Form 20-F
period 2016-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2017-03-20
CIK 1071321

As filed with the Securities and Exchange Commission on March 20, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Mr. Zeynel Korhan Bilek

Telephone: +90 212 313 8150

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

This is the 2016 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding our market share and total market size in Turkey are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012. Statements regarding 4.5G coverage and performance are based on our own calculations, pending publication of ICTA specifications.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below, and include, among others, the following:

•	competition in our main market;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkey with respect to certain technologies;

•	the refocusing of our business strategy in Turkey and the execution of this strategy by our new senior management team;

•	failure to successfully integrate and manage the new opportunities we pursue new business models, new technologies and international activities;

•	regulatory decisions and changes in the regulatory environment;

•	managing changes in our liquidity position and increased indebtedness and finance costs;

•	failure to abide by the requirements of our licenses or applicable regulations, including new requirments regarding personal data protection in Turkey and local-sourcing requirments for the development of our 4.5G license in Turkey;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies, including due to political instability in Ukraine;

•	foreign exchange rate risks;

•	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our Base Transceiver Stations (“BTS”) and potential increase in coverage requirements;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to BTSs and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	our dependence on certain systems and suppliers for network technology and IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cybersecurity incidents and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	legal actions and claims to which we are a party; and

•	inherent limitations of the effectiveness of our internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2016 and 2015 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2016 (“Annual Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective from the fourth quarter of 2015, our financial statements have been presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We no longer present financial statements in USD. This change has allowed us to align our Turkish and US reporting.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited Consolidated Financial Statements as of December 31, 2016, 2015 and 2014, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2016, 2015 and 2014, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of operations, statement of financial position and cash flows data as of and for each of the years in the four-year period ended December 31, 2016, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2016; and our selected consolidated statements of operations, statement of financial position and cash flows data as of and for one-year period ended December 31, 2012, presented in accordance with IFRS as issued by the IASB which have been derived from our accounting records as of and for the year ended December 31, 2012. Our financial statements for 2012 were originally published in U.S. dollars and were audited.

	2016	2015	2014	2013	2012
	(Million TRY, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Total revenues(1)	14,285.6	12,769.4	12,043.6	11,407.9	10,507.0
Direct cost of revenues(2)	(9,236.6)	(7,769.5)	(7,383.9)	(7,063.9)	(6,487.3)
Gross profit	5,049.0	4,999.9	4,659.7	4,344.0	4,019.7
Other income	78.6	44.5	58.9	35.5	32.3
Administrative expenses	(721.8)	(625.3)	(562.7)	(550.3)	(484.2)
Selling and marketing expenses	(1,910.9)	(1,901.9)	(1,974.6)	(1,843.6)	(1,705.7)
Other expenses	(312.8)	(270.4)	(135.2)	(94.4)	(137.5)
Results from operating activities	2,181.9	2,246.8	2,046.1	1,891.2	1,724.6
Finance income	1,064.8	756.1	955.4	759.9	691.7
Finance costs	(1,237.6)	(799.5)	(1,247.0)	(204.6)	(224.2)
Net finance income/(costs)	(172.8)	(43.4)	(291.6)	555.3	467.5
Monetary gain(3)	—	—	205.1	176.9	169.9
Share of profit of equity accounted investees(4)	—	—	4.5	(0.7)	(37.6)
Profit before income taxes	2,009.1	2,203.3	1,964.0	2,622.7	2,324.3

	2016	2015	2014	2013	2012
	(Million TRY, except share data and certain other data)
Income tax expense	(423.2)	(667.1)	(730.4)	(591.4)	(522.5)
Profit from continuing operations	1,586.0	1,536.2	1,233.6	2,031.3	1,801.8
Profit/ (loss) from discontinued operations(4)	(42.2)	367.3	202.8	298.0	256.1
Profit for the period	1,543.8	1,903.6	1,436.5	2,329.3	2,058.0
Attributable to:
Equity holders of the Company	1,492.1	2,067.7	1,864.7	2,325.9	2,079.0
Non-controlling interest	51.7	(164.1)	(428.2)	3.4	(21.0)
Profit for the period	1,543.8	1,903.6	1,436.5	2,329.3	2,058.0
Basic earnings per share – Total Group	0.68	0.94	0.85	1.06	0.95
Basic earnings per share- from continuing operations	0.70	0.77	0.76	0.92	0.83
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	6,052.4	2,918.8	9,031.9	8,128.9	6,998.9
Total assets	31,600.2	26,207.3	23,694.2	21,284.6	18,687.4
Long-term debt(5)	6,935.1	3,487.8	1,247.9	1,528.5	1,103.8
Total debt(6)	9,781.2	4,214.2	3,697.7	3,332.5	3,039.6
Total liabilities	15,531.8	11,788.4	6,983.6	6,549.5	5,923.7
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity/net assets	16,068.4	14,418.9	16,710.6	14,735.1	12,763.7
Weighted average number of shares(7)	2,193,184,437	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flows Data(8)
Net cash generated by operating activities	607.1	1,901.3	1,990.8	2,210.6	2,122.7
Net cash (used in)/ generated by investing activities	(2,976.7)	(3,563.0)	(1,378.0)	(1,084.0)	543.4
Net cash generated by/(used in) financing activities	4,839.0	(4,887.4)	93.0	(232.0)	(309.9)
Other Financial Data
Dividends declared or proposed(9)(10)	—	—	794.0	990.0	885.0
Dividends per share (declared or proposed)(10)	—	—	0.36	0.45	0.40
Gross margin(11)	35%	39%	39%	38%	38%
Adjusted EBITDA(12)	4,619.5	4,140.5	3,761.8	3,544.5	3,241.5
Capital expenditures	3,494.7	8,536.2	2,144.8	1,822.3	1,738.8

(1)	Total revenues includes Telecommunication services, equipment revenues, revenue and commission fees on betting business, call center revenues and revenues from financial services (Note 7).
(2)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rent and energy expenses, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of simcards sold, handset costs where we are the principal in the sale of handsets and personnel expenses related to our technicians and direct cost of revenues from financial operations (Note 12).
(3)	Hyperinflationary period lasted until 31 December 2005 in Turkey and commenced on January 1, 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The economy of Belarus was considered to transit out of hyperinflationary status and we determined to cease applying IAS 29 starting from January 1, 2015. Therefore, subsidiaries operating in Belarus have not applied IAS 29 in 2015.

(4)	Turkcell’s ownership in A-Tel was sold to Bereket Holding A.S. for a consideration of TL 31.0 million in 2014. The Company accounted its joint venture A-Tel by applying equity method accounting until August, 27 2014.

We have announced our intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer for our stake. Fintur is now classified as held for sale and reported as discontinued operations (Note 17).

(5)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(6)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(7)	The Company has purchased 6,815,563 shares back with a price range of full TL 8.92 to 9.99 as part of the share buyback decision on 27 July 2016. The transactions amount to TL 65,607 million. Treasury shares are deducted from Equity (Notes 25 and 26).
(8)	The presentation of statement of cash flows for the year ended December 31, 2015 has been revised in 2016, For details please refer to 18.A Financial Statements Note 2.
(9)	The Ordinary General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 approved a dividend in respect of these years amounting to TRY 3,925 million, which represented 42.5% of net distributable income. The dividend was paid to shareholders on April 6, April 8 and April 13, 2015.
(10)	Dividends per share was computed over 2,200,000,000 shares. The dividends per share were TRY 0.40, TRY 0.45 and TRY 0.36 for the years ended 2012, 2013 and 2014 respectively (equivalent to $0.11, $0.13, and $0.10 respectively as of December 31, 2016).
(11)	Gross margin is calculated as gross profit divided by total revenues.
(12)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, profit or loss from discontinued operations and depreciation and amortization. A reconciliation of Adjusted EBITDA to net income is presented below.

Non-IFRS measures

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, profit or loss from discontinued operations, share of profit of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our financial performance. Net income is also considered by our management as an indicator for our overall business performance which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

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

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it excludes share of profit of equity announced investees and discontinued operations;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it does not reflect other income and expense items which are generally outside the scope of our ordinary operations;

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

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

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Million TRY)
Adjusted EBITDA	4,619.5	4,140.5	3,761.8	3,544.5	3,241.5
Finance income/(costs)	(172.8)	(43.4)	(291.6)	555.3	467.5
Monetary gain	—	—	205.1	176.9	169.9
Other operating income/(expense)	(234.2)	(225.9)	(76.3)	(58.9)	(105.2)
Depreciation and amortization	(2,203.3)	(1,667.8)	(1,639.4)	(1,594.4)	(1,411.7)
Share of profit of equity accounted investees	—	—	4.5	(0.7)	(37.6)
Consolidated profit before income tax	2,009.1	2,203.3	1,964.0	2,622.7	2,324.3
Income tax expense	(423.2)	(667.1)	(730.4)	(591.4)	(522.5)
Profit or (loss) from discontinued operations	(42.2)	367.3	202.8	298.0	256.1
Profit for the period	1,543.8	1,903.6	1,436.5	2,329.3	2,058.0

The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2016	2015	2014
Industry Data
Population of Turkey (in millions)(1)	79.8	78.7	77.7
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	17.4	16.6	15.2
Number of mobile M2M subscribers at end of period (in millions)	2.1	1.9	1.5
Number of mobile prepaid subscribers at end of period (in millions)(3)	15.7	17.4	19.4
Number of fiber subscribers at end of period (in thousands)	1,043.9	899.4	735.1
Number of ADSL subscribers at end of period (in thousands)	818.0	620.8	456.2
Number of IPTV subscribers at end of period (in thousands)	359.7	223.7	60.1
Total Turkcell Turkey subscribers at end of period (in millions)	35.3	35.8	35.9
Total Turkcell Group subscribers at the end of period (in millions)(4)	50.1	51.6	52.0
Mobile average monthly revenue per user (in TRY)(5)	26.8	24.5	22.5
Postpaid	39.2	38.5	37.7
Postpaid (excluding M2M)	44.0	42.7	41.5
M2M	3.3	3.3	3.2
Prepaid	13.9	12.4	11.6
Fixed Residential average monthly revenue per user (in TRY)(5)	51.1	48.7	47.4
Mobile average monthly minutes of use per subscriber(6)	323.9	296.6	275.3
Mobile Churn(7)	24.7%	27.3%	28.3%
Fixed Churn(8)	18.9%	16.7%	17.7%
Number of Turkcell employees at end of period	3,870	3,851	3,319
Number of employees of consolidated subsidiaries at end of period(9)	15,129	12,798	12,311

(1)	The population of Turkey for 2016, 2015, and 2014 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015—a. Revenues”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany.
(4)	Subscriber numbers include subscribers in Ukraine, Belarus, Northern Cyprus and Germany.
(5)	We calculate average revenue per user (“ARPU”) using the weighted average number of our mobile and fixed subscribers in Turkey during the period.
(6)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.
(7)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our mobile subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Additionally, in the fourth quarter of 2015, 379 thousand subscriptions and in the first quarter of 2016, 196 thousand subscriptions which were not topped-up within the stipulated period were also disconnected.
(8)	Fixed churn rate represents the rate of subscriber disconnections during a certain period and is calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between Fiber and ADSL.
(9)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

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

The income and expenses of foreign operations in hyperinflationary economies are translated to TRY at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT continued to support financial stability and the implementation of the floating exchange rate regime in 2016.

The hyperinflationary period in Turkey ceased by December 31, 2005 and commenced in Belarus on January 1, 2011 and ceased by January 1, 2015. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and we determined to cease applying IAS 29 starting from January 1, 2015. The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our Consolidated Financial Statements and other information appearing herein. The $/TRY exchange rate on March 10, 2017 was TRY 3.7522= $1.00.

	2017(2)(3)	2016(2)	2015(2)	2014(2)	2013(2)	2012(2)
High	3.878	3.534	3.060	2.367	2.160	1.889
Low	3.519	2.793	2.278	2.071	1.746	1.734
Average(1)	3.702	3.021	2.720	2.188	1.901	1.793
Period End	3.752	3.519	2.908	2.319	2.134	1.783

Source:	CBRT
(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3) Through	March 10, 2017.

	March 2017(1)	February 2017	January 2017	December 2016	November 2016	October 2016
High	3.752	3.787	3.878	3.534	3.440	3.100
Low	3.608	3.569	3.519	3.367	3.098	3.000

Source: CBRT

(1)	Through March 10, 2017.

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

The majority of our revenue comes from our operations in Turkey. Competition in this market and certain regulatory actions that limit our ability to respond effectively to competitive pressures may adversely affect the growth of our business and our financial condition. Continued price competition and higher incentive-driven competition has, and will continue to, put pressure on our prices, market shares and profitability, as well as our liquidity. If the competition further intensifies, or the market slows or develops in unexpected ways, this could harm our business and financial condition.

In this market, we currently face intense competition from two other operators, Vodafone and Turk Telekom Group, both of which have recently experienced changes in senior management, which may result in changes in their strategies. As part of the changes to our own strategy announced in 2015, we are taking an integrated approach to the mobile, fixed and TV businesses. When viewing mobile and fixed as a single converged market, we are the second largest player in Turkey in terms of revenue, after the Turk Telekom Group, whereas when viewing the mobile market alone, we are the market leader.

In light of this newly-defined strategy and market, our aim is to solidify our position in Turkey as a converged communications and technology services company. However, our convergence strategy faces numerous challenges, including gaining access to the installed infrastructure, particularly from the incumbent operator, and to content. We also face the challenge of building or acquiring required assets at a reasonable cost. Furthermore, within our own organization, legal impediments prevent us from freely marketing all of our services to all of our subscribers.

In line with our strategy, we are currently in discussion with Turksat, a satellite and cable TV operator in Turkey, Vodafone, and TELKODER, the association of small ISPs of Turkey, to create a joint venture that would deploy fiber infrastructure in Turkey. No assurance can be given that these discussions will be successful. If the joint venture is established, the associated costs and regulatory hurdles are likely to be significant and the sharing of infrastructure may have an impact on the way we market fiber services and on the competitive landscape in the fiber market. In this regard, no decision has yet been taken regarding the contribution of our existing fiber infrastructure to the proposed joint venture.

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

In the past, Turkey’s principal telecommunications regulator, the ICTA, interfered with our ability to price our services and respond to competitive pressures. Regulatory actions such as the ICTA’s regulations on our retail pricing and maximum retail prices had been a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, such as interconnection rates which have been set asymmetrically and have facilitated increased competition. Although the ICTA’s maximum and minimum retail price regulations have been lifted, it is possible that the ICTA may act to regulate other areas of our business, including converged offers, and we cannot predict the impact that such regulation would have on our ability to execute our convergence strategy and on our competitive position and also the removal of the minimum retail price regulation may change the market dynamics. Furthermore, sub-brand initiatives of the existing competitors, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

Competition has also been affected by the increasing use of applications and services that make use of the internet as a substitute (namely “over the top”, or “OTT” services) for some of our more traditional services, such as messaging and voice. These have had an adverse impact on our revenues which may in the future be material. Reduced demand for our core services of voice, messaging and data could significantly impact our growth and profitability.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling xDSL from the incumbent operator Turk Telekom and we are dependent on their sales service in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customer end and lead to churn of our xDSL subscribers.

With respect to terminals, there is an increasing emphasis in the Turkish market on terminal bundled campaigns. Increased demand for terminal bundled campaigns will continue to lead to higher working capital requirements and bad debt expense. Working capital requirements related to terminal financing and bad debt expenses are being managed by our consumer finance company, which commenced operations in 2016. Our consumer finance company is exposed to changes in the economic environment in Turkey and may encounter increased credit default risk, particularly as its credit portfolio increases or in the event of degradation in the economic environment. Furthermore, the demand for consumer loans might be negatively affected in case of an increase in interest rates.

We are in process of restructuring our sales channel and renovating Turkcell stores (TİM). Any delay in store renovation, roll-out execution or disagreement with dealers could lead to a loss of customers or loss of key locations.

Competition in the market may also be adversely affected by changes in a number of other areas that are not specific to telecommunications, tax (in particular taxes on our services and on mobile devices), increases in interest rates, depreciation of the Turkish Lira against U.S. Dollar or Euro, macroeconomic developments and changes in consumer behavior, which could in turn adversely affect our financial results and the development of our business.

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

Telia Company, the majority shareholder of Fintur Holdings B.V. (“Fintur”) through its 58.55% stake, has initiated a process to divest its Eurasian assets on September 17, 2015. In line with our growth strategy and as the minority (41.45%) shareholder in Fintur (operating in Kazakhstan, Azerbaijan, Georgia and Moldova), we submitted a binding offer to acquire Telia Company’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan) on February 26, 2016. However, negotiations with Telia Companywere inconclusive. We have since announced our intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer for our stake. Fintur is now classified as held for sale and reported as discontinued operations. No assurance can be given that we will successfully or completely exit on commercially viable terms. We may also decide not to sell and it is still possible that we could buy out the majority shareholder, which would likely lead to an increase in our debt and increases in our exposure to macroeconomic risks in the Fintur countries, to fluctuations in currencies that have been prone to devaluation, to countries that have a high risk of corruption and to other compliance issues. Fintur has been the subject of allegations of corruption in the past, often as part of broader allegations against Telia Company and certain of its subsidiaries. Furthermore, in the case of an acquisition, we would be exposed to risks in our ability to successfully integrate these companies, their systems and their networks and to implement new strategies, and to the reaction of customers, competitors and regulators. If we do not completely exit or acquire Fintur, we also face the risk that the majority shareholder may sell to another party, leaving us as a minority shareholder with a new majority shareholder not chosen by us or that we may disagree with. Should there be a disagreement between us and the other shareholder (Telia Company or a successor) in the future, no assurance can be given that we will be able to take the course of action that we believe appropriate, including with respect to operational and strategic matters.

New investments may not achieve expected returns or returns that are in line with those of our core business, which may cause high value erosion. In many of the markets and businesses in which we have invested or may invest, it may take several years and significant investments to achieve desired profitability, if at all. As part of our strategy to become an integrated player, we may consider acquiring fixed operators in certain of the markets in which we operate. Any such acquisition would increase risks associated to these countries and to this type of business. If we become a minority shareholder in an investment, we might encounter difficulties for the protection of our minority shareholder rights. In addition, if an asset in which we have invested does not provide the expected returns, we may need to make further investment or we may consider disposal at a sale price that may be below carrying value or liquidation.

In the context of our evaluation of potential investments in the regions we target for international expansion, Turkcell has considered opportunities in countries in the Commonwealth of Independent States (CIS), Eastern Europe, the Balkans and the Middle East and Africa (“MEA”), and may consider such opportunities in the future. Operations in many of these countries are subject to economic, political and other risks. Furthermore, for acquisitions outside of Turkey, current and future E.U., U.S. and international laws and regulations, as well as legal and regulatory actions, targeting certain countries, local companies and individuals may curtail our ability to do business in affected countries and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are E.U. or U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, and certain individuals involved in such companies, have been the specific targets of such laws and regulations. Similarly, jurisdictions in which we have invested may from time to time become subject to sanctions, as has been the case in Crimea. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares.

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

Pricing is one of the key areas in which we are subject to regulation. The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, value added services, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers. Consequently, these actions have and will continue to adversely affect our business and financial condition. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, while imposing less stringent ones on other mobile and fixed telecommunications operators in the market, both of which may adversely affect our business and financial condition. Recently the ICTA imposed new rules regarding the proration of service fees for postpaid subscribers that will lead to revenue loss.

The ICTA is currently considering new regulations or changes to regulations in a number of areas that could affect our business, including the following:

•	An ICTA decision relating to the cost of ISP access to the Turk Telekom network (effective from October 2016) and possible changes in “Fair Usage Policy” in the fixed broadband market, have had and may have a negative effect on our cost structure, as we may be required to provide additional service and incur additional access costs that we cannot fully charge for. This problem will increase as customer traffic increases, which we expect to occur, in particular as a result of increases in demand for videos, increased use of OTT apps and increased smartphone penetration. We have proposed a change in the pricing model to the ICTA, but no assurance can be given that this will be accepted.

•	The ICTA has taken decisions in the fiber market that have favored the incumbent Turk Telekom, in particular exempting the fiber market from market analysis. This exemption has expired in October 2016, but in order to maintain their competitive advantage, Turk Telekom has requested an extension. No assurance can be given that this will not be granted.

ICTA has extended its “Double opt-in rule” (requiring consumers to submit two approvals before purchasing value added services) from game and music services to all value added services that are purchased via SMS. This makes it more difficult to purchase our services and which may adversely affect our services revenue.

Taxation is also an area in which we are subject to specific regulations. We are already subject to a Special Communication Tax and could be adversely affected by an increase in tax rates or new taxes, including on mobile devices, data, and services. Such taxes could adversely affect consumer demand for products and services and our results of operations.

As a result of the establishment of our consumer finance company and our existing operations in mobile finance, we are subject to banking and finance laws and regulations (the principal regulator is the Banking Regulation and Supervision Agency (“BRSA”)), and pursuant to our focus on services such as TV and music, we are subject to broadcasting and copyright laws and regulations. These regulations are different from those that we currently encounter in our core communications business in Turkey and we will need to obtain and develop the expertise required to comply with these laws and regulations, which may be costly. As we enter new businesses, such as energy, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

Any downturn in the economy and instability in the political environment in Turkey and internationally may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy may be affected by global, regional and domestic economic and political developments. In our view, the biggest threats to the global economy, including Turkey, in 2017 are the sustainability of economic growth and the sustainability of current low energy prices, which have generally benefitted the Turkish economy and the country’s current account deficit. The effect of prolonged low energy prices on commodity exporter countries in the region such as Russia, Saudi Arabia and Iran may negatively affect terms of trade between these countries and Turkey. Other potential threats to the Turkish economy result from an increasing pace of normalization of U.S. monetary policy with possible higher inflation and interest rates under the new U.S. administration, continuing Eurozone deflation risks, and geopolitical tensions with military operations in Iraq and Syria and the southeastern part of Turkey and instability in Ukraine in the Commonwealth of Independent States (CIS), the Balkans and Caucasus regions.

The Turkish economy grew for 27 successive quarters until Q3 2016, including growth of 3% in 2014 and 6.1% in 2015. The Turkish economy experienced a 1.8% contraction in the third quarter of 2016. If the Turkish economy slows or develops in unexpected ways, this may have an adverse impact on our operations and financial condition.

The Turkish economy is also sensitive to instability in the domestic political environment, which has been a factor in recent years, notably the failed July 2016 coup attempt. After this failed coup attempt, economic activity declined in the third quarter. Despite slowing domestic growth, improvement in the current account deficit was halted, in particular due to a sharp decline in tourism income. The coup attempt and regional political tensions are believed to have contributed to a 35% fall in tourist arrivals in 2016. In addition, political decisions in the countries that we serve to limit internet access (including limiting access to YouTube or Twitter) may negatively impact our revenues.

During the failed July 2016 coup attempt, we were required to provide certain communication services for free, adversely affecting our revenue. In the state of emergency that has followed, on July 21, 2016, the Turkish Capital Markets Board (the “CMB”) under its Communiqué on Share Buy-backs decided to temporarily remove the limits that are applicable to public companies’ acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval. Public companies that do not currently have any share buy-back programs can acquire their own shares from the stock exchange without being subject to any limit under the Communiqué provided that they publicly disclose any such trade. No end date has been set for this temporary regime. Our company with its board resolution dated July 27, 2016, has chosen to take advantage of this authorization and set aside a maximum fund amount (TRY 150 million) for buy-backs of both shares and bonds and has purchased 6,815,563 shares in a price range of TRY 8.92 to 9.99 from September 2016 through March 10, 2017 at a cost of TRY 65.607 million. On January 30, 2017 our board increased the maximum fund amount to TRY 300 million for share buy-back, including our ADRs traded on the NYSE, and bond buy-back, allowing management to buy, sell and/or redeem these securities within the maximum fund amount.

This is a temporary regime that the CMB may discontinue at any time. The eventual discontinuation of this policy may have an adverse effect on the demand for shares in the Turkish market, including our shares, and lead to a decline in the prices of such shares.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally has and is likely to continue to expose us to economic, political, social, financial, regulatory, currency devaluation and legal risks. These risks have affected and could adversely affect our result of operations and the carrying value of assets in our financial statements. Turkcell Group has investments in emerging markets including Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging markets. We are also exploring new opportunities, primarily in emerging markets.

Legal systems, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Furthermore, through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business, such as in our new consumer finance company. We will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition.

In some countries, we hold our investments with another shareholder or local government and in some cases we are a non-controlling shareholder. Should there be a disagreement between us and other shareholders, no assurance can be given that we will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment in order to take control, which may be costly. Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of E.U., U.S. and international sanctions, as has occurred in Crimea. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

•	Our operations in Ukraine may be adversely affected by military actions, political instability, civil unrest and economic problems in that country. Due to increased political instability in the Crimea region, we were eventually obliged to discontinue services there in the fourth quarter of 2014. We impaired our assets in the Crimea region down to their scrap value, while retaining our license and frequency rights. We are currently evaluating our options with respect to the disposal of lifecell’s assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk) with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. The ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•	In Ukraine, the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by 52% in 2015 and by 13.3% in 2016. UAH appreciated by 1% against U.S. Dollar as of March 10, 2017 compared to closing rates on December 31, 2016. The UAH has been stable against the U.S. Dollar to date in 2017. The National Bank of Ukraine, among other measures, continues to impose certain restrictions on the processing of client payments by banks and on the purchase of foreign currency on the inter-bank market. There remains further currency devaluation risk as the country is suffering from continuing instability as noted above, and has a large current account deficit and high external funding needs. As of December 31, 2016, our outstanding debt balance related to our Ukrainian operations was UAH 3.1 billion (equivalent to TRY 407.2 million). lifecell’s foreign currency revenues were 11% of its total revenues and its foreign currency operational expenses were estimated at 16% of total revenues as of December 31, 2016.

•	Our development strategy in Ukraine in 2015 was marked by our acquisition of the 44.96% in lifecell that we did not own, with a view to strengthening our regional position, a restructuring of lifecell’s balance sheet, and the acquisition of a 3G license at a cost of UAH 3,355 million (equivalent to TRY 434.3 million as of December 31, 2016) paid in 2015, plus UAH 358 million (equivalent to TRY 61.4 million as of December 31, 2016) paid in 2015 for spectrum conversion and an additional UAH 426 million (equivalent to TRY 51.6 million) committed to be paid and indexed to inflation. These increases in our investment have further increased our country and currency risk exposure.

A tender to issue 4G licenses could be held in 2017 on the basis of a July 2015 presidential decree on the introduction of 4G in Ukraine. There is no assurance that we would be successful in our bid to win a license, which would put us at a competitive disadvantage. The 4G license fee may be prohibitively high and significant deployment costs will need to be incurred. If we were successful in obtaining a 4G license it would increase our exposure to Ukraine and there is no assurance that we could operate it profitably.

In another development, MNP may finally be launched in Ukraine in 2017. The implementation of MNP may lead to a high churn of subscribers between operators. In some cases, MNP has been more disadvantageous for the third player in the market.

A decrease in the MTR rate from UAH 0.23 to UAH 0.15 was implemented from January 1, 2017. This MTR decrease could adversely affect our profitability in Ukraine.

•	Apart from these economic and political risks, our operations in Ukraine could expose us also to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

•	The economic situation is fragile in Belarus. The country remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, Belarusian Rubles (“BYN”), which could in turn lead to a further reduction in the value of our investment in this country. The BYN depreciated against the U.S. Dollar by 57% in 2015 and further depreciated in 2016 by 5.5%. BYN appreciated by 2.3% as of March 10, 2017 based on closing rate on December 31, 2016. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the Russian economy puts the recent BYN stabilization at risk and creates inflationary and devaluation pressure. In line with our strategic priority of improving our balance sheet structure, the outstanding debt of Belarusian Telecom has been restructured. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2016, Belarusian Telecom’s outstanding debt was BYN 3.3 million (equivalent to TRY 5.6 million as of December 31, 2016) owed to financial institutions and a €612 million (equivalent to TRY 2,270 million as of December 31, 2016) subordinated loan owed to Turkcell.

•	In Belarus, as the third operator in the market, we face regulatory and operational difficulties. No assurance can be given that the regulatory situation will change in our favor in the future. These risks have affected and could adversely affect our result of operations.

•	There are ongoing political discussions regarding the reunification of Cyprus, which may bring growth opportunities for our subsidiary, Kibris Mobile Telekomunikasyon Limited, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues. A 4G tender might be held in 2017 which could require additional investments. MNP might also be introduced in the market which may intensify the competition.

•	We hold a 41.45% stake in Fintur, which has operations in Kazakhstan, Azerbaijan, Georgia and Moldova, and Telia Company holds the remainder, although it has announced an intention to exit. The Group is committed to exit from Fintur as well and has initiated an active program to locate a buyer. See above for a discussion of risks relating to this effort and other possible outcomes.

•	The spectrum license of Fintur’s subsidiary in Azerbaijan will expire in 2017. No agreement has been reached for an extension and one may not be available on commercially reasonable terms. Failure to obtain an extension could lead to a halt in some of Azercell’s operations.

•	A disagreement with the licensing authority may have consequential adverse effects on our sports betting license in Azerbaijan. Legal actions may be taken before national and international judicial authorities by our Company in case the agreement between Azerinteltek and Azeridmanservis is unilaterally terminated and/or authorization of Azerinteltek in Azerbaijan is withdrawn.

•	Corruption is an area of significant concern in emerging markets. We are subject to laws such as the U.S. Foreign Corrupt Practices Act, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Violations of these laws and regulations could result in significant fines and penalties, criminal sanctions against us, companies in which we invested, and our and their officers and employees and could adversely affect our business in affected countries. Such violations or allegations of violations may also adversely affect our reputation, our revenue or our overall financial performance. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our affiliates. In this regard, allegations have been made regarding improper payments relating to the operations of Kcell, a 51% subsidiary of Fintur. With respect to Kcell and the other Fintur companies, through our representation on the Fintur board, we remain vigilant about such allegations, however there can be no assurance that such issues will not be substantiated or that new allegations will not arise. Turkcell has received and responded to a request from the U.S. Securities and Exchange Commission (“SEC”) to submit documents and information related to Uzbekistan and the Uzbek subsidiary of Telia Company (which is the majority owner of Fintur). Furthermore, one of our key suppliers, Ericsson, has been the subject of corruption allegations and investigations, including in respect of its Turkish operations. Although we have not to our knowledge been implicated, no assurance can be given that these allegations and investigations will not touch our Group.

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

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat. Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles, Azerbaijani Manat and Kazakhstan Tenge, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us. In particular, a substantial majority of our equipment expenditures are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, Azerbaijani Manat and Euro. In addition, we are exposed to such currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular our obligations in respect of universal service for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies. See “Item 8. Financial Information” and Note 34 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. Increases in inflation and devaluations that are not matched by adjustments in our tariffs have had, and may continue to have, an adverse effect on our results of operations and our liquidity.

The TRY depreciated by 21.5% against the U.S. Dollar and 16.8% against Euro in 2016, driven mainly by increased internal macroeconomic and political volatility, national security issues, terrorist attacks and political uncertainties as well as international developments such as Britain’s EU exit referendum result and U.S. presidential elections which led U.S. rates higher and the Federal Reserve’s hike in interest rates, and downward emerging markets growth outlook. We enter into derivative transactions and hold cash to manage the risk with respect to the Turkish Lira, however, these transactions have a cost and do not fully cover all of our risks.

In 2016, the Belarusian Ruble depreciated against the U.S. Dollar by 5.5% while the Ukrainian Hryvnia depreciated by 13.3%. During the same period the Belarusian Ruble appreciated by 13.1% and the Ukrainian Hryvnia appreciated by 6.6% against the TRY. In December 2015, the Azerbaijani Manat was allowed to float and total depreciation of the Manat against the U.S. Dollar reached 98.8% in 2015. Risks of further devaluation remained and currency depreciated by a further of 13.6% in 2016 as the country struggled to bring its balance of payments for its energy-dependent economy back into equilibrium. The Kazakhstan Tenge appreciated by 14% against the U.S. Dollar in 2016 and the central bank eased its policy rate to 12% from 17% as a response to foreign exchange gains and downtrend in inflation. There are no tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries.

As of December 31, 2016, our consolidated debt was TRY 9,781 million. The debt balance of our companies operating in Turkey was TRY 9,368 million, of which TRY 2,059 million ($585 million) was denominated in U.S. Dollars and TRY 3,641 million (€981 million) in Euro. The debt balance of lifecell was TRY 407.2 million, denominated in UAH. Meanwhile, Belarusian Telecom had a debt balance of TRY 5.6 million, denominated in BYN. The financing of infrastructure investments, license fee payments and any other potential investment opportunities could lead to an increase in our U.S. dollar and/or Euro debt, further increasing our currency exposure.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs to finance our technological and geographic expansion. In 2015, this included the payment of the Ukrainian 3G license fee and the buyout of SCM’s interest in lifecell/Euroasia and the debt restructuring of lifecell and Belarusian Telecom, the payment of the Turkish 4.5G license fee and related capital expenditures in Turkey, and the establishment of a consumer finance company. Furthermore, in 2015, we paid a dividend for the first time in several years, which significantly reduced our available cash. In 2016, major cash outflow items included 4.5G license fee installments, capital expenditures and loan payments. In addition, an increase in the volume of assigned contracted receivables has resulted in and may continue to result in higher working capital requirements if we fail to successfully run our consumer finance company. These pressures have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Our borrowings expose us to foreign exchange rate risk, interest rate risk and possibly to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations. We enter into derivative transactions and hold cash to manage the risk with respect to the Turkish Lira. However, these transactions have a cost and do not fully cover all of our risks. Furthermore, no assurance can be given that we will continue to have access to financing on terms that are satisfactory to us or at all. In addition, no assurance can be given that unexpected cash outflows will not be required that could further erode liquidity and increase borrowing requirements.

As of December 31, 2016, our consolidated debt was TRY 9,781 million. TRY 4,214 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further. In 2015, we obtained financing lines of around $2.9 billion (part in U.S. Dollars and part in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which would significantly increase our indebtedness. Of this amount, we issued a Eurobond with an aggregate principal amount of $500 million and drew $500 million and €445 million under our club loan agreement with five international banks and €500 million of debt under our loan agreement with China Development Bank. We are likely to increase our debt for the financing of infrastructure investments, license fee payments and any other potential investment opportunities.

In 2015, we received investment grade ratings from Moody’s, Standard & Poor’s and Fitch Ratings and sustained in 2016. These investment grade ratings may not be sustained since Turkey’s credit has been downgraded to below investment grade by Fitch, S&P and Moody’s. Furthermore a decrease in our free cash flow, an increase in our net debt position or more generally a change in financial policies and projections, a material increase in investment and acquisition plans or shareholder returns and an increase in corporate governance issues could also result in a credit rating cut.

Some of our borrowing agreements contain cross default clauses under which a default by a group company could constitute an event of default under certain of our borrowings.

We are subject to a variety of risks with respect to our Base Transceiver Stations (“BTSs”) excellence.

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

We have recently been awarded a license allowing us to deploy a IMT advanced network in Turkey. There are certain coverage and local production obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

We have achieved a major step forward in the development of telecommunications in Turkey with the deployment of IMT Advanced (known commercially as “4.5G”) networks in 2016. Our 4.5G build-out requires significant financial investments and there can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out is material. Furthermore, the license agreement contains certain tedious terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required usage of domestic equipment in meeting infrastructure obligations, an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees, which will increase as the number of frequencies used increases. With respect to the domestic procurement requirement, since there is not enough research and development, product development and production capacity in the domestic market, it is not possible to meet our obligations in the short term and we have asked ICTA to waive this requirement for 2015-2016, but no assurance can be given that ICTA will not find us to be in breach of our license. More generally, demand for 4.5G services may also not be at the level we expect, such that the return on investment we make in connection with 4.5G may not meet our expectations. Any of the foregoing could harm our competitive position and our profitability.

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

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G network and, once fully deployed, to the 4.5G network. However, terminal penetration is the key factor in providing the expected shift in traffic. Penetration may stay low or our subscribers may choose to stay on the 2G or 3G network for reasons such as the 2G network’s lower battery power consumption. In addition, coverage will depend on the full deployment of the 4.5G network, compared to the coverage level of the 2G and 3G networks.

There are alleged health risks, zoning limitations related to our BTS may adversely affect our ability to provide services at certain areas.

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

In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. In addition, the Turkish Supreme Court overruled the decisions of some local courts, finding that a base station in question could have negative effects on human health over the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles have made it increasingly difficult to build new BTS sites and maintain our existing sites. The ICTA has issued an updated regulation which further tightened electromagnetic field limits. This may negatively impact network quality and increase our capital expenditures.

There are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Zoning law in Turkey requires mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and/or closing of BTS for which certification cannot be obtained, negatively impacting our financial condition. An exception to this requirement for base stations was recently rescinded by a court decision. As a result of this situation, some municipalities take actions to suspend the construction of BTS or order their demolition. Modifications to the Zoning Law with respect to building certification procedures are under discussion. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In 2012, metropolitan municipalities were authorized to consider the requirements of city and building aesthetics and electronic communication services when certifying BTS sites. We believe that certification should be based on technical and legal considerations only. Operators will also be required to pay additional fees to obtain a site selection certificate, which may lead to additional operational costs and the certificate processes for implementation of sites may delay the permit process. No regulation or enacting legislation has yet entered into force, creating uncertainty on this issue, including as to the details of such fees and the application process.

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

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

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

Our principal shareholder is Turkcell Holding A.S., which holds 51.00% of Turkcell’s shares as of March 10, 2017, based on the Company’s share book. On December 6 and 7, 2016, Sonera Holding BV applied to the Central Registry Agency to convert its 13.07% of direct Turkcell stake into tradable shares, with a nominal value of TRY 287,632,179.557 which are now publicly held. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Sonera Finland Ojy. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. According to public filings (a Schedule 13D filed in November 2009), Alfa and Telia Company entered into an agreement regarding a possible consolidation of their holdings in Turkcell into a new company. In a Schedule 13D filing, Alfa has deleted references to this agreement.

Cukurova and Alfa are involved in a long-running dispute regarding, in summary, amounts due by Cukurova to Alfa and Alfa’s claim to take ownership of Cukurova’s indirect 13.8% interest in our Company in settlement of such amounts. In 2014, as a result of a court decision, Cukurova paid Alfa $1.6 billion to release this claim. Cukurova has been provided loan financing amounting to $1.6 billion by the Turkish state-owned Ziraat Bank for which an indirect 13.8% interest in our Company has been provided as collateral. According to the latest publicly available information, Alfa and Cukorova remain in a stalemate over a right given to Alfa to buy Cukorova’s stake and rights of Cukorova to either buy Alfa’s stake or sell its own stake to Alfa. This dispute and other disputes have effectively blocked shareholder decision-making on important corporate matters, and could have an adverse effect on the ability of our management to execute business decisions and take other actions. We cannot predict how the resolution of this dispute will affect our Company, whether other disputes will be resolved and whether our shareholders will be able to achieve agreement on matters regarding the operation of our Company.

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•	Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. Prior to our shareholders’ meeting held in 2015, we have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, the election of independent board members, the release of directors for actions taken and the approval of financial statements. In 2012, 2013 and 2014, due to lack of quorum, the annual general assemblies could not convene on time, but eventually convened on March 26, 2015. The annual general assembly meeting for 2015 convened on March 29, 2016 but did not approve all items submitted to it. Our Board of directors has decided to call the Annual General Assembly Meeting of our Company for 2016 to convene on March 30, 2017.

•	A number of corporate governance requirements were enacted under Turkish regulations by the CMB with mandatory effect from June 30, 2012.

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

We are heavily dependent on IT and NT systems, suppliers of IT and NT services and our IT and NT employees for the continuity of our business and we are continually upgrading and converting our IT and NT systems. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, security breaches, sabotages, terrorist or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT and NT systems, or other factors. We have experienced an increased number of attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. As of the date of this annual report, we believe that no such attacks have succeeded in obtaining access to our critical systems, although such attacks in practice may develop over long periods of time during which they can remain undetected. Computer hackers routinely attempt to breach the security of technology products, services, and systems. If successful, these could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. In the event of such breaches, we could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

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

The operation of our business depends, in part, upon the successful deployment of continually-evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial services, mobile health and mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

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

Our former Chief Executive Officer, Mr. Sureyya Ciliv, resigned from his position effective January 31, 2015. Mr. Kaan Terzioglu was appointed as our Chief Executive Officer later in 2015 and a new Chief Financial Officer, Mr. Bulent Aksu, was appointed as of July 20, 2016. In 2015 and 2016, there have been organizational changes in our Company, including changes to our management team, to our structure and business strategy and further changes may be made. Although, we have taken measures to prevent major disruptions to our operations, no assurance can be given that the changes being implemented will achieve their objectives, or that they will not have an adverse effect on our business or lead to retention issues among our key personnel. Failure to implement these changes successfully could adversely affect our ability to compete effectively, which could impact our revenues, operations, or results of operations.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with such authorities. We have set aside provisions for certain of our ongoing disputes based on applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 37 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. In particular, we have an ongoing dispute regarding the application of the Turkish Special Communication Tax to prepaid card sales made by our distributors. The tax authority has assessed a significant special communication tax and a related penalty against our Company as a result of a tax investigation regarding the years 2008 to 2012. The tax amount assessed with respect to the Company was TRY 211.1 million as principal and TRY 316.6 million as tax penalty, totaling TRY 527.6 million. There was no provision with regard to this case in financials for the year ended 2016. The dispute is being litigated in a variety of courts and first instance courts have notified their verdicts; some are in favor of us, some are partially in favor of us and partially against us, while others are against us. These verdicts are appealed by the party against which the verdict was rendered. In accordance with the Law no.6736 we filed applications for the restructuring of penalties and interest on the Special Communication Tax regarding the disputes on the tax amount for the years 2008-2012. The tax office accepted the restructuring application for the years 2008, 2009, 2010, and 2012, and we paid the restructured amount. Within this scope we submitted a waiver petition to the tax office related to the cases for these terms and as a result of this situation the Council of State decided that there is no need to grant a decision by the reason of waiver during the appeal process related with the cases for the years 2008, 2009, 2010 and 2012. On the other hand the tax office rejected the application for the restructuring of SCT regarding the dispute on the tax amount for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The case is pending. Therefore the appeal processes are ongoing related with the cases for the year 2011. Currently, we are under tax investigation for the year 2013 and a provision of approximately TRY 15 million is set in our year-end financials. We may face investigations in respect of later years, and there is a risk that we may incur a special communication tax and penalties as a result of such investigations. We may also face with a risk of unexpected tax audits and claims in many different areas that are subject to taxation such as corporate tax, value added taxes and others. Additionally, changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may, as a result, materially adversely affect our financial condition and results of operations.

Due to our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue including some exemptions. The Turkish Treasury may change its opinions based on interpretations of treasury share calculations. Therefore unanticipated treasury share liabilities and fines may also be levied. We have also had several long running disputes with the Turkish Treasury regarding claims for payments of additional treasury share and allegations of deficient treasury share and contribution share payments and penalties imposed within the context of our 2G and 3G Concession Agreements. We are also involved in several disputes regarding administrative fines imposed by the ICTA and ICTA’s additional radio utilization and usage fee requests made after ICTA’s investigations on number of subscribers and radio utilization and usage fees regarding the years 2010-2011, 2012, 2004-2009, 2013. The ICTA has investigated the same issue with respect to 2014 and has warned the Company by alleging that the Company made an incorrect notification. For a more detailed discussion of our disputes that we presently believe to be significant, see Note 37 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

Our latest review as of December 31, 2016, has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. However, our controls have in the past suffered from these and lesser deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and also on the operations and may also cause financial losses or increase opportunity cost.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholder is Turkcell Holding A.S., which holds 51.00% of Turkcell’s shares based on the Company’s share book. On December 6 and 7, 2016, Sonera Holding BV applied to Central Registry Agency to convert its 13.07% of Turkcell stake into tradable shares, with a nominal value of TRY 287,632,179.557. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Sonera Finland Oyj. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.1

The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark B Blok, Maltepe, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE.

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and a 13 year 4.5G license effective for until April 30, 2029.

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

In early 2009, we were granted a 20-year type A 3G license, which provides the widest frequency band, for a consideration of €358 million (excluding VAT), and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service for three years. We started the service in August 2013 and as of the end of 2015, infrastructure covering 1,794 settlements has been installed (out of the three-year target of 1,799) within the scope of the project, with network-sharing technology. This contract was recently renewed until December 31, 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator, for €1,623.5 million (excluding VAT and interest payable on the installments). We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The first installment of the license fees of €706 million, including VAT, was paid on October 26, 2015. The second installment of €413.8 million was paid on April 25, 2016. The third installment of €413.8 million was paid on October 25, 2016. The last installment will be paid on April 27, 2017. We may choose to pay the last installment in Euro or in Turkish Lira converted at the buying exchange rate announced by Central Bank of the Republic of Turkey on January 2, 2017.

[1]	Turkcell Holding A.S. and Cukurova Telecom Holding Limited’s shareholding structure are described as set forth in its disclosures in Public Disclosure Platform dated March 25, 2015 and April 14, 2015 respectively, which the Company has not independently verified.

Following the 4.5G auction, we have a total frequency bandwidth of 234.4 MHz which has increased our spectrum share of the total bandwidth of the market to 43%. We acquired twice the bandwidth acquired by Vodafone while paying the same amount in terms of price per MHz, and 56% more bandwidth than Turk Telekom (formerly known as Avea) while paying only 9% more per MHz. Moreover, we paid the lowest per subscriber price for 1 MHz in the auction at €0.28 per subscriber, compared to €0.44 and €0.52 paid by Vodafone and Turk Telekom, respectively. The new spectrum acquired, including the widest frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment has enabled us to provide the fastest 4.5G speeds of 500 Mbps and above. We plan to increase these speeds to 1000 Mbps and beyond in the future through more carrier aggregation combinations and availability of advanced user devices supporting new features. This will allow customers to access mobile services at a speed comparable to fiber broadband.

In 2016, we had total revenues of TRY 14,285.6 million, our Adjusted EBITDA totaled TRY 4,619.5 million and we reported net income of TRY 1,492.1 million. For the year ended December 31, 2016, we spent approximately TRY 3,494.7 million on capital expenditures including non-operational items and our 4.5G license fee, compared to TRY 8,536.2 million and TRY 2,144.8 million in 2015 and 2014, respectively. Capital expenditures in 2015 and 2016 related mainly to our 4.5G license and the GSM and fixed-line networks of the Company, Superonline and lifecell.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2016, that number had grown to 50.1 million for the Group.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

We are the leading mobile telecommunications operator and the second largest converged telecommunications company in Turkey in terms of revenue, with a 37.4% share (including our financial services revenue) in the fourth quarter of 2016, among the three major operators in the Turkish telecommunications market (Turkcell Turkey, Turk Telekom and Vodafone) according to the operators’ announcements for the year ended December 31, 2016. Beginning in 2015, Turkcell Turkey has positioned itself as a converged player in the total telecommunications market in line with our new strategic priorities. We have shifted to a new organizational structure with the aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications and technology services. We have taken steps to integrate our marketing efforts, sales channel and technical platform as well as to establish customer services as a key focus area.

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

We have differentiated our network in terms of quality and speed of service, with extensive spectrum rights covering 43% of the total spectrum available, extensive 3G coverage (covering over 95% of the population) and the broadest 4.5G license of any operator in terms of spectrum allocation. We have also focused on building out an advanced fiber network to support our mobile and fixed offerings (including broadband and television), through our 37,154 km fiber network, which reached 18 cities in Turkey as of December 31, 2016. As a result, we had a 55% subscriber market share of the fiber to the home/building market as of December 31, 2016 according to the operators’ announcements, despite not being the incumbent fixed line operator, and expect this to be a key focus area going forward.

The total number of subscribers in the five countries where we have consolidated operations reached 50.1 million as of December 31, 2016. In Turkey total mobile, fixed and IPTV subscribers were 35.3 million.

Effective from 2015, we have changed our reportable segments in order to align the segments with our convergence strategy. Following this change, our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International.

•	Turkcell Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 89.5 % of our revenues and 90.1% of our Adjusted EBITDA in 2016. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and have the broadest spectrum in 4.5G in Turkey, which we expect will provide us with a competitive advantage by allowing us to provide high quality and speedy service across the Turkish mobile telecommunications industry.

•	Turkcell International. Turkcell International accounted for 6.1% of our Group revenues in 2016. We have telecommunications operations in a number of emerging market geographies that we believe are complementary to our operations in Turkey as a result of our cultural affinity and the potential to export our business model. These geographies include Ukraine (which accounted for 4.0% of our revenues in 2016), Belarus (which accounted for 1.0% of our revenues in 2016) and the Turkish Republic of Northern Cyprus (which accounted for 0.9% of our revenues in 2016) and Germany.

•	Other Subsidiaries and intersegment eliminations. Other Subsidiaries and intersegment eliminations mainly comprises our information and entertainment services in Turkey and Azerbaijan, consumer financing services and call center revenues, and accounted for 4.6% of our revenues in 2016.

We have a strong track record of profitable operations with total revenues for 2016 of TRY 14,285.6 million and Adjusted EBITDA in 2016 of TRY 4,619.5 million. We have achieved these results while continuing to invest in our network to support our strategy of offering innovative solutions, with capital expenditures for 2016 of TRY 3,494.7 million.

We serve a broad range of consumer, corporate and wholesale customers, which accounted for 79.9%, 17.1% and 3.0% of Turkcell Turkey revenues (not including other revenues and prior to consolidation eliminations) in 2016. As part of the realignment of our strategy, we have emphasized the importance of customer services and established customer services as a separate focus area. Revenues from data and services and solutions have been growing rapidly, with growth of 56.3% and 94.6%, respectively, in 2016.

We are the only company listed on both the NYSE and the Borsa Istanbul, with a market capitalization of TRY 21.5 billion as of December 31, 2016, making us the 6th most valuable publicly traded company in Turkey.

I. Industry

a. Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 to facilitate unification and integration of mobile communications worldwide.

Since Turkcell was founded in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities whereas the focus in 3G shifted more onto data, along with simultaneous voice and data capability. And 4G has brought fully IP-based architecture where everything is considered as data. Turkcell currently has all of these technologies in its mobile networks to serve customers who use and depend on them based on their subscription profiles and terminal types. With the advent of 4G/4.5G technologies it has become possible to introduce more sophisticated services utilizing lower latency and higher data speeds.

Our Company has also branched out in to the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential with favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

According to a TUIK announcement, the estimated median age of the Turkish population is 31.4, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. There were 79.8 million people living in Turkey as of December 31, 2016.

There are currently three major operators in the telecommunications sector in Turkey, Turkcell Turkey, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment (formerly known as Avea) and TTNET, “Turk Telekom Group”). In 2016, the total revenue of the Turkish mobile and fixed markets was TRY 36.7 billion compared to TRY 32.5 billion in 2015, according to the operators’ announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey’s reported revenue).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund (“SDIF”). Turk Telekom Group is 55% owned by Oger Telecom.

II. Strategy

Our vision is to become a converged communications and technology services company with globally relevant services.

In an effort to create value for our customers, we have identified the following four strategic pillars through which we intend to pursue sustainable profitable growth:

Strengthening Our Position in Turkey

Our goal is to become the number one converged telecom company in Turkey. In order to reach this goal, we have taken the following actions:

•	We realigned our organization and have taken steps to integrate our mobile and fixed network platforms to provide a seamless experience to our customers.

•	We integrated our sales channels and offers with the goal of providing a full range of mobile, fixed and broadband products and services.

•	In April 2016, we launched the first converged bundle offer in Turkey, which includes mobile and fixed products in a single bill.

Our aim is to meet our customers’ increasing demand for data while providing the highest quality network experience. To be able to do this, we acquired the widest range of spectrum in the 4.5G auction at a very competitive price per MHz and subscriber. We will also continue to invest in our fiber network both to ensure scale and to meet the demands of 4.5G technology.

A key element of our strategy is to expand our range of multiple-play offerings, adding fixed, broadband and television to deliver a multi-play offering (including mobile, fixed and TV) to the Turkish market. As a result of the launch of our new offerings, we have grown our share of fiber residential multi-play subscribers (who subscribe to our internet and TV bundles) and mobile triple play subscribers (who subscribe to voice, data and strategic services).

In addition, we aim to continue to increase our revenues from corporate customers by offering them fixed and mobile converged total telecom solutions. In line with this strategy, in order to become the leading cloud services provider in Turkey, we have established data centers in Istanbul and Ankara to provide cloud services to our corporate customers.

Expanding in Existing and New Markets

We aim to improve the performance of our international subsidiaries and increase their revenue contribution to the Group. After the restructuring of debt at both our Ukrainian and Belarusian subsidiaries in 2015, we believe we have positioned these businesses to be able to achieve profitable growth.

Starting from 2016, our Ukranian operations offer their services under the new brand “lifecell”. Under the new brand identity and with ongoing investments in 3G+ infrastructure and services, seeks to become Ukraine’s top data operator.

In Belarus, we started to provide LTE services on beCloud’s infrastructure in August 2016, which we believe will contribute to our growth in the market.

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

Developing and Spreading Digital Services

We continued to create value for our customers through our services and solutions delivered through our superior network. We increased our focus on strategic services including BiP, Turkcell TV+, fizy, lifebox, Sports and Education. BiP, our integrated IP-based communication platform has been downloaded by 11.1 million people; global downloads exceeded 1.2 million as of December 31, 2016. We believe that these services will facilitate our strategy shift from being a telecom operator to an over-the-top (OTT) company. We are also seeking to expand in other adjacent business areas in Turkey, for example by launching our payment platform Paycell. We are currently working on the integration of Paycell with all our digital services. Furthermore, we are pursuing opportunities to grow inorganically in Turkey to add new capabilities and/or widen the range of our products/services offerings.

Focus on Sustainable Shareholder Return

In order to grow profitably, we aim to manage our costs effectively, while investing in growth areas. We have taken significant steps towards improving our balance sheet, thereby creating value for our shareholders. We launched a consumer financing company to further facilitate the financing of the technology demands of our customers. We are still the only Turkish company with an ‘investment grade’ rating from all three major rating agencies (S&P, Moody’s and Fitch). In 2015, we obtained new sources of credit of approximately $2.9 billion (part in U.S. Dollars, part in Euro) that we have partly used for infrastructure investments and restructuring of existing debt.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, we have a total of 35.3 million customers including 33.0 million mobile, 1.9 million fixed broadband and 359.7 thousand IPTV customers. We serve a broad range of consumer, corporate and wholesale customers, which accounted for 80%, 17% and 3% of Turkcell Turkey revenues in 2016, excluding other revenues and consolidation eliminations. Revenues attributable to consumer and corporate segments grew by 12% and 8%, respectively in 2016, while revenues attributable to the wholesale segment increased by 17% over the same period.

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

Turkcell Turkey serves its customers’ needs, priorities and expectations under three main categories:

Consumer Category

For mobile, we manage our customers either under the mass segment or under one of our two large sub-segments; youth and premium. With differentiated mobile communication offers, value added services, as well as campaigns and co-branded activities we aim to create value for customers in these segments. Our priority for these segments is especially the bundling of mobile services such as BiP, fizy, Turkcell TV+, and lifebox in multiplay propositions.

Fixed consumer customers are consolidated under a single segment, residential.

Corporate Category

The Corporate segments for our mobile and fixed customers are composed of Small Office /Home Office (“SoHo”), Small and Medium Enterprises (“SME”) and Enterprise customers, for which we have differentiated mobile communication offers as well as campaigns and co-branded activities with selected companies from other sectors to create added value for targeted segments.

Wholesale Category

Our wholesale segment focuses on managing wholesale voice, data and roaming services with the national licensed operators, international operators and network centric business owners such as data centers and content providers.

For roaming services, the wholesale segment strives to achieve the best international coverage for customers to have continuous communication wherever they travel and to enable all visitors to enjoy the service quality of Turkcell.

For wholesale data and voice services, our main strategy is to become the regional junction point in an increasingly connected world.

b. Services

We provide high quality mobile and fixed voice, data, TV and other services to our subscribers throughout Turkey. We provide a range of mobile services to our customers, enabling them to call, text, access the internet, stream music and watch videos and roam abroad. We provide these services through our network of over 48,500 base stations providing 99.67% 2G, 96.04% 3G, 82.5% 4.5G coverage in Turkey. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with balance of TRY 35 or monthly usage allowance with 1000 minutes, 1000 SMS and 1 GB, while the top-up (TL refill) cards or usage allowance (package refill) cards (both physical and digital) can be purchased in amounts ranging from TRY 10 to TRY 180. As of December 31, 2016, we had approximately 15.7 million prepaid subscribers and 17.4 million postpaid subscribers, compared to approximately 17.4 million prepaid subscribers and 16.6 million postpaid subscribers as of December 31, 2015.

We provide a range of fixed services in Turkey including voice, broadband and TV services to consumers and a wider range of services to our corporate customers, including cloud and traffic carrying. We provide these services through a combination of our own fiber infrastructure and leased copper. As of December 31, 2016, we had approximately 1.9 million fixed line customers of which approximately 1 million were fiber and 818 thousand were ADSL customers. We cover 2.7 million homes with our fiber infrastructure.

(i) Voice Services

Voice services are the main services that we provide to our customers. Voice services consist of high quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband

Our broadband services consist of mobile broadband, fiber to the home/building and ADSL.

We commercially launched 3G simultaneously in 81 city centers and major cities in Turkey at the end of July 2009 and reached 96.04% population coverage as of December 31, 2016 and launched LTE (4.5G) network simultaneously in 81 city centers in Turkey on April 1, 2016.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera) and have an open operating system (e.g. Windows Mobile, Android) allowing access to the Internet and running a variety of third-party software applications, are an important component for the growth of our mobile broadband business. The smartphone penetration on our network reached 64% by the end of 2016, up from a 52% penetration at the end of 2015. 4.5G services have been commercially launched in Turkey on April 1, 2016. In order to increase penetration of the 4.5G services, Turkcell launched campaigns in which various 4.5G enabled smartphones were offered to Turkcell customers by dealers at competitive prices. In most cases, Turkcell is acting as an agent on behalf of its dealers to provide handsets, although the Company is increasingly selling handsets itself as a principal. The table below shows the number of smartphones in our network and smartphone penetration for the periods indicated:

	2009	2010	2011	2012	2013	2014	2015	2016
Number of smartphones in our network (millions)	0.9	2.0	3.8	6.2	9.6	12.7	16.1	19.2
Penetration(1)	3%	6%	12%	19%	30%	40%	52%	64%

(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are sold by dealers, to increase LTE available device penetration, create a unique terminal experience and enhance the broadband internet experience. Distributors, dealers, Turkcell Consumer Finance Company and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are increasingly selling handsets ourselves as a principal. These campaigns contain a variety of devices such as smartphones, LTE available modems and tablets and some complimentary products such as wearables, game consoles, headsets, TV set top boxes and VR sets. Throughout 2016, we maintained our position as leader of handset campaigns through our dealer channel and we delivered attractive joint campaigns with “top of the class” models of brands in high demand such as Samsung, Apple, and some local handset manufacturers such as Vestel and General Mobile. We have also launched Turkcell-branded T series smartphones and a tablet with Android operating systems since 2010, which we believe contributes to increased smartphone penetration, data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price. The latest version of the T-series, the T70, was launched in June 2016 and sold more than 200 thousand units country wide.

When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We emphasize our value propositions to our broadband products by not charging our customers for activation, modem or installation services and by offering high-speed fiber broadband at attractive prices.

We offer fixed broadband internet packages to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our fiber zones, therefore we are able to offer double-play packages only with internet and voice to our customers. We are not offering IPTV service on DSL because our TV technology is IP based (IPTV), which has a multicast structure, technically DSL infrastructure can not support this kind of service.

(iii) Digital Services & Solutions

By providing a wide range of digital services, Turkcell enables users to remain connected wherever they are, via their mobile devices. From digital communications services to media and entertainment services, Turkcell responds to the diverse needs of subscribers to help them connect to life.

Digital Services

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Turkcell is focused on developing and managing digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. These services are designed around enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using mobile technologies, especially in the areas of information and entertainment (i.e. television, communication, education, music and sports) and enabling our customers to access information according to their needs and providing convenience services such as mobile payment and finance services.

Turkcell has developed a number of Turkcell-branded mobile applications in-house. Turkcell App Market is a localized application store for users to download both free and paid mobile applications to their supported handsets. It enables people to download more than 20,000 applications including Turkcell-branded applications and third party applications such as news, games and sports. As of December 31, 2016, Turkcell has 42 active Turkcell-branded mobile applications that were downloaded from the Turkcell App Market over 3 million times in 2016.

Among others, below are the strategic services on which we focus:

•	BiP is an Integrated IP-based communication platform;

•	Turkcell TV+ enables subscribers to watch live television channels and on-demand video content on their mobile devices and through IPTV platform;

•	fizy (formerly known as Turkcell Music) is a digital music platform to stream and download music,

•	lifebox (formerly known as Smart Storage) is a cloud service that facilitates data storage;

•	My Account is an application for our customers to track their bills and usage, changing their settings and making transactions & purchases;

•	Goals on Your Mobile (Goller Cepte) allows fans to follow their team and be updated on a wide variety of categories such as game scores and player transfers;

•	Turkcell Academy provides digital learning contents and services in various categories such as technology, innovation, personal development, marketing, leadership, certificate programs;

•	Dergilik is a digital publishing platform which enables access to more than 250 popular magazines published in Turkey;

Downloads of strategic services increased to 44.2 million in 2016, from 21.4 million in 2015.

Integrated IP-Based Communication Platform (BiP)

BiP is available for all operators’ subscribers on iOS and Android platforms through App Store and Play Store and has been downloaded 11.2 million times in 192 countries as of December 31, 2016. The application supports eleven languages including Turkish, English, Ukrainian, Belarusian and Russian Spanish, Arabic, Azerbaijani, German, Farsi, and Romanian. Every month around 240 million messages are sent, more than 5 million items of entertainment are shared, and 3.8 million calls are made with 400.000 hours of call duration.

The most important features of Turkcell’s IP-based communication platform BiP includes:

•	Instant messaging, sending photos, videos and audios;

•	Group messaging with multiple people;

•	High quality VoIP and video call;

•	Entertaining content: Creating and sharing internet memes, a wide range of emojis;

•	Secret chat—Disappearing messages in the pre-defined time;

•	Communicating with non-BiP users via SMS; and

•	Sharing location.

BiP Discover area provides also a new connected life experience as a marketplace that consists of various entertainment and information services. Discover area offers two way communication between users and services. Today, BiP Discover serves more than 71 different services—including top Turkish banks, TV Shows, celebrities, content providers and customer services—with 3 million followers.

Similar to the product offered in Turkey, BiP in Ukraine, includes voice and video call features in addition to messaging capabilities. lifecell subscribers also benefit from free data while using BiP.

BiP data includes a roaming package (100 MB) as well.

Turkcell TV+

Turkcell’s multi-screen TV platform Turkcell TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. As of December 31, 2016 Turkcell TV+ reached 1.1 million subscribers, 360 thousand of which were IPTV users, and customers who have downloaded Turkcell TV applications reached 2.3 million to date. We expect that with the launch of 4.5G technology in Turkey, a more extensive content library, a new generation 4K-Ultra HD technology and application portfolio starting with YouTube, TV+ will become an even more popular and attractive service for both fixed and mobile users while playing an important role for the growth of Turkcell Group.

fizy

Turkcell’s digital music service fizy enables its users, via an application, to access a number of songs free of data charges. Users have the flexibility to listen to their favorite songs offline as well. As of December 31, 2016 fizy has been downloaded 8.0 million times to date.

Goals on Your Mobile (Goller Cepte)

Goals on Your Mobile is a sports application designed for the four top soccer clubs’ and live score fans. It provides instant super league goal videos, betting analysis and the latest news. It is also a social application where people can come together in a forum. The app had been downloaded 2.9 million times as of December 31, 2016. The service plans promise new features such as multiplayer games and an in-depth betting analysis in the first quarter of 2017.

lifebox

Turkcell’s personal cloud service, lifebox is the first local storage service in Turkey and globally provides all users the ability to store their photos, documents, and videos in one secure, convenient and personal space with autosyncing abilities, and to share them easily. lifebox awareness is at the second place in the local market. With its autosyncing, searching and storing features, lifebox has aimed to provide solutions to user storage needs and engage them with their memories. lifebox had reached more than 3.6 million downloads and subscribers by the end of 2016. More than 600 million items have been stored in lifebox servers as of today.

Turkcell Academy

Turkcell launched the Turkcell Academy service in 2014 in order to reshape ways of learning so that anyone, anywhere, would have access to world class learning and quality content. Enriched with Turkcell’s technology and training knowhow and content partnerships with top institutions worldwide, Turkcell Academy provides an access to a digital and innovative world. Turkcell believes that accessible knowledge with mobility will offer equal opportunities in education and empower people.

Turkcell Academy offers services for consumers and corporates. As the consumer service, Turkcell Academy has a website and mobile application that provide digital learning contents and services in various categories such as technology, innovation, personal development, marketing, leadership, certificate programs.

Regarding the corporate service, the Learning Management System (LMS) of Turkcell Academy enables to easily prepare trainings, courses, exams and questionnaires. User management on the LMS is easy-to-use and the platform also allows detailed training-tracking and reporting. Besides these advantages of Turkcell Academy LMS as a training tool; it is also a highly developed evaluation tool with its capabilities of simultaneously reporting the responses.

Turkcell Academy mobile application had been downloaded by 1.2 million customers by the end of 2016. About 5 million learning videos have been watched on Turkcell Academy as of today.

My Account

One of our priorities as Turkcell is to drive customer loyalty through digital. Within the scope of this strategy, we invest in our digital self-service channels. The primary channel is our mobile application called “My Account” by which we provide our customers the ability to track their bills, usage and settings and make transactions and purchases. Our engagement activities combined with these offerings brought over 14 million downloads and about 10 million monthly active users in 2016. Our customer satisfaction and effort scores also indicate that we offer a simple and user friendly experience and make our customers’ lives easier.

Dergilik (Digital Publishing)

Our digital publishing app, Dergilik, is an all-access application that gives users access to more than 250 popular magazines published in Turkey on their iOS and Android tablets and smartphones. All magazines available on Dergilik can also be downloaded and read via a monthly subscription fee. Dergilik service is enhanced with auto-download, favorite pages and magazines features. As of December 2016, the app has been downloaded by 0.9 million customers.

Business Applications

Business Applications provides corporate customers with a competitive advantage by providing non-core industrial solutions. Fleet management, employee tracking, push-to-talk services, energy monitoring services and new generation cash register solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience.

With the rise of the enterprise applications market as well as improvements in mobile internet, cloud services and mobile devices, businesses have been undergoing a strategically important process of digital and mobile transformation. Turkcell continues to be a strategic business partner to companies in all industries for transformation projects that aim to render all processes manageable via mobile devices anytime and anywhere.

In addition to a network that is superior and stronger than ever with the arrival of 4.5G, Turkcell offers companies M2M, digital services and business app solutions that enable real time data exchange with an end-to-end approach.

Turkcell also aims to meet corporate customers’ network and infrastructure management needs via access, data center and cloud infrastructure solutions combined with managed services capabilities in order to reduce operating expenses and increase productivity.

Mobile transformation, network management and IT outsourcing projects provide a significant opportunity for business growth and expansion, especially in the large enterprise market. Turkcell takes pride in being the strategic partner to more than 100 companies and public institutions in such projects where it implemented technology, communications and systems integration services via its Professional Services organization.

Turkcell Super Esnaf Application

Super Esnaf (tradesman) is a location-based application which provides the geographic information of approximately 300,000 small business owners. The aim of the application is to make small business owners more visible and accessible, and to make it easier for people using Super Esnaf application to find the nearest craftsmen according to their needs. There are 62 categories of business operators from grocery stores to carpenters available on the Super Esnaf application.

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

As of the end of 2016, more than 400 companies evaluate their business processes and provide new technological services to their customers by using Turkcell Smart Enablers web services (APIs).

Turkcell Smart Map

The Turkcell Smart Map service, which is another first for Turkey, makes it possible for companies who want to target specific customers to analyze large-scale data. Turkcell Smart Map operates on a website on which Turkcell’s corporate customers can analyze Turkcell’s mobile activity concentration at a point and time where an activity is being planned, or analyze where their own customers are concentrated at a specific time of day. Through this application, companies may have access to important data that will help them conduct marketing activities, develop growth strategies, and decide on new investment and design campaigns. In 2015, Turkcell developed new features such as Point of Interest (POI) analysis, movement analysis and interactive dashboard reports.

Location Based Services

Corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil. Ekip Mobil is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Ekip Mobil can be used on any mobile device. For companies, the investment costs are minimal.

Turkcell Smart Education

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

Mobile Connect is a secure universal log-in solution powered by GSMA and launched in December 2015 by Turkcell. Simply by matching the user to their mobile phone, Mobile Connect allows them to log-in to websites and applications quickly without the need to remember passwords and usernames. We believe that it is safe and secure and no personal information is shared without permission.

Cloud Services

Turkcell offers a wide range of cloud solutions for its corporate customers. These services range from collocation solutions, to infrastructure, backup and security services. In 2016, Turkcell managed over 3,000 virtual servers and protected more than 1 Petabyte of data for its corporate customers. As of December 31 2016, our datacenters are based across six locations on approximately 55,000 square meters.

In 2016, to meet Turkey’s digital data management need, we built the nation’s largest Tier 3 Designed data center in Gebze, which has a closed area of 33 thousand square meters with 10 thousand square meters of white space, 30 MVA power capacity meeting the highest standards. Data center has Turkcell Superonline’s powerful fiber network through 5 connection points and infrastructure provides above 99.9% availability with its 7/24 surveillance/security/mechanical /electrical and network operations as well as its seismic ground isolation against earthquakes of magnitude 9, the DC protects your data with Turkcell know-how offering nonstop service and cost efficiency at the same time. In addition to Turkcell’s powerful technology, Data Center provides comfortable work areas, including private and shared rental offices. Also, data center has international standards of ISO 27001, 22301, 10002, 20000, 50001 and Leed Gold energy efficiency.

Turkcell offers cloud based applications from its data centers. Apart from the basic hosting and e-mail solutions, Turkcell offers cloud based (aaS) productivity applications such as videoconferencing and fax which enable corporate customers to send and receive fax digitally from anywhere.

Machine to Machine (“M2M”)

Since 2009, Turkcell has focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2016, the number of M2M subscribers increased to 2 million compared to 1.9 million as of December 31, 2015.

Mobile Marketing

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. In 2016, many companies sought to expand and reach their customers through corporate messaging products, differentiating themselves from the competition. Those companies to have created fast and efficient solutions to their marketing needs through the use of bulk messaging stand apart from the competition by enriching their messages in terms of visual aspects with rich content messages which is a corporate messaging service that enhances the customer’s ability to send visual messages and by reaching their customers at the right place, at the right time, with our location-based SMS services. These companies also collected customer feedback by conducting satisfaction surveys using our Instant Response suite.

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

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our digital services & solutions.

(iv) Wholesale

(i) International Roaming

Our coverage extends to many countries in the world. As of December 31, 2016, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 706 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the passive CAMEL system on their networks. As of December 31, 2016, we offered prepaid roaming to the prepaid subscribers of 411 operators from 154 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2016, we offered prepaid roaming to Turkcell prepaid subscribers through 444 operators in 174 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2016, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 607 GPRS roaming partners across 199 destinations.

As of December 31, 2016, our subscribers can send SMS to more than 732 mobile operators located in

209 destinations, including North America and China and in order to balance international SMS traffic, we have 84 International SMS Interworking Agreements in place.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2016, our subscribers were able to send MMS to 390 mobile operators in 142 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G Roaming services in many different locations around the world. As of December 31, 2016, our subscribers enjoyed high speed mobile internet connections with 445 operators in 166 destinations.

On January 20, 2015, we have launched LTE Roaming services for our subscribers in many different locations around the world. As of December 31, 2016, our subscribers experienced LTE Roaming experience with 123 operators in 67 destinations.

On April 1, 2016, we have launched LTE Roaming services for visitor subscribers from many different countries around the world. As of December 31, 2016, subscribers of 131 operators from 62 different locations experienced LTE Roaming in Turkcell network.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than 1.1 million in 2016 and our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 5.2 million in 2016. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

(ii) Wholesale Voice

Turkcell and Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2016, Turkcell Superonline had interconnection agreements with more than seventy local and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, Avea and Fixed Telephony Service Operators and via these agreements parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2016, Turkcell had interconnection agreement with 31 fixed line and mobile operators and carriers.

For Turkcell, current interconnection rates are based on the ICTA’s, decision on the MTRs and FTRs. ICTA designated Turkcell as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Turkcell is obliged to provide access and call origination service to MVNOs and directory services. As of December 31, 2016, Turkcell had agreements with 13 Directory Service Providers. Commercial negotiations in view of reaching agreements with MVNOs are ongoing. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

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

Turkcell Superonline, that aims to transform the Silk Road into the Fibre Road, has been taking important steps to develop Istanbul as the world’s newest Internet base due to its geostrategic location. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships with the Tier-1 operators and strategic partners between Asia, the Middle East and Europe, such as RCN. Today, we provide telecom services to more than 70 international operators including Tier-1 companies. Currently, we carry more than 3.5 Terabits of international traffic.

In addition to our Voice Interconnect business with national operators, we have started to enter into partnerships both in the area of backbone and customer solutions.

IV. Tariffs

Our charges for voice, messaging, data and value added services consist mainly of bundles and also monthly fees, usage prices, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national directions, data, SMS and value added services. Turkcell also offers all-inclusive packages with annual fixed-price plans that include price discounts and/or extra minutes.

Turkcell’s fixed offers are based on speed, quota and fair usage. The tariffs are designed upon the composition of the different needs of different customers. Turkcell’s fiber offers high speeds throughout our own infrastructure up to 1000 Mbps, usually bundled with voice, devices and TV products. ADSL offers up to

16 mbps and has voice bundled tariffs. Since 2016, VDSL is offered to our customers using DSL products, with higher speeds up to 100 Mbps.

(i) Consumer Tariffs

We mainly offer bundled packages including voice, data, SMS and various value added services.

We have various tariff bundled smart device campaigns offered jointly by our dealer channel in which minutes, SMS and data services can be bundled with these smart devices, which are expected to lead to higher mobile broadband and services usage.

Today, more and more customers need reliable, consistent and uninterrupted internet connectivity both for mobile and fixed networks. At Turkcell, we focus on providing the best customer experience in all channels supported by competitive offers and an extensive network. We initiated our convergence program with two products for consumer and corporate segments, which include fixed broadband (fiber or DSL) and mobile broadband launched in December 2015. Furthermore, in April 2016, we launched the first converged bundle offer in Turkey, which includes mobile and fixed products in a single bill. In November 2016, we took another step forward and added TV to a converged bundle which brings together mobile, fixed and TV products in a single bill. In 2017, we will continue providing the best service and fastest speed with 4.5G offers in mobile.

In fixed broadband products (fiber and DSL internet) we have various tariffs for different internet speeds and quota. We offer 25 Mbps to 1000 Mbps internet speed in the fiber internet which we serve through our own infrastructure. The campaign prices are valid for a 24-month commitment and we generally acquire customers for a 24-month commitment. Our fixed voice product is bundled with our fixed data product. We also have tablet and desk phone campaigns in which the terminals are offered jointly by dealers, bundled with Turkcell Superonline fixed data products.

Turkcell intends to provide advantageous price schemes to consumer and corporate customers when abroad. With a customer-oriented focus, Turkcell offers products to subscribers with high- and low-roaming usage. Not only Platinum customers, but also other Turkcell postpaid customers enjoy “Roam Like Home” offer automatically which enables them to use their domestic tariff while abroad by paying a daily fee. The only requirement is that the tariff should include voice, SMS and data all together. “Roam Like Home” is valid for 66 countries and Turkcell is the most advantageous operator on that field. The subscribers, unless they apply for a specific roaming package or reject “Roam Like Home” feature, are subject to the “Smart Roaming Tariff” which was launched in January 2013. With this tariff, voice/SMS bundle and data-only solutions are offered. The Smart Roaming Tariff activates automatically, if and only when, the subscriber makes/receives a call, sends an SMS or uses GPRS. The tariff is activated again after the limits are exceeded. Whenever the subscriber goes abroad again, the tariff is reactivated automatically with the first usage unless the subscriber opt-in other package. Additionally, for subscribers preferring low-usage, Turkcell offers a linear roaming tariff known as the “Turkcell World Tariff”. Overall, Turkcell aims to provide better roaming experiences with various pricing schemes that fit different usage patterns.

(ii) Corporate Tariffs and Loyalty Programs

We offer a variety of voice packages to our corporate customers to meet their communication needs. These packages include company, on-net and/or flat minutes. We also offer bundled versions of these packages including data and flat SMS. In February 2016, just one month before the 4.5G launch , we launched our new corporate mass tariff line which includes higher data volumes and VAS services such as “Lifebox” and “BiP”. In December 2016, we took another step and added new VAS services, Fizy and TV to our new corporate mass tariff line.

We also offer various joint terminal campaigns in which voice, SMS and data packages can be bundled with different terminals. In addition, we provide various mobile data packages in order to meet different customer needs. These packages include shared data packages, URL-based packages, VINN Wi-Fi offers and tablet bundled campaigns.

In addition to mobile tariffs, we also address and provide solutions to our corporate customers’ different telecommunication needs with the Total Telecom Solutions Provider (“TTSP”) approach. We provide TTSP products such as VOIP, MPLS/VPN, data center, cloud, and mobile and fixed bundle offers to our customers from a single source. Moreover, we have initiated new data center investments in Gebze and Ankara, which are active since the second half of 2016. Our corporate customers will benefit from the services provided by the data centers which include co-location, cloud and security services.

We have dedicated voice and non-voice offers, and provide different benefits for “artisans”. We launched several new bundled mobile tariffs for artisans at the beginning of the October 2016. These tariffs also include a variety of mobile services such as Turkcell TV+, fizy, Lifebox and BiP. In addition to mobile services and tariffs in which voice, SMS and data packages are bundled, we offer voice campaigns which provide limitless talk on fixed lines from 7 am to 7 pm for free.

We also launched new corporate add on packages primarily targeting enterprise segment customers. These add on packages enable our corporate customers to transfer voice, data or roaming packages to any Turkcell customer regardless of whether the line is owned by a corporate or an individual. Our corporate customers may transfer and cancel any add on package at any time by using the online transaction channel or via dedicated corporate representatives.

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

We have two loyalty programs which are called “Win at Work” and Platinum Business. We launched our business to business (“B2B”) loyalty program, Win at Work, in March 2010, for Turkcell’s corporate customers. Win at Work is the first loyalty program focused on the B2B segment. The main focus of Win at Work is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs. With this program, Turkcell’s corporate customers get discounts in several areas such as market, water, technology, car rentals, dry cleaning services and translation services. Platinum Business is a loyalty program for both corporate and consumer subscribers with the Platinum tariff plan which provides attractive co-branding offers with various brands such as discounts on sea taxi services between the Asian-European zones of Istanbul, gift cinema tickets, car park services in shopping malls, free transportation to the airport; and providing shuttle services to customers to reach their destination during ski holidays.

(iii) Wholesale Tariffs

In 2016 ensuring the necessary wholesale roaming cost basis to be able to support the new roaming consumer and corporate tariffs and propositions “Roam Like Home” was one of the main focuses of the Wholesale Roaming Agreements.

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

V. Churn

Mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload TRY for a period of 270 days are disconnected (this was changed in 2010 from 210 days). Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a twelve month period. In 2016, the mobile churn rate decreased to 24.6% from 27.3% in 2015, primarily due to churn actions such as voice/data bundle offers based on different customer needs. The fixed churn rate increased to 18.9% in 2016 from 16.7% in 2015.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY974.5 million and TRY816.4 million as of December 31, 2016 and 2015, respectively.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products. Fixed broadband subscribers who do not pay their bills are disconnected in 15-62 days according to the financial risk segments of the customers. The legal process commences approximately 104 days from the due date of the unpaid bill.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. Recently, however these seasonality effects have been less significant. Local and religious holidays in Turkey generally affect our operational results.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to summer holidays when both usage and acquisition numbers decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012. Statements regarding 4.5G coverage and performance are based on our own calculations, pending publication of ICTA specifications.

Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. As of December 31, 2016, Turkcell covered 92.85% of Turkey and 99.67% of its population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline, and during 2015, we enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. In 2016, we continued to expand our coverage and further enhanced capacity in populated areas. Within the scope of the Ministry of Transport, Maritime Affairs and Communications’ Rural Coverage Project as part of universal services which we started in August 2013, infrastructure covering 1,794 settlements with populations of less than 500 has been installed as of the end of 2016, with network sharing technology, which enables all operators to use the same BTS, BSC and IP Transmission lines. This contract was recently renewed until December 31, 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. As of December 31, 2016, we covered 96.04% of Turkey’s population and 99.88% of 16 metropolitan municipalities’ populations. As a result of the amendment to the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement by its decision, based on this amendment. We filed a lawsuit for a stay of execution and the cancellation of this aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The case is still pending.

Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

In 2016, we continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We became the first mobile operator extending 3G coverage to all of the districts in Turkey.

We have been using 3G Small Cells (such as Femto, pico and micro) which are solutions to further enhance our coverage in places where signal penetration problems exist due to thick concrete walls, coated glass windows, basement floors, etc. 3G Repeaters have been used to serve the same purpose.

Following the IMT-Advanced (“4.5G”) tender held on August 26, 2015, Turkcell acquired 10 MHz from the 800 MHz frequency band and an additional 1.4 MHz of 900 MHz frequency band and additional 10 MHz of 2100 MHz frequency band. We use these frequency bands that provide high signal penetration in order to provide IMT coverage and enhance 3G coverage as well as capacity. As of December 31, 2016, Turkcell reached 82.5% population coverage for 4.5G in Turkey.

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

As of December 31, 2016 our fiber network has reached to 37,154 kilometers and connects 79 of 81 cities. In 18 cities we have fiber to the home (“FTTH”) network and homepass, which means the number of premises that are connected to the fiber network, has reached 2,734 million. We also provide enterprise Wi-Fi services.

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

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell Network is currently above the standards set by the statement. As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2016.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased below 0.60%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate below the 2G network. Our dropped call rate for our 3G network is below 0.30%. The rate of service quality is being enhanced all the time due to investments in our 2G and 3G network to improve the quality and capacity of the network.

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

We are the only operator in Turkey that can increase its carrier number up to eight carriers, allocated to mobile communications in the long term, by having the widest frequency spectrum in Turkey. We are using this capability to increase our capacity to provide superior services to a larger number of subscribers and improve coverage. In 2016, we continued to increase the number of carriers with the advantage of large spectrum assets. We believe we have sufficient bandwidth to serve our current and projected short-term subscriber base and we currently meet the capacity requirements of both our 2G and 3G subscribers.

Turkcell has been awarded the ISO 9001 certificate since 1999 and renews its ISO 9001 certification every two years in the fields of design, installation, operation, sales, after sales services of global mobile communications within Turkcell functions. The latest certification Turkcell was awarded is the ISO 9001:2008 Quality Management System Certificate in 2016. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

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

c. Network Evolution

(i) Radio Network

We launched the LTE Advanced network (also known as 4.5G in Turkey) on April 1, 2016 after extensive trials and preparations. On the launch day, millions of our customers were able to switch to our new 4.5G network seamlessly in one hour, reflecting our operational capacity, while it took days for our competitors to migrate their customers to their respective LTE networks. We have deployed 4.5G in all 81 provinces, including all counties. We have also upgraded our in-building systems (such as those in shopping malls) so as to enhance the 4.5G user experience of our customers indoors.

With a new spectrum acquisition of 172.4 MHz in the 2015 auction, Turkcell spectrum holdings have reached 234.4 MHz, corresponding to 43% of total spectrum assets acquired by the mobile operators in Turkey. Leveraging the advantage of large spectrum assets and by a significant investment into the network infrastructure, our 4.5G network has widely supported 375 Mbps peak downlink speeds from the very first day. Three Carrier Aggregation (3CA) (an LTE Advanced technology) has enabled us to provide very high downlink speeds to our customers. We have been continuously exploring new ways to enhance our customers’ experience by activating new technologies currently available. Lately, we have activated 256QAM downlink technology in the entire network to increase peak downlink speeds up to 500 Mbps. For the uplink, we have switched on 64QAM technology to increase peak uplink speeds by 50% to 75 Mbps in the entire 4.5G network. In 2017, as our next step, we plan to integrate 4x4 MIMO feature into the network to increase peak downlink speeds by as much as two-fold. Thanks to our advance planning and network deployment strategy, our 4.5G network infrastructure has been ready to support 4x4 MIMO from day one and therefore its activation should easily be accomplished via software. In this way, we believe that not only has Turkcell 4.5G network been assured to be the fastest in Turkey, but we believe that it also has become one of the most advanced and fastest mobile networks in the world. This has been proven by reports from certain independent organizations (such as in the Ookla Speedtest report dated December, 2016) that Turkcell has by far the fastest 4.5G network in Turkey when compared to other competitor networks. In the future, as the technology and its ecosystem evolve to new heights, we expect to introduce newer capabilities such as Four/Five Carrier Aggregation (4CA/5CA) and Uplink Two Carrier Aggregation (UL 2CA) by utilizing our large spectrum assets to support higher-order carrier aggregation options. We think ongoing network upgrades will also pave the way for easy migration to the next generation technology. Turkcell is currently using the latest and most advanced products from its infrastructure vendors.

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. With a larger terminal support base, we expect that voice services will be migrated to the 4.5G network from legacy 3G/2G networks. In accordance with technology evolution, currently most of the voice traffic is already carried by our 3G network, which has enabled us to gradually shrink the 2G network due to decreasing 2G traffics levels.

In order to provide a solution for VPN over the wireless technologies like 4.5G, we have announced the Mobile VPN offer to our corporate customers. With this solution, customer companies are able to the connect internet cloud over a wireless interface using 4.5G technology, without sacrificing their service quality requirements. This is a fast and flexible solution for connections between their branch offices and headquarters.

We have also focused on TV and video services utilizing much higher download speeds provided by the 4.5G network. We are closely following LTE Broadcast technology and have performed live demonstrations of LTE Broadcast (eMBMS) technology in some important sporting events (a basketball game and a sailing race).

While we have been investing into new technologies, we also have been upgrading our 3G/2G networks to improve the user experience of our customers who are served by the legacy networks. By conducting modernization projects, we have achieved an energy efficiency improvement of about 30% on our 3G/2G networks. The equipment modernization also enables us to use multiple technologies (LTE, UMTS and GSM) in a mixed mode configuration on the same hardware units located at the sites, providing smaller footprints for the installations along with other benefits. It is also important to note that since the traffic volumes on the 3G network are still on the rise, we have been using newly acquired 2x10 MHz spectrum on 2100 MHz band as 5th and 6th carriers for additional capacity.

Although the 900 MHz band is still being primarily used for GSM900, we have started rolling out UMTS900 to provide coverage layer for voice calls redirected from the 4.5G network via the technique called

CS Fallback (CSFB). This has been possible by some previous projects such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. UMTS900 has also strengthened our 3G indoor coverage compared to the existing UMTS2100 layer.

Furthermore, we have been closely cooperating with our network vendors for long term prospects through projects that enable Turkcell to deploy the latest technologies even before their general availability. This puts Turkcell at the forefront of the technology race and allows the evaluating of the new technologies benefits when they are in the development phase, and then their timely deployment following their commercial availability.

Turkcell continues to give extensive support to the projects involving local products. We cooperate with local companies regarding base stations, antennas, transports and infrastructure solutions. ULAK Project, which is an initiative taken by Undersecretariat for Defense Industries (SSM), aims to design and develop national software and hardware components for an LTE-Advanced communication system and enhance Turkey’s self-sufficiency in this area. Since the signature of the agreement between SSM and Turkcell in March 2014, we have been supporting the project, which is on developing base stations domestically, with our engineering expertise. We contributed to the product development by transferring mobile operations experience and providing a test environment. The goal of Turkcell in this project is to contribute to the positioning of 4.5G base stations manufactured locally as a competitive product, not only in Turkey but also in the region and beyond.

In the scope of the next generation technology, known as 5G, Turkcell has been participating in technology organizations such as NGMN and GSMA by joining projects and programs to follow the latest developments and shape its strategies for the future accordingly. In this context, Turkcell has been selected by NGMN to trial the 5G prototypes in the field as a part of NGMN 5G test and trial activities. Turkcell has also signed agreements with vendors (Ericsson, Huawei, Aselsan) to collaborate in the research & development and work on various use case options. Our cooperation with Ericsson in the 15GHz band enabled us to achieve a speed of 24.7Gbit in Turkey’s first 5G test. In addition to technology organizations and vendors, Turkcell has been doing some research activities with universities and research centers. 5G Research and Development related MoU has been signed with some major universities in Turkey. There are a couple of applications for 5G-PPP (The 5G Infrastructure Public Private Partnership) European Commission projects together with some European partners that perform important activities on the 5G development.

Regarding our 3G and 2G networks, we have supported up to 63.3 Mbps speeds using 3C-HSDPA

(3 Carrier High Speed Downlink Packet Access) technology for downloads and 11.5 Mbps using DC-HSUPA (Dual Carrier High Speed Uplink Packet Access) technology for uploads in our 3G network since early 2015. These technologies globally had their first commercial network activations by Turkcell. For GSM, although shrinking in traffic load and capacity, up to 300 Kbps download speeds are supported with EDGE technology for users having legacy terminals or in rural areas where GSM-only coverage exists.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We are not only expanding our 3G network but also migrating legacy TDM-GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP mobile backhaul of more than 20,000 BTSs and Node-Bs that provides resiliency, ease of operation and operational expense advantages. In addition to this, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage up to 450Mbps 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to the site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we are migrating from SDH based leased lines to DWDM or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

(iii) Core Network

The whole Turkcell Core Network is currently composed of IP based layered structure Next Generation Network (“NGN”) nodes, supporting all mobile standards, including 2G/3G/4.5G. By using a Geographical Redundant Pool (GRP) structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvements in radio network KPIs. By implementing IMS (IP Multimedia Subystem) based VoLTE (Voice Over LTE) and SRVCC (VoLTE Voice Continuity to 2G/3G), all subscribers can use seamless HDVOICE technology.

We have deployed and continue to develop our all IP Mobile Broadband GPRS network to provide the high speed and reliability to meet the demand of our businesses and consumers. 2G/3G/4.5G data services are given from our converged core network, which is designed to support all mobile broadband.

(iv) Fixed Network

Our fiber optic network provides up to 1000 Mbps high speed internet service in 18 cities across Turkey. We also provide superior triple play service experience to our subscribers. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences.

Turkcell is the first company in the world that has realized commercial application of colorless and directionless ASON on a live traffic carrying network. Turkcell also introduced coherent 100G technology in the backbone along with optical ASON in the early stages at the end of 2012 and early 2013. In 2016, Turkcell also tested for 1 Tbps per wavelength using super channels on existing DWDM networks successfully.

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

e. Network Maintenance

We have entered into several system service agreements. Under these agreements, our mobile and fixed communications network, including hardware repair and replacement, software and system support services, consultation services and emergency services are serviced by local providers. Our subcontractors perform corrective and preventative maintenance on our mobile and fixed communications network in the field, although providers repair all the network equipment. We have regional operation units with qualified Turkcell staff that operate and maintain our network in Turkey.

In addition, the Turkcell Network Operation Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

f. Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers is performed by Global Tower. We lease or buy the land and provide site management services (yearly rental payments, contract renewals, rework permits) by Global Tower. We manage all these processes for technical demands of Turkcell, Turkcell Superonline and Global Tower.

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

Turkcell BCMS is assisted by the coordinators and business continuity virtual team. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2016, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters. Our aim is to ensure the continuity of the voice call, messaging, data/internet and societal security services for Turkcell, availability of fixed voice call services, data/internet, hosting services, data centers and societal security services for Turkcell Superonline, provision of site acquisition and contract management services for infrastructure requirements of mobile operators, TV/Radio broadcasters and technical infrastructure suppliers and installation, testing, commissioning, operation and maintenance of tower, in building, roof top infrastructure/Sites for Global Tower at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” international while preserving our image as a reputable and solid integrated service provider.

h. Enterprise Risk Management (“ERM”)

Turkcell’s Enterprise Risk Management team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks which may have an effect on the decision making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on the ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses and controls are developed and the whole process is monitored.

Turkcell’s ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as workshops, brainstorming sessions, risk reporting from divisions’ risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. The risk database is monitored by the ERM team and critical risks are reported to the Early Detection of Risk Committee bi-monthly.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We support our sales efforts through one of the largest retail telecommunications distribution networks in Turkey, with approximately 1,025 exclusive stores, many with prime locations, as well as approximately 8,854 non-exclusive dealers. Our two exclusive distributors provide our products and services as well as handsets and aftersales services for this wide network of dealers, while 15 exclusive Turkcell distribution centers focus solely on non-exclusive dealers. We also have a door-to-door sales force and home technology management team, which makes approximately 100,000 connected home technology transaction per month. This provides us with an important channel to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of approximately 1,227 personnel who can offer tailored solutions to their respective segments.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), and Turkcell Stores as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs, Point of Sales (POSs), web, call centers, supermarkets, gas stations and kiosks. We sell postpaid and prepaid services, fixed and mobile solutions, value-added services to subscribers through our distribution network. The number of exclusive and non-exclusive dealers totaled approximately 9,950 sales points as of December 31, 2016.

Our exclusive retail network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with their user-friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service-oriented image under the “TIM” brand. As of December 31, 2016, Turkcell had approximately 1,025 exclusive sales points. Every year, around 2,150 million visitors are served by our specialized sales force, which consists of approximately 6,748 people in TIMs. Moreover, we have 116Technology Specialists in TIMs who coach the entire sales force, help customers experience technology and spread the latest technological information.

Our non-exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. Our 15 TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under three main branches: Telesales, Online Sales and Self-Service channels.

We are working on attracting our customers to all of our channels through digital channels and by co-branding. We offer our customers fast and safe access to our products and services 7/24 via turkcell.com.tr, our Online Sales channel. Another channel is our Self-Service channel (which consists of ATMs, Call Centers, internet branches of banks, Kiosks, and in other channels, over 15 thousand national and local markets and post office branches) where we give our customers the opportunity to access Turkcell’s products easily and quickly. In contrast to our other two channels, we proactively reach our customers and satisfy their needs easily and safely when they need our products and services, in our Telesales channel.

All dealers are compensated based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The technological development projects , coupled with merchandising services, point-of-purchase (POP) materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

Corporate clients are managed in five different segments: Public Accounts, Strategic Accounts, Major Accounts, Medium Businesses and Small Businesses. The first four segments’ customers are directly contacted by Turkcell’s Account Managers, while the Small Business segment is managed by dealers and telesales teams called Corporate Solutions Centers.

The corporate segment services consist of four basic categories:

•	Mobile Telecom

•	Fixed Telecom

•	Data Center and Cloud

•	Information Technologies

Within Turkcell’s sales teams, along with Telecom Services, Mobile Product and Solution Specialists, Fixed Product and Solution Specialists, Corporate Data Network, DC Cloud, Cyber Security Specialists and Professional Services teams specialized in IT solutions have served to the corporate clients.

Turkcell also provides turnkey mobile transformation and IT outsourcing projects for large corporations with the contribution of solution partners.

b. Advertising

In 2016, we remained focused on understanding the needs of each consumer segment thoroughly and sought to offer them superior coverage, a seamless transition from 3G to the new 4.5G network in Turkey, tailored solutions, outstanding service quality, and leadership in social responsibility. We seek to empower our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips. Through the nation’s fastest 4.5G bandwidth which we acquired in 2015, we provided our customers with the most reliable 4.5G LTE network nationwide in 2016.

We base our communication strategy on three pillars. The assets that ensure our leadership position which comprise the first pillar and are fourfold: t includes the mobile and fixed communication technologies which we offer in an integrated manner, the social responsibility projects that we undertake throughout the year in various areas, our position as a brand that is loved and appreciated and lastly the fact that we have established a number of “firsts” in the Turkish market. The second pillar involves customer conversations which spring from various products and services that target diverse needs of specifically identified customer segments. Our third pillar includes our digital services that connect our customers with a large portion of what the digital world has to offer and the real experience of connectivity.

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

With respect to provision of customer services we mainly work with our subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24/7 contact center services at several sites and manages more than 200 million contracts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we audit all of their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi’s success has been affirmed by a number of domestic and international awards received in 2016. We also offer customer service at face-to-face communication centers all around Turkey which are in a huge transformation process in order to meet our customers’ technological needs and demands.

We aim to channel our customers to reach us digitally. To realize this goal, we invest in our online self-service channels. The primary channel is our mobile application called “My Account” which provides our customers the ability to track the bills, usage and settings and make top-ups to their plans. In 2017, we plan to focus more on increasing sales through this application. Additionally, our customers can contact us via online chat available on both the website and the application. We also use online chat applications to reach our customers proactively when they are stuck on the website or need assistance while trying to buy a product. For corporate customers, account managers are assigned for exclusive service. An account manager is the single point of contact and provides proper solutions in response to customer needs. While managing our corporate customers through five sales segments, we also support our customers through e-mails, calls and dedicated back offices, under the umbrella of our Contact Center. We have Corporate Customer Representatives to support direct requests from our strategic and large enterprises and/or to support indirect requests received through our account managers. In addition, for small and medium businesses, we aim to meet faster and higher quality service standards by providing online solutions to satisfy the demands of our sales teams regarding their customers’ demands with our “Field Support Desk”. Moreover, we developed a mobile application called “My Company” for corporate customers, which helps them to manage all their GSM lines via mobile. Our corporate customers can experience the convenience and speed of doing self-service transactions for all lines by using this application.

Turkcell has been awarded the ISO 10002 certificate since 2011 and continuously renews its ISO 10002 certification every year in the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell Functions. The latest certification is ISO 10002:2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate, which was awarded in 2016.

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

Our international and domestic endeavors will continue in 2017. We will continue to selectively seek and evaluate new investment opportunities both in our main and adjacent communication and technology business areas as well as the businesses outside of the scope of our core business.

Ukraine—lifecell

We acquired our interest in our subsidiary lifecell LLC (“lifecell”, formerly known as “LLC Astelit” or “Astelit”) on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders.

On July 10, 2015, we completed the acquisition of SCM’s 44.96% stake in our Netherlands-based subsidiary Euroasia Telecommunications Holding B.V, which owns 100% of LLC Astelit and which merged with Lifecell Ventures Cooperatief U.A. in December 2016. The terms of the acquisition required a payment of $100 million as consideration for the acquisition, the payment of Astelit’s debts obtained through and with guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group is party and the release of SCM Group in this regard. In accordance with IFRS 10 “Consolidated Financial Statements”, the acquisition of the remaining 44.96% in Astelit for a total consideration of $100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized and the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015.

Following the acquisition of the 44.96% interest in Euroasia from SCM, Astelit’s borrowings obtained from and with the guarantee of SCM Group have been repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital has been increased by $686 million (equivalent to TRY 2,414.2 million as of December 31, 2016) and Astelit obtained $66 million (equivalent to TRY 232.3 million as of December 31, 2016) subordinated loan directly from the Company in the third quarter of 2015. As of 31 December, 2016, lifecell utilized loans fully denominated in local currency of UAH 3.15 billion (equivalent to TRY 407.2 million as of December 31, 2016) under the guarantee of Turkcell.

Astelit began its operations in the Ukrainian market in February 2005 with its brand “life:)” During ten years, the brand became highly recognized in the market due to its focus on a young, innovative and flexible audience. After ten years of successful history in the industry, on January 15, 2016 the company announced a new stage of its development which started with large-scale rebranding. Starting from 2016, the company now offers its services under the new brand “lifecell” and in connection therewith changed its legal name to “lifecell LLC” at February 2, 2016. This brand change marks a milestone in the operator’s journey as a technology leader in Ukraine. lifecell adopted blue and yellow as its brand colors, bringing Turkcell and its Ukrainian subsidiary closer in terms of brand identity. Under the new brand identity and with ongoing investments in 3G+ infrastructure and services, lifecell will continue its presence in the market, seeking to become Ukraine’s top data operator and usher in new possibilities in the country’s telecommunications landscape. As of Q3 2016 brand awareness research showed that about 80% of the pollees were aware that lifecell is an operator which has provided mobile services in Ukraine for many years, and recently made a rebranding. Almost all of those who are aware that it was a rebranding 98% said that life:) became lifecell.

As of December 31, 2016, lifecell had 12.4 million registered subscribers. The majority of such subscribers were prepaid subscribers. lifecell’s three-month active subscribers reached 9.2 million as of December 31, 2016.

The company has been known in the market as one of the most dynamic and innovative ever since lifecell was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly motivated to keep its innovation leadership in marketing and sales. There are 164 exclusive lifecell shops which are working in 86 cities of Ukraine as of December 31, 2016. There are 40 “facelifted” and 23 rebranded shops whereas 30 shops in the process of facelifting and 13 shops in the process of rebranding as of December 31, 2016. In addition, customers can order lifecell services in 93 branded sales points and 31,286 other GSM and non-GSM sales points throughout Ukraine. As of December 31, 2016, lifecell provided roaming services in 200 countries via 533 roaming partners.

As of December 31, 2016, lifecell operated in 99% of the cities in Ukraine (excluding Crimea) with a population of more than 2,000 inhabitants (2,254 settlements) and in total more than 29,097 settlements nationally, and all principal intercity highways and roads, which corresponds to coverage of approximately 98.9% of the whole population of Ukraine or 94.7% geographical coverage with 10,812 base stations. lifecell stopped recording revenues from Crimea starting from the end of September 2014 and impaired its assets in that region. Furthermore, the current military and political crisis in the Eastern region (mainly in Donetsk and Luhansk) and with Russia remains unresolved, which could lead us to evaluate our options in the Eastern region. Cumulative capital expenditure for the development of lifecell’s coverage amounted to $1,874.8 million as of December 31, 2016.

lifecell is dedicated to further developing innovations in the market. The National Commission for the State Regulation of Communications and Informatization (“NCCIR”) held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 434.3 million as of December 31, 2016) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Official notification was received on March 2, 2015 and the license payment was made on March 19, 2015. In May 2015, lifecell has made payment of UAH 358 million (equivalent to TRY 46.3 million as of December 31, 2016) as a first installment for conversion of spectrum from military use and committed approximately UAH 479 million (equivalent to TRY 62 million as of December 31, 2016) for the remaining installments of the conversion. The committed amount will be subject to change according to the inflation rates at the date of the payments. After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G+ network in Ukraine, which is available to nearly 26.7 million Ukranian subscribers as of December 31, 2016 all over the country. lifecell launched 3G+ in Ukraine, a peak of evolution of third generation technology which allows lifecell subscribers to enjoy a speed of up to 63.3 Mbps and 3 month active 3G data users reached 3.3 million.

Since May 2015, lifecell has continued to roll out its 3G + network and officially launched its 3G + network in 24 regions in Ukraine, including such large cities as Lviv, Kyiv, Odesa, Dnipro, Chernigiv, Mykolaiv, Vinnytsa and Kharkiv, with the population over one million inhabitants. Currently 3G+ from lifecell is available in more than 5,740 towns and settlements in Ukraine and in more than 2,630 Ukrainian towns and settlements lifecell is the only operator providing the third generation technology. As of December 2016 lifecell became the leader in geographical 3G coverage in Ukraine. Since the beginning of 2016 lifecell has managed to increase data traffic usage four times up to 150 Tb/day and HSDPA throughput up to almost 4 Mbit/s. 3G+ services of the lifecell network can be used by 25 million subscribers as of December 31, 2016. As of December 2016 lifecell is a leader of smartphone penetration in the Ukrainian telecommunication market. The operator has a penetration of 60.2% in its high-speed 3G+ network, which is the highest smartphone penetration.

In December 6, 2016 lifecell signed Letters of Declaration on cooperation in the framework of the development of 5G in Ukraine with Huawei Ukraine and Ericsson. Signing of these Letters in Ukraine by each of the partner companies results from the global Memoranda signed by Turkcell with Ericsson in 2015 and with Huawei in 2016. Representatives of the Ukrainian authorities also supported the introduction of the fifth generation technology in Ukraine. lifecell became the first on the Ukrainian telecom market to declare its intention to develop 5G in Ukraine. lifecell cares about reducing the technological gap with the leading European countries.

In terms of the framework of lifecell strategy targeted at “smartphonization” of Ukrainian society, in June 2016 lifecell introduced its terminal business direction in its official stores. Since this launch, all current and potential lifecell subscribers are able to buy modern devices from the represented line of brands together with scratch cards, which provide a package of services.

In 2016 lifecell became a technology sponsor of the national football team of Ukraine and a Premium sponsor of the legendary football club “Dynamo Kyiv” to support the Ukrainian sports along with millions of its fans.

During 2016, lifecell continued to implement socially responsible projects. lifecell was the first among Ukrainian telecommunication companies to implement a program of supporting its subscribers in emergencies abroad and in Ukraine. In 2015, the company launched a special social initiative, “Care beyond the borders”, aimed at supporting lifecell subscribers roaming in the countries where terrorist attacks, natural disasters and emergencies have happened. During 2016 lifecell supported more than 12 thousand subscribers in ten countries during terrorist attacks in Turkey, Belgium, Iraq, France and natural disasters in Ecuador, New Zealand, Italy, Japan, Indonesia, Trinidad and Tobago, providing more than 175 thousand outgoing and incoming minutes in roaming. In July 2016, lifecell became the first among Ukrainian telecommunication companies to sign a Memorandum with the Ministry of Foreign Affairs of Ukraine on cooperation to support Ukrainian clients of the company abroad.

“lifecell universities” is the socio-educational program of lifecell, aimed at creating a network of technical laboratories in leading Ukrainian universities. Mobile operator lifecell became the first in the Ukrainian telecommunications, to cooperate with leading technical universities by transferring telecommunication equipment and creating special technical labs for students. On April 2016 the company opened the first technical laboratory in the Institute of Telecommunication Systems (ITS) of the National Technical University’s “Igor Sikorsky Kiev Polytechnic Institute” with an initial cost of UAH 10 million for the transferred equipment. ITS has three departments – Telecommunications, Telecommunication Networks and Informational Telecommunication Networks where 471 students are studying. As of today, 102 students of Kyiv Polythechnic Institute are trained in the laboratories of “lifecell universities” program and gain practical knowledge.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the NCCIR controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

In 2016 NCCIR approved an MTR decrease from UAH 0.23 to UAH 0.15 per minute starting from January 1, 2017. A further decrease of MTR rates with asymmetry implementation, reflecting operators cost, is hoped for in the coming years. This will stimulate competition on the Ukrainian market and will bring down competitive barriers, bringing real freedom for subscribers.

The Mobile Number Portability (“MNP”) Procedure and Technical Requirements have been prepared by the SSSC with the involvement of operators and adopted by state authorities. Tender for an MNP solution provider occurred on January 25, 2016. MNP was not launched in 2016 because the Antimonopoly Committee of Ukraine (AMCU) annulled the result of the UCRF’s initial MNP tender. There were several claims to the court and now lawsuits are still in process. Also the technological process of interaction between CDB and telecommunication networks and telecommunication networks between operators is not approved yet. So MNP introduction, intended to make the Ukrainian telecom market more competitive and transparent, was postponed to 2017.

In April 2016 LLC lifecell sold 811 towers to a subsidiary of Turkcell in Ukraine, Ukrtower LLC, and signed a tower lease agreement which allows lifecell to leaseback these assets.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in CJSC “Belarusian Telecommunication Network” (“Belarusian Telecom”), which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records a full-year positive net income for the first time. For more information, see Note 27 (Other non-current liabilities) to our Consolidated Financial Statements.

At December 31, 2016, Belarusian Telecom had 1.599 million registered subscribers, the majority of which were prepaid, Belarusian Telecom’s three-month active subscribers reached 1.214 million as of December 31, 2016 from 1.138 million as of December 31, 2015. Belarusian Telecom had 153 exclusive and 393 non-exclusive sales points. At December 31, 2016, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus, which corresponds to coverage of approximately 99,96% of the entire population of Belarus, or 97,7% geographical coverage.

In line with our strategic priority of improving our balance sheet structure, we have restructured the outstanding debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom’s outstanding debt is BYN 3.3 billion (equivalent to TRY 5.6 million as of December 31, 2016) owed to financial institutions and a €612 million subordinated loan (equivalent to TRY 2,271 million as of December 31, 2016) owed to Turkcell as of December 31, 2016.

As of February 1, 2012, Mobile Number Portability was launched with a donor-initiated mechanism where subscribers who want to port their numbers had to apply to their existing operator, which was in favor of the dominant market players. In April 2014, the mobile number portability procedure was revised to a recipient-initiated mechanism. Popularity of the mobile number portability service has increased with the revision of the procedure. Belarusian Telecom has realized the highest port-in subscribers’ count and net-add through Number Portability in 2016 compared to the previous years.

In Belarus, lack of pricing regulations in the wholesale and retail markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business.

In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. All operators are expected to use beCloud’s infrastructure to provide LTE services to their customers. beCloud’s LTE infrastructure was only existing in Minsk during 2016 and they expanded their network in other oblast in December 2016. Belarusian Telecom provides LTE services on beCloud’s infrastructure since August 2016.

Turkcell Kuzey Kibris

Kibris Mobile Telekomunikasyon Limited (“Turkcell Kuzey Kibris”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2016, Turkcell Kuzey Kibris had 0.5 million registered subscribers.

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

In 2012, Turkcell Kuzey Kibris acquired Internet Service Provider and Infrastructure establishment and operation licenses. Turkcell Kuzey Kibris applied for a right of way to major municipalities and the Ministry of Transportation (formerly known as “Ministry of Transportation and Public Works” which was separated into two authorities after the third quarter of 2015) in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Turkcell Kuzey Kibris and the Ministry of Transportation was signed for the right of way for highway sides. Total fiber optic infrastructure implementation reached 69 kilometers by the end of 2016.

The National Regulatory Authority started to decrease mobile termination rates gradually in 2014 and the decreases in 2016 which is around 71% from 0.10 TL to 0.03 TL.

The Ministry of Transportation reduced the call charges 41% for off-net calls as of January 1, 2015. These recent price regulations have a substantial adverse effect on our business. According to the requirements of Electronic Communications Law, prepaid lines were registered. In addition, technical infrastructure was completed for IMEI registrations IMEI numbers have been registered and continue to be registered since early 2016.

In the end of 2016, for the first time in communication industry in the world, Turkcell Group and Turkish Republic of Northern Cyprus lifecell, the new digital brand of Turkcell Kuzey Kibris, has transferred all terms of communication, voice and SMS, to its data-only digital world and launched a data -only package with digital services.

Turkcell Europe

Turkcell Europe GmbH (“Turkcell Europe”) was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as a MVNO and offered Turkcell’s service quality across both Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey. Besides providing advantageous offers to those who call Turkey from Germany, Turkcell Europe always aimed to provide its customers in Turkey and Germany with a unique user experience. As of December 31, 2016, Turkcell Europe had 0,3 million registered subscribers.

In order to increase the efficiency of our operations in Germany, we made changes to the business model prior to the termination of the contract with Deutsche Telekom AG, which occurred in August 2014. The “wholesale traffic purchase” agreement, signed between Turkcell’s subsidiary Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, has been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between our company and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe subscribers and operations to Deutsche Telekom’s subsidiary was executed on January 15, 2015. The Marketing Partnership agreement is valid until January 15, 2018. Turkcell and Deutsche Telekom has a right to terminate or renew the Marketing Partnership after January 15, 2018.

Financell

Financell B.V. (“Financell”) is incorporated under the laws of The Netherlands and has its registered address in The Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries. The Board of Directors of Turkcell resolved to liquidate Financell on December 21, 2016.

Turkcell Global Bilgi

On October 1, 1999, we established Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”) in order to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi started offering customer care services to companies in finance, retail, energy, public sector and the airline industry. In 2016, Turkcell Global Bilgi announced its presence as a “Customer Experience Solution Center”. By completing its business model transition from Customer Care to Customer Experience, Turkcell Global Bilgi started to analyze customer experiences deeper and gained a vast experience. As of December 31, 2016, Turkcell Global Bilgi employed 11,197 employees, of whom approximately 62% provide us with customer care and retention services, around 31% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi has owned a 100% share of Global Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing, telesales and call center services. Global Bilgi LLC launched a branch office in Russia in April 2013, in order to maintain a presence in the Russian market by increasing business relations and development activities with current and potential customers.

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

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 476 agents as of December 31, 2016. Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerlotereya.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international entertainment sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad in information and entertainment, or adjacent businesses.

According to resolution of Extraordinary General Assembly Meeting of Inteltek held on March 24, 2016, the shareholders resolved a capital decrease in the amount of TRY 20 million, reaching to TRY 10 million. The payment to the shareholders was executed on June 30, 2016.

Turkcell Superonline

Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) has a Fixed Telephony Services authorization, which allows the company to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, and mobile virtual network operating services. Currently, the company carries the majority of Turkcell’s traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

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

Turkcell Superonline is a telecom operator providing fixed network communication solutions to telecom operators, corporations and households in the areas of data, voice and video. Bringing one of the world’s fastest internet services to Turkey through cooperation with major international operators, we carry on investing in order to transform the “Silk Road” into a “Fiber Road” by expanding our own infrastructure across Turkey with a fiber network stretching to every corner of the country. We believe that the group synergy arising from being a 100% subsidiary of Turkcell Group, along with our top quality services and our stated goals above sets Turkcell Superonline as a worthy candidate to become “the most preferred service provider of choice”.

We believe that Turkcell Superonline differentiates itself through its steadfast commitment to the quality of after-sale services. Turkcell Superonline supplies corporations with industry-leading service-level agreements utilizing its professional technical support personnel and highly qualified team of consultants. Turkcell Superonline has been awarded the ISO 9001:2008 Quality Management System Certificate from Bureau Veritas. Turkcell Superonline aims to become one of the “leading innovative telecommunications operators” in Turkey and it intends to continue to seize opportunities in the internet and telecommunications markets.

Turkcell Superonline won the tender of BOTAS, Turkey’s state-owned pipeline company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period. This transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2016 is TRY 46.0 million (December 31, 2015: TRY 42.1 million).

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey as one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option. Turkcell Superonline is the fiber market leader and exceeded 1 million fiber customers as of December 31, 2016.

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

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet Iletisim Teknoloji A.S. (“Metronet”). In April 2014, the control over Metronet was acquired from Es

Mali Yatirim ve Danismanlik A.S. for a consideration of TRY 27 million. Turkcell Superonline and Metronet merged on July 4, 2014. With this acquisition, Turkcell Superonline’s fiber in-city coverage increased to 14 cities, up from the existing 12.

As of December 31, 2016, Turkcell Superonline has 37,154 km of fiber backbone covering 79 major cities in Turkey and has 11 border crossings. Turkcell Superonline has fiber in-city coverage in 18 cities and increased its homepasses to around 2.7 million as of December 31, 2016 from around 2.4 million a year ago. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle-East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and the governmental institutions.

With the target of transforming Silk Road into Fiber Road, Turkcell Superonline has been taking important steps to develop İstanbul into the world’s newest Internet base due to its geostrategic location. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with the partnerships with the Tier-1 operators and strategic partners between Asia, the Middle East and Europe such as RCN (Regional Cable Network). Today, we provide telecom services to more than 70 international operators including Tier-1 companies. Currently, we carry more than 3.5 Terabits of international traffic.

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2017.

Turkcell Superonline merged with Turkcell Interaktif Dijital Platform Icerik Hizmetleri A.S. on December 28, 2016 (“Turkcell Interaktif”). Following the merger, Turkcell Interaktif was deregistered from Istanbul Trade Registry.

Global Tower

Kule Hizmet ve İsletmecilik A.S., (“Global Tower”) was established in 2006 as a 100% subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey and fifth largest tower company in Europe. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only Mobile Network Operators (“MNO”) but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Ukraine, UkrTower LLC, was founded in 2009 and its 100% owned subsidiary in Belarus, Beltower LLC, was founded in 2016.

Global Tower operates a unique portfolio of more than 10,000 towers, 8,000 of which are located in Turkey. In addition to this tower portfolio, it also provides service through over 100 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

In April 2016, UkrTower, a 100% subsidiary of Global Tower acquired 811 towers from Lifecell, increasing its tower portfolio in Ukraine to 1,201 (including seven mobile tower units and 14 DAS (in-building systems), and excluding 36 dormant towers in the Crimea region). In addition, in Belarus, on October 3, 2016, Global Tower executed a right of use agreement with Belarusian Telecom, for the right to use regarding 767 towers among the 830 towers owned by Belarusian Telecom. The negotiations for the remaining towers are still ongoing. An assessment processes for a potential sale and lease-back arrangement relating to the towers in Belarus in currently ongoing. In Northern Cyprus, Global Tower executed an agreement with Kibris Telekom for a right-of-use arrangement relating to 115 towers owned by Kibris Telekom.

In Turkey, Global Tower manages the processes of renting, maintaining and installing towers in 11 structured regions with its 5 solution partnerships. With this structure, the distance between any two service points in Turkey is less than 90 km.

Global Tower helps customers expand their network, peer-to-peer telecommunications and it provides broadcasting field infrastructure solutions, turnkey setup services and professional operation-maintenance services. With its project management, field rental, construction works, telecommunications equipment setup and ready-for use field delivery solutions, it helps private and public institutions reach more customers.

Global Tower’s wide product range consists of:

•	Shared infrastructure services in tower/rooftop/in house fields

•	TV-Radio infrastructure solutions

•	E2E and wind power infrastructure solutions

•	M2M / Scada / Telemetry Infrastructure Solutions

•	GSM-R Solutions

•	Mini Data Centre Infrastructure Solutions

•	Mobile Tower Solutions

•	Acclimatized System Room Solutions

•	Energy infrastructure solutions

•	Hybrid Systems Solutions (Solar / Wind)

•	Infrastructure Maintenance and Operation Services

•	Field Acquisition and Contract Management Services

Beltower, which is 100% subsidiary of Global Tower has been established in Belarus and a right of use agreement has been signed with Belarusian Telecom.

The Turkcell Board of Directors decided to initiate an initial public offering (“IPO”) of Global Tower’s shares in June 2016. However, due to adverse macroeconomic conditions in the markets, the IPO has been postponed.

Turkcell Teknoloji

Turkcell Teknoloji Arastirma ve Gelistirme A.S (“Turkcell Teknoloji”), a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations in Kucukyali Technology Plaza, Maltepe, Istanbul, Turkey. Turkcell Teknoloji’s new R&D center employs more than 700 researchers (excluding part-time employees) who have been accredited by the Ministry of Science, Technology and Industry. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (Big Data Analytics, SIM, Network, IoT), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: SIM asset and services management, location-based services, new generation value-added services, roaming solutions, big data processing, business intelligence applications, CRM solutions, sales force solutions, network management, mobile finance, terminal applications, cloud solutions, mobile marketing, internet of things (IOT), revenue management solutions and campaign management solutions.

Turkcell Teknoloji has been continuing to export technology and software to CIS, Europe, Middle East and Africa. The Turkcell Teknoloji Campaign Management System is deployed and used in five countries and Roaming Solutions are used in 10 countries. In 2016, Turkcell continued to expand its customer base, which are spread out in 13 countries, and looked for the new opportunities to implement its product catalogue with newly added products.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attached to innovation with its increasing number of patents each year. In 2016, the Turkcell Teknoloji R&D Center submitted over 275 new national and 23 international patent applications. As of December 31, 2016, Turkcell Teknoloji has 788 national and 79 international patents applications and 194 granted patents. Turkcell Teknoloji’s IPR performance is among the top three in Turkey and it has over 37 TUBITAK (The Scientific and Technological Research Council of Turkey) supported projects, of which 12 are currently running.

Turkcell Finansman A.S.

Turkcell Finansman A.S. (“Turkcell Finansman”), a wholly owned subsidiary of Turkcell, was established on October 22, 2015 with the approval of the Banking Regulation and Supervision Agency (“BRSA”-the

financial institutions regulator in Turkey) in order to provide financial solutions to its customers such as consumer loans. The company has commenced operations in February 2016 after receiving BRSA’s operational permission.

Turkcell Finansman was launched nationwide in March 2016 in order to provide effective financing solutions to its customers with a prudent risk management. To ensure a permanent competitive edge and value for its solutions, Turkcell Finansman cooperates with a wide network of Turkcell point-of-sales.

To finance its operations, Turkcell Finansman’s first borrowing was made on May 2016. In December 2016, it issued its first debt security, a 174 day commercial paper with a nominal amount of TRY 250 million and on February 27, 2017, Turkcell Finansman issued 179 day commercial paper amounting TRY 150 million. Fitch Ratings has assigned Turkcell Finansman A.S (TFS) ‘BB+’ Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) and ‘AA(tur)’ National Long-Term Rating. In order to diversify its borrowing portfolio, Turkcell Finansman will also resort to other funding alternatives. It has applied to Capital Markets Board of Turkey (“CMB”) to issue asset-backed securities for up to TRY 100 million.

Turkcell Finansman’s number of customers reached 1.7 million as of December 2016. As of year-end 2016, TRY 2.5 billion of consumer loans had been made.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S. became operational as of March 2015 to create a convenient payment solution for users and to offer them a streamlined shopping experience under the brand name “Paycell”.

In August 2016 Odeme ve Elektronik Para Hizmetleri A.S has acquired a Payment Service Provider License from the BRSA and became the first MNO subsidiary having this license in Turkey. With its new brand Paycell, Turkcell expanded its merchant network and reached over 2,000 merchants by implementing easy and secure payment methods to new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services.

Lifecell Ventures

Lifecell Ventures Cooperatief U.A. (formerly named Beltur Cooperatief U.A.) is incorporated under the laws of The Netherlands and has its registered address in The Netherlands. The main objective of the company is to provide, manage, sell or resell any kind of communication services regardless of the media or technology upon which such services are provided and to own, provide, develop, or operate any related software for providing such communication services. Its main mission is to focus on providing over-the-top (OTT) services globally, growing existing Turkcell Group’s value added services and making strategic alliances. Lifecell Ventures will provide all types of communication services and cooperates with a wide network of national and international companies in order to provide cutting edge OTT solutions with real experience of connectivity to their customers.

In line with Turkcell Group’s strategic priority of improving our business in both international and domestic markets and increasing our regional and global relevance through OTT products and services, Lifecell Ventures is responsible for delivering global OTT services and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances.

As of December 31, 2016, Turkcell’s integrated communication application “BiP”, which reached 11 million downloads globally, has started to be listed as a product of Lifecell Ventures Cooperatief U.A. in the application markets.

Turkcell Satis ve Dagitim Hizmetleri A.S.

Turkcell Satis ve Dagitim Hizmetleri AS (“Turkcell Satis”) offers unique experience to their customers and sell telecommunication and IT products through flagship and also provide wide variety of products via website www.turkcell.com.tr. In 2016 Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Assets Held for Sale

Fintur

Turkcell holds a 41.45% stake in Fintur, which holds interests in mobile operations in Azerbaijan, Georgia, Kazakhstan and Moldova.

Telia Company, which is one of our major shareholders and also our partner in Fintur through a 58.55% stake, announced on September 17, 2015 that it had initiated a process in relation to its Eurasian assets with the ultimate aim of a complete exit. In line with our growth strategy in the region, and as the minority shareholder in Fintur (which includes assets in Kazakhstan, Azerbaijan, Georgia and Moldova), on February 26, 2016, we submitted a binding offer for the remaining 58.55% stake of Sonera Holding B.V. in Fintur that we do not own and Telia Company’s 24% direct stake in Kcell operating in Kazakhstan. However, the negotiations were inconclusive. Following an assessment of our strategic options regarding our stake, we have announced our intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer for our stake. We have classified Fintur as held for sale and reported as discontinued operations.

As of March 2017, Fintur companies include Azercell, Geocell, Kcell and Moldcell.

Equity Accounted Investments

A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel was a joint venture. Our whole stake in A-Tel was sold to Bereket Holding A.S. (formerly known as Bilgin Holding) for a consideration of TRY 31 million in 2014.

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

Turkcell has classified Fintur as held for sale and reported as discontinued operations as of October 1, 2016. The Group is committed to plan to exit from Fintur.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2016, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219.

During the year ended December 31, 2016, Turkcell and lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Taliya Iran, KIFZO and Rightel and Syriatel and MTN Syria. During the year ended December 31, 2016, Turkcell and lifecell had gross revenues of approximately TRY 847,500 attributable to these agreements. Turkcell has developed an OTT product called “BiP” which is available for download online for free. The Company believes that there have been downloads from within Iran, which have generated no revenue or profits.

Turkcell has voice interconnection agreements with Tadbir Ertebatat-E-Sigma (“Sigma LLC”). During the year ended December 31, 2016, gross revenues attributable to were approximately TRY 20 million.

Turkcell Superonline provided Transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2016, gross revenues attributable to these agreements were approximately TRY 9.1 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (“Telecom Idea”) based in Iran. For the year 2016 the services received from this company generated no revenues.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. TeliaSonera has also informed us that TeliaSonera Region Europe has bilateral roaming agreements with MCI Iran, TCI Mobile Company of Iran, MTN Irancell, KIFZO, Rightel Iran and MTN Syria, Syriatel. During the year ended December 31, 2016, TeliaSonera Region Europe had gross revenues from these relationships that were reported to us of approximately €34,370.

Furthermore, Telia Carrier AB of Sweden provides IP Transit Services via ports located outside of Iran pursuant to a license issued by the Office of Foreign Asset Control, U.S. Department of Treasury, and provides IP Transit Services (i.e., wholesale Internet access) to and exchanges international telephony traffic with the TIC. During the year ended December 31, 2016, gross revenues and net profits attributable to these business relationships were approximately €273,950 and €172,500, respectively.

TeliaSonera has also informed us that certain Fintur companies had revenues under roaming agreements in Iran in 2016 with the following GSM operators: Mobile Company of Iran (MCI), MTN Irancell, Taliya Iran, Telecommunication kish Company (“IRNKI”), Rafsanjan Industrial Complex (Coop) (“IRNRI”), Rightel, MTN Syria and Syriatel. During the year ended December 31, 2016, revenue and net profits reported to us by the Fintur companies were of approximately $138,337.47 and $59,145.11, respectively. In addition, during the year ended December 31, 2016, we understand that Tcell (Tajikistan) and Ucell (Uzbekistan) had gross revenues totaling approximately $13,656.37 and net profits of approximately $13,225.97.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We, and our affiliates, intend to continue the activities described in this section in 2017.

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

Under Article 51 of the Electronic Communications Law, the ICTA was authorized to determine the principles and procedures related to the process of personal data and protection of privacy and has published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general and ICTA is authorized again to determine the procedures and principles related to the process of personal data and protection of privacy; however such regulation has not been published so far.

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

The Cabinet of Ministers Decision No. 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract,

Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport, Maritime Affairs and Communications. This contract was recently renewed until December 31, 2018 31.12.2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision dated December, 2005, the ICTA designated Turkcell as having “Significant Market Power” in the “Mobile Access Call Origination Market” while all three operators were designated as having Significant Market Power in “Mobile Call Termination Market”. As a result of the significant market power designation in the “Mobile Access and Call Origination Market”, our Company is obliged to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while competitors can set their prices freely on commercial basis. Being an operator designated as having Significant Market Power in the Mobile Access and Call Origination Market may have the effect of reducing the rates that we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations. We cannot estimate the impact of such designation as there are currently no MVNOs in the market. Based on the ICTA’s market analysis for the 2012-2015 period, Turkcell was designated as the only operator with “Significant Market Power” in the “Mobile Access and Call Origination Market”. Currently the “Mobile Call Termination Market” and “Mobile Access and the Call Origination Market” are being analyzed by the ICTA. Upon the renewal of market analyses, operators having the Significant Market Power will be determined. Public consultation documents regarding Mobile Market Analyses were published at the end of 2016 and are expected to be finalized within the first quarter of 2017.

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

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

The ICTA abolished the Regulation on Administrative Fines to be imposed on the operators (issued in 2004) and published a new Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators, effective as of February 15, 2014. The ICTA retains the right to impose fines in the event an operator submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not submit such documents in a timely manner; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies; does not meet the regulations regarding numbering, number portability, access and interconnection, end-user tariffs, consumer rights, data protection, national security and public order, service quality and such or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

e. Regulation on Authorization regarding the Electronic Communications Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector”, which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016, there have been major amendments to aforementioned Regulation. According to the amendments:

1.	The operators authorized with the limited usage right authorization may sell devices, make installations, carry out maintenance or give consultation if it’s related to or necessary for its field of activity. As a result of this amendment, Turkcell will be able to sell devices in relation with electronic communication services.

2.	The companies which apply to ICTA to be authorized should have paid the minimum amount of paid capital set by ICTA. The operators authorized before the amendment of the Regulation are also liable to meet this condition. According to ICTA, the operators authorized to provide Public Access Mobile Radio Service should have minimum paid capital amounting to TRY 250.000 and the operators granted with other authorization types should have minimum paid capital amounting to TRY 1.000.000.

3.	All operators should have the consent of ICTA before the transfer, acquisition or any other transaction regarding 10% or more of their shares. The operators authorized with limited usage right should also notify ICTA within two months at the latest in case of a transfer, acquisition or any other transaction of their shares up to 10%.

4.	The operators should provide free call center services, which was not an obligation in the former Regulation.

5.	The operators should keep the traffic data of their customers for two years, which was set at one year in the former Regulation.

6.	In case of an amendment to the documents regarding the employees of the operators (including employee list) which are submitted previously to ICTA, the operators are liable to notify ICTA of the amendments.

7.	ICTA is entitled to decline the applications of authorization and inspect the operators to confirm the accuracy of the information and documents submitted during the application of authorization.

In addition to the amendments of the abovementioned Regulation, the ICTA decision on Procedures and Principles Regarding the Usage of Caller Line Identification (CLI) has been published and the liabilities of the operators have been increased.

f. Regulation on Mobile Number Portability (“MNP”)

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations became operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision and this process is still pending. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended some Articles of this Regulation in November 2015. For new subscriptions, subscribers of mobile operators cannot port out to another operator in the first three months if the line has not been transferred to another subscriber.

g. Regulation on Security of Electronic Communications

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with ISO 27001:2013 version. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfils its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communication Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Cyber Event Reaction Center, in addition to the abovementioned obligations.

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

j. Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law no 6360 and Municipality Law No 5393, the Metropolitan Municipalities were authorized to give site selection certificate to the BTS considering the requirements of city and building aesthetics and electronic communication services. In the relevant legislation, the certificate fee to be paid for the site selection certificate. However, the secondary legislation which determines the specific details such as fees and the application process relating the certification has not entered into force. This may lead to additional certificate fees and operational costs, such as permission processes for implementation of base stations, which may take longer.

In the meantime the Ministry of Environment and City Planning has prepared a draft document in order to regulate the implementation of telecommunication infrastructure underground. They will gather comments from the related parties, such as mobile and fixed network operators.

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

m. Regulation on the Internet

Law no. 5651 for the Regulation of Web Content has been revised by Law no. 6518, which became effective on February 19, 2014. The new law required that all internet access providers, which include all mobile and fixed network operators as well as all internet service providers, would form a Union of Internet Access Providers (“UAP”) within three months, which was established. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined with an amount equal to one percent of the previous year’s revenues.

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

o. Our GSM License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA in February 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands and then it was signed again in February 2016 with small amendments.

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

Coverage

Our license requires that we meet coverage and technical criterias. We must attain geographical coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. As of today, we have met and surpassed all coverage obligations.

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

The standard tariffs and the maximum tariffs set by the ICTA have been established in Turkish Lira and the ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. However, with a decision rendered in March 2016, ICTA decided that Turkcell has no obligation of applying the maximum tariffs set by ICTA in 2015.We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the prohibition of cross subsidy and the principles of reasonable profit and being cost based. However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs. With respect to our retail tariffs, following a board resolution dated March 25, 2009, the ICTA set a lower limit solely for Turkcell’s on-net retail tariffs. In the following years our minimum on-net price level was changed several times by the ICTA, and was set at TRY 0.0073 for SMS and TRY 0.0428 for voice for the first two quarters of 2016. However, pursuant to a decision rendered on August 16, 2016, the ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on each and every single voice tariff and campaign, whereas we were obliged to maintain our minimum on-net SMS rate on network base. The table below shows the on-net prices and MTR rates until August 16, 2016:

TRY	Before July 1, 2013	July 1, 2013 – August 16, 2016	Change %
Minimum on-net voice price	0.0313	0.0428	37%
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	(20%)
SMS MTR	0.0170	0.0043	(75%)

The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Pursuant to a board decision dated September 28, 2015, price caps for voice were set at 0.4625 TRY/min for voice and TRY 0.332 for SMS. Such caps were in force at the beginning of 2016, until a decision rendered in March 10, 2016 by ICTA annulled the maximum tariffs set by ICTA in 2015

The ICTA has in the past intervened and may again intervene with the charging period, impacting the prices we charge for our tariffs.

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

If our license is terminated as a reason of our failure to perform our obligations under our license, the performance guarantee given by us in an amount equal to 1% of the license fee may be called. The license agreement makes no provision for the payment of consideration to us for delivery of the system on such termination.

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

Applicable Law and Dispute Resolution

Under our license agreement, any dispute arising from scope, implementation and termination of the agreement shall be brought before the License Coordination Committee. If the dispute is not settled within 30 days before the License Coordination Committee, it shall be referred to the parties. If the dispute is not resolved by the parties within 15 days, then it shall be settled by an arbitral tribunal in accordance with ICC Rules. The governing law of any arbitration is Turkish law and any such arbitration shall be conducted in English. Disputes relating to national security or public policy shall not be subject to arbitration proceedings.

p. Authorization of 3G License

In 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A-type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009 and then the agreement was renewed and resigned in February 2016 with small amendments which do not change the core of the service. The license agreement has a term of 20 years.

The 3G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G. However, with respect to dispute resolution, while our 2G license provides for arbitration for the settlement of disputes, under the 3G License Agreement, disputes arising between the parties shall ultimately be settled by the Council of State of the Republic of Turkey.

With the 3G License Agreement, we were obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. Following the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. ICTA objected to this decision. Objection was also rejected in favor of Turkcell. The case is still pending.

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

The ICTA granted Turkcell’s 4.5G License on October 27, 2015. The 4.5G License is effective for 13 years until April 30, 2029. According to the License, Turkcell started to provide 4.5G services from April 1, 2016.

The 4.5G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G and 3G. According to the IMT License Commitments Document, the Company;

a)	must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

b)	must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within eight years, 95% of double roads within six years and 90% of conventional railroads within ten years, and

c)	is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with population of less than 10.000 and highways, double roads, tunnels, high speed railroads and conventional railroads, from the effective date of the License granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase up to 40% of the network equipment and software from vendors with local research and development centers. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and following years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the obligation. Based on the law, we applied for the removal of the obligation for the first 2015-2016 period.

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

Ukraine License Agreement

lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2016, lifecell owned 27 frequency use licenses for IMT-2000 (UMTS), GSM 900, GSM 1800, CDMA 800 and microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to the company name change, and are valid for 15 years. Additionally, lifecell holds a specific number range—three NDC codes for mobile networks, twelve permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code and nine permissions on a number resource for local ranges for PSTN licenses two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

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

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, for a period of 10 years, which was valid till August 28, 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2017. As of December, 2016 the number of uncovered settlements is 657 out of a total of 22,552 settlements.

Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004, Infrastructure Provider as of March 6, 2006, Internet Service Provider as of February 15, 2005, Satellite Communication Service Provider as of March 24, 2009, Cable Broadcast Service Provider as of November 23, 2009, Mobile Virtual Network Operator as of August 9, 2010 and Public Access Mobile Radio Service Provider for the Marmara and Guneydogu Anadolu regions as of January 27, 2007.

The Authorization By-Law for Telecommunication Services and Infrastructure published in the Official Gazette on August 26, 2004 was abrogated with the By-Law on Authorization for Electronic Communications Sector dated May 28, 2009. According to this abrogation, Turkcell Superonline’s “Authorization” on Infrastructure Operating Service, Internet Service Provision and Satellite Communication Service have been changed to “Authority” on Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service and Cable Broadcast Service. Turkcell Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authorizations” relevant to the Fixed Telephony Services. Aforementioned Public Access Mobile Radio Service Provider Authorization of Turkcell Superonline was annulled as of December 31, 2015.

In accordance with the new legislation issued by the ICTA, the term of the infrastructure operator authorization of Turkcell Superonline has become indefinite. As a result, Turkcell Superonline revised the expected useful lives of related fixed network equipment from 15 years to 25 years.

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new Regulation published in the Official Gazette dated September 1, 2009, numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. As explained above, renewal of market analysis for both markets was expected to be finalized in 2016. However, public consultation documents were released at the end of 2016; and mobile market analyses are expected to be finalized in the first quarter of 2017.

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

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA updated the above regulation and “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks” came into force. According to this Regulation;

•	The number of sharing types has increased. The terms and conditions of sharing at highways, railways and within tunnels is now a separate section.

•	In regions where the population is lower than 10.000, if an operator is unable to use the antenna installations built by another operator before the IMT licensing, the operator must notify the ICTA about the situation and the ICTA may let the operator build a new antenna installation. This operator is obliged to make an installation facilitating the sharing by all types with at least two other operators. The operator cannot turn down any sharing requests involving installations set up after IMT licensing in motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways, except for indoor installations.

•	In regions where the population is higher than 10.000 at the time of application to the Authority to build a new installation, provided that operator(s) are present and offer the new comer at least three of the possible share types, no wireless usage fee will be charged for the following year. If the antenna installation concerns towers exclusively, type 2 sharings will suffice. This rule will apply until December 31, 2023.

•	In regions where the population is lower than 10.000, except indoor installations, new antenna installations which were established between the date of the IMT authorization and the issue date of this Regulation, all settlements and motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways must be brought in line with the conditions set by this Regulation.

In the 4.5G Authorization Document, in provinces with a population of less than 10.000 and at sites to cover highways, double roads and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. Current government officials declared that research and development (“R&D”) and production & development (“P&D”) in Turkey for high-tech products and services will be supported and some incentives will be introduced in the near future. One of the biggest local vendors in the defense industry that is already producing telecom equipment for the military declared it is planning to produce a 4.5G base station for commercial networks after 2015. In the 4.5G Authorization Document, usage of locally-produced equipment in network was obliged, with rates up to 45%. Yet if the lack of such equipment or absence in the demand for production of such equipment is proved by mobile operators, mobile operators will be free of this obligation specifically for the related term. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on the compliance with international standards. The ICTA may oblige operators to buy and use the locally produced products, independent of the quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

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

v. Regulation on Data Privacy in Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy. In this manner, ICTA had published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general. In addition to that, ICTA is also authorized again to determine the procedures and principles related to the process of personal data and protection of privacy; however such regulation has not been published so far.

Compliance with this regulation will involve operational expenses and may make it harder to process the customer data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial condition and reputation.

w. Law on the Protection of Personal Data

Turkey, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates personal data of real persons and its protection, process and transfers.

The Law introduced several obligations for processing and transferring the personal data including fair and lawful processing, protection of personal data, consent requirement, providing notice of processing, and registration with the Data Protection Authority (the “DPA”). According to the Law, the DPA is authorized to impose sanctions and precautions as well as administrative fines which are determined in the Law.

The Law also determines the rights of the person whose data is processed, such as the right to apply to the Data Controller to learn whether the personal data has been processed, to learn if it is being used properly according to the purpose of the processing, to know the third parties to which the personal data is transferred in the country or abroad, to request the personal data to be erased or destroyed and the third parties to be notified of that.

Data processing activities of electronic communications providers had already been regulated under the electronic communications legislation and the regulation introduced by the Law has similarities with the regulations in the electronic communication legislation which Turkcell and Superonline had been doing their best to comply with. Turkcell and Superonline are currently testing their systems in order to evaluate compliance with the Law and to begin remedial actions if such tests reveal any issues. Such remedial actions, if required, may imply costs and may also hinder the way in which we presently access and use such data.

x. Regulation on Electronic Commerce

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

y. Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

z. Turk Telekom, Vodafone and Avea Interconnection Agreements

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

We had ongoing disputes with Turk Telekom, Vodafone and Turk Telekom over these agreements and with the ICTA regarding its decision related to these agreements. On December 30, 2015, Turkcell Group and Turk

Telekom Group reached an agreement to mutually settle the ongoing lawsuits, enforcement procedures and disputes between Turkcell companies including Turkcell Iletisim Hizmetleri AS, Superonline Iletisim Hizmetleri AS, Kule Hizmet ve Isletmecilik AS and Turk Telekom Group companies including Turk Telekomunikasyon AS, Avea Iletisim Hizmetleri AS and TTNet AS. In this regard, we made a payment of TRY 225 million to Turk Telekom Group which is the net of rights, receivables and claims of both parties (excluding VAT and special communication tax, including all other tax and financial obligations and interest) on January 14, 2016. See “Item 8.A. Consolidated Statements and Other Financial Information—Note 32”.

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

Effective from October 2014, Turkcell is paid TRY 0.0086 per MMS for MMS termination on its network. Respective rates for Vodafone are TRY 0.0086 per SMS and for Avea TRY 0.0094.

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

The ICTA has determined call origination and termination fees for Type-2 and Type-3 (Full MVNO) but not determined fees for Type-1 (Light MVNO) model. Commercial negotiations which will be viable and commercially beneficial are the main subjects to be handled in MVNO consultations between Turkcell and the potential MVNOs.

bb. Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services with 13 Directory Service Providers, which are licensed to provide directory services by the ICTA. The aforementioned agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to the subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 10, 2017:

(1)	The legal name of Astelit was changed to “lifecell LLC” as at February 2, 2016.
(2)	On December 19, 2016, Beltower LLC was incorporated under the laws of the Republic of Belarus.
(3)	On December 28, 2016, Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. merged with Superonline Iletisim Hizmetleri A.S. and was deregistered from Istanbul Trade Registry.
(4)	On December 30, 2016, Euroasia Telecommunications Holding B.V. merged with Lifecell Ventures Cooperatief U.A. which was formerly known as Beltur Cooperatief U.A..
(5)	On December 21, 2016, the Board of Directors resolved to liquidate Financell B.V..
(6)	On February 20, 2017, Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret Anonim Sirketi has been incorporated to carry out activities of electricity energy trade, wholesale and retail electricity sale.
(7)	On February 20, 2017, the legal of the company Turkcell Odeme Hizmetleri A.S. has changed to Turkcell Odeme ve Elektronik Para Hizmetleri A.S.

We have announced our intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Fintur is now classified as held for sale and reported as discontinued operations.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2016, we operated 77 facilities including network data centers, of which 55 were located in Turkey, the rest in Northern Cyprus, Belarus, Ukraine and Azerbaijan.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers as well marketing and operation of mobile switching centers and network data centers.

In September 2015, our headquarters moved to Kucukyali from Beyoglu bringing internal functions and group companies Turkcell Technology and Turkcell Superonline together in Istanbul, generating operational efficiencies.

As of December 31, 2016 we also had 146 owned and 1,220 leased vehicles, used for operational purposes and provided as benefits to our employees.

a. Core Network Infrastructure

Our core network consists of three site Geographically Redundant Next Generation Home Location Register Home Subscriber Server (“NG HLR”/“HSS”), a combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”), Diameter Routing Agent (DRA). The Core Network is common for 2G, 3G, 4.5G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Media Gateways (“MGW”), Charging Control Node (“CCN”) and Virtual Private Network (“VPN”).

We have IMS based VoLTE (Voice over LTE) network. We are planning to converge Core Voice and IMS Networks. With convergence of the networks, the telco based fixed and mobile services and (OTT based) application services will be given easier and faster.

Our core packet switching network combined of SGSNs/MME’s (Serving GPRS Support Node, Mobility Management Entity) and GGSNs/SGW/PGWs (Gateway GPRS Support Node, Serving and PDN Gateway) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function (“PCRF”) for subscriber policies. In addition, we already deployed Data Optimization equipment for customer experience.

We have switches in Istanbul, Ankara, Izmir, Adana, Bursa, Diyarbakir, Erzurum, Gaziantep, Hatay, Kayseri, Kocaeli, Malatya, Mersin, Mugla, Samsun, Trabzon, and Van.

In addition, we own switch buildings in different cities in Turkey, such as Istanbul (Mahmutbey, Kartal, Maltepe), Mugla, Izmit, Diyarbakir, and Erzurum. Switch buildings are where the network switching equipment, such as MSC, MGW, BSC and RNC, is located.

b. Access Network Infrastructure

Our Access Network consists of Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at Network Data Centers (“NDC”) and BTS, Node-Bs and eNode-Bs located on rooftops or towers. Since 2014, we have been calling our OMCs (Operation Maintenance Centers) as NDCs (Network Data Centers). BTSs are the fixed transmitter and receiver equipment in a cell, or coverage area of a cluster of antennas, for a 2G mobile network that communicates by radio signal with mobile devices. Similarly, Node-Bs are the corresponding equipment for 3G, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA-equipped mobile phones and eNode-Bs are the equipment that carry out equivalent functionalities for 4.5G with the important difference that they are directly connected to 4.5G Core Network.

At the end of December 2016, we owned over 48,500 base stations (2G+3G/HSDPA+4.5G (LTE-A)) and leased the land underlying such base stations.

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

I. Overview of the Turkish and International Economy

2016 saw divergent developments in different country groups. There has been a stronger than expected pickup in growth in advanced economies, mostly due to a reduced drag from inventories and some recovery in manufacturing output. In contrast, it is matched by an unexpected slowdown in some emerging market economies, mostly reflecting idiosyncratic factors. The slowdown was accompanied by a further drop in commodity prices and volatility in financial markets. However in the second half of 2016 the picture for emerging market and developing economies (EMDEs) remained much more diverse. The growth rate in China was a bit stronger than expected, supported by continued policy stimulus. But activity was weaker than expected in some emerging markets, such as Argentina and Brazil, as well as Turkey, which faced a sharp contraction in tourism revenues. The Turkish economy contracted by 1.8% in the third quarter of 2016 after having grown for twenty seven quarters in a row. Based on market estimates, the year-on-year GDP growth in Turkey is expected to be at around 3.0% in 2016 and forecast at 3.0% in 2017. The July failed coup attempt heightened the spectrum of political uncertainty and Russian sanctions have also negatively affected confidence. Turkey’s credit rating was downgraded by Fitch and Moody’s to below investment grade, with S&P’s rating remaining one notch below investment grade. 2017 is expected to be an even more challenging year globally due to high volatility from differing monetary policies in developed markets. Advanced Economies monetary policy is set to remain rather accommodative, as policy rates would remain very low in 2017, while average balance sheets would still expand significantly due to ongoing large asset purchases by the Bank of Japan and the European Central Bank. On the U.S. side, the Federal Reserve (“FED”) has increased its policy rate for the second time in 2016 and after Donald Trump’s victory in the presidential election, US rates are expected to rise further due to fiscal stimulus. Market players expect two rate hikes from the FED in 2017. The European Central Bank has extended the maturity of its quantitative easing program to December 2017 and is expected to provide further easing if needed.

The TRY depreciated by 21.0% against the U.S. Dollar in 2016, and in 2017 has depreciated by 6.6% as of March 10, 2017. Market players continue to expect further devaluation in the TRY in 2017. The annual inflation rate decreased to 8.5% by the end of 2016 from 8.8% at the end of 2015. The rise in inflation increased after July led by an increase in food prices and pass through effects due to the TRY depreciation along with political uncertainties and geopolitical risks. The latest CBRT expectations survey, as of February 13, 2017, indicated that inflation is expected to be at 8.9% at the end of 2017. The current account deficit remains sizeable, as the decline in tourism offsets savings from low energy prices. Progress on structural reforms has been slow. Potential capital outflows due to a decrease in global USD liquidity and rising U.S. interest rates may have a negative impact on the Turkish economy if not counterbalanced by the European Central Bank and the Bank of Japan actions.

Turkey will hold a referendum for constitutional change regarding its presidential system on April 16, 2017 which has also contributed to the political uncertainties in the country.

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

Under Law No. 5838, which became effective on March 1, 2009, wired, wireless and mobile internet service providers are subject to a special 5% communications tax (previously such tax was 25% on mobile, 15% on fixed lines). Other than mobile internet services, all mobile telecommunication services are subject to a special 25% and other telecommunication services (i.e., fixed lines and TV/radio transmission) are subject to 15% tax rate. The tax collected from subscribers in one calendar month is remitted to the tax authorities within the first 15 days of the following month.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (M2M) simcards are not subject to the special communication tax levied upon new subscriptions.

The special communications tax on new mobile subscriptions was TRY 46, TRY 44 and TRY 40 in 2016, 2015 and 2014, respectively. As of January 1, 2017, the special communications tax on new subscriptions levied is TRY 47. The tax has had a correlative negative impact on mobile usage.

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

c. License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees.

The license fee is paid once on the subscription per subscriber. The license fee was TRY 18.95, TRY 17.95 and TRY 16.30 in 2016, 2015 and 2014, respectively. As of January 1, 2017, the license fee is TRY 19.68.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 1.58, TRY 1.50 and TRY 1.36 in 2016, 2015 and 2014, respectively, and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end by the annual utilization fee and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. As of January 1, 2017, the monthly utilization fee is TRY 1.64. We decided to collect utilization fees from most of our prepaid subscribers starting from June 2011 and we are collecting since then.

d. Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones. The SCT is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The SCT rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was set at 20% prior to October 13, 2011, and the SCT calculated in accordance with the 20% rate must not fall below TRY 40 per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

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

The SCT rates on some motor vehicles, mobile phones and alcoholic beverages were raised by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014. The minimum SCT amount to be calculated over cellular phones was increased to TRY 120 effective from January 1, 2014. By a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2016, the minimum SCT amount to be calculated over cellular phones was increased to TRY 160 effective from January 1, 2016. The said decision of the Board of Ministers has been cancelled in 2016 by the Supreme Court. Finally a new article has been added to the Special Communication Tax Law (Temporary Article 6) on September 9, 2016 and the minimum SCT amount to be calculated over cellular phones was set at TRY 160 effective from September 9, 2016. There is a possibility that such tax may increase in the near future.

e. Tax disputes

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

IV. Reportable Segments and Reporting Currency

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Turktell Interaktif, Global Tower, Rehberlik, Turkcell Odeme and Turkcell Gayrimenkul.

•	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Euroasia, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC, Beltower and Fintur.

Our “Other” reportable segment is comprised mainly of information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and consumer financing service operations of Turkcell Finansman The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

As of October 1, 2016, the Group announced its intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Fintur has since been classified as held for sale and discontinued operations. See Note 17 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

Our audited Consolidated Financial Statements as at December 31, 2016 and December 31, 2015 and for each of the years in the three-year period ended December 31, 2016 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

We believe that the build-out of our network in Turkey is substantially completed. As of December 31, 2016, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways (according to the Turkish Statistical Institute 2012 Census). We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2016, we had reached 96.04% population coverage.

In the 4.5G auction held on August 26, 2015, we agreed to purchase the use of 172.4 MHz, the largest amount of spectrum of any operator, for €1,623.5 million (excluding VAT and interest payable on the installments). The license fee is being paid in four equal semi-annual installments. We agreed to purchase the use of widest frequency bands on 1800 MHz and 2600 MHz. We believe that these will allow us to offer high quality 4.5G services. We commenced offering 4.5G services from April 1, 2016. The 4.5G License is effective for 13 years until April 30, 2029.

Under our 2G, 3G and 4.5G licenses, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for the universal service fund.

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2016, that number for the Group had grown to 50.1 million including subscribers of subsidiaries.

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

Going forward, we will monitor our market share in terms of total telecom revenues as a converged player instead of mobile only revenues, or subscribers. In this regard, positioned as the second player in the converged market, our priority will be to increase our 37.4 % share (including financial services revenue) within this market through differentiating our services and solutions, while remaining attuned to profitability.

We provide high-quality mobile and fixed voice, data, TV and other services over our network. We will continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments.

In the mobile segment, we increased our postpaid subscriber base from 49% in 2015 to 53% in 2016 due to our focus on value. As of December 31, 2016, we had approximately 15.7 million prepaid subscribers and 17.4 million postpaid subscribers, compared to approximately 17.4 million prepaid subscribers and 16.6 million postpaid subscribers as of December 31, 2015.

Our average MoU in Turkey increased 9.2% to 323.9 minutes in 2016 from 296.6 minutes in 2015, as a result of high bundle packages utilization. Our mobile average revenue per user in Turkey increased to TRY 26.8 in 2016 compared to TRY 24.5 in 2015 mainly driven by our upsell strategy, favorable change in customer mix, focus on high value customer groups, and increased package penetration.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. In 2016, our churn rate for mobile operations in Turkey decreased to 24.6% from 27.3% in 2015.

In the fixed segment, we increased our subscriber base from 1.5 million for the year ended December 31, 2015, to 1.9 million for the year ended December 31, 2016. 56% of the subscriber base are fiber customers (1,044 thousand subscribers).

We have an allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections that amounted to TRY 974.5 million and TRY 816.4 million as of December 31, 2016 and 2015 respectively, which we believe is adequate. The main reason for the increase in allowance for doubtful receivables is an impairment loss recognized amounting to TRY 211.4 million which was netted off with a write-off of overdue receivables amounting to TRY 58.3 million.

II. International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus, Belarus and Germany. We also operate in other countries through Fintur. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

III. Revenues

Revenues include voice, data, messaging, services and solutions, wholesale and other revenues. Other revenues mainly consist of revenues from our retail business, call center business, information and entertainment services, tower business and financial services.

IV. Operating Costs

a. Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rent and energy expenses, billing costs, cost of goods sold, depreciation and amortization charges, funding costs for financial services, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs where the Company is the principal in the sale of the handsets, and wages and salaries and personnel expenses for technical personnel.

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

d. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2016	2015	2014
	(in TRY millions)
Revenues	14,100.9	12,769.4	12,043.6
Direct cost of revenues	(9,166.4)	(7,769.5)	(7,383.9)
Gross profit from non-financial operations	4,934.5	4,999.9	4,659.7

Revenue from financial operations	184.7	—	—
Direct cost of revenues from financial operations	(70.2)	—	—
Gross profit from financial operations	114.5	—	—

Gross profit	5,049.0	4,999.9	4,659.7

Administrative expenses	(721.8)	(625.3)	(562.7)
Selling and marketing expenses	(1,910.9)	(1,901.9)	(1,974.6)
Other income/(expense), net	(234.2)	(225.9)	(76.3)

Results from operating activities	2,181.9	2,246.8	2,046.1
Finance costs	(1,237.6)	(799.5)	(1,247.0)
Finance income	1,064.8	756.1	955.4

Net finance (costs)/income	(172.8)	(43.4)	(291.6)
Monetary gain	—	—	205.1
Share of profit of equity accounted investees	—	—	4.5

Profit before income taxes	2,009.1	2,203.3	1,964.0
Income tax expense	(423.2)	(667.1)	(730.4)

Profit from continuing operations	1,586.0	1,536.2	1,233.6

Profit/ (loss) from discontinued operations	(42.2)	367.3	202.8
Profit for the year	1,543.8	1,903.6	1,436.5

Attributable to:
Equity holders of the Company	1,492.1	2,067.7	1,864.7
Non-controlling interest	51.7	(164.1)	(428.2)
Profit for the year	1,543.8	1,903.6	1,436.5

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2016	2015	2014
Statement of Operations Data (% of revenue)

Revenues	100.0	100.0	100.0
Direct cost of revenues	(64.7)	(60.8)	(61.3)
Gross margin	35.3	39.2	38.7
Administrative expense	(5.1)	(4.9)	(4.7)
Selling and marketing expenses	(13.4)	(14.9)	(16.4)
Other operating income/(expense), net	(1.6)	(1.8)	(0.6)
Results from operating activities	15.3	17.6	17.0

V. Segment Overview

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Turktell Interaktif, Global Tower, Rehberlik, Turkcell Odeme and Turkcell Gayrimenkul.

•	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Euroasia, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC, Beltower and Fintur.

Our “Other” reportable segment is comprised mainly information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and consumer financing service operations of Turkcell Finansman. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

As of October 1, 2016, the Group announced its intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Fintur has since been classified as held for sale and discontinued operations. See Note 17 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in TRY millions)
Consumer segment revenue	10,216.0	9,127.3	—	—	—	—	—	—	10,216.0	9,127.3
Corporate segment revenue	2,191.5	2,031.7	—	—	—	—	—	—	2,191.5	2,031.7
Other Turkcell Turkey revenue	380.1	321.9	—	—	—	—	—	—	380.1	321.9
Turkcell International revenue	—	—	874.7	856.1	—	—	—	—	874.7	856.1
Other revenue	—	—	—	—	661.9	458.6	—	—	661.9	458.6
Eliminations	—	—	—	—	—	—	(38.6)	(26.2)	(38.6)	(26.2)
Total revenue	12,787.6	11,480.9	874.7	856.1	661.9	458.6	(38.6)	(26.2)	14,285.6	12,769.4
Reportable segment Adjusted EBITDA*	4,160.9	3,759.6	235.3	246.0	222.8	134.5	0.5	0.5	4,619.5	4,140.5
Depreciation and amortization	(1,986.7)	(1,457.0)	(202.1)	(200.8)	(13.7)	(10.2)	(0.9)	0.2	(2,203.4)	(1,667.8)
Capital expenditure	3,144.4	7,751.7	336.7	770.2	13.8	14.3	(0.3)	—	3,494.7	8,536.2
Bad debt expense	(195.5)	(188.0)	(6.0)	(8.3)	(10.0)	(0.3)	—	—	(211.4)	(196.6)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(in TRY millions)
Consumer segment revenue	9,127.3	8,282.3	—	—	—	—	—	—	9,127.3	8,282.3
Corporate segment revenue	2,031.7	1,907.4	—	—	—	—	—	—	2,031.7	1,907.4
Other Turkcell Turkey revenue	321.9	290.5	—	—	—	—	—	—	321.9	290.5
Turkcell International revenue	—	—	856.1	1,137.9	—	—	—	—	856.1	1,137.9
Other revenue	—	—	—	—	458.6	457.8	—	—	458.6	457.8
Eliminations	—	—	—	—	—	—	(26.2)	(32.4)	(26.2)	(32.4)

Total revenue	11,480.9	10,480.2	856.1	1,137.9	458.6	457.8	(26.2)	(32.4)	12,769.4	12,043.6
Reportable segment Adjusted EBITDA*	3,759.6	3,326.4	246.0	281.0	134.5	154.6	0.5	(0.2)	4,140.5	3,761.8
Monetary gain	—	—	—	205.1	—	—	—	—	—	205.1
Depreciation and amortization	(1,457.0)	(1,311.6)	(200.8)	(319.2)	(10.2)	(8.8)	0.2	0.2	(1,667.8)	(1,639.4)
Capital expenditure	7,751.7	1,982.3	770.2	158.0	14.3	4.5	—	—	8,536.2	2,144.8
Bad debt expense	(188.0)	(141.5)	(8.3)	(14.5)	(0.3)	0.0	—	—	(196.6)	(155.9)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell Turkey

a. 2016 compared to 2015

Total revenues generated by Turkcell Turkey increased 11.4% to TRY 12,787.6 million in 2016 from TRY 11,480.9 million in 2015, mainly due to a 56.3% growth in data revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 94.6% increase in services revenues which was partially offset by a 26.6% decrease in voice revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 10.7% to TRY 4,160.9 million in 2016 from TRY 3,759.6 million in 2015, mainly due to an increase in revenues which was partially offset by an increase in direct cost of revenues and administrative expenses. The increase in the direct cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, wages, salaries and personnel, handset costs and network related expenses. The increase in administrative expenses mainly resulted from an increase in bad debt expenses, consultancy expenses and wages, salaries and personnel expenses.

Depreciation expense increased 36.4% to TRY 1,986.7 million in 2016 from TRY 1,457.0 million in 2015 mainly as a result of an increase in capital expenditures.

b. 2015 compared to 2014

Total revenues generated by Turkcell Turkey increased 9.5%, to TRY 11,480.9 million in 2015 from TRY 10,480.2 million in 2014, mainly due to a 38.1% growth in data revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 38.5% increase in services revenues which was partially offset by a 2.7% decrease in voice revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

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

Turkcell International

a. 2016 compared to 2015

Total revenues generated by Turkcell International increased by 2.2%, to TRY 874.7 million in 2016 from TRY 856.1 million in 2015 mainly due to currency devaluation in Ukraine and Belarus against the Turkish Lira in 2015. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 8.1% and 19.4% respectively. The revenue growth in lifecell, which operates in Ukraine, was mainly driven by the increase in the three-month active subscriber base to 10.6 million from 9.2 million and also 14.4% higher blended ARPU (three-month active) due to higher mobile broadband usage. The revenue growth in Belarusian Telecom, which operates in Belarus, was mainly due to expansion of the subscriber base along with increased voice, mobile services revenues and terminal sales.

Turkcell International’s Adjusted EBITDA decreased by 4.3% to TRY 235.3 million in 2016 from TRY 246.0 million in 2015 due to the negative impact of currency devaluation in Ukraine and Belarus against the Turkish Lira. The majority of the segment Adjusted EBITDA is driven by lifecell which decreased by 8.6% in terms of local currency in 2016 compared to 2015 due to higher network related costs resulting from the 3G+ roll-out and operational leasing expense post tower related sale and leaseback transactions, as well as higher marketing expenses.

b. 2015 compared to 2014

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

VI. Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

We had 33.0 million mobile subscribers in Turkey, including 15.7 million mobile prepaid subscribers, as of December 31, 2016, compared to 34.0 million mobile subscribers in Turkey, with 17.4 million mobile prepaid subscribers, as of December 31, 2015. During 2016, we recorded a decrease of 966 thousand Turkish mobile subscribers.

In the fixed segment, we increased our subscriber base from 1.5 million, of which 899 thousand were fiber customers, for the year ended December 31, 2015, to 1.9 million, of which 1,044 thousand were fiber customers, for the year ended December 31, 2016.

In Ukraine, we had 12.4 million and 13.5 million registered subscribers as of December 31, 2016 and 2015, respectively. During 2016, we lost approximately 1.1 million Ukrainian registered subscribers, similarly 3 months active subscribers decreased from 10.6 million to 9.2 million. This was primarily due to decreasing multiple SIM card usage.

a. Revenues

Total revenues for the year ended December 31, 2016 increased 11.9% to TRY 14,285.6 million in 2016 from TRY 12,769.4 million in 2015.

Total revenues generated by Turkcell Turkey increased 11.4%, to TRY 12.787.6 million in 2016 from TRY 11,480.9 million in 2015, mainly due to a 56.3% growth in data revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 94.6% increase in services revenues which was partially offset by a 26.6% decrease in voice revenues.

Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2016, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2016, postpaid average revenue per user excluding M2M subscribers was TRY 44.0 whereas prepaid average revenue per user was TRY 13.9. These figures indicate that postpaid average revenue per user is approximately 3.2 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Total revenues generated by Turkcell International increased by 2.2%, to TRY 874.7 million in 2016 from TRY 856.1 million in 2015 mainly due to growth in Ukraine and Belarus business. The annual growth rates, in terms of local currency, lifecell and Belarusian Telecom were 8.1% and 19.4% respectively.

Other subsidiaries’ revenues and intersegment eliminations, mainly comprised of our revenues from information and entertainment services, call center services and financial services, grew by 44.2% to TRY 623.3 million in 2016 from TRY 432.4 million in 2015. The increase in revenue is mainly attributable to the commencement of Turkcell Finansman in February 2016.

b. Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased by 18.9% to TRY 9,236.6 million in 2016 from TRY 7,769.5 million in 2015, due to an increase in depreciation and amortization charges, treasury shares and universal funds paid, network related expenses, wages, salaries and personnel expenses, funding costs for financial services and other items.

Depreciation and amortization charges (including impairment charges) increased by 32.1%, to TRY 2,203.2 million in 2016 from TRY 1,667.8 million in 2015. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 445.1 million in 2016 mainly attributable to our 4.5G license and TRY 125.3 million in 2015.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) increased 5.1%, to TRY 1,683.5 million in 2016 from TRY 1,601.2 million in 2015 which was mainly due to the increase in mobile revenues.

Interconnection and termination costs increased 7.0% to TRY 1,420.2 million in 2016 from TRY 1,327.0 million in 2015 mainly due to the increase in off-net interconnection traffic.

Transmission costs increased by 22.6% to TRY 139.2 million in 2016 from TRY 113.6 million in 2015. Furthermore, radio costs increased by 16.0%, to TRY 1,057.6 million in 2016 from TRY 911.4 million in 2015 mainly due to the cumulative investment impact and increased costs such as rent and energy.

Wages, salaries and personnel expenses for technical personnel increased 16.9% to TRY 859.1 million in 2016 from TRY 734.7 million in 2015, mainly due to the periodic increase in wages and salaries and the increase in number of personnel.

Roaming expenses increased 18.8%, to TRY 128.4 million in 2016 from TRY 108.1 million in 2015, mainly due to depreciation of the TRY against the EUR and overall traffic increase.

Billing and archiving costs decreased 15.9% to TRY 61.6 million in 2016 from TRY 73.3 million in 2015, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Funding costs for financial services amounting to TRY 67.2 million were recognized in 2016 due to the commencement of Turkcell Finansman in February 2016.

Other costs in direct cost of revenues increased 31.2% to TRY 1,616.4 million in 2016 from TRY 1,232.3 million in 2015 due to increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses.

As a percentage of revenues, direct cost of revenues increased 3.8 pp to 64.7% in 2016 from 60.8% in 2015, mainly as a result of increases in depreciation and amortization expenses of 2.4 pp, retail sales related to device costs of 1.5 pp and funding costs from financial services of 0.5pp as opposed to a decrease in interconnect costs of 0.5 pp.

Gross profit margin decreased 3.8 percentage points from 39.2% in 2015 to 35.3% in 2016.

c. Administrative expenses

Administrative expenses increased 15.4%, to TRY 721.8 million in 2016 from TRY 625.3 million in 2015, mainly due to an increase in wages, salaries and personnel expenses, rent expenses, consultancy expense together with the increase in bad debt expenses resulting from the increase in assigned contracted receivables. As a percentage of revenues, general and administrative expenses increased to 5.1% for the year ended December 31, 2016, from 4.9% for the year ended December 31, 2015.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 15.5%, to TRY 277.4 million in 2016 from TRY 240.3 million in 2015, primarily due to periodic increases in wages and salaries and the increase in number of personnel.

Bad debt expenses increased 7.5%, to TRY 211.4 million in 2016 from TRY 196.6 million in 2015, mainly due to the increase in allowance for receivables from financial services.

We provided an allowance of TRY 974.5 million and TRY 816.4 million for doubtful receivables for the years ended December 31, 2016 and 2015, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, increased 23.7% to TRY 233.0 million in 2016 from TRY 188.4 million in 2015.

d. Selling and marketing expenses

Selling and marketing expenses increased 0.5%, to TRY 1,910.9 million in 2016 from TRY 1,901.9 million in 2015, primarily due to a decrease in selling expenses and wages, salaries and personnel expenses partially offset by an increase in marketing expenses. As a percentage of revenues, selling and marketing expenses decreased from 14.9% for the year ended December 31, 2015 to 13.4 % for the year ended December 31, 2016.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 3.2%, to TRY 757.9 million in 2016 from TRY 783.2 million in 2015, mainly due to our value focused customer acquisition strategy.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, increased 20.9%, to TRY 518.4 million in 2016 from TRY 428.6 million in 2015.

Wages, salaries and personnel expenses for selling and marketing employees decreased 7.1%, to TRY 354.4 million in 2016 from TRY 381.6 million in 2015, mainly due to decrease in number of personnel partially offset by periodic increase in wages and salaries.

Prepaid subscribers’ uncharged frequency usage fee expenses decreased 2.5%, to TRY 186.5 million in 2016 from TRY 191.4 million in 2015.

e. Other operating income/(expense)

Other net operating expenses increased to TRY 234.2 million in 2016 from TRY 225.9 million in 2015, mainly due to fixed asset sales gain, reversal of legal provisions, commercial agreements termination expenses, donations and litigation expenses as explained in Note 37 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F.

f. Results from operating activities

Results from operating activities decreased by 2.9% to TRY 2,181.9 million in 2016 from TRY 2,246.8 million in 2015. As a percentage of revenues, results from operating activities also decreased from 17.6% in 2015 to 15.3% in 2016 mainly due to a decrease in selling and marketing expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost improved to a TRY 172.8 million net expense in 2016 from a TRY 43.4 million net expense in 2015, due to an increase in finance cost to TRY 1,237.6 million in 2016 from TRY 799.5 million in 2015, which was partially offset by the increase in finance income to TRY 1,064.8 million in 2016 from TRY 756.1 million in 2015.

Finance income increased by 40.8% to TRY 1,064.8 million in 2016 from TRY 756.1 million in 2015, mainly due to gain from changes in the fair value of derivative instruments partially netted off with the decrease in interest income on bank deposits.

Finance cost increased by 54.8% to TRY 1,237.6 million in 2016 from TRY 799.5 million in 2015, mainly due to the increase in foreign exchange losses on borrowings, 4.5G payables and bonds issued partially netted off with foreign exchange gain from main operations and increase in financing cost of borrowings and 4.5G payables. Net foreign exchange losses increased from TRY 489.3 million in 2015 to TRY 782.5 million in 2016.

Finance cost the for year ended 31 December 2015 is mainly attributable to foreign exchange losses in Belarusian Telecom operating in Belarus and foreign exchange losses in lifecell operating in Ukraine. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

h. Income tax expense

Income tax expense decreased 36.6% to TRY 423.2 million in 2016 from TRY 667.1 million in 2015.

The effective tax rate was 21.5% and 26.0% for the years ended December 31, 2016 and 2015, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, dividend income from investment in associates subject to certain tax exemptions (including Fintur), tax-exempt income and non-deductible expenses. The high effective tax rate in 2016 and 2015 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in lifecell and Belarusian Telecom.

i. Profit/ (loss) from discontinued operations

We have announced our intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Fintur is now classified as held for sale and reported as discontinued operations (Note 17). Fintur is now therefore disclosed separately on a single line as discontinued operations in our Consolidated Financial Statements in this Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

Loss from discontinued operations is TRY 42.2 million in 2016, whereas profit from discontinued operations was TRY 367.3 million in 2015 from Fintur from October 1, 2016 on the basis of our 41.45% stake in Fintur.

j. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Loss allocated to non-controlling interests amounted to TRY 164.1 million for the year ended December 31, 2015, compared to a TRY 51.7 million gain for 2016.

Loss allocated to non-controlling interests from lifecell’s net loss amounted to TRY 209.3 million in 2015. There is no effect in 2016 since we acquired minority shares of Euroasia in July 2015. In addition, profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2016 and 2015 amounted to approximately TRY 39.3 million and TRY 38.4 million respectively.

k. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company decreased to TRY 1,492.1 million in 2016 from TRY 2,067.7 million in 2015, mostly due to decrease in results from operating activities and loss from discontinued operations, higher foreign exchange losses recorded, the decrease in interest income earned on time deposits, which was partially netted off with gain from changes in the fair value of derivative financial instruments.

VII. Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

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

Finance cost improved 35.9% to TRY 799.5 million in 2015 from TRY 1,247.0 million in 2014, mainly due to the decrease in net foreign exchange losses from TRY 1,110.8 million in 2014 to TRY 489.3 million in 2015. Net foreign exchange loss decreased mainly due to debt restructuring in lifecell and Belarusian Telecom, foreign exchange losses recognized directly in the foreign currency translation reserves in equity as part of net investment in foreign operation accounting and lower devaluation of the UAH against USD in 2015 compared to 2014 which is partially offset by higher devaluation of the BYN against USD in 2015 compared to 2014. Foreign exchange losses in 2015 and 2014 were mainly attributable to our net foreign exchange position in our foreign operations.

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

i. Share of profit of equity accounted investees

The Company accounted its joint venture A-Tel by applying equity method accounting until August, 27 2014. Our share of profit of equity accounted investees was TRY 4.5 million as of December 31, 2014.

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

k. Profit/ (loss) from discontinued operations

Profit from discontinued operations increased 81.1% to TRY 367.3 million in 2015 from TRY 202.8 million in 2014, mainly due to a higher net income contribution from Fintur. In 2014, due to non-cash charges in the

Fintur financials, stemming from the write-down of operational assets and impairment charges relating to goodwill and fixed assets, our financials were impacted negatively by TRY 116 million on the basis of our 41.45% share in Fintur.

l. Non-controlling interests

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

m. Profit for the year attributable to equity holders of the Company

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

VIII. Effects of Inflation

The annual inflation in Turkey were 8.5%, 8.8% and 8.2% for the years ended December 31, 2016, 2015 and 2014, respectively, based on the Turkish consumer price index. Depreciation of the Turkish lira, tax adjustments and the partial rise in unprocessed food prices have been effective in this development. The current inflation target set by the CBRT in its January 31, 2017 Inflation Report is 8%, with a 70% confidence interval between 6.6% and 9.4% for 2017. The most recent CBRT expectations survey, dated February 13, 2017, indicates that consumer inflation will be around 8.9% by the end of 2017, which is above the CBRT’s target. Administrative price hikes introduced at the beginning of year and minimum wage increase both attributed to the negative expectations on inflation in 2016. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Inflationary pressures in Belarus improved through 2016, with tighter fiscal and monetary policies during much of 2015–16 have helped support macroeconomic stabilization. The exchange rate has now stabilized. Since the shift to a more flexible exchange rate regime in early 2015, reserves have stabilized and, in recent months, begun to rise. Headline inflation has slowed towards the end of 2016 dropping to 10.6% from 12% in 2015. Macroeconomic stability is still fragile due to the country’s reliance on Russian economy. Key domestic risks to the outlook include the pace of implementation of the policy reform agenda. On the external side, key risks include disruptions in energy price arrangements with Russia. Corporate and bank balance sheets and household confidence remain sensitive to any significant exchange rate movements, owing to high dollarization, currency mismatches, limited access to foreign exchange liquidity, and significant annual gross external financing requirements.

The fixed exchange rate regime (revised to floating exchange regime in early 2015) and the recession caused a persistent deflation in Ukraine. Ukraine experienced deflation until May 2012 when the political and economic tensions with Russia began to escalate and the rise in inflation continued even after the annexation of Crimea in April 2014. After the freeze of political tensions in eastern region and consumer confidence and economic growth improving, annual inflation decreased to 12.4% in December 2016 from 43.3% at the end of 2015. Annual inflation came in close to National Bank’s target of 12%. A moderate growth of raw food prices made a significant contribution to the slowdown in inflation. Also core inflation moderated to 5.8% in 2016 from 34.7% in 2015. The National Bank of Ukraine lowered its policy rate from 22% to 14% through 2016 on back of disinflationary progress.

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

The foreign exchange risks in Turkey as the result of purchases and borrowings in U.S. Dollars and Euros have been manageable, as there is a developed market enabling the hedging of such risk; however, in Belarus and Ukraine, there are no tools to hedge foreign exchange rate risks effectively due to restricted, thin and underdeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions.

In Ukraine, the only hedging tool seemed to be non-deliverable forwards (“NDF”) which are a cash settled product in U.S. Dollars, a short term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, with the National Bank of Ukraine forbidding any NDF settlement, the already liquidity-thin market has become virtually non-existent. As of December 31, 2016,with improving outlook for the economy on back of real growth returning to positive territory, IMF financial aid package tranches, fiscal and macro reforms being implemented, downtrend in inflation and build up in FX reserves Ukrainian Hryvnia depreciated against the U.S. Dollar by 13.3% in 2016 compared to 52.2% in 2015.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio is based on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost. Through June 2016 and August 2016, a significant portion of our floating FX debt portfolio was hedged and converted to fixed TRY liability through cross currency swaps.

a. New Accounting Standards Issued

See Note 3 (Significant accounting policies, new standards and interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	TRY million
Net cash generated by operating activities	607.1	1,901.3	1,990.8
Net cash used in investing activities	(2,976.7)	(3,563.0)	(1,350.1)
Net cash generated by/(used in) financing activities	4,839.0	(4,887.4)	65.1
Net cash increase/ (decrease) in cash and cash equivalents	2,469.5	(6,549.1)	705.8
Effects of foreign exchange rate fluctuations on cash and cash equivalents	664.1	436.0	197.7

Net cash provided by our operating activities was TRY 607.1 million in 2016 and TRY 1,901.3 million in 2015.

The decrease in profit amounting to TRY 360 million compared to 2015 has a negative impact on net cash generated by operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities, income tax expense and dividends received. The corresponding subtotal, after adjustments, increased to TRY 4,409 million in 2016 from TRY 4,127.0 million in 2015. Furthermore, the increase in interest paid to TRY 434.5 million in 2016 from TRY 153.5 million in 2015, the increase in changes in receivables from financial operations, the decrease in trade and other payables, partially netted off with the decrease in changes in trade receivables and income tax paid to TRY 135.9 million in 2016 from TRY 751.1 million in 2015 resulted in a 68.1% decrease in net cash provided by our operating activities.

Net cash used by investing activities decreased to TRY 2,976.7 million in 2016 from TRY 3,563.0 million in 2015. The change in net cash used by investing activities is mainly due to the decrease in capital expenditures. For the year ended December 31, 2016, we spent approximately TRY 2,572.4 million on acquisition of property, plant and equipment compared to TRY 2,135.4 million in 2015 while we spent approximately TRY 855.1 million on acquisition of intangible asset compared to TRY 2,461.6 million in 2015.

Net cash provided by our financing activities for the year 2016 amounting to TRY 4,839.0 million, whereas net cash used was TRY 4,887.4 million for 2015. The change is mainly attributable to the proceeds from new loan agreements and issuance of bonds which partially netted off with dividends paid and repayment of borrowings. In 2016, dividend paid amount was TRY 51.4 million, compared to dividend paid in 2015 amounting to TRY 4,025.5 million, with respect to the years ended December 31, 2010, 2011, 2012, 2013, 2014 and 2015. In addition, we repaid TRY 4,932.8 million of our loans and borrowings in 2016, compared to TRY 6,551.0 million in 2015. The cash generation from the issuance of bonds decreased to TRY 167.5 million in 2016 from TRY 1,440.0 in 2015. The cash generation from issuance of loans and borrowings increased to TRY 9,381.3 million in 2016 compared to TRY 4,866.4 million in 2015.

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

On September 16, 2015, we signed a club loan facility with a group of international banks with a U.S. Dollar tranche in the maximum amount of $500 million and a Euro tranche in the maximum amount of €445 million. The facility has a maturity of five years, with principal amortization during the last three years of the loan. Interest is payable semi-annually. The facility is unsecured with an interest rate of three-month LIBOR/EURIBOR +2.0% per annum. As of December 31, 2016 the company has utilized the full amount of the facility.

On October 23, 2015 we signed a loan agreement package with China Development Bank (“CDB”) for an amount of up to EUR500 million available for two years, to refinance certain of the Group’s existing loans, and for an amount of up to EUR750 million available for three years, to finance certain of our procurement requirements from Chinese suppliers in relation to certain of our infrastructure investments. The total loan package has a final maturity of 10 years, with principal amortization during the last seven years of the loan and will be paid back in equal installments. The annual interest rate of the loan is EURIBOR +2.20%. As of December 31, 2016 an amount of €500 million has been utilized.

Turkcell Finansman has a significant portion in Turkcell group debt balance in line with the growing funding need of the company. Turkcell Finansman mainly relies on loans from local and international banks as a core funding so far. As of December 31, 2016, TFS loan portfolio was TRY 1,524 million, and only small portion of this portfolio is in foreign currency (TRY 92.7 millions)

Turkcell Finansman also had applied to the Capital Markets Board and, on November 30, 2016, obtained its approval of an issuance of domestic debt securities to qualified investors and without a public offering, within a period of one year for up to TRY 1,500 million. On December 16, we issued 174-day commercial paper to qualified investors without a public offering has been completed. The issue size is nominal TRY 250 million with the maturity date of June 8, 2017 and an annual simple interest rate of 10.7%.

In order to diversify its debt portfolio, Turkcell Finansman will also resort other funding alternatives, as such it is applied to Capital Markets Board of Turkey (“CMB”) for the issuance certificate of asset-backed securities with an amount of up to TRY 100 million within one year on January 2017.

Our loans from financial institutions consist of local and international bank borrowings and finance lease obligations with either fixed or floating interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. All of our loans are denominated in U.S. Dollar, BYN, EUR, HRV or TRY. The floating interest rates vary from Libor + 2.0% and Libor + 2.6% for the loans denominated in U.S. Dollars. The fixed interest rates vary from 5.8% to 28.0% for the loans denominated in U.S. Dollars, from 10.4% to 12.6% for the loans denominated in TRY, from 12.0% to 16.0% for the loans denominated in BYN, from 13.5% to 18.6% for the loans denominated in HRV and the floating interest rates vary from Euribor + 1.2% and Euribor 2.2% for the loans denominated in EUR. The fixed interest rate for Euro loans are 3.4%. The loans are payable over the period from 2017 to 2025.

The ratio of our loans and borrowings to equity is 61% as of December 31, 2016, compared to 29% as of December 31, 2015. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 28 to our Consolidated Financial Statements.

The auction for the 4.5G license was held on August 26, 2015 and the capital expenditure required in connection with our 4.5G build-out is expected to be material. The tender price of the 4.5G license amounting to EUR 1,623.5 million (equivalent to TRY 5,158.7 million as at December 31, 2015) (excluding VAT of 18%) is being paid in four equal installments amounting to EUR 1,655.3 million (equivalent to TRY 5,259.9 million as at 31 December 2015) including interest and excluding VAT of 18%. On October 26, 2015, we made the payment amounting to TRY 1,321.9 million for the original amount of EUR 413.8 million (including interest) as first installment and total VAT amounting to TRY 933.4 million for the original amount of EUR 292.2 million in cash. The second installment of €413.8 million was paid on April 25, 2016. The third installment of €413.8 million was paid on October 25, 2016. The last installment will be paid on April 27, 2017. We may choose to pay the last installment in Euro or in Turkish Lira converted at the buying exchange rate announced by Central Bank of the Republic of Turkey on January 2, 2017.

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

Our cash outflows through 2017 include possible dividend payments, depending on the result of our general assembly meetings, quarterly corporate tax payments, 4.5G license fee payments, capital expenditures and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2017 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell’s 3G+ network.

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

c. Capital Transactions

In 2016, we have entered into buyback transactions on our own shares; please refer to “Item 10.B. Share Buy-Backs”, as well as Item 16.E which provides a table regarding the share buybacks for the year 2016.

d. General Economic Conditions

Turkey’s growth was 4.5% both in the first and second quarter of 2016 and economy contracted by 1.8% in the third quarter of 2016. Economy is expected to grow by 3.0% in 2017; mainly driven by the domestic demand.

e. Dividend Payments

On March 23, 2016, the Board of Directors proposed a dividend distribution for the year ended December 31, 2015 amounting to TRY 1,200.0 million (equivalent to $341.0 million as of December 31, 2016), which represented approximately 58% of net distributable income for the relevant year. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on March 29, 2016. For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

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

Internally developed software arising from our R&D works amounted to approximately TRY 126.9 million and TRY 123.1 million in 2016 and 2015, respectively. Internally-developed software does not include any costs relating to the research phase.

5.D Trend Information

a. Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkey was 53%, 49% and 44% in 2016, 2015 and 2014 respectively, due to our value focus.

As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, higher user numbers and a rise in data consumption. For these reasons and with our increased emphasis on OTT services, we also expect that the percentage of our revenues from services will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues.

b. Regulations affecting our prices

The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. The ICTA’s intervention in our retail voice and SMS prices, has negatively affected our ability to design and launch campaigns and offers and, consequently, had a negative impact on our business. The ICTA has also intervened to decrease interconnection rates.

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

ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on each and every single voice tariff and campaign, whereas we were obliged to maintain our minimum on-net SMS rate on network base. The table below shows the on-net prices and MTR rates until August 16, 2016:

TRY	Before July 1, 2013	July 1, 2013 – August 16, 2016	Change %
Minimum on-net voice price	0.0313	0.0428	37%
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	(20%)
SMS MTR	0.0170	0.0043	(75%)

The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Pursuant to a board decision dated September 28, 2015, price caps for voice were set at 0.4625 TRY/min for voice and TRY 0.332 for SMS. Such caps were in force at the beginning of 2016, until a decision rendered in March 10, 2016 by ICTA annulled the maximum tariffs set by ICTA in 2015.

The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

Further cuts in interconnection rates may make us redesign our tariffs and may impact our operational results, Currently “Mobile Call Termination Market” and “Mobile Access and Call Origination Market” are being analyzed by ICTA. Upon the renewal of market analyses in 2017, SMP operators will be determined.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our interconnection pricing will continue to exert pressure on our financial results.

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

We expect that our total operational capital expenditures as a percentage of revenues in 2017 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell’s 3G network.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. See “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections

d. Currency devaluation and impairments

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to TRY 610.0 million in 2016 and TRY 377.0 million in 2015.

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2016.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2016	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
	TRY million
Bank Letters of Guarantee	961.0	961.0	661.6	168.4	34.5	2.5	94.0

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2016, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to TRY 961.0 million. We also provided guarantees to private companies amounting to TRY 189.1 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2016.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Loans and borrowings (*)	11,290.7	3,012.6	3,107.6	1,909.5	3,261.0
Finance lease obligations	54.3	7.9	13.3	13.2	19.9
Payable in relation to the acquisition of Belarusian Telecom	351.9	—	—	351.9	—
Operating leases	610.0	163.3	212.2	133.2	101.3
Total Contractual Cash Obligations	12,306.9	3,183.8	3,333.1	2,407.8	3,382.2

*	Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Purchase obligations	915.9	836.1	75.4	4.4	—

As at December 31, 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY 915.9 million.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years. However, as the General Assembly could not convene due to a lack of quorum for meetings, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected by the General Assembly or until the CMB announces a new resolution. The CMB stepped in based on its statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Jean Christian Antoine Belfrage, as board members who satisfy the independence criteria. The latter two members were chosen from the independent nominees list submitted by Telia Company (formerly known as “TeliaSonera”). They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

As of March 10, 2017, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors by Capital Markets Board resolution
Ahmet Akca (Chairman)	March 11, 2013
Atilla Koc	March 11, 2013
Bekir Pakdemirli	August 15, 2013
Erik Jean Christian Antoine Belfrage	September 13, 2013
Jan Erik Rudberg	September 13, 2013
Mehmet Bostan	August 15, 2013
Mehmet Hilmi Guler	March 11, 2013

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of March 10, 2017. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President, and their functional groups have been re-positioned so as to report directly to the CEO as of March 1, 2017, to ensure a lean and more efficient management structure.

Name	Office
Muhterem Kaan Terzioglu	Chief Executive Officer
İzzet Serhat Demir	Executive Vice President—Legal and Regulation
Bulent Aksu	Executive Vice President—Finance
Murat Erkan	Executive Vice President—Sales
Seyfettin Saglam	Executive Vice President—Business Support
Ilter Terzioglu	Executive Vice President—Strategy
Ismail Butun	Executive Vice President—Marketing
Dogus Kuran	Executive Vice President—Customer & Experience Management
Serkan Ozturk	Executive Vice President—Information and Communication Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk	Executive Vice President—Supply Chain Management
Aysem Ertopuz Deobler	Executive Vice President—Digital Services & Solutions

III. Biographies

a. Current Board Members

Ahmet Akca1, born in 1956, was appointed to the Board of Directors by Capital Markets Board decision. He also acts as the president of Turkcell’s Audit Committee. From 1981 to 1988, Mr. Akca served as a Foreign Trade Manager in the glass and food industry. In 1988, he became CEO of an International Trading Company, a position he held until 1992. He later started his own business, which he still runs. Mr. Akca is the founder and Chairman of the Board of Directors of the logistics company Akca Lojistik Hizmetleri ve Ticaret A.S. He was a member of the Committee of Trustees in January 2010, at the time of the Bezmialem Vakif University establishment, and has been serving as the Chairman of the Committee of Trustees since November 2011. After studying mathematics at Middle East Technical University and sociology at Istanbul University for a certain period, Mr. Akca graduated from the Bursa Economics and Commercial Sciences Academy’s Department of Economics.

Atilla Koc1, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. Having worked as an Undersecretary at the Ministry of Interior and as the Chief of Police in Konya, he served as the District Governor

[1]	Appointed by the Capital Markets Board as “independent board member” pursuant to Article 17, second paragraph, of Capital Markets Law No. 6362. The CMB decision was dated March 11, 2013.

of the Ulubey, Nusaybin and Bayindir districts, and as the Governor of Siirt and Giresun provinces. He has also been the Prime Minister’s Undersecretary, the General Secretary of Ankara Metropolitan Municipality, and the Central Governor. Then, Mr. Koc served as AKP Aydin deputy in 22nd and 23rd period of Grand National Assembly of Turkey and as the Minister of Culture and Tourism in the 59th Government. Mr. Koc graduated from Ankara University’s Faculty of Political Science.

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

Mehmet Bostan2, born in 1971, was appointed to the Board of Directors by Capital Markets Board decision. Mr. Bostan formerly worked as Senior Relationship Manager at BNP Ak Dresdner Bank A.S., Manager at TSKB, Chief Turkey Representative of Dresdner Bank AG and Deputy General Manager at Gunes Sigorta. He has served as the General Manager and Board Member of Vakif Emeklilik since 2010. During his position as the President of the Turkish Prime Ministry Privatization Administration, he has been appointed as the Chairman of the Board and General Manager of Sovereign Wealth Fund of Turkey on November 2, 2016. He is also a Board Member of the Turkish Tennis Federation. Mr. Bostan graduated from International Relations, from the Faculty of Economics, at Istanbul University. He holds a MBA from Bilgi University.

Bekir Pakdemirli2, born in 1973, was appointed to the Board of Directors by Capital Markets Board decision. Mr. Pakdemirli has been an entrepreneur in food, computer and automotive industries, besides taking roles in the establishment and management of various companies. During his career, he also served as the General Manager of a ceramics company, which is among the 500 industrial companies in Turkey and a publicly-traded food company. He has served in executive management positions at McCain Foods, a multinational company, and still offers consultancy services to McCain Company. Serving as a member of the Board of Directors of Albaraka Turk Participation Bank, Mr. Pakdemirli also continues his roles as a member of the Board of Directors of Tarkem–Tarihi Kemeralti A.S., Turkish Foundation for Mental Healthcare, as well as being a member of the Board of Trustees of Anatolian Autism Foundation and a member of Capital Markets Investors Association with his attention to social responsibility. Mr. Pakdemirli presents a weekly economic program on Ege TV. Mr. Pakdemirli is a captain, pilot and an amateur radio operator. After graduating from Bilkent University, Faculty of Business Administration, he completed his Master’s degree in Management at Baskent University and his PhD degree in Economics at Celal Bayar University.

Jan Erik Rudberg3, born in 1945, was appointed to the Board of Directors by Capital Markets Board decision. He is currently Chairman of the Board of Directors of Kcell JSC (Independent Director) and the Chairman of the Board of Directors of Hogia AB. Since 2010, Mr. Rudberg has also been a member of the Board of Directors of PJSC Megafon (Independent Director). Between 1994 and 2003, he held various executive positions at Telia AB after having served as the Chief Executive Officer of Tele2 AB, Executive Vice President of Nordbanken AB, Chief Executive Officer of Enator AB, as well the Chief Executive Officer of Ericsson Information Systems Sweden AB, and having held several managerial positions at IBM. Mr. Rudberg holds a degree in Economics and Business Administration from the Gothenburg School of Economics.

Erik Jean Christian Antoine Belfrage3, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. In the 70’s and 80’s, Mr. Belfrage worked as a Swedish diplomat in Geneva, Washington, Bucharest, Beirut, and in Paris. He has served as Senior Vice President at SEB between 1987 and 2011, and as an advisor to Dr. Peter Wallenberg between 1987 and 2015. In 2011, Mr. Belfrage set up a consultancy firm, Consilio International AB, of which he is also the Chairman. The firm advises large Nordic

[1]	Appointed by the Capital Markets Board as “independent board member” pursuant to Article 17, second paragraph, of Capital Markets Law No. 6362. The CMB decision was dated March 11, 2013.
[2]	The board members who satisfy independency criteria were appointed by the Capital Markets Board pursuant to sub-paragraph (k) of the first paragraph of Article 128 of Capital Markets Law No. 6362. The CMB decision was dated August 15, 2013.
[3]	The board members who satisfy independency criteria were appointed by the Capital Markets Board pursuant to sub-paragraph (k) of the first paragraph of Article 128 of Capital Markets Law No. 6362. The CMB decision was dated September 13, 2013.

corporates. Currently, Mr. Belfrage is chairman of several boards. He holds an MBA from the Stockholm School of Economics.

b. Board members who were removed by the CMB and whose duty period expired

The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three independent members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca. Furthermore, due to the fact that remaining Board members’ term of duty have expired as of April 2013, namely Colin J Williams, Karin B Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams, the CMB, with its resolution dated August 15, 2013, announced the appointment of two new members, Mehmet Bostan and Bekir Pakdemirli, in order to reach the quorum stipulated under the articles of association of the Company. Further, with its resolution dated September 13, 2013, in addition to its previous appointment of 5 members, it announced the appointment of two new members, Jan Erik Rudberg and Erik Jean Christian Antoine Belfrage. Please refer to our 2012 Form 20-F for the biographies of the previous members of the Board.

c. Executive Officers

Muhterem Kaan Terzioglu, born in 1968, was appointed as Turkcell’s Chief Executive Officer on April 1, 2015. He began his professional life in 1990 as an Independent Auditor and CPA at Arthur Andersen Turkey. In 1992, Mr. Terzioglu joined Arthur Andersen USA as the IT Strategies and Security Specialist, and in 1994, began working at Arthur Andersen Belgium as the Leader of Information Management and Digital Strategy Services. In 1998, he was appointed Vice President of Consultancy Services Turkey Operations. Between 1999 and 2012, he served as the Team Leader of E-Commerce Strategies for the EMEA region, Sales Director of Advanced Technologies for the EMEA region, Managing Director of Technology Marketing Organization for the EMEA region, and the Vice President of Central and Eastern Europe at Cisco Systems Brussels branch, respectively. Between April 3, 2012 and April 1, 2015, Mr. Terzioglu was a Member of the Board of Directors at Akbank, Aksigorta A.S., Teknosa Ic ve Dis Ticaret A.S. and Carrefoursa A.S. Kaan Terzioglu graduated from the Department of Business Administration at Bogazici University.

Bulent Aksu, born in 1974, was appointed as the Chief Financial Officer, effective in July 2016. He has 20 years of managerial experience in the field of finance, accounting, tax and management in various sectors including energy, petrochemicals, textiles and auditing. Bulent Aksu started his professional career as an inspector on the InspectionBoard at Kuveyt Turk A.S. in 1997. He held the role of Finance Manager and CFO at Calik Holding, respectively in 2003. He held the role of CFO and Board Member at Akfel Group between 2008 and 2012. He worked at Petkim Petrokimya Holding A.S, a subsidiary of Azerbaijan’s national oil and gas company SOCAR between 2012 and 2013, and most recently was the CFO at Star Rafineri A.S, a subsidiary of SOCAR. In 2016, Mr. Aksu was named among the 50 Most Efficient CFOs by Fortune Turkey Magazine. Mr. Aksu graduated from the department of Business Administration (English) of Istanbul University in 1996.

İzzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of the Legal and Regulation Function in May 2015. Mr. Demir started his professional career in 1997 at Dun&Bradstreet. He worked as a lawyer and held executive and directorial positions responsible for legal affairs at Yildiz Holding and Calik Holding A.S. He was a member of the board of directors of Calik Holding AS and Albtelecom ShA and currently is a member of the board of directors of Banka Kombetare Tregtare ShA and Aktif Yatirim Bankasi A.S. Serhat Demir graduated from the Faculty of Law at Istanbul University and has a Masters of Business Administration degree.

Murat Erkan, born in 1969, joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline and as of December 1, 2015, he was appointed Executive Vice President of Sales. Prior to this position, he had served as the Senior Vice President of Retail and Active Sales and Senior Vice President of the Home and Consumer Business, respectively. Mr. Erkan, who started his professional life at Toshiba, became an Application Engineer at Biltam Muhendislik and then became the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of technology, sales, business development and channel management for ten years. Prior to his position at Turkcell Superonline, Mr. Erkan had been the Business Unit Manager at Aneltech working on solutions related to Telecommunication, Mobile, ICT, defense industry and industrial products sectors since 2006. He graduated from the Yildiz Technical University Electronics and telecommunication Engineering Department in 1992. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Seyfettin Saglam, born in 1971, joined Turkcell as Chief Group Human Resources Officer in July 2014. He was appointed Executive Vice President of Business Support Officer in April 2015. He began his career in MSC Consulting lnc. in 1998. He worked as a HR professional at Tekstilbank and as the Human Resources Group Manager at Yildiz Holding, responsible for the Packaging, IT, Finance and Retail Groups. He also served as the Assistant General Manager of T.C. Ziraat Bankasi. Subsequently, he was appointed Vice Chairman and Member of the Executive Committee at Rixos Hotels and Sembol Construction Inc. Mr. Saglam has also served as an Executive Vice President of Borsa Istanbul. He graduated from the Department of Sociology at Middle East Technical University. He received a Master’s degree from the Marmara University Business Administration Department in International Quality Management. He also completed the HR Management & Leadership Programs at INSEAD.

Ilter Terzioglu, born in 1966, joined Turkcell in 2003 as Business Strategies, Regulation and Risk Consolidation Division Head. In October 2015, he was appointed as the Executive Vice President of Strategy. Previously, he had served as Senior Vice President of International Business under the Strategy Function. He has also undertaken the roles of acting Chief of International Business, Chief Strategic Projects Officer and Chief Network Operations Officer at Turkcell. Prior to joining Turkcell, he had worked as Assistant General Manager at Turkcell Group companies, including Show TV and Superonline. He had worked for Ericsson Turkey as the Assistant General Manager responsible for Turkcell between 1994 and 2002. He graduated from the Department of Econometrics at Istanbul University.

Ismail Butun, born in 1973, joined Turkcell as Senior Vice President of Retail Sales on January 2016 and was appointed as Executive Vice President on July, 2016. Mr. Butun started his career at the Cuhadaroglu Holding Moscow Office in 1996. Between 1997 and 2000, he worked at the Enka Group Foreign Trade department in Moscow as Sales and Business Development Manager. Starting from 2000, he worked at Nestle as CPW Turkey Country Manager, Regional Marketing Director for Central Asia based in Uzbekistan, and later as Head of National Key Accounts for Nestle Turkey. After 2011, he served at Nestle’s Global Headquarters in Switzerland, first as Business Excellence Manager at the Global Customer and Sales Management Unit and then as Marketing Manager at the Beverages Strategic Business Unit. Most recently, Mr. Butun was the General Manager of Nestle Turkey Beverages Group, also serving as a Board Member. İsmail Butun, joined Turkcell as Senior Vice President of Retail Sales on January 15, 2016. He graduated from the Bogazici University Business Administration department in 1996.

Dogus Kuran, born in 1973 joined Turkcell as Senior Vice President of Customer and Experience Management Function as of October 1, 2015. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President as of March 1, 2017. He had begun his career at AlcatelTeletas. After holding executive positions in sales, business development and internet solutions consultancy within Cisco Systems and Microsoft Turkey organizations, he served as Chief Sales and Operations Officer at Ericsson Turkey. Prior to his position in Turkcell, he worked as a partner at the Accenture Turkey Office responsible for the telecommunication, media and technology sectors. Mr. Kuran graduated from the Istanbul Technical University, Electrical and Electronics Engineering department in 1995. He received his Master’s degree in Management Engineering from Portland State University in 1997.

Serkan Ozturk, born in 1976, was appointed as the Senior Vice President of Information and Communication Technologies under the Technology Function in September of 2015. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President as of March 1, 2017. He joined Turkcell as Project Manager in 2000. Previously, he worked as project supervisor and manager at Turkcell Project Management office between 2000 and 2009. He served as Chief Information Technologies Officer in lifecell between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. Prior to his recent appointment, he has been serving as director of Customer Relations Management and Business Intelligence Solutions (CRM & BIS). Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Aziz Gediz Sezgin, born in 1966, joined Turkcell as Network Engineer in 1995 and was appointed as the Senior Vice President of Network Technologies in October 2015. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President as of March 1, 2017. Previously, he was Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, and Director of Service Network under the ICT Function, and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University in Electronics and Communication Engineering and received his Master’s degree from the same university.

Ali Turk, born in 1977, was appointed as Senior Vice President of Supply Chain Management in May 2016. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President as of March 1, 2017. Mr. Turk started his career at Basak Hayat Sigorta in 1999. Between 2002 and 2007, he held various management positions responsible for logistics planning, warehouse and supply chain management processes at Ulker Group Companies. Between 2007 and 2011, he worked at Ceva Lojistik as Warehouse and Value Added Operations group manager. Joining Turkish Airlines in 2011 as Cargo Operations Vice President, Mr. Turk has served as Turkish Airlines Cargo Operations President since 2012. Ali Turk graduated from the Industrial Engineering Department of Istanbul Technical University in 1999 and completed Istanbul Technical University Executive MBA program in 2001.

Aysem Ertopuz Deobler, born in 1970, joined Turkcell in January 2016 as Strategic Planning Director and was appointed as Senior Vice President of Digital Services and Solutions in November 2016. The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President as of March 1, 2017. She started her career at Arcelik A.S., where she had served as Quality System Engineer between 1993 and 1997. She started to work in Arthur Andersen in 1997 as Strategic Consultancy Services Manager. Joining Cisco’s EMEA Region Organization in 2001 in Belgium, Aysem Ertopuz assumed managerial positions in several functions including Strategic Planning, Business Intelligence, Operations and Global Customer Management. She served as manager of the Business Intelligence Group within Cisco’s New York-based Global Sales Strategy and Planning organization between 2006 and 2015, focusing on the fields of Service Providers sector, market and competition dynamics, business strategy and performance, and utilization of digital services in new business models. Aysem Ertopuz graduated from the Middle East Technical University Industrial Engineering Department and received her MBA degree from the New York University, Stern School of Business.

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

For the year ended December 31, 2016, we provided, paid and accrued an aggregate of approximately TRY 60.5 million to our key management personnel including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 60.5 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced January 2016, but no accruals had been made at year-end. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $400 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability insurance is provided by Mapfre Genel Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by London-based markets. The policy will expire on September 2, 2017, and we will consider renewing its insurance limit based on the terms and conditions offered.

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

Committees of the Board of Directors

a. The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc. Mr. Akca is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc are relying on Rule 10A-3(b)(1)(iv)(B).

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

The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan, Mr. Bekir Pakdemirli and Mr. Zeynel Korhan Bilek, Investor Relations and Merger and Acquisitions Director, and Mr.Emre Alpman, Capital Markets and Compliance Principal. Mr. Guler is the Chairman of the Corporate Governance Committee. Mr. Zeynel Korhan Bilek and Emre Alpman were appointed members of the Corporate Governance Committee by a CMB communiqué requirement and they were appointed on November 2, 2016 and January 23, 2017 respectively.

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

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 18,999 employees as of December 31, 2016. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2016, 2015 and 2014.

Turkcell	2016	2015	2014
Board of Directors Office	15	14	—
Group Internal Audit	46	41	19
CEO Office	13	13	9
Legal & Regulation	115	92	92
Business Support	348	336	—
Finance	239	233	298
Strategy	31	28	—
Marketing	180	270	—
Sales	1,061	1,091	—
Technology Group	1,619	1,550	—
Customer Experience Management	124	—	—
Products & Services	79	—	65
International Business	—	—	11
Consumer Sales	—	—	331
Consumer Marketing	—	—	252
Corporate Business	—	—	798
Information & Communication Technologies	—	—	596
Network Technologies	—	—	643
Group Human Resources	—	—	194
Group Strategy & Strategic Planning	—	—	5
Investor Relations	—	—	6
Corporate Communication	—	38	—
Turkcell Academy	—	50	—
Customer Services	—	95	—
Subtotal	3,870	3,851	3,319
Subsidiaries
Turkcell Global Bilgi	11,221	9,179	7,880
lifecell LLC	1,196	1,037	1,108
Belarusian Telecom	366	355	419
Global Bilgi LLC	910	836	798
Turkcell Superonline[1]	33	26	670
Turkcell Teknoloji	775	712	766
Kibris Telekom	208	208	168
Others[2]	416	445	502
Subtotal	15,129	12,798	12,311

Total	18,999	16,649	15,630

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

[1]	As of August 2015, main functions of Turkcell Superonline such as Sales, Marketing, Network and Technology are centralized under Turkcell related functions.
[2]	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Ukrtower, Azerinteltek and Turkcell Satis ve Dagitim A.S., Turkcell Odeme Hizmetleri and Lifetech.

We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months. Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. The long-term incentive plan is subject to company performance measures and linked to our share price performance.

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

6.E Share Ownership

Based on reporting made to us in March 2017, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 88,900 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 51.05% of our company’s capital. This information is current as of March 10, 2017, based on the information provided by Central Registry Agency and company sharebook. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned	Percent of Class
Turkcell Holding A.S.(1)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey
Shares Publicly Held(2)	1,077,004,490.333	48.95%

Total	2,200,000,000	100%

(1)	52.91% of Turkcell Holding A.S. shares are owned by Cukurova Telecom Holdings Limited. 51% of Cukurova Telecom Holdings Limited’s shares are owned by Cukurova Finance International Limited and 49% are owned by Alfa Telecom Turkey Limited. For more information, see “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares”.

(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. On December 6 and 7, 2016, Sonera Holding BV applied to Central Registry Agency to convert its Turkcell stake into tradable shares with a nominal value of TRY 287,632,179.557, which is 13.07% of Turkcell. These shares are now publicly held. Based on public filings of Telia Company, we understand that approximately 0.94% of the shares they own in our Company is also a part of float, which is in addition to 13.07% of Turkcell shares (for a total of 14.02%). According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on November 8, 2016, it held 5.04% of our publicly held shares. As of March 10, 2017, we do not have further information about the shareholding status of Silchester International Investors LLP.

As of March 10, 2017, Turkcell had 58,925,902 ADRs outstanding held by 52 registered ADR holders. To the best of our knowledge, as of December 31, 2016, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509.429 have been pledged by our shareholders as security in favor of such banks.

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

On December 6 and 7, 2016, Sonera Holding B.V. registered 287,632,179.557 shares through the Central Registry Agency. These shares are now classified as publicly held shares of the Company  and Sonera Holding B.V.is therefore no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 22, 2014. For a discussion of our Related Party Transactions for fiscal year 2016, see Note 38 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2016, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2016, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S (formerly known as Basaran Nas Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S.) (PricewaterhouseCoopers) as the independent audit firm to audit our accounts and operations for the year 2017. The decision will be submitted to the approval of our shareholders at the next Annual General Assembly Meeting of our Company.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 37 (Commitments and Contingencies) to our Consolidated Financial Statements in this Form 20-F. This includes disputes with the Turkish Treasury, the Ministry of Transport, Maritime Affairs and Communications and ICTA on Treasury Share amounts payable by us and with the Turkish tax authorities regarding Special Communication Tax, an ICTA investigation of subscriber numbers as they relate to calculation of radio usage fees, a Competition Board investigation alleging abuse of market position and various other matters.

II. Dividend Policy

The 2016 General Assembly Meeting was held on March 29, 2016 and during the meeting a dividend distribution for the year ended December 31, 2015 was proposed, amounting to TRY 1,200,000,000 (equivalent to $319.8 million as of March 10, 2017), which represented approximately 58% of distributable net income for the relevant year. This distribution was not approved at the General Assembly Meeting held in 2016.There is no Board of Directors’ resolutions for the dividend distribution for 2016 as of the filing date of this document.

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

The new Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation. However, the new law entitles the Board to regulate dividends. The CMB also published a Communiqué on Dividends (II-19.1) on January 23, 2014 which entered into force on February 1, 2014. Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communiqué also sets out the principles and procedures for the distribution of dividends. This new Communiqué revoked the Communiqué on the Principles Regarding the Distribution of Dividends and Interim Dividends to be Followed by Publicly Held Joint Stock Companies subject to the Capital Markets Law Serial: IV No: 27, dated November 13, 2001.

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

	New York Stock Exchange ($ per ADS)		Borsa Istanbul (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2016	10.80	6.37	12.45	8.89
2015	14.35	8.38	13.55	9.90
2014	14.42	10.48	12.81	9.36
2013	15.43	11.25	11.07	8.86
2012	14.02	9.41	10.07	7.03
Quarterly information for the past two years - 2016
First Quarter	10.78	7.86	12.45	9.42
Second Quarter	10.80	8.60	12.12	10.03
Third Quarter	9.77	7.99	11.31	9.71
Fourth Quarter	8.22	6.37	10.15	8.89
Quarterly information for the past two years - 2015
First Quarter	14.35	10.21	13.55	10.81
Second Quarter	12.02	10.53	12.65	11.15
Third Quarter	11.90	8.68	12.70	10.55
Fourth Quarter	10.66	8.38	12.20	9.90
Monthly information for most recent six months
October 2016	8.22	7.91	10.15	9.75
November 2016	7.83	6.60	9.81	9.03
December 2016	6.90	6.37	9.75	8.89
January 2017	7.51	6.67	11.40	9.37
February 2017	8.46	7.36	12.01	10.99
March 2017 (as of March 10, 2017)	8.41	8.08	12.45	12.08

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 10, 2017, the closing price per ordinary share on the Borsa Istanbul was TRY 12.09 and per ADS on the NYSE was $8.18. The Depositary confirmed that we had 60,170,840 ADRs outstanding as of the close of business on December 31, 2016. We had 58,925,902 ADRs outstanding as of the close of business March 10, 2017.

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

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. The Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013, and 2014 has been convened on March 26, 2015 and 2015 has been convened on March 29, 2016. The same item was on the agenda for the Annual General Assembly meeting held in 2016 and shareholders have been informed; however there was no proposal on the remuneration and therefore no voting took place. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision which is published in its weekly bulletin on January 27, 2016 according which it is concluded that providing by non-public affiliates to public parent companies of any guarantees, pledges including mortgages is not conflicting with Article 12.

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

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2016 and 2020, however the amendment of Articles of Association reflecting the capital ceiling was not approved in the General Assembly Meeting held on March 29, 2016. The agenda of the General Assembly Meeting to be held on March 30, 2017 also includes the relevant item in order to determine the capital ceiling for a five-year term between 2017 and 2021. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

In parallel with the new Capital Markets Law, the new Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On February 24, 2015, within the framework of the CMB regulations, our Board has resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2015 as up to 0.2% of our Company’s revenue included in the annual consolidated financial tables relating previous fiscal year announced to the public pursuant to CMB regulations, this abovementioned upper limit is approved by General Assembly of our Company. On January 28, 2016, our Board of Directors has resolved to determine the upper limit for the total amount of donations to be made by our Company within the year 2016 as up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to Capital Markets Board regulations. This limit is approved at the General Assembly of our Company held on March 29, 2016.

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

A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company. However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investor Compensation Center and sold three months following the transfer on the Investor Compensation Center’s accounts. However, the Turkish Constitutional Court in its decision published in the Official Gazette on November 12, 2015, nullified the provisions of the Capital Markets Law regarding the ownership transfer of such undelivered physical shares to the Investor Compensation Center on the ground that such language contradicted with Art. 13 (Restriction of fundamental rights and freedoms) and Art. 35 (Right to property) of the Constitution. As a result of this decision, the CMB regulated the process of payment to the investors whose share ownership has been transferred to the ICC. This regulation has been published in the Official Gazette dated September 7, 2016 numbered 29824.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies was regulated by the CMB Communiqué Serial VIII, No. 54 on Principles Regarding Public Disclosure of Material Events dated February 2009. The CMB released a new Communiqué on Public Disclosure of Material Events (II-15.1) which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 23, 2014. The CMB has amended the Communiqué No. II-15.1 as of February 10, 2017. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TL 250,000, such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54.

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

g. Free Float Definition Rules

While 48.95% of our shares are listed on the stock exchange, the number of our Company’s free floating shares as of March 10, 2017 was 765,960,424.48 according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 34.81.%. The difference between these rates results from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. On December 6 and 7, 2016, Sonera Holding BV applied to Central Registry Agency to convert its Turkcell stake into tradable shares with a nominal value of TRY 287,632,179.557, which is 13.07% of Turkcell. These shares are now publicly held but excluded from free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

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

On February 18, 2016 a buyback plan of up to TRY 200 million was announced to be submitted for the approval of the shareholders at the Ordinary General Assembly for 2015; however the proposal made during the General Assembly held on March 29, 2016 was rejected.

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board.

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

Notices covering general assemblies (including postponements and rescheduling), which include the agenda of any such general assembly, must be published in the Trade Registry Gazette and Turkish local newspaper published where the headquarter of our Company is located, determined by us, at least two weeks before the date fixed for the meeting in accordance with the TCC and three weeks before the date fixed for the meeting in accordance with CMB regulation. The TCC requires us to send notice of any general assembly by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address. Under the Capital Markets Law, such notice requirement does not apply to holders of registered shares, which are also traded in the stock market.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Note 36” (Guarantees and purchase obligations) to our Consolidated Financial Statements in this Form 20-F.

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

As of December 31, 2016, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown or at any other exchange rate.

As of December 31, 2016, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 30,000 in 2017 and 2016, TRY 29,000 in 2015, TRY 27,000 in 2014.

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

•	For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 24,000 in 2017 and 2016, TRY 23,000 in 2015 and TRY 21,000 in 2014, TRY 21,000 in 2013 and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

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

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,487,397.70 per original in 2013 and TRY 1,545,852.40 per original in 2014, TRY 1,702,138.00 per original in 2015 TRY 1,797,117.30 per original in 2016 and will be capped at a maximum of TRY 1,865,946.80 per original in 2017.

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

c. Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on “net investment income”, including, among other things, dividends on, and gains from the sale or other taxable disposition of, our shares or ADSs, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our shares or ADSs.

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2016. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Azerbaijani Manat and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 34.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. In 2015, net foreign exchange losses were mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus and in lifecell operating in Ukraine and amounted to TRY 1,197.7 million, resulting from transactions related to foreign exchange effects. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 9,781.2 million, which represents the majority of total indebtedness as of December 31, 2016.

To manage and hedge our foreign exchange risk more effectively, we used currency swaps, participating cross currency swap contracts, currency forward contracts and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. As of December 31, 2016 we had currency and participating cross currency swap contracts including EUR-TL participating cross currency swap contracts, EUR put and call options, amounting to a total nominal value of EUR 500 million and also USD-TL participating cross currency swap contracts and put and call options amounting to a total nominal value of USD 250 million. Regarding this participating cross currency swap contract, TL 40.367 million accrual of interest expense and TL 8.220 million accrual of interest income has been reflected in the financial statements as of December 31, 2016.The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10%

in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have decreased our profit before income tax by approximately TRY247.4 million for the year ended December 31, 2016. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY and UAH denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we utilize interest rate derivative structures considering the market levels.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2016							December 31, 2015
	Effective interest rate	Total carrying amount	2017	2018	2019	2020 thereafter	Fair Value	Effective interest rate	Total carrying amount	2016	2017	2018	2019 thereafter	Fair Value
Fixed rate instruments
Finance lease obligation
USD	20.7%	0.1	0.1	—	—	—	0.1	20.5%	0.1	0.1	—	—	—	0.1
EUR	3.4%	48.0	6.5	5.5	5.6	30.4	48.0	3.4%	41.8	5.3	4.1	4.3	28.1	41.8
Secured bank loans
BYN fixed rate loans	11.9%	5.6	2.0	1.7	1.3	0.6	5.6	11.9%	6.2	1.9	1.6	1.3	1.4	6.2
UAH fixed rate loans	—	—	—	—	—	—	—	29.1%	311.7	311.7	—	—	—	311.7
Unsecured bank loans
TL fixed rate loans	12.1%	1,819.9	1,750.0	69.9	—	—	1,819.9	10.2%	507.8	156.6	351.2	—	—	507.8
UAH fixed rate loans	15.0%	407.2	407.2	—	—	—	407.2	24.4%	130.1	130.1	—	—	—	130.1
Variable rate instruments
Unsecured bank loans
USD floating rate loans	3.2%	1,984.5	281.6	602.4	566.9	533.6	1,984.5	3.1%	189.5	5.9	183.6	—	—	189.5
EUR floating rate loans	2.3%	3,593.1	75.0	691.7	807.9	2,018.5	3,593.1	2.4%	1,585.9	33.8	34.5	33.7	1,483.9	1,585.9
Debt securities issued
USD	5.8%	1,683.7	94.5	89.0	83.9	1,416.3	1,682.2	5.8%	1,441.1	81.0	76.3	71.8	1,212.0	1,430.4
TRY	10.7%	239.0	239.0	—	—	—	239.0	—	—	—	—	—	—	—
Total	—	9,781.1	2,855.9	1,460.2	1,465.6	3,999.4	9,779.6		4.214.2	726.4	651.3	111.1	2,725.4	4,203.5

For contractual cash flows and nominal interest of bank loans, see Note 28 and Note 34 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2016, with all other variables held constant, our profit before income tax decreases by TRY55.8 million.

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

On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of American Depositary Receipts, which transferred our ADR program from JPMorgan Chase Bank (“JPMorgan”) to Citibank. On July 1, 2016 the term was extended by another 5 years, until July 6, 2021.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2016, the Depositary, as part of its agreement, reimbursed Turkcell $1,948,666.57 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2016
Investor Relations(1)	$1,948,666.57

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $67,167.31. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2016.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2016 through December 31, 2016
Third-party expenses paid directly	$61,446.85
Fees waived	$5,720.46

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2016. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“PwC”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)	Attestation Report of the Independent Audit Company.

PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2016. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C Principal Accountant Fees and Services

PwC served as our independent registered public accountant for financial year 2016 ended December 31, 2016 and Deloitte served as our independent registered public accountants in Turkey for financial years ended December 31, 2015 and 2014. Our audited financial statements for the three year period ended December 31, 2016 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on March 29, 2016, and January 30, 2017, PwC was appointed as our independent auditors for our 2016 and 2017 fiscal years respectively.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2016, 2015 and 2014.

	2016	2015	2014
	(Million TRY)
Audit Fees(1)	3.7	4.6	4.3
Audit-Related Fees(2)	1.0	0.6	—
Tax Fees	—	0.1	0.1
All Other Fees(3)	—	—	—
Total	4.7	5.3	4.4

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of mainly Global Tower IPO audit procedures in 2016 and comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company’s financial statements for previos periods.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year  2016 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in TRY)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (Cumulative)	(d) TRY Value of Shares that May Be Purchased Under the Plan or Program(1)
24-31 August 2016	1,301,575	9.89	1,301,575	137,125,151
1-30 September 2016	976,597	9.80	2,278,172	127,550,180
4 October 2016	155,000	9.76	2,433,172	126,037,370
4-30 November 2016	1,312,640	9.39	3,745,812	113,717,341
1-30 December 2016	3,069,751	9.55	6,815,563	84,393,833

(1)	This calculation does not include Eurobond buy-back transactions. Between November 31, 2016 and December 28, 2016 our Company purchased Eurobonds (XS1298711729) with a total nominal value of USD 18 million (amounting to approximately TRY 57 million) therefore the “TRY Value of Shares that May Be Purchased Under the Plan or Program” should be reduced by purchased Eurobonds amount. These amounts also do not include the Board’s buyback decision on January 30, 2016.

On July 27, 2016, the Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board. The purpose is to protect Turkcell investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the recent events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY150,000,000, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs.

On January 30, 2016, the Company’s Board of Directors has decided to increase the above mentioned fund amount to TRY300 million in order to be utilized for share buy-backs, including American Depositary Receipts (ADRs) being traded at the New York Stock Exchange (NYSE). In 2017, the Company has not yet utilized this fund.

16.F Change in Registrant’s Certifying Accountant

Incorporated by reference to our annual report on Form 20-F filed on March 18, 2016.

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

Effective in 2011, by way of various communiqués, the CMB revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis by June 30, 2012. In a further Communiqué dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court with a view to assure compliance with its corporate governance rules. No legal action has been taken there against our Company to the best of our knowledge. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by Article 17/2 to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time.

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

Our audited Consolidated Financial Statements as of December 31, 2016, and for each of the years in the three-year period ended December 31, 2016, are filed as part of this annual report, on pages F-3 through F-98.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Kaan Terzioglu, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Bulent Aksu, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 20, 2017	By:
/s/ Muhterem Kaan Terzioğlu
Muhterem Kaan Terzioğlu Chief Executive Officer

Date: March 20, 2017	By:
/s/ Bulent Aksu
Bulent Aksu Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Turkcell İletişim Hizmetleri A.Ş.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries at December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15 of the 2016 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

We also have audited the adjustments to reflect the discontinued operations to the 2015 and 2014 financial statements, as described in Note 17. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 and 2014 financial statements of the company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 financial statements taken as a whole.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

Istanbul, Turkey

March 20, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul, Turkey

We have audited, before the effects of the retrospective adjustments for the discontinued operations as discussed in Note 17 to the consolidated financial statements, the consolidated statements of financial positions Turkcell İletişim Hizmetleri A.Ş. (“the Company”) and its subsidiaries (together “the Group”) as at December 31, 2015, and the related consolidated statements of profit or loss, profit and loss and other comprehensive income, and cash flows for the years ended December 31, 2015 and 2014 (the 2015 and 2014 consolidated financial statements before the effects of the retrospective adjustments discussed in Note 17 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations as discussed in Note 17 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as at December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations as discussed in Note 17 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Istanbul, Turkey

March 18, 2016

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	31 December 2016	31 December 2015
Assets
Property, plant and equipment	13	8,195,705	6,821,494
Intangible assets	14	8,235,989	8,232,637
GSM and other telecommunication operating licenses		6,160,536	6,505,739
Computer software		1,838,409	1,570,346
Other intangible assets		237,044	156,552
Investment properties	15	46,270	49,572
Other non-current assets	18	575,234	441,940
Investments accounted for using the equity method	16	—	981,939
Trade receivables	20	235,393	836,256
Receivables from financial services	21	909,466	—
Deferred tax assets		51,255	48,615

Total non-current assets		18,249,312	17,412,453

Inventories	22	131,973	75,471
Due from related parties	38	5,861	11,760
Trade receivables and accrued income	20	3,289,904	4,098,928
Receivables from financial services	21	1,486,906	—
Other current assets	23	770,135	1,689,686
Derivative instruments	33	390,958	216
Cash and cash equivalents	24	6,052,352	2,918,796

Subtotal		12,128,089	8,794,857

Assets classified as held for sale	17	1,222,757	—

Total current assets		13,350,846	8,794,857

Total assets		31,600,158	26,207,310

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)	25	(65,607)	—
Additional paid in capital		35,026	35,026
Reserves		1,102,896	861,111
Remeasurements of employee termination benefit		(41,786)	(14,320)
Retained earnings		12,780,967	11,272,731

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		16,011,765	14,354,817

Non-controlling interests		56,632	64,085

Total equity		16,068,397	14,418,902

Liabilities
Borrowings	28	6,935,102	3,487,786
Employee benefits	29	164,553	114,869
Provisions	31	187,541	130,619
Other non-current liabilities	27	427,547	366,670
Trade and other payables		—	1,270,610
Deferred tax liabilities	19	458,160	113,437

Total non-current liabilities		8,172,903	5,483,991

Borrowings	28	2,846,060	726,454
Current tax liabilities		71,638	12,855
Trade and other payables	32	4,101,991	5,283,070
Due to related parties	38	11,201	6,555
Deferred revenue	29	93,800	121,078
Provisions	30	192,442	152,115
Derivative instruments	33	41,726	2,290

Total current liabilities		7,358,858	6,304,417

Total liabilities		15,531,761	11,788,408

Total equity and liabilities		31,600,158	26,207,310

The accompanying notes on page F-10 to F-98 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	2016	2015	2014
Revenue	7	14,100,863	12,769,415	12,043,587
Direct costs of revenue	12	(9,166,384)	(7,769,483)	(7,383,947)

Gross profit from non-financial operations		4,934,479	4,999,932	4,659,640

Revenue from financial services	7	184,698	—	—
Direct costs of revenue from financial services	12	(70,223)	—	—

Gross profit from financial operations		114,475	—	—

Gross profit		5,048,954	4,999,932	4,659,640

Other income	8	78,569	44,454	58,929
Selling and marketing expenses	12	(1,910,947)	(1,901,859)	(1,974,608)
Administrative expenses	12	(721,849)	(625,279)	(562,694)
Other expenses	8	(312,801)	(270,446)	(135,177)

Operating profit		2,181,926	2,246,802	2,046,090

Finance income	10	1,064,794	756,039	955,401
Finance costs	10	(1,237,593)	(799,514)	(1,246,986)

Net finance costs		(172,799)	(43,475)	(291,585)

Monetary gain / (loss)		—	—	205,068
Share of profit of equity accounted investees		—	—	4,466

Profit before income tax		2,009,127	2,203,327	1,964,039

Income tax expense	11	(423,160)	(667,112)	(730,444)

Profit from continuing operations		1,585,967	1,536,215	1,233,595

Profit/ (loss) from discontinuing operations		(42,164)	367,336	202,821

Profit for the year		1,543,803	1,903,551	1,436,416

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,492,088	2,067,654	1,864,640
Non-controlling interests(*)		51,715	(164,103)	(428,224)

Profit for the year		1,543,803	1,903,551	1,436,416

Basic earnings per share- Total group (in full TL)	26	0.68	0.94	0.85
Basic earnings per share- from continuing operations (in full TL)	26	0.70	0.77	0.76

(*)	Profit attributable to non-controlling interests solely derives from continuing operations.

The accompanying notes on page F-10 to F-98 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	2016	2015	2014
Profit for the year	1,543,803	1,903,551	1,436,416
Other comprehensive income / (expense):
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefits	(34,532)	(13,466)	(819)
Income tax relating to remeasurements of employee termination benefits	7,066 —	2,563 —	196

	(27,466)	(10,903)	(623)

Items that may be reclassified to profit or loss:
Changes in cash flow hedge reserve	—	719	1,089
Exchange differences on translation of foreign operations	63,920	166,730	477,592
Exchange differences arising from discontinuing operations	154,552	(551,196)	(9,114)
Income tax relating to these items	(87,381)	(5,749)	(3,646)

	131,091	(389,496)	465,921

Other comprehensive (loss) / income for the year, net of income tax	103,625	(400,399)	465,298

Total comprehensive income for the year	1,647,428	1,503,152	1,901,714

Total comprehensive income/ (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,594,465	1,616,867	2,098,610
Non-controlling interests	52,963	(113,715)	(196,896)

Total comprehensive income for the year	1,647,428	1,503,152	1,901,714

Total comprehensive income/ (expense) attributable to the owners arises from:
Continuing operations	1,496,209	1,798,094	1,711,654
Discontinued operations	98,256	(181,227)	190,060

	1,594,465	1,616,867	1,901,714

The accompanying notes on page F-10 to F-98 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Cash Flow Hedge Reserves (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2014	2,200,000	—	35,026	269	839,284	(1,808)	(762,081)	(2,794)	38,356	12,570,414	14,916,666	(181,531)	14,735,135
Total comprehensive income/(loss)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	1,864,640	1,864,640	(428,224)	1,436,416
Other comprehensive income/(loss)
Foreign currency translation differences	—	—	—	—	—		(78,394)		311,898	—	233,504	231,328	464,832
Remeasurements of employee termination benefit	—	—	—	—	—		—	(623)	—	—	(623)	—	(623)
Change in cash flow hedge reserve	—	—	—	—	—	1,089	—	—	—	—	1,089	—	1,089

Total other comprehensive income/(loss), net of income tax	—	—	—	—	—	1,089	(78,394)	(623)	311,898	—	233,970	231,328	465,298

Total comprehensive income/(loss)	—	—	—	—	—	1,089	(78,394)	(623)	311,898	1,864,640	2,098,610	(196,896)	1,901,714

Dividend paid	—	—	—	—	—	—	—	—	—	—	—	(8,172)	(8,172)
Change in fair value of non-controlling interest	—	—	—	—	—	—		—	—	—	—	(75)	(75)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	(3,896)	(3,896)	3,896	—
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	82,043	—	—	—	82,043	—	82,043

Balance at 31 December 2014	2,200,000	—	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645

Balance at 1 January 2015	2,200,000	—	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(loss)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	2,067,654	2,067,654	(164,103)	1,903,551
Other comprehensive income/(loss)
Foreign currency translation differences	—	—	—	—	—	—	(229,173)		(211,430)	—	(440,603)	50,388	(390,215)
Remeasurements of employee termination benefit	—	—	—	—	—	—	—	(10,903)	—	—	(10,903)	—	(10,903)
Change in cash flow hedge reserve	—	—	—	—	—	719	—	—	—	—	719	—	719

Total other comprehensive income/(loss), net of income tax	—	—	—	—	—	719	(229,173)	(10,903)	(211,430)	—	(450,787)	50,388	(400,399)

Total comprehensive income/(loss)	—	—	—	—	—	719	(229,173)	(10,903)	(211,430)	2,067,654	1,616,867	(113,715)	1,503,152

Transfer to legal reserves	—	—	—	—	372,068	—	—	—	—	(372,068)	—	—	—
Dividend paid	—	—	—	—	—	—	—	—	—	(3,925,000)	(3,925,000)	(100,515)	(4,025,515)
Change in fair value of non-controlling interest	—	—	—	—	—	—	498,540	—	—	—	498,540	—	498,540
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	(929,013)	(929,013)	661,093	(267,920)

Balance at 31 December 2015	2,200,000	—	35,026	269	1,211,352	—	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	—	35,026	269	1,211,352	—	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation differences	—	—	—	—	—	—	(133,222)	—	263,065	—	129,843	1,248	131,091
Remeasurements of employee termination benefit	—	—	—	—	—	—	—	(27,466)	—	—	(27,466)	—	(27,466)

Total other comprehensive income/(loss), net of income tax	—	—	—	—	—	—	(133,222)	(27,466)	263,065	—	102,377	1,248	103,625

Total comprehensive income/(loss)	—	—	—	—	—	—	(133,222)	(27,466)	263,065	1,492,088	1,594,465	52,963	1,647,428

Transfer from legal reserves	—	—	—	—	(16,148)	—	—	—	—	16,148	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(51,416)	(51,416)
Change in fair value of non-controlling interest	—	—	—	—	—	—	128,090	—	—	—	128,090	—	128,090
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(9,000)	(9,000)
Acquisition of rreasury shares (-) (Note 25)	—	(65,607)	—	—	—	—	—	—	—	—	(65,607)	—	(65,607)

Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	—	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397

(*)	Included in Reserves in the consolidated statement of financial position.

The accompanying notes on page F-10 to F-98 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	2016	2015	2014
Cash flows from operating activities
Profit before income tax from
Continuing operations		1,585,967	1,536,215	1,233,595
Discontinued operations		(42,164)	367,336	202,821

Profit before income tax including discontinued operations		1,543,803	1,903,551	1,436,416
Adjustments for:
Depreciation and impairment of fixed assets and investment property	13	1,281,539	1,118,499	1,157,720
Amortization of intangible assets	14	921,812	549,251	481,737
Net finance (income)	10	(117,598)	(515,040)	(855,645)
Fair value gains on derivative financial instruments		(383,452)	—	—
Income tax expense	11	423,160	667,112	730,444
(Gain) on sale of property, plant and equipment		(25,010)	(13,141)	(10,158)
Unrealized foreign exchange (loss)/ gain on operating assets		545,287	579,372	943,303
Provisions	31	197,543	196,588	155,931
Share of profits/ (losses) of discontinued operations		42,164	(367,336)	(202,821)
Share of profit of equity accounted investees		—	—	(23,627)
Loss on sale of A-tel		—	—	902
Negative goodwill		—	—	(2,085)
Reversal of provision for equity accounted investees		—	—	(19,161)
Deferred revenue	30	(20,350)	8,095	(24,935)

		4,408,898	4,126,951	3,768,021
Change in trade receivables	20	1,197,053	(821,208)	(1,156,196)
Change in due from related parties	38	7,514	3,907	7,838
Change in receivables from financial operations	21	(2,396,372)	—	—
Change in inventories	22	(62,090)	(4,526)	(2,541)
Change in other current assets	23	643,444	(771,583)	(77,524)
Change in other non-current assets	18	78,770	(70,030)	(31,927)
Change in due to related parties	38	4,302	(20,530)	3,131
Change in trade and other payables	32	(2,733,901)	348,472	191,011
Change in other non-current liabilities	27	(14,477)	(14,088)	29,045
Change in employee benefits	29	15,151	5,125	12,842
Change in other working capital		29,286	23,423	(51,806)

		1,177,578	2,805,913	2,691,894
Interest paid		(434,521)	(153,529)	(94,107)
Income tax paid		(135,920)	(751,078)	(699,293)
Dividends received from discontinued operations		—	—	92,263

Net cash generated by operating activities		607,137	1,901,306	1,990,757

Cash flows from investing activities
Acquisition of property, plant and equipment	13	(2,572,401)	(2,135,358)	(1,553,590)
Acquisition of intangible assets	14	(855,097)	(2,461,612)	(575,885)
Proceeds from sale of property, plant and equipment		49,639	24,192	28,094
Acquisition of subsidiary net off cash acquired		—	—	(27,900)
Proceeds from currency option contracts		—	1,070	2,770
Payment of currency option contracts premium		—	—	(33)
Proceeds from sale of A-tel		—	—	597
Change in property, plant and equipment advances		(209,686)	228,070	(236,042)
Change in financial assets		—	19,350	38,336
Interest received		610,837	761,328	945,663

Net cash used in investing activities		(2,976,708)	(3,562,960)	(1,377,990)

Cash flows from financing activities
Acquisition of non-controlling interest		—	(267,920)	—
Capital decrease in subsidiaries		(9,000)	—	—
Proceeds from issuance of loans and borrowings		9,381,318	4,866,381	4,736,913
Proceeds from issuance of bonds		167,500	1,439,862	—
Repayment of borrowings		(4,932,768)	(6,551,001)	(4,635,652)
Dividends paid		(51,416)	(4,025,515)	(8,172)
Treasury shares		(65,607)	—	—
Change in non-controlling interest		—	—	(75)
Decrease/(increase) in cash collateral related to loans		349,004	(349,243)	—

Net cash generated by/ (used in) financing activities		4,839,031	(4,887,436)	93,014

Net increase/ (decrease) in cash and cash equivalents		2,469,460	(6,549,090)	705,781
Cash and cash equivalents at 1 January		2,918,796	9,031,881	8,128,418
Effects of foreign exchange rate fluctuations on cash and cash equivalents		664,096	436,005	197,682

Cash and cash equivalents at 31 December	24	6,052,352	2,918,796	9,031,881

The accompanying notes on page F-10 to F-98 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

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

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were be able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 14.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company started to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The Company’s parent is Turkcell Holding A.S., which holds 51.0% of the Company’s shares as of 31 December 2016. The main shareholders of Turkcell Holding A.S. are Sonera Holding B.V. (“Sonera”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB with its resolution dated 11 March 2013 appointed 3 independent board members. In addition, the CMB with its resolutions dated 15 August 2013 and 13 September 2013, announced the appointment of 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria. All members shall serve as members until new members are elected by the general assembly or until the CMB announces a new resolution. After appointment of board members by the CMB, Turkcell board is comprised of 7 non-executive board members who satisfy the independence criteria and of which 3 are independent board members.

The consolidated financial statements of the Company as at and for the year ended 31 December 2016 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

1.	Reporting entity (continued)

an associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2016.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of profit or loss in accordance with International Accounting Standards (“IAS”) 1 “Presentation of Financial Statements”.

Authority for reissue and approval of consolidated financial statements belongs to the General Assembly. Consolidated financial statements are authorized for issue by the Board of Directors with the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at 31 December 2015 were approved by the General Assembly on 29 March 2016.

The consolidated financial statements as at and for the year ended 31 December 2016 were authorized for issue by the Board of Directors on 15 February 2017.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value.

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

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17 “Leases”, transactions that are within the scope of IFRS 2 “Share based payments” and measurements that have some similarities with fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. Moreover, all financial information expressed in US Dollars (“USD” or “$”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYN”, formerly coded “BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Lifecell Ventures Coöperatief U.A, (“Lifecell Ventures”), Fintur Holdings BV (“Fintur”) and Turkcell Europe GmbH (“Turkcell Europe”) is EUR. The functional currency of lifecell LLC (“lifecell”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of CJSC Belarusian Telecommunication Network (“Belarusian Telecom”), Lifetech LLC (“Lifetech”) and Beltower LLC (“Beltower”) is BYN. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

Effective from 1 July 2016, Belarusian Ruble has been redominated by 10,000 and coded as “BYN”, formerly known as “BYR”.

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

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

Useful lives of assets

The economic useful lives and residual values of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the GSM and other telecommunication operating licenses are based on the duration of the license agreements.

Belarusian Telecom has 10 years of special GSM and UMTS services licenses acquired on 26 August 2008. In addition, the license period has been committed and signed for an additional 10 years for a small fee. The amount of amortization on the consolidated financial statements was accounted on the assumption that the duration of the license would be extended.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows.

Multiple element arrangements

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

Provisions, contingent Liabilities and contingent Assets

As detailed and disclosed in Note 37, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

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

As at 31 December 2014, Astelit has impaired its assets in Crimea region amounting to TL 17,951. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As at 31 December 2016, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to TL 14,450 and TL 1,198 respectively (31 December 2015: TL 20,687 and TL 2,908 respectively).

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

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As at 31 December 2016, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group can engage third party qualified valuers to perform the valuation, if necessary. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 34.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

•	the responsibility after sale belongs to the distributor and

•	the Company does not make any modification on the equipment.

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(v), and change in Company’s reportable segments (Note 6) the Group did not make any major changes to accounting policies during the current year.

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

The Group did not make any major changes to the accounting estimates during the current year.

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

As at 31 December 2016, remeasurements of employee termination benefits and derivative instruments have been disclosed separately in financial statements, formerly disclosed under retained earnings, other current assets and borrowings respectively.

The Company has for 2015 revised the manner in which it accounts for the cash paid to acquire the shares held by the non-controlling interest in Euroasia Telecommunications Holding BV (“Euroasia”) in its statement of cash flows and has revised its presentation of 2015, resulting in a revision in net cash used in investing activities and net cash used in financing activities in the statement of cash flows. The Company believes that the changes to prior period are immaterial. The change in the statement of cash flows will not impact the Company’s previously reported statement of income, statement of comprehensive income, statement of financial positions or “Cash and cash equivalents” at the end of any period. The effect of the change on the statement of cash flows is as follows:

For the year ended 31 December 2015:

	As previously reported	Revisions	As revised
Net cash from operating activities	1,901,306	—	1,901,306
Net cash from investing activities	(3,830,880)	267,920	(3,562,960)
Net cash from financing activities	(4,619,516)	(267,920)	(4,887,436)
Cash and cash equivalents	2,918,796	—	2,918,796

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries (continued)

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

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. In this context, the Group’s ownership interest in lifecell was increased to 100% in July, 2015 and the deficit representing the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 has been reduced from retained earnings in July 2015 and attributed to the owners of the Company.

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

(iv)	Business combinations under common control

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(v)	Transactions eliminated on consolidation

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

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling shareholders’ interests derecognized is recorded under equity.

For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

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

The Group discontinues the use of the equity method from the date the investment is classified as held for sale.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations (continued)

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to TL from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to TL at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to TL at exchange rates at the reporting date.

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

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward, swap, option and participating cross currency swap contracts. These derivatives are accounted as trading derivatives.

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

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 33.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iv)	Financial liabilities and equity instruments (continued)

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss where the financial liability is either held for trading or it is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the finance income and cost line items. Fair value is determined in the manner described in Note 34.

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

(v)	Offsetting financial assets and financial liabilities

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Subsequent expenditure

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

Borrowing costs should be capitalized as part of cost of qualifying assets. Borrowing costs eligible for capitalization may include:

•	interest on loans and borrowings calculated using the effective interest rate method as described in IAS 39 - Financial Instruments: Recognition and Measurement; and

•	finance charges in respect of finance leases recognized in accordance with IAS 17 Leases.

•	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer list	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Subsequent expenditure (continued)

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

(v)	Internally generated intangible assets – research and development expenditure

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset.

Expenditure on research activities is recognized as an expense under cost of sales in the period in which it is incurred.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(v)	Internally generated intangible assets – research and development expenditure (continued)

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

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2016 and 2015, inventories mainly consist of mobile phones, sim-cards, and devices.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(i)	Financial assets (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(i)	Employee benefit obligations

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 4,297 as at 31 December 2016, per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are classified in other expenses. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The retirement pay liability is calculated annually by independent actuaries using the projected unit credit method.

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

(iii)	Share-based payment

The Company provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment plan, the Company measures the services received and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the settlement date, with any changes in fair value recognised in profit or loss for the period. Cash-settled share-based payments are conditional upon meeting specified vesting conditions. As at 31 December 2016, the Company did not recognize any liability in the consolidated financial statements as vesting conditions for the year ended 31 December 2016 were not met.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

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

Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(k)	Revenue

Revenue is recognized at the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Revenue from telecommunication services includes postpaid and prepaid revenue from,voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, simcard sales and roaming revenue. Revenue from telecommunication services are recognized at the time services are rendered.

With respect to prepaid revenue, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred revenue is recorded under current liabilities.

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

Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

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

Starting from 2014, the subscribers has an option to buy the handset by bank loan whose instalments will be collected by the Company on behalf of the bank. The Company does not bear any credit risk in this type of transactions. Since the Company collects the receivables during the contract period and is agent for the sale of device in this bank loan structure, the Company does not recognize any revenue for the device in these transactions.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included telecommunication services revenues for the years ended 31 December 2016 and 2015.

Revenues from betting business mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 7.25% of mobile agency turnover after deducting VAT and gaming tax as head agent starting from 23 March 2010. Revenues from betting business are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis.

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

Simcard sales are recognized upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upon sale of the simcard to the distributors. Simcard sales are included telecommunication services revenues for the years ended 31 December 2016 and 2015.

Call center revenue are recognized at the time services are rendered.

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

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

Lease income from operating leases where the Group is a lessor is recognised as income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature.

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

Foreign currency gains and losses are reported on a net basis. As further discussed in Note 34, the Group’s exposure to foreign currency risk mainly results from cash and cash equivalents, trade receivables, borrowings, other non-current liabilities and trade and other payables.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(m)	Finance income and costs (continued)

To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, management determines the amount of borrowing costs eligible for capitalisation by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

(n)	Transactions with related parties

The definition of a related party includes the following persons and entities:

(a) A person (or a close member of that person’s family) is related to the reporting entity if the person:

•	has control or joint control over the reporting entity

•	has significant influence over the reporting entity, or

•	is a member of the key management personnel of the reporting entity, or of a parent of the reporting entity.

(b) The reporting entity is related to another entity if:

•	The reporting entity and another entity are members of the same group (that is all entities within a group are related to each other)

•	The reporting entity is an associate or joint venture of another entity. In this case reporting entity is related to all members of the group that another entity belongs to

•	The reporting entity and another entity are joint ventures of the same third party

•	The reporting entity is a joint venture of this third party and another entity is an associate of this third party (or vice versa)

•	Another entity is a post-employment benefit plan for the benefit of employees of reporting entity or an entity related to reporting entity. If reporting entity is itself a post-employment benefit plan, any sponsoring employers are also related to reporting entity

•	Another entity is controlled or jointly controlled by a person identified in (a) above

•	A person who has control or joint control over reporting entity has significant influence over another entity or is a member of the key management personnel of another entity, or

•	Another entity (or any member of the group of which another entity is a part) provides key management personnel services to reporting entity or reporting entity’s parent.

Related party transactions are transfers of resources, services or obligations between the reporting entity and a related party, regardless of whether a price is charged.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

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

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding excluding treasury shares during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

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

The Group has aggregated its operations under two reportable segments within the year 2015 in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International which represent economical integrity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

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

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciations and any accumulated impairment losses.

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

Investment Property                25 - 45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(u)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

An associate or joint venture must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, and so the share of profits and remeasurement of carrying amounts are done in accordance with normal associate and joint venture rules up to the point of classification as held for sale. The associate or joint venture is then measured in accordance with IFRS 5. It is be measured at the lower of carrying amount and fair value less costs to sell. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

v)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 31 December 2016

•	Annual improvements 2014, effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

•	IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal.

•	IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts.

•	IAS 19, ‘Employee benefits’ regarding discount rates.

•	IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

•	Amendment to IFRS 11, ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective from annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

•

Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortisation, effective from annual periods beginning on or after 1 January 2016. In this amendment the it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

v)	New standards and interpretations (continued)

ii) Standards, amendments and interpretations applicable as at 31 December 2016 (continued)

generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•	Amendments to IAS 27, ‘Separate financial statements’ on the equity method, effective from annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

•	Amendment to IFRS 10 ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures’, effective from annual periods beginning on or after 1 January 2016.These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

•	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports.

iii)	Standards, amendments and interpretations effective after 31 December 2016

•	Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

•	Amendments IAS 12 ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

•	Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

•	Amendment to IAS 40, Investment property’ relating to transfers of investment property, effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

•	Annual improvements 2014–2016, effective from annual periods beginning on or after 1 January 2018. These amendments impact 3 standards:

•	IFRS 1,’ First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

•	IFRS 12,’Disclosure of interests in other entities’ regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

v)	New standards and interpretations (continued)

iii) Standards, amendments and interpretations effective after 31 December 2016 (continued)

•	IAS 28,’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective 1 January 2018.

•	IFRIC 22,’ Foreign currency transactions and advance consideration’, effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice

The Group is currently evaluating the impacts of the new pronouncements on its results, financial position and cash flows, which are not expected to be material, except for the following:

•	IFRS 15 ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

•	Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

•	IFRS 16 ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a farreaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

4.	Determination of fair values

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

4.	Determination of fair values (continued)

(i)	Investment property

The fair value of investment property is based on valuations performed by appointed independent registered appraisers taking into account valuation methods such as market approach, discounted cash flow (“DCF”) method, replacement cost method, or the combination of two or all of these methods based on the applicability of the valuation method to the respective property. All these methods often provide different values for investment property, therefore the appraiser(s) reconcile the varying results and meld the results of the methods utilized in a reasonable way. Based on the valuation method utilized, appraisers estimate the value of investment property which best reflects the market conditions at the balance sheet date.

(ii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iii)	Trade and other receivables and receivables from financial services

The fair values of trade and other receivables and receivables from financial services are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The rate used for discounting these assets is 8.5% as at 31 December 2016 (31 December 2015: 10.75%).

(iv)	Derivatives

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

(v)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

The rate used for discounting non-derivative financial liabilities is 8.5% as at 31 December 2016 (31 December 2015: 10.75%).

5.	Financial risk management

The Group practice is to centrally manage the Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. The Group obtains short and long-term borrowings according to the Group’s financial needs and market predictions. Debt instruments include commercial bank loans to money market instruments and capital market instruments such as debt securities issued which are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management (continued)

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 34 for additional information on the Group’s exposure to risks.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management (continued)

Credit risk (continued)

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2016, TL 1,409,749 guarantees were outstanding (31 December 2015: TL 1,254,989).

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

Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities) and cash and cash equivalents on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

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

Currency risk

The Group is exposed to currency risk on certain revenues such as wholesale revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, payable in relation to the acquisition of telecommunication license in Turkey, deferred payments related to the acquisition of Belarusian Telecom that is denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

The Group holds a significant portion of cash portfolio in foreign currency to manage currency risk. Additionally, derivative financial instruments such as forward, swap and option contracts are used to hedge exposure to fluctuations in foreign exchange rates.

For the year ended 31 December 2015, TL depreciated against both USD and EUR by 25.4% and 12.7%, respectively. Whereas for the year ended 31 December 2016 TL depreciated against both USD and EUR by 21.0% and 16.8% respectively. For the year ended 31 December 2015, UAH depreciated against the USD by 52.2% compared to 31 December 2014 and 13.3% for the year ended 31 December 2016 compared to 31 December 2015. BYN depreciated against USD by 56.7% through 2015 compared to 31 December 2014 and for the year ended 31 December 2016 depreciated by 5.5% when compared to the exchange rates as at 31 December 2015.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management (continued)

Market risk (continued)

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate debts. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Audit Committee, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. Between June-August 2016 the Group converted its floating foreign currency interest rate liabilities into fixed TL liabilities via cross currency swaps and long term options.

6.	Operating Segments

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey, and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, lifecell, Lifecell Ventures, Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower and Fintur. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and Turkcell Finansman AS (“TFS”).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit before income tax and profit for the period in the accompanying notes.

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Consumer segment revenue	10,216,023	9,127,329	—	—	—	—	—	—	10,216,023	9,127,329
Corporate segment revenue	2,191,506	2,031,743	—	—	—	—	—	—	2,191,506	2,031,743
Other Turkcell Turkey revenue	380,063	321,818	—	—	—	—	—	—	380,063	321,818
Turkcell International revenue	—	—	874,692	856,147	—	—	—	—	874,692	856,147
Other revenue	—	—	—	—	661,923	458,563	—	—	661,923	458,563
Eliminations	—	—	—	—	—	—	(38,646)	(26,185)	(38,646)	(26,185)

Total Revenue	12,787,592	11,480,890	874,692	856,147	661,923	458,563	(38,646)	(26,185)	14,285,561	12,769,415
Reportable segment adjusted EBITDA	4,160,861	3,759,590	235,348	245,959	222,849	134,484	451	511	4,619,509	4,140,544
Depreciation and amortization	(1,986,702)	(1,457,020)	(202,080)	(200,765)	(13,683)	(10,183)	(886)	218	(2,203,351)	(1,667,750)
Capital expenditure	3,144,391	7,751,746	336,728	770,211	13,811	14,273	(270)	—	3,494,660	8,536,230
Bad debt expense	(195,472)	(187,963)	(5,956)	(8,292)	(9,956)	(333)	—	—	(211,384)	(196,588)

	Turkcell Turkey		Turkcell International			Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Consumer segment revenue	9,127,329	8,282,297	—	—	—	—	—	—	9,127,329	8,282,297
Corporate segment revenue	2,031,743	1,907,373	—	—	—	—	—	—	2,031,743	1,907,373
Other Turkcell Turkey revenue	321,818	290,556	—	—	—	—	—	—	321,818	290,556
Turkcell International revenue	—	—	856,147	1,137,907	—	—	—	—	856,147	1,137,907
Other revenue	—	—	—	—	458,563	457,847	—	—	458,563	457,847
Eliminations	—	—	—	—	—	—	(26,185)	(32,393)	(26,185)	(32,393)

Total Revenue	11,480,890	10,480,226	856,147	1,137,907	458,563	457,847	(26,185)	(32,393)	12,769,415	12,043,587
Reportable segment adjusted EBITDA	3,759,590	3,326,389	245,959	281,011	134,484	154,643	511	(248)	4,140,544	3,761,795
Monetary gain	—	—	—	205,068	—	—	—	—	—	205,068
Depreciation and amortization	(1,457,020)	(1,311,591)	(200,765)	(319,204)	(10,183)	(8,847)	218	185	(1,667,750)	(1,639,457)
Capital expenditure	7,751,746	1,982,343	770,211	158,001	14,273	4,452	—	—	8,536,230	2,144,796
Bad debt expense	(187,963)	(141,477)	(8,292)	(14,470)	(333)	16	—	—	(196,588)	(155,931)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	As at 31 December 2016 and 2015
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Reportable segment assets	20,068,266	20,701,617	1,693,844	1,460,983	2,508,008	85,884	(49,406)	(10,921)	24,220,712	22,237,563
Assets classified as held for sale	—	—	1,222,757	—	—	—	—	—	1,222,757	—
Investments accounted for using the equity method	—	—	—	981,939	—	—	—	—	—	981,939
Reportable segment liabilities	4,426,175	6,868,877	595,576	481,338	229,754	105,460	(32,063)	(10,089)	5,219,442	7,445,586

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	31 December 2016	31 December 2015	31 December 2014
Turkcell Turkey adjusted EBITDA	4,160,861	3,759,590	3,326,389
Turkcell International adjusted EBITDA	235,348	245,959	281,011
Other	222,849	134,484	154,643
Intersegment eliminations	451	511	(248)

Consolidated adjusted EBITDA	4,619,509	4,140,544	3,761,795
Finance income	1,064,794	756,039	955,401
Finance costs	(1,237,593)	(799,514)	(1,246,986)
Other income	78,569	44,454	58,929
Other expenses	(312,801)	(270,446)	(135,177)
Monetary gain	—	—	205,068
Share of profit of equity accounted investees	—	—	4,466
Depreciation and amortization	(2,203,351)	(1,667,750)	(1,639,457)

Consolidated profit before income tax	2,009,127	2,203,327	1,964,039

Income tax expense	(423,160)	(667,112)	(730,444)

Profit from continuing operations	1,585,967	1,536,215	1,233,595

	31 December 2016	31 December 2015
Assets
Total assets for reportable segments	21,762,110	22,162,600
Other assets	2,508,008	85,884
Intersegment eliminations	(49,406)	(10,921)
Assets classified as held for sale	1,222,757	—
Investments accounted for using the equity method	—	981,939
Cash and cash equivalents	6,052,352	2,918,796
Deferred tax assets	51,255	48,615
Other unallocated assets	53,082	20,397

Consolidated total assets	31,600,158	26,207,310

	31 December 2016	31 December 2015
Liabilities
Total liabilities for reportable segments	5,021,751	7,350,215
Other liabilities	229,754	105,460
Intersegment eliminations	(32,063)	(10,089)
Borrowings	9,781,162	4,214,240
Deferred tax liabilities	458,160	113,437
Other unallocated liabilities	72,997	15,145

Consolidated total liabilities	15,531,761	11,788,408

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2016	31 December 2015	31 December 2014
Revenues
Turkey	13,321,503	11,779,345	10,735,138
Ukraine	573,951	571,630	765,410
Azerbaijan	108,329	145,654	179,628
Belarus	149,005	141,219	151,845
Turkish Republic of Northern Cyprus	129,785	125,668	135,954
Germany	2,988	5,899	75,612

	14,285,561	12,769,415	12,043,587

	31 December 2016	31 December 2015
Non-current assets
Turkey	16,548,162	15,032,606
Ukraine	1,211,789	993,546
Belarus	291,498	224,784
Turkish Republic of Northern Cyprus	117,243	116,180
Azerbaijan	13,563	14,727
Unallocated non-current assets (*)	67,057	1,030,610

	18,249,312	17,412,453

(*)	Unallocated non-current assets as at 31 December 2015 comprises of “investments accounted for using the equity method” which are accounted in “assets classified as held for sale” as at 31 December 2016.

7.	Revenue

	2016	2015	2014
Telecommunication services	12,883,974	11,972,443	11,259,956
Equipment revenues	624,352	254,582	241,470
Revenue and commission fees on betting business	284,496	277,525	297,918
Call center revenues	198,564	187,840	165,714
Revenue from financial services	184,698	—	—
Other	109,477	77,025	78,529

	14,285,561	12,769,415	12,043,587

8.	Other income and expense

Other income amounts to TL 78,569, TL 44,454 and TL 58,929 for the years ended 31 December 2016, 2015 and 2014, respectively.

Other expenses amount to TL 312,801, TL 270,446 and TL 135,177 for years ended 31 December 2016, 2015 and 2014 respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Other income and expense (continued)

Other income for the years ended 31 December 2016 and 2015 mainly consist of fixed asset sales gain and reversal of legal provisions. Other income for the year ended 31 December 2014 mainly consists of reversal of provision for equity accounted investees amounting to TL 19,161.

Other expenses for the year ended 31 December 2016 mainly consist of commercial agreements termination expenses, donations and litigation expenses (Note 37).

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

9.	Personnel expenses

	2016	2015	2014
Wages and salaries (*)	1,450,262	1,317,655	1,185,382
Increase in liability for long-service leave (**)	32,977	30,593	32,435
Contributions to defined contribution plans	7,722	8,364	7,876

	1,490,961	1,356,612	1,225,693

(*)	Wages and salaries include compulsory social security contributions and bonuses.
(**)	The remeasurements of employee termination benefit losses for the years ended 31 December 2016, 2015 and 2014 amounting to TL 34,532, TL 13,466 and 819 respectively, are reflected in other comprehensive income.

10.	Finance income and costs

Recognized in the statement of profit or loss:

	2016	2015	2014
Interest income on bank deposits	158,206	303,221	650,780
Interest income on financial assets measured at amortized cost	520,465	449,889	295,512
Changes in the fair value of derivative financial instruments	385,560	1,070	2,770
Other interest income	563	1,859	6,339

Finance income	1,064,794	756,039	955,401

Net foreign exchange loss	(782,463)	(489,320)	(1,110,833)
Interest expense on financial liabilities measured at amortized cost	(343,290)	(224,724)	(120,414)
Interest expense on participating cross currency swap contracts	(93,038)	—	—
Litigation late payment interest expense	—	(68,083)	(6,963)
Option premium expense	(10,114)	(2,290)	(33)
Other	(8,688)	(15,097)	(8,743)

Finance cost	(1,237,593)	(799,514)	(1,246,986)

Net finance income / (costs)	(172,799)	(43,475)	(291,585)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Finance income and costs (continued)

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 9.9%, 9.7% and 12.8%, TL 76,899 and TL 75,315 and TL 15,320 for the years ended 31 December 2016, 2015 and 2014 respectively. Weighted average capitalization rate for general borrowings is 86% as at 31 December 2016 (31 December 2015: 48% and 31 December 2014: 36%).

Finance income for the years ended 31 December 2016, 2015 and 2014 are mainly attributable to interest income from contracted handset sales, changes in fair value of derivative financial instruments and interest income on bank deposits.

Finance cost for year ended 31 December 2016 is mainly attributable to financing cost of borrowings and 4.5G license fee payable.

Foreign exchange loss mainly includes foreign exchange losses on borrowings, 4.5G license payable and bonds issued amounting to TL 764,697, TL 264,953 and TL 263,516, respectively whereas the Company has a foreign exchange income amounting to TL 604,597 from its main operations.

Finance cost the for the years ended 31 December 2015 and 2014 is mainly attributable to foreign exchange losses in Belarusian Telecom operating in Belarus and foreign exchange losses in lifecell operating in Ukraine. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations as disclosed in Note 3b.

11.	Income tax expense

	2016	2015	2014
Current income tax expense	(200,663)	(591,297)	(709,437)
Deferred income tax expense	(222,497)	(75,815)	(21,007)

Total income tax expense	(423,160)	(667,112)	(730,444)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2016
Foreign currency translation differences	218,472	(87,381)	131,091
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)

	183,940	(80,315)	103,625

2015
Foreign currency translation differences	(384,466)	(5,749)	(390,215)
Change in cash flow hedge reserve	719	—	719
Remeasurements of employee termination benefits	(13,466)	2,563	(10,903)

	(397,213)	(3,186)	(400,399)

2014
Foreign currency translation differences	468,478	(3,646)	464,832
Change in cash flow hedge reserve	1,089	—	1,089
Remeasurements of employee termination benefits	(819)	196	(623)

	468,748	(3,450)	465,298

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective income tax expense

The reported income tax expense for the years ended 31 December 2016 and 2015 are different than the amounts computed by applying the domestic tax rate to profit before income tax of the Company, as shown in the following reconciliation:

	2016	2015	2014
Profit for the year	1,543,803	1,903,551	1,436,416
Total income tax expense	423,160	667,112	730,444

Profit before income tax (*)	1,966,963	2,570,663	2,166,860

Income tax using the Company’s domestic tax rate of 20%	(393,393)	(514,133)	(433,372)
Difference in overseas tax	(15,935)	(52,688)	(51,277)
Effect of exemptions (**)	104,244	62,163	39,274
Non-deductible expenses and permanent differences	(78,571)	(16,104)	(72,484)
Utilization of previously unrecognized tax losses	1,253	22,863	377
Unrecognized deferred tax assets (***)	(30,616)	(198,364)	(255,048)
Adjustment of current tax of prior years	(8,176)	—	—
Deferred tax effect related to investment in subsidiaries	—	32,926	—
Other	(1,966)	(3,775)	42,086

Total income tax expense	(423,160)	(667,112)	(730,444)

(*)	Including profit from discontinued operation before income tax.
(**)	Mainly comprises of research and development tax credit.
(***)	Mainly comprises of tax losses for which no deferred tax asset has been recognized.

The income taxes payable amounting to TL 71,638, TL 12,855 as at 31 December 2016 and 2015 respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2016, 2015 and 2014, respectively netted off with advance tax payments.

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

With the amendment made in Article 10 of the Corporate Tax Law No. 5520 considering with the amendment made in Article 35 of the Law No. 5746 on Supporting Research and Development Activities, the R&D allowances to be calculated on research and development expenditures has been increased from

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

40% to 100%. Aforementioned law was become effective as of 1 April 2008. According to this law, companies subject to corporate income tax can consider 100% of the expenditures that has been made during research and development activities for searching new technologies and information during the determination of tax basis starting from the April 2008. As total 100% of the research and development expenditures made for 2015 and 2014 should be subject to R&D allowances.

12.	Expenses by nature

The following table compares expenses by nature for the years ended 31 December 2016 and 2015.

Cost of sales:

	2016	2015	2014
Depreciation and amortization	(2,203,351)	(1,667,750)	(1,639,457)
Treasury share	(1,491,503)	(1,418,683)	(1,331,102)
Interconnection and termination cost	(1,420,233)	(1,326,990)	(1,316,577)
Radio cost	(1,057,618)	(911,454)	(829,698)
Personnel expenses	(859,143)	(734,725)	(655,742)
Gsm equipment expenses	(427,081)	(187,789)	(181,472)
Universal service fund	(192,045)	(182,508)	(160,266)
Transmission costs	(139,185)	(113,574)	(106,405)
Roaming expenses	(128,429)	(108,102)	(92,189)
Direct cost of revenue from financial services (*)	(68,546)	—	—
Billing and archiving cost	(61,647)	(55,056)	(82,530)
Other	(1,187,826)	(1,062,852)	(988,509)

	(9,236,607)	(7,769,483)	(7,383,947)

(*)	As at 31 December 2016, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 1,677.

Selling and marketing expenses:

	2016	2015	2014
Selling expenses	(757,869)	(783,234)	(858,766)
Marketing expenses	(518,382)	(428,596)	(451,373)
Personnel expenses	(354,380)	(381,582)	(358,334)
Prepaid subscriber frequency usage fees	(186,530)	(191,408)	(186,171)
Other	(93,786)	(117,039)	(119,964)

	(1,910,947)	(1,901,859)	(1,974,608)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

12.	Expenses by nature (continued)

Administrative expenses:

	2016	2015	2014
Personnel expenses	(277,438)	(240,305)	(211,616)
Bad debt expense	(211,384)	(196,588)	(155,931)
Consultancy expense	(54,315)	(43,995)	(46,131)
Rent expense	(30,314)	(23,924)	(17,292)
Collection expense	(20,827)	(17,533)	(29,759)
Maintenance and repairment expenses	(20,315)	(23,424)	(23,861)
Travel and entertainment expenses	(18,913)	(13,484)	(14,807)
Other	(88,343)	(66,026)	(63,297)

	(721,849)	(625,279)	(562,694)

13.	Property, plant and equipment

	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2016
Cost
Network infrastructure (All operational)	11,302,326	615,041	(518,827)	2,312,011	—	186,757	13,897,308
Land and buildings	389,366	26,603	(32)	102,311	—	1,454	519,702
Equipment, fixtures and fittings	586,463	37,545	(19,291)	10,079	—	2,936	617,732
Motor vehicles	33,676	2,710	(2,946)	71	—	625	34,136
Leasehold improvements	306,176	5,663	(374)	—	—	296	311,761
Construction in progress	1,005,358	1,979,449	(454)	(2,426,303)	—	8,473	566,523

Total	13,623,365	2,667,011	(541,924)	(1,831)	—	200,541	15,947,162

Accumulated depreciation
Network infrastructure (All operational)	5,976,699	1,139,343	(501,719)	—	42,682	186,575	6,843,580
Land and buildings	140,627	17,395	—	—	488	841	159,351
Equipment, fixtures and fittings	462,618	47,001	(15,229)	—	28	3,188	497,606
Motor vehicles	29,704	2,723	(2,926)	—	—	751	30,252
Leasehold improvements	192,223	28,349	(374)	—	—	470	220,668

Total	6,801,871	1,234,811	(520,248)	—	43,198	191,825	7,751,457

Total property, plant and equipment	6,821,494	1,432,200	(21,676)	(1,831)	(43,198)	8,716	8,195,705

Depreciation expenses for the years ended 31 December 2016, 2015 and 2014 amounting to TL 1,278,009, TL 1,112,039 and TL 1,154,814 respectively including impairment losses are recognized in direct cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate GSM and fixed line infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

13.	Property, plant and equipment (continued)

The impairment losses on property, plant and equipment for the periods ended 31 December 2016, 2015 and 2014 are TL 43,198, TL 18,567 and TL 83,761 respectively and recognized in depreciation expense.

The network infrastructure mainly consists of GSM service and fixed line infrastructure investments.

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

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2016, net carrying amount of fixed assets acquired under finance leases amounted to TL 89,425 (31 December 2015: TL 91,395).

14.	Intangible assets

Turkcell 2G License

On 27 April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of TL 287,390 as at 31 December 2016 (31 December 2015: TL 333,272). The amortization period of the license will end in 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

14.	Intangible assets (continued)

Turkcell 3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2016 is TL 474,486 and the amortization period of the license will end in 2029 (31 December 2015: TL 512,958).

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 172.4 MHz frequency band for EUR 1,623,460 (equivalent to TL 6,022,874 as at 31 December 2016) (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators started to commence service delivery as at 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 4,583,656 as at 31 December 2016) are in operation as at 1 April 2016 and have been recorded as GSM and other telecommunication licenses. As at 31 December 2016, the carrying amount of 4.5G License is TL 4,930,765 (31 December 2015: TL 5,222,687).

Tender price amounting to EUR 1,623,460 (equivalent to TL 6,022,874 as at 31 December 2016) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 6,140,960 as at 31 December 2016) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Payment was made on effective selling rate of exchange as at 26 October 2015. Second installment payment was made on 25 April 2016 amounting to EUR 413,823 (equivalent to TL 1,319,682 as at transaction date).

Third installment payment was made on 25 October 2016 amounting to EUR 413,823 (equivalent to TL 1,384,403 as at transaction date). Last installment will be made on 27 April 2017.

As at 31 December 2016, payables related to 4.5G license amounting to TL 1,522,615 are classified in trade and other payables in current liabilities (31 December 2015: TL 2,591,235 in current liabilities and TL 1,270,610 in non-current liabilities).

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

lifecell 3G License

3G License tender in Ukraine was held on 23 February 2015. lifecell submitted a bid of UAH 3,355,400 (equivalent to TL 434,276 as at 31 December 2016) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. The license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 31 December 2016.

In May 2015, lifecell made the payment amounting to UAH 357,568 (equivalent to TL 46,279 as at 31 December 2016) for the first installment of conversion of spectrum from military use and conditionally committed approximately UAH 479,009 (equivalent to TL 61,996 as at 31 December 2016) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

14.	Intangible assets (continued)

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2016.

lifecell

Independent appraisals were obtained for fair values to determine recoverable amount for lifecell. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2016, impairment test for long-lived assets of lifecell is made on the assumption that lifecell is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of lifecell, no impairment was recognized. The assumptions used in value in use calculation of lifecell were:

A 28.7% post-tax WACC rate for 2017 to 2021, a 27.9% post-tax WACC rate for after 2021 and a 6.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 30.0%.

Belarusian Telecom

The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired as at 31 December 2011. The cumulative impairment loss recognized in the statement of profit and loss is TL 228,774.

Independent appraisals were obtained for fair values to determine recoverable amount for Belarusian Telecom. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2016, impairment test for long-lived assets of Belarusian Telecom is made on the assumption that Belarusian Telecom is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Belarusian Telecom, no impairment was recognized. The assumptions used in value in use calculation of Belarusian Telecom were:

A 29.4% post-tax WACC rate for 2017 to 2021, a 28.7% post-tax WACC rate for after 2021 and a 10.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 30.9%.

Impairment testing for cash-generating units containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom as at 31 December 2016, the date of the goodwill impairment test.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

14.	Intangible assets (continued)

Turkcell Superonline

As at 31 December 2016, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2015: TL 32,834). Impairment testing of goodwill allocated to Turkcell Superonline has not been performed since the carrying amount of goodwill does not have a significant impact on the financial statements on the grounds of materiality level.

	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2016
Cost
GSM and other telecommunication operating licenses	3,950,729	34,494	(4)	4,021,090	—	33,122	8,039,431
Computer software	5,342,056	329,836	(6,444)	390,248	—	20,709	6,076,405
Transmission lines	71,506	96	—	—	—	—	71,602
Central betting system operating right	11,907	—	—	74	—	—	11,981
Indefeasible right of usage	42,132	3,885	—	—	—	—	46,017
Brand name	7,040	—	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Other	29,713	8,607	(184)	185	—	—	38,321
4.5G license not yet available for use	3,984,954	33,316	—	(4,018,270)	—	—	—
Construction in progress	52,597	478,179	—	(391,496)	—	3,595	142,875

Total	13,540,980	888,413	(6,632)	1,831	—	57,426	14,482,018

Accumulated amortization
GSM and other telecommunication operating licenses	1,429,944	445,069	(4)	—	—	3,886	1,878,895
Computer software	3,771,710	454,111	(2,972)	—	—	15,147	4,237,996
Transmission lines	52,058	3,615	—	—	2,530	—	58,203
Central betting system operating right	9,663	925	—	—	—	—	10,588
Indefeasible right of usage	15,446	3,339	—	—	—	—	18,785
Brand name	5,104	704	—	—	—	—	5,808
Customer base	10,111	1,175	—	—	—	—	11,286
Other	14,307	9,693	(183)	—	651	—	24,468

Total	5,308,343	918,631	(3,159)	—	3,181	19,033	6,246,029

Total intangible assets	8,232,637	(30,218)	(3,473)	1,831	(3,181)	38,393	8,235,989

Amortization expenses on intangible assets other than goodwill years ended 31 December 2016, 2015 and 2014 amounting to TL 921,812, TL 549,251, TL 481,737 respectively including impairment losses are recognized in direct cost of revenues.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

14.	Intangible assets (continued)

The impairment losses on intangible assets for the years ended 31 December 2016, 2015 and 2014 are TL 3,181, nil and TL 12,063 respectively and recognized in amortization expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 126,916 for the years ended 31 December 2016 (31 December 2015: TL 123,067).

The amortization expense related to internally generated capitalized software development costs for the years ended 31 December 2016, 2015 and 2014 amounting to TL 30,148 and TL 28,560, TL 25,941 respectively are recognized in direct cost of revenue.

	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
Cost
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	—	—	—	71,506
Central betting system operating right	11,758	149	—	—	—	11,907
Indefeasible right of usage	42,132	—	—	—	—	42,132
Brand name	7,040	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	32,834
Other	22,370	7,111	—	232	—	29,713
4.5G license not yet available for use	—	5,230,471	—	(1,245,517)	—	3,984,954
Construction in progress	3,414	736,817	—	(686,872)	(762)	52,597

Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	—	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	—	(26,295)	3,771,710
Transmission lines	48,530	3,528	—	—	—	52,058
Central betting system operating right	8,786	877	—	—	—	9,663
Indefeasible right of usage	12,552	2,894	—	—	—	15,446
Brand name	4,400	704	—	—	—	5,104
Customer base	8,690	1,421	—	—	—	10,111
Other	6,390	7,917	—	—	—	14,307

Total	4,815,730	549,251	(33,560)	—	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

15.	Investment property

Determination of the fair value of the Group’s investment properties

The fair value of the Group’s investment properties as at 31 December 2016 has been arrived at on the basis of a valuation carried out on the respective dates by independent valuation companies which are authorized by the Capital Markets Board, and have appropriate qualifications and recent experience in the valuation of

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property (continued)

properties in the relevant locations. The fair value of these investment properties was determined using a variety of valuation methods which are: direct capitalization approach and income capitalization approach, cost approach and market approach. In estimating the fair value of the properties, the highest and best use of the property is its current use.

The rental income obtained during the year ended 31 December 2016 is TL 2,317 (31 December 2015: TL 1,836 and 31 December 2014: TL 1,102). Total direct operating expense from investment property during the year ended 31 December 2016 is TL 22 (31 December 2015: TL 126 and 31 December 2014: TL 119).

Details of the Group’s investment properties and information about the fair value hierarchy as at 31 December 2016 and 2015 are as follows:

31 December 2016	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul:
- Istanbul Tepebasi	—	—	321,835	Direct capitalization
- Kucukcekmece	—	—	12,890	Cost approach
Investment properties in Gebze	—	—	12,558	Income capitalization
Investment properties in Izmir	—	—	42,315	Cost approach
Other investment properties	—	—	17,419	Market approach
Other investment properties	—	—	8,946	Cost approach
Other investment properties	—	—	2,410	Direct capitalization

Total	—	—	418,373

31 December 2015	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul:
- Istanbul Tepebasi	—	—	310,070	Direct capitalization
- Kucukcekmece	—	—	12,240	Market approach & Cost approach
Investment properties in Gebze	—	—	11,802	Income capitalization
Investment properties in Izmir	—	—	39,867	Market approach
Other investment properties	—	—	22,281	Market approach
Other investment properties	—	—	5,199	Cost approach

Total	—	—	401,459

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property (continued)

In the “market approach”, a significant increase/ (decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase (decrease) in the fair value.

	31 December 2016	31 December 2015
Cost value
Opening balance	164,467	20,199
Addition	1,005	—
Transfer from tangible fixed assets (*)	—	144,268

Ending balance	165,472	164,467

Accumulated depreciation
Opening balance	(114,895)	(6,801)
Transfer from tangible fixed assets	—	(101,634)
Charge for the year and impairment during the period (**)	(3,530)	(6,460)
Other	(777)	—

Ending balance	(119,202)	(114,895)

Carrying value	46,270	49,572

(*)	The real estates of the Group, which are held for obtaining rental or appreciation income as at 31 December 2015, are classified as investment property.
(**)	Depreciation expenses on investment properties for the year ended 31 December 2014 amounting to TL 2,906 including impairment losses are recognized in direct cost of revenues. The impairment losses on investment property for the year ended 31 December 2016 is nil (31 December 2015: TL 2,592 and 31 December 2014: TL 2,364 and recognized in depreciation expense).

16.	Investments accounted for using the equity method

Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows (The summary of financial statements are presented in USD):

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2015
Fintur (associate)	41.45%	770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

		770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

	Revenues	Profit/loss*	Other comprehensive income (*)	Total comprehensive income (*)
2015
Fintur	1,325,535	327,194	(592,741)	(265,547)

	1,325,535	327,194	(592,741)	(265,547)

	Revenues	Profit/loss*	Other comprehensive income (*)	Total comprehensive income (*)
2014
Fintur	1,801,432	227,988	(47,694)	180,294
A-tel	—	4,191	—	4,191

	1,801,432	232,179	(47,694)	184,485

(*)	The figures present the amounts attributable to the parent.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Investments accounted for using the equity method (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements:

2015
Net assets of Fintur	2,049,934
Proportion of the Group’s ownership interest in Fintur	849,697
Goodwill	132,242

Carrying amount of the Group’s interest in Fintur	981,939

As at 1 October 2016, Fintur has been classified as asset held for sale and reported as discontinued operations (Note 17).

A-Tel

The Company accounted its joint venture A-Tel by applying equity method accounting until 27 August 2014. The Company’s investment in A-Tel amounts to TL 46,624 as at 31 December 2013. In accordance with Settlement Protocol signed with Bereket Holding A.Ş. (formerly known as Bilgin Holding A.Ş.) on 27 August 2014, it has been decided to pay a compensation amounting to TL 30,428 to A-Tel and TL 19,161 has been recorded as other income after the elimination as a result of the decline in initial provision accrued amount from TL 68,750 to TL 30,428. Bereket Holding A.Ş. and Savings Deposits Insurance Funds (“SDIF”) have waived from the lawsuit regarding alleged loss occurred from termination of Service Provider Agreement.

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

17.	Asset held for sale and discontinued operations

Disposal of Fintur

Classification

The Group believes that an exit from Fintur countries is deemed highly probable within one year and therefore Fintur should be classified as held for sale and reported as discontinued operations as at 1 October 2016. The Group is committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate.

Presentation

Fintur is classified as held for sale and discontinued operations and therefore disclosed separately on a single line as discontinued operations in the consolidated statements of comprehensive income and the consolidated statements of cash flows. Investment in Fintur is presented as held for sale in the consolidated statement of financial position. Comparative periods in the consolidated statements of comprehensive income and the consolidated statements of cash flows are restated to reflect the classification of Fintur as discontinued operations.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Asset held for sale and discontinued operations (continued)

Measurement

Equity accounting for Fintur ceased from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. As at 31 December 2016, carrying value of investment in Fintur is TL 1,222,757 (31 December 2015: TL 981,939) which is lower than the fair value less costs to sell indicating that no impairment is required as at 31 December 2016.

The reconciliation of Profit and loss statement of Fintur is listed below (The summary of financial statements are presented in USD);

	1 January - 30 September 2016	1 January- 31 December 2015	1 January- 31 December 2014
Revenue	617,214	1,325,535	1,801,432
Cost of sales	(369,104)	(674,334)	(802,969)

Gross profit	248,110	651,201	998,463

Selling and marketing expenses	(69,983)	(123,244)	(190,534)
General and administrative expenses	(69,818)	(95,380)	(95,123)
Other operating income/ (expenses), net	(31,258)	(23,850)	(161,353)

Operating profit	77,051	408,727	551,453

Finance income/ (expense), net	(61,203)	162,357	(17,317)

Profit before income tax	15,848	571,084	534,136

Total income tax	(30,947)	(128,121)	(133,773)

Profit for period	(15,099)	442,963	400,363

Attributable to:
-owners of the parent	(28,695)	327,194	227,988
-non-controlling interests	13,596	115,769	172,375

Profit for period	(15,099)	442,963	400,363

The dividend received amounting to TL 92,263 related to the discontinued operations have been classified in operating cash flows in the statement of cash flows in 2014.

18.	Other non-current assets

	2016	2015
Advances given for fixed assets (*)	217,658	7,972
Prepaid expenses	183,029	175,543
Receivables from Public Administration (Note 37)	72,848	72,848
Deposits and guarantees given	29,201	23,671
VAT receivable	28,772	121,905
Others	43,726	40,001

	575,234	441,940

(*)	Includes fixed asset advances given related to 4.5G license capital expenditure as at 31 December 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2016 and 2015 are attributable to the following:

	Assets		Liabilities		Net
	2016	2015	2016	2015	2016	2015
Property, plant & equipment and intangible assets	3,516	9,172	(532,547)	(303,063)	(529,031)	(293,891)
Investment	33,242	34,765	(90,209)	(69,502)	(56,967)	(34,737)
Provisions and employee terminaton benefit	55,288	70,206	—	—	55,288	70,206
Trade and other payables	57,686	36,632	—	—	57,686	36,632
Tax credit carry forwards (Investment tax credit)	1,508	29,799	—	—	1,508	29,799
Tax Allowance	32,200	—	—	—	32,200	—
Other items	65,905	142,344	(33,494)	(15,175)	32,411	127,169

Tax assets / (liabilities)	249,345	322,918	(656,250)	(387,740)	(406,905)	(64,822)

Net of tax	(198,090)	(274,303)	198,090	274,303	—	—

Net tax assets / (liabilities)	51,255	48,615	(458,160)	(113,437)	(406,905)	(64,822)

Movement in temporary differences as at 31 December 2016 and 2015 are attributable to the following:

	2016	2015
Opening balance	(64,822)	(1,240)
Income statement charge	(222,497)	(75,815)
Tax charge relating to component of other comprehensive income	(7,066)	5,196
Prior year corporate tax basis differences	(109,640)	—
Exchange differences	(2,880)	7,037

Closing balance, net	(406,905)	(64,822)

As at 31 December 2016, expiration of unrecognized tax losses is as follows:

Expiration Date	Amount
2017	998
2018	4,726
2019	172
2020	53
2021	74
2022	271,606
2023	127,199
2024-2026	1,098,108
Indefinite	1,551,055

Total	3,053,991

The financial losses arising from lifecell and Belarus Telekom are TL 1,433,685 (31 December 2015: TL 1,319,313) and TL 1,496,699 (31 December 2015: TL 1,200,185), respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Trade receivables and accrued income

	31 December 2016	31 December 2015
Receivables from subscribers	1,223,183	1,218,126
Undue assigned contracted receivables	1,215,314	2,216,010
Accrued income	558,169	393,049
Accounts and checks receivable	293,238	271,743

	3,289,904	4,098,928

Trade receivables are shown net of allowance for doubtful debts amounting to TL 964,080 as at 31 December 2016 (31 December 2015: TL 816,071). The change in allowance for trade receivables and due from related parties is disclosed in Note 38.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to TL 156,647 and TL 134,798 as at 31 December 2016 and 2015, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 217,492 (31 December 2015: TL 834,833).

The accounts and checks receivable represents receivables from distributors and roaming receivables.

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 34.

21.	Receivables from financial services

	31 December 2016	31 December 2015
Current receivables from financial services	1,486,906	—
Non- current receivables from financial services	909,466	—

	2,396,372	—

The change in allowance for receivables from financial services is disclosed in Note 34.

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

22.	Inventory

	31 December 2016	31 December 2015
Mobile phones	79,782	31,469
Devices	31,929	15,708
SIM cards	11,852	13,723
Materials for tower construction	786	7,999
Other	7,624	6,572

	131,973	75,471

Cost of inventories incurred as expense and recognized in cost of sales for the years ended 31 December 2016, 2015 and 2014 are amount to TL 579,400, TL 277,489 and TL 295,708 respectively.

23.	Other current assets

	31 December 2016	31 December 2015
Prepaid expenses	294,540	290,063
Prepayment for subscriber acquisition cost	108,628	98,656
Advances given to suppliers	57,020	34,554
Receivables from tax office	52,561	1,618
VAT receivable	49,211	763,844
Special communication tax to be collected from subscribers	36,940	32,755
Receivables from ministry of transport, maritime affairs and communications (Note 37)	32,299	29,782
Restricted cash	289	349,243
Other	138,647	89,171

	770,135	1,689,686

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fees.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

As at 31 December 2015, VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447.

As at 31 December 2015, restricted cash amounting to TL 349,243 represents the time deposits at a local bank as guarantees in connection with the loans utilized by lifecell.

24.	Cash and cash equivalents

	31 December 2016	31 December 2015
Cash in hand	223	453
Cheques received	—	3
Banks	6,051,472	2,912,741
- Demand deposits	569,826	572,895
- Time deposits	5,481,646	2,339,846
Investment funds, bonds and bills	657	5,599

Cash and cash equivalents	6,052,352	2,918,796

As at 31 December 2016, the average maturity of time deposits is 49 days (31 December 2015: 27 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 34.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

25.	Equity

Share capital

As at 31 December 2016, common stock represented 2,200,000,000 (31 December 2015: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be TL 1. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of share capital registered by trade registry.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2016, total number of pledged shares hold by various institutions is 995,509 (31 December 2015: 995,509).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

25.	Equity (continued)

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

Treasury shares

The Company has purchased 6,815,563 shares back with a price range of full TL 8.92 to 9.99 as part of the share buyback decision on 27 July 2016. Total of the transactions are TL 65,607. Treasury shares are deducted from Equity.

Dividends

Turkcell:

On 23 March 2016, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2015 amounting to TL 1,200,000 (equivalent to USD 340,987 as at 31 December 2016), which represented approximately 58% of distributable income. This represents a gross cash dividend of full TL 0.5454545 (net TL 0.4636364) (equivalent to full USD 0.15 and USD 0.13 respectively as at 31 December 2016) per share. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on 29 March 2016.

Inteltek:

According to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 22 June 2015 and 11 November 2015, Board of Directors decided to pay dividend amounting to TL 205,648 from the profit realized in years 2012, 2013 and 2014 and the nine months of period of 2015. The dividend payments were completed in 2015.

According to resolution of Extraordinary General Assembly Meeting of Inteltek held on 24 March 2016, the shareholders resolved capital decrease amount of TL 20,000. The payment to the shareholders was executed on 30 June 2016.

According to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 30 June 2016, Board of Directors decided to pay dividend amounting to TL 53,586 from the profit realized in 2015 (remaining amount after deducting advance dividends paid in November 2015 amounting to TL 32,192) and TL 20,455 from the profit realized for six months period of 2016. In addition, Board of Directors decided to pay dividend from legal reserves amounting to TL 25,710 which can be distributed after capital reduction. The dividend payments were completed as at 31 December 2016.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek held in 2014 and 2015, Azerinteltek’s Board of Directors has decided to pay the dividend accrued for fourth quarter of 2014 and 2015 amounting to AZN 5,895 (equivalent to TL 11,736 as at 31 December 2016). Dividend payments have been completed in 2015.

According to resolution of the General Assembly Meeting of Azerinteltek held in 2016, Board of Directors decided to pay advance dividend amounting to AZN 4,793 (equivalent to TL 9,542 as at 31 December 2016) from the profit realized for the first nine months of 2016). Dividend payments have been completed in 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

26.	Earnings per share

The calculations of basic earnings per share were based on the profit attributable to ordinary shareholders for the years ended 31 December 2016, 2015 and 2014 of TL 1,492,088, TL 2,067,654 and TL 1,864,640 respectively and a weighted average number of shares outstanding for the years ended 31 December 2016, 2015 and 2014 is 2,193,184,437, 2,200,000,000 and 2,200,000,000 respectively calculated as follows:

	2016	2015	2014
Numerator:
Net profit for the period attributed to owners	1,492,088	2,067,654	1,864,640
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,200,000,000	2,200,000,000

Basic earnings per share (in full TL)	0.68	0.94	0.85

(*)	Note 25- Treasury shares

	2016	2015	2014
Numerator:
Net profit for the period attributed to owners	1,534,252	1,700,318	1,661,819
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,200,000,000	2,200,000,000

Basic earnings per share-from continuing operations (in full TL)	0.70	0.77	0.76

(*)	Note 25- Treasury shares

27.	Other non-current liabilities

	2016	2015
Consideration payable in relation to acquisition of Belarusian Telecom	295,062	235,281
Deferred revenue	74,241	83,889
Deposits and guarantees taken from agents	58,244	47,500

	427,547	366,670

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent payment to the seller. Payment of $100,000 (equivalent to TL 351,920 as at 31 December 2016) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2015: the first quarter of 2020). Discount rate of 5.6% used for the present value calculation of the consideration payable in relation to acquisition of Belarusian Telecom as at 31 December 2016 (31 December 2015: 5.1%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

28.	Borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 34.

	31 December 2016	31 December 2015
Non-current liabilities
Unsecured bank loans	5,300,756	2,086,871
Secured bank loans	3,580	4,262
Finance lease liabilities	41,539	36,449
Debt securities issued	1,589,227	1,360,204

	6,935,102	3,487,786

Current liabilities
Unsecured bank facility	1,581,135	130,109
Secured bank facility	—	311,682
Current portion of unsecured bank loans	922,867	196,385
Current portion of secured bank loans	2,054	1,930
Current portion of finance lease liabilities	6,575	5,389
Debt securities issued	333,429	80,959

	2,846,060	726,454

The Company signed a loan agreement with BNP Paribas, Citibank, HSBC, ING and Intesa Sanpaolo SpA for an amount of USD 500,000 (equivalent to TL 1,759,600 as at 31 December 2016) and EUR 445,315 (equivalent to TL 1,652,074 as at 31 December 2016) with an availability period until 30 June 2016 to be utilized by the Company and its subsidiaries for the purpose of funding infrastructure investments and any other potential investment opportunities. Each respective unsecured loan has 2 years grace period, 5 years maturity, principal repayment every 6 months and an annual interest rate of 3 month LIBOR/EURIBOR+2%. As at 31 December 2016, the Company has utilized USD 500,000 and EUR 445,315 under this agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

28.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2016			31 December 2015
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest Rate	Year of maturity	Carrying amount
Unsecured bank loans	USD	Floating	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533	Libor+2.6%	2017	189,542
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2018-2025	3,593,110	Euribor+2.2%	2019-2025	1,585,939
Unsecured bank loans	TL	Fixed	10.4%-12.6%	2017-2018	1,819,944	8.3%-10.9%	2016-2017	507,775
Unsecured bank loans	UAH	Fixed	13.5%-18.6%	2017	407,171	20%	2016	130,109
Secured bank loans (*)	UAH	Fixed	—	—	—	25%	2016	311,682
Secured bank loans (**)	BYN	Fixed	12%-16%	2020	5,634	12%-16%	2016-2020	6,192
Debt securities issued	USD	Fixed	5.8%	2025	1,683,700	5.8%	2025	1,441,163
Debt securities issued	TL	Fixed	10.7%	2017	238,956	—	—	—
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	48,034	3.4%	2016-2024	41,750
Finance lease liabilities	USD	Fixed	18%-28%	2017-2018	80	18%-28%	2016-2018	88

					9,781,162			4,214,240

(*)	Secured by the blocked deposit amounting to USD 120,114 (equivalent to TL 349,243 as at 31 December 2015), in connection with the loans utilized by lifecell.
(**)	Secured by the Government of the Republic of Belarus.

Finance lease liabilities are payable as follows:

	31 December 2016			31 December 2015
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	7,908	1,333	6,575	6,627	1,238	5,389
More than one year	46,365	4,826	41,539	42,357	5,908	36,449

	54,273	6,159	48,114	48,984	7,146	41,838

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

29.	Employee benefits

IAS 19 “Employee Benefits” requires remeasurements of employee termination benefit valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 9, such remeasurements of employee termination benefit gains/losses are recognized within other comprehensive income starting from 31 December 2012. The retirement pay liability is calculated annually by independent actuaries using the projected unit credit method. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate 3.43% depending on the expected payout date (31 December 2015: between 4.55% and 4.80%).

As at 31 December 2016 and 2015, unused vacation pay provision for the Group are TL 43,798 and TL 40,434 respectively.

Movement in the reserve for employee termination benefits as at 31 December 2016 and 2015 are as follows:

	2016	2015
Opening balance	74,435	58,238
Provision set during the period	25,933	17,670
Remeasurements of employee termination benefit loss	34,532	13,466
Unwind of discount	8,361	4,190
Payments made during the period	(22,506)	(19,129)

Closing balance	120,755	74,435

Remeasurements of employee termination benefit loss amounting to TL 34,532 has been reflected in other comprehensive income for the year ended 31 December 2016 (31 December 2015: TL 13,466 remeasurements of employee termination benefit loss and 31 December 2014: TL 819 remeasurements of employee termination benefit loss).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 7,722, TL 8,364 and TL 7,876 in relation to defined contribution retirement plan for the years ended 31 December 2016, 2015 and 2014 respectively.

As at 31 December 2016 and 2015, sensitivity analysis is performed for the significant assumptions of defined benefit obligation:

31 December 2016	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change	(14.7%)	18.1%	18.6%	(15.1%)

Net effect to defined benefit obligation	(17,751)	21,857	22,460	(18,234)

31 December 2015	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change	(9.4%)	10.8%	11.2%	(9.5%)

Net effect to defined benefit obligation	(7,021)	8,007	8,323	(7,097)

30.	Deferred revenue

Deferred revenue primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2016 and 2015. The amount of deferred revenue is TL 93,800 and TL 121,078 as at 31 December 2016 and 2015, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

31.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2015	161,293	117,093	278,386
Provision made/ (reversed) during the year (*)	(155,792)	12,622	(143,170)
Unwind of discount	—	3,308	3,308
Transfer to current provision	(1,398)	—	(1,398)
Effect of change in foreign exchange rate	—	(6,507)	(6,507)

Balance at 31 December 2015	4,103	126,516	130,619

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2016	4,103	126,516	130,619
Provision made/ (reversed) during the year	4,312	52,031	56,343
Unwind of discount	—	(1,308)	(1,308)
Transfer to current provision	(1,526)	—	(1,526)
Effect of change in foreign exchange rate	—	3,413	3,413

Balance at 31 December 2016	6,889	180,652	187,541

(*)	Regarding to the settlement made with Turk Telekom Group (Note 32 and Note 37), the Company has reversed legal provision amounting to TL 156,864 as at 31 December 2015.

Legal provisions are set for the probable cash outflows related to legal disputes.

Obligations for dismantling, removing and site restoration provisions are mainly resulted from operations in Turkey. The rate used for these provisions is 5.4% as at 31 December 2016 (31 December 2015: 4.8%).

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2015	8,111	121,463	129,574
Provision made/ (reversed) during the year	2,811	178,416	181,227
Provisions used during the year	(1,861)	(155,491)	(157,352)
Unwind of discount	13	126	139
Transfer to non-current provision	1,398	—	1,398
Effect of change in foreign exchange rate	(212)	(2,659)	(2,871)

Balance at 31 December 2015	10,260	141,855	152,115

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

31.	Provisions (continued)

	Legal	Bonus	Other	Total
Balance at 1 January 2016	10,260	141,855	—	152,115
Provision made/ (reversed) during the year	140,457	251,005	785	392,247
Provisions used during the year	(134,019)	(220,269)	—	(354,288)
Transfer to non-current provision	1,526	—	—	1,526
Effect of change in foreign exchange rate	42	800	—	842

Balance at 31 December 2016	18,266	173,391	785	192,442

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 37, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to TL 173,391 comprises mainly the provision for the year ended 31 December 2016 and is planned to be paid in February 2017.

32.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2016 and 2015 is as follows:

	2016	2015
Payables to suppliers	1,718,788	1,555,767
4.5G license payable	1,522,615	2,591,235
Taxes and withholdings payable	302,346	319,542
License fee and ICTA share accrual	262,748	216,602
Selling and marketing expense accrual	58,879	68,531
Accrual for Evrensel Project (Note 37)	—	39,767
Payables regarding the legal settlement with Turk Telekom Group	—	309,250
Other	236,615	182,376

	4,101,991	5,283,070

Balances payables to suppliers are arising in the ordinary course of business.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

33.	Derivative instruments

Details of currency and interest swap contracts are given below:

Currency and Interest swap contracts
Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity
TL	18,455	EUR	5,000	86	3 January 2017
TL	73,400	EUR	20,000	598	24 Mar 2017
TL	824,750	EUR	250,000	116,674	12 April 2021
TL	328,600	EUR	100,000	47,949	12 April 2021
TL	495,000	EUR	150,000	81,534	12 April 2021
TL	435,000	USD	150,000	84,416	16 September 2020
TL	293,500	USD	100,000	51,481	16 September 2020

Total current derivative financial instruments assets				382,738

Total current derivative financial instruments assets includes 8,220 TL interest income.

Details of currency forward contracts as at 31 December 2015 is given below:

Currency forward contracts
Buy
Foreign currency	Notional Amount	Fair value (TL)	Maturity
USD	57,732	216	4 January 2016

Currency and Interest swap contracts as at 31 December 2016
Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity
TL	21,009	USD	5,960	(55)	3 January 2017
TL	7,050	USD	2,000	(18)	3 January 2017

Total current derivative financial instruments liabilities				(73)

As at 31 December 2016, total current derivative financial instruments liabilities includes 40,367 TL interest expense accrual additionally.

Currency and Interest swap contracts as at 31 December 2015
Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity
EUR	180,000	USD	196,961	(769)	4 January 2016
EUR	277,000	USD	303,218	(1,521)	4 January 2016

Total current derivative financial instruments liabilities				(2,290)

Currency forward contracts as at 31 December 2016
Buy
Foreign currency	Notional Amount	Fair value (TL)	Maturity
USD	30,071	(1,286)	28 February 2017

Total current derivative financial instruments liabilities		(1,286)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2016	2015
Trade receivables	20	3,525,297	4,935,184
Receivables from financial services	21	2,396,372	—
Cash and cash equivalents*	24	6,052,129	2,918,343
Other current assets**	23	93,376	394,089
Other non-current assets**	18	—	12,687
Due from related parties-current	38	5,861	11,760
Currency and interest swap contracts		390,958	—

		12,463,993	8,272,063

*	Cash on hand is excluded from cash and cash equivalents.
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2016	2015
Receivable from subscribers	3,061,130	4,600,214
Receivables from financial services	2,396,372	—
Receivables from distributors and other operators	376,204	283,095
Other	93,824	63,635

	5,927,530	4,946,944

The aging of trade receivables and due from related parties as at 31 December 2016 and 2015:

	2016	2015
Not past due	3,138,051	4,508,081
1-30 days past due	184,484	197,250
1-3 months past due	101,069	125,497
3-12 months past due	107,554	116,116

	3,531,158	4,946,944

The aging of receivables from financial operations as at 31 December 2016 and 2015:

	2016	2015
Not past due	2,350,375	—
1-30 days past due	14,787	—
1-3 months past due	1,746	—
3-12 months past due	29,464	—

	2,396,372	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2016 and 31 December 2015 is as follows:

	31 December 2016	31 December 2015
Opening balance	816,373	727,732
Impairment loss recognized	452,767	445,482
Collection made	(251,553)	(248,894)
Effect of change in foreign exchange rate	5,038	(2,563)
Amounts written-off	(58,314)	(105,384)

Closing balance	964,311	816,373

The impairment loss recognized of TL 452,767 for the year ended 31 December 2016 relates to its estimate of incurred losses in respect of trade receivables and due from related parties(31 December 2015: TL 445,482).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

The change in allowance for receivables from financial operations as at 31 December 2016 and 31 December 2015 is as follows:

	31 December 2016	31 December 2015
Opening	—	—
Impairment loss recognized	11,593	—
Collection made	(1,423)

Closing	10,170	—

Liquidity risk

Current cash debt coverage ratio as at 31 December 2016 and 2015 is as follows:

	2016	2015
Cash and cash equivalents	6,052,352	2,918,796
Current liabilities	7,358,858	6,304,417
Current cash debt coverage ratio (*)	82%	46%

(*)	Fluctuation between cash debt coverage ratios as at 31 December 2016 and 2015 resulted from the dividend paid in 2015, current portions of 4.5G license payable and debt securities issued (Note 25, 32 and 28 respectively).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Liquidity risk (continued)

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

	31 December 2016							31 December 2015
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	5,634	(7,691)	(1,123)	(1,077)	(2,015)	(3,476)	—	317,874	(327,188)	(319,116)	(1,050)	(1,997)	(5,025)	—
Unsecured bank Loans	7,804,758	(8,458,901)	(1,332,478)	(1,330,322)	(1,433,790)	(3,187,687)	(1,174,624)	2,413,365	(2,753,323)	(311,931)	(27,032)	(647,846)	(523,845)	(1,242,669)
Finance lease Liabilities	48,114	(54,276)	(70)	(7,840)	(6,648)	(19,859)	(19,859)	41,838	(48,985)	(6,622)	(5)	(5,300)	(15,897)	(21,161)
Debt securities issued	1,922,656	(2,824,066)	(298,767)	(48,767)	(97,535)	(292,604)	(2,086,393)	1,441,163	(2,289,736)	(41,797)	(41,797)	(83,594)	(250,780)	(1,871,768)
Trade and other payables*	3,241,402	(3,266,123)	(3,266,123)	—	—	—	—	5,726,862	(5,825,730)	(3,195,806)	(1,314,962)	(1,314,962)	—	—
Due to related parties	11,201	(11,201)	(11,201)	—	—	—	—	6,555	(6,555)	(6,555)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 27)	295,062	(351,920)	—	—	—	(351,920)	—	235,281	(290,760)	—	—	—	(290,760)	—
Derivative financial liabilities
Currency and interest swap contracts	40,440	46	46	—	—	—	—	2,290	(2,159)	(2,159)	—	—	—	—
Buy	—	28,059	28,059	—	—	—	—	—	1,452,163	1,452,163	—	—	—	—
Sell	—	(28,013)	(28,013)	—	—	—	—	—	(1,454,322)	(1,454,322)	—	—	—	—
Currency forward contracts	1,286	(1,286)	(1,286)	—	—	—	—	(216)	(390)	(390)	—	—	—	—
Buy	—	105,826	105,826	—	—	—	—	—	167,862	167,862	—	—	—	—
Sell	—	(107,112)	(107,112)	—	—	—	—	—	(168,252)	(168,252)	—	—	—	—

TOTAL	13,370,553	(14,975,418)	(4,911,002)	(1,388,006)	(1,539,988)	(3,855,546)	(3,280,876)	10,185,012	(11,544,826)	(3,884,376)	(1,384,846)	(2,053,699)	(1,086,307)	(3,135,598)

*	Advances taken, license fee accruals, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911

	787,881	56,396

Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	—
Other non-current liabilities	(96,481)	—
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	—
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	—	(399,865)
Due to related parties	(312)	(141)

	(921,756)	(1,746,036)

Exposure related to derivative instruments
Currency swap contracts	(500,179)	457,000
Currency forward contracts	57,732	—

Net exposure	(576,322)	(1,232,640)

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties-current	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057

	842,933	449,561

Foreign currency denominated liabilities
Loans and borrowings-non current	(483,910)	(959,482)
Debt securities issued-non- current	(451,588)	—
Other non-current liabilities	(99,273)	—
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	—
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)

	(1,317,126)	(1,407,793)

Exposure related to derivative instruments
Currency and interest swap contracts	257,960	525,000
Currency forward contracts	(30,071)	—

Net exposure	(246,304)	(433,232)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December	31 December	31 December	31 December
	2016	2015	2016	2015
USD/TL	3.0059	2.7271	3.5192	2.9076
EUR/TL	3.3179	3.0219	3.7099	3.1776
USD/BYN (*)	1.9846	15,917	1.9585	18,569
USD/UAH	25.5570	21.7893	27.1909	24.0007

(*)	The official currency of the Republic of Belarus has redenominated on 1 July 2016. As a result, BYR 10,000 has become BYN 1 starting from 1 July 2016.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 31 December 2016 and 31 December 2015 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2016	31 December 2015
USD	86,679	167,572
EUR	160,725	391,683

10% weakening of the TL, UAH, BYN against the following currencies as at 31 December 2016 and 31 December 2015 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2016	31 December 2015
USD	(86,679)	(167,572)
EUR	(160,725)	(391,683)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Interest rate risk

As at 31 December 2016 and 2015 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2016		31 December 2015
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	24
USD		3.6%	2,817,650	2.6%	1,787,190
EUR		2.0%	1,383,978	2.6%	54,814
TL		11.0%	1,243,843	12.8%	481,264
Other		11.1%	36,175	16.6%	16,578
Restricted cash	23
TRY		—	—	2.3%	349,243
Finance lease obligations	28
USD		20.7%	(80)	20.5%	(88)
EUR		3.4%	(48,034)	3.4%	(41,750)
Unsecured bank loans	28
TL fixed rate loans		12.1%	(1,819,944)	10.2%	(507,775)
UAH fixed rate loans		15.0%	(407,171)	24.4%	(130,109)
Secured bank loans
BYN fixed rate loans		11.9%	(5,634)	11.9%	(6,192)
UAH fixed rate loans		—	—	29.1%	(311,682)
Trade and other payables (*)
EUR fixed rate payables	32	2.6%	(1,522,615)	2.6%	(3,861,845)
Debt securities issued	28
USD		5.8%	(1,683,700)	5.8%	(1,441,163)
TRY		10.7%	(238,956)	—	—
Variable rate instruments	28
USD floating rate loans		3.2%	(1,984,533)	3.1%	(189,542)
EUR floating rate loans		2.3%	(3,593,110)	2.4%	(1,585,939)

(*)	Includes 4.5G license payables related to the frequency bands which the Company has been awarded with.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2016 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2016 and 2015.

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2016
Variable rate instruments (financial liability)	(55,776)	55,776	—	—

Cash flow sensitivity (net)	(55,776)	55,776	—	—

31 December 2015
Variable rate instruments (financial liability)	(17,755)	17,755	—	—

Cash flow sensitivity (net)	(17,755)	17,755	—	—

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

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2016	31 December 2015	Fair Value hierarchy	Valuation Techniques
Currency swap contracts	611	(2,290)	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Participating cross currency swap contracts (*)	382,054	—	Level 3	Pricing models based on discounted cash flow analysis using the observable yield curve
Currency forward contracts	(1,286)	216	Level 2	Pricing models based on period end foreign currency rates.
Consideration payable in relation to acquisition of Belarusian Telecom (**)	(295,062)	(235,281)	Level 3	Net present value

There were no transfers between levels in the period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Fair values (continued)

(*)	Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000 in total and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. Regarding this contract, TL 40,367 accrual of interest expense and TL 8,220 accrual of interest income has been reflected to financial statements as at 31 December 2016. Since bid-ask spread is unobservable input; in valuation of currency and interest swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of currency and interest swap contracts would be lower amounting to TL 23,291 as at 31 December 2016.
(**)	Discount rate of 5.6% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 December 2016 (31 December 2015: 5.1%). Company management expects consideration payable to be paid during the first quarter of 2020 (31 December 2015: the first quarter of 2020).

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on recurring base is stated below:

Participating cross currency swap contracts:

31 December 2016
Opening balance	—
Total gains or losses:
in profit or loss	382,054

Closing balance	382,054

Consideration payable in relation to acquisition of Belarusian Telecom:

	2016	2015
Opening balance	235,281	163,234
Total gains or losses:
in profit or loss	59,781	72,047

Closing balance	295,062	235,281

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Fair values (continued)

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2016		31 December 2015
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Assets carried at amortized cost
Other non-current assets**	18	—	—	12,687	12,687
Due from related parties-short term	38	5,861	5,861	11,760	11,760
Trade receivables and accrued income*	20	3,525,297	3,525,297	4,935,184	4,935,184
Receivables from financial services	21	2,396,372	2,396,372	—	—
Other current assets**	23	93,376	93,376	393,873	393,873
Currency forward contracts	23	—	—	216	216
Currency and interest swap contracts	23	8,220	8,220	—	—
Cash and cash equivalents***	24	6,052,352	6,052,352	2,918,796	2,918,796

		12,081,478	12,081,478	8,272,516	8,272,516

Liabilities carried at amortized cost
Loans and borrowings-long term	28	(5,345,875)	(5,345,875)	(2,127,582)	(2,127,582)
Loans and borrowings-short term	28	(2,512,631)	(2,512,631)	(645,495)	(645,495)
Debt securities issued***	28	(1,922,656)	(1,921,199)	(1,441,163)	(1,430,409)
Trade and other payables****	32	(3,241,402)	(3,241,402)	(5,726,862)	(5,726,862)
Due to related parties	38	(11,201)	(11,201)	(6,555)	(6,555)
Currency and interest swap contracts	28	(40,440)	(40,440)	(2,290)	(2,290)
Currency forward contracts	28	(1,286)	(1,286)	—	—

		(13,075,491)	(13,074,034)	(9,949,947)	(9,939,193)

*	Includes non-current trade receivables amounting to TL 235,393 (31 December 2015: TL 836,256).
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
***	Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.
****	Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

35.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2016	2015
Less than one year	163,336	163,526
Between one and five years	345,374	206,030
More than five years	101,328	7,478

	610,038	377,034

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

35.	Operating leases (continued)

Payments recognized as an expense:

	2016	2015	2014
Minimum lease payments	837,575	751,816	573,973
Contingent lease payments	—	1,733	2,848

Total	837,575	753,549	576,821

Payments are recognized under cost of sales and administration expenses for the years ended 31 December 2016, 2015 and 2014.

36.	Guarantees and purchase obligations

As at 31 December 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 915,868 (31 December 2015: TL 2,752,139). Payments for these commitments are going to be made in a 5 year period.

As at 31 December 2016, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,370,724 as at 31 December 2016 (31 December 2015: TL 2,058,810).

As at 31 December 2016, the amounts the Company has commitments regarding lifecell’s 3G license purchases amounted to UAH 479,009 (equivalent to TL 61,996 as at 31 December 2016). (31 December 2015: UAH 426,311 (equivalent to TL 51,646 as at 31 December 2015)).

37.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

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

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, Turkcell has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License

The 4.5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, Turkcell started to provide 4.5G services on 1 April 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2018. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 657 out of a total of 22,552 settlements.

lifecell:

lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As at December 28, 2016, lifecell owned 27 frequency use licenses for IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800 microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to company name change in March 2016 and are valid for 15 years. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, twelve permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As at 31 December 2016, Inteltek has a letter of guarantee of TL 159,752 (31 December 2015: TL 159,752) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at31 December 2016, Inteltek has a letter of guarantee of TL 25,000 (31 December 2015: TL 25,000) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

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

Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerlotereya. As at 1 January 2016, the authorization for the sales of lottery tickets has extended for one year.

Management believes that the Group is in compliance with the terms and conditions of the license agreements in all material respects as at 31 December 2016 and 2015.

37.1	Onerous Contracts

Universal Project that the Company started on 17 January 2013, in order to construct and operate a mobile communication infrastructure in rural areas not covered by 2G network for the Ministry of Transport, Maritime Affairs and Communications , has been completed as of 3 March 2016. The Company has continued to provide operational services after 3 March 2016. Since the management of the Company anticipates that TL 32,299 arising from the services provided after the contract period can be collected, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016.

37.2	Dispute on Treasury Share Amounts

The Concession Agreement signed by the Company on 27 April 1998 has been renewed by virtue of the Provisional Article 2 of the Law No. 4673 and it was entered into force on 13 February 2002 upon signature by BTK; certain amendments have been made after the enactment of the Law No. 5398 dated 3 July 2005; subsequently, the agreement has been renewed on 25 February 2009 after the additional frequency band tender for GSM 900 dated 20 June 2008. The Company also signed another concession agreement on 30 September 2009 for rendering 3G mobile telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.2	Dispute on Treasury Share Amounts (continued)

The Company is obliged to pay each month 90% of, 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share and 10% of the remaining as the universal services share to the Ministry of Transport, Maritime Affairs and Communications. The Company is also obliged to pay once a year 0,35% of its gross sale as the Authority contribution share.

As per Article 51 titled as “Applicable Law and Settlement of Disputes” of the 2G Concession Agreement, the parties agreed that the disputes shall be settled by three arbitrators to be appointed in accordance with the arbitration rules of the International Chamber of Commerce. According to the said provision, the disputes arising from the scope, execution and termination of the agreement shall be first referred to the Licensing Coordination Committee; if it is not settled by this way within 30 days; one of the parties shall notify the other party by a letter on the outline, reasons of the dispute and its intention to commence arbitration proceedings; if the dispute cannot be settled within 15 days as of such notification, the dispute shall be solved by arbitration.

As per Article 45 titled as “Applicable Law and Settlement of Disputes” of the 3G Concession Agreement, the Council of State is authorized to solve the disputes arising from the agreement and its annexes thereof.

The Undersecretariat of Treasury alleged that the Company made deficient treasury payments in the past and sent requests for payment and BTK requested penalty fee over the alleged underpaid treasury share amounts. The Company took legal steps to object to these requests and legal proceedings are ongoing. The maximum loss of the Company, excluding the interest for late payment arising from these disputes, for 2G Concession Agreement and 3G Concession Agreement could be TL 374,936 and TL 49,634, respectively.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

37.3	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed 60 lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim.

Respective Courts accepted 24 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. The Company replied these requests. . The Council of State decided that there is no need to grant a decision by the reason of waiver during the appeal process.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2011. The Company appealed the decisions regarding the parts against the Company. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process by the Company. The appeal process is pending.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. No provision for the aforementioned amount is recognized in the consolidated financial statements so that it was shown in other receivables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.3	Dispute on Special Communication Tax (continued)

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2010. The Company appealed the decisions regarding the parts against the Company. The Council of State rejected the stay of execution requests, made during the appeal process by the Company. The Council of State decided that there is no need to grant a decision by the reason of waiver during the appeal process.

The Court rejected the other 12 cases filed for the cancellation of the fined tax assessment (TL 122,802), related to the year 2012. The Company appealed the respective decisions. The Council of State partially accepted the Company’s request for the stay of execution of the First Instance Court’s decisions during the appeal process. The Council of State decided that there is no need to grant a decision by the reason of waiver during the appeal process.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office accepted the restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. Within this scope the Company submitted the waiver petition to the Tax Office related with the cases for these years. On the other hand, Tax Office rejected the application for the restructuring of the SCT regarding the dispute on the tax amount for the year 2011. The Company filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The case is pending.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and no notification has been received regarding the result of the investigation by the Company.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the consolidated financial statements as at and for the period ended 31 December 2016 amounting to 14,866 TL (31 December 2015: None).

37.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011 and 2012 which are the key input for the calculation and payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 3 separate administrative fines to the Company amounting TL 8,251 in total. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and a usage fee which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 113,353. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated.

The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and

3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and

23 December 2014. The expert report has been notified to the Company, for the case dated

13 October 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report and the Court decided to take an additional expert report. The cases are pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)

On the other hand, as a result of the investigation on the same subject for the period of 2013, ICTA has imposed an administrative fine to the Company in the amount of TL 2,989 and decided that the deficiently paid amount of TL 21,191 should be collected from the Company. The amount of TL 2,241 administrative fine which was issued on 27 September 2016 have been paid within 1 month following the notification of the decision of ICTA, and 25% discount have been applied. The Company filed a lawsuit for the cancellation of aforementioned administrative fine and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. The case is pending.

On the other hand, as a result of the investigation on the same subject for the period of 2014, ICTA has decided that the deficiently paid amount of TL 124 should be collected from the Company. On 29 December 2016 Company applied to ICTA and appealed the decision to ICTA Board again.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

37.5	Disputes regarding the Law on the Protection of Competition

With the decision dated 6 June 2011 and numbered 230 established on the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and infringements of Article 4 and 6 of the Law No. 4054, it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed in the Council of State for the stay of execution and the cancellation of the execution of Article 4 and 6 by the Company.

The Council of State accepted the Company’s request for stay of execution for the part of the Competition Board decision related to the administrative fine amounting to TL 91,942but rejected the request for the part of the decision stating that the Company abused its dominant position with its practices subject to the Competition Board decision and has to end this violation. The Competition Board objected to the decision for the accepted part and the Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the first instance court so as to be examined for the reasons related to the basis of the Competition Board’s stay of execution decision. Upon this decision, the Council of State rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. Vodafone demanded to be accepted to the case, as the intervening party. The Company also objected to this demand too. The Court accepted the Vodafone’s demand to intervene. The hearing took place on 8 March 2016. The Court granted an interim decision after the hearing and requested some information and documents from the Competition Authority. The Competition Authority responded to the interim decision. The Company submitted its statements against the petition of the Competition Authority.

On 8 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order on 13 March 2012. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Dogan Dagitim Satis Pazarlama Odeme Aracilik ve Tahsilat Sistemleri A.S. filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.5	Disputes regarding the Law on the Protection of Competition (continued)

of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company. The court decided to wait for the Council of State’s final decision. The Court dismissed the interim decision on the expectation of the Council of State files, appointed the day of the hearing and decided to request information on the latest status of the files. The case is still pending.

Mobiltel İletisim Hizmetleri Sanayi ve Ticaret A.S. filed a lawsuit against the Company on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The court decided to obtain an expert report and to wait for the Council of State’s final decision. The lawsuit is pending.

Pamuk Elektronik whose dealership agreement was terminated initiated a lawsuit with a claim of a compensation three times of its alleged damages due to the Company’s actions falling within the scope of the Competition Board’s administrative monetary fine in the amount of TL 91,942 and also with a compensation claim in the amount of TL 2,100 due to the alleged unjust termination of the agreement. The Company submitted its reply petition within the time limits.

The Court dismissed the case based on the ground that the dispute should be settled by arbitration since there is an arbitration clause in the agreement. Pamuk Elektronik appealed this decision, the Company submitted its response to appeal request. Subsequently, the Court of Appeal affirmed the dismissal decision of the first instance. Pamuk Elektronik requested the correction of this decision but the Court of Appeal declined such request. Pamuk sent a notification to the Company to commence the arbitration proceeding; the Company sent a response thereto. The request for arbitration filed by Pamuk Elektronik has been received and reply petition has been submitted within the time limit. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

37.6	Other ongoing lawsuits

Within consolidated financial statements prepared as of 31 December 2016, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

Subject	31 December 2016 Anticipated Maximum Risk (excluding accrued interest)	31 December 2015 Anticipated Maximum Risk (excluding accrued interest)	31 December 2016 Provision	31 December 2015 Provision
Dispute related with the Ministry of Customs and Trade	116,000	—	—	—
Disputes related with ICTA	22,544	22,149	—	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers and members of board of directors.

As at 31 December 2016 and 2015, none of the Group’s executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is TL 60,544, TL 66,876 and TL 32,817 for the years ended 31 December 2016, 2015 and 2014 respectively as listed below;

	31 December 2016	31 December 2015	31 December 2014
Short-term benefits	50,001	52,767	28,020
Termination benefits	10,064	13,454	4,200
Long-term benefits	479	655	597

	60,544	66,876	32,817

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

	31 December 2016	31 December 2015
Due from related parties – short term
MegaFon OJSC (“Megafon”)	1,387	1,592
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,223	—
GSM Kazakhstan Ltd (“Kazakcell”)	937	1,662
Vimpelcom OJSC (“Vimpelcom”)	586	5,223
Telia Sonera International Carrier AB (“Telia”)	577	722
Azercell Telekom MMC (“Azercell”)	446	633
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	—	83
Millenicom Telekomunikasyon AS (“Millenicom”) (**)	—	784
Other	705	1,061

	5,861	11,760

(*)	Krea shares held by Cukurova Group were acquired by BeIN Media Group LLC on 26 August 2016.
(**)	Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 231 as at 31 December 2016 (31 December 2015: TL 302 and 31 December 2014: TL 80).

Due from Megafon, Telia, Vimpelcom, Azercell and Millenicom resulted from telecommunications services such as interconnection and roaming.

Due from Hobim mainly resulted from advances given for game materials.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

38.	Related parties (continued)

Transactions	with key management personnel (continued):

Due from Krea resulted from rental circuit system, corporate internet services and data center services.

	31 December 2016	31 December 2015
Due to related parties – short term
Hobim	6,260	3,491
Kyivstar GSM JSC (“Kyivstar”)	2,382	1,375
Megafon	892	171
Geocell LLC (“Geocell”)	445	144
Other	1,222	1,374

	11,201	6,555

Due to Hobim mainly resulted from rendering invoice printing services and subscription documents services.

Due to Kyivstar , Megafon and Geocell mainly resulted from rendering telecommunications services such as interconnection and roaming.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 34.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	2016	2015	2014
Revenue from related parties
Sales to Kyivstar
Telecommunications services	30,964	41,728	69,469
Sales to Vimpelcom
Telecommunications services	20,775	20,489	48,360
Sales to Telia
Telecommunications services	15,761	16,955	17,936
Sales to Megafon
Telecommunication services	11,773	14,958	30,394
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	3,422	4,831	10,746
Sales to Azercell
Telecommunication services	2,585	4,183	5,485
Sales to Millenicom (**)
Telecommunications services	997	8,861	10,898
Sales to KVK Teknoloji (***)
Simcard and prepaid card sales	—	217,080	428,234
Sales to other related parties	3,149	6,049	47,426

	89,426	335,134	668,948

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Transactions with related parties (continued)

	2016	2015	2014
Related party expenses
Charges from Kyivstar
Telecommunications services	47,595	49,608	69,947
Charges from Hobim
Invoicing and archieving services	31,832	29,570	36,160
Charges from Krea
Digital television broadcasting services	5,975	15,826	12,931
Charges from Megafon
Telecommunications services	3,162	4,342	12,688
Charges from Vimpelcom
Telecommunications services	2,721	4,348	13,642
Charges from Telia
Telecommunications services	2,499	3,409	15,100
Charges from Azercell
Telecommunications services	1,361	28	3,157
Charges from Millenicom
Telecommunications services	180	5,418	7,491
Charges from KVK Teknoloji
Dealer activation fees and others	—	76,743	112,776
Charges from other related parties	8,317	9,733	65,834

	103,642	199,025	349,726

(*)	Krea income and expenses include the transactions until 26 August 2016.
(**)	Millenicom income and expenses include the transactions until 21 January 2016.
(***)	KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. KVK Teknoloji income and expenses include the transactions until 6 July 2015.

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Vimpelcom:

Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia:

Telia, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Transactions with related parties (continued)

Transactions with Krea:

Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea. Share transfer has finalized as at 26 August 2016.

Krea, a direct-to-home digital television service company under the Digiturk brand name.

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

Transactions with Azercell:

Azercell, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Millenicom:

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

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

Transactions with KVK Teknoloji:

KVK Teknoloji shares held by Cukurova Group were acquired by MV Holding on 6 July 2015. The Company has a distributorship agreement with KVK Teknoloji.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2016 and 31 December 2015 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2016 (%)	2015 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif (1)	Turkey	Content services	—	100
Financell(2)	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures (3)	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (4)	Turkey	Payment services	100	100
Euroasia (5)	Netherlands	Telecommunication investments	—	100
lifecell (6)	Ukraine	Telecommunications	100	100
TFS(7)	Turkey	Consumer financing services	100	100
Beltower (8)	Republic of Belarus	Telecommunications Infrastructure business	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek (9)	Azerbaijan	Information and Entertainment Services	28	28

(1)	As at 28 December 2016, merger of subsidiaries, Turkcell Superonline and Turkcell Interaktif has been completed through the acquisition of Turkcell Interaktif by Turkcell Superonline.
(2)	As at 21 December 2016, Board of Directors resolved to liquidate Financell .

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries (continued)

(3)	The trade name of Beltur Coöperatief U.A. has changed as “Lifecell Ventures Coöperatief U.A” as at 18 August 2016.
(4)	As at 12 August 2016, Turkcell Odeme has received official authorization from Banking Regulation and Supervision Agency. As at 20 February 2017 the trade name of Turkcell Odeme Hizmetleri A.S has changed as Turkcell Odeme ve Elektronik Para Hizmetleri A.S.
(5)	As at 30 December 2016, merger of subsidiaries, Lifecell Ventures and Euroasia has been completed through the acquisition of Euroasia by Lifecell Ventures
(6)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.
(7)	As at 22 October 2015, the consumer financing company is incorporated and has received official authorization as at 21 January 2016. As at 21 September 2016, Turkcell Finansman has authorized its brand name as “Financell”.
(8)	As at 19 December 2016, Beltower has been incorporated in Republic of Belarus.
(9)	Inteltek has directly or indirectly effective ownership interest rate 51% in total on Azerinteltek.

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non- controlling interests
		31 December 2016	31 December 2015	31 December 2016	31 December 2015	31 December 2016	31 December 2015
Inteltek	Turkey	45.00%	45.00%	39,346	38,362	50,863	63,819
lifecell (*)	Ukraine	—	—	—	(209,323)	—	—
Individually immaterial subsidiaries with non –controlling interest				12,369	6,858	5,769	266

				51,715	(164,103)	56,632	64,085

(*)	Figures for the year 2015 represent the amounts acquired till the date of acquisition of 44.96% shares of lifecell from SCM.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries (continued)

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek

	31 December	31 December
	2016	2015
Current assets	191,199	203,028
Non-current assets	17,367	25,068
Current liabilities	30,516	31,135
Non-current liabilities	65,020	55,141
Equity attributable to owners	113,030	141,820

	2016	2015
Revenue	178,408	139,077
Expenses	(90,973)	(53,829)

Profit for the year	87,435	85,248

Other comprehensive income / (loss) for the year	(618)	(379)
Dividend paid to non-controlling interests	(44,888)	(92,542)

Net cash inflow from operating activities	69,497	66,055
Net cash inflow from investing activities	17,470	27,355
Net cash outflow from financing activities	(119,751)	(205,648)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	18,213	11,795

Net cash outflow	(14,571)	(100,443)

Euroasia

2015 (*)
Revenue	259,537
Expenses	(725,114)

Profit for the year	(465,577)

Other comprehensive income / (loss) for the year	122,386
Net cash inflow from operating activities	213,957
Net cash inflow from investing activities	(616,340)
Net cash outflow from financing activities	417,498
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(49,158)

Net cash outflow	(34,043)

(*)	Figures for the year 2015 represent the amounts acquired till the date of acquisition of 44,96% shares of Euroasia from SCM.

40.	Subsequent events

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2016

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

40.	Subsequent events (continued)

Aktif Yatirim Bankasi A.S. Turkcell Asset Finance Fund, founded by Aktif Yatirim Bankasi A.S. and mandated to issue asset-backed securities with a structure in which our Company’s 100% subsidiary Turkcell Finansman, will be the originator, has applied to the Capital Markets Board of Turkey (“CMB”) for the issuance certificate of asset-backed securities with an amount of up to TRY 100,000 within one year.

The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract, signed on 20 February 2013 to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together

The incorporation of Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S, whose field of activities are electricity energy trade and wholesale and retail electricity sales, has been registered. The Company has been incorporated on 20 February 2017.