Form 20-F
period 2017-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2018-03-22
CIK 1071321

As filed with the Securities and Exchange Commission on March 21, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.  ☐

*	The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This is the 2017 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

•	competition from our historic competitors and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkey with respect to certain technologies;

•	the focusing of our business strategy towards digital services and the execution of this strategy;

•	risks arising from new opportunities we pursue, new business models, new technologies and international activities, particularly as we enter into service areas that are outside of our traditional telecommunications business;

•	regulatory decisions and changes in the regulatory environment;

•	managing changes in our liquidity position and increased indebtedness and finance costs;

•	failure to abide by the requirements of our licenses or applicable regulations, including new requirements regarding personal data protection in Turkey and local-sourcing requirements for the development of our 4.5G license in Turkey;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies, including due to political instability in Ukraine;

•	foreign exchange rate risks;

•	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our Base Transceiver Stations (“BTS”) and potential increase in coverage requirements;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to BTSs and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	our dependence on certain systems and suppliers for network technology and IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other Cybersecurity incidents and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	legal actions and claims to which we are a party; and

•	inherent limitations of the effectiveness of our internal control over financial reporting and other controls.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2017 and 2016 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2017 (“Annual Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective from the fourth quarter of 2015, our financial statements have been presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We no longer present financial statements in USD. This change has allowed us to align our Turkish and US reporting.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited Consolidated Financial Statements as of December 31, 2017, 2016 and 2015, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of income, statement of financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2017, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2017 and as of the respective years.

	2017	2016	2015	2014	2013
	(TRY millions, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Income Data
Total revenues(1)	17,632.1	14,285.6	12,769.4	12,043.6	11,407.9
Cost of revenues(2)	(11,350.2)	(9,236.6)	(7,769.5)	(7,383.9)	(7,063.9)
Gross profit	6,281.9	5,049.0	4,999.9	4,659.7	4,344.0
Other income	74.4	78.6	44.5	58.9	35.5
Administrative expenses	(645.2)	(721.8)	(625.3)	(562.7)	(550.3)
Selling and marketing expenses	(2,005.4)	(1,910.9)	(1,901.9)	(1,974.6)	(1,843.6)
Other expenses	(773.3)	(312.8)	(270.4)	(135.2)	(94.4)
Operating profit	2,932.4	2,181.9	2,246.8	2,046.1	1,891.2
Finance income	1,090.4	1,064.8	756.1	955.4	759.9
Finance costs	(1,413.3)	(1,237.6)	(799.5)	(1,247.0)	(204.6)
Net finance/(cost)/income	(322.9)	(172.8)	(43.4)	(291.6)	555.3
Monetary gain(3)	—	—	—	205.1	176.9
Share of profit of equity accounted investees(4)	—	—	—	4.5	(0.7)
Profit before income taxes	2,609.5	2,009.1	2,203.3	1,964.0	2,622.7
Income tax expense	(571.8)	(423.2)	(667.1)	(730.4)	(591.4)
Profit from continuing operations	2,037.8	1,586.0	1,536.2	1,233.6	2,031.3
Profit/(loss) from discontinued operations(4)	—	(42.2)	367.3	202.8	298.0
Profit for the period	2,037.8	1,543.8	1,903.6	1,436.5	2,329.3
Attributable to:
Owners of the Company	1,979.1	1,492.1	2,067.7	1,864.7	2,325.9
Non-controlling interest	58.6	51.7	(164.1)	(428.2)	3.4
Profit for the period	2,037.8	1,543.8	1,903.6	1,436.5	2,329.3
Basic and diluted earnings per share – Total Group(5)	0.90	0.68	0.94	0.85	1.06
Basic and diluted earnings per share – from continuing operations(5)	0.90	0.70	0.77	0.76	0.92

	2017	2016	2015	2014	2013
	(TRY millions, except share data and certain other data)
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	4,712.3	6,052.4	2,918.8	9,031.9	8,128.9
Total assets	33,982.5	31,600.2	26,207.3	23,694.2	21,284.6
Long-term debt(6)	8,258.0	6,935.1	3,487.8	1,247.9	1,528.5
Total debt(7)	12,536.1	9,781.2	4,214.2	3,697.7	3,332.5
Total liabilities	18,937.4	15,531.8	11,788.4	6,983.6	6,549.5
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity	15,045.1	16,068.4	14,418.9	16,710.6	14,735.1
Weighted average number of shares(8)	2,193,184,437	2,193,184,437	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flows Data(9)
Net cash generated by operating activities	3,101.3	607.1	1,901.3	1,990.8	2,210.6
Net cash used in investing activities	(3,304.6)	(2,976.7)	(3,563.0)	(1,378.0)	(1,084.0)
Net cash generated by/ (used in) financing activities	(1,566.7)	4,839.0	(4,887.4)	93.0	(232.0)
Other Financial Data
Dividends declared or proposed(10)(11)	1,239.5	3,000.0	—	794.0	990.0
Dividends per share (declared or proposed)(11)	0.56	1.36	—	0.36	0.45
Gross margin(12)	36%	35%	39%	39%	38%
Adjusted EBITDA(13)	6,228.3	4,619.5	4,140.5	3,761.8	3,544.5
Capital expenditures	4,087.4	3,494.4	8,536.2	2,144.8	1,822.3

(1)	Total revenues includes telecommunication services, equipment revenues, revenue and commission fees on betting business, call center revenues and revenues from financial services (Note 5).
(2)	Total cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, radio costs, billing costs, depreciation and amortization charges, technical, roaming charges, interconnection fees, cost of goods sold, and personnel expenses for technical personnel related to our technicians and cost of revenues from financial operations (Note 10).
(3)	Hyperinflationary period lasted until 31 December 2005 in Turkey and commenced on January 1, 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The economy of Belarus was considered to transit out of hyperinflationary status and we determined to cease applying IAS 29 starting from January 1, 2015. Therefore, subsidiaries operating in Belarus have not applied IAS 29 in 2015.
(4)	Following inconclusive negotiations for us to purchase Telia’s stake in Fintur and KCell, we decided to sell our Fintur stake and consequently, Fintur is classified as held for sale and reported as discontinued operations (Note 16).
(5)	2016 and 2017 EPSs computed over 2,193,184,437 shares.
(6)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(7)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(8)	The Company has purchased 6,815,563 shares back with a price range of TRY 8.92 to 9.99 as part of the share buyback decision on July 27, 2016. The transactions amount to TRY 65.6 million. Treasury shares are deducted from Equity (Notes 24 and 25).
(9)	The presentation of statement of cash flows for the year ended December 31, 2015 has been revised in 2016.
(10)	The dividend paid in 2016 related to the years 2010 through 2016. 2017 dividend amount is proposed by Board of Directors on February 15, 2018 and subject to approval at the Annual General Meeting which will be held on March 29, 2018.

(11)	Dividends per share were computed over 2,200,000,000 shares. The dividends per share were TRY 0.45 and TRY 0.36, TRY 1.36, TRY 0.56 for the years ended 2013, 2014, 2016 and 2017 respectively (equivalent to $0.12, $0.10 and $0.36, $0.15 respectively as of December 31, 2017).
(12)	Gross margin is calculated as gross profit divided by total revenues.
(13)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, profit or loss from discontinued operations and depreciation and amortization. A reconciliation of Adjusted EBITDA to net income is presented below.

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

We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company, subject to differences in the way it is calculated by different companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

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

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Million TRY)
Profit for the period	2,037.8	1,543.8	1,903.6	1,436.5	2,329.3
Profit or (loss) from discontinued operations	—	(42.2)	367.3	202.8	298.0
Income tax expense	(571.8)	(423.2)	(667.1)	(730.4)	(591.4)
Consolidated profit before income tax	2,609.5	2,009.1	2,203.3	1,964.0	2,622.7
Share of profit of equity accounted investees	—	—	—	4.5	(0.7)
Depreciation and amortization	(2,597.0)	(2,203.3)	(1,667.8)	(1,639.4)	(1,594.4)
Other operating income/(expense)	(698.9)	(234.2)	(225.9)	(76.3)	(58.9)
Monetary gain	—	—	—	205.1	176.9
Finance income/(costs)	(322.9)	(172.8)	(43.4)	(291.6)	555.3
Adjusted EBITDA	6,228.3	4,619.5	4,140.5	3,761.8	3,544.5

The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2017	2016	2015
Industry Data
Population of Turkey (in millions)(1)	80.8	79.8	78.7
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	18.5	17.4	16.6
Number of mobile M2M subscribers at end of period (in millions)	2.3	2.1	1.9
Number of mobile prepaid subscribers at end of period (in millions)(3)	15.6	15.7	17.4
Number of fiber subscribers at end of period (in thousands)	1,204.3	1,043.9	899.4
Number of ADSL subscribers at end of period (in thousands)	921.4	818.0	620.8
Number of IPTV subscribers at end of period (in thousands)	505.9	359.7	223.7
Total Turkcell Turkey subscribers at end of period (in millions)	36.7	35.3	35.8
Total Turkcell Group subscribers at the end of period (in millions)(4)	50.2	50.1	51.6
Mobile average monthly revenue per user (in TRY)(5)	29.8	26.8	24.5
Postpaid	43.0	39.2	38.5
Postpaid (excluding M2M)	48.5	44.0	42.7
Prepaid	14.9	13.9	12.4
Fixed Residential average monthly revenue per user (in TRY)(5)	53.6	51.1	48.7
Mobile average monthly minutes of use per subscriber(6)	347.1	323.9	296.6
Mobile Churn(7)	20.5%	24.6%	27.3%
Fixed Churn(8)	19.6%	18.9%	16.7%
Number of Turkcell employees at end of period	3,967	3,870	3,851
Number of employees of consolidated subsidiaries at end of period(9)	19,768	18,999	16,649

(1)	The population of Turkey for 2017, 2016, and 2015 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016—a. Revenues”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Turkish Republic of Northern Cyprus and Germany.
(4)	Subscriber numbers include subscribers in Ukraine, Belarus, Turkish Republic of Northern Cyprus and Germany.
(5)	We calculate average revenue per user using the weighted average number of our mobile and fixed subscribers in Turkey during the period.

(6)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.
(7)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See “Item 4.B. Business Overview—V. Churn” for information concerning subscriber disconnection policy and changes in the policy.
(8)	Fixed churn rate represents the rate of subscriber disconnections during a certain period and is calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between Fiber and ADSL.
(9)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

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

The income and expenses of foreign operations in hyperinflationary economies are translated to TRY at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT continued to support financial stability and the implementation of the floating exchange rate regime in 2017.

The hyperinflationary period in Turkey ceased by December 31, 2005 and commenced in Belarus on January 1, 2011 and ceased by January 1, 2015. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and we determined to cease applying IAS 29 starting from January 1, 2015. The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our Consolidated Financial Statements and other information appearing herein. The $/TRY exchange rate on March 13, 2018 was TRY 3.815= $1.00.

	2018(2)(3)	2017(2)	2016(2)	2015(2)	2014(2)	2013(2)
High	3.816	3.959	3.534	3.060	2.367	2.160
Low	3.737	3.397	2.793	2.278	2.071	1.746
Average(1)	3.781	3.648	3.021	2.720	2.188	1.901
Period End	3.815	3.772	3.519	2.908	2.319	2.134

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through March 13, 2018.

	March 2018(1)	February 2018	January 2018	December 2017	November 2017	October 2017
High	3.816	3.812	3,815	3.939	3.959	3.817
Low	3.797	3.745	3.737	3.803	3.775	3.552

Source: CBRT

(1)	Through March 13, 2018.

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

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition and the competition that we face may evolve with our business strategy.

The majority of our revenue comes from our operations in Turkey. Competition in this market and regulatory actions, in particular those that limit our ability to respond effectively to competitive pressures, may adversely affect the growth of our business and our financial condition. If the competition intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition.

In our conventional Turkish telecommunications market, we currently face price competition on telecommunication services from two other operators, Vodafone and Turk Telekom Group. Turk Telekom’s majority shareholder, Oger Telecom, has defaulted on the bank loans it used to finance its stake in Turk Telekom. We cannot predict how this situation will be resolved, but changes in Turk Telekom’s strategy and/or ownership may result, which could have a significant impact on the competitive environment in which we operate.

A key element of our strategy going forward is to offer digital services, including into our convergent offers, and to be the “digital operator”. As a result, we expect to find ourselves increasingly in competition with companies that specialize in the development of internet applications and services (namely “over-the-top”, or “OTT” services). The leading companies in these businesses have the advantage of operating in more lightly regulated environments and are generally global (WhatsApp, Spotify, etc.), while our company today is primarily a Turkey-based telecom company in heavily regulated businesses and with a smaller global footprint. These global players are actively entering the Turkish market, which is likely to increase the competition we face in these businesses and may have a negative impact on our growth capabilities as a digital operator. In addition, newer applications from less well-known developers are constantly being introduced and may disrupt areas of the digital services industry in which we seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had an adverse impact on our revenues. Furthermore, other “traditional” operators in Turkey might also move towards such services, thereby increasing competition in the local market. For example, Vodafone is already engaged in partnerships for this purpose, including with Spotify in Turkey.

Another obstacle to our growth as a “digital operator” is that certain apps offered by our competitors are already embedded in the phones of our customers, which increases their accessibility in comparison with our apps. For example, the Apple Music app, which is a competitor of our fizy app, is embedded into iPhones and is thus significantly more accessible.

In our conventional telecommunications business, in the past, Turkey’s principal telecommunications regulator, the ICTA, has interfered with our ability to price our services and respond to competitive pressures.

Regulatory actions such as the ICTA’s regulations on our retail pricing and maximum retail prices were a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, such as interconnection rates which have been set asymmetrically and have facilitated increased competition. Although the ICTA’s maximum and minimum retail price regulations have been lifted, it is possible that the ICTA may act to regulate other areas of our business, including converged offers including digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. Furthermore, sub-brand initiatives of the existing competitors, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market. In addition, global retail players may enter the online retail market in Turkey, which in turn may increase the level of competition and hence, have a negative impact on our sales through Turkcell stores and/or our online sales channel.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling xDSL from the incumbent operator Turk Telekom and we are dependent on their sales service in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customers and lead to churn of our xDSL subscribers.

Competition in the market may also be adversely affected by changes in a number of other areas that are not specific to telecommunications, such as taxes (in particular taxes on our services and on mobile devices), increases in interest rates, depreciation of the Turkish Lira against the U.S. Dollar or Euro, macroeconomic developments and changes in consumer behavior, which could in turn adversely affect our financial results and the development of our business.

Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

In addition to growing our existing business, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities, principally in Turkey and in countries or ventures in which we are already present, in order to leverage our experience and technological base in mobile or fixed telecommunications and/or services. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships. In accordance with our convergence strategy, the opportunities that we pursue in some markets, including Turkey, may include services that would be adjacent or complementary to services that we already offer in such markets.

In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business. Examples of opportunities that we are currently considering or investing in outside of our traditional telecommunications activities include the following:

•	We have announced our participation in a consortium that has committed to manufacture smart vehicles in Turkey in the coming years. Turkcell is expected to act as the technology partner in the consortium. The level of our financial commitment has not yet been determined, but it may be significant. This is a new business for us, in which we will face new risks. Considering that there is still no fixed plan regarding the type of vehicle or date for the launching of the prototype, such risks are difficult to measure and predict at this early stage, but will involve financial and development risks, risks related to the structure and shared control of the consortium and other risks.

•	As part of our digital operator strategy, we are seeking to offer our digital services outside of Turkey to other operators through our Dutch subsidiary Lifecell Ventures Cooperatif U.A., which offers digital communications, entertainment and transactional applications under a revenue-sharing model. We cannot ensure the commercial success or profitability of this business. The success of this strategy to export our digital applications to countries outside of Turkey will depend on our ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be different from the Turkish market.

•

We have entered the energy business, through Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret Anonim Sirketi (“Turkcell Enerji”), which will engage in electricity trading, wholesale sales and retail sales and has obtained an electricity supply license from the Turkish Energy Market Regulatory

Authority (“EMRA”). Through this business we will face various risks that are new to us, including that of a new regulatory regime and the risk of not being able to buy electricity at a reasonable cost in comparison to the cost at which we may agree to sell it. The cost of electricity is significantly affected by exchange rates (imported resources (natural gas and coal) account for more than 50% of electricity production in Turkey), the available supply of natural gas and regulatory actions. We expect that profit margins in this business will be lower than in our telecommunications businesses. Turkcell Enerji is also evaluating new opportunities in solar energy production (primarily for our own use and for sale) which, if successful, might bring in additional operational, financial, regulatory and other risks.

•	We may put in a bid in a government project called “Fatih” (an acronym for the words in Turkish for Movement to Increase Opportunities and Technology) to integrate state-of-the-art computer technology into Turkey’s public education system up to 10 years at a committed price per student that the Ministry of Education is to pay. The size of our commitment will largely depend on the result of the tender and may, in any case, be substantial.

We are working towards establishing a joint infrastructure company between Turkcell Superonline and Vodafone Net that would deploy fiber infrastructure in Turkey. We envisage that Turksat, a satellite and cable TV operator in Turkey, may also be involved in the joint infrastructure company subject to obtaining necessary permits. A local internet service provider (ISP) has also declared its intention to take part in the infrastructure company although it has not made a final decision. We may also enter into discussions with other Turkish ISPs with respect to their participation in the joint agreement. While the goal of our participation in this venture would be to reduce our capital expenditures as compared to standalone development efforts, initial startup costs may be significant and we may be required to commit in advance to make expenditures at times that we might otherwise choose not to. If we fail to obtain necessary permits for this venture, we may have to terminate these discussions. The regulatory hurdles associated with the establishment of the joint infrastructure company are likely to be significant, and the sharing of infrastructure may have an impact on the way we market fiber services. In this regard, no decision has yet been taken regarding the contribution of our existing fiber infrastructure to the proposed joint infrastructure company. Furthermore, we will face development risk and risks related to the structure and shared control of the consortium. In addition, our competitors may take counter actions that may ultimately reduce the competitiveness of this joint infrastructure company.

New investments may not achieve expected returns or returns that are in line with those of our core business in Turkey, which may cause high value erosion. In many of the markets and businesses in which we have invested, may invest or may increase our investment, it may take several years and significant expenditures to achieve desired profitability, if at all. As part of our strategy as an integrated player offering multiple telecommunications services, we may consider acquiring fixed operators in certain of the markets in which we operate. Any such acquisition would increase our exposure to the risks associated with these countries and these types of businesses. If we become a minority shareholder in an investment, we might encounter difficulties in protecting our shareholder rights. In addition, if an asset in which we have invested does not provide the expected returns, we may need to make further investment or we may consider disposal at a sale price that may be below carrying value or liquidation.

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

We are subject to a significant range of legislative and regulatory requirements, both in Turkey and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we can communicate with customers, including in particular our ability to contact subscribers with new converged offers, and our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators. Furthermore, our licenses generally have specified terms and renewal is not assured. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the areas in which we are subject to regulation. In the recent past, ICTA and Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”) regulations and actions relating to our voice, SMS, data and value added services have negatively affected our pricing and our ability to design and launch campaigns and offers. These regulations have now been lifted and the regulatory burden has consequently been significantly reduced. However, interconnection rates are still set by the ICTA, and, there is a possibility that further regulatory actions will adversely affect our business and financial condition. In addition, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, while imposing less stringent ones on other mobile and fixed telecommunications operators in the market, both of which may adversely affect our business and financial condition. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

The ICTA has introduced new regulations or changes to regulations in a number of areas that could affect our business, including the following:

•	Customer reimbursements are now more highly regulated, which will increase our liability and place a higher administrative burden on our company. For example, reimbursements must now take place in under a month (unless another period is set forth by a decision of the ICTA), and we may face penalties should we fail to meet this requirement.

•	Following a recent ICTA decision, the “fair use policy” will be removed from the fixed and mobile broadband market as of December 31, 2018, which may increase customer traffic, in particular as a result of increases in demand for videos and OTT app use. This may have a negative effect on our cost structure, as we may be required to provide additional service and incur additional access costs which cannot be fully charged.

•	The ICTA has taken decisions in the fiber market that have favored the incumbent Turk Telekom, in particular until recently exempting the fiber market from market analysis. The ICTA recently determined that Turk Telekom has Significant Market Power. However, Turk Telekom may appeal this classification and any resulting regulatory actions, and we cannot ensure that such actions will be sufficient to cure market imbalances.

•	The ICTA has extended its “double opt-in rule”, requiring consumers to submit two approvals before purchasing value added services, from game and music services to all value added services that are purchased via SMS. This makes it more difficult to purchase our services and which may adversely affect our services revenue.

We have recently restructured our sales channel and renovated all Turkcell stores and have centralized the supply of products sold in our stores over a single platform that we control to ensure the level of quality and consistency of product lines. Regulatory approvals are critical for the implementation of this restructuring, and thus achieving the projected competitive advantages of this plan. If we fail to obtain the necessary approval, we may have to change our strategy and lose the projected competitive advantages of this plan.

Taxation and charges are also areas in which we are subject to specific regulations. We are for example subject to a Special Communication Tax, which has recently been set at 7.5% across all product lines, and transceiver and receiver unit surcharge payments have now been set at 5% of monthly net sales starting in January 2018. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services and our results of operations.

We are increasingly involved in providing financial services to our customers. As a result of the establishment of our consumer finance company, our participation finance company, and our planned insurance agency company, as well as our existing operations in payment and e-money services, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA and the Insurance Directorate under Undersecretariat of the Treasury), and pursuant to our focus on services such as TV and music, we are subject to broadcasting and copyright laws and regulations. In 2017, Turkcell Enerji, which we fully own indirectly, has obtained an electricity supply license from EMRA for the purpose of electricity energy trading and wholesale and retail electricity sales. This company is subject to laws and regulations governing the electricity market in Turkey. These regulations are different from those that we currently encounter in our core communications business in Turkey and we will need to obtain and develop the expertise required to comply with these laws and regulations, which may be costly. As we enter new businesses, such as the automotive industry, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

Given that we process personal data, in particular of our customers, we are subject to the recent Law on The Protection of Personal Data and the regulations of the Personal Data Protection Authority. Companies subject to such law and regulations have been given a two year period, ending April 2018, to take all the necessary actions to be in compliance with the law and its regulations. Such law and regulations are new and have many ramifications and require significant changes to our systems. Should we fail to properly implement and comply with this law, we might face administrative fines of up to TRY 1,000,000 per event, depending on the nature of the failure(s), as well as other regulatory actions by the Personal Data Protection Authority.

Furthermore, we are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. The failure by our officers, employees, agents, suppliers and business partners to comply with such laws or rules, in particular the U.S. Foreign Corrupt Practices Act, as well as any failure in the policies and procedures that we put in place in order to monitor conduct and prevent non-compliance, anywhere in the world where we conduct business, could result in criminal prosecution, penalties, withdrawal of licenses and significant damage to our reputation. One of our key suppliers, Ericsson, has been the subject of corruption allegations and investigations, including in respect of its Turkish operations. Although we have not to our knowledge been implicated, no assurance can be given that these allegations and investigations will not touch our Group. Any violation of laws or regulations in these areas may impact our future revenue, depending on the legislation concerned and the nature of the breach.

Any instability in the political environment and/or downturn in the economy, as well as volatile international markets and events and the threat of terrorism, in Turkey and/or internationally may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy may be affected by global, regional and domestic economic and political developments.

Turkey’s political stability has temporarily been marred by coup attempt against government in power. Turkey held its inaugural presidential election on August 10, 2014 based on the constitutional changes implemented following the referendum held on October 21, 2007. Recep Tayyip Erdogan, leader of the ruling AKP, won the election in the first round with 51.8% of the vote. On July 15, 2016, a coup d’état was attempted in Turkey against state institutions, including, but not limited to, the Turkish government by a faction within the army with ties to the Gulen movement that, in May 2016, was officially designated by the Turkish government as a terrorist organization (“FETO”). On July 20, 2016, the Turkish government declared a three-month state of emergency in the country, entitling it to exercise additional powers aimed at restoring stability across the country. The Grand National Assembly of Turkey extended the state of emergency five times subsequently. The latest extension was approved on January 18, 2018, which extended the state of emergency for an additional three-month period. There can be no guarantee that the state of emergency will not be extended again. The state of emergency entitles the Turkish government to exercise additional powers including changes in policies and laws.

The political and social environments in Turkey, as well as its market stability and foreign relations, have been impacted by the coup attempt and also by ongoing conflict in Syria. On April 16, 2017, a majority of Turkish voters approved a referendum amending certain articles of the Turkish Constitution. The amendments expand the powers of the president to create an executive presidency and are expected to be implemented gradually by November 2019, the expected date for the next general and presidential election. Given the fact of this upcoming election, there can be no assurance that the political uncertainty will disappear. The failure of the government to devise or implement appropriate social and economic reform agenda, may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

Following the coup attempt, on July 21, 2016, the Turkish Capital Markets Board (the “CMB”) under its Communiqué on Share Buy-backs decided to temporarily remove the limits that are applicable to public companies’ acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval. Public companies that do not currently have any share buy-back programs can acquire their own shares from the stock exchange without being subject to any limit under the Communiqué provided that they publicly disclose any such trade. No end date has been set for this temporary regime. Our company with its board resolution dated July 27, 2016, has chosen to take advantage of this authorization and set aside a maximum fund amount (TRY 150 million) for buy-backs of both shares and bonds and has purchased 6,815,563 shares in a price range of TRY 8.92 to 9.99 from September 2016 through March 10, 2017 at a cost of TRY 65.6 million. On

January 30, 2017 our board increased the maximum fund amount to TRY 300 million for share buy-back, including our ADRs traded on the NYSE, and bond buy-back, allowing management to buy, sell and/or redeem these securities within the maximum fund amount. In this context, in 2016 we purchased a nominal amount of USD18 million of our Eurobond (amounting to approximately TRY 57 million). In 2017, we sold the total nominal amount back to the market. This is a temporary regime that the CMB may discontinue at any time. In the event of a discontinuation of this policy, our management will not be able to react, at its sole discretion and immediately, to volatility in the market for shares.

More generally, in our view, among the biggest threats to the global economy, including Turkey, in 2018 are the sustainability of economic growth and the sustainability of current low energy prices, which have generally benefitted the Turkish economy and the country’s current account deficit. The effect of prolonged low energy prices on commodity exporter countries in the region such as Russia, Saudi Arabia and Iran may negatively affect terms of trade between these countries and Turkey. Other potential threats to the Turkish economy is the ongoing normalization of U.S. monetary policy along with higher inflation and interest rates under the new U.S. administration, fragile growth outlook in Turkey’s key export destinations, the Eurozone, and geopolitical risks stemming from instability in Iraq, Syria, Iran, Georgia, Cyprus, Egypt, Tunisia, Israel, Armenia and Russia, the impact of this on Turkish foreign relations, including with the United States, as well as increasing uncertainty regarding the political outlook in Ukraine and in the Commonwealth of Independent States (CIS) regions. Furthermore, Turkish Army is dedicated to fight against terrorist groups inside Turkey, Syria and Northern Iraq, notably the People’s Congress of Kurdistan (known as the PKK), and also extremist terrorist groups like ISIS in neighboring countries. Turkey’s Afrin operation against ISIS,YPG/PYD/PKK, which started in January 2018, can impose higher risks on budget deficit if the operation lasts longer than anticipated.

Although the Turkish Government’s medium-term program envisages growth of 5.5% in 2018, such outlook may be affected by increased geo-political uncertainties and a weakening in consumer confidence. A series of factors, among which TRY depreciation, robust domestic demand and high energy prices, have led to a rise in headline inflation to 11.9% in December 2017, which is the highest level since December 2003. The budget deficit rose to 1.6% of the GDP in December 2017, and is expected to widen as a result of increased government spending to sustain strong economic activity, and Turkey’s current account deficit has increased in recent periods as well. Geopolitical and domestic political factors, such as the military intervention in Syria and the run-up to the November 2019 presidential elections, are other sources of uncertainty and impose further risks on the country’s economy, and could further increase the pressure on the Turkish Lira and interest rates. Also, Standard & Poor’s credit rating for Turkey has stood at BB with negative outlook since 2017, while Moody’s credit rating was recently downgraded to Ba2, with a stable outlook. Furthermore, after the failed July 2016 military coup the government guaranteed more than TRY 200 billion ($52.2 billion) worth of low-cost loans to boost credit growth and stimulate the economy. Expectations are that this program may be reduced, which would be likely to have an adverse effect on the economy and banking sector. Should the Turkish economy experience a contraction or develop in unexpected ways, this may have an adverse impact on our operations and financial results.

There can be no assurance that the political and more importantly geopolitical situation within Turkey or its neighboring countries will not deteriorate. The rise of protectionism and the threat to globalization is likely to impact political and economic affairs. These, coupled with rising geopolitical risks, might deter politicians from implementing economic programs, may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

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

Through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business. We will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition. For example, several of our subsidiaries are providing financial services including, for instance, providing credit, payment intermediation and bill payment services, which are different from those in our traditional telecommunications activities and increase our exposure to certain risks that are common to both. Providing financing and financial services to our customers exposes us to liquidity and market risk, credit risk, fraud risk and cyber-attack risks, in particular with respect to credit cards and personal information that we process and hold. This includes through the expansion of our mobile payment business, Paycell, in Turkey, Ukraine and the Turkish Republic of Northern Cyprus. We have also created a consumer finance company Turkcell Finansman A.S. (“Financell”), which manages the high working capital requirements and bad debt expenses arising from the high demand in the Turkish market for “bundled” offers featuring both communications services and a communications device, particularly a smartphone. This company commenced operations in 2016. Loans outstanding at December 31, 2017 totaled TRY 4.2 billion, and this amount is expected to grow throughout 2018. Our credit default risk may increase particularly as the credit portfolio increases, or in the event that our lending criteria fail to preserve the quality of our assets, and/or in the event of economic activity slowdown in Turkey and in Turkish Republic of Northern Cyprus, where we also offer consumer financing. The foregoing may lead to losses and eventual tightening of lending criteria, which in turn may cause a reduction of the loan portfolio, which is likely to affect our profitability. Furthermore, the demand for consumer loans might be negatively affected by financial conditions, particularly interest rates and currency. The Turkish financial sector, including banks, financial leasing and factoring companies, payments and e-money institutions and consumer financing companies, is regulated by the Banking Regulation and Supervision Agency (“BRSA”). The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our consumer finance business. These restrictions may include a number of installment limits or prohibition on financing of specific goods or services. More generally, the consumer finance sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our consumer finance business.

Turkcell Group has investments in emerging markets including Azerbaijan, Belarus, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging markets. Legal systems, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by corruption, we could incur significant penalties under applicable anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act as well as reputational harm. Turkcell Group also retains relevant risks with regards to is divested businesses.

In some countries, we hold our investments with another shareholder or local government and in some cases we are a non-controlling shareholder. Should there be a disagreement between us and other shareholders, no assurance can be given that we will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment in order to take control, which may be costly. Furthermore, some of the countries in which we have businesses, and the companies and individuals that we come into contact with, may be the target of E.U., U.S. and international sanctions, as has occurred in Crimea. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares.In this regard, we have and are likely to continue to experience issues in some of our Turkish and international businesses that adversely affect our Company. Recent issues include the following:

•	Our operations in Ukraine are adversely affected by the ongoing conflict with Russia, political instability, civil unrest and economic problems in that country. Due to the ongoing crisis in the Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services there in the fourth quarter of 2014. We completely wrote-off our assets in the Crimea region, while retaining our license and frequency rights. We are currently evaluating our options with respect to the disposal of lifecell’s assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk, otherwise referred to as the ATO zone) with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. In 2017, we recorded an impairment of assets in this zone of $3 million. The ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•	In Ukraine, the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by 13.3% in 2016 and by 3.2% in 2017 according to National Bank of Ukraine. The UAH appreciated by 7.6% against U.S. Dollar as of March 13, 2018 as compared to closing rates on December 31, 2017. The National Bank of Ukraine, among other measures, continues to impose certain restrictions on the processing of client payments by banks and on the purchase of foreign currency on the inter-bank market. Although the country experienced GDP growth in 2016 and 2107, the IMF recently indicated that it would require approval of legislation on anticorruption, privatization and the increase in gas prices, as agreed in April 2017. The country remains subject to further currency devaluation risk, continuing instability as noted above, a large current account deficit, high external funding needs and tight liquidity conditions. The National Bank of Ukraine is expected to keep its tight monetary stance due to a sharp increase in inflation to 13.7% in 2017 from 12.4% in 2016. As of December 31, 2017, our debt balance related to lifecell was UAH 3.9 billion (equivalent to TRY 520.9 million). lifecell’s foreign currency revenues were 7.3% of its total revenues and its foreign currency operational expenses were estimated at 15.6% of its total revenues as of December 31, 2017.

•	Our development strategy in Ukraine in 2015 was marked by our acquisition of the 44.96% in lifecell that we did not own, with a view to strengthening our regional position, a restructuring of lifecell’s balance sheet, and the acquisition of a 3G license at a cost of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) paid in 2015. In May 2015, lifecell made payment of UAH 350 million (equivalent to TRY 40 million as of May 8, 2015) and UAH 7 million (equivalent to TRY 1 million as of May 12, 2015) for the first installment of conversion of spectrum from military use. In April 2017, lifecell has made payment of UAH 299 million (equivalent to TRY 40 million as of April 28, 2017) for the second installment of conversion and committed UAH 218 million (equivalent to TRY 29 million as of December 31, 2017) for the third installment of the conversion. These increases in our investment have further increased our country and currency risk exposure.

The 4G license process was recently conducted in two phases. Accordingly, lifecell was awarded with 15 MHz spectrum in the 2600 band and 15 MHz spectrum in the 1800 band on January 31, 2018 and on March 6, 2018, respectively, at a total cost of UAH 1,704 million (equivalent to TRY 252.3 million as of March 13, 2018). Significant deployment costs will need to be incurred in 2018. Our success in obtaining a 4G license has increased our exposure to Ukraine and there is no assurance that we will monetize this investment.

In another development, there is a possibility that the Mobile Number Portability (“MNP”) may be launched in Ukraine in 2018. The implementation of MNP may lead to a high churn of subscribers between operators. In some cases, MNP has been more disadvantageous for the third player in the market.

A decrease in the Mobile Termination Rates (“MTR”) rate from UAH 0.23 to UAH 0.15 was implemented from January 1, 2017. This MTR decrease could adversely affect our revenue in Ukraine.

•	Apart from these economic and political risks, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

•	Although the Belarusian economy returned to growth in 2017 following two years of recession, and continued growth is expected for 2018, the economic situation remains fragile.

The country still remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, the Belarusian Ruble (“BYN”), which could in turn lead to a further reduction in the value of our investment in this country. We also believe that there is a risk of an increase in inflation in particular as a result of monetary easing by the Central Bank. According to the National Bank of the Republic of Belarus the BYN depreciated against the U.S. Dollar by 5.5% in 2016 and further depreciated in 2017 by 0.7%. The BYN appreciated by 0.8% as of March 13, 2018 as compared to the closing rate on December 31, 2017. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the Russian economy put the recent BYN stabilization at risk and creates inflationary and devaluation pressure. Belarus has suffered from hyperinflation in the past and may again in the future.

In line with our strategic priority of improving our balance sheet structure, debt of Belarusian Telecom was restructured in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2017, Belarusian Telecom’s debt was BYN 2.3 million (equivalent to TRY 4.4 million as of December 31, 2017) owed to financial institutions and a EUR 612 million (equivalent to TRY 2,764 million as of December 31, 2017) subordinated loan owed to Turkcell.

•	In Belarus, as the third operator in the market, we face regulatory and operational difficulties and no assurance can be given that the situation will change in our favor in the future. These risks have affected and could adversely affect our result of operations.

•	There are ongoing political discussions regarding the reunification of Cyprus, which may bring growth opportunities for our subsidiary, Kibris Mobile Telekomunikasyon Limited, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues. A 4G tender might be held in 2018 which could require additional investments, including in fiber, which would in addition require us to obtain permits that we have no certainty of receiving and without which we would have difficulty operating a 4G network profitably. The recent introduction of mobile number portability might increase the competition in the market.

•	We hold a 41.45% stake in Fintur, which has operations in Kazakhstan and Moldova, and Telia Company holds the remainder, although it has announced an intention to exit. In this regard, Fintur, through its 99.99% subsidiary Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S on January 25, 2018 signed a binding agreement with Silknet JSC of Georgia, to transfer its shareholding in Geocell LLC and on March 20, 2018 the transaction closed. On March 5, 2018, an agreement to sell Fintur’s stake in Azercell was entered into and the divestiture was completed on the same day.

Following inconclusive negotiations for us to purchase Telia’s stake in Fintur and KCell, we decided to sell our Fintur stake and, Fintur was classified as an asset held for sale in our financial statements and reported as discontinued operations. No assurance can be given however that we will successfully or completely exit on commercially viable terms, or that we will not pursue another course of action. Should there be a disagreement between us and the other shareholder (Telia Company or a successor) in the future, no assurance can be given that we will be able to take the course of action that we believe appropriate, including with respect to operational and strategic matters.

•	In Azerbaijan, a disagreement with the licensing authority may have significant adverse effects on our sports betting license there through Azerinteltek. Legal actions may be taken before national and international judicial authorities by our Company in case the agreement between Azerinteltek and Azeridmanservis is unilaterally terminated and/or authorization of Azerinteltek in Azerbaijan is withdrawn.

•	Inteltek’s sports betting licence in Turkey is to expire in August 2018. Failure to renew its licence could lead to a halt in its core operations. Furthermore, unlicensed illegal betting issues both in Turkey and in Azerbaijan have an adverse impact on our business, by impeding our revenues and creating unfair competition, and we believe that this will remain a risk to our business. Moreover, Inteltek has entered into the new business of gaming which may not generate an acceptable return on investment.

•	Corruption is an area of significant concern in emerging markets. We are subject to laws such as the U.S. Foreign Corrupt Practices Act, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Violations of these laws and regulations could result in significant fines and penalties, criminal sanctions against us, companies in which we invested, and our and their officers and employees and could adversely affect our business in affected countries. Such violations or allegations of violations may also adversely affect our reputation, our revenue or our overall financial performance. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates. In this regard, allegations have previously been made regarding improper payments relating to the operations of Kcell, a 51% subsidiary of Fintur, our joint venture with Telia. With respect to the Fintur companies, through our representation on the Fintur board, we remain vigilant about such allegations, however there can be no assurance that new allegations will not arise. In September 2017, Telia Company settled enforcement actions with the U.S., Dutch, and Swedish authorities that did not involve Fintur or its subsidiaries. We understand that, as a result of that settlement, there are currently no pending investigations involving Fintur or its subsidiaries.

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

Furthermore, in addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. In international markets in which duopoly markets exist, such as the United Arab Emirates, Tunisia or the Maldives, operators tend to increase their roaming prices despite the overall trend of declining roaming prices in the world, which could increase our roaming costs. The terms on which we enter into roaming agreements may change over time, adversely affecting our ability to sustain or enter into such agreements on commercially viable terms.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat. Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles, Azerbaijani Manat, Kazakhstan Tenge and Moldovan Leu, versus U.S. Dollars and Euros, have had and may have an unfavorable impact on us. In particular, a substantial majority of our equipment expenditures are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by our activities are denominated in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, Azerbaijani Manat and Euro. As of December 31, 2017, our total debt was TRY 12,536.1 million. The debt balance of our companies operating in Turkey was TRY 12,010.8 million, of which TRY 4,756.1 million ($1,260.9 million) was denominated in U.S. Dollars and TRY 5,628.4 million (EUR 1,246.5 million) in Euro. The debt balance of lifecell was TRY 520.9 million, denominated in UAH. Meanwhile, Belarusian Telecom had a debt balance of TRY 4.4 million, denominated in BYN.

In addition, we are exposed to currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular our obligations in respect of universal service for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies. Also, the financing of infrastructure investments, license fee payments and any other potential investment opportunities could lead to an increase in our U.S. dollar and/or Euro debt, further increasing our currency exposure. See “Item 8. Financial Information” and Note 33 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. Devaluations that are not matched by adjustments in our tariffs have had, and may continue to have, an adverse effect on our results of operations and our liquidity. See “Item 4B. Business Overview—II Tariffs”. We are also exposed to currency exchange rates on the prices of the smart phones that we rely on for the promotion of our digital and data services. Depreciation in the value of the TRY makes smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for the services.

According to the CBRT, the TRY depreciated by 7.2% against the U.S. Dollar and 21.7% against the Euro in 2017, driven mainly by exacerbated macroeconomic conditions and geopolitical uncertainty as well as international developments such as increased U.S. rates, policy normalization signals from the European Central Bank and rate hikes from the Federal Reserve. To date in 2018, through March 13, the TRY has depreciated a further 2.2% against the U.S. Dollar and 5.3% against the Euro according to the CBRT. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future. In several of the other countries in which we have businesses, in particular Ukraine, Belarus, Azerbaijan and Kazakhstan, there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs, in particular to finance our technological expansion. In the previous three years, this included the payment of the Ukrainian 3G license fee and the buyout of SCM’s interest in lifecell/Euroasia and the debt restructuring of lifecell and Belarusian Telecom, the payment of the Turkish 4.5G license fee and related capital expenditures in Turkey, and the establishment of a consumer finance company. Furthermore, in 2017, we paid TRY 3 billion dividend and made capital expenditures and loan repayments, which significantly reduced our available cash. Looking ahead, we expect to continue to experience significant cash outflows from new licenses and network roll-out, continuing fiber development and a potential dividend payment. The ongoing disputes among our shareholders may also have an impact on our liquidity position, to the extent that it may affect dividend payments. In the past, as a result of such disputes, dividends were not paid for several years and then the resulting backlog was eventually paid in a short period of time. In addition, an increase in the volume of assigned contracted receivables has resulted in and may continue to result in higher working capital requirements if we fail to successfully run our consumer finance company. These pressures have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations. We enter into derivative transactions and hold hard currency to manage the risk with respect to the Turkish Lira. However, derivative transactions might have costs and may not fully cover all of our risks. Furthermore, no assurance can be given that we will continue to have access to financing on terms that are satisfactory to us or at all. In addition, no assurance can be given that unexpected cash outflows will not be required that could further erode liquidity and increase borrowing requirements.

As of December 31, 2017, our total debt was TRY 12,536.1 million. TRY 4,144.0 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further. In 2015, we obtained financing lines of around $2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this amount, we issued a 10-year Eurobond with an aggregate principal amount of $500 million and utilized $500 million and EUR 445 million under our 5-year club loan agreement with five international banks and utilized EUR 500 million in 2015 and EUR 60 million in 2017 under our loan agreement with China Development Bank. In 2016 and 2017, we also borrowed to finance the growing business of our consumer finance company and to finance the working capital requirements of our operations in Ukraine. We are likely to continue borrowing to finance our infrastructure investments, consumer finance company, loan repayments and any other potential investment opportunities.

In 2015, we received investment grade ratings from Moody’s, Standard & Poor’s and Fitch Ratings and sustained these in 2016 and 2017, although in 2017 Moody’s and S&P changed the outlook on our ratings to negative from stable. On March 9, 2018, Moody’s downgraded our rating by one notch, which corresponds to non-investment grade, and revised the outlook to stable as a reflection of its downgrade of Turkey’s sovereign ratings. The remaining investment grade ratings may not be sustained as Turkey’s credit has been downgraded to below investment grade by Fitch and S&P. Furthermore a decrease in our free cash flow, an increase in our net debt position or more generally a change in financial policies and projections, a material increase in investment and acquisition plans or shareholder returns and an increase in corporate governance issues could also result in a credit rating downgrade.

Some of our borrowing agreements contain cross default clauses which could trigger an event of default under such agreements in the event of a default by a group company under its own borrowing agreements.

We are subject to a variety of risks with respect to our Base Transceiver Stations (“BTSs”) performance.

Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Our spectrum licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the IMT Advanced (known commercially as “4.5G”) auction held on August 26, 2015 in Turkey we have 2x10 MHz of

FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 band.

As our subscriber base and their demand for mobile services and data grow and as we offer a greater number of services, we will require additional capacity. We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

We have been awarded a license allowing us to deploy an IMT advanced network (“4.5G”) in Turkey in October 2015. There are certain coverage and local production obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

We have achieved a major step forward in the development of telecommunications in Turkey with the deployment of 4.5G networks in 2016. Our 4.5G build-out requires significant financial investments and there can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out is significant. Furthermore, the license agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of domestic equipment and procurement from local small and medium sized enterprises in meeting infrastructure obligations, an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees, which will increase as the number of frequencies used increases. With respect to the domestic procurement requirement, there is not enough research and development, product development and production capacity in the domestic market to meet the license requirements and thus it has not been possible to comply. We have asked ICTA to waive this requirement initially for 2015-2016 and later for 2016-2017. In addition to the above obligations, we must ensure that our network equipment suppliers employ a certain number of engineers and local researchers in their local R&D centers. Although efforts have been made, we do not believe that compliance has been achieved. No assurance can be given that ICTA will not find us to be in breach of our license as a result of the foregoing. More generally, demand for 4.5G services may also not be at the level we expect, such that the return on investment we make in connection with 4.5G may not meet our expectations. Any of the foregoing factors could harm our competitive position and our profitability.

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

There are alleged health risks and zoning limitations related to our BTS may adversely affect our ability to provide services at certain areas. The fiber business is also affected by local limitations.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile handsets and long term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms or at all.

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

There are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Zoning law in Turkey requires mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and/or closing of BTS for which certification cannot be obtained, negatively impacting our financial condition. An exception to this requirement for base stations was rescinded by a court decision. As a result of this situation, some municipalities take actions to suspend the construction of BTS or order their demolition. The Planned Areas Zoning Regulation was published in the Official Gazette dated July 7, 2017 and its effective date is October 1, 2017. The necessity of obtaining a building permission certificate and a construction permits document, which is not possible in practice, has been abolished by the new regulation. However, there remains some uncertainty regarding the provisions on building aesthetics and silhouette, permits of the flat owners and the project implementation. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In 2012, metropolitan municipalities were authorized to consider the requirements of city and building aesthetics and electronic communication services when certifying BTS sites. Municipalities regulate the choice of operators’ BTS locations, and if we do not have, or are unable to obtain, a site selection certificate in our preferred location, we may have to move our BTS to another less desirable location. In addition, the Site Selection Certificate Regulation entered into force in January 2018, according to which the site selection certificate and fee was set at TRY 2,400, applicable only to BTS sites established after December 2012. Such regulation is likely to lead to additional operational costs, and the certificate processes for implementation of sites may delay the permit process.

Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to get permission for excavations from authorized municipalities or institutions. In some areas, excavations may have to be stopped due to the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. In some cases, we could face the risk that, although we get the approval of the Turkish Ministry institutions subordinate to the Turkish Ministry do not recognize these approvals and do not give permission to excavate. In addition, a new law has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet them. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

Like all telecommunications network operators, we purchase our communications network equipment, from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. Further, we have worked with only two distributors in Turkey since 2015 which creates an inherent concentration risk. Any financial difficulty or failure of any of our suppliers and/ or our distributors in terms of timing and quality may adversely affect our business and financial condition. There can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. Our competitive position could also be adversely affected if our suppliers fell behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our company.

Our principal shareholder is Turkcell Holding A.S., which holds 51% of Turkcell’s shares as of March 13, 2018, based on the Company’s share book. Sonera Holding BV sold 13.07 % of our shares to the market in two tranches (May 10 and September 21, 2017) which led to an increase of 48.95% in our publicly held shares.

Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Sonera Finland Ojy. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. According to public filings (a Schedule 13D filed in November 2009), Alfa and Telia Company entered into an agreement regarding a possible consolidation of their holdings in Turkcell into a new company. In a Schedule 13D filed on December 16, 2014, Alfa has deleted references to this agreement.

Cukurova and Alfa are involved in a long-running dispute regarding, in summary, amounts due by Cukurova to Alfa and Alfa’s claim to take ownership of Cukurova’s indirect 13.8% interest in our Company in settlement of such amounts. In 2014, as a result of a court decision, Cukurova paid Alfa $1.6 billion to release this claim. Cukurova has been provided loan financing amounting to $1.6 billion by the Turkish state-owned Ziraat Bank for which an indirect 13.8% interest in our Company has been provided as collateral. According to the latest publicly available information, Alfa and Cukurova remain in a stalemate over a right given to Alfa to buy Cukurova’s stake and rights of Cukurova to either buy Alfa’s stake or sell its own stake to Alfa. This dispute and other disputes have effectively blocked shareholder decision-making on important corporate matters, and could have an adverse effect on the ability of our management to execute business decisions and take other actions. We cannot predict how the resolution of this dispute will affect our Company, whether other disputes will be resolved and whether our shareholders will be able to achieve agreement on matters regarding the operation of our Company.

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•	Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. Prior to our shareholders’ meeting held in 2015, we have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, the election of independent board members, the release of directors for actions taken and the approval of financial statements. In 2012, 2013 and 2014, due to lack of quorum, the annual general assemblies could not convene on time. A general assembly was eventually convened on March 26, 2015. The annual general assembly meeting for 2016 convened on May 25, 2017 but did not approve all items submitted to it. Our Board of Directors has decided to call the Annual General Assembly Meeting of our Company for 2017 to convene on March 29, 2018.

•	A number of corporate governance requirements were enacted under Turkish regulations by the CMB with mandatory effect from June 30, 2012.

We were unable to comply with some of these requirements because of a lack of consensus among our main shareholders, including a requirement that one-third of our Board members and that all of our Audit Committee members be “independent”.

Under the Capital Markets Law, the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen or to amend the Articles of Association without general assembly approval. Under such powers, the CMB directly appointed all of the current members of our Board. The CMB appointed members’ terms of office will last until new appointments are made in accordance with applicable legislation, which may as in the past include by CMB appointment.

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

We are dependent on certain systems and suppliers for information technology (“IT”) and network technology (“NT”) services, and also carry a significant inventory, and our business continuity is at risk due to our exposure to potential natural disasters, sabotages, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and result in a fine under the Law on the Protection of Personal Data.

We are heavily dependent on IT and NT systems, suppliers of IT and NT services and our IT and NT employees for the continuity of our business and we are continually upgrading and converting our IT and NT systems. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT and NT systems, or other factors including but not limited to unintentional third party interruptions. These factors also put at risk the substantial inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations.

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

Our IT and NT services are exposed to hacking, sabotage and other cyber security threats, and terrorist or other destructive acts, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers, result in a fine under the Law on the Protection of Personal Data and lawsuits from affected customers

Our commercial success is heavily dependent upon the security and continuity of our services. Our networks and systems are constantly exposed to a variety of different cyber threats and we have experienced an increased number of sabotage incidents, as well as attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. We believe that no such attacks have succeeded in obtaining access to our critical systems, although in practice such attacks may develop over long periods of time during which they can remain undetected. Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and stopped, which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. In June 2017, an incident took place (the Petya attack) which impacted many public entities and companies, including our subsidiary lifecell in Ukraine, resulting in a loss of data (although minimal and not sensitive).A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. In the event of such breaches, we could be exposed to claims and liability, litigation, and regulatory action and fines, notably under the Turkish Law on the Protection of Personal Data, as well as the loss of existing or potential customers, damage to our reputation, and financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

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

The operation of our business depends, in part, upon the successful deployment of continually-evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial services, mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

Our business, consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and technology personnel in Turkey and elsewhere is intense, in particular in the area of cyber-security. In addition, we depend on our dealers, distributors and their employees for the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor.

In 2015 and 2016, our Company made organizational changes, including changes to our management team, to our structure and business strategy and further changes may be made. No assurance can be given that the changes being implemented will achieve their objectives, or that they will not have an adverse effect on our business or lead to retention issues among our key personnel.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with such authorities. We have set aside provisions for certain of our ongoing disputes based on applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 36 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We face a risk of tax audits and claims in many different areas that are subject to taxation, such as corporate tax, value added taxes and others. Such audits and claims have led to significant tax assessments and penalties in the past and may again in the future. In addition, changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may, as a result, materially adversely affect our financial condition and results of operations. Disputes related to taxation have been particularly significant and major penalties have resulted. Current tax disputes include the following:

•	We have had ongoing disputes regarding the application of the Turkish Special Communication Tax to prepaid card sales made by our distributors over numerous years. Under a recent “tax amnesty” law, we have settled disputes for 2008 to 2012. Currently, we are under investigation on the same matter for the years 2013 and 2014 and, based on the estimated payment including interest in case of restructuring the SCT for the year 2013 under the tax amnesty law (which we believe should apply), the Company accrued a provision in 2017 of TRY 25 million for FY 2013. We may face investigations in respect of later years through the end of 2017, and there is a risk that we may incur a SCT and penalties as a result of such investigations. We are hopeful that we will not face the same issues for periods after 2017, as the Ministry of Finance has regulated the controversial issue through Communiqués enacted on January 1, 2018, with which we believe we have complied. However, no assurance can be given that similar issues will not arise in this area of taxation or others, and that we will not incur penalties.

We are also under investigation with respect to the application of SCT on our bundle package pricing mechanism and content applications for the years 2015 and 2016 and cannot predict the outcome or application to other years.

•	Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in this are, for periods through 2017, and the Turkish Treasury may change its opinions based on interpretations of treasury share calculations. Therefore, unanticipated treasury share liabilities and fines may also be levied. We have also had several long running disputes with the Turkish Treasury regarding claims for payments of additional treasury share and allegations of deficient treasury share and contribution share payments and penalties imposed within the context of our 2G and 3G Concession Agreements.

•	We are also involved in several disputes regarding administrative fines imposed by the ICTA, warnings established by ICTA, and ICTA’s additional radio utilization and usage fee requests made after ICTA’s investigations on number of subscribers and radio utilization and usage fees regarding the years 2004 to 2014.

Under the Turkish “tax amnesty” law, we have settled the Treasury share and ICTA disputes described above. The settlement amount including interest on installments, is TRY 600.8 million payable in 2018. No assurance can be given that further disputes will not arise.

•	Under the Ministry of Customs and Trade investigation with regard to value added services, subscription contracts and device campaigns, we received an administrative fine amounting to TRY 116.2 million. We filed a lawsuit for a stay of execution and cancellation of the penalty. The administrative penalty decision was withdrawn and the related audit reopened. It is currently ongoing. No assurance can be given that significant penalties will not again be imposed and that further disputes will not arise.

For a more detailed discussion of our disputes that we presently believe to be significant, see Note 36 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls, particularly as our Company grows and enters into new businesses.

We maintain and regularly review internal control over our financial reporting. However, internal control over financial reporting has inherent limitations and there is no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements on a timely basis. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. This risk is exacerbated by our rapid growth into new activities, which creates additional challenges in identifying risks and designing and implementing systems to control them. Furthermore, we operate in a decentralized structure in which most compliance functions are managed at the level of our operating companies rather than at the parent company level, which can further complicate the process of identifying risks and designing and implementing systems.

Our systems may not always allow us to detect and prevent fraud or other misconduct by our employees, representatives, agents, suppliers, dealers or other third parties. We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, suppliers, dealers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in return for any type of benefits or gains or otherwise not complying with applicable laws or our internal policies and procedures.

Our latest review as of December 31, 2017, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. Our controls have in the past suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Implementation of new accounting standards may have a significant impact on the presentation of certain elements of our financial statements, making year on year comparisons more difficult.

We are in the process of adopting several new accounting standards under IFRS that will significantly impact the way we account for certain items going forward and that will significantly impact the ability of investors to compare our past financial statements to our future financial statements. Among these new accounting standards we note in particular the following:

•	The Company has adopted the IFRS 15 Revenue from Contracts with Customers standard beginning on January 1, 2018, the mandatory application date. As there are still many open interpretation items, and regulatory guidance and precedents on the application of IFRS 15 is limited, it cannot be assured that future interpretations by and guidance of competent authorities will not affect the Company’s application of IFRS 15. The Group plans to adopt the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as of January 1, 2018, to retained earnings and not restate prior years. During 2017, the Group performed a detailed assessment of IFRS 15.

•	IFRS 9 Financial Instruments, which has been effective since January 1, 2018, brings new requirements that will have incremental effects on financial asset portfolios of financial institutions and corporates over classification, measurement and impairment calculations. The new standard presents three separate approaches for measuring and recognizing expected credit losses, including the general approach, the simplified approach and the credit adjusted approach. Financial institutions, such as Financell, will be calculating 12 month expected credit loss or lifetime expected credit loss, whereas corporates, such as Turkcell and Superonline, will calculate provisions in accordance with the simplified approach for receivables (subscribers, trade receivables and other financial assets). The standard anticipates a new expected credit loss model for loss provision calculation, according to which loss provision will be calculated for financial assets at day zero. The Group will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as of January 1, 2018.

•	IFRS 16 Leases, which will be effective from January 1, 2019, will replace IAS 17 Leases, and will require lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has a low value. Although we are still in the process of measuring the implications of this standard, we expect it will impact our financial statements in many ways, namely by creating an increase in total assets as leased assets which are, under current standards, accounted for off balance sheet (classified as operating leases under IAS 17), will now be recognized on balance sheet. Also, due to the fact that liabilities relating to existing operating leases will now be recognized, it is possible that there will be an increase in debt due. For a more detailed discussion of new accounting standards, see Note 2 (Basis of preparation and summary of significant accounting policies) to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholder is Turkcell Holding A.S., which holds 51.00% of Turkcell’s shares based on the Company’s share book. Based on publicly-available information, we believe that Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Sonera Finland Oyj. Based on publicly-available information, we believe that Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.

The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark, Maltepe, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE.

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and a 13-year 4.5G license effective until April 30, 2029.

Our GSM license was granted in April 1998. Under our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Turkish Ministry for a universal service fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system.

In early 2009, we were granted a 20-year type A 3G license, which provides the widest frequency band and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

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

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator, for EUR 1,623.5 million (excluding VAT and interest payable on the installments). We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee was paid in four installments, where the last installment amounting TRY 1,535 million (originally EUR 413.8 million, converted by the buying exchange rate on January 2, 2017 announced by CBRT) was paid in April 2017.

Following the 4.5G auction, we have a total frequency bandwidth of 234.4 MHz which has increased our spectrum share of the total bandwidth of the market to 43%. We acquired twice the bandwidth acquired by Vodafone while paying the same amount in terms of price per MHz, and 56% more bandwidth than Turk Telekom (formerly known as Avea) while paying only 9% more per MHz. Moreover, we paid the lowest per subscriber price for 1 MHz in the auction at EUR 0.28 per subscriber, compared to EUR 0.44 and EUR 0.52 paid by Vodafone and Turk Telekom, respectively. The new spectrum acquired, including the widest frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment has enabled us to provide the fastest 4.5G speeds of 1 Gbps through carrier aggregation combinations and availability of advanced user devices supporting new features. This allows customers to access mobile services at a speed comparable to fiber broadband.

Following the 4.5G launch, Turkcell focused on providing innovative and pioneering digital services; which differentiates its offerings from the competition. We develop and manage digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. Thus, Turkcell now defines itself as a digital operator.

In 2017, we had total revenues of TRY 17,632.1 million and we reported net income of TRY 1,979.1 million (excluding non-controlling interest). Excluding the effect of payments made to settle tax disputes, net income would have been TRY 2,479 million (excluding non-controlling interest). For the year ended December 31, 2017, we spent TRY 4,087.4 million on capital expenditures including non-operational items and our 4.5G license fee, compared to TRY 3,494.4 million and TRY 8,536.2 million in 2016 and 2015, respectively. Capital expenditures in 2015 and 2016 related mainly to our 4.5G license and the GSM and fixed-line networks of the Company, Superonline and lifecell in Ukraine.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2017, that number had grown to 50.2 million for the Group.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

Since 2015, Turkcell Turkey has positioned itself as a converged player in the total telecommunications market and since 2016 the Company’s new strategic vision has been to be “the digital operator”. We have shifted to an organizational structure with the aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications and digital services. We have already integrated our marketing efforts and sales channel, and developed an internal company performance monitoring platform and have established customer services as a key focus area.

We provide high-quality mobile and fixed voice, data and digital services over our advanced network and have developed what we believe to be the premier mobile service provider in Turkey by differentiating ourselves from our competitors. We maintain our strong position in the market due to our customer-oriented approach, as well as our ability to quickly provide diverse solutions to meet our customers’ communication and digital needs throughout the day.

We have differentiated our network through its quality and speed of service, and have extensive spectrum rights covering 43% of the total spectrum available, extensive 3G coverage (covering over 97% of the population of Turkey) and the broadest 4.5G license of any operator in terms of spectrum allocation. We have also focused on building out an advanced fiber network to support our mobile and fixed offerings (including broadband and television), through our 40,238 km fiber network, which reached 79 cities in Turkey as of December 31, 2017.

We had 50.2 million subscribers in Turkey, Ukraine, Belarus, the Turkish Republic of Northern Cyprus and Germany as of December 31, 2017. In Turkey we had 36.7 million total mobile, fixed and IPTV subscribers.

Effective from 2015, we have changed our reportable segments in order to align the segments with our convergence strategy. Following this change, our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International.

•	Turkcell Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 87.6% of our revenues and 89.8% of our Adjusted EBITDA in 2017. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and have the broadest 4.5G spectrum in Turkey, which we expect will provide us with a competitive advantage by allowing us to provide high quality and speedy service to our customers, as well as providing digital services. Revenues from data and services and solutions have been growing rapidly, with an aggregate growth of 51% in 2017.

•	Turkcell International. Turkcell International accounted for 6.1% of our Group revenues in 2017. We have telecommunications operations in a number of emerging market geographies that we believe are complementary to our operations in Turkey and the potential to export our business model. These geographies include Ukraine (which accounted for 3.9% of our revenues in 2017), Belarus (which accounted for 1.2% of our revenues in 2017) and the Turkish Republic of Turkish Republic of Northern Cyprus (which accounted for 0.9% of our revenues in 2017) and Germany.

•	All other segments. Mainly comprised of our consumer financing services, information and entertainment services in Turkey and Azerbaijan and call center revenues. This segment accounted for 6.7% of our revenues in 2017, of which 0.4% is attributable to intersegment eliminations.

We have a strong track record of profitable operations with total revenues for 2017 of TRY 17,632.1 million Adjusted EBITDA in 2017 of TRY 6,228.3 million and net income in 2017 of TRY 1,979.1 million (excluding non-controlling interests). We have achieved these results while continuing to invest in our network to support our strategy of offering innovative solutions, with capital expenditures for 2017 of TRY 4,087.4 million.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 9.0 billion as of December 31, 2017, making us the 5th most valuable publicly traded company in Turkey at that time.

I. Industry

a. Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 to facilitate unification and integration of mobile communications worldwide.

Since Turkcell was founded in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities whereas the focus in 3G shifted more to data, along with simultaneous voice and data capability. 4G has brought fully IP-based architecture where everything is considered data. Turkcell currently has all of these technologies in its mobile networks to serve customers who use and depend on them based on their subscription profiles and terminal types. With the advent of 4G/4.5G technologies it has become possible to introduce more sophisticated services utilizing lower latency and higher data speeds.

Our Company has also branched out in to the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential due to favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

According to a TUIK announcement, the estimated median age of the Turkish population is 31.7, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. There were 80.8 million people living in Turkey as of December 31, 2017.

There are currently three major operators in the telecommunications sector in Turkey, Turkcell Turkey, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment (formerly known as Avea) and TTNET, “Turk Telekom Group”). In 2017, the total revenue of the Turkish mobile and fixed markets was TRY 42.6 billion compared to TRY 36.7 billion in 2016, according to the operators’ announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey’s reported revenue and Turk Telekom’s construction revenue is excluded).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund (“SDIF”). Turk Telekom Group is 55% owned by Oger Telecom.

II. Strategy

Our vision is to become “the digital operator” through the digital services we offer in Turkey and elsewhere.

Our journey began almost three years ago, and today we see our company as “the digital operator”, being an experience provider, rather than a network operator. In line with our vision, while offering our customers voice, SMS and raw data packages, we seek to expand customer engagement from traditional communication to a wide range of digital activities which we believe will enrich their lives. This is enabled by our significant mobile and fixed network capabilities, which provides the seamless connectivity required for the penetration of our digital services.

Today, we measure our success in terms of the number of minutes that we take up in our customers’ lives, as well as the amount of data used. With our digital apps and solutions, we have the possibility to be present during most of the 1440 minutes that make up their days.

Our confidence in the relevance of our digital operator model has resulted in the launch of a brand based entirely on data and digital services: Lifecell. Lifecell marks another first for our digital operator strategy through its offers that seek to meet all communication and digital needs through mobile data and digital services. With these offers, our customers can make calls via BiP, listen to music via fizy, enjoy viewing through TV+, and search through Yaani with a dedicated data quota. Lifecell also enables us to acquire new customers with higher ARPU.

As a digital operator, we aim to help other content and service providers enjoy a more secure, smoother interaction with their customers in the digital space. In order to do this, we have launched our e-commerce platform. End users can securely login via mobile connection, or “fast entry” as we call it at Turkcell. As customers make transactions for digital content, they can benefit from secure payment opportunities provided by Turkcell’s Paycell and even use credit for their technological needs (such as smartphones and tablets) from our consumer finance company, where available. Through our consumer finance company, Financell, we offer various financing options for our customers in order to increase the accessibility of the latest technological devices. We pursue this strategy with a view to integrating our digital services into their lives through such smart devices. As such, we provide our customers not only with the digital services and solutions they can enjoy during the 1440 minutes of their days; but also the financing options to facilitate the purchase of these smart devices needed to access such services.

Based on our success as a digital operator in the Turkish market, we also seek to put these transformations into motion in our international subsidiaries, with the aim of improving the performance of those subsidiaries and increasing their revenue contribution to the Group. After the restructuring of debt at both lifecell (known as Astelit at the time) and Belarusian Telecom in 2015, we believe we have positioned these businesses for profitable growth. Since 2016, our Ukrainian operations have offered their services under the new brand “lifecell”. Under the new brand identity and with ongoing investments in 3G+ infrastructure and services, lifecell seeks to become Ukraine’s top data operator. The successful 4G tender results in the first quarter of 2018 also confirm our commitment in Ukraine. Meanwhile in Belarus, we launched our LTE services on beCloud’s infrastructure in August 2016, and we believe will contribute to our growth in that market.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, we have a total of 36.7 million subscribers including 34.1 million mobile subscribers, 2.1 million fixed broadband subscribers and 506 thousand IPTV subscribers. We have 2.2 million total TV users, including OTT TV only customers.

As part of our increased focus on customers, we take a number of actions designed to increase customer loyalty, and such loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are to:

•	increase the loyalty of existing Turkcell customers;

•	ensure behavioral and emotional brand loyalty;

•	ensure a seamless series of positive brand experience throughout all customer touch points; and

•	attract new customers.

Turkcell Turkey divides its customers into three main categories:

Consumer Category

In the consumer category, we manage our mobile customers either under the mass segment or under one of our two large sub-segments, youth and premium. In line with our goal of being a digital operator, we seek to create value for our customers by bundling Turkcell digital services such as BiP, fizy, Upcall, TV+, Yaani and lifebox in multiplay propositions.

This year we have launched a new digital brand “Lifecell”. With the increased role of OTTservices in the new communications landscape, Lifecell embraces the opportunity of by delivering its own OTT services with a tariff model that is focused on digital services, thus encouraging its customers to explore every aspect of communication and entertainment on the internet. Lifecell’s motto: All is possible with internet, all you need is Lifecell.

Fixed consumer customers are consolidated under a single segment (residential) and managed under the consumer category along with mobile consumers. By positioning the residential segment under the consumer category, we aim to enhance convergence between mobile and fixed businesses. Under the residential segment, we have our fiber internet customers, who use our own fiber infrastructure, and our DSL customers, to whom Turkcell is a reseller.

Corporate Category

The Corporate category for our mobile and fixed customers comprises our Small Office/Home Office customers, Small and Medium Sized Enterprises customers and our Enterprise customers. We provide differentiated mobile communication offers for each of these customer types, as well as campaigns and co-branded activities with selected companies from other sectors to create added value for targeted segments.

Wholesale Category

Our wholesale segment focuses on managing wholesale voice, data and roaming services with the national licensed operators, international operators and network-centric business owners such as data centers and content providers.

For roaming services, the wholesale segment strives to achieve the best international coverage for customers to have continuous communication wherever they travel and to enable all visitors to enjoy the service quality of Turkcell.

For wholesale data and voice services, our main strategy is to become the regional junction point in an increasingly digitally hyper-connected world, and while promoting our infrastructure in the international market, we are focusing on growing as a preferred wholesale partner of local operators in the domestic market as well.

a. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkey. We provide a range of traditional telecommunication and digital services to our customers, enabling them to call, text, search, stream music and watch videos and roam abroad. We provide these services through our network of over 57,000 base stations in Turkey. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with a balance of TRY 35 or monthly usage allowance with 1000 minutes, 1000 SMS and 6 GB of data, together with a one-time 3GB additional data quota, while the top-up (TRY refill) cards or usage allowance (package refill) cards (both physical and digital) can be purchased in amounts ranging from TRY 20 to TRY 180. As of December 31, 2017, we had 15.6 million prepaid subscribers and 18.5 million postpaid subscribers, compared to approximately 15.7 million prepaid subscribers and 17.4 million postpaid subscribers as of December 31, 2016.

We provide a range of fixed services in Turkey including voice, broadband and digital services to consumers and a wider range of services to our corporate customers, including cloud services and traffic carrying. We provide these services through a combination of our own fiber infrastructure and leased copper ADSL lines. As of December 31, 2017, we had approximately 2.1 million fixed line customers of which approximately 1.2 million were fiber and 921 thousand were ADSL customers. We cover 3.1 million homes with our fiber infrastructure.

(i) Voice Services

Voice services are the main services that we provide to our customers. Voice services consist of high quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband

Our broadband services consist of mobile broadband, fiber to the home/building and ADSL.

We commercially launched 3G simultaneously in 81 city centers and major cities in Turkey at the end of July 2009 and reached 97.94% population coverage as of December 31, 2017. Similarly, we launched our LTE (4.5G) network simultaneously in 81 city centers in Turkey on April 1, 2016.

The launch of 4.5G, provides increased network abilities and data speeds, and brings various new opportunities to Turkcell’s product range such as lifestyle accessories (such as smart watches and fitness trackers), gaming PCs, consumer health and entertainment categories. We believe that this will contribute to a more connected life for our customers and an increase in overall internet usage. Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera) and have an open operating system (e.g. Windows Mobile, Android, iOS) allowing access to the Internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 72% by the end of 2017, up from a 64% penetration at the end of 2016. To increase penetration of our 4.5G services, we launch 4.5G enabled smartphone campaigns throughout the year. As of December 31, 2017, subscribers who have signed up for 4.5G on our network have increased to 30 million, up from 23 million as of December 31, 2016. This represents 87% 4.5G subscriber penetration. In most cases, Turkcell is acting as an agent on behalf of its dealers to provide handsets, although the Company is increasingly selling handsets itself as a principal. The table below shows the number of smartphones in our network and smartphone penetration for the periods indicated:

	2009	2010	2011	2012	2013	2014	2015	2016	2017
Number of smartphones in our network (millions)	0.9	2.0	3.8	6.2	9.6	12.7	16.1	19.2	22.1
Penetration(1)	3%	6%	12%	19%	30%	40%	52%	64%	72%

(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status). Since the national launch of 4.5G in April 2016, the share of 4.5G enabled devices in the network increased to 68% corresponding to 15.0 million, up from 10.5 million a year ago.

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are sold by dealers, to increase LTE available device penetration, create a unique terminal experience and enhance the broadband internet experience. Since February 2014, selling smartphones through credit cards with installment plans has been banned in Turkey. Turkcell initiated Turkcell Finance Company (“Financell”), which enables customers to buy devices with installment plans, where Turkcell Finance Company gives credit to consumers in terms of 1 to 48 months. Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by

us. In addition, we are increasingly selling handsets ourselves as a principal. Avariety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complimentary products such as accessorizes, accessories, game consoles, headsets and virtual reality sets. Throughout 2017, we maintained our position as leader of handset campaigns through our dealer channel and we delivered attractive joint campaigns with “top of the class” models of brands in high demand such as Samsung, Apple, and some local handset manufacturers such as Vestel and General Mobile. We have also offered Turkcell-branded T series smartphones and a tablet with Android operating systems since 2010. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price.We launched the latest version of our T-series smartphone, the T80 in June 2017 and our first 4.5G enabled T-series tablet was launched in April 2017. Both devices have sold more than 100 thousand units in Turkey.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet packages to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our own fiber infrastructure, and in these circumstances we differentiate our offering with our customer services. Therefore, outside of our own fiber infrastructure we are only able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this kind of service. We emphasize our “no hidden prices” value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices.

(iii) Digital Services and Solutions

Our portfolio of digital services is a key element of our strategy to be “the digital operator”. By providing a wide range of digital services, we can enable users to remain connected wherever they are via their mobile devices and we become increasingly relevant to our customers. From digital communications services to media and entertainment services, we respond to the diverse needs of subscribers to provide them with a more connected life. We aim to increase customer engagement from basic communication to potentially all digital activities. We focus on the value that we create throughout the day for them with our services. In addition to the traditional telecommunications services, we continued to develop digital services that enrich the lives of our customers. We believe that this digital services portfolio gives us the potential to have a significant presence in our customers’ daily lives.

In this regard, we have begun to monitor our customers’ digital services usage behavior. Digital Cockpit, or internal monitoring tool, enables users to personalize their experience, identify trends, set up alerts in case of variance and compare results, all the while accessing the platform from the device of their choice and even using Amazon’s Alexa as an interaction interface. Moreover, with this tool, our management team can monitor critical metrics related to sales, network operations, marketing campaigns and human resources in real-time which enhances overall efficiency.

After the 4.5G launch and due to our digital services strategy, one of our main targets is to increase mobile and fixed multi-play customers. “Mobile triple play” refers to mobile customers who use voice, data and at least one of our strategic digital services, and as of December 31, 2017, our mobile triple play ratio reached 55.8%, up from 41.8% a year ago. As of December 31, 2017, triple play revenue share in mobile revenue increased to 73%, from 58% a year ago. On average, a mobile triple play customer generates 2.9 times the ARPU of a single play customer and has 20% less churn. On the fixed side, the “multi-play with TV” ratio stands for the customers who prefer our fixed services and our IPTV service. As of December 31, 2017, the multi-play with TV ratio increased to 44.4%, from 35.9% year over year.

Digital Services

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Turkcell is focused on developing and managing digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. These services are designed around enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using mobile technologies, especially in the areas of information and entertainment (i.e. television, communication, education, music and sports) and enabling our customers to access information according to their needs and providing e-commerce services such as secure login and mobile payment services.

Turkcell has numerous active in-house developed mobile applications which can be downloaded from app markets (App Store, Play Store, etc.) available for both iOS and Android platforms. These applications are all-access, as they are available for any user regardless of their choice of mobile operator. Some of these digital services are owned and managed through Lifecell Ventures, a 100% subsidiary of Turkcell incorporated in the Netherlands. These apps are created by our in-house mobile application development team, comprised of approximately 1,000 engineers dedicated to developing and sustaining superior digital services experience.

Among others, below are the strategic digital services on which we focus (in no particular order):

•	BiP is an Integrated IP-based communication platform;

•	TV+ enables subscribers to watch live television channels and on-demand video content on their mobile devices and through the IPTV platform;

•	fizy is a digital music platform to stream and download music, listen to radio and watch video and live concerts;

•	lifebox is a personal cloud service that facilitates data storage;

•	Dergilik is a digital publishing platform which enables access to popular magazines and newspapers published in Turkey;

•	Yaani is a search engine application, designed to understand the unique syntax of Turkish;

•	My Account is an application for our customers to track their bills and usage, change their settings and make transactions and purchases;

•	Goals on Your Mobile (Goller Cepte) allows fans to follow their team and be updated on a wide variety of categories such as game scores and player transfers;

•	Turkcell Academy provides digital learning contents and services in various categories such as technology, innovation, personal development, marketing, leadership and certificate programs;

•	UpCall is a call management service, which only Turkcell subscribers can use; it enables users to identify the caller ID, reach unknown numbers and block spam calls.

Integrated IP-Based Communication Platform (BiP)

BiP is available for all operators’ subscribers on iOS and Android platforms through App Store and Play Store and has been downloaded 17.6 million times in 192 countries as of December 31, 2017. The application supports eleven languages including Turkish, English, Ukrainian, Belarusian and Russian Spanish, Arabic, Azerbaijani, German, Farsi, and Romanian. As of December 31, 2017, BiP has 4.5 million monthly active users. In 2017 on average around 71 million messages are sent daily.

The most important features of Turkcell’s IP-based communication platform BiP includes:

•	Instant messaging, sending photos, videos, audios and documents;

•	Group messaging with multiple people;

•	High quality VoIP, video call, group video call up to 6 people;

•	Entertaining content: Creating and sharing internet memes, a wide range of emojis;

•	Disappearing messages in the pre-defined time;

•	Communicating with non-BiP users via SMS; and

•	Sharing location.

BiP Discover section provides also a connected life experience as a marketplace that consists of various entertainment and information services. Discover section offers two way communications between users and services. BiP Discover serves more than 100 different services—including top Turkish banks, TV Shows, celebrities, content providers and customer services—with 12 million followers. In 2017, BiP also started to offer games and has 2 million unique visitors.

Similar to the product offered in Turkey, BiP in Ukraine, includes voice and video call features in addition to messaging capabilities. lifecell subscribers also benefit from free data while using BiP.

TV+

Turkcell’s multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. As of December 31, 2017 TV+ reached 2.2 million subscribers, 506 thousand of which were IPTV users, and customers who have downloaded Turkcell TV applications reached 6.3 million to date. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. Within the scope of the strategy consisting of appearing on every screen, we deployed TV+, which we offer in our costumers’ homes on Apple TV, Android TV, and Smart TV applications.

fizy

Turkcell’s digital music service fizy enables its users, through the application and the desktop version, to access a number of songs, videos, live concerts and radio channels with high quality sound on a monthly subscription fee that also includes data available for this service free of charge. Users can discover new music with the “Weekly Discovery List” feature, and have the flexibility to listen to their favorite songs offline. As of December 31, 2017 fizy has been downloaded 14.2 million times to date and has 2.0 million monthly active users. In 2017, 14 concerts were broadcasted live on fizy. Fizy is also available in Ukraine.

lifebox

Turkcell’s personal cloud service, lifebox is the first local storage service in Turkey and globally provides all users the ability to store their photos, documents, and videos in one secure, convenient and personal space with auto syncing abilities, and to share them easily. Everyone who downloads and logs into the lifebox application is given a 5GB of storage space free of charge. Since 2017, lifebox now comes with a phone book synchronizing feature. As of December 31, 2017 lifebox was downloaded 6.3 million times and has 1.4 million monthly active users, and on average 39 files are uploaded per user per day.

Dergilik (Digital Publishing)

Our digital publishing app, Dergilik gives users access to more than 400 popular magazines and 75 newspapers published in Turkey. All magazines and newspapers available on Dergilik can also be downloaded and read on a monthly subscription fee. The Dergilik service is enhanced with auto-download, favorite pages and magazines features. Dergilik users can also reach websites of magazines and newspapers free of data charge. As at the end of December 2017, Dergilik was downloaded by 4.2 million customers and reached 7.0 million monthly active users, including users who utilized the Dergilik magazines and newspapers via browser.

Yaani

Yaani is Turkey’s search engine and browser, providing a fast, secure and stable browsing experience combined with a unique set of features through the Yaani Browser. Yaani is available for both iOS and Android and was created based on Turkey’s specific user patterns and can access local content first, making each search relevant. With Yaani, Turkcell adds Turkey to the list of countries to have their own search engines.

By using Yaani, users can have a personalized browsing experience where they can access everything that matters to them in one place: “Search for the information you want”, “Surf the Web”, “Check the local news”, “Search for local restaurants”, “Check the local weather”, “Enjoy your favorite music via fizy” by the help of shortcut buttons. As such, Yaani is integrated with other relevant Turkcell digital services. Yaani had reached more than 3.5 million downloads and 1.2 million active users as of February 2018.

Goals on Your Mobile (Goller Cepte)

Goals on Your Mobile is a sports application designed for the four top soccer clubs’ and live score fans. It provides instant super league goal videos, betting analysis and the latest news. It is also a social application where people can come together in a forum. The app was downloaded 4.5 million times and has 1.0 million active users as of December 31, 2017. The service offers new features such as multiplayer games and an in-depth betting analysis since the first quarter of 2017.

Turkcell Academy

Turkcell launched the Turkcell Academy service in 2014. Enriched with Turkcell’s technology and training know-how and content partnerships with top institutions worldwide, Turkcell Academy provides an access to a digital and innovative world. Turkcell believes that accessible knowledge with mobility will offer equal opportunities in education and empower people.

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

Turkcell Academy mobile application has been downloaded by 2 million customers and about 2 million learning videos have been watched on Turkcell Academy by the end of 2017.

Turkcell Academy also launched “Hello Hope”, a mobile application which aims at facilitating the lives’ of Syrian refugees in Turkey, as a corporate social responsibility project in September 2016. Previously recognized by the GSMA for best use of mobile technology in humanitarian and emergency situations, “Hello Hope” received another award from the World Summit for Information Society (WSIS), led by the International Telecommunications Union (ITU), the UN body for the telecommunications industry in 2017. Additionally, “Hello Hope” was selected among globally inspirational projects by the UNESCO-Pearson Initiative for Literacy. The mobile app reached more than 700 thousand downloads as of the end of 2017.

My Account

One of our priorities as Turkcell is to drive customer loyalty through the digital platform. Within the scope of this strategy, we have invested in our digital self-service channels. The primary channel is our mobile application called “My Account” with which we provide our customers the ability to track their bills, usage and settings and execute transactions and purchases. Our engagement activities combined with these offerings brought over 25.4 million downloads and 17.3 million monthly active users in 2017. As of December 31, 2017 My Account users has 40% more ARPU and less churn with regards the non-users. Our customer satisfaction and effort scores also indicate that we offer a simple and user friendly experience and make our customers’ lives easier. In 2017, we also used My Account app as the platform to offer a well-appreciated marketing campaign “Shake & Win”, which has delivered 225 million gifts, where 28% of these gifts granted to customers were TV+, fizy, Dergilik, lifebox, BiP and Paycell. This has become a substantive medium for Turkcell subscribers to meet with and experience digital services.

UpCall

UpCall is an application enriching and facilitating our customers’ calling experience with many different features it offers. When a call is received from a number that is not saved in the phonebook, the caller ID can be seen on the screen while the phone rings. The UpCall application also has a smart search feature that enables the access to the number of an unknown person or place through number query with name; the access to the identity of the owner of an unknown number; as well as the initiation of a group call with a single click. As of December 31, 2017, UpCall was downloaded 2.0 million times and had 837 thousand active users.

Smart Places & Business Applications

Business Applications provides corporate customers with a competitive advantage by providing non-core industrial solutions. Fleet management, employee tracking, push-to-talk services, smart faxing services, cloud based Saas products, digital invoicing solutions, energy monitoring services and new generation cash register solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience.

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

In addition to a network that is superior and stronger than ever with 4.5G technology, Turkcell offers companies M2M, digital services and business app solutions that enable real time data exchange with an end-to-end approach.

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

As of the end of 2017, more than 400 companies evaluate their business processes and provide new technological services to their customers by using Turkcell Smart Enablers web services (APIs).

Big Data Services

Turkcell offers analytic services to companies to help them understand the sector dynamics with sector based analysis, get to know their customer base by providing demographic and behavioral analysis or competitor analysis to help them support their marketing strategy with data. Companies could also benefit from Turkcell’s user based data through cloud as an input to their business analytics processes or also get predictive services through cloud to help them reduce churn ratio, target the right customer for the right offer or find the right people to advertise for new customer acquisition.

Turkcell Smart Map

The Turkcell Smart Map service, which the first sevice of its type in Turkey, makes it possible for companies target specific customers to analyze data on a large-scale basis. Turkcell Smart Map operates on a website on which Turkcell’s corporate customers can analyze Turkcell’s mobile activity concentration at a point and time where an activity is being planned, or analyze where their own customers are concentrated at a specific time of day. Through this application, companies may have access to important data that will help them conduct marketing activities, develop growth strategies, and decide on new investment and design campaigns.

Location Based Services

Corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil (“Team Mobile”). Team Mobile is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes at a minimal investment cost for the companies.

Authentication Services

One Time Password is widely used by corporate customers for two-factor authentication controls on transactions. The service allows corporate customers to send a single-use password via SMS to consumers when providing authentication on transactions. It is widely used for online banking processes and login transactions.

Mobile Signature, which was launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally-accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without needing to be physically present.

Mobile Connect is a secure universal log-in solution which allows consumers to securely access a wide array of digital services and website using their mobile phone account for authentication. It is powered by GSMA and launched in December 2015 by Turkcell. Simply by matching the user to their mobile phone, Mobile Connect allows them to log-in to websites and applications quickly without the need to remember passwords and usernames. Mobile Connect is safe and secure where no personal information is shared without permission.

Cloud Services

Turkcell offers a wide range of cloud solutions for its corporate customers. These services range from collocation solutions, to infrastructure (virtual server, virtual data center), backup, disaster recovery and security services. In 2017, Turkcell managed over 4,000 virtual servers and protected more than 4 Petabyte of data for its corporate customers. As of December 31 2017, our datacenters are based across six locations in Turkey on approximately 20,000 square meters of white capacity.

In 2016, to meet Turkey’s digital data management need, we built the nation’s largest Tier 3 Designed data center in Gebze, which has a closed area of 33 thousand square meters with 10 thousand square meters of white space, 30 MVA power capacity meeting the highest standards. Gebze Data Center (the DC), which has Turkcell Superonline’s powerful fiber network through 5 connection points and infrastructure, provides above 99.9% availability with its 7/24 surveillance/security/mechanical /electrical and network operations. With its seismic ground isolation against earthquakes of magnitude 9, the DC protects customer data with Turkcell know-how offering nonstop service and cost efficiency at the same time. In addition to Turkcell’s powerful technology, the DC offers work areas, including private and shared rental offices. Also, the DC has international standards of ISO 27001, 22301, 10002, 20000, 50001 and Leed Gold energy efficiency and it is the only Data Center in Turkey to receive prestigious Uptime Tier III Operations Certification.

Turkcell offers cloud based applications from its data centers. Apart from the basic hosting and e-mail solutions, Turkcell offers cloud based (aaS) productivity applications such as videoconferencing and fax which enable corporate customers to send and receive fax digitally from anywhere.

Machine to Machine (“M2M”) and Internet of Things (“IoT”)

Since 2009, Turkcell has focused on its M2M/IoT business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2017, the number of M2M subscribers increased to 2.3 million compared to 2.0 million as of December 31, 2016. Turkcell will keep to pioneer on this business line with the release of services on upcoming new technologies such as consumer IoT, NB-IoT (NarrowBand-Internet of Things) and Industry 4.0 applications. After new application enablement platform integration is completed, Turkcell will launch new end to end solutions on IoT verticals.

Corporate Messaging & Mobile Marketing

Increase in smartphone and tablet penetration has resulted in higher data usage, more space to be creative and the need for more interactive marketing tools in order to be engaged with customers. As the use of mobile devices increases, mobile marketing has become a necessary part of every brand’s marketing strategy.

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. In 2016 and 2017, many companies sought to expand and reach their customers through corporate messaging products, differentiating themselves from the competition. We believe that our customers have created fast and efficient solutions to their marketing needs by using of our bulk messaging and stand apart from the competition by enriching their messages in terms of visual aspects with rich content messages, a corporate messaging service that enhances the customer’s ability to send visual messages and by reaching their customers at the right place, at the right time with our location-based SMS services. These companies were also able to collect customer feedback by conducting satisfaction surveys using our Instant Response suite. Companies could also target Turkcell customers for new customer acquisition by providing exclusive offers to Turkcell subscribers and Turkcell communicates this offer through targeted or location based bulk SMS.

Turkcell utilizes mobile marketing and advertising channels to create additional value for customers.

Management Information Systems

We started the digital hospital period by launching “City Hospitals” projects in cooperation with Ronesans Health Investment. City Hospitals comes into service along with the “Management of Information Systems” built by Turkcell. Yozgat City Hospital, the first City Hospital in Turkey and Adana City Hospital, the largest city hospital opened up to this date were built by Turkcell “information systems management” together with the service. We signed also Elazig and Bursa Hospitals contracts in 2017.

e-commerce platform

As the usage of digital services increases, our customers tend to need a secure authentication and payment system for the products and services they access online. Responding to this need, we have established an e-commerce model in order to complement our own digital services, and to provide solutions for our corporate partners in Turkey’s rapidly growing electronic commerce market. Internet users can securely login to digital services with the GSMA-enabled Mobile Connect technology, a GSM-based and easy-to-use authentication process. Users can shop online and use easy and safe payment methods provided by Paycell and Financell.

In October 2017, Turkcell announced that we would extend this model, initially launched on the Piri, a travel application, and the Turkcell Academy mobile application, with a view to include the travel site Fulltrip, and the digital TV platform BluTV. We aim to contribute to the expansion of Turkey’s e-commerce market by spreading this model to our future corporate partners in the upcoming periods.

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our digital services & solutions.

(iv) Wholesale

(i) International Roaming

Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2017, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 211 destinations throughout the world, pursuant to commercial roaming agreements with 579 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the passive CAMEL system on their networks. As of December 31, 2017, we offered prepaid roaming to the prepaid subscribers of 355 operators from 159 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the active CAMEL system on their networks. As of December 31, 2017, we offered prepaid roaming to Turkcell prepaid subscribers through 416 operators in 180 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2017, we made it possible for our subscribers to access the internet and reach their email accounts while passing through 199 destinations serviced our 497 GPRS roaming partners.

As of December 31, 2017, our subscribers can send SMS to more than 752 mobile operators located in 209 destinations, including North America and China. With a view to balance international SMS traffic, we have 89 International SMS Interworking Agreements in place.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2017, our subscribers were able to send MMS to 390 mobile operators in 142 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G roaming services in many different locations around the world. As of December 31, 2017, our subscribers enjoyed high speed mobile internet connections with 406 operators in 182 destinations.

On January 20, 2015, we launched LTE roaming services for our subscribers in many different locations around the world. As of December 31, 2017, our subscribers experienced LTE roaming experience with 149 operators in 85 destinations.

On April 1, 2016, we launched LTE roaming services for visitor subscribers from many different countries. As of December 31, 2017, subscribers of 133 operators from 72 different locations experienced LTE roaming services on the Turkcell network.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 4.0 million in 2017 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 2.2 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to “Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)”.

(ii) Wholesale Voice

Turkcell and Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2017, Turkcell Superonline had interconnection agreements with more than eighty national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, Avea (mobile section of Turk Telekom) and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2017, Turkcell had interconnection agreement with 80 fixed line and mobile operators and carriers.

For Turkcell, current interconnection rates are based on the ICTA’s decision on MTRs and Fixed Termination Rates (“FTR”s). ICTA designated Turkcell as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Turkcell is obliged to provide access and call origination service to MVNOs and directory service providers. As of December 31, 2017, Turkcell had agreements with 11 Directory Service Providers. Commercial negotiations in view of reaching agreements with MVNOs are ongoing. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

(iii) Wholesale Data

Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 11 border crossings from Turkey to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Six of the border crossings are towards the East, where we offer capacity services to the Caucasus and Caspian region as well to the Middle East.

In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and data center companies in the domestic market in Turkey.

Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline, that aims to transform the Silk Road into the Fiber Road, and has been taking important steps to develop Istanbul as the world’s newest Internet base due to its geostrategic location. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships with the Tier-1 operators and strategic partners between Asia, the Middle East and Europe, such as RCN. Today, we provide telecom services to more than 70 international operators including Tier-1 companies. As of December 31, 2017, we have the capacity to carry 4.5 Tbps of international traffic.

II. Tariffs

Our charges for voice, messaging, data and digital services consist mainly of bundles and also monthly fees, usage prices, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national calls, data, SMS and most of our digital services. Turkcell also offers all-inclusive packages with annual fixed-price plans that include price discounts and/or extra minutes.

Turkcell’s fixed offers are based on speed, quota and fair usage. The tariffs are designed upon the composition of the different needs of different customers. Turkcell’s own fiber infrastructure lets fiber offers with high speed up to 1000 Mbps, usually bundled with TV products. In February 2018, we launched a fiber offer with significantly higher speed of 10,000Mbps, which is provided on the demand of a customer. ADSL offers up to 16 Mbps and has voice bundled tariffs. Since 2016, VDSL is offered to our customers using DSL products, with higher speeds up to 100 Mbps.

Turkcell’s strategy is focused on providing high quality service and creating value rather than competing on prices. Accordingly, Turkcell aims to offer the best network quality to its customers, and also to be a leader in digital services. Better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply an inflationary pricing policy.

(i) Consumer Tariffs and Loyalty Programs

We mainly offer bundled packages including voice, data, SMS and various digital services. We focus on providing a leading mobile experience in Turkey, and in order to meet customer needs we offer a large portfolio of tariffs. Our tariffs are becoming more data based and enriched with digital services in order to meet customer demand.

We have various tariff bundled smart device campaigns offered jointly by our dealer channel in which minutes, SMS and data and digital services can be bundled with smart devices, which are expected to lead to higher mobile broadband and services usage.

Today, more and more customers need reliable, consistent and uninterrupted internet connectivity both for mobile and fixed networks. At Turkcell, we focus on providing the best customer experience in all channels supported by competitive offers and an extensive network. We initiated our convergence program with two products for consumer and corporate segments, which include fixed broadband (fiber or DSL) and mobile broadband launched in December 2015. Furthermore, in April 2016, we launched the first converged bundle offer in Turkey, which includes mobile and fixed products in a single bill. In November 2016, we took another step forward and added TV to a converged bundle which brings together mobile, fixed and TV products in a single bill. In 2017, we have continued providing the best service and fastest speed with 4.5G offers in mobile. As one of the leading mobile operators in Turkey, in September 2017, we launched a new digital sub-brand, Lifecell. The needs of our mobile consumers are changing as they tend to consume more data and OTT services. Accordingly, we have introduced Lifecell with a unique proposition, claiming that “all is possible with internet”. Within the packages of new tariffs that we offer with the Lifecell brand, instead of traditional telecommunication services (i.e. minutes or SMS) our customers can meet their voice and video calls and instant messaging needs via BiP; listen to music on fizy, and watch movies on TV+; store large quantities of data in the lifebox application, search through Yaani with unlimited data and also obtain 24/7 customer service support via BiP.

In fixed broadband products (fiber and DSL internet) we have various tariffs for different internet speeds and quota. We offer 25 Mbps to 1000 Mbps internet speed in the fiber internet which we serve through our own infrastructure. In 2018, we have launched our fiber internet offer with 10Gbps speed which is currently not offered by our competitors in Turkey. The campaign prices are valid for a 24-month commitment and we generally acquire customers for a 24-month commitment. Also, we offer IPTV service TV+ on our fiber infrastructure and in 2017 we continued marketing our TV+ bundle offers. Our fixed voice product is bundled with our fixed data product. We also have tablet and desk phone campaigns in which the terminals are offered jointly by dealers, bundled with Turkcell Superonline fixed data products.

Turkcell intends to provide advantageous price schemes to consumer and corporate customers when abroad. With a customer-oriented focus, Turkcell offers products to subscribers with high- and low-roaming usage. All

Turkcell postpaid customers can enjoy “Roam Like Home” offer automatically which enables them to use their domestic tariff while abroad by paying a daily fee.

We have three loyalty programs which are called Platinum, GNC, and SIM.

Platinum is a loyalty program for subscribers with the Platinum tariff. The “Platinum App” provides gifts such as plane tickets to travel all around the world or cinema tickets, attractive co-branding offers with various brands, car park services at shopping malls, free transportation to the airport and more.

GNC is a loyalty program for the youth segment. “GNC App” provides free cinema tickets, co-branding offers with clothing, transporting and food brands.

SIM is the first and only digital platform in Turkey that is specific to women. It is an application that can be used by both Turkcell and non-Turkcell subscribers. SIM provides all information from a single source that women generally need in their daily lives. SIM videos are data free and this enables a better customer experience. Also, women can find many special offers from different brands on this digital platform.

Further, we have been conducting a campaign called “Shake & Win”, which can be deemed a loyalty program through our online self-service channel My Account, to extend gifts such as free one month subscriptions to TV+ or Fizy, free BiP packages or a free daily or weekly data quota. This campaign has not only helped to increase data usage, but also enabled Turkcell customers to become familiar with our digital services. Further, this campaign has contributed to customer retention by increasing their loyalty.

(ii) Corporate Tariffs and Loyalty Programs

We offer a variety of bundle packages including voice, data, SMS, company on-net and/or flat minutes and value added services to meet our corporate customers’ communication needs. We also offer various joint terminal campaigns in which voice, SMS and data packages can be bundled with different terminals. In addition, we provide various mobile data packages in order to meet different customer needs. These packages include shared data packages, URL-based packages, VINN Wi-Fi offers and tablet bundled campaigns.

At the beginning of 2017, we enriched the “Artisans packages” contents with digital services such as TV+, fizy, BiP, lifebox and Dergilik. In May 2017, we added our corporate solution product “BiP Faks” to the Artisan package so that they can send faxes using only their mobile phones. We also offer converged fix and mobile packages on a single bill with the Legend Artisans package. Thereby we not only responded to the needs of our customers, but we also believe that we differentiated ourselves from our competitors through the products and services we offer. In September 2017 we launched fully digital Lifecell packages also for our corporate customers.

In addition to mobile tariffs, we also address and provide solutions to our corporate customers different telecommunication needs with the Total Telecom Solutions Provider (“TTSP”) approach. We provide TTSP products such as VOIP, MPLS/VPN, data center, cloud, and mobile and fixed bundle offers to our customers from a single source. Moreover, we established our data centers in Gebze and Ankara, which are operational since the second half of 2016. Our corporate customers benefit from the services provided by our data centers which include co-location, cloud and security services.

For corporate customers, Turkcell Superonline provides internet services over its fiber-optic infrastructure with the latest transport technology and DSL infrastructure of the incumbent fixed operator. We have “fixed internet” offers and “fixed internet and VoIP” bundle offers. We have various tariffs for different internet speeds and quotas. In March 2017, we launched converged mobile and fixed products on a single bill. We also offer fixed internet and exclusive tablet or smartphone bundles jointly to increase revenue and customer loyalty.

We have two loyalty programs which are called “Win at Work” and Platinum Business. Launched in March 2010 for our corporate customers. Win at Work, the first loyalty program focused on the B2B segment, offers advantages to our corporate customers, providing them with cost advantages on their non-GSM costs. With this program, Turkcell’s corporate customers get discounts in several areas. Also, this program is the first corporate converged loyalty program, providing discounts for corporate fixed customers as well as corporate mobile customers. My Account app is also enabled for corporate customers seeking to benefit from various campaigns. Platinum Business is a loyalty program for both corporate and consumer subscribers with the Platinum tariff plan, providing attractive co-branding offers with various brands such as discounts on sea taxi services in Istanbul, gift cinema tickets, car park services in shopping malls, free airport transportation and free shuttle services to several ski holiday destinations.

(iii) Wholesale Tariffs

In 2017 ensuring the necessary wholesale roaming cost basis to be able to support the new roaming consumer and corporate tariffs and propositions “Roam Like Home” was one of the main focuses of the Wholesale Roaming Agreements.

Based on Turkcell’s roaming agreements, Turkcell hosts subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type. IOT is a wholesale tariff applied between mobile operators with roaming agreements.

Interconnection rates in Turkey are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, Avea, Turk Telekom and Fixed Telephony Service Operators.

With respect to data sales, Turkcell intends to provide competitive prices to promote Istanbul as a regional hub for peering and IP transit services and international capacities, as well as to support domestic wholesale market through its robust network with feasible commercial conditions.

III. Churn

Mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not provide the necessary payment for a period of 270 days are disconnected (this was changed in 2010 from 210 days). Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a twelve month period.

In the fourth quarter of 2015, 379 thousand subscriptions, and in the first quarter of 2016, 196 thousand subscriptions which were not topped-up within the stipulated period were disconnected. In the first quarter of 2017, our mobile churn policy was extended from the regulatory minimum in Turkey of 9 months to 12 months, except with regard to prepaid customers who last topped up before March of each year, which will be disconnected by year-end at the latest. Prior periods have not been restated to reflect the change in churn policy. The mobile churn rate for 2017 disclosed in this document have been positively impacted by this change, in part due to the fact that we have been successful in reactivating certain subscriptions during the additional 3 month extension. We believe that following this revision, the seasonality effect in churn rate, which is caused by periodic subscriber acquisition, has been reduced to a great extent.

In 2017, the mobile churn rate decreased to 20.5% from 24.6% in 2016, primarily due to successful retention campaigns such as Shake & Win and our digital services.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 778.4 million and TRY 974.5 million as of December 31, 2017 and 2016, respectively.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL or vice versa counted in churn rate). Fixed broadband subscribers who do not pay their bills are disconnected in 15-62 days according to the financial risk segments of the customers. The legal process commences approximately 104 days from the due date of the unpaid bill. The fixed churn rate increased to 19.6% in 2017 from 18.9% in 2016.

IV. Seasonality

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

V. Mobile and Fixed Network

a. Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2015. Statements regarding 4.5G coverage and performance are based on our own calculations, pending publication of ICTA specifications.

Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. As of December 31, 2017, Turkcell covered 92.54% of Turkey and 99.61% of its population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline, and during 2015, we enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. In 2017, we continued to expand our coverage and further enhanced capacity in populated areas. Within the scope of the Turkish Ministry’s Rural Coverage Project as part of universal services which we started in August 2013, infrastructure covering 1,796 settlements with populations of less than 500 has been installed as of the end of 2017, with network sharing technology, which enables all operators to use the same BTS, BSC and IP Transmission lines. Due to our success of implementing and operating universal services network the contract was renewed until December 31, 2018. According to the renewed contract, we are responsible for adding mobile broadband services to the existing infrastructure providing GSM services and operating the new broadband network together with the existing 2G network under the Universal Service Law.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. As of December 31, 2017, we covered 97.94% of Turkey’s population. As a result of the amendment to the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement by its decision, based on this amendment. We filed a lawsuit for a stay of execution and the cancellation of this aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The case is still pending.

Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

In 2017, we continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We became the first mobile operator extending 3G coverage to all of the districts in Turkey. We have been using 3G Small Cells (such as Femto, pico and micro) which are solutions to further enhance our coverage in places where signal penetration problems exist due to thick concrete walls, coated glass windows, basement floors, etc. 3G Repeaters have been used to serve the same purpose.

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

As of December 31, 2017 our fiber network reached 40,238 kilometers and connects 79 of 81 cities in Turkey. In 19 cities we have fiber to the home (“FTTH”) network and homepass, which means the number of premises that are connected to our fiber network has reached nearly 3.1 million. We also provide enterprise Wi-Fi services.

In the fixed access network we have two main network structures called fiber to the building (“FTTB”) and fiber to home (“FTTH”). In FTTB network, we are installing switches to access our subscribers. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network technology for residential and business subscribers. These network structures enable Turkcell to offer triple play services (High speed internet, TV, Voice over IP). The fixed access network also provides bandwidth requirement for mobile sites with Metro Ethernet services.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the statement by ICTA. Typically, “Call Drop” was one of the major Quality of Service figures that we focused on during 2017.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased below 0.42%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate below the 2G network. Our dropped call rate for our 3G network is below 0.25%. The rate of service quality is being enhanced continuously due to extensive network optimization and investments in our 2G and 3G network to improve the quality and capacity of the network. According to statistics gathered from the vendors, Turkcell has one of the best 2G and 3G dropped call rates compared to other networks in the world. As Turkcell has built one of the most robust LTE networks globally, in terms of VoLTE performance Turkcell has already obtained a low drop rate in VoLTE, which is below 0.35%.

We have started to offload data traffic by increasing the percentage of small cells in the network for improving customer satisfaction. We also focused on Special Distributed Antenna Solutions and customization of parameter settings in major stadiums to maximize the capacity of our 2G/3G Access Network. Together with Turkcell Superonline, we have also implemented Wi-Fi offload integrated with the Turkcell 3G and 4.5G networks to further enhance the customer experience.

We are the only operator in Turkey that can increase its carrier number up to eight carriers, allocated to mobile communications in the long term, by having the widest frequency spectrum in Turkey. We are using this capability to increase our capacity to provide superior services to a larger number of subscribers and improve coverage. In 2017, we continued to increase the number of carriers with the advantage of large spectrum assets and support four carrier aggregation in our current 4.5G network. We believe we have sufficient bandwidth to serve our current and projected short-term subscriber base and we currently meet the capacity requirements of both our 2G and 3G subscribers.

Turkcell has been awarded the ISO 9001 certificate since 1999 and renews its ISO 9001 certification every three years in the fields of design, installation, operation, sales, after sales services of global mobile communications within Turkcell functions. The latest certification Turkcell was awarded is the ISO 9001:2008 Quality Management System Certificate in 2016 which is valid until September 15, 2018. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology to meet the future requirements which allows us to improve our quality of service performance.

The optical transmission network relying on Dense Wavelength Division Multiplexing (“DWDM”) systems with Automatically Switching Optical Network (“ASON”), Optical Transport Network (“OTN”) and traditional Synchronous Digital Hierarchy (“SDH”) using protection mechanisms benefit alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provides an experience up to 99.999% availability figures; a level of quality defining the transmission network as upper level “carrier-class” network.

c. Network Evolution

(i) Radio Network

We launched the LTE Advanced network (also known as 4.5G in Turkey) on April 1, 2016 after extensive trials and preparations. On the launch day, millions of our customers were able to switch to our new 4.5G network seamlessly in one hour, reflecting our operational capacity. We have deployed 4.5G in all 81 provinces, including all counties. We have also upgraded our in-building systems (such as those in venues and shopping malls) so as to enhance the 4.5G user experience of our customers indoors.

With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets acquired by the mobile operators in Turkey. Leveraging the advantage of large spectrum assets and by a significant investment into the network infrastructure, our 4.5G network has widely supported 375 Mbps downlink speeds in the very first day and reached 1 Gbps peak downlink speeds today. Three Carrier Aggregation (3CA) (an LTE Advanced technology) has enabled us to provide very high downlink speeds to our customers. We have been continuously exploring new ways to enhance our customers’ experience by activating new technologies currently available. We have activated 256QAM downlink technology in the entire network. For the uplink, we have switched on 64QAM technology to increase peak uplink speeds by 50% to 75 Mbps in the entire 4.5G network. In 2017, we have integrated 4x4 Multiple-Input and Multiple-Output (“MIMO”) feature into the network to increase peak downlink speeds by as much as two-fold. Thanks to our advance planning and network deployment strategy, our 4.5G network infrastructure has been ready to support 4x4 MIMO from day one and therefore its activation was accomplished swiftly via software. Our 4.5G network is the fastest in Turkey, according to independent speed tests, and we also believe that it has become one of the most advanced and fastest mobile networks in the world. This has been proven by reports from certain independent organizations (such as in the Ookla Speedtest report dated December 2017) that refers to Turkcell as having by far the fastest 4.5G network in Turkey compared to other networks. In the future, as technology and its ecosystem evolve to new heights, we expect to introduce newer capabilities such as Four/Five Carrier Aggregation (5CA/6CA) and Uplink Two Carrier Aggregation (UL 2CA) by utilizing our large spectrum assets to support higher-order carrier aggregation options. We think ongoing network upgrades will also pave the way to an easy migration to the next generation technology. Turkcell is currently using the latest and most advanced products available from its infrastructure vendors.

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. In 2017, we activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became one of the few mobile operators in the world supporting this high-end feature. The applicable regulations provide that our 2G network must remain active until 2023; however most of our voice traffic is already carried by our 3G network, which has enabled us to gradually decrease our 2G network without affecting our customers. With a larger terminal support base, we expect that voice services will be migrated to the 4.5G network from legacy 3G/2G networks.

In order to provide a solution for VPN over the wireless technologies like 4.5G, we have announced the Mobile VPN offer to our corporate customers. With this solution, corporates are able to connect to the internet cloud over a wireless interface using 4.5G technology, without sacrificing their service quality requirements. This is a fast and flexible solution for connections between their branch offices and headquarters.

We have also focused on TV and video services utilizing much higher download speeds provided by the 4.5G network. We are closely following LTE Broadcast (eMBMS) technology, which namely enables a reduction in traffic usage demand, and have performed live demonstrations of this technology.

We have launched a “Wireless to the Home” service called SUPERBOX, which offers wireless high-speed internet access for customers who do not have fiber connectivity. The required equipment is included in the subscription plan and uses LTE Advanced network as a backhaul to provide internet connectivity in customers’ premises.

Through our ongoing investment in LTE Advanced infrastructure, we became the first operator in Turkey to support NB-IoT, which is required for new generation innovative applications on LTE Advanced networks. Use of this technology is now available on request across our whole LTE footprint. Thanks to this new technology made possible by Turkcell’s LTE Advanced network, machines communicate faster and more effectively, which we believe increases life quality in cities. Furthermore, through our Cat-M network support which enables fleet management, asset tracking and smart metering, and which few operators in the world have access to, we are able to provide higher data transfer throughput and have more mobility for machine to machine communications.

Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G, which we believe is the technology of the future in the sector. We have tested the Massive MIMO technology (both for frequency division duplex (“FDD”) and time division duplex (“TDD”)), which is being developed to meet high speed experience in dense areas. These collective activities help to maximize spectral efficiency, further enhance network capacity and improve overall user experience. We believe that Turkcell will have a significant advantage over its competitors with Massive MIMO, in addition to having the widest spectrum in Turkey.

While we have been investing into new technologies, we also have been upgrading our 3G/2G networks to improve the user experience of our customers who continue to be served by the legacy networks. By conducting modernization projects, we have achieved an energy efficiency improvement of about 30% on our 3G/2G networks. The equipment modernization also enables us to use multiple technologies (LTE, UMTS and GSM) in a mixed mode configuration on the same hardware units located at the sites, providing smaller footprints for the installations along with other benefits. It is also important to note that since the traffic volumes on the 3G network are still on the rise, we have been using newly acquired 2x10 MHz spectrum on 2100 MHz band as 5th and 6th carriers for additional capacity.

Although the 900 MHz band is still being primarily used for GSM900, we have been rolling out UMTS900 to provide coverage layer for voice calls redirected from the 4.5G network via the technique called CS Fallback (CSFB). This has been possible by some previous projects such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. UMTS900 has also strengthened our 3G indoor coverage compared to the existing UMTS2100 layer. As a next step, we plan to introduce a second UMTS900 carrier, which will utilize 900 MHz band more efficiently and generate additional capacity.

Furthermore, we have been closely cooperating with our network vendors for long term prospects through projects that enable Turkcell to deploy the latest technologies even before their availability on the market. This puts Turkcell at the forefront of the technology race and allows for the evaluating of the new technology benefits in the development phase, and then their timely deployment following their commercial availability.

Turkcell continues to give extensive support to the projects involving local products. We cooperate with local companies regarding base stations, antennas, transports and infrastructure solutions. ULAK Project, which is an initiative taken by Undersecretariat for Defense Industries (UDI), aims to design and develop national software and hardware components for an LTE-Advanced communication system and enhance Turkey’s self-sufficiency in this area. Since the signature of the agreement between UDI and Turkcell in March 2014, we have been supporting the project, which is on developing base stations domestically, with our engineering expertise. We contributed to the product development by transferring mobile operations experience and providing a test environment. The goal of Turkcell in this project is to contribute to the positioning of 4.5G base stations manufactured locally as a competitive product, not only in Turkey but also in the region and beyond.

In the scope of the next generation technology, known as 5G, Turkcell has been participating in technology organizations such as NGMN and GSMA by joining projects and programs to follow the latest developments and shape its strategies for the future accordingly. In this context, Turkcell has been selected by NGMN to trial the 5G prototypes in the field as a part of NGMN 5G test and trial activities. Turkcell has also signed agreements with vendors (Ericsson, Huawei, Aselsan) to collaborate in the research & development and work on various use case options. Our cooperation with Ericsson in the 15GHz band enabled us to achieve a speed of 24.7Gbps in Turkey’s first 5G test. In 2017, in a similar 5G preparation test conducted in collaboration with Huawei, we successfully showcased record-breaking 70 Gbps speeds. In addition to technology organizations and vendors, Turkcell has been doing some research activities with universities and research centers. 5G Research and Development related MoU has been signed with some major universities in Turkey. There are several applications for 5G-PPP (The 5G Infrastructure Public Private Partnership) European Commission projects together with some European partners that perform important activities on the 5G development. Recently we have joined 5G-PPP and 3GPP (The 3rd Generation Partnership Project) as a member to increase our participation in activities that will assist in our seamless transition to 5G in the coming years.

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

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We are not only expanding our 3G network but also migrating legacy TDM-GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP mobile backhaul of more than 57,000 BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage up to 450Mbps 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we are migrating from SDH based leased lines to DWDM or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

(iii) Core Network

The whole Turkcell Core Network is currently composed of IP based layered structure Next Generation Network (“NGN”) nodes, supporting all mobile standards, including 2G/3G/4.5G. By using a Geographical Redundant Pool (GRP) structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvements in radio network KPIs. By implementing IMS (IP Multimedia Subsystem) based VoLTE (Voice Over LTE) and SRVCC (VoLTE Voice Continuity to 2G/3G), all subscribers can use seamless HDVOICE technology.

We have deployed and continue to develop our all IP Mobile Broadband GPRS network to provide the high speed and reliability to meet the demand of our businesses and consumers. 2G/3G/4.5G data services are given from our converged core network, which is designed to support all mobile broadband.

(iv) Fixed Network

Our fiber optic network provides up to 1000 Mbps high speed internet service in 19 cities across Turkey. We also provide superior triple play service experience to our subscribers. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. In February 2018, we began to offer 10Gbps high speed internet as an on-demand service.

We are providing end-to-end Wi-Fi services for our Enterprise customers, which enables their guests to access WiFi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

Turkcell is the first company in the world that has realized a commercial application of colorless and directionless ASON on a live traffic carrying network. Turkcell also introduced coherent 100G technology in the backbone along with optical ASON in the early stages at the end of 2012 and early 2013. In 2016, Turkcell also tested for 1 Tbps per wavelength using super channels on existing DWDM networks successfully.

Fixed networks provide backhaul that not only connects the signal towers to the telecom network, but also allows for enough bandwidth to support operations in 4.5G. This is creating an environment in which optical cabling and fiber to Ethernet media converters are among the most important parts of a mobile network. As a result, fiber will remain an integral part of telecom networks.

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

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers is performed by our wholly owned subsidiary, Global Tower. We lease or buy the land and provide site management services (yearly rental payments, contract renewals, rework permits) through Global Tower. We manage all these processes for technical demands also for Turkcell Superonline and Global Tower.

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

Turkcell BCMS is assisted by the coordinators and business continuity virtual team. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2017, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

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

VI. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We support our sales efforts through one of the largest retail telecommunications distribution networks in Turkey, with 1,404 branded stores, many with prime locations, as well as approximately 6,000 semi-branded dealers as of December 31, 2017. Our two exclusive distributors provide our products and services as well as consumer technologies (such as handsets, tablets, notebooks, IoT devices and accessories) and aftersales services for this wide network of dealers, while 7 exclusive Turkcell distribution centers focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team, which makes approximately 100,000 connected home technology transaction per month. This provides us an important channel to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of more than 450 personnel who can offer tailored solutions to their respective segments.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, semi-branded dealers and Turkcell Branded Stores (Turkcell Plus & Turkcell) as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs and Point of Sales (POSs). We sell postpaid and prepaid services, fixed and mobile solutions and value-added services to subscribers through our distribution network. The number of branded and semi-branded dealers totaled 7,383 sales points as of December 31, 2017.

As of December 31, 2017, we finalized the transformation of our 1,404 branded stores and created a more customer and experience focused environment. We believe that our stores lead the market with their user-friendly atmosphere, new products and service-dedicated employees. With the idea of expressing the Turkcell brand in new ways, we developed a coherent look and feel across all stores and have expanded the experience spots in the stores using a number of digital screens which will be used for different purposes such as brand collaborations, launches, promotions, direct communications with customers and online shopping. In addition to digital screens, there will be around 45,000 live smart devices in total. In line with our digital strategy, through the integration of those digital tools, usage of digital signing and digital labels, there will be no need for printed materials and stores will be environmentally friendly. Our customers are now able to experience not only new generation technologies and smart phones in our transformed stores, but also Turkcell services (applications) such as TV+, Fizy, Dergilik and Lifebox.

Our non-branded dealer network provides us with a high penetration of Turkcell products and services in Turkey. Our 7 TDC’s are aimed at enhancing our distribution effectiveness in the non-branded channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under four main branches: Call center, Online Channel, which includes the company’s web site and the My Account app, Non-Telco Sales and Turkcell Flagship Store.

We offer our customers a fast and safe access to our products and services 24/7 via Call Center, our web site (www.turkcell.com.tr) and the My Account app. The Company’s web site has been serving as a sales channel since 2012. Besides Turkcell’s digitalized products and services, we provide services for many categories, including smart phones, tablets, computers, mobile accessories and home technologies. In 2017, we become one of the largest electronic and mobile e-commerce platforms in Turkey with more than 35 million visitors per month. Another channel is our Non-telco channel (which consists of ATMs, Call Centers, internet branches of banks and chain stores) where we provide our customers with the opportunity to access Turkcell’s products easily and quickly. We also proactively reach our customers and satisfy their needs easily and safely when they need our products and services through our Telesales channel. Further, we also serve through our flagship store in Istanbul.

All dealers are compensated based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. Our specialized sales employees, who are obliged to obtain a certificate to be eligible to work in the stores, serve around 200 million visitors annually. The certification program for our employees is quite extensive and involves different stages. The program has begun in April 2016 and has been widened with the inclusion of online assessments. The program has been created with a view to improve employee experience and to make Turkcell an attractive work place. The technological development projects, coupled with merchandising services, point-of-purchase (POP) materials and channel specific campaigns, helps to support the sales efforts in all of our sales channels.

Corporate clients are managed in four different segments: Public Accounts, Strategic Accounts, Major Accounts, Small and Medium Sized Businesses Accounts. The first three segments’ customers are directly contacted by Turkcell’s Account Managers, while dealers and telesales teams manage the Small and Medium Sized Business segment.

The corporate segment services consist of four basic categories:

•	Mobile Telecom

•	Fixed Telecom

•	Data Center and Cloud

•	Information Technologies

Within Turkcell’s sales teams, along with Telecom Services, Mobile Product and Solution Specialists, Fixed Product and Solution Specialists, Corporate Data Network, DC Cloud, Cyber Security Specialists and Professional Services teams specialized in IT solutions cater to the corporate clients. In 2017, vertical solution teams were formed to develop vertical solutions for eleven sectors including banking, retail, manufacturing, energy, local government, tourism, healthcare, education, IT/media, defense and logistics. These teams aim to create cross industry solutions to serve the digital transformation of Turkcell’s corporate clients.

Turkcell also provides turnkey mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners.

b. Advertising

Turkcell has been on an exciting transformational journey towards becoming one of the world’s leading digital operators since 2015. We have worked tirelessly to evolve into a digital services-focused experience provider and enrich our customers’ lives with our digital services. Leveraging our network capabilities and the power of our 4.5G network, our services combine the best of the OTT world with the strongest capabilities of a converged telecom services operator, thus reaching what we believe to be higher standards of quality and customer experience.

Following the launch of 4.5G in Turkey in 2016, users began to increasingly rely on the Internet to meet their communication needs. This has encouraged us to create our new brand Lifecell which includes the tariffs that provide all communication and digital needs entirely through mobile data and digital services. We aim to expand this innovative business model globally with the collaboration of our affiliates.

We base our communication efforts on three pillars that underlie our digital operator strategy. The first pillar comprises our four key assets that we believe ensure our position as the market leader: our integrated mobile and fixed communication technologies, the social responsibility projects that we undertake throughout the year, our brand perception; and the “firsts” we have marked in the Turkish market. The second pillar involves customer conversations which spring from various products and services that target diverse needs of specifically identified customer segments. The third pillar includes our digital services that connect our customers with what the digital world has to offer.

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

With respect to provision of customer services we mainly work with our subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24/7 contact center services at several sites and manages approximately 150 million contacts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi’s success has been affirmed by a number of domestic and international awards in 2017. We also offer customer services at face-to-face communication centers all around Turkey which are in a huge transformation process in order to meet our customers’ technological needs and demands.

We have prioritized the “digitalization” of our customers. Accordingly, we have invested in our online self-service channels and aim for the migration of our customers on those channel. The primary online channel is our mobile application “My Account” which was downloaded 25.5 million times and had 17.3 million monthly active users as of fourth quarter 2017. The app enables our customers to track their bills, usage and settings, change tariffs and make top-ups to their plans and pay bills. Within the scope of convergence, both mobile and fixed customers can use “My Account”. In 2017, we have also enhanced our Omni channel activities like scheduling appointments for Turkcell stores, tracking requests and viewing SMS that are sent to/received from Turkcell. Additionally, our customers can contact us via online chat available on our main website or through My Account. We also use online chat applications to reach our customers proactively when they are stuck on our website or need assistance while buying a product. For corporate customers, account managers are assigned for an exclusive service. An account manager serves as the single point of contact and provides proper solutions in response to customer needs. While managing our corporate customers through four sales segments, we also support our customers through e-mails, calls and dedicated back offices under the umbrella of our contact center. We have corporate customer representatives to support direct requests from our public accounts, strategic and major enterprises and/or to support indirect requests received through our account managers. In addition, for small-medium businesses, we aim to meet faster and higher quality service standards by providing online solutions to satisfy the demands of our sales teams regarding their customers’ demands with our “Field Support

Desk”. Moreover, we have developed a mobile application called “My Company” for corporate customers, which helps them to manage all their GSM lines online. Our corporate customers can experience the convenience and speed of doing self-service transactions for all lines by using this application. In 2017, 120 thousand companies preferred digital platforms for a total of 40 million transactions.

Turkcell has been awarded the ISO 10002 certificate since 2011 and continuously renews its ISO 10002 certification every year in the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell Functions. The latest certification is ISO 10002: 2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate, which was awarded in 2017.

VII. International and Domestic Subsidiaries

A component of our strategy is to grow or improve our business in our home market and in the international markets where we are already present. Continued strong operations in the countries in which we are currently present is important for us. We believe these operations offer growth opportunities and will provide additional value to us in the future.

While continued improvement of our current operations is a key priority, we will seek and evaluate the opportunities of being a digital operator by offering our portfolio of digital and financial services, both in Turkey and in international markets, and increasing their number of users.

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

Following the acquisition of the 44.96% interest in Euroasia from SCM, Astelit’s borrowings obtained from and with the guarantee of SCM Group was repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital was increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015. As of 31 December, 2017, the company utilized loans fully denominated in local currency of UAH 3.9 billion (equivalent to TRY 529 million as of December 31, 2017) under the guarantee of Turkcell.

After ten years of successful history in the industry, on January 15, 2016 Astelit announced a new stage of its development which started with large-scale rebranding into “lifecell”, and in connection therewith changed its legal name to “lifecell LLC” on February 2, 2016. Under the new brand identity and with ongoing investments in 3G+ and 4G infrastructure and services, lifecell will continue its presence in the market, seeking to become Ukraine’s top data operator and usher in new possibilities in the country’s telecommunications landscape.

As of December 31, 2017, lifecell had 11.1 million registered subscribers. The majority of such subscribers were prepaid subscribers. lifecell’s three-month active subscribers reached 8.0 million as of December 31, 2017.

The company has been known in the market as one of the most dynamic and innovative ever since lifecell was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly motivated to keep its innovation leadership in marketing and sales. There are 176 lifecell branded shops in 83 cities of Ukraine as of December 31, 2017. There are 84 “facelifted”

and 83 rebranded shops whereas 9 shops in the process of facelifting and 4 shops in the process of rebranding as of December 31, 2017. In addition, customers can order lifecell services in 46 branded sales points and 31,512 other GSM and non-GSM sales points throughout Ukraine. As of December 31, 2017, lifecell provided roaming services in 202 countries via 539 roaming partners.

As of December 31, 2017, lifecell provide services in all cities in Ukraine (excluding Crimea) with a population of more than 2,000 inhabitants and in total more than 28,871 settlements nationally, and all principal intercity highways and roads. This corresponds to a coverage of approximately 98.95% of the population of Ukraine or 94.65% geographical coverage with 10,438 base stations. lifecell stopped recording revenues from Crimea starting from the end of September 2014 and impaired its assets in that region. Furthermore, in 2016 the operator has also ceased services and lost its revenue stream on the uncontrolled territories of Luhansk region and since February 2017 lifecell is unable to provide mobile services and stopped recording revenue on the uncontrolled part of the Donetsk region. The company impaired its assets in the uncontrolled part of Donetsk and Luhansk region in Q4 2017. Cumulative capital expenditure for the development of lifecell’s coverage amounted to $1.9 billion as of December 31, 2017.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the National Commission for the State Regulation of Communications and Informatization (“NCCIR”) controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

lifecell is dedicated to further development of innovations in the market. NCCIR held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. In May 2015 lifecell has made payments of UAH 350 million (equivalent to TRY 46 million as of May 8, 2015) and UAH 7 million (equivalent to TRY 1 million as of May 12, 2015) for the first installment of conversion of spectrum from military use. In April 2017, lifecell had made payment of UAH 299 million (equivalent to TRY 40 million and of April 28, 2017) for the second installment of conversion and committed UAH 218 million (equivalent to TRY 29 million as of December 31, 2017) for the third installment of the conversion.

After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G+ network in Ukraine and as of December 31, 2017 3G+ from lifecell is available in more than 6,600 towns and settlements in Ukraine and in more than 1,770 Ukrainian towns and settlements lifecell is the only operator providing the third generation network services. As of December 2017, lifecell has the widest 3G geographical coverage over the country. In February 2017, the company became the 3G speed leader according to the OOKLA speed test. 3G+ services on the lifecell network can be used by 32 million Ukrainians as of December 31, 2017. As of December 2017, lifecell is a leader of smartphone penetration with 67% on its high-speed 3G+ network in the Ukrainian telecommunication market.

lifecell is ready for the implementation of 4G LTE technology in Ukraine, which is planned in 2018. In November 2017, lifecell, together with Ericsson, conducted a public speed-test demonstration to present the fastest 4G connection up to 453.89 Mbps. On January 31, 2018 and March 6, 2018, lifecell was awarded 4G licenses for 15 years, at a cost of UAH 909 million (equivalent to TRY 122 million as of December 31, 2017), and UAH 795 million (equivalent to TRY 107 million as of December 31, 2017) million for the 15 MHz frequency band each, the latter of which will be paid in April 2018.

In December 2016, lifecell signed Letters of Declaration on cooperation in the framework of the development of 5G in Ukraine with Huawei Ukraine and Ericsson, becoming the first in the Ukrainian telecom market to declare its intention to develop 5G in Ukraine.

In line with the Turkcell Group’s digital services strategy, in 2017 the company launched a number of unique digital services. lifecell was the first mobile operator to launch the cloud application “lifebox”, the Ukrainian radio application “fizy”, the Ukrainian online magazines application “lifecell Magazines”, the sports dedicated application “LifeSport” offering no data consuming packages for video, social networks and digital communication. All these digital services are also available for the users of other telecom operators. In response to the need of the Ukrainian market for cardless and cashless payment services, lifecell introduced its online money transfer tool available online.

lifecell is continuously focused on company security (tools, processes, people) and investment in security infrastructure. In January 2017, lifecell’s Corporate Security Department developed Emergency Notification System (“ENS”). ENS is a cloud-based solution serving as a tool for instant emergency alerts and mass notification of a certain target audiences via voice messages, SMS and e-mail. The solution was applied by lifecell during the massive global cyber-attack on the June 27, 2017. The so-called Petya malware affected major companies and critical infrastructure in the country. However, it did not have a major impact on lifecell’s business continuity due to immediate reaction of the company’s security team and real-time alerts sent to the lifecell employees. In September 2017, the company signed a Memorandum for cooperating with the Department of Cyber police of the National Police of Ukraine and granted the cyber-police with the license for ENS, which helps the Ukrainian government in creating an environment that is resistant to IT security attacks and coordinate the actions of people in case of emergency.

In 2016 NCCIR approved an MTR decrease from UAH 0.23 to UAH 0.15 per minute starting from January 1, 2017. A further decrease of MTR rates with asymmetry implementation, reflecting operators cost, is hoped for in the coming years. This will stimulate competition in the Ukrainian market and will bring down competitive barriers, bringing freedom for subscribers.

The MNP Procedure and Technical Requirements have been prepared by the SSSC with the involvement of operators and adopted by state authorities. Tender for an MNP solution provider occurred on January 25, 2016. MNP was not launched in 2016 because the Antimonopoly Committee of Ukraine (AMCU) annulled the result of the UCRF’s initial MNP tender. There were several claims to the court and in 2017 lawsuits are still in process. In 2017 the NCCIR adopted a new Registration Procedure which allows remote ways of identification and will facilitate “donor-led approach”, where the registration is provided by donor within the MNP Procedure. The Registration Procedure shall come into force 9 months after publishing the date. Overall, the MNP introduction, which is expected to create a more competitive and transparent telecommunication market in Ukraine, is postponed to end of 2018.

In April 2016, lifecell LLC sold 811 towers to a subsidiary of Turkcell in Ukraine, Ukrtower LLC, and signed a tower lease agreement which allows lifecell to leaseback these assets.

As of August 2017, Paycell LLC has been incorporated as a subsidiary of lifecell LLC in order to operate as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting has been obtained as of October 2017 and other licenses are expected to be completed throughout 2018.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in CJSC “Belarusian Telecommunication Network” (“Belarusian Telecom”), which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records a full-year positive net income for the first time. For more information, see Note 26 (Other non-current liabilities) to our Consolidated Financial Statements.

At December 31, 2017, Belarusian Telecom had 1.6 million registered subscribers, the majority of which were prepaid, Belarusian Telecom’s three-month active subscribers reached 1.3 million as of December 31, 2017 from 1.2 million as of December 31, 2016. Belarusian Telecom had 142 branded and 371 non-branded sales points and the sales from online store continuously increases with the growing customer demand through online channels.

At December 31, 2017, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus, which corresponds to coverage of approximately 99.96% of the entire population of Belarus, or 99.7% geographical coverage. Belarus Telecom has also launched 4G service in August 2016 on LTE infrastructure established by beCloud and provides 4G services throughout the country in 100 cities, towns or settlements as of December 31, 2017. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) at current and beCloud is the only infrastructure provider for LTE services. Availability of 4G services to our customers has improved the quality of data services and customer experience in using data services. Belarusian Telecom’s data subscribers reached 725 thousand as of December 31, 2017, from 639 thousands as of December 31, 2016.

In line with our strategic priority of improving our balance sheet structure, we have restructured debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom’s debt is EUR 612 million subordinated loan (equivalent to TRY 2.8 billion as of December 31, 2017) owed to Turkcell as of December 31, 2017.

As of February 1, 2012, Mobile Number Portability was launched with a donor-initiated mechanism where subscribers who want to port their numbers had to apply to their existing operator, which was in favor of the dominant market players. In April 2014, the mobile number portability procedure was revised to a recipient-initiated mechanism. Popularity of the mobile number portability service has increased with the revision of the procedure. Belarusian Telecom is the leader of Mobile Number Portability in Belarus in terms of number of port-in subscribers’ count.

In Belarus, lack of pricing regulations in the wholesale and retail markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business.

Kuzey Kibris Turkcell

Kibris Mobile Telekomunikasyon Limited (“Kuzey Kibris Turkcell”, “Kibris Telecom”), a 100% owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Turkish Republic of Northern Cyprus. As of December 31, 2017, Kuzey Kibris Turkcell had 0.5 million registered subscribers.

On April 27, 2007, Kuzey Kibris Turkcell signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Public Works of the Turkish Republic of Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands was subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing. The license fee was $30 million including VAT and financed by Kuzey Kibris Turkcell through internal and external funds.

On March 14, 2008, Kuzey Kibris Turkcell was awarded a 3G infrastructure license at a cost of $10 million including VAT, which was paid at the end of March 2008.

In the third quarter of 2010, Kuzey Kibris Turkcell completed and began operating the radio transmission (airlink) project providing direct international voice and data connection to the mainland.

In 2012, Kuzey Kibris Turkcell acquired Internet Service Provider and Infrastructure establishment and operation licenses. Kuzey Kibris Turkcell applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Kuzey Kibris Turkcell and the Ministry of Transportation was signed for the right of way for highway sides. In the fourth quarter of 2017, Lifecell Digital Ltd. has been incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Total fiber optic infrastructure implementation is at 69 kilometers by the end of 2017.

The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around 71% decline in total, reducing the rates from TRY 0.10 to TRY 0.03.

The Ministry of Transportation reduced the call charges 41% for off-net calls as of January 1, 2015. These price regulations had a substantial adverse effect on our business. According to the requirements of Electronic Communications Law, prepaid lines were registered. In addition, technical infrastructure was completed for IMEI registrations. The registration of IMEI numbers continue to be registered since early 2016.

At the end of 2016, for the first time in the communication industry, Turkcell Group and the Turkish Republic of Turkish Republic of Northern Cyprus launched the new digital brand of lifecell, which provides all its services through internet based digital services. As of December 31, 2017 lifecell subscribers have 47% more ARPU and 1/3 less churn when compared to other subscribers.

As of January 22, 2018 mobile number portability (“MNP”) has become effective in Turkish Republic of Turkish Republic of Northern Cyprus.

Turkcell Europe

Turkcell Europe GmbH (“Turkcell Europe”) was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as a MVNO and offered Turkcell’s service quality across both Germany and Turkey. In order to increase the efficiency of our operations in Germany, we made changes to the business model in 2014 from a “wholesale traffic purchase” agreement to a “marketing partnership”. The Marketing Partnership agreement between Turkcell Europe and a subsidiary of Deutsche Telekom was signed on August 27, 2014 which involved the transfer of Turkcell Europe subscribers and operations to Deutsche Telekom’s subsidiary as of January 15, 2015. As of December 31, 2017, Turkcell Europe had 0.3 million registered subscribers.

Upon the renewal of the Marketing Partnership Agreement on January 15, 2018, Turkcell and Deutsche Telekom have agreed to rebrand Turkcell Europe into the “lifecell” brand. Going forward Turkcell aims to offer its competitive digital services such as the messaging platform “BIP”, music and video platform “fizy”, digital publishing platform “Dergilik” and IP TV service “TV+” in the German market.

Financell B.V.

Financell B.V. was incorporated under the laws of The Netherlands and has its registered address in The Netherlands in 2007. Financell borrowed funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries. Due to other available options for funding the subsidiaries, the Board of Directors of Turkcell resolved to liquidate Financell B.V. on December 21, 2016 and liquidation process is in progress.

Turkcell Global Bilgi

On October 1, 1999, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”) was established in order to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi started offering customer care services to companies in finance, retail, energy, public sector and the airline industry. In 2016, Turkcell Global Bilgi announced its presence as a “Customer Experience Solution Center”. By completing its business model transition from Customer Care to Customer Experience, Turkcell Global Bilgi started to analyze customer experiences deeper and gained a vast experience. As of August 4, 2017 Turkcell Global Bilgi has obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2017, Turkcell Global Bilgi employed 12,169 employees, of whom approximately 62% provide us with customer care and retention services, around 32% serve customers of other clients and while the remainder works as administrative personnel. Turkcell owns 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi owns a 100% share of Global Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing, telesales and call center services.

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

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilat Baskanligi (“Spor Toto”). The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts. Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement. No assurance can be given that we will be able to renew this agreement on acceptable terms when it expires, on August 29, 2018. Under this contract, Inteltek guaranteed a TRY 1,500 million turnover for the first year of the contract and has given similar guarantees for future years where the guaranteed turnover for the following years has been computed using producer price indices. Inteltek pays the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. To date, actual turnover has exceeded that amount. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 478 agents as of December 31, 2017. Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerloterya. We are in a disagreement with the licensing authority which may have consequential adverse effects on our sports betting license in Azerbaijan which may result in the termination of the agreement between Azerinteltek and Azeridmanservis unilaterally and/or withdrawal of the authorization of Azerinteltek in Azerbaijan.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international entertainment sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad in information and entertainment, or adjacent businesses including gaming. Inteltek aims to provide services in the social gaming market. Inteltek has already stepped into the gaming industry with the game platform developed on the application Turkcell BiP, www.playcell.com for kids and teenagers and www.gamecell.com for adults.

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

Turkcell Superonline won the tenders of BOTAS, Turkey’s state-owned pipeline company, and TEIAS, Turkey’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017 including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period. These transactions have been both considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2017 is TRY 112.6 million (December 31, 2016: TRY 46.0 million).

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey as one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option. Turkcell Superonline is the fiber market leader and had 1.2 million fiber customers as of December 31, 2017. As of February 2018, Turkcell Superoline started to offer 10 Gbps connections on demand basis.

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

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet Iletisim Teknoloji A.S. (“Metronet”). In April 2014, the control over Metronet was acquired from Es Mali Yatirim ve Danismanlik A.S. for a consideration of TRY 27 million. Turkcell Superonline and Metronet merged on July 4, 2014. With this acquisition, Turkcell Superonline’s fiber in-city coverage increased to 14 cities, up from the 12 at the time.

Turkcell Superonline merged with Turkcell Interaktif Dijital Platform Icerik Hizmetleri A.S. on December 28, 2016 (“Turkcell Interaktif”). Following the merger, Turkcell Interaktif was deregistered from Istanbul Trade Registry.

As of December 31, 2017, Turkcell Superonline has 40,238 km of fiber backbone covering 79 major cities in Turkey and has 11 border crossings. Turkcell Superonline has fiber in-city coverage in 19 cities and increased its homepasses to around 3.1 million as of December 31, 2017 from around 2.7 million a year ago. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle-East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and the governmental institutions.

Turkcell Superonline is building and putting into motion its domestic wholesale business strategy as well providing wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and datacenter companies in the Turkish domestic market.

Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing the internet traffic. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2018.

On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates (wakala sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market, for an amount of up to TRY 300 million, up to 12-month tenor, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. On January 19, 2018, application for the approval of issue documents of the lease certificates has been made to the Capital Markets Board. The Capital Markets Board has approved the application on March 1, 2018. Turkcell Superonline plans to issue its debut lease certificates during the first half of the year and may continue issuances depending on the market conditions.

Global Tower

Kule Hizmet ve İsletmecilik A.S., (“Global Tower”) was established in 2006 as a 100% subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey and fifth largest tower company in Europe. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Turkish Republic of Northern Cyprus. Today, it serves not only Mobile Network Operators (“MNO”) but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Ukraine, UkrTower LLC, was founded in 2009 and its 100% owned subsidiary in Belarus, Beltower LLC, was founded in 2016.

Global Tower operates a unique portfolio of more than 10,000 towers, 8,000 of which are located in Turkey. Global Tower owns more than 1,000 towers in Ukraine and operates more than 800 towers in Belarus, as well as 115 towers in Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties though revenue share agreements. An assessment process for a potential sale and lease-back arrangement relating to the remaining towers in Belarus is currently ongoing. Global Tower also provides service over 100 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

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

Global Tower’s wide service range consists of:

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

In accordance with the “end to end solutions” vision for its customers, Global Tower evaluates opportunities in new business segments like solar energy production and satellite services.

The Turkcell Board of Directors decided to initiate an initial public offering (“IPO”) of Global Tower’s shares in June 2016. However, due to adverse macroeconomic conditions in the markets, the IPO has been postponed. We are evaluating the IPO option for the coming periods in case the macro economic conditions become favorable.

Turkcell Teknoloji

Turkcell Teknoloji Arastirma ve Gelistirme A.S (“Turkcell Teknoloji”), a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free

Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations in Kucukyali Technology Plaza, Maltepe, Istanbul, Turkey. Turkcell Teknoloji’s new R&D center employs more than 700 researchers (excluding part-time employees) who have been accredited by the Ministry of Science, Technology and Industry. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (Big Data Analytics, SIM, Network, IoT), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: SIM asset and services management, location-based services, new generation value-added services, roaming solutions, big data processing, business intelligence applications, CRM solutions, sales force solutions, network management, mobile finance, terminal applications, cloud solutions, mobile marketing, internet of things (IOT), revenue management solutions and campaign management solutions, music and entertainment services, Over-The Top (OTT) solutions, and IP TV services.

Turkcell Teknoloji has continued to export technology and software to CIS, Europe, Middle East and Africa. The Turkcell Teknoloji Campaign Management System is deployed and used in five countries and Roaming Solutions are used in 10 countries. In 2017, Turkcell continued to expand its customer base, which are spread out in 13 countries, and looked for the new opportunities to implement its product catalogue with newly added products.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attached to innovation with its increasing number of patents each year. In 2017, the Turkcell Teknoloji R&D Center submitted over 353 new national and 24 international patent applications. As of December 31, 2017, Turkcell Teknoloji has 1,141 national and 103 international patents applications and 312 granted patents. Turkcell Teknoloji’s IPR performance is among the top three in Turkey and it has over 37 TUBITAK (The Scientific and Technological Research Council of Turkey) supported projects, of which 15 are currently running.

Turkcell Finansman A.S.

Turkcell Finansman A.S. (“Financell”), a wholly owned subsidiary of Turkcell, was established on October 22, 2015 with the approval of the Banking Regulation and Supervision Agency (“BRSA” the financial institutions regulator in Turkey) in order to provide financial solutions to its customers such as consumer loans. The company has commenced operations in February 2016 after receiving BRSA’s operational permission and was rebranded as Financell in 2017.

Financell was launched nationwide in March 2016 in order to provide effective financing solutions to its customers with a prudent risk management. To ensure a permanent competitive edge and value for its solutions, Financell cooperates with a wide network of Turkcell point-of-sales.

In order to finance its operations other than by way of bank loans, Financell issued its first debt security, a 174-day commercial paper with a nominal amount of TRY 250 million in December 2016 and on February 27, 2017, Financell issued a 179-day commercial paper amounting TRY 150 million. Fitch Ratings has assigned Financell ‘BB+’ Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) and ‘AA(tur)’ National Long-Term Rating. In order to diversify its borrowing portfolio, Financell also resorts to other funding alternatives. In April and August 2017, Aktif Yatirim Bankasi A.S. issued TRY 200 million Asset-Backed Securities (“ABS”) where Financell was the originator and the user of funds.

Financell reached 3.1 million of customers as of December 2017. As of year-end 2017, TRY 4.2 billion of consumer loans had been granted. Financell has expanded its services in 2017 into insurance and bundled insurance products with consumer loans through a revenue sharing agreement with BNP Paribas Cardif.

In September 2017, Financell has started handset financing operations in Turkish Republic of Northern Cyprus. The business is expected to grow throughout 2018, by offering financing options of smart devices.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S. (“Paycell” or “Turkcell Odeme”) became operational as of March 2015 to create a convenient payment solution for users and to offer them a streamlined shopping experience under “Paycell” brand.

In August 2016 Paycell has acquired a Payment Service Provider License from the BRSA and became the first MNO subsidiary having this license in Turkey. With its new brand Paycell, Turkcell has expanded its merchant network and reached over 2,000 merchants by implementing easy and secure payment methods to new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services.

After it was awarded an electronic money payments licence in July 2017, Paycell has launched digital money, prepaid card and utility bill payments though Paycell application and various Turkcell shops. In December 2017 VISA has confirmed Paycell’s membership. As of December 31, 2017 1.2 million credit cards are registered at Paycell. Throughout 2018, the business is expected to grow at an accelerating rate and add on other features of peer to peer money transfer, expanded merchant integrations and increasing penetration of Paycell prepaid cards.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in Turkish Republic of Northern Cyprus. The business is expected to grow throughout 2018 with addition of other Paycell products. In 2018, Paycell plans to launch e-money services in Ukraine, allowing Ukrainian customers to make digital payments. After Ukraine, Paycell plans to grow into other international markets offering Turkcell’s high-end digital solutions worldwide.

As of December 31, 2017, Paycell had 5 million users and the Paycell app was downloaded 405 thousand times.

Lifecell Ventures

Lifecell Ventures Cooperatief U.A. (formerly named Beltur Cooperatief U.A., “Lifecell Ventures”) is a 100% subsidiary of Turkcell and it is incorporated in the Netherlands.

In line with Turkcell Group’s strategic priority being “The Digital Operator” and spreading over-the-top (“OTT”) products and services both in international and domestic markets, Lifecell Ventures is responsible for delivering our OTT services to the global markets and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances. Lifecell Ventures uses technology to provide a brand new digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as cloud solutions. Lifecell Ventures has the ambition to contribute in taking telecoms to the “next level”, which is a more digital service focus rather than being an infrastructure company.

Lifecell Ventures, which is extending Turkcell’s digital footprint to global markets, sold its first digital service (lifebox) to Moldcell of Moldova in the last quarter of 2017.

Turkcell Satis ve Dagitim Hizmetleri A.S.

Turkcell Satis ve Dagitim Hizmetleri AS (“Turkcell Satis”) offers unique experience to their customers and sell telecommunication and IT products through flagship and also provide wide variety of products via website www.turkcell.com.tr. In 2016, Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Turkcell Enerji

Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. (“Turkcell Enerji”), a 100% owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader the transformation of energy markets in Turkey through digitalized, decentralized and decarbonized solutions. Turkcell Enerji will supply electricity to eligible residential, commercial and industrial customers in Turkey.

Turkcell Enerji owns an electricity supply licence, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years, which is valid until May 11, 2037. This enables the company to trade electricity and/or electrical capacity.

Assets Held for Sale

Fintur

Turkcell holds a 41.45% stake in Fintur Holdings B.V (“Fintur”), which holds interests in mobile operations in Kazakhstan and Moldova as of March 13, 2018.

Telia Company A.B. (“Telia Company”), which is one of our major shareholders and also our partner in Fintur through a 58.55% stake, announced on September 17, 2015 that it had initiated a process in relation to its Eurasian assets with the ultimate aim of a complete exit. In line with the growth strategy in the region at the time, and as the minority shareholder in Fintur (which includes assets in Kazakhstan, Azerbaijan, Georgia and Moldova at that time), on February 26, 2016, Turkcell submitted a binding offer for the remaining 58.55% stake of Sonera Holding B.V. (“Sonera Holding”) in Fintur that Turkcell does not own and Telia Company’s 24% direct stake in Kcell operating in Kazakhstan. However, the negotiations were inconclusive and we decided to sell our Fintur stake. Fintur was classified as held for sale and reported as discontinued operations in October 2016.

As part of this process, on January 26, 2018, Fintur, through its 99.99% subsidiary Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S. (“Gurtel”), has signed a binding agreement with Silknet JSC (“Silknet”), a joint stock company organized under the laws of Georgia, to transfer its 100% total shareholding in Geocell LLC, a limited liability company organized under the laws of Georgia for USD 153 million. The transaction was closed on March 20, 2018 following the receipt of regulatory approvals. On March 5, 2018 Fintur, has transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Dis Ticaret A.S (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”), a fully state owned company by the Republic of Azerbaijan, at the price of Euro 221.7 million. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. These transactions have no impact on the financial statements since Fintur is classified as “assets held for sale” in our financials.

VIII. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. Our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities both in Turkey and in countries where we are already present with a controlling stake in order to be able to leverage our experience and technological base. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships, and may be in the area of mobile or fixed telecommunications and services.

We will evaluate the opportunities of being a digital operator by enriching the portfolio of digital products and financial services in certain international markets and increasing the users for our digital services and products.

On November 2, 2017 Turkcell signed the Joint Initiative Group Cooperation protocol with the intention to participate as a potential contributor in “Turkey’s Automobile Project”. Under this protocol, the signing parties will determine the framework of the activities to meet requirements of the project for designing, developing, manufacturing a car and establishing sales and distribution network, while a local company to own the intellectual and industrial property rights of this car will be established. Turkcell continues its efforts towards developing smart transportation systems, leveraging on its high quality communication network and strong engineering and software capabilities embedded within its organization. We believe that we will make an important contribution to Turkey’s Automobile Project as a technology partner with our knowhow and competencies. Following the signing of the protocol, the capital, shareholding and management structure of the company to be established will be determined in the upcoming periods, subject to outcomes of the technological and financial analysis which are being conducted.

IX. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2016 and in 2017, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219.

During the year ended December 31, 2017, Turkcell, Belarusian Telecom and lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Taliya Iran, KIFZO and

Rightel and Syriatel and MTN Syria. During the year ended December 31, 2017, Turkcell, Belarusian Telecom and lifecell had gross revenues of TRY 130,459 attributable to these agreements. Turkcell has developed an OTT product called “BiP” which is available for download online for free. The Company believes that there have been downloads from within Iran, which have generated no revenue or profits. For details regarding the risks we face with regard to our business in Iran, please refer to “Item 3.D—Risk Factors—Any instability in the political environment and/or downturn in the economy, as well as volatile international markets and events and the threat of terrorism, in Turkey and/or internationally may have an adverse effect on our business and financial condition.”

Turkcell has voice interconnection agreements with Tadbir Ertebatat-E-Sigma (“Sigma LLC”). During the year ended December 31, 2017, gross revenues attributable to these agreements were TRY 26.1 million, and net losses of TRY 9.5 million.

Turkcell Superonline provided Transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2017, gross revenues attributable to these agreements were TRY 1.2 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (“Telecom Idea”) based in Iran. For the years 2016 and 2017 the services received from this company generated no revenues.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. TeliaSonera has also informed us that TeliaSonera Region Europe has bilateral roaming agreements with MCI Iran, TCI Mobile Company of Iran, MTN Irancell, KIFZO, Rightel Iran and MTN Syria, Syriatel. During the year ended December 31, 2017, TeliaSonera Region Europe had gross revenues from these relationships that were reported to us of EUR 9,782.

Furthermore, Telia Carrier AB of Sweden exchanges international telephony traffic with the TIC of Iran via ports located outside of Iran pursuant to a license issued by the Office of Foreign Asset Control, U.S. Department of Treasury. During the year ended December 31, 2017, gross revenues and net profits attributable to these business relationships were EUR 50,000 and EUR 40,000, respectively. Furthermore, Telia Carrier AB of Sweden receives international telephony traffic from the Syrian Telecommunications Establishment via an interconnection point outside of Syria. During the year ended December 31, 2017, gross revenues and net profits attributable to this business relationship were €33,000 and €30,000, respectively.

TeliaSonera has also informed us that Kcell and Ucell revenues under roaming agreements in Iran and Syria in 2017 with the following GSM operators: Mobile Company of Iran (MCI), MTN Irancell, Taliya Iran, Rightel, MTN Syria and Syriatel. During the year ended December 31, 2017, revenue and net profits reported to us by these companies were of $12,878 and $725, respectively.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We, and our affiliates, intend to continue the activities described in this section in 2018.

X. Regulation of the Turkish Telecommunications Industry

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

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by the granting of usage rights, in cases where scarce resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, the principles and procedures relating to the notification and granting of usage rights is determined by the ICTA through secondary regulations.

According to the Electronic Communications Law, usage rights can only be restricted where the resources are required to be operated by a limited number of operators and for the purpose of ensuring the effective and efficient use of the scarce resources. In cases where the quantity of rights of use is limited, Article 9-6(a) of the Electronic Communications Law allows the Turkish Ministry to determine the criteria, such as (i) the authorization policy regarding electronic communications services which cover the assignment of satellite position and frequency band on a national scale and which need to be operated by a limited number of operators, (ii) the starting date of the service, (iii) the duration of the authorization and the number of operators to serve. While the criteria are determined by the Turkish Ministry, the authorization is still granted by the ICTA.

Under Article 51 of the Electronic Communications Law, the ICTA was authorized to determine the principles and procedures related to the process of personal data and protection of privacy and has published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general and ICTA is authorized again to determine the procedures and principles related to the process of personal data and protection of privacy; however such regulation has not yet come into force.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow, some of which are stated below:

•	Creation and protection of a free and efficient competitive environment.

•	Protection of consumer rights and interests.

•	Protection of the objectives of development plans and Government programs as well as the strategies and policies set by the Turkish Ministry.

•	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services.

•	Ensuring non-discrimination among subscribers, users and operators under fair conditions.

•	Ensuring the conformity of electronic communications systems to international norms.

•	Protection of information safety and communication confidentiality.

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

The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette numbered 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Turkish Ministry. This contract was recently renewed until December 31, 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision in 2005, the ICTA designated Turkcell as having “Significant Market Power (SMP)” in the “Mobile Access Call Origination Market” while all three operators were designated as having Significant Market Power in “Mobile Call Termination Market”. As a result of the significant market power designation in the “Mobile Access and Call Origination Market”, our Company was obliged to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while competitors can set their prices freely on commercial basis. However, upon the renewal of related market analysis; following an ICTA Decision dated April 12, 2017 and numbered 2017/DK-SRD/124, it has been decided that an ex ante regulation is no longer needed for Mobile Access Call Origination Market and that Turkcell’s SMP designation will be removed as of April 12, 2018 unless otherwise stated. Upon the renewal of Mobile Call Termination Market analysis, by ICTA Decision dated April 19, 2017 and numbered 2017/DK-SRD/131, it has been decided that SMS and MMS termination services will no longer be regulated as of April 19, 2018 unless otherwise stated.

In addition to the duties and authorities stated above, the Law Regarding the Establishment of ICTA has been amended and ICTA has been given the authority to apply a conciliation procedure for the receivables including administrative sanctions (except for the receivables that are intermediated for collection and the penalty requirement for the treasury share) and the debts of ICTA. According to this provision, it is possible to settle on a part of the disputed amount and to waive the primary or secondary claims and the settled matters cannot be made the subject of a lawsuit or a complaint.

Telegraph and Telephone Law has also been amended and it has been regulated that in the event that the treasury share is not paid in full in the given period, ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share.

c. Regulation on Quality of Service in the Electronic Communications Sector

The Regulation on Quality of Service in the Electronic Communications Sector, effective since December 31, 2011 is applicable to all operators that provide service to end users and sets out the procedures and principles to control the conformity of the services of operators. Mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. Additional requirements for service quality must be fulfilled. If the operators fail to reach these requirements more than once, this may result in the imposition of penalties. The results of quality measurements can also be made publicly available on the website of the ICTA for a period of one month, stating that the operator has failed to comply with the service quality requirements.

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

According to the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators, effective as of February 15, 2014, the ICTA retains the right to impose fines in the event an operator submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not submit such documents in a timely manner; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies; does not meet the regulations regarding numbering, number portability, access and interconnection, end-user tariffs, consumer rights, data protection, national security and public order, service quality and such or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

e. Regulation on Authorization regarding the Electronic Communications Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector” (“Authorization Regulation”), which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016, there have been major amendments to aforementioned Regulation. According to the amendments:

(1) The operators authorized with the limited usage right authorization may sell devices, make installations, carry out maintenance or give consultation if it’s related to or necessary for its field of activity. As a result of this amendment, Turkcell will be able to sell devices in relation with electronic communication services.

(2) The companies which apply to ICTA to be authorized should have paid the minimum amount of paid capital set by ICTA. The operators authorized before the amendment of the Regulation are also liable to meet this condition. According to ICTA decision dated March 31, 2016 and numbered 2016/DK-YED/195, the operators authorized to provide Public Access Mobile Radio Service should have minimum paid capital amounting to TRY 250,000 and the operators granted with other authorization types should have minimum paid capital amounting to TRY 1,000,000.

(3) All operators should have the consent of ICTA before the transfer, acquisition or any other transaction regarding 10% or more of their shares. The operators authorized with limited usage right should also notify ICTA within two months at the latest in case of a transfer, acquisition or any other transaction of their shares up to 10%.

(4) The operators should provide free call center services, which was not an obligation in the former Regulation.

(5) The operators should keep the traffic data of their customers for two years, which was set at one year in the former Regulation.

(6) In case of an amendment to the documents regarding the employees of the operators (including employee list) which are submitted previously to ICTA, the operators are liable to notify ICTA of the amendments.

(7) ICTA is entitled to decline the applications of authorization and inspect the operators to confirm the accuracy of the information and documents submitted during the application of authorization.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations became operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected the Company’s request of the correction of the decision. The Company made an individual application before the Constitutional Court, against the respective decision. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended some Articles of this Regulation in November 2015. For new subscriptions, subscribers of mobile operators cannot port out to another operator in the first three months if the line has not been transferred to another subscriber.

g. Regulation on Security of Electronic Communications

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with ISO 27001:2013 version. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communication Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

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

i. The Principles on the Applications Regarding the Anticompetitive Acts In Electronic Communications Sector

One of the principles that the ICTA must follow is the creation and protection of a free and efficient competitive environment. The Electronic Communications Law specifies that the ICTA is authorized to set rules (that do not contradict the Turkish Competition Law) to prevent anticompetitive acts, to investigate the operators as officio or upon a claim and to take necessary measures against the anticompetitive actions. Considering that the applications regarding the anticompetitive acts are made by different methods and are based upon a variety of documents, the ICTA published “the Principles on the Applications Regarding the Anticompetitive Acts in Electronic Communications Sector” on December 20, 2017 in order to clarify these points.

j. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for the stay of execution and cancellation of the ICTA’s aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The case is still pending. Since then the ICTA has been working on a new regulation aligned with the law no. 6360.

k. Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law no 6360 and Municipality Law No 5393, the Metropolitan Municipalities were authorized to give site selection certificate to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, numbered 30314, and entered into force on the date of its publication. According to this regulation, the Site Selection Certificate and the TRY 2,400 per station fee will only apply to the BTSs established after December 6, 2012.

l. Zoning Law and Construction Certificate Requirement of Base Stations

The Supreme Court of Appeals rescinded the regulation regarding the base stations exemption from obtaining construction permits on October 1, 2009. The existing zoning law in Turkey requires mobile operators to obtain construction certificates for all existing and new base stations, resulting in the shutdown of some stations for which certification cannot be obtained. In Turkey, nearly half of the premises were built illegally without any permission. As a result, some municipalities started taking legal action such as affixing seals to suspend the construction or demolition orders against base stations, negatively affecting our coverage, quality of service and customer experience. We have also taken legal action requesting nullity of those acts. In addition, studies for altering zoning laws regarding procedures for building certifications are being prioritized.

The Planned Areas Zoning Regulation was published in the Official Gazette dated July 3, 2017 and became effective as of October 1, 2017. The necessity of obtaining a building permission certificate and a construction permit, which is not possible in practice, has thereby been abolished. This regulation authorizes the establishment of a BTS without a construction license process, provided that necessary precautions and approval of ICTA are taken, and provides a special BTS installation procedure. The following requirements must be met for BTS to be established on private land and in buildings:

•	The Site Selection Certificate should be received prior to the establishment of the BTS

•	Operators must undertake the technical responsibility the installation

•	The consent of flat owners should be obtained prior to the establishment of a BTS

•	A static report for the BTS installation should be obtained by operators

•	The appearance of the BTS should not negatively affect the aesthetics, appearance and silhouette of the buildings

•	The size of the antenna should not exceed 1.55 meters on roof-top sites.

m. Regulation on Waste Electrical and Electronic Equipment

In May 2012, the Regulation related to Waste Electrical and Electronic Equipment was published in the Official Gazette and became effective. Waste Electrical and Electronic Equipment regulations may impose some obligations on our Company and increase our operational costs.

n. Regulation on the Internet

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

o. GSM Licensing in Turkey

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

p. Our GSM License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. The process of the amendment of the licence agreement in accordance with said Law is ongoing and the licence agreement is expected to be amended by the ICTA. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA in February 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands and then it was signed again in February 2016 with small amendments.

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We are required to pay 10% of our existing monthly treasury share to the Turkish Ministry as a universal service fund contribution. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution. As of January 1, 2018, all of our treasury share will be paid to the ICTA, which will then transfer it to the Turkish Treasury and the Turkish Ministry as detailed above. The calculation method for the Treasury Share has also been revised and the following will consequently not be considered in calculation of the Treasury Share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount, price).

Furthermore, under the Authorization Regulation, all kinds of share transfers, acquisitions and actions of the operators which are authorized by a Concession Agreement must be communicated to the ICTA, and such share transfers, acquisitions and actions shall be made with the written approval of the ICTA if they result in a change of control component of such operators. The “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally”.

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

The standard tariffs and the maximum tariffs set by the ICTA have been established in Turkish Lira and the ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. However, with a decision rendered in March 2016, ICTA decided that Turkcell has no obligation of applying the maximum tariffs set by ICTA in 2015. We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the prohibition of cross subsidy and the principles of reasonable profit and being cost based. However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs. With respect to our retail tariffs, following a board resolution dated March 25, 2009, the ICTA set a lower limit solely for Turkcell’s on-net retail tariffs. In the following years our minimum on-net price level was changed several times by the ICTA, and was set at TRY 0.0073 for SMS and TRY 0.0428 for voice for the first two quarters of 2016. However, pursuant to a decision rendered on August 16, 2016, the ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on each and every single voice tariff and campaign, whereas we were obliged to maintain our minimum on-net SMS rate on network base. The table below shows the on-net prices and MTR rates until August 16, 2016:

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

q. Authorization of 3G License

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

r. Authorization of 4.5G License

In the IMT- Advanced (“4.5G”) tender held on August 26, 2015, to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD,TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G (IMT) spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

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

(a) must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

(b) must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within eight years, 95% of double roads within six years and 90% of conventional railroads within ten years, and

(c) is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with population of less than 10.000 and highways, double roads, tunnels, high speed railroads and conventional railroads, from the effective date of the License granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase up to 40% of the network equipment and software from vendors with local research and development centers. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and following years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the obligation. Based on the law, we applied for the removal of the obligation for the first two 2015-2016 and 2016-2017 periods.

s. Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our majority owned subsidiary, Belarusian Telecom, and wholly owned subsidiaries lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. If lifecell, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Inteltek, Azerinteltek, Turkcell Enerji, Paycell and Financell have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

As of December 31, 2017 lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2017, lifecell owned 28 frequency use licenses for IMT-2000 (UMTS), GSM 900, GSM 1800, CDMA 800, Wi-Fi and microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to the company name change, and are valid for 15 years. Additionally, lifecell holds a specific number range—three NDC codes for mobile networks, sixteen permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code and nine permissions on a number resource for local ranges for PSTN licenses two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

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

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, for a period of 10 years, which was valid till August 28, 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom has been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements until the end of 2018. As of December, 2017, the number of uncovered settlements is 657 out of a total of 22,552 settlements.

Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004, Infrastructure Provider as of March 6, 2006, Internet Service Provider as of February 15, 2005, Satellite

Communication Service Provider as of March 24, 2009, Cable Broadcast Service Provider as of November 23, 2009, Mobile Virtual Network Operator as of July 14, 2015.

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new Regulation published in the Official Gazette dated September 1, 2009, numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. As explained above, renewal of market analysis for both markets was expected to be finalized in 2016. However, public consultation documents were released at the end of 2016; and mobile market analyses were finalized in April 2017.

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

In 2014, SMP operators did not provide any reference offers due to the fact that the ICTA rearranged the current reference offers by itself aiming to make the reference offers aligned. With a board resolution dated October 2014, reference offers for interconnection operations were announced for Avea, Vodafone and Turkcell. The ICTA has also set the MMS termination rate for all operators that were not previously regulated. We were not obliged to prepare new reference offers for interconnection operations in 2015. The ICTA has published market analysis and is currently working on the interconnection reference. These interconnection reference offers are expected to come into force in 2018. In addition to that, since the ICTA has decided the deregulation of the Mobile Access Market as of April 2018, if the ICTA does not decide differently by then, Turkcell will no longer be obliged to prepare and publish an access reference offer.

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

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks” came into force. According to this Regulation;

•	The number of sharing types has increased. The terms and conditions of sharing at highways, railways and within tunnels is now a separate section.

•	In regions where the population is lower than 10,000, if an operator is unable to use the antenna installations built by another operator before the IMT licensing, the operator must notify the ICTA about the situation and the ICTA may let the operator build a new antenna installation. This operator is obliged to make an installation facilitating the sharing by all types with at least two other operators. The operator cannot turn down any sharing requests involving installations set up after IMT licensing in motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways, except for indoor installations.

•	In regions where the population is higher than 10,000 at the time of application to the Authority to build a new installation, provided that operator(s) are present and offer the new comer at least three of the possible share types, no wireless usage fee will be charged for the following year. If the antenna installation concerns towers exclusively, type 2 sharings (e.g. tower and direct sharings) will suffice. This rule will apply until December 31, 2023.

•	In regions where the population is lower than 10,000, except indoor installations, new antenna installations which were established between the date of the IMT authorization and the issue date of this Regulation, all settlements and motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways must be brought in line with the conditions set by this Regulation.

In the 4.5G Authorization Document, in provinces with a population of less than 10,000 and at sites to cover highways, double roads and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. In the 4.5G Authorization Document, usage of locally-produced equipment in network was obliged, with rates up to 45%. Yet if the lack of such equipment or absence in the demand for production of such equipment is proved by mobile operators, and appealed before the end of reporting period, the ICTA may ease the conditions of the obligation or completely remove the obligation specifically for the related period. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on the compliance with international standards. The ICTA may oblige operators to buy and use the locally produced products, independent of the quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

v. Regulation on Consumer Rights in the Electronic Communications Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communications Sector” on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013. This regulation introduces some radical changes to the electronic communications sector. With this regulation, the ICTA determined new procedures/changes regarding: the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet. On October 28, 2017 the ICTA published the new “Regulation on Consumer Rights in the Electronic Communications Sector” which will come into force in April 2018 except two provisions that already came into force immediately at the date of the publication. This new regulation mainly preserves the provisions of the former regulation. One of the main differences arising from the new regulation is that the subscription agreements can be drawn up electronically within the principles to be set by the ICTA.

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

On the other hand, the ICTA set forth the reimbursement process arising from its decisions by publishing on November 11, 2017 “The Procedures and Principles to be Applied to the Reimbursement of the Subscribers”

which will come into force on June 30, 2018. In addition, “the Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Receipts” that was published on August 19, 2016 came into force on December 1, 2017. The notifications regarding the services with limited amount of use and the applications of upper limits of receipts used to be regulated by separate documents. But with the aforementioned Procedures and Principals, the means, the timing and the content of the notifications regarding the services with limited amount of use and the upper limits of receipts has been consolidated under a regulation. The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of doing business and could negatively impact our financial results.

w. Regulation on Data Privacy in Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy. In this manner, ICTA had published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general. In addition to that, ICTA is also authorized again to determine the procedures and principles related to the process of personal data and protection of privacy. A public consultation regarding the draft regulation has been collected by the ICTA, however such regulation has not been published so far.

Compliance with this regulation will involve operational expenses and may make it harder to process the customer data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial condition and reputation.

x. Law on the Protection of Personal Data

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

As per Article 16 of the Law, the Regulation on the Registry of Data Controllers specifying procedures and principles regarding the Registry of Data was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this Regulation, data controllers are obliged to register with the registry prior to processing personal data and the exemptions from the registration requirement shall be determined by the Board of Protection of Personal Data (as of the date that the Regulation came into force, the registry system is not in service and the exemptions from the registration requirement are not determined yet); the data controllers that are not established in Turkey have the responsibility to register with the registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing personal data, data categories, subject groups of the data, the maximum retention period of the data and measures taken regarding the data security.

In addition to the aforementioned regulation, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization was published and came into force on January 1, 2018. The objective of the

Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automatic means and otherwise by automatic means which form part of a data recording system. The Regulation applies only to data controllers.

It must be indicated that data processing activities of electronic communications providers had already been regulated under the electronic communications legislation and the regulation introduced by the Law has similarities with the regulations in the electronic communication legislation which Turkcell and Superonline had been doing their best to comply with. Turkcell and Superonline are currently working in order to evaluate compliance with the Law and the regulations stated above and to begin remedial actions if any issues revealed. Such remedial actions, if required, may imply costs and may also hinder the way in which we presently access and use such data.

y. Regulation on Electronic Commerce

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

We had ongoing disputes with Vodafone and Turk Telekom over these agreements and with the ICTA regarding its decision related to these agreements. On December 30, 2015, Turkcell Group and Turk Telekom Group reached an agreement to mutually settle the ongoing lawsuits, enforcement procedures and disputes between Turkcell companies including Turkcell Iletisim Hizmetleri AS, Superonline Iletisim Hizmetleri AS, Kule Hizmet ve Isletmecilik AS and Turk Telekom Group companies including Turk Telekomunikasyon AS, Avea Iletisim Hizmetleri AS and TTNet AS. In this regard, we made a payment of TRY 225 million to Turk Telekom Group which is the net of rights, receivables and claims of both parties (excluding VAT and special communication tax, including all other tax and financial obligations and interest) on January 14, 2016.

(ii) Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Current interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in April and June 2013. New interconnection rates were published in October 2014 and remain in force with no change in existing rates. However, the Authority published MMS interconnection rates for the first time. Interconnection rates of SMS and MMS services may be deregulated by April 2018 unless the ICTA decides differently. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telekom and Alternative Fixed Line Operators is summarized in the table below.

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

A new decision regarding mobile termination rates is expected in 2018 since ICTA has been working on a cost model to determine the current termination costs of operators. On the other hand by ICTA Decision dated 19 April 2017 and numbered 2017/DK-SRD/131, it has been decided that SMS and MMS termination services (and rates) will no longer be regulated as of 19 April 2018 unless otherwise stated.

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

cc. MVNO Services

The ICTA designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which had implications such as mandatory MVNO access and cost-oriented call origination and termination rates. However, by ICTA Decision dated April 12, 2017 and discussed above in XII. b., it has been decided that an ex-ante regulation is no longer needed for Mobile Access Call Origination Market and that Turkcell’s SMP designation will be lifted off as of April 12, 2018 unless otherwise stated.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years. Nevertheless, commercial negotiations with certain MVNO candidates are in progress and we expect to see some MVNO presence in the market in the coming years.

dd. Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services with 11 Directory Service Providers, which are licensed to provide directory services by the ICTA. These agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to the subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 13, 2018:

(1)	On February 20, 2017, Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. was been incorporated under the laws of Republic of Turkey to carry out activities of electricity energy trade, wholesale and retail electricity sale.
(2)	On February 20, 2017, the legal title of the company Turkcell Odeme Hizmetleri A.S. was changed to Turkcell Odeme ve Elektronik Para Hizmetleri A.S.
(3)	On August 3, 2017, Limited Liability Company Paycell was incorporated under the laws of the Ukraine.
(4)	On December 14, 2017, Lifecell Digital Limited was incorporated under the laws of the Turkish Republic of Turkish Republic of Northern Cyprus.
(5)	On February 16, 2018, Turkcell Ozel Finansman A.S. was incorporated under the laws of Republic of Turkey.

On January 31, 2018 Board of Directors has approved the incorporation of a company which will engage in insurance agency activities. This company will be a subsidiary of Financell and will have a capital of TRY 300,000.

Fintur was classified as asset held for sale and reported as discontinued operations as of October 2016. As disclosed under the Fintur section, Fintur transferred its 100% share in Geocell to Silknet and 51.3% total shareholding in Azertel to Azintelecom in the first quarter of 2018.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2017, we operated 77 facilities including network data centers, of which 55 were located in Turkey, the rest in Turkish Republic of Northern Cyprus, Belarus, Ukraine and Azerbaijan.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers as well marketing and operation of mobile switching centers and network data centers.

In September 2015, our headquarters moved to Kucukyali from Beyoglu bringing internal functions and group companies Turkcell Technology and Turkcell Superonline and Global Tower together in Istanbul, generating operational efficiencies.

As of December 31, 2017 we also had 150 owned and 1,167 leased vehicles, used for operational purposes and provided as benefits to some of our employees.

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

We have an IMS based VoLTE (Voice over LTE) network. We are planning to converge Core Voice and IMS Networks. With convergence of the networks, the telco based fixed and mobile services and (OTT based) application services will be given easier and faster.

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

At the end of December 2017, we owned over 57,000 base stations (2G+3G/HSDPA+4.5G (LTE-A)) and have leased or own the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of some towers to Global Tower.

c. Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over DWDM where appropriate.

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

I. Overview of the Turkish and International Economy

On the global front, there has been a solid recovery in economic activity, a supportive global backdrop due to tame oil prices and a robust recovery in the developed world, despite a rate normalization cycle in the US economy. The Turkish economy grew successfully for the last 7 years, including a growth of 5.2% in 2014, 6.1% in 2015 and 2.9% in 2016. 2017 was no exception with the economy growing 5.3% in Q1, 5.4% in Q2 and 11.1% in Q3 2017. On the U.S. side, the Federal Reserve (“FED”) has hiked its policy rate three times in 2017 from upper band 0.75% to 1.5%. Following President Trump’s tax bill approval and under assumptions of fiscal spending, inflation and employment numbers growing strong the FED is expected to continue its rate hikes in 2018. Market players expect three rate hikes from the FED in 2018. On the European side, the European Central Bank has signaled the reversing of its policy to normal, with the outlook on the Eurozone economy turning positive and strong.

The TRY depreciated by 7.2% against the U.S. Dollar and by 21.7% against the Euro in 2017, driven mainly by increased internal macroeconomic and political volatility, national security issues, terrorist attacks and political uncertainties as well as international developments such as the U.S. tax bill expectations which have increased U.S. rates, policy normalization signals from the European Central Bank, rate hikes from the FED, as well as slowdown concerns in the China growth outlook. In 2018 the TRY has depreciated by 2.2% as of March 13, 2018. Market players continue to expect further devaluation of the TRY in 2018. A series of factors, among which TRY depreciation, robust domestic demand and high energy prices, have led to the rise in headline inflation to 11.9% in December 2017, which is the highest level since December 2003. The inflation forecast of the Central Bank of the Republic of Turkey is at 7.9% for year-end 2018. The budget deficit rose sharply to 1.6% of the GDP in December 2017, and is expected to widen as a result of increased government spending in the 2019 election year.

In the context of the April 2017 referendum, increasing government spending led to the widening of the budget deficit to 2% in the first half of 2017. The fiscal performance stabilized in the second half with the stimulus measures expiring. The deficit jumped to TRY 47.4 billion from TRY 29.2 billion in 2016, with a deficit of 1.6% of GDP in December 2017. Uptick in the Treasury’s borrowing needs followed and the debt rollover ratio rose sharply to 126% in 2017 from 90% in 2016. The treasury set the target for the 2018 rollover ratio to 110%. The budget deficit is expected to widen on back of increased government spending in the 2019 election year, so the risks to the domestic roll over ratio are tilted to the upside. Although the lifting of the Russian ban on travel and the strong EU growth boosted exports and revenues in tourism, the effects of strong domestic demand on imports and higher energy prices are expected to result in current account widening to 5% in 2017, from 3.5% in 2016. In 2017, growth was supported by tax cuts in durable goods, the launch of the Credit Guarantee Fund and increasing government expenditure to 7% of 2017 GDP forecasts. In 2018, the economy is expected to grow around 4% with extension of the Credit Guarantee Fund, strong domestic demand and an increase in tourism revenues. The expected growth of 7% in 2017 followed by 4% in 2018 signals resilient growth compared to the emerging market peer group. Turkish banking and corporate sectors had no difficulty in rolling their external financing needs in 2017, but the short FX position of the corporate sector is a source of vulnerability.

There are several key risks to the country’s outlook on the geopolitical and domestic political fronts. The military intervention in Syria and the upcoming local elections in March 2019, as well as the parliamentary and presidential elections in November 2019 are key sources of uncertainty and could increase the volatility in FX and interest rate markets. Furthermore, Turkey’s military operation in Syria’s Afrin District, which started in January 2018, may impose higher risks related to an increasing budget deficit if the operation lasts longer than anticipated. However, the ongoing Syria crisis and the geopolitical risks have had no material effect on consumer confidence or PMI (Purchasing Manager Index) numbers. Indeed, in spite of the TRY depreciation and increase in interest rates, the PMI stood at 55.6 and 55.7, respectively, in January and February 2018, while consumer confidence grew from 65.7 in February 2017 to 72.3 in February 2018. Following the failed coup attempt, the Turkish Government declared a state of emergency immediately on January 20, 2016 and has been extending it continuously.

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

The following are the most significant taxes imposed on our telecommunications services:

a. Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. As of August 2004 other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the special communication tax (“SCT”).

As of March 1, 2009, SCT rate for wireless and mobile internet service providers was set to 5% (previously such tax was 25% on mobile, 15% on fixed lines). Other than mobile internet services, all mobile telecommunication services were subject to 25% and other telecommunication services (i.e., fixed lines and TV/radio transmission) were subject to a 15% SCT since December 31, 2017. As of January 1, 2018, the SCT rate for all services within the scope of the tax has been set to 7.5%.

The tax collected from subscribers in one calendar month is remitted to the tax authorities within the first 15 days of the following month.

The SCT on new mobile subscriptions was TRY 47, TRY 46 and TRY 44 in 2017, 2016 and 2015, respectively. As of January 1, 2018, the SCT on new subscriptions levied is TRY 53. The tax has had a correlative negative impact on mobile usage. As of January 1, 2018, SCT mechanism on roaming charges before November 3, 2009 has been restored and since then only mark-up amount on subscribers’ invoices for roaming services has been subjected to SCT.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (M2M) simcards are not subject to the SCT levied upon new subscriptions.

b. Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT. General VAT rate for telecom services is 18% and for digital publishing services 1%. We declare VAT to the Ministry of Finance within 24 days and remit VAT paid by our subscribers within the first 26 days of the month following when the tax was incurred, after the offset of input VAT incurred by us.

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position. As of January 1, 2018, the VAT mechanism on roaming charges prior to November 3, 2009 was restored and since then only the mark-up amount on subscribers’ invoices for roaming services has been subjected to VAT.

As of January 1, 2018 reverse charge VAT exemption will be applied on the invoices, which are related to roaming services, issued by foreign GSM operators.

Also new VAT requirements have been published in Official Gazette on 31.01.2018. Due to new legislation, as of January 1, 2018, if nonresident e-service provider performs e-services from abroad to real persons who are located in Turkey, service providers must be VAT tax payer in Turkey. E-service providers have to declare VAT over sales amount of e-services, with VAT Return (Serial No.3) within 24 days and paid within the first 26 days of the month following. Also service providers can consider as deductible VAT which they have paid as VAT amount to the Turkish entities related to these e-services.

c. License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. As of January 1, 2018, subscriptions for machine to machine (M2M) simcards are no longer subject to license and annual utilization fees.

GSM operators are charged with the duty of collecting these fees.

The license fee is paid once on the subscription per subscriber. The license fee was TRY 19.68, TRY 18.95 and TRY 17.95 in 2017, 2016 and 2015, respectively. As of January 1, 2018, the license fee is TRY 22.52.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 1.64, TRY 1.58, and TRY 1.50 in 2017, 2016 and 2015, respectively, and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end by the annual utilization fee and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. As of January 1, 2018, the monthly utilization fee is TRY 1.88. We decided to collect utilization fees from most of our prepaid subscribers starting from June 2011 and we are collecting since then.

Other than subscribers’ license and annual utilization fees, operators must pay license and annual utilization fees for the wireless equipment to ICTA. Before January 1, 2018, the fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRx); however, following a legislation shift, as of January 1, 2018 the fee is being calculated as 5% of monthly net sales amount and will be paid within the last day of the following month.

d. Special Consumption Tax

The Special Consumption Tax is a tax on prescribed goods, which includes mobile phones. The Special Consumption Tax is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The Special Consumption Tax rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was set at 20% prior to October 13, 2011, and the Special Consumption Tax calculated in accordance with the 20% rate must not fall below TRY 40 per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The Special Consumption Tax rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a decision of the Board of Ministers, which was published in the Official Gazette on October 13, 2011. The Special Consumption Tax rate over cellular phones was increased from 20% to 25% and the minimum Special Consumption Tax amount to be calculated was increased to TRY 100 (previously the minimum Special Consumption Tax amount was TRY 40) effective from October 13, 2011.

The Special Consumption Tax rates on some motor vehicles, mobile phones and alcoholic beverages were raised by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014. The minimum Special Consumption Tax amount to be calculated over cellular phones was increased to TRY 120 effective from January 1, 2014. By a decision of the Board of Ministers, which was published in the Official

Gazette on January 1, 2016, the minimum Special Consumption Tax amount to be calculated over cellular phones was increased to TRY 160 effective from January 1, 2016. The said decision of the Board of Ministers has been cancelled in 2016 by the Supreme Court. Finally a new article has been added to the Special Communication Tax Law (Temporary Article 6) on September 9, 2016 and the minimum Special Consumption Tax amount to be calculated over cellular phones was set at TRY 160 effective from September 9, 2016. There is a possibility that such tax may increase in the near future.

e. Turkish Radio and Television (“TRT”) Association Banderol Fee

According to Article number 4 of Law on TRT Revenues, mobile phones are subject to TRT banderol fee over (i) VAT base (excluded special consumption tax) related to sales amount for produced products (ii) VAT base (excluded special consumption tax) of Customs Declaration amount for import products. Before June 2016, mobile phones which can receive radio or television broadcasts via integrated tuner, were subjected to TRT banderol fee at the rate of 6%. As of June 2016, this rate was applied as (i) 7% for mobile phones which can receive radio or television broadcasts via integrated tuner, (ii) 6% for mobile phones which can receive radio or television broadcasts via internet connection. As of July 2017, all mobile phones which have 8517.12.00.00.11 customs tariff statistics position, subject to TRT banderol fee at the rate of 10%.

f. Treasury Share, Universal Service Fund Contribution

Due to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. 10% of the treasury share is paid as a universal service fund contribution. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses.

Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution. As of January 1, 2018, all of our treasury share will be paid to the ICTA, which will then transfer it to the Turkish Treasury and the Turkish Ministry as detailed above. The calculation method for the Treasury Share has also been revised and the following will consequently not be considered in calculation of the Treasury Share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount, price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Superonline and Global Tower. These amounts are paid annually, within June of each following year. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses for both of companies.

g. Tax disputes

Changes in the Ministry of Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (Value Added Tax and Special Communication Tax), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years since a Turkish company’s operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

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

III. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (Basis of preparation and summary of significant accounting policies) to our Consolidated Financial Statements in this Form 20-F.

IV. Reportable Segments and Reporting Currency

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik, Turkcell Odeme and Turkcell Gayrimenkul.

•	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC, Beltower, Lifecell Digital Limited and Fintur.

Our “Other” reportable segment is comprised mainly of information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Paycell LLC and electricity energy trade operations of Turkcell Enerji. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

Starting from 1 October 2016, Fintur was classified as held for sale and discontinued operations, although no assurance can be given that the Group successfully or completely exits on commercially viable terms, or that another course of action will not be taken. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

Our audited Consolidated Financial Statements as at December 31, 2017 and December 31, 2016 and for each of the years in the three-year period ended December 31, 2017 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2017, we had reached 97.94% population coverage.

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500, as well as the operation of the service for three years. This contract was recently renewed until December 31, 2018 and adds mobile broadband services to the existing infrastructure, to provide GSM services under the Universal Service Law and to operate the new and existing networks together.

In the 4.5G auction held on August 26, 2015, we agreed to purchase the use of 172.4 MHz, the largest amount of spectrum of any operator, for EUR 1,623.5 million (excluding VAT and interest payable on the installments). The license fee is being paid in four equal semi-annual installments. We agreed to purchase the use of widest frequency bands on 1800 MHz and 2600 MHz. We believe that these will allow us to offer high quality 4.5G services. We commenced offering 4.5G services from April 1, 2016. The 4.5G License is effective for 13 years until April 30, 2029.

Other than our 2G, 3G and 4.5G licenses, we also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our mobile communications system and fixed line networks through existing digital fixed telephone switches. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network. Under our agreement with Turk Telekom, as amended, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on ours. We also have interconnection agreements with Vodafone and Avea pursuant to which we have agreed, among other things, to pay interconnection fees to them for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on our networks.

In 2015, Turkcell positioned itself as a converged player in the total telecommunication market by leveraging its brand, extensive customer base, technological capabilities and strong distribution channel. We shifted our organizational structure with the aim of increasing efficiency and simplification in our business processes.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments.

In 2016, we have invested in the broadest 4.5G spectrum in Turkey and have established what we believe to be the most advanced mobile and fiber network in Turkey. Post 4.5G launch, we realigned our strategy to focus on providing innovative and pioneering digital services, aiming to become more present and relevant in our customers’ daily lives. Turkcell develops and manages digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. Thus, Turkcell defines itself as a digital operator.

Due to our digital services strategy, one of our main targets is to increase digital services penetration, therefore increasing mobile and fixed multi-play customers, which in our experience generates higher ARPU and greater customer loyalty. For instance, in 2017, a mobile triple play customer generated 2.9 times the ARPU of a single play customer and had 20% less churn on average.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2017, that number for the Group had grown to 50.2 million including subscribers of subsidiaries.

In the mobile segment, we increased our postpaid subscriber base from 53% in 2016 to 54% in 2017 due to our focus on value. As of December 31, 2017, we had approximately 15.6 million prepaid subscribers and 18.5 million postpaid subscribers, compared to approximately 15.7 million prepaid subscribers and 17.4 million postpaid subscribers as of December 31, 2016.

Our average MoU in Turkey increased 7% to 347.1 minutes in 2017 from 323.9 minutes in 2016, as a result of high bundle packages utilization. Our mobile ARPU in Turkey increased to TRY 29.8 in 2017 compared to TRY 26.8 in 2016 mainly driven by our upsell strategy, favorable change in customer mix, focus on high value customer groups, and data and digital service growth.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. In 2017, our churn rate for mobile operations in Turkey decreased to 20.5% from 24.6 % in 2016.

In the fixed segment, we increased our subscriber base from 1.9 million for the year ended December 31, 2016, to 2.1 million for the year ended December 31, 2017. 57% of the subscriber base are fiber customers (1.2 million subscribers).

We have an allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections that amounted to TRY 778.4 million and TRY 974.5 million as of December 31, 2017 and 2016 respectively, which we believe is adequate. The main reason for the change in allowance for doubtful receivables is collections made in 2017 amounting to TRY 262.0 million and a write-off of overdue receivables amounting to TRY 138.5 million which was netted off with an impairment loss recognized amounting to TRY 298.3 million. Moreover, the Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables amounting to TRY 80.0 million stemming from the years between 1998 and 2016, excluding the amount from financial services which amounted to TRY 17 million stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

II. International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus, Belarus and Germany. We also operate in other countries through Fintur. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

III. Revenues

Revenues include telecommunication services which is comprised of voice, data, messaging, services and solutions, interconnect, roaming, wholesale and other revenues. Other revenues mainly consist of revenues from our retail business, call center business, information and entertainment services, tower business and financial services.

IV. Operating Costs

a. Cost of Revenues

Cost of revenues includes treasury shares, universal service fund, transmission fees, radio expenses, billing costs, cost of goods sold, depreciation and amortization charges, funding costs for financial services, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, and wages and salaries and expenses for technical personnel.

b. Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office rental, office maintenance, travel, consulting, collection charges, wages, salaries and personnel expenses for non-technical, non-marketing, and non-sales employees, and other overhead charges. Our administrative expenses also include bad debt expenses of our subscribers and customers.

c. Selling and Marketing

Selling and marketing expenses consist of dealer and distributor commissions, advertising, uncharged prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

d. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2017	2016	2015
	(in TRY millions)
Revenues	17,026.4	14,100.9	12,769.4
Revenue from financial services	605.7	184.7	—
Total revenue	17,632.1	14,285.6	12,769.4

Cost of revenue	(11,073.5)	(9,166.4)	(7,769.5)
Cost of revenue from financial services	(276.7)	(70.2)	—
Total cost of revenue	(11,350.2)	(9,236.6)	(7,769.5)

Gross profit	6,281.9	5,049.0	4,999.9

Administrative expenses	(645.2)	(721.8)	(625.3)
Selling and marketing expenses	(2,005.4)	(1,910.9)	(1,901.9)
Other income/(expense), net	(698.9)	(234.2)	(225.9)

Operating profit	2,932.4	2,181.9	2,246.8
Finance costs	(1,413.3)	(1,237.6)	(799.5)
Finance income	1,090.4	1,064.8	756.1

Net finance (costs)/income	(322.9)	(172.8)	(43.4)
Monetary gain	—	—	—
Share of profit of equity accounted investees	—	—	—

Profit before income taxes	2,609.5	2,009.1	2,203.3
Income tax expense	(571.8)	(423.2)	(667.1)

Profit from continuing operations	2,037.8	1,586.0	1,536.2

Profit/ (loss) from discontinued operations	—	(42.2)	367.3
Profit for the year	2,037.8	1,543.8	1,903.6

Attributable to:
Equity holders of the Company	1,979.1	1,492.1	2,067.7
Non-controlling interest	58.6	51.7	(164.1)
Profit for the year	2,037.8	1,543.8	1,903.6

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2017	2016	2015
Results of Operations (% of revenue)

Revenues	100.0	100.0	100.0
Cost of revenues	(64.4)	(64.7)	(60.8)
Gross margin	35.6	35.3	39.2
Administrative expense	(3.7)	(5.1)	(4.9)
Selling and marketing expenses	(11.4)	(13.4)	(14.9)
Other operating income/(expense), net	(4.0)	(1.6)	(1.8)
Operating Profit	16.6	15.3	17.6

V. Segment Overview

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik, Turkcell Odeme and Turkcell Gayrimenkul.

•	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC, Beltower, Lifecell Digital Limited and Fintur.

Our “Other” reportable segment is comprised mainly information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Paycell LLC and electricity energy trade operations of Turkcell Enerji. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

Starting from 1 October 2016, Fintur was classified as held for sale and discontinued operations, although no assurance can be given that the Group successfully or completely exit on commercially viable terms, or that another course of action will not be taken. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(in TRY millions)
Total segment revenue	15,450.1	12,787.6	1,067.1	874.7	1,187.5	661.9	(72.6)	(38.6)	17,632.1	14,285.6
Inter-segment revenue	(31.7)	(19.7)	(40.9)	(19.0)	(0.0)	(0.0)	72.6	38.6	—	—
Revenues from external customers	15,418.4	12,767.9	1,026.2	855.7	1,187.4	661.9	—	—	17,632.1	14,285.6
Adjusted EBITDA*	5,593.8	4,160.9	264.0	235.3	374.3	222.8	(3.9)	0.5	6,228.3	4,619.5
Bad debt expense	49.5	(195.5)	(6.1)	(6.0)	(79.7)	(10.0)	—	—	(36.3)	(211.4)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in TRY millions)
Total segment revenue	12,787.6	11,480.9	874.7	856.1	661.9	458.6	(38.6)	(26.2)	14,285.6	12,769.4
Inter-segment revenue	(19.7)	(14.6)	(19.0)	(11.7)	(0.0)	0.2	38.6	26.2	—	—
Revenues from external customers	12,767.9	11,466.3	855.7	844.4	661.9	458.7	—	—	14,285.6	12,769.4
Adjusted EBITDA*	4,160.9	3,759.6	235.3	246.0	222.8	134.5	0.5	0.5	4,619.5	4,140.5
Bad debt expense	(195.5)	(188.0)	(6.0)	(8.3)	(10.0)	(0.3)	—	—	(211.4)	(196.6)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell Turkey

a. 2017 compared to 2016

Total revenues generated by Turkcell Turkey increased 20.8% to TRY 15,450.1 million in 2017 from TRY 12,787.6 million in 2016, mainly due to a 51.2% growth in data and digital services revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher subscriber numbers, a rise in data consumption, price adjustments and higher digital services subscribers. This was partially offset by a 36.5% decrease in voice and SMS revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 34.4% to TRY 5,593.8 million in 2017 from TRY 4,160.9 million in 2016, mainly due to an increase in revenues and decrease in administrative expenses which was partially offset by an increase in cost of revenues. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, wages, salaries and personnel, cost of goods sold and network related expenses. The decrease in administrative expenses mainly resulted from a decrease in bad debt expenses as opposed to increase in consultancy expenses and wages, salaries and personnel expenses.

b. 2016 compared to 2015

Total revenues generated by Turkcell Turkey increased 11.4% to TRY 12,787.6 million in 2016 from TRY 11,480.9 million in 2015, mainly due to a 62.3% growth in data and digital services revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; which was partially offset by a 26.5% decrease in voice and SMS revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 10.7% to TRY 4,160.9 million in 2016 from TRY 3,759.6 million in 2015, mainly due to an increase in revenues which was partially offset by an increase in cost of revenues and administrative expenses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, wages, salaries and personnel, handset costs and network related expenses. The increase in administrative expenses mainly resulted from an increase in bad debt expenses, consultancy expenses and wages, salaries and personnel expenses.

Turkcell International

a. 2017 compared to 2016

Total revenues generated by Turkcell International increased by 22.0%, to TRY 1,067.1 million in 2017 from TRY 874.7 million in 2016 mainly due to currency appreciation in Ukraine and Belarus against the Turkish Lira in 2017. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 0.8% and 13.4% respectively. The revenue growth in lifecell, which operates in Ukraine, was mainly driven by 17% higher blended ARPU (three-month active) due to higher mobile broadband usage which was partially offset by the decrease in the three-month active subscriber base to 8.0 million from 9.2 million. The revenue growth in Belarusian Telecom, which operates in Belarus, was mainly due to increased number of 4G users, and higher data consumption led to increased data revenues. Meanwhile, BeST continued to increase the penetration of its digital services within its customer base in accordance with Turkcell’s digital services strategy.

Turkcell International’s Adjusted EBITDA increased by 12.2% to TRY 264.0 million in 2017 from TRY 235.3 million in 2016 due to the positive impact of currency appreciation in Ukraine and Belarus against the Turkish Lira. The increase in Turkcell International’s Adjusted EBITDA was mainly due to increase in lifecell’s Adjusted EBITDA by 13.0% in terms of TRY, which was decreased by 2.2% in terms of local currency mainly due to higher network related costs resulting from the 3G+ roll-out.

b. 2016 compared to 2015

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

VI. Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

We had 34.1 million mobile subscribers in Turkey, including 15.6 million mobile prepaid subscribers, as of December 31, 2017, compared to 33.0 million mobile subscribers in Turkey, with 15.7 million mobile prepaid subscribers, as of December 31, 2016. During 2017, we recorded an increase of 1.0 million Turkish mobile subscribers.

In the fixed segment, we increased our subscriber base from 1.9 million, of which 1.0 million were fiber customers, for the year ended December 31, 2016, to 2.1 million, of which 1.2 million were fiber customers, for the year ended December 31, 2017.

In Ukraine, we had 11.1 million and 12.4 million registered subscribers as of December 31, 2017 and 2016, respectively. During 2017, we lost approximately 1.3 million Ukrainian registered subscribers, similarly 3 months active subscribers decreased from 9.2 million to 8.0 million. This was primarily due to decreasing multiple SIM card usage.

a. Revenues

Total revenues for the year ended December 31, 2017 increased 23.4% to TRY 17,632.1 million in 2017 from TRY 14,285.6 million in 2016.

Total revenues generated by Turkcell Turkey increased 20.8%, to TRY 15,450.1 million in 2017 from TRY 12,787.6 million in 2016, mainly due to a 51.2% growth in data and digital services revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher subscriber numbers and a rise in data consumption; which was partially offset by a 36.5% decrease in voice and SMS revenues.

Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2017, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2017, postpaid ARPU excluding M2M subscribers was TRY 48.5 whereas prepaid average revenue per user was TRY 14.9. These figures indicate that postpaid average revenue per user is approximately 3.3 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Total revenues generated by Turkcell International increased by 22.0%, to TRY 1,067.1 million in 2017 from TRY 874.7 million in 2016 mainly due to growth in Ukraine and Belarus business. The annual growth rates, in terms of local currency, lifecell and Belarusian Telecom were 0.8% and 13.4% respectively.

Other subsidiaries’ revenues, mainly comprised of our revenues from information and entertainment services, call center services and financial services, grew by 79.4% to TRY 1,187.5 million in 2017 from TRY 661.9 million in 2016. The increase in revenue is mainly attributable to Financell which was commenced in February 2016.

b. Cost of revenues

Cost of revenues, including depreciation and amortization, increased by 22.9% to TRY 11,350.2 million in 2017 from TRY 9,236.6 million in 2016, due to an increase in depreciation and amortization charges, treasury shares and universal funds paid, network related expenses, wages, salaries and personnel expenses, funding costs for financial services and other items.

Depreciation and amortization charges (including impairment charges) increased by 17.9%, to TRY 2,597.0 million in 2017 from TRY 2,203.2 million in 2016. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 537.2 million in 2017 mainly attributable to our 4.5G license and TRY 445.1 million in 2016.

Treasury shares and universal service funds paid to the Turkish Ministry increased 12.3%, to TRY 1,891.2 million in 2017 from TRY 1,683.5 million in 2016 which was mainly due to the increase in mobile revenues.

Interconnection and termination costs increased 13.2% to TRY 1,607.1 million in 2017 from TRY 1,420.2 million in 2016 mainly due to the increase in off-net interconnection traffic.

Transmission costs increased by 56.8% to TRY 218.2 million in 2017 from TRY 139.2 million in 2016. Furthermore, radio costs increased by 6.2%, to TRY 1,123.7 million in 2017 from TRY 1,057.6 million in 2016 mainly due to the cumulative investment impact and increased costs such as rent and energy.

Wages, salaries and personnel expenses for technical personnel increased 21.8% to TRY 1,046.5 million in 2017 from TRY 859.1 million in 2016, mainly due to the periodic increase in wages and salaries and the increase in number of personnel.

Roaming expenses increased 38.0%, to TRY 177.3 million in 2017 from TRY 128.4 million in 2016, mainly due to depreciation of the TRY against the EUR and overall traffic increase.

Billing and archiving costs decreased 10.5% to TRY 55.2 million in 2017 from TRY 61.6 million in 2016, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Cost of revenue from financial services increased 294.4% to TRY 270.4 million in 2017 from TRY 68.5 million in 2016, due to the increased activities of Turkcell Finansman, which received official authorization in January 2016. Other costs in cost of revenues increased 46.4% to TRY 2,363.6 million in 2017 from TRY 1,614.9 million in 2016 due to increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses, and universal service project.

As a percentage of revenues, cost of revenues decreased 0.3 pp to 64.4% in 2017 from 64.7% in 2016, mainly as a result of increases in cost of revenue from financial services of 1.1 pp, retail sales related to device costs of 1.1 pp and other costs in cost of revenues of 1.0 pp as opposed to decreases in interconnect costs of 0.8 pp, treasury share 1.1 pp, radio cost 1.0 pp and depreciation and amortization expenses of 0.7 pp.

Gross profit margin increased 0.3 percentage points from 35.3% in 2016 to 35.6% in 2017.

c. Administrative expenses

Administrative expenses decreased 10.6%, to TRY 645.2 million in 2017 from TRY 721.8 million in 2016, mainly due to an increase in wages, salaries and personnel expenses, rent expense, travel and entertainment expenses as opposed to the decrease in consultancy expenses and bad debt expenses. As a percentage of revenues, general and administrative expenses decreased to 3.7% for the year ended December 31, 2017, from 5.1% for the year ended December 31, 2016.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 24.8%, to TRY 346.2 million in 2017 from TRY 277.4 million in 2016, primarily due to periodic increases in wages and salaries and the increase in number of personnel.

Bad debt expenses decreased 82.8%, to TRY 36.3 million in 2017 from TRY 211.4 million in 2016, due to recovery in collection performance.

We provided an allowance of TRY 778.4 million and TRY 974.5 million for doubtful receivables for the years ended December 31, 2017 and 2016, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, increased 12.8% to TRY 262.8 million in 2017 from TRY 233.0 million in 2016.

d. Selling and marketing expenses

Selling and marketing expenses increased 4.9%, to TRY 2,005.4 million in 2017 from TRY 1,910.9 million in 2016, primarily due to an increase in selling expenses, wages, salaries, personnel and marketing expenses, which wrere partially offset by a decrease in prepaid subscribers’ uncharged frequency usage fee expenses. As a percentage of revenues, selling and marketing expenses decreased from 13.4% for the year ended December 31, 2016 to 11.4 % for the year ended December 31, 2017.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses increased 18.6%, to TRY 898.9 million in 2017 from TRY 757.9 million in 2016, mainly due to our value focused customer acquisition strategy.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, increased 2.8%, to TRY 533.0 million in 2017 from TRY 518.4 million in 2016.

Wages, salaries and personnel expenses for selling and marketing employees increased 11.3%, to TRY 394.4 million in 2017 from TRY 354.4 million in 2016, primarily due to periodic increase in wages and salaries.

Prepaid subscribers’ uncharged frequency usage fee expenses decreased 55.5%, to TRY 83.0 million in 2017 from TRY 186.5 million in 2016 due to increase in collection from customers.

e. Other operating income/ (expense)

Other net operating expenses increased to TRY 698.9 million in 2017 from TRY 234.2 million in 2016, mainly due to fixed asset sales gain, reversal of legal provisions, donations and litigation expenses as explained in Note 36 (Commitments and Contingencies) to our Consolidated Financial Statements in this Form 20-F.

f. Operating Profit

Operating profit increased by 34.4% to TRY 2,932.4 million in 2017 from TRY 2,181.9 million in 2016. As a percentage of revenues, operating profit also increased from 15.3% in 2016 to 16.6% in 2017 mainly due to a decrease in administrative expenses and selling and marketing expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost increased to a TRY 322.9 million net expense in 2017 from a TRY 172.8 million net expense in 2016, due to an increase in finance cost to TRY 1,413.3 million in 2017 from TRY 1,237.6 million in 2016, which was partially offset by the increase in finance income to TRY 1,090.4 million in 2017 from TRY 1,064.8 million in 2016.

Finance income increased by 2.4% to TRY 1,090.4 million in 2017 from TRY 1,064.8 million in 2016, mainly due to an increase in gain from changes in the fair value of derivative instruments, interest income on bank deposits partially netted off with the decrease in interest income on financial assets measured at amortized cost.

Finance cost increased by 14.2% to TRY 1,413.3 million in 2017 from TRY 1,237.6 million in 2016, mainly due to the increase interest expenses for derivative financial instruments and interest expenses for financial liabilities measured at amortized cost, and partially netted off with decrease in net foreign exchange losses. Net foreign exchange losses decreased from TRY 782.5 million in 2016 to TRY 718.5 million in 2017.

h. Income tax expense

Income tax expense increased 35% to TRY 571.8 million in 2017 from TRY 423.2 million in 2016.

The effective tax rate was 21.9% and 21.5% for the years ended December 31, 2017 and 2016, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, dividend income from investment in associates subject to certain tax exemptions (including Fintur), tax-exempt income and non-deductible expenses. The high effective tax rate in 2017 and 2016 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in lifecell and Belarusian Telecom.

i. Profit/ (loss) from discontinued operations

Starting from 1 October 2016, Fintur has been classified as held for sale and reported as a discontinued operation (Note 16). Fintur is now therefore disclosed separately on a single line as discontinued operations in our Consolidated Financial Statements in this Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

Loss from discontinued operations is TRY 42.2 million in 2016.

j. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Profit allocated to non-controlling interests amounted to TRY 51.7 million for the year ended December 31, 2016, compared to a TRY 58.6 million for 2017.

Profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2017 and 2016 amounted to TRY 35.9 million and TRY 39.3 million respectively.

k. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased to TRY 1,979.1 million in 2017 from TRY 1,492.1 million in 2016, mostly due to increase in results from operating activities, increase in interest income earned on time deposits, and increase in fair value gains on derivative financial instruments which was partially netted off with decrease in interest income on financial assets measured at amortized cost and increase in interest expenses for derivative financial instruments.

VII. Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

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

Total revenues generated by Turkcell Turkey increased 11.4%, to TRY 12.787.6 million in 2016 from TRY 11,480.9 million in 2015, mainly due to a 62.3% growth in data and digital services revenues driven by the increase in mobile data and fixed data revenues impacted by increased smartphone penetration, higher subscriber numbers and a rise in data consumption; which was partially offset by a 26.5% decrease in voice and SMS revenues.

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

Other subsidiaries’ revenues, mainly comprised of our revenues from information and entertainment services, call center services and financial services, grew by 44.3% to TRY 661.9 million in 2016 from TRY 458.6 million in 2015. The increase in revenue is mainly attributable to the commencement of Financell in February 2016.

b. Cost of revenues

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

Treasury shares and universal service funds paid to the Turkish Ministry increased 5.1%, to TRY 1,683.5 million in 2016 from TRY 1,601.2 million in 2015 which was mainly due to the increase in mobile revenues.

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

Cost of revenue from financial services amounting to TRY 68.5 million were recognized in 2016 due to the commencement of Financell in February 2016.

Other costs in cost of revenues increased 31.0% to TRY 1,614.9 million in 2016 from TRY 1,232.3 million in 2015 due to increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses.

As a percentage of revenues, cost of revenues increased 3.8 pp to 64.7% in 2016 from 60.8% in 2015, mainly as a result of increases in depreciation and amortization expenses of 2.4 pp, retail sales related to device costs of 1.9 pp and cost of revenue from financial services of 0.5 pp as opposed to a decrease in interconnect costs of 0.5 pp.

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

e. Other operating income/ (expense)

Other net operating expenses increased to TRY 234.2 million in 2016 from TRY 225.9 million in 2015, mainly due to fixed asset sales gain, reversal of legal provisions, commercial agreements termination expenses, donations and litigation expenses as explained in Note 36 (Commitments and Contingencies) to our Consolidated Financial Statements in this Form 20-F.

f. Operating Profit

Operating profit decreased by 2.9% to TRY 2,181.9 million in 2016 from TRY 2,246.8 million in 2015. As a percentage of revenues, operating profit also decreased from 17.6% in 2015 to 15.3% in 2016 mainly due to a decrease in selling and marketing expenses as a percentage of revenues.

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

i. Profit/ (loss) from discontinued operations

Fintur was classified as held for sale and reported as discontinued operations (Note 16). Fintur is therefore disclosed separately on a single line as discontinued operations in our Consolidated Financial Statements in this Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

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

Loss allocated to non-controlling interests from lifecell’s net loss amounted to TRY 209.3 million in 2015. There is no effect in 2016 since we acquired minority shares of Euroasia in July 2015. In addition, profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2016 and 2015 amounted to TRY 39.3 million and TRY 38.4 million respectively.

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

VIII. Effects of Inflation

According to Turkish Statistical Institute (“Turkstat”), the annual inflation in Turkey were 11.9%, 8.5% and 8.8% for the years ended December 31, 2017, 2016 and 2015, respectively, based on the Turkish consumer price index. Depreciation of the Turkish lira, rise in food prices have been effective in this development. The current inflation target set by the CBRT in its January 31, 2018 Inflation Report is 7.9%, with a confidence interval between 6.5% and 9.3% for 2018. The latest CBRT expectations survey, as of 15 February, 2018, indicated that inflation is expected to be at 9.55% at the end of 2018, which is above the CBRT’s target. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Inflationary pressures in Belarus improved through 2017, helped by tighter control over monetary aggregates, imported disinflation, a negative output gap, and a slowdown in administered price hikes. The exchange rate has now stabilized. Since the shift to a more flexible exchange rate regime in early 2015, reserves have stabilized and, in recent months, begun to rise. Headline inflation has slowed towards the end of 2016, dropping to 10.6%, and eased further to 4.6% in 2017 according to National Statistical Committee of the Republic of Belarus. The 2017 energy and financing agreements with Russia, and the successful Eurobond issuance in the middle of the year, have eased near-term financing pressures. Macroeconomic stability is still fragile due to the country’s reliance on Russian economy. Key domestic risks to the outlook include the pace of implementation of the policy reform agenda. On the external side, key risks include disruptions in energy price arrangements with Russia. Corporate and bank balance sheets and household confidence remain sensitive to any significant exchange rate movements, owing to high dollarization, currency mismatches, and limited access to foreign exchange liquidity.

In Ukraine, inflation surprised strongly to the upside during 2017, economic growth has remained slow, while consumer and investment demand have recovered rapidly. Growth in raw food prices continued to accelerate and considerably exceeded the National Bank of Ukraine’s (NBU) forecast. Annual inflation increased to 13.7% in December 2017 from 12.4% at the end of 2016 according to State Statistics Service of Ukraine. The National Bank of Ukraine increased its policy rate from 14% to 14.50% through 2017 and to 16% in January 2018 in an effort to curb inflation.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia, Belarusian Rubles, Euro and Azerbaijani Manat for our operations in Turkey, Ukraine, Belarus, Germany and Azerbaijan, respectively. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkey. Additionally, derivative financial instruments such as forward contracts, swap contracts and options are used.

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

In Ukraine, the only hedging tool seemed to be non-deliverable forwards (“NDF”) which are cash settled product in U.S. Dollars, a short term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, with the National Bank of Ukraine forbidding any NDF settlement, the already liquidity-thin market has become virtually non-existent. As of December 31, 2017, with improving outlook for the economy on back of real growth returning to positive territory, IMF financial aid package tranches, fiscal and macro reforms being implemented, downtrend in inflation and build up in FX reserves Ukrainian Hryvnia depreciated against the U.S. Dollar by 3% in 2017 compared to 13.3% in 2016.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio is based on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost. Through June 2016 and November 2017, a significant portion of our floating FX debt portfolio was hedged and converted to fixed TRY liability through interest rate derivatives.

a. New Accounting Standards Issued

See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	TRY million
Net cash generated by operating activities	3,101.3	607.1	1,901.3
Net cash used in investing activities	(3,304.6)	(2,976.7)	(3,563.0)
Net cash generated by/(used in) financing activities	(1,566,7)	4,839.0	(4,887.4)
Net cash increase/ (decrease) in cash and cash equivalents	(1,770.1)	2,469.5	(6,549.1)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	430.1	664.1	436.0

Net cash provided by our operating activities was TRY 3,101.3 million in 2017 and TRY 607.1 million in 2016.

The increase in profit amounting to TRY 494 million compared to 2016 has a positive impact on net cash generated by operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax paid. The corresponding subtotal, after adjustments, increased to TRY 6,853 million in 2017 from TRY 4,409 million in 2016. Furthermore, the increase in interest paid to TRY 909.9 million in 2017 from TRY 434.5 million in 2016, the increase in changes in receivables from financial operations, the increase in change in trade and other payables, partially netted off with the decrease in changes in trade receivables and income tax paid to TRY 492.5 million in 2017 from TRY 135.9 million in 2016 resulted in a 410.8% increase in net cash provided by our operating activities.

Net cash used by investing activities increased to TRY 3,304.6 million in 2017 from TRY 2,976.7 million in 2016. The change in net cash used by investing activities is mainly due to the increase in capital expenditures. For the year ended December 31, 2017, we spent TRY 2,937.2 million on acquisition of property, plant and equipment compared to TRY 2,572.4 million in 2016 while we spent TRY 1,172.8 million on acquisition of intangible asset compared to TRY 855.1 million in 2016.

Net cash used for our financing activities for the year 2017 amounting to TRY 1,566.7 million, whereas net cash provided was TRY 4,839.0 million for 2016. The change is mainly attributable to the proceeds from new loan agreements and issuance of bonds which partially netted off with dividends paid and repayment of borrowings. In 2017, dividend paid amount was TRY 3,050.9 million, compared to dividend paid in 2016 amounting to TRY 51.4 million, with respect to the years ended December 31, 2010, 2011, 2012, 2013, 2014,

2015 and 2016. In addition, we repaid TRY 22,265.1 million of our loans and borrowings in 2017, compared to TRY 4,932.8 million in 2016. The cash generation from the issuance of bonds increased to TRY 209.8 million in 2017 from TRY 167.5 million in 2016. The cash generation from issuance of loans and borrowings increased to TRY 24,102.6 million in 2017 compared to TRY 9,381.3 million in 2016.

b. Sources of Liquidity

We had applied to the Capital Markets Board and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount up to $1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkey through private placement and/or sales to qualified investors without a public offering. In October 2015, we issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% based on a 5.95% reoffer yield to qualified investors domiciled outside of Turkey. The bond issuance was completed and the proceeds of the issue were transferred to the Company’s account on October 15, 2015 and the notes are now listed on the official list of the Irish Stock Exchange.

On September 16, 2015, we signed a club loan facility with a group of international banks with a U.S. Dollar tranche in the maximum amount of $500 million and a Euro tranche in the maximum amount of EUR445 million. The facility has a maturity of five years, with semi-annual principal amortization during the last three years of the loan. Interest is payable quarterly. The facility is unsecured and has an interest rate of 3-month LIBOR/EURIBOR +2.0% per annum. As of December 31, 2016 the company has utilized the full amount of the facility and principal repayments will commence as of June, 2018.

On October 23, 2015 we signed a loan agreement package with China Development Bank (“CDB”) for an amount of up to EUR500 million available for two years, to refinance certain of the Group’s existing loans, and for an amount of up to EUR750 million available for three years, to finance certain of our procurement requirements from Chinese suppliers in relation to certain of our infrastructure investments. The total loan package has a final maturity of 10 years, with principal amortization during the last seven years of the loan and will be paid back in equal installments. The annual interest rate of the loan is EURIBOR +2.20%. As of December 31, 2017 an amount of EUR560 million has been utilized. On March 5, the scope of the EUR690 million unutilized portion of the EUR750 million loan agreement signed with CDB has been expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Superonline Iletisim Hizmetleri A.S., Financell and lifecell LLC will also be able to utilize the corresponding loan. In addition to the right to utilize in EUR terms, the loan may also be utilized in US Dollars and Renminbi with respective annual interest rates of LIBOR + 2.22% and 5.51%. There have been no changes to maturity and the repayment schedule of the loan.

Financell has a significant portion in Turkcell group debt balance in line with the growing funding need of the company. Financell mainly relies on loans from local and international banks as a core funding. As of December 31, 2017, Financell loan portfolio was TRY 3,536 million, and more than half of this portfolio consists of foreign currency loans (TRY 1,961 million).

Financell also had applied to the Capital Markets Board and, on November 30, 2016, obtained approval for an issuance of domestic debt securities to qualified investors without a public offering, within a period of one year for up to TRY 1,500 million. In December 2016, we issued 174-day commercial paper (TRY 250 million nominal with 10.70% simple annual interest) to qualified investors without a public offering. The sale process of Financell’s 179-day debt securities with a nominal amount of TRY 150 million, maturity date of August 25, 2017 and an annual simple interest of 11.8% to qualified investors within Turkey, without public offering was completed on February 27, 2017.

In order to diversify its borrowing resources, Financell also resorted to other funding alternatives; as such it applied to the Capital Markets Board of Turkey (“CMB”) for the issuance certificate of ABS. Following the respective approvals of the CMB, Aktif Yatirim Bankasi A.S. issued ABS with a total nominal size of TRY 200 million in April and August 2017 (TRY 100 million each) to qualified investors without a public offering where Financell was the originator and the user of funds.

Our loans from financial institutions consist of local and international bank borrowings and finance lease obligations with either fixed or floating interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. All of our loans are denominated in U.S. Dollar, BYN, EUR, UAH or TRY. The floating interest rates vary from Libor + 2.0% and Libor + 3.3% for the loans denominated in U.S. Dollars. The fixed interest rates vary from 5.8% to 22.5% for the loans denominated in U.S. Dollars, from 11.1% to 27.7% for the loans denominated in TRY, from 12.0% to 16.0% for the loans denominated in BYN, from 11.0% to 14.5% for the loans denominated in HRV and the floating interest rates vary from Euribor + 1.2% and Euribor 2.2% for the loans denominated in EUR. The fixed interest rate for Euro loans are 3.4%. The loans are payable over the period from 2018 to 2026.

The ratio of our debt to equity is 83% as of December 31, 2017, compared to 61% as of December 31, 2016. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 27 to our Consolidated Financial Statements.

The auction for the 4.5G license was held on August 26, 2015 and the capital expenditure required in connection with our 4.5G build-out is expected to be material. The tender price of the 4.5G license amounting to EUR 1,623.5 million (equivalent to TRY 5,158.7 million as at December 31, 2015) (excluding VAT and interest payable on the installments) is being paid in four equal installments amounting to EUR 1,655.3 million (equivalent to TRY 5,259.9 million as at 31 December 2015) including interest and excluding VAT of 18%. On October 26, 2015, we made the payment amounting to TRY 1,321.9 million for the original amount of EUR 413.8 million (including interest) as first installment and total VAT amounting to TRY 933.4 million for the original amount of EUR 292.2 million in cash. The second installment of EUR 413.8 million was paid on April 25, 2016. The third installment of EUR 413.8 million was paid on October 25, 2016. Within the scope of the Decree Law No. 683 announced on January 23, 2017, the Company applied to pay a Euro denominated 4.5G license obligation in Turkish Liras converted at the buying exchange rate announced by the CBRT on January 2, 2017. The last installment of EUR 1,534.7 was paid on April 26, 2017.

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

Our cash outflows through 2018 include possible dividend payments, depending on the result of our general assembly meetings, quarterly corporate tax payments, capital expenditures and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2018 will be around 18%-19%.

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

c. Capital Transactions

In 2017, there were no buyback transactions on our own shares; please refer to “Item 10.B. Share Buy-Backs”, as well as Item 16.E.

d. General Economic Conditions

Turkey’s growth was 5.3%, 5.4% and 11.1%, respectively, in the first, second and third quarter of 2017. Economy is expected to grow by 3.5% in 2018; mainly driven by the domestic demand.

e. Dividend Payments

On March 23, 2016, the Board of Directors proposed a dividend distribution for the year ended December 31, 2015 amounting to TRY 1,200.0 million (equivalent to $318.1 million as of December 31, 2017), which represented approximately 58% of net distributable income for the relevant year. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on March 29, 2016.

On May 25, 2017, the Company’s General Assembly approved the payment of a dividend amounting to TRY 3,000.0 million (equivalent to USD 841.6 million as of May 25, 2017, the date of the Ordinary General Assembly Meeting) out of profits for the period from January 1, 2010 to December 31, 2016. This represents a gross cash dividend of full TRY 1.3636364 (equivalent to full USD 0.3825604 as of May 25, 2017, the date of the Ordinary General Assembly Meeting) per share. The Company paid TRY 3,000.0 million in total including withholding taxes in three installments on 15 June, 15 September and 15 December 2017 to the shareholders.

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

Internally developed software arising from our R&D works amounted to TRY 124.5 million and TRY 126.9 million in 2017 and 2016, respectively. Internally-developed software does not include any costs relating to the research phase.

5.D Trend Information

a. Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkey was 54%, 53% and 49% in 2017, 2016, 2015 respectively, due to our value focus.

As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, higher subscriber numbers and a rise in data consumption. For these reasons and with our increased emphasis on OTT services, we also expect that the percentage of our revenues from digital services will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues.

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

The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Pursuant to a board decision dated September 28, 2015, price caps for voice were set at 0.4625 TRY/min for voice and TRY 0.332 for SMS. Such caps were in force at the beginning of 2016, until a decision rendered in March 10, 2016 by ICTA annulled the maximum tariffs set by ICTA in 2015. Since then, prices in the mobile market are no longer capped with maximum tariffs.

The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

Further cuts in interconnection rates may make us redesign our tariffs and may impact our operational results.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our interconnection pricing will continue to exert pressure on our financial results.

On the other hand, the mobile market analysis of ICTA has been finalized. By its Board decision dated April 12, 2017, numbered 2017/DK-SRD/124; ICTA decided to deregulate mobile access and call origination market and to lift Turkcell’s Significant Market Power (SMP) status within a transition period of one year. Accordingly, unless otherwise determined by the Board, our Company’s liabilities such as providing access and interconnection in the call origination market, non-discrimination, transparency, preparation and issuance of reference access tariffs, being subject to tariff control, account separation and cost accounting, and co-location obligations shall be abolished as of April 12, 2018.

By its Board decision dated April 19, 2017, numbered 2017/DK-SRD/131; ICTA finalized its Mobile Call Termination market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year, as of April 19, 2018, unless otherwise determined by the Board. However, the Significant Market Power status will continue in the call termination market for mobile operators, operators that offer satellite communications services, and Mobile Virtual Network Operators (MVNO), which can offer call termination services for the incoming calls of their subscribers.

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

We expect that our total operational capital expenditures as a percentage of revenues in 2018 will be around 18%-19%.

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

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey in the last few years. However, the significance of depreciation against USD was small in 2017. The Turkish Lira depreciated by 7.2% in 2017 compared to 21% in 2016. Ukraine Hryvnia depreciation against USD was 3.2% compared to 13.3% in 2016. In Belarus, Belarusian Ruble managed to depreciate by 0.7% compared to 5.5% in 2016. Further currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to TRY 658.5 million in 2017 and TRY 610.0 million in 2016.

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2017.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2017	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
	TRY million
Bank Letters of Guarantee	1,206.0	1,206.0	771.4	224.0	82.8	5.9	121.9

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2017, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to TRY 1,206.0 million. We also provided guarantees to private companies amounting to TRY 496.5 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2017.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Loans and borrowings(*)	13,853.2	4,340.4	5,086.6	962.8	3,463.4
Finance lease obligations	133.6	17.4	29.8	26.0	60.4
Payable in relation to the acquisition of Belarusian Telecom	377.2	—	—	377.2	—
Trade and other payables	2,527.2	2,527.2	—	—	—
Due to related parties	7.0	7.0	—	—	—
Total Contractual Cash Obligations	16,898.2	6,892.0	5,116.4	1,366.0	3,523.8

*	Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Purchase obligations	593.0	498.0	95.0	—	—

As at December 31, 2017, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY 593.0 million.

As of December 31, 2017, commitments for minimum lease payments in relation to non-cancellable operating leases amounted to TRY 658.5 million (Note 34).

To avoid foreign exchange risk, the Company used currency swaps, participating cross currency swap contracts, currency forward contracts and commitments related to those derivative financial liabilities amounted to TRY 110.1 million (Note 33).

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years. However, as the General Assembly could not convene due to the lack of a quorum for meetings, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected by the General Assembly or until the CMB announces a new resolution. The CMB stepped in based on its statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. The

CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Jean Christian Antoine Belfrage, as board members who satisfy the independence criteria. The latter two members were chosen from the independent nominees list submitted by Telia Company. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

As of March 13, 2018, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors by Capital Markets Board resolution
Ahmet Akca (Chairman)	March 11, 2013
Atilla Koc	March 11, 2013
Bekir Pakdemirli	August 15, 2013
Erik Jean Christian Antoine Belfrage	September 13, 2013
Jan Erik Rudberg	September 13, 2013
Mehmet Bostan	August 15, 2013
Mehmet Hilmi Guler	March 11, 2013

I. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of March 13, 2018. As of March 1, 2017 the titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President, and their functional groups have been re-positioned so as to report directly to the CEO to ensure a lean and more efficient management structure.

Name	Office
Muhterem Kaan Terzioglu	Chief Executive Officer
İzzet Serhat Demir	Executive Vice President—Legal and Regulation
Bulent Aksu	Executive Vice President—Finance
Murat Erkan	Executive Vice President—Sales
Seyfettin Saglam	Executive Vice President—Human Resources
Ilter Terzioglu	Executive Vice President—Strategy
Ismail Butun	Executive Vice President—Marketing
Serkan Ozturk	Executive Vice President—Customer Experience &Information Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk	Executive Vice President—Supply Chain Management
Aysem Ertopuz Deobler	Executive Vice President—Digital Services & Solutions

II. Biographies

a. Current Board Members

Ahmet Akca, born in 1956, was appointed to the Board of Directors by Capital Markets Board decision. He also acts as the president of Turkcell’s Audit Committee. From 1981 to 1988, Mr. Akca served as a Foreign Trade Manager in the glass and food industry. In 1988, he became CEO of an International Trading Company, and held that responsibility until 1992. He later started his own business, which he still runs. Mr. Akca is the founder and Chairman of the Board of Directors of the logistics company Akca Lojistik Hizmetleri ve Ticaret A.S. He was a member of the Committee of Trustees in January 2010, at the time of the Bezmialem Vakif University establishment, and has been serving as the Chairman of the Committee of Trustees since November 2011. After studying mathematics at Middle East Technical University and sociology at Istanbul University for a certain period, Mr. Akca graduated from the Bursa Economics and Commercial Sciences Academy’s Department of Economics.

Atilla Koc, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. Having worked as an

Undersecretary at the Ministry of Interior and as the Chief of Police in Konya, he served as the District Governor of the Ulubey, Nusaybin and Bayindir districts, and as the Governor of Siirt and Giresun provinces. He has also been the Prime Minister’s Undersecretary, the General Secretary of Ankara Metropolitan Municipality, and the Central Governor. Then, Mr. Koc served as AKP Aydin deputy in 22nd and 23rd period of Grand National Assembly of Turkey and as Minister of Culture and Tourism in the 59th Government. He graduated from Ankara University’s Faculty of Political Science.

Mehmet Hilmi Guler, born in 1949, was appointed to the Board of Directors by Capital Markets Board decision. He formerly worked as a Project Engineer and Group Chairman at TUSAS Aerospace Industries. Mr. Guler also served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), as Chairman and General Manager of the Machines and Chemical Industries Board (MKEK), as the General Manager and Chairman of Etibank, as the Chief Undersecretary to the Prime Minister, and as Board Member and Executive Director at ERDEMIR and IGDAS. Mr. Guler also served as Minister of Energy and Natural Resources in the 58th, 59th and 60th Governments. Mr. Guler graduated from Middle East Technical University’s Department of Metallurgical and Materials Engineering where he obtained his Master’s and Doctorate degrees.

Mehmet Bostan, born in 1971, was appointed to the Board of Directors by Capital Markets Board decision. Mr. Bostan formerly worked as Senior Relationship Manager at BNP Ak Dresdner Bank A.S., Manager at TSKB, Chief Turkey Representative of Dresdner Bank AG and Deputy General Manager at Gunes Sigorta. During the years 2010-2016, he served as the General Manager and Board Member of Pension Monitoring Center. He has been serving as a Board Member of Petkim since 2016. During his tenure as the President of the Turkish Prime Ministry Privatization Administration, he was appointed Chairman of the Board and General Manager of the Sovereign Wealth Fund of Turkey on November 2, 2016, and held the position until 2017. He is also a Board Member of the Turkish Tennis Federation. Mr. Bostan graduated from International Relations, from the Faculty of Economics, at Istanbul University. He holds an MBA from Bilgi University.

Bekir Pakdemirli, born in 1973, was appointed to the Board of Directors by Capital Markets Board decision. Mr. Pakdemirli has been an entrepreneur in food, computer and automotive industries, besides taking roles in the establishment and management of various companies. During his career, he also served as the General Manager of a ceramics company, which is among the 500 industrial companies in Turkey and a publicly traded food company. He has served in executive management positions at McCain Foods, a multinational company, and still offers consultancy services to McCain Company. Serving as a member of the Board of Directors of Albaraka Turk Participation Bank, Mr. Pakdemirli also continues his roles as a member of the Board of Directors of Tarkem–Tarihi Kemeralti A.S., Turkish Foundation for Mental Healthcare, as well as being a member of the Board of Trustees of Anatolian Autism Foundation and a member of Capital Markets Investors Association with his attention to social responsibility. In addition, Mr. Pakdemirli is also involved in visual media interviews with regard to different aspects of the economy. He is a captain, pilot and an amateur radio operator. After graduating from Bilkent University, Faculty of Business Administration, he completed his Master’s degree in Management at Baskent University and his PhD degree in Economics at Celal Bayar University.

Jan Erik Rudberg, born in 1945, was appointed to the Board of Directors by Capital Markets Board decision. He is currently Chairman of the Board of Directors of Kcell JSC (Independent Director) and the Chairman of the Board of Directors of Hogia AB. Since 2010, Mr. Rudberg has also been a member of the Board of Directors of PJSC Megafon (Independent Director). Between 1994 and 2003, he held various executive positions at Telia AB after having served as the Chief Executive Officer of Tele2 AB, Executive Vice President of Nordbanken AB, Chief Executive Officer of Enator AB, as well as the Chief Executive Officer of Ericsson Information Systems Sweden AB, and having held several managerial positions at IBM. Mr. Rudberg holds a degree in Economics and Business Administration from the Gothenburg School of Economics.

Erik Jean Christian Antoine Belfrage, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. In the 70’s and 80’s, Mr. Belfrage worked as a Swedish diplomat in Geneva, Washington, Bucharest, Beirut, and in Paris. He has served as Senior Vice President at SEB between 1987 and 2011, and as an advisor to Dr. Peter Wallenberg between 1987 and 2015. In 2011, Mr. Belfrage set up a consultancy firm, Consilio International AB, of which he is also the Chairman. The firm advises large Nordic corporates. Currently, Mr. Belfrage is chairman of several boards. He holds an MBA from the Stockholm School of Economics.

b. Executive Officers

Muhterem Kaan Terzioglu, born in 1968, was appointed as Turkcell’s Chief Executive Officer on April 1, 2015. He began his professional life in 1990 as an Independent Auditor and CPA at Arthur Andersen Turkey. In 1992, Mr. Terzioglu joined Arthur Andersen USA as the IT Strategies and Security Specialist, and in 1994, began working at Arthur Andersen Belgium as the Leader of Information Management and Digital Strategy Services. In 1998, he was appointed Vice President of Consultancy Services at Arthur Andersen Turkey Operations. Between 1999 and 2012, he served as the Team Leader of E-Commerce Strategies for the EMEA region, Sales Director of Advanced Technologies for the EMEA region, Managing Director of Technology Marketing Organization for the EMEA region, and the Vice President of EMEA Central and Eastern Europe at Cisco Systems Brussels branch, respectively. Between April 3, 2012 and April 1, 2015, Mr. Terzioglu was a member of the Board of Directors at Akbank, Aksigorta A.S., Teknosa Ic ve Dis Ticaret A.S. and Carrefour S.A. A.S. Kaan Terzioglu graduated from the Department of Business Administration at Bogazici University.

Bulent Aksu, born in 1974, has been appointed as the Chief Financial Officer, effective as of July 20, 2016. He has 20 years of managerial experience in the field of finance, accounting, tax and management in various sectors including energy, petrochemicals, textiles and auditing. Bulent Aksu started his professional career as an inspector on the Inspection Board at Kuveyt Turk A.S. in 1997. He held the role of Finance Manager and CFO at Calik Holding, respectively in 2003. He held the role of CFO and Board Member at Akfel Group between 2008 and 2012. He served as CFO at Petkim Petrokimya Holding A.S, a subsidiary of Azerbaijan’s national oil and gas company SOCAR between 2012 and 2013, and most recently was the CFO at Star Rafineri A.S, a subsidiary of SOCAR. In 2016, Mr. Aksu was named among the 50 Most Efficient CFOs by Fortune Turkey Magazine. Mr. Aksu graduated from the Department of Business Administration (English) of Istanbul University in 1996.

İzzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of the Legal and Regulation Function in May 2015. Mr. Demir started his professional career in 1997 at Dun&Bradstreet. He worked as a lawyer and held executive and directorial positions responsible for legal affairs at Yildiz Holding and Calik Holding A.S. He was a member of the board of directors of Calik Holding AS and Albtelecom ShA, Banka Kombetare Tregtare ShA and Aktif Yatirim Bankasi A.S. Serhat Demir graduated from the Faculty of Law at Istanbul University and has a Masters of Business Administration degree.

Murat Erkan, born in 1969, joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline and as of December 1, 2015, he was appointed Executive Vice President of Sales. Mr. Erkan, who started his professional life at Toshiba, became an Application Engineer at Biltam Muhendislik and then became the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of technology, sales, business development and channel management for ten years. Prior to his position at Turkcell Superonline, Mr. Erkan had been the Business Unit Manager at Aneltech working on solutions related to telecommunication, mobile, ICT, the defense industry and industrial products sectors since 2006. Murat Erkan graduated from the Yildiz Technical University Electronics and Telecommunication Engineering Department in 1992. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Seyfettin Saglam, born in 1971, joined Turkcell as Chief Group Human Resources Officer in July 2014. He began his career in MSC Consulting lnc. in 1998. He worked as a HR professional at Tekstilbank and as the Human Resources Group Manager at Yildiz Holding, responsible for the Packaging, IT, Finance and Retail Groups. He served as the Assistant General Manager of T.C. Ziraat Bankasi. Subsequently, he was appointed Vice Chairman and Member of the Executive Committee at Rixos Hotels and Sembol Construction Inc. Mr. Saglam served as an Executive Vice President of Borsa Istanbul. He graduated from the Department of Sociology at Middle East Technical University. He received a Master’s degree from the Marmara University Business Administration Department in International Quality Management. He completed the HR Management & Leadership Programs at INSEAD.

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

Ismail Butun, born in 1973, has been appointed as Executive Vice President of Marketing (CMO) as of July 1, 2016. Mr. Butun started his career at the Cuhadaroglu Holding Moscow Office in 1996. Between 1997

and 2000, he worked at the Enka Group Foreign Trade department in Moscow as Sales and Business Development Manager. Starting from 2000, he worked at Nestle as CPW Turkey Country Manager, Regional Marketing Director for Central Asia based in Uzbekistan, and later as Head of National Key Accounts for Nestle Turkey. Starting from 2011, he served at Nestle’s Global Headquarters in Switzerland, first as Business Excellence Manager at the Global Customer and Sales Management Unit and then as Marketing Manager at the Beverages Strategic Business Unit. Most recently, Mr. Butun was the General Manager of Nestle Turkey Beverages Group and also served as a Board Member. Ismail Butun, joined Turkcell as Senior Vice President of Retail Sales on January 15, 2016. Ismail Butun graduated from the Bogazici University Business Administration department in 1996.

Serkan Ozturk, born in 1976, joined Turkcell in 2000 as Project Supervisor. He was appointed as the Executive Vice President of Customer Experience and Information and Communication Technologies as of August 2017. Previously, he worked as project supervisor and manager at Turkcell Project Management office between 2000 and 2009. He served as Chief Information Technologies Officer in life- Ukraine between 2009-2010 and in Turkcell Superonline between 2010 and 2011. Prior to his recent appointment, he has been serving as director of Customer Relations Management and Business Intelligence Solutions (CRM & BIS) and Executive Vice President of Information and Communication Technologies. Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Aziz Gediz Sezgin, born in 1966, joined Turkcell as Network Engineer in 1995 and was appointed as the Executive Vice President of Network Technologies as of March 2017. Previously, he served as Senior Vice President of Network technologies under the Technology Function, Senior Vice President of Information and Communication Technologies, Director of Application Operations, Director of Service Network under the ICT Function, and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University in Electronics and Communication Engineering and received his Master’s degree from the same university.

Ali Turk, born in 1977, joined Turkcell as Senior Vice President of Supply Chain Management in May 2016. He was appointed as Executive Vice President of Supply Chain Management as of March 2017. Mr. Turk started his career at Basak Hayat Sigorta in 1999. Between 2002 and 2007, he held various managerial positions responsible for logistics planning, warehouse and supply chain management processes at Ulker Group Companies. Between 2007 and 2011, he worked at Ceva Lojistik as Warehouse and Value Added Operations group manager. Joining Turkish Airlines in 2011 as Cargo Operations Vice President, Mr. Turk served as Turkish Airlines Cargo Operations President between 2012-2016. Ali Turk graduated from the Industrial Engineering Department of Istanbul Technical University in 1999 and completed Istanbul Technical University Executive MBA program in 2001.

Aysem Ertopuz Deobler, born in 1970, joined Turkcell in January 2016 as Strategic Planning Director. In March 2017 she was appointed as Executive Vice President of Digital Services and Solutions. She started her career at Arcelik A.S., where she had served as Quality System Engineer between 1993 and 1997. She was appointed Strategic Consultancy Services Manager in Arthur Andersen in 1997. Joining Cisco’s EMEA Region Organization in 2001 in Belgium, Aysem Ertopuz took managerial roles in several functions including Strategic Planning, Business Intelligence, Operations and Global Customer Management. She served as the manager of the Business Intelligence Group within Cisco’s New York-based Global Sales Strategy and Planning organization between 2006 and 2015, focusing on the fields of Service Providers sector, market and competition dynamics, business strategy and performance, and utilization of digital services in new business models. Aysem Ertopuz graduated from the Middle East Technical University Industrial Engineering Department and received her MBA degree from the New York University, Stern School of Business.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at General Assemblies. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Compensation Committee may decide on a proposal to the General Assembly as to whether Board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to the Board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of EUR250,000 per year and each Board member would receive a net sum of EUR100,000 per year for the period of their service, effective February 25, 2010.

For the year ended December 31, 2017, we provided, paid and accrued an aggregate of TRY 75.8 million to our key management personnel including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 75.8 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced January 2016 and as of December 31, 2017, the Group recognized expenses of TRY 29.4 million regarding this plan (no accruals in 2016). We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $400 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability insurance is provided by Mapfre Genel Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by London-based markets. The policy expired on September 2, 2017, and we renewed its insurance limit based on the terms and conditions offered until September 2, 2018.

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

The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan, Mr. Bekir Pakdemirli and Mr. Zeynel Korhan Bilek, Investor Relations and Merger and Acquisitions Director, and Mr.Emre Alpman, Capital Markets and Compliance Principal. Mr. Guler is the Chairman of the Corporate Governance Committee. Mr. Zeynel Korhan Bilek and Mr. Emre Alpman were appointed members of the Corporate Governance Committee by a CMB communiqué requirement and they were appointed on November 2, 2016 and January 23, 2017 respectively.

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

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 19,768 employees as of December 31, 2017. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2017, 2016 and 2015.

Turkcell	2017	2016	2015
Board of Directors Office	18	15	14
Group Internal Audit	71	46	41
CEO Office	15	13	13
Legal & Regulation	129	115	92
Finance	249	239	233
Strategy	39	31	28
Marketing	190	180	270
Sales	937	1,061	1,091
Network Technologies	1,345	—	—
Digital Services & Solutions	121	—	—
Customer Experience & Information Technologies[1]	483	124	—
Human Resources[2]	228	—	—
Supply Chain Management[2]	142	—	—
Business Support[2]	—	348	336
Technology Group[3]	—	1,619	1,550
Product & Services	—	79	—
Corporate Communication	—	—	38
Turkcell Academy	—	—	50
Customer Services	—	—	95
Subtotal	3,967	3,870	3,851
Subsidiaries
Turkcell Global Bilgi	12,189	11,221	9,179
lifecell LLC	980	1,196	1,037
Belarusian Telecom	353	366	355
Global Bilgi LLC	714	910	836
Turkcell Superonline	29	33	26
Turkcell Teknoloji	830	775	712
Kibris Telekom	199	208	208
Others[4]	507	416	445
Subtotal	15,801	15,129	12,798

Total	19,768	18,999	16,649

(1)	As of September 2017, Customer Experience and Information & Communication Technologies consolidated as Customer Experience & Information Technologies
(2)	As of February 2017, Business Support function is reorganized as Human Resources and Supply Chain Management
(3)	As of March 2017, Technology Group function is reorganized as Network Technologies and Information and Communication Technologies
(4)	Others include the following subsidiaries: Inteltek, Global Tower, Ukrtower, Azerinteltek, Turkcell Satis, Turkcell Odeme, Turkcell Enerji and Lifetech LLC.

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

Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, for 2017, the senior management and those employees who are covered as part of this plan were paid the cash equivalent of 2,065,490 shares in total in March 2018 as the first installment. The remaining second and third installments will be paid on 2019 and 2020, respectively, again in cash equivalents of the same number of shares in each installment subject to accomplishment of certain conditions.

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

6.E Share Ownership

Based on reporting made to us on March 13, 2018, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 117,100 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 51.05% of our company’s capital. This information is current as of March 13, 2018, based on the information provided by Central Registry Agency and company share register. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned	Percent of Class
Turkcell Holding A.S.(1)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

Shares Publicly Held(2)	1,077,004,490.333	48.95%

Total	2,200,000,000	100%

(1)	52.91% of Turkcell Holding A.S. shares are owned by Cukurova Telecom Holdings Limited, and the remaining shares are owned by TeliaSonera Finland Oyj. 51% of Cukurova Telecom Holdings Limited’s shares are owned by Cukurova Finance International Limited and 49% are owned by Alfa Telecom Turkey Limited. For more information, see “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our company”.
(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on October 6, 2017, it held 5.03% of our publicly held shares. As of March 13, 2018, we do not have further information about the shareholding status of Silchester International Investors LLP.

As of March 13, 2018, Turkcell had 48,576,942 ADRs outstanding held by 51 registered ADR holders. To the best of our knowledge, as of December 31, 2017, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

On January 25, 2013, MV Holding registered 26,021,712.590 shares through the Central Registry Agency. These shares are now classified as publicly held shares of the Company and MV Holding is therefore no longer listed as an ordinary shareholder.

On December 6 and 7, 2016, Sonera Holding B.V. registered 287,632,179.557 shares through the Central Registry Agency. These shares are classified as publicly held shares of the Company. On May 10, 2017 and September 21, 2017, Sonera Holding B.V. disclosed that transaction of selling these shares had been performed and their shares under the free float remained at a nominal value of TRY 1.604. Sonera Holding B.V. is no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2017, see Note 37 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2017, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2017, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S (PwC Turkey) as the independent audit firm to audit our consolidated financial statements for the year 2018. The decision will be submitted to the approval of our shareholders at the next Annual General Assembly Meeting of our Company.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 36 (Commitments and Contingencies) to our Consolidated Financial Statements in this Form 20-F. This includes disputes with the Turkish Treasury, the Ministry of Transport, Maritime Affairs and Communications and ICTA on Treasury Share amounts payable by us; a dispute with the Turkish tax authorities regarding Special Communication Tax, an ICTA investigation on subscription numbers as they relate to the calculation of radio utilization and usage fees, a Competition Board investigation alleging abuse of market position; as well as various other matters.

II. Dividend Policy

The 2016 General Assembly Meeting was held on May 25, 2017 and during the meeting a dividend distribution for the year 2010-2016 was proposed by Turkcell Holding A.S., amounting to TRY 3,000,000,000, which represented approximately 52.6% of distributable net income for the relevant years. This distribution approved to be conducted in three equal installments on June 15, 2017, September 15, 2017 and December 15, 2017 and all installments are paid up as of December 2017.

The 2017 General Assembly will be held on March 29, 2018 and the Board of Directors has proposed a dividend distribution for the year 2017 amounting to TRY 1,239,500,000 which represented approximately 63% of distributable net income for the year 2017. This distribution is proposed to be paid in three equal installments on June 18, 2018, September 17, 2018 and December 17, 2018. The dividend amount is in line with our dividend policy approved during the Ordinary General Assembly Meeting held on March 26, 2015 and without deduction for tax settlements provisioned as disclosed on January 30, 2018.

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

In order to comply with the CMB’s Communiqué on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which was approved by the Ordinary General Assembly held on March 26, 2015:

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

	New York Stock Exchange ($ per ADS)		Borsa Istanbul (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2017	10.20	6.01	15.48	8.44
2016	9.73	5.74	11.22	8.01
2015	12.93	7.55	12.20	8.92
2014	12.99	9.44	11.53	8.43
2013	13.90	10.14	9.97	7.98
Quarterly information for the past two years – 2017
First Quarter	7.81	6.01	11.22	8.44
Second Quarter	7.95	7.06	11.48	10.16
Third Quarter	9.00	7.53	12.53	10.87
Fourth Quarter	10.20	8.22	15.48	11.97
Quarterly information for the past two years – 2016
First Quarter	9.71	7.08	11.22	8.49
Second Quarter	9.73	7.75	10.92	9.04
Third Quarter	8.80	7.20	10.19	8.75
Fourth Quarter	7.41	5.74	9.15	8.01
Monthly information for most recent six months
October 2017	9.31	8.22	13.92	11.97
November 2017	9.48	8.74	14.76	13.44
December 2017	10.20	9.21	15.48	14.46
January 2018	11.13	9.52	16.86	14.16
February 2018	10.40	9.72	15.60	14.61
March 2018 (as of March 13, 2018)	9.74	9.58	14.94	14.75

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 13, 2018, the closing price per ordinary share on the Borsa Istanbul was TRY 14.94 and per ADS on the NYSE was $9.58. The Depositary confirmed that we had 48,146,984 ADRs outstanding as of the close of business on December 31, 2017. We had 48,576,942 ADRs outstanding as of the close of business on March 13, 2018.

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

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on January 30, 2009, at the Extraordinary General Assembly, we are incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Turkish Ministry and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

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

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of EUR250,000 per year and each Board member would receive a net sum of EUR100,000 per year for the period of their service, effective February 25, 2010.

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. The Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 has been convened on March 26, 2015, for the year 2015 has been convened on March 29, 2016, for the year 2016 has been convened on May 25, 2017. The same item was on the agenda for the Annual General Assembly meeting held in 2017 and shareholders have been informed; however there was no proposal on the remuneration and therefore no voting took place. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision which is published in its weekly bulletin on January 27, 2016 according to which it is concluded that providing by non-public affiliates to public parent companies of any guarantees, pledges including mortgages is not conflicting with Article 12.

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

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2017 and 2021, however the amendment of Articles of Association reflecting the capital ceiling was not approved in the General Assembly Meeting held on May 25, 2017. The agenda of the General Assembly Meeting to be held on March 29, 2018 also includes the relevant item in order to determine the capital ceiling for a five-year term between 2018 and 2022. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

In parallel with the new Capital Markets Law, the new Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On February 24, 2015, within the framework of the CMB regulations, our Board has resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2015 as up to 0.2% of our Company’s revenue included in the annual consolidated financial tables relating previous fiscal year announced to the public pursuant to CMB regulations, this abovementioned upper limit is approved by General Assembly of our Company. On January 30, 2017, our Board of Directors has resolved to determine the upper limit for the total amount of donations to be made by our Company within the year 2017 as up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to Capital Markets Board regulations. This limit is approved at the General Assembly of our Company held on May 25, 2017.

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

Legal and actual dematerialization of the share certificates commenced on November 28, 2005. Beginning from November 28, 2005, it is prohibited for companies registered on the BIST to issue new share certificates, in consideration of rights issues or bonus issues. The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies was regulated by the CMB Communiqué Serial VIII, No. 54 on Principles Regarding Public Disclosure of Material Events dated February 2009. The CMB released a new Communiqué on Public Disclosure of Material Events (II-15.1) which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 23, 2014. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they fall below or exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). The CMB has amended the Communiqué No. II-15.1 on February 13, 2018 and require the Central Registry Agency to make a disclosure along with relevant shareholders in case listed companies reach, fall below or exceed the stated shareholding ratios. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 250,000 (TRY 286,000 for 2018), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54. The Company’s internal public disclosure rules and procedures has also been adopted by the Board in accordance with the Communiqué II-15.1 as amended on February 10, 2017.

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

Capital Markets Law No. 6362 is amended on December 5, 2017 with the Omnibus Bill No. 7061 published on the Official Gazette and introduces a legal grounding for crowdfunding. CMB is expected to enact the secondary legislation accordingly.

g. Free Float Definition Rules

While 48.95% of our shares are listed on the stock exchange, the number of our Company’s free floating shares as of March 13, 2018 was 1,074,496,616 according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 48.84%. The difference between these rates results from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

h. Trading Rules

According to the CMB’s latest decision numbered 1/6 dated January 8, 2018 and according with Communiqué II-17.1 on Corporate Governance, public companies whose shares are traded on the BIST Stars Market, BIST Main Market and Collective and Structured Products Market shall be divided into three groups in accordance with their systemic significance considering their market values and the market values of the shares in active circulation. The average of the closing prices in the second session of the last trading days of March, June, September and December and the rates of the shares in active circulation is the basis of the calculation of the market price and the price of the shares in active circulation. In cases where different share groups of the same company are traded on the exchange, all of such groups shall be taken into consideration. This calculation shall be made by the CMB each year in January to determine the groups in which the corporations are included and the list shall be published by the Board Bulletin. In this regard, the numerical thresholds to be used for grouping are set forth below:

(a) First group: Companies whose average market value is above TRY 3 billion and average market value in actual circulation is above TRY 750 million;

(b) Second group: Companies among those excluded from the first group, the average market value of which is above TRY 1 billion and average market value in actual circulation is above TRY 250 million.

(c) Third group: Companies among those excluded from the first and second groups, the shares of which are traded on National Market, Second National Market and Collective Products Market.

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

l. Share Buy-Backs

The new TCC contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions. Accordingly, shares representing up to 10% of the total share capital of the company may be acquired by the company itself. We believe that this would allow both direct and indirect acquisitions. Before the entry into force of the new TCC, the CMB had taken an anticipatory step by enabling listed companies to buy back their own shares. The CMB announced this on August 11, 2011, in its Weekly Bulletin numbered 2011/32, and this announcement describes in detail the procedures and principles which apply to such buy-back transactions.

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

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. We believe that this authorization could be extended to cover indirect share buybacks.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Note 35” (Guarantees and purchase obligations) to our Consolidated Financial Statements in this Form 20-F.

10.D Exchange Controls

Banks in Turkey set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree 32 on the Protection of the Value of the Turkish Currency (“Decree No.32”), most recently amended in 2018, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and nonresident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and nonresidents to buy foreign exchange without limitation and to transfer such foreign exchange abroad without ministerial approval.

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30 day period starting from the date of transfer. Capital transfers outside Turkey of more than $5 million still require approval of the Turkish government. Although we believe it is unlikely that exchange controls will be reintroduced in the near term, any such exchange controls may materially adversely affect our results of operations.

Decree No. 32 has recently been amended to take effect from May 2, 2018 with a view to introduce new restrictions on Turkish corporates to utilize foreign currency loans from Turkey and outside of Turkey. While the new regime continues to maintain existing prohibition on Turkish individuals to utilise foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) to utilise foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilise foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); or, (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilised; and, (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years financials. Otherwise, the exceeding portion of the foreing currency loan must either be cancelled or converted into Turkish Lira.

In regards to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Turkey in order to utilise foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defence industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues. Note that in order for a corporate borrower to benefit from the Activity Exemption summarised in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

Note that further legislation will be issued by the Turkish regulators, which is expected to provide further guidance in the interpretation and implementation of the new foreign exchange regime.

As of December 31, 2017, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency; only onshore non-deliverable forwards are available. For Belarusian Ruble, the regime is managed floating with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown or at any other exchange rate.

As of December 31, 2017, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of their respective countries. The exchange rate regime for the Georgian Lari, the Kazakh Tenge and the Moldovan Leu is floating which means central banks can intervene in the foreign exchange market but does not make any explicit or implicit commitment with respect to an exchange rate target or path. As for the Azerbaijani Manat, the exchange rate regime is managed floating so the central bank stands ready to intervene to smooth out excess volatility and influences the market exchange rate by intervening in the market to maintain the official rate within the prescribed corridor of 2%. Except for the Georgian Lari and the Moldovan Leu, there are no forward markets and the Kazakh Tenge is subject to only NDF markets. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax”, also at 20%, on a quarterly basis. This rate will be applied at 22% for the years 2018, 2019 and 2020.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 34,000 in 2018, TRY 30,000 in 2017 and 2016 and TRY 29,000 in 2015.

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

•	For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 27,000 in 2018, TRY 24,000 in 2017 and 2016, TRY 23,000 in 2015 and TRY 21,000 in 2014, and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,487,397.70 per original in 2013 and TRY 1,545,852.40 per original in 2014, TRY 1,702,138.00 per original in 2015, TRY 1,797,117.30 per original in 2016, TRY 1,865,946.80 per original in 2017 and will be capped at a maximum of TRY 2,135,949.30 per original in 2018.

II. United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of our shares or ADSs;

•	you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	you own our shares or ADSs as capital assets (which generally means for investment purposes);

•	you own directly, indirectly or by attribution less than 10% (by vote or value) of our outstanding share capital or voting stock;

•	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and

•	you are not also a resident of Turkey for Turkish tax purposes.

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

Any dividend paid in Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. Dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into U.S. Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. Dollars generally will be treated as U.S.-source ordinary income or loss. Special rules govern, and elections are available to, accrual method taxpayers to determine the U.S. Dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2017. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, it is possible that we could be classified as a PFIC in the future due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

e. U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other taxable disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 24%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8BEN-E, as applicable) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Azerbaijani Manat and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 33.

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

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 12,536 million, which represents the majority of total indebtedness as of December 31, 2017.

To manage and hedge our foreign exchange risk more effectively, we used currency swaps, participating cross currency swap contracts, currency forward contracts and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. As of December 31, 2017 we had EUR/TRY participating cross currency swap contracts, EUR put and call options, amounting to a total nominal value of EUR 560 million, USD/TRY participating cross currency swap contracts and put and call options amounting to a total nominal value of USD 400 million and also USD/TRY currency forward contracts amounting to a total nominal value of USD 50 million. Additionally, cross currency swap contracts include EUR-TRY interest and currency swap contracts with a nominal value of EUR 43.6 million and USD-TRY interest and currency swap contracts amounting to a nominal value of USD 298.6 million in total. Cross currency swap contracts include EUR-TRY interest and participating cross currency swap contracts with a nominal value of EUR 184.9 million and USD-TRY interest and currency swap contracts amounting to a nominal value of USD 238.4 million in total. Regarding these contracts, TRY 92.4 million accrual of interest expense and TRY 19.7 million accrual of interest income has been reflected to the consolidated financial statements as of December 31, 2017. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have decreased our profit before income tax by TRY 64.4 million for the year ended December 31, 2017. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY and UAH denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we utilize interest rate derivative structures considering the market levels. Turkcell started actively hedging its long term foreign exchange liabilities in 2016. Before hedging transactions, 87% of our debt was foreign currency denominated. Following the hedging, this ratio decreased to 40%. Also, we hold 78% of our TRY 4.7 billion cash & cash equivalents in hard currency.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2017							December 31, 2016
	Effective interest rate	Total carrying amount	2018	2019	2020	2021 thereafter	Fair Value	Effective interest rate	Total carrying amount	2016	2017	2018	2019 thereafter	Fair Value
Fixed rate instruments
Finance lease obligation
USD	28.1%	—	—	—	—	—	—	20.7%	0.1	0.1	—	—	—	0.1
EUR	3.4%	116.8	12.4	11.2	11.5	81.7	116.8	3.4%	48.0	6.5	5.5	5.6	30.4	48.0
TRY	27.6%	5.9	2.1	3.8	—	—	5.9
Secured bank loans
BYN fixed rate loans	11.6%	4.4	1.1	1.8	1.5	—	4.4	11.9%	5.6	2.0	1.7	1.3	0.6	5.6
Unsecured bank loans
TRY fixed rate loans	14.7%	1,620.4	1,605.1	15.3	—	—	1,620.4	12.1%	1,819.9	1,750.0	69.9	—	—	1,819.9
UAH fixed rate loans	13.9%	520.9	520.9	—	—	—	520.9	15.0%	407.2	407.2	—	—	—	407.2
Variable rate instruments
Unsecured bank loans
USD floating rate loans	3.2%	2,880.6	779.0	981.6	1,120.0	—	2,880.6	3.2%	1,984.5	281.6	602.4	566.9	533.6	1,984.5
EUR floating rate loans	2.1%	5,511.6	1,278.2	1,476.3	1,004.3	1,752.8	5,511.6	2.3%	3,593.1	75.0	691.7	807.9	2,018.5	3,593.1
Debt securities issued
USD	5.8%	1,875.5	105.0	99.0	93.3	1,578.2	2,064	5.8%	1,683.7	94.5	89.0	83.9	1,416.3	1,682.2
TRY	—	—	—	—	—	—	—	10.7%	239.0	239.0	—	—	—	239.0
Total	—	12,536.1	4,303.8	2,589.0	2,230.6	3,412.7	12,724.6	—	9,781.1	2,855.9	1,460.2	1,465.6	3,999.4	9,779.6

For contractual cash flows and nominal interest of bank loans, see Note 27 and Note 33 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2017, with all other variables held constant, our profit before income tax decreases by TRY 83.9 million.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2017, the Depositary, as part of its agreement, reimbursed Turkcell $2,728,723 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2017
Investor Relations(1)	$2,728,723

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $65,986. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2017.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2017 through December 31, 2017
Third-party expenses paid directly	$61,266
Fees waived	$4,721

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2017. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“PwC”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c) Attestation Report of the Independent Audit Company.

PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2017. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C Principal Accountant Fees and Services

PwC served as our independent registered public accountant for financial year 2016 ended December 31, 2017 and 2016 and Deloitte served as our independent registered public accountants in Turkey for financial years ended December 31, 2015. Our audited financial statements for the three year period ended December 31, 2017 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on March 29, 2016, and May 25, 2017, PwC was appointed as our independent auditors for our 2016 and 2017 fiscal years respectively.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2017, 2016, and 2015.

	2017	2016	2015
	(Million TRY)
Audit Fees(1)	4.3	3.7	4.6
Audit-Related Fees(2)	—	1.0	0.6
Tax Fees	—	—	0.1
All Other Fees(3)	—	—	—
Total	4.3	4.7	5.3

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of mainly Global Tower IPO audit procedures in 2016 and comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company’s financial statements for previous periods.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year  2017 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 27, 2016, the Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board. The purpose is to protect Turkcell investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY150 million, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs.

Between August 24, 2016 and December 30, 2016, our company bought back its 6,815,563 shares in total and our ratio of shares in company capital have reached to 0.310%. Between November 31, 2016 and December 28, 2016, our Company purchased Eurobonds (XS1298711729) with a total nominal value of USD 18 million (amounting to TRY 57 million) and during 2017, we sold the total notional amount back to the market.

On January 30, 2017, the Company’s Board of Directors has decided to increase the above mentioned fund amount to TRY300 million in order to be utilized for share buy-backs, including American Depositary Receipts (ADRs) being traded at the New York Stock Exchange (NYSE). In 2017, there were no buy-backs and the Company has not utilized this fund.

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

Internal Corporate Governance Mechanisms Revamped:

On January 28, 2016, our board has adopted new charters for the audit, corporate governance, candidate nomination, compensation and early detection of risks committees along with Turkcell Group Anti-Bribery and Anti-Corruption Policy. The same day, our board has also adopted Turkcell’s Internal Directive on the Operations of the Board of Directors.

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

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. However there is a distinction between executive/nonexecutive board members. Our board members are all non-executive members. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that provides for (i) minimum duties, which are to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee.	On June 23, 2004, our Board of Directors established a Corporate Governance Committee. Both Corporate Governance and Candidate Nomination Committees have their written charters which were renewed by the Board of Directors on January 28, 2016, specifying their duties. According to the CMB Principles, only committee chairs are required to be independent as defined by the Principles themselves.
The charter substantially satisfies the minimum requirements of the NYSE corporate governance rules.

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	On December 19, 2012, in conformity with the Capital Markets Board’s Communiqué then in force, our Board decided to establish a Compensation Committee to operate under our Board of Directors. The Board also adopted the Compensation Committee’s Charter which was renewed by the Board on January 28, 2016. The Board approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

Listed companies must have an audit committee that satisfies requirements set forth in Exchange Act Rule 10A-3 and additional requirements, including: (i) a minimum of three members; (ii) independence as defined in NYSE Rule 303A.02; and (iii) a written charter that addresses minimum duties in addition to those required by Exchange Act Rule 10A-3.	Our Audit Committee currently has three members: Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

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

Our audited Consolidated Financial Statements as of December 31, 2017, and for each of the years in the three-year period ended December 31, 2017, are filed as part of this annual report, on pages [F-5 through F-97.]

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

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 22, 2018	By:

/s/ Muhterem Kaan Terzioglu

Muhterem Kaan Terzioglu

Chief Executive Officer

Date: March 22, 2018	By:

/s/ Bulent Aksu

Bulent Aksu

Chief Financial Officer

Deloitte.

DRT Bağımsız Denetim ve
Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Maslak no1 Plaza
Eski Büyükdere Caddesi
Maslak Mahallesi No:1
Maslak, Sarıyer 34485
İstanbul, Türkiye

Tel : +90 (212) 366 6000
Fax : +90 (212) 366 6010
www.deloitte.com.tr

Mersis No: 0291001097600016
Ticari Sicil No : 304099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Turkcell İletişim Hizmetleri A.Ş.
Istanbul, Turkey

We have audited, before the effects of the retrospective adjustments for the discontinued operations as discussed in Note 16 to the consolidated financial statements, the consolidated statements of financial position Turkcell İletişim Hizmetleri A.Ş. (the "Company") and its subsidiaries (together the "Group") as at December 31, 2015, and the related consolidated statements of profit or loss, profit and loss and other comprehensive income, and cash flows for the year ended December 31, 2015 (the 2015 consolidated financial statements before the effects of the retrospective adjustments discussed in Note 16 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2015 consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations as discussed in Note 16 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as at December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations as discussed in Note 16 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

DRT BAĞIMSIZ DENETİM VE SMMM A.Ş.

DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.
Member of **DELOITTE TOUCHE TOHMATSU LIMITED**

Istanbul, Turkey
March 18, 2016

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

© 2018. For information, contact Deloitte Touche Tohmatsu Limited.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED	STATEMENT OF FINANCIAL POSITION

As at 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2017	31 December 2016

Assets

Property, plant and equipment	11	9,665,408	8,195,705
Intangible assets	12	8,340,410	8,235,989
Telecommunication licenses		5,720,398	6,160,536
Computer software		2,346,236	1,838,409
Other intangible assets		273,776	237,044
Investment properties	14	980	46,270
Trade receivables		155,634	235,393
Receivables from financial services	20	1,297,597	909,466
Deferred tax assets	18	96,060	51,255
Held to maturity investments		654
Other non-current assets	17	356,620	575,234

Total non-current assets		19,913,363	18,249,312

Inventories	21	104,102	131,973
Trade receivables and accrued revenue	19	2,848,572	3,289,904
Due from related parties	37	5,299	5,861
Receivables from financial services	20	2,950,523	1,486,906
Derivative financial instruments	32	981,396	390,958
Held to maturity investments		11,338	—
Cash and cash equivalents	23	4,712,333	6,052,352
Other current assets	22	1,160,605	770,135

Subtotal		12,774,168	12,128,089

Assets classified as held for sale	16	1,294,938	1,222,757

Total current assets		14,069,106	13,350,846

Total assets		33,982,469	31,600,158

Equity

Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares	24	(56,313)	(65,607)
Additional paid-in capital		35,026	35,026
Reserves		1,542,679	1,102,896
Remeasurements of employee termination benefit		(44,776)	(41,786)
Retained earnings		11,312,276	12,780,967

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		14,989,161	16,011,765

Non-controlling interests		55,927	56,632

Total equity		15,045,088	16,068,397

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED	STATEMENT OF FINANCIAL POSITION

As at 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2017	31 December 2016

Liabilities

Borrowings	27	8,257,995	6,935,102
Employee benefit obligations	28	197,666	164,553
Provisions	30	197,418	187,541
Deferred tax liabilities	18	651,122	458,160
Other non-current liabilities	26	409,337	427,547

Total non-current liabilities		9,713,538	8,172,903

Borrowings	27	4,278,154	2,846,060
Current tax liabilities		103,105	71,638
Trade and other payables	31	3,696,466	4,101,991
Due to related parties	37	6,980	11,201
Deferred revenue	29	193,831	93,800
Provisions	30	835,199	192,442
Derivative financial instruments	32	110,108	41,726

Total current liabilities		9,223,843	7,358,858

Total liabilities		18,937,381	15,531,761

Total equity and liabilities		33,982,469	31,600,158

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2017	2016	2015
Revenue	5	17,026,401	14,100,863	12,769,415
Revenue from financial services	5	605,663	184,698	—

Total revenue		17,632,064	14,285,561	12,769,415

Cost of revenue	10	(11,073,465)	(9,166,384)	(7,769,483)
Cost of revenue from financial services	10	(276,709)	(70,223)	—

Total cost of revenue		(11,350,174)	(9,236,607)	(7,769,483)

Gross profit		5,952,936	4,934,479	4,999,932
Gross profit from financial services		328,954	114,475	—

Total gross profit		6,281,890	5,048,954	4,999,932

Other income	6	74,438	78,569	44,454
Selling and marketing expenses	10	(2,005,420)	(1,910,947)	(1,901,859)
Administrative expenses	10	(645,196)	(721,849)	(625,279)
Other expenses	6	(773,329)	(312,801)	(270,446)

Operating profit		2,932,383	2,181,926	2,246,802

Finance income	8	1,090,449	1,064,794	756,039
Finance costs	8	(1,413,315)	(1,237,593)	(799,514)

Net finance costs		(322,866)	(172,799)	(43,475)

Profit before income tax		2,609,517	2,009,127	2,203,327

Income tax expense	9	(571,758)	(423,160)	(667,112)

Profit from continuing operations		2,037,759	1,585,967	1,536,215

(Loss)/profit from discontinued operations (attributable to owners of the Company)		—	(42,164)	367,336

Profit for the year		2,037,759	1,543,803	1,903,551

Profit for the year is attributable to:
Owners of the Company		1,979,129	1,492,088	2,067,654
Non-controlling interests		58,630	51,715	(164,103)

Total		2,037,759	1,543,803	1,903,551

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	25	0.90	0.68	0.94
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	25	0.90	0.70	0.77
Basic and diluted earnings/(losses) per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)	25	—	(0.02)	0.17

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	2017	2016	2015
Profit for the year	2,037,759	1,543,803	1,903,551

Other comprehensive (expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	(3,738)	(34,532)	(13,466)
Income tax relating to this item	748	7,066	2,563

	(2,990)	(27,466)	(10,903)

Items that may be reclassified to profit or loss:
Changes in cash flow hedge reserve	—	—	719
Exchange differences on translation of foreign operations	27,959	63,920	166,730
Exchange differences arising from discontinued operations	72,190	154,552	(551,196)
Income tax relating to these items	(107,299)	(87,381)	(5,749)

	(7,150)	131,091	(389,496)

Other comprehensive (loss)/income for the year, net of income tax	(10,140)	103,625	(400,399)

Total comprehensive income for the year	2,027,619	1,647,428	1,503,152

Total comprehensive income for the year is attributable to:
Owners of the Company	1,968,102	1,594,465	1,616,867
Non-controlling interests	59,517	52,963	(113,715)

Total	2,027,619	1,647,428	1,503,152

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	1,903,109	1,496,209	1,798,094
Discontinued operations	64,993	98,256	(181,227)

Total	1,968,102	1,594,465	1,616,867

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserve (*)	Cash flow hedge reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2015	2,200,000	—	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(loss):
Profit for the year	—	—	—	—	—	—	—	—	—	2,067,654	2,067,654	(164,103)	1,903,551
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	(229,173)		(211,430)	—	(440,603)	50,388	(390,215)
Remeasurements of employee termination benefit	—	—	—	—	—	—	—	(10,903)	—	—	(10,903)	—	(10,903)
Change in cash flow hedge reserve	—	—	—	—	—	719	—	—	—	—	719	—	719

Other comprehensive loss for the year, net of income tax	—	—	—	—	—	719	(229,173)	(10,903)	(211,430)	—	(450,787)	50,388	(400,399)

Total comprehensive income for the year	—	—	—	—	—	719	(229,173)	(10,903)	(211,430)	2,067,654	1,616,867	(113,715)	1,503,152

Transfers	—	—	—	—	372,068	—	—	—	—	(372,068)	—	—	—
Dividend paid	—	—	—	—	—	—	—	—	—	(3,925,000)	(3,925,000)	(100,515)	(4,025,515)
Change in fair value of non-controlling interest	—	—	—	—	—	—	498,540	—	—	—	498,540	—	498,540
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	(929,013)	(929,013)	661,093	(267,920)

Balance at 31 December 2015	2,200,000	—	35,026	269	1,211,352	—	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserve (*)	Cash flow hedge reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2016	2,200,000	—	35,026	269	1,211,352	—	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss):
Profit for the year	—	—	—	—	—	—	—	—	—	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	(133,222)	—	263,065	—	129,843	1,248	131,091
Remeasurements of employee termination benefits	—	—	—	—	—	—	—	(27,466)	—	—	(27,466)	—	(27,466)

Other comprehensive income for the year, net of income tax	—	—	—	—	—	—	(133,222)	(27,466)	263,065	—	102,377	1,248	103,625

Total comprehensive income for the year	—	—	—	—	—	—	(133,222)	(27,466)	263,065	1,492,088	1,594,465	52,963	1,647,428

Transfers	—	—	—	—	(16,148)	—	—	—	—	16,148	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(51,416)	(51,416)
Change in fair value of non-controlling interests	—	—	—	—	—	—	128,090	—	—	—	128,090	—	128,090
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(9,000)	(9,000)
Acquisition of treasury shares (-) (Note 24)	—	(65,607)	—	—	—	—	—	—	—	—	(65,607)	—	(65,607)

Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	—	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserve (*)	Cash flow hedge reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	—	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss):
Profit for the year	—	—	—	—	—	—	—	—	—	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	(45,848)	—	37,811	—	(8,037)	887	(7,150)
Remeasurements of employee termination benefits	—	—	—	—	—	—	—	(2,990)	—	—	(2,990)	—	(2,990)

Other comprehensive loss for the year, net of income tax	—	—	—	—	—	—	(45,848)	(2,990)	37,811	—	(11,027)	887	(10,140)

Total comprehensive income for the year	—	—	—	—	—	—	(45,848)	(2,990)	37,811	1,979,129	1,968,102	59,517	2,027,619

Transfers	—	—	—	—	447,820	—	—	—	—	(447,820)	—	—	—
Dividends paid	—	9,294	—	—	—	—	—	—	—	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)

Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088

(*)	Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2017	2016	2015
Cash flows from operating activities:
Profit for the year
Continuing operations		2,037,759	1,585,967	1,536,215
Discontinued operations		—	(42,164)	367,336

Profit for the year including discontinued operations		2,037,759	1,543,803	1,903,551

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	1,501,579	1,281,539	1,118,499
Amortization of intangible assets	12	1,095,401	921,812	549,251
Net finance income		165,387	(117,598)	(515,040)
Fair value adjustments to derivatives		(562,562)	(383,452)	—
Income tax expense	9	571,758	423,160	667,112
Gain on sale of property, plant and equipment		(33,837)	(25,010)	(13,141)
Unrealized foreign exchange losses on operating assets		966,340	545,287	579,372
Provisions		980,040	197,543	196,588
Share of losses/(profits) of discontinued operations		—	42,164	(367,336)
Deferred revenue	29	131,486	(20,350)	8,095

Change in operating assets/liabilities		6,853,351	4,408,898	4,126,951
Change in trade receivables	19	613,404	1,197,053	(821,208)
Change in due from related parties	37	1,107	7,514	3,907
Change in receivables from financial services	20	(1,931,538)	(2,396,372)	—
Change in inventories	21	27,871	(62,090)	(4,526)
Change in other current assets	22	(198,268)	643,444	(771,583)
Change in other non-current assets	17	15,012	78,770	(70,030)
Change in due to related parties	37	(4,099)	4,302	(20,530)
Change in trade and other payables	31	(507,043)	(2,733,901)	348,472
Change in other non-current liabilities	26	(82,018)	(14,477)	(14,088)
Change in employee benefit obligations	28	(18,627)	15,151	5,125
Changes in other working capital		(265,518)	29,286	23,423

Cash generated from operations		4,503,634	1,177,578	2,805,913

Interest paid		(909,881)	(434,521)	(153,529)
Income tax paid		(492,487)	(135,920)	(751,078)

Net cash inflow from operating activities		3,101,266	607,137	1,901,306

Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(2,937,195)	(2,572,401)	(2,135,358)
Acquisition of intangible assets	12	(1,172,847)	(855,097)	(2,461,612)
Proceeds from sale of property, plant and equipment		58,740	49,639	24,192
Proceeds from currency option contracts		—	—	1,070
Proceeds from advances given for acquisition of property, plant and equipment		205,580	(209,686)	228,070
Proceeds from financial assets		—	—	19,350
Payments for held to maturity investment		(11,992)	—	—
Interest received		553,066	610,837	761,328

Net cash outflow from investing activities		(3,304,648)	(2,976,708)	(3,562,960)

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2017	2016	2015

Cash flows from financing activities:
Acquisition of non-controlling interest		—	—	(267,920)
Capital decrease in subsidiaries		—	(9,000)	—
Proceeds from issues of loans and borrowings		24,102,643	9,381,318	4,866,381
Proceeds from issues of bonds		209,808	167,500	1,439,862
Repayment of borrowings		(22,265,088)	(4,932,768)	(6,551,001)
Repayment of bonds		(379,660)	—	—
Dividends paid to shareholders		(2,990,706)	—	(3,925,000)
Dividends paid to non-controlling interest in subsidiaries		(60,222)	(51,416)	(100,515)
Acquisition of treasury shares		—	(65,607)	—
(Increase)/decrease in cash collateral related to loans		(183,518)	349,004	(349,243)

Net cash (outflow)/inflow from financing activities		(1,566,743)	4,839,031	(4,887,436)

Net (decrease)/increase in cash and cash equivalents		(1,770,125)	2,469,460	(6,549,090)

Cash and cash equivalents at 1 January		6,052,352	2,918,796	9,031,881

Effects of exchange rate changes on cash and cash equivalents		430,106	664,096	436,005

Cash and cash equivalents at 31 December	23	4,712,333	6,052,352	2,918,796

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G licence, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy namely ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 12.

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

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 December 2017. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria in 2013. All members shall serve as members until new members are elected by the general assembly or until the CMB announces a new resolution. After appointment of board members by the CMB, Turkcell board is comprised of 7 non-executive board members who satisfy the independence criteria and of which 3 are independent board members.

The consolidated financial statements of the Company as at and for the year ended 31 December 2017 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 38. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Turkcell İetişim Hizmetleri A.Ş. and its subsidiaries and the Group’s interest in an associate.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2016 were authorized for issue by the Board of Directors on 15 February 2017.

The consolidated financial statements as at and for the year ended 31 December 2017 were authorized for issue by the Board of Directors on 15 February 2018.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments

-	Consideration payable in relation to the acquisition of Belarusian Telecom

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences are recognized in profit or loss, except for translation differences on available-for-sale financial assets, which are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences that are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(c)	Functional and presentation currency (continued)

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. Actual results may differ from these estimates.

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

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes older.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Belarusian Telecom has 10 years of special GSM and UMTS services licenses acquired on 26 August 2008. In addition, the license period has been committed and signed for an additional 10 years for an insignificant fee. The amortization on the consolidated financial statements has been recognized on the assumption that the duration of the license would be extended.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customer and costs with suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 36, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with IAS 36 “Impairment of Assets”. Additionally, the carrying amounts of Group’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated based on fair value less cost of disposal calculations. These calculations require the use of estimates as discussed in Note 13.

As at 31 December 2014, the Group has impaired its assets in Crimea region amounting to TL 19,897. As at 31 December 2017, the Group has impaired its assets in Luhansk and Donetsk regions amounting to TL 10,872.

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

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings, the subscriber’s purchasing power, liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As at 31 December 2017, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances and the achievability of the financials projections used in the impairment assessments.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group can engage third party qualified valuers to perform the valuation, if necessary. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 33.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the below factors:

-	the Company is not primary obligor for the sale of handset,

-	the Company does not have control over the sale prices of handsets,

-	the Company has no inventory risk,

-	the Company has no responsibility on technical compability of equipment delivered to customers

-	the responsibility after sale belongs to the distributor and

-	the Company does not make any modification on the equipment.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(af), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

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

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared consistent with prior periods.

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	the fair value of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

•	the fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(i)	Business combinations (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.canc Contingent consideration classified as equity is not subject to remeasurement. Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Non -controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(ii)	Subsidiaries (continued)

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman sold second financial loans amounting to TL 89,607 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 22 August 2017. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company. The Group’s ownership interest in lifecell was increased to 100% in 2015 and the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 was recognized in equity under retained earnings.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(vi)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(vi)	Put option over shares relating to non-controlling interests (continued)

the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

(vii)	Investments in associates

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in (Note 15). The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

(i)	Classification

The Group classifies its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(i)	Classification (continued)

•	held-to-maturity investments, and

•	available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period. See Note 33 for details about each type of financial asset.

(ii)	Reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

(iii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

(iv)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized as follows:

•	for ‘financial assets at fair value through profit or loss’ – in profit or loss

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(iv)	Measurement (continued)

•	for available-for-sale financial assets that are monetary securities denominated in a foreign currency – translation differences related to changes in the amortized cost of the security are recognized in profit or loss and other changes in the carrying amount are recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale – in other comprehensive income

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.

Details on how the fair value of financial instruments is determined are disclosed in Note 33.

(iv)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in profit or loss.

Impairment testing of trade receivables is described in Note 33.

If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognised in profit or loss are not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through profit or loss.

(v)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(v)	Derecognition of financial assets (continued)

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

(vi)	Income recognition

Interest income is recognised using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Dividends are recognised as revenue when the right to receive payment is established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.

(vii)	Derivative financial instruments

Forward foreign exchange, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and option transaction fair values are calculated with market levels of interest rates and Central Bank of Republic of Turkey (CBRT) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be value of discounted future value of difference between contract price level and forward value of CBRT exchange rate with risk fee rates for the period. Interest rate and currency swaps will be valued with the difference of discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

(viii)	Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforcable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(k)	Trade receivables (continued)

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 33 for a description of the Group’s impairment policies.

(l)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. There are recognized included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The property, plant and equipment acquired under finance leases is

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(l)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.

Land is not depreciated.

The estimated useful lives are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

(m)	Intangible assets

(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(ii)	Computer software (continued)

Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognised as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use

•	management intends to complete the software and use or sell it

•	there is an ability to use or sell the software

•	it can be demonstrated how the software will generate probable future economic benefits

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset’s useful economic life. IRUs are amortized over the shorter of the underlying asset’s useful economic life and the contract term.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Amortization

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Transmission line software	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(n)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

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

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property                                                                                 25 – 45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(o)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2017 and 2016, inventories mainly consisted of mobile phones, sim-cards, and other devices.

(p)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization which are tested annually for impairment and reviewed at each reporting date and if triggering events occur, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(r)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as trade and other payables in the statement of financial position.

(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 6,000 as at 31 December 2017, per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services acquired and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

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

(t)	Revenue

Revenue is recognized at the fair value of the consideration received or receivable, net of returns, trade allowances and rebates. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. Revenue from telecommunication services are recognized at the time services are rendered.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services. Deferred revenue is recorded under current liabilities.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. Total arrangement consideration relating to a bundled contract is allocated to different units of accounting if:

•	each element in the arrangement has standalone value to the customer; and

•	fair value of each element can be measured reliably.

The arrangement consideration is allocated to each element based upon their relative fair values. If an element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue allocated to products where the Group acts as principal is recognized when significant risks and rewards of ownership are transferred to the buyer, collection is probable, associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the products and the amount of revenue can be measured reliably.

Revenue from device sales is recognized when the device is delivered to the end customer and significant risks and rewards of ownership are transferred. For device sales made to intermediaries, revenue is recognized if significant risks and rewards of ownership associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If significant risks and rewards of ownership are not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Company. In certain campaigns, dealers make the handset sale to the subscribers instalments of which will be collected by the Company based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sale to the distributor and the distributor assigns its receivables to the Company.

The Company pays the distributor net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Company collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions as the Company does not act as principal for the sale of handset.

Starting from 2014, the subscribers has an option to buy handsets using bank loans instalments of which are collected by the Company on behalf of the bank. The Company does not bear any credit risk in these transactions. Since the Company collects receivables during the contract period and acts as agent for the sale of handset, the Company does not recognize any revenue for the handset in these transactions.

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

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

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included telecommunication services revenues.

Revenues from betting business mainly comprise of net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.

Azerinteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

Azerinteltek has been authorized for the Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.

SIM card sales are recognized upon delivery to distributors, net of returns, discounts and rebates. SIM card costs are also recognized upon sale of the SIM card to the distributors. SIM card sales are included telecommunication services revenues.

Call center revenues are recognized at the time services are rendered.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows.

The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services     will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together. As of 31 December 2017, the Company has recognized TL 257,866 revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(u)	Leases

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

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognized as income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.

(v)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(w)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(x)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(x)	Income taxes (continued)

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

(y)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(z)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•	it is probable that the amount of the capitalized costs will be recovered through revenue generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(aa)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(ab)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, and so the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale. The associate or joint venture is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ac)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

(ad)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(ae)	Subsequent events

Events after the reporting date; Includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the financial statements in the consolidated financial statements.

(af)	New standards and interpretations

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 31 December 2017

-	Amendments to IAS 7, ‘Statement of cash flows’; on disclosure initiative effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-	Amendments IAS 12, ‘Income Taxes’; effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-	Annual improvements 2014-2016, effective from annual periods beginning on or after 1 January 2017:

•	IFRS 12, ‘Disclosure of interests in other entities’; regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017. This amendment clarifies that the disclosures requirement of IFRS 12 are applicable to interest in entities classified as held for sale except for summarized financial information.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective on or after 1 January 2018

-	IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-	IFRS 15, ‘Revenue from contracts with customers’; effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

-	Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

-	Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach. The Group does not expect material impact on its financial statements.

The	amended standard will:

-	give all companies that issue insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and

-	give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

-	Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence. The Group does not expect material impact on its financial statements.

-	Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The Group does not expect material impact on its financial statements.

-	Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•	IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,

•	IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective on or after 1 January 2018 (continued)

-	IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice. The Group does not expect material impact on its financial statements.

iii)	Standards, amendments and interpretations effective on or after 1 January 2019

-	Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-	Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-	IFRS 16, ‘Leases’; effective from annual periods beginning on or after 1 January 2019, this standard replaces the current guidance in IAS 17 and is a far reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right of use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group evaluates impacts of the new standard on consolidated financial statements.

-	IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. The Group assesses of impact on an ongoing basis.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations

The adoption of new or amended standards and interpretations that are effective for the financial year beginning on January 1, 2018, did not have a material impact on the Group’s consolidated financial statements. The following new IFRS standards will, based on the Company analysis, be of significance to the Group, but have not yet been early adopted:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at January 1, 2018, to retained earnings and not restate prior years. During 2017, the Group performed a detailed assessment of IFRS 15.

The Group is mainly in the business of providing telecommunication services. The goods and services are sold both on their own in separate identified contracts with customers and together as a bundled package of goods and/or services.

Sale of goods

For contracts with customers and intermediaries in which the sale of device or equipment is generally expected to be a performance obligation, adoption of IFRS 15 is not expected to have significant impact on the Group’s revenue and profit or loss because sale of goods were already recognised as a distinct performance obligation at fair value under current accounting treatment.

The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Rendering of services

The Group mainly provides telecommunication services. Services are generally bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream or discount. The Company’s current accounting treatment in allocating total consideration to the performance obligations is inline with the requirements of IFRS 15. The Group do not expect IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements.

Contract costs

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. The Group expect IFRS 15 to significantly change the timing of costs recognized under these arrangements resulting in a significant cumulative adjustment to increase retained earnings will be made.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations (continued)

Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant.

IFRS 9 Financial instruments

The last version of IFRS 9, issued in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. It also carries forward the guidance on recognition, classification, measurement and derecognition of financial instruments from IAS 39 to IFRS 9. The last version of IFRS 9 includes a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements and also includes guidance issued in previous versions of IFRS 9. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018.

Classification and measurement – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI and FVTPL. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

The new classification requirements would have had a impact on its accounting for consumer financing loans, trade receivables, investments in debt securities, cash and cash equivalents and other financial assets. Since Turkcell Finansman A.S. may sale and derecognizes some portion of its loans depending on the management assessment, the related portion may be assessed in “hold and sell” business model and may require fair value measurement.

Impairment – Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.

Under IFRS 9, loss allowances will be measured on either the following bases.

•	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12 month ECL measurement applies if it has not.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(af)	New standards and interpretations (continued)

iv)	Status of adoption of significant new or amended IFRS standards or interpretations (continued)

IFRS 9 Financial instruments (continued)

An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However lifetime ECL measurement (simplified approach) always apply for trade receivables and contract assets without a significant financing component. The Group will apply lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which will apply both 12 month and lifetime ECL (general approach) since it is a financing company.

Transition

The Group will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as at 1 January 2018.

Based on its assessment, The Group does not expect material impact on its financial statements.

3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management is carried out by a central treasury department (“Group Treasury) under policies approved by the Audit Committee. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group’s operating units. The Audit Committee provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. In addition, Risk Early Detection Committee was established in accordance with the New Turkish Commercial Code effective from 1 July 2012.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, held-to-maturity investments, derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 33).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Credit risk (continued)

This allowance comprise of the general provision which is determined based on the age of the balances and historical collection trends.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are executed with local and international counterparties with whom the Group has signed international agreements and which have sound credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2017, guarantees of TL 3,720,954 were outstanding (31 December 2016: TL 1,409,749).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held deposits at call of TL 603,553 (2016: TL 569,826) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 33) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD and EUR. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currency in order to manage foreign exchange risk. In additional, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Market risk (continued)

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives.

The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 33) and to that extent are also exposed to the risk of future changes in market interest rates.

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy – Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited and Fintur. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman, Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) and Paycell LLC (“Paycell”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total segment revenue	15,450,136	12,787,592	1,067,078	874,692	1,187,454	661,923	(72,604)	(38,646)	17,632,064	14,285,561
Inter-segment revenue	(31,690)	(19,680)	(40,897)	(18,964)	(17)	(2)	72,604	38,646	—	—
Revenues from external customers	15,418,446	12,767,912	1,026,181	855,728	1,187,437	661,921	—	—	17,632,064	14,285,561
Adjusted EBITDA	5,593,837	4,160,861	263,962	235,348	374,314	222,849	(3,859)	451	6,228,254	4,619,509
Bad debt expense	49,468	(195,472)	(6,070)	(5,956)	(79,676)	(9,956)	—	—	(36,278)	(211,384)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total segment revenue	12,787,592	11,480,890	874,692	856,147	661,923	458,563	(38,646)	(26,185)	14,285,561	12,769,415
Inter-segment revenue	(19,680)	(14,608)	(18,964)	(11,731)	(2)	154	38,646	26,185	—	—
Revenues from external customers	12,767,912	11,466,282	855,728	844,416	661,921	458,717	—	—	14,285,561	12,769,415
Adjusted EBITDA	4,160,861	3,759,590	235,348	245,959	222,849	134,484	451	511	4,619,509	4,140,544
Bad debt expense	(195,472)	(187,963)	(5,956)	(8,292)	(9,956)	(333)	—	—	(211,384)	(196,588)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2017	2016	2015

Profit for the period	2,037,759	1,543,803	1,903,551

Add(Subtract):

Profit/(loss) from discontinued operations	—	42,164	(367,336)

Profit from continuing operations	2,037,759	1,585,967	1,536,215
Income tax expense	571,758	423,160	667,112
Finance income	(1,090,449)	(1,064,794)	(756,039)
Finance costs	1,413,315	1,237,593	799,514
Other income	(74,438)	(78,569)	(44,454)
Other expenses	773,329	312,801	270,446
Depreciation and amortization	2,596,980	2,203,351	1,667,750

Consolidated adjusted EBITDA	6,228,254	4,619,509	4,140,544

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2017	2016	2015
Revenues
Turkey	16,431,863	13,321,503	11,779,345
Ukraine	664,643	573,951	571,630
Belarus	209,884	149,005	141,219
Azerbaijan	174,021	108,329	145,654
Turkish Republic of Northern Cyprus	148,637	129,785	125,668
Germany	3,016	2,988	5,899

	17,632,064	14,285,561	12,769,415

Non-current assets	31 December 2017	31 December 2016
Turkey	18,098,228	16,548,162
Ukraine	1,408,783	1,211,789
Turkish Republic of Northern Cyprus	141,802	117,243
Belarus	138,371	291,498
Azerbaijan	13,663	13,563
Unallocated non-current assets	112,516	67,057

	19,913,363	18,249,312

5.	Revenue

	2017	2016	2015
Telecommunication services	15,115,816	12,883,974	11,972,443
Equipment revenues	1,159,500	624,352	254,582
Revenue from financial services	605,663	184,698	—
Revenue and commission fees on betting business	355,907	284,496	277,525
Call center revenues	232,679	198,564	187,840
Other	162,499	109,477	77,025

	17,632,064	14,285,561	12,769,415

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Other income and expense

Other income amounted to TL 74,438, TL 78,569 and TL 44,454 for the years ended 31 December 2017, 2016 and 2015, respectively.

Other expenses amounted to TL 773,329, TL 312,801 and TL 270,446 for years ended 31 December 2017, 2016 and 2015, respectively.

Other income for the years ended 31 December 2017, 2016 and 2015 mainly consist of gain on sale of fixed assets and reversal of legal provisions (Note 36).

Other expenses for the year ended 31 December 2017 and 2016 mainly consist of donations and litigation expenses (Note 36).

Other expenses for the year ended 31 December 2015 mainly consist of expenses for termination of commercial agreements and litigation expenses.

7.	Employee benefit expenses

	2017	2016	2015
Wages and salaries (*)	1,746,147	1,450,262	1,317,655
Employee termination benefits (**)	32,862	32,977	30,593
Defined contribution plans	8,107	7,722	8,364

	1,787,116	1,490,961	1,356,612

(*)	Wages and salaries include compulsory social security contributions and bonuses.
(**)	Remeasurements of employee termination benefits for the years ended 31 December 2017, 2016 and 2015 amounting to TL 3,738, TL 34,532 and TL 13,466 respectively are reflected in other comprehensive income.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2017	2016	2015
Fair value gains on derivative financial instruments	589,555	385,560	1,070
Interest income on bank deposits	278,599	158,206	303,221
Interest income on financial assets measured at amortized cost	185,004	445,943	436,024
Credit finance income	36,186	74,522	13,865
Other	1,105	563	1,859

Finance income	1,090,449	1,064,794	756,039

Net foreign exchange losses	(718,501)	(782,463)	(489,320)
Interest expenses for financial liabilities measured at amortized cost	(385,386)	(343,290)	(224,724)
Interest expenses for derivative financial instruments	(244,841)	(93,038)	—
Late payment interest expense	(29,115)	—	(68,083)
Option premium charges	(27,172)	(10,114)	(2,290)
Other	(8,300)	(8,688)	(15,097)

Finance costs	(1,413,315)	(1,237,593)	(799,514)

Net finance costs	(322,866)	(172,799)	(43,475)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Finance income and costs (continued)

Finance incomes for the years ended 31 December 2017, 2016 and 2015 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments and interest income on bank deposits.

Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 920,862 and TL 113,081 as of 31 December 2017.

Finance costs for year ended 31 December 2016 and 2015 is mainly attributable to the financing costs of borrowings, 4.5G license fees payable, foreign exchange losses of Belarusian Telecom operating in Belarus and foreign exchange losses of lifecell operating in Ukraine. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

9.	Income tax expense

	2017	2016	2015
Current income tax expense	(437,967)	(200,663)	(591,297)
Deferred income tax expense	(133,791)	(222,497)	(75,815)

Total income tax expense	(571,758)	(423,160)	(667,112)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income
2017	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)

	96,411	(106,551)	(10,140)

2016
Foreign currency translation differences	218,472	(87,381)	131,091
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)

	183,940	(80,315)	103,625

2015
Foreign currency translation differences	(384,466)	(5,749)	(390,215)
Changes in cash flow hedge reserve	719	—	719
Remeasurements of employee termination benefits	(13,466)	2,563	(10,903)

	(397,213)	(3,186)	(400,399)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2017	2016	2015
Profit from continuing operations before income tax expense	2,609,517	2,009,127	2,203,327
Profit from discontinued operations before income tax expense	—	(42,164)	367,336

Profit before income tax expense	2,609,517	1,966,963	2,570,663

Tax at the Turkey’s tax rate	(521,903)	(393,393)	(514,133)
Difference in overseas tax rates	4,133	(15,935)	(52,688)
Effect of exemptions (*)	73,916	104,244	62,163
Effect of amounts which are not deductible	(102,102)	(78,571)	(16,104)
Utilization of previously unrecognized tax losses	—	1,253	22,863
Change in unrecognized deferred tax assets (**)	(41,340)	(30,616)	(198,364)
Adjustments for current tax of prior years	11,280	(8,176)	—
Tax effect of investment in associate	—	—	32,926
Other	4,258	(1,966)	(3,775)

Total income tax expense	(571,758)	(423,160)	(667,112)

(*)	Mainly comprises of research and development tax credit.
(**)	Mainly comprises of tax losses for which no deferred tax asset has been recognized.

As of 31 December 2017, the Turkish entities within the Group are subject to corporate tax at the Turkey’s tax rate of 20%. On December 5, 2017, Turkey’s Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws, which was adopted on November 28, 2017, was published in the Official Gazette. The Law increases the corporate tax rate under the Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of until the 25th day of the forth month following the close of the accounting year to which they relate. Corporate tax payment is made until the end of the month in which the tax return is filed. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

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

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations against Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

for dividend payments made to abroad, in case it is stated in a double tax treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the profits arising from sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% part of the profits arising from the sale of the immovable properties that are included in assets of the corporations for two years are exempted from corporate tax. The exemption rate is 75% before this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account in balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2017, 2016 and 2015 is as follows:

Cost of revenue:

	2017	2016	2015
Depreciation and amortization (*)	(2,596,980)	(2,203,351)	(1,667,750)
Treasury share	(1,669,807)	(1,491,503)	(1,418,683)
Interconnection and termination expenses	(1,607,079)	(1,420,233)	(1,326,990)
Radio expenses	(1,123,668)	(1,057,618)	(911,454)
Employee benefit expenses	(1,046,544)	(859,143)	(734,725)
Cost of goods sold	(870,226)	(551,656)	(250,779)
Cost of revenue from financial services	(270,366)	(68,546)	—
Universal service fund	(221,431)	(192,045)	(182,508)
Transmission expenses	(218,221)	(139,185)	(113,574)
Roaming expenses	(177,258)	(128,429)	(108,102)
Billing and archiving expenses	(55,185)	(61,647)	(55,056)
Others	(1,493,409)	(1,063,251)	(999,862)

	(11,350,174)	(9,236,607)	(7,769,483)

(*)	As at 31 December 2017, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 6,343 (31 December 2016: 1.677 TL).

Selling and marketing expenses:

	2017	2016	2015
Selling expenses	(898,936)	(757,869)	(783,234)
Marketing expenses	(532,989)	(518,382)	(428,596)
Employee benefit expenses	(394,421)	(354,380)	(381,582)
Frequency usage fees related to prepaid subscribers	(82,994)	(186,530)	(191,408)
Others	(96,080)	(93,786)	(117,039)

	(2,005,420)	(1,910,947)	(1,901,859)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2017	2016	2015
Employee benefit expenses	(346,151)	(277,438)	(240,305)
Consultancy expenses	(50,247)	(54,315)	(43,995)
Rent expenses	(36,280)	(30,314)	(23,924)
Net impairment expense recognized on receivables	(36,278)	(211,384)	(196,588)
Travel and entertainment expenses	(30,957)	(18,913)	(13,484)
Maintenance and repair expenses	(24,342)	(20,315)	(23,424)
Collection expenses	(20,415)	(20,827)	(17,533)
Other	(100,526)	(88,343)	(66,026)

	(645,196)	(721,849)	(625,279)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from investment property	Balance as at 31 December 2017
Network infrastructure (All operational)	13,897,308	574,301	(1,009,922)	1,907,022	—	111,419	—	15,480,128
Land and buildings	519,702	162,206	(1,340)	39,130	—	1,766	64,594	786,058
Equipment, fixtures and fittings	617,732	117,087	(10,854)	2,209	—	2,028	—	728,202
Motor vehicles	34,136	4,415	(1,719)	—	—	384	—	37,216
Leasehold improvements	311,761	7,400	(5,041)	486	—	261	—	314,867
Construction in progress	566,523	2,063,329	—	(1,949,000)	(14,535)	5,977	—	672,294

Total	15,947,162	2,928,738	(1,028,876)	(153)	(14,535)	121,835	64,594	18,018,765

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	1,353,419	(990,719)	—	23,589	96,690	—	7,326,559
Land and buildings	159,351	26,295	(221)	—	1,482	645	22,366	209,918
Equipment, fixtures and fittings	497,606	48,393	(8,202)	—	115	1,915	—	539,827
Motor vehicles	30,252	2,276	(1,642)	—	—	420	—	31,306
Leasehold improvements	220,668	29,138	(4,417)	—	—	358	—	245,747

Total	7,751,457	1,459,521	(1,005,201)	—	25,186	100,028	22,366	8,353,357

Net book amount	8,195,705	1,469,217	(23,675)	(153)	(39,721)	21,807	42,228	9,665,408

Depreciation expenses for the years ended 31 December 2017, 2016 and 2015 amounting to TL 1,499,242, TL 1,278,009 and TL 1,112,039, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2017, 2016 and 2015 are TL 39,721, TL 43,198 and TL 18,567, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 10.0%, 9.9% and 9.7%, TL 66,513 and TL 76,899 and TL 75,315 for the years ended 31 December 2017, 2016 and 2015 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

The network infrastructure mainly consists of mobile and fixed network infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2016
Network infrastructure (all operational)	11,302,326	615,041	(518,827)	2,312,011	—	186,757	13,897,308
Land and buildings	389,366	26,603	(32)	102,311	—	1,454	519,702
Equipment, fixtures and fittings	586,463	37,545	(19,291)	10,079	—	2,936	617,732
Motor vehicles	33,676	2,710	(2,946)	71	—	625	34,136
Leasehold improvements	306,176	5,663	(374)	—	—	296	311,761
Construction in progress	1,005,358	1,979,449	(454)	(2,426,303)	—	8,473	566,523

Total	13,623,365	2,667,011	(541,924)	(1,831)	—	200,541	15,947,162

Accumulated depreciation
Network infrastructure (all operational)	5,976,699	1,139,343	(501,719)	—	42,682	186,575	6,843,580
Buildings	140,627	17,395	—	—	488	841	159,351
Equipment, fixtures and fittings	462,618	47,001	(15,229)	—	28	3,188	497,606
Motor vehicles	29,704	2,723	(2,926)	—	—	751	30,252
Leasehold improvements	192,223	28,349	(374)	—	—	470	220,668

Total	6,801,871	1,234,811	(520,248)	—	43,198	191,825	7,751,457

Net book amount	6,821,494	1,432,200	(21,676)	(1,831)	(43,198)	8,716	8,195,705

Leased assets

The Group leases equipment and intangible assets under a number of finance lease agreements. As of 31 December 2017, The Group did not acquire any property, plant and equipment and intangibles assets without cash outflows through beneficial price option to purchase the equipment and intangible assets (31 December 2016: 36,322 TL).

As at 31 December 2017, net book amount of fixed assets acquired under finance leases amounted to TL 170,249 (31 December 2016: TL 89,425).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell - 2G License

On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 241,407 at 31 December 2017 (31 December 2016: TL 287,390) and it is amortized over 25 years.

Turkcell - 3G License

On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 436,014 at 31 December 2017 (31 December 2016: TL 474,486) and it is amortized over 25 years.

Turkcell - 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the Information Technologies and Communication Authority and the Company was granted a total frequency band of 172.4M Hz for 13 years for a consideration of EUR 1,623,460 (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators commenced service delivery for 4.5G from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

Tender price amounting to EUR 1,623,460 (excluding VAT) was paid semi-annually by four equal installments total of which amounted to EUR 1,655,290 including interest and excluding VAT of 18%.

As at 31 December 2017, there is no payable related to the 4.5G license (31 December 2016: TL 1,522,615 in current liabilities).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2017
Telecommunication licenses	8,039,431	10,154	—	69,945	—	20,098	8,139,628
Computer software	6,076,405	470,457	(8,624)	569,153	—	9,725	7,117,116
Transmission line software	71,602	218	—	—	—	—	71,820
Central betting system operating right	11,981	—	—	—	—	—	11,981
Indefeasible right of usage	46,017	66,539	—	—	—	—	112,556
Brand name	7,040	—	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Other	38,321	5,016	—	(588)	—	—	42,749
Construction in progress	142,875	620,463	—	(638,357)	—	2,656	127,637

Total	14,482,018	1,172,847	(8,624)	153	—	32,479	15,678,873

Accumulated amortization
Telecommunication licenses	1,878,895	537,162	—	—	—	3,173	2,419,230
Computer software	4,237,996	537,805	(8,120)	—	1,219	1,980	4,770,880
Transmission line software	58,203	3,498	—	—	767	—	62,468
Central betting system operating right	10,588	903	—	—	—	—	11,491
Indefeasible right of usage	18,785	4,489	—	—	—	—	23,274
Brand name	5,808	704	—	—	—	—	6,512
Customer base	11,286	488	—	—	—	—	11,774
Other	24,468	8,366	—	—	—	—	32,834

Total	6,246,029	1,093,415	(8,120)	—	1,986	5,153	7,338,463

Net book amount	8,235,989	79,432	(504)	153	(1,986)	27,326	8,340,410

Amortization expenses for the years ended 31 December 2017, 2016 and 2015 amounting to TL 1,095,401, TL 921,812 and TL 549,251, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the years ended 31 December 2017, 2016 and 2015 are TL 1,986, TL 3,181 and nil respectively and are recognized in amortization expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 124,504 for the year ended 31 December 2017 (31 December 2016: TL 126,916).

The amortization expenses related to capitalized software development costs for the years ended 31 December 2017, 2016 and 2015 amounting to TL 37,532, TL 30,148 and TL 28,560, respectively are recognized in cost of revenue.

Cost	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2016

Telecommunication licenses	3,950,729	34,494	(4)	4,021,090	—	33,122	8,039,431
Computer software	5,342,056	329,836	(6,444)	390,248	—	20,709	6,076,405
Transmission line software	71,506	96	—	—	—	—	71,602
Central betting system operating right	11,907	—	—	74	—	—	11,981
Indefeasible right of usage	42,132	3,885	—	—	—	—	46,017
Brand name	7,040	—	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Other	29,713	8,607	(184)	185	—	—	38,321
4.5G license not yet available for use	3,984,954	33,316	—	(4,018,270)	—	—	—
Construction in progress	52,597	478,179	—	(391,496)	—	3,595	142,875

Total	13,540,980	888,413	(6,632)	1,831	—	57,426	14,482,018

Accumulated amortization
Telecommunication licenses	1,429,944	445,069	(4)	—	—	3,886	1,878,895
Computer software	3,771,710	454,111	(2,972)	—	—	15,147	4,237,996
Transmission line software	52,058	3,615	—	—	2,530	—	58,203
Central betting system operating right	9,663	925	—	—	—	—	10,588
Indefeasible right of usage	15,446	3,339	—	—	—	—	18,785
Brand name	5,104	704	—	—	—	—	5,808
Customer base	10,111	1,175	—	—	—	—	11,286
Other	14,307	9,693	(183)	—	651	—	24,468

Total	5,308,343	918,631	(3,159)	—	3,181	19,033	6,246,029

Net book amount	8,232,637	(30,218)	(3,473)	1,831	(3,181)	38,393	8,235,989

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. Ukraine and Belarus CGUs were tested for impairment at 31 December 2017. None of these CGUs contains goodwill or an intangible asset with an indefinite useful life.

lifecell

At 31 December 2017, impairment of Ukraine CGU was tested using the assumption that lifecell was the CGU.

The recoverable amount of lifecell is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a six-year period. Cash flows beyond the six-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2016: +0.5%/-0.5%). The assumptions used in recoverable amount calculations of lifecell were:

A post-tax WACC rate of 26.5% for the period from 2018 to 2022, a post-tax WACC rate of 25.9% for the period after 2022 and a terminal growth rate of 6.0% were used to extrapolate cash flows beyond the 6-year forecasts period based on the business plans.

A post-tax WACC rate of 28.7% for the period from 2017 to 2021, a post-tax WACC rate of 27.9% for the period after 2021 and a terminal growth rate of 6.0% were used to extrapolate cash flows beyond the 5-year forecasts period based on the business plans. The pre-tax rate for disclosure purposes was 30.0%.

As the recoverable amount of lifecell was higher than its carrying amount, no impairment charge was recognized.

Belarusian Telecom

The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was impaired at 31 December 2011. The cumulative impairment loss recognized in the statement of profit or loss is TL 228,774.

At 31 December 2017, impairment of Belarus CGU was tested using the assumption that Belarusian Telecom was the CGU.

The recoverable amount of Belarusian Telecom is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2016: +0.5%/-0.5%). The assumptions used in recoverable amount calculations of Belarusian Telecom were:

A post-tax WACC rate of 25.4% for the period from 2018 to 2022, a post-tax WACC rate of 24.9% for the period after 2022, and a terminal growth rate of 8.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan.

A post-tax WACC rate of 29.4% for the period from 2017 to 2021, a post-tax WACC rate of 28.7% for the period after 2021 and a terminal growth rate of 10.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan. The pre-tax rate for disclosure purposes was 30.9%.

As the recoverable amount of Belarusian Telecom was higher than its carrying amount, no impairment charge was recognized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets (continued)

Turkcell Superonline

As at 31 December 2017, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2016: TL 32,834). No impairment test was performed for goodwill allocated to Turkcell Superonline on the grounds of materiality.

14.	Investment properties

	31 December 2017	31 December 2016
Cost
Opening balance	165,472	164,467
Addition	—	1,005
Disposal	(940)	—
Transfer to property, plant and equipment (*)	(64,594)	—

Closing balance	99,938	165,472

Accumulated depreciation
Opening balance	(119,202)	(114,895)
Transfer to property, plant and equipment	22,366	—
Depreciation and impairment charges during the year	(2,337)	(3,530)
Disposal	215	—
Other	—	(777)

Closing balance	(98,958)	(119,202)

Net book amount	980	46,270

(*)	During the year, the Group transferred its building located in Istanbul, Tepebası from investment properties to property, plant and equipment due to the change in purpose of use.

Determination of the fair values of the Group’s investment properties

The Group engages qualified external valuers, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: direct capitalization approach and income capitalization approach, replacement cost approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2017 is TL 2,821 (31 December 2016: TL 2,317 and 31 December 2015: TL 1,836). Direct operating expenses for investment properties during the year ended 31 December 2017 is TL 22 (31 December 2016: TL 22 and 31 December 2015: TL 126).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2017 and 2016 are as follows:

31 December 2017	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Izmir	—	—	52,110	Replacement cost approach
Investment properties in Gebze	—	—	16,690	Income capitalization approach
Investment properties in Ankara	—	—	15,160	Market approach
Investment properties in Istanbul	—	—	13,000	Market approach
Investment properties in Adana	—	—	3,150	Replacement cost approach
Investment properties in Balıkesir	—	—	3,112	Replacement cost approach
Other investment properties	—	—	3,970	Replacement cost approach
Other investment properties	—	—	2,146	Market approach

	—	—	109,338

31 December 2016	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul:
– Istanbul Tepebasi	—	—	321,835	Direct capitalization approach
– Kucukcekmece	—	—	12,890	Replacement cost approach
Investment properties in Gebze	—	—	12,558	Income capitalization approach
Investment properties in Izmir	—	—	42,315	Replacement cost approach
Other investment properties	—	—	17,419	Market approach
Other investment properties	—	—	8,946	Replacement cost approach
Other investment properties	—	—	2,410	Direct capitalization approach

Total	—	—	418,373

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

Fair values of the investment properties determined based on the “direct capitalization” approach will increase/(decrease) significantly, when there is a significant decrease/ (increase) in capitalization rate and a significant increase/(decrease) in current market rentals. Capitalization rate is calculated by dividing comparable properties’ annual net operating income by the selling price of the respective properties.

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering the current market conditions will cause a significant increase/(decrease) in the fair value.

In the “replacement cost approach”, a significant increase/(decrease) of construction costs and miscellaneous costs of any similar properties in the market will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Investments accounted for using the equity method

The tables below provide summarised financial information for the Group’s associate. The information disclosed reflects the amounts presented in the financial statement of the associate and not the Group’s share of those amounts. They have been amended to reflect adjustments made by the Group when using the equity method, including modifications for differences in accounting policy. (The summarised financial information is presented in USD):

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to the parent	Total liabilities and equity
31 December 2015
Fintur (associate)	41.45%	770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

	Revenue	Profit for the year*	Other comprehensive loss for the year (*)	Total comprehensive loss for the year (*)
2015
Fintur (associate)	1,325,535	327,194	(592,741)	(265,547)

(*)	Attributable to the parent.

Reconciliation of the summarized financial information to the carrying amount in the consolidated financial statements:

2015
Net assets of Fintur	2,049,934
The Group’s share	849,697
Goodwill	132,242

Carrying amount	981,939

As at 1 October 2016, Fintur has been classified as asset held for sale and reported as a discontinued operation (Note 16).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations

Disposal of Fintur

Classification

On 1 October 2016, the Group announced its intention to exit from jurisdictions in which Fintur operates and initiated an active program to locate a buyer. Starting from 1 October 2016, Fintur has been classified as held for sale and reported as a discontinued operation.

The Group is still committed to the plan to exit from jurisdictions in which Fintur operates and the delay in the initial one-year period to complete the sale was caused by events and circumstances beyond the Group’s control. The Group has taken necessary actions to respond to those circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.

Presentation

Fintur is classified as held for sale and reported as a discontinued operation and therefore disclosed separately on a single line as discontinued operation in the consolidated statements of profit or loss, comprehensive income and cash flows. Investment in Fintur is presented as held for sale in the consolidated statement of financial position. Comparative periods in the consolidated statements of profit or loss, comprehensive income and cash flows are restated to reflect the classification of Fintur as a discontinued operation.

Measurement

Equity accounting for Fintur ceased from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs of disposal. As at 31 December 2017, carrying value of investment in Fintur is TL 1,294,938 (31 December 2016: TL 1,222,757) which is lower than the fair value less costs of disposal indicating that no impairment is required at 31 December 2017.

The reconciliation of statement of profit or loss statement of Fintur is listed below (The financial statements are presented in USD);

	1 January – 30 September 2016	1 January – 31 December 2015
Revenue	617,214	1,325,535
Cost of sales	(369,104)	(674,334)

Gross profit	248,110	651,201

Selling and marketing expenses	(69,983)	(123,244)
General and administrative expenses	(69,818)	(95,380)
Other operating (expenses), net	(31,258)	(23,850)

Operating profit	77,051	408,727

Finance (expense)/income, net	(61,203)	162,357

Profit before income tax	15,848	571,084

Total income tax	(30,947)	(128,121)

(Loss)/profit for period	(15,099)	442,963

Attributable to:
-owners of the parent	(28,695)	327,194
-non-controlling interests	13,596	115,769

(Loss)/profit for period	(15,099)	442,963

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Other non-current assets

	2017	2016
Prepaid expenses	197,431	183,029
Receivables from the Public Administration	72,848	72,848
Deposits and guarantees given	23,999	29,201
VAT receivable	4,429	28,772
Advances given for property, plant and equipment	12,078	217,658
Others	45,835	43,726

	356,620	575,234

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2017 and 2016 are attributable to the following:

	Assets		Liabilities		Net
	2017	2016	2017	2016	2017	2016
Property, plant and equipment and intangible assets	41,903	3,516	(680,134)	(532,547)	(638,231)	(529,031)
Investment	32,926	33,242	—	—	32,926	33,242
Reserve for employee termination benefits and provisions (*)	202,112	55,288	(64)	—	202,048	55,288
Asset classified as held for sale	—	—	(92,327)	(90,209)	(92,327)	(90,209)
Trade and other payables	11,717	57,686	(26,091)	—	(14,374)	57,686
Tax losses carried forward	—	1,508		—		1,508
Tax allowances	10,775	32,200	—	—	10,775	32,200
Other assets and liabilities	31,916	65,905	(87,795)	(33,494)	(55,879)	32,411

Deferred tax assets/(liabilities)	331,349	249,345	(886,411)	(656,250)	(555,062)	(406,905)

Offsetting	(235,289)	(198,090)	235,289	198,090	—	—

Net deferred tax assets/ (liabilities)	96,060	51,255	(651,122)	(458,160)	(555,062)	(406,905)

(*)	The Company has treated provisions recognized for legal claims (Note 36) as being deductible for tax purposes and recognized deferred tax assets amounting to TL 74,975 in the consolidated financial statements.

Movement in deferred tax assets/(liabilities) for the years ended 31 December 2017 and 2016 were as follows:

	2017	2016
Opening balance	(406,905)	(64,822)
Income statement charge	(133,791)	(222,497)
Tax charge relating to components of other comprehensive income	(6,449)	(7,066)
Prior year corporate tax base differences	(2,729)	(109,640)
Exchange differences	(5,188)	(2,880)

Closing balance, net	(555,062)	(406,905)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

The Group did not recognise deferred income tax assets of TL 502,523 in respect of tax losses amounting to TL 2,698,248 that can be carried forward against future taxable income. The unused tax losses were mainly incurred by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2018	8,911
2019	9,394
2020	8,775
2021	4,467
2022	3,506
2023	281
2024	128,314
2025	803,533
Indefinite	1,731,067

Total	2,698,248

19.	Trade receivables and accrued revenue

	31 December 2017	31 December 2016
Receivables from subscribers	1,369,948	1,223,183
Undue assigned contracted receivables	347,596	1,215,314
Accrued revenue	632,631	558,169
Accounts and notes receivable	498,397	293,238

	2,848,572	3,289,904

Trade receivables are shown net of provision for impairment amounting to TL 705,213 at 31 December 2017 (31 December 2016: TL 964,080). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 33. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 33.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 339,543 and TL 156,647 at 31 December 2017 and 2016, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under non-current trade receivables amounting to TL 131,392 (31 December 2016: TL 217,492).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December 2017	31 December 2016
Current receivables from financial services	2,950,523	1,486,906
Non-current receivables from financial services	1,297,597	909,466

	4,248,120	2,396,372

Movements in provision for impairment of receivables from financial services are disclosed in Note 33.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Inventory

As of 31 December 2017 inventories amounting to TL 104.102 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2016: TL 131,973).

22.	Other current assets

	31 December 2017	31 December 2016
Prepaid expenses	322,388	294,540
Restricted cash	183,806	289
Receivables from the Ministry of Transport, Maritime Affairs and Communications	143,669	32,299
Subscriber acquisition costs	138,177	108,628
Receivables from tax office	93,917	52,561
Advances given to suppliers	55,754	57,020
VAT receivable	38,934	49,211
Special communication tax to be collected from subscribers	38,318	36,941
Other	145,642	138,646

	1,160,605	770,135

Prepaid expenses mainly comprise of prepaid rent expenses and frequency usage fees.

Subscriber acquisition costs are bonus payments to dealers for acquisition of subscribers contracted for a period of time.

As at 31 December 2017, restricted cash amounting to TL 183,483 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman and restricted cash amounting to TL 323 represents the time deposits at a local bank as guarantees in connection with the loans utilized by Azerinteltek.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Cash and cash equivalents

	31 December 2017	31 December 2016
Cash in hand	192	223
Banks	4,712,141	6,051,472
– Demand deposits	603,553	569,826
– Time deposits	4,108,588	5,481,646
Other cash and cash equivalents	—	657

Cash and cash equivalents	4,712,333	6,052,352

As at 31 December 2017, the average effective interest rates of TL, USD and EUR time deposits are 14.3%, 5.8% and 2.2% (31 December 2016:11.0%, 3.6% and 2.0%) respectively.

As at 31 December 2017, average maturity of time deposits is 32 days (31 December 2016: 49 days).

24.	Equity

Share capital

As at 31 December 2017, share capital represents 2,200,000,000 (31 December 2016: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Every holder of shares are entitled to receive dividends as declared and approved and is entitled to one vote at a meeting in person or by proxy.

Companies with their shareholding percentage are as follows:

	31 December 2017		31 December 2016
	(%)	TL	(%)	TL
Turkcell Holding A.Ş. (“Turkcell Holding”)	51,00	1.122.000	51,00	1.122.000
Public Share	48,95	1.077.004	48,95	1.077.004
Other	0,05	996	0,05	996

Total	100,00	2.200.000	100,00	2.200.000
Inflation adjustment to share capital		(52.352)		(52.352)

Inflation adjusted capital		2.147.648		2.147.648

As at 31 December 2017, total number of shares pledged as security is 995,509 (2016: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2016, the Company purchased 6,815,563 of its shares on-market with prices ranging from full TL 8.92 to full TL 9.99. The buy-back was approved by the Board of Directors on 27 July 2016. Total cost of TL 65,607 was deducted from equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

24.	Equity (continued)

Dividends

Turkcell:

On 23 March 2016, the Company’s Board of Directors has recommended payment of a dividend amounting to TL 1,200,000 (equivalent to USD 340,987 as of 31 December 2016) out of profits for the year ended 31 December 2015 This represents a gross cash dividend of full TL 0.5454545 (net TL 0.4636364) (equivalent to full USD 0.15 and USD 0.13, respectively as of 31 December 2016) per share. The proposed dividend was discussed and rejected by the shareholders at the Ordinary General Assembly Meeting dated 29 March 2016.

On 25 May 2017, the Company’s General Assembly has approved payment of a dividend amounting to TL 3,000,000 (equivalent to USD 841,633 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) out of profits for the period from 1 January 2010 to 31 December 2016. This represents a gross cash dividend of full TL 1.3636364 (equivalent to full USD 0.3825604 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) per share. The Company paid TL 3,000,000 in total including withholding taxes in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders.

Inteltek:

According to the resolution of the General Assembly Meeting of Inteltek dated 31 March 2017, the shareholders decided to pay a dividend amounting to TL 63,528 out of profits for the year ended 31 December 2016 (remaining amount after deducting interim dividends for the six-month period ended 30 June 2016 amounting to TL 20,455) and a dividend out legal reserves amounting to TL 11,585. The aggregate amount of dividends were paid as of 31 December 2017. According to the the resolution of General Assembly Meeting of Inteltek dated 25 December 2017, shareholders decided to pay dividend amounting to TL 28,402 for the first 9 months of 2017 profit. The related dividend payment was made in January 2018.

Azerinteltek:

According to the four different resolution of the General Assembly Meeting of Azerinteltek within 2017, shareholders decided to pay dividend amounting to 13,131 AZN (31 December 2017: 27,838 TL) from the profit realized for the last quarter of 2016, first, second and third quarter of 2017.The related dividend payment was made in 2017.

According to resolution of the General Assembly Meeting of Azerinteltek , in January 2018, Board of Directors has been decided to pay dividend amounting 5.288 AZN (31 December 2017: 11.620 TL) from the profit realized for the last quarter of 2017. The related dividends were made in 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Earnings per share

	2017	2016	2015
Numerator:
Profit attributable to owners of the Company	1,979,129	1,492,088	2,067,654
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,193,184,437	2,200,000,000

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.90	0.68	0.94

(*)	Refer to Note 24 – Treasury shares

	2017	2016	2015
Numerator:
Profit from continuing operations attributable to owners of the Company	1,979,129	1,534,252	1,700,318
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,193,184,437	2,200,000,000

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	0.90	0.70	0.77

(*)	Refer to Note 24 – Treasury shares

26.	Other non-current liabilities

	2017	2016
Consideration payable in relation to the acquisition of Belarusian Telecom	323,691	295,062
Deferred revenue	85,646	74,241
Deposits and guarantees received from dealers	—	58,244

	409,337	427,547

Consideration payable in relation to the acquisition of Belarusian Telecom represents present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 377,190 as of 31 December 2017) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid during the first quarter of 2021 (31 December 2016: the first quarter of 2020). Discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2017 is 4.8% (31 December 2016: 5.6%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings

	31 December 2017	31 December 2016
Non-current liabilities
Unsecured bank loans	6,376,981	5,300,756
Debt securities issued	1,770,482	1,589,227
Finance lease liabilities	108,164	41,539
Secured bank loans	2,368	3,580

	8,257,995	6,935,102

Current liabilities
Unsecured bank loans	2,643,112	1,581,135
Current portion of unsecured bank loans	1,513,425	922,867
Current portion of secured bank loans	2,022	2,054
Current portion of finance lease liabilities	14,556	6,575
Current portion of long-term debt securities issued	105,039	94,473
Debt securities issued	—	238,956

	4,278,154	2,846,060

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2017			31 December 2016
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+3.3%	2018-2020	2,880,615	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579	Euribor+1.2%-Euribor+2.2%	2017-2025	3,593,110
Unsecured bank loans	TL	Fixed	11.1%-15.5%	2018-2019	1,620,391	10.4%-12.6%	2017-2018	1,819,944
Unsecured bank loans	UAH	Fixed	11%-14.5%	2018	520,933	13.5%-18.6%	2017	407,171
Secured bank loans (**)	BYN	Fixed	12%-16%	2018-2020	4,390	12%-16%	2017-2020	5,634
Debt securities issued	USD	Fixed	5.8%	2018-2025	1,875,521	5.8%	2017-2025	1,683,700
Debt securities issued	TL	Fixed	—	—	—	10.7%	2017	238,956
Finance lease liabilities	EUR	Fixed	3.4%	2018-2024	116,797	3.4%	2017-2024	48,034
Finance lease liabilities	USD	Fixed	22.5%	2018	41	18%-28%	2017-2018	80
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2018-2020	5,882	—	—	—

					12,536,149			9,781,162

(*)	Secured by blocked deposit amounting to EUR 26,350 and USD 17,100 (equivalent to TL 183,483 as at 31 December 2017), in connection with the foreign currency loans utilized by Turkcell Finansman.
(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 33).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2017			31 December 2016
	Future minimum lease payments	Future finance charges	Recognized as a liability	Future minimum lease payments	Future finance charges	Recognized as a liability
Within one year	17,447	2,891	14,556	7,908	1,333	6,575
Between 1-5 years	55,722	5,541	50,181	26,506	3,752	22,754
More than 5 years	60,401	2,418	57,983	19,859	1,074	18,785

	133,570	10,850	122,720	54,273	6,159	48,114

For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 33.

28.	Employee benefits

	31 December 2017	31 December 2016
Retirement pay liability provision	149,449	120,755
Unused vacation provision	48,217	43,798

	197,666	164,553

Provision for annual leave

As 31 December 2017 and 2016, provision for annual leave amounted to TL 48,217 and TL 43,798, respectively.

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2017	2016
1 January	120,755	74,435
Service cost	32,696	25,933
Remeasurements	3,738	34,532
Interest expense	13,877	8,361
Benefit payments	(21,617)	(22,506)

31 December	149,449	120,755

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Employee benefits (continued)

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2017	Discount Rate			Inflation Rate

Sensivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(14.6%	)	18.1%	18.3%	(14.3%	)

Impact on provision for employee termination benefits	(21,820)		27,050	27,349	(21,371)

31 December 2016	Discount Rate			Inflation Rate

Sensivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(14.7%	)	18.1%	18.6%	(15.1%	)

Impact on provision for employee termination benefits	(17,751)		21,857	22,460	(18,234)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 8,107, TL 7,722 and TL 8,364 in relation to defined contribution retirement plan for the years ended 31 December 2017, 2016 and 2015, respectively.

Share based payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2017, the Group recognized expenses of TL 29,413 regarding this plan (31 December 2016: None).

29.	Deferred revenue

Deferred revenue primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current at 31 December 2017 and 2016. The amount of deferred revenue is TL 193,381 and TL 93,800 as at 31 December 2017 and 2016, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2017	6,889	180,652	187,541
Provisions recognized/(reversed)	4,256	(8,461)	(4,205)
Unwinding of discount	—	15,328	15,328
Transfer to current provisions	(2,258)	—	(2,258)
Effect of changes in exchange rates	—	1,012	1,012

Balance at 31 December 2017	8,887	188,531	197,418

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2016	4,103	126,516	130,619
Provisions recognized/(reversed)	4,312	52,031	56,343
Unwinding of discount	—	(1,308)	(1,308)
Transfer to current provisions	(1,526)	—	(1,526)
Effect of changes in exchange rates	—	3,413	3,413

Balance at 31 December 2016	6,889	180,652	187,541

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 36.

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

Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 5.6% at 31 December 2017 (31 December 2016: 5.4%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Provisions (continued)

Current provisions:

	Legal claims	Bonus	Other	Total
Balance at 1 January 2016	10,260	141,855	—	152,115
Provisions recognized/(reversed)	140,457	251,005	785	392,247
Amounts used	(134,019)	(220,269)	—	(354,288)
Transfers from non-current provisions	1,526	—	—	1,526
Effect of changes in exchange rates	42	800	—	842

Balance at 31 December 2016	18,266	173,391	785	192,442

	Legal claims	Bonus (*)	Other	Total
Balance at 1 January 2017	18,266	173,391	785	192,442
Provisions recognized/(reversed) (**)	583,788	318,603	(785)	901,606
Amounts used	(1,188)	(263,080)	—	(264,268)
Transfer from non-current provisions	2,258	—	—	2,258
Unwinding of discount	2,531	—	—	2,531
Effect of changes in exchange rates	24	606	—	630

Balance at 31 December 2017	605,679	229,520	—	835,199

(*)	Includes share-based payment (Note 28).
(**)	Refer to Note 36.1 and 36.3.

31.	Trade and other payables

	2017	2016
Payable to suppliers	2,527,152	1,718,788
Taxes payable	415,650	302,346
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	305,208	262,748
Accrued selling and marketing expenses	79,011	58,879
4.5G license fees payable	—	1,522,615
Other	369,445	236,615

	3,696,466	4,101,991

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

The Company is obliged to pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of gross revenue to the ICTA’s expenses.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group but not yet invoiced.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Derivative financial instruments

The Group has the following derivative financial assets and liabilities:

Derivative financial assets:

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
USD	47,304	EUR	39,835	1,005	02 January 2018
TL	69,680	USD	20,000	6,554	27 August 2018
TL	81,480	EUR	20,000	9,965	14 December 2018
TL	95,550	USD	25,000	72	24 January 2019
TL	67,410	USD	18,000	1,498	28 January 2019
TL	98,625	EUR	25,000	17,354	13 June 2019
TL	52,164	USD	14,620	4,465	16 July 2019
TL	69,744	USD	19,780	6,996	22 July 2019
TL	203,600	EUR	50,000	27,198	23 July 2019
TL	435,000	USD	150,000	142,085	16 September 2020
TL	386,500	USD	100,000	(4,645)	16 September 2020
TL	293,500	USD	100,000	90,071	16 September 2020
TL	242,873	USD	70,500	33,535	16 September 2020
TL	194,000	USD	50,000	(2,951)	16 September 2020
TL	1,650,000	EUR	500,000	627,385	25 October 2025
TL	275,850	EUR	60,000	1,078	22 April 2026

Total				961,665

At 31 December 2017, total derivative financial assets of TL 981,396 also include accrued interest income of TL 19,731.

Participating cross currency swap and FX swap contracts at 31 December 2016
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
TL	18,455	EUR	5,000	86	3 January 2017
TL	73,400	EUR	20,000	598	24 Mar 2017
TL	824,750	EUR	250,000	116,674	12 April 2021
TL	328,600	EUR	100,000	47,949	12 April 2021
TL	495,000	EUR	150,000	81,534	12 April 2021
TL	435,000	USD	150,000	84,416	16 September 2020
TL	293,500	USD	100,000	51,481	16 September 2020

Total				382,738

At 31 December 2016, total derivative financial assets of TL 390,958 also include accrued interest income of TL 8,220.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Derivative financial instruments (continued)

Derivative financial liabilities:

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
TL	470,232	USD	122,680	(2,465)	2 January 2018
TL	180,023	USD	47,250	(545)	2 January 2018
TL	141,001	USD	36,786	(726)	3 January 2018
TL	219,162	USD	57,245	(1,043)	4 January 2018
TL	115,022	USD	30,150	(435)	5 January 2018
TL	17,204	USD	4,500	(284)	10 January 2018
TL	15,916	EUR	3,500	(157)	10 January 2018
TL	91,556	EUR	20,140	(620)	22 January 2018
TL	137,834	EUR	30,400	(601)	05 February 2018
TL	82,013	EUR	17,860	(1,413)	19 February 2018
TL	1,143	EUR	250	(25)	5 Mart 2018
TL	97,997	EUR	21,500	(2,154)	19 December 2019
TL	269,451	USD	70,500	(5,010)	22 December 2020

Total				(15,478)

Currency forward contracts at 31 December 2017
Buy
Currency		Notional amount		Fair value (TL)	Maturity

USD		50,000		(2,246)	30 January 2018

Total				(2,246)

At 31 December 2017, total derivative financial liabilities of TL 110,108 also include accrued interest expense of TL 92,384.

Derivative financial liabilities:

Participating cross currency swap and FX swap contracts at 31 December 2016
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value (TL)	Maturity
TL	21,009	USD	5,960	(55)	3 January 2017
TL	7,050	USD	2,000	(18)	3 January 2017

Total				(73)

Currency forward contracts at 31 December 2016
Buy
Currency	Notional amount	Fair value (TL)	Maturity
USD	30,071	(1,286)	28 February 2017

Total		(1,286)

At 31 December 2016, total derivative financial liabilities of TL 41,726 also include accrued interest expense of TL 40,367.

For information about the methods and assumptions used in determining the fair value of derivatives please refer to Note 2i.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2017	2016
Trade receivables	19	3,004,206	3,525,297
Receivables from financial services	20	4,248,120	2,396,372
Cash and cash equivalents*	23	4,712,141	6,052,129
Participating cross currency swap and FX swap contracts	32	981,396	390,958
Other current assets**	22	316,042	93,376
Held to maturity investments		11,992	—
Due from related parties	37	5,299	5,861

		13,279,196	12,463,993

*	Cash in hand is excluded from cash and cash equivalents.
**	Prepaid expenses and advances given are excluded from other current assets and other non-current assets.

Credit quality:

The maximum exposure to credit risk for trade receivables and receivables from financial services arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2017	2016
Receivable from subscribers	2,472,596	3,061,130
Receivables from financial services	4,248,120	2,396,372
Receivables from distributors and other operators	516,352	376,204
Other	20,557	93,824

	7,257,625	5,927,530

The aging of trade receivables and due from related parties at 31 December 2017 and 2016:

	2017	2016
Not past due	2,124,719	3,138,043
Past due up to 3 months	317,649	285,561
Past due 3 to 6 months	95,738	48,775
Past due over 6 months	471,399	58,779

	3,009,505	3,531,158

The aging of receivables from financial services at 31 December 2017 and 2016:

	2017	2016
Not past due	3,659,521	2,350,375
Past due up to 3 months	513,925	16,533
Past due 3 to 6 months	39,233	20,227
Past due over 6 months	35,441	9,237

	4,248,120	2,396,372

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Credit risk (continued)

As at 31 December 2017, trade receivables, due from related parties and receivables from financial services of TL 1,473,385 (2016: TL 439,112) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default.

The other classes within trade receivables, due from related parties and receivables from financial services do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. The Group holds TL 339,543 (2016: TL 156,647) collateral in relation to these receivables.

Impairment losses

Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	significant financial difficulties of the customer

•	probability that the customer will enter bankruptcy or financial reorganisation, and

•	default or delinquency in payments

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Impairment losses are recognized in profit or loss within administrative expense (Note 10). Subsequent recoveries of amounts previously written off are credited against administrative expense (Note 10).

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	31 December 2017	31 December 2016
Opening balance	964,311	816,373
Provision for impairment recognized during the year	180,948	452,767
Amounts collected	(224,460)	(251,553)
Exchange differences	3,128	5,038
Receivables written off during the year as uncollectible	(138,529)	(58,314)
Unused amount reversed (*)	(79,958)	—

Closing balance	705,440	964,311

(*)	The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2017	31 December 2016
Opening	10,170	—
Provision for impairment recognized during the year	117,293	11,593
Amounts collected	(37,503)	(1,423)
Unused amount reversed (*)	(16,968)	—

Closing balance	72,992	10,170

(*)	The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and

-	gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

	31 December 2017							31 December 2016
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	4,390	(5,011)	—	(1,117)	(2,045)	(1,849)	—	5,634	(7,691)	(1,123)	(1,077)	(2,015)	(3,476)	—
Unsecured bank loans	10,533,518	(11,094,697)	(3,275,230)	(955,637)	(2,575,807)	(3,035,914)	(1,252,109)	7,804,758	(8,458,901)	(1,332,478)	(1,330,322)	(1,433,790)	(3,187,687)	(1,174,624)
Finance lease liabilities	122,720	(133,570)	(18)	(17,429)	(16,789)	(38,933)	(60,401)	48,114	(54,273)	(70)	(7,837)	(6,648)	(19,859)	(19,859)
Debt securities issued	1,875,521	(2,753,486)	(54,221)	(54,221)	(108,442)	(325,326)	(2,211,276)	1,922,656	(2,824,066)	(298,767)	(48,767)	(97,535)	(292,604)	(2,086,393)
Trade and other payables*	2,527,152	(2,548,365)	(2,548,365)	—	—	—	—	3,241,403	(3,266,123)	(3,266,123)	—	—	—	—
Due to related parties	6,980	(6,980)	(6,980)	—	—	—	—	11,201	(11,201)	(11,201)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 31)	323,691	(377,190)	—	—	—	(377,190)	—	295,062	(351,920)	—	—	—	(351,920)	—
Derivative financial liabilities Participating Cross Currency Swap and FX swap contracts	107,862	23,428	18,982	—	4,446	—	—	40,440	46	46	—	—	—	—
Buy		1,838,554	1,471,106	—	367,448	—	—	—	28,059	28,059	—	—	—	—
Sell		(1,815,126)	(1,452,124)	—	(363,002)	—	—	—	(28,013)	(28,013)	—	—	—	—
Currency forward contracts	2,246	(2,246)	(2,246)	—	—	—	—	1,286	(1,286)	(1,286)	—	—	—	—
Buy		190,185	190,185	—	—	—	—	—	105,826	105,826	—	—	—	—
Sell		(192,431)	(192,431)	—	—	—	—	—	(107,112)	(107,112)	—	—	—	—

TOTAL	15,504,080	(16,898,117)	(5,868,078)	(1,028,404)	(2,698,637)	(3,779,212)	(3,523,786)	13,370,554	(14,975,415)	(4,911,002)	(1,388,003)	(1,539,988)	(3,855,546)	(3,280,876)

*	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057

	842,933	449,561

Foreign currency denominated liabilities
Loans and borrowings-non-current	(483,910)	(959,482)
Debt securities issued-non-current	(451,588)	—
Other non-current liabilities	(99,273)	—
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	—
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)

	(1,317,126)	(1,407,793)

Derivative financial instruments
Participating cross currency swap and FX swap contracts	257,960	525,000
Currency forward contracts	(30,071)	—

Net exposure	(246,304)	(433,232)

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697

	751,289	333,117

Foreign currency denominated liabilities
Loans and borrowings-non-current	(557,180)	(960,629)
Debt securities issued-non-current	(469,387)	—
Other non-current liabilities	(85,816)	—
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	—
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)

	(1,676,261)	(1,276,292)

Derivative financial instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	—

Net exposure	62,039	(194,525)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies at 31 December 2017 and 31 December 2016 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2017	31 December 2016
USD	(23,400)	86,679
EUR	87,838	160,725

10% weakening of the TL, UAH, BYN against the following currencies at 31 December 2017 and 31 December 2016 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2017	31 December 2016
USD	23,400	(86,679)
EUR	(87,838)	(160,725)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Interest rate risk

As at 31 December 2017 and 2016 the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

		31 December 2017		31 December 2016
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	23
USD		5.8%	2,590,025	3.6%	2,817,650
EUR		2.2%	1,069,303	2.0%	1,383,978
TL		14.3%	436,224	11.0%	1,243,843
Other		12.9%	13,036	11.1%	36,175
Restricted cash	22
USD		—	64,503	—	—
EUR		—	118,983	—	—
TL		—	—	—	—
Other		—	320	—	—
Finance lease obligations	27
USD		28.1%	(41)	20.7%	(80)
EUR		3.4%	(116,797)	3.4%	(48,034)
TL		27.6%	(5,882)	—	—
Unsecured bank loans	27
TL fixed rate loans		14.7%	(1,620,391)	12.1%	(1,819,944)
UAH fixed rate loans		13.9%	(520,933)	15.0%	(407,171)
Secured bank loans
BYN fixed rate loans		11.6%	(4,390)	11.9%	(5,634)
Trade and other payables
EUR fixed rate payables	31	—	—	2.6%	(1,522,615)
Debt securities issued	27
USD		5.8%	(1,875,521)	5.8%	(1,683,700)
TL		—	—	10.7%	(238,956)
Variable rate instruments	27
USD floating rate loans		3.2%	(2,880,615)	3.2%	(1,984,533)
EUR floating rate loans		2.1%	(5,511,579)	2.3%	(3,593,110)

(*)	Includes 4.5G license payables related to the frequency bands which the Company has been awarded with. The last instalment of 4.5G license payable amounting to TL 1,534,702 was paid on 26 April 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2017 and 2016:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2017
Variable rate instruments (financial liability)	(83,922)	83,922	—	—

Cash flow sensitivity (net)	(83,922)	83,922	—	—

31 December 2016
Variable rate instruments (financial liability)	(55,776)	55,776	—	—

Cash flow sensitivity (net)	(55,776)	55,776	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2017	31 December 2016	Fair value hierarchy	Valuation techniques
FX swap contracts	(4,675)	611	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
Participating cross currency swap contracts (*)	950,862	382,054	Level 3	Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
Currency forward contracts	(2,246)	(1,286)	Level 2	Forward exchange rates at the balance sheet date

(*)	Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 560,000 and also USD-TL interest and

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Fair values (continued)

currency swap contracts and put and call options amounting to nominal value of USD 400,000 in total. The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000, was combined into one contract as of 26 May 2017 and the maturity of the contracts was extended to 23 October 2025. Additionally, cross currency swap contracts include EUR-TL interest and currency swap contracts nominal value of EUR 43,585 and USD-TL interest and currency swap contracts amounting to nominal value of USD 298,611 in total. Cross currency swap contracts include EUR-TL, cross currency swap contracts nominal value of EUR 184,900 and USD-TL currency swap contracts amounting to nominal value of USD 238,400 in total. Regarding these contracts, TL 92,384 accrual of interest expense and TL 19,731 accrual of interest income has been reflected to consolidated financial statements as at 31 December 2017 (31 December 2016: TL 40,367 and TL 8,220 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 129,870 lower as at 31 December 2017 (31 December 2016: TL 23,291).

There were no transfers between fair value hierarchy levels during the year.

Movements in the participating cross currency swap contracts for the years ended 31 December 2017 and 31 December 2016 are stated below:

	31 December 2017	31 December 2016
Opening balance	382,054	—
Fair value gains recognized in profit or loss	568,808	382,054

Closing balance	950,862	382,054

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 December 2017	31 December 2016	Unobservable Inputs	31 December 2017	31 December 2016	Relationship of unobservable inputs to fair value
Contingent consideration	323,691	295,062	Risk-adjusted discount rate	4.8%	5.6%	A change in the discount rate by 100 bps would increase/decrease FV by TL (9,834) and TL 10,241 respectively.

			Expected settlement date	first quarter of 2021	first quarter of 2020	If expected settlement date changes by 1 year FV would increase/decrease by TL (14,884) and TL 15,602 respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Financial instruments (continued)

Fair values (continued)

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2017 and 31 December 2016 are stated below:

	2017	2016
Opening balance	295,062	235,281
Gains recognized in profit or loss	28,629	59,781

Closing balance	323,691	295,062

Financial assets:

Carrying values of significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

Fair values of financial liabilities are assumed to approximate their carrying values due to their short term nature and floating interest rates.

As at 31 December 2017, the fair value of debt securities issued by the Company with a nominal value of USD 500,000 and fixed interest rate (Note 27), is TL 2,063,972.

As at 31 December 2016, the fair value of debt securities issued by the Company and Turkcell Finansman, with a nominal value of USD 500,000 and TL 500,000 comparatively, and fixed interest rate (Note 27), is TL 1,921,199.

34.	Operating leases

Lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	2017	2016
Within one year	144,424	163,336
Later than one year but not later than five years	346,832	345,374
Later than five years	167,227	101,328

	658,483	610,038

Rental expense relating to operating leases are as follows:

	2017	2016	2015
Minimum lease payments	812,385	837,575	751,816
Contingent rentals	—	—	1,733

Total	812,385	837,575	753,549

Rental expenses have been recognized within cost of sales and administration expenses for the years ended 31 December 2017, 2016 and 2015.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Guarantees and purchase obligations

At 31 December 2017, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 592,956 (31 December 2016: TL 915,868). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,926,916 at 31 December 2017 (31 December 2016: TL 2,370,723).

At 31 December 2017, the Company has commitments regarding lifecell’s 3G license amounting to UAH 217,793 (equivalent to TL 29,269 as at 31 December 2017).

36.	Commitments and Contingencies

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)

License Agreements (continued)

lifecell:

lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2017, lifecell owned 28 frequency use licenses for IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800, Wi-fi and microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to company name change in March 2016 and are valid for 15 years. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, sixteen permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As at 31 December 2017, Inteltek has a letter of guarantee of TL 159,752 (31 December 2016: TL 159,752) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at 31 December 2017, Inteltek has a letter of guarantee of TL 25,000 (31 December 2016: TL 25,000) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)

License Agreements (continued)

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

Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerlotereya. As at 1 January 2016, the authorization for the sales of lottery tickets decided to be extended yearly.

Management believes that the Group is in compliance with the terms and conditions of the license agreements in all material respects as at 31 December 2017 and 2016.

36.1	Dispute on Treasury Share Amounts

Turkcell has the 2G and 3G Concession Agreements which was signed with the regulatory party in Turkey for rendering mobile telecommunication services.

According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay 90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry. The Company is also obliged to pay once a year 0.35% of its gross sale as the Authority contribution share.

As “Applicable Law and Settlement of Disputes” of the 2G and 3G Concession Agremeent, the parties agreed that the disputes shall be settled by three arbitrators to be appointed in accordance with the arbitration rules of the International Chamber of Commerce for 2G while the Council of State is authorized to solve the disputes arising from the agreement and its annexes thereof for 3G.

The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury payments in the past, The Company objected to these claims.

After then, the Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing tax base from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. It is expected that the Courts grant decisions about the statement of waiver/acceptance of the aforementioned cases.

Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The payment will be made in 6 equal installments in two-month periods, starting from January 31st, 2018. The total payment including interest on installments is TL 436,300.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is certain, thus, including discount TL 417,668 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)

36.2	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports related to SCT prepared for the years 2008-2012. The Company filed lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company or in favour of the Court. The parties appealed the decisions regarding the parts against them.

The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011 and the case is pending for the year 2011; accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058.

Limited tax investigation for the period of 2013 has been started in 2014 and the result of investigation has not yet been notified to Turkcell. Large Tax Payers Office has begun the limited tax investigation for the period of 2013. For the year of 2014, 2015 and 2016 a new investigation has been initiated.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the consolidated financial statements as at and for the period ended 31 December 2017 amounting to 24,175 TL including discount (31 December 2016: 14,866).

36.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009, 2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.

The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 36.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. It is expected that the Courts grant decisions about the statement of waiver/acceptance of the aforementioned cases.

The total amount, including principal and interest, calculated within the scope of clause 2 is TL 156,637. The payment will be made in 6 equal installments in two-month periods, starting from 31 January 2018. The total payment including interest on installments is TL 164,469.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is certain, thus, including discount TL 157,446 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Commitments and Contingencies (continued)

36.4	Disputes regarding the Law on the Protection of Competition

On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The case is still pending.

The payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 113,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

36.5	Other ongoing lawsuits and investigations

Within consolidated financial statements prepared as of 31 December 2017, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).

Subject	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	31 December 2016 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Provision	31 December 2016 Provision
Disputes related with ICTA	13,367	22,544	—	—

In addition, Tax Audit Committee carries out limited tax investigations regarding the Company’s VAT and corporate tax practices for the years 2012, 2013 and 2014 and VAT practices for the years 2015 and 2016. Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2017.

37.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2017 and 2016.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 December 2017	31 December 2016	31 December 2015
Short-term benefits (*)	74,696	50,001	52,767
Termination benefits	604	10,064	13,454
Long-term benefits	548	479	655

	75,848	60,544	66,876

(*)	Includes share-based payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	31 December 2017	31 December 2016
Due from related parties
Telia Sonera International Carrier AB (“Telia”)	1,256	607
Kyivstar GSM JSC (“Kyivstar”)	1,061	75
GSM Kazakhstan Ltd (“Kazakcell”)	830	937
Azercell Telekom MMC (“Azercell”)	364	446
MegaFon OJSC (“Megafon”)	281	1,387
Hobim Bilgi Islem Hizmetleri AS (“Hobim”) (*)	—	1,223
Vimpelcom OJSC (“Vimpelcom”)	—	586
Other	1,507	600

	5,299	5,861

(*)	Hobim is not a related party effective from 20 June 2017.

Due from related parties is shown net of allowance for doubtful receivables amounting to TL 227 at 31 December 2017 (31 December 2016: TL 231).

Due from Megafon, Telia, Vimpelcom, Azercell, Millenicom and Kyivstar resulted from telecommunications services.

Due from Kazakcell, mainly resulted from software services and telecommunications services

	31 December 2017	31 December 2016
Due to related parties
Kyivstar GSM JSC (“Kyivstar”)	2,346	2,382
Wind Telecomunicazioni S.P.A.	1,738	—
Vimpelcom (Bvı) Ltd.	1,552	100
Geocell LLC (“Geocell”)	447	445
Megafon	17	892
Hobim (*)	—	6,260
Other	880	1,122

	6,980	11,201

(*)	Hobim is not a related party effective from 20 June 2017.

Due to Kyivstar, Megafon, Geocell, Wind Telecomunicazioni S.P.A. and Vimpelcom (Bvı) Ltd.mainly resulted from telecommunications services received.

The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 33.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

The following transactions occurred with related parties:

	2017	2016	2015
Revenue from related parties
Sales to Kyivstar
Telecommunications services	30,875	30,964	41,728
Sales to Telia
Telecommunications services	10,020	15,761	16,955
Sales to Vimpelcom
Telecommunications services	7,230	20,775	20,489
Sales to Megafon
Telecommunication services	6,362	11,773	14,958
Sales to Azercell
Telecommunication services	1,583	2,585	4,183
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	—	3,422	4,831
Sales to Millenicom (**)
Telecommunication services	—	997	8,861
Sales to KVK Teknoloji (***)
Simcard SIM card and prepaid card sales	—	—	217,080
Sales to other related parties	4,962	3,149	6,049

	61,032	89,426	335,134

Transactions with related parties

	2017	2016	2015
Related party expenses
Charges from Kyivstar
Telecommunications services	49,178	47,595	49,608
Charges from Hobim (****)
Invoicing and archiving services	16,993	31,832	29,570
Charges from Vimpelcom
Telecommunications services	10,853	2,721	4,348
Charges from Megafon
Telecommunications services	5,169	3,162	4,342
Charges from Telia
Telecommunications services	3,120	2,499	3,409
Charges from Azercell
Telecommunications services	734	1,361	28
Charges from Krea
Digital television broadcasting services	—	5,975	15,826
Charges from KVK Teknoloji
Dealer activation fees and others	—	—	76,743
Charges from other related parties	11,832	8,497	15,151

	97,879	103,642	199,025

(*)	Transactions with Krea include transactions until 26 August 2016.
(**)	Transactions with Millenicom include transactions until 21 January 2016.
(***)	KVK Teknoloji is not a related party effective from 6 July 2015. Transactions with KVK Teknoloji include transactions until that date.

(****) Transactions with Hobim include transactions until 20 June 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Related parties (continued)

Transactions with related parties (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding. Subsidiaries of the Company as at 31 December 2017 and 31 December 2016 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	31 December 2017 (%)	31 December 2016 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (1)	Turkey	Payment services and e-money licence	100	100
Lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji (2)	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	—
Paycell (3)	Ukraine	Payment services and e-money licence	100	—
Lifecell Digital (4)	Turkish Republic of Northern Cyprus	Telecommunications	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Subsidiaries (continued)

(1)	Turkcell Odeme operating under “Paycell” brand has been authorized by the Banking Regulation and Supervision Agency (“BRSA”) to operate as an “electronic money institution” and to provide intermediation service for invoice payments. The decision was published in the Official Gazette on 22 July 2017.
(2)	Turkcell Enerji that will be engaged in electricity energy trade, wholesale sales and retail sales was incorporated on 20 February 2017. The Company is a wholly owned subsidiary of Turktell and has obtained its electricity supply license upon approval from Energy Market Regulatory Authority (“EMRA”) as at 11 May 2017.
(3)	The company “Paycell LLC” which is established in Ukraine by lifecell and wholly owned by the company granted the “financial company” status on September 21, 2017. Paycell LLC will apply for financial services and local money transfer licenses to provide digital payment services to customers via credit device sales and e-money.
(4)	The transactions in relation to the incorporation of Lifecell Digital Limited in the Turkish Republic of Northern Cyprus (“TRNC”), which will offer services as an internet service provider, by our wholly-owned subsidiary Kıbrıs Mobile Telekomünikasyon Limited based in TRNC is completed as at 14 December 2017.

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non- controlling interests
		31 December 2017	31 December 2016	31 December 2017	31 December 2016	31 December 2017	31 December 2016

Inteltek	Turkey	45.00%	45.00%	35,924	39,346	46,072	50,863
Individually immaterial subsidiaries with non – controlling interest				22,706	12,369	9,855	5,769

				58,630	51,715	55,927	56,632

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Subsidiaries (continued)

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek

	31 December 2017	31 December 2016
Current assets	223,119	191,199
Non-current assets	9,290	17,367
Current liabilities	125,286	30,516
Non-current liabilities	4,742	65,020
Equity attributable to owners	102,381	113,030

	2017	2016

Revenue	184,025	178,408
Expenses	(104,194)	(90,973)

Profit for the year	79,831	87,435

Other comprehensive income/(loss) for the year	172	(618)
Dividend paid to non-controlling interests	(46,582)	(44,888)

Net cash inflow from operating activities	73,575	69,497
Net cash inflow from investing activities	19,930	17,470
Net cash outflow from financing activities	(75,113)	(119,751)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	8,574	18,213

Net cash outflow/(inflow)	26,966	(14,571)

39.	Cash flow information

Net debt reconciliation:

	Debt securities issued	Loans	Financial Leasings	Total
Balance at 1 January 2017	1,922,656	7,810,392	48,114	9,781,162
Cash inflows	209,808	24,030,222	72,421	24,312,451
Cash outflows	(503,391)	(22,768,911)	(1,068)	(23,273,370)
Other non-cash movements	246,448	1,466,205	3,253	1,715,906

Balance at 31 December 2017	1,875,521	10,537,908	122,720	12,536,149

Cash and cash equivalents				4,712,333

Net debt				(7,823,816)

40.	Subsequent events

Fintur, in which the Group holds 41.45% stake, has completed the transfer of its 99.99% total shareholding in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2017

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsequent events (continued)

2600 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, has been held on 31 January 2018. At the tender, lifecell has been awarded with the license for 15 years bidding UAH 909,251 (TL 129,155) for 15 MHz frequency band, the total of Lot 1 and Lot 2. Payment amounting to UAH 909,251 (equivalent to TL 129,155) of license was made in cash on 1 March 2018.

1800 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, was held on 6 March 2018. As a result of the tender, lifecell was awarded with the license for 15 years for 15 MHz frequency band on Lot 1 with its UAH 795,000 bid.

The 2017 General Assembly will be held on March 29, 2018 and the Board of Directors has proposed a dividend distribution for the year 2017 amounting to TL 1,239,500 which represented approximately 63% of distributable net income for the year 2017 on 15 February 2018. Dividend distribution decision is subject to approval of the General Assembly. This distribution is proposed to be paid in three equal installments on June 18, 2018, September 17, 2018 and December 17, 2018. The dividend amount is in line with the Group’s dividend policy approved during the Ordinary General Assembly Meeting held on March 26, 2015 and without deduction for tax settlements provisioned as disclosed on January 30, 2018.

Fintur, in which the Group holds 41.45% stake, has transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”), a fully state owned company by the Republic of Azerbaijan, at the price of EUR 221,700 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.