Form 20-F
period 2018-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2019-03-15
CIK 1071321

As filed with the Securities and Exchange Commission on March 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

1

2

INTRODUCTION

This is the 2018 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

•	our growth strategy being partly dependent on new investment opportunities;

•	instability in the political environment and/or downturn in the economy, as well as volatile international markets and events and the threat of terrorism, in Turkey and/or internationally;

•

foreign exchange rate risks which could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms;

•

reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;

•	regulatory decisions and changes in the regulatory environment;

•

failure by us, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our suppliers, to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions;

•	interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect;

•

risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete;

•

various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G license and alleged health risks and zoning limitations related to our base transceiver stations;

•	our dependence on certain suppliers for network equipment and the provision of data services as well as distributors;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	legal actions and claims to which we are a party;

•	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;

•	our ability to retain key personnel and distributors; and

•	volatility in the market price of our ADSs.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2018 and 2017 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2018 (“Annual Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective from the fourth quarter of 2015, our financial statements have been presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We no longer present financial statements in USD. This change has allowed us to align our Turkish and US reporting.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited Consolidated Financial Statements as of December 31, 2018 and 2017, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of income, statement of financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2018, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2018 and as of the respective years.

	2018	2017	2016	2015	2014
	(TRY millions, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Income Data
Total revenues(1)	21,292.5	17,632.1	14,285.6	12,769.4	12,043.6
Cost of revenues(2)	(14,146.0)	(11,350.2)	(9,236.6)	(7,769.5)	(7,383.9)
Gross profit	7,146.5	6,281.9	5,049.0	4,999.9	4,659.7
Other income	241.4	74.4	78.6	44.5	58.9
Administrative expenses	(673.4)	(645.2)	(721.8)	(625.3)	(562.7)
Selling and marketing expenses	(1,626.7)	(2,005.4)	(1,910.9)	(1,901.9)	(1,974.6)
Net impairment losses on financial and contract assets	(346.4)	—	—	—	—
Other expenses	(381.5)	(773.3)	(312.8)	(270.4)	(135.2)
Operating profit	4,359.9	2,932.4	2,181.9	2,246.8	2,046.1
Finance income	1,932.1	818.4	961.6	756.1	955.4
Finance costs	(3,619.1)	(1,141.3)	(1,134.4)	(799.5)	(1,247.0)
Net finance/(cost)/income	(1,687.0)	(322.9)	(172.8)	(43.4)	(291.6)
Monetary gain(3)	—	—	—	—	205.1
Share of loss of equity accounted investees(4)	(0.1)	—	—	—	4.5
Profit before income taxes	2,672.8	2,609.5	2,009.1	2,203.3	1,964.0
Income tax expense	(495.5)	(571.8)	(423.2)	(667.1)	(730.4)
Profit from continuing operations	2,177.3	2,037.8	1,586.0	1,536.2	1,233.6
Profit/(loss) from discontinued operations(4)	—	—	(42.2)	367.3	202.8
Profit for the period	2,177.3	2,037.8	1,543.8	1,903.6	1,436.5
Attributable to:
Owners of the Company	2,021.1	1,979.1	1,492.1	2,067.7	1,864.7
Non-controlling interest	156.3	58.6	51.7	(164.1)	(428.2)
Profit for the period	2,177.3	2,037.8	1,543.8	1,903.6	1,436.5
Basic and diluted earnings per share – Total Group(5)	0.93	0.90	0.68	0.94	0.85
Basic and diluted earnings per share – from continuing operations(5)	0.93	0.90	0.70	0.77	0.76
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	7,419.2	4,712.3	6,052.4	2,918.8	9,031.9
Total assets	42,765.3	33,982.5	31,600.2	26,207.3	23,694.2
Long-term debt(6)	13,119.6	8,258.0	6,935.1	3,487.8	1,247.9
Total debt(7)	20,155.5	12,536.1	9,781.2	4,214.2	3,697.7
Total liabilities	26,711.7	18,937.4	15,531.8	11,788.4	6,983.6
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity	16,053.6	15,045.1	16,068.4	14,418.9	16,710.6
Weighted average number of shares(8)	2,184,750,233	2,193,184,437	2,193,184,437	2,200,000,000	2,200,000,000

	2018	2017	2016	2015	2014
	(TRY millions, except share data and certain other data)
Consolidated Cash Flows Data(9)
Net cash generated by operating activities	5,829.9	3,101.3	607.1	1,901.3	1,990.8
Net cash used in investing activities	(4,535.6)	(3,304.6)	(2,976.7)	(3,563.0)	(1,378.0)
Net cash generated by/ (used in) financing activities	(534.4)	(1,566.7)	4,839.0	(4,887.4)	93.0
Other Financial Data
Dividends declared or proposed(10)(11)	—	1,900.0	3,000.0	—	794.0
Dividends per share (declared or proposed)(11)	—	0.86	1.36	—	0.36
Gross margin(12)	34%	36%	35%	39%	39%
Adjusted EBITDA(13)	8,788.0	6,228.3	4,619.5	4,140.5	3,761.8
Capital expenditures (14)	7,643.0	4,087.4	3,494.4	8,536.2	2,144.8

(1)	Total revenues includes telecommunication services, equipment revenues, revenue and commission fees on betting business, call center revenues and revenues from financial services (Note 5).
(2)

Total cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, radio costs, billing costs, depreciation and amortization charges, technical, roaming charges, interconnection fees, cost of goods sold, and personnel expenses for technical personnel related to our technicians frequency expenses and cost of revenues from financial operations (Note 10).

(3)

A hyperinflationary period commenced on January 1, 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The economy of Belarus was considered to transit out of hyperinflationary status and we determined to cease applying IAS 29 starting from January 1, 2015. Therefore, subsidiaries operating in Belarus have not applied IAS 29 in 2015.

(4)

Following inconclusive negotiations for us to purchase Telia’s stake in Fintur and KCell, we decided to sell our Fintur stake and consequently, Fintur is classified as held for sale and reported as discontinued operations (Note 16).

(5)	2016 and 2017 EPSs computed over 2,193,184,437 shares and 2018 EPS computed over 2,184,750,233 shares.
(6)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(7)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(8)

We have purchased 8,434,204 shares with a price range of TRY 10.01 to 12.33 as part of our share buyback decisions on July 27, 2016 and January 30, 2017. The transactions amount to TRY 94,620 thousand. Treasury shares are deducted from Equity (Notes 25 and 26).

(9)	The presentation of statement of cash flows for the year ended December 31, 2015 has been revised in 2016.
(10)

The dividend paid in 2017 related to the years 2010 through 2016. With regard to the dividend paid in 2018 relating to the year 2017, the amount proposed by the Board of Directors on February 15, 2018 was TRY 1,239.5 million, however the amount approved at the Annual General Meeting held on March 29, 2018 was TRY 1,900 million. The Annual General Meeting for 2018 has not been called for as at March 7, 2019.

(11)

Dividends per share were computed over 2,200,000,000 shares. The dividends per share were TRY 0.36, TRY 1.36 and TRY 0.86 for the years ended 2014, 2016 and 2017 respectively (equivalent to $0.07, $0.26 and $0.16 respectively as of December 31, 2018).

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

(14)	Capital expenditure in 2018 includes the impact of IFRS15 and IFRS16 adjustment amounting to TRY 3,000.5 million.

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

Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company, subject to differences in the way it is calculated by different companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

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

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(Million TRY)
Profit for the period	2,177.3	2,037.8	1,543.8	1,903.6	1,436.5
Profit or (loss) from discontinued operations	—	—	(42.2)	367.3	202.8
Income tax expense	(495.5)	(571.8)	(423.2)	(667.1)	(730.4)
Consolidated profit before income tax	2,672.8	2,609.5	2,009.1	2,203.3	1,964.0
Share of loss of equity accounted investees	(0.1)	—	—	—	4.5
Depreciation and amortization	(4,288.0)	(2,597.0)	(2,203.3)	(1,667.8)	(1,639.4)
Other operating income/(expense)	(140.1)	(698.9)	(234.2)	(225.9)	(76.3)
Monetary gain	—	—	—	—	205.1
Finance income/(costs)	(1,687.0)	(322.9)	(172.8)	(43.4)	(291.6)
Adjusted EBITDA	8,788.0	6,228.3	4,619.5	4,140.5	3,761.8

The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2018	2017	2016
Industry Data
Population of Turkey (in millions)(1)	82.0	80.8	79.8
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	18.8	18.5	17.4
Number of mobile M2M subscribers at end of period (in millions)	2.4	2.3	2.1
Number of mobile prepaid subscribers at end of period (in millions)(3)	14.9	15.6	15.7
Number of fiber subscribers at end of period (in thousands)	1,385.6	1,204.3	1,043.9
Number of ADSL subscribers at end of period (in thousands)	905.6	921.4	818.0
Number of IPTV subscribers at end of period (in thousands)	613.4	505.9	359.7
Total Turkcell Turkey subscribers at end of period (in millions)	36.7	36.7	35.3
Total Turkcell Group subscribers at the end of period (in millions)(4)	48.9	50.2	50.1
Mobile average monthly revenue per user (in TRY)(5)	33.9	29.8	26.8
Postpaid	48.2	43.0	39.2
Postpaid (excluding M2M)	54.9	48.5	44.0
Prepaid	16.9	14.9	13.9
Fixed Residential average monthly revenue per user (in TRY)(5)	55.7	53.6	51.1
Mobile average monthly minutes of use per subscriber(6)	359.5	347.1	323.9
Mobile Churn(7)	2.1%	1.9%	2.3%
Fixed Churn(8)	1.8%	1.8%	1.8%
Number of Turkcell employees at end of period	4,065	3,967	3,870
Number of employees of consolidated subsidiaries at end of period(9)	20,120	19,768	18,995

(1)	The population of Turkey for 2018, 2017, and 2016 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017—a. Revenues”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Turkish Republic of Northern Cyprus and Germany.
(4)	Subscriber numbers include subscribers in Ukraine, Belarus, Turkish Republic of Northern Cyprus and Germany.
(5)	We calculate average revenue per user using the weighted average number of our mobile or fixed subscribers, as relevant, in Turkey during the period.
(6)

Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.

(7)

Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See “Item 4.B. Business Overview—V. Churn” for information concerning subscriber disconnection policy, changes in the policy and change in presentation as of the third quarter of 2018.

(8)

Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between Fiber and ADSL.

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

In our conventional Turkish telecommunications market, we currently face price competition on telecommunication services from two other operators, Vodafone and Turk Telekom Group. Turk Telekom’s majority shareholder, Oger Telecom, has defaulted on the bank loans it used to finance its stake in Turk Telekom. Accordingly, the ownership of Oger Telecom’s 55% stake was transferred to a special purpose company established by the creditor banks in late 2018. We cannot predict how this situation will be resolved or whether there will be changes in its strategy or ownership in the meantime. The outcome of this situation could have a significant impact on the competitive environment in which we operate.

A key element of our strategy is to offer digital services and become the “digital operator”. As a result, we expect to find ourselves increasingly in competition with companies that specialize in the development of internet applications and services (namely “over-the-top”, or “OTT” services). The leading companies in these businesses have the advantage of operating in more lightly regulated environments and are generally global (WhatsApp, Spotify, etc.), while our company today is primarily a Turkey-based telecom company in a heavily regulated market and with a smaller global footprint. Most of these global players have entered the Turkish market, which is likely to significantly increase the competition we face in these businesses and may have a negative impact on our growth capabilities as a digital operator. In addition, newer applications from less well-known developers are constantly being introduced and may disrupt areas of the digital services industry in which we seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had an adverse impact on our revenues. Furthermore, other “traditional” operators in Turkey also offer such services that they have developed independently or in partnership with global OTTs as part of their offerings, thereby increasing competition in the local market.

Another obstacle to our growth as a “digital operator” is that certain apps offered by our competitors are already embedded in the phones of our customers, which increases their accessibility in comparison with our apps. For example, the Apple Music app, which is a competitor of our fizy app, is embedded into iPhones and is thus significantly more accessible.

In our conventional telecommunications business, in the past, Turkey’s principal telecommunications regulator, the ICTA, has interfered with our ability to price our services and respond to competitive pressures. Regulatory actions, in large part from the ICTA, have been a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, such as interconnection rates which have been set asymmetrically and have facilitated increased competition. It is possible that the ICTA may also act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. Furthermore, sub-brand initiatives of the existing competitors, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling xDSL from the incumbent operator Turk Telekom and we are dependent on their sales service in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customers and lead to churn of our xDSL subscribers. Competition in the market may also be adversely affected by changes in a number of other areas that are not specific to telecommunications, such as taxes (in particular taxes on our services and on mobile devices), increases in interest rates, depreciation of the Turkish Lira against the U.S. Dollar or Euro, adverse macroeconomic developments and changes in consumer behavior. Any one of these could in turn adversely affect the development of our business and consequently, our financial results.

Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

In addition to growing our existing business, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities, principally in Turkey and in countries or ventures in which we are already present, in order to leverage our experience and technological base in mobile or fixed telecommunications and/or services. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements, branding and know-how support services, digital services cooperation and marketing partnerships. In accordance with our convergence strategy, the opportunities that we pursue in some markets, including Turkey, may include services that would be adjacent or complementary to services that we already offer in such markets.

Further, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business. Examples of opportunities that we are currently considering or investing in outside of our traditional telecommunications activities include the following:

•

As part of our digital operator strategy, we offer our digital services outside of Turkey to other operators through our Dutch subsidiary Lifecell Ventures Cooperatief U.A. (“Lifecell Ventures”), which offers Turkcell’s digital communications, entertainment and transactional applications. Lifecell Ventures’ business model is based on charging consultancy, brand and license fees in return for provision of digital service infrastructure and know-how to other operators. We cannot ensure the commercial success or profitability of this business. The success of this strategy to export our digital applications to countries outside of Turkey will depend on our and our partners’ ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through digital services cooperation agreements and similar agreements, we will face increasing reputational, regulative and commercial risks in those new markets, both directly and through our local partners.

•

We have participated in a consortium that has committed to manufacture electric passenger cars in Turkey in the coming years. Turkcell aims to act as the technology partner in the consortium which has established a company in June 2018, named “Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S.” (“TOGG”). We are a founding partner of TOGG with a 19% stake. The initial capital of the consortium is agreed upon as EUR 500 million, subject to the confirmation of a stimulus package by the Government, to which all parties have committed to contribute as per the level of their individual stakes. As of March 7, 2019, we invested TRY 50 million as our share of initial capital. This is a new business for us, in which we will face new risks. While still in the planning stage, the consortium aims to manufacture the prototype electric car by December 2019 and targets full production in 2022. Associated risks are envisaged to be financial, development and manufacturing process risks, as well as risks related to the shared control of TOGG and other risks.

•

In 2017, we entered the energy business, through Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret Anonim Sirketi (“Turkcell Enerji”), which is engaged in electricity trading, wholesale sales and retail sales through its electricity supply license from the Turkish Energy Market Regulatory Authority (“EMRA”). Through this business we face various risks that are new to us, including an exposure to a new regulatory regime and the risk of not being able to buy and sell electricity on commercially viable terms. The cost of electricity is significantly affected by exchange rates (imported resources such as natural gas and coal account for more than 50% of electricity production in Turkey), the available supply of natural gas and regulatory actions. Further, the profit margins in this business are currently lower than that of our telecommunications businesses. Turkcell Enerji is also evaluating new opportunities in solar energy production (primarily for our own use and for sale) which, if successful, might bring in additional operational, financial, regulatory and other risks.

•

A new company called Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra Kurumsal”) has been incorporated by our Company’s subsidiary Turkcell Odeme ve Elektronik Para Hizmetleri A.S. (“Turkcell Odeme”) together with Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish Post. The company is mainly involved in the provision of services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, as well as vehicle payments and smart keys. All three stakeholders share equal rights namely in terms of board nominations and the unanimous consent of the shareholders is required in the context of general assemblies, thereby possibly slowing down the decision-making process and affecting our ability to execute business decisions and take other actions that we consider to be in the best interest of the company. Additionally, the financial success of this company cannot be assured, as its growth is largely dependent on its capacity to penetrate a highly competitive market which is largely controlled by a few key players. Turkcell Odeme may also participate as a founding shareholder in the incorporation of a “Joint Payment Company” together with private and public companies in order to carry out system operating activities as well as other activities authorized under the Law numbered 6493 on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions, within the scope of the operating permit to be obtained from the Central Bank of Republic of Turkey (“CBRT”).

•

We have established Turkcell Sigorta Aracılık Hizmetleri A.S. (“Guvencell”) as a fully owned subsidiary involved in the insurance agency business in 2018. In partnership with multiple insurance companies, Guvencell is entitled to offer insurance policies not only to Turkcell customers in Turkey but also to the other operators’ customers in the form of device protection insurance, life insurance and critical illnesses insurance. Guvencell has also acted as an agency in Turkcell Group employees’ health insurance. Guvencell is operational with the approval of the Undersecretariat of Treasury - General Directorate of Insurance and must operate in conformity with the relevant rules and regulations.

•

We are in the test phase of entering the smart device leasing business as an alternative to providing consumer finance loans for smart devices through one of our existing subsidiaries. If we decide to go ahead, the commercial success of this business would be largely dependent on our ability to succesfully collect the leasing payments, as well as on our capacity to both lease the devices, service the devices through third party partners during the term of the loan, and then sell the devices that have been previously leased and refurbished, on commercially viable terms. In particular, we will face the risk that the Banking Regulation and Supervision Agency’s (“BRSA”) current regulation imposing a cap on the number of instalments with regard to consumer loans for mobile phones and smart devices might be applied or be deemed to apply to, the device leasing business, which could negatively affect demand and consequently the development of this business. This business will also lead to an increase in our inventory balance coupled with a higher capital expenditure requirement, as we will have to purchase the devices to be leased. If the competition in this business intensifies and we fail to respond rapidly and adequately, this could adversely affect the development of our device leasing business and, consequently, our financial results.

New investments may not achieve expected returns or returns that are in line with those of our core business in Turkey, which may cause high value erosion. In many of the markets and businesses in which we have invested, may invest or may increase our investment, it may take several years and significant expenditures to achieve desired profitability, if at all. As part of our strategy as a converged player offering multiple telecommunications services, we may consider acquiring fixed operators in certain of the markets in which we operate. Any such acquisition would increase our exposure to the risks associated with these countries and these types of businesses. If we become a minority shareholder in an investment, we might encounter difficulties in protecting our shareholder rights. In addition, if an asset in which we have invested does not provide the expected returns, we may need to make further investment or we may consider disposal at a sale price that may be below carrying value or liquidation.

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

Since 2002, the AKP (the Justice and Development Party) won governing majorities four times during a period in which Turkey’s economy generally enjoyed growth and stability. Turkey held its inaugural presidential election on August 10, 2014 based on the constitutional changes implemented following the constitutional referendum held on October 21, 2007. Recep Tayyip Erdogan, leader of the ruling AKP, won the election in the first round. On April 16, 2017, a majority of Turkish voters approved a referendum amending certain articles of the Turkish Constitution to expand the powers of the president to create an executive presidency. Turkey’s political stability has been affected by the coup attempt against the government in power on July 15, 2016. Following the coup attempt, the Turkish government declared a state of emergency in the country, entitling it to exercise additional powers aimed at restoring stability across the country. In June 2018, Turkey held its first dual parliamentary and presidential elections, and then-President Recep Tayyip Erdogan won in the first round and became the Executive President for the next five years. Following the election, the Turkish Government halted the state of emergency in July 2018.

Turkey has experienced solid economic growth through 2017 and the first half of 2018, following a series of government-initiated measures to ensure financial stability. In August 2018, the Turkish economy experienced currency volatility where the Turkish Lira depreciated sharply due to growing tensions between the US and Turkey over the detained the US pastor Andrew Brunson in addition to the tighter monetary policy expectations of the financial markets needed to decrease currency volatility. The detention of Andrew Brunson also triggered bilateral imposition of sanctions. On August 1, 2018, the United States imposed sanctions against two Turkish Government officials for their roles in the arrest and detention of the Mr. Brunson under the Global Magnitsky Act. As retaliation, Turkey imposed sanctions against the U.S. officials on the basis of reciprocity. Additionally, on August 10, 2018, U.S. tariffs on steel and aluminum imports from Turkey have been increased to 50% and 20%, respectively. Increasing tension in the U.S.–Turkey diplomatic relationship caused fluctuations in the local market, resulting in a depreciation of the TRY against the USD. Turkish regulatory bodies implemented several measures to prevent further deterioration of the TRY and the financial markets. The pastor was released after the trial on October 12, 2018, resulting in a gradual decrease of the tension between the U.S. and Turkey. With the aim of ensuring financial stability and supporting the Turkish Lira, the CBRT increased its policy rate by 625 bps in September 2018 and provided TRY and foreign exchange (FX) liquidity to the banking system. In addition, collateral FX deposit limits for TRY transactions of banks have been raised. To prevent a sudden decrease in economic activity, taxes were cut in several sectors, including automotive, white goods and furniture. The strong monetary policy tightening has led to a very sharp macro rebalancing in the form of a rapidly improving current account balance and slowing inflation. Improving price competitiveness contributing to exports and diminishing domestic demand, with substantial financial tightening, has resulted a sharp improvement in external balances. After all these measurements, Turkish Lira appreciated 20.4% against the U.S. Dollar between August and December 2018. Overall, the monetary policy has been effective with overshooting interest rates, contracting credit and collapsing imports, eventually reversing the upward trend of inflation.

After the financial turmoil in August 2018, the Turkish authorites took a series of measures to ensure financial stability and support the Turkish Lira. The Ministry of Treasury and Finance announced the New Economic Plan (“NEP”) and the year 2019 was announced as a rebalancing period. Although the NEP envisages growth of 2.3% in 2019, such outlook may be affected by a global economic slowdown, increased geo-political uncertainties and a weakening in domestic consumption. Exceptional food inflation and TRY depreciation have led to a yearly rise in headline inflation to 20.3% in December 2018, recording the highest level since December 2003. Inflation is expected to decline in 2019. Due to the fact that we enter into fixed term contracts with a large portion of our mobile and fixed voice and data customers, we face difficulties in adjusting our prices to adequately reflect any inflationary pressures, which has and may have an adverse effect on our business, financial condition and results of operations. The budget deficit rose to 2.0% of the GDP in December 2018, and is expected to widen as a result of increased government spending to sustain strong economic activity. Moreover, the announced restructuring campaign regarding consumer credit card debts and small & medium company loans, aimed at lowering interest rates via public banks, could expose the banking sector to further risks. Loan growth, which contracted in the fourth quarter of 2018, has been running above zero in the first quarter of 2019, however the non-performing loan (“NPL”) ratio has continued to rise and it is expected to increase further as a result of the weak economic outlook. The Turkish Government has also announced it will reduce investments in those projects that are not deemed as directly serving the essential needs of the public or adding value to the economy between 2019-2021. This decision may significantly reduce our business potential on the corporate side to do business with the government and negatively affect our business and financial condition. Additionally, even though we are not currently experiencing any repercussions, further deterioration in loans or in general economic outlook may negatively affect our mobile and consumer finance businesses along with other industries. Geopolitical and domestic political factors, such as the military intervention in Syria and the run-up to the March 2019 municipal elections, are other sources of uncertainty and impose further risks on the country’s economy. Also, the international credit rating agencies including Fitch, Standard & Poor’s (“S&P”) and Moody’s may cut Turkey’s grade further, and this also could further increase the pressure on the Turkish Lira and interest rates.

More generally, in our view, among the biggest threats to the global economy, including the Turkey economy, in 2019 are weakening global growth, trade tensions between U.S. and China, global financial tightening, the potential for a significant slowdown in the Chinese economy and European political uncertainty. In January 2019, the International Monetary Fund (“IMF”) revised its global growth forecast for 2019 from 3.7% to 3.5%, and for 2020 from 3.7% to 3.6%, mainly because of the negative effects of tariff increases enacted in the United States and China, the weakening financial market sentiment, and the tightened financial conditions. A number of institutions such as the European Central Bank (“ECB”) and the IMF have published several trade war scenarios, showing that the effects of such measures have a negative impact on global growth. Taking into account global trade tensions, weakening investment expenditure and high levels of debt, a hard landing scenario for China is possible and would have serious implications not only for China, but also for Turkey and the global economy. According to the recent indicators and surveys, the Eurozone economy has been slowing from previously high levels, due to weakening domestic demand and higher borrowing costs, elevated sovereign yields in Italy, street protests in France, softening of private consumption, weakened industrial production following the introduction of revised auto emission standards, subdued foreign demand in Germany as well as the uncertainty surrounding Brexit. The 2019 elections in Eastern Europe may further exacerbate the political tensions in the region. As the largest exporting partner, a slowdown in Germany and the Eurozone presents an important risk to the Turkish economy. The effect of prolonged low energy prices on commodity-exporting countries in the region such as Russia, Saudi Arabia and Iran may negatively affect the terms of trade between these countries and Turkey. After the global sell-off in equities at the end of 2018, the US Federal Reserve (“Fed”) cut its rate hike projections for 2019. Nevertheless, ongoing normalization of Fed and ECB monetary policy, fragile growth outlook in Turkey’s key export destinations and geopolitical risks stemming from instability in Iraq, Syria, Iran, Georgia, Cyprus, Egypt, Tunisia, Israel, Armenia and Russia, the impact of this on Turkish foreign relations, including with the United States, as well as increasing uncertainty regarding the political outlook in Ukraine and in the Commonwealth of Independent States (CIS) regions are additional sources of risks for Turkey.

Furthermore, the Turkish Army is dedicated to fight against terrorist groups inside Turkey, Syria and Northern Iraq, notably the People’s Congress of Kurdistan (known as the PKK), and also extremist terrorist groups like ISIS in neighboring countries. Turkey’s probable Membic operation against ISIS,YPG/PYD/PKK, can impose higher risks on the budget deficit if the operation lasts longer than anticipated. Also, the departure of U.S. troops from Syria is likely to result in an increased uncertainty in the region.

Slower growth and inflationary pressures as a result of the factors described above may have a negative impact on consumer sentiment, resulting in a decrease in sales which could have an adverse effect on our business, financial condition and results of operations. Furthermore, geopolitical risks are currently prevailing, primarily on the basis that relations with the US continue to be fragile on various fronts, and this could potentially lead to volatility in the future. There can be no assurance that the political and more importantly geopolitical situation within Turkey or its neighboring countries will not deteriorate. The rise of protectionism and the threat to globalization is likely to impact political and economic affairs. These, coupled with rising geopolitical risks, might deter politicians from implementing economic programs, may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi, Ukrainian Hryvnia (“UAH”), and Belarusian Ruble (“BYN”). Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles, and Chinese Renminbi versus U.S. Dollars and Euros, have had and may have an unfavorable impact on us. In particular, a substantial majority of our equipment expenditures is currently, and expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble and Euro. As of December 31, 2018, our total debt was TRY 20,155.5 million. As of December 31, 2018, the debt balance of our companies operating in Turkey was TRY 18,748.6 million, of which TRY 9,761.5 million ($1,855.5 million as of December 31, 2018) was denominated in U.S. Dollars and TRY 7,127.5 million (EUR 1,182.4 million) in Euro. As of December 31, 2018, the debt balance of lifecell was TRY 925 million, denominated in UAH. Meanwhile, Belarusian Telecom had a debt balance of TRY 4.2 million, denominated in BYN.

In addition, we are exposed to currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular with our universal service obligations for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies (primarily in USD, but also Euro and Chinese Renminbi). Also, the financing of infrastructure investments, potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. dollar and/or Euro debt, further increasing our currency exposure. The effect of the depreciation in TRY is typically reflected in inflation rates in 3-6 months on average. According to the research of the CBRT, the exchange rate pass through realization in Turkey is around 10-15% and this figure might be well over 20% in an overheated economy. As of the third quarter of 2018 overall exchange rate pass through has increased to approximately 17% and is expected to decrease to 10-15% level with the appreciation of the TRY. High exchange rate pass through creates increasing production prices which is eventually reflected in consumer prices. Between 2011 and 2015 additional point impact on inflation was 1.8 when average inflation was 8.2%. See “Item 8. Financial Information” and Note 35 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. Devaluations that are not matched by adjustments in our tariffs have had, and may continue to have, an adverse effect on our results of operations and our liquidity. See “Item 4B. Business Overview—II Tariffs”. We are also exposed to currency exchange rates on the prices of the smartphones that we rely on for the promotion of our digital and data services. After the 2008 financial crisis, with the flow of cheap funding, the Turkish economy experienced import driven growth. Therefore consumption patterns have shifted towards foreign currency denominated goods along with raw materials and intermediary goods used in production. Production has been negatively impacted by the price inflation of raw materials and intermediary goods. Depreciation in TRY triggered inflationary pressures which resulted in a deterioration in the purchasing power of consumers. Coupled with slow growth and low purchasing power, consumers demand has fallen. Turkish Lira depreciation has made smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for the services, which may have a negative impact on our profitability and financial position.

According to the CBRT, the TRY depreciated by 39% against the U.S. Dollar and 49% against the Euro in 2018, driven mainly by exacerbated macroeconomic conditions and geopolitical uncertainty as well as international developments such as increased U.S. interest rates, policy normalization signals from the ECB and rate hikes from the Fed and tensions between US and China. As of March 7, 2019 the TRY has depreciated a further 2.25% against the U.S. Dollar and 0.86% against the Euro according to the CBRT. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi.

Turkey has recently introduced a series of measures in relation to foreign exchange matters. A Presidential Decree amending the Decree No. 32 on the Protection of the Value of Turkish Currency, enacted on September 13, 2018 (“Presidential Decree”), provides that, except for certain exemptions determined by the Ministry of Treasury and Finance (“Ministry of Finance”), the contract price and all other payment obligations under (i) sale, purchase, and lease agreements (including financial leases) regarding immovable properties and vehicles, (ii) employment, (iii) services, and (iv) construction agreements entered into between Turkish and non-Turkish natural and legal persons resident in Turkey must be in Turkish Lira. In other words, the Presidential Decree precludes Turkish and non-Turkish natural and legal persons resident in Turkey from determining, or indexing to, the contract price or other payment obligations with regards to the aforementioned transactions in foreign currencies. Further, a 30-day transition period was envisaged by the Presidential Decree for the Turkish and non-Turkish natural and legal persons resident in Turkey to amend their existing agreements which fall within the scope of the restrictions, such that the contract price and all other payment obligations thereunder must be re-determined in Turkish Lira. The Ministry of Treasury and Finance determined on October 6, 2018 the scope of the restrictions above introduced by the Presidential Decree, by way of setting out the restrictions and exemptions on a contract type basis. On 16 November 2018, the scope of the exemptions was amended with another Communiqué numbered 2018-32/52 published in the Official Gazette dated 16 November 2018 and numbered 30597. The main highlights to the exemptions include issuance of capital markets instruments, employment agreements related to work performed abroad, service agreements of which the parties are not Turkish citizens, sales agreements including software produced abroad within the scope of information technologies and license and service agreements including hardware and software produced abroad and financial leasing agreements within the scope of Article 17 and 17/A of Decree No. 32. While none of one of our material agreements has been amended under this legislative change, there can be no assurance that similar measures will not impact our ability to enter into foreign currency agreements.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future. In several of the other countries in which we have businesses, in particular Ukraine and Belarus, there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries. Any significant fluctuations in the value of the TRY relative to other currencies could have an adverse effect on our business, financial condition and results of operations.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased funding needs, in particular to finance our technological expansion and investments. In the previous three years, this included the payment of the Turkish 4.5G license fee, Ukrainian 4.5G license fee and related capital expenditures in Turkey and Ukraine as well as the establishment of a consumer finance company in Turkey. Furthermore, in 2017 and 2018, we paid TRY 3 billion and TRY 1.9 billion dividend, respectively, and made capital expenditures and loan repayments, which significantly reduced our available cash. Looking ahead, we expect to continue to experience moderate cash outflows in relation to new licenses and network roll-out, continuing fiber development and potential dividend payments. The ongoing disputes among our shareholders may also have an impact on our liquidity position, to the extent that they may affect dividend payments. In the past, as a result of such disputes, dividends were not paid for several years and then the resulting backlog was eventually paid in a short period of time. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than our dividend policy. Our working capital requirements have increased in the last three years in particular after our consumer finance company began its operations. The BRSA’s current regulation imposing a cap on the number of instalments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly. However, working capital requirements could once again increase should the BRSA increase the maximum number of instalments on mobile phone related loans or our entry to the leasing business, both of which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements and thus our borrowing costs.

Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly, to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations. We enter into derivative transactions and hold hard currency to manage the risk with respect to the Turkish Lira. However, derivative transactions might have costs and may not fully cover all of our risks. Furthermore, no assurance can be given that we will continue to have access to financing on terms or be able to conduct derivative transactions with terms that are satisfactory to us or at all. In addition, no assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and increase borrowing requirements.

As of December 31, 2018, our total debt was TRY 20,155.5 million. TRY 8,590.5 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been increasing within the last year and could expose us to increased costs if rates increase further. In 2015, we arranged a number of financing facilities in a principal amount of approximately $2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this financing amount, we issued a 10-year Eurobond with an aggregate principal amount of $500 million and utilized $500 million in October 2015 which was followed by a EUR 1.25 billion, 10 year loan facility from the China Development Bank. EUR 500 million of this facility was immediately utilized. Furthermore, in 2016 we utilized USD 500 million and EUR 445 million under a 5-year club loan agreement from five international banks. EUR 60 million in 2017 and USD 140 million, EUR 100 million and RMB 251 million were utilized in 2018 from the China Development Bank facility. In the last three years, we also borrowed to finance the growing business of our consumer finance company and to finance the working capital requirements of our operations in Ukraine. In April 2018, we issued another 10-year Eurobond bond with an aggregate principal amount of $500 million with fixed coupon rate of 5.80% per annum. We may continue borrowing to finance our infrastructure investments, consumer finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, on June 19, 2018, we entered into a framework shareholder loan agreement pursuant to which excess TRY cash in Turkcell is made available to other group companies in Turkey as a short term TRY loan at arm’s length basis in line with current market conditions.

In 2015, we received investment grade ratings from Moody’s, S&P and Fitch Ratings and sustained these in 2016 and 2017, although in 2017 Moody’s and S&P changed the outlook on our ratings to negative from stable. In 2018, Moody’s, S&P and Fitch Ratings downgraded our credit rating to non investment grade in accordance with their respective internal practices to reflect their individual decisions in the beginning of the third quarter of 2018 to reflect the downgrade Turkey’s sovereign rating. Fitch and Moody’s both put our company on negative outlook, while S&P changed the outlook to stable from negative by mid-2018. A decrease in our free cash flow, an increase in our net debt position or more generally a change in financial policies and projections, a material increase in investment and acquisition plans or shareholder returns and an increase in corporate governance issues could also result in a further credit rating downgrade. In November 2018, our contract with Moody’s ended. We continue to receive credit rating services from S&P and Fitch Ratings.

Some of our borrowing agreements contain cross default clauses, which could trigger an event of default under such agreements in the event of a default by a Group company under its own borrowing agreements (such default by that Group company being subject to certain thresholds).

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

We are subject to a significant range of legislative and regulatory requirements, both in Turkey and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we can communicate with customers, including in particular our ability to contact subscribers with our offers, our ability to implement any planned or future network or infrastructure sharing initiatives and our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators. Furthermore, our licenses generally have specified terms and renewal is not assured. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure (formerly the Ministry of Transport, Maritime Affairs and Communications of Turkey) (the “Turkish Ministry”) regulations and actions relating to our voice, SMS, data and value added services have negatively affected our pricing and our ability to design and launch campaigns and offers. One of these regulations regarding the retail pricing per voice minute has been lifted and the regulatory burden has consequently been significantly reduced. However, the retail price cap in mobile has been reintroduced by the ICTA in October 2018. In addition, interconnection rates are still set by the ICTA, and, there is a possibility that further regulatory actions may adversely affect our company’s wholesale revenues. In addition, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, while imposing less stringent ones on other mobile telecommunications operators in the market, both of which may adversely affect our business and financial condition. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkey. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which require companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulation may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20,000,000. Ensuring compliance with these various privacy legislations is a longlasting commitment, which requires substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

Furthermore, given that we process personal data, namely of our customers we are subject to the Law No. 6698 on The Protection of Personal Data and the regulations of the Turkish Personal Data Protection Authority, as well as data protection legislation under the Electronic Communications Law and the ICTA’s data protection regulations. For more information, see “Item 4.B. Business Overview-Regulation of the Turkish Telecommunications Industry”. Should we fail to properly implement and comply with these data protection laws and regulations, we might face administrative fines of up to approximately TRY 1,470,000 per breach, depending on the nature of the failure(s), as well as criminal sanctions or other regulatory actions by the Personal Data Protection Authority, and face administrative fines up to 3% of yearly net sales of the ICTA-regulated companies in breach. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. In particular, we are facing increased risks with regard to these laws and regulations as the number of our Paycell customers -in relation to whom we hold sensitive data such as credit card information- increases rapidly. If we or those with whom we share information fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in lost future business. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

The ICTA has introduced new regulations or changes to regulations in a number of areas that could affect our business, including the following:

•

Customer reimbursements are now more highly regulated, which will increase our liability and place a higher administrative burden on our company. For example, reimbursements must now take place in under a month (unless another period is set forth by a decision of the ICTA), and we may face penalties should we fail to meet this requirement. Additionally, we will be subject to the obligation to transfer unpaid reimbursements to a universal service fund.

•

The ICTA has taken decisions in the fiber market that have favored the incumbent Turk Telekom, in particular exempting the fiber market from market analysis (so called “fiber holiday”). The ICTA has not announced its final market analysis for fixed wholesale local and central accesses. The fiber holiday may continue to be in place depending on the ICTA’s final decision.

•

The ICTA reintroduced the “mobile retail price cap” obligations, from which Turkcell had been exempt since 2016. The ICTA adopted a decision, which sets new price caps applicable to fees for activation/deactivation, name/title change, account takeover, MSISDN change, SIM card change, detailed bill information, effective as of October 1, 2018. Following this decision, new price caps applicable to calls, SMS, international calls and directory assistance service have also been introduced, effective as of January 1, 2019. Turkcell applied for withdrawal of this decision, which was rejected by the ICTA. Turkcell filed a lawsuit for stay of execution and the cancellation of Article 1 of the decision. There is no progress on the case as at March 7, 2019.

•

The ICTA has cancelled the deregulation of the SMS/MMS Termination Market. Consequently, the SMS/MMS termination service will continue within the scope of obligations under the Mobile Call Termination Market Analysis. Also, the Mobile Access and Call Origination Market deregulation transition period has been extended until April 12, 2019. Within this period, Turkcell’s Significant Market Power (“SMP”) designation and our obligations under Mobile Access and Call Origination Market will be maintained until the concerned market is deregulated.

•

The ICTA had extended its “double opt-in rule” in 2018, requiring consumers to submit two approvals before purchasing value added services, from gaming and music services to all value added services that are purchased via SMS. This is an obstacle to the purchase by our customers of our services, which may adversely affect our services revenue. The ICTA may further regulate value added services, for example by considering app services as being in the scope of value added services regulations. Currently, it remains unclear whether the rules for value added services are applicable to operator applications. In addition, the administrative sanctions to be applied in the event of failure to comply with the obligations relating to value added services have been extended via the amendment made by the ICTA to the Regulation on Administrative Sanctions.

•

In accordance with the decision taken by the ICTA on April 12, 2018, operators are now subject to new processes related to the reimbursement of the remaining balances to prepaid subscribers whose subscriptions are terminated for various reasons. For instance, operators must reimburse the balance within 15 days from the termination date, in failure of which:

•	If the subscriber applies to the operator within two years following the termination of the subscription agreement, the remaining balance must be reimbursed to him/her.

•

Notwithstanding the above-mentioned right of application, if the user re-subscribes to the same operator within two years following the termination of the subscription agreement, the remaining balance must be deducted from the first invoice.

•

The new version of the Regulation on Consumer Rights in the Electronic Communications Sector, which came into force in April 2018, mainly preserves the provisions of the former regulation. However, under the new regulation, the first on/off operation in a calendar year must not be charged if the services were suspended/disconnected due to non-payment within due date.

•

The ICTA requires an update of Turkcell’s subscription agreements reflecting the new consumer rights regulations. Changes include more strict consent obligations regarding subscription choices and the cancellation of operators’ right to restrict subscriptions of subscribers with unpaid bills for other subscriptions.

•

An ICTA decision favoring subscribers with special needs, veterans and, widows/widowers and orphans of martyrs came into effect on January 1, 2019, requiring operators to offer their services with a 25% discount. The discount is offered upon proof of identity and the subscriber’s special need; however there is a high risk of fraud and consequently, of a decrease in our profitability. As of March 7, 2019, approximately 18,000 subscribers are registered to benefit from this discount.

•

The ICTA has put forward more stringent conditions regarding caller line identification and the use of alphanumeric titles, limiting businesses’ choice in titles for their advertising and ultimately threatening the growth of our bulk SMS business.

•

An increase in the wholesale prices for fixed broadband services provided by Turk Telekom is foreseen, following its request to increase the wholesale prices in 2018. This could affect our retail broadband business; however, this increase has not been approved by the ICTA as of the date of this annual report on Form 20-F.

The Turkish Ministry informed the operators on June 7, 2018 that that they primarily have to request from the most prevailing operator in terms of infrastructure in Turkey - which is Turk Telekom – to perform the excavation work on their behalf. Although Turkcell filed a lawsuit to remove this measure, this situation might negatively affect our ability to expand our fibre network and our future investments.

Taxation and charges are also areas in which we are subject to specific regulations. We are for example subject to a Special Communication Tax (“SCT”), which is set at 7.5% across all product lines, and transceiver and receiver unit surcharge payments are set at 5% of monthly net sales since January 2018. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services and our results of operations.

We are increasingly involved in providing financial services to our customers. As a result of the establishment of our insurance agency company and our participation finance company (not operational yet) as well as our existing operations in consumer finance, payment and e-money services, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA and the Insurance Directorate under Undersecretariat of the Treasury), and pursuant to our focus on services such as TV and music, we are subject to broadcasting and copyright laws and regulations. In 2017, Turkcell Enerji, which we fully own indirectly, has obtained an electricity supply license from EMRA for the purpose of electricity energy trading and wholesale and retail electricity sales. This company is subject to laws and regulations governing the electricity market in Turkey. These regulations are different from those that we currently encounter in our core communications business in Turkey and we will need to obtain and develop the expertise required to comply with these laws and regulations, which may be costly. As we enter new businesses, such as the automotive industry, service coupons and meal cards, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

If we, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions, this could adversely affect our business and financial condition.

We are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. Bribery and anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we operate in several countries, and given that some of our clients, or local partners with whom we enter into cooperation agreements or similar agreements, are government-owned entities and that our projects and agreements often require approvals from public officials, we face the risk that our employees, local partners, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be inconsistent with our policies, and could violate anti-corruption laws, including the FCPA and European Union regulations, as well as applicable economic sanctions and embargoes. Our employees, local partners or other parties acting on our behalf or with whom we enter into cooperation agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines penalties, withdrawal of licenses against us, companies in which we invested, and our and their officers and employees and significant damage to our reputation, and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

In particular, one of our key suppliers, Ericsson, has been the subject of corruption allegations and investigations, including in respect of its Turkish operations. Although we have not to our knowledge been implicated, no assurance can be given that these allegations and investigations will not touch our Group. Furthermore, we have strong commercial ties to several Chinese vendors from which we have in the past purchased network equipment, and currently have a significant installed base of their equipment, including in the context of the development of our 5G network infrastructure. We also have access to financing from the China Development Bank which facilitates the purchase of Chinese equipment. Should any one of these vendors become subject to U.S. sanctions which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers, or should we be compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result the ongoing tensions between China and the U.S., this may lead to an increase in our costs or otherwise affect our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally have and are likely to continue to expose us to economic, political, social, financial, regulatory, currency devaluation and legal risks. These risks have affected and could adversely affect our result of operations and the carrying value of assets in our financial statements.

Through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business. We will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition. For example, several of our subsidiaries are providing financial services including, for instance, insurance, providing credit, payment intermediation and bill payment services, which are different from those in our traditional telecommunications activities and increase our exposure to certain risks that are common to both. Providing financing and financial services to our customers exposes us to liquidity and market risk, credit risk, fraud risk and cyber-attack risks, in particular with respect to credit cards and personal information that we process and hold. This includes through the expansion of our mobile payment business, Paycell, in Turkey, Ukraine and the Turkish Republic of Northern Cyprus.

We also have a consumer finance company Turkcell Finansman A.S. (“Financell”), which manages the high working capital requirements and bad debt expenses arising from the high demand in the Turkish market for “bundled” offers featuring both communications services and a communications device, particularly a smartphone. Having commenced operations in 2016, Financell carried loans outstanding at December 31, 2018 totaled TRY 4.2 billion. While our cost of risk has improved to 1.97% in December 2018 from 2.26% in December 2017, this may increase particularly as the credit portfolio increases, or in the event that our lending criteria fail to preserve the quality of our assets, and/or in the event of economic activity and macroeconomic slowdown in Turkey and in Turkish Republic of Northern Cyprus, where we also offer consumer financing. The foregoing may lead to losses and eventual tightening of lending criteria, which in turn may cause a reduction of the loan portfolio, which is likely to affect our profitability. Furthermore, the demand for consumer loans might be negatively affected by financial conditions, particularly interest rates and FX rates since most smartphones’ pricing is largely dependent on hard currencies. With regard to Financell’s swap agreements, if the FX rates are volatile and, for example, result in a substantial difference between the rates forecasted by our treasury and the spot rates at maturity, this could result in significant losses and a decrease in revenue and otherwise affect our profitability. The Turkish financial sector, including banks, financial leasing and factoring companies, payments and e-money institutions and consumer financing companies, is regulated by the BRSA. The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our consumer finance business. As such, initially on August 15, 2018 and later on February 26, 2019, restrictions on the number of installments depending on the purpose of the loan have been adopted through an amendment in the relevant legislation. The maturity of certain type of loans (other than loans to consumers for housing finance and complementary goods and services in relation to home renovation/improvement, the financial leases for homes leased to consumers, other loans for the purpose of purchasing real estate, loans for the purpose of financing education and learning fees, loans for any refinancing of the same) are explicitly determined under the Regulation on the Principles regarding Incorporation and Activities of Financial Leasing, Factoring and Financing Companies. Accordingly, Financell may provide loans of up to six months for mobile phones with a retail price of TRY 3,500 and above and up to twelve months for mobile phones with a retail price of below TRY 3,500, down from twenty-four months on average. This has negatively affected the number of smartphone sales in the Turkish market, which has had and is expected to continue to have a negative effect on the size of the digital services and solutions market. The long term growth prospects of our digital services and solutions businesses depend in part on the continuing expansion of the number of smart phone users in the market. Furthermore, on November 14, 2018, the BRSA has noticed the factoring, leasing and financial institutions via an article, restricting the distribution of dividends for 2018 and dividends earned before 2018 only to be distributed by prior approval of the BRSA. Furthermore, in February 2019, the President of Turkey was given the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50%. An increase in this tax may negatively impact the number of mobile phones sold in Turkey. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on financing of specific goods or services in the future. More generally, the consumer finance sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our consumer finance business. Furthermore, our subsidiary Kule Hizmet ve İşletmecilik A.S. (“Global Tower”) operates a large portfolio of telecommunication towers in several countries. In the event of expiry, non-renewal or termination of certain concessions or licenses of Turkcell, Turkcell may be forced to transfer to ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations.

Turkcell Group has investments in emerging markets including Belarus, Moldova, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging markets. Legal systems, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by corruption, we could incur significant penalties under applicable anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act as well as reputational harm. Turkcell Group also retains relevant risks with regards to its divested businesses.

In some countries, we hold our investments with another shareholder or local government and in some cases we are a non-controlling shareholder. Should there be a disagreement between us and other shareholders, no assurance can be given that we will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment in order to take control, which may be costly. Furthermore, some of the countries in which we have businesses, and the companies and individuals that we come into contact with, may be the target of E.U., U.S. and international sanctions, as has occurred in Crimea. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our Turkish and international businesses that adversely affect our Company. Recent issues include the following:

•

Our operations in Ukraine are adversely affected by the ongoing conflict with Russia, political instability, civil unrest and economic problems in that country. Tension with Russia escalated again since the Russian coastguard seized three Ukrainian vessels in the Kerch Strait. Following the event, martial law was declared in Ukraine on November 26, 2018 which lasted for 30 days. Due to the ongoing crisis in the Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services there in the fourth quarter of 2014. We completely wrote-off our assets in the Crimea region, while retaining our license and frequency rights. We continue to evaluate our options with respect to the disposal of lifecell’s assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk, otherwise referred to as the ATO zone) with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. The ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there. Additionally, presidential and parliamentary elections scheduled for March 31, 2019 and October 27, 2019 respectively may cause further uncertainty on both political and economic fronts.

•

In Ukraine, the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by 3.2% in 2017 and appreciated by 1.4% in 2018 according to National Bank of Ukraine (NBU). The UAH appreciated by 4.4% against U.S. Dollar as of March 7, 2019 as compared to closing rates on December 31, 2018. The National Bank of Ukraine, among other measures, continues to impose certain restrictions on the processing of client payments by banks and on the purchase of foreign currency on the inter-bank market. The IMF executive board approved a 14 month 3.9 billion USD stand-by agreement for Ukraine on December 18, 2018. The result of the presidential elections is also deemed critical for the IMF agreement. If Tymoshenko emerges victorious from the election, that scenario might complicate the deal with the IMF. Due to the tight monetary stance of the National Bank of Ukraine, inflation dropped down to 9.8% in 2018 from 13.7% in 2017. The National Bank of Ukraine is expected to maintain its conservative stance on monetary policy in order to keep the inflation in check towards its target of 5%. Ukraine has been on positive growth territory since 2016, at a rate of 2.5% both in 2016 and 2017. Growth is expected to have stayed in the positive territory in 2018 as well. As of December 31, 2018, our debt balance related to lifecell was UAH 4.9 billion (equivalent to TRY 925 million). lifecell’s foreign currency revenues were 6.5% of its total revenues and its foreign currency operational expenses were estimated at 14.5% of its total revenues as of December 31, 2018.

•

Our development strategy in Ukraine in 2015 was marked by our acquisition of the 44.96% in lifecell that we did not own, with a view to strengthening our regional position, a restructuring of lifecell’s balance sheet, and the acquisition of a 3G license at a cost of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) paid in 2015. In May 2015, lifecell made payment of UAH 350 million (equivalent to TRY 46 million as of May 8, 2015) and UAH 7 million (equivalent to TRY 1 million as of May 12, 2015) for the first installment of conversion of spectrum from military use. In April 2017, lifecell has made payment of UAH 299 million (equivalent to TRY 40 million as of April 28, 2017) for the second installment and in October 2018, lifecell has made final payment of UAH 230 million (equivalent to TRY 45 million as of October 31, 2018) for the third installment of the conversion. These increases in our investment have further increased our country and currency risk exposure.

The 4G license process was conducted in two phases in the first half of the year 2018. Accordingly, lifecell was awarded with 15 MHz spectrum in the 2600 band and 15 MHz spectrum in the 1800 band on January 31, 2018 and on March 6, 2018, respectively, at a total cost of UAH 1,704 million (equivalent to TRY 346 million as of March 7, 2019). Significant deployment costs were incurred in 2018. Our success in obtaining a 4G license has increased our exposure to Ukraine and there is no assurance that we will monetize this investment.

In another development, there is a possibility that the Mobile Number Portability (“MNP”) may be launched in Ukraine in 2019. The implementation of MNP may lead to a high churn of subscribers between operators. In some cases, MNP has been more disadvantageous for the third player in the market.

Additionally, in the near future, there may be another licence tender in Ukraine, which may increase our costs and consequently negatively affect our profitability in Ukraine. Furthermore, should there be a change in the ownership of any of our competitors; the dynamics in the competitive environment may change to our disadvantage, which may adversely affect our financial and operational performance. Apart from these economic and political risks, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

•	Although the Belarusian economy returned to growth in 2017 following two years of recession and is expected to remain positive for 2018, the economic situation remains fragile.

The country still remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, BYN, which could in turn lead to a further reduction in the value of our investment in this country. We also believe that there is a risk of an increase in inflation in particular as a result of monetary easing by the Central Bank. According to the National Bank of the Republic of Belarus the BYN depreciated against the U.S. Dollar by 0.7% in 2017 and further depreciated in 2018 by 9.5%. The BYN appreciated by 1.0% as of March 7, 2019 as compared to the closing rate on December 31, 2018. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the Russian economy put the recent BYN stabilization at risk and creates inflationary and devaluation pressure. Belarus has suffered from hyperinflation in the past and may again in the future.

In line with our strategic priority of improving our balance sheet structure, debt of Belarusian Telecom was restructured in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2018, Belarusian Telecom’s debt was BYN 1.7 million (equivalent to TRY 4.2 million as of December 31, 2018) owed to financial institutions and a EUR 612 million (equivalent to TRY 3.7 million as of December 31, 2018) subordinated loan owed to Turkcell.

•

In Belarus, as the third operator in the market, we face regulatory and operational difficulties and no assurance can be given that the situation will change in our favor in the future. These risks have affected and could adversely affect our reputation and results of operations.

•

A 4G tender might be held in 2019 in the Turkish Republic of Northern Cyprus where we have a subsidiary called Kibris Mobile Telekomunikasyon Limited. Such tender may require additional investments, including in fiber, which would in addition require us to obtain permits that we have no certainty of receiving and without which we would have difficulty operating a 4G network profitably. Also, there may be a tender to privatize the incumbent telecom operator, TRNC Telecommunications Office, although this has not yet been the subject of an official announcement. We face the risk that we may not be permitted to participate in the tender, and/or that the tender be awarded to one of our main competitors, which would adversely affect our growth and our competitiveness in the region. Further, this tender may include the issuance of a third mobile licence, which may increase the competition and adversely affect our results of operations. In the near past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues.

•

We hold a 41.45% stake in Fintur, which has operations in Moldova at current, and Telia Company (through Sonera Holding B.V.) holds the remainder. Following inconclusive negotiations regarding the purchase by us of Telia Company’s stake in Fintur and KCell, we decided to sell our Fintur stake and Fintur was classified as an asset held for sale in our financial statements and reported as discontinued operations in the fourth quarter of 2016. Accordingly, a binding agreement with respect to the transfer of our shares in Fintur to Sonera Holding B.V. has been signed on December 12, 2018 for a total consideration of EUR 350 million subject to closing adjustments. The transfer of shares is expected to be completed following the obtainment of necessary regulatory approvals. No assurance can be given however that we will successfully close the transaction, or that we will not pursue another course of action. Should there be a disagreement between us and the other shareholder (Telia Company) in the future for any reason whatsoever, no assurance can be given that we will be able to take the course of action that we believe appropriate, including with respect to operational and strategic matters.

In 2018, prior to us selling our stake in Fintur, Fintur sold the shareholdings it owned in three telecommunications companies:

•	on March 5, 2018, Fintur transferred its shareholding in Azertel Telekomunikasyon Yatirim Dis Ticaret A.S (Azercell) in Azerbaijan to Azerbaijan International Telecom LLC;

•	on March 20, 2018, Fintur transferred its shareholding in Geocell LLC in Georgia to Silknet JSC of Georgia through its 99.99% subsidiary Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S.; and

•	on December 21, 2018, Fintur’s 51% total shareholding in Kcell JSC in Kazakhstan was transferred to Kazakhtelecom JSC.

•

In October 2018, we established Turkcell Foundation (“Foundation”), with the intention to bring mainly all charities and donations namely in respect of technology and education under one roof on a voluntary basis. The board of directors of the Foundation consists of five members, all of which have been appointed among the high-level executives of Turkcell. The Foundation may be exposed to various Turkish regulatory and legal obligations specific to foundations.

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

Furthermore, in addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. In international markets in which duopoly markets exist, such as the United Arab Emirates or the Maldives, operators tend to increase their roaming prices despite the overall trend of declining roaming prices in the world, which could increase our roaming costs. The terms on which we enter into roaming agreements may change over time, adversely affecting our ability to sustain or enter into such agreements on commercially viable terms.

We face risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete.

We are dependent on certain systems and suppliers for information technology (“IT”) and network technology (“NT”) services, and also carry a significant inventory, and our business continuity is at risk due to our exposure to potential natural disasters, sabotages, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/or our employees and result in a fine under relevant data protection legislation.

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

Our IT and NT services are exposed to hacking, sabotage and other cyber security threats, and terrorist or other destructive acts, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/or our customers, incur substantial additional costs, result in a fine under relevant data protection legislation and lawsuits from affected customers.

Our commercial success is heavily dependent upon the security and continuity of our services, and maintaining the security of our customers’, employees’ and suppliers’ personal and financial data, intellectual property, and other confidential and sensitive data is essential to our business. In common with other high-profile businesses which are targeted for cyber-attacks, our networks and systems are constantly exposed to a variety of different cyber threats and we have experienced an increased number of sabotage incidents, as well as attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. We believe that no such attacks have succeeded in obtaining access to our critical systems, although in practice such attacks may develop over long periods of time during which they can remain undetected.

Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and stopped, notably a global malware attack in October 2018 aimed at several telecommunication companies including Turkcell, which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. In June 2017, an incident took place (the Petya attack) which impacted many public entities and companies, including our subsidiary lifecell in Ukraine, resulting in a loss of data (although minimal and not sensitive). A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. We do not have cybersecurity incident insurance, and a compromise of our security systems or those of our business associates, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations.

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

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial services, insurance agency services, corporate services such as meal coupons, contactless smart card for fare payment on public transport such as the Istanbul Card, mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

We are subject to a variety of risks with respect to our Base Transceiver Stations (“BTSs”) performance.

Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Our spectrum licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the IMT Advanced (known commercially as “4.5G”) auction held on August 26, 2015 in Turkey we have 2x10 MHz of FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 band. Although the acquired spectrum can potentially be used for the next generation network technology known as 5G, some services that are specific to 5G and our future capacity needs will require us to eventually obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, an earlier than expected 5G spectrum tender by the ICTA with the possibility of excessive prices can result in additional costs and investment, including capital expenditures. If the demand for 5G services fails to materialize at a level in line with the industry assumptions, the return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

As our subscriber base and their demand for mobile services and data grow and as we offer a greater number of services, we will require additional capacity. We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

We were awarded a license allowing us to deploy an IMT advanced network (“4.5G”) in Turkey in October 2015. There are certain coverage and local production obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

We have achieved a major step forward in the development of telecommunications in Turkey with the deployment of 4.5G networks in 2016. Our 4.5G build-out requires significant financial investments and there can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out is significant. Furthermore, the license agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkey in meeting infrastructure obligations, an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees, which will increase as the number of frequencies used increases. With respect to the local procurement requirement, there is not enough research and development, product development and production capacity in the local market to meet the license requirements and thus it has not been possible to comply. We have requested ICTA to waive this requirement initially for 2015-2016, 2016-2017 and 2017-2018. However, the ICTA has not yet responded to our Company. In addition to the above obligations, we must ensure that our network equipment suppliers employ a certain number of engineers and local researchers in their local R&D centers. Although efforts have been made, we do not believe that compliance has been achieved. No assurance can be given that ICTA will not find us to be in breach of our license as a result of the foregoing. More generally, demand for 4.5G services may also not be at the level we expect, such that the return on investment we make in connection with 4.5G may not meet our expectations. Any of the foregoing factors could harm our competitive position and our profitability.

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

There are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Zoning law in Turkey requires mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and/or closing of BTS for which certification cannot be obtained, negatively impacting our financial condition. An exception to this requirement for base stations was rescinded by a court decision. As a result of this situation, some municipalities take actions to suspend the construction of BTS or order their demolition. The Planned Areas Zoning Regulation has been in effect since October 1, 2017. The necessity of obtaining a building permission certificate and a construction permits document, which is not possible in practice, has been abolished by the new regulation. However, there remains some uncertainty regarding the provisions on building aesthetics and silhouette, permits of the flat owners and the project implementation. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In 2012, metropolitan municipalities were authorized to consider the requirements of city and building aesthetics and electronic communication services when certifying BTS sites. Municipalities regulate the choice of operators’ BTS locations, and if we do not have, or are unable to obtain, a site selection certificate in our preferred location, we may have to move our BTS to another less desirable location. In addition, the Site Selection Certificate Regulation entered into force in January 2018, according to which the site selection certificate and fee was set at TRY 2,400 (TRY 2,970 for the year 2019), applicable only to BTS sites established after December 2012. Such regulation is likely to lead to additional operational costs, and the certificate processes for implementation of sites may delay the permit process.

Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to get permission for excavations from authorized municipalities or institutions. In some areas, excavations may have to be stopped due to the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Also, since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkey - Turk Telekom – to perform the excavation work on their behalf, which might negatively affect our ability to expand our fibre network and our future investments (see —Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition). In some cases, we could face the risk that, although we get the approval of the Turkish Ministry institutions subordinate to the Turkish Ministry do not recognize these approvals and do not give permission to excavate. In addition, a new law has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet them. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

Like all telecommunications network operators, we purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. Further, we have worked with only two distributors in Turkey since 2015 which creates concentration risk. Any financial difficulty or failure of any of our suppliers and/ or our distributors in terms of timing and quality may adversely affect our business and financial condition. There can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. Our competitive position could also be adversely affected if our suppliers fall behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation and inflation —both in Turkey and internationally—, we need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted in the past and may impact decision-making on important matters in the future. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our company.

Our principal shareholder is Turkcell Holding A.S., which holds 51% of Turkcell’s shares as of March 7, 2019, based on the Company’s share book. Sonera Holding BV sold 13.07% of our shares to the market in two tranches (May 10 and September 21, 2017) which led to an increase of 48.95% in our publicly held shares.

Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Finland Ojy. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. According to public filings (a Schedule 13D filed in November 2009), Alfa and Telia Company entered into an agreement regarding a possible consolidation of their holdings in Turkcell into a new company. In a Schedule 13D filed on December 16, 2014, Alfa has deleted references to this agreement.

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

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•

Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. Prior to our shareholders’ meeting held in 2015, we have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, the election of independent board members, the release of directors for actions taken and the approval of financial statements. In 2012, 2013 and 2014, due to lack of quorum, the annual general assemblies could not convene on time. A general assembly was eventually convened on March 26, 2015. The annual general assembly meeting for 2016 and 2017 convened on May 25, 2017 and March 29, 2018; respectively, but in both instances did not approve all items submitted to it. It was decided at the annual general assembly meeting for 2017 that three members of the Board of Directors appointed as per the decision of the Capital Markets Board (“CMB”) shall be dismissed and three new candidates proposed by Turkcell Holding A.S., our majority shareholder, shall be appointed in their place. Our Board of Directors is yet to call the Annual General Assembly Meeting of our Company for 2018.

•	A number of corporate governance requirements were enacted under Turkish regulations by the Capital Markets Board with mandatory effect from June 30, 2012.

We were unable to comply with some of these requirements because of a lack of consensus among our main shareholders, including a requirement that one-third of our Board members and that all of our Audit Committee members be “independent”.

Under the Capital Markets Law, the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen or to amend the Articles of Association without general assembly approval. Under such powers, the CMB had directly appointed all of the current members of our Board during 2013. The CMB appointed members’ terms of office will last until new appointments are made in accordance with applicable legislation, which may as in the past include by CMB appointment.

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

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with such authorities. We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 37 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We face a risk of tax audits and claims in many different areas that are subject to taxation, such as corporate tax, value added taxes and others. Such audits and claims have led to significant tax assessments and penalties in the past and may again in the future. In addition, changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may, as a result, materially adversely affect our financial condition and results of operations. Disputes related to taxation have been particularly significant and major penalties have resulted. Current tax disputes include the following:

•

We have had ongoing disputes regarding the application of the Turkish Special Communication Tax (“SCT”) to prepaid card TL/package sales made via our sales channels over numerous years. In accordance with the Law no.6736 the Company filed applications for the restructuring of penalties and interest on the Special Communication Tax regarding the disputes on the tax amount for the years 2008-2012 in November 2016. The tax office accepted the restructuring application for the years 2008, 2009, 2010, and 2012, and we paid the restructured amount and settled the disputes in November 2016. On the other hand, the tax office rejected the application for the restructuring of SCT regarding the dispute on the tax amount for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The case is pending as well as the cases regarding the cancellation of the SCT assessment for the year 2011.

In accordance with the Law no.7143, in August 2018, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the disputes on the tax amount for the years 2013 and 2014. In August 2018, the tax office accepted the restructuring application for the years 2013 and 2014, and Company paid the restructured amount and settled the disputes by October 2018.

However, our Company remains under investigation on the same matter for the years 2015, 2016 and 2017. Although the Ministry of Finance has addressed this issue through Communiqués enacted on January 1, 2018 for periods after December 31, 2017, we may be subject to penalties or litigation with the tax authorities for the years 2015, 2016 and 2017.

•

Following a limited tax investigation at our Company with respect to Value Added Tax (“VAT”) and SCT pertaining to financial years 2015 and 2016, we were informed by the Large Taxpayers Office that no issues were identified for 2015. However, the Large Taxpayers Office made an additional request with respect to the taxation of applications included in some of the bundled offers and packages offered to our customers for financial year 2016 and imposed a tax assessment of TRY247.8 million in total, comprising TRY53.8 million in principal and TRY80.7 million penalty in relation to SCT, and TRY45.3 million in principal and TRY68.0 million penalty in relation to VAT. A settlement request related to this assessment has been sent to the Revenue Administration for the period of 2016 on December 9, 2018. Depending on the outcome of the settlement, we may decide to take this matter to court.

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

•

We also have been involved in several disputes regarding administrative fines imposed by the ICTA, warnings established by ICTA, and ICTA’s additional radio utilization and usage fee requests made after ICTA’s investigations on number of subscribers and radio utilization and usage fees regarding the years 2004 to 2014.

Under the Law No. 7061, we have settled the related Treasury share and ICTA disputes described above, and increased the tax base within the scope of Law in order to restructure treasury share, contribution share to the universal service fund, contribution share payment and administrative fees for the periods for which examination is ongoing or has not been yet initiated. The settlement amount including interest on installments is TRY 600.8 which was paid out in 2018. No assurance can be given that further disputes will not arise with regard to the year 2018 and future years.

Based on the Laws stated above, all the installments have been paid and processes have been completed. In this regard, we have closed the possibilities with regard to investigations upon treasury share, universal service contribution and ICTA as of January 01, 2018.

•

According to Serial Nr. 7061 Law, as of January 1, 2018, Treasury Share investigations will be made by the Ministry of Finance. Investigations are held by the Ministry of Finance for the first time and there is no assessment for the period of January to September 2018. An investigation related to the last three months of 2018 was initiated on February 7, 2019.

•	The Company is also under investigation for (i) the year 2017 with regard to SCT and for (ii) the year 2018 with regard to SCT, Corporate Income Tax and VAT.

•

The Company Management decided to apply for VAT and corporate income tax base increase mechanism for 2017 in accordance with Law Serial No. 7143; accordingly, there will be no tax assessment for the applications related to VAT and CIT but the Company may remain subject to tax assessment for other taxes payable by it.

•

Under the Ministry of Trade (formerly Ministry of Customs and Trade) investigation with regard to value added services, subscription contracts and device campaigns, we received an administrative fine amounting to TRY 116.2 million. We filed a lawsuit for the stay of execution and cancellation of the penalty. After filing the lawsuit, the administrative penalty decision was withdrawn and the related audit reopened. The Court decided that there is no need to grant a decision regarding the withdrawal of the administrative fine. The case is in appeal progress. On the other hand, as a result of the investigation the Ministry of Trade decided to impose an administrative fine amounting to TRY 138 million against the Company. The Company filed a lawsuit for the stay of execution and cancellation of the administrative fine. The case is pending. No assurance can be given that significant penalties will not again be imposed and that further disputes will not arise.

•

Administrative fines were requested in the context of the ICTA investigation related to some reporting errors (both for 3G and 4.5G) and the failure to fulfill the obligations regarding the minimum required use of local equipment and procurement from local small and medium-sized enterprises for the 2013-2016 periods under 4.5G licence terms. Furthermore, an additional fine may be requested in the investigation carried out by the ICTA for the following reporting period, on the same grounds.

•

The Turkish Competition Board has for several years alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, this and similar actions may have financial consequences and hinder our ability to respond to the competition.

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

Our latest review as of December 31, 2018, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness”. Our controls have in the past suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

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

Muhterem Kaan Terzioglu resigned from his position as Chief Executive Officer of our Company, effective March 15, 2019. Murat Erkan, our Company’s Executive Vice President of Sales, is now serving as acting Chief Executive Officer. Our future success will be dependent upon the ability to identify and engage a suitable candidate within a reasonable time period and, thereafter, the ability of the new Chief Executive Officer to effectively transition into this role. Our new Chief Executive Officer could make organizational changes, including changes to our management team and may make changes to our Company’s structure and business strategy. These changes could adversely affect the success of our business and our ability to compete effectively, which could impact our revenues, operations, and results of operations.

Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses.

The market price of our ADSs may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs will take place in different currencies (U.S. dollars on the NYSE and Turkish liras on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Turkey), resulting in the trading prices of these securities differing on these two markets. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our shares or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses.

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

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in April 2016.

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

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service in these areas for three years. This contract was renewed through December 31, 2018 and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. Recently the contract was extended again with same conditions through December 31, 2019

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator, for EUR 1,623.5 million (excluding VAT and interest payable on the installments). We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee was paid in four installments, where the last installment amounting TRY 1,535 million (originally EUR 413.8 million, converted by the buying exchange rate on January 2, 2017 announced by CBRT) was paid in April 2017.

Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of total spectrum available to the mobile operators in Turkey. The large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment, have enabled us to provide the fastest 4.5G speeds over 1 Gbps through carrier aggregation combinations and availability of advanced user devices supporting new features. In this scope, in April 2018, we showcased 1.2 Gbps peak speed in our live network with a commercial smartphone, aiming to provide our customers with the highest peak speeds in the world provided by the latest technological advancements. According to the GSA (Global mobile Suppliers Association) report dated February 2019, Turkcell supports up to 1.2 Gbps speeds on its network which makes it one of the fastest mobile operators in the world. This allows customers to get better network experience and access mobile services at speeds comparable to fiber broadband.

Following the 4.5G launch, Turkcell focused on providing innovative and pioneering digital services; which differentiates its offerings from the competition. We develop and manage digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. Thus, Turkcell defines itself as a digital operator.

In 2018, we had total revenues of TRY 21,292.5 million and we reported net income of TRY 2,021.1 million (excluding non-controlling interest). For the year ended December 31, 2018, we spent TRY 7,643.0 million on capital expenditures including non-operational items, 3G license fee payment in Ukraine and the impact of IFRS16 standard on lease contracts, compared to TRY 4,087.4 million and TRY 3,494.4 million in 2017 and 2016, respectively. Capital expenditures in 2017 and 2016 related mainly to our 4.5G license fee payment, and the GSM and fixed-line network investments of the Company, Superonline and lifecell in Ukraine.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2018, that number had grown to 48.9 million for the Group.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

Since 2016, we have strived to pioneer the provision of digital services in Turkey, and in line with this strategic vision we provide a wide range of cutting edge digital services over our leading network, on top of offering high-end mobile and fixed voice and data services as a converged operator. We have now become a “digital operator”, while maintaining our strong position in the market due to our customer-oriented approach as well as our ability to quickly provide diverse solutions to meet our customers’ communication and digital needs throughout the day.

We have shifted to an organizational structure with the aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications and digital services. We have integrated our marketing efforts and sales channel; developed an internal company performance monitoring platform and have established customer services as a key focus area.

We have differentiated our network through its quality and speed of service, and have extensive spectrum rights covering 43% of the total spectrum available, extensive 3G coverage and the broadest 4.5G license of any operator in terms of spectrum allocation. We have also focused on building out an advanced fiber network to support our mobile and fixed offerings (including broadband and television), through our 43.3 thousand km fiber network in Turkey as of December 31, 2018. We are capable of delivering our fiber internet service to 6.44 million households in 28 cities with our own infrastructure and through partnership engagements.

We had 48.9 million subscribers in Turkey, Ukraine, Belarus, the Turkish Republic of Northern Cyprus and Germany as of December 31, 2018. In Turkey, we had 36.7 million total mobile, fixed and IPTV subscribers as at the same date.

Our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International.

•

Turkcell Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 85.8% of our revenues and 85.7% of our Adjusted EBITDA in the year ended December 31, 2018. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and have the broadest 4.5G spectrum in Turkey, which we believe provides us with a competitive advantage by allowing us to provide high quality and high speed data service to our customers, as well as providing digital services on top. Revenues from data and services and solutions have been growing rapidly, with an aggregate growth of 18.2% in the year ended December 31, 2018.

•

Turkcell International. Turkcell International accounted for 6.8% of our revenues in the year ended December 31, 2018. We have telecommunications operations in a number of emerging market geographies that we believe are complementary to our operations in Turkey and the potential to export our business model. These geographies include Ukraine (which accounted for 4.3% of our revenues in the year ended December 31, 2018), Belarus (which accounted for 1.4% of our revenues in the year ended December 31, 2018) and the Turkish Republic of Northern Cyprus (which accounted for 0.8% of our revenues in the year ended December 31, 2018) and Germany.

•

All other segments. Mainly comprised of our consumer financing services, information and entertainment services in Turkey and call center revenues. This segment accounted for 9.1% of our revenues in the year ended December 31, 2018, of which 1.7% is attributable to intersegment eliminations.

We have a strong track record of profitable operations with total revenues for 2018 of TRY 21,292.5 million, Adjusted EBITDA in 2018 of TRY 8,788.0 million and net income in 2018 of TRY 2,021.1 million (excluding non-controlling interests). We have achieved these results while continuing to invest in our network to support our strategy of offering innovative solutions, with capital expenditures for 2018 of TRY 7,643.0 million.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 27 billion as of December 31, 2018, making us the sixth most valuable publicly traded company in Turkey at that time.

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

According to a TUIK announcement, the estimated median age of the Turkish population is 32, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. There were 82 million people living in Turkey as of December 31, 2018.

There are currently three major operators in the telecommunications sector in Turkey, Turkcell Turkey, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment (formerly known as Avea) and TTNET, “Turk Telekom Group”). In 2018, the total revenue of the Turkish mobile and fixed markets was TRY 49.3 billion compared to TRY 42.6 billion in 2017, according to the operators’ announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey’s reported revenue and Turk Telekom’s construction revenue is excluded).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund (“SDIF”). Turk Telekom Group is 55% owned by Levent Yapilandirma Yonetimi A.S.

II. Strategy

Turkcell began its digital transformation in April 2015, with the vision of becoming a “digital operator” – a provider of the full set of digital experiences for its customers and a leader in the digitization of the economy in countries where it operates.

Almost four years on, we now define ourselves as a “digital operator”. Having reached 169 million digital apps and services downloads as of the end of 2018, we aim to become a global digital leader with 1 billion apps and services downloads globally in the coming three years (driven in part by the expanstion of our services to additional geographies, including through partnership arrangements). Referring to the total number of minutes in a day, we seek to create value and customer engagement for each and every one of the 1,440 minutes. In short, our strategy is to fulfill the term “Digital Operator 1440” and to expand this digital model globally with operator partnerships. This strategy is also abbreviated as “DO 1440” as a reference to Turkcell Group’s execution-focused approach.

This strategy has allowed us to expand customer engagement from traditional communications to a wide range of digital activities including, among others, search and browsing, entertainment and information, IP-based communication, personal storage, productivity apps in areas as diverse as agriculture, transportation and digital management. This is enabled by our significant mobile and fixed network capabilities, which provide the seamless connectivity required for the penetration of our digital services.

We also help enable the digitalization of other players in the business ecosystem of the countries where we operate. We have turned our credentials management capabilities into a digital service, adopting GSMA (The GSM Association)-led “Mobile Connect” technology as “Fast Login” – a safe, secure and seamless identity authentication gateway to numerous websites and mobile apps for both Turkcell and non-Turkcell customers. We have expanded in fintech through our subsidiary Paycell, providing seamless digital and digitally-supported payment opportunities to customers – both online and in the physical space. Together, Fast Login and Paycell form our e-commerce platform, through which we support content and service owners, adding digital customer care, cybersecurity and data center/cloud services where necessary. Our strategy is focused on developing these capabilities further and expanding them to more customers as we contribute to the value creation in the digital economy.

Approximately, two-thirds of our mobile customers use at least one Turkcell digital app in addition to voice and data services. Similarly, nearly every one out of two fiber customers use our IPTV services. Increasing the percentage of multiplay remains a core part of our strategy, as we continue to see greater customer engagement, higher ARPU and lower churn among adopters of our digital services.

In September 2017, our confidence in the relevance of our digital operator model had resulted in the launch of a brand based entirely on data and digital services: Lifecell. Lifecell marked another first in our digital operator strategy through its offers that seek to meet all communication and digital needs through mobile data and digital services. Our customers can make calls via BiP, listen to music via fizy, enjoy viewing through TV+, and search through Yaani with a dedicated data quota. In 2018, in line with our policy of making our business model open to all players of the digital ecosystem, we launched “Lifecell Mix” which curates apps and services from other providers with a dedicated internet quota, enabling greater choice for the end-user. As of the end of 2018, Lifecell subscribers had reached 2.5 million.

We continue to support our digital operator model with investments in industries that have synergies with our digital business. Our consumer finance company, Financell – which is Turkey’s largest issuer in terms of the number of credit lines extended – continues to enable users to access smart devices, most notably smartphones and tablets. Our energy company Turkcell Enerji focuses on renewable energy and uninterrupted power solutions. Our involvement in strategic projects in Turkey – city hospitals, domestic cars, connectivity in major infrastructure projects including the new Istanbul airport – leverage our joint capabilities in network technologies, big data analytics, digital interface development and, increasingly, machine-learning.We expand the know-how generated in Turkey internationally to our subsidiaries in Turkish Republic of Northern Cyprus, Belarus and Ukraine. Furthermore, in early 2018, we established Lifecell Ventures, which facilitates operator-to-operator partnerships globally, taking Turkcell’s digital products and services, know-how and business practices to other operators that seek to transform their business into digital models.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, as at December 31, 2018, we had a total of 36.7 million subscribers including 33.7 million mobile subscribers, 2.4 million fixed broadband subscribers and 613.4 thousand IPTV subscribers. As at December 31, 2018, we had 3.4 million total TV users, including OTT TV only customers.

With our digital operator vision and as part of our increased focus on customers, we take a number of actions designed to increase customer loyalty, and such loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are to:

•	increase the loyalty of existing Turkcell customers;

•	with the support of Turkcell digital services, create value for changing needs of customers.

•	ensure behavioral and emotional brand loyalty;

•	ensure a seamless series of positive brand experience throughout all customer touch points; and

•	attract new customers.

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

Our digital brand “Lifecell” embraces the opportunity of by delivering our own OTT services with a tariff model that is focused on digital services, thus encouraging its customers to explore every aspect of communication and entertainment on the internet. Lifecell’s motto: All is possible with internet, all you need is Lifecell.

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

Corporate Category

The corporate category for our mobile and fixed customers comprises our Small and Medium Business customers and our Enterprise customers. We provide differentiated mobile communication offers for each of these customer types, as well as campaigns and co-branded activities with selected companies from other sectors to create added value for targeted segments.

Wholesale Category

Our wholesale category focuses on managing wholesale voice, data and roaming services with the national licensed operators, international operators and network-centric business owners such as data centers and content providers.

For roaming services, the wholesale category strives to achieve the best international coverage for customers to have continuous communication wherever they travel and to enable all visitors to enjoy the service quality of Turkcell.

For wholesale data and voice services, our main strategy is to become the regional junction point in an increasingly digitally hyper-connected world, and while promoting our infrastructure in the international market, we are focusing on growing as a preferred wholesale partner of local operators in the domestic market as well.

b. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkey. We provide a range of traditional telecommunication and digital services to our customers, enabling them to call, search, stream music and watch videos and roam abroad. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with 3GB of monthly data and a balance of TRY 35 or monthly usage allowance with 1000 minutes and 6 GB of data, together with a one-time 3GB additional data quota, while the top-up (TRY refill) cards or usage allowance (package refill) cards (both physical and digital) can be purchased in amounts ranging from TRY 30 to TRY 180. As of December 31, 2018, we had 14.9 million prepaid subscribers and 18.8 million postpaid subscribers, compared to approximately 15.6 million prepaid subscribers and 18.5 million postpaid subscribers as of December 31, 2017.

We provide a range of fixed services in Turkey including voice, broadband and digital services to consumers and a wider range of services to our corporate customers, including cloud services and traffic carrying. We provide these services through a combination of our own fiber infrastructure, through partnership engagements and leased copper ADSL lines. Starting September 2018, our contracts with our customers are for a period of 12 months,. As of December 31, 2018, we had approximately 2.4 million fixed line customers of which approximately 1.4 million were fiber and 905.6 thousand were ADSL customers.

(i) Voice Services

Voice services are one of the key services that we provide to our customers. Voice services consist of high quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband

Our broadband services consist of mobile broadband, fiber to the home/building and ADSL Docsis, and LTE.

We launched our LTE (4.5G) network simultaneously in 81 city centers in Turkey on April 1, 2016.

The launch of 4.5G has provided increased network abilities and data speeds. We believe that 4.5 services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera) and have an open operating system (e.g. iOS, Android, Windows Mobile,) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 74% by the end of 2018, up from a 72% penetration at the end of 2017. To increase penetration of our 4.5G services, we launch 4.5G enabled smartphone campaigns throughout the year. As of December 31, 2018, subscribers who have signed up for 4.5G on our network have increased to 31 million, up from 30 million as of December 31, 2017. This represents 91% 4.5G subscriber penetration of our mobile customers in Turkey. The table below shows the number of smartphones in our network and smartphone penetration for the periods indicated:

	2013	2014	2015	2016	2017	2018
Number of smartphones in our network (millions)	9.6	12.7	16.1	19.2	22.1	22.4
Penetration(1)	30%	40%	52%	64%	72%	74%

(1)

Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status). Since the national launch of 4.5G in April 2016, the share of 4.5G enabled smartphones on our network increased to 80% (corresponding to 18.0 million), at the end of 2018, up from 15.7 million at the end of 2017.

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are sold by dealers, to increase LTE available device penetration, create a unique terminal experience and enhance the broadband internet experience. Since February 2014, selling smartphones through credit cards with installment plans has been banned in Turkey. Turkcell initiated Turkcell Finansman A.S. (“Financell”), which enables customers to buy devices with installment plans, to whom Financell provides loans of up to 12 months. Smartphones with a retail price at or above TRY 3,500 and tablets can be offered with a maximum six-month installment plan, whereas this can go up to 12 months for smartphones with a retail price of up to TRY 3,500.

Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complimentary products such as accessorizes, game consoles, headsets and virtual reality sets. Throughout 2018, we delivered attractive joint campaigns with models of brands in high demand such as Samsung, Apple, Huawei and some local handset manufacturers such as Vestel and General Mobile. We have also offered Turkcell-branded T series smartphones and a tablet with Android operating systems since 2010. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price. We launched the latest version of our T-series smartphone, the T80 in July 2017 and our first 4.5G enabled T-series tablet was launched in April 2016. Both devices have sold more than 100 thousand units in Turkey. In 2019 and onwards, device leasing, which will be the first such leasing opportunity in the Turkish market for retail customers, will be another solution for us to facilitate the sale of smartphones and other LTE-enabled devices.

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

We also serve our customers with Wireless to the Home service “SUPERBOX”, which offers wireless high-speed internet access for customers who do not have fiber connectivity. The required equipment is included in the subscription plan and uses the LTE Advanced network as a backhaul to provide internet connectivity in customers’ premises.

(iii) Digital Services and Solutions

Over the course of the past three years, Turkcell has invested in building its own digital apps and services, reaching 169 million downloads worldwide. Today, our portfolio covers our communication platform BiP that has a broad range of features, our music platform fizy, TV platform TV+, local search engine Yaani, secure login service Fast Login, the digital payments company Paycell, and our digital magazine platform Dergilik (which is in the process of being renamed Okudo) among others. We are investing in Turkey’s data infrastructure with state-of-the-art data centers which host local, regional and global players. We contribute to the digital integration of various vertical industries from health to transportation.

Since the beginning of this year, we are also focusing on taking this model abroad in cooperation with other trusted telecom operators and digital players in other countries.

After the 4.5G launch and due to our digital services strategy, one of our main targets is to increase mobile and fixed multi-play customers. “Mobile triple play” refers to mobile customers who use voice, data and at least one of our strategic digital services, and as of December 31, 2018, our mobile triple play ratio reached 66.7%, up from 55.8% a year ago. As of December 31, 2018, mobile triple play revenue share in mobile revenue increased to 82%, from 73% a year ago. On the fixed side, the “multi-play with TV” ratio refers to those customers who use our fixed residential services and our IPTV service. As of December 31, 2018, the multi-play with TV ratio increased to 48.6%, from 44.4% year over year.

Digital Services

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Turkcell is focused on developing and managing digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives all around the world. These services are designed around enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using digital technologies, especially in the areas of information and entertainment (i.e. television, communication, education, music and sports) enabling our customers to access information according to their needs and providing e-commerce services such as secure login and mobile payment services.

Turkcell has numerous active in-house developed mobile applications which can be downloaded from app markets (App Store, Play Store, etc.) available for both iOS and Android platforms. These applications are all-access, as they are available for any user regardless of their choice of mobile operator. Some of these digital services are owned and managed through Lifecell Ventures, a 100% subsidiary of Turkcell incorporated in the Netherlands. Nearly all of these apps are created by our in-house mobile application development team, comprised of approximately 1,200 engineers dedicated to developing and sustaining superior digital services experience.

Among others, below are the strategic digital services on which we focus (in no particular order):

•	BiP is an Integrated IP-based communication platform;

•	TV+ enables subscribers to watch live television channels and on-demand video content on their mobile devices and through the IPTV platform;

•	fizy is a digital music platform to stream and download music, listen to radio and watch video and live concerts;

•	lifebox is a personal cloud service that facilitates data storage;

•	Dergilik (currently being re-branded as “Okudo”) is a digital publishing platform which enables access to popular magazines and newspapers published in Turkey;

•	Yaani is a search engine application, designed to understand the unique syntax of Turkish;

•	Paycell is the single platform that offers various payment services;

•	My Account (re-branded as “Digital Operator”) is an application for our customers to track their bills and usage, change their settings and make transactions and purchases;

•	Goals on Your Mobile (Goller Cepte) allows fans to follow their team and be updated on a wide variety of categories such as game scores and player transfers;

•	Turkcell Academy provides digital learning contents and services in various categories such as technology, innovation, personal development, marketing, leadership and certificate programs;

•	UpCall is a call management service, which only Turkcell subscribers can use; it enables users to identify the caller ID, reach unknown numbers and block spam calls.

•	Kopilot connects cars to smartphones and enables real-time monitoring of metrics on the vehicle’s performance and driving experience.

•	Supercam ensures the safety of the home and workplace through communication with internal and external cameras.

We regularly monitor the performance of our digital services portfolio through KPIs including the number of downloads, three-month active users (number of unique users who, in the last three months, have logged in the app at least once) and other KPIs that are relevant to each individual service.

Integrated IP-Based Communication Platform (BiP)

BiP was downloaded 33.4 million times in 192 countries as of December 31, 2018. The application supports eleven languages. As of December 31, 2018, BiP has 11.5 million 3-month active users. In 2018, 148 million messages were sent daily on average.

The most important features of BiP includes:

•	Instant messaging, sending photos, videos, audios and documents;

•	Group messaging with multiple people, instant translation ability;

•	Integrating two numbers under BiP;

•	Discover section on business, contests, weather and many more;

•	Money transfers;

•	High quality VoIP, video call, group video call up to 10 people;

•	Entertaining content: Creating and sharing internet memes, a wide range of emojis;

•	Disappearing messages in the pre-defined time;

•	Communicating with non-BiP users via SMS and network call; and

•	Sharing location.

BiP Discover section offers a connected life experience as a marketplace that consists of various entertainment and information services. This section offers two way communication between users and services. BiP Discover serves more than 200 different services—including top Turkish banks, TV Shows, celebrities, content providers and customer services—with around 50 million followers. In 2018, BiP also started to offer a gaming section which had seen 4.8 million unique visitors.

TV+

Turkcell’s multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. As of December 31, 2018 TV+ reached 3.4 million subscribers, 613.4 thousand of which were IPTV users. Customers who have downloaded TV+ reached 10.8 million. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. Within the scope of the strategy consisting of appearing on every screen, we deployed TV+ also on Apple TV, Android TV, and Smart TV applications.

fizy

Turkcell’s digital music service fizy enables its users, through the application and the web version, to access a number of songs, videos, live concerts and radio channels with high quality sound on a monthly subscription fee that also includes data available for this service free of charge. Users can discover new music with the “Weekly Discovery List” feature, and have the flexibility to listen to their favorite songs offline. As of December 31, 2018 fizy was downloaded 20.3 million times and had 3.2 million 3-month active users. In 2018, 30 concerts were broadcasted live on fizy and watched by 1.2 million users. Fizy is also available in Ukraine, Germany, Belarus and Turkish Republic of Northern Cyprus.

lifebox

Turkcell’s personal cloud service, lifebox is the first local storage service in Turkey and globally provides all users the ability to store their photos, documents, and videos in one secure, convenient and personal space with auto syncing abilities and to share them easily. Everyone who downloads and logs into the lifebox application is given a 5GB of storage space free of charge. In 2018, lifebox began to offer also a phone book synchronizing feature. As of December 31, 2018 lifebox was downloaded 9.6 million times and has 2.6 million 3-month active users, with 41 files uploads per user per day on average.

Dergilik

Our digital publishing app, Dergilik gives users access to more than 1,500 popular magazines, including international ones, and more than 50 newspapers published in Turkey. All magazines and newspapers available on Dergilik can also be downloaded and read on a monthly subscription fee. The Dergilik service is enhanced with auto-download, favorite pages and magazines features. Dergilik users can also reach websites of magazines and newspapers free of data charge. As at the end of December 2018, Dergilik was downloaded by 9.6 million customers and reached 12.5 million 3-month active users, including users who utilized the Dergilik magazines and newspapers via browser. Dergilik is in the process of being renamed as “Okudo” which is expected to be completed in 2019.

Yaani

Yaani is Turkey’s search engine and browser, providing a fast, secure and stable browsing experience combined with a unique set of features through the Yaani Browser. Yaani is available for both iOS and Android and also through its website. Yaani was created based on Turkey’s specific user patterns and can access local content first, making each search relevant. With Yaani, Turkcell adds Turkey to the list of countries to have their own search engines. Yaani was downloaded 7.2 million times and has 3 million 3-month active users by December 31, 2018.

Paycell

Paycell is a techfin platfom providing digital payments and core financial solutions such as e-money and direct carrier billing. Paycell offers quick and easy payment services to around 5.2 million customers through following Paycell products and services. Paycell App was downloaded 2.6 million by the end of 2018. Paycell Direct Carrier Billing is a convenient way to pay for digital contents; Prepaid Card is the easiest way to make daily payments for unbanked and banked customers; Payment Gateway & Wallet (Card on File) solution has millions of users and cards for payment services; and Bill Payment services cover more than 300 institutions.

Goals on Your Mobile (Goller Cepte)

Goals on Your Mobile is a sports application designed for the four top soccer clubs’ and live score fans. It provides instant super league goal videos, VAR videos, betting analysis and the latest news. The app was downloaded 8.3 million times and has 1.6 million active users as of December 31, 2018. The service has a new simple and more user-friendly UX (user experience) since the last quarter of 2018.

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

Turkcell Academy mobile application was downloaded 2.8 million times by the end of 2018.

My Account (Digital Operator)

One of our priorities as Turkcell is to drive customer loyalty through the digital platform. Within the scope of this strategy, we have invested in our digital self-service channels. The primary channel is our mobile application called “My Account” with which we provide our customers the ability to track their bills, usage and settings and execute transactions and purchases. Our engagement activities combined with these offerings brought over 37.3 million downloads and 19.2 million 3-month active users in 2018. In the fourth quarter of 2018, My Account users generated 27% more ARPU compared to non-users. Our customer satisfaction and effort scores also indicate that we offer a simple and user friendly experience and make our customers’ lives easier with this service. In 2018, we also used My Account app as the platform to offer a well-appreciated marketing campaign “Shake & Win”, which has delivered 378 million gifts, where 34% of these gifts granted to customers were TV+, fizy, Dergilik, lifebox, BiP and Paycell. This has become a substantive medium for Turkcell subscribers to meet with and experience digital services. My Account is renamed as Digital Operator in the fourth quarter of 2018.

UpCall

UpCall is an application enriching and facilitating our customers’ calling experience with its different features. When a call is received from a number that is not saved in the phonebook, the caller ID can be seen on the screen while the phone rings. The UpCall application also has a smart search feature that enables the access to the number of an unknown person or place through number query with name; the access to the identity of the owner of an unknown number; as well as the initiation of a group call with a single click. The application also offers its users the opportunity to add a topic, picture or a sticker to their calls. As of December 31, 2018, UpCall was downloaded 5.6 million times.

KoPilot

Kopilot was launched in July 2018 with the aim of making cars smarter. It connects cars to smartphones and enables real-time monitoring of metrics on the vehicle’s performance and the driving experience. Kopilot device and app track performance of vehicles, health, activity and location, providing helpful information on driving behavior, preventative maintenance and car issues.

Supercam

Supercam was launched in June 2018 to ensure the safety of the home and the workplace with our internal and external cameras. Supercam provide a heightened experience to a growing number of users through its intelligent features.

Smart Places & Business Applications

Since 2009, Turkcell has focused on its M2M/IoT business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2018, the number of M2M subscribers increased to 2.4 million compared to 2.3 million as of December 31, 2017.

Turkcell will continue to pioneer this business line with the release of services on upcoming new technologies such as consumer/corporate IoT, NB-IoT (NarrowBand-Internet of Things). Turkcell aims to become a product factory and launch new end-to-end solutions on specific IoT verticals.

Smart Transportation

Smart transportation, a key internet of things vertical for Smart Places & Business Applications, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2C/B2B vehicle tracking, connected car solutions and fleet management.

Smart Manufacturing & Energy

Turkcell designs industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated energy solutions. Turkcell provides solutions to create smart factories and has explored various needs and solutions in the overall energy market. We have been offering smart energy solutions through partnerships since 2015 to help corporates monitor their energy consumption and increase their efficiency. Since 2017, Turkcell and Siemens have been working on a new smart energy service, targeting corporates in the market. In 2018, a demo version was successful; the commercial launch of the service is expected in 2019.

Smart Cities & Environment

Smart Cities and Environmental solutions aims to digitally facilitate the lives of citizens and help government institutions deal with challenges raised by urbanization and operate more efficiently. Turkcell aims to expand its role on the smart city value chain through its solutions for transportation, energy, environment, security management, etc. with its strong business partner ecosystem.

Turkcell also continues to support farmers by investing in the field of digital agriculture and livestock. In 2018, more than seventy thousand farmers were able to grow their crops more efficiently with the help of Turkcell SMS information services including village-based daily weather forecasts and right cultivation method recommendations.

Turkcell Filiz, launched in late November 2018, is a mobile application and used with the soil-weather IoT station. It provides instant data regarding the field and aims to increase productivity of the grower by helping their irrigation and spraying decisions according to soil and weather conditions.

Smart Buildings

Turkcell plans to launch smart home and building solutions to provide comfort and security for its customers’ living and working areas.

Business Applications & Society Solutions

Business Applications provides corporate customers with a competitive advantage by providing non-core industrial solutions. Fleet management, employee tracking, push-to-talk services, cloud based Saas products, digital invoicing solutions, and new generation cash register solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience.

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

e-Company is a platform which digitally transforms companies’ accounting and transaction processes. This platform, with more than a thousand customers, helps companies save paper, cartridge and storage space costs.

Big Data Services

In addition, to using data analysis for internal purposes, to refine and improve its offering to customers, Turkcell also offers analytic services to companies to help them understand the sector dynamics with sector based analysis, get to know their customer base by providing demographic and behavioral analysis or competitor analysis to help them support their marketing strategy with data. Companies could also benefit from Turkcell’s user based data through cloud as an input to their business analytics processes or also get predictive services with Turkcell AI capabilities through cloud to help them reduce churn ratio, create a customer credit risk, target the right customer for the right offer or find the right people to advertise for new customer acquisition.

Turkcell Insights as a Service

Turkcell relaunched B2B insight services in 2018 to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brand’s and competitors’ customer profile, branch visits, crowdedness, purchasing behavior etc. This serves as an innovative and data-based alternative for traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision making process for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand.

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

Digital Society Solutions

Turkcell is eager to use its digital and technical competencies to create value for society, help disadvantaged groups to obtain equal social inclusion and create a better future. This focus resulted in several digital society solutions, including Hello Hope, My Dream Companion and My Sign Language.

Hello Hope is a mobile application which aims at facilitating the lives of Syrian refugees in Turkey, launched as a corporate social responsibility project in September 2016. Previously recognized by the GSMA for best use of mobile technology in humanitarian and emergency situations, “Hello Hope” received another award from the World Summit for Information Society (WSIS), led by the International Telecommunications Union (ITU), the UN body for the telecommunications industry in 2017. Additionally, “Hello Hope” was selected among globally inspirational projects by the UNESCO-Pearson Initiative for Literacy. The mobile app reached almost 1 million downloads as of the end of 2018.

My Dream Companion (MDC) application enables visually disabled individuals to access information in a fast and easy manner, and provides them more active and independent social life. Users can access thousands of daily news, columns, audio books, trainings and magazines. MDC’s indoor navigation technology provides visually disabled people with and access to detailed information with regard to the stores they are passing by in shopping malls, and directs them to the appropriate store. Transportation technology of the application provides accessible transportation experiences for visually disabled people. Moreover, MDC provides audio description over a mobile application -a world first- without requiring any extra equipment or software.

My Sign Language is a mobile application that seeks to improve communication between hearing impaired people and people who do not know sign language. Written or spoken words/expressions can be instantly translated into video by the 3D Sign Language translator. It includes the most comprehensive Digital Sign Language dictionary with more than 3,500 words. As at the end of 2018, the application was downloaded 100 thousand times.

Arikovani

Arikovani (means ‘Beehive’ in Turkish) is a crowdfunding platform that helps entrepreneurs obtain funds needed to execute their technology or innovation-oriented projects through small to large support from the public. The main objectives of Arikovani are to increase Turkey’s domestic technology production and to raise social awareness around technology production. By the end of 2018, 34 projects raised more than TRY 4.6 million with individual backers and corporate companies. Turkcell supports every project at the “crowd funding” stage and encourages other corporates to support these projects.

Digital Business Infrastructure

Turkcell aims to contribute to increasing companies’ efficiency through its digital business infastructure solutions such as Domain, DNS, Web Hosting and Database services.

Turkcell Smart WiFi provides Wifi Hotspot services for businesses with some core features that include the storing of wifi records, all access carrier, consumer analytics and customer-oriented marketing.

Turkcell Smart Fax service enables corporate customers to send and receive faxes digitally from anywhere.

Digital Messaging Services enables companies to expand and reach their customers through their messages.

Rich Content Messages is a digital Messaging Service that enhances the customer’s ability to send visual messages by reaching their customers at the right place and at the right time through our location-based SMS services. This service has helped our customers to create fast and efficient solutions for their marketing needs.

SMS Donation Services enables institutions and organizations to collect donations more conveniently.

Digital Identity Management Services

Fast Login is a secure universal login solution which allows consumers to securely access a wide array of digital services and websites using their mobile phone account for authentication. It is powered by GSMA under the Mobile Connect name and was launched in December 2015. Simply by matching the user to their mobile phone, Fast Login allows them to login to websites and applications quickly without the need to remember passwords and usernames.

Mobile Signature, launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally-binding digital signature using GSM SIM cards. Mobile Signature users can easily verify their personal identity in a digital environment and complete transactions remotely.

One Time Password is widely used by corporate customers for two-factor authentication controls in the context of transactions. The service allows users to send a single-use password via SMS to consumers when providing transaction authentication. It is widely used for online banking processes and login transactions.

Cloud Services

Turkcell offers a wide range of cloud solutions for its corporate customers. These services range from co-location solutions to infrastructure (next generation virtual server, virtual data center), backup, disaster recovery and security services. In 2018, Turkcell managed over 5,000 virtual servers and protected more than 5 Petabyte of data for its corporate customers. As of December 31 2018, our datacenters are based across eight locations in Turkey on approximately 59,000 square meters of total data center indoor space.

In 2016, to meet Turkey’s digital data management need, we built the nation’s largest Tier 3 Designed data center in Gebze, which has a closed area of 33 thousand square meters with 10 thousand square meters of white space, 30 MVA power capacity meeting the highest standards. In 2018, we have invested in Izmir data center that has a 14,500 square meters in total space.

We have integrated all of our cloud services on www.turkcellbulut.com. Through this platform, users may configure their infrastructure and software services within minutes and manage them through a self-service portal. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs.

Turkcell offers cloud based applications from its data centers. Apart from the basic hosting and e-mail solutions, Turkcell offers cloud based (aaS) productivity applications such as e-company which enable corporate customers to manage their financial processes with already integrated accounting, e-invoice, e-ledger and e-archive invoice products.

Management of Hospital Information Systems

We have started the digital hospital era in Turkey by launching “City Hospitals” projects in cooperation with Ronesans Health Investment (four hospitals) and Akfen (one hospital). Five City Hospitals operate through “Management of Hospital Information Systems” built by Turkcell. We expect to complete another contract in 2019.

Turkcell Secure e-Commerce platform

As the usage of digital services increases, our customers tend to need a secure authentication and payment system for the products and services they access online. Responding to this need, we have established an e-commerce model (Turkcell Secure e-Commerce platform) in order to complement our own digital services, and to provide solutions for our corporate partners in the Turkish electronic commerce market. Internet users can securely login to digital services with our Fast Login. Further, users can shop online and use easy and safe payment methods provided by Paycell.

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our digital services & solutions.

(iv) Wholesale

(i) International Roaming

Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2018, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 211 destinations throughout the world, pursuant to commercial roaming agreements with 592 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the passive CAMEL system on their networks. As of December 31, 2018, we offered prepaid roaming to the prepaid subscribers of 372 operators from 167 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the active CAMEL system on their networks. As of December 31, 2018, we offered prepaid roaming to Turkcell prepaid subscribers through 421 operators in 182 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2018, we made it possible for our subscribers to access the internet and reach their email accounts while passing through 199 destinations serviced our 495 GPRS roaming partners.

As of December 31, 2018, our subscribers can send SMS to more than 724 mobile operators located in 209 destinations, including North America and China. With a view to balancing international SMS traffic, we have 61 International SMS Interworking Agreements in place.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2018, our subscribers were able to send MMS to 390 mobile operators in 142 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G roaming services in many different locations around the world. As of December 31, 2018, our subscribers enjoyed high speed mobile internet connections with 430 operators in 186 destinations.

On January 20, 2015, we launched LTE roaming services for our subscribers in many different locations around the world. As of December 31, 2018, our subscribers experienced LTE roaming services with 216 operators in 115 destinations.

On April 1, 2016, we launched LTE roaming services for visitor subscribers from many different countries. As of December 31, 2018, subscribers of 197 operators from 96 different locations experienced LTE roaming services on the Turkcell network.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 7 million in 2018 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 3.1 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to “Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)”.

(ii) Wholesale Voice

Turkcell and Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2018, Turkcell Superonline had interconnection agreements with more than eighty national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, Avea (mobile section of Turk Telekom) and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2018, Turkcell had interconnection agreements with more than 75 fixed line and mobile operators and carriers.

For Turkcell, current interconnection rates are based on the ICTA’s decision on Mobile Termination Rates (“MTRs”) and Fixed Termination Rates (“FTRs”). ICTA designated Turkcell as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Turkcell is obliged to provide access and call origination service to MVNOs and directory service providers. As of December 31, 2018, Turkcell had agreements with 11 Directory Service Providers. Commercial negotiations in view of reaching agreements with MVNOs are ongoing. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

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

Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline, which aims to transform the Silk Road into the Fiber Road, and has been taking important steps to develop Istanbul as the world’s newest internet base due to its geostrategic location. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships with the Tier-1 operators and strategic partners between Asia, the Middle East and Europe, such as RCN. Today, we provide telecom services to more than 100 international operators including Tier-1 companies. As of December 31, 2018, we have the capacity to carry 7 Tbps of international traffic.

IV. Tariffs

Our charges for voice, data and digital services consist mainly of bundles and also monthly fees, usage prices, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national calls, data, and most of our digital services.

Turkcell’s fixed offers are based on speed and quota. The tariffs are designed upon the composition of the different needs of different customers. Turkcell’s own fiber infrastructure lets fiber offers with high speed up to 1000 Mbps, usually bundled with TV products. In 2018, Turkcell also begun to offer a tariff for a speed of 10,000 Mbps. ADSL offers up to 8 Mbps and has voice bundled tariffs. Since 2016, VDSL is offered to our customers using DSL products, with higher speeds up to 100 Mbps.

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

In the new communication landscape, our Lifecell brand in Turkey is focused on the creation of customer value through tariff models by positioning digital services as its main core. Digital services constitute a significant part of Lifecell’s value proposition as tariffs have unlimited BiP to BiP minutes, music subscription and streaming with the music app fizy, TV subscription and video streaming data with TV+ along with personal cloud lifebox and e-magazine app Dergilik. Lifecell launched a new tariff structure in July 2018 where customers can create their packages by choosing their own applications from a pre-defined list. Leveraging the same approach, in late 2018, Lifecell launched “Hadi” add-on packages through which customers can purchase hourly, daily and weekly data quota to watch videos or to share through social media without being limited by the data quota of their main tariff.

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

Consumers need reliable, consistent and uninterrupted internet connectivity both for mobile and fixed networks. At Turkcell, we focus on providing the best customer experience in all channels supported by competitive offers and an extensive network. In 2018, we have continued providing the best service and fastest speed with 4.5G offers in mobile. With Lifecell tariffs, we offer digital values instead of traditional telecommunication services (i.e. minutes or SMS). The voice and video calls and instant messaging needs of our customers are met via BiP. Customers can listen to music on fizy, watch movies on TV+, read magazines and newspapers on Dergilik, store their data on lifebox application, search through Yaani with unlimited data and also obtain 24/7 customer service support via BiP. BiP serves as the main communication channel between Lifecell tariff and its subscribers where Lifecell provides customer services, new campaigns and retention activities via the BiP channel. We continue to pioneer with new tariff structures through our Lifecell brand.

In fixed broadband products (fiber and DSL internet), we have various tariffs for different internet speeds and quota. We offer 15 Mbps to 1000 Mbps internet speed for fiber internet, which we serve through our own infrastructure. In 2018, we have launched our fiber internet offer with 10 Gbps speeds, which is currently not offered by our competitors in Turkey. Starting in 2018, our fixed broadband tariffs are valid for a 12-month commitment (down from 24-months) while we continue to have customers on 24-month commitments. In late 2018, we have removed the fair usage quota from our fixed broadband tariffs, offering a constant speed experience for our customers. Furthermore, we have started to offer services to our customers through the Vodafone and Turksat infrastructure as part of our mutual infrastructure sharing agreements.

We also offer IPTV service TV+ on our fiber infrastructure and in 2018, we continued marketing our TV+ bundled offers. Our fixed voice service is bundled with our fixed broadband service. We also have tablet and desk phone campaigns in which the terminals are offered jointly by dealers, bundled with Turkcell Superonline fixed data products.

Turkcell intends to provide advantageous price schemes to consumer and corporate customers when abroad. With a customer-oriented focus, Turkcell offers alternatives to its subscribers with high- and low-roaming usage. All Turkcell postpaid customers can enjoy “Roam Like Home” offer, enabling them to use their domestic tariff while abroad by paying a certain daily fee.

We have three applications called Platinum, GNC, and SIM which serve as platforms for our loyalty programs.

Platinum is an application for both consumer and corporate subscribers with the Platinum tariff. The Platinum app provides privileges and gifts such as plane tickets or free cinema tickets, free books, attractive co-branding offers, car park services at several shopping malls and more. Our digital services such as TV+ and lifebox are bundled with Platinum tariffs.

GNC is an application for the youth segment for both Turkcell subscribers and non-Turkcell users. The GNC app gives free internet two times a week through gamification. The “GNC App” also provides co-branding offers, numerous opportunities for education and career via Turkcell Academy.

SIM is the first digital platform in Turkey that is specific to women for both Turkcell subscribers and non-Turkcell users. SIM provides information that women generally need in their daily lives from a single source. The usage of SIM is data free, enabling a better customer experience. Its users can access numerous special offers and discounts from different brands.

Further, we have been conducting a marketing campaign called “Shake & Win”, which can be deemed a loyalty program. The campaign is available through our online self-service channel My Account and extends various gifts including free one month subscriptions to some of our digital services, free daily or weekly data quota. We have also launched an interactive campaign called “Surprise Point” where customers join through BiP and visit certain locations to receive similar gifts as in the case of Shake & Win campaign. These campaigns not only have helped to increase data usage but also enabled our subscribers to become familiar with our digital services. These campaigns have also contributed to customer retention by increasing their loyalty.

(ii) Corporate Tariffs and Loyalty Programs

We offer a variety of bundle packages including voice, data, SMS, company on-net and/or flat minutes and digital services and solutions to meet our corporate customers’ communication needs. We also offer various campaigns in which voice, SMS and data packages can be bundled with different terminals. In addition, we provide various mobile data packages in order to meet different customer needs. These packages include shared data packages, URL-based packages, VINN Wi-Fi offers and tablet bundled campaigns.

In addition to mobile tariffs, we also address and provide solutions to our corporate customers different telecommunication needs with our total telecom solutions provider approach. Accordingly, we provide products such as VOIP, MPLS/VPN, data center, cloud, and mobile and fixed bundle offers to our customers from a single source. Our corporate customers benefit from the services provided through our data centers located in Kocaeli, Istanbul, Ankara and Izmir on a total of white area of 20 thousand square meters, including co-location, cloud and security services.

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

We have a program called “Win at Work” for our corporate customers. Win at Work, the first loyalty program focused on the B2B segment, offers several advantages to our corporate customers. With this program, Turkcell’s corporate customers get discounts in several areas. Also, this program is the first corporate converged loyalty program, providing discounts for both corporate fixed customers and corporate mobile customers. Our corporate customers can also benefit from the advantages of the My Account app as well as the “Shake & Win” campaign.

(iii) Wholesale Tariffs

In 2018, ensuring the necessary wholesale roaming cost basis to be able to support the new roaming consumer and corporate tariffs and propositions “Roam Like Home” was one of the main focuses of the Wholesale Roaming Agreements.

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

Starting in the third quarter of 2018, we changed the presentation of churn figures to demonstrate average monthly churn figures which we believe corresponds to market practice. Accordingly, in 2018, the average monthly mobile churn rate increased to 2.1% from 1.9% in 2017 primarily due to the price increases throughout the year mainly to reflect higher inflation.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 938.5 million and TRY 778.4 million as of December 31, 2018 and 2017, respectively.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL or vice versa counted in churn rate). Fixed broadband subscribers who do not pay their bills are disconnected in 15-62 days according to the financial risk segments of the customers. The legal process commences approximately 104 days from the due date of the unpaid bill. The average monthly fixed churn rate was flat with 1.8% in 2018 compared to the same level in 2017.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant as we typically launch market campaigns to address the change in demand levels. Local and religious holidays in Turkey generally affect our operational results positively through higher consumption.

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

Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. Coverage also includes a substantial part of the Mediterranean and Aegean coastline. We enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas. In addition, in 2018, within the scope of the Turkish Ministry’s Rural Coverage Project as part of universal services which we started in August 2013, about one thousand 4.5G base stations covering 1,623 villages with populations of less than 500 were installed. As per the universal service obligation, the network infrastructure serving these areas has to be shared by all operators. People living in these villages are currently served by LTE services (in addition to 2G) in a similar service quality provided in the urban areas. The daily lives of the 250 thousand people in these villages have been improved thanks to enhanced mobile communication and high-speed mobile internet services. ULAK’s 4.5G radio equipment was used markedly, corresponding to about half of total deployments.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. As a result of the amendment to the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement by its decision, based on this amendment. We filed a lawsuit for a stay of execution and the cancellation of this aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018 and it is expected that the court will grant a decision in 2019.

Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

In 2018, we have continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We have been using 3G and 4.5G Small Cells (such as Femto, pico and micro) to enhance our coverage and capacity where necessary. Additionally, 3G and 4.5G repeaters have been used to extend the network coverage without adding new sites.

At the IMT-Advanced (“4.5G”) tender held on August 26, 2015, Turkcell acquired large amounts of FDD spectrum: 2x10 MHz from the 800 MHz, an additional 2x1.4 MHz from the 900 MHz, 2x29.8 MHz from the 1800 MHz, additional 2x10 MHz from the 2100 MHz and 2x25 MHz from the 2600 MHz frequency bands. And for TDD frequencies, 1x10 MHz from the 2100 MHz and 1x10 MHz from the 2600 MHz bands were also acquired. All frequency bands are technology-neutral and can be used for any technology, providing efficiency and flexibility for spectrum usage in the network. We currently use the 900 MHz band for 2G and 3G, the 2100 MHz band for 3G and 4.5G, and the 800 MHz, 1800 MHz and 2600 MHz bands for 4.5G.

Our fixed communications network is designed to provide high capacity and high-quality service to consumer and corporate customers. Moreover, we believe that it is very well designed and implemented to provide capacity to our mobile network. Our fixed network has capabilities to carry large volumes of data and internet traffic in the country and is also connected to national and international telecom operators.

As of December 31, 2018 our own fiber network reached 43,300 kilometers and connects 79 of 81 cities in Turkey. In 21 cities we have fiber to the home (“FTTH”) network and homepass, which means the number of premises that are connected to our fiber network has reached nearly 3.4 million. Through partnership engagements in 2018, we have become capable of delivering our fiber internet service to 6.44 million households in 28 cities. We also provide enterprise Wi-Fi services.

In the fixed access network we have two main network structures called fiber to the building (“FTTB”) and FTTH. In FTTB network, we are installing switches to access our subscribers. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network technology for residential and business subscribers. These network structures enable Turkcell to offer triple play services (High speed internet, TV, Voice over IP). The fixed access network also provides bandwidth requirement for mobile sites with Metro Ethernet services.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the statement by ICTA. Typically, “Call Drop” was one of the major Quality of Service figures that we focused on during 2018.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during all day. Using such industry standard for dropped calls, our dropped call rate for our 2G&3G network has further decreased below 0.29% in 2018.

The rate of service quality is being enhanced continuously due to extensive network optimization and investments in our 2G and 3G network to improve the quality and capacity of the network. According to statistics gathered from the vendors, Turkcell has one of the best 2G and 3G dropped call rates compared to other networks around the world. As Turkcell has built one of the most robust LTE networks globally, in terms of VoLTE performance, Turkcell has already obtained a low drop rate in VoLTE, which is below 0.26%.

We have been offloading voice and data traffic by utilizing small cells in the network for an improved customer experience. For this purpose, we are using a variety of solutions such as the Special Distributed Antenna Solutions (especially for major stadiums) indoor active systems that simplify deployment and streamline capacity/coverage expansions, and outdoor products to optimize the coverage and capacity of our Radio Access Network. Together with Turkcell Superonline, we have also implemented Wi-Fi offload integrated with the Turkcell 3G and 4.5G networks to further enhance the customer experience.

Turkcell received the first ISO 9001 certificate in 1999. Since then, independent firms have been auditing Turkcell’s management system annually and have been novating the certificate every three years within the scope of International Mobile Communications Design, Installation, Operation, Sales and After Sales Services. The recent certificate was received on November 4, 2016 and revised based on ISO 9001:2015 Quality Management Standards on September 14, 2018. This certificate will be valid until November 29, 2019. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

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

c. Network Evolution

(i) Radio Network

We launched the LTE Advanced network (also known as 4.5G in Turkey) on April 1, 2016. We deployed 4.5G in all 81 provinces, including all counties. We also upgraded our in-building systems (such as those in venues and shopping malls) so as to enhance the 4.5G user experience of our customers indoors.

With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets acquired by the mobile operators in Turkey. Leveraging the advantage of our large spectrum assets and significant network infrastructure investments, our 4.5G network evolved from peak speeds of 375 Mbps to 1.2 Gbps. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing high-end features like 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, Narrow Band IoT (NB-IoT), eMTC and LAA. In the future, as technology and its ecosystem evolve to new heights, we expect to introduce new capabilities to keep our technology leadership, enhance customer experience and enable new services.

We upgraded our network in 32 provinces by modernizing our 2G and 3G network, attaining higher capacity, better customer experience and up to 35% energy efficiency. This modernization has also enabled us to utilize our spectrum assets more efficiently and helped speed up our spectrum refarming efforts in 900 MHz and 2100 MHz bands. By on-airing more UMTS 900 carriers, we have enhanced our 3G coverage further to provide deep indoor and better rural coverage.

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. We activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became one of the few mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until 2023; however most of our voice traffic is already carried by our 3G network, which has enabled us to gradually make our 2G network leaner without affecting our customers. With a larger terminal support base, we expect that voice services will be migrated to the 4.5G network from legacy 3G/2G networks.

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

We provide a “Wireless to the Home” service called SUPERBOX, which offers wireless high-speed internet access for customers without fiber connectivity. The required equipment is included in the subscription plan and uses LTE Advanced network as a backhaul to provide internet connectivity in customers’ premises. As part of 5G preparations, we have demonstrated 5G FWA (Fixed Wireless Access) capability in millimeter wave band, which was the first 5G live network test in Turkey.

Through our ongoing investment in LTE Advanced infrastructure, we became the first operator in Turkey to support NB-IoT, which is required for new generation innovative applications on LTE Advanced networks. Use of this technology is now available on request across our whole LTE footprint and enables machines to communicate faster and more effectively. Furthermore, through our Cat-M network support which enables fleet management, asset tracking and smart metering, and which is presently supported by few operators in the world, we are able to provide higher data transfer throughput and have more mobility for machine to machine communications. With regard to international recognition in 2018, we won two technology awards for our accomplishments in RAN technology, namely for our ‘Connected Parking’ project from IoT World Europe (Best End to End IoT Solution Award) and ‘Smart Irrigation’ project from Telecoms World Middle East (Innovation Award).

For real-life scenarios in which the terrestrial network may be down or unable to provide the required coverage, we have developed a technology called ‘Dronecell’ which provides 4.5G coverage from the air with the help of a micro base station installed on a drone. This solution can be useful when communications in the areas are affected by natural disasters, or when temporary coverage in some other areas are necessary.

Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We have tested thoroughly the Massive MIMO technology (both for frequency division duplex (“FDD”) and time division duplex (“TDD”)), which can be deployed to meet capacity demand in dense areas. These collective activities help to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkey.

While we have been investing into new technologies, we also have been upgrading our 3G/2G networks to improve the user experience of our customers who continue to be served by the legacy networks. By conducting modernization projects, we have achieved an energy efficiency improvement up to 35% on our 3G/2G networks. The modernization also enables us to use multiple technologies (LTE, UMTS and GSM) in a mixed mode configuration in the same hardware units located at the sites, providing smaller footprints and cost reduction as we repurpose existing spectrum for newer technologies along with other benefits. It is also important to note that since the traffic volumes on the 3G network are still on the rise, we have been using newly acquired 2x10 MHz spectrum on 2100 MHz band as 5th and 6th carriers for additional capacity.

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

Although the 900 MHz band is still being primarily used for GSM900, we have been rolling out UMTS900 to provide much stronger 3G coverage layer for voice calls redirected from the 4.5G network via the technique called CS Fallback (CSFB), deep indoor and improved rural coverage. This has been possible by some previous projects such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. As the next step, we have started deploying second UMTS900 carrier, which leads to a more efficient utilization of 900 MHz band and generate additional capacity. As we migrate 3G traffic to 900 MHz, we obtain a capacity boost in the 2100 MHz band, which allows us to repurpose it gradually for LTE. In this regard, we have started deploying LTE in the 2100 MHz band, previously used by 3G only, to use it more efficiently with LTE2100, enlarge our 4.5G footprint in a cost-efficient manner and improve user experience.

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

Turkcell continues to provide extensive support to the projects involving domestic products, mainly for fulfilling the obligations related to the usage of domestically produced network equipment as per the 4.5G licence. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. ULAK Project initially started as an initiative taken by Undersecretariat for Defense Industries (UDI), aiming to design and develop national software and hardware components for an LTE-Advanced communication system and enhance Turkey’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network have been realized in a city in the north-eastern part of Turkey.

As a new technology, use of Massive MIMO in LTE can be a proper solution to increase radio network capacity. TDD Massive MIMO enhances spectrum efficiency by means of beamforming and multi-user MIMO techniques but it may also cause user throughput degradation due to the limited bandwidth of Band 38 we have and due to its support of at most 1-2 MIMO layers per user. To mitigate these issues, an innovative algorithm has been developed by Turkcell on the Self-Organized Network (SON) Platform to optimize Massive MIMO’s benefits on system capacity, taking user experience into account as well.

In the scope of the next generation technology, known as 5G, Turkcell has been participating in international organizations such as 3GPP, ITU-T, NGMN, 5G-PPP and GSMA by joining meetings, work groups, projects and programs to follow the latest developments and shape its strategies for the future accordingly. In this context, Turkcell has started to lead NGMN’s “5G Pre-Commercial Networks Trials” project, aiming to test the 5G prototypes in the field. Turkcell has also signed agreements with vendors (Ericsson, Huawei, Samsung, ZTE, Aselsan) to collaborate in the research & development and work on various use case options. In addition to technology organizations and vendors, Turkcell has been doing some research activities with universities and research centers. An MoU for 5G Research and Development has been signed with some major universities in Turkey within the scope of “The 5G Valley” initiative led by the ICTA. As Turkcell’s first 5G-PPP (The 5G Infrastructure Public Private Partnership) project, we have joined in 5G-MOBIX project to develop cooperative, connected and automated mobility for vehicles. In the context of this project, we will be developing “Platooning” use case for 5G on the Turkish-Greek border together with other local and international partners.

With the leading global vendors including Ericsson, Huawei and Samsung, we have been demonstrating and trialing 5G since 2017. In the scope of first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We are not only expanding our 3G network but also migrating legacy TDM-GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP mobile backhaul of more than 57,000 BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage up to 450 Mbps 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we are migrating from SDH based leased lines to DWDM or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

(iii) Core Network

The whole Turkcell Core Network is currently composed of IP based layered structure Next Generation Network (NGN) nodes, supporting all mobile standards, including 2G/3G/4.5G. By using a Geographical Redundant Pool (GRP) structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvements in radio network KPIs. By implementing IMS (IP Multimedia Subsystem) based VoLTE (Voice Over LTE) and SRVCC (VoLTE Voice Continuity to 2G/3G), all subscribers can use seamless HDVOICE technology.

We have deployed and continue to develop our all IP Mobile Broadband GPRS network to provide the high speed and reliability to meet the demand of our businesses and consumers. 2G/3G/4.5G data services are given from our converged core network, which is designed to support all mobile broadband.

(iv) Fixed Network

Our fiber optic network provides up to 1000 Mbps high speed internet service in 21 cities across Turkey. We also provide superior triple play service experience to our subscribers. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. In February 2018, we began to offer 10 Gbps high speed internet as an on-demand service.

We are providing end-to-end Wi-Fi services for our Enterprise customers, which enables their guests to access WiFi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

We announced smart Wi-Fi services for Soho Customer, which provides login and Wi-Fi connectivity to customers. The service provides plug and play for easy installations.

We also have started to use Turksat cable network for Fixed Virtual Network Operator (FVNO) services, with the goal of reaching more homes our services.

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

In addition, the Turkcell Network Operation Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problem.

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers are performed by our wholly owned subsidiary, Global Tower. We lease the land and provide site management services (yearly rental payments, contract renewals, rework permits) through Global Tower. If we decide to buy the land, another wholly owned subsidiary, Turkcell Gayrimenkul Hizmetleri A.S., will handle the necessary procedures. We manage all these processes for technical demands also for Turkcell Superonline and Global Tower.

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

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2018, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters. Our purpose is to ensure the continuity of the voice call, messaging, data/internet and societal security services for Turkcell, availability of fixed voice call services, data/internet, hosting services, data centers and societal security services for Turkcell Superonline, provision of site acquisition and contract management services for infrastructure requirements of mobile operators, TV/Radio broadcasters and technical infrastructure suppliers and installation, testing, commissioning, operation and maintenance of tower, in building, roof top infrastructure/Sites for Global Tower at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” international while preserving our image as a reputable and solid integrated service provider.

h. Enterprise Risk Management (“ERM”)

Turkcell’s Enterprise Risk Management team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks which may have an effect on the decision making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on the ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses controls, issues and actions are developed and the whole process is monitored.

Turkcell’s ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as workshops, brainstorming sessions, risk reporting from divisions’ directors and risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. The risk database, monitored by the ERM team and new risks and opportunities, updates on on-going risks, financial risks, cyber risks and risk and trend research from the world are reported to the Early Detection of Risk Committee bi-monthly.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We support our sales efforts through one of the largest retail telecommunications distribution networks in Turkey, with 1,467 branded stores, many with prime locations, as well as more than 4,600 semi-branded dealers as of December 31, 2018. Our two exclusive distributors provide our products and services as well as consumer technologies (such as handsets, tablets, notebooks, IoT devices and accessories) and aftersales services for this wide network of dealers, while seven exclusive Turkcell Distribution Centers (TDCs) focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team, which realizes approximately 115,000 connected home technology transaction per month. This provides us an important channel on which to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of more than 450 personnel who can offer tailored solutions to their respective segments.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, TDCs, Corporate Solution Centers, semi-branded dealers and Turkcell Branded Stores (Turkcell Plus & Turkcell) as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs and Points of Sale (POSs). We sell postpaid and prepaid services, fixed and mobile solutions and digital services to subscribers through our distribution network. The number of branded and semi-branded dealers totaled over 6,000 sales points as of December 31, 2018.

Digital transformation has continued at full speed in our retail channel. At the beginning of 2018, we completed the physical transformation of Turkcell stores and have been offering the latest technologies and digital services to customers since then. In addition, sophisticated store concepts reflecting customer trends were put into place at selected locations. As the most important step in digital transformation, strategic infrastructure investments were realized at the stores where physical transformation was completed. The first major change occurred in the supply chain model. As of 2018, the product catalog presented to our customers was centralized in all Turkcell stores. Thus, more advantageous purchasing options and high-quality standard products were in place in stores. Turkcell retail partners began to supply commercial products through digital catalogs. The performance indicators in the procurement processes of the products started to be monitored in a transparent manner and efficiency was ensured.

With the experience gained from the transformation in exclusive Turkcell stores, the non-branded sales channel structure has been completely renewed. Following the optimization of the distribution structure, Turkcell Sales Points started to operate under the name of Digital Points of Sales (“DPoS”). DPoS started to be available on tablets and with the help of digital signature technology, all printed documents were removed from the process and customer data started to be transported through Turkcell’s 4.5G network. DPoS have been differentiated from Turkcell Stores by focusing on the renewed interface and widespread availability of basic products and services.

As the final step in digital transformation, the Turkcell GO project was launched, which digitized the sales dialogue between our employees and our customers. Thanks to GO, sales screens are now simple, easy to understand and transparent. Store employees can look at the sales screens with our customers, understand our customer’s needs with data and product information and easily offer the products according to these needs. GO, with its simple structure, has shortened the time for new store employees to specialize and learn new products.

Turkcell stores product portfolio has been enriched with new products such as SUPERBOX, subscription to Digiturk and Paycell. In addition, more than 150 institutions bills have become payable in Turkcell stores.

The scope and prevalence of the retail employee certificate program, launched in 2017, were expanded. The advanced certification program was launched for experienced employees and approximately 300 passed face-to-face training in cooperation with Marmara University.

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

We offer our customers fast and safe access to our products and services 24/7 via Call Center, our web site (www.turkcell.com.tr) and the My Account app. Our web site has been serving as a sales channel since 2012. Besides Turkcell’s digitalized products and services, we provide services for many categories, including smartphones, tablets, computers, mobile accessories and home technologies. Another channel is our non-telco channel (which consists of ATMs, Call Centers, internet branches of banks and chain stores) where we provide our customers with the opportunity to access Turkcell’s products easily and quickly. We also proactively reach our customers and satisfy their needs easily and safely when they need our products and services through our Telesales channel. Further, we also serve through our flagship store in Istanbul.

All dealers are compensated based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. Our specialized sales employees, who are obliged to obtain a certificate to be eligible to work in the stores, serve around 200 million visitors annually. The certification program for our employees is quite extensive and involves different stages. The program began in April 2016 and has been widened with the inclusion of online assessments. The program has been created with a view to improving employee experience and making Turkcell an attractive work place. The technological development projects, coupled with merchandising services, point-of-purchase (POP) materials and channel specific campaigns, helps to support the sales efforts across all of our sales channels.

Corporate clients are managed in four different segments: Public Accounts, Strategic Accounts, Major Accounts, Small and Medium Sized Businesses Accounts. The first three segments’ customers are directly contacted by Turkcell’s Account Managers, while dealers and telesales teams manage the Small and Medium Sized Business segment.

The corporate segment services consist of four basic categories including mobile telecom, fixed telecom, data center and cloud and information technologies.

Within Turkcell’s sales teams, along with Telecom Services, Mobile Product and Solution Specialists, Fixed Product and Solution Specialists, Corporate Data Network, DC Cloud, Cyber Security Specialists and Professional

Services teams specialized in IT solutions cater to the corporate clients. In 2017, vertical solution teams were formed to develop such solutions for eleven sectors including banking, retail, manufacturing, energy, local government, tourism, healthcare, education, IT/media, defense and logistics. These teams aim to create cross industry solutions to serve the digital transformation of Turkcell’s corporate clients.

Turkcell also provides turnkey mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners in Turkcell Satis ve Dijital Is Servisleri A.S.

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

Following the launch of 4.5G in Turkey in 2016, users began to increasingly rely on the Internet to meet their communication needs. This and our vision to add value to customers’ daily life with our digital services through the 1,440 minutes in a day, we created our digital brand Lifecell which includes the tariffs that provide all communication and digital needs entirely through mobile data and digital services.

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

With respect to provision of customer services we mainly work with our subsidiary Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24/7 contact center services at several sites. In 2018, Turkcell Global Bilgi managed approximately 130 million calls received through its interactive voice response system. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi’s success has been affirmed by a number of domestic and international awards in 2018. Turkcell Global Bilgi also offers telesales and Information and Communication Technology (ICT) helpdesk services.

We have prioritized the “digitalization” of our customers. Accordingly, we have invested in our online self-service channels and aim for the migration of our customers on those channel. The primary online channel is our mobile application “My Account” which was downloaded 37.3 million times and had 19.2 million 3-month active users as of fourth quarter 2018. The app enables our customers to track their bills, usage and settings, change tariffs and make top-ups to their plans and pay bills. Within the scope of convergence, both mobile and fixed customers can use “My Account”. In 2018, we have also enhanced our Omni channel activities like scheduling appointments for Turkcell stores, tracking requests and viewing SMS that are sent to/received from Turkcell. Additionally, our customers can contact us via online chat available on our main website or through My Account. We also use online chat applications to reach our customers proactively when they are stuck on our website or need assistance while buying a product. We have launched an AI-based chatbot called “Turkcell Assistant” instead of live chat agent. 75% of all chats regarding billing have been resolved by Turkcell Assistant without any agent involvement.

For corporate customers, account managers are assigned for an exclusive service. An account manager serves as the single point of contact and provides solutions in response to customer needs. While we serve our corporate customers by categorizing them under four segments, we also support them through e-mails, calls and dedicated back offices under the umbrella of our contact center. We have corporate customer representatives to support direct requests from our public accounts, strategic and major enterprises, medium businesses and/or to support indirect requests received through our account managers. In addition, for small businesses, we aim to meet faster and higher quality service standards by providing online solutions to support our sales teams with our “Field Support Desk”. Moreover, we have enriched our corporate application called “My Company” with the addition of new tariff and bill features. In 2018, 140 thousand companies have experienced the convenience and speed of doing self-service transactions for their corporate lines by using My Company for a total of 80 million transactions.

Turkcell has been awarded the ISO 10002 certificate since 2011 and continuously renews its ISO 10002 certification every year in the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002: 2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate was awarded in 2018.

IX. International and Domestic Subsidiaries

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

Ukraine - lifecell

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

Following this transaction, Astelit’s borrowings obtained from and with the guarantee of SCM Group was repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital was increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015. As of 31 December, 2018, the company utilized loans fully denominated in local currency of UAH 4.9 billion (equivalent to TRY 925 million as of December 31, 2018) under the guarantee of Turkcell.

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

As of December 31, 2018, lifecell had 9.9 million registered subscribers. The majority of such subscribers were prepaid subscribers. lifecell’s three-month active subscribers reached 7.3 million as of December 31, 2018.

The company has been known in the market as one of the most dynamic and innovative ever since lifecell was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly motivated to keep its innovation leadership in marketing and sales. There are 233 lifecell branded shops in 107 cities of Ukraine as of December 31, 2018. There are 105 “facelifted” and 128 rebranded shops as of December 31, 2018. In addition, customers can order lifecell services in 1,964 branded sales points and 24,978 other GSM and non-GSM sales points throughout Ukraine. As of December 31, 2018, lifecell provided roaming services in 198 countries via 301 roaming partners.

As of December 31, 2018, lifecell provided services in all cities in Ukraine (excluding Crimea and Sevastopol city) with a population of more than 2,000 inhabitants and in total more than 1,988 settlements nationally, and all principal intercity highways and roads. This corresponds to a coverage of approximately 92.19% of the population of Ukraine or 94.62% geographical coverage with 6,970 base stations. lifecell stopped recording revenues from Crimea and Sevastopol city starting from the end of September 2014 and impaired its assets in that region. Furthermore, in 2016 the operator has also ceased services and lost its revenue stream on the uncontrolled territories of Luhansk region and since February 2017 lifecell is unable to provide mobile services and stopped recording revenue on the disputed part of the Donetsk region. The company impaired its assets in the disputed part of Donetsk and Luhansk region in the fourth quarter of 2017. Cumulative capital expenditure for the development of lifecell’s coverage amounted to $2.2 billion as of December 31, 2018.

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

lifecell is dedicated to further development of innovations in the market. NCCIR held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. In May 2015 lifecell made payments of UAH 350 million (equivalent to TRY 46 million as of May 8, 2015) and UAH 7 million (equivalent to TRY 1 million as of May 12, 2015) for the first installment of conversion of spectrum from military use. In April 2017, lifecell had made payment of UAH 299 million (equivalent to TRY 40 million as of April 28, 2017) for the second installment of conversion. In October 2018 lifecell had made a payment of UAH 230 million (equivalent to TRY 45 million as of October 31, 2018) for the third installment of the conversion.

After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G+ network in Ukraine and as of December 31, 2018 3G+ from lifecell is available in more than 7,789 towns and settlements in Ukraine and in more than 1,213 Ukrainian towns and settlements lifecell is the only operator providing the third generation network services. As of December 2018, lifecell has the widest 3G geographical coverage over the country based on its own calculations by using operators’ relevant disclosures. In February 2017, the company became the 3G speed leader according to the OOKLA speed test. 3G+ services on the lifecell network can be used by 3.4 million Ukrainians as of December 31, 2018. As of December 2018, lifecell is a leader of smartphone penetration with 75% on its high-speed 3G+ network in the Ukrainian telecommunication market.

NCCIR held the 4G license tenders for the 2600 MHz band on January 23, 2018 and for the 1800 MHz band on February 26, 2018. Lifecell was awarded 4G licenses for 15 years, at a cost of UAH 909 million (equivalent to TRY 173 million as of December 31, 2018), and UAH 795 million (equivalent to TRY 151 million as of December 31, 2018) for the 15 MHz in each frequency band, the latter of which was paid in April 2018. In February 2018 lifecell made payments of UAH 187 million (equivalent to TRY 36 million as of December 31, 2018) to PrJSC VF Ukraine, and in May 2018, UAH 19 million (equivalent to TRY 4 million as of December 31, 2018) to JSC Kyivstar for the installment of conversion of spectrum from operators use.

After winning the tenders, lifecell launched 4G services in the 2600 MHz band on March 30, 2018 and in the 1,800 MHz band on July 1, 2018, becoming the first operator to offer 4.5G services in Ukraine nationwide. As of December 31, 2018 4.5G from lifecell is available in more than 2,014 towns and settlements in Ukraine and in more than 609 Ukrainian towns and settlements lifecell is the only operator providing fourth generation network services.

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

In 2018 NCCIR approved an MTR decrease from UAH 0.15 to UAH 0.12 per minute starting from January 1, 2019. Lifecell would benefit from a further decrease of MTR rates along with the introduction of asymmetry to reflect operator cost if the regulator decides to do so in the coming years. Such a change would likely stimulate competition in the Ukrainian market, reducing the competitive barrier.

The MNP Procedure and Technical Requirements have been drafted with the involvement of operators and adopted by state authorities back in 2015. Tender for an MNP solution provider occurred on January 25, 2016. MNP was not launched in 2016 because the Antimonopoly Committee of Ukraine (AMCU) annulled the result of the initial MNP tender. There had been several claims to the court which were successfully resolved in spring 2018. In 2017 the NCCIR adopted a new Registration Procedure which allows remote ways of identification and will facilitate “donor-led approach”, where the registration is provided by donor within the MNP Procedure. New Registration Procedure came into force on December 13, 2018. The MNP introduction, which is expected to create a more competitive and transparent telecommunication market in Ukraine, is officially announced by NCCIR to begin on May 1, 2019.

In April 2016, lifecell LLC sold 811 towers to a subsidiary of Turkcell in Ukraine, Ukrtower LLC, and signed a tower lease agreement which allows lifecell to leaseback these assets.

As of August 2017, Paycell LLC has been incorporated as a subsidiary of lifecell LLC in order to operate as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting has been obtained as of October 2017, and licences for e-money and local currency transfers have been obtained in September and October 2018, respectively.

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

At December 31, 2018, Belarusian Telecom had 1.5 million registered subscribers, the majority of which were prepaid, Belarusian Telecom’s three-month active subscribers reached 1.2 million as of December 31, 2018. Belarusian Telecom had 150 exclusive and more than 300 non-exclusive sales points and the sales from online store continuously increases with the growing customer demand through online channels.

At December 31, 2018, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus, which corresponds to coverage of approximately 99.9% of the entire population of Belarus, or 97.7% geographical coverage. Belarus Telecom has also launched 4G service in August 2016 on LTE infrastructure established by JLLC Belarusian Cloud Technologies (“beCloud”) and provides 4G services throughout the country in 182 cities, towns or settlements as of December 31, 2018. In Belarus, the only LTE license is owned by beCloud at current and beCloud is the only infrastructure provider for LTE services. Availability of 4G services to our customers has improved the quality of data services and customer experience in using data services. Belarusian Telecom’s data subscribers reached 700 thousand as of December 31, 2018.

In line with our strategic priority of improving our balance sheet structure, we have restructured debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom’s debt is EUR 612 million subordinated loan (equivalent to TRY 3.7 billion as of December 31, 2018) owed to Turkcell as of December 31, 2018.

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

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business.

Belarus – Lifetech LLC

Lifetech LLC, which is a subsidiary of Turkcell Group, was established in 2012. It is 99.9% owned by Belarusian Telecom and has more than 200 professionals located in Belarus. Lifetech LLC provides a full cycle of software development services and develops custom and platform-based solutions to its clients located in Belarus, Turkey, the Netherlands, the Russian Federation and the Turkish Republic of Northern Cyprus.

Kuzey Kibris Turkcell

Kibris Mobile Telekomunikasyon Limited (“Kuzey Kibris Turkcell”), a 100% owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2018, Kuzey Kibris Turkcell had 0.5 million registered subscribers.

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

In 2012, Kuzey Kibris Turkcell acquired Internet Service Provider and Infrastructure establishment and operation licenses. Kuzey Kibris Turkcell applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Kuzey Kibris Turkcell and the Ministry of Transportation was signed for the right of way for highway sides. In the fourth quarter of 2017, Lifecell Digital Ltd. has been incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital Ltd. also acquired an infrastructure license in December 2018. Total fiber optic infrastructure implementation is at 69 kilometers by the end of 2018.

The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around 71% decline in total, from TRY 0.10 to TRY 0.03.

The Ministry of Transportation reduced the call charges 41% for off-net calls as of January 1, 2015. These price regulations had a substantial adverse effect on our business. According to the requirements of Electronic Communications Law, prepaid lines were registered. In addition, technical infrastructure was completed for IMEI registrations. The registration of IMEI numbers continue since early 2016.

At the end of 2016, for the first time in the communication industry, Turkcell launched its digital brand Lifecell in the Turkish Republic of Northern Cyprus, providing all its services through internet based digital services. As of December 31, 2018 lifecell subscribers have 80% more ARPU when compared to other subscribers.

As of January 22, 2018 mobile number portability (“MNP”) has come into effect in Turkish Republic of Northern Cyprus.

Turkcell Europe

Turkcell Europe GmbH (“Turkcell Europe”) was founded by Turkcell in 2010 as an MVNO providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as a MVNO and offered Turkcell’s service quality across both Germany and Turkey. In order to increase the efficiency of our operations in Germany, we made changes to the business model in 2014 from a “wholesale traffic purchase” agreement to a “marketing partnership”. The Marketing Partnership agreement between Turkcell Europe and a subsidiary of Deutsche Telekom was signed on August 27, 2014 which involved the transfer of Turkcell Europe subscribers and operations to a Deutsche Telekom subsidiary as of January 15, 2015. The contract has been renewed on December 12, 2017 and remains in effect. Turkcell and Deutsche Telekom have agreed to rebrand Turkcell Europe into the “lifecell” brand. Going forward Turkcell aims to offer its digital services also in the German market. As of December 31, 2018, Turkcell Europe had 190,751 registered subscribers.

Financell B.V.

Financell B.V. was incorporated under the laws of the Netherlands in 2007 and had its registered address in the Netherlands. Financell borrowed funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries. Due to other available options for funding the subsidiaries, the Board of Directors of Turkcell resolved to liquidate Financell B.V. on December 21, 2016 and liquidation was completed as of August 14, 2018.

Turkcell Global Bilgi

On October 1, 1999, Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (formerly known as Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.) (“Turkcell Global Bilgi”) was established in order to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi started offering customer care services to companies in finance, retail, energy, public sector and the airline industry. In 2016, Turkcell Global Bilgi announced its presence as a “Customer Experience Solution Center”. By completing its business model transition from Customer Care to Customer Experience, Turkcell Global Bilgi started to analyze customer experiences deeper and gained a vast experience. As of August 4, 2017 Turkcell Global Bilgi has obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2018, Turkcell Global Bilgi employed 12,034 employees, of whom approximately 64% provide Turkcell with customer care and retention services, around 27% serve customers of other clients and while the remainder works as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi owns a 100% share of Global Bilgi LLC since 2008, which operates in Ukraine and provides telesales and call center services.

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

Inteltek has entered into a contract on August 29, 2008 with Spor Toto Teskilat Baskanligi (“Spor Toto Directorate”) in order to run a sports betting business for ten years. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals. On August 29, 2018, on the day its licence ended, Inteltek signed a new agreement with Spor Toto Directorate up to one year or up until a new license is tendered out. This contract, based on a specific Turkish legislation relating to gaming enacted in 2008, was entered into following numerous legal challenges to prior contracts.

On November 15, 2018, İnteltek agreed to sell its 51% owned subsidiary Azerinteltek QSC (“Azerinteltek”) to Baltech Investment LLC, shareholder of Azerinteltek with a 24.5% shareholding. The transaction was completed on January 11, 2019 for a total consideration of EUR 19.5 million.

On November 27, 2018, Spor Toto Directorate held the Tender For Procurement Of Fixed Odds And Pari-Mutuel Betting Based On Sports Competitions By Procurement Of The Same By Legal Persons Of Private Law (the “Tender”). Shortly after, Spor Toto announced the cancellation of the Tender where Inteltek was the only bidder. On February 13, 2019, Spor Toto held the Tender once again and Inteltek has been notified that the tender was awarded to the other bidder. Following a transition period of up to six months, Inteltek’s operations in sports betting will cease. Inteltek may consider exercising its rights stemming from the law within the respective time frame with respect to the tender process. Unless our legal challenge proves successful or there is a new tender, we expect that Inteltek will cease its activities in August 2019.

The respective revenues comprised approximately 1% of our 2018 consolidated revenues while 2019 contribution is anticipated to be lower considering our ongoing contract and the transfer process.

In 2017, Inteltek entered the digital gaming sector by developing a gaming platform for Turkcell’s BiP application. Inteltek has launched the kids-oriented gaming platform “Playcell” and the first board game app “Backgammon Go” to the Turkish market in 2018. In 2018, over 18 million users visited Playcell; the BiP gaming platform had 4.8 million unique visitors and more than 240 thousand users downloaded Backgammon Go. Inteltek will focus on growing its presence in the attractive gaming market.

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

We believe that Turkcell Superonline differentiates itself through its commitment to the quality of after-sale services. Turkcell Superonline supplies corporations with industry-leading service-level agreements utilizing its professional technical support personnel and highly qualified team of consultants. Turkcell Superonline has been awarded the ISO 9001:2015 Quality Management System Certificate from Bureau Veritas. Turkcell Superonline aims to become one of the “leading innovative telecommunications operators” in Turkey and it intends to continue to seize opportunities in the internet and telecommunications markets.

Turkcell Superonline won the tenders of BOTAS, Turkey’s state-owned pipeline company, and TEIAS, Turkey’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017 including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period. These transactions have been both considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2018 is TRY 118.0 million (December 31, 2017: TRY 113 million).

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

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet Iletisim Teknoloji A.S. (“Metronet”). In April 2014, the control over Metronet was acquired from Es Mali Yatirim ve Danismanlik A.S. for a consideration of TRY 27 million. Turkcell Superonline and Metronet merged on July 4, 2014. With this acquisition, Turkcell Superonline’s fiber in-city coverage increased to 14 cities, up from 12 at the time.

Turkcell Superonline merged with Turkcell Interaktif Dijital Platform Icerik Hizmetleri A.S. on December 28, 2016 (“Turkcell Interaktif”). Following the merger, Turkcell Interaktif was deregistered from Istanbul Trade Registry.

As of December 31, 2018, Turkcell Superonline has 43.3 thousand km of fiber backbone covering 79 major cities in Turkey and has 8 border crossings. Turkcell Superonline has fiber in-city coverage in 21 cities and increased its homepasses to around 3.4 million as of December 31, 2018 from around 3.1 million a year ago. Including partnership engagements, we are capable of covering 6.44 million households in 28 cities. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle-East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and the governmental institutions.

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

On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates (wakala sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market, for an amount of up to TRY 300 million, up to 12-month tenor, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the Capital Markets Board and the approval was obtained on March 1, 2018. The first issue of TRY 125 million with a 6-month tenor was made in March 22, 2018 and matured on September 13, 2018. It was followed by the second issue of TRY 75 million on December 13, 2018 with 103-day tenor and the third issue of TRY 100 million on February 13, 2019 with 121-day tenor, which concluded the issue programme under the CMB approval. On February 1, 2019, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 500 million under the same above conditions. Turkcell Superonline may continue to raise local currency funding through the issuance of lease certificates in the domestic market.

JCR Eurasia Rating has evaluated Turkcell Superonline in an investment-level category on the national and international scales and assigned the ratings on the Long Term National Scale as ‘AA (Trk)’ and the Short Term National Scale as ‘A-1+ (Trk)’ with ‘Stable’ outlooks on May 29, 2018.

Global Tower

Kule Hizmet ve Isletmecilik A.S., (“Global Tower”) was established in 2006 as a 100% subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey and fifth largest tower company in Europe. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only Mobile Network Operators (“MNO”) but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Ukraine, UkrTower LLC, was founded in 2009 and its 100% owned subsidiary in Belarus, Beltower LLC, was founded in 2016. Beltower has a right of use agreement signed with Belarusian Telecom.

Global Tower operates a unique portfolio of 10,581 towers, 8,501 of which are located in Turkey. Global Tower owns 1,132 towers in Ukraine and operates 833 towers in Belarus, as well as 115 towers in Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties though revenue share agreements. An assessment process for a potential sale and lease-back arrangement relating to the remaining towers in Belarus is currently ongoing. Global Tower also provides service over 100 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

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

Global Tower’s wide service range consists of:

•	Shared infrastructure services in tower/rooftop/in house fields

•	TV-Radio infrastructure solutions

•	E2E and wind power infrastructure solutions

•	M2M / Scada / Telemetry Infrastructure Solutions

•	GSM-R Solutions

•	Mini Data Centre Infrastructure Solutions

•	Mobile Tower Solutions

•	Acclimatized System Room Solutions

•	Energy infrastructure solutions

•	Hybrid Systems Solutions (Solar / Wind)

•	Infrastructure Maintenance and Operation Services

•	Field Acquisition and Contract Management Services

•	Satellite telecommunication solutions and services

The Turkcell Board of Directors decided to initiate an initial public offering (“IPO”) of Global Tower’s shares in June 2016. However, due to adverse macroeconomic conditions in the markets, the IPO has been postponed. We are evaluating the IPO option for the coming periods if and when the financial market conditions become favorable.

Turkcell Teknoloji

Turkcell Teknoloji Arastirma ve Gelistirme A.S (“Turkcell Teknoloji”), a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations in Kucukyali Technology Plaza, Maltepe, Istanbul, Turkey. Turkcell Teknoloji’s R&D center employs more than 800 researchers who have been accredited by the Ministry of Science, Technology and Industry. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (Data Analytics and artificial intelligence, Blockchain, Network Technologies, IoT, VR/AR), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: digital services, location-based services and platforms security, roaming solutions, blockchain software life cycle, artificial intelligence and big data processing, business intelligence applications, CRM solutions, network technologies, financial solutions, cloud solutions, mobile marketing, internet of things (IOT), revenue management solutions and campaign management solutions, music and entertainment services, Over-The Top (OTT) solutions and IP TV services.

Turkcell Teknoloji has continued to export technology and software to CIS, Europe, Middle East and Africa. The Turkcell Teknoloji Campaign Management System is deployed and used in ten countries Azerbaijan, Belarus, Ukraine, Turkish Republic of Northern Cyprus, Germany, Uzbekistan, Georgia, Moldova, Libya and Kazakhstan. In 2018, Turkcell continued to expand its customer base with digital services in Moldova, and looked for the new opportunities to implement its product catalogue with newly added products.

With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2018, the Turkcell Teknoloji R&D Center submitted over 453 new national and 20 international patent applications. As of December 31, 2018, Turkcell Teknoloji has 1,605 national and 128 international patents applications and 369 granted patents.

Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Hence, Turkcell Technology is an active participant in European collaborative research programs.

As a member of the boards of ITEA and CELTIC clusters of the Eureka program, which is a leading open platform for international cooperation in innovation involving over 40 countries, Turkcell Technology supports the establishment of the European research agenda. ITEA is a transnational and industry-driven Research, Development and Innovation programme in the domain of software innovation in ICT domain. CELTIC strengthens the competitiveness of the European industry by fostering European R&D cooperation in telecommunications and the well-being of society by stimulating innovative information and telecommunication services. Turkcell Technology also has a long history of developing research projects associated with Eureka programs, where we participated as a project leader, national leader or project partner. Turkcell Technology works closely with its national and global partners to initiate new projects in Eureka clusters and Horizon 2020 (Horizon 2020 is the biggest EU Research and Innovation programme to promote discoveries and world-firsts by taking great ideas from the lab to the market) calls which are publicly funded by the Scientific and Technological Research Council of Turkey (TUBITAK) and the European Commission.

Turkcell Finansman A.S.

Turkcell Finansman A.S. (“Financell”, “Turkcell Finansman”), a wholly owned subsidiary of Turkcell, was established on October 22, 2015 with the approval of the Banking Regulation and Supervision Agency (“BRSA”, the financial institutions regulator in Turkey) in order to provide financing solutions to Turkcell customers in the form of consumer loans. The company commenced operations in February 2016 after receiving the BRSA’s operational permission and was re-branded as Financell in 2017.

Financell was launched nationwide in March 2016 in order to provide financing solutions to existing or new Turkcell customers for their handset, tablet or accessory purchases. With a prudent risk management approach, Financell mainly supports smartphone sales of Turkcell and thus cooperates with a wide network of Turkcell point-of-sales across Turkey.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell may also tap into the local debt capital markets for bond issues. In order to diversify its borrowing base, Financell also resorts to other funding alternatives such as asset backed securities (“ABS”). From April 2017 to December 31, 2018, Financell executed four ABS issuances via Aktif Yatirim Bankasi A.S. (a domestic investment bank) at an amount totalling TRY 360 million. The very first ABS issuance of TRY 100 million fully matured on December 21, 2018. Fitch Ratings assigned Financell ‘BB’ Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) and ‘AA-(tur)’ National Long-Term Rating.

Financell had 4.4 million loans outstanding and TRY 4.2 billion of consumer loans had been granted as of year-end 2018. Cost of risk has improved to 1.97% in December 2018 from 2.26% in December 2017. Coverage ratio as of December 2018 was 77.6%.

In September 2017, Financell established a branch in Turkish Republic of Northern Cyprus started handset financing operations The business grew throughout 2018 by offering financing options for smart devices.

Financell expanded its services in 2017 into insurance and bundled insurance products with consumer loans through a revenue sharing agreement with BNP Paribas Cardiff. In June 2018, Turkcell Sigorta Aracilik Hizmetleri A.S. (“Guvencell”, “Turkcell Sigorta”) insurance agency has been incorporated as a subsidiary of Financell in order to offer various insurance products. In December 2018, Guvencell launched its first product which is for women health insurance.

Turkcell Ozel Finansman A.S.

Turkcell Ozel Finansman A.S. (“TOFAS”), a wholly owned subsidiary of Turkcell, was incorporated on February 12, 2018 with the approval of the BRSA in order to provide financing solutions in accordance with Islamic financing principles for purchases of goods and services. The company is currently waiting for the BRSA licensing process.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S.

Turkcell Odeme ve Elektronik Para Hizmetleri A.S. (“Paycell” or “Turkcell Odeme”) became operational as of March 2015 to create a convenient payment solution for users and to offer them a streamlined shopping experience under “Paycell” brand.

In August 2016 Paycell has acquired a Payment Service Provider License from the BRSA and became the first MNO subsidiary having this license in Turkey. With its brand “Paycell”, Turkcell has expanded its merchant network and reached over 2,000 merchants by implementing easy and secure payment methods to new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services.

After it was awarded an electronic money payments licence in July 2017, Paycell has launched digital money, prepaid card and utility bill payments though Paycell application and various Turkcell shops. In December 2017 VISA has confirmed Paycell’s membership. As of December 31, 2018, 2.7 million credit and debit cards are registered at Paycell. Throughout 2018, the business grew at an accelerating rate and added on other features of peer to peer money transfer, expanded merchant integrations and increasing penetration of Paycell prepaid cards.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in Turkish Republic of Northern Cyprus. The business grew throughout 2018 with addition of other Paycell products. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments. Paycell plans to grow into other international markets offering Turkcell’s digital solutions worldwide.

As of December 31, 2018, Paycell had 5.2 million three-month active users (including direct billing service users) and the Paycell app was downloaded 2.6 million times. In 2018, including Financell, Paycell generated TRY 5.8 billion transaction volume.

Lifecell Ventures

Lifecell Ventures Cooperatief U.A. (formerly named Beltur Cooperatief U.A., “Lifecell Ventures”, “Lifecell Digital”) is a 100% subsidiary of Turkcell and it is incorporated in the Netherlands.

In line with Turkcell Group’s strategic priority being a “digital operator” and spreading OTT products and services both in international and domestic markets, Lifecell Ventures is responsible for delivering our OTT services to the global markets and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances. Lifecell Ventures uses technology to provide a digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as cloud solutions on either a licence or a white-label basis. Lifecell Ventures’ business model is based on charging consultancy, brand and license fees in return for provision of digital service infrastructure and know-how to other operators. Lifecell Ventures has the ambition to contribute in taking telecoms to the “next level”, which is a more digital service focus rather than being an infrastructure company.

Lifecell Ventures signed cooperation agreements with ALBtelecom SH.a. (ALBtelecom) of Albania, CG Corp Global of Nepal and Digicel Group of Carribean following its already-signed agreement with Moldcell of Moldova within the scope of our international digital business which will allow the use of our digital services in total 39 countries. ALB Telecom, which operates in Albania with a population of 3 million, will initially start to offer BiP and lifebox services to its customers, and then will expand its offerings to include fizy, Yaani, Dergilik and Kopilot in accordance with the cooperation. Digicel Group operating in 31 countries in the Caribbean, Central America and the Pacific will integrate these services into the infrastructure of operators in its countries of operations. With the agreement signed, CG Corp Global, part of the CG Group, will launch Nepal’s first digital operator that will offer our digital services BiP, lifebox, fizy, TV+, Dergilik and Fast Login to a population of around 30 million.

Lifecell Digital’s business model is based on charging consultancy, brand and license fees in return for provision of digital service infrastructure and know-how to respective operators.

Turkcell Satis ve Dijital Is Servisleri A.S.

Turkcell Satis ve Dijital Is Servisleri A.S. (formerly known as Turkcell Satis ve Dagitim Hizmetleri A.S.) (“Turkcell Satis”) sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website www.turkcell.com.tr. In 2016, Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

In January 2019, the company’s legal name was changed to Turkcell Satis ve Dijital Is Servisleri A.S., and its area of operations have been expanded to cover end to end IT and technology related solutions and services for enterprises, including data center, cloud, security, digital transformation, system integration and IT managed services.

Turkcell Enerji

Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. (“Turkcell Enerji”), a 100% owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader for the transformation of energy markets in Turkey through digitalized, decentralized and decarbonized solutions. Turkcell Enerji supplies electricity to eligible residential, commercial and industrial customers in Turkey.

Turkcell Enerji owns an electricity supply licence, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity.

Sofra Kurumsal

Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra Kurumsal”), in which Turkcell indirectly holds a 33.3% stake, was incorporated on July 24, 2018. Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish postal services company, act as shareholders together with our subsidiary Turkcell Odeme. Sofra Kurumsal will provide services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, in vehicle payments as well as smart keys.

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfi”, “Foundation”) was founded by our Company on October 11, 2018. The Foundation is a non-for-profit foundation aiming to develop and implement charity and donation programs with respect to, including but not limited to, technology and education.

Assets Held for Sale

Fintur

Turkcell holds a 41.45% stake in Fintur Holdings B.V (“Fintur”), which holds interests in the mobile operation in Moldova as of March 7, 2019.

Telia Company A.B. (“Telia Company”), which is one of our major shareholders and also our partner in Fintur through a 58.55% stake held by Sonera Holding B.V. (“Sonera”), announced on September 17, 2015 that it had initiated a process in relation to its Eurasian assets with the ultimate aim of a complete exit. In line with the growth strategy in the region at the time, and as the minority shareholder in Fintur (which included assets in Kazakhstan, Azerbaijan, Georgia and Moldova at that time), on February 26, 2016, Turkcell submitted a binding offer for the remaining 58.55% stake of Sonera in Fintur that Turkcell did not own and Telia Company’s 24% direct stake in J.S.C. Kcell (“Kcell”) operating in Kazakhstan. However, the negotiations were inconclusive and we decided to sell our Fintur stake. Fintur was classified as held for sale and reported as discontinued operations since October 2016.

As part of this process, on January 26, 2018, Fintur, through its 99.99% subsidiary Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S. (“Gurtel”), signed a binding agreement with Silknet JSC (“Silknet”), a joint stock company organized under the laws of Georgia, to transfer its 100% total shareholding in Geocell LLC, a limited liability company organized under the laws of Georgia for USD 153 million. The transaction was closed on March 20, 2018 following the receipt of regulatory approvals. On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Dis Ticaret A.S (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”), a company fully owned by the Republic of Azerbaijan, for EUR 221.7 million. The signing of the definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. On December 12, 2018, Fintur signed a binding agreement with JSC Kazakhtelecom to transfer its 51% total shareholding in Kcell for USD 302.6 million. The transaction was closed on December 21, 2018. These transactions have no impact on the Company’s financial statements since Fintur is classified as “assets held for sale”. Simultaneously with the signing of the Kcell share sale agreement, Turkcell also signed a binding agreement with Sonera Holding to transfer its 41.45% shareholding in Fintur for EUR 350 million, subject to closing adjustments. The transaction is expected be completed following the receipt of regulatory approvals from the Moldovan authorities, although we can provide no assurance that such approvals will be obtained.

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

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol and on May 31, 2018 Shareholders Agreement was signed by Turkcell with the intention to participate as a potential contributor in “Turkey’s Automobile Project”. Under this protocol, the signing parties has agreed to determine the framework of the activities to meet requirements of the project for designing, developing, manufacturing an electric car and establishing sales and distribution network, and to establish a local company that will own the intellectual and industrial property rights of this car. Accordingly, on June 25, 2018, Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“Turkiye’nin Otomobili”, “TOGG”, “Turkey’s Car”) was incorporated, in which Turkcell has participated as a founding partner with a 19% stake and provided TRY 3.8 million as initial capital. AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Kok Ulasim Tasimacilik A.S. and Turkcell have equal partnerships in TOGG each with a 19% shareholding; whereas Turkiye Odalar ve Borsalar Birligi holds a 5%. The CEO of TOGG was appointed on September 1, 2018. The capital of the company was increased to TRY 50 million as of October 17, 2018.

TOGG has been established primarily to produce the electric car referred to above and to carry out supporting activities within the framework of Turkey’s Automobile Project. Turkcell continues its efforts towards developing smart transportation systems, leveraging on its high quality communication network and strong engineering and software capabilities embedded within its organization. We believe that we will make an important contribution to Turkey’s Automobile Project as a technology partner with our knowhow and competencies.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2018 and in 2019, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219.

During the year ended December 31, 2018, Turkcell and lifecell had international roaming relationships with the following companies in Iran and Syria: Telecom Infrastructure Company of Iran (“TIC”), MTN Irancell, Taliya Iran, Telecommunication Kish Co., KIFZO and Rightel and Syriatel and MTN Syria. During the year ended December 31, 2018, Turkcell and lifecell had gross revenues of approximately TRY 5.5 million and cost of approximately TRY 2.2 million attributable to these agreements. Turkcell has developed an OTT product called “BiP” which is available for download online for free. The Company believes that there have been downloads from within Iran, which have generated no revenue or profits. For details regarding the risks we face with regard to our business in Iran, please refer to “Item 3.D—Risk Factors—Any instability in the political environment and/or downturn in the economy, as well as volatile international markets and events and the threat of terrorism, in Turkey and/or internationally may have an adverse effect on our business and financial condition.”

Turkcell has voice interconnection agreements with Tadbir Ertebatat-E-Sigma (“Sigma LLC”). During the year ended December 31, 2018, gross revenues attributable to these agreements were TRY 41 million, and net losses of approximately TRY 16 million.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with TIC. During the year ended December 31, 2018, total revenues attributable to these agreements were TRY 10.7 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (“Telecom Idea”) based in Iran. For the years 2017 and 2018 the services provided to this company generated no revenues, and the services received from this company amounted to approximately TRY 1.8 million. Payments for these costs were done to QBIC Electronics Trading LLC (a UAE company) which is authorized by Telecom Idea for receiving payments.

We have made enquiries of our major shareholders regarding activities in Iran and Syria.

Telia Carrier AB of Sweden is interconnected with the Telecommunications Infrastructure Company of Iran via an interconnection point outside of Iran, but did not exchange any international telephony traffic with TIC of Iran in the year ended December 31, 2018. Telia Carrier AB of Sweden receives international telephony traffic from the Syrian Telecommunications Establishment via an interconnection point outside of Syria. Telia Carrier AB does not send traffic to the Syrian Telecommunications Establishment via this interconnection point, as this agreement has been terminated. During the year ended December 31, 2018, gross revenues and net profits attributable to this business relationship were EUR 29 thousand and EUR 27 thousand, respectively.

Furthermore, we have been informed that Telia Finland, Telia Norge AS, Telia Denmark, Moldcell and Telia Lithuania had roaming agreements with Mobile Company of Iran (MCI), MTN Irancell, MTN Syria, Syriatel. For the year ended December 30, 2018, total costs associated with these agreements amounted to EUR 11 thousand.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. With the exception of the roaming agreement between Telia Denmark and Syriatel which has been terminated in 2018, we and our affiliates intend to continue the activities described in this section in 2019.

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

Under Article 51 of the Electronic Communications Law, the ICTA was authorized to determine the principles and procedures related to the process of personal data and protection of privacy and has published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general. In addition, ICTA is also authorized to determine the procedures and principles related to the process of personal data and protection of privacy. A public consultation regarding the draft regulation has been collected by the ICTA, however the new regulation has not yet been adopted.

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

The law entitled Universal Services and Amending Some Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to the fulfillment of universal services in the electronic communications sector, a universal public service that is financially difficult for operators to provide (and performance of a universal service obligation in the electronic communications sector). In accordance with Law No. 5369, the scope of universal services is determined periodically by the President of Republic of Turkey, which will not exceed three years.

The legislation designates the following as universal services: fixed-line telephony services, public pay telephones, telephone directory services to be provided in printed or electronic environments, emergency call services, basic internet services, passenger services to residential areas where access is solely provided by sea and sea communication and sailing safety communication services.

This law mandates that designated operators must provide universal services and the General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Turk Telekomunikasyon A.S. and the GSM operators are currently designated as universal services providers.

The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette numbered 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Turkish Ministry. This contract was renewed until December 31, 2018 to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Recently the contract has been extended with the same conditions as defined in the contract clause until December 31, 2019. The Electronic Communications Law also specifies general rules and principles relating to tariffs. Pursuant to the Electronic Communications Law, operators may freely determine the tariffs they apply in compliance with the relevant legislation and the ICTA arrangements. In the event of determination of the significant market power of the operator, the ICTA may determine the method of the approval, tracking and auditing of the tariffs. It may also determine the lower and upper limit of the tariffs and principles and procedures of the application of the same.

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

(3) Procedures and principles pertaining to the implementation of Article 13 of the Electronic Communications Law, submission of tariffs to the ICTA and publishing and announcing them to the public shall be determined by the ICTA.

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision in 2005, the ICTA designated Turkcell as having “Significant Market Power” (SMP) in the “Mobile Access Call Origination Market” while all three operators were designated as having Significant Market Power in “Mobile Call Termination Market”.

As a result of the significant market power designation in the Mobile Access and Call Origination Market, our Company was obliged to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while competitors can set their prices freely on commercial basis.

Upon the renewal of related market analysis; following an ICTA Decision dated April 12, 2017 and numbered 2017/DK-SRD/124, it has been decided that an ex ante regulation is no longer needed for Mobile Access Call Origination Market and that Turkcell’s SMP designation will be removed as of April 12, 2018 unless otherwise stated. However, the Mobile Access and Call Origination Market deregulation transition period is extended until April 12, 2019. Within this period, Turkcell will retain its SMP designation and obligations under the Mobile Access Call Origination Market regulation will continue.

Upon the renewal of Mobile Call Termination Market analysis, by ICTA Decision dated April 19, 2017 and numbered 2017/DK-SRD/131, it has been decided that SMS and MMS termination services will no longer be regulated as of April 19, 2018 unless otherwise stated. However, an ICTA decision on April 12, 2018 stated that deregulation of SMS/MMS termination services is cancelled and SMS/MMS termination services will be regulated on the Mobile Termination Market.

In addition to the duties and authorities stated above, the Law Regarding the Establishment of ICTA No. 2813 has been amended and ICTA has been given the authority to apply a conciliation procedure for the receivables including administrative sanctions (except for the receivables that are intermediated for collection and the penalty requirement for the treasury share) and the debts of ICTA. According to this provision, it is possible to settle on a part of the disputed amount and to waive the primary or secondary claims and the settled matters cannot be made the subject of a lawsuit or a complaint.

Telegraph and Telephone Law numbered 406 has also been amended and it has been regulated that in the event that the treasury share is not paid in full in the given period, ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share.

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

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

According to the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators, effective as of February 15, 2014, the ICTA retains the right to impose fines in the event an operator submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not submit such documents in a timely manner; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies; does not meet the regulations regarding numbering, number portability, calling line identification (CLI), access and interconnection, end-user tariffs, consumer rights, value added services (VAS), data protection, national security and public order, service quality and such or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

In 2018, there has been another amendment to the aforementioned regulation which introduces a new provision addressing “natural persons” and “private legal entities which are not operators” under the Electronic Communications Law. According to the new provision, entities (including “natural persons” and “private legal entities which are not operators”) who fail to comply with the obligations determined by ICTA regarding national cyber-security activities and protective measures against cyber-attacks, or fail to implement the measures taken by ICTA, will be subject to administrative fines.

e. Regulation on Authorization regarding the Electronic Communications Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector” (“Authorization Regulation”), which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016, there had been major amendments to the aforementioned Regulation. According to the amendments:

(1) Operators authorized with the limited usage right authorization may sell devices, make installations, carry out maintenance or give consultations if it is related to or necessary for its field of activity. As a result of this amendment, Turkcell is able to sell devices in relation with electronic communication services.

(2) Companies which apply to the ICTA to be authorized should have paid the minimum amount of paid capital set by ICTA. The operators authorized before the amendment of the Regulation are also liable to meet this condition. According to the ICTA decision dated March 31, 2016 and numbered 2016/DK-YED/195, the operators authorized to provide Public Access Mobile Radio Service should have minimum paid capital amounting to TRY 250,000 and the operators granted with other authorization types should have minimum paid capital amounting to TRY 1,000,000.

(3) All operators should obtain the consent of the ICTA prior to the transfer, acquisition or any other transaction regarding 10% or more of their shares. The operators authorized with limited usage right should also notify the ICTA within two months at the latest in case of a transfer, acquisition or any other transaction of their shares up to 10%.

(4) Operators should provide free call center services, which was not an obligation in the former Regulation.

(5) Operators should keep the traffic data of their customers for two years, which was set at one year in the former Regulation.

(6) Operators are liable to notify the ICTA of any amendments to the documents regarding the employees of the operators (including employee lists) which have been previously submitted to the ICTA.

(7) The ICTA is entitled to decline authorization applications and proceed with operator inspections to confirm the accuracy of the information and documents submitted during the authorization application.

In addition to the amendments of the abovementioned Regulation, the ICTA decision on Procedures and Principles Regarding the Usage of Caller Line Identification (CLI) was published; the liabilities of the operators are increased.

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

g. Regulation on Security of Network and Information in Electronic Communications Sector

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

The Competition Board can carry out investigations, evaluate requests for exemptions, monitor the market, assess mergers and acquisitions, submit views to the Ministry of Industry and Technology (formerly known as Ministry of Industry and Trade) and perform other tasks stipulated by the Competition Law. The ICTA can apply to the Competition Board if it determines that agreements regarding access, network interconnection and roaming violate the Competition Law.

Any person or legal entity may file a complaint with the Competition Board. The Competition Board can take necessary measures to prevent violations and may impose fines on those who are liable for such prohibited practices. The Competition Board may impose fines of up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. The ICTA and the Competition Board entered into a Protocol on Cooperation in 2002, followed by new Protocols in 2011 and 2015. The original Protocol established a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, regulations and inspections that affect competition conditions and competition in the telecommunications sector. The new Protocols regulate the mechanisms to improve cooperation between the ICTA and the Competition Board.

i. The Principles on the Applications Regarding the Anticompetitive Acts In Electronic Communications Sector

One of the principles that the ICTA must follow is the creation and protection of a free and efficient competitive environment. The Electronic Communications Law specifies that the ICTA is authorized to set rules (that do not contradict the Turkish Competition Law) to prevent anticompetitive acts, to investigate the operators as officio or upon a claim and to take necessary measures against the anticompetitive actions. Considering that the applications regarding the anticompetitive acts are made by different methods and are based upon a variety of documents, the ICTA published the “Principles on the Applications Regarding the Anticompetitive Acts in Electronic Communications Sector” on December 20, 2017 in order to clarify these points.

j. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for the stay of execution and cancellation of the ICTA’s aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018 and it is expected that the court will grant a decision in 2019. Since then the ICTA has been working on a new regulation aligned with the law no. 6360.

k. Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law no 6360 and Municipality Law No 5393, the Metropolitan Municipalities were authorized to give site selection certificate to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, numbered 30314, and entered into force on the date of its publication. According to this regulation, the Site Selection Certificate and the TRY 2,970 per station fee for the year 2019 will only apply to the BTSs established after December 6, 2012.

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

The Planned Areas Zoning Regulation was published in the Official Gazette dated July 3, 2017 and became effective as of October 1, 2017. The necessity of obtaining a building permission certificate and a construction permit, which is not possible in practice, has thereby been abolished. This regulation authorizes the establishment of a BTS without a construction license process, provided that necessary precautions and approval of ICTA are taken, and provides a special BTS installation procedure. The following requirements must be met for BTS to be established on private land and in buildings:

•	The Site Selection Certificate should be received prior to the establishment of the BTS.

•	Operators must undertake the technical responsibility the installation.

•	The consent of flat owners should be obtained prior to the establishment of a BTS.

•	A static report for the BTS installation should be obtained by operators.

•	The appearance of the BTS should not negatively affect the aesthetics, appearance and silhouette of the buildings.

•	The size of the antenna should not exceed 1.55 meters on roof-top sites.

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We are required to pay 10% of our existing monthly treasury share to the Turkish Ministry as a universal service fund contribution. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution. As of January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Turkish Ministry as detailed above. The calculation method for the treasury share has also been revised and the following will consequently not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount, price).

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

Coverage

Our license requires that we meet coverage and technical criteria. We must attain geographical coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. As at the end of 2018, we have met and surpassed all coverage obligations.

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

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Technology for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Technology. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Such caps were in force at the beginning of 2016, until a decision rendered in March 10, 2016 by the ICTA annulled the maximum tariffs set by the ICTA in 2015. On September 20, 2018, the ICTA set the maximum tariffs at 0.5670 TRY/min for voice and TRY 0.4075 for SMS with regard to Turkcell and Vodafone on the basis of the obligations in their licence agreements. Since Avea does not have such an obligation in its licence, a policy decision was taken by the Ministry of Transportation and Infrastucture for Avea to comply with maximum tariffs.

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

Applicable Law and Dispute Resolution

Under our license agreement, any dispute arising from scope, implementation and termination of the agreement shall be brought before the Committee. If the dispute is not settled within 30 days before the Committee, it shall be referred to the parties. If the dispute is not resolved by the parties within 15 days, then it shall be settled by an arbitral tribunal in accordance with ICC Rules. The governing law of any arbitration is Turkish law and any such arbitration shall be conducted in English. Disputes relating to national security or public policy shall not be subject to arbitration proceedings.

Additionally, the Law No. 7061 dated November 28, 2017 has introduced the settlement mechanism set forth in a provision of the Tax Procedural Law No. 213 for the disputes in relation to the payment of the treasury share.

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

With the 3G License Agreement, we are obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. Following the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. ICTA objected to this decision. Objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018 and it is expected that the court will grant a decision.

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to provide at least 40% of its electronic communications investments from suppliers that have a Research and Development Center in Turkey and the obligation to provide at least 10% of its electronic communications investments from suppliers that are small and medium size enterprises (“SMEs”) established in Turkey.

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

r. Authorization of 4.5G License

In the IMT- Advanced (“4.5G”) tender held on August 26, 2015 to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD,TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G (IMT) spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

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

(a) must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

(b) must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within eight years, 95% of double roads within six years and 90% of conventional railroads within ten years, and

(c) is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with population of less than 10,000 and highways, double roads, tunnels, high speed railroads and conventional railroads, from the effective date of the License granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkey. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and following years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the obligation. Based on the law, we have applied for the removal of the obligation for the first three 2015-2016, 2016-2017 and 2017-2018 periods.

Breaches regarding the abovementioned obligations and the breaches resulting in the termination of the GSM and IMT-2000/UMTS concession agreements for any reason shall also result in the termination of the Operator’s 4.5G authorization. The Company may apply to the ICTA between 18 and 12 months before the natural end of authorization (April 30, 2029) for the renewal of the authorization. The ICTA may renew the authorization, taking into account the current legislation.

s. Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our majority owned subsidiary, Belarusian Telecom, and wholly owned subsidiaries lifecell and Kuzey Kibris Turkcell hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. If lifecell, Belarusian Telecom and Kuzey Kibris Turkcell fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Inteltek, Turkcell Enerji, Paycell and Financell have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

As of December 31, 2018 lifecell owns eleven activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2018, lifecell owned 29 frequency use licenses for IMT (LTE-2600, LTE-1800), IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800 and microwave Radiorelay and Broadband Radio Access, which are regional and national. Licenses for IMT (LTE-2600, LTE-1800) and GSM-1800 were issued on 4G tenders, held in the first quarter of 2018. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, twenty one permission on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

According to the licenses, lifecell must adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electromagnetic emissions. Licenses require lifecell to inform authorities of the start/end of operations within four months and changes in the incorporation address within 30 days. Also, lifecell must present all the required documents for inspection by the NCCIR by their request. The NCCIR may suspend the operations of lifecell for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify lifecell of the violations and will set a deadline for recovery. If the deadline is not met, the licenses may be terminated.

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, for a period of 10 years, which was valid till August 28, 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements until the end of 2018. We are in close communication with the regulatory body regarding 2G license requirements and we have applied for certain license requirement adjustments. We expect that another period extension will be provided imminently to Belarusian Telecom. As of December 2018, the number of uncovered settlements is 646 out of a total of 22,552 settlements.

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

In accordance with the legislation issued by the ICTA in 2011, the term of the infrastructure operator authorization of Turkcell Superonline has become indefinite.

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

Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. Please refer to the Interconnection table under the caption “Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom” below for the approved interconnection rates as at March 7, 2019.

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

The ICTA published a Communiqué concerning “Co-Location and Facility Sharing” on December 2, 2010 (which abolished the Regulation published on December 31, 2003). According to the Communiqué, the ICTA should determine operators to be co-location incumbent if operators do not enable co-location or there’s a dispute against competition or end-users. Similarly, the ICTA could set tariffs if the tariffs for co-layout are not determined on a cost basis.

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

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks”. According to this Regulation:

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

In the 4.5G Authorization Document, in provinces with a population of less than ten thousand and at sites to cover highways, double roads and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. In the 4.5G Authorization Document, usage of locally-produced equipment in network was obliged, with rates up to 45%. Yet if the lack of such equipment or absence in the demand for production of such equipment is proved by mobile operators, and appealed before the end of reporting period, the ICTA may ease the conditions of the obligation or completely remove the obligation specifically for the related period. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on the compliance with international standards. The ICTA may oblige operators to buy and use the locally produced products, independent of the quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

v. Regulation on Consumer Rights in the Electronic Communications Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communications Sector” on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013. This regulation introduced some radical changes to the electronic communications sector. With this regulation, the ICTA determined new procedures/changes regarding: the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet. The Regulation on Consumer Rights in the Electronic Communications Sector, which came into force in April 2018, repealed and replaced the previous regulation. Although the new version mainly preserves the provisions of the former regulation, one of the main differences is that the first service on/off operation in a calendar year may no longer be charged in case the services were suspended/disconnected due to non-payment within due date.

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

The ICTA set forth the reimbursement process arising from its decisions by publishing the procedures and principles to be applied to the reimbursement of the subscribers which came into force in 2018. In addition, “the Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Receipts” that was published on August 19, 2016 has been in force since December 1, 2017. The notifications regarding the services with limited amount of use and the applications of upper limits of receipts used to be regulated by separate documents. But with the aforementioned Procedures and Principals, the means, the timing and the content of the notifications regarding the services with limited amount of use and the upper limits of receipts has been consolidated under a regulation. The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of doing business and could negatively impact our financial results.

An ICTA decision dated June 21, 2018 favoring subscribers with special needs, veterans, and widows/widowers and orphans of martyrs was published and came to effect on January 1, 2019. The decision requires operators that have more than 200 thousand subscribers to offer their services to these groups that are “in need of social support” with a 25% discount. The discount is to be offered upon proof of identity and the subscriber’s special need.

w. Regulation on Data Privacy in Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy. In this manner, ICTA had published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general. In addition to that, ICTA is also authorized again to determine the procedures and principles related to the process of personal data and protection of privacy. A public consultation regarding the draft regulation has been collected by the ICTA, however the new regulation has not been adopted so far.

Compliance with this regulation will involve operational expenses and may require further due diligence to process the customer data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial condition and reputation.

x. Law on the Protection of Personal Data

Turkey, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates personal data of real persons and its protection, process and transfers.

The Law introduced several obligations for processing and transferring the personal data including fair and lawful processing, protection of personal data, consent requirement, providing notice of processing, registration with the Data Protection Authority (the “DPA”) and notification of DPA in case of data breach. According to the Law, the DPA is authorized to impose sanctions and precautions as well as administrative fines which are determined in the Law.

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

As per Article 16 of the Law, the Regulation on the Registry of Data Controllers specifying procedures and principles regarding the Registry of Data was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this regulation, data controllers are obliged to register with the registry prior to processing personal data and the exemptions from the registration requirement is to be determined by the Board of Protection of Personal Data. The Company is subject to the obligation regarding the register with the registry until September 30, 2019; the data controllers that are not established in Turkey have the responsibility to register with the registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing personal data, data categories, subject groups of the data, the maximum retention period of the data and measures taken regarding the data security.

In addition to the aforementioned regulation, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automatic means and otherwise by automatic means which form part of a data recording system. The Regulation applies only to data controllers. Furthermore, the Communiqué on the Obligation to Provide Information and the Communiqué on Principles and Procedures for Application to Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to information obligation and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not published the list of countries, which have adequate level of protection as of the date hereof.

Failure to comply with the Law on the Protection of Personal Data may result in imposition of certain civil, criminal and administrative sanctions. As of the date of this annual report, the Company is carrying out a compliance program with regard to compliance matters arising from the Law on the Protection of Personal Data and secondary legislation.

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

(ii) Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulates both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Mobile interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in June 2013. Last decision about interconnection rates was published in October 2014 and remain in force with no change in the existing rates. The MMS interconnection rates were also introduced in 2014. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telekom and Alternative Fixed Line Operators is summarized in the table below.

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

ICTA’s decision dated April 12, 2017, stating that an ex-ante regulation was no longer needed for Mobile Access Call Origination Market and that Turkcell’s SMP designation was to be lifted after a period of one year, has been cancelled following ICTA’s new decision dated April 4, 2018.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years. Nevertheless, commercial negotiations with certain MVNO candidates are in progress and the ICTA gave signals of its intention to promote the development of MVNOs in the Turkish market by extending Turkcell’s SMP designation on call origination and access market for one additional year.

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

ff. Recent Amendments to the Turkish Insolvency and Restructuring Regime

The Enforcement and Bankruptcy Law No. 2004 prevents a contractual arrangement by which a contractual event of default clause is stipulated to be triggered in case of any application is made by a Turkish company for debt restructuring upon settlement within the scope of Turkish Enforcement and Bankruptcy Law No. 2004. In addition to this, on March 15, 2018, changes were introduced to the Turkish Enforcement and Bankruptcy Law No. 2004. Among other changes, one of them states that the contractual termination, default and acceleration clauses of an agreement cannot be triggered in case the debtor makes a concordat application and such application not to constitute a breach of such agreement.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 7, 2019:

(1)	On February 16, 2018, the incorporation of Turkcell Ozel Finansman A.S. under the laws of Republic of Turkey was announced in Trade Registry Gazette of Turkey.
(2)	On April, 9, 2018, the legal title of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. was changed to Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S.
(3)	On June 25, 2018, the incorporation of Turkcell Sigorta Aracilik Hizmetleri A.S. under the laws of Republic of Turkey was announced in Trade Registry Gazette of Turkey.
(4)	On June 28, 2018, the incorporation of Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. under the laws of Republic of Turkey was announced in Trade Registry Gazette of Turkey.
(5)	On July 30, 2018, the incorporation of Sofra Kurumsal ve Odullendirme Hizmetleri A.S. under the laws of Republic of Turkey was announced in Trade Registry Gazette of Turkey.
(6)	On August 14, 2018, the liquidation of Financell B.V was completed.
(7)	On January 9, 2019 the legal title of the company Turkcell Satis ve Dagitim Hizmetleri A.S. was changed to Turkcell Satis ve Dijital Is Servisleri A.S.
(8)	On January 11, 2019 sale of Azerinteltek QSC shares was completed.

(9)

Fintur was classified as asset held for sale and reported as discontinued operations as of October 2016. As disclosed under the Fintur section, Fintur transferred its 100% share in Geocell to Silknet and 51.3% total shareholding in Azertel to Azintelecom in the first quarter of 2018. On December 21, 2018, Fintur’s 51% of the shares in Kcell JSC was transferred to Kazakhtelecom JSC.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2018, we operated 77 facilities including network data centers, of which 55 were located in Turkey, the rest in Turkish Republic of Northern Cyprus, Belarus and Ukraine.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers as well marketing and operation of mobile switching centers and network data centers.

As of December 31, 2018 we also had 156 owned and 1,361 leased vehicles, used for operational purposes and provided as benefits to some of our employees.

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

b. Access Network Infrastructure

Our Access Network consists of Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at Network Data Centers (“NDC”) and BTS, Node-Bs and eNode-Bs located on rooftops or towers. Since 2014, we have been calling our OMCs (Operation Maintenance Centers) as NDCs (Network Data Centers). BTSs are the fixed transmitter and receiver equipment in a cell, or coverage area of a cluster of antennas, for a 2G mobile network that communicates by radio signal with mobile devices. Similarly, Node-Bs are the corresponding equipment for 3G, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA-equipped mobile phones and eNode-Bs are the equipment that carry out equivalent functionalities for 4.5G with the important difference that they are directly connected to 4.5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells that serve some specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of some towers to Global Tower.

c. Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over DWDM where appropriate. Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network. Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased line connections. More than 90% of our leased line network connectivity is currently provided by our subsidiary, Turkcell Superonline. The rest of the leased lines are provided by the incumbent, Turk Telekom. As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

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

I. Overview of the Turkish and International Economy

We witnessed a diversification in global economic growth in 2018. The US economy grew by 2.2% in the first quarter, 4.1% in the second quarter and 3.4% in the third quarter and 2.6% in the fourth quarter of 2018 as a result of fiscal stimulus, tax reforms and strong consumer consumption. Global trade has been threatened by bilateral import tariffs between US and China following previously imposed US tariffs on steel and aluminum as well as tight global financial conditions. Consequently, investors’ risk appetite have decreased and the most recent indicators indicate Eurozone, China and other emerging markets either slowing significantly from previously high levels or remaining sluggish in 2018. Following long standing quantitative easing programs, central banks around the world have been reversing their monetary policy, ending or curtailing these programs. Due to rising inflation, strengthening economic activity and historically low level of unemployment rate, the US Federal Reserve (“Fed”) raised interest rates four times in 2018 and reduced its balance sheet. Furthermore, at the end of 2018, the European Central Bank (“ECB”) ended its purchases of government and private debt. The Bank of England increased its policy rate from 0.50% to 0.75% despite weak growth. The potential for an additional interest rate increase by the Fed, the strengthening of the US dollar, the tightening global liquidity conditions and trade war tensions became catalysts that drew attention in particular to current account deficit countries, resulting in a sell-off period emerging markets beginning at the end of April 2018.

Turkey’s GDP growth remained solid at 7.2% in the first quarter of 2018 and 5.3% in the second quarter of 2018 on the back of robust domestic consumption and investment expenditure. In June 2018, President Recep Tayyip Erdogan became an Executive President for the next five years following the first dual parliamentary and presidential elections in Turkey. The Government’s Party coalition (AKP andMHP) obtained the majority in the Turkish Assembly. Following the election, the Turkish Government terminated the state of emergency in July 2018 which had been declared as a result of the failed coup attempt in 2016. Turkey’s credit rating was downgraded by Moody’s, S&P and Fitch in March, May and June, respectively. Turkey currently stands two notches below investment grade with regard to Fitch, three notches below with regard to Moody’s, and four notches below with regard to S&P. Along with the emerging markets equity and currency sell-off, Turkey-U.S political tensions related to the American pastor Andrew Brunson impacted Turkey’s financial markets and the Turkish Lira significantly depreciated against the USD as of August. Headline inflation increased to 25.24% in October 2018 due to higher energy prices, exceptional food inflation and TRY depreciation. Even though the year-end inflation was 20.3%, up until the first half of 2019, inflation is expected to be higher due to basis effect. High public spending to avoid a slowdown in the economy, pre-election transfers and extra defense spending have contributed to a deterioration of the fiscal balance to 2% of GDP.

The Central Bank of the Republic of Turkey (“CBRT”) and the Turkish Banking Regulation and Supervision Agency (“BRSA”) eancted a series of measures and rules to ensure financial stability and support the Turkish Lira amid the high volatility. In 2018, the CBRT hiked its policy rate by 625 bps and provided TRY and FX liquidity to the banking system. Additionally, in 2018, the average cost of funding increased by 1,125 bps. To prevent a sudden halt in economic activity, tax cuts were announced in several sectors. The Turkish economy started to rebalance in the second half of the year on the back of strong CBRT action and the currency shock. Loan growth entered into negative territory, with strength in exports coupled with a sharp decrease in import demand 12-month rolling current account deficit rapidly improved and reached USD 27.6 billion at the end of the year from USD 58 million in May. GDP growth slowed to 1.6% in the third quarter of 2018 and contracted 3.0% in the fourth quarter of 2018, following the decline in investor and consumer confidence, the surge in financial market volatility and increase in bank loan rates.

Ongoing military operations in Syria, anticipated Turkish military operations where militant organizations such as the PKK, YPG or PYD dominate in North Syria and the upcoming local elections in March 2019 are key sources of uncertainty and could increase the volatility in FX and interest rate markets. Furthermore, the announced departure of U.S. troops from Syria may cause uncertainty for the region’s future and this situation may result in higher risks related to budget deficit if the Syria operation lasts longer than anticipated.

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

The SCT on new mobile subscriptions was TRY 53, TRY 47 and TRY 46 in 2018, 2017 and 2016, respectively. As of January 1, 2019, the SCT on new subscriptions levied is TRY 65. The tax has had a correlative negative impact on mobile usage. As of January 1, 2018, only the mark-up amount on subscribers’ invoices for roaming services is subject to SCT.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (M2M) simcards are not subject to the SCT levied upon new subscriptions.

As of January 1, 2018, the SCT is calculated for TRY and bundle package sales and also calling cards sales by including the margin of the distributor or/and retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the SCT amount on these pre-paid sales.

b. Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT. The general VAT rate for telecom services is 18% and 1% for digital services (digital publishing rate was set at 18% for 2019 and subsequent years). We declare VAT to the Ministry of Treasury and Finance within 24 days and remit VAT paid by our subscribers within the first 26 days of the month following when the tax was incurred, after the offset of input VAT incurred by us.

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Treasury and Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position. As of January 1, 2018, the VAT mechanism on roaming charges prior to November 3, 2009 was restored and since then only the mark-up amount on subscribers’ invoices for roaming services has been subjected to VAT.

As of January 1, 2018 reverse charge VAT exemption will be applied on the invoices, which are related to roaming services issued by foreign GSM operators.

Also new VAT requirements have been published in Official Gazette on January 31, 2018. Due to new legislation, as of January 1, 2018, if a nonresident e-service provider performs e-services from abroad to real persons who are located in Turkey, service providers must be VAT tax payer in Turkey. E-service providers have to declare VAT over sales amount of e-services, with VAT Return (Serial No.3) within 24 days and paid within the first 26 days of the month following. Also service providers can consider as deductible VAT which they have paid as VAT amount to the Turkish entities related to these e-services.

As of January 1, 2018 VAT is calculated for TL and bundle package sales and also calling cards sales by including the margin of the distributor or/and retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the VAT amount on these pre-paid sales.

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

The license fee is paid once on the subscription per subscriber. The license fee was TRY 22.52, TRY 19.68 and TRY 18.95 in 2018, 2017 and 2016, respectively. As of January 1, 2019, the license fee is TRY 27.86.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 1.88, TRY 1.64 and TRY 1.58 in 2018, 2017 and 2016, respectively, and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end by the annual utilization fee and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. As of January 1, 2019, the monthly utilization fee is TRY 2.32. We decided to collect utilization fees from most of our prepaid subscribers starting from June 2011 and we are collecting since then.

Other than subscribers’ license and annual utilization fees, operators must pay license and annual utilization fees for the wireless equipment to ICTA. Before January 1, 2018, the fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRx); however, following a legislation shift, as of January 1, 2018 the fee is being calculated as 5% of monthly net sales amount and will be paid within the last working day of the following month.

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

The Special Consumption Tax rates on some motor vehicles, mobile phones and alcoholic beverages were raised by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014. The minimum Special Consumption Tax amount to be calculated over cellular phones was increased to TRY 120 effective from January 1, 2014. By a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2016, the minimum Special Consumption Tax amount to be calculated over cellular phones was increased to TRY 160 effective from January 1, 2016. The said decision of the Board of Ministers has been cancelled in 2016 by the Supreme Court. Finally, a new article has been added to the Special Communication Tax Law (Temporary Article 6) on September 9, 2016 and the minimum Special Consumption Tax amount to be calculated over cellular phones was set at TRY 160 effective from September 9, 2016. There is a possibility that such tax may increase in the near future.

e. Turkish Radio and Television (“TRT”) Association Banderol Fee

According to Article number 4 of Law on TRT Revenues, mobile phones are subject to TRT banderol fee over (i) VAT base (excluded special consumption tax) related to sales amount for produced products (ii) VAT base (excluded special consumption tax) of Customs Declaration amount for import products. Before June 2016, mobile phones which can receive radio or television broadcasts via integrated tuner, were subjected to TRT banderol fee at the rate of 6%. As of June 2016, the following rates were applied: (i) 7% for mobile phones which can receive radio or television broadcasts via integrated tuner, and (ii) 6% for mobile phones which can receive radio or television broadcasts via internet connection. As of July 2017, all mobile phones which have 8517.12.00.00.11 customs tariff statistics position, subject to TRT banderol fee at the rate of 10%.

f. Treasury Share, Universal Service Fund Contribution

Due to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. 10% of the treasury share is paid as a universal service fund contribution. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses.

Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution. As of January 1, 2018, all of our treasury share will be paid to the ICTA, which will then transfer it to the Turkish Treasury and the Turkish Ministry as detailed above. The calculation method for the Treasury Share has also been revised and the following will consequently not be considered in calculation of the Treasury Share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount, price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Superonline, Global Tower and Rehberlik. These amounts are paid annually, within June of each following year.

In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for all companies.

g. Tax disputes

Changes in the Ministry of Treasury and Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (Value Added Tax and Special Communication Tax), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years since a Turkish company’s operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

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

III. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (Basis of preparation and summary of significant accounting policies) to our Consolidated Financial Statements in this annual report on Form 20-F.

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

Our “Other” reportable segment is comprised mainly of information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Paycell LLC and TOFAS (interest free), electricity energy trade operations of Turkcell Enerji, insurance agency activities of Turkcell Sigorta as well as the development and production of electric passenger cars and the carrying out of trading activities of Turkiye’nin Otomobili and Sofra Kurumsal. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech Investment LLC (“Baltech”). The share purchase agreement was signed on November 15, 2018 and the transfer of proceeds to Inteltek was completed on December 27, 2018. Group has lost the control over the subsidiary unconditionally on December 27, 2018 following the transfer of money. The transfer of shares to Baltech was completed subsequently on January 11, 2019. See Note 39 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional details.

Starting from October 1, 2016, Fintur was classified as held for sale and discontinued operations, the Group has signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding will be completed subsequently to the obtainment of regulatory approvals, and the value of the transaction will be finalized on the closing date of the transaction, which is expected to take place in 2019. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

Our audited Consolidated Financial Statements as at December 31, 2018 and December 31, 2017 and for each of the years in the three-year period ended December 31, 2018 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500, as well as the operation of the service for three years. Since its signature in 2013, its scope was increased in 2017 to encompass mobile broadband services on top of existing 2G services under the Universal Service Law, and recently it was granted an extension until December 31, 2019 to operate both networks as per the same conditions defined under the contract.

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

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments and usage habits.

In 2016, we invested in the broadest 4.5G spectrum in Turkey and established what we believe to be the most advanced mobile and fiber network in Turkey. Post 4.5G launch, we realigned our strategy to focus on providing innovative and pioneering digital services, aiming to become more present and relevant in our customers’ daily lives. Turkcell develops and manages digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. Thus, Turkcell defines itself as a digital operator.

Due to our digital services strategy, one of our main targets is to increase digital services penetration, therefore increasing mobile and fixed multi-play customers, which in our experience generates higher ARPU and greater customer loyalty. For instance, in 2018, a mobile triple play customer generated 3 times the ARPU of a single play customer and had 30% less churn on average.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2018, that number for the Group had grown to 48.9 million including subscribers of subsidiaries.

In the mobile segment, we increased our postpaid subscriber base from 54% in 2017 to 56% in 2018 due to our focus on value. As of December 31, 2018, we had approximately 14.9 million prepaid subscribers and 18.8 million postpaid subscribers, compared to approximately 15.6 million prepaid subscribers and 18.5 million postpaid subscribers as of December 31, 2017.

Our average minutes of usage (MoU) in Turkey increased 4% to 359.5 minutes in 2018 from 347.1 minutes in 2017, as a result of high bundle packages utilization. Our mobile ARPU in Turkey increased to TRY 33.9 in 2018 compared to TRY 29.8 in 2017 mainly driven by our upsell strategy, favorable change in customer mix, focus on high value customer groups, and data and digital service growth.

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

In the fixed segment, we increased our subscriber base from 2.1 million for the year ended December 31, 2017, to 2.3 million for the year ended December 31, 2018. 60% of the subscriber base are fiber customers (1.4 million subscribers).

We provided an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements amounted to TRY 938.5 million and TRY 778.4 million as of December 31, 2018 and 2017 respectively, which we believe is adequate. The main reason for the change in impairment losses is collections made in 2018 amounting to TRY 262.9 million and a write-off of overdue receivables amounting to TRY 118.6 million which was netted of with an impairment loss recognized amounting to TRY 609.3 million. Moreover, the Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables amounting to TRY 73.0 million stemming from the years between 1998 and 2016, excluding the amount from financial services which amounted to TRY 19.9 million stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

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

IV. Operating Costs

a. Cost of Revenues

Cost of revenues includes treasury shares, universal service fund, transmission fees, radio expenses, billing costs, cost of goods sold, depreciation and amortization charges, funding costs for financial services, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom and Vodafone and wages and salaries and expenses for technical personnel.

b. Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office maintenance, travel, consulting, collection charges, wages, salaries and personnel expenses for non-technical, non-marketing, and non-sales employees, and other overhead charges.

c. Selling and Marketing

Selling and marketing expenses consist of dealer and distributor commissions, advertising, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

d. Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets consist of impairment losses incurred through assessment of the Group at the end of each reporting period to consider whether there is objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

e. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2018	2017	2016
	(in TRY millions)
Revenues	20,350.6	17,026.4	14,100.9
Revenue from financial services	941.9	605.7	184.7
Total revenue	21,292.5	17,632.1	14,285.6

Cost of revenue	(13,785.4)	(11,073.5)	(9,166.4)
Cost of revenue from financial services	(360.5)	(276.7)	(70.2)
Total cost of revenue	(14,146.0)	(11,350.2)	(9,236.6)

Gross profit	7,146.5	6,281.9	5,049.0

Administrative expenses	(673.4)	(645.2)	(721.8)
Selling and marketing expenses	(1,626.7)	(2,005.4)	(1,910.9)
Net impairment loses on financial and contract assets	(346.4)	—	—
Other income/(expense), net	(140.1)	(698.9)	(234.2)

Operating profit	4,359.9	2,932.4	2,181.9
Finance costs	(3,619.1)	(1,141.3)	(1,134.4)
Finance income	1,932.1	818.4	961.6

Net finance (costs)/income	(1,687.0)	(322.9)	(172.8)

Share of loss of equity accounted investees	(0.1)	—	—

Profit before income taxes	2,672.8	2,609.5	2,009.1
Income tax expense	(495.5)	(571.8)	(423.2)

Profit from continuing operations	2,177.3	2,037.8	1,586.0

Profit/ (loss) from discontinued operations	—	—	(42.2)
Profit for the year	2,177.3	2,037.8	1,543.8

Attributable to:
Equity holders of the Company	2,021.1	1,979.1	1,492.1
Non-controlling interest	156.3	58.6	51.7
Profit for the year	2,177.3	2,037.8	1,543.8

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2018	2017	2016
Results of Operations (% of revenue)

Revenues	100.0	100.0	100.0
Cost of revenues	(66.4)	(64.4)	(64.7)
Gross margin	33.6	35.6	35.3
Administrative expense	(3.2)	(3.7)	(5.1)
Selling and marketing expenses	(7.6)	(11.4)	(13.4)
Net impairment loses on financial and contract assets	(1.6)	—	—
Other operating income/(expense), net	(0.7)	(4.0)	(1.6)
Operating Profit	20.5	16.6	15.3

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

Our “Other” reportable segment is comprised mainly information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Paycell LLC, TOFAS (interest free), electricity energy trade operations of Turkcell Enerji, insurance agency activities of Turkcell Sigorta, as well as the development and production of electric passenger cars and to the carrying out of trading activities of Turkiye’nin Otomobili and Sofra Kurumsal. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech Investment LLC (“Baltech”). The share purchase agreement was signed on November 15, 2018 and the transfer of proceeds to Inteltek was completed on December 27, 2018. The Group has lost the control over the subsidiary unconditionally on December 27, 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on January 11, 2019. See Note 39 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional information.

Starting from 1 October 2016, Fintur was classified as held for sale and discontinued operations. The Group has signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding will be completed subsequently to the obtainment of regulatory approvals and the value of transaction will be finalized on closing date of the transaction, which is expected to take place in 2019. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(in TRY millions)
Total segment revenue	18,265.8	15,450.1	1,457.0	1,067.1	1,933.8	1,187.5	(364.1)	(72.6)	21,292.5	17,632.1
Inter-segment revenue	(42.3)	(31.7)	(69.7)	(40.9)	(252.1)	(0.0)	364.1	72.6	—	—
Revenues from external customers	18,223.4	15,418.4	1,387.3	1,026.2	1,681.7	1,187.4	—	—	21,292.5	17,632.1
Adjusted EBITDA*	7,534.3	5,593.8	612.7	264.0	665.5	374.3	(24.5)	(3.9)	8,788.0	6,228.3
Bad debt expense	(248.2)	49.5	(4.1)	(6.1)	(94.1)	(79.7)	—	—	(346.4)	(36.3)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(in TRY millions)
Total segment revenue	15,450.1	12,787.6	1,067.1	874.7	1,187.5	661.9	(72.6)	(38.6)	17,632.1	14,285.6
Inter-segment revenue	(31.7)	(19.7)	(40.9)	(19.0)	(0.0)	(0.0)	72.6	38.6	—	—
Revenues from external customers	15,418.4	12,767.9	1,026.2	855.7	1,187.4	661.9	—	—	17,632.1	14,285.6
Adjusted EBITDA*	5,593.8	4,160.9	264.0	235.3	374.3	222.8	(3.9)	0.5	6,228.3	4,619.5
Bad debt expense	49.5	(195.5)	(6.1)	(6.0)	(79.7)	(10.0)	—	—	(36.3)	(211.4)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell Turkey

a. 2018 compared to 2017

Total revenues generated by Turkcell Turkey increased 18.2% to TRY 18,265.8 million in 2018 from TRY 15,450.1 million in 2017, mainly due to a 16.4% growth in data and digital services revenues driven by the increase in mobile data and fixed data revenues impacted by higher number of data users, increased data consumption per user and higher penetration of digital services, a larger postpaid subscriber base as well as our ability to upsell to higher tariffs in mobile business coupled with a larger subscriber base in fixed business and higher ratio of multiplay subscribers with TV. In 2018, postpaid ARPU excluding M2M subscribers was TRY 54.9 whereas prepaid average revenue per user was TRY 16.9, approximately 3.2 times higher. Additionally, voice and SMS revenues grew by 10.4%. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 34.7% to TRY 7,534.3 million in 2018 from TRY 5,593.8 million in 2017, mainly due to an increase in revenues and selling and marketing expenses which was partially offset by an increase in cost of revenues, administrative expenses and net impairment losses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, radio cost, wages, salaries and personnel, cost of goods sold, transmission cost and network related expenses. Decrease in selling and marketing expenses is mainly due to IFRS standards effect, which includes the capitalization of subscriber acquisition costs according to IFRS15, the capitalization of lease expenses according to IFRS16 and reclassification of frequency usage fees related to prepaid subscribers under net impairment losses on financial and contract assets according to IFRS 9 standard.

b. 2017 compared to 2016

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

Turkcell International

a. 2018 compared to 2017

Total revenues generated by Turkcell International increased by 36.5%, to TRY 1,457.0 million in 2018 from TRY 1,067.1 million in 2017 mainly due to currency appreciation in Ukraine and Belarus against the Turkish Lira in 2018. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 8.1% and 11.7% respectively. The revenue growth in lifecell, which operates in Ukraine, was mainly driven by 20.1% higher blended ARPU (three-month active) due to higher mobile broadband usage which was partially offset by the increase in the three-month active subscriber base to 8.0 million from 7.3 million. The revenue growth in Belarusian Telecom in Belarus was mainly due higher data revenues on the back of a rise in 4G users coupled with a higher data consumption . The penetration of its digital services in Belarusian Telecom continued to increase in accordance with Turkcell’s digital services strategy.

Turkcell International’s Adjusted EBITDA increased by 132.1% to TRY 612.7 million in 2018 from TRY 264.0 million in 2017 mainly due to the positive impact of new IFRS standards which included capitalization of lease expenses under IFRS16 and capitalization of subscriber acquisition costs according to IFRS15 as well as the currency appreciation in Ukraine and Belarus against the Turkish Lira. The increase in Turkcell International’s Adjusted EBITDA was mainly due to increase in lifecell’s Adjusted EBITDA by 170.9% in terms of Turkish Lira. lifecell’s Adjusted EBITDA increased by 108.2% in terms of local currency mainly due to the effective cost control measures as well as the positive impact of the capitalization of its radio frequency usage costs starting in the fourth quarter of 2018 in accordance with IFRS16.

b. 2017 compared to 2016

Total revenues generated by Turkcell International increased by 22.0%, to TRY 1,067.1 million in 2017 from TRY 874.7 million in 2016 mainly due to currency appreciation in Ukraine and Belarus against the Turkish Lira in 2017. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 0.8% and 13.4%, respectively. The revenue growth in lifecell, which operates in Ukraine, was mainly driven by 17% higher blended ARPU (three-month active) due to higher mobile broadband usage which was partially offset by the decrease in the three-month active subscriber base to 8.0 million from 9.2 million. The revenue growth in Belarusian Telecom, which operates in Belarus, was mainly due to increased number of 4G users, and higher data consumption led to increased data revenues. Meanwhile, BeST continued to increase the penetration of its digital services within its customer base in accordance with Turkcell’s digital services strategy.

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

VI. Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

We had 33.7 million mobile subscribers in Turkey, including 14.9 million mobile prepaid subscribers, as of December 31, 2018, compared to 34.1 million mobile subscribers in Turkey, with 15.6 million mobile prepaid subscribers, as of December 31, 2017. During 2018, we recorded a decrease of 0.4 million Turkish mobile subscribers.

In the fixed segment, we increased our subscriber base from 2.1 million, of which 1.2 million were fiber customers, for the year ended December 31, 2017, to 2.3 million, of which 1.4 million were fiber customers, for the year ended December 31, 2018.

In Ukraine, we had 9.9 million and 11.1 million registered subscribers as of December 31, 2018 and 2017, respectively. During 2018, we lost approximately 1.2 million Ukrainian registered subscribers, similarly 3 months active subscribers decreased from 8.0 million to 7.3 million. This was primarily due to decreasing multiple SIM card usage.

a. Revenues

Total revenues for the year ended December 31, 2018 increased 20.8% to TRY 21,292.5 million in 2018 from TRY 17,632.1 million in 2017.

Total revenues generated by Turkcell Turkey increased 18.2%, to TRY 18,265.8 million in 2018 from TRY 15,450.1 million in 2017, mainly due to a 16.4% growth in data and digital services revenues and 10.4% growth in voice & SMS revenues driven by higher number of data users, increased data consumption per user and higher penetration of digital services as well as our ability to upsell in mobile business coupled with a larger subscriber base in fixed business and higher ratio of multiplay subscribers with TV.

Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2018, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2018, postpaid ARPU excluding M2M subscribers was TRY 54.9 whereas prepaid average revenue per user was TRY 16.9. These figures indicate that postpaid average revenue per user is approximately 3.2 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Total revenues generated by Turkcell International increased by 36.5%, to TRY 1,457.0 million in 2018 from TRY 1,067.1 million in 2017 mainly due to growth in Ukraine and Belarus business in addition to the appreciation of UAH and BYN against TRY during the period. The annual growth rates of lifecell and Belarusian Telecom, in terms of local currency were 8.1% and 11.7%, respectively.

Other subsidiaries’ revenues, mainly comprised of our revenues from information and entertainment services, call center services and financial services, grew by 62.8% to TRY 1,933.8 million in 2018 from TRY 1,187.5 million in 2017. The increase in revenue is mainly attributable to Financell, our consumer finance business despite the negative impact of the introduction of a regulatory limitation on the number of installments for consumer loans for smartphones in August 2018.

b. Cost of revenues

Cost of revenues, including depreciation and amortization, increased by 24.6% to TRY 14,146.0 million in 2018 from TRY 11,350.2 million in 2017, due to an increase in depreciation and amortization charges, treasury shares and universal funds paid, network related expenses, wages, salaries and personnel expenses, funding costs for financial services and other items and the impact of new IFRS standards which includes amortization charge of subscriber acquisition cost according to IFRS15 and capitalization of lease expenses, depreciation and amortization charges of right of use assets according to IFRS16. TRY depreciation and rising inflation resulted in an increase in the overall cost of revenues.

Depreciation and amortization charges (including impairment charges) increased by 65.1%, to TRY 4,288.0 million in 2018 from TRY 2,597.0 million in 2017. The effect of current year addition of IFRS standards is TRY 1,173.4. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 533.3 million in 2018 mainly attributable to our 4.5G license and TRY 537.2 million in 2017.

Treasury shares and universal service funds on our mobile revenues paid to the Turkish Ministry increased 13.2%, to TRY 2,141.0 million in 2018 from TRY 1,891.2 million in 2017 which was mainly due to the increase in mobile revenues.

Interconnection and termination costs increased 9.7% to TRY 1,763.4 million in 2018 from TRY 1,607.1 million in 2017 mainly due to the increase in off-net interconnection traffic.

Wages, salaries and personnel expenses for technical personnel increased 14.9% to TRY 1,202.5 million in 2018 from TRY 1,046.5 million in 2017, mainly due to the periodic increase in wages and salaries and the increase in number of personnel which was partially offset by the decreasing impact of new IFRS standards which were capitalization of subscriber acquisition costs according to IFRS15 and capitalization of lease expenses according to IFRS16.

Radio cost decreased by 39.8% to TRY 508.9 million in 2018 from TRY 844.9 million in 2017 mainly due to impact of new IFRS16 standard.

Frequency expense increased by 123.3% to 622.4 million in 2018 from TRY 278.7 million 2017 due to a change in calculation method. Before January 1, 2018, the fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRX); however, following a legislation shift, as of January 1, 2018 the fee is being calculated as 5% of monthly net sales amount.

Transmission costs increased by 49.4% to TRY 326.1 million in 2018 from TRY 218.2 million in 2017 mainly due to increases in roll out, capacity and effect of depreciation in TL.

Roaming expenses increased 28.0%, to TRY 226.8 million in 2018 from TRY 177.3 million in 2017, mainly due to depreciation of the TRY against the EUR and overall mobile network traffic increase.

Billing and archiving costs decreased 7.7% to TRY 50.9 million in 2018 from TRY 55.2 million in 2017, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Cost of revenue from financial services increased 28.9% to TRY 348.5 million in 2018 from TRY 270.4 million in 2017, due to the increased activities of Turkcell Finansman, which received official authorization in January 2016. Other costs in cost of revenues increased 12.9% to TRY 2,667.5 million in 2018 from TRY 2,363.6 million in 2017 due to increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses, and universal service project.

As a percentage of revenues, cost of revenues increased 2.0 percentage points to 66.4% in 2018 from 64.4% in 2017, mainly as a result of increases in depreciation and amortization expenses of 5.4 percentage points, frequency expense of 1.3 percentage points and transmission cost of 0.3 percentage points as opposed to decreases in interconnection costs of 0.8 percentage points, treasury share and universal fund 0.6 percentage points and radio cost 2.4 percentage points.

Gross profit margin decreased 2.0 percentage points from 35.6% in 2017 to 33.6% in 2018.

c. Administrative expenses

Administrative expenses increased 4.4%, to TRY 673.4 million in 2018 from TRY 645.2 million in 2017, mainly due to a decrease in consultancy expenses, the impact of new IFRS standards and showing impairment losses incurred in 2018 under net impairment losses on financial and contract asset partially offset by an increase in wages, salaries and personnel expenses, collection expense and travel and entertainment expenses. As a percentage of revenues, general and administrative expenses decreased to 3.2% for the year ended December 31, 2018, from 3.7% for the year ended December 31, 2017.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 23.0%, to TRY 425.7 million in 2018 from TRY 346.2 million in 2017, primarily due to periodic increases in wages and salaries and the increase in number of personnel and the impact of new IFRS standards.

Other administrative expenses, including collection and consulting expenses, decreased 5.7% to TRY 247.7 million in 2018 from TRY 262.8 million in 2017 with the impact of the capitalization of lease expenses according to IFRS 16.

Starting from the fourth quarter of 2018, bad debt expenses for the full year were reclassified as impairment losses under the new item called “net impairment losses on financial and contract assets” according to IFRS 9.

d. Selling and marketing expenses

Selling and marketing expenses decreased 18.9%, to TRY 1,626.7 million in 2018 from TRY 2,005.4 million in 2017, mainly due to the decrease in selling expenses and the effect of showing prepaid subscribers’ uncharged frequency usage fees under net impairment losses on financial and contract asset, which was partially offset by the increase in wages, salaries, personnel and marketing expenses. As a percentage of revenues, selling and marketing expenses decreased from 11.4% for the year ended December 31, 2017 to 7.6% for the year ended December 31, 2018.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 38.2%, to TRY 555.2 million in 2018 from TRY 898.9 million in 2017, mainly due to the TRY 664.7 million impact of the new IFRS standards which included capitalization of subscriber acquisition costs according to IFRS15 and the effect of reclassifying prepaid subscribers’ uncharged frequency usage fees under net impairment losses on financial and contract assets according to IFRS 9.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, increased 3.4%, to TRY 551.1 million in 2018 from TRY 533.0 million in 2017 mainly due higher advertising expenses partially offset by the capitalization of lease expenses according to IFRS16.

Wages, salaries and personnel expenses for selling and marketing employees increased 11.8%, to TRY 441.0 million in 2018 from TRY 394.4 million in 2017, primarily due to periodic increase in wages and salaries.

Prepaid subscribers’ uncharged frequency usage fee expenses amounting to TRY 141.5 million reclassified from Selling and Marketing expenses to net impairment losses on financial and contract assets.

e. Net impairment losses on financial and contract assets

According to IFRS 9, “Net impairment expense recognized on receivables”, previously presented in administrative expenses, are now to be shown under “Net impairment losses on financial and contract assets” and impairment losses incurred in 2018 amounted to TRY 346.4 million. Additionally, “Prepaid subscribers’ uncharged frequency usage fees” amounting to TRY 141.5 million are reclassified from Selling and Marketing expenses.

We provided an impairment provision of TRY 938.5 million and TRY 778.4 million for contract assets, other assets and receivable from financial services for the years ended December 31, 2018 and 2017, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f. Other operating income/ (expense)

Other net operating expenses decreased to TRY 140.1 million in 2018 from TRY 698.9 million in 2017, mainly due to donations and litigation expenses as explained in Note 37 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F, partially offset by Azerinteltek share sales income.

g. Operating Profit

Operating profit increased by 48.7% to TRY 4,359.9 million in 2018 from TRY 2,932.4 million in 2017. As a percentage of revenues, operating profit also increased from 16.6% in 2017 to 20.5% in 2018 mainly due to a decrease in administrative expenses and selling and marketing expenses as a percentage of revenues.

h. Net finance income/cost

Net finance cost increased to a TRY 1,687.0 million net expense in 2018 from a TRY 322.9 million net expense in 2017, due to an increase in finance cost to TRY 3,619.1 million in 2018 from TRY 1,413.3 million in 2017, which was partially offset by the increase in finance income to TRY 1,932.1 million in 2018 from TRY 818.4 million in 2017.

Finance income increased by 136.1% to TRY 1,932.1 million in 2018 from TRY 818.4 million in 2017, mainly due to an increase in gain from changes in the fair value of derivative instruments, cash flow hedges reclassified to profit or loss, interest income on bank deposits and cash flow hedges reclassified to profit or loss.

Finance cost increased by 217.1% to TRY 3,619.1 million in 2018 from TRY 1,141.3 million in 2017, mainly due to the increase net foreign exchange losses and interest expenses for financial liabilities measured at amortized cost, Net foreign exchange losses increased from TRY 718.5 million in 2017 to TRY 2,695.0 million in 2018.

i. Income tax expense

Income tax expense decreased 13.3% to TRY 495.5 million in 2018 from TRY 571.8 million in 2017 mainly due to the tax exemption effect of Fintur.

The effective tax rate was 18.5% and 21.9% for the years ended December 31, 2018 and 2017, respectively.

Our domestic tax rate is 20%. On December 5, 2017, Turkey’s Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws, which was adopted on November 28, 2017, was published in the Official Gazette. The Law increases the corporate tax rate under the Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. It is expected to be set at 20% afterwards.

Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax-exempt income and non-deductible expenses. The main driver of the decline in effective tax rate in 2018 is the tax exemption effect of Fintur. The high effective tax rate in 2017 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in lifecell and Belarusian Telecom.

j. Profit/ (loss) from discontinued operations

Starting from 1 October 2016, Fintur has been classified as held for sale and reported as a discontinued operation (Note 16). Fintur is therefore disclosed separately as discontinued operations in our Consolidated Financial Statements in this annual report on Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

Loss from discontinued operations was TRY 42.2 million in 2016 while there is no loss recorded for the years 2017 and 2018.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Profit allocated to non-controlling interests amounted to TRY 58.6 million for the year ended December 31, 2017, compared to a TRY 156.3 million for 2018.

Profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2018 and 2017 amounted to TRY 105.1 million and TRY 35.9 million respectively.

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased to TRY 2,021.1 million in 2018 from TRY 1,979.1 million in 2017, mostly due to increase in results from operating activities, increase in interest income earned on time deposits, and increase in fair value gains on derivative financial instruments which was partially netted off with decrease in interest income on financial assets measured at amortized cost and increase in interest expenses for derivative financial instruments.

VII. Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

We had 34.1 million mobile subscribers in Turkey, including 15.6 million mobile prepaid subscribers, as of December 31, 2017, compared to 33.0 million mobile subscribers in Turkey, with 15.7 million mobile prepaid subscribers, as of December 31, 2016. During 2017, we recorded an increase of 1.1 million Turkish mobile subscribers.

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

Depreciation and amortization charges (including impairment charges) increased by 17.9%, to TRY 2,597.0 million in 2017 from TRY 2,203.3 million in 2016. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 537.2 million in 2017 mainly attributable to our 4.5G license and TRY 445.1 million in 2016.

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

Roaming expenses increased 38.1%, to TRY 177.3 million in 2017 from TRY 128.4 million in 2016, mainly due to depreciation of the TRY against the EUR and overall traffic increase.

Billing and archiving costs decreased 10.5% to TRY 55.2 million in 2017 from TRY 61.6 million in 2016, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Cost of revenue from financial services increased 294.7% to TRY 270.4 million in 2017 from TRY 68.5 million in 2016, due to the increased activities of Turkcell Finansman, which received official authorization in January 2016. Other costs in cost of revenues increased 46.4% to TRY 2,363.6 million in 2017 from TRY 1,614.9 million in 2016 due to increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses, and universal service project.

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

d. Selling and marketing expenses

Selling and marketing expenses increased 4.9%, to TRY 2,005.4 million in 2017 from TRY 1,910.9 million in 2016, primarily due to an increase in selling expenses, wages, salaries, personnel and marketing expenses, which were partially offset by a decrease in prepaid subscribers’ uncharged frequency usage fee expenses. As a percentage of revenues, selling and marketing expenses decreased from 13.4% for the year ended December 31, 2016 to 11.4 % for the year ended December 31, 2017.

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

e. Other operating income/ (expense)

Other net operating expenses increased to TRY 698.9 million in 2017 from TRY 234.2 million in 2016, mainly due to fixed asset sales gain, reversal of legal provisions, donations and litigation expenses as explained in Note 37 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F.

f. Operating Profit

Operating profit increased by 34.4% to TRY 2,932.4 million in 2017 from TRY 2,181.9 million in 2016. As a percentage of revenues, operating profit also increased from 15.3% in 2016 to 16.6% in 2017 mainly due to a decrease in administrative expenses and selling and marketing expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost increased to a TRY 322.9 million net expense in 2017 from a TRY 172.8 million net expense in 2016, due to an increase in finance cost to TRY 1,141.3 million in 2017 from TRY 1,134.4 million in 2016, which was partially offset by the increase in finance income to TRY 818.4 million in 2017 from TRY 961.6 million in 2016.

Finance income decreased by 14.9% to TRY 818.4 million in 2017 from TRY 961.6 million in 2016, mainly due to an increase in gain from changes in the fair value of derivative instruments, interest income on bank deposits partially netted off with the decrease in interest income on financial assets measured at amortized cost.

Finance cost increased by 0.6% to TRY 1,141.3 million in 2017 from TRY 1,134.4 million in 2016, mainly due to the increase interest expenses for derivative financial instruments and interest expenses for financial liabilities measured at amortized cost, and partially netted off with decrease in net foreign exchange losses. Net foreign exchange losses decreased from TRY 782.5 million in 2016 to TRY 718.5 million in 2017.

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

i. Profit/ (loss) from discontinued operations

Starting from 1 October 2016, Fintur has been classified as held for sale and reported as a discontinued operation (Note 16). Fintur is now therefore disclosed separately on a single line as discontinued operations in our Consolidated Financial Statements in this annual report on Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

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

VIII. Effects of Inflation

According to the Turkish Statistical Institute (TUIK), mainly due to the strong TRY depreciation and higher food price the annual inflation in Turkey reached 20.3% in December 2018, which is considerably higher than the 2017 year-end figure, which was 11.92%. The TRY depreciated 42% against the USD in August and along with the FX pass-though, headline inflation reached 24.52% and 25.24% in September and October, respectively. The current inflation expectation of the CBRT in its 2019 Inflation Report is 15.2% for 2019. The latest CBRT expectations survey, as of February 2019, indicated that inflation is expected to be at 16.0% at the end of 2019, which is above the CBRT’s target. For additional information, see “Item 3.D. Risk Factors”. Inflation accelerated relatively in 2018 in Belarus. Headline inflation increased to 5.6% in 2018 from 4.6% in 2017, according to the data provided by National Statistical Committee of the Republic of Belarus. The National Bank of the Republic of Belarus has been on an easing trajectory since the beginning of 2017, bringing the refinancing rate down to 10% from 17% with gradual rate cuts. Economic activity continues to recover even though the momentum of the growth diminished slightly at the end of the year. Macroeconomic stability is still fragile due to the country’s reliance on the Russian economy. On the external side, key risks include disruptions in energy price arrangements with Russia.

In Ukraine, inflation followed a downward path in 2018, due to weakening of food prices amid more ample supply, economic activity slightly picked up driven by agriculture and domestic demand. Annual inflation declined to 9.8% in 2018 from 13.7% at the end of 2017 according to the National Bank of Ukraine. Current tight monetary stance supports the deceleration in inflation towards the National Bank’s year-end inflation target. The National Bank of Ukraine hiked its policy rate from 16% to 18% through 2018 and to 18% in January 2019 in an effort to curb inflation. 2018 brought forward favorable outcomes as growth continued to recover, risk of volatile markets and geopolitical risks remain in place as country head into presidential elections followed by parliamentary elections in 2019. Furthermore, if global liquity conditions become tighter, the UAH will most likely come under increased pressure.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia, Belarusian Rubles and Euro for our operations in Turkey, Ukraine, Belarus, and Germany, respectively. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkey. Additionally, derivative financial instruments such as forward contracts, swap contracts and options are used.

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

In Ukraine, the only hedging tool seemed to be non-deliverable forwards (“NDF”) which are cash settled product in U.S. Dollars, a short term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, with the National Bank of Ukraine forbidding any NDF settlement, the already liquidity-thin market has become virtually non-existent. As of 1 March 2019, 30% mandatory sale of incoming payments in foreign currency is in effect replacing the former 50% mandatory FX sale. Additionally, “UAH freeze” rule in FX purchasing has been abolished by the National Bank of Ukraine (NBU). NBU is expected to relax some of the FX restrictions in 2019. As of December 31, 2018, with improving outlook for the economy on back of real growth returning to positive territory, IMF financial aid package tranches, fiscal and macro reforms being implemented, downtrend in inflation and build up in FX reserves Ukrainian Hryvnia appreciated against the U.S. Dollar by 1.4% in 2018 compared to 3.2% depreciation in 2017.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio’s dependency on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost. In 2017 and in 2018, a significant portion of our floating FX debt portfolio was hedged and converted to fixed TRY liability through interest rate derivatives.

a. New Accounting Standards Issued

See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this annual report on Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
	TRY million
Net cash generated by operating activities	5,829.9	3,101.3	607.1
Net cash used in investing activities	(4,535.6)	(3,304.6)	(2,976.7)
Net cash generated by/(used in) financing activities	(534.4)	(1,566.7)	4,839.0
Net cash increase/ (decrease) in cash and cash equivalents	759.9	(1,770.1)	2,469.5
Effects of foreign exchange rate fluctuations on cash and cash equivalents	1,947.0	430.1	664.1

Net cash provided by our operating activities was TRY 5,829.9 million in 2018 and TRY 3,101.3 million in 2017.

The increase in profit amounting to TRY 140 million compared to 2017 has a positive impact on net cash generated by operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax paid. The corresponding subtotal, after adjustments, increased to TRY 9,876.3 million in 2018 from TRY 6,853 million in 2017. Furthermore, the increase in interest paid to TRY 1,658.3 million in 2018 from TRY 909.9 million in 2017, the increase in changes in receivables from financial operations, the increase in change in trade and other payables, partially netted off with the decrease in changes in trade receivables and income tax paid to TRY 657.7 million in 2018 from TRY 492.5 million in 2017 resulted in a 88.0% increase in net cash provided by our operating activities.

Net cash used by investing activities increased to TRY 4,535.6 million in 2018 from TRY 3,304.6 million in 2017. The change in net cash used by investing activities is mainly due to the increase in acquisition of property, plant and equipment and acquisition of intangible assets. For the year ended December 31, 2018, we spent TRY 2,960.6 million on acquisition of property, plant and equipment compared to TRY 2,937.2 million in 2017 while we spent TRY 2,264.9 million on acquisition of intangible asset compared to TRY 1,172.8 million in 2017.

Net cash used for our financing activities for the year 2018 amounting to TRY 534.4 million, whereas net cash used was TRY 1,566.7 million for 2017. The change is mainly attributable to the proceeds from new loan agreements and issuance of bonds which partially netted off with dividends paid and repayment of borrowings. In 2018, dividend paid amounted to TRY 1,949.4 million, compared to dividend paid in 2017 amounting to TRY 3,050.9 million, with respect to the years ended December 31, 2010, 2011, 2012, 2013, 2014, 2015 and 2016. In addition, we repaid TRY 43,987.1 million of our loans and borrowings in 2018, compared to TRY 22,265.1 million in 2017. The cash generation from the issuance of bonds increased to TRY 2,188.3 million in 2018 from TRY 209.8 million in 2017. The cash generation from issuance of loans and borrowings increased to TRY 44,341.1 million in 2018 compared to TRY 24,102.6 million in 2017.

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

b. Sources of Liquidity

Turkcell had applied to the Capital Markets Board and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount of up to $1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkey through private placement and/or sales to qualified investors without a public offering. In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% (based on a 5.95% reoffer yield to investors). The bond issuance was completed and the proceeds of the issue were transferred to the Company’s account on October 15, 2015 and the notes have since been listed on the official list of the Irish Stock Exchange.

On September 16, 2015, Turkcell signed a club loan facility with a group of international banks with a U.S. Dollar tranche of $500 million and a Euro tranche of EUR445 million. The facility has a maturity of five years, with semi-annual principal amortization during the last three years of the loan. Interest on the loan is payable quarterly. The facility is unsecured and has an interest rate of 3-month LIBOR/EURIBOR +2.0% per annum. The company fully utilized both tranches in June 2016 and repayments commenced as of June 2018.

On October 23, 2015 we signed two loan agreements with China Development Bank (“CDB”) for an amount of up to EUR500 million (available for two years), to refinance certain of the Group’s existing loans, and for an amount of up to EUR750 million (available for three years), to finance certain of our procurement requirements from Chinese suppliers in relation to our infrastructure investments. Both loan facilities have a final maturity of 10 years, with semi-annual equal amortization during the last seven years of the loan. The annual interest rate of the loan is EURIBOR +2.20%. As of December 31, 2018 an amount of EUR 500 million (in October 2015) has been utilized whereas an amount of EUR318 million has been utilized out of the EUR 750 million facility. The remaining unutilized portion (of EUR 432million) of the latter facility is available for drawdown until April 22, 2019. On March 5, the scope of the EUR750 million loan facility (of its EUR690 million unutilized portion by then) was expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Superonline Iletisim Hizmetleri A.S., Financell and lifecell LLC will also be able to make drawdowns under the facility. In addition, the amendment authorized the abovementioned borrowers to make drawdowns in US Dollars and Renminbi (“CNY”) besides the original loan currency of EUR. The respective interest rates for USD and CNY loans were set at LIBOR + 2.22% and 5.51% whilst interest rates for EUR loans remained the same (EURIBOR +2.20%). There have been no changes to maturity and the repayment schedule of the loan.

On March 22, 2018, the Capital Markets Board approved our application with respect to issuing debt instruments with an amount up to US$750 million or its equivalent in another currency, to be sold in international markets, through private placement and/or sales to qualified investors domiciled outside of Turkey. Following this approval, on April 11, 2018 we issued a Eurobond with an aggregate principal amount of $500 million with fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity.

Financell has a significant portion in Turkcell group debt balance due to the growing funding requirement of the company that comes from consumer loan growth. Financell mainly relies on bilateral loans from local and international banks. The bank borrowings are in either TRY or hard currencies, which are immediately swapped into TRY liabilities in order not to carry any FX risk. Whenever Financell borrows in USD or EUR, it executes cross currency swap transactions that match the full cashflow of the subject loan during its maturity. One of the major funding sources of Financell is a committed loan agreement entered into with the Bank of China in March 2018 for an amount of EUR 100 million having 3.5 year maturity where semi-annual equal amortizations start at the 18th month and with an interest rate of EURIBOR +1.25%. As of 31 December 2018, EUR40 million of this facility is available for drawdown until April 19, 2019. As of December 31, 2018, Financell’s total loan portfolio was TRY 4,096 million, and more than half of this portfolio consists of foreign currency loans (TRY 3,243 million).

In order to diversify its borrowing resources, Financell also resorted to other funding alternatives; as such it applied to the Capital Markets Board of Turkey (“CMB”) for the issuance of ABS. Following the respective approvals of the CMB, Financell mandated Aktif Yatirim Bankasi A.S. which issued four ABS at a total nominal size of TRY 360 million between April 2017 and December 2018 to qualified investors without public offering where Financell was the originator and the user of funds. TRY 160 million of these issuances were made in 2018 in two transactions.

On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates (wakala sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market for an amount of up to TRY 300 million and up to 12-month tenor. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the CMB and the approval was obtained on March 1, 2018. The first issue of TRY 125 million with a 6-month tenor was made on March 22, 2018 and fully matured on September 13, 2018. The second issue of TRY 75 million came on December 13, 2018 with 103-day tenor and the third issue of TRY 100 million followed on February 13, 2019 with 121-day tenor. The issues were conducted to meet the short term funding needs of Superonline and were purchased by domestic institutional investors.

Our borrowings consist of bilateral and club loans from local and international financial institutions, 144A/RegS Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, BYN, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR + 1.25% and LIBOR + 2.22% for the loans denominated in U.S. Dollars. The fixed interest rates vary from 5.75% to 5.80% for the loans denominated in U.S. Dollars, from 0.82% to 3.35% for the loans denominated in EUR, from 12.60% to 27.50% for the loans denominated in TRY, from 21.50% to 22.50% for the loans denominated in UAH, from 12.00% to 16.00% for the loans denominated in BYN, are 5.51% for the loans denominated in CNY. The floating interest rates vary from from LIBOR + 1.00% to LIBOR + 2.22% for the loans denominated in U.S. Dollars, and from EURIBOR + 1.20% and EURIBOR 2.20% for the loans denominated in EUR. Our borrowings are payable over the period from 2019 to 2031.

We also have what we believe to be a strong liquidity position with USD 1.4 billion equivalent of cash in hard currency, which approximately equals our debt repayments (including interest) due in the next two years, amounting to USD 874 million in 2019 and USD 550 million in 2020. Beyond that, we currently have debt repayments (including interest) amounting to USD 203 million for 2021, USD 200 million for 2022 and USD 1,706 million in total between 2023 and 2031.

The ratio of our debt to equity is 126% as of December 31, 2018, compared to 83% as of December 31, 2017. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, see Note 28 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increases the maximum number of instalments on mobile phone related loans or due to our entry to the leasing business. The working capital requirements related to terminal financing and bad debt expenses are planned to be managed by our consumer finance company, which commenced operations in 2016. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2019 include potential dividend payments depending on the result of our general assembly meeting, quarterly corporate tax payments, capital expenditures, debt service and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2019 will be around 16%-18%.

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

c. Capital Transactions

In 2018, we have entered into buyback transactions on our own shares; please refer to “Item 10.B. Share Buy-Backs”, as well as Item 16.E.

d. General Economic Conditions

Turkey’s economic growth slowed to 2.6% in 2018 from 7.4% in 2017 and it is expected to slow to 2.0% in 2019 mainly due to the tightened financial conditions.

e. Dividend Payments

On March 23, 2016, the Board of Directors proposed a dividend distribution for the year ended December 31, 2015 amounting to TRY 1,200.0 million (equivalent to $228.1 million as of December 31, 2018), which represented approximately 58% of net distributable income for the relevant year. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on March 29, 2016.

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

On March 29, 2018, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 475.8 million as of March 29, 2018, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31, 2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.2162822as of March 29, 2018, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, September 17 and December 17, 2018, respectively.

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

5.D Trend Information

a. Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkey was 56%, 54% and 53% in 2018, 2017 and 2016, respectively, due to our value focus.

As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, a larger postpaid subscriber base and a rise in data consumption. For these reasons and with our increased emphasis on OTT services, we also expect that the percentage of our revenues from digital services will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues.

b. Regulations affecting our prices

The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. In the past, the ICTA’s intervention in our retail voice and SMS prices negatively affected our ability to design and launch campaigns and offers and, consequently, had a negative impact on our business. ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on all single voice tariffs and campaigns, whereas we were obliged to maintain our minimum on-net SMS rate on network base.

The ICTA has in the past intervened to decrease interconnection rates. With respect to the interconnection rates that we charge, following the ICTA’s board resolution dated June 17, 2013, our mobile termination rates were set at TRY 0.0250. In addition, the ICTA with a board resolution dated April 12, 2013, lowered SMS termination rates for Turkcell from TRY 0.0170 to TRY 0.0043. With its latest decision dated October 22, 2014, the ICTA also set the tariff for MMS termination rates for Turkcell at TRY 0.0086.

The table below shows the on-net prices and MTR rates:

TRY	Before July 1, 2013	July 1, 2013 – August 16, 2016	As at March 7, 2019
Minimum on-net voice price	0.0313	0.0428	—
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	0.0250
SMS MTR	0.0170	0.0250	0.0250

The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in our service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Such caps were in force until a decision rendered in March 2016 annulled the maximum tariffs. The ICTA took a decision on September 20, 2018, to set the maximum tariffs at 0.5670 TRY/min for voice and 0.4075 TRY for SMS for Turkcell and Vodafone.

The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

Further cuts in interconnection rates may make us redesign our tariffs and may impact our operational results.

The mobile market analysis of ICTA has been finalized. By its Board decision dated April 12, 2017, numbered 2017/DK-SRD/124; ICTA decided to deregulate mobile access and call origination market and to lift Turkcell’s Significant Market Power (SMP) status within a transition period of one year. Accordingly, our Company’s liabilities such as providing access and interconnection in the call origination market, non-discrimination, transparency, preparation and issuance of reference access tariffs, being subject to tariff control, account separation and cost accounting, and co-location obligations were to be abolished as of April 12, 2018. However, the Mobile Access and Call Origination Market deregulation transition period has been extended until April 12, 2019.

By its Board decision dated April 19, 2017, numbered 2017/DK-SRD/131; the ICTA finalized its Mobile Call Termination market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year, as of April 19, 2018. On the other hand, the Significant Market Power status would continue in the call termination market for mobile operators, operators that offer satellite communications services, and Mobile Virtual Network Operators (MVNO), which could offer call termination services for the incoming calls of their subscribers. Nevertheless, with its decision dated April 12, 2018, the ICTA later cancelled the deregulation of the SMS/MMS Termination Market. As a result, the SMS/MMS termination service will continue within the scope of obligations under the Mobile Call Termination Market Analysis.

c. Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and debt service and maintain and enhance our network through our operating cash flow, existing committed credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our operating markets, which we expect will continue. In addition, the increase in the volume of assigned contracted receivables may continue to result in higher working capital requirements. The working capital requirements related to terminal financing and bad debt expenses are managed by our consumer finance company, Financell. Following the BRSA’s limitation on the number of instalments with regard to consumer loans for handsets and smart devices, we expect that the decrease in demand will continue, and that consequently there will not be any additional working capital need for Financell. Indeed, we expect Financell’s indebtedness to continue to decrease throughout 2019, as has been the case since September 2018. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2019 will be around 16%-18%.

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

d. Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey in the last few years. The value of the Turkish Lira against USD decreased significantly in 2018, depreciating by 39.5% in 2018 compared to 7.2% in 2017. Ukraine Hryvnia appreciation against USD was 1.4% compared to 3.2% depreciation in 2017. In Belarus, the Belarusian Ruble depreciated 9.5% compared to 0.7% in 2017. Further currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

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

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2018.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2018	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
	TRY million
Bank Letters of Guarantee	1,541.8	1,541.8	986.5	256.4	117.8	19.6	161.5

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2018, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to TRY 1,541.8 million. We also provided guarantees to private companies amounting to TRY 266.4 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2018.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Loans and borrowings(*)	22,092.6	6,800.8	5,121.1	2,168.6	8,002.1
Lease obligations	2,497.4	646.0	696.5	381.0	773.9
Payable in relation to the acquisition of Belarusian Telecom	526.1	—	—	526.1	—
Trade and other payables	2,440.3	2,440.3	—	—	—
Due to related parties	45.3	45.3	—	—	—
Total Contractual Cash Obligations	27,601.7	9,932.4	5,817.6	3,075,7	8,776.0

*	Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Purchase obligations	1,353.8	1,117.0	115.0	121.8	—

As at December 31, 2018, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY1,353.8 million.

To avoid foreign exchange risk, the Company used currency swaps, participating cross currency swap contracts, currency forward contracts and commitments related to those derivative financial liabilities amounted to TRY 165.3 million (Note 34).

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years. However, as the General Assembly could not convene due to the lack of a quorum for meetings, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected by the General Assembly or until the CMB announces a new resolution. The CMB stepped in based on its statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Jean Christian Antoine Belfrage, as board members who satisfy the independence criteria. The latter two members were chosen from the independent nominees list submitted by Telia Company. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings. Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler will continue to serve as independent Board Members as per the letter of Capital Markets Board dated March 8, 2019.

At the ordinary general assembly meeting held on March 29, 2018, Mustafa Kıral, Hasan Tuvan Yalım and Ingrid Maria Stenmark were elected as board members in lieu of Jan Erik Rudberg, Erik Jean Christian Antoine Belfrage and Mehmet Bostan respectively for a duty period of three years. After Bekir Pakdemirli resigned from his office as of July 11, 2018 due to his appointment as Minister of Agriculture and Forestry, the Board of Directors functioned with six members until March 7, 2019. On March 7, 2019, with Board of Director’s decision, Mr. Bulent Aksu is appointed as a Board Member to the vacant seat, pursuant to Article 363 of the Turkish Commercial Code. On March 8, 2019 Mr. Hasan Tuvan Yalim resigned from his duties and our Company’s Board of Directors decided on the same day to appoint Mr. Huseyin Aydin to the seat which became vacant following Mr. Yalim’s resignation, pursuant to Article 363 of the Turkish Commercial Code. At the time of this annual report on Form 20-F, Mr. Guler is running for municipal elections which are scheduled to take place on March 31, 2019.

As of March 8, 2019, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors
Ahmet Akca (Chairman)	March 11, 2013
Atilla Koc	March 11, 2013
Mehmet Hilmi Guler	March 11, 2013
Ingrid Maria Stenmark	March 29, 2018
Mustafa Kiral	March 29, 2018
Bulent Aksu	March 7, 2019
Huseyin Aydin	March 8, 2019

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. On October 25, 2018, Mr. Osman Yılmaz has been appointed as Chief Financial Officer, and in December 2018, Omer Barbaros Yis was appointed as acting Executive Vice President of Marketing. The following table sets forth the name and office of each member of our Corporate Executive Team as of March 7, 2019.

Name	Office
Muhterem Kaan Terzioglu(1)	Chief Executive Officer
Izzet Serhat Demir	Executive Vice President—Legal and Regulation
Osman Yilmaz	Executive Vice President—Finance
Murat Erkan(2)	Executive Vice President—Sales
Seyfettin Saglam	Executive Vice President—Human Resources

(1)	Muhterem Kaan Terzioglu resigned from his position as Chief Executive Officer effective March 15, 2019.
(2)	Murat Erkan is the acting Chief Executive Officer effective March 15, 2019. Kadri Ozdal is the acting Executive Vice President of Sales effective March 15, 2019.

Name	Office
Ilter Terzioglu	Executive Vice President—Strategy
Omer Barbaros Yis	Executive Vice President—Marketing (Acting)
Serkan Ozturk	Executive Vice President—Customer Experience & Information Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk	Executive Vice President—Supply Chain Management
Aysem Ertopuz Deobler	Executive Vice President—Digital Services & Solutions

III. Biographies

a. Current Board Members

Ahmet Akca, born in 1956, was appointed to the Board of Directors by Capital Markets Board decision. He also acts as the president of Turkcell’s Audit Committee. Since August 2013, he has been serving as the Chairman of the Turkcell Board of Directors. From 1981 to 1988, Mr. Akca served as a Foreign Trade Manager in two reputable companies in glass and food industry. In 1988, he became the CEO of an international trade company, a position he held until 1992. He later started his own business, Akca Lojistik Hizmetleri ve Tic. A.S and Tedarik Lojistik Hizmetleri A.S. which he still runs as the Chairman. Mr. Akca also serves as an independent member at the Board of Directors at BIM A.S. since May 2018. Mr. Akca studied Mathematics at Middle East Technical University and Sociology at Istanbul University for a certain period, and graduated from the Department of Economics at Bursa Economics and Commercial Sciences Academy.

Atilla Koc, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. Having worked as an Undersecretary at the Ministry of Interior, and as Chief of Police in Konya, he served as the District Governor of the Ulubey, Nusaybin and Bayindir districts, and as the Governor of Siirt and Giresun provinces. He has also been the Prime Minister’s Undersecretary, the General Secretary of Ankara Metropolitan Municipality, and the Central Governor. Then, Mr. Koc served as AKP Aydin Deputy in the 22nd and 23rd period of the Grand National Assembly of Turkey and as Minister of Culture and Tourism in the 59th Government. Atilla Koc graduated from Ankara University’s Faculty of Political Science.

Mehmet Hilmi Guler, born in 1949, was appointed to the Board of Directors by Capital Markets Board decision. He formerly worked as a Project Engineer and Group Chairman at TUSAS Aerospace Industries. Mr. Guler also served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), as Chairman and General Manager of the Machines and Chemical Industries Board (MKEK), as the General Manager and Chairman of Etibank, as the Chief Undersecretary to the Prime Minister, and as Board Member and Executive Director at ERDEMIR and IGDAS. Mr. Guler also served as Minister of Energy and Natural Resources in the 58th, 59th and 60th Governments. Mehmet Hilmi Guler graduated from Middle East Technical University’s Department of Metallurgical and Materials Engineering where he obtained his Master’s and Doctorate degrees.

Ingrid Maria Stenmark, born in 1966, was appointed to the Turkcell Board of Directors by the General Assembly decision in 2018. Ms. Stenmark is responsible for Group Strategy, Enterprise Risk Management, Ethics and Compliance and overseeing Internal Audit at Telia Company. In addition, she has the responsibility for the associate operations in Turkcell and Latvia. Since joining Telia Company in 1994, Ms. Stenmark has held a number of senior positions in the Group, including Head of Group Regulatory affairs, acting General Counsel, and responsible for the associates Turkcell and MegaFon. Ms. Stenmark served as a board member of Kcell and MegaFon. Ms. Stenmark holds a Master of law from the University of Stockholm.

Mustafa Kiral, born in 1978, was appointed to the Turkcell Board of Directors by the General Assembly decision in 2018. During his career, he served in Altimo, responsible for overseeing mergers and acquisitions. He has advised on some of the company’s key deals in recent years. He also served in various offices of McKinsey & Company. Prior to McKinsey, Mr. Kiral was a market maker in the Pacific Stock Exchange in San Francisco, trading technology options. He is currently a Senior Partner at LetterOne Technology in London, UK. Mustafa Kiral received a BS in Mechanical Engineering from the University of Texas at Austin and an MS in Biomedical Engineering from University of California at Berkeley.

Bulent Aksu, born in 1974, was appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019. Bulent Aksu has 22 years of managerial experience in finance, accounting, tax and management fields in various sectors including telecommunications, energy, petrochemicals, textiles and audit. He began his professional career at Kuveyt Turk’s Inspection Board as Auditor, and then he executed at Finance Manager and Group Finance Director positions at Calik Holding in 2003, respectively. He worked as CFO and Board Member at Akfel Group between years 2008-2012. He worked as CFO for Azerbaijani National Oil and Gas Company’s (SOCAR) subsidiaries

Petkim Petrokimya Holding A.S. and STAR Rafineri A.S. respectively between 2012 and 2016. Bulent Aksu served as CFO of Turkcell between July 20, 2016 and July 17, 2018 and was voted among the top 50 most influential CFOs in Turkey by the magazine Fortune Turkey in years 2016 and 2018. Bulent Aksu has taken office as Deputy Minister for the Ministry of Treasury and Finance as of August 3, 2018. He served as Board Member at Turk Telekom between November 2018 – March 2019. Mr. Aksu graduated from Business Administration (English) Department of Istanbul University in 1996.

Huseyin Aydin, born in 1959, was appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019. Mr. Aydin graduated from the Ankara Academy of Economics and Commercial Sciences (Faculty of Economics) in 1981. He began his career as an Assistant Inspector at Ziraat Bank and served as a Director in various departments at Ziraat Bank until 27 March 2003. After working as an Executive Board member at Halkbank, as a Board member at Pamukbank and as Deputy Chairman at Ziraat Bank, Mr. Aydin worked as the General Manager and Board Member at Halkbank between May 31, 2005 and July 14, 2011. Having joined Ziraat Bank as the CEO on July 15, 2011, Mr. Aydin also serves as the Chairman of the Banks Association of Turkey and Board Member of Turkiye Wealth Fund Management Co.

b. Executive Officers

Muhterem Kaan Terzioglu, born in 1968, was Turkcell’s Chief Executive Officer from April 2015 until March 15, 2019, when he resigned from his position. Mr. Terzioglu serves as board member of several international institutions and organizations. He is on the GMSA board, the leading international mobile communication organization, and on advisory board of the World Economic Forum Center for Fourth Industrial Revolution. Mr. Terzioglu also serves as a board member for “Turkey’s Car” Initiative and he assumes the presidency of the Mobile Telecommunications Operators Association (m-TOD). Terzioglu is also on the board of Turkcell Foundation and as well as on the board ot the GSMA Foundation focusing on “Mobile Communications for Development”. Kaan Terzioglu began his professional life in 1990 at Arthur Andersen Turkey. From 1990 to 1998, he undertook several roles on information technologies at Arthur Andersen in the USA, Belgium and Turkey. From 1999 to 2012, he held global managerial roles at the Cisco Systems Brussels office. From 2012 to 2015, Kaan Terzioglu served as member of board of directors at Akbank, Aksigorta A.S., Teknosa Ic ve Dis Ticaret A.S. and Carrefoursa A.S. Kaan Terzioglu graduated from the Department of Business Administration at Bogazici University.

Osman Yilmaz, born in 1983, was appointed as the Chief Financial Officer on August 1, 2018. Mr. Yılmaz started his professional career at Turkiye Is Bankasi Treasury Department in 2006. In 2007, he worked at BNP/TEB Treasury Department. From 2008 to 2016, he served as Senior Fund Manager in Structured Products and Group Head of Fixed Income and Multi Asset Funds at HSBC Global Asset Management. In August 2016, he joined Turkcell as Director of Treasury, Risk and Collection Management. Mr. Yilmaz holds a dual BSc degree in Economics and Management from London School of Economics and Istanbul Bilgi University, MSc in Financial Engineering from Bogazici University and a PhD in Finance from Ozyegin University.

Izzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of Legal and Regulation Function in May 2015. Mr. Demir started his professional career in 1997 at Dun & Bradstreet’s Turkey office. From 2003 to 2007, he worked at the Legal Department of Yildiz Holding and in 2007 he served as the Legal Counsel at Calik Holding A.S. Between 2009 and 2015, Mr. Demir undertook the role of Legal Affairs Director at Calik Holding ,and in the meantime he also served as member of the Board of Directors at holding level and at group companies that operated in telecom and finance fields. Serhat Demir graduated from the Faculty of Law at Istanbul University.

Murat Erkan, born in 1969, joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline and in December 2015 he was appointed as the Executive Vice President of Sales. Mr. Erkan is the acting Chief Executive Officer effective March 15, 2019. Mr. Erkan, who started his professional life at Toshiba, worked as an Application Engineer at Biltam Muhendislik and then served as the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of Technology, Sales, Business Development and Channel Management. As from 2006, Mr. Erkan served as the Business Unit Manager at Aneltech responsible for solutions related to telecommunications, mobile, ICT, defense industry and industrial products sectors. Murat Erkan graduated from the Yildiz Technical University Electronics and Telecommunication Engineering Department. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Kadri Özdal, born in 1974, was appointed as Acting Vice President of Sales on March 15, 2019. He started his professional career at Vodafone in 1999 where he worked in various sales, marketing and commercial operations departments. He later joined Turk Telekom where he worked in sales development, channel optimization and management, and then acted as its Chief Sales Officer from 2011 to 2012. Kadri Özdal also took part in the founding and management of n11.com, one of the largest e-commerce platforms in Turkey, and has also acted as its Chief Sales Officer. In February 2016, he undertook the role of Turkcell’s Alternative Sales Channels Director, and subsequently served as Non-Exclusive and Digital Sales Channels Director, and then acted as its Retail Channels Sales Director. He holds a PhD from the Faculty of Economics and Administrative Sciences, Department of Public Administration at Dokuz Eylul University.

Seyfettin Saglam, born in 1971, joined Turkcell in July 2014 and undertook the Chief Officer roles in charge of Procurement, Real Estate and Construction and Human Resources. Mr. Saglam currently serves as the Executive Vice President responsible for Turkcell Group Human Resources. He is also a member of the Board of Directors of PERYON. He started his professional career at MSC Consulting. He held managerial roles at various levels in charge of Human Resources at Tekstilbank, Yildiz Holding, T.C. Ziraat Bankasi, Rixos Hotels & Sembol Insaat A.S. and Borsa Istanbul. Seyfettin Saglam graduated from the Department of Sociology at Middle East Technical University and he received his master’s degree from the Marmara University in International Quality Management. He completed the HR Management & Leadership Program at INSEAD and Executive Education Program at Harvard Business School.

Ilter Terzioglu, born in 1966, joined Turkcell in 2003 as Business Strategies, Regulation and Risk Consolidation Division Head. In October 2015, he was appointed as the Executive Vice President of Strategy. Prior to this appointment, he served as Senior Vice President of International Business under the Strategy Function. Previously at Turkcell, he undertook the roles of acting Chief of International Business, Chief Strategic Projects Officer and Chief Network Operations Officer. He also had worked as Assistant General Manager at Turkcell Group companies, including Show TV and Superonline. He had worked for Ericsson Turkey as the Assistant General Manager responsible for Turkcell between 1994 and 2002. He graduated from Istanbul University Department of Econometrics.

Omer Barbaros Yis, born in 1980, joined Turkcell in 2017. Mr. Yis continues to serve as Consumer Marketing Director after holding Strategic and Focused Marketing Director role. Omer Barbaros Yis was appointed as acting Executive Vice President of Marketing on December 18, 2018, in addition to his existing role in Turkcell. Having started his career in 2006 as Corporate and Consumer Pricing Specialist in Turkcell, he held various Senior Product Manager roles in the marketing department. From 2010 to 2013, he continued his career as the Global Telecom Industry Director in Peppers & Rogers Group. In 2013, he served as Existing Customer Management Director, Premium Segment Customer Management Director and Fixed Products Revenue Management Director at Turk Telekom. Omer Barbaros Yis graduated from Koc University with a double major in Business Administration and Economics and received his master’s degree in Economics from Universitat Autonoma De Barcelona.

Serkan Ozturk, born in 1976, joined Turkcell in 2000 as a Project Supervisor. In August 2017, he was appointed as the Executive Vice President of Customer Experience and Information Technologies. Previously, he worked as project supervisor and manager at Turkcell Project Management office between 2000 and 2009. He served as Chief Information Technologies Officer in life-Ukraine between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. From 2011 to 2015 he served as Turkcell Customer Relations Management and Business Intelligence Solutions (CRM & BIS) Director. Prior his to his last appointment, he was Executive Vice President of Information and Communication Technologies. Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Aziz Gediz Sezgin, born in 1966, joined Turkcell as Network Engineer in 1995. In October 2015, he was appointed as the Executive Vice President of Network Technologies. Previously, he served as Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University Electronics and Communication Engineering Department and received his Master’s degree from the same university.

Ali Turk, born in 1977, joined Turkcell as the Senior Vice President of Supply Chain Management in May 2016. He was appointed as the Executive Vice President of Supply Chain Management in March 2017. Mr. Turk started his career at Basak Hayat Sigorta in 1999. From 2002 to 2007, he held various managerial positions responsible for logistics planning, warehouse and supply chain management processes at Ulker Group. From 2007 to 2011, he worked at Ceva Lojistik as Warehouse and Value Added Operations Group Manager. Mr. Turk joined Turkish Airlines in 2011 as Cargo Operations Vice President. He was appointed as Turkish Airlines Cargo Operations President in 2012. Ali Turk graduated from Istanbul Technical University Industrial Engineering Department and completed Executive MBA program of Istanbul Technical University.

Aysem Ertopuz Deobler, born in 1970, joined Turkcell in January 2016 as Strategic Planning Director. In November 2016, she was appointed as the Executive Vice President of Digital Services and Solutions. She started her career in 1993 at Arcelik A.S. as Quality System Engineer. She served as Strategic Consultancy Services Manager at Arthur Andersen in 1997. Joining Cisco’s EMEA Region Organization in 2001 in Belgium, Aysem Ertopuz took managerial roles in several functions including Strategic Planning, Business Intelligence, Operations and Global Customer Management. She served as the manager of Business Intelligence Group within Cisco’s New York based Global Sales Strategy and Planning organization between 2006 and 2015, focusing on the fields of service providers sector, market and competition dynamics, business strategy and performance, utilization of digital services in new business models. Aysem Ertopuz graduated from Middle East Technical University Industrial Engineering Department and received her MBA degree from New York University, Stern School of Business.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly each year. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Compensation Committee may decide on a proposal to the General Assembly as to whether Board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to the Board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of EUR250,000 per year and each Board member would receive a net sum of EUR100,000 per year for the period of their service, effective February 25, 2010.

For the year ended December 31, 2018, we provided, paid and accrued an aggregate of TRY 93.2 million to our key management personnel including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 93.2 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced January 2016 and as of December 31, 2018, the Group recognized expenses of TRY 26.2 million regarding this plan compared to TRY 29.4 million in 2017. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $315 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability insurance is provided by Ak Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by London-based markets. The policy expired on September 2, 2018, and we renewed its insurance limit based on the terms and conditions offered until October 1, 2019.

6.C Board Practices

Under Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members; however within his term of duty one of the members appointed by CMB, Mr. Bekir Pakdemirli, resigned on July 11, 2018; therefore our board of directors served with six members until the appointment of Mr. Bulent Aksu as a Board Member to the seat which had become vacant following Mr. Bekir Pakdemirli’s resignation, by the Board of Directors pursuant to Article 363 of the Turkish Commercial Code. On March 8, 2019 Mr. Hasan Tuvan Yalim resigned from his duties and our Company’s Board of Directors decided on the same day to appoint Mr. Huseyin Aydin to the seat which became vacant following Mr. Yalim’s resignation, pursuant to Article 363 of the Turkish Commercial Code. Members of our Board of Directors are generally appointed for a term of three years. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler will continue to serve as independent Board Members as per the letter of Capital Markets Board dated March 8, 2019.

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

The current members are Mr. Mehmet Hilmi Guler, Ms. Ingrid Maria Stenmark and Mr. Zeynel Korhan Bilek, Treasury and Capital Markets Management Director, and Mr. Emre Alpman, Corporate Governance & Anti-corruption Program Officer. Mr. Guler is the Chairman of the Corporate Governance Committee. Mr. Zeynel Korhan Bilek and Mr. Emre Alpman were appointed members of the Corporate Governance Committee by a CMB communiqué requirement and they were appointed on November 2, 2016 and January 23, 2017 respectively.

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

d. The Compensation Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established a Compensation Committee to operate under our Board of Directors. The current members are Mr. Atilla Koc, Mr. Mehmet Hilmi Guler and Mr. Mustafa Kiral. Mr. Koc is the Chairman of the Compensation Committee. The Board also adopted the Compensation Committee’s Charter and approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board. The Committee determines the remuneration principles that apply to the Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

e. The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. Following the resignation of Mr. Hasan Tuvan Yalim on March 8, 2019, Mr. Mehmet Hilmi Guler is the only member and the Chairman of the Early Detection of Risks Committee.

On January 28, 2016 the Board has adopted new charters relating to all of the above mentioned committees.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 20,120 employees as of December 31, 2018. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2018, 2017 and 2016.

Turkcell	2018	2017	2016
Board of Directors Office	16	18	15
Group Internal Audit	60	71	46
CEO Office	24	15	13
Legal & Regulation	123	129	115
Finance	260	249	239
Strategy	45	39	31
Marketing	193	190	180
Sales	1,016	937	1,061
Network Technologies	1,349	1,345	—
Digital Services & Solutions	145	121	—
Customer Experience & Information Technologies[1]	444	483	124
Human Resources[2]	231	228	—
Supply Chain Management[2]	159	142	—
Business Support[2]	—	—	348
Technology Group[3]	—	—	1,619
Product & Services	—	—	79
Subtotal	4,065	3,967	3,870
Subsidiaries
Turkcell Global Bilgi	12,034	12,189	11,221
lifecell LLC	941	980	1,196
Belarusian Telecom	360	353	366
Global Bilgi LLC	716	714	910
Turkcell Superonline	26	29	33
Turkcell Teknoloji	956	830	775
Kibris Telekom	195	199	208
TOFAS	8	—	—
TSAH	2	—	—
Lifecell Digital Ltd.	25	—	—
Others[4]	792	507	416
Subtotal	16,055	15,801	15,125

Total	20,120	19,768	18,995

(1)	As of September 2017, Customer Experience and Information & Communication Technologies consolidated as Customer Experience & Information Technologies
(2)	As of February 2017, Business Support function is reorganized as Human Resources and Supply Chain Management
(3)	As of March 2017, Technology Group function is reorganized as Network Technologies and Information and Communication Technologies
(4)	Others include the following subsidiaries: Inteltek, Global Tower, Ukrtower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji and Lifetech LLC.

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

Starting as of the fourth quarter in 2018, we make salary adjustments quarterly, reflecting the period inflation. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, for 2017, the senior management and those employees who are covered as part of this plan were paid the cash equivalent of 2,065,490 shares in total in March 2018 as the first installment. The second installment was paid the cash equivalent of 1,836,740 shares in total in February 2019. The remaining third installment will be paid in 2020, respectively, again in cash equivalents of the same number of shares subject to accomplishment of certain conditions.

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

6.E Share Ownership

Based on reporting made to us on March 15, 2019, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 72,540 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 51.05% of our company’s capital. This information is current as of March 7, 2019, based on the information provided by Central Securities Depository of Turkey and company share register. Our shareholders do not have different voting rights.

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

(2)

We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on October 6, 2017, it held 5.03% of our publicly held shares. As of March 7, 2019, we do not have further information about the shareholding status of Silchester International Investors LLP.

As of March 7, 2019, Turkcell had 71,618,752 ADRs outstanding held by 57 registered ADR holders. To the best of our knowledge, as of December 31, 2018, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 999,509 have been pledged by our shareholders as security in favor of such banks.

On December 6 and 7, 2016, Sonera Holding B.V. registered 287,632,179.557 shares through the Central Securities Depository of Turkey. These shares are classified as publicly held shares of the Company. On May 10, 2017 and September 21, 2017, Sonera Holding B.V. disclosed that transaction of selling these shares had been performed and their shares under the free float remained at a nominal value of TRY 1.604. Sonera Holding B.V. is no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2018, see Note 38 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2018, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2018, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PwC Turkey) as the independent audit firm to audit our consolidated financial statements for the year 2018. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on March 29, 2018.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 37 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F. This includes disputes with the Turkish Treasury, the Ministry of Transport and Infrastructure (formely known as the Ministry of Transport, Maritime Affairs and Communications) and the ICTA on Treasury Share amounts payable by us; a dispute with the Turkish tax authorities regarding Special Communication Tax, an ICTA investigation on subscription numbers as they relate to the calculation of radio utilization and usage fees, a Competition Board investigation alleging abuse of market position; as well as various other matters.

II. Dividend Policy

The 2016 General Assembly Meeting was held on May 25, 2017 and during the meeting, a dividend distribution for the year 2010-2016 was proposed by Turkcell Holding A.S., amounting to TRY 3,000.0 million, which represented approximately 52.6% of distributable net income for the relevant years. This distribution approved to be conducted in three equal installments on June 15, 2017, September 15, 2017 and December 15, 2017 and all installments were paid as of December 2017.

On March 29, 2018, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 475.8 million as of March 29, 2018, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31,2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.2162822 as of March 29, 2018, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, September 17 and December 17, 2018, respectively.

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

Since January 1, 2006, capital gains realized without meeting a one-year holding period are subject to a withholding tax in Turkey. On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10E. Taxation”.

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

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on January 30, 2009, at the Extraordinary General Assembly, we are incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law numbered 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Turkish Ministry and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

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

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. The Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 has been convened on March 26, 2015, for the year 2015 has been convened on March 29, 2016, for the year 2016 has been convened on May 25, 2017 and for the year 2017 has been convened on March 29, 2018. The same item was on the agenda for the Annual General Assembly meeting held in 2018 and shareholders have been informed; however there was no proposal on the remuneration and therefore no voting took place. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision which is published in its weekly bulletin on January 27, 2016 according to which it is concluded that providing by non-public affiliates to public parent companies of any guarantees, pledges including mortgages is not conflicting with Article 12.

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

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2018 and 2022, however the amendment of Articles of Association reflecting the capital ceiling was not approved in the General Assembly Meeting held on March 29, 2018. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

The CMB Communiqué No. II-23.1 which has been amended and published in the Official Gazette No.30395 dated April 18, 2018, added another item to the list where no right of separation shall arise: in case any asset transfer is not made to the related parties and the minimum 90% of the fund to be acquired as a result of such transfer is used for the payment of debt of the publicly-held company, arising from cash loans from banks or in connection with any debt instrument issued by such publicly held companies, within one month as of the receipt of the fund no right of separation shall arise. It has been also stipulated that in the case the fund collected is used for repayment of the whole of the cash bank credits and/or debt originate from the debt instruments the percentage requirement shall not be applied.

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

Concerning registration of share transfers, the Company will take into account the Central Securities Depository of Turkey’s data without requiring any application from the interested parties. Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company’s Articles of Association and such article was approved at the Ordinary General Assembly Meeting on April 29, 2005. The temporary article reads as follows:

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communiqué on on Public Disclosure of Material Events (II-15.1) . Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they fall below or exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communique II.15.1 (which was published in the Official Gazette dated Novenber 17,2018 and No.30598) in cases where the relevant shareholders’ share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Turkey (“MKK”) will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i)by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 286,000 (TRY 353,868 for 2019), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54. The Company’s internal public disclosure rules and procedures has also been adopted by the Board in accordance with the Communiqué II-15.1 as amended on February 10, 2017.

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

The said Communique was again amended and the amendement entered into force immediately upon its publication in the Official Gazette dated January 2, 2019 No.30643. As per the amendment, the relevant shareholder can be exempted from the requirement to launch a mandatory tender offer if the change of management control occurs as a result of the existing shareholders acquiring shares through a capital increase where the pre-emptive rights have not been restricted. However, as this is a ground for exemption and not an exception even if the said circumstances exist applicability of the exemption will be subject to the CMB’s approval.

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

Capital Markets Law No. 6362 is amended on December 5, 2017 with the Omnibus Bill No. 7061 published on the Official Gazette and introduces a legal grounding for crowdfunding. The CMB was authorized therein to enact secondary legislation. As a consequence of this, the CMB has issued a draft Communique on Equity Crowdfunding and presented it to public’s opinion on January 3, 2019. In the draft, it is clearly pointed out that the Communique will only be applied to crowdfunding and the activies of fund raising from public via crowdfunding platforms in return of awards or donations shall not be governed by this regulation. The draft sets forth the procedures and principles regarding (i) equity crowdfunding; (ii) authorization of crowdfunding platforms by the CMB; (iii) activities of such platforms; (iv) fund raising from public via equity crowdfunding; and (v) control and supervision of the usage of such funds. CMB is expected to enact the secondary legislation accordingly.

g. Free Float Definition Rules

While 48.95% of our shares are listed on the stock exchange, the number of our Company’s free floating shares as of March 7, 2019 was 1,074,496,616 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Turkey in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 48.84%. The difference between these rates results from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

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

Accordingly, the CMB by its decision numbered 31/1080 and dated October 30, 2014 determined the following thresholds and measures, which are effective as of January 2, 2015:

Group	Value of the Shares in active circulation (TRY)	Market Maker or Liquidity Builder	Current or Additional Measures
			Trading Method	Margin Trading or Short Selling	Equity Ratio of Short Settlement	Gross Settlement Method
A	30 Million and above	—	Continuous Auction	YES	General Provisions	NO

B	10 - 30 Million	—	Continuous Auction	YES	100%	NO

C	Below 10 Million	YES NO	Continuous Auction Uniform Price	NO	100%	NO

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

Following the coup attempt, on July 21, 2016, the CMB under its Communiqué on Share Buy-backs decided to temporarily remove the limits that are applicable to public companies’ acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Note 36” (Guarantees and purchase obligations) to our Consolidated Financial Statements in this annual report on Form 20-F.

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

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30 day period starting from the date of transfer. Any amendment to recent exchange controls provisions may affect our results of operations.

Capital Movements Circular and the Decree No.32 have recently been amended and have taken effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Turkey and outside of Turkey. While the new regime continues to maintain existing prohibition on Turkish individuals to utilise foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) to utilise foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilise foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million or (iv) if the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

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

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Turkey in order to utilise foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defence industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarised in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

As of December 31, 2018, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency; only onshore non-deliverable forwards are available. For Belarusian Ruble, the regime is managed floating with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown or at any other exchange rate.

As of December 31, 2018, significant exchange restrictions and state controls exist in some jurisdictions in which Fintur operates. The local currency of Fintur subsidiary in Moldova is not convertible outside of Moldova. The exchange rate regime for the Moldovan Leu is floating which means central banks can intervene in the foreign exchange market but does not make any explicit or implicit commitment with respect to an exchange rate target or path. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax”, also at 20%, on a quarterly basis. This rate will be applied at 22% for the years 2019 and 2020.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 40,000 in 2019, TRY 34,000 in 2018 and TRY 30,000 in 2017 and 2016.

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

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 34,000 in 2019, TRY 27,000 in 2018, TRY 24,000 in 2017 and 2016 and TRY 23,000 in 2015, and are required to be declared in compliance with the Turkish Tax Regime.

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2018. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, it is possible that we could be classified as a PFIC in the future due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Yuan, Ukrainian Hryvnia, Azerbaijani Manat and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 35.

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

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 20,156 million, which represents the majority of total indebtedness as of December 31, 2018.

To manage and hedge our foreign exchange risk more effectively, we used cross currency swaps contracts, participating cross currency swap contracts, currency forward contracts and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 35 (Financial Instruments) to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional details.

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

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY and UAH denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we utilize interest rate derivative structures considering the market levels. Turkcell started actively hedging its long term foreign exchange liabilities in 2016. Before hedging transactions, 84% of our debt was foreign currency denominated. Following the hedging, this ratio decreased to 42% and 85% of our financial debt had fixed interest rate. Also, we hold 100% of our TRY 7.419 billion cash & cash equivalents in hard currency.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2018							December 31, 2017
	Effective interest rate	Total carrying amount	2019	2020	2021	2022 thereafter	Fair Value	Effective interest rate	Total carrying amount	2018	2019	2020	2021 thereafter	Fair Value
Variable rate instruments
Unsecured bank loans
USD floating rate loans	4.3%	4,589.2	2,058.6	1,816.3	186.0	528.3	4,589.2	3.2%	2,880.6	779.0	981.6	1,120.0	—	2,880.6
EUR floating rate loans	2.1%	6,975.9	2,466.1	1,557.4	654.5	2,297.9	6,975.5	2.1%	5,511.6	1,278.2	1,476.3	1,004.3	1,752.8	5,511.6

For contractual cash flows and nominal interest of bank loans, see Note 28 and Note 35 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2018, with all other variables held constant, our profit before income tax decreases by TRY 234.2 million.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2018, the Depositary, as part of its agreement, reimbursed Turkcell $ 3,485,637 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2017
Investor Relations(1)	$ 3,485,637

(1)

This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $65,554. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2018.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2018 through December 31, 2018
Third-party expenses paid directly	$62,229
Fees waived	$3,325

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2018. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“PwC”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c) Attestation Report of the Independent Audit Company.

PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2018. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.B Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. An outlook of our code of ethics is posted on our website, www.turkcell.com.tr.

16.C Principal Accountant Fees and Services

PwC served as our independent registered public accountant for financial years ended December 31, 2018, 2017 and 2016. Our audited financial statements for the three year period ended December 31, 2018 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on March 29, 2016, May 25, 2017 and March 29, 2018, PwC was appointed as our independent auditors for our 2016, 2017 and 2018 fiscal years respectively.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2018, 2017, and 2016.

	2018	2017	2016
	(Million TRY)
Audit Fees(1)	4.6	4.3	3.7
Audit-Related Fees(2)	1.2	—	1.0
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	5.8	4.3	4.7

(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)

Audit-Related Fees consist of mainly new IFRs standard, treasury operations, Superonline IPO and hedge accounting audit procedures in 2018 and Global Tower IPO audit procedures in 2016 and comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company’s financial statements for previous periods.

(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit and Tax Fees and Audit-Related Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2018 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid per Share (in TRY)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (Cumulative)	TRY Value of Shares that May Be Purchased Under the Plan or Program(1)
12-24 July 2018	2,560,479	11.14	2,560,479	205,865,434
15-16 August 2018	2,381,400	10.50	4,941,879	180,870,548
5 October 2018	924,000	10.82	5,865,879	170.872.123
14-27 December 2018	2,568,325	12.11	8,434,204	139,778,316

(1)

This calculation does not include Eurobond buy-back transactions. Between May 4, 2018 and August 7, 2018 our Company purchased Eurobonds (XS1298711729) with a total nominal value of USD 15.5 million (amounting to approximately TRY 81.5 million as of December 31, 2018) therefore the “TRY Value of Shares that May Be Purchased Under the Plan or Program” should be reduced by purchased Eurobonds amount. These amounts also do not include the Board’s buyback decision on January 30, 2016.

Between August 24, 2016 and December 30, 2016, our company bought back its 6,815,563 shares in total.

On January 30, 2017, the Company’s Board of Directors has decided to increase the above mentioned fund amount to TRY 300 million in order to be utilized for share buy-backs, including American Depositary Receipts (ADRs) being traded at the New York Stock Exchange (NYSE). In 2017, there were no buy-backs and we did not utilize this fund.

In 2018, share buy-backs amounted to TRY 94,620 thousand, and our ratio of shares in company capital has reached 0.693%.

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

In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a new reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communiqué on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

It is decided by the CMB that the companies must publish the same reports annually through the Public Disclosure Platform (“PDP”) within the financial statements announcement period and, in any case, at least three weeks prior to the date of the general assembly meeting. In the event of change with respect to the companies’ compliance with voluntary principles and any change in material information regarding the CGIF, the respective changes should be disclosed by revision of the templates under the PDP and these changes should also be included in the interim activity reports.

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

See “Item 6. Directors, Senior Officers and Employees—Directors and Senior Management—Board Members”.

Ahmet Akca, Atilla Koc and Mehmet Hilmi Guler have been appointed by the CMB as independent board members. As per the letter of Capital Markets Board dated March 8, 2019, Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler will continue to serve as independent Board Members.

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

Our audited Consolidated Financial Statements as of December 31, 2018, and for each of the years in the three-year period ended December 31, 2018, are filed as part of this annual report, on pages F-1 through F-121.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Murat Erkan, Acting Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Osman Yilmaz, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 15, 2019	By:	/s/ Murat Erkan

Murat Erkan

Acting Chief Executive Officer

Date: March 15, 2019	By:	/s/ Osman Yilmaz

Osman Yilmaz

Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Boards of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. (the "Company") and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for leases in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing on Item 15b of the 2018 Annual Report to Shareholders. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat:9 Akaretler Beşiktaş 34357 İstanbul - Turkey
T: +90 212 326 6060, F: +90 212 326 6050, www.pwc.com.tr Mersis Numaramız 0-1460-0224-0500015

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Gökhan Yüksel, SMMM
Partner

İstanbul, 15 March 2019

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2018	31 December 2017
Assets
Property, plant and equipment	11	11,116,316	9,665,408
Right-of-use assets	15	1,649,602	—
Intangible assets	12	10,050,172	8,340,410
Telecommunication licenses		5,774,763	5,720,398
Computer software		3,057,143	2,346,236
Other intangible assets		1,218,266	273,776
Investment properties	14	15,425	980
Trade receivables	19	115,001	155,634
Receivables from financial services	20	884,686	1,297,597
Contract assets	21	3,513	—
Deferred tax assets	18	152,732	96,060
Investments in equity accounted investees		19,413	—
Held to maturity investments		—	654
Other non-current assets	17	421,306	356,620

Total non-current assets		24,428,166	19,913,363

Inventories	22	180,434	104,102
Trade receivables	19	2,505,990	2,848,572
Due from related parties	38	13,533	5,299
Receivables from financial services	20	3,286,243	2,950,523
Contract assets	21	711,928	—
Derivative financial instruments	34	1,356,062	981,396
Held to maturity investments		—	11,338
Financial asset at fair value through profit or loss		9,409	—
Financial asset at fair value through other comprehensive income		42,454	—
Cash and cash equivalents	24	7,419,239	4,712,333
Other current assets	23	1,091,512	1,160,605

Subtotal		16,616,804	12,774,168

Assets classified as held for sale	16	1,720,305	1,294,938

Total current assets		18,337,109	14,069,106

Total assets		42,765,275	33,982,469

Equity
Share capital	25	2,200,000	2,200,000
Share premium		269	269
Treasury shares	25	(141,534)	(56,313)
Additional paid-in capital		35,026	35,026
Reserves		2,503,537	1,542,679
Remeasurements of employee termination benefit		(34,871)	(44,776)
Retained earnings		11,359,317	11,312,276

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		15,921,744	14,989,161

Non-controlling interests		131,810	55,927

Total equity		16,053,554	15,045,088

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2018	31 December 2017
Liabilities
Borrowings	28	13,119,636	8,257,995
Employee benefit obligations	29	224,747	197,666
Provisions	32	268,722	197,418
Deferred tax liabilities	18	862,360	651,122
Contract liabilities	31	131,598	—
Other non-current liabilities	27	364,610	409,337

Total non-current liabilities		14,971,673	9,713,538

Borrowings	28	7,035,909	4,278,154
Current tax liabilities		133,597	103,105
Trade and other payables	33	3,788,174	3,696,466
Due to related parties	38	45,331	6,980
Deferred revenue	30	8,948	193,831
Provisions	32	307,068	835,199
Contract liabilities	31	255,756	—
Derivative financial instruments	34	165,265	110,108

Total current liabilities		11,740,048	9,223,843

Total liabilities		26,711,721	18,937,381

Total equity and liabilities		42,765,275	33,982,469

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016
Revenue	5	20,350,557	17,026,401	14,100,863
Revenue from financial services	5	941,918	605,663	184,698

Total revenue		21,292,475	17,632,064	14,285,561

Cost of revenue	10	(13,785,448)	(11,073,465)	(9,166,384)
Cost of revenue from financial services	10	(360,545)	(276,709)	(70,223)

Total cost of revenue		(14,145,993)	(11,350,174)	(9,236,607)

Gross profit		6,565,109	5,952,936	4,934,479
Gross profit from financial services		581,373	328,954	114,475

Total gross profit		7,146,482	6,281,890	5,048,954

Other income	6	241,435	74,438	78,569
Selling and marketing expenses	10	(1,626,714)	(2,005,420)	(1,910,947)
Administrative expenses	10	(673,370)	(645,196)	(721,849)
Net impairment losses on financial and contract assets	10	(346,390)	—	—
Other expenses	6	(381,582)	(773,329)	(312,801)

Operating profit		4,359,861	2,932,383	2,181,926

Finance income	8	1,932,133	818,436	961,642
Finance costs	8	(3,619,091)	(1,141,302)	(1,134,441)

Net finance costs		(1,686,958)	(322,866)	(172,799)

Share of loss of equity accounted investees		(87)	—	—

Profit before income tax		2,672,816	2,609,517	2,009,127

Income tax expense	9	(495,481)	(571,758)	(423,160)

Profit from continuing operations		2,177,335	2,037,759	1,585,967

(Loss) from discontinued operations (attributable to owners of the Company)		—	—	(42,164)

Profit for the year		2,177,335	2,037,759	1,543,803

Profit for the year is attributable to:
Owners of the Company		2,021,065	1,979,129	1,492,088
Non-controlling interests		156,270	58,630	51,715

Total		2,177,335	2,037,759	1,543,803

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	0.93	0.90	0.68
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	0.93	0.90	0.70
Basic and diluted earnings/(losses) per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		—	—	(0.02)

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016
Profit for the year		2,177,335	2,037,759	1,543,803
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits		12,699	(3,738)	(34,532)
Income tax relating to remeasurements of employee termination benefits		(2,794)	748	7,066

		9,905	(2,990)	(27,466)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		424,817	27,959	63,920
Exchange differences arising from discontinued operations		425,371	72,190	154,552
Cash flow hedges – effective portion of changes in fair value		630,191	—	—
Cash flow hedges – reclassified to profit or loss	34	(611,035)	—	—
Cost of hedging reserve – changes in fair value		(390,267)	—	—
Cost of hedging reserve – reclassified to profit or loss		42,665	—	—
Income tax relating to these items		(154,409)	(107,299)	(87,381)
-Income tax relating to exchange differences		(226,667)	(107,299)	(87,381)
-Income tax relating to cash flow hedges	34	72,258	—	—

		367,333	(7,150)	131,091

Other comprehensive income/(loss) for the year, net of income tax		377,238	(10,140)	103,625

Total comprehensive income for the year		2,554,573	2,027,619	1,647,428

Total comprehensive income for the year is attributable to:
Owners of the Company		2,398,930	1,968,102	1,594,465
Non-controlling interests		155,643	59,517	52,963

Total		2,554,573	2,027,619	1,647,428

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		1,957,396	1,903,109	1,496,209
Discontinued operations		441,534	64,993	98,256

Total		2,398,930	1,968,102	1,594,465

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reeserve (*)	Hedging reserve	Cost of hedging reserve	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2016	2,200,000	—	35,026	269	1,211,352	—	—	(489,065)	138,824	(14,320)	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss):
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	—	(133,222)	263,065	—	—	129,843	1,248	131,091
Remeasurements of employee termination benefits	—	—	—	—	—	—	—	—	—	(27,466)	—	(27,466)	—	(27,466)

Other comprehensive income for the year, net of income tax	—	—	—	—	—	—	—	(133,222)	263,065	(27,466)	—	102,377	1,248	103,625

Total comprehensive income for the year	—	—	—	—	—	—	—	(133,222)	263,065	(27,466)	1,492,088	1,594,465	52,963	1,647,428

Transfers	—	—	—	—	(16,148)	—	—	—	—	—	16,148	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	(51,416)	(51,416)
Change in fair value of non-controlling interests	—	—	—	—	—	—	—	128,090	—	—	—	128,090	—	128,090
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(9,000)	(9,000)
Acquisition of treasury shares (-) (Note 25)	—	(65,607)	—	—	—	—	—	—	—	—	—	(65,607)	—	(65,607)

Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	—	—	(494,197)	401,889	(41,786)	12,780,967	16,011,765	56,632	16,068,397

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	—	—	(494,197)	401,889	(41,786)	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss):
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	—	(45,848)	37,811	—	—	(8,037)	887	(7,150)
Remeasurements of employee termination benefits	—	—	—	—	—	—	—	—	—	(2,990)	—	(2,990)	—	(2,990)

Other comprehensive loss for the year, net of income tax	—	—	—	—	—	—	—	(45,848)	37,811	(2,990)	—	(11,027)	887	(10,140)

Total comprehensive income for the year	—	—	—	—	—	—	—	(45,848)	37,811	(2,990)	1,979,129	1,968,102	59,517	2,027,619

Transfers	—	—	—	—	447,820	—	—	—	—	—	(447,820)	—	—	—
Dividends paid	—	9,294	—	—	—	—	—	—	—	—	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)

Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	—	—	(540,045)	439,700	(44,776)	11,312,276	14,989,161	55,927	15,045,088

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	(540,045)	439,700	(44,776)	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy (Note 2)	—	—	—	—	—	—	—	—	—	—	518,874	518,874	—	518,874

Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	(540,045)	439,700	(44,776)	11,831,150	15,508,035	55,927	15,563,962

Total comprehensive income/(loss):
Profit for the period	—	—	—	—	—	—	—	—	—	—	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income/(loss):
Foreign currency translation differences	—	—	—	—	—	—	—	(270,147)	894,295	—	—	624,148	(627)	623,521
Remeasurements of employee termination benefits	—	—	—	—	—	—	—	—	—	9,905	—	9,905	—	9,905
Change in cash flow hedge reserve	—	—	—	—	—	(271,130)	14,942	—	—	—	—	(256,188)	—	(256,188)

Total other comprehensive income, net of income tax	—	—	—	—	—	(271,130)	14,942	(270,147)	894,295	9,905	—	377,865	(627)	377,238

Total comprehensive income/(loss)	—	—	—	—	—	(271,130)	14,942	(270,147)	894,295	9,905	2,021,065	2,398,930	155,643	2,554,573

Transfer to legal reserves	—	—	—	—	592,898	—	—	—	—	—	(592,898)	—	—	—
Acquisition of treasury shares (-) (Note 25)	—	(94,620)	—	—	—	—	—	—	—	—	—	(94,620)	—	(94,620)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(20,982)	(20,982)
Dividends paid (Note 25)	—	9,399	—	—	—	—	—	—	—	—	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)

Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	(271,130)	14,942	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554

(*)	Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016
Cash flows from operating activities:
Profit before income tax from
Continuing operations		2,177,335	2,037,759	1,585,967
Discontinued operations		—	—	(42,164)

Profit before income tax including discontinued operations		2,177,335	2,037,759	1,543,803
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	1,894,445	1,501,579	1,281,539
Amortization of intangible assets	12	2,393,529	1,095,401	921,812
Net finance (income)/expense		983,881	165,387	(117,598)
Fair value adjustments to derivatives		(1,719,610)	(562,562)	(383,452)
Income tax expense	9	495,481	571,758	423,160
Gain on sale of property, plant and equipment		(43,727)	(33,837)	(25,010)
Unrealized foreign exchange losses on operating assets		2,954,304	966,340	545,287
Provisions		796,520	980,040	197,543
Share of profits of discontinued operations		—	—	42,164
Share of equity accounted investees		87	—	—
(Gain) on sale of subsidiary		(110,308)	—	—
Deferred revenue	30	54,391	131,486	(20,350)

		9,876,328	6,853,351	4,408,898
Change in operating assets/liabilities
Change in trade receivables	19	273,110	613,404	1,197,053
Change in due from related parties	38	(5,870)	1,107	7,514
Change in receivables from financial services	20	(69,991)	(1,931,538)	(2,396,372)
Change in inventories	22	(76,883)	27,871	(62,090)
Change in other current assets	23	53,957	(198,268)	643,444
Change in other non-current assets	17	142,133	15,012	78,770
Change in due to related parties	38	40,072	(4,099)	4,302
Change in trade and other payables	33	(501,980)	(507,043)	(2,733,901)
Change in other non-current liabilities	27	(242,384)	(82,018)	(14,477)
Change in employee benefit obligations	29	(32,764)	(18,627)	15,151
Change in short term contract asset	21	(711,928)	—	—
Change in long term contract asset	21	(3,513)	—	—
Change in short term contract liability	31	255,756	—	—
Change in long term contract liability	31	131,598	—	—
Changes in other working capital		(981,764)	(265,518)	29,286

Cash generated from operations		8,145,877	4,503,634	1,177,578
Interest paid		(1,658,308)	(909,881)	(434,521)
Income tax paid		(657,715)	(492,487)	(135,920)

Net cash inflow from operating activities		5,829,854	3,101,266	607,137

Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(2,960,648)	(2,937,195)	(2,572,401)
Acquisition of intangible assets	12	(2,264,912)	(1,172,847)	(855,097)
Proceeds from sale of property, plant and equipment		103,864	58,740	49,639
Proceeds from advances given for acquisition of property, plant and equipment		(204,817)	205,580	(209,686)
Contribution of increase of share capital in joint ventures/associates		(19,500)	—	—
Proceeds from sale of subsidiary		118,528	—	—
Payments for held to maturity investment		—	(11,992)	—
Payment for financial asset at fair value through profit or loss		2,577	—	—
Payment for financial asset at fair value through other comprehensive income		(42,454)	—	—
Interest received		731,793	553,066	610,837

Net cash outflow from investing activities		(4,535,569)	(3,304,648)	(2,976,708)

Cash flows from financing activities:
Dividends received for treasury share		9,399	—	—
Capital decrease in subsidiaries		—	—	(9,000)
Proceeds from derivative instruments		1,054,345	—	—
Repayments of derivative instruments		(710,522)	—	—
Proceeds from issues of loans and borrowings		44,341,070	24,102,643	9,381,318
Proceeds from issues of bonds		2,188,313	209,808	167,500
Repayment of borrowings		(43,987,127)	(22,265,088)	(4,932,768)
Repayment of bonds		(191,312)	(379,660)	—
Dividends paid to shareholders		(1,900,000)	(2,990,706)	—
Dividends paid to non-controlling interest in subsidiaries		(58,778)	(60,222)	(51,416)
Acquisition of treasury shares		(94,620)	—	(65,607)
(Increase)/decrease in cash collateral related to loans		(20,272)	(183,518)	349,004
Payments of lease liabilities		(1,164,879)	—	—

Net cash (outflow)/inflow from financing activities		(534,383)	(1,566,743)	4,839,031

Net (decrease)/increase in cash and cash equivalents		759,902	(1,770,125)	2,469,460
Cash and cash equivalents at 1 January		4,712,333	6,052,352	2,918,796
Effects of exchange rate changes on cash and cash equivalents		1,947,004	430,106	664,096

Cash and cash equivalents at 31 December	24	7,419,239	4,712,333	6,052,352

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G licence, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy namely ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

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

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 December 2018. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria in 2013. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members who are appointed by the CMB and meet the independence criteria. Since a member of board of directors resigned from his assignment as of 11 July 2018, Turkcell’s Board of Directors consists of a total of 6 non-executive members including 3 independent members as of 31 December 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

The consolidated financial statements of the Company as at and for the year ended 31 December 2018 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2018.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries and the Group’s interest in associates and a joint venture.

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

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The Group adopted IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” for the first time for the year commencing 1 January 2018. The Group also elected to early adopt IFRS 16, “Leases” for the first time for the year commencing 1 January 2018.

The impacts of adoption of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements are explained in Note 2.ae.i.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2017 were authorized for issue by the Board of Directors on 15 February 2018.

The consolidated financial statements as at and for the year ended 31 December 2018 were authorized for issue by the Board of Directors on 20 February 2019 and updated to reflect subsequent events after the original date of authorisation for inclusion in its annual report on Form 20-F.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

•	Derivative financial instruments

•	Consideration payable in relation to the acquisition of Belarusian Telecom

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

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

As at and for the year ended 31 December 2018

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

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset a loss event and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes older.

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

As at and for the year ended 31 December 2018

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

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	the good or service is capable of being distinct

•	the promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling prices. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

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

As at and for the year ended 31 December 2018

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

Annual impairment review

The Company tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with IAS 36 “Impairment of Assets”. Additionally, the carrying amounts of Company’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated based on fair value less cost of disposal calculations. These calculations require the use of estimates as discussed in Note 13.

As at 31 December 2014, the Company has impaired its assets in Crimea region amounting to TL 19,897. As at 31 December 2018, there is no impairment on assets in Luhansk and Donetsk regions (31 December 2017: TL 10,872).

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

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings, the subscriber’s purchasing power, liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Company management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Company’s expectations. As at 31 December 2018, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances and the achievability of the financials projections used in the impairment assessments.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 35.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(ae), the Group did not make any significant changes to its accounting policies during the current year.

As at 31 December 2018, interest expense/income and fair value of derivative financial instruments are shown netted off on consolidated statement of profit or loss (Note 8). The Company has presented financials of 31 December 2017 and 2016 accordingly. This classification has no impact on operating profit, profit for the year and cash flow statement.

Interest expense and income for derivative financial instruments and option premium charges are shown net of under finance income (Note 8).

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

As at and for the year ended 31 December 2018

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

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement. Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman similarly sold second financial loans amounting to TL 89,607 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 22 August 2017, third financial loans amounting to TL 90,272 on 16 February 2018 and fourth financial loans amounting to TL 56,716 on 20 December 2018. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

(v)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(vi)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

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

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in (Note 16). The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

(i)	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•	those to be measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

•

FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognised in profit or loss in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(iv)	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which applies both 12 month and lifetime ECL (general approach).

(v)	Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

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

The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognised in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (‘aligned time value’) are recognised within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)    Financial instruments (continued)

(v)	Derivatives and hedging activities (continued)

Cash flow hedges that qualify for hedge accounting (continued)

•

Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss.

•

The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognised in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

(viii)	Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforcable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial instruments—Accounting policies applied until 31 December 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information for prior periods. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 9 are as follows. The Group’s new accounting policies are explained above.

i)	Classification

Until 31 December 2017, the Group classified its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables,

•	held-to-maturity investments, and

•	available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments—Accounting policies applied until 31 December 2017 (continued)

(ii)	Reclassification

The Group could choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset was no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables were permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that was unusual and highly unlikely to recur in the near term. In addition, the Group could choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group had the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications were made at fair value as of the reclassification date. Fair value became the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date were subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories were determined at the reclassification date. Further increases in estimates of cash flows adjusted effective interest rates prospectively.

(iii)	Subsequent measurement

The measurement at initial recognition did not change on adoption of IFRS 9.

Subsequent to initial recognition, loans and receivables and held-to-maturity investments were carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognized as follows:

•	for ‘financial assets at fair value through profit or loss’ – in profit or loss

•

for available-for-sale financial assets that are monetary securities denominated in a foreign currency – translation differences related to changes in the amortized cost of the security were recognized in profit or loss and other changes in the carrying amount were recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale – in other comprehensive income

Details on how the fair value of financial instruments is determined are disclosed in Note 35.

(iv)	Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments - Accounting policies applied until 31 December 2017 (continued)

(iv)	Impairment (continued)

For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognised in profit or loss. If a loan or held-to-maturity investment had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, the Group could measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss.

Impairment testing of trade receivables is described in Note 35.

If there was objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – was removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognised in profit or loss were not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increased in a subsequent period and the increase could be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss was reversed through profit or loss.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 35 for a description of the Group’s impairment policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

As at and for the year ended 31 December 2018

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

As at and for the year ended 31 December 2018

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

Computer software	3 –8 years

(iii)	Other intangible assets

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Amortization

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Transmission line software	5 –10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(n)	Investment properties (continued)

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property	25 -45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(o)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2018 and 2017, inventories mainly consisted of mobile phones, sim-cards, and other devices.

(p)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 5,434 as at 31 December 2018 (31 December 2017: TL 4,732), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2018 is 4.41%(31 December 2017: 3.33%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. An entity transfers control of a service over time and, therefore, satisfies a performance obligation and recognizes revenue from telecommunication services over time.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	the good or service is capable of being distinct

•	the promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling prices. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being when delivered to the end customer. For device sales made to intermediaries, revenue is recognized when control of the device has transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

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

As at and for the year ended 31 December 2018

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

Call center revenues are recognized at the time services are rendered during the contractual period.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	the entity is primarily responsible for fulfilling the promise to provide the specified good or service.

•	the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer

•	the entity has discretion in establishing the price for the specified good or service.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, until 31 December 2019 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2018, the Company has recognized TL 376,765 (31 December 2017: TL 257,866) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortised on a straight line basis over the customer life time it relates to consistent with the pattern of recognition of the associated revenue.

Revenue - Accounting policies applied until 31 December 2017

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at 1 January, 2018, to retained earnings and not restate prior years. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 15 are as follows. The Group’s new accounting policies are explained above.

Contract cost

Contract costs were capitalized under prepaid expenses and amortised on a straight line basis over the contact term.

(u)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(v)    Borrowings

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(w)	Income taxes

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

(x)	Earnings per share

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(y)	Government grants

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

(z)	Non-current asset held for sale and discontinued operations

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

(aa)	Equity

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ab)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(ac)	Subsequent events

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

(ad)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assess whether:

•	the contract involved the use of an identified asset – this may be specified explicitly or implicitly

•

the asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

•	the Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use; and

•

the Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used is predetermined, the Group has the right the use of asset if either:

•	the Group has the right to operate the asset or;

•	the Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

•	amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset of the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 28).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ad)	Leases

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’ incremental borrowing rate. Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group use revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•

the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ad)	Leases (continued)

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

Leases - Accounting policies applied until 31 December 2017

The Group adopted IFRS 16 using modified retrospective approach—option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 16 are as follows. The Group’s new accounting policies are explained above.

Leases of property, plant and equipment where the group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases was depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there was no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

(ae)	New standards and interpretations

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases on the Group’s consolidated financial statements.

The impacts of adoption of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements as at 31 December 2018 are stated as below. The adoptions of these standards do not have a significant impact on the consolidated other comprehensive income (OCI) and consolidated statement of cash flows.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions
Assets
	Property, plant and equipment	11,116,316	—	—	—	11,116,316
	Right-of-use assets	1,649,602	—	—	1,649,602	—
	Intangible assets	10,050,172	—	1,059,866	—	8,990,306
	Investment properties	15,425	—	—	—	15425
	Trade receivables	115,001	(608)	(3,513)	—	119,122
	Contract assets	3,513	—	3,513	—	—
	Receivables from financial services	884,686	—	—	—	884,686
	Deferred tax assets	152,732	—	—	14,696	138,036
	Investments in equity accounted investees	19,413	—	—	—	19,413
	Other non-current assets	421,306	(228)	(10,849)	(161,426)	593,809

Total non-current assets		24,428,166	(836)	1,049,017	1,502,872	21,877,113

	Inventories	180,434	—	—	—	180,434
	Trade receivables	2,505,990	49,567	(703,742)	6,926	3,153,239
	Due from related parties	13,533	67	—	—	13,466
	Receivables from financial services	3,286,243	(40,463)	—	—	3,326,706
	Derivative financial instruments	1,356,062	—	—	—	1,356,062
	Held to maturity investments	—	(51,863)	—	—	51,863
	Financial asset at fair value through profit or loss	9,409	9,409	—	—	—
	Financial asset at fair value through other comprehensive income	42,454	42,454	—	—	—
	Contract assets	711,928	—	711,928	—	—
	Cash and cash equivalents	7,419,239	(2,364)	—	—	7,421,603
	Other current assets	1,091,512	87	(137,997)	(312,872)	1,542,294

Subtotal		16,616,804	6,894	(129,811)	(305,946)	17,045,667

Assets classified as held for sale		1,720,305	—	—	—	1,720,305

Total current assets		18,337,109	6,894	(129,811)	(305,946)	18,765,972

Total assets		42,765,275	6,058	919,206	1,196,926	40,643,085

Equity
	Share capital	2,200,000	—	—	—	2,200,000
	Share premium	269	—	—	—	269
	Treasury shares (-)	(141,534)	—	—	—	(141,534)
	Additional paid in capital	35,026	—	—	—	35,026
	Reserves	2,503,537	(154)	8,958	(740)	2,495,473
	Remeasurements of employee termination benefit	(34,871)	—	—	—	(34,871)
	Retained earnings	11,359,317	4,989	667,946	(71,464)	10,757,846

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		15,921,744	4,835	676,904	(72,204)	15,312,209

Non-controlling interests		131,810	—	—	—	131,810

Total equity		16,053,554	4,835	676,904	(72,204)	15,444,019

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions
Liabilities
Borrowings	13,119,636	—	—	902,285	12,217,351
Employee benefit obligations	224,747	—	—	—	224,747
Provisions	268,722	—	—	—	268,722
Deferred tax liabilities	862,360	1,223	193,854	—	667,283
Contract liabilities	131,598	—	131,598	—	—
Other non-current liabilities	364,610	—	(102,887)	—	467,497

Total non-current liabilities	14,971,673	1,223	222,565	902,285	13,845,600

Borrowings	7,035,909	—	—	366,845	6,669,064
Current tax liabilities	133,597	—	—	—	133,597
Trade and other payables	3,788,174	—	1,786	—	3,786,388
Due to related parties	45,331	—	17,951	—	27,380
Contract liabilities	255,756	—	255,756	—	—
Deferred revenue	8,948	—	(255,756)	—	264,704
Provisions	307,068	—	—	—	307,068
Derivative financial instruments	165,265	—	—	—	165,265

Total current liabilities	11,740,048	—	19,737	366,845	11,353,466

Total liabilities	26,711,721	1,223	242,302	1,269,130	25,199,066

Total equity and liabilities	42,765,275	6,058	919,206	1,196,926	40,643,085

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions
Revenue	20,350,557	—	(18,132)	—	20,368,689
Revenue from financial services	941,918	—	308	—	941,610

Total revenue	21,292,475	—	(17,824)	—	21,310,299

Cost of revenue	(13,785,448)	—	(329,447)	51,098	(13,507,099)
Cost of revenue from financial services	(360,545)	—	—	—	(360,545)

Total cost of revenue	(14,145,993)	—	(329,447)	51,098	(13,867,644)

Gross profit	6,565,109	—	(347,579)	51,098	6,861,590
Gross profit from financial services	581,373	—	308	—	581,065

Total gross profit	7,146,482	—	(347,271)	51,098	7,442,655

Other income	241,435	—	—	35,012	206,423
Selling and marketing expenses	(1,626,714)	141,527	523,210	51,208	(2,342,659)
Administrative expenses	(673,370)	225,778	—	50,724	(949,872)
Net impairment losses on financial and contract assets	(346,390)	(346,390)	—	—	—
Other expenses	(381,582)	—	—	(44,431)	(337,151)

Operating profit	4,359,861	20,915	175,939	143,611	4,019,396

Finance income	1,932,133	—	—	892	1,931,241
Finance costs	(3,619,091)	(14)	—	(230,663)	(3,388,414)

Net finance costs	(1,686,958)	(14)	—	(229,771)	(1,457,173)

Share of profit of equity accounted investees	(87)	—	—	—	(87)

Profit before income tax	2,672,816	20,901	175,939	(86,160)	2,562,136

Income tax expense	(495,481)	(4,764)	(38,015)	14,696	(467,398)

Profit for the period	2,177,335	16,137	137,924	(71,464)	2,094,738

Profit for the year is attributable to:
Owners of the Company	2,021,065	16,137	137,924	(71,464)	1,938,468
Non-controlling interests (*)	156,270	—	—	—	156,270

Total	2,177,335	16,137	137,924	(71,464)	2,094,738

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.93	0.01	0.06	(0.03)	0.89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Group has taken advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at 1 January 2018.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the consolidated financial statements as stated below:

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

1 January 2018
Retained Earnings Opening – 31 December 2017	11,312,276
Increase in provision for receivables from financial services	(52,951)
Decrease in provision for other financial assets	38,384
Deferred tax effect	3,419

Total impact of adoption in accordance with IFRS 9	(11,148)

Retained Earnings Opening – 1 January 2018 (Including IFRS 9- excluding IFRS 15)	11,301,128

On the date of initial application, 1 January 2018, the financial instruments of the Company were as follows, with any reclassifications noted;

Non-current financial assets	Original (IAS 39)	New (IFRS 9)	Original	New	Difference
Trade receivables	Amortized cost	Amortized cost	155,634	154,392	(1,242)
Receivables from financial services	Amortized cost	Amortized cost	1,297,597	1,297,597	—
Held to maturity investments	Held to maturity	Amortized cost	654	654	—
Current financial assets
Trade receivables	Amortized cost	Amortized cost	2,848,572	2,888,862	40,290
Due from related parties	Amortized cost	Amortized cost	5,299	5,522	223
Receivables from financial services	Amortized cost	Amortized cost	2,950,523	2,897,572	(52,951)
Derivatives	FVPL	FVPL	981,396	981,396	—
Cash and cash equivalents	Amortized cost	Amortized cost	4,712,333	4,711,452	(881)
Held to maturity investments	Held to maturity	Amortized cost	11,338	11,332	(6)
Current financial liabilities
Derivatives	FVPL	FVPL	110,108	110,108	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption (continued)

Impairment of financial assets

The group recognizes impairment charges for financial assets that are subject to the expected credit loss model in accordance with IFRS 9 as below:

•	Trade receivables resulting from operations

•	Financial services receivables

•	Cash and cash equivalents

•	Financial investments

•	Other receivables

•	Other assets

Financial services receivables

On 1 January 2018, credit risks were assessed for these loans in accordance with the impairment methodology and TL (52,951) has been recognized under retained earnings.

The reconciliation of impairment provision and opening balances for financial services receivables as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	72,992
Amounts restated through opening retained earnings	52,951
At 1 January 2018 (calculated under IFRS 9)	125,943
Current year provision at profit or loss statement – IFRS 9	190,509
Current year provision at profit or loss statement if IAS 39 was applied	202,998

Other financial assets

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for its financial assets comprising of trade receivables and contract assets.

The reconciliation of impairment provision and opening balances for other financial assets as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	705,440
Amounts restated through opening retained earnings	(38,384)
At 1 January 2018 (calculated under IFRS 9)	667,056
Current year provision at profit or loss statement-IFRS 9	418,799
Current year provision at profit or loss statement if IAS 39 was applied	427,211

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 15 Revenue from Contracts with Customers – Impact of adoption

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15 as at 1 January 2018 to retained earnings and not restate prior years.

The impact of adoption of IFRS 15, “Revenue from contracts with customers” on retained earnings as of 1 January 2018 is stated as below:

1 January 2018
Retained earnings 1 January 2018 - (including IFRS 9 effects-excluding IFRS 15 effects)	11,301,128
Recognition of asset for subscriber acquisition cost	830,011
Decrease in current assets and non-current assets	(132,920)
Deferred tax effect	(144,632)
Other	(22,437)
Adjustment to retained earnings from adoption of IFRS 15	530,022

Opening retained earnings 1 January 2018 - (including IFRS 9 and IFRS 15 effects)	11,831,150

Contract costs capitalized prior to IFRS 15 have been classified under prepaid expenses. As of 1 January 2018, contract costs excluding the new incremental costs amounting to 156,879 TL has been classified from prepaid expenses to intangible assets.

Details of contract costs and related accumulated depreciation for the period 1 January—31 December 2018 has been disclosed under Note 12.

IFRS 16 Leases – Impact of adoption

Details of adoption on IFRS16 for the period 1 January - 31 December 2018 has been disclosed under Note 15.

The Group early adopted IFRS 16 with a date of initial application of 1 January 2018.

The Group adopted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018.

The amount of TL 542,179 of the right to use of the asset is attributable to the classification of the prepaid lease expenses accounted for under prepaid expenses before the application of IFRS 16.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 16 Leases – Impact of adoption (continued)

On transition to IFRS 16, the Group elected to apply practical expedient to grandfather the assessment of which transitions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2018.

On transition the Group did not elect to apply recognition exemption for short-term leases by class of underlying assets and leases for low-value items which shall be applied lease-by-lease basis on both transition and subsequently.

As a lessee, the Group previously classified leases as operating and finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. At transition lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate at 1 January 2018. The Group measured right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments under IFRS 16 modified retrospective approach option 2 application and used the following practical expedients;

•	Group applied a single discount rate to a portfolio of leases with similar characteristics

•	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application

Used hindsight when determining the lease term when the contract contains options to renew or terminate the lease.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations applicable as at 31 December 2018

•

Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach. The amended standard will:

•

give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and

•

give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

•

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

•	Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•	IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,

•	IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2018

•

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

•

Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

•

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

•

IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

(iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2018 (continued)

•	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.

•	IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.

•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.

•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and

•

recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

•

Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:

•	i) use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;

•	ii) clarify the explanation of the definition of material; and

•	iii) incorporate some of the guidance in IAS 1 about immaterial information.

•

Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

The Company does not expected material impact of new standards and interpretations on Company’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through profit or loss , derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 35).

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

This allowance comprise of the general provision which is determined based on a loss event. Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are executed with local and international counterparties with whom the Group has signed international agreements and which have sound credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2018, guarantees of TL 4,988,580 were outstanding (31 December 2017: TL 3,720,954).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held deposits at call of TL 587,007 (2017: TL 603,553) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 35) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currency in order to manage foreign exchange risk. In additional, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and as of 1 July 2018 the Company applies hedge accounting.

Foreign exchange risk arising from the net assets of the subsidiary Fintur is not managed by the Group.

Details of Company’s foreign exchange risk is disclosed in Note 35.

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

The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and to that extent are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy—Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş. (“ Turkcell Finansman”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”).

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Total segment revenue	18,265,777	15,450,136	1,456,980	1,067,078	1,933,831	1,187,454	(364,113)	(72,604)	21,292,475	17,632,064
Inter-segment revenue	(42,344)	(31,690)	(69,657)	(40,897)	(252,112)	(17)	364,113	72,604	—	—
Revenues from external customers	18,223,433	15,418,446	1,387,323	1,026,181	1,681,719	1,187,437	—	—	21,292,475	17,632,064
Adjusted EBITDA	7,534,291	5,593,837	612,697	263,962	665,470	374,314	(24,476)	(3,859)	8,787,982	6,228,254
Bad debt expense	(248,171)	49,468	(4,088)	(6,070)	(94,131)	(79,676)	—	—	(346,390)	(36,278)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total segment revenue	15,450,136	12,787,592	1,067,078	874,692	1,187,454	661,923	(72,604)	(38,646)	17,632,064	14,285,561
Inter-segment revenue	(31,690)	(19,680)	(40,897)	(18,964)	(17)	(2)	72,604	38,646	—	—
Revenues from external customers	15,418,446	12,767,912	1,026,181	855,728	1,187,437	661,921	—	—	17,632,064	14,285,561
Adjusted EBITDA	5,593,837	4,160,861	263,962	235,348	374,314	222,849	(3,859)	451	6,228,254	4,619,509
Bad debt expense	49,468	(195,472)	(6,070)	(5,956)	(79,676)	(9,956)	—	—	(36,278)	(211,384)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2018	2017	2016
Profit for the period	2,177,335	2,037,759	1,543,803
Add(Less):
Profit/(loss) from discontinued operations	—	—	42,164
Profit from continuing operations	2,177,335	2,037,759	1,585,967
Income tax expense	495,481	571,758	423,160
Finance income	(1,932,133)	(818,436)	(961,642)
Finance costs	3,619,091	1,141,302	1,134,441
Other income	(241,435)	(74,438)	(78,569)
Other expenses	381,582	773,329	312,801
Depreciation and amortization	4,287,974	2,596,980	2,203,351
Share of loss of equity accounted investees	87	—	—

Consolidated adjusted EBITDA	8,787,982	6,228,254	4,619,509

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2018	2017	2016
Revenues
Turkey	19,636,682	16,431,863	13,321,503
Ukraine	923,181	664,643	573,951
Belarus	293,181	209,884	149,005
Azerbaijan	268,471	174,021	108,329
Turkish Republic of Northern Cyprus	169,014	148,637	129,785
Germany	1,580	3,016	2,988
Netherlands	366	—	—

	21,292,475	17,632,064	14,285,561

	31 December 2018	31 December 2017
Non-current assets
Turkey	21,037,351	18,098,228
Ukraine	2,751,277	1,408,783
Belarus	293,622	141,802
Turkish Republic of Northern Cyprus	177,380	138,371
Azerbaijan	—	13,663
Unallocated non-current assets	168,536	112,516

	24,428,166	19,913,363

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Telecommunication services	16,752,587	14,236,174	1,281,595	952,246	—	—	56,485	72,604	17,977,697	15,115,816
Equipment revenues	1,337,495	1,089,699	101,350	69,801	—	—	—	—	1,438,845	1,159,500
Revenue from financial services	—	—	—	—	941,918	605,663	—	—	941,918	605,663
Call center revenues	—	—	9,763	7,706	211,195	224,973	17,786	—	203,172	232,679
Commission fees on betting business	—	—	—	—	200,315	181,886	—	—	200,315	181,886
Revenue from betting business	—	—	—	—	268,470	174,021	—	—	268,470	174,021
Other	175,695	124,263	64,272	37,325	311,933	911	289,842	—	262,058	162,499

Total	18,265,777	15,450,136	1,456,980	1,067,078	1,933,831	1,187,454	364,113	72,604	21,292,475	17,632,064

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Telecommunication services	14,236,174	12,126,395	952,246	796,225	—	—	72,604	38,646	15,115,816	12,883,974
Equipment revenues	1,089,699	579,820	69,801	44,532	—	—	—	—	1,159,500	624,352
Revenue from financial services	—	—	—	—	605,663	184,698	—	—	605,663	184,698
Call center revenues	—	—	7,706	7,084	224,973	191,480	—	—	232,679	198,564
Commission fees on betting business	—	—	—	—	181,886	176,167	—	—	181,886	176,167
Revenue from betting business	—	—	—	—	174,021	108,329	—	—	174,021	108,329
Other	124,263	81,377	37,325	26,851	911	1,249	—	—	162,499	109,477

Total	15,450,136	12,787,592	1,067,078	874,692	1,187,454	661,923	72,604	38,646	17,632,064	14,285,561

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	16,752,587	1,281,595	—	56,485	17,977,697
At a point in time	267,329	—	—	7,493	259,836
Over time	16,485,258	1,281,595	—	48,992	17,717,861
Equipment Related	1,337,495	101,350	—	—	1,438,845
At a point in time	1,330,808	101,350	—	—	1,432,158
Over time	6,687	—	—	—	6,687
Call Center	—	9,763	211,195	17,786	203,172
At a point in time	—	—	—	—	—
Over time	—	9,763	211,195	17,786	203,172
Commision fees on betting business	—	—	200,315	—	200,315
At a point in time	—	—	—	—	—
Over time	—	—	200,315	—	200,315
Revenue from betting business	—	—	268,470	—	268,470
At a point in time	—	—	—	—	—
Over time	—	—	268,470	—	268,470
Revenue from financial operations	—	—	941,918	—	941,918
At a point in time	—	—	38,955	—	38,955
Over time	—	—	902,963	—	902,963
All other segments	175,695	64,272	311,933	289,842	262,058
At a point in time	12,211	8,556	7,576	—	28,343
Over time	163,484	55,716	304,357	289,842	233,715
Total	18,265,777	1,456,980	1,933,831	364,113	21,292,475
At a point in time	1,610,348	109,906	46,531	7,493	1,759,292
Over time	16,655,429	1,347,074	1,887,300	356,620	19,533,183

6.	Other income and expense

Other income amounted to TL 241,435, TL 74,438 and TL 78,569 for the years ended 31 December 2018, 2017 and 2016, respectively.

Other expenses amounted to TL 381,582, TL 773,329 and TL 312,801 for years ended 31 December 2018, 2017 and 2016, respectively.

Other income for the years ended 31 December 2018 mainly consist of reversal of legal provisions, gain on sale of investments and fixed assets and gain on modification of lease contract .

Other income for the years ended 31 December 2017 and 2016 mainly consist of gain on sale of fixed assets and reversal of legal provisions (Note 37).

Other expenses for the year ended 31 December 2018 mainly consist of donations and litigation expenses, loss on modification of lease contract.

Other income for the year ended 31 December 2017 and 2016 mainly consist of donations and litigation expenses (Note 37).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Employee benefit expenses

	2018	2017	2016
Wages and salaries (*)	2,030,641	1,746,147	1,450,262
Employee termination benefits (**)	29,140	32,862	32,977
Defined contribution plans	9,361	8,107	7,722

	2,069,142	1,787,116	1,490,961

(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of employee termination benefits for the years ended 31 December 2018, 2017 and 2016 amounting to TL (12,699), TL 3,738 and TL 34,532 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2018	2017	2016
Fair value gains on derivative financial instruments and interest	654,933	317,542	282,408
Cash flow hedges – reclassified to profit or loss	568,370	—	—
Interest income on bank deposits	395,045	278,599	158,206
Interest income on financial assets measured at amortized cost	204,191	185,004	445,943
Credit finance income	50,828	36,186	74,522
Other	58,766	1,105	563

Finance income	1,932,133	818,436	961,642

Net foreign exchange losses	(2,695,045)	(718,501)	(782,463)
Interest expenses for financial liabilities measured at amortized cost	(807,120)	(385,386)	(343,290)
Late payment interest expense	—	(29,115)	—
Other	(116,926)	(8,300)	(8,688)

Finance costs	(3,619,091)	(1,141,302)	(1,134,441)

Net finance costs	(1,686,958)	(322,866)	(172,799)

Finance incomes for the years ended 31 December 2018, 2017 and 2016 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and cash flow hedge.

Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 2,378,910 and TL 1,335,308 as of 31 December 2018.

Finance costs for year ended 31 December 2018 and 2017 mainly attributable to the financing costs of borrowings, foreign exchange losses from operating and financing activities.

Finance costs for year ended 2016 is mainly attributable to the financing costs of borrowings, 4.5G license fees payable, foreign exchange losses of Belarusian Telecom operating in Belarus and foreign exchange losses of lifecell operating in Ukraine.

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense

	2018	2017	2016
Current income tax expense	(654,953)	(437,967)	(200,663)
Deferred income tax (expense)/credit	159,472	(133,791)	(222,497)

Total income tax expense	(495,481)	(571,758)	(423,160)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income
	Before tax	Tax (expense)/ credit	Net of tax
2018
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905

	534,441	(157,203)	377,238

2017
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)

	96,411	(106,551)	(10,140)

2016
Foreign currency translation differences	218,472	(87,381)	131,091
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)

	183,940	(80,315)	103,625

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2018	2017	2016
Profit from continuing operations before income tax expense	2,672,816	2,609,517	2,009,127
(Loss) from discontinued operations before income tax expense	—	—	(42,164)

Profit before income tax expense	2,672,816	2,609,517	1,966,963

Tax at the Turkey’s tax rate	(588,020)	(521,903)	(393,393)
Difference in overseas tax rates	7,617	4,133	(15,935)
Effect of exemptions (*)	198,160	73,916	104,244
Effect of amounts which are not deductible	(91,778)	(102,102)	(78,571)
Tax exemption from subsidiary sale(**)	24,268	—	—
Utilization of previously unrecognized tax losses	—	—	1,253
Change in unrecognized deferred tax assets (***)	(50,551)	(41,340)	(30,616)
Adjustments for current tax of prior years	2,510	11,280	(8,176)
Tax effect of investment in associate	—	—	—
Other	2,313	4,258	(1,966)

Total income tax expense	(495,481)	(571,758)	(423,160)

(*)	Mainly comprises of research and development tax credit and the exemption effect of Fintur amounted to TL 76,164.
(**)	The Group’s transfer of its total shareholding in Azerinteltek controlled by Inteltek to one of other shareholder of Azerinteltek, Baltech Investment LLC (Not 39)
(***)	Mainly comprises of tax losses for which no deferred tax asset has been recognized.

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

As at and for the year ended 31 December 2018

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

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

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

Pursuant to Article 10/13-h of Law No.7143 which was published in the Official Gazette dated 18 May 2018 and numbered 30425;

•	for the resident real persons and institutions,

•	Income from the sale of non-resident subsidiary shares,

•	Participation income from non-resident subsidiaries,

•	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article has been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

•

for the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article has been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2018, 2017 and 2016 is as follows:

Cost of revenue:

	2018	2017	2016
Depreciation and amortization	(4,287,974)	(2,596,980)	(2,203,351)
Treasury share	(1,884,556)	(1,669,807)	(1,491,503)
Interconnection and termination expenses	(1,763,414)	(1,607,079)	(1,420,233)
Employee benefit expenses	(1,202,485)	(1,046,544)	(859,143)
Cost of goods sold	(1,108,734)	(870,226)	(551,656)
Frequency expenses	(622,390)	(278,727)	(229,396)
Radio expenses	(508,884)	(844,941)	(828,222)
Cost of revenue from financial services (*)	(348,492)	(270,366)	(68,546)
Transmission expenses	(326,080)	(218,221)	(139,185)
Universal service fund	(256,454)	(221,431)	(192,045)
Roaming expenses	(226,806)	(177,258)	(128,429)
Billing and archiving expenses	(50,929)	(55,185)	(61,647)
Others	(1,558,795)	(1,493,409)	(1,063,251)

	(14,145,993)	(11,350,174)	(9,236,607)

(*)

As at 31 December 2018, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 12,053 (31 December 2017: TL 6,343; 31 December 2016: TL 1,677).

Selling and marketing expenses:

	2018	2017	2016
Selling expenses	(555,158)	(898,936)	(757,869)
Marketing expenses	(551,127)	(532,989)	(518,382)
Employee benefit expenses	(440,976)	(394,421)	(354,380)
Frequency usage fees related to prepaid subscribers (**)	—	(82,994)	(186,530)
Others	(79,453)	(96,080)	(93,786)

	(1,626,714)	(2,005,420)	(1,910,947)

(**)	As of 31 December 2018, Frequency usage fees related to prepaid subscribers are shown under net impairment losses on financial and contract assets according to IFRS 9.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2018	2017	2016
Employee benefit expenses	(425,681)	(346,151)	(277,438)
Travel and entertainment expenses	(38,406)	(30,957)	(18,913)
Consultancy expenses	(38,252)	(50,247)	(54,315)
Collection expenses	(37,525)	(20,415)	(20,827)
Maintenance and repair expenses	(26,867)	(24,342)	(20,315)
Rent expenses	—	(36,280)	(30,314)
Net impairment expense recognized on receivables	—	(36,278)	(211,384)
Other	(106,639)	(100,526)	(88,343)

	(673,370)	(645,196)	(721,849)

Net impairment losses on financial and contract assets:

	2018	2017
Net impairment losses on financial and contract assets	(346,390)	—

	(346,390)	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiary	Effects of movements in exchange rates	Transfer to investment property	Balance as at 31 December 2018
Cost
Network infrastructure (All operational)	15,480,128	650,610	(232,888)	2,270,262	—	(15,081)	979,247	—	19,132,278
Land and buildings	786,058	28,828	(2,535)	156,540	—	—	6,831	(45,821)	929,901
Equipment, fixtures and fittings	728,202	59,311	(15,827)	10,712	—	(4,041)	25,143	—	803,500
Motor vehicles	37,216	3,121	(775)	—	—	(1,400)	1,944	—	40,106
Leasehold improvements	314,867	5,998	(547)	3,123	—	(1,639)	5,690	—	327,492
Construction in progress	672,294	2,260,360	(670)	(2,448,448)	(10,744)	—	39,295	—	512,087

Total	18,018,765	3,008,228	(253,242)	(7,811)	(10,744)	(22,161)	1,058,150	(45,821)	21,745,364

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	1,693,374	(218,894)	—	23,568	(6,887)	628,497	—	9,446,217
Land and buildings	209,918	50,514	(274)	—	9	—	4,686	(25,765)	239,088
Equipment, fixtures and fittings	539,827	77,694	(10,839)	—	49	(2,694)	29,470	—	633,507
Motor vehicles	31,306	2,637	(712)	—	—	(918)	1,917	—	34,230
Leasehold improvements	245,747	30,233	(547)	—	12	(1,639)	2,200	—	276,006

Total	8,353,357	1,854,452	(231,266)	—	23,638	(12,138)	666,770	(25,765)	10,629,048

Net book amount	9,665,408	1,153,776	(21,976)	(7,811)	(34,382)	(10,023)	391,380	(20,056)	11,116,316

Depreciation expenses for the years ended 31 December 2018, 2017 and 2016 amounting to TL 1,888,834, TL 1,499,242 and TL 1,278,009, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2018, 2017 and 2016 are TL 34,382, TL 39,721 and TL 43,198, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 6.8%, 10.0% and 9.9%, TL 75,054 and TL 66,513 and TL 76,899 for the years ended 31 December 2018, 2017 and 2016 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

The network infrastructure mainly consists of mobile and fixed network infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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
Cost
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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell - 2G License

On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 195,425 at 31 December 2018 (31 December 2017: TL 241,407) and it is amortized over 25 years.

Turkcell - 3G License

On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 397,543 at 31 December 2018 (31 December 2017: TL 436,014) and it is amortized over 25 years.

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

The carrying amount of the 4.5G License is TL 4,125,743 at 31 December 2018 (31 December 2017: TL 4,528,254).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Impairment	Disposal of subsidiary	Effects of movements in exchange rates	Balance at 31 December 2018
Cost
Telecommunication licenses	8,139,628	—	6,394	(220,986)	466,379	—	—	331,583	8,722,998
Computer software	7,117,116	—	1,175,040	(4,822)	159,453	—	(18,370)	110,621	8,539,038
Transmission line software	71,820	—	1,319	—	—	—	—	—	73,139
Central betting system operating right	11,981	—	—	—	—	—	—	—	11,981
Indefeasible right of usage	112,556	—	5,062	—	—	—	—	—	117,618
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	—	—	32,834
Subscriber acquisition cost	—	1,431,901	583,809	—	—	—	—	18,343	2,034,053
Other	42,749	—	7,473	(37)	11	—	(191)	—	50,005
Construction in progress	127,637	—	485,815	—	(618,032)	—	—	22,587	18,007

Total	15,678,873	1,431,901	2,264,912	(225,845)	7,811	—	(18,561)	483,134	19,622,225

Accumulated amortization
Telecommunication licenses	2,419,230	—	533,311	(184,582)	—	—	—	180,276	2,948,235
Computer software	4,770,880	—	663,967	(3,071)	—	3,232	(12,793)	59,680	5,481,895
Transmission line software	62,468	—	4,549	—	—	—	—	—	67,017
Central betting system operating right	11,491	—	583	—	—	—	—	—	12,074
Indefeasible right of usage	23,274	—	8,581	—	—	—	—	—	31,855
Brand name	6,512	—	528	—	—	—	—	—	7,040
Customer base	11,774	—	437	—	—	—	—	—	12,211
Subscriber acquisition cost	—	601,890	360,232	—	—	—	—	12,078	974,200
Other	32,834	—	4,899	(31)	—	—	(176)	—	37,526

Total	7,338,463	601,890	1,577,087	(187,684)	—	3,232	(12,969)	252,034	9,572,053

Net book amount	8,340,410	830,011	687,825	(38,161)	7,811	(3,232)	(5,592)	231,100	10,050,172

Amortization expenses for the years ended 31 December 2018, 2017 and 2016 amounting to TL 1,580,319, TL 1,095,401and TL 921,812, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the years ended 31 December 2018, 2017 and 2016 are TL 3,232, TL 1,986 and TL 3,181 respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 171,442 for the year ended 31 December 2018 (31 December 2017: TL 124,504). The amortization expenses related to capitalized software development costs for the years ended 31 December 2018, 2017 and 2016 amounting to TL 40,934, TL 37,532 and TL 30,148, respectively are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2017
Cost
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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. Ukraine and Belarus CGUs were tested for impairment at 31 December 2018. None of these CGUs contains goodwill or an intangible asset with an indefinite useful life.

lifecell

At 31 December 2018, impairment of Ukraine CGU was tested using the assumption that lifecell was the CGU.

The recoverable amount of lifecell is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a six-year period. Cash flows beyond the six-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2017: +0.5%/-0.5%).

The assumptions used in recoverable amount calculations of lifecell for the year 2018 and 2017 were respectively:

A post-tax WACC rate of 27.0% for the period from 2019 to 2024, a post-tax WACC rate of 26.3% for the period after 2024 and a terminal growth rate of 5.3% were used to extrapolate cash flows beyond the 6-year forecasts period based on the business plans.

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

At 31 December 2018, impairment of Belarus CGU was tested using the assumption that Belarusian Telecom was the CGU.

The recoverable amount of Belarusian Telecom is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2017: +0.5%/-0.5%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets (continued)

The assumptions used in recoverable amount calculations of Belarusian Telecom for the year 2018 and 2017 were respectively:

A post-tax WACC rate of 22.8% for the period from 2019 to 2024, a post-tax WACC rate of 22.4% for the period after 2024, and a terminal growth rate of 5.0% were used to extrapolate cash flows beyond the 6-year forecast period based on the business plan.

A post-tax WACC rate of 25.4% for the period from 2018 to 2022, a post-tax WACC rate of 24.9% for the period after 2022, and a terminal growth rate of 8.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan.

As the recoverable amount of Belarusian Telecom was higher than its carrying amount, no impairment charge was recognized.

Turkcell Superonline

As at 31 December 2018, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2017: TL 32,834). No impairment test was performed for goodwill allocated to Turkcell Superonline on the grounds of materiality.

14.	Investment properties

	31 December 2018	31 December 2017
Cost
Opening balance	99,938	165,472
Disposal	—	(940)
Transfer to property, plant and equipment (*)	45,821	(64,594)

Closing balance	145,759	99,938

Accumulated depreciation
Opening balance	(98,958)	(119,202)
Transfer to property, plant and equipment	(25,765)	22,366
Depreciation and impairment charges during the year	(5,611)	(2,337)
Disposal	—	215
Other	—	—

Closing balance	(130,334)	(98,958)

Net book amount	15,425	980

(*)

During the year ended 31 December 2017, the Group transferred its building located in Istanbul, Tepebası from investment properties to property, plant and equipment due to the change in purpose of use.

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: direct capitalization approach and income capitalization approach, replacement cost approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

Rent income from investment properties during the year ended 31 December 2018 is TL 3,092 (31 December 2017: TL 2,821 and 31 December 2016: TL 2,317). There is no direct operating expense for investment properties during the year ended 31 December 2018 (31 December 2017: TL 22 and 31 December 2016: TL 22).

The Group’s investment properties and their fair values at 31 December 2018 and 2017 are as follows:

31 December 2018	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	17,960	Income capitalization approach
Investment properties in Ankara	—	—	15,915	Market approach
Investment properties in Istanbul	—	—	13,800	Market approach
Investment properties in Aydın	—	—	2,110	Market approach

	—	—	49,785

31 December 2017	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Izmir	—	—	52,110	Replacement cost approach
Investment properties in Gebze	—	—	16,690	Income capitalization approach
Investment properties in Ankara	—	—	15,160	Market approach
Investment properties in Istanbul	—	—	13,000	Market approach
Investment properties in Adana	—	—	3,150	Replacement cost approach
Investment properties in Balıkesir	—	—	3,112	Replacement cost approach
Other investment properties	—	—	3,970	Replacement cost approach
Other investment properties	—	—	2,146	Market approach

	—	—	109,338

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, application of IFRS 16 does not have an impact on the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 1 January and 31 December 2018 and depreciation and amortization expenses for the years ended 31 December 2018 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January	1,077,517	146,826	226,243	115,652	1,566,238	12,321	—	12,321	1,578,559
Depreciation and amortization charge for the year	(451,850)	(43,563)	(181,741)	(81,325)	(758,479)	(6,458)	(48,273)	(54,731)	(813,210)
Balance at 31 December	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602

As at 31 December 2018, additions to right of use assets amount to TL 1,156,973 and interest expense on lease liabilities is TL 210,200.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations

Disposal of Fintur

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571. The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

The Company has signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding will be completed subsequent to obtainment of regulatory approvals, the value of transaction will be finalized on closing date of the transaction. Closing is expected in 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations (continued)

The reconciliation of statement of profit or loss statement of Fintur is listed below (The financial statements are presented in USD);

1 January - 30 September 2016
Revenue	617,214
Cost of sales	(369,104)

Gross profit	248,110

Selling and marketing expenses	(69,983)
General and administrative expenses	(69,818)
Other operating (expenses), net	(31,258)

Operating profit	77,051

Finance (expense)/income, net	(61,203)

Profit before income tax	15,848

Total income tax	(30,947)

(Loss)/profit for period	(15,099)

Attributable to:
-owners of the parent	(28,695)
-non-controlling interests	13,596

(Loss)/profit for period	(15,099)

17.	Other non-current assets

	2018	2017
Advances given for property, plant and equipment	216,894	12,078
Prepaid expenses	89,603	197,431
Receivables from the Public Administration	72,848	72,848
Deposits and guarantees given	27,071	23,999
VAT receivable	2,318	4,429
Others	12,572	45,835

	421,306	356,620

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2018 and 2017 are attributable to the following:

	Assets		Liabilities		Net
	2018	2017	2018	2017	2018	2017
Property, plant and equipment and intangible assets (*)	106,128	41,903	(936,167)	(680,134)	(830,039)	(638,231)
Investment	32,926	32,926	—	—	32,926	32,926
Derivative instruments	15,380	1,492	(429,162)	(182,806)	(413,782)	(181,314)
Reserve for employee termination benefits and provisions	155,132	202,112	(45,581)	(64)	109,551	202,048
Asset classified as held for sale	—	—	—	(92,327)	—	(92,327)
Tax losses carried forward	224,179	—	—	—	224,179	—
Tax allowances	20,554	10,775	—	—	20,554	10,775
Other assets and liabilities (**)	248,251	545,968	(101,268)	(434,907)	146,983	111,061

Deferred tax assets/(liabilities)	802,550	835,176	(1,512,178)	(1,390,238)	(709,628)	(555,062)

Offsetting	(649,818)	(739,116)	649,818	739,116	—	—

Net deferred tax assets/ (liabilities)	152,732	96,060	(862,360)	(651,122)	(709,628)	(555,062)

(*)	The impact of adoption of IFRS 15, “Revenue from contracts with customers” is accounted under Property, plant and equipment and intangible assets (Not 2)
(**)	Mainly comprises of loans and bonds’ deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2018 and 2017 were as follows:

	2018	2017
Opening balance	(555,062)	(406,905)
IFRS 9 and 15 effects	(141,213)	—
Income statement charge	159,472	(133,791)
Tax charge relating to components of other comprehensive income	(157,203)	(6,449)
Prior year corporate tax base differences	(8,608)	(2,729)
Exchange differences	(7,014)	(5,188)

Closing balance, net	(709,628)	(555,062)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

The Group did not recognise deferred income tax assets of TL 5,310,000 in respect of tax losses amounting to TL 972,730 that can be carried forward against future taxable income. The unused tax losses were mainly incurred by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2019	808
2020	581
2021	646
2022	368,109
2023	172,264
2024	303,045
2025	1,023,650
2026	47,466
2027	488,572
2028	308,541
Indefinite	2,596,318

Total	5,310,000

19.	Trade receivables and accrued revenue

	31 December 2018	31 December 2017
Receivables from subscribers	1,634,427	1,369,948
Accounts and notes receivable	560,665	498,397
Undue assigned contracted receivables	271,306	347,596
Accrued revenue	—	632,631
Other	39,592	—

	2,505,990	2,848,572

Trade receivables are shown net of provision for impairment amounting to TL 738,181, at 31 December 2018 (31 December 2017: TL 705,213). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 174,975 and TL 339,543 at 31 December 2018 and 2017, respectively.

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

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted receivables related to handset campaigns, which will be billed after one year is presented under non-current trade receivable amounting to TL 115,001.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December 2018	31 December 2017
Current receivables from financial services	3,286,243	2,950,523
Non-current receivables from financial services	884,686	1,297,597

	4,170,929	4,248,120

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Contract assets

Current contract assets:

	31 December 2018	31 December 2017
Contract assets	711,928	—

	711,928	—

Non-current contract assets:

	31 December 2018	31 December 2017
Contract assets	3,513	—

	3,513	—

The contract assets represents contract assets from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under long term contract assets.

22.	Inventory

As of 31 December 2018 inventories amounting to TL 180,434 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2017: TL 104,102).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Other current assets

	31 December 2018	31 December 2017
Receivables from the Ministry of Transport and Infrastructure of Turkey	415,524	143,669
Restricted cash	204,077	183,806
Advances given to suppliers	92,715	55,754
Receivables from tax office	83,392	93,917
Prepaid expenses	79,149	322,388
VAT receivable	65,123	38,934
Subscriber acquisition costs	—	138,177
Special communication tax to be collected from subscribers	—	38,318
Other	151,532	145,642

	1,091,512	1,160,605

As at 31 December 2018, restricted cash amounting to TL 204,077 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman.

24.	Cash and cash equivalents

	31 December 2018	31 December 2017
Cash in hand	144	192
Banks	7,413,113	4,712,141
- Demand deposits	587,007	603,553
- Time deposits	6,826,106	4,108,588
Other cash and cash equivalents	5,982	—

Cash and cash equivalents	7,419,239	4,712,333

As at 31 December 2018, the average effective interest rates of TL, USD and EUR time deposits are 22.5%, 5.9% and 3.3% (31 December 2017: 14.3%, 5.8% and 2.2%) respectively.

As at 31 December 2018, average maturity of time deposits is 35 days (31 December 2017: 32 days).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Equity

Share capital

As at 31 December 2018, share capital represents 2,200,000,000 (31 December 2017: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Every holder of shares are entitled to receive dividends as declared and is entitled to one vote at a meeting in person or by proxy.

Companies with their shareholding percentage are as follows:

	31 December 2018		31 December 2017
	(%)	TL	(%)	TL
Turkcell Holding A.Ş. (“Turkcell Holding”)	51.00	1,122,000	51.00	1,122,000
Public Share	48.95	1,077,004	48.95	1,077,004
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)

Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2018, total number of shares pledged as security is 995,509 (2017: 995,509).

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

Treasury shares

During 2018, the Company purchased 8,434,204 of its shares on-market with prices ranging from full TL 10.01 to full TL 12.33. The buy-back was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total cost of TL 94,620 was deducted from equity (2017: None).

Dividends

Turkcell:

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

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Equity (continued)

Dividends (continued)

Turkcell (continued):

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this represents a gross cash dividend of full TL 0.86364 per share. The Company paid TL 1,900,000 in total including withholding taxes in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders.

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

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek dated 10 April 2017 and 30 April 2018, Board of Directors have decided to pay dividend amounting to AZN 34,797 (31 December 2018: TL 56,111) from the profit realized for the last quarter of 2017, first and second quarter of 2018. Dividend payment was made in 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Earnings per share

	2018	2017	2016
Numerator:
Profit attributable to owners of the Company	2,021,065	1,979,129	1,492,088
Denominator:
Weighted average number of shares (*)	2,184,750,233	2,193,184,437	2,193,184,437

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.93	0.90	0.68

(*)	Refer to Note 25 - Treasury shares

	2018	2017	2016
Numerator:
Profit from continuing operations attributable to owners of the Company	2,021,065	1,979,129	1,534,252
Denominator:
Weighted average number of shares (*)	2,184,750,233	2,193,184,437	2,193,184,437

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	0.93	0.90	0.70

(*)	Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Other non-current liabilities

	2018	2017
Consideration payable in relation to the acquisition of Belarusian Telecom	358,304	323,691
Deferred revenue	2,497	85,646
Deposits and guarantees received from dealers	3,809	—

	364,610	409,337

Consideration payable in relation to the acquisition of Belarusian Telecom represents present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 526,090 as of 31 December 2018) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid during the first quarter of 2023 (31 December 2017: the first quarter of 2021). Discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2018 is 9.5% (31 December 2017: 4.8%).

28.	Loans and borrowings

	31 December 2018	31 December 2017
Non-current liabilities
Unsecured bank loans	7,244,992	6,376,981
Secured bank loans	1,862	2,368
Finance lease liabilities	—	108,164
Lease liabilities	1,026,955	—
Debt securities issued	4,845,827	1,770,482

	13,119,636	8,257,995

Current liabilities
Unsecured bank loans	3,737,393	2,643,112
Current portion of unsecured bank loans	2,544,462	1,513,425
Current portion of secured bank loans	2,318	2,022
Current portion of finance lease liabilities	—	14,556
Current portion of lease liabilities	20,156	—
Current portion of long-term debt securities issued	289,738	105,039
Debt securities issued	74,997	—
Lease liabilities	366,845	—

	7,035,909	4,278,154

The sale process of the bond issuance of the Company with an aggregate principal amount of USD 500,000, 10 year maturity, a redemption date of 11 April 2028 and a re-offer price of 97.8 % with a fixed coupon rate of 5.80% per annum to qualified investors abroad was completed on 11 April 2018 and the notes are listed on the official list of Euronext Dublin (Irish Stock Exchange).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded. In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%. There have been no changes to maturity and the repayment schedule of the loan. As at 31 December 2018, the Company has utilized RMB 251,089 (equivalent to TL 191,337 as at 31 December 2018), USD 140,000 (equivalent to TL 736,526 as at 31 December 2018) and EUR 100,000 (equivalent to TL 602,800 as at 31 December 2018) comparatively, under this agreement.

One of the main reason of increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers and bond issuance.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 15,500 as at 31 December 2018.

In the year 2018, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation through KT Sukuk Varlık Kiralama A.S. in the domestic market, in Turkish Lira terms, at an amount of up to TL 300,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 31 March 2018, the Company has issued management agreement based lease certificates amounting to TL 125,000 (not discounted), as at 30 September 2018, issued management agreement based lease certificates was redeemed. As at 31 December 2018, the Company has issued management agreement based lease certificates through KT Sukuk Varlık Kiralama A.S amounting to TL 75,000 (not discounted).

In the year 2019, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2018			31 December 2017
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157	Libor+2,0%-Libor+3,3%	2018-2020	2,880,615
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%- Euribor+3.4%	2019-2026	6,975,890	Euribor+1.2%- Euribor+2.2%	2018-2026	5,511,579
Unsecured bank loans	TL	Fixed	12.6%-25.0%	2019	873,914	11.1%-15.5%	2018-2019	1,620,391
Unsecured bank loans	UAH	Fixed	21.5%-22.5%	2019	894,511	11%-14.5%	2018	520,933
Unsecured bank loans	RMB	Fixed	5.5%	2019-2026	193,375	—	—	—
Secured bank loans (**)	BYN	Fixed	12-16%	2019-2020	4,180	12%-16%	2018-2020	4,390
Debt securities issued	USD	Fixed	5.8%	2019-2028	5,135,565	5.8%	2018-2025	1,875,521
Debt securities issued	TL	Fixed	24.5%	2019	74,997	—	—	—
Finance lease liabilities	EUR	Fixed	—	—	—	3.4%	2018-2024	116,797
Finance lease liabilities	USD	Fixed	—	—	—	22.5%	2018	41
Finance lease liabilities	TL	Fixed	—	—	—	27.5%-27.7%	2018-2020	5,882
Lease liabilities	EUR	Fixed	1.0%-7.9%	2019-2031	194,645	—	—	—
Lease liabilities	TL	Fixed	16.1%-45.0%	2019-2048	719,718	—	—	—
Lease liabilities	USD	Fixed	3.9%-10.8%	2019-2027	40,351	—	—	—
Lease liabilities	UAH	Fixed	16.6%-24.0%	2019-2067	418,390	—	—	—
Lease liabilities	BYN	Fixed	12.0%-15.0%	2019-2028	40,852	—	—	—

					20,155,545			12,536,149

(*)

Turkcell Finansman’s liabilities originated from banks abroad are subject to certain reserve requirements as obliged by Central Bank of the Republic of Turkey (CBRT). As at 31 December 2018, blocked deposit in connection with the foreign currency loans utilized by Turkcell Finansman from banks outside of Turkey amounting to TL TL 204,077 is accounted in other current assets.

(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus. (Note 36)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 35.

29.	Employee benefits

	31 December 2018	31 December 2017
Retirement pay liability provision	160,613	149,449
Unused vacation provision	64,134	48,217

	224,747	197,666

Provision for annual leave

As 31 December 2018 and 2017, provision for annual leave amounted to TL 64,134 and TL 48,217, respectively.

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2018	2017
1 January	149,449	120,755
Service cost	26,971	32,696
Remeasurements	(12,699)	3,738
Interest expense	16,957	13,877
Benefit payments	(20,065)	(21,617)

31 December	160,613	149,449

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2018	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.0%)	15.7%	16.5%	(13.7%)
Impact on provision for employee termination benefits	(20,880)	25,216	26,501	(22,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Employee benefits (continued)

31 December 2017	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.6%)	18.1%	18.3%	(14.3%)
Impact on provision for employee termination benefits	(21,820)	27,050	27,349	(21,371)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 9,361, TL 8,107 and TL 7,722 in relation to defined contribution retirement plan for the years ended 31 December 2018, 2017 and 2016, respectively.

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

As of 31 December 2018, the Group recognized expenses of TL 26,224 regarding this plan (31 December 2017: TL 29,413).

30.	Deferred revenue

Deferred revenue primarily consists of loan application fee and it is classified as current at 31 December 2018 and 2017. The amount of deferred revenue is TL 8,948 and TL 193,381 as at 31 December 2018 and 2017, respectively.

31.	Contract liabilities

Current contract liabilities:

	31 December 2018	31 December 2017
Contract liabilities	255,756	—

	255,756	—

Non-current contract liabilities:

	31 December 2018	31 December 2017
Contract liabilities	131,598	—

	131,598	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Contract liabilities (continued)

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers. The following table shows unrealized performance obligation result as of 31 December, 2018;

31 December 2018
Mobile telecommunications service	101,006
Other (*)	429,889

Total	530,895

(*)	In consist of Hospital Revenue

Management expects that 75% of the transaction price allocated to the unsatisfied contracts at of 31 December 2018 will be recognized as revenue during the next reporting period. The remaining 25% will be recognized in the 2019 financial year.

Revenue recognized in the current reporting period relates to carried forward contract liabilities is TL181,710.

32.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2018	8,887	188,531	197,418
Provisions recognized	5,859	47,580	53,439
Unwinding of discount	—	9,760	9,760
Transfer to current provisions	(5,382)	—	(5,382)
Effect of changes in exchange rates	—	13,487	13,487

Balance at 31 December 2018	9,364	259,358	268,722

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2017	6,889	180,652	187,541
Provisions recognized/(reversed)	4,256	(8,461)	(4,205)
Unwinding of discount	—	15,328	15,328
Transfer to current provisions	(2,258)	—	(2,258)
Effect of changes in exchange rates	—	1,012	1,012

Balance at 31 December 2017	8,887	188,531	197,418

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

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

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 5.1% at 31 December 2018 (31 December 2017: 5.6%).

Current provisions:

	Legal claims	Bonus	Total
Balance at 1 January 2018	605,679	229,520	835,199
Provisions recognized/(reversed)	(3,520)	408,740	405,220
Payments	(626,214)	(338,650)	(964,864)
Transfers from non-current provisions	5,381	—	5,381
Unwinding of discount	26,185	—	26,185
Disposal of subsidiaries	—	(2,070)	(2,070)
Effect of changes in exchange rates	1,082	935	2,017

Balance at 31 December 2018	8,593	298,475	307,068

	Legal claims	Bonus(*)	Other	Total
Balance at 1 January 2017	18,266	173,391	785	192,442
Provisions recognized/(reversed)(**)	583,788	318,603	(785)	901,606
Payments	(1,188)	(263,080)	—	(264,268)
Transfer from non-current provisions	2,258	—	—	2,258
Unwinding of discount	2,531	—	—	2,531
Effect of changes in exchange rates	24	606	—	630

Balance at 31 December 2017	605,679	229,520	—	835,199

(*)	Includes share-based payment (Note 29).
(**)	Refer to Note 37.1 and 37.3 for legal claim.

33.	Trade and other payables

	2018	2017
Payable to suppliers	2,372,512	2,527,152
Taxes payable	465,966	415,650
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	455,496	305,208
Accrued selling and marketing expenses	91,747	79,011
Other	402,453	369,445

	3,788,174	3,696,466

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Trade and other payables (continued)

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group but not yet invoiced.

34.	Derivative financial instruments

Fair value of derivative financial instruments at 31 December 2018 and 2017 are attributable to the following:

	31 December 2018		31 December 2017
	Assets	Liabilities	Assets	Liabilities
Held for trading	709,617	131,097	961,665	17,724
Derivatives used for hedging	730,924	—	—	—

Total	1,440,541	131,097	961,665	17,724

At 31 December 2018, total held for trading derivative financial assets of TL 1,356,062 also include net accrued interest expense of TL 84,479 and total held for trading derivative financial liabilities of TL 131,097 also include net accrued interest expense of TL 34,168.

Derivatives used for hedging

Participating cross currency swap and FX swap contracts

The notional amount and the fair value of participating cross currency swap and FX swap contracts for hedging purposes at 31 December 2018 are as follows:

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	208,462	23 October 2025
TL	275,850	EUR	60,000	64,670	22 April 2026
TL	435,000	USD	150,000	167,116	16 September 2020
TL	293,500	USD	100,000	108,777	16 September 2020
TL	194,000	USD	50,000	39,394	16 September 2020
TL	386,500	USD	100,000	79,688	16 September 2020
TL	113,400	USD	20,000	9,234	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	53,583	22 April 2026

Derivatives used for hedge accounting financial assets				730,924

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

Currency swap, cross currency swap and participating cross currency swap contracts

The notional amount and the fair value of currency swap, participating cross currency swap and FX swap contracts for hedging purposes at 31 December 2018 are as follows:

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Currency Swap
TL	266,760	USD	50,000	(3,715)	2 January 2019
TL	266,510	USD	50,000	(3,465)	2 January 2019
TL	719,996	USD	135,000	(9,774)	2 January 2019
TL	212,736	USD	40,000	(2,300)	2 January 2019
TL	265,925	USD	50,000	(2,880)	2 January 2019
TL	1,366	USD	253	(48)	19 March 2019
TL	4,199	USD	680	(939)	16 January 2019
TL	5,681	USD	920	(1,277)	22 January 2019
TL	6,040	EUR	1,000	(41)	2 January 2019
USD	68,654	EUR	60,000	(861)	15 January 2019
USD	11,462	EUR	10,000	(4)	8 January 2019
Cross currency swap contracts
TL	6,159	USD	1,000	(912)	28 January 2019
TL	6,159	USD	1,000	(910)	24 January 2019
TL	130,488	USD	24,000	(9,365)	20 March 2023
TL	268,200	USD	50,000	(5,791)	14 June 2019
TL	128,436	USD	24,000	(2,652)	19 June 2019
TL	169,368	EUR	24,000	(24,895)	8 January 2019
TL	118,800	EUR	18,000	(22,051)	23 September 2021
TL	111,732	EUR	18,867	1,920	14 February 2019
TL	185,100	EUR	30,000	(8,296)	22 April 2026
TL	183,300	EUR	30,000	(8,642)	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	(7,148)	16 September 2020
TL	91,700	USD	20,000	(17,051)	22 April 2026

Total Held for trading derivative financial liabilities				(131,097)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	67,410	USD	18,000	27,928	28 January 2019
TL	95,550	USD	25,000	36,751	24 January 2019
TL	52,164	USD	14,620	27,870	16 July 2019
TL	69,744	USD	19,780	38,636	22 July 2019
TL	242,873	USD	70,500	160,594	16 September 2020
TL	269,451	USD	70,500	131,437	22 December 2020
TL	191,300	USD	50,000	74,095	13 February 2019
TL	98,625	EUR	25,000	57,161	13 June 2019
TL	203,600	EUR	50,000	109,610	23 July 2019
TL	97,997	EUR	21,500	37,825	19 December 2019
TL	105,280	EUR	18,800	7,710	23 September 2021

Total held for trading derivative financial assets				709,617

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
USD	47,304	EUR	39,835	1,005	02 January 2018
TL	69,680	USD	20,000	6,554	27 August 2018
TL	81,480	EUR	20,000	9,965	14 December 2018
TL	95,550	USD	25,000	72	24 January 2019
TL	67,410	USD	18,000	1,498	28 January 2019
TL	98,625	EUR	25,000	17,354	13 June 2019
TL	52,164	USD	14,620	4,465	16 July 2019
TL	69,744	USD	19,780	6,996	22 July 2019
TL	203,600	EUR	50,000	27,198	23 July 2019
TL	435,000	USD	150,000	142,085	16 September 2020
TL	386,500	USD	100,000	(4,645)	16 September 2020
TL	293,500	USD	100,000	90,071	16 September 2020
TL	242,873	USD	70,500	33,535	16 September 2020
TL	194,000	USD	50,000	(2,951)	16 September 2020
TL	1,650,000	EUR	500,000	627,385	25 October 2025
TL	275,850	EUR	60,000	1,078	22 April 2026

Total derivative financial assets				961,665

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

At 31 December 2017, total derivative financial assets of TL 981,396 also include net accrued interest income of TL 19,731.

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
TL	470,232	USD	122,680	(2,465)	2 January 2018
TL	180,023	USD	47,250	(545)	2 January 2018
TL	141,001	USD	36,786	(726)	3 January 2018
TL	219,162	USD	57,245	(1,043)	4 January 2018
TL	115,022	USD	30,150	(435)	5 January 2018
TL	17,204	USD	4,500	(284)	10 January 2018
TL	15,916	EUR	3,500	(157)	10 January 2018
TL	91,556	EUR	20,140	(620)	22 January 2018
TL	137,834	EUR	30,400	(601)	05 February 2018
TL	82,013	EUR	17,860	(1,413)	19 February 2018
TL	1,143	EUR	250	(25)	5 Mart 2018
TL	97,997	EUR	21,500	(2,154)	19 December 2019
TL	269,451	USD	70,500	(5,010)	22 December 2020

Total derivative financial liabilities				(15,478)

Currency forward contracts at 31 December 2017
Buy
Currency		Notional amount		Fair value	Maturity
USD		50,000		(2,246)	30 January 2018

Total derivative financial liabilities				(2,246)

At 31 December 2017, total derivative financial liabilities of TL 110,108 also include net accrued interest expense of TL 92,384.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2018	31 December 2017	Fair Value hierarchy	Valuation Techniques
a)Participating cross currency swap contracts (*)	653,142	950,862	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	(24,199)	950,862
-Derivatives used for hedging	677,341	—
b)FX swap contracts	656,302	(4,675)	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	602,719	(4,675)
-Derivatives used for hedging	53,583	—
c)Currency forward contracts	—	(2,246)	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	—	(2,246)

(*)

TL 118,647 accrual of net interest expense has been reflected to consolidated financial statements as at 31 December 2018 (31 December 2017: TL 72,653). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 123,995 lower as at 31 December 2018 (31 December 2017: TL 129,870).

There were no transfers between fair value hierarchy levels during the year.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2018 and 2017 on a hedge accounting basis:

Fair values
Participating cross currency swap contracts	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness
EUR Contracts	500,000	23 October 2025	208,462	627,385	Level 3	1:1	359,400	(359,400)
EUR Contracts	60,000	22 April 2026	64,670	1,078	Level 3	1:1	43,128	(43,128)
								—
USD Contracts	400,000	16 September 2020	394,975	224,560	Level 3	1:1	179,388	(179,388)
USD Contracts	20,000	10 April 2026	9,234	—	Level 3	1:1	13,519	(13,519)

Fair values
Cross currency swap contracts	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness
CNY Contracts	202,600	22 April 2026	53,583	—	Level 2	1:1	15,600	(15,600)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

Movements in the participating cross currency swap contracts for the years ended 31 December 2018 and 31 December 2017 are stated below:

	31 December 2018	31 December 2017
Opening balance	950,862	382,054
Cash flow effect	(612,466)	—
Total gain/loss:
Gains recognized in profit or loss	314,746	568,808

Closing balance	653,142	950,862

Net off / Offset

The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 153,540 as collateral to the Company (31 December 2018: TL 925,539) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 39,050 as collateral to the bank (31 December 2018: TL 235,393) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 690,146 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2018, If this transaction was not conducted, derivative financial instruments assets would have been TL 2,046,208 and current borrowings would have been TL 7,726,055.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, most with a maturity of more than one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Group designates the hedge ratio, between the amount of hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognised in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

•

the effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

•

the entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

•

the effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Cash flow sensitivity analysis for variable-rate instruments

A reasonably possible change of 100 basis points in interest rates and 10 % change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2018
Participating cross currency swap contracts	937,845	9,455	(360,596)	(259,066)
Cross currency swap contracts	31,584	320	1,452	4,765

Cash Flow sensitivity (net)	969,429	9,775	(359,144)	(254,301)

Cash flow hedges

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

	2018
	Hedging Reserve	Cost of Hedging Reserve
Balance at 1 January 2018	—	—
Cash Flow Hedges
Changes in fair value:	683,706	(448,833)
Foreign currency risk	612,733	(448,833)
Interest rate risk	70,973	—
Amount reclassified into profit or loss:	(664,550)	101,231
Foreign currency risk	(611,035)	101,231
Interest rate risk	(53,515)	—
Tax on movements during the year:	(4,214)	76,472

Balance at 31 December 2018	14,942	(271,130)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2018	2017
Trade receivables	19	2,620,991	3,004,206
Contract assets		715,441	—
Receivables from financial services	20	4,170,929	4,248,120
Cash and cash equivalents*	24	7,419,095	4,712,141
Participating cross currency swap and FX swap contracts	32	1,356,062	981,396
Other current assets**	22	287,469	316,042
Held to maturity investments		—	11,992
Financial asset at fair value through profit or loss		9,409	—
Financial asset at fair value through other comprehensive income		42,454	—
Due from related parties	37	13,533	5,299

		16,635,383	13,279,196

*	Cash in hand is excluded from cash and cash equivalents.
**

Prepaid expenses, receivable from personnel, receivable from the Ministry of Transport and Infrastructure of Turkey, other and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

Other Assets at 31 December 2018(*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days -3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	8,656,954	214,351	80,762	57,761	43,038	25,543	755,982	272,547	319,298	10,426,236
Loss Allowance	24,864	4,567	5,238	4,900	6,368	6,028	214,893	182,431	281,522	730,811

(*)	Other Assets includes trade receivables, subscriber receivables, other assets, cash and cash equivalent and due from related parties.

Contract Assets at 31 December 2018	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total

Gross Carrying Amount	715,441	—	—	—	—	—	—	—	—	715,441
Loss Allowance	7,370	—	—	—	—	—	—	—	—	7,370

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk (continued)

Credit quality:

Other Assets as at 1 January 2018(*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	6,021,990	194,517	81,804	35,799	52,851	20,493	823,359	208,127	141,717	7,580,657
Loss Allowance	24,936	6,136	5,662	4,279	9,766	7,076	323,124	158,198	122,751	661,928

(*)	Other Assets includes trade receivables, subscriber receivables and other assets.

Contract Assets as at 1 January 2018	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	514,223	—	—	—	—	—	—	—	—	514,223
Loss Allowance	5,128	—	—	—	—	—	—	—	—	5,128

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses

Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there objective evidence that an impairment has been incurred but not yet is been identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	significant financial difficulties of the customer

•	probability that the customer will enter bankruptcy or financial reorganisation, and

•	default or delinquency in payments

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Impairment losses are recognized in profit or loss within net impairment losses on financial and contract assets (Note 10). Subsequent recoveries of amounts previously written off are credited against Net impairment losses on financial and contract assets (Note 10).

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	31 December 2018 Contract Asset	31 December 2018 Other Asset**
Opening balance	—	705,440
IFRS 9 effect	5,128	(43,512)
Provision for impairment recognized during the year	2,242	416,557
Amounts collected	—	(166,641)
Unused amount reversed (*)	—	(73,023)
Receivables written off during the year as uncollectible	—	(118,553)
Exchange differences	—	10,540
Disposal of subsidiaries	—	3

Closing balance	7,370	730,811

	31 December 2017 Contract Asset	31 December 2017 Other Asset**
Opening balance	—	964,311
Provision for impairment recognized during the year	—	180,948
Amounts collected	—	(224,460)
Unused amount reversed (*)	—	(79,958)
Receivables written off during the year as uncollectible	—	(138,529)
Exchange differences	—	3,128

Closing balance	—	705,440

(*)

The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016, Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

(**)	Other Assets includes trade receivables, subscriber receivables and other assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2018	31 December 2017
Opening balance	72,992	10,170
IFRS 9 effect	52,951	—
Provision for impairment recognized during the year	190,509	117,293
Amounts collected	(96,278)	(37,503)
Unused amount reversed (*)	(19,901)	(16,968)

Closing balance	200,273	72,992

(*)

The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

•	all non-derivative financial liabilities, and

•	gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2018								31 December 2017
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	4,180	(4,712)	(1,272)	(1,209)	(2,231)	—	—	4,390	(5,011)	—	(1,117)	(2,045)	(1,849)	—
Unsecured bank loans	13,526,847	(14,353,989)	(4,354,548)	(2,065,424)	(3,587,398)	(2,503,531)	(1,843,088)	10,533,518	(11,094,697)	(3,275,230)	(955,637)	(2,575,807)	(3,035,914)	(1,252,109)
Finance lease liabilities	—	—	—	—	—	—	—	122,720	(133,570)	(18)	(17,429)	(16,789)	(38,933)	(60,401)
Debt securities issued	5,210,562	(7,733,943)	(228,838)	(149,564)	(299,128)	(897,385)	(6,159,028)	1,875,521	(2,753,486)	(54,221)	(54,221)	(108,442)	(325,326)	(2,211,276)
Lease liabilities	1,413,956	(2,497,426)	(372,682)	(273,273)	(410,826)	(666,760)	(773,885)	—	—	—	—	—	—	—
Trade and other payables*	2,372,512	(2,440,300)	(2,440,300)	—	—	—	—	2,527,152	(2,548,365)	(2,548,365)	—	—	—	—
Due to related parties	45,331	(45,331)	(45,331)	—	—	—	—	6,980	(6,980)	(6,980)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 35)	358,304	(526,090)	—	—	—	(526,090)	—	323,691	(377,190)	—	—	—	(377,190)	—
Derivative financial liabilities Participating Cross Currency Swap and FX swap contracts	165,265	97,761	55,377	—	12,960	14,522	14,902	107,862	23,428	18,982	—	4,446	—	—
Buy		3,444,271	2,519,383	—	193,800	249,288	481,800		1,838,554	1,471,106	—	367,448	—	—
Sell		(3,346,510)	(2,464,006)	—	(180,840)	(234,766)	(466,898)		(1,815,126)	(1,452,124)	—	(363,002)	—	—
Currency forward contracts	—	—	—	—	—	—	—	2,246	(2,246)	(2,246)	—	—	—	—
Buy									190,185	190,185	—	—	—	—
Sell									(192,431)	(192,431)	—	—	—	—

TOTAL	23,096,957	(27,504,030)	(7,387,594)	(2,489,470)	(4,286,623)	(4,579,244)	(8,761,099)	15,504,080	(16,898,117)	(5,868,078)	(1,028,404)	(2,698,637)	(3,779,212)	(3,523,786)

*	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	—
Financial asset at fair value through other comprehensive income	—	7,043	—
Due from related parties-current	1,965	223	—
Trade receivables and contract assets	15,786	52,140	—
Other current assets	70,710	18,977	—
Cash and cash equivalents	786,322	384,800	—

	875,005	463,194	—
Foreign currency denominated liabilities
Loans and borrowings-non current	(481,438)	(748,142)	(224,519)
Debt securities issued-non- current	(921,102)	—	—
Lease obligations-non-current	(4,719)	(24,068)	—
Other non-current liabilities	(68,107)	—	—
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	—	—
Rent lease obligations-current	(2,951)	(8,223)	—
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	—

	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,082,036	811,167	202,600

Net exposure	(201,717)	(62,665)	(121,716)

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties-current	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697

	751,289	333,117

Foreign currency denominated liabilities
Loans and borrowings-non current	(557,180)	(960,629)
Debt securities issued-non- current	(469,387)	—
Other non-current liabilities	(85,816)	—
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	—
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)

	(1,676,261)	(1,276,292)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	—

Net exposure	62,039	(194,525)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH, BYN against the following currencies at 31 December 2018 and 31 December 2017 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(106,121)	106,121	—	—
2- Hedged portion of USD risk (-)	—	—	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	—	—

5- Hedged portion of EUR risk (-)	—	—	(23,613)	23,613

6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)

Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

Sensitivity analysis
31 December 2017
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	23,400	(23,400)	—	—
2- Hedged portion of USD risk (-)	—	—	—	—

3- USD net effect (1+2)	23,400	(23,400)	—	—

4- EUR net asset/liability	(87,838)	87,838	—	—
5- Hedged portion of EUR risk (-)	—	—	—	—

6- EUR net effect (4+5)	(87,838)	87,838	—	—

7- Other foreign currency net asset/liability (RMB)	—	—	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	—	—
9- Other foreign currency net effect (7+8)	—	—	—	—

Total (3+6+9)	(64,438)	64,438	—	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Interest rate risk

As at 31 December 2018 and 2017 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2018		31 December 2017
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Variable rate instruments	28
USD floating rate loans		4.3%	(4,589,157)	3.2%	(2,880,615)
EUR floating rate loans		2.1%	(6,975,890)	2.1%	(5,511,579)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2018 and 2017:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2018
Variable rate instruments (financial liability)	(234,196)	234,196	—	—

Cash flow sensitivity (net)	(234,196)	234,196	—	—

31 December 2017
Variable rate instruments (financial liability)	(83,922)	83,922	—	—

Cash flow sensitivity (net)	(83,922)	83,922	—	—

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

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration,

	Fair value at			Inputs
	31 December 2018	31 December 2017	Unobservable Inputs	31 December 2018	31 December 2017	Relationship of unobservable inputs to fair value
Contingent consideration	358,304	323,691	Risk-adjusted discount rate	9,5%	4,8%	A change in the discount rate by 100 bps would increase/decrease FV by TL (13,582) and TL 14,250 respectively,
			Expected settlement date	first quarter of 2023	first quarter of 2021	If expected settlement date changes by 1 year FV would increase/decrease by TL (31,047) and TL 33,896 respectively,

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2018 and 31 December 2017 are stated below:

	2018	2017
Opening balance	323,691	295,062
Gains recognized in profit or loss	34,613	28,629

Closing balance	358,304	323,691

Financial assets:

Carrying values of significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

Fair values of financial liabilities are assumed to approximate their carrying values due to their short term nature and floating interest rates.

As at 31 December 2018, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 28), is TL 2,380,855 (31 December 2017:2,063,972).

As at 31 December 2018, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 28), is TL 2,329,011 (31 December 2017:None).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Guarantees and purchase obligations

At 31 December 2018, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,353,789 (31 December 2017:TL 592,956). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,530,374 at 31 December 2018 (31 December 2017: TL 4,926,916).

At 31 December 2018, there is no commitments regarding lifecell’s 3G (31 December 2017:UAH 217,793).

37.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of USD 500,000.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009, According to the agreement, Turkcell has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License

The 4,5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4,5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029, According to the License, Turkcell started to provide 4.5G services on 1 April 2016.

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2018. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 646 out of a total of 22,552 settlements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

lifecell:

lifecell owns eleven activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2018, lifecell owned 29 frequency use licenses for IMT (LTE-2600, LTE-1800, IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800. Wi-fi and microwave Radiorelay and Broadband Radio Access, which are regional and national. Licenses for IMT (LTE-2600, LTE-1800) and GSM-1800 were issued on 4G tenders, held in Q1’2018. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, twenty one permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

Our affiliate, Inteltek Internet Teknoloji Yatırım ve Danılşmanlık Ticaret A.Ş. (“Inteltek”), on which the Company holds 55% of its shares, has been incorporated in order to establish and operate central system for games of chance through multi-access electronic platforms. Until 1 March 2009, İnteltek operated games of chance basing on the agreement executed with Spor Toto Directorate (“Spor Toto”) dated 29 August 2008. Inteltek gave the best offer at the new tender which allowed private companies to organize games of chance and signed a new contract with Spor Toto, for a term of ten years. Under this agreement, the commission rate was 1.4% and the targeted payout was 50% of the turnover balance including VAT. As at 31 December 2018, Inteltek has a letter of guarantee of TL 159,572 (31 December 2017: TL 159,752) provided to Spor Toto.

As the term of the agreement executed between Spor Toto and İnteltek dated 29 August 2008 has been expired on 29 August 2018 and the new tender has not been concluded yet, an agreement of “procurement through bargaining” has been signed between İnteltek and Spor-Toto being effective from 29 August 2018 and for a term of up to 1 year as per to the article 26 of the Law on the Transfer of Rights to Organize Fixed Odds and Paramutual Betting Games Based on Sports Competitions to Private Legal Entities numbered 5738. The agreement of “procurement through bargaining” is a follow-up of the agreement which currently exists and the terms and conditions of this agreement are generally same with the agreement which has been expired as of 29 August 2018.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at 31 December 2018, Inteltek has provided a letter of guarantee of TL 25,000 (31 December 2017: TL 25,000) provided to Spor Toto for mobile agency agreement.

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

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom (continued):

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

37.1	Dispute on Treasury Share Amounts

The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury share and contribution to the authority expenses payments in the past, the Company objected to these claims.

The Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing for relevant years’ legal payment amounts from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law the Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.

Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The total payment including interest on installments is TL 436,300 and the payments have been made in 6 equal installments in 2018.

No liabilities remain in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: TL 417,668).

37.2	Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax, while the cases are pending before the court of appeal. Tax Office rejected the application for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The case is pending as well as the cases regarding the cancellation of the SCT assessment for the year 2011.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.2	Disputes on Special Communication Tax and Value Added Tax

b)	Disputes on SCT for the years 2013 and 2014 and effects of Law No. 7143

Tax assessments for prepaid card sales for 2013 and 2014 have been completed. The Company has been notified of the tax audit reports prepared at the end of the said investigations. The Company management has decided to benefit from Law No. 7143, which provides advantageous payment and discount provisions, regarding the criticized issues in the tax audit reports and TL 39,362 has been paid (31 December 2017: TL 24,175).

c)	Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016. As of 31 December 2018, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

37.3	Tax Base Increase due to Law Serial No. 7143

The Company Management decided to apply for VAT and corporate tax base increase mechanism for 2017 due to Law Serial No. 7143 and TL 35,443 payment has been made on 1 October 2018. No liabilities remain in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

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

The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 37.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law the Company submitted waiver petition or accepted the cases related to the restructured amounts. The Courts granted decisions in line with the petitions submitted by the Company.

The total amount, including principal and interest, calculated within the scope of clause 2 is TL 158,340. The total payment including interest on instalments is TL 166,257 and the payments have been made in 6 equal instalments in 2018.

No liabilities have been remained in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: TL 157,446).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.5	Disputes regarding the Law on the Protection of Competition

On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

As a result of the abovementioned investigation, Competition Board concluded that the Company did not determine retail prices and there was no need to impose an administrative fines on this issue. After the lawsuit filed by a third party, this part of Competition Board’s judgement was reversed by the Council of State and Competition Board launched a new process. Consequently, the Board decided on January 2019 that the Company determined the retail prices of units and to apply administrative fine amounting to TL 91,942 on the Company. After the receiving of the reasoned decision, the Company will take legal action.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

37.6	Ministry of Trade Administrative Fine

Ministry of Trade prepared a report upon the investigation initiated against the Company on subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for the stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based to the aforementioned report of the Ministry, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. Furthermore, the Company demanded the Court to recourse to the Constitutional Court for the cancellation of the related part of the 19th paragraph of the article 77 of the Law on the Protection of Consumers numbered 6502.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.7	Other ongoing lawsuits and tax investigations

Within consolidated financial statements prepared as of 31 December 2018, obligations which are related to following ongoing disputes have been evaluated.

Subject	31 December 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	31 December 2018 Provision	31 December 2017 Provision
Disputes related with ICTA	13,367	13,367	—	—

The Company is under tax investigation with respect to application of the Turkish Special Communication Tax to prepaid TL/card sales made via its sales channels for the years 2015, 2016 and 2017. Investigation has been started on December 2018.

In addition following tax and treasury share investigations have started in the Company: (i) for FY 2017 with regard to SCT, (ii) FY 2018 with regard to SCT, Corporate Income Tax and Value Added Tax, (iii) treasury share investigation with regard to 2018 October-December period.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2018 and 2017.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 December 2018	31 December 2017	31 December 2016
Short-term benefits (*)	92,341	74,696	50,001
Termination benefits	121	604	10,064
Long-term benefits	755	548	479

	93,217	75,848	60,544

(*)	Includes share-based payment,

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

Due from related parties	31 December 2018	31 December 2017
Vimpelcom OJSC (“Vimpelcom”)	9,138	—
Telia Sonera International Carrier AB (“Telia”)	1,741	1,256
Kyivstar GSM JSC (“Kyivstar”)	210	1,061
GSM Kazakhstan Ltd (“Kazakcell”)	2	830
Azercell Telekom MMC (“Azercell”)	—	364
Other	2,442	1,788

	13,533	5,299

There is no net of allowance for doubtful receivables of due from related parties at 31 December 2018 (31 December 2017: TL 227).

Due from Telia, Vimpelcom, Azercell and Kyivstar resulted from telecommunications services.

Due from Kazakcell, mainly resulted from software services and telecommunications services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Due to related parties	31 December 2018	31 December 2017
Turkcell Vakfı	39,544	—
Kyivstar GSM JSC (“Kyivstar”)	3,591	2,346
Wind Telecomunicazioni S,P,A,	886	1,738
Teliasonera International Carrier Switzerland Ag	523	—
Vimpelcom (Bvı) Ltd,	3	1,552
Geocell LLC (“Geocell”)	2	447
Other	782	897

	45,331	6,980

Due to Kyivstar, Geocell, Wind Telecomunicazioni S,P,A, and Vimpelcom (Bvı) Ltd, mainly resulted from telecommunications services received.

The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 35.

The following transactions occurred with related parties:

Revenue from related parties	2018	2017	2016
Sales to Kyivstar
Telecommunications services	52,946	30,875	30,964
Sales to Telia
Telecommunications services	7,941	10,020	15,761
Sales to Vimpelcom
Telecommunications services	5,418	7,230	20,775
Sales to Azercell(****)
Telecommunication services	256	1,583	2,585
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	—	—	3,422
Sales to Millenicom (**)
Telecommunication services	—	—	997
Sales to other related parties	7,920	11,324	14,922

	74,481	61,032	89,426

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Related party expenses	2018	2017	2016
Charges from Kyivstar
Telecommunications services	77,174	49,178	47,595
Charges from Turkcell Vakfı
Donation	44,247	—	—
Charges from Telia
Telecommunications services	6,047	3,120	2,499
Charges from Wind Telecomunicazioni
Telecommunications services	4,812	—	—
Charges from Vimpelcom
Telecommunications services	2,751	10,853	2,721
Charges from Azercell (****)
Telecommunications services	79	734	1,361
Charges from Hobim (***)
Invoicing and archiving services	—	16,993	31,832
Charges from Krea
Digital television broadcasting services	—	—	5,975
Charges from other related parties	9,799	17,001	11,659

	144,909	97,879	103,642

(*)	Transactions with Krea include transactions until 26 August 2016,
(**)	Transactions with Millenicom include transactions until 21 January 2016,
(***)	Transactions with Hobim include transactions until 20 June 2017,
(****)	Transactions with Azercell include transactions until 5 March 2018,

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group, The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents, Prices of the agreements are determined through alternative proposals’ evaluation.

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

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Transactions with Krea:

Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea, Share transfer has finalized as at 26 August 2016.

Krea, a direct-to-home digital television service company under the Digiturk brand name.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name, Every year, as in every other media channel, standard ad spaces are purchased on a spot basis, Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

Transactions with Turkcell Vakfı:

On 11 October 2018, Turkcell Vakfı, was incorporated for rendering social responsibility and donation transaction.

Transactions with Wind:

Wind, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 31 December 2018 and 31 December 2017 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	31 December 2018 (%)	31 December 2017 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Financell(5)	Netherlands	Financing business	—	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ (1)	Turkey	Interest free consumer financing services	100	—
Turkcell Sigorta(3)	Turkey	Insurance agency activities	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek (6)	Azerbaijan	Information and Entertainment Services	—	28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries (continued)

			Effective Ownership Interest
Associates Name	Country of Incorporation	Business	31 December 2018 (%)	31 December 2017 (%)
Fintur	Netherlands	Telecommunications investments	41	41
Türkiye’nin Otomobili (2)	Turkey	Electric passenger car development, production and trading activities	19	—

			Effective Ownership Interest
Joint Venture Name	Country of Incorporation	Business	31 December 2018 (%)	31 December 2017 (%)
Sofra (4)	Turkey	Meal coupons and cards	33	—

(1)

On 16 February 2018, Turkcell Ozel Finansman A,S, which will grant loans within the framework of Islamic financing principles for purchases of goods and services, was incorporated under the laws of Republic of Turkey.

(2)

On 28 June 2018, Türkiye’nin Otomobili, which will develop and produce mainly electric passenger car and to carry out trading activities, was incorporated and accounted under investments in equity accounted investees in the consolidated financial statements as at 31 December 2018.

(3)	On 25 June 2018, Turkcell Sigorta Aracılık Hizmetleri A,S,, which will engage in insurance agency activities, was incorporated.
(4)

On 30 July 2018, Sofra, which will provide services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key, was incorporated and accounted under investments in equity accounted investees in the consolidated financial statements as at 31 December 2018, Turkcell Ödeme ve Elektronik Para Hizmetleri A,Ş, BELBİM Elektronik Para ve Ödeme Hizmetleri A,Ş, and Posta ve Telgraf Teşkilatı A,Ş, (“PTT”) holds equal shareholding ratios of Sofra.

(5)

The liquidation process of Financell B.V., which is a wholly owned subsidiary of the Company incorporated in the Netherlands and which is non-operational since December 2015, has been completed as of 14 August 2018.

(6)

The Group has transferred its total shareholding in Azerinteltek controlled by Inteltek to one of other shareholder of Azerinteltek, Baltech Investment LLC (“Baltech”), for a total consideration of EUR 19,530. The share purchase agreement was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019. The Due to the divestment of holding in Azerinteltek, the Group has recognized gain on sale of subsidiary amounting to TL 110,308 for the year ended 31 December 2018.

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non- controlling interests
		31 December 2018	31 December 2017	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Inteltek	Turkey	45,00%	45,00%	105,112	35,924	131,506	46,072
Individually immaterial subsidiaries with non –controlling interest				51,158	22,706	304	9,855

				156,270	58,630	131,810	55,927

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries (continued)

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek

	31 December 2018	31 December 2017
Current assets	403,427	223,119
Non-current assets	9,043	9,290
Current liabilities	115,080	125,286
Non-current liabilities	5,154	4,742
Equity attributable to owners	292,236	102,381
	2018	2017

Revenue	208,239	184,025
(Expenses) / Income (net)	(93,133)	(104,194)
Gain on Sale of Investments	118,476	—

Profit for the year	233,582	79,831

Other comprehensive income/(loss) for the year	179	172
Dividend paid to non-controlling interests	31,283	(46,582)
Net cash inflow from operating activities	31,380	73,575
Net cash inflow from investing activities	158,946	19,930
Net cash outflow from financing activities	(69,518)	(75,113)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	56,949	8,574

Net cash inflow	177,757	26,966

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended 31 December 2018

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Cash flow information

Net debt reconciliation:

	Debt securities issued	Loans	Financial Leasings	Total
Balance at 1 January 2017	1,922,656	7,810,392	48,114	9,781,162
Cash inflows	209,808	24,030,222	72,421	24,312,451
Cash outflows	(503,391)	(22,768,911)	(1,068)	(23,273,370)
Other non-cash movements	246,448	1,466,205	3,253	1,715,906

Balance at 31 December 2017	1,875,521	10,537,908	122,720	12,536,149

Cash and cash equivalents				4,712,333

Net debt				(7,823,816)

	Debt securities issued	Loans	Lease liabilities	Total
Balance at 1 January 2018	1,875,521	10,537,908	122,720	12,536,149
Increase in rent lease obligations (IFRS 16)	—	—	1,036,380	1,036,380
Cash inflows	2,188,313	43,728,604	—	45,916,917
Cash outflows	(432,140)	(44,339,377)	(1,180,831)	(45,952,348)
Other non-cash movements	1,578,868	3,603,892	1,435,687	6,618,447

Balance at 31 December 2018	5,210,562	13,531,027	1,413,956	20,155,545

Cash and cash equivalents				7,419,239

Net debt				(12,736,306)

41.	Subsequent events

On 2 January, the Company purchased 827,750 of its shares on-market with prices ranging from full TL 11.89 to full TL 12.24 and total cost was TL 9,997. The buy-back was approved by the Board of Directors on 27 July 2016 and 30 January 2017.

Our 55% owned subsidiary İnteltek İnternet Teknoloji Yatĺrĺm ve Danĺşmanlĺk Ticaret A.Ş. (“İnteltek”) has been notified that the “Tender on Fixed Odds and Pari-Mutuel Betting Games Based on Sports Competitions Shall Be Made by Spor Toto Directorate through Private Legal Entities” is concluded. The tender was awarded to the other bidder. The respective revenues comprise 1% of our consolidated revenues while 2019 contribution is expected to be lower considering our ongoing contract and the transfer process.

İnteltek, which has been operating İddaa game since 2004, has been one of the greatest supporters of the sports since its establishment, and contributed significantly to the development of the sports industry. With respect to the tender process, our rights stemming from the law will be exercised by Inteltek within the respective time frame. Inteltek, under its “procurement agreement through bargaining” will continue its activities together with its activities in digital gaming sector.