Form 20-F
period 2019-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2020-04-02
CIK 1071321

As filed with the Securities and Exchange Commission on April 1, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Securities registered pursuant to Section 12(b) ofthe Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares Nominal Value TRY 1.000*	TKC	New York Stock Exchange New York Stock Exchange

*	Not for trading on the NYSE, but only in connection with the registration of ADSs representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission

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

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

INTRODUCTION

This is the 2019 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding total market size in Turkey are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population.

References to the Information and Communication Technologies Authority or the ICTA include its predecessor entity, the Telecommunications Authority.

We have not independently verified the information in industry publications or market research, although management believes the information contained therein to be reliable. We do not represent that this information is accurate.

The methodology for calculating performance measures such as subscriber numbers, average revenue per user (“ARPU”) and churn rates varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that would probably result from the use of a single methodology. In addition, subscriber numbers in the mobile communications sector may be difficult to calculate as a result of individuals having more than one SIM card, or SIM cards being removed due to periods of inactivity. The differing methodologies for calculating these performance indicators make it difficult to draw comparisons between these figures for, and to determine the relative market share of, different mobile operators.

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

•

instability in the political environment and/or downturn in the economy, as well as volatile international markets in Turkey and/or internationally, in particular as a result of the ongoing COVID-19 global outbreak;

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

•

risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers, as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete;

•

various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G license and alleged health risks and zoning limitations related to our base transceiver stations;

•	our dependence on certain suppliers for network equipment and the provision of data services as well as distributors;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	legal actions and claims to which we are a party;

•	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;

•	our ability to retain key personnel, our partners and their employees; and

•	volatility in the market price of our ADSs.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2019 and 2018 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2019 (“Annual Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective from the fourth quarter of 2015, our financial statements have been presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We no longer present financial statements in USD. This change has allowed us to align our Turkish and US reporting.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited consolidated statement of financial position as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of profit or loss, financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2019, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2019 and as of the respective years.

	2019	2018	2017	2016	2015
	(TRY millions, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB Consolidated Statement of Profit or Loss Data
Total revenue(1)	25,137.1	21,292.5	17,632.1	14,285.6	12,769.4
Cost of revenue(2)	(17,083.5)	(14,146.0)	(11,350.2)	(9,236.6)	(7,769.5)
Gross profit	8,053.7	7,146.5	6,281.9	5,049.0	4,999.9
Other income	140.7	241.4	74.4	78.6	44.5
Administrative expenses	(779.8)	(673.4)	(645.2)	(721.8)	(625.3)
Selling and marketing expenses	(1,555.2)	(1,626.7)	(2,005.4)	(1,910.9)	(1,901.9)
Net impairment losses on financial and contract assets	(338.9)	(346.4)	—	—	—
Other expenses	(487.3)	(381.5)	(773.3)	(312.8)	(270.4)
Operating profit	5,033.3	4,359.9	2,932.4	2,181.9	2,246.8
Finance income	297.5	1,677.1	597.2	618.3	455.5
Finance costs	(2,025.1)	(3,364.1)	(920.1)	(791.1)	(499.0)
Net finance costs(3)	(1,727.7)	(1,687.0)	(322.9)	(172.8)	(43.4)
Share of loss of equity accounted investees(4)	(15.7)	(0.1)	—	—	—
Profit before income tax	3,289.9	2,672.8	2,609.5	2,009.1	2,203.3
Income tax expense	(785.6)	(495.5)	(571.8)	(423.2)	(667.1)
Profit from continuing operations	2,504.3	2,177.3	2,037.8	1,586.0	1,536.2
Gain/(loss) from discontinued operations(4)	772.4	—	—	(42.2)	367.3
Profit for the year	3,276.7	2,177.3	2,037.8	1,543.8	1,903.6
Attributable to:
Owners of the Company	3,246.5	2,021.1	1,979.1	1,492.1	2,067.7
Non-controlling interests	30.2	156.3	58.6	51.7	(164.1)
Profit for the year	3,276.7	2,177.3	2,037.8	1,543.8	1,903.6
Basic and diluted earnings per share – from continuing operations(5)	1.14	0.93	0.90	0.68	0.94
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	10,238.7	7,419.2	4,712.3	6,052.4	2,918.8
Total assets	45,715.0	42,765.3	33,982.5	31,600.2	26,207.3
Long-term debt(6)	12,677.4	13,119.6	8,258.0	6,935.1	3,487.8
Total debt(7)	20,305.7	20,155.5	12,536.1	9,781.2	4,214.2
Total liabilities	27,632.0	26,711.7	18,937.4	15,531.8	11,788.4
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity	18,082.9	16,053.6	15,045.1	16,068.4	14,418.9
Weighted average number of shares(8)	2,183,922,483	2,184,750,233	2,193,184,437	2,193,184,437	2,200,000,000

	2019	2018	2017	2016	2015
	(TRY millions, except share data and certain other data)
Consolidated Cash Flows Data(9)
Net cash inflow from operating activities	9,026.6	5,829.9	3,101.3	607.1	1,901.3
Net cash (outflow) from investing activities	(3,027.3)	(4,535.6)	(3,304.6)	(2,976.7)	(3,563.0)
Net cash (outflow)/ inflow from financing activities	(3,478.0)	(534.4)	(1,566.7)	4,839.0	(4,887.4)
Other Financial Data
Dividends declared or proposed(10)(11)	—	1,010.0	1,900.0	3,000.0	—
Dividends per share (declared or proposed)(11)	—	0.46	0.86	1.36	—
Gross margin(12)	32%	34%	36%	35%	39%
Adjusted EBITDA(13)	10,426.4	8,788.0	6,228.3	4,619.5	4,140.5
Capital expenditures(14)	7,224.7	7,643.0	4,087.4	3,494.4	8,536.2

(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenues from financial services, call center revenues, and revenue and commission fees on betting business (Note 5).
(2)

Total cost of revenue includes depreciation and amortization charges, cost of goods sold, payments for our treasury share (the amount paid to the government under our license) and universal service fund, interconnection and termination fees, employee benefit expenses for technical personnel, frequency expenses, radio costs, transmission fees, cost of revenue from financial services, roaming charges, and billing and archiving costs (Note 10).

(3)

As at December 31, 2019, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss. The Company has presented financials as of December 31, 2018, 2017, 2016 and 2015 accordingly for which the amount is TRY 255.0 million, TRY 221.2 million, TRY343.3 million and TRY 300.5 million, respectively.

(4)

As of October 1, 2016, Fintur was classified as held for sale and reported as discontinued operations, and on December 12, 2018 the Group signed the definitive agreement to transfer its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer was completed on April 2, 2019 for a final value of TRY 2,229.6 million (EUR 352.9 million) (Note 16). Gain on sale of the associate amounting to TRY 772.4 million has been recognized under gain from discontinued operations.

(5)	2019, 2018, 2017, 2016 and 2015 EPSs are computed over the “Weighted average number of shares”.
(6)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(7)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(8)

In 2019, we purchased 827,750 shares at a price range of TRY 11.89 to TRY 12.24; in 2018, we purchased 8,434,204 shares at a price range of TRY 10.01 to TRY 12.33, and in 2016 we purchased 6,815,563 shares at a price range of TRY 8.92 to TRY 9.99 as part of our share buyback decisions on July 27, 2016 and January 30, 2017. The transactions amount to TRY 9,998 thousand, TRY 94,620 thousand and TRY 65,606 thousand, respectively. Treasury shares are deducted from Equity (Notes 26 and 27).

(9)	The presentation of statement of cash flows for the year ended December 31, 2015 has been revised in 2016.
(10)

The dividend paid in 2017 was related to the years 2010 through 2016. TRY 1,900 million dividend paid in 2018 relating to the year 2017 was approved by the Annual General Assembly on March 29, 2018 and paid in three installments. The dividend paid amounting to TRY 1,010 million in 2019 relating to the year 2018 was approved by the Annual General Assembly on September 12, 2019, and paid in October 31, 2019. The Annual General Meeting for 2019 has not been called for as at April 1, 2020.

(11)

Dividends per share were computed over 2,200,000,000 shares. The dividends per share were TRY 1.36, TRY 0.86 and TRY 0.46 for the years ended 2016, 2017 and 2018 respectively (equivalent to $0.23, $0.15, and $0.08 respectively as of December 31, 2019).

(12)	Gross margin is calculated as gross profit divided by total revenues.
(13)

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expenses, monetary gain, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to net income is presented below.

(14)	Capital expenditure in 2018 and 2019 includes the impact of IFRS15 and IFRS16 adjustments amounting to TRY 3,000.5 million and TRY 2,441.5 million, respectively.

Non-IFRS measures

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expenses, monetary gain, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month in monitoring our financial performance. Net income is also considered by our management as an indicator of our overall business performance, which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance, or cash flow from operations as a measure of liquidity.

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

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS.

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it excludes the share of profit or loss of equity announced investees and discontinued operations;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it does not reflect other income and expense items which are generally beyond the scope of our ordinary operations;

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

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

	Year ended December 31,
	2019	2018	2017	2016	2015
	(Million TRY)
Profit for the year	3,276.7	2,177.3	2,037.8	1,543.8	1,903.6
Gain or (loss) from discontinued operations	772.4	—	—	(42.2)	367.3
Income tax expense	(785.6)	(495.5)	(571.8)	(423.2)	(667.1)
Consolidated profit before income tax	3,289.9	2,672.8	2,609.5	2,009.1	2,203.3
Share of loss of equity accounted investees	(15.7)	(0.1)	—	—	—
Depreciation and amortization	(5,046.6)	(4,288.0)	(2,597.0)	(2,203.3)	(1,667.8)
Other operating income/(expense), net	(346.6)	(140.1)	(698.9)	(234.2)	(225.9)
Net finance (costs)	(1,727.7)	(1,687.0)	(322.9)	(172.8)	(43.4)
Adjusted EBITDA	10,426.4	8,788 0	6,228.3	4,619.5	4,140.5

The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2019	2018	2017
Industry Data
Population of Turkey (in millions)(1)	83.2	82.0	80.8
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	20.4	18.8	18.5
Number of mobile M2M subscribers at end of period (in millions)	2.6	2.4	2.3
Number of mobile prepaid subscribers at end of period (in millions)(3)	12.4	14.9	15.6
Number of fiber subscribers at end of period (in thousands)	1,484.7	1,385.6	1,204.3
Number of ADSL subscribers at end of period (in thousands)	719.1	905.6	921.4
Number of IPTV subscribers at end of period (in thousands)	719.7	613.4	505.9
Total Turkcell Turkey subscribers at end of period (in millions)	35.7	36.7	36.7
Total Turkcell Group subscribers at the end of period (in millions)(4)	46.7	48.9	50.2
Mobile average monthly revenue per user (in TRY)(5)	39.8	33.9	29.8
Postpaid	56.4	48.2	43.0
Postpaid (excluding M2M)	64.1	54.9	48.5
Prepaid	18.3	16.9	14.9
Fixed Residential average monthly revenue per user (in TRY)(5)	64.5	55.7	53.6
Mobile average monthly minutes of use per subscriber(6)	415.3	359.5	347.1
Mobile Churn(7)	2.7%	2.1%	1.9%
Fixed Churn(8)	2.1%	1.8%	1.8%
Number of Turkcell employees at end of period	4,060	4,065	3,967
Number of employees of consolidated subsidiaries at end of period(9)	21,813	20,120	19,768

(1)	The population of Turkey for 2019, 2018 and 2017 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results, —VI. Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018—a. Revenues”.

(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, the Turkish Republic of Northern Cyprus and Germany.
(4)	Subscriber numbers include subscribers in Ukraine, Belarus, the Turkish Republic of Northern Cyprus and Germany.
(5)	We calculate average revenue per user using the weighted average number of our mobile or fixed subscribers, as relevant, in Turkey during the period.
(6)

Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.

(7)

Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See “Item 4.B. Business Overview—V. Churn” for information concerning subscriber disconnection policy, changes in the policy and change in presentation as of the third quarter of 2018 and as of 2019.

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

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

The majority of our revenue comes from our operations in Turkey. Competition in this market and regulatory actions, in particular those that limit our ability to respond effectively to competitive pressures, may adversely affect the growth of our business and our financial condition. If the competition we face intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition.

In our conventional Turkish telecommunications market, we currently face price competition on telecommunication services from two other operators, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom”). Turk Telekom’s majority shareholder, Oger Telecom, has defaulted on the bank loans it used to finance its stake in Turk Telekom. Accordingly, the ownership of Oger Telecom’s 55% stake was transferred to a special purpose company established by the creditor banks in late 2018. Its creditor banks have announced the launch of a sale process for their stake in September 2019. We cannot predict how this situation will be resolved or whether there will be changes in its strategy or ownership in the meantime. The outcome of this situation could have a significant impact on the competitive environment in which we operate.

A key element of our strategy is to offer digital services. As a result, we expect to find ourselves increasingly in competition with companies that specialize in the development of internet applications and services (namely “over-the-top”, or “OTT” services). The leading companies in these businesses have the advantage of operating in more lightly regulated environments and are generally global entities (WhatsApp,

YouTube, Spotify, etc.), while our Company is, as of today, primarily a Turkey-based telecom company with a smaller global footprint operating in a heavily regulated market. Most of these global players have entered the Turkish market, thereby creating a highly competitive environment in these businesses, which may negatively affect the growth of our digital services businesses. In addition, newer applications from less well-known developers are constantly being introduced and may disrupt areas of the digital services industry in which we seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had and are expected to continue to have an adverse impact on our revenues. Furthermore, other “traditional” operators in Turkey also offer such services that they have developed independently or in partnership with global OTTs as part of their offerings, thereby further increasing competition in the local market. Moreover, pirated digital content is provided by multiple online platforms in Turkey, some of which offer a large selection of high-quality content that is readily accessible online and through dedicated apps, which has significantly, and may continue to negatively, affect the demand for the digital content we offer, in particular our TV and music services, which has had and may continue to have an adverse impact on our revenues generated through these services. A further obstacle to our digital services growth is that certain apps offered by our competitors are already embedded in the phones of our customers, which increases their visibility and accessibility in comparison with the apps we offer. For example, the Apple Music app, which is a competitor of our fizy app, is embedded into iPhones and is thus significantly more accessible. Additionally, as a result of Huawei being placed on a US trade blacklist in 2019, resulting in Google removing the licensed version of its Android mobile operating system from future Huawei devices, the development of the mobile apps we offer will become more costly and time-consuming as these will have to be adapted for Huawei’s upcoming Harmony app ecosystem.

In our conventional telecommunications business, in the past, Turkey’s principal telecommunications regulator, the ICTA, has interfered with our ability to price our services and respond to competitive pressures. Regulatory actions, in large part from the ICTA, have been a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, such as interconnection rates which have been set asymmetrically and have facilitated increased competition. It is possible that the ICTA may also act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. Furthermore, sub-brand initiatives of the existing competitors, and new licenses and authorizations issued by the regulator such as fixed telephony service and mobile virtual network operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

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

In addition to growing our existing business, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities, principally in Turkey and in countries in which we are already present, in order to leverage our experience and technological base in mobile or fixed telecommunications and/or services. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements, branding and know-how support services, digital services cooperation and marketing partnerships. In accordance with our convergence strategy, the opportunities that we pursue in some markets, including Turkey, may include services that would be adjacent or complementary to services that we already offer in such markets.

Further, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business. Examples of opportunities that we are currently considering or investing in outside of our traditional telecommunications activities include the following:

•	As part of our strategic focus on growing our digital services business, we offer our digital services outside of Turkey to other operators through our subsidiary Lifecell Ventures Cooperatief U.A.

(“Lifecell Ventures”) based in the Netherlands, which offers Turkcell’s digital communications, entertainment and transactional applications. Lifecell Ventures’ business model is based on charging consultancy, brand and license fees in return for provision of digital service infrastructure and know-how to other operators. We cannot ensure the commercial success or profitability of this business, which depends on our and our partners’ ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through additional digital services cooperation agreements and similar agreements, we will face increasing reputational, regulative and commercial risks in those new markets, both directly and through our local partners.

•

We are one of the six founding partners with a 19% share of a company named Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“Turkiye’nin Otomobili”, or “TOGG” or “Turkey’s Car”), established in June 2018 to manufacture electric passenger cars in Turkey in the coming years. The initial capital agreed upon stands at EUR 500 million, to which all parties have committed to contribute as per the level of their individual stakes. As of March 20, 2020, we invested TRY 28.5 million as our share of the initial capital, and the total paid-in capital of TOGG stands at TRY 150 million. The company has launched the prototype electric car on December 27, 2019 and targets full production in 2022. Our Company aims to act as the technology partner in this new business in which we face new risks, namely financial, development and manufacturing process risks. We also face risks related to the shared control of TOGG, namely the risk of violating anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and European Union regulations as well as applicable economic sanctions and embargoes and other risks. For further information relating to the corruption and sanctions laws to which we are subject, see—“If we, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions, this could adversely affect our business and financial condition” below.

•

Our subsidiary Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. (“Turkcell Enerji”) has been engaged in electricity trading, wholesale and retail sales since 2017 through its electricity supply license from the Turkish Energy Market Regulatory Authority (“EMRA”). This business exposes us to various risks, including regulatory risk and the risk of trading electricity on commercially non-viable terms, the cost of electricity being significantly affected namely by exchange rates (imported resources such as natural gas and coal account for more than 40% of electricity production in Turkey), the available supply of natural gas and regulatory actions. Further, the profit margins in this business are currently lower than that of our telecommunications businesses. In addition, as the owned capacity in solar energy investments of Turkcell Enerji increases, this might bring in additional operational, financial, regulatory and other risks.

•

Our subsidiary Turkcell Odeme ve Elektronik Para Hizmetleri A.S. (“Turkcell Odeme” or “Paycell”) is one of the founding partners of Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”). Sofra is mainly involved in the provision of services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, as well as vehicle payments and smart keys. The financial success of this company cannot be assured, as its growth is largely dependent on its capacity to penetrate a highly competitive market which is largely controlled by a few key players. Additionally, all three Sofra stakeholders share equal rights, namely in terms of board nominations, and the unanimous consent of the shareholders is required in the context of general assemblies, thereby possibly slowing down the decision-making process and affecting our ability to execute business decisions and take other actions that we consider to be in the best interest of the company.

•

We have entered the smart device (smartphone, tablet, notebook) operational leasing business as an alternative to providing consumer finance loans for smart devices. This is currently offered to the corporate segment only. The commercial success of this business is largely dependent on our ability to successfully collect the operational leasing payments, as well as on our capacity to lease the devices, service the devices through third party partners during the term of the loan, and then sell the devices that have been previously leased and refurbished on commercially viable terms. In particular, we will face the risk that the Banking Regulation and Supervision Agency’s (“BRSA”) current regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones and smart devices might be applied or be deemed to apply to, the device leasing business, which could negatively affect demand and consequently the development of this business. This business will also lead to an increase in our inventory balance coupled with a higher capital expenditure requirement.

New investments may not achieve expected returns or returns that are in line with those of our core business in Turkey, which may result in high value erosion. In many of the markets and businesses in which we have invested, may invest or may increase our investment, it may take several years and significant expenditures to achieve desired profitability, if at all. As part of our strategy as a converged player offering multiple telecommunications services, we may consider acquiring fixed operators in certain of the markets in which we operate. Any such acquisition would increase our exposure to the risks associated with these countries and these types of businesses. If we become a minority shareholder in an investment, we might encounter difficulties in protecting our shareholder rights. In addition, if an asset in which we have invested does not provide the expected returns, we may consider disposal at a sale price that may be below carrying value or liquidation.

Any instability in the political environment and/or downturn in the economy, as well as volatile international markets, in particular as a result of the ongoing COVID-19 global outbreak, in Turkey and/or internationally may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy may be affected by global, regional and domestic economic and political developments. In particular the COVID-19 global outbreak has introduced additional uncertainty regarding the outlook for Turkey and for our business.

Turkey has, from time to time, experienced volatile political, economic and social conditions. Since 2002, the AKP (the Justice and Development Party) won governing majorities four times during a period in which Turkey’s economy generally enjoyed growth and stability. Turkey held its inaugural presidential election in 2014, based on the constitutional changes implemented following the constitutional referendum held in 2007. Recep Tayyip Erdogan, leader of the ruling AKP, won the election in the first round. On April 16, 2017, a majority of Turkish voters approved a referendum amending certain articles of the Turkish Constitution to expand the powers of the president to create an executive presidency. Turkey’s political stability has been affected by the coup attempt against the government in power in 2016. In June 2018, Turkey held its first dual parliamentary and presidential elections, and then-President Recep Tayyip Erdogan won in the first round and became the Executive President for the next five years.

In August 2018, the Turkish economy experienced currency volatility where the Turkish Lira depreciated sharply due to growing tensions between the US and Turkey over the detainment of US pastor Andrew Brunson, in addition to the tightening of the financial markets monetary policy expectations. During this period, the TRY experienced an important depreciation and inflation reached double digits. The Turkish economy experienced further volatility as a result of the U.S. Executive Order 13894 of October 14, 2019 “Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Syria” (“Executive Order”) following Turkey’s military operation in Syria and the Office of Foreign Assets Control (“OFAC”) adding some Turkish ministers and ministries to its Specially Designated Nationals List (“SDN List”). Although OFAC removed the sanctioned ministries and ministers from the SDN List on October 24, 2019, the Executive Order could potentially at any time be reactivated against Turkey. Also, sanctions stemming from the U.S. legislative branch, notably the Protect Against Conflict by Turkey (PACT) Act and the Promoting American National Security and Preventing the Resurgence of ISIS Act, and the judicial branch, such as the ongoing U.S. v. Halkbank case involving criminal charges against the Turkish state-owned bank Halkbank alleging that it helped Iran evade U.S. sanctions, pose a constant threat to the Turkish political environment and its economy. Draft bills primarily involve sanctions against the Turkish Government’s top management and Turkey’s energy and finance sectors, along with regulations to activate the sanction provisions under the 2017 Countering America’s Adversaries Through Sanctions Act. Furthermore, the U.S. National Defense Authorization Act (NDAA), which was approved by President Trump on December 31, 2019, involves sanctions against Turkey and notably bans the delivery of F-35 fighter planes and imposes sanctions against the TurkStream natural gas pipeline project. Turkey also faces risks relating to EU-based sanctions, such as those stemming from EU Council Regulation (EU) 2019/1890 of 11 November 2019 concerning restrictive measures in view of Turkey’s drilling activities in the Eastern Mediterranean. These and other sanctions and legislative or judicial actions may individually or in the aggregate adversely affect the Turkish economy and, in turn, result in a material negative effect on our business, financial condition and results of operations.

In 2019, policymakers introduced easing through a number of channels in a bid to rapidly return the economy to growth. Starting in July, the Central Bank of the Republic of Turkey (“CBRT”) cut its policy rate by 1200 bps in total to 12% by the end of the year. The CBRT also designed a new reserve requirement mechanism to encourage the growth of banks’ loan books by as much as 15% in real terms. In 2019, primary expenditures have grown by 18.9% y-o-y, compared to a 8.3% rise in tax revenues. As a result, after registering negative y-o-y growth for three consecutive quarters, the Turkish economy saw positive growth in the third and fourth quarters and, expanded by 0.9% y-o-y in 2019. Inflation eased substantially throughout the year, slowed from 20.35% y-o-y in January to 11.84% in December. As a result of a strong easing policy, loan growth increased from -9.7% in January to 19.5% in December, the ratio of nonperforming loans reached 5.3%, and according to the International Monetary Fund (“IMF”) definition, the headline budget deficit increased by 5.3% of GDP. Along with these leveraged figures, U.S sanctions and deterioration of risk appetite towards Turkey could negatively affect the economy. Additionally, the Turkish Lira could face massive sell-off, inflation figures and expectations could spike and international investors’ worries about Turkey’s foreign currency debt obligations may be triggered.

Any deterioration in loans or in the general economic outlook may negatively affect our mobile and consumer finance businesses along with other industries. Geopolitical and domestic political factors are other sources of uncertainty and impose further risks on the country’s economy. More generally, in our view, among the major threats to the global economy in 2020 are weak global growth, trade tensions between U.S. and China, the potential for a significant slowdown in the Chinese economy and European and US political uncertainty, notably in light of the upcoming US presidential elections. A number of institutions, such as the IMF, are updating their growth forecasts downward mainly as a result of the negative effects of tariff increases enacted in the U.S. and China. According to the recent indicators and surveys, the Eurozone economy has been slowing from previously high levels, due to weakening domestic demand due to decreased industrial production following the introduction of revised auto emission standards, subdued foreign demand in Germany as well as the uncertainty surrounding Brexit. As the largest exporting partner, a slowdown in Germany and the Eurozone presents an important risk to the Turkish economy. The effect of prolonged low energy prices on commodity-exporting countries in the region such as Russia, Saudi Arabia and Iran may negatively affect the terms of trade between these countries and Turkey. Also, fragile growth outlook in Turkey’s key export destinations and geopolitical risks stemming from instability in Iraq, Syria, Iran, Georgia, Cyprus, Egypt, Tunisia, Israel, Armenia, Ukraine and Russia are additional sources of risks for Turkey. Since December 2010, political instability has increased markedly in a number of countries in the Middle East and North Africa, such as Libya, Tunisia, Egypt, Syria, Jordan, Bahrain and Yemen. As a result of the conflicts in Syria, millions of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria continues or escalates. Any continuation or escalation of political instability or international military intervention in Syria may act as a destabilizing factor for Turkey. The high number of refugees within Turkey’s borders and foreign intelligence agents infiltrating both refugee camps and local communities remain current threats.

The recent global outbreak of the Coronavirus (“COVID-19”), a virus causing potentially deadly respiratory tract infections, has caused and may cause additional slowdown in the global economy, as is evidenced by the ongoing sharp fall in investments, exports and industrial production. On March 27, 2019, the International Monetary Fund officially declared that the global economy has entered recession as a result of the spread of COVID-19. As COVID-19 spreads globally, financial markets are factoring in higher risk in their prices and experiencing historical levels of volatility and selloffs. Turkey has been and will continue to be affected. A series of measures have been announced in Turkey to combat the effects of COVID-19, such as the Central Bank of Turkey’s targeted additional liquidity facilities to banks aimed at securing uninterrupted credit flow to the corporate sector, tax cuts and primary debt and interest payments deferments; however, we cannot predict the impact, if any, of these measures on the Turkish economy. Should these measures be ineffective in countering the effects of the outbreak on the economy, customers in our home market and abroad could, namely, experience a significant deterioration in purchasing power, leading to a material negative impact on our revenues and a surge in corporate bankruptcies. In addition, these measures will be costly and will thus add to Turkey’s state debt and may eventually result in additional pressure on the value of the TRY relative to other currencies. Moreover, measures taken by the public and private sectors both in Turkey and abroad in response to COVID-19, including travel restrictions, the closure of stores (including ours), the promotion of social distancing and the adoption of work-from-home by companies and institutions, could have a material impact on the amount and ways our customers use our networks and other products and services and, in turn, our business and our investment requirement. In particular, COVID-19 has resulted in a substantial decrease in international travel, which has had an adverse effect on our roaming services (inbound and outbound) and if continued for a long duration, will result in a material adverse effect on our roaming revenues and results of operations. Although we are monitoring the potential impact of COVID-19 to our business in Turkey and abroad, its impact on our business and financial condition is unknown at this time.

Slower growth and inflationary pressures as a result of the factors described above may have a negative impact on consumer sentiment, resulting in a decrease in sales which could have an adverse effect on our business, financial condition and results of operations. Furthermore, geopolitical risks are currently prevailing, primarily on the basis that relations with the U.S. continue to be fragile on various fronts, and this could potentially lead to volatility in the future. There can be no assurance that the political and more importantly geopolitical situation within Turkey or its neighboring countries will not deteriorate. The rise of protectionism and the threat to globalization is likely to impact political and economic affairs. These, coupled with rising geopolitical risks, might deter politicians from implementing economic programs, may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi (“CNY”), Ukrainian Hryvnia (“UAH”), and Belarusian Ruble (“BYN”). Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, and Chinese Renminbi versus U.S. Dollars and Euros, have had and may have an unfavorable impact on us. In particular, a substantial majority of our equipment expenditures is currently, and expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble and Euro. As of December 31, 2019, our total debt was TRY 20,306 million (including TRY 1,533 million of lease obligations). Consolidated debt breakdown (excluding lease obligations), as of December 31, 2019, was as follows: Turkcell Turkey’s debt was at TRY 15,994 million, of which TRY 9,096 million (US$ 1,531 million) was denominated in US$, TRY 5,425 million (EUR 816 million) in EUR, TRY 201 million (CNY 237.2 million) in CNY and the remaining TRY 1,272 million in TRY. Our consumer finance company debt was TRY 1,733 million, of which TRY 1,194 million (US$ 201 million) was denominated in US$, and TRY 214 million (EUR 32 million) in EUR with the remaining TRY 325 million in TRY. The debt balance of lifecell LLC (“lifecell”) was TRY 1,044 million, all denominated in UAH.

In addition, we are exposed to currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular with our universal service obligations for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies (primarily in USD, but also Euro and Chinese Renminbi). Also, the financing of infrastructure investments, potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. The effect of the depreciation in TRY is typically reflected in inflation rates in 3-6 months on average. According to the research of the CBRT, the exchange rate pass through realization in Turkey is around 10-15% and this figure might be well over 20% in an overheated economy. High exchange rate pass through creates increasing production prices which is eventually reflected in consumer prices. Between 2011 and 2015 additional point impact on inflation was 1.8 when average inflation was 8.2%. See “Item 8. Financial Information” and Note 35 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. Devaluations that are not matched by adjustments in our tariffs have had, and may continue to have, an adverse effect on our results of operations and our liquidity. See “Item 4B. Business Overview—IV. Tariffs”. We are also exposed to currency exchange rates on the prices of the smartphones that we rely on for the promotion of our digital and data services. After the 2008 financial crisis, with the flow of cheap funding, the Turkish economy experienced import driven growth. Therefore consumption patterns have shifted towards foreign currency denominated goods along with raw materials and intermediary goods used in production. Production has been negatively impacted by the price inflation of raw materials and intermediary goods. Depreciation in TRY triggered inflationary pressures which resulted in a deterioration in the purchasing power of consumers. Coupled with slow growth and low purchasing power, consumer demand has fallen. Turkish Lira depreciation has made smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for the services, which may have a negative impact on our profitability and financial position.

According to the CBRT, the TRY depreciated by 12.9% against the U.S. Dollar and 10.3% against the Euro in 2019. As of March 20, 2020, according to the CBRT, the TRY has depreciated a further 9.7% against the U.S. Dollar and 6.1% against the Euro compared to the closing rates on December 31, 2019. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 epidemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. The increase in public debt in Turkey may also result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see—“Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing” below. In several of the other countries in which we have businesses, in particular Ukraine and Republic of Belarus (“Belarus”), there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries. Any significant fluctuations in the value of the TRY relative to other currencies could have an adverse effect on our business, financial condition and results of operations.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased funding needs, in particular to finance our technological expansion and investments. In the previous three years, this included the payment of the Turkish 4.5G license fee, Ukrainian 4.5G license fee and related capital expenditures in Turkey and Ukraine, as well as having a consumer finance company in Turkey. Furthermore, in 2018 and 2019, we paid TRY 1.9 billion and TRY 1.0 billion dividend, respectively, and made capital expenditures and debt repayments, which significantly reduced our available cash.

Looking ahead, we expect to continue to experience moderate cash outflows in relation to new licenses and network roll-out, continuing fiber development and potential dividend payments. The ongoing disputes among our shareholders may also have an impact on our liquidity position, to the extent that they may affect dividend payments. In the past, as a result of such disputes, dividends were not paid for several years and then the resulting backlog was eventually paid in a short period of time. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than our dividend policy. Our working capital requirements have increased in the last three years in particular after our consumer finance company began its operations. The BRSA’s existing regulation imposing a cap on the number of instalments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly. However, working capital requirements could once again increase should the BRSA increase the maximum number of instalments on mobile phone related loans or should we enter into the device leasing business for consumers, both of which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements and thus our borrowing costs. Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly, to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

We enter into derivative transactions and keep our cash in hard currencies to manage the risk with respect to the Turkish Lira. For the year ended December 31, 2019, as a result of fair value changes in derivative instruments, net derivative assets of TRY 7.6 million are recognized in our consolidated financial statements. However, derivative transactions might have costs and may not fully cover all of our risks, and significant judgment is used by the Company’s management to determine the fair value of these instruments due to the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Critical Accounting Policies” in Part III, Item 5- Operating and Financial Review and Prospects. Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

As of December 31, 2019, our total debt was TRY 20,305.7 million. TRY 10,188.5 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been decreasing within the last year but could expose us to increased costs if rates increase. In 2015, we arranged a number of financing facilities with a principal amount of approximately $2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this financing amount, we issued a 10-year Eurobond with an aggregate principal amount of $500 million and utilized $500 million in October 2015, which was followed by a

EUR 1.25 billion, 10-year loan facility from the China Development Bank (“CDB”). EUR 500 million of this facility was immediately utilized. EUR 195 million, USD 325 million and RMB 251 million were utilized from this facility until its availability period expired in April 2019. Furthermore, in June 2016 we utilized USD 500 million and EUR 445 million under a 5-year club loan agreement with five international banks. Repayments of the CDB and club loan facility, on a semi-annual basis, have already started and further, on February 11, 2020, our Company announced the prepayment of the club loan facility. Accordingly, the outstanding two principal repayments of the loan, which are originally due in June 2020 and September 2020 and which in total amount to EUR 148.4 million and USD 166.7 million, were completed on March 23, 2020.

In April 2018, we issued another 10-year Eurobond bond with an aggregate principal amount of $500 million and a fixed coupon rate of 5.80% per annum in order to finance upcoming debt service. In 2019, we signed a USD 150 million 10-year export finance facility covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor, and a EUR 50 million 3-year sustainability linked loan with an international lender in order to refinance existing indebtedness. In March 2020, we signed a EUR 50 million 5-year green loan to be utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. In addition, no assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and increase borrowing requirements.

In February 2020, a law was enacted in Turkey (Law No. 7222 regarding Amending Banking Law and other Laws) which enables investors to act collectively according to changing conditions, and issuers and investors to agree on changing the terms and conditions of debt instruments in accordance with their interests, which may have a negative effect on our consolidated financial condition and results of operations.

As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing the replacement of EURIBOR, although it is expected to remain in place for another period of 5 years. As of March 20, 2020, we have neither discussed with nor been approached by any financial institution to replace LIBOR and/or EURIBOR with a new reference rate in our existing loan or hedging agreements.

In the last three years, we have also borrowed to finance the business of our consumer finance company and the working capital requirements of our subsidiary in Ukraine. We may continue borrowing to finance our infrastructure investments, consumer finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we continued to make excess TRY cash of Turkcell available to other group companies located in Turkey as short-term TRY loans at arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

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

Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure regulations and actions relating to our voice, SMS, data and value added/digital services have negatively affected our pricing and our ability to design and launch campaigns and offers. One of these regulations regarding the retail pricing per voice minute has been lifted and the regulatory burden has consequently been significantly reduced. The ICTA reintroduced the “mobile retail price cap” obligations in 2018, from which Turkcell had been exempt since 2016. The ICTA adopted a decision, which sets new price caps applicable to fees for activation/ deactivation, name/title change, account takeover, MSISDN change, SIM card change and detailed bill information, effective as of October 1, 2018. Following this decision, new price caps applicable to calls, SMS, international calls and directory assistance service have also been introduced, effective as of January 1, 2019. Turkcell applied for withdrawal of this decision, which was rejected by the ICTA. Turkcell filed a lawsuit for stay of execution and the cancellation of Article 1 of the decision. The case is pending as at March 20, 2020. Further, with the decision taken by the ICTA on April 12, 2018, operators are now subject to new processes related to the reimbursement of the remaining balances to prepaid subscribers whose subscriptions are terminated for various reasons, which may be material depending on the size. ICTA, through a board decision taken at the end of 2018, has imposed obligations on operators to record and to keep up-to-date identity information on their subscribers (both consumer and corporate segments), matching this information with the products/numbers that are being used. ICTA also requires that operators complete missing information on existing subscribers and to terminate these subscriptions if the information is not provided within a given date. Likewise, foreigners are required to register their subscriptions with their “foreign identity number” if they are to use their subscription for more than 90 days, otherwise their subscriptions must also be terminated. These new obligations have resulted in a one-time bulk deactivation of subscriptions, especially of the subscriptions of foreigners, impacting our churn rates in the third quarter and particularly in the fourth quarter of 2019. New subscriptions are completed only if the required identity information is given upfront.

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

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkey. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which require companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulation may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20,000,000. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

Furthermore, given that we process personal data, namely of our customers and employees, we are subject to the Law No. 6698 on The Protection of Personal Data and the regulations of the Turkish Personal Data Protection Authority, as well as data protection legislation under the Electronic Communications Law and the ICTA’s data protection regulations. We are further subject to the Capital Markets Board’s Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on January 5, 2018 and introduced new obligations with regards to information systems for certain legal persons. For more information, see “Item 4.B. Business Overview-Regulation of the Turkish Telecommunications Industry”. Should we fail to properly implement and comply with these data protection laws and regulations, we might face administrative fines of up to approximately TRY 1,000,000 (this amount is subject to a legal revaluation increase each year) per breach, depending on the nature of the failure(s), as well as criminal sanctions or other regulatory actions by the Personal Data Protection Authority, and face administrative fines up to 3% of yearly net sales of the ICTA-regulated companies in breach. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. In particular, we are facing increased risks with regard to these laws and regulations as the number of our Paycell customers in relation to whom we hold sensitive data such as credit card information- increases rapidly. Additionally, our Company collects a significant amount of personal data from our digital service products users, such as BiP, fizy, lifebox and TV+, and the scope of this data collection has increased significantly following our recent artificial intelligence implementation aimed at providing personalized content to our customers. If we or those with whom we share information fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in lost future business. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

The Ministry of Transport and Infrastructure informed the operators on June 7, 2018 that they primarily have to request from the most prevailing operator in terms of infrastructure in Turkey—which is Turk Telekom—to perform the excavation work on their behalf. Although Turkcell filed a lawsuit to remove this measure no assurance can be given that we will be successful in doing so, This situation has negatively affected our ability to expand our fiber network and may affect our future investments.

Taxation and charges are also areas in which we are subject to specific regulations. We are, for example, subject to a Special Communication Tax (“SCT”), which is set at 7.5% across all product lines, and transceiver and receiver unit surcharge payments are set at 5% of monthly net sales since January 2018. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services and our results of operations.

We are increasingly involved in providing financial services to our customers. As a result of the establishment of our insurance agency company and our participation finance company (not operational yet) as well as our existing operations in consumer finance, payment and e-money services, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA, the CBRT and the Insurance Directorate under Undersecretariat of the Treasury). Moreover, pursuant to our focus on services such as TV and music, we are subject to broadcasting and copyright laws and regulations. Turkcell Enerji, which we fully own indirectly, holds an electricity supply license from EMRA for the purposes of electricity energy trading and wholesale and retail electricity sales. This company is subject to laws and regulations governing the electricity market in Turkey. These regulations are different from those that we currently encounter in our core communications business in Turkey and we will need to obtain and develop the expertise required to comply with these laws and regulations, which may be costly. As we enter new businesses, such as the automotive industry, service coupons and meal cards, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

Notably, in February 2020, the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No. 103 was amended so that administrative fines imposed by the Capital Markets Board are indexed to public companies’ financial performances instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of pre-tax profit, which may have a significant negative impact on our results of operations.

If we, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions, this could adversely affect our business and financial condition.

We are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. Bribery and anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the FCPA also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we operate in several countries, and given that some of our clients, or local partners with whom we enter into cooperation agreements or similar agreements, are government-owned entities and that our projects and agreements often require approvals from public officials, we face the risk that our employees, local partners, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be inconsistent with our policies, and could violate anti-corruption laws, including the FCPA and European Union regulations, as well as applicable economic sanctions and embargoes. Our employees, local partners or other parties acting on our behalf or with whom we enter into cooperation agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines penalties, withdrawal of licenses against us, companies in which we invested, and our and their officers and employees and significant damage to our reputation, and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

We have strong commercial ties to several Chinese vendors from which we have in the past purchased network equipment, and currently have a significant installed base of their equipment, including in the context of the development of our 5G network infrastructure and cloud and IT infrastructure. We also have access to financing from the China Development Bank which facilitates the purchase of Chinese equipment. Should any one of them become subject to U.S. sanctions, or should we or any entity in our supply chain be compelled to terminate a relationship with a vendor as a result of the direct or indirect reexport restrictions implications resulting from an entity being added to the Entity List prohibitions of the U.S. Commerce Department’s Bureau of Industry and Security (BIS), which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers, or should we be compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result the ongoing tensions between China and the U.S., this may lead to an increase in our costs or otherwise affect our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position.

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

Through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business. We will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition. For example, several of our subsidiaries are providing financial services including, for instance, insurance, providing credit, payment intermediation and bill payment services, which are different from those in our traditional telecommunications activities and increase our exposure to certain risks that are common to both. Providing financing and financial services to our customers exposes us to liquidity and market risk, credit risk, fraud risk and cyber-attack risks, in particular with respect to credit cards and personal information that we process and hold. This includes through the expansion of our mobile payment business, Paycell, in Turkey, Ukraine and the Turkish Republic of Northern Cyprus (limited services).

We also have a consumer finance company Turkcell Finansman A.S. (“Financell” or “Turkcell Finansman”), which manages the high working capital requirements and bad debt expenses arising from the high demand in the Turkish market for “bundled” offers featuring both communications services and a communications device, particularly a smartphone. Having commenced operations in 2016, Financell carried loans outstanding at December 31, 2019, which totaled TRY 2.52 billion. Our cost of risk has improved to 3.2% in December 2019 from 1.97% in December 2018; this may increase in the event that our lending criteria fail to preserve the quality of our assets, and/or in the event of economic activity and macroeconomic slowdown in Turkey and in Turkish Republic of Northern Cyprus, where, for the latter, we have offered consumer financing up until June 1, 2019. The foregoing may lead to losses and eventual tightening of lending criteria, which in turn may cause a reduction of the loan portfolio, which is likely to affect our profitability. Furthermore, the demand for consumer loans might be negatively affected by financial conditions, particularly interest rates and FX rates since most smartphones’ pricing is largely dependent on hard currencies. With regard to Financell’s swap agreements, if the FX rates are volatile and, for example, result in a substantial difference between the rates forecasted by our treasury and the spot rates at maturity, this could result in significant losses and a decrease in revenue and otherwise affect our profitability.

The Turkish financial sector, including banks, financial leasing and factoring companies, payments and e-money institutions and consumer financing companies, is regulated by the BRSA. The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our consumer finance business.

As such, initially on August 15, 2018, later on February 26, 2019 and most recently on January 14, 2020, restrictions on the number of installments depending on the purpose of the loan have been adopted through amendments in the relevant legislation. The maturity of certain type of loans (other than loans to consumers for housing finance and complementary goods and services in relation to home renovation/improvement, the financial leases for homes leased to consumers, other loans for the purpose of purchasing real estate, loans for the purpose of financing education and learning fees and loans for any refinancing of the same) are explicitly determined under the Regulation on the Principles regarding Incorporation and Activities of Financial Leasing, Factoring and Financing Companies. Accordingly, Financell may provide loans of up to three months for mobile phones with a retail price of TRY 3,500 and above and up to twelve months for mobile phones with a retail price of below TRY 3,500, down from twenty-four months on average up until mid-2018. This has negatively affected the number of smartphone sales in the Turkish market, which has had and is expected to continue to have a negative effect on the size of the digital services and solutions market. The long term growth prospects of our digital services and solutions businesses depend in part on the continuing expansion of the number of smart phone users in the market. Furthermore, on November 14, 2018, the BRSA noticed the factoring, leasing and financial institutions via an article, restricting the distribution of dividends for 2018 and dividends earned before 2018 to only be distributed by prior approval of the BRSA. Further to a recent decision, starting from March 19, 2020, a “cultural fund” of 1% over import value shall be paid for imported or manufactured mobile phones which have voice recording qualifications. The President of Turkey was given the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50% since February 2019. An increase in this tax may negatively impact the number of mobile phones sold in Turkey. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on financing of specific goods or services in the future. More generally, the consumer finance sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our consumer finance business.

Furthermore, our subsidiary Kule Hizmet ve Isletmecilik A.S. (“Global Tower”) operates a large portfolio of telecommunication towers in several countries. In the event of expiry, non-renewal or termination of certain concessions or licenses of Turkcell, Turkcell may be forced to transfer to ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations.

Turkcell Group has investments in emerging markets including Belarus, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging markets. Legal systems, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by corruption, we could incur significant penalties under applicable anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act as well as reputational harm. Turkcell Group also retains relevant risks with regards to its divested businesses.

In some countries, we hold our investments with another shareholder or local government. Should there be a disagreement between us and other shareholders, no assurance can be given that we will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment in order to take control, which may be costly. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our Turkish and international businesses that adversely affect our Company. Recent issues include the following:

•

Our operations in Ukraine are adversely affected by the ongoing conflict with Russia, weaknesses of the state institutions, civil unrest and economic problems in that country, although, by the end of 2019, Ukraine has been able to keep macroeconomic stability demonstrating GDP growth and decreasing inflation. Due to the ongoing crisis in the Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services there in the fourth quarter of 2014. We completely wrote-off our assets in the Crimea region, while retaining our license and frequency rights. We continue to evaluate our options with respect to the disposal of lifecell’s assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in

Donetsk and Luhansk, otherwise referred to as the ATO zone) with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. The ongoing crisis may adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•

In Ukraine, the local currency, the Ukrainian Hryvnia (“UAH”), appreciated against the U.S. Dollar by 1.4% in 2018 and by 14.5% in 2019 according to National Bank of Ukraine (NBU). The UAH depreciated by 17.4% against the U.S. Dollar as of March 20, 2020 as compared to closing rates on December 31, 2019. Consumer price inflation slowed to 4.1% in 2019, from 9.8% in 2018, and this downward trend is expected to persist into the first half of 2020. Rapid decline in inflation makes room for steady easing monetary policy by the NBU. The NBU cut its key policy rate by 450 bps from 18% to 13.5% in November. More aggressive cuts are possible in 2020, if risks are avoided. Inflation is expected to shift lower, but still above the NBU’s target of 5%. Ukraine’s key event risks will be related to the steps necessary to agree a new IMF deal, notably on the banking sector. Another uncertainty relates to the talks with Russia regarding gas transit, with the current contract having expired at the end of 2019. As of December 31, 2019, our debt balance (excluding lease obligations) related to lifecell was UAH 4.2 billion (equivalent to TRY 1,044 million). lifecell’s foreign currency revenues were 4.0% of its total revenues and its foreign currency operational expenses were estimated at 6.0% of its total revenues as of December 31, 2019.

•

Our development strategy in Ukraine was marked by our acquisition in 2015 of the 44.96% stake in lifecell that we did not own, with a view to strengthen our regional position, a restructuring of lifecell’s balance sheet and the acquisition of a 3G license at a cost of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) paid in 2015. Furthermore, between 2015 and 2018 we paid a total of UAH 886 million for the conversion of spectrum from military use in three installments. In addition, in 2018, we paid a total of UAH 1,704 million for a 4G license. Significant deployment costs were incurred in 2018. These investments have further increased our country and currency risk exposure and there is no assurance that we will monetize this investment.

Additionally, the official process for the redistribution of radio frequencies in the 900 MHz range was completed by Ukraine’s National Telecommunications Authority (“NKRZI”) on March 18, 2020. Accordingly, the frequency band of lifecell in 900 MHz was increased from 3.8 MHz to 5.6 MHz for UAH 121.2 million, effective as from July 1, 2020 for five years. The license fee has been fully paid. This new license will require further investment in Ukraine, increasing our exposure in this market and may consequently negatively affect our profitability.

In another development, the Mobile Number Portability (“MNP”) has been launched in Ukraine as of May 1, 2019. Due to the lengthy and cumbersome practice of MNP, as at March 20, 2020, a negligible number of subscribers have changed operators. We are in a continuous effort to improve this process; however, we may not be successful in doing so.

Recent ownership change in Vodafone Ukraine may change the dynamics in the competitive environment to our disadvantage, which may adversely affect our financial and operational performance. Apart from these economic and political risks, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

•

The Belarusian economy returned to growth in 2017 following two years of recession and remained positive for 2018 by 3.1%. Following a weak start to the year, Belarus economy accelerated visibly in 2019. GDP growth was reported at 1.4% as of Q3 2019.

The country still remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and any depreciation of the local currency, BYN, which could in turn lead to a reduction in the value of our investment in this country. Inflation decelerated relatively in 2019 by decreasing to 4.7% from 5.6%. According to the National Bank of the Republic of Belarus (NBRB) the BYN depreciated against the U.S. Dollar by 9.5% in 2018 and appreciated in 2019 by 2.6%. The BYN depreciated by 20.8% as of March 20, 2020 as compared to the closing rate on

December 31, 2019. The recent slowdown in inflation and the dovish shift of global and neighbor (Russia) central banks make space for gradual policy easing in Belarus. The NBRB cut the refinancing rate by 100bps to 9.0% in 2019. The NBRB expects inflation to be at the 5% target at end-2019, and sees the next year’s environment as dovish / disinflationary given the lower inflation in Russia and globally, as well as the expectation for the economy to be close to its steady state. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the Russian economy put the recent BYN stabilization at risk and creates inflationary and devaluation pressure. Belarus has suffered from hyperinflation in the past and may again in the future.

In line with our strategic priority of improving our balance sheet structure, debt of CJSC Belarusian Telecommunication Network (“Belarusian Telecom”) was restructured in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2019, Belarusian Telecom’s debt (excluding lease obligations) was BYN 0.9 million (equivalent to TRY 2.4 million as of December 31, 2019) owed to financial institutions and a BYN 1.5 billion (equivalent to TRY 4.1 billion as of December 31, 2019) subordinated loan owed to Turkcell. This subordinated loan was converted to the local currency BYN from EUR on April 1, 2019.

•

In Belarus, as the third operator in the market, we face regulatory and operational difficulties and no assurance can be given that the situation will change in our favor in the future. These risks have affected and could adversely affect our reputation and results of operations.

•

An IMT spectrum tender is expected to be held in 2020 as the regulatory body of the Turkish Republic of Northern Cyprus, where we have a subsidiary called Kibris Mobile Telekomunikasyon Limited (“Kibris Telekom”), issued the draft rules of the tender for consultations in December 2019. As per the draft tender terms, all currently allocated and the new spectrum will be technology-neutral and the operators will be able to use them for any technology (e.g. 2G, 3G, 4G or 5G), thereby increasing the efficient use of the spectrum and operational flexibility. Such tender may require additional investments, including in fiber, which would in addition require us to obtain permits that we have no certainty of receiving and without which 4G network profitably would be difficult to achieve. Also, there may be a tender to restructure the incumbent telecom operator, TRNC Telecommunications Office, although this has not yet been the subject of an official announcement. We face the risk that we may not be permitted to participate in the tender, and/or that the tender be awarded to one of our main competitors, which would adversely affect our growth and our competitiveness in the region. Further, this tender may include the issuance of a third mobile license, which may increase the competition and adversely affect our results. In the near past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues.

•

Turkcell Foundation of our Company (“Foundation”), established in October 2018 in Turkey, intends to bring mainly all charities and donations, namely in respect of technology and education, under one roof on a voluntary basis. The board of directors of the Foundation consists of five members, all of which have been appointed among the high-level executives of Turkcell. The Foundation may be exposed to various Turkish regulatory and legal obligations specific to foundations.

Our international and Turkish subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles. For many of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments and we may be required to establish new legal entities or engage in new business lines due to our business needs or recently introduced regulations. In addition to the foregoing, the new Turkish Commercial Code and related legislation may require us to provide new capital or other financial support to certain of our controlled subsidiaries, which may divert resources from other needs.

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

We are dependent on certain systems and suppliers for information technology (“IT”) and network technology (“NT”) services, and also carry a significant inventory, and our business continuity is at risk due to our exposure to potential natural disasters, sabotages, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/ or our employees and result in a fine under relevant data protection legislation.

We are heavily dependent on IT and NT systems as well as their suppliers and employees for the continuity of our business. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and NT failures and outages due to system deficiencies, human error, natural disasters such as floods, unsuccessful migration to alternative or improved IT and NT systems, or other factors including but not limited to unintentional third party interruptions. Notably, a significant portion of Turkey’s population and most of its economic resources are located in a first-degree earthquake risk zone and Turkey has experienced a large number of earthquakes in recent years, which may result in significant damages to the IT and NT systems our business depends upon. These factors also put at risk the substantial inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations.

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

Our IT and NT services are exposed to hacking, sabotage and other cyber security threats, and terrorist or other destructive acts, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/or our customers, incur substantial additional costs and result in a fine under relevant data protection legislation and lawsuits from affected customers.

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

Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and stopped, notably a global malware attack in October 2018 aimed at several telecommunication companies including Turkcell, which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely in the context of the ongoing COVID-19 crisis. While we are in the process of reviewing the cyber security incident insurance alternatives that are available to us, we currently do not have such insurance, and a compromise of our security systems or those of our business associates, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations.

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

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial and payment services, insurance agency services, corporate services such as meal coupons, mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

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

As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity. We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

We were awarded a license allowing us to deploy an IMT advanced network (“4.5G”) in Turkey in October 2015. There are certain coverage and local production obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

Our 4.5G build-out has required significant financial investments and there can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out has been significant. Furthermore, the license agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkey in meeting infrastructure obligations, an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees. With respect to the local procurement requirement, there is not enough research and development, product development and production capacity in the local market to meet the license requirements and thus it has not been possible to comply. We have requested ICTA to waive this requirement initially for 2015-2016, 2016-2017, 2017-2018 and 2019. However, the ICTA has not yet responded to our Company. In addition to the above obligations, we must ensure that our network equipment suppliers employ a certain number of engineers and local researchers in their local R&D centers. Although efforts have been made, we do not believe that compliance has been achieved. No assurance can be given that ICTA will not find us to be in breach of our license as a result of the foregoing, which could harm our competitive position and our profitability.

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

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G and 4.5G networks. Although we aim to migrate our 2G customers to the 3G and 4.5G networks before the expiry of our 2G license in 2023, we might not be successful in doing so, and in such case we would face the risk of losing the 2G traffic and the corresponding revenue should our 2G license extension request to the ICTA be denied, which could affect our profitability and our competitive position.

There are alleged health risks and zoning limitations related to our BTS which may adversely affect our ability to provide services at certain areas. The fiber business is also affected by local limitations.

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

In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. In addition, the Turkish Supreme Court overruled the decisions of some local courts, finding that a base station in question could have negative effects on human health over the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, from time to time, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles have made it increasingly difficult to build new BTS sites and maintain our existing sites. The ICTA has issued an updated regulation which further tightened electromagnetic field limits. This may negatively impact network quality and increase our capital expenditures.

There are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Zoning law in Turkey requires mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and/or closing of BTS for which certification cannot be obtained, negatively impacting our financial condition. An exception to this requirement for base stations was rescinded by a court decision. As a result of this situation, some municipalities take actions to suspend the construction of BTS or order their demolition. The amendments made in the Planned Areas Zoning Regulation came into force on July 25, 2019. With the related amendments, rooftop cellular systems and tower installations were separated. Towers and reinforced concrete station installations are excluded from the scope of the license exemption. On the contrary, a building license will not be required for rooftop BTS. However, there are certain ridge limitations for rooftop BTS. Also, there remains some uncertainty regarding the provisions on building aesthetics and silhouette, permits of the flat owners and the project implementation. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In 2012, metropolitan municipalities were authorized to consider the requirements of city and building aesthetics and electronic communication services when certifying BTS sites. Municipalities regulate the choice of operators’ BTS locations, and if we do not have, or are unable to obtain, a site selection certificate in our preferred location, we may be compelled to move our BTS to another less desirable location. In addition, the Site Selection Certificate Regulation entered into force in January 2018, applicable only to BTS sites established after December 2012. This fee is updated on a yearly basis and is set at TRY 3,640 for the year 2020. Such regulation is likely to lead to additional operational costs, and the certificate processes for implementation of sites may delay the permit process.

Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to get permission for excavations from authorized municipalities or institutions. In some areas, excavations may have to be stopped due to the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Also, since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkey—Turk Telekom—to perform the excavation work on their behalf, which might negatively affect our ability to expand our fiber network and our future investments (see—Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition). In some cases, we could face the risk that, although we get the approval of the Ministry of Transport and Infrastructure institutions subordinate to the Ministry of Transport and Infrastructure do not recognize these approvals and do not give permission to excavate. In addition, a law in force has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet such obligations. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

We purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. Further, we have worked with only two distributors in Turkey since 2015, which creates concentration risk. Any financial difficulty or failure of any of our suppliers and/ or our distributors in terms of timing and quality may adversely affect our business and financial condition. Such suppliers and distributors could fail to provide equipment or service on a timely basis as a result of a disruption to the global supply chain due to the ongoing COVID-19 global pandemic. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. Because of the cost and time lag that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

Our competitive position could also be adversely affected if our suppliers fall behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation and inflation—both in Turkey and internationally—, we need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted in the past and may impact decision-making on important matters in the future. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our Company.

Our principal shareholder is Turkcell Holding A.S., which holds 51% of Turkcell’s shares as of March 20, 2020, based on the Company’s share book. Sonera Holding sold 13.07% of our shares to the market in two tranches (May 10 and September 21, 2017) which led to an increase of 48.95% in our publicly held shares.

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

Under the Capital Markets Law, the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen or to amend the Articles of Association without general assembly approval. Under such powers, starting from March 2013, the CMB directly appointed all of our independent Board members so far. The CMB appointed members’ terms of office will last until new appointments are made in accordance with applicable legislation, which may as in the past include by CMB appointment. Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler continued to serve as independent Board Members as per the letter of Capital Markets Board dated March 8, 2019, and were subsequently replaced by Nail Olpak, Afif Demirkiran, and Tahsin Yazar as per the resolution issued by CMB dated March 5, 2020.

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

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with such authorities. We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 38 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

Current tax and other disputes include the following:

•

We have had ongoing disputes regarding the application of the Turkish Special Communication Tax (“SCT”) to prepaid card TL/package sales made via our sales channels over numerous years. In accordance with the Law No. 6736 the Company filed applications for the restructuring of penalties and interest on the Special Communication Tax regarding the disputes on the tax amount for the years 2008-2012 in November 2016. The tax office accepted the restructuring application for the years 2008, 2009, 2010, and 2012, and we paid the restructured amount and settled the disputes in November 2016. On the other hand, the tax office rejected the application for the restructuring of SCT regarding the dispute on the tax amount for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The hearing was held and it is expected that the court will grant a decision. In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted our appeal and decided to reverse the first instance court decision in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding our Company’s request to restructure the cases filed for the year 2011, the court decided in favor of the Company (decision has not been notified to the Company yet) and since the mentioned case will affect these cases, finalization of the respective decision should be waited.

•

In accordance with the Law No.7143, in August 2018, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the disputes on the tax amount for the years 2013 and 2014. In August 2018, the tax office accepted the restructuring application for the years 2013 and 2014, and Company paid the restructured amount and settled the disputes by October 2018.

In addition, tax investigation reports for the years 2015 and 2016 were delivered to us. Tax Authority imposed tax assessments; (i) TRY 85.13 million in total, comprising TRY 34.05 million in principal and TRY 51.08 million penalty in relation to SCT for 2015 and (ii) TRY 61.7 million in total, comprising TRY 24.69 million in principal and TRY 37.04 million penalty in relation to SCT for 2016.We have concurrently applied for settlement. The successful settlement meeting was held in December 2019 and the assessment has been closed officially following settlement. Our Company remains under investigation on the same matter for the year 2017. Although the Ministry of Finance has addressed this issue through Communiqués enacted on January 1, 2018 for the periods after December 31, 2017, we may be subject to penalties or litigation for the year 2017.

Following a limited tax investigation at our Company with respect to Value Added Tax (“VAT”) and SCT pertaining to financial years 2015 and 2016, the Large Taxpayers Office made an additional request with respect to the taxation of applications included in some of the bundled offers and packages offered to our customers for financial year 2016 and imposed a tax assessment of TRY 247.8 million in total, comprising TRY 53.8 million in principal and TRY 80.7 million penalty in relation to SCT, and TRY 45.3 million in principal and TRY 68.0 million penalty in relation to VAT. A settlement request related to this assessment has been sent to the Revenue Administration for the period of 2016 in December 2018, and accordingly, a successful settlement meeting was held on December 26, 2019 and the assessment has been closed officially following settlement.As a result of the settlement, a single amount of TRY 199 million was settled (including the late payment interest) in relation to: (i) SCT assessment related to prepaid card TL/package sales made via our sales channels for the years 2015-2016 and (ii) VAT and SCT assessment related to the taxation of applications included in some of the bundled offers and packages offered to customers for the year 2016. The settled amount has been paid within the legal term and assessments were closed.

•

Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in this in relation to the periods through 2019, and the Turkish Treasury may change its views based on its interpretations of treasury share calculations. Therefore, unanticipated treasury share liabilities and fines may also be levied.

•

According to Serial Nr. 7061 Law, as of January 1, 2018, Treasury Share investigations will be made by the Ministry of Finance. Investigations are held by the Ministry of Finance for the first time and there is no assessment for the year 2018 and period of January to September 2019. An investigation related to October—November of 2019 was initiated on February 2, 2020.

•

The Company’s management decided to apply for VAT and corporate income tax base increase mechanism for 2017 in accordance with Law Serial No. 7143; accordingly, there will be no tax assessment for the applications related to VAT and CIT but the Company may remain subject to tax assessment for other taxes payable by it.

•	The Company is also under investigation for (i) the year 2017 with regard to SCT and (ii) the year 2018 with regard to SCT, Corporate Income Tax and VAT.

•

Operators must pay license and annual utilization fees for the wireless equipment to ICTA. Before January 1, 2018, the fee amount was calculated with respect to the amount per unit of wireless equipment (TRx) and as of January 1, 2018 the fee is calculated as 5% of monthly net sales amount. We argue that the content services are provided without any infrastructure requirements, and therefore, that they should not be considered as mobile electronic communication services. Accordingly, for the January 2018 TRx payment, a lawsuit has been filed and for the months thereafter, no TRx fees were calculated over content services. The Court accepted the case in favor of the Company. The ICTA appealed the decision before the Regional Administrative Court, which rejected the appeal request. In October 2019, additional TRx amounts relating to content services were requested from the Company by ICTA. Based on management’s opinion in accordance with the relevant legislation of ICTA, TRY 128.4 million was paid in November 2019, for 2018 and 2019 fiscal years and legal actions has been taken for 2018. Case is pending.

•

Under the Ministry of Trade’s investigation with regard to value added services, subscription contracts and device campaigns, we received an administrative fine amounting to TRY 116.2 million. We filed a lawsuit for the stay of execution and cancellation of the penalty, which led to the withdrawal of the penalty and the related audit reopened. The Court decided that there is no need to grant a decision regarding the withdrawal of the administrative fine. The Council of State granted a final decision and approved the First Instance Court decision. No assurance can be given that significant penalties will not again be imposed and that further disputes will not arise.

As a result of the investigation, the Ministry of Trade decided to impose an administrative fine amounting to TRY 138.2 million against the Company. The Company filed a lawsuit for the cancellation of the administrative fine. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision. The Company replied the appeal request in due time. The case is pending.

•

Administrative fines and refunds were requested in the investigation conducted by ICTA to determine whether the Company complies with the «Procedures and Principles for Protection of Consumer Rights in the execution of Value Added Electronic Communication Services» regulation. Prior to the final decision taken by the Board within the scope of the investigation ICTA has decided: (i) to give 5 months to prove the operators’ claims that “it should not be concluded that all subscribers subject to violation are getting services without their will” (ii) to meet the consumer refund complaints regarding the services provided with the same purchasing method during this period and (iii) to submit the detailed report on these actions within a month following the 5 month process. Should our defenses are not accepted, a significant fine can be imposed and refunds may be required as a result of the examination.

•

Due to some subscriber complaints, data doubling campaigns are examined by the ICTA in terms of the appropriateness of the campaigns and whether there is an increase in the fees of contracted campaigns. Administrative fines and refunds were requested regarding the data doubling campaigns. Should our defenses not be accepted, a significant fine can be imposed and refunds may be required as a result of the examination.

•

Administrative fines were requested in the context of the ICTA investigation related to some reporting errors (both for 3G and 4.5G) and the failure to fulfill the obligations regarding the minimum required use of local equipment and procurement from local small and medium-sized enterprises for the 2013—2016 and 2016—2017 periods under the 4.5G license terms.

•

The Turkish Competition Board has, for several years, alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, this and similar actions may have financial consequences and hinder our ability to respond to the competition.

For a more detailed discussion of our disputes that we presently believe to be significant, see Note 38 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

Our latest review as of December 31, 2019, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness”. Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our business consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and technology personnel in Turkey and elsewhere is intense, in particular in the area of cyber-security. In addition, we depend on our dealers, distributors and their employees for the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor. Furthermore, should a significant number of our employees, or certain members of our key personnel, be unavailable due to measures (e.g., quarantine, confinment, etc.) implemented in the context of COVID-19 or other pandemics, or should we suffer the loss of such employees as a result of COVID-19 or other pandemics, this may have a material adverse effect on our operations, including customer service, sales, and the deployment, operation and maintenance of our networks.

Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses.

The market price of our ADSs may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs will take place in different currencies (U.S. dollars on the NYSE and Turkish liras on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Turkey), resulting in the trading prices of these securities differing on these two markets. Securities markets worldwide experience significant price and volume fluctuations. In particular, the long-term effects to the global securities markets of epidemics and other public health crises, such as the on-going COVID-19 crisis, are difficult to assess or predict, and may include a further decline and volatility in the market prices of our ADSs. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our shares or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholder is Turkcell Holding A.S., which holds 51.00% of Turkcell’s shares based on the Company’s share book. Based on publicly-available information, we believe that Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Telia Finland Oyj. Based on publicly-available information, we believe that Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.

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

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in October 2015.

Our GSM license was granted in April 1998. Under our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport and Infrastructure for a universal service fund.

In early 2009, we were granted a 20-year type a 3G license, which provides the widest frequency band and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

In 2013, we won an auction held by the Ministry of Transport and Infrastructure related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service in these areas for three years. This contract was extended through December 31, 2019 and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure extended the contract under the same conditions through June 30, 2020, and is preparing a new auction for the operation of the universal service beyond June 30, 2020.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four installments, where the last installment amounting TRY 1,535 million (originally EUR 413.8 million, converted by the buying exchange rate on January 2, 2017 announced by CBRT) was paid in April 2017.

Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of total spectrum available to the mobile operators in Turkey. The large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment, have enabled us to provide the fastest 4.5G speeds over 1 Gbps through carrier aggregation combinations and availability of advanced user devices supporting new features. In this scope, in April 2018, we showcased 1.2 Gbps peak speed in our live network with a commercial smartphone, aiming to provide our customers with the highest peak speeds in the world provided by the latest technological advancements. Turkcell supports up to 1.2 Gbps speeds on its network and this allows customers to get better network experience and access mobile services at speeds comparable to fiber broadband.

Following the 4.5G launch, Turkcell focused on providing innovative and pioneering digital services; which differentiates its offerings from the competition. We develop and manage digital services and solutions to address the diverse needs of both consumers and corporate customers, thereby enriching their lives.

We have a strong track record of profitable operations with total revenues of TRY 25,137.1 million, Adjusted EBITDA of TRY 10,426.4 million and net income of TRY 3,246.5 million (excluding non-controlling interests) for the year 2019. We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 7,224.7 million for the year 2019.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2019 that number had grown to 46.7 million for the Group.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

Over the past 25 years, Turkcell has played a central role in the development of the telecom industry in Turkey, first as a traditional mobile operator, then as a converged telecom operator, and finally as the digital operator. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and have retained our position as the telecom market leader in Turkey on the back of our service quality, value proposition and strong distribution network. We have shifted to an organizational structure with the aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications, digital services, digital business solutions and techfin services.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators, and with an extensive network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and television. We have our own fiber network that is currently capable of offering 10 Gbps— a first for Europe.

We had 46.7 million subscribers in Turkey, Ukraine, Belarus, the Turkish Republic of Northern Cyprus and Germany as of December 31, 2019. In Turkey, we had 35.7 million total mobile, fixed and IPTV subscribers as at the same date.

Our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International.

•

Turkcell Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 85.5% of our revenues and 84.3% of our Adjusted EBITDA in the year ended December 31, 2019. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and have the broadest 4.5G spectrum in Turkey, which we believe provides us with a competitive advantage by allowing us to provide high quality and high speed data service to our customers, as well as providing digital services on top.

•

Turkcell International. Turkcell International accounted for 8.0% of our revenues in the year ended December 31, 2019. We have telecommunications operations in a number of emerging market geographies that we believe are complementary to our operations in Turkey and the potential to export our business model. These geographies include Ukraine (which accounted for 5.3% of our revenues in the year ended December 31, 2019), Belarus (which accounted for 1.5% of our revenues in the year ended December 31, 2019) and the Turkish Republic of Northern Cyprus (which accounted for 0.8% of our revenues in the year ended December 31, 2019) and Germany.

•

All other segments. Mainly comprised of our consumer financing services, information and entertainment services in Turkey and call center revenues. This segment accounted for 8.8% of our revenues in the year ended December 31, 2019, of which 2.3% is attributable to intersegment eliminations.

We have a strong track record of profitable operations with total revenues of TRY 25,137.1 million, Adjusted EBITDA of TRY 10,426.4 million and net income of TRY 3,246.5 million (excluding non-controlling interests) for the year 2019. We have achieved these results while continuing to invest in our network to support our strategy of offering quality service and innovative solutions, with capital expenditures of TRY 7,224.7 million for the year 2019.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 30.4 billion as of December 31, 2019, making us the seventh most valuable publicly traded company in Turkey at that time.

I. Industry

a. Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 to facilitate the unification and integration of mobile communications worldwide.

Since Turkcell was founded in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and recently to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more to data, along with simultaneous voice and data capability. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capability to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers 2G, 3G and 4.5G technologies. Currently, 5G is not commercially available in Turkey, however we are preparing to ensure that we will be ready for 5G. For example, we have demonstrated our 5G FWA capability in a millimeter wave band (28GHz), which was the first 5G live network test in Turkey.

Our Company has also branched out in to the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by ADSL service, an alternative fixed wireless access (“FWA”) solution is also offered.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential due to favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

There were 83.2 million people living in Turkey as of December 31, 2019. According to a TUIK announcement, the estimated median age of the Turkish population is 32, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas.

There are currently three major operators in the telecommunications sector in Turkey, Turkcell Turkey, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment Turk Telekom Mobil (“TT Mobil”, formerly known as Avea) and TTNET, or “Turk Telekom Group”). In 2019, the total revenue of the Turkish mobile and fixed markets was TRY 57.3 billion compared to TRY 49.2 billion in 2018, according to the operators’ announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey’s reported revenue and Turk Telekom’s construction revenue is excluded).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund. In December 2018, Ojer Telekomunikasyon A.S.‘s shares in Turk Telekom (representing 55% of the company) were transferred to a special purpose vehicle, Levent Yapilandirma Yonetimi A.S., and on September 2019, a financial adviser was mandated for the sale of those shares.

II. Strategy

Over the past 25 years, Turkcell has played a central role in the development of the telecom industry in Turkey. This has been achieved as a result of our core competencies, which include excellent customer relations, high quality infrastructure, market-leading technology as well as a skilled work force. In the next three years, we will strive to continue the profitable growth of the Group by leveraging our competencies and focusing on three key strategic areas, in addition to growing in our core telecom services: digital services, digital business solutions, and techfin services.

The key part of our strategy is growth of our core telecom operations. Our vast home market offers the potential for further growth of our customer base which we intend to increase by focusing on the postpaid segment, while also increasing the revenues generated from these subscribers. We believe the fixed broadband market also offers significant growth potential through fiber and FWA products, which we will pursue accordingly. Furthermore, we aim to maximize the potential of our digital channels both in terms of subscriber acquisitions and device sales. Our core competencies, which are stated above, will prove instrumental in further growth of our key strategic focus areas.

Turkcell began its digital transformation with the vision of becoming a “digital operator”—a provider of the full set of digital experiences for its customers and a leader in the digitization of the economy in countries where it operates. Our unique portfolio of digital services are made available to our customers through our market-leading telecom capabilities, which set us apart from global over-the-top (“OTT”) players. Our services in various areas such as TV, music, publishing and communication have played a major role in the improvement of our ARPU and churn levels. We are now focusing on monetizing these services, particularly on their revenue generation on a standalone basis. Already offered by our international subsidiaries, our digital services are set for expansion in new markets through commercial partnerships, mainly with other telco operators.

We continue to support our digital operator model with investments in industries that have synergies with our digital business. We have established a digital business solutions company that provides tailor-made, end-to-end information & technology (ICT) solutions —connectivity, hardware, cloud services, security services, IT integration and solutions using AI, Internet of Things (“IoT”) and Big Data—for enterprise customers particularly in the healthcare, energy, public and transportation sectors by leveraging our ability to combine telecom and IT services and thereby adding value in the course of their digital transformation.

We also focus on techfin services, namely through our digital payment services platform, Paycell, which has established key vertical business lines including mobile wallet, carrier billing, utility payments, money transfer, QR code payment and POS services. Going forward, Paycell will focus on scaling its products, targeting both consumers and over 1.6 million merchants. We are committed to capitalizing on this well-established payment platform. In addition, our consumer finance company, Financell, enables users to purchase smart devices.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, as of December 31, 2019, we had a total of 35.7 million subscribers including 32.7 million mobile subscribers, 2.3 million fixed broadband subscribers and 719.7 thousand IPTV subscribers.

With our digital operator vision and as part of our increased focus on customers, we take a number of actions designed to increase customer base and loyalty, and such loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are to:

•	attract new customers;

•	increase the loyalty of existing Turkcell customers;

•	create value for changing needs of customers with the support of digital services;

•	ensure behavioral and emotional brand loyalty; and

•	ensure a seamless series of positive brand experience throughout all customer touch points.

On a broader scale, Turkcell Turkey divides its customers into three main categories:

Consumer Category

In the consumer category, we manage our mobile customers either under the mass segment or under one of our two large sub-segments, youth and premium. In addition, a micro segmented approach has been applied throughout the year, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital operator and enlarging our customer base, we provide numerous offers and campaigns enriched with our digital services, in accordance with market dynamics and customer demand, such as BiP, fizy, TV+, Dergilik and lifebox.

Fixed broadband customers are consolidated under a single segment (residential) and managed under the consumer category along with mobile consumers. By positioning the residential segment under the consumer category, we aim to enhance convergence between mobile and fixed businesses. Under the residential segment, we have our fiber internet customers, who use our own fiber infrastructure, and our DSL and cable customers, to whom Turkcell is a reseller.

Corporate Category

The corporate category for our mobile and fixed customers comprises our small and medium business customers and as well as our enterprise customers. We provide differentiated mobile and fixed communication offers for each of these customer groups. Additionally, in 2019 we renewed our portfolio of corporate products and services with a new vision of accompanying our corporate clients through every stage of their digital transformation process through our system integration, digital business infrastructure, digital business applications, managed services, cloud services, Internet of Things products & solution management and Big Data & analytics services. For this purpose, we transformed and relaunched our subsidiary, Turkcell Satis ve Dijital Is Servisleri A.S. (“Turkcell Satis”) in January 2019.

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

For wholesale data and voice services, our main strategy is to become the regional junction point in an increasingly digitally hyper-connected world, and while promoting our infrastructure in the international market, we are focused on growing as a preferred wholesale partner of local operators in the domestic market as well.

b. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkey. We provide a range of traditional telecommunication and digital services, enabling our customers to call, search, stream music and watch videos. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a SIM card with 3GB of monthly data and a balance of TRY 35, or monthly 750 minutes, 250 SMS and 25GB of data, with 20GB additional quota for their every TRY 34 or more top-up (TRY refill) up to 3 times in 120 days following the opening of the lines. As of December 31, 2019, we had 12.4 million prepaid subscribers and 20.4 million postpaid subscribers, compared to 14.9 million prepaid subscribers and 18.8 million postpaid subscribers as of December 31, 2018.

We provide a range of fixed services in Turkey including voice, broadband and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, through sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet services, and direct to home broadcasting services in Turkey. Starting in September 2018, our fixed broadband tariffs are valid for a 12-month commitment (down from 24 months), and we continue to have some customers on 24-month commitments. As of December 31, 2019, we had approximately 2.3 million fixed broadband customers of which 1.5 million were fiber customers, 719.1 thousand were ADSL customers and 49 thousand were cable customers, compared to 2.3 million fixed broadband customers of which 1.4 million were fiber and 905.6 thousand ADSL customers as of December 31, 2018.

(i) Voice Services

Voice services are among the key services that we provide to our customers. Voice services consist of high-quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband

Our broadband services consist of mobile broadband, fiber to the home/building and ADSL Docsis, cable, LTE and fixed wireless broadband services over our mobile network.

Our capability to offer 4.5G in 81 cities in Turkey has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera) and have an open operating system (e.g. iOS, Android, Windows Mobile) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 76% by the end of 2019, up from a 74% penetration at the end of 2018. This growth resulted mainly from non-smartphone customers shifting to smartphones as a result of the various campaigns promoting 4.5G enabled smartphones. As of December 31, 2019, the number of subscribers who have signed up for 4.5G on our network was 30.7 million. This represents 94% 4.5G subscriber penetration of our mobile customers in Turkey. With the increase of 4.5G penetration, average mobile data usage reached 7.4 GB per month in 2019, vs. 5.2 GB per month in 2018, while average mobile data usage of 4.5G users reached 9.1 GB per month in 2019, vs. 6.8 GB per month in 2018. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2019	2018	2017	2016	2015
Number of smartphones on our network (millions)	22.0	22.4	22.1	19.2	16.1
Number of 4.5G compatible smartphones in our network (millions)	19.2	18.0	15.7	11.3	—
Penetration(1)	76%	74%	72%	64%	52%

(1)

Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are sold by dealers, to increase LTE available device penetration, and enhance the mobile broadband experience. Since February 2014, the sale of smartphones through credit cards with installment plans has been banned in Turkey. Turkcell initiated Financell in 2016 to offer its customers consumer loans in their purchase of smart devices. As a macroeconomic prudential measure, the BRSA has introduced a limit to the number of installments for consumer loans, starting from September 2018. As of January 2020, smartphones and tablets with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, whereas the maximum installments is increased to 12 months for those with a retail price of up to TRY 3,500.

Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complementary products such as accessorizes, game consoles, headsets and virtual reality sets. Since 2018, we are delivering attractive joint campaigns with models of brands in high demand such as Samsung, Apple, Huawei and some local handset manufacturers such as Vestel and General Mobile. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet packages to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. The ratio of customers using multiplay with TV services reached 53.3% as of December 31, 2019, from 48.6% a year ago. We need the incumbent’s network to provide services outside our own fiber infrastructure, and in these circumstances we differentiate our offering with our unique brand and our excellent customer service. Therefore, outside of our own fiber infrastructure we are only able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service. We emphasize our “no hidden prices” value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices.

In addition to the internet, voice and TV bundles, our residential broadband customers are offered the fixed broadband and fiber device bundled campaigns, where significant discounts on specific models of smartphones, tablets and modems are offered to customers with 12 or 24 month internet service contracts with our Company.

We also serve our customers with our FWA service called “Superbox”, which offers wireless high-speed internet access for customers and primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Turkey. The required equipment is included in the subscription plan and uses the LTE Advanced network as a backhaul to provide internet connectivity. As of December 31, 2019, we reached 323 thousand Superbox customers in Turkey, from 33 thousand customers a year ago.

(iii) Digital Services

Over the course of the past four years, Turkcell has invested in developing its own digital applications and services. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on both iOS and Android platforms. These applications are available for any user regardless of their choice of mobile operator. Some of these digital services are owned and managed through Lifecell Ventures, a 100% subsidiary of Turkcell incorporated in the Netherlands. All of these apps are created and sustained by our in-house mobile application development team comprised of more than 1,200 engineers.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. We are also focused on marketing our digital services portfolio to trusted telecom operators around the world.

Among others, below are the strategic digital services on which we focus our efforts (in no particular order):

•	BiP is an integrated IP-based communication and life platform;

•	TV+ enables subscribers to watch live television channels and on-demand video content on their mobile devices and through the IPTV platform;

•	fizy is a digital music platform to stream and download music, listen to radio and watch video and live concerts;

•	lifebox is a personal cloud service that facilitates data storage;

•	Dergilik is a digital publishing platform which enables access to popular local and international magazines and newspapers;

•

Yaani is a search engine application, e-mail platform and browser, designed to understand the unique syntax of the Turkish language and allows users to browse, search the internet, and e-mail safely and quickly;

•	Digital Operator is an application for our customers to track their bills and usage, change their account settings and make transactions and purchases;

•	Goals on Your Mobile (Goller Cepte) allows fans to play games, follow their team and be updated on a wide variety of categories such as match scores and player transfers;

•	Turkcell Academy provides digital learning contents and services in various categories;

•

UpCall is a call management service, available only to Turkcell subscribers in Turkey and KKTCell subscribers in the Turkish Republic of Northern Cyprus; it enables users to identify the caller, reach unknown numbers and block spam calls;

•	Kopilot connects cars to smartphones and enables real-time monitoring of metrics on the vehicle’s performance and driving experience; and

•	Supercam ensures the safety of the home and workplace through communication with internal and external cameras.

We regularly monitor the performance of our digital services portfolio through KPIs, including the number of downloads, three-month active users (number of unique users who, in the past three months, have logged into the app at least once) and other KPIs that are relevant to each individual service.

BiP

BiP is an integrated IP-based communication platform with the following key features:

•	Instant messaging, sending photos, videos, audios and documents;

•	Group messaging, disappearing messages in the pre-defined time;

•	Instant translation;

•	Communicating with non-BiP users via SMS and network call;

•	Entertaining content: Creating and sharing internet memes, a wide range of emoji;

•	High quality VoIP, video call, group video call up to 10 people;

•	Integrating two numbers under BiP;

•	Virtual number service which enables customers to have a mobile number without a SIM card and make/receive calls through the application;

•	“Discover” section on business, contests, weather and many more;

•	Money transfer;

•	Ability to share location with contacts, and

•	Emergency communication feature.

The BiP Discover section offers a connected life experience as a marketplace that consists of various entertainment and information services. This section offers two-way communication between users and services. BiP Discover serves over 200 different services, including top Turkish banks, TV shows, celebrities, content providers and customer services, with around 50 million followers.

In 2019, we invested in BiP’s infrastructure to enable Multicloud Architecture, through which operators can build their own digital communication platform, thereby safely storing their communication data in their country as well as customizing their app by changing the brand, app logo and providing their local services. Moreover, all app users (BiP or its customized apps working on this multicloud infrastructure) can seamlessly communicate between each other.

BiP was downloaded 41.6 million times in 192 countries with 11.1 million three-month active users as of December 31, 2019. In 2019, 274 million messages were sent daily on average.

TV+

Turkcell’s multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. With a view to increase TV+ penetration, we have also deployed TV+ on Apple TV, Android TV, and Smart TV applications. As of December 31, 2019 TV+ reached 4.1 million subscribers, 719.7 thousand of which were IPTV users. TV+ was downloaded 15.4 million times to date.

fizy

Turkcell’s digital music service fizy enables its users, through the application and the web version, to access more than 35 million songs, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with “standard” and “premium” options that also includes data available for this service. Premium users can stream music on fizy without any ad interruptions, and have the flexibility to listen to songs offline. The application offers personalization through enhanced-AI technology. As of December 31, 2019, fizy was downloaded 25.9 million times and had 3.5 million three-month active users. Users listen to nine million songs per day on average. Fizy is also available in Ukraine, Germany, Belarus and the Turkish Republic of Northern Cyprus.

lifebox

Turkcell’s personal cloud service, lifebox, is the first local cloud-storage service in Turkey. It enables users worldwide to store their photos, documents, contacts, and videos in one secure, convenient and personal space with auto sync abilities, and to share them easily. lifebox also offers a phone book synchronizing feature. Each user who downloads and logs into the application is given 5GB of storage space free of charge. In 2019, lifebox began to offer the PhotoPick feature, which uses AI to suggest the best photo for Instagram. As of December 31, 2019, lifebox was downloaded 13.4 million times and had 3.3 million three-month active users, with 43.5 files uploads per user per day on average.

Dergilik

Our digital publishing app, Dergilik, gives users access to more than 1,500 popular magazines, including international ones, and more than 50 newspapers published in Turkey. Dergilik is offered in two main subscription options: standard subscription with limited access to the content and premium subscription with full access. All magazines and newspapers available on Dergilik are also available for download. The application is enhanced with auto-download as well as favorite pages and magazines features. Dergilik users can also reach websites of magazines and newspapers free of data charge. As at the end of December 2019, Dergilik was downloaded by 13.7 million customers and had 3 million three-month active users. Starting from the third quarter of 2019, our reporting of three-month active users excludes those users who utilized the zero-rating benefit of Dergilik magazines and newspapers via browser.

Yaani

Yaani is a search engine and browser, providing a fast, secure and stable browsing experience, combined with a unique set of features through the Yaani browser. Yaani is available for both iOS and Android devices, and is also available as a browser. Yaani was created based on Turkey’s specific user patterns and can access local content first, thereby increasing the relevancy of the searches. Yaani was downloaded 9.7 million times and had 3.7 million three-month active users as of December 31, 2019. YaaniMail was launched in December 2019, as an all-access, cross-platform email service, offering a user-friendly email experience with a seamless design.

Goals on Your Mobile (Goller Cepte)

Goals on Your Mobile is a sports application designed for soccer fans. It provides super league goal videos, VAR (Video Assistant Referee) videos, free mobile sports games, betting analysis and the latest sports news. The application was downloaded 12.0 million times and had 4 million active users as of December 31, 2019.

Turkcell Academy

Turkcell launched the Turkcell Academy service in 2014. Enriched with Turkcell’s technology and training know-how and content partnerships with leading institutions worldwide, Turkcell Academy provides access to a digital and innovative world of knowledge. Turkcell believes that accessible knowledge with mobility will facilitate equal opportunities in education and empower its users.

Turkcell Academy offers services for both consumers and corporates. As for consumers, Turkcell Academy has a website and a mobile application that provide digital learning content and services in various categories such as technology, innovation, personal development, marketing, leadership and certificate programs. Regarding the corporate service, the Learning Management System (“LMS”) of Turkcell Academy enables users to easily prepare trainings, courses, exams and questionnaires. User management on the LMS is easy-to-use and the platform also allows detailed training-tracking and reporting. Further, it is also a highly developed evaluation tool due to its capabilities of simultaneously reporting the responses.

Digital Operator

One of our priorities as Turkcell is to drive customer loyalty through the digital platform. Within the scope of this strategy, we have invested in our digital self-service channels. The primary channel is our mobile application called “Digital Operator” with which we provide our customers the ability to track their bills, usage and settings and execute transactions and purchases. Digital Operator had 48.6 million downloads and 21.2 million three-month active users in 2019.

In 2019, we continued to use the Digital Operator app as the platform to offer a successful marketing campaign called “Shake & Win”, which has delivered 1.3 billion gifts to date, where most of these gifts were in the form of data, minutes or trial subscriptions to digital services such as TV+, fizy, Dergilik, lifebox, BiP and Paycell. We also launched Turkcell Gift Pool, a loyalty and gamification hub within the app where users can browse and claim gifts, rewards and privileges. Since its launch in October 2019, 12 million customers visited Turkcell Gift Pool over 100 million times. These have become a substantive medium for Turkcell subscribers to discover and experience our digital services.

UpCall

UpCall is an application enriching and facilitating our customers’ calling experience with its different features offered through our capabilities as a telecommunication operator. When a call is received from a number that is not saved in the user’s phonebook, the caller’s ID is displayed. The UpCall application also offers a smart search feature that enables the access to the identity of the owner of an unknown number based on the Turkish National Telephone Directory. Further, the application is capable of initiating a group call with a single click;

offers the opportunity to add a topic, picture or a sticker to the calls; enables a “do not disturb mode”, and proposes a set of ring tones for users who want to inform callers that they are currently not able to answer the call. As of December 31, 2019, UpCall was downloaded 8.4 million times.

Kopilot

The Kopilot device, along with its application, was launched in July 2018 with the aim of making cars smarter. It connects cars to smartphones and enables real-time monitoring of metrics on the vehicle’s performance and the driving experience, providing helpful information on driving behavior and preventative maintenance.

Supercam

The Supercam device, along with its application, was launched in June 2018 to ensure the safety of the home and the workplace. This closed-circuit camera system, provides a heightened experience to a growing number of users through its intelligent features.

Digital Society Solutions

Turkcell is not only focused on services that increases ARPU levels but also eager to use its digital and technical competencies to create value for society, help disadvantaged groups to obtain equal social inclusion and create a better future. This focus resulted in several digital society solutions, including Hello Hope, My Dream Companion, Whiz Kids, DQ, My Sign Language and My Gem Inside.

Hello Hope is a mobile application which aims at facilitating the lives of Syrian refugees in Turkey, and was launched as a corporate social responsibility project in September 2016. Previously recognized by the GSMA for best use of mobile technology in humanitarian and emergency situations, “Hello Hope” received another award from the World Summit for Information Society (WSIS), led by the International Telecommunications Union (ITU), the UN body for the telecommunications industry in 2017. Additionally, “Hello Hope” was selected among globally inspirational projects by the UNESCO-Pearson Initiative for Literacy and by mEducation Alliance.

The Whiz Kids project was initiated in 2016 under the auspices of the Ministry of National Education, and is aimed in particular at underprivileged children in rural areas of Turkey who show exceptional talent to realize their potential through the education of new technologies. Within the scope of the project, Turkcell first established technology laboratories for technological productivity; where students are introduced to robotic coding, 3D printers, robots and software equipment as well as Maths, Space Science, Internet of Things and Artificial Intelligence. Turkcell also created the Whiz Kids mobile application in 2019.

The DQ mobile application, launched in January 2019, is a project initiated by DQ Institute, aimed at improving children’s technical, cognitive, meta-cognitive, and socio-emotional competencies that are grounded in universal moral values and enable individuals to face the challenges and harness the opportunities related to digital services.

The My Dream Companion (“MDC”) application enables the visually impaired to access information in a fast and easy manner, and provides them more active and independent social life. Users can access thousands of daily news items, columns, audio books, trainings and magazines. MDC’s indoor navigation technology provides the visually impaired with and access to detailed information with regard to the stores they are passing by in shopping malls, and directs them to the appropriate store. Transportation technology of the application provides accessible transportation experience. Moreover, MDC provides audio description over a mobile application -a world first- without requiring any extra equipment or software.

My Sign Language is a mobile application that seeks to improve communication between hearing impaired people and people who do not know sign language. Written or spoken words/expressions can be instantly translated into video by the 3D Sign Language translator. It includes the most comprehensive Digital Sign Language dictionary with more than 3,500 words.

My Gem Inside is a mobile application offered fully free of charge to everyone in Turkey, that supports the cognitive, emotional and behavioral development of children with autism, and their development through inclusive education.

Arikovani (‘Beehive’ in Turkish) is a crowdfunding platform that helps entrepreneurs obtain funds needed to execute their technology or innovation-oriented projects. The main objectives of Arikovani are to increase Turkey’s domestic technology production and raise social awareness around technology production. By the end of 2019, 73 projects had raised over TRY 5.6 million with individual backers and corporate companies. Turkcell supports every project at the “crowd funding” stage and encourages other corporates to support these projects.

Digital Identity Management Services

Fast Login is a secure universal login solution which allows users to securely access a wide array of digital services and websites using their mobile phone or e-mail account for authentication. It is powered by GSMA under the Mobile Connect name and was launched in December 2015. Simply by matching the user to their mobile phone, Fast Login allows them to login to websites and applications quickly without the need to remember passwords and usernames. Fast Login is integrated to 60 Turkcell and 26 non-Turkcell applications with new technology upgrades. In 2019, Fast Login, having reached 23.2 million registered users, was used 490 million times with its easy, fast and secure mobile authentication service.

Mobile Signature, launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally-binding digital signature using SIM cards. Mobile Signature users can easily verify their personal identity in a digital environment and complete transactions remotely.

One Time Password is widely used by service providers as a secondary factor for authentication of transactions. The service allows service providers to send a single-use password via SMS to their end users in order to ensure transaction security. It is commonly used for online banking processes and login transactions.

(iv) Digital Business Services and Solutions

We have drawn up a completely new business model to offer vertical solutions in transportation, finance, healthcare, education, logistics, production, retail, energy and in similar fields with the aim of meeting needs of all industries. Moreover, added value services will be developed based on advanced technologies such as artificial intelligence, Internet of Things, and big data while alternative financing models will be offered as part of this new business model. We provide end-to-end digital solutions to private sector companies and public institutions. Thus, we contribute to Turkey’s growing digital economy offering value propositions which enable enterprises to increase their revenues.

Digital Business Infrastructure

Turkcell aims to increase the efficiency of companies through its digital business infrastructure solutions such as Domain, DNS, Web Hosting and Database services.

Turkcell has two managed Wi-Fi solutions. Smart Wi-Fi provides Wi-Fi Hotspot services to small businesses with certain core features that include the storing of Wi-Fi records, all-access carrier, consumer analytics and customer-oriented marketing. Enterprise Wi-Fi provides customizable Wi-Fi hotspot services for enterprises. It is fully compliant with data privacy regulations and is equipped with online advertising features, Wi-Fi analytics and access-logs storing capabilities.

Turkcell Single Office service enables companies to switch their on-premise PBX hardware to a cloud-based unified communication service. This service is fully managed and operated by Turkcell teams, and customers are provided with IP phones and flexible payment models.

Managed Security Services is provided to corporate customers for their cyber-security needs and includes DDOS protection, managed firewall services, penetration and vulnerability services, threat intel services and a managed security operation center.

SD-WAN (software-defined networking in a wide area network) Services, launched at the beginning of 2019, provides tools for enterprise customers to minimize the time allocated for network management and to strengthen branch security. With SD-WAN technology, Turkcell enables cloud-based network services such as firewall, security and routing for enterprise customers. SD-WAN also provides multi-tenant architecture, bonding detailed monitoring, and app-based traffic engineering features.

Digital Business Applications

Business Applications gives corporate customers a competitive advantage by providing non-core industrial solutions. Fleet management, employee tracking, push-to-talk services, cloud-based SaaS products, digital invoicing solutions, and new generation cash register solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience.

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

Managed Services – End to End Solutions

We offer our end to end digital solutions that we implement in our corporate business sector. In these projects, we analyze the needs of our customers from every sector and provide tailored solutions to our customers’ individual needs—we have implemented close to 1,000 projects to date. With our project management team, we implement network, security and system management, application management, end-user support, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

Cloud Services

Turkcell offers a wide range of cloud solutions for its corporate customers. These services range from co-location solutions to infrastructure (next generation virtual server, virtual data center), backup, disaster recovery and security services. In 2019, Turkcell managed over 8,000 virtual servers and protected more than 5 Petabyte of data for its corporate customers. As of December 31, 2019, our datacenters are based across eight locations in Turkey on approximately 33,500 sqm. of total data center white space area.

In addition to traditional data centers located in Dudullu, Kartal, Davutpasa, Yenibosna and Sogutozu, with a total white space area, refers to the area where IT equipment are placed, of approximately 15 thousand sqm., we built our first new generation data center in Gebze in 2016, which has an area of 33 thousand sqm. with 10 thousand sqm. of white space and 30 MVA power capacity, thereby meeting the highest corporate standards. In 2018, we invested in our Izmir data center which has 2,350 sqm. white space. In late 2019, we built a new third generation data center in Ankara, the largest in Turkey with its 12 thousand sqm of white space area.

Turkcell offers cloud-based applications from its data centers. Apart from the basic hosting and e-mail solutions, Turkcell offers cloud-based productivity applications, such as e-company, which enable corporate customers to manage their financial processes with already integrated accounting, e-invoice, e-ledger and e-archive invoice products.

We have integrated all of our cloud services on the website, www.turkcellbulut.com. Through this platform, users may configure their infrastructure and software services within minutes and manage them through a self-service portal. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs.

IoT Products & Solution Management

Since 2009, Turkcell has focused on its Machine-to-Machine (“M2M”) and IoT business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2019, the number of M2M subscribers increased to 2.6 million compared to 2.4 million as of December 31, 2018.

In addition to the M2M Platform, Turkcell launched its IoT Platform in November 2019, which enables enterprises to transform ordinary devices into connected devices and data into actionable information. It gives them control of their IoT solutions, providing them with the visibility and intelligence required to transform how they do business. An online dashboard of tools and data feeds, Turkcell IoT Platform is a one-stop IoT platform for device management, data collection, data visualization, application development and runtime analytics. Turkcell IoT Platform runs on turkcellbulut.com, which is a fully automated cloud platform. It offers true multi-tenancy, scalability & high availability and security.

Turkcell will continue to pioneer this business line with the release of services on upcoming new technologies such as consumer/corporate IoT and NB-IoT (NarrowBand-Internet of Things). Turkcell aims to launch new end-to-end solutions on specific IoT verticals in the upcoming periods.

Transportation & Energy

Smart transportation, a key IoT vertical for Smart Places & Business Applications, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2C/B2B vehicle tracking, connected car solutions and fleet management. Within the Turkcell Kopilot product family, Turkcell DBS enables firms to track their fleet on maps, access critical reports about their fleet and encourage their drivers to drive safely through a single, user-friendly platform.

Turkcell designs industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated energy solutions. Turkcell provides solutions to create smart factories and has explored various needs and solutions in the overall energy market. We offer smart energy solutions through partnerships since 2015 to help corporates monitor their energy consumption and increase their efficiency. Turkcell has recently launched a new smart energy service named ‘Turkcell Enerjim’, which targets corporate customers.

Smart Cities & Environmental Solutions

Smart cities and environmental solutions aim to digitally facilitate the lives of citizens and help government institutions deal with challenges raised by urbanization and operate more efficiently. Turkcell aims to expand its role on the smart city value chain through its solutions for transportation, energy, environment, security management, etc. with its strong business partner ecosystem.

Turkcell continues to support farmers by investing in the field of digital agriculture and livestock. In 2019, more than thirty thousand farmers grew their crops more efficiently with the help of Turkcell SMS information services, including village-based daily weather forecasts and right cultivation method recommendations.

Turkcell Filiz, launched in late November 2018, is a mobile application and used with the soil-weather IoT station. It provides instant data regarding fields and aims to increase the productivity of farmers by assisting them with their irrigation and spraying decisions according to soil and weather conditions.

Smart Ear Tag provides real-time monitoring and analysis of farm animals in order to enable farmers detect and prevent livestock health issues.

Big Data & Analytics Services

Turkcell offers analytics services to companies to help them understand sector dynamics. These services also enable companies to obtain information on their customer base by providing demographic and behavioral analysis or competitor analysis to help them support their marketing strategy through data.

Turkcell Insights as a Service (Business Insights)

Turkcell re-designed its B2B insight services in 2019 to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brands’ and competitors’ customer profile, branch visits, crowdedness, and purchasing behavior, etc. This serves as an innovative and data-based alternative to traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision-making process for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand.

Turkcell Analytics as a Service (Business Analytics)

Turkcell has developed unique solutions to enrich customer offerings by analyzing the behavioral data of Turkcell users. These services help customers improve their analytics models such as credit risk scoring, fraud scoring, digital customer scoring and customer segmentations.

Location Based Services

Corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil (“Team Mobile”). Team Mobile is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes at a minimal investment cost for companies.

Management of Hospital Information Systems

We are involved in “City Hospitals” projects in cooperation with Ronesans Health Investment (four city hospitals) and Akfen (one city hospital). Five city hospitals currently operate through “Management of Hospital Information Systems” built by Turkcell. Further, we have reached an agreement for two new city hospitals which will be in service in 2020. Through these agreements, we have strengthened our leading position in the public-private partnership market in terms of both the number of beds and the number of hospitals.

Partner Ecosystem and Vendors

We focus on creating prospects for hardware and system integration projects through Partner Ecosystem. Our wide network of these business partners enables our services to achieve sales targets. Moreover, we have also entered into special partnering agreements with global IT vendors to provide a wide range of products and services for our customers.

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our digital services & solutions.

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, and our consumer finance company, Financell.

The vision of Paycell is to be an enabler on financial inclusion with the combination of technology and financial services. Paycell was established to provide techfin services including mobile wallet, direct carrier billing, inter-city subway/bus card uploads (Istanbul-Card), utility payments, money transfers, prepaid cards (physical and virtual), QR code payments and POS solutions. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to the consumers while facilitating further revenue generation for the merchants through payment and CRM solutions. For its customers, Paycell, through the Paycell mobile application, offers quick and easy payments via QR code, easy money transfers, loyalty advantages and cross-promotions, which position Paycell as a “Super App”. In the fragmented techfin market in Turkey, where competition is focused on providing solutions in particular verticals, Paycell differentiates and stands out with its strong positioning enabled by its wide portfolio of services as well as its access to its parent Turkcell’s deep technology expertise, large customer base and sales channel. Meanwhile, Paycell’s core value proposition for merchants is the ability to know their customers better, offer targeted deals and offer a quick and easy method of payment which, at the same time, accumulates customer data for the merchant. Paycell also offers online payment infrastructure systems in order to increase its foothold both in online and offline commerce.

Moreover, regulatory environment, which have become more supportive following the introduction of recent legislations mainly on mobile POS usage, open banking, and e-money, also has the potential to positively impact techfin activities.

Our consumer finance company, Financell serves to meet the financial needs of individual and corporate customers for their technology products. Furthermore, Turkcell Sigorta Aracilik Hizmetleri A.S. (“Turkcell Sigorta”), established in 2018, is specialized in the field of tech insurance, where technology and insurance meet.

(vi) Wholesale

(i) International Roaming

Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2019, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 581 operators.

We provide roaming services for prepaid subscribers of foreign mobile operators visiting Turkey since July 2002. As of December 31, 2019, we offered prepaid roaming to the prepaid subscribers of 380 operators from 168 destinations. We offer roaming services for Turkcell prepaid subscribers traveling abroad since October 2004. As of December 31, 2019, we offered prepaid roaming to Turkcell prepaid subscribers through 427 operators in 186 destinations. We also offer GPRS roaming since October 2002. As of December 31, 2019, we provided GPRS service through 201 destinations by 504 GPRS roaming partners. As of December 31, 2019, our subscribers can send SMS to more than 724 mobile operators located in 209 destinations. Since December 2005, our subscribers are able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2019, our subscribers were able to send MMS to 390 mobile operators in 142 destinations. As of December 31, 2019, our subscribers enjoyed 3G mobile internet connections with 437 operators in 190 destinations. On January 20, 2015, we launched LTE roaming services for our subscribers at many different locations around the world. As of December 31, 2019, our subscribers experienced LTE roaming services with 236 operators in 124 destinations. On April 1, 2016, we launched LTE roaming services for visitors from many different countries. As of December 31, 2019, subscribers of 203 operators from 103 different locations experienced LTE roaming services on the Turkcell network.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 9.4 million in 2019 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 3.5 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to “Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)”.

(ii) Wholesale Voice

Turkcell and Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2019, Turkcell Superonline had interconnection agreements with over 50 national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, TT Mobil and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2019, Turkcell had interconnection agreements with over 40 fixed line and mobile operators and carriers.

For Turkcell, current interconnection rates are based on the ICTA’s decision on Mobile Termination Rates (“MTRs”) and Fixed Termination Rates (“FTRs”). ICTA designated Turkcell as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Turkcell is obliged to provide access and call origination service to MVNOs and directory service providers. As of December 31, 2019, Turkcell had agreements with 11 Directory Service Providers. Commercial negotiations in view of reaching agreements with MVNOs are ongoing. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

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

Turkcell Superonline aims to transform the Silk Road into the Fiber Road, and has been taking important steps to develop Istanbul as the world’s newest internet base due to its geostrategic location. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships with the Tier-1 operators and strategic partners between Asia, the Middle East and Europe, such as RCN. Turkcell Superonline provides telecom services to more than 100 international operators including Tier-1 companies. As of December 31, 2019, we have the capacity to carry more than 8 Tbps of international traffic.

IV. Tariffs

Our charges for voice, data and digital services consist mainly of bundles and also monthly fees, usage prices, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national calls, data and some of our digital services.

“Comfort Packages” is a new payment plan structure launched in 2019 through which subscribers enter into a postpaid subscription contract under which monthly renewal is not mandatory and where add-on packages may be purchased via top-up packages. With Comfort Packages, our aim is to attract new subscribers and also, switch prepaid subscribers to the postpaid payment model.

Turkcell’s fixed offers are based on speed and quota. The tariffs are designed by taking different needs of different customer segments into consideration. Turkcell’s own fiber infrastructure enables fiber offers with speeds of up to 1000 Mbps, usually bundled with our TV product. In 2018, Turkcell also begun to offer a tariff for a speed of 10,000 Mbps. Turkcell’s ADSL service offers speeds up to 8 Mbps and also come as bundled with voice service. Since 2016, VDSL is offered to our customers using DSL products, with higher speeds of up to 100 Mbps. Cable offers speeds up to 24 Mbps. Our FWA product Superbox offers speeds up to 375 Mbps.

Turkcell’s strategy is focused on providing high quality service and creating value with an innovative approach rather than competing on prices. Accordingly, Turkcell aims to offer the best network quality to its customers, and also to be a leader in digital services. Better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply an inflationary pricing policy.

(i) Consumer Tariffs and Loyalty Programs

We mainly offer bundled packages including voice, data, SMS and various digital services. We focus on providing a leading mobile experience in Turkey, and in order to meet customer needs in different segments (such as youth) we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

We regularly selected cities, based on our market share, where we can deliver incremental growth, and deploy special tariff plans and campaigns to increase customer acquisition.

Our aim is to provide offers that are tailored to the individual needs of our customers, considering their location, tenure, and risk score. As a result of such efforts, in 2019 we increased upsell (i.e., customers that have been upgraded to a higher paid tariff) and we observe the positive reflections on ARPU growth.

We have various tariffs bundled with smart device campaigns offered jointly by our dealer channel. Such tariffs include voice minutes, SMS and data and digital services bundled with smart devices, and with these, we aim to facilitate a higher mobile broadband and digital services usage.

In fixed broadband products (fiber, DSL and Cable internet), we have various tariffs for different internet speeds and quota. We offer 15 Mbps to 1000 Mbps internet speed for fiber internet, which we serve through our own infrastructure. In 2018, we have launched our fiber internet offer with 10 Gbps speeds, which is offered only by our Company in Turkey. Starting in 2018, our fixed broadband tariffs are generally for a 12-month commitment (down from 24-months) while we continue to have customers on 24-month commitments. Starting late 2018, in line with regulatory developments, we removed the fair usage quota from our fixed broadband tariffs, offering a constant speed experience to our customers. Furthermore, we have started to offer services to our customers through the Vodafone and Turksat infrastructure as part of our mutual infrastructure sharing agreements.

We also offer IPTV service, namely TV+, bundled only with our fiber internet service on our fiber infrastructure. Our fixed voice service is bundled with our fixed broadband service. Further, we also tablet and desk phone campaigns in which terminals are offered jointly by dealers, bundled with Turkcell Superonline fixed data products.

For customers without fiber connectivity, we launched a wireless high-speed internet access service called Superbox. The required equipment is included in the subscription plan and uses our 4.5G network.

Turkcell intends to provide advantageous price schemes to consumer and corporate customers when abroad. With a customer-oriented focus, Turkcell offers alternatives to its subscribers with high- and low-roaming usage. All Turkcell postpaid customers can enjoy “Roam Like Home” offer, enabling them to use their domestic tariff while abroad by paying a certain daily fee.

We have three applications called Platinum, GNC, and Turkcell Bizce (formerly SIM) which serve as platforms for our loyalty programs.

Platinum is an application for both consumer and corporate subscribers with the Platinum tariff. Platinum tariffs include rich package content and are for those customers with a certain minimum ARPU level. Further, the Platinum app provides privileges and gifts such as plane tickets, free books, attractive co-branding offers, car park services at several shopping malls and more. Our digital services such as TV+ and lifebox are bundled with Platinum tariffs.

GNC is an application for the youth segment for both Turkcell subscribers and non-Turkcell users. The GNC app gives free internet two times a week through gamification. The GNC app also provides co-branding offers, and numerous education and career opportunities via Turkcell Academy. For a broader service for this segment, Turkcell WiFi hotspots provide high-speed internet in 61 university campuses. As part of this service, mobile connect technology provides all students, regardless of their respective operator, one GB of free internet on campus, while those who prefer Turkcell postpaid packages receive ten GB of free internet monthly. In 2019, Turkcell WiFi was used by more than 100 thousand users.

SIM, the first digital platform in Turkey specific to women for both Turkcell subscribers and non-Turkcell users, has been rebranded as “Turkcell Bizce” in March 2020. This is the women platform that supports equal opportunity, personal development and economic engagement for women. The usage of Turkcell Bizce is data free, enabling a better customer experience with new app design.

In addition, we have been conducting a marketing campaign called “Shake & Win”, which can be deemed a loyalty program. The campaign is available through our online self-service channel called “Digital Operator” (application) and extends various gifts including free one-month subscriptions to some of our digital services, free daily or weekly data quota. Also, we provide special gifts to our loyal customers who have beenTurkcell customers for over ten years and Platinum customers.

Further, in 2019, we launched a new loyalty program in the form of a marketing campaign via gamification called #youdoit. The campaign is available through a channel on BiP and announces a new task on a digital service every week. Customers who accomplish their weekly tasks are entitled to weekly data packages. This campaign has also contributed 4.9 million new users to our digital services to date, and will be used as a valuable loyalty platform for our digital services going forward.

We have also launched an interactive campaign called “Surprise Point” where customers join through BiP app and visit certain locations to receive similar gifts as in the case of Shake & Win campaign. These campaigns have not only helped to increase data usage, but also enabled our subscribers to become familiar with our digital services. They have also contributed to customer retention by increasing their loyalty.

(ii) Corporate Tariffs and Loyalty Programs

We focus on meeting the specific needs of varying corporate customer segments with tailored offers coupled with the best network and service experience. We offer various bundle packages including voice, data, SMS, company on-net and/or flat minutes and digital services. As we strive to become corporates’ technology partner in their digital transformation journey, we also provide a wide range of integrated solutions for them through our subsidiary, Turkcell Digital Business Solutions. These services include cloud services, security solutions, systems integration, consulting, innovation projects for the business fields of the future; such as data analytics, the Internet of Things, M2M Communication, Industry 4.0, and Artificial Intelligence.

One of our key focus is to provide our corporate customers with the best internet experience in both fixed and mobile connectivity. Through Turkcell Superonline’s independent fiber backbone as well as the DSL infrastructure of the incumbent fixed operator, we deliver fixed internet services.

We also aim to reduce the operating costs of our corporate customers by offering attractive co-branding offers for their main cost items. For example, the Win at Work loyalty program helps companies meet their basic company needs such as courier services, car leasing and translation at special discounted rates. Further, launched in 2019, our advantageous smartphone leasing plans aim at reducing their smart device procurement costs.

(iii) Wholesale Tariffs

In 2019, ensuring the necessary wholesale roaming cost basis has enabled us to support the new roaming consumer and corporate tariffs and propositions “Roam Like Home” was one of the main focuses of Wholesale Roaming Agreements.

Based on Turkcell’s roaming agreements, Turkcell hosts subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff for the specific call type. inter-operator tariff is a wholesale tariff applied between mobile operators with roaming agreements.

Interconnection rates in Turkey are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, TT Mobil, Turk Telekom and fixed telephony service operators.

With respect to data sales, Turkcell intends to provide competitive prices to promote Istanbul as a regional hub for peering and IP transit services and international capacities, as well as to support the domestic wholesale market through its robust network with feasible commercial conditions.

V. Churn

The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not provide the necessary payment for a period of 270 days are disconnected (this was changed in 2010 from 210 days). Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a twelve-month period.

In the first quarter of 2017, our mobile churn policy was extended from the regulatory minimum in Turkey of 9 months to 12 months, except with regard to prepaid customers who last topped up before March of each year, which will be disconnected by year-end at the latest. Prior periods have not been restated to reflect the change in churn policy. The mobile churn rate for 2017 disclosed in this document have been positively impacted by this change, in part due to the fact that we have been successful in reactivating certain subscriptions during the additional three-month extension. We believe that following this revision, the seasonality effect in churn rate, which is caused by periodic subscriber acquisition, has been reduced to a great extent. In this regard, we have deactivated 580 thousand inactive prepaid customers in 2019-end. Additionally, ICTA, through a board decision taken at the end of 2018, has imposed obligations on operators to record and to keep up-to-date identity information on their subscribers (both consumer and corporate segments and including the fixed segment), matching this information with the products/numbers that are being used. The decision also requires that operators complete missing information on existing subscribers and to terminate these subscriptions if the information is not provided within a given date. Likewise, foreigners are required to register their subscriptions with their “foreign identity number” if they are to use their subscription for more than 90 days, otherwise their subscriptions are also terminated after another period of 90 days during which they can only receive calls. These new obligations have resulted in a one-time bulk deactivation of subscriptions, especially of the subscriptions foreigners, impacting our churn rates in the third quarter and particularly in fourth quarter of 2019. In the third and fourth quarter of 2019, a total of 1.9 million mobile subscriber lines were disconnected as a result of this regulatory change. New subscriptions are made if and only if the required identity information is given upfront. We will monitor subscriptions accordingly and terminate if necessary (in cases of death, deportation, etc.). Such deactivations are expected to continue in the upcoming quarters but the impact is be expected to significantly lower.

In 2019, the average monthly mobile churn rate increased to 2.7% from 2.1% in 2018. Excluding the impact of the aforementioned regulatory change, this rate would be 2.3%.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL/Cable or vice versa counted in churn rate). Fixed broadband subscribers’ connection speed is decreased to 128kbps in 10-90 days according to the financial risk segment of the customers in case they do not pay their bills (changed in 2019 from 15-62 days). The legal process commences in 45-110 days from the due date of the unpaid bill (changed in 2019 from 104 days). The average monthly fixed churn rate was increased from 2.1% in 2019 compared to 1.8% in 2018. This rate also includes the minor effect of ICTA’s new aforementioned regulatory decision.

Starting in the third quarter of 2018, we changed the presentation of churn figures to demonstrate average monthly churn figures which we believe corresponds to market practice.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 795.8 million and TRY 938.5 million as of December 31, 2019 and 2018, respectively.

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

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas. In addition, in 2018, within the scope of the Ministry of Transport and Infrastructure’s Rural Coverage Project as part of universal services which we started in August 2013, about one thousand 4.5G base stations covering 1,623 villages with populations of less than 500 were installed. As per the universal service obligation, the network infrastructure serving these areas has to be shared by all operators. People living in these villages are currently served by LTE services (in addition to 2G) in a similar service quality provided in the urban areas. The daily lives of the 250 thousand people in these villages have been improved thanks to enhanced mobile communication and high-speed mobile internet services. ULAK (local network vendor producing 4.5G base stations)’s 4.5G radio equipment was used markedly, corresponding to about half of total deployments.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

In 2019, we have continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We have been using 3G and 4.5G Small Cells (such as Femto, pico and micro) to enhance our coverage and capacity where necessary. Additionally, 3G and 4.5G repeaters have been used to extend the network coverage without adding new sites.

Our fixed communications network is designed to provide high capacity and high-quality service to consumer and corporate customers. Moreover, we believe that it is well designed and implemented to provide capacity to our mobile network. Our fixed network has the capability to carry large volumes of data and internet traffic in-country, and is also connected to national and international telecom operators.

As of December 31, 2019 our own fiber network reached 46,035 kilometers and connects all cities across Turkey. In 21 cities we have fiber to the home (“FTTH”) network and home pass, whereby the number of premises that are connected to our fiber network has reached nearly 3.6 million. Through partnership engagements in 2019, we have become capable of delivering fiber and cable (hybrid-fiber coaxial) internet service to 6.7 million households in 28 cities. We also provide enterprise Wi-Fi services.

In the fixed access network we have two main network structures called fiber to the building (“FTTB”) and FTTH. In FTTB network, we are installing switches to access our subscribers. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network technology for residential and business subscribers. These network structures enable Turkcell to offer triple play services (High speed internet, TV, Voice over IP). The fixed access network also provides bandwidth requirement for mobile sites with Metro Ethernet services. In addition to our current network expansion, Turkcell has started using Turksat cable infrastructure to provide high speed internet service to new customers.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the ICTA statement. Typically, “Call Drop” was one of the major Quality of Service figures that we focused on during 2019.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during all day. Using such industry standards for dropped calls, our dropped call rate for our 2G&3G network has further decreased below 0.29% in 2019.

The rate of service quality is being enhanced continuously due to extensive network optimization and investments in our 2G and 3G network to improve the quality and capacity of the network. According to the statistics gathered from vendors, Turkcell has one of the best 2G and 3G dropped call rates compared to other networks around the world. As Turkcell has built one of the most robust LTE networks globally, in terms of VOLTE performance, Turkcell has already obtained a low drop rate in VOLTE, which is below 0.26%.

We have been offloading voice and data traffic by utilizing small cells in the network for an improved customer experience. Together with Turkcell Superonline, we have also implemented Wi-Fi offload integrated with the Turkcell 3G and 4.5G networks to further enhance the customer experience. Additionally, we are using a variety of solutions such as the Special Distributed Antenna Solutions (especially for major stadiums) indoor active systems that simplify deployment and streamline capacity/coverage expansions, and outdoor products to optimize the coverage and capacity of our Radio Access Network.

Turkcell received the first ISO 9001 certificate in 1999. Since then, independent firms have been auditing Turkcell’s management system annually and have been renewing the certificate every three years within the scope of International Mobile Communications Design, Installation, Operation, Sales and After Sales Services. The most recent certificate was received on December 3, 2019 based on ISO 9001:2015 Quality Management Standards. This certificate will be valid until December 3, 2022. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements. Turkcell and Superonline still maintain ISO 20000 certificates (ISO 20000-1:2011).

On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology to meet the future requirements which allows us to improve our quality of service performance.

The optical transmission network relying on Dense Wavelength Division Multiplexing (“DWDM”) systems with Automatically Switching Optical Network (“ASON”) and Optical Transport Network (“OTN”) using protection mechanisms benefits from alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provides an availability experience up to 99.999%; a quality level defining the transmission network as an upper level “carrier-class” network.

c. Network Evolution

(i) Radio Network

With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets available to mobile operators in Turkey. Leveraging the advantage of our large spectrum assets and significant network infrastructure investments, our 4.5G network evolved from peak speeds of 375 Mbps to 1.2 Gbps. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing high-end features like 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, Narrow Band IoT (NB-IoT), eMTC and LAA. In the future, as technology and its ecosystem evolve to new heights, we expect to introduce new capabilities to sustain our technology leadership, enhance customer experience and enable new services.

We upgraded our network in 32 provinces by modernizing our 2G and 3G network, attaining higher capacity, better customer experience and up to 35% energy efficiency. This modernization has also enabled us to utilize our spectrum assets more efficiently and helped speed up our spectrum refarming efforts in 900 MHz and 2100 MHz bands. By conducting modernization projects, we have achieved an energy efficiency improvement up to 35% on our 3G/2G networks. The modernization also enables us to use multiple technologies (LTE, UMTS and GSM) in a mixed mode configuration in the same hardware units located at the sites, providing smaller footprints and cost reduction as we repurpose existing spectrum for newer technologies.

Although the 900 MHz band is still primarily used for GSM900, we have been rolling out UMTS900 to provide a much stronger 3G coverage layer for voice calls redirected from the 4.5G network via a technique called CS Fallback (CSFB) for deep indoor and improved rural coverage. This has been possible with certain previous projects such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. As the next step, we have started deploying second UMTS900 carrier, which leads to a more efficient utilization of 900 MHz band and generate additional capacity. As we migrate 3G traffic to 900 MHz, we obtain a capacity boost in the 2100 MHz band, which allows us to repurpose it gradually for LTE. In this regard, we have started deploying LTE in the 2100 MHz band, previously used by 3G only, for more efficient usage with LTE2100, enlarging our 4.5G footprint in a cost-efficient manner and improving user experience.

In the IMT-Advanced (“4.5G”) tender held on August 26, 2015, Turkcell acquired large amounts of FDD spectrum: 2x10 MHz from the 800 MHz, an additional 2x1.4 MHz from the 900 MHz, 2x29.8 MHz from the 1800 MHz, additional 2x10 MHz from the 2100 MHz and 2x25 MHz from the 2600 MHz frequency bands. And for TDD frequencies, 1x10 MHz from the 2100 MHz and 1x10 MHz from the 2600 MHz bands were also acquired. All frequency bands are technology-neutral and can be used for any technology, providing efficiency and flexibility for spectrum usage in the network. We currently use the 900 MHz band for 2G and 3G, the 2100 MHz band for 3G and 4.5G, and the 800 MHz, 1800 MHz and 2600 MHz bands for 4.5G.

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. We activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became among the first mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until April 2023; however most of our voice traffic is already carried by our 3G network, which has enabled us to gradually make our 2G network leaner without impacting our customers. As the terminal support base grows, we expect voice services to be migrated to the 4.5G network from legacy 3G/2G networks.

In order to provide a solution for VPN over wireless technologies like 4.5G, we have announced the Mobile VPN offer to our corporate customers. With this solution, corporates are able to connect to the internet cloud over a wireless interface using 4.5G technology, without sacrificing their service quality requirements. This is a fast and flexible solution for connections between their branch offices and headquarters.

Through our ongoing investment in 4.5G infrastructure, we became the first operator in Turkey to support NB-IoT, which is required for a new generation of innovative IoT applications on 4.5G networks. This technology is now available on request across our whole 4.5G footprint and enables machines to communicate faster and more effectively. Furthermore, through our Cat-M (eMTC) network support which enables fleet management, asset tracking and smart metering, we are able to provide higher data transfer throughput and have greater mobility for M2M communications. With regard to international recognition, in 2018, we won two technology awards for our accomplishments in RAN technology, namely for our ‘Connected Parking’ project from IoT World Europe (Best End to End IoT Solution Award) and ‘Smart Irrigation’ project from Telecoms World Middle East (Innovation Award).

We provide a “Wireless to the Home” or FWA (Fixed Wireless Access) service called Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The required equipment is included in the subscription plan and uses 4.5G network as a backhaul to provide internet connectivity in customers’ premises. As part of 5G preparations, we have demonstrated 5G FWA capability in a millimeter wave band (28GHz), which was the first 5G live network test in Turkey.

For real-life scenarios in which the terrestrial network may be down or unable to provide the required coverage, we have developed a technology called ‘Dronecell’ which provides 4.5G coverage from airborne drones with the help of a micro base station installed on the drones. This solution can be useful when communications in the areas are affected by natural disasters, or when temporary coverage in some other areas is necessary.

Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We have thoroughly tested the Massive MIMO technology (for both frequency division duplex (“FDD”) and time division duplex (“TDD”)), which can be deployed to meet capacity demands in dense areas. These collective activities help to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkey.

Furthermore, we have been closely cooperating with our network vendors for long term prospects through projects that enable Turkcell to deploy the latest technologies even before their availability on the market. This puts Turkcell at the forefront of the technology race and allows for the evaluating of the new technology benefits in the development phase, and then their timely deployment upon their commercial availability.

Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (UDI), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Turkey’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Turkey. Additionally, CTG (Communications Technologies Group) aims to provide an end-to-end local and national 5G solution, which is funded by TUBITAK (The Scientific and Technological Research Council of Turkey). Turkcell is one of the major project partners of this group, and is responsible for generating use cases and requirements.

In the scope of 5G technology as Turkcell we participate in the activities of international organizations such as 3GPP, ITU-T, NGMN, 5G IA (the private arm of 5G-PPP) ONF, TIP and GSMA by joining in meetings, work groups, projects and programs to follow the latest developments and shape our future strategies accordingly. In this context, Turkcell has started to lead NGMN’s “5G Pre-Commercial Networks Trials” project, aiming to test the earliest 5G equipment prototypes in the field. Moving beyond the state-of-the-art in another project, the 5G-MOBIX consortium serves to develop 5G-enabled cooperative, connected and automated mobility for vehicles, where Turkcell is the leader of the Greece-Turkey corridor. For 5G-MOBIX, which happens to be the first 5G-PPP and also the Horizon2020 project of Turkcell, C-V2X use cases tailor-made to ameliorate impediments to an efficient crossing of the hard borders between Turkey and Greece. To extend its reach and knowledge base, Turkcell has also signed agreements with vendors (Ericsson, Huawei, Samsung, ZTE, Aselsan) to collaborate in the research & development activities as well as realization of novel 5G use cases. In addition to technology organizations and vendors, Turkcell has been engaging with universities and research centers. Specifically, a MoU for 5G Research and Development has been signed with some major universities in Turkey within the scope of “The 5G Valley” initiative led by the ICTA.

With the leading global vendors including Ericsson, Huawei and Samsung, we have been demonstrating and trialing 5G since 2017. Within the scope of the first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We currently have an All-IP mobile backhaul for BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage of up to 450 Mbps 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages resulting from severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we have migrated from SDH based leased lines to DWDM, or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

We have also started a renovation program in order to converge fixed and mobile backhaul transport networks, scheduled to be completed in 2020. More than 25% of the transport-IP network was converged with high scale and the leading-edge technology routers in order to be ready for the capacity demand of 5G applications.

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

(iv) Fixed Network

Our own fiber optic network provides up to 1000 Mbps high speed internet service in 21 cities across Turkey. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. Since February 2018, we offer 10 Gbps high speed internet as an on-demand service.

We are providing end-to-end Wi-Fi services for our Enterprise customers, which enables their guests to access WiFi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

We also provide smart Wi-Fi services for Soho Customer, which provides login and Wi-Fi connectivity to customers. The service provides plug and play for easy installations.

We use Turksat cable network for Fixed Virtual Network Operator (FVNO) services, with the goal of reaching more homes with our services.

Furthermore, Turkcell has launched commercial 400 Gpbs per wavelength using single channels in its backbone. We are continuously investing in our backbone network in order to be prepared for bandwidth-intensive services with the latest technology. Fixed networks provide backhaul that not only connects the signal towers to the telecom network, but also allows for enough bandwidth to support operations in 4.5G. This is creating an environment in which optical cabling and fiber to Ethernet media converters are among the most important parts of a mobile network. As a result, fiber will remain an integral part of telecom networks.

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

d. Network Operations

We have primarily employed experienced internal personnel for network engineering and other design activities, while employing suppliers for our network infrastructure and as our partners in product/service development. Our suppliers install the base station cell site equipment and switches on a turn-key basis, while subcontractors employed by our suppliers perform the actual site preparation.

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

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building facades and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers are performed by our wholly-owned subsidiary, Global Tower. We lease the land and provide site management services (yearly rental payments, contract renewals, rework permits) through Global Tower. If we decide to buy the land, another wholly-owned subsidiary, Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), handles the necessary procedures. We also manage all these processes for technical demands for Turkcell Superonline and Global Tower.

g. Business Continuity Management (“BCM”)

Turkcell Business Continuity Management identifies potential threats and their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities. We established the Business Continuity Management System (“BCMS”) to implement, operate, monitor, review, maintain and improve the business continuity.

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2019, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

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

Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” internationally while preserving our image as a reputable and solid integrated service provider.

h. Enterprise Risk Management (“ERM”)

Turkcell’s Enterprise Risk Management team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks that may impact the decision-making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses controls, issues and actions are developed and the entire process is monitored.

Turkcell’s ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as workshops, brainstorming sessions, risk reporting from division directors and risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. The risk database, monitored by the ERM team and new risks and opportunities, updates on on-going risks, financial risks, cyber risks and risk and trend research from the around the world are reported to the Early Detection of Risk Committee bi-monthly.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We support our sales efforts through one of the largest retail telecommunications distribution networks in Turkey, with more than 1,300 branded stores, many with prime locations, as well as more than 4,000 semi-branded dealers as of December 31, 2019. Our two exclusive distributors provide our products and services as well as consumer technologies (such as handsets, tablets, notebooks, IoT devices and accessories) and aftersales services for this wide network of dealers, while eight exclusive Turkcell Distribution Centers (TDCs) focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team, which realizes approximately 135 thousand connected home technology transactions per month. This provides us an important channel on which to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of over 657 personnel who can offer tailored solutions to their respective segments.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, TDCs, Corporate Solution Centers, semi-branded dealers and Turkcell Branded Stores (Turkcell Plus & Turkcell), as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs and Points of Sale (POSs). We sell postpaid and prepaid services, fixed and mobile solutions and digital services to subscribers through our distribution network. The number of branded and semi-branded dealers, including corporate solution centers, totaled over 5,450 sales points as of December 31, 2019.

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

The Turkcell GO project digitizes the sales dialogue between our employees and our customers. The sales platform of Turkcell GO presents the smart phones, tariffs and digital services to the customer with a customer based visual design, easy and meaningful way. GO offers personalized tariff model to the customers and helps to deliver a higher customer experience. Meanwhile GO also provides the opportunity of instant training for employees.

Turkcell stores product portfolio has been enriched with new products such as Superbox, subscription to Digiturk and Paycell. In addition, more than 200 institutions’ bills have become payable at Turkcell stores.

In 2019, we continued basic retail employee certificate program with a 94% success rate, which corresponds to the rate of the certified employees in the total store sales force. In addition to the basic program, we had launched the “Advanced Retail Certificate Program” for experienced store employees in 2018. In 2019, our Advanced Retail Certificate Program has continued as a face-to-face training program in collaboration with Marmara University, and is aimed at training our employees in retail sales.

Furthermore, we prepared a Finance Certificate Program in order to provide our store employees with finance expertise. A total of approximately 5,000 store employees successfully completed the training and qualified for the “Insurance Training Center” exams.

Our non-branded dealer network provides us with a high penetration of Turkcell products and services in Turkey. Adding one more TDC to our ecosystem, our 8 TDC’s are aimed at enhancing our distribution effectiveness in the non-branded channel and ensuring the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under four main branches: Call center, online channel, which includes the company’s web site and the Digital Operator app, non-telco sales and the Turkcell Flagship Store.

We offer our customers fast and safe access to our products and services 24/7 via our call center, our web site (www.turkcell.com.tr) and the Digital Operator app. Our web site has been serving as a sales channel since 2012. Besides Turkcell’s digitalized products and services, we have offers under other categories, including smartphones, tablets, computers, mobile accessories and home technologies. Another channel is our non-telco channel (which consists of ATMs, Call Centers, internet branches of banks and chain stores) where we provide our customers with the opportunity to access Turkcell’s products easily and quickly. We also proactively reach our customers and satisfy their needs easily and safely when they need our products and services through our telesales channel. Further, we also serve through our flagship store in Istanbul.

Alternative sales channels are the main channel for digital services sales. In 2019, 1.8 million units of TV+, lifebox, fizy products have been sold over alternative sales channels using big data in conjunction with our analytical models and machine learning.

All dealers are compensated based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Our sales management team develops strong relationships with dealers and promotes brand loyalty among them through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. Our specialized sales employees, who are obliged to obtain a certificate to be eligible to work at the stores, serve around 220 million visitors annually. The certification program for our employees is quite extensive and involves different stages. The program began in April 2016 and has been widened with the inclusion of online assessments. The program has been created with a view to improving employee experience and making Turkcell an attractive work place. The technological development projects, coupled with merchandising services, digital display and channel specific campaigns, helps to support the sales efforts across all of our sales channels.

Corporate clients are managed in four different segments: Public Accounts, Strategic Accounts, Major Accounts, Small and Medium Sized Businesses Accounts. The first three segments’ customers are directly contacted by Turkcell’s Account Managers, while dealers and telesales teams manage the Small and Medium Sized Business segment.

Within Turkcell’s sales teams, along with Telecom Services, Mobile Product and Solution Specialists, Fixed Product and Solution Specialists, Corporate Data Network, DC Cloud, Cyber Security Specialists and Managed Services teams specialized in IT solutions cater to the corporate clients. Vertical solution teams were formed to develop such solutions for eight sectors including retail, manufacturing, energy, healthcare, education, finance, transportation and logistics. These teams aim to create cross industry solutions to serve the digital transformation of Turkcell’s corporate clients.

Turkcell also provides turnkey mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners in Turkcell Satis.

b. Advertising

Turkcell has positioned itself as a digital operator, providing a portfolio of digital services that add value to its customers’ lives. We base our communication efforts on three pillars that underline our digital operator strategy. The first pillar comprises our four key assets that we believe ensure our position as the market leader: our integrated mobile and fixed infrastructure, the social responsibility projects that we undertake throughout the year, our brand perception; and the “firsts” we have marked in the Turkish market. The second pillar focuses on providing offers that are tailored to the needs of our customers through analyzing their behavior with enhanced AI features. The third pillar includes our digital services that connect our customers with what the digital world has to offer.

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide basic and premium services through several channels in a customer-focused manner. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction. We continuously ask our customers how satisfied they are with the service they receive and for any suggestions through near real-time mobile surveys. We aim to achieve operational excellence throughout all customer touch points across every customer segment by continuously improving and simplifying processes and services. Customer feedback is the major input for Turkcell’s continuous process and journey for improvement.

With respect to the provision of customer services we mainly work with our subsidiary Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24/7 contact center services at several sites. In 2019, Turkcell Global Bilgi managed approximately 113 million calls received through its interactive voice response system. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi also offers telesales and Information and Communication Technology (ICT) helpdesk services. Turkcell Global Bilgi’s success has been affirmed by a number of domestic and international awards in 2019.

We have prioritized the “digitalization” of our customers. Accordingly, we have invested in our online self-service channels and aim for the migration of our customers on those channels.

Our primary online self-service channel, the Digital Operator app offers efficient solutions under “Digital Shop”, “Digital My Account” and “Digital Support” sections. Under the Digital My Account section, our customers can complete Turkcell related transactions such as paying bills and verifying their usage. Under “Digital Shop” section, the app offers Turkcell products according to customers’ usage habits as well as any device, accessory, application or package that is in our portfolio. Under “Digital Support”, we offer customer service solutions. The three-month active customers of the application reached 21.2 million.

Our customers can also manage their fixed internet subscriptions from the same Digital Operator application by switching between their accounts within the application. Nearly 300 thousand Turkcell Superonline customers make 2.7 million transactions monthly using the Digital Operator app.

For corporate customers, account managers are assigned for an exclusive service. An account manager serves as the single point of contact and provides solutions in response to customer needs. While we serve our corporate customers by categorizing them under four segments, we also support them through e-mails, calls and dedicated back offices under the umbrella of our contact center. We have corporate customer representatives to support direct requests from our public accounts, strategic and major enterprises, medium businesses and/or to support indirect requests received through our account managers. In addition, for small businesses, we aim to meet faster and higher quality service standards by providing online solutions to support our sales teams with our “Field Support Desk”. Moreover, we have enriched our corporate application called “My Company” with the addition of new tariff and bill features, fast login and new campaigns to improve digital customer experience. In 2019, 82 thousand companies have experienced the convenience and speed of doing self-service transactions for their corporate lines by using My Company app for an average of 12 million transactions monthly. In 2019, 230 million transactions were implemented over My Company’s web and mobile application platforms, which were used by 196 thousand companies.

Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily without connecting to the call center . Customers can also contact Turkcell via instant messaging to ask a question about their lines or our applications. In 2019, there were 1.6 million such chat sessions on average per month. With artificial intelligence based chatbot technology, Turkcell has increased the automation level of its instant chat-based services for its customers.

Turkcell connects with social media users 24/7 with a total of 54 accounts on Facebook, Twitter, Instagram, YouTube and LinkedIn. We respond to nearly 165 thousand comments from 50 thousand social media users per month.

We conducted numerous projects to improve customer experience over IVR, a digital channel connecting Turkcell to its customers. We enabled customers to check their credit limits via IVR and complete their transactions over the digital channel without connecting to the call center. Turkcell can proactively provide customers who contact the call center with complaints regarding calling and internet experience with real-time solutions and offer location reset services.

Turkcell has received ISO 10002 certification since 2011 and continuously renews its ISO 10002 certification annually within the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002: 2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate was received in 2019.

Turkcell encourages all employees to embrace an “I’m here for my customer” approach and awareness. In this respect, Turkcell initiated the “Customer Action Transformation Program”. As part of this program, all Turkcell employees are expected to take decisions and design products and services with the aim of making customers feel safe, valuable and happy. As part of this program, we analyzed and interpreted a high level of customer feedback received through our call centers, social media channels as well as through chat and emails in 2019. Based on these analyses, we have determined areas of improvement and put an action plan in place.

IX. International and Domestic Subsidiaries

A component of our strategy is to grow or improve our business in our home market and in the international markets where we are already present. Continued strong operations in the countries in which we are currently present is important for us. We believe these operations offer growth opportunities and we expect them to provide additional value to the Group in the future.

While continued improvement of our current operations is a key priority, we will seek and evaluate the opportunities of offering our portfolio of digital and financial services, both in Turkey and in international markets, and increasing their number of users.

Ukraine—lifecell

We acquired our interest in our subsidiary lifecell (formerly known as “LLC Astelit” or “Astelit” operating under the “life:)” brand) on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications, from its shareholders.

On July 10, 2015, we completed the acquisition of SCM’s 44.96% stake in our Netherlands-based subsidiary Euroasia Telecommunications Holding B.V, which owns 100% of LLC Astelit, and which merged with Lifecell Ventures in December 2016. The terms of the acquisition required a payment of $100 million as consideration for the acquisition, the payment of Astelit’s debts obtained through and with the guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group was party and the release of SCM Group in this regard. In accordance with IFRS 10 “Consolidated Financial Statements”, the acquisition of the remaining 44.96% in Astelit for a total consideration of $100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized, while the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015.

Following this transaction, Astelit’s borrowings obtained from and with the guarantee of SCM Group were repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital was increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015.

After ten years of successful history in the industry, on January 15, 2016 Astelit announced a new stage of its development which started with large-scale rebranding into “lifecell”, and in connection therewith changed its legal name to “lifecell LLC” on February 2, 2016.

In April 2016, lifecell sold 811 towers to a subsidiary of Turkcell in Ukraine, UkrTower LLC (“UkrTower”), and signed a tower lease agreement which allows lifecell to leaseback these assets.

On July 7, 2017, Turkcell injected $74 million (equivalent to TRY 268 million) in the capital of lifecell. Funds were allocated for the repayment of the abovementioned subordinated loan. On July 10, 2017, lifecell repaid $72.8 million to the Company (equivalent to TRY 264 million): $66 million of principal and $6.8 million of interest.

On February 8, 2018, the capital of lifecell was increased again by $65 million (equivalent to TRY 259 million) in preparation for the 4G license tender in Ukraine. The injection was executed in four tranches: $10 million on February 9, 2018, $30 million on February 14, 2018, $20 million on April 4, 2018 and $5 million on August 9, 2019.

On September 11, 2019, lifecell obtained a EUR 28 million (equivalent to TRY 175 million) subordinated loan directly from the Company. The proceeds were used for the reduction of the lifecell loan portfolio. As of 31 December, 2019, the company utilized loans fully denominated in local currency of UAH 4.2 billion (equivalent to TRY 1.0 billion as of December 31, 2019) under the guarantee of Turkcell.

As of December 31, 2019, lifecell had 8.9 million registered subscribers. The majority of those were prepaid subscribers. lifecell’s three-month active subscribers had reached 7.4 million as of December 31, 2019.

The company is known in the market as dynamic and innovative as it was the first to introduce a number of new technologies and products in the Ukrainian mobile market. The company is highly motivated to sustain its innovation leadership in marketing and sales. There were 265 exclusive lifecell shops in 130 cities across Ukraine as of December 31, 2019. There are 33 “facelifted” and 232 shops in full lifecell branding as of December 31, 2019. In addition, lifecell products are available at 28,000 other sales points throughout Ukraine. As of December 31, 2019, lifecell provided roaming services in 202 countries via 590 roaming partners and eight satellite operators.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the newly formed Ministry of Digital Transformation, the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the National Commission for the State Regulation of Communications and Informatization (“NCCIR”) controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

NCCIR held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Furthermore, lifecell paid a total of UAH 886 million for the conversion of spectrum from military use in three installments between 2015 to 2018. After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G+ network in Ukraine.

As of December 31, 2019, lifecell provides 3G services in all cities of Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions) with a population of over 2,000 inhabitants, and in total more than 1,858 settlements nationwide. This corresponds to a coverage of approximately 93.42% of the population of Ukraine or 95.54% geographical coverage with 7,087 base stations. As of December 2019, lifecell has the widest 3G geographical coverage over the country based on its own calculations by using operators’ relevant disclosures. lifecell ceased recording revenues from Crimea and Sevastopil city as of the end of September 2014 and impaired its assets in that region. Furthermore, in 2016 the operator has also discontinued services in and lost its revenue stream from the uncontrolled territories of Luhansk region and since February 2017 lifecell has been unable to provide mobile services and ceased recording revenue in the disputed part of the Donetsk region. The company impaired its assets in the disputed part of the Donetsk and Luhansk region in the fourth quarter of 2017. Cumulative capital expenditure for the development of lifecell’s coverage amounted to $2.3 billion as of December 31, 2019.

NCCIR held the 4G license tenders for the 2600 MHz band on January 23, 2018 and for the 1800 MHz band on February 26, 2018. lifecell was awarded 4G licenses for 15 years, at a cost of UAH 909 million (equivalent to TRY 173 million as of December 31, 2018), and UAH 795 million (equivalent to TRY 151 million as of December 31, 2018) for the 15 MHz in each frequency band, the latter of which was paid in April 2018. In February 2018 lifecell made payments of UAH 187 million (equivalent to TRY 36 million as of December 31, 2018) to PrJSC VF Ukraine, and in May 2018, UAH 19 million (equivalent to TRY 4 million as of December 31, 2018) to JSC Kyivstar for the installment and conversion of spectrum from operators use.

After winning the tenders, lifecell launched 4G services in the 2600 MHz band on March 30, 2018 and in the 1800 MHz band on July 1, 2018, becoming the first operator to offer 4.5G services in Ukraine nationwide.

As of December 31, 2019, 4.5G from lifecell is available in over 3,857 towns and settlements in Ukraine, while in more than 643 Ukrainian towns and settlements lifecell is the only operator providing 4G network services. As of December 2019, lifecell is a leader in terms of smartphone penetration with 80.1% of the Ukrainian telecommunication market.

In line with Turkcell Group’s digital services strategy, in 2017, lifecell launched a number of unique digital services. lifecell was the first mobile operator to launch the cloud application lifebox, the Ukrainian radio application fizy, the Ukrainian online magazines application lifecell Magazines, the sports dedicated application LifeSport offering no data consuming packages for video, social networks and digital communication. All these digital services are also available to the users of other telecom operators. In response to the need of the Ukrainian market for cardless and cashless payment services, lifecell introduced its online money transfer tool available online. As of August 2017, Paycell LLC has been incorporated as a subsidiary of lifecell in order to operate as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting has been obtained as of October 2017, and licenses for e-money and local currency transfers have been obtained in September and October 2018, respectively.

lifecell is continuously focused on company security (tools, processes, people) and investment in security infrastructure. In January 2017, lifecell’s Corporate Security Department developed Emergency Notification System (“ENS”). ENS is a cloud-based solution serving as a tool for instant emergency alerts and mass notification of a certain target audience via voice messages, SMS and e-mail. The solution was applied by lifecell during the massive global cyber-attack of June 27, 2017. In September 2017, the company signed a Memorandum for cooperating with the Department of Cyber police of the National Police of Ukraine. lifecell provided the cyber-police with the license for ENS employment that helped the Ukrainian government to create an environment resistant to IT security attacks and coordinate the actions of people in case of emergency.

Mobile Number Portability (MNP) had been introduced to Ukrainian customers in May 2019, after almost 10 years of postponing. The company was also the first among all operators providing its subscribers with a free online registration procedure enabled via BankID.

Demonstrating the advantages of the LTE based solutions, lifecell deployed the first segment of NB-IoT networks in 2019, running successful pilot projects with public and private companies working in the energy sector. Together with its partner, lifecell also built LoRaWAN networks covering Kyiv, Lviv, Kharkiv, Odessa, Dniproas well as other settlement (in total more than 34), that had been successfully used as a platform to deliver smart solutions to some retailers, developers, energy and agriculture companies.

In May 2019, lifecell and Ericsson Ukraine deployed the first 5G network demo segment and presented its advanced capabilities at the Sweden-Ukraine Business Forum in Kyiv. The speed test was attended by state representatives, regulators and the media, and reached 25.6 Gbps download throughput using spectrum in the ultra-high frequency band of 28 GHz.

lifecell also introduced the first “digital kiosks” to the market in 2019, set up in some major shopping malls in Kyiv, that allowed customers to purchase SIM cards at any time of the day.

On October 29, 2019, lifecell and three other leading mobile operators signed a Memorandum of Understanding with the Ukrainian Government to reorganize radio-frequency resources to the 900 MHz band. It will ensure maximum coverage of the entire territory of Ukraine with 4G mobile communication, including rural areas and main roads. Accordingly, in March 2020, lifecell’s 900 MHz frequency band has been increased from 3.8 MHz to 5.6 MHz. These frequencies, which are currently being used for 2G services, will also be utilized for 4G services. Ukraine’s National Telecommunications Authority opted not to hold a tender process and the license fee for lifecell was determined as UAH 121,176,000 (equivalent to US$ 4.6 million as of March 19, 2020, the payment date). The license fee has been fully paid. The respective license will be effective as of July 1, 2020 for five years.

In line with global tech trends, lifecell was the first operator among the «big three» in Ukraine to launch eSIM in November 2019. Earlier, lifecell had strengthened its portfolio of digital services with MobileID that became available for Ukrainian business customers.

Elevating its customers’ digital experience, lifecell launched public transportation SMS-ticket in four large Ukrainian cities with plans to expand this service to other regions.

In December 2019, lifecell became the sole operator to have launched 3G/4G in the Dnipro Metro, in Ukraine’s fourth largest city, in the test mode.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and a further $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller in instalments contingent of the financial performance of Belarusian Telecom. For more information, see Note 28 (Other non-current liabilities) to our Consolidated Financial Statements.

As at December 31, 2019, Belarusian Telecom had 1.5 million registered subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.1 million as of December 31, 2019. Belarusian Telecom is the leader of Mobile Number Portability in Belarus in terms of number of port-in subscribers’ count. Belarusian Telecom has 10 own stores, 140 exclusive and more than 320 non-exclusive sales points and the sales from online store continuously increases with the growing customer demand.

As at December 31, 2019, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to coverage of approximately 99.9% of the entire population of Belarus, or 97.7% geographical coverage. Belarusian Telecom also offers 4G service in August 2016 on LTE infrastructure established by JLLC Belarusian Cloud Technologies (“beCloud”) and provides 4G services throughout the country in around 190 cities, towns or settlements as of December 31, 2019. In Belarus, the only LTE license is owned by beCloud and beCloud is the only infrastructure provider for LTE services. Availability of 4G services to our customers has improved the quality of data services and customer experience. As of December 31, 2019, the share of 4G subscribers in the three-month active subscribers segment reached 54.6%, fostering mobile data consumption and digital services usage.

Belarusian Telecom has a wide range of products in its portfolio, which consists of voice and data products, terminal offers and an enriched digital services portfolio. BiP, fizy, lifebox, Magazines, TV+ and Games Platform are the main services in the digital services portfolio. In January 2019, Belarusian Telecom launched a digital tariff plan “Play” which is a unique offer in the market, combining all digital services in a single package.

In line with our strategic priority of improving our balance sheet structure, we restructured the debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom’s debt was EUR 612 million subordinated loan. On April 1, 2019, this EUR nominated subordinated loan was converted to the local currency amounting to BYN 1.46 billion (equivalent to TRY 4.1 billion as of December 31, 2019) is owed to Turkcell as of December 31, 2019.

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business. We continue to hold discussions with authorities for the implementation such regulations.

Lifetech LLC

Lifetech LLC (“Lifetech”), which is a subsidiary of Turkcell Group, was established in 2012. It is 99.9% owned by Belarusian Telecom and has around 160 professionals located in Belarus. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to its clients located in Belarus, Turkey, the Netherlands, the Russian Federation and the Turkish Republic of Northern Cyprus. In April 2019, Lifetech became a member of High-Technology Park of the Belarus.

Kibris Telekom

Kibris Telekom, a 100% owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2019, Kibris Telekom had 0.5 million registered subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Public Works and Transportation of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The new license agreement granted GSM 900, GSM 1800 licenses. The license agreement is valid for 18 years from the date of signing. The license fee was $30 million including VAT and financed by Kibris Telekom through internal and external funds.

On March 14, 2008, Kibris Telekom was awarded a 3G (IMT 2000/UMTS) infrastructure license at a cost of $10 million including VAT, which was paid at the end of March 2008.

In 2012, Kibris Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kibris Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kibris Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation is at 69 kilometers by the end of 2019.

The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around a 71% decline in total, from TRY 0.10 to TRY 0.03. The rates were then increased by 62% to TRY 0.05 in August 2019.

According to the requirements of Electronic Communications Law, prepaid lines were registered in 2015. On May 7, 2019, an amendment was made to the Electronic Communications Law making signed contracts obligatory for prepaid subscribers.

At the end of 2016, for the first time in the communication industry, Turkcell launched its digital brand Lifecell in the Turkish Republic of Northern Cyprus, offering services only through internet-based digital services. In the fourth quarter of 2017, Lifecell Digital Ltd. (“Lifecell Digital”) was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018.

As of January 22, 2018 mobile number portability had come into effect in the Turkish Republic of Northern Cyprus.

The interoperability of mobile phones across the island officially began on July 11, 2019. This was a very important confidence building measure and marked a historic moment for the island. Turkish Cypriots and Greek Cypriots, travelling to both sides of Cyprus, had been losing their connection prior to the implementation of this measure.

Turkcell Europe GmbH

Turkcell Europe GmbH (“Turkcell Europe”) was founded by Turkcell in 2010 as an MVNO providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as an MVNO and offered Turkcell’s service quality across both Germany and Turkey. In order to increase the efficiency of our operations in Germany, we made changes to the business model in 2014 from a “wholesale traffic purchase” agreement to a “marketing partnership”. The Marketing Partnership agreement between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom was signed on August 27, 2014, which involved the transfer of Turkcell Europe subscribers and operations to a Deutsche Telekom subsidiary as of January 15, 2015. Turkcell and Deutsche Telekom agreed to rebrand Turkcell Europe into the “lifecell” brand. This marketing partnership will end on April 30, 2020 pursuant to the respective agreement.

As of December 31, 2019, Turkcell Europe had 170 thousand registered subscribers. Turkcell Europe’s revenue contribution to the Turkcell Group amounted to TRY 2.2 million in 2019.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi started offering customer care services to companies in banking, retail, e-commerce, insurance, energy, public sector and the airline industry. In 2016, Turkcell Global Bilgi announced its presence as a “Customer Experience Center”. By completing its business model transition from customer care to customer experience, Turkcell Global Bilgi started to analyze customer experiences deeper, gaining vast experience in the process. On August 4, 2017 Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2019, Turkcell Global Bilgi had 13,840 employees, 57% of these employees serve Turkcell’s customers and 36% serve the customers of other clients, while the remainder works as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

Since 2008, Turkcell Global Bilgi owns a 100% stake in Global Bilgi LLC, which operates in Ukraine and provides telesales and call center services to lifecell and many other companies in the Ukrainian, Russian and English languages at six locations with 728 employees.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) offers information and entertainment services. Turkcell holds 55% of Inteltek through its wholly-owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot S.A. Integrated Lottery System and Services, a Greek company, holds 20% and Intralot Iberia Holdings S.A., a Spanish company, holds 25%.

Inteltek entered into a contract on August 29, 2008 with Spor Toto Teskilat Baskanligi (“Spor Toto Directorate”) in order to operate a sports betting business for a ten-year period. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals. On August 29, 2018, Inteltek signed a new agreement with Spor Toto Directorate for up to one year, or until a new license is tendered.

On November 15, 2018, Inteltek agreed to sell its 51%-owned subsidiary Azerinteltek QSC (“Azerinteltek”) to Baltech Investment LLC (“Baltech”), a shareholder of Azerinteltek with a 24.5% shareholding. The transaction was completed on January 11, 2019 for a total consideration of EUR 19.5 million.

On November 27, 2018, Spor Toto Directorate held the Tender for Procurement of Fixed Odds and Pari-Mutuel Betting Based on Sports Competitions by Procurement of the Same By Legal Persons of Private Law (the “Spor Toto Tender”). However Inteltek was the sole bidder, and consequently the Spor Toto Tender was cancelled. On February 13, 2019, Spor Toto Directorate held the Super Toto Tender once again whereafter Inteltek was notified that the Spor Toto Tender had been awarded to the other bidder. Following a transition period of up to six months, Inteltek’s operations in sports betting ceased in August 2019.

The respective revenues comprised approximately 1% of our 2019 consolidated revenues.

Our Company’s subsidiaries Turktell, Turkcell Global Bilgi and Turkcell Satis signed a binding term sheet on January 14, 2020 to transfer their total shareholding of 55% in Inteltek, including all rights and liabilities, to the other shareholder of Inteltek, Intralot Iberia Holding SAU. The respective transaction is expected to be completed within the first half of 2020, once the final share sale and purchase agreement is signed and necessary legal approvals are obtained. The final value of the transaction will be determined based on the IFRS net book value of Inteltek and no material impact is expected on our financial statements.

Turkcell Superonline

Turkcell Superonline has a-fixed telephony services authorization, which allows the company to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, and mobile virtual network operating services. Currently, the company carries the majority of Turkcell’s traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

Established as an innovative telecom service operator, and with its extensive international connectivity, Turkcell Superonline offers its international and national clients wholesale voice termination, international leased data lines, internet access, telehouse and infrastructure services. Furthermore, Turkcell Superonline is active in the retail broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and TV.

Turkcell Superonline is a telecom operator providing fixed network communication solutions to telecom operators, corporations and households in the areas of data, voice and video. Bringing one of the world’s fastest internet services to Turkey through cooperation with major international operators, we continue to invest in order to transform the “Silk Road” into a “Fiber Road” by expanding our own infrastructure across Turkey with a fiber network stretching to every corner of the country. We believe that the group synergy arising from being a 100% subsidiary of Turkcell Group, along with our top quality services and our goals stated above sets Turkcell Superonline as a worthy candidate to become the most preferred service provider of choice.

We believe that Turkcell Superonline differentiates itself through its commitment to the quality of after-sale services. Turkcell Superonline supplies corporations with industry-leading service-level agreements utilizing its professional technical support personnel and highly qualified team of consultants.

Turkcell Superonline won the tenders of BOTAS, Turkey’s state-owned pipeline company, and TEIAS, Turkey’s state-owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions have been considered both as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS, and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2019 is TRY 118 million.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with Turkcell Group’s strategy of providing state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey as one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option. As of February 2018, Turkcell Superonline started to offer 10 Gbps connections on a demand basis.

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

As of December 31, 2019, Turkcell Superonline has 46,035 thousand km of fiber backbone covering 81 major cities in Turkey and has 8 border crossings. Turkcell Superonline has fiber in-city coverage in 21 cities and increased its homepasses to around 3.6 million as of December 31, 2019 from around 3.4 million a year ago. Including partnership engagements, we are capable of covering 6.7 million households in 28 cities. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle-East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and governmental institutions.

Turkcell Superonline is building and putting into motion its domestic wholesale business strategy as well providing wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and datacenter companies in the Turkish domestic market.

Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell.

On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates (wakala sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market, for an amount of up to TRY 300 million, up to 12-month tenor, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the Capital Markets Board, with approval being obtained on March 1, 2018. The first issue of TRY 125 million with a 6-month tenor was made in March 22, 2018 and matured on September 13, 2018. It was followed by the second issue of TRY 75 million on December 13, 2018 with 103-day tenor and the third issue of TRY 100 million on February 13, 2019 with 121-day tenor, which concluded the issue programme under CMB approval. On February 1, 2019, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 500 million under the same conditions above. Three issuances of TRY 400 million in total were made out from this resolution, and the outstanding (lease certificate) amount is TRY 175 million as at March 20, 2020. On March 24, 2020, the Turkcell Board of Directors approved the issuance of lease certificates by Turkcell Superonline through an asset leasing company based in Turkey. The issuance in the amount of up to TRY 600 million must be made in Turkish Lira terms with maturities of up to 12 months, and be offered in the domestic market, in one or more tranches, through private placements and/or sales to institutional investors without a public offering.

JCR Eurasia Rating has evaluated Turkcell Superonline in an investment-level category on the national and international scales and assigned the ratings on the Long-Term National Scale as ‘AA (Trk)’ and the Short-Term National Scale as ‘A-1+ (Trk)’ with ‘Stable’ outlooks on May 17, 2019.

Global Tower

Global Tower was established in 2006 as a 100% subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey and fifth largest tower company in Europe. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only mobile network operators but also broadcasting, ISPS, energy, public institutions and other related industries. Its 100%-owned subsidiary in Ukraine, UkrTower, was founded in 2009 and its 100%-owned subsidiary in Belarus, Beltower LLC (“Beltower”), was founded in 2016. Beltower has a right of use agreement signed with Belarusian Telecom.

Global Tower operates a unique portfolio of 10,726 towers, 8,636 of which are located in Turkey. Global Tower owns 1,141 towers in Ukraine and operates 834 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties though revenue share agreements. Global Tower also provides service over 150 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

In Turkey, Global Tower manages the processes of renting, maintaining and installing towers in 15 structured regions with its 4 solution partnerships and 3 installation subcontractors. With this structure, the distance between any two service points in Turkey is less than 90 km.

Global Tower helps customers expand their network, enables peer-to-peer telecommunications and provides broadcasting field infrastructure solutions, turnkey setup services and professional operation-maintenance services. With its project management, field rental, construction works, telecommunications equipment setup and ready-for use field delivery solutions, it helps private and public institutions reach more customers.

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

The Turkcell Board of Directors decided to initiate an initial public offering (“IPO”) of Global Tower’s shares in June 2016. However, due to adverse macroeconomic conditions in the markets, the IPO has been postponed. We are evaluating the IPO option for the coming periods if and when financial market conditions become favorable.

On March 24, 2020, the Turkcell Board of Directors approved the issuance of lease certificates by Global Tower through an asset leasing company based in Turkey. The issuance of up to TRY 300 million must be made in Turkish Lira terms, with maturities up to 12 months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering.

Turkcell Teknoloji Arastirma ve Gelistirme A.S.

Turkcell Teknoloji Arastirma ve Gelistirme A.S (“Turkcell Teknoloji”), a wholly-owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations at Kucukyali Technology Plaza, Maltepe, Istanbul, Turkey.

Turkcell Teknoloji’s R&D center employs over 900 researchers accredited by the Ministry of Science, Technology and Industry. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (Data Analytics and Artificial Intelligence, Blockchain, Network Technologies, IoT, VR/AR), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platform and platform developed solutions, location based services and platforms, roaming solutions, geographic information systems, network management solutions, 5G infrastructure projects, customer relationship management and solutions, next generation value added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, IoT, AR / VR, big data processing, business intelligence applications, smart SIM card solutions, digital identity technologies, image video processing, text analysis , suggestion engines, voice analytics, robot assistants, robotics process automation, mobile analytical platform, artificial intelligence in health, learning and education applications solutions, E-Mail and search engine solutions, digital broadcasting solutions, CDN (Content Delivery Network) Solutions, Over-the-Top (OTT) and block chain solutions.

In line with Turkcell’s strategy of expanding digital services and solutions and ICT services in international markets, Turkcell Technology aims to develop new digital and ICT services worldwide according to the latest technology and market requirements, and to expand the regions in which Turkcell Group provides services.

With the goal of becoming Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2019, the Turkcell Teknoloji R&D Center submitted over 511 new national and 20 international patent applications. As of December 31, 2019, Turkcell Teknoloji has 2,117 national and 148 international patent applications and 521 granted patents.

Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Hence, Turkcell Teknoloji is an active participant in European collaborative research programs.

Turkcell Teknoloji is an ICT company that sits on the boards of the Information Technology for European Advancement (“ITEA”) and CELTIC clusters of the Eureka program, a leading open network platform for international cooperation in innovation involving over 40 countries. ITEA is a transnational and industry-driven Research, Development and Innovation programme in software innovation in the ICT domain. On the other hand, the CELTIC programme which is the ICT Cluster focusing on Next Generation Telecommunications for the Digital Society, strengthens the competitiveness of the European industry by fostering European R&D cooperation in telecommunications and the well-being of society by stimulating innovative information and telecommunication services. Besides supporting the establishment of the European research vision and agenda, Turkcell Teknoloji also has a long history of developing research projects associated with these programmes, participating as a project leader, national leader or project partner. Turkcell Teknoloji works closely with its national and global partners to initiate new projects in the Eureka clusters and Horizon 2020 calls. Horizon 2020, publicly funded by the European Commission, is the biggest EU Research and Innovation program to promote discoveries and world firsts by taking great ideas from lab to market.

Turkcell Finansman

Turkcell Finansman (“Financell”), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the Banking Regulation and Supervision Agency (“BRSA”, the financial institutions regulator in Turkey) and launched nationwide in March 2016. It is the first consumer finance company in the Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and provides financing solutions to existing or new Turkcell customers for their handset, tablet or accessory purchases. In September 2017, Financell established a branch in the Turkish Republic of Northern Cyprus and started handset financing operations. Due to growing cost and risks, the branch was closed in June 2019.

As of January 2020, smartphones and tablets with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, and those with a retail price of up to TRY 3,500 with a maximum 12-months installment plan.

With a prudent risk management approach, Financell mainly supports the smartphone sales of Turkcell and thus cooperates with a wide network of Turkcell points-of-sale across Turkey. Since 2017 Financell also offers insurance and bundled insurance products with consumer loans through a revenue sharing agreement with BNP Paribas Cardiff. This insurance product insured customers against unexpected circumstances that may occur, such as unemployment, death, disease, accidents and hospital stays.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell may also tap into the local debt capital markets for bond issues. In order to diversify its borrowing base, Financell also resorts to other funding alternatives such as asset-backed securities (“ABS”). From April 2017 to December 31, 2019, Financell executed six ABS issuances via Aktif Yatirim Bankasi A.S. (a domestic investment bank) at an amount totaling TRY 485 million. The first four ABS issuances and first two tranches of the fifth issuance and the first tranche of the sixth issuance totaling TRY 421 million have fully matured as at March 20, 2020. In addition, non-performing consumer loans amounting to TRY 184 million were sold to various asset management companies based in Turkey in 2019.

Financell had TRY 2.52 billion loans outstanding and TRY 3.0 billion of consumer loans had been granted as of year-end 2019. Cost of risk has increased to 3.20% in December 2019 from 1.97% in December 2018. The coverage ratio as of December 2019 was 72.4%. In 2019, Fitch Ratings assigned Financell ‘B+’ Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) and ‘AA-(tur)’ National Long-Term Rating.

In 2019, Financell added corporate entities to its existing individual customer portfolio. “Digital Transformation Finance” (DTF) which includes special-priced technological products, credit limits and interest rates, is offered to SMEs and commercial enterprises, facilitating their ability to get the latest technology. DTF enables them to spread their payments over a time thanks to installment facilities and to benefit from flexible payment plans. Financell aims to support corporates with financial and insurance services throughout their digital transformation journey.

Turkcell Sigorta

In June 2018, the insurance agency Turkcell Sigorta was incorporated as a subsidiary of Financell in order to offer various insurance products. Turkcell Sigorta operates in the field of tech insurance and aims to use Turkcell’s know-how in digital technologies and introduce innovations that are necessarily conducive to the advent of new economic paradigms, new processes and new products. Turkcell Sigorta launched its first insurance product in December 2018.

Turkcell Sigorta provides a wide variety of insurance products, including health and life, non-life (property insurance, electronic devices, errors and omissions, EAR (Erection All Risks), CAR (Construction All Risks), cash in transit, cash in safe, machinery breakdown, employers’ liability, political violence, third person liability, fidelity, professional liability, directors and officers liability) compulsory earthquake policy, marine cargo, motor third party liability and auto insurance to Turkcell and its subsidiaries’ employees. In addition, Turkcell Sigorta provides insurance advisory and claim advisory services to Turkcell Group. Turkcell Sigorta also provides other insurance products with leading insurance companies like Zurich and BNP Paribas Cardiff, such as device protection, travel insurance, personal accident insurance and critical illness insurance for women. Turkcell Sigorta aims to expand its product portfolio to small & medium business segments as well as a retail client base by offering simplex products and ease-of-purchase.

Turkcell Ozel Finansman A.S.

Turkcell Ozel Finansman A.S. (“TOFAS”), a wholly-owned subsidiary of Turkcell, was incorporated on February 16, 2018 with the approval of the BRSA in order to provide financing solutions in accordance with Islamic financing principles for purchases of goods and services. The company is currently awaiting the completion of BRSA processes.

Turkcell Odeme

Turkcell Odeme became operational as of March 2015 to create a convenient payment solution for users and to offer them a streamlined shopping experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions.

In August 2016 Turkcell Odeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary holding this license in Turkey. With its brand “Paycell”, Turkcell has expanded its merchant network and reached over 7,000 points of sale by implementing easy and secure payment methods to new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services. Paycell makes life easier for customers by offering direct carrier billing, money transfer, payment services and wallet, plus cash top-up for the Turkcell prepaid line and the public transportation card IstanbulKart as well as Paycell card. Paycell also provide merchants a QR based payment alternative and mobile POS solutions.

After it was granted an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments though Paycell application and various Turkcell shops as well as non-Turkcell affiliated shops. In December 2017 Paycell entered into a 5-year contract with Visa to issue prepaid cards. Throughout 2018, the business grew at an accelerating rate and added on the features of peer to peer money transfer, expanded merchant integrations and increasing penetration of Paycell prepaid cards. 2019 was a year of expansion for Paycell with regards to larger scale merchants with high number of physical stores; such as Sok Markets and Burger King restaurant chain in Turkey. In addition to increasing its offline presence, Paycell has also expanded its online presence with integrations such as n11.com, Turkey’s second largest online marketplace and Kamil Koc, Turkey’s largest scale coach travel firm.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in Turkish Republic of Northern Cyprus. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments.

As of December 31, 2019, Paycell had 4.5 million three-month active users (including direct billing service users) and the Paycell app was downloaded 5.0 million times. Paycell prepaid card reached 2.4 million and spending via Paycell prepaid cards in 2019 amounted to TRY 166.6 million. Paycell mobile payments active users reached 1.6 million. As of December 31, 2019, 4.4 million credit cards are registered at Paycell.

Paycell delivered TRY 252.2 million revenue in 2019 with 35% year on year growth, while its EBITDA reached TRY 160.4 million with a 63.6% margin.

Lifecell Ventures

Lifecell Ventures is a 100% subsidiary of Turkcell incorporated in the Netherlands.

In line with Turkcell Group’s strategic priority of monetizing its digital services, Lifecell Ventures is responsible for delivering our OTT services to the global markets and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances with other operators. Lifecell Ventures uses technology to provide a digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as cloud solutions on either a license or a white-label basis. Lifecell Ventures’ business model is based on charging implementancy, support, brand and license fees in return for provision of digital service technology and know-how to other operators. Lifecell Ventures has the ambition of contributing to taking telecoms to the “next level”, which is a more digital service focus, rather than being an infrastructure company.

Lifecell Ventures launched the first overseas digital solution partnership with BiP and lifebox services at Moldcell, the Eastern European operator with a revenue sharing model. The company expanded digital solution partnerships in 2019 with the launch of BiP and lifebox with the Albanian operator ALBtelecom, which operates in Albania with a population of three million. In February 2019, Lifecell Ventures signed a cooperation agreement with Digicel Group of the Caribbean. In January 2020, Digicel has launched lifebox, which is rebranded as Billo. In 2020, we aim to launch our digital services in 32 countries through alliances with other operators.

Turkcell Satis

Turkcell Satis (formerly known as Turkcell Satis ve Dagitim Hizmetleri A.S.) sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website www.turkcell.com.tr. In 2016, Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

In January 2019, the company’s legal name was changed to Turkcell Satis ve Dijital Is Servisleri A.S., (often referred to as Turkcell Digital Business Solutions) and its area of operations have been expanded to cover end to end IT and technology related solutions and services for enterprises, including data center, cloud, security, digital transformation, system integration and IT managed services.

Turkcell Enerji

Turkcell Enerji, a 100%-owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader in the transformation of energy markets in Turkey through digitalized, decentralized and decarbonized solutions. Turkcell Enerji owns an electricity supply license, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity. Turkcell Enerji supplies electricity to eligible residential, commercial and industrial customers in Turkey. In 2019, Turkcell Enerji has completed solar rooftop projects for renewable power generation at selected Turkcell Group buildings and data centers. The focus on renewable energy will continue with large-scale projects and investments.

Yaani Digital B.V.

Yaani Digital B.V. (formerly named NTENT Netherlands B.V., “Yaani Digital”) is a wholly-owned subsidiary of Lifecell Ventures and is incorporated in the Netherlands. It was acquired by Lifecell Ventures from NTENT, Inc, an American company, on May 14, 2019. The perpetual license and usage rights associated with the source codes of the Yaani search engine rest with Yaani Digital.

Equity Accounted Investments

Turkiye’nin Otomobili

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol and on May 31, 2018 a Shareholders Agreement was signed by Turkcell with the intention of participating as a potential contributor in “Turkey’s Automobile Project”. Under this protocol, the signing parties agreed to determine the framework of the activities to meet the requirements of the project for designing, developing and manufacturing an electric car and establishing a sales and distribution network as well as establishing a local company to own the intellectual and industrial property rights of this car. Accordingly, on June 25, 2018, Turkiye’nin Otomobili was incorporated, in which Turkcell has participated as a founding partner with a 19% stake. AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Kok Ulasim Tasimacilik A.S., Vestel Elektronik Sanayi ve Ticaret A.S. and Turkcell (through its wholly owned subsidiary Turkcell Gayrimenkul) have equal partnerships in TOGG each with a 19% shareholding; whereas Turkiye Odalar ve Borsalar Birligi holds 5%. The CEO of TOGG was appointed on September 1, 2018. On December 27, 2019, TOGG introduced its C-SUV and sedan electrical vehicle prototypes, which are currently being developed and scheduled for production in 2022. The paid-in capital of the company stands at TRY 150 million as of December 31, 2019. Turkcell is committed to participating to fulfill 19% of total committed capital of €500 million over the following years.

Sofra

Sofra, in which Turkcell indirectly holds a 33.3% stake, was incorporated on July 24, 2018. Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish postal services company, act as shareholders together with our subsidiary Turkcell Odeme. Sofra enables personnel of customers to conveniently purchase food at member merchants with meal cards issued under the “PAYE Card” brand. PAYE Card also offers transportation payment services provided by the Municipality of Istanbul. In 2019, Turkcell Group employees started to use the PAYE Card. Sofra aims to enhance its customer and merchant network.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfi”, “Foundation”) was founded by our Company on October 11, 2018. The Foundation is a not-for-profit organization aiming to develop and implement charity and donation programs with respect to and including, but not limited to, technology and education.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. Our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities both in Turkey and in countries where we are already present with a controlling stake in order to leverage our experience and technological base. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships, and that may be in the area of mobile or fixed telecommunications and services.

We may also evaluate network sharing opportunities and participate in joint infrastructure companies within Turkey.

We will evaluate the opportunities of marketing the portfolio of our digital services in international markets to increase the users and our revenues from these services.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in 2019 and in 2020, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA.

During the year ended December 31, 2019, Turkcell had international roaming relationships with the following companies in Iran and Syria: TCI Mobile Company of Iran, MTN Irancell, Taliya Iran,

Telecommunication Kish Co., Rightel, Syriatel and MTN Syria. Turkcell had gross revenues of approximately EUR 0.8 million and net profits of approximately EUR 0.5 million attributable to these agreements during the year ended December 31, 2019.

During the year ended December 31, 2019, lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Rightel, Syriatel and MTN Syria. lifecell had gross revenues of approximately EUR 0.9 thousand and no net profits attributable to these agreements during the year ended December 31, 2019.

Turkcell has developed several digital services like BiP, Dergilik, fizy, lifebox, TV+ etc. which are available for download online free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits. For details regarding the risks we face with regard to our business in Iran, please refer to “Item 3.D—Risk Factors— Any instability in the political environment and/or downturn in the economy, as well as volatile international markets , in particular as a result of the ongoing COVID-19 global outbreak, in Turkey and/or internationally may have an adverse effect on our business and financial condition.”

Turkcell has voice interconnection agreements with Tadbir Ertebatat-E-Sigma (Sigma llc) of Iran. During the year ended December 31, 2019, gross revenues attributable to these agreements were approximately EUR 5.8 million, and net losses were approximately EUR 0.9 million.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2019, gross revenues attributable to these agreements were approximately EUR 4.7 million, and net profits were approximately EUR 1.4 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (Telecom Idea) based in Iran, which acts as its solution partner and agent. No revenue or net profits are attributable to this business relationship for the year 2019. Costs attributable to the services provided by Teleka Maedeh Co. were EUR 70.0 thousand for the year 2019, and all payments were made to QBIC ELECTRONICS TRADING LLC (a company based in the United Arab Emirates), an authorized intermediary.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. Telia Carrier AB of Sweden is interconnected with the Telecommunications Infrastructure Company of Iran via an interconnection point outside of Iran. During the year ended December 31, 2019, gross revenues and net profits attributable to this business relationship were EUR 31.0 thousand and EUR 25.0 thousand, respectively. Telia Carrier AB of Sweden also receives international telephony traffic from the Syrian Telecommunications Establishment via an interconnection point outside of Syria. During the year ended December 31, 2019, gross revenues and net profits attributable to this business relationship were EUR 98.0 thousand and EUR 13.0 thousand, respectively. Furthermore, we have been informed that Telia Sweden, Telia Norway, Telia Latvia, Telia Lithuania, Telia Finland, Telia Estonia and Telia Denmark had bilateral roaming relationships with MCI Iran for voice and SMS (no data) roaming services. For the year ended December 31, 2019, total inbound costs were EUR 3.7 thousand and total outbound costs were EUR 107.1 thousand, although the corresponding payments have not been made or received.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2020.

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

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following ICTA authorization. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by the granting of usage rights, in cases where scarce resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, the principles and procedures relating to the notification and granting of usage rights is determined by the ICTA through secondary regulations.

According to the Electronic Communications Law, usage rights can only be restricted where the resources are required to be operated by a limited number of operators and for the purpose of ensuring the effective and efficient use of the scarce resources. In cases where the quantity of rights of use is limited, Article 9-6(a) of the Electronic Communications Law allows the Ministry of Transport and Infrastructure to determine the criteria, such as (i) the authorization policy regarding electronic communications services which cover the assignment of satellite position and frequency band on a national scale and which need to be operated by a limited number of operators, (ii) the starting date of the service, (iii) the duration of the authorization and the number of operators to serve. While the criteria are determined by the Ministry of Transport and Infrastructure, the authorization is still granted by the ICTA.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow, some of which are stated below:

•	Creation and protection of a free and efficient competitive environment.

•	Protection of consumer rights and interests.

•	Protection of the objectives of development plans and Government programs, as well as the strategies and policies set by the Ministry of Transport and Infrastructure.

•	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services.

•	Ensuring non-discrimination among subscribers, users and operators under fair conditions.

•	Ensuring the conformity of electronic communications systems to international norms.

•	Protection of information safety and communication confidentiality.

•	Determination of the procedures and principles related to the personal data and protection of privacy.

The Electronic Communications Law also specifies general rules and principles relating to interconnection between operators. Agreements for interconnection are publicly available, but precautions are taken by the ICTA to protect the commercial secrets of the parties.

The Universal Service Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to the fulfillment of universal services in the electronic communications sector. In accordance with Law No. 5369, the scope of universal services is determined and periodically reviewed, with the review period not exceeding every three years, and can be re-determined by the President of Republic of Turkey.

The legislation designates the following as universal services: fixed-line telephony services, public pay telephones, telephone directory services to be provided in printed or electronic environments, emergency call services, internet services, passenger services to residential areas where access is solely provided by sea and sea communication and sailing safety communication services.

This law mandates that designated operators must provide universal services, and the General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Turk Telekom and the GSM operators are currently designated as universal services providers.

The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette numbered 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or below. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport and Infrastructure. This contract was renewed until December 31, 2019, and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. Recently, the Ministry of Transport and Infrastructure has approved the extension of the contract under the same conditions through June 30, 2020. The Ministry of Transport and Infrastructure is also preparing a new auction for the operation of the Universal Service beyond June 30, 2020.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. In Mobile Call Termination Market, all three operators are designated as having “Significant Market Power” (“SMP”). Accordingly, the mobile termination rates of all operators are being regulated by ICTA.

In the Mobile Access and Call Origination Market only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market has been deregulated and Turkcell’s SMP designation was removed.

In addition to the duties and authorities stated above, the Law Regarding the Establishment of ICTA No. 2813 has been amended and the ICTA has been given the authority to apply a conciliation procedure for the receivables including administrative sanctions (except for the receivables that are intermediated for collection and the penalty requirement for the treasury share) and the debts of the ICTA. According to this provision, it is possible to settle on a part of the disputed amount and to waive the primary or secondary claims and the settled matters cannot be made the subject of a lawsuit or a complaint.

Telegraph and Telephone Law numbered 406 has also been amended such that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share.

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

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

According to the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators, effective as of February 15, 2014, the ICTA retains the right to impose fines in the event an operator submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not submit such documents in a timely manner; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies; does not meet the regulations regarding numbering, number portability, calling line identification, access and interconnection, end-user tariffs, consumer rights, value added services, data protection, national security and public order, service quality and such or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

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

(1)

Operators authorized with the limited usage right authorization may sell devices, make installations, carry out maintenance or give consultations if it is related to or necessary for its field of activity. As a result of this amendment, Turkcell is able to sell devices in relation to electronic communication services.

(2)

Companies that apply to the ICTA for authorization should have paid the minimum amount of paid capital set by the ICTA. Those operators authorized before the amendment of the Regulation are also liable to meet this condition. According to the ICTA decision dated March 31, 2016, the operators authorized to provide Public Access Mobile Radio Service should have minimum paid in capital amounting to TRY 250,000 and the operators granted other authorization types should have minimum paid in capital amounting to TRY 1,000,000.

(3)

All operators should obtain the consent of the ICTA prior to the transfer, acquisition or any other transaction regarding 10% or more of their shares. Those operators authorized with limited usage rights should also notify the ICTA within two months at the latest in case of a transfer, acquisition or any other transaction of their shares up to 10%.

(4)	Operators should provide free call center services, which was not an obligation in the former Regulation.

(5)	Operators should keep the traffic data of their customers for two years, which was set at one year in the former Regulation.

(6)	Operators are liable to notify the ICTA of any amendments to documents regarding the employees of the operators (including employee lists) which have been previously submitted to the ICTA.

(7)

The ICTA is entitled to decline authorization applications and proceed with operator inspections to confirm the accuracy of the information and documents submitted during the authorization application.

In addition to the amendments of the abovementioned Regulation, the ICTA decision on Procedures and Principles Regarding the Usage of Caller Line Identification was published; the liabilities of the operators are increased.

f. Regulation on Mobile Number Portability (“MNP”)

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, where they are violated, that we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected the Company’s request of the correction of the decision. Turkcell made an individual application before the Constitutional Court, against the respective decision. The Constitutional Court process is pending. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

g. Regulation on Security of Network and Information in Electronic Communications Sector

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communications Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

h. Presidency Circular on Information and Communication Security Measures

The Presidency Circular on Information and Communication Security Measures, published in the Official Gazette numbered 30823 and dated July 6, 2019, aims to ensure the security of critical data, which may threaten national security or lead to the deterioration of the public order when the data privacy, integrity and accessibility is impaired. Pursuant to the Circular, an “Information and Communication Security Guide” is expected to be published by the Presidential Digital Transformation Office that will set out the information and communication security measures to be taken by the obligated organizations including public institutions as well as the enterprises providing critical infrastructure services.

i. Turkish Competition Law and the Competition Authority

In 1997, the Competition Law (No. 4054) established a Competition Board. The Competition Board consists of seven members who are appointed for a term of four years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

The Competition Board can carry out investigations, evaluate requests for exemptions, monitor the market, assess mergers and acquisitions, submit views to the Ministry of Trade and perform other tasks stipulated by the Competition Law. The ICTA can apply to the Competition Board if it determines that agreements regarding access, network interconnection and roaming violate the Competition Law.

Any person or legal entity may file a complaint with the Competition Board. The Competition Board can take necessary measures to prevent violations and may impose fines on those who are liable for such prohibited practices. The Competition Board may impose fines of up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. The ICTA and the Competition Board entered into a Protocol on Cooperation in 2002, followed by follow-up Protocols in 2011 and 2015. The original Protocol established a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, regulations and inspections that affect competition conditions and competition in the telecommunications sector. The follow-up Protocols regulate the mechanisms to improve cooperation between the ICTA and the Competition Board.

j. The Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector

One of the principles that the ICTA must follow is the creation and protection of a free and efficient competitive environment. The Electronic Communications Law specifies that the ICTA is authorized to set rules (that do not contradict the Turkish Competition Law) to prevent anticompetitive acts, to investigate the operators as officio or upon a claim, and to take necessary measures against anticompetitive actions. Considering that applications regarding anticompetitive acts are made by different methods and based upon a variety of documents, the ICTA published the “Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector” on December 20, 2017 in order to clarify these points.

k. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of certain metropolitan municipalities were extended. Following this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, with its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for a stay of execution and cancellation of the ICTA’s aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. The appeal process is pending. Since then the ICTA has been working on a new regulation aligned with the Law No. 6360.

l. Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 3,640 per station for the year 2020) will apply only to the BTSs established after December 6, 2012.

m. Zoning Law and Construction Certificate Requirement of Base Stations

The Supreme Court of Appeals rescinded the regulation regarding the base stations exemption from obtaining construction permits on October 1, 2009. The existing zoning law in Turkey requires mobile operators to obtain construction certificates for all existing and new base stations, resulting in the shutdown of certain stations for which certification cannot be obtained. In Turkey, nearly half of the premises were built illegally without any permission. As a result, a number of municipalities started taking legal action such as affixing seals to suspend construction, or demolition orders against base stations, negatively affecting our coverage, quality of service and customer experience. We have also taken legal action requesting nullity of those acts. In addition, studies for altering zoning laws regarding procedures for building certifications are being prioritized.

The Planned Areas Zoning Regulation was published in the Official Gazette dated July 3, 2017 and became effective as of October 1, 2017. The necessity of obtaining a building permission certificate and a construction permit, which is not possible in practice, was thereby abolished. This regulation authorized the establishment of a BTS without a construction license process, provided that necessary precautions are taken and ICTA approval received, and provided a special BTS installation procedure is followed. The following requirements must be met for a BTS to be established on private land and in buildings:

•	The Site Selection Certificate should be received prior to the establishment of the BTS.

•	Operators must undertake the technical responsibility of the installation.

•	The consent of apartment owners should be obtained prior to the establishment of a BTS.

•	A static report for the BTS installation should be obtained by operators.

•	The appearance of the BTS should not negatively affect the aesthetics, appearance and silhouette of the buildings.

•	The size of the antenna should not exceed 1.55 meters on roof-top sites.

However, in accordance with the decision to suspend the execution of the procedures of license, the amendments made in The Planned Areas Zoning Regulation came into force on July 25, 2019. With the related amendments, rooftop cellular systems and tower installations were separated. Towers and reinforced concrete station installations are excluded from the scope of the license exemption. On the contrary, building licenses will not be required for rooftop BTSs, although there are certain height limitations applicable to rooftop installations of BTSs.

n. Regulation on Waste Electrical and Electronic Equipment

In May 2012, the Regulation related to Waste Electrical and Electronic Equipment was published in the Official Gazette and became effective.

o. Regulation on the Internet

Law No. 5651 for the Regulation of Web Content has been revised by Law No. 6518, which became effective on February 19, 2014. The new law required that all internet access providers, which include all mobile and fixed network operators as well as all internet service providers, form a Union of Internet Access Providers (“UAP”) within three months, which was duly established. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined in an amount equal to one percent of the previous year’s revenues.

In addition, the new law raises the existing fines for not removing content as requested by the court. The law also introduces URL-based blocking of websites which requires new capital as well as operating expenditures for all internet access providers.

p. GSM Licensing in Turkey

The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

A GSM license is subject to the ICTA’s right to suspend or terminate operations under the license on the grounds of security, public benefit, and national defense, or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

The licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and abiding by the numbering plans. Furthermore, the licensee is obligated to make the necessary investments to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables of the licensee, in operating condition, will be transferred by the licensee in accordance with the license agreement.

q. Our GSM License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band, and was signed in February 2009 by Turkcell and the ICTA, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands, and was signed again in February 2016 with small amendments. The license agreements of Turkcell were last amended in 2019.

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

We paid a license fee of $500 million to the Turkish Treasury upon the effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We are required to pay 10% of our existing monthly treasury share to the Ministry of Transport and Infrastructure as a universal service fund contribution. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. As of January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share was later revised and consequently, the following are not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

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

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Commerce minus 3% of the Turkish Consumer Price Index announced by the Ministry of Commerce. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Such caps were in force at the beginning of 2016, until a decision rendered in March 10, 2016 by the ICTA annulled the maximum tariffs set by the ICTA in 2015. On September 20, 2018, the ICTA set the maximum tariffs at 0.5670 TRY/min for voice and TRY 0.4075 for SMS with regard to Turkcell and Vodafone on the basis of the obligations in their licence agreements. Since TT Mobil does not have such an obligation in its licence, a policy decision was taken by the Ministry of Transportation and Infrastucture for TT Mobil to comply with maximum tariffs. The latest ICTA Board Decision dated September 23, 2019 sets the rates at TRY 0.6494 TRY/min for voice and TRY 0.4668 for SMS as of October 1, 2019.

With respect to our retail tariffs, following a board resolution dated March 25, 2009, the ICTA set a lower limit solely with regard to Turkcell’s on-net retail tariffs. Pursuant to a decision rendered on August 16, 2016, the ICTA removed the aforementioned on-net retail price regulation.

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

Our license may be terminated under our license agreement upon a bankruptcy ruling that is not reversed or dismissed within 90 days, upon our failure to perform our obligations under the license agreement if such failure is not remedied within 90 days, if we operate outside the allocated frequency ranges and fail to terminate such operations within 90 days or if we fail to pay our treasury fee.

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

r. Authorization of 3G License

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

With the 3G License Agreement, we are obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. Following the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. The appeal process is pending.

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to obtain at least 40% of its electronic communications investments from suppliers that have a Research and Development Center in Turkey and the obligation to obtain at least 10% of its electronic communications investments from suppliers that are small and medium sized enterprises established in Turkey.

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

The statutes, rules and regulations applicable to our activities and our 2G and 3G licenses are generally new, subject to change, in some cases, incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulations in Turkey are generally limited. In addition, there have been several changes to the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further, or be interpreted in a manner that could materially and adversely affect our operations.

s. Authorization of 4.5G License

In the IMT- Advanced (“4.5G”) tender held on August 26, 2015 to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD,TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

The tender gave equal opportunity to the operators in the low frequency bands utilized for coverage while enabling competition in higher frequency bands mainly used for capacity. The Company has reached a total frequency bandwidth of 234.4 MHz and our ownership in total bandwidth in the market increased to 43% (234.4 MHz / 549.2 MHz) with the new frequencies acquired. The operators will be able to utilize the new spectrum in a technology-neutral way.

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

(a) must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

(b) must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within eight years, 95% of double roads within six years and 90% of conventional railroads within ten years, and

(c) is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with a population of less than 10,000 and highways, dual carriageways, tunnels, high speed railroads and conventional railroads, from the effective date of the License granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkey. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and subsequent years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the obligation. Based on the law, we have applied for the removal of the obligation for the first four periods, which are 2015-2016, 2016-2017, 2017-2018 and 2018-2019.

In addition to the above-mentioned obligations, in the context of the 4.5G license, the Company assumed the obligation to obtain at least 40% of its electronic communications investments from suppliers with a Research and Development Center in Turkey, as well as the obligation to obtain at least 10% of its electronic communications investments from small and medium sized enterprises suppliers that are established in Turkey and manufacture local products.

Breaches regarding the abovementioned obligations and breaches resulting in the termination of the GSM and IMT-2000/UMTS concession agreements for any reason shall also result in the termination of the Operator’s 4.5G authorization. The Company may apply to the ICTA between 18 and 12 months before the natural end of authorization (April 30, 2029) for renewal. The ICTA may renew the authorization, taking into account the current legislation.

t. Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our majority owned subsidiary, Belarusian Telecom, and wholly-owned subsidiaries lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. lifecell also holds 4G licence. If lifecell, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell and Financell have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

As of December 31, 2019 lifecell owns 11 activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. Starting from December 25, 2019, the Telecommunications Law was changed and the licensing obligation relating to telecommunications activity was removed. Consequently, as of December 31, 2019, lifecell performs its activities without a license. As of December 31, 2019, lifecell owned 27 frequency use licenses for IMT (LTE-2600, LTE-1800), IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800 and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range—three NDC codes for mobile networks, twenty two permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800”.

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

Belarus License Agreement

Belarusian Telecom owns a license for mobile services without technological limitations (technology neutral), issued on August 28, 2008, for a period of 10 years, which was valid till August 28, 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom has coverage requirements for 2G and 3G networks. Belarusian Telecom had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company is in close communication with the regulatory body regarding 2G license requirements and have applied for certain license requirement adjustments. We expect that another period extension will be provided imminently to Belarusian Telecom. 3G related license requirements have been fulfilled. There is no any coverage requirement for 4G services in the license.

Based on local legislation, 4G infrastructure can be built by JLLC Belarusian Cloud Technologies (“beCloud”) only. Belarusian Telecom uses beCloud’s infrastructure to deliver LTE services for its customers.

Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004 (for 15 years), Infrastructure Provider as of March 6, 2006 (for 25 years), Internet Service Provider as of February 15, 2005 (no duration specified), Satellite Communication Service Provider as of March 24, 2009 (no duration specified), Cable Broadcast Service Provider as of November 23, 2009 (no duration specified) and Mobile Virtual Network Operator as of July 14, 2015 (for 15 years). Upon the expiry of the term of Turkcell Superonline’s Fixed Telephony Service Provider authorization on November 19, 2019, the ICTA has extended the authorization period by one year.

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

In 2019, the ICTA finalized “The Wholesale Central and Local Market Analysis”. By its Board decision dated December 31, 2019, the ICTA decided to designate Turk Telekom alone as the SMP for both markets. Access to fiber products, VULA (Virtual Unbundling of Local Access) access, margin squeeze obligations are also imposed on Turk Telekom in addition to its current obligations.

u. Access and Interconnection Regulation

The Access and Interconnection Regulation became effective upon issue by the ICTA on September 8, 2009, and abolished the Access and Interconnection Regulation which was published on May 23, 2003. The Regulation sets forth the rights and obligations of the operators relating to access and interconnection, and establishes rules and procedures pertaining to their performance of such obligations. The Regulation primarily sets forth applicable principles, details of access and interconnection obligations, financial provisions, and policies and procedures regarding negotiations and contracts for access and interconnection.

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine those operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators of SMP, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and TT Mobil as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new Regulation published in the Official Gazette dated September 1, 2009, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and TT Mobil as operators holding significant market power in the “Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. The Mobile Access and Call Origination Market has been deregulated and Turkcell’s SMP designation was removed as of January 1, 2020.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our Company, as well as TT Mobil and Vodafone, is required to provide interconnection services on a cost basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. Please refer to the Interconnection table under the caption “(ii) Interconnection Rates—Turkcell, Vodafone, TT Mobil and Turk Telekom” for the approved interconnection rates as at March 20, 2020.

v. Regulation on Co-Location and Facility Sharing

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

The ICTA published a Communique concerning “Co-Location and Facility Sharing” on December 2, 2010 (which abolished the Regulation published on December 31, 2003). According to the Communique, the ICTA should determine operators to be co-location incumbent if operators do not enable co-location, or where is a dispute against competition, or end-users. Similarly, the ICTA could set tariffs if the tariffs for co-layout are not determined on a cost basis.

The Communique defines the criteria for operators who are incumbents for facility sharing, and also states the items which must be considered for determining the Facility Sharing prices.

Subsequently, the provisions that regulate the ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent have been removed, opening up the Co-Location and Facility Sharing process to negotiation. In addition, the Facility Sharing incumbent’s right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on certain certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks”. According to this Regulation:

•	The number of sharing types has increased. The terms and conditions of sharing on highways, railways and within tunnels is now a separate section.

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

In the 4.5G Authorization Document, in provinces with a population of less than ten thousand and at sites to cover highways, dual carriageways and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. In the 4.5G Authorization Document, usage of locally-produced equipment in network was obliged, with rates up to 45%. Yet if the lack of such equipment or absence in the demand for the production of such equipment is proved by mobile operators, and appealed before the end of reporting period, the ICTA may ease the conditions of the obligation or completely remove the obligation specifically for the related period. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on compliance with international standards. The ICTA may oblige operators to buy and use locally produced products, independent of quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

w. Regulation on Consumer Rights in the Electronic Communications Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communications Sector” on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013. This regulation introduced some radical changes to the electronic communications sector. With this regulation, the ICTA determined new procedures/changes regarding: the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet. The Regulation on Consumer Rights in the Electronic Communications Sector, which came into force in April 2018, repealed and replaced the previous regulation. Although the new version mainly preserves the provisions of the former regulation, one of the main differences is that the first service on/off operation in a calendar year may no longer be charged in case the services were suspended/disconnected due to non-payment within due date. Moreover, the Regulation on Consumer Rights in the Electronic Communications Sector has been amended to allow subscription contracts to be made electronically as of October 28, 2017. Procedures and principles regarding the use of digital signatures are to be determined separately by the ICTA.

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

The ICTA set forth the reimbursement process arising from its decisions by publishing the procedures and principles to be applied to the reimbursement of subscribers which came into force in 2018. In addition, “the Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Receipts” published on August 19, 2016 has been in force since December 1, 2017. Notifications regarding those services with limited amount of use and the applications of upper limits of receipts used to be regulated by separate documents. But with the aforementioned Procedures and Principals, the means, timing and content of the notifications regarding the services with limited amount of use and the upper limits of receipts has been consolidated under a regulation. The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of doing business and could negatively impact our financial results.

An ICTA decision dated June 21, 2018 favoring subscribers with special needs, veterans, and widows/ widowers and orphans of martyrs was published and came to effect on January 1, 2019. The decision requires operators that have more than 200 thousand subscribers to offer their services to these groups that are “in need of social support” at a 25% discount. The discount is to be offered upon proof of identity and the subscriber’s special need.

x. Regulation on Data Privacy in the Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the processing of personal data and protection of privacy. In this manner, the ICTA had published “Regulation Concerning the Processing of Personal Data and the Protection of Privacy in the Electronic Communications Sector”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law was a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by laws, and therefore annulled the aforementioned provision (Article 51). Article 51 of the Electronic Communications Law, which was repealed by the Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general regarding the electronic communications sector. In addition to that, the ICTA is also authorized again to determine the procedures and principles related to the processing of personal data and protection of privacy. A public consultation regarding the draft regulation has been held by the ICTA, although the new regulation has yet to be adopted.

Compliance with this regulation involves operational expenses and may require further due diligence to process personal data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines by ICTA, which could have a negative impact on our financial condition and reputation.

y. Law on the Protection of Personal Data

Turkey, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates the personal data of real persons and its protection, processing and transfers.

The Law introduced several obligations for processing and transferring the personal data including but not limited to fair and lawful processing, protection of personal data, consent requirement, providing notice of processing, registration with the Registry of Data Controllers and notification to the Data Protection Authority (“DPA”) in case of a data breach. According to the Law, the DPA is authorized to impose sanctions and precautions as well as administrative fines which are determined in the Law.

The Law also determines the rights of the person whose data is processed, such as the right to apply to the data controller to learn whether the personal data has been processed, to learn if it is being used properly according to the purpose of the processing, to know the third parties to which the personal data is transferred in Turkey or abroad, to request the personal data to be erased or destroyed and the receiving third parties to be notified of that erasure or destruction.

As per Article 16 of the Law, the Regulation on the Registry of Data Controllers specifying procedures and principles regarding the Registry of Data Controllers was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this regulation, data controllers are obliged to register with the registry prior to processing personal data and the exemptions from the registration requirement is to be determined by the Data Protection Board. The Company is subject to the obligation of registration until June 30, 2020, the initial date was September 30, 2019 but due to public request, it was postponed twice by the DPA. The data controllers that are not established in Turkey also have the responsibility to register with the Registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing of personal data, data categories, data subjects, the maximum retention period of the data and measures taken regarding data security.

In addition to the aforementioned regulation, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization of Personal Data was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automatic means and otherwise by automatic means which form part of a data recording system. Furthermore, the Communique on the Obligation to Provide Information and the Communique on Principles and Procedures for Application to Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to the obligation to inform data subjects and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not yet published the list of countries, which have an adequate level of protection as of the date hereof.

Failure to comply with the Law on the Protection of Personal Data may result in the imposition of certain civil, criminal and administrative sanctions. As of the date of this annual report, the Company is carrying out a compliance program with regard to compliance matters arising from the Law on the Protection of Personal Data and its secondary legislation, as well as the General Data Protection Regulation which applies to several products and services of our Company provided to data subjects who are in the European Union.

Under the General Data Protection Regulation (GDPR), Data Protection Officer (DPO) needs to be determined to represent obligated data controllers. In November 2019, Turkcell appointed its DPO based on her expert knowledge of data protection law and practices. By appointing the DPO, Turkcell aims to implement effective and focused management in the field of data protection. Such steps shows the commitment of Turkcell to adopt extensive compliance practices and best practices around the world.

z. Regulation on Electronic Commerce

Law No. 6563 on the Regulation of Electronic Commerce published in the Official Gazette on November 5, 2014, amended Article 50 of the Electronic Communications Law, providing that without the prior consent of the subscribers, unsolicited electronic communications for the purposes of direct marketing or messages with adult content is prohibited. An “opt-in” mechanism has been adopted for electronic messages; however, this provision does not apply retroactively to the databases which were established by obtaining the data subjects’ consent before the Law No. 6563 on Regulation of Electronic Commerce entered into force on May 1, 2015.

The Electronic Commerce Law and “Commercial Communications and Commercial Electronic Messages Regulation” published in accordance with this law excludes messages that are sent to the subscribers and users of the operators about their own products and services, and these messages are regulated in “The Principles and The Procedures Regarding The Communication With The Purposes Of Advertising And Marketing” published by the ICTA on July 9, 2015. According to electronic commerce legislation, sending commercial electronic messages is also subject to the prior consent of recipients. Violation of this legislation may result in an administrative fine.

aa. Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

bb. Broadcast License and Broadcast Transmission Authorization for Broadcasting and Transmission of Radio, Television or On-demand Broadcast Services on the Internet

The Regulation on the Presentation of Radio, Television and On-demand Broadcasting Services on the Internet has came into force on September 1, 2019. As per this regulation, media service providers and platform operators broadcasting services on the internet must obtain a broadcasting license and broadcasting transmission authorization respectively from the Radio and Television Supreme Council (“RTUK”). In this respect, a broadcast license for fizy and a broadcasting transmission authorization for the OTT operations of TV+ must be obtained from RTUK, if no further amendments are enacted. According to the RTUK notification, dated December 26, 2019, the relevant applications (broadcast license for fizy and broadcasting transmission authorization for the OTT operations of TV+) should be made prior to June 19, 2020. We have requested an extension until December 31, 2020.

cc. Turk Telekom, Vodafone and TT Mobil Interconnection Agreements

(i) General

We have interconnection agreements with Turk Telekom, Vodafone, TT Mobil and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile communications system.

The interconnection agreements establish understandings between the parties relating to various key operational areas, including call traffic management, and the agreements entail that we and the other parties will agree on the contents of various manuals setting forth additional specifications concerning matters that are not specifically covered in the interconnection agreement, such as quality and performance standards and other technical, operational and procedural aspects of interconnection.

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

(ii) Interconnection Rates—Turkcell, Vodafone, TT Mobil and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulates both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Mobile interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in June 2013. The latest decision concerning interconnection rates was published in October 2014 and remains in force with no change in the existing rates. The MMS interconnection rates were also introduced in 2014. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, TT Mobil, Turk Telekom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (TRY Kurus)
				TURK TELEKOM			Alternative Fixed Line Operators
	TURKCELL	VODAFONE	TT Mobil	Local	Single	Double
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2
01/07/2013	2.50	2.58	2.96	1.39	1.71	2.24	3.2
31/10/2014	2.50	2.58	2.96	1.39	1.71	2.24	3.2

Effective from July 2013, Turkcell is paid TRY 0.0043 per SMS for SMS termination on its network. Respective rates for Vodafone are TRY 0.0043 per SMS and for TT Mobil TRY 0.0047.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL	TURK TELEKOM
01/04/2010	1.70	1.73	1.87	1.70
01/07/2013	0.43	0.43	0.47	1.70
31/10/2014	0.43	0.43	0.47	1.70

Effective from October 2014, Turkcell is paid TRY 0.0086 per MMS for MMS termination on its network. Respective rates for Vodafone are TRY 0.0086 per SMS and for TT Mobil TRY 0.0094.

	MMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
31/10/2014	0.86	0.86	0.94

dd. Agreements Concluded with the Fixed Telecommunication Services Operators

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

(ii) International Transit Traffic Services Agreements

Turkcell entered into International Traffic Carrying Services Agreements with operators who applied to Turkcell for an agreement. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for calls directed to numerous networks around the globe.

(iii) SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. In accordance with the ICTA regulations on SMS Termination Rates on Turkcell’s network, Fixed Telephony Service Operators pay Turkcell TRY 0.0043 per SMS.

ee. MVNO Services

The ICTA designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which had implications such as mandatory MVNO access and cost-oriented call origination and termination rates.

The ICTA decision dated April 12, 2017, stating that an ex-ante regulation was no longer needed for Mobile Access Call Origination Market, and that Turkcell’s SMP designation was to be lifted after a period of one year, has been cancelled following the ICTA’s new decision dated April 4, 2018 stating that the transition period had been extended for an additional year until April 12, 2019. A new ICTA decision taken on April 3, 2019 has for the last time extended the transition period until December 31, 2019. Accordingly, Mobile Access and Call Origination Market will be deregulated and Turkcell’s SMP designation is lifted as of January 1, 2020.

ff. Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services with 11 Directory Service Providers, which are licensed by the ICTA to provide directory services. These agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

gg. Agreements Concluded with Operators Licensed to Provide Satellite Services

We have an agreement with Teknomobil Uydu Haberlesme A.S., an operator licensed to provide satellite services. The scope of this agreement is the interconnection between the networks of the parties and the determination of the principles and procedures of the methods of network operation and clearance.

hh. Other regulations affecting our Company

(i) Recent Amendments to the Turkish Insolvency and Restructuring Regime

The Enforcement and Bankruptcy Law No. 2004 prevents a contractual arrangement by which a contractual event of default clause is stipulated to be triggered in case of any application is made by a Turkish company for debt restructuring upon settlement within the scope of Turkish Enforcement and Bankruptcy Law No. 2004. In addition to this, on March 15, 2018, changes were introduced to the Turkish Enforcement and Bankruptcy Law No. 2004. Among other changes, one of them states that the contractual termination, default and acceleration clauses of an agreement cannot be triggered in case the debtor makes a concordat application and such application does not constitute a breach of such agreement.

(ii) Communiqués on Management and Audit of Information Systems

The Capital Markets Board’s Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on 5 January 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

The Communiqué on Information Systems Management defines the technical procedures for sustainability and secure operation of information systems in a very detailed way. Notably, with regards to data protection; specific measures are to be taken as precautions to protect the secrecy of the data received, processed and stored with regard to information system operations. This Communiqué sets out various methods to be used for physical and environmental safety, network security, identity verification, limited access through authorized persons, data integrity, preserving the confidentiality of the data stored in information systems.

The Communiqué on Independent Audit of Information Systems provides the rules, policies and principles on the independent audit of the information systems. The Communiqué provides that CMB certified independent auditor companies shall audit and report to the entities whether the audited entity is in line with the information system management principles in terms of its operations, equipment and software pursuant to the Communiqué. Frequency of the audits to be conducted by CMB certified independent auditors varies for each entity subject to CMB regulations. The Communiqué on Independent Audit of Information Systems is expected to be applicable to publicly listed companies, such as Turkcell, in 2021.

Although the Communiqués do not include specific penalties in the event of non-compliance, Article 103 (General Principles) of the Capital Markets Law will apply.

ii. Major regulations affecting our Subsidiaries

Financell

Financell is a finance company and is thereby subject to the the Financial Leasing, Factoring, and Financial Institutions Law No. 6361. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts.

The Regulation on the Financial Leasing, Factoring, and Financing Companies Establishment and Operation Principle also regulates the duration of the loan and other financing principles. Although Financell has to abide by the Banking Regulatory and Supervisory Agency’s regulations due to its financing operations, it also has to abide by the Ministry of Trade’s regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

Turkcell Sigorta Aracılık Hizmetleri A.S.

Turkcell Sigorta is regulated by many regulations pertaining to the insurance sector including the Insurance Law. However, since Turkcell Sigorta A.S. is an insurance agent, it is mainly regulated by the Regulations on Insurance Agents consisting of the specifications of the operations, establishment, structure, authorizations, and responsibilities of the individuals and the corporate entities which are willing to be insurance agents.

Turkcell Energy

The operations of Turkcell Energy are concentrated in the electricity market, which is heavily regulated in Turkey. The governing law is the Electricity Market Law, and the Energy Market Regulatory Authority (“EMRA”) is the central regulatory body issuing licenses, setting tariffs and quality standards. Electricity market activities in Turkey subject to the EMRA licensing regime include power generation, power supply, system operation (at both transmission and distribution level) and market operations for which each activity requires the issuance of a separate license.

Turkcell Energy holds a power supply license issued by EMRA on May 11, 2017 that is valid for 20 years. Its license allows Turkcell Energy to buy and sell electricity capacity and energy in both wholesale and retail markets at unregulated prices.

Paycell

With the enactment of Payment Systems Law No. 6493 in August 2016, Paycell has acquired a Payment Service Provider License from the Banking Regulatory Authority (BRSA). After Paycell was awarded an electronic money payment license in July 2017, it launched prepaid card and utility bill payments through its application and at Turkcell shops. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the Turkish Central Bank and new licenses enabling “open banking” have been introduced. Open banking regulations will enable Paycell to access customer information of banks with direct integration. Thus, Paycell will be able to execute payment transactions and act as a single interface to monitor all banking accounts of customers.

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of March 20, 2020.

(1)	On January 9, 2019, the legal title of the company Turkcell Satis ve Dagitim Hizmetleri A.S. was changed to Turkcell Satis ve Dijital Is Servisleri A.S.
(2)	On January 11, 2019, the sale of Azerinteltek QSC shares was completed.
(3)	On April 2, 2019, the transfer of our shares in Fintur Holdings B.V., in which Turkcell held 41.45% stake, to Sonera Holding, the other shareholder of Fintur, was completed.
(4)	On May 14, 2019, the acquisition of NTENT Netherlands B.V. was completed and the legal title of the company was changed to Yaani Digital B.V.
(5)	On February 28, 2020, Lifecell Dijital Servisler ve Cozumler A.S. was incorporated.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2019, we operated 78 facilities including network data centers, of which 56 were located in Turkey, the rest in the Turkish Republic of Northern Cyprus, Belarus and Ukraine.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2019 we also had 152 owned and 1,200 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Turkey.

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

We have an IMS based VOLTE (Voice over LTE) network. We are planning to converge Core Voice and IMS Networks. With convergence of the networks, the telco based fixed and mobile services and (OTT based) application services will be delivered easier and faster.

Our core packet switching network combined of SGSNS/MME’S (Serving GPRS Support Node, Mobility Management Entity) and GGSNs/SGW/PGWs (Gateway GPRS Support Node, Serving and PDN Gateway) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function (“PCRF”) for subscriber policies. In addition, we have already deployed Data Optimization equipment for enhanced customer experience.

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

b. Access Network Infrastructure

Access Network infrastructure includes (but not limited to) 2G BTSs, 3G NodeBs and 4.5G e-NodeBs which are located on rooftops and towers, Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at Network Data Centers (“NDC”). Since 2014, we refer to our OMCs (Operation Maintenance Centers) as NDCs (Network Data Centers). BTSs, NodeBs and e-NodeBs consist of fixed transmitter/receiver equipment and the antennas to actualize the coverage area for voice and data connections. 2G BTSs and 3G NodeBs are connected to and controlled by BSC or RNC, respectively. 4.5G e-NodeBs have an important difference in that they are directly connected to the 4.5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells, which serve certain specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage, etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of certain towers to Global Tower.

c. Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up 76% of our network. Also 93% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

The rest of the leased lines are provided by Turk Telekom and Vodafone. As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

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

I. Overview of the Turkish and International Economy

In 2019, global growth decelerated substantially in the weakened trade and investment environment due to the import tariff dispute between the U.S. and China, Brexit related political uncertainty in Europe and geopolitical tension in the Middle East. For a significant part of 2019, global manufacturing activity slowed markedly and global trade in goods contracted, while business and investor sentiment deteriorated notably. Further, as a result of weak demand, commodity prices decreased. In the second half of the year, global recession worries triggered monetary policy easing by major central banks, and in the subdued inflation environment, emerging countries cut policy rates to support waned growth. At the end of 2019, along with the alleviation of Brexit uncertainty and diminished trade tension, financial market sentiment improved notably and global financing conditions eased significantly. Despite weak global investor sentiment, emerging markets’ borrowing costs decreased and debt issues rose.

In the US, due to global recession worries, low levels of inflation and a diminishing contribution of tax cuts and public spending, the Fed cut its policy rate by 75 bps in 2019. In Europe, economic activity decreased significantly as a result of diminished global demand, hampered auto sector production, resulting from new emission standards, as well as Brexit uncertainty. The ECB decreased its policy rate to negative levels and restarted quantitative easing. In China, economic growth slowed due to the trade dispute with the U.S., country specific economic transformation and weak domestic demand, resulting in monetary and fiscal policies becoming more accommodative.

In Turkey, following a strong rebalancing period with 2.3% and 1.6% year-on-year contractions in the first two quarters of 2019, the Turkish economy grew 0.9% year-on-year in 2019, particularly with the help of household and government spending and inventory contribution. The business confidence index, capacity utilization rate, consumer loan growth, manufacturing PMI and retail sales growth have returned to pre-crisis levels. In addition, the pick-up in commercial loan growth is indicating a slow recovery in investment activity following the acceleration in consumption.

Inflation followed a downward trend throughout 2019, slowing from nearly 20.35% year-on-year in January to 11.8% in December. The improvement was driven by a more stable currency, strong base effect, favorable food prices and muted inflation expectations. The fiscal outlook deteriorated in 2019 due to higher expenditures to support the slowing economy and lower tax revenues. However, this was balanced by non-recurring revenues, most of which are in various forms of transfers from the Central Bank of the Republic of Turkey (“CBRT”). The 12-month cumulative budget deficit widened to around 2.9% and according to the national definition, the primary deficit was approximately 0.5% of GDP in December 2019.

The CBRT and the Turkish Banking Regulation and Supervision Agency (“BRSA”) enacted a series of measures and rules to ensure financial and economic stability and support the Turkish Lira. In 2019, the CBRT cut its policy rate by 1200 basis points and started to fund banks via swap facilities instead of the existing one-week repo channel and changed banks’ reserve requirement regulations to encourage them to grow their Lira loan books. Further, the CBRT made a commitment to grow its’ holding of government bonds from about TRY 20 billion currently to at least TRY 32 billion over the course of 2020.

The recent global outbreak of the Coronavirus (“COVID-19”) has caused and may cause additional slowdown in the global economy, as is evidenced by the ongoing sharp fall in investments, exports and industrial production. On March 27, 2019, the International Monetery Fund officially declared that the global economy has entered recession as a result of the spread of COVID-19. As COVID-19 spreads globally, financial markets are factoring in higher risk in their prices and experiencing historical levels of volatility and selloffs. Turkey has been and will continue to be affected. A series of measures have been announced in Turkey to combat the effects of COVID-19, such as the Central Bank of Turkey’s targeted additional liquidity facilities to banks aimed at securing uninterrupted credit flow to the corporate sector, tax cuts and primary debt and interest payments deferments. However, we cannot predict the impact, if any, of these measures on the Turkish economy. In addition, these measures will be costly and will thus add to Turkey’s state debt and may eventually result in additional pressure on the value of the TRY relative to other currencies.

II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates

Under current Turkish tax laws, there are several taxes imposed on the services provided by telecommunications operators in Turkey and other sectors in which the Company operates. With regard to the taxes specific to the telecommunications sector, these taxes are charged to subscribers by mobile operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services and on other sectors where we operate:

a. Special Communications Tax

The Turkish government imposed a 25% special communications tax (“SCT”) on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

As of March 1, 2009, the SCT rate for wireless and mobile internet service providers was set to 5% (previously such tax was 25% on mobile and 15% on fixed lines). Other than mobile broadband services, all mobile telecommunication services were subject to 25% and other telecommunication services (i.e., fixed lines and TV/ radio transmission) were subject to a 15% SCT up until December 31, 2017. As of January 1, 2018, the SCT rate for all services within the scope of the tax has been set to 7.5%. Since January 1, 2018, only the mark-up amount on subscribers’ invoices for roaming services is subject to the SCT.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (“M2M”) SIM cards are not subject to the SCT levied upon new subscriptions.

The SCT on new mobile subscriptions was TRY 65, TRY 53 and TRY 47 in 2019, 2018 and 2017, respectively. As of January 1, 2020, this has been increased to TRY 79. The tax has had a correlative negative impact on mobile usage.

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

b. Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT. The general VAT rate for telecom services is 18% (1% rate for digital publishing was set at 18% for 2019 and subsequent years). We declare VAT to the Ministry of Treasury and Finance within 26 days and remit VAT paid by our subscribers within the first 26 days of the month following which the tax was incurred, after the offset of input VAT incurred by us.

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Treasury and Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position. As of January 1, 2018, the VAT mechanism on roaming charges prior to November 3, 2009 was restored, and since then only the mark-up amount on subscribers’ invoices for roaming services is subject to VAT.

As of January 1, 2018, reverse charge VAT exemption is applied on the invoices which are related to roaming services issued by foreign GSM operators.

Additionally, as of January 1, 2018, if a non-resident e-service provider performs e-services from abroad to real persons who are located in Turkey, the service provider must be a VAT tax payer in Turkey. E-service providers have to declare VAT over the sales amount of e-services, with a VAT return within 26 days and pay within the first 26 days of the following month. Further, service providers can consider as deductible VAT which they have paid as a VAT amount to the Turkish entities related to these e-services.

As of January 1, 2018, VAT is calculated for TRY and bundle package sales and also calling card sales by including the margin of the distributor and/or retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the VAT amount on these pre-paid sales.

c. License and Annual Utilization Fees

According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees. The license fee is paid once on the subscription per subscriber. The license fee was TRY 27.86, TRY 22.52 and TRY 19.68 in 2019, 2018 and 2017, respectively. As of January 1, 2020, the license fee is TRY 34.15. Since January 1, 2018, subscriptions for machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 2.32, TRY 1.88 and TRY 1.64 in 2019, 2018 and 2017, respectively, and is charged to subscribers monthly. As of January 1, 2020, the monthly utilization fee is TRY 2.85. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end with the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. Since June 2011, we have collected utilization fees from most of our prepaid subscribers.

Other than subscribers’ license and annual utilization fees, operators must pay license and annual utilization fees for wireless equipment to the ICTA. Prior to January 1, 2018, such fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRx); however, following a legislative change, since January 1, 2018 the fee is being calculated as 5% of the monthly net sales amount, and is to be paid within the last working day of the following month.

d. Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones. The Special Consumption Tax is charged on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) either when they are imported or when they are sold by Turkish manufacturers. As of May 1, 2019, the SCT rates are set as provided in the table below and cannot be less than TRY 160 per cellular phone device.

SCT Tax rate
Cellular wireless phone devices with a receiver
- With SCT base up to TRY640	25%
- With SCT base between TRY 640 and TRY 1,500	40%
- With SCT base above TRY 1,500	50%

e. Digital Services Tax

On March 1, 2020, the Digital Services Tax (“DST”) to be paid through certain digital services, particularly all advertising services delivered in the digital environment, was introduced. The tax is to be paid at a rate of 7.5% per month over the revenues generated from the following digital services performed in Turkey:

•

Digital advertising services (including services such as advertisement control and performance measurement services, services for data transmission and management of users, and technical services related to the presentation of advertisements),

•

Sales of any audio, visual or digital content in a digital environment, and services provided in a digital environment for listening, watching, playing or recording or using such content (including computer programs, applications, music, video, games, in-game applications, etc. Under the draft Communique provisions, cloud service revenues are not subject to DST.),

•	Services relating to the providing and operating of a digital environment in which users may interact with each other (including platforms enabling the sale of goods or services among users), and

•	Intermediary services provided by digital service providers in the digital environment relating to the services listed above.

Tax payers exceeding a revenue threshold of €750 million in global revenues (under the draft Communique provisions, local revenues are also considered under global revenues) and TRY 20 million in local revenues are subject to DST.

DST returns must be declared through monthly basis payments, and made by the end of the following month. No deductions are allowed and taxpayers may not separately disclose DST on invoices. The DST amount which is paid by taxpayers is deductible from the income or corporate tax base.

The President has the authority to reduce the rate to a minimum of 1%, or increase it to a maximum of 7.5%, based on service type, separately or collectively.

Digital service taxpayers are defined as digital service providers. Their state of being fully liable, or not, as per the Income Tax Law No. 193 and the Corporation Tax Law No. 5520, under limited liability status, does not affect the tax liability for digital services. Neither does the question of whether they are performing with the related activities through a place of business or through permanent representatives in Turkey which affects the digital service tax liability.

In cases where the taxpayer has no residency, legal entity and/or business center in Turkey and other cases where it is deemed appropriate, the Ministry of Treasury and Finance may determine the taxpayer to be the parties to the transaction which is subject to taxation or the ones who mediate the transaction and payment.

Revenues generated from the provision of the following services are exempt from DST:

•	Services that are subject to “treasury share” paid in accordance with the Telegram and Telephone Law,

•	Services that are subject to the SCT,

•	Services performed to carry out banking transactions within the scope of Article 4 of the Banking Law No. 5411,

•	Payment services within the scope of Article 12 of the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions, and

•

Sales of products and services provided exclusively through these products developed as a result of research and development (“R&D”) activities in R&D centers that are defined under Article 2 of the Law on Supporting Research, Development and Design Activities dated No. 5746.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues do not exceed the stated thresholds as at March 20, 2020. We will continue to monitor such revenues and any updates in the related legislation.

f. Turkish Radio and Television (“TRT”) Association Banderol Fee

According to Article No. 4 of the Law on TRT Revenues, mobile phones are subject to the TRT banderol fee over (i) VAT base (excluding SCT) related to the sales amount for produced products (ii) VAT base (excluding SCT) of the customs declaration amount for import products. Since June 2016, the following rates have been applied for this purpose: (i) 7% for mobile phones which can receive radio or television broadcasts via integrated tuner, and (ii) 6% for mobile phones which can receive radio or television broadcasts via internet connection. As of July 2017, all mobile phones which have 8517.12.00.00.11 customs tariff statistics status, are subject to a TRT banderol fee at the rate of 10%.

g. Treasury Share, Universal Service Fund Contribution

Due to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. 10% of the treasury share is paid as a universal service fund contribution. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue towards the ICTA’s expenses.

Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution as mentioned above. As of January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share has also been revised and accordingly, the following are not to be considered in the calculation of the treasury share: (i) overdue interests which are accrued to the subscribers for any unpaid balance, (ii) accrual amounts for the purpose of reporting, (iii) reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally and (iv) amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik Hizmetleri Servisi A.S. (“Rehberlik Hizmetleri”). These amounts are paid annually within the month of June of each following year.

In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for all companies.

h. Other Tax Legislations

Amendments to the tax laws and the latest taxes introduced through the Law No. 7194 published in the Official Gazette dated December, 7, 2019 are summarized as follows:

•

As per the new bracket added to the income tax tariff for the income exceeding TRY 500,000 (including wages), these incomes will be taxed at a rate of 40%. On the other hand, the wages which are received from a single employer, exceeding the amount TRY 500,000 in the fourth bracket of the income tax tariff, will be submitted by the employer (TRY 500,000 has been increased to TRY 600,000 for the year 2020).

•	The rate for the banking and insurance transaction tax applied as 1 per thousand relating to foreign exchange transactions since May 15, 2019 has increased to 2 per thousand.

•	On December 7, 2019, Article 376 of the Tax Procedural Law regulating the deduction of tax penalties was amended, and the discount rate set at 50%.

•	An article titled “abandonment of legal remedy” was added to the Tax Procedure Law in order to resolve the tax disputes between the taxpayer and the administration.

As of January 1, 2019, the VAT rate is set as 18% for the sale of newspapers, magazines, electronic books and similar publications within the electronic environment.

The late fee rate was set at 2.5% per month for the period of July 1, 2019 and October 1, 2019, and then set at 2% per month from October 1, 2019 onwards.

Through adding foreign exchange differences to the components included in VAT base, in deliveries and services performed based on foreign currency domestically as in imports, a legal basis for the VAT subjection of exchange differences arising when the price is fully or partially collected afterwards is ensured.

Pursuant to the section within the Act of Fees Tariff No. 8 “Passenger phone usage fee”, the utilization permit for cellular wireless phone devices with a receiver brought by passengers for self-usage with non-commercial purpose is subject to a fee. The amount of the fee applied for 2019 was set at TRY 618.60. This amount was then increased to TRY 1,500 for 2019 and stands at TRY 1,838 for 2020.

The Cultural Fund for mobile phones (imported or manufactured mobile phones which have voice recording qualifications) will be paid as of March 19, 2020. The Cultural Fund is set at 1% over, (i) the custom value for imported devices and (ii) the production value for the devices which are manufactured in Turkey. This fund will be considered as a cost of goods item and will not be reflected directly as a tax to the customers on the invoices.

i. Tax disputes

Changes in the Ministry of Treasury and Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (VAT and SCT), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years, since companies’ operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

•	Tax inspectors shall not issue tax audit reports that contradict Decrees, Public Acts, Statutory Rules, General Communiques and Circulars promulgated;

•

In the event that the tax authority differentiates previous interpretations of the taxation codes via promulgated General Communiques and Circulars, the new interpretation shall not be applied to previous transactions; and

•

Transactions that are compliant with rulings taken from the Tax Office are relieved from both tax penalties and overdue interests. Such relief is valid only for taxpayers that have applied for the ruling.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

III. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments on the carrying values of assets and liabilities, and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (Basis of preparation and summary of significant accounting policies) to our Consolidated Financial Statements in this annual report on Form 20-F.

IV. Reportable Segments and Reporting Currency

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•

The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri and Turkcell Gayrimenkul.

•

The Turkcell International segment comprises mainly our telecommunication and technology services activities beyond Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower and Lifecell Digital.

Our “Other” reportable segment is comprised mainly of information and entertainment services in: (i) Turkey and Azerbaijan, (ii) non-group call center operations of Turkcell Global Bilgi, (iii) consumer financing service operations of Financell, Turkcell Odeme, Paycell LLC and TOFAS, (iv) electricity energy trade operations of Turkcell Enerji, (v) insurance agency activities of Turkcell Sigorta as well as (vi) the development and production of electric passenger cars and (vii) the carrying out of trading activities of Turkiye’nin Otomobili and Sofra. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech. The share purchase agreement was signed on November 15, 2018 and the transfer of proceeds to Inteltek was completed on December 27, 2018. The Group lost control over the subsidiary unconditionally on December 27, 2018 following the transfer of money. The transfer of shares to Baltech was completed subsequently on January 11, 2019.

Starting from October 1, 2016, Fintur was classified as held for sale and reported as discontinued operations. The Group signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding. The transfer to Sonera Holding was completed on April 2, 2019 for a final value of EUR 352.9 million. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

Our audited Consolidated Financial Statements as of December 31, 2019 and December 31, 2018 and for each of the years in the three-year period ended December 31, 2019 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was incorporated in 1993 and commenced its operations in 1994. We operate under a 25-year GSM license (the “2G License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A-type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Turkey. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four installments.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers’ needs through lifestyle segments and usage habits.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2019, that number for the Group had grown to 46.7 million including subscribers of subsidiaries.

In the mobile segment, we increased our postpaid subscriber base from 56% in 2018 to 62% in 2019 due to our focus on value. As of December 31, 2019, we had approximately 12.4 million prepaid subscribers and 20.4 million postpaid subscribers, compared to approximately 14.9 million prepaid subscribers and 18.8 million postpaid subscribers as of December 31, 2018.

Our average minutes of usage (MoU) in Turkey increased 16% to 415 minutes in 2019 from 359.5 minutes in 2018 as a result of high bundle packages utilization. Our mobile ARPU in Turkey increased to TRY 39.8 in 2019 compared to TRY 33.9 in 2018 mainly driven by our upsell strategy, favorable change in customer mix, increasing data consumption and price adjustments.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please see “Item 4.B. Business Overview – V. Churn”.

In the fixed segment, our subscriber base was at 2.3 million for the year ended December 31, 2019. 1.5 million of this base are fiber customers.

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements at the amount of TRY 795.8 million and TRY 938.5 million as of December 31, 2019 and 2018 respectively, which we believe to be adequate. The main reasons for the change in impairment losses include collections made in 2019 amounting to TRY 283.7 million and a write-off of overdue receivables amounting to TRY 493.1 million which was netted of with an impairment loss recognized amounting to TRY 622.6 million.

II. International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus, Belarus and Germany. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

III. Revenues

Revenues include telecommunication services, equipment revenues, revenue and commission fees on betting business, call center revenues and revenues from financial services. Telecommunication service revenues mainly include voice, data, messaging, digital services and solutions, interconnect, roaming, and wholesale.

IV. Operating Costs

a. Cost of Revenues

Cost of revenues includes payments for our treasury share and universal service fund, transmission fees, radio costs, billing and archiving costs, cost of goods sold, depreciation and amortization charges, cost of revenues from financial services, roaming charges paid to international operators for calls made by our subscribers while outside Turkey, interconnection and termination fees mainly paid to Turk Telekom and Vodafone, employee benefit expenses for technical personnel and frequency fee.

b. Administrative Expenses

Administrative expenses consist of employee benefit expenses for non-technical, non-marketing, and non-sales employees’ maintenance and repair expenses, travel and entertainment expenses, consultancy expenses, collection expenses, and other overhead charges.

c. Selling and Marketing Expenses

Selling and marketing expenses consist of dealer and distributor commissions, advertising, employee benefit expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, and training and communication expenses.

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

e. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2019	2018	2017
	(in TRY) millions
Revenue	23,996.3	20,173.4	16,917.1
Revenue from financial services	1,140.9	1,119.1	715.0
Total revenue	25,137.1	21,292.5	17,632.1

Cost of revenue	(16,816.7)	(13,751.2)	(11,058.3)
Cost of revenue from financial services	(266.8)	(394.8)	(291.8)
Total cost of revenue	(17,083.5)	(14,146.0)	(11,350.2)

Gross profit	8,053.7	7,146.5	6,281.9

Administrative expenses	(779.8)	(673.4)	(645.2)
Selling and marketing expenses	(1,555.2)	(1,626.7)	(2,005.4)
Net impairment losses on financial and contract assets	(338.9)	(346.4)	—
Other operating income/(expenses), net	(346.6)	(140.1)	(698.9)

Operating Profit	5,033.3	4,359.9	2,932.4
Finance costs	(2,025.1)	(3,364.1)	(920.1)
Finance income	297.5	1,677.1	597.2

Net finance (costs)/income	(1,727.7)	(1,687.0)	(322.9)
Share of loss of equity accounted investees	(15.7)	(0.1)	—

Profit before income taxes	3,289.9	2,672.8	2,609.5

Income tax expense	(785.6)	(495.5)	(571.8)
Profit from continuing operations	2,504.3	2,177.3	2,037.8

Gain from discontinued operations	772.4	—	—
Profit for the year	3,276.7	2,177.3	2,037.8

Attributable to:
Owners of the Company	3,246.5	2,021.1	1,979.1
Non-controlling interests	30.2	156.3	58.6
Profit for the year	3,276.7	2,177.3	2,037.8

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2019	2018	2017
Results of Operations (% of revenue)

Revenue	100.0	100.0	100.0
Cost of revenue	(68.0)	(66.4)	(64.4)
Gross margin	32.0	33.6	35.6
Administrative expenses	(3.1)	(3.2)	(3.7)
Selling and marketing expenses	(6.2)	(7.6)	(11.4)
Net impairment losses on financial and contract assets	(1.3)	(1.6)	—
Other operating income/(expenses), net	(1.4)	(0.7)	(4.0)
Operating Profit	20.0	20.5	16.6

V. Segment Overview

Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis,

group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri and Turkcell Gayrimenkul.

•

The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower LLC, Global LLC, Turkcell Europe, Lifetech, Beltower and Lifecell Digital.

Our “Other” reportable segment is comprised mainly of information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Turkcell Odeme, Paycell LLC, TOFAS, electricity energy trade operations of Turkcell Enerji, insurance agency activities of Turkcell Sigorta, as well as the development and production of electric passenger cars and to the carrying out of trading activities of Turkiye’nin Otomobili and Sofra. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

Until and including December 31, 2018 in the consolidated financial statements, Turkcell Odeme had been reported under the Turkcell Turkey segments because of its revenue and operational structure. As of December 31, 2019 in the consolidated financial statements, Turkcell Odeme is classified under “Other” segment given that a significant portion of its revenue consists of non-group and consumer financing services. The Company has presented financials of December 31, 2018 accordingly in the consolidated financial statements.

The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech. The share purchase agreement was signed on November 15, 2018 and the transfer of proceeds to Inteltek was completed on December 27, 2018. The Group has lost the control over the subsidiary unconditionally on December 27, 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on January 11, 2019.

Starting from October 1, 2016, Fintur was classified as held for sale and reported as discontinued operations. The Group has signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding. The transfer to Sonera Holding was completed on April 2, 2019 for a final value of EUR 352.9 million. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

	Turkcell Turkey			Turkcell International		Other	Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(in TRY millions)
Total segment revenue	21,487.2	18,092.6	2,002.8	1,457.0	2,218.0	2,113.7	(570.8)	(370.8)	25,137.1	21,292.5
Inter-segment revenue	(79.3)	(46.4)	(94.7)	(69.7)	(396.8)	(254.8)	570.8	370.8	—	—
Revenues from external customers	21,407.8	18,046.2	1,908.1	1,387.3	1,821.2	1,859.0	—	—	25,137.1	21,292.5
Adjusted EBITDA*	8,789.2	7,403.8	903.9	612.7	765.8	801.7	(32.5)	(30.2)	10,426.4	8,788.0
Net impairment losses on financial and contract assets	(223.9)	(248.2)	(5.1)	(4.1)	(109.9)	(94.1)	—	—	(338.9)	(346.4)

	Turkcell Turkey			Turkcell International		Other	Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(in TRY millions)
Total segment revenue	18,092.6	15,340.9	1,457.0	1,067.1	2,113.7	1,297.5	(370.8)	(73.4)	21,292.5	17,632.1
Inter-segment revenue	(46.4)	(31.8)	(69.7)	(40.9)	(254.8)	(0.8)	370.8	73.4	—	—
Revenues from external customers	18,046.2	15,309.1	1,387.3	1,026.2	1,859.0	1,296.8	—	—	21,292.5	17,632.1
Adjusted EBITDA*	7,403.8	5,504.1	612.7	264.0	801.7	467.6	(30.2)	(7.4)	8,788.0	6,228.3
Net impairment (losses)/ gains on financial and contract assets	(248.2)	49.5	(4.1)	(6.1)	(94.1)	(79.7)	—	—	(346.4)	(36.3)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell Turkey

a. 2019 compared to 2018

Total revenues generated by Turkcell Turkey increased 18.8% to TRY 21,487.2 million in 2019 from TRY 18,092.6 million in 2018, mainly due to a solid ARPU performance driven by a favorable change in customer mix towards a higher number of postpaid subscribers, increasing data consumption, price adjustments and our upsell strategy. In 2019, postpaid ARPU excluding M2M subscribers was TRY 64.1 whereas prepaid average revenue per user was TRY 18.3, approximately 3.5 times higher. This solid performance is a result of our microsegment layered approach enabled by strong data analytics capabilities. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 18.7% to TRY 8,789.2 million in 2019 from TRY 7,403.8 million in 2018, mainly due to an increase in revenues and a decrease in selling and marketing expenses which was partially offset by an increase in cost of revenues, administrative expenses and net impairment losses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, radio cost, employee benefit expenses, cost of goods sold, frequency expenses and network related expenses. Decrease in selling and marketing expenses is mainly due to the IFRS15 standard effect, which includes capitalization of subscriber acquisition costs, and our effective cost management.

b. 2018 compared to 2017

Please refer to page 94 of our 2018 annual report on Form 20-F.

Turkcell International

a. 2019 compared to 2018

Total revenues generated by Turkcell International increased by 37.5% to TRY 2,002.8 million in 2019 from TRY 1,457.0 million in 2018 mainly due to the continued strong ARPU growth of lifecell subscribers and the currency appreciation in Ukraine and Belarus against the Turkish Lira in 2019. The annual growth rates in terms of local currency of lifecell and Belarusian Telecom were 13.6% and 8.0%, respectively. The revenue growth in lifecell was mainly driven by growing mobile data revenues due to the increasing data consumption of subscribers. The revenue growth in Belarusian Telecom was mainly due to the higher data revenues as a result of the rise in 4G users coupled with a higher data consumption. Digital service revenues also contributed to revenue growth.

Turkcell International’s Adjusted EBITDA increased by 47.5% to TRY 903.9 million in 2019 from TRY 612.7 million in 2018, mainly due to the currency appreciation in Ukraine and Belarus against the Turkish Lira. The increase in Turkcell International’s Adjusted EBITDA was mainly due to an increase in lifecell’s Adjusted EBITDA by 45.4% in terms of Turkish Lira. lifecell’s Adjusted EBITDA increased by 17.4% in terms of local currency, mainly due to an increase in revenue and the effective cost control measures.

b. 2018 compared to 2017

Please refer to page 95 of our 2018 annual report on Form 20-F.

VI. Year ended December 31, 2019 compared to the year ended December 31, 2018

We had 32.7 million mobile subscribers in Turkey, including 20.4 million mobile postpaid subscribers, as of December 31, 2019, compared to 33.7 million mobile subscribers in Turkey, with 18.8 million mobile postpaid subscribers, as of December 31, 2018. During 2019, we recorded a net decrease of 1.0 million Turkish mobile subscribers. This is mainly due to a 2.6 million decrease in prepaid customers on the back of 1.9 million disconnections resulting from the new ICTA regulation that requires deactivation of prepaid lines which lack residency documents by the sixth month of subscription, and deactivation of 580 thousand inactive prepaid customers in line with our churn policy.

In the fixed segment, our subscriber base remained at 2.3 million for the year ended December 31, 2019, of which 1.5 million were fiber customers, compared to 1.4 million fiber customers for the year ended December 31, 2018.

In Ukraine, we had 9.0 million and 9.9 million registered subscribers as of December 31, 2019 and 2018, respectively. During 2019, we lost approximately 0.9 million subscribers from Ukraine, where three-month active subscribers increased from 7.3 million to 7.4 million. The increase in three-month active subscribers was primarily due to the attractive offers and a focus on customer retention.

a. Total Revenue

Total revenues for the year ended December 31, 2019 increased 18.1% to TRY 25,137.1 million in 2019 from TRY 21,292.5 million in 2018.

Total revenues generated by Turkcell Turkey increased 18.8%, to TRY 21,487.2 million in 2019 from TRY 18,092.6 million in 2018, mainly due to a solid ARPU performance driven by an increase in the proportion of postpaid subscribers, increasing data consumption, price adjustments and our upsell strategy. This solid performance results from our microsegment layered approach enabled by strong data analytics capabilities.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkey, during 2019, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.5 million net annual additions, and the postpaid ratio increased from 56% in 2018 to 62% in 2019. In 2019, postpaid ARPU excluding M2M subscribers was TRY 64.1 whereas prepaid average revenue per user was TRY 18.3. These figures indicate that postpaid average revenue per user is approximately 3.5 times that of the prepaid. Therefore, the increase in the number of postpaid subscribers has had a positive impact on the blended mobile average revenue per user.

Total revenues generated by Turkcell International increased by 37.5%, to TRY 2,002.8 million in 2019 from TRY 1,457.0 million in 2018, mainly due to growth in our Ukraine and Belarus businesses, mainly through higher ARPU levels and the appreciation of UAH and BYN against TRY during the period. The annual growth rates of lifecell and Belarusian Telecom, in terms of local currency were 13.6% and 8.0%, respectively.

Other subsidiaries’ revenues, mainly comprised of our revenues from information and entertainment services, call center services and financial services, grew by 4.9% to TRY 2,218.0 million in 2019 from TRY 2,113.7 million in 2018. Significant factors that impacted our revenues from other subsidiaries in the year 2019 include the following: (i) the sale of our sports betting in Azerbaijan was completed as of January 11, 2019 and hence, we did not report any revenues from this business in the year 2019, (ii) our contract to carry out sport betting operations in Turkey ended in August 28, 2019 and hence, the year 2019 figures includes revenues from this business until this date and (iii) Financell revenues were impacted by the decline in the consumer loan portfolio from TRY 4.2 billion as at the year end of 2018 to TRY 2.4 billion as at the year end of 2019, mainly due to the installment limitation on consumer loans for telecom devices. Meanwhile, the revenue growth of our energy business and the expansion of Paycell positively contributed to our revenues from other subsidiaries.

b. Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 20.8% to TRY 17,083.5 million in 2019 from TRY 14,146.0 million in 2018, due to an increase in depreciation and amortization charges, payments for our treasury share and universal service fund, interconnection and termination fees, network related expenses, employee benefit expenses and frequency expenses.

Depreciation and amortization charges (including impairment charges) increased by 17.7%, to TRY 5,046.6 million in 2019 from TRY 4,288.0 million in 2018. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 611.2 million in 2019, mainly attributable to lifecell’s 4G license, up from TRY 533.3 million in 2018.

Cost of goods sold increased 77.4% to TRY 2,278.3 million in 2019, from TRY 1,284.2 million in 2018, due to the increased volume in our equipment business, universal service project and higher cost of energy sold as a reflection of higher revenues from our energy business.

Treasury share and universal service fund over our mobile revenues paid to the Ministry of Transport and Infrastructure increased 16.2% to TRY 2,488.5 million in 2019, from TRY 2,141.0 million in 2018, mainly due to the increase in mobile revenues.

Interconnection and termination fees increased 8.3%, to TRY 1,909.6 million in 2019 from TRY 1,763.4 million in 2018, mainly due to the increase in off-net traffic.

Employee benefit expenses for technical personnel increased by 25.8%, to TRY 1,501.6 million in 2019 from TRY 1,194.0 million in 2018, mainly due to the annual increase in wages and salaries. Employee benefit expenses of financial services have been excluded from wages, salaries and personnel expenses which is also reflected in the 2018 and 2017 results. The amounts are TRY 8.5 million and TRY 4.8 million, respectively. These values are now under cost of revenues from financial services.

Frequency expenses increased by 29.0%, to 803.0 million in 2019 from TRY 622.4 million 2018, due to increase in revenues, as 5% of net revenue is paid as a frequency fee.

Radio cost increased by 44.4%, to TRY 734.6 million in 2019 from TRY 508.9 million in 2018, mainly due to increases in energy prices and roll out expenses.

Transmission costs increased by 3.0%, to TRY 336.0 million in 2019 from TRY 326.1 million in 2018, mainly due to increases in roll out, capacity and effect of depreciation in Turkish Lira.

Cost of revenue from financial services decreased 36.5% to TRY 240.3 million in 2019 from TRY 378.5 million in 2018, mainly due to the installment limitation on consumer loans for smartphones which have led to a decline in the loan portfolio of Financell.

Roaming expenses increased 5.0% to TRY 238.1 million in 2019 from TRY 226.8 million in 2018, mainly due to the depreciation of the TRY against the EUR and the increase in overall mobile network traffic.

As a percentage of revenues, cost of revenues increased 1.6 percentage points, to 68.0% in 2019 from 66.4% in 2018, mainly as a result of an increase in cost of goods sold of 3.0 percentage points, radio cost of 0.5 percentage points, frequency expense of 0.3 percentage points, employee benefit expenses of 0.4 percentage points, as well as a decrease in cost of revenue from financial services of 0.8 percentage points, interconnection costs of 0.7 percentage points, treasury share and universal fund of 0.2 percentage points and other cost of revenue 0.6 percentage points.

Gross profit margin decreased 1.6 percentage points from 33.6% in 2018 to 32.0% in 2019.

c. Administrative expenses

Administrative expenses increased 15.8%, to TRY 779.8 million in 2019 from TRY 673.4 million in 2018, mainly due to an increase in employee benefit expenses, collection expense and consultancy expenses, service expenses and training expenses. As a percentage of revenues, general and administrative expenses decreased slightly to 3.1% for the year ended December 31, 2019, from 3.2% for the year ended December 31, 2018.

Employee benefit expenses for non-technical and non-marketing employees increased 13.6%, to TRY 483.4 million in 2019 from TRY 425.7 million in 2018, primarily due to periodic increases in wages and salaries as well as the increase in the number of personnel.

Other administrative expenses increased 19.6%, to TRY 296.3 million in 2019 from TRY 247.7 million in 2018, with the impact of the collection expenses, consultancy expenses, service expenses and training expenses.

d. Selling and marketing expenses

Selling and marketing expenses decreased 4.4%, to TRY 1,555.2 million in 2019 from TRY 1,626.7 million in 2018, mainly due to the decrease in selling expenses, which was partially offset by the increase in employee benefit and marketing expenses. As a percentage of revenues, selling and marketing expenses decreased from 7.6% for the year ended December 31, 2018 to 6.2% for the year ended December 31, 2019, driven by the decline in selling expenses by 1.2 percentage points and other cost items by 0.2 percentage points.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 37.1%, to TRY 349.3 million in 2019 from TRY 555.2 million in 2018, mainly due to the additional subscriber acquisition costs being capitalized in accordance with IFRS15.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, increased 0.6%, to TRY 554.5 million in 2019 from TRY 551.1 million in 2018, mainly due higher advertising expenses.

Employee benefit expenses for selling and marketing employees increased 25.1%, to TRY 551.8 million in 2019 from TRY 441.0 million in 2018, primarily due to the periodic increase in wages and salaries and the increase in the number of personnel.

e. Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased 2.2%, to TRY 338.9 million in 2019 from TRY 346.4 million in 2018. This decrease was mainly driven by better collection performance as well as a change in assumption for bad debt provisioning in relation to frequency usage fees paid on behalf of customers in line with IFRS9.

We booked an impairment provision of TRY 795.8 million and TRY 938.5 million for contract assets, other assets and receivables from financial services for the years ended December 31, 2019 and 2018, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f. Other operating income/(expenses)

Other net operating expenses increased to TRY 346.6 million in 2019 from TRY 140.1 million in 2018, mainly due to restructuring costs and tax settlements as explained in Note 38 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F.

g. Operating profit

Operating profit increased by 15.4%, to TRY 5,033.3 million in 2019 from TRY 4,359.9 million in 2018. As a percentage of revenues, operating profit decreased from 20.5% in 2018 to 20.0% in 2019, mainly due to an increase in cost of revenue and other operating expenses which was partially offset by the decrease in selling and marketing expenses and net impairment losses on financial and contract assets.

h. Net finance income/(costs)

Net finance costs increased to a TRY 1,727.7 million net expense in 2019 from a TRY 1,687.0 million net expense in 2018, due to a decrease in finance income to TRY 297.5 million in 2019 from TRY 1,677.1 million in 2018. Lower interest income on bank deposits and higher interest expenses resulting from borrowings and lease obligations despite lower foreign exchange losses after hedging were instrumental in this trend. As of December 31, 2019, interest income and expense on financial assets measured at amortized cost are shown netted of in our consolidated statement of profit or loss. The Company has presented financials as of December 31, 2018 accordingly, which amount is TRY 255.0 million.

Finance income decreased by 82.3%, to TRY 297.5 million in 2019 from TRY 1,677.1 million in 2018, mainly due to changes in the fair value of derivative instruments, cash flow hedges- reclassified to profit or loss and lower interest income on bank deposits. The decrease interest income on bank deposits are mainly due to the decrease in interest rates. As of December 31, 2019, the average effective interest rates of TL, USD and EUR deposits were 10.7%, 2.3% and 0.4% (as of December 31, 2018: 22.5%, 5.9% and 3.3%), respectively.

Finance costs decreased by 39.8%, to TRY 2,025.1 million in 2019 from TRY 3,364.1 million in 2018, mainly due to the decrease in net foreign exchange losses, changes in the fair value of derivative instruments and cash flow hedges being reclassified to profit or loss. Net foreign exchange losses decreased from TRY 2,695.0 million in 2018 to TRY 1,039.6 million in 2019. The change in the fair value of derivative instruments and cash flow hedges being reclassified to profit or loss are due to the appreciation of Turkish Lira and decline in interest rates compared to 2018.

i. Income tax expense

Income tax expense increased 58.6%, to TRY 785.6 million in 2019 from TRY 495.5 million in 2018, mainly due to an increase in profit from operations.

The effective tax rate was 19.3% and 18.5% for the years ended December 31, 2019 and 2018, respectively.

Entities incorporated in Turkey are subject to corporate tax rate of 20%. Published in the Official Gazette on December 5, 2017, Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws increased the corporate tax rate under the Corporate Tax Law, No. 5520, from 20% to 22% for tax years 2018, 2019, and 2020. The corporate tax rate is expected to decrease to 20% from 2021 onwards.

Differences between the effective tax rate and our corporate tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax-exempt income and non-deductible expenses. The main driver of the increase in the effective tax rate in 2019 is the tax exemption effect of the Fintur sale.

j. Gain/(loss) from discontinued operations

Starting from 1 October 2016, Fintur was classified as held for sale and was reported as a discontinued operation (Note 16). Fintur is therefore disclosed separately as discontinued operations in our Consolidated Financial Statements in this annual report on Form 20-F. Comparative periods in the Consolidated Financial Statements are restated to reflect the classification of Fintur as discontinued operations.

The Company signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding. The deal was completed on April 2, 2019 subsequent to obtaining the regulatory approvals on March 29, 2019. The final transaction value is realized as TRY 2,229.6 million (EUR 352.9 million). The share transfer was completed in 2019, and the gain on this transaction, amounting to TRY 772.4 million, is recognized under gain from discontinued operations in the consolidated financial statements.

No loss are recorded from discontinued operations for the years 2018 and 2019.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Profit allocated to non-controlling interests amounted to TRY 30.2 million for the year ended December 31, 2019, compared to a TRY 156.3 million for 2018.

Profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2019 and 2018 amounted to TRY 30.2 million and TRY 105.1 million, respectively.

l. Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company increased to TRY 3,246.5 million in 2019, from TRY 2,021.1 million in 2018, mostly due to an increase in results from operating activities and a decrease in foreign exchange losses which was partially netted off with an increase in interest expense financial assets measured at amortized cost and net fair value losses on derivative financial instruments and interest, cash flow hedges—reclassified to profit or loss and sale of subsidiaries (Fintur).

VII. Year ended December 31, 2018 compared to the year ended December 31, 2017

Please refer to page 96 of our 2018 annual report on Form 20-F.

VIII. Effects of Inflation

According to the Turkish Statistical Institute (TUIK), along with the stabilizing of the currency, easing in cost push factors and a strong base effect, the annual inflation in Turkey decreased to 11.8% in December 2019, which is considerably lower than the 2018 year-end figure of 20.3%. The inflation expectation of the CBRT in its first Inflation Report for 2020 is 8.2%. The latest CBRT expectations survey, as of March 2020, indicated that inflation is expected to be at 9.98% at the end of 2020, which is above the CBRT’s official target of 5.0%. For additional information, see “Item 3.D. Risk Factors”.

Inflation decelerated relatively in 2019 in Belarus. Headline inflation decreased to 4.7% in 2019 from 5.6% in 2018, according to the data provided by the National Statistical Committee of the Republic of Belarus. The National Bank of the Republic of Belarus has been on an easing trajectory since the beginning of 2018, bringing the refinancing rate down to 10% from 17% with gradual rate cuts in 2018, and down to 9% from 10% in 2019. Economic activity continues to recover, even though the momentum of the growth diminished slightly. Macroeconomic stability is still fragile due to the country’s reliance on the Russian economy. On the external side, key risk factors include disruptions in energy price arrangements with Russia.

In Ukraine, inflation followed a downward path in 2019, due to weakening food prices amid more ample supply and an increase in economic activity. Annual inflation declined to 4.1% in 2019, from 9.8% at the end of 2018, according to the National Bank of Ukraine (NBU). The rapid decline in inflation led to a steady easing of the monetary policy by the NBU, which cut its key policy rate by 450 bps, to 13.5% in 2019, and is expected to enact further cuts in 2020. Furthermore, if global liquidity conditions become tighter, in particular in the context of the ongoing COVID-19 crisis, the UAH will most likely come under increased pressure.

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

The foreign exchange risks in Turkey as the result of purchases and borrowings in U.S. Dollars and Euros have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 epidemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Additionally, in Belarus and Ukraine, the tools are non-existent or insufficient to hedge foreign exchange rate risks effectively due to restricted, thin and underdeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions.

Prior to 2019, the only hedging product proposed by local banks in Ukraine was non-deliverable forward (“NDF”) which is cash settled product in U.S. Dollars, a short-term forward contract on a non-convertible foreign currency which could not be delivered offshore. At the same time the share of NDF transactions has always been insignificant due to complexity and low demand in the market.

In February 2019, the new Law of Ukraine on Currency and Exchange Transactions entered into force and lifted a number of restrictions in the foreign exchange market. In particular, the National Bank of Ukraine:

•	allowed currency forwards for the purpose of hedging export/import and loan transactions;

•	allowed purchasing and accumulating foreign currency on accounts intended for making payments on external loans; and

•	companies are allowed to buy foreign currency on the same day without preliminary fund reservations.

Moreover, in March 2019, the National Bank of Ukraine lowered requirements for the mandatory sale of foreign currency proceeds from abroad from 50% to 30% and lifted it completely in June 2019. Also, in July 2019, the limit for dividends repatriation was finally cancelled. Since then, owners of corporate rights/shares (i.e. foreign shareholders of Ukrainian companies) are not limited in the repatriation of their dividends abroad. In general, throughout 2019 around 40 restrictions on currency transactions for businesses, banks, foreign investors and the general public have been either mitigated or eliminated.

Overall, 2019 was a challenging but positive year for Ukraine. The political cycle was successfully completed. The Ukrainian economy saw its highest growth over the last eight years. Macroeconomic stabilization helped increasing investors’ interest in Hryvnia financial instruments. This led to an increased inflow of foreign currency to Ukraine and the appreciation of the national currency (UAH appreciated against USD by 14.4% in

2019 compared to 1.4% appreciation in 2018). Another positive indicator is that Ukraine’s international reserves increased by 22% in 2019 and amounted to USD 25.3 billion as of January 1, 2020. Meanwhile, the IMF announced a new three-year USD 5.5 billion arrangement with the country, which is expected to cement financial stability in 2020. Furthermore, royalties from a new five-year gas transit contract with Russia, signed in December, should provide additional support to the government’s accounts going forward.

In the current economic environment and considering the aforementioned fragile economic conditions, there is a possibility of volatility in the financial markets both in Ukraine and in Belarus. Furthermore, the COVID-19 epidemic has had, and is likely to continue to have, a material impact on the volatility of global markets.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio’s dependency on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost, although this might become increasingly difficult to achieve in the context of the ongoing COVID-19 crisis. In 2018 and in 2019, a significant portion of our floating FX debt portfolio was hedged through interest rate derivatives.

a. New Accounting Standards Issued

See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this annual report on Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2019 and 2018:

	2019	2018
	TRY million
Net cash inflow from operating activities	9,026.6	5,829.9
Net cash (outflow) from investing activities	(3,027.3)	(4,535.6)
Net cash (outflow) from financing activities	(3,478.0)	(534.4)
Net increase in cash and cash equivalents	2,521.3	759.9
Effects of exchange rate changes on cash and cash equivalents	298.2	1,947.0

Net cash provided by our operating activities was TRY 9,026.6 million in 2019 and TRY 5,829.9 million in 2018.

The increase in profit amounting to TRY 1,099.4 million compared to 2018 has had a positive impact on net cash inflow from operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash inflow from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash inflow from operating activities, or they have an offsetting effect on the changes in working capital. As a result, the trend in cash inflow from operating activities should be correlated with the trend in results from operating activities, interest paid and income tax paid. The corresponding subtotal, after adjustments, increased to TRY 11,915.6 million in 2019, from TRY 9,821.9 million in 2018. Furthermore, the increase in changes in receivables from financial operations, the increase in change in trade and other payables, the decrease in income tax paid to TRY 611.4 million in 2019 from TRY 657.7 million in 2018, partially netted off with the decrease in changes in trade receivables and the increase in interest paid to TRY 2,090.7 million in 2019 from TRY 1,658.3 million in 2018 resulted in a 55% increase in net cash provided by our operating activities.

Net cash outflow from investing activities decreased to TRY 3,027.3 million in 2019, from TRY 4,535.6 million in 2018. This change is mainly due to the increase in proceeds from sale of subsidiary, despite the increases in acquisition of property, plant and equipment and acquisition of intangible assets and the increase in cash outflow from financial assets. For the year ended December 31, 2019, we received TRY 2,219.6 million from sale of subsidiary compared to TRY 118.5 million in 2018.

Net cash outflow from financing activities for the year 2019 amounting to TRY 3,478.0 million, whereas net cash used was TRY 534.4 million for 2018. This change is mainly attributable to the decrease in proceeds from issues of loans and borrowings and issuance of bonds which partially netted off with a decrease in the repayment of borrowings. The cash generation from issuance of loans and borrowings decreased to TRY 29,060.5 million in 2019, compared to TRY 44,341.1 million in 2018. The cash generation from the issuance of bonds decreased to TRY 311.6 million in 2019 from TRY 2,188.3 million in 2018. In addition, we repaid TRY 31,297.9 million of our loans and borrowings in 2019, compared to TRY 43,987.1 million in 2018.

For a discussion of our consolidated cash flows for the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to page 104 of our 2018 annual report on Form 20-F.

b. Sources of Liquidity

Turkcell had applied to the Capital Markets Board and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount of up to $1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkey through private placement and/or sales to qualified investors without a public offering. In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% (based on a 5.95% reoffer yield to investors). The bond issuance was completed and the proceeds of the issue were transferred to the Company’s account on October 15, 2015. The notes have since been listed on the official list of the Irish Stock Exchange.

On September 16, 2015, Turkcell signed a club loan facility with a group of international banks with a U.S. Dollar tranche of USD 500 million and a Euro tranche of EUR 445 million. The facility has a maturity of five years, with a semi-annual principal amortization during the last three years of the loan. Interest on the loan is payable quarterly. The facility is unsecured and has an interest rate of three-month LIBOR/EURIBOR +2.0% per annum. The company fully utilized both tranches in June 2016 and repayments commenced as of June 2018. On February 11, 2020 Turkcell decided to prepay the loan. Accordingly, the last two principal repayments of the loan, which are due in June 2020 and September 2020 as per the loan agreement and which in total amount to EUR 148.4 million and USD 166.7 million, were completed on March 23, 2020.

On October 23, 2015 we signed two loan agreements with China Development Bank (“CDB”) for an amount of up to EUR 500 million (available for two years), to refinance some of the Group’s existing loans, and for an amount of up to EUR 750 million (available for three years), to finance a part of our procurement requirements from Chinese suppliers in relation to our infrastructure investments. Both loan facilities have a final maturity of 10 years, with semi-annual equal amortization during the last seven years of the loan. The annual interest rate of the loans was EURIBOR+2.20%. The EUR 500 million facility was immediately fully utilized in October, 2015 whereas the EUR 750 million facility was planned to be utilized in the three-year availability period until April, 2019. On March 5, 2018 the scope of the EUR 750 million loan facility (of its EUR 690 million unutilized portion by then) was expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Turkcell Superonline, Financell and lifecell will also be able to make drawdowns under the facility. In addition, the amendment authorized the abovementioned borrowers to make drawdowns in U.S. Dollars and Renminbi (“CNY”) besides the original loan currency of EUR. The respective interest rates for USD and CNY loans were set at LIBOR + 2.22% and 5.51% whilst interest rates for EUR loans remained the same (EURIBOR +2.20%). In June 2019, in order to manage our floating interest rate risk, we entered into an interest rate swap transaction for the USD 75 million portion of this loan. With this transaction, we have fixed the annual interest rate of the respective portion of the loan at 4.07% in USD terms, starting from April 10 – October 10, 2019 up until maturity. As of the end of the availability period of April 2019, we had utilized EUR 550 million equivalent in EUR, USD and CNY currencies out of the EUR 750 million facility and cancelled the remaining EUR 200 million limit. Furthermore, in August 2019, the annual interest rates of the USD and EUR denominated loans, which were LIBOR + 2.22% and EURIBOR+2.20%, were revised at LIBOR+2.17% and EURIBOR+2.15%, respectively. The updated rates have been effective from the April 10, 2019 – October 10, 2019 interest period and up until maturity. There have been no changes to the maturity or the repayment terms of the loan. Semi-annual repayments of the EUR 500 million and EUR 750 million facilities started in April, 2019 and October, 2019, respectively.

On March 22, 2018, the Capital Markets Board approved our application with respect to issuing debt instruments with an amount up to USD 750 million or its equivalent in another currency, to be sold in international markets, through private placement and/or sales to qualified investors domiciled outside of Turkey. Following this approval, on April 11, 2018 we issued a Eurobond with an aggregate principal amount of $500 million with a fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity.

On February 25, 2019, we signed a USD 150 million, 10-year semi-annual amortizing export finance facility funded by J.P. Morgan and Swedish Export Credit Corporation (SEK), and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2018 and 2021. The loan consists of three equal tranches, with the first tranche having a total annual cost of LIBOR+2.10% whereas the second and third tranches have a fixed 5.35% total cost per annum. Total cost includes the margin and annualized portions of the EKN premium and upfront fee.

On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of three years and one week and its total annual cost will be in the Euribor+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to Euribor+2.00% or increase to Euribor+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format.

Financell has a considerable portion in Turkcell group debt balance, although its share has decreased since August, 2018 when the BRSA decreased the maximum number of installments in mobile phone related consumer loans. Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the subject loan during its maturity. Major funding sources of Financell are USD 150 million in two bilateral loans from Export Development Canada (EDC) maturing in September and December 2020; a USD 50 million amortizing bilateral loan from J.P. Morgan fully maturing in March 2023 and a EUR 40 million amortizing loan from Bank of China maturing in September 2021. The remainder of the borrowings are local currency loans from Turkish banks. As of December 31, 2019, Financell’s total loan portfolio was TRY 1,733 million and 81% of this portfolio consists of foreign currency loans (TRY 1,407 million), which are converted into TRY liabilities with cross currency swaps and thus do not carry any FX risk.

In order to diversify its borrowing resources, Financell also resorted to other funding alternatives. It applied to the Capital Markets Board of Turkey (“CMB”) for the issuance of asset-backed security (ABS). Following the respective approvals of the CMB, Financell mandated Aktif Yatirim Bankasi A.S. which issued six ABS at a total nominal size of TRY 485 million between April 2017 and December 2019 to qualified investors without public offering where Financell was the originator and the user of funds. TRY 125 million of these issuances were made in 2019 in two transactions and the outstanding ABS amount as of December 31, 2019 is TRY 87 million.

In June 2019, Financell applied to the CMB for the approval of to the issue of debt instruments in Turkey of up to TRY 500 million within one year to be utilized in various amounts and times based on financing needs. The respective debt instruments will have various interest rates and terms, various maturities of up to 1 year, and will be TL denominated. The instruments will be offering through adomestic placement without public offering, and/or through a domestic sale to qualified investors in one or more tranches. No issuances have been made under this approval in 2019.

On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates (wakala sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market for an amount of up to TRY 300 million and up to 12-month tenor. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the CMB and the approval was obtained on March 1, 2018. The first issue of TRY 125 million with a six-month tenor was made on March 22, 2018 and fully matured on September 13, 2018. The second issue of TRY 75 million came on December 13, 2018 with 103-day tenor and the third issue of TRY 100 million followed on February 13, 2019 with 121-day tenor. The issues were conducted to meet the short-term funding needs of Turkcell Superonline and were purchased by domestic institutional investors. Following the complete utilization of the previous Turkcell Board of Directors resolution and CMB approval, on February 1, 2019, the Board approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 500 million under the same conditions mentioned above. On May 2, 2019, an application for the approval of a new issue programme for lease certificates of up to TRY 500 million was made to the Capital Markets Board, and the approval was obtained on May 16, 2019. The first issue of TRY 75 million under the new issue programme was made on June 14, 2019 with a 116-day tenor and matured on October 8, 2019. It was followed by the second issue of TRY 150 million on October 8, 2019, with 119-day tenor, which matured on February 4, 2020, and further followed by the third issue of TRY 175 million with a 140-day tenor on February 4, 2020. On March 24, 2020, the Turkcell Board of Directors approved the issuance of lease certificates by Turkcell Superonline through an asset leasing company based in Turkey. The issuance, in the amount of up to TRY 600 million, must be made in Turkish Lira terms with maturities of up to 12 months, and offered in the domestic market, in one or more tranches, through private placements and/or sales to institutional investors without a public offering. On the same day, the Turkcell Board of Directors approved the issuance of lease certificates by Global Tower through an asset leasing company based in Turkey. The issuance of up to TRY 300 million must be in Turkish Lira terms, with maturities up to 12 months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering.

Our borrowings consist of bilateral and club loans from local and international financial institutions, 144A/ RegS Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, BYN, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR + 0.58% to LIBOR + 2.17% and from EURIBOR+1.25% to EURIBOR+2.20% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 3.84% to 5.80% for the loans denominated in U.S. Dollars, (ii) 0.82% to 3.35% for the loans denominated in EUR, (iii) 9.25% to 10.60% for the loans denominated in TRY, (iv) 11.50% to 18.00% for the loans denominated in UAH, (v) 12.00% to 16.00% for the loans denominated in BYN and (vi) 5.51% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2019 to 2031. As of December 31, 2019, our borrowings consist of USD 752 million and EUR 846 million based on floating-rate pricing (i.e. LIBOR and EURIBOR), of which USD 300 million and EUR 480 million will still be outstanding as of January 1, 2022. As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR, yet it is expected to remain in force for another period of five years. As of March 20, 2020, we have neither discussed with nor approached by any financial institution to replace LIBOR and/or EURIBOR with a new reference rate. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continuous contact with.

We believe we have a strong liquidity position with the cash-equivalent of USD 1.7 billion in hard currencies, which approximately equals our debt service (including principal and interest) due in the next three years, (excluding the consumer finance unit which is a self-financing company thanks to its consumer loan receivables). Beyond that, we currently have a debt service (including principal and interest) amounting to approximately USD 1,920 million in total between 2023 and 2031.

The ratio of our debt to equity is 112% as of December 31, 2019, compared to 126% as of December 31, 2018. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, see Note 29 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increases the maximum number of instalments on mobile phone related loans or with our possible entry to the smart device leasing business for consumers. The working capital requirements related to terminal financing and bad debt expenses are planned to be managed by our consumer finance company, which commenced operations in 2016. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2019 include potential dividend payments depending on the result of our general assembly meeting, quarterly corporate tax payments, capital expenditures, debt service and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2020 will be around 16%-18%.

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

c. Capital Transactions

In 2019, we have entered into buyback transactions on our own shares; please refer to “Item 10.B. Share Buy-Backs”, as well as Item 16.E.

d. General Economic Conditions

Turkey’s economic growth slowed to 0.9% in 2019 from 2.6% in 2018 and it is expected to accelerate to around 3.3% in 2020. However, the various measures taken in the fight against COVID-19 may negatively impact this growth rate. Please refer to “Item 5. I. Overview of the Turkish and International Economy”.

e. Dividend Payments

On March 23, 2016, the Board of Directors proposed a dividend distribution for the year ended December 31, 2015 amounting to TRY 1,200.0 million (equivalent to USD 202.0 million as of December 31, 2019), which represented approximately 58% of net distributable income for the relevant year. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on March 29, 2016.

On May 25, 2017, the Company’s General Assembly approved the payment of a dividend amounting to TRY 3,000.0 million (equivalent to USD 505.0 million as of December 31, 2019) out of profits for the period from January 1, 2010 to December 31, 2016. This represents a gross cash dividend of full TRY 1.3636364 (equivalent to full USD 0.23 as of December 31, 2019) per share. The Company paid TRY 3,000.0 million in total including withholding taxes in three installments on June 15, September 15 and December 15, 2017 to the shareholders.

On March 29, 2018, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 319.9 million as of December 31, 2019) from the net distributable profit for the year ended December 31, 2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.15 as of December 31, 2019) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, September 17 and December 17, 2018, respectively.

On September 12, 2019, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,010.0 million (equivalent to USD 170.0 million as of December 31, 2019) from the net distributable profit for the year ended December 31, 2018. This represents a gross cash dividend of full TRY 0.4590909 (equivalent to full USD 0.08 as of December 31, 2019) per share. The distribution to shareholders was performed in a single payment on October 31, 2019.

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

5.D Trend Information

a. Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkey was 62%, 56% and 54% in 2019, 2018 and 2017, respectively, due to our value focus.

As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, a larger postpaid subscriber base and rising data consumption. For these reasons and with an increased focus on our OTT services, we also expect that the percentage of our revenues from digital services will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues, reflecting the declining demand for these conventional telecommunication services.

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

The table below shows the on-net prices and MTR rates:

TRY	Before July 1, 2013	July 1, 2013 – August 6, 2016	As at March 20, 2020
Minimum on-net voice price	0.0313	0.0428	—
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	0.0250
SMS TR	0.0170	0.0043	0.0043

The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in our service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Such caps were in force until a decision rendered in March 2016 annulled the maximum tariffs. On September 20, 2018, the ICTA set the maximum tariffs at 0.5670 TRY/min for voice and TRY 0.4075 for SMS with regard to Turkcell and Vodafone on the basis of the obligations in their licence agreements. Since TT Mobil does not have such an obligation in its licence, a policy decision was taken by the Ministry of Transportation and Infrastucture for TT Mobil to comply with maximum tariffs. The latest ICTA Board Decision dated September 23, 2019 sets the rates at TRY 0.6494 TRY/min for voice and TRY 0.4668 for SMS as of October 1, 2019.

The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

Further cuts in interconnection rates may make us redesign our tariffs and may impact our operational results.

By its Board decision dated April 19, 2017, numbered 2017/DK-SRD/131, the ICTA finalized its Mobile Call Termination market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year, as of April 19, 2018. On the other hand, the Significant Market Power status would continue in the call termination market for mobile operators, operators that offer satellite communications services, and Mobile Virtual Network Operators (MVNO), which could offer call termination services for the incoming calls of their subscribers. Nevertheless, with its decision dated April 12, 2018, the ICTA later cancelled the deregulation of the SMS/MMS Termination Market. As a result, the SMS/MMS termination services are being regulated and continue to be within the scope of obligations under the Mobile Call Termination Market Analysis.

c. Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and debt service and maintain and enhance our network through our operating cash flow, existing committed and non-committed credit facilities. However, we continue to experience difficult pricing and competitive conditions in our operating markets, which we expect will continue. The working capital requirements related to terminal financing and bad debt expenses are managed by our consumer finance company, Financell. Following the BRSA’s limitation on the number of instalments with regard to consumer loans for handsets and smart devices, we expect that the decrease in demand will continue, and that consequently there will not be any additional working capital need for Financell. Indeed, we expect Financell’s indebtedness to continue to gradually decrease throughout 2020, as has been the case since September 2018. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2020 will be around 16%-18%.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. In particular, our projections may be adversely affected by measures taken by the public and private sectors, both in Turkey and abroad, in response to the COVID-19 crisis, including travel restrictions, the closure of stores (including ours), the promotion of social distancing and the adoption of work-from-home by companies and institutions. Such measures may significantly impact the amount and ways our customers use our networks and other products and services and, in turn, our business and our investment requirements. COVID-19 has, namely, resulted in a substantial decrease in international travel, which has had an adverse effect on our roaming services (both inbound and outbound), and the closure of our stores and changes in general consumer behavior have begun to affect the volume of sales of equipment. If continued for a long duration, this will result in a material adverse effect on our revenues and liquidity. Although we are monitoring the potential impact of COVID-19 to our business in Turkey and abroad, its impact on our business and financial condition is unknown at this time. See “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

d. Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey in the last few years. The value of the Turkish Lira against USD decreased relatively in 2019, depreciating by 12.9% in 2019 compared to 39.5%

in 2018. Ukraine Hryvnia appreciated significantly against USD by 14.5% in 2019 compared to 1.4% in 2018. In Belarus, the Belarusian Ruble appreciated 2.6% in contrast with depreciation by 9.5% in 2018. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, in particular in the context of the ongoing COVID-19 crisis, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

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

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2019.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2019	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
	TRY million
Bank Letters of Guarantee	1,518.7	1,518.7	879.3	285.4	105.9	28.4	219.7

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2019, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to ICTA, custom authorities, private companies and other public organizations amounting to TRY 1,518.7 million. We also provided guarantees to distributors amounting to TRY 294.4 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2019.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Loans and borrowings(*)	22,137.8	7,322.8	3,540.3	2,833.0	8,441.7
Lease obligations	2,456.5	643.8	705.5	363.7	743.5
Payable in relation to the acquisition of Belarusian Telecom	594.0	—	—	—	594.0
Trade and other payables	2,789.3	2,789.3	—	—	—
Due to related parties	12.1	12.1	—	—	—
Total Contractual Cash Obligations	27,989.7	10,768.0	4,245.8	3,196.7	9,779.2

*	Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Purchase obligations	819.5	331.0	410.0	78.5	—

As at December 31, 2019, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY 819.5 million.

To avoid foreign exchange risk, the Company used currency swaps, participating cross currency swap contracts, currency forward contracts and commitments related to those derivative financial liabilities amounted to TRY 86.6 million (Note 35).

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members. Members of our Board of Directors are generally appointed for a term of three years. The CMB has a statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely.

The CMB resolved in 2013 that Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca would serve as “independent board members” of our Board of Directors according to Article 17/2 of the Capital Markets Law No. 6362. Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler continued to serve as independent Board Members as per the letter of Capital Markets Board dated March 8, 2019, and were subsequently replaced by Nail Olpak, Afif Demirkiran and Tahsin Yazar as per the resolution issued by the CMB on March 5, 2020.

The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Jean Christian Antoine Belfrage, as board members who satisfy the independence criteria. The latter two members were chosen from the independent nominees list submitted by Telia Company. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years, and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

At the ordinary general assembly meeting held on March 29, 2018, Mustafa Kiral, Hasan Tuvan Yalim and Ingrid Maria Stenmark were elected as board members in lieu of Jan Erik Rudberg, Erik Jean Christian Antoine Belfrage and Mehmet Bostan, respectively, for a duty period of three years. After Bekir Pakdemirli resigned from his office as of July 11, 2018 due to his appointment as Minister of Agriculture and Forestry, the Board of Directors functioned with six members until March 7, 2019, which is permitted by the Company’s Articles and Associations agreement as long as meeting and decision quorums is observed. On March 7, 2019, following the Board of Director’s decision, Mr. Bulent Aksu was appointed as a Board Member to the vacant seat, pursuant to Article 363 of the Turkish Commercial Code. On March 8, 2019 Mr. Hasan Tuvan Yalim resigned from his duties and our Company’s Board of Directors decided on the same day to appoint Mr. Huseyin Aydin to the seat which became vacant following Mr. Yalim’s resignation, pursuant to Article 363 of the Turkish Commercial Code. Mr. Guler is elected as Ordu City Mayor on March 31, 2019. In our General Assembly Meeting of September 12, 2019, Huseyin Aydin and Bulent Aksu were proposed by Turkcell Holding and elected as Board Members for 3 years. On November 27, 2019, Mustafa Kiral resigned from his duties within the group, and on December 13, 2019, Christopher James Powell was appointed as Board Member in lieu of Mr. Mustafa Kiral pursuant to Article 363 of the Turkish Commercial Code.

The CMB with its resolution dated March 5, 2020, announced the replacement of Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca on our Board of Directors, who had been serving as independent board members at our Company since March 11, 2013, with three new members, Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Tahsin Yazar, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. Mr. Bulent Aksu was elected as the Chairman of the Board of Directors of our Company at the Board of Directors meeting of our Company convened on March 12, 2020.

As of March 20, 2020, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors
Bulent Aksu (Chairman)	Mart 7, 2019
Huseyin Aydin	Mart 8, 2019
Afif Demirkiran	March 6, 2020
Nail Olpak	March 6, 2020
Christopher James Powell	December 13, 2019
Ingrid Maria Stenmark	March 29, 2018
Tahsin Yazar	March 6, 2020

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. On May 30, 2019, Mr. Murat Erkan has been appointed as Chief Executive Officer. The following table sets forth the name and office of each member of our Corporate Executive Team as of March 20, 2020.

Name	Office
Murat Erkan	Chief Executive Officer
Izzet Serhat Demir	Executive Vice President—Legal and Regulation Executive Vice President (acting)—Human Resources
Osman Yilmaz	Executive Vice President—Finance (CFO)
Kadri Ozdal	Executive Vice President—Consumer Sales
Ceyhun Ozata	Executive Vice President—Corporate and Residential Sales
Omer Barbaros Yis	Executive Vice President—Marketing
Atac Tansug	Exective Vice President—Digital Services and Solutions
Serkan Ozturk	Executive Vice President—Information and Communication Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk	Executive Vice President—Supply Chain Management

III. Biographies

a. Current Board Members

Bulent Aksu, born in 1974, was appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019. Bulent Aksu has 22 years of managerial experience in finance, accounting, tax and management fields in various sectors including telecommunications, energy, petrochemicals, textiles and audit. His professional career began at Kuveyt Turk’s Inspection Board as an Auditor, and then took office at Calik Holding in 2003 to serve as Finance Manager and Group Finance Director, respectively. In 2008 and 2012 he served as CFO and Board Member at Akfel Group. Mr. Aksu worked as CFO for Azerbaijani National Oil and Gas Company’s (SOCAR) subsidiaries Petkim Petrokimya Holding A.S. and STAR Rafineri A.S. respectively between 2012 and 2016. Bulent Aksu executed many Merger&Acquisitions in various industries, and actively ran financial transactions such as project financing and bond issuance in international and domestic markets. He led the conclusion of the financing agreement for the USD 3.3 billion and 18 years maturity financing deal signed with 23 local and international financial institutions for STAR Rafineri, one of the top industrial investments of our country. This loan agreement was the top project financing transaction ever made in Turkey in terms of the total sum and the term. In addition, it became the largest financing transaction in Europe for the year 2014. Bulent Aksu served as CFO of Turkcell between July 20, 2016 and July 17, 2018. In addition to international practices in balance sheet and fx exposure management, he made great contributions to Turkcell with his innovative solutions for investments financing. For the first time, it has strengthened and leading Turkcell’s position in local and international capital markets by issuing Asset Backed Securities (VDMK), financing bills, lease certificates and Eurobonds. He served as Board Member of Turk Telekomunikasyon A.S. between November 2018—March 2019. Mr. Aksu has taken office as Deputy Minister for the Ministry of Treasury and Finance as of August 3, 2018. Bulent Aksu was appointed to the Turkcell Board of Directors on March 7, 2019. On May 13, 2019 he was appointed as the Chairman of Board of Directors of Turk Eximbank. Between 2016 and 2018, Mr. Aksu was voted among the top 50 most influential CFOs in Turkey by the magazine Fortune Turkey. Bulent Aksu graduated from Business Administration (English) Department of Istanbul University in 1996.

Huseyin Aydin, born in 1959, was appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019. Huseyin Aydin graduated from the Ankara Academy of Economics and Commercial Sciences (Faculty of Economics) in 1981. He began his career as an Assistant Inspector at Ziraat Bank and served as a Director in various departments at Ziraat Bank until March 27, 2003. After working as an Executive Board member at Halkbank, as a Board member at Pamukbank and as Deputy Chairman at Ziraat Bank, Mr. Aydin worked as the General Manager and Board Member at Halkbank between May 31, 2005 and July 14, 2011. Having joined Ziraat Bank as the CEO on July 15, 2011, Mr. Aydin also serves as the Chairman of the Banks Association of Turkey and Board Member of Turkiye Wealth Fund Management Co. Huseyin Aydin was appointed to the Board of Directors on March 8, 2019.

Afif Demirkıran, born in 1952, was appointed to the Turkcell Board of Directors as independent board member by decision taken by the Capital Markets Board in March 2020. Having completed his primary and secondary education in Siirt, Afif Demirkıran graduated from Mining Faculty of Istanbul Technical University in 1973. Later he studied engineering and had master’s degree at the Leeds University in UK. He served as an executive in Etibank, as Head of Foreign Investment Department at the Undersecretariat of State Planning Organization, as General Manager of Foreign Investment Directorate at the Undersecretariat of Treasury, as a Board Member of Eregli Iron and Steel Inc. and Sumerbank A.S., as various executive positions in private sector companies, as General Manager and Chairman of Turkish Electricity Generation and Transmission Company (TEAS), and General Manager of Vakif Enerji ve Madencilik A.S. Being active in politics since 2002, Afif Demirkıran served as Batman Deputy in the 22nd, and Siirt Deputy at the 23rd and 24th periods of the Grand National Assembly Turkey. In the 22nd period, he also served as a member of the State Economic Commission for Enterprises, member of Turkish Group OSCE PA and member of the Turkey-EU Joint Parliamentary Commission. In the 23rd and 24th periods, he was the President in the Turkey-EU Joint Parliamentary Commission. In the 22nd, 23rd and 24th periods, he served as the Chairman of Turkey-Spain Inter-Parliamentary Friendship Group. In the 24th period, he also was the Deputy Chairman of Turkey-Pakistan Inter-Parliamentary Friendship Group. Since 2016, he has been the Deputy Chairman of Foreign Affairs Directorate of Justice and Development Party.

Nail Olpak, born in 1961, was appointed to the Turkcell Board of Directors as independent board member by decision taken by the Capital Markets Board in March 2020. He graduated from Aydın High School. Holding a degree of Mechanical Engineering Faculty from Istanbul Technical University, Olpak completed his postgraduate education in Energy field at Yıldız Technical University. Starting his professional career at Umar Makina A.S., Olpak, held the position as Vice Factory Manager at Ozgun A.S. Mr Olpak worked as senior executive levels at Cankurtaran Holding and he left the group as Vice President. Mr. Olpak established his own businesses named NORA Elektrik A.S., Pak Yatirim A.S. and OMN Insaat A.S. He still holds the positions as the Chairman of the Board of the two companies and the board member of the third company.

Nail Olpak serves as the President of the Foreign Economic Relations Board (DEIK) since September 22, 2017. Also, Nail OLPAK currently serves as;

•	President & Chairman of the Executive Board, (DEIK)

•	Board Member, Export Credit Bank of Turkey (TURK EXIMBANK)

•	Board Member, TURKCELL Company

•	Board Member, Istanbul Development Agency (ISTKA)

•	Member of Coordination Commitee for the Improvement of the Investment Environment (YOIKK)

•	President of World Turkish Business Council (DTIK)

•	Member of High Advisory Board, MUSIAD

•	Member of the Founding Committee, International Technological, Economic and Social Research Foundation (UTESAV)

•	Member of the Board of Trustees, Tourism Development and Education Foundation of Istanbul Chamber of Commerce (TUGEV)

•	Member of Founders Board, Ilim Yayma Foundation

•	Member of the Board of Trustees, Huzur Hospital Foundation

•	Member of the Board of Trustees, Human Development and Societal Education Foundation (IGETEV)

•	Member of the Board of Trustees, The Foundation for the Support of Istanbul Medeniyet University

•	Founding Member of the Board of Trustees and Vice President of the Executive Board, Kandilli Club

•	Member of Chamber of Mechanical Engineers in The Union of Chambers of Turkish Engineers and Architects (UCTEA)

•	Member of Association of Mimar Sinan Architects & Engineers Union

•	Member of the Advisory Board, Faculty of Mechanics of Istanbul Technical University, (ITU)

•	Member of Aydın High School Graduates Association (ALMED)

Nail Olpak served as the Chairman of MUSIAD (Independent Industrialists and Businessmen’s Association) for the 5th Term and the Chairman of MUSIAD High Advisory Board, Vice-Chairman of IBF (International Business Forum), Council Member of B20 Steering Committee of Turkey, Council Member of ITO (Istanbul Chamber of Commerce), Board Member of IDTM (Istanbul World Trade Centre), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Turkey Silicon Valley.

Nail Olpak was granted the title of Honorary PhD in the branch of International Relations by Ahi Evran University and Mehmet Akif Ersoy University. Olpak is married and is the father of two sons who are Architect and Mechatronic Engineer. He speaks English very well.

Christopher James Powell, born in 1977, was appointed to the Turkcell Board of Directors in December 2019. Mr. Powell was appointed as the Chief Finance Officer of LetterOne Technology in 2015. Mr. Powell has a broad remit including accounting, reporting, tax, structuring and commercial transactions. He also serves as a Board member for various companies within LetterOne. Mr. Powell was previously the Head of Finance at Pallinghurst, a boutique private equity investment house, where he was responsible for financial reporting, accounting, investment valuations and investor relations. Prior to Pallinghurst, he worked within the financial reporting team for Anglo American plc, on the company’s transition to International Financial Reporting Standards and technical accounting. Mr. Powell also led various finance transformation projects. Mr. Powell has a BA in History and an MA in Modern European History, both from the University of Manchester. He qualified as a chartered accountant (ICAEW) with Deloitte in 2004.

Ingrid Maria Stenmark, born in 1966, was appointed to the Turkcell Board of Directors by the General Assembly decision in 2018. Ms. Stenmark is currently the Senior Vice President and Head of CEO Office, Strategy & Combined Assurance at Telia Company. She is responsible for Group Strategy, Enterprise Risk Management, Ethics and Compliance and also overseeing Internal Audit at Telia Company. In addition, she has the responsibility for the associate operations in Turkcell and Latvia. Since joining Telia Company in 1994, Ms. Stenmark has held a number of senior positions in the Group, including Head of Group Regulatory Affairs, acting General Counsel, and responsible for the associates Turkcell and MegaFon. Ingrid Maria Stenmark holds a Master of law from the University of Stockholm.

Tahsin Yazar, born in 1975, was appointed to the Turkcell Board of Directors as independent board member by decision taken by the Capital Markets Board in March 2020. He was graduated from Ankara University Faculty of Law in 1996. After starting his career as a freelance lawyer, he continued at Devres Law Office and Zorlu Holding A.S. respectively. Mr. Yazar joined Calik Holding Inc. in 2010 as Director of Energy Group Legal Affairs and also acted as a board member of Yesilirmak Electricity Distribution Inc. and Aras Electricity Retail Sales Inc. Mr. Yazar was appointed as Advisor to the Minister of Energy and Natural Resources in 2016. He was then appointed as Advisor to the Minister of Treasury and Finance in 2018.

b. Executive Officers

Murat Erkan, born in 1969, was appointed as Turkcell Chief Executive Officer on March 15, 2019. Mr. Erkan, who started his career at Toshiba, worked as an Application Engineer at Biltam Muhendislik and then served as the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of Technology, Sales, Business development and Channel Management. Mr. Erkan served as the Business Unit Manager at Aneltech working on solutions related to telecommunications, mobile, ICT, the defense industry and industrial products sectors starting from 2006. Murat Erkan joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline, and he assumed the role of Executive Vice President of Sales from December 2015 to March 2019. Murat Erkan graduated from Yildiz Technical University Electronics and Telecommunication Engineering Department. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Osman Yilmaz, born in 1983, was appointed as Turkcell Chief Financial Officer on August 1, 2018. Mr. Yılmaz started his professional career at Turkiye Is Bankasi Treasury Department in 2006. In 2007, he worked at BNP/TEB Treasury Department. From 2008 to 2016, he served as Senior Fund Manager in Structured Products and Group Head of Fixed Income and Multi Asset Funds at HSBC Global Asset Management. In August 2016, he joined Turkcell family as Director of Treasury, Risk and Collection Management. Mr. Yılmaz holds a dual BSc degree in Economics and Management from London School of Economics and Istanbul Bilgi University, MSc in Financial Engineering from Bogazici University and a PhD in Finance from Ozyegin University.

Izzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of Legal and Regulation Function in May 2015. In March 2020, in addition to his existing role, he has been appointed as the acting Executive Vice President of Human Resources, effective as of March 16, 2020. Mr. Demir started his professional career in 1997 at Dun&Bradstreet Turkey office. From 2003 to 2007 he worked at Yıldız Holding Legal Department and in 2007 he served as the Legal Counsel at Calik Holding A.S. Between 2009 and 2015, Mr. Demir undertook Calik Holding Legal Affairs Director role and in the meantime he also served as member of Board of Directors at holding level and at group companies that operated in telecom and finance fields. Serhat Demir graduated from the Faculty of Law at Istanbul University.

Kadri Ozdal, born in 1974, was appointed as the Executive Vice President of Consumer Sales on September 26, 2019. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. He then joined Turk Telekom and held positions in sales development, channel optimization and management functions. He served as sales development director and then as CSO from 2011 to 2012. Between 2012 and 2016, Kadri Ozdal took part in foundation and management of n11.com which is one of the largest e-commerce platforms in Turkey and held CSO role. In February 2016, he joined Turkcell as Alternative Sales Channels Director and managed non-exclusive and digital sales channels, finally having served as Retail Channels Sales Director. Kadri Ozdal graduated from Dokuz Eylul University, Faculty of Economics and Administrative Sciences, Department of Public Administration.

Ceyhun Ozata, born in 1974, was appointed as the Executive Vice President of Corporate and Residential Sales on September 26, 2019. He started his professional career at Reuters and worked as a Customer Advisor from 1995 to 1996. He held Assistant Manager of Customer Operations role at Superonline from 1996 to 1999. He served as a CRM and Product Management Manager at IXIR A.S. from 1999 to 2001. Starting from 2002, Ozata held Project Manager, Online Sales Manager, CRM & Direct Sales Director, and Marketing Director positions at Turkcell Superonline. From 2008 to 2015, he served as the Vice President of Retail Sales at Turkcell Superonline which accelerated fiber infrastructure investments. Lastly, he served as the Sales Director of Turkcell Residential and Small Medium Business Management starting from 2015 until his most recent assignment. Ceyhun Ozata graduated from Bogazici University, Department of Electronics.

Omer Barbaros Yis, born in 1980, was appointed as the Executive Vice President of Marketing on September 26, 2019. Having started his career in 2006 as Corporate and Consumer Pricing Specialist at Turkcell, he held various Senior Product Manager roles in the marketing department. From 2010 to 2013, he continued his career as the Global Telecom Industry Director in Peppers & Rogers Group. In 2013 he joined Turk Telekom, where he served as the Existing Customer Management Director, Premium Segment Customer Management Director and then Fixed Products Revenue Management Director. In 2017, Omer Barbaros Yis joined Turkcell as Strategic and Focused Marketing Director and then he assumed Consumer Marketing Director role. Omer Barbaros Yis graduated from Koc University with a double major in Business Administration and Economics and received his Master’s Degree and PhD in Economics from Universitat Autonoma De Barcelona. He is fluent in English and Spanish.

Atac Tansug, born in 1974, was appointed as the Executive Vice President of Digital Services and Solutions on September 26, 2019. Mr. Tansug started his professional career as System Support Engineer at Datapro in 1999. Between 2002 and 2009, he served as International NGN/IMS Service Support Engineer, Team Leader and Team Manager in Alcatel-Lucent. From 2009 to 2011, he held Product Service Director role responsible for Turkey and Azerbaijan and Global Customer Service Director role in his last two years in the company. He joined Turkcell Group as the Chief Technology Officer of Turkcell Superonline in 2013. Later he was appointed as Transmission & Core Network Planning Director at Turkcell in 2016. Lastly, he held Digital Services & Solutions Technology Director position in Turkcell. He graduated from the Department of Civil Engineering at Bogazici University.

Serkan Ozturk, born in 1976, was appointed as the Executive Vice President of Information and Communication Technologies in September 2015. Between 2017 and 2019, he also served as the Executive Vice President of Customer Experience in addition to his existing role. Serkan Ozturk joined Turkcell in 2000 as a Project Supervisor. He worked as project supervisor and manager at Turkcell Project Management Office between 2000 and 2009. He served as Chief Information Technologies Officer in life-Ukraine between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. From 2011 to 2015 he served as Turkcell Customer Relations Management and Business Intelligence Solutions (CRM & BIS) Director. Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Aziz Gediz Sezgin, born in 1966, joined Turkcell as a Network Engineer in 1995. In October 2015, he was appointed as the Executive Vice President of Network Technologies. Previously, he served as Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University Electronics and Communication Engineering Department and received his Master’s Degree and PhD from the same university.

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

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly each year. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Renumeration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of EUR 250,000 per year and each board member would receive a net sum of EUR 100,000 per year for the period of their service, effective February 25, 2010. In 2019, according to Decree 32 on the Protection of the Value of the Turkish Currency (“Decree No.32”), it was decided that board members who have Turkish nationality would receive their compensation in Turkish Lira, while others would continue to receive Euro-based salaries. Thereby in 2019, our Chairman and Turkish Board Members received their compensations in TRY.

For the year ended December 31, 2019, we provided, paid and accrued an aggregate of TRY 142.4 million to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 142.4 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016 and as of December 31, 2019, the Group recognized expenses of TRY 6.2 million regarding this plan compared to TRY 11.5 million in 2018. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $180 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability insurance is provided by Ak Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by A-rated reinsurers. These insurers are from London, Korea, America, Turkey, Dubai and Spain. The policy expired on October 1, 2019, and we renewed its insurance limit based on the terms and conditions offered until October 1, 2020.

6.C Board Practices

For more information on our directors and the period during which each director has served on the board, see “Item 6.A. Directors and Senior Management”.

Committees of the Board of Directors

a. The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Tahsin Yazar. Mr. Nail Olpak is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

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

b. The Corporate Governance Committee

The Corporate Governance Committee, based on the CMB’s corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents if needed to the Board of Directors remedial proposals to that end. Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles of the Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and Capital Markets Board’s “Corporate Governance Principles”. In the relations between the Company and our shareholders, the Committee assists the Board. To that end, it oversees the investor relations activities.

The current members are Mr. Tahsin Yazar, Ms. Ingrid Maria Stenmark, Mr. Zeynel Korhan Bilek, Treasury and Capital Markets Management Director, and Mr. Emre Alpman, Corporate Governance & Anti-corruption Program Officer. Mr. Tahsin Yazar is the Chairman of the Corporate Governance Committee. Mr. Zeynel Korhan Bilek and Mr. Emre Alpman were appointed members of the Corporate Governance Committee by a CMB communique requirement and were appointed on November 2, 2016 and January 23, 2017, respectively.

c. The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Afif Demirkiran, Mr. Bulent Aksu and Mr. Tahsin Yazar. Mr. Afif Demirkiran is the Chairman of the Candidate Nomination Committee.

d. The Renumeration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Renumeration Committee to operate under our Board of Directors. The current members are Mr. Tahsin Yazar, Mr. Bulent Aksu and Mr. Nail Olpak. Mr. Yazar is the Chairman of the Renumeration Committee. The Board also adopted the Renumeration Committee’s Charter and approved that the Renumeration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Renumeration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

e. The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. On April 30, 2019, the Board determined the number of members of the Early Detection of Risk Committee as three. Current members are Mr. Tahsin Yazar, Mr. Afif Demirkiran and Mr. Huseyin Aydin. Mr. Tahsin Yazar was elected as the Chairman of the Early Detection of Risk Committee.

On January 28, 2016 the Board has adopted new charters relating to all of the above mentioned committees.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 21,813 employees as of December 31, 2019. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2019, 2018 and 2017.

Turkcell	2019	2018	2017
Board of Directors Office	37	16	18
Group Internal Audit	64	60	71
CEO Office	4	24	15
Legal & Regulation	139	123	129
Finance	262	260	249
Strategy	17	45	39
Marketing	187	193	190
Network Technologies	1,284	1,349	1,345
Digital Services & Solutions	118	145	121
Customer Experience & Information Technologies	480	444	483
Human Resources	226	231	228
Supply Chain Management	163	159	142
Sales(1)	—	1,016	937
Corporate & Residential Sales(1)	746	—	—
Consumer Sales(1)	297	—	—
International & Wholesale Management(1)	36	—	—
Subtotal	4,060	4,065	3,967
Subsidiaries
Turkcell Global Bilgi	13,840	12,034	12,189
lifecell	952	941	980
Belarusian Telecom	389	360	353
Global Bilgi LLC	728	716	714
Turkcell Superonline	23	26	29
Turkcell Teknoloji	1,062	956	830
Kibris Telekom	192	195	199
Others(2)	577	827	507
Subtotal	17,763	16,055	15,801

Total	21,813	20,120	19,768

(1)	As of June 2019, sales was divided into three functions, which are corporate & residential sales, consumer sales and international & wholesale management.
(2)

Others include the following subsidiaries: Inteltek, Global Tower, UkrTower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji, Lifetech, Sofra, Paycell LLC, Beltower, Financell, TOFAS, Lifecell Digital and Turkcell Sigorta.

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

From the first month of 2020, all employees receive net salary instead of gross salary. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan were deserved to be paid for 2017 and 2019. For 2017, the cash equivalent of 2,065,490 shares in total was paid in March 2018 as the first installment. The second installment was paid in the cash equivalent of 1,836,740 shares in total in February 2019, and the third installment was paid the cash equivalent of 1,214,266 shares in total in March 2020. For 2019, first installment was paid the cash equivalent of 1,198,450 shares in total in March 2020.

Each of our employees undergoes an orientation program incorporating both classroom and e-learning training. The training provides employees with information concerning corporate culture and ethics, an introduction to our services, basic mobile communications knowledge and the functions of the departments. Each employee has the opportunity to participate in the individual, organizational, functional and managerial development programs after regular analyses of his or her training needs. In addition, each employee receives specific training for his or her particular job.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

Based on reporting made to us on March 20, 2020, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 61,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 51.05% of our Company’s capital. This information is current as of March 20, 2020, based on the information provided by the Central Securities Depository of Turkey and company share register. Our shareholders do not have different voting rights.

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

(1)

52.91% of Turkcell Holding A.S. shares are owned by Cukurova Telecom Holdings Limited, and the remaining shares are owned by Telia Finland Oyj. 51% of Cukurova Telecom Holdings Limited’s shares are owned by Cukurova Finance International Limited and 49% are owned by Alfa Telecom Turkey Limited. For more information, see “Item 3.D Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted in the past and may impact decision-making on important matters in the future. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our company”.

(2)

We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association— Capital Structure—Free Float Definition Rules”. According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on October 4, 2017, it held 5.03% of our publicly held shares. As of March 20, 2020, we do not have further information about the shareholding status of Silchester International Investors LLP.

As of March 20, 2020, Turkcell had 66,406,032 ADRs outstanding held by 63 registered ADR holders. To the best of our knowledge, as of December 31, 2019, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 999.5 have been pledged by our shareholders as security in favor of such banks.

On December 6 and 7, 2016, Sonera Holding registered 287,632,179.557 shares through the Central Securities Depository of Turkey. These shares are classified as publicly held shares of the Company. On May 10, 2017 and September 21, 2017, Sonera Holding disclosed that transaction of selling these shares was performed and their shares under the free float remained at a nominal value of TRY 1.604. Sonera Holding is no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2019, see Note 39 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2019, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2019, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PwC Turkey) as the independent audit firm to audit our consolidated financial statements for the year 2019. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on September 12, 2019.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 38 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F. This includes material disputes such as the dispute with the Turkish tax authorities regarding the Special Communication Tax and the Value Added Tax, disputes regarding the Law on the Protection of Competition and a dispute with the Ministry of Trade regarding the administrative fine imposed against the Company; as well as various other matters.

II. Dividend Policy

The 2016 General Assembly Meeting was held on May 25, 2017 and during the meeting, a dividend distribution for the year 2010-2016 was proposed by Turkcell Holding A.S., amounting to TRY 3,000.0 million, which represented approximately 52.6% of distributable net income for the relevant years. This distribution was approved to be conducted in three equal installments on June 15, 2017, September 15, 2017 and December 15, 2017 and all installments were paid as of December 2017.

On March 29, 2018, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 475.8 million as of March 29, 2018, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31, 2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.2162822 as of March 29, 2018, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, 2018, September 17, 2018 and December 17, 2018, respectively.

On September 12, 2019, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,010.0 million (equivalent to USD 175.0 million as of September 12, 2019, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31, 2018. This represents a gross cash dividend of full TRY 0.46 (equivalent to full USD 0.08 as of September 12, 2019, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in a single installment that took place on October 31, 2019.

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

In order to comply with the CMB’s Communique on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which was approved by the Ordinary General Assembly held on March 26, 2015:

“The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respective year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

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

Pursuant to CMB regulations, the dividend distributions of publicly held companies are regulated as follows:

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

The new Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation. However, the new law entitles the Board to regulate dividends. The CMB also published a Communique on Dividends (II-19.1) on January 23, 2014 which entered into force on February 1, 2014. Within the scope of the Communique, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communique, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communique also sets out the principles and procedures for the distribution of dividends. This new Communique revoked the Communique on the Principles Regarding the Distribution of Dividends and Interim Dividends to be Followed by Publicly Held Joint Stock Companies subject to the Capital Markets Law Serial: IV No: 27, dated November 13, 2001.

To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See “Item 10.E. Taxation”.

8.B Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a communique issued by the CMB, our shares traded on the Borsa Istanbul were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10.B. Memorandum and Articles of Association—Transfer of Shares”.

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

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on January 30, 2009, at the Extraordinary General Assembly, we are incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law numbered 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transport and Infrastructure and to operate within the authorization regarding the IMT-2000/UMTS services and infrastructure.

II. Board Members

a. General

According to our Articles of Association, the Board of Directors is comprised of seven members elected by the general assembly. An increase in the number of members of the Board of Directors must be approved by the general assembly. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. With the new Turkish Commercial Code number 6102 (“TCC”), which came into force on July 1, 2012, the requirement of having a share of the company in order to become a member of Board of Directors has been abolished. Those individuals who do not have any shares in the company have been provided with an opportunity to be elected as members of the Board of Directors and carry out such duty.

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

b. Board Members’ Interest

The TCC forbids a board member from entering into a transaction with us in any area relating to business, either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 395) without the authorization of the general assembly. Our general assembly may authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis.

Board members who have conflicting interests cannot participate in and sign such resolutions. If we suffer any loss because of a board member’s failure to raise such an issue, the board member shall be held liable to compensate us for the loss incurred due to such matters related to relatives.

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

Furthermore, based on the Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, replacing the previous regulatory framework, in cases where shareholders having a management control, members of the board of directors, managers with administrative liability and their spouses, or relatives by blood or marriage up to second degree, conduct a significant transaction with the company or its subsidiaries which may cause a conflict of interest, and/or conduct a transaction on behalf of themselves or a third party, which is in the field of activity of the company or its subsidiaries, or become an unlimited shareholder to a corporation which operates in the same field of activity as the company or its subsidiaries, such transactions need to be included in the general assembly agenda as a separate item for providing detailed information at the general assembly meeting on the matter and need to be recorded in the minutes of the meeting.

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of EUR 250,000 per year and each Board member would receive a net sum of EUR 100,000 per year for the period of their service, effective February 25, 2010.

According to a CMB Communique Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communique Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. The Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 was convened on March 26, 2015, for the year 2015 was convened on March 29, 2016, for the year 2016 was convened on May 25, 2017, for the year 2017 was convened on March 29, 2018 and for the year 2018 was convened on September 12, 2019. The same item was on the agenda for the Annual General Assembly meeting held in 2019 and shareholders were informed; however, there was no proposal on the remuneration and therefore no voting took place. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision, published in its weekly bulletin on January 27, 2016, according to which the provision of any guarantees and pledges, including mortgages by non-public affiliates in favor of their public parent company, does not conflict with Article 12.

e. CMB Rules Regarding Transactions with Related Parties

Initially, based on the CMB Communique Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communique will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event such changes occur, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communique Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communique in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”). The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communique Serial IV, No. 63. Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company. When a transaction’s amount is above this 10% threshold, the majority vote of independent board members will be sought. Additionally, in order to ensure internal compliance with the CMB s related party transactions, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the Company and its group companies on November 24, 2014.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communique on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2018 and 2022, however the amendment of Articles of Association reflecting the capital ceiling was not approved in the General Assembly Meeting held on September 12, 2019. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communique on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communique mostly includes regulations in line with the former Communique (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communique contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communique also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communique provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communique emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communique, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

b. Preemption Rights

We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Borsa Istanbul (“BIST”). Any shares not subscribed to by the existing shareholders or purchasers of the rights coupons are sold on the BIST at the current market price. Any differences between the rights issue price and the price realized for the shares on the BIST would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors. CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system. As per the new Communique on the Registered Capital System II-18.1, the General Assembly shall approve the amendments to the articles of association with respect to granting authorization to the board of directors to restrict the pre-emptive rights of the shareholders to acquire new shares. Contrary to the former Communique, the new Communique has not foreseen a meeting quorum. With regard to the decision quorum, the former Communique differentiated between companies making an initial public offering and public companies, whereas the new Communique has not stipulated any such distinction. Accordingly, the new Communique regulates that shareholders holding 2/3 of the shares having voting rights shall provide affirmative votes. In addition, the new Communique has prescribed that if at least shareholders holding half of the voting shares are present at the meeting, the decision quorum shall be the majority of the shares participating in the meeting.

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

The new dividend distribution regime is governed by a CMB Communique on Dividends II-19.1 which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 1, 2014. Within the scope of the Communique, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communique, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communique has also determined the principles and procedures for the distribution of dividends. The CMB allows public companies the possibility of choosing the timing and payment method of the dividend distribution on the condition that the company’s own dividend policy should regulate this. In any case, according to the new Communique, distribution should commence until the end of the financial year in which the general assembly decided on distributing a dividend.

In order to comply with this Capital Markets Board’s Communique, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, and approved by the Ordinary General Assembly held on March 26, 2015:

“The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respective year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation.”

In parallel with the new Capital Markets Law, the new Communique on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On February 24, 2015, within the framework of the CMB regulations, our Board has resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2015 as up to 0.2% of our Company’s revenue included in the annual consolidated financial tables relating previous fiscal year announced to the public pursuant to CMB regulations, this abovementioned upper limit is approved by General Assembly of our Company. On January 30, 2017, our Board of Directors has resolved to determine the upper limit for the total amount of donations to be made by our Company within the year 2017 as up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to Capital Markets Board regulations. This limit is approved at the General Assembly of our Company held on May 25, 2017. During the General Assembly held on September 12, 2019, neither the Board of Directors nor shareholders submitted any proposal with respect to the upper limit of donations for the 2019 accounting period, therefore no vote has been taken in this regard.

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

CMB Communique Serial IV, No. 56 dated December 30, 2011 (see “Item 16.G. Corporate Governance” for further information), initially stated that transactions considered as material (transfer, acquisition or lease of all or significant portion of company assets or constitution of limited property right there on; providing concession or changing content or subject of existing concessions and being delisted) under certain conditions those material transactions will need to be approved by the general assembly. In the event that parties to such transactions are related parties, such related parties shall not vote at the general assembly. The new Capital Markets law dated December 30, 2012 further expanded the scope of “material transactions”, which were exhaustively enumerated by the aforementioned Communique by adding the term “like” at the beginning of the enumeration. However, the topic has once again been regulated by another CMB Communique Serial IV, No. 63 dated February 22, 2013, and the term of “material transactions” with regard to the implementation of Corporate Governance Rules is again exhaustively defined in parallel with the Communique dated 2011.

The CMB issued the Communique No. II-23.1 on Common Principles Regarding Material Transactions and the Right of Separation (published in the Official Gazette dated December 24, 2013, No. 28861). Material transactions of public companies are exhaustively enumerated. Some of the issues covered by the Communique are listed below:

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

The CMB Communique No. II-23.1 which has been amended and published in the Official Gazette No.30395 dated April 18, 2018, added another item to the list where no right of separation shall arise: in case any asset transfer is not made to the related parties and the minimum 90% of the fund to be acquired as a result of such transfer is used for the payment of debt of the publicly-held company, arising from cash loans from banks or in connection with any debt instrument issued by such publicly held companies, within one month as of the receipt of the fund no right of separation shall arise. It has been also stipulated that in the case where the fund collected is used for repayment of the whole of the cash bank credits and/or the debt originated from the debt instruments, aforementioned percentage requirement shall not be applied.

On 25 February 2020, Law No. 7222 Amending Banking Law and Certain Other Laws (“Amendment Law”) was published in the Official Gazette and brought several amendments to the Capital Market Law including the one dealing with material transactions. With the Amendment Law, definition of material transactions does not cover (i) changing company type and dissolution; (ii) transfer or leasing of total or substantial part of assets or establishing rights in rem thereon; (iii) alteration of the field of activity totally or substantially and (iv) de-listing from the stock exchange.

Moreover, a more flexible regulation was established for minority shareholders exercising their rights of separation in relation to material transactions. The right of separation may only be exercised by shareholders for the shares they owned at the time of the public disclosure regarding the material transaction. The exit price will no longer be calculated based on the weighted average in the exchange within the preceding 30 days; instead, the exit price will use a fair value pursuant to the principles to be determined by the CMB. With the Amendment Law public companies may offer exiting shareholders’ shares to other shareholders and/or investors before they can acquire them.

CMB becomes authorized body to determine, depending on the nature of public companies, the principles on (i) materiality of transactions (ii) use of separation right, including exemptions.

e. Transfer of Shares

Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery.

In practice, shares in registered form traded on the BIST are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the then in force Capital Markets Law and a communique issued by the CMB in this respect, our Company’s shares traded at the Borsa Istanbul were dematerialized as of November 2005.

Legal and actual dematerialization of the share certificates commenced on November 28, 2005. Beginning from November 28, 2005, it is prohibited for companies registered on the BIST to issue new share certificates, in consideration of rights issues or bonus issues. The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company. However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investor Compensation Center (ICC) and sold three months following the transfer on the Investor Compensation Center’s accounts. However, the Turkish Constitutional Court in its decision published in the Official Gazette on November 12, 2015, nullified the provisions of the Capital Markets Law regarding the ownership transfer of such undelivered physical shares to the Investor Compensation Center on the ground that such language contradicted with Art. 13 (Restriction of fundamental rights and freedoms) and Art. 35 (Right to property) of the Constitution. As a result of this decision, the CMB regulated the process of payment to the investors whose share ownership has been transferred to the ICC. This regulation has been published in the Official Gazette dated September 7, 2016 numbered 29824.

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

In connection with the Code numbered 5274 Regarding the Amendment of Turkish Commercial Code, in order to increase the nominal value of the shares to one New Turkish Liras, 1,000 units of shares, each having a nominal value of 1,000 Turkish Liras shall be merged and one unit of share having a nominal value of one New Turkish Liras shall be issued to represent such shares. Fraction receipt shall be issued for the shares that could not be complemented up to TRY 1. In relation to such change, the shareholders’ rights arising out of their shares are reserved. In connection with such transaction, the 1st, 2nd, 3rd and 4th series of share certificates which represent the existing share capital shall be merged in the 5th series. In connection with the transactions of share change and merger of series, the shareholders’ rights arising out of their shares are reserved. The transactions regarding the change in share certificates shall be commenced by the Board of Directors of the Company after the dematerialization of Capital Markets instruments is put into practice and within the framework of related regulations.

Decree 32 on the Protection of the Value of the Turkish Currency issued in August 1989, as amended from time to time, provides that persons not resident in Turkey may purchase and sell our shares, provided that such purchase is affected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Turkey may transfer such shares only on the BIST. This requirement does not apply to transfers of ADSs.

Under Turkish law, in the event that one of our shareholders transfers shares to any other shareholder or to any other third party investor, either foreign or local, the Ministry of Industry and Technology, Directorate General of Incentive Implementation and Foreign Direct Investment must be notified within one month of the transfer of shares.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communique on Public Disclosure of Material Events (II-15.1). Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they fall below or exceed the shareholding ratios established in the Communique II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communique II.15.1 (which was published in the Official Gazette dated November 17, 2018 and No. 30598) in cases where the relevant shareholders’ share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Turkey (“MKK”) will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i) by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK, the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communique II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 353,868 (TRY 400,000 for 2020), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communique II-15.1, thus repealing the old guidance which was prepared in conformity with the Communique Serial VIII, No:54. The Company’s internal public disclosure rules and procedures has also been adopted by the Board in accordance with the Communique II-15.1 as amended on February 10, 2017.

In addition, the CMB adopted a “short-swing-profit rule” for company executives. The CMB has published the Communique No. VI-103.1 Regarding Managers’ Payment of Net Purchase and Sale Gains to the Issuers (published in the Official Gazette dated December 12, 2013, No. 28849). The Communique VI 103.1 relies on the Capital Markets Law Article 103/4 and indicates that (i) the board members and the committee members of an issuer, (ii) the persons with administrative responsibilities at the issuer and (iii) the persons that have the power to determine and control the issuer’s financial and operational policies, decisions or targets directly or indirectly, shall pay the net gains they have obtained through the purchases and sales within the same six-month period. It is indicated in the Communique VI 103.1 that the purpose of this regulation is to remove the inequality of opportunity between the persons who receive insider information about the issuers easier and faster due to their positions and the investors that reach the insider information after public disclosure.

The Communique on Tender Offer (II-26.1) which repeals the Communique Serial: IV No: 44 was published by the Capital Markets Board in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on the date of its publication. Through the Communique, the procedures and principles regarding mandatory and voluntary tender offers as a result of a change in management control have been regulated in compliance with the new Capital Markets Law No. 6362. Moreover, the definition of management control has been regulated as the direct or indirect acquisition of more than 50% of the share capital or the voting rights individually or collectively. Holding more than fifty percent of the voting rights of a corporation directly or indirectly, alone or jointly with persons acting in concert, or regardless of such percentage, holding privileged shares enabling their holder to elect a simple majority of the total number of the members of the board of directors or to nominate for the said number of directors in the general assembly meeting, is considered and treated as an acquisition of control.

The Communique on Tender Offer (II-26.1) was modified on February 27, 2015 and the following situation has been added amid cases where a mandatory tender offer will not be triggered. Following the purchase by a third party of a portion of the shares of a controlling shareholder, on the condition that this third party has 50% or less of voting rights of the company, should such third party share equally or less than the management control of the company with this controlling shareholder by virtue of a written agreement, this situation is not considered a trigger for a mandatory tender offer for this third party.

The said Communique was again amended and the amendment entered into force immediately upon its publication in the Official Gazette dated January 2, 2019 No.30643. As per the amendment, the relevant shareholder can be exempted from the requirement to launch a mandatory tender offer if the change of management control occurs as a result of the existing shareholders acquiring shares through a capital increase where the pre-emptive rights have not been restricted. However, as this is a ground for exemption and not an exception, even if the said circumstances exist, the applicability of the exemption will be subject to CMB approval.

In parallel, the Capital Markets Law No. 6362 introduces a squeeze-out right: in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase the shares of the minority shareholders and the minority shall have the right to sell their shares. The CMB released the Communique on Squeeze-Out Rights and Statutory Put Option Rights (II-27.1) on January 2, 2014 in the Official Gazette numbered 28870, which became effective as of July 1, 2014. This Communique was replaced with Communique II-27.2 which entered into force upon its publication in the Official Gazette dated November 12, 2014 and numbered 29173 (the “new Communique”). According to the Communique II-27.1, if the controlling shareholder, directly or indirectly, holds at least 95% of the voting rights in a public company as a result of a mandatory tender offer or by any other means, the controlling shareholder has the right to squeeze out all other shareholders regardless of whether they hold privileged shares. As per the new Communique, in the event that a shareholder holds at least 98% of the voting rights in a public company either as a result of a mandatory tender offer or by any other means, or if the controlling shareholder already satisfying this threshold acquires an additional share, the controlling shareholder will be entitled to the right to squeeze-out all other shareholders. Once the squeeze-out right arises, the remaining minority shareholders will be entitled to the right to sell-out their shares. The new Communique also stipulates a transition period. Accordingly, the threshold of 95% shall continue to apply to squeeze-out rights that arose before December 31, 2014 and a new threshold of 97% shall apply to squeeze-out rights that will arise thereafter until December 31, 2017. The new Communique regulates the squeeze-out and the put option rights under the same provision. Accordingly, the controlling shareholder is obliged to make a public disclosure, if and when the controlling shareholders’ shareholding ratio reaches at least 98% of the voting rights or acquires additional shares to enhance its status. The remaining minority shareholders are entitled to exercise their sell-out rights within three months following the public disclosure. The three-month period is statutory and the sell-out rights of the minority shareholders shall expire at the end of such period. The minority shareholder willing to exercise its sell-out right shall notify the public company in writing of its request. The board of directors shall procure the preparation of a valuation report in order to determine the purchase price for the minority shares within one month upon the sell-out request. Upon application of the controlling shareholder for exercising the squeeze-out right, and approval of the board of directors about the fulfillment of the conditions for exercising the squeeze-out right, the company shall apply to the CMB for issuance of new shares to replace the cancelled ones. A delisting application to the relevant stock exchange is also required. All payment and settlement transactions shall be conducted via the Central Registration Agency. The controlling shareholder shall deposit the share purchase amount to the company’s account, within three business days following the notification made by the company at the latest, and the company shall transfer such amount to the relevant minority shareholders’ account on the second succeeding business day to complete the share transfer transactions. As for the calculation of the purchase price, the purchase price during exercising of the squeeze-out right shall be equivalent to the average of the weighted daily stock market price within the 30-day period prior to the disclosure stating that the controlling shareholder has reached at least 98% of the voting rights or acquired additional shares for traded shares. The Communique refers to a “fair price” for the exercise of the sell-out right. Accordingly, (i) the price determined for the squeeze-out right; (ii) the price determined per each share group through a valuation report; (iii) the price of a mandatory tender offer within the year preceding the public disclosure of control, if any; and (iv) the average of the weighted average prices on the exchange pertaining to the previous six months, previous year and previous five years shall be compared. The highest value shall be determined as the purchase price when the sell-out right is exercised. The controlling shareholder is required to make a public disclosure if and when (i) the voting rights held by it exceed or fall below 98% of the total voting rights in the company; or (ii) it acquires additional shares when it already holds 98% or more of the voting rights. Additionally, the controlling shareholder is also obliged to make a public disclosure, if and when it decides to exercise the squeeze-out right. The company as well is obliged to disclose the (i) squeeze-out right requests, the procedure of squeeze-out and the results of the squeeze-out; (ii) application of a sell-out right including the total number of shareholders making an application for exercising their sell-out rights, the percentages of their voting rights, and the total price to be paid for the exercised sell-out rights; (iii) the results of valuation reports for determining the share price and (iv) the results of exercising the sell-out right including information on the number of shareholders who have used such right and their voting right percentages and the voting right percentage of the controlling shareholder.

Capital Markets Law No. 6362 is amended on December 5, 2017 with the Omnibus Bill No. 7061 published on the Official Gazette and introduces a legal grounding for crowdfunding. The CMB was authorized therein to enact secondary legislation. As a consequence of this, the CMB has issued a draft Communique on Equity Crowdfunding and presented it to public’s opinion on January 3, 2019 and the CMB enacted the Communique on Equity Crowdfunding (III-35/A.1). The Communique sets forth the procedures and principles regarding (i) equity crowdfunding only; (ii) authorization of crowdfunding platforms by the CMB; (iii) activities of such platforms; (iv) fund raising from public via equity crowdfunding; and (v) control and supervision of the usage of such funds. It is clearly pointed out that the Communique will only be applied to equity crowdfunding and the activities of fund raising from public via crowdfunding platforms in return of awards or donations shall not be governed by this regulation. On 25 February 2020, with Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law was amended to pave the way for lending based crowdfunding in Turkey, authorizing the CMB to that end.

g. Free Float Definition Rules

48.95% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of March 20, 2020 was 1.076.996.278 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Turkey in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 48.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

h. Trading Rules

According to the Borsa Istanbul A.S. Board of Directors’ decision numbered 2019/182, and CMB’s decision numbered 52, both dated September 27, 2019, public companies whose shares are traded on the BIST Stars Market are divided into two groups in accordance with their systemic significance. BIST Star Goup 1 include companies whose total market cap, calculated based on the company’s total capital, is above TRY 750 million, and whose liquidity, meaning the ratio of the traded value of 1 million TL to the average price change rate of the equity on a daily basis; is inferior to 0.2. BIST Star Goup 2 include companies whose total market cap is above

TRY 500 million, whose market cap of shares in free float, meaning market cap of the shares of the company in actual free float (calculated according to the criteria determined by the CMB) as the free floating shares at the end of a defined period times the average of the one-year adjusted closing prices, is above TRY 75 million, whose number of domestic individual investors is superior to 1000, and whose ratio of shares of the company in the actual free float (calculated according to the criteria determined by the CMB) to the company’s paid in capital is above 10% and whose liquidity is inferior to 3.

According to the latest CMB decision, Turkcell is listed under BIST Stars, Group 1 companies.

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

According to the new Capital Markets Law, in the event a shareholder votes against a material transaction at a general assembly meeting, as briefly described above, such shareholder obtains a right to exit from the company by selling his/her shares. If the shareholder uses that right, the company is required to purchase the shareholder’s shares.

j. Liquidation

In the event of liquidation, our shareholders are entitled to participate in any surplus in proportion to their shareholdings.

k. Changes in Capital Structure

Any increase in our Company’s registered capital ceiling requires an amendment to our Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

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

In accordance with the new Capital Markets Law dated December 30, 2012, the Communique on Share Buyback numbered II-22.1 was published in the Official Gazette on January 3, 2014. The Communique regulates the principles and procedures of share buybacks or the establishment of pledges over their own shares by public companies. Essentially, the Communique governs the principles regarding the (i) share buybacks of public companies or accepting their own shares as pledges; (ii) sell-out of repurchased shares or their amortization; (iii) public disclosure of such transactions; and (iv) safe harbor provisions where share buybacks will not be deemed insider trading or manipulation of the market.

On February 18, 2016 a buyback plan of up to TRY 200 million was announced to be submitted for the approval of the shareholders at the Ordinary General Assembly for 2015; however, the proposal made during the General Assembly held on March 29, 2016 was rejected.

Following the coup attempt, on July 21, 2016, the CMB under its Communique on Share Buy-backs decided to temporarily remove the limits that are applicable to public companies’ acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval.

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. We believe that this authorization could be extended to cover indirect share buybacks.

m. General Assemblies

Right holders, who have a right to attend the general assembly meetings, can attend such meetings by electronic means pursuant to article 1527 of the new TCC. Pursuant to the Communique on Electronic General Assembly Meetings held in Joint Stock Companies, the Company shall invite the right holders to attend, to deliver an opinion and to vote by electronic means, either setting up the electronic general assembly system; or purchase related services from the system providers that are specifically found for such purposes.

According to the new TCC, the general assembly meeting procedures should be regulated under the Internal Guidelines to be approved by the general assembly and registered at the Trade Registry. Accordingly, general assembly meeting procedures shall be executed with the related provisions of the Turkish Commercial Code, Articles of Association and the Internal Guidelines.

The following matters are among those required by the TCC and our Articles of Association to be included on the agenda of ordinary general assembly meeting:

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Note 37” (Guarantees and purchase obligations) to our Consolidated Financial Statements in this annual report on Form 20-F.

10.D Exchange Controls

Banks in Turkey set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree No.32, most recently amended in 2018, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and non-resident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and non-residents to buy foreign exchange without limitation, and to transfer such foreign exchange abroad without ministerial approval.

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

Capital Movements Circular and the Decree No. 32 have been amended and have taken effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Turkey and outside of Turkey. While the new regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million, or (iv) if the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilized; and, (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years’ financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Turkey in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defence Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

As of December 31, 2019, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 49,000 in 2020, TRY 40,000 in 2019, TRY 34,000 in 2018 and TRY 30,000 in 2017 and 2016.

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

Gains realized by Resident Corporations on the sale of shares or by residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains derived from the sale of the shares will be exempt from corporate income tax.

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

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body. The President of Republic of Turkey has the authority to raise the withholding levels to 5%.

d. Taxation of Investment and Mutual Funds

(i) Taxation on the Fund Level:

The gains realized from portfolio investment activities of resident Investment and Mutual Funds are exempt from corporate tax, but are subject to withholding tax for the gains of stocks held and bonds/bills issued before January 1, 2006. Withholding tax rates are as follows:

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

A non-resident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkey, registers with the Turkish tax office, maintains legal books and meets other tax requirements in Turkey.

(ii) Taxation at the Investor Level:

The gains realized by investors for participating within a “fund” are subject to taxation depending on the date of purchase of the “fund” by the individual investors.

•

For the “fund” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 40,000 in 2020, TRY 34,000 in 2019, TRY 27,000 in 2018, TRY 24,000 in 2017 and 2016, and are required to be declared in compliance with the Turkish Tax Regime.

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

•

you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2019. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, it is possible that we could be classified as a PFIC in the future due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

e. U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other taxable disposition of shares or ADSs may be subject to information reporting to the Internal Revenue

Service (the “IRS”) and possible U.S. backup withholding at a current rate of 24%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8BEN-E, as applicable) in connection with payments received in the United States, or through certain U.S.-related financial intermediaries.

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

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Yuan, Ukrainian Hryvnia, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 36.

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

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 20,305.7 million, which represents the majority of total indebtedness as of December 31, 2019.

To manage and hedge our foreign exchange risk more effectively, we have used cross currency swaps contracts, participating cross currency swap contracts, and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 36 (Financial Instruments) to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional details.

All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk, which includes market valuation and sensitivity analysis. In addition, we keep a significant proportion of our monetary assets in U.S. Dollars/ Euros to reduce our currency exposure.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 epidemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2019							December 31, 2018
	Effective interest rate	Total carrying amount	2020	2021	2022	2023 thereafter	Fair Value	Effective interest rate	Total carrying amount	2019	2020	2021	2022 thereafter	Fair Value
Variable rate instruments Unsecured bank loans
USD floating rate loans	4.4%	4,478.5	2,132.1	296.0	282.1	1,768.3	4,478.5	4.3%	4,589.2	2,058.6	1,816.3	186.0	528.3	4,589.2
EUR floating rate loans	2.2%	5,638.7	1,688.6	698.8	898.6	2,352.7	5,638.7	2.1%	6,975.9	2,466.1	1,557.4	654.5	2,297.9	6,975.5

For contractual cash flows and nominal interest of bank loans, see Note 28 and Note 35 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR yet it is expected to remain in force for another period of 5 years. As at March 20, 2020, we have neither discussed with nor approached by any financial institution to replace LIBOR and/or EURIBOR with a new reference rate in our existing loan or hedging agreements. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continous contact with.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2019, with all other variables held constant, our profit before income tax decreases by TRY 225.5 million.

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

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which are payable to the Depositary:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.

(2) Delivery of Deposited Securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities, or person to whom Deposited Securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(6) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2019, the Depositary, as part of its agreement, reimbursed Turkcell $ 2,366,055 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2019
Investor Relations(1)	$2.366.055

(1)

This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $72,745. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2019.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2019 through December 31, 2019
Third-party expenses paid directly	$63,953
Fees waived	$8,792

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2019. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2019 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“PwC”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c) Attestation Report of the Independent Audit Company. PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2019. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C Principal Accountant Fees and Services

PwC served as our independent registered public accountant for financial years ended December 31, 2019, 2018 and 2017. Our audited financial statements for the three year period ended December 31, 2019 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on May 25, 2017, March 29, 2018 and September 12, 2019, PwC was appointed as our independent auditors for our 2017, 2018 and 2019 fiscal years respectively. On March 24, Board of Directors decided to appoint PwC as the independent auditor for the year 2020, which is subject to the approval of the shareholders during the next General Assembly Meeting.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2019, 2018 and 2017.

	2019	2018	2017
	(Million TRY)
Audit Fees (1)	5.7	4.6	4.3
Audit-Related Fees(2)	0.5	1.2	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	6.2	5.8	4.3

(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)

Audit-Related Fees consist of mainly new IFRS standard, treasury operations, Turkcell Superonline IPO preparatory work and hedge accounting audit procedures in 2018 and comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company’s financial statements for previous periods.

(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit and Tax Fees and Audit-Related Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2019 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board. The purpose is to protect Turkcell investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY 150 million, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs. On January 30, 2017, the Company’s Board of Directors increased the above-mentioned fund amount to TRY 300 million in order to be utilized for share buy-backs, including ADRs being traded on the NYSE. On March 24, our Company’s Board of Directors increased the fund amount to TRY 450 million to protect our investors against market volatility originating mainly from the COVID-19 global outbreak.

Between August 24, 2016 and December 30, 2016, our Company bought back 6,815,563 shares in total and our ratio of shares in company capital reached 0.310%. In 2017, there were no buy-backs and we did not utilize this fund. In 2018, share buy-backs amounted to 8,434,204 shares, and our ratio of shares in company capital reached 0.693%. On December 31, 2018, our Company bought back 827,750 shares, which are included in out 2019 financials as per IFRS standards, thereby bringing the total ratio of shares in company capital to 0.731%. As of March 20, 2020, our Company bought back 16,893,807 shares in total, bringing the total ratio of shares in company to 0.768% level.

Period	Total Number of Shares Purchased	Average Price Paid per Share (in TRY)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (Cumulative)	TRY Value of Shares that May Be Purchased Under the Plan or Program(1)
December 2018	827,750	12.08	16,077,517	129,781,255
March 2020	816,290	12.24	16,893,807	119,787,217

(1)	This calculation does not include Eurobond buy-back transactions.

a.	Between May 4, 2018 and August 7, 2018 our Company purchased Eurobonds (XS1298711729) with a total nominal value of USD 15.5 million,

b.

between March 12, 2019 and December 20, 2019, our Company purchased Eurobonds (XS1803215869) with a total nominal value of USD 10.0 million, and sell Eurobonds (XS1298711729) with a total nominal value of USD 10.0 million and,

c.	In 2020, until and including March 20, 2020, our Company purchased Eurobonds (XS1298711729 and XS1803215869) with a nominal value of USD 5.0 million in total.

Therefore the “TRY Value of Shares that May Be Purchased Under the Plan or Program” should be reduced by the purchased Eurobonds amount.

16.F Change in Registrant’s Certifying Accountant

Incorporated by reference to our annual report on Form 20-F filed on March 18, 2016.

16.G Corporate Governance

I. Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012, and the new law and regulations and communiques of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report”, which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a new reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communique on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

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

Effective in 2011, by way of various communiques, the CMB revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis by June 30, 2012. In a further Communique dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court with a view to assure compliance with its corporate governance rules. No legal action has been taken there against our Company to the best of our knowledge. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by Article 17/2 to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time.

In a further Communique dated April 6, 2013, the CMB amended the corporate governance principles. The following rules have been added to the Communique:

•

If some or all of the Board members’ terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days. If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. Those members terms of office will last until new appointments are made in accordance with the legislation. The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade registry.

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

The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 kept the above-mentioned second rule and removed the first one.

The following summarizes new mandatory CMB requirements that would apply to our Company.

The main mandatory rules relating to board membership and board structure include:

•

The number of independent members on the Board shall not be less than one third of the total number of the members of the Board of Directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re-elected.

•

Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/ disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval. In view of the current relations between our controlling shareholders, our nomination process is currently handled directly by the CMB.

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

Committees should consist of two members at least. It is mandatory that both (in case of two-member committees) or the majority of the members of the committees be non-executive board members. Expert people who are not board members may be elected as committee members except for the Audit Committee. All of the members of the Audit Committee and the chairmen of the other committees shall be elected among the independent board members. The chief executive officer/general manager should not hold a position on the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

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

Internal Corporate Governance Mechanisms Revamped:

On January 28, 2016, our board has adopted new charters for the audit, corporate governance, candidate nomination, compensation and early detection of risks committees, along with Turkcell Group Anti-Bribery and Anti-Corruption Policy. The same day, our board also adopted Turkcell’s Internal Directive on the Operations of the Board of Directors.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 20, 2020:

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

See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management— Board Members”.

Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Tahsin Yazar have been appointed by the CMB as independent board members as per the resolution issued by Capital Markets Board dated March 5, 2020.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. However, there is a distinction between executive/ nonexecutive board members. Our board members are all non-executive members. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	On December 19, 2012, in conformity with the Capital Markets Board’s Communique then in force, our Board decided to establish a Renumeration Committee to operate under our Board of Directors. The Board also adopted the Renumeration Committee’s Charter which was renewed by the Board on January 28, 2016. The Board approved that the Renumeration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Renumeration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

Listed companies must have an audit committee that
satisfies requirements set forth in Exchange Act Rule
10A-3 and additional requirements, including: (i) a
NYSE Corporate Governance Rule for U.S. Issuers
minimum of three members; (ii) independence as
defined in NYSE Rule 303A.02; and (iii) a written
charter that addresses minimum duties in addition to
those required by Exchange Act Rule 10A-3.

Our Audit Committee currently has three members:
Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Tahsin
Yazar. All of the members are considered
independent under the U.S. Sarbanes Oxley Act of
2002, the rules promulgated thereunder by the U.S.
Securities and Exchange Commission, the applicable
rules of the NYSE and the updated CMB Corporate
Governance Principles.

The Audit Committee members are independent
Board members as required by the relevant CMB
Communique which is binding upon public
companies in Turkey. Effective June 30, 2012, all
listed companies in Turkey must have audit
committees composed of independent board
members. We are currently in compliance. Under
Turkish law, our entire Board of Directors is
responsible for all decisions; as a result, the Audit
Committee’s duties are advisory. Pursuant to Turkish
law, our external auditor is nominated by the Board
of Directors upon advice of the Audit Committee and
approved by our general assembly of shareholders.

The Audit Committee revised its charter, effective
June 20, 2005 and reviewed both the “Turkcell
Common Values and Business Ethics Document” and
“Implementation of Turkcell Common Values and
Business Ethics Rules” in order to comply with the
requirements of applicable CMB legislation and
Exchange Act Rule 10A-3 and NYSE 303A.06.
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

We have further adopted an internal directive on the
operations of the board of directors in order to
regulate the operations of the board and principles on
the exercise of its duties and authorities, and to
increase cooperation with management in order to
fulfill the Company’s duties as stipulated by the
legislation faster, efficiently and easily, and to ensure
exercise of authorities granted and eliminate
reservations while exercising authority. The new
Internal directive mainly covers subjects related to
board and management structure, relationships
between them, the working principles of the board,
duties and responsibilities and other related subjects.

16.H Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements as of December 31, 2019, and for each of the years in the three-year period ended December 31, 2019, are filed as part of this annual report, on pages F-1 through F-111.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Murat Erkan, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Osman Yilmaz, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 1, 2020	By:

/s/ Murat Erkan

Murat Erkan

Chief Executive Officer

Date: April 1, 2020	By:

/s/ Osman Yilmaz

Osman Yilmaz

Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. (the "Company") and its subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and the cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for leases in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing on Item 15b of the 2019 Annual Report to Shareholders. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat:9 Akaretler Beşiktaş 34357 İstanbul-Turkey
T: +90 212 326 6060, F: +90 212 326 6050, www.pwc.com.tr Mersis Numaramız: 0-1460-0224-0500015

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2019	31 December 2018
Assets

Property, plant and equipment	11	12,458,491	11,116,316
Right-of-use assets	15	1,783,096	1,649,602
Intangible assets	12	11,308,062	10,050,172
Investment properties	14	16,283	15,425
Trade receivables	19	148,159	115,001
Receivables from financial services	20	123,136	884,686
Contract assets	21	10,291	3,513
Deferred tax assets	18	189,342	152,732
Investments in equity accounted investees		41,701	19,413
Other non-current assets	17	304,270	421,306

Total non-current assets		26,382,831	24,428,166

Inventories	22	178,399	180,434
Trade receivables	19	3,133,975	2,473,978
Due from related parties	39	4,477	13,533
Receivables from financial services	20	2,319,122	3,318,255
Contract assets	21	933,969	711,928
Derivative financial instruments	35	845,513	1,356,062
Financial asset at amortized cost		5,368	9,409
Financial asset at fair value through other comprehensive income	25	345,602	42,454
Cash and cash equivalents	24	10,238,715	7,419,239
Other current assets	23	1,327,004	1,091,512

Subtotal		19,332,144	16,616,804

Assets classified as held for sale	16	—	1,720,305

Total current assets		19,332,144	18,337,109

Total assets		45,714,975	42,765,275

Equity

Share capital	26	2,200,000	2,200,000
Share premium		269	269
Treasury shares	26	(144,152)	(141,534)
Additional paid-in capital		35,026	35,026
Reserves		2,816,359	2,503,537
Remeasurements of employee termination benefit		(63,539)	(34,871)
Retained earnings		13,202,526	11,359,317

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		18,046,489	15,921,744

Non-controlling interests		36,455	131,810

Total equity		18,082,944	16,053,554

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2019	31 December 2018
Liabilities

Borrowings	29	12,677,394	13,119,636
Employee benefit obligations	30	294,331	224,747
Provisions	33	337,404	268,722
Deferred tax liabilities	18	1,165,630	862,360
Contract liabilities	32	141,890	131,598
Other non-current liabilities	28	359,857	364,610

Total non-current liabilities		14,976,506	14,971,673

Borrowings	29	7,628,333	7,035,909
Current tax liabilities		121,258	133,597
Trade and other payables	34	4,117,471	3,788,174
Due to related parties	39	12,082	45,331
Deferred revenue	31	56,544	8,948
Provisions	33	342,812	307,068
Contract liabilities	32	290,408	255,756
Derivative financial instruments	35	86,617	165,265

Total current liabilities		12,655,525	11,740,048

Total liabilities		27,632,031	26,711,721

Total equity and liabilities		45,714,975	42,765,275

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017
Revenue	5	23,996,262	20,173,354	16,917,064
Revenue from financial services	5	1,140,873	1,119,121	715,000

Total revenue		25,137,135	21,292,475	17,632,064

Cost of revenue	10	(16,816,705)	(13,751,195)	(11,058,346)
Cost of revenue from financial services	10	(266,775)	(394,798)	(291,828)

Total cost of revenue		(17,083,480)	(14,145,993)	(11,350,174)

Gross profit		7,179,557	6,422,159	5,858,718
Gross profit from financial services		874,098	724,323	423,172

Total gross profit		8,053,655	7,146,482	6,281,890

Other income	6	140,705	241,435	74,438
Selling and marketing expenses	10	(1,555,189)	(1,626,714)	(2,005,420)
Administrative expenses	10	(779,755)	(673,370)	(645,196)
Net impairment losses on financial and contract assets	10	(338,857)	(346,390)	—
Other expenses	6	(487,295)	(381,582)	(773,329)

Operating profit		5,033,264	4,359,861	2,932,383

Finance income	8	297,450	1,677,114	597,246
Finance costs	8	(2,025,118)	(3,364,072)	(920,112)

Net finance costs		(1,727,668)	(1,686,958)	(322,866)

Share of loss of equity accounted investees		(15,712)	(87)	—

Profit before income tax		3,289,884	2,672,816	2,609,517

Income tax expense	9	(785,630)	(495,481)	(571,758)

Profit from continuing operations		2,504,254	2,177,335	2,037,759

Gain from discontinued operations (attributable to owners of the Company)		772,436	—	—

Profit for the year		3,276,690	2,177,335	2,037,759

Profit for the year is attributable to:
Owners of the Company		3,246,487	2,021,065	1,979,129
Non-controlling interests		30,203	156,270	58,630

Total		3,276,690	2,177,335	2,037,759

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	27	1.49	0.93	0.90
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	27	1.14	0.93	0.90
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	27	0.35	—	—

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017
Profit for the year		3,276,690	2,177,335	2,037,759

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	30	(36,385)	12,699	(3,738)
Income tax relating to remeasurements of employee termination benefits		8,005	(2,794)	748

		(28,380)	9,905	(2,990)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		431,810	424,817	27,959
Exchange differences arising from discontinued operations		104,986	425,371	72,190
Fair value reserve		4,451	—	—
Cash flow hedges – effective portion of changes in fair value		221,488	630,191	—
Cash flow hedges – reclassified to profit or loss	35	(439,365)	(611,035)	—
Cost of hedging reserve – changes in fair value		97,373	(390,267)	—
Cost of hedging reserve – reclassified to profit or loss		(21,768)	42,665	—
Loss on hedges of net investments in foreign operations		(55,389)	—	—
Income tax relating to these items	9	(56,728)	(154,409)	(107,299)
-Income tax relating to exchange differences		(99,234)	(226,667)	(107,299)
-Income tax relating to fair value reserve		(979)	—	—
-Income tax relating to hedges of net investments		12,186	—	—
-Income tax relating to cost of hedging reserve		(16,634)	76,472	—
-Income tax relating to cash flow hedges	35	47,933	(4,214)	—

		286,858	367,333	(7,150)

Other comprehensive income/(loss) for the year, net of income tax		258,478	377,238	(10,140)

Total comprehensive income for the year		3,535,168	2,554,573	2,027,619

Total comprehensive income for the year is attributable to:
Owners of the Company		3,505,496	2,398,930	1,968,102
Non-controlling interests		29,672	155,643	59,517

Total		3,535,168	2,554,573	2,027,619

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		2,628,074	1,957,396	1,903,109
Discontinued operations		877,422	441,534	64,993

Total		3,505,496	2,398,930	1,968,102

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	—	—	—	—	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	—	—	(45,848)	(2,990)	37,811	—	(11,027)	887	(10,140)

Total comprehensive income/(loss)	—	—	—	—	—	—	—	—	—	(45,848)	(2,990)	37,811	1,979,129	1,968,102	59,517	2,027,619

Transfer to legal reserve	—	—	—	—	447,820	—	—	—	—	—	—	—	(447,820)	—	—	—
Dividends paid	—	9,294	—	—	—	—	—	—	—	—	—	—	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)

Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	518,874	518,874	—	518,874

Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,831,150	15,508,035	55,927	15,563,962

Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	—	377,865	(627)	377,238

Total comprehensive income	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	2,021,065	2,398,930	155,643	2,554,573

Transfer to legal reserves	—	—	—	—	592,898	—	—	—	—	—	—	—	(592,898)	—	—	—
Acquisition of treasury shares (-)	—	(94,620)	—	—	—	—	—	—	—	—	—	—	—	(94,620)	—	(94,620)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,982)	(20,982)
Dividends paid (Note 26)	—	9,399	—	—	—	—	—	—	—	—	—	—	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)

Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478

Total comprehensive income/(loss)	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168

Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Dividends paid (Note 26)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)

Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

(*)	Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017
Cash flows from operating activities:
Profit for the year from
Continuing operations		2,504,254	2,177,335	2,037,759
Discontinued operations		772,436	—	—

Profit for the year including discontinued operations		3,276,690	2,177,335	2,037,759
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	2,199,830	1,894,445	1,501,579
Amortization of intangible assets	12-15	2,846,735	2,393,529	1,095,401
Net finance expense		1,442,773	983,881	165,387
Fair value adjustments to derivatives		(570,204)	(1,719,610)	(562,562)
Income tax expense	9	785,630	495,481	571,758
(Gain) on sale of property, plant and equipment		(47,169)	(43,727)	(33,837)
Unrealized foreign exchange losses on operating assets		1,832,636	2,954,304	966,340
Provisions		920,924	796,520	980,040
Share of equity accounted investees		15,712	87	—
Adjustments to (earnings) due to disposal of assets held for sale		(772,436)	—	—
(Gain) on sale of subsidiary		—	(110,308)	—
Non-cash other adjustments		(15,557)	—	—

		11,915,564	9,821,937	6,721,865
Change in operating assets/liabilities
Change in trade receivables	19	(881,333)	273,110	613,404
Change in due from related parties	39	10,025	(5,870)	1,107
Change in receivables from financial services	20	1,651,180	(69,991)	(1,931,538)
Change in inventories	22	2,035	(76,883)	27,871
Change in other current assets	23	(299,790)	53,957	(198,268)
Change in other non-current assets	17	(38,112)	142,133	15,012
Change in due to related parties	39	(33,135)	40,072	(4,099)
Change in trade and other payables	34	92,427	(501,980)	(507,043)
Change in other non-current liabilities	28	(8,122)	(242,384)	(82,018)
Change in employee benefit obligations	30	(36,231)	(32,764)	(18,627)
Change in short term contract asset	21	(223,146)	(711,928)	—
Change in long term contract asset	21	(6,778)	(3,513)	—
Change in deferred revenue		45,402	54,391	131,486
Change in short term contract liability	32	34,652	255,756	—
Change in long term contract liability	32	10,292	131,598	—
Changes in other working capital		(506,303)	(981,764)	(265,518)

Cash generated from operations		11,728,627	8,145,877	4,503,634
Interest paid		(2,090,718)	(1,658,308)	(909,881)
Income tax paid		(611,354)	(657,715)	(492,487)

Net cash inflow from operating activities		9,026,555	5,829,854	3,101,266

Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(3,195,069)	(2,960,648)	(2,937,195)
Acquisition of intangible assets	12	(2,821,111)	(2,264,912)	(1,172,847)
Proceeds from sale of property, plant and equipment		81,192	103,864	58,740
Proceeds from/(payments for) advances given for acquisition of property, plant and equipment		156,936	(204,817)	205,580
Contribution of increase of share capital in joint ventures/associates		(38,000)	(19,500)	—
Proceeds from sale of subsidiary		2,219,644	118,528	—
Payments for held to maturity investment		—	—	(11,992)
Cash inflows from financial asset at fair value through other comprehensive income		84,655	—	—
Cash outflows from financial asset at fair value through other comprehensive income		(369,591)	(39,877)	—
Interest received		854,018	731,793	553,066

Net cash outflow from investing activities		(3,027,326)	(4,535,569)	(3,304,648)

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017
Cash flows from financing activities:
Dividends received for treasury share		7,380	9,399	—
Proceeds from derivative instruments		1,924,363	1,054,345	—
Repayments of derivative instruments		(1,101,876)	(710,522)	—
Proceeds from issues of loans and borrowings		29,060,490	44,341,070	24,102,643
Proceeds from issues of bonds		311,649	2,188,313	209,808
Repayment of borrowings		(31,297,901)	(43,987,127)	(22,265,088)
Repayment of bonds		(225,794)	(191,312)	(379,660)
Dividends paid to shareholders		(1,010,000)	(1,900,000)	(2,990,706)
Dividends paid to non-controlling interest in subsidiaries		(125,027)	(58,778)	(60,222)
Acquisition of treasury shares		(9,998)	(94,620)	—
(Increase)/decrease in cash collateral related to loans		204,077	(20,272)	(183,518)
Payments of lease liabilities		(1,215,320)	(1,164,879)	—

Net cash outflow from financing activities		(3,477,957)	(534,383)	(1,566,743)

Net increase/(decrease) in cash and cash equivalents		2,521,272	759,902	(1,770,125)
Cash and cash equivalents at 1 January		7,419,239	4,712,333	6,052,352
Effects of exchange rate changes on cash and cash equivalents		298,204	1,947,004	430,106

Cash and cash equivalents at 31 December	24	10,238,715	7,419,239	4,712,333

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 12.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

The Company’s parent is Turkcell Holding A.S. (“Turkcell Holding”), which holds 51% of the Company’s shares as of 31 December 2019. The main shareholders of Turkcell Holding are Telia Finland Oy (“Telia”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for 3 years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. The Company’s Board of Directors consists of a total of seven non-executive members including three independent members as of 31 December 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

The consolidated financial statements of the Company as at and for the year ended 31 December 2019 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 40. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2019.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in associates and a joint venture.

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

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2018 were authorized for issue by the Board of Directors on 20 February 2019.

The consolidated financial statements as at and for the year ended 31 December 2019 were authorized for issue by the Board of Directors on 20 February 2020 and updated to reflect subsequent events after the original date of authorization for inclusion in its annual report on Form 20-F.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

•	Derivative financial instruments,

•	Consideration payable in relation to the acquisition of Belarusian Telecom,

•	Financial asset at fair value through other comprehensive income

(c)	Functional and presentation currency

(i)	Transactions and balances

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(c)	Functional and presentation currency (continued)

(i)	Transactions and balances (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

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

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,

•

Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset a loss event and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

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

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customers and costs related to suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgments impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the factors below:

•	The Company is not the primary obligor for the sale of handset,

•	The Company does not have control over the sale prices of handsets,

•	The Company has no inventory risk,

•	The Company has no responsibility on technical compatibility of equipment delivered to customers

•	The responsibility after sale belongs to the distributor and

•	The Company does not make any modification on the equipment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Multiple performance obligations and price allocation

In arrangements which include multiple performance obligations where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct

•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling prices. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable income will be available, against which the temporary differences can be utilized to the extent the recovery from future taxable income is not considered probable the deferred asset is adjusted accordingly. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance withIAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

The Group recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Group also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 36.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(ab), the Group did not make any significant changes to its accounting policies during the current year.

As at 31 December 2019, interest income and expense on financial assets measured at amortized cost are shown netted of on consolidated statement of profit or loss (Note 8). The Company has presented financials of 31 December 2018 and 2017 accordingly which amount is TL 255,019 and TL 221,190.

As at 31 December 2018 revenue and cost of revenue from Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) has been classified under financial services which amounted to TL 177,203 (2017: TL 109,337) and TL (34,253) (2017: TL (15,119)) respectively, and trade receivables from Turkcell Odeme has been classified under receivables from financial services which amounted to TL 32,012 (Note 19). This classification has no impact on operating profit, profit for the year and cash flow statement.

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

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared consistent with prior periods.

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	The fair value of the assets transferred,

•	Liabilities incurred to the former owners of the acquired business,

•	Equity interests issued by the Group,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(ii)	Subsidiaries (continued)

Non-controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 on14 April 2017 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (the “Fund”) founded by Aktif Yatırım Bankası A.Ş. in order to create funds for the issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman similarly sold second financial loans amounting to TL 89,607 on 22 August 2017, third financial loans amounting to TL 90,272 on 16 February 2018, fourth financial loans amounting to TL 56,716 on 20 December 2018, fifth financial loans amounting to TL 45,983 on 24 July 2019, and sixth financial loans amounting to TL 69,183 on 30 December 2019. The first four-ABS programs where Turkcell Finansman acted as the source organization, were completed as of 31 December 2019. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

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

As at and for the year ended 31 December 2019

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

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments

Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	Those to be measured subsequently at fair value (either through OCI or through profit or loss) and

•	Those to be measured at amortized cost.

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

(i)	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(i)	Debt instruments (continued)

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

(ii)	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach).

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. This policy had also been applied before 1 January 2018.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(ii)	Equity instruments (continued)

Trade receivables (continued)

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 36 for a description of the Group’s impairment policies.

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

Derivatives and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Forward foreign exchange, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and option transaction fair values are calculated with market levels of interest rates and Central Bank of Republic of Turkey (CBRT) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk fee rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(i)	Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

•

Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

•

The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

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

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss.

The Group has started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. IFRS 9 includes new hedge accounting rules aiming alignment with risk management activities.

The Group enters into participating cross currency swap and cross currency swap transactions in order to hedge the changes in cash flows of foreign exchange denominated fixed and floating rate financial instruments. While applying cash flow hedge accounting, the effective portion of the changes in the fair value of the hedging instrument is accounted for under “other comprehensive income/expense items to be reclassified to profit or loss” as a “hedging reserve” in equity, and the ineffective portion is recognized in profit or loss. The changes recognized in equity is reclassified and included in profit or loss in the same period when the hedged cash flows effect the profit or loss. In addition, time value of options included in participating cross currency swaps are accounted for cost of hedging and recognized under other comprehensive income.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(i)	Cash flow hedges that qualify for hedge accounting (continued)

terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

•	if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

•

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

(ii)	Foreign currency hedge of net investments in foreign operations

The Company designates its foreign currency bank loans to hedge its net investment in a foreign operation. Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well.

On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement (Note 16).

Financial instruments – Accounting policies applied until 31 December 2017

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments – Accounting policies applied until 31 December 2017 (continued)

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

Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognized as follows:

•	For ‘financial assets at fair value through profit or loss’ - in profit or loss

•

For available-for-sale financial assets that are monetary securities denominated in a foreign currency - translation differences related to changes in the amortized cost of the security were recognized in profit or loss and other changes in the carrying amount were recognized in other comprehensive income

•	For other monetary and non-monetary securities classified as available-for-sale - in other comprehensive income

Details on how the fair value of financial instruments is determined are disclosed in Note 36.

(iv)	Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments – Accounting policies applied until 31 December 2017 (continued)

(iv)	Impairment (continued)

amount of the asset was reduced and the amount of the loss was recognized in profit or loss. If a loan or held-to-maturity investment had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, the Group could measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss.

Impairment testing of trade receivables is described in Note 36.

If there was objective evidence of impairment for available-for-sale financial assets, the cumulativeloss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - was removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognized in profit or loss were not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increased in a subsequent period and the increase could be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss was reversed through profit or loss.

(j)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, the decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered as transitioning out of hyperinflationary status and in 2015 it was determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

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

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are recognized included in profit or loss.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(j)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

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

Other borrowing costs are expensed in the period in which they are incurred.

(k)	Intangible assets

(i)	Telecommunication licenses

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(k)	Intangible assets (continued)

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,

•	Management intends to complete the software and use or sell it,

•	There is an ability to use or sell the software,

•	It can be demonstrated how the software will generate probable future economic benefits,

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and

•	The expenditure attributable to the software during its development can be reliably measured.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(k)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

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

(l)	Investment properties

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2019 and 2018, inventories mainly consisted of mainly mobile phones, modem, tablet, sim-cards, and tower construction materials.

(n)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as trade and other payables in the statement of financial position.

(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such paymentsare calculated on the basis of 30 days’ pay up to a of maximum full TL 6,380 as at 31 December 2019 (31 December 2018: TL 5,434), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2019 is 3.60% (31 December 2018: 4.41%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(o)	Employee benefits (continued)

(iii)	Defined contribution plans

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

(p)	Provisions

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

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Revenue

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

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,

•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling price. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized the time when control of the device has transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sale to the subscribers, the instalments of which will be collected by the Group based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sales to the distributor and the distributor assigns its receivables to the Group.

The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions as the Group does not act as principal for the sale of handset.

Starting from 2014, subscribers have the option to buy handsets using bank loans, the instalments of which are collected by the Group on behalf of the bank. The Group does not bear any credit risk in these transactions. Since the Group collects receivables during the contract period and acts as agent for the sale of handset, the Group does not recognize any revenue for the handset in these transactions.

Starting from 2016 the Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Revenue (continued)

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

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Revenues from the betting business comprise of mainly the net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from the betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.

Azerinteltek QSC (“Azerinteltek”) received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

Azerinteltek has been authorized for Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to the agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.

Call center revenues are recognized at the time services are rendered during the contractual period.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,

•	The entity has discretion in establishing the price for the specified good or service.

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 30 June 2020 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2019, the Company has recognized TL 191,235 (31 December 2018: TL 376,765) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Revenue (continued)

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime it relates to consistent with the pattern of recognition of the associated revenue.

Revenue – Accounting policies applied until 31 December 2017

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at 1 January 2018, to retained earnings and not restate prior years. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 15 are as follows. The Group’s new accounting policies are explained above.

Contract cost

Contract costs were capitalized under prepaid expenses and amortized on a straight line basis over the contact term.

(s)	Income taxes

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(s)	Income taxes (continued)

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

(t)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(u)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants, and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(v)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

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

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, whereby the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(v)	Non-current asset held for sale and discontinued operations (continued)

The associate or joint venture is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

(w)	Equity

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

(y)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(z)	Subsequent events

Events after the reporting date; includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, the Group corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the financial statements in the consolidated financial statements.

(aa)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

•	The contract involved the use of an identified asset – this may be specified explicitly or implicitly;

•

The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(aa)	Leases (continued)

•	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and

•

The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decision are predetermined;

•	The Group has the right to operate the asset or,

•	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

•	Amount of the initial measurement of the lease liability,

•	Any lease payments made at or before the commencement date, less any lease incentives received,

•	Any initial direct costs incurred by the Group and

•

An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 29).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments,

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date,

•	Amounts expected to be payable under a residual value guarantee and

•

The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(aa)	Leases (continued)

Lease Liability (continued)

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

•	The modification increases the scope of the lease by adding the right to use one or more underlying assets and

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

Leases – Accounting policies applied until 31 December 2017

The Group adopted IFRS 16 using modified retrospective approach – option 2 application under which the cumulative effect of initially applying the Standard recognized at the date of initial application at1 January 2018. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 16 are as follows. The Group’s new accounting policies are explained above.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(aa)	Leases (continued)

Leases – Accounting policies applied until 31 December 2017 (continued)

Leases of property, plant and equipment where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases was depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there was no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

(ab)	New standards and interpretations

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

The Group has elected to early adopt the ‘Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter.

The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include the uncertainty arising from interest rate benchmark reform no longer being present.

In summary, the reliefs provided by the amendments that apply to the Group are:

•	When considering the ‘highly probable’ requirement, the Group has assumed that the USD LIBOR interest rate on which our hedged debts are based does not change as a result of IBOR reform.

•

In assessing whether the hedge is expected to be highly effective on a forward-looking basis the Group has assumed that the USD LIBOR interest rate on which the cash flows of the hedged debt and the interest rate swap that hedges it are based is not altered by IBOR reform.

•	The Group has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.

Note 3 provides the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the Group applied the reliefs.

ii)	Standards, amendments and interpretations applicable as at 31 December 2019

•

Amendment to IFRS 9, “Financial instruments”; effective from annual periods beginning on or after 1 January 2019. This amendment confirmed two points: (1) that reasonable compensation for prepayments can be both negative or positive cash flows when considering whether a financial asset

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ab)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations applicable as at 31 December 2019 (continued)

solely has cash flows that are principal and interest and (2) that when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

•

Amendment to IAS 28, “Investments in associates and joint venture”; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

•

IFRIC 23, “Uncertainty over income tax treatments”; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements ofIAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 “Provisions, contingent liabilities and contingent assets”, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates:

•	Annual improvements 2015-2017; effective from annual periods beginning on or after1 January 2019. These amendments include minor changes to:

•	IFRS 3, “Business combinations”, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.

•	IFRS 11, “Joint arrangements”, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.

•	IAS 12, “Income taxes” – a company accounts for all income tax consequences of dividend payments in the same way.

•	IAS 23, “Borrowing costs” – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•	Amendments to IAS 19, “Employee benefits” on plan amendment, curtailment or settlement; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	Use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and

•

Recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ab)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2019

•

Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, “Presentation of financial statements”, and IAS 8, “Accounting policies, changes in accounting estimates and errors”, and consequential amendments to other IFRSs:

•	i) Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting,

•	ii) Clarify the explanation of the definition of material, and

•	iii) Incorporate some of the guidance in IAS 1 about immaterial information

This amendment has no material effect on the Group’s financial statements.

•

Amendments to IFRS 3 – definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations. This amendment has no material effect on the Group’s financial statements.

•

IFRS 17, “Insurance contracts”; effective from annual periods beginning on or after1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features. This amendment has no material effect on the Group’s financial statements.

3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 36).

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

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Credit risk (continued)

payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. This allowance comprises the general provision which is determined based on a loss event.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2019, guarantees of TL 3,323,318 were outstanding (31 December 2018: TL 4,988,580).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held deposits at call of TL 632,022 (31 December 2018: TL 587,007) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 36) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

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

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and as of 1 July 2018 the Company applies hedge accounting.

Details of the Company’s foreign exchange risk is disclosed in Note 36.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 36) and to that extent are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There is currently uncertainty around the timing and precise nature of these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 65,338 7-year floating-rate debt. The Group has hedged this debt with participating cross currency swap, and it has designated the participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6 month USD LIBOR that is the current benchmark interest rate. The nominal amount of the hedging instruments in those hedging relationships is USD 65,338.

The Group treasury department oversees The Group’s USD LIBOR transition plan. This transition project will include changes to systems, processes, risk and valuation models, as well as managing related tax and accounting implications. The Group currently anticipates that the areas of greatest change will be amendments to the contractual terms of USD LIBOR-referenced floating-rate debt and participating cross currency swap, and updating hedge designations.

Effect of IBOR reform – significant assumptions

In calculating the change in fair value attributable to the hedged risk of floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

•

The floating-rate debt will move to an alternative benchmark rate during 2022, and the spread will be similar to the spread included in the participating cross currency swap used as the hedging instrument;

•	No other changes to the terms of the floating-rate debt are anticipated; and

•

The Group has incorporated the uncertainty over when the floating-rate debt will move to an alternative benchmark rate, the resulting adjustment to the spread, and the other aspects of the reform that have not yet been finalized by adding an additional spread to the discount rate used in the calculation.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

Turkcell Turkey reportable segment includes the operations of the Company, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lifecell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. The other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman, Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC, Turkcell Odeme, Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Total segment revenue	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475
Inter-segment revenue	(79,318)	(46,355)	(94,703)	(69,657)	(396,768)	(254,760)	570,789	370,772	—	—
Revenues from external customers	21,407,838	18,046,231	1,908,086	1,387,323	1,821,211	1,858,921	—	—	25,137,135	21,292,475
Adjusted EBITDA	8,789,179	7,403,822	903,896	612,697	765,798	801,687	(32,454)	(30,224)	10,426,419	8,787,982
Net impairment losses on financial and contract assets	(223,879)	(248,171)	(5,109)	(4,088)	(109,869)	(94,131)	—	—	(338,857)	(346,390)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Total segment revenue	18,092,586	15,340,866	1,456,980	1,067,078	2,113,681	1,297,545	(370,772)	(73,425)	21,292,475	17,632,064
Inter-segment revenue	(46,355)	(31,757)	(69,657)	(40,897)	(254,760)	(771)	370,772	73,425	—	—
Revenues from external customers	18,046,231	15,309,109	1,387,323	1,026,181	1,858,921	1,296,774	—	—	21,292,475	17,632,064
Adjusted EBITDA	7,403,822	5,504,124	612,697	263,962	801,687	467,580	(30,224)	(7,412)	8,787,982	6,228,254
Net impairment (losses)/gains on financial and contract assets	(248,171)	49,468	(4,088)	(6,070)	(94,131)	(79,676)	—	—	(346,390)	(36,278)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2019	2018	2017
Profit for the period	3,276,690	2,177,335	2,037,759

Add(Less):

(Profit)/loss from discontinued operations	(772,436)	—	—

Profit from continuing operations	2,504,254	2,177,335	2,037,759
Income tax expense	785,630	495,481	571,758
Finance income	(297,450)	(1,677,114)	(597,246)
Finance costs	2,025,118	3,364,072	920,112
Other income	(140,705)	(241,435)	(74,438)
Other expenses	487,295	381,582	773,329
Depreciation and amortization	5,046,565	4,287,974	2,596,980
Share of loss of equity accounted investees	15,712	87	—

Consolidated adjusted EBITDA	10,426,419	8,787,982	6,228,254

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2019	2018	2017
Revenues
Turkey	23,229,046	19,636,682	16,431,863
Ukraine	1,322,116	923,181	664,643
Belarus	366,314	293,181	209,884
Turkish Republic of Northern Cyprus	209,109	169,014	148,637
Netherlands	8,396	366	—
Germany	2,154	1,580	3,016
Azerbaijan	—	268,471	174,021

	25,137,135	21,292,475	17,632,064

	31 December 2019	31 December 2018
Non-current assets
Turkey	22,737,468	21,037,351
Ukraine	3,030,095	2,751,277
Belarus	219,281	293,622
Turkish Republic of Northern Cyprus	198,732	177,380
Unallocated non-current assets	197,255	168,536

	26,382,831	24,428,166

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Telecommunication services	19,157,657	16,636,497	1,780,793	1,281,595	—	—	(60,147)	(58,335)	20,878,303	17,859,757
Equipment revenues	2,130,135	1,209,745	115,905	101,350	—	—	—	—	2,246,040	1,311,095
Revenue from financial services	—	—	—	—	1,141,712	1,121,768	(839)	(2,647)	1,140,873	1,119,121
Call center revenues	21,851	12,954	17,008	9,763	308,126	211,195	(34,542)	(30,740)	312,443	203,172
Commission fees on betting business	—	—	—	—	132,300	200,315	—	—	132,300	200,315
Revenue from betting business	—	—	—	—	—	268,470	—	—	—	268,470
Other	177,513	233,390	89,083	64,272	635,841	311,933	(475,261)	(279,050)	427,176	330,545

Total	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Telecommunication services	16,636,497	14,159,955	1,281,595	952,246	—	—	(58,335)	(71,143)	17,859,757	15,041,058
Equipment revenues	1,209,745	1,033,647	101,350	69,801	—	—	—	—	1,311,095	1,103,448
Revenue from financial services	—	—	—	—	1,121,768	715,754	(2,647)	(754)	1,119,121	715,000
Call center revenues	12,954	8,395	9,763	7,706	211,195	224,973	(30,740)	(8,395)	203,172	232,679
Commission fees on betting business	—	—	—	—	200,315	181,886	—	—	200,315	181,886
Revenue from betting business	—	—	—	—	268,470	174,021	—	—	268,470	174,021
Other	233,390	138,869	64,272	37,325	311,933	911	(279,050)	6,867	330,545	183,972

Total	18,092,586	15,340,866	1,456,980	1,067,078	2,113,681	1,297,545	(370,772)	(73,425)	21,292,475	17,632,064

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	19,157,657	1,780,793	—	(60,147)	20,878,303
At a point in time	198,734	10,555	—	—	209,289
Over time	18,958,923	1,770,238	—	(60,147)	20,669,014
Equipment Related	2,130,135	115,905	—	—	2,246,040
At a point in time	2,050,055	115,905	—	—	2,165,960
Over time	80,080	—	—	—	80,080
Revenue from financial operations	—	—	1,141,712	(839)	1,140,873
At a point in time	—	—	222,930	(839)	222,091
Over time	—	—	918,782	—	918,782
Call Center	21,851	17,008	308,126	(34,542)	312,443
At a point in time	—	—	—	—	—
Over time	21,851	17,008	308,126	(34,542)	312,443
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
Revenue from betting business	—	—	—	—	—
At a point in time	—	—	—	—	—
Over time	—	—	—	—	—
All other segments	177,513	89,083	635,841	(475,261)	427,176
At a point in time	37,726	19,300	2,306	(657)	58,675
Over time	139,787	69,783	633,535	(474,604)	368,501
Total	21,487,156	2,002,789	2,217,979	(570,789)	25,137,135
At a point in time	2,286,515	145,760	225,236	(1,496)	2,656,015
Over time	19,200,641	1,857,029	1,992,743	(569,293)	22,481,120

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	16,636,497	1,281,595	—	(58,335)	17,859,757
At a point in time	102,524	—	—	(11,504)	91,020
Over time	16,533,973	1,281,595	—	(46,831)	17,768,737
Equipment Related	1,209,745	101,350	—	—	1,311,095
At a point in time	1,203,058	101,350	—	—	1,304,408
Over time	6,687	—	—	—	6,687
Revenue from financial operations	—	—	1,121,768	(2,647)	1,119,121
At a point in time	—	—	254,383	(2,647)	251,736
Over time	—	—	867,385	—	867,385
Call Center	12,954	9,763	211,195	(30,740)	203,172
At a point in time	—	—	—	—	—
Over time	12,954	9,763	211,195	(30,740)	203,172
Commission fees on betting business	—	—	200,315	—	200,315
At a point in time	—	—	—	—	—
Over time	—	—	200,315	—	200,315
Revenue from betting business	—	—	268,470	—	268,470
At a point in time	—	—	—	—	—
Over time	—	—	268,470	—	268,470
All other segments	233,390	64,272	311,933	(279,050)	330,545
At a point in time	142,504	8,556	7,576	—	158,636
Over time	90,886	55,716	304,357	(279,050)	171,909
Total	18,092,586	1,456,980	2,113,681	(370,772)	21,292,475
At a point in time	1,448,086	109,906	261,959	(14,151)	1,805,800
Over time	16,644,500	1,347,074	1,851,722	(356,621)	19,486,675

6.	Other income and expense

Other income amounted to TL 140,705, TL 241,435 and TL 74,438 for the years ended 31 December 2019, 2018 and 2017, respectively.

Other income for the year ended 31 December 2019 comprises gain on sale of fixed assets amounted toTL 47,169, rent income amounted to TL 6,522 and other miscellaneous expenses. Other income for the year ended 31 December 2018 consists of gain on sale of fixed assets amounted to TL 43,727, reversal of legal provisions amounted to TL 21,054 and other miscellaneous expenses. Other income for the year ended 31 December 2017 comprises gain on sale of fixed assets amounted to TL 33,837 and other miscellaneous expenses.

Other expenses amounted to TL 487,295, TL 381,582 and TL 773,329 for years ended 31 December 2019, 2018 and 2017, respectively.

Other expenses for the year ended 31 December 2019 mainly consist of tax settlements, restructuring costs and litigation expenses amounted to TL 199,000, TL 91,710 and TL 29,444, respectively. Other expenses for the years ended 31 December 2018 and 2017 mainly consist of donations and litigation expenses amounted to TL 176,321 (2017: TL 113,085) and TL 87,099 (2017: TL 585,585).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Employee benefit expenses

	2019	2018	2017
Wages and salaries (*)	2,503,611	2,030,641	1,746,147
Employee termination benefits (**)	31,799	29,140	32,862
Defined contribution plans	12,785	9,361	8,107

	2,548,195	2,069,142	1,787,116

(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of employee termination benefits for the years ended 31 December 2019, 2018 and 2017 amounting to TL 36,385, TL (12,699) and TL 3,738 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2019	2018	2017
Interest income	288,010	395,045	278,599
Net fair value gains on derivative financial instruments and interest (*)	—	654,933	317,542
Cash flow hedges – reclassified to profit or loss (*)	—	568,370	—
Other	9,440	58,766	1,105

Finance income	297,450	1,677,114	597,246

Net foreign exchange losses	(1,039,618)	(2,695,045)	(718,501)
Net interest expenses for financial assets and liabilities measured at amortized cost	(864,492)	(552,101)	(193,311)
Net fair value losses on derivative financial instruments and interest (*)	(550,438)	—	—
Cash flow hedges – reclassified to profit or loss (*)	461,133	—	—
Other	(31,703)	(116,926)	(8,300)

Finance costs	(2,025,118)	(3,364,072)	(920,112)

Net finance costs	(1,727,668)	(1,686,958)	(322,866)

(*)	Interest expense/income and fair value of derivative financial instruments are shown netted off in the consolidated statement of profit or loss.

Finance incomes for the years ended 31 December 2019, are mainly attributable to interest income on bank deposits.

Finance income for the years ended 31 December 2018 and 2017 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and cash flow hedge.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

Finance costs for year ended 31 December 2019, 2018 and 2017 are mainly attributable to the financing costs of borrowings, foreign exchange losses from operating and financing activities.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Finance income and costs (continued)

Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

9.	Income tax expense

	2019	2018	2017
Current income tax expense	(570,509)	(654,953)	(437,967)
Deferred income tax (expense)/credit	(215,121)	159,472	(133,791)

Total income tax expense	(785,630)	(495,481)	(571,758)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income
	Before tax	Tax (expense)/ credit	Net of tax
2019
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)

	307,201	(48,723)	258,478

2018
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905

	534,441	(157,203)	377,238

2017
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)

	96,411	(106,551)	(10,140)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2019	2018	2017
Profit from continuing operations before income tax expense	3,289,884	2,672,816	2,609,517
(Loss) from discontinued operations before income tax expense	772,436	—	—

Profit before income tax expense	4,062,320	2,672,816	2,609,517

Tax at the Turkey’s tax rate	(893,710)	(588,020)	(521,903)
Difference in overseas tax rates	(12,580)	7,617	4,133
Effect of exemptions (*)	123,878	198,160	73,916
Effect of amounts which are not deductible and permanent differences	(134,538)	(91,778)	(102,102)
Tax exemption from subsidiary sale (**)	169,936	24,268	—
Change in unrecognized deferred tax assets (***)	(46,865)	(50,551)	(41,340)
Adjustments for current tax of prior years	3,880	2,510	11,280
Tax effect of investment in associate and joint venture	2,592	—	—
Other	1,777	2,313	4,258

Total income tax expense	(785,630)	(495,481)	(571,758)

(*)	Mainly comprises of research and development tax credit exemption effect. For the year ended 31 December 2018, includes the exemption effect of Fintur amounted to TL 76,164.
(**)	For the years ended 31 December 2019 and 2018, includes the Group’s transfer of its total shareholding in Fintur and Azerinteltek, respectively (Note 39).
(***)	Mainly comprises of tax losses for which no deferred tax asset has been recognized.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income. On 5 December 2017, Turkey’s Law No. 7061 on the Amendment of Certain Tax Laws and Some Other Laws, and which was adopted on28 November 2017, was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. The corporate tax rate is expected to decrease to 20% from 2021 onwards.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the 25th day of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense (continued)

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

75% of the profits arising from the sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% of the profits arising from the sale of immovable properties included in the assets of corporations for two years are exempted from corporate tax. The exemption rate had been 75% prior to this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account on the balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

Pursuant to Article 10/13-h of Law No.7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

•	For the resident real persons and institutions,

•	Income from the sale of non-resident subsidiary shares,

•	Participation income from non-resident subsidiaries,

•	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

•

For the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2019, 2018 and 2017 is as follows:

Cost of revenue:

	2019	2018	2017
Depreciation and amortization (*)	(5,046,565)	(4,287,974)	(2,596,980)
Cost of goods sold	(2,278,283)	(1,284,180)	(965,054)
Treasury share	(2,191,427)	(1,884,556)	(1,669,807)
Interconnection and termination expenses	(1,909,614)	(1,763,414)	(1,607,079)
Employee benefit expenses	(1,501,617)	(1,193,953)	(1,041,755)
Frequency expenses	(802,950)	(622,390)	(278,727)
Radio expenses	(734,583)	(508,884)	(844,941)
Transmission expenses	(335,980)	(326,080)	(218,221)
Universal service fund	(297,053)	(256,454)	(221,431)
Cost of revenue from financial services (**)	(240,297)	(378,477)	(283,000)
Roaming expenses	(238,147)	(226,806)	(177,258)
Billing and archiving expenses	(48,970)	(50,929)	(55,185)
Others	(1,457,994)	(1,361,896)	(1,390,736)

	(17,083,480)	(14,145,993)	(11,350,174)

(*)

As at 31 December 2019, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 26,478 (31 December 2018: TL 16,321; 31 December 2017: TL 8,828).

(**)

As at 31 December 2019, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 11,358 (31 December 2018: TL 8,532; 31 December 2017: TL 4,789).

Selling and marketing expenses:

	2019	2018	2017
Marketing expenses	(554,538)	(551,127)	(532,989)
Employee benefit expenses	(551,801)	(440,976)	(394,421)
Selling expenses	(349,269)	(555,158)	(898,936)
Frequency usage fees related to prepaid subscribers (**)	—	—	(82,994)
Others	(99,581)	(79,453)	(96,080)

	(1,555,189)	(1,626,714)	(2,005,420)

(**)	Starting from 1 January 2018, frequency usage fees related to prepaid subscribers are shown under net impairment losses on financial and contract assets according to IFRS 9.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2019	2018	2017
Employee benefit expenses	(483,419)	(425,681)	(346,151)
Collection expenses	(57,097)	(37,525)	(20,415)
Consultancy expenses	(51,308)	(38,252)	(50,247)
Travel and entertainment expenses	(34,644)	(38,406)	(30,957)
Maintenance and repair expenses	(26,610)	(26,867)	(24,342)
Rent expenses	—	—	(36,280)
Net impairment expense recognized on receivables	—	—	(36,278)
Other	(126,677)	(106,639)	(100,526)

	(779,755)	(673,370)	(645,196)

Net impairment losses on financial and contract assets:

	2019	2018	2017
Net impairment losses on financial and contract assets	(338,857)	(346,390)	—

	(338,857)	(346,390)	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2019
Cost
Network infrastructure (All operational)	19,132,278	708,891	(756,889)	1,982,073	—	956,638	22,022,991
Land and buildings	929,901	52,877	—	220,637	—	7,908	1,211,323
Equipment, fixtures and fittings	803,500	97,225	(48,813)	1,446	—	13,051	866,409
Motor vehicles	40,106	3,833	(491)	—	—	1,070	44,518
Leasehold improvements	327,492	5,418	(7)	317	—	2,617	335,837
Construction in progress	512,087	2,354,918	(2,058)	(2,216,841)	(3,125)	21,347	666,328

Total	21,745,364	3,223,162	(808,258)	(12,368)	(3,125)	1,002,631	25,147,406

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	2,006,650	(738,527)	31,327	14,543	622,603	11,382,813
Land and buildings	239,088	58,292	—	(16,359)	—	4,605	285,626
Equipment, fixtures and fittings	633,507	80,254	(39,143)	(11,440)	—	10,749	673,927
Motor vehicles	34,230	2,923	(296)	—	—	983	37,840
Leasehold improvements	276,006	30,776	(7)	—	339	1,595	308,709

Total	10,629,048	2,178,895	(777,973)	3,528	14,882	640,535	12,688,915

Net book amount	11,116,316	1,044,267	(30,285)	(15,896)	(18,007)	362,096	12,458,491

Depreciation expenses for the years ended 31 December 2019, 2018 and 2017 amounting to TL 2,196,902, TL 1,888,834 and TL 1,499,242, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2019, 2018 and 2017 are TL 18,007, TL 34,382 and TL 39,721, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 6.5%, 6.8% and 10.0%, TL 123,449 and TL 75,054 and TL 66,513 for the years ended 31 December 2019, 2018 and 2017 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell – 2G License

On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 149,443 at 31 December 2019 (31 December 2018: TL 195,425) and it is amortized over 25 years.

Turkcell – 3G License

On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 359,071 at 31 December 2019 (31 December 2018: TL 397,543) and is amortized over 25 years.

Turkcell – 4.5G License

On 26 August 2015, the “Authorization Tender on IMT Services and Infrastructure” publicly known as the 4.5G license tender, was held by the Information Technologies and Communication Authority and the Company was granted a total frequency band of 172.4M Hz for 13 years for a consideration of EUR 1,623,460 (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators commenced service delivery for 4.5G from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The carrying amount of the 4.5G License is TL 3,723,232 at 31 December 2019(31 December 2018: TL 4,125,743).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

	Balance at 1 January 2019	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2019
Cost
Telecommunication licenses	8,722,998	8,871	(17,035)	29,161	—	388,622	9,132,617
Computer software	8,539,038	1,441,780	(44,952)	89,729	—	108,329	10,133,924
Transmission line software	73,139	1,240	—	—	—	—	74,379
Central betting system operating right	11,981	445	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	—	117,618
Brand name	7,040	700	—	—	—	—	7,740
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Subscriber acquisition cost	2,034,053	1,232,539	(39,496)	—	—	21,763	3,248,859
Other	50,005	50,334	(61)	(8,972)	—	2,636	93,942
Construction in progress	18,007	85,202	—	(96,991)	(585)	7,819	13,452

Total	19,622,225	2,821,111	(101,544)	12,927	(585)	529,169	22,883,303

Accumulated amortization
Telecommunication licenses	2,948,235	611,197	(17,035)	—	17	90,554	3,632,968
Computer software	5,481,895	768,238	(41,214)	7,770	1,902	71,542	6,290,133
Transmission line software	67,017	4,585	—	—	—	—	71,602
Central betting system operating right	12,074	301	—	—	—	—	12,375
Indefeasible right of usage	31,855	8,565	—	—	—	—	40,420
Brand name	7,040	—	—	—	—	—	7,040
Customer base	12,211	437	—	—	—	—	12,648
Subscriber acquisition cost	974,200	495,861	(39,496)	—	—	17,041	1,447,606
Other	37,526	29,032	(61)	(7,940)	36	1,856	60,449

Total	9,572,053	1,918,216	(97,806)	(170)	1,955	180,993	11,575,241

Net book amount	10,050,172	902,895	(3,738)	13,097	(2,540)	348,176	11,308,062

Amortization expenses for the years ended 31 December 2019, 2018 and 2017 amounting to TL 1,920,756, TL 1,580,319 and TL 1,095,401, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the years ended 31 December 2019, 2018 and 2017 are TL 2,540, TL 3,232 and TL 1,986, respectively and are recognized in amortization expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 206,064 for the year ended 31 December 2019 (31 December 2018: TL 171,442). The amortization expenses related to capitalized software development costs for the years ended 31 December 2019, 2018 and 2017 amounting to TL 47,591, TL 40,934 and TL 37,532, respectively are recognized in cost of revenue.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At31 December 2019, no impairment test has been carried out since there is no impairment indicator in any of the Group’s CGUs.

14.	Investment properties

	31 December 2019	31 December 2018
Cost
Opening balance	145,759	99,938
Addition	987	—
Transfer to property, plant and equipment	(100,463)	45,821

Closing balance	46,283	145,759

Accumulated depreciation
Opening balance	(130,334)	(98,958)
Transfer to property, plant and equipment	103,262	(25,765)
Depreciation and impairment charges during the year	(2,928)	(5,611)

Closing balance	(30,000)	(130,334)

Net book amount	16,283	15,425

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2019 is TL 4,078 (31 December 2018: TL 3,092 and 31 December 2017: TL 2,821). There is TL 522 direct operating expense for investment properties during the year ended 31 December 2019 (31 December 2018: None and 31 December 2017: TL 22).

The Group’s investment properties and their fair values at 31 December 2019 and 2018 are as follows:

31 December 2019	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	21,520	Income capitalization approach
Investment properties in Ankara	—	—	14,400	Market approach
Investment properties in Istanbul	—	—	14,585	Market approach

	—	—	50,505

31 December 2018	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	17,960	Income capitalization approach
Investment properties in Ankara	—	—	15,915	Market approach
Investment properties in Istanbul	—	—	13,800	Market approach

	—	—	47,675

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

Determination of the fair values of the Group’s investment properties (continued)

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, the application of IFRS 16 does not impact the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 31 December 2019 and 31 December 2018 and depreciation and amortization expenses for the years ended31 December 2019 and 31 December 2018 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602
Depreciation and amortization charge for the year	(506,386)	(54,605)	(150,282)	(159,784)	(871,057)	(8,849)	(46,073)	(54,922)	(925,979)
Balance at 31 December 2019	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2018	1,077,517	146,826	226,243	115,652	1,566,238	12,321	—	12,321	1,578,559
Depreciation and amortization charge for the year	(451,850)	(43,563)	(181,741)	(81,325)	(758,479)	(6,458)	(48,273)	(54,731)	(813,210)
Balance at 31 December 2018	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602

As at 31 December 2019, the Company has additions to right of use assets amounting to TL 1,209,008 (31 December 2018: TL 1,156,973) and interest expense on lease liabilities amounting to TL 282,769 (31 December 2018: TL 210,200). Depreciation expense amounting to TL 925,979 (31 December 2018: TL 813,210) is recognized in cost of revenues.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

Equity accounting for Fintur ceased as of from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of the carrying amount and fair value less costs to sell.

The delay in the sales process during 2018 was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş. (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price ofEUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals.

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

The Company signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. The final transaction value is realized as TL 2,229,595(EUR 352,851). The share transfer has been completed in 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the consolidated financial statements.

Reconciliation of Fintur sales for the period ended 31 December 2019 is stated as below:

31 December 2019
Consideration received or receivable:
Cash	2,229,595

Total disposal consideration	2,229,595

Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	—

Gain on sale after income tax	772,436

Subsequent to recognition of Fintur disposal for the three months period ended 31 March 2019, the Company has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Other non-current assets

	2019	2018
Prepaid expenses	133,914	89,603
Receivables from the Public Administration	72,848	72,848
Advances given for property, plant and equipment	59,959	216,894
Deposits and guarantees given	34,602	27,071
VAT receivable	1,902	2,318
Others	1,045	12,572

	304,270	421,306

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2019 and 2018 are attributable to the following:

	Assets		Liabilities		Net
	2019	2018	2019	2018	2019	2018
Property, plant and equipment and intangible assets	145,242	106,128	(1,915,567)	(936,167)	(1,770,325)	(830,039)
Investment	32,926	32,926	—	—	32,926	32,926
Derivative instruments	24,303	15,380	(349,797)	(429,162)	(325,494)	(413,782)
Reserve for employee termination benefits and provisions	167,589	155,132	(36,289)	(45,581)	131,300	109,551
Tax losses carried forward	258,040	224,179	—	—	258,040	224,179
Tax allowances	59,176	20,554	—	—	59,176	20,554
Other assets and liabilities (*)	668,327	248,251	(30,238)	(101,268)	638,089	146,983

Deferred tax assets/(liabilities)	1,355,603	802,550	(2,331,891)	(1,512,178)	(976,288)	(709,628)

Offsetting	(1,166,261)	(649,818)	1,166,261	649,818	—	—

Net deferred tax assets/(liabilities)	189,342	152,732	(1,165,630)	(862,360)	(976,288)	(709,628)

(*)	Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2019 and 2018 were as follows:

	2019	2018
Opening balance	(709,628)	(555,062)
IFRS 9 and 15 effects	—	(141,213)
Income statement charge	(215,121)	159,472
Tax charge relating to components of other comprehensive income	(48,723)	(157,203)
Prior year corporate tax base differences	—	(8,608)
Exchange differences	(2,816)	(7,014)

Closing balance, net	(976,288)	(709,628)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

Recognized deferred tax assets and liabilities (continued)

The Group did not recognize deferred income tax assets of TL 6,588,723 (31 December 2018: TL 5,310,000) in respect of tax losses amounting to TL 1,199,670 (31 December 2018: TL 972,730) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2020	297
2021	220,895
2022	135,055
2023	204,933
2024	346,592
2025	1,201,315
2026	51,353
2027	579,546
2028	169,906
Indefinite	3,678,831

Total	6,588,723

19.	Trade receivables and accrued revenue

	31 December 2019	31 December 2018
Receivables from subscribers	2,090,242	1,647,236
Accounts and notes receivable	745,442	555,436
Undue assigned contracted receivables	298,291	271,306

	3,133,975	2,473,978

Trade receivables are shown net of provision for impairment amounting to TL 620,247, as at31 December 2019 (31 December 2018: TL 728,830). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 36. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 36.

Letters of guarantee received with respect to the accounts and notes receivable amounted toTL 332,180 and TL 174,975 at 31 December 2019 and 2018, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 116,462 (31 December 2018: TL 115,001) is presented under non-current trade receivable amounted to TL 148,159 (31 December 2018: TL 115,001).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December 2019	31 December 2018
Current receivables from financial services	2,319,122	3,318,255
Non-current receivables from financial services	123,136	884,686

	2,442,258	4,202,941

Movements in provision for impairment of receivables from financial services are disclosed in Note 36.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Contract assets

Current contract assets:

	31 December 2019	31 December 2018
Contract assets	933,969	711,928

	933,969	711,928

Non-current contract assets:

	31 December 2019	31 December 2018
Contract assets	10,291	3,513

	10,291	3,513

The contract assets represent contract assets from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under long term contract assets.

22.	Inventory

As of 31 December 2019, inventories amounting to TL 178,399 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2018: TL 180,434).

23.	Other current assets

	31 December 2019	31 December 2018
Receivables from the Ministry of Transport and Infrastructure of Turkey	669,621	415,524
Prepaid expenses	135,881	79,149
VAT receivable	109,777	65,123
Receivables from tax office	99,882	83,392
Advances given to suppliers	90,454	92,715
Other advances given (Note 40)	65,263	—
Restricted cash	—	204,077
Other	156,126	151,532

	1,327,004	1,091,512

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Other current assets (continued)

As at 31 December 2018, restricted cash amounting to TL 204,077 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman.

24.	Cash and cash equivalents

	31 December 2019	31 December 2018
Cash in hand	131	144
Banks	10,238,310	7,413,113
– Demand deposits	632,022	587,007
– Time deposits	9,606,288	6,826,106
Other cash and cash equivalents	274	5,982

Cash and cash equivalents	10,238,715	7,419,239

As at 31 December 2019, the average effective interest rates of TL, USD and EUR time deposits are 10.7%, 2.3% and 0.4% (31 December 2018: 22.5%, 5.9% and 3.3%) respectively.

As at 31 December 2019, average maturity of time deposits is 38 days (31 December 2018: 35 days).

25.	Financial assets

Debt investments at fair value through other comprehensive income

Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

	31 December 2019	31 December 2018
Current Assets
Listed debt securities	345,602	42,454

	345,602	42,454

	Fair values
	31 December 2019	31 December 2018	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	345,602	42,454	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	345,602	42,454

As of 31 December 2019 and 2018, the nominal and fair value amounts of financial assets are as follows:

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity
EUR	2,000	15,026	16 February 2026
EUR	10,000	67,773	5 February 2021
USD	300	1,878	21 February 2022
EUR	20,000	133,072	17 December 2021
EUR	17,990	121,456	29 May 2020
USD	1,000	6,397	10 August 2024

Total financial assets		345,602

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Financial assets (continued)

Debt investments at fair value through other comprehensive income (continued)

31 December 2018
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity
EUR	6,981	42,454	16 February 2026

Total financial assets		42,454

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2019	31 December 2018
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	3,472	—

	3,472	—

26.	Equity

Share capital

As at 31 December 2019, share capital represents 2,200,000,000 (31 December 2018: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and is entitled to one vote at a meeting in person or by proxy.

Companies with their shareholding percentage are as follows:

	31 December 2019		31 December 2018
	(%)	TL	(%)	TL
Turkcell Holding	51.00	1,122,000	51.00	1,122,000
Public Share	48.95	1,077,004	48.95	1,077,004
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)

Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2019, total number of shares pledged as security is 995,509 (2018: 995,509).

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Equity (continued)

Treasury shares

During 2019, the Company purchased 827,750 of its shares on-market with prices ranging from full TL 11.89 to full TL 12.24. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total amount of TL 9,998 was deducted from equity (2018: TL 94,620).

Dividends

Azerinteltek:

According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to AZN 5,959 (TL 13,103) from the profit realized for the last quarter of 2017, dividend payment was made in 2018. The share purchase agreement of Azerinteltek was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. The Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019.

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 15 March 2019, the shareholders resolved to pay a dividend amount equal to TL 232,875 out of profits for the year ended 31 December 2018 and a dividend out legal reserves amount equal to TL 9,742. The aggregate amount of dividends has been paid on 29 April 2019.

According to Board of Directors Resolution of Inteltek dated 16 October 2019 the advanced dividend payment has been made in 17 October 2019 amounting to TL 35,220 for the first six months of 2019 profit.

Turkcell:

On 12 September 2019, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2018 amounting to TL 1,010,000; this represents a gross cash dividend of full TL 0.45909 per share. The dividend has been paid to the shareholders on 31 October 2019.

27.	Earnings per share

	2019	2018	2017
Numerator:
Profit attributable to owners of the Company	3,246,487	2,021,065	1,979,129
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	1.49	0.93	0.90

(*)	Refer to Note 26 – Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Earnings per share (continued)

	2019	2018	2017
Numerator:
Profit from continuing operations attributable to owners of the Company	2,474,051	2,021,065	1,979,129
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	1.14	0.93	0.90

(*)	Refer to Note 26 – Treasury shares

	2019	2018	2017
Numerator:
Profit from continuing operations attributable to owners of the Company	772,436	—	—
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437

Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	0.35	—	—

(*)	Refer to Note 26 – Treasury shares

28.	Other non-current liabilities

	2019	2018
Consideration payable in relation to the acquisition of Belarusian Telecom	359,554	358,304
Deferred revenue	303	2,497
Deposits and guarantees received from dealers	—	3,809

	359,857	364,610

A consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 594,020 as of 31 December 2019) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, where the amount is expected to be paid in instalments between 2026 and 2030 (31 December 2018: the first quarter of 2023). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2019 is in a range from 5.2% to 6.1% (31 December 2018: 9.5%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings

	31 December 2019	31 December 2018
Non-current liabilities
Unsecured bank loans	6,092,170	7,244,992
Secured bank loans	—	1,862
Lease liabilities	1,101,303	1,026,955
Debt securities issued	5,483,921	4,845,827

	12,677,394	13,119,636

Current liabilities
Unsecured bank loans	6,712,297	6,281,855
Secured bank loans	2,415	2,318
Lease liabilities	431,752	387,001
Debt securities issued	481,869	364,735

	7,628,333	7,035,909

As at 31 December 2019, the Company has utilized, USD 225,000 (equivalent to TL 1,336,545 as at 31 December 2019) and EUR 35,000 (equivalent to TL 232,771 as at 31 December 2019) comparatively, under loan agreement signed with China Development Bank (“CDB”).

The annual interest rates of the USD and EUR denominated loans utilized as part of the EUR 750,000 loan agreement between the Company and CDB, which were LIBOR + 2.22% and EURIBOR + 2.20%, have been revised as LIBOR + 2.17% and EURIBOR + 2.15%, respectively. The updated rates are effective as of 10 April 2019. There have been no changes to the maturity or the repayment terms of the loan.

The Company signed a loan agreement of USD 150,000 with J.P.Morgan and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN). The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR + 2.10% for the first tranche and fixed 5.35% for the second and third tranches. As at 31 December 2019, the Company has utilized USD 50,000 under this agreement.

The Company signed a loan agreement of EUR 50,000 with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of 3 years and 1 week and its annual cost of funding is in Euribor + 2.05%-1.85% range. Cost of funding can potentially decline to Euribor + 1.85% subject to meeting sustainability based environmental objectives set as part of the loan agreement. These objectives include recycling of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application. As of 31 December 2019, the Company has utilized EUR 50,000 under this agreement.

As at 31 December 2019, the Company sold their debt securities issued with a total nominal value of USD 10,000 comprising portion of the debt securities issued previously added to its portfolio within the scope of the buy-back decisions dated 27 July 2016 and 30 January 2017.

In 2019, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 8 October 2019, the Company has issued management agreement based lease certificates through Halk Yatırım amounting TL 150,000 with the maturity of 4 February 2020.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2019			31 December 2018
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726	Euribor+1.2%-Euribor+3.4%	2019-2026	6,975,890
Unsecured bank loans	USD	Floating	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157
Unsecured bank loans	TL	Fixed	9.5%-11.5%	2020	1,442,818	12.6%-25.0%	2019	873,914
Unsecured bank loans	UAH	Fixed	11.5%-18.0%	2020	1,043,883	21.5%-22.5%	2019	894,511
Unsecured bank loans	RMB	Fixed	5.5%	2020-2026	200,583	5.5%	2019-2026	193,375
Secured bank loans (*)	BYN	Fixed	11.5%	2020	2,415	12.0%-16.0%	2019-2020	4,180
Debt securities issued	USD	Fixed	5.8%	2020-2028	5,810,989	5.8%	2019-2028	5,135,565
Debt securities issued	TL	Fixed	14.0%	2020	154,801	24.5%	2019	74,997
Lease liabilities	EUR	Fixed	1.0%-7.9%	2020-2031	162,786	1.0%-7.9%	2019-2031	194,645
Lease liabilities	TL	Fixed	12.8%-45.0%	2020-2048	735,211	16.1%-45.0%	2019-2048	719,718
Lease liabilities	USD	Fixed	3.9%-10.8%	2020-2027	18,564	3.9%-10.8%	2019-2027	40,351
Lease liabilities	UAH	Fixed	16.6%-24.0%	2020-2067	521,496	16.6%-24.0%	2019-2067	418,390
Lease liabilities	BYN	Fixed	11.7%-15.0%	2020-2028	94,998	12.0%-15.0%	2019-2028	40,852

					20,305,727			20,155,545

(*)	Belarusian Telecom pledged certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 37).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Employee benefits

	31 December 2019	31 December 2018
Retirement pay liability provision	222,164	160,613
Unused vacation provision	72,167	64,134

	294,331	224,747

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2019	2018
1 January	160,613	149,449
Service cost	35,831	26,971
Remeasurements	36,385	(12,699)
Interest expense	25,566	16,957
Benefit payments	(36,231)	(20,065)

31 December	222,164	160,613

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2019	Discount Rate			Inflation Rate

Sensitivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(14.2%	)	17.4%	17.9%	(14.7%	)

Impact on provision for employee termination benefits	(31,547)		38,657	39,767	(32,658)

31 December 2018	Discount Rate			Inflation Rate

Sensitivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(13.0%	)	15.7%	16.5%	(13.7%	)

Impact on provision for employee termination benefits	(20,880)		25,216	26,501	(22,004)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 12,785, TL 9,361 and TL 8,107 in relation to defined contribution retirement plan for the years ended 31 December 2019, 2018 and 2017, respectively.

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

As of 31 December 2019, the Group recognized expenses of TL 28,199 regarding this plan (31 December 2018: TL 26,224).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2019 and 2018. The amount of deferred revenue is TL 56,544 and TL 8,948 as at 31 December 2019 and 2018, respectively.

32.	Contract liabilities

Current contract liabilities:

	31 December 2019	31 December 2018
Contract liabilities	290,408	255,756

	290,408	255,756

Non-current contract liabilities:

	31 December 2019	31 December 2018
Contract liabilities	141,890	131,598

	141,890	131,598

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relates to carried forward contract liabilities is TL 255,756 (2018: TL 181,710).

The following table shows unrealized performance obligation result as of 31 December 2019;

31 December 2019
Telecommunications service	182,023
Other (*)	480,362

Total	662,385

(*)	Consists of Hospital Revenue

Management expects that 71% of the transaction price allocated to the unsatisfied contracts as of 31 December 2019 will be recognized as revenue during the next reporting period. The remaining 29% will be recognized in the 2020 financial year.

33.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2019	9,364	259,358	268,722
Provisions recognized	12,187	29,080	41,267
Unwinding of discount	—	14,262	14,262
Transfer to current provisions	(7,916)	—	(7,916)
Effect of changes in exchange rates	—	21,069	21,069

Balance at 31 December 2019	13,635	323,769	337,404

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Provisions (continued)

Non-current provisions (continued):

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2018	8,887	188,531	197,418
Provisions recognized	5,859	47,580	53,439
Unwinding of discount	—	9,760	9,760
Transfer to current provisions	(5,382)	—	(5,382)
Effect of changes in exchange rates	—	13,487	13,487

Balance at 31 December 2018	9,364	259,358	268,722

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 38.

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

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 6.1% at 31 December 2019 (31 December 2018: 5.1%).

Current provisions:

	Legal claims	Bonus(*)	Total
Balance at 1 January 2019	8,593	298,475	307,068
Provisions recognized	4,369	521,647	526,016
Payments	(4,344)	(501,234)	(505,578)
Transfers from non-current provisions	7,916	—	7,916
Effect of changes in exchange rates	1,306	6,084	7,390

Balance at 31 December 2019	17,840	324,972	342,812

	Legal claims	Bonus(*)	Total
Balance at 1 January 2018	605,679	229,520	835,199
Provisions recognized/(reversed)(**)	(3,520)	408,740	405,220
Payments	(626,214)	(338,650)	(964,864)
Unwinding of discount	26,185	—	26,185
Transfers from non-current provisions	5,381	—	5,381
Disposal of subsidiaries	—	(2,070)	(2,070)
Effect of changes in exchange rates	1,082	935	2,017

Balance at 31 December 2018	8,593	298,475	307,068

(*)	Includes share-based payment (Note 30).
(**)	Refer to Note 38.1 and 38.3 for legal claim.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Trade and other payables

	2019	2018
Payable to suppliers	2,728,485	2,372,512
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	562,536	455,496
Taxes payable	523,584	465,966
Accrued selling and marketing expenses	100,792	91,747
Other	202,074	402,453

	4,117,471	3,788,174

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

35.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2019 and 2018 are attributable to the following:

	31 December 2019		31 December 2018
	Assets	Liabilities	Assets	Liabilities
Held for trading	443,880	72,539	709,617	131,097
Derivatives used for hedging	483,448	—	730,924	—

Total	927,328	72,539	1,440,541	131,097

At 31 December 2019, the total held for trading derivative financial assets of TL 845,513(31 December 2018: TL 1,356,062) also includes a net accrued interest expense of TL 81,815(31 December 2018: TL 84,479) and the total held for trading derivative financial liabilities of TL 86,617 (31 December 2018: TL 165,265) also includes a net accrued interest expense of TL 14,078(31 December 2018: TL 34,168).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts

TL	1,820,280	EUR	433,400	148,066	23 October 2025
TL	257,478	EUR	56,004	7,675	22 April 2026
TL	85,593	USD	18,668	21,581	22 April 2026
TL	145,000	USD	50,000	97,030	16 September 2020
TL	128,833	USD	33,333	57,280	16 September 2020
TL	97,833	USD	33,333	63,358	16 September 2020
TL	64,667	USD	16,667	28,394	16 September 2020
TL	245,951	USD	46,670	9,893	22 April 2026
Cross currency swap contracts

TL	115,628	RMB	189,107	50,171	22 April 2026

Derivatives used for hedge accounting financial assets				483,448

EUR 489,404 participating cross currency swap contracts includes TL 833,786 guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

Cross currency swap, participating cross currency swap, FX swap and option contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and option contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	242,873	USD	70,500	178,968	16 September 2020
TL	269,451	USD	70,500	148,452	22 December 2020
TL	137,952	USD	24,000	5,625	20 March 2023
TL	138,816	USD	24,000	5,044	23 March 2023
TL	84,224	EUR	15,040	10,691	23 September 2021
TL	91,008	EUR	14,400	5,141	23 September 2021
TL	35,818	RMB	45,259	944	22 April 2026
Participating cross currency swap contracts
TL	172,772	EUR	28,002	9,904	22 April 2026
TL	171,092	EUR	28,002	21,355	22 April 2026
TL	227,750	EUR	37,336	8,705	22 April 2026
TL	77,520	EUR	12,000	1,097	16 September 2020
TL	261,912	USD	46,670	12,195	22 April 2026
TL	108,349	USD	18,668	3,930	22 April 2026
TL	135,051	USD	23,335	4,674	22 April 2026
TL	215,354	USD	37,336	7,813	22 April 2026
TL	174,000	USD	30,000	1,506	15 June 2026
TL	186,050	USD	32,669	9,936	22 April 2026
FX swap contracts (*)
USD	20,000	TL	117,860	67	27 February 2020
USD	20,000	TL	117,900	51	27 February 2020
Option contracts
EUR	25,000	USD	28,038	186	3 January 2020
USD	50,000	TL	275,000	11	3 January 2020

Held for trading derivative financial assets				436,295

(*)	There will be a purchase of USD 40,000 on 27 May 2020 in exchange for TL 241,046 in terms of the FX swap contract dated 27 November 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 31 December 2019 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	30,000	2,081	28 February 2020
USD	7,500	952	30 March 2020
USD	7,500	916	29 June 2020
USD	10,000	1,038	30 March 2020
USD	10,000	1,016	29 June 2020
USD	7,500	797	30 March 2020
USD	7,500	785	29 June 2020

Held for trading derivative financial assets		7,585

Held for trading

FX swap, interest swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, interest swap and participating cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
EUR	50,000	USD	55,488	(3,005)	07 January 2020
EUR	75,000	USD	83,232	(4,512)	07 January 2020
EUR	175,000	USD	194,560	(8,508)	08 January 2020
EUR	50,000	USD	55,588	(2,432)	08 January 2020
EUR	50,000	USD	55,588	(2,434)	08 January 2020
EUR	85,000	USD	94,397	(4,748)	08 January 2020
EUR	90,000	USD	100,492	(2,301)	21 January 2020
EUR	20,000	USD	22,332	(510)	21 January 2020
EUR	175,000	USD	195,346	(4,875)	22 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
EUR	70,000	USD	78,154	(2,036)	28 January 2020
EUR	90,000	USD	100,484	(2,612)	28 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
TL	11,211	USD	1,860	(3)	28 February 2020
Interest swap contracts
USD	93,340	USD	93,340	(7,802)	22 April 2026
USD	46,670	USD	46,670	(3,101)	22 April 2026
USD	37,336	USD	37,336	(959)	22 April 2026
USD	32,669	USD	32,669	(849)	22 April 2026
Participating cross currency swap contracts
TL	105,848	USD	18,668	(14,265)	22 April 2026
TL	162,552	USD	28,002	(4,691)	22 April 2026

Total held for trading derivative financial liabilities				(72,539)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	208,462	23 October 2025
TL	275,850	EUR	60,000	64,670	22 April 2026
TL	435,000	USD	150,000	167,116	16 September 2020
TL	293,500	USD	100,000	108,777	16 September 2020
TL	194,000	USD	50,000	39,394	16 September 2020
TL	386,500	USD	100,000	79,688	16 September 2020
TL	91,700	USD	20,000	9,234	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	53,583	22 April 2026

Derivatives used for hedge accounting financial assets				730,924

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

FX swap, cross currency swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, cross currency swap, participating cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
TL	266,760	USD	50,000	(3,715)	2 January 2019
TL	266,510	USD	50,000	(3,465)	2 January 2019
TL	719,996	USD	135,000	(9,774)	2 January 2019
TL	212,736	USD	40,000	(2,300)	2 January 2019
TL	265,925	USD	50,000	(2,880)	2 January 2019
TL	1,366	USD	253	(48)	19 March 2019
TL	4,199	USD	680	(939)	16 January 2019
TL	5,681	USD	920	(1,277)	22 January 2019
TL	6,040	EUR	1,000	(41)	2 January 2019
USD	68,654	EUR	60,000	(861)	15 January 2019
USD	11,462	EUR	10,000	(4)	8 January 2019
Cross currency swap contracts
TL	6,159	USD	1,000	(912)	28 January 2019
TL	6,159	USD	1,000	(910)	24 January 2019
TL	130,488	USD	24,000	(9,365)	20 March 2023
TL	268,200	USD	50,000	(5,791)	14 June 2019
TL	128,436	USD	24,000	(2,652)	19 June 2019
TL	169,368	EUR	24,000	(24,895)	8 January 2019
TL	118,800	EUR	18,000	(22,051)	23 September 2021
TL	111,732	EUR	18,867	1,920	14 February 2019
TL	185,100	EUR	30,000	(8,296)	22 April 2026
TL	183,300	EUR	30,000	(8,642)	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	(7,148)	16 September 2020
TL	113,400	USD	20,000	(17,051)	22 April 2026

Total Held for trading derivative financial liabilities				(131,097)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

Cross currency swap contracts

The notional amount and the fair value of cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	67,410	USD	18,000	27,928	28 January 2019
TL	95,550	USD	25,000	36,751	24 January 2019
TL	52,164	USD	14,620	27,870	16 July 2019
TL	69,744	USD	19,780	38,636	22 July 2019
TL	242,873	USD	70,500	160,594	16 September 2020
TL	269,451	USD	70,500	131,437	22 December 2020
TL	191,300	USD	50,000	74,095	13 February 2019
TL	98,625	EUR	25,000	57,161	13 June 2019
TL	203,600	EUR	50,000	109,610	23 July 2019
TL	97,997	EUR	21,500	37,825	19 December 2019
TL	105,280	EUR	18,800	7,710	23 September 2021

Total held for trading derivative financial assets				709,617

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2019	31 December 2018	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	495,436	653,142	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	62,159	(24,199)
-Derivatives used for hedging	433,277	677,341
b) FX swap, currency, interest swap and option contracts	351,768	656,302	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	301,597	602,719
-Derivatives used for hedging	50,171	53,583
c) Currency forward contracts	7,585	—	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	7,585	—

(*)

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid-ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 116,684 lower as at 31 December 2019 (31 December 2018: TL 123,995).

There were no transfers between fair value hierarchy levels during the year.

The following tables present the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2019 and 2018 on a hedge accounting basis:

Fair values
Currency	Nominal Value	Maturity Date	31 December 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	433,400	23 October 2025	148,066	208,462	Level 3	1:1	293,774	(293,774)
EUR Contracts	56,004	22 April 2026	7,675	64,670	Level 3	1:1	36,344	(36,344)
USD Contracts	133,333	16 September 2020	246,062	394,975	Level 3	1:1	61,424	(61,424)
USD Contracts	46,670	22 April 2026	9,893	—	Level 3	1:1	15,215	(15,215)
USD Contracts	18,668	22 April 2026	21,581	9,234	Level 3	1:1	13,436	(13,436)
Cross currency swap contracts
CNY Contracts	189,107	22 April 2026	50,171	53,583	Level 2	1:1	19,172	(19,172)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair values
Currency	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	500,000	23 October 2025	208,462	627,385	Level 3	1:1	359,400	(359,400)
EUR Contracts	60,000	22 April 2026	64,670	1,078	Level 3	1:1	43,128	(43,128)
USD Contracts	400,000	16 September 2020	394,975	224,560	Level 3	1:1	179,388	(179,388)
USD Contracts	20,000	10 April 2026	9,234	—	Level 3	1:1	13,519	(13,519)
Cross currency swap contracts
CNY Contracts	202,600	22 April 2026	53,583	—	Level 2	1:1	15,600	(15,600)

Movements in the participating cross currency swap contracts for the years ended 31 December 2019 and 31 December 2018 are stated below:

	31 December 2019	31 December 2018
Opening balance	653,142	950,862
Cash flow effect	(582,580)	(612,466)
Total gain/loss:
Gains recognized in profit or loss	424,874	314,746

Closing balance	495,436	653,142

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 433,400 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 56,004 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 224,843 as collateral (31 December 2019: TL 1,495,341) which was the amount exceeding the threshold and the Company transferred EUR 99,473 as collateral to the bank (31 December 2019: TL 661,555) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 833,786 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2019, were this transaction not conducted, derivative financial instruments assets would have been TL 1,679,299 and current borrowings TL 8,462,119.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

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

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2019
Participating cross currency swap contracts	376,920	519,967	(102,693)	(180,974)
Cross currency swap contracts	17,631	16,516	(16,644)	(18,114)

Cash Flow sensitivity (net)	394,551	536,483	(119,337)	(199,088)

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2018
Participating cross currency swap contracts	937,845	9,455	(360,596)	(259,066)
Cross currency swap contracts	31,584	320	1,452	4,765

Cash Flow sensitivity (net)	969,429	9,775	(359,144)	(254,301)

36.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2019	2018
Trade receivables	19	3,282,134	2,588,979
Contract assets	21	944,260	715,441
Receivables from financial services	20	2,442,258	4,202,941
Cash and cash equivalents (*)	24	10,238,584	7,419,095
Participating cross currency swap and FX swap contracts	35	845,513	1,356,062
Other current assets (**)	23	99,882	287,469
Financial asset at fair value through profit or loss		5,368	9,409
Financial asset at fair value through other comprehensive income	25	345,602	42,454
Due from related parties	39	4,477	13,533

		18,208,078	16,635,383

(*)	Cash in hand is excluded from cash and cash equivalents.
(**)	Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkey, other and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2019 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	11,075,880	383,055	109,594	134,229	74,380	63,995	807,941	299,149	180,029	13,128,252
Loss Allowance	22,884	5,013	8,284	9,497	12,666	11,415	243,399	177,160	137,260	627,578

(*)	Other Assets includes trade receivables, subscriber receivables, other assets, cash and cash equivalent and due from related parties.

Contract assets at 31 December 2019	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	948,950	—	—	—	—	—	—	—	—	948,950
Loss Allowance	4,690	—	—	—	—	—	—	—	—	4,690

Other assets from financial services at 31 December 2019 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	2,126,580	239,942	50,513	25,239	11,345	10,755	200,867	1,524	—	2,666,765
Loss Allowance	15,773	2,780	859	452	5,466	5,036	131,645	1,489	—	163,500

(**)	Other Assets includes trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 1 January 2019 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	8,550,197	211,558	80,337	57,336	42,857	25,363	754,732	272,547	319,298	10,314,225
Loss Allowance	24,864	4,567	5,238	4,900	6,368	6,028	214,893	182,431	281,522	730,811

(*)	Other Assets includes trade receivables, subscriber receivables and other assets.

Contract assets at 1 January 2019	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	722,811	—	—	—	—	—	—	—	—	722,811
Loss Allowance	7,370	—	—	—	—	—	—	—	—	7,370

Other assets from financial services at 1 January 2019 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	2,974,069	469,599	65,999	47,705	24,498	19,394	215,954	—	—	3,817,218
Loss Allowance	25,655	6,767	1,690	1,242	10,793	8,651	145,475	—	—	200,273

(**)	Other Assets includes trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses

Individual receivables, which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	Significant financial difficulties of the customer

•	Probability that the customer will enter bankruptcy or financial reorganization, and

•	Default or delinquency in payments

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

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2019 Contract Asset	31 December 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	1,105	376,107
Amounts collected	—	(147,858)
Transfer	(3,785)	3,785
Receivables written off during the year as uncollectible	—	(346,049)
Exchange differences	—	10,782

Closing balance	4,690	627,578

	31 December 2018 Contract Asset	31 December 2018 Other Asset
Opening balance	5,128	661,928
Provision for impairment recognized during the year	2,242	416,557
Amounts collected	—	(166,641)
Unused amount reversed (*)	—	(73,023)
Receivables written off during the year as uncollectible	—	(118,553)
Exchange differences	—	10,540
Disposal of subsidiaries	—	3

Closing balance	7,370	730,811

(*)

The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016. Transferred doubtful receivables comprise of balances that the Company started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2019	31 December 2018
Opening balance	200,273	125,943
Provision for impairment recognized during the year	245,365	190,509
Amounts collected	(135,862)	(96,278)
Receivables written off during the year as uncollectible	(147,067)	—
Exchange differences	791	—
Unused amount reversed (*)	—	(19,901)

Closing balance	163,500	200,273

(*)

The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

•	all non-derivative financial liabilities, and

•	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2019							31 December 2018
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	2,415	(2,587)	(1,329)	(1,258)	—	—	—	4,180	(4,712)	(1,272)	(1,209)	(2,231)	—	—
Unsecured bank loans	12,804,467	(13,688,718)	(4,246,288)	(2,586,232)	(1,338,152)	(3,684,289)	(1,833,757)	13,526,847	(14,353,989)	(4,354,548)	(2,065,424)	(3,587,398)	(2,503,531)	(1,843,088)
Debt securities issued	5,965,790	(8,446,514)	(318,861)	(168,861)	(337,723)	(1,013,168)	(6,607,901)	5,210,562	(7,733,943)	(228,838)	(149,564)	(299,128)	(897,385)	(6,159,028)
Lease liabilities	1,533,055	(2,456,542)	(382,558)	(261,285)	(406,413)	(662,767)	(743,519)	1,413,956	(2,497,426)	(372,682)	(273,273)	(410,826)	(666,760)	(773,885)
Trade and other payables*	2,728,485	(2,789,258)	(2,694,568)	(94,690)	—	—	—	2,372,512	(2,440,300)	(2,440,300)	—	—	—	—
Due to related parties	12,082	(12,082)	(12,082)	—	—	—	—	45,331	(45,331)	(45,331)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 28)	359,554	(594,020)	—	—	—	—	(594,020)	358,304	(526,090)	—	—	—	(526,090)	—
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	86,617	(139,936)	(46,104)	(14,625)	(25,514)	(49,492)	(4,201)	165,265	97,761	55,377	—	12,960	14,522	14,902
Buy		8,577,016	6,947,440	130,640	254,156	708,073	536,707		3,444,271	2,519,383	—	193,800	249,288	481,800
Sell		(8,716,952)	(6,993,544)	(145,265)	(279,670)	(757,565)	(540,908)		(3,346,510)	(2,464,006)	—	(180,840)	(234,766)	(466,898)

TOTAL	23,492,465	(28,129,657)	(7,701,790)	(3,126,951)	(2,107,802)	(5,409,716)	(9,783,398)	23,096,957	(27,504,030)	(7,387,594)	(2,489,470)	(4,286,623)	(4,579,244)	(8,761,099)

*	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties-current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—

	202,977	1,303,763	—

Foreign currency denominated liabilities
Loans and borrowings-non-current	(351,444)	(577,675)	(192,367)
Debt securities issued-non-current	(923,188)	—	—
Lease obligations-non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings-current	(402,507)	(385,371)	(44,880)
Debt securities issued-current	(55,060)	—	—
Lease obligations-current	(725)	(5,178)	—
Trade and other payables-current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—

	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments (*)	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367

Net exposure	80,009	(13,608)	(3,435)

(*)

The Company designated EUR 145,105 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 31 December 2019, the Company has USD 129,825 net foreign currency position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	—
Financial asset at fair value through other comprehensive income	—	7,043	—
Due from related parties-current	1,965	223	—
Trade receivables and contract assets	15,786	52,140	—
Other current assets	70,710	18,977	—
Cash and cash equivalents	786,322	384,800	—

	875,005	463,194	—

Foreign currency denominated liabilities
Loans and borrowings-non-current	(481,438)	(748,142)	(224,519)
Debt securities issued-non-current	(921,102)	—	—
Lease obligations-non-current	(4,719)	(24,068)	—
Other non-current liabilities	(68,107)	—	—
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	—	—
Lease obligations-current	(2,951)	(8,223)	—
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	—

	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,082,036	811,167	202,600

Net exposure	(201,717)	(62,665)	(121,716)

Exposure to currency risk

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

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis (continued)

A 10% strengthening/weakening of the TL, UAH, BYN against the following currencies as at 31 December 2019 and 31 December 2018 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	47,527	(47,527)	—	—
2- Hedged portion of USD risk (-)	—	—	(6,135)	6,135

3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	—	—
5- Hedged portion of EUR risk (-)	—	—	(39,558)	39,558

6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379

Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(106,121)	106,121	—	—
2- Hedged portion of USD risk (-)	—	—	(9,596)	9,596

3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	—	—
5- Hedged portion of EUR risk (-)	—	—	(23,613)	23,613

6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)

Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Interest rate risk

As at 31 December 2019 and 2018 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2019		31 December 2018
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Variable rate instruments
USD floating rate loans	29	4.4%	(4,478,622)	4.3%	(4,589,157)
EUR floating rate loans	29	2.2%	(5,638,725)	2.1%	(6,975,890)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2019 and 2018:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2019
Variable rate instruments (financial liability)	(225,528)	225,528	—	—

Cash flow sensitivity (net)	(225,528)	225,528	—	—

31 December 2018
Variable rate instruments (financial liability)	(234,196)	234,196	—	—

Cash flow sensitivity (net)	(234,196)	234,196	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

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

As at and for the year ended 31 December 2019

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

	Fair value at			Inputs
	31 December 2019	31 December 2018	Unobservable Inputs	31 December 2019	31 December 2018	Relationship of unobservable inputs to fair value
Contingent consideration	359,554	358,304	Risk-adjusted discount rate	5.2% - 6.1%	9.5%	An increase/decrease in the discount rate by 100 bps would change FV by TL (28,622) and TL 31,460, respectively.
			Expected settlement date	in instalments between 2026-2030	first quarter of 2023	If expected settlement date increase/decrease by 1-year, FV would change by TL (19,588) and TL 20,720, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2019 and 31 December 2018 are stated below:

	2019	2018
Opening balance	358,304	323,691
Gains recognized in profit or loss	1,250	34,613

Closing balance	359,554	358,304

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 25.

Financial liabilities:

As at 31 December 2018, fair values of financial liabilities not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature.

As at 31 December 2019, for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

As at 31 December 2019, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 29), is TL 3,058,366(31 December 2018: TL 2,380,855).

As at 31 December 2019, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 29), is TL 2,961,300(31 December 2018: TL 2,329,011).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Guarantees and purchase obligations

At 31 December 2019, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 819,508 (31 December 2018: TL 1,353,789). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,842,015 at 31 December 2019 (31 December 2018: TL 6,530,374).

38.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25-year license for the provision of GSM services for a license fee of USD 500,000.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. The Company acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. According to the agreement, the Company has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License

The 4.5G licensing process is finalized by the signing of the IMT License Commitments Document by the Company, whereby, ICTA granted the Company a 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, the Company started to provide 4.5G services on 1 April 2016.

Belarusian Telecom:

Belarusian Telecom owns a license, issued on 28 August 2008, for a period of 10 years, which was valid till 28 August 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from 1 March 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements until the end of 2019. As of 31 December 2019, the Group considers that terms and obligations of the license agreement has been met.

lifecell:

lifecell owns eleven activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of 31 December 2018, lifecell owned 27 frequency use licenses for IMT (LTE-2600, LTE-1800, IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800. Wi-fi and microwave Radio relay and Broadband Radio

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

License Agreements (continued)

Access, which are regional and national. Licenses for IMT (LTE-2600, LTE-1800) and GSM-1800 were issued on 4G tenders, held in Q1’2018. Additionally, lifecell holds a specific number range - three NDC codes for mobile networks, twenty two permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

Our affiliate, Inteltek, on which the Company holds 55% of its shares, has been incorporated in order to establish and operate central system for games of chance through multi-access electronic platforms.

Inteltek operated games of chance and assigned mobile sub agencies to operate the fixed odds and paramutual betting games basing on the agreements executed with Spor Toto. The term of the agreement executed between Spor Toto and Inteltek has been expired on 29 August 2019. In this context, activities of Inteltek ceased on 29 August 2019.

As at 31 December 2019, Inteltek provided to Spor Toto letters of guarantee amounting TL 25,000 (31 December 2018: TL 184,752).

Subsequent to year end, the Company signed a binding termsheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek (Note 42).

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for the Installation and Operation of a Digital, Cellular and, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus, effective from 1 August 2007, and replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18-year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900 and GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license. In 2012, Kibris Telekom acquired Internet Service Provider and Infrastructure establishment and operation licenses.

Lifecell Digital:

In December 2018, Lifecell Digital acquired an infrastructure license in order to operate as an Internet Service Provider in Turkish Republic of Northern Cyprus.

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. The hearing was held in this case and it is expected that the court will grant a decision. In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted our appeal and decided to reverse the first instance court decision in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding our Company’s request to restructure the cases filed for the year 2011, the court decided in favor of the Company (decision has not been notified to the Company yet) and since the mentioned case will affect these cases, finalization of the respective decision should be waited.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as less than probable on aforementioned transactions, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

b)	Disputes on SCT and VAT for the years 2015, 2016 and 2017

Turkish telecom sector players including the Company have been subjected to a limited tax audit with respect of VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, certain bundle offers and services offered by the Company are subject to dispute by the tax authority for 2016.

As of 31 December 2019, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company.

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 85,125 in total, of which SCT amounting to TL 34,050 and penalty amounting to TL 51,075 based on the claim stated on Tax Investigation Reports prepared for the year 2015, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors.

Tax investigation closing minute has been signed for the year 2016 and the Tax Investigation Reports delivered for the year 2016. Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 61,733 in total, of which SCT amounting to TL 24,693 and penalty amounting to TL 37,040 based on the claim stated on Tax Investigation Reports prepared for the year 2016.

As a result of the settlement made with Tax Authority, an amount included late payment interest was settled as TL 199,000 for assessments above. Settled amount has been paid within the legal term and assessments were closed in 2019.

The investigation regarding SCT for prepaid card sales made by the distributors for the year 2017 is still ongoing.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. With this decision The Competition Board rejected the claims that the Company determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. The appeal process is ongoing.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to 3 times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The reasoned decision was notified to the Company. The plaintiff appealed the case before Regional Administrative Court. The Company replied to plaintiff’s appeal request in due time. The appeal process, before Regional Administrative Court, is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The reasoned decision was received to the Company on 12 June 2019. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. Subsequently, the Competition Authority accepted some of the claims of the Company and reduced the administrative fine to 61,294 TL with its decision. Short decision was notified to the Company. The reasoned decision was also notified to the Company. All necessary legal actions shall be taken against this decision in legal term. Following this decision, in the case filed for the cancellation of the Competition Board administrative fine of 91,942 TL, the court decided that there is no need to render a decision because of devoid of essence.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

Ministry of Trade Administrative Fine

The Ministry of Trade prepared a report upon the investigation initiated against the Company regarding subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for a stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based on the aforementioned Ministry report, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. The Court rejected the stay of execution request of the Company. The Company objected to the decision, objection was rejected. The hearing was held on 17 September 2019. The Court accepted the case in favor of the Company and cancelled the administrative fine. İstanbul Governorship appealed the case before Regional Administrative Court. The Company replied to the appeal request in due time.

Based on management opinion, the probability of an outflow of resources embodying economic benefits is less than probable, and thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

Other ongoing lawsuits and tax investigations

In addition to the aforementioned SCT investigation for prepaid card sales, the following tax and treasury share investigations in the Company have commenced: (i) for 2017 fiscal year regarding SCT for other transactions, (ii) 2018 fiscal year regarding SCT, Corporate Income Tax and Value Added Tax and, (iii) treasury share investigation regarding July-August-September 2019 period.

Subject	31 December 2019 Anticipated Maximum Risk (excluding accrued interest)	31 December 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2019 Provision	31 December 2018 Provision
Other Disputes	18,763	—	—	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. JSC Kazakhtelecom presented its claim. The arbitration proceeding is in a very early stage.

Based on management opinion, an outflow of resources embodying economic benefits for the cases above mentioned is deemed to be less than probable, and thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

Due to probability of an outflow of resources embodying economic benefits with regards to notification of Information and Communication Technologies Authority for wireless fee related to 2018 fiscal year; based on management opinion in accordance with the relevant legislation while reserving right to take legal action, totally TL 128,429 paid in November 2019 with reservation for 2018 and 2019 fiscal years and legal actions has been taken. This payment is reflected in current year income statement.

39.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2019 and 2018.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2019	31 December 2018	31 December 2017
Short-term benefits	78,775	80,868	62,187
Termination benefits	56,720	121	604
Share based payments	6,247	11,473	12,509
Long-term benefits	653	755	548

	142,395	93,217	75,848

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	31 December 2019	31 December 2018
Due from related parties
Telia Carrier Germany GmbH (“Telia Carrier”)	3,588	1,741
Emt Estonia (“Emt”)	110	99
Vimpelcom OJSC (“Vimpelcom”)	—	9,138
Kyivstar GSM JSC (“Kyivstar”)	—	210
Other	779	2,345

	4,477	13,533

There is no net of allowance for doubtful receivables of due from related parties at 31 December 2019 (31 December 2018: None).

Due from Telia Carrier, Emt, Vimpelcom and Kyivstar are resulting from telecommunications services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

	31 December 2019	31 December 2018
Due to related parties
Turkcell Vakfı	9,145	39,544
Sofra	1,942	—
Telia	331	469
Kyivstar GSM JSC (“Kyivstar”)	—	3,591
Wind Telecomunicazioni S.P.A. (“Wind”)	—	886
Teliasonera International Carrier Switzerland Ag	—	523
Other	664	318

	12,082	45,331

Due to Sofra mainly resulting from meal coupon and card services received.

Due to Telia, Kyivstar and Wind mainly resulting from telecommunications services received.

The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 36.

The following transactions occurred with related parties:

	2019	2018	2017
Revenue from related parties
Sales to Sonera Holding
Revenue from sales of discontinued operations (Note 16)	772,436	—	—
Sales to Kyivstar (*)
Telecommunications services	27,050	52,946	30,875
Sales to Telia Carrier
Telecommunications services	12,934	7,941	10,020
Sales to Vimpelcom (*)
Telecommunications services	6,191	5,418	7,230
Sales to Azercell Telecom LLC (“Azercell”) (**)
Telecommunication services	—	256	1,583
Sales to other related parties	7,004	7,920	11,324

	825,615	74,481	61,032

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

	2019	2018	2017
Related party expenses
Charges from Kyivstar (*)
Telecommunications services	40,210	77,174	49,178
Charges from Sofra
Meal coupons and cards	8,874	—	—
Charges from Telia Carrier
Telecommunications services	7,503	6,047	3,120
Charges from Vimpelcom (*)
Telecommunications services	1,228	2,751	10,853
Charges from Wind (*)
Telecommunications services	274	4,812	—
Charges from Turkcell Vakfı
Donation	—	44,247	—
Charges from Azercell (**)
Telecommunications services	—	79	734
Charges from Hobim (***)
Invoicing and archiving services	—	—	16,993
Charges from other related parties	2,000	9,799	17,001

	60,089	144,909	97,879

(*)	Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019,
(**)	Transactions with Azercell include transactions until 5 March 2018,
(***)	Transactions with Hobim include transactions until 20 June 2017.

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Hobim:

The Company had entered into invoice printing and archiving agreements with Hobim under which Hobim provided the Company with monthly invoice printing services, managed the archiving of invoices and subscription documents. Prices of the agreements were determined through the evaluation of alternative proposals.

Transactions with Vimpelcom:

Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia Carrier:

Telia Carrier, a subsidiary of Telia, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

Transactions with Azercell:

Azercell, a subsidiary of Telia, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Turkcell Vakfı:

On 11 October 2018, Turkcell Vakfı, was incorporated for rendering social responsibility and donation transactions.

Transactions with Wind:

Wind, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Sofra:

Sofra, a joint venture entity of Turkcell Odeme, BELBİM Elektronik Para ve Ödeme Hizmetleri A.Ş. and Posta ve Telgraf Teşkilatı A.Ş. (“PTT”) is providing services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card in vehicle payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, while subsidiaries, associates and a joint venture of the Company as at 31 December 2019 and 31 December 2018 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	31 December 2019 (%)	31 December 2018 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani Digital BV (*)	Netherlands	Internet search engine and browser services	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries (continued)

			Effective Ownership Interest
Associates Name	Country of Incorporation	Business	31 December 2019 (%)	31 December 2018 (%)
Fintur (Note 16)	Netherlands	Telecommunications investments	—	41
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19

			Effective Ownership Interest
Joint Venture Name	Country of Incorporation	Business	31 December 2019 (%)	31 December 2018 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*)

On 13 May 2019, the Company signed a share purchase agreement to acquire 100% of the shares of Yaani Digital BV (formerly“NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date on which all identifiable assets acquired and liabilities assumed is expected to be realized in 2020. As of 31 December 2019, TL 65,263 was paid (Note 23). The outstanding payments are expected to be completed by the end of 2020, depending on the seller’s fulfillment of its obligations under the share purchase agreement.

Details of non-wholly owned subsidiaries that have material non-controlling interests in the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2019	31 December 2018	31 December 2019	31 December 2018	31 December 2019	31 December 2018

Inteltek	Turkey	45.00%	45.00%	30,182	105,112	36,307	131,506
Individually immaterial subsidiaries with non –controlling interest				21	51,158	148	304

				30,203	156,270	36,455	131,810

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries (continued)

Inteltek

	31 December 2019	31 December 2018
Current assets	84,896	403,427
Non-current assets	6,516	9,043
Current liabilities	6,286	115,080
Non-current liabilities	4,444	5,154
Equity attributable to owners	80,682	292,236

	2019	2018
Revenue	141,783	208,239
(Expenses) / Income (net)	(74,711)	(93,133)
Gain on Sale of Investments	—	118,476

Profit for the year	67,072	233,582

Other comprehensive income/(loss) for the year	640	179
Dividend paid to non-controlling interests	(125,027)	(31,283)
Net cash (outflow)/inflow from operating activities	(63,238)	31,380
Net cash inflow from investing activities	20,001	158,946
Net cash outflow from financing activities	(277,837)	(69,518)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	14,979	56,949

Net cash (outflow)/inflow	(306,095)	177,757

The Company signed a binding term sheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek (Note 42).

41.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2019	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)
Cash inflows	(311,649)	(29,060,490)	—	(29,372,139)	1,924,363	(27,447,776)
Cash outflows	563,241	32,003,647	1,215,320	33,782,208	(1,101,876)	32,680,332
Other non-cash movements	(1,006,820)	(2,219,012)	(1,334,419)	(4,560,251)	(1,254,388)	(5,814,639)

Balance at 31 December 2019	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2018	(1,875,521)	(10,537,908)	(122,720)	(12,536,149)	871,288	(11,664,861)
Increase in lease obligations (IFRS 16)	—	—	(1,036,380)	(1,036,380)	—	(1,036,380)
Cash inflows	(2,188,313)	(43,728,604)	—	(45,916,917)	1,054,345	(44,862,572)
Cash outflows	432,140	44,339,377	1,164,879	45,936,396	(710,522)	45,225,874
Other non-cash movements	(1,578,868)	(3,603,892)	(1,419,735)	(6,602,495)	(24,314)	(6,626,809)

Balance at 31 December 2018	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

42.	Subsequent events

The Company signed a binding term sheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek including all rights and liabilities to the other shareholder of Inteltek, Intralot Iberia Holding SAU. The respective transaction is expected to be completed within the first half of 2020, once the final share sale and purchase agreement (“SPA”) is signed and necessary legal approvals are obtained. The final value of the transaction will be determined based on IFRS net book value of Inteltek and no material impact is expected on our financial statements.

The Company has decided to prepay the loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amount to EUR 148.4 million and USD 166.7 million, were performed on 23 March 2020.

Lifecell Dijital Servisler ve Çözümler A.Ş., which is 100% owned by Company’s subsidiary Turktell

Bilişim Servisleri A.Ş., has been incorporated with a capital of TL 100. The company was registered on

28 February 2020 and its announcement was completed on the same day. The company will develop digital services, solutions and products.

As per the resolution issued by CMB dated 5 March 2020, Nail Olpak, Afif Demirkĺran and Tahsin Yazar

have been appointed to the Company’s Board as independent board members to replace Ahmet Akça,

Atilla Koç and Mehmet Hilmi Güler, who have been serving as independent board members at the

Company since 11 March 2013. Those newly appointed board members will serve until new independent members are selected by the Company’s general assembly in accordance with the relevant legislation or other members are appointed by Capital Markets Board.

The marketing partnership between Turkcell Europe, the Company’s subsidiary operating in Germany, and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, will end on 30 April 2020 pursuant to the respective agreement.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to be spread throughout Turkey and the world. The impact from the rapidly changing market and economic conditions due to the COVID-19 outbreak is uncertain and will impact our business, consolidated results of operations, and financial condition in the future. While we have not incurred significant disruptions thus far from the COVID-19 outbreak, we are unable to accurately predict the impact that COVID-19 will have due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, actions that may be taken by governmental authorities, the impact to the business of our clients and other factors. We will continue to evaluate the nature and extent of the impact to our business, consolidated results of operations, and financial condition.