Form 20-F
period 2020-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2021-04-26
CIK 1071321

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 26, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Exact Name of Registrant as Specified in Its Charter)

TURKCELL
(Translation of Registrant's Name into English)

Republic of Turkey (Jurisdiction of Incorporation or Organization)	Mr. Ali Serdar Yagci
Telephone: +90 212 313 18 88
Facsimile: +90 216 504 4058
Turkcell Kucukyali Plaza
Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe
Istanbul, Turkey
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)	Turkcell Kucukyali Plaza Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe Istanbul, Turkey (Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) ofthe Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares Nominal Value TRY 1.000*	TKC	New York Stock Exchange New York Stock Exchange
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.    ☐

*
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

INTRODUCTION

        This is the 2020 annual report for Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey. The "Company", "we", "us", "our", "Group" and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

        Our audited Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to "TL", "TRY" and "Turkish Lira" are to the Turkish Lira, and references to "$", "U.S. Dollars", "USD", "U.S. $" and "cents" are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to "Turkey" or the "Republic" are to the Republic of Turkey.

        Statements regarding total market size in Turkey are based on the Information and Communication Technologies Authority's ("ICTA") or operators' announcements, and statements regarding penetration are based on the Turkish Statistical Institute's ("TUIK") announcements pertaining to the Turkish population.

        References to the Information and Communication Technologies Authority or the ICTA include its predecessor entity, the Telecommunications Authority.

        We have not independently verified the information in industry publications or market research, although management believes the information contained therein to be reliable. We do not represent that this information is accurate.

        The methodology for calculating performance measures such as subscriber numbers, average revenue per user ("ARPU") and churn rates varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that would probably result from the use of a single methodology. In addition, subscriber numbers in the mobile communications sector may be difficult to calculate as a result of individuals having more than one SIM card, or SIM cards being removed due to periods of inactivity. The differing methodologies for calculating these performance indicators make it difficult to draw comparisons between these figures for, and to determine the relative market share of, different mobile operators.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", or similar statements.

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

  •
  instability in the political environment and/or downturn in the economy, as well as volatile international markets in Turkey and/or internationally;

  •
  the continuing impact of the COVID-19 pandemic on the Company and Turkish economy;

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

  •
  interests in several companies that may expose us to various economic, business, political, social, financial, regulatory and legal risks and may not provide the benefits that we expect;

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

  •
  our major shareholder has recently changed;

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

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

3.A Selected Financial Data

        Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2020 and 2019 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2020 ("Annual Consolidated Financial Statements") included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", our audited consolidated statement of financial position as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes appearing elsewhere in this annual report.

        The following table presents our selected consolidated statements of profit or loss, financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2020, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2020 and as of the respective years.

	2020	2019	2018	2017	2016
	(TRY millions, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB Consolidated Statement of Profit or Loss Data
Total revenue(1)	29,103.7	25,137.1	21,292.5	17,632.1	14,285.6
Total cost of revenue(2)	(20,336.1)	(17,083.5)	(14,146.0)	(11,350.2)	(9,236.6)
Total gross profit	8,767.7	8,053.7	7,146.5	6,281.9	5,049.0
Other income	96.6	140.7	241.4	74.4	78.6
Administrative expenses	(749.6)	(779.8)	(673.4)	(645.2)	(721.8)
Selling and marketing expenses	(1,373.0)	(1,555.2)	(1,626.7)	(2,005.4)	(1,910.9)
Net impairment losses on financial and contract assets	(349.6)	(338.9)	(346.4)	—	—
Other expenses	(619.8)	(487.3)	(381.5)	(773.3)	(312.8)
Operating profit	5,772.3	5,033.3	4,359.9	2,932.4	2,181.9
Finance income	2,119.5	297.5	1,677.1	597.2	618.3
Finance costs	(3,251.2)	(2,025.1)	(3,364.1)	(920.1)	(791.1)
Net finance costs(3)	(1,131.7)	(1,727.7)	(1,687.0)	(322.9)	(172.8)
Share of loss of equity accounted investees	(13.8)	(15.7)	(0.1)	—	—
Profit before income tax	4,626.8	3,289.9	2,672.8	2,609.5	2,009.1
Income tax expense	(387.2)	(785.6)	(495.5)	(571.8)	(423.2)
Profit from continuing operations	4,239.6	2,504.3	2,177.3	2,037.8	1,586.0
Gain/(loss) from discontinued operations(4)	—	772.4	—	—	(42.2)
Total profit for the year	4,239.6	3,276.7	2,177.3	2,037.8	1,543.8
Attributable to:
Owners of the Company	4,237.1	3,246.5	2,021.1	1,979.1	1,492.1
Non-controlling interests	2.5	30.2	156.3	58.6	51.7
Total profit for the year	4,239.6	3,276.7	2,177.3	2,037.8	1,543.8
Basic and diluted earnings per share—from continuing operations(5)	1.94	1.14	0.93	0.90	0.68
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	11,860.6	10,238.7	7,419.2	4,712.3	6,052.4
Total assets	51,498.4	45,715.0	42,765.3	33,982.5	31,600.2
Long-term debt(6)	16,353.7	12,677.4	13,119.6	8,258.0	6,935.1
Total debt(7)	21,586.4	20,305.7	20,155.5	12,536.1	9,781.2
Total liabilities	30,713.5	27,632.0	26,711.7	18,937.4	15,531.8
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity	20,784.9	18,082.9	16,053.6	15,045.1	16,068.4
Weighted average number of shares(8)	2,183,106,193	2,183,922,483	2,184,750,233	2,193,184,437	2,193,184,437

	2020	2019	2018	2017	2016
	(TRY millions, except share data and certain other data)
Consolidated Cash Flows Data
Net cash inflow from operating activities	13,092.8	9,026.6	5,829.9	3,101.3	607.1
Net cash outflow from investing activities	(6,780.6)	(3,027.3)	(4,535.6)	(3,304.6)	(2,976.7)
Net cash (outflow)/ inflow from financing activities	(4,267.8)	(3,478.0)	(534.4)	(1,566.7)	4,839.0
Other Financial Data
Dividends declared(9)(10)	2,585.8	811.6	1,010.0	1,900.0	3,000.0
Dividends per share (declared)(10)	1.18	0.37	0.46	0.86	1.36
Gross margin(11)	30%	32%	34%	36%	35%
Adjusted EBITDA(12)	12,270.3	10,426.4	8,788.0	6,228.3	4,619.5
Capital expenditures(13)	9,078.9	7,224.7	7,643.0	4,087.4	3,494.4

(1)
Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services, call center revenues, and revenue and commission fees on betting business (Note 5). Commission fees on betting business was last recorded in 2019 while revenue from betting business was last recorded in 2018. These businesses were divested in the years mentioned.

(2)
Total cost of revenue includes depreciation and amortization charges, cost of goods sold, payments for the Treasury share (the amount paid to the government under our license) and universal service fund, interconnection and termination expenses, employee benefit expenses, radio costs, frequency expenses, transmission costs, roaming expenses, and cost of revenue from financial services, (Note 10).

(3)
As at December 31, 2020, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss. The Company has presented financials as of December 31, 2020, 2019, 2018, 2017 and 2016 accordingly for which the gross amount is TRY 282.0 million, TRY 316.9 million, TRY 255.0 million, TRY 221.2 million and TRY 343.3 million, respectively.

(4)
As of October 1, 2016, Fintur was classified as held for sale and reported as discontinued operations, and on December 12, 2018 the Group signed the definitive agreement to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. The transfer was completed on April 2, 2019 for a final value of TRY 2,229.6 million (EUR 352.9 million) (Note 16). Gain on sale of the associate amounting to TRY 772.4 million has been recognized under gain from discontinued operations.

(5)
2020, 2019, 2018, 2017 and 2016 EPSs are computed over the "Weighted average number of shares".

(6)
Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.

(7)
Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.

(8)
In line with our Company's share buyback decisions on July 27, 2016, January 30, 2017 and March 24, 2020, we purchased a total of 16,893,807 shares at a price range of TRY 8.92 to TRY 12.35 between 2016 and 2020 at a total transaction amount of TRY 180.2 million. Specifically for the year 2020, the transaction amount was TRY 9,994 thousand, reflecting the purchase of 816,290 shares at a price range of TRY 12.09 to TRY 12.35. Treasury shares are deducted from Equity (Notes 26 and 27).

(9)
The dividend paid in 2017 was related to the years 2010 through 2016. TRY 1,900.0 million dividend paid in 2018 relating to the year 2017 was approved by the Annual General Meeting

  ("AGM") on March 29, 2018 and paid in three installments. The dividend paid amounting to TRY 1,010.0 million in 2019 relating to the year 2018 was approved by the AGM on September 12, 2019, and paid on October 31, 2019. The dividend paid relating to the year 2019 amounting to TRY 811.6 million in 2020 was approved by the AGM on October 21, 2020, and paid on November 30, 2020. The dividend relating to the year 2020 amounting to TRY 2,585.8 million was approved by the AGM on April 15, 2021 which will be paid in three installments.

(10)
Dividends per share were computed over 2,200,000,000 shares.

(11)
Gross margin is calculated as total gross profit divided by total revenue.

(12)
Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below.

(13)
Capital expenditure in 2018, 2019 and 2020 includes the impact of IFRS15 and IFRS16 adjustments amounting to TRY 3,000.5 million, TRY 2,441.5 million and TRY 3,365.4 million, respectively.

Non-IFRS measures

        Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month in monitoring our financial performance. Net income is also considered by our management as an indicator of our overall business performance, which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance, or cash flow from operations as a measure of liquidity.

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

        We compensate for these limitations by relying primarily on our results under IFRS and using Adjusted EBITDA measures only supplementally. See "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements contained elsewhere in this annual report.

        The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(Million TRY)
Profit for the year	4,239.6	3,276.7	2,177.3	2,037.8	1,543.8
Gain or (loss) from discontinued operations	—	772.4	—	—	(42.2)
Income tax expense	(387.2)	(785.6)	(495.5)	(571.8)	(423.2)
Consolidated profit before income tax	4,626.8	3,289.9	2,672.8	2,609.5	2,009.1
Share of loss of equity accounted investees	(13.8)	(15.7)	(0.1)	—	—
Depreciation and amortization	(5,974.8)	(5,046.6)	(4,288.0)	(2,597.0)	(2,203.3)
Other operating (expense), net	(523.3)	(346.6)	(140.1)	(698.9)	(234.2)
Net finance (costs)	(1,131.7)	(1,727.7)	(1,687.0)	(322.9)	(172.8)
Adjusted EBITDA	12,270.3	10,426.4	8,788.0	6,228.3	4,619.5

        The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2020	2019	2018
Industry Data
Population of Turkey (in millions)(1)	83.6	83.2	82.0
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	22.0	20.4	18.8
Number of mobile M2M subscribers at end of period (in millions)	2.8	2.6	2.4
Superbox subscribers at end of period (in thousands)(4)	591.2	323.2	33.5
Number of mobile prepaid subscribers at end of period (in millions)(3)	11.5	12.4	14.9
Number of fiber subscribers at end of period (in thousands)	1,664.3	1,484.7	1,385.6
Number of ADSL subscribers at end of period (in thousands)	707.6	719.1	905.6
Number of IPTV subscribers at end of period (in thousands)	871.3	719.7	613.4
Total Turkcell Turkey subscribers at end of period (in millions)	36.7	35.7	36.7
Total Turkcell Group subscribers at the end of period (in millions)(5)	47.9	46.7	48.9
Mobile average monthly revenue per user (in TRY)(6)	45.5	39.8	33.9
Postpaid	59.1	56.5	48.3
Postpaid (excluding M2M)	67.0	64.3	55.0
Prepaid	21.8	18.3	16.9
Fixed residential average monthly revenue per user (in TRY)(6)	69.6	63.2	55.2
Mobile average monthly minutes of use per subscriber(7)	518.7	415.3	359.5
Mobile churn (monthly)(8)	2.3%	2.7%	2.1%
Fixed churn (monthly)(9)	1.9%	2.1%	1.8%
Number of Turkcell employees at end of period	4,028	4,060	4,065
Number of employees of consolidated subsidiaries at end of period(10)	24,675	21,813	20,120

(1)
The population of Turkey for 2020, 2019 and 2018 is based on TUIK's announcements.

(2)
For a discussion of how these metrics affect our revenues, please see "Item 5A. Operating Results,—VI. Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019—a. Total Revenue".

(3)
Subscriber numbers do not include subscribers in Ukraine, Belarus, and the Turkish Republic of Northern Cyprus.

(4)
Superbox subscribers are included in the number of mobile subscribers.

(5)
Subscriber numbers include subscribers in Ukraine, Belarus, and the Turkish Republic of Northern Cyprus.

(6)
We calculate average revenue per user ("ARPU") using the weighted average number of our mobile or fixed subscribers, as relevant, in Turkey during the period.

(7)
Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve. We historically recorded revenues generated through TV business under Turkcell Superonline and presented its ARPU within fixed residential ARPU. As announced, our TV business has become a standalone subsidiary. In order to reflect this change in our organization, as of the third quarter of 2020, we have reclassified mobile TV ARPU from fixed residential ARPU to mobile ARPU. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included in fixed residential ARPU. For comparability purposes, we provide ARPU data for the last three years, revised to reflect this change.

(8)
Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define "average number of subscribers" as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See "Item 4.B. Business Overview—V. Churn" for information concerning subscriber disconnection policy, changes in the policy and change in presentation as of the third quarter of 2019 and as of 2020.

(9)
Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define "average number of subscribers" as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between fiber and ADSL.

(10)
See "Item 6.D. Employees" for information concerning our consolidated subsidiaries.

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

        In our conventional Turkish telecommunications market, we currently face price competition on telecommunication services, in particular from two other operators, Vodafone Telekomunikasyon A.S. ("Vodafone") and Turk Telekomunikasyon A.S. ("Turk Telekom"). In 2018, following a default by Oger Telecom on the bank loans it used to finance its stake in Turk Telekom, Oger Telecom's 55% stake was transferred to a special purpose company established by the creditor banks. The creditor banks have announced the launch of a sale process for their stake in September 2019. We cannot predict how this situation will be resolved or whether there will be changes in its strategy or ownership in the meantime.

The outcome of this situation could have a significant impact on the competitive environment in which we operate. More generally, we expect to experience continued price driven competition in our main markets. If we do not respond effectively to this competition, the growth of our business and our financial condition may be negatively affected.

        A key element of our strategy is to offer digital services. As a result, we find ourselves increasingly in competition with companies that specialize in the development of internet applications and services (namely "over-the-top", or "OTT" services). The leading companies in these businesses have the advantage of operating in relatively lightly regulated environments and are generally global entities (WhatsApp, YouTube, Spotify, Netflix, etc.), while our Company is, as of today, primarily a Turkey-based telecom company with a smaller global footprint operating in a heavily regulated market. Most of these global players have entered the Turkish market, thereby creating a highly competitive environment in these businesses, which may negatively affect the growth of our digital services businesses. Several of these global players' platforms are now offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. Notably, Netflix offers content that they produce locally which competes with the offering of our multi-screen TV platform TV+.

        In addition, newer applications from less well-known developers are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had and are expected to continue to have an adverse impact on our revenues. Furthermore, other "traditional" operators in Turkey also offer such services that they have developed independently or in partnership with global OTTs as part of their offerings, thereby further increasing competition in the local market. Moreover, pirated digital content is provided by multiple online platforms in Turkey, some of which offer a large selection of high-quality content that is readily accessible online and through dedicated apps, which has significantly, and may continue to negatively, affect the demand for the digital content we offer, in particular our TV and music services, which has had and may continue to have an adverse impact on our revenues generated through these services. One of the keys to the competitiveness of our apps is their accessibility through smart phones, which could be adversely affected if their accessibility were not equal to that of competiting apps. As a result of Huawei being placed on a US trade blacklist in 2019, resulting in Google removing the licensed version of its Android mobile operating system from Huawei devices, the development of the mobile apps we offer may become more costly and time-consuming as these will have to be adapted for Huawei's upcoming Harmony app ecosystem.

        In our conventional telecommunications business, in the past, Turkey's principal telecommunications regulator, the ICTA, has interfered with our ability to price our services and respond to competitive pressures. Regulatory actions, in large part from the ICTA, have been a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, such as interconnection rates which have been set asymmetrically and have facilitated increased competition. It is possible that the ICTA may also act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling XDSL from the incumbent operator Turk Telekom and we are dependent on their service quality in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customers and lead to churn of our XDSL subscribers. Competition in the market may also be adversely affected by changes in a number of other areas that are not specific to telecommunications, such as taxes (in particular taxes on our services and on mobile devices), increases in interest rates, depreciation of the Turkish Lira against the U.S. Dollar or Euro, adverse macroeconomic developments and unfavorable changes in consumer behavior. Any one of these could in turn adversely affect the development of our business and consequently, our financial results.

        Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

        In addition to growing our existing business, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities, principally in Turkey and in countries in which we are already present, in order to leverage our experience and technological base in mobile or fixed telecommunications and/or services. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements, branding and know-how support services, digital services cooperation and marketing partnerships. The opportunities that we pursue in some markets, including Turkey, may include services that would be adjacent or complementary to the services that we already offer in such markets.

        Further, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business. Examples of opportunities that we have invested in outside of our traditional telecommunications activities include the following:

  •
  As part of our strategic focus on growing our digital services business, we offer our digital services outside of Turkey to other operators through our subsidiary Lifecell Ventures Cooperatief U.A. ("Lifecell Ventures") and BiP Digital Communication Technologies B.V. ("BiP Digital"), both based in the Netherlands. Lifecell Ventures offers Turkcell's digital communications, entertainment and transactional applications and BiP Digital leads the global sales of our digital communication platform, BiP. Lifecell Ventures' business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. We cannot ensure the commercial success or profitability of this business, which depends on our and our partners' ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through additional digital services commercial agreements and similar agreements, we will face increasing reputational, regulative and commercial risks in those new markets, both directly and through our local partners.

  •
  We are one of the six founding partners with a 19% share of a company named Turkiye'nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. ("TOGG"), established in June 2018 to design, develop and manufacture a range of electric and connected cars and establish a mobility ecosystem. The initial capital agreed upon stands at EUR 500 million, to which all parties have committed to contribute as per the level of their individual stakes. As of April 12, 2021, we have invested TRY 28.5 million as our share of the initial capital, and the total paid-in capital of TOGG stands at TRY 150 million. On December 27, 2019, TOGG showcased its C-SUV model and an example of its C-Sedan model, which are scheduled as the first two models in the product portfolio and on 18 July 2020, construction of the production facility in Gemlik was kicked-off. Our Company acts as the technology partner in this business in which we face new risks, namely in relation to development, technology, manufacturing process as well as financial risks.

  •
  Our subsidiary Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. ("Turkcell Enerji") has been engaged in electricity trading, wholesale and retail sales since 2017 through its electricity supply license from the Turkish Energy Market Regulatory Authority ("EMRA"). This business exposes us to various risks, including regulatory risk and the risk of trading electricity on commercially non-viable terms, the cost of electricity being significantly affected namely by exchange rates, the available supply of natural gas and regulatory actions. Further, the profit margins in this business are currently lower than that of our telecommunications businesses. In addition, as the owned capacity in renewable energy investments of Turkcell Enerji increases, this might bring in additional operational, financial, regulatory and other risks.

  •
  Our subsidiary Turkcell Odeme ve Elektronik Para Hizmetleri A.S. ("Turkcell Odeme" or "Paycell") is one of the founding partners of Sofra Kurumsal ve Odullendirme Hizmetleri A.S. ("Sofra"). Sofra is mainly involved in the provision of services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, as well as vehicle payments and smart keys. The financial success of this company cannot be assured, as its growth is largely dependent on its capacity to penetrate a highly competitive market which is largely controlled by a few key players. Additionally, all three Sofra stakeholders share equal rights, namely in terms of board nominations, and the unanimous consent of the shareholders is required in the context of general assemblies, thereby possibly slowing down the decision-making process and affecting our ability to execute business decisions and take other actions that we consider to be in the best interest of the company.

        We also are involved in various other "techfin" businesses, for example relating to financing and insurance activities, in particular through our Turkcell Finansman A.S. ("Financell" or "Turkcell Finansman") subsidiary.

        Additionally, we have been using our digital platforms more actively, namely our corporate website, our Digital Operator application, the Turkcell My Company app (for corporate curstomers) and their web versions as well as our new initiation of a technology and electronic goods marketplace, Turkcell Pasaj that was launched in December 2020. Growth in digital platforms has expanded our service and products offering which, in return, has brought along logistics and brand perception risks. Any failure in delivering any of these services or products on-time, for which we mainly depend on third-party service providers, may result in customer dissatisfaction, increase customer complaints and impact our brand perception, and result in additional operational, financial, regulatory and other risks.

        New investments may not achieve expected returns or returns that are in line with those of our core business in Turkey, which may result in high value erosion. In many of the markets and businesses in which we have invested, may invest or may increase our investment, it may take several years and significant expenditures to achieve desired profitability, if at all. As a converged player offering multiple telecommunications services, we may consider acquiring fixed operators in certain of the markets in which we operate. Any such acquisition would increase our exposure to the risks associated with these countries and these types of businesses. As a minority shareholder in an investment or a participant in a joint venture, we might encounter difficulties in protecting our shareholder rights. Furthermore, we may face risks in respect of the actions of the other parties in the investment or venture, for example violating anti-corruption laws such as the U.S. Foreign Corrupt Practices Act ("FCPA") and European Union regulations as well as applicable economic sanctions and embargoes and other risks. For further information relating to the corruption and sanctions laws to which we are subject, see—"If we, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions, this could adversely affect our business and financial condition." below. In addition, if an asset in which we have invested does not provide the expected returns, we may consider disposal at a sale price that may be below carrying value or liquidation.

        Any instability in the political environment and/or downturn in the economy, as well as volatile international markets, in particular as a result of the ongoing COVID-19 pandemic, in Turkey and/or internationally may have an adverse effect on our business and financial condition.

        With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had and are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. The COVID-19 pandemic has created additional uncertainty regarding the outlook for Turkey and for our business.

        Turkey has, from time to time, experienced volatile political, economic and social conditions. Since 2002, the AK Party (the Justice and Development Party) won governing majorities four times during a period in which Turkey's economy generally enjoyed growth and stability. Turkey held its inaugural presidential election in 2014, based on the constitutional changes implemented following the constitutional referendum held in 2007. Recep Tayyip Erdogan, leader of the ruling AK Party, won the election in the first round. On April 16, 2017, a majority of Turkish voters approved a referendum amending certain articles of the Turkish Constitution to expand the powers of the president to create an executive presidency. Turkey's political stability has been affected by the coup attempt against the government in power in 2016. In June 2018, Turkey held its first dual parliamentary and presidential elections, and then-President Recep Tayyip Erdogan won in the first round and became the Executive President for the next five years.

        In 2019, policymakers introduced easing through several channels in a bid to rapidly return the Turkish economy to growth. Starting in July 2019, the Central Bank of the Republic of Turkey ("CBRT") cut its policy rate by 1200 bps in total to 12% by the end of the year. Growth continued in the first quarter of 2020, 4.46% year-on-year. Combined with the hike in the demand for US dollar, global volatility and fragility of emerging markets, the Turkish Lira depreciated by 18% between March and May of 2020. The second quarter of 2020 reflected the adverse effects of the COVID-19 pandemic with a 10.30% contraction in the economy. In May 2020, the Turkish government began lifting COVID-19 restrictions gradually and eased fiscal policy by namely introducing short-time working allowance and tax deferrals. Also, the economy has been supported with credit-channel stimulus by state-owned banks and through monetary expansion. As a result of fiscal and monetary support, the Turkish economy grew 6.29% year-on-year in the third quarter of 2020. On the other hand, these steps resulted in deterioration in current account deficit and inflation. Year-end 2020 inflation reached 14.60%. Turkey tightened its monetary policy in response to the rise in inflation. The CBRT and the Turkish Banking Regulation and Supervision Agency ("BRSA") implemented normalization steps including increasing the policy rate to 17%, implementing orthodox policies by funding banks with only one-week repo channels, emphasizing financial stability, changing banks' reserve requirement regulations to discourage them to grow their Lira loan books and increasing swap limits with foreign banks. Moreover, the asset rule ratio was removed starting December 31, 2020 which may lead to a slowdown in future credit growth. These positive steps helped Turkish assets to gain value and Turkey's credibility to improve in the eyes of foreign investors. Due to the pandemic, the 12-month cumulative budget deficit widened to around 3.42%. Turkey had 5.87% growth in the fourth quarter year-on-year. In January and February 2021, CBRT kept policy rate constant at 17% in January and February. CBRT increased policy rate by 200 bps on March 18, 2021 to 19%, because of inflationary risks stemming from international developments and accelerating domestic loan growth. On the other hand, in March 2021, the Turkish Lira depreciated by approximately 13% following an unanticipated change at the governor of the CBRT on March 20th. New governor stated that policy rate will be above inflation until permanent decline in inflation is secured. Exchange rate developments which are driven by changes in global financial conditions and Turkey's risk premium is likely to affect monetary policy. Furthermore, Turkey faces the ongoing possibility of U.S. sanctions against Turkey since the detainment of Pastor Brunson and the ongoing Halkbank case involving criminal charges against the Turkish state-owned bank Halkbank alleging that it helped Iran evade U.S. sanctions. Moreover, the acquisition of Russian S-400 air defense systems caused the U.S. to impose sanctions through the Countering America's Adversaries Through Sanctions Act (CAATSA) on Presidency of Defence Industries in Turkey. While these sanctions have not had a significant impact on the Turkish economy, the scope and intensity of U.S. sanctions, and, in turn, their effect on the Turkish economy, may evolve. Additionally, Turkey faces the risk of sanctions from the European Union, namely in as a result of its drilling activities in the Eastern Mediterranean, as well as its decision to reopen the coastline of Varosha in Northern Cyprus in October 2020. These and other sanctions or the perceived threat of sanctions may result in a weakening of capital inflows or in capital outflows, external liabilities and pressure on inflation and may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

        Any deterioration in loans or in the general economic outlook may negatively affect our mobile and finance businesses along with other industries. Geopolitical and domestic political factors are other sources of uncertainty and impose further risks on the country's economy. More generally, in our view, among the major threats to the global economy in 2021 are inefficient or low efficacy of vaccination, new variants of the virus, weak global growth, and trade tensions between U.S. and China. As the largest exporting partner, a slowdown in Germany and the Eurozone presents an important risk to the Turkish economy. The effect of prolonged low energy prices on commodity-exporting countries in the region such as Russia, Saudi Arabia and Iran may negatively affect the terms of trade between these countries and Turkey. Also, fragile growth outlook in Turkey's key export destinations and geopolitical risks stemming from instability in Iraq, Syria, Iran, Georgia, Cyprus, Egypt, Tunisia, Israel, Armenia, Ukraine and Russia are additional sources of risks for Turkey. Since December 2010, political instability has increased markedly in a number of countries in the Middle East and North Africa, such as Libya, Tunisia, Egypt, Syria, Jordan, Bahrain and Yemen. As a result of the conflicts in Syria, millions of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria continues or escalates. Any continuation or escalation of political instability or international military intervention in Syria may act as a destabilizing factor for Turkey. The high number of refugees within Turkey's borders and foreign intelligence agents infiltrating both refugee camps and local communities remain current threats. Also, tensions between Armenia and Azerbaijan over the disputed region Nagorno-Karabakh, disputes over Mediterranean gas exploration of Turkey and growing tension between Russia and Ukraine in Donbass are possible threats.

        The COVID-19 pandemic has caused substantial slowdown in the global economy, as evidenced by the sharp fall in investments, exports and industrial production in the second quarter. As the COVID-19 spread globally, financial markets factored in higher risk in their prices and experienced historical levels of volatility and sell-offs. As also indicated in the above paragraphs, Turkey has been and will continue to be affected by this pandemic. Although the current vaccine roll-outs in Turkey and internationally may decrease the negative effects of the pandemic, low efficacy and new variants of COVID-19, among other factors, may lead to renewed lockdowns and a slowdown in global economic activity. Should the measures taken by the governmental bodies be ineffective in countering the effects of the pandemic on the economy, customers in our home market and abroad, both individuals and corporates, could, namely, experience a significant deterioration in purchasing power, leading to a material negative impact on our revenues and a surge in corporate bankruptcies. A decrease in the financial condition of our existing and/or potential customers could in turn lead them to opt for cost-feasible tariffs, thereby negatively affect our upselling potential, or to ask for freeze of our services, which may ultimately result in higher level of churns. In addition, Government's measures will be costly and will thus add to Turkey's state debt and may eventually result in additional pressure on the value of the TRY relative to other currencies. Moreover, measures taken by the public and private sectors both in Turkey and abroad in response to COVID-19 pandemic, including travel restrictions, the closure of stores (including ours), the promotion of social distancing and the adoption of work-from-home by companies and institutions, could have a material impact on the amount and ways our customers use our networks and other products and services and, in turn, on our business and the level of investment requirement. Notably, the closure of our stores, whether partial or complete, has and is expected to continue to have a negative impact on our sales. As such, we have experienced a decrease in gross mobile subscriber acquisitions as well as a decrease in the use of some of our mobile applications resulting from a decrease in the mobility of our customers. Further, our subscribers' use of home internet services has increased, resulting in lower use of our mobile data services. Although we have made significant investments to adapt our network to the increase in internet traffic, no assurance can be given that we will successfully meet demand or that we will monetize this investment. In addition, no assurance can be given that additional unexpected cash outflows will not be required in response to COVID-19 pandemic, which could further erode liquidity and increase borrowing requirements. Furthermore, the substantial decrease in international travel, which has had and will continue to have an adverse effect on our roaming revenues (inbound and outbound) and results of operations. Additionally, our mobile network has experienced increased traffic, which in turn might result in an increase in capex requirements and have an adverse impact on our cost of providing competitive capacity and also on our results of operations. Although we have been able to adapt our business operations in Turkey and abroad to the conditions under the COVID-19 pandemic, its impact on our business and financial condition may be more detrimental than we can envisage should the duration and severity of the pandemic be beyond our assumptions.

        Low efficacy of vaccination and inflationary pressures as a result of the factors described above may have a negative impact on consumer sentiment, resulting in a decrease in sales which could have an adverse effect on our business, financial condition and results of operations. Furthermore, geopolitical risks are currently prevailing, primarily on the basis that relations with the U.S. continue to be fragile on various fronts, and this could potentially lead to volatility in the future. There can be no assurance that the political and more importantly geopolitical situation within Turkey or its neighboring countries will not deteriorate. The rise of protectionism and the threat to globalization is likely to impact political and economic affairs. These may individually or in the aggregate adversely affect the Turkish economy and, in turn, our business, financial condition and results of operations.

        Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

        We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi ("CNY"), Ukrainian Hryvnia ("UAH"), and Belarusian Ruble ("BYN"). In particular, fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, and Chinese Renminbi versus U.S. Dollars and Euros, have had and may have an unfavorable impact on us. In particular, a substantial majority of our equipment expenditures is currently, and is expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. As of December 31, 2020, our total debt was TRY 21,586 million (including TRY 2,099 million of lease obligations). Consolidated debt breakdown (excluding lease obligations) as of December 31, 2020 was as follows: Turkcell Turkey's debt was TRY 17,469 million, of which TRY 10,197 million (US$ 1,389 million) was denominated in US$, TRY 5,624 million (EUR 624 million) in EUR, TRY 283 million (CNY 253 million) in CNY and the remaining TRY 1,364 million in TRY. Our finance company debt was TRY 1,038 million, of which TRY 259 million (US$ 36 million) was denominated in US$, and TRY 465 million (EUR 52 million) in EUR with the remaining TRY 314 million in TRY. The debt balance of lifecell LLC ("lifecell") was TRY 980 million, all denominated in UAH.

        Additionally, we are exposed to currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular with our universal service obligations for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies (primarily in USD, but also Euro and Chinese Renminbi). Also, the financing of infrastructure investments, potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. The effect of the depreciation in TRY is typically reflected in inflation rates in 3-6 months on average. The exchange rate pass through in

Turkey is reflected in the inflation rate with an additional 1.5-2.0 points in response to 10%-15% depreciation in domestic currency. See "Item 8. Financial Information" and Note 36 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F. Devaluations that are not matched by adjustments in our tariffs have had, and may continue to have, an adverse effect on our results of operations and our liquidity. See "Item 4B. Business Overview—IV. Tariffs". We are also exposed to currency exchange rates on the prices of the smartphones that we rely on for the promotion of our digital and data services. After the 2008 financial crisis, with the flow of cheap funding, the Turkish economy experienced import driven growth. Therefore consumption patterns have shifted towards foreign currency denominated goods along with raw materials and intermediary goods used in production. Production has been negatively impacted by the price inflation of raw materials and intermediary goods. Depreciation in TRY triggered inflationary pressures which resulted in a deterioration in the purchasing power of consumers. Coupled with slow growth and low purchasing power, consumer demand has fallen. Turkish Lira depreciation has made smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for the services, which has and may continue to have a negative impact on our revenues and profitability.

        According to the CBRT, the TRY depreciated by 23.6% against the U.S. Dollar and 35.4% against the Euro in 2020. As of April 12, 2021, according to the CBRT, the TRY has depreciated a further 10.9% against the U.S. Dollar and 7.4% against the Euro compared to the closing rates on December 31, 2020. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi.

        While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. The increase in public debt in Turkey may also result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see—"Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing" below. In several of the other countries in which we have businesses, in particular Ukraine and Republic of Belarus ("Belarus"), there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries. Any significant fluctuations in the value of the TRY relative to other currencies could have an adverse effect on our business, financial condition and results of operations.

        Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

        We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased funding needs, in particular to finance our technological expansion and investments. In the previous three years, this included the payment of Ukrainian 4.5G license fee and related capital expenditures in Turkey and Ukraine, as well as having a finance company in Turkey. Furthermore, in 2019 and 2020, we paid TRY 1.0 billion and TRY 0.8 billion dividend, respectively, and made capital expenditures and debt repayments.

        Looking ahead, we expect to continue to experience moderate cash outflows in relation to new licenses and network roll-out, as well as continuing fiber development and dividend payments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than the trend of our historic dividend pay-outs. Our working capital requirements have increased in the last three years in particular after our finance company began its operations. The BRSA's existing regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly in the recent years. However, working capital requirements could once again increase should the BRSA increase the maximum number of instalments on mobile phone related loans which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements and thus our borrowing costs. Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly, to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

        We enter into derivative transactions and keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2020, as a result of fair value changes in derivative instruments, net derivative assets of TRY 798.3 million are recognized in our consolidated financial statements. However, derivative transactions might have costs and may not fully cover all the risks faced by the Group, and significant judgment is used by our management to determine the fair value of these instruments due to the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see "Critical Accounting Policies" in Part III, Item 5—Operating and Financial Review and Prospects. Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

        As of December 31, 2020, our total debt was TRY 21,586.4 million, of which TRY 13,281.7 million consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been decreasing within the last year but could expose us to increased costs if rates increase. In 2015, we arranged a number of financing facilities with a principal amount of approximately $2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this financing amount, we issued a 10-year Eurobond with an aggregate principal amount of $500 million and utilized $500 million in October 2015, which was followed by a EUR 1.25 billion 10-year loan facility from the China Development Bank ("CDB"). EUR 500 million of this facility was immediately utilized. EUR 195 million, USD 325 million and RMB 251 million were subsequently utilized from this facility until its availability period expired in April 2019. Furthermore, in June 2016 we utilized USD 500 million and EUR 445 million under a 5-year club loan agreement with five international banks, the repayment of which was completed on March 23, 2020.

        In April 2018, we issued another 10-year Eurobond with an aggregate principal amount of $500 million and a fixed coupon rate of 5.80% per annum in order to finance upcoming debt service. In 2019, we entered into a USD 150 million 10-year export finance facility covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor, and a EUR 50 million three-year sustainability linked loan with an international lender in order to refinance existing indebtedness. In March 2020, we signed a EUR 50 million five-year green loan to be utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. In August 2020, we signed a EUR 500 million loan package with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group's infrastructure investments in the next three years. In

December 2020, we entered into a USD 90 million, 10-year export finance facility in order to finance our procurement from a global vendor between 2021 and 2023. No assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements.

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

        On July 27, 2017, the UK Financial Conduct Authority (the "FCA") announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and, on March 5, 2021, the FCA further announced the dates on which panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available (immediately after December 31, 2021, in the case of all GBP, EUR, Swiss franc and Japanese yen settings and the 1-week and 2-month USD settings, and immediately after June 30, 2023, in the case of all remaining USD settings). Drawings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018 will bear rates of interest linked to, among other benchmarks, LIBOR, and the agreements related to these facilities will include a rate-replacement mechanism providing for the replacement of LIBOR with a risk-free rate plus a credit adjustment spread. The elimination of the LIBOR benchmark will result in the rate of interest in respect of LIBOR-linked borrowings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018, being determined with reference to such applicable compounded risk-free rate, which could result in such borrowings being subject to a rate of interest that differs from what LIBOR would have been for an equivalent period.

        Moreover, subsequent changes in regulatory guidance, industry standards or market practice could result in further changes to ways in which LIBOR replacement mechanisms or risk-free rates are drafted, implemented or interpreted. In addition, the potential elimination of any other benchmark, changes in the manner of administration of any benchmark, or actions by regulators or law enforcement agencies could result in changes to the manner in which EURIBOR or similar benchmarks are determined, which could require an adjustment to the terms and conditions, or result in other consequences, in respect of any debt linked to such benchmark. Any such change, as well as manipulative practices or the cessation thereof, may result in a sudden or prolonged increase in reported EURIBOR or similar benchmarks (including any LIBOR replacement), which could have an adverse impact on our ability to service debt that bears interest at floating rates of interest.

        In the last three years, we have also borrowed to finance the business of Financell, our finance company and the working capital requirements of our subsidiary in Ukraine. We may continue borrowing to finance our infrastructure investments, finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Turkey as short-term TRY loans on an arm's length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

        Some of our borrowing agreements contain cross default clauses, which could trigger an event of default under such agreements in the event of a default by a Group company under its own borrowing agreements (such default by that Group company being subject to certain thresholds).

        Regulatory decisions and changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.

        We are subject to a significant range of legislative and regulatory requirements, both in Turkey and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services and ability to terminate subscriber contracts, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we communicate with customers, including our ability to contact subscribers with our offers, our ability to implement any planned or future network or infrastructure sharing initiatives as well as our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply, whether or not we agree that such failure took place, may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators. Furthermore, our licenses generally have specified terms and renewal is not assured. For more information on regulation and how it may impact our business, see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry".

        Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure regulations and actions relating to our voice, SMS, data and value added/digital services have negatively affected our pricing and our ability to design and launch campaigns and offers. For example, in 2018 the ICTA adopted a decision, which sets new price caps applicable to fees for activation/ deactivation, name/title change, account takeover, MSISDN change, SIM card change and detailed bill information. Following this decision, at the start of 2019 new price caps applicable to calls, SMS, international calls and directory assistance service have also been introduced.

        In addition, interconnection rates are still set by the ICTA, and further regulatory actions may adversely affect our Company's wholesale revenues. Namely, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, both of which may adversely affect our business and financial condition. For more information, see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry".

        On 28 July 2020, Turkey amended Law No.5651 on the Regulation of Broadcasts via the Internet and the Prevention of Crimes Committed Through such Broadcasts effective from October 1, 2020, thereby imposing significant obligations on major social media providers, such as the requirement to appoint a representative in Turkey and to host local user data in Turkey, as well as process content removal requests and report these to ICTA. Social media providers that do not comply may face throttling of their traffic bandwidth by up to 90%, which may affect data usage on our networks and, in return, data revenues.

        Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkey. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which require companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulation may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

        Furthermore, given that we process personal data, namely of our customers and employees, we are subject to several data protection laws, among which the Law "No. 6698 on The Protection of Personal Data" and the regulations of the Turkish Personal Data Protection Authority, as well as data protection legislation under the Electronic Communications Law and the ICTA's data protection regulations. We are further subject to the Capital Markets Board's ("CMB") Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on January 5, 2018 and introduced new obligations with regards to information systems for certain legal persons. For more information, see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry". Should we fail to properly implement and comply with these data protection laws and regulations, we may face administrative fines of up to approximately TRY 2.0 million (as at April 12, 2021 and as is subject to a revaluation each year) per breach, depending on the nature of the failure. We may also face other regulatory actions by the Personal Data Protection Authority, as well as administrative fines equal to up to 3% of yearly net sales. Changes to such data protection laws may impose more stringent requirements for compliance and result in significant penalties for non-compliance. Additionally, our Company collects a significant amount of personal data, notably credit card information, from our digital service products users, such as BiP, fizy, lifebox and TV+, and the scope of this data collection has increased significantly following the implementation of artificial intelligence across our platforms aimed at providing personalized content to our customers. If we or those with whom we share personal data fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in a loss of future business. In addition, the cost and operational consequences relating to the response to breaches and the implementation of remediation measures could be significant.

        On June 7, 2018, the Ministry of Transport and Infrastructure informed operators such as Turkcell that they must primarily request from the most prevailing operator in terms of infrastructure in Turkey—which is Turk Telekom—to perform the excavation work on their behalf. Although Turkcell filed a lawsuit to annual this measure, no assurance can be given that we will be successful in doing so. This situation has negatively affected our ability to expand our fiber network and may affect our future investments.

        Taxation and charges are also areas in which we are subject to specific regulations. Notably, we are subject to a Special Communication Tax ("SCT"), which was set at 7.5% across all product lines throughout the year 2020 and was further increased to 10% effective January 30, 2021. Transceiver and receiver unit surcharge payments are set at 5% of monthly net sales since January 2018. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services, and, therefore, our results of operations.

        We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA, the CBRT and the Insurance Directorate under Undersecretariat of the Treasury). Moreover, pursuant to our services such as TV and music, we are subject to broadcasting and copyright laws and regulations. Additionally, Turkcell Enerji, which is indirectly wholly-owned, holds an electricity supply license from EMRA for the purposes of electricity energy trading and wholesale and retail electricity sales. This company is subject to laws and regulations governing the electricity market in Turkey. Furthermore, Turkcell Foundation is exposed to various Turkish regulatory and legal obligations specific to foundations. As we enter new businesses, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

        Notably, in February 2020, the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No. 103 was amended so that administrative fines imposed by the CMB are indexed to public companies' financial performances instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of pre-tax profit, which may have a significant negative impact on our results of operations.

        If we, our local partners with whom we enter into cooperation agreements or similar agreements, or one of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, and international sanctions, this could adversely affect our business and financial condition.

        We are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. Bribery and anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the FCPA also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company's operations do not involve corrupt payments. Since we operate in several countries, and given that some of our clients, or local partners with whom we enter into cooperation agreements or similar agreements, are government-owned entities and that our projects and agreements often require approvals from public officials, we face the risk that our employees, local partners, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be inconsistent with our policies, and could violate anti-corruption laws, including the FCPA and European Union regulations, as well as applicable economic sanctions and embargoes. Our employees, local partners or other parties acting on our behalf or with whom we enter into cooperation agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines, penalties, withdrawal of licenses against us, companies in which we invested, and our and their officers and employees and significant damage to our reputation, and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

        We have strong commercial ties to several Chinese vendors from which we have in the past purchased network equipment, and currently have a significant installed base of their equipment, including in the context of the development of our 5G network infrastructure and cloud and IT infrastructure. We also have access to financing from the CDB which facilitates the purchase of Chinese equipment. Should any one of these Chinese entities become subject to U.S. sanctions, or should we or any entity in our supply chain be compelled to terminate a relationship with a vendor as a result of the direct or indirect reexport restrictions implications resulting from an entity being added to the Entity List prohibitions of the U.S. Commerce Department's Bureau of Industry and Security (BIS), which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers, or should we be compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result the ongoing tensions between China and the U.S., this may lead to an increase in our costs or otherwise affect our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position.

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

        Through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core telecom business. These other businesses are subject to risks that are in some respects different from those of our telecom business. In order to succeed in these new businesses, we will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition. For example, several of our subsidiaries are providing financial services including, for instance, insurance, providing credit, payment intermediation and bill payment services, which are different from those in our traditional telecommunications activities and increase our exposure to certain risks that are common to both. Providing financing and financial services to our customers exposes us, notably, to liquidity and market risk, credit risk, fraud risk and cyber-attack risks, in particular with respect to credit cards and personal information that we process and hold. For additional information on the risks relating to the personal information that we process and hold, see—"Regulatory decisions and changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition". This includes through the expansion of our payment services company, Paycell in Turkey, Ukraine and the Turkish Republic of Northern Cyprus (limited services).

        We also have a finance company, Financell, which manages the working capital requirements and bad debt expenses arising from the demand in the Turkish market for bundled offers featuring both communications services and a communications device, particularly a smartphone or a tablet. Having commenced operations in 2016, Financell carried a total of TRY 2.1 billion in loans outstanding at December 31, 2020. Our cost of risk has improved to 2.4% in December 2020 from 3.2% in December 2019. This may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of economic activity and macroeconomic slowdown in Turkey and in Turkish Republic of Northern Cyprus, where, for the latter, we have offered consumer financing up until June 1, 2019. The foregoing may lead to losses and eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio, which is likely to affect the profitability of our finance company. Furthermore, the demand for loans might be negatively affected by prolonged lockdown measures limiting our store traffic, and financial conditions, particularly interest rates and FX rates since most devices' pricing is largely dependent on hard currencies. With regard to Financell's swap agreements, aimed at neutralizing the FX position created by FX funding, any volatility in financial markets may create mark to market gains or losses which could affect our profitability. We have reduced the paid-in capital of Financell from TL 575 million to TL 200 million in February 2021. Although this is intended to raise our debt to equity leverage, the funding need arising from this move may negatively affect our profitability if there is a significant hike in market interest rates.

        The large part of the Turkish financial sector, including banks, financial leasing and factoring companies, and financing companies, is regulated by the BRSA. The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our finance business. As such, initially on August 15, 2018, later on February 26, 2019 and most recently on January 14, 2020, restrictions on the number of installments depending on the purpose of the loan have been adopted through amendments in the relevant legislation. The maturity of certain type of loans (other than loans to consumers for housing finance and complementary goods and services in relation to home renovation/improvement, the financial leases for homes leased to consumers, other loans for the purpose of purchasing real estate, loans for the purpose of financing education and learning fees and loans for any refinancing of the same) are explicitly determined under the Regulation on the Principles regarding Incorporation and Activities of Financial Leasing, Factoring and Financing Companies. Accordingly, Financell may provide loans of up to three months for mobile phones with a retail price of TRY 3,500 and above and up to twelve months for mobile phones with a retail price of below TRY 3,500, down from twenty-four months on average up until mid-2018. This has negatively affected the growth of smartphone sales and the frequency of renewals in the Turkish market. The long term growth prospects of our mobile and digital services businesses depend in part on the continuing expansion of the number of smart phone users in the market. Furthermore, on November 14, 2018, the BRSA noticed the factoring, leasing and financial institutions via an article, restricting the distribution of dividends for 2018 and dividends earned before 2018 to only be distributed by prior approval of the BRSA. On January 28, 2021, the BRSA promulgated an additional article which restricted the distributions of dividends for 2020 and limited by 10% of the net profit of 2020 by prior approval of the BRSA. Further, starting from March 19, 2020, a "cultural fund" of 1% over import value is to be paid for imported or manufactured mobile phones which have voice recording qualifications. The President of Turkey was given the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50% since February 2019. An increase in this tax may negatively impact the number of mobile phones sold in Turkey. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on financing of specific goods or services in the future. Further, we are diversifying Financell's portfolio with new products as well as new customer segments such as fiber/adsl customers, SMEs and corporates for their digital infrastructure needs, where the return on investment may not meet our expectations. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our finance business.

        Furthermore, our subsidiary Kule Hizmet ve Isletmecilik A.S. ("Global Tower") operates a large portfolio of telecommunication towers in several countries. In the event of expiry, non-renewal or termination of certain concessions or licenses of Turkcell, Turkcell may be forced to transfer to the ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations.

        Turkcell Group has investments in several emerging or developing markets, including Belarus, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging or developing markets. Legal systems, institutions, commercial practices and economies in those markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by fraud of corruption, we could incur significant penalties under applicable anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act, as well as reputational harm. Turkcell Group also retains relevant risks with regards to its divested businesses. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

  •
  Our operations in Ukraine are adversely affected by the ongoing conflict with Russia, which has further intensified in the months leading to the filing of this annual report on Form 20-F. Weaknesses of state institutions, civil unrest and economic turbulence have also adversely affected the overall economic situation in Urkaine. As a result of the ongoing crisis in the

    Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services in that region in the fourth quarter of 2014. We completely wrote-off our assets in the Crimea region, while retaining our license and frequency rights. We continue to evaluate our options with respect to the disposal of lifecell's assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell's license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk, otherwise referred to as the ATO zone) with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. The ongoing crisis may adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

  •
  In Ukraine, according to National Bank of Ukraine ("NBU") the local currency, the Ukrainian Hryvnia ("UAH"), depreciated against the U.S. Dollar by 19.4% in 2020 following an appreciation by 14.5% in 2019. The UAH appreciated by 1.3% against the U.S. Dollar as of April 12, 2021 as compared to closing rates on December 31, 2020. Inflation followed a downward path until the last quarter of 2020, due to weakening food prices amid more ample supply and a decrease in economic activity. While the annual price inflation slowed to 5% in 2020, from 4.1% in 2019, several factors are expected to drive inflation in 2021, such as weak harvest impacting prices for a wide range of food items, strong recovery in wages, upward reviews in heating tariffs and high fiscal deficit. The pandemic led to a steady easing of the monetary policy by the NBU, which cut its key policy rate by 750bps, to 6.0% in 2020. Inflation on January and February were as 6.1% and 7.5%. NBU increased its key rate from 6.0% to 6.5% in March 2021 to prevent rapid inflation growth. There is a high probability that the key rate may be increased further throughout 2021 as a measure to keep inflation under control. Ukraine's key event risk is that its 2021 budget may need to be revised. At 5.5% of GDP, the 2021 budget deficit target is substantial. The government's ability to finance the deficit will depend directly on whether or not it has access to external markets and loans from the IMF and IFIs. Any delay in obtaining these loans adds risk to the budget deficit, which is planned to be covered through domestic government debt securities. As of December 31, 2020, our debt balance (excluding lease obligations) related to lifecell was UAH 3.6 billion (equivalent to TRY 943 million). lifecell's foreign currency revenues were 3.5% of its total revenues and its foreign currency operational expenses were estimated at 5.8% of its total revenues as of December 31, 2020.

  •
  Our development strategy in Ukraine was marked by our acquisition in 2015 of the 44.96% stake in lifecell that we did not own, with a view to strengthen our regional position, a restructuring of lifecell's balance sheet and the acquisition of a 3G license at a cost of UAH 3,355 million paid in 2015. Furthermore, between 2015 and 2018 we paid a total of UAH 886 million for the conversion of spectrum from military use in three installments. In addition, in 2018, we paid a total of UAH 1,704 million for a 4G license. Significant deployment costs were incurred in 2018. These investments have further increased our country and currency risk exposure and there is no assurance that we will monetize this investment.

    Additionally, the official process for the redistribution of radio frequencies in the 900 MHz range was completed by Ukraine's National Telecommunications Authority on March 18, 2020. Accordingly, the frequency band of lifecell in 900 MHz was increased from 3.8 MHz to 5.6 MHz for UAH 121.2 million, effective as from July 1, 2020 for five years. The license fee has been fully paid. This new license has required further investment in Ukraine, increasing our exposure in this market and may consequently negatively affect our profitability.

    Apart from economic and political risks, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

  •
  In Belarus, inflation accelerated relatively in 2020. Headline inflation increased to 7.4% in 2020 from 4.7% in 2019, according to the data provided by the National Statistical Committee of the Republic of Belarus. The National Bank of the Republic of Belarus has been on an easing trajectory since the beginning of 2018, bringing the refinancing rate down to 10% from 17% with gradual rate cuts in 2018, to 9% in 2019 and to 7.75% in 2020. While headline inflation increased to 8.7% in February 2021, in order to limit inflation, the National Bank of the Republic of Belarus may strengthen control over the growth of the broad money supply or increase the policy rate in 2021. Economic activity continues to recover, even though the momentum of the growth diminished slightly. Macroeconomic stability is still fragile due to the country's reliance on the Russian economy and political instability. The European Union imposed three packages of sanctions since October 2020, including Alexander Lukashenko and high-ranking officials. Another source of political uncertainty is the controversial presidential election which caused protests and strikes. On the external side, the key risk factor is the disruptions in energy price arrangements with Russia.

    In line with our strategic priority of improving our balance sheet structure, debt of our subsidiary, CJSC Belarusian Telecommunication Network ("Belarusian Telecom") was restructured in 2015. As part of the restructuring, Belarusian Telecom's total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2020, Belarusian Telecom's debt (excluding lease obligations) was BYN 1.5billion (equivalent to TRY 4.2 billion as of December 31, 2020) subordinated loan owed to Turkcell. This subordinated loan was converted to the local currency, BYN, from EUR on April 1, 2019.

    In Belarus, we also face regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. These risks have affected and could adversely affect our reputation and results of operations.

  •
  An IMT spectrum tender may be held in the near future as the regulatory body of the Turkish Republic of Northern Cyprus, where we have a subsidiary called Kibris Mobile Telekomunikasyon Limited ("Kibris Telekom"). The draft rules of the tender for consultations has been issued in December 2019. As per the draft tender terms, all currently allocated and the new spectrum will be technology-neutral and the operators will be able to use them for any technology (e.g. 2G, 3G, 4G or 5G), thereby increasing the efficient use of the spectrum and operational flexibility. Such tender may require additional investments, including in fiber, which would in addition require us to obtain permits that we have no certainty of receiving and without which 4G network profitability would be difficult to achieve. Also, there may be a tender in 2021 to restructure the incumbent telecom operator, TRNC Telecommunications Office, although this has not yet been the subject of an official announcement. We may consider to participate in this process; and yet, we face the risk that the tender may be awarded to one of our main competitors, which would adversely affect our growth and our competitiveness in the region. Further, this tender may include the issuance of a third mobile license, which may increase the competition and adversely affect our results. In the past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues.

        Our international and Turkish subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles. For some of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments and we may be required to establish new legal entities or engage in new business lines due to our business needs or recently introduced regulations. In addition to the foregoing, the Turkish Commercial Code and related legislation may require us to provide new capital or other financial support to certain of our controlled subsidiaries, which may divert resources from other needs.

        Furthermore, in addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. In international markets in which monopoly or duopoly markets exist, such as Monaco, the United Arab Emirates or the Maldives, operators tend to increase their roaming prices despite the overall global trend of declining roaming prices, which could increase our roaming costs. Moreover, the terms on which we enter into roaming agreements may change over time, adversely affecting our ability to sustain or enter into such agreements on commercially viable terms.

        We face risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete.

        We are dependent on certain systems and suppliers for information technology ("IT") and network technology ("NT") services, and also carry a significant inventory, and our business continuity is at risk due to our exposure to potential natural disasters, sabotages, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/ or our employees and result in a fine under relevant data protection legislation.

        We are heavily dependent on IT and NT systems as well as their suppliers and employees for the continuity of our business. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and NT failures and outages due to system deficiencies, human error, natural disasters such as floods and earthquakes, unsuccessful migration to alternative or improved IT and NT systems, or other factors including but not limited to unintentional third party interruptions. Notably, a significant portion of Turkey's population and most of its economic resources are located in a first-degree earthquake risk zone and Turkey has experienced a large number of earthquakes in recent years, which may result in significant damages to the IT and NT systems our business depends upon. These factors also put at risk the inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations.

        Mobile networks are migrating towards internet protocol ("IP") technology to transport information. These networks open up the possibility for IP-based services. However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as the public internet, or internal sources, such as terminals connected to our mobile network. Despite the systems and infrastructure which we have put in place to address these security concerns, we could encounter successful attacks on our infrastructure, which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

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

        Our commercial success is heavily dependent upon the security and continuity of our services, and maintaining the security of our customers', employees' and suppliers' personal and financial data, intellectual property, and other confidential and sensitive data is essential to our business. In common with other high-profile businesses which are targeted for cyber-attacks, our networks and systems are constantly exposed to a variety of different cyber threats and we have experienced an increased number of sabotage incidents, as well as attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. We believe that no such attacks have succeeded in obtaining access to our critical systems, although in practice such attacks may develop over long periods of time during which they can remain undetected.

        Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and stopped, including those which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely in the context of the ongoing COVID-19 pandemic. Additionally, many phishing and malware activities were detected and stopped, notably ransomware attacks are aimed at several technology companies including Turkcell, which aimed at taking control over our clients and servers. While we are in the process of reviewing the cyber security incident insurance alternatives that are available to us, we currently do not have such insurance, and a compromise of our security systems or those of our business associates, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations. Remote work without virtual private network ("VPN") makes it difficult to monitor cyber security threats and take necessary actions. It is not possible to make instant monitoring on the computers of the employees, to install the patches that will eliminate critical gaps and to follow the running applications effectively. After the employees connect to the company network via VPN, the systems can be monitored and limited actions can be taken. Our data and systems are currently highly sensitive to DDoS attacks due to the fact that a significant proportion of our employees and customers work remotely in the context of the ongoing COVID-19 pandemic. As our commercial success is heavily dependent on the continuity of our services, and maintaining the availability of our customers, employees and suppliers personal and financial data DDoS mitigation capability is important not to lose our market reputation.

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

        The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial and payment services, insurance agency services, corporate services such as meal coupons, mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us effectively manage and respond to risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners' business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

        We are subject to a variety of risks with respect to our Base Transceiver Stations ("BTSs") performance.

        Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

        Our spectrum licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the IMT Advanced (known commercially as "4.5G") auction held on August 26, 2015 in Turkey we have 2x10 MHz of FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 band. Although the acquired spectrum can potentially be used for the next generation network technology known as 5G, some services that are specific to 5G and our future capacity needs will require us to eventually obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, an earlier than expected 5G spectrum tender by the ICTA with the possibility of excessive prices can result in additional costs and investment, including capital expenditures. If the demand for 5G services fails to materialize at a level in line with the industry assumptions, the return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

        Spectrum-usage right of 2x11 MHz FDD band in 900 MHz expires on April 2023, after which it will be subject to renewal. All other frequencies that Turkcell has will be available until April 2029. In-line with technological and societal changes, traffic on the 2G network is expected to shift to the 3G and 4.5G networks. Although we aim to migrate our 2G customers to the 3G and 4.5G networks before the expiry of our 2G license, we might not be successful in doing so. If our prospective 2G license extension request to the ICTA—which is to be made within 24 months to 6 months prior to the expiry date—is denied, we would face the risk of losing the 2G traffic and the corresponding revenue, which in turn could affect our profitability and competitive position. According to the relevant regulation, Turkcell is required to transfer—free of charge—to the ICTA or another public institution to be determined by the ICTA, the 2G equipment and the immovable possessions on which the equipment have been built when the GSM Concession Agreement expires. A clause in Law No. 5809 allows operators to continue using these equipment and immovables for UMTS and IMT technologies, on the condition that operators pay the fees and abide by certain obligations that are to be determined by the ICTA. Due to technological developments, almost all network technologies work integrated on the same equipment and it is technically impossible to separate or isolate a specific technology from the others. If the GSM Concession Agreement is not renewed or extended after the expiry date, a payment will need to be made to the ICTA and we may face some new obligations.

        As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capex requirements and have an adverse impact on our cost of providing competitive coverage and also on our results of operations. We may face capacity problems, which may in turn lead to deterioration in our network's quality, which, in turn, may negatively impact our operational results.

        We were awarded a license allowing us to deploy an IMT advanced network ("4.5G") in Turkey in October 2015. There are certain coverage and local procurement obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

        Our 4.5G build-out has required significant financial investments and there can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out has been significant. Furthermore, the license agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkey in meeting infrastructure obligations, terms warranting our network equipment suppliers to employ a certain number of engineers and local researchers in their local R&D centers, an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees. With respect to the local procurement requirement, whereas local telecommunications equipment and software production capacity has shown some progress in recent years, there is still not enough research and development, product development and production capacity in the local market to meet the license requirements and thus it has not been possible to fully comply. Operators' requests to waive this requirement for the reporting periods between 2015- 2019 has been rejected by the ICTA, which may result in administrative fines and, in turn, material adverse effects on our financial results.

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

        The amendments adopted in the Zoning Law have entered into force in November 2020, under which telecommunication masts and towers are subject to a license or permissions depending on their height. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

        Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or institutions. In some areas, excavations may be terminated as a result of the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Also, since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkey—Turk Telekom—to perform the excavation work on their behalf, which might negatively affect our ability to expand our fiber network and our future investments (see—"Regulatory decisions and changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition"). In some cases, we could face the risk that, although we get the approval of the Ministry of Transport and Infrastructure, institutions that are subordinated to the Ministry of Transport and Infrastructure refuse to recognize these approvals and grant permissions to excavate. In addition, a law in force has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may lead to an increase in our coverage obligations and the number of BTS required to meet such obligations. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related regulatory actions in the future are likely to increase our costs and have a material adverse effect on our business and financial condition.

        We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

        We purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. Further, although starting from January 2021 onwards this has changed to include additional distributors for technology products other than smartphones and tablets, we have been working with only two exclusive distributors in Turkey since 2015, which creates concentration risk. Any financial difficulty or failure of any of our suppliers and/ or our distributors in terms of timing and quality may adversely affect our business and financial condition. Such suppliers and distributors could fail to provide equipment or service on a timely basis as a result of a disruption to the global supply chain due to the ongoing COVID-19 pandemic. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. Because of the cost and time lag that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

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

        Our major shareholder has recently changed.

        In October 2020, Turkiye Varlik Fonu ("TWF"), the wealth fund of the Republic of Turkey, acquired control of 26.2% of the outstanding shares of our Company. This stake is held through its wholly owned company, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. ("TVF BTIH"), now our largest shareholder. The current Chairman of TWF, Recep Tayyip Erdogan, is the President of the Republic of Turkey. Huseyin Aydin, who is a member of our Board of Directors, is also a member of the TWF Board of Directors.

        TWF has a 6.68% stake in our main competitor Turk Telekom, and the Ministry of Treasury and Finance of the Republic of Turkey has a golden share in that company. More generally, TWF is an important investor in the Turkish economy and holds important stakes in numerous other major Turkish companies, including companies that we have business relationships with. This includes several major banks and financial services companies, including Borsa Istanbul, the operator of the Istanbul Stock Exchange, Turksat, and energy and infrastructure operators.

        As of the filing date, LetterOne, which controls the telecom company VEON, holds via IMTIS Holdings an indirect 19.8% economic interest in our Company through its stichting.

        Following the amendment of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares has been created with special rights. TVF BTIH, as the sole holder of shares in this class, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman. Under the Board's current quorum rules, the affirmative vote of at least five members is required for a decision to be taken. In the event that the Group A shares cease to be held by a single shareholder, all privileges in voting and nomination for the election of the Board of Directors members granted under the Articles of Association to the Group A shares shall automatically terminate.

        The Group A shares owned by TVF BTIH are subject to a three-year lock-up agreement, during which TVF BTIH is required to use its reasonable endeavors to cause Turkcell not to terminate its ADR program.

        The Turkish law establishing TWF exempts it from a number of laws, notably certain capital markets and competition laws, which may negatively affect minority shareholders' rights. For example, mandatory takeover rules will not apply to TWF's group and TWF group companies are not be bound by a commercial law that requires compensation of minority shareholders if the controlling shareholder pursues detrimental policies.

        We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

        We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with some of these authorities, as discussed below. We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see "Item 8. Financial Information" and Note 38 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F.

        We face a risk of tax audits and claims in many different areas that are subject to taxation, such as corporate tax, value added taxes, special communication tax and others. Such audits and claims have led to significant tax assessments and penalties in the past and may again in the future. In addition, changes in tax laws and non-tax regulations may lead to the growth of our tax burden and may, as a result, materially adversely affect our financial condition and results of operations. Disputes related to taxation have been particularly significant and major penalties have resulted.

        Current tax and other disputes include the following:

  •
  We have had ongoing disputes regarding the application of the SCT to prepaid card TL/package sales made via our sales channels over numerous years. The Large Taxpayers Office levied SCT and tax penalties on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. While the cases are pending before the court of appeal, the Company filed application for the restructuring as per Law No.6736. The tax office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act. The Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The appeal process is pending. In the cases regarding the cancellation of the SCT assessment for the year 2011, the Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company. The Large Taxpayers Office applied for the correction of the decisions, which was refused by the Council of State.

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

    In addition, tax investigation reports for the years 2015 and 2016 were delivered to us. Tax Authority imposed tax assessments; (i) TRY 85.1 million in total, comprising TRY 34.1 million in principal and TRY 51.1 million penalty in relation to SCT for 2015 and (ii) TRY 61.7 million in total, comprising TRY 24.7 million in principal and TRY 37.0 million penalty in relation to SCT for 2016.We have concurrently applied for settlement. The successful settlement meeting was held in December 2019 and the assessment has been closed officially following settlement. Our Company remains under investigation on the same matter for the year 2017. Although the Ministry of Finance has addressed this issue through Communiqués enacted on January 1, 2018 for the periods after December 31, 2017, we may be subject to penalties or litigation for the year 2017.

    Following a limited tax investigation at our Company with respect to Value Added Tax ("VAT") and SCT pertaining to financial years 2015 and 2016, the Large Taxpayers Office made an additional request with respect to the taxation of applications included in some of the bundled offers and packages offered to our customers for financial year 2016 and imposed a tax assessment of TRY 247.8 million in total, comprising TRY 53.8 million in principal and TRY 80.7 million penalty in relation to SCT, and TRY 45.3 million in principal and TRY 68.0 million penalty in relation to VAT. A settlement request related to this assessment has been sent to the Revenue Administration for the period of 2016 in December 2018, and accordingly, a successful settlement meeting was held on December 26, 2019 and the assessment has been closed officially following settlement. As a result of the settlement, a single amount of TRY 199 million was settled (including the late payment interest) in relation to: (i) SCT assessment related to prepaid card TL/package sales made via our sales channels for the years 2015-2016 and (ii) VAT and SCT assessment related to the taxation of applications included in some of the bundled offers and packages offered to customers for the year 2016. The settled amount has been paid within the legal term and assessments were closed.

  •
  Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in this in relation to the periods through 2020, and the Turkish Treasury may change its views based on its interpretations of treasury share calculations. Therefore, unanticipated treasury share liabilities and fines may also be levied.

  •
  According to the Law Serial No. 7061, as of January 1, 2018, Treasury Share investigations will be made by the Ministry of Finance. Investigations are held by the Ministry of Finance for the first time and there is no assessment for the year 2018, 2019 and first quarter of 2020. An investigation related to April-December of 2020 are on-going.

  •
  The Company's management decided to apply for VAT and corporate income tax base increase mechanism for 2017 in accordance with Law Serial No. 7143; accordingly, there will be no tax assessment for the applications related to VAT and Corporate Income Tax ("CIT") but the Company may remain subject to tax assessment for other taxes payable by it.

  •
  The Company signed the closing minutes for the investigations for (i) the year 2017 with regard to SCT and (ii) the year 2018 with regard to SCT, CIT and VAT. A Central Commission of Report Consideration meeting was held on January 27, 2021. The evaluation of the Commission is still pending.

  •
  Operators must pay license and annual utilization fees for the wireless equipment to ICTA. Before January 1, 2018, the fee amount was calculated with respect to the amount per unit of wireless equipment (TRx) and as of January 1, 2018 the fee is calculated as 5% of monthly net sales amount. We argue that the content services are provided without any infrastructure requirements, and therefore, that they should not be considered as mobile electronic communication services. Accordingly, for the January 2018 TRx payment, a lawsuit has been filed and for the months thereafter, no TRx fees were calculated over content services. The Court accepted the case in favor of the Company. The ICTA appealed the decision before the Regional Administrative Court, which rejected the appeal request. This case is finalized in favor of the Company. In October 2019, additional TRx amounts relating to content services were requested from the Company by the ICTA. Based on management's opinion in accordance with the relevant legislation of the ICTA, TRY 128.4 million was paid in November 2019, for 2018 and 2019 fiscal years and legal actions has been taken for 2018. These cases are currently pending. On the other hand, additional TRx amount of TRY 13.5 million for the month of December 2018 was paid on January 29, 2021 with regards to notification of the ICTA for the same reason and due to payment.

  •
  Under the Ministry of Trade's investigation with regard to value added services, subscription contracts and device campaigns, we received an administrative fine amounting to TRY 116.2 million. We filed a lawsuit for the stay of execution and cancellation of the penalty, which led to the withdrawal of the penalty and the related audit reopened. The Court decided that there is no need to grant a decision regarding the withdrawal of the administrative fine. The Council of State granted a final decision and approved the First Instance Court decision. No assurance can be given that significant penalties will not again be imposed and that further disputes will not arise.

    As a result of the investigation, the Ministry of Trade decided to impose an administrative fine amounting to TRY 138.2 million against the Company. The Company filed a lawsuit for the cancellation of the administrative fine. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before the Regional Administrative Court. The Company replied the appeal request in due time. The Regional Administrative Court rejected the appeal request in favor of the Company. The Istanbul Governorship appealed the decision before the Council of State. The Company replied to the appeal request, and, the Council of State decided to reverse the Regional Administrative Court's decision and decided to send the case file to the Regional Administrative Court to re-decide after having an expert examination.

  •
  Administrative fines and refunds were requested in the investigation conducted by the ICTA to determine whether the Company complies with the «Procedures and Principles for Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services» regulation. Prior to the final decision taken by the Board within the scope of the investigation, the ICTA has decided: (i) to give 5 months to prove the operators' claims that "it should not be concluded that all subscribers subject to violation are getting services without their will" (ii) to meet the consumer refund complaints regarding the services provided with the same purchasing method during this period and (iii) to submit the detailed report on these actions within a month following the 5 month process. Should our defenses are not accepted, a significant fine can be imposed and refunds may be required as a result of the examination.

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

  •
  ICTA initiated investigations regarding the R&D obligations for the period of 2013-2016, 2016-2017 and 2017-2018 arising from the 3G and 4.5 G licence terms. As a result of the investigation ICTA has decided to imposed an administrative fine of TRY 18.0 million to Turkcell, for the period of 2013-2016. The administrative fine was paid on 26 February 2021 as TRY 13.5 million with the early payment discount (1/4). The Company filed totally 10 different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet. On the other hand, as a result of the investigation, the ICTA has decided to imposed an administrative fine of TRY 31.1 million to Turkcell, for the period of 2016-2017. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TRY 23.4 million with the early payment discount (1/4). The Company filed totally 7 different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet. In addition to the mentioned investigations, administrative fines were also requested in the following reporting period (2017-2018) investigation for similar reasons. Although the investigation process continues, there is a significant risk that as a result of investigation, the ICTA may impose a similar or a higher penalty decision.

  •
  The Turkish Competition Board has, for several years, alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, this and similar actions may have financial consequences and hinder our ability to effectively respond to competition.

  •
  The ICTA has launched an investigation following a service outage, which took place on May 24, 2020. In addition to the service outage, the ICTA also alleged that the Company had mislead its consumers and the ICTA. A significant fine may be imposed as a result of the investigation, and, additionally, this may negatively affect our reputation.

  •
  The ICTA has launched an investigation into donations collected via SMS in order to determine whether such donations were transferred to the account of associations/foundations in accordance with the regulatory requirements. As a result of the fact that the investigation covers a ten-year period, a significant fine can be imposed as a result of the investigation.

  •
  The Ministry of Commerce has launched an investigation into Turkcell Superonline's subscription termination and cancellation fee processes in order to determine whether these are in accordance with relevant legislations. In light of the broad scope of the investigation and the significant number of consumer complaints, a significant fine can be imposed as a result of the investigation.

        For a more detailed discussion of our disputes that we presently believe to be significant, see Note 38 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F.

        We have a material amount of deferred tax assets which is subject to significant judgement by our management, and we face risks with regard to the recognitions and recoverability of these assets.

        The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

        For the year 2020, a TRY 647.9 million deferred tax asset has been recognised in Ukraine in respect of losses. Please refer to Note 9 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F. lifecell has recorded positive taxable profits for the year ended 31 December 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date. However, the accuracy of the judgments and estimations that lifecell will continue to generate taxable income in the future based on the business plans and the current Tax Regulations in Ukraine may be subject to change.

        Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls, particularly as our Company grows and enters into new businesses.

        We maintain and regularly review internal control over our financial reporting. However, internal control over financial reporting has inherent limitations and there is no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements on a timely basis. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. This risk is exacerbated by our rapid growth into new activities, which creates additional challenges in identifying risks and designing and implementing systems to control them. In addition, we have entered into an agreement with a vendor that will provide a software solution for replicating accounting data from a variety of systems into a single system to obtain consolidated financial reports, which creates risks associated with transition and implementation and can further complicate the process of identifying risks and designing and implementing systems. Furthermore, we operate in a decentralized structure in which most compliance functions are managed at the level of our operating companies rather than at the parent company level, which can further complicate the process of identifying risks and designing and implementing systems.

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

        Our latest review as of December 31, 2020, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a "material weakness". Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

        Our consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

        Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and technology personnel in Turkey and elsewhere is intense, in particular in the area of cyber-security. In addition, we depend on our dealers, distributors and their employees for the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor. Furthermore, should a significant number of our employees, or certain members of our key personnel, be unavailable due to measures (e.g., quarantine, confinement, etc.) implemented in the context of COVID-19 or other pandemics, or should we suffer the loss of such employees as a result of COVID-19 or other pandemics, this may have a material adverse effect on our operations, including customer service, sales, and the deployment, operation and maintenance of our networks.

        Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses.

        The market price of our ADSs may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs will take place in different currencies (U.S. dollars on the NYSE and Turkish Lira on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Turkey), resulting in the trading prices of these securities differing on these two markets. Securities markets worldwide experience significant price and volume fluctuations. In particular, the long-term effects to the global securities markets of pandemics and other public health crises, such as the on-going COVID-19 pandemic, are difficult to assess or predict, and may include a decline and volatility in the market prices of our ADSs. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our stock or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses. In addition, share sales by major shareholders, and the perception that significant sales could occur, may have an adverse impact on the price of our shares and ADRs.

ITEM 4.    INFORMATION ON THE COMPANY

4.A History and Development of the Company

        Turkcell Iletisim Hizmetleri A.S. is a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE. In October 2020, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. ("TVF BTIH"), a subsidiary of Turkey Wealth Fund ("TWF"), the wealth fund of the Republic of Turkey, acquired control of 26.2% of the outstanding shares of our company, making it our largest shareholder. 19.8% of our shares are controlled by our second largest shareholder IMTIS Holdings S.á r.l., an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

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

        Our GSM license was granted in April 1998. Under our license, we pay the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport and Infrastructure for a universal service fund.

        In early 2009, we were granted a 20-year type a 3G license, which provides the widest frequency band and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

        In 2013, we won an auction held by the Ministry of Transport and Infrastructure related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service in these areas for three years. This contract was extended through December 31, 2019 and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure extended the contract under the same conditions through December 31, 2020, and is preparing a new auction for the operation of the universal service beyond December 31, 2020.

        In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four installments, where the last installment amounting TRY 1,535 million was paid in April 2017.

        Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of total spectrum available to the mobile operators in Turkey. The large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment, have enabled us to provide the fastest 4.5G speeds through carrier aggregation techniques and availability of advanced user devices supporting new features. Turkcell supports up to 1400 Mbps speeds on its network and this allows customers to get better network experience and access mobile services at speeds comparable to fiber broadband.

        Following the 4.5G launch, Turkcell focused on providing its own digital services with a view to differentiate its offerings from the competition and tap into new growth areas. We develop and manage digital and techfin services to address the diverse needs of both consumers and corporates.

        Our Company has also branched out into the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home ("FTTH") network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by ADSL service, an alternative fixed wireless access ("FWA") solution is also offered.

        We have a strong track record of profitable operations with total revenues of TRY 29,103.7 million, Adjusted EBITDA of TRY 12,270.3 million and net income of TRY 4,237.1 million for the year 2020. We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 9,078.9 million for the year 2020.

        Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2020 that number had grown to 47.9 million for the Group.

        In addition to our operations in Turkey, we have various international operations. For more information, see "Item 4.B. Business Overview—IX. International and Domestic Subsidiaries".

4.B Business Overview

        Over the past 26 years, Turkcell has played a central role in the development of the telecom industry in Turkey, first as a traditional mobile operator, then as a converged telecom operator, and finally, also as a digital service provider. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the telecom market leader in Turkey on the back of our service quality, value proposition and strong distribution network. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications, digital services, digital business services (previously referred to as "digital solutions") and techfin services.

        We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators, and with an extensive network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and television. We have our own fiber network that is currently capable of offering 10 Gbps.

        We had 47.9 million subscribers in Turkey, Ukraine, Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2020. In Turkey, we had 36.7 million total mobile, fixed and IPTV subscribers as at the same date.

        Our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International.

  •
  Turkcell Turkey.  Our Turkish telecommunications business represents the largest share of our business, accounting for 86.5% of our revenues and 86.3% of our Adjusted EBITDA in the year ended December 31, 2020. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and have the broadest 4.5G spectrum in Turkey, which we believe provides us with a competitive advantage by allowing us to provide high quality and high speed data service to our customers, as well as providing digital services on top.

  •
  Turkcell International.  Turkcell International accounted for 8.7% of our revenues in the year ended December 31, 2020. We have telecommunications operations in a number of international markets that we believe are complementary to our operations in Turkey and the potential to export our business model. These geographies include Ukraine (which accounted for 6.2% of our revenues in the year ended December 31, 2020), Belarus (which accounted for 1.4% of our revenues in the year ended December 31, 2020) and the Turkish Republic of Northern Cyprus (which accounted for 0.8% of our revenues in the year ended December 31, 2020), the Netherlands and Germany.

  •
  All other segments.  Mainly comprised of our financial services, energy business, and third-party call center business revenues. This segment accounted for 7.1% of our revenues in the year ended December 31, 2020, of which 2.3% is attributable to intersegment eliminations.

        We have a strong track record of profitable operations with total revenues of TRY 29,103.7 million, Adjusted EBITDA of TRY 12,270.3 million and net income of TRY 4,237.1 million for the year 2020. We have achieved these results while continuing to invest in our network to support our strategy of offering quality service and innovative solutions, with capital expenditures of TRY 9,078.9 million for the year 2020.

        We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 35.4 billion as of December 31, 2020, making us the ninth most valuable publicly traded company in Turkey at that time.

I. Industry

a. Overview

        Mobile telecommunications technologies evolve at a very fast pace and, approximately every decade, a new generation of advanced cellular technology becomes available for use in mobile networks. These technology transitions enable an enhanced user experience via the introduction of higher data speeds, reduced latencies, and larger capacities, thereby paving the way for more advanced applications for end users.

        Since Turkcell was founded in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and recently to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more to data, along with simultaneous voice and data capability. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers services over 2G, 3G and 4.5G technologies. 5G is not commercially available in Turkey yet, however we are making preparations to ensure that our network architecture and topology are aligned with the needs of a future 5G network. For example, in 2018 we have demonstrated our 5G FWA capability in a millimeter wave band (28GHz), which was the first 5G live network test in Turkey. Since then, we have focused on different usage of 5G, reaching out to as many vertical sectors as possible while maintaining a local R&D focus. Within this scope, we have showcased our 5G capabilities in drone communications, 5G connected ambulances, real-time virtual reality over 5G and 5G live TV broadcasting on our 5G test network. Furthermore, we upgraded our network to be fully ready for NSA 5G (non stand alone—upgraded version of LTE core network to ready 5G) in core network. We are upgrading our LTE base stations to support 5G service in our current frequencies.

        Our Company has also branched out into the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home ("FTTH") network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by ADSL service, an alternative fixed wireless access solution is also offered.

b. The Turkish Telecommunications Market

        We believe that the Turkish telecommunications market has growth potential due to favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

        There were 83.6 million people living in Turkey as of December 31, 2020. According to a TUIK announcement, the estimated median age of the Turkish population is 32.7, which is lower than elsewhere in Western Europe, and the majority of the population live in urban areas.

        There are currently two other major operators in the telecommunications sector in Turkey apart from Turkcell: Turk Telekomunikasyon A.S. ("Turk Telekom" and together with its mobile segment Turk Telekom Mobil ("TT Mobil") and TTNET, or "Turk Telekom Group"), and Vodafone Telekomunikasyon A.S. ("Vodafone"). In 2020, the total revenue of the Turkish mobile and fixed markets was TRY 66.5 billion compared to TRY 57.3 billion in 2019, according to the operators' announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey's reported revenue and Turk Telekom's construction revenue is excluded).

        Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund. The Republic of Turkey's Ministry of Treasury and Finance owns a 25% stake in Turk Telekom, and our largest shareholder, TWF, holds a 6.68% stake according to Turk Telekom's disclosure. In December 2018, Ojer Telekomunikasyon A.S.' shares in Turk Telekom (representing 55% of the company) were transferred to a special purpose vehicle, Levent Yapilandirma Yonetimi A.S., and on September 2019, a financial adviser was mandated for the sale of those shares.

II. Strategy

        Over the past 26 years, Turkcell has played a central role in the development of the telecom industry in Turkey. This has been achieved as a result of our core competencies, which include our strong brand, excellent customer relations, high quality infrastructure, market-leading technology as well as a skilled work force. Going forward, we will strive to continue the profitable growth of the Group by leveraging our competencies and focusing on three key strategic areas, in addition to growing in our core telecom services: digital services, digital business services, and techfin services.

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

        Turkcell began its digital transformation with the vision of becoming a provider of the full set of digital experiences for its customers and a leader in the digitization of the economy in countries where it operates. Our unique portfolio of digital services such as TV, music, publishing and communication are made available to our customers through our market-leading telecom capabilities, which set us apart from global over-the-top ("OTT") players. We are focused on monetizing these services, particularly on their revenue generation on a standalone basis. Already offered by our international subsidiaries, our digital services are set for expansion in new markets through commercial partnerships, mainly with other telecom operators.

        We continue to support our business model with investments in industries that have synergies with our digital business. As such, we have established a digital business services company that provides tailor-made, end-to-end information & technology (ICT) solutions—connectivity, hardware, data center and cloud services, security services, system integration and managed services, business applications, Internet of Things ("IoT") and Big Data—for enterprise customers particularly in our target sectors including finance, health, education, logistics, manufacturing, retail, energy, tourism, SMEs and central and local authorities by leveraging our ability to combine telecom and IT services and thereby adding value in the course of their digital transformation.

        We also focus on techfin services, namely through our digital payment services platform, Paycell, which has established key vertical business lines including mobile wallet, carrier billing, utility payments, money transfer, QR code payment and POS services. Going forward, Paycell will focus on enhancing its product & services portfolio, expanding merchant acceptance with tailored products, and scaling its existing products. We are committed to capitalizing on this well-established payment services platform. In addition, our financing company, Financell, enables users to purchase smart devices, and our insurance agency company, Turkcell Sigorta, focuses on insurtech products.

III. Customer Segmentation and Services

a. Customer Segmentation

        In Turkey, as of December 31, 2020, we had a total of 36.7 million subscribers including 33.4 million mobile subscribers, 2.4 million fixed broadband subscribers and 871 thousand IPTV subscribers.

        With our digital service provider vision and as part of our increased focus on customers, we take a number of actions designed to increase customer base and loyalty, and such loyalty actions are designed in line with the targeted segments' lifestyles, needs, priorities, and expectations.

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

On a broader scale, Turkcell Turkey divides its customers into three main categories:

  Consumer Category

        In the consumer category, we manage our mobile customers either under the mass segment or under one of our three large sub-segments, youth, women and premium. In addition, a micro segmented approach has been applied throughout the year, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital service provider and enlarging our customer base, we provide numerous offers and campaigns enriched with our digital services such as BiP, fizy, TV+, Dergilik and lifebox, in accordance with market dynamics and customer demand.

        Fixed broadband customers are consolidated under a single segment (residential) and managed under the consumer category along with mobile consumers. By positioning the residential segment under the consumer category, we aim to enhance convergence between mobile and fixed businesses. Under the residential segment, we have our fiber internet customers, who use our own fiber infrastructure, and our DSL and cable customers, to whom Turkcell is a reseller. Turkcell's FWA business, Superbox, is run under the residential segment.

  Corporate Category

        The corporate category for our mobile and fixed customers comprises our small and medium business customers and as well as our enterprise customers. We provide differentiated mobile and fixed communication offers for each of these customer groups and support their digital transformation process with our digital business services.

  Wholesale Category

        Our wholesale category focuses on managing wholesale voice, data, roaming, tower and digital services with the national licensed operators, international operators and network-centric business owners such as data centers and content providers.

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

b. Services

        We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkey. We provide a range of digital services under communication, music streaming,

entertainment, and techfin categories. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a SIM card with 3GB of monthly data and a balance of TRY 35, or monthly 750 minutes, 250 SMS and 25GB of data, with 20GB additional quota for their every TRY 34 or more top-up (TRY refill) up to 3 times in 120 days following the opening of the lines. As of December 31, 2020, we had 11.5 million prepaid subscribers and 22.0 million postpaid subscribers, compared to 12.4 million prepaid subscribers and 20.4 million postpaid subscribers as of December 31, 2019.

        We provide a range of fixed services in Turkey including voice, broadband and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, through sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet services, and direct to home broadcasting services in Turkey. As of December 31, 2020, we had approximately 2.4 million fixed broadband customers of which 1.7 million were fiber customers, 707.6 thousand were ADSL customers and 67.7 thousand were cable customers, compared to 2.3 million fixed broadband customers of which 1.5 million were fiber and 719.1 thousand ADSL, and 49.2 thousand cable customers as of December 31, 2019.

(i) Voice Services

        Voice services are among the key services that we provide to our customers. Voice services consist of high-quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband Services

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

        Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera) and have an open operating system (e.g. iOS, Android, Windows Mobile) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 81% by the end of 2020, up from a 76% penetration at the end of 2019. This growth resulted mainly from non-smartphone customers shifting to smartphones as a result of the various campaigns promoting 4.5G enabled smartphones. As of December 31, 2020, the number of subscribers who have signed up for 4.5G on our network was 31.8 million. This represents 95% 4.5G subscriber penetration of our mobile customers in Turkey. With rising 4.5G penetration and the increase in the number of FWA-service users, average mobile data usage reached 11.7 GB per month in 2020, vs. 7.4 GB per month in 2019, while average mobile data usage of 4.5G users reached 13.6 GB per month in 2020, vs. 9.1 GB per month in 2019. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2020	2019	2018	2017	2016
Number of smartphones on our network (millions)	23.7	22.0	22.4	22.1	19.2
Number of 4.5G compatible smartphones on our network (millions)	21.5	19.2	18.0	15.7	11.3
Penetration(1)	81%	76%	74%	72%	64%

(1)
Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

        Since February 2014, the sale of smartphones through credit cards with installment plans has been banned in Turkey. Turkcell initiated Financell in 2016 to offer its customers consumer loans in their purchase of smart devices. As a macroeconomic prudential measure, the BRSA has introduced a limit to the number of installments for consumer loans, starting from September 2018. Since January 2020, smartphones and tablets with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, whereas the maximum installments is increased to 12 months for smartphones and to six months for tablets with a retail price of up to TRY 3,500.

        Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complementary products such as accessorizes, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand such as Samsung, Apple, Huawei and some local handset manufacturers such as Vestel and General Mobile. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price.

        When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

        We offer fixed broadband internet tariffs to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent's network to provide services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering with our unique brand and our competitive customer service. Outside of our own fiber infrastructure we are able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service. We emphasize our "no hidden fees" value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices.

        In addition to the internet, voice and TV bundles, our residential broadband customers are offered the fixed broadband and fiber device bundled campaigns, where significant discounts on specific models of smartphones, tablets and modems are offered to customers with 12- or 24-month internet service contracts with our Company. Furthermore, starting from the first quarter of 2020, our residental segment customers are able to benefit from campaigns with devices that match their credit scores and obtain financing from Financell.

        We also serve our customers with our FWA service called "Superbox", which offers wireless high-speed internet access for customers and primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Turkey. The required equipment is included in the subscription plan and uses the LTE Advanced network as a backhaul to provide internet connectivity. As of December 31, 2020, we had 591 thousand Superbox customers in Turkey, up from 323 thousand a year ago. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

(iii) Digital Services and Solutions

        Over the course of the past five years, Turkcell has developed its own digital services (applications) and solutions. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on both iOS and Android platforms. These applications are available for any user regardless of their choice of mobile operator. All of these apps are created and sustained by our in-house mobile application development team comprised of more than a thousand R&D engineers.

        Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. We are also focused on marketing our digital services portfolio to trusted telecom operators around the world. Having established stand-alone companies for some of these services, we have taken an important step towards their global competitive positioning. These companies include the ones for BiP, lifebox, TV+ and fizy brands, with which we aim to stand out in the global competitive arena. As part of this structure, these brands aim to conduct their activities in a faster manner and with a greater focus with their own organizational structures.

        In 2020, total digital services standalone revenues increased by 26% year-on-year to around TRY 1.3 billion, and c.3 million standalone paid users which include subscriptions for IPTV, mobile (OTT) TV, fizy, lifebox and Dergilik. The performance of our digital services portfolio is monitered internally through KPIs that are relevant to each individual service internally.

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

  •
  "Discover" section on various topics including business, health and weather amongst others;

  •
  Peer-to-peer money transfer;

  •
  Ability to share location with contacts, and

  •
  Emergency communication feature.

        The BiP Discover section offers a connected life experience as a marketplace that consists of various entertainment and information services. This section offers two-way communication between users and services. BiP Discover serves over hundreds of different services, including top Turkish banks, TV shows, celebrities, content providers and customer services, with around 75 million followers. BiP users, independent of operator, can access an online COVID-19 questionarre at the Ministry of Health channel in the BiP Discover section, and access the Ministry of Health Contact Center Information Line free of charge. Users following the channel can also instantly access current news on the pandemic announced by the Ministry of Health, the COVID-19 Live Map showing the latest updates and other relevant announcements.

        BiP's infrastructure enables Multicloud Architecture, through which operators can build their own digital communication platform, thereby safely storing their communication data in their country as well as customizing their app by changing the brand, app logo and providing their local services. Moreover, all app users (BiP or its customized apps working on this multicloud infrastructure) can seamlessly communicate between each other.

  BiP Meet

        We have developed our own video conferencing solution, BiP Meet, in order to meet the ever-changing needs of consumers and businesses and adapt to the changes brought by the global pandemic. Available as a desktop app and online, BiP Meet is secure, reliable, and user-friendly. We are developing a mobile application version which we aim to launch in 2021. We offer free sign-up to BiP Meet where the trial package provides for up to 50 meetings (limited to 1 hour) per user per month free-of-charge. The trial package includes various features such as secure meetings with password-protected rooms, screen sharing, hiding & unhiding display, microphone and camera management, group and private messaging and host controls.

  TV+

        Turkcell's multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. With a view to increase TV+ penetration, we have also deployed TV+ on Apple TV, Android TV, TV+ Ready (Android TV Box) and Smart TV applications. TV+ Ready is a new generation Android box that is easy to install to any television with any internet connection. TV+ Ready is offered with premium content of TV+, and we are the first brand to bring content bundle Android TV offer to the Turkish market. TV+ Ready also enables its user to reach and use other apps available at the Google Play store.

  fizy

        Digital music service fizy enables its users, through the application and the web version, to access around 33.5 million songs, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with "student", "standard" and "premium" options that also includes data available for this service. Premium users can stream music on fizy without any ad interruptions, and have the flexibility to listen to songs offline. The application offers personalization through enhanced-AI technology. fizy is also available in Belarus and the Turkish Republic of Northern Cyprus.

  lifebox

        Turkcell's personal cloud service, lifebox, is the first local cloud-storage service in Turkey. It enables users worldwide to store their photos, documents, contacts, and videos in one secure,

convenient and personal space with auto sync abilities, and to share them easily. lifebox also offers a phone book synchronizing feature. Each user who downloads and logs into the application is given 5GB of storage space free of charge. lifebox also offers the PhotoPick feature, which uses AI to suggest the best photo for Instagram. Launched in 2020, lifebox Transfer offers a convenient and free-of-charge experience of fast file sharing without need for membership, while storing the data in Turkey.

  Dergilik

        Our digital publishing app, Dergilik, gives users access to more than 400 popular magazines, including international ones, and more than 50 newspapers published in Turkey. Dergilik is offered in two main subscription options: standard subscription with limited access to the content and premium subscription with full access. All magazines and newspapers available on Dergilik are also available for download. The application is enhanced with auto-download features, text to speech (audible articles), spontaneous news feed as well as competitive quiz games. Dergilik users can also reach websites of magazines and newspapers free of data charge.

  Yaani

        Yaani is a search engine and browser, providing a fast, secure and stable browsing experience, combined with a unique set of features through the Yaani browser. Yaani is available for both iOS and Android devices, and is also available as a search engine. Yaani was created based on Turkey's specific user patterns and can access local content first, thereby increasing the relevancy of the searches.

  YaaniMail

        YaaniMail, Turkey's local free e-mail service, was launched in December 2019 serving individual users with the "@yaani.com" domain. This all-access and cross-platform service provides a pure e-mail experience with its user-friendly and seamless design. Users' personal and sensitive data is kept securely at Turkcell's data centers located in Turkey. Furthermore, in April 2020 the corporate e-mail service YaaniMail Business was launched, providing customized security policies tailored to organizations' needs and offering them the ability to use their own domains. YaaniMail Business can be used as a cloud service without the burden of maintaining the infrastructure; alternatively, with the on-premises model, organizations are able to keep their data locally. YaaniMail Business is offered at affordable prices coupled with an expert support team for remote and on-site assistance.

  Digital Operator and My Company

        One of our priorities as Turkcell is to drive customer loyalty through the digital platform. Within the scope of this strategy, we have invested in our digital self-service channels. The primary channel is our mobile application called "Digital Operator" with which we provide our customers the ability to track their bills, usage and settings and execute transactions and purchases. Digital Operator had 56.4 million downloads to date and 23 million three-month active users in 2020.

        In 2020, we continued to use the Digital Operator app as the platform to offer a successful marketing campaign called "Shake & Win", which has delivered 2.1 billion gifts to date, where most of these gifts were in the form of data, minutes or trial subscriptions to digital services such as TV+, fizy, Dergilik, and lifebox. We also launched Turkcell Gift Pool, a loyalty and gamification hub within the app where users can browse and claim gifts, rewards and privileges. Since its launch in October 2019, 14 million customers visited Turkcell Gift Pool over 210 million times. These have become a substantive medium for Turkcell subscribers to discover and experience our digital services. Since December 2020, Digital Operator serves also as an alternative gateway to our technology and electronic goods marketplace Turkcell Pasaj, where we offer a wide range of technological products.

        Our fixed broadband subscribers can also manage their accounts with this application. Nearly 300 thousand Turkcell Superonline customers made 2.5 million transactions monthly using the Digital Operator App.

        Turkcell My Company app and web platform feature our digital services and solutions for corporate customers. The platforms are enriched with digital-only campaigns and packages, loyalty scenarios, and a fully digital subscription process. In 2020, 300 million transactions were made by 350 thousand companies from the Turkcell My Company app and web platform.

  UpCall

        UpCall is an application enriching and facilitating our customers' calling experience with its different features offered through our capabilities as a telecommunication operator. When a call is received from a number that is not saved in the user's phonebook, the caller's ID is displayed. The UpCall application also offers a smart search feature that enables the access to the identity of the owner of an unknown number based on the Turkish National Telephone Directory. Further, the application is capable of initiating a group call with a single click; offers the opportunity to add a topic, picture or a sticker to the calls; enables a "do not disturb mode", and proposes a set of ring tones for users who want to inform callers that they are currently not able to answer the call.

  Digital Society Solutions

        Turkcell is not only focused on services that increases ARPU levels but also eager to leverage its digital and technical competencies to create value for society, empower society for equal social inclusion and create a better future together. This focus resulted in several digital society solutions, including Hello Hope, Whiz Kids, DQ, My Dream Companion, My Sign Language, My Gem Inside and Arikovani.

        Launched in 2016, Hello Hope is a mobile application that aims to facilitate the lives of Syrian refugees in Turkey, through Turkish learning flash cards, instant voice translation and useful information. This application became a hub for delivering information on the COVID-19 pandemic, with the collaboration of institutions including the Turkish Red Crescent and World Health Organization. The Whiz Kids project was initiated in 2016 under the auspices of the Ministry of National Education. By way of in-classroom setting as well as trainings through mobile applications and online platforms, the Whiz Kids app aims at empowering children in Turkey to realize their potential through the education of new technologies. The DQ mobile application, launched in January 2019, a project initiated by DQ Institute, is aimed at improving children's technical, cognitive, meta-cognitive, and socio-emotional competencies that are grounded in universal moral values and to enable individuals to face the challenges and harness the opportunities of digital services. The My Dream Companion application enables the visually disabled individuals to access information rapidly and easily, providing them a more active and independent social life through its instant audio description and indoor navigation technologies. My Sign Language is a mobile application that seeks to improve communication between hearing disabled and those unfamiliar with sign language. It also provides hundreds of accessible content items with sign language. My Gem Inside is a mobile application offered free of charge to all in Turkey, that supports the cognitive, emotional and behavioral development of children with autism through over 90 educational programs, along with their development through inclusive education. Arikovani ('Beehive' in Turkish) is a crowdfunding platform that helps entrepreneurs source funds needed to execute their technology or innovation-oriented projects.

  Digital Identity Management Services

        Fast Login is a secure universal login solution which allows users to securely access a wide array of digital services and websites using their mobile phone or e-mail account for authentication. It is powered by GSMA under the Mobile Connect name and was launched in December 2015. Simply by matching the user to their mobile phone, Fast Login allows them to login to websites and applications quickly without the need to remember passwords and usernames. Fast Login is integrated to 76 Turkcell and 30 non-Turkcell applications with new technology upgrades. In 2020, Fast Login, having reached 28 million registered users, was used 350 million times with its easy, fast and secure mobile authentication service.

        Mobile Signature, launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally-binding digital signature using public key infrastructure (PKI) on SIM cards. Mobile Signature users can easily verify their personal identity in a digital environment and complete transactions remotely.

        One Time Password is widely used by service providers as a secondary factor for authentication of transactions. The service allows service providers to send a single-use password via SMS to their end users in order to ensure transaction security. It is commonly used for online banking processes and login transactions.

(iv) Digital Business Services

        Turkcell Digital Business Services combines the overall telecom service provider strategy of Turkcell with its "Digital Transformation Business Partner" strategy for corporate customers. In this regard, we contribute to the digital economy by providing end-to-end digital solutions for both private and public enterprise customers. Furthermore, we implement projects with high value propositions, while helping our clients to increase their profits by either lowering their operating costs or generating higher revenue.

        In addition to our connectivity services based on our strong infrastructure, we offer various services such as cloud solutions, data center services, cyber security services, managed services, IoT, big data analytics, business applications, industrial vertical solutions and new generation technologies.

        While continuously meeting the telecommunication and IT needs of enterprises with Turkcell assurance, expertise and differentiation, we continue to improve the quality of our products and services with our superior infrastructure, technology investments and well-qualified human resources.

        We are planning the future technology investments of our customers together with them, by integrating our ongoing infrastructure investments with the new generation services. Thanks to this approach, in their digital transformation journey, our customers are free to focus on their core business, while having an optimum financial model in their new technology investment plans.

        In 2020, total digital business services revenues increased by 30% year-on-year to TRY 1.8 billion.

  Fixed telco & Cyber Security Services

        We serve the Turkish market with our 50 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell's value proposition of connectivity infrastructure has three main components: Fixed data services, fixed voice & unified communications services and cyber security services.

        In the second quarter of 2020, Turkcell launched its FlexVPN service. FlexVPN enables enterprises to use Turkcell's mobile infrastructure together with fixed access VPN services. Flex VPN offers a flexible solution for organizations' remote-working capabilities through quota-free mobile package offers. As a result of increased remote working, we believe that the FlexVPN service is likely to become an important network access tool for corporate customers.

        SD-WAN (software-defined networking in a wide area network) Services, launched at the beginning of 2019, provides tools for enterprise customers to minimize the time allocated for network management and to strengthen branch security. With SD-WAN technology, Turkcell enables cloud-based network services such as firewall, security and routing for enterprise customers. SD-WAN also provides multi-tenant architecture, bonding detailed monitoring, and app-based traffic engineering features. Turkcell aims to offer conventional and next generation network services together.

        Turkcell Single Office service enables companies to switch their on-premise PBX hardware to a cloud-based unified communication service. This service is fully managed and operated by Turkcell teams, and customers are provided with IP phones and flexible payment models. Turkcell's Single Office service includes a softclient capability that works both on iOS and Android devices.

        Managed Security Services is provided to corporate customers for their cyber-security needs and includes DDOS protection, managed firewall services, penetration and vulnerability services, threat intelligence services and a managed security operation center. At the end of 2020, Turkcell has begun to offer cloud-based security services which will enable Turkcell to provide flexible capacity offers with different security vendors. Turkcell manages over three thousand cyber security services for more than 1,500 customers. Furthermore, through its proactive approach, Turkcell has developed its own threat intelligence platform named "Turkcell Bozok".

  Data Center & Cloud Services

        Turkcell offers a wide range of data center solutions for its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual server, virtual data center), backup, disaster recovery and security services. As at the end of 2020, Turkcell managed over 11,000 virtual servers and protected more than 20 Petabyte of data for its corporate customers. As of December 31, 2020, our datacenters are based across eight locations in Turkey on approximately 39,500 sqm. of total data center white space area, i.e. the area where IT equipments are placed.

        In addition to traditional data centers located in Dudullu, Kartal, Yenibosna and Sogutozu, with a total white space area of approximately 15 thousand sqm., we built our first new generation data center in Gebze in 2016, which has an area of 33 thousand sqm. with 10 thousand sqm. of white space and 30 MVA power capacity, thereby meeting the highest corporate standards. In 2018, we invested in our Izmir data center which has 2,350 sqm. white space. In late 2019, we built a new third generation data center in Ankara, the largest in Turkey with its 12 thousand sqm of white space area. Also, we completed the construction of a new datacenter with 6 thousand sqm white space capacity in Corlu in Turkey's Western Europe side, and it is planned to be operational in the second quarter of 2021.

        Turkcell offers cloud services from six of its data centers with high availability and reliability standards. We have integrated all of our cloud services on the website, www.turkcellbulut.com. Through this platform, users may configure their infrastructure and software services within minutes and manage them through a self-service portal. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs. Turkcell Cloud is the first cloud platform that is authorized with ISO27017 "Cloud Computing Information Security" certification in Turkey.

  Managed Services—End to End Solutions

        We provide end to end solutions for customers as part of their digital transformation process, by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs—we have implemented almost 1,500 projects to date. With our project management team, we implement system integration projects, IT outsourcing projects, network, security and system management services, application management, end-user services, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

  Digital Business Applications

        Business Applications gives corporate customers a competitive advantage by providing non-core industrial solutions. Cloud-based SaaS products such as digital learning, biometric signature, digital archive, domain & hosting solutions and collaborative products, digital invoicing solutions along with new generation products are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience. Going forward, we will focus on process automation, remote order and e-commerce solutions as they have become crucial in the context of the COVID-19 pandemic.

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

  IoT Products & Solution Management

        Turkcell has focused on its Machine-to-Machine ("M2M") and IoT business since 2009, whose principal markets in Turkey include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. Turkcell launched Turkey's first M2M Platform in March 2012. With the M2M Platform, customers can manage their M2M sim cards more effectively. As of December 31, 2020, the number of M2M subscribers increased to 2.8 million, up from 2.6 million as of December 31, 2019.

        In addition to the M2M Platform, Turkcell launched its IoT Platform in November 2019, which enables enterprises to transform ordinary devices into connected devices. It gives them control of their IoT solutions, providing them the visibility and intelligence required to transform their business. An online dashboard of tools and data feeds, Turkcell IoT Platform is a one-stop IoT platform for device management, data collection, data visualization, application development and runtime analytics. Turkcell IoT Platform runs on turkcellbulut.com, which is a fully automated cloud platform. It offers true multi-tenancy, scalability & high availability and security.

        Turkcell will continue to pioneer this business line with the release of services on upcoming new technologies such as consumer/corporate IoT and NB-IoT (NarrowBand-Internet of Things). Turkcell aims to launch new end-to-end solutions on specific IoT verticals in the upcoming periods.

        Mobility, a key IoT vertical for Turkcell, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2C/B2B team tracking, vehicle tracking, connected car solutions and fleet management. Within the Turkcell Kopilot product family, Turkcell enables firms to track their fleet on maps, access critical reports about their fleet and encourage their drivers to drive safely through a single, user-friendly platform. In addition, corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil ("Team Mobile"). Team Mobile is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes at a minimal investment cost for companies.

        Turkcell designs industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated energy solutions. We provide solutions to create smart factories and that are designed for the energy market. Turkcell has launched a new smart energy service named "Turkcell Enerjim", targeting mainly corporates to help them monitor their energy consumption and increase their efficiency.

        Turkcell has launched a service named "Turkcell Filiz", which is a mobile application and used with the soil-weather IoT station to digitalize agriculture practices. It provides instant data regarding fields and aims to increase the productivity of farmers by assisting them with their irrigation and spraying decisions according to soil and weather conditions.

  Big Data Analytics Services

        Turkcell offers big data analytics services to companies to help them understand sector dynamics. These services also enable companies to obtain information on their customer base by providing demographic and behavioral analysis or competitor analysis to help them support their marketing strategy through data. We use advanced artificial intelligence, machine learning and data analytics capabilities to create new insights and propositions. We have two main service offerings in Big Data domain: "Insight as a Service" and "Analytics as a Service".

  (i) Insights as a Service (Business Insights)

        Turkcell re-designed its B2B insight services in 2019 to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brands' and competitors' customer profile, branch visits, crowdedness, and purchasing behavior, etc. This serves as an innovative and data-based alternative to traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision-making process for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand. At the end of 2020, Turkcell launched its cloud-based Insights as a Service Platform to serve B2B customers.

  (ii) Analytics as a Service (Business Analytics)

        In addition to the Insights as a Service Platform, Turkcell also launched its Analytics as a Service Platform in 2020. By using this platform, Turkcell has developed unique solutions to enrich customer offerings by analyzing the behavioral data of Turkcell users. These services help customers improve their analytics models such as credit risk scoring, fraud scoring, digital customer scoring and customer segmentations.

        Further, together with SAS, which is the leader in the global analytics market, we launched cloud-based SAS packages for the first time in Turkey in November 2020. We aim to provide advanced analytics services over Turkcell cloud in the industries of focus, so that our customers can use their big data to create analytics reports that will help them to increase their productivity and efficiency.

  Industry Specific Solutions

        Besides our value-added IT services, we also implement digital transformation projects with industry-specific vertical solutions that address the individual needs of each industry. For the ten sectors in our target market including finance, health, education, logistics, manufacturing, retail, energy, tourism, SMEs and central and local authorities, we offer a targeted solution set that points industry specific needs.

        As an integrator that provides and operates all the solutions it needs in terms of technology, we hold a leading position in the public-private partnership (PPP) market in terms of both the number of beds and the number of hospitals. Seven city hospitals—Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir and Tekirdag hospitals—are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, is managed by Turkcell. Besides, Turkcell has established the technological infrastructure of two multi-purpose emergency hospitals in 2020 during the COVID-19 pandemic. As at the end of 2020, total bed capacity of 7 PPP hospitals was over 8 thousand, strengthening our market leadership in terms of these KPIs.

        Yozgat Hospital was awarded the HIMSS7 certification, that is the highest level of the HIMSS certification and is the only internationally accepted international standard regarding the digitalization level of a hospital in Turkey.

  Partner Ecosystem and Vendors

        There are three different categories of business partnerships in our ecosystem: Our subcontractors, those with whom we develop business and/or products and our sales business partners. We manage this ecosystem on an end-to-end basis.

        Through our sales business partners, we focus on creating new sales prospects for our products, services and system integration projects. Our wide network of these companies enables our services to achieve sales targets.

        In 2020, we launched the "Partner Program" where we created an incremental value of partnership for nearly 150 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services thereby generating revenue through our premium system.

        Moreover, through our partnerships with global vendors, we are expanding the solution sets we offer to our customers vis-a-vis technical competence and project diversity. As at the end of 2020, we have 21 global vendor partnerships.

        See "Item 3.D. Risk Factors" for a discussion of the regulatory changes affecting our digital services for consumers and corporates.

(v) Techfin Services

        Turkcell focuses on techfin services through our digital payment services platform, Paycell, and our finance company, Financell.

        The vision of Paycell is to be an enabler on financial inclusion with the combination of technology and financial services. Paycell was established to provide techfin services including mobile wallet, direct carrier billing, inter-city subway/bus card uploads (istanbulkart), utility payments, money transfers, prepaid cards (physical and virtual), QR code payments and POS solutions. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell's aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to the consumers while facilitating further revenue generation for the merchants through payment and CRM solutions. For its customers, Paycell, through the Paycell mobile application, offers various services including quick and easy payments via QR code, easy money transfers, loyalty advantages and cross-promotions, which position Paycell as a "Super App". In the fragmented techfin market in Turkey, where competition is focused on providing solutions in particular verticals, Paycell differentiates and stands out with its strong positioning enabled by its wide portfolio of services as well as its access to Turkcell's advanced technology expertise, sizeable customer base and extensive sales channel. Further, Paycell's core value proposition for merchants is the ability to know their customer base better, offer targeted deals and a quick and easy method of payment which, at the same time, accumulates customer data for the merchant. Paycell also offers online payment infrastructure systems in order to increase its foothold both in online and offline commerce.

        Moreover, regulatory environment, which have become more supportive following the introduction of recent legislations mainly on open banking, and e-money, also has the potential to positively impact techfin activities.

        Our finance company, Financell serves to meet the financial needs of individual and corporate customers for their technology products. Established in 2018 as a subsidiary of Financell, Turkcell Sigorta Aracilik Hizmetleri A.S. ("Turkcell Sigorta") provides insurance agency services such as device protection, personal accident insurance & bill protection. Turkcell Sigorta intends to expand its services by tapping the health and home insurance markets.

(vi) Wholesale

  (i) International Roaming

        Our international roaming strategy has always been to achieve the best international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2020, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 207 destinations throughout the world, pursuant to commercial roaming agreements with 581 operators.

        On January 20, 2015, we launched LTE roaming services for our subscribers at many different locations around the world. As of December 31, 2020, our subscribers experienced LTE roaming services with 258 operators in 129 destinations. On April 1, 2016, we launched LTE roaming services for visitors from many different countries. As of December 31, 2020, subscribers of 261 operators from 116 different locations experienced LTE roaming services on the Turkcell network. We also provide international GPRS, MMS and 3G services. We also provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Turkey. As of December 31, 2020, our subscribers can send SMS to more than 734 mobile operators located in 209 destinations.

        Flight and travel restrictions were imposed globally starting from the beginning of the second quarter of 2020 due to the pandemic. These measures, which partially eased during the summer months, were imposed again in the fourth quarter as a result of the pandemic's second and third waves. The international roaming business was one of the most affected from these measures. In order to minimize this negative impact for future periods, we re-negotiated the commercial roaming agreements with foreign operators in line with revised projections reflecting new conditions, thereby keeping the negative impact of the pandemic at a minimum.

        We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm's-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 3.5 million in 2020 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 4.8 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to "Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)".

  (ii) Wholesale Voice

        Turkcell and Superonline Iletisim Hizmetleri A.S. ("Turkcell Superonline") together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

        As of December 31, 2020, Turkcell Superonline had interconnection agreements with over 100 national and international carriers. Turkcell has interconnection agreements with Turk Telekom,

Vodafone, TT Mobil and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2020, Turkcell had interconnection agreements with over 60 fixed line and mobile operators and carriers.

        As of December 31, 2020, Turkcell had agreements with 12 Directory Service Providers.

        A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020.

        For Turkcell, in Turkey, current interconnection rates are setby the ICTA's decision on mobile termination rates ("MTRs") and fixed termination rates ("FTRs"). For more information, see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry".

  (iii) Wholesale Data

        Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 12 border crossings from Turkey to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Seven of the border crossings are towards the East, where we offer capacity services to the Caucasus and Caspian region as well to the Middle East. In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and data center companies in the domestic market in Turkey. Turkcell Superonline is leading the localization strategy for Turkey's data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

        Turkcell Superonline has been taking important steps to develop Istanbul as the world's newest and important internet and content base due to its geostrategic location by successfully handling to transform the "Silk Road" into the "Fiber Road". Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships the Tier-1 operators and strategic partners between Asia, Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks ("CDN") and OTTs. As of December 31, 2020, we have the capacity to carry more than 10 Tbps of international traffic.

IV. Tariffs

        Our charges for voice, data and digital services consist mainly of bundles and also monthly fees, subscription fees, and volume discount schemes and options under various tariff schemes.

        We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national calls, data and some of our digital services.

        "Comfort Packages" is a payment plan structure launched in 2019 through which subscribers enter into a postpaid subscription contract under which monthly renewal is not mandatory and where add-on packages may be purchased via top-up packages. With Comfort Packages, our aim is to attract new subscribers and also, switch prepaid subscribers to the postpaid payment model. In 2020 we launched "Mega Plan", a new tariff structure offering large data quota that is available for a longer time frame.

Its users pay monthly for yearly quota; consume as per their own usage habits, enjoying an experience without of the feeling of being restricted in monthly time limitation for the data quota.

        Turkcell's fixed offers are based on speed and quota. The tariffs are designed by taking different needs of each customer segment into consideration. Turkcell's own fiber infrastructure enables fiber offers with speeds of up to 1000 Mbps, which we usually offer as bundled with our TV product. Turkcell also offers a tariff for a speed of 10 Gbps. Turkcell's ADSL service offers speeds up to 8 Mbps which can be offered as bundled with fixed voice service. Since 2016, VDSL is offered to our customers using DSL products, with higher speeds of up to 100 Mbps. Our cable internet offers are at speeds up to 35 Mbps. Our FWA product Superbox offers are at speeds up to 375 Mbps with a minimum speed of 10 Mbps.

        Turkcell's strategy is to provide the best customer experience through enriched value propositions and over a well-invested infrastructure. Better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply, to a certain degree, an inflationary pricing policy.

(i) Consumer Tariffs and Loyalty Programs

        We mainly offer bundled tariffs including voice, data, SMS and various digital services. We focus on providing a leading mobile experience in Turkey, and in order to meet customer needs in different segments (such as youth) we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

        Our aim is to provide offers that are tailored to the individual needs of our customers, considering their tenure, data usage and risk score, thereby favoring customer retention.

        In fixed broadband products (fiber, DSL and Cable internet), we have various tariffs for different internet speeds and quota. We offer 10 Mbps to 1000 Mbps internet speed for fiber internet, which we serve through our own infrastructure. In 2018, we have launched our fiber internet offer with 10 Gbps speeds, which is offered only by us in Turkey. Our fixed broadband tariffs are generally for a 12-month or 24-month commitment. We offer services to our customers also through the Vodafone and the Turksat infrastructure as part of our mutual infrastructure sharing agreements.

        We offer IPTV service, namely TV+, bundled only with our fiber internet service on our fiber infrastructure. Our fixed voice service is bundled with our fixed broadband service. Further, we also offer tablet, smartphone and new technology device campaigns with fixed broadband internet packages. In 2020, we launched TV+ Ready, a new generation easy-to-install Android set-top box as a first for the Turkish market provided by a telecom operator. TV+ Ready includes the premium content offered by TV+. The device also enables users to access on the Google Play store through their TVs.

        For households that are at locations without our fiber infrastructure, we offer wireless high-speed internet access service called Superbox, serving through our 4.5G network. Superbox device is included in the subscription plan.

        Turkcell aims to provide advantageous price schemes to its customers when abroad. With a customer-oriented focus, Turkcell offers alternative options depending on their roaming frequency. All Turkcell postpaid customers can enjoy "Roam Like Home" offer, enabling them to use their tariff at home while abroad by paying an additional daily fee.

        We have three applications called Platinum, GNC, and Turkcell Bizce which serve as platforms for our loyalty programs.

        Platinum is Turkcell's premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through the application. Platinum tariffs start from a minimum 89 TL and include richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum tariff customers. Tickets to popular shows, books, device and accessory gifts, airport transfers, car park services at numerous shopping malls, local car wash services and discounts at various restaurants are amongst the gifts that are offered through this program.

        GNC is an application for youth segment users. GNC offers young people entertainment through its new entertainment platforms, and provides advantageous offers and gifts. The GNC app announces surprise data offers twice a week through gamification scenarios such as "Crack the Egg" and provides co-branding offers, gift cards and free data with "Push & Catch". Users can play mini games and win freebies through tournaments. Users can compete on "Challenge TV", GNC's new content platform through challenge videos, and win various gifts according to views or likes.

        Turkcell Bizce is the platform aimed at women that supports equal opportunity, personal development and economic engagement for women. The platform enables customers to sell their handcrafted products online through "Bizim Pazar", which also offers expert self-development videos. The usage of Turkcell Bizce is data free, and the design of the application offers a seamless customer experience.

        In addition, we have been conducting a marketing campaign called "Shake & Win", which can be deemed a loyalty program. The campaign is available through our online self-service channel Digital Operator app and extends various gifts including free one-month subscriptions to some of our digital services, free daily or weekly data quota. Also, we provide special gifts to our loyal customers who have been Turkcell customers for over ten years and for Platinum customers.

        Further, we continue the loyalty program launched in 2019 in the form of a marketing campaign via gamification called #youdoit. The campaign runs through a channel on BiP and announces a new task on a digital service every week. Customers who accomplish their weekly tasks are entitled to weekly data packages. In 2020, the campaign became a true engagement and growth platform for our services via its gamification model and further increased its value for the company through its sales driven weekly tasks.

        Also, we continue our interactive campaign called "Surprise Point" where customers join through BiP app and visit certain locations to receive similar gifts as in the case of Shake & Win campaign. These campaigns have not only helped to increase data usage, but also enabled our subscribers to become familiar with our digital services. They have also contributed to customer retention by increasing their loyalty.

(ii) Corporate Tariffs and Loyalty Programs

        We focus on meeting the specific needs of varying corporate customer segments with tailored offers coupled with the best network and service experience. We offer various bundle packages including voice minutes, data, SMS, company on-net and/or flat minutes and digital services. As we strive to become corporates' technology partner in their digital transformation journey, we also provide a wide range of integrated services and solutions for them through our subsidiary, Turkcell Digital Business Services. These services include cloud services, security solutions, systems integration, consulting, innovation projects for the business fields of the future; such as data analytics, the Internet of Things, M2M Communication, Industry 4.0, and Artificial Intelligence.

        One of our key focus is to provide our corporate customers with the best internet experience in both fixed and mobile connectivity. Through Turkcell Superonline's independent fiber backbone as well as the DSL infrastructure of the incumbent fixed operator, we deliver fixed internet services.

        We also aim to reduce the operating costs of our corporate customers by offering attractive co-branding offers for their main cost items. In that regard, our Win at Work loyalty program helps companies meet their basic needs such as courier services, car leasing and translation with special discounted rates. Further, launched in 2019, our smartphone leasing plans for corporates aim at reducing their smart device procurement costs.

(iii) Wholesale Tariffs

        Based on Turkcell's roaming agreements, Turkcell hosts subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell's network, that subscriber's operator pays us our inter-operator tariff for the specific call type. Inter-operator tariff is a wholesale tariff applied between mobile operators with roaming agreements. In 2020, ensuring the necessary wholesale roaming cost basis by re-negotiating the terms with the foreign operators in order to keep the negative impact of the pandemic at a minimum level has enabled us to support the continuation of our favorable tariffs. Our "Roam Like Home" offer was one of the main focuses of the renegotiations for our wholesale roaming agreements.

        Interconnection rates in Turkey are based on the ICTA's decision on the interconnection tariffs for Turkcell, Vodafone, TT Mobil, Turk Telekom and fixed telephony service operators.

        With respect to data sales, Turkcell intends to provide competitive prices to promote Istanbul as a regional hub for peering and IP transit services and international capacities, as well as to support the domestic wholesale market through its robust network with feasible commercial conditions.

V. Churn

        The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define "average number of subscribers" as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not provide the necessary payment for a period of 270 days are disconnected. Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a twelve-month period.

        In the first quarter of 2017, our mobile churn policy was extended from the regulatory minimum in Turkey of 9 months to 12 months, except with regard to prepaid customers who last topped up before March of each year, which will be disconnected by year-end at the latest. Prior periods have not been restated to reflect the change in churn policy. The mobile churn rate for 2017 disclosed in this document have been positively impacted by this change, in part due to the fact that we have been successful in reactivating certain subscriptions during the additional three-month extension. We believe that following this revision, the seasonality effect in churn rate, which is caused by periodic subscriber acquisition, has been reduced to a great extent. In this regard, we have deactivated 580 thousand inactive prepaid customers in 2019-end, and 666 thousand in 2020.

        Additionally, the ICTA, through a board decision taken at the end of 2018, has imposed obligations on operators to record and to keep up-to-date identity information on their subscribers (both consumer and corporate segments and including the fixed segment), matching this information with the products/numbers that are being used. The decision also requires that operators complete missing information on existing subscribers and to terminate these subscriptions if the information is not provided within a given date. Likewise, foreigners are required to register their subscriptions with their "foreign identity number" if they are to use their subscription for more than 90 days, otherwise their subscriptions are also terminated after another period of 90 days during which they can only receive calls. These obligations have resulted in a one-time bulk deactivation of subscriptions, especially of the subscriptions foreigners, impacting our churn rates in the third quarter and particularly in fourth quarter of 2019. In the third and fourth quarter of 2019, a total of 1.9 million mobile subscriber lines were disconnected as a result of this regulatory change. New subscriptions are made if and only if the required identity information is given upfront. We will continue to monitor subscriptions accordingly and terminate if and when necessary (in cases of death, deportation, etc.).

        In 2020, as required by a decision of the ICTA, the line of a deceased customer should either be transferred to a successor or another user or terminated. Such lines on which no action is taken are to be deactivated on the 120th day. This obligation have resulted in a one-time bulk deactivation of 214 thousand customers in the third and fourth quarters in total. Such deactivations are expected to continue in the upcoming quarters but the impact is be expected to significantly lower.

        Starting in the third quarter of 2018, we changed the presentation of churn figures to demonstrate average monthly churn figures which we believe corresponds to market practice. In 2020, the average monthly mobile churn rate decreased to 2.3% from 2.7% in 2019.

        The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL/Cable or vice versa counted in churn rate).

        The average monthly fixed churn rate decreased from 1.9% in 2020 from 2.1% in 2019.

        We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 787.2 million and TRY 795.8 million as of December 31, 2020 and 2019, respectively.

VI. Seasonality

        The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant as we typically launch market campaigns to address the change in demand levels. Local and religious holidays in Turkey generally affect our operational results positively through higher consumption. Yet, in 2020, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility.

        The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to summer holidays when both usage and acquisition numbers decrease and churn increases due to residents moving. Yet, in 2020, fixed broadband demand increased as a result of the pandemic and subscriber acquisitions were high in every quarter. On the contrary, in the corporate segment, fixed broadband acquisitions were negatively affected by the lock-down measures.

VII. Mobile and Fixed Network

a. Coverage

        Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey's population throughout the areas in which they live, work and travel. Coverage also includes a substantial part of the Mediterranean and Aegean coastline. We enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license.

        We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas. In addition, in 2018, within the scope of the Ministry of Transport and Infrastructure's Rural Coverage Project as part of universal services which we started in August 2013, about one thousand 4.5G base stations covering 1,623 villages with populations of less than 500 were installed. As per the universal service obligation, the network infrastructure serving these areas has to be shared by all operators. People living in these villages are currently served by LTE services (in addition to 2G) in a similar service quality provided in the urban areas. The daily lives of the 250 thousand people in these villages have been improved thanks to enhanced mobile communication and high-speed mobile internet services. ULAK (local network vendor producing 4.5G base stations)'s 4.5G radio equipment was used markedly, corresponding to about half of total deployments.

        We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

        In 2020, we have continued to develop and improve the coverage and capacity of our network. In order to adapt to the increasing number of customers working remotely in the context of the COVID-19 pandemic, we increased both coverage and capacity by investing in additional network infrastructure in residential areas. We have used 3G and 4.5G Small Cells (such as femto and micro) to enhance our network coverage and capacity where and when necessary. Additionally, 3G and 4.5G repeaters have been used to extend the network coverage without adding new sites.

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

        As of December 31, 2020 our own fiber network reached 50 thousand kilometers and connects all cities across Turkey. In 23 cities we have fiber to the home ("FTTH") network and home pass, whereby the number of premises that are connected to our fiber network has reached nearly 3.8 million. Through partnership engagements, we have become capable of delivering fiber and cable (hybrid-fiber coaxial) internet service to 7.0 million households in 30 cities. We also provide enterprise Wi-Fi services.

        In the fixed access network we have two main network structures called fiber to the building ("FTTB") and FTTH. In FTTB network, we are installing switches to access our subscribers. In FTTH networks, we are installing Gigabit Passive Optical Network ("GPON") and 10-Gigabit-capable symmetric passive optical network ("XGS-PON") equipment which is the latest access network technology for residential and business subscribers. These network structures enable Turkcell to offer high speed internet, TV, Voice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

b. Quality of Service

        The ICTA published a "Regulation on Quality of Service in the Electronic Communications Sector" on September 12, 2010, effective as of December 31, 2011 (see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry" for further details). The Turkcell network is currently above the standards set by the ICTA statement. Typically, "Call Drop" was one of the important Quality of Service figures that we focused on.

        Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during all day. Using such industry standards for dropped calls, our dropped call rate for our 2G&3G network has further decreased below 0.312% in 2020.

        The rate of service quality is being enhanced continuously due to extensive network optimization and investments in our 2G, 3G and VoLTE network to improve the quality and capacity of the network. According to the statistics gathered from vendors, Turkcell has one of the best 2G, 3G and VoLTE dropped call rates compared to other networks around the world.

        We have been offloading voice and data traffic by utilizing small cells in the network for an improved customer experience. Together with Turkcell Superonline, we have also implemented Wi-Fi offload integrated with the Turkcell 3G and 4.5G networks to further enhance the customer experience. Additionally, we are using a variety of solutions such as the Special Distributed Antenna Solutions (especially for major stadiums), indoor active systems that simplify deployment and streamline capacity/coverage expansions, and outdoor products to optimize the coverage and capacity of our Radio Access Network.

        Turkcell received the first ISO 9001 certificate in 1999. Since then, independent firms have been auditing Turkcell's management system annually and have been renewing the certificate every three years within the scope of International Mobile Communications Design, Installation, Operation, Sales and After Sales Services. The most recent certificate was received on December 3, 2019 based on ISO 9001:2015 Quality Management Standards. This certificate will be valid until December 3, 2022. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements. Turkcell and Superonline still maintain ISO 20000 certificates (ISO 20000-1:2011).

        On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology to meet the future requirements which allows us to improve our quality of service performance.

        The optical transmission network relying on Dense Wavelength Division Multiplexing ("DWDM") systems with Automatically Switching Optical Network ("ASON") and Optical Transport Network ("OTN") using protection mechanisms benefits from alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provides an availability experience up to 99.999%; a quality level defining the transmission network as an upper level "carrier-class" network.

c. Network Evolution

(i) Radio Network

        With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets available to mobile operators in Turkey. Leveraging the advantage of our large spectrum assets and significant network infrastructure investments, our 4.5G network capability evolved from peak speeds of 375 Mbps to 1400 Mbps. Currently, Turkcell's 4.5G network supports LTE Advanced Pro technology, providing high-end features like 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, Narrow Band IoT (NB-IoT), eMTC, and LAA. In the future, as technology and its ecosystem evolve to new heights, we expect to introduce new capabilities to sustain our technology leadership, further enhance customer experience, and enable new services.

        Although the 900 MHz band is still primarily used for GSM900, we have been rolling out UMTS900 to provide a much stronger 3G coverage layer for voice calls redirected from the 4.5G network via a technique called Circuit Switched Fallback for deep indoor and improved rural coverage. This has been possible with certain previous activities such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. As the next step, we have started deploying second UMTS900 carrier, which leads to a more efficient utilization of 900 MHz spectrum and generate additional capacity. As we migrate 3G traffic to 900 MHz from 2100 MHz, we gain a capacity boost in the 2100 MHz band, which has already been in part repurposed for LTE. In this regard, we have deployed LTE in the 2100 MHz band, previously used by 3G only, to attain better spectrum efficiency, enlarge our 4.5G footprint in a cost-efficient manner, and improve end user experience.

        In the IMT-Advanced ("4.5G") tender held on August 26, 2015, Turkcell acquired large amounts of both frequency division duplex ("FDD") spectrum: 2x10 MHz from the 800 MHz, an additional 2x1.4 MHz from the 900 MHz, 2x29.8 MHz from the 1800 MHz, additional 2x10 MHz from the 2100 MHz, and 2x25 MHz from the 2600 MHz frequency bands. For time division duplex ("TDD") frequencies, 1x10 MHz from the 2100 MHz and 1x10 MHz from the 2600 MHz bands were also acquired. All frequency bands are technology-neutral and can be used for any technology, providing efficiency and flexibility for spectrum usage in the network. We currently use the 900 MHz band for 2G and 3G, the 2100 MHz band for 3G and 4.5G, and the 800 MHz, 1800 MHz and 2600 MHz bands for 4.5G.

        For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. We activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became one of the first mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until April 2023; however most of our voice traffic is already carried by our 3G network, which has enabled us to gradually make our 2G network leaner without impacting service experience of our customers. As the VoLTE terminal support base grows, voice services will continue to be migrated to the 4.5G network from legacy 3G/2G networks.

        In order to provide a solution for VPN over wireless technologies like 4.5G, we have announced the Mobile VPN offer to our corporate customers. Through this solution, corporates are able to connect to the internet cloud over a wireless interface using 4.5G technology, without sacrificing their service quality requirements. This is a fast and flexible solution for connections between their branch offices and headquarters.

        Through our ongoing investment in 4.5G infrastructure, we became the first operator in Turkey to support NB-IoT, which is required for a new generation of innovative IoT applications on 4.5G networks. This technology is now available on request across our entire 4.5G footprint and enables machines to communicate faster and more effectively. Furthermore, through our Cat-M (eMTC) network support which enables fleet management, asset tracking and smart metering, we are able to provide higher data transfer throughput and have greater mobility for M2M communications.

        We provide a "Wireless to the Home" or Fixed Wireless Access ("FWA") service called Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The required equipment is included in the subscription plan and uses 4.5G network as a backhaul to provide internet connectivity at our customers' premises. As part of 5G preparations, we have demonstrated 5G FWA capability in a millimeter wave band (28GHz), which was the first 5G live network test in Turkey. We continue testing 5G FWA capabilities in 3.5 GHz and mmWave bands which will enable us to upgrade our FWA service where needed once the new frequencies are awarded.

        For real-life scenarios in which the terrestrial network may be down or unable to provide the required coverage, we have developed a technology called 'Dronecell' which provides mobile connectivity from airborne drones with the help of a micro base station installed on the drones. This solution can be useful when communications in the areas are affected by natural disasters, or when temporary coverage in some other areas is necessary.

        Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We have thoroughly tested the Massive MIMO technology for FDD and TDD, which can be deployed to meet capacity demands in dense areas. These collective activities help to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkey.

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

        Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (UDI), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Turkey's self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Turkey. Additionally, Communications Technologies Group aims to provide an end-to-end local and national 5G solution, which is funded by TUBITAK (The Scientific and Technological Research Council of Turkey). Turkcell is one of the major project partners of this group, and is responsible for generating use cases and requirements.

        In the scope of 5G, we participate in the activities of international organizations such as 3GPP, ITU-T, NGMN, 5G IA (the private arm of 5G-PPP), ONF, TIP, and GSMA by joining in meetings, work groups, projects and programs that help us follow the latest developments and shape our future strategies. Within the context of this objective, Turkcell became one of the leaders of NGMN's "5G Pre-Commercial Networks Trials" project, which strives to test the earliest 5G equipment prototypes in the field. Moving beyond the state-of-the-art, in another project, the 5G-MOBIX consortium serves to develop 5G-enabled cooperative, connected and automated mobility for vehicles, where Turkcell is the leader of the Greece-Turkey corridor. For 5G-MOBIX, which happens to be the first 5G-PPP and also Horizon2020 project of Turkcell, vehicular communications tailor-made to ameliorate impediments to an efficient crossing of the hard borders between Turkey and Greece are developed and tested using commercial-grade 5G technology. In its second 5G PPP project, which commenced in December 2020 together with our partners, Turkcell will explore the performance enhancements of the D-band (i.e., 130-174.8 GHz) which is expected to offer high-capacity wireless backhaul links. To extend its reach and knowledge base using a sustainable strategy, Turkcell has also signed agreements with vendors (Ericsson, Huawei, Samsung, ZTE, Aselsan) to collaborate in the research & development activities as well as realization of novel 5G use cases. In addition to technology organizations and vendors, Turkcell has been engaging with universities and research centers. Specifically, a memorandum of understanding (MoU) for 5G Research and Development has been signed with some major universities in Turkey within the scope of "The 5G Valley" initiative led by the ICTA.

        With the leading global vendors including Ericsson, Huawei and Samsung, we have been demonstrating and trialing 5G since 2017. Within the scope of the first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era. We continue our trial and demo projects with all possible vendors and reach out to new vertical sectors. The main objective of our 5G trials and demos is to be prepared for the 5G frequency auction and 5G network launch, by assessing all vendors to determine the best network products and solutions. We also aim to create 5G use cases, which will be ready at the outset, when 5G networks are commercially launched in Turkey.

        Furthermore, we led the 5G network deployment at Istanbul Airport, which is an active sharing solution serving three mobile operators. The network is in the 3500 MHz band in which each operator is assigned a 100 MHz channel bandwidth. Although the frequency auction of this band has not yet been launched in Turkey, the ICTA has given a special permission to mobile operators to deploy 5G solutions on this band. The 5G network at the Istanbul Airport will be the first commercial 5G network utilizing new 5G frequencies in Turkey.

(ii) Transmission Network

        Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We currently have an All-IP mobile backhaul for BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage of up to 450 Mbps. 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages resulting from severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we have migrated from SDH based leased lines to DWDM, or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

        We successfully completed a renovation program in order to converge fixed and mobile backhaul transport networks in 2020. All fixed and mobile transport-IP network was converged with high scale and the leading-edge technology routers in order to be ready for the capacity demand of 5G applications.

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

(iv) Fixed Network

        Our own fiber optic network provides up to 1000 Mbps high speed internet service in 23 cities across Turkey. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. Since February 2018, we offer 10 Gbps high speed internet as an on-demand service.

        In the context of the COVID-19 pandemic, we increased our in-home investments and provided the first Wi-Fi 6 supported Home-Gateways, which significantly increase in-home service experience. We also initiated virtualized access network projects and have been actively involved in Open Networking Foundation (ONF) projects which promotes experience sharing and early adoption of future technologies, and assisted in its early phase development.

        We are providing end-to-end Wi-Fi services for our enterprise customers, which enables their guests to access WiFi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

        We also provide smart Wi-Fi services for SOHO customer, which provides Wi-Fi connectivity to their customers. The service provides plug and play for easy installations.

        We use Turksat cable network for Fixed Virtual Network Operator (FVNO) services, with the goal of reaching more homes with our services.

        Furthermore, Turkcell has launched commercial 400 Gbps per wavelength using single channels in its backbone. We are continuously investing in our backbone network in order to be prepared for bandwidth-intensive services with the latest technology. Fixed networks provide backhaul that not only connects the signal towers to the telecom network, but also allows for enough bandwidth to support operations in 4.5G. This is creating an environment in which optical cabling and fiber to Ethernet media converters are among the most important parts of a mobile network. As a result, fiber will remain an integral part of telecom networks.

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

        In addition, the Turkcell Service Operation Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problem. Ankara BCM Organization was established in order to ensure the continuity of the event monitoring, operations and information activities of the services, as well as the recovery activities of BCM Critical services after any disaster that is likely to occur within the scope of a possible Istanbul earthquake scenario.

f. Site Leasing

        If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building facades and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers are performed by our wholly-owned subsidiary, Global Tower. We lease the land and provide site management services (yearly rental payments, contract renewals, rework permits) through Global Tower. If we decide to buy the land, another wholly-owned subsidiary, Turkcell Gayrimenkul Hizmetleri A.S. ("Turkcell Gayrimenkul"), handles the necessary procedures. We also manage all these processes for technical demands for Turkcell Superonline and Global Tower.

g. Business Continuity Management ("BCM")

        Turkcell Business Continuity Management identifies potential threats and their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities. We established the Business Continuity Management System ("BCMS") to implement, operate, monitor, review, maintain and improve the business continuity.

        Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2020, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

        Turkcell BCM focuses on the digitalization in the context of business plans, by providing business resilience, corporate memory, flexibility, integration and interactivity relation between business and technical services. Turkcell's BCM will be able to cover the majority of Turkcell's operations through potential environmental events and natural disasters. Our purpose is to ensure the continuity of the voice call, messaging, data/internet and societal security services for Turkcell, availability of fixed voice call services, data/internet, hosting services, data centers and societal security services for Turkcell Superonline, provision of site acquisition services for infrastructure requirements of mobile operators, TV/Radio broadcasters and technical infrastructure suppliers and installation, testing, commissioning, operation and maintenance of tower, in building, roof top infrastructure/sites for Global Tower at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration customer expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the "ISO 22301 Societal Security, Business Continuity Management System" internationally while preserving our image as a reputable and solid integrated service provider.

        Turkcell Service Continuity Management aims to ensure the continuity and recovery activities of the services provided to our customers, by providing the continuity of the service commitment levels, managing the risks that may affect our services, including disasters and emergencies, and supporting the Turkcell Business Continuity Management System. Turkcell has also developed a Crisis Management Plan, which is aimed at effectively managing a crisis, including fire, terrorism, operational interruption, cyber attack, food poisoning and epidemics. Turkcell's Crises Management Plan exercises, training and awareness activities are carried out periodically with the participation of crisis management teams and related groups.

h. Enterprise Risk Management ("ERM")

        Turkcell's Enterprise Risk Management team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company's business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks that may impact the decision-making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses controls, issues and actions are developed and the entire process is monitored.

        Turkcell's ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as workshops, brainstorming sessions, risk reporting from division directors and risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. New risks and opportunities, updates on on-going risks, financial risks, cyber risks and risk and trend research from the around the world are reported to the Early Detection of Risk Committee bi-monthly.

        In 2020, the COVID-19 pandemic was also considered as an important risk and was followed up by this committee. Developments in relation to the pandemic and its impacts on Turkcell's business units, related decisions and actions were regularly reported to the Board of Directors for both Turkcell and the Group companies.

VIII. Sales and Marketing

        We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

        We serve through one of the largest retail telecommunications distribution networks in Turkey, with around 1,300 branded (exclusive) stores, many at prime locations, and 4,408 semi-branded dealers (i.e. digital sales points) as of December 31, 2020. Our two exclusive distributors provide our products as well as consumer technology goods (such as handsets, tablets, notebooks, IoT devices, accessories, personal care products and small home appliances) and aftersales services to this wide dealer network, while eight exclusive Turkcell Distribution Centers (TDCs) focus solely on semi-branded dealers. Effective as of December 31, 2020, the definition of devices in our distributor contracts has been revised to cover only smartphones and tablets. With this revision, our obligation to procure other technology products only from these two distributors has ended. Starting from January 1, 2021, we have been running a process to select new distributors for the sale of all kinds of accessories, hardware, equipment, new generation technology products other than smartphones and tablets. We also have a door-to-door sales force and home technology management team. This provides us an important channel on which to distribute our integrated solutions directly to home of consumers. We also operate a dedicated corporate direct sales team of over 830 personnel who can offer tailored solutions in their segment of expertise.

        Our nationwide distribution channel is an important asset that helps us differentiate from our competitors and achieve our sales targets. As mentioned above, our distribution network consists of distributors, TDCs, Turkcell branded stores (Turkcell Plus & Turkcell), corporate solution centers, and semi-branded dealers, digital channels and ATMs. We offer postpaid and prepaid mobile subscription, fixed and mobile tariffs and solutions, Superbox Plug&Play modems and digital service subscriptions through our distribution network. The total number of branded and semi-branded dealers, including corporate solution centers, was over 5,700 sales points as of December 31, 2020.

        Our retail channel went through a physical transformation that was completed in 2018. In the context of the COVID-19 pandemic, we have taken necessary precautions to ensure that the safety of visitors and our employees at our stores. In that regard, we implemented the "contactless retail experience" to minimize physical contact at our stores. Accordingly, customers are provided with the option to download campaign information as well as the label information of products to their smart devices.

        Our non-branded dealer network provides us with a high penetration across Turkey. All dealers are compensated based on the number of new subscribers they sign up and the level of those subscribers' usage, in addition to other performance-based incentives.

        We categorise our alternative sales channels under three main headings: our call centers, non-telco sales and the Turkcell flagship store.

        We offer a fast and secure access to our products and service portfolio on 24/7 basis via our call center, our web site (www.turkcell.com.tr) and the Digital Operator app. We proactively reach our customers through our telesales team. Our non-telco channel consists of ATMs, call centers, internet branches of banks and chain stores. Further, we have one flagship store located in Istanbul.

        Alternative sales channels have been the main channel for digital service sales. In 2020, 2.4 million TV +, lifebox, fizy subscriptions were sold over alternative sales channels using big data along with our analytical models and machine learning.

        During 2019 and 2020, our digital sales channels went through an extensive transformation. Accordingly, UX and UI components as well as the entire shopping journey are improved and tailored to the needs of our customers. We have re-designed our digital channels as two main platforms: Turkcell's official website and the Digital Operator app. Our website has been serving as a sales channel since 2012. Besides Turkcell's telecommunication service portfolio, our website includes offers under other categories, including smartphones, tablets, computers, mobile accessories and home technologies.

        With a view to leverage our capabilities in digital channels, in December 2020, we launched a technology and electronics marketplace (an e-commerce platform) in Turkey, called Turkcell Pasaj. At Turkcell Pasaj, a wide range of electronic goods, from smart devices to new generation technologies, are offered from several leading suppliers besides Turkcell. Customers are offered different payment alternatives including mobile payment, Paycell digital money besides debit/credit card and also financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and courier guarantee in one business day. Customers will soon be able to also pick up their delivery from any Turkcell store. Turkcell Pasaj platform is developed by Turkcell developers and we conduct necessary improvements in-house.

        On the corporate front, corporate clients are managed under four different segments: public accounts, strategic accounts, major accounts, small and medium sized business accounts. Turkcell's account managers are direct contacts for the first three segments, while our dealers and telesales teams are responsible for the small and medium sized business segment.

        Within Turkcell's sales teams, besides the account managers, pre-sales teams, solution architects, business development and product management teams also support corporate clients. Furthermore, vertical solution teams were formed to develop industry specific solutions for certain industries including retail, manufacturing, energy, healthcare, education, finance, transportation and logistics.

These teams aim to create cross industry solutions to serve the digital transformation of our corporate clients.

        Turkcell also provides turnkey mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners.

b. Advertising

        Turkcell has positioned itself as an ecosystem brand, providing a portfolio of both telecom and digital services that add value to its customers' lives. We base our communication efforts on four pillars that underline our strategy and key strengths. The first pillar is our integrated mobile and fixed infrastructure which we believe to be superior; second is the superior service quality that we undertake throughout the year; third is our innovative approach in all fields of operation and fourth and final is our offers, products or services tailored to needs of our customers through behavior-analysis.

c. Customer and Experience Management

        The key part of our customer and experience management strategy is to provide our customers with effortless, personalized and consistent experience across all channels. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction and make our customers feel safe and valuable. We continuously ask our customers how satisfied they are with the service they receive and for any suggestions through near real-time mobile surveys. We aim to achieve operational excellence throughout all customer touch points across every customer segment by continuously improving and simplifying processes and services. Customer feedback is the major input for Turkcell's continuous process and journey for improvement.

        With respect to the provision of customer services, we mainly work with our subsidiary Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. ("Turkcell Global Bilgi"). Turkcell Global Bilgi offers 24/7 contact center services at 25 locations in Turkey and Ukraine. Turkcell Global Bilgi provides customer-experience-focused solutions to create value in customer care, customer acquisition, service design, tele-sales, technical support, customer loyalty, customer data management and experience analytics. In 2020, Turkcell Global Bilgi managed approximately 115 million calls received through its interactive voice response system. Turkcell's customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell's customer strategies.

        The "digitalization" of our customers has continued to be a priority in 2020. Our aim is to migrate our customers from conventional channels to digital channels and create effective and user-friendly online self-service channels. As a result of our investments in the Digital Operator application, our primary online self-service channel, active users have exceeded 16 million by the end of 2020. Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. We refurbished and modernized this channel with artificial intelligence technologies, and created our own "Digital Assistant", which was a contributing factor to the considerable improvement of the performance of this channel. Our proactive scenarios on IVR have enabled us to reach out to more customers through this channel. Through the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers.

        At Turkcell Superonline, we started to offer our customers the option to solve modem internet connection problems over the IVR channel. In addition, our customers can receive information such as commitment expiry dates and additional fees through our enriched IVR proactive solutions.

        Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily without connecting to the call center. Customers can also contact Turkcell via instant messaging to ask a question about their lines or our applications. In 2020, there were around 1.6 million such chat sessions on average per month. With artificial intelligence based chatbot technology, Turkcell has increased the automation level of its instant chat-based services for its customers.

        Turkcell connects with social media users 24/7 with a total of 55 accounts on Facebook, Twitter, Instagram, YouTube and LinkedIn. We responded to nearly 211 thousand comments from 63 thousand social media users per month, on average, in 2020.

        Turkcell has ISO 10002 certification since 2011 and continuously renews its ISO 10002 certification annually within the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002: 2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate was received in 2019.

        Turkcell encourages all employees to embrace an "I'm here for my customer" approach and awareness. In this respect, we have initiated the "Customer Action Transformation Program" in 2019 which continued throughout 2020. As part of this program, Turkcell employees are encouraged to be involved in the process of idea-generating by taking a role in the design of products and services with the aim of enhancing customer experience. In the context of this program, 300 employees participated in nearly 200 projects. One of the key metrics of this customer-focussed program is to increase our Net Promoter Score (NPS) over our competitors. NPS studies are conducted by FutureBright for Turkcell on a quarterly basis. In the fourth quarter of 2020, our NPS in mobile for consumer segment rose 22 from 19 in the previous year and the gap with our closest competitor has widened further by 5 points, reaching 15 points.

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

Ukraine—lifecell

        We acquired our interest in our subsidiary lifecell (formerly known as "LLC Astelit" or "Astelit" operating under the "life:)" brand) on April 2, 2004, by purchasing the entire share capital of Astelit's parent, CJSC Digital Cellular Communications.

        On July 10, 2015, we completed the acquisition of SCM's 44.96% stake in our Netherlands-based subsidiary Euroasia Telecommunications Holding B.V, which owned 100% of LLC Astelit, and which merged with Lifecell Ventures in December 2016. The terms of the acquisition required a payment of $100 million as consideration for the acquisition, the payment of Astelit's debts obtained through and with the guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group was party and the release of SCM Group in this regard. In accordance with IFRS 10 "Consolidated Financial Statements", the acquisition of the remaining 44.96% in Astelit for a total consideration of $100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized, while the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015. Following this transaction, Astelit's borrowings obtained from and with the guarantee of SCM Group were repaid in July 2015. The Group converted a material portion of Astelit's borrowings to equity and restructured Astelit's remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit's capital was increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015.

        On January 15, 2016 the company announced a new stage of its development, made a large-scale rebranding into "lifecell", and in connection therewith changed its legal name to "lifecell LLC" on February 2, 2016.

        In April 2016, lifecell sold 811 towers to a subsidiary of Turkcell in Ukraine, UkrTower LLC ("UkrTower"), and signed a tower lease agreement which allows lifecell to leaseback these assets.

        On July 7, 2017, Turkcell injected $74 million (equivalent to TRY 268 million) in the capital of lifecell. Funds were allocated for the repayment of the abovementioned subordinated loan. On July 10, 2017, lifecell repaid $72.8 million to the Company (equivalent to TRY 264 million): $66 million of principal and $6.8 million of interest.

        In 2018, the capital of lifecell was increased again by $65 million (equivalent to TRY 259 million) in four tranches for the 4G license fee payment in Ukraine.

        On September 11, 2019, lifecell obtained a EUR 28 million (equivalent to TRY 175 million) subordinated loan directly from Turkcell. The proceeds were used for the reduction of the lifecell loan portfolio.

        On February 21, 2020 and March 26, 2020, the capital of lifecell was increased again by EUR 12 million (equivalent to TRY 79 million) and by EUR 12 million (equivalent to TRY 85 million), respectively.

        As of 31 December, 2020, the company utilized loans fully denominated in local currency of UAH 3.9 billion (equivalent to TRY 1.0 billion as of December 31, 2020) under the guarantee of Turkcell.

        As of December 31, 2020, lifecell had 9.3 million registered mobile subscribers, mainly prepaid. lifecell's three-month active subscribers had reached 8.1 million as of December 31, 2020.

        The company is known as dynamic and innovative as it was the first to introduce a number of new technologies and products in the Ukrainian mobile market. The company is highly motivated to continue its innovation leadership in marketing and sales. There were 353 exclusive lifecell shops in 182 cities across Ukraine as of December 31, 2020. lifecell also introduced the first "digital kiosks" to the market in 2019, set up in some major shopping malls in Kyiv that allowed customers to purchase SIM cards at any time of the day. In addition, lifecell products are available at 26 thousand other sales points throughout Ukraine. lifecell also has an online sales channel, shop.lifecell.ua, which was launched in August 2020 as a renewed version.

        As of December 31, 2020, lifecell provided roaming services in 212 countries via 553 roaming partners and eight satellite operators.

        The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the Ministry of Digital Transformation, the State Service of Special Communication Administration ("SSSC") (technical policy aspects) and by the National Commission for the State Regulation of Communications and Informatization ("NCCIR") controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

        NCCIR held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Furthermore, lifecell paid a total of UAH 886 million for the conversion of spectrum from military use in three installments between 2015 to 2018. After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G network in Ukraine.

        As of December 31, 2020, lifecell provides 3G services in more than 7.8 thousand towns and settlements in Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions). As of December 2020, lifecell has the widest 3G geographical coverage over the country based on its own calculations by using operators' relevant disclosures. lifecell ceased recording revenues from Crimea and Sevastopol city as of the end of September 2014 and impaired its assets in that region. Furthermore, in 2016 the company also discontinued services in and lost its revenue stream from the uncontrolled territories of Luhansk region and since February 2017 lifecell has been unable to provide mobile services and ceased recording revenue in the disputed part of the Donetsk region. The company impaired its assets in the disputed part of the Donetsk and Luhansk region in the fourth quarter of 2017. Cumulative capital expenditure for the development of lifecell's coverage amounted to $2.4 billion as of December 31, 2020.

        NCCIR held the 4G license tenders for the 2600 MHz band on January 23, 2018 and for the 1800 MHz band on February 26, 2018. lifecell was awarded 4G licenses for 15 years at a cost of UAH 909 million (equivalent to TRY 173 million as of December 31, 2018), and UAH 795 million (equivalent to TRY 151 million as of December 31, 2018) for the 15 MHz in each frequency band, the latter of which was paid in April 2018. In February 2018 lifecell made payments of UAH 187 million (equivalent to TRY 36 million as of December 31, 2018) to PrJSC VF (Vodafone) Ukraine, and in May 2018, UAH 19 million (equivalent to TRY 4 million as of December 31, 2018) to JSC Kyivstar for the installment and conversion of spectrum from operators use. After winning the tenders, lifecell launched 4G services in the 2600 MHz band on March 30, 2018 and in the 1800 MHz band on July 1, 2018, becoming the first operator to offer 4.5G services in Ukraine nationwide.

        As of December 31, 2020, 4.5G from lifecell is available in over 3,546 towns and settlements in Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions), while in more than 109 Ukrainian towns and settlements, lifecell is the only operator providing 4G network services. As of December 2020, lifecell continues its leadership in smartphone penetration with 81.2% in the Ukrainian telecommunication market.

        Lifecell provides 3G&4G coverage of 75% of the population of Ukraine, or 44% geographical coverage, through 6,483 base stations.

        In May 2019, lifecell and Ericsson Ukraine deployed the first 5G network demo segment and presented its advanced capabilities at the Sweden-Ukraine Business Forum in Kyiv. The speed test was attended by state representatives, regulators and the media, and reached 25.6 Gbps download throughput using spectrum in the ultra-high frequency band of 28 GHz. In 2020, 5G technology was tested at the lifecell head quarter with the collabration of Ericsson.

        On October 29, 2019, lifecell and two other leading mobile operators signed a Memorandum of Understanding with the Ukrainian Government to reorganize radio-frequency resources to the 900 MHz band. It will ensure maximum coverage of the entire territory of Ukraine with 4G mobile communication, including rural areas and main roads. Accordingly, in March 2020, lifecell's 900 MHz frequency band was increased from 3.8 MHz to 5.6 MHz. These frequencies, which are currently being used for 2G services, will also be utilized for 4G services. Ukraine's National Telecommunications Authority opted not to hold a tender process and the license fee for lifecell was determined as UAH 121 million (equivalent to US$ 4.6 million as of March 19, 2020, the payment date). The license fee has been fully paid. The respective license became effective as of July 1, 2020 for five years. As of

December 31, 2020, lifecell and two other leading mobile operators launched LTE900 across Ukraine. Operators also entered into infrastructure sharing agreements in settlements with populations of less than two thousand inhabitants.

        Mobile Number Portability ("MNP") was introduced in Ukraine in May 2019. As of the end of 2020, lifecell was the leader in the MNP port-in subscriber market. lifecell was also the first among all operators providing its subscribers with a free online registration procedure enabled via BankID.

        lifecell launched its first MVNO partnership in July 2016 with one of the largest national internet service provider (Volia-Cable) in order to provide converged telecommunications services for subscribers of the two companies. By the end of 2020, lifecell had six active MVNO partnerships.

        Since 2017, the company continues its strategic focus on developing high-quality digital services. Accordingly, lifecell offers Turkcell's digital services including BiP, lifebox, TV+, and the magazines app in the Ukranian market. This year, lifecell launched a telemedicine application, Likar Online, enabling its users to get remote consultancy from doctors. lifecell has participated in efforts to combat the COVID-19 pandemic by donating 2 mechanical ventilators to the Ukraine COVID-19 control center, providing free of charge communication packages to over 13 thousand health sector workers in March and April and by sending over 8 million information messages to its subscribers on behalf of the Ministry of Health.

        In response to the need in the Ukrainian market for cardless and cashless payment services, lifecell introduced its online money transfer tool. In August 2017, Paycell LLC was incorporated as a subsidiary of lifecell in order to operate as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting was obtained in October 2017, and licenses for e-money and local currency transfers were obtained in September and October 2018, respectively. Paycell LLC provides financial services for the transfer of funds in Ukraine.

        In line with global tech trends, lifecell was the first operator among the "big three" in Ukraine to launch eSIM in November 2019. It is sold online at shop.lifecell.ua, and since the beginning of 2020 eSIM physical starter packs were introduced at lifecell shops. In June 2020, a new online sale experience was launched with fully automated 24/7 sale and immediate delivery of eSIMs to customer's email. In September 2020, as a first in the Ukrainian market, customers are provided with the option of choosing their phone number when buying eSIMs online. In November 2020, eSIM sales with choice of phone number was launched at EasyPay's 14 thousand self-care terminals across Ukraine.

Belarusian Telecom

        On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. ("Beltel") signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus' State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and a further $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller in instalments contingent of the financial performance of Belarusian Telecom. For more information, see Note 28 (Other non-current liabilities) to our Consolidated Financial Statements.

        As at December 31, 2020, Belarusian Telecom had 1.4 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.1 million. Belarusian Telecom is the leader of MNP market in Belarus in terms of number of port-in subscribers' count. Belarusian Telecom has 10 own stores, 135 exclusive and 299 non-exclusive sales points. Sales from its online channel continuously increases with the rising customer demand.

        As at December 31, 2020, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.9% of the entire population of Belarus, or 97.7% geographical coverage. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies ("becloud") and beCloud is the only infrastructure provider for LTE services. Belarusian Telecom offers 4G service since August 2016 on becloud's LTE infrastructure, serving in all regions and major cities of Belarus with a 35% 4G territory coverage as of December 31, 2020. Availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2020, the share of 4G subscribers in the three-month active subscribers reached 63%. Rising 4G penetration led to a growth in average monthly data consumption per user to 13GB. 4G network served 73% of total data traffic in 2020.

        Belarusian Telecom has a wide range of products in its portfolio, which consists of voice and data products, terminal offers and an enriched digital services portfolio. BiP, fizy, lifebox, Magazines, TV+ and Games Platform are the main services in the digital services portfolio. In January 2019, Belarusian Telecom launched a digital tariff plan "Play" which is a unique offer in the market, combining all digital services in a single package.

        Belarusian Telecom is the first mobile operator to launch a digital SIM-card activation service in Belarus in 2020 via a mobile application by using face recognition technology based on a machine learning algorithm. The service was successfully implemented by Lifetech LLC, a 99.9% owned subsidiary of Belarusian Telecom.

        In line with our strategic priority of improving our balance sheet structure, we restructured the debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom's total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom's debt was EUR 612 million subordinated loan. On April 1, 2019, this EUR nominated subordinated loan was converted to the local currency amounting to BYN 1.46 billion (equivalent to TRY 4.2 billion as of December 31, 2020) and remains outstanding as of December 31, 2020.

        In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators' abusive pricing practices continued to have an adverse impact on our business. We continue to hold discussions with authorities with regard to the implementation of such regulations.

Lifetech LLC

        Lifetech LLC ("Lifetech"), which is a subsidiary of Turkcell Group, was established in 2012. It is 99.9% owned by Belarusian Telecom and has around 160 professionals located in Belarus. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kibris Telekom

        Kibris Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus.

        As of December 31, 2020, Kibris Telekom had 0.5 million registered subscribers. In 2020, Kibris Telekom's financial and operational performance was negatively impacted by the pandemic as the country's economy relies heavily on higher education which is highly dominated by foreign students and on tourism.

        On April 27, 2007, Kibris Telekom signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Public Works and Transportation of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25,

1999, which was based on revenue-sharing terms. The license agreement granted GSM 900, GSM 1800 licenses. The license agreement is valid for 18 years from the date of signing. The license fee was $30 million including VAT and financed by Kibris Telekom through internal and external funds.

        On March 14, 2008, Kibris Telekom was awarded a 3G (IMT 2000/UMTS) infrastructure license at a cost of $10 million including VAT, which was paid at the end of March 2008.

        In 2012, Kibris Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kibris Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kibris Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation was at 69 kilometers by the end of 2020. In 2017, Lifecell Digital Ltd. ("Lifecell Digital") was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018.

        The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around a 71% decline in total, from TRY 0.10 to TRY 0.03. The rates were then increased by 62% to TRY 0.05 in August 2019. MNP is in effect in the country since 2018.

        According to the requirements of Electronic Communications Law, prepaid lines were registered in 2015. On May 7, 2019, an amendment was made to the Electronic Communications Law, making signed contracts obligatory for prepaid subscribers.

        The interoperability of mobile phones across the island officially began on July 11, 2019. This marked a historic moment for the island. Turkish Cypriots and Greek Cypriots, travelling to both sides of Cyprus, had been losing their connection prior to the implementation of this measure.

Turkcell Global Bilgi

        On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers customer care services to more than 70 companies in banking, retail, e-commerce, insurance, energy, public sector and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to analyze customer experiences deeper, gaining vast experience in the process. On August 4, 2017 Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2020, with 19 locations across Turkey, Turkcell Global Bilgi had 16,322 employees. 61% of these employees serve Turkcell's customers, 33% serve customers of third parties, with the remaining working as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

        Since 2008, Turkcell Global Bilgi owns a 100% stake in Global Bilgi LLC, which operates in Ukraine and provides telesales and call center services to lifecell and many other companies in the Ukrainian, Russian and English languages at six locations with 848 employees.

        In 2020, we took measures relating to the COVID-19 pandemic at a very early stage and made a rapid company-wide transition to remote-working as well as remote training, development and motivation practices. Following the implementation of this transition, our call center services have continued uninterrupted and with no change in service quality.

Turkcell Superonline

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

        Turkcell Superonline has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It is also authorized to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, as well as mobile virtual network operating services. The company carries the majority of Turkcell's traffic.

        Turkcell Superonline offers its local and foreign clients wholesale voice termination, international leased data lines, internet access, telehouse and infrastructure services. Furthermore, Turkcell Superonline is active in the retail fixed broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and TV.

        Turkcell Superonline won the tenders of BOTAS, Turkey's state-owned pipeline company, and TEIAS, Turkey's state-owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions are considered as finance leases as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS, and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2020 is TRY 160 million.

        Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with Turkcell Group's strategy of providing state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline offers 10 Gbps connections on a demand basis.

        As of December 31, 2020, Turkcell Superonline has 50 thousand km fiber backbone covering 81 major cities in Turkey and has 11 border crossings. The company offers fiber in-city coverage in 23 cities and increased its homepasses to around 3.8 million as of December 31, 2020 from around 3.6 million in the previous year. Including partnership engagements, we are capable of covering 7.0 million households in 30 cities. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and governmental institutions.

        Turkcell Superonline pursues a domestic wholesale business strategy as well providing wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and datacenter companies in the Turkish market.

        Turkcell Superonline is leading the localization strategy for Turkey's data and internet traffic by developing partnerships with internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell.

        On February 1, 2019, the Turkcell Board of Directors approved a resolution to issue lease certificates in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market, for an amount of up to TRY 500 million, up to 12-month tenor, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. The CMB approval was obtained on May 16, 2019 for the issue programme. The first issue of TRY 75 million with 116-day tenor and 23.7% interest rate was made on June 14, 2019. It was followed by the second issue of TRY 150 million on October 8, 2019 with a 119-day tenor and 14.0% interest rate. The third issue of TRY 175 million was made on February 4, 2020 with 140-day tenor and 9.6% interest rate. On March 24, 2020, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 600 million under the same conditions. The CMB approval was obtained on June 4, 2020. The first issue of TRY 100 million under this programme was made on June 23, 2020 with 148-day tenor and 8.1% interest rate. It was followed by the second issue of TRY 50 million on November 18, 2020, with 125-day tenor and 14.95% interest rate, which will mature on March 23, 2021.

        In 2020, JCR Eurasia Rating evaluated Turkcell Superonline in an investment-level category on the national and international scales and assigned the ratings on the Long-Term National Scale as 'AA (Trk)' and the Short-Term National Scale as 'A-1+ (Trk)' with 'Stable' outlooks.

Global Tower

        Global Tower was established in 2006 as a wholly owned subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only mobile network operators but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100%-owned subsidiary in Ukraine, UkrTower, was founded in 2009 and its 100%-owned subsidiary in Belarus, Beltower LLC ("Beltower"), was founded in 2016. Beltower has a right of use agreement signed with Belarusian Telecom.

        Global Tower operates a unique portfolio of 10,913 towers, 8,789 of which are located in Turkey. Global Tower owns 1,175 towers in Ukraine and operates 834 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service over 155 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

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

        Global Tower's wide service range consists of shared infrastructure services in tower/rooftop/in house fields, TV-radio infrastructure solutions, E2E and wind power infrastructure solutions, M2M/scada/telemetry infrastructure solutions, GSM-R solutions, mini data centre infrastructure solutions, mobile tower solutions, acclimatized system room solutions, energy infrastructure solutions, hybrid systems solutions (solar/wind), infrastructure maintenance and operation services, field acquisition and contract management services and satellite telecommunication solutions & services.

        Global Tower has obtained a satellite service license from the ICTA and initiated its satellite services where point-to-point or point to multipoint seamless and telco-grade data communication is needed. We are already operating 2+2 HUB location services to provide closed satellite network solutions to our mobile network infrastructure and serving several corporate customers and public institutions data communication via our VSAT and SCPC satellite products. Our experienced satellite operations center and field operations & maintenance teams provide 24/7 services for more than two thousand VSAT terminals.

        On March 24, 2020, the Turkcell Board of Directors approved the issuance of lease certificates by Global Tower through an asset leasing company based in Turkey. The issuance of up to TRY 300 million must be made in Turkish Lira terms, with maturities up to 12 months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering. No transaction was done in 2020.

        Under the capital reduction resolution taken by the Board of Directors in September 21, 2020 and with its general assembly decision, Global Tower's capital was reduced by TRY 100.0 million to TRY 245.3 million.

        Global Tower is among the businesses within Turkcell Group that we may consider a strategic action for further value creation.

Turkcell Teknoloji Arastirma ve Gelistirme A.S.

        Turkcell Teknoloji Arastirma ve Gelistirme A.S ("Turkcell Teknoloji"), a wholly-owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations at Kucukyali Technology Plaza in Istanbul.

        Turkcell Teknoloji's R&D center employs over a thousand researchers accredited by the Ministry of Industry and Technology. Turkcell Teknoloji's established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (data analytics and artificial intelligence, Blockchain, Network Technologies, IoT, VR/AR), Turkcell Teknoloji's comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platform and platform developed solutions, location based services and platforms, roaming solutions, geographic information systems, network management solutions, 5G infrastructure projects, customer relationship management and solutions, next generation value added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, IoT, AR / VR, big data processing, business intelligence applications, smart SIM card solutions, digital identity technologies, image video processing, text analysis, suggestion engines, voice analytics, robot assistants, robotics process automation, mobile analytical platform, artificial intelligence in health, learning and education applications solutions, e-mail and search engine solutions, digital broadcasting solutions, CDN (Content Delivery Network) Solutions, OTT and block chain solutions.

        In line with Turkcell's strategy of expanding digital services and ICT services in Turkey and in international markets, Turkcell Technology aims to develop new digital and ICT services worldwide according to the latest technology and market requirements.

        Turkcell Teknoloji closely monitors advancements in technology and produces artificial intelligence solutions developed in-house. These solutions can be gathered under the headings of image processing, sound analytics, natural language processing, and suggestion engines. Authentication, fake identification, facial recognition, emotion recognition from facial expressions, speech to text (and vice-versa), recommendation engines, chatbot, sentiment analysis, summary extraction/topic determination from text, auto-correct services for text are some of the services built by Turkcell through artificial intelligence techniques. These services are integrated with Turkcell products. We have the ability to target our customers with the best offer at the right time from the right channel via AI driven real time-marketing automation solutions. By doing so, we are able to structure real-time & personalized offers with the contribution of customer behavior tracking.

        Turkcell Teknoloji has completed two major projects based on Blockchain Technology and is exploring new usecases with a dedicated team to adapt this technology transformation for Turkcell. Blockchain based credit score sharing platform has been a joint effort with the other mobile telecom operators in Turkey since 2019. This platform helps to block device sale to fraudsters, improving bad debt levels. The blockchain based digital identity solution (Proov) was launched in 2020 and is expected to be instrumental in digitalization of the country.

        With the goal of becoming Turkey's leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2020, the Turkcell Teknoloji R&D Center submitted over 557 new national and 24 international patent applications. As of December 31, 2020, Turkcell Teknoloji has 2,674 national and 167 international patent applications and over 700 granted patents.

        Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Turkcell Teknoloji aims to enlarge entrepreneurial ecosystem and technoparks vision and, in addition to this, engages in collaborations with universities from all over Turkey and supports academic studies focussed on artificial intelligence, 5G, blockchain and AR/VR.

        Turkcell Teknoloji sits at the board of two different clusters of the Eureka program, one of the pre-eminent programs across Europe providing an open network platform for international cooperation in innovation involving more than 40 countries, as a decision and strategy player shaping the future of technologic and innovative projects in ICT and telecoms domains. The two leading clusters of the Eureka program are ITEA3 and Celtic Next. ITEA3 is a transnational and industry-driven Research, Development and Innovation program in software innovation in the ICT, while Celtic Next is the ICT cluster focusing on Next Generation Telecommunications for the Digital Society, strengthening the competitiveness of the European industry by fostering European R&D cooperation in telecommunications and the well-being of society by stimulating innovative information and telecommunication services. Establishment and progress of the European research vision and agenda is supported by Turkcell Teknoloji by having core activities in these arenas. In addition to these strategic activities, Turkcell Teknoloji has a long history of developing research projects within these clusters, participating to the projects as an international consortia coordinator, national consortium leader or as a project partner according to the strategic decisions within the company. Turkcell Teknoloji works closely with its national and global partners to initiate new projects in the Eureka clusters and Horizon 2020 calls with the mission of reaching technologic and innovative results that have commercial value and with a view to feeding the ecosystem and strengthening the partnership network. Horizon 2020 is a publicly funded European Commission program which is the biggest EU Research and Innovation initiative to promote discoveries and world's primary project ideas to be transformed into real implementations that have influence and a positive impact in society, business and the economy. As of 2020, Turkcell Teknoloji has completed 15 Horizon project applications and has six ongoing projects. We seek to continue to increase the Horizon project applications and funded projects in the coming years.

        Turkcell Teknoloji's R&D and innovation strategies are human oriented. Supporting the academic development of researchers is also a part of this strategy. In this context, PhD and Master programs, designed to improve the technical infrastructure of our researchers in line with the technical fields required by our industry, have been continuing since 2014. Additionally, Turkcell Teknoloji has carried out important efforts to spread technology by publishing on national and international platforms.

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

        In January 2019, the company's legal name was changed to Turkcell Satis ve Dijital Is Servisleri A.S., (often referred to as Turkcell Digital Business Services) and its area of operations have been expanded to cover end to end IT and technology related solutions and services for enterprises, including data center, cloud, security, digital transformation, system integration and IT managed services. In March 2021, Turkcell Dijital Is Servisleri A.S. established as a wholly owned subsidiary of Turkcell Superonline to ultimately carve out this enterprise business from Turkcell Satis in order to monitor this business' performance more coherently.

Turkcell Finansman

        Turkcell Finansman ("Financell"), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the Banking Regulation and Supervision Agency ("BRSA", the financial institutions regulator in Turkey) and launched nationwide in March 2016. It is the first finance company in the Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and provides financing solutions to existing or new Turkcell customers for their handset, tablet or accessory purchases. As at the end of 2020, Financell is the leading company in terms of number of customers among all customer finance companies.

        In September 2017, Financell established a branch in the Turkish Republic of Northern Cyprus and started handset financing operations. Due to growing cost and risks, the branch was closed in June 2019 however collections from this operation still continue.

        Since 2017, Financell also offers insurance and bundled insurance products with consumer loans through Turkcell Sigorta, through a revenue sharing agreement with BNP Paribas Cardiff. This insurance product insured customers against unexpected circumstances that may occur, such as unemployment, death, disease, accidents and hospital stay.

        Since January 2020, smartphones and tablets with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, and those with a retail price of up to TRY 3,500 with a maximum 12-months installment plan. Such limitation has negatively impacted the number of contracts sold by Financell. In 2019, Financell included corporate entities to its existing individual customer portfolio which also aims to support Turkcell's corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers.

        Application and sales channels are extensive for individual customers to reach Financell loans. With a prudent risk management approach, Financell serves over Turkcell's approximately 3,400 stores (1,300 Turkcell's own store and approximately 2,100 digital sales points), Turkcell website, Turkcell Digital Operator application and the call centers of Turkcell and Financell.

        During the COVID-19 pandemic, Financell has supported its customers by postponing loan installments due dates upon request.

        Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell also tapped into the local debt capital markets for bond issues. In March 2021, Turkcell Finansman issued commercial paper with a nominal value of TRY 100 million. Additionally, in order to diversify its borrowing base, Financell also resorts to other funding alternatives such as asset-backed securities ("ABS"). From April 2017 to December 31, 2019, Financell executed six ABS issuances via Aktif Yatirim Bankasi A.S. (a domestic investment bank) at an amount totaling TRY 485 million. ABS issuances were fully matured on 23 September 2020. In addition, non-performing consumer loans amounting to TRY 71.8 million were sold to various asset management companies based in Turkey in 2020.

        Financell had TRY 2.1 billion loans outstanding and TRY 3.5 billion of consumer loans had been granted as at the end of 2020 from TRY 2.5 billion loans outstanding and TRY 3.0 billion of consumer loans as at the end of 2019. Cost of risk has decreased to 2.4% in December 2020 from 3.2% in December 2019. The insurance coverage ratio as of December 2020 was 87.4%.

        In April 2020, Fitch Ratings affirmed Financell's Foreign and Local Currency Long-Term Issuer Default Ratings (IDRs) at B+ and National Long-Term Rating as 'AA–(tur)' with a stable outlook and have subsequently withdrawn all the ratings for commercial purposes.

Turkcell Sigorta

        In June 2018, the insurance agency Turkcell Sigorta was incorporated as a subsidiary of Financell in order to offer various insurance products. Turkcell Sigorta operates in the field of tech insurance and aims to use Turkcell's know-how in digital technologies and introduce innovations that are necessarily conducive to the advent of new economic paradigms, new processes and new products. Turkcell Sigorta launched its first insurance product in December 2018.

        Turkcell Sigorta provides a wide variety of insurance products, including health and life, non-life (property insurance, electronic devices, errors and omissions, EAR (Erection All Risks), CAR (Construction All Risks), cash in transit, cash in safe, machinery breakdown, employers' liability, political violence, third person liability, fidelity, professional liability, directors and officers liability) compulsory earthquake policy, marine cargo, motor third party liability and auto insurance to Turkcell and its subsidiaries' employees. In addition, Turkcell Sigorta provides insurance advisory and claim advisory services to Turkcell Group. Turkcell Sigorta also provides other insurance products with leading insurance companies like Zurich and BNP Paribas Cardiff, such as device protection, travel insurance, personal accident insurance and critical illness insurance for women. Starting from early 2020, Turkcell Sigorta focused on establishing end-to-end digital insurance sales processes and a data-driven digital sales infrastructure. These efforts have resulted in enhanced call center outbound facilities, more efficient data analytics & usage as well as QR-based direct digital sales processes for various insurance products. These actions facilitated the creation of necessary digital channels to be utilised for expanding its retail product portfolio.

Turkcell Odeme

        Turkcell Odeme became operational as of March 2015 presenting users with a convenient mobile payment solution and offering a streamlined experience under the "Paycell" brand. Paycell is a payment services platform providing digital payments and core financial solutions.

        In August 2016 Turkcell Odeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Turkey holding this license. With its brand "Paycell", Turkcell Odeme has expanded its merchant network by implementing easy and secure payment methods in new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services. Paycell makes life easier for customers by offering direct carrier billing, money transfer, payment services and wallet, plus cash top-up for the

Turkcell prepaid line and the public transportation card IstanbulKart as well as the Paycell debit card. Paycell also provides merchants a QR based payment alternative and mobile POS solutions.

        Having received an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments through the Paycell application and selected Turkcell stores as well as non-Turkcell affiliated stores. In December 2017 Paycell entered into a 5-year contract with Visa to issue debit cards. The business has continued its growth through the addition of new features including peer to peer money transfer, expanded merchant integrations and the rising penetration of Paycell prepaid cards.

        Paycell continued its physical and online expansion in 2020 with the addition of new merchants to its merchant network and by adding new products to its existing partnerships such as with n11.com, one of Turkey's largest online marketplaces. In the context of the COVID-19 pandemic, Paycell has managed to boost end user adoption through its key offline partnerships such as Sok Market (a supermarket chain) and Burger King. Furthermore, Paycell has struck a partnership with Kahve Dunyasi (second largest coffee chain in Turkey) for QR payments, while also onboarding Turkcell's own store network to its QR payments system. In the meantime, Paycell has also capitalized on the growing e-commerce market. A partnership with Getir (Turkey's largest online grocery delivery company by scale) earned Paycell a fintech social responsibility award for enabling the elderly population (who were under strict government lockdown during pandemic) to order and pay via their mobile phones, thereby leveraging Paycell's direct-to-carrier billing service. As at 31 December 2020, Paycell was active at more than 12 thousand merchants mainly via its QR Payments.

        2020 has reached a vital milestone on Paycell's expansion trajectory: Paycell became the first fintech to get approval from the governing body (in accordance with Turkish Tax Law 507) for its Android POS product, which in itself has significant potential to disrupt the conventional POS system by leveraging Android technology. This product provides merchants with greater functionality and customization capabilities, enabling SMEs and key merchants to use one single device for many business applications in addition to receiving fast and secure payments.

        2020 was also a successful year in terms of consumer product and services launch. Paycell launched its 'Ready-to-use Limit' feature in July for those who are also Turkcell postpaid subscribers. Thanks to this feature added to the Paycell mobile app, users can utilize their monthly mobile payment limits, calculated to uniquely reflect theuser's credit worthiness, to top up their prepaid Paycell Card. They can also use their limits for online shopping, or else purchase physical goods via the Paycell QR merchant network. The amount spent is reflected on the user's Turkcell mobile phone bill on a monthly basis.

        Throughout the year, Paycell realized over 180 campaign offerings. With intense marketing communications and social media reach in addition to the tailwind of the pandemic environment, active Paycell card usage and Paycell application download numbers ramped up in 2020.

        Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in the Turkish Republic of Northern Cyprus. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments.

        As of December 31, 2020, Paycell had 4.7 million three-month active users. The Paycell app had been downloaded 9.2 million times to date. The Paycell prepaid card reached 3.4 million users and spending via Paycell prepaid cards in 2020 amounted to TRY 335 million. Paycell mobile payments active users reached 2.2 million and with 7.9 million credit cards being registered at Paycell. The total transaction volume through Paycell reached TRY 9 billion.

        Paycell generated TRY 285 million in revenue in 2020 marking 13% year on year growth, while its EBITDA reached TRY 147 million with a 52% margin.

Turkcell Enerji

        Turkcell Enerji, a 100%-owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader in the transformation of energy markets in Turkey through digitalized, decentralized and decarbonized solutions. Turkcell Enerji owns an electricity supply license, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity. Turkcell Enerji supplies electricity to eligible residential, commercial and industrial customers in Turkey. In 2020, Turkcell Enerji has completed solar rooftop projects for renewable power generation at selected Turkcell Group buildings and data centers. The focus on renewable energy will continue with large-scale projects and investments.

Lifecell Ventures

        Lifecell Ventures is a 100% subsidiary of Turkcell incorporated in the Netherlands.

        In line with Turkcell Group's strategic priority of monetizing its digital services, Lifecell Ventures is responsible for delivering our digital services and solutions to the global markets and expanding Turkcell Group's footprint by launching new offerings, accelerating the company's owned OTT activities, growing current services and making strategic alliances with other operators. Lifecell Ventures uses technology to provide a digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as real time action-based marketing solution. Lifecell Ventures' business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. Lifecell Ventures has the ambition of contributing to taking telecoms to the "next level", which is a more digital service focus, rather than being an infrastructure company.

        Lifecell Ventures launched the first international digital solution partnership with BiP and lifebox services at Moldcell, the Eastern European operator under a revenue sharing model. The company expanded digital solution partnerships in 2019 with the launch of BiP and lifebox with the Albanian operator ALBtelecom, which operates in Albania with a population of three million. In February 2019, Lifecell Ventures signed a cooperation agreement with Digicel Group of the Caribbean. In October 2020, Digicel Group launched the communication platform BiP, TV platform PlayGO (TV+), the personal cloud storage platform Billo (lifebox) and Fast Login in 32 countries, in partnership with Lifecell Ventures. Digicel is managing its own consumers' data while offering its subscribers market-leading action in real time through LCV's Real Time Action Marketing and Real Time Trend Monitoring tools.

Yaani Digital B.V.

        Yaani Digital B.V. is a wholly-owned subsidiary of Lifecell Ventures and is incorporated in the Netherlands. It was acquired by Lifecell Ventures from NTENT, Inc, an American company, on May 14, 2019. The perpetual license and usage rights associated with the source codes of the Yaani search engine rest with Yaani Digital. The transfer of all identifiable assets is realized with the signing of the Mutual Cancellation and Release Agreement on June 1, 2020.

BiP Digital Communication Technologies B.V.

        BiP Digital Communication Technologies B.V. ("BiP Digital")—whose commercial title was Lifecell Digital Communication Technologies B.V. prior to December 4, 2020—has been incorporated in Amsterdam, the Netherlands on September 7, 2020. BiP Digital is wholly owned by Turkcell's subsidiary Lifecell Ventures. Under its status as a financial holding, the main purpose of the company is to incorporate, in any manner to participate in, to manage and to supervise businesses and companies and to give advice and to provide services to businesses and companies with which the company is affiliated in a group and to third parties.

Bip Iletisim Teknolojileri ve Dijital Servisler A.S.

        Bip Iletisim Teknolojileri ve Dijial Servisler A.S. ("Bip Iletisim") is a wholly owned subsidiary of BiP Digital. The company has been originally incorporated on February 16, 2018 under the previous title as Turkcell Ozel Finansman A.S. and on July 24, 2020 amendments to articles of association and its commercial title have been registered under trade registry. The current title of Bip Iletisim has been registered on December 14, 2020. The main purpose of the company is providing communication solutions for users in terms of instant messaging, voice & video calling and also video conferencing via the applications on their internet-connected devices or web.

Lifecell Dijital Servisler ve Cozumler A.S.

        Lifecell Dijital Servisler ve Cozumler A.S. ("Lifecell Dijital"), 100% directly owned by Turkcell's subsidiary Turktell Bilisim A.S., was incorporated on March 4, 2020. The main purpose of the company is computer programming activities by coding system, database, network software and coding of customer specific software.

Lifecell Bulut Cozumleri A.S.

        Lifecell Bulut Cozumleri A.S. ("Lifecell Bulut"), wholly owned by Lifecell Dijital, was incorporated on April 22, 2020. Main purpose of the company is to be engaged in cloud technologies, data processing, hosting and related activities.

Lifecell Muzik Yayin ve Iletim A.S.

        Lifecell Muzik Yayin ve Iletim A.S. ("Lifecell Muzik"), wholly owned by Lifecell Dijital, was incorporated on April 22, 2020. Main purpose of the company is to provide on-demand broadcasting music and video services/contents within the framework of the provisions of the Law No. 6112 on Radio and Television Establishment and Broadcasting Services.

Lifecell TV Yayin ve Icerik Hizmetleri A.S.

        Lifecell TV Yayin ve Icerik Hizmetleri A.S. ("Lifecell TV"), wholly owned by Lifecell Dijital, was incorporated on April 22, 2020. Main purpose of the company is television programming, video on demand content and broadcasting activities.

Equity Accounted Investments

Turkiye'nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. ("TOGG")

        On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol and on May 31, 2018 a Shareholders Agreement was signed by Turkcell with the intention of participating as a potential contributor in "Turkey's Automobile Project". Under this protocol, the signing parties agreed to determine the framework of the activities to meet the requirements of the project for designing, developing and manufacturing a range of electric and connected cars and establishing a mobility ecosystem as well as establishing a local company to own the intellectual and industrial property rights. Accordingly, on June 25, 2018, TOGG was incorporated, in which Turkcell has participated as a founding partner with a 19% stake. AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Kok Ulasim Tasimacilik A.S., Vestel Elektronik Sanayi ve Ticaret A.S. and Turkcell (through its wholly owned subsidiary Turkcell Gayrimenkul) have equal partnerships in TOGG each with a 19% shareholding; whereas Turkiye Odalar ve Borsalar Birligi holds 5%. The CEO of TOGG was appointed on September 1, 2018. On December 27, 2019, TOGG showcased its C-SUV model and an example of its C-Sedan model, which are the first models in the product portfolio. On July 2020, construction of the production facility was initiated in Gemlik, Bursa. Mass production ramp-up is expected to start by the end of 2022. In October, TOGG signed a letter of intent with Farasis Energy (Ganzhou) Ltd. to develop energy storage solutions for Turkey and surrounding countries. Turkcell has committed to a 19% of the total capital participation of €500 million over the following years.

Sofra

        Sofra, in which Turkcell indirectly holds a 33.3% stake, was incorporated on July 24, 2018. Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish postal services company, act as shareholders together with our subsidiary Turkcell Odeme. Sofra offers meal cards issued under the "PAYE Card" brand, enables personnel of customers to conveniently purchase food at member merchants. PAYE Card is also accepted at public transportation payment in Istanbul. In 2020, PAYE Card has over 80 thousand cardholders with around 17 thousand merchants. PAYE Card also launched virtual card which enables consumers to pay with QR at stores.

Non-Consolidated Group Companies

Turkcell Foundation

        Turkcell Foundation ("Turkcell Vakfi", "Foundation") was founded by our Company on October 11, 2018 in Turkey. The Foundation is a not-for-profit organization that intends to reduce mainly the public burden of the state by contributing to projects and charities that will meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. The board of directors of the Foundation consists of five members, all of which have been appointed among the high-level executives of Turkcell.

Entities & Businesses Related to Previous Operations

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

        Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. ("Inteltek") offers information and entertainment services. On September 30, 2020, we completed the sale of our total 55% shareholding in Inteltek to Intralot Iberia Holding SAU, the other shareholder of Inteltek. The final value of the transaction was approximately TRY 6.1 million. We generated approximately TRY 1.6 million in profit from this transaction, which has been reflected in our 2020 third quarter financial statements. As at December 31, 2020, Inteltek is not a subsidiary of Turkcell.

Turkcell Europe GmbH

        Turkcell Europe GmbH ("Turkcell Europe") was founded by Turkcell in 2010 as an MVNO providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

        Until the end of 2014, Turkcell Europe continued its operation as an MVNO and offered Turkcell's service quality across both Germany and Turkey. In order to increase the efficiency of our operations in Germany, we made changes to the business model in 2014 from a "wholesale traffic purchase" agreement to a "marketing partnership". The Marketing Partnership agreement between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom was signed on August 27, 2014, which involved the transfer of Turkcell Europe subscribers and operations to a Deutsche Telekom subsidiary as of January 15, 2015. The marketing partnership ended on April 30, 2020 pursuant to a termination protocol executed between the parties.

        Turkcell Europe's revenue contribution to the Turkcell Group amounted to EUR 100 thousand in 2020 where, post-termination, the revenue generation ended.

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

XI.   Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA")

        Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in 2020 and in 2021, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA.

        During the year ended December 31, 2020, Turkcell had international roaming relationships with the following companies in Iran and Syria: TCI Mobile Company of Iran, MTN Irancell, Taliya Iran, Telecommunication Kish Co., Rightel, Syriatel and MTN Syria. Turkcell had gross revenues of approximately TRY 1.5 million and net profits of approximately TRY 0.3 million attributable to these agreements during the year ended December 31, 2020.

        During the year ended December 31, 2020, lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Rightel, Syriatel and MTN Syria. lifecell had gross revenues of approximately EUR 309.2 thousand and no net profits attributable to these agreements during the year ended December 31, 2020.

        Turkcell has developed several digital services such as BiP, Dergilik, fizy, lifebox, TV+ etc. which are available for download free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits. For details regarding the risks we face with regard to our business in Iran, please refer to "Item 3.D—Risk Factors—Any instability in the political environment and/or downturn in the economy, as well as volatile international markets , in particular as a result of the ongoing COVID-19 global outbreak, in Turkey and/or internationally may have an adverse effect on our business and financial condition."

        Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran ("TIC"). During the year ended December 31, 2020, gross revenues attributable to these agreements were approximately TRY 26.0 million, and net profits were approximately TRY 8.0 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (Telecom Idea) based in Iran, which acts as its solution partner and agent. During the year ended December 31, 2020, gross revenues attributable to these agreements were approximately TRY 0.9 million, and net losses were approximately TRY 1.2 million. Costs attributable to the services provided by Teleka Maedeh Co. were approximately EUR 254.0 thousand for the year 2020, and all payments were made to QBIC ELECTRONICS TRADING LLC (a company based in the United Arab Emirates), an authorized intermediary. Turkcell

Superonline also has data interconnection business in Syria through a consortium with Syria Telecom for which revenue and net profit or losses are currently not known to the Company.

        We have made enquiries of our major shareholders regarding activities in Iran and Syria. Telia Carrier, one of our major shareholders until October 2020 (see item 7. Major Shareholders and Related Party Transactions for further details) has indicated that it is no longer direct interconnected with any Iranian or Syrian company. Furthermore, we have been informed that Telia Sweden, Telia Norway, Telia Latvia, Telia Lithuania, Telia Finland, Telia Estonia and Telia Denmark had roaming relationships with MTN Syria and with MCI Iran (only voice and SMS roaming, no data) during 2020. For the year ended December 31, 2020, we have been informed that total inbound cost was EUR 1.7 thousand and total outbound cost were EUR 41.1 thousand. No payments or receivables have been made by Telia Carrier for the accumulated traffic related to Iran.

        Furthermore, one of our major shareholders TWF has indicated that, although they do not have a business relationship or investments in Iran or Syria, and as publicly reported, as per the terms of the natural gas sale and purchase agreement from 1996 between the Republic of Turkey and Iran, Boru Hatlari ile Petrol Tasima AS, a wholly-owned entity of TWF, has been importing natural gas from Iran to the Republic of Turkey since December 10, 2001 following the completion of the pipeline connection between the two countries. TWF has also indicated that T.C. Ziraat Bankasi AS ("Ziraat Bankasi"), a wholly-owned entity of TWF, has a representation office in Tehran, Iran, which does not have any commercial or banking activity and Ziraat Bankasi does not have any intention to change or extend current activities carried out by this office. TWF has also indicated that this is publicly disclosed information.

        Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury's Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2021.

XII. Regulation of the Turkish Telecommunications Industry

a.     Overview

        All telecommunications activity in Turkey is regulated by the ICTA. The Electronic Communications Law No. 5809 (the "Electronic Communications Law"), which came into force on November 10, 2008, is the principal law governing telecommunications activity in Turkey. The Electronic Communications Law was published to respond to the rapidly-evolving Turkish telecommunications industry, and all secondary regulations have been updated to be in accordance with this law. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

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

        This law mandates that designated operators must provide universal services, and the General Directorate of Communication can demand that operators provide universal services on a national and/

or geographical basis. Turk Telekom and the GSM operators are currently designated as universal services providers.

        The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette numbered 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or below. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport and Infrastructure. This contract was renewed until December 31, 2020, and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure has approved the extension of the contract under the same conditions through June 30, 2021. The Ministry of Transport and Infrastructure is preparing a new tender for the operation of the Universal Service in 2021.

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

        According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. In the Mobile Call Termination Market, all three operators are designated as having "Significant Market Power" ("SMP"). Accordingly, the mobile termination rates of all operators are being regulated by the ICTA.

        In the Mobile Access and Call Origination Market only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market has been deregulated and Turkcell's SMP designation was removed. For additional details and further steps regarding Turkcell's SMP designation, see "Risk Factors" section.

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

        Telegraph and Telephone Law numbered 406 has also been amended such that in the event that the treasury share is not paid in full in the given period, the ICTA may impose a penalty in the amount of the incomplete or unpaid treasury share.

        In 2019, the ICTA finalized "The Wholesale Central and Local Market Analysis". By its Board decision dated December 31, 2019, the ICTA decided to designate solely Turk Telekom as an SMP for both markets. Access to fiber products, VULA (Virtual Unbundling of Local Access) access, margin squeeze obligations are also imposed on Turk Telekom in addition to its current obligations.

        In 2020, as per the amendments to Article 49 and 50 of the Electronic Communication Law, subscription agreements are allowed to be concluded either in writing or electronically through methods determined by the ICTA which enable the identity verification process of subscribers. Within this scope, on December 8, 2020, the ICTA published the Draft Regulation on the Identity Verification Process of the Applicant in the Electronic Communication Sector for public opinion. The aim of the Draft Regulation is to regulate the procedures and principles regarding to verify the identity of the applicants' transactions that will be processed electronically. Such regulation is expected to be published in the official gazette in 2021.

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

        In 2018, there has been an amendment to the aforementioned regulation which introduces a new provision addressing "natural persons" and "private legal entities which are not operators" under the

Electronic Communications Law. According to the new provision, entities (including "natural persons" and "private legal entities which are not operators") who fail to comply with the obligations determined by ICTA regarding national cyber-security activities and protective measures against cyber-attacks, or fail to implement the measures taken by ICTA, will be subject to administrative fines.

e.     Regulation on Authorization regarding the Electronic Communications Sector

        In 2009, the ICTA published the "Regulation on Authorization regarding the Electronic Communications Sector" ("Authorization Regulation"), which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016, there had been major amendments to the aforementioned Regulation. According to the amendments:

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

        In addition to the amendments of the abovementioned Regulation, the ICTA decision on Procedures and Principles Regarding the Usage of Caller Line Identification was published increasing the liabilities of the operators.

f.      Regulation on Mobile Number Portability ("MNP")

        Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

        MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, where they are violated, that we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected Turkcell's request of the correction of the decision. Turkcell made an individual application before the Constitutional Court, against the respective decision. The Constitutional Court process is pending. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

g.     Regulation on Security of Network and Information in Electronic Communications Sector

        In 2008, the ICTA published the "Regulation on Security of Electronic Communication", which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threats or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell's IT function was also certified for ISO/IEC 27001:2005 and Turkcell's ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the "Regulation on Security of Network and Information in Electronic Communications Sector" which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

h.     Presidency Circular on Information and Communication Security Measures

        The Presidency Circular on Information and Communication Security Measures dated July 6, 2019, aims to ensure the security of critical data, which may threaten national security or lead to the deterioration of the public order when the data privacy, integrity and accessibility is impaired. Pursuant to the Circular, the Presidential Office for Digital Transformation published an "Information and Communication Security Guide", on July 27, 2020, which sets out the information and communication security measures to be followed by public institutions as well as the enterprises providing critical infrastructure services which includes telecommunication operators. The guide covers measures and related activities to be carried out by public institutions and concerned enterprises to ensure the security of their asset groups, applications and technology in accordance with degree of criticality, i.e. basic, medium and advanced. Accordingly, telecommunication companies shall determine the degree of criticality of their assets and draw a roadmap to implement effectively the concerned measures, for asset groups with advanced criticality level in two years. The guide is expected be updated periodically, and to be published on the website of the Presidential Office for Digital Transformation.

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

j.      The Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector

        One of the principles that the ICTA must follow is the creation and protection of a free and efficient competitive environment. The Electronic Communications Law specifies that the ICTA is authorized to set rules (that do not contradict the Turkish Competition Law) to prevent anticompetitive acts, to investigate the operators as officio or upon a claim, and to take necessary measures against anticompetitive actions. Considering that applications regarding anticompetitive acts are made by different methods and based upon a variety of documents, the ICTA published the "Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector" on December 20, 2017 in order to clarify these points.

k.     Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

        The Law No. 6360 on the "Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws" was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of certain metropolitan municipalities were extended. Following this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, with its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for a stay of execution and cancellation of the ICTA's aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA's aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. Council of State rejected the ICTA's appeal request in favor of the Company and approved the first instance court decision with its definitive judgment. Thus, the judicial process has been finalized in favor of the Company. Since then the ICTA has been working on a new regulation aligned with the Law No. 6360.

l.      Regulation on Base Station Implementation in Electronic Communication Sector

        In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 3,972 plus VAT per station for the year 2021) will apply only to the BTSs established after December 6, 2012.

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

        Legislative work has been done to fill the legal gap caused by the annulment decision of the Supreme Court. The amendments adopted in the Zoning Law have entered into force as of November 17, 2020. With these amendments, three segments have been designated according to the characteristics of electronic and communication systems. (i) The masts and towers that are above 15 meters have become subject to a license, (ii) the masts and towers that are less than 15 meters and (iii) the masts and towers that are below 10 meters on the rooftops are now subject to obtaining a permission. A Site Selection Certificate must still be obtained prior to the license/permit applications. It shall be necessary for the masts and towers over 15 meters that have been established and/or to be established on the parcels and land, to be specified in the 1/1000-scale implementary zoning plan; however, it shall not be required for the other types of BTS's. There shall be no license and permission requirement for the stations established between July 2, 2004 and October 1, 2009. It shall be mandatory for stations established before July 2, 2004 and between October 1, 2009 and November 17, 2020 to apply within a year and carry out the necessary documents within three years. The fines imposed on electronic communication stations established before November 17, 2020 shall be voided, and demolition decisions shall not be applied.

n.     Regulation on the Internet

        Law on the Regulation of Broadcasts via the Internet and the Prevention of Crimes Committed Through such Broadcasts has been revised by Law No. 6518, which became effective on February 19, 2014. The new law required that all internet access providers, which include all mobile and fixed network operators as well as all internet service providers, form a Union of Internet Access Providers ("UAP") within three months, which was duly established. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined in an amount equal to one percent of the previous year's revenues.

        In addition, the law raises the existing fines for not removing content as requested by the court. The law also introduces URL-based blocking of websites which requires new capital as well as operating expenditures for all internet access providers.

        Law No. 7253, published on July 31, 2020, has made amendments to Law No.5651, according to which social network providers located abroad which receive more than one million connections daily from Turkey shall appoint at least one representative in Turkey until October 1, 2020. If they fail to do so, those social networks are to face fines, while further failure is to result in the banning of advertisements to the networks. If non-compliance continues, traffic bandwidth to relevant social networks are to be narrowed by 90% by the members of the UAP.

o.     GSM Licensing in Turkey

        The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

        A GSM license is subject to the ICTA's right to suspend or terminate operations under the license on the grounds of security, public benefit, and national defense, or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

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

p.     Our GSM License Agreement

  General

        Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA's expenses. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band, and was signed in February 2009 by Turkcell and the ICTA, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands, and was signed again in February 2016 with small amendments. The license agreements of Turkcell were last amended in 2019.

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

        We paid a license fee of $500 million to the Turkish Treasury upon the effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. Since January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share was later revised and consequently, the following are not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

        Furthermore, under the Authorization Regulation, all kinds of share transfers, acquisitions and actions of the operators which are authorized by a Concession Agreement must be communicated to the ICTA, and such share transfers, acquisitions and actions shall be made with the written approval of the ICTA if they result in a change of control component of such operators. The "control component" is defined as "the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally".

        Our license subjects us to a number of conditions. It may be revoked in the event that we fail to meet any of these conditions.

  Coverage

        Our license requires that we meet coverage and technical criteria. We must attain coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license's effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. We met and surpassed all coverage obligations before their due dates.

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

  Service Quality

        Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Moreover, we must meet the standards that the ICTA imposes under "Regulation on Quality of Service in the Electronic Communications Sector".

  Tariffs

        The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs (price caps) in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Commerce minus 3% of the Turkish Consumer Price Index announced by the Ministry of Commerce. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

        Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Since TT Mobil does not have such an obligation in its licence, a policy decision had been taken by the Ministry of Transportation and Infrastructure for TT Mobil to comply with maximum tariffs. However, with a Board Decision dated November 17, 2020, ICTA announced that Turk Telekom is exempted from the maximum tariff regulation in accordance with a recent stay of execution decision of the Court. The latest ICTA Board Decision dated March 31, 2021 sets the rates at TRY 0.806 per minute for national voice and TRY 0.58 for national SMS for Turkcell and Vodafone as of April 1, 2021.

  Relationship with the ICTA

        The license agreement creates a mechanism for an ongoing relationship between us and the ICTA. The ICTA and Turkcell coordinate their activities through a License Coordination Committee ("the Committee"), which is responsible for ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

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

        With the 3G License Agreement, we are obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. Following the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. Council of State rejected the ICTA's appeal request in favor of the Company and approved the first instance court decision with its definitive judgment. Thus, the judicial process has been finalized in favor of the Company.

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

        According to the Authorization Regulation, breaches by operators resulting in the termination of the GSM concession agreement for any reason shall also result in the termination of the operator's concession agreement signed for IMT-2000/UMTS service. Also, if the GSM concession agreement is not renewed at the end of its natural expiration, the ICTA may continue to allow the utilization of the needed infrastructure by IMT-2000/UMTS services on terms and conditions to be set by the ICTA itself.

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

r.      Authorization of 4.5G License

        In the IMT- Advanced ("4.5G") tender held on August 26, 2015 to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD,TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

        The tender gave equal opportunity to the operators in the low frequency bands utilized for coverage while enabling competition in higher frequency bands mainly used for capacity. The Company has reached a total frequency bandwidth of 234.4 MHz and our ownership in total bandwidth in the market increased to 43% (234.4 MHz / 549.2 MHz) with the new frequencies acquired. The operators can utilize the new spectrum in a technology-neutral way.

        The ICTA granted Turkcell's 4.5G License on October 27, 2015. The 4.5G License is effective for 13 years until April 30, 2029. According to the license, Turkcell started to provide 4.5G services from April 1, 2016.

        The 4.5G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G and 3G. Accordingly, the Company;

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

        While building its infrastructure for 4.5G networks, Turkcell, as well as its competitors, is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkey. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and subsequent years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the requirement. Based on the law, operators have requested to remove this requirement for five annual reporting periods, between 2015-2020. However, operators' requests to waive this requirement for the reporting periods between 2015-2019 have been rejected by the ICTA; which may result in administrative fines with material adverse effect on our financial results.

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

        Breaches regarding the abovementioned obligations and breaches resulting in the termination of the GSM and IMT-2000/UMTS concession agreements for any reason shall also result in the termination of the Operator's 4.5G authorization. The Company may apply to the ICTA between 18 and 12 months before the natural end of authorization (April 30, 2029) for renewal. The ICTA may renew the authorization, taking into account the current legislation.

s.     Licenses and Authorizations of our Subsidiaries

        In addition to the foregoing, our majority owned subsidiary, Belarusian Telecom, and wholly-owned subsidiaries lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. lifecell also holds 4G licence. If lifecell, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Muzik and Lifecell TV have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

  Ukraine License Agreement

        As of December 31, 2020 lifecell owns 9 activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2020, lifecell owns twenty frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range—three NDC codes for mobile network, twenty-eight permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service "800".

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

        In 2020, the Ministry of Health of Ukraine significantly eased the limitations applicable to electromagnetic field exposure (EMF) levels emanating from base stations. The maximum EMF level is now set at 100 μW/cm2 or 19,42 V/m, compared to 10μW/cm2 or 1,94 V/m. This increase in maximum EMF levels will allow lifecell to increase the power output of transceivers on base stations where required. We believe that a higher power output of some transceivers will allow an improvement in quality of connection and coverage in certain areas, mainly in highly populated areas of cities where several base stations from different operators are located at close distance from one another and work in different bands. Further, this change will enable us to install sites in new zones.

  Belarus License Agreement

        Belarusian Telecom owns a license for mobile services without technological limitations (technology neutral), issued on August 28, 2008, for a period of 10 years. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority's decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom has coverage requirements for 2G and 3G networks. Belarusian Telecom had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company is in close communication with the regulatory body regarding 2G license requirements and have applied for certain license requirement adjustments. We expect to have some regulatory changes in 2G network licence and those changes may eliminate coverage requirements in the upcoming years. 3G related license requirements have been fulfilled. There is no any coverage requirement for 4G services in the license.

        Based on local legislation, 4G infrastructure can be built by JLLC Belarusian Cloud Technologies ("beCloud") only. Belarusian Telecom uses beCloud's infrastructure to deliver LTE services for its customers.

  Turkcell Superonline Authorizations

        Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004 (for 15 years), Infrastructure Provider as of March 6, 2006 (for 25 years), Internet Service Provider as of February 15, 2005 (no duration specified), Satellite Communication Service Provider as of March 24, 2009 (no duration specified), Cable Broadcast Service Provider as of November 23, 2009 (no duration specified) and Mobile Virtual Network Operator as of July 14, 2015 (for 15 years). Upon the expiry of the term of Turkcell Superonline's Fixed Telephony Service Provider authorization on November 19, 2019, and subsequently on November 19, 2020, the ICTA extended the authorization period by one year.

        The Authorization By-Law for Telecommunication Services and Infrastructure published in the Official Gazette on August 26, 2004 was abrogated with the By-Law on Authorization for Electronic Communications Sector dated May 28, 2009. According to this abrogation, Turkcell Superonline's "Authorization" on Infrastructure Operating Service, Internet Service Provision and Satellite Communication Service have been changed to "Authority" on Infrastructure Operating Service, Internet

Service Provision, Satellite Communication Service and Cable Broadcast Service. Turkcell Superonline's "License" on Long Distance Telephony Services License has been changed to "Authorizations" relevant to the Fixed Telephony Services. Aforementioned Public Access Mobile Radio Service Provider Authorization of Turkcell Superonline was annulled as of December 31, 2015.

        Turkcell Superonline was authorized as a Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council's decision numbered 24, dated March 26, 2014. Such authorizations have been provided by the Radio and Television Supreme Council, according to the rules of the Media Law and also the Radio and Television Supreme Council By-Law on Broadcasting via Cable Networks. In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually. Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Turkcell Superonline has the right to operate the platform and infrastructure of TV services.

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

        The Regulation is driven largely by the goal of improving the competitive environment and ensuring that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator's request for access to and use of its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by the ICTA.

        In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine those operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators of SMP, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and TT Mobil as "operators holding significant market power" in the "GSM Mobile Call Termination Services Market" and designated Turkcell individually as an "operator holding significant market power" in the "Access to GSM Mobile Networks and Call Originating Markets". According to the new Regulation published in the Official Gazette dated September 1, 2009, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the "Access to Mobile Networks and Call Originating Markets" and designated Turkcell, Vodafone and TT Mobil as operators holding significant market power in the "Mobile Call Termination Market". Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the "Mobile Call Termination Market" and Turkcell is once again recognized as the only operator holding significant power in "Access to GSM Mobile Networks and Call Originating Markets". The Mobile Access and Call Origination Market has been deregulated and Turkcell's SMP designation was removed as of January 1, 2020.

        As a result of the significant market power designation in the "GSM Mobile Call Termination Services Market", our Company, as well as TT Mobil and Vodafone, is required to provide interconnection services on a cost basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. Please refer to the Interconnection table under the caption "(ii) Interconnection Rates—Turkcell, Vodafone, TT Mobil and Turk Telekom" for the approved interconnection rates as at March 20, 2020.

        ICTA Board Decision regarding Mobile Call Termination Market Analysis, dated September 23, 2020, conditionally removes cost-based pricing obligation for SMS/MMS services by October 1, 2021. In addition, 'interconnection obligation' is expanded to include providing IP interconnection.

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

        The ICTA published a Communique concerning "Co-Location and Facility Sharing" on December 2, 2010 (which abolished the Regulation published on December 31, 2003). According to the Communique, the ICTA should determine operators to be co-location incumbent if operators do not enable co-location, or where is a dispute against competition, or end-users. Similarly, the ICTA could set tariffs if the tariffs for co-layout are not determined on a cost basis.

        The Communique defines the criteria for operators who are incumbents for facility sharing, and also states the items which must be considered for determining the Facility Sharing prices.

        Subsequently, the provisions that regulate the ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent have been removed, opening up the Co-Location and Facility Sharing process to negotiation. In addition, the Facility Sharing incumbent's right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

        The ICTA published a regulation concerning "Cellular System Antenna Facility Design, Set Up and Sharing" on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on certain certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with "The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks". According to this Regulation:

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

  •
  In regions where the population is higher than 10,000 at the time of application to the Authority to build a new installation, provided that there are no physical, technical, administrative and legal barriers, the operator is obliged to offer the types of sharing to the maximum extent possible.

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

        In the 4.5G Authorization Document, in provinces with a population of less than ten thousand and at sites to cover highways, dual carriageways and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on compliance with international standards. The ICTA may oblige operators to buy and use locally produced products, independent of quality standards, if a local vendor produces sufficient equipment to support the mobile operators' demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

v.      Regulation on Consumer Rights in the Electronic Communications Sector

        The ICTA published a "Regulation on Consumer Rights in the Electronic Communications Sector" on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013. This regulation introduced some radical changes to the electronic communications sector. With this regulation, the ICTA determined new procedures/changes regarding: the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet. The Regulation on Consumer Rights in the Electronic Communications Sector, which came into force in April 2018, repealed and replaced the previous regulation. Although the new version mainly preserves the provisions of the former regulation, one of the main differences is that the first service on/off operation in a calendar year may no longer be charged in case the services were suspended/disconnected due to non-payment within due date. Moreover, the Regulation on Consumer Rights in the Electronic Communications Sector has been amended to allow subscription contracts to be made electronically as of October 28, 2017. Procedures and principles regarding the use of digital signatures are to be determined separately by the ICTA.

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

        The ICTA set forth the reimbursement process arising from its decisions by publishing the procedures and principles to be applied to the reimbursement of subscribers which came into force in 2018. In addition, "the Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Receipts" published on August 19, 2016 has been in force since December 1, 2017. Notifications regarding those services with limited amount of use and the applications of upper limits of receipts used to be regulated by separate documents. But with the aforementioned Procedures and Principals, the means, timing and content of the notifications regarding the services with limited amount of use and the upper limits of receipts has been consolidated under a regulation. The ICTA's regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA's regulations may increase the costs of doing business and could negatively impact our financial results.

        An ICTA decision dated June 21, 2018 favoring subscribers with special needs, veterans, and widows/ widowers and orphans of martyrs was published and came to effect on January 1, 2019. The decision requires operators that have more than 200 thousand subscribers to offer their services to these groups that are "in need of social support" at a 25% discount. The discount is to be offered upon proof of identity and the subscriber's special need.

        Following the decision of the ICTA dated March 31, 2020, until the measures introduced by the Presidential Circulars regarding the COVID-19 pandemic are lifted, operators are permitted to carry out call center services remotely, to send invoices electronically and to transmit the documents of the subscriber by mail in the context of subscription transactions. Furthermore, the ICTA has postponed for a period of up to three months the submission of information and documents prepared within the scope of the regular reports that are to be submitted to it.

        The ICTA decision on Procedures and Principles for the Termination of Subscription Agreements via e-Government Gateway has been published on May 12, 2020. The decision allows subscribers, who use mobile and fixed individual lines, to cancel their subscriptions through the e-government portal as of September 15, 2020.

        An amendment to Law No 5809 made by Law No 7247 on June 26, 2020 has made it possible for subscription agreements to be made in an electronic medium and that the identity verification process shall be regulated by the ICTA with secondary legislation. The ICTA has not yet published the secondary legislation.

w.     Regulation on Data Privacy in the Electronic Communications Sector

        Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the processing of personal data and protection of privacy. Accordingly, the ICTA had published "Regulation Concerning the Processing of Personal Data and the Protection of Privacy in the Electronic Communications Sector", of which a revised version will enter into force on June 4, 2021. The Company filed a lawsuit for the stay of the execution and cancellation of the related provisions of the aforementioned regulation.

        This regulation aims to determine the procedures and principles of personal data processing and the protection of privacy in the electronic communications sector. The regulation sets out the sector-

specific rules such as security measures, notification of data breach and data breach risks, obtaining explicit consent, data transfers, traffic and location data, caller ID blocking.

x.     Law on the Protection of Personal Data

        Turkey, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the "Law"), which came into force on April 7, 2016, regulates the processing and transfers of personal data of natural persons and protection of privacy.

        The Law introduced several obligations for processing and transferring the personal data including but not limited to fair and lawful processing, protection of personal data, consent requirement, providing notice of processing, registration with the Registry of Data Controllers and notification to the Data Protection Authority ("DPA") in case of a data breach. According to the Law, the DPA is authorized to impose sanctions and precautions as well as administrative fines which are determined in the Law.

        The Law also determines the rights of the data subjects, such as the right to apply to the data controller to learn whether the personal data has been processed, to learn if it is being used properly according to the purpose of the processing, to know the third parties to whom the personal data is transferred in Turkey or abroad, to request the personal data to be rectified, erased or destroyed and the receiving third parties to be notified of that rectification, erasure or destruction.

        As per Article 16 of the Law, the By-Law on the Data Controllers Registry specifying procedures and principles regarding the registration of Data Controllers was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this regulation, data controllers are obliged to register with the registry prior to processing personal data and the exemptions from the registration requirement is to be determined by the Data Protection Board. Accordingly, the Company registered with the registry within the given deadline by the Data Protection Board. The data controllers that are not established in Turkey also have the responsibility to register with the Registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing of personal data, data categories, data subjects, the maximum retention period of the data and technical and organizational measures taken regarding data security.

        In addition to the aforementioned regulation, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization of Personal Data was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automated means and other than by automated means which form part of a data filing system. Furthermore, the Communique on Principles and Procedures to be Followed in Fulfillment of the Obligation to Inform and the Communique on Principles and Procedures for the Request to Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to the obligation to inform data subjects and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not yet published the list of countries, which have an adequate level of protection as of the date hereof.

        Failure to comply with the Law on the Protection of Personal Data may result in the imposition of administrative sanctions including fines up to TRY 2.0 million by DPA as of January 2021. The Company is carrying out a compliance program with regard to compliance matters arising from the Law on the Protection of Personal Data and its secondary legislation, as well as the General Data Protection Regulation which applies to several products and services of our Company provided to data subjects who are in the European Union.

        Additionally, under the General Data Protection Regulation (GDPR), Data Protection Officer (DPO) needs to be determined to represent obligated data controllers. In November 2019, Turkcell appointed its DPO based on her expert knowledge of data protection laws and practices globally. By appointing the DPO, Turkcell aims to implement effective and focused management in the field of data protection. In an effort to establish a sustainable and digitized personal data management process, all processing activities have been reviewed and necessary technology investments were made in 2020. Such steps show the commitment of Turkcell to adopt extensive compliance practices and best practices around the world.

y.      Regulation on Electronic Commerce

        Law No. 6563 on the Regulation of Electronic Commerce published in the Official Gazette on November 5, 2014, amended Article 50 of the Electronic Communications Law, providing that without the prior consent of the subscribers, unsolicited electronic communications for the purposes of direct marketing or messages with adult content is prohibited. An "opt-in" mechanism has been adopted for electronic messages; however, this provision does not apply retroactively to the databases which were established by obtaining the data subjects' consent before the Law No. 6563 on Regulation of Electronic Commerce entered into force on May 1, 2015.

        The Electronic Commerce Law and "Commercial Communications and Commercial Electronic Messages Regulation" published in accordance with this law excludes messages that are sent to the subscribers and users of the operators about their own products and services, and these messages are regulated in "The Principles and The Procedures Regarding the Communication with the Purposes of Advertising and Marketing" published by the ICTA on July 9, 2015. According to electronic commerce legislation, sending commercial electronic messages is also subject to the prior consent of recipients. Violation of this legislation may result in an administrative fine.

        As per the amendments to the "Commercial Communications and Commercial Electronic Messages Regulation" dated January 4, 2020 a centralized commercial electronic communication management system ("CCECMS") for obtaining, exercising, and tracking opt-in/opt-out requests and complaints from recipients of electronic commercial communications was established under the supervision of the Ministry of Trade. Pursuant to the amendments, service providers are required to be registered with CCECMS and transfer every consent obtained under the Commercial Communications and Commercial Electronic Messages Regulation to CCECMS before the deadlines regulated by the Ministry of Trade. The consents that are not uploaded to CCECMS before the relevant deadlines will be considered invalid. In case service providers fail to comply with the Electronic Commerce Law and Commercial Communications and Commercial Electronic Messages Regulation, administrative fines may be imposed by the Ministry of Trade.

        The deadline for registration and transfer of the consents was June 1, 2020. However, the Ministry of Trade postponed the deadline to upload consents to CCECMS for service providers with more than 150,000 commercial electronic message consents to December 31, 2020 and the deadline for recipients to review their consent declarations on CCECMS to February 5, 2021. The Ministry of Trade also postponed the deadline to transfer recipient consents to CCECMS for service providers with 150,000 or less commercial electronic message consents to May 31, 2021 and the deadline for recipients to review their consent declarations on CCECMS to July 15, 2021.

z.     Registered Email Service Regulation

        Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

aa.   Regulation on Refurbished Products

        The Regulation on the refurbishment of used mobile phones and tablets, warranty conditions of refurbished devices, authorization of refurbishment centers, and regulation of the obligations of market actors entered into force on August 22, 2020. When the standards for refurbishment centers are determined by the Turkish Standardization Institute, consumers will have access to second-hand mobile phones with a higher reliability, and so, more second-hand devices are expected to be included in the ecosystem.

bb.   Turk Telekom, Vodafone and TT Mobil Interconnection Agreements

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

        Current mobile interconnection rates are set asymmetrically, based on the ICTA's decision on the Interconnection Tariffs issued in June 2013. The latest decision concerning interconnection rates was published in October 2014 and remains in force with no change in the existing rates. The MMS interconnection rates were also introduced in 2014. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, TT Mobil, Turk Telekom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (TRY Kurus)
				TURK TELEKOM
			TT MOBIL				Alternative Fixed Line Operators
	TURKCELL	VODAFONE		Local	Single	Double
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2
01/07/2013	2.50	2.58	2.96	1.39	1.71	2.24	3.2
31/10/2014	2.50	2.58	2.96	1.39	1.71	2.24	3.2

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

cc.    Agreements Concluded with the Fixed Telecommunication Services Operators

(i)    Interconnection/Call Termination Agreements

        Turkcell, as an "operator holding significant market power", entered into interconnection/call termination agreements with fixed telecommunication service operators that applied to Turkcell for an agreement. Interconnection rates are regulated by the ICTA. Turkcell pays fixed-line operators TRY 0.0320 per minute and fixed-line operators pay Turkcell TRY 0.0250 per minute for national voice call traffic. However, it was decided to remove the cost-based price obligations for SMS/MMS services by October 1, 2021.

(ii)   International Transit Traffic Services Agreements

        Turkcell entered into International Transit Traffic Services Agreements with operators who applied to Turkcell for an agreement. Under these Agreements, we may carry calls to these operators' switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for calls directed to numerous networks around the globe.

(iii) SMS Termination Agreements

        During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. In accordance with the ICTA regulations on SMS Termination Rates on Turkcell's network, Fixed Telephony Service Operators pay Turkcell TRY 0.0043 per SMS.

        As of December 31, 2020, operators which originate message services are obliged to establish direct interconnection with mobile network operators where the calls will be terminated in accordance with the ICTA Board Decision dated March 24, 2020.

dd.   MVNO Services

        The ICTA designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which had implications such as mandatory MVNO access and cost-oriented call origination and termination rates.

        The ICTA decision dated April 12, 2017, stating that an ex-ante regulation was no longer needed for Mobile Access Call Origination Market, and that Turkcell's SMP designation was to be lifted after a period of one year, has been cancelled following the ICTA's new decision dated April 4, 2018 stating that the transition period had been extended for an additional year until April 12, 2019. A new ICTA decision taken on April 3, 2019 has for the last time extended the transition period until December 31, 2019. Accordingly, Mobile Access and Call Origination Market is deregulated and Turkcell's SMP designation is lifted as of January 1, 2020.

        A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020. The scope of the agreement is to wholesale mobile communication services including data, voice and SMS. The term of the agreement is two years.

ee.   Agreements Concluded with Directory Service Providers

        Turkcell entered into agreements relating to the provision of directory services with 12 Directory Service Providers, which are licensed by the ICTA to provide directory services. These agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

ff.    Other regulations affecting our Company

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

(ii)   Communiqués on Management and Audit of Information Systems

        The CMB's Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on 5 January 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

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

        The Communiqué on Independent Audit of Information Systems provides the rules, policies and principles on the independent audit of the information systems. The Communiqué provides that CMB certified independent auditor companies shall audit and report to the entities whether the audited entity is in line with the information system management principles in terms of its operations, equipment and software pursuant to the Communiqué. The frequency of the audits to be conducted by CMB certified independent auditors varies for each entity subject to CMB regulations. The Communiqué on Independent Audit of Information Systems is expected to be applicable to publicly listed companies, such as Turkcell, only in 2022 as a result of a delay in the CMB independent audit firm licence and certification process in the context of the COVID-19 pandemic.

        Although the Communiqués do not include specific penalties in the event of non-compliance, Article 103 (General Principles) of the Capital Markets Law will apply.

        In order to strengthen the control environment, the Information Systems Compliance Committee has been established as an oversight body.

hh.  Commercial Electronic Message Management System

        A new commercial electronic message management system, named Commercial Electronic Message Management System ("CMMS"), has been introduced in early 2020. The CMMS, which is similar to "Robinson list" practices across the world, is a new centralized system enabling individuals to monitor and manage their consents relating to commercial electronic messages from service providers. All service providers wishing to send commercial electronic messages must register with and upload their existing databases to the CMMS. Further, service providers and intermediary service providers initiating the commercial electronic message transmission on behalf of service providers are obliged to verify the consent status of the recipients over the CMMS.

ii.     Major regulations affecting our Subsidiaries

  Financell

        Financell is a finance company and is thereby subject to the Financial Leasing, Factoring, and Financial Institutions Law No. 6361. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts.

        The Regulation on the Financial Leasing, Factoring, and Financing Companies Establishment and Operation Principle also regulates the duration of the loan and other financing principles. Although Financell has to abide by the Banking Regulation and Supervision Agency's regulations due to its financing operations, it also has to abide by the Ministry of Trade's regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

  Turkcell Sigorta Aracilik Hizmetleri A.S.

        Turkcell Sigorta is regulated by many regulations pertaining to the insurance sector including the Insurance Law. However, since Turkcell Sigorta is an insurance agent, it is mainly regulated by the Regulations on Insurance Agents consisting of the specifications of the operations, establishment, structure, authorizations, and responsibilities of the individuals and the corporate entities which are willing to be insurance agents.

  Turkcell Energy

        The operations of Turkcell Energy are concentrated in the electricity market, which is heavily regulated in Turkey. The governing law is the Electricity Market Law, and the Energy Market Regulatory Authority ("EMRA") is the central regulatory body issuing licenses, setting tariffs and quality standards. Electricity market activities in Turkey subject to the EMRA licensing regime include power generation, power supply, system operation (at both transmission and distribution level) and market operations for which each activity requires the issuance of a separate license.

        Turkcell Energy holds a power supply license issued by EMRA on May 11, 2017 that is valid for 20 years. Its license allows Turkcell Energy to buy and sell electricity capacity and energy in both wholesale and retail markets at unregulated prices.

  Paycell

        With the enactment of Payment Systems Law No. 6493 in August 2016, Paycell has acquired a Payment Service Provider License from the Banking Regulation and Supervision Agency (BRSA). Paycell was awarded an electronic money payment license in July 2017. On November 12, 2019, the BRSA's regulatory powers in this regard were transferred to the Central Bank of the Republic of Turkey ("CBRT"). The CBRT introduced new regulations regarding "open banking" as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). These regulations will enable Paycell to access its customers' bank information though direct integration. Thus, Paycell will be able to execute payment transactions and act as a single interface to monitor all banking accounts of customers.

  Lifecell Muzik & Lifecell TV

        The operations of Lifecell Muzik as a music service and Lifecell TV as an OTT TV platform are within the scope of the Regulation on the Presentation of Radio, Television and On-demand Broadcasting Services on the Internet, which came into force on September 1, 2019. As per this regulation, media service providers and platform operators broadcasting services on the internet must obtain a broadcasting license and broadcasting transmission authorization, respectively, from the Radio and Television Supreme Council ("RTUK"). RTUK granted an on-demand broadcasting license to Lifecell Muzik valid for ten years as of August 29, 2019 and a broadcasting transmission authorization to Lifecell TV as of August 29, 2019 valid for one year, which has been later extended until December 31, 2021.

4.C Organizational Structure

        The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of April 12, 2021.

  •
  On March 4, 2020, Lifecell Dijital was incorporated.

  •
  On April 22, 2020, Lifecell Bulut, Lifecell Muzik and Lifecell TV were incorporated.

  •
  On September 7, 2020, Lifecell Digital Communication Technologies B.V., based in the Netherlands, was incorporated. On December 4, 2020, Lifecell Digital Communication Technologies B.V.'s commercial title was changed to BiP Digital.

  •
  On September 30, 2020, the shares of Bip Iletisim were wholly transferred under BiP Digital, and on December 14, 2020 the current commercial title as Bip Iletisim was registered.

  •
  On March 8, 2021, Turkcell Dijital Is Servisleri A.S. was incorporated.

        For information on the country of incorporation of our key subsidiaries, see "Item 4.B. Business Overview".

4.D Property, Plant and Equipment

        As of December 31, 2020, we operated 79 facilities including network data centers, of which 57 were located in Turkey, the rest in the Turkish Republic of Northern Cyprus, Belarus and Ukraine.

        We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

        As of December 31, 2020, we also had 156 owned and 1,187 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Turkey.

a.     Core Network Infrastructure

        Our core network consists of three site Geographically Redundant Next Generation Home Location Register Home Subscriber Server ("NG HLR"/"HSS"), a combined Number Portability Switch Relay Function ("SRF") and Number Portability Database and Signal Transfer Point ("STP"), Diameter Routing Agent (DRA). The Core Network is common for 2G, 3G, 4.5G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers ("MSC/VLR"), Media Gateways ("MGW"), Charging Control Node ("CCN") and Virtual Private Network ("VPN").

        We have an IMS based VOLTE (Voice over LTE) and VoWifi (Voice over Wifi) network. We are planning to converge Core Voice and IMS Networks. With convergence of the networks, the telco based fixed and mobile services and (OTT based) application services will be delivered easier and faster.

        Our core packet switching network combined of SGSNS/MME'S (Serving GPRS Support Node, Mobility Management Entity) and GGSNs/SGW/PGWs (Gateway GPRS Support Node, Serving and PDN Gateway) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function ("PCRF") for subscriber policies. In addition, we have already deployed Data Optimization equipment for enhanced customer experience.

        We have switches in several cities including Istanbul, Ankara, Izmir, Adana, Bursa, Diyarbakir, Erzurum, Gaziantep, Hatay, Kayseri, Kocaeli, Malatya, Mersin, Mugla, Samsun, Trabzon, Tekirdag and Van.

        In addition, we own switch buildings in different cities in Turkey, such as Istanbul (Mahmutbey, Gebze), Mugla, Izmit, Diyarbakir, and Erzurum. Switch buildings are where the network switching equipment, such as MSC, MGW, BSC and RNC, is located.

b.     Access Network Infrastructure

        Access Network infrastructure includes (but not limited to) 2G BTSs, 3G NodeBs and 4.5G e-NodeBs which are located on rooftops and towers, Base Station Controllers ("BSC") and Radio Network Controllers ("RNC") at Network Data Centers ("NDC"). Since 2014, we refer to our OMCs (Operation Maintenance Centers) as NDCs (Network Data Centers). BTSs, NodeBs and e-NodeBs consist of fixed transmitter/receiver equipment and the antennas to actualize the coverage area for voice and data connections. 2G BTSs and 3G NodeBs are connected to and controlled by BSC or RNC, respectively. 4.5G e-NodeBs have an important difference in that they are directly connected to the 4.5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells, which serve certain specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage, etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality.

        In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of certain towers to our subsidiary, Global Tower.

c.     Transmission Network Infrastructure

        Turkcell's mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, making up 71% of our network. Also 94% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

        The rest of the leased lines are provided by Turk Telekom and Vodafone. As a result, the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis of our management with regard to our financial condition and the results of our operations should be read together with the Consolidated Financial Statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Item 3.D. Risk Factors" and elsewhere in this annual report.

I. Overview of the Turkish and International Economy

        The end of the 2019 was marked by the emergence of the COVID-19 virus in China, which then quickly transformed into an unprecedented global pandemic. Subsequent worldwide lockdowns and travel restrictions, ranging from border restrictions to tests and quarantines, resulted in a slowdown in the global economic activity. As a consequence, global inflation was at 2.7%, the lowest figure in the last three decades according to the International Monetary Fund ("IMF"). In the first two quarters of 2020, industrial production declined considerably and world trade contracted as well. Commercial services trade decreased annually by 28% in the second quarter of 2020, including the tourism industry which was hit the hardest, while merchandise trade decreased by 15% in the same period. The volume of merchandise trade decreased by 5.3% in 2020 according to the World Trade Organization. The selling of financial assets globally triggered the demand for US dollar and, in spite of the US Central Bank's (the Federal Reserve, "FED") expansionary steps, the rally for the US dollar persisted. Central banks globally responded to the situation with monetary easing, while governments increased their spending to alleviate the negative effects of the pandemic, resulting in an increase in public debt. Despite this, during the fourth quarter of 2020, stock markets witnessed all-time highs. Although the containment measures were eventually successful at slowing the spread of COVID-19 in certain regions, these measures resulted in economic disruption, deterioration in the labour market and uncertainties. The impact of the pandemic, together with the import tariff dispute between the U.S. and China and Brexit-related political uncertainty in Europe, resulted in declines in GDP of major countries. According to the IMF, the global economy contracted by 3.3% in 2020.

        In the U.S., in response to the pandemic and declining inflation, the FED cut rates by 150 bps (from 1.50%-1.75% to 0%-0.25%). As a part of monetary easing, the balance sheet of the FED increased to USD 7.4 trillion from USD 4.2 trillion with asset purchases. Fiscal stimulus reached USD 3.8 trillion, and 18% of GDP in 2020. In Europe, economic activity declined significantly as a result of the pandemic as well as Brexit uncertainty. The ECB kept its deposit rate at –0.50% and continued its quantitative easing by increasing balance sheet to 7.0 trillion EUR from 4.7 trillion EUR. At the same time, expansionary fiscal policies were implemented across Europe, including a EUR 267 billion stimulus in Germany, a EUR 84 billion stimulus in France, a EUR 100 billion stimulus in Italy and a GBP 295 billion stimulus in the UK. Meanwhile, China experienced a sharp decline in economic growth due to the pandemic and recovered in the second quarter of 2020. Meanwhile, recovery in world production lagged behind. Since April, there has been a slow recovery in East Asia, Europe, North America and Latin America.

        In the second half of 2019, the Central Bank of the Republic of Turkey ("CBRT") cut the policy rate gradually by 1200 basis points in total. As a result of easing monetary policy, Turkey started to show positive GDP growth. The GDP increased by 6.36% in the last quarter of 2019 and continued to grow in the first quarter of 2020 by 4.46%, on a year-on-year basis. The first COVID-19 case was observed on March 11, 2020 in Turkey, and it imposed the first lockdown in the beginning of April. As a result of the US dollar rush in the global markets, the Turkish Lira depreciated 18% until the beginning of May. On May 4, 2020 the government announced a gradual lifting of containment measures to support the economy, including the tourism industry which constitutes a substantial portion of the Turkish economy. To avoid adverse effects of the lockdown, the CBRT cut the policy rate by 150 basis points from March to the end of May. The Turkish economy contracted 10.30% in the second quarter year-on-year, which was one of the best performances among the developed and emerging countries. In addition to this, the government-initiated credit-channel stimulus through state banks for corporates and individuals. As a result, the Turkish economy was the fastest growing country in the world in the third quarter, namely 6.29% year-on-year, boosting positive growth expectations for 2020. In the last quarter of 2020, the effect of credit expansion combined with monetary easing resulted in the depreciation of the Turkish Lira, a deterioration in inflation and current account deficit. Inflation fluctuated throughout 2020 and increased from nearly 12.15% year-on-year in January to 14.60% in December. The deterioration in inflation was driven by credit expansion as well as the passthrough effect of the currency depreciation. In response to the increasing inflation rate in the last quarter, Turkey reversed its monetary approach. The CBRT and the Turkish Banking Regulation and Supervision Agency ("BRSA") enacted a series of measures and rules to ensure financial and economic stability and support the Turkish Lira. Normalization steps included increasing the policy rate to 17%, implementing an orthodox policy by funding banks with only one-week repo channels, emphasizing financial stability, changing banks' reserve requirement regulations to discourage them to grow their Lira loan books and increasing swap limits with foreign banks. Moreover, the BRSA removed asset rule ratios starting from December 31, 2020, implicating a slowdown in future credit growth. As a consequence of these positive steps, Turkish assets gained value and Turkey's credibility has improved. The Turkish Lira appreciated by 13% against US dollar and 5Y CDS declined to 306 from 566 from November to year end. In the same period, eurobonds and stocks rallied. The fiscal outlook deteriorated in 2020 due to higher expenditures to support the slowing economy due to the pandemic. As a result of the pandemic, the 12-month cumulative budget deficit widened to around 3.42% in December 2020. Turkey had 5.87% growth in the fourth quarter year-on-year. Growth was driven in particular by household spending, investment and inventory contribution in 2020.

        In January and February 2021, the CBRT kept the policy rate constant at 17%, and then increased the policy rate by 200 bps on March 18, 2021 to 19%, in reaction to inflationary risks stemming from international developments and accelerating domestic loan growth. Mr Sahap Kavcioglu replaced Mr Naci Agbal as the CBRT governor on March 20, 2021. The new governor Kavcioglu stated that the policy rate will be above inflation until a permanent decline in inflation is secured. Moreover, exchange rate developments which are driven by changes in global financial conditions and Turkey's risk premium is likely to affect monetary policy.

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

        The following are the most significant taxes imposed on our telecommunications services and on other sectors where we operate:

a.     Special Communications Tax

        The Turkish government imposed a 25% SCT on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey's Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

        As of March 1, 2009, the SCT rate for wireless and mobile internet service providers was set to 5% (previously such tax was 25% on mobile and 15% on fixed lines). Other than mobile broadband services, all mobile telecommunication services were subject to 25% and other telecommunication services (i.e., fixed lines and TV/radio transmission) were subject to a 15% SCT up until December 31, 2017. As of January 1, 2018, the SCT rate for all services within the scope of the tax has been set to 7.5%. Since January 1, 2018, only the mark-up amount on subscribers' invoices for roaming services is subject to the SCT. As of January 30, 2021, the SCT rate for all services within the scope of the tax has been set at 10%.

        Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine ("M2M") SIM cards are not subject to the SCT levied upon new subscriptions.

        The SCT on new mobile subscriptions was TRY 79, TRY 65 and TRY 53 in 2020, 2019 and 2018, respectively. As of January 1, 2021, this has been increased to TRY 86. The tax has had a correlative negative impact on mobile usage.

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

        VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers' invoices for roaming services. Following the Ministry of Treasury and Finance's declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position. As of January 1, 2018, the VAT mechanism on roaming charges prior to November 3, 2009 was restored, and since then only the mark-up amount on subscribers' invoices for roaming services is subject to VAT.

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

c.     License and Annual Utilization Fees

        According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees. The license fee is paid once on the subscription per subscriber. The license fee was TRY 34.15, TRY 27.86 and TRY 22.52 in 2020, 2019 and 2018, respectively. As of January 1, 2021, the license fee is TRY 37.26. Since January 1, 2018, subscriptions for FATIH Project of Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

        The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 2.85, TRY 2.32 and TRY 1.88 in 2020, 2019 and 2018, respectively, and is charged to subscribers monthly. As of January 1, 2021, the monthly utilization fee is TRY 3.11. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end with the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. Since June 2011, we have collected utilization fees from most of our prepaid subscribers.

        Other than subscribers' license and annual utilization fees, operators must pay license and annual utilization fees for wireless equipment to the ICTA. Prior to January 1, 2018, such fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRx); however, following a legislative change, since January 1, 2018 the fee is being calculated as 5% of the monthly net sales amount (sales amount in relation to FATIH Project is not subjected to TRx), and is to be paid within the last working day of the following month.

d.     Special Consumption Tax

        The Special Consumption Tax is a tax on prescribed goods, which includes mobile phones. The Special Consumption Tax is charged on mobile phones (mobile phones are legally defined as "transmitter/receiver cellular phones") either when they are imported or when they are sold by Turkish manufacturers. As of May 1, 2019, the Special Consumption Tax rates are set as provided in the table below and cannot be less than TRY 160 per cellular phone device.

Special Consumption Tax rate
Cellular wireless phone devices with a receiver
—With Special Consumption Tax base up to TRY640	25%
—With Special Consumption Tax base between TRY 640 and TRY 1,500	40%
—With Special Consumption Tax base above TRY 1,500	50%

        With the Communiqué on the Implementation of Supervision of Imports No.2020/6, published in the Official Gazette on May 8, 2020. Accordingly, for mobile phone imports under USD 200, the surveillance certificate will have to be submitted to the customs administration at the time of import. Importers must increase their tax bases to minimum USD 200 in order to make imports without a surveillance certificate.

e.     Digital Services Tax

        On March 1, 2020, the Digital Services Tax ("DST") to be paid through certain digital services, particularly all advertising services delivered in the digital environment, was introduced. The tax is to be paid at a rate of 7.5% per month over the revenues generated from the following digital services performed in Turkey:

  •
  Digital advertising services (including services such as advertisement control and performance measurement services, services for data transmission and management of users, and technical services related to the presentation of advertisements),

  •
  Sales of any audio, visual or digital content in a digital environment, and services provided in a digital environment for listening, watching, playing or recording or using such content (including computer programs, applications, music, video, games, in-game applications, etc. Under the draft Communiqué provisions, cloud service revenues are not subject to DST.),

  •
  Services relating to the providing and operating of a digital environment in which users may interact with each other (including platforms enabling the sale of goods or services among users), and

  •
  Intermediary services provided by digital service providers in the digital environment relating to the services listed above.

        Tax payers exceeding a revenue threshold of €750 million in global revenues (under the draft Communiqué provisions, local revenues are also considered under global revenues) and TRY 20 million in local revenues are subject to DST.

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

        Revenues generated from the provision of the following services are exempt from DST:

  •
  Services that are subject to "treasury share" paid in accordance with the Telegram and Telephone Law,

  •
  Services that are subject to the SCT,

  •
  Services performed to carry out banking transactions within the scope of Article 4 of the Banking Law No. 5411,

  •
  Payment services within the scope of Article 12 of the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions, and

  •
  Sales of products and services provided exclusively through these products developed as a result of research and development ("R&D") activities in R&D centers that are defined under Article 2 of the Law on Supporting Research, Development and Design Activities dated No. 5746.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues do not exceed the stated thresholds as at December 31, 2020. We will continue to monitor such revenues and any updates in the related legislation.

f.      Turkish Radio and Television ("TRT") Association Banderol Fee

        According to Article No. 4 of the Law on TRT Revenues, mobile phones are subject to the TRT banderol fee over (i) VAT base (excluding SCT) related to the sales amount for produced products (ii) VAT base (excluding SCT) of the customs declaration amount for import products. Since June 2016, the following rates have been applied for this purpose: (i) 7% for mobile phones which can receive radio or television broadcasts via integrated tuner, and (ii) 6% for mobile phones which can receive radio or television broadcasts via internet connection. As of July 2017, all mobile phones which have a certain customs tariff statistics status, are subject to a TRT banderol fee at the rate of 10%.

g.     Treasury Share, Universal Service Fund Contribution

        Due to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. 10% of the treasury share is paid as a universal service fund contribution. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue towards the ICTA's expenses.

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

        Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik Hizmetleri Servisi A.S. ("Rehberlik Hizmetleri"). These amounts are paid annually within the month of June of each following year.

        In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA's expenses for all companies.

h.     Other Tax Legislations

        The amendments to the tax laws and the latest taxes introduced through the Law No. 7256 published in the Official Gazette dated November 17, 2020 are summarized as follows:

  •
  A withholding rate of 15% will be imposed in order to prevent fully taxpayer capital companies from tax-free dividend distribution through acquiring their own shares.

  •
  Income from leveraged trading (forex) transactions will be subject to withholding within the scope of temporary Article 67.

  •
  With the Presidential Decree No. 3490 published in the Official Gazette dated February 4, 2021, the financing expenses (expenses and costs incurred under the titles of interest, commission, interest, dividend, exchange difference, etc.) limitation rate was set at 10% starting from the 2021 fiscal year. Credit institutions, financial institutions, financial leasing, factoring and finance companies are excluded from the legislation. Financial expenses and costs which will be capitalized of investment are also exempted from the legislation.

        The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate shall be applied as 20% for the fiscal years starting 2023 assuming there will be no additional legislation.

        As of December 30, 2019, the late fee rate is set at 1.6%.

        Pursuant to the section within the Act of Fees Tariff No. 8 "Passenger phone usage fee", the utilization permit for cellular wireless phone devices with a receiver brought by passengers for self-usage with non-commercial purpose is subject to a fee. The amount of the fee to be applied in 2021 is TRY 2,006 which was TRY 1,839 in 2020.

        The Cultural Fund for mobile phones (imported or manufactured mobile phones which have voice recording qualifications) is paid since March 19, 2020. The Cultural Fund is set at 1% over, (i) the custom value for imported devices and (ii) the production value for the devices which are manufactured in Turkey. This fund is considered as a cost of goods item and is not be reflected directly as a tax to the customers on the invoices.

        Withholding rates on the interest obtained from Turkish Lira deposit accounts and the dividends paid to participation accounts by participation banks have been temporarily reduced through the Presidential Decision No.3032 published in the Official Gazette dated September 30, 2020. Accordingly:

  •
  Withholding rates of 5%, 3% and 0% depending on the maturity will be applied on the interest obtained from Turkish Lira deposit accounts and the dividends paid by participation banks in return for a TL participation account.

  •
  The new rates will be applied to interest and dividends to be paid to demand and special current accounts until December 31, 2020 (including this date) and interest and dividends to be paid to accounts opened between September 30, 2020 and December 31, 2020 (including this date) or with maturity renewed between these dates.

        The amendments indicated below have been made to the Decision No. 2006/10731 determining the withholding rates in the temporary Article 67 of the Income Tax Law, through the Presidential Decision No. 3321 published in the Official Gazette dated December 23, 2020.

  •
  Free exchange funds will be subject to a withholding rate of 0% on the portfolio gains they have obtained as of January 1, 2021. There is no change in the withholding rate of 15% to be applied over the portfolio earnings of these funds in 2020.

  •
  Withholding rates on income and gains obtained from bonds and bills issued by banks and acquired between the publication date of the Presidential Decision (December 23, 2020) and March 31, 2021 (later extended until May 31, 2021) and income and gains from lease certificates issued by asset leasing companies for which the fund user is banks have been reduced.

  Accordingly, 5%, 3% and 0% withholding will be applied on the income and gains obtained from the concerning securities depending on the maturity and holding period of the paper.

  •
  Income and gains from investment funds (excluding variable, composite, eurobond, foreign borrowing, foreign, free funds and mutual funds with foreign currency in their title) acquired between the publication date of the Presidential Decision (December 23, 2020) and March 31, 2021 (later extended until May 31, 2021) will be subject to a withholding rate of 0%.

i.      Tax disputes

        Changes in the Ministry of Treasury and Finance's interpretation of the taxation codes, especially changes regarding consumption taxes (VAT and SCT), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years, since companies' operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

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

        For a description of various tax related disputes to which we are party, see "Item 8.A. Consolidated Statements and Other Financial Information—I. Legal Proceedings".

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

IV. Reportable Segments and Reporting Currency

        Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

  •
  The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik and BiP Iletisim.

  •
  The Turkcell International segment comprises mainly our telecommunication and technology services activities beyond Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP Digital.

        Our "Other" reportable segment is comprised mainly of: (i) non-group call center operations of Turkcell Global Bilgi, (ii) consumer financing service operations of Financell, Turkcell Odeme and Paycell LLC, (iii) electricity energy trade operations of Turkcell Enerji, (iv) insurance agency activities of Turkcell Sigorta. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

        The Group has transferred its total shareholding in Inteltek to the other shareholder, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on September 30, 2020.

        The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech. The transfer of shares to Baltech was completed on January 11, 2019.

        The Group signed the definitive agreement on December 12, 2018 to transfer its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding. The transfer to Sonera Holding was completed on April 2, 2019. See Note 16 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F.

        Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

        Our audited Consolidated Financial Statements as of December 31, 2020 and December 31, 2019 and for each of the years in the three-year period ended December 31, 2020 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

I. Overview of Business

        Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was incorporated in 1993 and commenced its operations in 1994. We operate under a 25-year GSM license (the "2G License") and a 20-year GSM license (the "3G License"). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A-type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009.

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

        Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers' needs through lifestyle segments and usage habits.

        Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers at Group level, and by year-end 2020, that number had grown to 47.9 million including the subscribers of our subsidiaries.

        In the mobile segment, we increased our postpaid subscriber base from 62% in 2019 to 66% in 2020 due to our focus on value. As of December 31, 2020, we had 11.5 million prepaid subscribers and 22 million postpaid subscribers, compared to 12.4 million prepaid subscribers and 20.4 million postpaid subscribers as of December 31, 2019.

        Our average minutes of usage (MoU) in Turkey increased 25% to 519 minutes in 2020 from 415 minutes in 2019 as a result of high bundle packages utilization. Our mobile ARPU in Turkey increased to TRY 45.5 in 2020 compared to TRY 39.8 in 2019 mainly driven by our upsell strategy, favorable change in customer mix, increasing data and digital services usage and price adjustments.

        Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the "average number of subscribers" as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please see "Item 4.B. Business Overview—V. Churn". Monthly average mobile churn rate was 2.3% in 2020 compared to 2.7% in 2019.

        In the fixed segment, our subscriber base exceeded 2.4 million for the year ended December 31, 2020. 1.7 million of this base are fiber customers. Fixed residential ARPU increased to TRY 69.6 in 2020 from TRY 63.2 in 2019 mainly by upsell strategy and acquisition of higher revenue generating customers. Monthly average fixed churn rate improved to 1.9% in 2020 from 2.1% in 2019.

        We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements at the amount of TRY 787.2 million and TRY 795.8 million as of December 31, 2020 and 2019 respectively, which we believe to be adequate. The main reasons for the change in impairment losses include collections made in 2020 amounting to TRY 229.7 million and a write-off of overdue receivables amounting to TRY 300.1 million which was netted of with an impairment loss recognized amounting to TRY 579.3 million.

II. International and Other Domestic Operations

        In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus. For a description of, and additional information regarding, our international and other domestic operations, see "Item 4.B. Business Overview".

III. Revenues

        Revenues include telecommunication services, equipment revenues, revenue from financial services, call center revenues and commission fees on betting business (which is relevant for the year 2019).

Telecommunication service revenues mainly include voice, data, messaging, digital services and solutions, interconnect, roaming, and wholesale.

IV. Operating Costs

a.     Cost of Revenues

        Cost of revenues includes depreciation and amortization charges, cost of goods sold, payments for the treasury share and universal service fund, interconnection and termination costs mainly paid to Turk Telekom and Vodafone, employee benefit expenses for technical personnel, radio costs, frequency expense, transmission costs, roaming expenses paid to international operators for calls by our subscribers outside Turkey and cost of revenue from financial services.

b.     Administrative Expenses

        Administrative expenses consist of employee benefit expenses for non-technical, non-marketing, and non-sales employees', service expenses, consultancy expenses, collection expenses, maintenance and repair expenses, travel and entertainment expenses and other overhead charges.

c.     Selling and Marketing Expenses

        Selling and marketing expenses consist of dealer and distributor commissions, advertising, employee benefit expenses of sales and marketing related employees, sponsorship expenses, communication expenses, and other expenses, including travel expenses, stamp duty expenses, training and office expensess.

d.     Net Impairment Losses on Financial and Contract Assets

        Net impairment losses on financial and contract assets consist of impairment losses incurred through assessment of the Group at the end of each reporting period to consider whether there is objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

e.     Results of Operations

        The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2020	2019	2018
	(in TRY) millions
Revenue	28,272.8	23,996.3	20,173.4
Revenue from financial services	831.0	1,140.9	1,119.1
Total revenue	29,103.7	25,137.1	21,292.5
Cost of revenue	(20,161.1)	(16,816.7)	(13,751.2)
Cost of revenue from financial services	(175.0)	(266.8)	(394.8)
Total cost of revenue	20,336.1	(17,083.5)	(14,146.0)
Total gross profit	8,767.7	8,053.7	7,146.5
Administrative expenses	(749.6)	(779.8)	(673.4)
Selling and marketing expenses	(1,373.0)	(1,555.2)	(1,626.7)
Net impairment losses on financial and contract assets	(349.6)	(338.9)	(346.4)
Other operating income/(expenses), net	(523.3)	(346.6)	(140.1)
Operating profit	5,772.3	5,033.3	4,359.9
Finance costs	(3,251.2)	(2,025.1)	(3,364.1)
Finance income	2,119.5	297.5	1,677.1
Net finance (costs)/income	(1,131.7)	(1,727.7)	(1,687.0)
Share of loss of equity accounted investees	(13.8)	(15.7)	(0.1)
Profit before income taxes	4,626.8	3,289.9	2,672.8
Income tax expense	(387.2)	(785.6)	(495.5)
Profit from continuing operations	4,239.6	2,504.3	2,177.3
Gain from discontinued operations	—	772.4	—
Profit for the year	4,239.6	3,276.7	2,177.3
Attributable to:
Owners of the Company	4,237.1	3,246.5	2,021.1
Non-controlling interests	2.5	30.2	156.3
Profit for the year	4,239.6	3,276.7	2,177.3

        The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2020	2019	2018
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(69.9)	(68.0)	(66.4)
Gross margin	30.1	32.0	33.6
Administrative expenses	(2.6)	(3.1)	(3.2)
Selling and marketing expenses	(4.7)	(6.2)	(7.6)
Net impairment losses on financial and contract assets	(1.2)	(1.3)	(1.6)
Other operating income/(expenses), net	(1.8)	(1.4)	(0.7)
Operating profit	19.8	20.0	20.5

V. Segment Overview

        Our operations are aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

  •
  The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik and BiP Iletisim.

  •
  The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP Digital.

        Our "Other" reportable segment is comprised mainly of non-group call center operations of Turkcell Global Bilgi, consumer financing service operations of Financell, Turkcell Odeme, Paycell LLC, electricity energy trade operations of Turkcell Enerji, insurance agency activities of Turkcell Sigorta. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

        Until and including December 31, 2018 in the consolidated financial statements, Turkcell Odeme had been reported under the Turkcell Turkey segments because of its revenue and operational structure. As of December 31, 2019 in the consolidated financial statements, Turkcell Odeme is classified under "Other" segment given that a significant portion of its revenue consists of non-group and consumer financing services. The Company has presented financials of December 31, 2018 accordingly in the consolidated financial statements.

        The Group transferred its total shareholding in Inteltek to the other shareholder of the company, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on September 30, 2020. This transaction has no material effect on the Group's financial statements.

        The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech. The transfer of shares to Baltech was completed subsequently on January 11, 2019.

        The Group transferred its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding which was completed on April 2, 2019. See Note 16 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F.

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	(in TRY millions)
Total segment revenue	25,160.2	21,487.2	2,542.4	2,002.8	2,073.6	2,218.0	(672.5)	(570.8)	29,103.7	25,137.1
Inter-segment revenue	(98.1)	(79.3)	(88.0)	(94.7)	(486.5)	(396.8)	672.5	570.8	—	—
Revenues from external customers	25,062.1	21,407.8	2,454.5	1,908.1	1,587.2	1,821.2	—	—	29,103.7	25,137.1
Adjusted EBITDA*	10,585.0	8,789.2	1,169.5	903.9	541.7	765.8	(25.9)	(32.5)	12,270.3	10,426.4
Net impairment losses on financial and contract assets	(296.0)	(223.9)	(2.8)	(5.1)	(50.8)	(109.9)	—	—	(349.6)	(338.9)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(in TRY millions)
Total segment revenue	21,487.2	18,092.6	2,002.8	1,457.0	2,218.0	2,113.7	(570.8)	(370.8)	25,137.1	21,292.5
Inter-segment revenue	(79.3)	(46.4)	(94.7)	(69.7)	(396.8)	(254.8)	570.8	370.8	—	—
Revenues from external customers	21,407.8	18,046.2	1,908.1	1,387.3	1,821.2	1,859.0	—	—	25,137.1	21,292.5
Adjusted EBITDA*	8,789.2	7,403.8	903.9	612.7	765.8	801.7	(32.5)	(30.2)	10,426.4	8,788.0
Net impairment (losses)/ gains on financial and contract assets	(223.9)	(248.2)	(5.1)	(4.1)	(109.9)	(94.1)	—	—	(338.9)	(346.4)

*
For a definition of adjusted EBITDA, please see footnote 12 of the table in "Item 3.A. Selected Financial Data".

Turkcell Turkey

a.     2020 compared to 2019

        Total revenues generated by Turkcell Turkey increased 17.1% to TRY 25,160.2 million in 2020 from TRY 21,487.2 million in 2019, supported by solid ARPU performance on the higher data usage and larger postpaid subscriber base, residential business growth, corporate projects, higher equipment sales on digital channels and increase in wholesale revenues. For a more detailed discussion of the factors affecting our revenues, please see "Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry" and "Item 5.D. Trend Information". Additionally, for additional information on how we calculate ARPU, please see "Item 3.A. Selected Financial Data—I. Operating Results".

        Turkcell Turkey's Adjusted EBITDA increased 20.4% to TRY 10,585.0 million in 2020 from TRY 8,789.2 million in 2019, mainly due to an increase in revenues and a decrease in selling and marketing expenses which was partially offset by an increase in cost of revenues, depreciation expenses and net impairment losses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, cost of goods sold, interconnection cost, employee benefit expenses, frequency expenses and radio cost. Decrease in selling and marketing expenses is mainly due to the capitalization of subscriber acquisition costs in line with IFRS15, lower advertising and sponsorship expenses under the COVID-19 pandemic environment and our effective cost management.

b.     2019 compared to 2018

        Please refer to page 102 of our annual report on Form 20-F for the year 2019.

Turkcell International

a.     2020 compared to 2019

        Total revenues generated by Turkcell International increased by 26.9% to TRY 2,542.4 million in 2020 from TRY 2,002.8 million in 2019 mainly due to the contribution of lifecell (Ukraine) operations and the currency appreciation in Ukraine and Belarus against the Turkish Lira. The annual revenue growth of lifecell and Belarusian Telecom in terms of local currency were 14.2% and 2.7%, respectively. The revenue growth in lifecell was mainly driven by subscriber base growth and the rise in voice and data service usage. The revenue growth in Belarusian Telecom was mainly due to the higher data revenues as a result of the rise in 4G users, a rise in voice revenues and higher handset sales revenues.

        Turkcell International's Adjusted EBITDA increased by 29.4% to TRY 1,169.5 million in 2020 from TRY 903.9 million in 2019, mainly due to revenue growth and the currency appreciation in Ukraine and Belarus against the Turkish Lira. lifecell's Adjusted EBITDA in Turkish Lira terms by 32.7% was instrumental in this increase. lifecell's Adjusted EBITDA also grew by 11.9% in local currency terms, mainly due to the rise in revenue and the effective cost control measures.

b.     2019 compared to 2018

        Please refer to page 102 of our 2019 annual report on Form 20-F.

VI. Year ended December 31, 2020 compared to the year ended December 31, 2019

        We had 33.4 million mobile subscribers in Turkey, including 22 million mobile postpaid subscribers, as of December 31, 2020, compared to 32.7 million mobile subscribers in Turkey, with 20.4 million mobile postpaid subscribers, as of December 31, 2019. During 2020, we recorded a net increase of 712 thousand mobile subscribers. Despite the negative effect of disconnection of inactive prepaid subscribers in line with our churn policy and the regulatory change requiring deactivation of deceased customers' subscriptions, we recorded a solid increase in our subscriber base.

        In the fixed segment, our subscriber base exceeded 2.4 million for the year ended December 31, 2020, of which 1.7 million were fiber customers, compared to 1.5 million fiber customers for the year ended December 31, 2019.

        In Ukraine, we had 9.3 million registered mobile subscribers as of December 31, 2020 compared to 8.9 million as of December 31, 2019. Three-month active subscribers increased to 8.1 million from 7.4 million during the same period. The increase in three-month active subscribers was primarily due the attractive offers and a focus on customer retention.

        In Belarus, we had 1.4 million registered mobile subscribers as of December 31, 2020 compared to 1.5 million as of December 31, 2019, respectively. Three-month active subscribers was stable at 1.1 million.

        Kuzey Kibris Turkcell mobile subscribers was stable at 0.5 million.

a.     Total Revenue

        Total revenues increased 15.8% to TRY 29,103.7 million in 2020 from TRY 25,137.1 million in 2019.

        Total revenues generated by Turkcell Turkey increased 17.1% to TRY 25,160.2 million in 2020 from TRY 21,487.2 million in 2019, mainly due to a solid ARPU performance on higher data usage and larger postpaid base, residential business growth, corporate projects, higher equipment sales on digital channels and increase in wholesale revenues.

        Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkey, during 2020, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.6 million net annual additions, and the postpaid ratio increased from 62% in 2019 to 66% in 2020. In 2020, postpaid ARPU excluding M2M subscribers was TRY 67 whereas prepaid ARPU was TRY 21.8. In addition, average monthly mobile data usage per user rose 58.1% to 11.7 GB in 2020, driven mainly by the increasing number and data consumption of 4.5G users, and rising number of Superbox subscribers.

        Total revenues generated by Turkcell International increased by 26.9% to TRY 2,542.4 million in 2020 from TRY 2,002.8 million in 2019, mainly with the contribution of our Ukraine business and the appreciation of UAH against TRY during the period. The annual growth rates of lifecell in terms of local currency was 14.2% mainly from subscriber base growth and the rise in voice and data services usage.

        Other subsidiaries' revenues, mainly comprised of our revenues from financial services, call center services and energy business declined by 6.5% to TRY 2,073.6 million in 2020 from TRY 2,218.0 million in 2019. Significant factors that impacted our revenues from other subsidiaries in the year 2020 include the following: (i) our contract to carry out sport betting operations in Turkey ended on August 28, 2019 and hence, the year 2019 figures includes revenues from this business until this date and (ii) Financell revenues contracted yearly by 37% in 2020, mainly due to the decline in the consumer loan portfolio from TRY 2.4 billion as at the year end of 2019 to TRY 1.9 billion as at the year end of 2020, given the installment limitation on consumer loans for telecom devices. Meanwhile, the growth of our energy business and the expansion of Paycell positively contributed to our revenues from other subsidiaries.

b.     Cost of revenue

        Cost of revenue, including depreciation and amortization, increased by 19% to TRY 20,336.1 million in 2020 from TRY 17,083.5 million in 2019, mainly due to the increase in depreciation and amortization charges and cost of goods sold as well as treasury share expenses, interconnection cost, employee benefit expenses, radio cost, frequency expenses, transmission cost, roaming expenses despite the decline in cost of revenue from financial services. As a percentage of revenues, cost of revenues increased 1.9 percentage points to 69.9% in 2020 from 68.0% in 2019. This was mainly due to the increase in cost of goods sold by 2.3 percentage points, depreciation and amortization by 0.5 percentage points, radio cost by 0.2 percentage points, employee benefit expenses by 0.2 percentage points despite the decline in cost of revenue of financial services by 0.5 percentage points, treasury share and universal service fund by 0.5 percentage points and roaming expenses of 0.2 percentage points.

        Depreciation and amortization charges (including impairment charges) increased by 18.4% to TRY 5,974.8 million in 2020 from TRY 5,046.6 million in 2019. The depreciation expense for our network infrastructure increased to TRY 2,270.5 in 2020 from TRY 2,006.7 million 2019 mainly due to the new network investment. The amortization expense for our computer softwares and subscriber acquisition costs (SAC) were TRY 1,023.2 and TRY 721.6 million in 2020, mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15, up from TRY 768.2 and TRY 495.9 million in 2019, respectively.

        Cost of goods sold increased 44.9% to TRY 3,302.0 million in 2020 from TRY 2,278.3 million in 2019, due to the increased volume in equipment sales, partially due to our focus on sales through our digital platforms.

        Treasury share and universal service fund over our mobile revenues paid to the Ministry of Transport and Infrastructure increased 10.5% to TRY 2,749.7 million in 2020 from TRY 2,488.5 million in 2019, mainly due to the increase in mobile revenues.

        Interconnection and termination fees increased 17.7% to TRY 2,247.6 million in 2020 from TRY 1,909.6 million in 2019, mainly due to the increase in off-net traffic.

        Employee benefit expenses increased by 20.4% to TRY 1,741.6 million in 2020 from TRY 1,447.0 million in 2019 (previously reported as TRY 1,501.6 million in which TRY 54.6 million was reclassified to other costs of revenue in 2020), mainly due to the regular annual increase in wages and salaries.

        Radio cost increased by 25.4% to TRY 921.2 million in 2020 from TRY 734.6 million in 2019, mainly due to higher energy prices, roll out expenses and the impact of depreciation in Turkish Lira.

        Frequency expenses increased by 10.5% to 887.2 million in 2020 from TRY 803.0 million 2019, reflecting the increase in revenues as 5% of net revenue is paid as a frequency fee.

        Transmission costs increased by 26.8% to TRY 426.0 million in 2020 from TRY 336.0 million in 2019, mainly due to increases in roll out, capacity and the impact of depreciation in Turkish Lira.

        Roaming expenses decreased 9.9% to TRY 214.5 million in 2020 from TRY 238.1 million in 2019, mainly due to the travel restrictions due to the COVID-19 pandemic.

        Cost of revenue from financial services decreased 43.7% to TRY 135.2 million in 2020 from TRY 240.3 million in 2019, mainly due to the installment limitation on consumer loans for smartphones which have led to a decline in the loan portfolio of Financell.

        As a result, total gross profit margin decreased 1.9 percentage points from 32.0% in 2019 to 30.1% in 2020.

c.     Administrative expenses

        Administrative expenses decreased 3.9% to TRY 749.6 million in 2020 from TRY 779.8 million in 2019, mainly due to lower office overhead costs and travel expenses. As a percentage of revenues, administrative expenses decreased to 2.6% for the year ended December 31, 2020 from 3.1% for the year ended December 31, 2019.

        Employee benefit expenses increased 1.3% to TRY 479.9 million in 2020 from TRY 473.8 million in 2019 (previously reported as TRY 483.4 million in which TRY 9.6 million was reclassified to other administrative expenses in 2020), mainly due to regular annual increase in wages and salaries as well as the increase in the number of personnel.

        Other administrative expenses decreased 11.8% to TRY 269.7 million in 2020 from TRY 305.9 million in 2019, with the impact of the collection expenses, travel and entertainment expenses.

d.     Selling and marketing expenses

        Selling and marketing expenses decreased 11.7% to TRY 1,373.0 million in 2020 from TRY 1,555.2 million in 2019, mainly due to the decline in selling expenses. As a percentage of revenues, selling and marketing expenses decreased to 4.7% for the year ended December 31, 2020 from 6.2% for the year ended December 31, 2019, driven by the decline in selling expenses by 0.8 percentage points, the decline in marketing expenses by 0.5 percentage points and the decline in other cost items by 0.2 percentage points.

        Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 50.4%, to TRY 173.1 million in 2020 from TRY 349.3 million in 2019, mainly due to the additional subscriber acquisition costs being capitalized in accordance with IFRS15.

        Marketing expenses, which consist of advertising, market research and sponsorships expenses, decreased 8.4% to TRY 507.9 million in 2020 from TRY 554.5 million in 2019, mainly due to lower advertising expenses and lower sponsorship expenses due to the COVID-19 pandemic environment.

        Employee benefit expenses increased 15.9% to TRY 634.4 million in 2020 from TRY 547.1 million in 2019 (previously reported as TRY 551.8 million in which TRY 4.7 million was reclassified to other selling and marketing expenses in 2020), primarily due to the regular annual increase in wages and salaries and the increase in the number of personnel.

e.     Net impairment losses on financial and contract assets

        Net impairment losses on financial and contract assets increased 3.2% to TRY 349.6 million in 2020 from TRY 338.9 million in 2019. Net impairment losses on financial and contract assets as a percentage of revenues was at 1.2% in 2020 compared to 1.3% in 2019.

        We booked an impairment provision of TRY 787.2 million and TRY 795.8 million for contract assets, other assets and receivables from financial services for the years ended December 31, 2020 and 2019, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f.      Other operating income/(expenses)

        Other net operating expenses increased to TRY 523.3 million in 2020 from TRY 346.6 million in 2019, mainly due to litigation expenses and tax settlements as explained in Note 38 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F and donation expenses.

g.     Operating profit

        Operating profit increased by 14.7% to TRY 5,772.3 million in 2020 from TRY 5,033.3 million in 2019. As a percentage of revenues, operating profit decreased slightly from 20.0% in 2019 to 19.8% in 2020, mainly due to an increase in cost of revenue and other operating expenses which was partially offset by the decrease in selling and marketing expenses and administrative expenses.

h.     Net finance income/(costs)

        Net finance costs decreased to TRY 1,131.7 million in 2020 from a TRY 1,727.7 million in 2019, due to the increase in finance income to TRY 2,119.5 million in 2020 from TRY 297.5 million in 2019. This was due mainly to lower foreign exchange losses after hedging despite higher interest income on time deposits.

        Finance income increased by 612.6% to TRY 2,119.5 million in 2020 from TRY 297.5 million in 2019, mainly due to changes in the fair value of derivative instruments, cash flow hedges—reclassified to profit or loss and higher interest income on bank deposits. The increase interest income on bank deposits are mainly due to the increase in interest rates. As of December 31, 2020, the average effective interest rates of TL, USD and EUR deposits were 17.4%, 2.8% and 1.8% (as of December 31, 2019: 10.7%, 2.3% and 0.4%), respectively.

        Finance costs increased by 60.5% to TRY 3,251.2 million in 2020 from TRY 2,025.1 million in 2019, mainly due to the increase in net foreign exchange losses. Net foreign exchange losses increased to TRY 2,409.6 million in 2020 from TRY 1,039.6 million in 2019.

        Both net foreign exchange losses increase and the change in the fair value of derivative instruments and cash flow hedges—reclassified to profit or loss are due to the depreciation of Turkish Lira.

i.      Income tax expense

        Income tax expense decreased 50.7% to TRY 387.2 million in 2020 from TRY 785.6 million in 2019, mainly due to the deferred tax credit of TRY 665.8 million which relates to the carried-forward tax losses of lifecell (in Ukraine). lifecell recorded positive taxable profits for the year ended December 31, 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date.

        The effective tax rate was 8.4% and 19.3% for the years ended December 31, 2020 and 2019, respectively.

        Entities incorporated in Turkey are subject to corporate tax rate. Published on December 5, 2017, Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws increased the corporate tax rate under the Corporate Tax Law, No. 5520, to 22% from 20% for tax years 2018, 2019, and 2020. The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate shall be applied as 20% for the fiscal years starting 2023 assuming there will be no additional legislation.

        Differences between the effective tax rate and our corporate tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax-exempt income and non-deductible expenses. The main driver of the decrease in the effective tax rate in 2020 is the recognition of deferred tax assets of lifecell.

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

k.     Non-controlling interests

        Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under "non-controlling interests". Profit allocated to non-controlling interests amounted to TRY 2.5 million for the year ended December 31, 2020, compared to a TRY 30.2 million for 2019.

l.      Profit for the year attributable to owners of the Company

        Profit for the year attributable to owners of the Company increased to TRY 4,237.1 million in 2020 from TRY 3,246.5 million in 2019, mostly due to an increase in results from operating activities and a decrease in net finance costs and income tax expense which was partially netted off with the decrease in profit from discontinued operations due to the sale of subsidiaries (Fintur) in 2019.

VII. Year ended December 31, 2019 compared to the year ended December 31, 2018

        Please refer to section starting on page 102 of our 2019 annual report on Form 20-F.

VIII. Effects of Inflation

        According to the Turkish Statistical Institute (TUIK), due to easing in the monetary policy in the second and third quarter aimed at avoiding the COVID-19 pandemic effects, depreciation of the currency, price increases in food, transportation and other goods and services, the annual inflation in Turkey rose 14.60% in December 2020, which is considerably higher than the 2019 year-end figure of 11.8%. The inflation expectation of the CBRT in its first Inflation Report for 2021 is 9.4%. The latest CBRT expectations survey, as of April 2021, indicated that inflation is expected to be at 13.12% at the end of 2021, which is above the CBRT's official target of 5.0%. For additional information, see "Item 3.D. Risk Factors".

        Inflation accelerated relatively in 2020 in Belarus. Headline inflation increased to 7.4% in 2020 from 4.7% in 2019, according to the data provided by the National Statistical Committee of the Republic of Belarus. The National Bank of the Republic of Belarus (NBRB) has been on an easing trajectory since the beginning of 2018, bringing the refinancing rate down to 17% in 2018 to 7.75% in 2020. While the policy rate is still 7.75%, as the inflation target is 5%, in order to have the inflation under control, NBRB may strengthen control over the growth of the broad money supply or may increase the policy rate in 2021. Economic activity continues to recover, even though the momentum of the growth diminished slightly. Macroeconomic stability is still fragile due to the country's reliance on the Russian economy and political instability. On the external side, key risk factors include disruptions in energy price arrangements with Russia.

        In Ukraine, inflation followed a downward path until the last quarter of 2020, due to weakening food prices amid more ample supply and an decrease in economic activity. The effects of fiscal and monetary easing have been seen in the last quarter and annual inflation was 5.0% in 2020 compared to 4.1% at the end of 2019, according to the National Bank of Ukraine (NBU). The pandemic led to a steady easing of the monetary policy by the NBU, which cut its key policy rate by 750 bps, to 6.0% in 2020. On March 4, 2021 NBU increased the rate to 6.5% to prevent rapid inflation growth. If inflation increases further, due to the pass-through effect of depreciation of the currency and large increase in the minimum wage which will increase the domestic demand, the possible next action will be a rate hike from the NBU.

IX. Foreign Currency Fluctuations

        We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

        Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, namely Ukrainian Hryvnia, Belarusian Rubles given our operations also in Ukraine and Belarus. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkey. Additionally, derivative financial instruments such as forward contracts, swap contracts, future contracts and options are used.

        The foreign exchange risks in Turkey as the result of purchases and borrowings in U.S. Dollars, Euros and Chinese Yuan have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Additionally, in Belarus and Ukraine, the tools are non-existent or insufficient to hedge foreign exchange rate risks effectively due to restricted, thin and underdeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions.

        Prior to 2019, the only hedging product proposed by local banks in Ukraine was non-deliverable forward ("NDF") which is cash settled product in U.S. Dollars, a short-term forward contract on a non-convertible foreign currency which could not be delivered offshore. At the same time the share of NDF transactions has always been insignificant due to complexity and low demand in the market.

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

        Overall, 2020 was a challenging year for Ukraine. Due to the pandemic, the NBU decreased the policy rate 750 basis points which led to a depreciation in the currency (UAH depreciated against USD by 19.4% in 2020 compared to 14.5% appreciation in 2019). On the other hand, the appetite of foreign investors came back in the last quarter and there are considerable inflows to Ukrainian assets. As a results of the inflow, Ukraine's international reserves increased by 15% in 2020 and amounted to USD 29.1 billion as of January 1, 2021.

        In the current economic environment and considering the aforementioned fragile economic conditions, there is a possibility of volatility in the financial markets both in Ukraine and in Belarus. Furthermore, the COVID-19 pandemic has had, and is likely to continue to have, a material impact on the volatility of global markets.

        Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

X. Interest Rate Hedging

        Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio's dependency on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost, although this might become increasingly difficult to achieve in the context of the COVID-19 pandemic. A significant portion of our floating FX debt portfolio was hedged through interest rate derivatives in 2020.

a.     New Accounting Standards Issued

        See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this annual report on Form 20-F.

5.B Liquidity and Capital Resources

a.     Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2020 and 2019:

	2020	2019
	TRY million
Net cash inflow from operating activities	13,092.8	9,026.6
Net cash (outflow) from investing activities	(6,780.6)	(3,027.3)
Net cash (outflow) from financing activities	(4,267.8)	(3,478.0)
Net increase in cash and cash equivalents	2,044.3	2,521.3
Effects of exchange rate changes on cash and cash equivalents	(422.5)	298.2

        Net cash provided by our operating activities was TRY 13,092.8 million in 2020 and TRY 9,026.6 million in 2019.

        The increase in profit amounting to TRY 962.9 million compared to 2019 has had a positive impact on net cash inflow from operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash inflow from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash inflow from operating activities, or they have an offsetting effect on the changes in working capital. As a result, the trend in cash inflow from operating activities should be correlated with the trend in results from operating activities, interest paid and income tax paid. The corresponding subtotal, after adjustments, increased to TRY 15,078.1 million in 2020, from TRY 11,915.6 million in 2019. Furthermore, the increase changes in trade receivables, the increase in other current assets, the increase in change in trade and other payables, the decrease in interest paid to TRY 1,653.7 million in 2020 from TRY 2,090.7 million in 2019, partially netted off with the decrease in changes in receivables from financial operations and the increase in income tax paid to TRY 634.1 million in 2020 from TRY 611.4 million in 2019 resulted in a 45.0% increase in net cash provided by our operating activities.

        Net cash outflow from investing activities increased to TRY 6,780.6 million in 2020, from TRY 3,027.3 million in 2019. This change is mainly due to the decrease in proceeds from sale of subsidiary, the increases in acquisition of property, plant and equipment and acquisition of intangible assets despite the decrease in net cash outflow from financial assets. For the year ended December 31, 2020, we received TRY 1.2 million from sale of subsidiary compared to TRY 2,219.6 million in 2019.

        Net cash outflow from financing activities for the year 2020 amounting to TRY 4,267.8 million, whereas net cash outflow was TRY 3,478.0 million for 2019. This change is mainly attributable to the decrease in proceeds from issues of loans and borrowings, the increases in other cash outflows from financing activities and repayment of bonds which partially netted off with a decrease in the repayment of borrowings. The cash generation from issuance of loans and borrowings decreased to TRY 22,983.2 million in 2020, compared to TRY 29,060.5 million in 2019. In addition, we repaid TRY 26,354.5 million of our loans and borrowings in 2020, compared to TRY 31,297.9 million in 2019.

        For a discussion of our consolidated cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to page 108 of our 2019 annual report on Form 20-F.

b.     Sources of Liquidity

        Turkcell had applied to the CMB and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount of up to $1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkey through private placement and/or sales to qualified investors without a public offering. In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% (based on a 5.95% reoffer yield to investors). The bond issuance was completed and the proceeds of the issue were transferred to the Company's account on October 15, 2015. The notes have since been listed on the official list of the Irish Stock Exchange Euronext Dublin.

        On September 16, 2015, Turkcell signed a club loan facility with a group of international banks with a U.S. Dollar tranche of USD 500 million and a Euro tranche of EUR 445 million. The facility had a maturity of five years, with a semi-annual principal amortization during the last three years of the loan. Interest on the loan was payable quarterly. The facility was unsecured and had an interest rate of three-month LIBOR/EURIBOR +2.0% per annum. The company fully utilized both tranches in June 2016 and repayments commenced as of June 2018. On February 11, 2020 Turkcell decided to prepay the loan. Accordingly, the last two principal repayments of the loan, which were due in June 2020 and September 2020 as per the loan agreement and which in total amount to EUR 148.4 million and USD 166.7 million, were prepaid on March 23, 2020.

        On October 23, 2015 we signed two loan agreements with China Development Bank ("CDB") for an amount of up to EUR 500 million (available for two years), to refinance some of the Group's existing loans, and for an amount of up to EUR 750 million (available for three years), to finance a part of our procurement requirements from Chinese suppliers in relation to our infrastructure investments. Both loan facilities have a final maturity of 10 years, with semi-annual equal amortization during the last seven years of the loan. The annual interest rate of the loans was EURIBOR+2.20%. The EUR 500 million facility was immediately fully utilized in October, 2015 whereas the EUR 750 million facility was planned to be utilized in the three-year availability period until April, 2019. On March 5, 2018 the scope of the EUR 750 million loan facility (of its EUR 690 million unutilized portion by then) was expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Turkcell Superonline, Financell and lifecell will also be able to make drawdowns under the facility. In addition, the amendment authorized the abovementioned borrowers to make drawdowns in U.S. Dollars and Renminbi ("CNY") besides the original loan currency of EUR. The respective interest rates for USD and CNY loans were set at LIBOR + 2.22% and 5.51% whilst interest rates for EUR loans remained the same (EURIBOR +2.20%). In June 2019, in order to manage our floating interest rate risk, we entered into an interest rate swap transaction for the USD 75 million portion of this loan. With this transaction, we have fixed the annual interest rate of the respective portion of the loan at 4.07% in USD terms, starting from April 10-October 10, 2019 up until maturity. As of the end of the availability period of April 2019, we had utilized EUR 550 million equivalent in EUR, USD and CNY currencies out of the EUR 750 million facility and cancelled the remaining EUR 200 million limit. Furthermore, in August 2019, the annual interest rates of the USD and EUR denominated loans, which were LIBOR + 2.22% and EURIBOR+2.20%, were revised at LIBOR+2.17% and EURIBOR+2.15%, respectively. The updated rates have been effective from the April 10, 2019-October 10, 2019 interest period and up until maturity. There have been no changes to the maturity or the repayment terms of the loan. Semi-annual repayments of the EUR 500 million and EUR 750 million facilities have started in April, 2019 and October, 2019, respectively.

        On March 22, 2018, the CMB approved our application with respect to issuing debt instruments with an amount up to USD 750 million or its equivalent in another currency, to be sold in international markets, through private placement and/or sales to qualified investors domiciled outside of Turkey. Following this approval, on April 11, 2018 we issued a Eurobond with an aggregate principal amount of $500 million with a fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity. The notes have since been listed on the official list of the Irish Stock Exchange Euronext Dublin.

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

        On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of three years and one week and its total annual cost will be in the EURIBOR+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to EURIBOR+2.00% or increase to EURIBOR+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, purchased hourly average certified renewable energy and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format.

        On March 11, 2020, we signed a EUR 50 million Green Loan agreement with ING European Financial Services Plc in order to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan has a maturity of five years and the total annual cost is Euribor + 1.95%.

        On June 18, 2020, Turkcell and Superonline utilized a CNY 22 million re-discount loan from the CBRT with 169-day tenor and 4.10% interest rate, which matured on December 4, 2020. It was followed by a second utilization on December 4, 2020 for an amount of CNY 50 million with 6-month tenor and 5.21% interest rate. The outstanding balance is CNY 50 million as at December 31, 2020. On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group's infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the proceeding five years after the three-year grace period (availability period) in accordance with the repayment schedule filed as part of the 6-K at the time of signing. The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion.

        On December 18, 2020, we signed US$90 million, 10-year semi-annual amortizing export finance facility funded by ING N.V. and Swedish Export Credit Corporation (SEK) and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2021-2023. The loan agreement comprises three tranches, each with a maturity of 10 years. Each tranche has an availability period of 15 months and the last tranche can be utilized until April 2024. The tranches are to be repaid in semi-annual installments, and the total annual cost of each is 3.04%. Total cost includes annualized portions of the EKN premium and upfront fee.

        Financell has had a considerable portion in Turkcell group debt balance before August 2018, when the BRSA decreased the maximum number of installments in mobile phone related consumer loans. Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. Long-term foreign exchange funding sources of Financell are a USD 50 million amortizing bilateral loan utilized from J.P. Morgan on March 19, 2018 with Libor + 1.70% interest rate and fully maturing on March 23, 2023. This loan was sold to Garanti International N.V. in the secondary market in April 9, 2020 by J.P. Morgan. The outstanding balance is USD 35.7 million as at December 31, 2020. A EUR 40 million amortizing loan utilized on June 24, 2018 and October 17, 2018 from Bank of China with Euribor + 1.25% interest rate, of which EUR 8 million and EUR 4 million were prepaid in March 2020 and September 2020, respectively. As of December 31, 2020 the outstanding balance is EUR 4 million and the final maturity date is on March 21, 2021. Foreign exchange funding sources with 1-year maturity term are; a EUR loan which was utilized from Intesa on September 23, 2020 with 1.75% interest rate, a EUR 20 million loan which was utilized from MUFG on December 3, 2020 with 1.45% interest rate and a EUR 24 million loan which was utilized on December 22, 2020 with 1.70% interest rate from Turkiye Finans Katilim Bankasi. The remainder of the borrowings are local currency loans from Turkish banks. As of December 31, 2020, Financell's total loan portfolio was TRY 1,038 million and 70% of this portfolio consists of foreign currency loans (TRY 724 million), which are converted into TRY liabilities with cross currency swaps and thus do not carry any foreign exchange risk.

        In order to diversify its borrowing resources, Financell also resorted to other funding alternatives. It applied to the CMB for the issuance of asset-backed security (ABS). Following the respective approvals of the CMB, Financell mandated Aktif Yatirim Bankasi A.S. which issued six ABS at a total nominal size of TRY 485 million between April 2017 and December 2019 to qualified investors without public offering where Financell was the originator and the user of funds. TRY 125 million of these issuances were made in 2019 in two transactions and fully matured on September 23, 2020.

        In June 2019, Financell applied to the CMB for the approval of to the issue of debt instruments in Turkey of up to TRY 500 million within one year to be utilized in various amounts and times based on financing needs. The respective debt instruments will have various interest rates and terms, various maturities of up to 1 year, and will be TL denominated. The instruments will be offered through a domestic placement without public offering, and/or through a domestic sale to qualified investors in one or more tranches. No issuances have been made under this approval in 2019 and 2020. Following the expiration of the CMB approval, on October 12, 2020 the Board approved a new resolution to allow Financell to issue debt instruments for an amount of up to TRY 500 million under the same conditions mentioned above. On October 21, 2020, Financell applied to the CMB for the approval of the issue and the approval was obtained on November 13, 2020. Financell issued commercial paper with a nominal value of TRY 100 million, 175-day maturity on the domestic market on February 26, 2021.

        On December 18, 2017, the Turkcell Board of Directors approved the issuance of management agreement-based lease certificates (sukuk) in accordance with capital markets legislation by Turkcell Superonline through an asset leasing company in the domestic market for an amount of up to TRY 300 million and up to 12-month tenor. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the CMB and the approval was obtained on March 1, 2018. The first issue of TRY 125 million with a 176-day tenor and 13.67% interest rate was made on March 22, 2018. The second issue of TRY 75 million came on December 13, 2018 with 103-day tenor and 22.00% interest rate. The third issue of TRY 100 million followed on February 13, 2019 with 121-day tenor and 21.75% interest rate. The issues were conducted to meet the short-term funding needs of Turkcell Superonline and were purchased by domestic institutional investors. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB approval, on February 1, 2019, the Board approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 500 million under the same conditions mentioned above. On May 2, 2019, an application for the approval of a new issue programme for lease certificates of up to TRY 500 million was made to the CMB, and the approval was obtained on May 16, 2019. The first issue of TRY 75 million under the new issue programme was made on June 14, 2019 with 116-day tenor and 23.70% interest rate. It was followed by the second issue of TRY 150 million on October 8, 2019, with 119-day tenor, and 14.00% interest rate, and further followed by the third issue of TRY 175 million with a 140-day tenor and 9.60% interest rate on February 4, 2020. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB, on March 24, 2020, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 600 million under the same conditions. On April 17, 2020, an application for the approval of a new issue programme for lease certificates was made to the CMB, and the approval was obtained on June 4, 2020. The first issue of TRY 100 million under the new issue programme was made on June 23, 2020 with a 148-day tenor and 8.10% interest rate. It was followed by the second issue of TRY 50 million on November 18, 2020, with 125-day tenor and 14.95% interest rate, which matured on March 23, 2021.

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

        On January 8, 2021, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates in accordance with capital markets legislation by Turkcell Odeme through an asset leasing company or a financial institution based in Turkey. The issuance of up to TRY 100 million must be in Turkish Lira terms with maturities up to 12-months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering. On February 4, 2021, we obtained approval from the CMB for a one year period.

        Our borrowings consist of bilateral and club loans from local and international financial institutions, 144A/ RegS Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries' financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, BYN, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR + 1.70% to LIBOR + 2.42% and from EURIBOR+1.25% to EURIBOR+2.15% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 3.84% to 5.80% for the loans denominated in U.S. Dollars, (ii) 1.45% to 1.75% for the loans denominated in EUR, (iii) 6.50% to 16.85% for the loans denominated in TRY, (iv) 6.00% to 10.85% for the loans denominated in UAH, and (v) 5.21% to 5.51% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2020 to 2031. As of December 31, 2020, our borrowings consist of USD 360 million and EUR 628 million based on floating-rate pricing (i.e. LIBOR and EURIBOR), of which USD 232 million and EUR 388 million will still be outstanding as of January 1, 2023. As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR, yet it is expected to remain in force for another period of five years. As of April 12, 2021, we have neither discussed with nor approached by any financial institution to replace LIBOR and/or EURIBOR with a new reference rate. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continuous contact with.

        We believe we have a strong liquidity position with the cash-equivalent of USD 1.6 billion in hard currencies, which approximately equals our debt service (including principal and interest) due in the next three years, (excluding the consumer finance unit which is a self-financing company thanks to its consumer loan receivables). Beyond that, we currently have a debt service (including principal and interest) amounting to approximately USD 1,812 million in total between 2024 and 2031.

        The ratio of our debt to equity is 104% as of December 31, 2020, compared to 112% as of December 31, 2019. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, see Note 29 to our Consolidated Financial Statements.

        We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey.

        Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increases the maximum number of instalments on mobile phone related loans. We are also facing increased capital needs to finance our technological advancements and business expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

        Our cash outflows through 2021 include dividend payments, quarterly corporate tax payments, capital expenditures, debt service and working capital needs.

        We expect that our total operational capital expenditures as a percentage of revenues in 2021 will be around 20%.

        The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

        Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. See "Item 3.D. Risk Factors" for a discussion of these and other factors that may affect our projections.

c.     Capital Transactions

        In 2020, we have entered into buyback transactions on our own shares; please refer to "Item 10.B. Memorandum and Articles of Association–III. Capital Structure", as well as Item 16.E.

d.     General Economic Conditions

        Despite the COVID-19 pandemic, Turkey's economic growth expanded 1.8% in 2020 from 0.9% in 2019 and it is expected to accelerate to around 6.0% in 2021, according to IMF. However, the future developments relating to the COVID-19 pandemic and other macroeconomic and political challenges may negatively impact this growth rate. Please refer to "Item 5. I. Overview of the Turkish and International Economy".

e.     Dividend Payments

        On March 29, 2018, the Company's General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 258.8 million as of December 31, 2020) from the net distributable profit for the year ended December 31, 2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.1176536 as of December 31, 2020) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, September 17 and December 17, 2018, respectively.

        On September 12, 2019, the Company's General Assembly approved the payment of a dividend amounting to TRY 1,010.0 million (equivalent to USD 137.6 million as of December 31, 2020) from the net distributable profit for the year ended December 31, 2018. This represents a gross cash dividend of full TRY 0.4590909 (equivalent to full USD 0.0625422 as of December 31, 2020) per share. The distribution to shareholders was performed in a single payment on October 31, 2019.

        On October 21, 2020, the Company's General Assembly approved the payment of a dividend amounting to TRY 811.6 million (equivalent to USD 110.6 million as of December 31, 2020) from the net distributable profit for the year ended December 31, 2019. This represents a gross cash dividend of full TRY 0.3689190 (equivalent to full USD 0.0502580 as of December 31, 2020) per share. The distribution to shareholders was performed in a single payment on November 30, 2020.

        On April 15, 2021, the Company's General Assembly approved the payment of a dividend amounting to TRY 2,585.8 million (equivalent to USD 320.3 million as of April 15, 2021) from the net distributable profit for the year ended December 31, 2020. This represents a gross cash dividend of full

TRY 1.1753577 (equivalent to full USD 0.1455930 as of April 15, 2021) per share. The distribution to shareholders will be performed in three equal installments on April 30, July 30, and October 27, 2021.

        For additional details regarding our dividend policy, see "Item 8.A. Consolidated Statements and Other Financial Information—II. Dividend Policy".

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

5.D Trend Information

a.     Changing Subscriber Base and Usage Patterns

        The proportion of postpaid subscribers in our subscriber base in Turkey was 66%, 62% and 56% in 2020, 2019 and 2018, respectively, due to our value focus.

        As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, a larger postpaid subscriber base and rising data consumption. For these reasons and with an increased focus on our digital services, we also expect that the percentage of our revenues from digital services will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues, reflecting the declining demand for these conventional telecommunication services.

        In the context of the COVID-19 pandemic, we have observed a decrease in roaming revenues arising from travel restrictions since March 2020.

b.     Regulations affecting our prices

        The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. In the past, the ICTA's intervention in our retail voice and SMS prices negatively affected our ability to design and launch campaigns and offers and, consequently, had a negative impact on our business. In 2016, ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on all single voice tariffs and campaigns, whereas we were obliged to maintain our minimum on-net SMS rate on network base.

        The ICTA has in the past intervened to decrease interconnection rates. With respect to the interconnection rates that we charge, following the ICTA's board resolution dated June 17, 2013, our mobile termination rates were set at TRY 0.0250. In addition, the ICTA with a board resolution dated April 12, 2013, lowered SMS termination rates for Turkcell from TRY 0.0170 to TRY 0.0043. With its latest decision dated October 22, 2014, the ICTA also set the tariff for MMS termination rates for Turkcell at TRY 0.0086.

        The table below shows the on-net prices and MTR rates:

TRY	Before July 1, 2013	July 1, 2013- August 6, 2016	As at April 12, 2021
Minimum on-net voice price	0.0313	0.0428	—
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	0.0250
SMS TR	0.0170	0.0043	0.0043

        The maximum tariffs (also referred to as price caps) set by the ICTA represent the highest rates we may charge for the services included in our service packages. Generally, the price caps set by the ICTA for certain services are set higher than the standard tariffs determined by the ICTA for those services. Such caps were in force until they were annulled following a decision rendered in March 2016. On September 20, 2018, the ICTA set the price caps at 0.5670 TRY/min for voice and TRY 0.4075 for SMS with regard to Turkcell and Vodafone on the basis of the obligations in their licence agreements. Because TT Mobil's licence does not provide for such an obligation, a policy decision was taken by the Ministry of Transportation and Infrastucture for TT Mobil to comply with price caps. The latest ICTA Board Decision dated September 23, 2019 sets the rates at TRY 0.6494 TRY/min for voice and TRY 0.4668 for SMS as of October 1, 2019. Following the ICTA Board Decision dated November 17 2020, the ICTA announced that Turk Telekom was exempted from the maximum tariff regulation. The latest ICTA Board Decision dated March 31, 2021 sets the rates at TRY 0.8064 TRY/min for voice and TRY 0.5796 for SMS as of April 1, 2021 for Turkcell and Vodafone.

        The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

        Further cuts in interconnection rates may lead us restructure our tariffs and may impact our operational results.

        Following its Board decision dated April 19, 2017, the ICTA finalized its Mobile Call Termination market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year. Moreover, the Significant Market Power status would continue in the call termination market for mobile operators, operators that offer satellite communications services, and Mobile Virtual Network Operators (MVNO), which could offer call termination services for the incoming calls of their subscribers. Nevertheless, with its decision dated April 12, 2018, the ICTA later cancelled the deregulation of the SMS/MMS Termination Market. As a result, the SMS/MMS termination services are being regulated and continue to be within the scope of obligations under the Mobile Call Termination Market Analysis. Following the last Mobile Call Termination Market Analysis, the ICTA has decided to remove the cost-based price obligation for SMS/MMS services by October 1, 2021. Afterwards, SMS termination rates are expected to be determined by commercial agreements.

c.     Liquidity

        Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and debt service and maintain and enhance our network through our operating cash flow, existing committed and non-committed credit facilities. However, we continue to experience difficult pricing and competitive conditions in our operating markets, which we expect will continue. The working capital requirements related to terminal financing and bad debt expenses are managed by our finance company, Financell. We are also facing increased capital needs to finance our technological advancements, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

        We expect that our total operational capital expenditures as a percentage of revenues in 2021 will be around 20%.

        The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

        Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. In particular, our projections may be adversely affected by measures taken by the public and private sectors, both in Turkey and abroad, in response to the COVID-19 pandemic. Such measures may significantly impact the amount and ways our customers use our networks and other products and services and, in turn, our business and our investment requirements. The COVID-19 pandemic has, namely, resulted in a substantial decrease in international travel, which has had an adverse effect on our roaming services (both inbound and outbound), and has also led to the closure of our stores. If continued for a longer duration, this will result in a material adverse effect on our revenues and liquidity. See "Item 3.D. Risk Factors" for a discussion of these and other factors that may affect our projections.

d.     Currency devaluation and impairments

        Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey in the last few years. The value of the Turkish Lira against USD decreased significantly in 2020, depreciating by 23.6% in 2020 compared to 12.9% in 2019. Ukraine Hryvnia depreciated significantly against USD by 19.4% in 2020 compared to appreciation 14.5% in 2019. In Belarus, the Belarusian Ruble depreciated 22.6% in 2020 in contrast with appreciation by 2.6% in 2019. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, in particular in the context of the ongoing COVID-19 pandemic, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

5.E Critical Accounting Estimates

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

a.     Contingent Liabilities

        The following table illustrates our major contingent liabilities as of December 31, 2020.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2020	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
	TRY million
Bank Letters of Guarantee	1,975.5	1,975.5	1,128.0	374.9	149.3	41.8	281.5

*
Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

        As of December 31, 2020, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies and other public organizations amounting to TRY 1,975.5 million. We also provided guarantees to distributors amounting to TRY 199.6 million.

        See "Item 5.B. Liquidity and Capital Resources—b. Sources of Liquidity".

5.F Tabular Disclosure of Contractual Obligations

        The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2020.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Loans and borrowings(*)	23,179.9	4,799.8	5,075.4	8,075.5	5,229.1
Lease obligations	3,210.1	841.2	977.5	550.6	840.8
Payable in relation to the acquisition of Belarusian Telecom	734.1	—	—	24.4	709.7
Trade and other payables	3,713.6	3,712.6	0.9	—	—
Due to related parties	40.4	40.4	—	—	—
Total Contractual Cash Obligations	30,878.0	9,394.0	6,053.9	8,650.5	6,779.6

*
Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(TRY million)
Purchase obligations	840.2	451.7	313.3	71.9	3.4

        As at December 31, 2020, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY 840.2 million.

        To avoid foreign exchange risk, the Group uses currency swaps, participating cross currency swap contracts, currency forward contracts and commitments related to those derivative financial liabilities amounted to TRY 119.1 million as at 31 December 2020 (Note 35).

5.G Safe Harbor

        Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

        Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Upon the amendment of our Articles of Association, of which details will be provided below, mandates a Board of Directors containing nine members. Members of our Board of Directors are generally appointed for a term of three years. The CMB has a statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely.

        The CMB resolved in 2013 that Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca would serve as "independent board members" of our Board of Directors according to Article 17/2 of the Capital Markets Law No. 6362. Mr. Ahmet Akca, Mr. Atilla Koc and Mr. Mehmet Hilmi Guler continued to serve as independent Board Members as per the letter of CMB dated March 8, 2019, and were subsequently replaced by Nail Olpak, Afif Demirkiran and Tahsin Yazar as per the resolution issued by the CMB on March 5, 2020.

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

        At the ordinary general assembly meeting held on March 29, 2018, Mustafa Kiral, Hasan Tuvan Yalim and Ingrid Maria Stenmark were elected as board members in lieu of Jan Erik Rudberg, Erik Jean Christian Antoine Belfrage and Mehmet Bostan, respectively, for a duty period of three years. After Bekir Pakdemirli resigned from his office as of July 11, 2018 due to his appointment as Minister of Agriculture and Forestry, the Board of Directors functioned with six members until March 7, 2019, which is permitted by the Company's Articles and Associations agreement as long as meeting and decision quorums is observed. On March 7, 2019, following the Board of Director's decision, Mr. Bulent Aksu was appointed as a Board Member to the vacant seat, pursuant to Article 363 of the Turkish Commercial Code. On March 8, 2019 Mr. Hasan Tuvan Yalim resigned from his duties and our Company's Board of Directors decided on the same day to appoint Mr. Huseyin Aydin to the seat which became vacant following Mr. Yalim's resignation, pursuant to Article 363 of the Turkish Commercial Code. Mr. Guler was elected as Ordu City Mayor on March 31, 2019. In our general assembly meeting of September 12, 2019, Huseyin Aydin and Bulent Aksu were proposed by Turkcell Holding and elected as Board Members for 3 years. On November 27, 2019, Mustafa Kiral resigned from his duties within the group, and on December 13, 2019, Christopher James Powell was appointed as Board Member in lieu of Mr. Mustafa Kiral pursuant to Article 363 of the Turkish Commercial Code.

        As aforementioned, the CMB with its resolution dated March 5, 2020, announced the replacement of Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca on our Board of Directors, who had been serving as independent board members at our Company since March 11, 2013, with three new members, Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Tahsin Yazar, who serve as "independent board members" according to article 17/2 of the Capital Markets Law No. 6362. Mr. Bulent Aksu was elected as the Chairman of the Board of Directors of our Company at the Board of Directors meeting convened on March 12, 2020.

        At the annual general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company, changing the board of directors' structure and functioning. Thus, the Board of Directors' size has increased from seven members to nine members, and an option to attend the Board meetings by electronic means as per Article 1527 of Turkish Commercial Code and the Communiqué on Electronic Meetings Held in Commercial Companies, Other Than General Assembly Meetings of Joint Stock Companies has been introduced. Furthermore, meeting and decision quorums have been amended, allowing the Board of Directors to convene with the presence of a minimum of five members and shall resolve by the affirmative votes of at least five members present at the meeting. Furthermore, as the holder of Group A shares of the Company, our main shareholder TWF has the right to appoint a total of five of the nine members of our Board of Directors (excluding independent board members), including its Chairman, thereby effectively giving TWF control of our Board of Directors. Please see Item 10.B "Memorandum and Articles of Association" for further details.

        On October 22, 2020, Christopher James Powell and Ingrid Maria Stenmark resigned from their duties within the group.

        At the annual general assembly meeting held on April 15, 2021, Bulent Aksu, Figen Kilic, Huseyin Aydin, Tahsin Yazar and Senol Kazanci, which were proposed by our main shareholder TVF BTIH, were elected as members of Board of Directors for a period of three years. Afif Demirkiran, Nail Olpak and Huseyin Arslan, which were proposed by TVF BTIH, were elected as independent members with the consent of the CMB for a period of three years. Furthermore, Julian Michael Sir Julian Horn-Smith was elected as member of Board of Directors for a period of three years. Bulent Aksu was elected as the Chairman of the Board of Directors at the Board of Directors meeting on April 20, 2021.

        As of April 20, 2021, our Board of Directors had the following members:

Name	Date first appointed to the Board of Directors
Bulent Aksu (Chairman)	March 7, 2019
Figen Kilic	January 29, 2021
Huseyin Aydin	March 8, 2019
Tahsin Yazar	March 6, 2020
Senol Kazanci	April 15, 2021
Julian Michael Sir Julian Horn-Smith	April 15, 2021
Afif Demirkiran	March 6, 2020
Nail Olpak	March 6, 2020
Huseyin Arslan	April 15, 2021

II. Executive Officers

        We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of April 12, 2021.

Name	Office
Murat Erkan	Chief Executive Officer
Izzet Serhat Demir	Executive Vice President—Legal and Regulation Executive Vice President (acting)—Human Resources
Osman Yilmaz	Executive Vice President—Finance (CFO)
Kadri Ozdal	Executive Vice President—Consumer Sales
Ceyhun Ozata	Executive Vice President—Corporate and Residential Sales
Fatih Alper Ergenekon	Executive Vice President—Marketing
Atac Tansug	Executive Vice President—Digital Services and Solutions
Serkan Ozturk	Executive Vice President—Information and Communication Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk	Executive Vice President—Supply Chain Management

III. Biographies

a.     Current Board Members

        Bulent Aksu, born in 1974, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019 and re-elected at annual general meeting on April 15, 2021. Mr. Aksu was appointed as the Chairman of Turkcell's Board of Directors effective as of March 12, 2020. Bulent Aksu has 25 years of managerial experience in finance, accounting, tax and management fields in various sectors including telecommunications, energy, petrochemicals, textiles and audit. His professional career began at Kuveyt Turk's Inspection Board as an Auditor, and then undertook Finance Manager and Group Finance Director roles, and then took office at Calik Holding in 2003 to serve as Finance Manager and Group Finance Director, respectively. Between 2008 and 2012 he served as CFO at Akfel Group. Mr. Aksu worked as CFO for Azerbaijani National Oil and Gas Company's (SOCAR) subsidiaries Petkim Petrokimya Holding A.S. and STAR Rafineri A.S. respectively between 2012 and 2016. Bulent Aksu carried out numerous mergers and acquisitions transactions in various industries, and actively managed financial transactions such as project financing and bond issuance in international and domestic markets. He led the completion of the financing agreement for the USD 3.3 billion and 18 years maturity signed with 23 local and international financial institutions and STAR Rafineri, one of the most prominent industrial investments of our country. This agreement had been the top project financing transaction ever made in Turkey in terms of the total sum and the term. Bulent Aksu served as CFO of Turkcell between July 20, 2016 and July 17, 2018. Mr. Aksu made valuable contributions to Turkcell having implemented international practices enabling Turkcell to become an exemplary company of our country in terms of balance sheet and FX risk management along with his innovative solutions to funding investments. Mr. Aksu strengthened Turkcell's leading position in local and international capital markets having carried out first Asset Backed Securities (ABS) issuance in non-banking sector, and having led financing bill, lease certificates and Eurobonds transactions. In 2016 and 2018, Mr. Aksu was voted among the top 50 most influential CFOs in Turkey by the Fortune Turkey magazine. Mr. Aksu served as Deputy Minister for the Ministry of Treasury and Finance between August 3, 2018 and January 29, 2021. He served as Board Member of Turk Telekomunikasyon A.S. between November 2018-March 2019. Mr. Aksu represented the Republic of Turkey as Sherpa at the G20 summit in 2018, and as Turkey Governor at the Asian Development Bank (ADB) and the African Development Bank (AfDB); Turkey Deputy Governor at the World Bank

(WB), European Bank for Reconstruction and Development (EBRD) and Asian Infrastructure Investment Bank (AIIB); as Turkey Executive Director at the Islamic Development Bank (IsDB) between August 2018 and January 2021. Bulent Aksu graduated from Istanbul University Faculty of Business Administration (English) in 1996.

        Figen Kilic, born in 1970, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in January 2021 and re-elected at annual general meeting on April 15, 2021. Figen Kilic graduated from the Selcuk University, Electrical Electronics Engineering department and received her Electrical Engineering Master's Degree from Gebze High Technology Institute. Trained in project management, process management, and test engineering, Ms. Kilic also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kilic, started her career as technical translator in Ihlas Group, before moving to Istanbul Municipality BELBIM A.S. for a lengthy period, working on payment projects as R&D engineer, Project Coordinator and R&D Manager. In 2010, she transferred to E-Kent Odeme Sistemleri A.S. (Calik Holding) where she served as IT and Operational team manager for electronic ticket system integration and management projects in various cities of Turkey. In 2014, Figen Kilic worked at Turkcell and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Turkey as its first women board member. After her term in office ended in 2019, she acted as Service Delivery General Manager of the Republic of Turkey Ministry of Family, Labor and Social Services. Figen Kilic currently serves as Advisory Board Member of BILTEG Group at TUBITAK and Chairwomen of Kibris Turk Denizcilik A.S.

        Huseyin Aydin, born in 1959, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019 and re-elected at annual general meeting on April 15, 2021. Huseyin Aydin graduated from Ankara Academy of Economics and Commercial Sciences (Faculty of Economics) in 1981. He began his career as an Assistant Auditor at Ziraat Bank and served as Auditor, the Head of Department, Duisburg/ Germany Representative and Branch Manager. After working as an Executive Board member at Halkbank, as a Board member at Pamukbank and as Deputy Chairman at Ziraat Bank between 2003 and 2005, Mr. Aydin served as General Manager at Halkbank between 2005 and 2011, when the bank went public in 2007 as the biggest transaction of the country since then. Huseyin Aydin served as CEO of Ziraat Bank from July 15, 2011 to March 26, 2021. Mr. Aydin also serves as the Chairman of the Board of Directors of Ziraat Katilim A.S. since February 18, 2015 and is a Board Member of Turkiye Wealth Fund Management Co. since 2017.

        Tahsin Yazar, born in 1975, was appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. At annual general meeting on April 15, 2021, he was re-elected as a board member as one of the individuals proposed by our main shareholder, TVF BTIH. He graduated from Ankara University Faculty of Law in 1996. After starting his career as a freelance lawyer, he continued at Devres Law Office and Zorlu Holding A.S. respectively. Mr. Yazar joined Calik Holding Inc. in 2010 as Director of Energy Group Legal Affairs and also acted as a board member of Yesilirmak Electricity Distribution Inc. and Aras Electricity Retail Sales Inc. Mr. Yazar was appointed as Advisor to the Minister of Energy and Natural Resources in 2016. As of August 1, 2018, he was appointed as Advisor to the Minister of Treasury and Finance and he held this position until the replacement of Minister.

        Senol Kazanci, born in 1975, was appointed to the Turkcell Board of Directors at the annual general meeting on April 15, 2021. He graduated from Istanbul University, Faculty of Law. Senol Kazanci worked as TVNET General Manager between 2007 and 2011, as the Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of Anadolu Agency between 2014 and 2021.

        Julian Michael Sir Julian Horn-Smith, born in 1948, was appointed to the Turkcell Board of Directors at the annual general meeting on April 15, 2021. He graduated from Hons London

University, Department of Economics. He completed his master's degree in Business Administration at Bath University and was awarded with an Honorary Doctorate by the University of Bath. He held various senior positions at Vodafone Group between 1984 and 2006, and served as Deputy General Manager between 2000 and 2006. Sir Julian Horn-Smith served as the Member of the Board of Directors and Risk Committee of Lloyds Banking Group and Advisor to the Chairman of Etisalat. He is currently the Chairman of the Board of eBuilder AB (Sweden) and Board Member of the Digicel Group. He works as consultant at FTSE Directorships, AlixPartners and UBS Investment Bank.

        Afif Demirkiran, born in 1952, was first appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. Mr. Demirkiran was re-elected as an independent board member at the annual general meeting on April 15, 2021. Mr. Demirkiran graduated from Mining Faculty of Istanbul Technical University in 1973. Later he studied engineering and had master's degree at the Leeds University in UK. He served as an executive at Etibank, as Head of Foreign Investment Department at the Undersecretariat of State Planning Organization, as General Manager of Foreign Investment Departmentat the Undersecretariat of Treasury, as a Board Member of Eregli Iron and Steel Inc. and Sumerbank A.S., at various executive positions in private sector companies, as General Manager and Chairman of Turkish Electricity Generation and Transmission Company (TEAS), and General Manager of Vakif Enerji ve Madencilik A.S. Being active in politics since 2002, Afif Demirkiran served as Batman Deputy in the 22nd, and Siirt Deputy at the 23rd and 24th periods of the Grand National Assembly Turkey. In the 22nd period, he also served as a member of the State Economic Commission for Enterprises, member of Turkish Group OSCE PA and member of the Turkey-EU Joint Parliamentary Commission. In the 23rd and 24th periods, he was the President in the Turkey-EU Joint Parliamentary Commission. In the 22nd, 23rd and 24th periods, he served as the Chairman of Turkey-Spain Inter-Parliamentary Friendship Group. In the 24th period, he also was the Deputy Chairman of Turkey-Pakistan Inter-Parliamentary Friendship Group. Since 2016, he has been the Deputy Chairman of Foreign Affairs Directorate of Justice and Development Party.

        Nail Olpak, born in 1961, was first appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. Mr. Olpak was re-elected as an independent board member at the annual general meeting on April 15, 2021. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master's degree in the field of Energy at Yildiz Technical University. Mr. Olpak serves as the Chairman of the Board of NORA Elektrik A.S., PAK Yatirim A.S. and OMN A.S. and as the board member of companies in which these three companies have shareholdings. As part of his activities in NGOs and for public welfare, Mr. Olpak serves as President & Chairman of the Executive Board of DEIK, Board Member of Export Credit Bank of Turkey (TURK EXIMBANK), Board Member of Istanbul Development Agency (ISTKA), Member of High Advisory Board of MUSIAD (Independent Industrialists and Businessmen's Association), Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of Istanbul Chamber of Commerce (TUGEV), Member of Founders Board of Ilim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (IGETEV), Member of the Board of Trustees of the Foundation for the Support of Istanbul Medeniyet University, Member of the Board of Trustees of Kandilli Club. Nail Olpak also served as the Chairman of MUSIAD and the Chairman of MUSIAD High Advisory Board, Vice-Chairman of IBF (International Business Forum), Council Member of B20 Steering Committee of Turkey, Council Member of ITO (Istanbul Chamber of Commerce), Board Member of IDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member

of Turkey Silicon Valley. Nail Olpak was granted the title of Honorary PhD in the branch of International Relations by Ahi Evran University and Mehmet Akif Ersoy University.

        Huseyin Arslan, born in 1968, was appointed to the Turkcell Board of Directors as independent board member at the annual general meeting on April 15, 2021. He graduated from Middle East Technical University, Department of Electrical and Electronics Engineering in 1992. He completed his master's degree in 1994 and his doctorate in 1998 at the Southern Methodist University Electrical Engineering Department. Mr. Arslan worked as research engineer at ERICSSON, consultant at ANRITSU Company, and held Membership of TUBITAK Science Board and ULAK A.S and he has also won numerous national and international scientific awards. He received his professor degree in 2013, and is currently working as faculty member at Istanbul Medipol University and South Florida University, and as consultant at TUBITAK.

b.     Executive Officers

        Murat Erkan, born in 1969, was appointed as Turkcell Chief Executive Officer on March 15, 2019. Mr. Erkan, who started his career at Toshiba, worked as an Application Engineer at Biltam Muhendislik and then served as the first "System Engineer" of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of Technology, Sales, Business development and Channel Management. Mr. Erkan served as the Business Unit Manager at Aneltech working on solutions related to telecommunications, mobile, ICT, the defense industry and industrial products sectors starting from 2006. Murat Erkan joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline, and he assumed the role of Executive Vice President of Sales from December 2015 to March 2019. Murat Erkan graduated from Yildiz Technical University Electronics and Telecommunication Engineering Department. He completed the Strategic Marketing Program at Harvard Business School in 2010.

        Osman Yilmaz, born in 1983, was appointed as Turkcell Chief Financial Officer on August 1, 2018. Mr. Yilmaz started his professional career at Turkiye Is Bankasi Treasury Department in 2006. In 2007, he worked at BNP/TEB Treasury Department. From 2008 to 2016, he served as Senior Fund Manager in Structured Products and Group Head of Fixed Income and Multi Asset Funds at HSBC Global Asset Management. In August 2016, he joined Turkcell as Director of Treasury, Risk and Collection Management. Mr. Yilmaz holds a dual BSc degree in Economics and Management from London School of Economics and Istanbul Bilgi University, MSc in Financial Engineering from Bogazici University and a PhD in Finance from Ozyegin University.

        Izzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of Legal and Regulation Function in May 2015.In addition to his current role, he has been also serving as the acting Executive Vice President of Human Resources since March 16, 2020. Mr. Demir started his professional career in 1997 at Dun & Bradstreet Turkey office. From 2003 to 2007 he worked at Yildiz Holding Legal Department and in 2007 he served as the Legal Counsel at Calik Holding A.S. Between 2009 and 2015, Mr. Demir undertook Calik Holding Legal Affairs Director role and in the meantime, he also served as member of Board of Directors at holding level and at group companies that operated in telecom and finance fields in Turkey and abroad. Serhat Demir graduated from the Faculty of Law at Istanbul University. He received his MBA degree from Fatih University and completed Executive Education Program at Harvard Law School.

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

        Ceyhun Ozata, born in 1974, was appointed as the Executive Vice President of Corporate and Residential Sales on September 26, 2019. He started his professional career at Reuters and worked as a Customer Advisor from 1995 to 1996. He held Assistant Manager of Customer Operations role at Turkcell Superonline from 1996 to 1999. He served as a CRM and Product Management Manager at IXIR A.S. from 1999 to 2001. Starting from 2002, Mr. Ozata held Project Manager, Online Sales Manager, CRM & Direct Sales Director, and Marketing Director positions at Turkcell Superonline. From 2008 to 2015, he served as the Vice President of Retail Sales at Turkcell Superonline which accelerated fiber infrastructure investments. Lastly, he served as the Sales Director of Turkcell Residential and Small Medium Business Management starting from 2015 until his most recent assignment. Ceyhun Ozata graduated from Bogazici University, Department of Electronics.

        Fatih Alper Ergenekon, born in 1974, was appointed as the Executive Vice President of Marketing on April 29, 2020. He started his professional career as a project manager at OTA NGO, Berlin, Germany in 1996. He worked as a consultant at I-BIMSA, Istanbul between 1997-2000. After getting his Master of Business Administration degree from the University of Rochester, New York, USA in 2002, he worked as a Senior Marketing Specialist at FedEx USA headquarters in Memphis, Tennessee between 2002-2005. He joined the Marketing Department at Turkcell in 2005 and was appointed as Marketing Manager in 2006 and Marketing Director in 2010. He also served as Strategy Director from September 2018 to February 2021. Mr. Ergenekon received his Bachelor's degree in Industrial Engineering from the Middle East Technical University in 1996.

        Atac Tansug, born in 1974, was appointed as the Executive Vice President of Digital Services and Solutions on September 26, 2019. Mr. Tansug started his professional career as System Support Engineer at Datapro in 1999. Between 2002 and 2009, he served as International NGN/IMS Service Support Engineer, Team Leader and Team Manager in Alcatel-Lucent. From 2009 to 2011, he held Product Service Director role responsible for Turkey and Azerbaijan and Global Customer Service Director role in his last two years at the company. He joined Turkcell Group as the Chief Technology Officer of Turkcell Superonline in 2013. Later he was appointed as Transmission & Core Network Planning Director at Turkcell in 2016. Lastly, he held Digital Services & Solutions Technology Director position in Turkcell. He graduated from the Department of Civil Engineering at Bogazici University.

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

        Aziz Gediz Sezgin, born in 1966, joined Turkcell as a Network Engineer in 1995. In October 2015, he was appointed as the Executive Vice President of Network Technologies. Previously, he served as Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University

Electronics and Communication Engineering Department and received his Master's Degree and PhD from the same university.

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

6.B Compensation

        The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company's corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. At our Annual General Meeting held on April 29, 2010, it was decided that the Chairman would receive a net sum of EUR 250,000 per year and each board member would receive a net sum of EUR 100,000 per year for the period of their service, effective February 25, 2010. In 2018, according to Decree 32 on the Protection of the Value of the Turkish Currency ("Decree No.32"), it was decided that board members who have Turkish nationality would receive their compensation in Turkish Lira, while others would continue to receive Euro-based salaries. In 2020, each (Turkish) Board member received a total of TRY 683,400 in compensation, including the Chairman.

        For the year ended December 31, 2020, we provided, paid and accrued an aggregate of TRY 99.9 million to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 99.9 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016 and as of December 31, 2020, the Group recognized expenses of TRY3.8 million regarding this plan compared to TRY 6.2 million in 2019. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors' and officers' performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Turkiye Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by A-rated reinsurers. These insurers are from London, Switzerland, Turkey, and Dubai. The policy expired on October 1, 2020, and we renewed its insurance limit based on the terms and conditions offered until October 1, 2021.

6.C Board Practices

        For more information on our directors and the period during which each director has served on the board, see "Item 6.A. Directors and Senior Management".

Committees of the Board of Directors

a.     The Audit Committee

        We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange ("NYSE") to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Huseyin Arslan. Mr. Nail Olpak is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

        Similar to the Swiss Code, board committees in Turkish law merely have a "decision-shaping", rather than "decision-taking" role. Additionally, as per a decision of the Board of Directors, the responsibility of the Audit Committee members is also considered as a joint responsibility of all Board members.

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

b.     The Corporate Governance Committee

        The Corporate Governance Committee, based on the CMB's corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents if needed to the Board of Directors remedial proposals to that end. Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles of the Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and CMB's "Corporate Governance Principles". In the relations between the Company and our shareholders, the Committee assists the Board. To that end, it oversees the investor relations activities.

        The current members are Mr. Afif Demirkiran, Mr. Nail Olpak, Mr. Ali Serdar Yagci, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance & Capital Markets Compliance Director. Mr. Afif Demirkiran is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Mr. Ali Serdar Yagci were appointed members of the Corporate Governance Committee by a CMB communique requirement and were first appointed on January 23, 2017 and November 13, 2020, respectively and re-appointed on April 20, 2021.

c.     The Candidate Nomination Committee

        On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Afif Demirkiran, Mr. Bulent Aksu and Ms. Figen Kilic. Mr. Afif Demirkiran is the Chairman of the Candidate Nomination Committee.

d.     The Remuneration Committee

        On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members are Mr. Nail Olpak, Mr. Bulent Aksu and Mr. Huseyin Arslan. Mr. Olpak is the Chairman of the Remuneration Committee. The Board also adopted the Remuneration Committee's Charter and approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the "Total Remuneration Policy for the Board of Directors and Top Executives" adopted by our Board and posted on our website. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management's performance and makes compensation recommendations to the Board.

e.     The Early Detection of Risks Committee

        The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company's existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. Current members are Mr. Huseyin Arslan, Mr. Bulent Aksu and Mr. Tahsin Yazar. Mr. Arslan was elected as the Chairman of the Early Detection of Risk Committee.

        On January 28, 2016 the Board has adopted new charters relating to all of the above mentioned committees.

6.D Employees

        We have 24,675 employees as of December 31, 2020. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2020, 2019 and 2018.

Turkcell	2020	2019	2018
Board of Directors Office	30	37	16
Group Internal Audit	55	64	60
CEO Office	—	4	24
Legal & Regulation	150	139	123
Finance	277	262	260
Strategy	11	17	45
Marketing	192	187	193
Network Technologies	1,181	1,284	1,349
Digital Services & Solutions	78	118	145
Information & Communication Technologies(1)	450	480	444
Human Resources	220	226	231
Supply Chain Management	167	163	159
Sales(2)	—	—	1,016
Corporate & Residential Sales(2)	810	746	—
Consumer Sales(2)	311	297	—
International & Wholesale Management(2)	41	36	—
Corporate Communications	34	—	—
Internal Control and Continuous Management	20	—	—
Turkcell Energy Solutions	1	—	—
Subtotal	4,028	4,060	4,065
Subsidiaries
Turkcell Global Bilgi	16,322	13,840	12,034
lifecell	994	952	941
Belarusian Telecom	400	389	360
Global Bilgi LLC	848	728	716
Turkcell Superonline	20	23	26
Turkcell Teknoloji	1,179	1,062	956
Kibris Telekom	197	192	195
Others(3)	687	577	827
Subtotal	20,647	17,763	16,055
Total	24,675	21,813	20,120

(1)
As of February 2020, the name of Customer Experience & Information Technologies was changed to Information & Communication Technologies.

(2)
As of June 2019, sales organization was divided into three functions, which are corporate & residential sales, consumer sales and international & wholesale management.

(3)
Others include the following subsidiaries: Global Tower, UkrTower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji, Lifetech, Sofra, Paycell LLC, Beltower, Financell, Turkcell Sigorta, BiP Digital, Lifecell Dijital, Lifecell Muzik, Lifecell Bulut and Lifecell TV.

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

        Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Willis Towers Watson Grading system), market movement data and individual performance.

        Starting in the first month of 2020, all employees receive net salary instead of gross salary. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the "DCP"). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

        Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan were deserved to be paid for 2019; the performance in 2020 did not meet the criteria. For 2019, the cash equivalent of 736,918 shares in total was paid in March 2020 as the first installment. The second installment was paid in the cash equivalent of 640,303 shares in total in February 2021.

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

        With the rising need of remote working given the on-going COVID-19 pandemic, Turkcell announced "Flexible Remote Working Model" on March 5, 2021. Under this working model, upon the approval of their managers, employees can work remotely from anywhere in the country, even from abroad when and if the job requirements are suitable for flexible and remote working. Whenever our employees need to make use of office space, they are able to make office reservations through the intra-company application called Turkcell Life.

6.E Share Ownership

        Based on reporting made to us on April 20, 2021, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 61,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

        The following table sets forth our major shareholders' ordinary share ownership representing 100% of our Company's capital. This information is current as of April 12, 2021, based on the information provided by the Central Securities Depository of Turkey and company share register.

        Following the amendments of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares has been created ("Group A Shares"). Group A shares refer to the privileged shares of the Company corresponding to 15% of its total issued share capital. Group B shares refer to the ordinary shares of the Company corresponding to 85% of its total share capital ("Group B Shares"). A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company; and a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders. Therefore, TVF BTIH, as the sole holder of shares in this class, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman.

        For additional details regarding the voting rights, see "Item 10.B.III.d. Capital Structure—Voting Rights".

Name and Address of Owner	Nominal TRY Value of Shares Owned	Percent of Shares (%)	Percent of Group A Shares (%)	Percent of Group B Shares (%)
TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.(1) Ortakoy Mah. Muallim Naci Cad. Vakifbank Apt. No: 22 Besiktas/Istanbul	576,400,000.24	26.20%	15.00%	11.20%
IMTIS Holdings S.à r.l.(1) 19 rue de Bitbourg L-1273 Luxembourg	435,600,000.00	19.80%	—	19.80%
Shares Publicly Held(2)	1,187,999,999.76	54.00%	—	54.00%

Total	2,200,000,000	100.00%	15.00%	85.00%

(1)
In October 2020, TWF, the wealth fund of the Republic of Turkey, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are controlled by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which Letterone Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.

(2)
We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in "Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules".

Recent Acquisition by TWF

        On June 17, 2020, certain of the Company's direct and indirect shareholders and Turkiye Varlik Fonu, the wealth fund of the Republic of Turkey ("TWF"), acting through its management company, Turkiye Varlik Fonu Yonetimi A.S., issued press releases with respect to a series of agreements signed amongst them and certain of their related parties, including TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. ("TVF BTIH") and Ziraat Bankasi A.S. ("Ziraat").

        According to these agreements, following satisfaction of a number of conditions, particularly obtainment of regulatory approvals and fulfilment of other third-party actions along with the approval of the amendments to the articles of association of the Company at the shareholders' general assembly held on October 21, 2020, each of the following transactions was completed on October 22, 2020:

  (i)
  TeliaSonera Finland Oyj, the former holder of 47.09% of the shares in Turkcell Holding (indirectly, 24.02% of the shares in Turkcell) divested of all of its interest in Turkcell's shares by selling its shares in Turkcell Holding to TVF BTIH,

  (ii)
  Cukurova Telecom Holdings Limited, the former holder of 52.91% of the shares in Turkcell Holding (indirectly, 26.98% of the shares in Turkcell) divested of all of its interest in Turkcell's shares by selling its shares in Turkcell Holding to TVF BTIH,

  (iii)
  having thus acquired all shares in Turkcell Holding, TVF BTIH merged with Turkcell Holding and Turkcell Holding, as a result, was dissolved and ceased to exist as a legal entity, and

  (iv)
  TVF BTIH sold a 24.8% direct interest in shares of Turkcell to IMTIS Holdings S.á r.l. ("IMTIS Holdings"), an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

        Following this sale, TVF BTIH holds a 26.2% direct interest in the shares of the Company. According to Material Event Disclosure forms published on November 10, 2020 and November 13, 2020 on the Public Disclosure Platform by IMTIS Holdings, 110,000,000 of Turkcell's shares (corresponding to 5% of the issued share capital of Turkcell) has been sold at Borsa Istanbul. The shares were sold to institutional investors through accelerated bookbuild process at an approximately 7% discount. Following completion of the transactions, capital shares and voting rights of TVF BTIH and IMTIS Holdings in the Company have become 26.2% and 19.8%, respectively.

        The Turkish law establishing TWF provides that TWF is exempted from several laws, notably certain capital markets and competition laws. Notably, TWF is exempted from the application of Articles 23 (Significant transactions of corporations), 24 (Right to exit of shareholders in relation to significant transactions), 25 (Takeover bids), 26 (Mandatory takeover bids in the context of change of control) and 27 (Squeeze-out and sell-out rights) of the CMB Law, as well as the secondary CMB legislation relating to those articles, with regard exclusively to transactions enabling TWF to obtain control.

        As disclosed in TWF's regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and the Group A shares owned by TWF are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favour of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an "exit right" exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such "exit right" arises as a result of a transaction conducted by or decided upon by Turkcell.

        As of April 12, 2021, Turkcell had 69,495,670 ADRs outstanding held by 56 registered ADR holders. To the best of our knowledge, as of December 31, 2020, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

7.B Related Party Transactions

        We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the "Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities" to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2020, see Note 39 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

        Audited Consolidated Financial Statements as of December 31, 2020, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2020, are included in "Item 18. Financial Statements".

        Our Company's Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PwC Turkey) as the independent audit firm to audit our consolidated financial statements for the year 2021. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on April 15, 2021.

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

        On March 29, 2018, the Company's General Assembly approved the payment of a dividend amounting to TRY 1,900.0 million (equivalent to USD 475.8 million as of March 29, 2018, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31, 2017. This represents a gross cash dividend of full TRY 0.8636364 (equivalent to full USD 0.2162822 as of March 29, 2018, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in three equal installments that took place on June 18, 2018, September 17, 2018 and December 17, 2018, respectively.

        On September 12, 2019, the Company's General Assembly approved the payment of a dividend amounting to TRY 1,010.0 million (equivalent to USD 175.0 million as of September 12, 2019, the date of the Ordinary General Assembly Meeting) from the net distributable profit for the year ended December 31, 2018. This represents a gross cash dividend of full TRY 0.46 (equivalent to full USD 0.08 as of September 12, 2019, the date of the Ordinary General Assembly Meeting) per share. The distribution to shareholders was performed in a single installment that took place on October 31, 2019.

        On April 17, 2020, the Law on Reducing the Effects of the Novel Coronavirus Pandemic on Economic and Social Life and the Law on the Amendment of Certain Laws No. 7244, which contains amendments to several laws, including the Turkish Commercial Code, entered into force. In order to protect the financial structure of joint-stock companies in this period and to eliminate a potential reduction of the company's resources by distributing cash dividends hence protecting the existing equity structure, an additional provisional article (namely Provisional Article 13 of the TCC) has been introduced. In this regard, a limitation has been imposed on the dividend distribution of joint-stock companies in line with the governmental measures taken for COVID-19 pandemic. Cash dividends that joint-stock companies may distribute by September 30, 2020, cannot exceed 25% of the net profit period for 2019. The dividend distribution limitation was set to end on September 30, 2020, but was extended for three months until December 31, 2020, through The Presidential Decision, which granted this extension based on the authorization provided by Provisional Article 13 of Turkish Commercial Code. Accordingly, on October 21, 2020, the Company's General Assembly approved the payment of a dividend amounting to TRY 811.6 million (equivalent to USD 110.6 million as of December 31, 2020) from the net distributable profit for the year ended December 31, 2019, not exceeding 25% of the total distributable profit in line with the limitations mentioned above. This represents a gross cash dividend of full TRY 0.3689190 (equivalent to full USD 0.0502580 as of December 31, 2020) per share. The distribution to shareholders was performed in a single payment on November 30, 2020.

        On April 15, 2021, the Company's General Assembly approved the payment of a dividend amounting to TRY 2,585.8 million (equivalent to USD 320.3 million as of April 15, 2021) from the net distributable profit for the year ended December 31, 2020. This represents a gross cash dividend of full TRY 1.1753577 (equivalent to full USD 0.1455930 as of April 15, 2021) per share. The distribution to shareholders will be performed in three equal installments on April 30th, July 30th, and October 27, 2021.

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

        In order to comply with the CMB's Communique on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which was approved by the Ordinary General Assembly held on March 26, 2015:

  "The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company's cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respective year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

  Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation."

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

        To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See "Item 10.E. Taxation".

        For additional details regarding our dividend policy see "Item 10.B.III.c. Dividend Distribution and Allocation of Profits".

8.B Significant Changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

9.A Offer and Listing Details

        Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a communique issued by the CMB, our shares traded on the Borsa Istanbul were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see "Item 10.B. Memorandum and Articles of Association—Transfer of Shares".

        Our ordinary shares are traded on the Borsa Istanbul under the symbol "TCELL" and our ADSs are traded on the NYSE under the symbol "TKC". Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts ("ADRs"). On July 6, 2011, we signed an amended and restated Deposit Agreement (the "Deposit Agreement") with Citibank N.A. ("Citibank"), as depositary (the "Depositary"), Turkcell and holders of ADRs, which transferred our ADR program from JPMorgan Chase Bank to Citibank.

        Since January 1, 2006, capital gains realized without meeting a one-year holding period are subject to a withholding tax in Turkey. On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See "Item 10E. Taxation".

9.B Plan of Distribution

        Not applicable.

9.C Markets

        Our ADSs are traded on the NYSE under the symbol "TKC" and our ordinary shares are traded on the Borsa Istanbul under the symbol "TCELL".

9.D Selling Shareholders

        Not applicable.

9.E Dilution

        Not applicable.

9.F Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A Share Capital

        Not applicable.

10.B Memorandum and Articles of Association

I. General

        We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on October 21, 2020, at the Ordinary General Assembly, we are incorporated primarily to provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to "Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System", "Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services" and "Authorisation Certificate for Limited Usage Rights with regard to IMT Services" and other services under the relevant legislation and administrative acts.

        Substantial changes to the Company structure were made with the amendments to the Articles of Association, which were approved by the Ordinary General Assembly on October 21, 2020. Within this framework, the major amendments are as follows:

  (i)
  the number of the board of directors members has increased from seven to a total of nine;

  (ii)
  15% of the total issued shares of Turkcell, owned by TVF BTIH as the surviving entity from the Turkcell Holding / TVF BTIH merger, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

  (iii)
  a nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company (the "Nomination Privilege"); and a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders;

  (iv)
  all shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

  (v)
  the chairman of the board of directors shall be elected amongst the members of the board of directors appointed through the exercise of the abovementioned privileges;

  (vi)
  the meeting quorum requirement of the board of directors requires five directors, and the decision quorum requires the affirmative vote of at least five directors; and

  (vii)
  so long as the abovementioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

        In addition to these amendments, another essential addition to the Articles of Association has been made by the newly introduced Article 26 titled Compliance with Corporate Governance Principals, which was not previously regulated in the Articles of Association.

II. Board Members

a. General

        According to our amended Articles of Association, the Board of Directors is comprised of nine members elected by the general assembly.

        An increase in the number of members of the Board of Directors must be approved by the general assembly. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. With the Turkish Commercial Code number 6102 ("TCC"), which came into force on July 1, 2012, the requirement of having a share of the company in order to become a member of Board of Directors has been abolished. Those individuals who do not have any shares in the company have been provided with an opportunity to be elected as members of the Board of Directors and carry out such duty.

        The TCC does not require a Board member to be a Turkish citizen. There is no minimum age for the directors, provided that a Board member has reached the age of majority, which is 18, and there is no mandatory retirement age under applicable law. The conditions to be a Board member are regulated by the TCC and the conditions to be an independent board member are regulated by the related CMB legislation.

        For additional details regarding the election and appointment of Board Members, see "Item 10.B.III.d. Capital Structure—Voting Rights".

b. Board Members' Interest

        The TCC forbids a board member from entering into a transaction with us in any area relating to business, either on the board member's own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 395) without the authorization of the general assembly. Our general assembly may authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis.

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

c. Compensation

        Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. In 2018, according to Decree 32 on the Protection of the Value of the Turkish Currency, it was decided that board members who have Turkish nationality would receive their compensation in Turkish Lira, while others would continue to receive Euro-based salaries. In 2020, each (Turkish) Board member received a total of TRY 683,400 in compensation, including the Chairman.

        According to a CMB Communique Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the Company's website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communique Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. Payment plans such as stock options or those based on company performance are not used in the remuneration of inadependent board members. Remuneration of independent board members must safeguard the independency level. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of Board of Directors was set at TRY 56.0 thousand, effective from the month following this General Assembly and during their terms of duty.

d. Borrowing Power

        To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party's obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company's financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell's Articles of Association was amended in line with CMB's rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision, published in its weekly bulletin on January 27, 2016, according to which the provision of any guarantees and pledges, including mortgages by non-public affiliates in favor of their public parent company, does not conflict with Article 12.

        On February 25, 2020, Law No. 7222 Amending Banking Law and Certain Other Laws established the debt instrument holders' board ("DHIB") in order to ensure that investors can jointly act and facilitate a restructuring in case of default. A Communiqué was published by the CMB on September 15, 2020, which namely regulates the quorum for DIHB resolutions and their effects on other investors, and sets forth that several main points in relation to DIHBs will be highlighted in the prospectus or the issuance certificate relating to the debt instrument, among which:

  •
  Invitation to DIHB meetings,

  •
  Method of invitation,

  •
  Announcement of the meeting and setting out its agenda,

  •
  Meeting organization and covering its costs, and

  •
  Criteria for determining attendees.

e. CMB Rules Regarding Transactions with Related Parties

        Initially, based on the CMB Communique Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communique will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event such changes occur, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communique Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communique in its Articles of Association (along with other mandatory provisions relating to corporate governance, see "Item 16.G. Corporate

Governance"). The Corporate Governance Communique numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communique Serial IV, No. 63. Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company. When a transaction's amount is above this 10% threshold, the majority vote of independent board members will be sought. Additionally, in order to ensure internal compliance with the CMB s related party transactions, our Board has adopted the "Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities" to be applied by the relevant employees within the Company and its group companies on November 24, 2014.

III. Capital Structure

a. General

        Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communique on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as in 2014, the Company applied for the CMB's authorization in order to determine its capital ceiling for a five-year term between 2018 and 2022, however the amendment of Articles of Association reflecting the capital ceiling was not approved in the General Assembly Meeting held on September 12, 2019. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communique on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communique mostly includes regulations in line with the former Communique (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communique contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communique also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communique provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The authorisation for the ceiling of registered capital granted by the CMB, is valid for the years 2020 through 2024. After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increases, to obtain the authorisation of the General Assembly by also obtaining the CMB's permit for a new ceiling amount to be valid for a term of up to five years. In the event such authorization is not obtained, the new Communique emphasizes that companies may not realize a capital increase through a board of directors' resolution, whereas under the former Communique, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

b. Preemption Rights

        We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Borsa Istanbul ("BIST"). Any shares not subscribed to by the existing shareholders or purchasers of the rights coupons are sold on the BIST at the current market price. Any differences between the rights issue price and the price realized for the shares on the BIST would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors. CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system. As per the new Communique on the Registered Capital System II-18.1, the General Assembly shall approve the amendments to the articles of association with respect to granting authorization to the board of directors to restrict the pre-emptive rights of the shareholders to acquire new shares. Contrary to the former Communique, the new Communique has not foreseen a meeting quorum. With regard to the decision quorum, the former Communique differentiated between companies making an initial public offering and public companies, whereas the new Communique has not stipulated any such distinction. Accordingly, the new Communique regulates that shareholders holding 2/3 of the shares having voting rights shall provide affirmative votes. In addition, the new Communique has prescribed that if at least shareholders holding half of the voting shares are present at the meeting, the decision quorum shall be the majority of the shares participating in the meeting.

        By the amendment to the Articles of Association, we have stated that the Board of Directors is not authorized to limit the pre-emption rights of the shareholders. The CMB further requires that the right of the Board of Directors to restrict the preemption rights of shareholders applies equally with respect to all shareholders. Under Turkish law, bonus issues may be undertaken in order to convert all or a portion of the revaluation fund and reserves of a company into share capital.

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

        The new dividend distribution regime is governed by a CMB Communique on Dividends II-19.1 which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 1, 2014. Within the scope of the Communique, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communique, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communique has also determined the principles and procedures for the distribution of dividends. The CMB allows public companies the possibility of choosing the timing and payment method of the dividend distribution on the condition that the company's own dividend policy should regulate this. In any case, according to the new Communique, distribution should commence until the end of the financial year in which the general assembly decided on distributing a dividend.

        In order to comply with this CMB's Communique, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, and approved by the Ordinary General Assembly held on March 26, 2015:

  "The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company's cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respective year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

  Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation."

        In parallel with the new Capital Markets Law, the new Communique on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On September 24, 2020, within the framework of the CMB regulations, our Board resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2020 as up to 1% of our Company's revenue disclosed in the annual consolidated financial tables relating to the 2019 fiscal year announced to the public pursuant to CMB regulations. This upper limit was approved by General Assembly of our Company held on October 21, 2020. The General Assembly on April 15, 2021 approved the upper limit for the total amount of donations to be made by our Company within the year 2021 as up to 1% of our Company's revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations.

        Dividends are payable by transfer to the account of the shareholders with a bank in Turkey corresponding to the relevant portion of their shares. Shareholders' entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

        Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly.

        However in 2020, as indicated in Item. 8.A. Consolidated Statements and Other Financial Information—Dividend Policy section, dividend distributions are limited under the "Law on Reducing the Effects of the Novel Coronavirus Pandemic on Economic and Social Life" and the "Law on the Amendment of Certain Laws". Accordingly, a company may not (i) distribute a dividends that is higher than 25% of their net profit for the 2019 financial year; (ii) distribute the dividends of the previous year(s) or free reserve funds; and (iii) authorize their boards of directors to distribute advance profits except for companies of which the state, provincial special administrations, municipalities, village administrations, or any other public legal entity is a shareholder and companies for which more than fifty percent of the capital is directly or indirectly owned by funds of which the public holds more than fifty percent. The President is authorized to extend and shorten the period of the dividend distribution limitations. The 2019 dividend distribution was paid accordingly, in line with this Law. The 2020 dividend distribution is scheduled to take place in three equal installments on April 30th, July 30th and October 27th of 2021.

        For additional details regarding our dividend policy see "Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy".

d. Voting Rights

        Prior to the amendment to the Articles of Association of the Company, shareholders were entitled to one vote per share on all matters submitted to a vote of our shareholders. Contrary to the previous Articles of Association of Turkcell, the current Articles of Association of Turkcell which were approved by the Ordinary General Assembly on October 21, 2020 provides for privileged shares.

        Group A shares of Turkcell refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell ("Group A Shares"). Group B shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell ("Group B Shares"). Privilege hereunder means in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the general assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to voting rights in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell. As disclosed in TWF's regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and that the Group A shares owned by TWF Group are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favour of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an "exit right" exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such "exit right" arises as a result of a transaction conducted by or decided upon by Turkcell.

        CMB Communique Serial IV, No. 56 dated December 30, 2011 (see "Item 16.G. Corporate Governance" for further information), initially stated that transactions considered as material (transfer, acquisition or lease of all or significant portion of company assets or constitution of limited property right there on; providing concession or changing content or subject of existing concessions and being delisted) under certain conditions those material transactions will need to be approved by the general assembly. In the event that parties to such transactions are related parties, such related parties shall not vote at the general assembly. The subsequent Capital Markets law dated December 30, 2012 further expanded the scope of "material transactions", which were exhaustively enumerated by the aforementioned Communique by adding the term "like" at the beginning of the enumeration. However, the topic has once again been regulated by another CMB Communique Serial IV, No. 63 dated February 22, 2013, and the term of "material transactions" with regard to the implementation of

Corporate Governance Rules is again exhaustively defined in parallel with the Communique dated 2011.

        The CMB issued the Communique No. II-23.1 on Common Principles Regarding Material Transactions and the Right of Separation (published in the Official Gazette dated December 24, 2013, No. 28861).

        The CMB Communique No. II-23.1 which has been amended and published in the Official Gazette No.30395 dated April 18, 2018, added another item to the list where no right of separation shall arise: in case any asset transfer is not made to the related parties and the minimum 90% of the fund to be acquired as a result of such transfer is used for the payment of debt of the publicly-held company, arising from cash loans from banks or in connection with any debt instrument issued by such publicly held companies, within one month as of the receipt of the fund no right of separation shall arise. Further, in the case where the funds collected are used for repayment in whole of the cash bank credits and/or the debt originated from the debt instruments, the aforementioned percentage requirements shall not apply.

        On 25 February 2020, Law No. 7222 Amending Banking Law and Certain Other Laws ("Amendment Law") was published in the Official Gazette and brought several amendments to the Capital Market Law including the one dealing with material transactions. Through the Amendment Law, the definition of material transaction does not cover (i) changing company type and dissolution; (ii) transfer or leasing of total or substantial part of assets or establishing rights in rem thereon; (iii) alteration of the field of activity totally or substantially and (iv) de-listing from the stock exchange.

        Under a new Communiqué which entered into force in June 2020 and introduces significant changes to the Communiqué numbered II-23.1, the following transactions of public companies will constitute significant transactions, and the CMB has the authority to consider other transactions as significant transactions, if such transactions are fundamental transactions that might affect investment decisions of investors by making foundational changes in company's main activities or substantially altering its ordinary business:

  •
  Participating in mergers and demergers specified under Article 5 of the New Communiqué,

  •
  Transferring a significant amount of assets, or concluding transactions resulting in such transfer or establishing limited rights in rem on such assets,

  •
  Changing company's legal form, and

  •
  Granting new privileges, altering the scope or subject of existing privileges.

        Furthermore, while under the previous Communiqué, the significance threshold for asset transactions was 50% of the reference values stated in the communiqué, under this new Communiqué this threshold is increased to 75%.

        Moreover, a more flexible regulation was established for minority shareholders exercising their rights of separation in relation to material transactions. The right of separation may only be exercised by shareholders for the shares they owned at the time of the public disclosure regarding the material transaction. The exit price will no longer be calculated based on the weighted average in the exchange within the preceding 30 days; instead, the exit price will use a fair value pursuant to the principles to be determined by the CMB. With the Amendment Law public companies may offer exiting shareholders' shares to other shareholders and/or investors before they can acquire them.

        CMB becomes authorized body to determine, depending on the nature of public companies, the principles on (i) materiality of transactions (ii) use of separation right, including exemptions.

e. Transfer of Shares

        The current Articles of Association of Turkcell approved by the Ordinary General Assembly on October 21, 2020 provides for privileged shares and certain outcomes of share transfers pertaining to privileged shares. In case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under the Articles of Association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell.

        Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery.

        In practice, shares in registered form traded on the BIST are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the then in force Capital Markets Law and a communique issued by the CMB in this respect, our Company's shares traded at the Borsa Istanbul were dematerialized as of November 2005.

        Legal and actual dematerialization of the share certificates commenced on November 28, 2005. Beginning from November 28, 2005, it is prohibited for companies registered on the BIST to issue new share certificates, in consideration of rights issues or bonus issues. The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

        A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company. However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investor Compensation Center (ICC) and sold three months following the transfer on the Investor Compensation Center's accounts. However, the Turkish Constitutional Court in its decision published in the Official Gazette on November 12, 2015, nullified the provisions of the Capital Markets Law regarding the ownership transfer of such undelivered physical shares to the Investor Compensation Center on the ground that such language contradicted with Art. 13 (Restriction of fundamental rights and freedoms) and Art. 35 (Right to property) of the Constitution. As a result of this decision, the CMB regulated the process of payment to the investors whose share ownership has been transferred to the ICC. This regulation has been published in the Official Gazette dated September 7, 2016 numbered 29824.

        Concerning registration of share transfers, the Company will take into account the Central Securities Depository of Turkey's data without requiring any application from the interested parties. Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company's Articles of Association and such article was approved at the Ordinary General Assembly Meeting on April 29, 2005. The temporary article reads as follows:

  In connection with the Code numbered 5274 Regarding the Amendment of Turkish Commercial Code, in order to increase the nominal value of the shares to one New Turkish Liras, 1,000 units of shares, each having a nominal value of 1,000 Turkish Liras shall be merged and one unit of share having a nominal value of one New Turkish Liras shall be issued to represent such shares. Fraction receipt shall be issued for the shares that could not be complemented up to TRY 1. In relation to such change, the shareholders' rights arising out of their shares are reserved. In connection with such transaction, the 1st, 2nd, 3rd and 4th series of share certificates which represent the existing share capital shall be merged in the 5th series. In connection with the transactions of share change and merger of series, the shareholders' rights arising out of their shares are reserved. The transactions regarding the change in share certificates shall be commenced by the Board of Directors of the Company after the dematerialization of Capital Markets instruments is put into practice and within the framework of related regulations.

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

f. Disclosure of Beneficial Interests in the Shares

        The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communique on Public Disclosure of Material Events (II-15.1). Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors' decisions, is required to be disclosed immediately by listed companies. Shareholders' disclosure requirement would arise if they fall below or exceed the shareholding ratios established in the Communique II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communique II.15.1 (which was published in the Official Gazette dated November 17, 2018 and No. 30598) in cases where the relevant shareholders' share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Turkey ("MKK") will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i) by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK, the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell's capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communique II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 400,000 (TRY 436,440 for 2021), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. "Closely related persons" means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communique II-15.1, thus repealing the old guidance which was prepared in conformity with the Communique Serial VIII, No:54. The Company's internal public disclosure rules and procedures has also been adopted by the Board in accordance with the Communique II-15.1 as amended on February 10, 2017.

        In addition, the CMB adopted a "short-swing-profit rule" for company executives. The CMB has published the Communique No. VI-103.1 Regarding Managers' Payment of Net Purchase and Sale Gains to the Issuers (published in the Official Gazette dated December 12, 2013, No. 28849). The Communique VI 103.1 relies on the Capital Markets Law Article 103/4 and indicates that (i) the board members and the committee members of an issuer, (ii) the persons with administrative responsibilities at the issuer and (iii) the persons that have the power to determine and control the issuer's financial and operational policies, decisions or targets directly or indirectly, shall pay the net gains they have obtained through the purchases and sales within the same six-month period. It is indicated in the Communique VI 103.1 that the purpose of this regulation is to remove the inequality of opportunity between the persons who receive insider information about the issuers easier and faster due to their positions and the investors that reach the insider information after public disclosure.

        The Communique on Tender Offer (II-26.1) which repeals the Communique Serial: IV No: 44 was published by the CMB in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on the date of its publication. Through the Communique, the procedures and principles regarding mandatory and voluntary tender offers as a result of a change in management control have been regulated in compliance with the new Capital Markets Law No. 6362. Moreover, the definition of management control has been regulated as the direct or indirect acquisition of more than 50% of the share capital or the voting rights individually or collectively. Holding more than fifty percent of the voting rights of a corporation directly or indirectly, alone or jointly with persons acting in concert, or regardless of such percentage, holding privileged shares enabling their holder to elect a simple majority of the total number of the members of the board of directors or to nominate for the said number of directors in the general assembly meeting, is considered and treated as an acquisition of control.

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

        In parallel, the Capital Markets Law No. 6362 introduces a squeeze-out right: in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase the shares of the minority shareholders and the minority shall have the right to sell their shares. The CMB released the Communique on Squeeze-Out Rights and Statutory Put Option Rights (II-27.1) on January 2, 2014 in the Official Gazette numbered 28870, which became effective as of July 1, 2014. This Communique was replaced with Communique II-27.2 which entered into force upon its publication in the Official Gazette dated November 12, 2014 and numbered 29173 (the "new Communique"). According to the Communique II-27.1, if the controlling shareholder, directly or indirectly, holds at least 95% of the voting rights in a public company as a result of a mandatory tender offer or by any other means, the controlling shareholder has the right to squeeze out all other shareholders regardless of whether they hold privileged shares. As per the new Communique, in the event that a shareholder holds at least 98% of the voting rights in a public company either as a result of a mandatory tender offer or by any other means, or if the controlling shareholder already satisfying this threshold acquires an additional share, the controlling shareholder will be entitled to the right to squeeze-out all other shareholders. Once the squeeze-out right arises, the remaining minority shareholders will be entitled to the right to sell-out their shares. The new Communique also stipulates a transition period. Accordingly, the threshold of 95% shall continue to apply to squeeze-out rights that arose before December 31, 2014 and a new threshold of 97% shall apply to squeeze-out rights that will arise thereafter until December 31, 2017. The new Communique regulates the squeeze-out and the put option rights under the same provision. Accordingly, the controlling shareholder is obliged to make a public disclosure, if and when the controlling shareholders' shareholding ratio reaches at least 98% of the voting rights or acquires additional shares to enhance its status. The remaining minority shareholders are entitled to exercise their sell-out rights within three months following the public disclosure. The three-month period is statutory and the sell-out rights of the minority shareholders shall expire at the end of such period. The minority shareholder willing to exercise its sell-out right shall notify the public company in writing of its request. The board of directors shall procure the preparation of a valuation report in order to determine the purchase price for the minority shares within one month upon the sell-out request. Upon application of the controlling shareholder for exercising the squeeze-out right, and approval of the board of directors about the fulfillment of the conditions for exercising the squeeze-out right, the company shall apply to the CMB for issuance of new shares to replace the cancelled ones. A delisting application to the relevant stock exchange is also required. All payment and settlement transactions shall be conducted via the Central Registration Agency. The controlling shareholder shall deposit the share purchase amount to the company's account, within three business days following the notification made by the company at the latest, and the company shall transfer such amount to the relevant minority shareholders' account on the second succeeding business day to complete the share transfer transactions. As for the calculation of the purchase price, the purchase price during exercising of the squeeze-out right shall be equivalent to the average of the weighted daily stock market price within the 30-day period prior to the disclosure stating that the controlling shareholder has reached at least 98% of the voting rights or acquired additional shares for traded shares. The Communique refers to a "fair price" for the exercise of the sell-out right. Accordingly, (i) the price determined for the squeeze-out right; (ii) the price determined per each share group through a valuation report; (iii) the price of a mandatory tender offer within the year preceding the public disclosure of control, if any; and (iv) the average of the weighted average prices on the exchange pertaining to the previous six months, previous year and previous five years shall be compared. The highest value shall be determined as the purchase price when the sell-out right is exercised. The controlling shareholder is required to make a public disclosure if and when (i) the voting rights held by it exceed or fall below 98% of the total voting rights in the company; or (ii) it acquires additional shares when it already holds 98% or more of the voting rights. Additionally, the controlling shareholder is also obliged to make a public disclosure, if and when it decides to exercise the squeeze-out right. The company as well is obliged to disclose the (i) squeeze-out right requests, the procedure of squeeze-out and the results of the squeeze-out;

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

        On 25 February 2020, Law No. 7222 "Amending the Banking Law and Certain Other Laws" limited the persons that can bid their shares in tender offers to existing shareholders by the tender offer's public disclosure date. Furthermore, the CMB published a new communique in January 2021 regulating the squeeze-out and sell-out rights, which complement the amendments made to the Turkish Capital Markets Law in February 2020. Namely, the CMB, among others, declared that the following cases do not trigger squeeze-out and sell-out rights:

  •
  when the controlling shareholder acquires new shares by exercising its pre-emption rights upon a capital increases where the pre-emption right is not restricted, and

  •
  where internal resources or dividends are used for the capital increase, and the controlling shareholder acquires new shares.

        The communiqué also introduces new rules on calculating squeeze-out/sell-out price, as well as procedural amendments in exercising squeeze-out/sell-out rights.

        Capital Markets Law No. 6362 is amended on December 5, 2017 with the Omnibus Bill No. 7061 published on the Official Gazette and introduces a legal grounding for crowdfunding. The CMB was authorized therein to enact secondary legislation. As a consequence of this, the CMB has issued a draft Communique on Equity Crowdfunding and presented it to public's opinion on January 3, 2019 and the CMB enacted the Communique on Equity Crowdfunding (III-35/A.1). The Communique sets forth the procedures and principles regarding (i) equity crowdfunding only; (ii) authorization of crowdfunding platforms by the CMB; (iii) activities of such platforms; (iv) fund raising from public via equity crowdfunding; and (v) control and supervision of the usage of such funds. It is clearly pointed out that the Communique will only be applied to equity crowdfunding and the activities of fund raising from public via crowdfunding platforms in return of awards or donations shall not be governed by this regulation. On 25 February 2020, with Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law was amended to pave the way for lending based crowdfunding in Turkey, authorizing the CMB to that end.

g. Free Float Definition Rules

        54% of our shares are listed on the stock exchange, and the number of our Company's free floating shares as of April 12, 2021 was 1,186,996,405 according to the "Report on Free Float Ratios" released by the Central Securities Depository of Turkey in accordance with the CMB's decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company's incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company's capital (following the amendment by the CMB's decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company's Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets,

vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. "seized" in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

CMB's Administrative Fines: Change in Principle

        On 25 February 2020, through the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No.103 was amended so that administrative fines are indexed to a public company's financial perfomance instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of earnings before tax.

h. Trading Rules

        Within the scope of Borsa Istanbul A.S. Board of Directors' decision dated September 10, 2020 and the CMB's decision dated September 14, 2020, the requirements for companies for their shares to be traded in the category called BIST Stars are as follows:

  •
  market cap greater than 500 million TL;

  •
  market cap of shares in actual free float greater than 100 million TL;

  •
  free float ratio greater than 10%;

  •
  number of domestic retail investors greater than 1,000;

  •
  if the company has preferred stocks, free float ratio smaller than 90%;

  •
  total domestic fund investment greater than 3 million TL; and

  •
  liquidity to be smaller than 2.5.

        Moreover, companies that have more than 750 million TL of market cap of shares in actual free float and liquidity less than 2.5; will be traded in BIST Stars, regardless of the other criteria.

        According to the latest CMB decision, Turkcell is listed under BIST Stars.

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

        According to the new Capital Markets Law, in the event a shareholder votes against a material transaction at a general assembly meeting, as briefly described above, such shareholder obtains a right to exit from the company by selling his/her shares. If the shareholder uses that right, the company is required to purchase the shareholder's shares.

j. Liquidation

        In the event of liquidation, our shareholders are entitled to participate in any surplus in proportion to their shareholdings.

k. Changes in Capital Structure

        Any increase in our Company's registered capital ceiling requires an amendment to our Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

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

        Following the coup attempt, on July 21, 2016, the CMB under its Communique on Share Buy-backs decided to temporarily remove the limits that are applicable to public companies' acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval.

        Our Company's Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. This authorization continues to be in place.

m. General Assemblies

        Right holders, who have a right to attend the general assembly meetings, can attend such meetings by electronic means pursuant to article 1527 of the TCC. Pursuant to the Communique on Electronic General Assembly Meetings held in Joint Stock Companies, the Company shall invite the right holders to attend, to deliver an opinion and to vote by electronic means, either setting up the electronic general assembly system; or purchase related services from the system providers that are specifically found for such purposes.

        According to the TCC, the general assembly meeting procedures should be regulated under the Internal Guidelines to be approved by the general assembly and registered at the Trade Registry. Accordingly, general assembly meeting procedures shall be executed with the related provisions of the TCC, Articles of Association and the Internal Guidelines.

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

        Except as set out by the provisions of the TCC and our Articles of Association, the required quorum at any general assembly is shareholders representing at least one-quarter of the share capital as per the TCC. If such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened within a month, with shareholders or their proxies present at such meeting. Resolutions of general assembly meetings must be passed by a majority of the shareholders or their proxies present at such meetings.

        As per the Capital Markets Law, unless a higher quorum is accepted in the articles of association of public companies, affirmative votes of two-thirds of shareholders representing the share capital present at the general assembly (and this, without requiring a quorum) is needed for the following decisions: restricting preemptive rights of shareholders, authorizing the Board to restrict such preemptive rights in a registered capital system and reduction of the share capital and material transactions of the company as defined by the law. Nevertheless, if shareholders representing at least half of the company share capital are present at the meeting, simple majority decides unless a higher quorum is accepted by the articles of association.

        In addition, the Capital Markets Law stipulates that the CMB may require including some topics in the general assembly agenda to be discussed by the general assembly or to inform the shareholders at the general assembly.

        At the ordinary general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company. While the meeting quorum requirement at general assemblies remains unchanged as 51% of our share capital, resolutions of our general assemblies must be passed by the shareholders (or their proxies) representing the majority of the votes of the shareholders present at that meeting, by observing the provisions of Article 7 of our Articles of Association where a voting privilege is granted to Group A shares of the Company, corresponding to 15% of the Company's share capital. In line with the voting privilege granted, Group A shares are given the privilege of voting as to give six voting rights to each Group A share for the appointment of five members of the Board of Directors, four of which are nominated in accordance with the nomination privilege, as well as the Chairman of the General Assembly.

        In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of TCC and capital markets legislation for the second meeting.

        The quorum requirement at general assemblies convened to increase our share capital ceiling is 51% of our share capital. Resolutions of general assemblies relating to capital increases must be passed by a majority of our shareholders or their proxies present at such meeting.

        The meeting quorum requirement at general assemblies convened to amend our Articles of Association (excluding capital ceiling increase) is two-thirds of our share capital. Resolutions of our general assemblies to amend our Articles of Association (excluding capital ceiling increase) shall be passed by the shareholders (or their proxies) representing at least 2/3 of the votes of the shareholders present at that meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares will not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of TCC.

        Changing our jurisdiction or increasing the obligations of the shareholders in relation to reimbursement of loss in the balance sheet requires unanimous shareholder approval.

10.C Material Contracts

        We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see "Item 8.A. Consolidated Statements and Other Financial Information" and

Note 38 (Commitments and contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F.

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

        Accordingly, a corporate borrower shall be permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as "the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)" in the new legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million, or (iv) if the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

        As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (i) the foreign currency loan to be utilized; and, (ii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years' financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

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

        As of December 31, 2020, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currencies of Turkcell's subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell's assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell's Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

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

a. Corporate Taxation

        A corporation that has its legal and/or business center in Turkey (a "Resident Corporation") is subject to a corporate tax, which is levied at 20% on such corporation's taxable income. Resident Corporations are required to pay an "advance corporation tax", also at 20%, on a quarterly basis. This rate was applied at 22% for the years 2018, 2019 and 2020. The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate shall be applied as 20% for the fiscal years starting 2023 assuming there will be no additional legislation.

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

        Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 53,000 in 2021, TRY 49,000 in 2020, TRY 40,000 in 2019 and TRY 34,000 in 2018.

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

(ii) Taxation at the Investor Level:

        The gains realized by investors for participating within a "fund" are subject to taxation depending on the date of purchase of the "fund" by the individual investors.

  •
  For the "fund" shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a "cost adjustment" (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 43,000 in 2021, TRY 40,000 in 2020, TRY 34,000 in 2019, and TRY 27,000 in 2018 and are required to be declared in compliance with the Turkish Tax Regime.

  •
  For "fund" shares purchased after January 1, 2006:

  1.
  If the "fund" maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

  2.
  If the "fund" does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

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

II. United States Federal Income Taxation

        The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a "U.S. holder" if:

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

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Regulations, rulings, administrative pronouncements, judicial decisions and the Treaty, all as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to U.S. holders who are subject to special treatment under U.S. federal income tax law, including insurance companies, U.S. expatriates, dealers in stocks or securities, banks or financial institutions, tax-exempt organizations, regulated investment companies, retirement plans, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, persons holding shares as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. Dollar.

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

        Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign-source income and generally will be categorized as "passive category income" or, in the case of certain U.S. holders, "general category income" for foreign tax credit purposes.

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

        Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of "qualified dividend income" received. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

c. Net Investment Income Tax

        Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on "net investment income", including, among other things, dividends on, and gains from the sale or other taxable disposition of, our shares or ADSs, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our shares or ADSs.

d. Passive Foreign Investment Company Status

        We currently believe that we were not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the taxable year ending December 31, 2020. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, it is possible that we could be classified as a PFIC in the future due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be "qualified dividend income" (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

e. U.S. Information Reporting and Backup Withholding

        Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other taxable disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the "IRS") and possible U.S. backup withholding at a current rate of 24%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8BEN-E, as applicable) in connection with payments received in the United States, or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

10.I Subsidiary Information

        Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

        We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Yuan, Ukrainian Hryvnia, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Yuan, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 36 (Financial Instruments) to our Consolidated Financial Statements in this annual report on Form 20-F.

a. Foreign Exchange Risk Management

        Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Yuan while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations' individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

        Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 18.7 billion, which represents the majority of total indebtedness as of December 31, 2020.

        To manage and hedge our foreign exchange risk more effectively, we have used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 36 (Financial Instruments) to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F for additional details.

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

        While we are currently able to hedge our principal TRY exposure to the U.S. Dollar, Euro and the Chinese Yuan on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs.

b. Interest Rate Risk Management

        We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars, Chinese Yuan, Turkish Lira and Ukranian Hryvnia denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we utilize interest rate derivative structures considering the market levels. Turkcell started actively hedging its long term foreign exchange liabilities in 2016.

        The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2020							December 31, 2019
	Effective interest rate	Total carrying amount	2021	2022	2023	2024 thereafter	Fair Value	Effective interest rate	Total carrying amount	2020	2021	2022	2023 thereafter	Fair Value
Variable rate instruments Unsecured bank loans
USD floating rate loans	3.2%	2,644.0	546.9	519.4	445.2	1,132.5	2,644.0	4.4%	4,478.5	2,132.1	296.0	282.1	1,768.3	4,478.5
EUR floating rate loans	2.2%	5,660.7	975.7	1,335.5	855.1	2,494.4	5,660.7	2.2%	5,638.7	1,688.6	698.8	898.6	2,352.7	5,638.7

        For contractual cash flows and nominal interest of bank loans, see Note 29 and Note 36 to our audited Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report on Form 20-F.

        As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR yet it is expected to remain in force for another period of 5 years. As at April 12, 2021, we have neither discussed with nor approached by any financial institution to replace LIBOR and/or EURIBOR with a new reference rate in our existing loan or hedging agreements. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continous contact with.

        We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2020, with all other variables held constant, our profit before income tax decreases by TRY 23.5 million.

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

        On July 6, 2011, we signed an amended and restated Deposit Agreement (the "Deposit Agreement") with Citibank N.A. ("Citibank"), as depositary (the "Depositary"), Turkcell and holders of American Depositary Receipts, which transferred our ADR program from JPMorgan Chase Bank ("JPMorgan") to Citibank. On July 1, 2016 the term was extended by another 5 years, until July 6, 2021.

        As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company's ADR Program, which are payable to the Depositary:

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

I.    Direct Payments made by Citibank to Turkcell

        Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2020, the Depositary, as part of its agreement, reimbursed Turkcell $1,129,933 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2020
Investor Relations(1)	$1,129,933

(1)
This type of expense includes activities tailored to increase the company's ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.    Indirect Payments made by Citibank to Turkcell

        As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $126,316. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2020.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2020 through December 31, 2020
Third-party expenses paid directly	$125,362
Fees waived	$954

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        (a)    Disclosure Controls and Procedures.    The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective at a reasonable assurance level.

        (b)    Management's Annual Report on Internal Control over Financial Reporting.    The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2020. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

  (1)
  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  (2)
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  (3)
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

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

        Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2020 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment and those criteria, management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2020.

        The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. ("PwC"), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

        (c)    Attestation Report of the Independent Audit Company.    PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2020. Their attestation report on internal control over financial reporting is included at page F-1 herein.

        (d)    Changes in Internal Control over Financial Reporting.    There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company's internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

        In addition to the existing controls, in order to strengthen the control environment, SOX Compliance Unit has been established, that reports directly to the Board of Directors and a central Internal Control and Continous Improvement department has been established that directly reports to the CEO. Furthermore, SOX Audit Team has been established in the Internal Audit organization to perform SOX audits in a focused manner.

        Starting in March 2020, the significant majority of our employees have been working remotely due to COVID-19 pandemic. We have performed an evaluation on our internal control environment and procedures and concluded that effectiveness of our internal controls is unaffected by this change.

ITEM 16.

16.A    Audit Committee Financial Expert

        Currently no independent Audit Committee member is an "audit committee financial expert", as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, our Audit Committee members did not consider themselves, individually, as an "audit committee financial expert". However, our Audit Committee members and our Board of Directors believe that our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

16.B    Code of Ethics

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. An overview of our code of ethics is posted on our website, www.turkcell.com.tr.

16.C    Principal Accountant Fees and Services

        PwC served as our independent registered public accountant for financial years ended December 31, 2020, 2019, and 2018. Our audited financial statements for the three year period ended December 31, 2020 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on, March 29, 2018, September 12, 2019 and October 21 2020, PwC was appointed as our independent auditors for our 2018, 2019 and 2020 fiscal years respectively. PwC was appointed as the Company's independent auditor for the year 2021 at the General Assembly Meeting held on April 15, 2021.

        The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2020, 2019 and 2018.

	2020	2019	2018
	(Million TRY)
Audit Fees(1)	7.3	5.7	4.6
Audit-Related Fees(2)	—	0.5	1.2

Total	7.3	6.2	5.8

(1)
Audit Fees consist of fees billed for professional services pertaining to the audit of the Company's annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)
Audit-Related Fees consist of mainly new IFRS standard, treasury operations, Turkcell Superonline IPO preparatory work and hedge accounting audit procedures in 2018 and comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company's financial statements for previous periods.

a.    Audit Committee Pre-approval Policies and Procedures

        Our Audit Committee has pre-approved all work performed by our external auditors for the year 2020 and it has not adopted blanket pre-approval policies and procedures.

16.D    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On July 27, 2016, the Company's Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose is to protect Turkcell investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY 150 million, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs. On January 30, 2017, the Company's Board of Directors increased the above-mentioned fund amount to TRY 300 million in order to be utilized for share buy-backs, including ADRs being traded on the NYSE. On March 24, 2020 our Company's Board of Directors increased the fund amount to TRY 450 million to protect our investors against market volatility originating mainly from the COVID-19 pandemic.

        Between August 24, 2016 and December 30, 2016, our Company bought back 6,815,563 shares in total in a price range of TRY 8.92 and TRY 9.99 and our ratio of shares in the company capital reached 0.310%. In 2017, there were no buy-backs and we did not utilize this fund. In 2018, share buy-backs amounted to 8,434,204 shares in a price range of TRY 10.01 and TRY 12.33, and our ratio of shares in company capital reached 0.693%. On December 31, 2018, our Company bought back 827,750 shares in a price range of TRY 11.89 and TRY 12.24, which are included in our 2019 financials as per IFRS standards, thereby bringing the total ratio of shares in company capital to 0.731%. In 2019, there were no buy-backs. In 2020, share buy-backs amounted to 816,290 shares in a price range of TRY 12.09 and TRY 12.35, and our ratio of shares in company capital reached 0.768%. As of April 12, 2021, our Company bought back 16,893,807 shares in total, bringing the total ratio of shares in company to 0.768% level.

Period	Total Number of Shares Purchased	Average Price Paid per Share (in TRY)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (Cumulative)	TRY Value of Shares that May Be Purchased Under the Plan or Program(1)
17 - 19 March 2020	816,290	12.24	16,893,807	269,787,217

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
In March 2020, our Company purchased Eurobonds (XS1298711729 and XS1803215869) with a nominal value of USD 5.0 million in total. In November 2020, we sold all Company Eurobonds with a nominal value of USD 20.5 million in total.

        Therefore the "TRY Value of Shares that May Be Purchased Under the Plan or Program" should be reduced by the purchased Eurobonds amount.

16.F    Change in Registrant's Certifying Accountant

        Incorporated by reference to our annual report on Form 20-F filed on March 18, 2016.

16.G    Corporate Governance

I.    Significant Differences in Corporate Governance Practices

        Matters related to corporate governance in Turkey are regulated by the new Turkish Commercial Code ("TCC"), which came into force on July 1, 2012, and the new law and regulations and communiques of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

        In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the "CMB Principles"), which took effect on a "comply or explain" basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a "Corporate Governance Compliance Report", which compares the CMB

Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a new reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communique on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report ("CRF") which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form ("CGIF") which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

        It is decided by the CMB that the companies must publish the same reports annually through the Public Disclosure Platform ("PDP") within the financial statements announcement period and, in any case, at least three weeks prior to the date of the general assembly meeting. In the event of change with respect to the companies' compliance with voluntary principles and any change in material information regarding the CGIF, the respective changes should be disclosed by revision of the templates under the PDP and these changes should also be included in the interim activity reports.

        Effective in 2011, by way of various communiques, the CMB revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the "comply or explain" approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis by June 30, 2012. In a further Communique dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court with a view to assure compliance with its corporate governance rules. No legal action has been taken there against our Company to the best of our knowledge. The new Capital Markets Law came into force on December 30, 2012. The CMB is entitled by Article 17/2 to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time.

        In a further Communique dated April 6, 2013, the CMB amended the corporate governance principles. The following rules have been added to the Communique:

  •
  If some or all of the Board members' terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days. If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. Those members terms of office will last until new appointments are made in accordance with the legislation. The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade Registry.

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

  •
  Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/ disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval. Before the general assembly meeting held on October, 21 2020, because of the relations between our then controlling shareholders, our nomination process was handled directly by the CMB.

    According to article 6/2 of the Corporate Governance Communique numbered II-17.1, the following exceptions may be granted upon approval by the CMB of companies whose main field of activity are performed under a license or a concession granted by public authorities or institutions either for a temporary or permanent term in order to render a public service or a defined category of publicly traded companies in which public authorities or institutions have privileged shares: i) the above mentioned mandatory rule regarding the election of the independent board members shall not be applied; ii) two of the independency criteria to determine the independncy of board members shall not apply. These criteria are (i) to not be a full time employee of public authorities and institutions after being elected, and (ii) to not have been a member of a board of directors for more than a term of six years in the last ten years.

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

  •
  A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company's website and submitted at the ordinary General Assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.

  •
  There are mandatory rules relating to material transactions and related party transactions/guarantees to third parties.

        Internal Corporate Governance Mechanisms Revamped:

        On January 28, 2016, our board has adopted new charters for the audit, corporate governance, candidate nomination, compensation and early detection of risks committees, along with Turkcell Group Anti-Bribery and Anti-Corruption Policy which is actually monitored by Corporate Governance & Capital Markets Compliance Directorate, as of the filing date the said Directorate operates autonomously and has direct access to the Board of Directors. The same day, our board also adopted Turkcell's Internal Directive on the Operations of the Board of Directors.

        In October 2020, the CMB amended the Corporate Governance Communiqué to ensure that public companies take concrete steps to ensure sustainability. Although adherence to such sustainability principles is voluntary, listed companies are required to disclose whether they comply with the sustainability principles in their yearly activity reports starting in 2020. If not, a detailed explanation including the effects of such non-compliance on environmental and social risk management is required. Notably, with regard to environmental principles, companies shall, inter alia, disclose their short and long-term goals in order to reduce their environmental impact, and disclose the total number of actions and projects and investments made in order to reduce their environmental impact and the environmental benefits and cost reductions these bring. With regard to social principles, companies will be expected to make a concrete effort to be included in the Borsa Istanbul Sustainability Index and other international sustainability indexes, and take all of the stakeholders' interests into account while acting for sustainability issues and disclose their social responsibility activities. Finally, the amendment states that companies will take sustainability and the environmental impact of their activities into account while setting their governance strategies, and consider the stakeholders' opinions when setting their sustainability strategies.

        Turkcell has established Sustainability Committee and the Integrated Value Creation Committee in 2020. The Turkcell Sustainability Committee reports to the Board of Directors through the Integrated Value Creation Committee on all activities and outputs carried out within the scope of determining and effectively implementing short and long-term action plans in line with environmental, social and governance (ESG) policies, determining material sustainability issues, risks and opportunities. These committees evaluated Turkcell's ESG policies, and prepared Turkcell Human Rights Policy and Turkcell Environmental Policy, which were approved by Board of Directors on January 29, 2021. While developing globally competitive technologies, Turkcell attaches great importance to these technologies being people and environment oriented. To create a work environment worthy of human dignity and value, Turkcell implements Human Rights Policy. To maintain long-term environmental sustainability with the awareness of environmental impact across the value chain Turkcell implements Environmental Policy. Conveying its business model to its stakeholders with a sustainability perspective, Turkcell filed an Integrated Annual Report for 2020, prepared in accordance with Turkish Commercial Code and Capital Markets Board's "Communiqué on Principles Regarding Financial Reporting in the Capital Markets" No. II.14.1 and with the guidance of the International Integrated Reporting (IR) Framework of the International Integrated Reporting Council (IIRC). Going forward, Turkcell aims to present its economic, social, environmental, and corporate governance approach, strategy, business model, value creation process, performance, and sustainable business focus together on an annual basis reflecting the principles of transparency and accuracy.

        Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 20, 2021:

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
See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Members".
Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Huseyin Arslan have been appointed at the Annual General Meeting held on April 15, 2021 as independent board members.
The non-management directors of each company must meet at regularly scheduled executive sessions without management.

Turkish law does not make any distinction between management and non-management directors. However, there is a distinction between executive/nonexecutive board members. Our board members are all non-executive members. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

On December 19, 2012, in conformity with the CMB's Communique then in force, our Board decided to establish a Remuneration Committee to operate under our Board of Directors. The Board also adopted the Remuneration Committee's Charter which was renewed by the Board on January 28, 2016. The Board approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the "Total Remuneration Policy of the Board of Directors and Top Executives" adopted by our Board.

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

Our Audit Committee currently has three members: Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Huseyin Arslan. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

The Audit Committee members are independent Board members as required by the relevant CMB Communique which is binding upon public companies in Turkey. Effective June 30, 2012, all listed companies in Turkey must have audit committees composed of independent board members. We are currently in compliance. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee's duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

The Audit Committee revised its charter, effective June 20, 2005 and reviewed both the "Turkcell Common Values and Business Ethics Document" and "Implementation of Turkcell Common Values and Business Ethics Rules" in order to comply with the requirements of applicable CMB legislation and Exchange Act Rule 10A-3 and NYSE 303A.06. There was a second revision, effective July 21, 2006, to reconsider membership criteria. The third revision occurred on January 28, 2016. Our Audit Committee charter satisfies the requirements of the CMB. The charter does not provide for: an audit committee report to be included in Turkcell's annual proxy statement as it is not subject to the SEC proxy requirements; a review with the independent auditor of problems or difficulties and management's responses thereto, although such review is not prohibited by the charter; the discussion of policies with respect to risk assessment and risk management, although such discussion is not prohibited by the charter; the review by the committee of Turkcell's earnings releases or financial information or earnings guidance provided to analysts and ratings agencies; or the setting of clear hiring policies for employees or former employees of the independent auditors, although it does provide that the Audit Committee shall ensure that the independent auditors remain independent and avoid any conflicts of interest while performing their duties.

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.

We are not required specifically by the CMB Principles to adopt corporate governance guidelines. However, our Board of Directors has adopted Corporate Governance Guidelines and posted a summary on its official website www.turkcell.com.tr. Our corporate governance guidelines largely cover the subjects requested by the NYSE corporate governance standards except director qualification standards and director compensation. We have further adopted an internal directive on the operations of the board of directors in order to regulate the operations of the board and principles on the exercise of its duties and authorities, and to increase cooperation with management in order to fulfill the Company's duties as stipulated by the legislation faster, efficiently and easily, and to ensure exercise of authorities granted and eliminate reservations while exercising authority. The internal directive mainly covers subjects related to board and management structure, relationships between them, the working principles of the board, duties and responsibilities and other related subjects.

16.H    Mine Safety Disclosure

        Not applicable.

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        Our audited Consolidated Financial Statements as of December 31, 2020, and for each of the years in the three-year period ended December 31, 2020, are filed as part of this annual report, on pages F-1 through F-127.

ITEM 19.    EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
8.1	Subsidiaries of Turkcell.
12.1	Certification of Murat Erkan, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Osman Yilmaz, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 26, 2021	By:	/s/ MURAT ERKAN Murat Erkan Chief Executive Officer
Date: April 26, 2021	By:	/s/ OSMAN YILMAZ Osman Yilmaz Chief Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and the cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing on Item 15b of the 2020 Annual Report to Shareholders. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat:9 Akaretler Beşiktaş 34357 İstanbul-Turkey
T: +90 212 326 6060, F: +90 212 326 6050, www.pwc.com.tr Mersis Numaramız: 0-1460-0224-0500015

pwc

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Litigation contingencies

As described in Notes 2(d) and 38 to the 2020 consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. In relation to legal cases, other than the provision of TRY253,633 thousand accounted for in the consolidated financial statements at 31 December 2020, no additional provision for an estimated loss is accrued for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims and the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal legal counsel, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skills and knowledge were also used to assist in the evaluation of Company's assessment towards ongoing legal cases.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2020	31 December 2019
Assets
Property, plant and equipment	11	13,902,730	12,458,491
Right-of-use assets	15	2,380,174	1,783,096
Intangible assets	12	12,367,784	11,308,062
Investment properties	14	13,675	16,283
Trade receivables	19	222,451	148,159
Receivables from financial services	20	75,717	123,136
Contract assets	21	128,114	10,291
Deferred tax assets	18	836,608	189,342
Investments in equity accounted investees		103,926	41,701
Other non-current assets	17	883,842	304,270

Total non-current assets		30,915,021	26,382,831

Inventories	22	203,715	178,399
Trade receivables	19	3,465,797	3,133,975
Due from related parties		16,476	4,477
Receivables from financial services	20	1,886,381	2,319,122
Contract assets	21	972,052	933,969
Derivative financial instruments	35	917,437	845,513
Financial assets at amortized cost		172,363	5,368
Financial assets at fair value through other comprehensive income	25	529,610	345,602
Cash and cash equivalents	24	11,860,555	10,238,715
Other current assets	23	558,986	1,327,004

Total current assets		20,583,372	19,332,144

Total assets		51,498,393	45,714,975

Equity
Share capital	26	2,200,000	2,200,000
Share premium		269	269
Treasury shares	26	(147,914)	(144,152)
Additional paid-in capital		35,026	35,026
Reserves		2,400,000	2,816,359
Remeasurements of employee termination benefit		(94,684)	(63,539)
Retained earnings		16,392,070	13,202,526

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS ("the Company")		20,784,767	18,046,489

Non-controlling interests		171	36,455

Total equity		20,784,938	18,082,944

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

 TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2020	31 December 2019
Liabilities
Borrowings	29	16,353,685	12,677,394
Employee benefit obligations	30	381,923	294,331
Provisions	33	411,931	337,404
Deferred tax liabilities	18	1,337,831	1,165,630
Contract liabilities	32	164,764	141,890
Other non-current liabilities	28	498,059	359,857

Total non-current liabilities		19,148,193	14,976,506

Borrowings	29	5,232,737	7,628,333
Current tax liabilities		134,175	121,258
Trade and other payables	34	4,976,605	4,117,471
Due to related parties		40,355	12,082
Deferred revenue	31	116,921	56,544
Provisions	33	630,288	342,812
Contract liabilities	32	315,070	290,408
Derivative financial instruments	35	119,111	86,617

Total current liabilities		11,565,262	12,655,525

Total liabilities		30,713,455	27,632,031

Total equity and liabilities		51,498,393	45,714,975

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018
Revenue	5	28,272,751	23,996,262	20,173,354
Revenue from financial services	5	830,987	1,140,873	1,119,121

Total revenue		29,103,738	25,137,135	21,292,475

Cost of revenue	10	(20,161,096)	(16,816,705)	(13,751,195)
Cost of revenue from financial services	10	(174,963)	(266,775)	(394,798)

Total cost of revenue		(20,336,059)	(17,083,480)	(14,145,993)

Gross profit		8,111,655	7,179,557	6,422,159
Gross profit from financial services		656,024	874,098	724,323

Total gross profit		8,767,679	8,053,655	7,146,482

Other income	6	96,585	140,705	241,435
Selling and marketing expenses	10	(1,372,953)	(1,555,189)	(1,626,714)
Administrative expenses	10	(749,612)	(779,755)	(673,370)
Net impairment losses on financial and contract assets	10	(349,595)	(338,857)	(346,390)
Other expenses	6	(619,835)	(487,295)	(381,582)

Operating profit		5,772,269	5,033,264	4,359,861

Finance income	8	2,119,483	297,450	1,677,114
Finance costs	8	(3,251,164)	(2,025,118)	(3,364,072)

Net finance costs		(1,131,681)	(1,727,668)	(1,686,958)

Share of loss of equity accounted investees		(13,775)	(15,712)	(87)

Profit before income tax		4,626,813	3,289,884	2,672,816

Income tax expense	9	(387,193)	(785,630)	(495,481)

Profit from continuing operations		4,239,620	2,504,254	2,177,335

Gain from discontinued operations (attributable to owners of the Company)		—	772,436	—

Profit for the year		4,239,620	3,276,690	2,177,335

Profit for the year is attributable to:
Owners of the Company		4,237,086	3,246,487	2,021,065
Non-controlling interests		2,534	30,203	156,270

Total		4,239,620	3,276,690	2,177,335

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	27	1.94	1.49	0.93
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	27	1.94	1.14	0.93
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	27	—	0.35	—

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018
Profit for the year		4,239,620	3,276,690	2,177,335
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	30	(37,230)	(36,385)	12,699
Income tax relating to remeasurements of employee termination benefits		6,085	8,005	(2,794)

		(31,145)	(28,380)	9,905

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		29,352	431,810	424,817
Exchange differences arising from discontinued operations		—	104,986	425,371
Fair value reserve		(1,970)	4,451	—
Cash flow hedges—effective portion of changes in fair value		1,523,123	221,488	630,191
Cash flow hedges—reclassified to profit or loss	35	(1,513,209)	(439,365)	(611,035)
Cost of hedging reserve—changes in fair value		(589,856)	97,373	(390,267)
Cost of hedging reserve—reclassified to profit or loss		102,212	(21,768)	42,665
Loss on hedges of net investments in foreign operations		(368,959)	(55,389)	—
Income tax relating to these items	9	167,028	(56,728)	(154,409)
—Income tax relating to exchange differences		7,729	(99,234)	(226,667)
—Income tax relating to fair value reserve		483	(979)	—
—Income tax relating to hedges of net investments		72,684	12,186	—
—Income tax relating to cost of hedging reserve		92,089	(16,634)	76,472
—Income tax relating to cash flow hedges	35	(5,957)	47,933	(4,214)

		(652,279)	286,858	367,333

Other comprehensive income/(loss) for the year, net of income tax		(683,424)	258,478	377,238

Total comprehensive income for the year		3,556,196	3,535,168	2,554,573

Total comprehensive income for the year is attributable to:
Owners of the Company		3,553,662	3,505,496	2,398,930
Non-controlling interests		2,534	29,672	155,643

Total		3,556,196	3,535,168	2,554,573

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		3,553,662	2,628,074	1,957,396
Discontinued operations		—	877,422	441,534

Total		3,553,662	3,505,496	2,398,930

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve(*)	Fair value Reserve(*)	Net investment Hedge(*)	Hedging reserve(*)	Cost of hedging reserve(*)	Reserve for non-controlling interest put option(*)	Remeasurements of employee termination benefit	Foreign currency translation reserve(*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	518,874	518,874	—	518,874

Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,831,150	15,508,035	55,927	15,563,962

Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	—	377,865	(627)	377,238

Total comprehensive income	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	2,021,065	2,398,930	155,643	2,554,573

Transfer to legal reserves	—	—	—	—	592,898	—	—	—	—	—	—	—	(592,898)	—	—	—
Acquisition of treasury shares (-)	—	(94,620)	—	—	—	—	—	—	—	—	—	—	—	(94,620)	—	(94,620)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,982)	(20,982)
Dividends paid (Note 26)	—	9,399	—	—	—	—	—	—	—	—	—	—	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)

Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478

Total comprehensive income/(loss)	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168

Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Dividends paid (Note 26)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)

Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	4,237,086	4,237,086	2,534	4,239,620
Other comprehensive income, net of income tax	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	—	(683,424)	—	(683,424)

Total comprehensive income/(loss)	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	4,237,086	3,553,662	2,534	3,556,196

Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Transfer to legal reserve	—	—	—	—	235,920	—	—	—	—	—	—	—	(235,920)	—	—	—
Dividends paid (Note 26)	—	6,232	—	—	—	—	—	—	—	—	—	—	(811,622)	(805,390)	(32,856)	(838,246)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,962)	(5,962)

Balance at 31 December 2020	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938

(*)
Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018
Cash flows from operating activities:
Profit for the year from
Continuing operations		4,239,620	2,504,254	2,177,335
Discontinued operations		—	772,436	—

Profit for the year including discontinued operations		4,239,620	3,276,690	2,177,335
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	2,426,263	2,199,830	1,894,445
Amortization of intangible assets and right of use assets	12-15	3,548,516	2,846,735	2,393,529
Net finance expense		901,530	1,442,773	983,881
Fair value adjustments to derivatives		(2,016,859)	(570,204)	(1,719,610)
Income tax expense	9	387,193	785,630	495,481
(Gain) on sale of property, plant and equipment		(23,950)	(47,169)	(43,727)
Unrealized foreign exchange losses on operating assets		4,384,197	1,832,636	2,954,304
Provisions		1,230,295	920,924	796,520
Share of equity accounted investees		13,775	15,712	87
Loss/(gain) on sale of subsidiary		1,387	—	(110,308)
Adjustments to (earnings) due to disposal of assets held for sale		—	(772,436)	—
Non-cash other adjustments		(13,840)	(15,557)	—

		15,078,127	11,915,564	9,821,937
Change in operating assets/liabilities
Change in trade receivables	19	(618,545)	(881,333)	273,110
Change in due from related parties	39	(11,208)	10,025	(5,870)
Change in receivables from financial services	20	429,950	1,651,180	(69,991)
Change in inventories	22	(25,316)	2,035	(76,883)
Change in other current assets	23	547,475	(299,790)	53,957
Change in other non-current assets	17	(71,752)	(38,112)	142,133
Change in due to related parties	39	27,484	(33,135)	40,072
Change in trade and other payables	34	614,418	92,427	(501,980)
Change in other non-current liabilities	28	739	(8,122)	(242,384)
Change in employee benefit obligations	30	(20,850)	(36,231)	(32,764)
Change in short term contract asset	21	(38,636)	(223,146)	(711,928)
Change in long term contract asset	21	(117,823)	(6,778)	(3,513)
Change in deferred revenue		82,254	45,402	54,391
Change in short term contract liability	32	24,662	34,652	255,756
Change in long term contract liability	32	22,874	10,292	131,598
Changes in other working capital		(543,289)	(506,303)	(981,764)

Cash generated from operations		15,380,564	11,728,627	8,145,877
Interest paid		(1,653,675)	(2,090,718)	(1,658,308)
Income tax paid		(634,094)	(611,354)	(657,715)

Net cash inflow from operating activities		13,092,795	9,026,555	5,829,854

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018
Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(3,904,443)	(3,195,069)	(2,960,648)
Acquisition of intangible assets	12	(3,375,915)	(2,821,111)	(2,264,912)
Proceeds from sale of property, plant and equipment		99,843	81,192	103,864
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		(501,339)	156,936	(204,817)
Contribution of increase of share capital in joint ventures/associates		(76,000)	(38,000)	(19,500)
Proceeds from sale of subsidiary		1,229	2,219,644	118,528
Cash inflows from financial asset at fair value through other comprehensive income		976,576	84,655	—
Cash outflows from financial asset at fair value through other comprehensive income		(972,188)	(369,591)	(39,877)
Payments for financial assets at amortized cost		(23,298)	—	—
Interest received		994,899	854,018	731,793

Net cash outflow from investing activities		(6,780,636)	(3,027,326)	(4,535,569)

Cash flows from financing activities:
Dividends received for treasury share		6,232	7,380	9,399
Proceeds from derivative instruments		2,085,585	1,924,363	1,054,345
Repayments of derivative instruments		(866,650)	(1,101,876)	(710,522)
Proceeds from issues of loans and borrowings		22,983,201	29,060,490	44,341,070
Proceeds from issues of bonds		494,987	311,649	2,188,313
Repayment of borrowings		(26,354,532)	(31,297,901)	(43,987,127)
Repayment of bonds		(455,878)	(225,794)	(191,312)
Dividends paid to shareholders		(811,622)	(1,010,000)	(1,900,000)
Dividends paid to non-controlling interest in subsidiaries		(32,856)	(125,027)	(58,778)
Acquisition of treasury shares		(9,994)	(9,998)	(94,620)
Payments of lease liabilities		(1,302,335)	(1,215,320)	(1,164,879)
Other cash (outflows)/inflows from financing activities		(3,951)	204,077	(20,272)

Net cash outflow from financing activities		(4,267,813)	(3,477,957)	(534,383)

Net increase in cash and cash equivalents		2,044,346	2,521,272	759,902
Cash and cash equivalents at 1 January		10,238,715	7,419,239	4,712,333
Effects of exchange rate changes on cash and cash equivalents		(422,506)	298,204	1,947,004

Cash and cash equivalents at 31 December	24	11,860,555	10,238,715	7,419,239

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1. Reporting entity

        Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company" or "Turkcell") was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and regional states.

        In April 1998, the Company signed a license agreement (the "2G License") with the Ministry of Transport and Infrastructure of Turkey (the "Turkish Ministry"), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority ("ICTA") regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the "3G License") providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax ("VAT")). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

        On 26 August 2015, "Authorization Tender on IMT Services and Infrastructure" publicly known as "4.5G license" tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

        The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA's expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

        On 21 October 2020, the following main amendments to the articles of association have been approved by the Ordinary General Assembly:

  (i)
  The size of the board of directors has been increased from seven members to a total of nine members;

  (ii)
  15% of the total issued shares of Turkcell, owned by TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret Anonim Sirketi ("TVF BTIH") as the surviving entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1. Reporting entity (Continued)

    from the Turkcell Holding A.S. ("Turkcell Holding") / TVF BTIH merger, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

  (iii)
  A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of

  a.
  five members of the board of directors of the Company, and

  b.
  the chairman of the presiding committee of the general assembly of shareholders;

  (iv)
  All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

  (v)
  The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

  (vi)
  The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

  (vii)
  So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

        The completion of the transactions announced on 17 June 2020 between the Company's direct and indirect shareholders and certain of its related parties, Turkiye Varlik Fonu ("TVF"), through Turkiye Varlik Fonu Yonetimi A.S., TVF BTIH, T.C. Ziraat Bankasi A.S. ("Ziraat Bankasi") took place on 22 October 2020, at the completion date among other things, (i) Telia Finland Oy ("Telia"), the holder of 47.09% shares of Turkcell Holding (indirectly 24.02% in Turkcell) divested of all of its interest in Turkcell's shareholding structure by selling its shares to TVF BTIH; (ii) Cukurova Telecom Holdings Limited, the holder of 52.91% shares of Turkcell Holding according to public announcements (indirectly 26.98% in Turkcell) divested all of its interest in shareholding structure by selling its shares to TVF BTIH; (iii) following the merger of Turkcell Holding with TVF BTIH, IMTIS Holdings S.a r l. ("IMTIS Holdings") acquired 24.8% of the issued shares of Turkcell, from TVF BTIH.

        As announced on 13 November 2020, IMTIS Holdings, the direct shareholder of the Company, holding 545,600,000 Group B ordinary and tradable shares corresponding to 24.8% of the issued shares, agreed to sell 110,000,000 of Turkcell shares corresponding to 5% of the issued shares to institutional investors. The transaction is completed on 12 November 2020. Following completion of the transactions, capital shares and voting rights of TVF BTIH and IMTIS Holdings in the Company have

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1. Reporting entity (Continued)

become 26.2% and 19.8%, respectively. Proportion of the Company's shares that are traded in domestic and foreign stock exchanges increased from 48.95% to 53.95% (Note 26).

        The Group's immediate and ultimate parents are TVF BTIH and TVF as of 31 December 2020, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

        In order to ensure compliance with corporate governance principles of the Capital Markets Board ("CMB"), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for three years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for three years in the Ordinary General Assembly Meeting held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. Three new independent board members were appointed in lieu of existing three independent board members in board of directors with the CMB decision dated 5 March 2020.

        On 21 October 2020, amendment on articles of association regarding increasing number of board of directors from seven to nine was approved at the Ordinary General Assembly Meeting. On 22 October 2020, two board members resigned. The Company's board of directors consists of a total of five non-executive members including three independent members as of 31 December 2020.

        The consolidated financial statements of the Company as at and for the year ended 31 December 2020 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 40. The Company's and each of its subsidiaries' and associate's financial statements are prepared as at and for the year ended 31 December 2020.

2. Basis of preparation and summary of significant accounting policies

        This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

(a)   Compliance with IFRS

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

Interpretations Committee ("IFRS IC") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

        The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

        The Group adopted IFRS 9, "Financial Instruments" and IFRS 15, "Revenue from Contracts with Customers" for the first time for the year commencing 1 January 2018. The Group also elected to early adopt IFRS 16, "Leases" for the first time for the year commencing 1 January 2018.

        The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2019 were authorized for issue by the Board of Directors on 20 February 2020.

        The consolidated financial statements as at and for the year ended 31 December 2020 were authorized for issue by the Board of Directors on 19 February 2021 and updated to reflect subsequent events after the original date of authorization for inclusion in its annual report on Form 20-F.

(b)   Historical cost convention

        The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

  –
  Derivative financial instruments,

  –
  Consideration payable in relation to the acquisition of Belarusian Telecom,

  –
  Financial asset at fair value through other comprehensive income.

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

        Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as assets held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on assets classified as at fair value through other comprehensive income are recognized in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        On consolidation, exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

        Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)   Use of estimates and judgments

        The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group's accounting policies. Actual results may differ from these estimates.

        Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

Allowance for doubtful receivables

        The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group's subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and that events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

Capitalization and useful lives of assets

        The useful lives and residual values of the Group's assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

        When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customers and costs related to suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management's analysis of both legal form and substance of the agreement between the Group and its business partners; such judgments impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

  •
  the Company does not have control over the sale prices of handsets,

  •
  the Company has no inventory risk.

Multiple performance obligations and price allocation

        In arrangements which include multiple elements where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

  •
  The good or service is capable of being distinct,

  •
  The promise to transfer the good or service is distinct within the context of the contract.

        The arrangement consideration is allocated to each performance obligation identified in the contract based on relative stand-alone selling prices. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

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

        The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

        As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and disclosed (unless information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases) or accounted for in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from these Group Management's expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

        The Group's non-current are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use.

Fair value measurements and valuation process

        Some of the Company's assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 36.

(e)   Changes in accounting policies

        Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

        Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

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

        If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

        Non-controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management's assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

        The Group sold six financial loans amounting to TL 439,364 between 2017 and 2019 to Aktif Yatirim Bankasi A.S. Turkcell Varlik Finansmani Fund (the "Fund") founded by Aktif Yatirim Bankasi A.S. in order to create funds for the issuance of Asset Backed Securities ("ABS") which were issued by the Fund in a structure where Turkcell Finansman A.S. ("Turkcell Finansman") acted as the source organization. These aforementioned funds are all expired and there are no issued ABS as of 31 December 2020. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its financial statements. Moreover, the Group did not consolidate the Fund since the activities of the Fund are not controlled by the Group and the Fund has been defined as a structured entity.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

(iv)  Business combinations under common control

        Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity's results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

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

        Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. ("Fintur") on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

(vi)  Investments in associates and joint ventures

        An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

        When the Group's share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

        On acquisition of an associate, any excess of the cost of the investment over the Group's share of the net fair values of the associate's identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group's share of the net fair value of the associate's identifiable assets and liabilities over the cost of the investment is included as part of the Group's share of the associate profit or loss in the period in which the investment is acquired.

        The carrying amount of equity-accounted investments is tested for impairment. The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)    Financial instruments

Classification

        From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

  •
  Those to be measured subsequently at fair value (either through OCI or through profit or loss) and

  •
  Those to be measured at amortized cost.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

        The classification depends on the Group's business model for managing the financial assets and the contractual terms of the cash flows.

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

(i)    Debt instruments

        Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

  •
  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

  •
  FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

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

(ii)   Equity instruments

        The Group subsequently measures all equity investments at fair value. Where the Group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 36 for a description of the Group's impairment policies.

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

Related parties

        A related party is a person or entity that is related to the Group.

  (a)
  A person or a close member of that person's family is related to the Group if that person:

  (i)
  has control or joint control of the Group

  (ii)
  has significant influence over the Group; or

  (iii)
  is a member of the key management personnel of the Group or of a parent of the Group.

  (b)
  An entity is related to the Group if any of the following conditions applies:

  (i)
  The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

  (ii)
  One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

  (iii)
  Both entities are joint ventures of the same third party.

  (iv)
  One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

    (v)
    The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

    (vi)
    The entity is controlled or jointly controlled by a person identified in (a).

    (vii)
    A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

        Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkey ("CBRT") exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

        The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item ("aligned time value") are recognized within OCI in the costs of hedging reserve within equity.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

        The Group enters into participating cross currency swap and cross currency swap transactions in order to hedge the changes in cash flows of foreign exchange denominated fixed and floating rate financial instruments. While applying cash flow hedge accounting, the effective portion of the changes in the fair value of the hedging instrument is accounted for under "other comprehensive income/expense items to be reclassified to profit or loss" as a "hedging reserve" in equity, and the ineffective portion is recognized in profit or loss. The changes recognized in equity is reclassified and included in profit or loss in the same period when the hedged cash flows effect the profit or loss. In addition, time value of options included in participating cross currency swaps are accounted for cost of hedging and recognized under other comprehensive income.

        The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

        Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

        Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(ii)
Subsequent costs

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

(iv)
Borrowing costs

        General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

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

        The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998, 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 25, 20 and 13 years, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

(ii)
Computer software

        Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

less amortization and impairment losses. Indefeasible Rights of Use ("IRU") are rights to use a portion of an asset's capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

(m)  Inventories

        Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2020 and 2019, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, and tower construction materials.

(n)   Impairment of assets

        Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

(o)   Employee benefits

(i)
Short-term obligations

        Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)
Termination benefits

        In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated based on 30 days' pay up to a of maximum full TL 7,117 as at 31 December 2020 (31 December 2019: TL 6,380), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2020 is 3.01% (31 December 2019: 3.60%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

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

(iv)
Share-based payments

        The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)
Personnel bonus

        Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Provisions are measured at the present value of management's best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

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

(q)   Revenue

        Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

        Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. The Company transfers control of these services over time and, therefore, satisfies the performance obligations and recognizes revenue from telecommunication services over time.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

        Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

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

        The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as "undue assigned contracted receivables" in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as "receivables from subscribers". The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions when the Group does not act as principal for the sale of handset.

        Starting from 2016 the Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. Revenue from financial services comprise of interest income generated

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

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

        Revenues from the betting business comprise of mainly the net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from the betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu A.S. ("Spor Toto"), Inteltek Internet Teknoloji Yatirim ve Danismanlik A.S. ("Inteltek") is obliged to undertake any excess payout, which is presented on a net basis.

        Azerinteltek QSC ("Azerinteltek") received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

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

        When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management's analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

        The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 30 June 2021 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2020, the Company has recognized TL 223,965 (31 December 2019: TL 191,235) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in the consolidated financial statements.

        The revenue recognition policy for other revenues is to recognize revenue as services are provided.

        Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

(r)   Income taxes

        The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

        Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

        The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

(s)   Earnings per share

        The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share ("EPS") are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as "Basic and diluted EPS".

        Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing "Bonus share" to shareholders from retained earnings. In computing earnings per share, such "Bonus share" distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(t)    Government grants

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

(u)   Non-current assets held for sale and discontinued operations

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

        The associate is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

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

(v)   Equity

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

        Where any Group company purchases the Company's equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

(w)  Dividends

        Provision is made for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)   Subsequent events

        Events after the reporting date; includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

        In case of events requiring correction after the reporting date, the Group corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the consolidated financial statements.

(y)   Leases

        At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

  •
  The contract involved the use of an identified asset—this may be specified explicitly or implicitly;

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

  Lease Liability

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

(z)   New standards and interpretations

i)
Standards, amendments and interpretations applicable as at 31 December 2020

•
Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, "Presentation of financial statements", and IAS 8, "Accounting policies, changes in accounting estimates and errors", and consequential amendments to other IFRSs:

•
Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting,

•
Clarify the explanation of the definition of material,

•
Incorporate some of the guidance in IAS 1 about immaterial information.

•
Amendments to IFRS 3—definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

•
Amendments to IFRS 9, IAS 39 and IFRS 7—Interest rate benchmark reform; effective from Annual periods beginning on or after 1 January 2020. These amendments provide certain reliefs in connection with interest rate benchmark reform. The reliefs relate to hedge accounting and have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Given the pervasive nature of hedges involving IBOR-based contracts, the reliefs will affect companies in all industries.

•
Amendment to IFRS 16, "Leases"—Covid-19 related rent concessions; effective from Annual periods beginning on or after 1 June 2020. As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

ii)
Standards, amendments and interpretations that are issued but not effective as at 31 December 2020

•
IFRS 17, "Insurance contracts"; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2. Basis of preparation and summary of significant accounting policies (Continued)

    entities that issue insurance contracts and investment contracts with discretionary participation features.

  •
  Amendments to IAS 1, "Presentation of financial statements" on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, 'Presentation of financial statements', clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the 'settlement' of a liability.

  •
  A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.

  •
  Amendments to IFRS 3, 'Business combinations' update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

  •
  Amendments to IAS 16, 'Property, plant and equipment' prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

  •
  Amendments to IAS 37, 'Provisions, contingent liabilities and contingent assets' specify which costs a company includes when assessing whether a contract will be loss-making.

    Annual improvements make minor amendments to IFRS 1, 'First-time Adoption of IFRS', IFRS 9, 'Financial instruments', IAS 41, 'Agriculture' and the Illustrative Examples accompanying IFRS 16, 'Leases'.

  •
  Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2; effective from Annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

    The Group has elected to early adopt the interest rate benchmark reform—Phase 2 as issued in August 2020 which will be effective as of 1 January 2021 and the new rates will be used as of 1 January 2022.

  •
  Amendments to IFRS 17 and IFRS 4, "Insurance contracts", deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2021. These amendments defer the date of application of IFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial Instrument until 1 January 2023.

        The Group does not expect material impact of new standards and interpretations on the Group's accounting policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3. Financial risk management

        This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

        The Group's risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group's operations and the changes in market conditions.

Credit risk

        At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 36).

        Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary, in return for the credit support it gives related to certain financings (Note 19).

        In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group's subscribers. The Group's exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables and contract assets. This allowance comprises the general provision which is determined based on a loss event.

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

        The Group's policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2020, guarantees of TL 2,171,281 were outstanding (31 December 2019: TL 3,323,318).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3. Financial risk management (Continued)

Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 975,753 (31 December 2019: TL 632,022) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

        Management monitors rolling forecasts of the Group's liquidity reserve (Note 36) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)
Foreign exchange risk

        The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company's foreign exchange risk is disclosed in Note 36.

(ii)
Interest rate risk

        The Group's exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury's policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group's borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 36) and are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3. Financial risk management (Continued)

Effect of IBOR reform

        Following the financial crisis, the reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates ('IBORs') has become a priority for global regulators. There are ongoing studies for these changes. The Group's risk exposure that is directly affected by the interest rate benchmark reform is its USD 367,787 floating-rate debt. The Group has hedged this debt with participating cross currency, cross currency and interest swaps, and it has designated at participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6-month USD LIBOR that is the current benchmark interest rate after the publication of Phase-2 in August 2020. The nominal amount of these derivative instruments is USD 431,359 and the nominal amount of the hedged part of these instruments is USD 276,069.

        The Group treasury department oversees the Group's USD LIBOR transition plan. This transition project will include changes to systems, processes, risk and valuation models, as well as managing related tax and accounting implications. The Group currently anticipates that the areas of greatest change will be amendments to the contractual terms of the USD LIBOR-referenced floating-rate debt and the participating cross currency swap and updating hedge designations.

Effect of IBOR reform—significant assumptions

        In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

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

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the CEO and other directors.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4. Segment information (Continued)

        Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. ("Turkcell Superonline"), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. ("Turkcell Satis"), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. ("Turkcell Global Bilgi"), Turktell Bilisim Servisleri A.S. ("Turktell"), Turkcell Teknoloji Arastirma ve Gelistirme A.S. ("Turkcell Teknoloji"), Kule Hizmet ve Isletmecilik A.S. ("Global Tower"), Rehberlik Hizmetleri Servisi A.S. ("Rehberlik"), Turkcell Gayrimenkul Hizmetleri A.S. ("Turkcell Gayrimenkul"), Lifecell Dijital Servisler ve Cozumler A.S. ("Lifecell Dijital Servisler"), Lifecell Bulut Cozumleri A.S. ("Lifecell Bulut"), Lifecell TV Yayin ve Icerik Hizmetleri A.S. ("Lifecell TV"), Lifecell Muzik Yayin ve Iletim A.S. ("Lifecell Muzik") and BiP Iletisim Teknolojileri ve Dijital Servisler Anonim Sirketi ("BiP Iletisim"). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), East Asian Consortium B.V. ("Eastasia"), Lifecell LLC ("lifecell"), Lifecell Ventures Cooperatief U.A ("Lifecell Ventures"), Beltel Telekomunikasyon Hizmetleri A.S. ("Beltel"), CJSC Belarusian Telecommunications Network ("Belarusian Telecom"), LLC UkrTower ("UkrTower"), LLC Global Bilgi ("Global LLC"), Turkcell Europe GmbH ("Turkcell Europe"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani") and BiP Digital Communication Technologies B.V ("BiP Digital"). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi and the operations of Turkcell Finansman, Turkcell Odeme Hizmetleri A.S. ("Turkcell Odeme"), Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S ("Turkcell Enerji"), Paycell LLC and Turkcell Sigorta Aracilik Hizmetleri A.S ("Turkcell Sigorta").

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

        According to the resolution of the General Assembly dated 6 July 2020, the trade name of Turkcell Ozel Finansman A.S. ("TOFAS") was changed to Lifecell Iletisim Teknolojileri ve Dijital Servisler A.S. ("Lifecell Iletisim") and its business activity is determined and announced as providing digital services and products as of 21 July 2020. The trade name of Lifecell Iletisim was changed to BiP Iletisim on 14 December 2020. BiP Iletisim has started its operations relating to providing digital services and products as of October 2020, and its operations are reported in Turkcell Turkey reportable segment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4. Segment information (Continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Total segment revenue	25,160,240	21,487,156	2,542,410	2,002,789	2,073,626	2,217,979	(672,538)	(570,789)	29,103,738	25,137,135
Inter-segment revenue	(98,110)	(79,318)	(87,955)	(94,703)	(486,473)	(396,768)	672,538	570,789	—	—
Revenues from external customers	25,062,130	21,407,838	2,454,455	1,908,086	1,587,153	1,821,211	—	—	29,103,738	25,137,135
Adjusted EBITDA	10,585,039	8,789,179	1,169,488	903,896	541,694	765,798	(25,923)	(32,454)	12,270,298	10,426,419
Net impairment losses on financial and contract assets	(295,978)	(223,879)	(2,845)	(5,109)	(50,772)	(109,869)	—	—	(349,595)	(338,857)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Total segment revenue	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475
Inter-segment revenue	(79,318)	(46,355)	(94,703)	(69,657)	(396,768)	(254,760)	570,789	370,772	—	—
Revenues from external customers	21,407,838	18,046,231	1,908,086	1,387,323	1,821,211	1,858,921	—	—	25,137,135	21,292,475
Adjusted EBITDA	8,789,179	7,403,822	903,896	612,697	765,798	801,687	(32,454)	(30,224)	10,426,419	8,787,982
Net impairment losses on financial and contract assets	(223,879)	(248,171)	(5,109)	(4,088)	(109,869)	(94,131)	—	—	(338,857)	(346,390)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.    Segment information (Continued)

	2020	2019	2018
Profit for the period	4,239,620	3,276,690	2,177,335
Add(Less):
(Profit)/loss from discontinued operations	—	(772,436)	—
Profit from continuing operations	4,239,620	2,504,254	2,177,335
Income tax expense	387,193	785,630	495,481
Finance income	(2,119,483)	(297,450)	(1,677,114)
Finance costs	3,251,164	2,025,118	3,364,072
Other income	(96,585)	(140,705)	(241,435)
Other expenses	619,835	487,295	381,582
Depreciation and amortization	5,974,779	5,046,565	4,287,974
Share of loss of equity accounted investees	13,775	15,712	87

Consolidated adjusted EBITDA	12,270,298	10,426,419	8,787,982

Geographical information

        In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2020	2019	2018
Revenues
Turkey	26,648,183	23,229,046	19,636,682
Ukraine	1,800,983	1,322,116	923,181
Belarus	395,363	366,314	293,181
Turkish Republic of Northern Cyprus	229,652	209,109	169,014
Netherlands	28,863	8,396	366
Germany	694	2,154	1,580
Azerbaijan	—	—	268,471

	29,103,738	25,137,135	21,292,475

	31 December 2020	31 December 2019
Non-current assets
Turkey	26,165,209	22,737,468
Ukraine	3,390,246	3,030,095
Belarus	264,864	219,281
Turkish Republic of Northern Cyprus	244,710	198,732
Unallocated non-current assets	849,992	197,255

	30,915,021	26,382,831

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5. Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Telecommunication services	21,676,330	19,157,657	2,299,682	1,780,793	—	—	(58,507)	(60,147)	23,917,505	20,878,303
Equipment revenues	3,194,083	2,130,135	122,901	115,905	—	—	—	—	3,316,984	2,246,040
Revenue from financial services	—	—	—	—	845,189	1,141,712	(14,202)	(839)	830,987	1,140,873
Call center revenues	25,397	21,851	34,566	17,008	415,366	308,126	(43,358)	(34,542)	431,971	312,443
Commission fees on betting business	—	—	—	—	—	132,300	—	—	—	132,300
Other	264,430	177,513	85,261	89,083	813,071	635,841	(556,471)	(475,261)	606,291	427,176

Total	25,160,240	21,487,156	2,542,410	2,002,789	2,073,626	2,217,979	(672,538)	(570,789)	29,103,738	25,137,135

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Telecommunication services	19,157,657	16,636,497	1,780,793	1,281,595	—	—	(60,147)	(58,335)	20,878,303	17,859,757
Equipment revenues	2,130,135	1,209,745	115,905	101,350	—	—	—	—	2,246,040	1,311,095
Revenue from financial services	—	—	—	—	1,141,712	1,121,768	(839)	(2,647)	1,140,873	1,119,121
Call center revenues	21,851	12,954	17,008	9,763	308,126	211,195	(34,542)	(30,740)	312,443	203,172
Commission fees on betting business	—	—	—	—	132,300	200,315	—	—	132,300	200,315
Revenue from betting business	—	—	—	—	—	268,470	—	—	—	268,470
Other	177,513	233,390	89,083	64,272	635,841	311,933	(475,261)	(279,050)	427,176	330,545

Total	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5. Revenue (Continued)

	2020
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication services	21,676,330	2,299,682	—	(58,507)	23,917,505
At a point in time	254,619	14,821	—	—	269,440
Over time	21,421,711	2,284,861	—	(58,507)	23,648,065
Equipment revenues	3,194,083	122,901	—	—	3,316,984
At a point in time	3,105,851	122,901	—	—	3,228,752
Over time	88,232	—	—	—	88,232
Revenue from financial services	—	—	845,189	(14,202)	830,987
At a point in time	—	—	245,223	(14,202)	231,021
Over time	—	—	599,966	—	599,966
Call center revenues	25,397	34,566	415,366	(43,358)	431,971
At a point in time	—	—	—	—	—
Over time	25,397	34,566	415,366	(43,358)	431,971
All other	264,430	85,261	813,071	(556,471)	606,291
At a point in time	48,626	9,132	—	—	57,758
Over time	215,804	76,129	813,071	(556,471)	548,533
Total	25,160,240	2,542,410	2,073,626	(672,538)	29,103,738
At a point in time	3,409,096	146,854	245,223	(14,202)	3,786,971
Over time	21,751,144	2,395,556	1,828,403	(658,336)	25,316,767

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5. Revenue (Continued)

	2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication services	19,157,657	1,780,793	—	(60,147)	20,878,303
At a point in time	198,734	10,555	—	—	209,289
Over time	18,958,923	1,770,238	—	(60,147)	20,669,014
Equipment revenues	2,130,135	115,905	—	—	2,246,040
At a point in time	2,050,055	115,905	—	—	2,165,960
Over time	80,080	—	—	—	80,080
Revenue from financial services	—	—	1,141,712	(839)	1,140,873
At a point in time	—	—	222,930	(839)	222,091
Over time	—	—	918,782	—	918,782
Call center revenues	21,851	17,008	308,126	(34,542)	312,443
At a point in time	—	—	—	—	—
Over time	21,851	17,008	308,126	(34,542)	312,443
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
All other	177,513	89,083	635,841	(475,261)	427,176
At a point in time	37,726	19,300	2,306	(657)	58,675
Over time	139,787	69,783	633,535	(474,604)	368,501
Total	21,487,156	2,002,789	2,217,979	(570,789)	25,137,135
At a point in time	2,286,515	145,760	225,236	(1,496)	2,656,015
Over time	19,200,641	1,857,029	1,992,743	(569,293)	22,481,120

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6. Other income and expense

        Recognized in the statement of profit or loss:

	2020	2019	2018
Gain on sale of fixed assets	23,950	47,169	43,727
Gain on modification of lease contract	13,840	1,484	—
Non-interest income from banks	12,245	2,477	5,996
Rent income	8,839	6,522	4,637
Gain on sale of investments	—	—	110,308
Other	37,711	83,053	76,767

Other income	96,585	140,705	241,435

Litigation expenses	(387,352)	(303,879)	(87,099)
Donation expenses	(60,778)	—	(176,321)
Supplementary contributions to retailers	(46,804)	—	—
Subscriber returns	(22,722)	—	—
Restructuring cost	(13,051)	(91,710)	(9,840)
Other	(89,128)	(91,706)	(108,322)

Other expense	(619,835)	(487,295)	(381,582)

7. Employee benefit expenses

	2020	2019	2018
Wages and salaries (*)	2,820,500	2,434,790	1,968,882
Employee termination benefits (**)	38,879	31,799	29,140
Defined contribution plans	14,677	12,785	9,361

	2,874,056	2,479,374	2,007,383

(*)
Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**)
Remeasurements of employee termination benefits for the years ended 31 December 2020, 2019 and 2018 amounting to TL 37,230, TL 36,385 and TL (12,699) respectively are reflected in other comprehensive income.

        Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8. Finance income and costs

        Recognized in the statement of profit or loss:

	2020	2019	2018
Cash flow hedges—reclassified to profit or loss	1,410,997	—	568,370
Net fair value gains and interest on derivative financial instruments	317,820	—	654,933
Interest income	366,695	288,010	395,045
Other	23,971	9,440	58,766

Finance income	2,119,483	297,450	1,677,114

Net foreign exchange losses	(2,409,550)	(1,039,618)	(2,695,045)
Net interest expenses for financial assets and liabilities measured at amortized cost	(811,439)	(874,535)	(552,101)
Net fair value losses and interest on derivative financial instruments	—	(550,438)	—
Cash flow hedges—reclassified to profit or loss	—	461,133	—
Other	(30,175)	(21,660)	(116,926)

Finance costs	(3,251,164)	(2,025,118)	(3,364,072)

Net finance costs	(1,131,681)	(1,727,668)	(1,686,958)

        Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

        Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations' individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

        Interest income and expense on financial assets measured at amortized cost are shown netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 281,993, TL (1,093,432), TL 316,932, TL (1,191,467), and TL 255,019, TL (807,120) for the years ended 31 December 2020, 2019 and 2018, respectively.

9. Income tax expense

	2020	2019	2018
Current income tax expense	(724,688)	(570,509)	(654,953)
Deferred income tax credit/(expense)	337,495	(215,121)	159,472

Total income tax expense	(387,193)	(785,630)	(495,481)

        Income tax expense is attributable to profit from continuing operations.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9. Income tax expense (Continued)

Income tax relating to each component of other comprehensive income

	Before tax	Tax (expense)/ credit	Net of tax
2020
Foreign currency translation differences	29,352	7,729	37,081
Change in cash flow hedge reserve	9,914	(5,957)	3,957
Change in cost of hedging reserve	(487,644)	92,089	(395,555)
Fair value reserve	(1,970)	483	(1,487)
Hedges of net investments in foreign operations	(368,959)	72,684	(296,275)
Remeasurements of employee termination benefits	(37,230)	6,085	(31,145)

	(856,537)	173,113	(683,424)

2019
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)

	307,201	(48,723)	258,478

2018
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905

	534,441	(157,203)	377,238

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9. Income tax expense (Continued)

Reconciliation of income tax expense

	2020	2019	2018
Profit from continuing operations before income tax expense	4,626,813	3,289,884	2,672,816
(Loss) from discontinued operations before income tax expense	—	772,436	—

Profit before income tax expense	4,626,813	4,062,320	2,672,816

Tax at the Turkey's tax rate	(1,017,899)	(893,710)	(588,020)
Difference in overseas tax rates	(3,825)	(12,580)	7,617
Effect of exemptions (*)	130,718	123,878	198,160
Previously unrecognized tax losses used to reduce deferred tax expense (**)	665,842	—	—
Utilization of previously unrecognized tax losses	6,746	—	—
Effect of amounts which are not deductible and permanent differences	(123,738)	(134,538)	(91,778)
Tax exemptions from sale of subsidiary and associate (***)	—	169,936	24,268
Change in unrecognized deferred tax assets (****)	(47,094)	(41,681)	(50,551)
Adjustments for current tax of prior years	3,452	3,880	2,510
Tax effect of investment in associate and joint venture	(2,794)	(2,592)	—
Other	1,399	1,777	2,313

Total income tax expense	(387,193)	(785,630)	(495,481)

(*)          Mainly comprises of research and development tax credit exemption. For the year ended 31 December 2018, includes the exemption effect of sales of Fintur amounted to TL 76,164.

(**)        Mainly comprises the deferred tax credit of TL 665,842 which relates to the carried-forward tax losses of lifecell. lifecell has recorded positive taxable profits for the year ended 31 December 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date.

(***)      For the years ended 31 December 2019 and 2018, includes the Group's transfer of its total shareholding in Fintur and Azerinteltek, respectively (Note 39).

(****)    Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

        The Turkish entities within the Group are subject to corporate tax at the rate of 20%. Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income. On 5 December 2017, Turkey's Law No. 7061 on the Amendment of Certain Tax Laws and Some Other Laws, and which was adopted on 28 November 2017, was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9. Income tax expense (Continued)

2019, and 2020; the change took effect on the Law's date of publication. The corporate tax rate decreases to 20% in 2021.

        In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the end of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

        In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of "disguised profit distribution via transfer pricing". The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

        If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

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

        75% of the profits arising from the sale of affiliate shares, founders' shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% of the profits arising from the sale of immovable properties included in the assets of corporations for two years are exempted from corporate tax. The exemption rate had been 75% prior to this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account on the balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

        Pursuant to Article 10/13-h of Law No. 7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

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

  •
  Income from the sale of non-resident subsidiary shares,

  •
  Participation income from non-resident subsidiaries,

  •
  Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary's shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10. Expenses by nature

        Breakdown of expenses by nature for the years ended 31 December 2020, 2019 and 2018 is as follows:

Cost of revenue:

	2020	2019	2018
Depreciation and amortization (*)	(5,974,779)	(5,046,565)	(4,287,974)
Cost of goods sold	(3,301,984)	(2,278,283)	(1,284,180)
Treasury share	(2,418,800)	(2,191,427)	(1,884,556)
Interconnection and termination expenses	(2,247,647)	(1,909,614)	(1,763,414)
Employee benefit expenses	(1,741,591)	(1,447,037)	(1,148,445)
Radio expenses	(921,153)	(734,583)	(508,884)
Frequency expenses	(887,243)	(802,950)	(622,390)
Transmission expenses	(426,036)	(335,980)	(326,080)
Universal service fund	(330,932)	(297,053)	(256,454)
Roaming expenses	(214,478)	(238,147)	(226,806)
Cost of revenue from financial services (**)	(135,237)	(240,297)	(378,477)
Others	(1,736,179)	(1,561,544)	(1,458,333)

	(20,336,059)	(17,083,480)	(14,145,993)

(*)
As at 31 December 2020, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 39,726 (31 December 2019: TL 26,478; 31 December 2018: TL 16,321).

(**)
As at 31 December 2020, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 18,166 (31 December 2019: TL 11,358; 31 December 2018: TL 8,532).

Selling and marketing expenses:

	2020	2019	2018
Employee benefit expenses	(634,367)	(547,136)	(433,997)
Marketing expenses	(507,921)	(554,538)	(551,127)
Selling expenses	(173,064)	(349,269)	(555,158)
Others	(57,601)	(104,246)	(86,432)

	(1,372,953)	(1,555,189)	(1,626,714)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10. Expenses by nature (Continued)

Administrative expenses:

	2020	2019	2018
Employee benefit expenses	(479,932)	(473,843)	(416,409)
Service expenses	(58,255)	(52,756)	(35,257)
Consultancy expenses	(53,105)	(51,308)	(38,252)
Collection expenses	(52,189)	(57,097)	(37,525)
Maintenance and repair expenses	(20,139)	(26,610)	(26,867)
Travel and entertainment expenses	(17,009)	(34,644)	(38,406)
Other	(68,983)	(83,497)	(80,654)

	(749,612)	(779,755)	(673,370)

Net impairment losses on financial and contract assets:

	2020	2019	2018
Net impairment losses on financial and contract assets	(349,595)	(338,857)	(346,390)

	(349,595)	(338,857)	(346,390)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11. Property, plant and equipment

Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Disposal of subsidiaries	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance as at 31 December 2020
Network infrastructure (All operational)	22,022,991	818,989	(699,727)	2,671,001	(15,536)	—	—	125,400	24,923,118
Land and buildings	1,211,323	68,667	(2,004)	212,943	—	—	(6,781)	1,101	1,485,249
Equipment, fixtures and fittings	866,409	93,428	(10,954)	8,961	(3,482)	—	—	1,532	955,894
Motor vehicles	44,518	2,098	(1,690)	—	(4)	—	—	77	44,999
Leasehold improvements	335,837	7,149	(62)	341	(1,574)	—	—	402	342,093
Construction in progress	666,328	2,921,952	(11,372)	(2,898,087)	—	(2)	—	2,480	681,299

Total	25,147,406	3,912,283	(725,809)	(4,841)	(20,596)	(2)	(6,781)	130,992	28,432,652

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	2,270,537	(656,472)	—	(15,536)	4,183	—	105,298	13,090,823
Land and buildings	285,626	73,594	—	—	—	—	(5,528)	620	354,312
Equipment, fixtures and fittings	673,927	53,914	(7,865)	—	(3,287)	—	—	1,182	717,871
Motor vehicles	37,840	3,714	(1,593)	—	(4)	—	—	70	40,027
Leasehold improvements	308,709	19,622	(49)	—	(1,574)	—	—	181	326,889

Total	12,688,915	2,421,381	(665,979)	—	(20,401)	4,183	(5,528)	107,351	14,529,922

Net book amount	12,458,491	1,490,902	(59,830)	(4,841)	(195)	(4,185)	(1,253)	23,641	13,902,730

        Depreciation expenses for the years ended 31 December 2020, 2019 and 2018 amounting to TL 2,425,566 , TL 2,196,902 and TL 1,888,834, respectively include impairment losses and are recognized in cost of revenue.

        Impairment losses on property, plant and equipment for the years ended 31 December 2020, 2019 and 2018 are TL 4,185, TL 18,007 and TL 34,382, respectively and are recognized in depreciation expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11. Property, plant and equipment (Continued)

        Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 3.1%, 6.5% and 6.8%; TL 100,051 and TL 123,449 and TL 75,054 for the years ended 31 December 2020, 2019 and 2018 respectively.

        Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

        Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2019
Network infrastructure (All operational)	19,132,278	708,891	(756,889)	1,982,073	—	956,638	22,022,991
Land and buildings	929,901	52,877	—	220,637	—	7,908	1,211,323
Equipment, fixtures and fittings	803,500	97,225	(48,813)	1,446	—	13,051	866,409
Motor vehicles	40,106	3,833	(491)	—	—	1,070	44,518
Leasehold improvements	327,492	5,418	(7)	317	—	2,617	335,837
Construction in progress	512,087	2,354,918	(2,058)	(2,216,841)	(3,125)	21,347	666,328

Total	21,745,364	3,223,162	(808,258)	(12,368)	(3,125)	1,002,631	25,147,406

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	2,006,650	(738,527)	31,327	14,543	622,603	11,382,813
Land and buildings	239,088	58,292	—	(16,359)	—	4,605	285,626
Equipment, fixtures and fittings	633,507	80,254	(39,143)	(11,440)	—	10,749	673,927
Motor vehicles	34,230	2,923	(296)	—	—	983	37,840
Leasehold improvements	276,006	30,776	(7)	—	339	1,595	308,709

Total	10,629,048	2,178,895	(777,973)	3,528	14,882	640,535	12,688,915

Net book amount	11,116,316	1,044,267	(30,285)	(15,896)	(18,007)	362,096	12,458,491

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12. Intangible assets

Turkcell

        The carrying amounts of 2G, 3G and 4.5G licenses are TL 103,460, TL 320,599 and TL 3,320,721, respectively (31 December 2019: TL 149,443, TL 359,071 and TL 3,723,232, respectively).

lifecell

        lifecell owns nine activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2020, lifecell owns twenty frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range—three NDC codes for mobile network, twenty-eight permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service "800". The carrying amount of lifecell's licenses is TL 1,217,173 (31 December 2019: TL 1,254,713).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.) (Continued)

12. Intangible assets (Continued)

Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiaries	Acquisition through business combinations	Effects of movements in exchange rates	Balance at 31 December 2020
Telecommunication licenses	9,132,617	695	(32,445)	10,110	—	—	—	77,756	9,188,733
Computer software	10,133,924	1,621,210	(31,808)	107,819	—	(10,164)	—	14,846	11,835,827
Transmission line software	74,379	14,120	—	—	—	—	—	—	88,499
Central betting system operating right	12,426	—	—	—	—	(12,426)	—	—	—
Indefeasible right of usage	117,618	9,709	—	32,668	—	—	—	—	159,995
Brand name	7,740	1,518	—	—	—	—	—	225	9,483
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill(*)	32,834	—	—	—	—	—	7,176	—	40,010
Subscriber acquisition cost	3,248,859	1,573,606	(37,307)	—	—	—	—	2,695	4,787,853
Other	93,942	20,968	(388)	39	—	—	71,652	530	186,743
Construction in progress	13,452	134,089	(712)	(145,795)	—	—	—	108	1,142

Total	22,883,303	3,375,915	(102,660)	4,841	—	(22,590)	78,828	96,160	26,313,797

Accumulated amortization
Telecommunication licenses	3,632,968	636,749	(28,052)	(7,700)	—	—	—	19,238	4,253,203
Computer software	6,290,133	1,023,203	(24,295)	—	18,460	(10,164)	—	6,857	7,304,194
Transmission line software	71,602	7,471	—	—	—	—	—	—	79,073
Central betting system operating right	12,375	—	—	—	—	(12,375)	—	—	—
Indefeasible right of usage	40,420	8,854	—	7,700	—	—	—	—	56,974
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	12,648	437	—	—	—	—	—	—	13,085
Subscriber acquisition cost	1,447,606	721,637	(37,307)	—	—	—	—	1,819	2,133,755
Other	60,449	38,158	(107)	—	—	—	—	189	98,689

Total	11,575,241	2,436,509	(89,761)	—	18,460	(22,539)	—	28,103	13,946,013

Net book amount	11,308,062	939,406	(12,899)	4,841	(18,460)	(51)	78,828	68,057	12,367,784

(*)
On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly "NTENT Netherlands BV"). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 78,828) has been accounted for under 'Goodwill' in the 30 June 2020 financial statements. In accordance with a purchase price allocation report prepared by qualified external experts, total acquisition amount has been allocated to 'Intangible assets' amounting to USD 10,472 (TL 71,652), 'Deferred tax assets' amounting to USD 2,618 (TL 17,913) and 'Goodwill' amounting to TL 7,176. Management worked closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.) (Continued)

12. Intangible assets (Continued)

Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2019
Telecommunication licenses	8,722,998	8,871	(17,035)	29,161	—	388,622	9,132,617
Computer software	8,539,038	1,441,780	(44,952)	89,729	—	108,329	10,133,924
Transmission line software	73,139	1,240	—	—	—	—	74,379
Central betting system operating right	11,981	445	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	—	117,618
Brand name	7,040	700	—	—	—	—	7,740
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Subscriber acquisition cost	2,034,053	1,232,539	(39,496)	—	—	21,763	3,248,859
Other	50,005	50,334	(61)	(8,972)	—	2,636	93,942
Construction in progress	18,007	85,202	—	(96,991)	(585)	7,819	13,452

Total	19,622,225	2,821,111	(101,544)	12,927	(585)	529,169	22,883,303

Accumulated amortization
Telecommunication licenses	2,948,235	611,197	(17,035)	—	17	90,554	3,632,968
Computer software	5,481,895	768,238	(41,214)	7,770	1,902	71,542	6,290,133
Transmission line software	67,017	4,585	—	—	—	—	71,602
Central betting system operating right	12,074	301	—	—	—	—	12,375
Indefeasible right of usage	31,855	8,565	—	—	—	—	40,420
Brand name	7,040	—	—	—	—	—	7,040
Customer base	12,211	437	—	—	—	—	12,648
Subscriber acquisition cost	974,200	495,861	(39,496)	—	—	17,041	1,447,606
Other	37,526	29,032	(61)	(7,940)	36	1,856	60,449

Total	9,572,053	1,918,216	(97,806)	(170)	1,955	180,993	11,575,241

Net book amount	10,050,172	902,895	(3,738)	13,097	(2,540)	348,176	11,308,062

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12. Intangible assets (Continued)

        Amortization expenses for the years ended 31 December 2020, 2019 and 2018 amounting to TL 2,454,969, TL 1,920,756 and TL 1,580,319, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2020, 2019 and 2018 are TL 18,460, TL 2,540 and TL 3,232, respectively and are recognized in amortization expenses.

        Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 244,204 for the year ended 31 December 2020 (31 December 2019: TL 206,064). The amortization expenses related to capitalized software development costs for the years ended 31 December 2020, 2019 and 2018 amounting to TL 46,601, TL 47,591 and TL 40,934, respectively are recognized in cost of revenue.

13. Impairment of assets

        The Group's cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At 31 December 2020, no impairment test has been carried out since there was no indication of impairment in any of the Group's CGUs.

14. Investment properties

	31 December 2020	31 December 2019
Cost
Opening balance	46,283	145,759
Addition	—	987
Disposal	(15,985)	—
Transfer to property, plant and equipment	6,781	(100,463)

Closing balance	37,079	46,283

Accumulated depreciation
Opening balance	(30,000)	(130,334)
Transfer to property, plant and equipment	(5,528)	103,262
Depreciation and impairment charges during the year	(697)	(2,928)
Disposal	12,821	—

Closing balance	(23,404)	(30,000)

Net book amount	13,675	16,283

Determination of the fair values of the Group's investment properties

        The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
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

        Rent income from investment properties during the year ended 31 December 2020 is TL 5,855 (31 December 2019: TL 4,078 and 31 December 2018: TL 3,092). There is TL 294 direct operating expense for investment properties during the year ended 31 December 2020 (31 December 2019: TL 522 and 31 December 2018: None).

        The Group's investment properties and their fair values at 31 December 2020 and 2019 are as follows:

31 December 2020	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	22,340	Income capitalization approach
Investment properties in Ankara	—	15,160	—	Market approach
Investment properties in Aydin	—	2,515	—	Market approach

	—	17,675	22,340

31 December 2019	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	21,520	Income capitalization approach
Investment properties in Ankara	—	14,400	—	Market approach
Investment properties in Istanbul	—	14,585	—	Market approach

	—	28,985	21,520

        Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

        In the "income capitalization" approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

        In the "market approach", a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15. Right of use assets

        Closing balances of right of use assets as of 31 December 2020 and 31 December 2019 and depreciation and amortization expenses for the years ended 31 December 2020 and 31 December 2019 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(576,941)	(42,097)	(275,038)	(135,085)	(1,029,161)	(18,657)	(45,729)	(64,386)	(1,093,547)
Balance at 31 December 2020	1,182,847	229,240	218,104	348,334	1,978,525	24,956	376,693	401,649	2,380,174

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602
Depreciation and amortization charge for the year	(506,386)	(54,605)	(150,282)	(159,784)	(871,057)	(8,849)	(46,073)	(54,922)	(925,979)
Balance at 31 December 2019	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096

        As at 31 December 2020, the Company has additions to right of use assets amounting to TL 1,791,823 (31 December 2019: TL 1,209,008) and interest expense on lease liabilities amounting to TL 289,718 (31 December 2019: TL 282,769). Depreciation and amortization expenses amounting to TL 1,093,547 (31 December 2019: TL 925,979) are recognized in cost of revenues.

16. Discontinued operations

Disposal of Fintur

        In 2016, the Group has committed to the plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

        Equity accounting for Fintur ceased as of 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of the carrying amount and fair value less costs to sell.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16. Discontinued operations (Continued)

        The Company signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. ("Sonera Holding"). The transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to receipt of regulatory approvals on 29 March 2019. The final transaction value is realized as TL 2,229,595 (EUR 352,851). The share transfer has been completed in 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discontinued operations in the consolidated financial statements.

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

        Subsequent to recognition of gain on sale of Fintur for the three months period ended 31 March 2019, the Company has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

17. Other non-current assets

	2020	2019
Advances given for property, plant and equipment	561,298	59,959
Prepaid expenses	141,201	133,914
Deposits and guarantees given	78,401	34,602
Receivables from the Public Administration	72,848	72,848
VAT receivable	29,025	1,902
Others	1,069	1,045

	883,842	304,270

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18. Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

        Deferred tax assets and liabilities at 31 December 2020 and 2019 are attributable to the following:

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019
Property, plant and equipment and intangible assets	123,871	145,242	(2,117,594)	(1,915,567)	(1,993,723)	(1,770,325)
Investment	—	32,926	—	—	—	32,926
Derivative instruments	27,177	24,303	(407,740)	(349,797)	(380,563)	(325,494)
Reserve for employee termination benefits and provisions	258,675	167,589	(1,362)	(36,289)	257,313	131,300
Trade and other payables	26,511	81,558	(149,827)	(14,823)	(123,316)	66,735
Tax losses carried forward	1,101,043	258,040	(3,254)	—	1,097,789	258,040
Tax allowances	5,158	59,176	—	—	5,158	59,176
Other assets and liabilities(*)	638,991	586,769	(2,872)	(15,415)	636,119	571,354

Deferred tax assets/(liabilities)	2,181,426	1,355,603	(2,682,649)	(2,331,891)	(501,223)	(976,288)

Offsetting	(1,344,818)	(1,166,261)	1,344,818	1,166,261	—	—

Net deferred tax assets/(liabilities)	836,608	189,342	(1,337,831)	(1,165,630)	(501,223)	(976,288)

(*)
Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

        Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2020 and 2019 were as follows:

	2020	2019
Opening balance	(976,288)	(709,628)
Income statement charge	337,495	(215,121)
Tax charge relating to components of other comprehensive income	173,113	(48,723)
Exchange differences	(35,543)	(2,816)

Closing balance, net	(501,223)	(976,288)

        The Group did not recognize deferred income tax assets of TL 551,847 (31 December 2019: TL 1,199,670) in respect of tax losses amounting to TL 2,986,951 (31 December 2019: TL 6,588,723) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18. Deferred tax assets and liabilities (Continued)

        Unused tax losses will expire at the following dates:

Expiration Date	Amount
2021	212,836
2022	136,298
2023	201,770
2024	345,681
2025	1,196,884
2026	45,470
2027	571,210
2028	188,354
Indefinite	88,448

Total	2,986,951

19. Trade receivables and accrued revenue

	31 December 2020	31 December 2019
Receivables from subscribers	2,263,544	2,090,242
Accounts and notes receivable	766,921	745,442
Undue assigned contracted receivables	435,332	298,291

	3,465,797	3,133,975

        Trade receivables are shown net of provision for impairment amounting to TL 617,932 as at 31 December 2020 (31 December 2019: TL 620,247). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 36. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group's exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 36.

        Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 351,698 and TL 332,180 at 31 December 2020 and 2019, respectively.

        The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to "Receivables from subscribers". The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

        The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19. Trade receivables and accrued revenue (Continued)

receivables related to handset campaigns, which will be billed after one year amounted to TL 172,261 (31 December 2019: TL 116,462) is presented under non-current trade receivable amounted to TL 222,451 (31 December 2019: TL 148,159).

20. Receivables from financial services

	31 December 2020	31 December 2019
Current receivables from financial services	1,886,381	2,319,122
Non-current receivables from financial services	75,717	123,136

	1,962,098	2,442,258

        Movements in provision for impairment of receivables from financial services are disclosed in Note 36.

        Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

21. Contract assets

  Current contract assets:

	31 December 2020	31 December 2019
Contract assets	972,052	933,969

	972,052	933,969

  Non-current contract assets:

	31 December 2020	31 December 2019
Contract assets	128,114	10,291

	128,114	10,291

        The contract assets represent contract assets from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under long term contract assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

22. Inventory

        As of 31 December 2020, inventories amounting to TL 203,715 which consist of mainly mobile phone and its accessories, tablet, sim-cards and tower construction materials (31 December 2019: TL 178,399).

23. Other current assets

	31 December 2020	31 December 2019
Receivables from the Ministry of Transport and Infrastructure of Turkey	224,563	669,621
Prepaid expenses	163,657	135,881
VAT receivable	49,490	109,777
Advances given to suppliers	48,141	90,454
Receivables from tax office	20,864	99,882
Other advances given	—	65,263
Other	52,271	156,126

	558,986	1,327,004

24. Cash and cash equivalents

	31 December 2020	31 December 2019
Cash in hand	179	131
Banks	11,852,022	10,238,310
—Demand deposits	975,753	632,022
—Time deposits	10,876,269	9,606,288
Other cash and cash equivalents	8,354	274

Cash and cash equivalents	11,860,555	10,238,715

        As at 31 December 2020, the average effective interest rates of TL, USD and EUR time deposits are 17.4%, 2.8% and 1.8% (31 December 2019: 10.7%, 2.3% and 0.4%) respectively.

        As at 31 December 2020, average maturity of time deposits is 30 days (31 December 2019: 38 days).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25. Financial assets

Debt investments at fair value through other comprehensive income

        Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

Current Assets	31 December 2020	31 December 2019
Listed debt securities	529,610	345,602

	529,610	345,602

	Fair values
	31 December 2020	31 December 2019	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	272,334	—	Level 2	Present value of the estimated future cash flows based on observable yield curves and period end FX rates
	257,276	345,602	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	529,610	345,602

        As of 31 December 2020 and 2019, the nominal and fair value amounts of financial assets are as follows:

31 December 2020
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity
EUR	10,000	91,229	5 February 2021
EUR	20,000	181,105	13 March 2021
EUR	20,000	178,375	17 December 2021
EUR	1,995	19,718	16 February 2026
TRY	24,108	24,819	2 March 2022
TRY	24,312	24,362	2 March 2022
USD	300	1,966	21 February 2022
USD	996	8,036	10 August 2024

Total financial assets		529,610

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25. Financial assets (Continued)

Debt investments at fair value through other comprehensive income (Continued)

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity
EUR	17,990	121,456	29 May 2020
EUR	10,000	67,773	5 February 2021
EUR	20,000	133,072	17 December 2021
EUR	2,000	15,026	16 February 2026
USD	300	1,878	21 February 2022
USD	1,000	6,397	10 August 2024

Total financial assets		345,602

        During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2020	31 December 2019
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	(1,487)	3,472

	(1,487)	3,472

26. Equity

Share capital

        As at 31 December 2020, share capital represents 2,200,000,000 (31 December 2019: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26. Equity (Continued)

        Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

        Companies with their shareholding percentage are as follows:

	31 December 2020		31 December 2019
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	48.95	1,077,004
TVF BTIH	26.20	576,400	—	—
IMTIS Holdings	19.80	435,600	—	—
Turkcell Holding	—	—	51.00	1,122,000
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)

Inflation adjusted capital		2,147,648		2,147,648

        As at 31 December 2020, total number of shares pledged as security is 995,509 (2019: 995,509).

Legal reserves

        The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code ("TCC"). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company's paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

        During 2020, the Company purchased 816,290 of its shares on-market with prices ranging from full TL 12.09 to full TL 12.35. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total amount of TL 9,994 was deducted from equity (2019: TL 9,998).

Dividends

Inteltek:

        According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 13 March 2020, the shareholders resolved to pay a dividend amount equal to TL 38,029 out of profits for the year ended 31 December 2019 and a dividend out legal reserves amount equal to TL 34,985 (2019: TL 277,837 in total). The aggregate amount of dividends has been paid on 23 March 2020.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26. Equity (Continued)

Turkcell:

        On 24 September 2020, the Company's General Assembly has approved a dividend distribution for the year ended 31 December 2019 amounting to TL 811,622 (2019: TL 1,010,000); this represents a gross cash dividend of full TL 0.36892 per share. The dividend has been paid to the shareholders on 30 November 2020.

27. Earnings per share

	2020	2019	2018
Numerator:
Profit attributable to owners of the Company	4,237,086	3,246,487	2,021,065
Denominator:
Weighted average number of shares(*)	2,183,106,193	2,183,922,483	2,184,750,233

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	1.94	1.49	0.93

(*)
Refer to Note 26—Treasury shares

Numerator:
Profit from continuing operations attributable to owners of the Company	4,237,086	2,474,051	2,021,065
Denominator:
Weighted average number of shares(*)	2,183,106,193	2,183,922,483	2,184,750,233

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	1.94	1.14	0.93

(*)
Refer to Note 26—Treasury shares

Numerator:
Profit from discontinuing operations attributable to owners of the Company	—	772,436	—
Denominator:
Weighted average number of shares(*)	2,183,106,193	2,183,922,483	2,184,750,233

Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	—	0.35	—

(*)
Refer to Note 26—Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28. Other non-current liabilities

	2020	2019
Consideration payable in relation to the acquisition of Belarusian Telecom	475,879	359,554
Deferred revenue	22,180	303

	498,059	359,857

        Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent consideration payable to the seller. Payment of USD 100,000 (equivalent to TL 734,050 as of 31 December 2020) is contingent on the financial performance of Belarusian Telecom, and based on management's estimations, the amount is expected to be paid in instalments between 2025 and 2030 (31 December 2019: in instalments between 2026-2030). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2020 ranges between 4.3% and 5.6% (31 December 2019: 5.2% and 6.1%).

29. Loans and borrowings

	31 December 2020	31 December 2019
Non-current liabilities
Unsecured bank loans	7,779,354	6,092,170
Secured bank loans	151,543	—
Lease liabilities	1,521,713	1,101,303
Debt securities issued	6,901,075	5,483,921

	16,353,685	12,677,394

Current liabilities
Unsecured bank loans	4,049,824	6,712,297
Secured bank loans	144,261	2,415
Lease liabilities	577,173	431,752
Debt securities issued	461,479	481,869

	5,232,737	7,628,333

        The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization ("EKN") insurance. As of 31 December 2020, the Company has used USD 47,100 and USD 29,410 loan on 1 April 2020 and 27 November 2020, respectively, with a fixed interest rate of 3.84%.

        As at 31 December 2020, the company signed a green loan agreement amounting to EUR 50,000 with ING European Financial Services Plc. The respective loan has a maturity of 5 years and its annual interest rate is Euribor+1.95%. The loan facility is utilized to finance sustainable investments such as

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29. Loans and borrowings (Continued)

renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan will be repaid at once at the end of the 5-year maturity term. The loan was fully utilized on 20 March 2020.

        The company has signed a loan agreement amounting to USD 90,000 with ING BANK N.V. and AB Svensk Exportkredit within the scope of the EKN insurance on 18 December 2020, which can be used for financing the products and services procured from Ericsson AB and Ericsson Telekomunikasyon A.S.. Each tranches has a period of 15 months respectively and the last tranche will be available until April 2024. The repayments of the tranches will be made in 2 equal installments per year and with a fixed interest rate of 3.04%.

        The company has signed a loan agreement amounting to EUR 500,000 with the China Development Bank on 10 August 2020, which can be used for the infrastructure investment financing of the Group for 3 years, and can be utilized both in EUR and RMB. The maturity of the loan is 8 years and the first 3 years are without principal repayment. The annual interest rate of the loan is Euribor+2.29% for the EUR tranche and the fixed 5.15% for the RMB tranche.

        Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company sold their debt securities issued with a total nominal value of USD 20,500 as at 31 December 2020.

        The company has decided to prepay and close its Club loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to fully mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amounted to EUR 148.4 million and USD 166.7 million were made on 23 March 2020.

        On 4 June 2020, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 18 November 2020, the Company has issued management agreement based lease certificates amounting TL 50,000 with the maturity of 23 March 2021.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29. Loans and borrowings (Continued)

        Terms and conditions of outstanding loans are as follows:

			31 December 2020			31 December 2019
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+2.0% - Euribor+2.2%	2021 - 2026	5,624,277	Euribor+1.3% - Euribor+2.2%	2020 - 2026	5,638,726
Unsecured bank loans	USD	Floating	Libor+2.1% - Libor+2.4%	2021 - 2028	2,384,622	Libor+1.5% - Libor+2.2%	2020 - 2028	4,478,457
Unsecured bank loans	TL	Fixed	6.5% - 16.9%	2021	1,627,198	9.5% - 11.5%	2020	1,442,818
Unsecured bank loans	UAH	Fixed	6% - 10.9%	2021 - 2023	980,207	11.5% - 18.0%	2020	1,043,883
Unsecured bank loans	USD	Fixed	3.8%	2030	501,036	—	—	—
Unsecured bank loans	EUR	Fixed	1.5% - 1.8%	2021 - 2022	428,565	—	—	—
Unsecured bank loans	RMB	Fixed	5.2% - 5.5%	2021 - 2026	283,273	5.5%	2020 - 2026	200,583
Secured bank loans	USD	Floating	Libor+1.7%	2023	259,427	—	—	—
Secured bank loans	EUR	Floating	Euribor+1.3%	2021	36,377	—	—	—
Secured bank loans (*)	BYN	Fixed	—	—	—	11.5%	2020	2,415
Debt securities issued	USD	Fixed	5.8%	2021 - 2028	7,311,688	5.8%	2020 - 2028	5,810,989
Debt securities issued	TL	Fixed	15.0%	2021	50,866	14.0%	2020	154,801
Lease liabilities	TL	Fixed	9.8% - 45.0%	2021 - 2048	1,201,988	12.8% - 45.0%	2020 - 2048	735,211
Lease liabilities	UAH	Fixed	8.1% - 24.0%	2021 - 2069	555,597	16.6% - 24.0%	2020 - 2067	521,496
Lease liabilities	EUR	Fixed	1.0% - 10.0%	2021 - 2034	185,557	1.0% - 7.9%	2020 - 2031	162,786
Lease liabilities	BYN	Fixed	11.5% - 15.0%	2021 - 2028	99,259	11.7% - 15.0%	2020 - 2028	94,998
Lease liabilities	USD	Fixed	3.9% - 10.9%	2021 - 2028	56,485	3.9% - 10.8%	2020 - 2027	18,564

					21,586,422			20,305,727

(*)
Belarusian Telecom pledged certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 37).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30. Employee benefits

	31 December 2020	31 December 2019
Retirement pay liability provision	301,459	222,164
Unused vacation provision	80,464	72,167

	381,923	294,331

Provision for employee termination benefits

        Movements in provision for employee termination benefits are as follows:

	2020	2019
1 January	222,164	160,613
Service cost	38,304	35,831
Remeasurements	37,230	36,385
Interest expense	25,535	25,566
Benefit payments	(21,774)	(36,231)

31 December	301,459	222,164

        The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

	Interest Rate			Inflation Rate
31 December 2020 Sensitivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(14.1%	)	17.3%	17.6%	(14.6%	)
Impact on provision for employee termination benefits	(42,566)		52,122	53,117	(43,953)

	Interest Rate			Inflation Rate
31 December 2019 Sensitivity Level	1% increase		1% decrease	1% increase	1% decrease
Change in assumption	(14.2%	)	17.4%	17.9%	(14.7%	)
Impact on provision for employee termination benefits	(31,547)		38,657	39,767	(32,658)

        The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

        Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 14,677, TL 12,785 and TL 9,361 in relation to defined contribution retirement plan for the years ended 31 December 2020, 2019 and 2018, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30. Employee benefits (Continued)

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

        As of 31 December 2020, the Group recognized expenses of TL 12,085 regarding this plan (31 December 2019: TL 28,199).

31. Deferred revenue

        Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2020 and 2019. The amount of deferred revenue is TL 116,921 and TL 56,544 as at 31 December 2020 and 2019, respectively.

32. Contract liabilities

  Current contract liabilities:

	31 December 2020	31 December 2019
Contract liabilities	315,070	290,408

	315,070	290,408

  Non-current contract liabilities:

	31 December 2020	31 December 2019
Contract liabilities	164,764	141,890

	164,764	141,890

        Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

        Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 290,408 (2019: TL 255,756).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32. Contract liabilities (Continued)

        The following table shows unsatisfied performance obligation result as of 31 December 2020;

31 December 2020
Telecommunications service	900,816
Equipment revenues	423,948

Total	1,324,764

        Management expects that 61% of the transaction price allocated to the unsatisfied contracts as of 31 December 2020 will be recognized as revenue during next reporting periods. The remaining 39% will be recognized in the 2021 financial year.

33. Provisions

  Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2020	13,635	323,769	337,404
Provisions recognized	11,033	7,840	18,873
Unwinding of discount	—	21,521	21,521
Transfer to current provisions	(7,774)	—	(7,774)
Remeasurements	—	39,504	39,504
Effect of changes in exchange rates	—	2,403	2,403

Balance at 31 December 2020	16,894	395,037	411,931

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2019	9,364	259,358	268,722
Provisions recognized	12,187	29,080	41,267
Unwinding of discount	—	14,262	14,262
Transfer to current provisions	(7,916)	—	(7,916)
Effect of changes in exchange rates	—	21,069	21,069

Balance at 31 December 2019	13,635	323,769	337,404

        Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 38.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
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

        Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.9% at 31 December 2020 (31 December 2019: 6.1%).

  Current provisions:

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2020	17,840	324,972	342,812
Provisions recognized	232,879	590,187	823,066
Payments	(6,109)	(537,598)	(543,707)
Transfers from non-current provisions	7,774	—	7,774
Effect of changes in exchange rates	1,249	(906)	343

Balance at 31 December 2020	253,633	376,655	630,288

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2019	8,593	298,475	307,068
Provisions recognized	4,369	521,647	526,016
Payments	(4,344)	(501,234)	(505,578)
Transfers from non-current provisions	7,916	—	7,916
Effect of changes in exchange rates	1,306	6,084	7,390

Balance at 31 December 2019	17,840	324,972	342,812

(*)
Includes share-based payment (Note 30).

(**)
Refer to Note 38.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34. Trade and other payables

	2020	2019
Payable to suppliers	3,563,918	2,728,485
Taxes payable	668,260	523,584
Accrued treasury share, universal service fund contribution and contributions to the ICTA's expenses	533,440	562,536
Accrued selling and marketing expenses	4,477	100,792
Other	206,510	202,074

	4,976,605	4,117,471

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

35. Derivative financial instruments

        The fair value of derivative financial instruments at 31 December 2020 and 2019 are attributable to the following:

	31 December 2020		31 December 2019
	Assets	Liabilities	Assets	Liabilities
Held for trading	360,047	41,132	443,880	72,539
Derivatives used for hedging	642,623	66,851	483,448	—

Total	1,002,670	107,983	927,328	72,539

        At 31 December 2020, the total held for trading derivative financial assets of TL 917,437 (31 December 2019: TL 845,513) also includes a net accrued interest expense of TL 85,233 (31 December 2019: TL 81,815) and the total held for trading derivative financial liabilities of TL 119,111 (31 December 2019: TL 86,617) also includes a net accrued interest expense of TL 11,128 (31 December 2019: TL 14,078).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

        The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	1,903,692	EUR	366,800	221,937	23 October 2025
TL	239,107	EUR	48,012	17,202	22 April 2026
TL	118,650	EUR	17,146	35,940	22 April 2026
TL	224,536	USD	40,010	55,830	22 April 2026
TL	220,055	USD	40,010	42,674	22 April 2026
TL	184,622	USD	32,008	42,554	22 April 2026
TL	159,500	USD	28,007	42,068	22 April 2026
TL	156,999	USD	24,006	14,793	22 April 2026
TL	125,231	USD	20,005	27,096	22 April 2026
TL	92,887	USD	16,004	17,169	22 April 2026
TL	85,206	USD	16,004	28,131	22 April 2026
Cross currency swap contracts
TL	99,127	RMB	162,121	97,229	22 April 2026

Derivatives used for hedge accounting financial assets				642,623

        EUR 414,812 participating cross currency swap contracts includes TL 1,121,303 guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Interest rate swap contracts

        The notional amount and the fair value of interest rate swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Interest rate swap contracts
USD	80,020	USD	80,020	(31,749)	22 April 2026
USD	40,010	USD	40,010	(15,112)	22 April 2026
USD	32,008	USD	32,008	(10,656)	22 April 2026
USD	28,007	USD	28,007	(9,334)	22 April 2026

Derivatives used for hedge accounting financial liabilities				(66,851)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Held for trading

Cross currency swap, participating cross currency swap, FX swap and interest rate swap contracts

        The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and interest rate swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	45,504	EUR	7,200	20,853	23 September 2021
TL	99,154	USD	17,143	31,140	20 March 2023
TL	98,537	USD	17,143	31,575	20 March 2023
TL	30,707	RMB	38,801	14,535	22 April 2026
Participating cross currency swap contracts
TL	218,295	EUR	32,008	67,361	22 April 2026
TL	148,117	EUR	24,006	62,688	22 April 2026
TL	146,677	EUR	24,006	80,075	22 April 2026
TL	73,747	EUR	10,861	19,909	22 April 2026
TL	98,295	USD	16,004	13,356	22 April 2026
TL	95,944	USD	16,004	17,978	22 April 2026
FX swap contracts
TL	73,135	USD	10,000	319	6 January 2021
Interest rate swap contracts
USD	17,778	USD	17,778	258	29 September 2028

Held for trading derivative financial assets				360,047

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Held for trading (Continued)

FX swap, interest swap and participating cross currency swap contracts

        The notional amount and the fair value of FX swap, interest swap and participating cross currency swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
EUR	5,000	USD	6,116	(148)	5 January 2021
EUR	33,000	USD	40,075	(3,148)	12 January 2021
TL	186,488	USD	25,000	(2,851)	6 January 2021
TL	73,865	USD	10,000	(411)	6 January 2021
RMB	10,500	USD	1,544	(488)	13 January 2021
Interest swap contracts
USD	22,222	USD	22,222	(1,141)	29 September 2028
Participating cross currency swap contracts
TL	195,850	USD	25,000	(3,811)	20 November 2025
TL	155,340	USD	20,000	(5,890)	20 November 2025
Cross currency swap contracts
TL	188,851	EUR	19,900	(11,663)	2 December 2021
TL	224,100	EUR	24,000	(2,021)	21 December 2022
TL	154,600	USD	20,000	(6,747)	20 November 2025

Total held for trading derivative financial liabilities				(38,319)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Held for trading (Continued)

Currency forward contracts

        The notional amount and the fair value of currency forward contracts for trading purposes at 31 December 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	500	(194)	31 January 2021
USD	500	(212)	28 February 2021
USD	500	(216)	31 March 2021
USD	500	(221)	30 April 2021
USD	500	(226)	29 May 2021
USD	500	(232)	30 June 2021
USD	500	(237)	31 July 2021
USD	500	(242)	31 August 2021
USD	500	(250)	30 September 2021
USD	500	(253)	30 October 2021
USD	500	(262)	30 November 2021
USD	500	(268)	31 December 2021

Held for trading derivative financial liabilities		(2,813)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020
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

As at and for the year ended 31 December 2020
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

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Held for trading (Continued)

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

As at and for the year ended 31 December 2020
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Held for trading (Continued)

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

As at and for the year ended 31 December 2020
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

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2020	31 December 2019	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts(*)	797,060	495,436	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
—Held for trading	251,666	62,159
—Derivatives used for hedging	545,394	433,277
b) FX swap, currency, interest swap and option contracts	100,440	351,768	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
—Held for trading	70,062	301,597
—Derivatives used for hedging	30,378	50,171
c) Currency forward contracts	(2,813)	7,585	Level 2	Forward exchange rates at the balance sheet date
—Held for trading	(2,813)	7,585

(*)
Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 168,882 lower as at 31 December 2020 (31 December 2019: TL 116,684).

        There were no transfers between fair value hierarchy levels during the year.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Fair value of derivative instruments and risk management (Continued)

        The following tables present the Group's financial assets and financial liabilities measured and recognized at fair value at 31 December 2020 and 2019 on a hedge accounting basis:

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2020	31 December 2019	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	366,800	23 October 2025	221,937	148,066	Level 3	1:1	968,122	(968,122)
EUR Contracts	65,158	22 April 2026	53,142	7,675	Level 3	1:1	161,325	(161,325)
USD Contracts	—	16 September 2020	—	246,062	Level 3	1:1	1,570	(1,570)
USD Contracts	216,054	22 April 2026	270,315	31,474	Level 3	1:1	340,553	(340,553)
Cross currency swap contracts
CNY Contracts	162,121	22 April 2026	97,229	50,171	Level 2	1:1	46,858	(46,858)
Interest rate swap contracts
USD Contracts	180,045	22 April 2026	(66,851)	—	Level 2	1:1	—	—

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	433,400	23 October 2025	148,066	208,462	Level 3	1:1	293,774	(293,774)
EUR Contracts	56,004	22 April 2026	7,675	64,670	Level 3	1:1	36,344	(36,344)
USD Contracts	133,333	16 September 2020	246,062	394,975	Level 3	1:1	61,424	(61,424)
USD Contracts	46,670	22 April 2026	9,893	—	Level 3	1:1	15,215	(15,215)
USD Contracts	18,668	22 April 2026	21,581	9,234	Level 3	1:1	13,436	(13,436)
Cross currency swap contracts
CNY Contracts	189,107	22 April 2026	50,171	53,583	Level 2	1:1	19,172	(19,172)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Fair value of derivative instruments and risk management (Continued)

        Movements in the participating cross currency swap contracts for the years ended 31 December 2020 and 31 December 2019 are stated below:

	31 December 2020	31 December 2019
Opening balance	495,436	653,142
Cash flow effect	(695,892)	(582,580)
Total gain/loss:
Gains recognized in profit or loss	997,516	424,874

Closing balance	797,060	495,436

Net off / Offset

        The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 366,800 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 48,012 participating cross currency swap transaction. As per the CSA, the swap's current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

        With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 268,563 as collateral (31 December 2020: TL 2,419,189) which was the amount exceeding the threshold and the Company transferred EUR 144,083 as collateral to the bank (31 December 2020: TL 1,297,886) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,121,303 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2020, were this transaction not conducted, derivative financial instruments assets would have been TL 2,038,740 and current borrowings TL 6,354,040.

Market risk

        The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Fair value of derivative instruments and risk management (Continued)

Currency risk

        The Group's risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

        The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

        The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group's policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

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

  •
  The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

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

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35. Derivative financial instruments (Continued)

Fair value of derivative instruments and risk management (Continued)

        In these hedge relationships, the main sources of ineffectiveness are:

  •
  The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

        A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2020
Participating cross currency swap contracts	1,158,627	849,915	(516,772)	(247,934)
Cross currency swap contracts	49,843	45,528	11,132	12,642

Cash Flow sensitivity (net)	1,208,470	895,443	(505,640)	(235,292)

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2019
Participating cross currency swap contracts	376,920	519,967	(102,693)	(180,974)
Cross currency swap contracts	17,631	16,516	(16,644)	(18,114)

Cash Flow sensitivity (net)	394,551	536,483	(119,337)	(199,088)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments

Credit risk

Exposure to credit risk:

        The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2020	2019
Trade receivables	19	3,688,248	3,282,134
Contract assets	21	1,100,166	944,260
Receivables from financial services	20	1,962,098	2,442,258
Cash and cash equivalents(*)	24	11,860,376	10,238,584
Derivative financial instruments	35	917,437	845,513
Other current & non-current assets(**)	23	124,822	98,736
Financial assets at amortized cost		172,363	5,368
Financial assets at fair value through other comprehensive income	25	529,610	345,602
Due from related parties		16,476	4,477

		20,371,596	18,206,932

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

Credit quality:

        The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2020(*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	16,188,078	296,758	62,726	45,682	36,112	31,368	727,462	290,736	257,790	17,936,712
Loss Allowance	71,273	5,042	3,148	3,726	5,334	5,947	250,393	163,799	118,718	627,380

(*)
Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 31 December 2020	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,105,409	—	—	—	—	—	—	—	—	1,105,409
Loss Allowance	5,243	—	—	—	—	—	—	—	—	5,243

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Credit risk (Continued)

Credit quality (Continued)

Other assets from financial services at 31 December 2020(**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	1,798,720	109,724	22,023	8,714	7,021	6,044	157,821	5,479	1,100	2,116,646
Loss Allowance	11,483	1,192	407	204	3,483	3,146	128,084	5,449	1,100	154,548

(**)
Other Assets includes trade receivables and subscriber receivables from financial services.

Other assets at 1 January 2020(*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	13,395,590	383,085	109,594	134,229	74,380	63,995	807,941	299,149	180,029	15,447,992
Loss Allowance	22,884	5,013	8,284	9,497	12,666	11,415	243,399	177,160	137,260	627,578

(*)
Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 1 January 2020	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	948,950	—	—	—	—	—	—	—	—	948,950
Loss Allowance	4,690	—	—	—	—	—	—	—	—	4,690

Other assets from financial services at 1 January 2020(**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	2,065,573	239,942	50,513	25,239	11,345	10,755	200,867	1,524	—	2,605,758
Loss Allowance	15,773	2,780	859	452	5,466	5,036	131,645	1,489	—	163,500

(**)
Other Assets includes trade receivables and subscriber receivables from financial services.

Impairment losses

        Individual receivables, which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

  •
  Significant financial difficulties of the customer,

  •
  Probability that the customer will enter bankruptcy or financial reorganization and

  •
  Default or delinquency in payments.

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

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Impairment losses (Continued)

        Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2020 Contract Asset	31 December 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	553	452,506
Amounts collected	—	(153,674)
Receivables written off during the year as uncollectible	—	(300,119)
Disposal of subsidiaries	—	(49)
Exchange differences	—	1,138

Closing balance	5,243	627,380

	31 December 2019 Contract Asset	31 December 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	1,105	376,107
Amounts collected	—	(147,858)
Transfer	(3,785)	3,785
Receivables written off during the year as uncollectible	—	(346,049)
Exchange differences	—	10,782

Closing balance	4,690	627,578

        Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2020	31 December 2019
Opening balance	163,500	200,273
Provision for impairment recognized during the year	126,246	245,365
Amounts collected	(76,036)	(135,862)
Receivables written off during the year as uncollectible	—	(147,067)
Exchange differences	(96)	791
Unused amount reversed(*)	(59,066)	—

Closing balance	154,548	163,500

(*)
Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2019. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Liquidity risk

        The table below analyses the Group's financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

  •
  all non-derivative financial liabilities, and

  •
  gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2020							31 December 2019
	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	295,804	(306,496)	(91,265)	(54,792)	(107,483)	(52,956)	—	2,415	(2,587)	(1,329)	(1,258)	—	—	—
Unsecured bank loans	11,829,178	(12,828,540)	(3,040,325)	(1,136,973)	(2,197,659)	(5,426,921)	(1,026,662)	12,804,467	(13,688,718)	(4,246,288)	(2,586,232)	(1,338,152)	(3,684,289)	(1,833,757)
Debt securities issued	7,362,554	(10,044,816)	(264,517)	(211,957)	(423,914)	(4,941,992)	(4,202,436)	5,965,790	(8,446,514)	(318,861)	(168,861)	(337,723)	(1,013,168)	(6,607,901)
Lease liabilities	2,098,886	(3,210,148)	(480,282)	(360,908)	(540,721)	(987,430)	(840,807)	1,533,055	(2,456,542)	(382,558)	(261,285)	(406,413)	(662,767)	(743,519)
Trade and other payables*	3,563,918	(3,713,551)	(3,712,172)	(430)	(949)	—	—	2,728,485	(2,789,258)	(2,694,568)	(94,690)	—	—	—
Due to related parties	40,355	(40,355)	(40,355)	—	—	—	—	12,082	(12,082)	(12,082)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 28)	475,879	(734,050)	—	—	—	(24,382)	(709,668)	359,554	(594,020)	—	—	—	—	(594,020)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	119,111	(265,863)	(44,853)	(46,645)	(70,212)	(101,591)	(2,562)	86,617	(139,936)	(46,104)	(14,625)	(25,514)	(49,492)	(4,201)
Buy		3,077,236	792,428	363,174	579,502	1,055,551	286,581		8,577,016	6,947,440	130,640	254,156	708,073	536,707
Sell		(3,343,099)	(837,281)	(409,819)	(649,714)	(1,157,142)	(289,143)		(8,716,952)	(6,993,544)	(145,265)	(279,670)	(757,565)	(540,908)

TOTAL	25,785,685	(31,143,819)	(7,673,769)	(1,811,705)	(3,340,938)	(11,535,272)	(6,782,135)	23,492,465	(28,129,657)	(7,701,790)	(3,126,951)	(2,107,802)	(5,409,716)	(9,783,398)

*
Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Foreign exchange risk

        The Group's exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	—
Financial asset at fair value through other comprehensive income	8,848	64,956	—
Due from related parties—current	—	—	—
Trade receivables and contract assets	13,234	15,239	—
Other current assets	11,769	3,737	—
Cash and cash equivalents	1,061,644	85,856	4,801

	1,095,564	169,799	4,801

Foreign currency denominated liabilities
Loans and borrowings—non-current	(342,930)	(543,680)	(160,398)
Debt securities issued—non-current	(940,137)	—	—
Lease obligations—non-current	(6,822)	(17,000)	—
Other non-current liabilities	(64,829)	—	—
Loans and borrowings—current	(85,526)	(244,057)	(92,931)
Debt securities issued—current	(55,938)	—	—
Lease obligations—current	(721)	(3,598)	—
Trade and other payables—current	(174,039)	(23,944)	(487,738)
Due to related parties	—	(11)	—

	(1,670,942)	(832,290)	(741,067)

Loans defined as hedging instruments(*)	—	164,634	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	440,036	535,939	190,421
Currency forward contracts	256,118	—	—

Net exposure	120,776	38,082	(545,845)

(*)
The Company designated EUR 164,634 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as "gains/(losses) on net investment hedges" in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Foreign exchange risk (Continued)

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties—current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—

	202,977	1,303,763	—

Foreign currency denominated liabilities
Loans and borrowings—non-current	(351,444)	(577,675)	(192,367)
Debt securities issued—non-current	(923,188)	—	—
Lease obligations—non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings—current	(402,507)	(385,371)	(44,880)
Debt securities issued—current	(55,060)	—	—
Lease obligations—current	(725)	(5,178)	—
Trade and other payables—current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—

	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367

Net exposure	80,009	(13,608)	(3,435)

Exposure to currency risk

Sensitivity analysis

        The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

        A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2020 and 31 December 2019 would have increased/(decreased) profit or loss before by

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2020 Sensitivity analysis
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1-USD net asset/liability	88,656	(88,656)	—	—
2-Hedged portion of USD risk (-)	—	—	(14,984)	14,984

3-USD net effect (1+2)	88,656	(88,656)	(14,984)	14,984

4-EUR net asset/liability	34,304	(34,304)	—	—
5-Hedged portion of EUR risk (-)	—	—	(79,669)	79,669

6-EUR net effect (4+5)	34,304	(34,304)	(79,669)	79,669

7-Other foreign currency net asset/liability (RMB)	(61,036)	61,036	—	—
8-Hedged portion of other foreign currency risk (-) (RMB)	—	—	(192)	192

9-Other foreign currency net effect (7+8)	(61,036)	61,036	(192)	192

Total (3+6+9)	61,924	(61,924)	(94,845)	94,845

Sensitivity analysis 31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1-USD net asset/liability	47,527	(47,527)	—	—
2-Hedged portion of USD risk (-)	—	—	(6,135)	6,135

3-USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4-EUR net asset/liability	(9,050)	9,050	—	—
5-Hedged portion of EUR risk (-)	—	—	(39,558)	39,558

6-EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7-Other foreign currency net asset/liability (RMB)	(290)	290	—	—
8-Hedged portion of other foreign currency risk (-) (RMB)	—	—	(1,379)	1,379

9-Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379

Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Interest rate risk

        As at 31 December 2020 and 2019 the interest rate profile of the Group's variable rate interest-bearing financial instruments was:

		31 December 2020		31 December 2019
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Variable rate instruments
USD floating rate loans	29	3.2%	(2,644,049)	4.4%	(4,478,457)
EUR floating rate loans	29	2.2%	(5,660,654)	2.2%	(5,638,726)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

        An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2020 and 2019:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2020
Variable rate instruments (financial liability)	(23,510)	23,510	—	—

Cash flow sensitivity (net)	(23,510)	23,510	—	—

31 December 2019
Variable rate instruments (financial liability)	(225,528)	225,528	—	—

Cash flow sensitivity (net)	(225,528)	225,528	—	—

Fair values

Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis

        This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

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

	Fair value at			Inputs
	31 December 2020	31 December 2019	Unobservable Inputs	31 December 2020	31 December 2019	Relationship of unobservable inputs to fair value
Contingent consideration	475,879	359,554	Risk-adjusted discount rate	4.3%-5.6%	5.2%-6.1%	An increase/decrease in the discount rate by 100 bps would change FV by TL (35,686) and TL 39,070, respectively.
			Expected settlement date	in instalments between 2025-2030	in instalments between 2026-2030	If expected settlement date increase/decrease by 1-year, FV would change by TL (23,724) and TL 24,978, respectively.

        Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2020 and 31 December 2019 are stated below:

	2020	2019
Opening balance	359,554	358,304
Losses recognized in profit or loss	116,325	1,250

Closing balance	475,879	359,554

Financial assets:

        Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 25.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Financial instruments (Continued)

Fair values (Continued)

Financial liabilities:

        As at 31 December 2020 and 31 December 2019; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

  As at 31 December 2020:

	Carrying amount	Fair value
Bank loans	4,615,559	4,646,152

  As at 31 December 2019:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

        As at 31 December 2020, the fair value of debt securities issued by the Company in 2015 and 2018 with a nominal value of USD 500,000 each and fixed interest rate (Note 29), is TL 3,976,852 (31 December 2019: TL 3,058,366) and TL 3,972,232 (31 December 2019: TL 2,961,300), respectively.

        Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

37. Guarantees and purchase obligations

        At 31 December 2020, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 840,208 (31 December 2019: TL 819,508). Payments for these commitments will be made within 4 years.

        The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,146,811 at 31 December 2020 (31 December 2019: TL 4,842,015).

38. Commitments and Contingencies

        The following disclosures comprise of material lawsuits and investigations against the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38. Commitments and Contingencies (Continued)

Disputes on Special Communication Tax and Value Added Tax

  Disputes on SCT for the year 2011

        The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. The appeal process is pending.

        In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company.

Disputes regarding the Law on the Protection of Competition

        The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court's decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

        Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38. Commitments and Contingencies (Continued)

Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court and the trial of the case is pending before the same.

        Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Administrative Court. The appeal process, before Regional Administrative Court, is pending. The other cases are also pending.

        On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

        The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case and it is expected that the court will grant a decision.

Ministry of Commerce Administrative Fine

        As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court's decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38. Commitments and Contingencies (Continued)

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

        ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet.

        Based on the management opinion, the probability of an outflow of resources embodying economic benefits is more than probable, thus, the amount of TL 13,523 that will be paid in February 2021 is recognized as liability in the consolidated financial statements as at and for the period ended 31 December 2020 (31 December 2019: None).

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

        ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet.

        Based on the management opinion, the probability of an outflow of resources embodying economic benefits is more than probable, thus, the amount of TL 23,354 that will be paid in February 2021 is recognized as liability in the consolidated financial statements as at and for the period ended 31 December 2020 (31 December 2019: None).

Other ongoing lawsuits and tax investigations

        In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 484 million (USD 66 million) plus interest, of which Turkcell's share amounts to TL 137 million (USD 19 million) under the scope of agreements signed by parties. The arbitration proceeding continues.

        On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B with the claim of indemnification due to revocation of a frequency license. At

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38. Commitments and Contingencies (Continued)

Other ongoing lawsuits and tax investigations (Continued)

the current stage, the total claim has not been specified by JSC Kazakhtelecom. The arbitration proceeding continues.

        Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. Treasury share investigation related with the periods of July, August and September of 2020 fiscal year is an ongoing process.

        In addition, following tax investigations which were started previous periods (i) prepaid card sales and other transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax closing minutes have been signed and Central Commission of Report Consideration meeting has been held. Evaluation of Commission is still going on.

        In addition, in accordance with the "Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage" signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, 51,174 TL was paid in March 2021 in advance.

        On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case.

        While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company.

        Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 242,521 provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2020 (31 December 2019: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Related parties

        Due to the change of the ultimate parent, the Group reevaluated the related party entities and reflected the transactions on 31 December 2020 financial statements.

  Transactions with key management personnel

        Key management personnel comprise the Group's members of the Board of Directors, chief officers and other directors.

        There are no loans to key management personnel as of 31 December 2020 and 2019.

        The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2020	31 December 2019	31 December 2018
Short-term benefits	86,478	78,775	80,868
Termination benefits	6,548	56,720	121
Share based payments	5,760	6,247	11,473
Long-term benefits	1,085	653	755

	99,871	142,395	93,217

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Related parties (Continued)

        The following transactions occurred with related parties:

Revenue from related parties	2020	2019	2018
Enerji Piyasalari Isletme A.S. ("EPIAS")(**)	23,737	—	—
Turk Hava Yollari A.S. ("THY")(**)	14,374	—	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. ("Turksat")(**)	10,408	—	—
Ziraat Bankasi(**)	10,285	—	—
Turkiye Vakiflar Bankasi TAO ("Vakifbank")(**)	6,234	—	—
Borsa Istanbul A.S. ("BIST")(**)	3,458	—	—
Gunes Express Havacilik A.S. ("Sun Express")(**)	2,867	—	—
Turkiye Halk Bankasi A.S. ("Halkbank")(**)	2,296	—	—
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. ("Sofra")	1,221	—	—
Posta ve Telgraf Teskilati A.S. ("PTT")(**)	870	—	—
Kredi Kayit Burosu A.S. ("KKB")(**)	657	—	—
Sonera Holding	—	772,436	—
Kyivstar GSM JSC ("Kyivstar")(*)	—	27,050	52,946
Telia Carrier Germany GmbH ("Telia Carrier")	—	12,934	7,941
Vimpelcom OJSC ("Vimpelcom")(*)	—	6,191	5,418
Other	6,206	7,004	8,176

	82,613	825,615	74,481

Related party expenses	2020	2019	2018
EPIAS(**)	80,689	—	—
Sofra	25,477	8,874	—
Turksat(**)	14,023	—	—
Boru Hatlari Ile Petrol Tasima A.S. ("BOTAS")(**)	3,654	—	—
PTT(**)	1,682	—	—
Kyivstar(*)	—	40,210	77,174
Telia Carrier	—	7,503	6,047
Vimpelcom(*)	—	1,228	2,751
Wind Telecomunicazioni S.P.A. ("Wind")(*)	—	274	4,812
Turkcell Vakfi	—	—	44,247
Other	2,071	2,000	9,878

	127,596	60,089	144,909

(*)
Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019.

(**)
Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Related parties (Continued)

        Details of the financial assets and liabilities with related parties as of 31 December 2020 and 2019 are as follows:

	31 December 2020	31 December 2019
Banks—Time deposits	6,713,484	—
Banks—Demand deposits	106,799	—
Other cash and cash equivalents	8,354	—
Bank borrowings	(55,902)	—
Debt securities issued	(50,866)	—
Lease liabilities	(65,577)	—

	6,656,292	—

        As of 31 December 2020, the amount of letters of guarantee given to the related parties is TL 67,455 (31 December 2019: None).

        Details of the time deposits at related parties as of 31 December 2020 are as follows:

	31 December 2020	31 December 2019
Ziraat Bankasi	2,338,812	—
Vakifbank	2,307,202	—
Halkbank	1,904,505	—
Ziraat Katilim Bankasi A.S.	162,965	—

	6,713,484	—

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
796,073	USD	2.9%	January 2021	5,843,574
610,140	TRY	17.4%	January 2021	610,140
28,838	EUR	1.5%	January 2021	259,770

				6,713,484

        Details of the bank borrowings at related parties as of 31 December 2020 are as follows:

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
49,993	RMB	5.2%	June 2021	55,902

				55,902

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Related parties (Continued)

        Details of the debt securities issued at related parties as of 31 December 2020 are as follows:

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
50,000	TRY	15.0%	March 2021	50,866

				50,866

        Details of the lease liabilities at related parties as of 31 December 2020 are as follows:

Currency	Effective Interest Rate	Payment Period	31 December 2020
EUR	0.2% - 3.7%	2021 - 2024	65,202
TRY	12.8% - 26.8%	2021	341
USD	4.0%	2023	34

			65,577

Interest income from related parties:

	2020	2019	2018
Ziraat Bankasi	33,838	—	—
Halkbank	32,762	—	—
Vakifbank	27,509	—	—
Other	1,611	—	—

	95,720	—	—

Interest expense to related parties:

	2020	2019	2018
Halkbank	1,968	—	—
Ziraat Bankasi	1,736	—	—
Ziraat Yatirim Menkul Degerler A.S.	506	—	—
Other	65	—	—

	4,275	—	—

        Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40. Subsidiaries

        The Group's ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2020 and 31 December 2019 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	31 December 2020 (%)	31 December 2019 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler(1)	Turkey	Development and providing of digital services and products	100	—
Lifecell Bulut(1)	Turkey	Cloud solutions services	100	—
Lifecell TV(1)	Turkey	Online radio, television and on-demand streaming services	100	—
Lifecell Muzik(1)	Turkey	Radio, television and on-demand streaming services	100	—
Global Tower	Turkey	Telecommunications infrastructure business	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP Digital(2)	Netherlands	Providing digital services and products	100	—
BiP Iletisim(2)	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek(3)	Turkey	Information and entertainment services	—	55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40. Subsidiaries (Continued)

			Effective Ownership Interest
Associates Name	Country of Incorporation	Business	31 December 2020 (%)	31 December 2019 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	19	19

			Effective Ownership Interest
Joint Venture Name	Country of Incorporation	Business	31 December 2020 (%)	31 December 2019 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(1)
On 28 February 2020, Lifecell Dijital Servisler, which will develop and provide digital services and products, was incorporated by Turktell, a subsidiary of the Group, under the laws of Republic of Turkey. On 21 April 2020, Lifecell Bulut, which will provide cloud solutions services, Lifecell TV, which will provide online radio, television and on-demand streaming services and Lifecell Muzik, which will provide radio, television and on-demand streaming services, were incorporated by Lifecell Dijital Servisler which is 100% owned by Turktell, a subsidiary of the Group.

(2)
On 21 July 2020, the trade name of TOFAS was changed to Lifecell Iletisim and its business activity is determined and announced as providing telecommunication services. On 7 September 2020, Lifecell Digital Communication Technologies B.V ("Lifecell Communication"), which will provide digital services and products, was incorporated by Lifecell Ventures, a subsidiary of the Group. On 30 September 2020, 100% of the shares of Lifecell Iletisim were transferred to Lifecell Communication and the transaction was registered and announced as of 12 October 2020. The trade names of Lifecell Communication and Lifecell Iletisim were changed to BiP Digital and BiP Iletisim on 4 December and 14 December 2020, respectively.

(3)
The Company has signed a definitive agreement on 29 July 2020 to transfer its total shareholding in Inteltek to other shareholder of aforementioned, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on 30 September 2020. The final value of the transaction is realized as TL 6,063. Subsequently, the Company loses its control over Inteltek. This transaction has no material effect on the Group's financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40. Subsidiaries (Continued)

        Details of non-wholly owned subsidiaries that have material non-controlling interests in the Company are disclosed below:

		Proportion of ownership interests and voting rights held by non-controlling interest
				Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
	Place of incorporation and principal place of business
Name of subsidiary		31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Individually immaterial subsidiaries with non—controlling interest				2,534	21	171	148
Inteltek	Turkey	—	45.00%	—	30,182	—	36,307

				2,534	30,203	171	36,455

        Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	31 December 2020	31 December 2019
Inteltek
Current assets	—	84,896
Non-current assets	—	6,516
Current liabilities	—	6,286
Non-current liabilities	—	4,444
Equity attributable to owners	—	80,682
	2020	2019
Revenue	—	141,783
(Expenses) / Income (net)	—	(74,711)
Gain on Sale of Investments	—	—

Profit for the year	—	67,072

Other comprehensive income/(loss) for the year	—	640
Dividend paid to non-controlling interests	—	(125,027)
Net cash (outflow)/inflow from operating activities	—	(63,238)
Net cash inflow from investing activities	—	20,001
Net cash outflow from financing activities	—	(277,837)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	—	14,979

Net cash (outflow)/inflow	—	(306,095)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40. Subsidiaries (Continued)

        Inteltek operated games of chance and assigned mobile sub agencies to operate the fixed odds and paramutual betting games basing on the agreements executed with Spor Toto. The term of the agreement executed between Spor Toto and Inteltek has been expired on 29 August 2019. In this context, activities of Inteltek ceased on 29 August 2019. The Company has signed a definitive agreement on 29 July 2020 to transfer its total shareholding in Inteltek to other shareholder of aforementioned, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on 30 September 2020 (Note 40).

41. Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2020	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)
Cash inflows	(494,987)	(22,983,201)	—	(23,478,188)	2,085,585	(21,392,603)
Cash outflows	885,647	26,817,471	1,302,335	29,005,453	(866,650)	28,138,803
Other non-cash movements	(1,787,424)	(3,152,370)	(1,868,166)	(6,807,960)	(1,179,505)	(7,987,465)

Balance at 31 December 2020	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2019	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)
Cash inflows	(311,649)	(29,060,490)	—	(29,372,139)	1,924,363	(27,447,776)
Cash outflows	563,241	32,003,647	1,215,320	33,782,208	(1,101,876)	32,680,332
Other non-cash movements	(1,006,820)	(2,219,012)	(1,334,419)	(4,560,251)	(1,254,388)	(5,814,639)

Balance at 31 December 2019	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)

42. Subsequent events

        On 8 January 2021, the Group announced that its subsidiary, Turkcell Odeme, shall issue management agreement based lease certificates in accordance with capital markets legislation through an asset leasing company at an amount of up to TL 200,000, with maturities up to 12 months, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

        In accordance with the resolution of TOGG's board of directors, the Group made capital advance payments to TOGG amounting to TL 103,626 in January, February and March 2021.

        On 15 April 2021, the Company's General Assembly has approved a dividend distribution for the year ended 31 December 2020 amounting to TL 2,585,787; this represents a gross cash dividend of full TL 1.17536 per share. The dividend will be paid to the shareholders in three instalments on 30 April, 30 July and 27 October 2021.

        On 22 April 2021, a temporary article is added to the Turkey's Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law's date of publication. It is expected to continue with 20% afterwards.