Form 20-F
period 2021-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2022-04-14
CIK 1071321

As filed with the Securities and Exchange Commission on April 14, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name into English)

Republic of Turkey (Jurisdiction of Incorporation or Organization)

Mr. Ali Serdar Yagci
Telephone: +90 212 313 18 88
Facsimile: +90 216 504 40 58
Turkcell Kucukyali Plaza
Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe
Istanbul, Turkey
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Turkcell Kucukyali Plaza Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe Istanbul, Turkey (Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares Nominal Value TRY 1.000* American Depositary Shares, each representing 2.5 ordinary shares	TKC	New York Stock Exchange New York Stock Exchange

*	Not for trading on the NYSE, but only in connection with the registration of ADSs representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,200,000,000 Ordinary Shares comprising:

Ordinary Shares, Group A, Nominal Value TRY 1.000 330,000,000

Ordinary Shares, Group B, Nominal Value TRY 1.000 1,870,000,000

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

Large Accelerated Filer ⌧	Accelerated Filer ◻	Non-Accelerated Filer ◻	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

This is the 2021 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires. When referring to our subsidiaries in this annual report, we generally use the trade names under which they operate. Full legal names can be found in the Exhibit 8.1.

Our audited annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2021 and 2020 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021 (“Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding total market size in Turkey are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TurkStat”) announcements pertaining to the Turkish population.

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

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, the following risk factors that we face:

●	competition from our historic competitors and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkey with respect to certain technologies;
●	interests in several companies outside of Turkey that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect;
●	our growth strategy being partly dependent on new investment opportunities, including those outside our core telecom activities;
●	instability in the political environment, in the economy, and in the financial markets in Turkey;
●	foreign exchange rate risks which could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms;
●	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;
●	regulatory decisions and changes in the regulatory environment;
●	failure by us, our local partners or any of our key suppliers, to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or the risk of those becoming subject to international sanctions;
●	risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers, as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete;
●	various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G license and alleged health risks and zoning limitations related to our base transceiver stations;
●	our two major shareholders whose interest may not be aligned with those of other shareholders;
●	legal actions and claims to which we are a party;
●	material amount of deferred tax assets which is subject to significant judgement by our management, and the risks with regard to the recognitions and recoverability of these assets;
●	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;

●	our ability to retain key personnel, our partners and their employees; and
●	volatility in the market price of our ADSs, and the risks related to ADS holders not being entitled to attend shareholders’ meetings.

See Item 3.D below for further detail on these risk factors.

NON-IFRS MEASURES

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other operating income, other operating expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month in monitoring our financial performance. Net income is also considered by our management as an indicator of our overall business performance, which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance, or cash flow from operations as a measure of liquidity.

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

Some of these limitations are:

●	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
●	it does not reflect changes in, or cash requirements for, our working capital needs;
●	it excludes the share of profit or loss of equity announced investees and discontinued operations;
●	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
●	it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
●	it does not reflect other income and expense items which are generally beyond the scope of our ordinary operations;
●	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and
●	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

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

3.A [Reserved]

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

The majority of our revenue comes from our operations in Turkey, which is a highly competitive market. Competition in this market and regulatory actions that limit our ability to respond effectively to competitive pressures may adversely affect the growth of our business and our financial condition. If the competition we face intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition.

The competition that we face includes price-driven competition from other major telecom operators (in particular Vodafone Turkey and Turk Telekom) and from potential new entrants. We expect to experience continued price-driven competition. If we do not respond effectively to this competition, the growth of our business and our financial condition may be negatively affected.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling xDSL from the incumbent operator Turk Telekom and we are dependent on their service quality in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customers and lead to churn of our xDSL subscribers. Also, any price increase in Turk Telekom wholesale tariffs may not be fully reflected to consumer prices by Turk Telekom’s retail brand TTNET A.S., which may lead to margin squeeze, reduce our ability to effectively compete and eventually may cause churn of our xDSL subscribers.

As we increase our offering of digital services, we also find ourselves increasingly in competition with not only local digital services developers but also major international companies (WhatsApp, YouTube, Spotify, Netflix, etc.) that specialize in the development of internet applications and services (namely “over-the-top”, or “OTT” services). Several of these global players’ platforms are now offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. They also sometimes enter into partnerships with local operators in Turkey. In addition, newer applications from both established developers and operators and less well-known ones are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had and is expected to continue to have an adverse impact on our revenues.

Moreover, we also face increasing local and global competition in the wholesale market and operations and information technologies sector, which affects our pricing and collaborations with global partners and international partners.

Regulatory actions, in large part from the ICTA, Turkey’s principal telecommunications regulator, have been a significant factor in shaping the development of the Turkish telecommunications market and have adversely affected our ability to price our services and to respond to changes in the market. Regulatory actions have often favored our competitors. The ICTA may in the future act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. To the extent that inflation in the Turkish market requires us to make increasingly frequent price adjustments, regulatory impediments to such adjustments could have an adverse effect on our profitability and financial condition.

Our growth strategy is partly dependent on making investments in new opportunities, which could affect our business and financial condition. This includes investments in businesses outside of our core telecom activities.

In addition to growing our existing business, our strategy for growth involves seeking out new investment opportunities and participating in those meeting our criteria. This includes external growth opportunities principally in Turkey. New investments may require significant expenditures, including new debt financing, and may not achieve expected returns or returns that are in line with those of our core business in Turkey, which may result in value erosion for our shareholders. New investments may also increase our exposure to the businesses and countries in which we currently operate, and may expose us to new markets in those countries. Our new investments have included and are likely to continue to include investments in new business and services in areas outside of the scope of our core business, in particular digital businesses. These other businesses are subject to risks that are in many respects different from those of our telecom business. In order to succeed in these new businesses, we will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. These businesses have included:

●	Financial services, including, for instance, insurance, providing credit, payment intermediation and bill payment services, which exposes us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and hold. As such, our finance business, Financell, which manages the working capital requirements and bad debt expenses arising from the demand in the Turkish market for bundled offers featuring both communications services and a communications device, particularly a smartphone or a tablet, carried a total of TRY 2.2 billion in loans outstanding at December 31, 2021. Our cost of risk may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of an economic slowdown in Turkey. This may lead to losses and eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio, which is likely to affect the profitability of our finance company. This activity may be negatively affected by prolonged COVID-19 lockdown measures limiting our store traffic, and by financial conditions, particularly interest rates and foreign exchange rates since most devices’ pricing is largely dependent on hard currencies. We have reduced the paid in capital of Financell from TRY 575 million to TRY 200 million in February 2021. Although this is intended to raise our debt-to-equity leverage, the funding need arising from this move may negatively affect our profitability to the extent that there is a significant hike in market interest rates. Further, we are diversifying Financell’s portfolio with new products as well as new customer segments such as fixed broadband customers, SMEs and corporates for their digital infrastructure needs, where the return on investment may not meet our expectations. Additionally, the volatility in economic conditions could have an adverse effect on the financial system and this may lead to an increase in our non-performing loans in the SME and corporate segment. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our finance business.

●	Our mobile payment business Paycell is also subject to regulation and oversight by government agencies, which exposes us to complex and frequently changing rules and regulations that could affect the size of our business and availability of our services. Furthermore, intensifying competition from existing competitors, emerging new businesses and well-established companies in other industries entering the payments and e-money businesses could affect Paycell in the future. We face these risks in the Turkish market in which our mobile payment business is concentrated, and also in the international markets in which it is operating (we currently have limited services in Ukraine, which may be affected by the current situation, and Northern Cyprus) and into which it is intended to expand (notably the EU).

Paycell is also one of the founding partners of Sofra, mainly involved in the provision of services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, as well as vehicle payments and smart keys. The financial success of this company cannot be assured, as its growth is largely dependent on its capacity to penetrate a highly competitive market which is largely controlled by a few key players. Additionally, all three Sofra stakeholders share equal rights, namely in terms of board nominations, and the unanimous consent of the shareholders is required in the context of general assemblies, thereby possibly slowing down the decision-making process and affecting our ability to execute business decisions and take other actions that we consider to be in the best interest of the company.

●	Our subsidiary Global Tower operates a large portfolio of telecommunication towers in several countries, exposing us to risks associated with the expiry, non-renewal or termination of certain concessions or licenses of Turkcell, in which case Turkcell may be forced to transfer to the ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations. In 2021, we also saw increased competition from the local and international tower companies, which may put pressure on our pricing ability and tenancy ratios. Increasing commodity prices in 2021, especially for metals, may pressure our cost margins while building new towers. Our mobile telecom subsidiaries outside of Turkey also face similar risks in their respective markets and, in addition, in Ukraine, the military actions undertaken and the uncertainties regarding future territorial control place our towers and equipment there at risk.

●	We are offering services to other operators through our subsidiary Lifecell Ventures. Lifecell Ventures’ business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. We cannot ensure the commercial success or profitability of this business, which depends on our and our partners’ ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through additional digital services commercial agreements and similar agreements, we will face increasing reputational, regulative and commercial risks in those new markets, both directly and through our local partners.

●	We are a part of a joint venture in electric and connected cars (Togg) where our Company is one of the founding partners and increased its shareholding from 19% to 23% on May 31, 2021. Our Company acts as the technology partner of Togg in which we face new risks, namely in relation to development, technology, manufacturing process as well as financial risks. The initial capital agreed upon stands at EUR 500 million, to which all parties have committed to contribute as per the level of their individual stakes.

●	Our subsidiary Turkcell Enerji, engaged in electricity trading and wholesale and retail sales, exposes us to risks related to energy prices that are directly related to exchange rates and energy regulation. Further risks could be named as regulatory risks and actions that bring market risks to energy costs, the available supply of natural gas and the risk of trading electricity on commercially non-viable terms for short periods. In addition, the owned capacity in renewable energy investments of Turkcell Enerji increases with the acquisition of Boyut Enerji which owns the Karadag Wind Power Plant located in Izmir, Turkey, with a mechanical generation power of 18MW. The license period of the power plant will expire in 2057, and it has a government purchase guarantee until the end of 2026. This acquisition brings additional operational, financial, regulatory and other risks related to the power generation business. The profit margin in the energy business is currently lower than that of our telecommunications businesses.

●	With the increased demand for digitalization, we have been using our digital platforms, notably our dedicated website, our Digital Operator application and the Turkcell My Company app (for corporate customers), more actively. Growth in digital platforms has expanded our service and products offering which, in return, has brought technical, logistics and brand perception risks. Any failure in delivering any of these services or products on-time, for which we also depend on third-party service providers, may result in customer dissatisfaction, increased customer complaints and impact our brand perception, and result operational, financial, regulatory and other risks. In addition, our ambition to acquire customers through digital platforms is heavily dependent on applicable regulations. As of March 1, 2021, a new regulation that allows online digital acquisition has been announced, however the customer acquisition process is in our view too complex to be viable, which will impact our digital customer acquisition plans.

●	We recently announced the establishment of a Venture Capital Investment Fund (VCIF) with a professional fund management company, in order to invest in ventures that we believe are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. We expect to invest up to TRY 250 million in the fund.

Through these and other investments, we are exposed to markets, regulators, suppliers, competitors and consumers that are outside of our core telecom businesses, in areas in which we may have less expertise and experience than in those core businesses. These investments require significant management time and financial resources, and failure may damage our reputation. In addition to the foregoing, the Turkish Commercial Code and related legislation may require us to provide new capital or other financial support to certain of our controlled subsidiaries, which may divert resources from other needs.

In a number of these cases, our investments are made through joint ventures and partnerships, which we do not fully control, and which expose us to risks associated with the other participants in these ventures and partnerships. This includes in particular the risk of strategic disagreement with them and the risk of their financial default. Furthermore, as a minority participant in an investment, we might encounter difficulties in protecting our shareholder rights. Furthermore, we may face risks in respect of the actions of the other parties in the investment or venture, for example violating anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and European Union regulations as well as applicable economic sanctions and embargoes and other risks. For further information relating to the corruption and sanctions laws to which we are subject, see—“If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.” below.

We may also pursue opportunities which include alliances, such as MVNOs, management service agreements, branding and know-how support services, digital services cooperation and marketing partnerships.

In addition, if an asset in which we have invested does not provide the expected returns, we may consider disposal at a sale price that may be below carrying value or liquidation.

We hold interests in several companies outside of Turkey that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Turkcell Group has investments in several emerging or developing markets, including Ukraine, Belarus and the Turkish Republic of Northern Cyprus and has activities that involve other emerging or developing markets. We may also make investments in countries in which we are already present, in order to leverage our experience and technological base developed in other markets or to increase our level of control in existing businesses. Legal systems, institutions, commercial practices and economies in those markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by fraud or corruption, we could incur significant penalties under applicable anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act, as well as reputational harm. Turkcell Group also retains potential liability with regards to its divested businesses. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

●	The actions undertaken by Russian military forces against Ukraine in the beginning of 2022 have put our Ukrainian businesses (lifecell, UkrTower, Global LLC and Paycell LLC) at risk and are creating and are likely to continue creating substantial disruptions in the region. For the year ended December 31, 2021, net sales from Ukraine operations were approximately 8% of the Company’s consolidated net sales, and constituted 11% of Group assets, and we employ 1,828 individuals in Ukraine. A number of our BTS sites have been damaged and our control over our BTS sites and business may be compromised by any degradation in Ukraine’s territorial integrity, whether as a result of military action or any ensuing situation. As a result of the crisis in the Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services and impaired our assets in Crimea in the end of of 2014. Furthermore, due to the past political crisis in the uncontrolled part of the Donetsk and Luhansk regions (ATO Zone) in the fourth quarter of 2017, we were eventually obliged to discontinue services and impaired our assets during years 2015-2017. These factors may lead to an impairment of the value of our assets in Ukraine. Although we are unable to predict the likely course or duration of these events, the war in Ukraine could materially disrupt our Ukrainian operations, including our financial and banking transactions, increase our costs,- through, inter alia, increased costs of compliance, an impact on cash flows, system failure or cybersecurity breaches, may disrupt future planned development capabilities in Ukraine, cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupting banks and other critical infrastructure necessary to conduct business in Ukraine. We also face a risk of loss of control or expropriation of our assets.

In Ukraine, according to National Bank of Ukraine (“NBU”) the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by 3.5% in 2021 following a depreciation by 19.4% in 2020. The UAH further depreciated by 6.8% against the U.S. Dollar as of April 1, 2022 as compared to closing rates on December 31, 2021. Inflation followed a downward path until the last quarter of 2021, due to weakening food prices amid more ample supply and a decrease in economic activity. In view of the current situation, it is not possible to make any reliable assessment of the outlook for the Ukrainian economy.

Apart from economic and political risks, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets or monetize the investments we had into lifecell. Weaknesses of state institutions, civil unrest and economic turbulence have also adversely affected the overall economic situation in Ukraine. These risks have affected and could adversely affect our result of operations.

●	In March 2022, the EU, US, UK and certain other countries have imposed significant new sanctions on Belarusian persons, entities and export controls on Belarus, and as per the official announcements of the US Treasury Department and Department of Commerce, Ministry of International Trade of Great Britain and the Council of Europe, the reason for imposed sanctions are stated as Belarus’s involvement in the aggression. Imposed sanctions and limitations hereof, would materially adversely affect the economic climate in Belarus and may affect our access to imported equipment and software. These factors may lead to a decline in our operating performance, our ability to make future investments and an impairment of the value of our assets there.

On March 31, 2022 the Edict No. 131 "On the Development of Mass Media" was signed. The Edict establishes a fee for the placement of advertising and increase the value added tax rate for the data transmission services from 25% to 26%.

In January 2022, the Republican Unitary Enterprise Beltelecom gained a license to provide mobile communications services, which will allow the company to compete in the mobile communications market.

Another source of political uncertainty is the controversial presidential election held in 2020, which caused protests and strikes. During 2020 and 2021, the US, UK, Canada and the EU imposed sanctions after the election against Belarus and certain Belarussian entities and persons.

In Belarus, inflation accelerated to 9.97% in 2021 from 7.36 % in 2020, according to the data provided by the National Statistical Committee of the Republic of Belarus, and National Bank refinancing rate was increased up from 9.25% to 12%. As of April 1, 2022 the local currency devaluated by 14.3% based on the National Bank of Republic of Belarus. Macroeconomic stability is fragile due to the country’s reliance on the Russian economy and political instability.

In Belarus, we also face regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. These risks have affected and could adversely affect our reputation and results of operations.

Furthermore, an official Edict which defines the legal framework for a multiyear investment and modernization plan involving BeST in which we expect to participate has recently been announced.

●	An IMT spectrum tender may be held in the near future in Turkish Republic of Northern Cyprus, where we have a subsidiary called Kibris Telekom. The draft rules of the tender for consultations were issued in December 2019. As per the draft tender terms, all currently allocated and the new spectrum will be technology-neutral and the operators will be able to use them for any technology (e.g. 2G, 3G, 4G or 5G), thereby increasing the efficient use of the spectrum and operational flexibility. Such tender may require additional investments, including in fiber, which would in addition require us to obtain permits that we have no certainty of receiving and without which 4G network profitability would be difficult to achieve. This tender also prevents the traffic congestion in 3G network, which was improved by additional spectrum allocation for a temporary period, which will end on September 2022. There may be a risk of congestion, non-compliance with the required levels of service and a decrease in customer satisfaction if additional spectrum is not allocated afterwards. Also, in the upcoming period the incumbent telecom operator, TRNC Telecommunications Office may be restructured as a public-private partnership. We may consider participating in this process and face the risk that if the restructure were to be awarded to one of our main competitors, this would adversely affect our growth and our competitiveness in the region. Further, this restructure may include the issuance of a third mobile license, which may increase the competition and adversely affect our results. Additionally, The National Regulatory Authority designated Kibris Telekom as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Kibris Telekom is obliged to provide access and call origination services to MVNOs. There are currently two companies that have MVNO licenses. This may adversely affect our business and financial condition, and a new operator may increase competition in the market.

In the past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capital expenditure requirements and loss of revenues.

Our international subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles. For some of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments and we may be required to establish new legal entities or engage in new business lines due to our business needs or recently introduced regulations.

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

The majority of our business and assets are in Turkey, and thus instability in the political environment, in the economy and in the financial markets in Turkey may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had and are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. Additionally, the COVID-19 pandemic has created and may continue to create additional uncertainty regarding the outlook for Turkey and for our business. Any deterioration in the general economic outlook for Turkey may negatively affect our mobile, fixed and techfin businesses. Geopolitical and domestic political factors are other sources of uncertainty and impose further risks on the country’s economy. These various factors have had a negative influence on our share price, and no assurance can be given that they will not continue to do so.

Turkey has, from time to time, experienced volatile political, economic and social conditions. At the beginning of 2021 annual inflation in Turkey was 15.0% while the policy rate of the Central Bank of the Republic of Turkey (CBRT) was 17.0%. In reaction to inflationary risks, the policy rate was raised to 19.0% on March 18, 2021 by the governor who was then replaced on March 20, 2021 by the current governor, the fourth central bank governor in the last two years. Turkey then reduced its policy rate to 14.0% from 19.0%. The success of Turkey’s new economic model, with lower interest rates intended to boost economic growth and exports and decrease the current account deficit, remains to be seen in 2022. Turkish growth outpaced all its peers and grew by 11% in the last year. Turkish inflation rose to a 19 year high of 36.1% in December 2021 and as of March 2022 further increased to 61.1% and higher levels of inflation are expected in 2022. If Turkey were to be deemed to be a “hyperinflationary economy” under applicable IAS standards, we would be required to make changes to our financial reporting, which could have an impact on the preparation of our IFRS financial reports and on their timeliness.

Meanwhile, the Turkish Lira which traded at 7.44 to the US Dollar at the beginning of 2021 depreciated as high as to 18.36 level in December 2021. President Recep Tayyip Erdogan announced an emergency plan to curb the lira’s unprecedented depreciation and protect investors. Notable measures include a Treasury guarantee returns on lira-denominated deposits, intended to reduce spot demand for foreign exchange and another Treasury guarantee mechanism intended to incentivize conversion of FX deposits into FX-linked lira. Following the announcement of those measures, the USD/TRY exchange rate initially improved to 10.25 in late-December 2021 and closed the year at 13.30. As of April 1, 2022 the rate was at 14.65 due to increasing geopolitical tensions, and looks not to find its short-term equilibrium yet.

The COVID-19 pandemic has caused a substantial slowdown in the Turkish economy, as evidenced by the sharp fall in investments, exports and industrial production. Turkey has been and will continue to be affected by this pandemic. Although the current vaccine roll-outs in Turkey and internationally decreased the negative effects of the pandemic, low efficacy and new variants of COVID-19, among other factors, may lead to renewed lockdowns and other measures in Turkey and abroad, including travel restrictions, the closure of stores (including ours), the promotion of social distancing and the adoption of work-from-home by companies and institutions, leading to a slowdown in economic activity and a significant deterioration in consumer purchasing power and consumption (including roaming), which in turn could have a material negative impact on our revenues and/or require additional unexpected cash outflows in response to the COVID-19 pandemic, which could further erode liquidity and increase borrowing requirements. In addition, the Government’s measures have been and may continue to be costly and will thus add to Turkey’s state debt, resulting in additional pressure on the value of the TRY relative to other currencies. Further, our subscribers’ use of home internet services has increased, resulting in lower use of our mobile data services. Although we have made significant investments to adapt our network to the increase in internet traffic, no assurance can be given that we will successfully meet demand or that we will monetize this investment. Additionally, the increased mobile network traffic might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive capacity and also have an impact on our results of operations. Although we have been able to adapt our business operations in Turkey and abroad to the conditions under the COVID-19 pandemic, its impact on our business and financial condition may be more detrimental than we can envisage should the duration and severity of the pandemic be beyond our assumptions.

More generally, in our view, among the other major threats to the Turkish and global economy in 2022 are the continuing war between Russia and Ukraine, continuing regional conflicts (such as in Syria, Armenia/Azerbaijan), rising global inflation and commodity, energy and food prices, sanctions against Russia and possibly its allies, the strength of China’s economy and its position with regards to Russia, protectionism and new variants of COVID-19. There can be no assurance that these and other economic, political and geopolitical factors will not have an impact on Turkey and will not cause further deterioration of the Turkish economy and, in turn, our business, financial condition and results of operations.

Continuing unfavorable economic conditions, such as the accelerated inflation and devaluation in Turkish Lira and the other factors cited above, may result in a significant deterioration in purchasing power and/or in the spending patterns of our customers (both individual and corporate) and could negatively affect the affordability of some of our products and services. In such conditions, customers may reduce purchases of our products and services, downsize their tariffs/plans or choose lower-cost products and services offered by other companies. These conditions may impact our ability to increase the prices of our services and sustain or grow ARPU levels. Furthermore, our ability to increase prices in response to inflation, for postpaid customers, fixed broadband customers and for some of our digital services, may be further limited by the duration of their contracts. These factors may cause our revenues to decrease in real terms.

Continuing unfavorable economic conditions, including inflation, currency depreciation, rising wages and energy prices and the other factors cited above, are also expected to continue to increase our costs, reducing our profitability and adversely impacting our margins.

More generally, these global and local macroeconomic volatilities may adversely impact execution of our strategies, including our ability to take strategic actions with respect to the composition of our portfolio of our assets.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi (“CNY”), Ukrainian Hryvnia (“UAH”), and Belarusian Ruble (“BYN”). Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble versus U.S. Dollars, Euros, and Chinese Renminbi, have had and may continue to have an unfavorable impact on us. In particular, a substantial majority of our capital expenditure is currently, and is expected to continue to be, denominated in U.S. Dollars, Euros and Renminbi, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. As of December 31, 2021, our total debt was TRY 36,778.1 million (including TRY 2,905.9 million of lease obligations). Consolidated debt breakdown (excluding lease obligations) as of December 31, 2021 by currency was as follows: Turkcell Turkey’s debt was TRY 30,609.2 million, of which TRY 18,018.4 million (US$ 1,351.8 million) was denominated in US$, TRY 9,188.5 million (EUR 609.0 million ) in EUR, TRY 930.4 million (CNY 446.4 million) in CNY and the remaining TRY 2,471.9 million in TRY. Techfin’s debt was TRY 1,321.3 million, of which TRY 284.2 million (US$ 21.3 million) was denominated in US$, and TRY 362.2 million (EUR 24.0 million) in EUR with the remaining TRY 674.9 million in TRY. The debt balance of lifecell (Ukraine) was TRY 1,713.1 million all denominated in UAH. The debt balance of Boyut Enerji was TRY 228.7 million all denominated in US$.

Further devaluation of the Turkish Lira could further affect and limit our investment plans in the future. Also, the financing of infrastructure investments (including our universal service obligations for the installation of infrastructure in uncovered areas of Turkey), potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. The effect of the depreciation in TRY has historically been reflected in inflation rates within 3 to 6 months on average. The exchange rate pass through in Turkey has historically been reflected in the inflation rate with an additional 3.0 points of inflation on average in response to a 10% depreciation in domestic currency on average. See “Item 8. Financial Information” and Note 37 to our Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We are also exposed to currency exchange rates on the prices of the smartphones that we rely on for the promotion of our digital and data services. Coupled with deterioration in purchasing power of customers, Turkish Lira depreciation has made smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for our services, which has and may continue to have a negative impact on our revenues and profitability.

According to the CBRT, the TRY depreciated by 81.6% against the U.S. Dollar and 67.5% against the Euro in 2021. As of April 1, 2022, according to the CBRT, the TRY has depreciated a further 9.0% against the U.S. Dollar and 7.5% against the Euro compared to the closing rates on December 31, 2021. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. The increase in public debt in Turkey may also continue to result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see—“Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing” below.

In several of the other countries in which we have businesses, in particular Ukraine and Belarus, there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries. The current military actions in Ukraine and the ensuing geopolitical repercussions have had and are expected to continue to have a significant adverse effect on both the UAH and BYN. Both currencies are subject to limits on transfer and conversion and are vulnerable to further devaluation. The BYN is also exposed to the effects of international sanctions on Russia and its allies.

Any significant fluctuations in the value of the TRY relative to the other currencies discussed above and any devaluation of the TRY, UAH and BYN could have an adverse effect on our business, financial condition and results of operations.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we expect to continue to face increased funding needs, in particular to finance our technological expansion and investments. Increased funding needs and reduced liquidity may lead to an increase in our borrowing requirements and thus our borrowing costs. Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly, to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

We expect to continue to experience moderate cash outflows in relation to new licenses and network roll-out, as well as rising fiber development and dividend payments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than the trend of our historic dividend pay-outs.

Our working capital requirements have increased in the last years in particular after our finance company began its operations. The BRSA’s existing regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly in the recent years. However, working capital requirements could once again increase should the BRSA increase the maximum number of installments on mobile phone related loans, which it has already done for refurbished phones, which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce our liquidity.

With respect to currency risk, we enter into derivative transactions and endeavor to keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2021, as a result of fair value changes in derivative instruments, net derivative assets of TRY 2,057 million are recognized in our Consolidated Financial Statements. However, derivative transactions have costs which in the current environment are increasing and may not fully cover all the risks faced by the Group, and significant judgment is used by our management to determine the fair value of these instruments due to the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Critical Accounting Policies” in Part III, Item 5 - Operating and Financial Review and Prospects. Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

As of December 31, 2021, our total debt was TRY 36,778.1 million, of which TRY 23,590.4 million consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been decreasing within the last year but could expose us to increased costs if rates increase. In 2015, we arranged a number of financing facilities with a principal amount of approximately USD 2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this financing amount, we issued a 10-year Eurobond with an aggregate principal amount of $500 million and utilized USD 500 million in October 2015, which was followed by a EUR 1.25 billion 10-year loan facility from the China Development Bank (“CDB”). EUR 500 million of this facility was immediately utilized. EUR 195 million, USD 325 million and RMB 251 million were subsequently utilized from this facility until its availability period expired in April 2019. Furthermore, in June 2016 we utilized USD 500 million and EUR 445 million under a 5-year club loan agreement with five international banks, the repayment of which was completed on March 23, 2020.

In April 2018, we issued another 10-year Eurobond with an aggregate principal amount of USD 500 million and a fixed coupon rate of 5.80% per annum in order to finance upcoming debt service. In 2019, we entered into a USD 150 million 10-year export finance facility covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor, and a EUR 50 million three-year sustainability linked loan with an international lender in order to refinance existing indebtedness. In March 2020, we signed EUR 50 million five-year green loan to finance sustainable investments. In August 2020, we signed a EUR 500 million loan package with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. In December 2020, we entered into a USD 90 million, 10-year export finance facility in order to finance our procurement from a global vendor between 2021 and 2023. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan agreement with BNP Paribas. According to the new facility agreement, the maturity of the sustainability linked loan of EUR 50 million was extended from May 2022 to December 2026, and the amount was increased to EUR 70 million, providing EUR 20 million additional financing. As of April 1, 2022, we have committed lines of around USD 530 million in total. No assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements.

In February 2020, a law was enacted in Turkey (Law No. 7222 regarding Amending Banking Law and other Laws) which enables investors to act collectively according to changing conditions, and issuers and investors to agree on changing the terms and conditions of debt instruments in accordance with their interests, which if applied may have a negative effect on the terms and conditions of our debt.

On July 27, 2017, the UK Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and, on March 5, 2021, the FCA further announced the dates on which panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available (immediately after December 31, 2021, in the case of all GBP, EUR, Swiss franc and Japanese yen settings and the 1-week and 2-month USD settings, and immediately after June 30, 2023, in the case of all remaining USD settings). Drawings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018 will bear rates of interest linked to, among other benchmarks, LIBOR, and the agreements related to these facilities will include a rate-replacement mechanism providing for the replacement of LIBOR with a risk-free rate plus a credit adjustment spread. The elimination of the LIBOR benchmark will result in the rate of interest in respect of LIBOR-linked borrowings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018, being determined with reference to such applicable compounded risk-free rate, which could result in such borrowings being subject to a rate of interest that differs from what LIBOR would have been for an equivalent period. In January 2022, we have approached financial institutions to replace LIBOR and/or EURIBOR with a new reference rate and discussions are still ongoing. We will continue to monitor the developments on this matter and aim to take necessary actions if and when possible.

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

In recent years, we have also borrowed to finance the business of Financell, our finance company and the working capital requirements of our subsidiary in Ukraine. We may continue borrowing to finance our infrastructure investments, finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Turkey as short-term TRY loans on an arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

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

We are subject to a significant range of legislative and regulatory requirements, both in Turkey and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services and ability to terminate subscriber contracts, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we communicate with customers, including our ability to contact subscribers with our offers, the requirements imposed on us with respect to the identity verification of subscribers, our ability to implement any planned or future network or infrastructure sharing initiatives as well as our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply, whether or not we agree that such failure took place, may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators. Furthermore, our licenses generally have specified terms and renewal is not assured. In this regard, our 2G license is expiring in 2023, and if we are unable to renew it on satisfactory terms, we may be required to transfer our 2G network to the State and pay for any continued use that we make. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure regulations and actions relating to our voice, SMS, data and value added/digital services have negatively affected our pricing and our ability to design and launch campaigns and offers. For example, the ICTA sets price caps applicable to fees for national/international calls and SMS, activation/deactivation, name/title change, account takeover, MSISDN change, SIM card change, detailed bill information and directory assistance service. The ICTA updates the price caps twice a year in April and October.

In addition, interconnection rates are still set by the ICTA, and further regulatory actions may adversely affect our Company’s wholesale revenues. Namely, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, both of which may adversely affect our business and financial condition. For more information, see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry”.

While we expect that the ICTA regulations will allow us to adjust our prices and rates for inflation on a timely basis, no assurance can be given that this will always be the case.

On July 28, 2020, Turkey amended Law No.5651 on the Regulation of Broadcasts via the Internet and the Prevention of Crimes Committed Through such Broadcasts effective from October 1, 2020, thereby imposing significant obligations on major social media providers, such as the requirement to appoint a representative in Turkey and to host local user data in Turkey, as well as process content removal requests and report these to the ICTA. Social media providers that do not comply may face throttling of their traffic bandwidth by up to 90%, which may affect data usage on our networks and, in return, data revenues.

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkey. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which requires companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulation may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

Furthermore, given that we process personal data, namely of our customers and employees, we are subject to several data protection laws and regulations by the Turkish Personal Data Protection Authority (PDPA), the ICTA and Capital Markets Board. These regulations bring forth significant compliance obligations and our Company must implement and maintain an effective compliance program. Should we fail to properly implement and comply with these data protection laws and regulations, we may face administrative fines and regulatory actions in amounts that can equal to up to 3% of yearly net sales. Changes to such data protection laws may impose more stringent requirements for compliance and result in significant penalties for non-compliance. Additionally, our Company collects personal data, from our digital service products users, such as BiP, fizy, lifebox and TV+, and the scope of this data collection has increased significantly following the implementation of artificial intelligence across our platforms aimed at providing personalized content to our customers. If we or those with whom we share personal data fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in a loss of future business. In addition, the cost and operational consequences relating to the response to breaches and the implementation of remediation measures could be significant.

Taxation and charges are also areas in which we are subject to specific regulations. Notably, we are subject to a Special Communication Tax (“SCT”), which was set at 7.5% across all product lines throughout the year 2020 and was further increased to 10% effective January 30, 2021. Transceiver and receiver unit surcharge payments are set at 5% of monthly net sales since January 2018. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services, and, therefore, our results of operations.

We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA, the CBRT and the Insurance Directorate under Undersecretariat of the Treasury). The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our finance business. As such, in August 2018, February 2019, January 2020 and most recently in December 2021, restrictions on the number of installments depending on the purpose of the loan have been adopted through amendments in the relevant legislation. The maturity of certain type of loans are explicitly determined under the Regulation on the Principles regarding Incorporation and Activities of Financial Leasing, Factoring and Financing Companies. Accordingly, Financell may provide loans of up to three months for mobile phones with a retail price of TRY 5,000 and above and up to twelve months for mobile phones with a retail price below TRY 5,000, down from twenty-four months on average up until mid-2018. Since December 2021, refurbished smartphones with a retail price at or above TRY 5,000 can be offered with a 6-month installment plan. This limitation has negatively affected the growth of smartphone sales and the frequency of renewals in the Turkish market. The long-term growth prospects of our mobile and digital services businesses depend in part on the continuing expansion of the number of smartphone users in the market.

Furthermore, on November 14, 2018, the BRSA promulgated an article applicable to factoring, leasing and financial institutions, restricting the distribution of dividends for 2018 and subjecting the distribution of dividends earned before 2018 to prior approval of the BRSA. On January 28, 2021, the BRSA promulgated an additional article which restricted the distributions of dividends for 2020 and limited by 10% of the net profit of 2020 by prior approval of the BRSA. Further, starting from March 19, 2020, a “cultural fund” of 1% over import value is to be paid for imported or manufactured mobile phones which have voice recording qualifications. The President of Turkey was given the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50% since February 2019. An increase in this tax may negatively impact the number of mobile phones sold in Turkey. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on financing of specific goods or services in the future. Further, Financell’s portfolio was diversified with new products as well as new customer segments such as fixed broadband customers, SMEs and corporates for their digital infrastructure needs, where the return on investment may not meet our expectations. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If this were the case, we may not be able to realize the synergies that we expect from our finance business.

Moreover, pursuant to our services such as TV and music, we are subject to broadcasting and copyright laws and regulations.

Additionally, Turkcell Enerji, which is indirectly wholly-owned subsidiary, holds an electricity supply license from EMRA for the purposes of electricity energy trading and wholesale and retail electricity sales. Boyut Enerji, a subsidiary of Turkcell Enerji, owns a Wind Power Plant located in Turkey has an 18MW mechanical installed capacity and holds an electricity generation license from EMRA. Both Turkcell Enerji and Boyut Enerji are subject to laws and regulations governing the electricity market in Turkey.

Furthermore, Turkcell Foundation is exposed to various Turkish regulatory and legal obligations specific to foundations. As we enter new businesses, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

Notably, in February 2020, the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No. 103 was amended so that administrative fines imposed by the CMB are indexed to public companies’ financial performances instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of pre-tax profit, which if imposed would have a significant negative impact on our results of operations.

In addition to the risks noted above relating to various regulations that we are subject to, differences in the level of regulation on our core telecom businesses and on competitors relying on different technologies may have the effect of distorting competition and placing us at a competitive disadvantage. For example, in the market for internet access services, new generation low earth orbit (LEO) satellite technology is being used to enable internet access globally and, in Turkey, is subject to less stringent regulation than our land-based networks. Even though these services are not presently authorized and thus could not be used in Turkey currently, the authorization regime is less complex than the one applicable to mobile services. This could pose a competitive risk in the mid-term.

If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.

We are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. Bribery and anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the FCPA also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we operate in several countries, and given that some of our clients, or local partners (including those with whom we enter into cooperation agreements or similar agreements), are government-owned entities and that our projects and agreements often require approvals from public officials, we face the risk that our employees, local partners, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be inconsistent with our policies, and could violate anti-corruption laws, including the FCPA and European Union regulations, as well as applicable economic sanctions and embargoes. Our employees, local partners or other parties acting on our behalf or with whom we enter into cooperation agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines, penalties, withdrawal of licenses against us, companies in which we invested, and our and their officers and employees and significant damage to our reputation, and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

In Belarus, 20% of our subsidiary BeST is owned by the State Committee on Property of the Republic of Belarus. As a result of the involvement of Belarus in the Russian actions in respect of Ukraine, various Belarussian entities and persons are currently subject to sanctions imposed by the EU, UK, US and others. While we do not believe that the State Committee on Property of the Republic of Belarus is subject to such sanctions as of the date of the filing of this report, no assurance can be given that the relevant authorities will not take a contrary position or that the scope of the sanctions will not evolve in a way that would subject it to sanctions. If the State Committee on Property of the Republic of Belarus were to be subject to sanctions, we could be deemed to be in violation of such sanctions as a result of our interactions with it, for example, in its capacity as a shareholder of BeST.

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

We are dependent on certain systems and suppliers for information technology (“IT”) and network technology (“NT”) services, and also carry a significant inventory, and our business continuity is at risk due to our exposure to potential natural disasters, pandemic, sabotages, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers and/ or our employees and result in a fine under relevant data protection legislation.

We are heavily dependent on IT and NT systems and services as well as their suppliers, global and local partners and employees for the continuity of our business. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and NT failures and outages due to system deficiencies, human error, natural disasters such as floods and earthquakes, pandemic measures, unsuccessful migration to alternative or improved IT and NT systems, or other factors including but not limited to unintentional third-party interruptions. Notably, a significant portion of Turkey’s population and most of its economic resources are located in a first-degree earthquake risk zone and Turkey has experienced a large number of earthquakes in recent years, which may result in significant damages to the IT and NT systems our business depends upon. These factors also put at risk the inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations.

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

Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which we believe have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and we believe stopped, including those which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely in the context of the ongoing COVID-19 pandemic. Additionally, many phishing and malware activities were detected and we believe stopped, notably ransomware attacks are aimed at several technology companies including Turkcell, which aimed at taking control over our clients and servers. While we are in the process of reviewing the cyber security incident insurance alternatives that are available to us, we currently do not have such insurance, and a compromise of our security systems or those of our business associates, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations. Remote work without virtual private network (“VPN”) makes it difficult to monitor cyber security threats and take necessary actions. Although it is difficult to instantly monitor computers of the employees when not connected with VPN, some actions could be taken to install the patches that will eliminate critical gaps and to follow the running applications effectively. Our data and systems are currently highly sensitive to DDoS attacks due to the fact that a significant proportion of our employees and customers work remotely in the context of the ongoing COVID-19 pandemic. As our commercial success is heavily dependent on the continuity of our services, and maintaining the availability of our customers, employees and suppliers personal and financial data DDoS mitigation capability is important not to lose our market reputation.

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

Our spectrum licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the IMT Advanced (known commercially as “4.5G”) auction held on August 26, 2015 in Turkey we have 2x10 MHz of FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 band. Although the acquired spectrum can potentially be used for the next generation network technology known as 5G, some services that are specific to 5G and our future capacity needs will require us to eventually obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, an earlier than expected 5G spectrum tender by the ICTA with the possibility of high prices can result in additional costs and investment, including capital expenditures. If the demand for 5G services fails to materialize at a level in line with the industry assumptions, the return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

Our spectrum-usage right of 2x11 MHz FDD frequencies in the 900 MHz band is due to expire in April 2023, after which it will be subject to extension or renewal. All other frequencies that Turkcell has will be available until April 2029. In-line with technological and societal changes, traffic on the 2G network is expected to shift to the 3G and 4.5G networks. Although we aim to migrate our 2G customers to the 3G and 4.5G networks before the expiry of our 2G license, we might not be successful in doing so. If our 2G license extension request to the ICTA is denied, we may face the risk of losing the 2G traffic and the corresponding revenue, which in turn could affect our profitability and competitive position. According to the relevant regulation, Turkcell is required to transfer—free of charge—to the ICTA or another public institution to be determined by the ICTA, the 2G equipment and the immovable possessions on which the equipment have been built when the GSM Concession Agreement expires. A clause in Law No. 5809 allows operators to continue using these equipment and immovables for UMTS and IMT technologies, on the condition that operators pay the fees and abide by certain obligations that are to be determined by the ICTA. Due to technological developments, almost all network technologies work integrated on the same equipment and it is technically impossible to separate or isolate a specific technology from the others. If the GSM Concession Agreement is not renewed or extended after the expiry date, a payment may need to be made to the ICTA and we may face some new obligations.

As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive coverage and also on our results of operations. Due to further COVID-19 lockdowns, or other unforeseeable events that cause changes in traffic patterns and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, which, in turn, may negatively impact our operational results.

Our 4.5 G license contains certain coverage and/or service quality and local procurement obligations that we may not always be able to achieve. Potential increase in coverage and/or service quality requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out has been significant. There can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. License agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkey in meeting infrastructure obligations, terms warranting our network equipment suppliers to employ a certain number of engineers and local researchers in their local R&D centers, an active network sharing obligation for a portion of the population, variable service quality requirements, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees. We are currently not in full compliance with the coverage obligations under our license, in particular with respect to coverage of tunnels, which may result in administrative fines and/ or may cause an increase in future investments. In addition, with respect to the local procurement requirement, whereas local telecommunications equipment and software production capacity has shown some progress in recent years, there is still not enough research and development, product development and production capacity in the local market to meet the license requirements and thus it has not been possible to fully comply. Operators’ requests to waive this requirement for the reporting periods between 2015 and 2019 and the average of the first four-year period have been rejected by the ICTA, in this context, administrative fines (TRY49.2 million in total) were imposed for two periods between 2015 and 2017. The lawsuits for the cancellation of these fines are ongoing. Additionally, administrative fines may also be imposed for not meeting the requirements of years 2017-2019 and for the average of the first four-year period, which may have a material adverse effect on our financial results.

Besides, with the ICTA decision on November 16, 2021, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks” in a way to expand the local product obligations in the 4.5G authorization agreement. This amendment may affect our investments and may result in an administrative fine risk of additional local and/or national equipment obligations for future authorizations (e.g. 5G).

The ICTA has been also granted to change IMT Service Quality requirements set up as an obligation item within “IMT Authorization Document”. Any increase in service quality requirements that would cause an indirect increase of coverage requirements may have an adverse effect on our business and financial condition.

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

Legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. In the past, the Turkish Supreme Court overruled the decisions of some local courts, finding that a base station could have negative effects on human health over the long term. However, in recent years, it has reversed those decisions and decided that the base stations do not have any proven damage to human health. If Turkish Supreme Court changes its decision or if new regulations were to result, these could have a material adverse effect on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, from time to time, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles could make it difficult to build new BTS sites and maintain our existing sites. The ICTA has issued an updated regulation which further tightened electromagnetic field limits. This may negatively impact network quality and increase our capital expenditures.

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

The fiber business is also affected by required permission procedures and local limitations.

Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities and institutions. Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published December 27, 2012. Under this regulation, all providers must prioritize facility sharing and co-location in their investments which mandate operators to seek approval from competitors to check if there is any available infrastructure exists or not. In addition to legislation, since 2018 Ministry of Transport and Infrastructure mandated all operators to apply to the most prevailing operator in terms of infrastructure in Turkey—Turk Telekom—to survey the shareable infrastructure routes and perform the excavation work on their behalf if necessary, prior to the Right of Way process. Alternative operators’ Right of Way and civil engineering processes are dependent on the Ministry of Transport and Infrastructure, the ICTA, Turk Telekom, and other related public authorities. The current infrastructure sharing and right of way procedures, operational difficulties, and public authorities’ approach toward mandatory facility sharing obligation might negatively affect our ability to expand our fiber network and slow down our future investments (see—“Regulatory decisions and changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition”).

Also, in some cases, we could face the risk that, although we get the approval of the Ministry of Transport and Infrastructure, public authorities or institutions that are subordinated to the Ministry of Transport and Infrastructure refuse to recognize these approvals and grant permissions to excavate.

In some areas, excavations may be terminated as a result of the high and variable costs of right of way tariffs requested by municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related authorities’ actions in the future are likely to increase our costs and have a material adverse effect on our business and financial condition.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

We purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. Further, although starting from January 2021 onwards this has changed to include additional distributors for technology products other than smartphones and tablets, we have been working with only two exclusive distributors in Turkey since 2015, which creates concentration risk. Any financial difficulty or failure of any of our suppliers and/or our distributors in terms of timing and quality may adversely affect our business and financial condition. Such suppliers and distributors could fail to provide equipment, especially with the rising global chip shortage crisis or service on a timely basis as a result of a disruption to the global supply chain due to the ongoing COVID-19 pandemic. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. The cost and time lag that can be associated with transitioning from one supplier to another further increased in the post-COVID-19 period. Because of those our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

Our competitive position could also be adversely affected if our suppliers fall behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation, inflation and shortage crisis—both in Turkey and internationally— we need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

We have two major shareholders whose interests may not be aligned with those of other shareholders.

In October 2020, Turkiye Varlik Fonu (“TWF”), the wealth fund of the Republic of Turkey, acquired control of 26.2% of the outstanding shares of our Company. This stake is held through its wholly owned company, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. (“TVF BTIH”), now our largest shareholder. The current Chairman of TWF, Recep Tayyip Erdogan, is the President of the Republic of Turkey.

TWF has recently acquired an additional 55% stake in our main competitor Turk Telekom, in addition to 6.68% they held in the past, and the Ministry of Treasury and Finance of the Republic of Turkey has a golden share in that company. More generally, TWF is an important investor in the Turkish economy and holds important stakes in numerous other major Turkish companies, including companies that we have business relationships with. This includes several major banks and financial services companies, including Borsa Istanbul, the operator of the Istanbul Stock Exchange, Turksat, and energy and infrastructure operators.

Turk Telekom is our main competitor in the Turkish fixed line business and is one of our two main competitors in the mobile business. We can give no assurance regarding the positions that TWF will take as a controlling shareholder of Turk Telekom and of our Company, and that it will not in some instances favor Turk Telekom. In the past, before TWF became our controlling shareholder, we have proposed a pooling of our infrastructure resources and development in the fiber business with those of Turk Telekom.

Following the amendment of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares has been created with special rights. TVF BTIH, as the sole holder of shares in this class, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman. Under the Board’s current quorum rules, the affirmative vote of at least five members is required for a decision to be taken. In the event that the Group A shares cease to be held by a single shareholder, all privileges in voting and nomination for the election of the Board of Directors members granted under the Articles of Association to the Group A shares shall automatically terminate.

The Group A shares owned by TVF BTIH are subject to a three-year lock-up agreement, during which TVF BTIH is required to use its reasonable endeavors to cause Turkcell not to terminate its ADR program.

The Turkish law establishing TWF exempts it from a number of laws, notably certain capital markets and competition laws, which may negatively affect minority shareholders’ rights. For example, mandatory takeover rules will not apply to TWF’s group and TWF group companies are not to be bound by a commercial law that requires compensation of minority shareholders if the controlling shareholder pursues detrimental policies.

Our other main shareholder is IMTIS Holdings which is part of the LetterOne group, holding a 19.8% share in Turkcell. Four of the indirect beneficiaries of IMTIS Holdings and LetterOne have recently been added to the lists of persons subject to EU and UK sanctions on Russia arising from the situation in Ukraine. While IMTIS Holdings has assured us that it believes that it is not controlled by these persons and that it is thus not itself subject to such sanctions, no assurance can be given that EU and/or UK authorities will not take a contrary position or that the scope of the EU, UK or other sanctions will not evolve in a way that would subject IMTIS Holdings to sanctions. Furthermore, no assurance can be given that the relevant beneficiaries of IMTIS Holdings or IMTIS Holdings itself or other LetterOne group entities directly or indirectly controlling IMTIS Holdings will not be added to the EU, UK, US or other sanctions lists. If IMTIS Holdings or other LetterOne group entities directly or indirectly controlling IMTIS Holdings were to be subject to sanctions, we could be deemed to be in violation of such sanctions as a result of our interactions with it in its capacity as a shareholder of our Company, including the payment of dividends to IMTIS Holdings and, although we believe that it is highly unlikely, we too could be subject to sanctions.

In 2021 and 2022, IMTIS has carried out a public campaign that has been critical of our board and our management and has sought operational changes, restructuring of our corporate governance and changes in our board composition. We believe that such actions may be damaging to our reputation and that responding to such actions could be costly. Perceived uncertainties as to our future direction as a result of such shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may adversely affect our relationships with vendors, customers and other third parties.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, the Ministry of Commerce, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with some of these authorities, as discussed below. We are also from time to time involved in disputes with private parties, including suppliers, distributors and other business partners. Although we do not market our services in the United States of America, because we are an SEC reporting company, from time to time parties with which we have commercial and copyright disputes may seek to litigate those disputes in courts in the United States (we have been threatened with one such claim involving an alleged patent infringement in Turkey, which we dispute). We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 39 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

Current tax and other disputes include the following:

●	Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in relation to the periods through 2021, and the Turkish Treasury may change its views based on its interpretations of treasury share calculations. Therefore, unanticipated treasury share liabilities and fines may also be levied.
●	Treasury Share investigations are be made by the Ministry of Finance. Investigations have been made for 2018, 2019 and 2020 and the first nine months of 2021, without assessment. We cannot rule out the possibility that disputes will arise in respect of subsequent periods.

●	Operators must pay license and annual utilization fees for the wireless equipment to the ICTA. The wireless equipment fee (TRx) is calculated as 5% of monthly net sales amount of the Company. We believe that content services are provided without any infrastructure requirements and, therefore, content service incomes should not be considered as mobile electronic communication services. The ICTA does not agree with us and is contesting our request to recover approximately TRY 142 million of TRx fee paid. The lawsuits regarding the dispute are currently ongoing.
●	Administrative fines and refunds were requested in the investigation conducted by the ICTA to determine whether the Company complies with the «Procedures and Principles for Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services» regulation. Prior to the final decision taken by the Board within the scope of the investigation, the ICTA has decided: (i) to give 5 months to prove the operators’ claims that “it should not be concluded that all subscribers subject to violation are getting services without their will” (ii) to meet the consumer refund complaints regarding the services provided with the same purchasing method during this period and (iii) to submit the detailed report on these actions within a month following the 5-month process. Should our defenses not be accepted, a significant fine can be imposed and refunds may be required as a result of the examination.
●	The ICTA initiated investigations regarding the R&D obligations for the period of 2013-2016, 2016-2017 and 2017-2018 arising from the 3G and 4.5 G license terms. As a result of the investigation the ICTA has decided to impose an administrative fine of TRY 18.0 million on Turkcell, for the period of 2013-2016. The administrative fine was paid on February 26, 2021 as TRY 13.5 million with the early payment discount (1/4). The Company filed totally 10 different lawsuits for the cancellation of the administrative fines. There has not been any progress in the cases yet. On the other hand, as a result of the investigation, the ICTA has decided to impose an administrative fine of TRY 31.1 million on Turkcell, for the period of 2016-2017. The administrative fine was notified to Turkcell on January 29, 2021 and was paid on February 26, 2021 as TRY 23.4 million with the early payment discount (1/4). The Company filed 17 different lawsuits in total for the cancellation of the administrative fines. There has not been any progress in the cases yet, and they are pending. In addition to the mentioned investigations, administrative fines were also requested in the following reporting period (2017-2018) and new investigation has been launched for the next period (2018-2019). Although the investigation processes continue, there are significant risks that as a result of investigations, the ICTA may impose similar or higher penalty decisions.
●	The Turkish Competition Board has, for several years, alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, this and similar actions may have financial consequences and hinder our ability to effectively respond to competition.
●	The ICTA has launched an investigation into donations collected via SMS in order to determine whether such donations were transferred to the account of associations/foundations in accordance with the regulatory requirements. As a result of the fact that the investigation covers a ten-year period, a significant fine can be imposed.
●	The ICTA has launched an investigation to audit our 3G and 4.5G coverage area obligations arising from relevant legislation. In the scope of this investigation, the supervisory board demanded administrative fines to be imposed regarding coverage area obligations. Should our defenses be denied, a significant amount of administrative fine could be imposed on the Company, as well as placing a burden on our investment budget because of additional investment obligations.
●	The ICTA has initiated an investigation to examine the compliance of the activities carried out within the scope of Board Decisions No. 58 (Board Decision on Refunds to Subscribers), No. 116 (Refund/Use of Remaining Amount on Prepaid Lines) and No. 123 (Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution). Since the ICTA considers that all remaining balances on prepaid lines that have been cancelled since 2010, as per the Board Decision number 123, should be transferred to the Ministry, the ICTA may impose a significant administrative fine on the Company and may also decide to transfer the said remaining amounts to the Ministry with a late payment fee.

For a more detailed discussion of our disputes that we presently believe to be significant, see Note 39 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

For the year 2020, a TRY 647.9 million deferred tax asset has been recognized in Ukraine in respect of losses and the balance of deferred tax asset is TRY 1,142.9 million for the year end 2021. Please refer to Note 10 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. lifecell has recorded positive taxable profits for the year ended December 31, 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date. The balance of deferred tax asset for the year end 2021 increased to TRY 1,142.9 due to foreign currency valuations and a portion was also utilized for 2021. However, the accuracy of the judgements and estimations that lifecell will continue to generate taxable income in the future based on the business plans, any change in the recoverability of the assets due to current status in Ukraine and the current tax regulations in Ukraine may be subject to change.

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

Our latest review as of December 31, 2021, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness”. Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified and highly skilled telecommunications and technology personnel in Turkey and elsewhere is intense, in particular in the area of software development and cyber security. Additionally, the global trend to shift to remote working practices has increased the flexibility of changing jobs, and current macroeconomic conditions in Turkey, especially the depreciation in the Turkish Lira, has and may continue to impact our ability to retain our employees. Especially, the market for qualified technical roles is not just only highly competitive, but also scarce in demand, which impacts our ability to replace our personnel with qualified and capable successors. The loss of the service or loyalty of key personnel could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor. In addition, we depend on our dealers, distributors, business partners and their employees for the growth and maintenance of our customer base. Furthermore, should a significant number of our employees, or certain members of our key personnel, be unavailable due to measures (e.g., quarantine, confinement, etc.) implemented in the context of COVID-19 or other pandemics, or should we suffer the loss of such employees as a result of COVID-19 or other pandemics, this may have a material adverse effect on our operations, including customer service, sales, and the deployment, development, operation and maintenance of our networks and services.

Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses. Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

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

In addition, holders of ADSs may face more difficulties in exercising their voting rights as shareholders than they would if they held ordinary shares directly. For instance, under Turkish Commercial Code and the relevant provisions of our Company’s internal regulations, the shareholders whose names are stipulated in the attendance list or the representatives thereof shall have the right to attend a shareholders’ meeting by submitting their ID cards and/or their letter of proxy at the place of meeting. A holder of ADSs will not be able to meet these requirements and, accordingly, is not entitled to attend shareholders’ meetings. Instead, a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting. Because of the extra procedural step involving the depositary, the process for exercising voting rights will take longer for holders of ADSs than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

ITEM 4.  INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. is a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE. In October 2020, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. (“TVF BTIH”), a subsidiary of Turkey Wealth Fund (“TWF”), the wealth fund of the Republic of Turkey, acquired control of 26.2% of the outstanding shares of our company, making it our largest shareholder. 19.8% of our shares are controlled by our second largest shareholder IMTIS Holdings S.á r.l., an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

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

Under our GSM license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross mobile revenue. Of such fee, 10% is paid to the Ministry of Transport and Infrastructure for a universal service fund. In addition, the Company is also obliged to pay annual contributions of 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to the ICTA as a frequency fee (TRx).

We were granted a 20-year type a 3G license, which provides the widest frequency band and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

In 2013, we won an auction held by the Ministry of Transport and Infrastructure related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service in these areas for three years. This contract was extended through December 31, 2019 and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure extended the contract under the same conditions through December 31, 2021.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four equal installments, where the last installment was paid in April 2017.

Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of total spectrum available to the mobile operators in Turkey. The large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment, have enabled us to provide the fastest 4.5G speeds through carrier aggregation techniques and availability of advanced user devices supporting new features. Turkcell supports up to 1.6 Gbps speeds on its network and this allows customers to get better network experience and access mobile services at speeds comparable to fiber broadband.

Our Company has also branched out into the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by xDSL service, an alternative fixed wireless access (“FWA”) solution is also offered. Under the Universal Service Laws, we pay the Turkish Treasury a yearly treasury share equal to 1% of annual net revenue form fixed services and pay annual contributions of 0.35% of net revenue to the ICTA’s expenses.

Following the 4.5G launch, Turkcell focused on providing its own digital services with a view to differentiate its offerings from the competition and tap into new growth areas. We develop and manage digital and techfin services to address the diverse needs of both consumers and corporates.

We have a strong track record of profitable operations with total revenues of TRY 35,920.5 million, Adjusted EBITDA of TRY 15,013.8 million and net income of TRY 5,031.1 million for the year 2021. We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 11,479.4 million for the year 2021.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2021 that number had grown to 51.6 million for the Group. In addition to our operations in Turkey, we have various international operations.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 40.6 billion as of December 31, 2021, making us the 10th most valuable publicly traded company in Turkey at that time.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—IX. International and Domestic Subsidiaries”.

4.B Business Overview

Over the past 27 years, Turkcell has played a central role in the development of the telecom industry in Turkey, first as a traditional mobile operator, then as a converged telecom operator, and more recently, also as a digital service provider. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the telecom market leader in Turkey on the back of our service quality, value proposition and strong distribution network. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of mobile and fixed broadband communications, digital services, digital business services and techfin services.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators, and with an extensive network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and TV services. We have our own fiber network that is currently capable of offering 10 Gbps.

We had 51.6 million subscribers in Turkey, Ukraine, Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2021. In Turkey, we had 39.4 million total mobile, fixed and IPTV subscribers as of the same date.

In accordance with our integrated communication and technology services strategy, we have reported our telecom, digital services and digital business services related businesses in Turkey and outside of Turkey under Turkcell Turkey and Turkcell International reportable segments, respectively. All other businesses were reported under the Other segment until 2021.

Starting from 2021, we have made changes in our reporting segments. We have created a new segment called “Techfin” under which we now report our financial services businesses. Furthermore, consumer operations of our subsidiary Turkcell Satis which includes retail channel operations, smart devices management and consumer electronics sales through digital channels, have been moved from Turkcell Turkey into the Other segment. These changes are summarized under “Item 5 - Operating and Financial Review and Prospects”.

Our business is now divided into three main reportable segments: Turkcell Turkey, Turkcell International and Techfin.

●	Turkcell Turkey. Turkcell Turkey comprises our telecom, digital services and digital business services related businesses in Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 75.8% of our revenues and 81.0% of our Adjusted EBITDA in the year ended December 31, 2021.
●	Turkcell International. Turkcell International comprises our telecom and digital services related businesses outside of Turkey. Turkcell International accounted for 10.4% of our revenues in the year ended December 31, 2021. We have telecommunications operations in a number of international markets that we believe are complementary to our operations in Turkey and the potential to export our business model. These geographies include Ukraine (which accounted for 8.0% of our revenues in the year ended December 31, 2021), Belarus (which accounted for 1.6% of our revenues in the year ended December 31, 2021), the Turkish Republic of Northern Cyprus (which accounted for 0.9% of our revenues in the year ended December 31, 2021) and the Netherlands.
●	Techfin. Techfin comprises all our financial services businesses. Techfin accounted for 3.0% of our revenues in the year ended December 31, 2021, and is mainly comprised from Financell (which accounted for 1.7% of our revenues in the year ended December 31, 2021) and Paycell (which accounted for 1.3% of our revenues in the year ended December 31, 2021).
●	Other segment. This segment mainly comprises our non-group call center, energy businesses, and retail channel operations, smart devices management and consumer electronics sales through digital channels of Turkcell Satis, and intersegment eliminations. This segment accounted for 13.7% of our revenues in the year ended December 31, 2021, of which 2.9% is attributable to intersegment eliminations.

We have recorded total revenues of TRY 35,920.5 million, Adjusted EBITDA of TRY 15,013.8 million and net income of TRY 5,031.1 million for the year 2021. We have achieved these results while continuing to invest in our network to support our strategy of offering quality service and innovative solutions, with capital expenditures of TRY 11,479.4 million for the year 2021.

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

Since Turkcell was founded in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and more recently to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more toward data, along with simultaneous voice and data capability. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers services over 2G, 3G and 4.5G technologies. 5G is not commercially available in Turkey yet, however we are making preparations to ensure that our network architecture and topology are aligned with the needs of a future 5G network. In 2018 we demonstrated our 5G FWA capability in a millimeter wave band (28GHz), which was the first 5G live network test in Turkey. Since then, we have focused on different 5G use cases, reaching out to as many vertical sectors as possible while maintaining a local R&D focus. Furthermore, we upgraded our network to be fully ready for NSA 5G (Non-Stand Alone—upgraded version of LTE core network to ready 5G) in core network. Currently, we are upgrading our LTE base stations to support 5G service in our existing frequencies. Additionally, as 5G sites require much higher backhaul transport capacities, we aim to bring more fiber connections to our sites, which will be instrumental when 5G base stations are deployed in those site locations in the future.

Turkey has a wide range of fixed broadband services including fiber, cable, FWA, and xDSL (ADSL or VDSL services). xDSL services are the most commonly used fixed broadband services in Turkey where Turk Telekomunikasyon A.S. is the incumbent operator in these services. xDSL services are provided over copper lines with limited capacity. There are alternative operators providing xDSL services using Turk Telekom’s infrastructure. Fiber technology has a higher capacity, providing high speed connections with speeds ranging from 10 Mbps to 10 Gbps. However, compared to OECD countries, Turkey lags in the fiber penetration which requires high capital expenditure and construction.

Our Company has also branched out into the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by xDSL service, an alternative fixed wireless access (“FWA”) solution is also offered. This solution, branded as Superbox, has become a success for broadband access in areas where fiber is limited or not available.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential due to favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

There were 84.7 million people living in Turkey as of December 31, 2021. According to a TurkStat announcement, the estimated median age of the Turkish population is 33.1, which is lower than elsewhere in Western Europe, and the majority of the population live in urban areas.

There are currently two other major operators in the telecommunications sector in Turkey apart from Turkcell: Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment Turk Telekom Mobil (“TT Mobil”) and TTNET, or “Turk Telekom Group”), and Vodafone Telekomunikasyon A.S. (“Vodafone”). In 2021, the total revenue of the Turkish mobile and fixed markets was TRY 79.8 billion compared to TRY 66.5 billion in 2020, according to the operators’ announcements (for the calculation of total market revenues, non-group call centers and financial services revenues are added to Turkcell Turkey’s reported revenue and Turk Telekom’s construction revenue is excluded).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund. The Republic of Turkey’s Ministry of Treasury and Finance owns a 25% stake in Turk Telekom, and our largest shareholder, TWF, recently agreed to acquire a 55% stake, in addition to the 6.68% stake that it already holds.

II. Strategy

Turkcell has played a central role in the development of the telecom industry in Turkey since 1993. This has been achieved as a result of our core competencies, which include our strong brand, excellent customer relations, high quality infrastructure, market-leading technology as well as a skilled workforce. Going forward, we will strive to continue the profitable growth of the Group by leveraging our competencies and focusing on three key strategic areas, in addition to growing in our core telecom services: digital services and solutions, digital business services and techfin services. We will also be focused on digital transformation of the Company.

The key part of our strategy is growth of our core telecom operations. Our vast home market offers the potential for further growth of our customer base which we intend to increase by focusing on the postpaid segment, while also increasing the revenues generated from these subscribers. We believe the fixed broadband market also offers significant growth potential through fiber, which we will pursue accordingly. Our core competencies, which are stated above, will prove instrumental in further growth of our key strategic focus areas.

Turkcell began its digital transformation with the vision of becoming a provider of the full set of digital experiences for its customers and a leader in the digitization of the economy in countries where it operates. Our unique portfolio of digital services such as TV, music, storage and communication are made available to our customers through our market-leading telecom capabilities, which set us apart from global over-the-top (“OTT”) players. We are focused on monetizing these services, particularly on their revenue generation on a standalone basis. Already offered by our international subsidiaries, our digital services are set for expansion in new markets through commercial partnerships, mainly with other telecom operators.

We continue to support our business model with investments in industries that have synergies with our digital business. As such, we have established a technology service provider company, Turkcell Digital Business Services, who provides tailor-made, end-to-end information & technology (ICT) solutions—connectivity, data center and cloud services, security services, system integration and managed services, new generation technologies and business applications—for enterprise customers, SMEs and central and local authorities by leveraging our ability to combine telecom and IT services and thereby adding value in the course of their digital transformation. We particularly target sectors including health, education, logistics, manufacturing, retail, finance, logistics, energy and tourism.

We also focus on techfin services, through which we aim to provide our customers with a complete portfolio of digital solutions to meet their financial needs via our consumer finance company Financell, insurtech company Guvencell (Turkcell Sigorta) and mobile payment company, Paycell. Paycell has established key vertical business lines including mobile wallet, carrier billing (Pay Later), utility payments, money transfer, QR code payments and POS services. Going forward, Paycell is focused on scaling its products, targeting both the consumers and merchants to establish the position of being the leading fintech company in Turkey and in the region. As such, in June 2022, we have decided to start providing international money transfer and payment services in European Union countries, after obtaining necessary legal permissions. We would like to extend our product portfolio by (i) investment products such as precious metals and foreign stocks, integration to the QR payment infrastructure which will allow QR payments to be used nationwide, (ii) financial marketplace for consumer loans provided by banks, (iii) pay later products for prepaid Turkcell customers, (iv) pay later products with installments, and (v) more digital partnerships that will increase the amount of digital content offered in the Paycell application. We are committed to capitalizing on this wellestablished payment services platform. In addition, our financing company, Financell, enables users to purchase smart devices, and our insurance agency company, Turkcell Sigorta, focuses on insurtech products.

We also focus on digital transformation, supporting better customer experience and increasing revenue as well as profitability. With our digital transformation strategy, we aim to digitize not only our sales channels, but also our internal processes. We transformed our retail channel for digitalization, prioritizing omnichannel alternatives. We utilized the digital channels at an increased level for both subscriber transactions and technological device sales. We established Pasaj, our marketplace for electronic products, where customers purchase products with Turkcell digital services experience enabled by different payment alternatives. Next, we aim to adopt a holistic approach to digitizing, once we have focused thoroughly on customer facing digitization. With this gradual and comprehensive digital transformation approach, we will increase our digital maturity.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, as of December 31, 2021, we had a total of 39.4 million subscribers including 35.6 million mobile subscribers, 2.7 million fixed broadband subscribers and 1.1 million IPTV subscribers.

With our digital service provider vision and as part of our increased focus on customers, we take actions designed to increase customer base and loyalty. Such loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are to:

●	attract new customers;
●	increase the loyalty of existing Turkcell customers;
●	create value for changing needs of customers with the support of digital services;
●	ensure behavioral and emotional brand loyalty; and
●	ensure a seamless series of positive brand experience throughout all customer touch points.

On a broader scale, Turkcell Turkey divides its customers into three main categories:

Consumer Category

In the consumer category, we manage our mobile customers either under the mass segment or under one of our three large sub-segments, youth, women and premium. In addition, a micro segmented approach has been applied throughout the year, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital service provider and enlarging our customer base, we provide numerous offers and campaigns enriched with our digital services such as BiP, fizy, TV+, Dergilik, lifebox and GAME+ in accordance with market dynamics and customer demand.

Fixed broadband customers are consolidated under a single segment (residential) and managed under the consumer category along with mobile consumers. By positioning the residential segment under the consumer category, we aim to enhance convergence between mobile and fixed businesses. Under the residential segment, we have our fiber internet customers, who use our own fiber infrastructure, and our DSL and cable customers, to whom Turkcell is a reseller. Turkcell’s FWA service, Superbox, is run under the residential segment.

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

b. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkey. We provide a range of digital services under communication, music streaming, entertainment, and techfin categories. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. As of December 31, 2021, we had 12.0 million prepaid subscribers and 23.7 million postpaid subscribers, compared to 11.5 million prepaid subscribers and 22 million postpaid subscribers as of December 31, 2020.

We provide a range of fixed services in Turkey including voice, broadband and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, through sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet services, and direct to home broadcasting services in Turkey. As of December 31, 2021, we had approximately 2.7 million fixed broadband customers of which 1.9 million were fiber customers, 755 thousand were ADSL customers and 55 thousand were cable customers, compared to 2.4 million fixed broadband customers of which 1.7 million were fiber and 708 thousand ADSL, and 68 thousand cable customers as of December 31, 2020.

(i) Voice Services

Voice services are among the key services that we provide to our customers. Voice services consist of high-quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband Services

Our broadband services consist of mobile broadband, fiber to the home/building and xDSL, cable and fixed wireless broadband services (FWA) over our mobile network.

Our capability to offer 4.5G in 81 cities in Turkey has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera, etc.) and have an open operating system (e.g. iOS, Android, Windows Mobile, etc.) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 86% by the end of 2021, up from a 81% penetration at the end of 2020. This growth resulted mainly from non-smartphone customers shifting to smartphones as a result of the various campaigns promoting 4.5G enabled smartphones. As of December 31, 2021, the number of subscribers who have signed up for 4.5G on our network was 34.1 million. This represents 96% 4.5G subscriber penetration of our mobile customers in Turkey. With rising 4.5G penetration and the increase in the number of FWA-service users, average mobile data usage reached 13.3 GB per month in 2021, vs. 11.7 GB per month in 2020, while average mobile data usage of 4.5G users reached 14.9 GB per month in 2021, vs. 13.6 GB per month in 2020. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2021	2020	2019	2018	2017
Number of smartphones on our network (millions)	26.6	23.7	22.0	22.4	22.1
4.5G compatible smartphone share in total smartphones	92%	91%	87%	80%	71%
Penetration(1)	86%	81%	76%	74%	72%
(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

Since February 2014, the sale of smartphones through credit cards with installment plans has been banned in Turkey. Turkcell initiated Financell in 2016 to offer its customers consumer loans in their purchase of smart devices. As a macroeconomic prudential measure, the Banking Regulation and Supervision Agency (“BRSA”, the financial institutions regulator in Turkey) has introduced a limit to the number of installments for consumer loans, starting from September 2018. Since January 2020, smartphones with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, whereas the maximum installments is twelve-month for smartphones with a retail price of up to TRY 3,500. On December 21, 2021 the threshold was revised to TRY 5,000.

Increased prices and volatility in the device market encouraged the development of an alternative market for refurbished devices. In 2021, we started to provide customers refurbished devices at lower prices. Turkcell postpaid customers are eligible to buy refurbished devices, that are sourced from certified refurbishment centers, in cash or in installments. As such, since December 2021, refurbished smartphones with a retail price at or above TRY 5,000 can be offered with a 6-month installment plan, and 12 months for smartphones with a retail price of up to TRY 5,000. Refurbished devices also have lower VAT (1%). Recent laws and regulations relating to the second hand device business provide incentives to develop this business quickly. The aim is to create a regulated second hand device market. Customers can sell or buy refurbished devices through a secure medium. In addition to increased customer appreciation and environmental benefits, we also expect this business to decrease imported or illegal devices.

Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complementary products such as accessories, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand such as Samsung, Apple, Oppo and some local handset manufacturers such as Vestel and General Mobile. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet tariffs to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering with our unique brand and our competitive customer service. Outside of our own fiber infrastructure we are able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service. We emphasize our “no hidden fees” value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices. Turkcell Superonline Fiber packages with a speed of 100 Mbps and above have been our focus since the last quarter of 2020 due to customer satisfaction in the prevailing COVID-19 conditions, and, the number of customers in these packages increased more than 5 times in 2021.

In addition to the internet, voice and TV bundles, our residential broadband customers are offered the fixed broadband and fiber device bundled campaigns, where significant discounts on specific models of smartphones, tablets and modems are offered to customers with 12- or 24-month internet service contracts with our Company. Furthermore, starting from the first quarter of 2020, our residential segment customers are able to benefit from campaigns with devices that match their credit scores and obtain financing from Financell.

We also serve our customers with our FWA service Superbox, which offers wireless high-speed internet access for customers and is primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Turkey. The required equipment is included in the subscription plan and the service uses the LTE Advanced network as a backhaul to provide internet connectivity. As of December 31, 2021, we had 604 thousand Superbox customers in Turkey, up from 591 thousand a year ago. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

(iii) Digital Services and Solutions

Over the course of the past years, Turkcell has developed its own digital services and solutions. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on iOS, Android and HarmonyOS platforms. These applications are available for any user regardless of their choice of mobile operator. All of these apps are created and sustained by our in-house mobile application development team comprised of more than a thousand R&D engineers.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. We are also focused on marketing our digital services portfolio to trusted telecom operators around the world. Having established stand-alone companies for some of these services, we have taken an important step towards their global competitive positioning. These companies include the ones for BiP, lifebox, TV+, fizy services and Lifecell Dijital Servisler (including gaming and digital advertising services), with which we aim to stand out in the global competitive arena. As part of this structure, these brands aim to conduct their activities in a faster manner and with a greater focus with their own organizational structures.

In 2021, total digital services standalone revenues increased by 31.0% year-on-year to around TRY 1,656.9 million, and 4 million standalone paid users which include subscriptions for IPTV, mobile (OTT) TV, fizy, lifebox, Dergilik and Game+. The performance of our digital services portfolio is monitored internally through KPIs that are relevant to each individual service.

BiP

BiP is an integrated IP-based communication platform with the following key features:

●	Instant messaging, sending photos, videos, audios and documents;
●	“Status” feature;
●	Group messaging, disappearing messages in the pre-defined time;
●	Instant translation;
●	Communicating with non-BiP users via SMS and network call;
●	Entertainment content;
●	High quality VoIP, video call, group video call up to 15 people;
●	Integrating two numbers under BiP;
●	Virtual number service which enables customers to have a mobile number without a SIM card and make/receive calls through the application;
●	“Discover” section on various topics including business, health and weather amongst others;
●	Peer-to-peer money transfer through Paycell collaboration;
●	Ability to share location with contacts, and
●	Emergency communication feature.

The BiP Discover section offers a connected life experience as a marketplace that consists of various entertainment and information services. This section offers two-way communication between users and services. BiP Discover serves over hundreds of different services, including customer services of top Turkish banks and contents from TV shows, celebrities, with around 71 million followers. BiP users, independent of operator, can access various information services regarding COVID-19.

BiP’s infrastructure enables Multicloud Architecture, through which operators can build their own digital communication platform, thereby safely storing their communication data in their country as well as customizing their app by changing the brand, app logo and providing their local services. Moreover, all app users (BiP or its customized apps working on this multicloud infrastructure) can seamlessly communicate between each other. This will leverage our ability to provide these services through collaborations with global operators.

BiP Meet

We have developed our own video conferencing solution, BiP Meet, in order to meet the ever-changing needs of consumers and businesses and adapt to the changes brought by the global pandemic. Available as a desktop app, mobile app and online, BiP Meet is secure, reliable, and user-friendly. We offer free sign-up to BiP Meet where the trial package provides for up to 50 meetings (limited to 1 hour) per user per month free-of-charge. The trial package includes various features such as secure meetings with password-protected rooms, screen sharing, hiding & unhiding display, microphone and camera management, group and private messaging and host controls.

TV+

Turkcell’s multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. With a view to increase TV+ penetration focusing on Big Screen strategy, we also deployed TV+ on Apple TV, Android TV, TV+ Ready (Android TV Box) and Smart TV applications. TV+ Ready is a new generation Android box that is easy to install to any television with any internet connection. TV+ Ready is the first brand to bring content bundled Android TV offer to the Turkish market. TV+ Ready also enables its user to reach and use other apps available at the Google Play store.

fizy

Digital music service fizy enables its users, through the application and the web version, to access around 35 million songs, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with “premium”, “student” , “family” and “duo” options that also include data available for this service. Premium users can stream music on fizy without any ad interruptions, and have the flexibility to listen to songs offline. The application offers personalization through enhanced-AI technology. fizy is also available in Belarus and the Turkish Republic of Northern Cyprus.

lifebox

Turkcell’s personal cloud service, lifebox, is the first local cloud-storage service in Turkey. It enables users worldwide to store their photos, documents, contacts, and videos in one secure, convenient and personal space with auto sync abilities, and to share them easily. lifebox also offers a phone book synchronizing feature. Each user who downloads and logs into the application is given 5GB of storage space free of charge. lifebox also offers the PhotoPick feature, which uses AI to suggest the best photo for Instagram. Launched in 2020, “lifebox transfer” offers a convenient and free-of-charge experience of fast file sharing without need for membership, while storing the data in Turkey. In 2021, we launched lifebox business, a new generation cloud solution that enables enterprises to comply with the regulations regarding data protection. Meanwhile, it increases the efficiency of the remote working model. It has both ease of use and ease of integration, without a need to invest in the storage infrastructure.

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

YaaniMail

YaaniMail, Turkey’s local free e-mail service, was launched in December 2019 serving individual users with the “@yaani.com” domain. This all-access and cross-platform service provides a pure e-mail experience with its user-friendly and seamless design. Users’ personal and sensitive data is kept securely at Turkcell’s data centers located in Turkey. Furthermore, in April 2020 the corporate e-mail service YaaniMail Business was launched for enterprises. It is offered at affordable prices coupled with an expert support team for remote and on-site assistance.

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

GAME+

GAME+, is the new cloud gaming platform through which we started to offer a brand new experience in 2021 over Turkish servers as part of its cooperation with the world’s most popular cloud gaming platform NVIDIA GEFORCE NOW. Cloud gaming technology, which is becoming increasingly popular in the gaming sector, eliminates the need for powerful hardware required for gaming. Thanks to GAME+, the necessity of users having expensive hardware and larger disk space is eliminated.

Digital Operator and My Company

One of our priorities as Turkcell is to drive customer loyalty through our digital platforms. Within the scope of this strategy, we have invested in our digital channels. The primary digital channel is our mobile application called “Digital Operator” through which we provide our mobile and fixed broadband customers the ability to track their bills and data usage, manage their subscriptions, browse campaigns and offers, buy packages, and reach Pasaj, the electronic marketplace. Digital Operator had 66 million downloads to date and 23 million three-month active users in 2021.

In March 2021, we redesigned our mobile app with a focus on user experience and usability resulting in higher customer satisfaction and traffic. We also integrated our growing e-commerce and marketplace platform, Turkcell Pasaj as a core component of the app. Digital Operator users - regardless of being a Turkcell subscriber or not - are now able to browse the entire Turkcell Pasaj product catalog, compare prices across sellers, favorite or purchase products within the app easily and securely. We rebranded our chatbot as Turkcell Celly and made further improvements to assist Turkcell customers in a fast and easy manner in 2021. We also continued to use the Digital Operator app as the platform to offer a successful marketing campaign called “Shake & Win”, which has delivered 300 million gifts in 2021, where most of these gifts were in the form of data, minutes or trial subscriptions to digital services. We also made improvements and added new missions and rewards to Turkcell Gift Pool which is a loyalty and gamification hub within which the customers browse and claim gifts, rewards and privileges. This has become a substantive medium for Turkcell subscribers to discover and experience our digital services. Our fixed broadband subscribers can also manage their accounts within Digital Operator.

Turkcell My Company app and web platform feature our digital services and solutions for corporate customers. The platforms are enriched with digital-only campaigns and packages, loyalty scenarios, and a fully digital subscription process. In 2021, 104 thousand companies used Turkcell My Company app and web platform.

Digital Inclusion Solutions

Turkcell is eager to leverage its digital and technical competencies to create value for society, empower society for equal social inclusion and create a better future together. This focus resulted in several digital society solutions, including Hello Hope, Whiz Kids, My Dream Companion, My Sign Language and My Gem Inside.

Launched in 2016, Hello Hope is a mobile application that aims to facilitate the lives of Syrian refugees in Turkey, through Turkish learning flash cards, instant voice translation and useful information. This application became a hub for delivering information on the COVID-19 pandemic, with the collaboration of institutions including the Turkish Red Crescent and World Health Organization. The Whiz Kids project was initiated in 2016 under the auspices of the Ministry of National Education. By way of in-classroom setting as well as trainings through mobile applications and online platforms, the Whiz Kids app aims at empowering children in Turkey to realize their potential through the education of new technologies. The My Dream Companion application enables the visually disabled individuals to access information rapidly and easily, providing them a more active and independent social life through its instant audio description and indoor navigation technologies. My Sign Language is a mobile application that seeks to improve communication between hearing disabled and those unfamiliar with sign language. It also provides hundreds of accessible content items with sign language. My Gem Inside is a mobile application offered free of charge to all in Turkey, that supports the cognitive, emotional and behavioral development of children with autism through more than 100 educational programs, along with their development through inclusive education.

Digital Identity Management Services

Fast Login is a secure universal login solution which allows users to securely access a wide array of digital services and websites using their mobile phone or e-mail account for authentication, was launched in December 2015. Simply by matching the user to their mobile phone or e-mail address, Fast Login allows them to login to websites and applications quickly without the need to remember passwords and usernames. Today, Fast Login is integrated to 128 applications. In 2021, Fast Login, reached 33 million registered users and was used almost a billion times with its easy, fast and secure mobile authentication service.

Mobile Signature, was launched in 2007, as the first mobile signature solution in the world. Mobile signature enables mobile subscribers to sign electronic documents and transactions in a legally equivalent way to a wet-ink signature using public key infrastructure (PKI) on SIM cards. Mobile Signature users can easily verify their personal identity in a digital environment and complete transactions remotely, securely and practically. In 2021, mobile signature has increased its reach to 58 thousand subscribers.

One Time Password is used by service providers as a secondary factor for authentication of transactions. The service allows service providers to send a single-use password via SMS to their end users in order to ensure transaction security. It is commonly used for online banking processes and login transactions.

(iv) Digital Business Services

Turkcell Digital Business Services combines the overall telecom service provider strategy of Turkcell with its “Digital Transformation Business Partner” strategy for corporate customers. In this regard, we contribute to the digital economy by providing end-to-end digital solutions for both private and public enterprise customers. Furthermore, we implement projects with high value propositions, while helping our clients to increase their profits by either lowering their operating costs or generating higher revenue.

In addition to our connectivity services based on our strong infrastructure, we offer various services such as data center and cloud solutions, cyber security services, system integrations and managed services, industrial vertical solutions, new generation technologies and business applications such as IoT, big data analytics and AI technologies. We are planning the future technology investments of our customers together with them, by integrating our ongoing infrastructure investments into the new generation services.

In 2021, total digital business services revenues increased by 28.9% year-on-year to TRY 2,286.3 million.

Fixed telco & Cyber Security Services

We serve the Turkish market with our 53 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell’s value proposition of connectivity infrastructure has three main components: fixed data services, fixed voice & unified communications services and cyber security services.

Turkcell provides telecommunication services by using its own fiber infrastructure, mobile network capabilities and other communication technologies to meet the connectivity needs of its corporate customers.

With Turkcell’s carrier grade SD-WAN (software-defined networking in a wide area network) infrastructure, Turkcell serves traditional and next generation network services within single solution.

Managed Security Services is provided to corporate customers for their cyber-security needs and includes DDOS protection, managed firewall services, new generation security services such as penetration and vulnerability services, threat intelligence services and managed security operation center.

At the beginning of 2021, Turkcell has started to serve cloud-based security services which will enable Turkcell to provide flexible capacity offers with different security products and vendors. With this initiative Turkcell’s cloud based security service portfolio gained quick installation capabilities. Turkcell is currently offering several main security vendors’ products on own cloud infrastructure and plans to add new vendors to security portfolio.

Turkcell is managing a “Security Operation Center” named “Cyber Defence Center – CDC” that serves to enterprise customers to reach for a holistic security approach. This service enables customers to collect security logs and correlate items to proactively detect security incidents.

Turkcell manages over four thousand cyber security services in total for more than two thousand customers. Furthermore, through its proactive approach, Turkcell has developed its own threat intelligence platform named “Turkcell Bozok”.

Data Center & Cloud Services

Turkcell offers a wide range of data center solutions for its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual server, virtual data center), backup, disaster recovery and security services. As at the end of 2021, Turkcell managed over 18,000 virtual servers and protected more than 20 Petabyte of data for its corporate customers. As of December 31, 2021, our datacenters are based across eight locations in Turkey on approximately 39,500 sqm. of total data center white space area, the area where IT equipments are placed.

Our 4 traditional data centers are located in Istanbul with a total white space area of approximately 6 thousand sqm. These data centers are in central locations, and services are provided within the scope of certifications including ISO 9001, ISO 27001, ISO 27017, ISO 20000, ISO 22301, ISO 10002 and ISO 50001. We built our first new generation data center in Gebze, Kocaeli in 2016, which has an area of 33 thousand sqm. with 10 thousand sqm. of white space and 30 MVA power capacity. In 2018, we invested in our Izmir data center which has 2,350 sqm white space. In late 2019, we built third new generation data center in Ankara with its 12 thousand sqm of white space area. In May 2021, we opened our fourth new generation data center with an area of 28 thousand sqm, and a capacity of 7,200 sqm of white space in Corlu, Tekirdag. Turkcell offers cloud services from six of its data centers with high availability and reliability standards. In addition, our new generation data centers have Tier 3 standards and Leed Gold certificates. We have integrated all of our cloud services on the website, www.turkcellbulut.com. Through this platform, corporates may configure their infrastructure and software services within minutes and manage them through a self-service portal. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs. There is also a Government Cloud service that has higher security controls for government institutions to secure sensitive data. Turkcell Cloud is the first cloud platform that is certified with ISO27017 “Cloud Computing Information Security” certification in Turkey. Turkcell also offers services of global providers such as Microsoft Azure and Amazon Web Services (AWS) as Multi-Cloud services.

System Integration and Managed Services—End to End Solutions

We provide end-to-end solutions for customers as part of their digital transformation process, by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs—we have implemented over 2,000 projects to date with a Total Contract Value (TCV) of TRY 4 billion. We have a backlog in the amount of TRY 1.4 billion from the system integration projects signed to date and to be realized beyond 2022. With our project management team, we implement system integration projects, IT outsourcing projects, network, security and system management services, application management, end-user services, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

New Generation Technologies and Business Applications

(i)	Digital Business Applications

Business Applications give corporate customers a competitive advantage by providing non-core industrial solutions. Cloud-based SaaS products such as Office 365, e-Company, biometric signature, digital archive, domain & hosting solutions and collaborative products, digital invoicing, digital learning solutions along with new generation products are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience. Launching the Robotic Process Automation (RPA) product this year, we aimed to reduce business costs and increase productivity of corporates. We are focusing on process automation, remote order and e-commerce solutions as they have become crucial with and after the COVID-19 pandemic.

With the rise of the enterprise applications market as well as improvements in mobile internet, cloud services and mobile devices, corporates have been undergoing a strategically important process of digital and mobile transformation. Turkcell continues to be a strategic business partner to companies in all industries for transformation projects that aim to render all processes manageable via mobile devices anytime and anywhere.

(ii)	IoT Products & Solution Management

Turkcell has focused on its Machine-to-Machine (“M2M”) and IoT business since 2009, whose principal markets in Turkey include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their M2M sim cards more effectively. As of December 31, 2021, the number of M2M subscribers increased to 3.3 million, up from 2.8 million as of December 31, 2020.

In addition to the M2M Platform, Turkcell launched its IoT Platform in November 2019, which enables enterprises to transform ordinary devices into connected devices. It gives them control of their IoT solutions, providing them the visibility and intelligence required to transform their business. An online dashboard of tools and data feeds, Turkcell IoT Platform is a one-stop IoT platform for device management, data collection, data visualization, application development and runtime analytics. It offers multi-tenancy, scalability & high availability and security. Turkcell presents IoT Platform as a Platform as a Services (PaaS) for enterprises to develop their IoT solutions. It also offers Turkcell branded products and services on IoT platform, with end-to-end projects. Turkcell has launched two IoT Platform services in 2021, and will continue to develop new products. Turkcell will continue to pioneer this business with the release of services on upcoming new technologies such as consumer/corporate IoT and NB-IoT (NarrowBand-Internet of Things).

Mobility, a key IoT vertical for Turkcell, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2C/B2B team tracking, vehicle tracking, connected car solutions and fleet management. Within the Turkcell Kopilot services, Turkcell enables firms to track their fleet on maps, access critical reports about their fleet and encourage their drivers to drive safely through a single, user-friendly platform. In addition, corporate customers can monitor and manage their sales forces and fleets with Team Mobile. Team Mobile is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes at a minimal investment cost for companies.

Turkcell designs Industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated energy solutions. We provide solutions to create smart factories that are designed for the energy market. The smart energy service “Turkcell Enerjim” enables corporates to monitor their energy consumption and increase their efficiency. Turkcell also launched a new Industry 4.0 service named “Turkcell Digital Facility” in March 2021. The service provides personnel tracking, social distance management, environmental conditions monitoring, forklift security, machine production management and panic button for production facilities to help them to increase occupational safety and efficiency. It also provides retail solutions like visitor monitoring and customer satisfaction management.

Turkcell has developed and launched a new utility meter solution on IoT Platform in June 2021 for municipalities and companies to monitor and manage their water consumption.

We also serve “Turkcell Filiz” a mobile application used with the soil-weather IoT station to digitalize agriculture practices. It provides instant data regarding fields and aims to increase the productivity of farmers by assisting them with their irrigation and spraying decisions according to soil and weather conditions.

(iii)	Big Data Analytics Services

Turkcell offers big data analytics services to companies to help them understand sector dynamics. These services also enable companies to obtain information on their customer base by providing demographic and behavioral analysis or competitor analysis to help them support their marketing strategy through data. We use advanced artificial intelligence, machine learning and data analytics capabilities to create new insights and propositions. We have two main service offerings in Big Data domain: “Insights as a Service” and “Analytics as a Service”.

Insights as a Service (Business Insights) is designed to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brands’ and competitors’ customer profile, branch visits, density metrics, and purchasing behavior. This serves as an innovative and data-based alternative to traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision-making process for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand. At the end of 2020, Turkcell launched its cloud-based Insights as a Service Platform to serve B2B customers.

Analytics as a Service (Business Analytics) is launched in 2020. By using this platform, Turkcell has developed unique solutions to enrich customer offerings by analyzing the behavioral data of Turkcell users. These services help customers improve their analytics models such as credit risk scoring, fraud scoring, digital customer scoring and customer segmentations. In 2021, test analytics scenarios (PoCs) have been implemented with several firms from different sectors. Successful PoCs in mainly finance and e-commerce sectors have been achieved and new sector based use cases have been created from these PoCs.

Further, together with SAS, which is the leader in the global analytics market, we launched cloud-based SAS packages for the first time in Turkey in November 2020. We aim to provide advanced analytics services over Turkcell cloud in the industries of focus, so that our customers can use their big data to create analytics reports that will help them to increase their productivity and efficiency.

Industry Specific Solutions

Besides our value-added IT services, we implement digital transformation projects with our consultants, who are experts in their fields, designing vertical solutions that address the needs of each sector. For our target sectors including health, education, manufacturing, retail, central and local authorities, logistics, finance, energy, tourism and SMEs, we offer solution sets that point industry specific requirements.

In health industry, as a system integrator who provides and operates all relevant technology services and solutions, we hold a leading position in the public-private partnership (PPP) City Hospitals market in terms of both the number of beds and the number of hospitals. Seven city hospitals—Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir and Tekirdag hospitals—are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, is managed by Turkcell. As of 2021 year-end, total bed capacity of 7 PPP hospitals is over 8 thousand, strengthening our market leadership in terms of these KPIs.

Yozgat Hospital, the first city hospital awarded with HIMSS7 certification in Turkey by 2018, has renewed its HIMSS7 certification in November 2021. That is the highest level of the HIMSS certification and is the only accepted international standard regarding the digitalization level of a hospital.

With its experienced consultants, we follow industry-specific digital transformation trends and provide end-to-end solutions by using new emerging technologies such as IoT, big data, AI and machine learning. In manufacturing industry, we have implemented Industry 4.0 projects which enable companies to harness the power of data in order to streamline their operations, reduce maintenance costs and ensure quality in the manufacturing process. Several Industry 4.0 projects have been implemented in pharmaceutical, textile, automotive supplier industries in 2021. Analyzing dynamic and real data through our big data services, we support our customers’ strategic decision-making process, thus contributing to their profitability and efficiency. As part of the digital transformation journey of organizations, we meet all their needs end-to-end, ranging from team and document management to digitalization of financial processes and staff trainings.

We also focus on Smart City Applications and provide solutions for local authorities. In 2021, we have started implementing “Intelligent Transportation Systems” projects for the first time. Additionally, Turkcell Digital Business Services showed its intention to collaborate with global partners on possible Smart City projects with Kcell, leading telecommunication operator of the Republic of Kazakhstan.

We also help central authorities to provide technologies for nationwide projects regarding industrywide problems. “Fire Detection Project” is one of our projects that we have designed to Ministry of Forest in which image processing and AI technologies are used for early warning of forest fires.

Partner Ecosystem and Vendors

We work with around 300 partners in our ecosystem. We have consolidated our partners in four different categories:

(i) Sales partners: Through our sales business partners, we focus on creating new sales prospects for our products, services and system integration projects. Our wide network of these companies enables our services to achieve sales targets.

(ii) Project solution partners: We deliver project-based hardware, software and managed services solutions to our corporate customers together with our project solution partners.

(iii) Product solution partners: Product solution partners offers and/or develops specific corporate product solutions for Turkcell corporate customers.

(iv) Reseller partners: Reseller partners buy product and service solutions from Turkcell and sell it to corporate customers.

In 2020, we launched the “Partner Program” where we created an incremental value of partnership for nearly 150 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services thereby generating revenue through our premium system.

In 2021, we launched the “Partner 360 Program” in order to constantly develop our partner ecosystem with best partners to achieve successful business results.

With our global vendor partnerships, we are deepening and adding new ones to the IT projects we implement for our customers by combining our ever-increasing competencies and extensive sales force. We aim to provide fast and effective solutions with the Hardware & Software Catalogue that we have created specifically for the IT needs of our SME customers.

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our digital services for consumers and corporates.

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, and our finance company, Financell. In 2021, total techfin services revenues increased by 27.3% year-on-year to TRY 1,075.7 million.

The vision of Paycell is to be an enabler on financial inclusion with the combination of technology and financial services to lead the transition into a cashless society. Paycell was established to provide techfin services including mobile wallet, direct carrier billing (Pay Later), inter-city subway/bus card uploads (istanbulkart), utility payments, money transfers, prepaid cards (physical and virtual), QR code payments and POS solutions. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to the consumers while facilitating further revenue generation for the merchants through payment and CRM solutions. For its customers, Paycell, through the Paycell mobile application, offers various services including quick and easy payments via QR code, easy money transfers, loyalty advantages and cross-promotions, which position Paycell as a “Super App”. In the fragmented techfin market in Turkey, where competition is focused on providing solutions in particular verticals, Paycell differentiates and stands out with its strong positioning enabled by full ecosystem of products and services to both consumers and merchants, as well as its access to Turkcell’s advanced technology expertise, sizeable customer base and extensive sales channel. Further, Paycell’s core value proposition for merchants is the ability to know their customer base better, offer targeted deals and a quick and easy method of payment, which at the same time, accumulates customer data for the merchant. Paycell also offers other tailored payment products, enabling both online and offline payment methods, for merchants of various sizes and needs.

Moreover, regulatory environment, which has become more supportive following the introduction of recent legislations mainly on open banking, and e-money, also has the potential to positively impact techfin activities.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021 and entered into force immediately. With the regulation, the open banking services have been defined and application to open banking license is enabled. Besides, the Communiqué also fundamentally stipulates numerous regulations such as system continuity and security measures, incident management, outsource IT service procurement, data security obligations of institutions. The Regulation and Communiqué provide for important changes for electronic money institutions and payment institutions, which we have to comply with within a year.

Our finance company, Financell serves to meet the financial needs of individual and corporate customers for their technology products. Established in 2018 as a subsidiary of Financell, Turkcell Sigorta provides insurance agency services on device protection, personal accident insurance & bill protection and complementary health. Turkcell Sigorta intends to expand its services by tapping the travel health and home insurance markets.

(vi) Wholesale

(i) International Roaming

Our international roaming strategy has always been to achieve vast international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2021, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkey by expanding our partnership in 209 destinations throughout the world, pursuant to commercial roaming agreements with 577 operators.

On June 29, 2021, we launched Non-Standalone (NSA) 5G roaming services for our subscribers at many different locations around the world. As of December 31, 2021, our subscribers experienced NSA 5G roaming services with 51 operators in 38 destinations. On January 20, 2015, we launched LTE roaming services for our subscribers at many different locations around the world. As of December 31, 2021, our subscribers experienced LTE roaming services with 276 operators in 133 destinations. We have also provided LTE roaming services for visitors since April 1, 2016. As of December 31, 2021, subscribers of 276 operators from 121 different locations experienced LTE roaming services on the Turkcell network. We also provide international GPRS, MMS and 3G services. We provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Turkey. As of December 31, 2021, our subscribers can send international SMS to various destinations that our three SMS hub vendors cover.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 4.6 million in 2021 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 2.2 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to “Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)”.

(ii) Wholesale Voice

Turkcell and Turkcell Superonline together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2021, Turkcell Superonline had interconnection agreements with over 100 national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, TT Mobil and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2021, Turkcell had interconnection agreements with over 70 fixed line and mobile operators and carriers.

As of December 31, 2021, Turkcell had agreements with 9 Directory Service Providers.

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020.

For Turkcell, in Turkey, current interconnection rates are set by the ICTA’s decision on mobile termination rates (“MTRs”) and fixed termination rates (“FTRs”). For more information, see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry”.

(iii) Wholesale Data

Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 13 border crossings from Turkey to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Eight of the border crossings are towards the East, where we offer capacity services to Middle East, CIS and Asia. In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and data center companies in the domestic market in Turkey. Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline has been taking important steps to develop Istanbul as the world’s newest and important internet and content base due to its geostrategic location by successfully handling to transform the “Silk Road” into the “Fiber Road”. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships the Tier-1 operators and strategic partners between Asia, Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks (“CDN”) and OTTs. As of December 31, 2021, we have the capacity to carry more than 15 Tbps of international traffic.

IV. Tariffs

Our charges for voice, data and digital services consist mainly of bundles and also monthly fees, subscription fees, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all-inclusive packages which include minutes to Turkcell and national calls, intra-company calls (for the corporate segment) and data.

“Comfort Packages” is a payment plan structure launched in 2019 through which subscribers enter into a postpaid subscription contract under which monthly renewal is not mandatory and where add-on packages may be purchased via top-up packages. With Comfort Packages, our aim is to attract new subscribers and also, switch prepaid subscribers to the postpaid payment model.

“Mega Plan”, for postpaid customers, launched in 2020, is a differentiated tariff structure offering large data quota that is available for a longer time frame. Its users pay monthly for yearly quota; consume as per their own usage habits, enjoying an experience without the feeling of being restricted in monthly time limitation for the data quota. Prepaid Mega Packages offered to Turkcell customers as 3, 6, 12-month offers, providing a longer-term of use. During the pandemic period, these packages were useful to reduce physical contact especially for our elderly customers, who prefer physical stores to purchase packages and have low mobile application usage. Launched in 2021, Kids Comfort packages are specifically designed for 7-15 years old children. Our aim while launching these packages was to address the security and control needs of parents when purchasing mobile line subscriptions for children.

Turkcell’s fixed offers are based on speed and quota. The tariffs are designed by taking different needs of each customer segment into consideration. Turkcell’s own fiber infrastructure enables fiber offers with speeds of up to 10 Gbps, which we usually offer as bundled with our TV product. Turkcell’s ADSL service offers speeds up to 16 Mbps which can be offered as bundled with fixed voice service. VDSL service provides higher speeds of up to 100 Mbps. Our cable internet offers are at speeds up to 35 Mbps. Our FWA service Superbox offers are at speeds up to 375 Mbps with a minimum speed of 10 Mbps.

Turkcell’s strategy is to provide the best customer experience through enriched value propositions and over a well-invested infrastructure. Better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply, to a certain degree, an inflationary pricing policy.

(i) Consumer Tariffs and Loyalty Programs

We mainly offer bundled tariffs including voice, data and SMS. We focus on providing a leading mobile experience in Turkey, and in order to meet customer needs in different segments we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

Our aim is to provide offers that are tailored to the individual needs of our customers, considering their tenure, data usage and risk score, thereby favoring customer retention. Our postpaid mobile tariffs are generally for a 12-month commitment.

In fixed broadband products (fiber, DSL and Cable internet), we have various tariffs for different internet speeds and quota. We offer 10 Mbps to 10 Gbps internet speed for fiber internet, which we serve through our own infrastructure. Our fixed broadband tariffs are generally for a 12-month or 24-month commitment.

We offer IPTV service, namely TV+, bundled only with our fiber internet service on our fiber infrastructure. Our fixed voice service is bundled with our fixed broadband service. Further, we also offer tablet, smartphone and new technology device campaigns with fixed broadband internet packages. In 2020, we launched TV+ Ready, which enables TV+ to be used by any fixed broadband technology.

For households that are at locations without our fiber infrastructure, we offer FWA service Superbox, serving through our 4.5G network. Superbox device is included in the subscription plan.

Turkcell aims to provide advantageous price schemes to its customers when abroad. With a customer-oriented focus, Turkcell offers alternative options depending on their roaming frequency. All Turkcell postpaid customers can enjoy “Roam Like Home” offer, enabling them to use their tariff at home while abroad by paying an additional daily fee.

We have three applications called Platinum, GNC, and Turkcell Bizce which serve as platforms for our loyalty programs.

Platinum is Turkcell’s premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through a special application designed. Platinum tariffs start from a minimum TRY 120 and include richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum customers. Weekly discounts at popular online shopping brands, free GBs, device and accessory gifts, airport transfers, vale and car wash services at numerous locations and discounts at various restaurants are amongst the gifts that are offered through this Platinum program.

GNC is a mobile application that offers entertainment and favors for youth segment users. New entertainment platforms have been launched on GNC in order to increase engagement and to provide advantageous offers and gifts. Young users can play mini games, attend game tournaments and win prizes on GNC. They also compete on “Challenge TV”, GNC’s new content platform in “challenge” concept, and win various gifts according to views or likes. GNC also shares surprise data offers twice a week through gamification scenarios such as “Crack the Egg” and provides discounts and gift cards from youth’s favourite brands in surprise happy hour concept with “Push & Catch”.

Turkcell Bizce is a platform aimed at women that supports equal opportunity, personal development and economic engagement for women. The platform provides customers free data packages via collecting coupons which also has tutorial videos and inspiring contents as well as games and special brand offers. The usage of Turkcell Bizce is data free, and the design of the application offers a seamless customer experience.

In our “Shake & Win” campaign, which we started as a loyalty program, this year our customers were offered a chance to share the gifts they have won with their families and friends. In 2022, we plan to enrich this campaign with concepts including artificial intelligence applications.

In addition, considering the increasing value of the mobile gaming industry among young consumer segment, which has nearly 35 million players in Turkey, we offer mobile tariffs and additional packages for young gamers, which is used in selected popular games.

(ii) Corporate Tariffs and Loyalty Programs

We focus on meeting the diverse needs of various corporate customer segments thoroughly, combining connectivity services with the digital transformation business solutions. We address the needs of all sectors with tailored offers, coupled with the best network and service experience. We offer different options of bundle packages including voice minutes, data, SMS, company on net, roaming and international minutes.

We aim to increase customer satisfaction by tracking the experience of our existing customers throughout their Turkcell lifecyles. We succeed in providing our customers with the most suitable offers at the right time by developing and using analytical data modeling.

One of our key focuses is to provide our corporate customers with the best internet experience in both fixed and mobile connectivity. Through Turkcell Superonline’s independent fiber backbone as well as the DSL infrastructure of the incumbent fixed operator, we deliver fixed internet services.

As we aspire to become corporates’ technology partner in their digital transformation journey, we also provide a wide range of integrated services and solutions for them through our subsidiary, Turkcell Digital Business Services. These services include cloud services, security solutions, systems integration, the Internet of Things (IoT), M2M Communication and Artificial Intelligence.

We also want to provide resources for small businesses to run their daily business prosperously by delivering attractive co-branding offers and innovative products. In that regard, we launched our ‘We Stand for Small Business’ Platform full of advantages that will reduce the operating costs of shopkeepers, increase their income and enable them to start e-commerce. We offer privileges in three categories; decrease expenses, increase income, start selling online. The campaigns include but are not limited to fuel purchases, digital transformation financing, mass messaging packages and e-commerce.

We offer our corporate customers a new loyalty program through which we provide brand new advantages. We aim to provide customer loyalty with a customized benefit and a segmented loyalty program, addressing the needs bilaterally. In that regard, Turkcell Plus loyalty program serves companies’ digital transformation journey, saving their expenses and providing campaigns for their employees. As Turkcell, we create bilateral loyalty and use the program for a win-win relationship.

(iii) Wholesale Tariffs

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

V. Churn

The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not provide the necessary payment for a period of 270 days are disconnected. Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY 10 during a twelve-month period.

In the first quarter of 2017, our mobile churn policy was extended from the regulatory minimum in Turkey of 9 months to 12 months, except with regard to prepaid customers who last topped up before March of each year, which will be disconnected by year-end at the latest. We believe that following this revision, the seasonality effect in churn rate, which is caused by periodic subscriber acquisition, has been reduced to a great extent. In this regard, we have deactivated 580 thousand inactive prepaid customers in 2019-end, 666 thousand in 2020 and 480 thousand in 2021.

Additionally, the ICTA, through a board decision taken at the end of 2018, has imposed obligations on operators to record and to keep up-to-date identity information on their mobile and fixed broadband subscribers, matching this information with the products/numbers that are being used. The decision also requires that operators complete missing information on existing subscribers and terminate these subscriptions if the information is not provided within a given date. Likewise, foreigners are required to register their subscriptions with their “foreign identity number” if they are to use their subscription for more than 90 days, otherwise their subscriptions are also terminated after another period of 90 days during which they can only receive calls. These obligations have resulted in a one-time bulk deactivation of subscriptions, especially the foreigner subscriptions, impacting our churn rates in the third quarter and particularly in fourth quarter of 2019. In the third and fourth quarter of 2019, a total of 1.9 million mobile subscriber lines were disconnected as a result of this regulatory change. New subscriptions are made if and only if the required identity information is given upfront. We will continue to monitor subscriptions accordingly and terminate if and when necessary.

In 2020, as required by a decision of the ICTA, the line of a deceased customer should either be transferred to a successor or another user or terminated. Such lines on which no action is taken are to be deactivated on the 120th day. This obligation has resulted in a one-time bulk deactivation of 214 thousand customers in the third and fourth quarters of 2020 in total. Such deactivations will continue to impact churn numbers with lower impact.

Starting in the third quarter of 2018, we changed the presentation of churn figures to demonstrate average monthly churn figures which we believe corresponds to market practice. In 2021, the average monthly mobile churn rate decreased to 2.0% from 2.3% in 2020.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL/Cable or vice versa counted in churn rate).The average monthly fixed churn rate decreased to 1.5% in 2021 from 1.9% in 2020.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 736.0 million and TRY 787.2 million as of December 31, 2021 and 2020, respectively.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant as we typically launch market campaigns to address the change in demand levels. Local and religious holidays in Turkey generally affect our operational results positively through higher consumption. In 2021, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility. We expect 2022 to see a similar trend as in pre-COVID-19 period, assuming that there will be no pandemic restrictions.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to summer holidays when both usage and acquisition numbers decrease and churn increases due to residents moving. Yet, in 2021, fixed broadband demand increased as a result of the pandemic. On the contrary, in the corporate segment, fixed broadband acquisitions were negatively affected by the lockdown measures.

VII. Mobile and Fixed Network

a. Coverage

Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. Coverage also includes a substantial part of the Mediterranean and Aegean coastline. We enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license. As Turkcell, we work diligently to fulfill the regulatory coverage obligations on time.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas. In addition, in 2018, within the scope of the Ministry of Transport and Infrastructure’s Rural Coverage Project as part of universal services which we started in August 2013, about one thousand 4.5G base stations covering 1,623 villages with populations of less than 500 were installed. As per the universal service obligation, the network infrastructure serving these areas has to be shared by all operators. People living in these villages are currently served by LTE services (in addition to 2G) in a similar service quality provided in the urban areas. The daily lives of the 250 thousand people in these villages have been improved thanks to enhanced mobile communication and high-speed mobile internet services. ULAK’s (local network vendor producing 4.5G base stations) 4.5G radio equipment was used markedly, corresponding to about half of total deployments.

In 2021, we have continued to develop and improve the coverage and capacity of our network. Spectrum refarming efforts that started in 2020 in the 2100 MHz and 900 MHz bands continued in 2021. As a result, the 2100 MHz band, which was originally dedicated to 3G services, has been increasingly used for 4.5G services, which in turn has improved both LTE coverage and capacity. In parallel, 3G traffic which was originally on the 2100 MHz band has been moved to the 900 MHz band. Due to the nature of this lower frequency, we’ve been able to improve our 3G coverage as well.

The effects of the COVID-19 pandemic have continued to be a challenge on many levels. From the mobile network point of view, the main challenge has been managing changes in traffic volume and distribution. Full or partial lockdowns, remote education and work-from-home models have all contributed to shifts in traffic patterns. Our FWA service Superbox has significantly helped to alleviate indoor coverage and capacity requirements that resulted from this shift. We have been able to adapt our mobile network to these changes via our spectrum refarming efforts and the flexibility inherent in our investment strategy, providing coverage and capacity where needed. Our fixed communications network is designed to provide high capacity and high-quality service to consumer and corporate customers. Moreover, we believe that it is well designed and implemented to provide capacity to our mobile network. Our fixed network has the capability to carry large volumes of data and internet traffic in-country, and is also connected to national and international telecom operators.

As of December 31, 2021, our own fiber network reached 53 thousand kilometers and connects all cities across Turkey. In 28 cities we have fiber to the home (“FTTH”) network and home pass, whereby the number of premises that are connected to our fiber network has reached nearly 4.5 million. Through partnership engagements, we have become capable of delivering fiber and cable (hybrid-fiber coaxial) internet service to an approximately additional 3.3 million households (by our calculation), where we reach to 35 cities in total. We also provide enterprise Wi-Fi services.

In the fixed access network we have two main network structures called fiber to the building (“FTTB”) and FTTH. We have started a FTTB transformation project to convert our FTTB network to FTTH network. With this transformation, we will be providing multi-gigabit services to our customers and aim to reduce our carbon footprint. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network technology for residential and corporate subscribers. These network structures enable Turkcell to offer high speed internet, TV, Voice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the ICTA statement. Typically, “Call Drop” was one of the important Quality of Service figures that we focused on.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during all day. Using such industry standards for dropped calls, our dropped call rate for our 3G&VoLTE network is further improved to 0.246% in 2021.

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

Turkcell received the first ISO 9001 certificate in 1999. Since then, independent firms have been auditing Turkcell’s management system annually and have been renewing the certificate every three years within the scope of International Mobile Communications Design, Installation, Operation, Sales and After Sales Services. The most recent certificate was received on December 3, 2019 based on ISO 9001:2015 Quality Management Standards, which will be valid until December 3, 2022. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements. Turkcell and Turkcell Superonline still maintain ISO 20000 certificates (ISO 20000-1:2011).

On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology to meet the future requirements which allow us to improve our quality of service performance.

The optical transmission network relies on Dense Wavelength Division Multiplexing (“DWDM”) systems with Automatically Switching Optical Network (“ASON”) and Optical Transport Network (“OTN”) using protection mechanisms benefits from alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provides an availability experience up to 99.999%; a quality level defining the transmission network as an upper level “carrier-class” network.

c. Network Evolution

(i) Radio Network

With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets available to mobile operators in Turkey. Leveraging the advantage of our large spectrum assets and significant network infrastructure investments, our 4.5G network capability evolved from peak speeds of 375 Mbps to 1600 Mbps over the time. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing high-end features like 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, Narrow Band IoT (NB-IoT), eMTC (enhanced Machine Type Communications), and LAA (Licensed Assisted Access). In the future, as technology and its ecosystem evolve to new heights, we expect to introduce new capabilities to sustain our technology leadership, further enhance customer experience, and enable new services.

Although the 900 MHz band is primarily used for GSM900, we have been rolling out UMTS900 to provide a much stronger 3G coverage layer for voice calls redirected from the 4.5G network via a technique called Circuit Switched Fallback for deep indoor and improved rural coverage. This has been possible with certain previous activities such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. As the next step, we have started deploying second UMTS900 carrier, which leads to a more efficient utilization of 900 MHz spectrum and generate additional capacity. As we migrate 3G traffic to 900 MHz from 2100 MHz, we gain a capacity boost in the 2100 MHz band, which has already been in part repurposed for LTE. In this regard, we have deployed LTE in the 2100 MHz band, previously used by 3G only, to attain better spectrum efficiency, enlarge our 4.5G footprint in a cost-efficient manner, and improve end user experience.

In the IMT-Advanced (“4.5G”) tender held on August 26, 2015, Turkcell acquired large amounts of both frequency division duplex (“FDD”) spectrum: 2x10 MHz from the 800 MHz, an additional 2x1.4 MHz from the 900 MHz, 2x29.8 MHz from the 1800 MHz, additional 2x10 MHz from the 2100 MHz, and 2x25 MHz from the 2600 MHz frequency bands. For time division duplex (“TDD”) frequencies, 1x10 MHz from the 2100 MHz and 1x10 MHz from the 2600 MHz bands were also acquired. All frequency bands are technology-neutral and can be used for any technology, providing efficiency and flexibility for spectrum usage in the network. We currently use the 900 MHz band for 2G and 3G, the 2100 MHz band for 3G and 4.5G, and the 800 MHz, 1800 MHz and 2600 MHz bands for 4.5G.

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. We activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became one of the first mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until April 2023; however majority of our voice traffic is already carried by our 3G and 4.5G networks, enabling us to gradually make our 2G network leaner without impacting service experience of our customers. As the VoLTE terminal support base grows, voice services will continue to be migrated to the 4.5G network from legacy 3G/2G networks.

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

Through our ongoing investment in 4.5G infrastructure, we became the first operator in Turkey to support NB-IoT and eMTC (LTE-M), which are required for a new generation of innovative IoT applications on 4.5G networks. These technologies are available on request across our entire 4.5G footprint and enables machines to communicate more effectively. Furthermore, through our LTE-M network support which enables fleet management, asset tracking and micromobility (such as rental scooters) we are able to provide higher data transfer throughput and have greater mobility for IoT communications.

We provide a “Wireless to the Home” or “FWA” service Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The service uses 4.5G network as a backhaul to provide internet connectivity at our customers’ premises.

Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We have started to use the Massive MIMO technology for FDD and TDD, which can be deployed to meet capacity demands in dense areas. These collective activities help to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkey.

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

Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (UDI), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Turkey’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Turkey in 2018. Additionally, Communications Technologies Group aims to provide an end-to-end local and national 5G solution, which is funded by TUBITAK (The Scientific and Technological Research Council of Turkey). Turkcell is one of the major project partners of this group, and is responsible for generating use cases and requirements.

In the scope of 5G and beyond communications, we contribute to the activities of international organizations such as 3GPP, ITU-T, GSMA, NGMN, ONF, TIP, and 5G IA (the private arm of 5G-PPP, which is now 6G Smart Networks and Services Industry Association), by attending meetings, joining work groups, projects and programs that help us follow the latest developments in next generation technologies and shape our future strategies. Within the context of this objective, Turkcell became one of the leaders of NGMN’s “5G Pre-Commercial Networks Trials” project, which tested the earliest 5G equipment prototypes in the field.

The 5G R&D team formed in 2017 is engaged in a number of national and international multi-party public-funded projects to gain knowledge, expertise and vision in 5G communications. Moving beyond the state-of-the-art, the 5G-MOBIX consortium, which is funded by the European Commission, serves to develop 5G-enabled cooperative, connected and automated mobility for vehicles, where Turkcell is the leader of the Greece-Turkey corridor. For 5G-MOBIX, which happens to be the first 5G-PPP and also Horizon2020 project of Turkcell, vehicular communication services tailor-made to assess seamless and efficient crossing of the hard borders between Turkey and Greece are developed and tested using commercial-grade 5G technology. In its second 5G PPP project, DRAGON, Turkcell explores the performance limits of the D-band (i.e., 130-174.8 GHz) which is expected to offer high-capacity wireless backhaul links to 5G and beyond systems, in especially dense urban areas. Three ECSEL projects, jointly funded by the European Commission and TUBITAK, are carried out by Turkcell to deliver drone services, a smart construction site and artificial intelligence at the edge for autonomous vehicles with the ADACORSA, BEYOND5 and STORAIGE consortia, respectively. Celtic-Plus project portfolio is also diverse: Slicing, which is an important novelty brought by 5G networks, is investigated in RELIANCE, energy saving and green networks is the focus of AI4GREEN, and understanding and satisfying the requirements of the health vertical is the main target of HEALTH˄5G.

To sustain the extension of its reach and knowledge base, Turkcell has signed Memorandum of Understanding (MoU) agreements with its vendors (Ericsson, Huawei, Nokia, Samsung, ZTE, ULAK, Aselsan) to collaborate in the research and development activities. In one joint effort, Turkcell and ULAK developed a generalized Coordinated Multi Point (CoMP) feature to enhance cell-edge user performance for the ULAK base station, which is now a part of the 4.5G radio network. Embracing the importance of network management resulting from an increasing set of vendors and complexity in the network, in the DIMAG project Turkcell aimed to obtain new modules and functionality for its central self-organizing network (SON) solution provided by P.I. Works, which is a milestone on the path to service-based and automated 5G networks.

In addition to technology organizations and vendors, Turkcell engages with universities and research centers. Specifically, enhanced Mobile Broadband and Ultra-Reliable-Low-Latency Communication use cases are thoroughly studied with Istanbul Technical University and Istanbul Medipol University, respectively, through TUBITAK-funded R&D projects. Moreover, a memorandum of understanding (MoU) for 5G Research has been signed with some major universities in Turkey within the scope of “The 5G Valley” initiative led by the ICTA. “5G and Beyond Joint Graduate Support Program” is launched as an exemplary industry-academy collaboration within the valley, whereby outstanding graduate students from the universities are employed and mentored by the operators throughout their graduate studies. The goal of this program is manifold, but the most critical one is to fill in the gap for the much needed experienced personnel for the development of 5G and beyond communication technologies.

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

Although we are yet to have a commercial 5G network in Turkey, we are enabling our customers to experience 5G services abroad, provided they have 5G-enabled devices with 4.5G SIM cards and send an SMS to activate it. In this regard, as of December 31, 2021, our outbound roaming customers had the privilege of using 5G services in 38 countries including Germany, Belgium, China, Italy, Romania, and Thailand.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We currently have an All-IP mobile backhaul for BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Fiber backhaul bandwidth capacities were increased for wide coverage of up to 1 Gbps. 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages resulting from severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we have migrated from SDH based leased lines to DWDM, or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points. Transmission network services on DWDM provides 100Gbps and 400Gbps service capacities for inner IP Core Network routers optimizing use of existing wide area fiberoptics deployments.

We successfully completed a renovation program in order to converge fixed and mobile backhaul transport networks in 2020. All fixed and mobile transport-IP network was converged with high scale and the leading-edge technology routers in order to be ready for the capacity demand of 5G applications.

(iii) Core Network

Turkcell provides (i) voice services over 2G and 3G access, (ii) HD voice services over 4.5G access using both VoLTE and VoWiFi technologies, and (iii) fixed voice services to consumer and corporate customers. The 2G and 3G voice services are provided by IP based layered Next Generation Network (NGN) infrastructure. The VoLTE and VoWifi voice services for 4.5G subscribers are provided by IMS (IP Multimedia Subsystem) and all subscribers can use seamless HD Voice technology via VoLTE and VoWiFi infrastructure. Seamless handovers are performed between VoLTE and VoWiFi, and between VoLTE and 2/3G technologies in our core voice network. Fixed voice services are also provided by dedicated IMS infrastructure.

Our entire voice network has all levels of geographic redundancy. The control layer (central sources) provides voice services from four central data centers that fully back up each other. The voice payload layer (local resources) is spread over many locations that are close to the subscribers. IMS voice network is deployed and expanded on virtual telco cloud infrastructure due to its low cost and flexibility advantages.

Turkcell provides a wide variety of data services to customers through high-speed and low latency data connectivity. Our access agnostic broadband core network architecture consists of 3GPP compliant network entities supporting mobile 2G, 3G, 4.5G and fixed access technologies. Evolved Packet Core systems for mobile broadband and Border Network Gateway systems for fixed broadband provide geographically redundant and high available telecom grade broadband services to our customers. The Control Plane entities are located in central data centers hence, the signalling traffic traverses through the central data centers while payload traffic is delivered by the entities located in edge data centers. CUPS architecture has been introduced to the network which enables the distribution of User Plane entities carrying payload traffic towards the edge data centers closer to customers and/or applications. In order to provide the best customer experience and more relevant offers to our customers, we have evolved our broadband network services with network analytics, subscription management and broadband data optimization, which are integrated with the service chain on our broadband network.

The existing network of Turkcell is currently 5G NSA ready and Turkcell plans the next steps of 5G journey to introduce new 5G services by considering the roadmap of network technologies and market demand. In respect to our sustainable network initiatives, we have completed analysis on IPv6 network evolution and accelerated pilot tests for IPv6 usage in our network.

Both IMS voice and broadband network services are deployed and growing on Turkcell telco cloud infrastructure due to its low cost and flexibility advantages. In addition to supplying growing data and service requirements of existing 4.5G traffic, Turkcell position its network capable of providing 5G services scaling on its own telecom cloud. Transition to telecom cloud infrastructure also helps getting network ready towards 5G SA (Standalone Architecture) since it is a foundational concept as operators are experimenting transition to 5GC (5G Core) network.

Central management and orchestration are becoming increasingly important with greater system diversity and volumes in NFVI (Network Function Virtualization Infrastructure) telco cloud infrastructure. In order to meet the rising communication needs of our customers on a timely and seamless basis, we utilize the MANO (Management and Orchestration) solution, which enables us to manage core network system life cycles with a faster and more flexible approach.

Monitoring KPIs related to the architectural components of the virtual infrastructure and the ability to implement root cause analysis regarding the relationship between these components are crucial in sustaining the quality of network services offered to our customers. In this respect, we are evolving and expanding our core network on telco cloud infrastructure through integrating and utilizing the network services into our Service Assurance platform which is a part of overall service assurance of Turkcell network.

(iv) Fixed Network

Our own fiber optic network provides up to 10 Gbps high speed internet service in 28 cities across Turkey. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. We offer 10 Gbps high speed internet as an on-demand service since February 2018.

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

Furthermore, Turkcell has launched commercial 400 Gbps in its backbone. We are continuously investing in our backbone network in order to be prepared for bandwidth-intensive services with the latest technology. Fixed networks provide backhaul that not only connects the signal towers to the telecom network, but also allows for enough bandwidth to support operations in 4.5G. This is creating an environment in which optical cabling and fiber to Ethernet media converters are among the most important parts of a mobile network. As a result, fiber will remain an integral part of telecom networks.

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

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building facades and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers are performed by our wholly-owned subsidiary, Global Tower. We lease the land and provide site management services (yearly rental payments, contract renewals, rework permits) through Global Tower. If we decide to buy the land, another wholly-owned subsidiary, Turkcell Gayrimenkul handles the necessary procedures. We also manage all these processes for technical demands for Turkcell Superonline and Global Tower.

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

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2021, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

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

Turkcell Service Continuity Management aims to ensure the continuity and recovery activities of the services provided to our customers, by providing the continuity of the service commitment levels, managing the risks that may affect our services, including disasters and emergencies, and supporting the Turkcell Business Continuity Management System. Turkcell has also developed a Crisis Management Plan, which is aimed at effectively managing a crisis, including fire, terrorism, operational interruption, cyber attack, food poisoning and epidemics. Turkcell’s Crises Management Plan exercises, training and awareness activities are carried out periodically with the participation of crisis management teams and related groups.

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

In 2021, the COVID-19 pandemic continued to be considered as an important risk and was followed up by the committee. Developments in relation to the pandemic and its impacts on Turkcell’s business units, related decisions and actions were regularly reported to the Board of Directors for both Turkcell and the Group companies.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We serve through one of the largest retail telecommunications distribution networks in Turkey, with 1,216 branded (exclusive) stores, many at prime locations, and 4,524 semi-branded dealers (i.e. digital sales points) as of December 31, 2021. Our two exclusive distributors provide our products as well as consumer technology goods (such as handsets, tablets, notebooks, IoT devices, accessories, personal care products, small home appliances, TV and household appliances) and aftersales services to this wide dealer network, while eight exclusive Turkcell Distribution Centers (TDCs) focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team. This provides us an important channel on which to distribute our integrated solutions directly to home of consumers. We also operate a dedicated corporate direct sales team of over 795 personnel who can offer tailored solutions in their segment of expertise.

In 2021 we enlarged our technological devices portfolio to address the changing needs of our customers after the ‘new normal’ that brought to our lives by COVID-19. The enlargement started with the small domestic appliances products like coffee machines and robot cleaners, and continues with large volume products like smart TVs and air conditioners. Sale of large volume products are enabled by the dropshipment model that we have engaged recently. In this model, our customers choose the products from digital catalogs in our stores, make the payment with installments through their telecom invoice and the goods are delivered to their address directly by the producers.

Our nationwide distribution channel is an important asset that helps us differentiate from our competitors and achieve our sales targets. As mentioned above, our distribution network consists of distributors, TDCs, Turkcell branded stores (Turkcell Plus & Turkcell), corporate solution centers, and semi-branded dealers, digital channels and ATMs. We offer postpaid and prepaid mobile subscription, fixed and mobile tariffs and solutions, Superbox Plug&Play modems and digital service subscriptions through our distribution network. The total number of branded and semi-branded dealers, including corporate solution centers, was around 5.8 thousand sales points as of December 31, 2021.

Our non-branded dealer network provides us a high penetration across Turkey. All dealers are compensated based on the number of new subscribers they sign up and the level of those subscribers’ usage, in addition to other performance-based incentives.

We categorise our alternative sales channels under three main categories: our call centers, non-telco sales and the Turkcell flagship store. We offer a fast and secure access to our products and service portfolio on 24/7 basis via our call center, our web site (www.turkcell.com.tr) and the Digital Operator app. We proactively reach our customers through our telesales team. Our non-telco channel consists of ATMs, call centers, internet branches of banks and chain stores. Further, we have one flagship store located in Istanbul.

Alternative sales channels have been the main channel for digital service sales. In 2021, we started to sell fizy, lifebox and TV+ scratch cards in our exclusive and non-exclusive stores. Weekly, monthly and yearly packages of these services are created and sold through a promocode model to both Turkcell and non-Turkcell customers.

During 2019 and 2020, our digital sales channels went through an extensive transformation. Accordingly, UX and UI components as well as the entire shopping journey are improved and tailored to the needs of our customers. We have re-designed our digital channels as two main platforms: Turkcell’s official website and the Digital Operator app. Our website has been serving as a sales channel since 2012.

With a view to leverage our capabilities in digital channels, in December 2020, we launched a technology and electronics marketplace (an e-commerce platform) in Turkey, called Turkcell Pasaj. At Turkcell Pasaj, a wide range of electronic goods, from smart devices to new generation technologies, are offered from several leading suppliers besides Turkcell. Customers are offered different payment alternatives including mobile payment and Paycell digital money, besides debit/credit card and also financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and courier guarantee in one business day. Since September 2021, customers are able to pick up their delivery from any Turkcell store. Turkcell Pasaj platform is developed by Turkcell developers and we conduct necessary improvements in-house.

On the corporate front, corporate clients are managed under four different segments: public accounts, strategic accounts, major accounts, small and medium sized business accounts. Turkcell’s account managers are direct contacts for the first three segments, while our dealers and telesales teams are responsible for the small and medium sized business segment.

Within Turkcell’s sales teams, in addition to the account managers, pre-sales teams, solution architects, business development and product management teams also support corporate clients. Furthermore, vertical solution teams were formed to develop industry specific solutions for certain industries including retail, manufacturing, energy, healthcare, education, finance, transportation and logistics. These teams aim to create cross industry solutions to serve the digital transformation of our corporate clients.

Turkcell also provides turnkey mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners.

b. Advertising

Turkcell has positioned itself as an ecosystem brand, providing a portfolio of both telecom and digital services that add value to its customers’ lives. We base our communication efforts on four pillars that underline our strategy and key strengths. The first pillar is our integrated mobile and fixed infrastructure which we believe to be superior; second is the superior service quality that we undertake throughout the year; third is our innovative approach in all fields of operation and fourth and final is our offers, products or services tailored to needs of our customers through behavior-analysis.

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

With respect to the provision of customer services, we mainly work with our subsidiary Turkcell Global Bilgi. Turkcell Global Bilgi is currently operating in Turkey and Ukraine. Turkcell Global Bilgi, in addition to conventional call center services, also provides research management, customer experience journey design, social media management and technological support services. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistant.

Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies.

The “digitalization” of our customers has continued to be a priority in 2021. Our aim is to migrate our customers from conventional channels to digital channels and create effective and user-friendly online self-service channels. As the importance of digital channels increased in line with global trends as well as COVID-19 pandemic, we work on enhancing our customers’ experience on our digital sales platforms, our website and Digital Operator app. In addition to promoting these channels via online and TV advertisements and the renewed payment screens, we offer special plans based on usage habits of our digital customers available only on these channels. As a result of our investments in the Digital Operator application, our primary online self-service channel has reached 23 million 3-month active users. Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. We refurbished and modernized this channel with artificial intelligence technologies, and created our own “Digital Assistant”, which was a contributing factor to the considerable improvement of the performance of this channel. Our proactive scenarios on IVR have enabled us to reach out to more customers through this channel. Through the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers. We also utilize IVR call center solutions in our fixed broadband services.

Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily without connecting to the call center. Customers can also contact Turkcell via instant messaging to ask a question about their lines or our applications. In 2021, there were around 4 million such chat sessions on average per month. With artificial intelligence based chatbot technology, Turkcell has increased the automation level of its instant chat-based services for its customers.

Turkcell connects with social media users 24/7 with a total of 64 accounts on Facebook, Twitter, Instagram, YouTube and LinkedIn.

Turkcell has ISO10002 certification since 2011 and continuously renews its ISO 10002 certification annually within the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002:2018 Quality Management-Customer Satisfaction-Complaints Handling Certificate was received in 2021.

Thanks to the customer centric culture transformation program that we initiated in 2019, we ensured that all Turkcell employees are responsible for designing and sustaining the customer experience. We consider that our main goal is to make our customers feel secure, valuable and happy with the help of our strong technological infrastructure. With our customer-centric culture transformation program, more than 500 Turkcell employees from all levels have taken part in various customer experience projects so far voluntarily. In 2021, we received “Customer Centric Culture Award” with this program at European Customer Centricity Awards which is the one of the most prestigious award platform in the world of customer experience. As Turkcell, with the awareness that there is always the best for our customers, we will continue to listen to our customers and stand by them with our solutions we produce for their needs.

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

Ukraine—lifecell

We acquired our interest in our subsidiary lifecell (formerly known as “LLC Astelit” or “Astelit” operating under the “life:)” brand) on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications.

On July 10, 2015, we completed the acquisition of SCM’s 44.96% stake in our Netherlands-based subsidiary Euroasia Telecommunications Holding B.V, which owned 100% of LLC Astelit, and which merged with Lifecell Ventures in December 2016. The terms of the acquisition required a payment of $100 million as consideration for the acquisition, the payment of Astelit’s debts obtained through and with the guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group was a party and the release of SCM Group in this regard. In accordance with IFRS 10 “Consolidated Financial Statements”, the acquisition of the remaining 44.96% in Astelit for a total consideration of $100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized, while the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015. Following this transaction, Astelit’s borrowings obtained from and with the guarantee of SCM Group were repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital was increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015.

On January 15, 2016 the company announced a new stage of its development, made a large-scale rebranding into “lifecell”, and in connection therewith changed its legal name to “lifecell LLC” on February 2, 2016.

On July 7, 2017, Turkcell injected USD 74 million (equivalent to TRY 268 million) in the capital of lifecell. Funds were allocated for the repayment of the abovementioned subordinated loan. On July 10, 2017, lifecell repaid USD 72.8 million to the Company (equivalent to TRY 264 million): USD 66 million of principal and USD 6.8 million of interest. In 2018, the capital of lifecell was increased again by USD 65 million (equivalent to TRY 259 million) in four tranches for the 4G license fee payment in Ukraine. On September 11, 2019, lifecell obtained a EUR 28 million (equivalent to TRY 175 million) subordinated loan directly from Turkcell. The proceeds were used for the reduction of the lifecell loan portfolio. On February 21, 2020 and March 26, 2020, the capital of lifecell was increased again by EUR 12 million (equivalent to TRY 79 million) and by EUR 12 million (equivalent to TRY 85 million), respectively.

As of December 31, 2021, the company utilized loans fully denominated in the local currency of UAH 3.7 billion (equivalent to TRY 1.8 billion as of December 31, 2021) under the guarantee of Turkcell.

As of December 31, 2021, lifecell had 10.1 million registered mobile subscribers, mainly prepaid. lifecell’s three-month active subscribers had reached 9.2 million as of December 31, 2021.

The company is known as dynamic and innovative as it was the first to introduce a number of new technologies and products in the Ukrainian mobile market. The company is highly motivated to continue its innovation leadership in marketing and sales. There were 478 exclusive lifecell shops in 252 cities across Ukraine as of December 31, 2021. In addition, lifecell products are available at 34 thousand other sales points throughout Ukraine. lifecell also has an online sales channel, shop.lifecell.ua, which was launched in August 2020 as a renewed version.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the Ministry of Digital Transformation, the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the National Commission for the State Regulation of Communications and Informatization (“NCCIR”) controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

NCCIR held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 376 million as of March 19, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Furthermore, lifecell paid a total of UAH 886 million for the conversion of spectrum from military use in three installments between 2015 to 2018. After winning the tender, lifecell launched 3G services on May 19, 2015, becoming the first operator to offer a 3G network in Ukraine.

As of December 31, 2021, lifecell provides 3G services in more than 9,558 towns and settlements in Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions). As of December 2021, lifecell has the widest 3G geographical coverage over the country based on its own calculations. lifecell ceased recording revenues from Crimea and Sevastopol city as of the end of September 2014 and impaired its assets in that region. Furthermore, in 2016 the company also discontinued services and lost its revenue stream from the uncontrolled territories of Luhansk region and since February 2017 lifecell has been unable to provide mobile services and ceased recording revenue in the disputed part of the Donetsk region. The company impaired its assets in the disputed part of the Donetsk and Luhansk region in the fourth quarter of 2017. Cumulative capital expenditure for the development of lifecell’s coverage amounted to USD 2.5 billion as of December 31, 2021.

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

As of December 31, 2021, 4.5G from lifecell is available in 14.9 thousand towns and settlements in Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions), while in more than 600 Ukrainian towns and settlements, lifecell is the only operator providing 4G network services. As of December 2021, lifecell continues its leadership in smartphone penetration with 83% in the Ukrainian telecommunication market.

In 2021, lifecell finished its LTE network rollout in Kyiv subway. Since March 2020, 52 metro stations have been covered with high-speed mobile internet. The project has been executed by Top-3 Ukrainian mobile operators with the support of the Kyiv City State Administration.

lifecell provides 3G&4G coverage of 81.3% of the population of Ukraine, or 61.9% geographical coverage, through around 9 thousand base stations.

In May 2019, lifecell and Ericsson Ukraine deployed the first 5G network demo segment and presented its advanced capabilities at the Sweden-Ukraine Business Forum in Kyiv. The speed test was attended by state representatives, regulators and the media, and reached 25.6 Gbps download throughput using spectrum in the ultra-high frequency band of 28 GHz. In 2020, 5G technology was tested at the lifecell head quarter with the collaboration of Ericsson.

On October 29, 2019, lifecell and two other leading mobile operators signed a Memorandum of Understanding with the Ukrainian Government to reorganize radio-frequency resources to the 900 MHz band. It will ensure maximum coverage of the entire territory of Ukraine with 4G mobile communication, including rural areas and main roads. Accordingly, in March 2020, lifecell’s 900 MHz frequency band was increased from 3.8 MHz to 5.6 MHz. These frequencies, which are currently being used for 2G services, will also be utilized for 4G services. Ukraine’s National Telecommunications Authority opted not to hold a tender process and the license fee for lifecell was determined as UAH 121 million (equivalent to US$ 4.6 million as of March 19, 2020, the payment date). The license fee has been fully paid. The respective license became effective for five years as of July 1, 2020. As of December 31, 2020, lifecell and two other leading mobile operators launched LTE900 across Ukraine. Operators also entered into infrastructure sharing agreements in settlements with populations of less than two thousand inhabitants.

Mobile Number Portability (“MNP”) was introduced in Ukraine in May 2019. As of December 31, 2021, lifecell is the leader in the MNP port-in subscribers. lifecell was also the first among all operators providing its subscribers with a free online registration procedure enabled via BankID. Starting from December 1, 2021 changing of the operator through MNP has been simplified for all subscribers.

lifecell launched its first MVNO partnership in July 2016 with one of the largest national internet service provider (Volia-Cable). By the end of 2021, lifecell had 6 active MVNO partnerships.

Since 2017, the company continues its strategic focus on developing high-quality digital services. Accordingly, lifecell offers Turkcell’s digital services including BiP messenger and lifebox cloud storage. Among other digital services lifecell customers may choose TV+ for watching TV channels and films, lifecell music streaming service, Likar Online Telemedicine service, language learning Busuu service, reading in Magazines application, mobile phone protection from theft and screen protection with Protect Mobile and lifecell Screen services. In 2021, lifecell introduced BiP messenger desktop version and the functionality of transferring messages from WhatsApp to BiP. A new game-based learning application was launched for kids’ education and smart entertainment. In December 2021, lifecell cooperated with WhiteBIT cryptocurrency exchange for future development of innovative financial technologies.

In 2021 lifecell continued its social activities such as lifecell Academy – educational competition among pupils from regional schools of Ukraine, supported an all-Ukrainian call center for patients with cancer by the partnership with Vartozhyty Foundation, joined several projects of CSR Ukraine non-profit organization and AIESEC.

In response to the need in the Ukrainian market for cardless and cashless payment services, lifecell introduced its online money transfer tool. In August 2017, Paycell LLC was incorporated as a subsidiary of lifecell in order to operate as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting were obtained in October 2017, and licenses for e-money and local currency transfers were obtained in September and October 2018, respectively.

In line with global tech trends, lifecell was the first operator among the “big three” in Ukraine to launch eSIM in November 2019. It is sold online at shop.lifecell.ua, and since the beginning of 2020 eSIM physical starter packs were introduced at lifecell shops. In June 2020, a new online sale experience was launched with fully automated 24/7 sale and immediate delivery of eSIMs to customer’s email. In September 2020, as a first in the Ukrainian market, customers are provided with the option of choosing their phone number when buying eSIMs online. In November 2020, eSIM sales with choice of phone number were launched at EasyPay’s 14 thousand self-care terminals across Ukraine. In 2021 lifecell became the first and only mobile operator to launch eSIM sales via monobank, popular digital Ukrainian bank, application.

In 2021, lifecell became the first mobile operator to launch an online identification system via BankID with the National Bank of Ukraine. lifecell prepaid subscribers, who are clients of more than 30 partner banks of the National Bank of Ukraine, became able to register online their numbers or switch to a contract form without visiting the operator’s stores.

After the Russia invasion on February 24, 2022, lifecell continued its operations providing services to subscribers throughout Ukraine, except in areas where equipment has been damaged as a result of hostilities and access is currently impossible. lifecell together with other mobile operators launched national roaming throughout Ukraine. As a result subscribers of any Ukrainian mobile operator can use the network of another operator if their home network becomes unavailable. For the radio network, lifecell had around 9 thousand base stations in the country, and as of March 2022, around 10% of them were temporarily down on average on a daily basis due to energy cut-offs and the invasion has impeded our ability to access our base stations. The data center is in process of backing up in Poland and Czech Republic to ensure the business continuity. After the invasion, around 60% of the shops were open as of the end of March, but this situation changes on a daily basis. Around 100 shops in Western territories were open most of time. In other regions shops are working during calm times (no sirens, rocket alarms or bombing). The war has led to a decrease in our subscriber base in Ukraine, although we believe that the decline has not been material as of the time of this filing. lifecell had provided the Ukrainian military, law enforcers, medics, and critical infrastructure employees with 10,000 GB of mobile data, 10,000 minutes for calls to any numbers in Ukraine, and 10,000 SMS to each of them. The company also has provided bonus minutes and gigabytes to its subscribers both in Ukraine and abroad in roaming. The company currently has no major collection risk, as lifecell’s subscribers are mainly prepaid.

For details regarding the risks we face with regard to our business in Ukraine, please refer to “Item 3.D—Risk Factors— We hold interests in several companies outside of Turkey that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

BeST

On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in BeST, which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of BeST was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and a further $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller in installments contingent of the financial performance of BeST. For more information, see Note 29 (Other non-current liabilities) to our Consolidated Financial Statements. Furthermore, an official Edict which defines the legal framework for a multiyear investment and modernization plan involving BeST in which we expect to participate has recently been announced.

As of December 31, 2021, BeST had 1.5 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.1 million. BeST is the leader of MNP market in Belarus in terms of number of port-in subscribers’ count. BeST has 9 own stores, 110 exclusive and 170 non-exclusive sales points. Sales from its online channel continuously increase with the rising customer demand. In addition, digital subscription packs are sold at more than 2000 sales points across the country.

As of December 31, 2021, BeST operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.9% of the entire population of Belarus, or 97.7% geographical coverage. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. BeST offers 4G service since August 2016 on beCloud’s LTE infrastructure, serving in all regions and major cities of Belarus with a 74% 4G territory coverage as of December 31, 2021. The availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2021, the share of 4G subscribers in the three-month active subscribers reached 71%. Rising 4G penetration led to a growth in average monthly data consumption per user to 15.2GB. 4G network served 79% of total data traffic in 2021.

BeST has a wide range of products in its portfolio, which consists of voice and data products, terminal offers and an enriched digital services portfolio. BiP, fizy, lifebox, Magazines, TV+, Digital Books and Games Platform are the main services in the digital services portfolio. Digital tariff plan “Play” which is a unique offer in the market combines all digital services in a single package.

BeST is the first mobile operator to launch a digital SIM-card activation service in Belarus in 2020 via a mobile application by using face recognition technology based on a machine learning algorithm. The service was successfully implemented by Lifetech LLC, a 99.9% owned subsidiary of BeST.

In line with our strategic priority of improving our balance sheet structure, we restructured the debt of BeST in 2015. As part of the restructuring, BeST’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, BeST’s debt was EUR 612 million subordinated loan. On April 1, 2019, this EUR nominated subordinated loan was converted to the local currency amounting to BYN 1.46 billion (equivalent to TRY 7.6 billion as of December 31, 2021) and remains outstanding as of December 31, 2021.

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business. We continue to hold discussions with authorities with regard to the implementation of such regulations.

In Belarus, we face sanctions (including export controls that may impact our ability to import equipment and software), regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. For more information regarding the risks we face with regard to our business in Belarus, please refer to “Item 3.D—Risk Factors— We hold interests in several companies outside of Turkey that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

Lifetech

Lifetech, which is a subsidiary of Turkcell Group, was established in 2012. It is 99.9% owned by BeST and has around 160 professionals located in Belarus as of December 31, 2021. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kibris Telekom

Kibris Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2021, Kibris Telekom had 0.6 million registered subscribers.

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

In 2012, Kibris Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kibris Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kibris Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation was at 69 kilometers by the end of 2021. In 2017, Lifecell Digital was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018.

The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around a 71% decline in total, from TRY 0.10 to TRY 0.03. The rates were then increased by 62% to TRY 0.05 in August 2019. The National Regulatory Authority is planning to conduct another call termination market analysis and may revise the rates. MNP is in effect in the country since 2018.

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

The National Regulatory Authority designated Kibris Telekom as an operator having significant market power in the mobile access and call origination markets in July 2021. Due to this designation, Kibris Telekom is obliged to provide access and call origination service to MVNOs. Currently, there are two companies that have MVNO licenses.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers customer care services to more than 70 companies in banking, retail, e-commerce, insurance, energy, public sector and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to analyze customer experiences deeper, gaining vast experience in the process. On August 4, 2017 Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2021, with 17 locations across Turkey, Turkcell Global Bilgi had 17,347 employees. 58% of these employees serve Turkcell’s customers, 36% serve customers of third parties, with the remaining working as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

Since 2008, Turkcell Global Bilgi owns a 100% stake in Global Bilgi LLC, which operates in Ukraine and provides telesales and call center services to lifecell and many other companies in the Ukrainian, Russian and English languages at four locations with 828 employees.

In 2020, we took measures relating to the COVID-19 pandemic at a very early stage and made a rapid company-wide transition to remote-working as well as remote training, development and motivation practices. Following the implementation of this transition, our call center services have continued uninterrupted and with no change in service quality.

Turkcell Superonline

Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom (founded as Bilisim Telekomunikasyon in 2004 and became Tellcom in 2006) with the Superonline business acquired from the Cukurova Group. We believe that Turkcell Superonline differentiates itself through its superior network quality and leading-edge technology with its own fiber infrastructure along with commitment to after sale services quality. Turkcell Superonline operates in three main segments; consumer, corporate and wholesale. Turkcell Superonline has a wide range of services. Fixed broadband, voice and TV services are provided to consumers. Fixed data, voice, datacenter & cloud along with cyber security services are among the services provided to corporates. Wholesale services include wholesale international and local data and voice services with over 300 business partners.

As of December 31, 2021, Turkcell Superonline has 53 thousand km fiber backbone covering 81 cities in Turkey and has 13 border crossings. The company offers fiber in city coverage in 28 cities and increased its homepasses to around 4.5 million of December 31, 2021 from around 3.8 million in the previous year. Including partnership engagements, we are capable of covering around 7.8 million households in 35 cities. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. Turkcell Superonline also has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations. As of December 31, 2021, Turkcell Superonline had 1.9 million fiber and 1.1 million TV subscribers.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey. Turkcell Superonline has rendered Turkey as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline offers 10 Gbps connections on a demand basis.

Turkcell Superonline is the leading datacenter and cloud services provider to over 1,600 corporations including Turkey’s largest corporations with whitespace of 39,500 sqm in Turkey.

Turkcell Superonline has total of 13 border crossings. We have 5 border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and 8 border crossings to the East, we offer capacity services through Middle East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and governmental institutions.

Turkcell Superonline won the tenders of BOTAS, Turkey’s state owned pipeline company, and TEIAS, Turkey’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions are considered as finance leases as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS, and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2021 is TRY 166 million.

Turkcell Superonline offers its local and foreign clients wholesale voice termination, international leased data lines, internet access, datacenter and infrastructure services. It is also authorized to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, as well as mobile virtual network operating services. The company carries the majority of Turkcell’s traffic.

Turkcell Superonline pursues a domestic wholesale business strategy as well providing wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and datacenter companies in the Turkish market.

Turkcell Superonline is leading the localization strategy for Turkey’s data and internet traffic by developing partnerships with internet exchange platforms, Tier 1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline is among the businesses within Turkcell Group that we may consider a strategic action for further value creation.

On December 18, 2017, the Turkcell Board of Directors approved the issuance of lease certificates (sukuk), based on management agreement as defined in the Communique on Lease Certificates in accordance with Capital Markets Board legislation, by Turkcell Superonline through an asset leasing company in the domestic market for an amount of up to TRY 300 million and up to 12-month term. On January 19, 2018, application for the approval of the issue programme for lease certificates was made to the CMB and the approval was obtained on March 1, 2018. The first issue of TRY 125 million with a 176-day term and 13.67% interest rate was made on March 22, 2018. The second issue of TRY 75 million came on December 13, 2018 with 103-day term and 22.00% interest rate. The third issue of TRY 100 million followed on February 13, 2019 with 121-day term and 21.75% interest rate. The issues were conducted to meet the short term funding needs of Turkcell Superonline. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB approval, on February 1, 2019, the Board approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 500 million under the same conditions mentioned above. On May 2, 2019, an application for the approval of a new issue programme for lease certificates of up to TRY 500 million was made to the CMB, and the approval was obtained on May 16, 2019. The first issue of TRY 75 million under the new issue programme was made on June 14, 2019 with 116-day term and 23.70% interest rate. It was followed by the second issue of TRY 150 million on October 8, 2019, with 119-day term, and 14.00% interest rate, and further followed by the third issue of TRY 175 million with a 140-day term and 9.60% interest rate on February 4, 2020. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB, on March 24, 2020, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 600 million under the same conditions. On April 17, 2020, an application for the approval of a new issue programme for lease certificates was made to the CMB, and the approval was obtained on June 4, 2020. The first issue of TRY 100 million under the new issue programme was made on June 23, 2020 with a 148-day term and 8.10% interest rate. It was followed by the second issue of TRY 50 million on November 18, 2020, with 125-day term and 14.95% interest rate, which matured on March 23, 2021. On July 12, 2021, the application for the approval of a new issue programme for lease certificates was made to the CMB, and the approval was obtained on August 9, 2021. The first issue of TRY 100 million under the new issue programme was made on November 17, 2021 with a 106-day term and 16.30% interest rate, which matured on March 3, 2022. It was followed by the second issue of TRY 200 million on March 23, 2022, with 85-day term and 17.25% interest rate, which will mature on June 16, 2022.

Global Tower

Global Tower was established in 2006 as a wholly owned subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkey. In addition to Turkey, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only mobile network operators but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Ukraine, UkrTower, was founded in 2009 and its 100% owned subsidiary in Belarus, Beltower, was founded in 2016. Beltower has a right of use agreement signed with BeST.

Global Tower operates a unique portfolio of 11,059 towers, 8,962 of which are located in Turkey. As of December 31, 2021, Global Tower owns 1,148 towers in Ukraine and operates 834 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service over 162 mobile towers. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

In Turkey, Global Tower manages the processes of renting, maintaining and installing towers in 18 structured regions with its 4 solution partnerships and 3 installation subcontractors. With this structure, the distance between any two service points in Turkey is less than 90 km.

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

Global Tower’s wide service range consists of shared infrastructure services in tower/rooftop/in house fields, TV-radio infrastructure solutions, E2E and wind power infrastructure solutions, M2M/scada/telemetry infrastructure solutions, GSM-R solutions, mini data centre infrastructure solutions, mobile tower solutions, acclimatized system room solutions, energy infrastructure solutions, hybrid systems solutions (solar/wind), infrastructure maintenance and operation services, field acquisition and contract management services and satellite telecommunication solutions & services.

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

Under the capital reduction resolution taken by the Board of Directors in September 21, 2020 and with its general assembly decision, Global Tower’s capital was reduced by TRY 100.0 million to TRY 245.3 million. Global Tower is among the businesses within Turkcell Group that we may consider a strategic action for further value creation.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly-owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations at Kucukyali Technology Plaza in Istanbul.

Turkcell Teknoloji’s R&D center employs over 1,200 researchers accredited by the Ministry of Industry and Technology. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (data analytics and artificial intelligence, Network Technologies, IoT, VR/AR), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platform and platform developed solutions, location based services and platforms, roaming solutions, geographic information systems, network management solutions, 5G infrastructure projects, customer relationship management and solutions, next generation value added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, IoT, AR / VR, big data processing, business intelligence applications, smart SIM card solutions, digital identity technologies, image video processing, text analysis, suggestion engines, voice analytics, robot assistants, robotics process automation, mobile analytical platform, artificial intelligence in health, learning and education applications solutions, e-mail and search engine solutions, digital broadcasting solutions, CDN (Content Delivery Network) Solutions, OTT and block chain solutions, AIOPS/devops, cyber security.

In line with Turkcell’s strategy of expanding digital services and ICT services in Turkey and in international markets, Turkcell Technology aims to develop new digital and ICT services worldwide according to the latest technology and market requirements.

Turkcell Teknoloji enhances company solutions with state-of-the-art artificial intelligence capabilities with their AI driven products. These products are in-house developed platforms aligned with their specific themes. FOYA is a platform which hosts capabilities that can detect fradulent cases and instances using AI models. Detecting fradulent passport and ID’s, user verification, user speaker identification, and (ongoing) deepfake video detection capabilities are presented to be used for all industries with digital onboarding processes. Celly; a chatbot product which enhances engagement and provides personalized customer experience targets wide range of platforms with a great scope of customers ranging from municipalities to educational facilities. SIMA is a platform with facial demographic analysis being its main capability; hosts a group of capabilities which include; user verification, fradulent user detection, age and gender detection, emotional state (mood) detection. All these outputs are critical for human-driven data analytics. Turkcell technology continues to provide service with other capabilities such as; speech to text (and vice-versa), recommendation engines, sentiment analysis, summary extraction/topic determination from text, auto-correct services and continues to expand its AI driven platforms and product line.

Turkcell Teknoloji has completed three major projects based on Blockchain Technology and is exploring new usecases with a dedicated team to adapt this technology transformation for Turkcell. Blockchain based credit score sharing platform has been a joint effort with the other mobile telecom operators in Turkey since 2019. This platform helps to block device sale to fraudsters, improving bad debt levels. Fraud suspicious list sharing platform is also based on Blockchain technology. The blockchain based digital identity solution (Proov) was launched in 2020 and is expected to be instrumental in digitalization of the country.

With the goal of becoming Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2021, the Turkcell Teknoloji R&D Center submitted over 565 new national and 25 international patent applications and as of the year end Turkcell Teknoloji has 3,239 national and 192 international patent applications and over 800 granted patents.

Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Turkcell Teknoloji aims to enlarge entrepreneurial ecosystem and technoparks vision and, in addition to this, engages in collaborations with universities from all over Turkey and supports academic studies focused on artificial intelligence, 5G, blockchain and AR/VR.

Turkcell Teknoloji is an active participant of European collaborative research programs. One of the main international networks for those projects is EUREKA (European Research Cooperation Agency) program. EUREKA program is one of the pre-eminent programs across Europe to foster European competitiveness and integration and to encourage R&D cooperation in more than 45 countries. Turkcell Teknoloji is a board member of two different clusters of the EUREKA program: ITEA (Technology for European Advancement) cluster and CELTIC (EUREKA Cluster for next-generation communications) cluster. Turkcell Teknoloji contributes to the establishment and progress of the European research vision and agenda, as well as participating in pioneering research and innovation projects. Another main international research and innovation program is Horizon Europe Program, which is publicly funded by European Commission and facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges. It supports creating and better dispersing of excellent knowledge and technologies. Turkcell Teknoloji has a long history of developing research projects within these as an international consortia coordinator, national consortium leader or as a project partner according to the strategic decisions within the company. As of 2021, Turkcell Teknoloji has almost 20 ongoing international collaborative research projects (in addition to the ones that are currently under evaluations) and we seek to continue to increase the Horizon project applications and funded projects in the coming years.

Turkcell Teknoloji’s R&D and innovation strategies are human oriented. Supporting the academic development of researchers is also a part of this strategy. In this context, PhD and Master programs, designed to improve the technical infrastructure of our researchers in line with the technical fields required by our industry, have been continuing since 2014. Additionally, Turkcell Teknoloji has carried out important efforts to spread technology by publishing on national and international platforms.

Turkcell Satis

Turkcell Satis (formerly known as Turkcell Satis ve Dagitim Hizmetleri A.S.) sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website www.turkcell.com.tr. In the last quarter of 2020, e-commerce business related to consumer electronics was rebranded under “Pasaj” and also started to serve as a marketplace platform for consumer electronic sales of third party sellers. In 2016, Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Turkcell Satis’s legal name was changed to Turkcell Satis ve Dijital Is Servisleri A.S. in January 2019, and its area of operations have been expanded to cover end to end IT and technology related solutions and services for enterprises, including data center, cloud, security, digital transformation, system integration and IT managed services. In March 2021, Turkcell Dijital Is Servisleri A.S. (often referred to as Turkcell Digital Business Services in the report) has been incorporated and registered through carve out from Turkcell Satis in order to monitor its performance more coherently. Turkcell Dijital Is Servisleri A.S. is a 100% subsidiary of Turktell Bilisim Servisleri A.S. as of August 2021, and enterprise business operations will be transferred to Turkcell Dijital Is Servisleri A.S. gradually.

Turkcell Finansman

Turkcell Finansman (generally referred as “Financell”), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the BRSA and launched nationwide in March 2016. It is the first finance company in the Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and provides financing solutions to existing or new Turkcell customers for their smart devices, tablet, accessory or other device purchases. As at the end of 2021, Financell is the leading company in terms of number of customers among all finance companies.

In September 2017, Financell established a branch in the Turkish Republic of Northern Cyprus and started handset financing operations. Due to growing cost and risks, the branch was closed in June 2019 however collections from this operation still continue.

Since 2017, Financell has also offered insurance products directly or through Turkcell Sigorta, depending on the product and related regulation. Key products are loan protection insurance to cover the payments against unexpected circumstances that may occur, such as unemployment, death, disease, accidents, and device protection insurance to cover any damage on the smart device purchased. In December 2021, we started to provide complementary health insurance. As an agent, Financell or Turkcell Sigorta provides insurance through revenue sharing agreements with prominent partners such as BNP Paribas Cardiff, Zurich and Turkiye Sigorta.

Since January 2020, smartphones with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, and those with a retail price of up to TRY 3,500 with a maximum twelve-month installment plan. Such limitation has negatively impacted the number of contracts sold by Financell. The threshold was raised to TRY 5,000 on December 21, 2021. In 2019, Financell included corporate entities to its existing individual customer portfolio which also aims to support Turkcell’s corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers.

Application and sales channels are extensive for individual customers to reach Financell loans. With a prudent risk management approach, Financell serves over Turkcell’s stores (1,216 Turkcell’s own store and 2,380 digital sales points), Turkcell website, Turkcell Digital Operator application and the call centers of Turkcell and Financell.

During the COVID-19 pandemic, Financell has supported its customers by postponing loan installment due dates upon request.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell also tapped into the local debt capital markets for bond issues. In March 2021, Turkcell Finansman issued commercial paper with a nominal value of TRY 100 million and commercial paper matured on August 20, 2021. Additionally, in order to diversify its borrowing base, Financell also resorts to other funding alternatives such as asset-backed securities (“ABS”). From April 2017 to December 31, 2019, Financell executed six ABS issuances via Aktif Yatirim Bankasi A.S. (a domestic investment bank) at an amount totaling TRY 485 million. ABS issuances fully matured on 23 September 2020. In February 2021, Turkcell Finansman reduced the paid in capital from TRY 575 million to TRY 200 million. In addition, non-performing loans amounting to TRY 93 million were sold to various asset management companies based in Turkey in 2021.

Financell had TRY 2.2 billion loans outstanding and TRY 4.1 billion of consumer loans had been granted as at the end of 2021 from TRY 2.1 billion loans outstanding and TRY 3.5 billion of consumer loans as at the end of 2020. Cost of risk has decreased to 0.5% in December 2021 from 2.4% in December 2020. The insurance coverage ratio as of the 2021 year-end was 81%.

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

Turkcell Sigorta provides a wide variety of insurance products, including health and life, non-life (property insurance, electronic devices, errors and omissions, EAR (Erection All Risks), CAR (Construction All Risks), cash in transit, cash in safe, machinery breakdown, employers’ liability, political violence, third person liability, fidelity, professional liability, directors and officers liability) compulsory earthquake policy, marine cargo, motor third party liability and auto insurance to Turkcell Group and its employees. In addition, Turkcell Sigorta provides insurance advisory and claim advisory services to Turkcell Group. Turkcell Sigorta also provides insurance products to Turkcell customers via its agreements with leading insurance companies like Turkiye Sigorta, Zurich and BNP Paribas Cardiff, such as device protection, bill protection, personal accident insurance and, complementary health. Starting from early 2020, Turkcell Sigorta focused on establishing end-to-end digital insurance sales processes and a data-driven digital sales infrastructure. These efforts have resulted in enhanced call center outbound facilities, more efficient data analytics & usage as well as QR-based direct digital sales processes for various insurance products. These actions facilitated the creation of necessary digital channels to be utilised for expanding its retail product portfolio. Accordingly in 2021, Turkcell Sigorta started to offer bill protection and personal accident products on Paycell application. Turkcell Sigorta aims to continue to expand its offering with new products that are fit with simple, digital and data driven processes. As such, Turkcell Sigorta intends to expand its services by tapping the travel health and home insurance markets.

Turkcell Odeme

Turkcell Odeme became operational as of March 2015 presenting users with a convenient mobile payment solution and offering a streamlined experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions for both merchants and consumers.

In August 2016, Turkcell Odeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Turkey holding this license. With its brand “Paycell”, Turkcell Odeme has expanded its merchant network by implementing easy and secure payment methods, both online and in stores, in new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services. Paycell makes life easier for customers by offering direct carrier billing (Pay Later), money transfer, payment services and wallet, plus cash top-up for the Turkcell prepaid line and the public transportation card IstanbulKart as well as the Paycell debit card. Paycell also provides merchants a QR based payment alternative and mobile POS solutions as well as virtual POS solutions for online sales.

Having received an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments through the Paycell application and selected Turkcell stores as well as non-Turkcell affiliated stores. In December 2017, Paycell entered into a 5-year contract with Visa to issue prepaid cards. Furthermore, in November 2020, we entered into a 6-year contract with Mastercard, valid through April 2021 to April 2027, to issue prepaid cards. The business has continued its growth through the addition of new features including peer to peer money transfer, expanded merchant integrations and the rising penetration of Paycell prepaid cards.

In 2021, Paycell introduced new products for consumers such as game tokens, and other digital content in the app marketplace, enhanced its money transfer options by granting 24/7 money transfer capability and implementing P2P and utility payment options to BiP. On the merchant front, Paycell introduced a commercial card for commercial payments and expanded on Android POS and virtual POS products. As of 31 December 2021, Paycell reached to key account available 17.2 thousand merchants, processing payment volume of TRY 417 million from physical locations and TRY 1.2 billion online. Furthermore, Paycell started to offer whitelabel wallet products, first of which is being implemented to n11.com, one of Turkey’s largest online marketplaces.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in the Turkish Republic of Northern Cyprus. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments.

For Paycell, 2021 was a successful year in terms of growth and scaling-up. As of December 31, 2021, Paycell had 6.6 million three-month active users. The Paycell app has been downloaded 14.3 million times to date. The Paycell prepaid card reached 624.8 thousand three-month active users and total spending via all Paycell prepaid cards in 2021 amounted to TRY 2.3 billion. Paycell mobile payments three-month active users reached 4.1 million and mobile payment transactions totaled up to TRY 1.8 billion. The total transaction volume through Paycell reached TRY 14 billion.

Paycell generated TRY 468.4 million in revenue in 2021 marking 64.4% year on year growth, while its EBITDA reached TRY 222.4 million with a 47.5% margin.

In January 2022, as per the resolution of Turkcell’s Board of Directors, in order to provide international money transfer and payment services in European Union countries, Paycell shall acquire Turkcell Europe GmbH, a subsidiary of our Company based in Germany, after obtaining the necessary legal permissions from the relevant authorities.

In 2022, in conjunction with its plans to expand and grow in domestic and foreign market, Paycell will be looking for a strategic partner who will own a minority stake in the company. Sessions with potential investors started in the fourth quarter of 2021. J.P. Morgan Chase Securities PLC is authorized to lead the process.

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

Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Enerji. The share transfer with respect to the acquisition Boyut Enerji was completed on August 18, 2021. Boyut Enerji owns Karadag Wind Power Plant located in Izmir, Turkey, which has an 18MW mechanical installed capacity. The plant commenced operations in 2016 and holds a license that will expire in 2057, and has a state purchase guarantee until the end of 2026.

Lifecell Ventures

Lifecell Ventures is a 100% subsidiary of Turkcell incorporated in the Netherlands.

In line with Turkcell Group’s strategic priority of monetizing its digital services, Lifecell Ventures is responsible for delivering our digital services and solutions to the global markets and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances with other operators. Lifecell Ventures uses technology to provide a digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as real time action-based marketing solution. Lifecell Ventures’ business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. Lifecell Ventures has the ambition of contributing to taking telecoms to the “next level”, which is a more digital service focus, rather than being an infrastructure company.

Lifecell Ventures launched the first international digital solution partnership with BiP and lifebox services at Moldcell, the Eastern European operator under a revenue sharing model. In February 2019, Lifecell Ventures signed a cooperation agreement with Digicel Group of the Caribbean. In October 2020, Digicel Group launched the communication platform BiP, TV platform PlayGO (TV+), the personal cloud storage platform Billo (lifebox) and Fast Login in 32 countries, in partnership with Lifecell Ventures. Digicel is managing its own consumers’ data while offering its subscribers market-leading action in real time through LCV’s Real Time Action (RTA) Marketing and Real Time Trend Monitoring tools. In 2021, additional RTA licenses were sold to Digicel and an RTA agreement was made with BTL in Belize.

Atmosware Teknoloji

Atmosware Teknoloji, which is fully owned by our subsidiary Turktell, has been incorporated with a capital of TRY 5 million on October 8, 2021. Atmosware Teknoloji will focus on developing software products and services, training software developers and aims to serve our Company and its subsidiaries and third parties both in Turkey and other countries.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010 as an MVNO providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011. Until the end of 2014, Turkcell Europe continued its operation as an MVNO and offered Turkcell’s service quality across both Germany and Turkey. In order to increase the efficiency of our operations in Germany, we made changes to the business model in 2014 from a “wholesale traffic purchase” agreement to a “marketing partnership”. The marketing partnership ended on April 30, 2020 pursuant to a termination protocol executed between the parties.

Turkcell Europe’s revenue contribution to the Turkcell Group amounted to EUR 100 thousand in 2020 where, post-termination, the revenue generation ended.

Turkcell Odeme will start providing international money transfer and payment services in European Union countries. In order to conduct respective activities, Turkcell Odeme will acquire Turkcell Europe after obtaining the necessary legal permissions from the relevant authorities.

Through 2019 and 2020, we established individual companies for our digital services, namely Yaani Digital, BiP Digital, Bip Iletisim, Lifecell Digital, Lifecell Bulut, Lifecell Muzik, Lifecell TV and Lifecell Dijital Servisler. This means management flexibility and marks a step towards considering strategic moves in the medium run.

Equity Accounted Investments

Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“Togg”)

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol and on May 31, 2018 a Shareholders Agreement was signed by Turkcell with the intention of participating as a potential contributor in “Turkey’s Automobile Project”. Under this protocol, the signing parties agreed to determine the framework of the activities to meet the requirements of the project for designing, developing and manufacturing a range of electric and connected cars and establishing a mobility ecosystem as well as establishing a local company to own the intellectual and industrial property rights. Accordingly, on June 25, 2018, Togg was incorporated, in which Turkcell has participated among the six founding partners, with a 19% stake. The CEO of Togg was appointed on September 1, 2018. On December 27, 2019, Togg showcased its C-SUV model and an example of its C-Sedan model, which are the first models in the product portfolio. In July 2020, construction of the production facility was initiated in Gemlik, Bursa. Mass production ramp-up is expected to start by the end of 2022. On May 19, 2021, Togg Europe GmbH, in which Togg has participated as 100% stakeholder, was established as Europe User Research Center in Stuttgart within the de:Hub, which is one of the 12 innovations centers of Germany. On September 27, 2021, Siro Silk Road Temiz Enerji Depolama Teknolojileri Sanayi ve Ticaret A.S. was established by Togg and Farasis Energy (Ganzhou) Co. Ltd. in order to develop energy storage solutions for automotive and non-automotive applications for Turkey and surrounding countries. On May 31, 2021, paid-in capital of Togg has been increased by TRY 846.8 million from TRY 150 million to TRY 996.8 million and our shareholding interest in Togg increased to 22.8%. In the meantime, as one of founding shareholders, Kok Ulasim Tasimacilik A.S., decided to exit, AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Vestel Elektronik Sanayi ve Ticaret A.S. and Turkcell (through its wholly owned subsidiary Turkcell Gayrimenkul) now have equal partnerships in Togg each with a 23% shareholding; whereas Turkiye Odalar ve Borsalar Birligi holds 8%. On December 1, 2021, Togg Akilli ve Hizli Sarj Cozumleri Sanayi ve Ticaret A.S., a wholly-owned subsidiary of Togg, was established in order to develop EV charging solutions in Turkey. On December 21, 2021, paid-in capital of Togg has been further increased by TRY 1,647 million and total paid-in capital reached to TRY 2,643.8 million. Turkcell has committed to a 23% of the total capital participation of EUR 500 million over the following years.

Sofra

Sofra in which Turkcell indirectly holds a 33.3% stake, was incorporated on July 24, 2018. Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish postal services company, act as shareholders together with our subsidiary Turkcell Odeme. Sofra offers meal cards issued under the “PAYE Card” brand, enables personnel of customers to conveniently purchase food at member merchants. PAYE Card is also accepted at public transportation payment in Istanbul. In 2021, PAYE Card has over 126 thousand cardholders with around 16 thousand merchants. PAYE Card also launched virtual card which enables consumers to pay with QR at stores.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfi”, “Foundation”) was founded by our Company on October 11, 2018 in Turkey. The Foundation is a not-for-profit organization that intends to reduce mainly the public burden of the state by contributing to projects and charities that will meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. The board of directors of the Foundation consists of five members, all of which have been appointed among the high or senior level executives of Turkcell.

Entities & Businesses Related to Previous Operations

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) offers information and entertainment services. On September 30, 2020, we completed the sale of our total 55% shareholding in Inteltek to Intralot Iberia Holding SAU, the other shareholder of Inteltek. The final value of the transaction was approximately TRY 6.1 million. We generated approximately TRY 1.6 million in profit from this transaction, which has been reflected in our 2020 third quarter financial statements. As of December 31, 2020, Inteltek is not a subsidiary of Turkcell.

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

We could be interested in acquisition of new renewable energy production assets in accordance with Turkcell Group’s target of becoming a company meeting its electricity need from eco-friendly resources.

We have participated in the establishment of Turkcell New Technologies Venture Capital Investment Fund, which is established specifically to Turkcell, on March 7, 2022. The initial commitment is up to a total amount of TRY 250 million, where it may be paid in several portions. Future minority stake investments in companies that are active in high tech sectors such as cyber security, artificial intelligence etc. can be realized through the fund. With this fund, it is aimed to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies reach their growth targets. Moreover, it is aimed to create strategic and financial benefits and accordingly long-term value for our Company through synergies to be generated with these ventures.

XI.Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of December 31, 2021, we believe that certain of our business activities in 2021, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA.

During the year ended December 31, 2021, Turkcell had international roaming relationships with the following companies in Iran: Mobile Telecommunication Company of Iran, Irancell Telecommunications Services Company (“MTN Irancell”), Gostaresh Ertebatat Taliya PJS (“Taliya”) and Rightel Communication Services Company PJS (“Rightel”). Turkcell had gross revenues of approximately TRY 3.066 million and net profits of approximately TRY 1.9 million attributable to these agreements during the year ended December 31, 2021. Two telecommunication companies (Syriatel and MTN Syria) that we had international roaming relationships in Syria suspended roaming services as of November 2020.

During the year ended December 31, 2021, lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Rightel, Syriatel and MTN Syria. lifecell also has international roaming agreement with Taliya though the roaming services have not been launched yet. For telecommunication businesses in Syria, lifecell had net losses of approximately EUR 309.6 attributable to these agreements. For telecommunication businesses in Iran, lifecell had net losses of approximately USD 2,650.2 attributable to these agreements.

During the year ended December 31, 2021, BeST had international roaming relationships with the following companies in Iran: MTN Irancell, Iron (ARNI) although there is no direct agreement at this moment. During the year ended December 31, 2021, net losses attributable to these relationships were approximately USD 5.

Turkcell has developed several digital services such as BiP, Dergilik, fizy, lifebox, TV+ etc. which are available for download free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2021, gross revenues attributable to these agreements were approximately EUR 2.85 million, and net profits were approximately EUR 0.9 million. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (Telecom Idea) based in Iran, which acts as its solution partner and agent. During the year ended December 31, 2021, gross revenues attributable to these agreements were approximately EUR 0.168 million, and net profits were approximately EUR 0.034 million. Turkcell is also following some new telecommunication services opportunities within Iran. While majority of these opportunities are related to TIC, Telecom Idea (QBIC), other private companies that Turkcell is in discussions with for possible business opportunities are: Raahbar, Railcom, Aryacell, Parsonline and Pishgaman Kavir Asia.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. One of our major shareholders TWF has indicated that, although they do not have a business relationship or investments in Iran or Syria, and as publicly reported, as per the terms of the natural gas sale and purchase agreement from 1996 between the Republic of Turkey and Iran, Boru Hatlari ile Petrol Tasima AS, a wholly-owned entity of TWF, has been importing natural gas from Iran to the Republic of Turkey since December 10, 2001 following the completion of the pipeline connection between the two countries. TWF has also indicated that T.C. Ziraat Bankasi AS (“Ziraat Bankasi”), a wholly owned entity of TWF, has a representation office in Tehran, Iran, which does not have any commercial or banking activity and Ziraat Bankasi does not have any intention to change or extend current activities carried out by this office. TWF has also indicated that this is publicly disclosed information. Furthermore, our another major shareholder LetterOne has indicated that they do not have any business relationship or investments in Iran or Syria.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2022.

XII.Regulation of the Turkish Telecommunications Industry

a.Overview

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

b.ICTA

The ICTA has the authority to grant licenses and set fees in the electronic telecommunications industry.

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following ICTA authorization. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by the granting of usage rights, in cases where scarce resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, the principles and procedures relating to the notification and granting of usage rights are determined by the ICTA through secondary regulations.

According to the Authorization Regulation, the validity periods of authorizations granted via notification and those granted with usage rights may be granted for up to 15 years. Also, the ICTA can determine authorization validity and sufficiency control periods as 3, 7 or 15 years.

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

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow, some of which are stated below:

●	Creation and protection of a free and efficient competitive environment.
●	Protection of consumer rights and interests.
●	Protection of the objectives of development plans and Government programs, as well as the strategies and policies set by the Ministry of Transport and Infrastructure.
●	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services.
●	Ensuring non-discrimination among subscribers, users and operators under fair conditions.
●	Ensuring the conformity of electronic communications systems to international norms.
●	Protection of information safety and communication confidentiality.
●	Determination of the procedures and principles related to the personal data and protection of privacy.

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

This law mandates that all operators pay 1% of their annual net sales revenue for the universal service fund, that designated operators must provide universal services, and the General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Turk Telekom and the GSM operators are currently designated as universal services providers.

The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or below. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport and Infrastructure. This contract was renewed until December 31, 2018, and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure has approved the extension of the contract under the same conditions by periods of 6 months through December 31, 2021. Furthermore, the maintenance, repair and operation services of the sites established within the scope of the Universal Phase-1 project that was carried out by Turkcell were transferred to Turksat as of April 1, 2022. The Ministry of Transport and Infrastructure is currently planning a new auction for “covering additional areas with a population of less than 500”.

The Electronic Communications Law also specifies general rules and principles relating to tariffs. According to the Electronic Communications Law, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to the Electronic Communications Law, operators may freely determine the tariffs they apply in compliance with the relevant legislation and the ICTA arrangements.

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

In 2020, as per the amendments to Article 49 and 50 of the Electronic Communication Law, subscription agreements are allowed to be concluded either in writing or electronically through methods determined by the ICTA which enable the identity verification process of subscribers. Within this scope, the Regulation on the Identity Verification Process of the Applicant in the Electronic Communication Sector was published by the ICTA in the Official Gazette dated June 26, 2021. The Regulation introduces new methods and standards for identity verification in the electronic communications sector. According to The Regulation our Company will bear burden of proof in all transactions including the objections to the administrative or judicial processes.

c.Regulations Related to Market Analyses

According to the Electronic Communications Law it is among the duties and authorities of the ICTA to conduct market analyses in the electronic communication sector, to identify the relevant market and the operator(s) with Significant Market Power (“SMP”) in the relevant market. In the Mobile Call Termination Market, all three operators are designated as having SMP. Accordingly, the mobile termination rates of all operators are being regulated by the ICTA.

In the Mobile Access and Call Origination Market only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market has been deregulated and Turkcell’s SMP designation was removed. For additional details and further steps regarding Turkcell’s SMP designation, see “u. Access and Interconnection” section.

Regarding the fixed broadband markets; in 2019, the ICTA finalized “The Wholesale Central and Local Market Analysis”. By its Board decision dated December 31, 2019, the ICTA decided to designate solely Turk Telekom as an SMP for both markets. Access to fiber products, (Fiber Bitstream, VULA (Virtual Unbundling of Local Access)) and margin squeeze obligations are also imposed on Turk Telekom in addition to its current obligations. As a result of being SMP operator in relevant markets, Turk Telekom is obliged to publish reference offers. Currently, updating process is still ongoing for Turk Telekom’s reference offers (IP Bitstream, Ethernet Bitstream, VULA (Virtual Unbundling of Local Access), LLU (Local Loop Unbundling), Facility Sharing and Dark Fiber, Co-location and Building Access) in which terms and conditions are defined.

d.Regulation on Quality of Service in the Electronic Communications Sector

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

e.Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

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

In 2018, there has been an amendment to the aforementioned regulation which introduces a new provision addressing “natural persons” and “private legal entities which are not operators” under the Electronic Communications Law. According to the new provision, entities (including “natural persons” and “private legal entities which are not operators”) who fail to comply with the obligations determined by the ICTA regarding national cyber security activities and protective measures against cyber-attacks, or fail to implement the measures taken by the ICTA, will be subject to administrative fines.

f.Regulation on Authorization regarding the Electronic Communications Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector” (“Authorization Regulation”), which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016 and 2021, there have been major amendments to the aforementioned Regulation. According to the amendments:

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
(3)

All operators should obtain the consent of the ICTA prior to the transfer, acquisition or any other transaction regarding 10% or more of their shares. Those operators should also notify the ICTA within two months at the latest in case of a transfer, acquisition or any other transaction of their shares up to 10%.

(4)	Operators should provide free call center services.
(5)	Operators should keep the traffic data of their customers for two years.
(6)	Operators should provide information to the ICTA regarding the number of personnel and their qualifications.
(7)

The ICTA is entitled to decline authorization applications and proceed with operator inspections to confirm the accuracy of the information and documents submitted during the authorization application.

(8)	If the ICTA determines that the operator has not provided any services in the last three years, its authorization may be cancelled.
(9)

Operators should publish the information of their dealers (name, title, address, telephone, website) on the operator’s website and ensure compliance of the dealers with the standards which are determined by the ICTA.

(10)

Operators should apply to the ICTA with the necessary information and documents for authorization until December 31, 2023. Within the scope of these applications, the ICTA will control sufficiency for all operators and the authorizations of the operators who do not apply to the ICTA within the period will be cancelled.

g.Regulation on Mobile Number Portability (“MNP”)

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational since the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, where they are violated, that we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected Turkcell’s request of the correction of the decision. Turkcell made an individual application before the Constitutional Court, against the respective decision. The Constitutional Court process is pending. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

Furthermore, the ICTA published the “Regulation Amending the Number Portability Regulation” and “Procedures and Principles Regarding Number Portability Implementation Process” on February 12, 2022, seeking to align the ongoing number portability procedures with the Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector as well as to increase measures to prevent involuntary port-outs and slamming. Regulations regarding the method to be applied in the control of identity information will be effective on December 31, 2022 and other regulations entered into force on the date of publication.

h.Regulation on Security of Network and Information in Electronic Communications Sector

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threats or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. ISO/IEC 27001:2013 certification is regularly renewed every year. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communications Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

i.Presidency Circular on Information and Communication Security Measures

The Presidency Circular on Information and Communication Security Measures dated July 6, 2019, aims to ensure the security of critical data, which may threaten national security or lead to the deterioration of the public order when the data privacy, integrity and accessibility are impaired. Pursuant to the Circular, the Presidential Office for Digital Transformation published an “Information and Communication Security Guide”, on July 27, 2020, which sets out the information and communication security measures to be followed by public institutions as well as the enterprises providing critical infrastructure services which includes telecommunication operators. The guide covers measures and related activities to be carried out by public institutions and concerned enterprises to ensure the security of their asset groups, applications and technology in accordance with degree of criticality, i.e. basic, medium and advanced. Accordingly, telecommunication companies shall determine the degree of criticality of their assets and draw a roadmap to implement effectively the concerned measures, for asset groups with advanced criticality level in two years. The guide is expected to be updated periodically, and to be published on the website of the Presidential Office for Digital Transformation.

Concerned public institutions and enterprises shall perform audits once a year internally or by an independent institution to determine the compliance of their activities and measures with the Guide. The Presidential Office for Digital Transformation also published on its website, in October 2021, “Information and Communication Security Audit Guide” which introduces the methodology to be followed in planning the audit, applying the audit procedures and reporting the audit results.

j.Turkish Competition Law and the Competition Authority

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

k.The Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector

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

l.Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of certain metropolitan municipalities were extended. Following this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, with its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for a stay of execution and cancellation of the ICTA’s aforementioned decision. The Council of State granted a motion for the stay of execution of the ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. Council of State rejected the ICTA’s appeal request in favor of the Company and approved the first instance court decision with its definitive judgment. Thus, the judicial process has been finalized in favor of the Company. Since then the ICTA has been working on a new regulation aligned with the Law No. 6360.

m.Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 5,409 plus VAT per station for the year 2022) will apply only to the BTSs established after December 6, 2012.

n.Zoning Law and Construction Certificate Requirement of Base Stations

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

Legislative work has been done to fill the legal gap caused by the annulment decision of the Supreme Court. The amendments adopted in the Zoning Law have entered into force as of November 17, 2020. With these amendments, three segments have been designated according to the characteristics of electronic and communication systems. (i) The masts and towers that are above 15 meters have become subject to a license, (ii) the masts and towers that are less than 15 meters and (iii) the masts and towers that are below 10 meters on the rooftops are now subject to obtaining a permission. A Site Selection Certificate must still be obtained prior to the license/permit applications. It shall be necessary for the masts and towers over 15 meters that have been established and/or to be established on the parcels and land, to be specified in the 1/1000-scale implementary zoning plan; however, it shall not be required for the other types of BTS’s. There shall be no license and permission requirement for the stations established between July 2, 2004 and October 1, 2009. It shall be mandatory for stations established before July 2, 2004 and between October 1, 2009 and November 17, 2020 to apply within a year and carry out the necessary documents within three years. The fines imposed on electronic communication stations established before November 17, 2020 shall be voided, and demolition decisions shall not be applied.

o.Regulation on the Internet

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

p.GSM Licensing in Turkey

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

The licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and abiding by the numbering plans. Furthermore, the licensee is obligated to make the necessary investments to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables, in operating condition, will be transferred by the licensee in accordance with the license agreement.

q.Our GSM License Agreement

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

Terms and Conditions

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we can renew our license, subject to the approval of the ICTA, provided that we apply between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA. An application has been made to the ICTA to extend the GSM license period, which will expire on April 27, 2023.

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

Coverage

Our GSM (2G) license requires that we meet coverage and technical criteria. We must attain coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. We met and surpassed all coverage obligations before their due dates.

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

Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Please refer to the Mobile Retail Price Cap section under the caption “(ITEM 5 – 5D. b.Regulations affecting our prices” for the approved price caps for voice and SMS.

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

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to the ICTA, or an institution designated by the ICTA, without consideration, the network management center, the gateway exchanges, and the central subscription system, which are the central management units of the GSM network. We may apply to the ICTA between 24 and six months before the end of the 25-year license term for the renewal of the license. The ICTA may renew the license, taking into account the legislation then currently in effect. An application has been made to the ICTA to extend the GSM license period, which will expire on April 27, 2023.

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

r.Authorization of 3G License

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

With the 3G License Agreement, we are obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. Following the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The hearing was held on November 27, 2018. The Court annulled the decision of the ICTA. The ICTA appealed the decision. Turkcell replied to the appeal request in due time. Council of State rejected the ICTA’s appeal request in favor of the Company and approved the first instance court decision with its definitive judgment. Thus, the judicial process has been finalized in favor of the Company.

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

s.Authorization of 4.5G License

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

While building its infrastructure for 4.5G networks, Turkcell, as well as its competitors, is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkey. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and subsequent years, in addition 30% for the average of the first four-year period. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the requirement. Based on the law, operators have requested to remove this requirement for six annual reporting periods, between 2015 and 2021, and the average of the first four-year period containing 2015-2019. However, operators’ requests to waive this requirement for the reporting periods between 2015-2019 and the average of the first four-year period have been rejected by the ICTA; in this context, administrative fines (TRY 49.2 million in total) was applied to the Company for two periods between 2015 and 2017. The Company filed totally seventeen different lawsuits for the cancellation of the administrative fines. The lawsuit process for the cancellation of these administrative fines are ongoing. Additionally, administrative fines may also be applied for not meeting the requirements of 2017-2019 reporting periods and the average of the first four-year reporting periods. This also may result in material adverse effects on our financial results.

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

Besides, with the ICTA Board Decision dated November 16, 2021 and published on January 13, 2022, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks in a way to expand the local product obligations in the 4.5G authorization agreement”. Amended regulation requires, the share of equipment purchased from a single supplier within an investment period not to exceed 50% of the total investments and the operators to inform the ICTA and comply with the Board decisions before the investments to be made regarding the critical network elements.

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

t.Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our subsidiaries BeST, lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. lifecell also holds 4G license. If lifecell, BeST and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Digital, Lifecell Muzik and Lifecell TV have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

As of December 31, 2021 lifecell owns 9 activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2021, lifecell owns twenty-three frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range—three NDC codes for mobile network, twenty-nine permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800”.

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

In 2020, the Ministry of Health of Ukraine significantly eased the limitations applicable to electromagnetic field exposure (EMF) levels emanating from base stations. The maximum EMF level is set at 100 μW/cm2 or 19,42 V/m, compared to 10μW/cm2 or 1,94 V/m. This increase in maximum EMF levels allowed lifecell to increase the power output of transceivers on base stations where required. A higher power output of some transceivers will allow an improvement in quality of connection and coverage in certain areas, mainly in highly populated areas of cities where several base stations from different operators are located at a close distance from one another and work in different bands. Further, this change enables us to install sites in new zones.

Belarus License Agreement

BeST owns a license for mobile services without technological limitations (technology neutral), issued on August 28, 2008, for a period of 10 years. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, BeST has coverage requirements for 2G and 3G networks. BeST had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company is in close communication with the regulatory body regarding 2G license requirements and have applied for certain license requirement adjustments. We expect to have some regulatory changes in 2G network license and those changes may eliminate coverage requirements in the upcoming years. 3G related license requirements have been fulfilled. There is no any coverage requirement for 4G services in the license.

Based on local legislation, 4G infrastructure can be built by JLLC Belarusian Cloud Technologies (“beCloud”) only. BeST uses beCloud’s infrastructure to deliver LTE services for its customers.

Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004 (for 15 years), Infrastructure Provider as of March 6, 2006 (for 25 years), Internet Service Provider as of February 15, 2005 (no duration specified), Satellite Communication Service Provider as of March 24, 2009 (no duration specified), Cable Broadcast Service Provider as of November 23, 2009 (no duration specified) and Mobile Virtual Network Operator as of July 14, 2015 (for 15 years). Upon the expiry of the term of Turkcell Superonline’s Fixed Telephony Service Provider authorization on November 19, 2020 the ICTA extended the authorization period by one year. Pursuant to the amendment to the Authorization Regulation on May 1, 2021, the validity periods of all the authorizations granted to operators were extended to match the expiry date of the longest-term authorization of the operator. Thus, the expiry date for all the authorizations of Superonline has been determined as March 6, 2031.

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

On December 15, 2005, the ICTA designated Turkcell, Vodafone, and TT Mobil as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the Regulation published in the Official Gazette dated September 1, 2009, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” which had implications such as mandatory MVNO access and cost oriented call origination and termination rates, and designated Turkcell, Vodafone and TT Mobil as operators holding significant market power in the “Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. The ICTA decision dated April 12, 2017, stating that an ex ante regulation was no longer needed for Mobile Access Call Origination Market, and that Turkcell’s SMP designation was to be lifted after a period of one year, has been cancelled following the ICTA’s new decision dated April 4, 2018, stating that the transition period had been extended for an additional year until April 12, 2019. Another ICTA decision taken on April 3, 2019 had for the last time extended the transition period until December 31, 2019 and as of January 1, 2020, the Mobile Access and Call Origination Market was deregulated and Turkcell’s SMP designation was removed.

As a result of the significant market power designation in the “Mobile Call Termination Market”, Turkcell, as well as TT Mobil and Vodafone, is required to provide interconnection services on a cost basis. Please refer to the table under Interconnection Rates/Mobile Termination Rates section, under the caption “(ITEM 5 - 5D. b.Regulations affecting our prices” for the approved MTRs. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA.

Following its Board decision dated April 19, 2017, the ICTA finalized its Mobile Call Termination Market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year. Nevertheless, with its decision dated April 12, 2018, the ICTA later cancelled the deregulation of the SMS/MMS Termination Market. Following the last Mobile Call Termination Market Analysis, dated September 23, 2020, the ICTA has decided to remove the cost based pricing obligation for SMS/MMS termination services and decided that SMS/MMS termination rates will be determined by commercial agreements by October 1, 2021. Then the transition period was extended until April 1, 2022 and SMS termination rates were determined with a conciliation process carried out by the ICTA. Please refer to the table under Interconnection Rates/SMS/MMS Termination Rates section, under the caption “(ITEM 5 - 5D. b.Regulations affecting our prices” for the approved SMSTRs.

The ICTA regulates Fixed Call Termination Rates (“FTR”) as well, and designated Turk Telekom as having significant market power. As a result of the market analysis regarding Fixed Call Termination Market in December 2020, the ICTA decided to switch to IP-based next-generation network structure (from traditional Time-Division Multiplexing network) in interconnection services, thus adopted a single-stage fee structure and temporarily determined Turk Telekom’s IP interconnection rate as 1.71 kr/min until January 1, 2022. Then the ICTA has published a glide path for call termination rates for all fixed operators for the years 2022-2024. Please refer to the table under Interconnection Rates/Fixed Call Termination Rates section, under the caption “(ITEM 5 - 5D. b.Regulations affecting our prices” for the approved termination rates.

Our Company’s Access and Interconnection Agreements Concluded with Other Operators

Turkcell and Superonline have interconnection agreements with various operators including Turk Telekom, Vodafone, TT Mobil and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile/fixed communications systems.

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

(i)	Interconnection/Call Termination Agreements

Please refer to the tables under Interconnection/Mobile Call Termination Rates and Fixed Call Termination Rates section under the caption “(ITEM 5 - 5D. b.Regulations affecting our prices” for the effective termination rates in interconnection agreements.

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

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. Please refer to the table under SMS/MMS Termination Rates section, under the caption “(ITEM 5 - 5D. b.Regulations affecting our prices” for the effective rates in SMS termination agreements.

As of December 31, 2021, operators which originate message services are obliged to establish direct interconnection with mobile network operators where the calls will be terminated in accordance with the ICTA Board Decision dated March 24, 2020.

(iv)	MVNO Agreement

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020. If either party does not submit any requests for termination three months before the expiration date, there shall be a one-year extension with the same terms and conditions. The scope of the agreement is wholesale mobile communication services including data, voice and SMS. Wholesale data rates were determined by the ICTA as a result of the conciliation process carried out and were added to the contract. The term of the agreement is two years. As of the end of 2021, Netgsm did not initiate services.

(v)	Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services which are licensed by the ICTA to provide directory services. These agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one year term.

v.Regulation on Co-Location and Facility Sharing

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

The Communiqué defines the criteria for operators who are incumbents for facility sharing, and also states the items which must be considered for determining the Facility Sharing prices.

Subsequently, the provisions that regulate the ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent have been removed, opening up the Co-Location and Facility Sharing process to negotiation. In addition, the Facility Sharing incumbent’s right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on certain certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and the ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks”. According to this Regulation:

●	The number of sharing types has increased. The terms and conditions of sharing on highways, railways and within tunnels is now a separate section.
●	In regions where the population is lower than 10,000, if an operator is unable to use the antenna installations built by another operator before the IMT licensing, the operator must notify the ICTA about the situation and the ICTA may let the operator build a new antenna installation. This operator is obliged to make an installation facilitating the sharing by all types with at least two other operators. The operator cannot turn down any sharing requests involving installations set up after IMT licensing in motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways, except for indoor installations.
●	In regions where the population is higher than 10,000 at the time of application to the Authority to build a new installation, provided that there are no physical, technical, administrative and legal barriers, the operator is obliged to offer the types of sharing to the maximum extent possible.
●	In regions where the population is lower than 10,000, except indoor installations, new antenna installations which were established between the date of the IMT authorization and the issue date of this Regulation, all settlements and motorways, high speed and very high speed railways, dual carriage highways, tunnels and conventional railways must be brought in line with the conditions set by this Regulation.

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

Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published in the Official Gazette dated December 27, 2012. As per this regulation; all providers must prioritize facility sharing and co-location in their investments which mandates operators to seek approval from competitors to check if there is any available infrastructure exists or not. Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or and institutions. Since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkey—Turk Telekom—to seek if Turk Telekom’s infrastructure is available to share for the operator-requested route and to perform the needed excavation work on their behalf (Turk Telekom’s reference offer public consultation process for facility sharing is still on-going, there is not existing agreed commercial offer for infrastructure Turk Telekom’s excavation work on the behalf of operators). Afterward Turk Telekom’s rejection for infrastructure sharing, operators may ask for the right of way confirmation from the Ministry of Transportation and Infrastructure. Having the right of way confirmation, operators shall apply public authorities to get permission for the required excavation processes.

w.	Regulation on Consumer Rights in the Electronic Communications Sector

One of the main duties of the ICTA is the protection of consumers, thus the ICTA extensively regulates topics related to consumers including subscription processes, charging and billing, contract conditions including the term of contract and the information to be provided to consumers. As such, the ICTA carries out numerous inspections in order to assess compliance levels to said regulations and non-compliant operators may face severe administrative fines. Conversely, our compliance with the ICTA’s regulations may increase the costs of doing business and could negatively impact our financial results.

The most recent framework for consumer protection is provided by the “Regulation on Consumer Rights in the Electronic Communications Sector”, which was published on October 28, 2017. This regulation abolishes other predating regulations on consumer protection. The Regulation imposes numerous obligations on operators with respect to transparency and informing consumers, the subscription process and the provision of services, tariffs and campaigns, contracts, charging and billing and the cancellation of subscriptions. An amendment to the Regulation has been made on January 18, 2022, seeking to align the regulation with “The Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector” and to impose new obligations on operators, including increasing the number of channels through which subscribers can apply to cancel their subscriptions and granting subscribers the right to cancel their subscriptions without paying a cancellation fee if the internet service quality does not meet the “Address-Based Internet Speed Test criteria” that will later be determined by the ICTA. The effective date of the articles related to applicants’ identity verification processes has been declared as March 1, 2022 while the effective date of the other articles has been declared as December 31, 2022.

“The Regulation on the Verification Process of the Applicant’s Identity in the Electronic Communications Sector” was first published on the Official Gazette of June 26, 2021 and later amended on December 31. 2021. The Regulation determines the process to be applied for the verification of the applicant’s identity in cases where subscriber transactions (subscription contract, number porting application, qualified electronic certificate application, registered e-mail application and SIM change) are carried out in an electronic medium. The Regulation will be effective as of March 1, 2021.

Preventing bill shock has been one of the ICTA’s objectives, resulting in several regulations that impose obligations on the operator to offer upper limits to bills and to remind and inform the subscriber on their levels of use. “The Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Bills” was published on August 19, 2016 has been in force since December 1, 2017.

The ICTA has duties to ensure the safe use of Internet as well. The ICTA’s board decision dated August 22, 2011 has obliged operators to offer the “Safe Internet Service” to requesting subscribers free of charge. The ICTA Decision dated June 8, 2021 has mandated the "Safe Internet Service Family Profile", which can restrict subscribers from accessing certain internet addresses and content, to be the default profile for new mobile and fixed subscriptions, unless otherwise requested by the subscriber, as of September 16, 2021.

The ICTA decision dated June 21, 2018 favoring subscribers with special needs, veterans, and widows/ widowers and orphans of martyrs was published and came to effect on January 1, 2019. The decision requires operators that have more than 200 thousand subscribers to offer their services to these groups that are “in need of social support” at a 25% discount. The discount is to be offered upon proof of identity and the subscriber’s special need.

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

x.Regulation on Data Privacy in the Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the processing of personal data and protection of privacy. Accordingly, the ICTA had published “Regulation Concerning the Processing of Personal Data and the Protection of Privacy in the Electronic Communications Sector”, of which a revised version has come into force on June 4, 2021. The Company filed a lawsuit for the stay of the execution and cancellation of the related provisions of the aforementioned regulation. The case is pending.

This regulation aims to determine the procedures and principles of personal data processing and the protection of privacy in the electronic communications sector. The regulation sets out the sector-specific rules such as security measures, notification of data breach and data breach risks, obtaining explicit consent, data transfers, traffic and location data, caller ID blocking. Turkcell has launched a compliance program to this Regulation and adapted many changes to its data processing activities and mechanisms for obtaining consent in order to comply with the regulation. Compliance will be of utmost importance unless the Company’s lawsuit is accepted and the Regulation is cancelled.

y.Law on the Protection of Personal Data

Turkey, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates the processing and transfers of personal data of natural persons and protection of privacy.

The Law established several obligations for processing and transferring the personal data including but not limited to fair and lawful processing, protection of personal data, consent requirement, providing notice of processing, registration with the Registry of Data Controllers and notification to the Data Protection Authority (“DPA”) in case of a data breach. According to the Law, the DPA is authorized to impose sanctions and precautions as well as administrative fines which are determined in the Law.

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

In addition to the aforementioned by-law, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization of Personal Data was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automated means and other than by automated means which form part of a data filing system. Furthermore, the Communiqué on Principles and Procedures to be Followed in Fulfillment of the Obligation to Inform and the Communiqué on Principles and Procedures for the Request to Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to the obligation to provide notice to data subjects and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not yet published the list of countries, which have an adequate level of protection as of the date hereof.

Failure to comply with the Law on the Protection of Personal Data may result in the imposition of administrative sanctions including fines up to TRY 2.7 million by DPA as of January 2022. The Company is carrying out a compliance program with regard to compliance matters arising from the Law on the Protection of Personal Data and its secondary legislation, as well as the General Data Protection Regulation which applies to several products and services of our Company provided to data subjects who are in the European Union.

Additionally, under the General Data Protection Regulation (GDPR), Data Protection Officer (DPO) needs to be determined to represent obligated data controllers. In line with the DPO requirement in GDPR, the Communiqué on the Procedures and Principles Regarding the Personnel Certification Mechanism was published in the Official Gazette dated December 6, 2021, which was then followed by DPA’s “Data Protection Officer Certification Program”. This recent addition to Turkey’s privacy legislation does not oblige data controllers to appoint a DPO, but merely lays down procedural aspects of official certification. Turkcell had appointed its DPO in November 2019, based on her expert knowledge of data protection laws and practices globally. By appointing the DPO, Turkcell aims to implement effective and focused management in data protection. In an effort to establish a sustainable and digitized personal data management process, all processing activities have been reviewed and necessary technology investments were made in 2021. Such steps show the commitment of Turkcell to adopt extensive compliance practices and best practices around the world.

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

As per the amendments to the “Commercial Communications and Commercial Electronic Messages Regulation” dated January 4, 2020 a centralized commercial electronic communication management system (“CCECMS”) for obtaining, exercising, and tracking opt-in/opt-out requests and complaints from recipients of electronic commercial communications was established under the supervision of the Ministry of Trade. Pursuant to the amendments, service providers are required to be registered with CCECMS and transfer every consent obtained under the Commercial Communications and Commercial Electronic Messages Regulation to CCECMS before the deadlines regulated by the Ministry of Trade. The consents that are not uploaded to CCECMS before the relevant deadlines will be considered invalid. In case service providers fail to comply with the Electronic Commerce Law and Commercial Communications and Commercial Electronic Messages Regulation, administrative fines may be imposed by the Ministry of Trade.

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

aa.Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

bb.Regulation on Refurbished Products

The Regulation on the refurbishment of used mobile phones and tablets, warranty conditions of refurbished devices, authorization of refurbishment centers, and regulation of the obligations of market actors entered into force on August 22, 2020. The Turkish Standardization Institute determined the standards for refurbishment centers on February 17, 2021, and refurbishment centers are now authorized. In this context, consumers will have access to second-hand mobile phones with a higher reliability, and so, more second-hand devices are expected to be included in the ecosystem.

cc.Other regulations affecting our Company

(i)Recent Amendments to the Turkish Insolvency and Restructuring Regime

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

(ii)Communiqués on Management and Audit of Information Systems

The CMB’s Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on 5 January 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

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

dd.Commercial Electronic Message Management System

A new commercial electronic message management system, named Commercial Electronic Message Management System (“CMMS”), has been introduced in early 2020. The CMMS, which is similar to “Robinson list” practices across the world, is a new centralized system enabling individuals to monitor and manage their consents relating to commercial electronic messages from service providers. All service providers wishing to send commercial electronic messages must register with and upload their existing databases to the CMMS. Further, service providers and intermediary service providers initiating the commercial electronic message transmission on behalf of service providers are obliged to verify the consent status of the recipients over the CMMS.

ee.	Major regulations affecting our Subsidiaries

Financell

Financell is a financing company and is thereby subject to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361. The objective of this law is to regulate the establishment and operating principles of these companies as well as the principles and procedures relating to their contracts with their clients.

The Regulation on the Financial Leasing, Factoring, Financing and Saving Financing Companies Establishment and Operation Principle also regulates the duration of the loan and other financing principles. Although Financell has to abide by the Banking Regulation and Supervision Agency’s regulations due to its financing operations, it also has to abide by the Ministry of Trade’s regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

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

Turkcell Enerji

The operations of Turkcell Enerji are concentrated in the electricity market, which is heavily regulated in Turkey. The governing law is the Electricity Market Law, and the Energy Market Regulatory Authority (“EMRA”) is the central regulatory body issuing licenses, setting tariffs and quality standards. Electricity market activities in Turkey subject to the EMRA licensing regime include power generation, power supply, system operation (at both transmission and distribution level) and market operations for which each activity requires the issuance of a separate license.

Turkcell Enerji holds a power supply license issued by EMRA on May 11, 2017 that is valid for 20 years. Its license allows Turkcell Energy to buy and sell electricity capacity and energy in both wholesale and retail markets at unregulated prices.

Accordingly, Boyut Enerji, the subsidiary of Turkcell Enerji, holds an electricity generation license from EMRA that is valid for 38 years and the license period of the power plant will expire in 2057.

Paycell

With the enactment of Payment Systems Law No. 6493 in August 2016, Paycell has acquired a Payment Service Provider License from the BRSA. Paycell was awarded an electronic money payment license in July 2017. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the Central Bank of the Republic of Turkey (“CBRT”). The CBRT introduced new regulations regarding “open banking” as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). These regulations will enable Paycell to access its customers’ bank information through direct integration. Thus, Paycell will be able to execute payment transactions and act as a single interface to monitor all banking accounts of customers.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in The Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021. The Regulation and Communiqué foresee important changes for electronic money institutions and payment institutions, which we have to comply with within a year.

Lifecell Muzik & Lifecell TV

The operations of Lifecell Muzik as a music service and Lifecell TV as an OTT TV platform are within the scope of the Regulation on the Provision of Radio, Television and On-demand Broadcasting Services over the Internet (the “Regulation”), which came into force on September 1, 2019. As per the Regulation, media service providers and platform operators broadcasting services on the internet must obtain a broadcasting license and broadcasting transmission authorization, respectively, from the Radio and Television Supreme Council (“RTUK”). RTUK granted an on-demand broadcasting license to Lifecell Muzik valid for ten years as of August 29, 2019. Also, Lifecell TV has been granted an authorization for broadcasting transmission over the internet and the authorization is renewed on a yearly basis.

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of April 1, 2022.

●	On March 8, 2021, Turkcell Dijital Is Servisleri A.S. (“Turkcell Digital”) was incorporated. On August 19, 2021 the shares of Turkcell Dijital was wholly transferred to Turktell.

●	On August 18, 2021, the share transfer regarding the acquisition of all shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. (“Boyut Enerji”) by Turkcell Enerji was completed.

●	On October 8, 2021, Atmosware Teknoloji Egitim ve Danismanlik A.S. (“Atmosware Teknoloji”) was incorporated.

●	On March 11, 2022, Dijital Egitim Teknolojileri A.S. was incorporated, where Turkcell Digital has 51% shareholding.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2021, we operated 79 facilities including network data centers, of which 57 were located in Turkey, the rest in the Turkish Republic of Northern Cyprus, Belarus and Ukraine.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkey and outside of Turkey are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2021, we also had 163 owned and 1,183 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Turkey.

See “Item 4.B. Business Overview” above for a further discussion of our facilities and equipment in the countries in which we operate.

a.Core Network Infrastructure

Our broadband core infrastructure consists of Evolved Packet Core systems for mobile access and Border Network Gateways for fixed access, which are providing broadband mobility and connectivity to our customers. Mobile and fixed broadband infrastructure also consist of broadband network services. Mobile broadband core network is positioned in 9 locations, fixed broadband core network is positioned in 11 locations all over Turkey. We are growing our broadband network in line with increasing customer data demand on our telco cloud infrastructure which enables Turkcell to meet growing customer demand in an unprecedented flexibility.

We have IMS (IP Multimedia Subsystem) network infrastructure located in four major Network Data Centers, working in full redundancy and capable of fulfilling high voice demand in case of emergency conditions such as natural disasters. The IMS network is deployed on telco cloud infrastructure which enables more agile capacity and service capability management. We have 5 central location for mobility and signaling of legacy CS (Circuit Switched) network, and 20 locations for carrying voice payload traffic. The CS and IMS network provide CS and VoLTE (Voice over LTE) interconnection with other network operators.

Our internet communications infrastructure contains multiple (and geographically redundant) transit and peering connections to the foremost global service and OTT providers besides CDN infrastructure located in our datacenters to deliver excellent internet experience for both mobile and fixed customers.

b.Access Network Infrastructure

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

c.Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, making up 68% of our network. Also 95% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

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

I. Overview of the Turkish and International Economy

2020 began with the emergence of the COVID-19 virus in China and then quickly transformed into a global pandemic. Vaccines have been rolled out in large parts of the world in 2021 and fewer people have died than feared. Though there had been different variants of the virus and still new ones are detected, there has been a robust economic recovery and much less medium-term scarring than anticipated when the pandemic began. Having said that, things are still very far away from normal and the Omicron, highly-transmissible COVID-19 variant, has reminded that to the globe and contributed to re-imposition of restrictions across Europe, Americas and Asia.

Normality is still far away in other aspects as well. Supply chain bottlenecks, higher energy and food prices, increased consumer demands and higher wages contributed to take the inflation levels in the US with 6.8% and Europe with 5% to multi-decade highs.

Ambitions of the global economies to shift to a low-carbon future by remaking its power generation and distribution systems have resulted in a global supply crunch for natural gas, combined with low inventories, and bottlenecks for renewable energy. Those factors contributed to soaring prices for everything from electricity to coal across the globe. International food prices hovered around their 2011 peak in December 2021. Since the end of 2019, the United Nations’ gauge of food prices has risen by about a third. The causes of the surge, bad weather, higher shipping costs, worker shortages, an energy crunch and rising fertilizer costs, mean high prices could persist in 2022 as well.

In Turkey, at the beginning of 2021 annual inflation was 15.0% while the policy rate of the CBRT was 17.0%. In reaction to inflationary risks, the policy rate was raised to 19.0% in March 18, 2021 meeting by the governor who was then replaced in March 20, 2021 by the current governor, who was Turkey’s fourth central bank governor in the last two years. While most central banks were talking and executing tightening policy rates as the global recovery fueled inflation, Turkey slashed its policy rates to 14% from 19%. On December 2, 2021, Lutfi Elvan exited after a little more than 12 months on his job as the Treasury and Finance Minister and was replaced by Nureddin Nebati, who has been a deputy finance minister since 2018. Turkey’s new economic model with lower interest rates to decrease the current account deficit through boosting exports and achieving the economic growth remains to be seen in 2022. Turkey has seen strong consumption-led growth and printed sequential growth in second and third quarter while the global economy was recovering from the pandemic. Turkish growth outpaced all its peer in G-20 but Argentina and Turkish economy grew 11.0% year on year in 2021. Turkish consumer price surged to 61.1% in March 2022 while the annual price gains in food, which makes up roughly a quarter of the consumer basket, reached 70.3%.

Turkish Lira traded all time high against US Dollars in the last quarter of 2021. Along with the depreciation in Turkish Lira, Turkey’s risk premium also increased to 625 bps towards the end of the year compared to 280 bps that was seen in February 2021 per Turkey 5-year USD CDS contract. President Recep Tayyip Erdogan announced an emergency plan to curb the Turkish Lira’s unprecedented depreciation and protect investors against wild swings. This measure would guarantee that returns on lira-denominated deposits wouldn’t fall short of bank interest rates, in an effort to end current spot demand for foreign exchange as the Treasury will make up for losses incurred by holders of Turkish Lira deposits should the lira’s declines against hard currencies exceed bank interest rates. CBRT, on the other hand, will provide support to incentivize conversion of FX deposits into FX-linked lira accounts and provide the similar support mechanism of the Treasury for the losses should the exchange rate change be larger than the interest earned on the deposit. Following the announcement of those measures, in December 2021, TRY dropped significantly against USD from its all-time high levels. In the last week of 2021 while the spot displayed those wild swings, the implied volatility levels touched all-time highs with 85% at 1-month term and 65% at 3-month term and 40% at 1-year term. USD/TRY closed the year 13.33 and looks to find its short-term equilibrium yet higher-than-expected FX pass through is thought to be the main factor behind the high inflation figure and this would also bring about inflation inertia which possibly increases the risks of the inflation being sticky for the following months on 2022. As of April 1, 2022, USD/TRY exchange rate level was at 14.65.

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

a.Special Communications Tax (“SCT”)

The Turkish government imposed a 25% SCT on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

As of March 1, 2009, the SCT rate for wireless and mobile internet service providers was set at 5% (previously such tax was 25% on mobile and 15% on fixed lines). Other than mobile broadband services, all mobile telecommunication services were subject to 25% and other telecommunication services (i.e., fixed lines and TV/radio transmission) were subject to a 15% SCT up until December 31, 2017. As of January 1, 2018, the SCT rate for all services within the scope of the tax has been set at 7.5%. Since January 1, 2018, only the mark-up amount on subscribers’ invoices for roaming services is subject to the SCT. As of January 30, 2021, the SCT rate for all services within the scope of the tax has been set at 10%.The tax has had a correlative negative impact on mobile usage.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (“M2M”) SIM cards are not subject to the SCT levied upon new subscriptions.

The SCT on new mobile subscriptions was TRY 86, TRY 79 and TRY 65 in 2021, 2020 and 2019, respectively. As of January 1, 2022, this has been increased to TRY 117.

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

b.Value Added Tax (“VAT”)

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

c.License and Annual Utilization Fees

According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees. The license fee is paid once on the subscription per subscriber. The license fee was TRY 37.26, TRY 34.15 and TRY 27.86 in 2021, 2020 and 2019, respectively. As of January 1, 2022, the license fee is TRY 57.50. Since January 1, 2018, subscriptions for FATIH Project of Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 3.11, TRY 2.85 and TRY 2.32 in 2021, 2020 and 2019, respectively, and is charged to subscribers monthly. As of January 1, 2022, the monthly utilization fee is TRY 4.79. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end with the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. Since June 2011, we have collected utilization fees from most of our prepaid subscribers.

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

d.Special Consumption Tax

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

According to the Communiqué on the Implementation of Supervision of Imports No.2020/6, which was published in the Official Gazette on May 8, 2020, a surveillance certificate will have to be submitted to the customs administration at the time of mobile phone import under USD 200. Importers must increase their tax bases to minimum USD 200 in order to make imports without a surveillance certificate.

e.Digital Services Tax

On March 1, 2020, the Digital Services Tax (“DST”) to be paid through certain digital services, particularly all advertising services delivered in the digital environment, was introduced. The tax is to be paid at a rate of 7.5% per month over the revenues generated from the following digital services performed in Turkey:

●	Digital advertising services (including services such as advertisement control and performance measurement services, services for data transmission and management of users, and technical services related to the presentation of advertisements),
●	Sales of any audio, visual or digital content in a digital environment, and services provided in a digital environment for listening, watching, playing or recording or using such content (including computer programs, applications, music, video, games, in-game applications, etc. Under the draft Communiqué provisions, cloud service revenues are not subject to DST.),
●	Services relating to the providing and operating of a digital environment in which users may interact with each other (including platforms enabling the sale of goods or services among users), and
●	Intermediary services provided by digital service providers in the digital environment relating to the services listed above.

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

Revenues generated from the provision of the following services are exempt from DST:

●	Services that are subject to “treasury share” paid in accordance with the Telegram and Telephone Law,
●	Services that are subject to the SCT,
●	Services performed to carry out banking transactions within the scope of Article 4 of the Banking Law No. 5411,
●	Payment services within the scope of Article 12 of the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions, and
●	Sales of products and services provided exclusively through these products developed as a result of research and development (“R&D”) activities in R&D centers that are defined under Article 2 of the Law on Supporting Research, Development and Design Activities dated No. 5746.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues do not exceed the stated thresholds as at December 31, 2021. We will continue to monitor such revenues and any updates in the related legislation.

f.Turkish Radio and Television (“TRT”) Association Banderol Fee

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

g.Treasury Share, Universal Service Fund Contribution

Due to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. 10% of the treasury share is paid as a universal service fund contribution. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue towards the ICTA’s expenses.

Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution as mentioned above. As of January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share has also been revised and accordingly, the following are not to be considered in the calculation of the treasury share: (i) overdue interests which are accrued to the subscribers for any unpaid balance, (ii) accrual amounts for the purpose of reporting, (iii) amounts reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally (iv) amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik Hizmetleri. These amounts are paid annually within the month of June of each following year. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for abovementioned companies.

h.Other Tax Legislations

The amendments to the tax laws and the latest taxes introduced through the Law No. 7256 published in the Official Gazette dated November 17, 2020 are summarized as follows:

●	A withholding rate of 15% will be imposed in order to prevent fully taxpayer capital companies from tax-free dividend distribution through acquiring their own shares.
●	Income from leveraged trading (forex) transactions will be subject to withholding within the scope of temporary Article 67.
●	With the Presidential Decree No. 3490 published in the Official Gazette dated February 4, 2021, the financing expenses (expenses and costs incurred under the titles of interest, commission, interest, dividend, exchange difference, etc.) limitation rate was set at 10% starting from the 2021 fiscal year. Credit institutions, financial institutions, financial leasing, factoring and finance companies are excluded from the legislation. Financial expenses and costs which will be capitalized of investment are also exempted from the legislation.

The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate shall be applied as 20% for the fiscal years starting 2023 assuming there will be no additional legislation.

As of December 30, 2019, the late fee rate is set at 1.6%.

Pursuant to the section within the Act of Fees Tariff No. 8 “Passenger phone usage fee”, the utilization permit for cellular wireless phone devices with a receiver brought by passengers for self-usage with non-commercial purpose is subject to a fee. The amount of the fee to be applied in 2022 is TRY 2,732 which was TRY 2,006 in 2021.

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

Withholding rates on the interest obtained from Turkish Lira deposit accounts and the dividends paid to participation accounts by participation banks have been temporarily (until March 31, 2022) reduced through the Presidential Decisions.

●	Withholding rates of 5%, 3% and 0% depending on the maturity will be applied on the interest obtained from Turkish Lira deposit accounts and the dividends paid by participation banks in return for a TL participation account.

The amendments indicated below have been made to the Decision No. 2006/10731 determining the withholding rates in the temporary Article 67 of the Income Tax Law, through the Presidential Decisions.

●	Free exchange funds will be subject to a withholding rate of 0% on the portfolio gains they have obtained as of March 31, 2022.

Accordingly, 5%, 3% and 0% withholding will be applied on the income and gains obtained from the concerning securities depending on the maturity and holding period of the paper.

●	Income and gains from investment funds (excluding variable, composite, eurobond, foreign borrowing, foreign, free funds and mutual funds with foreign currency in their title) will be subject to a withholding rate of 0% until March 31, 2022.

With the President’s Decision No. 4936 published in the Official Gazette dated December 22, 2021, the rate of withholding tax within the scope of Article 94 of the Income Tax Law and Articles 15 and 30 of the Corporate Tax Law over the dividends (dividends) distributed by Corporations is reduced from 15% to 10%.

Income and gains from Government bonds and Treasury bills acquired between December 22, 2021 and December 31, 2022 (including this date) with the President’s Decision No. 4937 published in the Official Gazette dated December 22, 2021, and lease certificates issued by asset leasing companies, will be subject to withholding tax at the rate of 0%.

According to Presidency Decree numbered 4517; VAT rate shall be calculated as 1% deliveries of certified and refurbished second hand mobile phones by authorized dealers or refurbishment centers. In order to benefit from the legislation, second hand mobile phones must have at least one year data, voice or short message usage.

The following amendments have been made with respect to R&D and innovation activities of Technology Development Regions and R&D/Design centres with the “Law on making Amendments on Technology Development Zones Law and Certain Laws” published on Official Gazette dated February 3, 2021.

●	Incentive periods granted with respect to Technology Development zones and R&D/Design centres have been extended until December 31, 2028.
●	Companies which are benefitted at least TRY 1 million R&D incentives on their annual corporate tax returns, have to transfer 2% of such amounts as fund on their legal books. The obligation to transfer such amount shall be limited to TRY 20 million on an annual basis. With this fund it is obligation to until the end of the year, purchase the shares of venture capital investment funds established to invest in entrepreneurs residing in Turkey, or to invest in venture capital investment trusts or other entrepreneurs operating in incubation centers.

Revaluation of Depreciable Assets

●	On June 9, 2021 Law No. 7326 was published, which added a temporary provision to Article 31 of the tax procedural code, establishing an optional tax regime for the revaluation of depreciable assets. These assets will be valued with the Producer Price Index (“PPI”) rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals). For revalued assets, the valuation difference is subject to depreciation and regarded as a taxable expense in legal books. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.
●	The revaluation option is intended to address and partially correct distortions in taxpayer financial statements caused by inflation. Under this new provision, Turkish taxpayers are given the option to update the tax base of their depreciable assets and to enjoy a higher depreciation deduction for the remaining useful life of the asset. In addition, revaluation reduces taxable capital gains when revalued assets are sold.
●	Revaluation options are not new to Turkey. The country launched a similar program in 2018, albeit of a more limited scope. The revaluation mechanism introduced in 2018 was limited to the revaluation of immovable property (versus revaluation of all depreciable assets including immovable property as in the current new regulation).

The amendments to the tax laws and the latest taxes introduced through the Law No. 7338 published in the Official Gazette dated October 26, 2021 are summarized as follows:

●	In periods when inflation adjustment conditions are not met, taxpayers are given the opportunity to revaluate their depreciable economic assets in their balance sheets and the depreciation shown in the liabilities of their balance sheets.
●	Except for passenger cars subject to pro-rata depreciation, taxpayers are given the opportunity to depreciate on a daily basis from the date they are ready for use, for depreciable economic assets that will be newly recorded in operating assets.
●	It is possible for the taxpayers to extend the depreciation periods, provided that the useful life period determined by the Ministry of Treasury and Finance does not exceed 2 times and 50 years and the same ratio is applied for each year.

●	Receivables that do not exceed TRY 3,000 (for the year 2021) that have not been paid by the debtor despite the protest or written request more than once, may be considered as doubtful receivables without resorting to lawsuits and enforcement.
●	Submitting the advance tax return of fourth quarter has been ended for corporate taxpayers and income taxpayers and self-employed persons as of 2022 fiscal year.
●	In the discount application regarding the cash capital increase, the discount rate will be applied as 75% instead of 50% for the portion of the capital increase covered by cash brought from abroad.

i.Tax disputes

Changes in the Ministry of Treasury and Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (VAT and SCT), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years, since companies’ operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

●	Tax inspectors shall not issue tax audit reports that contradict Decrees, Public Acts, Statutory Rules, General Communiqués and Circulars promulgated;
●	In the event that the tax authority differentiates previous interpretations of the taxation codes via promulgated General Communiqués and Circulars, the new interpretation shall not be applied to previous transactions; and
●	Transactions that are compliant with rulings taken from the Tax Office are relieved from both tax penalties and overdue interests. Such relief is valid only for taxpayers that have applied for the ruling.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—I. Legal Proceedings”.

III. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments on the carrying values of assets and liabilities, and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (d) (Basis of preparation and summary of significant accounting policies - Use of estimates and judgments) to our Consolidated Financial Statements in this annual report on Form 20-F.

IV. Reportable Segments and Reporting Currency

In accordance with our integrated communication and technology services strategy, until 2021 we have reported our telecom related businesses in Turkey and outside of Turkey under Turkcell Turkey and Turkcell International reportable segments, respectively. All other businesses were reported under the Other segment.

Starting from 2021, our financial services businesses; Turkcell Finansman, Turkcell Odeme, Turkcell Sigorta, and Paycell, will be reported under the Techfin segment. In previous releases, these businesses were included under the Other segment. We made this change since these entities have similar business models, and to some extent have operations integrated with each other. Moreover, these businesses are subject to legislation and regulations, which differ from those applied to other entities reported under the Other segment.

Furthermore, operations of Turkcell Satis, which are reported under Turkcell Turkey are separated as “Digital Business Services” and other Turkcell Satis operations: Integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will continue to be reported under Turkcell Turkey as “Digital Business Services”, while other Turkcell Satis operations, which include retail channel operations, smart devices management and consumer electronics sales through digital channels, will be reported in the Other segment. We have made this change since other Turkcell Satis operations, which are reported under the Other segment, are now less connected with the integrated business model of Turkcell Turkey. Accordingly, these operations mainly comprise the procurement and sale of consumer electronics not limited to integrated telco products. They target non-Turkcell customers as well. Moreover, these operations also have different level of operating profitability compared to businesses reported under Turkcell Turkey. Those changes have also been reflected to previous years numbers, which are also disclosed in this report.

There have been no changes to Turkcell International segment.

Our operations are aggregated under three main reportable segments, Turkcell Turkey, Turkcell International and Techfin.

●	Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Atmosware Teknoloji, Rehberlik, Turkcell Gayrimenkul, Lifecell Dijital, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP A.S., the above mentioned digital business services operations of Turkcell Satis and Turkcell Dijital. Hence, Turkcell Turkey comprises our telecom, digital services and digital business services related businesses in Turkey.
●	Turkcell International segment comprises mainly lifecell, BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V.. Turkcell International comprises our telecom and digital services related businesses outside of Turkey.
●	Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell LLC and Turkcell Sigorta. Techfin comprises all our financial services businesses.

Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’s other operations. The Other segment mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

Turkcell Enerji has signed a Share Transfer Agreement to acquire the all of the shares of Boyut Enerji. The share transfer with respect to the acquisition Boyut Enerji was completed on August 18, 2021.

The Group has transferred its total shareholding in Inteltek to the other shareholder, Intralot Iberia Holding SAU. The transfer of shares and proceeds was completed on September 30, 2020.

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

5.A Operating Results

Our audited Consolidated Financial Statements as of December 31, 2021 and December 31, 2020 and for each of the years in the three-year period ended December 31, 2021 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following table presents our selected consolidated statements of profit or loss, financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2021, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2021 and as of the respective years.

Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

	2021	2020	2019

	(TRY millions, except share data and certain other data)
Consolidated Statement of Profit or Loss Data
Total revenue(1)	35,920.5	29,103.7	25,137.1
Total cost of revenue(2)	(25,230.0)	(20,336.1)	(17,083.5)
Total gross profit	10,690.6	8,767.7	8,053.7
Other income	249.8	96.6	140.7
Administrative expenses	(919.0)	(749.6)	(779.8)
Selling and marketing expenses	(1,778.5)	(1,373.0)	(1,555.2)
Net impairment losses on financial and contract assets	(271.2)	(349.6)	(338.9)
Other expenses	(619.8)	(619.8)	(487.3)
Operating profit	7,351.9	5,772.3	5,033.3
Finance income	3,592.0	2,119.5	297.5
Finance costs	(6,492.9)	(3,251.2)	(2,025.1)
Net finance costs(3)	(2,900.9)	(1,131.7)	(1,727.7)
Share of loss of equity accounted investees	90.1	(13.8)	(15.7)
Profit before income tax	4,541.1	4,626.8	3,289.9
Income tax expense	490.2	(387.2)	(785.6)
Profit from continuing operations	5,031.3	4,239.6	2,504.3
Gain from discontinued operations(4)	—	—	772.4
Total profit for the year	5,031.3	4,239.6	3,276.7
Attributable to:
Owners of the Company	5,031.1	4,237.1	3,246.5
Non-controlling interests	0.2	2.5	30.2
Total profit for the year	5,031.3	4,239.6	3,276.7
Basic and diluted earnings per share from continuing operations(5)	2.30	1.94	1.14
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	18,628.7	11,860.6	10,238.7
Total assets	70,682.6	51,498.4	45,715.0
Long-term debt(6)	27,929.7	16,353.7	12,677.4
Total debt(7)	36,778.1	21,586.4	20,305.7
Total liabilities	48,120.4	30,713.5	27,632.0
Share capital	2,200.0	2,200.0	2,200.0
Total equity	22,562.3	20,784.9	18,082.9
Weighted average number of shares(8)	2,183,106,193	2,183,106,193	2,183,922,483
Consolidated Cash Flows Data
Net cash inflow from operating activities	19,947.2	13,092.8	9,026.6
Net cash outflow from investing activities	(9,137.7)	(6,780.6)	(3,027.3)
Net cash (outflow)/ inflow from financing activities	(3,942.2)	(4,267.8)	(3,478.0)
Other Financial Data
Dividends declared(9)(10)	—	2,585.8	811.6
Dividends per share (declared)(10)	—	1.18	0.37
Gross margin(11)	30%	30%	32%
Adjusted EBITDA(12)	15,013.8	12,270.3	10,426.4
Capital expenditures(13)	11,479.4	9,078.9	7,224.7
(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services, call center revenues, and other (Note 6). Commission fees on betting business was last recorded in 2019 while revenue from betting business was last recorded in 2018. These businesses were divested in the years mentioned.
(2)	Total cost of revenue includes depreciation and amortization, cost of goods sold, payments for the Turkish Treasury share, interconnection and termination expenses, employee benefit expenses, radio expenses, frequency expenses, transmission expenses, universal service fund, roaming expenses, and cost of revenue from financial services (Note 11).

(3)	As at December 31, 2021, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss.
(4)	As of October 1, 2016, Fintur was classified as held for sale and reported as discontinued operations, and on December 12, 2018 the Group signed the definitive agreement to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. The transfer was completed on April 2, 2019 for a final value of TRY 2,229.6 million (EUR 352.9 million) (Note 17). Gain on sale of the associate amounting to TRY 772.4 million has been recognized under gain from discontinued operations.
(5)	2021, 2020 and 2019 EPSs are computed over the “Weighted average number of shares”.
(6)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(7)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(8)	In line with our Company’s share buy-back decisions on July 27, 2016, January 30, 2017 and March 24, 2020, we purchased a total of 16,893,807 shares at a price range of TRY 8.92 to TRY 12.35 between 2016 and 2020 at a total transaction amount of TRY 180.2 million. Specifically for the year 2020, the transaction amount was TRY 9,994 thousand, reflecting the purchase of 816,290 shares at a price range of TRY 12.09 to TRY 12.35. There were no share buy-backs in 2021. Treasury shares are deducted from Equity (Notes 27 and 28).
(9)	There is no dividend declared for year 2021.
(10)	Dividends per share were computed over 2,200,000,000 shares.
(11)	Gross margin is calculated as total gross profit divided by total revenue.
(12)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below.
(13)	Capital expenditure in 2019, 2020 and 2021 includes the impact of IFRS15 and IFRS16 adjustments amounting to TRY 2,441.5 million, TRY 3,365.4 million and TRY 3,497.1 million, respectively.

To compensate for the limitations of Adjusted EBITDA described in the Introduction, the following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2021	2020	2019

	(Million TRY)
Adjusted EBITDA	15,013.8	12,270.3	10,426.4
Depreciation and amortization	(7,291.9)	(5,974.8)	(5,046.6)
Other operating (expense), net	(370.0)	(523.3)	(346.6)
Net finance (costs)	(2,900.9)	(1,131.7)	(1,727.7)
Share of loss of equity accounted investees	90.1	(13.8)	(15.7)
Consolidated profit before income tax	4,541.1	4,626.8	3,289.9
Income tax expense	490.2	(387.2)	(785.6)
Gain or (loss) from discontinued operations	—	—	772.4
Total profit for the year	5,031.3	4,239.6	3,276.7

The following table presents selected operational data:

	As of and for the
	year ended December 31,
	2021	2020	2019
Industry Data
Population of Turkey (in millions)(1)	84.7	83.6	83.2
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	23.7	22.0	20.4
Number of mobile M2M subscribers at end of period (in millions)	3.3	2.8	2.6
Superbox subscribers at end of period (in thousands)(4)	603.6	591.2	323.2
Number of mobile prepaid subscribers at end of period (in millions)(3)	12.0	11.5	12.4
Number of fiber subscribers at end of period (in thousands)	1,887.8	1,664.3	1,484.7
Number of ADSL subscribers at end of period (in thousands)	754.9	707.6	719.1
Number of Cable subscribers at end of period (in thousands)	54.6	67.7	49.2
Number of IPTV subscribers at end of period (in thousands)	1,082.2	871.3	719.7
Total Turkcell Turkey subscribers at end of period (in millions)	39.4	36.7	35.7
Total Turkcell Group subscribers at the end of period (in millions)(5)	51.6	47.9	46.7
Mobile average monthly revenue per user (in TRY)(6)	50.5	44.9	39.5
Mobile blended (excluding M2M)	54.9	48.4	42.2
Postpaid	62.8	58.2	55.8
Postpaid (excluding M2M)	71.7	65.9	63.5
Prepaid	26.9	21.8	18.3
Fixed residential average monthly revenue per user (in TRY)(6)	77.9	69.6	63.2
Residential fiber	78.4	70.9	64.9
Mobile average monthly minutes of use per subscriber(7)	551.2	518.7	415.3
Mobile churn (monthly)(8)	2.0%	2.3%	2.7%
Fixed churn (monthly)(9)	1.5%	1.9%	2.1%
Number of Turkcell employees at end of period	3,929	4,028	4,060
Number of employees of consolidated subsidiaries at end of period(10)	25,638	24,675	21,813
(1)	The population of Turkey for 2021, 2020 and 2019 is based on TurkStat’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020—a. Total Revenue”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.

(4)	Superbox subscribers are included in the number of mobile subscribers.
(5)	Subscriber numbers include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.
(6)	We calculate average revenue per user (“ARPU”) using the weighted average number of our mobile or fixed subscribers, as relevant, in Turkey during the period. We historically recorded revenues generated through TV business under Turkcell Superonline and presented its ARPU within fixed residential ARPU. As announced, our mobile TV business has become a standalone subsidiary. In order to reflect this change in our organization, as of the third quarter of 2020, we have reclassified mobile TV ARPU from fixed residential ARPU to mobile ARPU. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included in fixed residential ARPU. Moreover, starting from first quarter of 2021, as a consequence of the change in reportable segments, commission revenues resulting from equipment and accessories sales have been excluded from mobile ARPU. For comparability purposes, we provide ARPU data for the last three years, revised to reflect those changes.
(7)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.
(8)	Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See “Item 4.B. Business Overview—V. Churn” for information concerning subscriber disconnection policy, changes in the policy and changes in regulation as of the third quarter of 2020 and as of 2021.
(9)	Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between fiber and ADSL.
(10)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers at Group level, and by year-end 2021, that number had grown to 51.6 million including the subscribers of our subsidiaries.

In the mobile segment, we increased our postpaid subscriber base from 65.7% in 2020 to 66.4% in 2021 due to our focus on value. As of December 31, 2021, we had 12.0 million prepaid subscribers and 23.7 million postpaid subscribers, compared to 11.5 million prepaid subscribers and 22.0 million postpaid subscribers as of December 31, 2020. Our mobile ARPU in Turkey increased by 12.5% to TRY 50.5 in 2021 compared to TRY 44.9 in 2020 mainly driven by our upsell strategy, favorable change in customer mix, increasing data and digital services usage and price adjustments.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please see “Item 4.B. Business Overview—V. Churn”. Monthly average mobile churn rate was 2.0% in 2021 compared to 2.3% in 2020.

In the fixed segment, our subscriber base exceeded 2.7 million for the year ended December 31, 2021. 1.9 million of this base are fiber customers. Fixed residential ARPU increased to TRY 77.9 in 2021 from TRY 69.6 in 2020 mainly by upsell strategy and acquisition of higher revenue generating customers. Monthly average fixed churn rate improved to 1.5% in 2021 from 1.9% in 2020.

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements at the amount of TRY 736.0 million and TRY 787.2 million as of December 31, 2021 and 2020 respectively, which we believe to be adequate. The main reasons for the change in impairment losses include collections made in 2021 amounting to TRY 256.2 million and a write-off of overdue receivables amounting to TRY 300.4 million which was netted of with an impairment loss recognized amounting to TRY 527.4 million.

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

IV. Operating Costs

a.Cost of Revenues

Cost of revenues includes depreciation and amortization charges, cost of goods sold, payments for the treasury share and universal service fund, interconnection and termination costs mainly paid to Turk Telekom and Vodafone, employee benefit expenses for technical personnel, radio expenses, frequency expenses, transmission expenses, roaming expenses paid to international operators for calls by our subscribers outside Turkey and cost of revenue from financial services.

b.Administrative Expenses

Administrative expenses consist of employee benefit expenses for non-technical, non-marketing, and non-sales employees, service expenses, consultancy expenses, collection expenses, maintenance and repair expenses, travel and entertainment expenses and other overhead charges.

c.Selling and Marketing Expenses

Selling and marketing expenses consist of dealer and distributor commissions, advertising, employee benefit expenses of sales and marketing related employees, sponsorship expenses, communication expenses, and other expenses, including travel and entertainment expenses, stamp duty expenses, consultancy and office expenses.

d.Net Impairment Losses on Financial and Contract Assets

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

e.Results of Operations

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2021	2020	2019
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(70.2)	(69.9)	(68.0)
Gross margin	29.8	30.1	32.0
Administrative expenses	(2.6)	(2.6)	(3.1)
Selling and marketing expenses	(5.0)	(4.7)	(6.2)
Net impairment losses on financial and contract assets	(0.8)	(1.2)	(1.3)
Other operating income/(expenses), net	(1.0)	(1.8)	(1.4)
Operating profit	20.5	19.8	20.0

V. Segment Overview

Our operations are aggregated under three main reportable segments, Turkcell Turkey, Turkcell International and Techfin:

●	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis’ digital business services, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP Iletisim, Atmosware and Turkcell Dijital.
●	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP BV.
●	The Techfin segment comprises all our financial services businesses and includes the operations of Financell, Turkcell Odeme, Paycell and Turkcell Sigorta.

Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’ other operations.

Turkcell Enerji has signed a Share Transfer Agreement to acquire all of the shares of Boyut Enerji. The share transfer with respect to the acquisition Boyut Enerji was completed on August 18, 2021.

The Group transferred its total shareholding in Inteltek to the other shareholder of the company, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on September 30, 2020. This transaction has no material effect on the Group’s financial statements.

The Group has transferred its total shareholding in Azerinteltek, controlled by Inteltek, to another shareholder of Azerinteltek, Baltech. The transfer of shares to Baltech was completed subsequently on January 11, 2019.

The Group transferred its total shareholding in Fintur to another shareholder of Fintur, Sonera Holding which was completed on April 2, 2019.

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	(in TRY millions)
Total segment revenue	27,223.5	22,822.9	3,750.1	2,542.4	1,075.7	845.2	4,930.0	3,603.2	(1,058.8)	(710.0)	35,920.5	29,103.7
Inter-segment revenue	(175.2)	(135.5)	(99.4)	(88.0)	(61.8)	(14.2)	(722.5)	(472.3)	1,058.8	710.0	—	—
Revenues from external customers	27,048.4	22,687.3	3,650.7	2,454.5	1,013.9	831.0	4,207.5	3,131.0	—	—	35,920.5	29,103.7
Adjusted EBITDA*	12,167.8	10,283.4	1,828.3	1,169.5	638.9	507.2	401.1	338.2	(22.4)	(28.0)	15,013.8	12,270.3
Net impairment losses on financial and contract assets	(251.9)	(296.0)	(7.8)	(2.8)	(10.4)	(50.4)	(1.1)	(0.4)	—	—	(271.2)	(349.6)

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

	(in TRY millions)
Total segment revenue	22,822.9	19,954.4	2,542.4	2,002.8	845.2	1,144.0	3,603.2	2,661.4	(710.0)	(625.5)	29,103.7	25,137.1
Inter-segment revenue	(135.5)	(134.0)	(88.0)	(94.7)	(14.2)	(0.8)	(472.3)	(395.9)	710.0	625.5	—	—
Revenues from external customers	22,687.3	19,820.4	2,454.5	1,908.1	831.0	1,143.2	3,131.0	2,265.5	—	—	29,103.7	25,137.1
Adjusted EBITDA*	10,283.4	8,626.0	1,169.5	903.9	507.2	661.0	338.2	267.7	(28.0)	(32.1)	12,270.3	10,426.4
Net impairment (losses)/ gains on financial and contract assets	(296.0)	(223.9)	(2.8)	(5.1)	(50.4)	(0.4)	(0.4)	(109.5)	—	—	(349.6)	(338.9)

*For a definition of adjusted EBITDA please see Non-IFRS Measures on Introduction”.

Turkcell Turkey

a.2021 compared to 2020

Total revenues generated by Turkcell Turkey increased 19.3% to TRY 27,223.5 million in 2021 from TRY 22,822.9 million in 2020, supported by subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts, higher digital business services and wholesale revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”. Additionally, for additional information on how we calculate ARPU, please see “Item 5.A. Operating Results”.

Turkcell Turkey’s Adjusted EBITDA increased 18.3% to TRY 12,167.8 million in 2021 from TRY 10,283.4 million in 2020, mainly due to an increase in revenues and a decrease in net impairment loss which was partially offset by an increase in cost of revenues and selling and marketing expenses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, cost of goods sold and radio cost. Increase in selling and marketing expenses is mainly due to rise in marketing expenses.

b.2020 compared to 2019

Total revenues generated by Turkcell Turkey increased 14.4% to TRY 22,822.8 million in 2020 from TRY 19,954.4 million in 2019, supported by ARPU performance on the back of increased data and digital services usage, residential business growth and corporate projects.

Turkcell Turkey’s Adjusted EBITDA increased 19.2% to TRY 10,283.4 million in 2020 from TRY 8,626 million in 2019, mainly due to an increase in revenues and a decrease in selling and marketing expenses which was partially offset by an increase in cost of revenues, depreciation expenses and net impairment losses. The increase in the cost of revenues mainly resulted from an increase in treasury share expenses, cost of goods sold, interconnection cost, employee benefit expenses, frequency expenses and radio cost. Decrease in selling and marketing expenses is mainly due to the capitalization of subscriber acquisition costs, lower advertising and sponsorship expenses and our effective cost management.

Turkcell International

a.2021 compared to 2020

Total revenues generated by Turkcell International increased by 47.5% to TRY 3,750.1 million in 2021 from TRY 2,542.4 million in 2020 mainly due to the contribution of lifecell (Ukraine) operations and the currency appreciation in Ukraine and Belarus against the Turkish Lira. The annual revenue growth of lifecell and BeST in terms of local currency were 24.1% and 5.0%, respectively. The revenue growth in lifecell was mainly driven by subscriber base growth and ARPU growth supported by priced adjustments and the rise in voice, messaging and data service usage. The revenue growth in BeST was mainly due to the higher data revenues as a result of the rise in 4G users, a rise in voice and messaging revenues despite the decline in handset sales revenues.

Turkcell International’s Adjusted EBITDA increased by 56.3% to TRY 1,828.3 million in 2021 from TRY 1,169.5 million in 2020, mainly due to revenue growth and the currency appreciation in Ukraine and Belarus against the Turkish Lira. lifecell’s Adjusted EBITDA in Turkish Lira terms by 65.9% was instrumental in this increase. lifecell’s Adjusted EBITDA also grew by 30.9% in local currency terms, mainly due to the rise in revenue and the effective cost control measures.

b.2020 compared to 2019

Please refer to page 127 of our 2020 annual report on Form 20-F.

Techfin

a.	2021 compared to 2020

Total revenues generated by Techfin increased by 27.3% to TRY 1,075.7 million in 2021 from TRY 845.2 million in 2020. Techfin revenue’s increase is mainly due to higher loan portfolio and average interest rate on the loan portfolio of Financell and the increasing transaction volume of Paycell mobile payment (Pay Later) services as well as Paycell card and Paycell facilitation solutions in 2021 compared to 2020.

Techfin’s Adjusted EBITDA increased by 26.0% to TRY 638.9 million in 2021 from TRY 507.2 million in 2020, mainly due to increase in revenue and a decrease in net impairment loss which was partially offset by an increase in cost of revenues and selling and marketing expenses.

b.	2020 compared to 2019

Total revenues generated by Techfin decreased by 26.1% to TRY 845.2 million in 2020 from TRY 1,144.0 million in 2019. Techfin’s Adjusted EBITDA decreased by 23.3% to TRY 507.2 million in 2020 from TRY 661.0 million in 2019. The main reasons are the decrease of loan volumes due to COVID-19 lockdowns and the sharp decrease in the interest rates compared to last year.

VI. Year ended December 31, 2021 compared to the year ended December 31, 2020

Subscriber discussion

We had 35.6 million mobile subscribers in Turkey, including 23.7 million mobile postpaid subscribers, as of December 31, 2021, compared to 33.4 million mobile subscribers in Turkey, with 22 million mobile postpaid subscribers, as of December 31, 2020. During 2021, we recorded a net increase of 2.2 million mobile subscribers. This was mainly driven by 1.7 million net additions to the postpaid subscriber base, which reached 66.4% of total mobile subscribers. Our prepaid subscriber base also expanded by 503 thousand net additions as of December 31, 2021, which was supported mainly by the robust tourism activity in third quarter of 2021 and supported by our retention efforts. In the last quarter of 2021, we had a net 358 thousand decline in our prepaid subscribers, due mainly to the disconnection of 480 thousand inactive prepaid subscribers during the quarter in line with our churn policy.

In the fixed segment, our subscriber base reached 2.7 million for the year ended December 31, 2021, of which 1.9 million were fiber customers, compared to 1.7 million fiber customers for the year ended December 31, 2020. The net additions in fiber customers supported by our accelerated fiber infrastructure investments and the continued demand for high speed household broadband connections.

In Ukraine, we had 10.1 million registered mobile subscribers as of December 31, 2021 compared to 9.3 million as of December 31, 2020. Three-month active subscribers increased to 9.2 million from 8.1 million during the same period. The increase in three-month active subscribers was primarily due the attractive offers and a focus on customer retention.

In Belarus, we had 1.5 million registered mobile subscribers as of December 31, 2021 compared to 1.4 million as of December 31, 2020, respectively. Three-month active subscribers was stable at 1.1 million.

Kibris Telecom mobile subscribers reached 0.6 million.

a.Total Revenue

Total revenues increased 23.4% to TRY 35,920.5 million in 2021 from TRY 29,103.7 million in 2020.

Total revenues generated by Turkcell Turkey increased 19.3% to TRY 27,223.5 million in 2021 from TRY 22,822.9 million in 2020, supported by price adjustments, larger subscriber base, higher digital business services and wholesale revenues.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkey, during 2021, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.7 million net annual additions, and the postpaid ratio increased from 65.7% in 2020 to 66.4% in 2021. In 2021, postpaid ARPU excluding M2M subscribers was TRY 71.7 whereas prepaid ARPU was TRY 26.9. In addition, average monthly mobile data usage per user rose 9% to 14.9 GB in 2021, driven mainly by the increasing number and data consumption of 4.5G users, and increasing the usage of Superbox.

Total revenues generated by Turkcell International increased by 47.5% to TRY 3,750.1 million in 2021 from TRY 2,542.4 million in 2020, mainly due to the contribution of lifecell (Ukraine) operations and the currency appreciation in Ukraine and Belarus against the Turkish Lira. The annual revenue growth of lifecell and BeST in terms of local currency were 24.1% and 5.0%, respectively. The revenue growth in lifecell was mainly driven by subscriber base growth and ARPU growth supported by price adjustments and the rise in voice, messaging and data service usage. The revenue growth in BeST was mainly due to the higher data revenues as a result of the rise in 4G users, a rise in voice and messaging revenues despite the decline in handset sales revenues.

Total revenues generated by Techfin increased by 27.3% to TRY 1,075.7 million in 2021 from TRY 845.2 million in 2020. Techfin revenue’s increase mainly due to higher loan portfolio and average interest rate on the loan portfolio of Financell and the increasing transaction volume of Paycell mobile payment services as well as Paycell card and Paycell facilitation solutions in 2021 compared to 2020.

Other subsidiaries’ revenues, mainly comprised of consumer electronics sales, call center services and energy business increased by 36.8% to TRY 4,930.0 million in 2021 from TRY 3,603.2 million in 2020.

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 24.1% to TRY 25,230.0 million in 2021 from TRY 20,336.1 million in 2020, mainly due to the increase in depreciation and amortization charges and cost of goods sold as well as treasury share expenses, interconnection and termination expenses, employee benefit expenses radio expenses, roaming expenses and cost of revenue from financial services. As a percentage of revenues, cost of revenues increased 0.3 percentage points to 70.2% in 2021 from 69.9% in 2020. This was mainly due to the increase in cost of goods sold by 0.8 percentage points, radio expenses by 0.3 percentage points, cost of revenue of financial services by 0.2 percentage points and roaming expenses of 0.2 percentage points despite the decline in interconnection and termination expenses by 0.5 percentage, treasury share and universal service fund by 0.5 percentage points depreciation and amortization by 0.2 percentage points.

Depreciation and amortization charges (including impairment charges) increased by 22.0% to TRY 7,291.9 million in 2021 from TRY 5,974.8 million in 2020. The depreciation expense for our network infrastructure increased to TRY 2,762.6 million in 2021 from TRY 2,270.5 million in 2020 mainly due to the new network investment. The amortization expense for our computer software and subscriber acquisition costs (SAC) were TRY 1,324.6 million and TRY 995.5 million in 2021, mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15, up from TRY 1,023.2 million and TRY 721.6 million in 2020, respectively.

Cost of goods sold increased 32.6% to TRY 4,378.0 million in 2021 from TRY 3,302.0 million in 2020, due to the increased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA increased 16.6% to TRY 3,205.3 million in 2021 from TRY 2,749.7 million in 2020, mainly due to the increase in mobile revenues.

Interconnection and termination fees increased 16,0% to TRY 2,608.0 million in 2021 from TRY 2,247.6 million in 2020, mainly due to the increase in off-net traffic.

Employee benefit expenses increased by 19.7% to TRY 2,085.3 million in 2021 from TRY 1,741.6 million in 2020, mainly due to the regular annual increase in wages and salaries.

Radio cost increased by 36.6% to TRY 1,258.0 million in 2021 from TRY 921.2 million in 2020, mainly due to higher energy prices, roll out expenses and the impact of depreciation in Turkish Lira.

Frequency expenses increased by 16.4% to TRY 1,032.4 million in 2021 from TRY 887.2 million 2020, reflecting the increase in revenues as 5.0% of net revenue is paid as a frequency fee.

Transmission costs increased by 32.8% to TRY 565.8 million in 2021 from TRY 426.0 million in 2020, mainly due to increases in roll out, capacity and the impact of depreciation in Turkish Lira.

Roaming expenses increased 58.7% to TRY 340.3 million in 2021 from TRY 214.5 million in 2020, mainly due to the rise in travels after easing restrictions of the COVID-19 pandemic.

Cost of revenue from financial services increased 64.9% to TRY 223.1 million in 2021 from TRY 135.2 million in 2020, mainly due to rise on loans portfolio of Financell and Paycell’s increased transaction volume across all services.

As a result, total gross profit margin decreased 0.4 percentage points from 30.1% in 2020 to 29.8% in 2021.

c.Administrative expenses

Administrative expenses increased 22.6% to TRY 919.0 million in 2021 from TRY 749.6 million in 2020, mainly due to higher employee benefit expenses and consultancy expenses. As a percentage of revenues, administrative expenses stayed stable at 2.6% for the year ended December 31, 2021 compared to 2.6% for the year ended December 31, 2020.

Employee benefit expenses increased 28.7% to 617.9 million in 2021 from TRY 479.9 million in 2020 mainly due to regular annual increase in wages and salaries as well as the increase in the number of personnel.

Other administrative expenses increased 11.7% to TRY 301.2 million in 2021 from TRY 269.7 million in 2020, with the impact of the consultancy expenses, and maintenance and repair expenses while decrease in service expenses and collection expenses.

d.Selling and marketing expenses

Selling and marketing expenses increased 29.5% to TRY 1,778.5 million in 2021 from TRY 1,373.0 million in 2020, mainly due to the increase in employee benefit expenses and marketing expenses. As a percentage of revenues, selling and marketing expenses increased to 5.0% for the year ended December 31, 2021 from 4.7% for the year ended December 31, 2020, mainly due to the increase in marketing expenses by 0.3 percentage points, the increase in other expenses by 0.1 percentage points and the decline in selling expenses by 0.1 percentage points.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 5.3%, to TRY 164.0 million in 2021 from TRY 173.1 million in 2020, mainly due to decline in campaign and event costs.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, increased 44.4% to TRY 733.4 million in 2021 from TRY 507.9 million in 2020, mainly due to the increase marketing activities with easing of restriction and higher mobility.

Employee benefit expenses increased 22.9% to TRY 779.5 million in 2021 from TRY 634.4 million in 2020, mainly due to the regular annual increase in wages and salaries and the increase in the number of personnel.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased 22.4% to TRY 271.2 million in 2021 from TRY 349.6 million in 2020. Net impairment losses on financial and contract assets as a percentage of revenues decreased to 0.8% for the year ended December 31, 2021 from 1.2% for the year ended December 31, 2020.

We booked an impairment provision of TRY 736.0 million and TRY 787.2 million for contract assets, other assets and receivables from financial services for the years ended December 31, 2021 and 2020, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f.Other operating income/(expenses)

Other net operating expenses decreased to TRY 370.0 million in 2021 from TRY 523.3 million in 2020, mainly due to litigation expenses and tax settlements as explained in Note 39 (Commitments and Contingencies) and gain on sale of fixed assets, despite the revaluation tax expense as explained in Note 10 to our Consolidated Financial Statements in this annual report on Form 20-F.

g.Operating profit

Operating profit increased by 27.4% to TRY 7,351.9 million in 2021 from TRY 5,772.3 million in 2020. As a percentage of revenues, operating profit increased slightly from 19.8% in 2020 to 20.5% in 2021, mainly due to an increase in cost of revenue and selling and marketing expenses which was partially offset by the decrease in net impairment losses and other net operating expenses.

h.Net finance income/(costs)

Net finance costs increased to TRY 2,900.9 million in 2021 from a TRY 1,131.7 million in 2020, which was mainly due to higher foreign exchange losses after hedging led by depreciation of Turkish Lira despite higher interest income on time deposits.

Finance income increased by 69.5% to TRY 3,592.0 million in 2021 from 2,119.5 million in 2020, mainly due to changes in the fair value of derivative instruments and higher interest income on bank deposits. The increase interest income on bank deposits are mainly due to the increase in interest rates of TRY and increase in time deposits. As of December 31, 2021, the average effective interest rates of TRY, USD and EUR deposits were 27.7%, 1.3% and 0.5% (as of December 31, 2020: 17.4%, 2.8% and 1.8%), respectively.

Finance costs increased by 99.7% to TRY 6,492.9 million in 2021 from TRY 3,251.2 million in 2020, mainly due to the increase in net foreign exchange losses. Net foreign exchange losses increased to TRY 5,538.5 million in 2021 from TRY 2,409.6 million in 2020.

Both net foreign exchange losses increase and the change in the fair value of derivative instruments are due to the depreciation of TRY.

i.Income tax expense

Income tax expense decreased from TRY 387.2 million in 2020 to tax income of TRY 490.2 million in 2021, mainly due to the change in the deferred tax credit of TRY 1,641.1 million in 2021 which relates to the revaluation of fixed assets and the deferred tax credit of TRY 665.8 million in 2020 which relates to previously unrecognized tax losses used to reduce deferred tax expense.

With Article 11 of the Law No. 7326 published in the Official Gazette on 9 June 2021, the opportunity to revalue the properties and depreciable assets on the effective date of the law was introduced. The provision of the article can be used until 31 December 2021. These assets will be valued with the Producer Price Index (“PPI”) rate and subject to special tax of 2% which is levied on the surplus calculated as a result of revaluation. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.

The effective tax rate was 10.8% and 8.4% for the years ended December 31, 2021 and 2020, respectively.

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

7532 Law on amending the Tax Procedure Law and Corporate Tax Law was enacted on 20 January 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the financial statements dated 31 December 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

j.Gain/(loss) from discontinued operations

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

k.Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Profit allocated to non-controlling interests amounted to TRY 0.2 million for the year ended December 31, 2021, compared to a TRY 2.5 million for 2020.

l.Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company increased to TRY 5,031.1 million in 2021 from TRY 4,237.1 million in 2020, mostly due to an increase in results from operating activities, net finance costs and income tax expense.

VII. Year ended December 31, 2020 compared to the year ended December 31, 2019

Please refer to section starting on page 128 of our 2020 annual report on Form 20-F.

VIII. Effects of Inflation

According to the Turkish Statistical Institute (TurkStat), due to easing in the monetary policy started in the third quarter, depreciation of the currency, price increases in food, transportation and other goods and services, the annual inflation in Turkey rose to 36.08% in December 2021, which is considerably higher than the 2020 year end figure of 14.6%. Inflation jumped to 61.1%, a 20-year high in March 2022, driven mainly by a weak lira and a surge in energy and consistently higher food prices. The inflation expectation of the CBRT in its latest Inflation Report for 2022 is 23.2%. The latest CBRT expectations survey, as of February 2022, indicated that inflation is expected to be at 46.44% at the end of 2022, which is dramatically above the CBRT’s official target of 5.0%. The risks for inflation to be sticky in 2022 has increased mainly because of the higher-than-expected FX pass through stemming from the USD/TRY’s rapid move to 18.36 towards the end of 2021 from 10.00 mid-November. Although USD/TRY found its short-term equilibrium, there was also a minimum wage rise of 50% in the beginning of 2022 that will feed into the inflation along with possibly persistent high oil and food prices in 2022 after the developments in Ukraine and Russia. For additional information, see “Item 3.D. Risk Factors”.

Inflation accelerated relatively in 2021 in Belarus. Headline inflation increased to 10.3% in 2021 from 7.4% in 2020, according to the data provided by the National Statistical Committee of the Republic of Belarus. The National Bank of the Republic of Belarus (NBRB) has been on an easing trajectory since the beginning of 2018, bringing the refinancing rate down to 17% in 2018 and 7.75% in 2020. As the inflation target is 5%, in order to have the inflation under control, NBRB increased the policy rate to 9.25% in 2021. Economic activity continues to recover, even though the momentum of the growth diminished slightly. Macroeconomic stability is still fragile due to the country’s reliance on the Russian economy and political instability. On the external side, key risk factors include disruptions in energy price arrangements with Russia.

Ukraine’s inflation reached 11.0% annually in September compared to 5.0% in 2020 and then slightly moved lower to 10% at the end of 2021. In order to fight the higher inflation, National Bank of Ukraine (NBU) increased its policy rate to 9% from 6% in 2020 to ensure its inflation target of 5% is met over the medium term. USD/UAH started 2021 at 28.27 and with NBU’s rate hikes, it touched the level of 26.05 however with rising Russia tensions, the currency closed the year at 27.28.

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

The foreign exchange risks in Turkey as the result of purchases and borrowings in U.S. Dollars, Euros and Chinese Yuan have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Additionally, in Belarus and Ukraine, the tools are non-existent or insufficient to hedge foreign exchange rate risks effectively due to restricted, thin and underdeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions.

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

In February 2019, the new Law of Ukraine on Currency and Exchange Transactions entered into force and lifted a number of restrictions in the foreign exchange market. In particular, the National Bank of Ukraine:

●	allowed currency forwards for the purpose of hedging export/import and loan transactions;
●	allowed purchasing and accumulating foreign currency on accounts intended for making payments on external loans; and
●	companies are allowed to buy foreign currency on the same day without preliminary fund reservations.

In 2021, NBU increased the policy rate to 9.0% from 6.0% to tackle high inflation both on the consumer prices that closed the year at 10% annually and producer prices at 62.2% annually. UAH appreciated against USD by 3.71% compared to 19.50% depreciation in 2020. The geopolitical risk of Russia invading Ukraine is on the radar similar to annexation of Crimea back in 2014. Ukraine’s gross FX reserves continued to be accumulated and increased to 30.9 billion USD at the end of 2021 compared to 29.1 billion USD in 2020.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio’s dependency on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost, although this might become increasingly difficult to achieve in the context of the COVID-19 pandemic, macroeconomic and geopolitical headwinds. A significant portion of our floating FX debt portfolio was hedged through interest rate derivatives in 2021.

a.New Accounting Standards Issued

See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this annual report on Form 20-F.

5.B Liquidity and Capital Resources

a.Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2021 and 2020:

	2021	2020

	TRY million
Net cash inflow from operating activities	19,947.2	13,092.8
Net cash (outflow) from investing activities	(9,137.7)	(6,780.6)
Net cash (outflow) from financing activities	(3,942.2)	(4,267.8)
Net increase in cash and cash equivalents	6,867.3	2,044.3
Effects of exchange rate changes on cash and cash equivalents	(108.0)	(422.5)

We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash inflow from operating activities which increased to TRY 24,477.9 million in 2021, from TRY 15,078.1 million in 2020. Furthermore, increase in working capital mainly due to changes in trade receivables, other current assets, trade and other payables, and receivables from financial operations as well as the increase in interest paid to TRY 1,822.8 million in 2021 from TRY 1,653.7 million in 2020 and the increase in income tax paid to TRY 763.1 million in 2021 from TRY 634.1 million in 2020 resulted in a 52.4% increase in net cash provided by our operating activities. As a result, net cash provided by our operating activities was TRY 19,947.2 million in 2021 and TRY 13,092.8 million in 2020.

Net cash outflow from investing activities increased to TRY 9,137.7 million in 2021, from TRY 6,780.6 million in 2020. This change is mainly due to the increases in acquisition of property, plant and equipment and acquisition of intangible assets.

Net cash outflow from financing activities for the year 2021 amounted to TRY 3,942.2 million, whereas net cash outflow was TRY 4,267.8 million for 2020. This change is mainly attributable to the decrease in proceeds from issues of loans and borrowings and increase in dividend paid to shareholders which partially netted off with a decrease in the repayment of borrowings. The cash generation from issuance of loans and borrowings decreased to TRY 13,033.3 million in 2021, compared to TRY 22,983.2 million in 2020. In addition, we repaid TRY 12,496.1 million of our loans and borrowings in 2021, compared to TRY 26,354.5 million in 2020.

For a discussion of our consolidated cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to page 134 of our 2020 annual report on Form 20-F.

b.Sources of Liquidity

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

On October 23, 2015 we signed two loan agreements with China Development Bank (“CDB”) for an amount of up to EUR 500 million (available for two years), to refinance some of the Group’s existing loans, and for an amount of up to EUR 750 million (available for three years), to finance a part of our procurement requirements from Chinese suppliers in relation to our infrastructure investments. Both loan facilities have a final maturity of 10 years, with semi-annual equal amortization during the last seven years of the loan. The annual interest rate of the loans was EURIBOR+2.20%. The EUR 500 million facility was immediately fully utilized in October, 2015 whereas the EUR 750 million facility was planned to be utilized in the three-year availability period until April, 2019. On March 5, 2018 the scope of the EUR 750 million loan facility (of its EUR 690 million unutilized portion by then) was expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Turkcell Superonline, Financell and lifecell will also be able to make drawdowns under the facility. In addition, the amendment authorized the abovementioned borrowers to make drawdowns in U.S. Dollars and Renminbi (“CNY”) besides the original loan currency of EUR. The respective interest rates for USD and CNY loans were set at LIBOR + 2.22% and 5.51% whilst interest rates for EUR loans remained the same (EURIBOR +2.20%). In June 2019, in order to manage our floating interest rate risk, we entered into an interest rate swap transaction for the USD 75 million portion of this loan. With this transaction, we have fixed the annual interest rate of the respective portion of the loan at 4.07% in USD terms, starting from April 10 - October 10, 2019 up until maturity. As of the end of the availability period of April 2019, we had utilized EUR 550 million equivalent in EUR, USD and CNY currencies out of the EUR 750 million facility and cancelled the remaining EUR 200 million limit. Furthermore, in August 2019, the annual interest rates of the USD and EUR denominated loans, which were LIBOR+2.22% and EURIBOR+2.20%, were revised at LIBOR+2.17% and EURIBOR+2.15%, respectively. The updated rates have been effective from the April 10, 2019 - October 10, 2019 interest period and up until maturity. There have been no changes to the maturity or the repayment terms of the loan. Semi-annual repayments of the EUR 500 million and EUR 750 million facilities have started in April, 2019 and October, 2019, respectively.

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

On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of three years and one week and its total annual cost will be in the EURIBOR+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to EURIBOR+2.00% or increase to EURIBOR+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, purchased hourly average certified renewable energy and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan agreement. According to new facility agreement, the maturity of the sustainability linked loan of EUR 50 million was extended from May 2022 to December 2026, and the amount was increased to EUR 70 million. Thus, EUR 20 million of additional financing was provided. Repayments will be made in 2 equal installments per year as of the 3rd year, and the annual total cost of the loan will vary between Euribor + 2.125%-2.325% as of May 2022, depending on the realization of the targets set again within the scope of the agreement. These targets are the share of renewable energy in our company’s electricity consumption, the share of renewable energy production within the company and the annual amount of e-waste collection.

On March 11, 2020, we signed a EUR 50 million Green Loan agreement with ING European Financial Services Plc in order to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan has a maturity of five years and the total annual cost is Euribor+1.95%.

On August 19, 2021, Superonline solely utilized a CNY 50 million re-discount loan from the CBRT with 179 day term and 4.88% total cost, which will mature on February 14, 2022. On February 21, 2022, Superonline solely utilized another CNY 58 million re-discount loan from the CBRT with 179 day term and 4.90% total cost, which will mature on August 9, 2022.

On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the proceeding five years after the three-year grace period (availability period). The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion. The utilized loan balances under subject agreements are CNY 224 million and EUR 57 million as of December 31, 2021. Again, as of December 31, 2021, remaining available lines are EUR 363 million and CNY 426 million under subject agreement.

On December 18, 2020, we signed US$90 million, 10-year semi-annual amortizing export finance facility funded by ING N.V. and Swedish Export Credit Corporation (SEK) and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2021-2023. The loan agreement comprises three tranches, each with a maturity of 10 years. Each tranche has an availability period of 15 months and the last tranche can be utilized until April 2024. The tranches are to be repaid in semi-annual installments, and the total annual cost of each is 3.04%. Total cost includes annualized portions of the EKN premium and upfront fee. Subject lines have not been utilized yet as of December 31, 2021.

Financell has had a considerable portion in Turkcell group debt balance before August 2018, when the BRSA decreased the maximum number of installments in mobile phone related consumer loans. Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. Long-term foreign exchange funding sources of Financell are a USD 50 million amortizing bilateral loan utilized from J.P. Morgan on March 19, 2018 with LIBOR+1.70% interest rate and fully maturing on March 23, 2023. This loan was sold to Garanti International N.V. in the secondary market in April 9, 2020 by J.P. Morgan. The outstanding balance is USD 21.4 million as at December 31, 2021. A EUR 24 million loan was utilized on December 22, 2020 from Turkiye Finans Katilim Bankasi with 1.70% interest rate and 2 years maturity term. The remainder of the borrowings are local currency loans from Turkish banks. As of December 31, 2021, Financell’s total loan portfolio was TRY 1,321.3 million and 49% of this portfolio consists of foreign currency loans (TRY 646,4 million), which are converted into TRY liabilities with cross currency swaps and thus do not carry any foreign exchange risk.

In September 2021, we re-financed Boyut Enerji’s existing Ziraat Bank loans of which EUR 4,6 million & USD 5,8 million were with new USD 12 million monthly amortizing loan with 2,5% fixed interest and 5 years door-to-door maturity from QNB Finansbank. As of December 31, 2021, existing total loan exposure of Boyut Enerji is USD 17 million.

On November 04, 2021, the Turkcell Board of Directors approved the borrowings of lifecell with up to USD 200 million (in UAH and/or FX) with up to a term of 10 years. As of December 31, 2021, lifecell has 3,48 billion UAH exposure from domestic banks under subject authorization.

Financell renewed existing CMB approval on December 30, 2021 for up to TRY 500 million within one year to be utilized in various amounts and times based on financing needs, with no issuance having been made since February 2021. On July 12, 2021, the application for the approval of a new issue programme for lease certificates was made to the CMB by Superonline, and the approval was obtained on August 09, 2021. The first issue of TRY 100 million under the new issue programme was made on November 17, 2021 with a 106-day term and 16.30% interest rate which will mature on March 03, 2022.

On January 8, 2021, the Turkcell Board of Directors approved the issuance of management agreement based lease certificates in accordance with capital markets legislation by Turkcell Odeme through an asset leasing company or a financial institution based in Turkey. The issuance of up to TRY 200 million must be in Turkish Lira terms with maturities up to 12-months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering. On February 4, 2021, we obtained approval from the CMB for a one year period. The first issue of TRY 100 million under the subject issue programme was made on January 26, 2022 with a 84-day term and 20.00% interest rate. On January 19, 2022, to be able to renew existing CMB approval, the new application of a new issue programme for lease certificates up to TRY 200 million was made to the CMB, and the approval was obtained on February 11, 2022.

Our borrowings consist of bilateral loans from local and international financial institutions, 144A/ RegS Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, BYN, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR+1.60% to LIBOR+2.2% and from EURIBOR+1.9% to EURIBOR+2.3% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 2.6% to 10.90% for the loans denominated in U.S. Dollars, (ii) 1.0% to 10.0% for the loans denominated in EUR, (iii) 9.8% to 45.0% for the loans denominated in TRY, (iv) 7.6% to 25.7% for the loans denominated in UAH, and (v) 4.9% to 5.2% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2022 to 2034. As of December 31, 2021, our borrowings consist of USD 300 million and EUR 609 million based on floating-rate pricing (i.e. LIBOR and EURIBOR), of which USD 109 million and EUR 294 million will still be outstanding as of January 1, 2024. As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR, yet it is expected to remain in force for another period of five years. As of January 26, 2022, we have approached financial institutions to replace LIBOR with a new reference rate and discussions are still ongoing. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible.

As of December 31, 2021, TRY loan exposure of Turkcell Group is TRY 3,146.8 million.

We believe we have a strong liquidity position with the cash-equivalent of USD 1.4 billion in hard currencies, which approximately equals our debt service (including principal and interest) due in the next three years, (excluding the consumer finance unit which is a self-financing company thanks to its consumer loan receivables). Beyond that, we currently have a debt service (including principal and interest) amounting to approximately USD 1,731 million in total between 2025 and 2031.

The ratio of our debt to equity is 163% as of December 31, 2021, compared to 104% as of December 31, 2020. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, see Note 30 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions and increasingly high inflationary conditions in our markets, as well as strong currency devaluation which increases the cost in TRY of the equipment that we import, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increase the maximum number of installments on mobile phone related loans. We are also facing increased capital needs to finance our technological advancements, infrastructure investments and business expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2021 include dividend payments, quarterly corporate tax payments, capital expenditures, debt service and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2022 will be around 20%- 21%.

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

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions) under which a company has:

●	provided guarantee contracts;
●	retained or contingent interests in transferred assets;
●	any obligation under derivative instruments classified as equity; or
●	any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2021.

		Amount of contingent liability expiration per period—
		Remaining commitment
	Total	At
	amount	December 31,		Less than	1‑3	3‑5	Over
	committed	2021	Indefinite*	one year	years	years	5 years

	TRY million
Bank Letters of Guarantee	5,968.0	5,968.0	1,925.3	851.3	1,609.4	990.7	591.3
*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2021, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies, financial guarantees provided to subsidiaries and other public organizations amounting to TRY 5,968.0. We also provided guarantees to distributors amounting to TRY 968.0.

Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2021.

	Payments due by period
		Less than	1‑3	3‑5	After
Contractual Obligations	Total	1 year	years	years	5 years

	(TRY million)
Loans and borrowings(*)	39,645.3	8,139.1	8,435.8	14,326.5	8,743.9
Lease obligations	4,593.3	1,262.3	1,289.8	708.9	1,332.3
Payable in relation to the acquisition of BeST and Boyut Enerji	1,339.6	—	6.7	73.3	1,259.6
Trade and other payables	4,812.2	4,812.2	—	—	—
Due to related parties	87.3	87.3	—	—	—
Participating Cross Currency Swap and FX swap contracts	(159.2)	(40.1)	(51.4)	(67.7)	—
Total Contractual Cash Obligations	50,318.5	14,260.8	9,680.9	15,041.0	11,335.8

*Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
		Less than	1‑3	3‑5	After
Other Commercial Commitments	Total	1 year	years	years	5 years

	(TRY million)
Purchase obligations	1,311.4	722.3	459.9	128.8	0.2
Capital Expenditure	979.7	523.3	362.4	94.0	0.0

As at December 31, 2021, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amounted to TRY 1,311.4 million. Of this, TRY 979.7 million is due to the acquisition of property, plant and equipment.

c.Capital Transactions

In 2020, we have entered into buy-back transactions on our own shares; please refer to “Item 10.B. Memorandum and Articles of Association–III. Capital Structure”, as well as Item 16.E.

d.Dividend Payments

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

On October 21, 2020, the Company’s General Assembly approved the payment of a dividend amounting to TRY 811.6 million (equivalent to USD 103.0 million as of October 21, 2020) from the net distributable profit for the year ended December 31, 2019. This represents a gross cash dividend of full TRY 0.3689190 (equivalent to full USD 0.0468403 as of October 21, 2020) per share. The distribution to shareholders was performed in a single payment on November 30, 2020.

On April 15, 2021, the Company’s General Assembly approved the payment of a dividend amounting to TRY 2,585.8 million (equivalent to USD 320.3 million as of April 15, 2021) from the net distributable profit for the year ended December 31, 2020. This represents a gross cash dividend of full TRY 1.1753577 (equivalent to full USD 0.1455930 as of April 15, 2021) per share. The dividend has been paid to the shareholders on April 30, 2021, July 30, 2021 and October 27, 2021.

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—II. Dividend Policy”.

5.C Research and Development, Patents and Licenses, etc.

We own a number of patents, utility models, trademarks and industrial designs.

The activities of our technology center, which houses all of our R&D operations in a single location, include the following:

●	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes;
●	Developing network infrastructure strategies in a fast evolving information-communication technologies world; and
●	Designing short and long-term technology road maps for our operations.

5.D Trend Information

a.Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkey was 66.4%, 65.7%, 62.0% and 56.0% in 2021, 2020, 2019 and 2018, respectively, due to our value focus.

As our market and business strategy evolve, we expect that the percentage of our revenues from mobile data and fixed data will continue to increase with increased smartphone penetration, a larger postpaid subscriber base and rising data consumption. For these reasons and with an increased focus on our digital services and techfin, we also expect that the percentage of our revenues from digital services and techfin will also increase. On the other hand, revenues from voice and SMS traffic are expected to continue to decrease as a percentage of our revenues, reflecting the declining demand for these conventional telecommunication services.

In the context of the COVID-19 pandemic, we have observed a decrease in roaming revenues arising from travel restrictions since March 2020. In 2021, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility.

The situation in Ukraine has led to a decrease in our subscriber base there (although we believe that the decline has not been material as of the time of the filing) and has impeded our ability to access our base stations. No assurance can be given as to the impact of the continuining war and any settlement.

b.Regulations affecting our prices

The ICTA has on several occasions intervened to place caps or set lower limits on the tariffs that we charge in the Turkish market. In the past, the ICTA’s intervention in our retail voice and SMS prices negatively affected our ability to design and launch campaigns and offers and, consequently, had a negative impact on our business. In 2016, the ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on all single voice tariffs and campaigns, whereas we were obliged to maintain our minimum on-net SMS rate on network base. The ICTA has in the past intervened and may again intervene, impacting the prices we charge for our tariffs.

Mobile Retail Price Caps

Maximum tariffs (including national and international call&SMS fee, name/title change fee, account takeover fee, MSISDN change fee, SIM card change fee, deactivating fee, detailed billing fee, and directory assistance service fee) are regulated by the Retail Price Cap Regulation adopted by the ICTA and updated every six months. The latest ICTA Board Decision dated September 14, 2021 sets the rates at TRY 0.8753 per minute for national voice and TRY 0.6291 for national SMS for Turkcell and Vodafone as of October 1, 2021.

Interconnection Rates

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulates both fixed and mobile interconnection rates. The interconnection rates have substantially been changed so far with the interventions of the ICTA. Further changes in interconnection rates may lead to us restructuring our tariffs and may impact our operational results.

i.Mobile Termination Rates

Since July 2013, Turkcell was paid 2.50 kr/min for mobile call termination on its network. Rates for Vodafone and TT Mobil were 2.58 kr/min and 2.96 kr/min respectively.

The latest decision concerning Mobile Call Termination published on June 8, 2021 updates and gradually decreases the MTRs as of January 1, 2022 until January 1, 2024 when the asymmetry in MTRs will be removed and the rates will be equalized at the level of 2.1 kr/min for all operators. The announced change in MTR levels is expected to positively affect our financials (i.e. EBITDA levels).

The glide path of Mobile Call Termination Rates for voice calls between Turkcell, Vodafone, TT Mobil is summarized in the table below.

	VOICE (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/01/2022	2.39	2.44	2.71
01/01/2023	2.25	2.28	2.41
01/01/2024	2.10	2.10	2.10

ii.SMS/MMS Termination Rates

The latest ICTA decision regarding SMS termination rates (on mobile networks), dated December 14, 2021, updates, equalizes and gradually increases SMS Termination Rates as of April 1, 2022 until January 1, 2024. If an agreement cannot be reached regarding the rates after January 1, 2024, operators can apply to the ICTA with a request for a reconciliation procedure. The announced change in SMSTR levels is expected to have a limited positive effect on our financials (i.e. EBITDA levels).

SMS Termination Rate of Turk Telekom’s (on its fixed network) is 1.70 kr/SMS.

The glide path of SMS Termination Rates on Turkcell, Vodafone, TT Mobil’s networks are summarized in the table below.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
Current	0,43	0,43	0,47
01/04/2022	0,8	0,8	0,8
01/01/2023	1,0	1,0	1,0
01/01/2024	1,2	1,2	1,2

iii.Fixed Termination Rates

Since May 2009, Turkcell was paying Turk Telekom TRY 0.0171 (single-transit), TRY 0.0224 (double-transit), TRY 0.0139 (local) per minute. In 2009, termination rates of other fixed line operators (including Superonline) were determined as TRY 0.0320 per minute.

The latest ICTA decision regarding FTRs, dated December 14, 2021, sets an IP-based, single fee structure and gradually decreases FTRs as of January 1, 2022. As of January 1, 2024, Fixed Call Termination Rates will be equalized for all operators at the level of 1.47 kr/min. The announced change in FTR levels is expected to have a limited positive effect on our financials (i.e. EBITDA levels).

The glide path of Fixed Termination Rates on Turk Telekom and Other Fixed Operators (including Superonline) are summarized in the table below.

	FTR (TRY Kurus)
	TURK TELEKOM
	Single-Transit	Double-Transit	Local	OTHER FIXED OPERATORS
Current	1.71	2.24	1.39	3.2
01/01/2022		1.63		2.80
01/01/2023		1.55		2.20
01/01/2024		1.47		1.47

c.Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and debt service and maintain and enhance our network through our operating cash flow, existing committed and non-committed credit facilities. However, we continue to experience difficult pricing and competitive conditions in our operating markets, which we expect will continue. The working capital requirements related to terminal financing and bad debt expenses are managed by our finance company, Financell. We are also facing increased capital needs to finance our technological advancements and infrastructure investments, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2022 will be around 20%-21%.

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

d.Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey in the last few years. The value of the Turkish Lira against USD decreased significantly in 2021, depreciating by 44.9% in 2021 compared to deprecation of 19.1% in 2020. Ukraine Hryvnia slightly appreciated against USD by 3.6% in 2021 compared to depreciation of 16.2% in 2020. In Belarus, the Belarusian Ruble appreciated against USD by 1.2% in 2021 in contrast with depreciation by 18.4% in 2020. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, in particular in the context of the ongoing COVID-19 pandemic, legal, regulatory or political obstacles in Ukraine and Belarus, as well as ongoing military actions in Ukraine and the measures adopted, or that may be adopted, by other countries in response to these events, may lead to further impairments in the values of certain of our assets in the future.

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

At the annual general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company, changing the board of directors’ structure and functioning. Thus, the Board of Directors’ size has increased from seven members to nine members, and an option to attend the Board meetings by electronic means as per Article 1527 of Turkish Commercial Code and the Communiqué on Electronic Meetings Held in Commercial Companies, Other Than General Assembly Meetings of Joint Stock Companies has been introduced. Furthermore, meeting and decision quorums have been amended, allowing the Board of Directors to convene with the presence of a minimum of five members and shall resolve by the affirmative votes of at least five members present at the meeting. Furthermore, as the holder of Group A shares of the Company, our main shareholder TWF has the right to appoint a total of five of the nine members of our Board of Directors (excluding independent board members), including its Chairman, thereby effectively giving TWF control of our Board of Directors. Please see Item 10.B “Memorandum and Articles of Association” for further details.

At the annual general assembly meeting held on April 15, 2021, Bulent Aksu, Figen Kilic, Huseyin Aydin, Tahsin Yazar and Senol Kazanci, which were proposed by our main shareholder TVF BTIH, were elected as members of Board of Directors for a period of three years. Afif Demirkiran, Nail Olpak, Huseyin Arslan and Sir Julian Michael Horn-Smith which were proposed by TVF BTIH, were elected as board members, the first three of whom being independent with the consent of the CMB for a period of three years. Bulent Aksu was elected as the Chairman of the Board of Directors at the Board of Directors meeting on April 20, 2021.

As of April 1, 2022, our Board of Directors had the following members:

Name	Appointed to the Board of Directors
Bulent Aksu (Chairman)	April 15, 2021
Figen Kilic	April 15, 2021
Huseyin Aydin	April 15, 2021
Tahsin Yazar	April 15, 2021
Senol Kazanci	April 15, 2021
Sir Julian Michael Horn-Smith	April 15, 2021
Afif Demirkiran	April 15, 2021
Nail Olpak	April 15, 2021
Huseyin Arslan	April 15, 2021

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. On September 1, 2021, Mr. Ali Riza Esmen and Mr. Mehmet Akif Konar have been appointed as Executive Vice President for Human Resources and Executive Vice President of Strategy, respectively. The following table sets forth the name and office of each member of our Corporate Executive Team as of April 1, 2022.

Name	Office
Murat Erkan	Chief Executive Officer
Izzet Serhat Demir Ali Riza Esmen	Executive Vice President—Legal and Regulation Executive Vice President—Human Resources
Osman Yilmaz	Executive Vice President—Finance (CFO)
Kadri Ozdal	Executive Vice President—Consumer Sales
Ceyhun Ozata	Executive Vice President—Corporate and Residential Sales
Fatih Alper Ergenekon	Executive Vice President—Marketing
Atac Tansug	Executive Vice President—Digital Services and Solutions
Serkan Ozturk	Executive Vice President—Information and Communication Technologies
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Ali Turk Mehmet Akif Konar	Executive Vice President—Supply Chain Management Executive Vice President – Strategy

III. Biographies

a.Current Board Members

Bulent Aksu, born in 1974, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019 and re-elected at the Ordinary General Assembly Meeting on April 15, 2021. Mr. Aksu was appointed as the Chairman of Turkcell’s Board of Directors effective as of April 20, 2021. Bulent Aksu has 25 years of managerial experience in finance, accounting, tax and management fields in various sectors including telecommunications, energy, petrochemicals, textiles and audit. He began his career at Inspection Board of Kuveyt Turk as an Auditor, and then undertook Finance Manager and Group Finance Director roles, respectively at Calik Holding in 2003. Between 2008 and 2012 he served as CFO at Akfel Group. Mr. Aksu undertook CFO role at Azerbaijani National Oil and Gas Company’s (SOCAR) subsidiaries Petkim Petrokimya Holding A.S. and STAR Rafineri A.S. respectively from 2012 to 2016. Bulent Aksu carried out numerous mergers and acquisitions transactions in various industries, and actively managed financial transactions including project financing and bond issuance in international and domestic markets. He led the completion of the financing agreement of USD 3.3 billion with 18 years maturity signed between 23 local and international financial institutions and STAR Rafineri, one of the most prominent industrial investments of our country. This agreement had been the top project financing transaction made in Turkey to that date in terms of the amount and the maturity. Moreover, it had been the largest project financing transaction in Europe in 2014. Bulent Aksu served as CFO of Turkcell from July 20, 2016 to July 17, 2018. Mr. Aksu made valuable contributions to Turkcell having implemented international practices enabling Turkcell to become an exemplary company of our country in terms of balance sheet and FX risk management along with his innovative solutions to funding investments. Mr. Aksu strengthened Turkcell’s leading position in local and international capital markets having carried out first Asset Backed Securities (ABS) issuance in non-banking sector, and having led financing bill, lease certificate and Eurobond transactions. In 2016 and 2018, Mr. Aksu was voted among the top 50 most influential CFOs in Turkey by the Fortune Turkey magazine. Mr. Aksu served as Deputy Minister for the Ministry of Treasury and Finance between August 3, 2018 and January 29, 2021. He served as a Board Member of Turk Telekomunikasyon A.S. between November 2018-March 2019. Bulent Aksu served as a member of Turkcell Board of Directors between March 2019 and March 2020. Between May 2019 and February 2021, he served as the Chairman of Board of Directors of Turk Eximbank. Mr. Aksu was appointed as the Chairman of Turkcell’s Board of Directors effective as of March 12, 2020. Mr. Aksu represented our country as Sherpa at the G20 summit in 2018, and as Turkey Governor at the Asian Development Bank (ADB) and the African Development Bank (AfDB); Turkey Deputy Governor at the World Bank (WB), European Bank for Reconstruction and Development (EBRD) and Asian Infrastructure Investment Bank (AIIB); as Turkey Executive Director at the Islamic Development Bank (IsDB) between August 2018 and January 2021. Bulent Aksu graduated from Istanbul University Faculty of Business Administration (English) in 1996.

Figen Kilic, born in 1970, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in January 2021 and re-elected at the Ordinary General Assembly Meeting on April 15, 2021. Figen Kilic graduated from the Selcuk University, Electrical Electronics Engineering department and received her Electrical Engineering Master’s Degree from Gebze High Technology Institute. Trained in project management, process management, and test engineering, Ms. Kilic also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kilic, started her career as technical translator in Ihlas Group, before moving to Istanbul Municipality BELBIM A.S. in 1995 for a lengthy period, working on payment projects as R&D engineer, Project Coordinator and R&D Manager. In 2010, she transferred to E-Kent Odeme Sistemleri A.S. (Calik Holding) where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Turkey. In 2014, Figen Kilic worked at Turkcell Iletisim Hizmetleri A.S. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Turkey as its first women board member. Figen Kilic became the vice president of the board in 2018. After her term in office ended in 2019, she acted as Service Delivery General Manager of the Republic of Turkey Ministry of Family, Labor and Social Services.

Huseyin Aydin, born in 1959, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019 and re-elected at the Ordinary General Assembly Meeting on April 15, 2021. Huseyin Aydin graduated from Ankara Academy of Economics and Commercial Sciences (Faculty of Economics) in 1981. He began his career as an Assistant Auditor at Ziraat Bank and served as Auditor, the Head of Department, Duisburg/ Germany Representative and Branch Manager. After working as an Executive Board member at Halkbank, as a Board member at Pamukbank and as Deputy Chairman of Board at Ziraat Bank between 2003 and 2005, when also Pamukbank and Halkbank merger was completed successfully, Mr. Aydin served as General Manager at Halkbank between 2005 and 2011, when the bank went public in 2007 as the biggest transaction of the country since then. Huseyin Aydin served as General Manager of Ziraat Bank between July 15, 2011 and March 26, 2021, and served as the Chairman of the Banks Association of Turkey from 2010 to 2021. Ziraat Bank, which became Turkey’s most valuable bank brand during his tenure, played a pioneering role in foundation of valuable assets for our country by contributing to large scale projects. He served as a Board Member at Turkish Wealth Fund between 2017 and 2021 and as the Chairman of the Board of Directors at Ziraat Katilim Bankasi between February 2015 and January 2022. He became the General Manager of Agricultural Credit Cooperatives of Turkey as of February 1, 2022.

Tahsin Yazar, born in 1975, was appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. At the Ordinary General Assembly Meeting on April 15, 2021, he was re-elected as a board member. He graduated from Ankara University Faculty of Law in 1996. After starting his career as a freelance lawyer, he continued at Devres Law Office and Zorlu Holding A.S. respectively. Mr. Yazar joined Calik Holding Inc. in 2010 as Director of Energy Group Legal Affairs and also acted as a board member of Yesilirmak Electricity Distribution Inc. and Aras Electricity Retail Sales Inc. Mr. Yazar was appointed as Advisor to the Minister of Energy and Natural Resources on January 12, 2016. As of August 1, 2018, he was appointed as Advisor to the Minister of Treasury and Finance and he held this position until the replacement of Minister. Currently, he is acting as a self-employed lawyer.

Senol Kazanci, born in 1975, was appointed to the Turkcell Board of Directors at the Ordinary General Assembly Meeting on April 15, 2021. He graduated from Istanbul University, Faculty of Law. Senol Kazanci worked as TVNET General Manager between 2007 and 2011, as the Chief Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of Anadolu Agency between 2014 and 2021.

Sir Julian Horn-Smith, born in 1948, was appointed to the Turkcell Board of Directors at the Ordinary General Assembly Meeting on April 15, 2021. He graduated from London University with a B.Sc. Hons in Economics. He completed his master’s degree in Business Administration (M.Sc.) at Bath University and in 2010 was also awarded with a DLL Hon. He served as Pro-Vice-Chancellor at Bath University for 8 years. He has held various senior positions at Vodafone Group since its foundation in 1984. He served as the CEO of Vodafone International between 1988 and 2006. Sir Julian also served as Vodafone Group’s COO for six years where he was a main Board Director. He also served as a member of the Board of Directors and Risk Committee of Lloyds Banking Group, and Advisor to the Chairman of Etisalat. Sir Julian was honoured with a Knighthood by HM The Queen for services to International Telecommunications in 2004. In addition to his position at Turkcell, Sir Julian is The Chairman of eBuilder AB (Sweden) and Alpha 311 (UK). He is also a Non-Executive Director of Digicel Group. He works as a Senior Advisor at AlixPartners (U.S. Consultancy) and until December 2021 as a Senior Advisor at UBS Investment Bank. Sir Julian has served on a number of public company boards including Smiths Group Engineering, Lloyds Banking Group, Sage Group (Software), China Mobile and Verizon Wireless (U.S.).

Afif Demirkiran, born in 1952, was first appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. Mr. Demirkiran was re-elected as an independent board member at the Ordinary General Assembly Meeting on April 15, 2021. Mr. Demirkiran graduated from Mining Faculty of Istanbul Technical University in 1973. Later he studied engineering and had master’s degree at the Leeds University in UK. He served as an executive at Etibank, as Head of Foreign Investment Department at the Undersecretariat of State Planning Organization, as General Manager of Foreign Investment Departmentat the Undersecretariat of Treasury, as a Board Member of Eregli Iron and Steel Inc. and Sumerbank A.S., at various executive positions in private sector companies, as General Manager and Chairman of Turkish Electricity Generation and Transmission Company (TEAS), and General Manager of Vakif Enerji ve Madencilik A.S. Being active in politics since 2002, Afif Demirkiran served as Batman Deputy in the 22nd, and Siirt Deputy at the 23rd and 24th periods of the Grand National Assembly Turkey. In the 22nd period, he also served as a member of the State Economic Commission for Enterprises, member of Turkish Group OSCE PA and member of the Turkey-EU Joint Parliamentary Commission. In the 23rd and 24th periods, he was the President in the Turkey-EU Joint Parliamentary Commission. In the 22nd, 23rd and 24th periods, he served as the Chairman of Turkey-Spain Inter-Parliamentary Friendship Group. In the 24th period, he also was the Deputy Chairman of Turkey-Pakistan Inter-Parliamentary Friendship Group. Since 2016, he has been the Deputy Chairman of Foreign Affairs Directorate of Justice and Development Party.

Nail Olpak, born in 1961, was first appointed to the Turkcell Board of Directors as independent board member by Capital Markets Board Decision, effective as of March 6, 2020. Mr. Olpak was re-elected as an independent board member at the Ordinary General Assembly Meeting for 2020, held on April 15, 2021. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master’s degree in the field of Energy. Mr. Olpak serves as the Chairman of the Board of NORA Elektrik A.S. and PAK Yatirim A.S. and as the board member of companies in which these companies have shareholdings. As part of his activities in NGOs and for public welfare, Mr. Olpak serves as the Chairman of the Board of Directors of DEIK, Board Member of Export Credit Bank of Turkey (TURK EXIMBANK), Board Member of Turkcell, Board Member of Istanbul Development Agency (ISTKA), Member of High Advisory Board of MUSIAD, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of Istanbul Chamber of Commerce (TUGEV), Member of Founders Board of Ilim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (IGETEV), Member of the Board of Trustees of the Foundation for the Support of Istanbul Medeniyet University. Nail Olpak also served as the 5th Period Chairman of MUSIAD (Independent Industrialists and Businessmen’s Association) and the Chairman of MUSIAD High Advisory Board, Council Member of B20 Steering Committee of Turkey, Council Member of ITO (Istanbul Chamber of Commerce), Board Member of IDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Turkey Silicon Valley. Nail Olpak was granted the title of Honorary PhD in the branch of International Relations by Ahi Evran University and Mehmet Akif Ersoy University. Olpak is married and is the father of two sons who are Architect and Mechatronic Engineer.

Huseyin Arslan, born in 1968, was appointed to the Turkcell Board of Directors as independent board member at the Ordinary General Assembly Meeting for 2020, held on April 15, 2021. He graduated from Middle East Technical University, Department of Electrical and Electronics Engineering in 1992. He completed his master’s degree in 1994 and his doctorate in 1998 at the Southern Methodist University Electrical Engineering Department. Mr. Arslan worked as research engineer at ERICSSON, consultant at ANRITSU Company, and held Membership of TUBITAK Science Board and ULAK A.S. and he has also won numerous national and international scientific awards. He received his professor degree in 2013, and is currently working as faculty member at Istanbul Medipol University and South Florida University, and as consultant at TUBITAK.

b.Executive Officers

Murat Erkan, born in 1969, was appointed as Turkcell Chief Executive Officer on March 15, 2019. Mr. Erkan, who started his career at Toshiba, worked as an Application Engineer at Biltam Muhendislik and hen served as the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of Technology, Sales, Business development and Channel Management. Mr. Erkan served as the Business Unit Manager at Aneltech working on solutions related to telecommunications, mobile, ICT, the defense industry and industrial products sectors starting from 2006. Murat Erkan joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline, and he assumed the role of Executive Vice President of Sales from December 2015 to March 2019. Murat Erkan graduated from Yildiz Technical University Electronics and Telecommunication Engineering Department. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Osman Yilmaz, born in 1983, was appointed as Turkcell Chief Financial Officer on August 1, 2018. Osman Yilmaz was appointed as Turkcell Chief Financial Officer on August 1, 2018. Mr. Yilmaz started his professional career at Turkiye Is Bankasi Treasury Department in 2006. In 2007, he worked at BNP/TEB Treasury Department. From 2008 to 2016, he served as Senior Fund Manager in Structured Products and Group Head of Fixed Income and Multi Asset Funds at HSBC Global Asset Management. In August 2016, he joined Turkcell family as Director of Treasury, Risk and Collection Management. Mr. Yilmaz holds a dual BSc degree in Economics and Management from London School of Economics and Istanbul Bilgi University, MSc in Financial Engineering from Bogazici University and a PhD in Finance from Ozyegin University.

Izzet Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of Legal and Regulation Function on May 18, 2015. In addition to his current role, he served as acting Executive Vice President of Human Resources between March 16, 2020 - August 30, 2021, and continues to serve as the chairman of Ethics Committee, Compliance Committee and Personal Data Steering Committee. Mr. Demir started his professional career in 1997 at Dun & Bradstreet Turkey office. From 2003 to 2007 he worked at Yildiz Holding Legal Consultancy Department and in 2007 he served as the Legal Counsel at Calik Holding A.S. Between 2009 and 2015, Mr. Demir undertook Calik Holding Legal Affairs Director role and in the meantime, he also served as member of Board of Directors at holding level and at group companies that operated in telecom and finance fields in Turkey and abroad. Serhat Demir graduated from the Faculty of Law at Istanbul University. He received his MBA degree from Fatih University and completed Executive Education Program at Harvard Law School.

Kadri Ozdal, born in 1974, was appointed as the Executive Vice President of Consumer Sales on September 26, 2019. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. He then joined Turk Telekom and held positions in sales development, channel optimization and management functions. He served as sales development director and then as CSO from 2011 to 2012. Between 2012 and 2016, Kadri Ozdal took part in foundation and management of n11.com which is one of the largest e-commerce platforms in Turkey and held CSO role. In February 2016, he joined Turkcell as Alternative Sales Channels Director and managed non- exclusive and digital sales channels. He lastly served as Retail Channels Sales Director. Kadri Ozdal graduated from Dokuz Eylul University, Faculty of Economics and Administrative Sciences, Department of Public Administration.

Ceyhun Ozata, born in 1974, was appointed as the Executive Vice President of Corporate and Residential Sales on September 26, 2019. He started his professional career at Reuters and worked as a Customer Advisor from 1995 to 1996. He held Assistant Manager of Customer Operations role at Superonline from 1996 to 1999. He served as a CRM and Product Management Manager at IXIR A.S. from 1999 to 2001. Starting from 2002, Ozata held Project Manager, Online Sales Manager, CRM & Direct Sales Director, and Marketing Director positions at Turkcell Superonline. From 2008 to 2015, he served as the Vice President of Retail Sales at Turkcell Superonline which accelerated fiber infrastructure investments. Lastly, starting from 2015, he served as the Sales Director of Turkcell Residential and Small Medium Enterprises. Ceyhun Ozata graduated from Bogazici University, Department of Electronics.

Fatih Alper Ergenekon, born in 1974, was appointed as the Executive Vice President of Marketing on April 29, 2020. He started his professional career as a project manager at OTA NGO in Berlin, Germany in 1996. He worked as a consultant at I-BIMSA between 1997-2000. After receiving his Master’s degree in Business Administration from the University of Rochester, New York in 2002, he worked as a Senior Marketing Specialist at FedEx USA headquarters in Memphis, Tennessee between 2002-2005. He joined the Marketing Department of Turkcell in 2005 and was appointed as Marketing Manager in 2006 and Marketing Director in 2010. Lastly, he served as Strategy Director starting from September 2018. Fatih Alper Ergenekon received his Bachelor’s degree in Industrial Engineering from the Middle East Technical University in 1996.

Atac Tansug, born in 1974, was appointed as the Executive Vice President of Digital Services and Solutions on September 26, 2019. Mr. Tansug started his professional career as System Support Engineer at Datapro in 1999. Between 2002 and 2009, he served as International NGN/IMS Service Support Engineer, Team Leader and Team Manager in Alcatel-Lucent. From 2009 to 2011, he held Product Service Director role responsible for Turkey and Azerbaijan and Global Customer Service Director role in his last two years in the company. He joined Turkcell Group as the Chief Technology Officer of Turkcell Superonline in 2013. Later he was appointed as Transmission & Core Network Planning Director at Turkcell in 2016. Lastly, he held Digital Services & Solutions Technology Director position at Turkcell in 2017. He graduated from the Department of Civil Engineering at Bogazici University.

Serkan Ozturk, born in 1976, was appointed as the Executive Vice President of Information and Communication Technologies in September 2015. Between 2017 and 2019, he also served as the Executive Vice President of Customer Experience in addition to his existing role. Serkan Ozturk joined Turkcell in 2000 as a Project Supervisor. He worked as project supervisor and manager at Turkcell Project Management Office between 2000 and 2009. He served as Chief Information Technologies Officer in life-Ukraine between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. From 2011 to 2015 he served as Turkcell Customer Relations Management and Business Intelligence Solutions (CRM & BIS) Director. Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University. Aziz Gediz Sezgin, born in 1966, joined Turkcell as a Network Engineer in 1995. In October 2015, he was appointed as the Executive Vice President of Network Technologies. Previously, he served as Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function such as Superonline Chief Technology Officer. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University Electronics and Communication Engineering Department and received his Master’s Degree and PhD from the same university.

Ali Turk, born in 1977, joined Turkcell as the Senior Vice President of Supply Chain Management in May 2016. He was appointed as the Executive Vice President of Supply Chain Management in March 2017. Mr. Turk started his career at Basak Hayat Sigorta in 1999. From 2002 to 2007, he held various managerial positions responsible for logistics planning, warehouse and supply chain management processes at Ulker Group companies. From 2007 to 2011, he worked at Ceva Lojistik as Warehouse and Value-Added Operations Group Manager. Mr. Turk joined Turkish Airlines in 2011 as Cargo Operations Vice President. He was appointed as Turkish Airlines Cargo Operations President in 2012. Ali Turk graduated from Istanbul Technical University Industrial Engineering Department and completed Executive MBA program of Istanbul Technical University.

Mehmet Akif Konar, born in 1973, joined Turkcell as the Executive Vice President for Strategy on September 1, 2021. Starting his career in 1995, Konar worked as a Specialist at Belbim A.S., as Application Specialist at Vestel Group of Companies, and System Development Manager at Opet Petrolculuk A.S, respectively. Between 2004 and 2013, Konar served as Production Planning Manager, Investment Planning and Projects Manager, America and Far East Regional Manager, Production Planning Head, Marketing and Sales Head at Turkish Airlines, respectively. He assumed the role of Chief Commercial Officer in the company between 2013 and 2021. Mr. Konar also served as an Audit Committee Member and as a Board Member at SunExpress and as a Board Member at TCI Turkish Cabin Interior Inc. He completed his undergraduate and graduate studies in Management Engineering at Istanbul Technical University.

Ali Riza Esmen, born in 1975, assumed the role of Executive Vice President of Human Resources at Turkcell as of September 1, 2021. He started his professional career in 2000 as Assistant at SUNY, Nassau Community College, English Language Institute. After serving as Human Resources Supervisor, Program Manager and Assistant Director respectively, in 2008 he began working at Dowling College English Language Institute as Assistant Director and Lecturer. After working as Human Resources Director at Mytechnic MRO Technic Services A.S. between 2008 and 2009, he joined Turkish Technic Inc. and assumed the role of Human Resources Manager. Esmen then served as the Executive Vice President in charge of Human Resources at SOCAR Group, Petkim Petrokimya Holding A.S. between 2012 and 2015, while being a member of the Board of Directors of TED Aliaga College. Between the years of 2016 and 2021, Esmen has worked as the Executive Vice President of Human Resources and Nuclear Manpower Training at EUAS International ICC. Esmen graduated from Kirikkale University, Department of Public Administration in 1997, continued his graduate studies at Hacettepe University, Department of Political Science and Public Administration, and completed his Business Administration Master’s program at Dowling College in 2004.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of Board of Directors was set at a net of TRY 56.0 thousand, effective from the month following the General Assembly and during their terms of duty. In 2021, each Board member received a net total of TRY 675,800 in compensation, including the Chairman.

For the year ended December 31, 2021, we provided, paid and accrued an aggregate of TRY 91.0 million to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 91.0 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016. As of December 31, 2021, since the financial performance conditions haven’t been met, the Group recognized no expenses regarding this plan compared to TRY 3.8 million in 2020 and TRY 6.2 million in 2019. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Turkiye Sigorta A.S., an insurance company in Turkey, whereas reinsurance protection is provided by A-rated reinsurers. These insurers are from United Kingdom, Switzerland, Turkey, United States of America and UAE. The policy expired on October 1, 2021, and we renewed until October 1, 2022, with the same limit and conditions offered on the previous policy. .

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

The principal duties of the Audit Committee include the following:

●	assisting the board’s oversight of the quality and integrity of our financial statements and related disclosure;
●	overseeing the implementation and efficiency of our accounting system;
●	pre-approving the appointment of and services to be provided by our independent auditors;
●	preparing and monitoring the agreement between us and the independent auditor and overseeing the performance and efficiency of our independent audit system and internal audit mechanisms; and
●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control systems or auditing matters and establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

b.The Corporate Governance Committee

The Corporate Governance Committee, based on the CMB’s corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents if needed to the Board of Directors remedial proposals to that end. Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles of the Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and the CMB’s “Corporate Governance Principles”. In the relations between the Company and our shareholders, the Committee assists the Board. To that end, it oversees the investor relations activities.

The current members are Mr. Afif Demirkiran, Mr. Nail Olpak, Mr. Ali Serdar Yagci, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance & Capital Markets Compliance Director. Mr. Afif Demirkiran is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Mr. Ali Serdar Yagci were appointed members of the Corporate Governance Committee by a CMB Communiqué requirement, the last date of their re-appointment being April 20, 2021.

c.The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Afif Demirkiran, Mr. Bulent Aksu and Ms. Figen Kilic. Mr. Afif Demirkiran is the Chairman of the Candidate Nomination Committee.

d.The Remuneration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members are Mr. Nail Olpak, Mr. Bulent Aksu and Mr. Huseyin Arslan. Mr. Olpak is the Chairman of the Remuneration Committee. The Board also adopted the Remuneration Committee’s Charter and approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board and posted on our website. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

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

f.	The Strategy and Digitalization Committee

As per the Turkish Commercial Code Article 366 (2), the Strategy and Digitalization Committee has been established on February 17, 2022, and the primary objective of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by providing advice in relation to strategy, digitalization and effectiveness frameworks within Turkcell. The decisions of the Committee, which will report to the Board of Directors, will be advisory. Current members are Mr. Bulent Aksu, Mr. Nail Olpak, Ms. Figen Kilic, Mr. Serkan Ozturk (Executive Vice President—Information and Communication Technologies) and Mr. M. Akif Konar (Executive Vice President – Strategy). Mr. Olpak was elected as the Chairman of the Strategy and Digitilization Committee.

6.D Employees

We have 25,638 employees as of December 31, 2021. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2021, 2020 and 2019.

Turkcell	2021	2020	2019
Board of Directors Office	30	30	37
Group Internal Audit	56	55	64
CEO Office	—	—	4
Legal & Regulation	139	150	139
Finance	279	277	262
Strategy	14	11	17
Marketing	167	192	187
Network Technologies	1,131	1,181	1,284
Digital Services & Solutions	75	78	118
Information & Communication Technologies(1)	452	450	480
Human Resources	213	220	226
Supply Chain Management	164	167	163
Corporate & Residential Sales	760	810	746
Consumer Sales	325	311	297
Turkcell Superonline International & Wholesale Management(2)	42	41	36
Corporate Communications	35	34	—
Internal Control and Continuous Management	46	20	—
Turkcell Energy Solutions	1	1
Subtotal	3,929	4,028	4,060
Subsidiaries
Turkcell Global Bilgi	17,347	16,322	13,840
lifecell	952	994	952
BeST	392	400	389
Global Bilgi LLC	828	848	728
Turkcell Superonline	23	20	23
Turkcell Teknoloji	1,244	1,179	1,062
Kibris Telekom	192	197	192
Others(3)	731	687	577
Subtotal	21,709	20,647	17,763
Total	25,638	24,675	21,813
(1)	As of February 2020, the name of Customer Experience & Information Technologies was changed to Information & Communication Technologies.
(2)	As of July 2021, the name of International & Wholesale Management was changed to Turkcell Superonline International & Wholesale Management.
(3)	Others include the following subsidiaries: Global Tower, UkrTower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji, Lifetech, Sofra, Paycell LLC, Beltower, Financell, Turkcell Sigorta, BiP Digital, Lifecell Dijital, Lifecell Muzik, Lifecell Bulut, Lifecell TV, Atmosware, Boyut Enerji, Digital Services & Solutions and Digital Business Services.

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

Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan were deserved to be paid for 2019; the performance in 2020 and 2021 did not meet the criteria. For 2019, the cash equivalent of 736,918 shares in total was paid in March 2020 as the first installment. The second installment was paid in the cash equivalent of 640,303 shares in total in February 2021. There was no entitlement as a third installment of 2019 since the performance criteria haven’t been met.

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

With the rising need of remote working given the on-going COVID-19 pandemic, Turkcell announced “Flexible Remote Working Model” on March 5, 2021. Under this working model, upon the approval of their managers, employees can work remotely from anywhere in the country, even from abroad when and if the job requirements are suitable for flexible and remote working. Whenever our employees need to make use of office space, they are able to make office reservations through the intra-company application.

6.E Share Ownership

Based on reporting made to us on April 1, 2022, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 61,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 100% of our Company’s capital. This information is current as of April 1, 2022, based on the information provided by the Central Securities Depository of Turkey and company share register.

Following the amendments of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares has been created (“Group A Shares”). Group A shares refer to the privileged shares of the Company corresponding to 15% of its total issued share capital. Group B shares refer to the ordinary shares of the Company corresponding to 85% of its total share capital (“Group B Shares”). A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company; and a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders. Therefore, TVF BTIH, as the sole holder of shares in this class, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman.

For additional details regarding the voting rights, see “Item 10.B.III.d. Capital Structure—Voting Rights”.

			Percent of	Percent of
	Nominal TRY	Percent of	Group A	Group B
	Value of	Shares	Shares	Shares
Name and Address of Owner	Shares Owned	(%)	(%)	(%)
TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.(1)	576,400,000.24	26.20%	15.00%	11.20%
Ortakoy Mah. Muallim Naci Cad.
Vakifbank Apt. No: 22
Besiktas/Istanbul
IMTIS Holdings S.à r.l.(1)	435,600,000.00	19.80%	—	19.80%
19 rue de Bitbourg
L‑1273
Luxembourg
Shares Publicly Held(2)	1,187,999,999.76	54.00%	—	54.00%
Total	2,200,000,000	100.00%	15.00%	85.00%
(1)	In October 2020, TWF, the wealth fund of the Republic of Turkey, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are owned by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which Letterone Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.
(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on April 29, 2021, it held 5.04% of our publicly held shares. As of April 1, 2022, we do not have further information about the shareholding status of Silchester International Investors LLP.

Acquisition by TWF

On June 17, 2020, certain of the Company’s direct and indirect shareholders and Turkiye Varlik Fonu, the wealth fund of the Republic of Turkey (“TWF”), acting through its management company, Turkiye Varlik Fonu Yonetimi A.S., issued press releases with respect to a series of agreements signed amongst them and certain of their related parties, including TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. (“TVF BTIH”) and Ziraat Bankasi A.S. (“Ziraat”).

According to these agreements, following satisfaction of a number of conditions, particularly obtainment of regulatory approvals and fulfilment of other third-party actions along with the approval of the amendments to the articles of association of the Company at the shareholders’ general assembly held on October 21, 2020, each of the following transactions was completed on October 22, 2020:

(i)	TeliaSonera Finland Oyj, the former holder of 47.09% of the shares in Turkcell Holding (indirectly, 24.02% of the shares in Turkcell) divested of all of its interest in Turkcell’s shares by selling its shares in Turkcell Holding to TVF BTIH,
(ii)	Cukurova Telecom Holdings Limited, the former holder of 52.91% of the shares in Turkcell Holding (indirectly, 26.98% of the shares in Turkcell) divested of all of its interest in Turkcell’s shares by selling its shares in Turkcell Holding to TVF BTIH,
(iii)	having thus acquired all shares in Turkcell Holding, TVF BTIH merged with Turkcell Holding and Turkcell Holding, as a result, was dissolved and ceased to exist as a legal entity, and
(iv)	TVF BTIH sold a 24.8% direct interest in shares of Turkcell to IMTIS Holdings S.á r.l. (“IMTIS Holdings”), an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

Following this sale, TVF BTIH holds a 26.2% direct interest in the shares of the Company. According to Material Event Disclosure forms published on November 10, 2020 and November 13, 2020 on the Public Disclosure Platform by IMTIS Holdings, 110,000,000 of Turkcell’s shares (corresponding to 5% of the issued share capital of Turkcell) have been sold at Borsa Istanbul. The shares were sold to institutional investors through accelerated bookbuild process at an approximately 7% discount. Following completion of the transactions, capital shares and voting rights of TVF BTIH and IMTIS Holdings in the Company have become 26.2% and 19.8%, respectively.

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

As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and the Group A shares owned by TWF are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favour of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

As of April 1, 2022, Turkcell had 80,871,712 ADRs outstanding held by 61 registered ADR holders. To the best of our knowledge, as of December 31, 2021, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2021, see Note 40 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PwC Turkey) as the independent audit firm to audit our consolidated financial statements for the year 2021. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on April 15, 2021.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 39 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F. This includes material disputes such as the dispute with the Turkish tax authorities regarding the Special Communication Tax, disputes regarding the Law on the Protection of Competition and a dispute with the Ministry of Trade regarding the administrative fine imposed against the Company and a dispute with the ICTA regarding the investigation of R&D Obligations (covering 2013-2016 and 2016-2017) as well as various other matters.

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

On April 17, 2020, the Law on Reducing the Effects of the Novel Coronavirus Pandemic on Economic and Social Life and the Law on the Amendment of Certain Laws No. 7244, which contains amendments to several laws, including the Turkish Commercial Code, entered into force. This law also includes dividend distribution limitation for joint-stock companies, where they cannot exceed 25% of the net profit period for 2019. Accordingly, on October 21, 2020, the Company’s General Assembly approved the payment of a dividend amounting to TRY 811.6 million (equivalent to USD 103.0 million as of October 21, 2020) from the net distributable profit for the year ended December 31, 2019, not exceeding 25% of the total distributable profit in line with the limitations mentioned above. This represents a gross cash dividend of full TRY 0.3689190 (equivalent to full USD 0.0468403 as of October 21, 2020) per share. The distribution to shareholders was performed in a single payment on November 30, 2020. As of January 1, 2021, the limitation on the distribution of cash dividends for joint stock companies, which has been introduced with the Law No. 7244 is no longer applicable.

On April 15, 2021, the Company’s General Assembly approved the payment of a dividend amounting to TRY 2,585.8 million (equivalent to USD 320.3 million as of April 15, 2021) from the net distributable profit for the year ended December 31, 2020. This represents a gross cash dividend of full TRY 1.1753577 (equivalent to full USD 0.1455930 as of April 15, 2021) per share. The distribution to shareholders was performed in three equal installments on April 30, 2021, July 30, 2021 and October 27, 2021.

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

The Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation. However, the law entitles the Board to regulate dividends. The CMB also published a Communiqué on Dividends (II-19.1) on January 23, 2014 which entered into force on February 1, 2014. Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communiqué also sets out the principles and procedures for the distribution of dividends. To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See “Item 10.E. Taxation”.

For additional details regarding our dividend policy see “Item 10.B.III.c. Dividend Distribution and Allocation of Profits”.

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

Foreign-based taxpayers, natural persons and corporations are subject to 0% tax from capital gains. See “Item 10E. Taxation”.

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

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on October 21, 2020, at the Ordinary General Assembly, we are incorporated primarily to provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

Substantial changes to the Company structure were made with the amendments to the Articles of Association, which were approved by the Ordinary General Assembly on October 21, 2020. Within this framework, the major amendments are as follows:

(i)	the number of the board of directors members has increased from seven to a total of nine;
(ii)	15% of the total issued shares of Turkcell, owned by TVF BTIH as the surviving entity from the Turkcell Holding / TVF BTIH merger, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);
(iii)	a nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company (the “Nomination Privilege”); and a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders;
(iv)	all shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);
(v)	the chairman of the board of directors shall be elected amongst the members of the board of directors appointed through the exercise of the abovementioned privileges;
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

An increase in the number of members of the Board of Directors must be approved by the general assembly. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. With the Turkish Commercial Code number 6102 (“TCC”), which came into force on July 1, 2012, the requirement of having a share of the company in order to become a member of Board of Directors has been abolished. Those individuals who do not have any shares in the company have been provided with an opportunity to be elected as members of the Board of Directors and carry out such duty.

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

For additional details regarding the election and appointment of Board Members, see “Item 10.B.III.d. Capital Structure—Voting Rights”.

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

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of Board of Directors was set at a net of TRY 56.0 thousand, effective from the month following this General Assembly and during their terms of duty. In 2021, each Board member received a net total of TRY 675,800 in compensation, including the Chairman.

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

On February 25, 2020, Law No. 7222 Amending Banking Law and Certain Other Laws established the debt instrument holders’ board (“DHIB”) in order to ensure that investors can jointly act and facilitate a restructuring in case of default. A Communiqué was published by the CMB on September 15, 2020, which namely regulates the quorum for DIHB resolutions and their effects on other investors, and sets forth that several main points in relation to DIHBs will be highlighted in the prospectus or the issuance certificate relating to the debt instrument, among which:

●	Invitation to DIHB meetings,
●	Method of invitation,
●	Announcement of the meeting and setting out its agenda,
●	Meeting organization and covering its costs, and
●	Criteria for determining attendees.

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

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The authorisation for the ceiling of registered capital granted by the CMB, is valid for the years 2020 through 2024. After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increases, to obtain the authorisation of the General Assembly by also obtaining the CMB’s permit for a new ceiling amount to be valid for a term of up to five years. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

c. Dividend Distribution and Allocation of Profits

According to Capital Markets Law, we may freely determine the amount of dividends to be distributed based on the Dividend Policy, pursuant to applicable Turkish laws and upon the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders. The Board decides whether or not to recommend an allocation of profits, as well as the amount of dividends, and the shareholders, through the general assembly, may accept, amend or reject such proposal, if any.

The dividend distribution regime is governed by a CMB Communiqué on Dividends II-19.1 which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 1, 2014. Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communiqué has also determined the principles and procedures for the distribution of dividends. The CMB allows public companies the possibility of choosing the timing and payment method of the dividend distribution on the condition that the company’s own dividend policy should regulate this. In any case, according to the new Communiqué, distribution should commence until the end of the financial year in which the general assembly decided on distributing a dividend.

In order to comply with this CMB’s Communiqué, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, and approved by the Ordinary General Assembly held on March 26, 2015:

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

In parallel with the Capital Markets Law, the Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On September 24, 2020, within the framework of the CMB regulations, our Board resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2020 as up to 1% of our Company’s revenue disclosed in the annual consolidated financial tables relating to the 2019 fiscal year announced to the public pursuant to CMB regulations. This upper limit was approved by General Assembly of our Company held on October 21, 2020. The General Assembly on April 15, 2021 approved the upper limit for the total amount of donations to be made by our Company within the year 2021 as up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations.

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

Group A shares of Turkcell refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell (“Group A Shares”). Group B shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell (“Group B Shares”). Privilege hereunder means in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the general assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to voting rights in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell. As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and that the Group A shares owned by TWF Group are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favour of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

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

Under a new Communiqué which entered into force in June 2020 and introduces significant changes to the Communiqué numbered II-23.1, the following transactions of public companies will constitute significant transactions, and the CMB has the authority to consider other transactions as significant transactions, if such transactions are fundamental transactions that might affect investment decisions of investors by making foundational changes in company’s main activities or substantially altering its ordinary business:

●	Participating in mergers and demergers specified under Article 5 of the New Communiqué,
●	Transferring a significant amount of assets, or concluding transactions resulting in such transfer or establishing limited rights in rem on such assets,
●	Changing company’s legal form, and
●	Granting new privileges, altering the scope or subject of existing privileges.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communiqué on Public Disclosure of Material Events (II-15.1). Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they fall below or exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communiqué II.15.1 (which was published in the Official Gazette dated November 17, 2018 and No. 30598) in cases where the relevant shareholders’ share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Turkey (“MKK”) will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i) by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK, the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 400,000 (TRY 436,440 for 2021), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54. The Company’s internal public disclosure rules and procedures have also been adopted by the Board in accordance with the Communiqué II-15.1 as amended on February 10, 2017.

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

The Communiqué on Tender Offer (II-26.1) which repeals the Communiqué Serial: IV No: 44 was published by the CMB in the Official Gazette dated January 23, 2014. Through the Communiqué, the procedures and principles regarding mandatory and voluntary tender offers as a result of a change in management control have been regulated in compliance with the new Capital Markets Law No. 6362. Moreover, the definition of management control has been regulated as the direct or indirect acquisition of more than 50% of the share capital or the voting rights individually or collectively. Holding more than fifty percent of the voting rights of a corporation directly or indirectly, alone or jointly with persons acting in concert, or regardless of such percentage, holding privileged shares enabling their holder to elect a simple majority of the total number of the members of the board of directors or to nominate for the said number of directors in the general assembly meeting, is considered and treated as an acquisition of control.

The Communiqué on Tender Offer (II-26.1) was first modified on February 27, 2015 and the following situation has been added amid cases where a mandatory tender offer will not be triggered. Following the purchase by a third party of a portion of the shares of a controlling shareholder, on the condition that this third party has 50% or less of voting rights of the company, should such third party share equally or less than the management control of the company with this controlling shareholder by virtue of a written agreement, this situation is not considered a trigger for a mandatory tender offer for this third party.

The said Communiqué was again amended on January 2, 2019. As per the amendment, the relevant shareholder can be exempted from the requirement to launch a mandatory tender offer if the change of management control occurs as a result of the existing shareholders acquiring shares through a capital increase where the pre-emptive rights have not been restricted. However, as this is a ground for exemption and not an exception, even if the said circumstances exist, the applicability of the exemption will be subject to CMB approval.

The Communiqué Amending the Communiqué on Tender Offer No. II-26.1 (II-26.1.c) entered into force on 16 October 2021 through publication in the Official Gazette. The said Communiqué covers, among others the main following topics: i) persons benefiting from tender offers; ii) events where the mandatory tender offer is not triggered and; iii) mandatory tender offer price and process. With the Communiqué, in addition to the abovementioned exemptions, the mandatory tender offer obligation will also not be triggered in the following cases: (a) triggering of squeeze-out and sell-out rights as a result of gaining management control; (b) in the case of capital increases where preemption rights have not been restricted, change of management control through acquisition of shares by the existing shareholders; (c) gaining management control unintentionally due to reasons, which are listed under the Communiqué. The abovementioned case which was introduced with the modification dated February 27, 2015, where a mandatory tender offer will not be triggered is expanded to include capital increase. Additionally, intragroup share transfers are also included in the exceptions.

In parallel, the Capital Markets Law No. 6362 introduces a squeeze-out right: in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase the shares of the minority shareholders and the minority shall have the right to sell their shares. The CMB released the Communiqué on Squeeze-Out Rights and Statutory Put Option Rights (II-27.1) on January 2, 2014 in the Official Gazette numbered 28870, which became effective as of July 1, 2014. This Communiqué was replaced with Communiqué II-27.2 which entered into force upon its publication in the Official Gazette dated November 12, 2014 and numbered 29173 (the “new Communiqué”). According to the Communiqué II-27.1, if the controlling shareholder, directly or indirectly, holds at least 95% of the voting rights in a public company as a result of a mandatory tender offer or by any other means, the controlling shareholder has the right to squeeze out all other shareholders regardless of whether they hold privileged shares. As per the new Communiqué, in the event that a shareholder holds at least 98% of the voting rights in a public company either as a result of a mandatory tender offer or by any other means, or if the controlling shareholder already satisfying this threshold acquires an additional share, the controlling shareholder will be entitled to the right to squeeze-out all other shareholders. Once the squeeze-out right arises, the remaining minority shareholders will be entitled to the right to sell-out their shares. The new Communiqué also stipulates a transition period. Accordingly, the threshold of 95% shall continue to apply to squeeze-out rights that arose before December 31, 2014 and a new threshold of 97% shall apply to squeeze-out rights that will arise thereafter until December 31, 2017. The new Communiqué regulates the squeeze-out and the put option rights under the same provision. Accordingly, the controlling shareholder is obliged to make a public disclosure, if and when the controlling shareholders’ shareholding ratio reaches at least 98% of the voting rights or acquires additional shares to enhance its status. The remaining minority shareholders are entitled to exercise their sell-out rights within three months following the public disclosure. The three-month period is statutory and the sell-out rights of the minority shareholders shall expire at the end of such period. The minority shareholder willing to exercise its sell-out right shall notify the public company in writing of its request. The board of directors shall procure the preparation of a valuation report in order to determine the purchase price for the minority shares within one month upon the sell-out request. Upon application of the controlling shareholder for exercising the squeeze-out right, and approval of the board of directors about the fulfillment of the conditions for exercising the squeeze-out right, the company shall apply to the CMB for issuance of new shares to replace the cancelled ones. A delisting application to the relevant stock exchange is also required. All payment and settlement transactions shall be conducted via the Central Registration Agency. The controlling shareholder shall deposit the share purchase amount to the company’s account, within three business days following the notification made by the company at the latest, and the company shall transfer such amount to the relevant minority shareholders’ account on the second succeeding business day to complete the share transfer transactions. As for the calculation of the purchase price, the purchase price during exercising of the squeeze-out right shall be equivalent to the average of the weighted daily stock market price within the 30-day period prior to the disclosure stating that the controlling shareholder has reached at least 98% of the voting rights or acquired additional shares for traded shares. The highest value shall be determined as the purchase price when the sell-out right is exercised. The controlling shareholder is required to make a public disclosure if and when (i) the voting rights held by it exceed or fall below 98% of the total voting rights in the company; or (ii) it acquires additional shares when it already holds 98% or more of the voting rights. Additionally, the controlling shareholder is also obliged to make a public disclosure, if and when it decides to exercise the squeeze-out right.

On 25 February 2020, Law No. 7222 “Amending the Banking Law and Certain Other Laws” limited the persons that can bid their shares in tender offers to existing shareholders by the tender offer’s public disclosure date. Furthermore, the CMB published a new Communiqué in January 2021 regulating the squeeze-out and sell-out rights, which complement the amendments made to the Turkish Capital Markets Law in February 2020. Namely, the CMB, among others, declared that the following cases do not trigger squeeze-out and sell-out rights:

●	when the controlling shareholder acquires new shares by exercising its pre-emption rights upon a capital increase where the pre-emption right is not restricted, and
●	where internal resources or dividends are used for the capital increase, and the controlling shareholder acquires new shares.

The communiqué also introduces new rules on calculating squeeze-out/sell-out price, as well as procedural amendments in exercising squeeze-out/sell-out rights.

g. Free Float Definition Rules

54% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of April 1, 2022 was 1,186,970,077 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Turkey in accordance with the CMB’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

CMB’s Administrative Fines: Change in Principle

On February 25, 2020, through the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No.103 was amended so that administrative fines are indexed to a public company’s financial performance instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of earnings before tax.

h. Trading Rules

Within the scope of Borsa Istanbul A.S. Board of Directors’ decision dated September 10, 2021, the requirements for companies for their shares to be traded in the category called BIST Stars as of October 1, 2021 are as follows:

•	market cap greater than 1 billion TL;
•	market cap of shares in actual free float greater than 150 million TL;
•	free float ratio greater than 10%;
•	number of domestic retail investors greater than 1,500;
•	if the company has preferred stocks, free float ratio smaller than 90%;
•	total domestic fund investment greater than 5 million TL; and
•	liquidity to be smaller than 1.5.

Moreover, companies that have free float ratio greater than 5%, have more than 1.25 billion TL of market cap of shares in actual free float and liquidity less than 1.5; will be traded in BIST Stars, regardless of the other criteria.

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

l. Share Buy-Backs

The TCC contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions. Accordingly, shares representing up to 10% of the total share capital of the company may be acquired by the company itself. We believe that this would allow both direct and indirect acquisitions. Before the entry into force of the new TCC, the CMB had taken an anticipatory step by enabling listed companies to buy back their own shares. The CMB announced this on August 11, 2011, in its Weekly Bulletin numbered 2011/32, and this announcement describes in detail the procedures and principles which apply to such buy-back transactions.

In accordance with the new Capital Markets Law dated December 30, 2012, the Communiqué on Share Buy-back numbered II-22.1 was published in the Official Gazette on January 3, 2014. The Communiqué regulates the principles and procedures of share buy-backs or the establishment of pledges over their own shares by public companies.

On February 18, 2016 a buy-back plan of up to TRY 200 million was announced to be submitted for the approval of the shareholders at the Ordinary General Assembly for 2015; however, the proposal made during the General Assembly held on March 29, 2016 was rejected.

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

The following matters are among those required by the TCC and our Articles of Association to be included on the agenda of ordinary general assembly meeting:

●	review of the annual reports of our Board of Directors and the auditors;
●	the approval, amendment or rejection of the statement of financial position and statement of profit and loss prepared for the preceding financial year, the release of our Board of Directors from liability in respect of actions taken by them in the preceding financial year, and the proposals of our Board of Directors for the allocation and distribution of any of our net profits;
●	the approval of the remuneration of the Board members; and
●	the re-election or replacement of directors and/or auditors whose terms of office have expired.

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

At the ordinary general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company. While the meeting quorum requirement at general assemblies remains unchanged as 51% of our share capital, resolutions of our general assemblies must be passed by the shareholders (or their proxies) representing the majority of the votes of the shareholders present at that meeting, by observing the provisions of Article 7 of our Articles of Association where a voting privilege is granted to Group A shares of the Company, corresponding to 15% of the Company’s share capital. In line with the voting privilege granted, Group A shares are given the privilege of voting as to give six voting rights to each Group A share for the appointment of five members of the Board of Directors, four of which are nominated in accordance with the nomination privilege, as well as the Chairman of the General Assembly.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information” and Note 39 (Commitments and contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F.

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

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Banks are obliged to inform authorities to be determined by the Ministry about Turkish Lira transfers abroad, excluding payments for exports, imports and invisible transactions that are above the equivalent of USD 50,000, within a 30-day period starting from the date of transfer. Any amendment to recent exchange controls provisions may affect our results of operations.

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

As of December 31, 2021, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

With the instruction of the Central Bank of the Republic of Turkey (“CBRT”) effective from January 3, 2022, the following provision has been added to the export circular. As of the effective date of this article, 25% of the export prices tied to Export Value Acceptance Certificate (“IBKB”) or Foreign Exchange Purchase Certificate (“DAB”) shall be sold to the bank issuing IBKB or DAB. These amounts are sold to the CBRT on the same day at the foreign exchange buying rate valid for the transaction day and announced by the CBRT, and transferred to the CBRT’s bank account. The full amount of the said amount is paid by the bank to the exporter in Turkish currency.

Communiqué No. 2021/14 on Supporting the Conversion of Turkish Lira Deposit and Participation Accounts (“Communiqué”) has been introduced on December 21, 2021, in order to support real person account holders who choose to convert their USD, EUR or GBP foreign currency deposit accounts into Turkish Lira deposit accounts. As per the Communiqué, if the exchange rate on the maturity date is higher than the exchange rate on the conversion date or if the amount calculated over the exchange rate difference is higher than the interest or profit rate accumulated by the deposit account, the CBRT will pay such difference to the real person deposit Turkish Lira account holders.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (10% as of December 22, 2021 due to President’s Decision No. 4936) (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 70,000 in 2022, TRY 53,000 in 2021, TRY 49,000 in 2020, TRY 40,000 in 2019 and TRY 34,000 in 2018.

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

●	For the “fund” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 58,000 in 2022, TRY 43,000 in 2021, TRY 40,000 in 2020, TRY 34,000 in 2019, and TRY 27,000 in 2018 and are required to be declared in compliance with the Turkish Tax Regime.
●	For “fund” shares purchased after January 1, 2006:
1.	If the “fund” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.
2.	If the “fund” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.
3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

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

II. United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

●	you are the beneficial owner of our shares or ADSs;
●	you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

●	you own our shares or ADSs as capital assets (which generally means for investment purposes);
●	you own directly, indirectly or by attribution less than 10% (by vote or value) of our outstanding share capital or voting stock;
●	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and
●	you are not also a resident of Turkey for Turkish tax purposes.

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2021. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, it is possible that we could be classified as a PFIC in the future due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

10.I Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Yuan, Ukrainian Hryvnia, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Yuan, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 37 (Financial Instruments) to our Consolidated Financial Statements in this annual report on Form 20-F.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Yuan while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. Foreign exchange losses from BeST and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 36,778.1, which represents the majority of total indebtedness as of December 31, 2021.

To manage and hedge our foreign exchange risk more effectively, we have used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 37 (Financial Instruments) to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional details.

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

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars, Chinese Yuan, Turkish Lira and Ukrainian Hryvnia denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we utilize interest rate derivative structures considering the market levels. Turkcell started actively hedging its long term foreign exchange liabilities in 2016.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2021							December 31, 2020
	Effective	Total						Effective	Total
	interest	carrying				2025	Fair	interest	carrying				2024	Fair
	rate	amount	2022	2023	2024	thereafter	Value	rate	amount	2021	2022	2023	thereafter	Value
Variable rate instruments Unsecured bank loans
USD floating rate loans	3.1%	3,999	985.9	847.6	718.3	1,447.4	3,999	3.2%	2,644.0	546.9	519.4	445.2	1,132.5	2,644.0
EUR floating rate loans	2.3%	9,188	1,570.1	1,516.3	1,672.0	4,430.1	9,188	2.2%	5,660.7	975.7	1,335.5	855.1	2,494.4	5,660.7

For contractual cash flows and nominal interest of bank loans, see Note 30 and Note 37 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of 2021 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR yet it is expected to remain in force for another period of 5 years. In January 2022, we have approached financial institutions to replace LIBOR and/or EURIBOR with a new reference rate and discussions are still ongoing. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continuous contact with.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2021, with all other variables held constant, our profit before income tax decreases by TRY 103.8 million.

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

On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of American Depositary Receipts, which transferred our ADR program from JPMorgan Chase Bank (“JPMorgan”) to Citibank. On July 1, 2016 the term was extended by another 5 years, until July 6, 2021. On July 1, 2021 the term was further extended by another 5 years, until July 6, 2026.

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

I.  Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain expenses related to our ADR program and other expenses. In 2021, the Depositary, as part of its agreement, reimbursed Turkcell $4,054,272 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Amount
Reimbursed
Category of Expenses	in 2021
Investor Relations(1)	$4,054,272
(1)	This type of expenses mainly includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.  Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $40,749. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2021.

Amount Waived
or Paid by
Citibank for
the period
January 1, 2021
through
Category of Expenses	December 31, 2021
Third‑party expenses paid directly	$35,889
Fees waived	$4,861

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2021. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2021 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“PwC Turkey”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)  Attestation Report of the Independent Audit Company. PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S., the independent public accounting firm that audited the Consolidated Financial Statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2021. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d)  Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C  Principal Accountant Fees and Services

PwC Turkey served as our independent registered public accountant for financial years ended December 31, 2021, 2020, 2019, and 2018. Our audited financial statements for the three year period ended December 31, 2021 appear in this annual report on Form 20-F. At our general meeting of shareholders which occurred on, March 29, 2018, September 12, 2019, October 21, 2020 and April 15, 2021, PwC Turkey was appointed as our independent auditors for our 2018, 2019, 2020 and 2021 fiscal years respectively. Our Company’s Board of Director has decided to appoint PwC as the Company’s independent auditor for the year 2022, which will be proposed for approval at the next General Assembly Meeting of the Company.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2021, 2020 and 2019.

	2021	2020	2019

	(Million TRY)
Audit Fees(1)	10.0	7.3	5.7
Audit‑Related Fees	0.1	—	0.5
Total	10.1	7.3	6.2
(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

a.  Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2021 and it has not adopted blanket pre-approval policies and procedures.

16.D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose is to protect Turkcell investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY 150 million, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs. On January 30, 2017, the Company’s Board of Directors increased the above-mentioned fund amount to TRY 300 million in order to be utilized for share buy-backs, including ADRs being traded on the NYSE. On March 24, 2020 our Company’s Board of Directors increased the fund amount to TRY 450 million to protect our investors against market volatility originating mainly from the COVID-19 pandemic. On March 31, 2022 the Company’s Board of Directors increased buy-back limit to TRY 750 million for similar purposes.

Between August 24, 2016 and December 30, 2016, our Company bought back 6,815,563 shares in total in a price range of TRY 8.92 and TRY 9.99 and our ratio of shares in the company capital reached 0.310%. In 2017, there were no buy-backs and we did not utilize this fund. In 2018, share buy-backs amounted to 8,434,204 shares in a price range of TRY 10.01 and TRY 12.33, and our ratio of shares in company capital reached 0.693%. On December 31, 2018, our Company bought back 827,750 shares in a price range of TRY 11.89 and TRY 12.24, which are included in our 2019 financials as per IFRS standards, thereby bringing the total ratio of shares in company capital to 0.731%. In 2019, there were no buy-backs. In 2020, share buy-backs amounted to 816,290 shares in a price range of TRY 12.09 and TRY 12.35, and our ratio of shares in company capital reached 0.768%. Considering no share buy-backs in 2021, as of April 1, 2022, our Company has 16,893,807 shares in total, bringing the total ratio of shares in company to 0.768% level.

There were no Eurobond buy-back transaction in 2021. On March 7, 2022 our Company purchased Eurobonds (XS1803215869 and XS1298711729) with a total nominal value of USD 5.4 million. Between March 8, 2022 and March 11, 2022, our Company purchased Eurobonds (XS1298711729) with a total nominal value of USD 11.0 million.

16.F  Change in Registrant’s Certifying Accountant

Not applicable.

16.G  Corporate Governance

I.  Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012, and the new law and regulations and Communiqué of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report”, which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communiqué on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

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

In a further Communiqué dated April 6, 2013, the CMB amended the corporate governance principles. The following rules have been added to the Communiqué:

●	If some or all of the Board members’ terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days. If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. Those members’ terms of office will last until new appointments are made in accordance with the legislation. The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade Registry.

●	If there are enough Board members to achieve such compliance, but there is not a positive result (at the Board or the general assembly meeting), then the CMB allows companies 30 days to take the necessary action. If the necessary action to ensure compliance cannot be realized within the given period, the CMB will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. The new Board will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade Registry.

The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 kept the above-mentioned second rule and removed the first one.

The following summarizes new mandatory CMB requirements that would apply to our Company.

The main mandatory rules relating to board membership and board structure include:

●	The number of independent members on the Board shall not be less than one third of the total number of the members of the Board of Directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re-elected.
●	Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/ disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval. Before the general assembly meeting held on October, 21 2020, because of the relations between our then controlling shareholders, our nomination process was handled directly by the CMB.

According to article 6/2 of the Corporate Governance Communiqué numbered II-17.1, the following exceptions may be granted upon approval by the CMB of companies whose main field of activity are performed under a license or a concession granted by public authorities or institutions either for a temporary or permanent term in order to render a public service or a defined category of publicly traded companies in which public authorities or institutions have privileged shares: i) the above mentioned mandatory rule regarding the election of the independent board members shall not be applied; ii) two of the independency criteria to determine the independency of board members shall not apply. These criteria are (i) to not be a full time employee of public authorities and institutions after being elected, and (ii) to not have been a member of a board of directors for more than a term of six years in the last ten years.

●	The CMB has updated its independence criteria for independent board members.
●	The following Board committees shall be established by listed companies:
●	Audit Committee (already existing at Turkcell Board level);
●	Corporate Governance Committee (already existing at Turkcell Board level);
●	Candidate Nomination Committee (already existing at Turkcell Board level);
●	Early Detection of Risks Committee (already existing at Turkcell Board level); and
●	Remuneration Committee (already existing at Turkcell Board level).

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

Mandatory rules relating to enhanced shareholder information:

●	General Assembly call content has been enhanced.
●	A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary General Assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.
●	There are mandatory rules relating to material transactions and related party transactions/guarantees to third parties.

Internal Corporate Governance Mechanisms Revamped:

On January 28, 2016, our board has adopted new charters for the audit, corporate governance, candidate nomination, compensation and early detection of risks committees, along with Turkcell Group Anti-Bribery and Anti-Corruption Policy which is actually monitored by Corporate Governance & Capital Markets Compliance Directorate, which as of the filing date operates autonomously and has direct access to the Board of Directors. The same day, our board also adopted Turkcell’s Internal Directive on the Operations of the Board of Directors.

In October 2020, the CMB amended the Corporate Governance Communiqué to ensure that public companies take concrete steps to ensure sustainability. Although adherence to such sustainability principles is voluntary, listed companies are required to disclose whether they comply with the sustainability principles in their yearly activity reports starting in 2020. If not, a detailed explanation including the effects of such non-compliance on environmental and social risk management is required. Notably, with regard to environmental principles, companies shall, inter alia, disclose their short and long-term goals in order to reduce their environmental impact, and disclose the total number of actions and projects and investments made in order to reduce their environmental impact and the environmental benefits and cost reductions these bring. With regard to social principles, companies will be expected to make a concrete effort to be included in the Borsa Istanbul Sustainability Index and other international sustainability indexes, and take all of the stakeholders’ interests into account while acting for sustainability issues and disclose their social responsibility activities. Finally, the amendment states that companies will take sustainability and the environmental impact of their activities into account while setting their governance strategies, and consider the stakeholders’ opinions when setting their sustainability strategies.

Turkcell has established Sustainability Committee and the Integrated Value Creation Committee in 2020. The Turkcell Sustainability Committee reports to the Board of Directors through the Integrated Value Creation Committee on all activities and outputs carried out within the scope of determining and effectively implementing short and long-term action plans in line with environmental, social and governance (ESG) policies, determining material sustainability issues, risks and opportunities. These committees evaluated Turkcell’s ESG policies, and prepared Turkcell Human Rights Policy and Turkcell Environmental Policy, which were approved by Board of Directors on January 29, 2021. While developing globally competitive technologies, Turkcell attaches great importance to these technologies being people and environment oriented. To create a work environment worthy of human dignity and value, Turkcell implements Human Rights Policy. To maintain long-term environmental sustainability with the awareness of environmental impact across the value chain Turkcell implements Environmental Policy. Conveying its business model to its stakeholders with a sustainability perspective, Turkcell filed an Integrated Annual Report for 2020 and 2021, prepared in accordance with Turkish Commercial Code and Capital Markets Board’s “Communiqué on Principles Regarding Financial Reporting in the Capital Markets” No. II.14.1 and with the guidance of the International Integrated Reporting (IR) Framework of the International Integrated Reporting Council (IIRC). Going forward, Turkcell aims to present its economic, social, environmental, and corporate governance approach, strategy, business model, value creation process, performance, and sustainable business focus together on an annual basis reflecting the principles of transparency and accuracy.

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

See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Members”.
Mr. Nail Olpak, Mr. Afif Demirkiran and Mr. Huseyin Arslan have been appointed at the Annual General Meeting held on April 15, 2021 as independent board members.
The non-management directors of each company must meet at regularly scheduled executive sessions without management.

Turkish law does not make any distinction between management and non-management directors. However, there is a distinction between executive/non-executive board members. Our board members are all non-executive members. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

On December 19, 2012, in conformity with the CMB’s Communiqué then in force, our Board decided to establish a Remuneration Committee to operate under our Board of Directors. The Board also adopted the Remuneration Committee’s Charter which was renewed by the Board on January 28, 2016. The Board approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

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

16.H  Mine Safety Disclosure

Not applicable.

16.I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements as of December 31, 2021 and 2020 are filed as part of this annual report, on pages F-1 through F-106.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
8.1	Subsidiaries of Turkcell.
12.1	Certification of Murat Erkan, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Osman Yilmaz, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 14, 2022	By:	/s/ MURAT ERKAN Murat Erkan Chief Executive Officer
Date: April 14, 2022	By:	/s/ OSMAN YILMAZ Osman Yilmaz Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell Iletisim Hizmetleri A.S.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and the cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Subsequent event

We draw attention to the Note 44 to the consolidated financial statements which describes the effects of Russia-Ukraine war on the Company.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Valuation of derivative instruments

As described in Notes 2(i) and 36 to the consolidated financial statements, the Company uses participating cross currency swap contracts to hedge its currency risk and interest risk. Management makes significant judgment to value derivative instruments and uses prices in the bid- ask price range that are considered the most appropriate are used instead of mid prices in valuation model. For the year ended December 31, 2021, as a result of valuation of participating cross currency swaps fair value change, derivative assets of TRY 1,049,129 thousand have been recognized in the consolidated financial statements.

The principal consideration for our determination that performing procedures relating to management’s valuation of the derivative instruments is a critical audit matter is there was significant judgment and assumptions by management to determine the fair value of these instruments due to the use of an internally developed model, which included significant judgment and assumptions related to the bid-ask price range. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to participating cross currency swaps’ valuation, testing the completeness and accuracy of data provided by management and evaluating management’s judgments related to the bid-ask price range. Professionals with specialized skills and knowledge were also used to assist in the valuation of Company’s participating cross currency swaps.

Recognition and recoverability of deferred tax assets on tax losses

As described in Note 10 to the consolidated financial statements, the Company had recognised deferred tax assets on its tax losses based on their estimated recoverability and management judgement that it is probable that there will be sufficient taxable profits to utilise the assets in the future. For the year ended December 31, 2021, the Company recognized deferred tax asset of TRY 1,142,901 thousand in relation to tax losses in its operations in Ukraine, as management concluded it is probable that the Ukrainian entity, lifecell LLC will continue to generate taxable income in the future against which they can utilise these assets. based on prospective financial information. Management’s prospective financial information for the lifecell LLC included significant judgments and assumptions relating to revenue growth rates, interest rates, profitability measures and capital expenditures.

The principal considerations for our determination that performing procedures relating to recognition and recoverability of deferred tax assets on tax losses is a critical audit matter are (i) the significant judgment by management when determining the recoverability of these assets, including a high degree of estimation uncertainty in relation to the assumptions made including revenue growth rates, interest rates, profitability measures and capital expenditures; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of deferred tax assets on tax losses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition of deferred tax assets; evaluating the reasonableness of the prospective financial information and data used which includes significant judgments and assumptions relating to revenue growth rates, interest rates, profitability measures and capital expenditures. These procedures also included, among others, testing the information used in the evaluation of recoverability of deferred tax assets, including prospective business plan.

PwC Bagimsiz Denetim ve
Serbest Muhasebeci Mali Musavirlik A.S.

Caglar Surucu, SMMM
Partner

Istanbul, Turkey

14 April 2022

We have served as the Company’s auditor since 2016.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2021	31 December 2020
Assets
Property, plant and equipment	12	18,002,779	13,902,730
Right-of-use assets	16	2,983,648	2,380,174
Intangible assets	13	14,661,779	12,367,784
Investment properties	15	16,588	13,675
Trade receivables	20	256,442	222,451
Receivables from financial services	21	137,559	75,717
Contract assets	22	67,505	128,114
Financial assets at fair value through other comprehensive income		1,376,645	—
Deferred tax assets	19	1,799,612	836,608
Investments in equity accounted investees		678,584	103,926
Other non-current assets	18	1,189,896	883,842
Total non-current assets		41,171,037	30,915,021

Inventories	23	260,535	203,715
Trade receivables	20	4,186,929	3,465,797
Due from related parties		145,095	16,476
Receivables from financial services	21	2,014,626	1,886,381
Contract assets	22	1,180,236	972,052
Derivative financial instruments	36	2,131,070	917,437
Financial assets at amortized cost		4,164	172,363
Financial assets at fair value through other comprehensive income	26	51,166	529,610
Cash and cash equivalents	25	18,628,665	11,860,555
Other current assets	24	909,120	558,986
Total current assets		29,511,606	20,583,372

Total assets		70,682,643	51,498,393

Equity
Share capital	27	2,200,000	2,200,000
Share premium		269	269
Treasury shares	27	(128,057)	(147,914)
Additional paid-in capital		35,026	35,026
Reserves		2,446,661	2,400,000
Remeasurements of employee termination benefit		(225,892)	(94,684)
Retained earnings		18,234,018	16,392,070
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company“)		22,562,025	20,784,767
Non-controlling interests		247	171
Total equity		22,562,272	20,784,938

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2021	31 December 2020
Liabilities
Borrowings	30	27,929,720	16,353,685
Employee benefit obligations	31	614,613	381,923
Provisions	34	615,797	411,931
Deferred tax liabilities	19	928,554	1,337,831
Contract liabilities	33	170,445	164,764
Other non-current liabilities	29	769,896	498,059
Total non-current liabilities		31,029,025	19,148,193

Borrowings	30	8,848,413	5,232,737
Current tax liabilities		241,686	134,175
Trade and other payables	35	6,720,679	4,976,605
Due to related parties		65,156	40,355
Deferred revenue	32	111,136	116,921
Provisions	34	573,662	630,288
Contract liabilities	33	459,289	315,070
Derivative financial instruments	36	71,325	119,111
Total current liabilities		17,091,346	11,565,262

Total liabilities		48,120,371	30,713,455

Total equity and liabilities		70,682,643	51,498,393

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019
Revenue	6	34,906,646	28,272,751	23,996,262
Revenue from financial services	6	1,013,896	830,987	1,140,873
Total revenue		35,920,542	29,103,738	25,137,135

Cost of revenue	11	(24,940,126)	(20,161,096)	(16,816,705)
Cost of revenue from financial services	11	(289,848)	(174,963)	(266,775)
Total cost of revenue		(25,229,974)	(20,336,059)	(17,083,480)

Gross profit		9,966,520	8,111,655	7,179,557
Gross profit from financial services		724,048	656,024	874,098
Total gross profit		10,690,568	8,767,679	8,053,655

Other income	7	249,793	96,585	140,705
Selling and marketing expenses	11	(1,778,483)	(1,372,953)	(1,555,189)
Administrative expenses	11	(919,023)	(749,612)	(779,755)
Net impairment losses on financial and contract assets	11	(271,162)	(349,595)	(338,857)
Other expenses	7	(619,837)	(619,835)	(487,295)
Operating profit		7,351,856	5,772,269	5,033,264

Finance income	9	3,592,026	2,119,483	297,450
Finance costs	9	(6,492,878)	(3,251,164)	(2,025,118)
Net finance costs		(2,900,852)	(1,131,681)	(1,727,668)

Share of profit/(loss) of equity accounted investees		90,090	(13,775)	(15,712)
Profit before income tax		4,541,094	4,626,813	3,289,884

Income tax expense	10	490,184	(387,193)	(785,630)
Profit from continuing operations		5,031,278	4,239,620	2,504,254
Gain from discontinued operations (attributable to owners of the Company)		—	—	772,436

Profit for the year		5,031,278	4,239,620	3,276,690

Profit for the year is attributable to:
Owners of the Company		5,031,098	4,237,086	3,246,487
Non-controlling interests		180	2,534	30,203
Total		5,031,278	4,239,620	3,276,690

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	28	2.30	1.94	1.49
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	28	2.30	1.94	1.14
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	28	—	—	0.35

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019
Profit for the year		5,031,278	4,239,620	3,276,690

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	31	(163,588)	(37,230)	(36,385)
Income tax relating to remeasurements of employee termination benefits		32,276	6,085	8,005
		(131,312)	(31,145)	(28,380)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,410,295	29,352	431,810
Exchange differences arising from discontinued operations		—	—	104,986
Fair value reserve		(65,494)	(1,970)	4,451
Cash flow hedges - effective portion of changes in fair value		1,909,730	1,523,123	221,488
Cash flow hedges - reclassified to profit or loss	36	(1,712,519)	(1,513,209)	(439,365)
Cost of hedging reserve - changes in fair value		(1,266,102)	(589,856)	97,373
Cost of hedging reserve - reclassified to profit or loss		81,028	102,212	(21,768)
Loss on hedges of net investments in foreign operations		(1,558,374)	(368,959)	(55,389)
Income tax relating to these items	10	(355,266)	167,028	(56,728)
-Income tax relating to exchange differences		(861,143)	7,729	(99,234)
-Income tax relating to fair value reserve		13,099	483	(979)
-Income tax relating to cash flow hedges	36	(55,912)	(5,957)	47,933
-Income tax relating to cost of hedging reserve		237,015	92,089	(16,634)
-Income tax relating to hedges of net investments		311,675	72,684	12,186
		(556,702)	(652,279)	286,858
Other comprehensive income/(loss) for the year, net of income tax		(688,014)	(683,424)	258,478
Total comprehensive income for the year		4,343,264	3,556,196	3,535,168

Total comprehensive income for the year is attributable to:
Owners of the Company		4,343,188	3,553,662	3,505,496
Non-controlling interests		76	2,534	29,672
Total		4,343,264	3,556,196	3,535,168

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		4,343,188	3,553,662	2,628,074
Discontinued operations		—	—	877,422
Total		4,343,188	3,553,662	3,505,496

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

							Hedges of
							net			Reserve for non-
						Fair	investments		Cost of	controlling	Remeasurements	Foreign
			Additional		Legal	value	in foreign		hedging	interest put	of employee	currency			Non-
	Share	Treasury	paid-in	Share	Reserve	Reserve	operations	Hedging reserve	reserve	option	termination	translation	Retained		controlling	Total
	capital	shares	capital	premium	(*)	(*)	(*)	(*)	(*)	(*)	benefit	reserve (*)	earnings	Total	interests	equity

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478
Total comprehensive income	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168
Transfer to legal reserves	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Dividends paid (Note 27)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 17)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)
Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	4,237,086	4,237,086	2,534	4,239,620
Other comprehensive income, net of income tax	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	—	(683,424)	—	(683,424)
Total comprehensive income/(loss)	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	4,237,086	3,553,662	2,534	3,556,196
Transfer to legal reserve	—	—	—	—	235,920	—	—	—	—	—	—	—	(235,920)	—	—	—
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Dividends paid (Note 27)	—	6,232	—	—	—	—	—	—	—	—	—	—	(811,622)	(805,390)	(32,856)	(838,246)
Disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,962)	(5,962)
Balance at 31 December 2020	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938

Balance at 1 January 2021	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	5,031,098	5,031,098	180	5,031,278
Other comprehensive income, net of income tax	—	—	—	—	—	(52,395)	(1,246,699)	141,299	(948,059)	—	(131,208)	1,549,152	—	(687,910)	(104)	(688,014)
Total comprehensive income/(loss)	—	—	—	—	—	(52,395)	(1,246,699)	141,299	(948,059)	—	(131,208)	1,549,152	5,031,098	4,343,188	76	4,343,264
Transfer to legal reserve	—	—	—	—	603,363	—	—	—	—	—	—	—	(603,363)	—	—	—
Dividends paid (Note 27)	—	19,857	—	—	—	—	—	—	—	—	—	—	(2,585,787)	(2,565,930)	—	(2,565,930)
Balance at 31 December 2021	2,200,000	(128,057)	35,026	269	3,612,388	(50,410)	(1,586,177)	(9,746)	(1,555,773)	—	(225,892)	2,036,379	18,234,018	22,562,025	247	22,562,272
(*)	Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2021	2020	2019
Cash flows from operating activities:
Profit for the year from
Continuing operations		5,031,278	4,239,620	2,504,254
Discontinued operations		—	—	772,436
Profit for the year including discontinued operations		5,031,278	4,239,620	3,276,690

Adjustments for:
Depreciation of property, plant and equipment and investment properties	12-15	2,925,508	2,422,078	2,181,823
Amortization of intangible assets and right of use assets	13-16	4,326,567	3,530,056	2,844,195
Impairment on property, plant and equipment and intangible asset		39,838	22,645	20,547
Net finance expense		739,943	901,530	1,442,773
Fair value adjustments to derivatives		(2,401,053)	(2,016,859)	(570,204)
Income tax expense	10	(490,184)	387,193	785,630
Gain on sale of property, plant and equipment		(109,489)	(23,950)	(47,169)
Unrealized foreign exchange losses on operating assets		13,281,421	4,384,197	1,832,636
Provisions		1,247,427	1,230,295	920,924
Share of (profit)/loss of associates and joint ventures		(90,090)	13,775	15,712
Loss on sale of subsidiary		—	1,387	—
Adjustments to earnings due to disposal of assets held for sale		—	—	(772,436)
Non-cash other adjustments		(23,281)	(13,840)	(15,557)
		24,477,885	15,078,127	11,915,564
Change in operating assets/liabilities
Change in trade receivables	20	(869,718)	(618,545)	(881,333)
Change in due from related parties	40	(128,659)	(11,208)	10,025
Change in receivables from financial services	21	(200,765)	429,950	1,651,180
Change in inventories	23	(56,820)	(25,316)	2,035
Change in other current assets	24	(74,817)	547,475	(299,790)
Change in other non-current assets	18	(11,863)	(71,752)	(38,112)
Change in due to related parties	40	21,331	27,484	(33,135)
Change in trade and other payables	35	422,441	614,418	92,427
Change in other non-current liabilities	29	(30,658)	739	(8,122)
Change in employee benefit obligations	31	(51,138)	(20,850)	(36,231)
Change in short term contract asset	22	(209,182)	(38,636)	(223,146)
Change in long term contract asset	22	60,609	(117,823)	(6,778)
Change in deferred revenue		(22,127)	82,254	45,402
Change in short term contract liability	33	5,681	24,662	34,652
Change in long term contract liability	33	144,219	22,874	10,292
Changes in other working capital		(943,259)	(543,289)	(506,303)
Cash generated from operations		22,533,160	15,380,564	11,728,627

Interest paid		(1,822,815)	(1,653,675)	(2,090,718)
Income tax paid		(763,103)	(634,094)	(611,354)
Net cash inflow from operating activities		19,947,242	13,092,795	9,026,555

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(5,568,300)	(3,904,443)	(3,195,069)
Acquisition of intangible assets	13	(4,014,234)	(3,375,915)	(2,821,111)
Proceeds from sale of property, plant and equipment		190,153	99,843	81,192
Payment for acquisition of subsidiary, net of cash acquired	3	(86,703)	—	—
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		(294,191)	(501,339)	156,936
Contribution of increase of share capital in joint ventures/associates		(484,568)	(76,000)	(38,000)
Proceeds from sale of subsidiary		—	1,229	2,219,644
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		693,322	976,576	84,655
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(1,035,421)	(972,188)	(369,591)
Cash inflows/(outflows) from financial assets at amortized cost		238,395	(23,298)	—
Interest received		1,223,866	994,899	854,018
Net cash outflow from investing activities		(9,137,681)	(6,780,636)	(3,027,326)

Cash flows from financing activities:
Dividends received for treasury share		19,857	6,232	7,380
Proceeds from derivative instruments		1,403,609	2,085,585	1,924,363
Repayments of derivative instruments		(1,718,061)	(866,650)	(1,101,876)
Proceeds from issues of loans and borrowings		13,033,337	22,983,201	29,060,490
Proceeds from issues of bonds		192,157	494,987	311,649
Repayments of borrowings		(12,496,149)	(26,354,532)	(31,297,901)
Repayments of bonds		(142,157)	(455,878)	(225,794)
Dividends paid to shareholders		(2,585,787)	(811,622)	(1,010,000)
Dividends paid to non-controlling interest in subsidiaries		—	(32,856)	(125,027)
Acquisition of treasury shares		—	(9,994)	(9,998)
Payments of lease liabilities		(1,649,046)	(1,302,335)	(1,215,320)
Other cash (outflows)/inflows from financing activities		—	(3,951)	204,077
Net cash outflow from financing activities		(3,942,240)	(4,267,813)	(3,477,957)

Net increase in cash and cash equivalents		6,867,321	2,044,346	2,521,272

Cash and cash equivalents at 1 January		11,860,555	10,238,715	7,419,239

Effects of exchange rate changes on cash and cash equivalents		(107,995)	(422,506)	298,204

Cash and cash equivalents at 31 December	25	18,619,881	11,860,555	10,238,715

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.    Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

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

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as “4.5G license” tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2021, the capital shares and voting rights of TVF Bilgi Teknolojileri İletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 27).

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), and TVF respectively as of 31 December 2021. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.    Reporting entity (continued)

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

(i)	A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of
a.	five members of the board of directors of the Company, and
b.	the chairman of the presiding committee of the general assembly of shareholders;
(ii)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);
(iii)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;
(iv)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and
(v)	So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2021.

The consolidated financial statements of the Company as at and for the year ended 31 December 2021 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 41. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2021.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate and a joint venture.

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

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2020 were authorized for issue by the Board of Directors on 19 February 2021.

The consolidated financial statements as at and for the year ended 31 December 2021 were authorized for issue by the Board of Directors on 17 February 2022 and updated to reflect subsequent events after the original date of authorization for inclusion in its annual report on Form 20-F.

(b)  Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Consideration payable in relation to the acquisition of BeST,
-	Financial asset at fair value through other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

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

Foreign exchange gains and losses are recognized in profit or loss, except:

●	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

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

(ii)  Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
●	Equity for each balance sheet presented is translated at historic cost at the date of transaction,
●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and
●	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

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

As at and for the year ended 31 December 2021

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

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

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

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the factors below:

-	The Company is not the primary obligor for the sale of handset,
-	The Company does not have control over the sale prices of handsets,
-	The Company has no inventory risk.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

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

2.    Basis of preparation and summary of significant accounting policies (continued)

(d)  Use of estimates and judgments (continued)

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

●	The good or service is capable of being distinct,
●	The promise to transfer the good or service is distinct within the context of the contract.

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

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 39, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and disclosed (unless information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases) or accounted for in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(d)  Use of estimates and judgments (continued)

Annual impairment review

The Group’s non-current are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

Fair value measurements and valuation process

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 37.

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

(g)  Comparative information and revision of prior period financial statements

The Group divided its reporting segment into two groups according to its previous assessment. Relevant groups had been established within the framework of an integrated communication and technology service delivery strategy and in a way to ensure economic integrity. Considering current developments, the Management has made an evaluation regarding the updating of the reportable segments according to the strategies of the Company, and has planned to add the Techfin reportable segment. Turkcell Finansman A.S. (“Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Paycell LLC (“Paycell”) and Turkcell Sigorta Aracilik Hizmetleri A.S (“Turkcell Sigorta”) will be included in Techfin reportable segment. The operating results of the mentioned companies were disclosed in the Other reportable segment within the scope of the previous reporting framework. In addition to the mentioned changes, Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), which are reported under Turkcell Turkey reportable segment is separated as digital business services and other Turkcell Satis operations: integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will be continued to be reported under Turkcell Turkey reportable segment as digital business services, while other Turkcell Satis operations which include retail channel operations, smart devices management and consumer electronics sales through digital channels will be reported in the Other reportable segment.

The Group has made the above-mentioned classifications in the notes (Note 5 and Note 6) to the consolidated financial statements as of 31 December 2020. These classifications have no impact on operating profit, profit for the year and cash flow statement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(h)  Principles of consolidation and equity accounting

(i)   Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

●	The fair value of the assets transferred,
●	Liabilities incurred to the former owners of the acquired business,
●	Equity interests issued by the Group,
●	The fair value of any asset or liability resulting from a contingent consideration arrangement, and
●	The fair value of any pre-existing equity interest in the subsidiary.

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

As at and for the year ended 31 December 2021

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

Non-controlling interest has not been attributed to Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

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

As at and for the year ended 31 December 2021

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(h)  Principles of consolidation and equity accounting (continued)

(vi)  Investments in associates and joint ventures (continued)

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

(i)   Financial instruments

Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

-	Those to be measured subsequently at fair value (either through OCI or through profit or loss) and
-	Those to be measured at amortized cost.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

Measurement (continued)

(i)    Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

-	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.
-	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.
-	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

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

Loss allowances are measured on either of the following bases.

●	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

Measurement (continued)

Loss allowances are measured on either of the following bases. (Continued)

The Group applies simplified lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach). Financial instruments subject to ECL measurement mainly consist of trade receivables.

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 37 for a description of the Group’s impairment policies.

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

(a)A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control of the Group
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

Related parties (continued)

(b)An entity is related to the Group if any of the following conditions applies:

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
(viii)The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

Borrowings

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.   Basis of preparation and summary of significant accounting policies (continued)

(i)  Financial instruments (continued)

Derivatives and hedging activities

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognised in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkey (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)   Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortised using a recalculated effective interest rate.

(ii)   Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.   Basis of preparation and summary of significant accounting policies (continued)

(i)  Financial instruments (continued)

Derivatives and hedging activities (continued)

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

-	Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.
-	The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

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

-	If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.
-	When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

Derivatives and hedging activities (continued)

(iii)  Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 36)

On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement (Note 17).

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

As at and for the year ended 31 December 2021

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

(iii)  Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

The estimated useful lives are as follows:

Mobile network infrastructure	4 - 20	years
Fixed network infrastructure	3 - 25	years
Call center equipment	4 - 8	years
Buildings	21 - 25	years
Equipment, fixtures and fittings	2 - 10	years
Motor vehicles	4 - 6	years
Electricity power plant	20	years
Leasehold improvements	3 - 5	years

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

As at and for the year ended 31 December 2021

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

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software such that it will be available for use,
●	Management intends to complete the software and use or sell it,
●	There is an ability to use or sell the software,
●	It can be demonstrated how the software will generate probable future economic benefits,
●	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
●	The expenditure attributable to the software during its development can be reliably measured.

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

As at and for the year ended 31 December 2021

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Indefeasible right of use	15	years
Transmission line software	5 - 10	years
Brand name	9 - 10	years
Customer base	2 - 15	years
Subscriber acquisition cost	2 - 6	years
Electricity production license	20	years

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

As at and for the year ended 31 December 2021

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

(m)  Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2021 and 2020, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

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

As at and for the year ended 31 December 2021

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

(ii)  Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated based on 30 days’ pay up to a of maximum full TL 8.2 as at 31 December 2021 (31 December 2020: TL 7.1), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2021 is 2.9% (31 December 2020: 3.0%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

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

As at and for the year ended 31 December 2021

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

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

●	The good or service is capable of being distinct,
●	The promise to transfer the good or service is distinct within the context of the contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(q)   Revenue (continued)

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling price. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary.

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

The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions when the Group does not act as principal for the sale of handset.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(q)   Revenue (continued)

Indicators that an entity is a principal:

●	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
●	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
●	The entity has discretion in establishing the price for the specified good or service.

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 31 December 2021 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2021, the Company has recognized TL 252,049 (31 December 2020: TL 223,965) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in the consolidated financial statements.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(r)    Income taxes (continued)

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

As at and for the year ended 31 December 2021

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

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants, and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

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

As at and for the year ended 31 December 2021

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

(y)  Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;
-	The Group has the right to operate the asset or,
-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(y)   Leases (continued)

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	Amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group and
-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 31).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date,
-	Amounts expected to be payable under a residual value guarantee and
-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(y)  Leases (continued)

Lease Liability (continued)

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

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets and
-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

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

(z)   New standards and interpretations

i)   Standards, amendments and interpretations applicable as at 31 December 2021

-	Amendments to IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2; effective from annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform. The Group has chosen early implementation of interest rate benchmark reform-Phase 2, and the alternative benchmark will be used from beginning on 1 January 2022.
-	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2023. These amendments defer the date of application of IFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial instrument until 1 January 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(z)   New standards and interpretations (continued)

i)  Standards, amendments and interpretations applicable as at 31 December 2021 (continued)

-	Amendment to IFRS 16, ‘Leases’ - Covid-19 related rent concessions Extension of the Practical expedient; as of March 2021, this amendment extended till June 2022 and effective from 1 April 2021. As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

ii)   Standards, amendments and interpretations that are issued but not effective as at 31 December 2021

-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
-	Amendments to IAS 1, Presentation of financial statements’ on classification of liabilities; effective date deferred until accounting periods starting not earlier than 1 January 2024. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.
-	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.

Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(z)   New standards and interpretations (continued)

ii)  Standards, amendments and interpretations that are issued but not effective as at 31 December 2021 (continued)

-	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
-	Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

The Group does not expect material impact of new standards and interpretations on the Group’s accounting policies.

3.    Business combinations

The Company’s 100% owned subsidiary Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. (“Turkcell Enerji”) has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. (“Boyut Enerji”) on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. After adjusting for the net debt of Boyut Enerji, the Group made a payment of USD 10,972. USD 500 of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	95,534
- Cash consideration amount	92,259
- Contingent and deferred consideration amount (Note 29)	3,275
Net assets acquired	(87,123)
Goodwill (Note 13)	8,411

The provisional fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	5,556
Other current assets	5,737
Property, plant and equipment (Note 12)	103,933
Intangible assets (Note 13)	182,881
Other non-current assets	166
Borrowings	(151,892)
Trade and other payables	(7,879)
Due to related parties	(2,510)
Provisions	(37)
Employee benefit obligations	(77)
Deferred tax liabilities	(48,755)
Fair value of total identifiable net assets (100%)	87,123

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.    Business combinations (continued)

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	92,259
Cash and cash equivalents - acquired	(5,556)
Cash outflow due to acquisition (net)	86,703

4.    Financial risk management

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

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 37).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary, in return for the credit support it gives related to certain financings (Note 20).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets.

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

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2021, guarantees of TL 3,914,303 were outstanding (31 December 2020: TL 2,171,281).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 3,045,179 (31 December 2020: TL 975,753) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.    Financial risk management (continued)

Liquidity risk (continued)

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 37) and cash and cash equivalents (Note 25) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

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

(i)   Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 37.

(ii)   Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 37) and are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

The reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There are ongoing studies for these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 305,360 floating-rate debt. The Group has hedged this debt with participating cross currency, cross currency and interest swaps, and it has designated at participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6-month USD LIBOR that is the current benchmark interest rate after the publication of Phase-2 in August 2020. The nominal amount of these derivative instruments is USD 290,997 and the nominal amount of the hedged part of these instruments is USD 183,425.

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.    Financial risk management (continued)

Effect of IBOR reform – significant assumptions

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

-	The floating-rate debt will move to an alternative benchmark rate during 2022, and the spread will be similar to the spread included in the participating cross currency swap used as the hedging instrument;
-	No other changes to the terms of the floating-rate debt are anticipated; and
-	The Group has incorporated the uncertainty over when the floating-rate debt will move to an alternative benchmark rate, the resulting adjustment to the spread, and the other aspects of the reform that have not yet been finalized by adding an additional spread to the discount rate used in the calculation.

5.    Segment information

In accordance with its integrated communication and technology services strategy , Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), Turkcell Satis’s digital business services (Note 2) and Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”).

Turkcell International reportable segment includes the operations of Lifecell LLC (“lifecell”), CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell and Turkcell Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.    Segment information (continued)

Other reportable segment mainly comprises, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’s other operations.

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

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total segment revenue	27,223,543	22,822,872	3,750,081	2,542,410	1,075,742	845,189	4,930,019	3,603,236	(1,058,843)	(709,969)	35,920,542	29,103,738
Inter-segment revenue	(175,173)	(135,542)	(99,353)	(87,955)	(61,846)	(14,202)	(722,471)	(472,270)	1,058,843	709,969	—	—
Revenues from external customers	27,048,370	22,687,330	3,650,728	2,454,455	1,013,896	830,987	4,207,548	3,130,966	—	—	35,920,542	29,103,738
Adjusted EBITDA	12,167,845	10,283,439	1,828,333	1,169,488	638,946	507,164	401,086	338,188	(22,397)	(27,981)	15,013,813	12,270,298
IFRS 9 impairment loss provision	(251,870)	(295,978)	(7,785)	(2,845)	(10,436)	(50,356)	(1,071)	(416)	—	—	(271,162)	(349,595)

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Total segment revenue	22,822,872	19,954,368	2,542,410	2,002,789	845,189	1,144,023	3,603,236	2,661,444	(709,969)	(625,489)	29,103,738	25,137,135
Inter-segment revenue	(135,542)	(134,016)	(87,955)	(94,703)	(14,202)	(840)	(472,270)	(395,930)	709,969	625,489	—	—
Revenues from external customers	22,687,330	19,820,352	2,454,455	1,908,086	830,987	1,143,183	3,130,966	2,265,514	—	—	29,103,738	25,137,135
Adjusted EBITDA	10,283,439	8,626,020	1,169,488	903,896	507,164	660,962	338,188	267,656	(27,981)	(32,115)	12,270,298	10,426,419
IFRS 9 impairment loss provision	(295,978)	(223,879)	(2,845)	(5,109)	(50,356)	(363)	(416)	(109,506)	—	—	(349,595)	(338,857)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.    Segment information (continued)

	2021	2020	2019
Profit for the period	5,031,278	4,239,620	3,276,690
Add/(Less):

(Profit)/loss from discontinued operations	—	—	(772,436)

Profit from continuing operations	5,031,278	4,239,620	2,504,254
Income tax expense	(490,184)	387,193	785,630
Finance income	(3,592,026)	(2,119,483)	(297,450)
Finance costs	6,492,878	3,251,164	2,025,118
Other income	(249,793)	(96,585)	(140,705)
Other expenses	619,837	619,835	487,295
Depreciation and amortization	7,291,913	5,974,779	5,046,565
Share of profit/(loss) of equity accounted investees	(90,090)	13,775	15,712
Consolidated adjusted EBITDA	15,013,813	12,270,298	10,426,419

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2021	2020	2019
Revenues
Turkey	32,269,797	26,648,183	23,229,046
Ukraine	2,832,145	1,800,983	1,322,116
Belarus	508,289	395,363	366,314
Turkish Republic of Northern Cyprus	290,498	229,652	209,109
Netherlands	19,813	28,863	8,396
Germany	—	694	2,154
	35,920,542	29,103,738	25,137,135

	31 December	31 December
	2021	2020
Non-current assets
Turkey	31,970,383	26,165,209
Ukraine	6,566,537	3,390,246
Belarus	493,213	264,864
Turkish Republic of Northern Cyprus	268,760	244,710
Unallocated non-current assets	1,872,144	849,992
	41,171,037	30,915,021

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.    Revenue

									Intersegment
	Turkcell Turkey		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	25,791,341	21,676,482	3,479,631	2,299,682	—	—	—	—	(66,525)	(58,659)	29,204,447	23,917,505
Equipment revenues	1,257,639	1,006,576	120,113	122,901	—	—	2,832,180	2,208,169	(49,219)	(20,662)	4,160,713	3,316,984
Revenue from financial services	—	—	—	—	1,075,742	845,189	—	—	(61,846)	(14,202)	1,013,896	830,987
Call center revenues	46,268	34,383	48,060	34,566	—	—	540,553	415,366	(65,313)	(52,344)	569,568	431,971
Other	128,295	105,431	102,277	85,261	—	—	1,557,286	979,701	(815,940)	(564,102)	971,918	606,291
Total	27,223,543	22,822,872	3,750,081	2,542,410	1,075,742	845,189	4,930,019	3,603,236	(1,058,843)	(709,969)	35,920,542	29,103,738

									Intersegment
	Turkcell Turkey		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Telecommunication services	21,676,482	19,157,657	2,299,682	1,780,793	—	—	—	—	(58,659)	(60,147)	23,917,505	20,878,303
Equipment revenues	1,006,576	637,029	122,901	115,905	—	—	2,208,169	1,497,765	(20,662)	(4,659)	3,316,984	2,246,040
Revenue from financial services	—	—	—	—	845,189	1,141,712	—	—	(14,202)	(839)	830,987	1,140,873
Call center revenues	34,383	69,777	34,566	17,008	—	—	415,366	308,126	(52,344)	(82,468)	431,971	312,443
Other	105,431	89,905	85,261	89,083	—	2,311	979,701	855,553	(564,102)	(477,376)	606,291	559,476
Total	22,822,872	19,954,368	2,542,410	2,002,789	845,189	1,144,023	3,603,236	2,661,444	(709,969)	(625,489)	29,103,738	25,137,135

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.    Revenue (continued)

	31 December 2021
	Turkcell	Turkcell			Intersegment
	Turkey	International	Techfin	Other	Eliminations	Consolidated
Telecommunication services	25,791,341	3,479,631	—	—	(66,525)	29,204,447
At a point in time	229,120	26,085	—	—	(1)	255,204
Over time	25,562,221	3,453,546	—	—	(66,524)	28,949,243
Equipment related	1,257,639	120,113	—	2,832,180	(49,219)	4,160,713
At a point in time	1,035,373	120,113	—	2,832,180	(49,219)	3,938,447
Over time	222,266	—	—	—	—	222,266
Revenue from financial services	—	—	1,075,742	—	(61,846)	1,013,896
At a point in time	—	—	441,404	—	(61,846)	379,558
Over time	—	—	634,338	—	—	634,338
Call center	46,268	48,060	—	540,553	(65,313)	569,568
At a point in time	—	—	—	—	—	—
Over time	46,268	48,060	—	540,553	(65,313)	569,568
All other segments	128,295	102,277	—	1,557,286	(815,940)	971,918
At a point in time	6,013	351	—	46,625	(2,953)	50,036
Over time	122,282	101,926	—	1,510,661	(812,987)	921,882
Total	27,223,543	3,750,081	1,075,742	4,930,019	(1,058,843)	35,920,542
At a point in time	1,270,506	146,549	441,404	2,878,805	(114,019)	4,623,245
Over time	25,953,037	3,603,532	634,338	2,051,214	(944,824)	31,297,297

	31 December 2020
	Turkcell	Turkcell			Intersegment
	Turkey	International	Techfin	Other	Eliminations	Consolidated
Telecommunication services	21,676,482	2,299,682	—	—	(58,659)	23,917,505
At a point in time	254,619	14,821	—	—	—	269,440
Over time	21,421,863	2,284,861	—	—	(58,659)	23,648,065
Equipment related	1,006,576	122,901	—	2,208,169	(20,662)	3,316,984
At a point in time	918,344	122,901	—	2,208,169	(20,662)	3,228,752
Over time	88,232	—	—	—	—	88,232
Revenue from financial services	—	—	845,189	—	(14,202)	830,987
At a point in time	—	—	245,223	—	(14,202)	231,021
Over time	—	—	599,966	—	—	599,966
Call center	34,383	34,566	—	415,366	(52,344)	431,971
At a point in time	—	—	—	—	—	—
Over time	34,383	34,566	—	415,366	(52,344)	431,971
All other segments	105,431	85,261	—	979,701	(564,102)	606,291
At a point in time	10	9,132	—	52,958	(4,342)	57,758
Over time	105,421	76,129	—	926,743	(559,760)	548,533
Total	22,822,872	2,542,410	845,189	3,603,236	(709,969)	29,103,738
At a point in time	1,172,973	146,854	245,223	2,261,127	(39,206)	3,786,971
Over time	21,649,899	2,395,556	599,966	1,342,109	(670,763)	25,316,767

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.    Other income and expense

Recognized in the statement of profit or loss:

	2021	2020	2019
Gain on sale of fixed assets	109,489	23,950	47,169
Gain on modification of lease contract	23,281	13,840	1,484
Rent income	11,960	8,839	6,522
Non-interest income from banks	8,654	12,245	2,477
Other	96,409	37,711	83,053
Other income	249,793	96,585	140,705

Litigation expenses	(313,049)	(387,352)	(303,879)
Revaluation tax expense (*)	(156,577)	—	—
Donation expenses	(89,481)	(60,778)	—
Supplementary contributions to retailers	(4,492)	(46,804)	—
Subscriber returns (**)	—	(22,722)	—
Restructuring cost	(5,993)	(13,051)	(91,710)
Other	(50,245)	(89,128)	(91,706)
Other expense	(619,837)	(619,835)	(487,295)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets (Note 10).

(**) It consists of the transfer of the expired portion of the returns that cannot be made to the subscribers due to various reasons despite the performance of all obligations specified in the legislation, to the Evrensel Fund.

8.    Employee benefit expenses

	2021	2020	2019
Wages and salaries (*)	3,435,969	2,820,500	2,434,790
Employee termination benefits (**)	58,412	38,879	31,799
Defined contribution plans	20,004	14,677	12,785
	3,514,385	2,874,056	2,479,374

(*)   Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of employee termination benefits for the years ended 31 December 2021, 2020 and 2019 amounting to TL 163,588, TL 37,230 and TL 36,385 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.    Finance income and costs

Recognized in the statement of profit or loss:

	2021	2020	2019
Cash flow hedges - reclassified to profit or loss	1,631,491	1,410,997	—
Net fair value gains and interest on derivative financial instruments	1,258,961	317,820	—
Interest income	662,514	366,695	288,010
Other	39,060	23,971	9,440
Finance income	3,592,026	2,119,483	297,450

Net foreign exchange losses	(5,538,543)	(2,409,550)	(1,039,618)
Net interest expenses for financial assets and liabilities measured at amortized cost	(918,087)	(811,439)	(874,535)
Net fair value losses and interest on derivative financial instruments	—	—	(550,438)
Cash flow hedges - reclassified to profit or loss	—	—	461,133
Other	(36,248)	(30,175)	(21,660)
Finance costs	(6,492,878)	(3,251,164)	(2,025,118)
Net finance costs	(2,900,852)	(1,131,681)	(1,727,668)

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

Foreign exchange losses from BeST and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

Interest income and expense on financial assets measured at amortized cost are shown as netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 387,708, TL (1,305,795), TL 281,993, TL (1,093,432), and TL 316,932, TL (1,191,467) for the years ended 31 December 2021, 2020 and 2019, respectively.

Foreign exchange gains and losses are shown as netted of on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 9,011,204, TL (14,549,747), TL 2,398,635, TL (4,808,185) and TL 1,110,260, TL (2,149,878) for the years ended 31 December 2021, 2020 and 2019, respectively.

10.    Income tax expense

	2021	2020	2019

Current income tax expense	(681,513)	(724,688)	(570,509)
Deferred income tax credit/(expense)	1,171,697	337,495	(215,121)
Total income tax expense	490,184	(387,193)	(785,630)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.    Income tax expense (continued)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income		Tax (expense)/
2021	Before tax	credit	Net of tax
Foreign currency translation differences	2,410,295	(861,143)	1,549,152
Change in cash flow hedge reserve	197,211	(55,912)	141,299
Change in cost of hedging reserve	(1,185,074)	237,015	(948,059)
Fair value reserve	(65,494)	13,099	(52,395)
Hedges of net investments in foreign operations	(1,558,374)	311,675	(1,246,699)
Remeasurements of employee termination benefits	(163,588)	32,276	(131,312)
	(365,024)	(322,990)	(688,014)

2020
Foreign currency translation differences	29,352	7,729	37,081
Change in cash flow hedge reserve	9,914	(5,957)	3,957
Change in cost of hedging reserve	(487,644)	92,089	(395,555)
Fair value reserve	(1,970)	483	(1,487)
Hedges of net investments in foreign operations	(368,959)	72,684	(296,275)
Remeasurements of employee termination benefits	(37,230)	6,085	(31,145)
	(856,537)	173,113	(683,424)

2019
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)
	307,201	(48,723)	258,478

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.   Income tax expense (continued)

Reconciliation of income tax expense

	2021	2020	2019
Profit from continuing operations before income tax expense	4,541,094	4,626,813	3,289,884
(Loss) from discontinued operations before income tax expense	—	—	772,436
Profit before income tax expense	4,541,094	4,626,813	4,062,320

Tax at the Turkey’s tax rate	(1,135,274)	(1,017,899)	(893,710)
Difference in overseas tax rates	16,711	(3,825)	(12,580)
Effect of exemptions	231,817	130,718	123,878
Revaluation effect of tangible and intangible assets (*)	1,641,145	—	—
Previously unrecognized tax losses used to reduce deferred tax expense (**)	—	665,842	—
Utilization of previously unrecognized tax losses	—	6,746	—
Effect of amounts which are not deductible and permanent differences	(467,266)	(123,738)	(134,538)
Tax exemptions from sale of subsidiary and associate (***)	—	—	169,936
Change in unrecognized deferred tax assets (****)	(17,970)	(47,094)	(41,681)
Adjustments for current tax of prior years	(5,115)	(4,667)	3,880
Effect of increase in corporate tax rate in Turkey	237,709	8,119	—
Tax effect of investment in associate and joint venture	(13,514)	(2,794)	(2,592)
Other	1,941	1,399	1,777
Total income tax expense	490,184	(387,193)	(785,630)

(*) With Article 11 of the Law No. 7326 published in the Official Gazette on 9 June 2021, the opportunity to revalue the properties and depreciable economic assets on the effective date of the law was introduced. The provision of the article can be used until 31 December 2021. These assets will be valued with the Producer Price Index (“PPI”) rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals) at the rate of 2%. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.

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

(***) For the years ended 31 December 2019, includes the Group’s transfer of its total shareholding in Fintur and Azerinteltek, respectively.

(****) Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.  Income tax expense (continued)

Reconciliation of income tax expense (continued)

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

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale

Pursuant to Article 10/13-h of Law No.7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

●	For the resident real persons and institutions,
-	Income from the sale of non-resident subsidiary shares,
-	Participation income from non-resident subsidiaries,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.   Income tax expense (continued)

Reconciliation of income tax expense (continued)

-	Commercial income through permanent establishment and permanent representatives abroad, including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.
●	For the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

7532 Law on amending the Tax Procedure Law and Corporate Tax Law was enacted on 20 January 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the financial statements dated 31 December 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

11.   Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2021, 2020 and 2019 is as follows:

Cost of revenue:

	2021	2020	2019
Depreciation and amortization (*)	(7,291,913)	(5,974,779)	(5,046,565)
Cost of goods sold	(4,377,966)	(3,301,984)	(2,278,283)
Share of Turkish Treasury (Note 1)	(2,816,508)	(2,418,800)	(2,191,427)
Interconnection and termination expenses	(2,608,009)	(2,247,647)	(1,909,614)
Employee benefit expenses	(2,085,343)	(1,741,591)	(1,447,037)
Radio expenses	(1,258,037)	(921,153)	(734,583)
Frequency expenses	(1,032,410)	(887,243)	(802,950)
Transmission expenses	(565,820)	(426,036)	(335,980)
Universal service fund	(388,817)	(330,932)	(297,053)
Roaming expenses	(340,282)	(214,478)	(238,147)
Cost of revenue from financial services (**)	(223,050)	(135,237)	(240,297)
Others	(2,241,819)	(1,736,179)	(1,561,544)
	(25,229,974)	(20,336,059)	(17,083,480)

(*) As at 31 December 2021, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 66,798 (31 December 2020: TL 39,726; 31 December 2019: TL 26,478).

(**) As at 31 December 2021, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 31,722 (31 December 2020: TL 18,166; 31 December 2019: TL 11,358).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.   Expenses by nature (continued)

Selling and marketing expenses:

	2021	2020	2019
Employee benefit expenses	(779,470)	(634,367)	(547,136)
Marketing expenses	(733,381)	(507,921)	(554,538)
Selling expenses	(163,974)	(173,064)	(349,269)
Others	(101,658)	(57,601)	(104,246)
	(1,778,483)	(1,372,953)	(1,555,189)

Administrative expenses:

	2021	2020	2019
Employee benefit expenses	(617,850)	(479,932)	(473,843)
Consultancy expenses	(88,534)	(53,105)	(51,308)
Service expenses	(44,971)	(58,255)	(52,756)
Collection expenses	(38,224)	(52,189)	(57,097)
Maintenance and repair expenses	(27,419)	(20,139)	(26,610)
Travel and entertainment expenses	(17,938)	(17,009)	(34,644)
Other	(84,087)	(68,983)	(83,497)
	(919,023)	(749,612)	(779,755)

Net impairment losses on financial and contract assets:

	2021	2020	2019
Net impairment losses on financial and contract assets	(271,162)	(349,595)	(338,857)
	(271,162)	(349,595)	(338,857)

12.   Property, plant and equipment

					Acquisition
					through	Impairment	Transfer to	Effects of	Balance as at
	Balance as at				business	expenses/	investment	movements in	31 December
Cost	1 January 2021	Additions	Disposals	Transfers	combination	(reversals)	property	exchange rates	2021
Network infrastructure (All operational)	24,923,118	1,415,616	(435,571)	4,084,711	—	—	—	4,319,376	34,307,250
Land and buildings	1,485,249	40,466	(10,191)	185,428	—	—	(14,021)	33,470	1,720,401
Equipment, fixtures and fittings	955,894	87,930	(25,762)	16,858	27	—	—	67,137	1,102,084
Motor vehicles	44,999	2,162	(2,399)	—	156	—	—	6,220	51,138
Leasehold improvements	342,093	8,849	(32,476)	546	—	—	—	10,746	329,758
Electricity production power plant	—	—	—	—	103,750	—	—	—	103,750
Construction in progress	681,299	4,217,377	(4,817)	(4,298,421)	—	(20,000)	—	235,130	810,568
Total	28,432,652	5,772,400	(511,216)	(10,878)	103,933	(20,000)	(14,021)	4,672,079	38,424,949

Accumulated depreciation
Network infrastructure (All operational)	13,090,823	2,762,649	(372,950)	—	—	4,493	—	3,311,476	18,796,491
Land and buildings	354,312	82,528	(3,804)	—	—	—	(9,999)	20,388	443,425
Equipment, fixtures and fittings	717,871	66,229	(21,141)	—	—	—	—	58,242	821,201
Motor vehicles	40,027	3,373	(2,399)	—	—	—	—	6,104	47,105
Leasehold improvements	326,889	7,698	(31,026)	—	—	—	—	8,465	312,026
Electricity production power plant	—	1,922	—	—	—	—	—	—	1,922
Total	14,529,922	2,924,399	(431,320)	—	—	4,493	(9,999)	3,404,675	20,422,170

Net book amount	13,902,730	2,848,001	(79,896)	(10,878)	103,933	(24,493)	(4,022)	1,267,404	18,002,779

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.   Property, plant and equipment (continued)

Depreciation expenses for the years ended 31 December 2021, 2020 and 2019 amounting to TL 2,948,892, TL 2,425,566 and TL 2,196,902, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2021, 2020 and 2019 are TL 24,493, TL 4,185 and TL 18,007, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 7.6%, 12.4% and 18.5%; TL 183,951 and TL 100,051 and TL 123,449 for the years ended 31 December 2021, 2020 and 2019 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

						Impairment	Transfer to	Effects of	Balance as at
	Balance as at				Disposal of	expenses/	investment	movements in	31 December
Cost	1 January 2020	Additions	Disposals	Transfers	subsidiaries	(reversals)	property	exchange rates	2020
Network infrastructure (All operational)	22,022,991	818,989	(699,727)	2,671,001	(15,536)	—	—	125,400	24,923,118
Land and buildings	1,211,323	68,667	(2,004)	212,943	—	—	(6,781)	1,101	1,485,249
Equipment, fixtures and fittings	866,409	93,428	(10,954)	8,961	(3,482)	—	—	1,532	955,894
Motor vehicles	44,518	2,098	(1,690)	—	(4)	—	—	77	44,999
Leasehold improvements	335,837	7,149	(62)	341	(1,574)	—	—	402	342,093
Construction in progress	666,328	2,921,952	(11,372)	(2,898,087)	—	(2)	—	2,480	681,299
Total	25,147,406	3,912,283	(725,809)	(4,841)	(20,596)	(2)	(6,781)	130,992	28,432,652

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	2,270,537	(656,472)	—	(15,536)	4,183	—	105,298	13,090,823
Land and buildings	285,626	73,594	—	—	—	—	(5,528)	620	354,312
Equipment, fixtures and fittings	673,927	53,914	(7,865)	—	(3,287)	—	—	1,182	717,871
Motor vehicles	37,840	3,714	(1,593)	—	(4)	—	—	70	40,027
Leasehold improvements	308,709	19,622	(49)	—	(1,574)	—	—	181	326,889
Total	12,688,915	2,421,381	(665,979)	—	(20,401)	4,183	(5,528)	107,351	14,529,922

Net book amount	12,458,491	1,490,902	(59,830)	(4,841)	(195)	(4,185)	(1,253)	23,641	13,902,730

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.  Intangible assets

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 57,478, TL 276,957 and TL 2,882,117, respectively (31 Decemer 2020: TL 103,460, TL 320,599 and TL 3,320,721, respectively).

lifecell

lifecell owns nine activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2021, lifecell owns twenty frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range — three NDC codes for mobile network, twenty-eight permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800”. The carrying amount of lifecell’s licenses is TL 2,054,249 (31 December 2020: TL 1,217,173).

					Acquisition
					through	Impairment	Effects of	Balance at
	Balance at				business	expenses/	movements in	31 December
Cost	1 January 2021	Additions	Disposals	Transfers	combinations	(reversals)	exchange rates	2021
Telecommunication licenses	9,188,733	279	(830)	18	—	—	1,554,745	10,742,945
Computer software	11,835,827	2,003,373	(73,673)	131,439	—	—	540,882	14,437,848
Transmission line software	88,499	764	—	—	—	—	—	89,263
Indefeasible right of usage	159,995	6,127	—	—	—	—	—	166,122
Brand name	9,483	534	(48)	592	—	—	1,650	12,211
Customer base	15,512	—	—	—	—	—	—	15,512
Goodwill (*)	40,010	—	—	—	8,411	—	—	48,421
Subscriber acquisition cost	4,787,853	1,804,368	(56,666)	—	—	—	110,045	6,645,600
Electricity production license	—	—	—	—	182,881	—	—	182,881
Other	186,743	63,722	—	(457)	—	—	6,274	256,282
Construction in progress	1,142	135,067	(551)	(120,714)	—	—	799	15,743
Total	26,313,797	4,014,234	(131,768)	10,878	191,292	—	2,214,395	32,612,828

Accumulated amortization
Telecommunication licenses	4,253,203	662,888	(830)	—	—	26	537,662	5,452,949
Computer software	7,304,194	1,324,586	(73,471)	—	—	15,319	437,734	9,008,362
Transmission line software	79,073	846	—	—	—	—	—	79,919
Indefeasible right of usage	56,974	11,532	—	—	—	—	—	68,506
Brand name	7,040	32	(33)	—	—	—	306	7,345
Customer base	13,085	437	—	—	—	—	—	13,522
Subscriber acquisition cost	2,133,755	995,510	(56,666)	—	—	—	93,030	3,165,629
Electricity production license	—	3,382	—	—	—	—	—	3,382
Other	98,689	52,106	—	—	—	—	640	151,435
Total	13,946,013	3,051,319	(131,000)	—	—	15,345	1,069,372	17,951,049

Net book amount	12,367,784	962,915	(768)	10,878	191,292	(15,345)	1,145,023	14,661,779

(*) As of 31 December 2021, the consolidated financial statements include goodwill amounting to TL 32,834, TL 8,411 and TL 7,176 regarding Turkcell Superonline, Boyut Enerji (Note 3) and Yaani respectively (31 December 2020: 40,010). No impairment test for goodwill has been performed due to immaterial to consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13. Intangible assets (continued)

							Acquisition
					Impairment		through	Effects of	Balance at
	Balance at				expenses/	Disposal of	business	movements in	31 December
Cost	1 January 2020	Additions	Disposals	Transfers	(reversals)	subsidiaries	combinations	exchange rates	2020
Telecommunication licenses	9,132,617	695	(32,445)	10,110	—	—	—	77,756	9,188,733
Computer software	10,133,924	1,621,210	(31,808)	107,819	—	(10,164)	—	14,846	11,835,827
Transmission line software	74,379	14,120	—	—	—	—	—	—	88,499
Central betting system operating right	12,426	—	—	—	—	(12,426)	—	—	—
Indefeasible right of usage	117,618	9,709	—	32,668	—	—	—	—	159,995
Brand name	7,740	1,518	—	—	—	—	—	225	9,483
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill (*)	32,834	—	—	—	—	—	7,176	—	40,010
Subscriber acquisition cost	3,248,859	1,573,606	(37,307)	—	—	—	—	2,695	4,787,853
Other	93,942	20,968	(388)	39	—	—	71,652	530	186,743
Construction in progress	13,452	134,089	(712)	(145,795)	—	—	—	108	1,142
Total	22,883,303	3,375,915	(102,660)	4,841	—	(22,590)	78,828	96,160	26,313,797

Accumulated amortization
Telecommunication licenses	3,632,968	636,749	(28,052)	(7,700)	—	—	—	19,238	4,253,203
Computer software	6,290,133	1,023,203	(24,295)	—	18,460	(10,164)	—	6,857	7,304,194
Transmission line software	71,602	7,471	—	—	—	—	—	—	79,073
Central betting system operating right	12,375	—	—	—	—	(12,375)	—	—	—
Indefeasible right of usage	40,420	8,854	—	7,700	—	—	—	—	56,974
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	12,648	437	—	—	—	—	—	—	13,085
Subscriber acquisition cost	1,447,606	721,637	(37,307)	—	—	—	—	1,819	2,133,755
Other	60,449	38,158	(107)	—	—	—	—	189	98,689
Total	11,575,241	2,436,509	(89,761)	—	18,460	(22,539)	—	28,103	13,946,013

Net book amount	11,308,062	939,406	(12,899)	4,841	(18,460)	(51)	78,828	68,057	12,367,784
(*)

On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 78,828) has been accounted for under ‘Goodwill’ in the 30 June 2020 financial statements. In accordance with a purchase price allocation report prepared by qualified external experts, total acquisition amount has been allocated to ‘Intangible assets’ amounting to USD 10,472 (TL 71,652) and ‘Goodwill’ amounting to TL 7,176. Management worked closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model.

Amortization expenses for the years ended 31 December 2021, 2020 and 2019 amounting to TL 3,066,664, TL 2,454,969 and TL 1,920,756, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2021, 2020 and 2019 are TL 15,345, TL 18,460 and TL 2,540, respectively and are recognized in amortization expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13. Intangible assets (continued)

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 345,369 for the year ended 31 December 2021 (31 December 2020: TL 244,204). The amortization expenses related to capitalized software development costs for the years ended 31 December 2021, 2020 and 2019 amounting to TL 44,347, TL 46,601 and TL 47,591, respectively are recognized in cost of revenue.

14.   Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At 31 December 2021, no impairment test has been carried out since there was no indication of impairment in any of the Group’s CGUs.

15.  Investment properties

	31 December	31 December
	2021	2020
Cost
Opening balance	37,079	46,283
Addition	—	—
Disposal	—	(15,985)
Transfer to property, plant and equipment	14,021	6,781
Closing balance	51,100	37,079
Accumulated depreciation
Opening balance	(23,404)	(30,000)
Transfer to property, plant and equipment	(9,999)	(5,528)
Depreciation and impairment charges during the year	(1,109)	(697)
Disposal	—	12,821
Closing balance	(34,512)	(23,404)

Net book amount	16,588	13,675

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

Rent income from investment properties during the year ended 31 December 2021 is TL 6,872 (31 December 2020: TL 5,855 and 31 December 2019: TL 4,078). There is no direct operating expense for investment properties during the year ended 31 December 2021 (31 December 2020: TL 294 and 31 December 2019: 522).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15. Investment properties (continued)

Determination of the fair values of the Group’s investment properties

The Group’s investment properties and their fair values at 31 December 2021 and 2020 are as follows:

31 December 2021	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	52,725	Income capitalization approach
Investment properties in Ankara	—	32,315	—	Market approach
Investment properties in Istanbul	—	6,705	—	Market approach
Investment properties in Adana	—	3,765	—	Market approach
Investment properties in Aydin	—	3,600	—	Market approach
	—	46,385	52,725

31 December 2020	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	22,340	Income capitalization approach
Investment properties in Ankara	—	15,160	—	Market approach
Investment properties in Aydin	—	2,515	—	Market approach
	—	17,675	22,340

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

16.  Right of use assets

Closing balances of right of use assets as of 31 December 2021 and 31 December 2020 and depreciation and amortization expenses for the years ended 31 December 2021 and 31 December 2020 is stated as below:

	Tangible						Intangible
			Network
	Site Rent	Building	equipment	Vehicles	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2021	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174
Depreciation and amortization charge for the year	(688,321)	(67,500)	(297,333)	(50,291)	(94,141)	(1,197,586)	(19,575)	(58,087)	(77,662)	(1,275,248)
Balance at 31 December 2021	1,521,783	283,175	262,267	135,530	103,956	2,306,711	45,307	631,630	676,937	2,983,648

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.  Right of use assets (Continued)

	Tangible						Intangible
			Network
	Site Rent	Building	equipment	Vehicles	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	126,057	70,235	40,199	60,982	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(576,941)	(54,902)	(275,038)	(43,916)	(78,364)	(1,029,161)	(18,657)	(45,729)	(64,386)	(1,093,547)
Balance at 31 December 2020	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174

As at 31 December 2021, the Company has additions to right of use assets amounting to TL 1,692,693 (31 December 2020: TL 1,791,823) and interest expense on lease liabilities amounting to TL 359,240 (31 December 2020: TL 289,718). Depreciation and amortization expenses amounting to TL 1,275,248 (31 December 2020: TL 1,093,547) are recognized in cost of revenues.

17.   Discontinued operations

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

18.   Other non-current assets

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	2021	2020
Advances given for property, plant and equipment	855,490	561,298
Deposits and guarantees given	162,921	78,401
Prepaid expenses	154,096	141,201
Receivables from the Public Administration	—	72,848
VAT receivable	17,030	29,025
Others	359	1,069
	1,189,896	883,842

19.   Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2021 and 2020 are attributable to the following:

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Property, plant and equipment and intangible assets	412,728	123,871	(953,814)	(2,117,594)	(541,086)	(1,993,723)
Derivative instruments	5,922	27,177	(520,298)	(407,740)	(514,376)	(380,563)
Reserve for employee termination benefits and provisions	235,581	258,675	(19,295)	(1,362)	216,286	257,313
Trade and other payables	45,314	26,511	(1,095)	(149,827)	44,219	(123,316)
Tax losses carried forward	1,155,781	1,101,043	—	(3,254)	1,155,781	1,097,789
Tax allowances	62,692	5,158	—	—	62,692	5,158
Other assets and liabilities (*)	551,660	638,991	(104,118)	(2,872)	447,542	636,119
Deferred tax assets/(liabilities)	2,469,678	2,181,426	(1,598,620)	(2,682,649)	871,058	(501,223)
Offsetting	(670,066)	(1,344,818)	670,066	1,344,818	—	—
Net deferred tax assets/(liabilities)	1,799,612	836,608	(928,554)	(1,337,831)	871,058	(501,223)

(*)   Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2021 and 2020 were as follows:

	2021	2020
Opening balance	(501,223)	(976,288)
Income statement charge	1,171,697	337,495
Tax charge relating to components of other comprehensive income	(322,990)	173,113
Acquisition through business combinations	(48,755)	—
Exchange differences	572,329	(35,543)
Closing balance, net	871,058	(501,223)

The Group did not recognize deferred income tax assets of TL 981,441 (31 December 2020: TL 551,847) in respect of tax losses amounting to 5,368,360 (31 December 2020: TL 2,986,951) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by BeST that are not likely to generate taxable income in the foreseeable future.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.   Deferred tax assets and liabilities (continued)

Recognized deferred tax assets and liabilities (continued)

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2022	249,297
2023	369,937
2024	632,879
2025	2,198,295
2026	88,601
2027	1,078,582
2028	314,740
2029	—
2030	139,958
2031	206,963
Indefinite	89,108
Total	5,368,360

20.   Trade receivables

	31 December	31 December
	2021	2020
Receivables from subscribers	2,575,698	2,263,544
Accounts and notes receivable	1,143,538	766,921
Undue assigned contracted receivables	467,693	435,332
	4,186,929	3,465,797

Trade receivables are shown net of provision for impairment amounting to TL 623,491 as at 31 December 2021 (31 December 2020: TL 617,932). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 37. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 37.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 657,904 and TL 351,698 at 31 December 2021 and 2020, respectively.

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

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 169,570 (31 December 2020: TL 172,261) is presented under non-current trade receivable amounted to TL 256,442 (31 December 2020: TL 222,451).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.   Receivables from financial services

	31 December	31 December
	2021	2020
Non-current receivables from financial services	137,559	75,717

Current receivables from financial services	2,014,626	1,886,381

Movements in provision for impairment of receivables from financial services are disclosed in Note 37.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

22.   Contract assets

	31 December	31 December
Non-current contract assets:	2021	2020
Contract assets	67,505	128,114

	31 December	31 December
Current contract assets:	2021	2020
Contract assets	1,180,236	972,052

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group’s right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under long term contract assets.

23.   Inventory

As of 31 December 2021, inventories amounting to TL 260,535 which consist of mainly mobile phone and its accessories, tablet, sim-cards and tower construction materials (31 December 2020: TL 203,715).

24.   Other current assets

	31 December	31 December
	2021	2020
Receivables from the Ministry of Transport and Infrastructure of Turkey	306,806	224,563
Prepaid taxes	196,019	6,918
Prepaid expenses	174,643	163,657
Advances given to suppliers	96,952	48,141
VAT receivable	90,645	49,490
Receivables from tax office	12,276	20,864
Other	31,779	45,353
	909,120	558,986

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.  Cash and cash equivalents

	31 December	31 December
	2021	2020
Cash in hand	184	179
Banks	18,640,827	11,858,067
- Demand deposits	3,045,179	975,753
- Time deposits	15,595,648	10,882,314
Other cash and cash equivalents	—	8,354
Impairment loss provision	(12,346)	(6,045)
Cash and cash equivalents	18,628,665	11,860,555

As at 31 December 2021, the average effective interest rates of TL, USD, EUR and RMB time deposits are 27.7%, 1.3%, 0.5% and 0.3% (31 December 2020: 17.4%, 2.8%, 1.8% and 0.7%) respectively.

As at 31 December 2021, average maturity of time deposits is 29 days (31 December 2020: 30 days).

As of 31 December 2021, the net amount of cash and cash equivalents is TL 18,619,881 excluding the interest income accrual amounting to TL 8,784.

26.  Financial assets

Debt investments at fair value through other comprehensive income

Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

	31 December	31 December
Non-current assets	2021	2020
Listed debt securities	1,376,645	—

	31 December	31 December
Current assets	2021	2020
Listed debt securities	51,166	529,610

	Fair values

	31 December	31 December	Fair value	Valuation technique
	2021	2020	hierarchy

Financial assets at fair value through other comprehensive income	—	272,334	Level 2	Present value of the estimated future cash flows based on observable yield curves and period end FX rates
	1,427,811	257,276	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	1,427,811	529,610

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26. Financial assets (continued)

Debt investments at fair value through other comprehensive income (continued)

As of 31 December 2021 and 2020, the notional and fair value amounts of financial assets are as follows:

31 December 2021
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
EUR	1,995	31,347	16 February 2026
EUR	15,189	216,874	8 July 2027
TL	24,312	25,583	2 March 2022
TL	24,108	25,583	2 March 2022
USD	21,000	286,017	14 July 2023
USD	996	13,479	10 August 2024
USD	19,824	250,956	14 October 2025
USD	2,168	27,595	26 January 2026
USD	25,000	319,874	22 June 2026
USD	18,470	230,503	25 March 2027
Total financial assets		1,427,811

31 December 2020
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
EUR	10,000	91,229	5 February 2021
EUR	20,000	181,105	13 March 2021
EUR	20,000	178,375	17 December 2021
EUR	1,995	19,718	16 February 2026
TL	24,108	24,819	2 March 2022
TL	24,312	24,362	2 March 2022
USD	300	1,966	21 February 2022
USD	996	8,036	10 August 2024
Total financial assets		529,610

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2021	2020
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	(65,494)	(1,970)
Related to debt securities, tax effect	13,099	483
	(52,395)	(1,487)

27.  Equity

Share capital

As at 31 December 2021, share capital represents 2,200,000,000 (31 December 2020: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.  Equity (continued)

Share capital (continued)

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2021		31 December 2020
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2021, total number of shares pledged as security is 995,509 (2020: 995,509).

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

Treasury shares

During 2020, the Company purchased 816,290 of its shares on-market with prices ranging from full TL 12.09 to full TL 12.35 and the buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. During 2021, there have been no treasury shares buyback (2020: TL 9,994).

Dividends

Turkcell:

On 15 April 2021, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2020 amounting to TL 2,585,787 (2020: TL 811,622); this represents a gross cash dividend of full TL 1.1754 per share. The dividend has been paid to the shareholders on 30 April 2021, 30 July 2021 and 27 October 2021 to the shareholders.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.  Earnings per share

	2021	2020	2019
Numerator:
Profit attributable to owners of the Company	5,031,098	4,237,086	3,246,487
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	2.30	1.94	1.49

Numerator:
Profit from continuing operations attributable to owners of the Company	5,031,098	4,237,086	2,474,051
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	2.30	1.94	1.14

Numerator:
Profit from discontinuing operations attributable to owners of the Company	—	—	772,436
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,922,483
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	—	—	0.35
(*)	Refer to Note 27 - Treasury shares

29.  Other non-current liabilities

	2021	2020
Consideration payable in relation to the acquisition of BeST	758,261	475,879
Consideration payable in relation to the acquisition of Boyut Enerji	3,275	—
Deferred revenue	5,838	22,180
Other	2,522	—
	769,896	498,059

Consideration payable in relation to the acquisition of BeST represents the present value of the long-term contingent consideration payable to the seller. Payment of USD 100,000 (equivalent to TL 1,332,900 as of 31 December 2021) is contingent on the financial performance of BeST, and based on management’s estimations, the amount is expected to be paid in instalments between 2026 and 2031 (31 December 2020: in instalments between 2025-2030). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of BeST as of 31 December 2021 ranges between 6.8% and 8.0% (31 December 2020: 4.3% and 5.6%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.  Loans and borrowings

	31 December	31 December
	2021	2020
Non-current liabilities
Unsecured bank loans	13,084,545	7,779,354
Secured bank loans	271,468	151,543
Lease liabilities	2,012,810	1,521,713
Debt securities issued	12,560,897	6,901,075
	27,929,720	16,353,685
Current liabilities
Unsecured bank loans	6,866,411	4,049,824
Secured bank loans	241,411	144,261
Lease liabilities	893,055	577,173
Debt securities issued	847,536	461,479
	8,848,413	5,232,737

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 31 December 2021, the Company has used USD 20,248 loan on 26 February 2021, respectively, with a fixed interest rate of 3.84%.

The company has used loans in accordance with the loan agreement previously signed with China Development Bank on 10 August 2020. As of 31 December 2021, the Company has used RMB 147,286, EUR 57,124 and RMB 77,177 loan on 18 March 2021, 19 March 2021 and 21 October 2021, respectively, with a fixed interest rate of 5.15% for RMB loans and Euribor+2.29% for the EUR.

On 29 December 2021, the company extended the maturity of existing 50,000 EUR Sustainability Indexed Loan from May 2022 to December 2026  of which was previously signed on 13 May 2019 with BNP Paribas Fortis SA/NV. In addition, the principal amount of subject loan is increased to EUR 70,000 with additional EUR 20,000 utilization.

On 6 July 2021, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 17 November 2021, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 3 March 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.  Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2021			31 December 2020
		Interest		Payment	Carrying	Nominal interest	Payment	Carrying
	Currency	rate type	Nominal interest rate	period	amount	rate	period	amount
Unsecured bank loans	EUR	Floating	Euribor+1.9%-Euribor+2.3%	2022-2028	9,188,487	Euribor+2.0%-Euribor+2.2%	2021-2026	5,624,277
Unsecured bank loans	USD	Floating	Libor+2.1%-Libor 2.2%	2022-2028	3,639,052	Libor+2.1%-Libor+2.4%	2021-2028	2,384,622
Unsecured bank loans	TL	Fixed	14.8%-29.0%	2022	3,044,848	6.5%-16.9%	2021	1,627,198
Unsecured bank loans	UAH	Fixed	8.0%-10.9%	2022-2024	1,712,723	6.0%-10.9%	2021-2023	980,207
Unsecured bank loans	USD	Fixed	3.8%	2022-2030	1,072,858	3.8%	2021-2030	501,036
Unsecured bank loans	RMB	Fixed	4.9%-5.2%	2022-2028	930,395	5.2%-5.5%	2021-2026	283,273
Unsecured bank loans	EUR	Fixed	1.7%	2022	362,593	1.5%-1.8%	2021-2022	428,565
Secured bank loans	USD	Floating	Libor+1.6% & Libor+1.9%	2022-2026	360,212	Libor+1.7%	2021-2023	259,427
Secured bank loans	USD	Fixed	2.6%	2022-2026	152,667	—	—	—
Secured bank loans	EUR	Floating	—	—	—	Euribor+1.3%	2021	36,377
Debt securities issued	USD	Fixed	5.8%	2022-2028	13,306,495	5.8%	2021-2028	7,311,688
Debt securities issued	TL	Fixed	16.3%	2022	101,938	15.0%	2021	50,866
Lease liabilities	TL	Fixed	9.8%-45.0%	2022-2048	1,262,449	9.8%-45.0%	2021-2048	1,201,988
Lease liabilities	UAH	Fixed	7.6%-25.7%	2022-2069	1,074,000	8.1%-24.0%	2021-2069	555,597
Lease liabilities	EUR	Fixed	1.0%-10.0%	2022-2034	303,265	1.0%-10.0%	2021-2034	185,557
Lease liabilities	BYN	Fixed	11.5%-15.8%	2022-2028	185,618	11.5%-15.0%	2021-2028	99,259
Lease liabilities	USD	Fixed	3.9%-10.9%	2022-2028	80,533	3.9%-10.9%	2021-2028	56,485
					36,778,133			21,586,422

31.  Employee benefits

	31 December	31 December
	2021	2020
Retirement pay liability provision	514,118	301,459
Unused vacation provision	100,495	80,464
	614,613	381,923

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2021	2020
1 January	301,459	222,164
Service cost	62,749	38,304
Remeasurements	163,588	37,230
Interest expense	37,383	25,535
Benefit payments	(51,138)	(21,774)
Acquisition through business combinations	77	—
31 December	514,118	301,459

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.  Employee benefits (continued)

Provision for employee termination benefits (continued)

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2021	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4)%	16.3%	16.5%	(13.8)%
Impact on provision for employee termination benefits	(68,892)	83,801	84,829	(70,948)

31 December 2020	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1)%	17.3%	17.6%	(14.6)%
Impact on provision for employee termination benefits	(42,566)	52,122	53,117	(43,953)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 20,004, TL 14,677 and TL 12,785 in relation to defined contribution retirement plan for the years ended 31 December 2021, 2020 and 2019, respectively.

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

As of 31 December 2021, the Group has not recognized any expenses regarding this plan (31 December 2020: TL 12,085).

32.  Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2021 and 2020. The amount of deferred revenue is TL 111,136 and TL 116,921 as at 31 December 2021 and 2020, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.  Contract liabilities

	31 December	31 December
Non-current contract liabilities	2021	2020
Contract liabilities	170,445	164,764

	31 December	31 December
Current contract liabilities	2021	2020
Contract liabilities	459,289	315,070

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 315,070 (2020: TL 290,408).

The following table shows unsatisfied performance obligation result as of 31 December 2021;

	31 December 2021	31 December 2020
Telecommunications service	1,485,719	900,816
Equipment revenues	1,061,141	423,948
Total	2,546,860	1,324,764

Management expects that 56% of the transaction price allocated to the unsatisfied contracts as of 31 December 2021 will be recognized as revenue during next reporting periods. The remaining 44% will be recognized in the 2022 financial year.

34.  Provisions

Non-current provisions:

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2021	16,894	395,037	411,931
Provisions recognized	12,966	21,477	34,443
Payments	—	(3,068)	(3,068)
Unwinding of discount	—	37,727	37,727
Transfer to current provisions	(10,198)	—	(10,198)
Remeasurements	—	(375)	(375)
Effect of changes in exchange rates	—	145,337	145,337
Balance at 31 December 2021	19,662	596,135	615,797

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.  Provisions (continued)

Non-current provisions: (continued)

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2020	13,635	323,769	337,404
Provisions recognized	11,033	11,791	22,824
Payments	—	(3,951)	(3,951)
Unwinding of discount	—	21,521	21,521
Transfer to current provisions	(7,774)	—	(7,774)
Remeasurements	—	39,504	39,504
Effect of changes in exchange rates	—	2,403	2,403
Balance at 31 December 2020	16,894	395,037	411,931

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 39.

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

Current provisions:

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2021	253,633	376,655	630,288
Provisions recognized	221,453	659,066	880,519
Payments	(420,663)	(567,025)	(987,688)
Transfers from non-current provisions	10,198	—	10,198
Effect of changes in exchange rates	2,400	37,945	40,345
Balance at 31 December 2021	67,021	506,641	573,662

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2020	17,840	324,972	342,812
Provisions recognized	232,879	590,187	823,066
Payments	(6,109)	(537,598)	(543,707)
Transfers from non-current provisions	7,774	—	7,774
Effect of changes in exchange rates	1,249	(906)	343
Balance at 31 December 2020	253,633	376,655	630,288
(*)	Includes share-based payment (Note 31).

(**)  Refer to Note 39.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.  Trade and other payables

	2021	2020
Payable to suppliers	4,615,606	3,467,338
Taxes payable	999,771	668,260
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	652,028	533,440
Accrued selling and marketing expenses	74,214	92,696
Other	379,060	214,871
	6,720,679	4,976,605

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

36.  Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2021 and 2020 are attributable to the following:

	31 December 2021		31 December 2020
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,181,740	—	360,047	41,132
Derivatives used for hedge accounting	999,577	60,518	642,623	66,851
Total	2,181,317	60,518	1,002,670	107,983

At 31 December 2021, the total held for trading derivative financial assets of TL 2,131,070 (31 December 2020: TL 917,437) also includes a net accrued interest expense of TL 50,247 (31 December 2020: TL 85,233) and the total held for trading derivative financial liabilities of TL 71,325 (31 December 2020: TL 119,111) also includes a net accrued interest expense of TL 10,807 (31 December 2020: TL 11,128).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.  Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021		31 December 2020
							Change in	Change in
							intrinsic value	intrinsic value
							of outstanding	of outstanding
	Notional		Notional				hedging	hedging
	value		value				instruments	instruments
	in original		in original			Hedge	since 1	since 1
Currency	currency	Fair Value	currency	Fair Value	Maturity date	ratio	January 2021	January 2020
Participating cross currency swap contracts
EUR Contracts	300,200	174,747	366,800	221,937	October 2025	01:01	963,374	962,903
EUR Contracts	63,365	48,443	65,158	53,142	April 2026	01:01	78,593	161,325
USD Contracts	206,770	523,571	216,054	270,315	April 2026	01:01	533,782	342,123
Cross currency swap contracts
RMB Contracts	135,134	235,617	162,121	97,229	April 2026	01:01	136,770	46,858

Interest rate swap contracts
USD Contracts	150,075	(43,319)	180,045	(66,851)	April 2026	01:01	—	—

Derivatives used for hedge accounting		939,059		575,772

EUR 340,220 (2020: EUR 414,812) participating cross currency swap contracts includes TL 1,170,728 (2020: TL 1,121,303) guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.  Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021			31 December 2020
	Notional value			Notional value
Currency	in original currency	Fair value	Maturity	in original currency	Fair value	Maturity
Participating cross currency swap contracts
EUR Contracts	66,700	243,478	April 2026	90,881	230,033	April 2026
USD Contracts	36,000	58,890	November 2025	32,008	31,334	April 2026

Cross currency swap contracts
EUR Contracts	24,000	168,900	December 2022	7,200	20,853	September 2021
USD Contracts	36,572	284,868	March 2023-November 2025	34,286	62,715	March 2023
RMB Contracts	32,342	50,842	April 2026	38,801	14,535	April 2026

Interest rate swap contracts
EUR Contracts	35,000	11,780	September 2028	—	—	—
USD Contracts	—	—	—	17,778	258	September 2028

FX swap contracts
USD Contracts	200,000	193,504	January 2022	10,000	319	January 2021

Currency forward contracts
USD Contracts	175,000	169,478	January 2022-March 2022	—	—	—

Held for trading financial assets		1,181,740			360,047

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.  Derivative financial instruments (continued)

Held for trading (continued)

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2021 and 2020 are as follows:

	31 December 2021			31 December 2020
	Notional value			Notional value
Currency	in original currency	Fair value	Maturity	in original currency	Fair value	Maturity
Participating cross currency swap contracts
USD Contracts	—	—	—	45,000	(9,701)	November 2025

Cross currency swap contracts
EUR Contracts	—	—	—	43,900	(13,684)	December 2021-2022
USD Contracts	—	—	—	20,000	(6,747)	November 2025

Interest rate swap contracts
USD Contracts	—	—	—	22,222	(1,141)	September 2028

FX swap contracts
USD Contracts	—	—	—	82,735	(7,046)	January 2021

Currency forward contracts
USD Contracts	—	—	—	6,000	(2,813)	January-December 2021

Held for trading financial liabilities		—			(41,132)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.  Derivative financial instruments (continued)

Fair value (continued)

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date
(*)

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 253,788 lower as at 31 December 2021 (31 December 2020: TL 168,882).

There were no transfers between fair value hierarchy levels during the year.

As of 31 December 2021, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Movements in the participating cross currency swap contracts for the years ended 31 December 2021 and 31 December 2020 are stated below:

	31 December	31 December
	2021	2020
Opening balance	797,060	495,436
Cash flow effect	45,951	(695,892)
Total gain/loss:
Gains recognized in profit or loss	206,118	997,516
Closing balance	1,049,129	797,060

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 300,200 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 40,020 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Derivative financial instruments (continued)

Net off / Offset (continued)

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 293,643 as collateral (31 December 2021: TL 4,430,104) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 216,043 as collateral to the bank (31 December 2021: TL 3,259,376) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,170,728 (31 December 2020: 1,121,303) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2021, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 3,167,736, TL (62,737) and TL 10,019,141 respectively.

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

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement.

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

In these hedge relationships, the main sources of ineffectiveness are;

-	The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Derivative financial instruments (continued)

Currency risk (continued)

-	The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company’s future contracts are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable device purchases. In this context, the Group started to apply cash flow hedge accounting effective from 23 December 2021. The amount of forward currency contracts associated within this scope amounted to USD 10,131 as of 31 December 2021 Total net financial income after tax  recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 16,987 as of 31 December 2021. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 15,922 as of 31 December 2021. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021.

The Company designated EUR 245,758 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2021 in the scope of cash flow hedge amounted to TL 1,246,699 (2020: TL 296,275; 2019: TL 43,203).

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36. Derivative financial instruments (continued)

Cash flow sensitivity analysis for variable-rate instruments

In these hedge relationships, the main sources of ineffectiveness are:

-	The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
	increase	decrease	increase	decrease
31 December 2021
Participating cross currency swap contracts	1,199,942	2,230,500	(620,462)	(1,445,257)
Cross currency swap contracts	159,719	(33,859)	(220,694)	(186,611)
Cash Flow sensitivity (net)	1,359,661	2,196,641	(841,156)	(1,631,868)

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
	increase	decrease	increase	decrease
31 December 2020
Participating cross currency swap contracts	1,158,627	849,915	(516,772)	(247,934)
Cross currency swap contracts	49,843	45,528	11,132	12,642
Cash Flow sensitivity (net)	1,208,470	895,443	(505,640)	(235,292)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.  Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2021	2020
Trade receivables	20	4,443,371	3,688,248
Contract assets	22	1,247,741	1,100,166
Receivables from financial services	21	2,152,185	1,962,098
Cash and cash equivalents (*)	25	18,628,481	11,860,376
Derivative financial instruments	36	2,131,070	917,437
Other current & non-current assets (**)	24	195,050	124,822
Financial assets at amortized cost	26	4,164	172,363
Financial assets at fair value through other comprehensive income	26	1,427,811	529,610
Due from related parties	40	145,095	16,476
		30,374,968	20,371,596

(*)	Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkey and advances given are excluded from other current assets and other non-current assets.

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2021 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	25,748,284	324,138	123,488	56,496	38,589	43,037	741,625	380,437	156,598	27,612,692
Loss Allowance	75,924	8,572	5,917	5,401	4,848	5,979	239,104	223,341	68,564	637,650

(*)  Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2021	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	1,253,982	—	—	—	—	—	—	—	—	1,253,982
Loss Allowance	6,241	—	—	—	—	—	—	—	—	6,241

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.  Financial instruments (continued)

Credit quality: (continued)

			Less	Less
Other assets from financial		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
services at 31 December 2021		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
(**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	1,878,048	232,589	20,374	9,861	11,571	5,819	75,940	5,963	4,114	2,244,279
Loss Allowance	12,294	2,163	296	156	5,511	3,142	58,471	5,947	4,114	92,094

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

			Less	Less			Less Than
		Less Than	Than 60	Than 90	Less Than	Less Than	150 Days -	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	3 - 4 years	4 - 5 years
1 January 2021 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	16,188,078	296,758	62,726	45,682	36,112	31,368	727,462	290,736	257,790	17,936,712
Loss Allowance	71,273	5,042	3,148	3,726	5,334	5,947	250,393	163,799	118,718	627,380

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years Past	5 years Past
1 January 2021	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	1,105,409	—	—	—	—	—	—	—	—	1,105,409
Loss Allowance	5,243	—	—	—	—	—	—	—	—	5,243

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years Past	5 years Past
services at 1 January 2021 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	1,798,720	109,724	22,023	8,714	7,021	6,044	157,821	5,479	1,100	2,116,646
Loss Allowance	11,483	1,192	407	204	3,483	3,146	128,084	5,449	1,100	154,548

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

Impairment losses

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December	31 December
	2021	2021
	Contract Asset	Other Asset
Opening balance	5,243	627,380
Provision for impairment recognized during the year	998	459,711
Amounts collected	—	(200,225)
Receivables written off during the year as uncollectible	—	(300,405)
Disposal of subsidiaries	—	—
Exchange differences	—	51,189
Closing balance	6,241	637,650

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.  Financial instruments (continued)

Impairment losses (continued)

	31 December	31 December
	2020	2020
	Contract Asset	Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	553	452,506
Amounts collected	—	(153,674)
Receivables written off during the year as uncollectible	—	(300,119)
Disposal of subsidiaries	—	(49)
Exchange differences	—	1,138
Closing balance	5,243	627,380

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December	31 December
	2021	2020
Opening balance	154,548	163,500
Provision for impairment recognized during the year	66,678	126,246
Amounts collected	(56,000)	(76,036)
Exchange differences	—	(96)
Unused amount reversed (*)	(73,132)	(59,066)
Closing balance	92,094	154,548
(*)

Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2020. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

●	all non-derivative financial liabilities, and
●	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2021							31 December 2020
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	512,879	(529,928)	(122,908)	(121,959)	(145,849)	(139,212)	—	295,804	(306,496)	(91,265)	(54,792)	(107,483)	(52,956)	—
Unsecured bank loans	19,950,956	(21,636,278)	(5,169,649)	(1,850,068)	(3,428,360)	(9,688,566)	(1,499,635)	11,829,178	(12,828,540)	(3,040,325)	(1,136,973)	(2,197,659)	(5,426,921)	(1,026,662)
Debt securities issued	13,408,433	(17,479,087)	(489,609)	(384,875)	(769,750)	(8,590,541)	(7,244,312)	7,362,554	(10,044,816)	(264,517)	(211,957)	(423,914)	(4,941,992)	(4,202,436)
Lease liabilities	2,905,865	(4,593,322)	(693,003)	(569,289)	(725,070)	(1,273,652)	(1,332,308)	2,098,886	(3,210,148)	(480,282)	(360,908)	(540,721)	(987,430)	(840,807)
Trade and other payables*	4,615,606	(4,812,238)	(4,808,900)	(3,338)	—	—	—	3,467,338	(3,611,158)	(3,609,779)	(430)	(949)	—	—
Due to related parties	65,156	(87,294)	(87,294)	—	—	—	—	40,355	(40,355)	(40,355)	—	—	—	—
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 29)	761,536	(1,339,566)	—	—	(6,665)	(73,310)	(1,259,591)	475,879	(734,050)	—	—	—	(24,382)	(709,668)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	71,325	159,206	20,366	19,747	20,922	98,171	—	119,111	(265,863)	(44,853)	(46,645)	(70,212)	(101,591)	(2,562)
Buy	—	2,633,924	286,409	287,361	539,356	1,520,798	—	—	3,077,236	792,428	363,174	579,502	1,055,551	286,581
Sell	—	(2,474,718)	(266,043)	(267,614)	(518,434)	(1,422,627)	—	—	(3,343,099)	(837,281)	(409,819)	(649,714)	(1,157,142)	(289,143)
TOTAL	42,291,756	(50,318,507)	(11,350,997)	(2,909,782)	(5,054,772)	(19,667,110)	(11,335,846)	25,785,685	(31,143,819)	(7,673,769)	(1,811,705)	(3,340,938)	(11,535,272)	(6,782,135)
*	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2021
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	188	11	—
Financial asset at fair value through other comprehensive income	85,029	16,453	—
Due from related parties - current	—	13	—
Trade receivables and contract assets	14,729	20,135	—
Other current assets	10,297	5,931	14,079
Cash and cash equivalents	814,899	141,110	71,600
	925,142	183,653	85,679
Foreign currency denominated liabilities
Loans and borrowings - non-current	(302,607)	(504,992)	(344,052)
Debt securities issued - non-current	(942,374)	—	—
Lease obligations - non-current	(3,460)	(16,829)	—
Other non-current liabilities	(56,888)	—	—
Loans and borrowings - current	(89,379)	(205,687)	(102,395)
Debt securities issued - current	(55,938)	—	—
Lease obligations - current	(2,589)	(3,274)	—
Other current liabilities	(953)	(8,752)	—
Trade and other payables - current	(96,236)	(17,010)	(363,670)
Due to related parties	—	(305)	—
	(1,550,424)	(756,849)	(810,117)

Financial liabilities defined as hedging instruments	16,987	261,680	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	244,583	32,022	167,476
Currency forward contracts	517,242	—	—
Net exposure	153,530	(279,494)	(556,962)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	—
Financial asset at fair value through other comprehensive income	8,848	64,956	—
Due from related parties - current	—	—	—
Trade receivables and contract assets	13,234	15,239	—
Other current assets	11,769	3,737	—
Cash and cash equivalents	1,061,644	85,856	4,801
	1,095,564	169,799	4,801
Foreign currency denominated liabilities
Loans and borrowings - non-current	(342,930)	(543,680)	(160,398)
Debt securities issued - non-current	(940,137)	—	—
Lease obligations - non-current	(6,822)	(17,000)	—
Other non-current liabilities	(64,829)	—	—
Loans and borrowings - current	(85,526)	(244,057)	(92,931)
Debt securities issued - current	(55,938)	—	—
Lease obligations - current	(721)	(3,598)	—
Trade and other payables - current	(174,039)	(23,944)	(487,738)
Due to related parties	—	(11)	—
	(1,670,942)	(832,290)	(741,067)

Financial liabilities defined as hedging instruments	—	164,634	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	440,036	535,939	190,421
Currency forward contracts	256,118	—	—
Net exposure	120,776	38,082	(545,845)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2021 and 31 December 2020 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2021
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	191,136	(191,136)	—	—
2- Hedged portion of USD risk (-)	—	—	17,218	(20,995)
3- USD net effect (1+2)	191,136	(191,136)	17,218	(20,995)

4- EUR net asset/liability	(421,664)	421,664	—	—
5- Hedged portion of EUR risk (-)	—	—	24,020	(24,020)
6- EUR net effect (4+5)	(421,664)	421,664	24,020	(24,020)

7- Other foreign currency net asset/liability (RMB)	(116,071)	116,071	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	(1,960)	1,960
9- Other foreign currency net effect (7+8)	(116,071)	116,071	(1,960)	1,960
Total (3+6+9)	(346,599)	346,599	39,278	(43,055)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis (continued)

Sensitivity analysis
31 December 2020
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	88,656	(88,656)	—	—
2- Hedged portion of USD risk (-)	—	—	(14,984)	14,984
3- USD net effect (1+2)	88,656	(88,656)	(14,984)	14,984

4- EUR net asset/liability	34,304	(34,304)	—	—
5- Hedged portion of EUR risk (-)	—	—	(79,669)	79,669
6- EUR net effect (4+5)	34,304	(34,304)	(79,669)	79,669

7- Other foreign currency net asset/liability (RMB)	(61,036)	61,036	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	(192)	192
9- Other foreign currency net effect (7+8)	(61,036)	61,036	(192)	192
Total (3+6+9)	61,924	(61,924)	(94,845)	94,845

Interest rate risk

As at 31 December 2021 and 2020 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2021		31 December 2020
		Effective		Effective
		Interest	Carrying	interest	Carrying
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	30	3.1%	(3,999,264)	3.2%	(2,644,049)
EUR floating rate loans	30	2.3%	(9,188,487)	2.2%	(5,660,654)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2021 and 2020:

	Profit or loss		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2021
Variable rate instruments (financial liability)	(103,782)	103,782	—	—
Cash flow sensitivity (net)	(103,782)	103,782	—	—
31 December 2020
Variable rate instruments (financial liability)	(23,510)	23,510	—	—
Cash flow sensitivity (net)	(23,510)	23,510	—	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

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

	Fair value at			Inputs
	31	31		31	31
	December	December	Unobservable	December	December	Relationship of unobservable inputs to
	2021	2020	Inputs	2021	2020	fair value
Contingent consideration	758,261	475,879	Risk-adjusted discount rate	6.8%-8.0%	4.3%- 5.6%	An increase/decrease in the discount rate by 100 bps would change FV by TL (51,092) and TL 55,485, respectively.
			Expected settlement date	in instalments between 2026-2031	in instalments between 2025-2030	If expected settlement date extended/shortened by 1-year, FV would change by TL (53,167) and TL 57,145, respectively.

Changes in the consideration payable in relation to acquisition of BeST for the years ended 31 December 2021 and 31 December 2020 are stated below:

	2021	2020
Opening balance	475,879	359,554
Losses recognized in profit or loss	282,382	116,325
Closing balance	758,261	475,879

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37. Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 26.

Financial liabilities:

As at 31 December 2021 and 31 December 2020; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying	Fair
As at 31 December 2021:	amount	value
Bank loans	16,696,250	16,622,479
Debt securities	13,306,495	13,233,743

	Carrying	Fair
As at 31 December 2020:	amount	value
Bank loans	4,615,559	4,646,152
Debt securities	7,311,688	7,949,084

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

38.  Guarantees and purchase obligations

At 31 December 2021, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,311,359 (31 December 2020: TL 840,208). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,936,046 at 31 December 2021 (31 December 2020: TL 4,146,811).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.  Commitments and Contingencies

The following disclosures comprise of material lawsuits and investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355  calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and 47,534 TL overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. Whole cases are pending.

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

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination. The Regional Administrative Court decided to abide the Council of State’s decision and conduct an expert examination on the file. The expert report has been submitted to the case file. Statements and objections regarding the report were submitted to the case file due time. While the trial was pending, an application was made to the Istanbul Governorship Provincial Directorate of Commerce on 28 September 2021 for the administrative fine of TL 138,173, which was imposed by the Governorship of Istanbul and whose cancellation was requested in the file case, restructured with a cash payment option within the scope of Article 3 of the Law No.

7326, titled “Receivables that are not finalized or are in the litigation phase”. Thus, the administrative fine amounting to TL 138,173  restructured by paying TL 51,815 on 1 November 2021 and the lawsuit was finalized . The Regional Administrative Court decided there is no need to make ruling regarding the essence of the case, due to waiving the case according to the Law No. 7326.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The cases are pending.

ICTA Investigation on Service Outage during the Ramadan Feast

As a result of the investigation carried out by the ICTA in order to examine whether the obligations arising from the relevant legislation regarding service interruptions during the Ramadan Feast are fulfilled; ICTA decided to impose an administrative fine of TL 3,156 to Turkcell. The administrative fine, which has been notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of 2,367 TL (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

ICTA – Doubling Campaign

ICTA decided to impose an administrative fine of TL 25,246 to Turkcell as a result of the inspection carried out on the grounds that the fee increases in the Doubling Campaign and notification made in this context were contrary to the relevant legislation. The administrative fine, which was notified to Turkcell on 07 September 2021, was paid on 6 October 2021 as a total sum of TL 18,934 (with a discount of 25%) by taking advantage of the early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 549,000 (USD 66,000) plus interest, of which Turkcell’s share amounts to TL 157,000 (USD 19,000) under the scope of agreements signed by parties. On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B. with the claim of indemnification due to revocation of a frequency license. A settlement agreement has been signed between the parties for both arbitration cases and JSC Kazakhtelecom waived both arbitration proceedings with the payment of the settlement fee. In 2021, the total amount paid by our Company as the settlement fee is TL 51,894 (USD 6,201)

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Closing minutes have been signed in 2021 fiscal year for treasury share investigation related with first and second quarter of 2021 fiscal year and third and fourth quarter of 2020 fiscal year. Closing minute has been signed for treasury share investigation related with third quarter of 2021 fiscal year on 10 January 2022.

In addition, following tax investigations which were started previous periods (i) transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax. As a result of the investigations, Company has been imposed tax assessment. Company’s Board of Directors resolved that our Company shall benefit from restructuring provisions as per the Law No. 7326. The process was completed upon payment of TL 257,783 by our Company on 1 November, 2021.

In addition, in accordance with the “Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage” signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, TL 51,174 was paid on 1 March 2021 in advance.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39. Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 53,603 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2021 (31 December 2020: TL 242,521).

40.  Related parties

Due to the change of the ultimate parent, the Group reevaluated the related party entities and reflected the transactions on 31 December 2021 financial statements.

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2021 and 2020.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December	31 December	31 December
	2021	2020	2019
Short-term benefits	89,692	86,478	78,775
Long-term benefits	1,091	1,085	653
Termination benefits	182	6,548	56,720
Share based payments	—	5,760	6,247
	90,965	99,871	142,395

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.   Related parties (continued)

Transactions with key management personnel (continued)

The following transactions occurred with related parties:

Revenue from related parties	2021	2020	2019
Enerji Piyasaları Isletme A.S. (“EPİAS”) (**)	201,611	23,737	—
Turk Hava Yollari A.S. (“THY”) (**)	73,767	14,374	—
Ziraat Bankasi (**)	47,944	10,285	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”) (**)	39,732	10,408	—
Gunes Express Havacilik A.S. (“Sun Express”) (**)	16,607	2,867	—
Turkiye Vakıflar Bankasi TAO (“Vakifbank”) (**)	14,633	6,234	—
Borsa Istanbul A.S. (“BIST”) (**)	11,724	3,458	—
Turkiye Hayat ve Emeklilik A.S.	10,479	—	—
Turkiye Halk Bankasi A.S. (“Halkbank”) (**)	8,225	2,296	—
Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“TOGG”)	5,407	—	—
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”) (**)	3,238	—	—
Kredi Kayit Burosu A.S. (“KKB”) (**)	2,931	657	—
Turkiye Sigorta A.S.	2,050	—	—
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”)	1,006	1,221	—
Posta ve Telgraf Teskilati A.S. (“PTT”) (**)	161	870	—
Sonera Holding	—	—	772,436
Kyivstar GSM JSC (“Kyivstar”) (*)	—	—	27,050
Telia Carrier Germany GmbH (“Telia Carrier”)	—	—	12,934
Vimpelcom OJSC (“Vimpelcom”) (*)	—	—	6,191
Other	12,457	6,206	7,004
	451,972	82,613	825,615

Related party expenses	2021	2020	2019
EPIAS (**)	864,464	80,689	—
Turksat (**)	57,521	14,023	—
Sofra	28,918	25,477	8,874
Boru Hatları Ile Petrol Tasıma A.S. (“BOTAS”) (**)	19,290	3,654	—
PTT (**)	14,340	1,682	—
Kyivstar (*)	—	—	40,210
Telia Carrier	—	—	7,503
Vimpelcom (*)	—	—	1,228
Wind Telecomunicazioni S.P.A. (“Wind”) (*)	—	—	274
Turkcell Vakfi	—	—	—
Other	15,653	2,071	2,000
	1,000,186	127,596	60,089

(*)Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019.

(**)Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.   Related parties (continued)

Transactions with key management personnel (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2021 and 2020 are as follows:

	31 December	31 December
	2021	2020
Banks - Time deposits	7,720,468	6,713,484
Banks - Demand deposits	154,291	106,799
Other cash and cash equivalents	—	8,354
Bank borrowings	(762,613)	(55,902)
Debt securities issued	(101,938)	(50,866)
Lease liabilities	(97,336)	(65,577)
	6,912,872	6,656,292

As of 31 December 2021, the amount of letters of guarantee given to the related parties is TL 97,135 (31 December 2020: 67,455).

Details of the time deposits at related parties as of 31 December 2021 are as follows:

	31 December	31 December
	2021	2020
Ziraat Bankasi	2,681,804	2,338,812
Halkbank	2,432,802	1,904,505
Vakifbank	2,205,630	2,307,202
Ziraat Katilim	400,168	162,965
Other	64	—
	7,720,468	6,713,484

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.  Related parties (continued)

Transactions with key management personnel (continued)

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2021
450,526	USD	1.3%	January 2022	6,005,059
67,510	EUR	0.3%	January 2022	1,018,502
695,808	TL	26.2%	January 2022	695,808
58	GBP	0.2%	January 2022	1,042
11	BYR	2.6%	January 2022	57
				7,720,468

Details of the bank borrowings at related parties as of 31 December 2021 are as follows:

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2021
533,837	TL	14.8%-15.8%	January-February 2022	537,564
119,460	TL	19.2%-20.1%	January 2022	120,853
49,998	RMB	4.9%	February 2022	104,196
				762,613

Details of the debt securities issued at related parties as of 31 December 2021 are as follows:

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2021
100,000	TL	16.3%	March 2022	101,938
				101,938

Details of the lease liabilities at related parties as of 31 December 2021 are as follows:

			31 December
Currency	Effective Interest Rate	Payment Period	2021
EUR	0.1% - 3.7%	2022-2024	82,952
TL	11.7% - 32.0%	2022-2026	14,384
			97,336

Interest income from related parties:

	2021	2020	2019
Halkbank	150,389	32,762	—
Vakifbank	97,296	27,509	—
Ziraat Bankasi	88,334	33,838	—
Other	2,255	1,611	—
	338,274	95,720	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.  Related parties (continued)

Interest expense to related parties: (continued)

	2021	2020	2019
Vakifbank	17,889	—	—
Ziraat Bankasi	4,831	1,736	—
Halk Varlik Kiralama A.S.	3,644	1,968	—
Ziraat Yatırım Menkul Degerler A.S.	33	506	—
Other	95	65	—
	26,492	4,275	—

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

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

41.  Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2021 and 31 December 2020 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Dijital (*)	Turkey	Digitalization services and products	100	—
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	—
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkey	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkey	Cloud solutions services	100	100
Lifecell TV	Turkey	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkey	Radio, television and on-demand streaming services	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Atmosware Teknoloji(**)	Turkey	Develop software products and services, training software developers	100	—
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Mobile payments services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
BeST	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	23	19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

41.  Subsidiaries (continued)

			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) Turkcell Dijital, which is fully owned by the Company’s subsidiary Turktell, has been incorporated. Registration and announcement of the respective company has also been completed on 8 March 2021.

(**) Atmosware Teknoloji, which is fully owned by the Company’s subsidiary Turktell, has been incorporated. Registration and announcement of the respective company has also been completed on 8 October 2021.

42. Investments accounted for using the equity method

The details of carrying values and consolidation rates subject to equity accounting of joint ventures and associates are as follows:

a)	Joint Ventures

	31 December	31 December
	2021	2020
Sofra	13,202	11,959

b)	Associates

	31 December	31 December
	2021	2020
TOGG	665,382	91,967

The Group have capital commitment to TOGG amounting to EUR 115 million. As of 31 December 2021, the amount of EUR 64.8 million has been paid.

The movement of Joint Ventures and associates is as follows:

	31 December	31 December
	2021	2020
Opening balance	103,926	41,701
Shares of profit/(loss)	90,090	(13,775)
Contribution to capital increase	484,568	76,000
	678,584	103,926

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

43.  Cash flow information

Net financial liabilities reconciliation:

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2021	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)
Cash inflows	(192,157)	(13,033,337)	—	(13,225,494)	1,403,609	(11,821,885)
Cash outflows	645,926	12,984,771	1,649,046	15,279,743	(1,718,061)	13,561,682
Acquisition through business combination	—	(151,892)	—	(151,892)	--	(151,892)
Other non-cash movements	(6,499,648)	(8,138,395)	(2,456,025)	(17,094,068)	1,575,871	(15,518,197)
Balance at 31 December 2021	(13,408,433)	(20,463,835)	(2,905,865)	(36,778,133)	2,059,745	(34,718,388)

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2020	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)
Cash inflows	(494,987)	(22,983,201)	—	(23,478,188)	2,085,585	(21,392,603)
Cash outflows	885,647	26,817,471	1,302,335	29,005,453	(866,650)	28,138,803
Other non-cash movements	(1,787,424)	(3,152,370)	(1,868,166)	(6,807,960)	(1,179,505)	(7,987,465)
Balance at 31 December 2020	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)

44.  Subsequent events

In accordance with the resolution of TOGG’s board of directors, the Group made capital advance payments to TOGG amounting to TL 67,275, TL 57,500, and TL 57,500 on 7 January 2022, 7 February 2022 and 7 March 2022, respectively.

On 20 December 2021, by Turkcell Odeme, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 200,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 26 January 2022, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 20 April 2022.

Dijital Egitim Teknolojileri A.S., in which wholly owned subsidiary Turkcell Dijital has 51% and Sahinkaya Ozel Egitim Kurumları A.S. has 49% shareholding, respectively, has been incorporated. The company has been established to offer education and communication solutions compatible with new generation technologies and has a paid-in capital of TL 100. Registration and announcement of the respective company has been completed on 11 March 2022.

As a result of increasing trend of inflation in Turkey, IAS 29, “Financial Reporting in Hyperinflationary Economies” is most likely applicable for entities with the functional currency of the Turkish Lira in 2022 and it should be applied as if the economy had always been hyper-inflationary.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2021

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

44.  Subsequent events (Continued)

The Company’s subsidiaries of which, Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure business, customer relations management and mobile payments services respectively in Ukraine. As disclosed in Note 5, our Ukrainian operations account for approximately 8% of our net sales and 16% of our non-current assets for the year ended December 31, 2021. With the start of the Russia-Ukraine war on 24 February 2022, uncertainties regarding the Group's operations in Ukraine have emerged. Therefore, its impact on our operations has been monitored closely, and our corporate action plans regarding the continuation of operations and the safety and health of our employees have been updated instantly according to developments. As of the date of publication of the consolidated financial statements, there has been no material damage and outage in the core network and around 10% of base stations temporarily down on average on daily basis due to energy cut-offs whereas around 60% of the stores are open nationwide on daily average as of the end of the March. The portion of telecommunication equipment and revenue earned in the currently invaded region by Russia compared to our total telecommunication equipment and our total revenue earned in Ukraine is insignificant. Since the banking systems continue to operate within the country and liquidity is mostly kept at creditor banks, cash position is conducive to sustain the operations. The Group management considers this invasion to be a non-adjusting post balance sheet event and according to the assessments of the Group management, the invasion does not have any effect on the ability of the going concern of the Group. The Group has no way to predict the progress or outcome of the situation as the conflict and government reactions are rapidly developing and beyond the Group’s control. Prolonged unrest or military activities may impact the Group’s financial condition, results of operations and cash flows.