Form 20-F
period 2022-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2023-04-27
CIK 1071321

As filed with the Securities and Exchange Commission on April 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name into English)

Republic of Turkiye (Jurisdiction of Incorporation or Organization)

Mr. Ali Serdar Yagci
Telephone: +90 212 313 18 88
Facsimile: +90 216 504 40 58
Turkcell Kucukyali Plaza
Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe
Istanbul, Turkiye
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Turkcell Kucukyali Plaza Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe Istanbul, Turkiye (Address of Principal Executive Offices)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This is the 2022 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkiye. The “Company”, “we”, “us”, “our”, “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires. When referring to our subsidiaries in this annual report, we generally use the trade names under which they operate. Full legal names can be found in the Exhibit 8.1.

Our audited annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2022 and 2021 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022 (“Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Turkiye has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since June 30, 2022. Therefore, the financial information included in the report for all the periods reported is presented on the basis of constant Turkish Lira as of December 31, 2022. The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31 2022. Comparative figures are also restated using the general price index of the current year.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL”, “TRY” and “Turkish Lira” are to the Turkish Lira, and references to “$”, “U.S. Dollars”, “USD”, “U.S. $” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkiye” or the “Republic” are to the Republic of Turkiye.

Statements regarding total market size in Turkiye are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TurkStat”) announcements pertaining to the Turkish population.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, the following risk factors that we face:

●	competition from our historic competitors and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkiye with respect to certain technologies;
●	our growth strategy being partly dependent on new investment opportunities, including those outside our core telecom activities;
●	interests in several companies outside of Turkiye that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect;
●	instability in the political environment, in the economy, and in the financial markets in Turkiye;
●	foreign exchange rate risks which could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms;
●	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;
●	regulatory decisions and changes in the regulatory environment;
●	failure by us, our local partners or any of our key suppliers, to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or the risk of those becoming subject to international sanctions;
●	risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers, as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete;
●	various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G license and alleged health risks and zoning limitations related to our base transceiver stations;
●	our two major shareholders whose interest may not be aligned with those of other shareholders;
●	legal actions and claims to which we are a party;
●	material amount of deferred tax assets which is subject to significant judgement by our management, and the risks with regard to the recognitions and recoverability of these assets;

●	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;
●	our ability to retain key personnel, our partners and their employees; and
●	volatility in the market price of our ADSs, and the risks related to ADS holders not being entitled to attend shareholders’ meetings.

See Item 3.D below for further detail on these risk factors.

NON-IFRS MEASURES

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other operating income, other operating expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month in monitoring our financial performance. Net income is also considered by our management as an indicator of our overall business performance, which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance, or cash flow from operations as a measure of liquidity.

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

ARPU is an operational metric which contains a non-GAAP financial measure. Turkcell Turkey revenue included in the ARPU calculation is defined as subscriber or network driven revenues in Turkcell Turkey, excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues. We calculate monthly ARPU for mobile and fixed residential services by dividing such revenue for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes that this measure is helpful in assessing the development of our services over time. For reconciliation of Turkcell Turkey revenue to such revenues included in the ARPU calculations, refer to “Item 5. Operating and Financial Review and Prospects”.

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

The majority of our revenue comes from our operations in Turkiye, which is a highly competitive market. Competition in this market and regulatory actions that limit our ability to respond effectively to competitive pressures may adversely affect the growth of our business and our financial condition. Moreover, in the highly inflationary environment, irrational or delayed price movements by other operators could have an adverse effect on our growth. If the competition we face intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition. The competition that we face includes price-driven competition from other major telecom operators (in particular Vodafone Turkiye and Turk Telekom) and from potential new entrants. We expect to experience continued price-driven competition. If we do not respond effectively to this competition, the growth of our business and our financial condition may be negatively affected.

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

Turkiye is a well-known tourism destination and we observe a correlation between tourist inflow and our net subscriber additions. Any factors that may affect the number of foreign tourists visiting the country may adversely affect the growth of our subscribers, business and our financial condition.

As we increase our offering of digital services, we also find ourselves increasingly in competition with not only local digital services developers but also major international companies (WhatsApp, YouTube, Spotify, Netflix, etc.) that specialize in the development of internet applications and services (namely “over-the-top”, or “OTT” services). Several of these global players’ platforms are offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. They also sometimes enter into partnerships with local operators in Turkiye. In addition, newer applications from both established developers and operators and less well-known ones are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had and is expected to continue to have an adverse impact on our revenues.

Moreover, we also face increasing local and global competition in the wholesale market and operations and information technologies sector, which affects our pricing and collaborations with global and international partners.

Regulatory actions, in large part from the ICTA, Turkiye’s principal telecommunications regulator, have been a significant factor in shaping the development of the Turkish telecommunications market and have adversely affected our ability to price our services and to respond to changes in the market. Regulatory actions have often favored our competitors. The ICTA may in the future act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. To the extent that inflation in the Turkish market requires us to make increasingly frequent price adjustments, regulatory impediments to such adjustments could have an adverse effect on our profitability and financial condition.

Our growth strategy is partly dependent on making investments in new opportunities, which could affect our business and financial condition. This includes investments in businesses outside of our core telecom activities.

In addition to growing our existing business, our strategy for growth involves seeking out new investment opportunities and participating in those meeting our criteria. This includes external growth opportunities principally in Turkiye. New investments may require significant expenditures, including new debt financing, and may not achieve expected returns or returns that are in line with those of our core business in Turkiye, which may result in value erosion for our shareholders. New investments may also increase our exposure to the businesses and countries in which we currently operate, and may expose us to new markets in those countries. Our new investments have included and are likely to continue to include investments in new business and services in areas outside of the scope of our core business, in particular digital businesses. These other businesses are subject to risks that are in many respects different from those of our telecom business. In order to succeed in these new businesses, we will need to obtain the expertise required to compete and operate in these new businesses, which may be costly. These businesses have included:

●	Financial services, including, for instance, insurance, providing credit, payment intermediation and bill payment services, which exposes us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and hold. As such, our finance business, Financell, which manages the bad debt expenses arising from the demand in the Turkish market for bundled offers featuring both communications services and a communications device, particularly a smartphone or a tablet, carried a total of TRY 3.4 billion in loans outstanding at December 31, 2022. Our cost of risk may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of an economic slowdown in Turkiye, as well as, catastrophic events like natural disasters or pandemic affecting large population. This may lead to losses and eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio, which is likely to affect the profitability of our finance company. This activity may be negatively affected by financial conditions, particularly interest rates and foreign exchange rates since most devices’ pricing is largely dependent on hard currencies.

Further, we are diversifying Financell’s portfolio with new products such as shopping credits via Paycell or vehicle credits as well as new customer segments such as fixed broadband customers, SMEs and corporates for their digital infrastructure needs, where the return on investment may not meet our expectations. Additionally, the volatility in economic conditions could have an adverse effect on the financial system and this may lead to an increase in our non-performing loans. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. If these were the cases, we may not be able to realize the synergies that we expect from our finance business.

●	Our mobile payment business Paycell is subject to regulation and oversight by government agencies, which exposes us to complex and frequently changing rules and regulations that could affect the size of our business and availability of our services. A new draft regulation that has been introduced by CBRT, which is planned to come into force in May 2023, proposes to limit transaction size (per single transaction and monthly top limit) or usage conditions. This regulation might impact Pay Later (DCB) transaction volumes, size of Financell’s installments or ability to provide Paycell Card solutions to our customers, which would eventually affect the size of our business and revenues. Furthermore, intensifying competition from existing competitors, emerging new businesses, 18 new companies that obtained license from the regulator in 2022, and well-established companies in other industries entering the payments and e-money businesses could affect Paycell in the future. We face these risks in the Turkish market in which our mobile payment business is concentrated, and also in the international markets in which it is operating (we currently have limited services in Ukraine, which may be affected by the current war situation, and Northern Cyprus). Additionally, Paycell Europe, established in 2022, has officially commenced its operations, initially as international money transfer and payment services in EU to serve customers and companies in the region. Paycell is in the process of obtaining e-money license from German authorities. In case where e-money license process takes longer than anticipated, Paycell Europe may require additional funding from the parent company.

Paycell is also one of the founding partners of Sofra, mainly involved in the provision of services via various means such as service coupons, meal coupons, meal cards, electronic coupons and/or smart cards, as well as transportation payments and smart keys. The financial success of this company cannot be assured, as its growth is largely dependent on its capacity to penetrate a highly competitive market which is largely controlled by a few key players. Moreover, Law No. 7420 promulgated in Official Gazette on November 14, 2022 introduced a tax exemption for meal allowances that are paid to employees in cash up to 1,000 TL per month, which until now was only available for meal vouchers. If the companies prefer to utilize this advantage, this might negatively impact the growth of Sofra. Additionally, all three Sofra stakeholders share equal rights, namely in terms of board nominations, and the unanimous consent of the shareholders is required in the context of general assemblies, thereby possibly slowing down the decision-making process and affecting our ability to execute business decisions and take other actions that we consider to be in the best interest of the company. Our Board of Directors decided to exercise Company’s preemptive rights and decided to increase Paycell’s share in Sofra by acquiring 33.3% from one of its other shareholder.

●	Given our focus on providing techfin services where we aim to provide a complete portfolio of digital services, we made a digital banking company incorporation application to the Banking Regulation and Supervision Agency (“BRSA”) in Turkiye on June 2022, and the approval process continues. After obtaining the incorporation permit, an operating permit application will be submitted to BRSA again with the completion of required infrastructure and organizational preparations. The review of BRSA may result in the regulator asking for additional requirements to approve the license application, delays in the license process, ultimate rejection of the whole license application, or partial rejection of license application. If and when these processes are approved by the related authority, this business may expose us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and store.

●	Additionally, in June 2022, Turkcell Digital Insurance Company (“Turkcell Dijital Sigorta”) was established to develop a full-fledged insurtech structure from the current insurance agency only, and Turkish Insurance and Private Pension Regulation and Supervision Authority granted a license in February 2023. During the license application, the capital of the company has been increased to 175 million TL from the initial capital of 1 million TL, in accordance with the regulatory requirements in each service area. This business may expose us to variety of sectoral risks including, but not limited to, underwriting, claim, investment, interest rate, liquidity, credit, regulation, reputation, cyber and natural disasters risks.

●	Our subsidiary Global Tower operates a large portfolio of telecommunication towers in several countries, exposing us to risks associated with the expiry, non-renewal or termination of certain concessions or licenses of Turkcell, in which case Turkcell may be forced to transfer to the ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations. In 2022, we saw increased competition from the local and international tower companies, which may put pressure on our pricing ability and tenancy ratios. The price increases in our tenant contracts are indexed to inflation. High inflation rates may result in our customers renting less towers, which may impact tenancy ratio. Increasing commodity prices in 2022, especially for metals, and high inflation impacting personnel and other main costs may pressure our cost margins while building new towers. The amendments adopted in the Zoning Law have entered into force in November 2020, under which telecommunication masts and towers are subject to license or permissions depending on their height. Any difficulty in obtaining the required permission and certificates may result in fines and dismantling decisions. Our mobile telecom subsidiaries outside of Turkiye also face similar risks in their respective markets and, in addition, in Ukraine, the military actions undertaken and the uncertainties regarding future territorial control place our towers and equipment there at risk.

●	We are offering services to other operators through our subsidiary Lifecell Ventures. Lifecell Ventures’ business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. We cannot ensure the commercial success or profitability of this business, which depends on our and our partners’ ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through additional digital services commercial agreements and similar agreements, we will face increasing reputational, regulative and commercial risks in those new markets, both directly and through our local partners.

●	We are a part of a joint venture in electric and connected cars (Togg) where our Company is one of the founding partners and increased its shareholding from 19% to 23% on May 31, 2021. Our Company acts as the technology partner of Togg in which we face new risks, namely in relation to development, technology, manufacturing process as well as financial risks. The initial capital agreed upon stands at EUR 500 million, to which all parties have committed to contribute as per the level of their individual stakes, and majority of it is paid by existing shareholders.

●	Our subsidiary Turkcell Enerji, engaged in electricity trading and wholesale and retail sales, exposes us to risks related to energy prices that are directly related to exchange rates and energy regulation. Further risks could be named as regulatory risks and actions that bring market risks to energy costs, the available supply of natural gas and the risk of trading electricity on commercially non-viable terms for short periods. In addition, the owned capacity in renewable energy investments of Turkcell Enerji increases with the acquisition of Boyut Enerji which owns the Karadag Wind Power Plant located in Izmir, Turkiye, with a mechanical generation power of 18MW. An application for capacity extension has been submitted to EMRA for the Karadag Wind Power Plant. When and if the application is approved, the total capacity is expected to increase to 27.6 MW. The license period of the power plant will expire in 2057, and it has a government purchase guarantee until the end of 2026. This acquisition brings additional operational, financial, regulatory and other risks related to the power generation business. The profit margin in the energy business is currently lower than that of our telecommunications businesses.

●	With the increased demand for digitalization, we have been using our digital platforms, notably our dedicated website, our Turkcell mobile application and the IsTurkcell Online app (for corporate customers), more actively. Growth in digital platforms has expanded our service and products offering which, in return, has brought technical, logistics and brand perception risks. Any failure in delivering any of these services or products on-time, for which we also depend on third-party service providers, may result in customer dissatisfaction, increased customer complaints and impact our brand perception, and result operational, financial, regulatory and other risks. In addition, our ambition to acquire customers through digital platforms is heavily dependent on applicable regulations. As of March 1, 2022, the regulation that allows online digital acquisition has been in force, however the customer acquisition process is, in our view, too complex to be viable, which will impact our customer acquisition plans from digital channels.

●	We established a Venture Capital Investment Fund (“VCIF” of “GSYF”) in March 2022 with a professional fund management company, in order to invest in ventures that we believe are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. In 2022, our Company invested around TRY220 million through our fund, where we might invest up to TRY 500 million in total as per Board of Directors decision.

●	In order to partially match its electricity consumption, Turkcell plans to invest into renewable electricity production sources, mainly from solar power plants in the next 3 years. In 2022, the related authorities facilitated this practice with a couple of regulations. However, there are certain risks relating to the process, which include , inability to acquire the land which will be used for solar panel installations from the owner, failure to obtain zoning for the land in the future, delay or failure to obtain official approvals for solar power plant installations, failure to complete the energy transmission line project within the planned time frames and delays due to EPC (engineering, procurement and construction) firms. Due to such reasons, there is a risk of delaying the project plan and incurring additional costs. If the consultancy firm buys the land and sells it to Turkcell Gayrimenkul, it may create tax audits and penalty risks. Also, there is risk of legal sanctions that may occur after injuries and deaths resulting from non-compliance with the Occupational Health and Safety rules during the installation of the solar power plant. Lastly, since the equipments to be used in the solar energy investments are mostly imported products, the costs in Turkish Lira will be directly affected by the changes in the currency exchange rates. Moreover, there is a regulatory risk that, if the regulation that enables companies to offset their own electricity consumption with their production is suspended, these investments may not achieve their expected returns.

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

We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Turkcell Group has investments in several emerging or developing markets, including Ukraine, Belarus and the Turkish Republic of Northern Cyprus and has activities that involve other emerging or developing markets. We may also make investments in countries in which we are already present, in order to leverage our experience and technological base developed in other markets or to increase our level of control in existing businesses. Legal systems, institutions, commercial practices and economies in those markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by fraud or corruption, we could incur significant penalties under applicable anti-corruption legislation, including the FCPA, as well as reputational harm. Turkcell Group also retains potential liability with regards to its divested businesses. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. In addition, if an asset in which we have invested does not provide the expected returns, we may consider disposal at a sale price that may be below carrying value or liquidation. These factors could have an adverse effect on the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

The actions undertaken by Russian military forces against Ukraine in the beginning of 2022 have put our Ukrainian businesses (lifecell, UkrTower, Global LLC and Paycell LLC) at risk and are creating and are likely to continue creating substantial disruptions in the region. For the year ended December 31, 2022, net sales from Ukraine operations were 7.8% of the Company’s consolidated net sales, and constituted 6.8% of Group assets, and we employ around 1,740 individuals in Ukraine. A number of our BTS sites have been damaged and our control over our BTS sites and business may be compromised by any degradation in Ukraine’s territorial integrity, whether as a result of military action or any ensuing situation. As a result of the crisis in the Crimea region following its annexation by the Russian Federation, we were eventually obliged to discontinue services and impaired our assets in Crimea in the end of 2014. Furthermore, due to the past political crisis in the uncontrolled part of the Donetsk and Luhansk regions (ATO Zone) in the fourth quarter of 2017, we were eventually obliged to discontinue services and impaired our assets during years 2015-2017. Occupation by Russia of the territories in Luhansk, Donetsk, Kherson and Zaporizhzhia regions and so-called referendums to join Russia, led to impairment of lifecell assets. In total, an impairment charge of TRY 214 million has been recognized in 2022 in relation to the assets in Ukraine in territories under the control of Ukraine but not operating for more than 92 days and those in territories invaded by Russia. The ongoing war may lead to further impairment of the value of our assets in Ukraine. Russia missile attacks on energy and other critical infrastructure lead to country-wide electricity cuts, which in turn result in lower lifecell network availability. Although we are unable to predict the likely course or duration of these events, the war in Ukraine could materially disrupt our Ukrainian operations, including our financial and banking transactions, a decrease in revenue, and subscriber base, increase our costs, through, inter alia, increased costs of compliance, an impact on cash flows, system failure or cybersecurity breaches, may disrupt future planned development capabilities in Ukraine, cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupting banks and other critical infrastructure necessary to conduct business in Ukraine. As of the end of December 2022, 92% of the daily average stores across the country are open. The continuation of the war might increase the shop destructions. We also face a risk of loss of control or expropriation of our assets.

In Ukraine, according to National Bank of Ukraine (“NBU”) the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by more than 34.1% in 2022, following an appreciation by 3.5% in 2021. As the National Bank of Ukraine fixed official UAH/USD exchange rate at 36.5686 as of July 21, 2022, there was no further depreciation as of April 17, 2023. The war was the main driver of the inflation in 2022, where it rose 26.6% year on year in December 2022, further increasing the liquidity risk and causing further deterioration of the macroeconomic conditions. As of February 2023, the inflation figure was announced at 24.9%. In view of the current situation, it is not possible to make any reliable assessment of the outlook for the Ukrainian economy.

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

●	During 2020 and 2021, the US, UK, Canada and the EU imposed sanctions against Belarus and certain Belarussian entities and persons after the controversial presidential election held in 2020, which caused protests and strikes. Later on, in March 2022, the EU, US, UK and certain other countries have imposed significant sanctions on Belarusian persons, entities and export controls on Belarus, and as per the official announcements of the US Treasury Department and Department of Commerce, Ministry of International Trade of Great Britain and the Council of Europe, the reason for imposed sanctions are stated as Belarus’s involvement in the aggression. Imposed sanctions and limitations hereof, would materially adversely affect the economic climate in Belarus and may affect our access to imported equipment and software. These factors may lead to a decline in our operating performance, our ability to make future investments and an impairment of the value of our assets there.

On November 30, 2022, Turkcell signed a share purchase agreement to acquire a 20% stake in BeST from Belarus’ State Committee on Property. The share transfer was completed on December 9, 2022. An Investment Agreement has been signed between Turkcell, BeST and the Republic of Belarus to develop the telecommunications infrastructure between 2022-2032. Under this agreement, Turkcell is required to invest at least USD 100 million. In addition, within the framework of the Investment Agreement, there are clauses stipulating the payment of an additional amount of USD 100 million over a period of 10 years, to be funded by the payment of at least 50% of the annual net income of BeST. In case the required amount is not reached at the end of the 10-year period, our Company shall make a lump sum payment to the Republic of Belarus for the remaining balance.

Moreover, due to sanctions and limitations thereof, we may face difficulties making investments required under the Investment Agreement due to lack of imported hardware and software. Our failure to implement the investment project within the agreed timeline and/or comply with the investment amount stipulated in the Investment Agreement may result in penalties and/or compensation to the Republic of Belarus for the benefits granted under the Investment Agreement, which could have an adverse effect on our business and results of operations in the mid-to-long term.

On March 31, 2022, the Edict No. 131 “On the Development of Mass Media” was signed. The Edict establishes a fee for the placement of advertising. Corporate income tax rate in 2023 is increased from 18% to 20%. For telecommunication companies, the income tax rate was increased in 2021 from 18% to 30% as a measure of support of the economy during COVID-19 and will remain until 2025.

In January 2022, the Republican Unitary Enterprise Beltelecom gained a license to provide mobile communications services, which will allow the company to compete in the mobile communications market.

In Belarus, inflation accelerated to 14.76% in September 2022, and Belarus government introduced price increase ban on October 6, 2022, where the inflation declined to 12.83% as of the December 2022. Annual inflation in 2021 was 9.97%, which was 11.7% in February 2023. National Bank refinancing rate was increased up from 9.25% to 12% in March 2022. In 2023, National Bank gradually decreased refinancing rate to 10.5%, which is effective from April 4, 2023. As of April 17, 2023, the local currency devaluated by 7.3% based on the National Bank of Republic of Belarus as compared to closing rates on December 31, 2022. Macroeconomic stability is fragile due to the country’s reliance on the Russian economy and political instability.

In Belarus, we also face regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. These risks have affected and could adversely affect our reputation and results of operations.

●	On November 2, 2022 and December 7, 2022, two IMT spectrum tenders were held in Turkish Republic of Northern Cyprus, where we have a subsidiary called Kibris Telekom, where we participated first one. Kibris Telekom bid USD 16.5 million (plus VAT) for a total of 247 MHz bandwidth on 700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz, 2600 MHz and 3600 MHz frequencies in the tender and was entitled to receive the 4G license for 18 years and the 5G license for 20 years. If Kibris Telekom fails to comply with the terms and conditions of its license agreements, we may incur penalties, which could have an adverse effect on our business and results of operations. Additionally, in the upcoming period the incumbent telecom operator, TRNC Telecommunications Office may be restructured as a public-private partnership. Kibris Telekom may consider participating in this process and face the risk that if the restructure were to be awarded to one of our main competitors, this would adversely affect our growth and our competitiveness in the region. Further, this restructure may include the issuance of a third mobile license, which may increase the competition and adversely affect our results. Additionally, The National Regulatory Authority designated Kibris Telekom as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Kibris Telekom is obliged to provide access and call origination services to MVNOs. There are currently three companies that have MVNO licenses. This may adversely affect our business and financial condition, and a new operator may increase competition in the market.

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

The majority of our business and assets are in Turkiye, and thus instability in the political environment, in the economy and in the financial markets in Turkiye may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkiye, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had and are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. Any deterioration in the general economic outlook for Turkiye may negatively affect our businesses. Geopolitical and domestic political factors are other sources of uncertainty and impose further risks on the country’s economy. These various factors have had a negative influence on our share price, and no assurance can be given that they will not continue to do so.

Turkiye has, from time to time, experienced volatile political, economic and social conditions. The COVID-19 pandemic caused a significant downturn in the Turkish economy in 2021 and 2022, which was visible in the precipitous declines in investments, exports, and industrial output. Turkiye’s state debt is expected to increase, putting extra pressure on the Turkish Lira’s value in relation to major currencies. Additionally, the ongoing conflict between Russia and Ukraine, ongoing regional conflicts, uncertainties surrounding global inflation and commodity, oil, and food prices, as well as the upcoming Turkish elections, pose serious challenges to the Turkish economy as well as the challenges in global economy in 2023. These political and geopolitical variables could affect Turkiye and contribute to further economic decline, which may have an effect on our operations, financial situation, and business. In addition, worsening economic conditions, such as the Turkish Lira’s depreciation and increased inflation, may cause a considerable decline in purchasing power and have a detrimental impact on the affordability of some of our goods and services. Customers may choose to buy less of our goods and services under such circumstances, notwithstanding growing minimum earnings and compensation.

The 2023 Turkish general election will be held on May 14, 2023, where 600 members of the Parliament to the Grand National Assembly of Turkiye will be elected. In the meantime, presidential elections are held to elect the President of Turkiye using a two-round system, where the first round is scheduled to take place on May 14, 2023, and if necessary, the second round will be held on May 28, 2023. Elections in 2023, which might result in an increase in political uncertainty, are crucial to Turkiye's medium-term outlook.

On February 6, 2023, two high-magnitude earthquakes, centered in Kahramanmaras (“Southeastern Turkiye Earthquakes”), impacted 11 cities across Southeastern Turkiye and affected the lives of 14 million people, which account for 16% of Turkiye’s population. The earthquakes caused widespread devastation to property and infrastructure in the affected regions. They also resulted in significant loss of life and property damage. Although the initial damage impact is expected to be limited, according to the World Bank, accounting for only 4% of Turkiye’s annual output, the indirect and total recovery costs might be higher, further impacting the fragile macroeconomic conditions in Turkiye. The Turkish budget deficit widened further after the earthquakes, reaching TRY 170.6 billion (USD 9.0 billion) in February 2023. As of March 2023, the official calculations suggest that the damage from destructions caused by the earthquakes may reach USD 104 billion.

During the Southeastern Turkiye Earthquakes, we had around 6.5 million subscribers in the affected region. On the first day, almost half of our 3,300 base stations in the region were out of service mainly due to power outages and destruction. However, as of the end of February, 99% of the sites were reactivated by deploying around 250 mobile base stations and 1,400 electric generators. As of the end of February, one tower and around 150 base stations were destroyed. As of the end of February, less than 100 km of fiber network repairs are underway, including enhancements in our fiber infrastructure, as well as fiber investment for mobile network and back-up capacity constructions. While providing free communication packages to subscribers, healthcare personnel, and emergency teams in the region, we also provided one month of free communication, postponed mobile payment and Financell’s loan repayments of subscribers in the state of emergency region, as well as postponed pricing actions and marketing campaigns in Turkiye. Some of our exclusive stores in the region collapsed due to the earthquakes, and as of April 17, 2023, 72% of our exclusive stores in the region are fully operational. After the earthquakes, marketing activities in digital channels have been suspended until March 13, 2023. In this period, both digital channel visits and sales of Turkcell Pasaj were impacted negatively. Although marketing communication has just resumed, due to the extent of the affected area and the magnitude of the disaster, the earthquake is expected to have mid to long-term consequences.

During the first quarter of 2023, Turkcell incurred restoration costs directly related to the damage caused by the disaster to sites, as well as planned investments for recovery. Based on our initial assessments, we estimate a revenue impact of around 1.5 billion TL, an OPEX impact of around 400 million TL, and a CAPEX impact of around 900 million TL in 2023. Although we have insurance policies with relevant coverage, such insurance policies will not offset the full amount of the operational expense and capital expenditure requirements for recovery. Other factors such as changes in the state of emergency measures and potential aftershocks could also cause actual impacts to differ materially from our expectations.

Turkcell has been and may continue to be adversely affected by disruptions of electricity supplies, interruptions of logistics services, supply shortages of fuel, as well as another major earthquake that may cause a suspension of services. Additionally, since telecommunication services are perceived as a critical service during catastrophic events, suspension of services may lead to reputational risk. The earthquakes may continue to have other economic consequences, including a reduction in overall demand by consumers and businesses in Turkiye. This may continue to adversely affect our sales and increase costs, negatively impacting our operating results and financial condition. Notably, a significant portion of Turkiye’s population and most of its economic resources are located in a first-degree earthquake risk zone. An earthquake in the Marmara region, where our headquarters are located, might create a management gap, impact sustainability of services, and restrain the implementation of crisis management plans.

Pursuant to IAS 29, Turkey has a hyperinflationary economy. Inflation has accelerated since the end of 2021. In the beginning of 2022, Turkiye experienced an annual inflation rate of 36.1%, while the policy rate of the CBRT remained at 14.0%. The policy rate was raised by the prior governor to 19.0% on March 18, 2021, in response to the inflationary threat in 2021. This governor was later replaced on March 20, 2021, with the current governor. The policy rate decreased from 19.0% to 14.0% in 2021, and then further to 8.5% in 2022. The CBRT’s new economic model, aimed at increasing economic growth and exports while reducing the current account deficit, included lower interest rates. However, as of 2023, the success of this model remains uncertain, as stated by the CBRT. Turkiye’s GDP growth has slowed down to 3% in the most recent quarter, and the market expects growth of 5.1% by year’s end. Meanwhile, Turkish inflation reached a record high level of 85.5% in October 2022, before decreasing to 64.3% in December 2022. Even though a base impact might cause an easing of inflation levels in 2023, further inflation is expected in 2023.

There can be no assurance that inflation rates will not be higher in the future. As of April 17, 2023, the latest inflation print was 50.5%.

Meanwhile, the Turkish Lira which traded at 7.44 to the US Dollar at the beginning of 2021, depreciated as high as to 18.36 in December 2021. The USD/TRY rate was more stable in 2022, reaching 18.69 in the year end. President Recep Tayyip Erdogan announced an emergency plan to curb the Turkish Lira’s unprecedented depreciation and protect investors. Notable measures include a Treasury guarantee returns on lira-denominated deposits, intended to reduce spot demand for foreign exchange and another Treasury guarantee mechanism intended to incentivize conversion of FX deposits into FX-linked lira. According to the CBRT, the TRY depreciated by 28.9% against the U.S. Dollar and 25.7% against the Euro in 2022. As of April 17, 2023, according to the CBRT, the TRY has depreciated a further 0.4% against the U.S. Dollar and 1.9% against the Euro compared to the closing rates on December 31, 2022. Domestic foreign currency deposits also decreased from 54.4 to 45.9, which helped to lower market volatility. However, volatility of other major currencies may continue to negatively affect Turkiye. Historical data has shown that inflation rates typically reflect the impact of the Turkish Lira’s devaluation within 3 to 6 months on average. A 10% average depreciation of the domestic currency has traditionally resulted in an additional 3.0 points of inflation in Turkiye due to exchange rate pass-through.

More generally, in our view, among the other major threats to the Turkish and global economy in 2022 are the continuing war between Russia and Ukraine, continuing regional conflicts (such as in Syria, Armenia/Azerbaijan), rising global inflation and commodity, energy and food prices, sanctions against Russia and possibly its allies, the strength of China’s economy and its position with regards to Russia, protectionism and other possible new variants of COVID-19, or any other pandemic. Additionally, central banks continuing to rise policy rates due to high inflation may yield higher external borrowing rates, and the collapse of Silicon Valley Bank in US, and Credit Suisse in Europe, may pose additional risks for banking sector globally. There can be no assurance that these and other economic, political and geopolitical factors will not have an impact on Turkiye and will not cause further deterioration of the Turkish economy and, in turn, our business, financial condition and results of operations.

Continuing unfavorable economic conditions, such as the accelerated inflation and devaluation in Turkish Lira and the other factors cited above, may result in a significant deterioration in purchasing power and/or in the spending patterns of our customers (both individual and corporate) and could negatively affect the affordability of some of our products and services. In such conditions, customers may reduce purchases of our products and services, downsize their tariffs/plans or choose lower-cost products and services offered by other companies. These conditions may impact our ability to increase the prices of our services and limit our ARPU growth. Furthermore, our ability to increase prices in response to inflation, for postpaid customers, fixed broadband customers and for some of our digital services, may be further limited by the duration of their contracts. We have contracts with our mobile subscribers (around 12 months) and fixed broadband subscribers (12-24 months). Since we are implementing price increases multiple times through the year and due to contract based nature of the business, the price increases reflect into our growth performance with a time lag. Even though we try to implement sequential price increases, the topline growth has a gradual reflection. Because the majority of our revenues are denominated in Turkish Lira, these factors may cause our revenues to decrease in real terms, may limit our revenue growth and may contract our margins.

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

We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi (“CNY”), Ukrainian Hryvnia (“UAH”), and Belarusian Ruble (“BYN”). Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble versus U.S. Dollars, Euros, and Chinese Renminbi, have had and may continue to have an unfavorable impact on us. In particular, a substantial majority of our capital expenditure is currently, and is expected to continue to be, denominated in U.S. Dollars, Euros and Renminbi, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. As of December 31, 2022, our total debt was TRY 53,854.4 million (including TRY 3,055.2 million of lease obligations). Consolidated debt breakdown (excluding lease obligations) as of December 31, 2022 by currency was as follows: Turkcell Turkiye’s debt was TRY 45,533.2 million, of which TRY 24,544.9 million (USD 1,312.7 million) was denominated in USD, TRY 13,673.8 million (EUR 685.9 million) in EUR, TRY 1,485.1 million (CNY 554.0 million) in CNY and the remaining TRY 5,829.5 million in TRY. Techfin’s debt was TRY 2,861.9 million, of which TRY 136.4 million (USD 7.3 million) was denominated in USD, with the remaining TRY 2,725.5 million in TRY. The debt balance of lifecell (Ukraine) was TRY 1,888.2 million all denominated in UAH. The debt balance of Boyut Enerji was TRY 257.3 million all denominated in USD and debt balance of Turkcell Enerji was TRY 107.3 million, all denominated in TRY.

Further devaluation of the Turkish Lira could further affect and limit our investment plans in the future. Also, the financing of infrastructure investments (including our universal service obligations for the installation of infrastructure in uncovered areas of Turkiye), potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. See “Item 8. Financial Information” and Note 35 to our Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

According to the CBRT, the TRY depreciated by 28.9% against the U.S. Dollar and 25.7% against the Euro in 2022. As of April 17, 2023, according to the CBRT, the TRY has depreciated a further 0.4% against the U.S. Dollar and 1.9% against the Euro compared to the closing rates on December 31, 2022. Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in local currencies, particularly in Chinese Renminbi.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the political and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Due to additional regulations imposed by the CBRT and BRSA, variety of hedging instruments decreased while the cost of some of these instruments increased to a level where they are no longer commercially viable. This may have a negative impact on our financial decisions, or we may face a higher negative net foreign exchange position, and ultimately, a negative impact on net income or lead to a lower dividend in the future. The increase in public debt in Turkiye may also continue to result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see—“Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing” below.

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

Additionally, significant developments in local borrowing market has tightened Turkish Lira loan access of corporates after several decisions which were taken by BRSA and CBRT between May to November 2022, which impacted corporates’ ability to access Turkish Lira funding and increased the interest rates in the market. As of April 17, 2023 Turkcell, and some of its subsidiaries are subject to credit constraints according to the year-end financials due to CBRT decisions. Although the CMB approved issuance of debt securities to TRY 1 billion, which we have issued TRY 500 million in November 2022, the tightening of the local borrowing market and higher interest rates might impact our borrowing costs and overall interest expenses. Considering our existing cash, we do not foresee a major liquidity risk. However, after abovementioned regulatory changes, limited access to Turkish Lira loans in domestic market may further increase the interest rates in the market which may negatively impact our overall investments and growth of our group companies.

We expect to continue to experience moderate cash outflows in relation to renewal of license, network roll-out, as well as one-time operational expenses, capital expenditures and a potential donation due to Southeastern Turkiye Earthquakes (which is subject to shareholders’ approval at the general assembly) and dividend payments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than the trend of our historic dividend pay-outs.

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

With respect to currency risk, we enter into derivative transactions and endeavor to keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2022, as a result of fair value changes in derivative instruments, net derivative assets of TRY 1,881.5 million are recognized in our Consolidated Financial Statements. However, derivative transactions have costs which in the current environment are increasing and may not fully cover all the risks faced by the Group, and significant judgment is used by our management to determine the fair value of these instruments due to the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Critical Accounting Policies” in Part III, Item 5 - Operating and Financial Review and Prospects. Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

As of December 31, 2022, our total debt was TRY 53,854.4 million, of which TRY 35,545.4 million consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been decreasing within the last year but could expose us to increased costs if rates increase. In 2015, we arranged a number of financing facilities with a principal amount of approximately USD 2.9 billion (partly in U.S. Dollars and in Euro) for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which has significantly increased our indebtedness. Of this financing amount, we issued a 10-year Eurobond with an aggregate principal amount of USD 500 million and utilized USD 500 million in October 2015, which was followed by a EUR 1.25 billion 10-year loan facility from the China Development Bank (“CDB”). EUR 500 million of this facility was immediately utilized. EUR 195 million, USD 325 million and RMB 251 million were subsequently utilized from this facility until its availability period expired in April 2019. Furthermore, in June 2016 we utilized USD 500 million and EUR 445 million under a 5-year club loan agreement with five international banks, the repayment of which was completed on March 23, 2020.

In April 2018, we issued another 10-year Eurobond with an aggregate principal amount of USD 500 million and a fixed coupon rate of 5.80% per annum in order to finance upcoming debt service. In 2019, we entered into a USD 150 million 10-year export finance facility covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor, and a EUR 50 million three-year sustainability linked loan with an international lender in order to refinance existing indebtedness. In March 2020, we signed EUR 50 million five-year green loan to finance sustainable investments. In August 2020, we signed a EUR 500 million loan package with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. Availability period of subject CDB facility will end in August 2023. In December 2020, we entered into a USD 90 million, 10-year export finance facility in order to finance our procurement from a global vendor between 2021 and 2023. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan to EUR 70 million, and extended the maturity until December 2026. As of April 17, 2023, we have committed lines of around USD 275 million in total. No assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements.

In February 2020, a law was enacted in Turkiye (Law No. 7222 regarding Amending Banking Law and other Laws) which enables investors to act collectively according to changing conditions, and issuers and investors to agree on changing the terms and conditions of debt instruments in accordance with their interests, which if applied may have a negative effect on the terms and conditions of our debt.

On July 27, 2017, the UK Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and, on March 5, 2021, the FCA further announced the dates on which panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available (immediately after December 31, 2021, in the case of all GBP, EUR, Swiss franc and Japanese yen settings and the 1-week and 2-month USD settings, and immediately after June 30, 2023, in the case of all remaining USD settings). Drawings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018 bear rates of interest linked to, among other benchmarks, LIBOR, and the agreements related to these facilities will include a rate-replacement mechanism providing for the replacement of LIBOR with a risk-free rate plus a credit adjustment spread. The elimination of the LIBOR benchmark will result in the rate of interest in respect of LIBOR-linked borrowings under the EUR 690 million CDB facility signed in March 2018, first tranche of USD 150 million export finance facility signed on February 25, 2019 and USD 50 million JP Morgan facility signed on March 19, 2018, being determined with reference to such applicable compounded risk-free rate, which could result in such borrowings being subject to a rate of interest that differs from what LIBOR would have been for an equivalent period. In January 2022, we have approached financial institutions to replace LIBOR and/or EURIBOR with a new reference rate and discussions are still ongoing. We will continue to monitor the developments on this matter and aim to take necessary actions if and when possible.Changes in regulatory guidance, industry standards or market practice could result in further changes to ways in which LIBOR replacement mechanisms or risk-free rates are drafted, implemented or interpreted. In addition, the potential elimination of any other benchmark, changes in the manner of administration of any benchmark, or actions by regulators or law enforcement agencies could result in changes to the manner in which EURIBOR or similar benchmarks are determined, which could require an adjustment to the terms and conditions, or result in other consequences, in respect of any debt linked to such benchmark. Any such change, as well as manipulative practices or the cessation thereof, may result in a sudden or prolonged increase in reported EURIBOR or similar benchmarks (including any LIBOR replacement), which could have an adverse impact on our ability to service debt that bears interest at floating rates of interest.

In recent years, we have also borrowed to finance the business of Financell, our finance company and the working capital requirements of our subsidiary in Ukraine. We may continue borrowing to finance our infrastructure investments, finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Turkiye as short-term TRY loans on an arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

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

We are subject to a significant range of legislative and regulatory requirements, both in Turkiye and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services and ability to terminate subscriber contracts, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we communicate with and care about customers, including our ability to contact subscribers with our offers, the requirements imposed on us with respect to the identity verification of subscribers, our ability to implement any planned or future network or infrastructure sharing initiatives as well as our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply, whether or not we agree that such failure took place, may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators. Furthermore, our licenses generally have specified terms and renewal is not assured. Upon our Company’s application to the ICTA for the extension of the term of the 2G License Agreement, the ICTA has informed our Company that a decision has been made to extend of the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band until April 30, 2029 in accordance with the “Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement”. The extension fee has been determined as EUR 120 million (+ EUR 21.6 million VAT). The initial payment which includes the down payment for the extension fee and total amount of value-added tax, amounting to EUR 81.6 million, equivalent of which is TRY 1.7 billion, was paid on April 7, 2023 in Turkish Lira. The remaining amount will be paid in two equal installments amounting to EUR 31.1 million within two years (on April 30, 2024, and April 30, 2025, respectively). The extension of the concession agreement is subject to legal approvals which have not yet been completed as of the date of this report. In this regard, if the approval process fails, we may be required to transfer our 2G network to the state and lose our usage rights on 2x11 MHz band of 900 MHz spectrum. Additionally, in accordance with the authorization regulation, all operators are required to apply to the ICTA by 2023 as if they were applying for an authorization anew. In this context, the authorizations of our subsidiaries will be evaluated by the ICTA and may be revoked if ICTA’s criteria are not met. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry”.

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

On July 28, 2020, Turkiye amended Law No.5651 on the Regulation of Broadcasts via the Internet and the Prevention of Crimes Committed Through such Broadcasts effective from October 1, 2020, thereby imposing significant obligations on major social media providers, such as the requirement to appoint a representative in Turkiye and to host local user data in Turkiye, as well as process content removal requests and report these to the ICTA. Social media providers that do not comply may face throttling of their traffic bandwidth by up to 90%, which may affect data usage on our networks and, in return, data revenues.

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkiye. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which requires companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulation may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

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

We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and finance laws and regulations (the principal regulators include the BRSA, the CBRT and the Turkish Insurance and Private Pension Regulation and Supervision Authority). The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our finance business. As such, in August 2018, February 2019, January 2020 and most recently in December 2021, restrictions on the number of installments depending on the purpose of the loan have been adopted through amendments in the relevant legislation. The maturity of certain type of loans are explicitly determined under the Regulation on the Principles regarding Incorporation and Activities of Financial Leasing, Factoring and Financing Companies. Accordingly, since December 2021, Financell may provide loans of up to three months for mobile phones with a retail price of TRY 5,000 and above and up to twelve months for mobile phones with a retail price below TRY 5,000, down from twenty-four months on average up until mid-2018. This limitation has negatively affected the growth of smartphone sales and the frequency of renewals in the Turkish market. The long-term growth prospects of our mobile and digital services businesses depend in part on the continuing expansion of the number of smartphone users in the market. On January 6, 2023 the threshold for mobile devices was revised to TRY 12,000. Since January 2023, refurbished smartphones, independently from their retail prices, have similar evaluation conditions on credit transactions, however, on credit card transactions they can be offered with a 12-month installment plan.

Furthermore, on November 14, 2018, the BRSA promulgated an article applicable to factoring, leasing and financial institutions, restricting the distribution of dividends for 2018 and subjecting the distribution of dividends earned before 2018 to prior approval of the BRSA. On January 28, 2021, the BRSA promulgated an additional article which restricted the distributions of dividends for 2020 and limited by 10% of the net profit of 2020 by prior approval of the BRSA. Further, starting from March 19, 2020, a “cultural fund” of 1% over import value is to be paid for imported or manufactured mobile phones which have voice recording qualifications. The President of Turkiye was given the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50% since February 2019. An increase in this tax may negatively impact the number of mobile phones sold in Turkiye. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on financing of specific goods or services in the future. Further, Financell’s portfolio was diversified with new products as well as new customer segments such as fixed broadband customers, SMEs and corporates for their digital infrastructure needs, where the return on investment may not meet our expectations.

Moreover, pursuant to our services such as TV and music, we are subject to broadcasting and copyright laws and regulations.

Additionally, Turkcell Enerji, which is indirectly wholly-owned subsidiary, holds an electricity supply license from EMRA for the purposes of electricity energy trading and wholesale and retail electricity sales. Boyut Enerji, a subsidiary of Turkcell Enerji, owns a Wind Power Plant located in Turkiye has an 18MW mechanical installed capacity and holds an electricity generation license from EMRA. Both Turkcell Enerji and Boyut Enerji are subject to laws and regulations governing the electricity market in Turkiye.

Furthermore, Turkcell Foundation is exposed to various Turkish regulatory and legal obligations specific to foundations. As we enter new businesses, we will also be exposed to the regulatory regimes and decisions specific to those businesses.

Notably, in February 2020, the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No. 103 was amended so that administrative fines imposed by the CMB are indexed to public companies’ financial performances instead of yearly updated fixed administrative fines so far. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of pre-tax profit, which, if imposed would have a significant negative impact on our results of operations.

As of March 1, 2022, the “Regulation on Verification of the Identity of the Applicant in the Electronic Communication Sector” came into force, which requires the operators not to use biometric data when setting up subscription contracts with consumers. In order to avoid reverting to paper-based processes in face-to-face channels, we have continued to use the digital signature on tablets for their subscription contracts, and may face the risk of administrative fines.

In addition to the risks noted above relating to various regulations that we are subject to, differences in the level of regulation on our core telecom businesses and on competitors relying on different technologies may have the effect of distorting competition and placing us at a competitive disadvantage. For example, in the market for internet access services, new generation low earth orbit (LEO) satellite technology is being used to enable internet access globally and, in Turkiye, is subject to less stringent regulation than our land-based networks. Even though these services are not presently authorized and thus could not be used in Turkiye currently, the authorization regime is less complex than the one applicable to mobile services. This could pose a competitive risk in the mid-term.

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

We are heavily dependent on IT and NT systems and services as well as their suppliers, global and local partners and employees for the continuity of our business. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and NT failures and outages due to system deficiencies, human error, natural disasters such as floods and earthquakes, pandemic measures, unsuccessful migration to alternative or improved IT and NT systems, or other factors including but not limited to unintentional third-party interruptions. Notably, a significant portion of Turkiye’s population and most of its economic resources are located in a first-degree earthquake risk zone and Turkiye has experienced a large number of earthquakes in recent years, which may result in significant damages to the IT and NT systems our business depends upon. The continuity of our network and service ability during catastrophic natural disasters largely depends on non-controllable external resources such as electricity outages, fuel logistics, and transportation infrastructure. Long-term power outages pose a risk to the continuity of services. Batteries and generators, which back up electricity outages, can provide network continuity for a limited time. Additionally, the lack of fuel or fuel logistic problems in affected areas might impact the energy production of generators, which could eventually affect our operations. In case of a disaster, due to disruptions in transportation infrastructure and traffic congestion, our network teams may arrive late at our sites, which could postpone service recovery. Furthermore, the rooftop sites, which are generally built on top of residential buildings, might be impacted due to heavy damage and destruction caused by natural disasters. These factors also put at risk the inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations.

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

Based on our Cyber Defense Center practices, we have experienced many privilege theft and escalation attempts which we believe have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected and we believe stopped, including those which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely in the context of the COVID-19 pandemic. Additionally, many phishing and malware activities were detected and we believe stopped, notably ransomware attacks are aimed at several technology companies including Turkcell, which aimed at taking control over our clients and servers. While we are in the process of reviewing the cyber security incident insurance alternatives that are available to us, we currently do not have such insurance, and a compromise of our security systems or those of our business associates, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations. Remote work without virtual private network (“VPN”) makes it difficult to monitor cyber security threats and take necessary actions. Although it is difficult to instantly monitor computers of the employees when not connected with VPN, some actions could be taken to install the patches that will eliminate critical gaps and to follow the running applications effectively. Our data and systems are currently highly sensitive to DDoS attacks due to the fact that a significant proportion of our employees and customers work remotely. As our commercial success is heavily dependent on the continuity of our services, and maintaining the availability of our customers, employees and suppliers personal and financial data DDoS mitigation capability is important not to lose our market reputation.

Although we closely follow general technological trends in communications and technology, we may be unable to adapt to rapid technological changes in communications and information technology, which could result in higher capital expenditures and a greater possibility of commercial failure.

Rapid technological changes in communications and information technology are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service, prices and channels that customers demand or to respond effectively to technological changes, our business, financial condition and results of operations could be adversely affected. In addition, such new technologies require significant capital expenditures and it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance. Although we are following general technological trends in communications and technology, there can be no assurance that we will be able to develop new products and services that will enable us to compete efficiently.

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

Our spectrum licenses have specific terms and durations and they are subject to renewal upon a payment of a fee before their expiry, but this is not guaranteed. The loss of, or failure to renew, licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. Spectrum is a range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the IMT Advanced (known commercially as “4.5G”) auction held on August 26, 2015 in Turkiye we have 2x10 MHz of FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 MHz band. Although the acquired spectrum can potentially be used for the next generation network technology known as 5G, some services that are specific to 5G and our future capacity needs will eventually require us to obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, a 5G spectrum tender by the ICTA in the near future with the possibility of high prices can result in additional costs and investment, including capital expenditures. If the demand for 5G services fails to materialize at a level in line with the industry assumptions, the return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

Upon our Company’s application to the ICTA for the extension of the term of the 2G License Agreement, the ICTA informed our Company that a decision has been made to extend of the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band until April 30, 2029. The extension of the concession agreement is subject to legal approvals which have not yet been completed as of the date of this report. In this regard, if the approval process fails, we may be required to transfer our 2G network to the state and lose our usage rights on 2x11 MHz band of 900 MHz spectrum. All other frequencies that Turkcell has in its spectrum assets will be available until April 2029.

As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive coverage and also on our results of operations. Due to unforeseeable events (such as pandemic) that cause changes in traffic patterns and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, which, in turn, may negatively impact our operational results.

Our 4.5 G license contains certain coverage and/or service quality and local procurement obligations that we may not always be able to achieve. Potential increase in coverage and/or service quality requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

The cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out has been significant. There can be no assurance that we will be able to meet all of the 4.5G license terms and conditions. License agreement contains certain terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkiye in meeting infrastructure obligations, terms warranting our network equipment suppliers to employ a certain number of engineers and local researchers in their local R&D centers, an active network sharing obligation for a portion of the population, variable service quality requirements, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees. We are currently not in full compliance with the coverage obligations under our licenses, in particular with respect to 3G settlement coverage and with respect to the coverage of tunnels in 4.5G. Due to this non-compliance, the ICTA imposed administrative fines on our Company in 2022 and obliged us to establish a total of 400 3G sites (200 in the first year following the decision date and 200 in the following year), and a sufficient number of 4.5G sites for tunnels where there is non-compliance. Therefore, this decision led to an increase in investment costs. Furthermore, with respect to the local procurement requirement, whereas local telecommunications equipment and software production capacity have shown some progress in recent years, there is still not enough research and development, product development and production capacity in the local market for us to meet the license requirements and thus it has not been possible to fully comply. Operators’ requests to waive this requirement for the reporting periods between 2015 and 2021 and the average of the first four-year period have been rejected by the ICTA, in this context, administrative fines (TRY49.2 million in total) were imposed for two periods between 2015 and 2017. Some of the lawsuits for the cancellation of these fines are ongoing. Additionally, administrative fines may also be imposed for not meeting the requirements of years 2017-2021 and for the average of the first four-year period, which may have a material adverse effect on our financial results.

Besides, with the ICTA decision on November 16, 2021, and published on January 13, 2022, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks” in a way to expand the local product obligations in the 4.5G authorization agreement. This amendment may affect our investments and may result in an administrative fine risk of additional local and/or national equipment obligations for future authorizations (e.g. 5G).

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

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms or at all.

Legal proceedings have been brought against mobile operators seeking the removal of base station sites for potential or alleged health reasons. In the past, the Turkish Supreme Court overruled the decisions of some local courts, ruling that a base station could have negative effects on human health over the long term. However, in recent years, it has reversed those decisions and decided that the base stations do not have any proven harms to human health. If Turkish Supreme Court changes its decision or if new regulations are enacted, these could have a material adverse impact on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, from time to time, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles could make it difficult to build new BTS sites and maintain our existing sites. The ICTA issued an updated regulation which further tightened electromagnetic field limits. In the future, if ICTA decides to further reduce the EMF limit values, this may negatively impact network quality and increase our capital expenditures.

The amendments adopted in the Zoning Law entered into force in November 2020, under which telecommunication masts and towers are subject to a license or permissions depending on their height. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In addition, a law in force has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may lead to an increase in our coverage obligations and the number of BTS required to meet such obligations.

The fiber business is also affected by required permission procedures and local limitations.

Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities and institutions. Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published December 27, 2012. Under this regulation, all providers must prioritize facility sharing and co-location in their investments which mandate operators to seek approval from competitors to check if there is any available infrastructure exists or not. In addition to legislation, since 2018 Ministry of Transport and Infrastructure mandated all operators to apply to the most prevailing operator in terms of infrastructure in Turkiye—Turk Telekom—to survey the shareable infrastructure routes and perform the excavation work on their behalf if necessary, prior to the Right of Way process. Alternative operators’ Right of Way and civil engineering processes are dependent on the Ministry of Transport and Infrastructure, the ICTA, Turk Telekom, and other related public authorities. The current infrastructure sharing and right of way procedures, operational difficulties, and public authorities’ approach toward mandatory facility sharing obligation might negatively affect our ability to expand our fiber network and slow down our future investments (see—“Regulatory decisions and changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition”).

Also, in some cases, we could face the risk that, despite the approval of the Ministry of Transport and Infrastructure, public authorities or institutions may hold or refuse to recognize these approvals to grant excavation permissions.

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

Turkcell Superonline, our fiber infrastructure service company, won the tenders of BOTAS, Turkiye’s state owned pipeline company, and TEIAS, Turkiye’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS (Petroleum Pipeline Cooperation) for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. The lease agreement between Turkcell Superonline and BOTAS, on which an important portion of fiber infrastructure backbone routes are established, will have to be renewed with a new tender in January 2025. The renewal and its conditions might have significant business and financial impacts for our fiber business.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our counterparty such as suppliers or distributors may have an adverse effect on our business and financial condition.

We purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems, simcards, handsets and distribution. Further, although starting from January 2021 onwards this has changed to include additional distributors for technology products other than smartphones and tablets, we have been working with only two exclusive distributors in Turkiye since 2015, which creates concentration risk. Any financial difficulty or failure of any of our suppliers and/or our distributors in terms of timing and quality may adversely affect our business and financial condition. Such suppliers and distributors could fail to provide equipment, especially with the rising global chip shortage crisis or service on a timely basis as a result of a disruption to the global supply chain. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. The cost and time lag that can be associated with transitioning from one supplier to another further increased in the post-COVID-19 period. Because of those our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

Our competitive position could also be adversely affected if our suppliers fall behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation, inflation and shortage crisis—both in Turkiye and internationally— we need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

We have two major shareholders whose interests may not be aligned with those of other shareholders.

In October 2020, Turkiye Varlik Fonu (“TWF”), the wealth fund of the Republic of Turkiye, acquired control of 26.2% of the outstanding shares of our Company. This stake is held through its wholly owned company, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. (“TVF BTIH”), now our largest shareholder. The current Chairman of TWF, Recep Tayyip Erdogan, is the President of the Republic of Turkiye.

TWF has recently acquired an additional 55% stake in our main competitor Turk Telekom, in addition to 6.68% they held in the past, and the Ministry of Treasury and Finance of the Republic of Turkiye has a golden share in that company. More generally, TWF is an important investor in the Turkish economy and holds important stakes in numerous other major Turkish companies, including companies that we have business relationships with. This includes several major banks and financial services companies, including Borsa Istanbul, the operator of the Istanbul Stock Exchange, Turksat, and energy and infrastructure operators.

Turk Telekom is our main competitor in the Turkish fixed line business and is one of our two main competitors in the mobile business. We can give no assurance regarding the positions that TWF will take as a controlling shareholder of Turk Telekom and of our Company, and that it will not in some instances favor Turk Telekom. In the past, before TWF became our controlling shareholder, we have proposed a pooling of our infrastructure resources and development in the fiber business with those of Turk Telekom, which has not yet been finalized.

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

The Group A shares owned by TVF BTIH are subject to a three-year lock-up agreement, during which TVF BTIH is required to use its reasonable endeavors to cause Turkcell not to terminate its ADR program. The three-year lock-up agreement is set to end in October 2023.

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

In addition, we were subject to shareholder activism campaign in the past. We believe that such actions may be damaging to our reputation and that responding to such actions could be costly. Perceived uncertainties as to our future direction as a result of such shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may adversely affect our relationships with vendors, customers and other third parties.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkiye, including the Competition Board, the ICTA, the Ministry of Commerce, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with some of these authorities, as discussed below. We are also from time to time involved in disputes with private parties, including suppliers, distributors and other business partners. Although we do not market our services in the United States of America, because we are an SEC reporting company, from time to time parties with which we have commercial and copyright disputes may seek to litigate those disputes in courts in the United States (we have been threatened with one such claim involving an alleged patent infringement in Turkiye, which we dispute). We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 37 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

Current tax and other disputes include the following:

●	Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in relation to the periods through 2021, and the Turkish Treasury may change its views based on its interpretations of treasury share calculations. Therefore, unanticipated treasury share liabilities and fines may also be levied.
●	Treasury Share investigations are made by the Ministry of Finance. Investigations have been made for 2018, 2019, 2020, 2021 and the first nine months of 2022, without assessment. We cannot rule out the possibility that disputes will arise in respect of subsequent periods.
●	Operators must pay license and annual utilization fees for the wireless equipment to the ICTA. The wireless equipment fee (TRx) is calculated as 5% of monthly net sales amount of the Company. We believe that content services are provided without any infrastructure requirements and, therefore, content service incomes should not be considered as mobile electronic communication services. The ICTA does not agree with us and is contesting our request to recover approximately TRY 142 million of TRx fee paid. The lawsuits regarding the dispute are currently ongoing in the appeal stage.
●	Administrative fines and refunds were requested in the investigation conducted by the ICTA to determine whether the Company complies with the «Procedures and Principles for Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services» regulation. Prior to the final decision taken by the Board within the scope of the investigation, the ICTA has decided: (i) to give 5 months to prove the operators’ claims that “it should not be concluded that all subscribers subject to violation are getting services without their will” (ii) to meet the consumer refund complaints regarding the services provided with the same purchasing method during this period and (iii) to submit the detailed report on these actions within a month following the 5-month process. Should our defenses not be accepted, a significant fine can be imposed and refunds may be required as a result of the examination.
●	The ICTA initiated investigations regarding the R&D obligations for the period of 2013-2016, 2016-2017 and 2017- 2018 arising from the 3G and 4.5 G license terms. As a result of the investigation the ICTA has decided to impose an administrative fine of TRY 18.0 million on Turkcell, for the period of 2013-2016. The administrative fine was paid on February 26,2021 as TRY 13.5 million with the early payment discount (1/4). On the other hand, as a result of the investigation, the ICTA has decided to impose an administrative fine of TRY 31.1 million on Turkcell, for the period of 2016-2017. The administrative fine was notified to Turkcell on January 29, 2021 and was paid on February 26, 2021 as TRY 23.4 million with the early payment discount (1/4). The 12 lawsuits regarding the dispute are currently ongoing in the appeal stage. Other cases are pending. In addition to the mentioned investigations, administrative fines were also requested for the following reporting period (2017-2018) and new investigation has been launched for the next periods (2018-2019, 2019-2020, 2020-2021). The ICTA also stated that it may impose administrative fines for these periods. Although the investigation processes continue, there are significant risks that as a result of investigations, the ICTA may impose similar or higher penalty decisions.
●	The Turkish Competition Board has, for several years, alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, this and similar actions may have financial consequences and hinder our ability to effectively respond to competition.
●	The Competition Board has launched an investigation regarding anti-poaching agreements in labor markets. In case the investigation concludes against our company, a significant fine can be imposed.

●	The ICTA has initiated an investigation to examine the compliance of the activities carried out within the scope of Board Decisions No. 58 (Board Decision on Refunds to Subscribers), No. 116 (Refund/Use of Remaining Amount on Prepaid Lines) and No. 123 (Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution). Since the ICTA considers that all remaining balances on prepaid lines that have been cancelled since 2010, as per the Board Decision number 123, should be transferred to the Ministry, the ICTA imposed an administrative fine amounting TRY 4.7 million on the Company. In addition, the ICTA’s decision will require us to refund remaining balances on prepaid lines to the Ministry. The total remaining balances to be refunded has not yet been determined and is not expected to be material.
●	In accordance with the relevant legislation, facility sharing requests must be processed via ECIIS (Electronic Communication Infrastructure and Information System) and permission must be obtained from the Ministry for fiber infrastructure excavation works. The ICTA initiated an investigation against some operators, including our Company, about previously installed infrastructures and facility sharing applications. There is a risk of administrative sanctions (including suspension of infrastructure excavation permits) and fines against our Company.
●	Our Company is obliged to inform subscribers by SMS regarding package and over usage fees, when they reach a certain level of usage. ICTA demanded detailed information of the process for the last 2 years, which made us to examine around 7 billion of invoices in the related term. If there would be a detection of system malfunction or if the instances of no information being given by SMS to any subscriber are identified, there is a risk of administrative sanction and/or refund of fees to subscribers.
●	In relation to Southeastern Turkiye Earthquakes, an investigation has been initiated against our Company regarding the activities related to the communication infrastructure. Although the Supervisory Board has not yet detected any violations or made any sanction assessments, there is a risk of administrative sanctions for failure to comply with the obligations under the relevant legislation.
●	Dogan Dagitim Satis Pazarlama Matbaacilik Odeme Aracilik ve Tahsilat Sistemleri A.S. (whose title subsequently changed to Demiroren Dagitim Satis Pazarlama Matbaacilik ve Tahsilat Sistemleri A.S., “Demioren”) had filed a lawsuit against the Company requesting the collection of monetary damages of TRY 110.5 million by reserving its rights for surpluse, together with a compensation of maximum 3 times of the damages, claiming that they suffered loss because of the applications of the Company subject to the Competition Board decision which TRY 91.9 million administrative fine was imposed to the Company. During the hearing of the case dated June 22, 2022, the court partially accepted the case and, ruled reimbursement of TRY 215.6 million together with the discount interest. Both parties have filed appeals against the decision regarding the parts of the decision that were ruled against them. Turkcell’s appeal request was accepted and the decision of the first instance court was reversed. The lawsuit is currently ongoing.

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

For the year 2020, a TRY 647.9 million deferred tax asset has been recognized in Ukraine in respect of losses and the balance of deferred tax asset is TRY 1,142.9 million for the year end 2021. Please refer to Note 10 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F. lifecell has recorded positive taxable profits for the year ended December 31, 2020, mainly as a result of increased subscriber numbers and effective cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. There are currently no restrictions on utilization of the tax losses carried forward. However, in accordance with the Law of Ukraine Mo 1914-IX on Amendments to the Tax Code of Ukraine and Certain Legislative Acts of Ukraine to Ensure Balanced Revenues of the Budget, starting from January 2022, large taxpayers are entitled to utilize only up to 50% accumulated tax losses carried forward from previous reporting years in their current tax return. The balance of unutilized tax losses is carried forward to future periods until fully utilized. If the amount of tax losses is less than 10% of the financial result, then such tax losses may be utilized in full. The balance of deferred tax asset for the year end 2022 decreased to TRY 1,047 due to utilization, however, the impact was lower due to foreign currency movements. However, the accuracy of the judgements and estimations that lifecell will continue to generate taxable income in the future based on the business plans, any change in the recoverability of the assets due to current status in Ukraine and the current tax regulations in Ukraine may be subject to change.

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

Our latest review as of December 31, 2022, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness”. Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified and highly skilled telecommunications and technology personnel in Turkiye and elsewhere is intense, in particular in the area of software development, cyber security and techfin. Additionally, the global trend to shift to remote working practices has increased the flexibility of changing jobs, and current macroeconomic conditions in Turkiye, especially the depreciation in the Turkish Lira, has and may continue to impact our ability to retain our employees. Especially, the market for qualified technical roles is not just only highly competitive, but also scarce in demand, which impacts our ability to replace our personnel with qualified and capable successors. Moreover, in late 2022, the government introduced an early retirement program, which eliminated a retirement age requirement which was set at 58 years for women and 60 for men. The new arrangement will benefit people who started working before September 1999 and who have completed 20-25 years of social security-registered working life. The program might impact our employee base by resulting in senior talent retirement and may trigger a bulk payment of severance package. The loss of the service or loyalty of key personnel, due to aforementioned conditions, as well as pandemic, could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor. In addition, we depend on our dealers, distributors, business partners and their employees for the growth and maintenance of our customer base.

Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses. Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

The market price of our ADSs may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs will take place in different currencies (U.S. dollars on the NYSE and Turkish Lira on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Turkiye), resulting in the trading prices of these securities differing on these two markets. Securities markets worldwide experience significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our stock or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses. In addition, share sales by major shareholders, and the perception that significant sales could occur, may have an adverse impact on the price of our shares and ADRs.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. is a joint stock company organized and existing under the laws of the Republic of Turkiye, was formed in 1993 and commenced operations in 1994. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE. In October 2020, TVF BTIH, a subsidiary of TWF, the wealth fund of the Republic of Turkiye, acquired control of 26.2% of the outstanding shares of our company, making it our largest shareholder. 19.8% of our shares are controlled by our second largest shareholder IMTIS Holdings S.á r.l., an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark, Maltepe, Istanbul, Turkiye. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr.

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in October 2015. 22 MHz (2x11 MHz) of our 900 MHz bandwidth is set to expire along with our GSM license on April 27, 2023. We applied to the ICTA for a 6-year extension of our GSM license and associated rights of spectrum use until April 30, 2029. Upon our application to the ICTA for the extension of our spectrum usage rights in 900 MHz band and our GSM license, ICTA has notified Turkcell on March 31, 2023 in writing that it was resolved to extend the term of both within the framework of “Procedures and Principles for Defining the Term Extension Conditions of the GSM Concession Agreements and the GSM 1800 Concession Agreement” until April 30, 2029. The extension of the concession agreement is subject to approvals which have not yet been completed. The price for the extension of the term was determined as EUR 120 million (excluding VAT and interest payable on the installments), half of which and VAT was paid on April 7, 2023 in TRY currency in advance, and the remaining amount will be paid in TRY or EUR and in two equal instalments each of which is EUR 31.14 million, where the first instalment will be paid one year after the payment date and the second two years after the payment date.

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

We were granted a 20-year 3G license, which provides the widest frequency band and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement and it will expire on April 30, 2029.

In 2013, we won an auction held by the Ministry of Transport and Infrastructure related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service in these areas for three years. This contract was extended through December 31, 2019 and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure extended the contract under the same conditions through March 31, 2022. From this date on, the Universal Network ownership was transferred to the Information and Communication Technologies Authority from the Ministry of Transport and Infrastructure and Turkcell signed a new protocol with this Authority to provide only Core Network Operation services and transmission lease lines for the Universal Network. The maintenance, repair and operation services of the sites established within the scope of the Universal Phase-1 project that was carried out by Turkcell were transferred to Turksat as of April 1, 2022.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four equal installments, where the last installment was paid in April 2017. The spectrum acquired in the 4.5G auction will also be expiring on April 30, 2029.

Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of total spectrum available to the mobile operators in Turkiye. The large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with a strong network deployment, have enabled us to provide the fastest 4.5G speeds through carrier aggregation techniques and availability of advanced user devices supporting new features. Turkcell supports up to 1.6 Gbps speeds on its network and this allows customers to get better network experience and access mobile services at speeds comparable to fiber broadband.

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

We have a strong track record of profitable operations with total revenues of TRY 61,544.3 million, Adjusted EBITDA of TRY 24,939.8 million and net income of TRY 4,174.7 million for the year ended 2022. We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 18,559.4 million for the year 2022.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers, and by year-end 2022 that number had grown to 54.0 million for the Group. In addition to our operations in Turkiye, we have various international operations.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 83.3 billion as of December 31, 2022, making us the 21st most valuable publicly traded company in Turkiye at that time.

In addition to our operations in Turkiye, we have various international operations. For more information, see “Item 4.B. Business Overview—IX. International and Domestic Subsidiaries”.

Assessment of the Earthquakes Impact

On February 6, 2023, two high-magnitude earthquakes (“Southeastern Turkiye Earthquakes”), epicentered in Kahramanmaras impacted 11 cities across Southeastern Turkiye, affecting the lives of 14 million people which represents 16% of country’s population. The two earthquakes and aftershocks in the following days caused huge destruction of five cities in particular, destroying thousands of buildings in the region. The government declared a State of Emergency in 10 cities for a minimum 3-month period. We took immediate actions after the quakes to ensure the safety of our colleagues and to provide communication to 6.5 million subscribers in the region. On the first day of the earthquakes, almost half of our 3,300 base stations in the region were out of service mainly due to power outages and destruction. We rapidly deployed more than 1,200 network personnel to the region to make the necessary repairs. We swiftly reactivated 99% of our sites by deploying around 250 mobile base stations and 1,400 electric generators as of the end of February, to compensate for the loss of one tower and around 150 base stations that were destroyed. As of the end of February, less than 100 km of fiber network repairs are underway, including enhancements in our fiber infrastructure, as well as fiber investment for mobile network and back-up capacity constructions. Although we have insurance policies with relevant coverage, such insurance policies will not offset the full amount of the operational expense and capital expenditure requirements for recovery. We began to provide Wi-Fi services via mobile base stations in tent and container areas. Turkcell has around 6.5 million total subscribers in the State of Emergency region, representing 16% of mobile subscriber base, and 10% of each of fixed broadband and IPTV subscriber bases. While providing free communication packages to subscribers, healthcare personnel and emergency teams in the region, we have also provided one month of free communication to subscribers in the state of emergency region. Around 13% of our exclusive stores are in the affected region, and as of April 17, 2023, 72% of them are fully operational and all our services continue to run uninterruptedly through our digital channels and containers we have deployed in the area. We are deeply saddened by the lives lost, which include 21 of our colleagues. In accordance with the option provided by the CMB’s decision dated February 9, 2023, the Board of Directors of Turkcell has resolved to make in-kind and/or cash donations and provide appropriate benefits and aid of up to 3.5 billion TL to the earthquake victims directly and/or through related aid institutions. The donation and contributions will be presented to shareholders for approval at the first general assembly meeting.

4.B Business Overview

Since 1993, Turkcell has played a central role in the development of the telecom industry in Turkiye, first as a traditional mobile operator, then as a converged telecom operator, and more recently, also as a digital service provider. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the telecom market leader in Turkiye on the back of our service quality, value proposition and strong distribution network. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of mobile and fixed broadband communications, digital services, digital business services and techfin services.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators, and with an extensive network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and TV services. We have our own fiber network of 60 thousand km backbone, and that is currently capable of offering up to 10 Gbps.

We had 54.0 million subscribers in Turkiye, Ukraine, Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2022. In Turkiye, we had 41.7 million total subscribers (37.5 million mobile, 2.9 million fixed and 1.3 million IPTV subscribers) as of the same date.

In accordance with our integrated communication and technology services strategy, we have reported our telecom, digital services and digital business services related businesses in Turkiye and outside of Turkiye under Turkcell Turkiye and Turkcell International reportable segments, respectively. All other businesses were reported under the Other segment until 2021. Starting from 2021, we have made changes in our reporting segments. We have created a new segment called “Techfin” under which we now report our financial services businesses. Furthermore, consumer operations of our subsidiary Turkcell Satis which includes retail channel operations, smart devices management and consumer electronics sales through digital channels, have been moved from Turkcell Turkiye into the Other segment. These changes are summarized under “Item 5 - Operating and Financial Review and Prospects”.

Our business is divided into three main reportable segments: Turkcell Turkiye, Turkcell International and Techfin.

●	Turkcell Turkiye. Turkcell Turkiye comprises our telecom, digital services and digital business services related businesses in Turkiye. Our Turkish telecommunications business represents the largest share of our business, accounting for 76.9% of our revenues and 79.7% of our Adjusted EBITDA in the year ended December 31, 2022.
●	Turkcell International. Turkcell International comprises our telecom and digital services related businesses outside of Turkiye. Turkcell International accounted for 10.4% of our revenues in the year ended December 31, 2022. We have telecommunications operations in a number of international markets that we believe are complementary to our operations in Turkiye and the potential to export our business model. These geographies include Ukraine (which accounted for 7.8% of our revenues in the year ended December 31, 2022), Belarus (which accounted for 1.5% of our revenues in the year ended December 31, 2022), the Turkish Republic of Northern Cyprus (which accounted for 0.8% of our revenues in the year ended December 31, 2022) and the Netherlands.
●	Techfin. Techfin comprises all our financial services businesses. Techfin accounted for 3.5% of our revenues in the year ended December 31, 2022, and is mainly comprised from Financell (which accounted for 1.8% of our revenues in the year ended December 31, 2022) and Paycell (which accounted for 1.4% of our revenues in the year ended December 31, 2022).
●	Other segment. This segment mainly comprises our non-group call center, energy businesses, and retail channel operations, smart devices management and consumer electronics sales through digital channels of Turkcell Satis, and intersegment eliminations. This segment accounted for 13.4% of our revenues in the year ended December 31, 2022, of which 4.2% is attributable to intersegment eliminations.

We have a strong track record of profitable operations with total revenues of TRY 61,544.3 million, Adjusted EBITDA of TRY 24,939.8 million and net income of TRY 4,174.7 million for the year ended 2022. We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 18,559.4 million for the year 2022.

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

Since Turkcell have started its operations in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more toward data, along with simultaneous voice and data capabilities. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers services over 2G, 3G and 4.5G technologies. 5G is yet to be commercially available nationwide in Turkiye; however, we are preparing to ensure that our network architecture and topology are aligned with the needs of a future 5G network. Additionally, a localized commercial launch of 5G services took place in Istanbul Airport in July 2022 together with other mobile operators. Currently, we are upgrading our LTE base stations to support 5G service in our existing frequencies. Additionally, as 5G sites require much higher backhaul transport capacities, we aim to bring more fiber connections to our sites, which will be instrumental when 5G base stations are deployed in those site locations in the future.

Turkiye has a wide range of fixed broadband services including fiber, cable, FWA, and xDSL (ADSL or VDSL services). xDSL services are the most commonly used fixed broadband services in Turkiye where Turk Telekomunikasyon A.S. is the incumbent operator in these services. xDSL services are provided over copper lines with limited data transmission capacity. There are also alternative internet service providers delivering xDSL services using Turk Telekom’s infrastructure. Fiber technology has a higher capacity, providing high speed connections with speeds ranging from 10 Mbps to 10 Gbps. However, compared to OECD countries, Turkiye lags in the fiber penetration which requires high capital expenditure and construction. Our Company has branched out into the development of fixed line networks, including fiber-optics connections directly to the home, creating a “FTTH” network. In order to fill the gap in the areas where fiber services cannot be provided, feasibly deployed, or that are constrained by xDSL service, an alternative “FWA”) solution is also offered. This solution, branded as Superbox, has become a success for broadband access in areas where fiber penetration is limited or not available at all.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential due to favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

There were 85.3 million people living in Turkiye as of December 31, 2022. According to a TurkStat announcement, the estimated median age of the Turkish population is 33.5, which is lower than elsewhere in Western Europe, and the majority of the population live in urban areas.

There are currently two other major operators in the telecommunications sector in Turkiye apart from Turkcell: Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment Turk Telekom Mobil (“TT Mobil”) and TTNET, or “Turk Telekom Group”), and Vodafone Telekomunikasyon A.S. (“Vodafone”).

Vodafone Turkiye is a privately held company, where Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund.

Acquired in March 31, 2022, 60% of the shares of Turk Telekom is held by our largest shareholder, TWF (where they also hold 1.68% of shares in its free float). The Republic of Turkiye’s Ministry of Treasury and Finance owns a 25% stake and the remaining 15% of Turk Telekom shares are publicly traded.

II. Strategy

Turkcell has played a central role in the development of the telecom industry in Turkiye since 1994. Turkcell started its life as a mobile operator. Later on, along with the convergence strategy, it started to offer fixed telecom services and became an integrated operator. Finally, by developing its digital product and service competencies, it adopted the digital operator vision.

At our previous three-year strategic plan which was announced in 2019, we mentioned our core competencies which were our strong brand, excellent customer relations, high quality infrastructure, market-leading technology as well as a skilled workforce. In that plan, in addition to growth in core telecom services we also underlined profitable growth of the Group by leveraging our competencies and focusing on three key strategic areas: digital services and solutions, digital business services and techfin services.

This year, on the successes of our previous strategic plan, we are developing a step further and building a new three-year strategic plan for 2023 - 2025.

Similar with our previous strategic plan, telecommunication is our core business and where we focus on. With a purpose to continue our growth, telecom services continue to be at the center of our strategy. We will maintain our leadership in mobile and continue to invest in fiber business to increase our market share in the fixed broadband market.

As a second pillar of our strategy, we aim to achieve growth beyond telecommunication services. Turkcell began its digital transformation with the vision of becoming a provider of the full set of digital experiences for its customers. Our unique portfolio of digital services such as TV, music, storage and digital communication are made available to our customers through our market-leading telecommunication capabilities, which set us apart from global over-the-top (“OTT”) players. We will continue to focus on monetizing these services, particularly on their revenue generation on a standalone basis. We will deepen our digital services by constantly reviewing and optimizing our product portfolio, focusing on and highlighting the leading products. We are combining these services under the name of “Digital B2C” and adding digital education as a new focus area, aiming to be a strong player in the edtech market. We will particularly focus on increasing the competitiveness of our TV product offering. Already offered by our international subsidiaries, our digital services are set for expansion in new markets through commercial partnerships, mainly with other telecom operators. As an example of this, a strategic partnership has just been announced with Veon Group to advance BiP, Turkcell’s instant communication service in Pakistan.

The second source of our growth beyond telecommunication business is digital B2B services. Turkcell Digital Business Services, our technology service provider company, is continuing to provide tailor-made, end-to-end information & technology (ICT) solutions which include connectivity, data center and cloud services, security services, system integration and managed services, new generation technologies and business applications for enterprise customers, SMEs and central and local authorities by leveraging our ability to combine telecom and IT services and thereby adding value in the course of their digital transformation. We particularly target sectors including health, education, manufacturing, retail, central and local authorities, logistics, finance, energy, tourism and SMEs. Our target for Turkcell Digital Business Services was to become market leader in IT services market of Turkiye by 2022, and as per IDC report, we have achieved this objective two years ahead of our target. As a market leader, cyber security, data center, cloud, health and education will continue to be our main focus areas within the scope of our new strategic plan.

As the last pillar of growth beyond our telecommunication strategy, we continue to focus on digital financial services, or “techfin services”. Through digital financial services, we aim to provide our customers with a complete portfolio of digital solutions to meet their financial needs. In this regard, in June 2022, we made a digital banking company establishment application to BRSA in Turkiye, where the approval process continues. With our newly established insurtech company Turkcell Dijital Sigorta, we aim to provide fast and easy access insurance products with a digital and data-driven model. Besides, our mobile payment company, Paycell, has established key vertical business lines including mobile wallet, carrier billing (Pay Later), utility payments, money transfer, QR code payments and POS services. Going forward, Paycell is focused on scaling its products, targeting both the consumers and merchants to establish the position of being the leading fintech company in Turkiye and in the region. Paycell aims to increase its recognition in the international arena with business partnerships and company establishments.

The information mentioned above covers our strategy of what we will do to grow and which areas we will focus on. We will continue to provide digital solutions to meet the needs of both our individual and corporate customers and to ensure their digital transformation by simplifying the areas we have entered so far, and focusing on, and deepening our market in particular new areas. However, our main focus for the next 3 years will be how we do it. While providing all these services to meet digital needs of our customers, we will be more efficiency-oriented and focused on maximizing our value. Thus, we started a variety of different optimization and efficiency projects.

This composes the third pillar of our strategy, which is value maximization:

●	The most important component of our value maximization strategy is energy management. We foresee that our most important cost item in the next three years will be energy. By further improving the renewable energy investments we have made to date, we will balance our group energy costs and increase efficiency.
●	Our second focus for value maximization is digital transformation. Although we have been constantly improving our digital competencies for a while, we will approach the process holistically and complete the digital transformation in both sales and business processes. We started the project, determined by the 3-year initiatives, built a digital transformation function and we expect an increase in customer satisfaction, digital revenues and productivity.
●	Thirdly, due to our operations in many different business areas, we aim to renew our Group governance model and manage each business with a bespoke structure, thereby creating long-term value. We are carrying out a comprehensive project and eventually we will create a new group governance model that will provide both agility, efficiency and value maximization.
●	Innovation is another strong capability of ours. We were one of the first players in our sector to invest in large-scale R&D, and we are now one of the leading companies in terms of investment into, and results arising from, R&D. We will closely follow the innovative projects realized in the company in order to maintain our leadership and obtain the maximum benefit from these projects. Thus, we aim to create value by increasing the number of products that have achieved a certain scale, such as BiP, fizy and lifebox.
●	Finally, we will also be focusing on efficient capital management. For the efficient capital management, we adopted a smart capital expenditure (“smart capex”) strategy. Considering the increasing costs, we started to make our investment plans with the smart capex approach in order to make these investments more efficient. Thus, we will both ensure investment optimization and accordingly, we will provide value from this approach by making our sales and marketing activities more focused. Another process we adopt as a part of our strategy is portfolio optimization, in which we review a wide range of products and services systematically in order to keep the product range dynamic and to ensure continuous simplification and focus. We will ensure continuous efficiency by allocating our resources to the right areas, together with the evaluation and optimization that we will continue to undertake with a strategic and financial perspective. Again, because we operate in different business areas and sectors, we also need different expertise. We plan to step into value-creating businesses by entering into collaborations and partnerships in different fields. In addition to these efforts, we also have a venture capital fund for new businesses. Finally, we continue to assess macroeconomic conditions and pursue opportunities in Turkcell Superonline, BiP, Paycell and Global Tower where possible. Uncovering the value of these assets and seizing the appropriate opportunities will be one of the focus areas that we will work on in the next three years.

As the fourth pillar of our strategy, in every business we do, in every field we enter, our most important approach will be people-orientation. We will continue our efforts to provide a unique experience for both our customers and employees. We will get to know our customers with our analytical competencies and aim to innovate the customer experience with the opportunities offered by digitalization. We will focus on an effortless, personalized and consistent experience for secured, valuable and happy customers. In terms of our goals for upkeeping employee satisfaction, we will focus on physical, social, financial and psychological well-being; as well as enhancing corporate culture, securing talent management and implementing a strategic workforce management project.

Finally, sustainability will be one of the most important components of our strategic plan which includes environmental sustainability, digital and social inclusivity and ethical and valuable operation.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkiye, as of December 31, 2022, we had a total of 41.7 million subscribers including 37.5 million mobile subscribers, 2.9 million fixed broadband subscribers and 1.3 million IPTV subscribers.

As part of our increased focus on customers and with a vision to provide digital services, we take actions designed to increase customer base and loyalty. Such loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are to:

●	attract new customers;
●	increase the loyalty of existing Turkcell customers;
●	create value for changing needs of customers with the support of digital services;
●	ensure behavioral and emotional brand loyalty;
●	ensure a seamless series of positive brand experience throughout all customer interaction points; and
●	to maximize our value by making the right offers to the right customer using analytical competencies.

On a broader scale, Turkcell Turkiye divides its customers into three main categories:

Consumer Category

In the consumer category, we manage our mobile subscribers either under the mass segment or under one of our three large sub-segments, youth, women and premium. In addition, a micro segmented approach has been applied throughout the year, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital service provider and enlarging our customer base, we provide numerous offers and campaigns enriched with our digital services such as BiP, fizy, TV+, lifebox and GAME+ in accordance with market dynamics and customer demand.

Fixed broadband customers are consolidated under a single segment (residential) and managed under the consumer category along with mobile consumers. By positioning the residential segment under the consumer category, we aim to enhance synergy between mobile and fixed businesses. Under the residential segment, we have our fiber internet customers, who use our own fiber infrastructure, and our DSL and cable customers, to whom Turkcell is a reseller. Turkcell’s FWA service, Superbox, is also managed under the residential segment.

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

b. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkiye. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. As of December 31, 2022, we had 12.0 million prepaid and 25.6 million postpaid subscribers, compared to 12.0 million prepaid and 23.7 million postpaid subscribers as of December 31, 2021.

We provide a range of fixed services in Turkiye including voice, broadband and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, through sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet services, and direct to home broadcasting services in Turkiye. As of December 31, 2022, we had approximately 2.9 million fixed broadband customers of which 2.1 million were fiber customers, 751 thousand were ADSL customers and 44 thousand were cable customers, compared to 2.7 million fixed broadband customers of which 1.9 million were fiber and 755 thousand ADSL, and 55 thousand cable customers as of December 31, 2021.

In relation to the Southeastern Turkiye Earthquakes, Turkcell has around 6.5 million total subscribers in the State of Emergency region, representing 16% of mobile subscriber base, and 10% of each of fixed broadband and IPTV subscriber bases. While providing free communication packages to subscribers, healthcare personnel and emergency teams in the region, we have also provided one month of free communication to subscribers in the state of emergency region.

We provide a range of digital services related to communication, music streaming, entertainment to individuals, cybersecurity, data center, cloud to enterprises as well as services under techfin categories.

(i) Voice Services

Voice services are among the key services that we provide to our customers. Voice services consist of high-quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband Services

Our broadband services consist of mobile broadband, fiber to the home/building, xDSL, cable and fixed wireless broadband services (FWA) over our mobile network.

Our capability to offer 4.5G in all of 81 cities in Turkiye has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera, etc.) and have an open operating system (e.g. iOS, Android, Windows Mobile, etc.) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 87% by the end of 2022, up from an 86% penetration at the end of 2021. As of December 31, 2022, the number of subscribers who have signed up for 4.5G on our network was 36 million. This represents 96% 4.5G subscriber penetration of our mobile subscribers in Turkiye. With rising 4.5G penetration and the increase in the number of FWA-service users, average mobile data usage reached 14.7 GB per month in 2022, vs. 13.3 GB per month in 2021, while average mobile data usage of 4.5G users reached 16.0 GB per month in 2022, vs. 14.9 GB per month in 2021. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2022	2021	2020	2019	2018
Number of smartphones on our network (millions)	27.9	26.6	23.7	22.0	22.4
4.5G compatible smartphone share in total smartphones	93%	92%	91%	87%	80%
Penetration(1)	87%	86%	81%	76%	74%
(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

Since February 2014, the sale of smartphones through credit cards with installment plans has been banned in Turkiye. Turkcell initiated Financell in 2016 to offer its customers consumer loans in their purchase of smart devices. As a macroeconomic prudential measure, the BRSA has introduced a limit to the number of installments for consumer loans, starting from September 2018. Since December 2021, smartphones with a retail price at or above TRY 5,000 can be offered with a maximum three-month installment plan, whereas the maximum installments is twelve-month for smartphones with a retail price of up to TRY 5,000. On January 6, 2023 the threshold was revised to TRY 12,000.

Increased prices and volatility in the device market encouraged the development of an alternative market for refurbished devices. In 2021, we started to provide refurbished devices at lower prices. Turkcell postpaid customers are eligible to buy refurbished devices, that are sourced from certified refurbishment centers, in cash or installments. Refurbished phones are subject to the same limitations as smartphones for credit transactions. Refurbished devices can be offered with a 12-month installment plan at any price point through credit cards and also have lower VAT (1)%. Recent laws and regulations for the secondhand device market provide incentives for the rapid development of this business and aim to establish a regulated market for used devices. Customers can sell or buy refurbished devices through a secure medium. In addition to customer satisfaction and environmental benefits, we anticipate that this business will reduce the imported and illegally imported devices in the market.

Distributors, dealers, Financell and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complementary products such as accessories, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand such as Samsung, Apple, Oppo and some local handset manufacturers such as Reeder, OMIX and General Mobile. We believe this contributes to increased smartphone penetration and data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet tariffs to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering with our unique brand and our competitive customer service. Outside of our own fiber infrastructure we are able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service. We emphasize our “no hidden fees” value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices.The fiber packages with speeds over 100 Mbps is our focus, and the ratio of new customers in these packages to total new customers increased from 18% in 2021 to 37% at the end of 2022.

In addition to the internet, voice and TV bundles, our residential broadband customers are offered the fixed broadband and fiber device bundled campaigns, where specific models of new technology devices are offered to customers with 12- or 24-month internet service contracts. Furthermore, starting from the first quarter of 2020, our residential segment customers are able to benefit from campaigns with devices that match their credit scores and obtain financing from Financell.

We also serve our customers with our FWA service Superbox, which offers wireless high-speed internet access for customers and is primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Turkiye. The required equipment is included in the subscription plan and the service uses the LTE Advanced network as a backhaul to provide internet connectivity. As of December 31, 2022, we had 671 thousand Superbox customers in Turkiye, up from 604 thousand a year ago. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

(iii) Digital Services and Solutions

Over the course of the past years, Turkcell has developed its own digital services and solutions. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on iOS, Android and HarmonyOS platforms. These applications are available for any user regardless of their choice of mobile operator. All of these apps are created and/or sustained by our in-house mobile application development team comprised of more than a thousand R&D engineers.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. We are also focused on marketing our digital services portfolio to trusted telecom operators around the world. Having established stand-alone companies for some of these services, we have taken a step towards their global competitive positioning. These companies include the ones for BiP, lifebox, TV+, fizy services and Lifecell Dijital Servisler (including gaming and digital advertising services), with which we aim to stand out in the global competitive arena. As part of this structure, these brands aim to conduct their activities in a faster manner and with a greater focus with their own organizational structures.

In 2022, we had 5.1 million standalone paid users which mainly include subscriptions for IPTV, mobile (OTT) TV, fizy, lifebox and Game+. The performance of our digital services portfolio is monitored internally through KPIs that are relevant to each individual service.

BiP

BiP is an integrated IP-based communication platform with the following key features:

●	Instant messaging to contacts or groups, sending photos, videos, audios, documents and share location; and disappearing messages in the pre-defined time;
●	High quality VoIP, video call, group video call up to 15 people;
●	Instant translation;
●	Communicating with non-BiP users via SMS and network call, integrating two numbers under BiP;

●	Virtual number service which enables customers to have a mobile number without a SIM card and make/receive calls through the application;
●	Entertainment content, “Discover” section on various topics including business, health, weather, etc.;
●	Peer-to-peer money transfer through Paycell collaboration;
●	Emergency communication feature.

The BiP Discover section offers a connected life experience as a marketplace that consists of various entertainment and information services. This section offers two-way communication between users and services. BiP Discover serves over hundreds of different services, including freemium services, entertainment and gaming services, governmental channels and brand channels from fintech to universities. BiP users, independent of operator, can access various free and premium services.

BiP’s infrastructure enables Multicloud Architecture, through which operators can build their own digital communication platform, thereby safely storing their communication data in their country as well as customizing their app by changing the brand, app logo and providing their local services. Moreover, all app users (BiP or its customized apps working on this multicloud infrastructure) can seamlessly communicate between each other. This leverages our ability to provide these services through collaborations with global operators. As such, a strategic partnership has been announced in December 2022 with Veon Group to advance BiP in Pakistan. The Term Sheet and the Memorandum of Understanding with Jazz were signed on July 13, 2022 while the Data Processing Agreement was signed on December 15, 2022. The negotiations regarding the signing of Cooperation Agreement and Share Option Agreement continue.

BiP Meet

We have developed our own video conferencing solution, BiP Meet, in order to meet the ever-changing needs of consumers and businesses and adapt to the changes brought by the global pandemic. Available as a desktop app, mobile app and online, BiP Meet is secure, reliable, and user-friendly. We offer free sign-up to BiP Meet where the trial package provides for up to 50 meetings (limited to 1 hour) per user per month free-of-charge. The trial package includes various features such as secure meetings with password-protected rooms, screen sharing, hiding & unhiding display, microphone and camera management, group and private messaging, cohost enabling, virtual background, polls & voting and YouTube sharing feature. All the data is stored in Turkcell data centers with the highest security standards.

TV+

Turkcell’s multi-screen TV platform TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time with more than 150 channels. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. TV+ offers the Ultra HD supported 4K content box and 4K content on IPTV platform. With a view to increase TV+ penetration focusing on Big Screen strategy, we also deployed TV+ on Apple TV, Android TV, TV+ Ready (Android TV Box) and Smart TV applications. TV+ Ready is a new generation Android box that is easy to install to any television with any internet connection. TV+ Ready is the first brand to bring content bundled Android TV offer to the Turkish market. The device also enables its user to reach and use other apps available in Google Play store.

fizy

Digital music service fizy enables its users, through the application and the web version, to access around 43 million songs, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with “premium”, “student”, “family” and “duo” options that also include data available for this service. Premium users can stream music on fizy without any ad interruptions, and have the flexibility to listen to songs offline. The application offers personalization through enhanced-AI technology. fizy is also available in Belarus and the Turkish Republic of Northern Cyprus.

lifebox

Turkcell’s personal cloud service, lifebox, is the first local cloud-storage service in Turkiye. It enables users worldwide to store their photos, documents, contacts, and videos in one secure, convenient and personal space with auto sync abilities, and to share them easily. lifebox also offers a phone book synchronizing feature. Each user who downloads and logs into the application is given 5GB of storage space free of charge. lifebox also offers the PhotoPick feature, which uses AI to suggest the best photo for Instagram. Launched in 2020, “lifebox transfer” offers a convenient and free-of-charge experience of fast file sharing without need for membership, while storing the data in Turkiye. In 2021, we launched lifebox business, a new generation cloud solution that enables enterprises to comply with the regulations regarding data protection. Meanwhile, it increases the efficiency of the remote working model. It has both ease of use and ease of integration, without a need to invest in the storage infrastructure.

Yaani

Yaani is a browser, providing a fast, secure and stable browsing experience, combined with a unique set of features. Yaani is available for both iOS and Android devices.

Digital Advertising

Since 2020, Turkcell has started to generate revenue by offering advertising services not only in the advertising areas in its applications but also in the advertising inventory throughout Turkiye. We provide services through our SaaS advertising platform to all major advertising agencies in Turkiye. At the same time, we are offering digital advertising and social media advertising services to the SME segment. Currently, we are developing our own advertising platform.

YaaniMail

YaaniMail, Turkiye’s local free e-mail service, was launched in December 2019 serving individual users with the “@yaani.com” domain. This all-access and cross-platform service provides a pure e-mail experience with its user-friendly and seamless design. Users’ personal and sensitive data is kept securely at Turkcell’s data centers located in Turkiye. Furthermore, in April 2020 the corporate e-mail service YaaniMail Business was launched for enterprises. It is offered at affordable prices coupled with an expert support team for remote and on-site assistance. In 2022, YaaniMail Business reached more than 1.500 companies with 35.000 mailboxes.

UpCall

UpCall is an application enriching and facilitating our customers’ calling experience with its different features offered through our capabilities as a telecommunication operator. When a call is received from a number that is not saved in the user’s phonebook, the caller’s ID is displayed by UpCall. The application also offers a smart search feature that enables the access to the identity of the owner of an unknown number based on the Turkish National Telephone Directory.

GAME+

GAME+, is the cloud gaming platform through which we started to offer a brand-new experience in 2021 over Turkish servers as part of its cooperation with the world’s most popular cloud gaming platform NVIDIA GEFORCE NOW. Cloud gaming technology, which is becoming increasingly popular in the gaming sector, eliminates the need for powerful hardware required for gaming. Thanks to GAME+, the necessity of users having expensive hardware and larger disk space is eliminated.

Digital Inclusion Solutions

Turkcell is eager to leverage its digital and technical competencies to create value for society, empower society for equal social inclusion and create a better future together. This focus resulted in several digital society solutions, including My Dream Companion and Whiz Kids applications.

My Dream Companion application enables visually disabled individuals to access content such as daily news, columns, books and trainings rapidly and easily, and provides them more active and independent social life through its indoor navigation and instant audio description technologies. In 2022, we developed a new live audio description technology for performances such as theaters and musicals in addition to our audio description technology for movies. With this technology, visually disabled people are able to watch live performances without missing visual details. In 2022, we also implemented our indoor navigation technology at 103 Turkcell stores in 81 different cities of Turkiye. With this implementation, visually disabled people are able to get step by step navigation in our stores. The Whiz Kids project was initiated in 2016 under the auspices of the Ministry of National Education. By way of in-classroom setting as well as trainings through mobile applications and online platforms, the Whiz Kids app aims at empowering children in Turkiye to realize their potential through the education of new technologies.

Digital Identity Management Services

Fast Login, a secure universal login solution which allows users to securely access a wide array of digital services and websites using their mobile phone or e-mail account for authentication, was launched in December 2015. Simply by matching the user to their mobile phone or e-mail address, Fast Login allows them to login to websites and applications quickly without the need to remember passwords and usernames. Today, Fast Login is integrated to 145 applications. In 2022, Fast Login reached 37 million registered users and processed more than 2 billion authentication requests with its easy, fast and secure mobile authentication service.

Mobile Signature, was launched in 2007, as the first mobile signature solution in the world. Mobile signature enables mobile subscribers to sign electronic documents and transactions in a legally equivalent way to a wet-ink signature using public key infrastructure (PKI) on SIM cards. Mobile Signature users can easily verify their personal identity in a digital environment and complete transactions remotely, securely and practically. In 2022, mobile signature has increased its reach to 66 thousand subscribers.

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

In addition to our connectivity services based on our strong infrastructure, we offer various services such as fixed connectivity, system integrations and managed services, data center and cloud solutions, cyber security services, new generation technologies and business applications such as IoT, big data analytics and AI technologies and industrial vertical solutions. We are planning the future technology investments of our customers together with them, by integrating our ongoing infrastructure investments into the new generation services.

Fixed telco & Cyber Security Services

We serve the Turkish market with our 60 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell’s value proposition of connectivity infrastructure has three main components: fixed data services, fixed voice & unified communications services and cyber security services.

Turkcell provides telecommunication services by using its own fiber infrastructure, mobile network capabilities and other communication technologies to meet the connectivity needs of its corporate customers.

With Turkcell’s carrier grade SD-WAN (software-defined networking in a wide area network) infrastructure, Turkcell serves traditional and next generation network services within single solution. Turkcell will keep on building a multi-vendor architecture with a white-box approach onboarding several more of the leading software vendors under the Turkcell SD-WAN and SD Security offerings.

Managed Security Services is provided to corporate customers for their cyber-security needs and includes DDOS protection, managed firewall services, new generation security services such as penetration and vulnerability services, threat intelligence services, managed security operation center and security orchestration automation response service.

At the beginning of 2021, Turkcell has started to serve cloud-based security services which will enable Turkcell to provide flexible capacity offerings with different security products and vendors. With this initiative Turkcell’s cloud-based security service portfolio gained quick installation capabilities. Turkcell is currently offering several main security vendors’ products on own cloud infrastructure and plans to add new vendors to security portfolio.

Turkcell is managing a “Security Operation Center” named “Cyber Defense Center – CDC” that serves enterprise customers to reach for a holistic security approach. This service enables customers to collect security logs and correlate items to proactively detect security incidents. Turkcell is also managing a Security Orchestration, Automation and Response (SOAR) service. With this service, customers’ security incidents can be immediately notified to customers via e-mail, automatically assigned to analysts and response actions taken in other network tools.

Turkcell manages over 5,500 cyber security services in total for around three thousand customers. Furthermore, through its proactive approach, Turkcell has developed its own threat intelligence platform named “Turkcell Bozok”.

Data Center & Cloud Services

Turkcell offers a wide range of data center solutions for its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual server, virtual data center), backup, disaster recovery and security services. As at the end of 2022, Turkcell managed over 28,000 virtual servers and protected more than 25 Petabyte of data for its corporate customers. As of December 31, 2022, our datacenters are based across eight locations in Turkiye on approximately 39,500 sqm. of total data center white space area, where IT equipments are placed.

We have 4 traditional data centers that are located in Istanbul and Ankara with a total white space area of approximately 5 thousand sqm and 4 new generation data centers. All of our data centers are in central locations, and services are provided within the scope of certifications including ISO 9001, ISO 27001, ISO 27017, ISO 20000, ISO 22301, ISO 10002 and ISO 50001 and PCI-DSS. We built our first new generation data center in Gebze, Kocaeli in 2016, which has an area of 33 thousand sqm. with 10 thousand sqm. of white space and 30 MVA power capacity. In 2018, we invested in our Izmir data center which has 2,350 sqm white space. In late 2019, we built third new generation data center in Ankara with its 12 thousand sqm of white space area. In May 2021, we opened our fourth new generation data center with an area of 28 thousand sqm, and a capacity of 7,200 sqm of white space in Corlu, Tekirdag. Our new generation data centers have Tier 3 standards and Leed Gold certificates Turkcell offers cloud services from seven of its data centers with high availability and reliability standards. We have integrated all of our cloud services on the website, “www.turkcellbulut.com”. Through this platform, corporates may configure their infrastructure and software services within minutes and manage them through a self-service portal. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs. There is also a Government Cloud service that has higher security controls for government institutions to secure sensitive data. Turkcell Cloud is the first cloud platform that is certified with ISO27017 “Cloud Computing Information Security” certification in Turkiye. Turkcell also offers services of global providers such as Microsoft Azure and Amazon Web Services (AWS) as Multi-Cloud services.

System Integration and Managed Services—End to End Solutions

We provide end-to-end solutions for customers as part of their digital transformation process, by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs—we have implemented 2,888 projects to date with a Total Contract Value (TCV) of TRY 6.7 billion. We have a backlog in the amount of TRY 2.8 billion from the system integration projects signed to date and to be realized beyond 2022. With our project management team, we implement system integration projects, IT outsourcing projects, network, security and system management services, application management, end-user services, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

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

Turkcell has focused on its Machine-to-Machine (“M2M”) and IoT business since 2009, whose principal markets in Turkiye include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. Turkcell launched Turkiye’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their M2M sim cards more effectively. As of December 31, 2022, the number of M2M subscribers increased to 4.0 million, up from 3.3 million as of December 31, 2021.

Turkcell will continue to pioneer M2M business with the release of services on upcoming new technologies such as consumer/corporate IoT, NB-IoT (NarrowBand-Internet of Things), LTE-M and M2M eSIM which is a type of low-power wide-area network radio communication technology standard developed by 3GPP for M2M and Internet of Things applications.

Mobility, a key IoT vertical for Turkcell, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2C/B2B vehicle tracking, team tracking, connected car solutions and fleet management. Within the “Turkcell Kopilot Filom” service, Turkcell enables firms to track their fleet on maps, access critical reports about their fleet and encourage their drivers to drive safely, with a user-friendly platform through web and mobile applications. In addition, corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil (“Team Mobile”). The service is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes with a minimal investment cost for companies.

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

(iii)	Big Data Analytics Services

Turkcell provides big data analytics services to companies to help them understand industry dynamics and intensity of competition. These services also enable companies to obtain information on their customer base by providing demographic, behavioral and competitor analysis to help them support their marketing strategy through data. We create new insights and propositions by leveraging artificial intelligence, machine learning and data analytics capabilities. We have two main service offerings in Big Data domain: “Insights as a Service” and “Analytics as a Service”.

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

Analytics as a Service (Business Analytics) was launched in 2020. By using this platform, Turkcell has developed unique solutions to enrich customer offerings by analyzing the behavioral data of Turkcell users. These services help customers improve their analytics models such as credit risk scoring, fraud scoring, digital customer scoring and customer segmentations. In 2021, test analytics scenarios (PoCs) have been implemented with several firms from different sectors. Successful PoCs in mainly finance and e-commerce sectors have been achieved and new sector-based use cases have been created from these PoCs.

(iv)	Industry Specific Solutions

Besides our value-added IT services, we implement digital transformation projects with our consultants, who are experts in their fields, designing vertical solutions that address the needs of each sector. For our target sectors including health, education, manufacturing, retail, central and local authorities, logistics, finance, energy, tourism and SMEs, we offer solution sets that meet industry specific requirements.

In health industry, as a system integrator who provides and operates all relevant technology services and solutions, we hold a leading position in the public-private partnership (PPP) City Hospitals market in terms of both the number of beds and the number of hospitals. Seven city hospitals (Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir and Tekirdag hospitals) are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, is managed by Turkcell. As of 2022 year-end, total bed capacity of 7 PPP hospitals is over 8 thousand, strengthening our market leadership.

In addition to Public Private Partnership (PPP) City Hospitals projects, we also execute, additional system integration projects such as vaccine tracking system, electronic emergency case system for ambulances and health provision system for Turkish Parliament.

Yozgat Hospital, the first city hospital awarded with HIMSS7 certification in Turkiye by 2018, has renewed its HIMSS7 certification in November 2021. That is the highest level of the HIMSS certification and is the only accepted international standard regarding the digitalization level of a hospital.

With our experienced consultants, we follow industry-specific digital transformation trends and provide end-to-end solutions by using new emerging technologies such as IoT, big data, AI and machine learning. In manufacturing industry, we have implemented Industry 4.0 projects which enable companies to harness the power of data in order to streamline their operations, reduce maintenance costs and ensure quality in the manufacturing process. Several Industry 4.0 projects have been implemented in pharmaceutical, heavy industries, oil and gas and automotive supplier industries in 2022. Analyzing dynamic and real data through our big data services, we support our customers’ strategic decision-making process, thus contributing to their profitability and efficiency. As part of the digital transformation journey of organizations, we meet all their needs end-to-end, ranging from team and document management to digitalization of financial processes and staff trainings.

We also provide various solutions for cities’ fundamental needs which are mostly positioned on a single Turkcell Smart City Ecosystem including Smart Transportation, Energy, Living and Environment. In 2021, we have started implementing “Intelligent Transportation Systems” projects for the first time. We supported digital transformation of public transport especially for taxis and buses. Also, we are working on using GSM-based data to make contribution for urban mobility plans in cities. Additionally, Turkcell Digital Business Services showed its intention to collaborate with global partners on possible Smart City projects.

We also help central authorities to provide technologies for nationwide projects regarding industrywide problems. “Fire Detection Project” is one of our projects that we have designed for Ministry of Forest in which image processing and AI technologies are used for early warning of forest fires.

(v)	Partner Ecosystem and Vendors

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

(iii) Product solution partners: Product solution partners offer and/or develop specific corporate product solutions for Turkcell corporate customers.

(iv) Reseller partners: Reseller partners buy product and service solutions from Turkcell and sell it to corporate customers.

In 2022, we continued the “Partner Program”, which was launched in 2020, where we have created an incremental value of partnership for nearly 40 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services thereby generating revenue through our premium system.

In 2022, we continued the “Partner 360 Program”, which was launched in 2021, in order to constantly develop our partner ecosystem with best partners to achieve successful business results. With the “Partner 360 Program”, we want to manage business partners we work with, in different business areas with end to end solutions. With this program, we aim to create ecosystem management tools where we can measure mutual benefits and provide necessary services to our business partners.

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

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, our finance company Financell, and insurance business through our insurance agency Turkcell Sigorta as well as newly established digital insurance company. In 2022, total techfin services revenues decreased by 0.2% year-on-year to TRY 2,151.7 million. Even though techfin services gained a significant traction in 2022, the revenues decreased due to inflation rate acceleration in Turkiye, impacting our financial results.

The vision of Paycell is to be an enabler on financial inclusion with the combination of technology and financial services to lead the transition into a cashless society. Paycell was established to provide techfin services including mobile wallet, direct carrier billing (Pay Later), intracity subway/bus card uploads (istanbulkart), utility payments, money transfers, prepaid cards (physical and virtual), Vitrin (e-commerce solution), Payment Link, QR code payments and POS solutions. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to the consumers while facilitating further revenue generation for the merchants through payment and CRM solutions. Paycell Vitrin is an e-commerce platform where everyone can quickly register and create special product links and shop pages without the need for agreements with banks, technical integration and additional costs. Paycell Vitrin enables users to share these links on any channel and receive payment via debit/credit cards and sellers can manage orders from their panels, make shipments with contracted cargo companies, and track shipments with cargo integration. For its customers, Paycell, through the Paycell mobile application, offers various services including quick and easy payments via QR code, easy money transfers, loyalty advantages and cross-promotions, which position Paycell as a “Super App”. In the fragmented techfin market in Turkiye, where competition is focused on providing solutions in particular verticals, Paycell differentiates and stands out with its strong positioning enabled by full ecosystem of products and services to both consumers and merchants, as well as its access to Turkcell’s advanced technology expertise, sizeable customer base and extensive sales channel. Further, Paycell’s core value proposition for merchants is the ability to know their customer base better, offer targeted deals and a quick and easy method of payment, which at the same time, accumulates customer data for the merchant. Paycell also offers other tailored payment products, enabling both online and offline payment methods, for merchants of various sizes and needs. Paycell manages a global business plan to expand its operations to Turkish Republic of Northern Cyprus and Germany with the same product portfolio in Turkiye. As of December 16, 2022, Paycell Europe has launched international money transfer application on Android platforms.

Moreover, regulatory environment, which has become more supportive following the introduction of recent legislations mainly on open banking, and e-money, also has the potential to positively impact techfin activities.

Our finance company, Financell, serves to meet the financial needs of individual and corporate customers for their technology products. Financell recently launched consumer loans via Paycell platform and automobile loans via merchant partnerships. Established in 2018 as a subsidiary of Financell, Turkcell Sigorta provides insurance agency services on device protection, personal accident insurance, bill protection, complementary health, compulsory earthquake and travel health products.

(vi) Wholesale

(i) International Roaming

Our international roaming strategy has always been to achieve vast international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2022, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkiye by expanding our partnership in 210 destinations throughout the world, pursuant to commercial roaming agreements with 815 operators.

On May 5, 2022, we launched the first VoLTE outbound service in Turkiye. On June 29, 2021, we launched Non-Standalone (NSA) 5G roaming services for our subscribers in various locations around the world. As of December 31, 2022, our subscribers experienced NSA 5G roaming services with 71 operators in 46 destinations. On January 20, 2015, we launched LTE roaming services for our subscribers in numerous locations around the world. As of December 31, 2022, our subscribers experienced LTE roaming services with 342 operators in 144 destinations. We have also provided LTE roaming services for visitors since April 1, 2016. As of December 31, 2022, subscribers of 398 operators from 126 different locations experienced LTE roaming services on the Turkcell network. We also provide international GPRS, MMS and 3G services. We provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Turkiye. As of December 31, 2022, our subscribers can send international SMS to various destinations that our three SMS hub vendors cover.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 12 million in 2022 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 7 million. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please refer to “Item 4.B Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)”.

(ii) Wholesale Voice

Turkcell and Turkcell Superonline together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2022, Turkcell Superonline had interconnection agreements with over 100 national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, TT Mobil and other Fixed Telephony Service Operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2022, Turkcell had interconnection agreements with over 70 fixed line and mobile operators and carriers.

As of December 31, 2022, Turkcell had agreements with 9 Directory Service Providers.

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020.

For Turkcell, in Turkiye, current interconnection rates are set by the ICTA’s decision on mobile termination rates (“MTRs”) and fixed termination rates (“FTRs”). For more information, see “Item 4.B Business Overview—XII. Regulation of the Turkish Telecommunications Industry”.

(iii) Wholesale Data

Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 13 border crossings from Turkiye to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Eight of the border crossings are towards the East, where we offer capacity services to Middle East, CIS and Asia. In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and data center companies in the domestic market in Turkiye. Turkcell Superonline is leading the localization strategy for Turkiye’s data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline has been taking important steps to develop Istanbul as the world’s newest and important internet and content base due to its geostrategic location by successfully handling the transformation of “Silk Road” into the “Fiber Road”. Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships, the Tier-1 operators and strategic partners between Asia, Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks (“CDN”) and OTTs. As of December 31, 2022, we have the capacity to carry more than 15 Tbps of international traffic.

IV. Tariffs

Our charges for voice, data and digital services consist mainly of bundles and also monthly fees, subscription fees, and volume discount schemes and options under various tariff schemes.

We have various segmented tariff plans for mobile that target specific subscriber groups (postpaid or prepaid, corporate or consumer). A majority of our customers choose all inclusive packages which include minutes to Turkcell and national calls, intra company calls (for the corporate segment), SMS and data.

“Comfort Packages” is a payment plan structure launched in 2019 through which subscribers enter into a postpaid subscription contract under which monthly renewal is not mandatory and where add-on packages may be purchased via top-up packages. With Comfort Packages, our aim is to attract new subscribers and also, switch prepaid subscribers to the postpaid payment model.

“Mega Plan”, for postpaid customers, launched in 2020, is a differentiated tariff structure offering large data quota that is available for a longer time frame. Its users pay monthly for yearly quota; consume as per their own usage habits, enjoying an experience without the feeling of being restricted in monthly time limitation for the data quota. Prepaid Mega Packages offered to Turkcell customers as 3, 6 and 12-month offers, providing a longer-term of use. During the pandemic period, these packages were useful to reduce physical contact especially for our elderly customers, who prefer physical stores to purchase packages and have low mobile application usage. Launched in 2021, Kids Comfort packages are specifically designed for 7 to 15 years old children. Our aim while launching these packages is to address the security and control needs of parents when purchasing mobile line subscriptions for children.

This year, we saw the pain points of our customers and developed new and flexible packages and features to meet these demand.

●	“Turkcell Puzzle”, the package in which customers create their own package contents, was launched in March 2022. In this non-contract package, 1GB/250 minute/1000SMS/2GB Internet (only available for social media), customers choose according to their own needs. The customers can change the package content, any time, through the Turkcell application. Billing is done on unit price. At the same time, we have positioned a simulation on our website so that customers can experience it without buying the package. Thus, we also contributed to digitalization.

●	“Flexible Package” is a new plan for postpaid customers, launched in 2022, adapting to our customers’ usage. Data usage needs of our customers may change over time. For our customers who state their package does not reflect their changing needs, but do not want to deal with changing packages or buying additional packages, we launched “Flexible Package”. In this plan, if the usage increases and the package is not enough; our customers automatically move to the next level and have continued usage with the new price level. If their data needs decrease in the next month, they can return to the initial level. Moreover, thanks to its contract-free structure, they can change their packages as they wish.
●	With customer insights as our focus, we introduced two new features to our prepaid customers, especially for their need to avoid waste and provide convenience. Prepaid customers can buy the feature of doubling the internet in their package or extending the duration of their package for one week. Thus, we offer a more flexible world to our customers by offering a GB solution to customers who do not have enough GB, and an additional time solution to customers have an excess of data.

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

Turkcell’s strategy is to provide the best customer experience through enriched value propositions and over a well-invested infrastructure. Better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply, to a certain degree, an inflationary pricing policy. Moreover, as Turkcell, we determine our prices according to macro and competitive conditions. Accordingly, we aim during these difficult economic conditions to adjust our prices quickly to account for any increases in inflation.

a. Consumer Tariffs and Loyalty Programs

We mainly offer bundled tariffs including voice, data and SMS. We focus on providing a leading mobile experience in Turkiye, and in order to meet customer needs in different segments we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

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

Platinum is Turkcell’s premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through a special application designed. Platinum tariffs start from a minimum TRY 222 in acquisition and include richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum customers. Weekly discounts at popular online shopping brands, free monthly subscriptions for digital TV platforms, free GBs, device and accessory gifts, airport transfers, car wash services at numerous locations are amongst the gifts that are offered through this Platinum program.

GNC is a mobile application that offers entertainment and favors for youth segment users. New entertainment platforms have been launched on GNC in order to increase engagement and to provide advantageous offers and gifts. Young users can play mini games, attend game tournaments and win prizes on GNC. GNC also shares surprise data offers twice a week through gamification scenarios such as “Crack the Egg” and provides discounts and gift cards from youth’s favourite brands in a new platform “galaxy”, where they collect stars to redeem gifts and discounts.

Turkcell Bizce is a platform aimed at women that supports personal development and economic engagement for women. The platform provides customers free data packages via collecting coupons which also has tutorial videos and inspiring contents as well as games and special brand offers. The usage of Turkcell Bizce is data free, and the design of the application offers a seamless customer experience.

In our “Shake & Win” campaign, which we started as a loyalty program, this year our customers were offered a chance to share the gifts with their families and friends. We continued to implement additional scenarios for special occasions and kept our customers happy. In 2023, we will continue to contribute to our company KPIs with our Shake & Win innovations and make our customers experience the exclusive content of Turkcell.

In addition, considering the increasing value of the mobile gaming industry among young consumer segment, we offer mobile tariffs and additional packages for gamers, which is used in selected popular games.

b. Corporate Tariffs and Loyalty Programs

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

We also want to provide resources for small businesses to run their daily business prosperously by delivering attractive co-branding offers and innovative products. In that regard, we launched our ‘We Stand for Small Business’ platform in 2021, full of advantages that will reduce the operating costs of shopkeepers, increase their income and enable them to start e-commerce. We offer privileges in three categories; decrease expenses, increase income, start selling online. The campaigns include but are not limited to fuel purchases, digital transformation financing, mass messaging packages and e-commerce.

With the motto “SMEs Are Going Digital” we carry out collaborations and communication activities to raise awareness about why SMEs need digital transformation. With our digital transformation consultancy, we offer technological solutions to the needs of SMEs within the scope of cloud, security and business applications, which we segment according to their digitalization needs under 3 main headings. In this way, we provide the opportunity to move their business to digital, grow and manage their business digitally. While increasing the efficiency and productivity of our SMEs, we also contribute to the digital development of our country.

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

c. Wholesale Tariffs

Based on Turkcell’s roaming agreements, Turkcell hosts subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff for the specific call type. Inter-operator tariff is a wholesale tariff applied between mobile operators with roaming agreements.

Interconnection rates in Turkiye are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, TT Mobil, Turk Telekom and fixed telephony service operators.

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

In the first quarter of 2017, our mobile churn policy was extended from the regulatory minimum in Turkiye of 9 months to 12 months, except with regard to prepaid customers who last topped up before March of each year, which will be disconnected by year-end at the latest. We believe that following this revision, the seasonality effect in churn rate, which is caused by periodic subscriber acquisition, has been reduced to a great extent. In this regard, we have deactivated 580 thousand inactive prepaid customers in the year end of 2019, 666 thousand in 2020, 480 thousand in 2021 and 430 thousand in 2022.

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

In 2020, as required by a decision of the ICTA, the line of a deceased customer should either be transferred to a successor or another user or terminated. Such lines on which no action is taken are to be deactivated on the 120th day. This obligation has resulted in a one-time bulk deactivation of 214 thousand customers in the third and fourth quarters of 2020 in total. Such deactivations will continue to impact churn to a lower degree.

In 2022, prepaid deactivation process was changed for the new customers. When new customers are gained, their lifecycle period is determined as 155 days. After their first top-up, lifecycle period is extended 12 months. Otherwise, if they do not top-up after their subscriptions, new prepaid customers lines are deactivated at the end of the 155 days.

Starting in the third quarter of 2018, we changed the presentation of churn figures to demonstrate average monthly churn figures which we believe corresponds to market practice. In 2022, we kept the average monthly mobile subscriber churn rate stable at 2.0%.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL/Cable or vice versa counted in churn rate). The average monthly fixed churn rate decreased to 1.4% in 2022 from 1.5% in 2021.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 759.3 million and TRY 1,209.0 million as of December 31, 2022 and 2021, respectively.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant as we typically launch market campaigns to address the change in demand levels. Local and religious holidays in Turkiye generally affect our operational results positively through higher consumption. In 2021, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility. In 2022, we saw a trend gradually approaching the pre-COVID-19 era as the pandemic restrictions ease.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to summer holidays when both usage and acquisition numbers decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Our mobile communications network is designed to provide high-quality coverage to the majority of Turkiye’s population throughout the areas in which they live, work and travel. Coverage also includes a substantial part of the Black Sea, the Sea of Marmara, the Mediterranean Sea and the Aegean Sea coastlines of Turkiye. We enhanced coverage in sparsely populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license. As Turkcell, we work diligently to fulfill the regulatory coverage obligations in relation to our 2G, 3G License Agreements and IMT Authorization on time.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkiye in July 2009. Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its competitors.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas. In addition, in 2018, within the scope of the Ministry of Transport and Infrastructure’s Rural Coverage Project as part of universal services which we started in August 2013, about one thousand 4.5G base stations covering 1,623 villages with populations of less than 500 were installed. As per the universal service obligation, the network infrastructure serving these areas has to be shared by all operators. People living in these villages are currently served by LTE services (in addition to 2G) in a similar service quality provided in the urban areas. The daily lives of the 250 thousand people in these villages have been improved thanks to enhanced mobile communication and high-speed mobile internet services. ULAK’s (local network vendor producing 4.5G base stations) 4.5G radio equipment was used markedly, corresponding to about half of total deployments. In January 2022, the ownership of the Universal Service Network was transferred from the Ministry of Transport and Infrastructure to the ICTA, which subsequently authorized Turkcell to operate Universal Core Network and Transport Network lease lines.

In 2022, we have continued to develop and improve the coverage and capacity of our network. Spectrum refarming efforts that started in 2020 in the 2100 MHz and 900 MHz bands continued in 2022. For example, more than 66% of the 2100 MHz band, which was originally dedicated to 3G services, has been deployed for 4.5G services, which in turn has improved both LTE coverage and capacity. In parallel, 3G traffic which was originally on the 2100 MHz band has been moved to the 900 MHz band. Thanks to the nature of this lower frequency band, we’ve been able to improve our 3G coverage as well.

The effects of the COVID-19 pandemic partially continued in the first half of 2022 but especially with the lifting of restrictions, they have eased substantially. From the mobile network point of view, the main challenges were managing changes in traffic volumes and distribution. Full or partial lockdowns, remote education and work-from-home models contributed to shifts in traffic patterns. Our FWA service, Superbox, significantly helped to alleviate indoor coverage and capacity requirements that resulted from this shift. We have been able to adapt our mobile network to these changes via our spectrum refarming efforts and the flexibility inherent in our investment strategy, providing coverage and capacity where needed. Our fixed communications network is designed to provide high capacity and high-quality service to consumer and corporate customers. Moreover, we believe that it is well designed and implemented to provide capacity to our mobile network. Our fixed network has the capability to carry large volumes of data and internet traffic through the country, and is also connected to national and international telecom operators.

As a result of the Southeastern Turkiye Earthquakes, we lost approximately 150 base stations as of the end of February. After the earthquakes, we immediately started damage assessment, mobile base station (cell on wheels) deployments, and site replacement works. We tackled widespread grid power outages with swift deployment of 1,400 electric generators in the end of February. We identified replacement base station locations for all lost sites. As of mid-March 2023, 65% of these became on-air and the number has been constantly rising since then. Again, as of mid-March 2023, we provided service in any remaining coverage gap with almost 100 mobile base stations. Providing coverage in temporary shelters accommodating earthquake victims was among our priorities. For these locations, we identified the need for 92 caravan base stations, of which approximately half were on-air and work is in-progress for the remaining.

As of December 31, 2022, our own fiber network reached 60 thousand kilometers and connects all cities across Turkiye. In 28 cities we have FTTH network and home pass, whereby the number of premises that are connected to our fiber network has reached nearly 5.4 million. Through partnership engagements, we have become capable of delivering fiber and cable (hybrid-fiber coaxial) internet service to an approximately 2.9 million additional households (by our calculation), by which we reach to 35 cities in total. We also provide enterprise Wi-Fi services.

In the fixed access network, we have two main network structures called fiber to the building (“FTTB”) and FTTH. We started a FTTB transformation project to convert our FTTB network to FTTH network. With this transformation, we will be providing multi-gigabit services to our customers and aim to reduce our carbon footprint. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network technology for residential and corporate subscribers. These network structures enable Turkcell to offer high speed internet, TV, Voice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

We provide FTTH services to customers in 4 cities of the 11 provinces that were impacted by Southeastern Turkiye Earthquakes, therefore the impact was rather milder than our mobile network base. As of the end of February, less than 100 km of fiber network repairs are underway, including enhancements in our fiber infrastructure, as well as fiber investment for mobile network and back-up capacity constructions.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B Business Overview—XII. Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the ICTA statement. Typically, “Call Drop” was one of the important Quality of Service figures that we focused on.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during all day. Using such industry standards for dropped calls, our dropped call rate for our 3G&VoLTE network is further improved to 0.25% in 2022.

The rate of service quality is being enhanced continuously due to extensive network optimization and investments in our 2G, 3G and VoLTE network to improve the quality and capacity of the network. According to the statistics gathered from vendors, Turkcell has one of the best 3G and VoLTE dropped call rates compared to other networks around the world.

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

Turkcell received the first ISO 9001 certificate in 1999. Since then, independent firms have been auditing Turkcell’s management system annually and have been renewing the certificate every three years within the scope of International Mobile Communications Design, Installation, Operation, Sales and After Sales Services. The most recent certificate was received on November 17, 2022 based on ISO 9001:2015 Quality Management Standards, which will be valid until December 3, 2025. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkiye, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements. Turkcell and Turkcell Superonline still maintain ISO 20000 certificates (ISO 20000-1:2011).

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

c. Network Evolution

(i) Radio Network

With the 172.4 MHz spectrum acquired in the 2015 auction, Turkcell spectrum holdings reached 234.4 MHz, corresponding to 43% of total spectrum assets available to mobile operators in Turkiye. Leveraging the advantage of our large spectrum assets and significant network infrastructure investments, our 4.5G network capability evolved from peak speeds of 375 Mbps to 1600 Mbps over the time. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing high-end features like 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, Narrow Band IoT (NB-IoT), eMTC (enhanced Machine Type Communications), and LAA (Licensed Assisted Access). In the future, as technology and its ecosystem evolve to new heights, we expect to introduce new capabilities to sustain our technology leadership, further enhance customer experience, and enable new services.

Although the 900 MHz band is primarily used for GSM900, we have rolled out UMTS900 to provide a much stronger 3G coverage layer for our 3G customers and voice calls redirected from the 4.5G network via a technique called Circuit Switched Fallback for deep indoor and improved rural coverage. This has been possible with certain previous activities such as Thin Layer Project for GSM 900, by which we have extracted enough spectral capacity to partially re-farm the 900 MHz band for UMTS. As the next step, we have started deploying a second UMTS900 carrier, which leads to a more efficient utilization of 900 MHz spectrum and generate additional capacity. As we migrate 3G traffic to 900 MHz from 2100 MHz, we gain a capacity boost in the 2100 MHz band, which has already been in part repurposed for LTE. In this regard, we have deployed LTE in the 2100 MHz band, previously used by 3G only, to attain better spectrum efficiency, enlarge our 4.5G footprint in a cost-efficient manner, and improve end user experience.

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

For voice services, Voice over LTE (VoLTE) has been supported from day one to provide voice services over our 4.5G network. We activated EVS (Enhanced Voice Services) on our VoLTE voice service to further enhance the voice quality and thus became one of the first mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until April 2023; however, majority of our voice traffic is already carried by our 3G and 4.5G networks, enabling us to gradually make our 2G network leaner without impacting service experience of our customers. As the VoLTE terminal support base grows, voice services will continue to be migrated to the 4.5G network from legacy 3G/2G networks.

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

Through our ongoing investment in 4.5G infrastructure, we became the first operator in Turkiye to support NB-IoT and eMTC (LTE-M), which are required for a new generation of innovative IoT applications on 4.5G networks. These technologies are available on request across our entire 4.5G footprint and enable machines to communicate more effectively. Furthermore, through our LTE-M network support which enables fleet management, asset tracking and micromobility (such as rental scooters), we are able to provide higher data transfer throughput and have better mobility for IoT communications.

We provide a “Wireless to the Home” or “FWA” service Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The service uses 4.5G network as a backhaul to provide internet connectivity at our customers’ premises.

Offering a unique experience to our customers with our strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We have started to use the Massive MIMO technology for FDD and TDD, which can be deployed to meet capacity demands in dense areas. These collective activities help us to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkiye.

Furthermore, we have been closely cooperating with our network vendors for long term prospects through projects that enable Turkcell to deploy the latest technologies even before their availability on the market. This puts Turkcell at the forefront of the technology race and allows for the evaluation of the new technology benefits in the development phase, and then their timely deployment when they are commercially available.

Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (UDI), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Turkiye’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Turkiye in 2018. Additionally, Communications Technologies Group aims to provide an end-to-end local and national 5G solution, which is funded by TUBITAK (The Scientific and Technological Research Council of Turkiye). Turkcell is one of the major project partners of this group, and is responsible for generating use cases and requirements.

In the scope of 5G and beyond communications, we contribute to the activities of international organizations such as 3GPP, ITU-T, GSMA, NGMN, ONF, TIP, and 5G IA (the private arm of 5G-PPP, which is now 6G Smart Networks and Services Industry Association (6G SNS-IA)), by attending meetings, joining work groups, projects and programs that help us follow the latest developments in next generation technologies and shape our future strategies. Within the context of this objective, Turkcell became one of the leaders of NGMN’s “5G Pre-Commercial Networks Trials” project in which the earliest 5G equipment prototypes were tested in the field.

The 5G R&D team formed in 2017 is engaged in a number of national and international multi-party public-funded projects to attain knowledge, expertise and vision in 5G communications. Moving beyond the state-of-the-art, the 5G-MOBIX consortium, which is funded by the European Commission, serves to develop 5G-enabled cooperative, connected and automated mobility for vehicles, where Turkcell is the leader of the Greece-Turkiye corridor. For 5G-MOBIX, which happens to be the first 5G-PPP and also Horizon 2020 project of Turkcell, vehicular communication services tailor-made to assess seamless and efficient crossing of the hard borders between Turkiye and Greece were developed and tested using commercial-grade 5G technology. In its second 5G PPP project, DRAGON, Turkcell explores the performance limits of the D-band (i.e. 130-174.8 GHz) which is expected to offer high-capacity wireless backhaul links to 5G and beyond systems, in especially dense urban areas. In addition, the project funded under Horizon Europe, COMMECT, aims to improve the welfare state of people living in rural areas and to integrate the 5G network with the non-terrestrial networks (NTN) for agricultural applications with a generation-independent (XG), environmentally friendly and accessible network technology. Four ECSEL/KDT projects, jointly funded by the European Commission and TUBITAK, are carried out by Turkcell to deliver drone services, cellular vehicular communications in smart construction site, artificial intelligence (AI) at the edge for autonomous vehicles, and integration of digital twins, cloud, augmented reality and AI technologies for Industry 4.0 applications with the ADACORSA, BEYOND5, STORAIGE, and HiCONNECTS consortia, respectively. Celtic-Plus project portfolio is also diverse; (i) the development of an AI/ML-based quality-of-service (QoE/CEI) is the main target of IMMINENCE project, (ii) energy saving and green networks are the focus of AI4GREEN, (iii) the development of a 5G performance compliance testing assurance solution that calculates key performance indicators are intended by 5G-Perfecta, (iv) energy-efficient data transfer is the motivation of AI-SMECoT.

In order to closely follow the development of the next generation mobile network technologies, to be a part of it and to become one of the leaders of this development, the 5G R&D team is entitled to receive TUBITAK 1515 Frontier R&D laboratory support program for 10 years to set up a research lab on 6G and AI, 6Gen Lab, making Turkcell the second company in its sector to receive this funding. The objectives of 6GEN Lab are to design the autonomous 6G network and integrate with vertical sectors in line with its capabilities. In addition to the R&D activities to be conducted in the scope of the 6Gen Lab, the 5G R&D team also has active roles in the international consortia by European projects. Upon this evolutionary path toward the development of 6G networks, the VERGE consortium as the first SNS-JU project of Turkcell, tackles the evolution of edge computing in Beyond-5G applications from the perspectives of Edge for AI, AI for Edge and security, privacy and trustworthiness of AI for Edge. Turkcell is also on the advisory board of the STARDUST project, which homes in on the creation of a completely integrated 5G-NTN autonomous system with a cutting-edge, self-adapting and end-to-end connection approach to enable ubiquitous radio access.

To sustain the extension of its reach and knowledge base, Turkcell signed Memorandum of Understanding (MoU) agreements with its vendors (Ericsson, Huawei, Nokia, Samsung, ZTE, ULAK, Aselsan) to collaborate in the research and development activities. In one joint effort, Turkcell and ULAK developed a generalized Coordinated Multi Point (CoMP) feature to enhance cell-edge user performance for the ULAK base station, which is now a part of the 4.5G radio network. In addition, some studies are carried out on URLLC (Ultra-Reliable Low Latency Communications) and high mobility support in 5G NR networks under the direction of the universities with the support of TUBITAK. Turkcell also supports 5G-based research using its own internal resources, working to reveal the usage areas of 5G in the robotics industry, create a new income potential for Turkcell with the 5G robotic use case, and prepare it for network slicing and cloud technologies, which are the key enabler features of 5G.

In addition to technology organizations and vendors, Turkcell engages with universities and research centers. Specifically, enhanced Mobile Broadband and Ultra-Reliable-Low-Latency Communication use cases are thoroughly studied with Istanbul Technical University and Istanbul Medipol University, respectively, through TUBITAK-funded R&D projects. Moreover, a MoU for 5G Research has been signed with some major universities in Turkiye within the scope of “The 5G Valley” initiative led by the ICTA. “5G and Beyond Joint Graduate Support Program” is launched as an exemplary industry-academy collaboration within the valley, whereby outstanding graduate students from the universities are employed and mentored by the operators throughout their graduate studies. The goal of this program is manifold, but the most critical one is to fill in the gap for the much needed experienced personnel for the development of 5G and beyond communication technologies.

With the leading global vendors including Ericsson, Huawei and Samsung, we have been demonstrating and trialing 5G since 2017. Within the scope of the first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era. We continue our trial and demo projects with all possible vendors and reach out to new vertical sectors. The main objective of our 5G trials and demos is to be prepared for the 5G frequency auction and 5G network launch, by assessing all vendors to determine the best network products and solutions. We also aim to create 5G use cases, which will be ready at the outset, when 5G networks are commercially launched in Turkiye.

Furthermore, we led the 5G network deployment at Istanbul Airport, which is an active sharing solution serving three mobile operators. The network is in the 3500 MHz band in which each operator is assigned a 100 MHz channel bandwidth. Although the frequency auction of this band has not yet been launched in Turkiye, the ICTA has given a special permission to mobile operators to deploy 5G solutions on this band. The 5G network at the Istanbul Airport became the first commercial 5G network utilizing new 5G frequencies in Turkiye.

Although we are yet to have a nationwide commercial 5G network in Turkiye, we are enabling our customers to experience 5G services abroad, provided they have 5G-enabled devices with 4.5G SIM cards and activate it via an SMS. In this regard, as of December 31, 2022, our outbound roaming customers had the privilege of using 5G services in 46 destinations including Germany, Belgium, China, Italy, Romania, Saudi Arabia, and Thailand.

(ii) Transmission Network

Turkcell is the first operator in Turkiye to start deploying All-IP NodeBs throughout its network. We currently have an All-IP mobile backhaul for BTSs, Node-Bs and eNodeBs that provides resiliency, ease of operation and operational expense advantages. In addition, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Fiber backhaul bandwidth capacities were increased for wide coverage of up to 10 Gbps. 4.5G applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages resulting from severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we have migrated from SDH based leased lines to DWDM, or dark fiber 10 Gbps Ethernet links on the high traffic aggregation points. Transmission network services on DWDM provides 100Gbps and 400Gbps service capacities for inner IP Core Network routers optimizing use of existing wide area fiberoptics deployments.

We successfully completed a renovation program in order to converge fixed and mobile backhaul transport networks in 2020. All fixed and mobile transport-IP network were converged with high scale and the leading-edge technology routers in order to be ready for the capacity demand of 5G applications.

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

Turkcell provides a wide variety of data services to customers through high-speed and low latency data connectivity. Our access agnostic broadband core network architecture consists of 3GPP compliant network entities supporting mobile 2G, 3G, 4.5G and fixed access technologies. Evolved Packet Core systems for mobile broadband and Border Network Gateway systems for fixed broadband provide geographically redundant and high available telecom grade broadband services to our customers. The Control Plane entities are located in central data centers. Hence, the signaling traffic traverses through the central data centers while payload traffic is delivered by the entities located in edge data centers. CUPS (Control and User Plane Separation) architecture has been introduced to the network which enables the distribution of User Plane entities carrying payload traffic towards the edge data centers closer to customers and/or applications. In order to provide the best customer experience and more relevant offers to our customers, we have evolved our broadband network services with network analytics, subscription management and broadband data optimization, which are integrated with the service chain on our broadband network.

The existing network of Turkcell is currently 5G NSA ready and Turkcell plans the next steps of 5G journey to introduce new 5G services by considering the roadmap of network technologies and market demand. In respect to our sustainable network initiatives, we have completed analysis and pilot tests on IPv6 network evolution and part of our mobile and fixed network traffic is carried using IPv6 technology.

Both IMS voice and broadband network services are deployed and growing on Turkcell telco cloud infrastructure due to its low cost and flexibility advantages. In addition to supplying growing data and service requirements of existing 4.5G traffic, Turkcell positions its network capable of providing 5G services scaling on its own telecom cloud. Transition to telecom cloud infrastructure also helps getting network ready towards 5G SA (Standalone Architecture) since it is a foundational concept as operators are experimenting transition to 5GC (5G Core) network. Accordingly, we are growing our core network on container platform technology which is providing more flexibility and investment feasibility through deploying cloud native network functions. This technology was a critical step in our 5G core network readiness.

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

(iv) Fixed Network

Our own fiber optic network provides up to 10 Gbps high speed internet service in 28 cities across Turkiye. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. We offer 10 Gbps high speed internet as an on-demand service since February 2018.

During COVID-19 pandemic period, we have increased our in-home investments and provided the first Wi-Fi 6 supported Home-Gateways, which significantly increase in-home service experience. We also initiated virtualized access network projects and have been actively involved in Open Networking Foundation (ONF) projects which promotes experience sharing and early adoption of future technologies, and assisted in its early phase development.

We are providing end-to-end Wi-Fi services for our enterprise customers, which enables their guests to access Wi-Fi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

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

e. Network Maintenance

We have entered into several system service agreements. Under these agreements, our mobile and fixed communications network, including hardware repair and replacement, software and system support services, consultation services and emergency services are supplied by local providers. Our subcontractors perform corrective and preventive maintenance on our mobile and fixed communications network in the field, although providers repair all the network equipment. We have regional operation units with qualified Turkcell staff that operate and maintain our network in Turkiye.

In addition, the Turkcell Service Operation Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problem. Ankara Business Continuity Management (“BCM”) Organization was established in order to ensure the continuity of the event monitoring, operations and information activities of the services, as well as the recovery activities of BCM Critical services after any disaster that is likely to occur within the scope of a possible Istanbul earthquake scenario.

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

g. Internal Control and Continuous Improvement

Internal Control team is responsible for conducting 2nd-level control activities and process improvement work, in order to effectively manage business processes within the Turkcell Group. Internal Control activities are carried out within the framework of legal regulations, directives and with the authority granted by the CEO. We are responsible for analyzing risks and priorities related to processes under its purview, and for planning a risk-based internal control study, which is carried out on a routine basis, using manual or automated tools.

In addition to evaluating the effectiveness of first-level controls carried out by business units, guidance is provided on improving processes by considering Turkcell Group’s sustainable values. If there are deficiencies detected as a result of the 2nd level controls performed, they are shared with the relevant teams to ensure that action is taken and the relevant action plans are followed.

Other areas of our responsibilities are to carry out internal audits regarding the obligations of the Turkcell Group’s ISO certificates within the scope of legal regulations and to monitor Turkcell internal/external audit findings. ISO27001 and ISO27017 certifications are an international framework that helps companies protect their financial data, intellectual property and sensitive customer information. ISO9001 Quality Management System certification is an international standard that allows organizations to increase their quality and ensure continuity in service and performance management. By bringing a solid and systematic approach in information management, we are able to better protect information, reduce risks and increase the quality of our service.

The Continuous Improvement team is responsible for end-to-end process design and modeling within Turkcell Group. KPI and metric-based performance structures are determined, managed and monitored and corporate processes are established, renewed and preserved. New generation technologies and the continuous improvement thereof are monitored and used in our processes.

(i) Business Continuity Management

Turkcell Business Continuity Management (“BCM”) identifies potential threats and their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities. We established the Business Continuity Management System (“BCMS”) to implement, operate, monitor, review, maintain and improve the business continuity.

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2022, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell BCM focuses on the digitalization in the context of business plans, by providing business resilience, corporate memory, flexibility, integration and interactivity relation between business and technical services. Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters. Our purpose is to ensure the continuity of the voice call, messaging, data/internet, data centers, hosting services; operation and maintenance of infrastructure/sites; availability of instant messaging, videoconference, corporate e-mail and file storage digital services for Turkcell Group companies within the scope at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration customer expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” internationally while preserving our image as a reputable and solid integrated service provider.

Turkcell Service Continuity Management aims to ensure the continuity and recovery activities of the services provided to our customers, by providing the continuity of the service commitment levels, managing the risks that may affect our services, including disasters and emergencies, and supporting the Turkcell Business Continuity Management System. Turkcell has also developed a Crisis Management Plan, which is aimed at effectively managing a crisis, including fire, terrorism, operational interruption, cyber attack, food poisoning, epidemics and natural disasters (flood, earthquake, landslide). Turkcell’s Crisis Management Plan exercises, training and awareness activities are carried out periodically with the participation of crisis management teams and related groups.

(ii) Enterprise Risk Management

Turkcell’s Enterprise Risk Management (“ERM”) team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks that may impact the decision-making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses controls, issues and actions are developed and the entire process is monitored.

Turkcell’s ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as workshops, brainstorming sessions, risk reporting from division directors and risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. New risks and opportunities, updates on on-going risks, financial risks and cyber risks are reported to the Early Detection of Risk Committee bi-monthly. The Early Detection of Risk Committee supports the Board of Directors by carrying out activities to detect early signs of risks that may jeopardize the existence, development and continuity of the Company, take necessary measures for identified risks and manage risks within the scope of article 378 of the Turkish Commercial Code and the Communiqué on Corporate Governance of the Capital Markets Board. The Committee reports to the Board of Directors once every 2 months and these reports are shared with the independent audit company.

The risks that affect the strategic plans of the Turkcell Group in a 3-year perspective are analyzed and detailed with the business units. The risks we monitor in line with the developments in the world are scripted, defined, leveled and recorded. For instance; the impact of the pandemic period on our company, the expected earthquakes around Turkiye, the effects of climate change and the ongoing Ukraine-Russia War can be cited as examples of scenario-based studies.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We serve through one of the largest retail telecommunications distribution networks in Turkiye, with 1,109 branded (exclusive) stores, many at prime locations, and 4,144 semi-branded dealers (i.e. digital sales points) as of December 31, 2022. Our two exclusive distributors provide our products as well as consumer technology goods (such as handsets, tablets, notebooks, IoT devices, accessories, personal care products, small home appliances, TV and household appliances) and aftersales services to this wide dealer network, while eight exclusive Turkcell Distribution Centers (TDCs) focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team. This provides us an important channel on which to distribute our integrated solutions directly to home of consumers. We also operate a dedicated corporate direct sales team of over 756 personnel who can offer tailored solutions in their segment of expertise.

Around 13% of our total number of stores are located in the earthquake region. As of April 17, 2023, 72% of our exclusive stores in the region are active and in service. We continue to serve our customers with the containers we placed in the region and also repositioning the products and services we offer both in our active stores and in containers according to the region’s critics and customer needs. We continue to provide all types of services, digital products and necessary information through our digital channels.

In 2021 we expanded our technological device portfolio to meet the evolving needs of our customers in the aftermath of the ‘new normal’ that was brought about by COVID-19. The expansion began with the small domestic appliances such as coffee machines and robot cleaners, and has since continued with larger products such as smart TVs and air conditioners.

Our nationwide distribution channel is an important asset that helps us differentiate from our competitors and achieve our sales targets. As mentioned above, our distribution network consists of distributors, TDCs, Turkcell branded stores (Turkcell Plus & Turkcell), corporate solution centers, and semi-branded dealers, digital channels and ATMs. We offer postpaid and prepaid mobile subscription, fixed and mobile tariffs and solutions, Superbox Plug&Play modems and digital service subscriptions through our distribution network. The total number of branded and semi-branded dealers, including corporate solution centers, was around 5,371 thousand sales points as of December 31, 2022.

Our non-branded dealer network provides us a high penetration across Turkiye. All dealers are compensated based on the number of new subscribers they sign up and the level of those subscribers’ usage, in addition to other performance-based incentives.

We categorize our alternative sales channels under two main categories: our call centers and non-telco sales. We offer a fast and secure access to our products and service portfolio on 24/7 basis via our call center, our web site (www.turkcell.com.tr) and the Turkcell Mobile App. We proactively reach our customers through our telesales team. Our non-telco channel consists of ATMs, call centers, internet branches of banks and chain stores.

Alternative sales channels have been the main channel for digital service sales. Along with prepaid top-up sales on the bank channel, alternative sales channels contribute to product sales through various campaigns, including Fizy, TV+, Lifebox and GAME+. Weekly, monthly and yearly packages of these services sold through a promocode model to both Turkcell and non-Turkcell customers. With the sale of our digital products in technology stores and hypermarkets, alternative sales channels increase both the sales of the products and customer awareness through brand collaborations.

During 2022, our digital sales channels continued to transform comprehensively. Accordingly, UX and UI components as well as the entire shopping journey are tailored to the needs of our customers. Based on customer insight analysis, payment options have expanded and became more diverse. In our digital channels we have been providing two main platforms: Turkcell’s official website and Turkcell’s mobile application. Our website has been serving as a sales channel since 2012.

The primary digital channel is our mobile application, rebranded as “Turkcell App”, through which we provide our mobile and fixed broadband customers the ability to track their bills and data usage, manage their subscriptions, browse campaigns and offers, buy packages, and reach Pasaj, the electronic marketplace. Turkcell App had 68 million downloads to date and 23 million three-month active users in 2022. Our chatbot Turkcell Celly assists Turkcell customers in a fast and easy manner. We also continued to use the Turkcell App as the platform to offer a successful marketing campaign called “Shake & Win”, which has delivered 734 million gifts in 2022, where most of these gifts were in the form of data, minutes or trial subscriptions to digital services. We also made improvements and added new missions and rewards to Turkcell Gift Pool which is a loyalty and gamification hub within which the customers browse and claim gifts, rewards and privileges. This has become a substantive medium for Turkcell subscribers to discover and experience our digital services. In addition, we rebuilt our in-app search functionality from the bottom up to make finding packages, campaigns, and products simpler and faster. During this year, it has been used by over 7 million customers in each month. The sales journey has been enriched with digital exclusive offers, smart targeting, and chatbot marketing. Customer acquisition journey has been redesigned, and the digital subscription process was simplified with NFC identity verification. Our fixed broadband subscribers can also manage their accounts within Turkcell app. Fixed broadband subscribers have made 2.5 million transactions per month by using Turkcell App.

With a view to leverage our capabilities in digital channels, in December 2020, we launched a technology and electronics marketplace (an e-commerce platform) in Turkiye, called Turkcell Pasaj. At Turkcell Pasaj, a wide range of electronic goods, from smart devices to new generation technologies, are offered from several leading suppliers besides Turkcell. Customers are offered different payment alternatives including shopping credit, mobile payment and Paycell digital money, besides debit/credit card and also financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and courier guarantee in one business day. Since September 2021, customers are able to pick up their delivery from any Turkcell store. Turkcell Pasaj platform is developed by Turkcell developers and we conduct necessary improvements in-house. In 2021, we integrated Turkcell Pasaj as a core component of the Turkcell app. Turkcell App users - regardless of being a Turkcell subscriber or not - are able to browse the entire Turkcell Pasaj product catalog, compare prices across sellers, favorite or purchase products within the app easily and securely. In 2022, Pasaj continued to grow with new categories both in online retail and the marketplace. With shopping credit launched, Pasaj started to offer new payment alternatives to provide its customers more efficient payment methods. We also built the infrastructure for the sales of digital assets such as digital game pins, courses, and memberships. As a result of this, Pasaj began serving as a digital product marketplace. Since September 2022, Pasaj has entered Azerbaijan as its first abroad market to expand globally.

On the corporate front, corporate clients are managed under four different segments: public accounts, strategic accounts, major accounts, small and medium sized business accounts. Turkcell’s account managers are direct contacts for the first three segments, while our dealers and telesales teams are responsible for the small and medium sized business segment. Additionally, IsTurkcell Online app and web platform feature our digital services and solutions for corporate customers. The platforms are enriched with digital-only campaigns and packages, loyalty scenarios, and a fully digital subscription process. In 2022, 120 thousand companies used IsTurkcell Online app and web platform.

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

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide our customers with effortless, personalized and consistent experience across all channels. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction and make our customers feel safe and valuable. We continuously ask our customers how satisfied they are with the service they receive and for any suggestions through near real-time mobile surveys. We aim to achieve operational excellence throughout all customer interactions across every customer segment by continuously improving and simplifying processes and services. Customer feedback is the major input for Turkcell’s continuous process and journey for improvement.

With respect to the provision of customer services, we mainly work with our subsidiary Turkcell Global Bilgi. Turkcell Global Bilgi is currently operating in Turkiye and Ukraine. Turkcell Global Bilgi, in addition to conventional call center services, including telesales and collection, also provides research management, customer experience journey design, social media management and technological support services. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistant.

Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies.

The “digitalization” of our customers has continued to be a priority in 2022. Our aim is to migrate our customers from conventional channels to digital channels and create effective and user-friendly online self-service channels. As the importance of digital channels increased in line with global trends as well as COVID-19 pandemic, we work on enhancing our customers’ experience on our digital sales platforms, our website and Turkcell mobile app. In addition to promoting these channels via online and TV advertisements and the renewed payment screens, we offer special plans based on usage habits of our digital customers available only on these channels. As a result of our investments in the Turkcell mobile app, our primary online self-service channel has reached 23 million 3-month active users. Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. We refurbished and modernized this channel with artificial intelligence technologies, and created our own “Digital Assistant”, which was a contributing factor to the considerable improvement of the performance of this channel. Thanks to renewed proactive IVR scenarios, we started to offer more personalized service to our customers through this channel. Through the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers. We also utilize IVR call center solutions in our fixed broadband services.

Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily without connecting to the call center. Customers can also contact Turkcell via instant messaging to ask a question about their lines or our applications. In 2022, there were around 5.1 million such chat sessions on average per month. With artificial intelligence based chatbot technology, Turkcell has increased the automation level of its instant chat-based services for its customers.

Turkcell connects with social media users 24/7 with a total of 65 accounts on Facebook, Twitter, Instagram, YouTube and LinkedIn.

Turkcell has ISO10002 certification since 2011 and renews it annually within the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002:2018 Quality Management-Customer Satisfaction-Complaints Handling Certificate was received in 2021, which is valid until 2024.

With our environmentally friendly invoice project, which we implemented in 2022, the number of our printed invoice customers which was 1.15 million decreased to 650 thousand.

75% of calls regarding network complaints were resolved over our IVR platform and 50% of network complaints received by customer representatives were resolved at the first contact. We improved the accuracy of our network complaint records classification from 50% to 74% by reducing the number of incorrectly classified records. Despite the pandemic, our complaint rate decreased from 2.79 to 2.56 in 2022. The use of the digital app channel, which we launched at the end of 2019, increased by 25%.

Thanks to the customer centric culture transformation program that we initiated in 2019, we ensured that all Turkcell employees are responsible for designing and sustaining the customer experience. We consider that our main goal is to make our customers feel secure, valuable and happy with the help of our strong technological infrastructure. With our customer-centric culture transformation program, more than 1,200 Turkcell employees from all levels have taken part in various customer experience projects so far voluntarily. We have been engaging more than 1.5 million university students and are creating customer-focused projects with more than 3,000 university students in Turkiye and Cyprus. In 2022, we ranked 3rd in the “Customer Centric Culture” Category with this program at the Customer Centricity World Series Awards which is one of the most prestigious award platforms in the world of customer experience. As Turkcell, with the awareness that there is always the best for our customers, we will continue to listen to our customers and stand by them with our solutions we produce for their needs.

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

While continued improvement of our current operations is a key priority, we will seek and evaluate the opportunities of offering our portfolio of digital and financial services, both in Turkiye and in international markets, and increasing their number of users.

Ukraine—lifecell

We acquired our interest in our subsidiary lifecell (formerly known as “LLC Astelit” or “Astelit” operating under the “life:)” brand) on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications.

On July 10, 2015, we completed the acquisition of SCM’s 44.96% stake in our Netherlands-based subsidiary Euroasia Telecommunications Holding B.V, which owned 100% of LLC Astelit, and which merged with Lifecell Ventures in December 2016. The terms of the acquisition required a payment of USD 100 million as consideration for the acquisition, the payment of Astelit’s debts obtained through and with the guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group was a party and the release of SCM Group in this regard. In accordance with IFRS 10 “Consolidated Financial Statements”, the acquisition of the remaining 44.96% in Astelit for a total consideration of USD 100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized, while the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015. Following this transaction, Astelit’s borrowings obtained from and with the guarantee of SCM Group were repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital was increased by USD 686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained USD 66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015.

On January 15, 2016, the company announced a new stage of its development, made a large-scale rebranding into “lifecell”, and in connection therewith changed its legal name to “lifecell LLC” on February 2, 2016.

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

As of December 31, 2022, the company utilized loans fully denominated in the local currency of UAH 3.7 billion (equivalent to TRY 1.9 billion as of December 31, 2022) under the guarantee of Turkcell.

As of December 31, 2022, lifecell had 10.2 million registered mobile subscribers, mainly prepaid. lifecell’s three-month active subscribers had reached 8.5 million as of December 31, 2022.

The company is known as dynamic and innovative as it was the first to introduce a number of new technologies and products in the Ukrainian mobile market. The company is highly motivated to continue its innovation leadership in marketing and sales. There were 460 exclusive lifecell shops in 232 cities across Ukraine as of December 31, 2022. In addition, lifecell products are available at 29 thousand other sales points throughout Ukraine. lifecell also has an online sales channel, shop.lifecell.ua, which was launched in August 2020 as a renewed version.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the Ministry of Digital Transformation, the Service of Special Communications and Information Protection of Ukraine (“SSSCIP”) (technical policy aspects) and by the National Commission for the State Regulation of Electronic Communications, Radiofrequency Spectrum and the Provision of Postal Services (“NCEC”) - a collegial regulatory body reporting to the Cabinet of Ministers of Ukraine which carries out general telecommunication market regulation and inspection. Under martial law, all operators are also required to follow Decrees issued by the National Center for Operational and Technical Management of Telecommunications Networks.

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

As of December 31, 2022, 4.5G from lifecell is available in 16,592 towns and settlements in Ukraine (excluding Crimea and Sevastopol city and uncontrolled territories of the Luhansk and Donetsk regions). As of December 2022, lifecell continues its leadership in smartphone penetration with 84.3% in the Ukrainian telecommunication market.

In 2021, lifecell finished its LTE network roll out in Kyiv subway. Since March 2020, 52 metro stations have been covered with high-speed mobile internet. The project has been executed by Top-3 Ukrainian mobile operators with the support of the Kyiv City State Administration.

lifecell provides 3G&4G coverage of 77.7% of the population of Ukraine, or 60.4% geographical coverage, through around 9 thousand base stations (including 677 impaired based stations).

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

On October 29, 2019, lifecell and two other leading mobile operators signed a Memorandum of Understanding with the Ukrainian Government to reorganize radio-frequency resources to the 900 MHz band. It will ensure maximum coverage of the entire territory of Ukraine with 4G mobile communication, including rural areas and main roads. Accordingly, in March 2020, lifecell’s 900 MHz frequency band was increased from 3.8 MHz to 5.6 MHz. These frequencies, which are currently being used for 2G services, will also be utilized for 4G services. Ukraine’s National Telecommunications Authority opted not to hold a tender process and the license fee for lifecell was determined as UAH 121 million (equivalent to USD 4.6 million as of March 19, 2020, the payment date). The license fee has been fully paid. The respective license became effective for five years as of July 1, 2020. As of December 31, 2020, lifecell and two other leading mobile operators launched LTE900 across Ukraine. Operators also entered into infrastructure sharing agreements in settlements with populations of less than two thousand inhabitants.

lifecell has license obligations to provide mobile communications coverage to a population of over 2,000 people, including 90% of the territory of Ukraine and spanning national and international routes. In accordance with the adopted amendments to the Law of Ukraine “On Electronic Communications”, the deadlines for fulfilling licenses obligations for usage of radio frequency spectrum in Ukraine were postponed for the period of martial law in Ukraine, including six months after its termination or cancellation. NCEC can review and extend these terms up to 2 years. This decision should be made at least 1 month before termination of 6-month delay. In order to make such decision NCEC has to perform evaluation of feasibility for mobile operators to comply with licenses obligations in full.

Mobile Number Portability (“MNP”) was introduced in Ukraine in May 2019. As of December 31, 2022, lifecell is the leader in the MNP port-in subscribers. lifecell was also the first among all operators providing its subscribers with a free online registration procedure enabled via BankID. Starting from December 1, 2021 changing of the operator through MNP has been simplified for all subscribers. In 2022 lifecell launched MNP online so that subscribers who want to port their numbers to lifecell can do it without visiting an operator’s store. The procedure for transferring a number to lifecell can be carried out with the help of an eSIM or using a new operator’s starter package.

lifecell launched its first MVNO partnership in July 2016 with one of the largest national internet service providers (Volia-Cable). By the end of 2022, lifecell had 5 active MVNO partnerships.

Since 2017, the company continues its strategic focus on developing high-quality digital services. Accordingly, lifecell offers Turkcell’s digital services including BiP messenger and lifebox cloud storage. Among other digital services lifecell customers may choose TV+ for watching TV channels and films, lifecell music streaming service, language learning Busuu service, mobile phone protection from theft and screen protection with Protect Mobile and lifecell Screen services. In 2021, lifecell introduced BiP messenger desktop version and the functionality of transferring messages from WhatsApp to BiP. A new game-based learning application was launched for kids’ education and smart entertainment. In December 2021, lifecell cooperated with WhiteBIT cryptocurrency exchange for future development of innovative financial technologies. In 2022, lifecell and WhiteBIT have developed and implemented technological integration for joining blockchain systems with telecommunications services. The integration enables customers to access the WhiteBIT platform without an internet connection, using the USSD menu on mobile phones.

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

In line with global tech trends, lifecell was the first operator among the “big three” in Ukraine to launch eSIM in November 2019. It is sold online at shop.lifecell.ua, and since the beginning of 2020 eSIM physical starter packs were introduced at lifecell shops. In June 2020, a new online sale experience was launched with fully automated 24/7 sale and immediate delivery of eSIMs to customer’s email. In September 2020, as a first in the Ukrainian market, customers are provided with the option of choosing their phone number when buying eSIMs online. In November 2020, eSIM sales with choice of phone number were launched at EasyPay’s 14 thousand self-care terminals across Ukraine. In 2021 lifecell became the first and only mobile operator to launch eSIM sales via monobank, popular digital Ukrainian bank, application. In 2022 the service of transferring phone numbers from SIM to eSIM in the monobank application was launched.

In 2021, lifecell became the first mobile operator to launch an online identification system via BankID with the National Bank of Ukraine. lifecell prepaid subscribers, who are clients of more than 30 partner banks of the National Bank of Ukraine, became able to register online their numbers or switch to a contract form without visiting the operator’s stores.

In 2022 lifecell launched the registration of subscribers’ numbers via My lifecell application using digital documents in DIIA. This helps the subscribers easily and quickly go through the procedure of registration without visiting the operator’s store.

lifecell was the first Ukrainian mobile operator to launch VoLTE and VoWiFi technologies for calls via VoLTE and VoWiFi in 2022. In 2022 lifecell also launched RCS messages for the first time on the Ukrainian telecom market.

After the Russia invasion on February 24, 2022, lifecell continued its operations providing services to subscribers throughout Ukraine, except in areas where equipment has been damaged as a result of hostilities and access is currently impossible. lifecell together with other mobile operators launched national roaming throughout Ukraine. As a result, subscribers of any Ukrainian mobile operator can use the network of another operator if their home network becomes unavailable. For the radio network, as of December 31, 2022, lifecell had around 9 thousand base stations (including 677 impaired based stations) in the country, and around 16.7% of them were temporarily down on average on a daily basis in the last quarter of 2022, due to energy cut-offs or the invasion impeding our ability to access our base stations. After the invasion, around 92% of the shops were open as of the end of December 2022, which changes on a daily basis. Around 99% shops in Western territories were open most of time. In other regions shops are working during calm times (no sirens, rocket alarms or bombing). In 2022, an impairment charge of TRY 214.2 million has been recognized in the Consolidated Financial Statements in relation to the assets in Ukraine in territories under the control of Ukraine but not operating for more than 92 days and those in territories invaded by Russia.

The war has led to a decrease in our subscriber base in Ukraine, although we believe that the decline has not been material as of the time of this filing. lifecell had provided the Ukrainian military, law enforcers, medics, and critical infrastructure employees with 10,000 GB of mobile data, 10,000 minutes for calls to any numbers in Ukraine, and 10,000 SMS to each of them. The company also has provided bonus minutes and gigabytes to its subscribers both in Ukraine and abroad in roaming. lifecell has signed a Memorandum of Understanding with the Ministry of Digitalization regarding transferring UAH 40 million to United24 - the national platform for collecting donations in support of Ukraine. The company currently has no major collection risk, as lifecell’s subscribers are mainly prepaid.

For details regarding the risks we face with regard to our business in Ukraine, please refer to “Item 3.D—Risk Factors— We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

BeST

On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in BeST, which provides services using GSM and UMTS technologies, for a consideration of USD 500 million. On August 26, 2008, control of BeST was acquired from Belarus State Committee on Property and USD 300 million of the total consideration was paid. An additional USD 100 million was paid in December 2009 and a further USD 100 million was paid in December 2010. An additional payment of USD 100 million was required to be made to the seller in installments contingent of the financial performance of BeST. On November 30, 2022, the relevant contract was terminated by mutual agreement. On the same date, a new Investment Agreement was signed between Turkcell, BeST and the Republic of Belarus to develop the telecommunications infrastructure between 2022-2032. Under this agreement, Turkcell is required to invest at least USD 100 million during investment period and pay an additional amount of USD 100 million over a period of 10 years, to be funded by the payment of at least 50% of the annual net income of BeST. In case the required amount is not reached at the end of the 10-year period, BeST or Turkcell shall make a lump sum payment to the Republic of Belarus for the remaining balance. For more information, see Note 27 (Other non-current liabilities) to our Consolidated Financial Statements. Simultaneously with the Investment Agreement, Turkcell signed a share purchase agreement to acquire a 20% stake in BeST from State Committee on Property of the Republic of Belarus. The share transfer was completed on December 9, 2022. Responsible authorities of the Republic of Belarus have rearranged the mobile communication interconnection fees between the operators in the country, considering the provisions of the Investment Agreement, and determined a mobile call termination fee of BYN 0.001 for BeST for 5 years. In this regard, the decline in interconnection expenses will positively impact our operational profitability.

As of December 31, 2022, BeST had 1.5 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.1 million. BeST is the leader of MNP market in Belarus in terms of number of port-in subscribers’ count. BeST has 9 own stores, 117 exclusive and 172 non-exclusive sales points. Sales from its online channel continuously increase with the rising customer demand. In addition, digital subscription packs are sold at more than 2,200 sales points across the country.

As of December 31, 2022, BeST operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.8% of the entire population of Belarus, or 93.1% geographical coverage. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. BeST offers 4G service since August 2016 on beCloud’s LTE infrastructure, serving in all regions and major cities of Belarus with an 89.2% 4G territory coverage as of December 31, 2022. The availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2022, the share of 4G subscribers in the three-month active subscribers reached 78%. Rising 4G penetration led to a growth in average monthly data consumption per user to 16.2 GB. 4G network served 81% of total data traffic in 2022.

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

In line with our strategic priority of improving our balance sheet structure, we restructured the debt of BeST in 2015. As part of the restructuring, BeST’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, BeST’s debt was EUR 612 million subordinated loan. On April 1, 2019, this EUR nominated subordinated loan was converted to the local currency amounting to BYN 1.46 billion, equivalent to TRY 10.0 billion as of December 31, 2022. On February 23, 2023, a set-off agreement was signed between Turkcell and BeST, and Turkcell agreed to increase its share in the authorized capital of BeST (emission of additional shares), by setting off monetary claims arising from the loan agreement against BeST in the amount of BYN 1.63 billion (including interests as of set off date). Registration of additional shares was finalized on March 9, 2023.

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business. As mentioned above, following the conditions of the Investment Agreement signed between Turkcell, BeST and the Republic of Belarus, responsible authorities of the Republic of Belarus have rearranged the mobile communication interconnection fees between the operators in the country and determined a mobile call termination fee of BYN 0.001 for BeST for 5 years. In this regard, the decline in interconnection expenses will positively impact our operational profitability.

In Belarus, our business may be affected directly or indirectly by sanctions (including export controls that may impact our ability to import equipment and software), regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. For more information regarding the risks we face with regard to our business in Belarus, please refer to “Item 3.D—Risk Factors— We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

Lifetech

Lifetech, which is a subsidiary of Turkcell Group, was established in 2012. It is 99.9% owned by BeST and has around 143 professionals located in Belarus as of December 31, 2022. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kibris Telekom

Kibris Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2022, Kibris Telekom had 0.6 million registered subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Public Works and Transportation of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The license agreement granted GSM 900, GSM 1800 licenses. The license agreement is valid for 18 years from the date of signing. The license fee was USD 30 million including VAT and financed by Kibris Telekom through internal and external funds.

On March 14, 2008, Kibris Telekom was awarded a 3G (IMT 2000/UMTS) infrastructure license at a cost of USD 10 million including VAT, which was paid at the end of March 2008.

On November 7, 2022, Kibris Telekom was awarded a 4G-5G (IMT-Advanced and IMT-2020) license and obtained 247 MHz of new spectrum in 700 MHz, 800MHz, 900MHz, 1800MHz, 2100MHz, 2600MHz, 3600MHz bands at a cost of USD 19.1 million including VAT. Kibris Telekom will be able to start offering 4G services on September 7, 2023, while it will be possible to offer 5G services using 4G spectrum on September 7, 2026, and 5G services on all awarded spectrums including 700 MHz and 3600 MHz bands on September 7, 2028 (with the option of starting one year early in 2027). The 4G (IMT-Advanced) license is valid for 18 years from September 7, 2023 until September 6, 2041 and the 5G (IMT-2020) license is valid for 20 years after the launch of 5G services on 700 MHz and 3600 MHz.

In 2012, Kibris Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kibris Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kibris Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation was at 69 kilometers by the end of 2021. In 2017, Lifecell Digital was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018. In addition, Lifecell Digital was granted MVNO and call carrier licenses in May 2022.

The National Regulatory Authority started to decrease mobile termination rates gradually in July 2014 over a year; with around a 71% decline in total, from TRY 0.10 to TRY 0.03. The rates were then increased by 62% to TRY 0.05 in August 2019, and by 11% to TRY 0.055 in October 2022. (Predicted termination rates were shared for the following two years, however the rates will be re-evaluated taking the exchange rates, European Commission directions, Termination Rates Market Analysis Report Methods into consideration before being implemented). MNP is in effect in the country since 2018.

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

The National Regulatory Authority designated Kibris Telekom as an operator having significant market power in the mobile access and call origination markets in July 2021. Due to this designation, Kibris Telekom is obliged to provide access and call origination service to MVNOs. Currently, there are three companies that have MVNO licenses.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers customer care services to more than 100 companies in banking, retail, e-commerce, insurance, energy, public sector and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to analyze customer experiences deeper, gaining vast experience in the process. On August 4, 2017, Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. As of December 31, 2022, Turkcell Global Bilgi had 15,837 employees. 65% of these employees serve Turkcell’s customers, 29% serve customers of third parties, with the remaining working as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

Since 2008, Turkcell Global Bilgi owns a 100% stake in Global Bilgi LLC, which operates in Ukraine and provides telesales and call center services to lifecell and many other companies in Ukrainian, and English languages with 632 employees.

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

As of December 31, 2022, Turkcell Superonline has 60 thousand km fiber backbone covering 81 cities in Turkiye and has 13 border crossings. The company offers fiber in city coverage in 28 cities and increased its homepasses to around 5.4 million as of December 31, 2022 from around 4.5 million in the previous year. Including partnership engagements, we are capable of covering around 8.3 million households in 35 cities. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. Turkcell Superonline also has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations. As of December 31, 2022, Turkcell Superonline had 2.1 million fiber and 1.3 million TV subscribers.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkiye. Turkcell Superonline has rendered Turkiye as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline has a capability to offer 10 Gbps connections on a demand basis.

Turkcell Superonline is the leading datacenter and cloud services provider to over 2,600 corporations including Turkiye’s largest corporations with whitespace of 39,500 sqm in Turkiye.

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

Turkcell Superonline won the tenders of BOTAS, Turkiye’s state-owned pipeline company, and TEIAS, Turkiye’s state-owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions are considered as finance leases as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS, and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. Our contract with BOTAS will expire in January 2025, and Turkcell Superonline is already working for an extension. Our two contracts with TEIAS will end in 2032 and 2034 and Turkcell Superonline plans to extend these contracts as these contracts are strategically important for our business. Additionally, in relation to our 60 thousand km fiber network, BOTAS routes have a portion of about 16 thousand km (27)% and TEIAS routes have about 2,500 km (4.2)%. The recognized cost of the indefeasible right of use as of December 31, 2022 is TRY 615 million.

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

Turkcell Superonline is leading the localization strategy for Turkiye’s data and internet traffic by developing partnerships with internet exchange platforms, Tier 1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline is among the businesses within Turkcell Group that we may consider a strategic action for further value creation.

Global Tower

Global Tower was established in 2006 as a wholly owned subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Turkiye. In addition to Turkiye, it has operations in Ukraine, Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only mobile network operators but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Ukraine, UkrTower, was founded in 2009 and its 100% owned subsidiary in Belarus, Beltower, was founded in 2016. Beltower has a right of use agreement signed with BeST.

Global Tower operates a unique portfolio of 10,910 towers, 8,975 of which are located in Turkiye. As of December 31, 2022, Global Tower owns 985 towers in Ukraine and operates 835 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service over 162 mobile towers in Turkiye. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

In Turkiye, Global Tower manages the processes of renting, maintaining and installing towers in 18 structured regions with its 2 solution partnerships and 2 installation subcontractors.

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

Global Tower’s wide service range consists of shared infrastructure services in tower/rooftop/in house fields, TV-radio infrastructure solutions, E2E and wind power infrastructure solutions, M2M/scada/telemetry infrastructure solutions, GSM-R solutions, mini data center infrastructure solutions, mobile tower solutions, acclimatized system room solutions, energy infrastructure solutions, hybrid systems solutions (solar/wind), infrastructure maintenance and operation services, field acquisition and contract management services and satellite telecommunication solutions & services.

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

On December 23, 2022, our Board of Directors decided to initiate the preparation process of initial public offering of a certain amount of shares of Global Tower, in Turkiye and international markets when required, depending on the market conditions

Turkcell Teknoloji

Turkcell Teknoloji, a wholly-owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkiye. In 2015, Turkcell Teknoloji consolidated its operations at Kucukyali Technology Plaza in Istanbul.

Turkcell Teknoloji’s R&D center employs over 1,000 researchers accredited by the Ministry of Industry and Technology. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (data analytics and artificial intelligence, Network Technologies, IoT, VR/AR), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platform and platform developed solutions, location based services and platforms, roaming solutions, geographic information systems, network management solutions, 5G and beyond infrastructure projects, customer relationship management and solutions, next generation value added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, IoT, AR / VR, big data processing, business intelligence applications, smart SIM card solutions, healthcare services management, digital identity technologies, image video processing, text analysis, suggestion engines, voice analytics, robot assistants, robotics process automation, mobile analytical platform, artificial intelligence in health, learning and education applications solutions, e-mail and search engine solutions, digital broadcasting solutions, CDN (Content Delivery Network) Solutions, OTT and block chain solutions and AIOPS/devops.

In line with Turkcell’s strategy of expanding digital services and ICT services in Turkiye and in international markets, Turkcell Technology aims to develop new digital and ICT services worldwide according to the latest technology and market requirements.

Turkcell Teknoloji enhances company solutions with state-of-the-art artificial intelligence capabilities with their AI driven products. These products are in-house developed platforms aligned with their specific themes. Beyond the cloud-based computer vision services, face verification, facial analysis, OCR, object/motion detection studies are carried out to realize these solutions at the edge. In-house developed edge-AI products enable delivering AI capabilities of Turkcell Teknoloji to different industries such as retail, manufacturing and health. As one of our projects, development of image processing models for Togg smart devices is continued. Recently, Turkcell Teknoloji has launched an end-to-end self-service chatbot platform that lets individuals and businesses build and manage their own chatbot solutions. The platform was entirely designed and developed by Turkcell engineers using NLP models and the most recent development trends. Along with being used internally by Turkcell for its various digital products as a new digital customer service channel, the chatbot platform is also integrated into one of the Istanbul’s largest municipalities’ official website. In addition, IOT analytics is one of the main focuses for Turkcell Teknoloji. Turkcell Teknoloji develops its own AutoML (Data Ocean) product with internal resources. The product learns from the past data and detects anomalies over the streaming data. This is expected to result in substantive improvement with regards to the field of predictive maintenance.

In the fintech and insurtech sectors, Turkcell Teknoloji is committed to continuing to innovate and provide the best solutions with fully digital products and services. Our fintech solutions offer a variety of credit products to customers of Turkcell and its group companies with enhanced payment options. Our state-of-the-art technology allows us to provide fast and secure financial transactions, as well as personalized and convenient services to our customers.

Our insurtech solutions, on the other hand, uses advanced analytics and data-driven approaches to develop innovative insurance products and services. The technology allows us to quickly assess risk and offer customized insurance solutions to our clients, helping them protect what matters most to them.

We continue to expand our customer portfolio with many companies from different sectors in a short timeframe. To this end, Ultia, a cloud-based platform and application designed for companies to provide efficient corporate process management, was designed to continue this aim as an initiative of Turkcell Teknoloji. In February 2023, all types of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Ultia, were transferred to Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S., a technology-oriented company established under Turkcell New Technologies Venture Capital Investment Fund. Ultia makes all business processes manageable from a single platform and enables companies to perform information technologies and corporate service management successfully and efficiently. Ultia offers a unique lowcode platform to design all processes with the drag-and-drop method without the need for detailed code knowledge. The platform also provides a wide variety of ready-made modules such as IT Service Management, human resources, asset management, help desk and can easily adapt to customers’ own business processes with personalization and integration options. To date, we have over 30 customers on Ultia.

DevOps team is responsible for integrating everyone associated with software development and deployment—business users, developers, test engineers, security engineers and system administrators. With the DevOps transformation, we developed automation platforms that unified our people and processes, saved time, increased quality and security and finally, improved employee satisfaction.

Turkcell Tekonoloji has been continuing its research and development activities on Blockchain since 2018. We are working on how the capabilities offered by blockchain will create value in new products and services. We follow the studies in this field at home and abroad and take part in projects where mutual gains can be achieved. We are experimenting to produce new services on topics such as digital assets, digital wallets and digital identities.

With the goal of becoming Turkiye’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2022, the Turkcell Teknoloji R&D Center submitted 325 new national and 24 international patent applications and as of the year end. Turkcell Teknoloji ranked 1st in Turkiye among the companies that made the highest number of national patent applications in the patent league, with its national applications in 2020 and 2021. Turkcell Teknoloji has 3,564 national and 216 international patent applications and 966 granted patents in total.

Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Turkcell Teknoloji aims to enlarge entrepreneurial ecosystem and technoparks’ vision as well as engaging in collaborations with universities from all over Turkiye and supporting academic studies focused on artificial intelligence, 5G and beyond, blockchain and AR/VR. With the studies carried out with universities in the Turkcell Teknoloji focus areas, we both enlarge university-industry cooperation and enable the creation of value-added products in our country. Turkcell Teknoloji is an active participant of European collaborative research programs. One of the main international networks for those projects is EUREKA (European Research Cooperation Agency) program. EUREKA program is one of the pre-eminent programs across Europe to foster European competitiveness and integration and to encourage R&D cooperation in more than 45 countries with a bottom-up approach. Turkcell Teknoloji is a board member of two different clusters of the EUREKA program: ITEA (Technology for European Advancement) cluster and CELTIC (EUREKA Cluster for next-generation communications) cluster. Turkcell Teknoloji contributes to the establishment and progress of the European research vision and agenda, as well as participating in pioneering research and innovation projects. Another main international research and innovation program is Horizon Europe Program, which is publicly funded by European Commission and facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges. It supports creating and better dispersing of excellent knowledge and technologies. Turkcell Teknoloji has a long history of developing R&D projects within these as an international consortia coordinator, national consortium leader or as a project partner according to the strategic decisions within the company. As of 2022, Turkcell Teknoloji has almost 15 ongoing international collaborative R&D projects (in addition to the ones that are currently under evaluations) and we seek to continue to increase the Horizon Europe and Eureka project applications and funded projects in the coming years.

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

Turkcell Satis

Turkcell Satis (formerly known as Turkcell Satis ve Dagitim Hizmetleri A.S.) sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website “www.turkcell.com.tr”. In the last quarter of 2020, e-commerce business related to consumer electronics was rebranded under “Pasaj” and also started to serve as a marketplace platform for consumer electronic sales of third-party sellers. In 2016, Turkcell Satis started to sell equipment to other entities as corporate sales. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Turkcell Dijital Is Servisleri A.S.

At the beginning of 2019, Turkcell Satis’s legal name was changed to Turkcell Satis ve Dijital Is Servisleri A.S. Its area of operations include system integration and managed services, new generation technologies, business applications and supplying required hardware to cover end-to-end IT and technology related solutions and services for enterprises. In March 2021, Turkcell Dijital Is Servisleri A.S. (often referred to as Turkcell Digital Business Services in the report) has been incorporated and registered through carve out from Turkcell Satis in order to monitor its performance more coherently. Turkcell Dijital Is Servisleri A.S. is a 100% subsidiary of Turktell as of August 2021, and enterprise business operations will be transferred to Turkcell Dijital Is Servisleri A.S. gradually.

As Turkcell Digital Business Services being one of the companies that invest the most in technology, its main goal is to be a reliable technology partner that will provide tailor made end to end IT solutions for enterprise customers. It enables customers to move forward with the most appropriate financial model in their new technology investment plans and focus more on their own business. It particularly targets sectors including health, education, manufacturing, retail, central and local authorities, logistics, finance, energy, tourism and SMEs.

Turkcell Finansman

Turkcell Finansman (referred to as “Financell”), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the BRSA and launched nationwide in March 2016. It is the first finance company in the Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and provides financing solutions to existing or new Turkcell customers for their smart devices, tablet, accessory or other device purchases. As at the end of 2022, Financell is the leading company in terms of number of customers among all finance companies.

In September 2017, Financell established a branch in the Turkish Republic of Northern Cyprus and started handset financing operations. Due to growing cost and risks, the branch was closed in June 2019.

Since 2018, Financell has also offered insurance products directly or through Turkcell Sigorta insurance agency, depending on the product and related regulation. Key products are loan protection insurance to cover the payments against unexpected circumstances that may occur, such as unemployment, death, disease, accidents, and device protection insurance to cover damages on the smart device purchased. As an insurance agent, Financell and Turkcell Sigorta provide insurance through revenue sharing agreements with prominent partners such as BNP Paribas Cardiff, Zurich and Turkiye Sigorta.

In 2019, Financell included corporate entities to its existing individual customer portfolio which also aims to support Turkcell’s corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers. In 2022, Financell started providing consumer loans via the Paycell platform for online and offline shoppers and also started providing auto loans.

Since January 2020, smartphones with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, and those with a retail price of up to TRY 3,500 with a maximum twelve-month installment plan. Such limitation has negatively impacted the number of loans provided by Financell. The threshold was raised to TRY 5,000 on December 21, 2021, and was increased to TRY 12,000 in January 2023.

Application and sales channels are extensive for individual customers to reach Financell loans. With a prudent risk management approach, Financell serves over Turkcell’s stores (1,100 Turkcell’s own store and 2,318 digital sales points), Turkcell website, Turkcell Mobile application and the call centers of Turkcell and Financell, as well as Paycell platform and selected merchants.

Within the scope of Turkcell’s Digital Financial Services strategy, Financell’s vision is to evolve from the current captive financing company structure into a digital bank. The digital banking regulation in Turkiye was announced by BRSA on December 29, 2021. Turkcell has made its application for the initial establishment permit on June 27, 2022 to BRSA. The application is pending. If and when the approval is received, the remaining process will involve establishing a fully functioning digital bank, and we will apply once again for operation permit to the BRSA.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell also tapped into the local debt capital markets for bond issues. This year Financell issued commercial papers,

●	with a nominal value of TRY 200 million in June 2022 which matured on September 9, 2022,
●	with a nominal value of TRY 250 million in September 2022 which matured on December 5, 2022,
●	with a nominal value of TRY 250 million in December 2022 which matured on March 7, 2023, and
●	with a nominal value of TRY 250 million in March 2023 which will mature on September 5, 2023.

Additionally, the company sold TRY 45 million non-performing loans in 2022.

Financell had TRY 3.4 billion loans outstanding and TRY 6.4 billion of consumer loans had been granted as at the end of 2022 from TRY 2.2 billion loans outstanding and TRY 4.1 billion of consumer loans as at the end of 2021. Cost of risk has increased to 1.0% in December 2022 from 0.5% in December 2021.

Turkcell Sigorta

In June 2018, the insurance agency Turkcell Sigorta was incorporated as a subsidiary of Financell in order to offer various insurance products.

Turkcell Sigorta provides a wide variety of insurance products, including life, non-life (property insurance, electronic devices, errors and omissions, machinery breakdown, employers’ liability, political violence, third party liability, directors and officer’s liability) motor insurance to Turkcell Group and its employees. Turkcell Sigorta also provides insurance products to Turkcell customers via its agreements with leading insurance companies like Turkiye Sigorta, Zurich and BNP Paribas Cardiff, such as device protection, bill protection, personal accident insurance and, complementary health. In 2021, Turkcell Sigorta started to offer bill protection and personal accident products on Paycell application and compulsory earthquake and travel health insurance in 2022.

Turkcell Dijital Sigorta

In June 2022, within the scope of Turkcell’s digital financial services strategy, Turkcell Dijital Sigorta has been incorporated as a subsidiary of Financell in order to develop the existing insurance business within Turkcell to a full-fledged insurtech structure from the current agency only – intermediary structure. Insurance License application was submitted to Turkish Insurance and Private Pension Regulation and Supervision Authority on October 2022. Our insurance license application is approved on Accident, Health, General Losses, General Liability, Financial Losses and Legal Protection branches as of February 2023.

Turkcell Odeme

Turkcell Odeme became operational as of March 2015 presenting users with a convenient mobile payment solution and offering a streamlined experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions for both merchants and consumers.

In August 2016, Turkcell Odeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Turkiye holding this license. With its brand “Paycell”, Turkcell Odeme has expanded its merchant network by implementing easy and secure payment methods, both online and in stores, in new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services. Paycell makes life easier for customers by offering direct carrier billing (Pay Later), money transfer, payment services and wallet, plus cash top-up for the Turkcell prepaid line and the public transportation card IstanbulKart as well as the Paycell debit card. Paycell also provides merchants a QR based payment alternative and mobile POS solutions as well as virtual POS solutions for online sales.

We have been increasing our financial marketplace with investment products and consumer loans, in line with the annual plan. Paycell users are now able to buy, keep or sell precious metals or stocks (that are listed in NASDAQ and NYSE) using the app. On the credit side, we made collaborations for both cash loan and consumer finance. Users can easily access cash loan via our partner banks within the Paycell app. Finally, we launched Paycell Shopping Limit, a consumer finance product that enables consumers to make their purchases in installments up to 36 months. Paycell and Financell have joined forces for these products. We intend to extend our product portfolio by (i) integration to the QR payment infrastructure which will allow QR payments to be used nationwide, (ii) increasing the amount of digital partnerships that will in turn lead to an increase in the amount of digital content offered in the Paycell application. We are committed to capitalizing on this well-established payment services platform. In addition, in order to provide international money transfer and payment services in European Union countries, Turkcell Europe GmBH shares were transferred to Paycell and Paycell Europe opened its first European Office in Stuttgart, Germany. Paycell started providing international money transfer in European Union countries and UK starting from January 2023, in partnership with Paytop. Moreover, starting from last quarter of 2023, Paycell will start collaborating with Solaris, an embedded finance platform serving in Europe. As part of their collaboration, Paycell Europe and Solaris will work to broaden the scope and portfolio of digital finance solutions that they provide. In due time, Paycell Europe will continue to work towards obtaining license from Germany’s Bafin to provide our own services apart from Solaris collaboration.

Having received an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments through the Paycell application and selected Turkcell stores as well as non-Turkcell affiliated stores. In December 2017, Paycell entered into a 5-year contract with Visa to issue prepaid cards and the contract was revised in 2021, to expire in 2026, with additional incentives. Furthermore, in November 2020, we entered into a 6-year contract with Mastercard, valid through April 2021 to April 2027, to issue prepaid cards. The business has continued its growth through the addition of new features including peer to peer money transfer, expanded merchant integrations and the rising penetration of Paycell prepaid cards.

In 2022, Paycell introduced new products for consumers such as game tokens, and other digital content in the app marketplace, enhanced its money transfer options by granting 24/7 money transfer capability and implementing P2P and utility payment options to BiP. In addition, financial marketplace in Paycell app was enhanced with investment products, cash loans and consumer finance products through collaborations with other fintechs, banks and Financell. On the merchant front, Paycell introduced a commercial card for commercial payments and expanded on Android POS, virtual POS, Vitrin (an e-commerce solution), Payment Link products. As of December 31, 2022, Paycell reached to key account available 51.3 thousand merchants, processing payment volume of TRY 5.2 billion from physical locations and TRY 8.2 billion online. Furthermore, Paycell started to offer whitelabel wallet products, first of which is being implemented to n11.com, one of Turkiye’s largest online marketplaces.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in the Turkish Republic of Northern Cyprus. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments.

For Paycell, 2022 was a successful year in terms of growth and scaling-up. As of December 31, 2022, Paycell had 7.7 million three-month active users. The Paycell app has been downloaded 19.9 million times to date. The Paycell prepaid card reached 732 thousand three-month active users and total spending via all Paycell prepaid cards in 2022 amounted to TRY 8.6 billion. Paycell mobile payments three-month active users reached 5 million and mobile payment transactions totaled up to TRY 3.7 billion. The total transaction volume through Paycell reached TRY 37 billion.

In 2022, in conjunction with its plans to expand and grow in domestic and foreign market, Paycell started the process of inviting a strategic partner to own a minority stake in the company, with J.P. Morgan Chase Securities PLC being authorized to lead the process. We have received interest from various parties but have not yet concluded the process, as a result in part, due to macro-economic and geopolitical developments as well as the pressure on global technological asset valuations in 2022. We will continue to explore this opportunity in 2023.

Turkcell Enerji

Turkcell Enerji, a 100%-owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader in the transformation of energy markets in Turkiye through digitalized, decentralized and decarbonized solutions. Turkcell Enerji owns an electricity supply license, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity. Turkcell Enerji supplies electricity to eligible residential, commercial and industrial customers in Turkiye. In 2020, Turkcell Enerji has completed solar rooftop projects for renewable power generation at selected Turkcell Group buildings and data centers. As of 2022, Turkcell Enerji carries out the project of commissioning solar power plants with a total capacity of 300 MW until the end of 2025 for self-consumption. The focus on renewable energy will continue with large-scale projects and investments.

Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Enerji. The share transfer with respect to the acquisition Boyut Enerji was completed on August 18, 2021. Boyut Enerji owns Karadag Wind Power Plant located in Izmir, Turkiye, which has an 18MW mechanical installed capacity. An application for capacity extension has been submitted to EMRA for the Karadag Wind Power Plant. When and if the application is approved, the total capacity is expected to increase to 27.6 MW. The plant commenced operations in 2016 and holds a license that will expire in 2057, and has a state purchase guarantee until the end of 2026.

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

Lifecell Ventures launched the first international digital solution partnership with BiP and lifebox services at Moldcell, the Eastern European operator under a revenue sharing model. Since October 2020, the Caribbean company Digicel Group provided services from the communication platform BiP, and Fast Login in 32 countries, in partnership with Lifecell Ventures. Digicel is managing its own consumers’ data while offering its subscribers market-leading action in real time through LCV’s Real Time Action (RTA) Marketing and Real Time Trend Monitoring tools. In 2021, additional RTA licenses were sold to Digicel and an RTA agreement was made with BTL in Belize.

In 2022, Digicel Group sold its affiliate company Digicel Pacific Limited which operates in six markets in the South Pacific including Papua New Guinea, Fiji, Samoa, Vanuatu, Tonga and Nauru, to the Australian telecommunications company Telstra Corporation Limited. In this regard, a variation agreement to the Master Services Agreement shall be signed between Lifecell Ventures and Digicel Group, with separating the South Pacific operations being under discussion. Lifecell Ventures will continue to cooperate with Digicel Pacific Limited, now an affiliate of Telstra Corporation Limited, in the South Pacific region. BiP Digital Communication Technologies B.V., a subsidiary of Lifecell Ventures, will be the contracting party to the cooperation agreement to be signed with Digicel Pacific Limited.

In 2022, Lifecell Ventures signed a cooperation agreement with Beeline Georgia to launch the Lifebox personal cloud storage platform. Lifebox service will be contributing to Beeline Georgia’s digital ecosystem in the international market with the revenue share model in 2023. Within the scope of the digital solutions partnerships between Lifecell Ventures and Moldcell, Digicel, and BTL, Lifecell Ventures has been focused on conducting the existing digital services and solutions and contributing the new service needs of the current markets.

Atmosware Teknoloji

Atmosware Teknoloji, which is fully owned by our subsidiary Turktell, has been incorporated with a capital of TRY 5 million on October 8, 2021. Atmosware Teknoloji will focus on developing software products and services, training software developers and aims to serve our Company and its subsidiaries and third parties both in Turkiye and other countries.

In addition to the aforementioned international and domestic subsidiaries, through 2019 and 2020, we established individual companies for our digital services, namely Yaani Digital, BiP Digital, Bip Iletisim, Lifecell Digital, Lifecell Bulut, Lifecell Muzik, Lifecell TV and Lifecell Dijital Servisler. This means management flexibility and marks a step towards considering strategic moves in the medium run.

Equity Accounted Investments

Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“Togg”)

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol and on May 31, 2018 a Shareholders Agreement was signed by Turkcell with the intention of participating as a potential contributor in “Turkiye’s Automobile Project”. Under this protocol, the signing parties agreed to determine the framework of the activities to meet the requirements of the project for designing, developing and manufacturing a range of electric and connected cars and establishing a mobility ecosystem as well as establishing a local company to own the intellectual and industrial property rights. Accordingly, on June 25, 2018, Togg was incorporated, in which Turkcell has participated among the six founding partners, with a 19% stake. On June 1, 2021, one of founding shareholders, Kok Ulasim Tasimacilik A.S., decided to exit and AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Vestel Elektronik Sanayi ve Ticaret A.S. and Turkcell (through its wholly owned subsidiary Turkcell Gayrimenkul) now have equal shareholding in Togg, each with a 23% stake; whereas Turkiye Odalar ve Borsalar Birligi holds 8%. On December 2, 2022, paid-in capital of Togg was increased by TRY 550.000.000 TRY from 4.336.274.000 to TRY 4.886.274.000. Turkcell has committed to a 23% of the total capital participation of EUR 500 million over the following years, where the majority of it is paid by existing shareholders.

The CEO of Togg was appointed on September 1, 2018. On December 27, 2019, Togg showcased its C-SUV model and an example of its C-Sedan model, which are the first models in the product portfolio. In July 2020, construction of the production facility was initiated in Gemlik, Bursa. Mass production began on October 29, 2022. Togg started to collect pre-orders of T10X, the C-SUV model, in February 2023 and is expected to start delivery in April 2023.

On May 19, 2021, Togg Europe GmbH (“Togg Europe”), in which Togg has participated as 100% stakeholder, was established as Europe User Research Center in Stuttgart within the de:Hub, which is one of the 12 innovations centers of Germany.

On September 27, 2021, Siro Silk Road Temiz Enerji Depolama Teknolojileri Sanayi ve Ticaret A.S. (“Siro”) was established by Togg and Farasis Energy (Ganzhou) Co. Ltd. in order to develop energy storage solutions for automotive and non-automotive applications for Turkiye and surrounding countries. On December 1, 2021, Trugo Akilli Sarj Cozumleri Sanayi ve Ticaret A.S. (previous company name Togg Akilli ve Hizli Sarj Cozumler Sanayi ve Ticaret A.S.), a wholly-owned subsidiary of Togg, was established in order to develop EV charging solutions in Turkiye.

Sofra

Sofra in which Turkcell indirectly holds a 33.3% stake, was incorporated on July 24, 2018. Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, and Posta ve Telgraf Teskilati A.S., the Turkish postal services company, act as shareholders together with our subsidiary Turkcell Odeme. Sofra offers meal cards issued under the “PAYE Card” brand, enables personnel of customers to conveniently purchase food at member merchants. PAYE Card is also accepted at public transportation payment in Istanbul. In 2022, PAYE Card has over 162 thousand cardholders with around 17.4 thousand merchants. PAYE Card also launched virtual card which enables consumers to pay with QR at stores. As per the decision of our Company’s Board of Directors dated April 13, 2023; it has been decided on the acquisition of the 33.3% share of Sofra by our Turkcell Odeme, which has 33.3% shareholding in it, from Belbim Elektronik Para ve Odeme Hizmetleri A.S., one of the other shareholders of Sofra, for TRY 762,690, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfi”, “Foundation”) was founded by our Company on October 11, 2018 in Turkiye. The Foundation is a not-for-profit organization that intends to reduce mainly the public burden of the state by contributing to projects and charities that will meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. The board of directors of the Foundation consists of five members, all of which have been appointed among the high or senior level executives of Turkcell.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. Our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may pursue inorganic growth opportunities both in Turkiye and in countries where we are already present with a controlling stake in order to leverage our experience and technological base. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships, and that may be in the area of mobile or fixed telecommunications and services.

We may also evaluate network sharing opportunities and participate in joint infrastructure companies within Turkiye.

We will evaluate the opportunities of marketing the portfolio of our digital services in international markets to increase the users and our revenues from these services.

We could be interested in acquisition of new renewable energy production assets in accordance with Turkcell Group’s target of becoming a company meeting its electricity need from eco-friendly resources.

We have participated in the establishment of Turkcell New Technologies Venture Capital Investment Fund, on March 7, 2022. The fund’s commitment is TRY 500 million. In 2022, our Company invested around TRY 220 million through our fund, for which our company has no binding obligation to contribute further capital. Turkcell New Technologies Venture Capital Investment Fund has invested in refurbished smartphones and electronics firm Easycep, cyber security firms namely Procenne Teknoloji A.S. and Barikat Internet Guvenligi Bilisim Ticaret A.S. along with mobile game producer Passion Punch and other venture capital investment funds. Our fund has also invested in information technology firm W3 Labs Yeni Teknolojiler A.S. and health technologies vertical via other venture capital investment funds. In 2023, technology-oriented company, Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. was established by the Turkcell New Technologies Venture Capital Investment Fund. Future minority stake investments in companies that are active in high tech sectors such as cyber security, artificial intelligence etc. can be realized through the fund. With this fund, it is aimed to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies reach their growth targets. Moreover, it is aimed to create strategic and financial benefits and accordingly long-term value for our Company through synergies to be generated with these ventures.

XI.Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of December 31, 2022, we believe that certain of our business activities in 2022, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA.

During the year ended December 31, 2022, Turkcell had international roaming relationships with the following companies in Iran: Mobile Telecommunication Company of Iran, Irancell Telecommunications Services Company (“MTN Irancell”), Gostaresh Ertebatat Taliya PJS (“Taliya”) and Rightel Communication Services Company PJS (“Rightel”). Turkcell had gross revenues of approximately TRY 9 million and net profits of approximately TRY 4.9 million attributable to these agreements during the year ended December 31, 2022. Two telecommunication companies (Syriatel and MTN Syria) that we had international roaming relationships in Syria suspended roaming services as of November 2020.

During the year ended December 31, 2022, lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Rightel, Syriatel and MTN Syria. lifecell also has international roaming agreement with Taliya though the roaming services have not been launched yet. For telecommunication businesses in Syria, lifecell had net losses of approximately EUR 182 attributable to these agreements. For telecommunication businesses in Iran, lifecell had net losses of approximately USD 3 thousand attributable to these agreements.

During the year ended December 31, 2022, BeST had international roaming relationships with the following companies in Iran through Open Connectivity Complete hub: MTN Irancell, Iron (ARNI) and there are no direct agreements at this moment. During the year ended December 31, 2022, net losses attributable to these relationships were approximately USD 6.

Turkcell has developed several digital services such as BiP, Dergilik, fizy, lifebox, TV+ etc. which are available for download free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2022, gross revenues attributable to these agreements were approximately EUR 485 thousand and net profits were approximately EUR 146 thousand. Furthermore, Turkcell Superonline has a business relationship with Teleka Maedeh Co. (Telecom Idea) based in Iran, which acts as its solution partner and agent. For this business with Telecom Idea, during the year ended December 31, 2022, Turkcell Superonline had net losses of approximately EUR 90 thousand, which is paid to QBIC ELECTRONICS TRADING LLC (a UAE company, “QBIC”) authorized by Telecom Idea for Telecom Idea collections, which is ultimately owned by Telecom Idea. Turkcell Superonline also provided transit IP and leased line services through network interface agreements with QBIC. During the year ended December 31, 2022, gross revenues attributable to these agreements were approximately EUR 245 thousand, and net profits were approximately EUR 49 thousand. Turkcell is also following some new telecommunication services opportunities within Iran. While majority of these opportunities are related to TIC, Telecom Idea (QBIC), other private companies that Turkcell is in discussions with for possible business opportunities are: Raahbar, Railcom, Aryacell, Parsonline and Pishgaman Kavir Asia.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. One of our major shareholders TWF has indicated that, although they do not have a business relationship or investments in Iran or Syria, and as publicly reported, as per the terms of the natural gas sale and purchase agreement from 1996 between the Republic of Turkiye and Iran, Boru Hatlari ile Petrol Tasima AS, a wholly-owned entity of TWF, has been importing natural gas from Iran to the Republic of Turkiye since December 10, 2001 following the completion of the pipeline connection between the two countries. TWF has also indicated that T.C. Ziraat Bankasi AS (“Ziraat Bankasi”), a wholly owned entity of TWF, has a representation office in Tehran, Iran, which does not have any commercial or banking activity and Ziraat Bankasi does not have any intention to change or extend current activities carried out by this office. TWF has also indicated that this is publicly disclosed information. Furthermore, our another major shareholder LetterOne has indicated that they did not have any business relationship or investments in Iran or Syria during the year ended December 31, 2022.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued general licenses authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2023.

XII.Regulation of the Turkish Telecommunications Industry

a.Overview

All telecommunications activity in Turkiye is regulated by the ICTA. The Electronic Communications Law No. 5809 (the ”Electronic Communications Law”), which came into force on November 10, 2008, is the principal law governing telecommunications activity in Turkiye. The Electronic Communications Law was published to respond to the rapidly-evolving Turkish telecommunications industry, and all secondary regulations have been updated to be in accordance with this law. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

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

The Universal Service Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to the fulfillment of universal services in the electronic communications sector. In accordance with Law No. 5369, the scope of universal services is determined and periodically reviewed, with the review period not exceeding every three years, and can be re-determined by the President of Republic of Turkiye.

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

In addition to the duties and authorities stated above, the Law Regarding the Establishment of ICTA No. 2813 has been amended and the ICTA has been given the authority to apply a conciliation procedure for the receivables including administrative sanctions (except for the receivables that are intermediated for collection and the penalty requirement for the treasury share) and the debts of the ICTA. According to this provision, it is possible to settle on a part of the disputed amount and to waive the primary or secondary claims. Furthermore, the settled matters cannot be made the subject of a lawsuit or a complaint.

Telegraph and Telephone Law No. 406 has also been amended such that in the event that the treasury share is not paid in full in the given period, the ICTA may impose a penalty in the amount of the incomplete or unpaid treasury share.

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

In 2022, as per the amendments to Article 3, 9 and 60 of the Electronic Communication Law, the activities of OTT service providers offering interpersonal electronic communication services within the scope of voice, text and visual communication in Turkiye have been made subject to authorization by the ICTA. Accordingly, those OTT service providers will have to abide by certain rights and obligations in the Law to be determined by ICTA according to the nature of OTT service provision.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational since the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, where they are violated, that we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected Turkcell’s request of the correction of the decision. Turkcell made an individual application before the Constitutional Court, against the respective decision. The Constitutional Court held that the claim regarding the violation of the property right was acceptable and that the property right was violated and decided to send a copy of the decision to the 13th Chamber of the Council of State for a retrial in order to eliminate the consequences of the violation of the property right. This decision was published in the Official Gazette dated April 19, 2023. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

Furthermore, the ICTA published the “Regulation Amending the Number Portability Regulation” and “Procedures and Principles Regarding Number Portability Implementation Process” on February 12, 2022, seeking to align the ongoing number portability procedures with the Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector as well as to increase measures to prevent involuntary port-outs and slamming. Regulations regarding the method to be applied in the control of identity information entered into force on December 31, 2022 and other regulations entered into force on the date of publication.

h.Regulation on Security of Network and Information in Electronic Communications Sector

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threats or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkiye to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkiye. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. ISO/IEC 27001:2013 certification is regularly renewed every year. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communications Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

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

l.	Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

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

m.Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 12,059 plus 18% VAT per station for the year 2023) will apply only to the BTSs established after December 6, 2012.

n.Zoning Law and Construction Certificate Requirement of Base Stations

The Supreme Court of Appeals rescinded the regulation regarding the base stations exemption from obtaining construction permits on October 1, 2009. The existing zoning law in Turkiye requires mobile operators to obtain construction certificates for all existing and new base stations, resulting in the shutdown of certain stations for which certification cannot be obtained. In Turkiye, nearly half of the premises were built illegally without any permission. As a result, a number of municipalities started taking legal action such as affixing seals to suspend construction, or demolition orders against base stations, negatively affecting our coverage, quality of service and customer experience. We have also taken legal action requesting nullity of those acts.

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

Law No. 7253, published on July 31, 2020, has made amendments to Law No.5651, according to which social network providers located abroad which receive more than one million connections daily from Turkiye shall appoint at least one representative in Turkiye until October 1, 2020. If they fail to do so, those social networks are to face fines, while further failure is to result in the banning of advertisements to the networks. If non-compliance continues, traffic bandwidth to relevant social networks are to be narrowed by 90% by the members of the UAP.

p.GSM Licensing in Turkiye

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

The licensee is responsible for installing telecommunications equipment in conformity with international signalization systems and abiding by the numbering plans. Furthermore, the licensee is obligated to make the necessary investments to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables, in operating condition, will be transferred by the licensee in accordance with the license agreement.

q.Our GSM License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of USD 500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands, conducted by the ICTA in June 2008, the license agreement was amended to include the additional frequency band, and was signed in February 2009 by Turkcell and the ICTA, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands, and was signed again in February 2016 with small amendments. The license agreements of Turkcell were last amended in 2019.

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

We paid a license fee of USD 500 million to the Turkish Treasury upon the effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. Since January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share was later revised and consequently, the following are not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

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

At the end of the initial term, we can renew our license, subject to the approval of the ICTA, provided that we apply between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA. An application has been made to the ICTA to extend the GSM license period, which will expire on April 27, 2023. Upon our application to the ICTA for the extension of our spectrum usage rights in 900 MHz band and our GSM license, ICTA has notified Turkcell on March 31, 2023 in writing that it was resolved to extend the term of both within the framework of “Procedures and Principles for Defining the Term Extension Conditions of the GSM Concession Agreements and the GSM 1800 Concession Agreement” until April 30, 2029. The extension of the concession agreement is subject to approvals which have not yet been completed.

Coverage

Our GSM (2G) license requires that we meet coverage and technical criteria. We had to attain coverage of 50% of the population of Turkiye (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkiye (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. We met and surpassed all coverage obligations before their due dates.

Our IMT-2000/UMTS (3G) license requires us to meet some specific coverage and technical criteria. We were obliged to attain population coverage of metropolitan municipalities within three years, provincial and subprovincial (district) municipalities within five years, settlements with population greater than 5,000 within eight years and settlements with population greater than 1,000 within ten years of the effective date of our license. This coverage requirement excludes coverage met through national roaming arrangements with other IMT-2000/UMTS systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation.

Our IMT Authorization, which is the combination of IMT Advanced (4.5G) and IMT-2000/UMTS (3G), requires that we meet some specific coverage and technical criteria. We had to attain 99% of motorways, high speed railways and longer-than-1 km tunnels respectively within three years, 95% of highways within six years, 95% of population coverage of entire country within eight years and also 90% of each provincial and subprovincial populations and 90% of conventional railways within ten years of the effective date of our authorization. This coverage requirement excludes coverage met through national roaming arrangements with other IMT systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation.

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

Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Please refer to the Mobile Retail Price Cap section under the caption “Item 5 – 5D. b. Regulations affecting our prices” for the approved price caps for voice and SMS.

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

i.License Suspension and Termination

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

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to the ICTA, or an institution designated by the ICTA, without consideration, the network management center, the gateway exchanges, and the central subscription system, which are the central management units of the GSM network. The renewal of the license is subject to the approval of ICTA, and an application must be made between 24 and 6 months before the end of the 25-year license term. The ICTA may renew the license, taking into account the legislation in effect. An application has been made to the ICTA on November 4, 2022 to extend the GSM license period, which will expire on April 27, 2023.

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

Additionally, the Law No. 7061 dated November 28, 2017, has introduced the settlement mechanism set forth in a provision of the Tax Procedural Law No. 213 for the disputes in relation to the payment of the treasury share.

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

The 3G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G. However, with respect to dispute resolution, while our 2G license provides for arbitration for the settlement of disputes, under the 3G License Agreement, disputes arising between the parties shall ultimately be settled by the Council of State of the Republic of Turkiye.

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to obtain at least 40% of its electronic communications investments from suppliers that have a Research and Development Center in Turkiye and the obligation to obtain at least 10% of its electronic communications investments from suppliers that are small and medium sized enterprises established in Turkiye.

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

The statutes, rules and regulations applicable to our activities and our 2G and 3G licenses are generally new, subject to change, in some cases, incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulations in Turkiye are generally limited. In addition, there have been several changes to the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further, or be interpreted in a manner that could materially and adversely affect our operations.

s.IMT Authorization

In the IMT tender held on August 26, 2015 to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD, TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G spectrum allocation of any operator in Turkiye (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

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

The ICTA granted Turkcell’s IMT Authorization on October 27, 2015. The IMT Authorization is effective for 13 years until April 30, 2029. According to the license, Turkcell started to provide 4.5G services from April 1, 2016.

The IMT Authorization License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G and 3G. Accordingly, the Company;

(a)	must achieve population coverage of 95% of the population of Turkiye and coverage of 90% of the population within 81 provinces and 973 subprovinces within eight years,
(b)	must cover 99% of motorways, high speed railroads and tunnels with lengths more than one kilometer within three years, 95% of divided multilane roadways within six years and 90% of conventional railroads within ten years, and
(c)	is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with a population of less than 10,000 and highways, divided multilane roadways, tunnels, high speed railroads and conventional railroads, from the effective date of the license granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell, as well as its competitors, is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkiye. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and subsequent years, in addition 30% for the average of the first four-year period. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the requirement. Based on the law, operators have requested to remove this requirement for seven annual reporting periods, between 2015 and 2022, and the average of the first four-year period containing 2015-2019. However, operators’ requests to waive this requirement for the reporting periods between 2015-2021 and the average of the first four-year period have been rejected by the ICTA; in this context, administrative fines (TRY 49.2 million in total) were applied to the Company for two periods between 2015 and 2017. The Company filed totally seventeen different lawsuits for the cancellation of the administrative fines. The Court rejected twelve of these cases, and the Regional Administrative Court rejected the appeal requests. The Company appealed the decisions in due time. The appeal process is pending. Certain of the lawsuit processes for the cancellation of these administrative fines are ongoing. Additionally, administrative fines may also be applied for not meeting the requirements of 2017-2021 reporting periods and the average of the first four-year reporting periods. This also may result in material adverse effects on our financial results.

In addition to the above mentioned obligations, in the context of the 4.5G license, the Company assumed the obligation to obtain at least 40% of its electronic communications investments from suppliers with a Research and Development Center in Turkiye, as well as the obligation to obtain at least 10% of its electronic communications investments from small and medium sized enterprises suppliers that are established in Turkiye and manufacture local products.

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

t.Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our subsidiaries BeST, lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. lifecell also holds 4G license, and Kibris Telekom has also obtained 4G and 5G licenses. If lifecell, BeST and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Digital, Lifecell Muzik and Lifecell TV have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

i. Ukraine License Agreement

As of December 31, 2022, lifecell owns 9 activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for 7 regions in Ukraine. As of December 31, 2022, lifecell owns 22 frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay, which are regional and national. Additionally, lifecell holds a specific number range—3 NDC codes for mobile network, 29 permissions on a number resource for short numbers, 10 permissions on a number resource for SS-7 codes (1 national, 5 regional and 4 international), 1 permission on a number resource for Mobile Network Code, 8 permissions on a number resource for local ranges for PSTN licenses, 2 permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and 1 permission on a code for global telecommunication service “800”. In accordance with adopted amendments to the Law of Ukraine On Electronic Communications, the license or permit for number resource automatically continues to be valid during the period of martial law in Ukraine, including six months after its termination or cancellation.

According to the licenses, lifecell must adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electromagnetic emissions. Licenses require lifecell to inform authorities of the start/end of operations within four months and changes in the incorporation address within 30 days. Also, lifecell must present all the required documents for inspection by the NCEC by their request. The NCEC may suspend the operations of lifecell for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian State Centre of Radio Frequencies (UCRF) will notify lifecell of the violations and will set a deadline for recovery. If the deadline is not met, the licenses may be terminated.

In 2020, the Ministry of Health of Ukraine significantly eased the limitations applicable to electromagnetic field exposure (EMF) levels emanating from base stations. The maximum EMF level is set at 100 μW/cm2 or 19.42 V/m, compared to 10μW/cm2 or 1.94 V/m. This increase in maximum EMF levels allowed lifecell to increase the power output of transceivers on base stations where required. A higher power output of some transceivers will allow an improvement in quality of connection and coverage in certain areas, mainly in highly populated areas of cities where several base stations from different operators are located at a close distance from one another and work in different bands. Further, this change enables us to install sites in new zones.

ii. Belarus License Agreement

BeST owns a license for mobile services without technological limitations (mobile technology neutral), issued on August 28, 2008, for a period of 10 years. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, BeST has coverage requirements for 2G and 3G networks. BeST had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company keeps working with the regulatory body regarding 2G license requirements and have applied for certain license requirement adjustments. We expect to have some regulatory changes in 2G mobile networks operations and those changes may eliminate coverage requirements in 2G network in the upcoming years. 3G related license requirements have been fulfilled.

Based on local legislation, 4G infrastructure can be built by JLLC Belarusian Cloud Technologies (“beCloud”) only. BeST uses beCloud’s infrastructure to deliver LTE services for its customers.

iii.Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004 (for 15 years), Infrastructure Provider as of March 6, 2006 (for 25 years), Internet Service Provider as of February 15, 2005 (no duration specified), Satellite Communication Service Provider as of March 24, 2009 (no duration specified), Cable Broadcast Service Provider as of November 23, 2009 (no duration specified) and Mobile Virtual Network Operator as of July 14, 2015 (for 15 years). Upon the expiry of the term of Turkcell Superonline’s Fixed Telephony Service Provider authorization on November 19, 2020 the ICTA extended the authorization period by one year. Pursuant to the amendment to the Authorization Regulation on May 1, 2021, the validity periods of all the authorizations granted to operators were extended to match the expiry date of the longest-term authorization of the operator. Thus, the expiry date for all the authorizations of Turkcell Superonline has been determined as March 6, 2031.

Turkcell Superonline was authorized as a Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s (“RTUK”) decision numbered 24, dated March 26, 2014. Such authorizations have been provided by the RTUK, according to the rules of the Media Law and also the RTUK By-Law on Broadcasting via Cable Networks. In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually. Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Turkcell Superonline has the right to operate the platform and infrastructure of TV services.

u.Access and Interconnection Regulation

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

The Regulation is driven largely by the goal of improving the competitive environment and ensuring that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for access to and use of its network. All telecommunications operators in Turkiye may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by the ICTA.

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

As a result of the significant market power designation in the “Mobile Call Termination Market”, Turkcell, as well as TT Mobil and Vodafone, is required to provide interconnection services on a cost basis. Please refer to the table under Interconnection Rates/Mobile Termination Rates section, under the caption “Item 5 – 5.D b. Regulations affecting our prices” for the approved MTRs. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for interconnection, which have been approved by the ICTA, and provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA.

Following its Board decision dated April 19, 2017, the ICTA finalized its Mobile Call Termination Market analysis and decided to deregulate SMS and MMS termination services within a transition period of one year. Nevertheless, with its decision dated April 12, 2018, the ICTA later cancelled the deregulation of the SMS/MMS Termination Market. Following the last Mobile Call Termination Market Analysis, dated September 23, 2020, the ICTA has decided to remove the cost-based pricing obligation for SMS/MMS termination services and decided that SMS/MMS termination rates will be determined by commercial agreements by October 1, 2021. Then the transition period was extended until April 1, 2022 and SMS termination rates were determined with a conciliation process carried out by the ICTA. Please refer to the table under Interconnection Rates/SMS/MMS Termination Rates section, under the caption “Item 5 – 5.D b. Regulations affecting our prices” for the approved SMSTRs.

The ICTA regulates Fixed Call Termination Rates (“FTR”) as well, and designated Turk Telekom as having significant market power. As a result of the market analysis regarding Fixed Call Termination Market in December 2020, the ICTA decided to switch to IP-based next-generation network structure (from traditional Time-Division Multiplexing network) in interconnection services, thus adopted a single-stage fee structure and temporarily determined Turk Telekom’s IP interconnection rate as 1.71 kr/min until January 1, 2022. Then the ICTA has published a glide path for call termination rates for all fixed operators for the years 2022-2024. Please refer to the table under Interconnection Rates/Fixed Call Termination Rates section, under the caption “Item 5 – 5.D b. Regulations affecting our prices” for the approved termination rates.

Our Company’s Access and Interconnection Agreements Concluded with Other Operators

Turkcell and Turkcell Superonline have interconnection agreements with various operators including Turk Telekom, Vodafone, TT Mobil and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile/fixed communications systems.

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

i.Interconnection/Call Termination Agreements

Please refer to the tables under Interconnection/Mobile Call Termination Rates and Fixed Call Termination Rates section under the caption “Item 5 - 5D. b. Regulations affecting our prices” for the effective termination rates in interconnection agreements.

ii.International Transit Traffic Services Agreements

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

iii.SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. Please refer to the table under SMS/MMS Termination Rates section, under the caption “Item 5 – 5.D b. Regulations affecting our prices” for the effective rates in SMS termination agreements.

As of December 31, 2021, operators which originate message services are obliged to establish direct interconnection with mobile network operators where the calls will be terminated in accordance with the ICTA Board Decision dated March 24, 2020.

iv.MVNO Agreement

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020. If either party does not submit any requests for termination three months before the expiration date, there shall be a one-year extension with the same terms and conditions. The scope of the agreement is wholesale mobile communication services including data, voice and SMS. Wholesale data rates were determined by the ICTA as a result of the conciliation process carried out and were added to the contract. The term of the agreement is two years. Netgsm has only initiated mobile data services as of 2022-year end in the local market.

v.Agreements Concluded with Directory Service Providers

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

The ICTA published a regulation concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The regulation frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on certain certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and the ICTA involvement is kept at a minimum level. On December 6, 2016, the ICTA repealed the above regulation and replaced it with “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks”. According to this Regulation:

●	The number of sharing types has increased. The terms and conditions of sharing on highways, railways and within tunnels is now a separate section.
●	In regions where the population is lower than 10,000, if an operator is unable to use the antenna installations built by another operator before the IMT licensing, the operator must notify the ICTA about the situation and the ICTA may let the operator build a new antenna installation. This operator is obliged to make an installation facilitating the sharing by all types with at least two other operators. The operator cannot turn down any sharing requests involving installations set up after IMT licensing in motorways, high speed and very high-speed railways, dual carriage highways, tunnels and conventional railways, except for indoor installations.
●	In regions where the population is higher than 10,000 at the time of application to the Authority to build a new installation, provided that there are no physical, technical, administrative and legal barriers, the operator is obliged to offer the types of sharing to the maximum extent possible.
●	In regions where the population is lower than 10,000, except indoor installations, new antenna installations which were established between the date of the IMT authorization and the issue date of this Regulation, all settlements and motorways, high speed and very high-speed railways, dual carriage highways, tunnels and conventional railways must be brought in line with the conditions set by this Regulation.

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

Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published in the Official Gazette dated December 27, 2012. As per this regulation; all providers must prioritize facility sharing and co-location in their investments which mandates operators to check if there is any available infrastructure exists or not for the planned route. If it is determined that there is another operator’s infrastructure on the planned route, the use of this infrastructure should be prioritized, if possible. Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or and institutions. Since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkiye—Turk Telekom—to seek if Turk Telekom’s infrastructure is available to share for the operator-requested route and to perform the needed excavation work on their behalf (Turk Telekom’s reference offer public consultation process for facility sharing is still on-going, there is not existing agreed commercial offer for infrastructure Turk Telekom’s excavation work on the behalf of operators). After Turk Telekom’s rejection for infrastructure sharing, operators may ask for the right of way confirmation from the Ministry of Transportation and Infrastructure. Having the right of way confirmation, operators shall apply public authorities to get permission for the required excavation processes.

w.Regulation on Consumer Rights in the Electronic Communications Sector

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

“The Regulation on the Verification Process of the Applicant’s Identity in the Electronic Communications Sector” was first published on the Official Gazette of June 26, 2021 and later amended on December 31, 2021. The Regulation determines the process to be applied for the verification of the applicant’s identity in cases where subscriber transactions (subscription contract, number porting application, qualified electronic certificate application, registered e-mail application and SIM change) are carried out in an electronic medium. The Regulation has become effective as of March 1, 2021.

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

The ICTA has duties to ensure the safe use of Internet as well. The ICTA’s board decision dated August 22, 2011 has obliged operators to offer the “Safe Internet Service” to requesting subscribers free of charge. The ICTA Decision dated June 8, 2021 has mandated the “Safe Internet Service Family Profile”, which can restrict subscribers from accessing certain internet addresses and content, to be the default profile for new mobile and fixed subscriptions, unless otherwise requested by the subscriber, as of September 16, 2021.

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

Following the decision of the ICTA dated March 31, 2020, until the measures introduced by the Presidential Circulars regarding the COVID-19 pandemic are lifted, operators are permitted to carry out call center services remotely, to send invoices electronically and to transmit the documents of the subscriber by mail in the context of subscription transactions. Furthermore, the ICTA has postponed for a period of up to three months the submission of information and documents prepared within the scope of the regular reports that are to be submitted to it. With the Board Decision numbered 2022/DK-THD/402, the ICTA has announced that the Board Decision numbered 2020/DK-THD/100, published to mitigate the effects of the pandemic, will be repealed as of December 31, 2022. Thus, the obligation to send printed invoices to subscribers who request printed invoices has been restored.

With the Board Decision numbered 2022/DK-THD/384, the ICTA has decided that the number of prepaid individual lines should be limited to 15 per each Turkish citizen and 3 per each foreigner, and the number of postpaid individual lines should be limited to 15 for Turkish citizens and 3 per each foreigner, while the number of “Prepaid and Postpaid Individual Lines” that can be provided to each person in the same month by an authorized retailer should be limited to 4. The decision will be effective from March 3, 2023.

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

y.Law on the Protection of Personal Data

Turkiye, as a part of its legislative reforms to align with the EU legislations, has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates the processing and transfers of personal data of natural persons and protection of privacy.

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

The Law also determines the rights of the data subjects, such as the right to apply to the data controller to learn whether the personal data has been processed, to learn if it is being used properly according to the purpose of the processing, to know the third parties to whom the personal data is transferred in Turkiye or abroad, to request the personal data to be rectified, erased or destroyed and the receiving third parties to be notified of that rectification, erasure or destruction.

As per Article 16 of the Law, the By-Law on the Data Controllers Registry specifying procedures and principles regarding the registration of Data Controllers was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this regulation, data controllers are obliged to register with the registry prior to processing personal data and the exemptions from the registration requirement is to be determined by the Data Protection Board. Accordingly, the Company registered with the registry within the given deadline by the Data Protection Board. The data controllers that are not established in Turkiye also have the responsibility to register with the Registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing of personal data, data categories, data subjects, the maximum retention period of the data and technical and organizational measures taken regarding data security.

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

Failure to comply with the Law on the Protection of Personal Data may result in the imposition of administrative sanctions including fines up to TRY 6.0 million by DPA as of January 2023. The Company is carrying out a compliance program with regard to compliance matters arising from the Law on the Protection of Personal Data and its secondary legislation, as well as the General Data Protection Regulation (GDPR) which applies to several products and services of our Company provided to data subjects who are in the European Union.

Additionally, under the GDPR, Data Protection Officer (DPO) needs to be determined to represent obligated data controllers. In line with the DPO requirement in GDPR, the Communiqué on the Procedures and Principles Regarding the Personnel Certification Mechanism was published in the Official Gazette dated December 6, 2021, which was then followed by DPA’s “Data Protection Officer Certification Program”. This recent addition to Turkiye’s privacy legislation does not oblige data controllers to appoint a DPO, but merely lays down procedural aspects of official certification. Turkcell had appointed its new DPO in 2022, aiming to continue its effective and focused management in data protection. In an effort to establish a sustainable and digitized personal data management process, all processing activities have been reviewed and necessary technology investments were made in 2021. Such steps show the commitment of Turkcell to adopt extensive compliance practices and best practices around the world.

z.Regulation on Electronic Commerce

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

As per the amendments to the “Commercial Communications and Commercial Electronic Messages Regulation” dated January 4, 2020 a centralized commercial electronic communication management system (“CCECMS”) for obtaining, exercising, and tracking opt-in/opt-out requests and complaints from recipients of electronic commercial communications was established under the supervision of the Ministry of Trade. Pursuant to the amendments, service providers are required to be registered with CCECMS and transfer every consent obtained under the Commercial Communications and Commercial Electronic Messages Regulation to CCECMS. Further, service providers and intermediary service providers initiating the commercial electronic message transmission on behalf of service providers are obliged to verify the consent status of the recipients over the CCECMS. In case service providers fail to comply with the Electronic Commerce Law and Commercial Communications and Commercial Electronic Messages Regulation, administrative fines may be imposed by the Ministry of Trade.

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

i.Recent Amendments to the Turkish Insolvency and Restructuring Regime

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

ii.Communiqués on Management and Audit of Information Systems

The CMB’s Communiqué on Information Systems Management numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on January 5, 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

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

The Communiqué on Independent Audit of Information Systems provides the rules, policies and principles on the independent audit of the information systems. The Communiqué provides that CMB certified independent auditor companies shall audit and report to the entities whether the audited entity is in line with the information system management principles in terms of its operations, equipment and software pursuant to the Communiqué. The frequency of the audits to be conducted by CMB certified independent auditors varies for each entity subject to CMB regulations. Due to the ongoing CMB independent audit firm license and certification processes, the Communiqué on Independent Audit of Information Systems is expected to be applicable in the upcoming years.

Although the Communiqués do not include specific penalties in the event of non-compliance, Article 103 (General Principles) of the Capital Markets Law will apply.

In order to strengthen the control environment, the Information Systems Compliance Committee has been established as an oversight body.

dd.Major regulations affecting our Subsidiaries

Financell

Financell is a financing company and is thereby subject to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361. The objective of this law is to regulate the establishment and operating principles of these companies as well as the principles and procedures relating to their contracts with their clients.

The Regulation on the Financial Leasing, Factoring, Financing and Saving Financing Companies Establishment and Operation Principle also regulates the duration of the loan and other financing principles. Although Financell has to abide by the BRSA’s regulations due to its financing license, it also has to abide by the CBRT’s regulation on loans and borrowings, as well as the Ministry of Trade’s regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

Turkcell Sigorta Aracilik Hizmetleri A.S.

Turkcell Sigorta is, operating in the field of insurance intermediation as a registered insurance agent at the registry held by Turkish Union of Chambers and Commodity Exchanges. Turkcell Sigorta’s activities are subject to the supervision of Insurance and Private Pension Regulation and Supervision Agency (“IPRSA”) and Executive Committee of Insurance Agencies (within the Union of Chambers and Commodity Exchanges). The main activity of Turkcell Sigorta is to offer insurance products to customers on behalf of the insurance companies it represents by operation of the agency agreements and proxies.

Turkcell Dijital Sigorta A.S.

Turkcell Dijital Sigorta’s main purpose is to act as an insurance company, and the company is mainly subject to the Insurance Law No. 5684. The objective of this law is to regulate the establishment and operating principles of insurance companies as well as the principals and procedures applicable to their relations with their clients. As the main regulatory body, the IPRSA supervises Turkcell Dijital Sigorta’s activities. Secondary legislation such as communiqués, sector announcements and general terms issued by the IPRSA also play an essential role in the activities of Turkcell Dijital Sigorta with license having been granted as of February 2023. Turkcell Dijital Sigorta has to abide by the Ministry of Trade’s regulations within the frame of the regulation of consumer protection in relation to the insurance products intended to be sold to consumers.

Turkcell Enerji

The operations of Turkcell Enerji are concentrated in the electricity market, which is heavily regulated in Turkiye. The governing law is the Electricity Market Law, and the Energy Market Regulatory Authority (“EMRA”) is the central regulatory body issuing licenses, setting tariffs and quality standards. Electricity market activities in Turkiye subject to the EMRA licensing regime include power generation, power supply, system operation (at both transmission and distribution level) and market operations for which each activity requires the issuance of a separate license.

Turkcell Enerji holds a power supply license issued by EMRA on May 11, 2017 that is valid for 20 years. Its license allows Turkcell Energy to buy and sell electricity capacity and energy in both wholesale and retail markets at unregulated prices.

Accordingly, Boyut Enerji, the subsidiary of Turkcell Enerji, holds an electricity generation license from EMRA that is valid for 49 years and the license period of the power plant will expire in 2057.

Paycell

With the enactment of Payment Systems Law No. 6493 in August 2016, Paycell has acquired a Payment Service Provider License from the BRSA. Paycell was awarded an electronic money payment license in July 2017. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the CBRT. The CBRT introduced new regulations regarding “open banking” as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). These regulations will enable Paycell to access its customers’ bank information through direct integration. Thus, Paycell will be able to execute payment transactions and act as a single interface to monitor all banking accounts of customers.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021. With the regulation, the open banking services have been defined and application to open banking license has been enabled. Besides, the Communiqué also fundamentally stipulates numerous regulations such as system continuity and security measures, incident management, outsource IT service procurement, data security obligations of institutions. The Regulation and Communiqué provide for important changes for electronic money institutions and payment institutions, which we have to comply with by April 30, 2023.

Lifecell Muzik & Lifecell TV

The operations of Lifecell Muzik as a music service and Lifecell TV as an OTT TV platform are within the scope of the Regulation on the Provision of Radio, Television and On-demand Broadcasting Services over the Internet (the “Regulation”), which came into force on September 1, 2019. As per the Regulation, media service providers and platform operators broadcasting services on the internet must obtain a broadcasting license and broadcasting transmission authorization, respectively, from the RTUK. RTUK granted an on-demand broadcasting license to Lifecell Muzik valid for ten years as of August 29, 2019. Also, Lifecell TV has been granted an authorization for broadcasting transmission over the internet and the authorization is renewed on a yearly basis.

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of April 17, 2023.

TURKCELL ILETISIM HIZMETLERI A.S.
Global Bilgi Pazarlama Danısmanlık ve Çagri Servisi Hizmetleri A.S. 100%
Beltel Telekomunikasyon Hizmetleri A.S. 100%
Kibris Mobile Telekomunikasyon Limited 100%
CJSC <Belarusian Telecommunication Network> 100%
Eastasian Consortium B.V 100%
Turkcell Odeme ve Elektronik Para Hizmetleri A.S. 9%
Turktell Bilisim Servisleri A.S. 100%
Limited Liability Company <Global Bilgi> 100%
Rehberlik Hizmetleri Servisi A.S. 100%
Lifecell Digital Limited 100%
Turkcell Dijital Teknolojileri Limited 100%
Lifetech LLC 100%
Turkcell Gayrimenkul Hizmetleri A.S. 100%
Turkiye'nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. 23%
Turkcell Satis ve Dijital İS Servisleri A.S. 100%
Kule Hizmet ve İsletmecilik A.S. 100%
Beltower LLC 100%
Ukrtower LLC 100%
Turkcell Teknoloji Arastirma ve Gelistirme A.S. 100%
Turkcell Dijital Is Servisleri A.S 100%
Dijital Egitim Teknolojileri A.S. 51%
Atmosware Teknoloji Eğitim ve Danısmanlık A.S. 100%
Superonline İletisim Hizmetleri A.S. 100%
Turkcell Finansman A.S 100%
Turkcell Sigorta Aracilik Hizmetleri A.S. 100%
Turkcell Dijital Sigorta A.S. 100%
Turkcell Odeme ve Elektronik Para Hizmetleri A.S. 90.91%
Paycell Europe GmbH 100%
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. 33.33%
Turkcell Enerji Çozumleri ve Elektrik Satis Ticaret A.S. 100%
Boyut Grup Enerji Elektrik Uretim Ins. San. ve Tic. A.S. 100%
Lifecell Ventures Coöperatief U.A. 100%
BiP Digital Communication Technologies B.V. 100%
BiP Iletisim Teknolojileri ve Dijital Servisler A.S. 100%
Yaani Digital B.V 100%
Lifecell LLC 100%
Paycell LLC 100%
Lifecell Dijital Servisler ve Çozumler A.S. %100
Lifecell Bulut Çozumleri A.S. %100
Lifecell TV Yayin ve Icerik Hizmetleri A.S. %100
Lifecell Muzik Yayin ve Iletim A.S. %100
Certain ratios are approximately stated.

●	On March 11, 2022, Dijital Egitim Teknolojileri A.S. was incorporated, where Turkcell Digital has 51% shareholding.

●	On June 21, 2022, Turkcell Dijital Sigorta A.S. was incorporated.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2022, we operated 79 facilities including network data centers, of which 57 were located in Turkiye, the rest in the Turkish Republic of Northern Cyprus, Belarus and Ukraine.

We have our own and leased buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkiye and outside of Turkiye are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2022, we also had 158 owned and 1,299 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Turkiye.

See “Item 4.B. Business Overview” above for a further discussion of our facilities and equipment in the countries in which we operate.

I.Core Network Infrastructure

Our broadband core infrastructure consists of Evolved Packet Core systems for mobile access and Border Network Gateways for fixed access, which are providing broadband mobility and connectivity to our customers. Mobile and fixed broadband infrastructure also consist of broadband network services. Mobile broadband core network is positioned in 9 locations, fixed broadband core network is positioned in 11 locations all over Turkiye. We are growing our broadband network in line with increasing customer data demand on our telco cloud infrastructure which enables Turkcell to meet growing customer demand in an unprecedented flexibility.

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

II.Access Network Infrastructure

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

III. Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, making up 65% of our network. Also 95% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

The rest of the leased lines are provided by Turk Telekom and Vodafone. As a result, the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

Turkcell has over 60 thousand km fiber backbone covering all 81 cities of Turkiye with the biggest single ASON (Automatically Switched Optical Network) Domain as Directionless and Colorless currently carrying 145 Tbps traffic. Turkcell implemented the first Directionless and Colorless ASON network in Turkiye and commercially in the world in 2011.

Based on average 60% capacity increasing each year, we have built 2 overlay high speed (100G-400G) backbone networks which are pure coherent, DCMfree. Each domain is designed to be fully colorless and directionless with optical ASON which increases flexibility and reliability. Besides, an access network operates with DCM (Dispersion Compensation Module) which will also be transformed to a coherent network.

As Turkcell we link Europe to Asia by providing international services and currently we have more than 20 Tbps international capacities running on our transport network.

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

I. Overview of the Turkish and International Economy

2020 began with the emergence of the COVID-19 virus in China which then quickly transformed into a global pandemic. Though there had been different variants of the virus and new ones are still being detected, global vaccination campaigns have greatly decreased hospital admissions and mortality caused by COVID-19 virus. As of 2022, 72.3% of world population has been vaccinated. This also allowed policy makers to ease restrictions and bolster economic activity. Due to strong economic incentives, there has been a robust recovery and the pandemic had much less medium-term scarring effect than anticipated. Having shrank by 3.2% in 2020, world GDP recorded 5.9% growth in 2021. According to the OECD’s latest report, global growth slowed in 2022 to 3.2% and projected global growth is 2.6% for 2023.

Supply chain bottlenecks, higher energy and food prices, increased consumer demands and higher wages contributed to take the inflation levels in the US with 9.1% and Europe with 10.6% to multi-decade highs.

Ambitions of the global economies to shift to a low-carbon future by remaking its power generation and distribution systems have resulted in a global supply crunch for natural gas, combined with low inventories, and bottlenecks for renewable energy. Those factors contributed to soaring prices for everything from electricity to coal across the globe. International food prices hovered around their 2011 peak in December 2021. Since the end of 2019, the United Nations’ gauge of food prices has risen by about a third. In 2022, in addition to the war between Russia and Ukraine, the rate of increase in energy prices exceeded the previous years. Natural gas exported by Russia to Europe was one of the energy sources most affected by the war. While the 5-year average price was around 3.490 USD/MMBtu, the contract prices reached 9.680 USD/MMBtu in August 8, 2022 and then gradually decreased to 2.747 USD/MMBtu as of February 28, 2023. In the related period, oil prices also recorded similar increase. Brent Oil Futures jumped from 85 USD/bbl to 123 USD/bbl in the first of eight months of 2022 and gradually plummeted to 83 USD/bbl at the year end. Although energy prices are somewhat normalized in first quarter of 2023, Global Energy Price Index is still twice as much from 2020 levels.

Due to high inflation levels, Central Banks around the world raised the policy rates and decreased the balance sheets synchronously. Although there are indications that the initiation of a tighter monetary policy has begun to reduce demand and inflation, the reasons for the sudden increase in prices - such as unfavorable weather conditions, increasing shipping expenses, shortages of labor, energy crisis, political tensions, and rising costs of fertilizers - imply that there is a possibility that high prices and stricter financial circumstances may persist throughout 2023.

In Turkiye, at the beginning of 2022 annual inflation was 15.0% while the policy rate of the CBRT was 17.0%. In reaction to inflationary risks, the policy rate was raised to 19.0% in March 18, 2021 meeting by the governor who was then replaced in March 20, 2021 by the current governor, who was Turkiye’s fourth central bank governor in the last two years. While most central banks were talking and executing tightening policy rates as the global recovery fueled inflation, Turkiye slashed its policy rates to 14% from 19%. On December 2, 2021, Lutfi Elvan exited after a little more than 12 months on his job as the Treasury and Finance Minister and was replaced by Nureddin Nebati, who has been a deputy finance minister since 2018. Turkiye’s new economic model with lower interest rates to decrease the current account deficit through boosting exports and achieving the economic growth remains to be seen in 2023. In particular, interest rate cuts that started at the end of 2021 continued in 2022. The CBRT policy rate, which was 14% in the relevant period, was reduced to 9%. The consumer price index soared to 85.5% in October 2022 while the annual price gains in food, which make up roughly a quarter of the consumer basket, reached 102.5%. Looking at the year-end figures of 2022, CPI ended the year with 64.3% and food inflation with 77.8%. Although it is observed that there is a decrease in inflation figures at the end of the year mainly due to the base effect, the increase in energy, food and housing prices, which increased globally, affected inflation adversely in the low-interest rate environment. The expectation of inflation is to decrease in 2023 and remain steady at 40%. Turkiye has seen strong consumption-led growth and printed sequential growth in second and third quarter while the global economy was recovering from the pandemic. Although Turkiye’s GDP recorded 3.5% yearly growth in the fourth quarter of 2022, private consumption contributed 10.4 points to growth in the relevant period while public consumption contributed 1.2 points. The contribution of the net exports to GDP was 0.6 points.

In the first three quarters of 2022, in a low interest rate environment, TRY continued to depreciate against USD and USD/TRY reached 18.20. Afterwards it stayed relatively stable in the last quarter and reached 18.69 at the end of the year. In line with restrained exchange rate movements, the volatility was at historically at low level at the end of the year thanks to the measures taken by economic policymakers.

In a year of quite high energy prices globally, the current account balance deteriorated in Turkiye due to the country being a net energy importer. In December 2022, the current account balance was a deficit of 5.9 billion USD, while excluding gold and energy, this figure would have been a surplus of USD 3.5 billion. The current account deficit in the January-December 2022 period was USD 48.7 billion. While excluding gold and energy, this would have posted a surplus of USD 50.7 million in the same period.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities the functional currency of which is that of a hyperinflationary economy must be restated. Since June 30, 2022, Turkiye has been categorized as a hyperinflationary country based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies” criteria, since cumulative inflation rates over a three-year period exceeded 100% as at April 2022. The financial statements of the Company and those of the subsidiaries located in Turkiye and Turkish Republic of Northern Cyprus for the year ended December 31, 2022 were restated for the changes in the general purchasing power of the functional currency based on IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. The table below shows the evolution of CPI in the last three years and as of December 31, 2022:

	2022	2021	2020	2019
Annual Index	1,128.45	686.95	504.81	440.50
Average Index	967.71	561.61	469.59	418.24

Yearly Inflation	64.3%	36.1%	14.6%
Cumulative Inflation (Since 2019)	156.2%	55.9%	14.6%

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2022. Comparative figures must also be presented in the current currency of December 31, 2022 and are restated using the general price index of the current year. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period. The financial statements of subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), are not restated for inflation in accordance with IAS 29.

II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates

Under current Turkish tax laws, there are several taxes imposed on the services provided by telecommunications operators in Turkiye and other sectors in which the Company operates. With regard to the taxes specific to the telecommunications sector, these taxes are charged to subscribers by mobile operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services and on other sectors where we operate:

a.Special Communications Tax (“SCT”)

The Turkish government imposed a 25% SCT on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkiye’s Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

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

The SCT on new mobile subscriptions was TRY 117, TRY 86 and TRY 79 in 2022, 2021, and 2020 respectively. As of January 1, 2023, this has been increased to TRY 260.

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

b.Value Added Tax (“VAT”)

Like all services in Turkiye, services provided by GSM operators are subject to VAT. The general VAT rate for telecom services is 18% (1% rate for digital publishing was set at 18% for 2019 and subsequent years). We declare VAT to the Ministry of Treasury and Finance within 26 days and remit VAT paid by our subscribers within the first 26 days of the month following which the tax was incurred, after the offset of input VAT incurred by us. Starting from the Value Added Tax Declarations, which must be submitted as of December 1, 2022, the deadlines for the submission of Value Added Tax Declarations and the payment of the taxes accrued on these declarations have been extended until the end of the 28th day of the month following the relevant taxation period.

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Treasury and Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and SCT on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position. As of January 1, 2018, the VAT mechanism on roaming charges prior to November 3, 2009 was restored, and since then only the mark-up amount on subscribers’ invoices for roaming services is subject to VAT.

As of January 1, 2018, reverse charge VAT exemption is applied on the invoices which are related to roaming services issued by foreign GSM operators.

Additionally, as of January 1, 2018, if a non-resident e-service provider performs e-services from abroad to real persons who are located in Turkiye, the service provider must be a VAT taxpayer in Turkiye. E-service providers have to declare VAT over the sales amount of e-services, with a VAT return within 26 days and pay within the first 26 days of the following month. Further, service providers can consider as deductible VAT which they have paid as a VAT amount to the Turkish entities related to these e-services.

As of January 1, 2018, VAT is calculated for TRY and bundle package sales and also calling card sales by including the margin of the distributor and/or retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the VAT amount on these pre-paid sales.

c.License and Annual Utilization Fees

According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees. The license fee is paid once on the subscription per subscriber. The license fee was TRY 50.75, TRY 37.26 and TRY 34.15 in 2022, 2021, and 2020 respectively. As of January 1, 2023, the license fee is TRY 113.14. Since January 1, 2018, subscriptions for FATIH Project of Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 4.23, TRY 3.11 and TRY 2.85 in 2022, 2021, and 2020 respectively, and is charged to subscribers monthly. As of January 1, 2023, the monthly utilization fee is TRY 9.43. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end with the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. Since June 2011, we have collected utilization fees from most of our prepaid subscribers.

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

Special
Consumption
Tax rate
Cellular wireless phone devices with a receiver
—With Special Consumption Tax base up to TRY 1,500	25%
—With Special Consumption Tax base between TRY 1,500 and TRY 3,000	40%
—Others	50%

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

e.Digital Services Tax

On March 1, 2020, the Digital Services Tax (“DST”) to be paid through certain digital services, particularly all advertising services delivered in the digital environment, was introduced. The tax is to be paid at a rate of 7.5% per month over the revenues generated from the following digital services performed in Turkiye:

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

Taxpayers exceeding a revenue threshold of €750 million in global revenues (under the draft Communiqué provisions, local revenues are also considered under global revenues) and TRY 20 million in local revenues are subject to DST.

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

Digital service taxpayers are defined as digital service providers. Their state of being fully liable, or not, as per the Income Tax Law No. 193 and the Corporation Tax Law No. 5520, under limited liability status, does not affect the tax liability for digital services. Neither does the question of whether they are performing with the related activities through a place of business or through permanent representatives in Turkiye which affects the digital service tax liability.

In cases where the taxpayer has no residency, legal entity and/or business center in Turkiye and other cases where it is deemed appropriate, the Ministry of Treasury and Finance may determine the taxpayer to be the party to the transaction which is subject to taxation or the ones who mediate the transaction and payment.

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

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues do not exceed the stated thresholds as at December 31, 2022. We will continue to monitor such revenues and any updates in the related legislation.

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

Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution as mentioned above. As of January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share has also been revised and accordingly, the following are not to be considered in the calculation of the treasury share: (i) overdue interests which are accrued to the subscribers for any unpaid balance, (ii) accrual amounts for the purpose of reporting, (iii) amounts reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally (iv) amounts for the purpose of correcting accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik Hizmetleri. These amounts are paid annually within the month of June of each following year. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for abovementioned companies.

h.Other Tax Legislation

The amendments to the tax laws and the latest taxes introduced through the Law No. 7256 published in the Official Gazette dated November 17, 2020 are summarized as follows:

●	A withholding rate of 15% will be imposed in order to prevent fully taxpayer capital companies from tax-free dividend distribution through acquiring their own shares. This legislation is valid for the shares which are listed in Article 94/4 (i) (ii) and (iii) of Income Tax Law No.193 and purchased between November 17, 2020 and February 14, 2023. In accordance with Presidency Decree No. 6791, this rate will be applied as 0% from the date of February 14, 2023.
●	Income from leveraged trading (forex) transactions will be subject to withholding within the scope of temporary Article 67.
●	With the Presidential Decree No. 3490 published in the Official Gazette dated February 4, 2021, the financing expenses (expenses and costs incurred under the titles of interest, commission, interest, dividend, exchange difference, etc.) limitation rate was set at 10% starting from the 2021 fiscal year. Credit institutions, financial institutions, financial leasing, factoring and finance companies are excluded from the legislation. Financial expenses and costs which will be capitalized of investment are also exempted from the legislation.

The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate shall be applied as 20% for the fiscal years starting 2023 assuming there will be no additional legislation. The corporate tax rate of 25% will be applied to companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. This provision shall be applicable to the income of the abovementioned entities generated in 2022.

With Article 15 of the Law No. 7351 published in the Official Gazette dated January 22, 2022, it was stipulated that the corporate tax rate will be applied with a discount of 1 point for the earnings of the exporting firms exclusively from exports and the income obtained from the production activities of the firms that have the industrial registration certificate and are actually engaged in production activities.

According to Presidency Decree No. 5801, the late fee rate was determined as 2.5% per month as of July 21, 2022 (this rate was 1.6% from December 30, 2019 until the revision).

Pursuant to the section within the Act of Fees Tariff No. 8 “Passenger phone usage fee”, the utilization permit for cellular wireless phone devices with a receiver brought by passengers for self-usage with non-commercial purpose is subject to a fee. The amount of the fee to be applied in 2023 is TRY 6,091 which was TRY 2,732 in 2022.

The Cultural Fund for mobile phones (imported or manufactured mobile phones which have voice recording qualifications) is paid since March 19, 2020. The Cultural Fund is set at 1% over, (i) the custom value for imported devices and (ii) the production value for the devices which are manufactured in Turkiye. This fund is considered as a cost of goods item and is not reflected directly as a tax to the customers on the invoices.

Withholding rates on the interest obtained from Turkish Lira deposit accounts and the dividends paid to participation accounts by participation banks have been temporarily (until June 30, 2023) reduced through the Presidential Decisions.

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

●	Free exchange funds will be subject to a withholding rate of 0% on the portfolio gains they have obtained as of June 30, 2023.

Accordingly, 5%, 3% and 0% withholding will be applied on the income and gains obtained from the concerning securities depending on the maturity and holding period of the paper.

●	Income and gains from investment funds (excluding variable, composite, Eurobond, foreign borrowing, foreign, free funds and mutual funds with foreign currency in their title) will be subject to a withholding rate of 0% until June 30, 2023.

With the President’s Decision No. 4936 published in the Official Gazette dated December 22, 2021, the rate of withholding tax within the scope of Article 94 of the Income Tax Law and Articles 15 and 30 of the Corporate Tax Law over the dividends (dividends) distributed by Corporations is reduced from 15% to 10%.

Income and gains from Government bonds and Treasury bills acquired between December 22, 2021 and June 30, 2023 (including this date) with the President’s Decision No. 4937 published in the Official Gazette dated December 22, 2021, and lease certificates issued by asset leasing companies, will be subject to withholding tax at the rate of 0%.

According to Presidency Decree numbered 4517, VAT rate shall be calculated as 1% deliveries of certified and refurbished second hand mobile phones by authorized dealers or refurbishment centers. In order to benefit from the legislation, second hand mobile phones must have at least one year of data, voice or short message usage.

The following amendments have been made with respect to R&D and innovation activities of Technology Development Regions and R&D/Design centers with the “Law on making Amendments on Technology Development Zones Law and Certain Laws” published on Official Gazette dated February 3, 2021.

●	Incentive periods granted with respect to Technology Development zones and R&D/Design centers have been extended until December 31, 2028.
●	Companies which are benefitted at least TRY 1 million R&D incentives on their annual corporate tax returns, have to transfer 2% of such amounts as fund on their legal books. The obligation to transfer such amount shall be limited to TRY 20 million on an annual basis. With this fund it is obligation, until the end of the year, to purchase the shares of venture capital investment funds established to invest in entrepreneurs residing in Turkiye, or to invest in venture capital investment trusts or other entrepreneurs operating in incubation centers.

With the Presidency Decree numbered 5729 published in the Official Gazette dated June 11, 2022, the rate of bank and insurance transactions tax (BSMV) calculated over the money received in favor of consumer loans has been increased from 5% to 10%. The Decree has entered into force on the date of its publication and will apply to consumer loans to be extended as of June 11, 2022.

In subparagraph (i) of the first paragraph of Article 10 of the Corporate Tax Law titled “Other discounts”, it is stated that this discount can be availed of separately for each subsequent period, starting from the accounting period in which the decision regarding the cash capital increase or the articles of association was registered at the initial establishment stage. With the article 49 of the Law No. 7417, the discount offer can only be availed for a maximum period of five years. Accordingly, the said reduction will be used separately for the accounting period in which the decision regarding the capital increase or the articles of association was registered at the initial establishment stage, and for the four accounting periods following this period. In cash capital increases made before the publication date of the Law, this discount will be applied for 5 accounting periods, including the 2022 accounting period.

Article 2 of Law No: 7420 provides that the receivables the debtor of which is an individual and the value of which does not exceed TRY 2,000 as of August 15, 2022, will be considered as “worthless debt” within the scope of Article 322 of the Tax Procedure Law as of November 9, 2022. When the creditors terminate their execution proceeding for the receivables which meet these conditions, treasury share (18%) and universal service contributions (1)% will be refunded to Company. For the receivables the enforcement proceedings for which have been waived within this scope, the fee required for waiving the enforcement proceedings pursuant to related legislations will not be charged to Company.

Revaluation of Depreciable Assets

The amendments to the tax laws and the latest taxes introduced through the Law No. 7338 published in the Official Gazette dated October 26, 2021 are summarized as follows:

●	In periods when inflation adjustment conditions are not met, taxpayers are given the opportunity to revaluate their depreciable economic assets in their balance sheets and the depreciation shown in the liabilities of their balance sheets.
●	Except for passenger cars subject to pro-rata depreciation, taxpayers are given the opportunity to depreciate on a daily basis from the date they are ready for use, for depreciable economic assets that will be newly recorded in operating assets.
●	It is possible for the taxpayers to extend the depreciation periods, provided that the useful life period determined by the Ministry of Treasury and Finance does not exceed 2 times and 50 years and the same ratio is applied for each year.
●	Receivables that do not exceed TRY 4,000 (for the year 2022) that have not been paid by the debtor despite the protest or written request more than once, may be considered as doubtful receivables without resorting to lawsuits and enforcement.
●	Submitting the advance tax return of fourth quarter has been ended for corporate taxpayers and income taxpayers and self-employed persons as of 2022 fiscal year.
●	In the discount application regarding the cash capital increase, the discount rate will be applied as 75% instead of 50% for the portion of the capital increase covered by cash brought from abroad.

Restructuring of Certain Receivables and Amendments to Certain Laws (Law No. 7440)

●	The Law includes a comprehensive tax amnesty with a tax-base increase covering the years 2018, 2019, 2020, 2021 and specifically 2022.
o	Taxpayers should apply for the restructuring of receivables
o	Taxpayers increase their taxable bases (VAT, CIT, Withholding Tax, Income Tax) at the rates specified in the Law and pay the taxes in accordance with the Law, tax inspection and assessments will not be conducted against these taxpayers related to the taxation periods of the years for which they pay the calculated taxes.
●	For the R&D and design center and technology development zones incentives about the remote working time, the authorization given to the President has been increased to 100%.
●	Additional tax at the rate of 10% and 5% is imposed against some corporate taxpayers. The main objective of the additional tax is to create resources for the re-development of earthquake area in Kahramanmaras and neighboring provinces. These amounts will be considered as non-deductible expense and will be paid in two installments, and the above-mentioned additional tax liability will be imposed for some corporate taxpayers;

o	At the rate of 10% over the exemption and deduction amounts applicable on the corporate income and over the tax base subject to reduced corporate tax within the scope of Article 32/A of the Corporate Tax Code No. 5520 (CTC),
o	At the rate of 5% over the amounts subject to participation exemption as per 5/1-a of the CTC and over the participation income obtained abroad which is subject to tax at the rate of 15% at least.

Specific Exemption and Deduction that are Outside the Scope of the Additional Corporate (Earthquake) Tax:

o	Turkish investment fund and partnership exemption
o	Return exemption
o	Exemption for gains arising from Sale & Lease Back transactions
o	Exemption regarding income gained from the sale of assets and rights with the aim to lease certificate issuance
o	Exemption for income gained from Currency Protected Deposit accounts
o	Sponsorship expenses
o	Donations and aids
o	The portion not exceeding 10% of the declared income of the amounts allocated as venture capital funds in accordance with Article 325/A of the Tax Procedure Law
o	The income of micro and small enterprises - which are defined within the scope of Article 407 of the Presidential Decree on the Presidential Organization dated July 10, 2018 and numbered 1 obtained from technology development zones and R&D and design centers which are subject to exemption or deduction,

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

III. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments on the carrying values of assets and liabilities, and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (d) (Basis of preparation and summary of significant accounting policies - Use of estimates and judgments) to our Consolidated Financial Statements included in this annual report on Form 20-F.

IV. Reportable Segments and Reporting Currency

In accordance with our integrated communication and technology services strategy, until 2021 we have reported our telecom related businesses in Turkiye and outside of Turkiye under Turkcell Turkiye and Turkcell International reportable segments, respectively. All other businesses were reported under the Other segment.

Starting from 2021, our financial services businesses; Turkcell Finansman, Turkcell Odeme, Turkcell Sigorta, and Paycell, will be reported under the Techfin segment. In previous releases, these businesses were included under the Other segment. We made this change since these entities have similar business models, and to some extent have operations integrated with each other. Moreover, these businesses are subject to legislation and regulations, which differ from those applied to other entities reported under the Other segment. In 2022, we initiated Paycell Europe (formerly known as Turkcell Europe) and Turkcell Dijital Sigorta which started to be reported under Techfin segment. Dijital Egitim was incorporated and started to be reported under Turkcell Turkiye. Also, we initiated Turkcell GSYF which is reported under “other” segment.

Furthermore, operations of Turkcell Satis, which are reported under Turkcell Turkiye are separated as “Digital Business Services” and other Turkcell Satis operations: Integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will continue to be reported under Turkcell Turkiye as “Digital Business Services”, while other Turkcell Satis operations, which include retail channel operations, smart devices management and consumer electronics sales through digital channels, will be reported in the Other segment. We have made this change since other Turkcell Satis operations, which are reported under the Other segment, are now less connected with the integrated business model of Turkcell Turkiye. Accordingly, these operations mainly comprise the procurement and sale of consumer electronics not limited to integrated telco products. They target non-Turkcell customers as well. Moreover, these operations also have different level of operating profitability compared to businesses reported under Turkcell Turkiye. Those changes have also been reflected to previous years numbers, which are also disclosed in this report.

There have been no changes to Turkcell International segment.

Our operations are aggregated under three main reportable segments, Turkcell Turkiye, Turkcell International and Techfin.

●	Turkcell Turkiye reportable segment includes the operations of Turkcell, Turkcell Superonline, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Atmosware Teknoloji, Rehberlik, Turkcell Gayrimenkul, Lifecell Dijital, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP A.S., the above-mentioned digital business services operations of Turkcell Satis, Turkcell Dijital and Dijital Egitim. Hence, Turkcell Turkiye comprises our telecom, digital services and digital business services related businesses in Turkiye.
●	Turkcell International segment comprises mainly lifecell, BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V. Turkcell International comprises our telecom and digital services related businesses outside of Turkiye.
●	Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell LLC, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. Techfin comprises all our financial services businesses.

Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF and Turkcell Satis’s other operations. The Other segment mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

Turkcell Enerji acquired all of the shares of Boyut Enerji on August 18, 2021.

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

5.A Operating Results

Our audited Consolidated Financial Statements as of December 31, 2022 and December 31, 2021 and for each of the years in the three-year period ended December 31, 2022 included in this annual report have been prepared in accordance with IFRS as issued by the IASB. We have restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2022. Comparative figures are also restated using the general price index of the current year.

The following table presents our selected consolidated statements of profit or loss, financial position and cash flows data as of and for each of the years in the three-year period ended December 31, 2022, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2022 and as of the respective years.

Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

	2022	2021	2020

	(TRY millions, except share data and certain other data)
Consolidated Statement of Profit or Loss Data
Total revenue(1)	61,544.3	70,561.0	69,502.8
Total cost of revenue(2)	(53,013.4)	(55,576.5)	(53,111.7)
Total gross profit	8,530.9	14,984.5	16,391.1
Other income	231.0	227.6	140.9
Administrative expenses	(1,722.5)	(1,769.9)	(1,776.1)
Selling and marketing expenses	(3,057.2)	(3,465.5)	(3,260.3)
Net impairment losses on financial and contract assets	(408.7)	(522.5)	(845.8)
Other expenses	(902.7)	(1,234.2)	(1,657.1)
Operating profit	2,670.7	8,219.9	8,992.7
Finance income	2,488.9	7,020.5	5,266.1
Finance costs	(7,630.9)	(13,369.5)	(8,275.0)
Monetary gain (loss)	4,713.8	2,915.8	(534.7)
Net finance costs (3)	(428.1)	(3,433.1)	(3,543.6)
Share of loss of equity accounted investees	316.9	116.1	(20.9)
Profit before income tax	2,559.5	4,902.9	5,428.2
Income tax expense	1,615.3	(572.3)	(919.7)
Profit from continuing operations	4,174.7	4,330.6	4,508.5
Total profit for the year	4,174.7	4,330.6	4,508.5
Attributable to:
Owners of the Company	4,175.7	4,330.5	4,502.8
Non-controlling interests	(1.0)	0.1	5.6
Total profit for the year	4,174.7	4,330.6	4,508.5
Basic and diluted earnings per share from continuing operations(4)	1.9	2.0	2.1
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	25,960.7	30,601.2	26,513.0
Total assets	142,614.0	151,298.0	141,189.8
Long-term debt(5)	37,133.1	45,880.0	36,556.9
Total debt(6)	53,854.4	60,415.3	48,254.1
Total liabilities	76,232.9	85,932.8	74,088.0
Share capital	19,623.7	19,623.7	19,623.7
Total equity	66,381.0	65,365.2	67,101.8
Weighted average number of shares(7)	2,183,106,193	2,183,106,193	2,183,106,193
Consolidated Cash Flows Data
Net cash inflow from operating activities	24,986.9	39,501.4	21,534.5
Net cash outflow from investing activities	(18,569.9)	(18,311.3)	(15,079.4)
Net cash (outflow)/ inflow from financing activities	2,067.5	(7,373.8)	(9,954.8)
Other Financial Data
Dividends declared(8)(9)	—	1,257.8	2,585.8
Dividends per share (declared)(9)	—	0.5717	1.1754
Gross margin(10)	13.9%	21.2%	23.6%
Adjusted EBITDA(11)	24,939.8	29,801.7	29,267.1
Capital expenditures(12)	18,559.4	18,442.8	17,214.2
(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services, call center revenues, and other (Note 6).
(2)	Total cost of revenue includes depreciation and amortization, cost of goods sold, payments for the Turkish Treasury share, interconnection and termination expenses, employee benefit expenses, radio expenses, frequency expenses, transmission expenses, universal service fund, roaming expenses, and cost of revenue from financial services (Note 11).

(3)	As at December 31, 2022, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss.
(4)	2022, 2021 and 2020 EPSs are computed over the “Weighted average number of shares”.
(5)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(6)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(7)	In line with our Company’s share buy-back decisions on July 27, 2016, January 30, 2017 and March 24, 2020, we purchased a total of 16,893,807 shares at a price range of TRY 8.92 to TRY 12.35 between 2016 and 2020 at a total transaction amount of TRY 180.2 million. Specifically, for the year 2020, the transaction amount was TRY 9,994 thousand, reflecting the purchase of 816,290 shares at a price range of TRY 12.09 to TRY 12.35. There were no share buy-backs in 2021 and 2022. Treasury shares are deducted from Equity (Notes 25 and 26).
(8)	At the General Assembly held on June 16, 2022, it was decided to distribute gross TRY 1,257.8 million (TRY 1,451.4 in current currency) part of the distributable profit of the Company for the year ended December 31, 2021 to the shareholders on July 26, 2022 in cash, as 0.5717 gross for each share with a nominal value of 1 TL. (December 31, 2021: TRY 2,585.8 million (TRY 5,481.5 million in current currency)).
(9)	Dividends per share were computed over 2,200,000,000 shares.
(10)	Gross margin is calculated as total gross profit divided by total revenue.
(11)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other income, other expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below.
(12)	Capital expenditure in 2020, 2021 and 2022 includes the impact of subscriber’s acquisition costs and right of use assets amounting to TRY 8,109.6 million, TRY 6,901.9 million and TRY 5,273.7 million, respectively.

To compensate for the limitations of Adjusted EBITDA described in the Introduction, the following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2022	2021	2020

	(Million TRY)
Adjusted EBITDA	24,939.8	29,801.7	29,267.1
Depreciation and amortization	21,597.4	20,575.2	18,758.2
Other operating (expense), net	671.7	1,006.6	1,516.1
Net finance (costs)	428.1	3,433.1	3,543.6
Share of loss of equity accounted investees	(316.9)	(116.1)	20.9
Consolidated profit before income tax	2,559.5	4,902.9	5,428.2
Income tax expense	(1,615.3)	572.3	919.7
Total profit for the year	4,174.7	4,330.6	4,508.5

The following table presents selected operational data:

	As of and for the
	year ended December 31,
	2022	2021	2020
Industry Data
Population of Turkiye (in millions)(1)	85.3	84.7	83.6
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	25.6	23.7	22.0
Number of mobile M2M subscribers at end of period (in millions)	4.0	3.3	2.8
Superbox subscribers at end of period (in thousands)(4)	670.7	603.6	591.2
Number of mobile prepaid subscribers at end of period (in millions)(3)	12.0	12.0	11.5
Number of fiber subscribers at end of period (in thousands)	2,121.8	1,887.8	1,664.3
Number of ADSL subscribers at end of period (in thousands)	751.4	754.9	707.6
Number of Cable subscribers at end of period (in thousands)	43.9	54.6	67.7
Number of IPTV subscribers at end of period (in thousands)	1,281.7	1,082.2	871.3
Total Turkcell Turkiye subscribers at end of period (in millions)	41.7	39.4	36.7
Total Turkcell Group subscribers at the end of period (in millions)(5)	54.0	51.6	47.9
Mobile average monthly revenue per user (in TRY)(6)	81.0	101.4	107.8
Mobile blended (excluding M2M)	89.1	110.2	116.3
Postpaid	98.1	126.2	139.7
Postpaid (excluding M2M)	113.9	144.0	158.4
Prepaid	46.8	54.0	52.3
Fixed residential average monthly revenue per user (in TRY)(6)	115.3	156.6	167.2
Residential fiber	115.8	157.7	170.2
Mobile average monthly minutes of use per subscriber(7)	546.4	551.2	518.7
Mobile churn (monthly)(8)	2.0%	2.0%	2.3%
Fixed churn (monthly)(9)	1.4%	1.5%	1.9%
Number of Turkcell employees at end of period	3,410	3,929	4,028
Number of employees of consolidated subsidiaries at end of period(10)	23,795	25,638	24,675
(1)	The population of Turkiye for 2022, 2021 and 2020 is based on TurkStat’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021—a. Total Revenue”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.

(4)	Superbox subscribers are included in the number of mobile subscribers.
(5)	Subscriber numbers also include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.
(6)	We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Turkey (excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues) for the relevant year by twelve and further dividing by the average number of subscribers during the annual period.
(7)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkiye for the year divided by twelve.
(8)	Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. See “Item 4.B. Business Overview—V. Churn” for information concerning subscriber disconnection policy.
(9)	Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkiye that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between fiber, ADSL and cable.
(10)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkiye, was incorporated in 1993 and commenced its operations in 1994. We operate under a 31-year GSM license (the “2G License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of USD 500 million, which was extended in April 2023, with a fee of EUR 120 million (excluding VAT and interest payable on the installments), until April 2029. On April 30, 2009, we signed a license agreement with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A-type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009. On August 26, 2015, in the 4.5G auction, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Turkiye. The 4.5G license is effective for 13 years, until April 30, 2029. The total fee of EUR 1,623.5 million (excluding VAT and interest payable on the installments) was paid in four installments.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers’ needs through lifestyle segments and usage habits.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers at Group level, and by year-end 2022, that number had grown to 54.0 million including the subscribers of our subsidiaries.

In the mobile segment, we increased our postpaid subscriber base from 66.4% in 2021 to 68.1% in 2022 due to our focus on value. As of December 31, 2022, we had 12.0 million prepaid subscribers and 25.6 million postpaid subscribers, compared to 12.0 million prepaid subscribers and 23.7 million postpaid subscribers as of December 31, 2021.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please see “Item 4.B. Business Overview—V. Churn”. Monthly average mobile churn rate in 2022 was 2.0%, the same as in 2021.

In the fixed segment, our subscriber base exceeded 2.9 million for the year ended December 31, 2022. 2.1 million of this base are fiber customers.

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements at the amount of TRY 759.3 million and TRY 1,209.0 million as of December 31, 2022 and 2021 respectively, which we believe to be adequate. The effect generated by the restatement in current currency amounted TRY 473.0 million in 2021. The main reasons for the change in impairment losses include collections made in 2022 amounting to TRY 301.1 million and a write-off of overdue receivables amounting to TRY 397.1 million which was netted of with an impairment loss recognized amounting to TRY 715.0 million.

ARPU

We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Turkey (excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues) for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes that this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Turkey revenues to such revenues included in the ARPU calculations of 2022, 2021 and 2020.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
	(TRY million)	(TRY million)	(TRY million)
Turkcell Turkey Revenue	47,308,592	54,625,847	54,799,961
Telecommunication Services Revenue	44,543,684	51,769,147	52,039,191
Equipment Revenue	2,499,908	2,495,278	2,415,492
Call Center	103,132	93,157	82,888
Other	161,868	268,265	262,390
Revenues which are not attributed to ARPU Calculation(1)	(7,976,603)	(7,897,542)	(7,261,032)
Turkcell Turkey revenues included in ARPU calculation	39,066,989	46,366,883	47,193,651
Mobile Blended ARPU (TL)	81.0	101.4	107.8
Average Number of Mobile Subscribers during the year (million)	36.7	34.7	33.4
Fixed Residential ARPU (TL)	115.3	156.6	167.2
Average Number of Fixed Residential Subscribers during the year (million)	2.4	2.2	2.0

(1)Revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues

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

II. International and Other Domestic Operations

In addition to our businesses in Turkiye, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

III. Revenues

Revenues include telecommunication services, equipment revenues, revenue from financial services and call center revenues. Telecommunication service revenues mainly include voice, data, messaging, digital services and solutions, interconnect, roaming, and wholesale.

IV. Operating Costs

a.Cost of Revenues

Cost of revenues includes depreciation and amortization charges, cost of goods sold, payments for the treasury share and universal service fund, interconnection and termination costs mainly paid to Turk Telekom and Vodafone, employee benefit expenses for technical personnel, radio expenses, frequency expenses, transmission expenses, roaming expenses paid to international operators for calls by our subscribers outside Turkiye and cost of revenue from financial services.

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

e.Results of Operations

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2022	2021	2020
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(86.1)	(78.8)	(76.4)
Gross margin	13.9	21.2	23.6
Administrative expenses	(2.8)	(2.5)	(2.6)
Selling and marketing expenses	(5.0)	(4.9)	(4.7)
Net impairment losses on financial and contract assets	(0.7)	(0.7)	(1.2)
Other operating income/(expenses), net	(1.1)	(1.4)	(2.2)
Operating profit	4.3	11.6	12.9

V. Segment Overview

Our operations are aggregated under three main reportable segments, Turkcell Turkiye, Turkcell International and Techfin:

●	The Turkcell Turkiye segment comprises mainly our telecommunication and technology services activities in Turkiye and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis’ digital business services, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP A.S., Atmosware, Turkcell Dijital and Dijital Egitim.
●	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkiye and includes the operations of lifecell, BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP BV.
●	The Techfin segment comprises all our financial services businesses and includes the operations of Financell, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta.

Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji and Turkcell Satis’ other operations.

Turkcell Enerji has signed a Share Transfer Agreement to acquire all of the shares of Boyut Enerji. The share transfer with respect to the acquisition Boyut Enerji was completed on August 18, 2021.

The purchase of 20% of BeST’s shares owned by the Republic of Belarus was completed on December 9, 2022.

The Group transferred its total shareholding in Inteltek to the other shareholder of the company, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on September 30, 2020. This transaction has no material effect on the Group’s financial statements.

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	(in TRY millions)
Total segment revenue	47,308.6	54,625.8	6,429.8	6,271.0	2,151.7	2,155.0	8,228.6	9,573.9	(2,574.3)	(2,064.7)	61,544.3	70,561.0
Inter-segment revenue	(252.0)	(352.2)	(145.0)	(168.8)	(160.7)	(123.0)	(2,016.7)	(1,420.7)	2,574.3	2,064.7	—	—
Revenues from external customers	47,056.6	54,273.6	6,284.8	6,102.3	1,990.9	2,031.9	6,211.9	8,153.2	—	—	61,544.3	70,561.0
Adjusted EBITDA*	19,888.3	24,770.7	3,263.5	3,047.3	1,061.8	1,286.4	788.0	792.5	(61.9)	(95.2)	24,939.8	29,801.7
Net impairment losses on financial and contract assets	(338.4)	(487.7)	(34.3)	(13.7)	(34.8)	(19.3)	(1.3)	(1.9)	—	—	(408.7)	(522.5)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	(in TRY millions)
Total segment revenue	54,625.8	54,800.0	6,271.0	5,722.4	2,155.0	2,042.3	9,573.9	8,627.8	(2,064.7)	(1,689.7)	70,561.0	69,502.8
Inter-segment revenue	(352.2)	(322.9)	(168.8)	(198.2)	(123.0)	(32.9)	(1,420.7)	(1,135.7)	2,064.7	1,689.7	—	—
Revenues from external customers	54,273.6	54,477.1	6,102.3	5,524.2	2,031.9	2,009.4	8,153.2	7,492.2	—	—	70,561.0	69,502.8
Adjusted EBITDA*	24,770.7	24,725.4	3,047.3	2,628.5	1,286.4	1,243.8	792.5	788.5	(95.2)	(119.1)	29,801.7	29,267.1
Net impairment (losses)/ gains on financial and contract assets	(487.7)	(714.2)	(13.7)	(6.8)	(19.3)	(123.5)	(1.9)	(1.3)	—	—	(522.5)	(845.8)

*For a definition of adjusted EBITDA please see Non-IFRS Measures in the Introduction section.

Turkcell Turkiye

a.2022 compared to 2021

Total revenues generated by Turkcell Turkiye segment decreased by 13.4% to TRY 47,308.6 million in 2022 from TRY 54,625.8 million in 2021. Strong subscriber net additions in both mobile and fixed segments, price adjustments and upsell efforts, as well as the contribution of digital business services, supported revenues of Turkcell Turkiye. However, price adjustments made in the period were not fully reflected in our financials as our contracts did not fully compensate for the accelerated inflation in Turkiye. Because the majority of our revenues are denominated in TRY, any further increase in the inflation rate not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkiye, during 2022, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.9 million net annual additions, and the postpaid ratio increased from 66.4% in 2021 to 68.1% in 2022. In 2022, postpaid ARPU excluding M2M subscribers was TRY 113.9 whereas prepaid ARPU was TRY 46.8. In addition, average monthly mobile data usage per user rose 10.5% to 14.7 GB in 2022, driven mainly by the increasing number and data consumption of 4.5G users. For additional information on how we calculate ARPU, please see “Item 5.A. Operating Results”.

Turkcell Turkiye’s Adjusted EBITDA decreased by 19.7% to TRY 19,888.3 million in 2022 from TRY 24,770.7 million in 2021, mainly due to the decrease in revenues resulting from the reasons mentioned above. Decrease in cost of revenues and operational expenses were proportionally less than the decrease in revenue. Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased TRY 27,420.2 million in 2022, representing an 8.2% decrease as compared to 2021. These lower costs are related to the decrease in treasury share, interconnection expenses, and employee benefit expenses, partially offset by an increase radio expense. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2022 included in Turkcell Turkiye adjusted EBITDA amounted to TRY 2,691.6 million and TRY 9,691.4 million in 2022 and 2021, respectively.

b.2021 compared to 2020

Total revenues generated by Turkcell Turkiye segment decreased 0.3% to TRY 54,625.8 million in 2021 from TRY 54,800.0 million in 2020. The decrease in total consolidated revenues occurred due to restatement in current currency for the effects of inflation, despite the strong subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts, as well as the contribution of digital business services and wholesale revenues. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in Turkcell Turkiye revenues amounted to TRY 21,372.1 million and TRY 30,285.3 million in 2021 and 2020, respectively. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—XII. Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkiye’s Adjusted EBITDA increased 0.2% to TRY 24,770.7 million in 2021 from TRY 24,725.4 million in 2020, mainly due to a decrease in revenues, cost of revenues, administrative expenses and net impairment loss partially offset by increase in marketing and selling expenses. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in Turkcell Turkiye adjusted EBITDA amounted to TRY 9,691.4 million and TRY 13,664.5 million in 2021 and 2020, respectively.

Turkcell International

a.2022 compared to 2021

Total revenues generated by Turkcell International segment increased by 2.5% to TRY 6,429.8 million in 2022 from TRY 6,271.0 million in 2021 mainly due to the contribution of lifecell (Ukraine) operations and the currency appreciation in Ukraine and Belarus against the Turkish Lira. The annual revenue growth of lifecell and BeST in terms of local currency were 11% and 0.3%, respectively. The revenue growth in lifecell was mainly driven by ARPU growth supported by price adjustments and increased data usage. The revenue in BeST remained flat compared with the previous year. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2022 included in Turkcell International revenues amounted to TRY 76.2 million and TRY 2,453.5 million in 2022 and 2021, respectively.

Turkcell International’s Adjusted EBITDA increased by 7.1% to TRY 3,263.5 million in 2022 from TRY 3,047.3 million in 2021, mainly due to revenue growth and the currency appreciation in Ukraine and Belarus against the Turkish Lira. lifecell’s Adjusted EBITDA in Turkish Lira terms by 76.4% was instrumental in this increase. lifecell’s Adjusted EBITDA also grew by 14.6% in local currency terms, mainly due to the rise in revenue and the effective cost control measures.

b.2021 compared to 2020

Total revenues generated by Turkcell International segment increased by 9.6% to TRY 6,271.0 million in 2021 from TRY 5,722.4 million in 2020, mainly due to the contribution of lifecell (Ukraine) operations and the currency appreciation in Ukraine and Belarus against the Turkish Lira. The annual revenue growth of lifecell and BeST in terms of local currency were 24.1% and 5.0%, respectively. The revenue growth in lifecell was mainly driven by subscriber base growth and ARPU growth supported by price adjustments and the rise in voice, messaging and data service usage. The revenue growth in BeST was mainly due to the higher data revenues as a result of the rise in 4G users, a rise in voice and messaging revenues despite the decline in handset sales revenues. The effect generated by the restatement for the effects of inflation in current currency as of December 31, 2021 included in Turkcell International revenues amounted to TRY 2,453.5 million and TRY 3,162.5 million in 2021 and 2020, respectively.

Turkcell International’s Adjusted EBITDA increased by 15.9% to TRY 3,047.3 million in 2021 from TRY 2,628.5 million in 2020, mainly due to revenue growth and the currency appreciation in Ukraine and Belarus against the Turkish Lira. lifecell’s Adjusted EBITDA in Turkish Lira terms by 65.9% was instrumental in this increase. lifecell’s Adjusted EBITDA also grew by 30.9% in local currency terms, mainly due to the rise in revenue and the effective cost control measures. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2021 included in Turkcell International adjusted EBITDA amounted to TRY 1,192.2 million and TRY 1,452.6 million in 2021 and 2020, respectively.

Techfin

a.	2022 compared to 2021

Total revenues generated by Techfin segment decreased by 0.2% to TRY 2,151.7 million in 2022 from TRY 2,154.9 million in 2021. Despite the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2022 compared to 2021, the increase in the Techfin’s total revenues stood below the yearly inflation. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2022 included in Techfin revenues amounted to TRY 302.5 million and TRY 843.1 million in 2022 and 2021, respectively.

Techfin’s Adjusted EBITDA decreased by 17.5% to TRY 1,061.8 million in 2022 from TRY1,286.4 million in 2021, mainly due to the decrease in revenues impacted by above mentioned reasons and an increase in cost of revenue and operational expenses. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in Techfin adjusted EBITDA amounted to TRY 160.2 million and TRY 503.3 million in 2022 and 2021, respectively.

b.	2021 compared to 2020

Total revenues generated by Techfin increased by 5.5% to TRY 2,154.9 million in 2021 from TRY 2,042.3 million in 2020, mainly due to higher loan portfolio of Financell and the increasing transaction volume of Paycell mobile payment (Pay Later) services, as well as, Paycell card and payment facilitation solutions in 2021 compared to 2020. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in Techfin revenues amounted to TRY 843.1 million and TRY 1,128.7 million in 2021 and 2020, respectively.

Techfin’s Adjusted EBITDA increased by 3.4% to TRY 1,286.4 million in 2021 from TRY 1,243.8 million in 2020. Main reason of this development is related to the increase in revenues which stood above of the increases in cost of revenue and operational expenses. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in Techfin adjusted EBITDA amounted to TRY 503.3 million and TRY 687.4 million in 2021 and 2020, respectively.

Other

a.	2022 compared to 2021

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, decreased by 14.1% to TRY 8,228.6 million in 2022 from TRY 9,573.9 million in 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in other subsidiaries’ revenues amounted to TRY 1,186.1 million and TRY 3,745.7 million in 2022 and 2021, respectively.

Other subsidiaries’ Adjusted EBITDA decreased by 0.6% to TRY 787.9 million in 2022 from TRY 792.5 million in 2021. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2022 included in Other subsidiaries’ adjusted EBITDA amounted to TRY 94.0 million and TRY 310.1 million in 2022 and 2021, respectively.

b.2021 compared to 2020

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, increased by 11.0% to TRY 9,573.9 million in 2021 from TRY 8,627.8 million in 2020. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in other subsidiaries’ revenues amounted to TRY 3,745.7 million and TRY 4,768.2 million in 2021 and 2020, respectively.

Other subsidiaries’ Adjusted EBITDA increased by 0.5% to TRY 792.5 million in 2022 from TRY 788.5 million in 2021. The effect generated by the restatement in current currency for the effects of inflation as of December 31, 2021 included in Other subsidiaries’ adjusted EBITDA amounted to TRY 310.1 million and TRY 435.8 million in 2021 and 2020, respectively.

VI. Year ended December 31, 2022 compared to the year ended December 31, 2021

Subscriber discussion

We had 37.5 million mobile subscribers in Turkiye, including 25.6 million mobile postpaid subscribers, as of December 31, 2022, compared to 35.6 million mobile subscribers in Turkiye, with 23.7 million mobile postpaid subscribers, as of December 31, 2021. During 2022, we recorded a net increase of 1.9 million mobile subscribers. This was mainly driven by 1.9 million net additions to the postpaid subscriber base, which reached 68.1% of total mobile subscribers. We had 10 thousand net losses in prepaid subscribers as of December 31, 2022, which was due mainly to the disconnection of 430 thousand inactive prepaid subscribers during the last quarter of the year in line with our churn policy.

In the fixed segment, our subscriber base reached 2.9 million for the year ended December 31, 2022, of which 2.1 million were fiber customers, compared to 1.9 million fiber customers for the year ended December 31, 2021. The net additions in fiber customers supported by our accelerated fiber infrastructure investments and the continued demand for high speed household broadband connections.

In Ukraine, we had 10.2 million registered mobile subscribers as of December 31, 2022 compared to 10.1 million as of December 31, 2021. Three-month active subscribers decreased to 8.5 million from 9.2 million during the same period, as Ukrainians have fled the country because of the ongoing war.

In Belarus, we had 1.5 million registered mobile subscribers as of December 31, 2022 compared to 1.5 million as of December 31, 2021, respectively. Three-month active subscribers was stable at 1.1 million.

Kibris Telecom mobile subscribers were stable at 0.6 million.

a.Total Revenue

Total consolidated revenues decreased 12.8% TRY 61,544.3 million in 2022 from TRY 70,561.0 million in 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in consolidated revenues amounted to TRY 7,665.8 million and TRY 27,606.6 million in 2022 and 2021, respectively.

For discussion of year-on-year comparison for total revenues generated by Turkcell Turkiye, Turkcell International, Techfin and Other segments, please refer to “Item 5.A - Operating Results - V. Segment Overview”.

b.Cost of revenue

Cost of revenue, including depreciation and amortization, decreased by 4.6% to TRY 53,013.4 million in 2022 from TRY 55,576.5 million in 2021, mainly due to the decrease in cost of goods sold, interconnection expenses, treasury share expenses, employee benefit expenses partially offset by increase in radio expenses and depreciation and amortization charges. As a percentage of revenues, cost of revenues increased by 7.4 percentage points to 86.1% in 2022 from 78.8% in 2021. This was mainly due to the increase in depreciation and amortization by 5.9%, radio expense by 2.1% despite the decrease in cost of goods sold by 1.3% and interconnection and termination expenses by 1.2%.

The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in cost of revenue amounted to TRY 16,224.8 million and TRY 21,744.0 million in 2022 and 2021, respectively.

Depreciation and amortization charges (including impairment charges) increased by 5.0% to TRY 21,597.4 million in 2022 from TRY 20,575.2 million in 2021. The depreciation expense for our network infrastructure increased to TRY 7,786.2 million in 2022 from TRY 7,472.7 million in 2021 mainly due to the new network investments. The amortization expense for our computer software and subscriber acquisition costs (SAC) were TRY 3,481.9 million and TRY 3,040.9 million in 2022, mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15, both decreased from TRY 3,598.9 million and TRY 2,626.4 million in 2021, respectively.

Cost of goods sold decreased 22.0% to TRY 6,693.3 million in 2022 from TRY 8,584.0 million in 2021, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms. Moreover, increase in cost of goods sold stood below the yearly inflation.

Treasury share and universal service fund over our mobile revenues paid to the ICTA decreased by 16.3% to TRY 5,386.7 million in 2022 from TRY 6,436.7 million in 2021. Even though there was an increase in mobile revenues which is the base of treasury share and universal service fund, this increase was lower than the yearly inflation.

Interconnection and termination fees decreased by 27.1% to TRY 3,687.0 million in 2022 from TRY 5,059.3 million in 2021, mainly due to impact of depreciation in Turkish Lira even though there was a decrease in fees in 2022 and also increase in off-net traffic.

Employee benefit expenses decreased by 9.1% to TRY 3,815.4 million in 2022 from TRY 4,195.5 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Frequency expenses decreased by 16.5% to TRY 1,732.8 million in 2022 from TRY 2,074.0 million in 2021. The frequency fees is paid as 5% of net revenue and despite there was an increase in net revenue, due to restatement in current currency for the effects of inflation frequency expenses decreased on a yearly basis.

Radio cost increased by 42.1% to TRY 3,322.0 million in 2022 from TRY 2,338.4 million in 2021, mainly due to impact of depreciation in Turkish Lira, although higher energy prices and increased roll out.

Transmission costs decreased by 7.5% to TRY 944.3 million in 2022 from TRY 1,020.7 million in 2021, mainly due to the impact of depreciation in Turkish Lira, although increases in capacity and exchange rate effects.

Roaming expenses increased 8.0% to TRY 700.4 million in 2022 from TRY 648.5 million in 2021, mainly due to the rise in travels after easing restrictions of the COVID-19 pandemic and exchange rate effect.

Cost of revenue from financial services increased by 45.5% to TRY 646.7 million in 2022 from TRY 444.4 million in 2021, mainly due to rise on loans portfolio of Financell and Paycell’s increased transaction volume across all services.

Maintenance and repair expenses increased by 192.1% to TRY 398.9 million in 2022 from TRY 136.6 million in 2021, mainly due to increase in volume, unit price and rate of exchange.

As a result, total gross profit margin decreased 7.4 percentage points from 21.2% in 2021 to 13.9% in 2022.

c.Administrative expenses

Administrative expenses decreased 2.7% to TRY 1,722.5 million in 2022 from TRY 1,769.9 million in 2021. Despite the increase in employee benefit expenses, consultancy expenses and collection expenses stood below the yearly inflation. As a percentage of revenues, administrative expenses stayed almost stable at 2.8% for the year ended December 31, 2022 compared to 2.5% for the year ended December 31, 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included administrative expenses amounting to TRY 203.5 million and TRY 692.5 million in 2022 and 2021, respectively.

Employee benefit expenses decreased 2.9% to 1,156.8 million in 2022 from TRY 1,191.2 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Other administrative expenses decreased by 2.2% to TRY 565.8 million in 2022 from TRY 578.7 million in 2021, with the impact of consultancy and collection expenses, despite positive impact of service expenses and maintenance and repair expenses, and others.

d.Selling and marketing expenses

Selling and marketing expenses decreased by 11.8% to TRY 3,057.2 million in 2022 from TRY 3,465.5 million in 2021, mainly due to the decrease in employee benefit expenses, marketing and selling expenses. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in selling and marketing expenses amounted to TRY 357.2 million and TRY 1,355.9 million in 2022 and 2021, respectively.

As a percentage of revenues, selling and marketing expenses was stable to at 5.0% for the year ended December 31, 2022 from 4.9% for the year ended December 31, 2021.

Employee benefit expenses decreased 6.3% to TRY 1,415.6 million in 2022 from TRY 1,511.4 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, decreased 18.1% to TRY 1,171.0 million in 2022 from TRY 1,429.1 million in 2021. Despite that the marketing activities and exchange rate effect increased in 2022, due to restatement in current currency for the effects of inflation marketing expenses decreased on a yearly basis.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased 21.8% to TRY 408.7 million in 2022 from TRY 522.5 million in 2021. Net impairment losses on financial and contract assets as a percentage of revenues was stable to 0.7% for the year ended December 31, 2022 from 0.7% for the year ended December 31, 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in net impairment losses on financial and contract assets amounted to TRY 53.8 million and TRY 204.4 million in 2022 and 2021, respectively.

We booked an impairment provision of TRY 759.3 million and TRY 1,209 million for contract assets, other assets and receivables from financial services for the years ended December 31, 2022 and 2021, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f.Other operating income/(expenses)

Other net operating expenses decreased to TRY 671.7 million in 2022 from TRY 1,006.6 million in 2021, mainly due to a lower litigation expenses, tax settlements as explained in Note 37 (Commitments and Contingencies), and revaluation tax expense. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in other net operating expenses amounted to TRY 264.2 million and TRY 393.8 million in 2022 and 2021, respectively.

g.Operating profit

Operating profit decreased by 67.5% to TRY 2,670.7 million in 2022 from TRY 8,219.9 million in 2021. As a percentage of revenues, operating profit decreased from 11.6% in 2021 to 4.3% in 2022, mainly due to due to a decrease in revenue which was partially offset by the decrease in cost of revenue, selling and marketing expenses and other net operating expenses.

h.Net finance income/(costs)

Net finance costs decreased to TRY 428.1 million in 2022 from TRY 3,443.1 million in 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in other net finance costs amounted to TRY 4,072.6 million and TRY 1,343.2 million in 2022 and 2021, respectively.

Finance income decreased by 64.5% to TRY 2,488.9 million in 2022 from TRY 7,020.5 million in 2021, mainly due to decline in the fair value of derivative instruments, despite increase in currency protected time deposits.

Finance costs decreased by 42.9% to TRY 7,630.9 million in 2022 from TRY 13,369.5 million in 2021, mainly due to the decrease in net foreign exchange losses, despite increase in net interest expenses for financial assets and liabilities measured at amortized cost. Net foreign exchange losses decreased to TRY 4,287.4 million in 2022 from TRY 11,189.4 million in 2021. Also, the effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in net foreign exchange losses is TRY 453.0 million and TRY 4,377.8 million in 2021.

Moreover, monetary gain (loss) which arise from IAS 29 implementations amounted to TRY 4,713.8 million and TRY 2,915.8 million respectively in 2022 and 2021 years. The increase in monetary gain (loss) is due to the net monetary position change and 64.3% increase in inflation for the year ended 2022.

i.Income tax expense

Income tax expense increased from TRY 572.3 million in 2021 to tax income of TRY 1,615.3 million in 2022, mainly due to the net positive change in the deferred tax income of TRY 1,539.4 million in 2022 which relates to deferred tax effect of IAS 29 adjustments, exemptions effects which mainly consist of R&D discounts, and amounts which are not deductible and permanent differences despite decrease in unrecognized deferred tax assets which mainly comprises unused tax losses for which no deferred tax asset has been recognized.

On April 22, 2021, a temporary article is added to the Turkiye’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

Law No. 7352 on amending the Tax Procedure Law and Corporate Tax Law was enacted on January 20, 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the statutory statements dated December 31, 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

j.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests”. Loss allocated to non-controlling interests amounted to TRY 1.0 million for the year ended December 31, 2022, compared to a profit allocated non-controlling interests amounted to TRY 0.1 million for 2021.

k.Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company decreased to TRY 4,174.7 million in 2022 from profit for the year TRY 4,330.6 million in 2021. The detailed information is given in the sections above.

VII. Year ended December 31, 2021 compared to the year ended December 31, 2020

a.	Total Revenue

Total consolidated revenues increased by 1.5% TRY 70,561.0 million in 2021 from TRY 69,502.8 million in 2020. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in consolidated revenues amounted to TRY 27,606.6 million and TRY 38,410.8 million in 2021 and 2020, respectively.

For discussion of year-on-year comparison for total revenues generated by Turkcell Turkiye, Turkcell International, Techfin and Other segments, please refer to “Item 5.A - Operating Results - V. Segment Overview”.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkiye, during 2021, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.7 million net annual additions, and the postpaid ratio increased from 65.7% in 2020 to 66.4% in 2021. In 2021, postpaid ARPU excluding M2M subscribers was TRY 144.0 whereas prepaid ARPU was TRY 54.0. In addition, average monthly mobile data usage per user rose 9% to 14.9 GB in 2021, driven mainly by the increasing number and data consumption of 4.5G users, and increasing the usage of Superbox. For additional information on how we calculate ARPU, please see “Item 5.A. Operating Results”.

b.	Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 4.6% to TRY 55,576.5 million in 2021 from TRY 53,111.7 million in 2020, mainly due to the increase in depreciation and amortization charges, cost of goods sold, radio expenses, roaming expenses, cost of revenue from financial services and maintenance and repair expenses despite decrease in share of Turkish Treasury and interconnection and termination expenses. As a percentage of revenues, cost of revenues increased 2.3% to 78.8% in 2021 from 76.4% in 2020. This was mainly due to the decrease in depreciation and amortization by 2.2%, cost of goods sold by 0.5%. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021, included in cost of revenue amounted to TRY 21,744.0 million and TRY 29,352.3 million in 2021 and 2020, respectively.

Depreciation and amortization charges (including impairment charges) increased by 9.7% to TRY 20,575.2 million in 2021 from TRY 18,758.2 million in 2020. The depreciation expense for our network infrastructure increased to TRY 7,472.7 million in 2021 from TRY 7,053.2 million in 2020 mainly due to the new network investment. The amortization expense for our computer software and subscriber acquisition costs (“SAC”) were TRY 3,598.9 million and TRY 2,626.4 million in 2021, mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15, up from TRY 2,965.5 million and TRY 2,119.5 million in 2020, respectively.

Cost of goods sold increased by 6.3% to TRY 8,584.0 million in 2021 from TRY 8,075.2 million in 2020, due to the increased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA decreased by 2.5% to TRY 6,436.7 million in 2021 from TRY 6,604.2 million in 2020. Increase in these expense items was below the yearly inflation.

Interconnection and termination fees decreased by 5.2% to TRY 5,059.3 million in 2021 from TRY 5,334.1 million in 2020. Increase in this expense item was below the yearly inflation.

Employee benefit expenses increased by 0.7% % to TRY 4,195.5 million in 2021 from TRY 4,167.4 million in 2020. Despite the regular annual increase in wages and salaries, increase in this expense item was almost the same with the yearly inflation increase.

Frequency expenses decreased by 2.7% to TRY 2,074.0 million in 2021 from TRY 2,131.3 million in 2020. Increase in this expense item was below the yearly inflation.

Radio cost increased by 7.3% to TRY 2,338.4 million in 2021 from TRY 2,180.1 million in 2020, mainly due to higher energy prices, roll out expenses and the impact of depreciation in Turkish Lira.

Transmission costs decreased by 0.2% to TRY 1,020.7 million in 2021 from TRY 1,022.3 million in 2020. Increase in this expense item was below the yearly inflation.

Roaming expenses increased 27.2% to TRY 648.5 million in 2021 from TRY 509.8 million in 2020, mainly due to the rise in travels after easing restrictions of the COVID-19 pandemic.

Cost of revenue from financial services increased by 36.7% to TRY 444.4 million in 2021 from TRY 325.1 million in 2020. Loans portfolio of Financell and Paycell’s increased transaction volume across all services, despite the effect of the yearly inflation.

As a result, total gross profit margin decreased 2.3 percentage points from 23.6% in 2020 to 21.2% in 2021.

c.Administrative expenses

Administrative expenses decreased by 0.3% to TRY 1,769.9 million in 2021 from TRY 1,776.1 million in 2020, mainly due to rise in employee benefits and consultancy was below the yearly inflation. As a percentage of revenues, administrative expenses were almost stable at 2.5% for the year ended December 31, 2021, compared to 2.6% for the year ended December 31, 2020. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in administrative expenses amounted to TRY 692.5 million and TRY 981.6 million in 2021 and 2020, respectively.

Employee benefit expenses increased by 5.0% to TRY 1,191.2 million in 2021 from TRY 1,134.0 million in 2020. As well as the increase in the number of personnel, increase in regular annual increase in wages and salaries were almost in line with the yearly inflation.

Other administrative expenses decreased by 9.9% to TRY 578.7 million in 2021 from TRY 642.1 million in 2020, with the impact of service expenses, collection expenses, despite positive impact of consultancy expenses and maintenance and repair expenses.

d.Selling and marketing expenses

Selling and marketing expenses increased by 6.3% to TRY 3,465.5 million in 2021 from TRY 3,260.3 million in 2020, mainly due to the increase in employee benefit expenses and marketing expenses. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021, included in selling and marketing expenses amounted to TRY 1,355.9 million and TRY 1,801.8 million in 2021 and 2020, respectively.

As a percentage of revenues, selling and marketing expenses was almost stable at 4.9% for the year ended December 31, 2021, compared to 4.7% for the year ended December 31, 2020.

Employee benefit expenses increased by 0.9% to TRY 1,511.4 million in 2021 from TRY 1,498.3 million in 2020. As well as the increase in the number of personnel, increase in regular annual increase in wages and salaries were almost in line with the yearly inflation.

Marketing expenses increased by 17.7%, to TRY 1,429.1 million in 2021 from TRY 1,213.8 million in 2020, mainly due to the increase marketing activities with easing of restriction and higher mobility.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased 38.2% to TRY 522.5 million in 2021 from TRY 845.8 million in 2020. Net impairment losses on financial and contract assets as a percentage of revenues decreased by 0.7 percentage points for the year ended December 31, 2021 from 1.2% for the year ended December 31, 2020. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in net impairment losses on financial and contract assets amounted to TRY 204.4 million and TRY 467.4 million in 2021 and 2020, respectively.

We booked an impairment provision of TRY 1,209.0 and TRY 1,759.6 for the years ended December 31, 2021 and 2020, respectively. The depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f.Other operating income/(expenses)

Other net operating expenses decreased to TRY 1,006.6 million in 2021 from TRY 1,516.1 million in 2020, mainly due to litigation expenses and tax settlements as explained in Note 37 (Commitments and Contingencies), despite the revaluation tax expense as explained in Note 10 to our Consolidated Financial Statements in this annual report on Form 20-F, donation expenses and loss on modification of lease contract. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021 included in other net operating expenses amounted to TRY 393.8 million and TRY 837.9 million in 2021 and 2020, respectively.

g.Operating profit

Operating profit decreased by 8.6% to TRY 8,219.9 million in 2021 from TRY 8,992.7 million in 2020. As a percentage of revenues, operating profit decreased from 12.9% in 2020 to 11.6% in 2021, mainly due to a increase in revenue which was partially offset by the decrease in cost of revenue and other net operating expenses.

h.Net finance income/(costs)

Net finance costs decreased to TRY 3,433.1 million in 2021 from TRY 3,543.6 million in 2020, which was mainly due to higher foreign exchange losses after hedging led by depreciation of Turkish Lira despite higher interest income on time deposits. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2021, included in other net finance costs amounted to TRY 2,484.0 million and TRY 1,662.9 million in 2021 and 2020, respectively.

Finance income increased by 33.3% to TRY 7,020.5 million in 2021 from TRY 5,266.1 million in 2020, mainly due to changes in the fair value of derivative instruments and higher interest income on bank deposits. The increase interest income on bank deposits are mainly due to the increase in interest rates of TRY and increase in time deposits. As of December 31, 2021, the average effective interest rates of TRY, USD and EUR deposits were 27.7%, 1.3% and 0.5% (as of December 31, 2020: 17.4%, 2.8% and 1.8)%, respectively.

Finance costs increased by 61.6% to TRY 13,369.5 million in 2021 from TRY 8,275.0 million in 2020, mainly due to the increase in net foreign exchange losses. Net foreign exchange losses decreased to TRY 11,189.4 million in 2021 from TRY 6,126.9 million in 2020.

Moreover, monetary gain (loss) which arise from IAS 29 implementations amounted to TRY 2,915.8 million and TRY (534.7) million respectively in 2021 and 2020 years. The increase in monetary gain (loss) is due to the net monetary position change and 36.1% increase in inflation for the year ended 2021.

i.Income tax expense

Income tax expense decreased from TRY 919.7 million in 2020 to tax income of TRY 572.3 million in 2021. Deferred tax expense decreased by 25.7% from TRY 818.2 million to TRY 608.0 million in 2021.

The effective tax rate was 11.7% and 16.9% for the years ended December 31, 2021 and 2020, respectively.

With Article 11 of the Law No. 7326 published in the Official Gazette on June 9, 2021, the opportunity to revalue the properties and depreciable assets on the effective date of the law was introduced. The provision of the article can be used until December 31, 2021. These assets will be valued with the Producer Price Index (“PPI”) rate and subject to special tax of 2% which is levied on the surplus calculated as a result of revaluation. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognized in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.

On April 22, 2021, a temporary article is added to the Turkiye’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

Law No. 7532 on amending the Tax Procedure Law and Corporate Tax Law was enacted on January 20, 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the financial statements dated December 31, 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

j.Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests”. Loss allocated to non-controlling interests amounted to TRY 0.1 million for the year ended December 31, 2021, compared to a TRY 5.6 million profit for 2020.

k.Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company increased to TRY 4,330.6 million in 2021 from TRY 4,508.5 million in 2020. For detailed information, please refer to the sections above.

VIII. Effects of Inflation

According to the Turkish Statistical Institute (TurkStat), due to easing in the monetary policy and also high food and energy prices globally, inflation was generally on an upward trend in 2022 and peaked at 85.5% in October and came down to 64.3% in December 2022. The year-end inflation was in line with the latest Medium-Term Program and CBRT expectations survey. High inflation played an important role in the USD/TRY to rise from 13.12 to 18.70 during the year. Expectations for a decrease in inflation for 2023 and 2024 were announced by the government officials. In the latest inflation report by CBRT, inflation is projected to be 22.3% at the end of 2023. For 2024 and 2025, it is expected to be 8.8% and 5.0% respectively. However, expansionary monetary policy and uncertainties caused by the upcoming elections may create an upward pressure on inflation.

Belarus’s inflation ended the year at 12.8%. The highest level in the year was in June with 18.1%. Administrative price controls still continue although they were softened recently. The political relations with Russia and the war between Ukraine and Russia will continue to affect the Belarusian economy. Due to low domestic demand and slowdown of inflation in Russia, inflation in Belarus may decline in 2023. On the other hand, potential increase in the money supply and relatively high level of inflation expectations by the population may cause an upward movement in inflation.

Ukraine’s annual inflation reached 26.6% in December 2022. In order to able to mitigate the devastating economic effects of the war, National Bank of Ukraine (NBU) increased its policy rate to 25.0% from 10.0% in June 2022. Similarly, NBU depreciated Hryvnia against Dollar and fixed USD/UAH at 36,5686 in July 2022. There is an expectation of decrease in inflation after 2022 by NBU. 18.7% for 2023, 10.4% for 2024 and 6.7% for 2025 are expected by NBU. Regardless of the expectations of decline, the main drivers of inflation will be high production costs, particularly of energy and logistics.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, namely Ukrainian Hryvnia, Belarusian Rubles given our operations also in Ukraine and Belarus. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkiye. Additionally, derivative financial instruments such as forward contracts, swap contracts, future contracts and options are used.

The foreign exchange risks in Turkiye as the result of purchases and borrowings in U.S. Dollars, Euros and Chinese Renminbi have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the COVID-19 pandemic and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Additionally, in Belarus and Ukraine, the tools are non-existent or insufficient to hedge foreign exchange rate risks effectively due to restricted, thin and underdeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions.

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

In 2022, after Russia’s invasion of Ukraine, the Ukrainian economy was seriously damaged. It can be categorized as disruption of supply chains, electricity shortage, destruction of production facilities, increase in business costs and lower supply of goods and services. In order to reduce these effects, the government of Ukraine increased the interest rates and fixed the USD/UAH exchange rate in July 2022. It is expected that post-COVID pandemic era and the war will continue the pressure on the exchange rate.

National Bank of Ukraine introduced a new restriction with respect to FX cash owned by companies. Starting from September 6, 2022, FX purchase will be allowed only in case of no FX cash in the current accounts for the companies. It means that we may be required to utilize all FX cash for foreign currency payments instead of accumulating FX as long as the regulation remains in force.

In the current economic environment and considering the aforementioned fragile economic conditions, there is a possibility of volatility in the financial markets both in Ukraine and in Belarus. Furthermore, the post-COVID-19 pandemic era has had, and is likely to continue to have, a material impact on the volatility of global markets.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. Policy makers have implemented numerous new regulations in 2022 regarding the utilization of loans and the usage of derivatives. As a result, the variety of interest rate hedging tools decreased sharply. We are exposed to interest rate risk as part of our total debt portfolio’s dependency on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost, although this might become increasingly difficult to achieve in the context of the COVID-19 pandemic, new regulations from the CBRT, BRSA and other regulations on derivative instruments’ usage, macroeconomic and geopolitical headwinds. A significant portion of our floating FX debt portfolio was hedged through interest rate derivatives in 2022.

a.New Accounting Standards Issued

See Note 2 (Basis of preparation and summary of significant accounting policies) of our Consolidated Financial Statements in this annual report on Form 20-F.

5.B Liquidity and Capital Resources

a.Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020

	TRY million
Net cash inflow from operating activities	25,459.6	38,935.1	21,000.1
Net cash (outflow) from investing activities	(19,042.6)	(17,721.6)	(14,544.9)
Net cash (inflow&outflow) from financing activities	2,067.5	(7,397.3)	(9,954.8)
Net increase in cash and cash equivalents	8,484.5	13,816.2	(3,499.6)
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment	(13,125.1)	(9,728.0)	3,783.6

We consider the subtotal after the adjustments for profit for the period in order to analyze the net cash inflow from operating activities which decreased to TRY 31,565.8 million in 2022 from TRY 43,865.6 million in 2021. The decrease in net cash inflow from operating activities is mainly related to the adjustments for profit (loss) for the period. Furthermore, change in working capital, which decreased to TRY (1,688.7) million in 2022, from TRY 124.8 million in 2021, is mainly due to changes in receivables from financial operations, other non-current liabilities, othe current assets, trade and other payables and trade receivables despite the increase in other working capital, due from related parties and income tax paid. As a result, net cash provided by our operating activities amounted to TRY 25,459.6 million in 2022 and TRY 38,935.1 million in 2021. Main reason of the decrease in the year 2022 from 2021 is the inflation adjustments recognized during the year 2022.

Net cash outflow from investing activities increased slightly to TRY 19,042.6 million in 2022, from TRY 17,721.6 million in 2021. This change is mainly due to cash outflows for acquisition of property, plant and equipment and intangible assets, which decreased to TRY 15,953.3 million in 2022, from TRY 19,056.4 million in 2021, which is partially offset by cash outflow for financial assets that is increased to TRY 4,597.3 million in 2022, from cash inflow TRY 479.0 million in 2021.

Net cash inflow from financing activities for the year 2022 amounted to TRY 2,067.5 million, whereas net cash outflow was TRY 7,397.3 million for 2021. This change is mainly attributable to the decrease in dividends paid to shareholders and the increase in proceeds from issues of loans and borrowings, bonds and repayment of borrowings and bonds. The cash generation from issuance of loans and borrowings increased to TRY 32,250.0 million in 2022 compared to TRY 26,188.0 million in 2021. In addition, we repaid TRY 27,100.0 million of our loans and borrowings in 2022 compared to TRY 25,108.7 million in 2021.

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment mainly comprises of adjustments in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2022 and translation differences.

Year ended December 31, 2021 compared to the year ended December 31, 2020

We consider the subtotal after the adjustments for profit for the period in order to analyze the net cash inflow from operating activities which increased to TRY 43,865.6 million in 2021, from TRY 24,060.2 million in 2020. The increase in net cash inflow from operating activities is mainly related to the adjustments for profit (loss) for the period for the period. Furthermore, change in working capital, which decreased to TRY 124.8 million in 2021, from TRY 2,323.5 million in 2020 is mainly due to changes in other current assets, trade and other payables and receivables from financial services despite increase in trade receivables, long term contract assets and other non-current liabilities. As a result, net cash provided by our operating activities amounted to TRY 38,935.1 million in 2021 and TRY 21,000.1 million in 2020. Main reason of the decrease is the inflation adjustments recognized during the year 2021.

Net cash outflow from investing activities increased to TRY 17,721.6 million in 2021, from TRY 14,544.9 million in 2020. This change is mainly due to cash outflows for acquisition of property, plant and equipment and intangible assets, which increased to TRY 19,056.4 million in 2021, from TRY 15,714.5 million in 2020.

Net cash outflows from financing activities for the year 2021 amounted to TRY 7,397.3 million, whereas net cash outflows were TRY 9,954.8 million for 2020. This change is mainly due to cash inflows for issuance and repayment of loans and borrowings and bonds, which decreased by TRY 1,179.8 million in 2021 from to TRY 8,007.5 million cash outflows in 2020, and cash inflows for derivatives instruments, which decreased to TRY 175.8 million in 2022, from TRY 3,145.6 million in 2021, and cash outflows dividends paid to shareholders increased TRY 5,349.4 million from TRY 1,864.8 million in 2021.

b.Sources of Liquidity

Turkcell had applied to the CMB and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount of up to USD 1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkiye through private placement and/or sales to qualified investors without a public offering. In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of USD 500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% (based on a 5.95% reoffer yield to investors). The bond issuance was completed and the proceeds of the issue were transferred to the Company’s account on October 15, 2015. The notes have since been listed on the official list of the Irish Stock Exchange Euronext Dublin.

On October 23, 2015 we signed two loan agreements with China Development Bank (“CDB”) for an amount of up to EUR 500 million (available for two years), to refinance some of the Group’s existing loans, and for an amount of up to EUR 750 million (available for three years), to finance a part of our procurement requirements from Chinese suppliers in relation to our infrastructure investments. Both loan facilities have a final maturity of 10 years, with semi-annual equal amortization during the last seven years of the loan. The annual interest rate of the loans was EURIBOR+2.20%. The EUR 500 million facility was immediately fully utilized in October, 2015 whereas the EUR 750 million facility was planned to be utilized in the three-year availability period until April 2019. On March 5, 2018 the scope of the EUR 750 million loan facility (of its EUR 690 million unutilized portion by then) was expanded. In this respect, in addition to Turkcell Iletisim Hizmetleri A.S., our subsidiaries Turkcell Superonline, Financell and lifecell will also be able to make drawdowns under the facility. In addition, the amendment authorized the abovementioned borrowers to make drawdowns in U.S. Dollars and CNY besides the original loan currency of EUR. The respective interest rates for USD and CNY loans were set at LIBOR + 2.22% and 5.51% whilst interest rates for EUR loans remained the same (EURIBOR +2.20)%. In June 2019, in order to manage our floating interest rate risk, we entered into an interest rate swap transaction for the USD 75 million portion of this loan. With this transaction, we have fixed the annual interest rate of the respective portion of the loan at 4.07% in USD terms, starting from April 10 - October 10, 2019 up until maturity. As of the end of the availability period of April 2019, we had utilized EUR 550 million equivalent in EUR, USD and CNY currencies out of the EUR 750 million facility and cancelled the remaining EUR 200 million limit. Furthermore, in August 2019, the annual interest rates of the USD and EUR denominated loans, which were LIBOR+2.22% and EURIBOR+2.20%, were revised at LIBOR+2.17% and EURIBOR+2.15%, respectively. The updated rates have been effective from the April 10, 2019 - October 10, 2019 interest period and up until maturity. There have been no changes to the maturity or the repayment terms of the loan. Semi-annual repayments of the EUR 500 million and EUR 750 million facilities have started in April 2019 and October 2019, respectively.

On March 22, 2018, the CMB approved our application with respect to issuing debt instruments with an amount up to USD 750 million or its equivalent in another currency, to be sold in international markets, through private placement and/or sales to qualified investors domiciled outside of Turkiye. Following this approval, on April 11, 2018 we issued a Eurobond with an aggregate principal amount of USD 500 million with a fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity. The notes have since been listed on the official list of the Irish Stock Exchange Euronext Dublin.

On February 25, 2019, we signed a USD 150 million, 10-year semi-annual amortizing export finance facility funded by J.P. Morgan and Swedish Export Credit Corporation (SEK), and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2018 and 2021. The loan consists of three equal tranches, with the first tranche having a total annual cost of LIBOR+2.10% whereas the second and third tranches have a fixed 5.35% total cost per annum. Total cost includes the margin and annualized portions of the EKN premium and upfront fee. During the availability period, we had utilized USD 147 million facility under this agreement and the remaining limit has expired.

On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of three years and one week and its total annual cost will be in the EURIBOR+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to EURIBOR+2.00% or increase to EURIBOR+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, purchased hourly average certified renewable energy and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan agreement. According to new facility agreement, the maturity of the sustainability linked loan of EUR 50 million was extended from May 2022 to December 2026, and the amount was increased to EUR 70 million. Thus, EUR 20 million of additional financing was provided. Repayments will be made in two equal installments per year as of the third year, and the annual total cost of the loan will vary between Euribor + 2.125%-2.325% as of May 2022, depending on the realization of the targets set again within the scope of the agreement. These targets are the share of renewable energy in our company’s electricity consumption, the share of renewable energy production within the company and the annual amount of e-waste collection.

On March 11, 2020, we signed a EUR 50 million Green Loan agreement with ING European Financial Services Plc in order to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan has a maturity of five years and the total annual cost is Euribor+1.95%.

On February 21, 2022, Turkcell Superonline solely utilized CNY 58 million re-discount loan from the CBRT with 179-day term and 4.90% total cost, which matured on August 9, 2022. On August 25, 2022, Turkcell Superonline solely utilized another CNY 89 million re-discount loan from the CBRT with 180-day term and 3.74% total cost, which matured on February 21, 2023.

On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the following five years after the three-year grace period (availability period). The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion. The loan agreement comprises two tranches, each EUR 250 million. The first tranche has been fully utilized in November 2022. The loan balances under subject agreements are CNY 325 million and EUR 210 million as of December 31, 2022.

On December 18, 2020, we signed USD 90 million, 10-year semi-annual amortizing export finance facility funded by ING N.V. and Swedish Export Credit Corporation (SEK) and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2021-2023. The loan agreement comprises three tranches, each with a tenor of 10 years. Each tranche has an availability period of 15 months and the last tranche can be utilized until April 2024. The tranches are to be repaid in semi-annual installments, and the total annual cost of each is 3.04%. Total cost includes annualized portions of the EKN premium and upfront fee. We had utilized USD 55 million facility under this agreement by fully utilizing the first two tranches as of March 2023. Remaining amounts from subject committed lines are USD 35 million from tranche C.

On April 28, 2022, the Turkcell Board of Directors approved the issuance of debt securities in accordance with capital markets legislation by Turkcell in the domestic market, in Turkish Lira terms, at an amount of up to TRY 1.0 billion on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On November 3, 2022, we obtained approval from the CMB for a one-year period and the first issue of TRY 500 million with a 175-day term and 25.50% interest rate was made on November 23, 2022.

On July 12, 2021, the application for the approval to issue lease certificates (sukuk) was made to the CMB, and the approval was obtained on August 9, 2021. The first issue of TRY 100 million under the new issue program was made on November 17, 2021 with a 106-day term and 16.30% interest rate, which matured on March 3, 2022. It was followed by the second issue of TRY 200 million on March 23, 2022, with 85-day term and 17.25% interest rate, and further followed by the third issue of TRY 200 million with an 89-day term and 23.0% interest rate on June 16, 2022.

Following the complete utilization of the previous Turkcell Board of Directors resolution, on June 24, 2022, the Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline to issue lease certificates for an amount of up to TRY 1 billion under the same conditions. On June 22, 2022, an application for the approval of a new issue program for lease certificates was made to the CMB, and the approval was obtained on August 25, 2022. The first issue of TRY 200 million under the new issue program was made on September 13, 2022 with a 91-day term and 19.25% interest rate. It was followed by the second issue of TRY 200 million on December 13, 2022, with 92-day term and 20.75% interest rate. In 2023, Turkcell Superonline has issued lease certificate amounting to TRY 100 million with a 181-day term and 24.0% interest rate on January 5, 2023. On March 15, 2023, another TRY 200 million lease certificate has been issued with 133-day term and 23.00% interest rate.

On August 19, 2021, Turkcell Superonline solely utilized a CNY 50 million re-discount loan from the CBRT with 179-day term and 4.88% total cost, which matured on February 14, 2022. On February 21, 2022, Turkcell Superonline solely utilized another CNY 58 million re-discount loan from the CBRT with 179-day term and 4.90% total cost, which matured on August 9, 2022. On August 25, 2022, Turkcell Superonline solely utilized another CNY 89 million re-discount loan from the CBRT with 180-day term and 3.74% total cost, which is matured on February 21, 2023.

As of February 2023, apart from abovementioned TL issuances, Turkcell Superonline has TRY 1.9 billion short term loans. Besides, there are TRY 1.4 billion short term intra group loans via cash pooling mechanism.

Financell has had a considerable portion in Turkcell group debt balance before August 2018, when the BRSA decreased the maximum number of installments in mobile phone related consumer loans. Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. Long-term foreign exchange funding sources of Financell are a USD 50 million amortizing bilateral loan utilized from J.P. Morgan on March 19, 2018 with LIBOR+1.70% interest rate and fully maturing on March 23, 2023. This loan was sold to Garanti International N.V. in the secondary market in April 9, 2020 by J.P. Morgan. The outstanding balance is USD 7 million as at December 31, 2022. A EUR 24 million loan was utilized on December 22, 2020 from Turkiye Finans Katilim Bankasi with 1.70% interest rate and matured on December 22, 2022. The remainder of the borrowings are local currency loans from Turkish banks and local capital markets. As of December 31, 2022, Financell’s total loan portfolio was TRY 2.5 billion and 5% of this portfolio consists of foreign currency loans TRY 134 million, which are converted into TRY liabilities with cross currency swaps and thus do not carry any foreign exchange risk.

Financell renewed existing CMB approval on December 30, 2021 for issuance of debt securities up to TRY 500 million within one year to be utilized in various amounts and times based on financing needs. The first issue of TRY 200 million under the new issue program was made on June 10, 2022 with a 91-day term and 20.75% interest rate. The second issue of TRY 250 million came on September 9, 2022 with 87-day term and 20.75% interest rate. On August 25, 2022, Turkcell Board of Directors approved a new resolution to allow Financell to issue debt securities for an amount of up to TRY 1 billion under the same conditions. On October 31, 2022, an application for the approval of issuance of debt securities was made to the CMB, and the approval was obtained on December 2, 2022. TRY 250 million under the new issue program was made on December 6, 2022 with 91-day term and 23.50% interest rate, which matured on March 7, 2023. Financell has issued another TRY 250 million bond on March 7, 2023 with 182-day term and 26.00% interest rate.

On January 8, 2021, the Turkcell Board of Directors approved the issuance of management agreement-based lease certificates in accordance with capital markets legislation by Turkcell Odeme through an asset leasing company or a financial institution based in Turkiye. The issuance of up to TRY 200 million must be in Turkish Lira terms with maturities up to 12 months, and be offered in the domestic market in one or more tranches as private placement and/or sold to institutional investors with no public offering. On February 4, 2021, we obtained approval from the CMB for a one-year period. The first issue of TRY 100 million under the subject issue program was made on January 26, 2022 with an 84-day term and 20.00% interest rate. On January 19, 2022, to be able to renew existing CMB approval, the new application of a new issue program for lease certificates up to TRY 200 million was made to the CMB, and the approval was obtained on February 11, 2022. The first issue of TRY 100 million with a 105-day term and 17.25% interest rate was made on April 20, 2022. The second issue of TRY 200 million came on August 3, 2022 with 84-day term and 23.75% interest rate. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB approval, on August 18, 2022, the Board approved a new resolution to allow Turkcell Odeme to issue lease certificates for an amount of up to TRY 1 billion under the same conditions. On August 22, 2022, an application for the approval of a new issue program for lease certificates of up to TRY 1 billion was made to the CMB, and the approval was obtained on September 29, 2022. The first issue of TRY 150 million under the new issue program was made on October 26, 2022 with 98-day term and 20.25% interest rate. It was followed by another issuance of TRY 150 million on February 1, 2023 with 91-day term and 20.50% interest rate.

In September 2021, we re-financed Boyut Enerji’s existing Ziraat Bank loans of which EUR 4.6 million and USD 5.8 million were with new USD 12 million monthly amortizing loan with 2.5% fixed interest and 5 years door-to-door maturity from QNB Finansbank. As of December 31, 2022, existing total loan exposure of Boyut Enerji is USD 13.5 million.

On November 4, 2021, the Turkcell Board of Directors approved the borrowings of lifecell with up to USD 200 million (in UAH and/or FX) with up to a term of 10 years. On November 22, 2022, the Turkcell Board of Directors approved to decrease the borrowing limits of lifecell to USD 150 million on the same conditions. As of December 31, 2022, lifecell has 3.4 billion UAH exposure from domestic banks under subject authorization.

As of February 2023, Turkcell Gayrimenkul has TRY 1.4 billion short term Turkish Lira loans. Besides, there are TRY 290 million short term intra group loans via cash pooling mechanism.

As of January 2023, Kibris Telekom has TRY 245 million loans which consist of three different borrowings from Northern Cyprus local bank market with a maximum of 2 years maturity.

Our borrowings consist of bilateral loans from local and international financial institutions, 144A/ Regulation S Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR+1.60% to LIBOR+2.2% and from EURIBOR+1.9% to EURIBOR+2.3% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 2.6% to 10.90% for the loans denominated in U.S. Dollars, (ii) 1.0% to 10.0% for the loans denominated in EUR, (iii) 13.0% to 38.0% for the loans denominated in TRY, (iv) 10.0% to 21.0% for the loans denominated in UAH, and (v) 3.7% to 5.5% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2023 to 2034. As of December 31, 2022, our borrowings consist of USD 236 million and EUR 668 million based on floating-rate pricing (i.e. LIBOR and EURIBOR), of which USD 175 million and EUR 573 million will still be outstanding as of January 1, 2025. As we understand from what we observe in the market, the Financial Conduct Authority (FCA) plans to phase out LIBOR by the end of June 2023 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR, yet it is expected to remain in force for another period of five years. In January 2022, we have approached financial institutions to replace LIBOR with a new reference rate and discussions are still ongoing. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible.

As of December 31, 2022, TRY loan exposure of Turkcell Group is TRY 8,906.9 million.

We believe we have a strong liquidity position with the cash-equivalent of USD 1.4 billion in hard currencies, which approximately equals our debt service (including principal and interest) due in the next two years, (excluding the consumer finance unit which is a self-financing company thanks to its consumer loan receivables). Beyond that, we currently have a debt service (including principal and interest) amounting to approximately USD 2.0 billion in total between 2025 and 2032.

The ratio of our debt to equity is 81.1% as of December 31, 2022, compared to 92.4% as of December 31, 2021. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, see Note 28 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkiye.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Turkiye. According to our current business plan for the operations in Turkiye, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions and increasingly high inflationary conditions in our markets, as well as strong currency devaluation which increases the cost in TRY of the equipment that we import, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increase the maximum number of installments on mobile phone related loans. We are also facing increased capital needs to finance our technological advancements, infrastructure investments and business expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2022 include dividend payments, quarterly corporate tax payments, capital expenditures, debt service and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2023 will be around 22% on a non-inflationary adjusted basis.

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

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2022.

		Amount of contingent liability expiration per period—
		Remaining commitment
	Total	At
	amount	December 31,		Less than	1‑3	3‑5	Over
	committed	2022	Indefinite*	one year	years	years	5 years

	TRY million
Bank Letters of Guarantee	9,075.7	9,075.7	3,715.6	2,429.8	712.4	1,329.9	888.0
*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2022, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies, financial guarantees provided to subsidiaries and other public organizations amounting to TRY 9,075.7 million. We also provided guarantees to distributors amounting to TRY 748.5 million.

Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2022.

	Payments due by period
		Less than	1‑3	3‑5	After
Contractual Obligations	Total	1 year	years	years	5 years

	(TRY million)
Loans and borrowings(*)	58,502.0	16,867.5	22,529.3	6,934.7	12,170.4
Lease obligations	5,186.4	1,355.8	1,513.9	863.1	1,453.6
Payable in relation to the acquisition of BeST and Boyut Enerji	1,879.2	—	9.3	108.8	1,761.1
Trade and other payables	7,233.5	7,089.3	—	—	144.2
Due to related parties	334.9	334.9	—	—	—
Participating Cross Currency Swap and FX swap contracts	(349.2)	(130.6)	(188.3)	(30.6)	0.3
Total Contractual Cash Obligations	72,786.8	25,516.9	23,864.2	7,875.9	15,529.6

*Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
		Less than	1‑3	3‑5	After
Other Commercial Commitments	Total	1 year	years	years	5 years

	(TRY million)
Purchase obligations	3,927.4	787.7	2,011.1	568.5	560.1
Capital Expenditure	3,417.1	589.9	1,733.2	533.9	560.1

At December 31, 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 3,927.4 million (December 31, 2021: TRY 2,154.2 million). Of this, TRY 3,417.1 million is due to the acquisition of property, plant and equipment.

c.Capital Transactions

In 2020, we have entered into buy-back transactions on our own shares. There were no buy-back transactions in 2021 and 2022. Please refer to “Item 10.B. Memorandum and Articles of Association–III. Capital Structure”, as well as Item 16.E.

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

On June 16, 2022, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,257.8 million (equivalent to USD 72.9 million as of June 16, 2022) from the net distributable profit for the year ended December 31, 2021. This represents a gross cash dividend of full TRY 0,5717157 (equivalent to full USD 0.0331299 as of June 16, 2022) per share. The distribution to shareholders was performed in a single payment on July 26, 2022.

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—II. Dividend Policy”.

5.C Research and Development, Patents and Licenses, etc.

We own a number of patents, utility models, trademarks and industrial designs.

The activities of our technology center, which houses all of our R&D operations in a single location, include the following:

●	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes;
●	Developing network infrastructure strategies in a fast-evolving information-communication technologies world; and
●	Designing short and long-term technology road maps for our operations.

The culture and importance of intellectual and property rights was disseminated throughout the group. In this direction, all processes and solutions developed within the group are handled from this perspective. Turkcell Group has a total of 3,660 national and 230 international patent applications and a total of 988 accepted patents as of the date of this annual report.

5.D Trend Information

a.Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkiye was 68.1%, 66.4% and 65.7% in 2022, 2021 and 2020 respectively, due to our value focus.

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

In the context of the COVID-19 pandemic, we observed a decrease in roaming revenues arising from travel restrictions in 2020. In 2021, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility. In 2022, we saw the trend gradually approached to the pre-COVID-19 era, due to the lifted restrictions.

The situation in Ukraine has led to a decrease in our subscriber base there (although we believe that the decline has not been material as of the time of the filing) and has impeded our ability to access our base stations. No assurance can be given as to the impact of the continuing war and any settlement.

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

Mobile Retail Price Caps

Maximum tariffs (including national and international call and SMS fee, name/title change fee, account takeover fee, MSISDN change fee, SIM card change fee, deactivating fee, detailed billing fee, and directory assistance service fee) are regulated by the Retail Price Cap Regulation adopted by the ICTA and updated every six months. The latest ICTA Board Decision dated September 23, 2022 sets the rates at TRY 1.55 per minute for national voice and TRY 1.11 for national SMS for Turkcell, Vodafone and TT Mobile as of October 1, 2022.

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

SMS Termination Rate of Turk Telekom’s (on its fixed network) is 1.70 kr/SMS.

The glide path of SMS Termination Rates on Turkcell, Vodafone, TT Mobil’s networks are summarized in the table below.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/04/2022	0.8	0.8	0.8
01/01/2023	1.0	1.0	1.0
01/01/2024	1.2	1.2	1.2

iii.Fixed Termination Rates

Since May 2009, Turkcell was paying Turk Telekom TRY 0.0171 (single-transit), TRY 0.0224 (double-transit), TRY 0.0139 (local) per minute. In 2009, termination rates of other fixed line operators (including Turkcell Superonline) were determined as TRY 0.0320 per minute.

The latest ICTA decision regarding FTRs, dated December 14, 2021, sets an IP-based, single fee structure and gradually decreases FTRs as of January 1, 2022. As of January 1, 2024, FTR will be equalized for all operators at the level of 1.47 kr/min. The announced change in FTR levels is expected to have a limited positive effect on our financials (i.e. EBITDA levels).

The glide path of Fixed Termination Rates on Turk Telekom and Other Fixed Operators (including Turkcell Superonline) are summarized in the table below.

	FTR (TRY Kurus)
	TURK TELEKOM
	Single-Transit	Double-Transit	Local	OTHER FIXED OPERATORS
2009-2021	1.71	2.24	1.39	3.2
Current		1.63		2.80
01/01/2023		1.55		2.20
01/01/2024		1.47		1.47

c.Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkiye, we believe that we will be able to finance our current operations, capital expenditures, and debt service and maintain and enhance our network through our operating cash flow, existing committed and non-committed credit facilities. However, we continue to experience difficult pricing and competitive conditions in our operating markets, which we expect will continue. The working capital requirements related to terminal financing and bad debt expenses are managed by our finance company, Financell. We are also facing increased capital needs to finance our technological advancements and infrastructure investments, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2023 will be around 22% on a non-inflationary adjusted basis.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. In particular, our projections may be adversely affected by measures taken by the public and private sectors, both in Turkiye and abroad, in response to the COVID-19 pandemic. Such measures may significantly impact the amount and ways our customers use our networks and other products and services and, in turn, our business and our investment requirements. The COVID-19 pandemic has, namely, resulted in a substantial decrease in international travel, which has had an adverse effect on our roaming services (both inbound and outbound), and has also led to the closure of our stores. If continued for a longer duration, this will result in a material adverse effect on our revenues and liquidity. See “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

d.Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkiye in the last few years. The value of the Turkish Lira against USD continued to decrease in 2022, depreciating by 28.7% in 2022 compared to deprecation of 44.3% in 2021. Ukraine Hryvnia depreciated sharply against USD by 25.4% in 2022 compared to depreciation of 3.6% in 2021. In Belarus, the Belarusian Ruble depreciated against USD by 6.9% in 2022 in contrast with appreciation by 1.2% in 2021. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus, as well as ongoing military actions in Ukraine and the measures adopted, or that may be adopted, by other countries in response to these events, may lead to further impairments in the values of certain of our assets in the future.

5.E Critical Accounting Estimates

a. Derivative Instruments and Hedge Accounting

Derivative instruments are initially recognized at their acquisition cost, which reflects their fair value at the contract date, and are carried at their fair value in the following periods. The derivative instruments of the Company mainly consist of structured cross currency swap contracts, cross currency/interest swap contracts, foreign currency swap contracts and forward foreign currency transactions. The fair value of interest rate and currency swaps is calculated as the difference between the risk-free investment rate of the legs in the swap cash flow and the CBRT rates and their discounted values. The fair value of option transactions is determined by using option pricing models.

b.Annual Impairment Assessment

The group annually evaluates whether there is any indication that an asset is impaired. If such an indication exists, the recoverable amount of that asset is determined by its fair value less costs to sell. If the recoverable amount of the asset or any cash-generated unit to which the asset belongs exceeds its carrying amount, no impairment loss is recognized. As of December 31, 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed using the assumption that Lifecell was the cash generating unit (“CGU”). As of December 31, 2022, the recoverable amount of Lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. The amendment to our Articles of Association, details of which will be provided below, mandates a Board of Directors containing nine members. Members of our Board of Directors are generally appointed for a term of three years. The CMB has a statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely.

At the annual general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company, changing the board of directors’ structure and functioning. Thus, the Board of Directors’ size has increased from seven members to nine members, and an option to attend the Board meetings by electronic means as per Article 1527 of Turkish Commercial Code and the Communiqué on Electronic Meetings Held in Commercial Companies, Other Than General Assembly Meetings of Joint Stock Companies has been introduced. Furthermore, meeting and decision quorums have been amended, allowing the Board of Directors to convene with the presence of a minimum of five members and resolve by the affirmative votes of at least five members present at the meeting. Furthermore, as the holder of Group A shares of the Company, our main shareholder TWF has the right to appoint a total of five of the nine members of our Board of Directors (excluding independent board members), including its Chairman, thereby effectively giving TWF control of our Board of Directors. Please see Item 10.B “Memorandum and Articles of Association” for further details.

At the annual general assembly meeting held on April 15, 2021, Bulent Aksu, Figen Kilic, Huseyin Aydin, Tahsin Yazar and Senol Kazanci, which were proposed by our main shareholder TVF BTIH within the scope of privileges which are given by the AoA, were elected as members of Board of Directors for a period of three years. Afif Demirkiran, Nail Olpak, Huseyin Arslan and Sir Julian Michael Horn-Smith which were proposed by TVF BTIH, were elected as board members, the first three of whom being independent with the consent of the CMB for a period of three years. Bulent Aksu was re-elected as the Chairman of the Board of Directors at the Board of Directors meeting on April 28, 2022. On June 9, 2022, Mr. Huseyin Aydin resigned from the Board of Directors, Mr. Nail Olpak was appointed in lieu of Mr. Huseyin Aydin. On June 14, 2022, Mr. Serdar Cetin was appointed as an independent director to the Board of Directors and it was approved on June 16, 2022 by the General Assembly.

As of April 17, 2023, our Board of Directors had the following members:

Name	Appointed to the Board of Directors
Bulent Aksu (Chairman)	April 15, 2021
Figen Kilic	April 15, 2021
Tahsin Yazar	April 15, 2021
Senol Kazanci	April 15, 2021
Sir Julian Michael Horn-Smith	April 15, 2021
Afif Demirkiran	April 15, 2021
Nail Olpak	April 15, 2021
Serdar Cetin	June 14, 2022
Huseyin Arslan	April 15, 2021

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of April 17, 2023.

Name	Office
Murat Erkan	Chief Executive Officer
Kamil Kalyon	Executive Vice President— Finance (CFO) (Acting)
Izzet Serhat Demir	Executive Vice President— Legal and Regulation
Kadri Ozdal	Executive Vice President—Consumer Sales
Ceyhun Ozata	Executive Vice President—Corporate and Residential Sales
Fatih Alper Ergenekon	Executive Vice President—Marketing
Atac Tansug	Executive Vice President—Digital Services and Solutions
Serkan Ozturk	Executive Vice President—Information and Communication Technologies and Digital Transformation
Aziz Gediz Sezgin	Executive Vice President—Network Technologies
Huseyin Cakmak	Executive Vice President—Human Resources (Acting)
Ali Turk	Executive Vice President—Supply Chain Management
Mehmet Akif Konar	Executive Vice President – Strategy

III. Biographies

a.Current Board Members

Bulent Aksu, born in 1974, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in March 2019 and re-elected at the Ordinary General Assembly Meeting on April 15, 2021. Bulent Aksu has 26 years of managerial experience in finance, accounting, tax and management fields in various sectors including telecommunications, energy, petrochemicals, textiles and audit. He began his career at Inspection Board of Kuveyt Turk A.S. as an Auditor, and then undertook Finance Manager and Group Finance Director roles, respectively at Calik Holding in 2003. Between 2008 and 2012, he served as CFO at Akfel Group. Mr. Aksu undertook CFO role at Azerbaijani National Oil and Gas Company’s (SOCAR) subsidiaries Petkim Petrokimya Holding A.S. and STAR Rafineri A.S., respectively from 2012 to 2016. Bulent Aksu carried out numerous mergers and acquisitions transactions in various industries, and actively managed financial transactions including project financing and bond issuance in international and domestic markets. He led the completion of the financing agreement of USD 3.3 billion with 18 years maturity signed between 23 local and international financial institutions and STAR Rafineri, one of the most prominent industrial investments of our country. This agreement had been the top project financing transaction made in Turkiye to that date in terms of amount and maturity. Bulent Aksu served as CFO of Turkcell from July 20, 2016 to July 17, 2018. Mr. Aksu made valuable contributions to Turkcell having implemented international practices enabling Turkcell to become an exemplary company of our country in terms of balance sheet and FX risk management along with his innovative solutions to funding investments. In 2016 and 2018, Mr. Aksu was voted among the top 50 most influential CFOs in Turkey by the Fortune Turkey magazine. Mr. Aksu served as Deputy Minister for the Ministry of Treasury and Finance between August 3, 2018 and January 29, 2021. He served as a Board Member of Turk Telekomunikasyon A.S. from November 2018 to March 2019. Bulent Aksu served as a member of Turkcell Board of Directors between March 2019 and March 2020. Between May 2019 and February 2021, he served as the Chairman of Board of Directors of Turk Eximbank. Mr. Aksu was appointed as the Chairman of Turkcell’s Board of Directors effective as of March 12, 2020. Mr. Aksu represented our country as Sherpa at the G20 summit in 2018, and as Turkey Governor at the Asian Development Bank (ADB) and the African Development Bank (AfDB); Turkey Deputy Governor at the World Bank (WB), European Bank for Reconstruction and Development (EBRD) and Asian Infrastructure Investment Bank (AIIB); as Turkey Executive Director at Islamic Development Bank (IsDB) between August 2018 and January 2021. Bulent Aksu graduated from Istanbul University Faculty of Business Administration (English) in 1996.

Figen Kilic, born in 1970, was first appointed to the Turkcell Board of Directors by the Board of Directors decision in January 2021 and re-elected at the Ordinary General Assembly Meeting on April 15, 2021. Figen Kilic graduated from Selcuk University, Electrical Electronics Engineering department and received her Master’s Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kilic also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kilic, started her career as technical translator in Ihlas Group, before moving to Istanbul Municipality BELBIM A.S. in 1995 for a lengthy period, working on payment projects as R&D engineer, Project Coordinator and R&D Manager. In 2010, she transferred to E-Kent Odeme Sistemleri A.S. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Turkey. In 2014, Figen Kilic worked in Mobile Payment and M2M & IoT teams at Turkcell Iletisim Hizmetleri A.S. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Turkey as its first women board member. Kilic became the vice president of the board in 2018. After her term in office ended in 2019, she acted as Service Delivery General Manager of the Republic of Turkey Ministry of Family, Labor and Social Services.

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

Sir Julian Horn-Smith, born in 1948, was appointed to the Turkcell Board of Directors at the Ordinary General Assembly Meeting on April 15, 2021. He graduated from London University with a B.Sc. Hons in Economics. He completed his master’s degree in Business Administration (M.Sc.) at Bath University and in 2010 was also awarded a DLL Hon. He served as Pro-Vice-Chancellor at Bath University for 8 years. He has held various senior positions at Vodafone Group since its foundation in 1984. He served as the CEO of Vodafone International between 1988 and 2006. Sir Julian also served as Vodafone Group’s COO for six years where he was a main Board Director. He also served as a member of the Board of Directors and Risk Committee of Lloyds Banking Group, and Advisor to the Chairman of Etisalat. He was appointed to the Turkcell Board of Directors on April 15, 2021. Sir Julian was honoured with a Knighthood by HM The Queen for services to International Telecommunications in 2004. In addition to his position at Turkcell, Sir Julian is also The Chairman of eBuilder AB (Sweden) and a Senior Advisor at Viasat (U.S.). He is also a Non-Executive Director of Digicel Group. He works as a Senior Advisor at AlixPartners (U.S. Consultancy) and until December 2021 as a Senior Advisor at UBS Investment Bank. Sir Julian has served on a number of public company boards including Smiths Group Engineering, Lloyds Banking Group, Sage Group (Software), China Mobile and Verizon Wireless (U.S.).

Afif Demirkiran, born in 1952, was first appointed to the Turkcell Board of Directors as independent board member by decision taken by the CMB in March 2020. Afif Demirkiran graduated from Mining Faculty of Istanbul Technical University in 1973. Later he studied engineering and had master’s degree at the Leeds University in UK. He served as an executive in Etibank, as Head of Foreign Investment Department at the Undersecretariat of State Planning Organization, as General Manager of Foreign Investment Directorate at the Undersecretariat of Treasury, as a Board Member of Eregli Iron and Steel Inc. and Sumerbank A.S., as various executive positions in private sector companies, as General Manager and Chairman of Turkish Electricity Generation and Transmission Company (TEAS), and as General Manager of Vakif Enerji ve Madencilik A.S.. Being active in politics since 2002, Afif Demirkiran served as Batman Deputy in the 22nd, and Siirt Deputy in the 23rd and 24th periods of the Grand National Assembly Turkey. In the 22nd period, he also served as a member of the State Economic Commission for Enterprises, member of Turkish Group OSCE PA and member of the Turkey-EU Joint Parliamentary Commission. In the 23rd and 24th periods, he was the President in the Turkey-EU Joint Parliamentary Commission. In the 22nd, 23rd and 24th periods, he served as the Chairman of Turkey-Spain Inter-Parliamentary Friendship Group. In the 24th period, he also was the Deputy Chairman of Turkey-Pakistan Inter-Parliamentary Friendship Group. Since 2016, he has been the Deputy Chairman of Foreign Affairs Directorate of Justice and Development Party.

Nail Olpak, born in 1961, was first appointed to the Turkcell Board of Directors as independent board member by Capital Markets Board Decision, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Nail Olpak was re-elected as a member of the Turkcell Board of Directors. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master’s degree in the field of Energy. Mr. Olpak serves as the Chairman of the Board of NORA Elektrik AS and PAK Yatirim AS and as the board member of companies in which these companies have shareholdings. As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEIK, Board Member of Export Credit Bank of Turkey (TURK EXIMBANK), Board Member of Turkcell, Board Member of Istanbul Development Agency (ISTKA), Member of High Advisory Board of MUSIAD, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of Istanbul Chamber of Commerce (TUGEV), Member of Founders Board of Ilim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (IGETEV), Member of the Board of Trustees of the Foundation for the Support of Istanbul Medeniyet University. Nail Olpak also served as the 5th Period Chairman of MUSIAD (Independent Industrialists and Businessmen’s Association) and the Chairman of MUSIAD High Advisory Board, Council Member of B20 Steering Committee of Turkey, Council Member of ITO (Istanbul Chamber of Commerce), Board Member of IDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Turkey Silicon Valley. Nail Olpak was granted the title of Honorary PhD in the branch of International Relations by Ahi Evran University and Mehmet Akif Ersoy University.

Huseyin Arslan, born in 1968, was appointed to the Turkcell Board of Directors as independent board member at the Ordinary General Assembly Meeting for 2020, held on April 15, 2021. He graduated from Middle East Technical University, Department of Electrical and Electronics Engineering in 1992. He completed his master’s degree in 1995 and his doctorate in 1998 at the Southern Methodist University Electrical Engineering Department. Huseyin Arslan worked as research engineer at Ericsson, consultant at Anritsu Company, and held Membership of TUBITAK Science Board and ULAK A.S. and he has also won numerous national and international scientific awards. Huseyin Arslan, who joined the Department of Electrical Engineering at the University of South Florida in August 2002, started working as the founding dean to establish the Faculty of Engineering at Istanbul Medipol University in 2013. Huseyin Arslan served as a consultant to many domestic and international companies and organizations such as Anritsu, Turksat, Savronik and TUBITAK. Having over 100 United States Patent and Trademark Office’s (US) patents and applications, more than 10 patents of Prof. Dr. Arslan have been licensed. He is working as the Dean of the Faculty of Engineering and Natural Sciences of Istanbul Medipol University and the manager of the “5G and Beyond Research Laboratory”.

Serdar Cetin, born in 1977, was appointed to the Turkcell Board of Directors as independent board member at the Ordinary General Assembly Meeting for 2021, held on June 16, 2022. He is graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management in Paris with a major in strategic management. Serdar Cetin has served at the board of Play Group from July 2007 till November 2020. He was a management board member of Play (P4 Sp.zo.o.) from its inception (July 2005) till October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Cetin was a board member of Turknet Iletisim Hizmetleri A.S. and its then parent company NetOne Holdings S.a.r.l., between 2007 until April 2013. He served as a board member or board observer in several telco or technology companies including Machinezone, which is now acquired by Applovin (USA), Netia (Poland), Forthnet (Greece) and Be* Unlimited (UK). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Cetin is a board member of WOM S.A. Chile since July 2015. Additionally, he is a partner of Novator Partners LLP, a London based investment advisory firm. Prior to joining Novator, Mr. Cetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London.

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

Kamil Kalyon, born in 1974, began his professional career at the Ernst & Young Turkiye (EY) Tax department in 1996. During his twelve-year career at EY, he took part in many strategic projects, ultimately holding the position of Senior Manager. Between 2008 and 2012, he worked as the Finance Director in Kont Bilisim Group operating in the information technologies sector. He entered OMV Petrol Ofisi A.S. as Tax Director in 2012 where he remained for four years. Kamil Kalyon joined Turkcell Iletisim Hizmetleri A.S. as Tax and Group Reporting Director in December 2016 and has been working as the Financial Planning and Analysis Director at our Company since February 2021. Kamil Kalyon graduated from the Marmara University Department of Business Administration, and holds the titles of Sworn-in Certified Financial Advisor and Independent Auditor.

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

Kadri Ozdal, born in 1974, was appointed as the Executive Vice President of Consumer Sales on September 26, 2019. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. He then joined Turk Telekom and held positions in sales development, channel optimization and management functions. He served as sales development director and then as CSO from 2011 to 2012. Between 2012 and 2016, Kadri Ozdal took part in foundation and management of n11.com which is one of the largest e-commerce platforms in Turkey and held CSO role. In February 2016, he joined Turkcell as Alternative Sales Channels Director and managed non-exclusive and digital sales channels. He lastly served as Retail Channels Sales Director. Kadri Ozdal graduated from Dokuz Eylul University, Faculty of Economics and Administrative Sciences, Department of Public Administration.

Ceyhun Ozata, born in 1974, was appointed as the Executive Vice President of Corporate and Residential Sales on September 26, 2019. He started his professional career at Reuters and worked as a Customer Advisor from 1995 to 1996. He held Assistant Manager of Customer Operations role at Superonline from 1996 to 1999. He served as a CRM and Product Management Manager at IXIR AS from 1999 to 2001. Starting from 2002, Ozata held Project Manager, Online Sales Manager, CRM & Direct Sales Director, and Marketing Director positions at Turkcell Superonline. From 2008 to 2015, he served as the Vice President of Retail Sales at Turkcell Superonline which accelerated fiber infrastructure investments. Lastly, starting from 2015, he served as the Sales Director of Turkcell Residential and Small Medium Enterprises. Ceyhun Ozata graduated from Bogazici University, Department of Electronics.

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

Serkan Ozturk, born in 1976, was appointed as the Executive Vice President of Information and Communication Technologies in September 2015. Between 2017 and 2019, he also served as the Executive Vice President of Customer Experience in addition to his existing role. On August 18, 2022, he was appointed as the Executive Vice President for Digital Transformation in addition to his existing role. Serkan Ozturk joined Turkcell in 2000 as a Project Supervisor. He worked as project supervisor and manager at Turkcell Project Management Office between 2000 and 2009. He served as Chief Information Technologies Officer in life-Ukraine between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. From 2011 to 2015 he served as Turkcell Customer Relations Management and Business Intelligence Solutions (CRM & BIS) Director. Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Aziz Gediz Sezgin, born in 1966, joined Turkcell as a Network Engineer in 1995. In October 2015, he was appointed as the Executive Vice President of Network Technologies. Previously, he served as Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function such as Turkcell Superonline Chief Technology Officer. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University Electronics and Communication Engineering Department and received his Master’s Degree and PhD from the same university.

Huseyin Cakmak, born in 1978, has been the acting Executive Vice President of Human Resources since November 24, 2022, which become vacant after Mr. Ali Riza Esmen who has been serving as Executive Vice President of Human Resources of our Company since September 1, 2021. He graduated from Anadolu University, Department of Political Science and Public Administration in 2003, and completed his master’s degree in Management Science at Kocaeli University, Department of Political Science and Public Administration in 2006. He started his career in the family company as Sales Operations Executive in 2003 and performed until 2006. In 2007, he attended Yildiz Holding Human Resources Organization and respectively acted as; Human Resources Manager of the Packaging, IT and Real Estate Group Presidency between 2007-2011; Human Resources Manager of the Food and Beverage Group Presidency between 2011-2015; Human Resources Group Manager of the Retail Group Presidency between 2015-2019. After acting as the Human Resources Group Director and Member of Executive Board at Aydem Holding between 2019-2020, he joined Turkcell in August 2020 as the Employee Experience and Talent Recruitment Director.

Ali Turk, born in 1977, joined Turkcell as the Senior Vice President of Supply Chain Management in May 2016. He was appointed as the Executive Vice President of Supply Chain Management in March 2017. Mr. Turk started his career at Basak Hayat Sigorta in 1999. From 2002 to 2007, he held various managerial positions responsible for logistics planning, warehouse, and supply chain management processes at Ulker Group companies. From 2007 to 2011, he worked at Ceva Lojistik as Warehouse and Value-Added Operations Group Manager. Mr. Turk joined Turkish Airlines in 2011 as Cargo Operations Vice President. He was appointed as Turkish Airlines Cargo Operations President in 2012. Ali Turk graduated from Istanbul Technical University Industrial Engineering Department and completed Executive MBA program of Istanbul Technical University.

Mehmet Akif Konar, born in 1973, joined Turkcell as the Executive Vice President for Strategy on September 1, 2021. Starting his career in 1995, Konar worked as a Specialist at Belbim A.S., as Application Specialist at Vestel Group of Companies, and System Development Manager at Opet Petrolculuk A.S, respectively. Between 2004 and 2013, Konar served as Production Planning Manager, Investment Planning and Projects Manager, America and Far East Regional Manager, Production Planning Head, Marketing and Sales Head at Turkish Airlines, respectively. He assumed the role of Chief Commercial Officer in the company between 2013 and 2021. Mr. Konar also served as an Audit Comitee Member and as a Board Member at SunExpress and as a Board Member at TCI Turkish Cabin Interior Inc.. He completed his undergraduate and graduate studies in Management Engineering at Istanbul Technical University.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of Board of Directors was set at a net of TRY 56.0 thousand, effective from the month following the General Assembly and during their terms of duty. It was resolved to pay the same compensation amount in the General Assembly Meeting held on June 16, 2022. In 2022, each Board member received a monthly net total of TRY 56.0 thousand in compensation, including the Chairman.

For the year ended December 31, 2022, we provided, paid and accrued an aggregate of TRY 154.1 million to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 154.1 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016. As of December 31, 2022, since the financial performance conditions haven’t been met, the Group recognized no expenses regarding this plan compared to TRY 0 in 2021, TRY 3.8 million in 2020 and TRY 6.2 million in 2019. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is USD 40 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Turkiye Sigorta A.S., an insurance company in Turkiye. The policy expired on October 1, 2022, and we renewed until October 1, 2023, with the same limit and conditions offered on the previous policy.

6.C Board Practices

For more information on our directors and the period during which each director has served on the board, see “Item 6.A. Directors and Senior Management”.

Committees of the Board of Directors

a.The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Serdar Cetin, Mr. Afif Demirkiran and Mr. Huseyin Arslan. Mr. Huseyin Arslan is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

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

The current members are Mr. Serdar Cetin, Mr. Senol Kazanci, Mr. Ali Serdar Yagci, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance and Capital Markets Compliance Director. Mr. Serdar Cetin is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Mr. Ali Serdar Yagci were re-appointed as the members of the Corporate Governance Committee on June 21, 2022 by a CMB Communiqué requirement.

c.The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Huseyin Arslan, Mr. Bulent Aksu and Ms. Figen Kilic. Mr. Huseyin Arslan is the Chairman of the Candidate Nomination Committee.

d.The Remuneration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members are Mr. Nail Olpak, Mr. Bulent Aksu and Mr. Huseyin Arslan. Mr. Huseyin Arslan is the Chairman of the Remuneration Committee. The Board also adopted the Remuneration Committee’s Charter and approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board and posted on our website. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

e.The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. Current members are Mr. Afif Demirkiran, Ms. Figen Kilic and Mr. Tahsin Yazar. Mr. Afif Demirkiran was elected as the Chairman of the Early Detection of Risk Committee.

On January 28, 2016 the Board has adopted new charters relating to all of the above-mentioned committees.

f.The Strategy and Digitalization Committee

As per the Turkish Commercial Code Article 366 (2), the Strategy and Digitalization Committee has been established on February 17, 2022, and the primary objective of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by providing advice in relation to strategy, digitalization and effectiveness frameworks within Turkcell. The decisions of the Committee, which will report to the Board of Directors, will be advisory. Current members are Mr. Afif Demirkiran, Mr. Bulent Aksu, Mr. Serdar Cetin, Mr. Serkan Ozturk (Executive Vice President—Information and Communication Technologies) and Mr. M. Akif Konar (Executive Vice President – Strategy). Mr. Afif Demirkiran was elected as the Chairman of the Strategy and Digitalization Committee.

6.D Employees

The following table sets forth the number of employees by activity employed by us at December 31, 2022, 2021 and 2020.

Turkcell	2022	2021	2020
Board of Directors Office	29	30	30
Group Internal Audit	45	56	55
Legal & Regulation	132	139	150
Finance	276	279	277
Strategy	19	14	11
Marketing	164	167	192
Network Technologies	1,035	1,131	1,181
Digital Services & Solutions	71	75	78
Information & Communication Technologies	423	452	450
Human Resources	197	213	220
Supply Chain Management	145	164	167
Corporate & Residential Sales	454	760	810
Consumer Sales	297	325	311
Turkcell Superonline International & Wholesale Management(1)	41	42	41
Corporate Communications and Sustainability(2)	32	35	34
Internal Control and Continuous Management	50	46	20
Turkcell Energy Solutions	—	1	1
Subtotal	3,410	3,929	4,028
Subsidiaries
Turkcell Global Bilgi	15,837	17,347	16,322
lifecell	1,026	952	994
BeST	389	392	400
Global Bilgi LLC	632	828	848
Turkcell Superonline	19	23	20
Turkcell Teknoloji	1,054	1,244	1,179
Kibris Telekom	197	192	197
Others(3)	1,231	731	687
Subtotal	20,385	21,709	20,647
Total	23,795	25,638	24,675
(1)	As of July 2021, the name of International & Wholesale Management was changed to Turkcell Superonline International & Wholesale Management.
(2)	As of March 2022, the name of Corporate Communications was changed to Corporate Communications and Sustainability.
(3)	Others include the following subsidiaries: Global Tower, UkrTower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji, Lifetech, Sofra, Paycell LLC, Beltower, Financell, Turkcell Sigorta, BiP B.V., Lifecell Dijital, Lifecell Muzik, Lifecell Bulut, Lifecell TV, Atmosware Teknoloji, Boyut Enerji, Digital Services & Solutions, Turkcell Dijital, Dijital Egitim and Turkcell Dijital Sigorta.

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

Starting in the first month of 2020, all employees receive net salary instead of gross salary. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). In 2022, salaries of employees were raised twice a year due to accelerated inflation. We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Starting from January 2016, we have launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan were deserved to be paid for 2019; the performance in 2020, 2021 and 2022 did not meet the criteria. For 2019, the cash equivalent of 736,918 shares in total was paid in March 2020 as the first installment. The second installment was paid in the cash equivalent of 640,303 shares in total in February 2021. There was no entitlement as a third installment of 2019 since the performance criteria haven’t been met.

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

6.E Share Ownership

Based on reporting made to us on April 17, 2023, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 1,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing 100% of our Company’s capital. This information is current as of April 17, 2023, based on the information provided by the Central Securities Depository of Turkiye and company share register.

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

For additional details regarding the voting rights, see “Item 10.B.III.d. Capital Structure—Voting Rights”.

			Percent of	Percent of
	Nominal TRY	Percent of	Group A	Group B
	Value of	Shares	Shares	Shares
Name and Address of Owner	Shares Owned	(%)	(%)	(%)
TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.(1)	576,400,000.24	26.20%	15.00%	11.20%
Ortakoy Mah. Muallim Naci Cad.
Vakifbank Apt. No: 22
Besiktas/Istanbul
IMTIS Holdings S.à r.l.(1)	435,600,000.00	19.80%	—	19.80%
19 rue de Bitbourg
L‑1273
Luxembourg
Shares Publicly Held(2)	1,187,999,999.76	54.00%	—	54.00%
Total	2,200,000,000.00	100.00%	15.00%	85.00%
(1)	In October 2020, TWF, the wealth fund of the Republic of Turkiye, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are owned by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which LetterOne Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.
(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. According to an announcement made by Silchester International Investors LLP on Borsa Istanbul’s Public Disclosure Platform on February 2, 2023, it held 4.80% of our publicly held shares. As of April 17, 2023, we do not have further information about the shareholding status of Silchester International Investors LLP.

Acquisition by TWF

On June 17, 2020, certain of the Company’s direct and indirect shareholders and Turkiye Varlik Fonu, the wealth fund of the Republic of Turkiye (“TWF”), acting through its management company, Turkiye Varlik Fonu Yonetimi A.S., issued press releases with respect to a series of agreements signed amongst them and certain of their related parties, including TVF BTIH and Ziraat Bankasi.

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

As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and the Group A shares owned by TWF are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favor of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

As of April 17, 2023, Turkcell had 78,251,634 ADRs outstanding held by 63 registered ADR holders. To the best of our knowledge, as of December 31, 2022, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2022, see Note 38 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint PwC Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PwC Turkiye) as the independent audit firm to audit our consolidated financial statements for the year 2022. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on June 16, 2022.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 37 (Commitments and Contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F. This includes material disputes such as the dispute with the Turkish tax authorities regarding the Special Communication Tax, disputes regarding the Law on the Protection of Competition and a dispute with the ICTA regarding the investigation of R&D Obligations (covering 2013-2016 and 2016-2017), the investigation on 3G and 4.5G Service Quality Obligations, the investigation on Directory Assistance service and Fizy service and the investigation on refunds as well as various other matters.

II. Dividend Policy

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

On June 16, 2022, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,257.8 million (equivalent to USD 72.9 million as of June 16, 2022) from the net distributable profit for the year ended December 31, 2021. This represents a gross cash dividend of full TRY 0,5717157 (equivalent to full USD 0.0331299 as of June 16, 2022) per share. The distribution to shareholders was performed in a single payment on July 26, 2022.

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

Foreign-based taxpayers, natural persons and corporations are subject to 0% tax from capital gains. See “Item 10.E Taxation”.

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

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on October 21, 2020, at the Ordinary General Assembly, we are incorporated primarily to provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorization Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

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

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of Board of Directors was set at a net of TRY 56.0 thousand, effective from the month following this General Assembly and during their terms of duty. It was resolved to pay the same compensation amount in the General Assembly Meeting held on June 16, 2022. In 2022, each Board member received a monthly net total of TRY 56.0 thousand in compensation, including the Chairman.

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

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkiye and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communiqué numbered II 17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate in the relevant board meeting. The CMB further took a decision, published in its weekly bulletin on January 27, 2016, according to which the provision of any guarantees and pledges, including mortgages by non-public affiliates in favor of their public parent company, does not conflict with Article 12.

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkiye and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision, published in its weekly bulletin on January 27, 2016, according to which the provision of any guarantees and pledges, including mortgages by non-public affiliates in favor of their public parent company, does not conflict with Article 12.

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

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The authorization for the ceiling of registered capital granted by the CMB, is valid for the years 2020 through 2024. After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increases, to obtain the authorization of the General Assembly by also obtaining the CMB’s permit for a new ceiling amount to be valid for a term of up to five years. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

In parallel with the Capital Markets Law, the Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual upper limit should be determined by the general assembly. The most recent upper limit was approved by General Assembly of our Company held on June 16, 2022. Accordingly, for the year 2022, this limit is set up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations. Following the earthquake disaster on February 6, 2023, the CMB by its decision 8/174 dated February 9, 2023, allowed public companies to make donations above this upper limit by a board decision on the condition that donations thus made must be approved by the next upcoming general assembly. On February 16, 2023, our Board has resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TRY 3.5 billion to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kizilay”) and/or other institutions and organizations announced by mentioned agencies. In line with the above mentioned CMB decision, money or in nature or any other benefit transfers from the donation fund will be made on a need basis and will be presented to shareholders for approval at the first General Assembly meeting to be held where shareholders will be comprehensively informed about the details.

Dividends are payable by transfer to the account of the shareholders with a bank in Turkiye corresponding to the relevant portion of their shares. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

Group A shares of Turkcell refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell (“Group A Shares”). Group B shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell (“Group B Shares”). Privilege hereunder means in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the general assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to voting rights in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell. As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and that the Group A shares owned by TWF Group are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favor of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

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

Concerning registration of share transfers, the Company will take into account the Central Securities Depository of Turkiye’s data without requiring any application from the interested parties. Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company’s Articles of Association and such article was approved at the Ordinary General Assembly Meeting on April 29, 2005. The temporary article reads as follows:

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

Decree 32 on the Protection of the Value of the Turkish Currency issued in August 1989, as amended from time to time, provides that persons not resident in Turkiye may purchase and sell our shares, provided that such purchase is affected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Turkiye may transfer such shares only on the BIST. This requirement does not apply to transfers of ADSs.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communiqué on Public Disclosure of Material Events (II-15.1). Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they fell below or exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communiqué II.15.1 (which was published in the Official Gazette dated November 17, 2018 and No. 30598) in cases where the relevant shareholders’ share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Turkiye (“MKK”) will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i) by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK, the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 5,000,000 (TRY 1,000,000 for 2022), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54. The Company’s internal public disclosure rules and procedures have also been adopted by the Board in accordance with the Communiqué II-15.1 as amended on February 10, 2017.

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

The Communiqué Amending the Communiqué on Tender Offer No. II-26.1 (II-26.1.c) entered into force on October 16, 2021 through publication in the Official Gazette. The said Communiqué covers, among others the main following topics: i) persons benefiting from tender offers; ii) events where the mandatory tender offer is not triggered and; iii) mandatory tender offer price and process. With the Communiqué, in addition to the abovementioned exemptions, the mandatory tender offer obligation will also not be triggered in the following cases: (a) triggering of squeeze-out and sell-out rights as a result of gaining management control; (b) in the case of capital increases where preemption rights have not been restricted, change of management control through acquisition of shares by the existing shareholders; (c) gaining management control unintentionally due to reasons, which are listed under the Communiqué. The abovementioned case which was introduced with the modification dated February 27, 2015, where a mandatory tender offer will not be triggered is expanded to include capital increase. Additionally, intragroup share transfers are also included in the exceptions.

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

On February 25, 2020, Law No. 7222 “Amending the Banking Law and Certain Other Laws” limited the persons that can bid their shares in tender offers to existing shareholders by the tender offer’s public disclosure date. Furthermore, the CMB published a new Communiqué in January 2021 regulating the squeeze-out and sell-out rights, which complements the amendments made to the Turkish Capital Markets Law in February 2020. Namely, the CMB, among others, declared that the following cases do not trigger squeeze-out and sell-out rights:

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

g. Free Float Definition Rules

54.0% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of April 17, 2023 was 1,186,770,128 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Turkiye in accordance with the CMB’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.94%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

h. Trading Rules

As per the Borsa Istanbul A.S. Equity Market Directive, the requirements for companies for their shares to be traded in the category called BIST Stars as of April 3, 2023 are as follows:

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

Any decrease in our share capital requires an amendment to our Articles of Association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Turkiye.

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

On February 14, 2023, the CMB has consolidated its previous announcements/decisions in its new decision numbered 9/177. Within this framework, public companies may again be authorized to conduct share buy-backs (exceeding the limit restricting buy backs up to 10% of the share capital is also allowed) upon the resolution of board of directors, and seeking the approval of the shareholders will not be necessary.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information” and Note 37 (Commitments and contingencies) to our Consolidated Financial Statements in this annual report on Form 20-F.

10.D Exchange Controls

Banks in Turkiye set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree No.32, most recently amended in 2018, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and non-resident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and non-residents to buy foreign exchange without limitation, and to transfer such foreign exchange abroad without ministerial approval.

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

Capital Movements Circular and the Decree No. 32 have been amended and have taken effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Turkiye and outside of Turkiye. While the new regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduces a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brings in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

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

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Turkiye in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defense Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

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

With the instruction of the CBRT effective from January 3, 2022, the following provision has been added to the export circular. As of the effective date of this article, 25% of the export prices tied to Export Value Acceptance Certificate (“IBKB”) or Foreign Exchange Purchase Certificate (“DAB”) shall be sold to the bank issuing IBKB or DAB. These amounts are sold to the CBRT on the same day at the foreign exchange buying rate valid for the transaction day and announced by the CBRT, and transferred to the CBRT’s bank account. The full amount of the said amount is paid by the bank to the exporter in Turkish currency. With the instruction of Ministry of Treasury and Finance to the CBRT, effective from April 18, 2022, the aforementioned provision has been amended to 40% under the export circular.

As of December 31, 2022, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the Ukrainian Hryvnia is floating but there is no offshore forward market for the currency. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

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

I. Republic of Turkiye Taxation

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Turkiye (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax”, also at 20%, on a quarterly basis. This rate was applied at 22% for the years 2018, 2019 and 2020. The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. This rate has been set at 25% for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies as of 2022. The corporate tax rate shall be applied as 20% (except for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) for the fiscal years starting 2023 assuming there will be no additional legislation. With Article 15 of the Law No. 7351 published in the Official Gazette dated January 22, 2022, it was stipulated that the corporate tax rate will be applied with a discount of 1 point for the earnings of the exporting firms exclusively from exports and the income obtained from the production activities of the firms that have industrial registration certificate and are actually engaged in production activities.

b. Taxation of Dividends

In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkiye (and are not subject to rate-reducing provisions in applicable bilateral tax treaties), a 15% withholding tax is payable by the Resident Corporation on behalf of its shareholders. In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkiye, such distributions are not subject to withholding tax.

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (10% as of December 22, 2021 due to President’s Decision No. 4936) (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 150,000 in 2023 (TRY 70,000 in 2022, TRY 53,000 in 2021, TRY 49,000 in 2020).

Under the Income Tax Treaty between the United States of America and the Republic of Turkiye, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly-traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for U.S. holders. Cash dividends paid on ordinary shares or ADSs to a U.S. holder that does not have a permanent representative or place of business in Turkiye will not be subject to taxation in Turkiye, except in respect of the 15% income withholding tax discussed in the previous section. The distribution of dividends in kind (i.e., bonus shares) is not subject to a withholding tax, and such dividends in kind are not subject to an income declaration.

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

(ii) Gains realized by U.S. holders

U.S. holders that do not have a permanent establishment in Turkiye are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange, such as Turkcell shares, under Article 13 of the Treaty. U.S. resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Turkiye generally are subject to tax in Turkiye on capital gains arising from the sale of such shares and should consult their own Turkish tax advisors as to the rules applicable to them. As of July 7, 2006, the withholding tax rate applicable to non-resident holders of shares has been reduced to 0%.

U.S. holders who invest via ADSs will not have to comply with any procedures to avoid withholding tax, since gains derived from Turkcell ADSs are not generated in Turkiye. However, U.S. holders who hold their shares directly in Turkiye must comply with certain procedures to establish their exemption from Turkish capital gains withholding tax and are urged to consult their own tax advisors in this regard.

In addition, certain rules and procedures may need to be complied with in order to avoid Turkish withholding tax upon the conversion of ADSs to shares and from shares to ADSs in Turkiye. U.S. holders are urged to consult their own tax advisors in this regard.

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body. The President of Republic of Turkiye has the authority to raise the withholding levels to 5%.

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

A non-resident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkiye, registers with the Turkish tax office, maintains legal books and meets other tax requirements in Turkiye.

(ii) Taxation at the Investor Level:

The gains realized by investors for participating within a “fund” are subject to taxation depending on the date of purchase of the “fund” by the individual investors.

●	For the “fund” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the PPI determined by the TurkStat to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 129,000 in 2023, (TRY 58,000 in 2022, TRY 43,000 in 2021 and TRY 40,000 in 2020) and are required to be declared in compliance with the Turkish Tax Regime.
●	For “fund” shares purchased after January 1, 2006:
1.	If the “fund” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.
2.	If the “fund” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.
3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

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

II. United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

●	you are the beneficial owner of our shares or ADSs;

●	you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;
●	you own our shares or ADSs as capital assets (which generally means for investment purposes);
●	you own directly, indirectly or by attribution less than 10% (by vote or value) of our outstanding share capital or voting stock;
●	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and
●	you are not also a resident of Turkiye for Turkish tax purposes.

The Treaty benefits discussed generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkiye.

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

a. Dividends

If we make distributions to you, you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in “Taxation—Republic of Turkiye Taxation”). Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

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

You may elect to claim a foreign tax credit against your U.S. federal income tax liability for Turkish income tax withheld from dividends received in respect of shares or ADSs, subject to a number of complex limitations and conditions, including those introduced by U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021. Your use of a foreign tax credit with respect to any such Turkish income or withholding taxes may not be allowed unless you elect benefits under the Treaty with respect to such tax. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for any creditable Turkish income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.

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

d. Passive Foreign Investment Company Status

Based on our operations, the composition of our assets and income, and market capitalization, we currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2022. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. Therefore, there is no guarantee that the Internal Revenue Service (the “IRS”) will agree with this conclusion and it is possible that we could be classified as a PFIC in the taxable year ending December 31, 2022 or in future taxable years, including due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

e. U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other taxable disposition of shares or ADSs may be subject to information reporting to the “IRS” and possible U.S. backup withholding at a current rate of 24%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8BEN-E, as applicable) in connection with payments received in the United States, or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

In addition, U.S. holders should be aware of annual reporting requirements with respect to the holding of certain foreign financial assets, including our shares and ADSs that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds USD 50,000 (or USD 100,000 for married couples filing a joint return). You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to our shares and ADSs and the application of the annual reporting requirements to your particular situation.

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

10.I Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi, Ukrainian Hryvnia, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing and also liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 35 (Financial Instruments) to our Consolidated Financial Statements in this annual report on Form 20-F.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkiye, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. Foreign exchange losses from BeST and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 53,854.4 million, which represents the majority of total indebtedness as of December 31, 2022. Additionally, we have a total of TRY 25,960.7 million cash, which is mainly denominated in foreign currencies, predominantly in US Dollars and Euros.

Previous years, to manage and hedge our foreign exchange risk more effectively, we used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. Due to the new regulations of the CBRT and the BRSA, the variety of hedging tools decreased sharply. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 35 (Financial Instruments) to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F for additional details.

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

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar, Euro and the Chinese Renminbi on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the post-COVID-19 pandemic era, globally higher interest rate environment and bank defaults in USD and Europe, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs.

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars, Chinese Renminbi, Turkish Lira and Ukrainian Hryvnia denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. Turkcell started actively hedging its long-term foreign exchange liabilities in 2016. Previous years, to hedge our interest rate risk, we utilized interest rate derivative structures considering the market levels. Due to the new regulations the variety of interest rate hedging tools reduced.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2022							December 31, 2021
	Effective	Total						Effective	Total
	interest	carrying				2026	Fair	interest	carrying				2025	Fair
	rate	amount	2023	2024	2025	thereafter	Value	rate	amount	2022	2023	2024	thereafter	Value
Variable rate instruments Unsecured bank loans
USD floating rate loans	4.4%	4,885.0	1,385.8	1,385.8	1,028.0	1,085.4	4,635.1	3.1%	6,569.5	1,619.5	1,392.3	1,179.9	2,377.6	6,569.1
EUR floating rate loans	3.2%	12,620.0	2,246.7	2,246.7	4,278.3	3,848.3	13,673.8	2.3%	15,093.9	2,579.2	2,490.8	2,746.6	7,277.3	15,093.1

For contractual cash flows and nominal interest of bank loans, see Note 28 and Note 35 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As we understand from what we observe in the market, the FCA plans to phase out LIBOR by June 2023 and from then on, the Secured Overnight Funding Rate (SOFR) is expected to replace LIBOR. Furthermore, regulators are also discussing to replace EURIBOR yet it is expected to remain in force for another period of 5 years. In January 2022, we have approached financial institutions to replace LIBOR and/or EURIBOR with a new reference rate and discussions are still ongoing. We shall continue to monitor the developments on this matter and aim to take necessary actions if and when possible in conjunction with financial institutions that we are in continuous contact with.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2022, with all other variables held constant, our profit before income tax decreases by TRY 315.2 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Depositary may collect from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in the form of ADR certificate), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, USD 5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. These terms are set forth in Paragraph 7 of the Form of ADR certificate.

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

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which are payable to the Depositary:

Service		Rate	By Whom Paid
(1)	Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to USD 5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.
(2)	Delivery of Deposited Securities against surrender of ADSs.	Up to USD 5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities, or person to whom Deposited Securities are delivered.
(3)	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to USD 5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
(4)	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to USD 5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to USD 5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
(6)	Depositary Services.	Up to USD 5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

I.  Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain expenses related to our ADR program and other expenses. In 2022, the Depositary, as part of its agreement, reimbursed Turkcell USD 3,919,906 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

	Amount
	reimbursed
Category of Expenses	in 2022
Investor Relations(1)	USD	3,919,906
i.	This type of expenses mainly includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.  Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total USD 100,620. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2022.

	Amount Waived
	or Paid by
	Citibank for
	the period
	January 1, 2022
	through
Category of Expenses	December 31, 2022
Third‑party expenses paid directly	USD	99,881
Fees waived	USD	739

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2022 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PwC Turkiye, our independent registered public accounting firm in Turkiye, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)  Attestation Report of the Independent Audit Company. PwC Turkiye, the independent public accounting firm that audited the Consolidated Financial Statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2022. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d)  Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C  Principal Accountant Fees and Services

PwC Turkiye served as our independent registered public accountant for financial years ended December 31, 2022, 2021, and 2020, 2019, and 2018. At our general meeting of shareholders which occurred on October 21, 2020, April 15, 2021, and June 16, 2022, PwC Turkiye was appointed as our independent auditors for 2020, 2021 and 2022 fiscal years respectively. Our Company’s Board of Director has decided to appoint Guney Bagimsiz Denetim ve SMMM A.S. (“ E&Y Turkiye”) as the Company’s independent auditor for the year 2023, which will be proposed for approval at the next General Assembly Meeting of the Company.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2022, 2021 and 2020.

	2022	2021	2020

	(Million TRY)
Audit Fees(1)	19.0	16.4	16.3
Audit‑Related Fees	0.0	0.1	0.0
Total	19.0	16.6	16.4
(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2022 and it has not adopted blanket pre-approval policies and procedures.

16.D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose is to protect Turkcell investors against potentially negative reflections on Turkiye that may arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-backs will be TRY 150 million, and the maximum share number to be bought back will be determined so as not to exceed this amount. This amount is also used for Eurobond buy-backs. On January 30, 2017, the Company’s Board of Directors increased the above-mentioned fund amount to TRY 300 million in order to be utilized for share buy-backs, including ADRs being traded on the NYSE. On March 24, 2020 our Company’s Board of Directors increased the fund amount to TRY 450 million to protect our investors against market volatility originating mainly from the COVID-19 pandemic. The Company’s Board of Directors gradually increased the buy-back limit to TRY 1,250 on March 31, 2022, August 18, 2022, and February 7, 2023.

Between August 24, 2016 and December 30, 2016, our Company bought back 6,815,563 shares in total in a price range of TRY 8.92 and TRY 9.99 and our ratio of shares in the company capital reached 0.310%. In 2017, there were no buy-backs and we did not utilize this fund. In 2018, share buy-backs amounted to 8,434,204 shares in a price range of TRY 10.01 and TRY 12.33, and our ratio of shares in company capital reached 0.693%. On December 31, 2018, our Company bought back 827,750 shares in a price range of TRY 11.89 and TRY 12.24, which are included in our 2019 financials as per IFRS standards, thereby bringing the total ratio of shares in company capital to 0.731%. In 2019, there were no buy-backs. In 2020, share buy-backs amounted to 816,290 shares in a price range of TRY 12.09 and TRY 12.35, and our ratio of shares in company capital reached 0.768%. In 2021 and 2022, there were no share buy-backs. On February 17, 2023, our Company bought back 1,000,000 shares in a price range of TRY 33.46 and TRY 34.00 bringing the ratio of shares in the company capital to 0.813%. As of April 17, 2023, our Company has 17,893,807 shares in total which corresponds to 0.813% ratio of shares in the company capital.

There were no Eurobond buy-back transactions in 2021. In 2022, our Company purchased Eurobonds (XS1803215869 and XS1298711729) with a total nominal value of USD 37.2 million.

16.F  Change in Registrant’s Certifying Accountant

On April 13, 2023, Board of Directors, upon the Audit Committee’s recommendation, has decided to appoint Guney Bagimsiz Denetim ve SMMM A.S. ("E&Y Turkiye") as the independent registered public accounting firm for the year 2023 in accordance with Capital Markets Law, the Turkish Commercial Code, and related legislations. The Company will dismiss PwC Turkiye, which is currently serving as the Company’s independent registered public accounting firm, upon completion of their audits of our consolidated financial statements as of and for the year ending December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022 and the issuance of their reports thereon. The decision to change auditor is subject to approval of our shareholders during the next Annual General Assembly Meeting. PwC Turkiye is not permitted to be reappointed as the Company’s independent external auditor after the Company’s 2022 fiscal year-end in light of mandatory auditor rotation rules.

In respect of fiscal years 2021 and 2022, and any subsequent interim period through April 27, 2023:

●	PwC Turkiye has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.
●	There has not been any disagreement with PwC Turkiye on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to PwC Turkiye’s satisfaction, would have caused PwC Turkiye to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or
●	There has not been any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided PwC Turkiye with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether or not PwC Turkiye agrees with such disclosure. A copy of PwC Turkiye’s letter dated April 27, 2023 is filed as Exhibit 15 hereto.

During fiscal years 2021 and 2022, and the subsequent interim period through April 27, 2023, we have not consulted with E&Y Turkiye regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by E&Y Turkiye that E&Y Turkiye concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or

(ii) any matter that was subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or other reportable event of the types described in Item 16F(a)(1)(v) of Form 20-F.

16.G  Corporate Governance

I.  Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkiye are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012, and the new law and regulations and Communiqué of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

In addition, corporate governance practices in Turkiye are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report”, which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website,

www.turkcell.com.tr. On January 10, 2019 the CMB introduced a reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communiqué on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

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

The following summarizes new mandatory CMB requirements that would apply to our Company.

The main mandatory rules relating to board membership and board structure include:

●	The number of independent members on the Board shall not be less than one third of the total number of the members of the Board of Directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re-elected.
●	Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/ disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval. Before the general assembly meeting held on October 21, 2020, because of the relations between our then controlling shareholders, our nomination process was handled directly by the CMB.

According to article 6/2 of the Corporate Governance Communiqué numbered II-17.1, the following exceptions may be granted upon approval by the CMB of companies whose main field of activity are performed under a license or a concession granted by public authorities or institutions either for a temporary or permanent term in order to render a public service or a defined category of publicly traded companies in which public authorities or institutions have privileged shares: i) the above mentioned mandatory rule regarding the election of the independent board members shall not be applied; ii) two of the independency criteria to determine the independency of board members shall not apply. These criteria are (i) to not be a full-time employee of public authorities and institutions after being elected, and (ii) to not have been a member of a board of directors for more than a term of six years in the last ten years.

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

●General Assembly call content has been enhanced.
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

In October 2020, the CMB amended the Corporate Governance Communiqué to ensure that public companies take concrete steps to ensure sustainability. Although adherence to such sustainability principles is voluntary, listed companies are required to disclose whether they comply with the sustainability principles in their yearly activity reports starting in 2020. If not, a detailed explanation including the effects of such non-compliance on environmental and social risk management is required. Notably, with regard to environmental principles, companies shall, inter alia, disclose their short and long-term goals in order to reduce their environmental impact, and disclose the total number of actions and projects and investments made in order to reduce their environmental impact and the environmental benefits and cost reductions these bring. With regard to social principles, companies will be expected to make a concrete effort to be included in the Borsa Istanbul Sustainability Index and other international sustainability indexes, and take all of the stakeholders’ interests into account while acting for sustainability issues and disclose their social responsibility activities. Finally, the amendment states that companies will take sustainability and the environmental impact of their activities into account while setting their governance strategies, and consider the stakeholders’ opinions when setting their sustainability strategies. In June 2022, the CMB enacted a new decision requiring that the companies trading in the BIST Stars (including Turkcell), BIST Main and BIST Sub-Markets use the Sustainability Report Template (enclosed in the decision), available in the Public Disclosure Platform to make their disclosure regarding compliance with the sustainability principles.

Turkcell has established Sustainability Committee and the Integrated Value Creation Committee in 2020. The Turkcell Sustainability Committee reports to the Board of Directors through the Integrated Value Creation Committee on all activities and outputs carried out within the scope of determining and effectively implementing short and long-term action plans in line with environmental, social and governance (ESG) policies, determining material sustainability issues, risks and opportunities. These committees evaluated Turkcell’s ESG policies, and prepared Turkcell Human Rights Policy and Turkcell Environmental Policy, which were approved by Board of Directors on January 29, 2021. While developing globally competitive technologies, Turkcell attaches significant importance to these technologies being people and environment oriented. To create a work environment worthy of human dignity and value, Turkcell implements Human Rights Policy. To maintain long-term environmental sustainability with the awareness of environmental impact across the value chain Turkcell implements Environmental Policy. Conveying its business model to its stakeholders with a sustainability perspective, Turkcell filed an Integrated Annual Report for 2020 and 2021, prepared in accordance with Turkish Commercial Code and CMB’s “Communiqué on Principles Regarding Financial Reporting in the Capital Markets” No. II.14.1 and with the guidance of the International Integrated Reporting (IR) Framework of the International Integrated Reporting Council (IIRC). Going forward, Turkcell aims to present its economic, social, environmental, and corporate governance approach, strategy, business model, value creation process, performance, and sustainable business focus together on an annual basis reflecting the principles of transparency and accuracy.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of April 17, 2023:

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

Our Audit Committee currently has three members: Mr. Serdar Cetin, Mr. Afif Demirkiran and Mr. Huseyin Arslan. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

The Audit Committee members are independent Board members as required by the relevant CMB Communiqué which is binding upon public companies in Turkiye. Effective June 30, 2012, all listed companies in Turkiye must have audit committees composed of independent board members. We are currently in compliance. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

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

ITEM 18.  FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements as of December 31, 2022 and 2021 are filed as part of this annual report, on pages F-1 through F-108.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
8.1	Subsidiaries of Turkcell.
12.1	Certification of Murat Erkan, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Kamil Kalyon, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Response of Auditor to Item 16.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 27, 2023	By:	/s/ MURAT ERKAN

Murat Erkan
Chief Executive Officer

Date: April 27, 2023	By:	/s/ KAMIL KALYON

Kamil Kalyon
Chief Financial Officer (Acting)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell Iletisim Hizmetleri A.S.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of 31 December 2022 and 2021, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal
Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of derivative instruments

As described in Notes 2(i) and 34 to the consolidated financial statements, the Group uses participating cross currency swap contracts to hedge its currency risk and interest risk. Management makes significant judgment to value participating cross currency swaps and uses prices in the bid- ask price range that are considered the most appropriate are used instead of mid prices in valuation model. As of
31 December 2022, the value of participating cross currency swaps of TRY 1,146,702 thousand has been recognized in the consolidated financial statements.

The principal considerations for our determination that performing procedures relating to management’s valuation of derivative instruments is a critical audit matter are the significant judgment and assumptions by management to determine the fair value of these instruments due to the use of an internally developed model, which included significant judgment and assumptions related to the bid-ask price range. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to participating cross currency swaps’ valuation, testing the completeness and accuracy of data provided by management and evaluating management’s judgments related to the bid-ask price range. Professionals with specialized skills and knowledge were also used to assist in the valuation of Company’s participating cross currency swaps.

Recoverable amount of the Ukrainian cash generating unit

As described in Note 2 (ab) and Note 14 to the consolidated financial statements, the Group’s management evaluates impairment indicators for long-lived assets on an annual basis and performs impairment tests if triggering events are identified. The long-lived assets of a cash-generating unit (“CGU”) are primarily comprised of property and equipment, intangible assets and deferred tax assets. When impairment indicators are identified, management compares the carrying value of an asset, or a cash generating unit (“CGU”), with its recoverable amount, which is determined at the higher between its value in use and fair value less cost to disposal. For the year ended 31 December 2022, the Group performed an impairment test for its Ukrainian CGU, which mainly comprises of LLC Lifecell, on the grounds that impairment indicators exist. The recoverable amount of the Ukrainian CGU was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including revenue growth rates, profitability measures, capital expenditures and weighted average cost of capital. No impairment loss was recognized as the recoverable amount of the CGU exceeded its respective carrying amount.

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Ukrainian CGU is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of the CGU, including a high degree of estimation uncertainty in relation to the assumptions made including revenue growth rates, profitability measures, capital expenditures and weighted average cost of capital; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of recoverable amount of the CGU.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Evaluating management’s assumptions related to the revenue growth rates, projected profitability measures, capital expenditures and weighted average cost of capital involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PwC Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

/s/ Orhan Ozturk

Orhan Ozturk

Partner

Istanbul, Turkey

27 April 2023

We have served as the Group’s auditor since 2016.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

	Notes	31 December 2022	31 December 2021
Assets
Property, plant and equipment	12	43,389,652	46,281,142
Right-of-use assets	16	4,888,124	6,287,402
Intangible assets	13	37,323,333	41,219,286
Investment properties	15	108,686	109,905
Trade receivables	19	298,759	421,256
Receivables from financial services	20	285,138	225,968
Contract assets	21	67,054	110,890
Financial assets at fair value through other comprehensive income	24	1,850,830	2,261,409
Financial assets at fair value through profit or loss	24	258,627	—
Deferred tax assets	18	1,658,290	2,306,567
Investments in equity accounted investees	40	2,306,864	1,374,368
Other non-current assets	17	3,257,905	2,133,915
Total non-current assets		95,693,262	102,732,108

Inventories	22	300,406	458,723
Trade receivables	19	6,665,062	6,828,449
Due from related parties		76,453	287,756
Receivables from financial services	20	3,276,788	3,309,416
Contract assets	21	1,888,942	1,938,769
Derivative financial instruments	34	2,032,416	3,500,700
Financial assets at amortized cost	24	748,665	6,840
Financial assets at fair value through other comprehensive income	24	—	84,049
Financial assets at fair value through profit or loss	24	4,034,897	—
Cash and cash equivalents	23	25,960,674	30,601,235
Other current assets	17	1,936,391	1,549,918
Total current assets		46,920,694	48,565,855

Total assets		142,613,956	151,297,963

Equity	25
Share capital		19,623,702	19,623,702
Share premium		4,662	4,662
Treasury shares	25	(431,362)	(442,508)
Additional paid-in capital		—	57,739
Reserves		1,458,625	1,842,803
Remeasurements of employee termination benefit		(1,243,913)	(357,240)
Retained earnings		46,965,404	44,636,363
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri A.S. (“the Company”)		66,377,118	65,365,521
Non-controlling interests		3,897	(337)
Total equity		66,381,015	65,365,184

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

	Notes	31 December 2022	31 December 2021
Liabilities
Borrowings	28	37,133,104	45,880,037
Trade and other payables		34,320	-
Due to related parties		938	-
Employee benefit obligations	29	1,790,031	1,009,622
Provisions	32	968,729	1,011,567
Deferred tax liabilities	18	5,456,651	7,771,931
Contract liabilities	31	757,697	730,816
Other non-current liabilities	27	671,585	1,264,964
Total non-current liabilities		46,813,055	57,668,937

Borrowings	28	16,721,246	14,535,254
Current tax liabilities		243,485	397,017
Trade and other payables	33	10,328,422	11,040,029
Due to related parties		241,308	107,031
Deferred revenue	30	129,900	209,802
Provisions	32	753,934	942,352
Contract liabilities	31	850,667	915,192
Derivative financial instruments	34	150,924	117,165
Total current liabilities		29,419,886	28,263,842

Total liabilities		76,232,941	85,932,779

Total equity and liabilities		142,613,956	151,297,963

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

	Notes	31 December 2022	31 December 2021	31 December 2020

Revenue	6	59,553,328	68,529,071	67,493,415
Revenue from financial services	6	1,990,946	2,031,925	2,009,350
Total revenue		61,544,274	70,560,996	69,502,765

Cost of revenue	11	(52,212,151)	(54,967,829)	(52,675,921)
Cost of revenue from financial services	11	(801,254)	(608,646)	(435,772)
Total cost of revenue		(53,013,405)	(55,576,475)	(53,111,693)

Gross profit		7,341,177	13,561,242	14,817,494
Gross profit from financial services		1,189,692	1,423,279	1,573,578
Total gross profit		8,530,869	14,984,521	16,391,072

Other income	7	231,013	227,604	140,944
Selling and marketing expenses	11	(3,057,248)	(3,465,522)	(3,260,309)
Administrative expenses	11	(1,722,538)	(1,769,939)	(1,776,142)
Net impairment losses on financial and contract assets	11	(408,705)	(522,502)	(845,751)
Other expenses	7	(902,726)	(1,234,219)	(1,657,083)
Operating profit		2,670,665	8,219,943	8,992,731

Finance income	9	2,488,913	7,020,529	5,266,058
Finance costs	9	(7,630,882)	(13,369,520)	(8,274,974)
Monetary gain (loss)	9	4,713,822	2,915,848	(534,673)
Net finance costs / income		(428,147)	(3,433,143)	(3,543,589)

Share of profit of equity accounted investees	40	316,934	116,101	(20,934)
Profit before income tax		2,559,452	4,902,901	5,428,208

Income tax expense	10	1,615,297	(572,320)	(919,742)
Profit for the year		4,174,749	4,330,581	4,508,466

Profit for the year is attributable to:
Owners of the Company		4,175,708	4,330,466	4,502,823
Non-controlling interests		(959)	115	5,643
Total		4,174,749	4,330,581	4,508,466

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	1.9	2.0	2.1

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2022	2021	2020

Profit for the period		4,174,749	4,330,581	4,508,466
Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	29	(1,107,508)	(328,711)	(117,779)
Income tax relating to remeasurements of employee termination benefits		220,835	65,798	23,452
		(886,673)	(262,913)	(94,327)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(454,364)	4,348,030	602,969
Fair value reserve		(74,041)	(116,813)	(6,363)
Cash flow hedges - effective portion of changes in fair value		5,714,493	4,395,812	3,721,594
Cash flow hedges - reclassified to profit or loss	34	(4,326,630)	(3,796,219)	(3,600,406)
Cost of hedging reserve - changes in fair value		(1,848,668)	(2,611,188)	(1,405,383)
Cost of hedging reserve - reclassified to profit or loss		531,297	256,977	237,309
Loss on hedges of net investments in foreign operations		(316,150)	(2,358,725)	(810,674)
Income tax relating to these items	10	(40,519)	(461,384)	390,967
- Income tax relating to exchange differences		(538,429)	(1,414,596)	17,277
- Income tax relating to cash flow hedges	34	(54,521)	(52,780)	(10,301)
- Income tax relating to cost of hedging reserve		263,474	470,843	220,269
- Income tax relating to fair value reserve		21,841	23,162	1,245
- Income tax relating to hedges of net investments		267,116	511,987	162,477
		(814,582)	(343,510)	(869,987)
Other comprehensive income/(loss) for the year, net of income tax		(1,701,255)	(606,423)	(964,314)
Total comprehensive income for the year		2,473,494	3,724,158	3,544,152

Total comprehensive income for the year is attributable to:
Owners of the Company		2,474,453	3,724,043	3,538,509
Non-controlling interests		(959)	115	5,643
Total		2,473,494	3,724,158	3,544,152

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

							Hedges of
							net
							investments		Cost of	Foreign	Remeasurement
			Additional		Legal	Fair value	in foreign	Hedging	hedging	currency	of employee			Non-
	Share	Treasury	paid-in	Share	reserves	reserve	operations	reserve	reserve	translation	termination	Retained		controlling	Total
	capital	shares	capital	premium	(*)	(*)	(*)	(*)	(*)	reserve (*)	benefit	earnings	Total	interests	equity

Balance at 1 January 2020	19,623,702	(474,003)	90,043	4,662	12,627,325	8,894	(110,675)	(397,076)	(543,500)	(10,269,964)	—	44,905,088	65,464,496	93,058	65,557,554
Profit/ (loss) for the year	—	—	—	—	—	—	—	—	—	—	—	4,502,823	4,502,823	5,643	4,508,466
Other comprehensive income, net of income tax	—	—	—	—	—	(5,118)	(648,197)	110,887	(947,805)	620,246	(94,327)	—	(964,314)	—	(964,314)
Total comprehensive income	—	—	—	—	—	(5,118)	(648,197)	110,887	(947,805)	620,246	(94,327)	4,502,823	3,538,509	5,643	3,544,152
Transfers to legal reserves	—	—	—	—	562,856	—	—	—	—	—	—	(562,856)	—	—	—
Acquisition of treasury shares (-)	—	(25,030)	—	—	—	—	—	—	—	—	—	—	(25,030)	—	(25,030)
Dividend paid (Note 25)	—	14,433	—	—	—	—	—	—	—	—	—	(1,879,183)	(1,864,750)	(73,446)	(1,938,196)
Disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,186)	(25,186)
Other	—	—	(11,471)	—	—	—	—	—	—	—	—	—	(11,471)	—	(11,471)
Balance at 31 December 2020	19,623,702	(484,600)	78,572	4,662	13,190,181	3,776	(758,872)	(286,189)	(1,491,305)	(9,649,718)	(94,327)	46,965,872	67,101,754	69	67,101,823

Balance at 1 January 2021	19,623,702	(484,600)	78,572	4,662	13,190,181	3,776	(758,872)	(286,189)	(1,491,305)	(9,649,718)	(94,327)	46,965,872	67,101,754	69	67,101,823
Profit/ (loss) for the year	—	—	—	—	—	—	—	—	—	—	—	4,330,466	4,330,466	115	4,330,581
Other comprehensive income, net of income tax	—	—	—	—	—	(93,651)	(1,846,738)	546,813	(1,883,368)	2,933,434	(262,913)	—	(606,423)	—	(606,423)
Total comprehensive income	—	—	—	—	—	(93,651)	(1,846,738)	546,813	(1,883,368)	2,933,434	(262,913)	4,330,466	3,724,043	115	3,724,158
Transfers to legal reserves	—	—	—	—	1,178,440	—	—	—	—	—	—	(1,178,440)	—	—	—
Acquisition of treasury shares (-)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend paid (Note 25)	—	42,092	—	—	—	—	—	—	—	—	—	(5,481,535)	(5,439,443)	—	(5,439,443)
Disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	(20,833)	—	—	—	—	—	—	—	—	—	(20,833)	(521)	(21,354)
Balance at 31 December 2021	19,623,702	(442,508)	57,739	4,662	14,368,621	(89,875)	(2,605,610)	260,624	(3,374,673)	(6,716,284)	(357,240)	44,636,363	65,365,521	(337)	65,365,184

Balance at 1 January 2022	19,623,702	(442,508)	57,739	4,662	14,368,621	(89,875)	(2,605,610)	260,624	(3,374,673)	(6,716,284)	(357,240)	44,636,363	65,365,521	(337)	65,365,184
Profit/ (loss) for the year	—	—	—	—	—	—	—	—	—	—	—	4,175,708	4,175,708	(959)	4,174,749
Other comprehensive income, net of income tax	—	—	—	—	—	(52,200)	(49,034)	1,333,342	(1,053,897)	(992,793)	(886,673)	—	(1,701,255)	—	(1,701,255)
Total comprehensive income	—	—	—	—	—	(52,200)	(49,034)	1,333,342	(1,053,897)	(992,793)	(886,673)	4,175,708	2,474,453	(959)	2,473,494
Transfers to legal reserves	—	—	—	—	430,404	—	—	—	—	—	—	(430,404)	—	—	—
Acquisition of treasury shares (-)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend paid (Note 25)	—	11,146	—	—	—	—	—	—	—	—	—	(1,451,412)	(1,440,266)	—	(1,440,266)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	5,193	5,193
Other	—	—	(57,739)	—	—	—	—	—	—	—	—	35,149	(22,590)	—	(22,590)
Balance at 31 December 2022	19,623,702	(431,362)	—	4,662	14,799,025	(142,075)	(2,654,644)	1,593,966	(4,428,570)	(7,709,077)	(1,243,913)	46,965,404	66,377,118	3,897	66,381,015
(*)	Reported under Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2022	2021	2020
Cash flows from operating activities:
Profit for the year		4,174,749	4,330,581	4,508,466

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	12-15	9,124,265	8,600,925	7,790,049
Amortization of intangible assets and right of use assets	13-16	12,235,439	11,954,682	10,957,860
Impairment on property, plant and equipment and intangible asset	12-13	237,670	19,545	10,289
Net finance expense		2,178,925	1,732,481	2,318,204
Fair value adjustments to derivatives		346,445	(4,942,257)	(5,238,034)
Income tax expense	10	(1,615,297)	572,320	919,742
Gain on sale of property, plant and equipment		22,714	(57,506)	187,762
Effects of exchange rate changes and inflation adjustments		4,375,370	18,815,873	(385,138)
Provisions		1,753,070	2,865,254	2,939,921
Share of (profit)/loss of associates and joint ventures		(316,934)	(116,101)	20,934
Fair value adjustments to financial assets through profit or loss		(1,055,227)	—	—
Loss on sale of subsidiary		—	—	3,100
Non-cash other adjustments		104,634	89,796	27,091
		31,565,823	43,865,593	24,060,246
Change in operating assets/liabilities
Change in trade receivables	19	485,683	954,685	(270,084)
Change in due from related parties	38	211,525	(250,873)	(24,577)
Change in receivables from financial services	20	(2,162)	897,930	1,806,462
Change in inventories	22	158,317	11,881	(2,839)
Change in other current assets	17	(227,226)	242,528	1,533,444
Change in other non-current assets	17	(65,197)	192,449	(134,924)
Change in due to related parties	38	134,476	11,586	58,492
Change in trade and other payables	33	(1,397,930)	(977,994)	436,834
Change in other non-current liabilities	27	(5,101)	695,277	319,237
Change in employee benefit obligations	29	(67,528)	(102,752)	(52,324)
Change in short term contract asset	21	52,733	269,879	219,967
Change in long term contract asset	21	43,836	175,495	(260,022)
Change in deferred revenue	30	(79,902)	(59,617)	119,644
Change in short term contract liability	31	(64,525)	59,635	(163,307)
Change in long term contract liability	31	26,881	(4,520)	53,583
Changes in other working capital		(892,578)	(1,990,738)	(1,316,051)
Cash generated from operations		29,877,125	43,990,444	26,383,781

Interest paid		(3,606,980)	(3,665,559)	(3,843,586)
Income tax paid		(810,536)	(1,389,782)	(1,540,121)
Net cash inflow from operating activities		25,459,609	38,935,103	21,000,074

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(9,184,716)	(10,902,588)	(8,481,442)
Acquisition of intangible assets	13	(6,768,565)	(8,153,856)	(7,233,036)
Proceeds from sale of property, plant and equipment		731,901	412,482	144,946
Payment for acquisition of subsidiary, net of cash acquired	3	—	(142,426)	—
Payments for advances given for acquisition of property, plant and equipment		(1,058,793)	(211,769)	(1,058,793)
Contribution of increase of share capital in joint ventures/associates		(615,562)	(979,902)	(187,150)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		1,193,060	1,393,100	2,296,553
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(1,193,022)	(2,080,484)	(2,326,912)
Cash (outflows)/inflows from financial assets at amortized cost		(857,389)	479,010	(15,082)
Cash outflows from financial assets at fair value through profit or loss		(3,739,959)	—	—
Interest received		2,450,396	2,464,840	2,315,988
Net cash outflow from investing activities		(19,042,649)	(17,721,593)	(14,544,928)

Cash flows from financing activities:
Proceeds from derivative instruments		3,618,023	3,627,908	4,986,718
Repayments of derivative instruments		(3,195,149)	(3,452,123)	(1,841,164)
Proceeds from issues of loans and borrowings		32,250,009	26,188,047	55,229,867
Proceeds from issues of bonds		2,714,215	386,103	1,189,479
Repayments of borrowings		(27,099,993)	(25,108,669)	(63,331,356)
Repayments of bonds		(2,163,225)	(285,638)	(1,095,499)
Dividends paid to shareholders		(1,440,266)	(5,439,443)	(1,864,750)
Dividends paid to non-controlling interest in subsidiaries		—	—	(73,446)
Acquisition of treasury shares		—	—	(25,030)
Payments of lease liabilities		(2,616,074)	(3,313,449)	(3,129,580)
Net cash outflow from financing activities		2,067,540	(7,397,264)	(9,954,761)

Net increase in cash and cash equivalents		8,484,500	13,816,246	(3,499,615)

Cash and cash equivalents at 1 January		30,601,235	26,513,031	26,229,008

Effects of exchange rate changes and inflation adjustments on cash and cash equivalents		(13,125,061)	(9,728,042)	3,783,638

Cash and cash equivalents at 31 December	23	25,960,674	30,601,235	26,513,031

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

1.    Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkiye and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkiye (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

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

As of 31 December 2022, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), and TVF respectively as of 31 December 2022. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2022.

The consolidated financial statements of the Company as at and for the year ended 31 December 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint ventures. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2022 were authorized for issue by the Board of Directors on 27 April 2023.

(b)  Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2022 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 156.2% as at 31 December 2022, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

The table below shows the evolution of CPI in the last three years and as of 31 December 2022:

	2022	2021	2020	2019
Annual Index	1,128.45	686.95	504.81	440.50
Average Index	967.71	561.61	469.59	418.24

Yearly Inflation	64.3%	36.1%	14.6%
Cumulative Inflation (Since 2019)	156.2%	55.9%	14.6%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(b)  Restatement of financial statements during the hyperinflationary periods (continued)

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2022. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories, Investments in Associates and the Equity items. Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2022.

Comparative figures must also be presented in the current currency of 31 December 2022 and are restated using the general price index of the current year. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

All items in the statement of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the average conversion factors.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), are not restated for inflation their financial statements, in accordance with IAS 29. The initial items of the statement of changes in equity are reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized under retained earnings and other comprehensive results.

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Financial asset at fair value through profit or loss and other comprehensive income.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

Fair value measurements and valuation process

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 35.

(e)   Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(aa), the Group did not make any significant changes to its accounting policies during the current year.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

(g)  Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when necessary and significant differences are disclosed. The Company has classified current trade receivables amounting to 49,404 TL as due from related parties as of 31 December 2021. The reclassification has no effect on the consolidated statement of profit or loss.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

Non-controlling interest has not been attributed to BeST is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(h)  Principles of consolidation and equity accounting (continued)

(iii) Changes in ownership interests (continued)

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

(v)  Investments in associates and joint ventures

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(h)  Principles of consolidation and equity accounting (continued)

(v)  Investments in associates and joint ventures (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

(iii) Impairment

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

(iii) Impairment (continued)

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

Sale and Repurchase Agreements

Securities sold under repurchase agreements (“Repo”) are classified in the Company portfolio as fair value through profit or loss, fair value through other comprehensive income or "amortized cost portfolios and valued according to relevant portfolio basis. Securities purchased under agreements to resell (“Reverse Repo”) are recognized as cash and cash equivalents in the consolidated statement of financial position.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

Derivatives and hedging activities

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkiye (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.   Basis of preparation and summary of significant accounting policies (continued)

(i)   Financial instruments (continued)

Derivatives and hedging activities (continued)

(ii)  Cash flow hedge (Continued)

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

(iii) Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 35).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(k)   Intangible assets (continued)

(ii)  Computer software (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

(m) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2022 and 2021, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

(ii)  Termination benefits

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated based on 30 days’ pay up to a of maximum full TL 15.4 as at 31 December 2022 (31 December 2021: TL 13.6), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2022 is 0.6% (31 December 2021: 2.9%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkiye arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

The Company and the Ministry of Transport and Infrastructure of Turkiye, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 31 December 2021 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2022, the Company has recognized TL 243,079 (31 December 2021: TL 497,219) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in the consolidated financial statements.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

(s)   Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkiye, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

(z)   Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person’s family is related to the Group if that person:

(i)has control or joint control of the Group

(ii)has significant influence over the Group; or

(iii)is a member of the key management personnel of the Group or of a parent of the Group.

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

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(aa) New standards and interpretations

i)     Standards, amendments and interpretations applicable as at 31 December 2022:

Amendment to IFRS 16, ‘Leases’ – COVID 19 related rent concessions extension of the practical expedient (effective as of 1 April 2021); Due to the COVID 19 pandemic, some privileges have been provided to lessees in rent payments. In May 2020, with the amendment published in the IFRS 16 Leases standard, IASB introduced an optional expedient practice for the lessees not to evaluate the concessions granted due to COVID 19 in the lease payments, whether there is a change in the lease. On 31 March 2021, IASB published an additional amendment to extend the date of expedient implementation from 30 June 2021 to 30 June 2022. Lessees may choose to account for such lease concessions in accordance with the terms that would apply in the absence of a lease modification. This ease of application often causes the lease concession to be recognized as a variable lease payment during periods when the event or condition that triggers the reduction in lease payments occurs.

A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.

o	Amendments to IFRS 3 ‘Business combinations’; this amendment updates a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
o	Amendments to IAS 16 ‘Property, plant and equipment’; this amendment prohibits a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.
o	Amendments to IAS 37 ‘Provisions, contingent liabilities and contingent assets’; this amendment specifies which costs a company includes when assessing whether a contract will be loss-making.

These amendments did not have any significant impact on the financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

2.    Basis of preparation and summary of significant accounting policies (continued)

(aa) New standards and interpretations (continued)

ii)    Standards, amendments and interpretations that are issued but not effective as at 31 December 2022:

IAS 1, Application Statement 2, and narrow changes to IAS 8; Effective for annual reporting periods beginning on or after 1 January 2023. These amendments are intended to improve accounting policy disclosures and help financial statement users distinguish between changes in accounting estimates and changes in accounting policies.

IAS 12, Amendment to deferred tax on assets and liabilities arising from a single transaction; Effective for annual reporting periods beginning on or after 1 January 2023. These amendments require deferred tax recognition on transactions that cause equal amounts of taxable and deductible temporary differences when first recognized by companies.

IFRS 16, Sale and leaseback transactions; Effective for annual reporting periods beginning on or after 1 January 2024. These amendments include the sale and leaseback requirements in IFRS 16 that describe how an entity accounts for a sale and leaseback transaction after the transaction date. Sales and leaseback transactions where some or all of the lease payments consist of variable lease payments that are not tied to an index or rate are likely to be affected.

IAS 1, Amendment to the long-term obligations, which are the terms of the contract; Effective for annual reporting periods beginning on or after 1 January 2024. These amendments clarify how conditions that an entity must comply with within twelve months of the reporting period affect the classification of a liability.

IFRS 17, ‘Insurance Contracts’, as amended in December 2021; Effective for annual reporting periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently allows for a wide variety of applications. IFRS 17 will fundamentally change the accounting of all entities that issue insurance contracts and investment contracts with discretionary participation features.

The Group does not expect material impact of new standards and interpretations on the Group’s accounting policies.

(ab) Developments in the Current Period

Developments regarding the operations in Ukraine

The company’s subsidiaries Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure management, customer relationship management and mobile payment services in Ukraine, respectively. The Group’s Ukraine operations constitute approximately 7.8% of the consolidated net sales and 8.0% of the consolidated non-current assets for the period ended 31 December 2022. With the start of the Russia-Ukraine war on 24 February 2022, uncertainties have emerged regarding the Group’s activities in Ukraine. The impact of this situation on the Group’s operations is closely monitored, and corporate action plans regarding the continuation of operations and the safety and health of Group employees are updated instantly according to developments. As of the end of December 2022, 92% of the daily average stores across the country are open. The ratio of telecommunications equipment and revenue generated in the territory currently occupied by Russia to the total Group’s telecommunications equipment and total revenue in Ukraine is at a low level. Banking systems continue to operate in the country. Liquidity is mostly held in creditor banks, and the cash position is suitable for the continuation of operations. The occupation is not expected to have any impact on the going concern of the Group. As of 31 December 2022, the network and other equipment in the regions under Russian control and active military operations and in Ukraine-controlled regions that have not operated for more than 92 days have been impaired. As of 31 December 2022, the amount of impairment recognized in the consolidated financial statements is TL 214,210. A general impairment assessment has been made and it has been concluded that there is no need for an impairment (Note 14).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

3.    Business combinations

The Company’s 100% owned subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. (“Boyut Enerji”) on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. After adjusting for the net debt of Boyut Enerji, the Group made a payment of USD 10,972. USD 500 of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	156,933
- Cash consideration amount	151,553
- Contingent and deferred consideration amount (Note 27)	5,380
Net assets acquired	(140,093)
Goodwill (Note 13)	16,840

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	9,127
Other current assets	9,424
Property, plant and equipment (Note 12)	208,098
Intangible assets (Note 13)	366,167
Other non-current assets	273
Borrowings	(249,512)
Trade and other payables	(12,943)
Due to related parties	(4,123)
Provisions	(61)
Employee benefit obligations	(126)
Deferred tax liabilities	(80,090)
Other liabilities	(106,141)
Fair value of total identifiable net assets (100%)	140,093

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	151,553
Cash and cash equivalents - acquired	(9,127)
Cash outflow due to acquisition (net)	142,426

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

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

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2022, guarantees of TL 3,952,782 were outstanding (31 December 2021: TL 6,430,010).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 2,184,052 (31 December 2021: TL 5,002,305) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

4.    Financial risk management (continued)

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

(i)   Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 35.

(ii)   Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

The reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There are ongoing studies for these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 236,361 floating-rate debt. The Group has hedged this debt with participating cross currency, cross currency and interest swaps, and it has designated at participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6-month USD LIBOR that is the current benchmark interest rate after the publication of Phase-2 in August 2020. The nominal amount of these derivative instruments is USD 294,075 and the nominal amount of the hedged part of these instruments is USD 194,837.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

4.    Financial risk management (continued)

Market risk (continued)

(ii)   Interest rate risk (continued)

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

5.    Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), Turkcell Satis’s digital business services (Note 2), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”) and Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”).

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

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

5.    Segment information (continued)

Other reportable segment mainly comprises the information and entertainment services in Turkiye, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF and Turkcell Satis’s other operations.

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

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Total segment revenue	47,308,592	54,625,847	6,429,763	6,271,017	2,151,676	2,154,951	8,228,583	9,573,927	(2,574,340)	(2,064,746)	61,544,274	70,560,996
Inter-segment revenue	(251,950)	(352,233)	(144,986)	(168,764)	(160,730)	(123,015)	(2,016,674)	(1,420,734)	2,574,340	2,064,746	—	—
Revenues from external customers	47,056,642	54,273,614	6,284,777	6,102,253	1,990,946	2,031,936	6,211,909	8,153,193	—	—	61,544,274	70,560,996
Adjusted EBITDA	19,888,347	24,770,715	3,263,535	3,047,283	1,061,780	1,286,400	787,953	792,538	(61,863)	(95,226)	24,939,752	29,801,710
IFRS 9 impairment loss provision	(338,375)	(487,677)	(34,265)	(13,679)	(34,799)	(19,282)	(1,266)	(1,864)	—	—	(408,705)	(522,502)

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total segment revenue	54,625,847	54,799,961	6,271,017	5,722,387	2,154,951	2,042,264	9,573,927	8,627,817	(2,064,746)	(1,689,664)	70,560,996	69,502,765
Inter-segment revenue	(352,233)	(322,867)	(168,764)	(198,233)	(123,015)	(32,914)	(1,420,734)	(1,135,650)	2,064,746	1,689,664	—	—
Revenues from external customers	54,273,614	54,477,094	6,102,253	5,524,154	2,031,936	2,009,350	8,153,193	7,492,167	—	—	70,560,996	69,502,765
Adjusted EBITDA	24,770,715	24,725,401	3,047,283	2,628,467	1,286,400	1,243,799	792,538	788,500	(95,226)	(119,099)	29,801,710	29,267,068
IFRS 9 impairment loss provision	(487,677)	(714,207)	(13,679)	(6,764)	(19,282)	(123,483)	(1,864)	(1,297)	—	—	(522,502)	(845,751)

	31 December	31 December	31 December
	2022	2021	2020
Profit for the period	4,174,749	4,330,581	4,508,466
Add/(Less):
Income tax expense	(1,615,297)	572,320	919,742
Finance income	(2,488,913)	(7,020,529)	(5,266,058)
Finance costs	7,630,882	13,369,520	8,274,974
Other income	(231,013)	(227,604)	(140,944)
Other expenses	902,726	1,234,219	1,657,083
Monetary (gain) loss	(4,713,822)	(2,915,848)	534,673
Depreciation and amortization	21,597,374	20,575,152	18,758,198
Share of loss/(gain) of equity accounted investees	(316,934)	(116,101)	20,934
Consolidated adjusted EBITDA	24,939,752	29,801,710	29,267,068

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

5.    Segment information (continued)

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December	31 December	31 December
	2022	2021	2020
Revenues
Turkiye	55,259,493	64,458,713	63,976,147
Ukraine	4,807,505	4,652,353	4,025,909
Belarus	934,675	834,964	883,793
Turkish Republic of Northern Cyprus	518,935	582,418	550,844
Netherlands	23,666	32,548	64,521
Germany	—	—	1,551
	61,544,274	70,560,996	69,502,765

Non-current assets
Turkiye	85,880,431	88,359,223	84,384,532
Ukraine	7,678,128	12,745,754	9,076,810
Belarus	746,265	810,199	592,076
Turkish Republic of Northern Cyprus	987,144	724,345	745,661
Unallocated non-current assets	401,294	92,587	342,622
	95,693,262	102,732,108	95,141,701

6.    Revenue

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Telecommunication services	44,543,684	51,769,147	6,067,959	5,806,576	—	—	—	—	(103,858)	(127,973)	50,507,785	57,447,750
Equipment revenues	2,499,908	2,495,278	151,310	217,483	—	—	4,179,573	5,763,575	(23,522)	(99,999)	6,807,269	8,376,337
Revenue from financial services	—	—	—	—	2,151,676	2,154,951	—	—	(160,730)	(123,026)	1,990,946	2,031,925
Call center revenues	103,132	93,157	46,262	78,948	—	—	901,561	1,086,174	(114,459)	(124,439)	936,496	1,133,840
Other	161,868	268,265	164,232	168,010	—	—	3,147,449	2,724,178	(2,171,771)	(1,589,309)	1,301,778	1,571,144
Total	47,308,592	54,625,847	6,429,763	6,271,017	2,151,676	2,154,951	8,228,583	9,573,927	(2,574,340)	(2,064,746)	61,544,274	70,560,996

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

6.    Revenue (continued)

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	51,769,147	52,039,191	5,806,576	5,174,308	—	—	—	—	(127,973)	(137,940)	57,447,750	57,075,559
Equipment revenues	2,495,278	2,415,492	217,483	280,218	—	—	5,763,575	5,284,622	(99,999)	(49,118)	8,376,337	7,931,214
Revenue from financial services	—	—	—	—	2,154,951	2,042,264	—	—	(123,026)	(32,914)	2,031,925	2,009,350
Call center revenues	93,157	82,888	78,948	77,269	—	—	1,086,174	997,013	(124,439)	(123,157)	1,133,840	1,034,013
Other	268,265	262,390	168,010	190,592	—	—	2,724,178	2,346,182	(1,589,309)	(1,346,535)	1,571,144	1,452,629
Total	54,625,847	54,799,961	6,271,017	5,722,387	2,154,951	2,042,264	9,573,927	8,627,817	(2,064,746)	(1,689,664)	70,560,996	69,502,765

	31 December 2022
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	44,543,684	6,067,959	—	—	(103,858)	50,507,785
At a point in time	383,020	47,884	—	—	(385)	430,519
Over time	44,160,664	6,020,075	—	—	(103,473)	50,077,266
Equipment Related	2,499,908	151,310	—	4,179,573	(23,522)	6,807,269
At a point in time	2,231,582	151,310	—	4,179,573	(23,522)	6,538,943
Over time	268,326	—	—	—	—	268,326
Revenue from financial operations	—	—	2,151,676	—	(160,730)	1,990,946
At a point in time	—	—	984,232	—	(160,726)	823,506
Over time	—	—	1,167,444	—	(4)	1,167,440
Call Center	103,132	46,262	—	901,561	(114,459)	936,496
At a point in time	—	—	—	—	—	—
Over time	103,132	46,262	—	901,561	(114,459)	936,496
Other	161,868	164,232	—	3,147,449	(2,171,771)	1,301,778
At a point in time	7,188	4,077	—	55,589	(20,520)	46,334
Over time	154,680	160,155	—	3,091,860	(2,151,251)	1,255,444
Total	47,308,592	6,429,763	2,151,676	8,228,583	(2,574,340)	61,544,274
At a point in time	2,621,790	203,271	984,232	4,235,162	(205,153)	7,839,302
Over time	44,686,802	6,226,492	1,167,444	3,993,421	(2,369,187)	53,704,972

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

6.    Revenue (continued)

	31 December 2021
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	51,769,147	5,806,576	—	—	(127,973)	57,447,750
At a point in time	523,843	42,850	—	—	(2)	566,691
Over time	51,245,304	5,763,726	—	—	(127,971)	56,881,059
Equipment Related	2,495,278	217,483	—	5,763,575	(99,999)	8,376,337
At a point in time	2,022,617	217,483	—	5,763,575	(99,999)	7,903,676
Over time	472,661	—	—	—	—	472,661
Revenue from financial operations	—	—	2,154,951	—	(123,026)	2,031,925
At a point in time	—	—	843,357	—	(123,026)	720,331
Over time	—	—	1,311,594	—	—	1,311,594
Call Center	93,157	78,948	—	1,086,174	(124,439)	1,133,840
At a point in time	—	—	—	—	—	—
Over time	93,157	78,948	—	1,086,174	(124,439)	1,133,840
Other	268,265	168,010	—	2,724,178	(1,589,309)	1,571,144
At a point in time	11,256	577	—	91,866	(6,034)	97,665
Over time	257,009	167,433	—	2,632,312	(1,583,275)	1,473,479
Total	54,625,847	6,271,017	2,154,951	9,573,927	(2,064,746)	70,560,996
At a point in time	2,557,716	260,910	843,357	5,855,441	(229,061)	9,288,363
Over time	52,068,131	6,010,107	1,311,594	3,718,486	(1,835,685)	61,272,633

	31 December 2020
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	52,039,191	5,174,308	—	—	(137,940)	57,075,559
At a point in time	622,685	33,131	—	—	—	655,816
Over time	51,416,506	5,141,177	—	—	(137,940)	56,419,743
Equipment Related	2,415,492	280,218	—	5,284,622	(49,118)	7,931,214
At a point in time	2,198,044	280,218	—	5,284,622	(49,118)	7,713,766
Over time	217,448	—	—	—	—	217,448
Revenue from financial operations	—	—	2,042,264	—	(32,914)	2,009,350
At a point in time	—	—	585,555	—	(32,914)	552,641
Over time	—	—	1,456,709	—	—	1,456,709
Call Center	82,888	77,269	—	997,013	(123,157)	1,034,013
At a point in time	—	—	—	—	—	—
Over time	82,888	77,269	—	997,013	(123,157)	1,034,013
Other	262,390	190,592	—	2,346,182	(1,346,535)	1,452,629
At a point in time	22	20,414	—	127,534	(9,740)	138,230
Over time	262,368	170,178	—	2,218,648	(1,336,795)	1,314,399
Total	54,799,961	5,722,387	2,042,264	8,627,817	(1,689,664)	69,502,765
At a point in time	2,820,751	333,763	585,555	5,412,156	(91,772)	9,060,453
Over time	51,979,210	5,388,624	1,456,709	3,215,661	(1,597,892)	60,442,312

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

7.    Other income and expense

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2022	2021	2020
Share Income	63,440	84,803	16,047
Rent income	23,511	22,668	21,136
Non-interest income from banks	10,435	17,030	21,335
Other	133,627	103,103	82,426
Other income	231,013	227,604	140,944

Revaluation tax expense (*)	(259,070)	(277,184)	—
Donation expenses	(168,723)	(168,997)	—
Litigation expenses	(139,101)	(667,297)	(898,074)
Loss on modification of lease contract	(104,634)	(89,796)	(27,091)
Loss on sale of fixed assets	(22,714)	57,506	(187,762)
Restructuring cost	(8,383)	(10,951)	(31,966)
Supplementary contributions to retailers	(3,026)	(7,079)	(108,948)
Subscriber returns (**)	—	—	(54,405)
Other	(197,075)	(70,421)	(348,837)
Other expense	(902,726)	(1,234,219)	(1,657,083)
(*)	It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets in the statutory books.
(**)

It consists of the transfer of the expired portion of the returns that cannot be made to the subscribers due to various reasons despite the performance of all obligations specified in the legislation, to the Evrensel Fund.

8.    Employee benefit expenses

	31 December 2022	31 December 2021	31 December 2020
Wages and salaries (*)	6,319,471	6,795,403	6,681,680
Employee termination benefits (**)	84,262	99,102	91,099
Defined contribution plans	64,309	66,401	70,379
	6,468,042	6,960,906	6,843,158
(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of employee termination benefits for the years ended 31 December 2022, 2021 and 2020 amounting to TL 1,107,508, TL 328,711 and TL 117,779 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

9.    Finance income and costs

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2022	2021	2020
Interest income	1,377,562	1,366,532	859,995
Currency protected time deposit	1,055,227	—	—
Cash flow hedges – reclassified to profit or loss	—	3,539,243	3,363,094
Net fair value gains on derivative financial instruments and interest	—	2,040,291	986,699
Other	56,124	74,463	56,270
Finance income	2,488,913	7,020,529	5,266,058

Net foreign exchange losses	(4,287,397)	(11,189,399)	(6,126,969)
Net interest expenses for financial assets and liabilities measured at amortized cost	(3,018,800)	(2,116,574)	(2,078,171)
Net fair value losses on derivative financial instruments and interest	(3,993,810)	—	—
Cash flow hedges - reclassified to profit or loss	3,795,332	—	—
Other	(126,207)	(63,547)	(69,834)
Finance costs	(7,630,882)	(13,369,520)	(8,274,974)
Monetary gain (loss)	4,713,822	2,915,848	(534,673)
Net finance costs	(428,147)	(3,433,143)	(3,543,589)

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

Interest income and expense on financial assets measured at amortized cost are shown as netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 750,574, TL (3,769,374), TL 786,166, TL (2,902,741), and TL 675,150, TL (2,753,321) for the years ended 31 December 2022, 2021 and 2020, respectively.

Foreign exchange gains and losses are shown as netted of on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 9,651,689, TL (13,939,086), TL 17,135,545, TL (28,324,944) and TL 6,010,064, TL (12,137,033) for the years ended 31 December 2022, 2021 and 2020, respectively.

10.   Income tax expense

	31 December	31 December	31 December
	2022	2021	2020
Current income tax expense	(532,112)	(1,180,331)	(1,737,951)
Deferred income tax expense	2,147,409	608,011	818,209
Total income tax expense	1,615,297	(572,320)	(919,742)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

10.  Income tax expense (continued)

Income tax relating to each component of other comprehensive income

		Tax (expense) /
31 December 2022	Before tax	benefit	Net of tax
Foreign currency translation differences	(454,364)	(538,429)	(992,793)
Change in cash flow hedge reserve	1,387,863	(54,521)	1,333,342
Change in cost of hedging reserve	(1,317,371)	263,474	(1,053,897)
Fair value reserve	(74,041)	21,841	(52,200)
Hedges of net investments in foreign operations	(316,150)	267,116	(49,034)
Remeasurements of employee termination benefits	(1,107,508)	220,835	(886,673)
	(1,881,571)	180,316	(1,701,255)

		Tax (expense) /
31 December 2021	Before tax	benefit	Net of tax
Foreign currency translation differences	4,348,030	(1,414,596)	2,933,434
Change in cash flow hedge reserve	599,593	(52,780)	546,813
Change in cost of hedging reserve	(2,354,211)	470,843	(1,883,368)
Fair value reserve	(116,813)	23,162	(93,651)
Hedges of net investments in foreign operations	(2,358,725)	511,987	(1,846,738)
Remeasurements of employee termination benefits	(328,711)	65,798	(262,913)
	(210,837)	(395,586)	(606,423)

		Tax (expense) /
31 December 2020	Before tax	benefit	Net of tax
Foreign currency translation differences	602,969	17,277	620,246
Change in cash flow hedge reserve	121,188	(10,301)	110,887
Change in cost of hedging reserve	(1,168,074)	220,269	(947,805)
Fair value reserve	(6,363)	1,245	(5,118)
Hedges of net investments in foreign operations	(810,674)	162,477	(648,197)
Remeasurements of employee termination benefits	(117,779)	23,452	(94,327)
	(1,378,733)	414,419	(964,314)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

10.  Income tax expense (continued)

Reconciliation of income tax expense

	31 December	31 December	31 December
	2022	2021	2020
Profit from continuing operations before income tax expense	2,559,452	4,902,901	5,428,208
Profit before income tax expense	2,559,452	4,902,901	5,428,208

Tax at the Turkiye’s tax rate	(588,674)	(1,225,726)	(1,194,206)
Difference in overseas tax rates	119,988	25,863	(7,971)
Effect of exemptions (*)	754,032	361,465	226,745
Previously unrecognized tax losses used to reduce deferred tax expense (**)	—	—	1,488,420
Utilization of previously unrecognized tax losses	—	—	15,080
Effect of amounts which are not deductible and permanent differences	(237,579)	(748,345)	(278,604)
Change in unrecognized deferred tax assets (***)	(333,765)	(17,970)	(47,094)
Adjustments for current tax of prior years	9,684	(8,402)	62,457
Effect of increase in corporate tax rate in Turkiye	235,539	430,575	—
Tax effect of investment in associate and joint venture	(47,467)	(17,436)	(5,852)
Inflation adjustments (****)	1,705,480	624,162	(1,181,611)
Other	(1,941)	3,494	2,894
Total income tax expense	1,615,297	(572,320)	(919,742)
(*)	Effect of exemptions mainly consist of R&D discounts.
(**)

Mainly comprises the deferred tax credit of TL 1,488,420 which relates to the carried-forward tax losses of lifecell. lifecell has recorded positive taxable profits for the year ended 31 December 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date.

(***) Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

(****) Mainly comprises of adjustments in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2022.

On 22 April 2021, a temporary article is added to the Turkiye’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

However, with the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies The corporate tax rate for pension companies has been permanently increased to 25%, and this change will be valid for returns to be submitted after 1 July 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

10.  Income tax expense (continued)

Reconciliation of income tax expense (continued)

In Turkiye, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

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

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale.

7352 Law on amending the Tax Procedure Law and Corporate Tax Law was enacted on 20 January 2022. It has been decided that the statutory financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the statutory financial statements dated 31 December 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

11.  Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2022, 2021 and 2020 is as follows:

Cost of revenue:

	31 December	31 December	31 December
	2022	2021	2020
Depreciation and amortization (*)	(21,597,374)	(20,575,152)	(18,758,198)
Cost of goods sold	(6,693,344)	(8,584,046)	(8,075,167)
Share of Turkish Treasury	(4,728,050)	(5,657,992)	(5,810,224)
Employee benefit expenses	(3,815,409)	(4,195,473)	(4,167,385)
Interconnection and termination expenses	(3,686,961)	(5,059,269)	(5,334,096)
Radio expenses	(3,321,977)	(2,338,402)	(2,180,061)
Frequency expenses	(1,732,796)	(2,074,047)	(2,131,291)
Transmission expenses	(944,252)	(1,020,740)	(1,022,287)
Roaming expenses	(700,366)	(648,512)	(509,777)
Universal service fund	(658,658)	(778,671)	(794,008)
Cost of revenue from financial services (**)	(646,675)	(444,372)	(325,060)
Maintenance and repair expenses	(466,780)	(522,772)	(477,561)
Datacenter expenses	(398,871)	(136,566)	(120,423)
Utility expenses	(290,733)	(160,877)	(150,456)
Others	(3,331,159)	(3,379,584)	(3,255,699)
	(53,013,405)	(55,576,475)	(53,111,693)
(*)

As at 31 December 2022, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 154,579 (31 December 2021: TL 164,274 and 31 December 2020: 110,712).

(**)

As at 31 December 2021, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 80,284 (31 December 2021: TL 62,841 and 31 December 2020: TL 43,427).

Selling and marketing expenses:

	31 December	31 December	31 December
	2022	2021	2020
Employee benefit expenses	(1,415,584)	(1,511,353)	(1,498,301)
Marketing expenses	(1,171,048)	(1,429,118)	(1,213,753)
Selling expenses	(261,070)	(318,709)	(412,084)
Others	(209,546)	(206,342)	(136,171)
	(3,057,248)	(3,465,522)	(3,260,309)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

11.  Expenses by nature (continued)

Administrative expenses:

	31 December	31 December	31 December
	2022	2021	2020
Employee benefit expenses	(1,156,765)	(1,191,239)	(1,134,045)
Consultancy expenses	(141,233)	(177,743)	(126,092)
Service expenses	(92,798)	(86,289)	(139,431)
Maintenance and repair expenses	(55,217)	(54,160)	(48,960)
Collection expenses	(54,646)	(75,178)	(124,013)
Travel and entertainment expenses	(39,252)	(32,921)	(40,394)
Utility expenses	(28,409)	(18,452)	(20,143)
Others	(154,218)	(133,957)	(143,064)
	(1,722,538)	(1,769,939)	(1,776,142)

Net impairment losses on financial and contract assets:

	31 December	31 December	31 December
	2022	2021	2020
Net impairment losses on financial and contract assets	(408,705)	(522,502)	(845,751)
	(408,705)	(522,502)	(845,751)

12.   Property, plant and equipment

					Acquisition
					through	Impairment	Transfer to	Effects of	Balance at
	Balance at				business	expenses/	investment	movements in	31 December
Cost	1 January 2022	Additions	Disposals	Transfers	combination	(reversals)	property	exchange rates	2022
Network infrastructure (All operational)	114,220,373	3,675,139	(1,948,331)	4,255,134	—	—	—	(5,576,761)	114,625,554
Land and buildings	6,511,811	336,763	(1,848)	2,118	—	—	(515,515)	(262,453)	6,070,876
Equipment, fixtures and fittings	6,653,267	715,369	(309,541)	69,811	—	—	—	(269,645)	6,859,261
Motor vehicles	110,845	—	(1,305)	569	—	—	—	(4,876)	105,233
Leasehold improvements	2,275,641	29,313	(22,887)	646	—	—	—	(12,056)	2,270,657
Electricity production power plant	207,730	—	—	—	—	—	—	—	207,730
Construction in progress	2,076,725	4,719,203	(36,612)	(4,328,278)	—	7,053	—	(119,549)	2,318,542
Total	132,056,392	9,475,787	(2,320,524)	—	—	7,053	(515,515)	(6,245,340)	132,457,853

Accumulated depreciation
Network infrastructure (All operational)	75,734,431	7,786,214	(1,406,732)	—	—	184,488	—	(3,335,082)	78,963,319
Land and buildings	1,543,428	231,593	—	—	—	211	(443,753)	(128,666)	1,202,813
Equipment, fixtures and fittings	6,329,636	1,049,719	(226,088)	—	—	7,978	—	(426,069)	6,735,176
Motor vehicles	97,040	7,000	(1,307)	—	—	—	—	(4,762)	97,971
Leasehold improvements	2,066,834	18,390	(22,103)	—	—	25	—	(8,900)	2,054,246
Electricity production power plant	3,881	10,455	—	—	—	—	—	340	14,676
Total	85,775,250	9,103,371	(1,656,230)	—	—	192,702	(443,753)	(3,903,139)	89,068,201

Net book value	46,281,142	372,416	(664,294)	—	—	(185,649)	(71,762)	(2,342,201)	43,389,652

Depreciation expenses for the years ended 31 December 2022, 2021 and 2020 amounting to TL 9,289,020, TL 8,614,585 and TL 7,795,684  respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2022, 2021 and 2020 are TL 185,649, TL 19,155 and TL 10,289, respectively and are recognized in depreciation expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

12.  Property, plant and equipment (continued)

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

					Acquisition
					through	Impairment	Transfer to	Effects of	Balance at
	Balance at				business	expenses/	investment	movements in	31 December
Cost	1 January 2021	Additions	Disposals	Transfers	combination	(reversals)	property	exchange rates	2021
Network infrastructure (All operational)	101,348,763	3,374,245	(1,563,970)	6,934,280	—	—	—	4,127,055	114,220,373
Land and buildings	6,301,550	258,509	(192,151)	342,969	—	—	(73,731)	(125,335)	6,511,811
Equipment, fixtures and fittings	6,363,251	348,012	(75,329)	69,642	56	—	—	(52,365)	6,653,267
Motor vehicles	110,320	4,391	(10,016)	—	312	—	—	5,838	110,845
Leasehold improvements	2,379,493	17,932	(133,088)	897	—	—	—	10,407	2,275,641
Electricity production power plant (Note 3)	—	—	—	—	207,730	—	—	-	207,730
Construction in progress	2,169,905	7,041,211	(13,491)	(7,350,422)	—	—	—	229,522	2,076,725
Total	118,673,282	11,044,300	(1,988,045)	(2,634)	208,098	—	(73,731)	4,195,122	132,056,392

Accumulated depreciation
Network infrastructure (All operational)	65,984,505	7,472,739	(1,393,279)	—	—	19,155	—	3,651,311	75,734,431
Land and buildings	1,589,022	197,383	(59,132)	—	—	—	(60,998)	(122,847)	1,543,428
Equipment, fixtures and fittings	5,600,830	891,642	(64,018)	—	—	—	—	(98,818)	6,329,636
Motor vehicles	91,980	9,316	(10,016)	—	—	—	—	5,760	97,040
Leasehold improvements	2,166,098	20,469	(128,479)	—	—	—	—	8,746	2,066,834
Electricity production power plant (Note 3)	—	3,881	—	—	—	—	—	-	3,881
Total	75,432,435	8,595,430	(1,654,924)	—	—	19,155	(60,998)	3,444,152	85,775,250

Net book value	43,240,847	2,448,870	(333,121)	(2,634)	208,098	(19,155)	(12,733)	750,970	46,281,142

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

13.  Intangible assets

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 105,766, TL 1,652,079 and TL 7,888,552, respectively (31 December 2021: TL 528,830, TL 1,927,424 and TL 12,066,197, respectively).

Lifecell

Lifecell has 9 operation licenses which are one 3G operation license, one long distance and international call and seven PSTN operation licenses in different regions. As of 31 December 2022, it has 23 licenses of radio frequency usage rights which are related to IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, microwave radio relay, and broad band radio access. Also, it has 3 NCD codes for mobile network, 29 permits for short numbers, 10 permits for SS-7 code (6 regional and 4 international), 1 permit for MNC, 8 permits for PSTN licenses in local regions. In addition, it has two service code authorization for alternative call forward about international and long distance calls and also has an authorization for “800” which is global telecommunication service. The net book value of lifecell’s licenses amounting TL 1,903,187 (31 December 2021: TL 3,374,507).

					Acquisition		Transfer
					through	Impairment	to	Effects of	Balance at
	Balance at				business	expenses/	investment	movements in	31 December
Cost	1 January 2022	Additions	Disposals	Transfers	combinations	(reversals)	property	exchange rates	2022
Telecommunication licenses	44,537,194	1,010	(35,159)	913	—	—	—	(1,928,883)	42,575,075
Computer software	54,337,016	3,507,682	(170,146)	206,757	—	—	—	239,663	58,120,972
Transmission line software	599,836	675	—	—	—	—	—	25,034	625,545
Indefeasible right of usage	614,600	—	—	—	—	—	—	—	614,600
Brand name	8,494	371	(331)	75	—	—	—	(1,756)	6,853
Customer base	39,513	—	—	—	—	—	—	(9,795)	29,718
Goodwill (*)	259,358	—	—	—	—	—	—	(4,611)	254,747
Subscriber acquisition cost	17,982,122	2,958,639	(67,744)	—	—	—	—	(176,035)	20,696,982
Electricity production license	472,366	—	—	—	—	—	—	(41,549)	430,817
Others	568,085	121,704	(445)	4	—	—	—	(10,802)	678,546
Construction in progress	77,332	178,484	(358)	(207,749)	—	—	—	(1,640)	46,069
Total	119,495,916	6,768,565	(274,183)	—	—	—	—	(1,910,374)	124,079,924

Accumulated amortization
Telecommunication licenses	26,744,794	2,745,221	(1,919)	—	—	307	—	(809,276)	28,679,127
Computer software	40,582,244	3,481,991	(165,602)	—	—	61,460	—	298,667	44,258,760
Transmission line software	608,013	19,352	—	—	—	(10,077)	—	(1,138)	616,150
Indefeasible right of usage	316,954	35,391	—	—	—	—	—	(450)	351,895
Brand name	16,716	71	(239)	—	—	—	—	(6,527)	10,021
Customer base	29,921	—	—	—	—	—	—	(8,648)	21,273
Subscriber acquisition cost	9,613,733	3,040,853	(67,744)	—	—	—	—	(225,559)	12,361,283
Electricity production license	5,556	—	—	—	—	—	—	475	6,031
Others	358,699	94,706	(445)	—	—	331	—	(1,240)	452,051
Total	78,276,630	9,417,585	(235,949)	—	—	52,021	—	(753,696)	86,756,591

Net book value	41,219,286	(2,649,020)	(38,234)	—	—	(52,021)	—	(1,156,678)	37,323,333
(*)

As of 31 December 2022, the consolidated financial statements include goodwill amounting to TL 230,729, TL 16,840 and TL 7,178 regarding Turkcell Superonline, Boyut Enerji (Note 3) and Yaani respectively. (31 December 2021: TL 259,358). No impairment test for goodwill has been performed due to immaterial to consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

13.  Intangible assets (continued)

					Acquisition		Transfer
					through	Impairment	to	Effects of	Balance at
	Balance at				business	expenses/	investment	movements in	31 December
Cost	1 January 2021	Additions	Disposals	Transfers	combinations	(reversals)	property	exchange rates	2021
Telecommunication licenses	42,990,656	23,495	(1,363)	30	—	—	—	1,524,376	44,537,194
Computer software	49,011,971	4,104,823	(131,366)	224,077	—	—	—	1,127,511	54,337,016
Transmission line software	575,290	1,460	—	—	—	—	—	23,086	599,836
Indefeasible right of usage	629,874	—	(15,274)	—	—	—	—	—	614,600
Brand name	5,461	877	(79)	972	—	—	—	1,263	8,494
Customer base	48,546	—	—	—	—	—	—	(9,033)	39,513
Goodwill (*)	246,770	—	—	—	16,840	—	—	(4,252)	259,358
Subscriber acquisition cost	14,408,912	3,654,236	(93,085)	—	—	—	—	12,059	17,982,122
Electricity production license (Note 3)	—	—	—	—	366,167	—	—	106,199	472,366
Others	585,130	127,884	—	(751)	—	—	—	(144,178)	568,085
Construction in progress	58,724	241,080	(1,554)	(221,694)	—	—	—	776	77,332
Total	108,561,334	8,153,855	(242,721)	2,634	383,007	—	—	2,637,807	119,495,916

Accumulated amortization
Telecommunication licenses	23,535,770	2,721,001	(1,363)	—	—	43	—	489,343	26,744,794
Computer software	36,137,696	3,598,873	(126,364)	—	—	347	—	971,692	40,582,244
Transmission line software	596,578	14,792	—	—	—	—	—	(3,357)	608,013
Indefeasible right of usage	278,139	39,231	—	—	—	—	—	(416)	316,954
Brand name	22,066	53	(54)	—	—	—	—	(5,349)	16,716
Customer base	37,897	—	—	—	—	—	—	(7,976)	29,921
Subscriber acquisition cost	7,059,672	2,626,391	(93,085)	—	—	—	—	20,755	9,613,733
Electricity production license (Note 3)	—	5,556	—	—	—	—	—	—	5,556
Others	239,000	114,922	—	—	—	—	—	4,777	358,699
Total	67,906,818	9,120,819	(220,866)	—	—	390	—	1,469,469	78,276,630

Net book value	40,654,516	(966,963)	(21,855)	2,634	383,007	(390)	—	1,168,337	41,219,286

Amortization expenses for the years ended 31 December 2022, 2021 and 2020 amounting to TL 9,469,606, TL 9,121,209 and TL 8,090,085, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2022, 2021 and 2020 are TL 52,021, TL 390 and none, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 637,977 for the year ended 31 December 2022 (31 December 2021: TL 620,081). Research and development expenses for the years ended 31 December 2022, 2021 and 2020 amounting to TL 50,263, TL 89,898 and TL 175,114, respectively are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

14.  Impairment of assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset’s recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed using the assumption that Lifecell was the CGU. As of 31 December 2022, the recoverable amount of Lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized. (31 December 2021: No indication of impairment was found in any CGU of the Group and no impairment test was performed).

Sensitivity analysis was performed on the change in weighted average cost of capital (WACC) by +0.5%/- 0.5%. Besides, considering of the potential effect of Ukraine-Russia war on Lifecell’s business plans, sensitivity analysis was performed on the change in subscribers, average revenue per user (ARPU) and EBITDA margin by 1.0%-5.0%. No material sensitivity has been noted.

As of 31 December 2022, the assumptions used in recoverable amount calculations of Lifecell were:

Impairment test was performed based on Lifecell’s business plans covering a six-year period. A post-tax WACC rate of 37.7% - 39.0% for the period from 2023 to 2028, and a terminal growth rate of 5.0% were used.

15.  Investment properties

	31 December	31 December
	2022	2021
Cost
Opening balance	399,412	325,682
Disposal	(226,333)	—
Transfer from property, plant and equipment	515,515	73,730
Closing balance	688,594	399,412

Accumulated depreciation
Opening balance	289,507	223,015
Transfer from property, plant and equipment	443,753	60,997
Depreciation and impairment charges during the year	20,894	5,495
Disposal	(174,246)	—
Closing balance	579,908	289,507

Net book value	108,686	109,905

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

15.  Investment properties (continued)

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2022 is TL 14,690 (31 December 2021: TL 14,445 and 31 December 2020: TL 17,932). There is no direct operating expenses for investment properties during the year ended 31 December 2022 (31 December 2021: None and 31 December 2020: TL 706).

The Group’s investment properties and their fair values at 31 December 2022 and 2021 are as follows:

31 December 2022	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	—	—	98,860	Discounted cash flow
Investment properties in Ankara	—	58,500	—	Market approach
Investment properties in Adana	—	13,000	—	Market approach
Investment properties in Istanbul	—	6,500	—	Market approach
Investment properties in Aydın	—	8,650	—	Market approach
Total	—	86,650	98,860

31 December 2021	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	—	—	86,611	Discounted cash flow
Investment properties in Ankara	—	53,084	—	Market approach
Investment properties in Adana	—	11,014	—	Market approach
Investment properties in Istanbul	—	6,185	—	Market approach
Investment properties in Aydın	—	5,914	—	Market approach
Total	—	76,197	86,611

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

16.  Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2022 and 31 December 2021 and depreciation and amortization expenses for the years ended 31 December 2022 and 31 December 2021 are as follows:

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2022	3,365,539	698,361	550,798	303,359	229,882	5,147,939	101,887	1,037,576	1,139,463	6,287,402
Depreciation and amortization charge for the year	(1,509,534)	(167,666)	(656,457)	(113,933)	(198,856)	(2,646,446)	(52,795)	(118,613)	(171,408)	(2,817,854)
Balance at 31 December 2022	2,817,713	692,471	137,618	182,387	204,070	4,034,259	218,770	635,095	853,865	4,888,124

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2021	3,164,707	787,408	536,723	379,838	277,932	5,146,608	67,776	843,580	911,356	6,057,964
Depreciation and amortization charge for the year	(1,533,051)	(167,312)	(674,374)	(113,338)	(203,611)	(2,691,686)	(44,576)	(97,601)	(142,177)	(2,833,863)
Balance at 31 December 2021	3,365,539	698,361	550,798	303,359	229,882	5,147,939	101,887	1,037,576	1,139,463	6,287,402

As at 31 December 2022, the Company has additions to right-of-use assets amounting to TL 2,315,038 (31 December 2021: TL 3,247,709) and interest expense on lease liabilities amounting to TL 552,931 (31 December 2021: TL 701,866). Depreciation and amortization expenses amounting to TL 2,817,854 (31 December 2021: TL 2,833,863) are recognized in cost of revenues.

17.  Other assets

	31 December	31 December
Other non-current assets	2022	2021
Advances given for property, plant and equipment	2,528,736	1,469,943
Deposits and guarantees given	374,454	267,630
Prepaid expenses	267,827	367,778
VAT receivable	50,666	27,975
Others	36,222	589
	3,257,905	2,133,915

Other current assets	31 December 2022	31 December 2021
VAT receivable	585,060	148,902
Prepaid expenses	457,493	324,043
Prepaid taxes	446,892	322,000
Blocked deposits	162,593	—
Receivables from the Ministry of Transport and Infrastructure of Turkiye	137,734	503,989
Advances given to suppliers	112,590	178,623
Receivables from tax office	1,904	20,166
Others	32,125	52,195
	1,936,391	1,549,918

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

18.  Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2022 and 2021 are attributable to the following:

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Property, plant and equipment and intangible assets	656,127	742,489	(7,594,619)	(8,499,580)	(6,938,492)	(7,757,091)
Derivative instruments	30,228	10,157	(547,459)	(859,238)	(517,231)	(849,081)
Reserve for employee termination benefits and provisions	455,742	387,096	(7,746)	(31,666)	447,996	355,430
Trade and other payables	43,771	74,097	(79,224)	(2,305)	(35,453)	71,792
Tax losses carried forward	2,313,498	1,898,763	—	—	2,313,498	1,898,763
Tax allowances	96,978	101,671	(661)	(2,967)	96,317	98,704
Other assets and liabilities (*)	996,285	938,530	(161,281)	(222,411)	835,004	716,119
Deferred tax assets/(liabilities)	4,592,629	4,152,803	(8,390,990)	(9,618,167)	(3,798,361)	(5,465,364)
Offsetting	(2,934,339)	(1,846,236)	2,934,339	1,846,236	—	—
Net deferred tax assets/(liabilities)	1,658,290	2,306,567	(5,456,651)	(7,771,931)	(3,798,361)	(5,465,364)
(*)	Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2022 and 2021 were as follows:

	2022	2021
Opening balance, net	(5,465,364)	(6,161,065)
Income statement charge	2,147,409	608,011
Tax charge relating to components of other comprehensive income	180,316	(395,586)
Acquisition through business combinations	—	(80,090)
Inflation adjustment	(706,675)	(376,795)
Exchange differences	45,953	940,161
Closing balance, net	(3,798,361)	(5,465,364)

The Group did not recognize deferred income tax assets of TL 1,398,834 (31 December 2021: TL 1,714,727) in respect of tax losses amounting to TL 7,270,241 (31 December 2021: TL 9,065,459) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by BeST.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

18.  Deferred tax assets and liabilities (continued)

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2023	483,247
2024	826,727
2025	2,903,840
2026	227,219
2027	1,849,040
2028	411,144
2030	182,827
2031	227,175
Indefinite	159,022
Total	7,270,241

19.  Trade receivables

	31 December	31 December
	2022	2021
Receivables from subscribers	3,897,783	4,226,225
Undue assigned contracted receivables	2,247,674	1,878,484
Accounts and notes receivable	519,605	723,740
	6,665,062	6,828,449

Trade receivables are shown net of provision for impairment amounting to TL 620,074 as at 31 December 2022 (31 December 2021: TL 1,024,206). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 442,520 and TL 395,219 at 31 December 2022 and 2021, respectively.

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

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 198,628 (31 December 2021: TL 278,552) is presented under non-current trade receivable amounted to TL 298,759 (31 December 2021: TL 421,256).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

20.  Receivables from financial services

	31 December	31 December
	2022	2021
Non-current receivables from financial services	285,138	225,968
Current receivables from financial services	3,276,788	3,309,416
	3,561,926	3,535,384

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

21.  Contract assets

	31 December	31 December
	2022	2021
Non-current contract assets	67,054	110,890
Current contract assets	1,888,942	1,938,769
	1,955,996	2,049,659

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group’s right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22.  Inventories

As of 31 December 2022, inventories amounting to TL 300,406 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2021: TL 458,723).

23.  Cash and cash equivalents

	31 December	31 December
	2022	2021
Cash in hand	359	302
Banks	25,989,168	30,621,214
- Demand deposits	2,184,052	5,002,305
- Time deposits	20,100,956	25,618,909
- Receivables from reverse repo	3,704,160	—
Impairment loss provision	(28,853)	(20,281)
	25,960,674	30,601,235

As of 31 December 2022, the average effective interest rates of TL, USD, EUR and RMB time deposits are 22.8%, 2.4%, 2.6% and 0.3% (31 December 2021: 27.7%, 1.3%, 0.5% and 0.3%) respectively.

As of 31 December 2022, average maturity of time deposits is 22 days (31 December 2021: 29 days).

As of 31 December 2022, the effective interest rates of USD and EUR receivables from reverse repo are 3.0% and 2.8% respectively. As of 31 December 2022, average maturity of receivables from reverse repo is 23 days.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

24.  Financial assets

The details of financial assets as of 31 December 2022 and 2021 are as follows:

	31 December 2022		31 December 2021
	Non-		Non-
	current	Current	current	Current
Amortized cost	—	748,665	—	6,840
- Time deposits with maturity of more than three months	—	748,665	—	6,840
Fair value through profit or loss	258,627	4,034,897	—	—
- Currency protected time deposits (**)	—	4,034,897	—	—
- Investment funds (***)	258,627	—	—	—
Fair value through other comprehensive income	1,850,830	—	2,261,409	84,049
- Listed debt securities (*)	1,850,830	—	2,261,409	84,049
	2,109,457	4,783,562	2,261,409	90,889

(*)Listed debt securities are classified as financial assets at fair value through other comprehensive income.

(**)

In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks’ balance sheets, the foreign currency protected deposit and participation account (“CPTD”) scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye (“MoTF”). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 123,300 and EUR 73,300 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

	Fair Values

	31 December	31 December	Fair value
	2022	2021	hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	1,850,830	2,345,458	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	19,982	—	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	4,034,897	—	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	238,645	—	Level 3	Pricing models based on discounted cash flow
	6,144,354	2,345,458

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

24.  Financial assets (continued)

As of 31 December 2022 and 2021, the notional and fair value amounts of listed debt securities are as follows:

31 December 2022
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
EUR	24,000	472,022	16 February 2026
EUR	15,000	279,082	8 July 2027
EUR	5,000	99,975	11 April 2023
USD	3,700	73,314	31 March 2025
USD	21,000	391,211	14 July 2023
USD	18,000	308,358	25 March 2027
USD	5,000	97,785	13 November 2025
USD	3,000	55,835	25 January 2023
USD	1,000	18,540	10 August 2024
USD	50,000	54,708	Indefinite
Total listed debt securities		1,850,830

31 December 2021
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
EUR	3,277	51,494	16 February 2026
EUR	24,951	356,258	8 July 2027
TL	39,937	42,025	2 March 2022
TL	39,602	42,025	2 March 2022
USD	34,497	469,839	14 July 2023
USD	1,636	22,142	10 August 2024
USD	32,565	412,244	14 October 2025
USD	3,561	45,330	26 January 2026
USD	41,067	525,456	22 June 2026
USD	30,341	378,645	25 March 2027
Total listed debt securities		2,345,458

As of 31 December 2022 and 2021, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2022
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	949,475	1,236,256	10 May 2023
TL	704,109	950,130	27 February 2023
TL	701,033	820,390	15 August 2023
TL	436,793	511,377	16 August 2023
TL	230,364	299,793	11 May 2023
TL	185,454	216,951	2 October 2023
Total currency protected time deposits		4,034,897

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

24.  Financial assets (continued)

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December	31 December
	2022	2021	2020
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(74,041)	(116,813)	(6,363)
Related to financial assets, tax effect	21,841	23,162	1,245
	(52,200)	(93,651)	(5,118)

25.  Equity

Share capital

As at 31 December 2022, share capital represents 2,200,000,000 (31 December 2021: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2022		31 December 2021
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		2,200,000		2,200,000

Inflation adjustment to share capital		17,423,702		17,423,702
Inflation adjusted capital		19,623,702		19,623,702

As at 31 December 2022, total number of shares pledged as security is 995,509 (2021: 995,509).

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

Treasury shares

During 2022, there are not any shares buyback transactions executed. (2021: None). Treasury shares are recognized by deducting from equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

25.  Equity (continued)

Dividends

Turkcell:

At the General Assembly held on 16 June 2022, it was decided to distribute gross TL 1,451,412 part of the distributable profit of the Company for the year ended 31 December 2021 to the shareholders on 26 July 2022 in cash, as 0.5717 gross for each share with a nominal value of 1 TL. The amount was paid to the shareholders on the relevant date (31 December 2021: TL 5,481,535).

26.  Earnings per share

	2022	2021	2020
Numerator:
Profit attributable to owners of the Company	4,175,708	4,330,466	4,502,823
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	1.9	2.0	2.1

Numerator:
Profit from continuing operations attributable to owners of the Company	4,175,708	4,330,466	4,502,823
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	1.9	2.0	2.1
(*)	Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

27.  Other non-current liabilities

	31 December	31 December
	2022	2021
Liabilities to BeST investment agreement (*)	663,338	—
Consideration payable in relation to the acquisition of BeST (**)	—	1,245,592
Consideration payable in relation to the acquisition of Boyut Enerji	3,275	5,380
Deferred revenue	4,972	9,846
Others	—	4,146
	671,585	1,264,964
(*)

The transfer of ownership of BeST’s 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 1,869,830 as of 31 December 2022) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2031.

(**)

Consideration payable (conditional consideration) in relation to acquisition of BeST in 2008 was recognized at fair value within the scope of IFRS 3. The assumptions used in the fair value calculation are explained in Note 35. On 30 November 2022, the relevant contract was canceled by mutual agreement and an investment agreement was signed instead of the relevant contract.

28.  Loans and borrowings

	31 December	31 December
Long-term borrowings	2022	2021
Unsecured bank loans	15,653,823	21,493,931
Secured bank loans	2,291,239	445,938
Lease liabilities	2,181,954	3,306,433
Debt securities issued	17,006,088	20,633,735
	37,133,104	45,880,037

	31 December	31 December
Short-term borrowings	2022	2021
Unsecured bank loans	12,870,508	11,279,424
Secured bank loans	845,629	396,565
Lease liabilities	873,277	1,467,021
Debt securities issued	2,131,832	1,392,244
	16,721,246	14,535,254

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. As of 31 December 2022, the Company has used USD 23,750 and USD 25,180 loan on 1 April 2022 and 3 June 2022, respectively, with a fixed interest rate of 1.53%.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

28.  Loans and borrowings (continued)

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020. As of 31 December 2022, the Company has used EUR 100,000 and EUR 52,876 loans on 26 April 2022 and 24 June 2022, respectively, with interest rate of 6M Euribor+2.29% for the EUR and RMB 40,000 and RMB 60,000 on 29 September 2022 and 29 November 2022 with interest rate of 5.15%.

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company purchased its debt securities issued with a total nominal value of USD 37,239 as at 31 December 2022.

Under CMB approval taken by The Company on 3 November 2022 for issuance of debt securities to TL 1,000,000, the Company has issued debt securities on 23 November 2022 amounting TL 500,000 with the maturity of 17 May 2023. The remained limit is TL 500,000 from TL 1,000,000 specified total limit.

Terms and conditions of outstanding loans are as follows:

			31 December 2022			31 December 2021
		Interest	Payment	Nominal	Carrying	Payment	Nominal	Carrying
	Currency	rate type	period	interest rate	amount	period	interest rate	amount
Unsecured Bank Loans	EUR	Floating	2023-2028	Euribor+2.0%-Euribor+2.3%	13,673,783	2022-2028	Euribor+1.9%-Euribor+2.3%	15,093,891
Unsecured Bank Loans	TL	Fixed	2023	12.4%-38.0%	7,782,214	2022	14.8%-29.0%	5,001,760
Unsecured Bank Loans	USD	Floating	2023-2026	Libor+1.7%-Libor 2.2%	3,982,309	2022-2028	Libor+2.1%-Libor+2.2%	5,977,856
Unsecured Bank Loans	RMB	Fixed	2023-2028	3.7%-5.5%	1,485,067	2022-2028	4.9%-5.2%	1,528,356
Unsecured Bank Loans	UAH	Fixed	2023-2024	10.0%-21.0%	1,429,174	2022-2024	8.0%-10.9%	2,813,482
Unsecured Bank Loans	EUR	Fixed	—	—	—	2022	1.7%	595,630
Unsecured Bank Loans	USD	Fixed	2023-2026	2.6%	171,784	2022-2030	3.8%	1,762,380
Secured bank loans	USD	Fixed	2023-2032	1.5%-3.8%	2,119,044	2022-2026	2.6%	250,785
Secured bank loans	USD	Floating	2023-2028	Libor+0.6% - Libor+1.6%	652,831	2022-2026	Libor+1.6% - Libor+1.9%	591,718
Secured bank loans	UAH	Fixed	2023	16.4%-19.5%	364,993	—	—	—
Debt securities issued	USD	Fixed	2023-2028	5.8%	18,013,208	2022-2028	5.8%	21,858,526
Debt securities issued	TL	Fixed	2023	20.3%-25.5%	1,124,712	2022	16.3%	167,453
Lease liabilities	TL	Fixed	2023-2048	9.8%-45.0%	1,207,596	2022-2048	9.8%-45.0%	2,073,820
Lease liabilities	UAH	Fixed	2023-2071	7.6%-47.7%	1,148,563	2022-2069	7.6%-25.7%	1,764,257
Lease liabilities	EUR	Fixed	2023-2034	1.0%-10.3%	309,670	2022-2034	1.0%-10.0%	498,172
Lease liabilities	BYN	Fixed	2023-2037	11.5%-20.0%	309,259	2022-2028	11.5%-15.8%	304,914
Lease liabilities	USD	Fixed	2023-2052	3.9%-11.5%	80,143	2022-2028	3.9%-10.9%	132,291

					53,854,350			60,415,291

29.  Employee benefits

	31 December	31 December
	2022	2021
Retirement pay liability provision	1,590,756	844,540
Unused vacation provision	199,275	165,082
	1,790,031	1,009,622

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

29.  Employee benefits (continued)

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2022	2021
Balance at 1 January	844,540	673,878
Service cost	101,752	126,088
Remeasurements	1,107,508	328,711
Interest expense	112,649	75,110
Benefit payments	(67,528)	(102,752)
Acquisition through business combinations	—	126
Inflation adjustment	(508,165)	(256,621)
Balance at 31 December	1,590,756	844,540

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2022	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(15.4)%	19.0%	18.9%	(15.6)%
Impact on provision for employee termination benefits	(244,976)	302,244	300,653	(248,158)

31 December 2021	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4)%	16.3%	16.5%	(13.8)%
Impact on provision for employee termination benefits	(113,169)	137,660	139,348	(116,546)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 64,309, TL 66,401 and TL 70,379 in relation to the defined contribution retirement plan for the years ended 31 December 2022, 2021 and 2020 respectively.

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

As of 31 December 2022 and 2021, the Group has not recognized any expenses regarding this plan.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

30.  Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2022 and 2021. The amount of deferred revenue is TL 129,900 and TL 209,802 as at 31 December 2022 and 2021, respectively.

31.  Contract liabilities

	31 December	31 December
	2022	2021
Long-term contract liabilities	757,697	730,816
Short-term contract liabilities	850,667	915,192
	1,608,364	1,646,008

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 915,192 (2021: TL 855,557).

The following table shows unsatisfied performance obligation result as of 31 December 2022;

	31 December	31 December
	2022	2021
Telecommunications service	1,844,463	2,440,585
Equipment revenues	849,574	1,743,132
	2,694,037	4,183,717

Management expects that 48% of the transaction price allocated to the unsatisfied contracts as of 31 December 2022 will be recognized as revenue during 2023. The remaining 52% will be recognized in next years.

32.  Provisions

Non-current provisions:

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2022	32,298	979,269	1,011,567
Provisions recognized	53,516	11,977	65,493
Payments	—	(7,120)	(7,120)
Unwinding of discount	—	80,896	80,896
Transfers to current provisions	(20,829)	—	(20,829)
Remeasurements	—	243,634	243,634
Effect of changes in exchange rates	—	49,481	49,481
Inflation adjustment	(17,292)	(437,101)	(454,393)
Balance at 31 December 2022	47,693	921,036	968,729

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

32.  Provisions (continued)

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2021	37,765	883,066	920,831
Provisions recognized	26,053	43,154	69,207
Payments	—	(6,165)	(6,165)
Unwinding of discount	—	75,805	75,805
Transfers to current provisions	(20,491)	—	(20,491)
Remeasurements	—	(753)	(753)
Effect of changes in exchange rates	—	292,025	292,025
Inflation adjustment	(11,029)	(307,863)	(318,892)
Balance at 31 December 2021	32,298	979,269	1,011,567

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

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 14.4% at 31 December 2022 (31 December 2021: 17.3%)

Current provisions:

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2022	110,094	832,258	942,352
Provisions recognized	(105)	1,072,523	1,072,418
Payments	(61,714)	(823,744)	(885,458)
Transfers from non-current provisions	20,829	—	20,829
Effect of changes in exchange rates	—	2,427	2,427
Inflation adjustment	(37,234)	(361,400)	(398,634)
Balance at 31 December 2022	31,870	722,064	753,934

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

32.  Provisions (continued)

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2021	566,970	841,973	1,408,943
Provisions recognized	444,966	1,324,163	1,769,129
Payments	(845,243)	(1,139,330)	(1,984,573)
Transfers from non-current provisions	20,491	—	20,491
Remeasurements	—	106	106
Effect of changes in exchange rates	4,824	76,243	81,067
Inflation adjustment	(81,914)	(270,897)	(352,811)
Balance at 31 December 2021	110,094	832,258	942,352
(*)	Includes share-based payment (Note 29).
(**)	Refer to Note 37.

33.  Trade and other payables

	31 December	31 December
Short-term trade and other payables	2022	2021
Payables to suppliers	6,898,414	7,582,037
Taxes payable	1,608,123	1,642,320
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	986,508	1,071,084
Accrued selling and marketing expenses	192,500	121,911
Others	642,877	622,677
	10,328,422	11,040,029

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

34.  Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2022 and 2021 are attributable to the following:

	31 December 2022		31 December 2021
	Assets	Liabilities	Assets	Liabilities
Held for trading	794,399	131,074	1,941,240	—
Derivatives used for hedge accounting	1,199,843	21,432	1,642,001	99,413
Total	1,994,242	152,506	3,583,241	99,413

At 31 December 2022, short-term derivative assets of TL 2,032,416 also include a net accrued interest income of TL 38,174 and the short-term derivative liabilities of TL 150,924 also includes a net accrued interest expense of TL 1,582.

At 31 December 2021, the short-term derivative assets of TL 3,500,700 also include a net accrued interest expense of TL 82,541 and the short-term derivative liabilities of TL 117,165 also includes a net accrued interest income of TL 17,752.

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2022 and 2021 are as follows:

	31 December 2022		31 December 2021
							Change in	Change in
							intrinsic value	intrinsic value
							of outstanding	of outstanding
	Notional		Notional				hedging	hedging
	value		value				instruments	instruments
	in original		in original			Hedge	since 1 January	since 1 January
Currency	currency	Fair value	currency	Fair value	Maturity date	ratio	2022	2021
Participating cross currency swap contracts
EUR Contracts	233,600	203,017	300,200	287,056	October 2025	01:01	(7,288)	1,582,531
EUR Contracts	50,711	53,612	63,365	79,577	April 2026	01:01	(175)	129,104
USD Contracts	165,478	560,982	206,770	860,068	April 2026	01:01	10,061	876,842
Cross currency swap contracts
RMB Contracts	108,148	256,943	135,134	387,047	April 2026	01:01	73,799	224,672

Interest rate swap contracts
USD Contracts	120,105	103,857	150,075	(71,160)	April 2026	01:01	—	—

Derivatives used for hedge accounting		1,178,411		1,542,588

EUR 269,624 (2021: EUR 340,220) participating cross currency swap contracts includes TL 1,194,300 (2021: TL 1,923,150) guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

34.  Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2022 and 2021 are as follows:

	31 December 2022			31 December 2021
	Notional value in			Notional value in
Currency	original currency	Fair value	Maturity	original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	18,858	243,287	March 2023 - November 2025	36,572	467,952	March 2023 - November 2025
RMB Contracts	25,883	57,482	April 2026	32,342	83,518	April 2026
EUR Contracts	—	—	—	24,000	277,451	December 2022
Currency forward contracts
USD Contracts	377,435	7,673	January 2023 - June 2023	175,000	278,401	January 2022 - March 2022
EUR Contracts	26,900	28,699	February 2023 - April 2023	—	—	—
FX swap contracts
USD Contracts	357,451	(3,980)	January 2023	200,000	317,868	January 2022
RMB Contracts	148,422	1,864	January 2023	—	—	—
Participating cross currency swap contracts
USD Contracts	27,000	75,051	November 2025	36,000	96,738	November 2025
EUR Contracts	53,380	254,040	April 2026	66,700	399,960	April 2026

Interest rate swap contracts
USD Contracts	53,380	(791)	April 2026	—	—	—
EUR Contracts	—	—	—	35,000	19,352	September 2028

Derivatives held for trading	—	663,325		—	1,941,240	—

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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
(*)

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 15,892 lower as at 31 December 2022 (31 December 2021: TL 416,897).

There were no transfers between fair value hierarchy levels during the year.

As of 31 December 2022, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

34.  Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2022 and 2021 are stated below:

	31 December	31 December
	2022	2021
Opening balance	1,723,399	1,781,744
Cash flow effect	(1,124,026)	92,328
Total gain/loss:
Gains recognized in profit or loss	1,221,599	414,157
Inflation adjustments	(674,270)	(564,830)
Closing balance	1,146,702	1,723,399

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 233,600 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 32,028 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 330,138 as collateral (31 December 2022: TL 6,581,268) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 270,228 as collateral to the bank (31 December 2022: TL 5,386,968) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,194,300 (31 December 2021: 1,923,150) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2022, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 3,072,349 (31 December 2021: TL 5,203,627), TL (3,444) (31 December 2021: TL (103,058) and TL 17,915,547 (31 December 2021: TL 16,458,403) respectively.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

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

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 13,763 as of 31 December 2022. The after tax foreign exchange gain and loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2022.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 12,474 as of 31 December 2022. The after tax foreign exchange gain and loss recognised under “cash flow hedges” in the statement of other comprehensive income of 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

34. Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 290,008 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognised under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2022 in the scope of net investment hedge amounted to TL (49,034) (2021: TL (1,846,738))

Interest rate risk

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

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
	increase	decrease	increase	decrease
31 December 2022
Participating cross currency swap contracts	(37,531)	(25,064)	755,812	787,206
Cross currency swap contracts	64,781	236,336	236,439	206,121
Cash Flow sensitivity (net)	27,250	211,272	992,251	993,327

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

34. Derivative financial instruments (continued)

Cash flow sensitivity analysis for variable-rate instruments (continued)

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
	increase	decrease	increase	decrease
31 December 2021
Participating cross currency swap contracts	1,971,140	3,664,033	(1,019,230)	(2,374,118)
Cross currency swap contracts	262,370	(55,620)	(362,533)	(306,545)
Cash Flow sensitivity (net)	2,233,510	3,608,413	(1,381,763)	(2,680,663)

35.  Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		31 December	31 December
	Notes	2022	2021
Trade receivables	19	6,963,821	7,249,705
Contract assets	21	1,955,996	2,049,659
Receivables from financial services	20	3,561,926	3,535,384
Cash and cash equivalents (*)	23	25,960,315	30,600,933
Derivative financial instruments	34	2,032,416	3,500,700
Other current & non-current assets (**)	17	421,264	320,403
Financial assets at amortized cost	24	748,665	6,840
Financial assets at fair value through profit or loss	24	4,293,524	—
Financial assets at fair value through other comprehensive income	24	1,850,830	2,345,458
Due from related parties		76,453	287,756
		47,865,210	49,896,838
(*)	Cash in hand is excluded from cash and cash equivalents.
(**)	Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2022 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	40,799,890	376,616	177,832	85,754	72,369	93,472	824,749	347,162	231,478	43,009,322
Loss Allowance	131,944	5,630	5,479	4,762	5,874	7,690	194,366	192,022	114,267	662,034
(*)	Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2022	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	1,963,342	—	—	—	—	—	—	—	—	1,963,342
Loss Allowance	7,346	—	—	—	—	—	—	—	—	7,346

			Less	Less
Other assets from financial		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
services at 31 December 2022		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
(**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	3,324,919	180,530	31,964	12,653	17,202	6,861	70,095	2,201	5,418	3,651,843
Loss Allowance	20,033	1,802	366	196	7,046	3,604	49,260	2,192	5,418	89,917
(**)	Other Assets includes trade receivables and subscriber receivables from financial services.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2021 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	42,352,851	538,256	204,767	93,423	63,909	71,096	1,227,728	549,970	257,258	45,359,258
Loss Allowance	126,791	14,697	10,203	9,101	8,250	10,135	410,493	345,167	112,626	1,047,463
(*)	Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2021	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	2,059,911	—	—	—	—	—	—	—	—	2,059,911
Loss Allowance	10,252	—	—	—	—	—	—	—	—	10,252

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Credit risk (continued)

Credit quality: (continued)

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial services at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2021 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	3,085,059	382,073	33,468	16,199	19,008	9,559	124,746	9,795	6,759	3,686,666
Loss Allowance	20,195	3,553	486	256	9,053	5,161	96,050	9,769	6,759	151,282
(**)	Other Assets includes trade receivables and subscriber receivables from financial services.

Impairment losses

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2022
	Contract Assets	Other Assets
Opening balance	10,252	1,047,463
Provision for impairment recognized during the year	1,289	610,599
Amounts collected	—	(232,462)
Receivables written off during the year as uncollectible	—	(397,132)
Effect of changes in exchange rates	—	47,430
Inflation adjustment	(4,195)	(413,864)
Closing balance	7,346	662,034

	31 December 2021
	Contract Assets	Other Assets
Opening balance	11,720	1,402,442
Provision for impairment recognized during the year	2,005	923,701
Amounts collected	—	(402,315)
Receivables written off during the year as uncollectible	—	(603,608)
Effect of changes in exchange rates	—	102,855
Inflation adjustment	(3,473)	(375,612)
Closing balance	10,252	1,047,463

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35. Financial instruments (continued)

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December	31 December
	2022	2021
Opening balance	151,282	345,476
Provision for impairment recognized during the year	103,094	133,977
Amounts collected	(68,647)	(112,522)
Receivables transferred with receivables transfer contract (*)	(36,985)	(146,945)
Inflation adjustment	(58,827)	(68,704)
Closing balance	89,917	151,282
(*)

Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2021. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35. Financial instruments (continued)

Liquidity risk (continued)

	31 December 2022							31 December 2021
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	3,136,868	(3,626,031)	(616,130)	(242,972)	(475,576)	(1,318,013)	(973,340)	842,503	(870,511)	(201,900)	(200,342)	(239,586)	(228,683)	—
Unsecured bank loans	28,524,331	(31,220,977)	(8,875,434)	(4,898,822)	(4,516,080)	(11,238,409)	(1,692,232)	32,773,355	(35,541,826)	(8,492,162)	(3,039,099)	(5,631,753)	(15,915,368)	(2,463,444)
Debt securities issued	19,137,920	(23,654,946)	(1,714,260)	(519,867)	(1,039,733)	(10,876,254)	(9,504,832)	22,025,979	(28,712,826)	(804,279)	(632,233)	(1,264,465)	(14,111,647)	(11,900,202)
Lease liabilities	3,055,231	(5,186,425)	(772,668)	(583,181)	(918,574)	(1,458,421)	(1,453,581)	4,773,454	(7,545,432)	(1,138,393)	(935,169)	(1,191,070)	(2,092,223)	(2,188,577)
Trade and other payables (*)	6,932,734	(7,233,483)	(7,089,288)	—	—	—	(144,195)	7,582,037	(7,905,044)	(7,899,561)	(5,483)	—	—	—
Due to related parties	242,246	(334,850)	(334,850)	—	—	—	—	107,031	(143,398)	(143,398)	—	—	—	—
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 27)	666,613	(1,879,158)	—	—	(9,328)	(108,758)	(1,761,072)	1,250,972	(2,200,500)	—	—	(10,949)	(120,426)	(2,069,125)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	150,924	349,200	67,542	63,038	95,405	123,561	(346)	117,165	261,527	33,455	32,439	34,368	161,265	—
Buy	—	(11,117,506)	(10,419,790)	(940,582)	116,844	134,779	(8,757)	—	4,326,736	470,483	472,047	885,997	2,498,209	—
Sell	—	11,466,706	10,487,332	1,003,620	(21,439)	(11,218)	8,411	—	(4,065,209)	(437,028)	(439,608)	(851,629)	(2,336,944)	—
TOTAL	61,846,867	(72,786,670)	(19,335,088)	(6,181,804)	(6,863,886)	(24,876,294)	(15,529,598)	69,472,496	(82,658,010)	(18,646,238)	(4,779,887)	(8,303,455)	(32,307,082)	(18,621,348)
(*)	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2022
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	—
Financial asset at fair value through other comprehensive income	167,157	115,995	—
Due from related parties - current	71	—	—
Trade receivables and contract assets	25,125	22,977	—
Other current assets	14,580	6,455	9,057
Cash and cash equivalents	393,932	557,380	194,430
	600,934	702,818	203,487
Foreign currency denominated liabilities
Loans and borrowings - non-current	(275,615)	(565,765)	(404,695)
Debt securities issued - non-current	(909,499)	—	—
Lease obligations - non-current	(1,210)	(12,474)	—
Other non-current liabilities	(35,476)	—	—
Loans and borrowings - current	(94,765)	(180,091)	(149,310)
Debt securities issued - current	(53,862)	—	—
Lease obligations - current	(3,076)	(3,060)	—
Other current liabilities	(886)	(5,156)	—
Trade and other payables - current	(109,401)	(17,514)	(369,627)
	(1,483,790)	(784,060)	(923,632)

Financial liabilities defined as hedging instruments	13,763	302,482	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	376,307	(355,000)	282,453
Currency forward contracts	539,263	(150)	—
Net exposure	46,477	(133,910)	(437,692)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Foreign exchange risk (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2022 and 31 December 2021 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2022
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	86,904	(86,904)	—	—
2- Hedged portion of USD risk (-)	—	—	(25,335)	25,335
3- USD net effect (1+2)	86,904	(86,904)	(25,335)	25,335

4- EUR net asset/liability	(266,948)	266,948	—	—
5- Hedged portion of EUR risk (-)	—	—	(25,720)	25,720
6- EUR net effect (4+5)	(266,948)	266,948	(25,720)	25,720

7- Other foreign currency net asset/liability (RMB)	(117,328)	117,328	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	1,600	(1,600)
9- Other foreign currency net effect (7+8)	(117,328)	117,328	1,600	(1,600)
Total (3+6+9)	(297,372)	297,372	(49,455)	49,455

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis (continued)

31 December 2021
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	191,136	(191,136)	—	—
2- Hedged portion of USD risk (-)	—	—	(17,218)	20,995
3- USD net effect (1+2)	191,136	(191,136)	(17,218)	20,995

4- EUR net asset/liability	(421,664)	421,664	—	—
5- Hedged portion of EUR risk (-)	—	—	(24,020)	24,020
6- EUR net effect (4+5)	(421,664)	421,664	(24,020)	24,020

7- Other foreign currency net asset/liability (RMB)	(116,071)	116,071	—	—
8- Hedged portion of other foreign currency risk (-) (RMB)	—	—	1,960	(1,960)
9- Other foreign currency net effect (7+8)	(116,071)	116,071	1,960	(1,960)
Total (3+6+9)	(346,599)	346,599	(39,278)	43,055

Interest rate risk

As at 31 December 2022 and 2021 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2022		31 December 2021
		Effective		Effective
		Interest	Carrying	interest	Carrying
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	28	4.4%	(4,635,140)	3.2%	(6,569,574)
EUR floating rate loans	28	3.2%	(13,673,783)	2.3%	(15,093,891)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35. Financial instruments (continued)

Exposure to currency risk (continued)

Interest rate risk (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2022 and 2021:

	Profit or (loss)		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2022
Variable rate instruments (financial liability)	(315,213)	315,213	—	—
Cash flow sensitivity (net)	(315,213)	315,213	—	—
31 December 2021
Variable rate instruments (financial liability)	(170,482)	170,482	—	—
Cash flow sensitivity (net)	(170,482)	170,482	—	—

Fair value

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35. Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31	31		31	31
	December	December	Unobservable	December	December	Relationship of unobservable inputs to
	2022	2021	Inputs	2022	2021	fair value
Contingent consideration	—	1,245,592	Risk-adjusted discount rate	—	6.8%- 8.0%	An increase/decrease in the discount rate by 100 bps would change FV by TL (51,092) and TL 55,485, respectively.
			Expected settlement date	—	in instalments between 2026-2031	If expected settlement date extended/shortened by 1-year, FV would change by TL (53,167) and TL 57,145, respectively.

Changes in the consideration payable in relation to acquisition of BeST for the years ended 31 December 2022 and 31 December 2021 are stated below:

	31 December	31 December
	2022	2021
Opening balance	1,245,592	1,063,778
Losses recognized in profit or loss	(758,261)	463,869
Inflation adjustment	(487,331)	(282,055)
Closing balance	—	1,245,592

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

35.  Financial instruments (continued)

Exposure to currency risk (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2022 and 31 December 2021; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying	Fair
As at 31 December 2022:	amount	value
Bank loans	22,900,345	21,453,658
Debt securities	18,013,208	16,573,025

	Carrying	Fair
As at 31 December 2021:	amount	value
Bank loans	27,426,863	27,305,679
Debt securities	21,858,526	21,739,016

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

36.  Guarantees and purchase obligations

At 31 December 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 3,927,476 (31 December 2021: TL 2,154,164). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 9,824,311 at 31 December 2022 (31 December 2021: TL 11,393,815).

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 equivalent to TL 1,869,830 in accordance with the aggreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022.

The Company has resale commitment regarding to reverse repo receivables amounting TL 3,704,160 as of 31 December 2022 (31 December 2021: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies

The following disclosures comprise of material lawsuits and investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favour of the Company with its definitive judgment. Thus, the case was finalized in favour of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and TL 47,534 overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State.

The Court partially accepted the case; and decided to cancel the tacit rejection act for the TL 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies (continued)

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

TL 47,780 part of the administrative fine amounting to TL 91,942 has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration.

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

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

During the hearing of the case dated 22 June 2022, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851 loss pursuant to the Act on Protection of Competition, including TL 40,600 previous year loss, TL 14,335 fixed asset loss, TL 14,163 leasing, exchange difference and financing loss, and TL 2,751 profit loss) together with the discount interest TL applicable from the date of the case to Demiroren Dagitim Satis Pazarlama Matbaacilik ve Tahsilat Sistemleri A.S,  June 2012, and partially rejected the case for the remaining part.

The reasoned decision notified to the Company. Demiroren made the decision the subject of enforcement proceedings. Turkcell appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demiroren appealed the decision before Regional Court of Justice and the Company replied this appeal in due time. An application for complaint has been filed by company with the request for cancellation of the enforcement order and the enforcement proceedings initiated by Demiroren.

The court decided to accept company's complaint and cancelled the interest charge of  TL 34,142 requested in the enforcement order. As a result of the appeal examination made by the Regional Court of Appeal, Turkcell's appeal request was accepted and the decision of the first instance court was revoked.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

The file was returned to the first instance court for a re-decision within the scope of the removal decision, and the appeal request of Demiroren were not examined at this stage.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee. The other case is pending.

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

ICTA - Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkiye; partly from the products manufactured in Turkiye by SME suppliers which are established to develop products or systems in Turkiye; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to the Company on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The Court rejected the 8 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

ICTA - Investigation Regarding the R&D Obligations (Period of 2016-2017)

For the period of 27 October 2016-27 October 2017; the ICTA carried out an investigation in order to examine whether Our Company fulfills its obligations arising from relevant legislation about R&D Center and SME, and using of Domestic Goods Certified products. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to the Company. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The Court rejected the four of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies (continued)

ICTA - Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled.

As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to Turkcell. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 H2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The case is pending.

ICTA – Investigation of 3G and 4.5G Coverage Obligations

As a result of the investigation initiated to audit our 3N coverage area obligations determined in accordance with Article 6 of the Concession Agreement titled "Coverage liability" and the relevant legislation, ii) audit our 4.5N coverage obligations for highways, high-speed train lines and tunnels over 1 (one) kilometer long, which we are obliged to cover within the framework of the 4.5N Authorization Certificate and the relevant legislation; ICTA has decided to impose an administrative fine of TL 1,459. The fine, which was notified to the Company on 2 September 2022,  was paid as TL 1,094 (1/4 discounted) on 27 October 2022. An application has been made to the ICTA for the revocation of the decision. The application was tacitly rejected by the ICTA by not responding within 30 days.

ICTA – Directory Assistance Service Investigation

As a result of the investigation initiated in order to inspect the compliance of our Company’s directory assistance services with the relevant legislation, ICTA has decided to impose an administrative fine of TL 1,250 on the Company. The fine, which was notified to the Company on 28 July 2022, was paid as TL 938 (1/4 discounted) on 23 September 2022 by taking advantage of the early payment discount. An application was made to the ICTA for the revocation of the decision and tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies (continued)

ICTA – Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01.03.2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12.04.2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16.04.2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.
(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27.04.2017-31.05.2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01.04.2010-27.04.2017 -along with the late fee from 28 July 2020- and to inform the ICTA about this matter.
(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company l on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) will be made to the ICTA with request for re-evaluation and revocation of the decision.

ICTA – Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 894 administrative fine on Our Company. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 625 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) will be made to the ICTA with request for re-evalutaion and revocation of the desicion.

ICTA – Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on Our Company, (ii) the ICTA has decided to give a warning to Our Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) will be made to the ICTA with request for re-evaluation and revocation of the decision.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

37.  Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations

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

On the other hand, mobile payment services provided by the Company Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on the Company Odeme in the amount of TL 18,763. The Company Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. the Company Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus TL 4,629 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2022 (31 December 2021: TL 53,603).

38.  Related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2022 and 2021.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December	31 December	31 December
	2022	2021	2020
Short-term benefits	184,952	180,688	207,952
Long-term benefits	1,848	2,177	2,591
Termination benefits	958	375	15,514
Share based payments	—	837	13,733
	187,758	184,077	239,790

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

38.  Related parties (continued)

The following transactions occurred with related parties:

	31 December	31 December	31 December
Revenue from related parties	2022	2021	2020
Turk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	673,733	—	—
Turk Hava Yollari A.S. ("THY") (*)	174,092	146,766	32,642
Enerji Piyasalari Isletme A.S. (“EPIAS”) (*)	170,754	407,346	53,904
Ziraat Bankasi A.S. (“Ziraat Bankasi”) (*)	71,969	96,898	23,356
Gunes Express Havacilik A.S. (“Sun Express”) (*)	65,385	33,196	6,511
TOGG	58,129	10,769	—
Turk Telekomunikasyon A.S. (“TT”) (*)	56,472	—	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”) (*)	52,746	79,102	23,635
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	43,818	2,624	—
Turkiye Vakiflar Bankasi TAO (“Vakifbank”)(*)	30,642	29,625	14,157
Turkiye Halk Bankasi A.S. (“Halkbank”) (*)	16,828	16,485	5,214
Turkiye Hayat ve Emeklilik A.S. (*)	15,020	21,568	4,057
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”) (*)	8,970	6,480	1,120
BIST (*)	5,357	23,742	7,853
Sofra	1,765	2,041	2,877
Other	23,126	32,952	14,755
	1,468,806	909,594	190,081

	31 December	31 December	31 December
Related party expenses	2022	2021	2020
EPIAS (*)	1,777,886	1,660,989	183,235
Turk Telekomunikasyon A.S (*)	745,220	—	—
TT Mobil (*)	630,606	—	—
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	88,387	90	—
Turksat (*)	85,155	115,639	31,844
Sofra	47,732	58,444	61,037
Boru Hatlari ile Petrol Tasima A.S. (“BOTAS”) (*)	40,462	38,381	8,298
PTT (*)	25,017	28,476	3,820
Others	58,557	36,447	6,614
	3,499,022	1,938,466	294,848
(*)	Related parties which TVF and the entities over which TVF has control directly or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom has been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

38.   Related parties (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2022 and 2021 are as follows:

	31 December	31 December
	2022	2021
Banks - Time deposits (*)	14,178,529	12,682,382
Banks - Demand deposits (*)	234,117	253,463
Currency protected time deposit (**)	1,359,651	—
Receivables from reverse repo (*)	3,704,160	—
Bank borrowings	(2,791,256)	(1,252,741)
Debt securities issued	(357,497)	(167,453)
Lease liabilities	(125,381)	(159,893)
Impairment loss provision	(20,974)	(8,215)
	16,181,349	11,347,543
(*)	Related balances are included in cash and cash equivalents.
(**)	The Group has converted its currency deposit account in Vakifbank amounting to USD 15,000 and EUR 50,000 into currency protected TL time deposit accounts (Note 24).

As of 31 December 2022, the amount of letters of guarantee given to the related parties is TL 133,277 (31 December 2021: TL 159,563).

Details of the time deposits at related parties as of 31 December 2022 and 2021 are as follows:

	31 December	31 December
	2022	2021
Ziraat Bankasi	2,003,561	4,405,389
Vakifbank	5,748,392	3,623,180
Halkbank	5,140,582	3,996,354
Ziraat Katilim Bankasi A.S.	1,285,994	657,354
Other	—	105
	14,178,529	12,682,382

Details of the time deposits at related parties

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2022
187,624	USD	3.0%	January 2023	3,510,080
395,430	EUR	2.7%	January 2023	7,888,259
2,774,821	TL	23.9%	January 2023	2,778,946
55	GBP	0.1%	January 2023	1,244
				14,178,529

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

38.   Related parties (continued)

Receivables from reverse repo

Amount in				31 December
Original Currency	Currency	Effective Interest Rate	Maturity	2022
120,025	EUR	2.8%	January 2023	2,394,311
70,000	USD	3.0%	January 2023	1,309,849
				3,704,160

Details of the bank borrowings at related parties

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2022
1,802,550	TL	13.5% - 19.0%	January 2023 - October 2023	1,934,918
536,714	TL	13.4% - 24.0%	February 2023 - December 2023	537,478
89,997	RMB	3.7%	February 2023	241,247
35,000	TL	14.8%	August 2023	36,818
39,900	TL	16.4%	May 2023	40,795
				2,791,256

Details of the debt securities issued at related parties

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2022
200,000	TL	20.8%	March 2023	202,005
150,000	TL	20.3%	February 2023	155,492
				357,497

Details of the lease liabilities at related parties

			31 December
Currency	Effective Interest Rate	Payment Period	2022
EUR	0.2% - 5.1%	2022 - 2024	74,012
TL	11.7% - 44.5%	2022 - 2036	51,369
			125,381

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

38.   Related parties (continued)

Interest income from related parties:

	31 December	31 December	31 December
	2022	2021	2020
Vakifbank	501,390	200,171	62,469
Ziraat Bankasi	212,458	184,958	76,842
Halkbank	188,154	316,717	74,398
Ziraat Katilim	36,247	675	—
Other	50	4,193	3,658
	938,299	706,714	217,367

Interest expense to related parties:

	31 December	31 December	31 December
	2022	2021	2020
Vakifbank	311,772	33,587	104
Ziraat Bankasi	67,422	9,977	3,942
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	60,387	7,530	—
Halkbank	2,328	—	4,469
Ziraat Katilim	537	62	—
Other	582	217	1,192
	443,028	51,373	9,707

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

39.  Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2022 and 31 December 2021 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
Turktell	Turkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkiye	Digitalization services and products	100	100
Dijital Egitim (1)	Turkiye	Dijital educations	51	—
Turkcell Satis	Turkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkiye	Research and development	100	100
Turkcell Gayrimenkul	Turkiye	Property investments	100	100
Turkcell Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkiye	Consumer financing services	100	100
Turkcell Sigorta	Turkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta (2)	Turkiye	Dijital agency activities	100	—
Turkcell Odeme	Turkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkiye	Cloud solutions services	100	100
Lifecell TV	Turkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Turkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe (3)	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkiye	Providing digital services and products	100	100
Beltel	Turkiye	Telecommunications investments	100	100
BeST (4)	Republic of Belarus	Telecommunications	100	80
Turkcell GSYF (5)	Turkiye	Venture capital investment fund	100	—
W3	Turkiye	Information technology	100	—
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	80

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
TOGG	Turkiye	Electric passenger car development, production and trading activities	23	23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

39.  Subsidiaries (continued)

			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2022 (%)	2021 (%)
Sofra	Turkiye	Meal coupons and cards	33	33
(1)	Dijital Egitim has been incorparated respectivelty with the shareholding percentage 51% and 49% by Turkcell Dijital which is fully owned by the Group and Sahinkaya Ozel Egitim Kurumları A.S. to offer education and communication solutions compatible with new generation technologies. Initial capital is TL 100 and registration and announcement of the respective company was completed on 11 March 2022.
(2)	Turkcell Dijital Sigorta, in which fully owned by Turkcell Finansman was established to offer insurance activitites based on digital and innovative technologies and registration and announcement of the respective Company was completed on 21 June 2022.
(3)	The title of Turkcell Europe GmbH which is fully owned by the Group has been changed to Paycell Europe GmbH.
(4)	Share Transfer transactions regarding the purchase of 20% of BeST’s shares owned by the Republic of Belarus were completed on 9 December 2022.
(5)	In accordance with business model of the Group, Turkcell GSYF has been established by on 28 March 2022 by RE-PIE Portföy Yönetimi A.S.(“RE-PIE) to invest in initiatives that create synergies with the Group’s strategic focus areas and also Turkcell contributes. Turkcell GSYF has been included to the consolidated financial statements as of 30 September 2022 in accordance with the “IFRS 10 Consolidated Financial Statements”.

40.  Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a)	Joint Ventures

	31 December	31 December
	2022	2021
Sofra	18,218	30,152

b)	Associates

	31 December	31 December
	2022	2021
TOGG	2,288,646	1,344,216

The movement of investments accounted for using the equity method is as follows:

	31 December	31 December
	2022	2021
Opening balance	1,374,368	278,365
Shares of profit	316,934	116,101
Contribution to capital increase	615,562	979,902
Closing balance	2,306,864	1,374,368

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

41.  Cash flow information

Net financial liabilities reconciliation:

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2022	(22,025,979)	(33,615,858)	(4,773,454)	(60,415,291)	3,383,535	(57,031,756)
Cash inflows	(2,714,215)	(32,250,009)	—	(34,964,224)	3,618,023	(31,346,201)
Cash outflows	3,331,412	28,603,546	2,616,074	34,551,032	(3,195,149)	31,355,883
Other non-cash movements	(7,298,371)	(9,410,822)	(2,790,250)	(19,499,443)	(1,539,482)	(21,038,925)
Inflation adjustment	9,569,233	15,011,944	1,892,399	26,473,576	(385,435)	26,088,141
Balance at 31 December 2022	(19,137,920)	(31,661,199)	(3,055,231)	(53,854,350)	1,881,492	(51,972,858)

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2021	(16,458,220)	(27,104,130)	(4,691,840)	(48,254,190)	(1,784,575)	(50,038,765)
Cash inflows	(386,103)	(26,188,047)	—	(26,574,150)	3,627,908	(22,946,242)
Cash outflows	1,297,867	26,090,463	3,313,449	30,701,779	(3,452,123)	27,249,656
Acquisition through business combination	—	(249,512)	—	(249,512)	—	(249,512)
Other non-cash movements	(13,059,824)	(16,352,579)	(4,934,922)	(34,347,325)	4,930,645	(29,416,680)
Inflation adjustment	6,580,301	10,187,947	1,539,859	18,308,107	61,680	18,369,787
Balance at 31 December 2021	(22,025,979)	(33,615,858)	(4,773,454)	(60,415,291)	3,383,535	(57,031,756)

42.  Subsequent events

The 7.7 and 7.6 magnitude earthquakes centered in Kahramanmaras, which occurred in our country on 6 February 2023, effected eleven provinces and caused significant loss of life and property. The process of evaluating the effects of earthquakes on the Group's activities and consolidated financial statements is in progress.

In accordance with the option provided by the Capital Markets Board's decision dated 9 February 2023, due to the earthquake disaster on 6 February 2023, epicenter of which was Kahramanmaras, that caused a devastation and loss of lives, Board of Directors of Turkcell has resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TL 3.5 billion to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency, the Turkish Red Crescent and/or other institutions and organizations announced by mentioned agencies. The donation and contributions will be presented to shareholders for approval at the first General Assembly meeting to be held where shareholders will be comprehensively informed about the details.

Turkcell Dijital Teknolojileri Ltd., in which the Company's subsidiaries Lifecell Digital has 99.9998% and Kibris Telekom has 0.0002% shareholding, respectively, has been incorporated. Registration and announcement of the respective company have been completed on 26 January 2023. The company, which will operate in electronic payment services in the Turkish Republic of Northern Cyprus, has a paid-in capital of TL 500.

Within the scope of our Board of Directors' share buy-back decisions on 27 July 2016 and the following dates, the Company purchased a total of 1,000,000 shares at a price range of TL 33.46 – 34.00 with an average of TL 33.88 totalling TL 33,884 on 17 February 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2022

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2022 unless otherwise stated.)

42.  Subsequent events (continued)

On 1 February 2023, Turkcell Odeme has issued a new lease certificate amounting up to TL 150,000  with the maturity of 3 May 2023 within the scope of TL 1,000,000 issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

On 6 March 2023, Turkcell Finansman has issued a new coupon bond amounting up to TL 250,000 with the maturity of 5 September 2023 within the scope of TL 1,000,000 issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

With the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Some Laws” published in the Official Gazette dated 12 March 2023, an additional tax of 5% to 10% was imposed on corporate taxpayers over the exemptions and deductions taken into consideration in corporate tax calculations for the fiscal year of 2022. The first instalment of the additional tax will be paid within the payment period of the corporate tax, and the second instalment will be paid in the fourth month following this period, and the related payments will not be considered as an expense in the determination of corporate income.

As per the decision of the Company's Board of Directors dated 13 April 2023; it has been decided on the acquisition of the 33.3% share of Sofra Kurumsal ve Ödullendirme Hizmetleri A.S. ("Sofra") by the Company's 100% owned subsidiary Turkcell Odeme ve Elektronik Para Hizmetleri A.S. ("TOHAS"), which has 33.3% shareholding in it, from Belbim Elektronik Para ve Odeme Hizmetleri A.S., one of the other shareholders of Sofra, for TL 763, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

Upon the Company's application to the ICTA within the legal period for the extension of the term of the GSM (2G) License Agreement which we have signed with ICTA and is valid until 27 April 2023, the ICTA has informed the Company in writing that a decision has been made to extend of the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band until 30 April 2029 in accordance with the “Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement”. In accordance with the relevant procedures and principles, the extension fee has been determined as EUR 120 million (+ EUR 21.6 million VAT). The initial payment which includes the down payment for the extension fee and total amount of value-added tax, amounting to EUR 81.6 million, equivalent of which is TL 1.7 billion, has been paid on 7 April 2023. The remaining amount will be paid in two equal installments amounting to EUR 31.1 million within two years (on 30 April 2024, and 30 April 2025, respectively). Following the payment, it is predicted that the legal approval processes will be completed and amendment contracts for the extension of the GSM License Agreement will be signed. Further developments regarding this matter will be disclosed to the public in the upcoming period.