Form 20-F
period 2023-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2024-05-13
CIK 1071321

As filed with the Securities and Exchange Commission on May 13, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name into English)

Republic of Turkiye (Jurisdiction of Incorporation or Organization)

Ms. Ozlem Yardim
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

Large Accelerated Filer ⌧	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

This is the 2023 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkiye. The “Company,” “we,” “us,” “our,” the “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires. When referring to our subsidiaries in this annual report, we generally use the trade names under which they operate. Full legal names can be found in the Exhibit 8.1.

Our audited annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2023 and 2022 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023 (“Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Turkiye has been considered a high-inflation economy for accounting purposes according to IAS 29 “Financial reporting in hyperinflationary economies” since June 30, 2022. Therefore, the financial statement information included in this annual report for all the periods reported is expressed in terms of purchasing power of the Turkish Lira as of December 31, 2023. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2023. Comparative financial information has also been restated using the general price index of the current year. See “Item 3. Key Information—D. Risk Factors—Risks relating to Turkiye—Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29 and we are required to apply inflationary adjustments to our financial statements.” Any further adjustments could adversely affect our results of operation and financial condition and those of our Turkish subsidiaries,” “Item 5. Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” and Note 2(b) to the Consolidated Financial Statements for further detail. However, certain historical figures and amounts related to matters such as investigations, lawsuits and dividend distributions are disclosed without inflation restatements and labeled as “not restated for IAS 29” in this annual report on Form 20-F.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL,” “TRY” and “Turkish Lira” are to the Turkish Lira, and references to “$,” “U.S. Dollars,” “USD,” “U.S. $” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkiye” or the “Republic” are to the Republic of Turkiye.

Statements regarding total market size in Turkiye are based on the Information and Communication Technologies Authority’s (“ICTA”), Turkiye’s principal telecommunications regulator, or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TurkStat”) announcements pertaining to the Turkish population.

References to the ICTA include its predecessor entity, the Telecommunications Authority.

We have not independently verified the information in industry publications or market research, although management believes the information contained therein to be reliable. We do not represent that this information is accurate.

The methodology for calculating performance measures such as subscriber numbers, average revenue per user (“ARPU”) and churn rates varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that would probably result from the use of a single methodology. In addition, subscriber numbers in the mobile communications sector may be difficult to calculate as a result of individuals having more than one SIM card, or SIM cards being removed due to periods of inactivity. The varied methodologies for calculating these performance indicators make it difficult to draw comparisons between these figures for, and to determine the relative market share of, different mobile operators.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This annual report includes forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, the following risk factors that we face:

●	competition from our historic competitors and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkiye with respect to certain technologies;
●	our growth strategy being partly dependent on new investment opportunities, including those outside our core telecom activities;
●	interests in several companies outside of Turkiye that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect;
●	instability in the political environment, economy, and financial markets in Turkiye;
●	foreign exchange rate risks and the devaluation of the Turkish Lira which could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms;
●	the level of inflation in Turkiye;
●	our dependence on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services;
●	the continuity and security of our information technology and network technology services, on which we are heavily dependent;
●	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;
●	regulatory decisions and changes in the regulatory environment;
●	failure by us, our local partners or any of our key suppliers, to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or the risk of us or our local partners becoming subject to international sanctions;
●	risks related to physical and cybersecurity threats to our network and information technology systems and the products and services we provide, including those developed and/or maintained through third party suppliers;
●	risks related to our exposure to technological changes in the communications market or to new industries other than telecommunications, or to offering new services or products, for which we may rely on third-party providers;

●	various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G license and alleged health risks and zoning limitations related to our base transceiver stations;
●	risks related to any required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone;
●	our ability to adapt to rapid technological changes in communications and information technology;
●	the impact of environmental risks and climate change on our businesses;
●	risks arising from natural disasters and catastrophic accidents, including earthquakes, on our businesses;
●	our two major shareholders whose interest may not be aligned with those of other shareholders;
●	legal actions and claims to which we are a party;
●	material amount of deferred tax assets which is subject to significant judgement by our management, and the risks with regard to the recognitions and recoverability of these assets;
●	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;
●	our ability to retain key personnel, our partners and their employees; and
●	volatility in the market price of our American Depositary Shares, and the risks related to American Depositary Share holders not being entitled to attend shareholders’ meetings.

See “Item 3. Key Information—D. Risk Factors” for further detail.

NON-IFRS MEASURES

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other operating income, other operating expenses, gain or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month in monitoring our financial performance. Net profit is also considered by our management as an indicator of our overall business performance, which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance, or cash flow from operations as a measure of liquidity.

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

Some of these limitations are:

●	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

●	it does not reflect changes in, or cash requirements for, our working capital needs;
●	it excludes the share of profit or loss of equity announced investees and discontinued operations;
●	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
●	it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
●	it does not reflect other income and expense items (including donations) which are generally beyond the scope of our ordinary operations;
●	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and
●	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our results under IFRS and using Adjusted EBITDA measures only on a supplemental basis. For a reconciliation of total profit for the year to Adjusted EBITDA, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB” and the Consolidated Financial Statements contained elsewhere in this annual report.

ARPU is an operational metric which contains a non-GAAP financial measure. Turkcell Turkiye revenue included in the ARPU calculation is defined as subscriber or network driven revenues in Turkcell Turkiye, excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues. We calculate monthly ARPU for mobile and fixed residential services by dividing such revenue for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes that this measure is helpful in assessing the development of our services over time. For a reconciliation of Turkcell Turkiye revenue to the portion of such revenues included in the ARPU calculations, refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB.”

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

Risk Factors Summary

Summary of Risks relating to Turkiye

●	The majority of our business and assets are in Turkiye, and thus deterioration in the economy in Turkiye, any devaluation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.
●	If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.
●	Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements. Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods.

Summary of Risks Relating to the Telecom Industry

●	Spectrum limitations and the costs of obtaining additional capacity, particularly 5G, may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.
●	Our 4.5G and 3G license agreements contain certain coverage and/or service quality and local procurement obligations that we may not always be able to achieve. Any regulatory changes increasing our coverage and/or service quality requirements, or our failure to abide by existing requirements, may have an adverse effect on our business and financial condition.
●	There are alleged health risks and zoning limitations related to our base transceiver stations which may adversely affect our ability to provide services at certain areas.
●	Our fiber business may be adversely affected by required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone.
●	Although we closely follow general technological trends in communications and technology, we may be unable to adapt to rapid technological changes in communications and information technology, which could result in higher capital expenditures and a greater possibility of commercial failure.

Summary of Risks Relating to Our Business

●	Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.
●	Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.
●	Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.

●	We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks of doing business in such countries. These investments may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks and we may be unable to divest such investments successfully.
●	Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.
●	Our business is subject to risks arising from natural disasters and catastrophic accidents.
●	Environmental risks and climate change could significantly impact our businesses.
●	Our business is heavily dependent on the continuity and security of our information technology and network technology services, which are subject to physical and cybersecurity threats.
●	We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our suppliers or distributors may have an adverse effect on our business and financial condition.
●	We have become active in providing products and services for industries other than telecommunications, or for new telecommunications services and products, many of which are developed and/or maintained by third party providers. Our reliance on these third-party providers may adversely affect our business.
●	If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.
●	We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.
●	We have a material amount of deferred tax assets which is subject to significant judgement by our management, and we face risks with regard to the recognition and recoverability of these assets.
●	Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls, particularly as our Company grows and enters into new businesses.
●	Our consolidated financial results and/or operational performance could be adversely affected if we are unable to retain our key personnel and employees.

Summary of Risk Relating to our American Depositary Shares

●	We have two major shareholders whose interests may not be aligned with those of other shareholders.
●	The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Risks Relating to Turkiye

The majority of our business and assets are in Turkiye, and thus deterioration in the economy in Turkiye, any depreciation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkiye, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had and are likely to continue to have a material adverse effect on our business and financial condition.

Any deterioration in the general economic outlook for Turkiye may negatively affect our businesses. Turkiye has, from time to time, experienced volatile political, economic and social conditions. The COVID-19 pandemic caused a significant downturn in the Turkish economy in 2021 and 2022, which was visible in the precipitous declines in investments, exports, and industrial output, followed by the impact on the Turkish economy of the Southeastern Turkiye earthquakes in 2023. In addition, worsening economic conditions, such as increased inflation, the Turkish Lira’s depreciation, any potential tax increases or other governmental measures affecting consumption levels, may cause a considerable decline in the purchasing power of our customers and have a detrimental impact on the affordability of some of our goods and services, affecting our revenues and limiting our growth.

Domestic political factors are another source of uncertainty and impose further risks on the country’s economy. These various factors have had a negative influence on our share price, and no assurance can be given that they will not continue to do so. The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. In our view, the ongoing war between Russia and Ukraine, the ongoing war between Israel and Hamas, continuing regional conflicts (such as in Syria, Armenia/Azerbaijan) and uncertainties surrounding global inflation and commodity, oil, and food prices, pose serious challenges to the Turkish economy as well as to the global economy in 2024. There can be no assurance that these and other global economic, political and geopolitical factors, such as any ramifications of any domestic elections or the U.S. presidential elections, will not have an impact on Turkiye and will not cause further deterioration of the Turkish economy and, in turn, of our business, financial condition and results of operations. Furthermore, Turkiye is a well-known tourism destination and we observe a correlation between tourist inflow and our net subscriber additions. Any factors that may affect the number of foreign tourists visiting the country may adversely affect the growth of our subscribers, business and our financial condition.

Continuing unfavorable economic conditions, including inflation, currency depreciation (particularly the Turkish Lira), rising wages and energy prices and the other factors cited above, are also expected to continue to increase our costs, reducing our profitability and adversely impacting our margins. In addition, these global and domestic macroeconomic, political and social volatilities may adversely impact execution of our strategies, including our ability to take strategic actions with respect to the composition of our portfolio of our assets.

If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.

Significant inflation could have a material adverse effect on Turkiye’s economy and in turn could increase our costs of operation and may negatively affect our business, financial condition and results of operations. Inflation in Turkiye has accelerated since the end of 2021, reaching a peak of 85.51% in October 2022. The Central Bank of the Republic of Turkiye (“CBRT”) implemented a new economic model, aimed at decreasing inflation and maintaining gross domestic product (GDP) by increasing the value of Turkish Lira. The policy rate gradually increased from 8.50% to 42.50% in 2023, and then further to 50.0% in March 2024. As the strong economic management was implemented, inflation decreased to 64.77% towards the end of 2023. Expectations for local inflation stand out as a decline in the second half of 2024. The sharp rise in deposit interest rates starting from 2024 and the sharp decline in demand for currency protected time deposit products are followed as an obstacle to the depreciation of the Turkish lira.

Inflation may result in a significant deterioration in purchasing power and/or in the spending patterns of our customers (both individual and corporate) and could negatively affect the affordability of some of our products and services, as well as an increase in our non-performing loans. In such conditions, customers may reduce purchases of our products and services, downsize their tariffs/plans or choose lower-cost products and services offered by other companies as was seen in 2022 and, to a lesser extent, in 2023. These conditions may impact our ability to increase the prices of our services and limit our revenue and ARPU growth. Furthermore, our ability to increase prices in response to inflation, for postpaid customers, fixed broadband customers and for some of our digital services, may be further limited by the duration of their contracts. We have contracts with our mobile subscribers (around 12 months) and fixed broadband subscribers (12-24 months). Although we implement price increases multiple times throughout the year due to the contract-based nature of our business, price increases are reflected in our growth performance with a time lag. Even though we try to implement sequential price increases, their reflection in our topline growth is shown on a gradual basis. These factors may cause our revenues to decrease in real terms, may limit our revenue growth and may contract our margins. At the same time, our costs may be increased by factors such as currency depreciation in the Turkish Lira and inflationary impacts on rising wages and electricity costs, reducing our profitability and adversely impacting our margins

Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements. Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and the IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Turkiye as a country with projected 36 months’ cumulative inflation rate greater than 100% as of February 28, 2022. Therefore, Turkish companies reporting under IFRS, including us, have been required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit at the current balance sheet date. Nonmonetary items which are not already expressed in terms of the measuring unit current at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income should be restated by applying a general price index. In addition, gains or losses arising from net monetary position should be included in net income under a separate line item and other comprehensive income.

As a result of our application of IAS 29 to our financial statements in 2023, the majority of our financial metrics have been impacted. We cannot predict the impact that any further application of IAS 29 and related adjustments will have on our financial statements, results of operations and financial condition going forward.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods.

Depreciation of the Turkish Lira may adversely affect the Turkish economy. The Turkish Lira which traded at 18.70 to the USD at the beginning of 2023, depreciated to as high as 29.44 to the USD in December 2023, marking a depreciation of TRY against the USD of 36.4% as compared to December 31, 2022. The CBRT undertook a transition to generally accepted economic policies and tight monetary policy began to be accepted as an important management model for Turkiye. Notable measures include higher returns on lira-denominated deposits, intended to reduce spot demand for foreign exchange, however the volatility of major currencies may continue to negatively affect the Turkish Lira. Turkiye’s state debt is expected to increase, putting extra pressure on the Turkish Lira’s value in relation to major currencies. In addition, historical data has shown that inflation rates typically reflect the impact of the Turkish Lira’s devaluation within 3 to 6 months on average. A 10% average depreciation of the domestic currency has traditionally resulted in an additional 3.0 points of inflation in Turkiye due to exchange rate pass-through.

We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira (“TRY”), U.S. Dollars, Euros, Chinese Renminbi (“CNY”), Ukrainian Hryvnia (“UAH”), and Belarusian Ruble (“BYN”). Fluctuations in the Turkish Lira, UAH and BYN versus U.S. Dollars, Euros, and Chinese Renminbi, have had and may continue to have an unfavorable impact on us. In particular, a substantial majority of our capital expenditure is currently, and is expected to continue to be, denominated in U.S. Dollars, Euros and Renminbi, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira, the UAH and the BYN. As of December 31, 2023, our total debt (as restated in accordance with IAS 29) was TRY 84,084.2 million (including TRY 2,427.6 million of lease obligations). The consolidated debt breakdown (excluding lease obligations) as of December 31, 2023 by currency was as follows: Turkcell Turkiye’s debt was TRY 74,067.3 million, of which TRY 37,538.0 million (USD 1,275.1 million) was denominated in USD, TRY 25,815.9 million (EUR 792.5 million) in EUR, TRY 2,261.5 million (CNY 548.7 million) in CNY and the remaining TRY 8,451.7 million in TRY. International’s debt was TRY 270.1 million, of which TRY 15.8 million was denominated in BYR ( BYR 1,711.4 million) and the remaining TRY 254.2 million in TRY.Techfin’s debt was TRY 6,698.5 million, of which TRY 345.4 million (EUR 10.6 million) was denominated in EUR, with the remaining TRY 6,353.1 million in TRY. The debt balance of Boyut Enerji was TRY 300.4 million all denominated in USD and debt balance of Turkcell Enerji was TRY 320.2 million, all denominated in TRY.

Further devaluation of the Turkish Lira could further affect and limit our investment plans in the future. The financing of infrastructure investments, potential license fee payments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. See “Item 8. Financial Information” and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. In addition, we have been further diversifying our currency exposure by entering into agreements with our vendors in their local currencies, particularly in Chinese Renminbi. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the political and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Due to additional regulations imposed by the CBRT and BRSA, the variety of hedging instruments available has decreased while the cost of some of these instruments has increased to a level where they are no longer commercially viable. This may have a negative impact on our financial decisions, or we may face a higher negative net foreign exchange position and, ultimately, a negative impact on net income and lower dividends in the future. The increase in public debt in Turkiye may also continue to result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see “—Risks Relating to Our Business—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing” below.

In several of the other countries in which we have businesses, in particular Ukraine and Belarus, there are no or few tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries. The current war in Ukraine and the ensuing geopolitical repercussions have had and are expected to continue to have a significant adverse effect on both the UAH and BYN. Both currencies have been subject to limits on transfer and conversion and are vulnerable to further devaluation. For example, there has been a ban in Ukraine on the purchase and cross-border transfer of currency for the purpose of paying dividends. The BYN is also exposed to the effects of international sanctions on Russia and its allies.

We are also exposed to currency exchange rates on the prices of the smartphones that we rely on for the promotion of our data and digital services, including with respect to our financing activities such as those through our Financell subsidiary. Coupled with deterioration in purchasing power of customers, Turkish Lira depreciation has made smartphones that are procured in hard currencies more expensive for our customers, thus potentially reducing new sales of such devices and curbing the market for our services, which has and may continue to have a negative impact on our revenues and profitability.

Any significant fluctuations in the value of the TRY relative to the other currencies discussed above and any devaluation of the TRY, UAH and BYN could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to the Telecom Industry

We are subject to a variety of risks with respect to our radio access network performance, including spectrum and regulations.

Spectrum limitations and the costs of obtaining additional capacity, particularly 5G, may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Spectrum is a range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated by way of a license to the operator of the network.

Our spectrum licenses have specific terms and durations, as well as radio spectrum. They are subject to renewal upon payment of a fee before their expiry, but renewal is not assured, and the process for renewal can be lengthy. In 2023, we applied to the ICTA for the extension of the term of the 2G License Agreement, and the ICTA informed us the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band was extended until April 30, 2029 in accordance with the “Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement.” The Council of State is expected to give its opinion on renewing the 2G License Agreement, as Article 155 of the Turkish Constitution requires. However, the extension of the 2G License Agreement has already been implemented so it is unlikely that the Council of State will issue a negative opinion. In this regard, if the opinion process fails, we may be required to transfer our 2G network to the state and lose our usage rights on 2x11 MHz band of 900 MHz spectrum. Similarly, our 3G license and 4.5G authorization certificate will expire on April 30, 2029, if not extended before that date. Even though the Company has a right to apply to the ICTA between 18 and 12 months before that date for renewal, the ICTA has a right to not renew the authorization. If the license agreement and/or authorization certificate is not renewed or is canceled/terminated for any reason, the Company must transfer to the ICTA, or an institution designated by the ICTA, free of charge and in full working order, free of any liens, mortgages and similar legal encumbrances, all the software and equipment that constitute and affect the operation of the networks as well as the immovable properties on which these systems have been installed. The authorizations of our subsidiaries also will be evaluated by the ICTA and may be revoked if ICTA’s criteria are not met. For more information on regulation and how it may impact our business, see “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.” The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition.

As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive coverage and also on our results of operations. Due to unforeseeable events (such as the COVID-19 pandemic or the Southeastern Turkiye Earthquakes that occurred in 2023) that cause changes in traffic patterns, network topology and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, or new capital expenditure requirements which, in turn, may negatively impact our operational results.

In particular, although our spectrum can potentially be used for the next generation network technology (“NT”) known as 5G, some services that are specific to 5G and our future capacity needs will eventually require us to obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G specific telecommunications services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. On the other hand, a 5G spectrum tender by the ICTA, which is expected to be held in the near future with the possibility of high prices, could result in additional costs and investment, including capital expenditures and potential obligations for coverage, service quality and local procurement obligations. If the demand for 5G services fails to materialize at a level in line with industry assumptions, our return on investment may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

Our 4.5G and 3G license agreements contain certain coverage and/or service quality and local procurement obligations that we may not always be able to achieve. Any regulatory changes increasing our coverage and/or service quality requirements, or our failure to abide by existing requirements, may have an adverse effect on our business and financial condition.

We rely on our spectrum license agreements in order to carry out our business. In addition, the cost of our licenses, in particular our 4.5G license, including capital expenditures required in connection with our 4.5G build-out, have been significant. Our license agreements contain certain terms that may weigh on the profitability of our investments and may have an adverse effect on our investment plans in the future, in particular with respect to 4.5G investment. These license requirements include high coverage obligations for residential settlement areas, roads, railroads and tunnels, terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Turkiye in meeting infrastructure obligations, terms obliging our network equipment suppliers to employ a certain number of engineers and local researchers in their local research and development (“R&D”) centers, an active network sharing obligation for a certain portion of the population, variable service quality requirements, and significant taxes and spectrum usage fees.

We are currently not in full compliance with the coverage obligations under our licenses, with respect to 3G settlement coverage and with respect to the coverage of tunnels in 4.5G. Due to this non-compliance, the ICTA imposed administrative fines on our Company in 2022 and obliged us to establish a total of 400 3G sites (200 in the first year following the decision date, which we have already completed, and 200 in 2024), and a sufficient number of 4.5G sites for tunnels where there is non-compliance, leading to an increase in our investment costs. Furthermore, up until the year 2021, there was not enough research and development, product development and production capacity in the local market for us to be able to be in full compliance with the license requirements and administrative fines amounting to TRY95.5 million in total (not restated for IAS 29), were imposed on us for the period between 2013 and 2018. Although, we are challenging the imposition of these fines, we may be not successful. See Note 37 to our audited Consolidated Financial Statements included elsewhere in this annual report. Additionally, further administrative fines may also be imposed for non-compliance during the period 2018-2021, which may have a material adverse effect on our financial results.

As a result of the improvement in local telecommunications equipment production capacity, Turkcell has been able to comply with its license obligations relating to local production investments for the 2021-2022 period. However, with the ICTA decision published on January 13, 2022, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks” so as to expand the local product obligations in the 4.5G authorization agreement. This amendment, as well as any changes in relation to the definition of critical network elements, may affect our investments and may also result in additional local and/or national equipment obligations for future authorizations (e.g. 5G). Furthermore, the ICTA has the authority to change service quality requirements, which could cause an indirect increase in our coverage requirements.

There are alleged health risks and zoning limitations related to our base transceiver stations which may adversely affect our ability to provide services at certain areas.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from base transceiver stations (“BTS”) and from mobile handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms or at all.

Legal proceedings have been brought against mobile operators seeking the removal of base station sites for potential or alleged health reasons. In the past, the Turkish Supreme Court overruled the decisions of some local courts, ruling that a base station could have negative effects on human health over the long term. However, in recent years, it has reversed those decisions and decided that the base stations do not have any proven harms to human health. If the Turkish Supreme Court changes its decision or if new regulations are enacted, these could have a material adverse impact on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

Furthermore, from time to time, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles could make it difficult to build new BTS sites and maintain our existing sites. In 2018, the ICTA issued an updated regulation which further tightened electromagnetic field limits. In the future, if ICTA decides to further reduce such limit values, this may negatively impact network quality and increase our capital expenditures.

In addition, zoning requirements with respect to our base stations have been subject to changing regulatory requirements, resulting in uncertainty. In November 2020, amendments to the zoning law came into force that provided for permitting requirements on the basis of the tower height, but were then annulled by the Constitutional Court in June 2023. It is expected that the legislator will make new regulations on these issues, which could result in additional costs and obligations in connection with our base stations. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.”

Any difficulty in maintaining or building BTS due to health concerns, or our inability to obtain any required licenses, permissions or certificates that may be required in the future, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In addition, a law in force has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may lead to an increase in our coverage obligations and the number of BTS required to meet such obligations. Any of these factors could increase our costs and adversely affect our ability to carry out our investment plans and our results of operations.

Our fiber business may be adversely affected by required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone.

Our fiber business must excavate to lay new cables and repair existing cables, and we are obliged to obtain permission for excavations from authorized municipalities and institutions. As an infrastructure provider, we are subject to the “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published December 27, 2012 and requires all providers to prioritize facility sharing and co-location in their investments. Operators must therefore check whether any available infrastructure exists for a newly planned route. If it is determined that another operator has infrastructure on the planned route, the use of that infrastructure should be prioritized, if possible. Infrastructure providers have to make facility sharing requests primarily to the most prevailing operator in terms of infrastructure in Turkiye, Turk Telekom, to check whether Turk Telekom’s current infrastructure is available to share on planned route.

If Turk Telekom rejects infrastructure sharing or there is no available infrastructure suitable for sharing on a planned route, operators may ask for a right of way confirmation from the Ministry of Transportation and Infrastructure. Operators’ right of way and civil engineering processes are dependent on the Ministry of Transport and Infrastructure, the ICTA, Turk Telekom, and other related public authorities. Once a right of way confirmation is obtained, operators must apply to public authorities to get permission for the required excavation processes. However, public authorities or institutions may hold or refuse to grant excavation permissions. The ICTA initiated an investigation against some operators, including our subsidiary Turkcell Superonline, about previously installed infrastructures and facility sharing applications. Within the scope of the investigation, several violations were identified by the Supervisory Board regarding noncompliance with facility sharing obligations. As a result of these findings, should our defenses not be accepted, significant fines could be imposed and we may be required to change our infrastructure construction procedures. See Note 37 to our audited Consolidated Financial Statements included elsewhere in this annual report.

In some areas, excavations may be terminated as a result of the high and variable costs of the right of way tariffs requested by municipalities. In addition, our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. The current infrastructure sharing and right of way procedures, operational difficulties, and public authorities’ approach toward mandatory facility sharing obligation might negatively affect our ability to expand our fiber network and slow down our future investments (See “—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition”). More generally, all of these factors may increase our costs and have a material adverse effect on our business and financial condition.

Turkcell Superonline, our fiber infrastructure service company, won the tenders of BOTAS, Turkiye’s state owned pipeline company, and TEIAS, Turkiye’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS (Petroleum Pipeline Cooperation) for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. The lease agreement between Turkcell Superonline and BOTAS, on which an important portion of our fiber infrastructure backbone routes are established, will have to be renewed with a new tender in 2024. The non-renewal of this agreement and any change to its conditions might have significant business and financial impacts for our fiber business.

Although we closely follow general technological trends in communications and technology, we may be unable to adapt to rapid technological changes in communications and information technology, which could result in higher capital expenditures and a greater possibility of commercial failure.

Rapid technological changes in communications and IT are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service, prices and channels that customers demand, or to respond effectively to technological changes, our business, financial condition and results of operations could be adversely affected. For example, the development of eSIM technology, the increase in eSIM compatible devices, and its growing awareness have eliminated the need for a physical SIM card. Many companies and alternative data providers around the world have started providing telecommunication services via eSIM over the internet. This development has negatively impacted the number of our new subscriber additions and the related revenues that were previously derived from new tourist line sales or roaming revenues.

With the increased demand for digitalization, we have been using our digital platforms, notably our dedicated website, our Turkcell mobile application and the IsTurkcell Online app (for corporate customers), more actively. Growth in digital platforms has expanded our service and products offering which, in return, has brought technical, logistical and brand perception risks. Any failure in delivering any of these services or products on-time, for which we also depend on third-party service providers, may result in customer dissatisfaction, increased customer complaints and impact our brand perception, and result in operational, financial, regulatory and other risks.

In addition, new technologies require significant capital expenditures and it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance. Although we are following general technological trends in communications and technology, there can be no assurance that we will be able to develop new products and services, or to respond to developments by other providers, in a manner or at a speed that will enable us to compete efficiently.

Risks Relating to Our Business

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

The majority of our revenue comes from our operations in Turkiye, which is a highly competitive market. Competition in this market and regulatory actions that limit our ability to respond effectively to competitive pressures may adversely affect the growth of our business and our financial condition. Regulatory actions, in large part from the ICTA, have been a significant factor in shaping the development of the Turkish telecommunications market and have adversely affected our ability to price our services and to respond to changes in the market. Regulatory actions have often favored our competitors. The ICTA may in the future act to regulate other areas of our business, including data and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. To the extent that inflation in the Turkish market requires us to make increasingly frequent price adjustments, any regulatory impediments to such adjustments could have an adverse effect on our profitability and financial condition.

Moreover, in the current highly inflationary environment, irrational or delayed price movements by other operators, including price decreases, could have an adverse effect on our growth. If the competition we face intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition. The competition that we face includes price-driven competition from other major telecom operators (in particular Vodafone Turkiye and Turk Telekom) and from potential new entrants. We expect to experience continued price-driven competition. If we do not respond effectively to this competition, the growth of our business and our financial condition may be negatively affected.

Our competitors for mobile telecommunication services also include an mobile virtual network operator (“MVNO”) that leases our network. Generally, MVNOs provide offers that are relatively cheaper than similar offerings of the operators from whom they lease their networks, including us. Even though this MVNO currently has a very limited number of subscribers, in the future, it or other MVNOs may become increasingly competitive in the telecommunications sector, causing a downward pricing pressure on the fees that we charge for our services, which, in turn, may have an adverse effect on our business.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we are reselling xDSL from the incumbent operator Turk Telekom and we are dependent on their service quality in this business. Therefore, any delay or negligence of Turk Telekom could result in dissatisfaction of our customers and lead to churn of our xDSL subscribers. Also, any price increase in Turk Telekom’s wholesale tariffs may not be fully reflected in the consumer prices charged by Turk Telekom’s retail brand TTNET A.S., which may lead to margin squeeze for our services, reducing our ability to effectively compete and eventually causing churn of our xDSL subscribers. Furthermore, where we rely on networks of other operators, network changes by such operators may make it more difficult for us to offer our products that use such networks. For example, the ICTA has approved Turk Telekom’s copper switch-off plans in 2024, which may lead to the termination of our subscribers served via copper network in certain areas, which in turn could materially and adversely affect our business, especially if existing copper subscribers cannot be migrated to alternative fixed broadband solutions.

We also face intense competition (both in the Turkish and international markets) with respect to product and service areas outside of our core telecommunications activities.

●	As we increase our offering of digital services, we find ourselves increasingly in competition not only with local digital services developers but also with major international companies (WhatsApp, YouTube, Spotify, Netflix, etc.) that specialize in the development of internet applications and services (namely “over-the-top,” or “OTT” services). Several of these global players’ platforms are offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. They also sometimes enter into partnerships with local operators in Turkiye. In addition, newer applications from both established developers and operators and less well-known ones are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had and is expected to continue to have an adverse impact on our revenues.
●	We also face increasing local and global competition in the wholesale market and operations and information technologies sector, which affects our pricing and our collaborations with global and international partners.
●	Our mobile payment business, Paycell, faces intensifying competition and aggressive pricing from existing competitors, emerging new businesses (with 27 new companies having obtained licenses from the regulator in 2022 and 2023), and well-established companies from industries other than telecommunications (such as banking and fintech) entering the payments and e-money businesses, all of which could adversely affect Paycell in the future.

Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.

In addition to growing our existing business, our strategy for growth involves seeking out new investment opportunities and participating in those meeting our criteria. This includes external growth opportunities principally in, but not limited to, Turkiye. Our new investments have included, and are likely to continue to include, investments in new business and services in areas outside of the scope of our core business. These new investments may require significant expenditures, including new debt financing, and may not achieve expected returns or returns that are in line with those of our core business in Turkiye, which could result in value erosion for our shareholders. These businesses are subject to risks that are in many respects different from those of our telecom business and may be dependent on additional parent company funding. In order to succeed in these businesses, we will need to obtain the expertise required to compete and operate in these areas, which may be costly, and in certain cases obtain new licensing.

Such businesses include the following:

●	Our finance business, Financell, which manages the bad debt expenses arising from the demand in the Turkish market for bundled offers featuring both communications services and a communications device, particularly a smartphone or a tablet, carried a total of TRY 6.2 billion in loans outstanding as of December 31, 2023 (as restated in accordance with IAS 29). Our cost of risk may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of an economic slowdown in Turkiye, as well as due to catastrophic events like natural disasters or pandemics that affect large portions of the population. Such economic volatility could lead to an increase in non-performing loans, as well as to losses and the eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio, which is likely to affect the profitability of our finance company. This activity may be negatively affected by financial conditions, particularly interest rates and foreign exchange rates, since the pricing of most devices is largely dependent on hard currencies, More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to market trends and that new competitors will not emerge. We are diversifying Financell’s portfolio with new products in the consumer segment, such as shopping credits via Paycell or vehicle credits, as well as in the corporate segment, for digital infrastructure needs or renewable energy investments. The return on investment for these new products may not meet our expectations, which would prevent us from realizing the synergies that we expect from our finance business. Additionally, see “—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.”

●	Given our focus on providing techfin services as part of our complete portfolio of digital services, we submitted an application for incorporation of a digital banking company to the Banking Regulation and Supervision Agency (“BRSA”) in Turkiye in June 2022, and the approval process is still continuing. After obtaining the incorporation permit, an operating permit application would need to be submitted to the BRSA again with the completion of required infrastructure and organizational preparations. The review of the BRSA may result in the regulator asking for additional requirements to approve the license application, delays in the license process, ultimate rejection of the whole license application, or partial rejection of the license application, any of which may prevent us from achieving our strategic goals. If and when these processes are approved by the related authority, this business may expose us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and store.

●	Our subsidiary Global Tower operates a large portfolio of telecommunication towers in several countries, exposing us to risks associated with the expiry, non-renewal or termination of certain concessions or licenses of Turkcell, in which case Turkcell may be forced to transfer to the ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations. In 2023, we continued to see increased competition from the local and international tower companies, which put pressure on our pricing ability and tenancy ratios. The price increases in our tenant contracts are indexed to inflation. High inflation rates may result in our customers renting less towers, which may impact tenancy ratio. Increasing commodity prices, especially for metals, and high inflation impacting personnel and other main costs may pressure our cost margins while building new towers. Our mobile telecom subsidiaries outside of Turkiye also face similar risks in their respective markets and, in addition, in Ukraine, the military actions undertaken and the uncertainties regarding future territorial control place our towers and equipment there at risk.

●	We are offering services to other operators through our subsidiary Lifecell Ventures. Lifecell Ventures’ business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. We cannot ensure the commercial success or profitability of this business, which depends on our and our partners’ ability to compete against global and local players in these markets, as well as the local competitive environment, consumer trends and preferences and market conditions, all of which may be significantly different from the Turkish market. Furthermore, as this business grows and expands into new markets, namely through additional digital services commercial agreements and similar agreements, we will face increasing reputational, regulatory and commercial risks in those new markets, both directly and through our local partners.

●	We are a part of a joint venture in electric and connected cars (Togg), for which our Company acts as the technology partner. Our participation in this joint venture brings us new risks, namely in relation to development, technology and the manufacturing process, as well as financial risks. The initial capital agreed upon is EUR 500 million (not restated for IAS 29), with all parties committed to contributing according to their respective stakes. Turkcell has committed EUR 115 million, and the payment has been completed.

●	Our subsidiary Turkcell Enerji is engaged in electricity trading and wholesale and retail sales, which exposes us to risks related to energy prices that are directly impacted by exchange rates and energy regulation, as well as other regulatory and market risks, including the risk of trading electricity on commercially non-viable terms for short periods. In addition, the owned capacity in renewable energy investments of Turkcell Enerji increased after the acquisition of Boyut Enerji, which brought additional operational, financial, regulatory and other risks related to the power generation business. The profit margin in the energy business is currently lower than that of our telecommunications businesses and may not rise to the levels that we expect.

●	In order to partially match its electricity consumption, Turkcell has undertaken an investment program into renewable electricity production sources, mainly from solar power plants, for the 2023-2026 period. In 2022, the related authorities facilitated renewable energy investment practice with certain regulatory provisions which enable corporates to generate electricity to offset their own consumption. However, there are a number of risks relating to the process, which include the potential inability to acquire the land which will be used for solar panel installations from the owner, failure to obtain zoning for the land in the future, delay or failure to obtain official approvals for solar power plant installations, failure to complete the energy transmission line project within the planned time frames and delays due to EPC (engineering, procurement and construction) firms. Any of these factors could delay the project plan and result in additional costs. Also, there is a risk of legal sanctions that may occur after injuries and deaths resulting from any non-compliance with the Occupational Health and Safety rules during the installation of the solar power plant. Lastly, since the equipment to be used in the solar energy investments is mostly imported products, the costs in Turkish Lira will be directly affected by the changes in the currency exchange rates. Moreover, there is a regulatory risk that, if the regulation that enables companies to offset their own electricity consumption with their production is suspended, these investments may not achieve their expected returns.

●	We established a venture capital investment fund (the “VCIF” or “Turkcell GSYF”) in March 2022 with a professional fund management company, in order to invest in ventures that we believe are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. Our Company has invested around TRY 355 million (not restated for IAS 29) through our fund to date. Our Board of Directors has authorized us to invest up to TRY 500 million in total. In connection with these investments, we may face risks of illiquidity or loss of capital along with other market risks, as well as operational risks relating to the businesses in which the VCIF invests.

Through these and other investments, we are exposed to markets, regulators, suppliers, competitors and consumers that are outside of our core telecommunication businesses, in areas in which we may have less expertise and experience than in those core businesses. These investments require significant management time and financial resources, and failure may damage our reputation.

In a number of these cases, our investments are made through joint ventures and partnerships, as well as through the funds in our VCIF structure, none of which do we fully control, and which expose us to risks associated with the other participants in these ventures and partnerships. This includes in particular the risk of strategic disagreement with them and the risk of their financial default. Furthermore, as a minority participant in an investment, we might encounter difficulties in protecting our shareholder rights. We may also face risks in respect of the actions of the other parties in the investment or venture, for example violating anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and European Union regulations as well as applicable economic sanctions and embargoes and other risks. For further information relating to the corruption and sanctions laws to which we are subject, see “—If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.” below.

We also pursue opportunities which include alliances, such as MVNOs, management service agreements, branding and know-how support services, digital services cooperation and marketing partnerships.

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

Any of the factors listed above may inhibit us from effectively pursuing our strategy, which would adversely affect our business.

Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.

We are subject to a significant range of legislative and regulatory requirements, both in Turkiye and internationally. Compliance with new and existing laws and regulations has had, and is likely to continue to have, a significant impact on the ways in which we do business. This may include, but is not limited to, the impact on our ability to set our pricing and offer new and existing services, use of our services and ability to terminate subscriber contracts, the way we handle, process and store customer data, the terms of our subscriber contracts, the terms or limits of providing financing solutions, the way we communicate with and care about customers, our ability to contact subscribers with our offers, the requirements imposed on us with respect to the identity verification of subscribers, our ability to implement any planned or future network or infrastructure sharing initiatives and as our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with whom we are not always in agreement. Complying with regulations may be costly, and failure to comply, whether or not we agree that such failure took place, may lead to significant penalties, criminal prosecution, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business, financial condition and cause significant reputational and brand damage with customers, investors and regulators.

Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure regulations and actions relating to our voice, SMS, data and value added/digital services have negatively affected our pricing and our ability to design and launch campaigns and offers. For example, the ICTA sets price caps applicable to fees for national/international calls and SMS, activation/deactivation, name/title change, account takeover, mobile station international subscriber directory number (“MSISDN”) change, SIM card change, detailed bill information and directory assistance service. The ICTA updates the price caps twice a year in April and October. In addition, interconnection rates are still set by the ICTA, and further regulatory actions may adversely affect our Company’s wholesale revenues. Namely, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, both of which may adversely affect our business and financial condition. For more information, see “Item 4. Information on the Company—B. Business Overview— XIII. Regulation of the Turkish Telecommunications Industry.” While we expect that the ICTA regulations will allow us to adjust our prices and rates for inflation on a timely basis, no assurance can be given that this will always be the case.

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Turkiye. Stricter privacy laws and regulations are being adopted or existing legislation is being more strictly interpreted and enforced by the authorities, which requires companies to invest more diligence and effort towards ensuring compliance. While we are primarily subject to Turkish data protection legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such regulations may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that, despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm.

Furthermore, given that we process personal data, namely that of our customers and employees, we are subject to several data protection laws and regulations by the Turkish Personal Data Protection Authority (PDPA), the ICTA and the Capital Markets Board. These regulations engender significant compliance obligations and our Company must implement and maintain an effective compliance program. Should we fail to properly implement and comply with these data protection laws and regulations, we may face administrative fines and regulatory actions in amounts that can equal to up to 3% of yearly net sales. Changes to such data protection laws may impose more stringent requirements for compliance and result in significant penalties for non-compliance. Additionally, some of our subsidiaries collect personal data from our digital service products users, such as BiP, fizy, lifebox and TV+, and the scope of this data collection has increased significantly following the implementation of artificial intelligence across our platforms aimed at providing personalized content to our customers. If we or those with whom we share personal data fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in a loss of future business. In addition, the cost and operational consequences relating to the response to breaches and the implementation of remediation measures could be significant.

Taxation and charges are also areas in which we are subject to specific regulations. Notably, we are subject to a Special Communication Tax (“SCT”), which has been set at 10% since January 2021. Transceiver and receiver unit surcharge payments have been set at 5% of monthly net sales since January 2018. Such taxes have affected, and could continue to adversely affect, consumer demand for products and services, and, therefore, our results of operations, as may any changes in tax laws, such as any potential impact of Pillar 2 (Global Minimum Tax) legislation. Moreover, inflationary pressures and the resulting budget deficits may prompt the government to implement additional taxation measures. These measures might include changes in taxes, such as Value Added Tax and Special Communication Tax and may have retrospective effects.

We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and finance laws and regulations, of which the principal regulators include the BRSA, the CBRT and the Turkish Insurance and Private Pension Regulation and Supervision Authority (IPRSA)). The BRSA may enact changes in regulations regarding consumer finance activities, which might restrict part of our finance business. Most recently in December 2021, legislative amendments were implemented to restrict the total number of permitted installments for consumer loans over a certain threshold amount, amounting to TRY 12,000 (not restated for IAS 29) in 2023, depending on the purpose of the loan, which has impacted our working capital requirements. For more information, see “—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.” Moreover, unless the threshold amount, which determines the number of permitted installments, is updated in line with inflation, this may reduce sales in the market as there would be less smartphones available at a price under the related threshold level due to inflation and rising exchange rates. These limitations have negatively affected the growth of smartphone sales and the frequency of renewals in the Turkish market. Additionally, a new regulation was introduced by the CBRT in October 2023 which limits transaction size (per single transaction and monthly top limit) and usage conditions of mobile payments. This regulation impacts Financell’s collection of loan repayments via customer telecommunication bills through our payment company Paycell. Financell customers make loan repayments mainly via their telco bill due to convenience, and also at Turkcell dealer stores, as well as via online channels. Therefore, the negative impact of the regulatory limit on payment via bill may lead to a rise in cost of risk and bad debt. The CBRT regulation also limits transaction size (per single transaction and monthly top limit) or usage conditions of mobile payments for Paycell. This regulation impacts Pay Later (DCB) transaction volumes and the ability to provide Paycell Card solutions to our customers, which could affect the size of our business and revenues.

Further, since 2019, the Presidency of Turkiye has the authority to increase the Special Consumption Tax rate on mobile phones from 25% to up to 50%. An increase in this tax may negatively impact the number of mobile phones sold in Turkiye. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on the financing of specific goods or services in the future.

Our ambition to acquire customers through digital platforms is heavily dependent on applicable regulations. As of March 1, 2022, the “Regulation on Verification of the Identity of the Applicant in the Electronic Communication Sector” came into force, which requires operators not to use biometric data when setting up subscription contracts with consumers. In order to avoid reverting to paper-based processes in face-to-face channels, we have continued to use the digital signature on tablets for their subscription contracts, and may face the risk of administrative fines. Moreover, the customer acquisition process is, in our view, too complex to be viable, which is impacting our customer acquisition plans from digital channels.

In addition to the risks noted above, differences in the level of regulation on our core telecom businesses and on competitors relying on different technologies may have the effect of distorting competition and placing us at a competitive disadvantage. For example, in the market for internet access services, new generation low earth orbit (LEO) satellite technology is being used to enable internet access globally. Even though these services are not presently authorized in Turkiye, any change in the authorization regime that would enable the provision of internet services via LEO satellites may pose a competitive risk in the mid-term, as it could act as a substitute for the existing services we offer.

We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks of doing business in such countries. These investments may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks and we may be unable to divest such investments successfully.

The Turkcell Group has investments in several emerging or developing markets, including Ukraine, Belarus and the Turkish Republic of Northern Cyprus and has activities that involve other emerging or developing markets. Legal systems, institutions, commercial practices and economies in those markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by fraud or corruption, we could incur significant penalties under applicable anti-corruption legislation, including the FCPA, as well as reputational harm. The Turkcell Group also retains potential liability with regards to its divested businesses in such countries. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies will not have an adverse impact on our investments and businesses in these countries. In particular, Ukraine has been in conflict with Russian military forces since 2022, while Belarus has been the subject of sanctions over the last three years.

Recent issues in our international operations include the following:

●	Our company decided to sell all of its operations in Ukraine (Lifecell LLC, LLC Global Bilgi and LLC UkrTower) to NJJ Capital and signed a share transfer agreement on December 29, 2023 (“Share Transfer Agreement”). See “Item 4. Information on the Company—B. Business Overview—IX. International and Domestic Subsidiaries—Ukraine—lifecell” below.

The sale remains subject to the approval of the Ukrainian authorities and satisfaction of conditions to closing, and there is no guarantee that it will be completed in the time frame anticipated, or at all. Although we believe that the sale of our Ukrainian businesses will provide financial, operational and other benefits to us and our stockholders, we cannot provide assurance that we will achieve the full strategic and financial benefits expected from the sale. Further, such benefits, if ultimately achieved, may be delayed.

The actions undertaken by Russian military forces against Ukraine since the beginning of 2022 have put our Ukrainian businesses (lifecell, UkrTower, Global LLC and Paycell LLC) at risk and are creating and are likely to continue to create substantial disruptions in the region. A number of our BTS sites have been damaged and our control over our BTS sites and business may be compromised by any further degradation in Ukraine’s territorial integrity, whether as a result of military action or any ensuing situation. Occupation by Russia of the territories in Luhansk, Donetsk, Kherson, Kharkiv and Zaporizhzhia regions and so-called referendums to join Russia, led to impairment of lifecell and Ukrtower assets. Due to the lack of access to sites on the occupied territories, it is impossible to reliably establish their loss or damage. In total, a reversal of impairment loss of TRY 25.9 million (not restated for IAS 29) has been recognized in 2023 in relation to the assets on Ukraine liberated territories or assets whose operational activity was restored. However, the ongoing war may lead to an impairment of the value of our assets in Ukraine. Russian missile attacks on energy and other critical infrastructure have led and may continue to lead to country-wide electricity cuts, which in turn result in lower lifecell network availability. Although we are unable to predict the likely course or duration of these continuing events, the war in Ukraine could materially disrupt our Ukrainian operations, including our financial and banking transactions, lead to a decrease in revenue and subscriber base, increase our costs through, inter alia, increased costs of compliance, impact cash flows, cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupting banks and other critical infrastructure necessary to conduct business in Ukraine. In addition, under conditions of martial law, mobile operators are likely to attract increased interest from criminals, including politically motivated actors, increasing the risks of system failure or cyber security breaches. Ukraine’s largest mobile operator was targeted in a powerful cyberattack in December 2023, causing a technical failure that temporarily disrupted communication services and internet access for Ukrainians over a period of several days. As of the end of December 2023, 97% of the daily average stores across the country are open. The continuation of the war might increase the shop destructions. We also face a risk of loss of control or expropriation of our assets.

In Ukraine, the National Bank of Ukraine (“NBU”) fixed the official UAH/USD exchange rate at 36.5686 as of July 21, 2022, and NBU shifted to the regime of managed flexibility of the exchange rate on October 3, 2023. As of 2023-year end, UAH/USD was at 37.9824. In 2023, inflation fell faster than expected, closing the year at 5.1%, due to higher harvests and thus more food supply, as well as due to further reduction of pressure on business costs. As of March 2024, the inflation figure was announced at 3.2%. In view of the current situation, it is not possible to make any reliable assessment of the outlook for the Ukrainian economy. Weaknesses of state institutions, civil unrest and economic turbulence have also adversely affected the overall economic situation in Ukraine.

In addition to the political risks in relation to the military actions underway and the risks of economic instability, our operations in Ukraine could also expose us to operational, competitive, regulatory and legal risks, as well as the political risk of nationalization of some or all of our assets, or the risk of restrictions on our ability to upstream cash, in particular if the sale of such operations is not successfully completed.

●	We also carry out business in Belarus through 100% stake in BeST. See “Item 4. Information on the Company—B. Business Overview—IX. International and Domestic Subsidiaries—BeST.”

After the controversial presidential election held in 2020, which caused protests and strikes, the US, the UK, Canada and the EU imposed a broad range of sanctions against Belarus and certain Belarussian entities and persons and certain sectors in Belarus. In 2022 and 2023, the EU, US, UK and certain other countries broadened this scope, imposing significant sanctions on Belarusian persons and entities, visa restrictions, import bans and wide-ranging export controls, stemming from both the presidential election and Belarus’s ongoing involvement in Russia’s invasion of Ukraine and targeting a wide range of industries and goods. We may face risks of violations in cases where domestic regulations conflict with these sanctions’ restrictions.

The imposed sanctions and limitations affect the economic climate in Belarus, and also affect our access to, and the cost of, imported equipment and software, notably our base station and office software. These factors may lead to a decline in our operating performance, our ability to make investments and an impairment of the value of our assets there.

In particular, due to these sanctions and the limitations thereof, we face difficulties in making the investments required under the Investment Agreement between Turkcell and Belarus (See “Item 4 Information on the Company—B. Business Overview—IX. International and Domestic Subsidiaries—BeST”) due to both the lack of imported hardware and software (and vendor support) and the challenges with banking operations or international transactions resulting from the sanctions placed by the aforementioned countries on some Belarusian banks. We may also face difficulties in making the required USD 100 million installment payment pursuant to the Investment Agreement. Our failure to implement the investment project within the agreed timeline and/or comply with the investment amount may result in penalties, termination of the Investment Agreement and/or compensation to Belarus for the benefits granted under the Investment Agreement, any of which could have an adverse effect on our business and results of operations in the mid-to-long term.

In Belarus, annual inflation for 2023 was 5.8%, while for the first quarter of 2024 inflation was reported as 2.2%. The National Bank gradually decreased the refinancing rate from 12% to 9.5%, effective from June 2023. As of December 31, 2023, the local currency had devaluated by 16.1%, based on the National Bank of Republic of Belarus, as compared to closing rates on December 31, 2022. Macroeconomic stability is currently fragile due to the country’s reliance on the Russian economy and domestic political instability.

There can be no assurance that such economic, political, regulatory and operational difficulties will evolve favorably in the future. These risks have affected and could adversely affect our reputation and results of operations.

●	In the Turkish Republic of Northern Cyprus (the “Turkish Republic of Northern Cyprus” or “TRNC”), our subsidiary Kibris Telekom holds 247 MHz bandwidth on 700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz, 2600 MHz and 3600 MHz frequencies. If Kibris Telekom fails to comply with the terms and conditions of its license agreements, we may incur penalties, which could have an adverse effect on our business and results of operations. Additionally, the incumbent telecom operator, TRNC Telecommunications Office, may be restructured as a public-private partnership. If the restructuring were to be awarded to one of our main competitors, or to include the issuance of a third mobile license, this would adversely affect our growth and our competitiveness in the region. Furthermore, due to its designation as an operator having significant market power in the mobile access and call origination markets, Kibris Telekom is obliged to provide access and call origination services to MVNOs. Any of these factors may increase competition in the market and adversely affect our business and financial condition.

In the past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capital expenditure requirements and loss of revenues.

Our international subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as for other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles, all of which may be further impacted by war or other conflict. For example, foreign exchange controls in Ukraine have included, for example, a ban on the purchase and cross-border transfer of currency for the purpose of paying dividends. Although such restrictions are being lifted, they are being replaced by monthly limitations on dividend payments. Such restrictions may be further expanded in these countries, or other restrictions may be imposed on the ability of our subsidiaries to pay dividends or to make distributions to us, or on our ability to repatriate funds, any of which could restrict Turkcell's ability to receive funds from those operations. For some of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments and we may be required to establish new legal entities or engage in new business lines due to our business needs or recently introduced regulations. In addition, if an asset in which we have invested does not provide the expected returns, we may choose to dispose of it at a sale price that may be below its carrying or liquidation value. These factors could have an adverse effect on the implementation of our strategy, our financial condition and the demand for and the price of our shares. In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company.

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

We expect to continue to experience moderate cash outflows in relation to capital expenditures for mobile and fiber investments, investments in data centers and renewable energy, investments in network in preparation for a further possible earthquake, the second installment of the donation for Southeastern Turkiye Earthquakes victims, and dividend payments. In addition, if we are successful in acquiring a 5G license whenever the application process occurs, we may need to make significant outflows for any required payment for 5G license authorization, and network investments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments which are higher than the trend of our historic dividend pay-outs.

Our working capital requirements have increased in recent years, in particular after our Financell subsidiary began its operations. The BRSA’s existing regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly in the recent years. However, working capital requirements could once again increase should the BRSA increase the maximum number of installments on mobile phone related loans, which it has already done for refurbished phones, which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce, our liquidity.

Additionally, significant developments in the local borrowing market have tightened access by corporates to Turkish Lira loans after several decisions which were taken by the BRSA and the CBRT between May and November 2022, which also increased interest rates in the market, which may impact our borrowing costs and overall interest expenses. Turkcell and some of its subsidiaries are subject to credit constraints according to the year-end financials due to CBRT decisions, which may negatively impact our overall investments and growth of our group companies. In addition to local bank borrowings, we are actively utilizing capital market instruments to secure Turkish Lira borrowings from the market. As of December 31, 2023, the outstanding debt securities issued in capital markets total 3.13 billion TL, comprised of 1.73 billion TL in bonds and 1.40 billion TL in sukuk. The issuance of the securities is subject to obtaining the necessary approvals from regulatory authorities such as the Capital Markets Board of Turkiye (“CMB”) and/or the BRSA, and there can be no assurance that any such approvals would be obtained.

As of December 31, 2023, our total debt (including lease liabilities, and as restated in accordance with IAS 29) was TRY 84,084.2 million, of which TRY 52,933.3 million consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been increasing within the last year and expose us to increased costs. Since 2015, we have arranged a number of financing facilities with a principal amount of approximately USD 2.3 billion (partly in U.S. Dollars and in Euro, (not restated for IAS 29) for the financing needs of the Company and our subsidiaries, to fund infrastructure investments and other potential investments and to finance procurement from global vendors, which has significantly increased our indebtedness. Of those, the major ones are issuances of two 10-year Eurobonds in 2015 and 2018 with a principal amount of USD 500 million (not restated for IAS 29) each and a EUR 500 million (not restated for IAS 29) loan package with CDB in 2020 and 2021. We may re-issue or redeem the 10-year bond that we issued in 2015, which has a maturity date of October 15, 2025. No assurance can be given that unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements. For more information on our debt portfolio, please See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In recent years, we have also borrowed to finance the business of Financell, our finance company and the working capital requirements of our subsidiary in Ukraine. We may continue borrowing to finance our infrastructure investments, our finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Turkiye as short-term TRY loans on an arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

Some of our borrowing agreements contain cross default clauses, which could trigger an event of default under such agreements in the event of a default by a Group company under its own borrowing agreements (such default by that Group company being subject to certain thresholds).

With respect to currency risk, we enter into derivative transactions and endeavor to keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2023, as a result of fair value changes in derivative instruments, net derivative assets of TRY 1,690.3 million (as restated in accordance with IAS 29) are recognized in our Consolidated Financial Statements. However, derivative transactions have costs which in the current environment are increasing and may not fully cover all the risks faced by the Group, and significant judgment is used by our management to determine the fair value of these instruments due to the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

Our business is subject to risks arising from natural disasters and catastrophic accidents.

Our main geographical focus is in Turkiye. A significant portion of Turkiye’s population and most of its economic resources are located in a first-degree earthquake risk zone. On February 6, 2023, two high-magnitude earthquakes, centered in Kahramanmaras (the “Southeastern Turkiye Earthquakes”), impacted 11 cities across Southeastern Turkiye and affected the lives of 14 million people, accounting for 16% of Turkiye’s population. The earthquakes caused widespread devastation to property and infrastructure in the affected regions. At the time of the Southeastern Turkiye Earthquakes, we had around 6.5 million subscribers in the affected regions. During 2023, Turkcell incurred restoration costs directly related to the damage caused by the disaster to our sites, as well as investments for recovery.

In addition, an investigation was initiated against our Company in connection with the Southeastern Turkiye Earthquakes relating to our communications infrastructure. Within the scope of the investigation, several violations were identified by the Supervisory Board regarding our alleged failure to take necessary measures to ensure uninterrupted communication during disasters and emergencies. In the event that our defenses are not accepted, there is a risk of material administrative fines being imposed on our company.

Notably, any earthquake may result in significant damages to the IT and NT systems, as well as our datacenters, on which our business depends. In particular, any earthquake affecting Istanbul, where a high number of our sites and key management personnel are located, may result in significant damage to our sites and disruption to our services. The continuity of our network and service ability during catastrophic natural disasters largely depends on non-controllable external resources such as electricity outages, fuel logistics, and transportation infrastructure. Long-term power outages pose a risk to the continuity of services. Batteries and generators, which back up electricity outages, can provide network continuity only for a limited time. Additionally, the lack of fuel or fuel logistic problems in affected areas might impact the energy production of generators, which could eventually affect our operations or cause a suspension of services. In case of a disaster, due to disruptions in transportation infrastructure and traffic congestion, our network teams may arrive late at our sites, which could postpone service recovery. Furthermore, the rooftop sites, which are generally built on top of residential buildings, might be impacted due to the heavy damage and destruction caused by natural disasters. These factors also put at risk the inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations. Although we have insurance policies with relevant coverage, such policies will not offset the full amount of the operational expense and capital expenditure requirements for recovery. Furthermore, in an event of a major earthquake, the potential destruction would cause both a major disturbance to the network topology and a shift of population to new living areas, which in turn could necessitate a reevaluation of network investments, leading to potentially significant increased investment requirements.

Additionally, since telecommunication services are perceived as a critical service during catastrophic events, suspension of services may lead to reputational risk. The 2023 Southeastern Turkiye Earthquakes, or another future earthquake or natural disaster, have had and may in the future have other economic consequences, including a reduction in overall demand by consumers and businesses in Turkiye. This may continue to adversely affect our sales and increase costs, negatively impacting our operating results and financial condition. In particular, an earthquake in the Marmara region, where our headquarters are located, might create a management gap, impact sustainability of services, and restrain the implementation of crisis management plans.

Moreover, a massive natural disaster may also disrupt the fragile economic conditions in Turkiye, further widening budget deficits. We might be faced with state of emergency measures which can directly impact our business. In light of the increased cost of recovery and reconstructions in the affected regions and the impact on the population, the authorities might apply one-time taxes or permanent tax increases or donation programs, or required forgiveness measures for consumer debts, as was done in 2023. See “Item 5. Operating and Financial Review and Prospects—II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates.” and “Item 5. Operating and Financial Review and Prospects—III. The Southeastern Turkiye Earthquakes.” Overall, we cannot assess the potential financial and operational risks of any such events in the future, any of which could materially adversely affect our results of operations and financial condition.

Environmental risks and climate change could significantly impact our businesses.

Risks induced by climate change, including temperature changes, increases in energy consumption and/or energy prices, can directly affect Turkcell’s business operations. In particular, extreme weather events precipitated by long-term climate change have the potential to directly damage network facilities, disrupt our ability to build and maintain portions of our network, disrupt suppliers’ ability to provide the products and services we require to provide reliable network coverage or cause us to incur significant expenditures to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to and mitigate the effects of climate change. Any such disruption or preventive or remedial response could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results.

In addition, adapting sustainable solutions and technological changes in the ICT sector requires profound R&D studies and expenditures. Importing these know-hows may be costly, especially due to the increasing demand for R&D studies, may create legal or patent issues, or present obstacles in terms of accessing the most updated technology. On the other hand, continuous improvement of operational processes (such as monitoring energy consumption) or the development of new products (such as more efficient network and terminal devices) may increase investment costs.

Turkcell has taken, and continues to take, measures against extreme weather events and natural disaster risks caused by climate change. Studies are being made in light of the expected increases in average temperatures in the long term in order to guide our investment strategy aimed at mitigating such risks. For example, rising average temperatures could increase our energy costs due to the need to maintain temperature stability at our data centers, or to relocate such data centers to colder climates, in particular in the event of energy price increases or energy shortages. Turkcell is also making major investments in solar energy and solar power plants as part of its goal to reduce Scope 1, 2 and 3 emissions by 2030 and to be a net zero company by 2050. Furthermore, Turkcell has been investing in mobile base stations with solar panels on top of the vehicles in order to provide service in places where electricity is not available or where there is a need for additional capacity; as well as serving Turkcell’s proposed energy solution goals. Turkcell plans to continue such investments, though there can be no guarantee such investments will provide sufficient power for Turkcell’s operations at a reasonable cost, or that we will be able to achieve our emissions reductions goals in the timeframe we have announced.

If the frequency of climate-related disasters increases, Turkcell’s responsiveness may be diminished, potentially jeopardizing service continuity and raising concerns regarding the security of Turkcell’s field personnel. Furthermore, any such disasters could lead to escalated operational costs, including increased insurance premiums for assets. Consequently, Turkcell may need to consider implementing measures such as exemptions, upper limit restrictions, premium adjustments, or coverage exclusions pertaining to climate events to mitigate associated risks.

In addition, an increasing number of regulators, self-regulatory organizations, investors and other stakeholders have been focusing on Environmental, Social and Corporate Governance (“ESG”) matters and, in that connection, have started implementing requirements for more robust ESG disclosure. For example, in the United States, the Securities and Exchange Commission has proposed ESG disclosures for reporting issuers, while in the European Union the legislative landscape has been evolving rapidly with the implementation of the CSRD. In response to such new regulatory, or other, initiatives, we may choose, or be required, to adopt additional strategies, policies, or procedures related to ESG matters. Moreover, we may be required to prepare more expansive ESG reporting, which could cause us to expend significant capital and human resources and could divert management’s attention. Non-compliance with any applicable ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation. In addition, more expansive reporting requirements could result in the disclosure of information that which may have adverse impact on our operations and reputation, which may itself lead to additional exposure.

Our business is heavily dependent on the continuity and security of our information technology and network technology services, which are subject to physical and cybersecurity threats.

Our ability to conduct our business depends on the availability and security of our information technology (“IT”) and network technology (“NT”) systems and services. As part of our ongoing development and initiatives, more equipment and systems have been connected to IT systems. We also rely on digital technology, including information systems, to process financial and operational information. Although we devote significant resources to the development and improvement of IT and NT and to our security, backup and continuity systems, we could still experience IT and NT failures and outages due to physical incidents and threats, such as system deficiencies, human error, natural disasters such as earthquakes and floods, energy blackouts, fire, power losses, pandemic measures, facility access issues, unsuccessful migration to alternative or improved IT and NT systems, or other factors, including but not limited to unintentional third-party interruptions or theft and vandalism.

Our commercial success is heavily dependent upon the security of our services, and maintaining the security of the personal and financial data, intellectual property, and other confidential and sensitive data of our customers, employees and suppliers is essential to our business. Mobile networks are migrating towards internet protocol (“IP”) technology to transport information. These networks open up the possibility for IP-based services. However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks. Threats to the mobile network can originate from external sources, such as the public internet, or internal sources, such as terminals connected to our mobile network. Despite the systems and infrastructure which we have put in place to address these security concerns, we could encounter successful attacks on our infrastructure, which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

Cyberattacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation-states, nation state-supported actors, and others. Successful cyberattacks could prevent the effective provision, operation and commercialization of our services, in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in our operating processes, as well as to continue to strengthen our ability to detect, react and recover from incidents. In particular, this includes the need to strengthen security controls in the supply chain, which may include a high number of participants spread across different countries, by focusing on the security measures adopted by our providers, and other third parties, and, in particular, by ensuring the security of cloud services provided by third parties. However, we cannot ensure that our efforts will be successful.

In common with other high-profile businesses which are targeted for cyber-attacks, including telecommunications operators in particular, our networks and systems are constantly exposed to a variety of different cyber threats and we have experienced an increased number of sabotage incidents, as well as attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. Globally, actors in the telecommunications and other industries were subject to destructive cyberattacks at the end of 2023. In addition, our operations in Ukraine and elsewhere may be at heightened risk of such attacks due to the war between Russia and Ukraine. Another telecommunications company in Ukraine was subject to a cyberattack that led to large scale communications outages on their systems for several days in December 2023. We believe that no such attacks have succeeded in obtaining access to our critical systems, although in practice such attacks may develop over long periods of time during which they can remain undetected.

Through our Cyber Defense Center practices, we have observed many privilege theft and escalation attempts which we believe have been stopped before causing any harm to our services and products. Also, many phishing and malware activities were detected, and we assessed that stopped, including those which aimed at taking control over our clients and servers. So far, none of these attacks are regarded as material incidents. A successful hack could disrupt our network and our ability to provide services and/or could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. Many phishing and malware activities have been detected, and we believe stopped, including ransomware attacks that targeted several technology companies, including Turkcell, that were aimed at taking control over our clients and servers. DDoS mitigation capability is important to maintaining our market reputation.

A compromise of our security systems or those of our business associates, including joint venture partners or our third party service providers, that results in the information we hold being accessed by unauthorized persons, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely. Remote work without virtual private network (“VPN”) makes it difficult to monitor cyber security threats and take necessary actions. Although we implement and update patches on an ongoing basis, it is difficult to instantly monitor computers of the employees when not connected with VPN. Any of the factors above could materially adversely affect our business, reputation and results of operations.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our suppliers or distributors may have an adverse effect on our business and financial condition.

We purchase our communications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems, SIM cards, handsets and distribution. For smartphones and tablets, we have been working with only two exclusive distributors in Turkiye since 2015, which creates a concentration risk. Any financial difficulty or failure of any of our suppliers and/or our distributors in terms of timing and quality may adversely affect our business and financial condition. Such suppliers and distributors may fail to provide equipment or services on a timely basis, as a result of a recurrence of the global chip shortage crisis or disruptions in the global supply chain. Global crises, such as the war between Ukraine and Russia and the conflict between Israel and Hamas may have a negative impact on the supply chain for technological devices and equipment. If such failures occur, we may be unable to provide products and services as and when requested by our customers, or we may be unable to continue to maintain or upgrade our networks. Our competitive position could also be adversely affected if our suppliers fall behind on technological developments compared to the suppliers of our competitors.

The cost and time lag that can be associated with transitioning from one supplier to another further increased in the post-COVID-19 period. Because of these factors, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

Our competitive position could also be adversely affected if our suppliers fall behind technological developments compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation, inflation and shortage crisis—both in Turkiye and internationally— we would need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. Any of these factors could have a material adverse effect on our business and financial condition.

We have become active in providing products and services for industries other than telecommunications, or for new telecommunications services and products, many of which are developed and/or maintained by third party providers. Our reliance on these third-party providers may adversely affect our business.

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as TV, music, energy, mobile financial and payment services, insurance services, corporate services such as mobile education solutions, authentication solutions, managed services, data center services and entertainment and community services, as well as for new telecommunications services and products, such as eSIM subscription services. We are reliant upon third party providers to help us effectively manage and respond to risks relating to security, regulations and business for many of these products and services, especially, but not exclusively, in industries outside of telecommunications. Changes in industry practice or in technology may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition. Further, failure by our third-party providers to provide their services on the timeframe or according to the quality standards we expect may impact our own reputation and our ability to carry out our strategic objectives.

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

We have strong commercial ties to several Chinese and Russian vendors from which we have in the past purchased network equipment, and currently have a significant installed base of equipment from such vendors, including in the context of the development of our 5G network infrastructure and cloud and IT infrastructure. We also have access to financing from the CDB which facilitates the purchase of Chinese equipment. Should any one of these Chinese or Russian entities become subject to U.S. sanctions, or should we or any entity in our supply chain be compelled to terminate a relationship with a vendor as a result of the direct or indirect reexport restrictions implications resulting from an entity being added to the Entity List prohibitions of the U.S. Commerce Department’s Bureau of Industry and Security (BIS), which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers, or should we be compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result of the ongoing tensions between either of these countries and the U.S., this may lead to an increase in our costs or otherwise affect our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position. In fact, one Russian vendor for our subsidiary in the Turkish Republic of Northern Cyprus has recently been included on the U.S. sanctions list, and we have taken steps to terminate that relationship and otherwise mitigate the risk of secondary sanctions being imposed on our subsidiary or ourselves. At this point, however, no assurance can be given that the Russian vendor will continue to cooperate in replacing its products with a new vendor’s products nor what the U.S. authorities may do in the transition period during which our subsidiary must continue some form of relationship with the Russian vendor. For further details regarding potential sanctions, see “—We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks of doing business in such countries. These investments may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks and we may be unable to divest such investments successfully.”

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

We face a risk of tax audits and claims in many different areas of our business that are subject to taxation, such as corporate tax, value added taxes, special communication tax and others. Such audits and claims have led to significant tax assessments and penalties in the past and may again do so in the future. In addition, changes in tax laws and non-tax regulations, may lead to increases in our tax burden and may, as a result, materially adversely affect our financial condition and results of operations. Disputes related to taxation have been particularly significant and major penalties have resulted.

Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in relation to the periods through 2021, and the Undersecretariat of the Treasury (the “Turkish Treasury”) may change its views based on its interpretations of treasury share calculations. Therefore, if these interpretations differ from the Company’s calculations, unanticipated treasury share liabilities and fines may be levied. Investigations have been made for years 2021- 2022 and the first nine months of 2023 without assessment, however we cannot rule out the possibility that disputes will arise in respect of subsequent periods.

Operators must pay license and annual utilization fees for wireless equipment to the ICTA. The wireless equipment fee (TRx) is calculated as 5% of the Company’s monthly net sales. We believe that content services are provided without any infrastructure requirements and, therefore, that content service income should not be considered as mobile electronic communication services. The ICTA does not agree with us and is contesting our request to recover approximately TRY 142 million (not restated for IAS 29) of TRx fee paid. The lawsuits regarding the dispute are currently ongoing and in the appeals stage.

The Turkish Competition Board has, for several years, alleged that we have abused our dominant position in the Turkish mobile market through our exclusive practices directed at our dealers. While there is no ongoing investigation of Turkcell regarding such allegations, we cannot ensure that we will not be subject to such investigations in the future. Such investigations and any similar actions may have financial consequences and hinder our ability to effectively respond to competition.

For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—I. Legal Proceedings” and Note 37 to our audited Consolidated Financial Statements included elsewhere in this annual report.

We have a material amount of deferred tax assets which is subject to significant judgement by our management, and we face risks with regard to the recognition and recoverability of these assets.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

For the year 2020, a TRY 647.9 million (not restated for IAS 29) deferred tax asset was recognized in Ukraine in respect of accumulated tax losses. The balance of deferred tax asset with respect to accumulated tax losses has increased to TRY 1,177 million (not restated for IAS 29) at December 31, 2023 due to foreign currency movements. Given the signature of the Share Transfer Agreement for the sale of our Ukrainian assets, our Ukrainian assets and liabilities are classified as held for sale and our Ukrainian operations have been classified as discontinued in our audited Consolidated Financial Statements for 2023. If the closing of the Share Transfer Agreement with respect to our assets in Ukraine occurs successfully, the deferred tax asset will pass to the purchaser. Although there are currently no restrictions on utilization of the tax losses carried forward, large taxpayers in Ukraine are entitled to utilize only up to 50% accumulated tax losses carried forward from previous reporting years in their current tax return. The balance of unutilized tax losses is carried forward to future periods until fully utilized. If the amount of tax losses is not more than 10% of the financial result, then such tax losses may be utilized in full. We cannot ensure that, if we were to retain our Ukrainian assets in the absence of closing of the Share Transfer Agreement, that we would be able to fully utilize this deferred tax asset, in particular since the taxable income generated by such assets, the recoverability of the assets due to current status in Ukraine and the current tax regulations in Ukraine may be subject to change.

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

Our latest review as of December 31, 2023, similar to last year, has revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness.” Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our consolidated financial results and/or operational performance could be adversely affected if we are unable to retain our key personnel and employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified and highly skilled telecommunications and technology personnel in Turkiye and elsewhere is intense, in particular in the areas of software development, cyber security and techfin. Additionally, the global trend toward remote working practices has increased the flexibility of changing jobs. In particular, the market for qualified technical roles is not only highly competitive, but also suffers from the scarcity of personnel, which impacts our ability to replace our personnel with qualified and capable successors. Moreover, the current macroeconomic conditions in Turkiye, in particular, the depreciation and inflation in the Turkish Lira, have impacted and may continue to impact our ability to retain our employees.

In 2023, a number of organizational changes occurred in the management of our company, including two changes at the level of the CEO and several changes to the C level executives. Further changes might be made in the future. Although we have taken measures to prevent major disruptions to our operations as a result of the transition in management and the related organizational changes, no assurance can be given that the changes being implemented will achieve their objectives, or that they will not have an adverse effect on our business or the continued pursuit of our strategy, or lead to further retention issues among other key personnel.

The loss of the service or loyalty of key personnel or management teams, due to any of the aforementioned conditions, or any influx of such personnel to our competitors, could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if such persons were to join a competitor.

Risks Relating to Our American Depositary Shares

We have two major shareholders whose interests may not be aligned with those of other shareholders.

In October 2020, Turkiye Varlik Fonu (“TWF”), the wealth fund of the Republic of Turkiye, acquired control of 26.2% of the outstanding shares of our Company. This stake is held through its wholly owned company, TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S. (“TVF BTIH”), now our largest shareholder. The current Chairman of TWF is the President of the Republic of Turkiye.

TWF is an important investor in the Turkish economy and holds important stakes in numerous other major Turkish companies, including companies with which that we have business relationships with. This includes several major banks and financial services companies, including Borsa Istanbul A.S. (“Borsa Istanbul” or “BIST”), the operator of the Istanbul Stock Exchange, Turksat, and certain energy and infrastructure operators.

In 2022, TWF acquired an additional 55% stake in our main competitor Turk Telekom, in addition to 6.68% they held in the past, and the Ministry of Treasury and Finance of the Republic of Turkiye has a golden share in that company. Turk Telekom is our main competitor in the Turkish fixed line business and is one of our two main competitors in the mobile business. We can give no assurance regarding the positions that TWF will take as a controlling shareholder of Turk Telekom and of our Company, and that it will not in some instances favor Turk Telekom or decisions which are impacted by its positioning across the Turkish economy.

Following the amendment of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares was created with special rights. TVF BTIH, as the sole holder of shares in this class, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman. Under the Board’s current quorum rules, the affirmative vote of at least five members is required for a decision to be taken. In the event that the Group A shares cease to be held by a single shareholder, all privileges in voting and nomination for the election of the Board of Directors members granted under the Articles of Association to the Group A shares shall automatically terminate.

The Group A shares owned by TVF BTIH were subject to a three-year lock-up agreement, during which TVF BTIH was required to use its reasonable endeavors to cause Turkcell not to terminate its ADR program. The three-year lock-up agreement ended in October 2023.

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

Our other main shareholder is IMTIS Holdings which is part of the LetterOne group, holding a 19.8% share in Turkcell. Two of the indirect beneficiaries of IMTIS Holdings and LetterOne have recently been added to the lists of persons subject to US, EU and UK sanctions on Russia arising from the situation in Ukraine. While IMTIS Holdings has assured us that it believes that it is not controlled by these persons and that it is thus not itself subject to such sanctions, no assurance can be given that US, EU and/or UK authorities will not take a contrary position or that the scope of the US, EU, UK or other sanctions will not evolve in a way that would subject IMTIS Holdings to sanctions. Furthermore, no assurance can be given that the relevant beneficiaries of IMTIS Holdings or IMTIS Holdings itself or other LetterOne group entities directly or indirectly controlling IMTIS Holdings will not be added to the EU, UK, US or other sanctions lists. If IMTIS Holdings or other LetterOne group entities directly or indirectly controlling IMTIS Holdings were to be subject to sanctions, we could be deemed to be in violation of such sanctions as a result of our interactions with it in its capacity as a shareholder of our Company, including the payment of dividends to IMTIS Holdings and, although we believe that it is highly unlikely, we too could be subject to sanctions.

In addition, we have been subject to shareholder activism campaign in the past. We believe that such actions may be damaging to our reputation and that responding to such actions could be costly. Perceived uncertainties as to our future direction as a result of such shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may adversely affect our relationships with vendors, customers and other third parties.

The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

The market price of our American Depositary Shares (“ADSs”) may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and Turkish Lira on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Turkiye), resulting in different trading prices of these securities differing on the two markets. Securities markets worldwide experience significant price and volume fluctuations. Market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs, regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our stock or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses. In addition, share sales by major shareholders, and the perception that significant sales could occur, may have an adverse impact on the price of our shares and ADRs.

In addition, holders of ADSs may face more difficulties in exercising their voting rights as shareholders than they would if they held ordinary shares directly. For instance, under the Turkish Commercial Code and the relevant provisions of our Company’s internal regulations, the shareholders whose names are stipulated in the attendance list or the representatives thereof shall have the right to attend a shareholders’ meeting by submitting their ID cards and/or their letter of proxy at the place of meeting. A holder of ADSs will not be able to meet these requirements and, accordingly, is not entitled to attend shareholders’ meetings. Instead, a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting. Because of the extra procedural step involving the depositary, the process for exercising voting rights will take longer for holders of ADSs than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

ITEM 4.  INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri Anonim Sirketi is a joint stock company organized and existing under the laws of the Republic of Turkiye, was formed in 1993 and commenced operations in 1994. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE. In October 2020, TVF BTIH, a subsidiary of TWF, the wealth fund of the Republic of Turkiye, acquired control of 26.2% of the outstanding shares of our company, making it our largest shareholder. 19.8% of our shares are controlled by our second largest shareholder IMTIS Holdings S.á r.l. (“IMTIS Holdings”), an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

We operate under a GSM (2G) license granted in April 1998, which was renewed on March 31, 2023 for a further six years until April 30, 2029, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in October 2015. Our 20-year 3G license provides the widest frequency band and has similar provisions to the 2G license agreement. In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Turkiye. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029.

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

Under our GSM license, we pay the Turkish Treasury a monthly treasury share equal to 15% of our gross mobile revenue. Of such fee, 10% is paid to the Ministry of Transport and Infrastructure for a universal service fund. In addition, the Company is also obliged to pay annual contributions of 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to the ICTA as a frequency fee (TRx).

Our Company has also branched out into the development of fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by xDSL service, an alternative fixed wireless access (“FWA”) solution is also offered. Under the Universal Service Laws, we pay the Turkish Treasury a yearly treasury share equal to 1% of annual net revenue from fixed services and pay annual contributions of 0.35% of net revenue to the ICTA’s expenses.

Following the 4.5G launch, Turkcell focused on providing its own digital services with a view to differentiating its offerings from the competition and tapping into new growth areas. We develop and manage digital and techfin services to address the diverse needs of both consumers and corporates.

We have a strong track record of profitable operations with total revenues of TRY 107.1 billion, Adjusted EBITDA of TRY 43.9 billion and net income of TRY 12.6 billion for the year ended 2023 (as restated in accordance with IAS 29). We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 34.0 billion for the year 2023. For a description of our capital expenditures and divestitures, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.” For information on principal projects recently developed, in progress and anticipated, see “—B. Business Overview” and for our methods of financing “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.”

At year-end 2023 we had 56.3 million subscribers for the Group compared to 54.0 million and 51.6 million for 2022 and 2021, respectively. In addition to our operations in Turkiye, we have various international operations in Ukraine, Belarus and Turkish Republic of Northern Cyprus. For more information, see “—B. Business Overview—IX. International and Domestic Subsidiaries.”

On December 29, 2023, we signed a share transfer agreement with NJJ Capital for the sale of our Ukrainian subsidiaries lifecell, UkrTower and Global LLC. As of December 31, 2023, the group classifies the related assets as assets held for sale or discontinued operations.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 123.4 billion as of December 31, 2023. Turkcell has also been included on the Borsa Istanbul Sustainability Index since 2014, and is part of Borsa Istanbul Sustainability 25 Index, consisting of companies with high performance on corporate sustainability.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark, Maltepe, Istanbul, Turkiye. Our telephone number is +90 (212) 313 10 00. Our internet address is https://www.turkcell.com.tr. Our authorized agent in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark DE 19711. The contents of our website and other websites referred to herein are not part of this Annual Report.

4.B Business Overview

Since 1993, Turkcell has played a central role in the development of the telecom industry in Turkiye, first as a traditional mobile operator, then as a converged telecom operator and, more recently, also as a digital service provider. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the mobile market leader in Turkiye on the back of our service quality, value proposition and strong distribution network. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of mobile and fixed broadband communications, digital services, digital business services and techfin services.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators in Turkiye, with an extensive network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and TV services. We have our own fiber network of 61.8 thousand km backbone that is currently capable of offering up to 10 Gbps.

We had 56.3 million subscribers for the Group, including Turkiye, Ukraine (classified as discontinued operations as of 2023 year-end), Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2023. In Turkiye, we had 42.5 million total subscribers (38.0 million mobile, 3.1 million fixed and 1.4 million IPTV subscribers) as of the same date.

In accordance with our strategy, we report our telecom, digital services and digital business services related activities in Turkiye and outside of Turkiye under the Turkcell Turkiye and Turkcell International segments, respectively. We report our financial services businesses under our techfin segment.

●	Turkcell Turkiye comprises our telecom and digital services related businesses in Turkiye. Our Turkish telecommunications business represents the largest share of our business, accounting for 85.8% of our revenues and 92.7% of our Adjusted EBITDA in the year ended December 31, 2023.
●	Turkcell International comprises our telecom and digital services related businesses outside of Turkiye. Turkcell International accounted for 2.5% of our revenues in the year ended December 31, 2023. We have telecommunications operations in a number of international markets that we believe are complementary to our operations in Turkiye and provide the potential to export our business model. These geographies include Belarus (which accounted for 1.3% of our revenues in the year ended December 31, 2023) and the Turkish Republic of Northern Cyprus (which accounted for 1.0% of our revenues in the year ended December 31, 2023). As of 2023 year end, Ukraine operations have been classified as discontinued operations, contributing to group financials on the net income level.
●	Techfin comprises all our financial services businesses inside and outside of Turkiye. Techfin accounted for 4.3% of our revenues in the year ended December 31, 2023, and is mainly derived from Financell (which accounted for 2.2% of our revenues in the year ended December 31, 2023), Paycell (which accounted for 2.0% of our revenues in the year ended December 31, 2023) and Turkcell Dijital Sigorta (which accounted for 0.1% of our revenues in the year ended December 31, 2023).
●	Other segment mainly comprises our call center, energy businesses, and retail channel operations, smart devices management and consumer electronics sales through digital channels of Turkcell Satis, and intersegment eliminations. This segment accounted for 7.4% (excluding intersegment eliminations of 9.4%) of our revenues in the year ended December 31, 2023, of which 0.5% is attributable to intersegment eliminations.

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

Since Turkcell started its operations in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more toward data, along with simultaneous voice and data capabilities. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers services over 2G, 3G and 4.5G technologies. 5G is yet to be commercially available nationwide in Turkiye; however, we are preparing to ensure that our network architecture and topology are aligned with the needs of a future 5G network. Additionally, a localized commercial launch of 5G services took place in Istanbul Airport in July 2022 together with other mobile operators. Currently, we are upgrading our LTE base stations to support 5G service in our existing frequencies. Additionally, as 5G sites require much higher backhaul transport capacities, we aim to bring more fiber connections to our sites, which will be instrumental when 5G base stations are deployed in those site locations in the future.

Turkiye has a wide range of fixed broadband services including fiber, cable, FWA, and xDSL (ADSL or VDSL services). xDSL services are the most commonly used fixed broadband services in Turkiye where Turk Telekomunikasyon A.S. (“Turk Telekom” and together with its mobile segment Turk Telekom Mobil (“TT Mobil”) and TTNET, the “Turk Telekom Group”) is the incumbent operator in these services. xDSL services are provided over copper lines with limited data transmission capacity. The fixed broadband market has been shifting from xDSL services to fiber infrastructure, given the higher speed and capacity demanded by customers. There are also alternative internet service providers delivering xDSL services using Turk Telekom’s infrastructure. Fiber technology has a higher capacity, providing high speed connections with speeds ranging from 10 Mbps to 10 Gbps. However, compared to other Organization for Economic Cooperation and Development (“OECD”) countries, Turkiye lags in fiber penetration which requires high capital expenditure and construction. Our Company has branched out into the development of fixed line networks, including fiber-optics connections directly to the home, creating a FTTH network. In order to fill the gap in the areas where fiber services cannot be provided, feasibly deployed, or that require higher speed internet services than provided by xDSL service, an alternative FWA solution is also offered. This solution, branded as Superbox, has become a success for broadband access in areas where fiber penetration is limited or not available at all.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market has growth potential due to its favorable demographics, including a relatively young population and lower penetration levels as compared to Western Europe and other developed markets.

There were 85.4 million people living in Turkiye as of December 31, 2023. According to a TurkStat announcement, the estimated median age of the Turkish population is 34, which is lower than elsewhere in Western Europe, with the majority of the population living in urban areas.

There are currently two other major operators in the telecommunications sector in Turkiye apart from Turkcell: Turk Telekom and Vodafone Telekomunikasyon A.S. (“Vodafone”).

Vodafone Turkiye is a privately held company, through which Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund.

Acquired in March 31, 2022, 60% of the shares of Turk Telekom is held by our largest shareholder, TWF (for which they also hold an additional 1.68% of shares in its free float). The Republic of Turkiye’s Ministry of Treasury and Finance owns a 25% stake and the remaining 15% of Turk Telekom shares are publicly traded.

II. Strategy

Turkcell has played a central role in the development of the telecom industry in Turkiye since 1994, starting its life as a mobile operator. Later on, in line with our convergence strategy, we began to offer fixed telecom services, becoming an integrated operator. Finally, by developing our digital product and service competencies, Turkcell adopted a digital operator vision.

We began evolving this strategy in 2019 on the basis of a three-year plan that highlighted our core competencies: a strong brand, excellent customer relations, high quality infrastructure and market-leading technology, as well as a skilled workforce. In addition to growth in our core telecom services, we also underlined profitable growth across the Group by leveraging our competencies and focusing on three key strategic areas: digital services and solutions, digital business services and techfin services. Following the success of this plan, in 2022 we took it a step further by building a new three-year strategic plan for the 2023 – 2025 period. We are currently reviewing this strategy to carry it even further.

As Turkcell Group, telecommunication remains our core business and our primary focus. With the goal to continue our growth, telecom services are at the center of our strategy. We aim to maintain our leadership in mobile and continue to invest in our fiber business to increase our market share in the fixed broadband market.

As the second pillar of our strategy, we aim to achieve growth beyond telecommunication services. Turkcell began its digital transformation with the vision of becoming a provider of the full set of digital experiences for its customers through our B2C services. Our unique portfolio of digital services such as TV, music, data storage and digital communication are made available to our customers through our market-leading telecommunication capabilities, which sets us apart from global OTT players. We aim to continue to focus on monetizing these services, particularly on a stand-alone revenue generation basis. We constantly review and optimize our product portfolio, focusing on and highlighting the leading products. Already offered by our international subsidiaries, our digital services are set for expansion in new markets through commercial partnerships, mainly with other telecom operators. As an example of this, we entered into strategic partnerships with Veon Group to advance BiP, Turkcell’s instant communication service, in Pakistan, Bangladesh and Uzbekistan.

We also focus on digital B2B services as part of our growth beyond the telecommunication business. Turkcell Digital Business Services, our technology service provider company, continues to provide tailor-made, end-to-end information & technology (“ICT”) solutions which include connectivity, data center and cloud solutions, security services, system integration and managed services, new generation technologies and business applications for enterprise customers, small and medium-sized enterprises (“SMEs”) and central and local authorities by leveraging our ability to combine telecom and IT services with the aim of adding value in their digital transformation. We particularly target sectors such as health, manufacturing, retail, central and local authorities, logistics, finance and energy. As per the recent International Data Corporation (“IDC”) report, Turkcell Digital Business Services has been the market leader based on revenues in the IT services market in Turkiye since 2020 and we aim to sustain our leadership position.

As a further pillar of growth beyond our telecommunication strategy, we continue to focus on digital financial services, or “techfin services.” Through digital financial services, we aim to provide our customers with a complete portfolio of digital solutions to meet their financial needs and address the ongoing demand in digitalization of the payments ecosystem. Financell is one of the key players in the Turkish financing sector, providing financing solutions to corporate and individual customers for their purchases of technology-based services and products. Our mobile payment company, Paycell, has established key vertical business lines including mobile wallet, carrier billing (Pay Later), utility payments, money transfer, QR code payments and POS services. Going forward, Paycell intends to focus on scaling its products, targeting both consumers and merchants to establish its position as the leading fintech company in Turkiye and to seek expansion opportunities into other carefully selected countries. Paycell aims to increase its recognition in the international arena with business partnerships and company establishments. With our insurtech company Wiyo, we aim to provide fast and easy access insurance products with a strong customer focus.

The information mentioned above covers our strategy of what we intend to do to grow and the areas on which we intend to focus. We plan to continue to provide digital solutions to meet the needs of both our individual and corporate customers and to ensure their digital transformation by simplifying the areas we have entered so far and focusing on, and deepening, our market, in particular in new areas. While providing all these services to meet the digital needs of our customers, we will strive to improve our technological capabilities as a leader of the technological transformation of Turkiye.

As one of the pillars of our strategy, we aim to bring out technology at Turkcell. While following technological trends and developments, we strive to improve our competencies for an outstanding technology infrastructure. We were one of the first players in our sector to invest in large-scale R&D, and we are now one of the leading Turkish companies in terms of investment into, and results arising from, R&D. We plan to continue to support innovative projects within the company to maintain our leadership and obtain the maximum benefit from these projects. In parallel, arising technologies such as cyber security, artificial intelligence and quantum technologies will be in our focus; in order to improve our technological competence and be ready for the quick pace of advancements.

In aiming to maximize shareholder value, we will continue to pursue our efficiency orientation and focus on effective capital management.

●	One of the most important components of our value maximization strategy is energy management, since we anticipate that energy will be one of the leading cost items in the next three years. By further investing into renewable energy, we aim to partially balance our group energy costs and increase energy efficiency. We plan for the installation of solar power plants with a capacity of 300 MW and a self-consumption model within three years, with the goal of having renewable energy sources meeting 65% of our electricity consumption by 2026.
●	For the effective management of our capital, we follow a smart capital expenditure (“Smart Capex”) approach which aims to ensure value creation through the alignment of investment and commercial activities. Another approach we adopted as a part of our strategy is portfolio optimization, in which we review a wide range of products and services systematically in order to keep the product range dynamic and to ensure continuous simplification and focus. We strive to ensure continuous efficiency by allocating our resources to the right areas, together with the evaluation and optimization that we undertake from a strategic and financial perspective. As we operate in different business areas and sectors, we also need different expertise. We plan to step into value-creating businesses by entering into collaborations and partnerships in different fields. In addition to these efforts, we have a venture capital fund for new businesses. Finally, we continue to assess macroeconomic conditions and pursue opportunities in some of our subsidiaries to uncover the value of these assets. Seizing the appropriate opportunities will be one of the focus areas that we will work on in the next three years.

In every business we do and across every sector we engage in, our primary principle is to maintain our people-centric approach. We are committed to providing a unique experience for both our customers and our employees. We strive to understand our customers through our analytical competencies and, by leveraging digitalization, we aim to innovate their overall experience. We will focus on achieving an effortless, personalized and consistent experience for secured, valuable and happy customers. Regarding our employee satisfaction goals, we intend to concentrate on their physical, social, financial and psychological well-being; as well as enhancing corporate culture, securing talent management and implementing a strategic workforce management project. Furthermore, we plan to also focus on “things for people” as a leading technology company, seeking growth opportunities in fields such as digital health, wearables and smart home systems.

Finally, sustainability is one of important components of our strategic plan, including environmental sustainability, digital and social inclusivity and ethical and valuable operation. Especially after the Southeastern Turkiye Earthquakes, we intend to focus more on business continuity, along with sustainability, and to further enhance our disaster management capabilities.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkiye, as of December 31, 2023, we had a total of 42.5 million subscribers including 38.0 million mobile subscribers, 3.1 million fixed broadband subscribers and 1.4 million IPTV subscribers.

Turkcell Turkiye divides its customers into three main categories: consumers, corporate and wholesale. Within each category, Turkcell further divides its customers into specific segments and sub-segments.

The aims of the segmentation are to:

●	attract new customers;

●	increase the loyalty of existing Turkcell customers;
●	create value for changing needs of customers with the support of digital services;
●	ensure behavioral and emotional brand loyalty;
●	ensure a seamless series of positive brand experience throughout all customer interaction points; and
●	maximize our value by making the right offers to the right customers using analytical competencies.

As part of our increased focus on customers and with a vision to provide digital services, we take actions designed to increase customer base and loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations. Turkcell Turkiye’s three main customer categories are described below.

Consumer Category

Our consumer category includes mobile and fixed broadband customers, including sole proprietorship subscribers. Within the consumer category, we manage our mobile subscribers either under the mass segment or under one of our three large sub-segments, youth, women and premium. In addition, we apply a micro segmented approach, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital service provider and enlarging our customer base, we provide numerous offers and campaigns enriched with our digital services such as BiP, fizy, TV+, lifebox and GAME+ in accordance with market dynamics and customer demand.

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

Corporate Category

The corporate category for our mobile and fixed customers incorporates our small and medium business customers, coupled with our enterprise customers. We specialize in tailoring unique mobile and fixed communication solutions for each customer segment, while concurrently assisting them in navigating and enhancing their digital transformation journey through our comprehensive suite of digital business services.

Following changes to the organizational structure in 2023, the sole proprietorship subscribers that we define as merchants, which were previously managed under the Corporate category, are being reported under the Consumer category.

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

b. Services

We provide high quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Turkiye. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract for 12 months and receive monthly bills for services. As of December 31, 2023, we had 10.8 million prepaid and 27.2 million postpaid subscribers, compared to 12.0 million prepaid and 25.6 million postpaid subscribers as of December 31, 2022.

We provide a range of fixed services in Turkiye including voice, broadband and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, through sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet services, and direct to home broadcasting services in Turkiye. As of December 31, 2023, we had 3.1 million fixed broadband customers of which 2.3 million were fiber customers, 761 thousand were ADSL customers and 38 thousand were cable customers, compared to 2.9 million fixed broadband customers of which 2.1 million were fiber, 751 thousand ADSL, and 44 thousand cable customers as of December 31, 2022.

In addition to conventional telecommunication services (mobile and fixed broadband services), we also provide a range of digital services related to communication, music streaming, entertainment to individuals, cybersecurity, data center, cloud to enterprises as well as services under techfin categories.

(i) Voice Services

Voice services are among the key services that we provide to our customers. Voice services consist of high-quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband Services

Our broadband services consist of mobile broadband, fiber to the home/building, xDSL, cable and FWA over our mobile network.

Our capability to offer 4.5G in all of 81 cities in Turkiye has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage. As of December 31, 2023, the number of subscribers who have signed up for 4.5G on our network was 36.8 million. This represents 97% 4.5G subscriber penetration of our mobile subscribers in Turkiye.

Smartphones, which combine the features of a mobile phone with those of other popular digital mobile devices (e.g. personal digital assistants, media players, GPS navigation, digital camera, etc.) and have an open operating system (e.g. iOS, Android, Windows Mobile, etc.) allowing access to the internet and running a variety of third-party and owned software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 90% by the end of 2023, up from an 87% penetration at the end of 2022. With rising 4.5G penetration and the increase in the number of FWA-service users, average mobile data usage reached 17.0 GB per month in 2023, vs. 14.7 GB per month in 2022, while average mobile data usage of 4.5G users reached 18.2 GB per month in 2023, vs. 16.0 GB per month in 2022. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2023	2022	2021
Number of smartphones on our network (millions)	28.7	27.9	26.6
4.5G compatible smartphone share in total smartphones	94%	93%	92%
Penetration(1)	90%	87%	86%
(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

Distributors, dealers, Financell, our finance company, and Turkcell offer joint campaigns to subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE available modems and tablets and some complementary products such as accessories, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand and some local handset manufacturers. We believe this contributes to increased smartphone penetration and data usage; further building customer loyalty by offering a technologically advanced product at a competitive plan.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet tariffs to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering with our unique brand and our competitive customer service. Outside of our own fiber infrastructure we are able to offer double-play packages with broadband and voice to our customers. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service, however, we have alternative solutions that also work with xDSL services, like TV+ Pro. We emphasize our “no hidden fees” value proposition with our broadband products by not charging our customers for activation, modem or installation services separately, and by offering high-speed fiber broadband at attractive prices. In previous years, we focused on 100 Mbps and higher speeds in fiber campaigns in line with our high-speed strategy. This year, we revised our strategy to 200 Mbps packages and over. According to this strategy, the ratio of new customers in these packages to total new customers increased from 10% in 2022 to 15% at the end of 2023.

In addition to the internet, voice and TV bundles, our residential broadband customers are offered the fixed broadband and fiber device bundled campaigns, where specific models of new technology devices are offered to customers with 12- or 24-month internet service contracts.

We also serve our customers with our FWA service Superbox, which offers wireless high-speed internet access for customers and is primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Turkiye. The service uses the LTE Advanced network as a backhaul to provide internet connectivity. In 2023, we had a balanced growth strategy which is basically lean on network optimization. Thanks to this strategy, we aimed to maintain Superbox’s share on our network. As of December 31, 2023, we had 720 thousand Superbox customers in Turkiye, up from 671 thousand a year ago. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

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

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. Having established stand-alone companies for some of these services, we have taken a step towards their global competitive positioning. These companies include the ones for BiP, lifebox, TV+, fizy services and Lifecell Digital Services (Lifecell Dijital Servisler, including gaming and digital advertising services), with which we aim to stand out in the global competitive arena. As part of this structure, these brands aim to conduct their activities in a faster manner and with a greater focus with their own organizational structures.

In 2023, we had 5.6 million standalone paid users which mainly include subscriptions for IPTV, mobile (OTT) TV, fizy, lifebox and Game+. The performance of our digital services portfolio is monitored internally through KPIs that are relevant to each individual service.

- BiP is a free communication and life platform that has has more than 110 million downloads in 192 countries worldwide, available in mobile devices as well as through web access as of 2023. BiP has implemented many features before its competitors, such as disappearing messages, P2P money transfer, and HD quality group voice and video calls with up to 15 people supported, in addition to instant messaging, audio and video calling features. BiP differentiates with leading features, like BiP Discover services (Infotainment, brand collaboration and internal communication etc.) which is suitable for daily life and corporate communication, a main menu with the “personalization” feature, and an instant translation feature that allows instant chat in 106 different languages. At the same time, with the “Emergency” feature, BiP enables calling emergency line with a single button, sending notifications to multiple pre-selected contacts with location during an emergency situation and messaging via Bluetooth technology, even when there is no broadband services.

- TV+is a multi-screen TV platform launched in 2014, providing over 150 channels for subscribers to enjoy an enhanced television experience. Distinguished by features such as live stream pause and rewind, cloud recording, and the ability to switch between four screens, TV+ supports Ultra HD 4K content and is accessible on various platforms including Apple TV, Android TV, TV+ Ready, TV+ Pro and Smart TV applications. TV+ Ready is the first to introduce a bundled Android TV offer in the Turkish market, allowing users access to additional apps through the Google Play store. In addition to TV+’s ease of use; the platform strengthens its archive in sports, TV series, movies, children’s content, documentaries to increase the loyalty of its users.

- fizy is a digital music service offering more than 55 million songs, podcasts, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with “premium,” “student,” “family” and “duo” options that also include data available for this service. Premium users can stream ad-free, and have the flexibility to listen to songs offline. The application offers personalization through enhanced-AI technology.

- lifebox, Turkcell’s personal cloud service provides worldwide users with a secure space for photos, documents, contacts, and videos, along with auto-sync and easy sharing features. Users receive 5GB of free storage upon downloading, and the service includes AI-driven features like PhotoPick for Instagram. Launched in 2020, “lifebox transfer” facilitates fast, free file sharing, and in 2021, “lifebox business” was introduced as a cloud solution for enterprises, ensuring data protection compliance and enhancing remote work efficiency without requiring storage infrastructure investments.

- Iste Suit, provides users with a one-stop service with e-mail (SuitMail, formerly known as YaaniMail), file management (Lifebox Business), office applications (Suit Docs, Suit Sheets, Suit Slides) and video conferencing (Suit Conference, formerly known as BiPMeet) solutions for corporate companies developed by Turkcell engineers. In March 2023, we began offering Suit Mail, Suit Drive, Suit Conference, and Suit Office services, previously provided to corporate customers individually, under the unified product Iste Suit, accessible through a single portal and management panel.

- UpCall, is an application enriching and facilitating our customers’ calling experience with its different features offered through our capabilities as a telecommunication operator. When a call is received from a number that is not saved in the user’s phonebook, the caller’s ID is displayed by UpCall. The application also offers a smart search feature that enables the access to the identity of the owner of an unknown number based on the Turkish National Telephone Directory.

- GAME+, is the cloud gaming platform through which we started to offer a brand-new experience in 2021 over Turkish servers as part of its cooperation with the world’s most popular cloud gaming platform NVIDIA GEFORCE NOW. Cloud gaming technology, which is increasingly popular in the gaming sector, eliminates the need for powerful hardware. Thanks to GAME+, the necessity for users to have expensive hardware and larger disk space is eliminated.

Digital Identity Management Services

Mobile Signature, introduced in 2007 as the world’s first mobile signature solution, employs public key infrastructure (“PKI”) on SIM cards. This innovative technology enables mobile subscribers to legally sign electronic documents and transactions in a manner equivalent to a wet-ink signature. As of 2023, Mobile Signature has reached 76 thousand subscribers, allowing users to securely verify their identity and conveniently conduct transactions in the digital realm.

One Time Password is used by service providers as a secondary factor for authentication of transactions. The service allows service providers to send a single-use password via SMS to their end users in order to ensure transaction security. It is commonly used for online banking processes and login transactions.

(iv) Digital Business Services

Turkcell Digital Business Services combines the overall telecom service provider strategy of Turkcell with its “Digital Transformation Business Partner” strategy for corporate customers. We contribute to the digital economy by providing end-to-end digital solutions for both private and public enterprise customers. Furthermore, we implement projects with high value propositions, while helping our clients to increase their profits by lowering their operating costs and/or generating higher revenue.

In addition to connectivity services based on our strong infrastructure, we offer various services such as system integrations and managed services, data center and cloud solutions, cyber security services, new generation technologies and business applications such as IoT, big data analytics and AI technologies and industrial vertical solutions.

Fixed telco & Cyber Security Services

We serve the Turkish market with our 61.8 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell’s value proposition of connectivity infrastructure has three main components: fixed data services, fixed voice & unified communications services and cyber-security services.

Turkcell provides telecommunication services by using its own fiber infrastructure, mobile network capabilities and other communication technologies to meet the connectivity needs of its corporate customers.

With Turkcell’s carrier grade software-defined networking in a wide area network (“SD-WAN”) infrastructure, Turkcell serves traditional and next generation network services within a single solution. Turkcell intends to continue to keep on building a multi-vendor architecture with a white-box approach onboarding several more of the leading software vendors under the Turkcell SD-WAN and SD Security offerings.

Managed Security Services is provided to corporate customers for their cyber-security needs and includes DDoS protection, managed firewall services, new generation security services such as penetration and vulnerability services, threat intelligence services, managed security operation center and security orchestration automation response service.

At the beginning of 2021, Turkcell started to serve cloud-based security services which enable Turkcell to provide flexible capacity offerings with different security products and vendors. With this initiative Turkcell’s cloud-based security service portfolio gained quick installation capabilities. Turkcell is currently offering several main security vendors’ products on own cloud infrastructure and plans to add new vendors to security portfolio.

Turkcell is managing a “Security Operation Center” named “Cyber Defense Center – CDC” that allows enterprise customers to achieve a holistic security approach by enabling customers to collect security logs and correlate items to proactively detect security incidents. Turkcell is also managing a Security Orchestration, Automation and Response (SOAR) service. With this service, customers’ security incidents can be immediately notified to customers via e-mail, automatically assigned to analysts and response actions taken in other network tools.

Turkcell manages over 6,000 cyber security services in total for around 3,100 customers. Furthermore, through its proactive approach, Turkcell has developed its own threat intelligence platform named “Turkcell Bozok.”

Data Center & Cloud Services

Turkcell offers a wide range of data center solutions to its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual server, virtual data center), backup, disaster recovery, Kubernetes as a service, finance cloud and security services. As at the end of 2023, Turkcell managed over 35,000 virtual servers and protected more than 40 Petabyte of data for its corporate customers. Given the demand in the market, we aim to make further investments in data centers over the next few years.

All of our eight data centers, of which four are new generation and four are traditional, are ISO 9001, ISO 27001, ISO 27017, ISO 20000, ISO 22301, ISO 10002 and ISO 50001 certified. In addition to these certifications, our new generation data centers have Tier III (Design, Facility and Operation), Leed Gold and PCI-DSS certifications.

As of December 31, 2023, our four new generation datacenters in Turkiye have approximately 31,550 sqm. of total white space area capacity, where IT equipment is placed, and have 54 MW total IT capacity, of which 33 MW is active.

●	Kocaeli Gebze data center, opened in 2016, has 10,000 sqm white area and 17 MW IT energy capacity on an area of 33,000 sqm.
●	Izmir data center, opened in 2018, has 2,350 sqm white area and 3.4 MW IT energy capacity on an area of 14,500 sqm.
●	Ankara Temelli data center, opened in 2019, has 12,000 sqm white area and 21.3 MW IT energy capacity on an area of 46,200 sqm.
●	Tekirdag European data center, opened in 2021, has 7,200 sqm white area, 12.1 MW IT energy capacity on an area of 37,272 sqm.

Turkcell offers cloud services from seven of its data centers with high availability and reliability standards. We have integrated all of our cloud services on the website, “www.turkcellbulut.com.” Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs. The Government Cloud service provides higher security controls for government institutions to secure sensitive data. Turkcell Cloud is the first cloud platform that is certified with ISO27017 “Cloud Computing Information Security” certification in Turkiye. Turkcell also offers services of global providers such as Microsoft Azure, Amazon Web Services (“AWS”) and Huawei Cloud as Multi-Cloud services.

System Integration and Managed Services—End to End Solutions

We provide end-to-end solutions for customers as part of their digital transformation process, by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs—we have implemented around 3,500 projects to date with a Total Contract Value (TCV) of TRY 11.6 billion (not restated for IAS 29). With our project management team, we implement system integration projects, IT outsourcing projects, network, security and system management services, application management, end-user services, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

New Generation Technologies and Business Applications

(i)	Digital Business Applications

Business Applications ensure corporate customers a competitive advantage by providing non-core industrial solutions. Product portfolio is mainly based on cloud-based SaaS productivity and digital transformation products. Through our global productivity and collaboration offerings, Microsoft 365 and our inhouse products IsteSuit, we cover mail, storage and conferencing needs for corporate customers. Also, digital invoicing and digital learning solutions along with new generation products are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience. We are focusing on process automation, remote order and e-commerce solutions as they have become crucial with and after the COVID-19 pandemic.

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

(ii)	Internet of Things Products & Solution Management

Turkcell has focused on its Machine-to-Machine (“M2M”) and IoT business since 2009, whose principal markets in Turkiye include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications.As of December 31, 2023, the number of M2M subscribers increased to 4.5 million, up from 4.0 million as of December 31, 2022.

Turkcell strives to continue to pioneer M2M business with the release of services on upcoming new technologies such as IoT, NarrowBand-Internet of Things (“NB-IoT”) and Long Term Evolution for Machines (“LTE-M”) which is a type of low-power wide-area network radio communication technology standard developed by 3GPP for M2M and Internet of Things applications. In addition to those technologies, M2M eSIM (Remote SIM Provisioning) and its customer-based solutions are also ready for Turkcell customers.

We launched connected car tariffs in March 2023, where we provide solutions to vehicle manufacturers for their data, SMS, voice and e-call needs.

Mobility, a key IoT vertical for Turkcell, refers to the integrated application of smart technologies and management strategies in mobility systems, which includes B2B vehicle tracking, team tracking, connected car solutions and fleet management. Within the “Turkcell Kopilot Filom” and “Rahat Takip” services, Turkcell enables firms to track their fleet on maps, access critical reports about their fleet and encourage their drivers to drive safely, with a user-friendly platform through web and mobile applications. In addition, corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil (“Team Mobile”). The service is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Team Mobile can be used on any mobile device and comes with a minimal investment cost for companies.

We also design Industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated digital energy management solutions. We provide solutions to manage smart factories that are redesigned for operational efficiency and lower energy consumption. These smart services include workforce tracking, social distance management, environmental conditions monitoring, forklift security, machine production management and panic button for production facilities to help them to increase occupational safety and efficiency.

(iii)	Big Data Analytics Services and Solutions

Turkcell provides big data analytics services to companies to help them understand industry dynamics and intensity of competition. These services also enable companies to obtain information on their customer base by providing demographic, behavioral and competitor analysis to help them support their marketing strategy through data. We create new insights and propositions by leveraging artificial intelligence, machine learning and data analytics capabilities. Our data analytics practices are designed to be carried out strictly with the explicit consent of individuals, in order to ensure compliance with data protection regulations and respect user privacy. We have two main service offerings in Big Data domain: “Insights as a Service” and “Analytics as a Service.”

Insights as a Service (Business Insights) is designed to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brands’ and competitors’ customer profile, branch visits, density metrics, and purchasing behavior, always prioritizing customer consent and data protection regulations. This serves as an innovative and data-based alternative to traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision-making process for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand.

Analytics as a Service (Business Analytics) was launched in 2020. Through this service, Turkcell has developed unique solutions to enrich customer offerings by analyzing the behavioral data from Turkcell users who have explicitly consented to data collection. These services help customers improve their analytics models such as sales forecasting, customer segmentation, credit risk scoring, fraud scoring and digital customer scoring. In 2021, test analytics scenarios (PoCs) were implemented with several firms from different sectors. Successful PoCs in mainly finance and e-commerce sectors have been achieved and new sector-based use cases have been created from these PoCs.

(iv)	Industry Specific Solutions

Besides our value-added IT services, we implement digital transformation projects with our consultants, who are experts in their fields, designing vertical solutions that address the needs of each sector. For our target sectors, including health, manufacturing, retail, central and local authorities, logistics, finance, energy and SMEs, we offer solution sets that meet industry specific requirements.

In the health industry, as a system integrator who provides and operates all relevant technology services and solutions, we hold a leading position in the public-private partnership (“PPP”) City Hospitals market in terms of both the number of beds and the number of hospitals. Eight city hospitals (Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir, Tekirdag and Gaziantep hospitals) are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, is managed by Turkcell. As of 2023 year-end, total bed capacity of 8 PPP hospitals was over 10 thousand, strengthening our market leadership.

In addition to PPP City Hospitals projects, we also execute additional system integration projects, such as a vaccine tracking system, an electronic emergency case system for ambulances and a health provision system for the Turkish Parliament.

With our experienced consultants, we follow industry-specific digital transformation trends and provide end-to-end solutions by using new emerging technologies such as IoT, big data, AI and machine learning. In the manufacturing industry, we have implemented Industry 4.0 projects which enable companies to harness the power of data in order to streamline their operations, reduce maintenance costs and ensure quality in the manufacturing process. Several Industry 4.0 projects were implemented in pharmaceutical, heavy industries, oil and gas and automotive supplier industries in 2023. Analyzing dynamic and real data through our big data services, we support our customers’ strategic decision-making process, thus contributing to their profitability and efficiency. As part of the digital transformation journey of organizations, we meet all their needs end-to-end, ranging from team and document management to digitalization of financial processes and staff trainings.

We also provide various solutions for cities’ fundamental needs which are mostly positioned on a single Turkcell Smart City Ecosystem including Smart Transportation, Energy, Living and Environment. We supported digital transformation of public transport especially for taxis and buses. Also, we develop projects by using GSM-based data to make contribution for urban mobility plans in cities. We help central authorities to provide technologies for nationwide projects regarding industrywide problems. “Fire Detection Project” is one of our projects that we have designed for Ministry of Forest in which image processing and AI technologies are used for early warning of forest fires.

We also provide various solutions for the retail industry in order to meet customer requirements by adding essential technologies such as machine learning and computer vision technologies. Some use cases are customer segmentation, customer activity in sales point, customer demographic analysis and visitor monitoring.

(v)	Partner Ecosystem and Vendors

We work with around 245 partners in our ecosystem. We have consolidated our partners in three different categories:

(i) Sales partners: Through our sales business partners, we focus on creating new sales prospects for our products, services and system integration projects. Our wide network of these companies enables our services to achieve sales targets.

(ii) Project solution/value add partners: We deliver project-based hardware, software and managed services solutions to our corporate customers together with our project solution partners.

(iii) Product solution partners: Product solution partners offer and/or develop specific corporate product solutions for Turkcell corporate customers.

In 2023, we continued the “Partner Program,” which was launched in 2020, where we have created an incremental value of partnership for over 40 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services.

We also continued the “Partner 360 Program,” which was launched in 2021, to enhance and further grow our partner ecosystem with new partners to focus on emerging technology opportunities. Our program also aims to provide additional synergies to generate mutual benefits and revenues to our existing ecosystem.

With our global technological partnerships, we are deepening and adding new partners to the IT projects we implement for our customers by combining our ever-increasing competencies and extensive sales force. We aim to provide fast and effective solutions with the Hardware & Software Catalogue that we have created specifically for the IT needs of our SME customers.

See “Item 3. Key Information—D. Risk Factors” for a discussion of the regulatory changes affecting our digital services for consumers and corporates.

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, our finance company Financell, and our insurance agency Turkcell Sigorta, as well as our recently launched insurance company, Turkcell Dijital Sigorta. In 2023, total techfin services revenues increased by 28.9% year-on-year to TRY 4,568.7 million (as restated in accordance with IAS 29).

The vision of Paycell is to be an enabler on financial inclusion with the combination of technology and financial services to lead the transition into a cashless society. Paycell was established to provide techfin services including mobile wallet, direct carrier billing (Pay Later), utility payments, POS solutions, prepaid cards (physical and virtual), money transfers, intracity subway/bus card uploads (istanbulkart), Vitrin (e-commerce solution), Payment Link and QR code payments. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to the consumers while facilitating further revenue generation for the merchants through payment and CRM solutions.

Our finance company, Financell, serves to meet the financial needs of individual and corporate customers for their technology products. Financell also provides shopping loans via Paycell platform, automobile loans via merchant partnerships and recently started providing green loans for solar panels via project firms.

Established in 2018 as a subsidiary of Financell, Turkcell Sigorta is an insurance agency providing device protection, personal accident insurance, bill protection and travel health products.

In June 2022, within the scope of Turkcell’s digital financial services strategy, Turkcell Dijital Sigorta (Turkcell Digital Insurance Company), with the brand Wiyo, was incorporated as a subsidiary of Financell in order to develop the existing insurance business within Turkcell to a full-fledged insurtech structure. Our insurance license applications for personal accident, health, general losses, general liability, financial losses, legal expenses and fire and natural disaster have been approved by the Turkish Insurance and Private Pension Regulation and Supervision Authority (SEDDK) as of 2023. Within the vision of “Being the insurer of mobile world” Wiyo started its operations providing personal accident protection to Financell loan customers in June 2023 and diversified its offerings by introducing personal accident insurance products in November 2023.

(vi) Wholesale

(i) International Roaming

Our international roaming strategy has always been to achieve vast international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries around the world through our roaming agreements. As of December 31, 2023, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Turkiye by expanding our partnership in 210 destinations throughout the world, pursuant to commercial roaming agreements with 816 operators.

On January 20, 2015, we launched LTE roaming services for our subscribers in numerous locations around the world. As of December 31, 2023, our subscribers experienced LTE roaming services with 343 operators in 146 destinations. We have also provided LTE roaming services for visitors since April 1, 2016. As of December 31, 2023, subscribers of 402 operators from 129 different locations experienced LTE roaming services on the Turkcell network. We also provide international GPRS, MMS and 3G services. We provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Turkiye. As of December 31, 2023, our subscribers can send international SMS to various destinations that our three SMS hub vendors cover. On June 29, 2021, we launched Non-Standalone (NSA) 5G roaming services for our subscribers in various locations around the world. As of December 31, 2023, our subscribers experienced NSA 5G roaming services with 143 operators in 58 destinations. On May 5, 2022, we launched the first Voice over LTE (“VoLTE”) outbound service in Turkiye.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY 18.6 million (not restated for IAS 29) in 2023 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 11.7 million (not restated for IAS 29). In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please See “—XII. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”).”

(ii) Wholesale Voice

Turkcell and Turkcell Superonline together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2023, Turkcell Superonline had interconnection agreements with over 90 national and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, TT Mobil and other fixed telephony service operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2023, Turkcell had interconnection agreements with over 60 fixed line and mobile operators and carriers.

As of December 31, 2023, Turkcell had agreements with seven Directory Service Providers.

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020.

For Turkcell, in Turkiye, current interconnection rates are set by the ICTA’s decision on mobile termination rates (“MTRs”) and fixed termination rates (“FTRs”). For more information, see “—XIII. Regulation of the Turkish Telecommunications Industry.”

(iii) Wholesale Data

Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 13 border crossings from Turkiye to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Eight of the border crossings are towards the East, where we offer capacity services to Middle East, CIS and Asia. In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and virtual private network (“VPN”) services to operators, service providers and data center companies in the domestic market in Turkiye. Turkcell Superonline is leading the localization strategy for Turkiye’s data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline has been taking important steps to develop Istanbul as the world’s newest and important internet and content base due to its geostrategic location by successfully handling the transformation of the “Silk Road” into the “Fiber Road.” Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships, the Tier-1 operators and strategic partners between Asia, Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks (“CDN”) and OTTs. As of December 31, 2023, we have the capacity to carry more than 15 Tbps of international traffic.

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

We provide offers to our customers based on machine learning models that are at different price and rich content levels. We aim to provide the right offers to the right customers by considering parameters such as risk scores, usages, tenure etc. We also ensure that our customers reach the same offers through all channels. We use machine learning models to understand customers’ tendencies to purchase more or less inclusive packages. Additionally, we run a model that measures our customers’ churn tendencies. All these models are integrated to the offer management systems. Turkcell’s fixed offers are based on speed and quota. The tariffs are designed by taking different needs of each customer segment into consideration.

Turkcell’s own fiber infrastructure enables fiber offers with speeds of up to 10 Gbps, which we usually offer as bundled with our TV product. Turkcell’s ADSL service offers speeds up to 16 Mbps which can be offered as bundled with fixed voice service. VDSL service provides higher speeds of up to 100 Mbps. Our cable internet offers are at speeds up to 35 Mbps. Our FWA service Superbox offers are at speeds up to 375 Mbps with a minimum speed of 15 Mbps.

Turkcell’s strategy is to provide the best customer experience through enriched value propositions and over a well-invested infrastructure. Strong infrastructure, better user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on cost and investments and to apply, to a certain degree, an inflationary pricing policy. Moreover, as Turkcell, we determine our prices according to macroeconomic and competitive conditions. Accordingly, we aim during these economic conditions to adjust our prices proactively to account for any increases in inflation.

a. Consumer Tariffs and Loyalty Programs

We mainly offer bundled tariffs including voice, data and SMS. We focus on providing a leading mobile experience in Turkiye, and in order to meet customer needs in different segments we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

Our aim is to provide offers that are tailored to the individual needs of our customers, considering their tenure, data usage and risk score, thereby favoring customer retention. Our postpaid mobile tariffs are generally structured on a 12-month commitment basis.

In fixed broadband products (fiber, DSL and Cable internet), we have various tariffs for different internet speeds and quota. We offer internet speeds ranging from 25 Mbps to 10 Gbps in fiber internet, which we serve through our own infrastructure. We used to offer tariffs on both a 12 month and a 24 month commitment basis for fixed broadband. In order to have the ability quickly combat inflationary pressures, we have changed all of our fixed tariffs to a 12 month commitment basis. Currently, 24 month commitments are only offered in connection with device campaigns.

We offer IPTV service, namely TV+, bundled only with our fiber internet service on our fiber infrastructure. Our fixed voice service is bundled with our fixed broadband service. Further, we also offer tablet, smartphone and new technology device campaigns with fixed broadband internet packages. In 2020, we launched TV+ Ready, which enables TV+ to be used with any fixed broadband technology.

For households that located in areas where our fiber infrastructure is not available, we offer the FWA service, Superbox, served through our 4.5G network. The Superbox device is included in the subscription plan.

Turkcell aims to provide advantageous price schemes to its customers when abroad. With a customer-oriented focus, Turkcell offers alternative options depending on their roaming frequency. All Turkcell postpaid customers can enjoy the “Roam Like Home” offer, enabling them to use their tariff at home while abroad by paying an additional daily fee.

We have three applications called Platinum, GNC, and Turkcell Bizce which serve as platforms for our loyalty programs.

Platinum is Turkcell’s premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through a specially designed application. Platinum tariffs start from a minimum TRY 480 in acquisition and include richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum customers. Weekly discounts at popular online shopping brands, free monthly subscriptions for digital TV platforms, free GBs, device and accessory gifts, airport transfers and car wash services at numerous locations are amongst the gifts that are offered through this Platinum program.

GNC is a mobile application that offers entertainment and favors for youth segment users. New entertainment platforms have been launched on GNC in order to increase engagement and to provide advantageous offers and gifts. Young users can play GB-earning mobile games, attend game tournaments and win prizes on GNC. GNC also shares surprise data offers twice a week through gamification scenarios such as “Crack the Egg” and provides discounts and gift cards from youth’s favorite brands in a new platform “galaxy,” where they collect stars to redeem gifts and discounts. In 2023, GNC launched GNC UP, a new video and social media platform to add a socialization dimension to the GNC app.

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

In 2023, as part of our “Shake & Win” campaign, which we started as a loyalty program in 2016, we redesigned the platform and the visuals to be more appealing and simple for our customers.We continued to implement additional scenarios for special occasions to maintain customer satisfaction. In 2024, we aim to sustain our Shake & Win innovations to increase our customers access to the exclusive content of Turkcell.

In addition, considering the increasing value of the mobile gaming industry among the young consumer segment, we offer mobile tariffs and additional packages for gamers, which are used in selected popular games.

b. Corporate Tariffs and Loyalty Programs

Our emphasis is on comprehensively addressing diverse corporate customer segments by integrating connectivity services with digital transformation solutions. Tailored offers, featuring the best network and service experience, provide for specific needs of each sector. We offer different options of bundle packages including voice minutes, data, SMS, company on net, roaming and international minutes.

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

By implementing the IsTurkcell Plus Loyalty Program, we offer our customers non-telecom benefits, aiding them in optimizing business expenditures and boosting employee satisfaction. Through a range of benefits in various categories, including vehicle rental, car maintenance, health services, and courier solutions, we strategically facilitate their business operations, fostering bilateral loyalty.

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

V. Churn

The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a regulatory rule, the operator can disconnect the prepaid subscribers who do not top up above TRY 10 for a period of 270 days. Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY 10 during a twelve-month period. Additionally, in order to eliminate lines that are unlikely to top up in the new year and benefit from the tax paid to the regulatory authority for each active line at the beginning of the new year, the lines of subscribers who made their last top-up in the first quarter of the year are closed within 270 days. Therefore, the inactivation process creates a seasonality effect in the last quarter of the year.

We deactivated 480 thousand inactive prepaid customers in 2022 and 297 thousand in 2023 following their failure to provide the necessary payment for the 270-day period.

In 2022, the prepaid deactivation process was changed for new customers. When new customers are gained, their lifecycle period is determined as 155 days. After their first top-up, lifecycle period is extended by 12 months. Otherwise, if they do not top-up after their subscriptions, new prepaid customers lines are deactivated at the end of the 155 days.

Starting in the third quarter of 2018, we began presenting churn figures to demonstrate average monthly churn, which we believe corresponds to market practice. In 2023, the average monthly mobile subscriber churn rate was stable at 2.0%. The churn rate for the fixed broadband products is calculated in the same way as the churn rate for mobile products (except in fixed broadband, customers that change infrastructure from fiber to DSL/Cable or vice versa are counted in the churn rate). The average monthly fixed churn rate slightly increased to 1.5% in 2023 from 1.4% in 2022.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 755.5 million and TRY 1,152.1 million as of December 31, 2023 and 2022, respectively (as restated in accordance with IAS 29).

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage have positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant as we typically launch marketing campaigns to address the change in demand levels. Local and religious holidays in Turkiye generally affect our operational results positively through higher consumption.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to the summer holidays, when both usage and acquisition numbers decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Turkcell’s mobile network ensures extensive coverage across Turkiye, including the Black Sea, Sea of Marmara, Mediterranean Sea, and Aegean Sea coastlines. Enhanced coverage extends to sparsely populated areas, surpassing the minimum requirements for 2G licensing. The company aims to diligently meet regulatory obligations for 2G, 3G License Agreements, and IMT Authorization.

Spectrum refarming is a strategic planning process to efficiently utilize frequency spectrums for newer technologies. Turkcell focuses on refarming the 2100 MHz band from 3G to 4.5G. In 2023, spectrum refarming helped to increase LTE capacity and coverage. At the end of 2023, 2100 MHz band constitutes 40.2% of total LTE bandwidth and carries 31.5% of total LTE traffic. In order to allocate 2100 MHz band for 4.5G services, 3G services moved to 900 MHz which increased 3G coverage with the help of lower frequency propagation.

As of December 31, 2023, our own fiber network reached 61.8 thousand kilometers and connects all cities across Turkiye. In 28 cities we have FTTH network and homepass, whereby the number of premises that are connected to our fiber network has reached 5.8 million. Through partnership engagements, we have become capable of delivering fiber and cable (hybrid-fiber coaxial) internet service to an approximately 3.1 million additional households (by our calculation), by which we reach to 35 cities in total. We also provide enterprise Wi-Fi services.

In the fixed access network, we have two main network structures called fiber to the building (“FTTB”) and FTTH. We started a FTTB transformation project to convert our FTTB network to FTTH network. With this transformation, we will be providing multi-gigabit services to our customers and aim to reduce our carbon footprint. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access NT for residential and corporate subscribers. These network structures enable Turkcell to offer high speed internet, TV, Voice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

We provide FTTH services to customers in four cities of the 11 provinces that were impacted by Southeastern Turkiye Earthquakes, therefore the impact was rather milder than our mobile network base.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (See “—XIII. Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network is currently above the standards set by the ICTA statement. Typically, “dropped calls” was one of the important Quality of Service figures that we focused on.

The term for calls that terminate involuntarily is “dropped call,” and the dropped call rate is calculated by dividing the number of dropped calls by the total number of calls. Turkcell’s dropped call rate is around 0.28% which indicates that out of 10.000 only 28 calls ended as a dropped call.

The rate of service quality is being enhanced continuously due to extensive network optimization and investments in 2G, 3G and VoLTE network to improve the quality and capacity of the network. According to the various benchmarks, Turkcell has one of the best 3G and VoLTE dropped call rates performance compared to other networks around the world.

Customer experience is a one of the key focuses for Turkcell, and there are several special solutions such as small cells, femto cells, Wi-Fi offload, inbuilding and high-capacity event solutions for enhancing this experience.

On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology in anticipation of future requirements, which allows us to improve our quality of service performance.

The optical transmission network relies on Dense Wavelength Division Multiplexing (“DWDM”) systems with Automatically Switching Optical Network (“ASON”) and Optical Transport Network (“OTN”) using protection mechanisms benefitting from alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provide an availability experience up to 99.999%; a quality level defining the transmission network as an upper level “carrier-class” network.

c. Network Evolution

(i) Radio Network

In 2015, Turkcell expanded its spectrum holdings to 234.4 MHz, constituting 43% of Turkiye’s mobile operator spectrum assets. Benefiting from substantial infrastructure investments, our 4.5G network evolved from peak speeds of 375 Mbps to 1600 Mbps. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing high-end features for increasing capacity and network experience such as 4x4 MIMO, 256QAM, 3-4-5 Carrier Aggregation, UL Carrier Aggregation and also supports machine type communication technologies like NB-IoT, enhanced Machine Type Communications (“eMTC”). As technology evolves, Turkcell always focuses on sustaining its leadership, enhancing customer experience, and introducing new services.

Having resources in different spectrum bands and utilizing them in a technology-agnostic manner significantly enhances the efficiency of Turkcell’s network. The 900 MHz band is utilized for GSM and UMTS, enhancing indoor coverage. The 2100 MHz band, predominantly allocated to LTE networks, facilitates efficient and rapid expansion of LTE coverage and capacity.

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

For voice services, VoLTE has been supported from day one to provide voice services over our 4.5G network. We activated Enhanced Voice Services (“EVS”) on our VoLTE voice service to further enhance the voice quality and thus became one of the first mobile operators in the world supporting this high-end feature. The applicable regulations mandate that our 2G network remains active until April 2029; however, the majority of our voice traffic is already carried by our 3G and 4.5G networks, enabling us to gradually make our 2G network leaner without impacting service experience of our customers. As the VoLTE terminal support base grows, voice services will continue to be migrated to the 4.5G network from legacy 3G/2G networks.

In order to provide a solution for VPN over wireless technologies like 4.5G, we announced the Mobile VPN offer to our corporate customers. Through this solution, corporates are able to connect to the internet cloud over a wireless interface using 4.5G technology, without sacrificing their service quality requirements. This is a fast and flexible solution for connections between their branch offices and headquarters.

NB-IoT and eMTC (or LTE-M) are terms that typically refer to wireless communication technologies designed for IoT applications. These technologies are characterized by low power consumption, extensive coverage, and a requirement for low data rates. Through our investment in 4.5G infrastructure, we became the first operator in Turkiye to support NB-IoT and eMTC (LTE-M), which are required for a new generation of innovative IoT applications on 4.5G networks. These technologies are available on request across our entire 4.5G footprint and enable machines to communicate more effectively. Furthermore, through our LTE-M network support which enables fleet management, asset tracking and micromobility (such as rental scooters), we are able to provide higher data transfer throughput and have better mobility for IoT communications.

We provide a “Wireless to the Home” or “FWA” service Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The service uses 4.5G network as a backhaul to provide internet connectivity at our customers’ premises.

Offering a unique experience to customers with Turkcell’s strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We use the Massive MIMO, which is a wireless communication technology that uses a large number of antennas to improve communication between devices. It allows more devices to connect simultaneously, providing a faster and more reliable wireless experience. These collective activities help us to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Turkiye.

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

Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (“UDI”), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Turkiye’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Turkiye in 2018. Additionally, Communications Technologies Group aims to provide an end-to-end local and national 5G solution, which is funded by TUBITAK (The Scientific and Technological Research Council of Turkiye). Turkcell is one of the major project partners of this group, and is responsible for generating use cases and requirements.

In the scope of 5G and beyond communications, we contribute to the activities of international organizations such as 3GPP, ITU-T, GSMA, NGMN, ONF, TIP, and 5G IA (the private arm of 5G-PPP, which is now 6G Smart Networks and Services Industry Association (“6G SNS-IA”)), by attending meetings, joining work groups, projects and programs that help us follow the latest developments in next generation technologies and shape our future strategies.

The next generation R&D (“NG&RD”), formerly 5G R&D, which was formed in 2017, is engaged in a number of national and international multi-party public-funded projects to attain knowledge, expertise and vision in 5G communications. Moving beyond the state-of-the-art, the 5G-MOBIX consortium, which is funded by the European Commission (EC), serves to develop 5G-enabled cooperative, connected and automated mobility for vehicles, where Turkcell is the leader of the Greece-Turkiye corridor. For 5G-MOBIX, which happens to be the first 5G-PPP and also Horizon 2020 project of Turkcell, vehicular communication services tailor-made to assess seamless and efficient crossing of the hard borders between Turkiye and Greece were developed and tested using commercial-grade 5G technology. As of the end of 2023, Turkcell has achieved all tasks and completed the project by receiving technical and financial approvals from the EC. In its second 5G PPP project, DRAGON, Turkcell explores the performance limits of the D-band (i.e. 130-174.8 GHz) which is expected to offer high-capacity wireless backhaul links to 5G and beyond systems, in especially dense urban areas. In addition, a project funded under Horizon Europe, COMMECT, aims to improve the welfare state of people living in rural areas by integrating the 5G network with non-terrestrial networks (“NTN”) for agricultural applications with a generation-independent (XG), environmentally friendly and accessible NT. Four ECSEL/KDT projects, jointly funded by the EC and TUBITAK, are carried out by Turkcell to deliver drone services, cellular vehicular communications in smart construction site, artificial intelligence (AI) at the edge for autonomous vehicles, and integration of digital twins, cloud, augmented reality and AI technologies for Industry 4.0 applications with the ADACORSA, BEYOND5, STORAIGE, and HiCONNECTS consortia, respectively. The Celtic-Plus project portfolio is also diverse: (i) the development of an AI/ML-based quality-of-service (QoE/CEI) is the main target of the IMMINENCE project, (ii) energy saving and green networks are the focus of RAI6GREEN (sequel project of AI4GREEN) and (iii) energy-efficient data transfer is the motivation of AI-SMECoT.

In order to closely follow the development of the next generation mobile network technologies, to be a part of it and to become one of the leaders of its development, the NG&RD entitled to receive TUBITAK 1515 Frontier R&D laboratory support program funding for 10 years to set up a research lab on 6G and AI, named as 6GEN Lab, making Turkcell the second company in its sector to receive this funding. The objectives of 6GEN Lab are to design the autonomous 6G network and integrate with vertical sectors in line with its capabilities. In addition to the R&D activities to be conducted in the scope of the 6GEN Lab, the next generation R&D team also has active roles in the international consortia by European projects. Upon this evolutionary path toward the development of 6G networks, the VERGE consortium as the first SNS-JU project of Turkcell, tackles the evolution of edge computing in Beyond-5G applications from the perspectives of Edge for AI, AI for Edge and the security, privacy and trustworthiness of AI for Edge. Turkcell is also on the advisory board of the STARDUST project, which homes in on the creation of a completely integrated 5G-NTN autonomous system with a cutting-edge, self-adapting and end-to-end connection approach to enable ubiquitous radio access.

Turkcell has signed Memorandum of Understanding (MoU) agreements with its vendors (Ericsson, Huawei, Nokia, Samsung, ZTE, ULAK, Aselsan) to boost collaboration with the global and national partners. In one joint effort, Turkcell and ULAK developed a generalized Coordinated Multi Point (CoMP) feature to enhance cell-edge user performance for the ULAK base station, which is now a part of the 4.5G radio network. In addition, some studies are carried out on Ultra-Reliable Low Latency Communications (“URLLC”) and high mobility support in 5G NR networks under the direction of universities with the support of TUBITAK. Turkcell also supports 5G-based research using its own internal resources, working to reveal the usage areas of 5G in the robotics industry, creating a new income potential for Turkcell with the 5G robotic use case, and to prepare it for network slicing and cloud technologies, which are the key enabler features of 5G.

In addition to technology organizations and vendors, Turkcell engages with universities and research centers. Specifically, enhanced mobile broadband and Ultra-Reliable-Low-Latency Communication use cases are thoroughly studied with Istanbul Technical University and Istanbul Medipol University, respectively, through TUBITAK-funded R&D projects. Furthermore, Next Generation R&D has been working on Reconfigurable Intelligent Surfaces (RIS) and Integrated Sensing and Communication (ISAC) in collaboration with TUBITAK-BILGEM and Koc University when focusing on research based EU proposals as well as looking for potential business opportunities for the commercial usage in the future.

With leading global vendors including Ericsson, Huawei, ZTE, Nokia and Samsung, we have been demonstrating and trialing 5G since 2017. Within the scope of the first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era. We continue our trial and demo projects with all possible vendors and reach out to new vertical sectors. The main objective of our 5G trials and demos is to be prepared for the 5G frequency auction and 5G network launch, by assessing all vendors to determine the best network products and solutions. We also aim to create 5G use cases, which will be ready at the outset, when 5G networks are commercially launched in Turkiye.

Furthermore, we led the 5G network deployment at Istanbul Airport, which is an active sharing solution serving three mobile operators. The network is in the 3500 MHz band in which each operator is assigned a 100 MHz channel bandwidth. Although the frequency auction of this band has not yet been launched in Turkiye, the ICTA has given special permission to mobile operators to deploy 5G solutions on this band. The 5G network at the Istanbul Airport became the first commercial 5G network utilizing new 5G frequencies in Turkiye.

Although we do not yet have a nationwide commercial 5G network in Turkiye, we are enabling our customers to experience 5G services abroad, provided they have 5G-enabled devices with 4.5G SIM cards and activate it via an SMS. In this regard, as of December 31, 2023, our outbound roaming customers had the privilege of using 5G services in a number of destinations including Germany, Belgium, China, Italy, Romania, Saudi Arabia, and Thailand.

(ii) Transmission Network

We have invested in topology redundancy projects in our IP/MPLS backhaul for better service availability. Fiber backhaul bandwidth capacities were increased for wide coverage of up to 10 Gbps. 4.5G applications and the Microwave Radio Link network were modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages resulting from severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to mobile site applications have been started for 4.5G readiness of sites with very high traffic. Transmission network services on DWDM provide 100Gbps and 400Gbps service capacities for inner IP Core Network routers, optimizing use of existing wide area fiberoptics deployments.

All fixed and mobile transport-IP networks have been converged with high scale and leading-edge technology routers in order to be ready for the capacity demand of 5G applications.

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

Our entire voice network has all levels of geographic redundancy. The control layer (central resources) provides voice services from four central data centers that fully back up each other. The voice payload layer (local resources) is spread over many locations that are close to the subscribers.

Turkcell provides a wide variety of data services to customers through high-speed and low latency data connectivity. Our access agnostic broadband core network architecture consists of 3GPP compliant network entities supporting mobile 2G, 3G, 4.5G and fixed access technologies.

The existing network of Turkcell is currently 5G NSA ready and Turkcell plans the next steps of the journey to introduce new 5G services by considering the roadmap of network technologies and market demand. With respect to our sustainable network initiatives, we have completed analysis and pilot tests on IPv6 network evolution and part of our mobile and fixed network traffic is carried using IPv6 technology.

Both IMS voice and broadband network services are deployed and growing on Turkcell telco cloud infrastructure due to its low cost and flexibility advantages. In addition to supplying the growing data and service requirements of existing 4.5G traffic, Turkcell is positioning its network to be capable of providing 5G services scaling on its own telco cloud. Network functions of 5G SA (Standalone Architecture) core network are all developed on container based cloud technologies in the industry. Hence the transition to telco cloud infrastructure also helps get the network ready for 5G SA. Accordingly, we are growing our core network on container platform technology, which provides more flexibility and investment feasibility through deploying cloud native network functions. This technology has been a critical step in our 5G core network readiness.

(iv) Fixed Network

Our own fiber optic network provides up to 10 Gbps high speed internet service in 28 cities across Turkiye. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences. We offer 10 Gbps high speed internet as an on-demand service since February 2018.

During the COVID-19 pandemic period, we increased our in-home investments and provided the first Wi-Fi 6 supported Home-Gateways, which significantly increase in-home service experience. We also initiated virtualized access network projects and have been actively involved in Open Networking Foundation (ONF) projects which promotes experience sharing and early adoption of future technologies, and assisted in its early phase development.

We are providing end-to-end Wi-Fi services for our enterprise customers, which enables their guests to access Wi-Fi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

Furthermore, Turkcell launched commercial 400 Gbps in its backbone at the end of 2023. We are continuously investing in our backbone network in order to be prepared for bandwidth-intensive services with the latest technology.

(v) Services and Platforms

We have an intelligent network and other service platforms enabling our services and we also provide secure and controlled access to the network for content and service providers to provide messaging and data services. This infrastructure is being improved to open up more capabilities on the network for application and content providers. New infrastructure also contains a portal where subscribers buy services, receive promotions and enroll for campaigns easily.

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

In addition, the Turkcell Service Operation Center, located in both Istanbul and Ankara, aims to ensure business continuity by monitoring our entire network 24 hours a day, 365 days a year, and performs necessary maintenance in response to any problems that may arise.

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

g. Internal Control and Continuous Improvement

The Internal Control team is responsible for conducting second level control activities and process improvement work, in order to effectively manage business processes within the Turkcell Group. Internal Control activities are carried out within the framework of legal regulations, directives and with the authority granted by the CEO. Turkcell is responsible for analyzing risks and priorities related to processes under its purview, and for planning a risk-based internal control study, which is carried out on a routine basis, using both manual and automated tools.

In addition to evaluating the effectiveness of first-level controls carried out by business units, guidance is provided on improving processes by considering Turkcell Group’s sustainable values. If there are deficiencies detected as a result of the second level controls performed, they are shared with the relevant teams to ensure that action is taken and the relevant action plans are followed.

Other areas of the team’s responsibilities are to carry out internal audits regarding the obligations of the Turkcell Group’s ISO certificates within the scope of legal regulations and to monitor Turkcell’s internal/external audit findings. ISO27001 and ISO27017 certifications are an international framework that helps companies protect their financial data, intellectual property and sensitive customer information. ISO9001 quality management system certification is an international standard that allows organizations to increase their quality and ensure continuity in service and performance management. By bringing a solid and systematic approach to information management, we aim to better protect information, reduce risks and increase our quality of service.

The continuous improvement center designs end-to-end business processes meeting criterion like lean, efficient, human – centered and resilient; creating mechanisms sustaining transformation, and accomplishing all of this through process improvement. Using, scaling and governance of next generation enabler technologies serving continuous improvement are among the Center’s responsibilities. Practices like data-focused process management, process mining, and citizen developer driven robotic process automation program are prominent examples of the Center’s new generation continuous improvement practices.

(i) Business Continuity Management

Turkcell Business Continuity Management (“BCM”) identifies potential threats and their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities. We established the Business Continuity Management System (“BCMS”) to implement, operate, monitor, review, maintain and improve business continuity.

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits and integrated exercises, the results of which are reviewed in management review meetings. In 2023, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell Service Continuity Management aims to ensure the continuity and recovery activities of the services provided to our customers, by providing the continuity of the service commitment levels, managing the risks that may affect our services, including disasters and emergencies, and supporting the Turkcell Business Continuity Management System. Turkcell has also developed a Crisis Management Plan, which is aimed at effectively managing a crisis, including fire, terrorism, operational interruption, cyber-attack, food poisoning, epidemics and natural disasters (flood, earthquake, landslide). Turkcell’s Crisis Management Plan exercises, training and awareness activities are carried out periodically with the participation of crisis management teams and related groups.

(ii) Enterprise Risk Management

Turkcell’s Enterprise Risk Management (“ERM”) team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks that may impact the decision-making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. To do this, Turkcell uses an ERM framework which is compatible with the COSO ERM framework and the ISO 31000 Standard. Based on ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk response controls, issues and actions are developed and the entire process is monitored. The ERM team reports to the Early Detection of Risk Committee, which supports the Board of Directors by carrying out activities to detect early signs of risks that may jeopardize the existence, development and continuity of the Company, take necessary measures for identified risks and manage risks within the scope of article 378 of the Turkish Commercial Code and the Communiqué on Corporate Governance of the Capital Markets Board.

The risks we monitor in line with the developments in the world are scripted, defined, leveled and recorded. For instance; the impact of the pandemic period on our company, the expectations for future earthquakes in Turkiye, the effects of climate change and the ongoing Ukraine-Russia War can be cited as examples of scenario-based studies. Cyber incidents occurring worldwide and in Turkiye are also analyzed. The effects that may occur if a similar cyber attack occurs in Turkcell and the preparations taken throughout the company are presented to the Early Detection of Risks Committee.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We serve through one of the largest retail telecommunications distribution networks in Turkiye, with 1,091 branded exclusive stores, many at prime locations, and 3,919 semi-branded dealers (i.e. digital sales points) as of December 31, 2023. Our two exclusive distributors provide our products as well as consumer technology goods (such as handsets, tablets, notebooks, IoT devices, accessories, personal care products, small home appliances, TV and household appliances) and aftersales services to this wide dealer network, while eight exclusive Turkcell Distribution Centers (“TDCs”) focus solely on semi-branded dealers. We also have a door-to-door sales force and home technology management team. This provides us an important channel on which to distribute our integrated solutions directly to consumers’ homes. We also operate a dedicated corporate direct sales team of over 580 personnel who can offer tailored solutions in their segment of expertise.

Our nationwide distribution channel is an important asset that helps us differentiate from our competitors and achieve our sales targets. As mentioned above, our distribution network consists of distributors, TDCs, Turkcell branded stores (Turkcell Plus & Turkcell), corporate solution centers, and semi-branded dealers, digital channels and ATMs. We offer postpaid and prepaid mobile subscriptions, fixed and mobile tariffs and solutions, Superbox Plug&Play modems and digital service subscriptions through our distribution network. The total number of branded and semi-branded dealers, including corporate solution centers, was around 5.1 thousand sales points as of December 31, 2023.

Our non-branded dealer network provides us a high penetration across Turkiye. All dealers are compensated based on the number of new subscribers they sign up and the level of those subscribers’ usage, in addition to other performance-based incentives.

We categorize our alternative sales channels under two main categories: our call centers and non-telco sales. We offer a fast and secure access to our products and service portfolio on a 24/7 basis via our call center, our web site (www.turkcell.com.tr) and the Turkcell Mobile App. We proactively reach our customers through our telesales team. Our non-telco channel consists of ATMs, internet branches of banks and chain stores.

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

During 2023, our digital sales channels continued to transform comprehensively. Accordingly, UX and UI components as well as the entire shopping journey are tailored to the needs of our customers. Based on customer insight analysis, payment options have expanded and became more diverse. In our digital channels, we have been providing two main platforms: Turkcell’s official website and Turkcell’s mobile application. Our website has been serving as a sales channel since 2012.

The primary digital channel is our mobile application “Turkcell App” through which we provide our mobile and fixed broadband customers the ability to track their bills and data usage, manage their subscriptions, browse campaigns and offers, buy packages, and reach Pasaj, the electronic marketplace. Turkcell App had 74 million downloads to date and 25 million three-month active users in 2023. Our chatbot Turkcell Celly assists Turkcell customers in a fast and easy manner. We also continued to use the Turkcell App as the platform to offer a marketing campaign called “Shake & Win,” where we provide gifts in the form of data, minutes or trial subscriptions to our digital services. Our fixed broadband subscribers can also manage their accounts within Turkcell app.

With a view to leveraging our capabilities in digital channels, in December 2020, we launched a technology and electronics marketplace (an e-commerce platform) in Turkiye, called Turkcell Pasaj. At Turkcell Pasaj, a wide range of electronic goods, from smart devices to new generation technologies, are offered from several leading suppliers besides Turkcell. Customers are offered different payment alternatives including shopping credit, mobile payment and Paycell digital money, besides debit/credit card and also financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and courier guarantee in one business day. We have integrated Turkcell Pasaj as a core component of the Turkcell app. Turkcell App users - regardless of being a Turkcell subscriber or not - are able to browse the entire Turkcell Pasaj product catalog, compare prices across sellers, favorite or purchase products within the app easily and securely. In 2023, Pasaj continued to grow with new categories both in online retail and the marketplace. Also, Turkcell Pasaj contributes to sustainability, notably by providing an online platform to revalue second-hand devices and convert the customer’s second-hand devices into cash.

On the corporate front, corporate clients are managed under four different segments: public accounts, strategic accounts, major accounts, small and medium sized business accounts. Turkcell’s account managers are direct contacts for the first three segments, while our dealers and telesales teams are responsible for the small sized business segment. Additionally, IsTurkcell Online app and web platform feature our digital services and solutions for corporate customers. The platforms are enriched with digital-only campaigns and packages, loyalty scenarios, and a fully digital subscription process. In 2023, 96 thousand authorized users used IsTurkcell Online app and web platform.

Within Turkcell’s sales teams, in addition to the account managers, pre-sales teams, solution architects, business development and product management teams also support corporate clients. Furthermore, vertical solution teams were formed to develop industry specific solutions for certain industries including retail, manufacturing, energy, healthcare, finance, transportation and logistics. These teams aim to create cross industry solutions to serve the digital transformation of our corporate clients.

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

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide our customers with effortless, personalized and consistent experience across all channels. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction and helping our customers feel safe and valuable.

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

The “digitalization” of customers has continued to be our priority in 2023. Our aim is to migrate our customers from conventional channels to digital channels and create effective and user-friendly online self-service channels. As a result of our investments in the Turkcell App our primary online self-service channel has reached 25.1 million three-month active users. Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. We refurbished and modernized this channel with artificial intelligence technologies, and created our own “Digital Assistant,” which was a contributing factor to the considerable improvement of the performance of this channel. Thanks to renewed proactive IVR scenarios, we started to offer more personalized service to our customers through this channel. Through the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers. We also utilize IVR call center solutions in our fixed broadband services.

Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily without connecting to the call center. Customers can also contact Turkcell via instant messaging to ask a question about their lines or our applications. In 2023, there were around 7.3 million such chat sessions on average per month. With artificial intelligence based chatbot technology, Turkcell has increased the automation level of its instant chat-based services for its customers.

Turkcell connects with social media users 24/7 with a total of 65 accounts on Facebook, X (formerly known as Twitter), Instagram, YouTube, LinkedIn and TikTok.

Turkcell has ISO10002 certification since 2011 and renews it annually within the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell functions. The latest certification ISO 10002:2018 Quality Management-Customer Satisfaction-Complaints Handling Certificate was received in 2021, which is valid until July 13, 2024.

With our environmentally friendly invoice project, which we implemented in 2022, the number of our printed invoice customers which was 1.15 million in 2021 decreased to 150 thousand in 2023.

With our customer-centric culture transformation program, more than 2,500 Turkcell employees from all levels have taken part voluntarily in various customer experience projects. In 2023, we opened the door for innovation and user centricity by creating a special space called ‘’TXCube’’, Turkcell’s design thinking studio. TXCube provides a space for our employees at our headquarters to work together with cross functional teams to design different product and customer journeys. Moreover, we kicked off site visits which we named ‘’CXPress Tour’. In order to understand the customer, make sense of customer discourses and listen to the people who come into direct contact with the channels that touch the customer, we organized customer experience visits together with our employees and management team to the provinces where our call centers are located. We visited our locations one by one, met with our representatives there, produced solutions to the problems we hear the most from our customers, and answered the questions of our representatives. As Turkcell, with the goal of achieving the best for our customers, we will continue to listen to our customers and stand by them with the solutions that we produce to meet their needs.

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

Ukraine—lifecell

We acquired our interest in our subsidiary lifecell (operating under the “life:)” brand) on April 2, 2004, by purchasing the entire share capital of lifecell’s parent, CJSC Digital Cellular Communications. On January 15, 2016, the company announced a new stage of its development, made a large-scale rebranding into “lifecell,” and in connection therewith changed its legal name to “lifecell LLC” on February 2, 2016.

As of December 31, 2023, lifecell had 11.7 million registered mobile subscribers, mainly prepaid. lifecell’s three-month active subscribers had reached 9.9 million as of December 31, 2023.

The company is known as dynamic and innovative as it was the first to introduce a number of new technologies and products in the Ukrainian mobile market. The company is highly motivated to continue its innovation leadership in marketing and sales. lifecell launched 3G services on May 19, 2015, becoming the first operator to offer a 3G network in Ukraine. The National Commission for the State Regulation of Communications and Informatization (NCCIR) held the 4G license tenders for the 2600 MHz band on January 23, 2018 and for the 1800 MHz band on February 26, 2018. lifecell was awarded 4G licenses for 15 years at a cost of UAH 909 million (equivalent to TRY 173 million as of December 31, 2018), and UAH 795 million (equivalent to TRY 151 million as of December 31, 2018) for the 15 MHz in each frequency band. After winning the tenders, lifecell launched 4G services in the 2600 MHz band on March 30, 2018 and in the 1800 MHz band on July 1, 2018, becoming the first operator to offer 4.5G services in Ukraine nationwide. As of December 31, 2023, 4.5G from lifecell is available in over 17,000 towns and settlements in Ukraine. lifecell provides 3G&4G coverage of 78.7% of the population of Ukraine, or 61.7% geographical coverage. As of December 2023, lifecell continues its leadership in smartphone penetration with 83.5% in the Ukrainian telecommunication market. lifecell was the first Ukrainian mobile operator to launch VoLTE and VoWiFi technologies for calls via VoLTE and VoWiFi in 2022. In May 2023, lifecell provided its roaming subscribers an opportunity to use 5G in roaming in a number of countries.

There are 473 exclusive lifecell shops in 247 cities across Ukraine as of December 31, 2023. In addition, lifecell products are available at 29.8 thousand other sales points throughout Ukraine. lifecell also has an online sales channel, shop.lifecell.ua.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the Ministry of Digital Transformation (general and technical policy aspects), the Service of Special Communications and Information Protection of Ukraine (“SSSCIP”) (regulation aspects during war time) and by the National Commission for the State Regulation of Electronic Communications, Radiofrequency Spectrum and the Provision of Postal Services (“NCEC”) - a collegial regulatory body reporting to the Cabinet of Ministers of Ukraine which carries out general telecommunication market regulation and inspection. Under martial law, all operators are also required to follow Decrees issued by the National Center for Operational and Technical Management of Telecommunications Networks.

lifecell has license obligations to provide mobile communications coverage to settlements with population exceeding 2,000 people, including 90% of the territory of Ukraine and spanning national and international routes. In accordance with the adopted amendments to the Law of Ukraine “On Electronic Communications,” the deadlines for fulfilling licenses obligations for usage of radio frequency spectrum in Ukraine were postponed for the period of martial law in Ukraine, including six months after its termination or cancellation. NCEC can review and extend these terms up to two years. This decision should be made at least one month before termination of six-month delay. In order to make such decision NCEC has to perform evaluation of feasibility for mobile operators to comply with licenses obligations in full.

Mobile Number Portability (“MNP”) was introduced in Ukraine in May 2019. In 2023, lifecell launched the opportunity to transfer the mobile number to lifecell directly in the online banking application monobank, the most popular in Ukraine. As of December 31, 2023, lifecell was the leader based on number of MNP port-in subscribers, according to the National Commission for the State Regulation of Electronic Communications, Radio Frequency Spectrum and the Provision of Postal Services.

lifecell launched its first MVNO partnership in July 2016 with one of the largest national internet service providers (Volia-Cable). By the end of 2023, lifecell had 12 active MVNO partnerships.

Since 2017, the company has a strategic focus on developing high-quality digital services. Accordingly, lifecell offers Turkcell’s digital services including BiP messenger and lifebox cloud storage. Among other digital services lifecell customers may choose TV+ for watching TV channels and films, lifecell music streaming service, language learning Busuu service, mobile phone protection from theft and screen protection with Protect Mobile and lifecell screen services. Moreover, lifecell users can enjoy a game-based learning application launched for kids’ education and smart entertainment. In December 2021, lifecell cooperated with WhiteBIT cryptocurrency exchange for future development of innovative financial technologies. In 2022, lifecell and WhiteBIT have developed and implemented technological integration for joining blockchain systems with telecommunications services. The integration enables customers to access the WhiteBIT platform without an internet connection, using the USSD menu on mobile phones.

In response to the need in the Ukrainian market for cardless and cashless payment services, lifecell introduced its online money transfer tool, and in August 2017, Paycell LLC was incorporated as a subsidiary of lifecell. Paycell LLC operated as a financial institution and perform loan granting, leasing, money transfer and e-money services. Licenses for leasing and loan granting were obtained in October 2017, and licenses for e-money and local currency transfers were obtained in September and October 2018, respectively. However, these licenses were suspended due to the war. Paycell therefore changed its strategy to operate as a fintech platform to avoid additional capital expenses.

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

After the Russia invasion on February 24, 2022, lifecell continued its operations providing services to subscribers throughout Ukraine, except in areas where equipment has been damaged as a result of hostilities and access is currently impossible. lifecell together with other mobile operators launched national roaming throughout Ukraine. As a result, subscribers of any Ukrainian mobile operator can use the network of another operator if their home network becomes unavailable. The war has not led to a decrease in our subscriber base in Ukraine. The company currently has no major collection risk, as lifecell’s subscribers are mainly prepaid.

In 2023, despite the active hostilities and shelling by Russia, lifecell continued to restore the network infrastructure in Kherson, Mykolaiv, Kharkiv, Donetsk. In the liberated settlements, lifecell charged subscribers who were under occupation a package of services at no extra cost. In February 2023 lifecell offered its subscribers a new service - SMS alerts about possible stabilization or emergency power outages in Kyiv.

As of December 31, 2023, lifecell had over 10 thousand base stations (including 615 impaired based stations) in the country, and around 6% of them were temporarily down on average due to energy cut-offs or the invasion impeding our ability to access our base stations. In order to enhance network resilience, investments were made during 2023. Lifecell implemented a battery upgrade program (with lead acid batteries substituted by Li-Ion battery sets) and stationary diesel generator installation on the most critical points. Network availability exceeds 93%, despite power cuts and military attacks on the sites closest to the war zone.

As of the end of December 2023, around 97% of shops were open (a number changes on a daily basis). Almost 99% of shops in Western territories were open most of time. In other regions shops are working during calm times (no alarms or missile attacks/bombing).

In March 2023 lifecell received Glomo Awards, one of the most prestigious global awards in the telecommunications industry, in the category of Best Mobile Innovation supporting Emergency or Humanitarian Situations for Operator’s Work Under Fire. lifecell was granted the award for the support of network and subscribers during the war using unconventional technological and digital solutions, highlighting the heroism and dedication of the lifecell engineering team. In September 2023 lifecell and Optiva were named as a Winner of the Excellence in Serving People and Planet category in TM Forum’s 16th Excellence Awards 2023 recognized for the project “Supporting connectivity, the lifeblood of daily life, with expanded protection in dangerous times.”

As of December 31, 2023, the company utilized loans fully denominated in the local currency of UAH 3.5 billion (equivalent to TRY 2.7 billion as of December 31, 2023, not restated for IAS 29) under the guarantee of Turkcell.

On December 29, 2023, Turkcell signed a share transfer agreement for the transfer of all shares, along with all rights and debts, of lifecell and Turkcell’s other Ukrainian businesses (Global Bilgi LLC and LLC UkrTower) to NJJ Capital for an enterprise value of $525 million, where the final sale value will be determined within the framework of adjustments to be made including cash and debts after the closing. The sale remains subject to the approval of the Ukrainian authorities and satisfaction of conditions to closing, and there is no guarantee that it will be completed in the time frame anticipated. Our Ukrainian subsidiary received an official ruling from a Ukrainian court on March 5, 2024, ordering the seizure of 19.8% of the corporate rights of lifecell LLC, and 100% of the corporate rights of UkrTower LLC and Paycell LLC, stemming from the criminal proceedings related to suspicions involving Mikhail Fridman. Although the ruling did not have any significant impact on the daily operations of these Ukrainian subsidiaries, the conditions to closing of the sale agreement could not be satisfied while the ruling remained in place. An appeal to the related court was submitted on March 7, 2024 with an aim to cancelling the seizures. On April 24, 2024, the court decided to lift the seizure order. The process of fulfilling the closing prerequisites for the share transfer agreement of our subsidiaries in Ukraine to NJJ Capital remains ongoing.

For details regarding the risks we face with regard to our business in Ukraine and its divestment, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

BeST

On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in BeST, which provides services using GSM and UMTS technologies, for a consideration of USD 500 million. On August 26, 2008, control of BeST was acquired from Belarus State Committee on Property and USD 300 million of the total consideration was paid. An additional USD 100 million was paid in December 2009 and a further USD 100 million was paid in December 2010. An additional payment of USD 100 million was required to be made to the seller in installments contingent of the financial performance of BeST. On November 30, 2022, the relevant contract was terminated by mutual agreement. On the same date, a new Investment Agreement was signed between Turkcell, BeST and Belarus to develop the telecommunications infrastructure between 2022 and 2032. Under this agreement, Turkcell is required to invest at least USD 100 million during the investment period and to pay an additional amount of USD 100 million over a period of 10 years, to be funded by the payment of at least 50% of the annual net income of BeST. In case the required amount is not reached at the end of the 10-year period, BeST or Turkcell shall make a lump sum payment to Belarus for the remaining balance. For more information, see Note 27 to our Consolidated Financial Statements elsewhere in this annual report. Simultaneously with the Investment Agreement, Turkcell signed a share purchase agreement to acquire a 20% stake in BeST from the State Committee on Property of the Republic of Belarus. The share transfer was completed on December 9, 2022. Responsible authorities of Belarus have rearranged the mobile communication interconnection fees between the operators in the country, considering the provisions of the Investment Agreement, and determined a mobile call termination fee of BYN 0.001 for BeST for five years. In this regard, the decline in interconnection expenses will positively impact our operational profitability.

As of December 31, 2023, BeST had 1.5 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.2 million. BeST is the leader of the MNP market in Belarus in terms of number of port-in subscribers, according to the Centralized Database of Ported-Numbers. BeST has nine own stores, 117 exclusive and 172 non-exclusive sales points. Sales from its online channel have been continuously increasing with rising customer demand. In addition, digital subscription packs are sold at more than 2,600 sales points across the country.

As of December 31, 2023, BeST operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.8% of the entire population of Belarus, or 93.1% geographical coverage. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. BeST offers 4G service since August 2016 on beCloud’s LTE infrastructure, serving in all regions and major cities of Belarus with an 89.2% 4G territory coverage and 98.2% population coverage as of December 31, 2023. The availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2023, the share of 4G subscribers in the three-month active subscribers reached 82%. Rising 4G penetration led to a growth in average monthly data consumption per user to 19.2 GB. The 4G network served 85% of total data traffic in 2023.

While converting subscribers to 4G users, BeST continues to transform itself from a communication services provider to a digital operator. Accelerating digital subscriptions and increasing its share in subscriber acquisition, enhancing self-service capabilities via mobile application and web channels, extending digital services portfolio and penetration were the main initiatives in 2023 aimed at driving the digitalization journey. BeST enriches customers’ digital experiences by bringing together connectivity and content, enables the growth of ARPU driven by data services and diversified digital services portfolio in accordance with Turkcell’s strategy. Accordingly, BeST has included BiP, fizy, lifebox, Magazines, TV+, and Games and Digital Book, Digital Education Platforms to its digital services portfolio. As of 2023 year-end, 52.3% of the 3-month active subscribers use at least one digital service and solution.

BeST continues to enhance its self-service mobile application with new services and features. The mobile application enables customers to make payments and money transfers by using their mobile balances. In addition, BeST has launched an insurance service in 2023 through the application, which enables customers to obtain various type of insurance through the digital customer journey. These new services enhance the seamless digital experience of the customers, and increases customer engagement and loyalty.

BeST is the first mobile operator to launch a digital SIM-card activation service in Belarus in 2020 via a mobile application by using face recognition technology based on a machine learning algorithm. The service was successfully implemented by Lifetech LLC, a 100% owned subsidiary of BeST.

In line with our strategic priority of improving our balance sheet structure, we restructured the debt of BeST in 2015. As part of the restructuring, BeST’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, BeST’s debt consisted of a EUR 612 million subordinated loan. On April 1, 2019, this EUR nominated subordinated loan was converted to the local currency, amounting to BYN 1.46 billion (not restated for IAS 29), equivalent to TRY 10.0 billion (not restated for IAS 29) as of December 31, 2022. On February 23, 2023, a set-off agreement was signed between Turkcell and BeST, and Turkcell agreed to increase its share in the authorized capital of BeST (emission of additional shares), by setting off monetary claims arising from the loan agreement against BeST in the amount of BYN 1.63 billion (including interests as of set off date, not restated for IAS 29). Registration of additional shares was finalized on March 9, 2023.

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business. As mentioned above, following the conditions of the Investment Agreement signed between Turkcell, BeST and the Republic of Belarus, responsible authorities of Belarus have rearranged the mobile communication interconnection fees between the operators in the country and determined a mobile call termination fee of BYN 0.001 for BeST for five years. In this regard, the decline in interconnection expenses have and will continue to positively impact our operational profitability.

In January 2022, the Republican Unitary Enterprise Beltelecom gained a license to provide mobile communications services, which will allow the company to compete in the mobile communications market. The company has announced that it plans to begin offering mobile services in 2024.

In Belarus, our business has been and may continue to be affected directly or indirectly by sanctions (including export controls that impact our ability to import equipment and software), regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. For more information regarding the risks we face with regard to our business in Belarus, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

Lifetech

Lifetech, which is a subsidiary of Turkcell Group, was established in 2012. It is 100% owned by BeST and has around 143 professionals located in Belarus as of December 31, 2023. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kibris Telekom

Kibris Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2023, Kibris Telekom had 0.6 million registered subscribers.

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

On November 7, 2022, Kibris Telekom was awarded a 4G-5G (IMT-Advanced and IMT-2020) license and obtained 247 MHz of new spectrum in 700 MHz, 800MHz, 900MHz, 1800MHz, 2100MHz, 2600MHz, 3600MHz bands at a cost of USD 19.1 million including VAT. Kibris Telekom has launched 4.5G services on September 7, 2023, in line with the license agreement. It will be possible to offer 5G services using 4G spectrum on September 7, 2026, and 5G services on all awarded spectrums including 700 MHz and 3600 MHz bands on September 7, 2028 (with the option of starting one year early in 2027). The 4G (IMT-Advanced) license is valid for 18 years from September 7, 2023 until September 6, 2041 and the 5G (IMT-2020) license is valid for 20 years after the launch of 5G services on 700 MHz and 3600 MHz.

In 2012, Kibris Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kibris Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kibris Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation was at 69 kilometers by the end of 2023. In 2017, Lifecell Digital was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018. In addition, Lifecell Digital was granted MVNO and call carrier licenses in May 2022.

The new generation payment platform, TRNC Paycell launched in 2023 with the vision to become an enabler on financial inclusion with a combination of technology and financial services. Thanks to its mobile application features, TRNC Paycell has enabled its customers to make secure purchases using only phone number information, to transfer money 24/7 to any phone number they wish, and to pay using QR technology.

The National Regulatory Authority determines mobile termination rates, and as of August 2019 the rates were at TRY 0.05. This increased by 11% to TRY 0.055 in October 2022, and further increased by 14% to TRY 0,068625 in October 2023. MNP is in effect in the country since 2018.

The National Regulatory Authority designated Kibris Telekom as an operator having significant market power in the mobile access and call origination markets in July 2021. Due to this designation, Kibris Telekom is obliged to provide access and call origination service to MVNOs. As of December 31, 2023, there are three companies that have MVNO licenses.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers customer care services, technological support services and research management to more than 100 companies in particularly banking, retail, e-commerce, insurance and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to analyze customer experiences deeper, gaining vast experience in the process. On August 4, 2017, Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistant. As of December 31, 2023, Turkcell Global Bilgi had 15.987 employees. 65% of these employees serve Turkcell’s customers, 29% serve customers of third parties, with the remaining working as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

Since 2008, Turkcell Global Bilgi owns a 100% stake in Global Bilgi LLC, which operates in Ukraine and provides telesales and call center services to lifecell and many other companies in the Ukrainian and English languages, with 670 employees at December 31, 2023.

Turkcell Superonline

Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom (founded as Bilisim Telekomunikasyon in 2004 and became Tellcom in 2006) with the Superonline business acquired from the Cukurova Group. We believe that Turkcell Superonline differentiates itself through its superior network quality and leading-edge technology with its own fiber infrastructure along with commitment to after sale services quality. Turkcell Superonline operates across our three main customer categories; consumer, corporate and wholesale. Turkcell Superonline has a wide range of services. Fixed broadband, voice and TV services are provided to consumers. Fixed data, voice, datacenter & cloud along with cyber security services are among the services provided to corporates. Wholesale services include wholesale international and local data and voice services with over 300 business partners.

As of December 31, 2023, Turkcell Superonline has 61.8 thousand km fiber backbone covering 81 cities in Turkiye and has 13 border crossings. The company offers fiber in city coverage in 28 cities and increased its homepasses to around 5.8 million as of December 31, 2023 from around 5.4 million in the previous year. Including partnership engagements, we are capable of covering around 8.9 million households in 35 cities. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. Turkcell Superonline also has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations. As of December 31, 2023, Turkcell Superonline had 2.3 million fiber and 1.4 million TV subscribers.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkiye. Turkcell Superonline has rendered Turkiye as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline has a capability to offer 10 Gbps connections on a demand basis.

Turkcell Superonline has a total of 13 border crossings. We have 5 border crossings to Europe, offering various diversity options to important European cities throughout the protected and completely diverse routes. With our stable fiber infrastructure and 8 border crossings to the East, we offer capacity services through Middle East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and governmental institutions.

Turkcell Superonline won the tenders of BOTAS, Turkiye’s state-owned pipeline company, and TEIAS, Turkiye’s state-owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009 and TEIAS for 15 years in 2017, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions are considered as finance leases, as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement. Our contract with BOTAS will expire in January 2025, with a new tender expected to occur this year. Our two contracts with TEIAS will end in 2032 and 2034 and Turkcell Superonline plans to extend these contracts as they are strategically important for our business. Additionally, in relation to our 61.8 thousand km fiber network, BOTAS routes have a portion of about 17 thousand km 27% and TEIAS routes have about 2,500 km 4.1%.

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

Turkcell Superonline is leading the localization strategy for Turkiye’s data and internet traffic by developing partnerships with internet exchange platforms, Tier 1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline is among the businesses within Turkcell Group for which we may consider a strategic action aimed at further value creation.

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

Global Tower operates a unique portfolio of 11,152 towers, 9,163 of which are located in Turkiye. As of December 31, 2023, Global Tower owned 1,038 towers in Ukraine and operated 836 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service over 259 mobile towers in Turkiye. Global Tower provides fast and high-quality service to its customers in collaboration with its business partners.

In Turkiye, Global Tower manages the processes of renting, maintaining and installing towers in 18 structured regions with its two solution partnerships and two installation subcontractors.

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

On December 23, 2022, our Board of Directors decided to initiate the preparation process for an initial public offering of a certain amount of shares of Global Tower, in Turkiye and international markets when required. However in light of current market conditions, Turkcell is not actively pursuing the preparation process at this stage.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly-owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkiye. In 2015, Turkcell Teknoloji consolidated its operations at Kucukyali Technology Plaza in Istanbul.

As of year end 2023, Turkcell Teknoloji’s R&D center employs around 1,000 researchers accredited by the Ministry of Industry and Technology. Turkcell Teknoloji’s established team of experts develop a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities (data analytics and artificial intelligence, Network Technologies, blockchain), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platform and platform developed solutions, location based services and platforms, roaming solutions, geographic information systems, network management solutions, 5G and beyond infrastructure projects, customer relationship management and solutions, next generation value added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, big data processing, business intelligence applications, smart SIM card solutions, healthcare services management, digital identity technologies, image video processing, text analysis, suggestion engines, voice analytics, robot assistants, robotics process automation, mobile analytical platform, artificial intelligence in health, learning and education applications solutions, e-mail and search engine solutions, digital broadcasting solutions, CDN Solutions, OTT and blockchain solutions and AIOPS/DEVOPS.

Turkcell Technology aims to develop and innovate new digital and ICT services according to the latest technology and market requirements. In the medium term, in line with Turkcell’s strategy, we aim to expand our digital services and ICT services further in international markets.

Turkcell Teknoloji enhances company solutions with state-of-the-art artificial intelligence capabilities with their AI driven products. These products are in-house developed platforms aligned with their specific themes with globally reputable certifications and validations, an example being the recent success with NIST FRVT 1:1. Beyond the cloud-based computer vision services, face verification, facial analysis, OCR and object/motion detection studies are carried out to realize these solutions at the edge. In-house developed edge- Artificial Intelligence (“AI”) products enable delivering AI capabilities of Turkcell Teknoloji to different industries such as retail, manufacturing and health. One of our projects is the development of image processing models for Togg smart devices. Recently, Turkcell Teknoloji has launched an end-to-end self-service chatbot platform that lets individuals and businesses build and manage their own chatbot solutions. The platform was entirely designed and developed by Turkcell engineers using natural language processing models and the most recent development trends and is being used internally by Turkcell for its various digital products as a new digital customer service channel. Our chatbot platform has been integrated as a written customer support channel into different sectors such as municipalities and e-commerce. In addition, IOT analytics is one of the main focuses for Turkcell Teknoloji. Turkcell Teknoloji develops its own AutoML (Data Ocean) product with internal resources. The product learns from the past data and detects anomalies over the streaming data. This is expected to result in substantive improvement with regards to the field of predictive maintenance.

In the fintech and insurtech sectors, Turkcell Teknoloji is committed to continuing to innovate and provide the best solutions with fully digital products and services. Our fintech solutions offer a variety of personalized products to customers of Turkcell and its group companies with enhanced payment options. Our state-of-the-art technology allows us to provide fast and secure financial transactions, as well as convenient services to our customers.

Ultia, a cloud-based platform and application designed for companies to provide efficient corporate process management, was designed to continue this aim as an initiative of Turkcell Teknoloji. In 2023, all types of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Ultia, were transferred to Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S., a technology-oriented company established under Turkcell New Technologies Venture Capital Investment Fund. Ultia makes all business processes manageable from a single platform and enables companies to perform information technologies and corporate service management successfully and efficiently. Ultia offers a unique lowcode platform to design all processes with the drag-and-drop method without the need for detailed code knowledge. The platform also provides a wide variety of ready-made modules such as IT Service Management, human resources, asset management, help desk and can easily adapt to customers’ own business processes with personalization and integration options. In 2023, our mobile application Ultia Life was released. This enables customers to use the modules effortlessly both on the web and mobile platforms. The newly added drag-and-drop dashboard infrastructure, mail-to-ticket module, electronic & mobile signature modules and push notification infrastructure have enriched the platform’s features.

Our DevOps team is responsible for integrating everyone associated with software development and deployment—business users, developers, test engineers, security engineers and system administrators. With the DevOps transformation, we developed automation platforms that unified our people and processes, saved time, increased quality and security and finally, improved employee satisfaction. We completed the DevSecOps transformation within the scope of DevOps in 2023. With DevSecOps, we started to manage code quality and code security during the development phase as part of our SDLC process.

Turkcell Teknoloji has been continuing its research and development activities on blockchain since 2018. We are working on how the capabilities offered by blockchain will create value in new products and services. We follow the studies in this field at home and abroad and take part in projects where mutual gains can be achieved. We are experimenting to produce new services on topics such as digital assets management, digital wallets and digital identities.

With the goal of becoming Turkiye’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2023, the Turkcell Teknoloji R&D Center submitted 550 new national and 31 international patent applications and as of the year end. According to the Turkish Patent and Trademark Office, Turkcell Teknoloji ranked first in Turkiye among the companies that made the highest number of national patent applications in the patent league, with its national applications in 2020, 2021 and 2022. Turkcell Teknoloji has 4,114 national and 247 international patent applications and 1,019 granted patents in total.

Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. Turkcell Teknoloji aims to enlarge entrepreneurial ecosystem and technoparks’ vision as well as engaging in collaborations with universities from all over Turkiye and supporting academic studies focused on artificial intelligence, blockchain and 5G and beyond. With the studies carried out with universities in the Turkcell Teknoloji focus areas, we both enlarge university-industry cooperation and enable the creation of value-added products in our country. Turkcell Teknoloji is an active participant in European collaborative research programs. One of the main international networks for those projects is the EUREKA (European Research Cooperation Agency) program. The EUREKA program is one of the pre-eminent programs across Europe to foster European competitiveness and integration and to encourage R&D cooperation in more than 45 countries with a bottom-up approach. Turkcell Teknoloji is a board member of two different clusters of the EUREKA program: ITEA4 cluster and Celtic Next cluster. Turkcell Teknoloji contributes to the establishment and progress of the European research vision and agenda, as well as participating in pioneering research and innovation projects. Another main international research and innovation program is the Horizon Europe Program, which is publicly funded by the EC and facilitates collaboration and strengthens the impact of research and innovation in developing, supporting and implementing EU policies while tackling global challenges. It supports the creation and better dispersion of knowledge and technologies. Turkcell Teknoloji has a long history of developing R&D projects within these programs as international coordinator, national consortium leader or as a project partner according to the strategic decisions within the company. As of 2023, Turkcell Teknoloji has been involved in 14 ongoing international collaborative R&D projects and we seek to continue to increase the Horizon Europe and Eureka project applications and funded projects in the upcoming years.

Turkcell Satis

Turkcell Satis sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website “www.turkcell.com.tr.” In the last quarter of 2020, e-commerce business related to consumer electronics was rebranded under “Pasaj” and also started to serve as a marketplace platform for consumer electronic sales of third-party sellers. In addition, since Turkcell Satis is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Turkcell Dijital Is Servisleri A.S.

In March 2021, Turkcell Dijital Is Servisleri A.S. (often referred to as Turkcell Digital Business Services in the report) was incorporated and registered through carve out from Turkcell Satis in order to monitor its performance more coherently. Its area of operations include system integration and managed services, new generation technologies, business applications and supplying required hardware to cover end-to-end IT and technology related solutions and services for enterprises. Following the finalization of current contracts at Turkcell Satis A.S., the renewal process will commence through the Turkcell Dijital Is Servisleri A.S..

Turkcell Digital Business Services aims to be a reliable technology partner that will provide tailor made end to end IT solutions for enterprise customers. It enables customers to move forward with the most appropriate financial model in their new technology investment plans and focus more on their own business. It particularly targets sectors including health, manufacturing, retail, central and local authorities, logistics, finance, energy and SMEs.

Turkcell Finansman (“Financell”)

Turkcell Finansman (referred to as “Financell”), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the BRSA and launched nationwide in March 2016. It is the first finance company in the Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and began by providing financing solutions to existing or new Turkcell customers for their smart devices, tablet, accessory or other device purchases. Companies that use Financell loans can finance their needs of hardware and devices with customized prices, interest rates and flexible payment plans.

Since 2018, Financell has also offered insurance products directly or through Turkcell Sigorta insurance agency. As an insurance agent, Financell and Turkcell Sigorta provide insurance through revenue sharing agreements with partners such as BNP Paribas Cardif and Zurich. They have also started to provide insurance agency services for Turkcell Digital Sigorta as of 2023.

In 2019, Financell added corporate entities to its existing individual customer portfolio in support of Turkcell’s corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers. In 2022, Financell started providing consumer loans via the Paycell platform for online and offline shoppers, auto loans, and recently green loans for solar panels via project firms.

As at the end of 2023, as per Association of Financial Institutions data, Financell is the leading finance company in Turkiye in terms of number of customers.

Financell’s main strength is its ability to reach both telco and financial sector data, and its robust risk modelling system. Our fully automated risk model utilizes over 3,000 data points using an advanced machine learning algorithm. Secondly, Financell has had the advantage of collecting the monthly loan payments via the customer’s Turkcell bill, which further reduces the unpaid risk. However, a new regulation for payment companies including TOHAS, which became effective in October 2023 and introduced a cap on the payment service amount that may be included in each monthly mobile invoice, may increase our unpaid risk and collection costs. See “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.”

Since January 2020, smartphones with a retail price at or above TRY 3,500 can be offered with a maximum three-month installment plan, and those with a retail price of up to TRY 3,500 with a maximum twelve-month installment plan. Such limitation has negatively impacted the number of loans provided by Financell. The threshold was raised to TRY 5,000 on December 21, 2021, and then to TRY 12,000 in January 2023.

Application and sales channels are extensive for individual customers to reach Financell loans. With a prudent risk management approach, Financell serves over Turkcell’s stores (1,085 Turkcell’s own stores and 2,307 digital sales points), the Turkcell website, the Turkcell Mobile application, and the call centers of Turkcell and Financell, as well as the Paycell platform and selected merchants.

Within the scope of Turkcell’s Digital Financial Services strategy, Financell’s vision is to evolve from the current captive financing company structure into a digital bank. The digital banking regulation in Turkiye was announced by the BRSA on December 29, 2021. Turkcell has made its application for the establishment permit, which is the first step, on June 27, 2022 to the BRSA. The application is pending. If and when the approval is received, the remaining process will involve establishing a fully functioning digital bank, and we will apply once again for an operation permit to the BRSA.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell also tapped into the local debt capital markets for bond issues. This year Financell issued commercial paper (not restated for IAS 29):

●	with a nominal value of TRY 250 million in March 2023 which matured on September 5, 2023,

●	with a nominal value of TRY 175 million in September 2023 which matured on December 5, 2023,
●	with a nominal value of TRY 50 million in September 2023 which matured on January 17, 2024,
●	with a nominal value of TRY 275 million in October 2023 which matured on January 17, 2024, and
●	with a nominal value of TRY 175 million in December 2023 which matured on March 8, 2024.

Financell had TRY 6.2 billion in loans outstanding and TRY 11.4 billion of consumer loans had been granted as at the end of 2023, as compared to TRY 5.5 billion in loans (as restated in accordance with IAS 29) outstanding as at the end of 2022. Cost of risk increased to 1.6% in December 2023 from 1.2% in December 2022.

Turkcell Dijital Sigorta

In June 2022, within the scope of Turkcell’s digital financial services strategy, Turkcell Dijital Sigorta was incorporated as a subsidiary of Financell in order to develop the existing insurance business within Turkcell to a full-fledged insurtech structure from the prior agency only – intermediary structure. The insurance license application for personal accident, health, general losses, general liability, financial losses, legal expenses and fire and natural disaster was approved by Turkish Insurance and SEDDK as of 2023.

With the brand Wiyo and the vision of “Being the Insurer of Mobile World” Turkcell Dijital Sigorta started its operations providing personal accident protection to Financell’s loan customers in June 2023 and diversified its offerings by introducing personal accident insurance products beginning in November 2023. As of January 2024, the management of device insurance services is handled by Wiyo.

Turkcell Group’s cyber security policy has been issued by Wiyo to provide coverage for expenses related to the deletion/destruction of data, income loss, regulatory authority fines, and similar costs associated with cyber extortion.

Turkcell Sigorta

In June 2018, the insurance agency Turkcell Sigorta was incorporated as a subsidiary of Financell in order to offer various insurance products.

Turkcell Sigorta provides a wide variety of insurance products, including non-life (property insurance, electronic devices, errors and omissions, machinery breakdown, employers’ liability, political violence, third party liability, directors and officer’s liability) motor insurance to Turkcell Group and its employees. Turkcell Sigorta also provides insurance products to customers via its agreements with insurance companies like Turkcell Dijital Sigorta, Zurich and BNP Paribas Cardif, such as device protection, bill protection, travel health and personal accident insurance.

Turkcell Odeme (“Paycell”)

Turkcell Odeme became operational as of March 2015 presenting users with a convenient mobile payment solution and offering a streamlined experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions for both merchants and consumers.

In August 2016, Turkcell Odeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Turkiye, holding this license. With its brand “Paycell,” Turkcell Odeme has expanded its merchant network by implementing easy and secure payment methods, both online and in stores, in new areas such as mobile app stores, restaurant chains, parking lots, transportation services, physical goods and airport fast track services. Paycell makes life easier for customers by offering direct carrier billing (Pay Later), money transfer, payment services and wallet, as well as the Paycell debit card. Paycell also provides merchants a QR based payment alternative, and mobile and virtual POS solutions.

We have been increasing our financial marketplace with investment products and consumer loans, in line with our targets. Paycell users are able to buy, keep or sell precious metals or stocks (that are listed in Nasdaq, NYSE and BIST) using the app. On the credit side, we made collaborations for both cash loan and consumer finance. Users can easily access cash loans via our partner banks within the Paycell app. Finally, we launched Paycell Shopping Limit, a consumer finance product that enables consumers to make their purchases in installments up to 36 months. Paycell and Financell have joined forces for these products. We intend to extend our product portfolio by (i) integration to the QR payment infrastructure which will allow QR payments to be used nationwide, (ii) increasing the amount of digital partnerships that will in turn lead to an increase in the amount of digital content offered in the Paycell application.

Having received an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments through the Paycell application. In December 2017, Paycell entered into a five-year contract with Visa to issue prepaid cards and the contract was revised in 2021, to expire in 2026, with additional incentives. Furthermore, in November 2020, we entered into a 6-year contract with Mastercard, valid through April 2021 to April 2027, to issue prepaid cards. The business has continued its growth through the addition of new features including peer to peer money transfer, expanded merchant integrations and the rising penetration of Paycell prepaid cards. Paycell has expanded its presence in the prepaid card industry beyond B2C solutions. Through its corporate stance and proven record of successful deliveries on its agreements with various business partners, Paycell has managed to penetrate into the B2B card solutions.

Paycell was one of the very first payment and electronic money institutions to join the FAST project, operated by the CBRT, in November 2023. The FAST (Instant and Continuous Transfer of Funds) system allows for instant, 7/24 money transfers within seconds to and from other participants in the system. With this project, Paycell customers now have their own IBANs assigned to their Paycell accounts and can make much faster and easier money transfers to financial institutions that support FAST. Additionally, Paycell has integrated with the Easy Addressing System, simplifying money transfer to these IBANs within Paycell or to IBANs that have been linked with an Easy Address at another financial institution without having to remember the IBAN information. In this manner, Paycell has strengthened its competitive advantage by offering its customers speed and convenience in money transfers.

In 2022, Paycell introduced new products for consumers such as game tokens, and other digital content in the app marketplace, enhanced its money transfer options by granting 24/7 money transfer capability and implementing P2P and utility payment options to BiP. In addition, the financial marketplace in the Paycell app was enhanced with investment products, cash loans and consumer finance products through collaborations with other fintechs, banks and Financell. On the merchant front, Paycell introduced a commercial card for commercial payments and expanded on Android POS, virtual POS, Vitrin (an e-commerce solution), Payment Link products. Virtual POS cooperation with Turkiye’s leading marketplace Trendyol is aimed at deepening and expanding Paycell’s marketshare. Paycell’s strategic brand management team creates a single station where Paycell users find all their needs by offering qualified and differentiated payment products such as Pay Later, Paycell Shopping Limit and Paye, alongside cooperation leading popular brands of Turkiye like Hepsiburada, Defacto, LCW, ETSTur etc in a deep ecosystem.

Paycell took its first step toward globalization in October 2017 by launching direct carrier billing services in the Turkish Republic of Northern Cyprus. In 2018, Paycell launched e-money and local currency transfer services in Ukraine, allowing Ukrainian customers to make digital payments. E-money licenses have been halted due to the war. Paycell has therefore changed its strategy to operate as a fintech platform to avoid additional capital expenses. Airtime based Micro Payment services were provided in 2023. Paycell Northern Cyprus’ digital wallet application was launched in July 2023. In addition, in order to provide international money transfer and payment services in European Union countries, Turkcell Europe GmBH shares were transferred to Paycell and Paycell Europe opened its first European Office in Stuttgart, Germany. Paycell started providing international money transfer in European Union countries and the UK starting from February 2023, in partnership with Paytop. Moreover, Paycell Europe started collaborating with German BaaS’ (Banking as a Service) and EMIs (Electronic Money Institution), an embedded finance platform serving in Germany. In the German market, servicing as a financial platform with online onboarding, local German IBAN and debit cards and investment products are intended to be the key points of Paycell’s plan. As part of the collaboration, we are working on an embedded finance platform which is aimed to go live in 2025. In order to provide its own services, Paycell Europe is evaluating whether to obtain a license from Germany’s BaFin to prevent licensed partner dependency in the long term.

As of December 31, 2023, Paycell had 8.0 million three-month active users. The Paycell app has been downloaded 25.3 million times to date. The Paycell prepaid card reached 765 thousand three-month active users. Paycell mobile payments three-month active users reached 6.0 million. The total transaction volume through Paycell reached TRY 65.6 billion in 2023 (not restated for IAS 29).

In 2022, in conjunction with its plans to expand and grow in domestic and foreign market, Paycell started the process of inviting a strategic partner to own a minority stake in the company, with J.P. Morgan Chase Securities PLC being authorized to lead the process. We received interest from various parties. Due to macro-economic and geopolitical developments as well as the pressure on global technological asset valuations, we are not currently actively pursuing this process, although we remain open to opportunistic possibilities, depending on market conditions.

Turkcell Enerji

Turkcell Enerji, a 100%-owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader in the transformation of energy markets in Turkiye through digitalized, decentralized and decarbonized solutions. Turkcell Enerji owns an electricity supply license, issued by the Energy Market Regulatory Board (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity. Turkcell Enerji supplies electricity to eligible residential, commercial and industrial customers in Turkiye. In 2020, Turkcell Enerji completed solar rooftop projects for renewable power generation at selected Turkcell Group buildings and data centers.

Turkcell Enerji acquired the entire shares of Boyut Enerji by means of a share transfer completed on August 18, 2021. Boyut Enerji owns Karadag Wind Power Plant located in Izmir, Turkiye, which has an 18MW mechanical installed capacity. An application for capacity extension has been submitted to EMRA for the Karadag Wind Power Plant. When and if the application is approved, the total capacity is expected to increase to 27.6 MW. The plant commenced operations in 2016 and holds a license that will expire in 2057, and has a state purchase guarantee until the end of 2026.

As of 2023, Turkcell Enerji continued to carry out the project of commissioning solar power plants with a total capacity of 300 MW until the end of 2025 for self-consumption. We intend to continue our focus on renewable energy with large-scale projects and investments.

Lifecell Ventures

Lifecell Ventures is a 100% subsidiary of Turkcell incorporated in the Netherlands.

In line with Turkcell Group’s strategic priority of monetizing its digital services, Lifecell Ventures is responsible for delivering our digital services and solutions to the global markets and expanding Turkcell Group’s footprint by launching new offerings, accelerating the company’s owned OTT activities, growing current services and making strategic alliances with other operators. Lifecell Ventures uses technology to provide a digital experience to consumers worldwide and enable telecom operators to compete effectively by offering digital communications, entertainment, music, TV, transactional and e-commerce applications as well as real time action-based marketing solution. Lifecell Ventures’ business model is based on charging for implementation, support, maintenance, revenue sharing and license fees for the provision of digital service technology and know-how to other operators with re-branding option. Lifecell Ventures has the ambition of contributing to taking telecoms to the “next level,” which is a more digital service focus, rather than being an infrastructure company.

Lifecell Ventures launched the first international digital solution partnership with BiP and lifebox services at Moldcell, the Eastern European operator under a revenue sharing model. In 2022, Lifecell Ventures also signed a cooperation agreement with Beeline Georgia to launch the Lifebox personal cloud storage platform, with a revenue share model. Within the scope of the digital solutions partnerships between Lifecell Ventures and Moldcell and BTL, Lifecell Ventures has been focused on conducting the existing digital services and solutions and contributing to the new service needs of the current markets.

Atmosware Teknoloji

Atmosware Teknoloji, which is fully owned by Turkcell, was incorporated with a capital of TRY 5 million on October 8, 2021. Atmosware Teknoloji focuses on developing software products and services, training software developers and aims to serve our Company and its subsidiaries and third parties both in Turkiye and other countries.

In addition to the aforementioned international and domestic subsidiaries, through 2019 and 2020, we established individual companies for our digital services, namely Yaani Digital, BiP Digital, Bip Iletisim, Lifecell Digital, Lifecell Bulut, Lifecell Muzik, Lifecell TV and Lifecell Dijital Servisler to provide management flexibility and allow for potential strategic moves in the medium term.

Equity Accounted Investments

Turkiye’nin Otomobili Girisim Grubu Sanayi ve Ticaret A.S. (“Togg”)

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol, followed by the signing of the Shareholders Agreement on May 31, 2018, indicating Turkcell’s intention to contribute to “Turkiye’s Automobile Project.” The agreement aimed to establish a framework for designing, developing, and manufacturing electric and connected cars, creating a mobility ecosystem, and forming a local company to manage intellectual and industrial property rights.

On June 25, 2018, Togg was incorporated, with Turkcell holding a 19% stake among the six founding partners. On June 1, 2021, founding shareholder Kok Ulasim Tasimacilik A.S. exited, resulting in equal shareholding among AG Anadolu Grubu Holding A.S., BMC Otomotiv Sanayi ve Ticaret A.S., Vestel Elektronik Sanayi ve Ticaret A.S., and Turkcell (through its subsidiary Turkcell Gayrimenkul), each with a 23% stake. Turkiye Odalar ve Borsalar Birligi holds 8%.

Togg Europe GmbH, a 100% stakeholder of Togg, was established as the Europe User Research Center in Stuttgart within the de:Hub, a German innovation center, on May 19, 2021. On September 27, 2021, Siro Silk Road Temiz Enerji Depolama Teknolojileri Sanayi ve Ticaret A.S. (“Siro”) was established by Togg and Farasis Energy to develop energy storage solutions. On December 1, 2021, Trugo Akilli Sarj Cozumleri Sanayi ve Ticaret A.S., a wholly-owned subsidiary of Togg, was established to develop EV charging solutions in Turkiye.

The construction of the production facility in Gemlik, Bursa, commenced in July 2020, and mass production officially started on October 29, 2022. The unveiling of Togg’s C-SUV model (T10X) and C-Sedan model occurred on December 27, 2019, marking the first models in the product portfolio.

Togg and Paycell established a strategic partnership for the Togg wallet product and launched it in March 2023. Thus, customers became able to make payments via the Togg wallet to purchase the vehicle.

Togg initiated pre-orders for its C-SUV model, the T10X, in February 2023, and deliveries started in April 2023. As of the end of 2023, a total of 19,583 T10X units have been delivered to their owners. Thanks to strong demand and sales performance, Togg has become the leader in the Turkish electric vehicles market, based on sales, according to the Automotive Distributors’ and Mobility Association.

Sofra

Sofra, in which Turkcell indirectly holds a 66.6% stake, was incorporated on July 24, 2018. Posta ve Telgraf Teskilati A.S., the Turkish postal services company, acts as shareholder together with our subsidiary Turkcell Odeme, which acquired an additional 33.3% share of Sofra in August 3, 2023 from Belbim Elektronik Para ve Odeme Hizmetleri A.S., a subsidiary of the Municipality of Istanbul, for TRY 762,690 (not restated for IAS 29), by exercising its pre-emption right pursuant to the existing Shareholders Agreement. Sofra offers meal cards issued under the “PAYE Card” brand, enabling personnel of customers to conveniently purchase food at member merchants. At the end of 2023, PAYE Card had 33.5 thousand active cardholders with services at around 19 thousand merchants. PAYE Card also has a virtual card feature which enables consumers to pay with QR at selected chain stores.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfi,” “Foundation”) was founded by our Company on October 11, 2018 in Turkiye. The Foundation is a not-for-profit organization that intends to reduce the public burden of the state by contributing to projects and charities that will meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. The board of directors of the Foundation consists of five members, all of which have been appointed from among the high or senior level executives of Turkcell.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue in order to pursue our strategy for growth by participating in those opportunities meeting our criteria. We may pursue inorganic growth opportunities both in Turkiye and in countries where we are already present with a controlling stake in order to leverage our experience and technological base. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships, and that may be in the area of mobile or fixed telecommunications and services. We may also evaluate network sharing opportunities and participate in joint infrastructure companies within Turkiye. We will evaluate the opportunities of marketing the portfolio of our digital services in international markets to increase the users and our revenues from these services. We could also be interested in the acquisition of additional renewable energy production assets in accordance with Turkcell Group’s target of becoming a company meeting its electricity needs from eco-friendly resources.

We have participated in the establishment of Turkcell New Technologies Venture Capital Investment Fund, on March 7, 2022. The fund’s commitment is TRY 500 million. Its aim is to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies to reach their growth targets. Moreover, the goal is to create strategic and financial benefits, and accordingly long-term value for our Company, through the synergies to be generated by these ventures. From its establishment to year-end 2023, our Company has invested around TRY 355 million (not restated for IAS 29) through our fund, for which our company has no binding obligation to contribute further capital. Turkcell New Technologies Venture Capital Investment Fund has invested in refurbished smartphones and electronics firm Easycep and Mobilfon, cyber security firms (namely Procenne Teknoloji A.S. and Barikat Internet Guvenligi Bilisim Ticaret A.S.), mobile game producer Passion Punch along with machine learning company Kuartis and other venture capital investment funds. Our fund has also invested in the information technology firm W3 Labs Yeni Teknolojiler A.S. and in the health technologies vertical via other venture capital investment funds. In 2023, the technology-oriented company, Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. was established by the Turkcell New Technologies Venture Capital Investment Fund. Future minority stake investments in companies that are active in high tech sectors such as cyber security, fintech, artificial intelligence etc. can be realized through the fund.

XI. Sustainability

Sustainability Strategy

Innovation and technology are the core catalysts of sustainable development, a key objective of our current world. Technological solutions make it possible to give an effective response to social, economic, environmental and managerial problems. Thanks to technology, we can reduce our environmental impact by efficient use of resources, increase social and economic inclusivity, and develop transparent, accountable and responsible practices that our stakeholders expect. In this scope, mobile communication and digital technology applications play a major role in creating the infrastructure of sustainable development. Since we operate on a broad value chain that expands from mobile communication to digital applications, we aim to play a leading role in our operation geography also with our sustainable integrated value model, as we do in every field. Accordingly, we listen to our stakeholders at every opportunity to learn about their expectations, support sustainable development with the solutions we develop by following international trends and good practices, and strengthen our leading position in the sector with our effective and profitable business model that creates long-term value for our stakeholders.

We follow a sustainability strategy aimed at producing a positive impact in the short, medium and long term by combining the potential of our sector, the agility of our organization and our superior digital service experience with sectoral risk and opportunity parameters and Sustainable Development Goals. We periodically measure the outputs of this strategy and update our position when necessary.

The Positive Imprint in Sustainability Strategy consists of three main axes:

●	Inclusive Positive Imprint: we aim to provide equal opportunities in our workplace, products and services, and in our social sphere of influence, to include all segments of the society, support the state of being good in the digital world and to “not leave anyone behind” in social, economic and cultural development.
●	Positive Imprint to Our Business: we aim to develop a strong business model that is shaped by the principles of transparency, accountability and business ethics throughout our value chain where sustainability risks and opportunities are effectively managed.

●	Positive Imprint to Environment: we aim to manage our environmental impacts, protect natural life and play a leading role in tackling environmental problems, especially climate change. Renewable energy, decarbonisation and circular economy are our major focus areas in this axis.

Sustainability Governance and Committees

Turkcell’s Board of Directors is the highest body for the Company’s overall sustainability strategy. Represented by directors of various functions, Turkcell’s Sustainability Committee plans the activities regarding the identification and realization of short and long-term action plans in accordance with environmental, social and governance policies, identification of material sustainability issues, risks and opportunities, and production of performance on these issue matters.

The committee reports the obtained outcomes to the Board of Directors through the Integrated Value Creation Committee. Studies to improve performance in identified areas are implemented by project teams formed with the participation of Company executives who are included according to their expertise.

The Integrated Value Creation Committee and the Sustainability Committee are also responsible for evaluating the performance results compiled and for reporting both to the Board of Directors and all our stakeholders via our Integrated Annual Report. Corporate Communication and Sustainability Department coordinates and plans activities for the management of our environmental impacts, primarily climate change. In addition, all senior executives have individual objectives in the fields of environment and climate, and these objectives are monitored on the basis of KPIs.

Methodology

An important part of the analysis of our sustainability performance with internationally accepted methodologies are the evaluations made within the scope of sustainability indices and evaluation systems. In this scope, we provide information to the MSCI ESG Index, Borsa Istanbul Sustainability Index, and CDP Climate Change Reporting every year. We submitted our commitment letter to the Science-Based Targets Initiative (“SBTi”) in order to bring our commitment to combating climate change to a systematic and rational framework. We got approval from SBTi of our GHG emission reduction targets. In this context, we aim to reduce our absolute Scope 1 and 2 greenhouse gas emissions by 50.47% by 2030 compared to 2020 base year emissions. We aim to reduce our absolute Scope 3 greenhouse gas emissions by 25% compared to the base year of 2020.

Under the responsible management approach, Turkcell manages environmental risks arising from its operations in accordance with international standards. In this context, the company aims to improve resource efficiency, environmental protection, and the development of natural resources by taking measures, particularly with regards to mitigating the effects of climate change. Through these implementations, Turkcell reduces its environmental impact while enhancing the business value of the resulting resource efficiency. Efforts are underway in areas such as energy and water resource efficiency, waste management, circular economy practices, and responsible value chain applications.

In line with this, Turkcell considers the risks and opportunities arising from climate change in its corporate policies and strategies, as well as its planning processes related to operational and service development. Turkcell closely follows those elements among its operations that may have an affect over climate, including energy consumption and greenhouse gas emissions.

As the telecommunication sector uses electricity intensively, at Turkcell, we take energy consumption seriously and manage it according to international system standards, such as ISO 50001. The energy consumption points are continuously monitored and efforts are made to increase energy efficiency with the measures taken. As of 2021, Turkcell has started supplying all its electricity from certified renewable sources, and investing in renewable energy in line with the goal of achieving net zero operations by 2050.

XII.Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of December 31, 2023, we believe that certain of our business activities in 2023, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA. The data provided in this section have not been restated for IAS 29.

During the year ended December 31, 2023, Turkcell had international roaming relationships with the following companies in Iran: Mobile Telecommunication Company of Iran, Irancell Telecommunications Services Company (“MTN Irancell”), Gostaresh Ertebatat Taliya PJS (“Taliya”) and Rightel Communication Services Company PJS (“Rightel”). Turkcell had gross revenues of approximately TRY 15.5 million and net profits of approximately TRY 8.9 million attributable to these agreements during the year ended December 31, 2023.

During the year ended December 31, 2023, lifecell had international roaming relationships with the following companies in Iran and Syria: MTN Irancell, Rightel, Syriatel and MTN Syria. For these four companies all inbound services were suspended from December 1, 2023. lifecell also has an international roaming agreement with Taliya though the roaming services have not been launched yet. For telecommunication businesses in Syria, lifecell had net losses of approximately EUR 182 attributable to these agreements. For telecommunication businesses in Iran, lifecell had net losses of approximately USD 11,555 attributable to these agreements.

Turkcell has developed several digital services such as BiP, Dergilik, fizy, lifebox, TV+ etc. which are available for download free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2023, gross revenues attributable to these agreements were approximately EUR 485 thousand and net profits were approximately EUR 146 thousand. Turkcell Superonline provided transit IP and leased line services through network interface agreements with Teleka Maedeh Co. (Telecom Idea). During the year ended December 31, 2023, gross revenues attributable to these agreements were approximately EUR 590 thousand, and net profits were approximately EUR 118 thousand.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. One of our major shareholders TWF has indicated that, although they do not have a business relationship or investments in Iran or Syria, as publicly reported, in accordance with the terms of the natural gas sale and purchase agreement from 1996 between the Republic of Turkiye and Iran, Boru Hatlari ile Petrol Tasima AS, a wholly-owned entity of TWF, has been importing natural gas from Iran to the Republic of Turkiye since December 10, 2001 following the completion of the pipeline connection between the two countries. TWF has also indicated that T.C. Ziraat Bankasi AS (“Ziraat Bankasi”), a wholly owned entity of TWF, closed its representation office in Tehran, Iran, in 2023. In addition, Letterone Investment Holdings S.A. which has an indirect economic interest in our shareholder IMTIS Holdings has indicated that one of its subsidiaries, Remedica Limited, have contracts with non-government organizations in Syria and Iran via well known, reputable global pharmaceutical companies.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued general licenses authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2024.

XIII.Regulation of the Turkish Telecommunications Industry

The data provided in this section have not been restated for IAS 29.

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

According to the Authorization Regulation, the validity periods of authorizations granted via notification and those granted with usage rights may be granted for up to 15 years. Also, the ICTA can determine authorization validity and sufficiency control periods as three, seven or 15 years.

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

This law mandates that all operators designated to provide universal services, except for those obligated to pay Treasury Share, must pay 1% of their annual net sales revenue towards the universal service fund, while operators that are liable to pay Treasury Share must pay 10% of the Treasury share amount to the ICTA as universal service contribution. The General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Turk Telekom and the GSM operators are currently designated as universal services providers.

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

Telegraph and Telephone Law No. 406 (the “Telegraph and Telephone Law”) has also been amended such that in the event that the treasury share is not paid in full in the given period, the ICTA may impose a penalty in the amount of the incomplete or unpaid treasury share.

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

In the Mobile Access and Call Origination Market only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market has been deregulated and Turkcell’s SMP designation was removed. For additional details and further steps regarding Turkcell’s SMP designation, see “—t. Access and Interconnection Regulation.”

Regarding the fixed broadband markets, in 2019, the ICTA finalized “The Wholesale Central and Local Market Analysis.” By its Board decision dated December 31, 2019, the ICTA decided to designate solely Turk Telekom as an SMP for both markets. Access to fiber products, (Fiber Bitstream, Virtual Unbundling of Local Access (“VULA”) and margin squeeze obligations are also imposed on Turk Telekom in addition to its current obligations. As a result of being SMP operator in relevant markets, Turk Telekom was obliged to publish reference offers. Turk Telekom’s Reference IP Bitstream Offer has been published. However, Turk Telekom was allowed until June 30, 2024, to complete the necessary technical improvements. Currently, the updating process is still ongoing for Turk Telekom’s other reference offers (Ethernet Bitstream, VULA, Local Loop Unbundling (“LLU”), Facility Sharing and Dark Fiber, Co-location and Building Access) in which terms and conditions are defined.

Based on the wholesale fixed local and central access market analysis published in 2019, Turk Telekom is obligated to offer copper and fiber access products. ICTA has determined that Turk Telekom may decommission all networks relying on copper infrastructure (copper switch-off) in FTTH deployed locations. After issuing Building and Subscriber Notifications to the Internet Service Providers indicating that Turk Telekom’s fiber access is available on the premises, Turk Telekom will no longer fulfill new copper access or relocation requests. Turk Telekom may terminate copper-based access products 90 days after the Service Termination Notification is issued to internet service providers.

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

In 2018, there was an amendment to the aforementioned regulation which introduced a new provision addressing “natural persons” and “private legal entities which are not operators” under the Electronic Communications Law. According to the new provision, entities (including “natural persons” and “private legal entities which are not operators”) who fail to comply with the obligations determined by the ICTA regarding national cyber security activities and protective measures against cyber-attacks, or fail to implement the measures taken by the ICTA, will be subject to administrative fines.

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

(10)

Operators should apply to the ICTA with the necessary information and documents for authorization by December 31, 2023. Within the scope of these applications, the ICTA will control sufficiency for all operators and the authorizations of the operators who do not apply to the ICTA within the period will be cancelled. Applications were made within the specified time period for the Turkcell Group companies impacted by this regulation: Turkcell Superonline and Global Tower.

g.Regulation on Mobile Number Portability

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational since the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of MNP, we do, however, believe that our rights under our license agreement should remain protected or, where they are violated, that we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision. The Court rejected Turkcell’s request of the correction of the decision. Turkcell made an individual application before the Constitutional Court, against the respective decision. The Constitutional Court held that the claim regarding the violation of the property right was acceptable and that the property right was violated and decided to send a copy of the decision to the 13th Chamber of the Council of State for a retrial in order to eliminate the consequences of the violation of the property right. This decision was published in the Official Gazette dated April 19, 2023. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

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

h.Regulation on Security of Network and Information in Electronic Communications Sector

In 2008, the ICTA published the “Regulation on Security of Electronic Communication,” which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threats or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkiye to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkiye. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. ISO/IEC 27001:2013 certification is regularly renewed every year. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communications Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

i.Presidency Circular on Information and Communication Security Measures

The Presidency Circular on Information and Communication Security Measures dated July 6, 2019 (the “Circular”), aims to ensure the security of critical data, which may threaten national security or lead to the deterioration of the public order when the data privacy, integrity and accessibility are impaired. Pursuant to the Circular, the Presidential Office for Digital Transformation published an “Information and Communication Security Guide,” on July 27, 2020, which sets out the information and communication security measures to be followed by public institutions as well as the enterprises providing critical infrastructure services which includes telecommunication operators. The guide covers measures and related activities to be carried out by public institutions and concerned enterprises to ensure the security of their asset groups, applications and technology in accordance with degree of criticality, i.e. basic, medium and advanced. Accordingly, telecommunication companies shall determine the degree of criticality of their assets and draw a roadmap to implement effectively the concerned measures, for asset groups with advanced criticality level in two years. The guide is expected to be updated periodically, and to be published on the website of the Presidential Office for Digital Transformation.

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

j.Turkish Competition Law and the Competition Authority

In 1997, the Competition Law (No. 4054) (the “Competition Law”) established a competition board (the “Competition Board”). The Competition Board consists of seven members who are appointed for a term of four years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

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

m.Zoning Law and Construction Certificate Requirement of Base Stations

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

Legislative work has been done to fill the legal gap caused by the annulment decision of the Supreme Court. The amendments adopted in the Zoning Law have entered into force as of November 17, 2020. With these amendments, three segments were designated according to the characteristics of electronic and communication systems: (i) the masts and towers higher than 15 meters became subject to a license, and (ii) (a) the masts and towers lower than 15 meters and (b) the masts and towers lower than 10 meters on the rooftops became subject to obtaining a permission. A Site Selection Certificate was still to be obtained prior to the license/permit applications. Masts and towers over 15 meters that were established and/or were to be established on the parcels and land, were to be specified in the 1/1000-scale implementary zoning plan; however, it was not required for the other types of BTS’s. There was no license and permission requirement for the stations established between July 2, 2004 and October 1, 2009. It was mandatory for stations established before July 2, 2004 and between October 1, 2009 and November 17, 2020 to apply within a year and the necessary documents within three years. The fines imposed on electronic communication stations established before November 17, 2020 were to be voided, and demolition decisions were not to be applied.

However, these legal provisions were examined by the Constitutional Court and, with its decision dated June 1, 2023, it was decided that the process regarding the permits to be obtained for the stations to be established on the building, the phrase “permit” in the paragraph regulating the processes related to the stations established before the amendment of the law, the exemption regulation for stations established between 2004 and 2009, and the law article regarding the non-implementation of demolition decisions regarding stations established before the amendment of the law, were cancelled. The rest of the provisions from the Zoning Law remain in effect. It is expected that the legislator will make new regulations to address the current lack of applicable provisions governing these issues, however, Turkcell cannot predict when, and if, any such legislative actions will be taken.

n.Regulation on the Internet

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

o.GSM Licensing in Turkiye

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

p.Our GSM License Agreement

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

Terms and Conditions

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years until 2023.

We paid a license fee of USD 500 million to the Turkish Treasury upon the effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT, as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. Since January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share was later revised as of December 31, 2017 by law numbered 7061 which is published at the Official Gazette on December 5, 2017 and consequently, the following are not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

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

At the end of the initial term, we applied to the ICTA to extend the GSM license period. Following our application to the ICTA for the extension of our spectrum usage rights in 900 MHz band and our GSM license, ICTA notified Turkcell on March 31, 2023 in writing that it was resolved to extend the term of both within the framework of “Procedures and Principles for Defining the Term Extension Conditions of the GSM Concession Agreements and the GSM 1800 Concession Agreement” until April 30, 2029. The Council of State is expected to give its opinion on renewing the 2G Concession Agreement, as Article 155 of the Turkish Constitution requires. However, the extension of the 2G Concession Agreement has already been implemented, so we believe that it is unlikely that the Council of State will issue a negative opinion. At the end of the new term, we would again have the ability to renew the license, subject to the approval of the ICTA, provided that we apply between 24 months and six months before the end of the license.

Coverage

Our GSM (2G) license requires that we meet coverage and technical criteria. We had to attain coverage of 50% of the population of Turkiye (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkiye (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most twenty areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. We met and surpassed all coverage obligations before their due dates.

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

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Moreover, we must meet the standards that the ICTA imposes under “Regulation on Quality of Service in the Electronic Communications Sector.”

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs (price caps). Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Commerce minus 3% of the Turkish Consumer Price Index announced by the Ministry of Commerce. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar or inflation, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations or inflation, this could have a material adverse effect on our business, consolidated financial condition, results of operations and/or liquidity. The maximum tariffs set by the ICTA may constitute the highest rates we may charge for the services included in these customized service packages. Please refer to the Mobile Retail Price Cap section under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the approved price caps for voice and SMS.

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

q.License Suspension and Termination

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

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. At the end of the initial term in 2023, we applied to the ICTA to extend the GSM license period. Following our application to the ICTA for the extension of our spectrum usage rights in 900 MHz band and our GSM license, ICTA notified Turkcell on March 31, 2023 in writing that it was resolved to extend the term of both within the framework of “Procedures and Principles for Defining the Term Extension Conditions of the GSM Concession Agreements and the GSM 1800 Concession Agreement” until April 30, 2029. The Council of State is expected to give its opinion on renewing the 2G Concession Agreement, as Article 155 of the Turkish Constitution requires. However, the extension of the 2G Concession Agreement has already been implemented, so we believe that it is unlikely that the Council of State will issue a negative opinion. At the end of the new term, we would again have the ability to renew the license, subject to the approval of the ICTA, provided that we apply between 24 months and six months before the end of the license.

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

i.Authorization of 3G License

In 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A-type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009 and then the agreement was renewed and resigned in February 2016 with small amendments which do not change the core of the service. The license agreement has a term of 20 years, until April 2029.

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

r.IMT Authorization

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

(a)	must achieve population coverage of 95% of the population of Turkiye and coverage of 90% of the population within 81 provinces and 973 sub provinces within eight years,
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

While building its infrastructure for 4.5G networks, Turkcell, as well as its competitors, is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Turkiye. The local network related hardware purchase requirement is defined over three periods: 30% for the first year, 40% for the second year and 45% for the third and subsequent years, in addition 30% for the average of the first four-year period (2015-2019) and 40% for the average of the second four-year periods (2019-2023). Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the requirement. In accordance with the regulation, operators have requested the removal of this requirement for eight annual reporting periods, between 2015 and 2023, and the average of the first two four-year period containing 2015-2019 and 2020-2023 (the Company has fulfilled 45% of its purchase obligations for the period 2022 and 56% for the 2023 period). However, operators’ requests to waive this requirement for the reporting periods between 2013-2021 and the average of the first four-year period have been rejected by the ICTA; in this context, administrative fines, amounting to TRY 95.5 million in total (not restated for IAS 29) were applied to the Company for three periods between 2013 and 2018. All the lawsuit processes for the cancellation of these administrative fines are ongoing. Additionally, administrative fines may also be applied for not meeting the requirements of 2018-2021 reporting periods and the average of the first four-year reporting periods. This also may result in material adverse effects on our financial results.

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

Besides, with the ICTA Board Decision dated November 16, 2021 and published on January 13, 2022, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks in a way to expand the local product obligations in the 4.5G authorization agreement.” Amended regulation requires, the share of equipment purchased from a single supplier within an investment period not to exceed 50% of the total investments and the operators to inform the ICTA and comply with the Board decisions before the investments to be made regarding the critical network elements.

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

s.Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our subsidiaries BeST, lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. lifecell also holds 4G license, and Kibris Telekom has also obtained 4G and 5G licenses and Internet Services Provider and infrastructure establishment and operation licenses. If lifecell, BeST and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Digital, Lifecell Muzik and Lifecell TV have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

i. Ukraine License Agreement

As of December 31, 2023, lifecell owns nine activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven public switching telephone networks (“PSTN”) licenses for seven regions in Ukraine. As of December 31, 2023, lifecell owns 22 frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay, which are regional and national. Additionally, lifecell holds a specific number range—three NDC codes for mobile network, 29 permissions on a number resource for short numbers, 10 permissions on a number resource for SS-7 codes (one national, five regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800.” In accordance with adopted amendments to the Law of Ukraine On Electronic Communications, the license or permit for number resource automatically continues to be valid during the period of martial law in Ukraine, including six months after its termination or cancellation.

According to the licenses, lifecell must adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electromagnetic emissions. Licenses require lifecell to inform authorities of the start/end of operations within four months and changes in the incorporation address within 30 days. Also, lifecell must present all the required documents for inspection by the NCEC by their request. The NCEC may suspend the operations of lifecell for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian State Centre of Radio Frequencies (will notify lifecell of the violations and will set a deadline for recovery. If the deadline is not met, the licenses may be terminated.

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

As per the Group’s Board of Directors’ decision dated December 20, 2023; a share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and UkrTower, which are the Group’s wholly owned subsidiaries. The sale remains subject to satisfaction of closing conditions. As of December 31, 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation.

ii. Belarus License Agreement

BeST owns a license for mobile services without technological limitations (mobile technology neutral), issued on August 28, 2008, for a period of 10 years. However, in accordance with the Edict of the President of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, BeST has coverage requirements for 2G and 3G networks. BeST had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company keeps working with the regulatory body regarding 2G license requirements and have applied for certain license requirement adjustments. We expect to have some regulatory changes in 2G mobile networks operations and those changes may eliminate coverage requirements in 2G network in the upcoming years. 3G related license requirements have been fulfilled.

Based on local legislation, 4G infrastructure can be built by JLLC beCloud only. BeST uses beCloud’s infrastructure to deliver LTE services for its customers.

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

t.Access and Interconnection Regulation

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

In accordance with Article 7 of the Electronic Communications Law, the ICTA may determine those operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators of SMP, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment.

As of January 1, 2020, the “Mobile Access and Call Origination Market” was deregulated and Turkcell’s SMP designation was removed.

On December 15, 2005, the ICTA designated Turkcell, Vodafone, and TT Mobil as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market,” and in subsequent years, based on market analysis decisions, the ICTA continued to designate three operators as holding significant market power in the “Mobile Call Termination Market.” On August 29, 2023 in relation to the “Mobile Call Termination Market Analysis” published in 2020, the ICTA decided to extend the validity period of the current market analysis for an additional three years, as evaluations indicated no significant changes in the relevant market conditions. As a result of the significant market power designation in the “Mobile Call Termination Market,” Turkcell, as well as TT Mobile and Vodafone, are required to provide interconnection services. Following the last Mobile Call Termination Market Analysis, dated September 23, 2020, the ICTA decided to remove the cost-based pricing obligation for SMS/MMS termination services. The latest ICTA decision regarding SMS termination rates (on mobile networks), dated December 14, 2021, updated, equalized and gradually increased SMS Termination Rates as of April 1, 2022 until January 1, 2024. SMS termination rates are to be determined commercially after January 1, 2024. If an agreement cannot be reached regarding such rates after January 1, 2024, operators can apply to the ICTA to request a reconciliation procedure. Commercial agreement procedures remain ongoing. MMS termination rates have been determined commercially since 2022. Please refer to the table under Interconnection Rates/Mobile Termination Rates section, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the approved MTRs.

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

The ICTA regulates FTRs as well, and designated Turk Telekom as having significant market power. As a result of the market analysis regarding Fixed Call Termination Market in December 2020, the ICTA decided to switch to IP-based next-generation network structure (from traditional Time-Division Multiplexing network) in interconnection services, thus adopted a single-stage fee structure and temporarily determined Turk Telekom’s IP interconnection rate as 1.71 kr/min until January 1, 2022. Then the ICTA has published a glide path for call termination rates for all fixed operators for the years 2022-2024. Please refer to the table under Interconnection Rates/Fixed Call Termination Rates section, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the approved termination rates.

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

i.Interconnection/Call Termination Agreements

Please refer to the tables under Interconnection/Mobile Call Termination Rates and Fixed Call Termination Rates section under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the effective termination rates in interconnection agreements.

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

iii.SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. Please refer to the table under SMS/MMS Termination Rates section, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the effective rates in SMS termination agreements.

As of December 31, 2021, operators which originate message services are obliged to establish direct interconnection with mobile network operators where the calls will be terminated in accordance with the ICTA Board Decision dated March 24, 2020.

iv.MVNO Agreement

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020. If neither party submits a request for termination three months before the expiration date, the agreement automatically renews for an additional one-year term with the same terms and conditions. The scope of the agreement is wholesale mobile communication services including data, voice and SMS. Wholesale data rates were determined by the ICTA as a result of the conciliation process carried out and were added to the contract. Netgsm has been offering consumer and enterprise mobile bundle tariffs in the local market.

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

u.Regulation on Co-Location and Facility Sharing

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

On December 6, 2016, the ICTA published “The Regulation on the Procedures and Principles of Sharing of Cellular System Antenna Installations and Radio Access Networks.” According to this Regulation:

●	The number of sharing types has increased. The terms and conditions of sharing on highways, railways and within tunnels is now a separate section.

●	In regions where the population is lower than 10,000, if an operator is unable to use the antenna installations built by another operator before the IMT licensing, the operator must notify the ICTA about the situation and the ICTA may let the operator build a new antenna installation. This operator is obliged to make an installation facilitating the sharing by all types with at least two other operators. The operator cannot turn down any sharing requests involving installations set up after IMT licensing in motorways, high speed and very high-speed railways, dual carriage highways, tunnels and conventional railways, except for indoor installations.
●	In regions where the population is higher than 10,000 at the time of application to ICTA to build a new installation, provided that there are no physical, technical, administrative and legal barriers, the operator is obliged to offer the types of sharing to the maximum extent possible.
●	In regions where the population is lower than 10,000, except indoor installations, new antenna installations which were established between the date of the IMT authorization and the issue date of this regulation, all settlements and motorways, high speed and very high-speed railways, dual carriage highways, tunnels and conventional railways must be brought in line with the conditions set by this Regulation.

In the 4.5G authorization document, in provinces with a population of less than ten thousand and at sites to cover highways, dual carriageways and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on compliance with international standards. The ICTA may oblige operators to buy and use locally produced products, independent of quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could adversely affect our customer experience.

Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published in the Official Gazette dated December 27, 2012. As per this regulation; all providers must prioritize facility sharing and co-location in their investments which mandates operators to check if there is any available infrastructure exists or not for the planned route. If it is determined that there is another operator’s infrastructure on the planned route, the use of this infrastructure should be prioritized, if possible. Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or and institutions. Since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Turkiye—Turk Telekom—to seek if Turk Telekom’s infrastructure is available to share for the operator-requested route and to perform the needed excavation work on their behalf (Turk Telekom’s reference offer public consultation process for facility sharing is still on-going, there is not existing agreed commercial offer for Turk Telekom’s infrastructure excavation work on the behalf of operators). After Turk Telekom’s rejection for infrastructure sharing, operators may ask for the right of way confirmation from the Ministry of Transportation and Infrastructure. Having the right of way confirmation, operators shall apply to the public authorities to get permission for the required excavation processes.

v.Regulation on Consumer Rights in the Electronic Communications Sector

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

The most recent framework for consumer protection is provided by the “Regulation on Consumer Rights in the Electronic Communications Sector,” which was published on October 28, 2017. This regulation abolishes other predating regulations on consumer protection. The Regulation imposes numerous obligations on operators with respect to transparency and informing consumers, the subscription process and the provision of services, tariffs and campaigns, contracts, charging and billing and the cancellation of subscriptions. An amendment to the Regulation has been made on January 18, 2022, seeking to align the regulation with “The Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector” and to impose new obligations on operators, including increasing the number of channels through which subscribers can apply to cancel their subscriptions and granting subscribers the right to cancel their subscriptions without paying a cancellation fee if the internet service quality does not meet the “Address-Based Internet Speed Test Criteria” (“Criteria”) – that will be determined by the ICTA when the regulation regarding the standards of Fixed Internet Service Quality is finalized. The effective date of the articles related to applicants’ identity verification processes was March 1, 2022 while the effective date of the other articles was December 31, 2022.

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

The ICTA has duties to ensure the safe use of Internet as well. The ICTA’s board decision dated August 22, 2011 obliged operators to offer the “Safe Internet Service” to requesting subscribers free of charge. The ICTA Decision dated June 8, 2021 mandated the “Safe Internet Service Family Profile,” which can restrict subscribers from accessing certain internet addresses and content, to be the default profile for new mobile and fixed subscriptions, unless otherwise requested by the subscriber, as of September 16, 2021.

The ICTA decision dated June 21, 2018 favoring subscribers with special needs, veterans, and widows/widowers and orphans of martyrs was published and came into effect on January 1, 2019. The decision requires operators that have more than 200 thousand subscribers to offer their services to these groups that are “in need of social support” at a 25% discount. The discount is to be offered upon proof of identity and the subscriber’s special need.

By means of a Board Decision the ICTA has decided that effective from March 3, 2023 the number of postpaid and prepaid individual lines should be limited to 15 per each Turkish citizen and three per each foreigner, while the number of “Prepaid and Postpaid Individual Lines” that can be provided to each person in the same month in total, by an authorized retailer should be limited to four.

w.Regulation on Data Privacy in the Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the processing of personal data and protection of privacy. Accordingly, the ICTA had published “Regulation Concerning the Processing of Personal Data and the Protection of Privacy in the Electronic Communications Sector,” of which a revised version has come into force on June 4, 2021.

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

x.Law on the Protection of Personal Data

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

In addition to the aforementioned by-law, on October 28, 2017 the Regulation Regarding the Deletion, Destruction and the Anonymization of Personal Data was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automated means and other than by automated means which form part of a data filing system. Furthermore, the Communiqué on Principles and Procedures to be Followed in Fulfillment of the Obligation to Inform and the Communiqué on Principles and Procedures for the Request to Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to the obligation to provide notice to data subjects and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not yet published the list of countries that have an adequate level of protection as of the date hereof.

Failure to comply with the Law may result in the imposition of administrative sanctions including fines up to TRY 9.4 million by DPA as of January 2024. The Company is carrying out a compliance program with regard to compliance matters arising from the Law and its secondary legislation, as well as the General Data Protection Regulation (“GDPR”) which applies to several products and services of our Company provided to data subjects who are in the European Union.

Additionally, under the GDPR, a Data Protection Officer (“DPO”) needs to be determined to represent obligated data controllers. Turkiye’s privacy legislation does not oblige data controllers to appoint a DPO, but Turkcell had appointed its new DPO in 2022, aiming to continue its effective and focused management in data protection. In an effort to establish a sustainable and digitized personal data management process, all processing activities have been reviewed and necessary technology investments were made in 2021. Such steps show the commitment of Turkcell to adopt extensive compliance practices and aim for best practices in all the jurisdictions where it does business.

Law No. 7499 on Amendment of the Code of Criminal Procedure and Certain Laws which includes critical amendments to The Law on the Protection of Personal Data has been published in the Official Gazette on March 12, 2024. Significant changes regarding the processing of sensitive personal data, cross-border transfers of personal data, administrative sanctions and legal remedies against administrative fines will take effect on June 1, 2024. This amendment introduces new revisions for cross-border transfers of personal data to align with the GDPR (“General Data Protection Regulation”). New provisions for cross-border transfers of personal data will be applicable after September 1, 2024. In the current de facto situation, cross-border transfers of personal data could only be possible with the explicit consent of the data subject, this has been replaced by a system where explicit consent is not mandatory. According to this new system, if there is an adequacy decision taken by the DPA, cross-border transfers of personal data are possible. If there is no adequacy decision, cross-border transfers of personal data is possible if appropriate safeguards are provided. If there is no adequacy decision or appropriate safeguards, cross-border transfer of personal data may be possible without explicit consent in some special cases. Details on the subject will be determined by secondary regulations to be announced by the DPA.

y.Regulation on Electronic Commerce

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

z.Registered Email Service Regulation

Registered Electronic Mail Service began in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

aa.Regulation on Refurbished Products

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

bb. Regulations Regarding the Southeastern Turkiye Earthquakes

The ICTA published the Board Decision entitled “Measures to be Taken Due to Earthquake Disaster” on February 14, 2023. According to this Decision:

●	Free services and additional benefits were to be provided, and bills were to be postponed for at least a month, for subscribers who had received mobile services or subscribers whose registered address or fixed service facility address was located, on February 6, 2023, in the provinces where a state of emergency was declared.
●	No fees were to be charged until May 8, 2023 for those subscribers for services including SIM card replacement, transfer of subscription, suspension of service, and address transfers, as well as for cancellation of contracts.
●	The subscriptions of those subscribers were not to be restricted or suspended for failure to top up or due to debts until March 6, 2023 and restricted/suspended lines were to be reactivated.
●	Temporary changes to subscriber processes including SIM card replacement, subscription transfer and number portability were to be made from February 6 to March 6, 2023 in order to benefit subscribers that did not have access to their identity cards.

On April 6, 2023, the “Presidential Decree on the Field of Electronic Communication and Water Structures Inspection Services under the State of Emergency” was published in the Official Gazette. The aim of this decree was to take certain measures in the field of electronic communication and water structures inspection services within the scope of the state of emergency that had been declared by the Presidential Decree No. 6785 dated February 8, 2023 and that was valid for three months. The decree implemented the following measures with respect to subscribers and services in the provinces where the state of emergency had been declared:

●	The initial special communication tax was waived on new mobile subscriptions established for those who had documented being affected by the Southeastern Turkiye Earthquakes.
●	Three-month pro rata radio license and usage fee was not charged from the current mobile subscriptions of subscribers.
●	Invoices issued by operators to subscribers who had documented being affected by the earthquakes were waived and the amount of the invoice considered as receivable for tax purposes.
●	In the service invoices issued with zero cost to subscribers who had documented being affected by the earthquakes, the imputed cost was regarded as zero and was not to be included in the tax base in the calculation of public receivables.

As of today, the above-mentioned articles are not in force as the state of emergency has been lifted.

An investigation was initiated against our Company in connection with the Southeastern Turkiye Earthquakes relating to our communications infrastructure. Within the scope of the investigation, several violations were identified by the Supervisory Board regarding our alleged failure to take necessary measures to ensure uninterrupted communication during disasters and emergencies. In the event that our defenses are not accepted, there is a risk of administrative fines being imposed on our Company.

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

ii.Communiqués on Management and Audit of Information Systems

The Communiqué on Information Systems Management of the CMB numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on January 5, 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

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

The Regulation on the Financial Leasing, Factoring, Financing and Saving Financing Companies Establishment and Operation Principle also regulates the duration of the loan and other financing principles. Although Financell has to abide by the BRSA’s regulations due to its financing license, it also has to abide by the CBRT’s regulation on loans and borrowings, the Personal Data Protection Law, as well as the Ministry of Trade’s regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

Turkcell Dijital Sigorta A.S.

Turkcell Dijital Sigorta’s main purpose is to act as an insurance company, and the company is mainly subject to the Insurance Law No. 5684. The objective of this law is to regulate the establishment and operating principles of insurance companies as well as the principals and procedures applicable to their relations with their clients. As the main regulatory body, the IPRSA (Insurance and Private Pension Regulation and Supervision Agency) supervises Turkcell Dijital Sigorta’s activities. Secondary legislation such as communiqués, sector announcements and general terms issued by the IPRSA also play an essential role in the activities of Turkcell Dijital Sigorta with license having been granted as of February 2023. Turkcell Dijital Sigorta has to abide by the Ministry of Trade’s regulations within the framework of consumer protection regulations in relation to insurance products intended to be sold to consumers. Under the insurance legislation; within the scope of the “Circular on Minimum Capital Amounts Envisioned for Insurance Branches” by the IPRSA decision, the minimum paid-in capital amounts required for insurance companies applying for a license after the publication date of the circular have been increased.

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

Paycell

Following the enactment of the law on payment and securities settlement systems, payment services and electronic money institutions no.6493, Paycell obtained the Payment Service Provider (PSP) licence in August 2016 from the BRSA, as well as an Electronic Money Issuer Licence in July 2017. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the CBRT. The CBRT has introduced new regulations regarding “open banking” as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). Paycell intends to apply for such licences in order to provide services that allow its customers to access their banking information, monitor their accounts across various financial institutions, and perform payment transactions through a single interface by directly integrating with other financial institutions.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021. With the regulation, open banking services have been defined and an application to open a banking license has been enabled. In addition, the Communiqué also fundamentally stipulates numerous regulations such as system continuity and security measures, incident management, outsource IT service procurement and data security obligations of institutions.

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of May 7, 2024.

●	On February 2, 2023, Turkcell Dijital Teknolojileri Ltd. was incorporated.

●	On July 10, 2023, all of the shares of Lifecell TV were acquired by Superonline through a partial demerger.

●	On August 18, 2023, our Company merged with our wholly owned subsidiary, Beltel via a facilitated procedure.

●	On August 3, 2023, an additional 33.3% stake in Sofra was acquired by Turkcell Odeme, which already held a 33.3% shareholding, from Belbim Elektronik Para ve Odeme Hizmetleri A.S.

●	On April 2, 2024, Board of Directors decided to liquidate Rehberlik A.S.

For information on the countries of incorporation of our key subsidiaries, see “—B. Business Overview.”

4.D Property, Plant and Equipment

As of December 31, 2023, we operated 79 facilities including network data centers, of which 57 were located in Turkiye, with the rest in the Turkish Republic of Northern Cyprus, Belarus and Ukraine.

We own and lease buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Turkiye and outside of Turkiye are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2023, we also had 185 owned and 1,132 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Turkiye.

For a further discussion of our facilities and equipment in the countries in which we operate and environmental issues relating to the use thereof, see “—B. Business Overview” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Environmental risks and climate change could significantly impact our businesses.”

I.Core Network Infrastructure

Our broadband core infrastructure consists of Evolved Packet Core systems for mobile access and Border Network Gateways for fixed access, which provide broadband mobility and connectivity to our customers. Mobile and fixed broadband infrastructure also consist of broadband network services. Mobile broadband core network is positioned in nine locations and fixed broadband core network is positioned in 11 locations all over Turkiye. We are growing our broadband network in line with increasing customer data demand on our telco cloud infrastructure to enable Turkcell to meet growing customer demand flexibility.

We have IP Multimedia Subsystem (“IMS”) network infrastructure located in four major network data centers, working in full redundancy and capable of fulfilling high voice demand in case of emergency conditions such as natural disasters. The IMS network is deployed on telco cloud infrastructure which enables more agile capacity and service capability management. We have five central locations for mobility and signaling of legacy Circuit Switched (“CS”) network, and twenty locations for carrying voice payload traffic. The CS and IMS network provide CS and VoLTE interconnection with other network operators.

Our internet communications infrastructure contains multiple (and geographically redundant) transit and peering connections to the foremost global service and OTT providers in addition to CDN infrastructure located in our datacenters to deliver a high-quality internet experience for both mobile and fixed customers.

II.Access Network Infrastructure

Access Network infrastructure includes (but is not limited to) 2G BTSs, 3G NodeBs and 4.5G e-NodeBs which are located on rooftops and towers, Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at network data centers. BTSs, NodeBs and e-NodeBs consist of fixed transmitter/receiver equipment and the antennas to actualize the coverage area for voice and data connections. 2G BTSs and 3G NodeBs are connected to and controlled by BSC or RNC, respectively. 4.5G e-NodeBs have an important difference in that they are directly connected to the 4.5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells, which serve certain specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage, etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of certain towers to our subsidiary, Global Tower.

III.Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost-effective transmission network. Connectivity between sites is provided using Microwave Radio Links and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, making up 65% of our network. 95% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

The rest of the leased lines are provided by Turk Telekom and Vodafone. As a result, the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

Turkcell has over 61.8 thousand km fiber backbone covering all 81 cities of Turkiye with the biggest single ASON domain as directionless and colorless, currently carrying 170 Tbps traffic. “Directionless” and “colorless” mean frequencies and traffic directions in the optical network can be configured through the management system centrally without any on-site work. Turkcell implemented the first directionless and colorless ASON network in Turkiye and commercially in the world in 2011.

Based on an average 50% capacity increasing each year, we have built two overlay high speed (100G-400G) backbone networks which are pure coherent, dispersion compensation module (“DCM”) free. Each domain is designed to be fully reconfigurable color and direction structure with optical ASON which increases flexibility and reliability. In addition, an access network operates with DCM which will also be transformed to a coherent network.

Turkcell links Europe to Asia by providing international services with more than 23 Tbps international capacities running on our transport network.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our management with regard to our financial condition and the results of our operations should be read together with the Consolidated Financial Statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

I. Overview of the Turkish and International Economy

After a challenging year in 2022 for global markets, the pervasive effects of inflation persisted in 2023, exacerbated by rising interest rates. In 2022, supply chain bottlenecks, higher energy and food prices, increased consumer demands and higher wages had contributed to take inflation levels in the US and Europe to multi-decade highs, reaching 9.1% and 10.6%, respectively. Central Banks around the world raised policy rates and reduced their balance sheets synchronously in 2022. After inflation had a harsh impact on the markets, interest rates on the US side were gradually increased from 0.25% to 5.50% from the beginning of 2022 until July 2023, while on the European side there was also a gradual increase from 0% to 4.50%. In spite of the initiation of tighter monetary policies to reduce demand and inflation, the underlying reasons for the sudden increase in prices - such as unfavorable weather conditions, increased shipping expenses, labor shortages, the energy crisis, political tensions, and the rising cost of fertilizers - led to the persistence of high prices and stricter financial circumstances throughout 2023, though at a lower rate than the previous year. US inflation followed a volatile pattern since the first half of 2023 and printed 3.4% at the end of the year. More favorable inflation rates were observed in the Eurozone area, with 2.9% seen at the end of the year. It is expected that all of these interest rate increases will be supported by interest rate cuts towards the second half of 2024 and that it will take some time for the effects of inflation to fully pass.

Although energy prices somewhat normalized in the first quarter of 2023, supply cuts introduced by Russia and Saudi Arabia caused Brent oil prices to rise in September 2023. There is an optimistic outlook for energy prices on a global scale in the first quarter of 2024, due to economic and climatic effects. Germany and France, leading countries in industrial production, experienced the mildest winter in the last 34 years, resulting in decreased demand. On the other hand, natural gas storage in Europe is at its highest level in the last five years. As of the end of February 2024, the gas reserves of the EU stood at 65.9%, with Germany at 71.6% and France at 51.3%. However, since the supply-demand balance may change as a result of the global political situation, these positive effects on energy prices may remain limited in 2024.

For Turkiye, 2023 was a challenging year, primarily due to the devastating Southeastern Turkiye Earthquakes that occurred on February 6, 2023, causing extensive damage both physically and economically. According to the Turkiye Earthquakes Recovery and Reconstruction Assessment Report, which was published by Presidency of Turkiye, in February 2024, a total of TRY 959.7 billion was allocated for activities in the earthquake zone for the year 2023, including for the effective execution of emergency aid, improvement, and reconstruction activities and other urgent needs by public institutions and organizations to address earthquake damages. Including donation accounts, the total funds allocated by all public institutions for earthquake expenses in 2023 reached TRY 1 trillion 139.7 billion. It is expected that earthquake expenses will continue through the end of December 2024 and additional payments are expected in the following period.

In response to inflationary risks, the Central Bank of Turkiye (“CBRT”) slashed its policy rates at the end of 2021 and into 2022 and the first few months of 2023. The CBRT policy rate, which had been 14%, was reduced to 9% at the end of 2022, then to 8.50% in January 2023. In the second half of 2023, following the Turkish elections and the appointments of the CBRT governor and new finance minister, the CBRT began implementing significant increases in interest rates, raising the rate from 8.5% to 15% in June 2023. Such increases continued throughout the rest of 2023, reaching a high of 42.5% in December 2023. The consumer price index soared to 64.77% in December 2023, while the annual price gains in hotels, cafes and restaurants reached 93.3%. Looking at the year-end figures for 2023, the CPI ended the year at 64.77% and food inflation at 72.0%.

In the first five months of 2023, amid low interest rates, the TRY continued to depreciate against USD, with the USD/TRY exchange rate reaching 20.66 at May 31, 2023. Despite sequential increases in interest rates, the USD/TRY exchange rate reached 29.43 at the end of the year. The Turkish economy recorded 4.5% growth in 2023, according to Turkstat.

In a year of quite high energy prices globally, the current account balance deteriorated in Turkiye due to the country being a net energy importer. The current account deficit reached USD 45.5 billion in 2023. Additionally, the foreign trade deficit decreased to USD 106.3 billion in 2023 from USD 109.5 billion in 2022. The export-import coverage ratio decreased to 70.6% in 2023, from 69.9% in 2022.

Application of IAS 29

Pursuant to IAS 29, the financial statements of entities the functional currency of which is that of a hyperinflationary economy must be restated. Since June 30, 2022, Turkiye has been categorized as a hyperinflationary country based on IAS 29 “Financial Reporting in Hyperinflationary Economies” criteria, since cumulative inflation rates over a three-year period exceeded 100% as at April 2022. The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended December 31, 2023 were restated for the changes in the general purchasing power of the functional currency based on IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. The table below shows the evolution of CPI over the last five years:

	2023	2022	2021	2020	2019
Annual Index	1,859.4	1,128.5	687.0	504.8	440.5
Average Index	1,488.9	967.7	561.6	469.6	418.2

Yearly Inflation	64.8%	64.3%	36.1%	14.6%	11.8%
Cumulative Inflation (Since 2019)	372.1%	186.5%	74.4%	28.2%	11.8%

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2023. Comparative figures must also be presented in the current currency of December 31, 2023 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period. The financial statements of subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). See “—VIII. Effects of Inflation.”

II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates

Under current Turkish tax laws, there are several taxes imposed on the telecommunications operators, and on the services provided by operators in Turkiye, and on the other sectors in which the Company operates. With regard to the taxes specific to the telecommunications sector, these taxes are charged to subscribers by mobile operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers. In addition, there are taxes and levies to which the company is directly subject without being passed on to the subscribers.

The following are the most significant taxes imposed on our telecommunications services, and on us as an operator in the telecommunications sector and in the other sectors where we operate:

a.Treasury Share and Universal Service Fund Contribution

Pursuant to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue including some exemptions. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue towards the ICTA’s expenses.

We are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. All of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share revised as of December 31, 2017 by law numbered 7061 which is published at the Official Gazette on December 5, 2017 and accordingly, the following may no longer be considered in the calculation of the treasury share: (i) overdue interest amounts which are accrued to the subscribers for any unpaid balance, (ii) accrual amounts for the purpose of reporting, (iii) amounts reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally (iv) amounts for the purpose of correcting accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik Hizmetleri. These amounts are paid annually within the month of June of each following year. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for abovementioned companies.

b.Special Communications Tax (“SCT”)

The Turkish government imposed the SCT on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkiye’s Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

The SCT tax amounts collected by us from subscribers in each calendar month are remitted to the tax authorities within the first 15 days of the following month.

As of January 1, 2018, the SCT rate for all services within the scope of the tax has been set at 7.5%. Since January 1, 2018, for roaming services only the mark-up amount on subscribers’ invoices is subject to the SCT. As of January 30, 2021, the SCT rate for all services within the scope of the tax has been set at 10%.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (“M2M”) SIM cards are not subject to the SCT levied upon new subscriptions.

The SCT on new mobile subscriptions was TRY 117 and TRY 86 in 2022 and 2021, respectively. As of January 1, 2023, this has been increased to TRY 260.

Since 2018, the SCT is calculated for TRY and bundle package sales and also calling cards sales by including the margin of the distributor or/and retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the SCT amount on these pre-paid sales.

c.Value Added Tax (“VAT”)

Like all services in Turkiye, services provided by GSM operators are subject to VAT. The general VAT rate for telecom services is 18% (1% rate for digital publishing was set at 18% for 2019 and subsequent years). We declare VAT to the Ministry of Treasury and Finance within 28 days and remit the VAT paid by our subscribers within the first 28 days of the month following which the tax was incurred, after the offset of input VAT incurred by us.

VAT for roaming services is calculated solely on the mark-up amount on subscribers’ invoices for roaming services.

Reverse charge VAT exemption is applied on the invoices which are related to roaming services issued by foreign GSM operators.

Additionally, if a non-resident e-service provider performs e-services from abroad to real persons who are located in Turkiye, the service provider must be a VAT taxpayer in Turkiye. E-service providers have to declare VAT over the sales amount of e-services, with a VAT return within 26 days and pay within the first 26 days of the following month. Further, service providers can consider as deductible VAT which they have paid as a VAT amount to the Turkish entities related to these e-services.

VAT is calculated for TRY and bundle package sales and also calling card sales by including the margin of the distributor and/or retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the VAT amount on these pre-paid sales.

d.License and Annual Utilization Fees on Subscribers and Operators

According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting these fees for each subscription. The license fee was TRY 50.75, TRY 37.26 and TRY 34.15 in 2022, 2021, and 2020 respectively. As of January 1, 2023, the license fee is TRY 113.14. Subscriptions for FATIH Project of Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

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

Operators must also pay license and annual utilization fees for wireless equipment to the ICTA. Prior to January 1, 2018, such fee amount to be paid was calculated with respect to the amount per unit of wireless equipment (TRx); however, following a legislative change, since January 1, 2018 the fee is calculated as 5% of the monthly net sales amount (sales amount in relation to FATIH Project is not subjected to TRx), and is to be paid within the last working day of the following month.

e.Special Consumption Tax on the Sales of Mobile Phones

The Special Consumption Tax is a tax on prescribed goods, which includes mobile phones. The Special Consumption Tax is charged on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) either when they are imported or when they are sold by Turkish manufacturers. Since May 1, 2019, the Special Consumption Tax rates has been set as provided in the table below and cannot be less than TRY 160 per cellular phone device.

Special
Consumption
Tax rate
Cellular wireless phone devices with a receiver
—With Special Consumption Tax base up to TRY 1,500	25%
—With Special Consumption Tax base between TRY 1,500 and TRY 3,000	40%
—Others	50%

According to the Communiqué on the Implementation of Supervision of Imports No.2020/6, which was published in the Official Gazette on May 8, 2020, a surveillance certificate must to be submitted to the customs administration at the time of mobile phone import under USD 200. Importers must increase their tax bases to minimum USD 200 in order to make imports without a surveillance certificate.

f.Digital Services Tax on Providers

The Digital Services Tax (“DST”) is to be paid by providers at a rate of 7.5% per month over the revenues generated from the following digital services performed in Turkiye:

●	Digital advertising services (including services such as advertisement control and performance measurement services, services for data transmission and management of users, and technical services related to the presentation of advertisements),
●	Sales of any audio, visual or digital content in a digital environment, and services provided in a digital environment for listening, watching, playing or recording or using such content (including computer programs, applications, music, video, games, in-game applications, etc. On the other hand, cloud service revenues are not subject to DST.),
●	Services relating to the providing and operating of a digital environment in which users may interact with each other (including platforms enabling the sale of goods or services among users), and
●	Intermediary services provided by digital service providers in the digital environment relating to the services listed above.

Taxpayers exceeding a revenue threshold of €750 million in global revenues, including local revenues, and TRY 20 million in local revenues are subject to DST.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues did not exceed the stated thresholds as at December 31, 2023. We will continue to monitor such revenues and any updates in the related legislation.

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

Digital service taxpayers are defined as digital service providers. Their state of being fully liable, or not, as per the Income Tax Law No. 193 and the Corporation Tax Law No. 5520, under limited liability status, does not affect the tax liability for digital services. Neither does the question of whether they are performing with the related activities through a place of business or through permanent representatives in Turkiye affect the digital service tax liability.

In cases where the taxpayer has no residency, legal entity and/or business center in Turkiye and other cases where it is deemed appropriate, the Ministry of Treasury and Finance may determine the taxpayer to be the party to the transaction which is subject to taxation or the ones who mediate the transaction and payment.

Revenues generated from the provision of the following services are exempt from DST:

●	Services that are subject to “treasury share” paid in accordance with the Telegram and Telephone Law,
●	Services that are subject to the SCT,
●	Services performed to carry out banking transactions within the scope of Article 4 of the Banking Law No. 5411,
●	Payment services within the scope of Article 12 of the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions, and
●	Sales of products and services provided exclusively through these products developed as a result of R&D activities in R&D centers that are defined under Article 2 of the Law on Supporting Research, Development and Design Activities dated No. 5746.

g.Turkish Radio and Television (“TRT”) Association Banderol Fee

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

h.Global Tax Reform

On October 8, 2021, a statement issued by 136 countries that are members of the OECD/G20 Inclusive Framework stated that a two-pillar solution for the taxation of multinational enterprises has been agreed. Pillar 1 allows a portion of the revenues of multinational enterprises from digital activities without a workplace in other countries to be taxed in market (source) countries. Pillar 2 envisages a global minimum corporate tax rate.

Turkiye has signed the OECD agreement regarding Pillar 2; however, it has not yet implemented any domestic legislation. Although it had been expected that legislation would be implemented in Turkiye for effectiveness by January 1, 2024, as of date of this report, there has been no published draft law or regulation regarding this matter.

i.Other Tax Legislation

The amendments to the tax laws and the latest taxes introduced through the Law No. 7256 published in the Official Gazette dated November 17, 2020 are summarized as follows:

●	A withholding rate of 15% was imposed in order to prevent fully taxpayer capital companies from tax-free dividend distribution through acquiring their own shares. This legislation is valid for the shares which are listed in Article 94/4 (i) (ii) and (iii) of Income Tax Law No.193 and purchased between November 17, 2020 and February 14, 2023. In accordance with Presidency Decree No. 6791, this rate has been applied as 0% from the date of February 14, 2023.
●	Income from leveraged trading (forex) transactions is subject to withholding within the scope of temporary Article 67.
●	With the Presidential Decree No. 3490 published in the Official Gazette dated February 4, 2021, the financing expenses (expenses and costs incurred under the titles of interest, commission, interest, dividend, exchange difference, etc.) limitation rate has been set at 10% starting from the 2021 fiscal year. Credit institutions, financial institutions, financial leasing, factoring and finance companies are excluded from the legislation. Financial expenses and costs which are capitalized are also exempted from the legislation.

The corporate tax rate was set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. The corporate tax rate is 25% for the fiscal years starting 2023. A corporate tax rate of 30% is applied to companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

With Article 15 of the Law No. 7351 published in the Official Gazette dated January 22, 2022, it was stipulated that the corporate tax rate will be applied with a discount of 1 point on the earnings of exporting firms derived exclusively from exports and on income obtained from the production activities of firms that have an industrial registration certificate and are actually engaged in production activities, which may apply to certain of our activities in the future.

According to Presidency Decree No. 5801, the late fee rate was determined as 2.5% per month as of July 21, 2022 (this rate was 1.6% from December 30, 2019 until the revision).

The cultural fund for mobile phones (imported or manufactured mobile phones which have voice recording qualifications) is paid since March 19, 2020. The cultural fund is set at 1% over (i) the custom value for imported devices and (ii) the production value for the devices which are manufactured in Turkiye. This fund is considered as a cost of goods item and is not reflected directly as a tax to the customers on the invoices.

According to Presidency Decree numbered 4517, VAT rate shall be calculated as 1% of deliveries of certified and refurbished second hand mobile phones by authorized dealers or refurbishment centers. In order to benefit from the legislation, second hand mobile phones must have at least one year of data, voice or short message usage.

The following amendments have been made with respect to R&D and innovation activities of Technology Development Regions and R&D/Design centers with the “Law on making Amendments on Technology Development Zones Law and Certain Laws” published on Official Gazette dated February 3, 2021.

●	Incentive periods granted with respect to Technology Development zones and R&D/Design centers have been extended until December 31, 2028.
●	Companies which benefitted from at least TRY 1 million in R&D incentives on their annual corporate tax returns have to transfer 2% of such amounts as a fund on their legal books, up to a limit of TRY 20 million on an annual basis. The funds must be used by the end of the year to purchase shares of venture capital investment funds established to invest in entrepreneurs residing in Turkiye, or to invest in venture capital investment trusts or other entrepreneurs operating in incubation centers.

With the Presidency Decree numbered 7345 published in the Official Gazette dated July 7, 2023, the rate of bank and insurance transactions tax (“BSMV”) calculated over the money received in favor of consumer loans has been increased from 10% to 15%. The Decree has entered into force on the date of its publication and applies to consumer loans extended from July 7, 2022.

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

Revaluation of Depreciable Assets

The amendments to the tax laws and the latest taxes introduced through the Law No. 7338 published in the Official Gazette dated October 26, 2021 are summarized as follows:

●	In periods when inflation adjustment conditions are not met, taxpayers are given the opportunity to revaluate their depreciable economic assets in their balance sheets and the depreciation shown in the liabilities of their balance sheets.
●	Except for passenger cars subject to pro-rata depreciation, taxpayers are given the opportunity to depreciate on a daily basis from the date they are ready for use, for depreciable economic assets that will be newly recorded in operating assets.
●	It is possible for the taxpayers to extend the depreciation periods, provided that the useful life period determined by the Ministry of Treasury and Finance does not exceed 2 times and 50 years and the same ratio is applied for each year.
●	Receivables that do not exceed TRY 4,000 (for the year 2022) that have not been paid by the debtor despite the protest or written request more than once, may be considered as doubtful receivables without resorting to lawsuits and enforcement.
●	Submitting the advance tax return of fourth quarter has been ended for corporate taxpayers and income taxpayers and self-employed persons as of 2022 fiscal year.

●	In the discount application regarding the cash capital increase, the discount rate will be applied as 75% instead of 50% for the portion of the capital increase covered by cash brought from abroad.

Restructuring of Certain Receivables and Amendments to Certain Laws (Law No. 7440)

●	Tax amnesty. The Law published in the Official Gazette on March 12, 2023 includes a comprehensive tax amnesty with a tax-base increase covering the years 2018, 2019, 2020, 2021 and specifically 2022.
o	Taxpayers should apply for the restructuring of receivables
o	Taxpayers increase their taxable bases (VAT, CIT, Withholding Tax, Income Tax) at the rates specified in the Law and pay the taxes in accordance with the Law, tax inspection and assessments will not be conducted against these taxpayers related to the taxation periods of the years for which they pay the calculated taxes.
●	Certain incentives. For the R&D and design center and technology development zones incentives about the remote working time, the authorization given to the President has been increased to 100%.
●	Additional corporate tax. Additional tax at the rate of 10% and 5% is being imposed against some corporate taxpayers, including Turkcell. The main objective of the additional tax is to create resources for the re-development of the impacted areas in Southeastern Turkiye Earthquakes. These amounts are to be considered as non-deductible expense and paid in two installments, as follows:
o	At the rate of 10% over the exemption and deduction amounts applicable on the corporate income and over the tax base subject to reduced corporate tax within the scope of Article 32/A of the Corporate Tax Code No. 5520 (CTC),
o	At the rate of 5% over the amounts subject to participation exemption as per 5/1-a of the CTC and over the participation income obtained abroad which is subject to tax at the rate of 15% at least.

Specific exemptions and deductions that are outside the scope of the additional corporate tax include:

o	Investment funds and partnerships exemption (CIT Law Art. 5/1-d)
o	Return exemption
o	Exemption for gains arising from sale & lease back transactions
o	Exemption regarding income gained from the sale of assets and rights with the aim to lease certificate issuance
o	Exemption for income gained from currency protected deposit accounts;
o	Sponsorship expenses;
o	Donations and aids;
o	The portion not exceeding 10% of the declared income of the amounts allocated as venture capital funds in accordance with Article 325/A of the Tax Procedure Law; and
o	The income of micro and small enterprises, which are defined within the scope of Article 407 of the Presidential Decree on the Presidential Organization dated July 10, 2018 and numbered 1, obtained from technology development zones and R&D and design centers which are subject to exemption or deduction.

See “—III. Southeastern Turkiye Earthquakes” below.

j.Tax disputes

Changes in the Ministry of Treasury and Finance’s amendments and interpretation of the taxation codes, especially changes regarding consumption taxes (VAT and SCT), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years, since companies’ operations in the previous five years may be subject to financial investigation. Regulations that became effective from July 1, 2010, however, may give a right to defend with regards to this risk, particularly with regards to the following:

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

For a description of various tax related disputes to which we are party, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—I. Legal Proceedings.”

III. Southeastern Turkiye Earthquakes

On February 6, 2023, two high-magnitude earthquakes, centered in Kahramanmaras (the “Southeastern Turkiye Earthquakes”), impacted 11 cities across Southeastern Turkiye and affected the lives of 14 million people, which accounted for 16% of Turkiye’s population. The earthquakes caused widespread devastation to property and infrastructure in the affected regions. They also resulted in significant loss of life and property damage.

During the Southeastern Turkiye Earthquakes, we had around 6.5 million subscribers in the affected region. On the first day, almost half of our 3,300 base stations in the region were out of service mainly due to power outages and destruction. However, as of the end of February, 99% of the sites were reactivated by deploying around 250 mobile base stations and 1,400 electric generators. In the aftermath of the earthquake we assessed that one tower and around 150 base stations were destroyed, and less than 100 km of fiber network repairs were needed; all of which were completely restored in 2023. We provided free of charge communication packages to subscribers, healthcare personnel, and emergency response teams in the region. We also provided one month of free communication, cancelled certain fees such as activation, cancellation and late payment fees, postponed collection of receivables from subscribers and Financell’s loan repayments of subscribers in the state of emergency region, as well as postponed pricing actions and marketing campaigns in Turkiye. Some of our exclusive stores in the region collapsed due to the earthquakes. After the earthquakes, marketing activities in digital channels were suspended until March 13, 2023. In this period, both digital channel visits and sales of Turkcell Pasaj were impacted.

In connection with the Southeastern Turkiye Earthquakes, several presidential decrees were implemented that included various requirements with respect to the waiver of certain fees and taxes for telecommunications services and subscribers in affected areas. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulations of the Turkish Telecommunications Industry—bb. Regulations Regarding the Southeastern Turkiye Earthquakes” for further details.

In addition, an additional corporate earthquake tax provision was implemented. See “—Operating and Financial Review and Prospects—II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates—i. Other Tax Legislation—Additional Corporate Earthquake Tax” for further details.

Based on our initial assessments at the time of the Southeastern Turkiye Earthquakes, we had estimated that our 2023 results (without adjustment for inflation) would demonstrate a direct and indirect (which were calculated based on certain assumptions) revenue impact of around TRY 1.5 billion mainly stemming from providing one month free communication, providing free emergency packages, loss of additional income streams such as digital channels, handset and equipment sales and upsell package sales, an operating expense impact of around TRY 400 million, and a capital expenditure impact of around TRY 900 million. As of December 31, 2023, the actual impact of the earthquakes was in line with our initial assessment, including restoration costs directly related to the damage caused by the disaster to sites, as well as investments for recovery.

On February 16, 2023, our Board resolved to make in-kind and/or cash donations and provide all appropriate benefits and aid up to TRY 3.5 billion (not restated for IAS 29) for the benefit of the victims of the Southeastern Turkiye Earthquakes directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kizilay”) and/or other institutions and organizations announced by mentioned agencies. The resolution was approved at the General Assembly of our Company held on September 13, 2023. The donations were made in two installments in September 2023 and January 2024. See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—c. Dividend Distribution and Allocation of Profits” for further details.

IV. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments on the carrying values of assets and liabilities, and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 2 (d) (Basis of preparation and summary of significant accounting policies - Use of estimates and judgments) to our audited Consolidated Financial Statements included elsewhere in this annual report.

V. Reportable Segments and Reporting Currency

Our operations are aggregated under three main reportable segments, Turkcell Turkiye, Turkcell International and Techfin. All other businesses were reported under the Other segment.

In 2022, we began reporting Paycell Europe (formerly known as Turkcell Europe) and Turkcell Dijital Sigorta under Techfin segment. Dijital Egitim was incorporated and started to be reported under Turkcell Turkiye. Also in 2022, we began reporting Turkcell GSYF under “Other” segment.

As of December 31, 2023, the Turkcell International segment is reported without the operations of lifecell, Global LLC and UkrTower, since they have been classified as discontinued operations. These changes have also been reflected in the previous years’ numbers for the Turkcell International segment, which are also disclosed in this report. See Note 41 of our audited Consolidated Financial Statements included elsewhere in this annual report.

Our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses.

For further details, see Note 17 to our audited Consolidated Financial Statements included elsewhere in this annual report.

5.A Operating Results

Our audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 included in this annual report have been prepared in accordance with IFRS as issued by the IASB. We have restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2023. Comparative year figures have also been restated using the general price index of the current year.

The following table presents our selected consolidated statements of profit or loss, financial position and cash flows data as of and for each of the years in the three-year period ended December 31, 2023, presented in accordance with IFRS as issued by the IASB, which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2023 and as of the respective years.

Except where otherwise indicated, financial figures in this section includes the effects of application of IAS 29. For further information, see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” above.

Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

	2023	2022	2021

	(TRY millions including application of IAS 29, except share data and certain other data)
Consolidated Statement of Profit or Loss Data
Total revenue(1)	107,116.2	93,486.8	108,599.6
Total cost of revenue(2)	(84,418.0)	(81,680.9)	(86,138.1)
Total gross profit	22,698.1	11,805.9	22,461.6
Other income	882.8	348.6	356.4
Administrative expenses	(3,429.5)	(2,579.4)	(2,658.3)
Selling and marketing expenses	(5,682.3)	(4,592.8)	(5,201.0)
Net impairment losses on financial and contract assets	(1,008.2)	(622.0)	(847.0)
Other expenses	(5,648.3)	(1,407.0)	(2,010.1)
Operating profit	7,812.6	2,953.4	12,101.4
Finance income	12,663.7	3,957.7	11,528.0
Finance costs	(19,931.6)	(11,949.2)	(21,308.0)
Monetary gain (loss)	3,816.9	7,767.1	4,804.5
Net finance costs(3)	(3,451.1)	(224.4)	(4,975.5)
Share of profit of equity accounted investees	1,525.2	522.2	191.3
Profit before income tax	5,886.7	3,251.2	7,317.2
Income tax income / (expense)	4,675.9	2,785.3	(900.3)
Profit from continuing operations	10,562.6	6,036.5	6,416.9
Profit/(loss) from discontinued operations(4)	1,969.7	842.4	718.7
Profit for the year	12,532.2	6,878.9	7,135.6
Attributable to:
Owners of the Company	12,554.0	6,880.4	7,135.4
Non-controlling interests	(21.8)	(1.6)	0.2
Profit for the year	12,532.2	6,878.9	7,135.6
Basic and diluted earnings per share from continuing operations(5)	5.75	3.15	3.27
Basic and diluted earnings per share from discontinued operations(5)	0.90	0.39	0.33
Consolidated Statement of Financial Position Data (at year end)
Cash and cash equivalents	49,978.7	42,776.2	50,422.5
Total assets	247,083.3	234,989.2	249,298.1
Long-term debt(6)	57,946.6	61,185.3	75,597.9
Total debt(7)	84,084.2	88,737.4	99,548.0
Total liabilities	124,848.5	125,611.2	141,593.9
Share capital	32,334.5	32,334.5	32,334.5
Total equity	122,234.9	109,377.9	107,704.1
Weighted average number of shares(8)	2,182,106,193	2,183,106,193	2,183,106,193
Consolidated Cash Flows Data
Net cash inflow from operating activities	41,721.5	42,281.1	61,646.7
Net cash outflow from investing activities	(20,905.8)	(31,712.1)	(29,009.6)
Net cash (outflow)/ inflow from financing activities	6,769.3	3,388.4	(9,877.0)
Other Financial Data
Dividends declared(9)	6,277.0	2,260.0	1,257.8
Dividends per share(10)	2.8532	1.0272	0.5717
Gross margin(11)	21.2%	12.6%	20.7%
Adjusted EBITDA(12)	43,877.1	36,607.7	44,943.2
Capital expenditures(13)	36,488.1	30,580.8	36,984.7
(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services and other (See Note 6 of our audited Consolidated Financial Statements included elsewhere in this annual report).
(2)	Total cost of revenue includes depreciation and amortization, cost of goods sold, payments for the Turkish Treasury share, interconnection and termination expenses, energy expenses, employee benefit expenses, radio expenses, frequency expenses, transmission expenses, universal service fund, roaming expenses, cost of revenue from financial services, internet expenses and others (See Note 6 of our audited Consolidated Financial Statements included elsewhere in this annual report)

(3)	As of December 31, 2023, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss.
(4)	As of December 2023, lifecell LLC, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. (See Note 41 of our audited Consolidated Financial Statements included elsewhere in this annual report).
(5)	2023, 2022 and 2021 EPSs are computed over the “Weighted average number of shares” (See Note 26 of our audited Consolidated Financial Statements included elsewhere in this annual report).
(6)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(7)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations.
(8)	In 2023, the Company purchased 1,000,000 of its shares on-market with prices ranging from TRY 33.46 to TRY 34.00. as part of the share buyback decision taken on July 27, 2016, and January 30, 2017. There were no share buy-backs in 2022 and 2021. Treasury shares are deducted from Equity (See Notes 25 and 26 of our audited Consolidated Financial Statements included elsewhere in this annual report).
(9)	In April 5, 2024, the Board of Directors decided to propose a TRY 6,277.0 million dividend to shareholders, which was approved at the Annual General Meeting held on May 2, 2024. This represents TRY 2.8532 gross cash dividend for each share with a nominal value of TRY 1.
(10)	Dividends per share were computed over 2,200,000,000 shares.
(11)	Gross margin is calculated as total gross profit divided by total revenue.
(12)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other income, other expenses, profit or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below.
(13)	Capital expenditure represents additions to property, plant and equipment, intangible assets and right of use assets. In 2021, 2022 and 2023 total additions arising from subscriber’s acquisition costs and right of use assets amounts to TRY 11,372.5 million, TRY 8,689.6 million and TRY 9,021.8 million, respectively.

The following table provides a reconciliation of Adjusted EBITDA, as calculated by management using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2023	2022	2021

	(in TRY millions, including the application of IAS 29)
Profit for the year	12,532.2	6,878.9	7,135.6
Profit/(loss) from discontinued operations	(1,969.7)	(842.4)	(718.7)
Income tax income/(expense)	(4,675.9)	(2,785.3)	900.3
Consolidated profit before income tax	5,886.7	3,251.2	7,317.2
Share of profit of equity accounted investees	(1,525.2)	(522.2)	(191.3)
Depreciation and amortization	31,299.0	32,596.0	31,188.0
Other operating expense, net*	4,765.6	1,058.4	1,653.7
Net finance costs	7,267.9	7,991.5	9,780.0
Monetary (gain) or loss	(3,816.9)	(7,767.1)	(4,804.5)
Adjusted EBITDA	43,877.1	36,607.7	44,943.2
*	For details of “Other operating expense, net” please see “—VI. Year ended December 31, 2023 compared to the year ended 2022.”

The following table presents selected operational data as of and for the periods indicated:

	As of and for the
	year ended December 31,
	2023	2022	2021
Industry Data
Population of Turkiye (in millions)(1)	85.4	85.3	84.7
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	27.2	25.6	23.7
Number of mobile M2M subscribers at end of period (in millions)	4.5	4.0	3.3
Superbox subscribers at end of period (in thousands)(4)	720	670.7	603.6
Number of mobile prepaid subscribers at end of period (in millions)(3)	10.8	12.0	12.0
Number of fiber subscribers at end of period (in thousands)	2,291.0	2,121.8	1,887.8
Number of ADSL subscribers at end of period (in thousands)	760.7	751.4	754.9
Number of Cable subscribers at end of period (in thousands)	38.5	43.9	54.6
Number of IPTV subscribers at end of period (in thousands)	1,409.2	1,281.7	1,082.2
Total Turkcell Turkiye subscribers at end of period (in millions)	42.5	41.7	39.4
Total Turkcell Group subscribers at the end of period (in millions)(5)	56.3	54.0	51.6
Mobile ARPU (in TRY)(6)	155.6	133.5	167.1
Mobile blended ARPU (excluding M2M)	174.0	146.9	181.6
Postpaid ARPU	181.7	161.6	207.9
Postpaid ARPU (excluding M2M)	214.7	187.7	237.2
Prepaid ARPU	96.0	77.0	89.0
Fixed residential ARPU (in TRY)(6)	190.0	190.0	258.1
Residential fiber ARPU	192.1	190.8	259.8
Mobile churn (monthly)(7)	2.0%	2.0%	2.0%
Fixed churn (monthly)(8)	1.5%	1.4%	1.5%
Number of Turkcell employees at end of period	3,413	3,410	3,929
Number of employees of consolidated subsidiaries at end of period(9)	24,352	23,795	25,638
(1)	The population of Turkiye for 2023, 2022 and 2021 is based on TurkStat’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “—VI. Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022—a. Total Revenue” and “—VII. Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021—a. Total Revenue.”

(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.
(4)	Superbox subscribers are included in the number of mobile subscribers.
(5)	Total Turkcell group subscriber numbers include subscribers in Ukraine (classified as discontinued operations), Belarus and the Turkish Republic of Northern Cyprus.
(6)	We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Turkiye (excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues) for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. Figures are restated in accordance with IAS 29. For a calculation of ARPU, see “—I. Overview of Business —ARPU” below.
(7)	Average monthly mobile churn rate represents the rate of mobile subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of our gross subscribers acquired during the period. See “Item 4. Information on the Company—B. Business Overview—V. Churn” for information concerning subscriber disconnection policy.
(8)	Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkiye that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between fiber, ADSL and cable.
(9)	See “Item 6. Directors, Senior Management and Employees—D. Employees” for information concerning our consolidated subsidiaries.

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkiye, was incorporated in 1993 and commenced its operations in 1994. We operate under a 31-year 2G License and a 20-year 3G License and 13-year 4.5G License. In the 4.5G auction, which held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Turkiye. Our 2G, 3G and 4.5G licences will be expiring on April 30, 2029.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers’ needs through lifestyle segments and usage habits.

In the mobile segment, we increased our postpaid subscriber base from 68.1% in 2022 to 71.5% in 2023 thanks to our value-focused approach. As of December 31, 2023, we had 10.8 million prepaid subscribers and 27.2 million postpaid subscribers, compared to 12.0 million prepaid subscribers and 25.6 million postpaid subscribers as of December 31, 2022. As of December 31, 2023, we had 54.0 million subscribers including the subscribers of our subsidiaries.

Our monthly average mobile churn rate in 2023 was 2.0%, the same as in 2022 churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please See “Item 4. Information on the Company—B. Business Overview—V. Churn.”

In the fixed segment, our subscriber base reached 3.1 million for the year ended December 31, 2023. 2.3 million of this base are fiber customers.

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements in the amount of TRY 755.6 million and TRY 1,251.1 million as of December 31, 2023 and 2022 respectively, which we believe to be adequate. The main reasons for the change in impairment provision as of December 31, 2023, includes collections made in 2023 amounting to TRY 375.4 million, a write-off of overdue receivables amounting to TRY 952.3 million and inflation adjustments amounting to TRY 495.1 million, which was netted off with an impairment loss recognized amounting to TRY 1,351.1 million.

ARPU

We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Turkiye (excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues) for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes that this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Turkiye revenues to the portion of such revenues included in the ARPU calculations for 2023, 2022 and 2021.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	(in TRY thousand)	(in TRY thousand)	(in TRY thousand)
Turkcell Turkiye Revenue(i)	91,952,843	77,951,747	90,008,603
Telecommunication Services Revenue	86,033,365	73,395,928	85,301,533
Equipment Revenue	4,981,916	4,119,171	4,111,543
Other	937,562	436,648	595,527
Revenues which are not attributed to ARPU Calculation(ii)	(14,294,207)	(13,143,282)	(13,013,010)
Turkcell Turkiye revenues included in ARPU calculation(i)	76,721,074	64,371,818	76,400,066
Mobile Blended ARPU (TRY) (i)	155.6	133.5	167.1
Average Number of Mobile Subscribers during the year (million)	37.8	36.7	34.7
Fixed Residential ARPU (TRY) (i)	190.0	190.0	258.1
Average Number of Fixed Residential Subscribers during the year (million)	2.7	2.4	2.2

i. Includes restatements as of December 31, 2023 in accordance with IAS 29, for further information please see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” above.

ii. Revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues.

II. International and Other Domestic Operations

In addition to our businesses in Turkiye, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus. On December 29, 2023, a share transfer agreement of our Ukrainian subsidiaries lifecell, UkrTower and Global LLC, to NJJ Capital, was announced. Therefore, as of December 31, 2023, the group classifies the related assets and liabilities as assets held for sale in the consolidated statement of financial position and results of operations as discontinued operations.

For a description of, and additional information regarding, our international and other domestic operations, see “Item 4. Information on the Company—B. Business Overview.”

III. Revenues

Revenues include telecommunication services, equipment revenues, revenue from financial services and other revenues. Telecommunication service revenues mainly include voice, data, messaging, digital services and solutions, interconnect, roaming, and wholesale.

IV. Operating Costs and Other Operating Expense

a.Cost of Revenues

Cost of revenues includes depreciation and amortization charges, cost of goods sold, payments for the treasury share and universal service fund, interconnection and termination costs mainly paid to Turk Telekom and Vodafone, employee benefit expenses for technical personnel, radio expenses, frequency expenses, energy expenses, internet expenses, transmission expenses, roaming expenses paid to international operators for calls by our subscribers outside Turkiye and cost of revenue from financial services.

b.Administrative Expenses

Administrative expenses consist of employee benefit expenses for non-technical, non-marketing, and non-sales employees, service expenses, consultancy expenses, collection expenses, maintenance and repair expenses, travel and entertainment expenses and other overhead charges.

c.Selling and Marketing Expenses

Selling and marketing expenses consist of advertising, employee benefit expenses of sales and marketing related employees, and other expenses, including sponsorship expenses, communication expenses, travel and entertainment expenses, stamp duty expenses, consultancy and office expenses.

d.Net Impairment Losses on Financial and Contract Assets

Net impairment losses on financial and contract assets consist of expected credit losses recognized mainly for trade receivables, receivables from financial services. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Loss allowances are measured using simplified lifetime expected credit losses (“ECL”) measurement for trade receivables and contract assets and 12 month and lifetime ECL for receivables of Turkcell Finansman.

e.Other Operating Income/Expense

Other operating income/(expense) consists of donation expenses, litigation expenses, restructuring cost, insurance compensation and others.

f.Results of Operations

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2023	2022	2021

	(in TRY millions)
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(78.8)	(87.4)	(79.3)
Gross margin	21.2	12.6	20.7
Administrative expenses	(3.2)	(2.8)	(2.4)
Selling and marketing expenses	(5.3)	(4.9)	(4.8)
Net impairment losses on financial and contract assets	(0.9)	(0.7)	(0.8)
Other operating income/(expenses), net	(4.4)	(1.1)	(1.5)
Operating profit	7.3	3.2	11.1

V. Segment Overview

Our operations are aggregated under three main reportable segments, Turkcell Turkiye, Turkcell International and Techfin:

●	The Turkcell Turkiye segment comprises mainly our telecommunication and technology services activities in Turkiye and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis’ digital business services, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP A.S., Atmosware, Turkcell Dijital and Ultia.
●	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkiye and includes the operations of BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Lifetech, Beltower, Lifecell Digital, Yaani and BiP BV. On December 29, 2023, we signed a share transfer agreement with NJJ Capital for our Ukrainian subsidiaries lifecell, UkrTower and Global LLC. Therefore, as of December 31, 2023, the group classifies the related assets as assets and liabilities as assets held for sale in the consolidated statement of financial position and results of operations as discontinued operations. These changes have also been reflected in the previous years’ numbers for the Turkcell International segment, which are also disclosed in this report. See Note 41 of our audited Consolidated Financial Statements included elsewhere in this annual report
●	The Techfin segment comprises all our financial services businesses and includes the operations of Financell, Turkcell Odeme, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta.

The Other reportable segment mainly comprises the call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Dijital Egitim, W3 and Turkcell Satis’ other operations.

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in TRY millions)
Total segment revenue	91,952.8	77,951.7	2,625.7	2,673.1	4,568.7	3,545.4	10,161.8	13,558.5	(2,192.8)	(4,241.8)	107,116.2	93,486.8
Inter-segment revenue	(782.4)	(415.1)	(151.1)	(238.9)	(415.3)	(264.8)	(844.0)	(3,322.9)	2,192.8	4,241.8	—	—
Revenues from external customers	91,170.4	77,536.6	2,474.6	2,434.2	4,153.4	3,280.5	9,317.8	10,235.6	—	—	107,116.2	93,486.8
Adjusted EBITDA*	40,663.5	32,770.6	972.9	891.2	1,607.5	1,749.5	887.9	1,298.3	(254.6)	(101.9)	43,877.1	36,607.7
Net impairment losses on financial and contract assets	(920.4)	(557.6)	(6.1)	(5.0)	(82.0)	(57.3)	0.3	(2.1)	—	—	(1,008.2)	(622.0)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

	(in TRY millions)
Total segment revenue	77,951.7	90,008.6	2,673.1	2,667.2	3,545.4	3,550.8	13,558.5	15,775.2	(4,241.8)	(3,402.1)	93,486.8	108,599.6
Inter-segment revenue	(415.1)	(580.4)	(238.9)	(278.1)	(264.8)	(202.7)	(3,322.9)	(2,341.0)	4,241.8	3,402.1	—	—
Revenues from external customers	77,536.6	89,428.2	2,434.2	2,389.1	3,280.5	3,348.1	10,235.6	13,434.3	—	—	93,486.8	108,599.6
Adjusted EBITDA*	32,770.6	40,815.4	891.2	859.1	1,749.5	2,119.6	1,298.3	1,305.9	(101.9)	(156.9)	36,607.7	44,943.2
Net impairment (losses)/ gains on financial and contract assets	(557.6)	(803.6)	(5.0)	(8.6)	(57.3)	(31.8)	(2.1)	(3.1)	—	—	(622.0)	(847.0)
*	For a definition of adjusted EBITDA please see “Non-IFRS Measures.”

Turkcell Turkiye

a.2023 compared to 2022

Total revenues generated by Turkcell Turkiye segment increased by 18.0% to TRY 91,952.8 million in 2023 from TRY 77,951.7 million in 2022. Strong subscriber net additions in both mobile and fixed subscribers, especially in mobile postpaid and fiber, price adjustments and upsell efforts, as well as the contribution of digital business services, contributed to the growth in revenues of Turkcell Turkiye, more than offsetting the decrease in mobile prepaid.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Turkiye, during 2023, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Additionally, the inflationary environment motivated prepaid customers to prefer postpaid tariffs, as they fix their contracts for the next 12 months. Accordingly, our postpaid mobile subscriber base increased by 1.6 million net annual additions, and the postpaid ratio increased from 68.1% in 2022 to 71.5% in 2023. In 2023, postpaid ARPU excluding M2M subscribers was TRY 214.7 whereas prepaid ARPU was TRY 96.0. In addition, average monthly mobile data usage per user rose 15.6% to 17.0 GB in 2023, driven mainly by the increasing number and data consumption of 4.5G users. For additional information on how we calculate ARPU, please see “I. Overview of Business—ARPU.”

Turkcell Turkiye’s Adjusted EBITDA increased by 24.1% to TRY 40,663.5 million in 2023 from TRY 32,770.6 million in 2022, mainly due to the increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses. Total operating costs (without depreciation, amortization and impairment of fixed assets) increased to TRY 51,289.4 million in 2023, representing an 13.5% increase as compared to 2022. These higher costs were related to the increases in employee benefit expenses and treasury share, partially offset by decreases in interconnection expenses and energy expenses. Please see “—VI. Year ended December 31, 2023 compared to the year ended December 31, 2022—b. Cost of Revenue.”

b.2022 compared to 2021

Total revenues generated by Turkcell Turkiye segment decreased by 13.4% to TRY 77,951.7 million in 2022 from TRY 90,008.6 million in 2021. Strong subscriber net additions in both mobile and fixed segments, price adjustments and upsell efforts, as well as the contribution of digital business services, supported revenues of Turkcell Turkiye. However, price adjustments made in the period were not fully reflected in our financials as our contracts did not fully compensate for the accelerated inflation in Turkiye. Because the majority of our revenues are denominated in TRY, any further increase in the inflation rate not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. For a more detailed discussion of the factors affecting our revenues, please see “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry” and “—D. Trend Information.”

In Turkiye, during 2022, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Accordingly, our postpaid mobile subscriber base increased by 1.9 million net annual additions, and the postpaid ratio increased from 66.4% in 2021 to 68.1% in 2022. In 2022, postpaid ARPU excluding M2M subscribers was TRY 187.7 whereas prepaid ARPU was TRY 77.0. In addition, average monthly mobile data usage per user rose 10.5% to 14.7 GB in 2022, driven mainly by the increasing number and data consumption of 4.5G users.

Turkcell Turkiye’s Adjusted EBITDA decreased by 19.7% to TRY 32,770.6 million in 2022 from TRY 40,815.4 million in 2021, mainly due to the decrease in revenues resulting from the reasons mentioned above. Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased TRY 45,181.1 million in 2022, representing an 6.2% decrease as compared to 2021. These lower costs are related to the decrease in treasury share, interconnection expenses, and employee benefit expenses, partially offset by an increase radio expense and energy expense.

Turkcell International

a.2023 compared to 2022

Total revenues generated by Turkcell International segment decreased by 1.8% to TRY 2,625.7 million in 2023 from TRY 2,673.1 million in 2022. The decrease in total consolidated revenues occurred mainly due to restatement of all comparative figures, including foreign subsidiaries, by applying Turkish general price index. The annual revenue growth of BeST and Kuzey Kıbrıs Turkcell in terms of their local currency were 20.1% and 20.4%, which was due to increased data and outgoing voice revenues from BeST and higher data revenue from Kuzey Kıbrıs Turkcell.

Despite the decrease in revenue, Turkcell International’s Adjusted EBITDA increased by 9.2% to TRY 972.9 million in 2023 from TRY 891.2 million in 2022. This was mainly due to a decrease in cost of revenue (as a percentage of revenue, 6.6% decrease) which more than offset an increase in general administrative and marketing and selling expenses (as a percentage of revenue, 2.8% increase).

b.2022 compared to 2021

Total revenues generated by Turkcell International segment increased by 0.2% to TRY 2,673.1 million in 2022 from TRY 2,667.2 million in 2021 mainly due to revenue growth and the currency appreciation in Belarus against the Turkish Lira. The annual revenue growth of BeST in terms of local currency were 0.3%. The revenue in BeST remained flat compared with the previous year.

Turkcell International’s Adjusted EBITDA increased by 3.7% to TRY 891.2 million in 2022 from TRY 859.1 million in 2021, mainly due to revenue growth and the currency appreciation Belarus against the Turkish Lira.

Techfin

a.	2023 compared to 2022

Total revenues generated by Techfin segment increased by 28.9% to TRY 4,568.7 million in 2023 from TRY 3,545.4 million in 2022 due to the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2023 compared to 2022. Turkcell Odeme (Paycell) revenues grew 28.6% and Turkcell Finansman (Financell) revenues grew by 27.7%.

Techfin’s Adjusted EBITDA decreased by 8.1% to TRY 1,607.5 million in 2023 from TRY 1,749.5 million in 2022, mainly due to the increase in cost of revenue and operational expenses being higher than the increase in revenues. As a percentage of revenues, Techfin’s adjusted EBITDA decreased by 14.2 percentage points to 35.2 % in 2023 from 49.3% in 2022. This was mainly due to increases in funding expenses (contributing 10.0%), personnel expenses (contributing 2.6%) and marketing expenses (contributing 0.9%).

b.	2022 compared to 2021

Total revenues generated by Techfin segment decreased by 0.2% to TRY 3,545.4 million in 2022 from TRY 3,550.8 million in 2021. Despite the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2022 compared to 2021, the increase in the Techfin’s total revenues stood slightly below the yearly inflation.

Techfin’s Adjusted EBITDA decreased by 17.5% to TRY 1,749.5 million in 2022 from TRY 2,119.6 million in 2021, mainly due to the decrease in revenues and an increase in cost of revenue and operational expenses.

As a percentage of revenues, Techfin’s adjusted EBITDA decreased by 10.3 percentage points to 49.3% in 2022 from 59.7% in 2021. This was mainly due to increases in funding expenses (contributing 6.8%) and in other expenses (contributing 3.5%).

Other

a.	2023 compared to 2022

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, decreased by 25.1% to TRY 10,161.8 million in 2023 from TRY 13,558.5 million in 2022, mainly due to a decrease in energy business revenue.

Other subsidiaries’ Adjusted EBITDA decreased by 31.6% to TRY 887.9 million in 2023 from TRY 1,298.3 million in 2022, mainly due to the decrease in revenue from Turkcell Satis’s other operations.

b.2022 compared to 2021

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, decreased by 14.1% to TRY 13,558.5 million in 2022 from TRY 15,775.2 million in 2021 mainly due to decrease in consumer electronics sales and energy business.

Other subsidiaries’ Adjusted EBITDA decreased by 0.6% to TRY 1,298.3 million in 2022 from TRY 1,305.9 million in 2021.

VI. Year ended December 31, 2023 compared to the year ended December 31, 2022

Subscriber discussion

We had 38.0 million mobile subscribers in Turkiye, including 27.2 million mobile postpaid subscribers, as of December 31, 2023, compared to 37.5 million mobile subscribers in Turkiye, with 25.6 million mobile postpaid subscribers, as of December 31, 2022. During 2023, we recorded a net increase of 498 thousand mobile subscribers. This was mainly driven by 1.6 million net additions to the postpaid subscriber base, which reached 71.5% of total mobile subscribers. We had 1.1 million net losses in prepaid subscribers as of December 31, 2023, which was due mainly to the disconnection of 297 thousand inactive prepaid subscribers during the last quarter of the year in line with our churn policy.

In the fixed segment, our subscriber base reached 3.1 million for the year ended December 31, 2023, of which 2.3 million were fiber customers, compared to 2.9 fixed broadband subscribers, which 2.1 million were fiber customers, for the year ended December 31, 2022. The net additions in fiber of customers, were supported by our accelerated fiber infrastructure investments and the continued demand for high-speed and high-quality household broadband connections.

In Ukraine, we had 11.7 million registered mobile subscribers as of December 31, 2023 compared to 10.2 million as of December 31, 2022, despite the ongoing war. As of December 31, 2023, the group classifies related assets as discontinued operations.

In Belarus, we had 1.5 million registered mobile subscribers as of December 31, 2023 compared to 1.5 million as of December 31, 2022. Three-month active subscribers were increased to 1.2 million as of December 31, 2023 compared to 1.1 million as of December 31, 2022.

Kibris Telecom mobile subscribers were stable at 0.6 million as of December 31, 2023.

a.Total Revenue

Total consolidated revenues increased 14.6% to TRY 107,116.2 million in 2023 from TRY 93,486.8 million in 2022. This growth was mainly attributable to the expanding customer base of Turkcell Turkiye, driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For discussion of year-on-year comparison for total revenues generated by Turkcell Turkiye, Turkcell International, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 3.4% to TRY 84,418.0 million in 2023 from TRY 81,680.9 million in 2022, mainly due to the increase in treasury share expenses and universal service fund, employee benefit expenses, radio expenses frequency expenses, and cost of revenue from financial services, partially offset by decreases in interconnection expenses, energy expenses, and depreciation and amortization charges. As a percentage of revenues, cost of revenues decreased by 8.6 percentage points to 78.8 % in 2023 from 87.4% in 2022. This was mainly due to decreases in depreciation and amortization (contributing 5.6%), cost of goods sold (contributing 1.5%), interconnection and termination expense (contributing 1.9%), and energy expense (contributing 1.5%), despite an increase in employee benefit expense (contributing 1.5%).

Depreciation and amortization charges (including impairment charges) decreased by 4.0% to TRY 31,299.0 million in 2023 from TRY 32,596.0 million in 2022. The depreciation expense for our network infrastructure decreased to TRY 9,081.1 million in 2023 from TRY 12,829.6 million in 2022. Even though there was an increase in depreciation expense for our network infrastructure due to new network investments, this increase was lower than the yearly inflation. The amortization expense for our computer software and subscriber acquisition costs (SAC) were TRY 6,425.7 million and TRY 6,382.4 million in 2023 both increased from TRY 5,737.4 million and TRY 4,875.0 million in 2022, respectively. The increase is mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15.

Cost of goods sold decreased 0.8% to TRY 10,695.2 million in 2023 from TRY 10,782.2 million in 2022, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA increased by 18.7% to TRY 10,532.7 million in 2023 from TRY 8,875.8 million in 2022, mainly due to an increase in mobile revenues which is the base of treasury share and universal service fund.

Employee benefit expenses increased by 40.7% to TRY 8,447.6 million in 2023 from TRY 6,005.3 million in 2022, mainly due to the biannual salary increases applied in January and July 2023.

Interconnection and termination fees decreased by 23.8% to TRY 3,955.5 million in 2023 from TRY 5,191.8 million in 2022, mainly due to decreasing Mobile Termination Rates (MTR rates) in Turkiye.

Energy cost decreased by 21% to TRY 3,676.8 million in 2023 from TRY 4,654.1 million in 2022, mainly due to the reduction in energy prices by the related regulatory authority during the second and third quarters of 2023.

Frequency expenses increased by 19.9% to TRY 3,424.8 million in 2023 from TRY 2,855.2 million in 2022. The frequency fees are paid at 5% of the net revenues of Turkcell Iletisim Hizmetleri and the increased frequency expenses were in line with the increase in Turkcell’s revenues.

Cost of revenue from financial services increased by 73.7% to TRY 1,850.9 million in 2023 from TRY 1,065.5 million in 2022, mainly due to rise in the loans portfolio of Financell and Paycell’s increased transaction volume across all services along with rising interest rates.

Radio cost increased by 48.1% to TRY 1,368.8 million in 2023 from TRY 924.2 million in 2022, primarily due to increased roll out.

Transmission costs decreased by 4.5% to TRY 1,465.3 million in 2023 from TRY 1,535.1 million in 2022. Despite an increase in capacity and exchange rate effects, transmission costs remained below the yearly inflation.

Roaming expenses increased 3.4% to TRY 1,134.8 million in 2023 from TRY 1,097.4 million in 2022, mainly due to the rise in travel after easing of the restrictions of the COVID-19 pandemic and the increased impact of higher foreign exchange rates.

As a result, total gross profit margin increased 8.6% from 12.6% in 2022 to 21.2% in 2023.

c.Administrative expenses

Administrative expenses increased 33.0% to TRY 3,429.5 million in 2023 from TRY 2,579.4 million in 2022, mainly due to the increase in employee benefit expenses. As a percentage of revenues, administrative expenses stayed almost stable at 3.2% for the year ended December 31, 2023 compared to 2.8% for the year ended December 31, 2022, with the increase driven mainly by the rise in employee benefits expenses.

Employee benefit expenses increased 44.8% to 2,445.4 million in 2023 from TRY 1,689.1 million in 2022, primarily due to the biannual salary increases applied in January and July 2023.

d.Selling and marketing expenses

Selling and marketing expenses increased by 23.7% to TRY 5,682.3 million in 2023 from TRY 4,592.8 million in 2022, mainly due to the increase in marketing expenses and employee benefit expenses, partially offset by a decrease in selling expenses. As a percentage of revenues, selling and marketing expenses stayed almost stable at 5.3% for the year ended December 31, 2023 compared to 4.9% for the year ended December 31, 2022. This was driven mainly by the rise in employee benefits expenses (contributing 0.7%). Employee benefit expenses increased 48.8% to TRY 3,139.5 million in 2023 from TRY 2,109.5 million in 2022, due to the biannual salary increases applied in January and July 2023.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets increased 62.1% to TRY 1,008.2 million in 2023 from TRY 622.0 million in 2022. Net impairment losses on financial and contract assets as a percentage of revenues were almost stable at 0.9% for the year ended December 31, 2023 as compared to 0.7% for the year ended December 31, 2022.

We booked an impairment provision of TRY 755.6 million and TRY 1,251.1 million for contract assets, other assets and receivables from financial services as at December 31, 2023 and 2022, respectively. The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

f.Other operating income/(expenses)

Other net operating expenses increased to TRY 4,765.6 million in 2023 from TRY 1,058.4 million in 2022, mainly due to the donation for the Southeastern Turkiye Earthquakes, other litigation expenses and restructuring costs. However, the increase in other net operating expenses was partially offset by the rise in insurance compensation income, income from equipment donations and the decrease in revaluation tax expenses.

g.Operating profit

Operating profit increased by 164.5 % to TRY 7,812.6 million in 2023 from TRY 2,953.4 million in 2022. As a percentage of revenues, operating profit increased from 3.2% in 2022 to 7.3% in 2023, mainly due to an increase in total revenues and a more limited increase in cost of revenues.

h.Net finance income/(costs)

Net finance costs decreased to TRY 7,267.9 million in 2023 from TRY 7,991.5 million in 2022.

Finance income increased by 220.0% to TRY 12,663.7 million in 2023 from TRY 3,957.7 million in 2022, mainly due to increase in income from financial assets carried at fair value and increase in the cash flow hedges- reclassified to profit or loss.

Finance costs increased by 66.8% to TRY 19,931.6 million in 2023 from TRY 11,949.2 million in 2022, mainly due to the increase in net foreign exchange losses and net interest expenses for financial assets and liabilities measured at amortized cost. Net foreign exchange losses increased to TRY 14,016.44 million in 2023 from TRY 7,155.1 million in 2022.

Moreover, monetary gain (loss) arising from IAS 29 implementations amounted to TRY 3,816.9 million and TRY 7,767.1 million respectively in 2023 and 2022 years. The decrease in monetary gain (loss) was due to the net monetary position change.

i.Income tax income/expense

Income tax income increased from TRY 2,785.3 million in 2022 to tax income of TRY 4,675.9 million in 2023, mainly due to the net positive change in the deferred tax income of TRY 1,709.1 million in 2023 related to the deferred tax effect of IAS 29 adjustments and to the change in the corporate tax rate from 23% to 25%.

In accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, an inflation adjustment was made to the statutory financial statements as of December 31, 2023 and the tax bases were adjusted for the effects of inflation. Accordingly, a net deferred tax asset was recognized for the impact of inflation adjustment on the tax bases of non-monetary items in the amount of TRY 13,726.6 in 2023. However, as a result of the transition to IAS 29 at the end of 2022 under IFRS, an offsetting effect was observed in our audited Consolidated Financial Statements in 2023, particularly in fixed assets, due to differences in the CPI (Consumer Price Index) and WPI (Wholesale Price Index) for the 2023 period.

j.Share of profit of equity accounted investees

Share of profit of equity accounted investees increased from TRY 522.2 million in 2022 toTRY 1,525.2 million in 2023. This increase was mainly related to the increase in Togg’s profit for the year.

k.Profit from discontinued operations

Profit from discontinued operations increased from TRY 0.8 million in 2022 to TRY 2.0 million in 2023.

l.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” Loss allocated to non-controlling interests amounted to TRY 21.8 million for the year ended December 31, 2023, compared to a loss allocated non-controlling interests amounted to TRY 1.6 million for 2022.

m.Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company increased to TRY 12,532.2 million in 2023 from profit for the year TRY 6,878.9 million in 2022. The detailed information is given in the sections above.

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

In Belarus, we had 1.5 million registered mobile subscribers as of December 31, 2022, remained almost stable compared to December 31, 2021. Three-month active subscribers was stable at 1.1 million.

Kibris Telecom mobile subscribers were stable at 0.6 million.

a.	Total Revenue

Total consolidated revenues decreased 13.9% TRY 93,486.8 million in 2022 from TRY 108,599.6 million in 2021.

For discussion of year-on-year comparison for total revenues generated by Turkcell Turkiye, Turkcell International, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.	Cost of revenue

Cost of revenue, including depreciation and amortization, decreased by 5.2% to TRY 81,680.9 million in 2022 from TRY 86,138.1 million in 2021, mainly due to the decrease in cost of goods sold, interconnection expenses, treasury share expenses, employee benefit expenses partially offset by increase in radio expenses and depreciation and amortization charges. As a percentage of revenues, cost of revenues increased by 8.1 percentage points to 87.4% in 2022 from 79.3% in 2021. This was mainly due to the increase in depreciation and amortization contributing 6.1%, energy expense (contributing 1.8%) despite the decrease in cost of goods sold (contributing 1.3%) and interconnection and termination expenses (contributing 1.1%).

Depreciation and amortization charges (including impairment charges) increased by 5.0% to TRY 32,596.0 million in 2022 from TRY 31,188.0 million in 2021. The depreciation expense for our network infrastructure increased to TRY 12,829.6 million in 2022 from TRY 12,313.1 million in 2021 mainly due to the new network investments. The amortization expense for our computer software and subscriber acquisition costs (SAC) were TRY 5,737.4 million and TRY 4,875.0 million in 2022, mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15, both decreased from TRY 6,763.6 million and TRY 6,021.2 million in 2021, respectively.

Cost of goods sold decreased 23.0% to TRY 10,782.2 million in 2022 from TRY 13,965.9 million in 2021, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms. Moreover, increase in cost of goods sold stood below the yearly inflation.

Treasury share and universal service fund over our mobile revenues paid to the ICTA decreased by 19.5% to TRY 8,875.8 million in 2022 from TRY 10,605.9 million in 2021. Even though there was an increase in mobile revenues which is the base of treasury share and universal service fund, this increase was lower than the yearly inflation.

Interconnection and termination fees decreased by 28.3% to TRY 5,191.8 million in 2022 from TRY 7,236.6 million in 2021, mainly due to impact of depreciation in Turkish Lira even though there was a decrease in fees in 2022 and also increase in off-net traffic.

Employee benefit expenses decreased by 9.2% to TRY 6,005.3 million in 2022 from TRY 6,613.8 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Frequency expenses decreased by 16.5% to TRY 2,855.2 million in 2022 from TRY 3,417.5 million in 2021. The frequency fees is paid as 5% of net revenue and despite there was an increase in net revenue, due to restatement in current currency for the effects of inflation frequency expenses decreased on a yearly basis.

Energy cost increased by 55.0% to TRY 4,654.1 million in 2022 from TRY 3,001.8 million in 2021.

Transmission costs decreased by 7.5% to TRY 1,535.1 million in 2022 from TRY 1,659.3million in 2021, mainly due to the impact of depreciation in Turkish Lira, although increases in capacity and exchange rate effects.

Roaming expenses increased 7.3% to TRY 1,097.4 million in 2022 from TRY 1,023.2 million in 2021, mainly due to the rise in travels after easing restrictions of the COVID-19 pandemic and exchange rate effect.

Cost of revenue from financial services increased by 45.5% to TRY 1,065.5 million in 2022 from TRY 732.2 million in 2021, mainly due to rise on loans portfolio of Financell and Paycell’s increased transaction volume across all services.

As a result, total gross profit margin decreased 8.1% from 20.7% in 2021 to 12.6% in 2022.

c.Administrative expenses

Administrative expenses decreased 3% to TRY 2,579.4 million in 2022 from TRY 2,658.3 million in 2021. Despite the increase in employee benefit expenses, consultancy expenses and collection expenses stood below the yearly inflation. As a percentage of revenues, administrative expenses stayed almost stable at 2.8% for the year ended December 31, 2022 compared to 2.4% for the year ended December 31, 2021.

Employee benefit expenses decreased 3.5% to 1,689.1 million in 2022 from TRY 1,750.4 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Other administrative expenses decreased by 1.9% to TRY 890.3 million in 2022 from TRY 908.0 million in 2021, with the impact of consultancy and collection expenses, despite positive impact of service expenses and maintenance and repair expenses, and others.

d.Selling and marketing expenses

Selling and marketing expenses decreased by 11.7% to TRY 4,592.8 million in 2022 from TRY 5,201.0 million in 2021, mainly due to the decrease in employee benefit expenses, marketing and selling expenses.

As a percentage of revenues, selling and marketing expenses was almost stable at 4.9% for the year ended December 31, 2022 compared to 4.8% for the year ended December 31, 2021.

Employee benefit expenses decreased 7.6% to TRY 2,109.5 million in 2022 from TRY 2,282.2 million in 2021. Despite the wage and salaries increases in January and July 2022, the cumulative increase stood below the yearly inflation.

Marketing expenses, which consist of advertising, market research and sponsorships expenses, decreased 16.9% to TRY 1,799.9 million in 2022 from TRY 2,164.8 million in 2021. Despite that the marketing activities and exchange rate effect increased in 2022, due to restatement in current currency for the effects of inflation, marketing expenses decreased on a yearly basis.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased 26.6% to TRY 622 million in 2022 from TRY 847 million in 2021. Net impairment losses on financial and contract assets as a percentage of revenues was stable to 0.7% for the year ended December 31, 2022 from 0.8% for the year ended December 31, 2021. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in net impairment losses on financial and contract assets amounted to TRY 213.3 million and TRY 529.0 million in 2022 and 2021, respectively.

We booked an impairment provision of TRY 1,251.1 million and TRY 1,992.1 million for contract assets, other assets and receivables from financial services for the years ended December 31, 2022 and 2021, respectively, depending on the evidence of impairment as a result of one or more events that occurred following the initial recognition of the asset and that loss event had an impact on the estimated future cash flows of the asset.

f.Other operating income/(expenses)

Other net operating expenses decreased to TRY 1,058.4 million in 2022 from TRY 1,653.7 million in 2021, mainly due to a lower litigation expenses, tax settlements as explained in Note 37 (Commitments and Contingencies), and revaluation tax expense. The effect generated by the restatement in current currency for the effect of inflation as of December 31, 2022 included in other net operating expenses amounted to TRY 386.7 million and TRY 1,040.9 million in 2022 and 2021, respectively.

g.Operating profit

Operating profit decreased by 75.6% to TRY 2,953.4 million in 2022 from TRY 12,101.4 million in 2021. As a percentage of revenues, operating profit decreased from 11.1% in 2021 to 3.2% in 2022, mainly due to due to a decrease in revenue which was partially offset by the decrease in cost of revenue, selling and marketing expenses and other net operating expenses.

h.Net finance income/(costs)

Net finance costs decreased to TRY 7,991.5 million in 2022 from TRY 9,780.0 million in 2021.

Finance income decreased by 65.7% to TRY 3,957.7 million in 2022 from TRY 11,528.0 million in 2021, mainly due to decline in the fair value of derivative instruments, despite increase in currency protected time deposits.

Finance costs decreased by 43.9% to TRY 11,949.2 million in 2022 from TRY 21,308.0 million in 2021, mainly due to the decrease in net foreign exchange losses, despite increase in net interest expenses for financial assets and liabilities measured at amortized cost. Net foreign exchange losses decreased to TRY 7,155.1 million in 2022 from TRY 18,399.8 million in 2021.

Moreover, monetary gain (loss) which arise from IAS 29 implementations amounted to TRY 7,767.1 million and TRY 4,804.5 million respectively in 2022 and 2021 years. The increase in monetary gain (loss) is due to the net monetary position change and 64.27% increase in inflation for the year ended 2022.

i.Income tax expense

Income tax expense was TRY 900.3 million in 2021 as compared to tax income of TRY 2,785.3 million in 2022, mainly due to the net positive change in the deferred tax income of TRY 2,618.3 million in 2022 which relates to deferred tax effect of IAS 29 adjustments, exemptions effects which mainly consist of R&D discounts, and amounts which are not deductible and permanent differences despite decrease in unrecognized deferred tax assets which mainly comprises unused tax losses for which no deferred tax asset has been recognized.

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

j.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” Loss allocated to non-controlling interests amounted to TRY 1.6 million for the year ended December 31, 2022, compared to a profit allocated non-controlling interests amounted to TRY 0.2 million for 2021.

k.Profit from discontinued operations

Profit from discontinued operations remained essentially stable at TRY 0.8 million in 2022, as compared to TRY 0.7 million in 2021.

l.Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company decreased to TRY 6,878.9 million in 2022 from profit for the year TRY 7,135.6 million in 2021. The detailed information is given in the sections above.

VIII. Effects of Inflation

According to Turkstat, due to wage raises, tax increases and also high commodity prices globally, inflation was generally on an upward trend in 2023. The year-end inflation was in line with the latest Medium-Term Program and CBRT expectations survey. High inflation played an important role in the increase in the USD/TRY from 18.69 to 29.43 during the year. For a description of the application of IAS 29 to our financial statements, see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29.” Expectations for a decrease in inflation for 2024 were announced by Turkish government officials. In the latest inflation report by the CBRT, inflation is projected to be 36.0% at the end of 2024. However, expansionary monetary policy and uncertainties caused by the upcoming elections may create upward pressure on inflation.

In 2023, in order to minimize the negative impact of challenging macroeconomic developments, especially inflation, on our financial results, we remained committed to our rational pricing strategy. This approach enabled us to maintain our dynamic position in the industry. We continued to adjust the prices of our products and services with a consistent and dedicated approach in line with inflation and market dynamics. In addition to rational pricing to maintain ARPU growth, we continued our strategy of increasing the postpaid subscriber base and upselling our customers to higher value packages with a greater value proposition. In addition, since 2022, the company has implemented biannual salary increases for employees in response to rapidly accelerating inflation. For further details on our pricing strategy in the context of inflation and the potential impacts of continued inflation, see “Item 4. Information on the Company—B. Business Overview—IV. Tariffs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

Despite an increase in Belarusian inflation in 2022, in 2023, the inflation was 5.1% at the year end. Belarus has not clearly stated its side in the Russia-Ukraine war and sanctions from the EU and the USA create concerns about the sustainability of the financial system. The biggest risk in the Belarusian economy is uncertainties about future and the impacts of new sanctions that have started to be imposed by the European Region. While Belarus recorded negative GDP in 2022 after its support to Russia and the sanctions imposed, in 2023 Belarus GDP grew by 3.9%. The largest contribution to 2023 GDP growth was achieved by an increase in industrial production of 7.7%. During the first quarter of 2024, GDP reached 4.1% year-on-year. The Belarusian central bank, which increased interest rates to 12% in 2022, subsequently gradually reduced interest rates to 9.50% during 2023.

In order to mitigate the devastating economic impact of the war, the National Bank of Ukraine (NBU) increased its policy rate to 25.0% from 10.0% in June 2022, remaining at this level until June 2023. Regulatory impacts and interest rate increases reduced the acceleration of inflation, which had been at 26.6% in December 2023, decreasing to 4.2% in February 2024. Alongside the reduced inflation, the NBU decreased its policy rate to 14.5% as of March 2024. Among the significant factors contributing to the decrease in inflation were the opening of food corridors and declining energy prices. However, if conditions worsen due to war, food corridors may be closed again, and energy shortages may arise. These developments have the potential to push inflation figures upward. There is a significant increase in FX reserves compared to the early days of the war, with a reserve of USD 41 billion in January 2024. While the NBU supports the two-way fluctuations of the market, the USD/UAH exchange rate around 38.00 is expected to continue as the short-term indicator exchange rate.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, namely UAH and BYN given our operations in Ukraine and Belarus. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkiye. Additionally, derivative financial instruments such as forward contracts, swap contracts, future contracts and options are used.

The foreign exchange risks in Turkiye as the result of purchases and borrowings in U.S. Dollars, Euros and CNY have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs.

In 2022, after Russia’s invasion of Ukraine, the Ukrainian economy was seriously damaged, with disruption of supply chains, electricity shortage, destruction of production facilities, increase in business costs and lower supply of goods and services. In order to reduce these effects, the government of Ukraine increased interest rates and fixed the USD/UAH exchange rate in July 2022. It is expected that the war will result in continued pressure on the exchange rate. In Ukraine, the National Bank of Ukraine (“NBU”) fixed the official UAH/USD exchange rate at 36.5686 as of July 21, 2022, and NBU shifted to the regime of managed flexibility of the exchange rate on October 3, 2023. As of 2023-year end, UAH/USD was at 37.9824. In 2023, inflation fell faster than expected, closing the year at 5.1%, due to higher harvests and thus more food supply, as well as due to further reduction of pressure on business costs. As of March 2024, the inflation figure was announced at 3.2%. However, in the current economic environment and considering the fragile economic conditions, there is a possibility of volatility in the financial markets in the upcoming period in Ukraine.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt and capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments. Policy makers have implemented various new regulations in 2023 regarding the utilization of loans and the usage of derivatives. As a result, the variety of interest rate hedging tools decreased sharply in the market. We are exposed to interest rate risk as part of our debt portfolio is dependent on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with interest rate derivatives with a minimum cost.

a.New Accounting Standards Issued

See Note 2 of our audited Consolidated Financial Statements included elsewhere in this annual report.

5.B Liquidity and Capital Resources

a.Net Cash Flows

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile and fiber communications network, in order to advance the current infrastructure, prepare the network for 5G services and prepare for future possible earthquakes, for working capital, for investments in data centers and renewable energy and for the servicing our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021

	(in TRY millions)
Net cash inflow from operating activities	41,721.5	42,281.1	61,646.7
Net cash (outflow) from investing activities	(20,905.8)	(31,712.1)	(29,009.6)
Net cash (inflow)/outflow from financing activities	6,769.3	3,388.4	(9,877.0)
Net increase in cash and cash equivalents	27,585.0	13,957.4	22,760.1
Effects of exchange rate changes and inflation adjustments on cash and cash equivalents	(16,502.4)	(21,614.0)	(15,807.9)

Net cash inflow from operating activities decreased to TRY 41,721.5 million in 2023, from TRY 42,281.1 million in 2022. The change in net cash inflow from operating activities between 2022 and 2023 was relatively stable.

Net cash outflow from investing activities decreased to TRY 20,905.8 million in 2023, from TRY 31,712.1 million in 2022. This change is mainly due to cash outflows for acquisition of property, plant and equipment and intangible assets, which increased to TRY 29,503.8 million in 2023, from TRY 28,278.5 million in 2022, which was partially offset by cash inflow for financial assets that increased to TRY 2,977.6 million in 2023, from cash outflow TRY 7,566.5 million in 2022, and by cash inflow for interest received that increased to TRY 5,825.4 million in 2023, from cash inflow TRY 3,986.6 in 2022.

Net cash inflow from financing activities increased to TRY 6,769.3 million in 2023, from TRY 3,388.4 million in 2022. This change was mainly due to net cash inflow in derivative instrument, loans and borrowings. Net cash inflow in proceeds from derivative instruments and repayments of derivative instruments, which is increased to TRY 2,993.0 in 2023 from cash inflow TRY 696.8 in 2022. Net cash inflow in proceeds from issues of loans and borrowings and repayments of borrowings is decreased to TRY 7,899.0 in 2023 from TRY 8,485.9 in 2022. However, net cash inflow in proceeds from issues of bonds and repayments of bonds is increased to TRY 2,535.1 in 2023 from TRY 907.9 in 2022.

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment mainly comprises of adjustments in order to reflect the impact of the inflation effect and translation differences on cash and cash equivalents, which decreased to TRY 16,502.4 in 2023 from TRY 21,614.0 in 2022.

b.Sources of Liquidity

Turkcell relies on its cash from operations to provide funding for its operations, complemented by a diverse range of financial instruments to ensure liquidity. In addition to cash generated internally, the company utilizes bank financing from both local and international institutions, as well as engaging in capital markets issuance. These strategies have enabled Turkcell to maintain a robust financial position while pursuing its growth objectives. As of December 31, 2023, our total debt was TRY 84,084.2 million (including TRY 2,427.6 million of lease obligations).

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

Our operations in Ukraine have been subject to restrictions in relation to foreign exchange controls for transfer and conversion, including a ban in Ukraine on the purchase and cross-border transfer of currency for the purpose of paying dividends, which is being replaced by monthly limitations on dividend distributions. Although these restrictions have not had a material impact on Turkcell’s ability to meet its cash obligations, they may impact our ability to receive dividends from our subsidiaries in those jurisdictions in the future, in particular if the sale of our operations in Ukraine is not realized. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Turkiye—Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operation and financial position in future periods” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We hold interests in several companies outside of Turkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks of doing business in such countries.

As described in more detail below, our borrowings consist of bilateral loans from local and international financial institutions, 144A/ Regulation S Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, CNY, EUR, UAH or TRY. The floating interest rates vary from LIBOR+0.58% to LIBOR+2.2% and from EURIBOR+1.9% to EURIBOR+4.0% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 1.53% to 5.80% for the loans denominated in U.S. Dollars, (ii) 1.0% to 6.30% for the loans denominated in EUR, (iii) 12.08% to 47% for the loans denominated in TRY excluding KKTCELL and TFS Kıbrıs Branch, (iv) 10.3% to 14.90% for the loans denominated in UAH, and (v) 3.7% to 5.5% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2024 to 2034. As of December 31, 2023, our borrowings consist of USD 174.5 million and EUR 776.7 million based on floating-rate pricing (i.e. SOFR and EURIBOR), of which USD 119.7 million and EUR 654.7 million will still be outstanding as of January 1, 2025.

In June 2023, we replaced LIBOR with the Secured Overnight Funding Rate (SOFR).

The ratio of our debt to equity was 68.8% as of December 31, 2023 compared to 81.1% as of December 31, 2022. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, See Note 28 to our Consolidated Financial Statements included elsewhere in this annual report.

Financing agreements of Turkcell

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

On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The loan has a maturity of three years and one week and its total annual cost will be in the EURIBOR+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to EURIBOR+2.00% or increase to EURIBOR+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, purchased hourly average certified renewable energy and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan agreement. According to new facility agreement, the maturity of the sustainability linked loan of EUR 50 million was extended from May 2022 to December 2026, and the amount was increased to EUR 70 million. Thus, EUR 20 million of additional financing was provided. Repayments have been made in two equal installments per year as of the third year and, since May 2022, the annual total cost of the loan varies between Euribor + 2.125%-2.325% depending on the realization of the targets set again within the scope of the agreement. These targets are the share of renewable energy in our company’s electricity consumption, the share of renewable energy production within the company and the annual amount of e-waste collection.

On March 11, 2020, we signed a EUR 50 million Green Loan agreement with ING European Financial Services Plc in order to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan has a maturity of five years and the total annual cost is Euribor+1.95%.

On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the following five years after the three-year grace period (availability period). The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion. The loan agreement comprises two tranches, each EUR 250 million. The first tranche has been fully utilized in November 2022. As of February 6, 2024, the Company has utilized EUR 342.4 million of the EUR 500 million. In August 2023, the availability period of the remaining EUR 157.6 million was extended until March 31, 2024, with no change in the loan interest. As of December 31, 2023, the remaining limit is CNY 199 million and EUR 77 million.

On December 18, 2020, we signed a USD 90 million, 10-year semi-annual amortizing export finance facility funded by ING N.V. and Swedish Export Credit Corporation (SEK) and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2021-2023. The loan agreement comprises three tranches, each with a tenor of 10 years. Each tranche has an availability period of 15 months and the last tranche can be utilized until April 2024. The tranches are to be repaid in semi-annual installments, and the total annual cost of each is 3.04%. Total cost includes annualized portions of the EKN premium and upfront fee. We had utilized USD 55 million facility under this agreement by fully utilizing the first two tranches as of March 2023. Remaining amounts from subject committed lines are USD 35 million from tranche C fully utilized on September 7, 2023 with a fixed rate of 1.53%.

On August 11, 2023, Turkcell signed a EUR 30 million, five-year (with one-year grace period) semi-annual amortizing Green Loan facility funded by the Bank of China (“BOC”) in order to finance our solar energy investment. The loan agreement comprises the minimum utilization amount is set as EUR 5 million with 3-months EURIBOR+2,50%. We had utilized EUR 23.9 million as of February 6, 2024. Remaining amounts from subject committed lines are EUR 6.1 million. On April 13, 2023, the Turkcell Board of Directors approved the issuance of debt securities in accordance with capital markets legislation by Turkcell in the domestic market, in Turkish Lira terms, at an amount of up to TRY 8.0 billion on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On April 27, 2023, we obtained approval from the CMB for an one-year period. A first issuance of TRY 500 million with a 183-day term and 29.50% interest rate was made on August 1, 2023. On August 9, 2023, an additional issuance of TRY 530 million, featuring a term of 183 days and an interest rate of 31%, was executed. Following this, on August 11, 2023, a third issuance of TRY 700 million was undertaken with a term of 182 days and interest rate of 31.50%.

Financing agreements of Turkcell Superonline

A first issue of TRY 200 million by Turkcell Superonline was made under a new issue program on September 13, 2022 with a 91-day term and 19.25% interest rate. It was followed by the second issue of TRY 200 million on December 13, 2022, with 92-day term and 20.75% interest rate. In 2023, Turkcell Superonline issued lease certificates amounting to TRY 100 million with a 181-day term and 24.0% interest rate on January 5, 2023. On March 15, 2023, another TRY 200 million lease certificate was issued with 133-day term and 23.00% interest rate. On May 30, 2023, another TRY 150 million lease certificate was issued with 99-day term and 35% interest rate. On July 7, 2023, another TRY 100 million lease certificate was issued with 90-day term and 35% interest rate. On July 26, 2023, TRY 300 million lease certificate was issued with 98-day term and 27% interest rate. On September 6, 2023, another TRY 200 million lease certificate was issued with 90-day term and 35% interest rate. On October 3, 2023, TRY 100 million lease certificate was issued with 99-day term and 39% interest rate. After fully utilizing the previous approved limit by the CMB, Turkcell Board of Directors approved a new resolution to allow Turkcell Superonline Iletisim Hizmetleri A.S. to issue lease certificates for an amount of up to TRY 3 billion under the same conditions, On October 18, 2023, an application for the approval of a new issue program for lease certificate was made to the CMB, and the approval was obtained on December 22, 2023.

On December 26, 2023, Turkcell Superonline signed a EUR 50 million bilateral loan from Societe Generale with a four-year maturity and six-month EURIBOR+4% total cost which was fully utilized on December 28, 2023.

As of December 2023, apart from the abovementioned TRY issuances, Turkcell Superonline has TRY 4.2 billion short term loans. In addition, Turkcell Superonline TRY 4.7 billion short term intra group loans via cash pooling mechanism.

Financing agreements of Financell

Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. The remainder of the borrowings are local currency loans from Turkish banks and local capital markets. As of December 31, 2023, Financell’s total loan portfolio was approximately TRY 5.8 billion and 6% of this portfolio consists of foreign currency loans TRY325 million, which are converted into TRY liabilities with cross currency swaps and thus do not carry any foreign exchange risk. Additionally, Turkcell Finansman has issued TRY 143 million bond with 120-day term and 43.50% interest rate on January 17, 2024. As of December 2023, apart from abovementioned TRY issuances, Financell has TRY 4.9 billion in short term loans, including Financell Kıbrıs Branch’s loans.

Financing agreements of other subsidiaries

For Turkcell Odeme, a lease certificate issue of TRY 165 million was made on March 30, 2023 with 104-day term and 23% interest rate. On May 3, 2023, TRY 150 million lease certificate was issued with 91-day term and 28% interest rate. On June 7, 2023, TRY 150 million lease certificate was issued with 97-day term and 35% interest rate. On July 12, 2023, a TRY 165 million lease certificate was issued with 91-day term and 33% interest rate. On August 2, 2023, TRY 200 million lease certificate was issued with 98-day term and 28% interest rate. Another lease certificate was issued for TRY 200 million with 91-day term and 35% interest rate on September 12, 2023. Following the complete utilization of the previous Turkcell Board of Directors resolution and the CMB approval, on August 4, 2023, the Board approved a new resolution to allow Turkcell Odeme to issue lease certificates for an amount of up to TRY 1 billion under the same conditions. On August 29, 2023, an application for the approval of a new issue program for lease certificates of up to TRY 1 billion was made to the CMB, and the approval was obtained on September 14, 2023. The first issue of TRY 200 million under the new issue program was made on October 11, 2023 with 113-day term and 39% interest rate. It was followed by another issuance of TRY 100 million on November 8, 2023 with 112-day term and 39.50% interest rate. Another lease certificate issue of TRY 200 million with 93-day term and 44.50% interest rate was issued on December 12, 2023. As of December 31, 2023, apart from the abovementioned TRY issuances, Turkcell Odeme has TRY 65.3 million short term loans.

In September 2021, we re-financed Boyut Enerji’s existing Ziraat Bank loans of which EUR 4.6 million and USD 5.8 million were with new USD 12 million monthly amortizing loan with 2.5% fixed interest and 5 years door-to-door maturity from QNB Finansbank. As of December 31, 2023, existing total loan exposure of Boyut Enerji is USD 10 million.

As of December 2023, Turkcell Gayrimenkul has TRY 945.9 million short term Turkish Lira loans, as well as TRY 780 million short term intra group loans via the Group cash pooling mechanism.

As of December 2023, Kibris Telekom has TRY 248 million loans which consist of three different borrowings from Northern Cyprus local bank market with a maximum of 2 years maturity.

c.Uses of liquidity

Our cash outflows through 2023 primarily included dividend payments, quarterly corporate tax payments, capital expenditures, debt service, the first installment of the donation for Southeastern Turkiye Earthquakes victims and our working capital needs.

Our capital expenditure on property, plant, equipment and intangible assets principally relates to network infrastructure investments, equipments, purchasing land and buildings, computer softwares, subscriber acquisition costs and telecommunication licences (2G licence renewal), as well as renewable energy investments. The majority of our capital expenditures are incurred in Turkiye. In 2023, there was continued investment in new infrastructure roll outs and infrastructure. Such capital expenditure were financed using cash flows generated from operations and external financing. Further information on capital expenditure is included in notes 12, 13 and 16 to the Consolidated Financial Statements included elsewhere in this annual report. We expect that our total operational capital expenditures as a percentage of revenues in 2024 will be around 23%.

In our opinion, our sources of liquidity and capital resources, including working capital, are sufficient for our present requirements. Under the current assumptions and circumstances, we expect to continue to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Turkiye. According to our current business plan for the operations in Turkiye, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow, existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions and increasingly high inflationary conditions in our markets, as well as strong currency devaluation which increases the cost in TRY of the equipment that we import, which we expect will continue. In addition, our working capital requirements may increase should the BRSA increase the maximum number of installments on mobile phone related loans. We expect to continue to experience moderate cash outflows in relation to capital expenditures for mobile and fiber investments, investments in data centers and renewable energy, investments in the network in preparation for a further possible earthquake, the second installment of the donation for Southeastern Turkiye Earthquakes victims, and dividend payments. In addition, if we are successfully in acquiring a 5G license whenever the application process occurs, we may need to make significant outflows for any required payment for 5G license authorization and network investments. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic conditions, in particular inflation and foreign currency exchange rates, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which or other we incur liquid obligations and debt. See “Item 3. Key Information—D. Risk Factors” for a discussion of these and other factors that may affect our projections.

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

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2023.

		Amount of contingent liability expiration per period—
		Remaining commitment
	Total	At
	amount	December 31,		Less than	1‑3	3‑5	Over
	committed	2023	Indefinite*	one year	years	years	5 years

	(in TRY millions)
Bank Letters of Guarantee	16,209.8	16,209.8	5,030.1	6,562.6	1,693.7	1,662.9	1,260.5
*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2023, we have contingent liabilities in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies, financial guarantees provided to subsidiaries and other public organizations amounting to TRY 16,209.8 million. We also provided guarantees to distributors amounting to TRY 1,681.3 million.

Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2023.

	Payments due by period
		Less than	1‑3	3‑5	After
Contractual Obligations	Total	1 year	years	years	5 years

	(in TRY millions)
Loans and borrowings(*)	93,337.9	27,937.3	36,819.6	27,135.6	1,445.5
Lease obligations	4,225.7	1,214.1	1,241.6	743.8	1,026.3
Payable in relation to the acquisition of BeST	2,958.4	—	14.6	287.6	2,656.2
Trade and other payables	13,840.0	12,622.5	990.5	—	227.0
Due to related parties	852.6	814.2	38.3	—	—
Participating Cross Currency Swap and FX swap contracts	180.2	(238.9)	418.6	0.5	—
Total Contractual Cash Obligations	115,394.8	42,349.2	39,523.2	28,167.6	5,355.0
*	Includes undiscounted interest and bonds issued and excludes finance lease obligations.

	Amount of Commitment
		Less than	1‑3	3‑5	After
Other Commercial Commitments	Total	1 year	years	years	5 years

	(in TRY millions)
Purchase obligations	5,059.9	851.3	2,535.1	789.8	883.7
Capital Expenditure	4,076.5	563.5	1,944.5	684.8	883.7

On December 31, 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 5,059.9 million (December 31, 2022: TRY 6,471.3 million). Of this, TRY 4,076.5 million consisted of capital expenditure related to the acquisition of property, plant and equipment.

d.Capital Transactions

There were no buy-back transactions in 2021 and 2022. In 2023, we have entered into buy-back transactions on our own shares; Please See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure” and “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

e.Dividend Payments

On April 15, 2021, the Company’s General Assembly approved the payment of a dividend amounting to TRY 2,585.8 million (equivalent to USD 320.3 million as of April 15, 2021) from the net distributable profit for the year ended December 31, 2020. This represents a gross cash dividend of full TRY 1.1753577 (equivalent to USD 0.1455930 as of April 15, 2021) per share. The dividend has been paid to the shareholders on April 30, 2021, July 30, 2021 and October 27, 2021.

On June 16, 2022, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,257.8 million (equivalent to USD 72.9 million as of June 16, 2022) from the net distributable profit for the year ended December 31, 2021. This represents a gross cash dividend of full TRY 0.5717157 (equivalent to USD 0.0331299 as of June 16, 2022) per share. The distribution to shareholders was performed in a single payment on July 26, 2022.

On September 13, 2023, the Company’s General Assembly approved the payment of a dividend amounting to TRY 2,260.0 million (equivalent to USD 83.9 million as of September 13, 2023) from a net distributable profit for the year ended December 31, 2022. This represents a gross cash dividend of full TRY 1.0272727 (equivalent to USD 0.0381396 as of September 13, 2023) per share. The distribution to shareholders was performed on December 20, 2023.

On May 2, 2024, the Company’s General Assembly approved the payment of a dividend amounting to TRY 6,277.0 million from a net distributable profit for the year ended December 31, 2023. This represents a gross cash dividend of full TRY 2.8532 (equivalent to USD 0.088542 as of May 7, 2024) (net TRY 2.5679) (equivalent to USD 0.079689 as of May 7, 2024). The distribution to shareholders will be performed on December 5, 2024.

The data provided in this section are not restated for IAS 29. For additional details regarding our dividend policy, see “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—II. Dividend Policy.”

5.C Research and Development, Patents and Licenses, etc.

As one of the pillars of our strategy, we aim to bring out technology at Turkcell. While following technological trends and developments, we strive to improve our competencies for an outstanding technology infrastructure. We were one of the first players in our sector to invest in large-scale R&D, and we are now one of the leading Turkish companies in terms of investment into, and results arising from, R&D. We plan to continue to support innovative projects within the Company to maintain our leadership and obtain the maximum benefit from these projects. In parallel, arising technologies such as cyber security, artificial intelligence and quantum technologies will be in our focus; in order to improve our technological competence and be ready for the quick pace of advancements.

Over the course of the past years, Turkcell has developed its own digital services and solutions. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on iOS, Android and HarmonyOS platforms. These applications are available for any user regardless of their choice of mobile operator. All of these apps are created and/or sustained by our in-house mobile application development team comprised of more than a thousand R&D engineers. In the scope of 5G and beyond communications, we contribute to the activities of international organizations such as 3GPP, ITU-T, GSMA, NGMN, ONF, TIP, and 5G IA (the private arm of 5G-PPP, which is now 6G Smart Networks and Services Industry Association (6G SNS-IA)), by attending meetings, joining work groups, projects and programs that help us follow the latest developments in next generation technologies and shape our future strategies. The next generation R&D (NG&RD), formerly 5G R&D, which was formed in 2017, is engaged in a number of national and international multi-party public-funded projects to attain knowledge, expertise and vision in 5G communications.

In addition, as of year end 2023, our wholly-owned subsidiary Turkcell Teknoloji’s R&D center employs around a thousand researchers accredited by the Ministry of Industry and Technology. Turkcell Teknoloji’s established team of experts develop a wide range of convenient and reliable solutions with innovative roadmaps. Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs.

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

We own a number of patents, utility models, trademarks and industrial designs. The culture and importance of intellectual and property rights were disseminated throughout the group. In this direction, all processes and solutions developed within the group are handled from this perspective. The Turkcell Group has a total of 4,144 national and 261 international patent applications and a total of 1,039 accepted patents as of the date of this annual report.

5.D Trend Information

a.Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Turkiye was 71.5%, 68.1% and 66.4% in 2023, 2022 and 2021 respectively, due to our value focus.

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

In the context of the COVID-19 pandemic, we observed a decrease in roaming revenues arising from travel restrictions in 2020. In 2021, the market was significantly lower compared to previous years as the pandemic had led to significant restrictions against mobility. In 2023, the market returned to normal conditions and reached pre-covid levels.

Despite rising inflation and challenging macroeconomic conditions in Turkiye, we did not see a major impact in customers spending habits and consumption patterns. When examining the household consumption statistics from Turkstat for the year 2022, we observe that communication services accounted for a mere 3.1% of the household budget. This may indicate that telecommunications services, due to their relatively small share of the household budget, are less affected by inflationary pressures and, consequently, that consumer behavior is less impacted by inflation. In 2024 to date, we see a continuation of demand to higher data quotas for mobile services or higher-speed broadband packages in fixed broadband services. In addition, we observed that the aggressive pricing policy and fast/easy activation process of alternative data providers, providing roaming services via eSIM for tourists, have intensified competition, altering the balance of the new acquisition market in Turkiye.

Though lifecell has performed well in spite of the difficult circumstances in Ukraine, by consistently increasing both subscriber and revenue market shares, no assurance can be given as to the impact of the continuing war to any businesses in Ukraine. As of December 31, 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation.

b.Regulations affecting our prices

The ICTA has on several occasions intervened to place caps or set lower limits on the tariffs that we charge in the Turkish market, as described in more detail below. In the past, the ICTA’s intervention in our retail voice and SMS prices negatively affected our ability to design and launch campaigns and offers and, consequently, had a negative impact on our business. In 2016, the ICTA removed the regulation on lower limit on on-net retail prices and campaigns. These pricing regulations were valid on all single voice tariffs and campaigns, whereas we were obliged to maintain our minimum on-net SMS rate on network base. The ICTA may again intervene, impacting the prices we charge for our tariffs. For examples, the mobile retail price caps and interconnection rates have had an impact on our prices.

Mobile Retail Price Caps

Maximum tariffs (including national and international call and SMS fee, name/title change fee, account takeover fee, MSISDN change fee, SIM card change fee, deactivating fee, detailed billing fee, and directory assistance service fee) are regulated by the Retail Price Cap Regulation adopted by the ICTA and updated every six months. The latest ICTA Board Decision dated March 19, 2024 set the rates at TRY 3.12 per minute for national voice and TRY 2.23 for national SMS for Turkcell, Vodafone and TT Mobile as of April 1, 2024.

Interconnection Rates

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulates both fixed and mobile interconnection rates. The mobile interconnection rates have substantially been changed so far with the interventions of the ICTA, where these prices were gradually decreased based on a glide path between 2022-2024. Further changes in interconnection rates may lead to us restructuring our tariffs and may impact our operational results.

i.Mobile Termination Rates

Since July 2013, Turkcell has been paid 2.50 kr/min for mobile call termination on its network. Rates for Vodafone and TT Mobil were TRY 2.58 kr/min and TRY 2.96 kr/min respectively. (TRY 1 Kurus (“TRY 1 kr”) = TRY 0.01)

The latest decision concerning Mobile Call Termination published on June 8, 2021 updates and gradually decreases the MTRs as of January 1, 2022 until January 1, 2024 when the asymmetry in MTRs will be removed and the rates will be equalized at the level of 2.1 kr/min for all operators. The announced change in MTR levels is expected to positively affect our financials (i.e. EBITDA levels).

The glide path of Mobile Call Termination Rates for voice calls between Turkcell, Vodafone, TT Mobil is summarized in the table below.

	VOICE (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/01/2022	2.39	2.44	2.71
01/01/2023	2.25	2.28	2.41
01/01/2024	2.10	2.10	2.10

ii.SMS Termination Rates

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

SMS Termination Rate of Turk Telekom’s (on its fixed network) is TRY 1.70 kr/SMS.

The glide path of SMS Termination Rates on Turkcell, Vodafone, TT Mobil’s networks are summarized in the table below.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/04/2022	0.8	0.8	0.8
01/01/2023	1.0	1.0	1.0
01/01/2024	1.2	1.2	1.2

iii.Fixed Termination Rates

Since May 2009, Turkcell has been paying Turk Telekom TRY 1.71 kr (single-transit), TRY 2.24 kr (double-transit), TRY 1.39 kr (local) per minute. In 2009, termination rates of other fixed line operators (including Turkcell Superonline) were determined as TRY 3.20 kr per minute.

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

	FTR (TRY Kurus)
	TURK TELEKOM
	Single-Transit	Double-Transit	Local	OTHER FIXED OPERATORS
2009-2021	1.71	2.24	1.39	3.20
01/01/2022		1.63		2.80
01/01/2023		1.55		2.20
01/01/2024		1.47		1.47

c.Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkiye in the last few years. The value of the Turkish Lira against USD continued to decrease in 2023, depreciating by 36.5% in 2023 compared to deprecation of 28.2% in 2022. Ukraine Hryvnia depreciated against USD by decrease of 3.7% in 2023 compared to depreciation of 25.4% in 2022. In Belarus, the Belarusian Ruble depreciated against USD by 13.9% in 2023 in contrast with a depreciation of 6.9% in 2022. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus, as well as ongoing military actions in Ukraine and the effects of certain sanctions impacting our activities in Belarus and the measures adopted, or that may be adopted, by other countries in response to these events, may lead to further impairments in the values of certain of our assets in the future.

5.E Critical Accounting Estimates

For a discussion of our significant accounting estimates and assumptions, See Note 2 to our Consolidated Financial Statements included elsewhere in this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. The 2020 amendments to our Articles of Association, details of which are provided below, mandate a Board of Directors containing nine members. Members of our Board of Directors are generally appointed for a term of three years. The CMB has a statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply, partially or completely, with corporate governance principles.

At the annual general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company, changing the board of directors’ structure and functioning. The Board of Directors’ size was increased from seven members to nine members, and an option was introduced for the attendance at Board meetings by electronic means as per Article 1527 of Turkish Commercial Code and the Communiqué on Electronic Meetings Held in Commercial Companies, Other Than General Assembly Meetings of Joint Stock Companies. Furthermore, meeting and decision quorums have been amended, allowing the Board of Directors to convene with the presence of a minimum of five members and resolve by the affirmative votes of at least five members present at the meeting. Furthermore, as the holder of Group A shares of the Company, our main shareholder TWF has the right to appoint a total of five of the nine members of our Board of Directors (excluding independent board members), including its Chairman, thereby effectively giving TWF control of our Board of Directors. Please See “Item 10. Additional Information—B. Memorandum and Articles of Association” for further details.

At the ordinary general assembly dated September 13, 2023, Mr. Meliksah Yasin was elected as a Member of the Board of Directors, replacing Mr. Tahsin Yazar. On September 14, 2023, Ms. Ayse Nur Bahcekapili was elected as a member of the Board of Directors, replacing Mr. Bulent Aksu. On September 14, 2023, Mr. Senol Kazanci was elected as the Chairman of the Board of Directors. On April 15, 2024 tenure of the current Board Members expired. At the annual general assembly meeting held on May 2, 2024, Mr. Senol Kazanci, Ms. Figen Kilic, Ms. Ayse Nur Bahcekapili, Mr. Meliksah Yasin, Mr. Salim Arda Ermut, Mr. Mehmet Naci Inci, Mr. Nail Olpak, Mr. Serdar Cetin and Mr. Idris Sarisoy were elected as members of the Board of Directors. Mr. Serdar Cetin, Mr. Mehmet Naci Inci and Mr. Idris Sarisoy were elected as independent board members. Mr. Senol Kazanci was elected as chairman on the same date.

As of May 7, 2024, our Board of Directors had the following members:

Name	Appointed to the Board of Directors	Date of Tenure Expiration
Senol Kazanci (Chairman)	May 2, 2024	May 2, 2027
Figen Kilic	May 2, 2024	May 2, 2027
Ayse Nur Bahcekapili	May 2, 2024	May 2, 2027
Meliksah Yasin	May 2, 2024	May 2, 2027
Salim Arda Ermut	May 2, 2024	May 2, 2027
Mehmet Naci Inci	May 2, 2024	May 2, 2027
Nail Olpak	May 2, 2024	May 2, 2027
Serdar Cetin	May 2, 2024	May 2, 2027
Idris Sarisoy	May 2, 2024	May 2, 2027

Biographies of Current Board Members

Senol Kazanci, born in 1975, graduated from Istanbul University, Faculty of Law. Senol Kazanci worked as TVNET General Manager between 2007 and 2011, as the Chief Advisor of the Prime Minister between 2011 and 2014, and as the Chief Advisor to the President in 2014. He served as the Chairman and General Manager of the Anadolu Agency between 2014 and 2021. Senol Kazanci, who was initially elected as the member of Turkcell Board of Directors on April 15, 2021, was re-elected on May 2, 2024. Mr. Kazanci has been the Chairman of Turkcell Board of Directors since September 14, 2023.

Figen Kilic, born in 1970, graduated from Selcuk University, Electrical Electronics Engineering department and received her Master’s Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kilic also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kilic, started her career as technical translator in Ihlas Group, before moving to Istanbul Municipality BELBIM A.S. in 1995 for a lengthy period, working on payment projects as R&D engineer, Project Coordinator and R&D Manager. In 2010, she transferred to E-Kent Odeme Sistemleri A.S. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Turkiye. In 2014, Figen Kilic worked in Mobile Payment and M2M & IoT teams at Turkcell Iletisim Hizmetleri A.S. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Turkiye as its first women board member. Kilic became the vice president of the board in 2018. After her term in office ended in 2019, she acted as Service Delivery General Manager of the Republic of Turkiye Ministry of Family, Labor and Social Services. On January 29, 2021, she was elected as a member of the Turkcell Board of Directors. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024, Figen Kilic was re-elected as the Member of the Turkcell Board of Directors.

Meliksah Yasin, born in 1975, graduated from Istanbul University Faculty of Law in 1996. In the same year, he began his master’s degree at Istanbul University’s Institute of Social Sciences and completed it in 1998 with his thesis titled “Control of the Administration by the Parliament.” In 1997, he started working as a research assistant in the Department of Administrative Law at the Marmara University Faculty of Law. He initiated his doctoral studies at Marmara University’s Institute of Social Sciences in 1998 and completed them in 2002 with his doctoral thesis titled “The Capital Markets Board and Its Transactions.” Mr. Yasin conducted academic research at King’s College in 2007 and 2008. In 2010, he was appointed as an associate professor at the Istanbul University Faculty of Law. Since 2016, he has served as a professor of Administrative Law at Istanbul University. He has also held various administrative positions at the university. Mr. Yasin, who has authored books and numerous articles in the field of administrative law, is currently a visiting academic at Oxford University Faculty of Law. On September 13, 2023, he was elected as a member of the Turkcell Board of Directors. On May 2, 2024, he was re-elected as a member of the Turkcell Board of Directors.

Ayse Nur Bahcekapili, born in 1954, completed high school education in Istanbul Kiz Lisesi and later graduated from Istanbul University Faculty of Law. Starting her career as a private attorney, Ms. Bahcekapili served as a member of the Istanbul Bar Association Board of Directors and General Secretary from 1988 to 1992. She was also a member of the Board of Directors of the Union of Turkish Bar Associations from 1997 to 2005. In 2007, she was elected as a member of parliament from the second district of Istanbul. From 2007 to 2009, Ms. Bahcekapili served as the Speaker of the Constitutional Committee of the Turkish Grand National Assembly, and chaired the Turkiye-Cuba Inter-parliamentary Friendship Group. Ms. Bahcekapili served as the Deputy Group Chairman of the Justice and Development Party from 2009 to 2013. From July 2013 to June 2015, she held the position of Deputy Speaker of the Turkish Grand National Assembly, and resumed the role from November 2015 to June 2018. From 2020 to 2023, Ms. Bahcekapili served as the Chief Advisor to the President and continues to hold the position of a member of the Legal Policies Council of the Presidency. On September 14, 2023, she was elected as a member of the Turkcell Board of Directors. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024, she was re-elected as a member of the Turkcell Board of Directors.

Nail Olpak, born in 1961, graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master’s degree in the field of Energy. Mr. Olpak serves as the Chairman of the Board of NORA Elektrik AS and PAK Yatirim AS and as the board member of companies in which these companies have shareholdings. As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEIK, Board Member of Export Credit Bank of Turkiye (TURK EXIMBANK), Board Member of Turkcell, Board Member of Istanbul Development Agency (ISTKA), Member of Coordination Council for the Improvement of Investment Environment (YOIKK), Member of High Advisory Board of MUSIAD, Chairman of the Board of Trustees of OLPAK FOUNDATION, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of Istanbul Chamber of Commerce (TUGEV), Member of Founders Board of Ilim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (IGETEV), Member of the Board of Trustees of the Foundation for the Support of Istanbul Medeniyet University. Nail Olpak also served as the 5th Period Chairman of MUSIAD (Independent Industrialists and Businessmen’s Association) and the Chairman of MUSIAD High Advisory Board, Council Member of B20 Steering Committee of Turkiye, Council Member of ITO (Istanbul Chamber of Commerce), Board Member of IDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Turkiye Silicon Valley. Nail Olpak was granted the title of Honorary PhD in the branch of International Relations by Ahi Evran University and Mehmet Akif Ersoy University. Mr. Olpak was appointed as a member to the Turkcell Board of Directors, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024, he was re-elected as a member of the Turkcell Board of Directors.

Serdar Cetin, born in 1977, graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management with a major in strategic management. Serdar Cetin served at the board of Play Group from July 2007 till November 2020. He was a management board member of Play (P4 Sp.zo.o.) from July 2005 till October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Cetin was a board member of Turknet Iletisim Hizmetleri A.S. and its then parent company NetOne Holdings S.a.r.l., between 2007 until April 2013. He served as a board member or board observer in several telco or technology companies including Machinezone, which is now acquired by Applovin (USA), Netia (Poland). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Cetin was a board member of WOM S.A. Chile and WOM Colombia and was a partner of Novator Partners LLP. Prior to joining Novator, Mr. Cetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London. He works as founding founder in Purplecrest LLP. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Serdar Cetin was elected as an independent member of the Turkcell Board of Directors. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024, he was re-elected as an independent member of the Turkcell Board of Directors.

Salim Arda Ermut, born in 1980, was the former President of the Presidential Investment Office. He became a Press and Public Relations Consultant to the Prime Minister in 2005 after graduating from the Department of Political Science and International Relations at Boğaziçi University. Following various management positions in the Investment Support and Promotion Agency of Turkiye, which he joined in 2005 as a specialist, he was appointed as the President of the Agency in 2015. During his tenure, he played a role in bringing various international direct investments to Turkiye. He served as Board Member of the SunExpress and Vienna Economic Forum between 2015-2019, Vice President of Turkish Basketball Federation between 2019-2021 and as the president of the World Association of Investment Promotion Agencies (WAIPA) for four years. He served as a board member of Turkish Airlines and acted as one of three members in Executive Committee between 2019 and 2021. He served as a board member of the Turkiye Wealth Fund between 2018-2020. He was appointed as the CEO and board member of the Turkiye Wealth Fund on March 2021. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024 Mr. Salim Arda Ermut was elected as a member of the Turkcell Board of Directors.

Mehmet Naci Inci, born in 1965, received his BSc degree from Marmara University, Istanbul, in 1987; and his PhD degree in physics from Heriot-Watt University, Edinburgh, UK, in 1993. From 1993 to 1994, he worked as a postdoctoral research fellow on fiber optic communication systems at the Electrical Engineering Department, Stanford University, CA, USA. In 1994, he moved to Boğaziçi University as Assistant Professor at the Department of Physics. He was promoted to Associate Professorship in 1996 in the same university. He was invited to Gunma University (Japan) as the guest researcher on the industrial applications of fiber optic sensors between 1998 and 1999. From 1999 to 2005, he worked as a faculty member at Sabancı University, Faculty of Engineering and Natural Sciences. He took an active part in establishing basic and research laboratories and curriculums of undergraduate and postgraduate programs. In 2005, he joined Bogazici University as Professor of Physics. He was the Head of Physics Department for about 5 years between 2013-2020. He is currently the Rector of Boğaziçi University since 15 July 2021. Prof. Inci has been invited as guest scientist by various universities abroad, including Stuttgart University (Germany), Gunma University (Japan), Norwegian Technical University and Heriot-Watt University (UK). Among his areas of research areas are applied optics for industry, quantum optics, nonlinear optics, quantum computing, optoelectronics, fiber optics sensors, fiber optic telecommunications, solid state physics, optical profilometry, photonic crystals and photonics of nanostructures. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024 Prof. Dr. Mehmet Naci Inci was elected as an independent member of the Turkcell Board of Directors.

Idris Sarisoy, born in 1974, received his undergraduate degree in public finance from the Department of Economics and Administrative Sciences at Erciyes University in 1998. He joined the master’s program in public finance theory at the Istanbul University Institute of Social Sciences in the same year. His master’s thesis, “Public Sector Deficits and Fiscal Policies in Turkiye,” was completed in 2000. He began his doctoral studies in public finance theory at Marmara University Institute of Social Sciences in 2001. He finished his studies in 2006 with a thesis titled “Tax Incentives Provided to Small and Medium Enterprises and the Turkish Practice.” In 2002, he enrolled in the Department of Public Finance at Zonguldak Ecevit University Faculty of Economics and Administrative Sciences, Department of Public Finance. Mr. Sarisoy began working as an assistant professor in the Department of Political Science and Management of Marmara University’s School of Political Science in 2014. He also serves as an academic member of the Tax Council of the Ministry of Public Treasury and carries out academic research mainly in the fields of taxation, poverty, foreign capital inflows, electoral declarations and health economics. At the Ordinary General Assembly Meeting for 2023, held on May 2, 2024, Mr. Idris Sarisoy was elected as an independent member of the Turkcell Board of Directors.

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. In 2023, the Company underwent an organizational transformation. This restructuring involved a reduction in the number of executive vice presidents and a redefinition of the responsibilities assigned to them, aiming to achieve a more focused approach. The objective was to improve efficiency and establish a leaner and more functional organizational structure. The appointed executive vice presidents possess international expertise, particularly in areas such as research and development and technology.

The following table sets forth the name and office of each member of our Corporate Executive Team as of May 7, 2024.

Name	Office
Ali Taha Koc	Chief Executive Officer
Kamil Kalyon	Executive Vice President— Finance (CFO)
Ali Uysal	Executive Vice President— Legal and Regulation
Kadri Ozdal	Executive Vice President—Sales
Murat Akguc	Executive Vice President—Marketing and Digital Services
Mustafa Demirhan	Executive Vice President—Information and Communication Technologies
Vehbi Cagrı Gungor	Executive Vice President—Network Technologies
Erkan Durdu	Executive Vice President—People and Business Support

Biographies of Executive Officers

Ali Taha Koc, born in 1980, completed his undergraduate degree in 2001 at Bilkent University, Department of Electrical and Electronics Engineering with full scholarship. Afterwards, he received his master’s and doctorate degrees in the Department of Electrical Engineering at University of Texas at Dallas, both with full scholarships. Dr. Ali Taha Koc PhD joined Intel in 2006 as a research and development (R&D) engineer in the USA. During his tenure at Intel, he developed 61 patents, published 23 scientific articles, and developed and managed several international projects. In 2013, he became one of the 10 awarded engineers who developed the most patents at Intel. After returning to Turkiye in 2014, he started to work as the Chief Counsellor of the Prime Ministry and in the same year he was appointed as the Head of Information Technologies of the Presidency. During his tenure at the Presidency, he also managed the formation of the State Information Coordination Center (SICC) in the Presidency Security Policies Department, and started the information flow from all ministries and security units to the Presidency. Koc was appointed as the Head of Digital Transformation Office on 12 September 2018. Besides his duties at the Presidency, he also served as a board member of Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (Turksat Satellite Communications Cable TV and Business Inc.). Koc teaches graduate and doctorate courses at the Department of Electrical and Electronics Engineering at Bilkent University.

Kamil Kalyon, born in 1974, graduated from the Marmara University Department of Business Administration. He began his professional career at the Ernst & Young Turkiye (EY) Tax department in 1996. During his twelve-year career at EY, he took part in many strategic projects, ultimately holding the position of Senior Manager. Between 2008 and 2012, he worked as the Finance Director in Kont Bilisim Group operating in the information technologies sector. He entered OMV Petrol Ofisi A.S. a subsidiary of the Austria-based OMV Group, as Tax Director in 2012 where he remained for four years. Kamil Kalyon joined Turkcell Iletisim Hizmetleri A.S. as Tax and Group Reporting Director in December 2016 and worked as the Financial Planning and Analysis Director at our Company until February 2021. He has been appointed as Turkcell Chief Financial Officer as of September 2023. Kalyon holds the titles of Sworn-in Certified Financial Advisor and Independent Auditor.

Kadri Ozdal, born in 1974, graduated from Dokuz Eylul University, Faculty of Economics and Administrative Sciences, Department of Public Administration. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. He later joined Turk Telekom in sales development, channel optimization and management. He worked as sales development director and then as CSO between 2011-2012. Kadri Ozdal took part in foundation and management of n11.com which is one of the largest e-commerce platforms in Turkiye and worked in the CSO role. In February 2016, he started as Alternative Sales Channels Director at Turkcell and subsequently served as non-exclusive and digital sales channels, later as Retail Channels Sales Director and finally as Executive Vice President of Consumer Sales. Ozdal was appointed as Turkcell Chief Sales Officer as of November 2023.

Mustafa Demirhan, born in 1979, completed his undergraduate studies in the Electrical and Electronics Engineering department of Bilkent University with a full scholarship in 2001, and received his master’s degree in the Electrical and Electronics Engineering department of Rutgers University in 2003. Mustafa Demirhan, who started his professional career as a research and development engineer at Intel in 2003, developed 14 patents until 2007. In 2007, he started working on smartphone software at Microsoft. Later, he took on the manager role in projects such as Microsoft 365, Microsoft’s first successful cloud computing product, and subsequently, Microsoft Azure. He served as a manager in open-source cloud computing projects at Google in 2018, and returned to Microsoft in 2021 to manage critical projects in the field of cyber security. As of December 2023, Mustafa Demirhan started his role as Chief Information and Communication Technologies Officer at Turkcell.

Murat Akguc, born in 1976, completed his undergraduate degree at Bogazici University, Department of Industrial Engineering, and the Executive MBA program at Rotterdam School of Management. He has over 20 years of experience in business development, technology, telecommunications, strategy, digital innovation, and venture capital, he started his career at the Osmanlı Bankası and later worked on treasury projects in the banking sector. In 2004, he served as Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. Returning to Turkiye in 2015, Akguc held senior management positions in the fields of technology, digital product development, strategy, and marketing in the international media and gaming industry on an international scale.. He started working as Deputy General Manager responsible for Venture Capital and Technology Investments at the Turkiye Wealth Fund, which he joined in 2021. He led the establishment of the Turkiye Technology Fund – TTF, which invests in Turkiye Venture Capital funds, and other important projects, especially the acquisition of Turk Telekom, which is Turkiye’s largest acquisition in 2022. In addition to these duties, he served as a Member of the Board of Directors of Turkiye Sigorta and Member of the Board of Directors of TVF Technologies Investments. As of November 2023, Akguc was appointed as Turkcell Chief Marketing and Digital Services Officer.

Erkan Durdu, born in 1972, completed his undergraduate studies in the Radio and Television department of Istanbul University and received his master’s degree in the Communication Sciences department at Marmara University. He began his career as a program producer at TRT Istanbul Radio, and worked as a reporter and editor at Kanal 7, Radikal, and Aksam newspapers. From 2003 to 2011, he served as a Minister Advisor at the Prime Ministry. Between 2011 and 2014, he held the position of Deputy Director General of Press, Publishing, and Information at the Prime Ministry. From 2014 to 2021, he served as Vice Chairman of the Board and Deputy General Manager at TRT. Between 2022-2023, he held the position of General Secretary at TUBITAK. In addition to these roles, he served in various important positions such as a member of the Audit Committee at the Development Bank, a member of the Board of Directors at Euronews, and a member of the Board of Directors at the Press Advertisement Agency. He provided leadership in areas such as Human Resources, Budget and Financial Operations, Broadcast Strategies, Change Management, Content Management, and Digital Business Services in the institutions where he worked. As of November 2023, Durdu has been appointed as Turkcell Chief People and Business Support Officer.

Vehbi Cagri Gungor, born in 1979, received his B.Sc. and M.Sc. degrees from Middle East Technical University, Department of Electrical and Electronics Engineering in 2001 and 2003. He obtained his Ph.D. degree from the Department of Electrical and Computer Engineering at Georgia Institute of Technology (Atlanta, GA, USA) in 2007. Receiving the Full-Professor title in 2018, Mr. Gungor’s research areas are in the fields of next-generation wireless communications, 5G and 6G mobile networks, Internet of Things and Artificial Intelligence. Mr. Gungor served as a project manager at Eaton Corporation, a researcher at Siemens Corporate Research, and an Executive Board Member in the TUBITAK TEYDEB BILTEG. Prof. Dr. Güngör has received many international and national scientific awards. Prof. Dr. Güngör’s research projects have been funded by several institutions, such as the European Union, the Ministry of Science, Industry and Technology, and TUBITAK. Mr. Gungor has more than 100 research articles published in international peer-reviewed journals and conferences and several patents. Mr.Gungor, joined Turkcell as Chief Network Technologies Officer as of November 2023.

Ali Uysal, born in 1980, graduated Istanbul University Faculty of Law, completed his master’s degree in European Union Law at Stockholm University Faculty of Law. He started his professional career as a lawyer in 2003, worked as a senior lawyer in the corporate consultancy department of law firms serving national and international clients until 2009. In 2009 he started working at SunExpress Airlines, a joint venture company of Turkish Airlines and Lufthansa, as Legal Counsel responsible for the establishment of the Company’s internal legal department and continued until 2014. Ali Uysal, who served as the General Legal Counsel of Turkish Airlines between 2014 and 2019, has been working as the Corporate Legal Affairs Director within the Deputy General Manager of Legal Regulation at Turkcell since 2020. As of November 2023, Uysal was appointed as Turkcell Chief Legal and Regulation Officer.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. It was resolved to pay Board members, including the Chairman, monthly compensation of TRY 100 thousand at the General Assembly Meeting held on September 13, 2023. At the Annual General Assembly meeting held on May 2, 2024, the monthly compensation of the Chairman and each member of the Board of Directors was set at a monthly net total of TRY 150 thousand, with such compensation to be increased at the rate of the average wage increases carried out for the company’s employees.

For the year ended December 31, 2023, we provided, paid and accrued an aggregate of TRY 398.9 million (as restated in accordance with IAS 29) to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 398.9 million. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016. As of December 31, 2023, since the financial performance conditions were met, the Group recognized TRY 28.3 million (not restated for IAS 29) regarding this plan, corresponding to the first installment over a three-year period. A total of TRY 3.8 million and TRY 6.2 million was paid in 2020 and 2019 (not restated for IAS 29), respectively, as the financial performance conditions were met in 2019.

We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is USD 40 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Turkiye Sigorta A.S., an insurance company in Turkiye. The policy expired on October 1, 2023, and we renewed until October 1, 2024, with the same limit and conditions offered on the previous policy.

6.C Board Practices

For more information on our directors and the period during which each director has served on the board, see “—A. Directors and Senior Management.”

Committees of the Board of Directors

On August 17, 2023, the Working Principles of The Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee and Early Detection of Risk committees were revised. On November 7, 2023, the Audit Committee Working Principles were revised again. The Working Principles of The Strategy and Digitalization Committee were revised on December 20, 2023.

a.The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the NYSE to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Serdar Cetin, Mr. Mehmet Naci Inci and Mr. Idris Sarisoy. Mr. Idris Sarisoy is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

Similar to the Swiss Code, board committees in Turkish law merely have a “decision-shaping,” rather than “decision-taking” role. Additionally, as per a decision of the Board of Directors, the responsibility of the Audit Committee members is also considered as a joint responsibility of all Board members.

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

b.The Corporate Governance Committee

The Corporate Governance Committee, based on the CMB’s corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents if needed to the Board of Directors remedial proposals to that end. Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles of the Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and the CMB’s “Corporate Governance Principles.” In the relations between the Company and our shareholders, the Committee assists the Board. To that end, it oversees the investor relations activities.

The current members are Mr. Serdar Cetin, Mr. Meliksah Yasin, Ms. Ozlem Yardim, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance and Capital Markets Compliance Director. Mr. Serdar Cetin is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Ms. Ozlem Yardim were appointed as the members of the Corporate Governance Committee on September 13, 2023 by a CMB Communiqué requirement.

c.The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Idris Sarisoy, Mr. Senol Kazanci and Mr. Meliksah Yasin. Mr. Idris Sarisoy is the Chairman of the Candidate Nomination Committee.

d.The Remuneration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members are Mr. Nail Olpak, Mr. Senol Kazanci and Mr. Idris Sarisoy. Mr. Idris Sarisoy is the Chairman of the Remuneration Committee. The Board also adopted the Remuneration Committee’s Charter and approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board and posted on our website. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

e.The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. Current members are Mr. Mehmet Naci Inci, Ms. Figen Kilic and Ms. Ayse Nur Bahcekapili. Mr. Mehmet Naci Inci was elected as the Chairman of the Early Detection of Risk Committee.

f.	The Strategy and Digitalization Committee

As per the Turkish Commercial Code Article 366 (2), the Strategy and Digitalization Committee was established on February 17, 2022. The primary objective of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by providing advice in relation to strategy, digitalization and effectiveness frameworks within Turkcell. The decisions of the Committee, which reports to the Board of Directors, are advisory. Current members are Mr. Mehmet Naci Inci, Mr. Senol Kazanci, Mr. Serdar Cetin, Mr. Mustafa Demirhan (Executive Vice President—Information and Communication Technologies) and Mr. Tolga Kilic (Director– Strategy). Mr. Mehmet Naci Inci was elected as Chairman of the Strategy and Digitalization Committee.

6.D Employees

The following table sets forth the number of employees by activity as of December 31, 2023, 2022 and 2021.

Turkcell	2023	2022	2021
Board of Directors & CEO Office	34	29	30
Group Internal Audit	47	45	56
Legal & Regulation	125	132	139
Finance	273	276	279
Strategy	18	19	14
Marketing & Digital Services (1)	259	235	242
Network Technologies	910	1,035	1,131
Information & Communication Technologies	564	423	452
People & Business Support(2)	353	342	377
Sales(3)	730	751	1,085
Turkcell Superonline International & Wholesale Management	44	41	42
Corporate Social Responsibility Sustainability (4)	8	32	35
Internal Control and Continuous Management	48	50	46
Turkcell Energy Solutions	—	—	1
Subtotal	3,413	3,410	3,929
Subsidiaries
Turkcell Global Bilgi	15,987	15,837	17,347
lifecell	1,064	1,026	952
BeST	404	389	392
Global Bilgi LLC	670	632	828
Turkcell Teknoloji	1,048	1,054	1,244
Kibris Telekom	199	197	192
Others(5)	1,567	1,250	754
Subtotal	20,939	20,385	21,709
Total	24,352	23,795	25,638
(1)	The Marketing and Digital Services and Solutions organizations, managed separately, have merged to enhance organizational efficiency.
(2)	In order to have lean organization and provide agility, Human Resources and Supply Chain Management functions are merged and renamed under People & Business Support function.
(3)	In line with our customer-oriented approach; Consumer Sales, Corporate Sales and Digital Business Services functions have been restructured in order to position similar competencies in different segments together and achieve synergy.
(4)	As of April 2023, the name of Corporate Communications and Sustainability was changed to Corporate Social Responsibility Sustainability.
(5)	Others includes the following subsidiaries: Turkcell Superonline, Global Tower, UkrTower, Turkcell Satis, Turkcell Odeme, Turkcell Enerji, Lifetech, Sofra, Paycell LLC, Beltower, Turkcell Sigorta, Lifecell Dijital, Lifecell Muzik, Lifecell Bulut, Atmosware Teknoloji, Boyut Enerji, Digital Services & Solutions, Turkcell Dijital, Dijital Egitim, Turkcell Dijital Sigorta, and Turkcell Gayrimenkul

We remain confident that high levels of subscriber satisfaction will be possible with continued investment in our people. To that end we continue to strive to attract the best talent in the market.

We are able to recruit highly qualified employees due to our position as a leader in the Turkish mobile communication market and our strong corporate identity. Stringent hiring and training standards have resulted in a professional organization with high-caliber employees within a challenging workplace.

With regard to employee compensation and benefits, the major principles of our policy are to preserve internal equity and external competitiveness and reflect individual performance in compensation packages.

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure, market movement data and individual performance.

All employees receive net salary instead of gross salary. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). Since 2022, the company has implemented biannual salary increases for employees in response to rapidly accelerating inflation.

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

Starting from January 2016, we launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan fulfilled the criteria for 2019 and 2023; but the performance in 2020, 2021 and 2022 did not meet the criteria.

●	For 2019, the cash equivalent of 736,918 shares in total was paid in March 2020 as the first installment. The second installment was paid in the cash equivalent of 640,303 shares in total in February 2021. There was no entitlement to a third installment for 2019 since the performance criteria were not met.
●	For 2023, the cash equivalent of 2,726,780 shares in total was paid in February 2024 as the first installment.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

Based on reporting made to us on May 7, 2024, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 2,000 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

6.F Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth information relating to ownership of our ordinary shares by shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and represents 100% of our Company’s capital. This information is current as of May 7, 2024, based on the information provided by the Central Securities Depository of Turkiye and company share register.

Following the amendments of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares was created (“Group A Shares”). Group A shares refer to the privileged shares of the Company corresponding to 15% of its total issued share capital. Group B shares refer to the ordinary shares of the Company corresponding to 85% of its total share capital (“Group B Shares”). A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of the Company. In addition, a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of the board of directors of the Company, and (b) the chairman of the presiding committee of the general assembly of shareholders. Therefore, TVF BTIH, as the sole holder of Group A shares, has the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman. Accordingly, TVF is the controlling shareholder of the Company

For additional details regarding the voting rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—d. Voting Rights.”

			Percent of	Percent of
	Nominal TRY	Percent of	Group A	Group B
	Value of	Shares	Shares	Shares
Name and Address of Owner	Shares Owned	(%)	(%)	(%)
TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.(1)	576,400,000.24	26.20%	15.00%	11.20%
Ortakoy Mah. Muallim Naci Cad.
Vakifbank Apt. No: 22
Besiktas/Istanbul
IMTIS Holdings S.à r.l.(1)	435,600,000.00	19.80%	—	19.80%
19 rue de Bitbourg
L‑1273
Luxembourg
Shares Publicly Held(2)	1,187,999,999.76	54.00%	—	54.00%
Total	2,200,000,000.00	100.00%	15.00%	85.00%
(1)	In October 2020, TWF, the wealth fund of the Republic of Turkiye, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret A.S.) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are owned by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which LetterOne Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.
(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure —g. Free Float Definition Rules.”
(3)	As of May 7, 2024, Turkcell had 71,836,044 ADRs outstanding held by 53 registered ADR holders. To the best of our knowledge, as of December 31, 2023, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

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

Following these transactions, TVF BTIH holds a 26.2% direct interest in the shares of the Company. According to Material Event Disclosure forms published on November 10, 2020 and November 13, 2020 on the Public Disclosure Platform by IMTIS Holdings, an entity in which Letterone Investment Holdings S.A. has an indirect economic interest, 110,000,000 of Turkcell’s shares (corresponding to 5% of the issued share capital of Turkcell) have been sold at Borsa Istanbul. The shares were sold to institutional investors through accelerated bookbuild process at an approximately 7% discount. Following completion of the transactions, capital shares of TVF BTIH and IMTIS Holdings in the Company have become 26.2% and 19.8%, respectively.

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

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2023, See Note 38 to our Consolidated Financial Statements included elsewhere in this annual report.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, are included in “Item 18. Financial Statements.”

Our Company’s Board of Directors decided to appoint Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. as the independent audit firm to audit our consolidated financial statements for the year 2023. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on September 13, 2023.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. This includes material disputes such as the dispute with the Turkish tax authorities regarding the Special Communication Tax, disputes regarding the Law on the Protection of Competition and a dispute with the ICTA regarding the investigation of R&D Obligations (covering 2013-2016, 2016-2017, 2017-2018 and 2018-2021), the investigation on 3G and 4.5G Service Quality Obligations and Fizy service and the investigation on refunds as well as various other matters.

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

For additional information regarding our dividend payments in 2021, 2022 and 2023, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—e. Dividend Payments.”

Pursuant to CMB regulations, the dividend distributions of publicly held companies are regulated as follows:

From the distributable net dividend calculated as per the CMB’s regulations, the entire amount calculated according to the CMB regulations regarding the requirement of minimum dividend distribution shall be distributed in the event such amount can be covered by the distributable net dividend in the statutory records. In the event that the entire amount cannot be covered by the distributable net dividend in the statutory records, the total distributable net dividend in the statutory records shall be distributed. In the event there is net loss in the financial statements prepared as per the CMB regulations or statutory records, there shall be no dividend distribution.

The Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation. However, the law entitles the Board to regulate dividends. The CMB also published a Communiqué on Dividends (II-19.1) on January 23, 2014 which entered into force on February 1, 2014. Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company. As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard. The Communiqué also sets out the principles and procedures for the distribution of dividends. To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See “Item 10. Additional Information—E. Taxation.”

For additional details regarding our dividend policy, See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—c. Dividend Distribution and Allocation of Profits.”

8.B Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a Communiqué issued by the CMB, our shares traded on the Borsa Istanbul were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—e. Transfer of Shares.”

Our ordinary shares are traded on the Borsa Istanbul under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC.” Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts (“ADRs”). On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of ADRs, which transferred our ADR program from JPMorgan Chase Bank to Citibank.

Foreign-based taxpayers, natural persons and corporations are subject to 0% tax from capital gains. See “Item 10. Additional Information—E. Taxation.”

9.B Plan of Distribution

Not applicable.

9.C Markets

Our ADSs are traded on the NYSE under the symbol “TKC” and our ordinary shares are traded on the Borsa Istanbul under the symbol “TCELL.”

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Memorandum and Articles of Association

I. General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on October 21, 2020, at the Ordinary General Assembly, we are incorporated primarily to provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System,” “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorization Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

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

By approval of the Ordinary General Assembly on September 13, 2023, amendments were made to the Articles of Association that expanded the Company’s ability to issue debt instruments and granted authority to the board of directors to issue debt instruments, including bonds convertible into stock, pursuant to the regulations of the Capital Markets Board.

II. Board Members

a. General

According to our amended Articles of Association, the Board of Directors is comprised of nine members elected by the general assembly. Each Board Member has equal voting rights; thus, each member has one voting right and there is no casting vote. Without prejudice to the provisions of the capital markets legislation, the Board of Directors convenes with the presence of minimum 5 members constituting the majority of full number of its members and resolves by the affirmative votes of at least 5 members present in the meeting. The Members may not vote on behalf of each other. The right to vote may not be exercised by anyone else through a power of attorney. Voting rights must be exercised by the member himself.

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

For additional details regarding the election and appointment of Board Members, see “—III. Capital Structure—d. Voting Rights.”

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

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At the Annual General Assembly meeting held on April 15, 2021, the monthly compensation of the Chairman and each member of the Board of Directors was set at a net of TRY 56.0 thousand, effective from the month following this General Assembly and during their terms of duty. It was resolved to pay the same compensation amount in the General Assembly Meeting held on June 16, 2022. At the General Assembly meeting held on September 13, 2023, the monthly compensation of each member of the Board of Directors including the Chairman was determined as a net of TRY 100.0 thousand. At the latest General Assembly meeting held on May 2, 2024, the monthly compensation of each member of the Board of Directors including the Chairman was determined as a net of TRY 150.0 thousand, with such compensation to be increased at the rate of the average wage increases carried out for the company’s employees.

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the Company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. Payment plans such as stock options or those based on company performance are not used for the remuneration of independent board members. Remuneration of independent board members must safeguard their independence.

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

Under Turkish law, representation authority of a joint stock company shall be exercised by its Board of Directors with joint signature, which means any and all borrowing transactions can be carried out with the joint signature of Board Members as a general principle. Having said that, within the scope of article A of the Company’s Internal Directive on Limited Authority (Internal Directive), a resolution must be adopted by the Board of Directors for borrowing transactions exceeding TRY 30,000,000. It is not possible to carry out these transactions without a Board of Directors resolution. However, borrowing transactions less than TRY 30,000,000 can be carried out with the joint signature of a Board Member and/or a signatory of a certain signatory group according to the monetary limits determined in the Internal Directive without the involvement of the Board of Directors.

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

e. CMB Rules Regarding Transactions with Related Parties

Initially, based on the CMB Communiqué Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event of such changes, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communiqué Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”). The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communiqué Serial IV, No. 63. Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company. When a transaction’s amount is above this 10% threshold, the majority vote of independent board members will be sought. Additionally, in order to ensure internal compliance with the CMB s related party transactions, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the Company and its group companies on November 24, 2014.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish Capital Markets Law and Communiqué on principles regarding the registered capital system, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The authorization for the ceiling of registered capital granted by the CMB, is valid for the years 2020 through 2024. After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increases, to obtain the authorization of the General Assembly by also obtaining the CMB’s permit for a new ceiling amount to be valid for a term of up to five years. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules. In any event, since the paid in capital of our company has reached the ceiling of the registered capital, Board of Directors shall seek the authorization of General Assembly to resolve on capital increase.

b. Preemption Rights

We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Borsa Istanbul (“BIST”). Any shares not subscribed to by the existing shareholders or purchasers of the rights coupons are sold on the BIST at the current market price. Any differences between the rights issue price and the price realized for the shares on the BIST would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors. CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system. As per the new Communiqué on the Registered Capital System II-18.1, the General Assembly shall approve the amendments to the articles of association with respect to granting authorization to the board of directors to restrict the pre-emptive rights of the shareholders to acquire new shares. Contrary to the former Communiqué, the new Communiqué has not foreseen a meeting quorum. With regard to the decision quorum, the former Communiqué differentiated between companies making an initial public offering and public companies, whereas the new Communiqué has not stipulated any such distinction. Accordingly, the new Communiqué regulates that shareholders holding 2/3 of the shares having voting rights shall provide affirmative votes. In addition, the new Communiqué has prescribed that if shareholders holding at least half of the voting shares are present at the meeting, the decision quorum shall be the majority of the shares participating in the meeting.

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

In parallel with the Capital Markets Law, the Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate donations and an annual upper limit should be determined by the general assembly. The upper limit was approved by General Assembly of our Company held on September 13, 2023. Accordingly, for the year 2023, this limit was set up to 1% of the Turkcell Turkiye segment revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations. Following the Southeastern Turkiye Earthquakes, the CMB by its decision numbered 8/174, dated February 9, 2023, allowed public companies to make donations above this upper limit by a board decision on the condition that donations thus made must be approved by the next upcoming general assembly. On February 16, 2023, our Board resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TRY 3.5 billion to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kizilay”) and/or other institutions and organizations announced by mentioned agencies. In line with the above-mentioned CMB decision, money or in nature or any other benefit transfers from the donation fund were on a need basis and were approved by a resolution at the General Assembly of our Company held on September 13, 2023, and the donations were made in two installments in September 2023 and January 2024. The most recent upper limit was approved by General Assembly of our Company held on May 2, 2024. Accordingly, for the year 2024, this limit was set up to 1% of the Turkcell Turkiye segment revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations.

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

For additional details regarding our dividend policy See “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—II. Dividend Policy.”

d. Voting Rights

Prior to the amendments to the Articles of Association of the Company in 2020, shareholders were entitled to one vote per share on all matters submitted to a vote of our shareholders. Contrary to the previous Articles of Association of Turkcell, the current Articles of Association of Turkcell which were approved by the Ordinary General Assembly on October 21, 2020 provide for privileged shares.

Group A shares of Turkcell refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell (“Group A Shares”). Group B shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell (“Group B Shares”). Privilege hereunder means in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the general assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to voting rights in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) the appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) the election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell. As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and that the Group A shares owned by TWF Group are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favor of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

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

The CMB Communiqué No. II-23.1 which has been amended and published in the Official Gazette No.30395 dated April 18, 2018, added another item to the list where no right of separation shall arise: in case any asset transfer is not made to related parties and a minimum of 90% of the funds to be acquired as a result of such transfer is used for the payment of debt of the publicly-held company, arising from cash loans from banks or in connection with any debt instrument issued by such publicly held companies, within one month as of the receipt of the funds, no right of separation shall arise.

On February 25, 2020, Law No. 7222 Amending Banking Law and Certain Other Laws (“Amendment Law”) was published in the Official Gazette and brought several amendments to the Capital Market Law including in relation to material transactions. Through the Amendment Law, the definition of material transaction does not cover (i) changing company type and dissolution; (ii) transfer or leasing of total or substantial part of assets or establishing rights in rem thereon; (iii) alteration of the field of activity totally or substantially and (iv) de-listing from the stock exchange.

Under a new Communiqué which entered into force in June 2020 and introduces significant changes to the Communiqué numbered II-23.1, the following transactions of public companies will constitute material transactions, and the CMB has the authority to consider other transactions as material transactions, if such transactions are fundamental transactions that might affect investment decisions of investors by making foundational changes in company’s main activities or substantially altering its ordinary business:

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

Under Turkish law, in the event that one of our shareholders transfers shares to any other shareholder or to any other third party investor, either foreign or local, the Ministry of Industry and Technology, Directorate General of Incentive Implementation and Foreign Direct Investment must be notified within one month of the transfer of shares. This requirement does not apply to transfers of ADSs.

Under Article 8 of the Electronic Communications Law, electronic communications services is rendered and/or electronic communications network or infrastructure is established and operated following the authorization made by the ICTA. Authorization is granted through the notification made in accordance with the principles and procedures determined by the ICTA, in case the resource allocation is not necessary, or given of usage right, in case the resource allocation, which means allocation of frequency, satellite position etc., is necessary. Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the ICTA must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in a change in control, such transfer of our shares by any of our shareholders should be realized with the written permission of the ICTA. This requirement does not apply to transfers of ADSs.

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

In addition, the CMB adopted a “short-swing-profit rule” for company executives. The CMB has published the Communiqué No. VI-103.1 Regarding Managers’ Payment of Net Purchase and Sale Gains to the Issuers (published in the Official Gazette dated December 12, 2013, No. 28849). The Communiqué VI 103.1 relies on the Capital Markets Law Article 103/4 and indicates that (i) the board members and the committee members of an issuer, (ii) the persons with administrative responsibilities at the issuer and (iii) the persons that have the power to determine and control the issuer’s financial and operational policies, decisions or targets directly or indirectly, shall pay the net gains they have obtained through the purchases and sales within the same six-month period. It is indicated in the Communiqué VI 103.1 that the purpose of this regulation is to remove the inequality of opportunity between the persons who receive insider information about the issuers easier and faster due to their positions and the investors that only receive the insider information after its public disclosure.

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

g. Free Float Definition Rules

54.0% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of May 6, 2024 was 1,186,875,273 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Turkiye in accordance with the CMB’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to obtain further information.

h. Trading Rules

As per the Borsa Istanbul Equity Market Directive, the requirements for companies for their shares to be traded in the category called BIST Stars as of April 3, 2023 are as follows:

●	market cap greater than TRY 1 billion;
●	market cap of shares in actual free float greater than TRY 150 million;
●	free float ratio greater than 10%;
●	number of domestic retail investors greater than 1,500;
●	if the company has preferred stocks, free float ratio smaller than 90%;
●	total domestic fund investment greater than TRY 5 million; and
●	liquidity to be smaller than 1.5.

Moreover, companies that have a free float ratio greater than 5%, have more than TRY 1.25 billion of market cap of shares in actual free float and liquidity less than 1.5; will be traded in BIST Stars, regardless of the other criteria.

According to the latest CMB decision, Turkcell is listed under BIST Stars.

i. Protection of Minority Shareholders

Under Turkish law, minority shareholders, defined as those who hold 5% or more of our share capital, have the right, among other things, to request our Board of Directors to:

•	invite the shareholders to an extraordinary general assembly;
•	request that a matter be included on the agenda at both ordinary and extraordinary general assembly;
•	request the appointment of special auditors; if the general assembly rejects this request, minority shareholders may apply to the court for the appointment of a special auditor;
•	take action against Board members who have violated the TCC or the articles of association of a company or who have otherwise failed to perform their duties;
•	pursuant to the TCC, provided there is a good reason, claim from the competent court to rule in favor of dissolution of the Company; and
•	if provided by the Articles of Association of the Company, certain minority groups may be represented at the Board of Directors.

According to the Capital Markets Law, in the event a shareholder votes against a material transaction at a general assembly meeting, as briefly described above, such shareholder obtains a right to exit from the company by selling his/her shares. If the shareholder uses that right, the company is required to purchase the shareholder’s shares.

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

In accordance with the Capital Markets Law dated December 30, 2012, the Communiqué on Share Buy-back numbered II-22.1 was published in the Official Gazette on January 3, 2014. The Communiqué regulates the principles and procedures of share buy-backs or the establishment of pledges over their own shares by public companies.

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

On February 14, 2023, the CMB consolidated its previous announcements/decisions in its decision numbered 9/177. Within this framework, public companies may again be authorized to conduct share buy-backs (exceeding the limit restricting buy backs up to 10% of the share capital is also allowed) upon the resolution of the board of directors, without need for shareholders approval.

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. This authorization continues to be in place. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for Company’s share buy-backs.

m. General Assemblies

Right holders, who have a right to attend the general assembly meetings, can attend such meetings by electronic means pursuant to article 1527 of the TCC. Pursuant to the Communiqué on Electronic General Assembly Meetings held in Joint Stock Companies, the Company shall invite the right holders to attend, to deliver an opinion and to vote by electronic means.

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

CMB’s Administrative Fines: Change in Principle

On February 25, 2020, through the Law No. 7222 Amending Banking Law and Certain Other Laws, Capital Markets Law Article No.103 was amended so that administrative fines are indexed to a public company’s financial performance instead of yearly updated fixed administrative fines. Accordingly, administrative fines are calculated up to a maximum of the greater of 1% of gross sales proceeds or 20% of earnings before tax.

n. Inflation Accounting

The Public Oversight Accounting and Auditing Standards Authority of Turkiye announced on November 23, 2023 that, starting from the financial reporting for accounting periods ending as of December 31, 2023, companies applying Turkish Financial Reporting Standards shall adjust their financial tables as per the Turkish Accounting Standard principle 29 (TAS 29) – “Financial Reporting in Hyperinflationary Economies”. Additionally, the principles and procedures of the inflation adjustment application have been determined by the General Communiqué on Tax Procedure Law numbered 555 published in the Official Gazette dated December 30, 2023. The Communiqué entered into force on the date of its publication. In accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, an inflation adjustment was made to the statutory financial statements as of December 31, 2023 and the tax bases were adjusted for the effects of inflation. As a result of the inflation adjustment applied to the financial statements dated December 31, 2023, the adjustment differentials that determined earnings will not be subject to tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

In parallel with this announcement, the CMB adopted two different board decisions, both on December 28, 2023 and March 7, 2024 indicating that:

–	Companies subject to CMB regulations shall apply the inflation accounting as per the TAS 29 for the financial reports of the accounting periods ending as of December 31, 2023 and the CMB further decided that the notification periods for 2023 annual financial reports where TAS 29 will be applied for the first time was extended by 10 weeks and the notification periods for the first two interim financial reports (dated March 31, 2024 and June 30, 2024) under which inflation accounting is applied, were extended by six weeks.
–	A series of items that should be considered while preparing dividend distribution for the pertaining year have been announced for Companies subject to CMB regulations. Those items are not directly impacting our Company’s status on dividend distribution.

As a result of our application of TAS 29 to our financial statements in 2023, the majority of our financial metrics have been impacted. This includes the net income for the year, which is the base of profit distribution of the company.

10.C Material Contracts

Other than in the ordinary course of business and those described in “Item 4. Information on the Company” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

The Capital Movements Circular and the Decree No. 32 were amended with effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Turkiye and outside of Turkiye. While this regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduced a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brought in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

Accordingly, a corporate borrower is permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) if as of May 2, 2018, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance)was more than USD 15 million, or (iv) if the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

As far as the F/X Revenue Exemption is concerned, (i) if the loan balance of a corporate borrower is below USD 15 million, the sum of (ii) the foreign currency loan to be utilized; and, (iii) the existing loan balance must not be more than the combined value of its foreign currency revenues as stated in its last three years’ financials. Otherwise, the exceeding portion of the foreign currency loan must either be cancelled or converted into Turkish Lira.

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

Communiqué No. 2021/14 on Supporting the Conversion of Turkish Lira Deposit and Participation Accounts (“Communiqué”) was introduced on December 21, 2021, in order to support real person account holders who choose to convert their USD, EUR or GBP foreign currency deposit accounts into Turkish Lira deposit accounts. As per the Communiqué, if the exchange rate on the maturity date is higher than the exchange rate on the conversion date or if the amount calculated over the exchange rate difference is higher than the interest or profit rate accumulated by the deposit account, the CBRT will pay such difference to the real person deposit Turkish Lira account holders.

With the instruction of the CBRT effective from January 3, 2022, the following provision was added to the export circular. As of the effective date of this article, 25% of the export prices tied to Export Value Acceptance Certificate (“IBKB”) or Foreign Exchange Purchase Certificate (“DAB”) shall be sold to the bank issuing IBKB or DAB. These amounts are sold to the CBRT on the same day at the foreign exchange buying rate valid for the transaction day and announced by the CBRT, and transferred to the CBRT’s bank account. The full amount of the said amount is paid by the bank to the exporter in Turkish currency. With the instruction of Ministry of Treasury and Finance to the CBRT, effective from April 18, 2022, the aforementioned provision has been amended to 40% under the export circular.

As of December 31, 2023, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. The foreign exchange regime of the UAH is floating but there is no offshore forward market for the currency. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

10.E Taxation

The following discussion is a summary of the material Turkish and United States federal income tax considerations relating to the ownership and disposition of our shares or ADSs. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to the ownership and disposition of shares, or ADSs, and holders are urged to consult their tax advisors regarding the applicable tax consequences of holding and disposing of the shares or ADSs based on their particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

I. Republic of Turkiye Taxation

The following summary of Turkish tax law as in force on the date of this annual report describes the principal tax consequences for Turkish residents and U.S. holders (as defined below in “—Taxation—United States Federal Income Taxation”) of the ownership and disposition of shares and ADSs. It is not a complete description of all the possible tax consequences of such ownership and disposition. Shareholders should consult their own tax advisors concerning the Turkish and other tax consequences applicable in their particular situations.

a. Corporate Taxation

A corporation that has its legal and/or business center in Turkiye (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax,” also at 20%, on a quarterly basis. This rate was applied at 22% for the years 2018, 2019 and 2020. The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. This rate has been set at 30% for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies for the fiscal years starting 2023. The corporate tax rate shall be applied as 25% (except for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) for the fiscal years starting 2023 assuming there will be no additional legislation. With Article 15 of the Law No. 7351 published in the Official Gazette dated January 22, 2022, it was stipulated that the corporate tax rate will be applied with a discount of 1 point for the earnings of the exporting firms exclusively from exports and the income obtained from the production activities of the firms that have industrial registration certificate and are actually engaged in production activities.

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

Gains realized by Resident Corporations on the sale of shares or by residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions (disposal of shares owned for at least two years) in Article 5 of the Corporate Tax Law, 75% of capital gains derived from the sale of the shares will be exempt from corporate income tax.

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

a. Dividends

If we make distributions to you, you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in “—Taxation—Republic of Turkiye Taxation”). Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income” received. For this purpose, qualified dividend income generally includes dividends paid by a non - U.S. corporation if, amongst other things, the U.S. holder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that it is not a “passive foreign investment company” in the year the dividend is paid or the preceding taxable year (see discussion below) and either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

b. Sale, Exchange or other Disposition of Shares or ADSs

Subject to the passive foreign investment company rules discussed below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in U.S. Dollars). Gain or loss upon the disposition of shares or ADSs generally will be U.S.-source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares or ADSs exceeds one year. If you are an individual, long-term capital gains generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

A U.S. holder’s tax basis in a share or an ADS will generally be its U.S. Dollar cost. The U.S. Dollar cost of shares or ADSs purchased with foreign currency will generally be the U.S Dollar value of the purchase price or, in the case of shares or ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects) on the settlement date for the purchase. Such an election by an accrual basis U.S. holder must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (the “IRS”).

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

c. Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on “net investment income, ” including, among other things, dividends on, and gains from the sale or other taxable disposition of, our shares or ADSs, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our shares or ADSs.

d. Passive Foreign Investment Company Status

Based on our operations, the composition of our assets and income, and market capitalization, we currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2022 and we do not anticipate being a PFIC for the taxable year ending December 31, 2023. However, this conclusion is a factual determination that must be made annually, after the close of the taxable year, and thus may be subject to change. Therefore, there is no guarantee that the IRS will agree with this conclusion and it is possible that we could be classified as a PFIC in the taxable year ending December 31, 2023 or in future taxable years, including due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ordinary shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

10.F Dividends and Paying Agents

Not Applicable.

10.G Statement by Experts

Not Applicable.

10.H Documents on Display

Reports and other information of Turkcell can also be inspected without charge and copied at prescribed rates at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates or on the website maintained by the SEC at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

10.I Subsidiary Information

Not Applicable.

10.J Annual Report to Security Holders

To the extent we furnish an annual report to security holders, we will promptly submit an English version of this annual report to US security holders under the cover of Form 6-K.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi, Ukrainian Hryvnia, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk stemming from changes in interest rates that may affect the cost of our financing, as well as, liquidity risk, which is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 35 (Financial Instruments) to our Consolidated Financial Statements in this annual report on Form 20-F.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkiye, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. Foreign exchange losses from lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 67,702.3 million, which represents the majority of total indebtedness as of December 31, 2023. Additionally, we have a total of TRY 49,978.7 million in cash, which is mainly denominated in foreign currencies, predominantly in US Dollars and Euros.

In previous years, to manage and hedge our foreign exchange risk more effectively, we used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. Due to the new regulations of the CBRT and the BRSA, the variety of hedging tools decreased sharply. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 35 to our audited Consolidated Financial Statements included elsewhere in this annual report.

Hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk, which includes market valuation and sensitivity analysis. In addition, we keep a significant proportion of our monetary assets in U.S. Dollars/ Euros to reduce our currency exposure.

While we are currently able to hedge our principal TRY exposure to the U.S. Dollar, Euro and the CNY on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the political and geopolitical risks which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2023							December 31, 2022
	Effective	Total						Effective	Total
	interest	carrying				2026	Fair	interest	carrying				2025	Fair
	rate	amount	2023	2024	2025	thereafter	Value	rate	amount	2022	2023	2024	thereafter	Value
Variable rate instruments Unsecured & Secured bank loans
USD floating rate loans	3.9%	5,334.9	1,872.8	1,671.8	1,526.1	264.2	5,334.9	3.2%	7,637.5	2,283.4	1,871.7	1,693.9	1,788.4	7,637.5
EUR floating rate loans	2.1%	25,815.9	5,234.3	8,826.9	4,651.8	7,103.0	25,815.9	2.2%	22,530.7	3,946.8	4,307.9	7,515.6	6,760.3	22,530.7

For contractual cash flows and nominal interest of bank loans, See Note 28 and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2023, with all other variables held constant, our profit before income tax decreases by TRY 3,785.0 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of American Depositary Receipts, which transferred our ADR program from JPMorgan Chase Bank (“JPMorgan”) to Citibank. On July 1, 2016 the term was extended by another five years, until July 6, 2021. On July 1, 2021 the term was further extended by another five years, until July 6, 2026.

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

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement, holders of ADSs may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which are payable to the Depositary:

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

I.  Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain expenses related to our ADR program and other expenses. In 2023, the Depositary, as part of its agreement, reimbursed Turkcell USD 1,601,645 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

	Amount
	reimbursed
Category of Expenses	in 2023
Investor Relations(1)	USD	1,601,645
i.	This type of expenses mainly includes activities tailored to increase the Company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.  Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total USD 89,895. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2023.

	Amount Waived
	or Paid by
	Citibank for
	the period
	January 1, 2023
	through
Category of Expenses	December 31, 2023
Third‑party expenses paid directly	USD	88,974
Fees waived	USD	921

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (Ernst & Young), our independent registered public accounting firm in Turkiye, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)  Attestation Report of the Independent Audit Company. Ernst & Young, the independent public accounting firm that audited the Consolidated Financial Statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2023. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d)  Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

ITEM 16.

16.A  Audit Committee Financial Expert

Currently one independent Audit Committee member is deemed as “audit committee financial expert,” as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, Mr. Serdar Cetin, who is one of the members of the Audit Committee considered himself as an “audit committee financial expert” and the other Audit Committee members did not consider themselves, individually, as “audit committee financial expert”. However, all of Audit Committee members and our Board of Directors believe that all of our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

16.B  Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. An overview of our code of ethics is posted on our website, www.turkcell.com.tr. A copy of our code of ethics may also be obtained free of charge by contacting our investor relations team on investor.relations@turkcell.com.tr.

16.C  Principal Accountant Fees and Services

PwC Turkiye served as our independent registered public accountant for financial years ended December 31, 2022 and 2021. Our Company’s Board of Director has decided to appoint Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“E&Y Turkiye”) as the Company’s independent auditor for the year 2023, which was approved by the General Assembly Meeting of the Company dated September 13, 2023.

The following table presents the aggregate fees (restated for IAS 29) for professional services and other services rendered by our auditors to us in 2023 and 2022.

	2023	2022

	(in TRY Millions )
Audit Fees(1)	41.2	35.8
Audit‑Related Fees	-	0.0
Total	41.2	35.8
(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2023 and it has not adopted blanket pre-approval policies and procedures.

16.D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables presents information about repurchases of the Company’s shares for the year ended December 31, 2023.

TRY value of shares that may
			Total number of shares	be purchased under the plan
	Total number of	Average price	purchased as part of publicly	or program (not restated for
Month	shares purchased	paid per share	announced plans or programs	IAS 29)
January	—	—	—	—
February	1,000,000	TRY 33.88	17,893,807	TRY 1,035,903,078
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose was to protect Turkcell investors against potentially negative reflections on Turkiye that may arise due to the instability perception in the short and medium term due to potential local and global macroeconomic volatilities. The Company’s Board of Directors gradually increased the buy-back limit, most recently to TRY 1,250 million on February 8, 2023. This buy-back limit includes our shares trading at Borsa Istanbul, our ADR trading on NYSE and bonds of our Company.

Between August 24, 2016 to February 17, 2023, our Company bought back 17,893,807 shares in total in a price range of TRY 8.92 and TRY 34.00 and our ratio of shares in the company capital reached 0.81%. As of May 7, 2024, these figures have not changed.

Between March 7, 2022 and June 7, 2022 our Company purchased Eurobonds of our Company with a total nominal value of USD 37.2 million. Therefore, the TRY value of shares that may be purchased under the plan or program should be reduced by the purchased Eurobonds amount.

16.F  Change in Registrant’s Certifying Accountant

On April 13, 2023, the Board of Directors, upon the Audit Committee’s recommendation, decided to appoint Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“E&Y Turkiye”) as the independent registered public accounting firm for the year 2023 in accordance with Capital Markets Law (approved at the Annual General Assembly Meeting dated September 13, 2023), the Turkish Commercial Code, and related legislations. PwC Turkiye, which had served as the Company’s independent registered public accounting firm, was dismissed on April 27, 2023 upon completion of their audits of our consolidated financial statements as of and for the year ending December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022 and the issuance of their reports thereon. The decision to change auditors to E&Y Turkiye was approved at the Annual General Assembly Meeting dated September 13, 2023. PwC Turkiye is not permitted to be reappointed as the Company’s independent external auditor after the Company’s 2022 fiscal year-end in light of mandatory auditor rotation rules.

In respect of fiscal year 2022: PwC Turkiye has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.

In respect of the fiscal year 2022, and any subsequent interim period through April 27, 2023:

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

We have provided PwC Turkiye with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether or not PwC Turkiye agrees with such disclosure. A copy of PwC Turkiye’s letter dated May 13, 2024 is filed as Exhibit 15 hereto.

During fiscal years 2022 and the subsequent interim period through April 27, 2023, we did not consult with E&Y Turkiye regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by E&Y Turkiye that E&Y Turkiye concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or

(ii) any matter that was subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or other reportable event of the types described in Item 16F(a)(1)(v) of Form 20-F.

16.G  Corporate Governance

Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkiye are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012, and the new law and regulations and Communiqué of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

In addition, corporate governance practices in Turkiye are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report,” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communiqué on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

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

Turkcell has established a Sustainability Committee and the Integrated Value Creation Committee in 2020. The Turkcell Sustainability Committee reports to the Board of Directors through the Integrated Value Creation Committee on all activities and outputs carried out within the scope of determining and effectively implementing short and long-term action plans in line with ESG policies, determining material sustainability issues, risks and opportunities. These committees evaluated Turkcell’s ESG policies, and prepared Turkcell Human Rights Policy and Turkcell Environmental Policy, which were approved by Board of Directors on January 29, 2021. While developing globally competitive technologies, Turkcell attaches significant importance to these technologies being people and environment oriented. To create a work environment worthy of human dignity and value, Turkcell implements Human Rights Policy. To maintain long-term environmental sustainability with the awareness of environmental impact across the value chain Turkcell implements Environmental Policy. Conveying its business model to its stakeholders with a sustainability perspective, Turkcell filed an Integrated Annual Report for 2023, prepared in accordance with Turkish Commercial Code and CMB’s “Communiqué on Principles Regarding Financial Reporting in the Capital Markets” No. II.14.1 and with the guidance of the International Integrated Reporting (IR) Framework of the International Integrated Reporting Council (IIRC). Going forward, Turkcell aims to present its economic, social, environmental, and corporate governance approach, strategy, business model, value creation process, performance, and sustainable business focus together on an annual basis reflecting the principles of transparency and accuracy.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of May 7, 2024:

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—I. Board Members.”
Mr. Serdar Cetin, Mr. Mehmet Naci Inci and Mr. Idris Sarisoy have been appointed at the Annual General Meeting held on May 2, 2024 as independent board members.
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

Our Audit Committee currently has three members: Mr. Serdar Cetin, Mr. Mehmet Naci Inci and Mr. Idris Sarisoy. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

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

16.I  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J  Insider Trading Policies

Not applicable.

16.K  Cybersecurity

Overview

Our aim at Turkcell is to facilitate connectivity in society by recognizing our role as a provider of crucial national infrastructure and connectivity relied upon by millions. Given this responsibility, we prioritize cybersecurity and information security in all aspects of our operations.

For a telecommunications company like Turkcell, cybersecurity strategies are crucial and must align with our overall business objectives. These strategies encompass a range of practices and technologies aimed at protecting the company’s networks, systems and data from cyber threats. However, despite all of our efforts, we are unable to fully eliminate all risks from cybersecurity threats, or to state unequivocally that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business is heavily dependent on the continuity and security of our information technology and network technology services, which are subject to physical and cybersecurity threats.”

Risk Management and Governance Structure

Integrating cybersecurity risk management into enterprise risk management is a crucial component of Turkcell’s holistic risk management strategy.

Potential risks stemming from internal and external factors that could impact Turkcell’s strategic objectives, as well as potential opportunities, are carefully assessed. The identification of threats, particularly those affecting information assets, is a critical component of our risk management approach.

Our Enterprise Risk Management team maintains a comprehensive database of evaluated risks, regularly updated and monitored in collaboration with various functions. Risks are classified based on their potential impact and likelihood of occurrence, categorized as very high, high, medium, or low. Additionally, the team aims to ensure that information assets are protected through various measures like confidentiality, integrity and availability.

In our risk management tool, we have eight profiles in total, including information security risks, under which cyber risks are documented. If the levels of these risks are evaluated as high or very high, then they are reported to the Early Detection of Risk Committee (EDRC), which supports the Board of Directors by carrying out activities to detect early signs of risks that may jeopardize the existence, development and continuity of the Company, and taking necessary measures for identified risks and manage risks. Cyber incidents occurring in the world and in Turkiye are also analyzed, as well as the effects that may occur if a similar cyber-attack occurs at Turkcell, and the preparations taken throughout the company are presented to the EDRC upon request of the Cyber Security Directorate.

As part of its Cyber Defense Center, Turkcell has a Security Operations Center (SOC) team that reports to the Cyber Security Directorate. The SOC team is responsible for monitoring, analyzing and responding to cybersecurity threats. This team gathers information about potential threats from various sources, including internal logs, external feeds and industry reports. By maintaining a dedicated SOC team, Turkcell can stay informed about the latest cybersecurity trends and aim to proactively mitigate potential risks. The Cyber Security Directorate at Turkcell is very extensive, consisting of over 160 highly skilled and certified professionals, headed by Turkcells’ Cyber Security Director who benefits from numerous years of experience in the cybersecurity domain and who reports directly to the Chief Information and Communication Technology Officer. The team is composed of individuals with diverse backgrounds and expertise, including cybersecurity analysts, incident responders, security architects, and ethical hackers. This diversity allows the team to approach cybersecurity from different perspectives and to develop comprehensive strategies to mitigate risks effectively.

In addition to their technical skills, the members of the Cyber Security Directorate hold relevant certifications in cybersecurity. These certifications demonstrate their expertise and commitment to upholding the highest standards of cybersecurity practices. Furthermore, the Cyber Security Directorate is continuously updating its skills and knowledge to stay ahead of emerging cyber threats. The team regularly participates in training programs, workshops, and conferences to stay abreast of the latest trends and developments in cybersecurity.

Monitoring is an ongoing process at Turkcell, with the Cyber Security Directorate employing advanced tools and technologies to detect and respond to security incidents in real-time. This includes monitoring network traffic, analyzing logs and events, and conducting regular security audits to ensure compliance with security policies and standards.

Cyber attackers are constantly on the lookout for vulnerabilities in systems that they can exploit to gain unauthorized access or cause harm. To mitigate these risks, Turkcell conducts regular vulnerability scans across its network and systems. These scans help identify potential weaknesses, such as outdated software, misconfigured settings, or unpatched vulnerabilities, which could be exploited by attackers.

Once vulnerabilities are identified, Turkcell takes immediate action to address them. This may involve applying patches, updating software, or reconfiguring systems to close off the identified weaknesses. By promptly addressing vulnerabilities, Turkcell reduces the likelihood of successful cyber-attacks and enhances the overall security posture of its systems.

Operational security

Turkcell utilizes various types of resources to ensure the security of its operations. These resources include open-source tools and technologies, which are software or hardware solutions that are freely available for use, modification and distribution. Open-source resources are often used in cybersecurity for tasks such as network monitoring, vulnerability assessment and threat detection. To address potential cybersecurity threats stemming from our engagement with third-party service providers, we aim to increasingly include specific agreements, covenants and representations in our contracts with such providers to require them to comply with cybersecurity rules and requirements that we deem appropriate, especially when providing services to and processing data from us. As part of their contractual commitments, those vendors and partners must report any cybersecurity incident which may have a significant impact. For third-party service providers who assist with the making of applications or software we use or make available to our customers, we may also conduct vulnerability and penetration tests to ensure compliance with our cybersecurity standards. We also aim to develop contingency plans for business continuity if our vendors are subject to a cyberattack that impacts our use of their systems.

In addition to open-source resources, Turkcell also leverages proprietary tools and technologies, which are developed and owned by the company or licensed from third-party vendors. Proprietary resources can offer unique features and functionalities tailored to Turkcell’s specific cybersecurity needs, such as advanced threat detection algorithms or custom security protocols.

Furthermore, Turkcell collaborates with third-party vendors to enhance its cybersecurity capabilities. These vendors provide specialized services and solutions, such as threat intelligence feeds, penetration testing and security audits. By engaging with third-party vendors, Turkcell can access additional expertise and resources to strengthen its cybersecurity posture.

In addition to internal audits, Turkcell’s cybersecurity practices are also subject to external audit processes. These external audit processes help validate Turkcell’s cybersecurity practices and demonstrate its commitment to maintaining a high level of security and compliance. These external audits include compliance with various ISO (International Organization for Standardization) standards, such as ISO 20000 for IT service management, ISO 22301 for business continuity management, ISO 31000 for risk management, ISO 27017 for cloud security, and ISO 27001 for information security management. As of 2023, all of these certificates are valid.

In the event of incidents related to cyber-attack risks, Turkcell’s 24/7 SOC team diligently monitors and tracks these incidents as part of its comprehensive analysis and intervention processes. The SOC team is equipped with advanced tools and technologies to swiftly detect, analyze, and respond to cyber threats, in order to be positioned to protect Turkcell’s information assets and infrastructure.

The incident management process at Turkcell is robust and structured, governed by detailed written action plans and procedures. These plans cover various aspects of incident response, including the delineation of cyber incident response responsibilities across the organization, methods for incident detection and reporting, communication protocols with stakeholders, and guidelines for the use of cybersecurity tools and products.

In the event of a cyber incident, Turkcell’s -SOC team follows a systematic approach to ensure a swift and effective response. This includes conducting a thorough end-to-end analysis of the incident in accordance with the established action plans and procedures. The goal is to contain the incident, mitigate its impact, and restore normal operations as quickly as possible. Throughout the incident management process, the team maintains a high level of transparency and communication with senior management. All actions taken, as well as the outcomes and lessons learned from each incident, are documented and reported to senior management to ensure continuous improvement in Turkcell’s cybersecurity practices. Any cyber incident which may have a material affect is conveyed to the EDRC. Cybersecurity incidents undergo a comprehensive assessment by relevant stakeholders based on their materiality levels.

During 2023, all identified security incidents were managed pursuant to our existing protocols for responding to such incidents. As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business, strategy, results of operations or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business is heavily dependent on the continuity and security of our information technology and network technology services, which are subject to physical and cybersecurity threats.”

Furthermore, Turkcell conducts a comprehensive risk assessment to anticipate the potential damages that could result from a cyber incident. This includes evaluating the financial losses, reputational damage, legal implications such as GDPR, PCI DSS, Regulatory Bodies’ audits and investigations, and impact on customer trust that could arise from a cyber-attack. Based on this assessment, Turkcell determines the risk level and develops strategies to manage and mitigate these risks effectively. Turkcell and its group subsidiaries have risk-based business and services continuity and systems recovery plans covering natural or man-made risks, including cyber risks, in place for key business processes, which are tested periodically.

Cybersecurity Training

Turkcell places a strong emphasis on enhancing information security awareness across its organization through comprehensive and continuous initiatives. These initiatives encompass various activities aimed at educating and empowering employees and key stakeholders on the importance of information security.

One of the key components of Turkcell’s information security awareness program is the provision of regular general information security awareness training to employees and critical stakeholders. These training sessions cover a wide range of topics, including best practices for safeguarding information, recognizing phishing attempts, and understanding the importance of data protection regulations. By providing this training, Turkcell ensures that its employees are well-equipped to identify and mitigate potential security risks.

In addition to general awareness training, Turkcell also offers specialized cybersecurity training tailored to different job roles and business processes. These training programs focus on both technical and non-technical aspects of cybersecurity, providing employees with the knowledge and skills necessary to effectively protect Turkcell’s information assets.

Turkcell also utilizes various communication channels to reinforce information security awareness among its employees. This includes sending out general and thematic informational emails, creating posters and infographics, and developing interactive games and quizzes. These communication efforts help to keep information security top-of-mind for employees and encourage them to adopt secure practices in their daily work.

To further enhance employee awareness, Turkcell conducts social engineering tests throughout the year. These tests simulate real-world cyber-attacks to assess employees’ susceptibility to phishing scams and other social engineering tactics. By conducting these tests regularly and using different concepts, Turkcell can identify and address potential vulnerabilities in its workforce.

Moreover, Turkcell organizes cybersecurity activities such as Bugbounty and Capture The Flag (CTF) competitions annually. These activities not only engage employees and cybersecurity experts but also provide valuable hands-on experience in dealing with cybersecurity threats and vulnerabilities.

Turkcell also recognizes the importance of preparing for cyber incidents that may escalate into crises. To this end, the company conducts cybersecurity drills to simulate such scenarios and test its incident response capabilities. These drills help Turkcell identify areas for improvement in its incident response procedures in its goal to ensure that its employees are well-prepared to handle cyber crises effectively.

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements as of December 31, 2023 and 2022 are filed as part of this annual report, on pages F-1 through F-114.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
2.1	Description of Securities.
8.1	Subsidiaries of Turkcell.
12.1	Certification of Murat Erkan, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Kamil Kalyon, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Response of Auditors to Item 16.F.
97.1	Clawback Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 13, 2024	By:	/s/ ALI TAHA KOC

Ali Taha Koc
Chief Executive Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 13, 2024	By:	/s/ KAMIL KALYON

Kamil Kalyon
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell Iletisim Hizmetleri A.S.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş. (the Company) as of December 31, 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of deferred tax assets on tax losses carried forward – Lifecell LLC
Description of the Matter

As described in Notes 2(d) and 41 to the consolidated financial statements, the Company recognised the deferred tax assets on its tax losses carried forward based on their estimated recoverability and management judgement that it is probable that there will be sufficient taxable profits to utilise these assets in the future.

As at 31 December 2023, the Company recognized the deferred tax assets of TL 1.177.312 thousand in relation to tax losses carried forward in its Ukrainian subsidiary, Lifecell LLC, as management concluded it is probable that Lifecell LLC will continue generating taxable profit in the future against which these assets could be utilised, based on prospective financial information. Management judgement in respect of prospective financial information for Lifecell LLC included analysis and assumptions relating to subscriber growth rates and average revenue per subscriber.

Auditing management’s assessment of the realizability of these deferred tax assets was complex because significant judgments are made by management when determining the recoverability of these assets and there is a high degree of estimation uncertainty in relation to the assumptions made, including subscriber growth rates and average revenue per subscriber.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over recognition and measurement of deferred tax assets, including calculation of deferred tax assets and preparation and review of the prospective financial information used to determine the future taxable profit.

To test the recoverability of deferred tax assets on tax losses carried forward our audit procedures included, among others, evaluating the Company’s accounting policy for recognition and measurement of the deferred tax assets against requirements of IAS 12 Income Taxes, including the criteria for deferred tax asset recoverability.

With the support of our valuation specialists, we evaluated the reasonableness of the prospective financial information and data used, including significant judgments and assumptions relating to subscriber growth rates and average revenue per subscriber. As part of this assessment, we compared the assumptions used in the current period with those of prior year and with independent data sources, and performed sensitivity analysis to evaluate how changes in significant assumptions affect the deferred tax asset recoverability. We also compared the prospective financial information with the actual results of prior periods.

We recalculated the deferred tax assets calculations made by management.

Telecommunications services revenue recognition
Description of the Matter

As described in Note 2, Note 5 and Note 6 to the consolidated financial statements, the Company reported telecommunication services revenue of TL 88.118.588 thousand for the year ended 31 December 2023. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers.

Auditing the significant telecommunication services revenue streams recorded by the Company was complex due to the multiple IT systems and tools utilized in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions. In addition, the Company relies on data compiled from the multiple IT systems to calculate manual revenue adjustments to comply with the requirements of IFRS 15. Furthermore, judgement and the involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained.

How We Addressed the Matter in Our Audit

We, together with our IT professionals, obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s revenue recognition process, including controls over the appropriate flow of transactional data through IT systems and tools and the reconciliation of the transactional data to the accounting records.

For significant telecommunication services revenue streams, our audit procedures included, among others, reconciling the billing data from source systems to the general ledger. In addition, on a sample basis, we evaluated management’s assessment of the accounting treatment for compliance with IFRS 15, tested revenue transactions through agreeing the data inputs to underlying source documentation and recalculated manual revenue adjustments.

We performed a correlation analysis between invoiced revenue, receivables and cash receipts and performed incremental audit procedures, such as investigating identified variances and agreeing items to source documents, where the variances were not consistent with our expectations.

/s/ Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S.

We have served as the Company’s auditor since 2023

Istanbul, Turkiye

May 13, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell Iletisim Hizmetleri A.S.

Opinion on Internal Control Over Financial Reporting

We have audited Turkcell İletişim Hizmetleri A.Ş.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Turkcell İletişim Hizmetleri A.Ş. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and our report dated May 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

/s/ Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S.

Istanbul, Türkiye

May 13, 2024

Report of Predecessor Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell Iletisim Hizmetleri A.S.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Turkcell Iletişim Hizmetleri A.Ş. and its subsidiaries (the “Company”) as of 31 December 2022, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2022, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PwC Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

/s/ Orhan Ozturk

Orhan Ozturk

Partner

Istanbul, Turkiye

27 April 2023, except for the effects of discontinued operations and restatement of comparative information in accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies” discussed in Note 2 (u) and Note 2 (b)respectively, to the consolidated financial statements, as to which the date is 13 May 2024

We served as the Company’s auditor from 2016 to 2023.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Assets
Property, plant and equipment	12	66,650,246	71,494,396
Right-of-use assets	16	6,136,092	8,054,305
Intangible assets	13	58,511,397	61,498,735
Investment properties	15	142,365	179,085
Trade receivables	19	325,862	492,274
Receivables from financial services	20	593,550	469,830
Contract assets	21	101,281	110,487
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Financial assets at fair value through profit or loss	24	541,490	426,147
Deferred tax assets	18	1,128,749	2,732,413
Investments in equity accounted associate and joint venture	40	5,869,618	3,801,087
Other non-current assets	17	4,430,424	5,368,170
Total non-current assets		144,537,097	157,676,596

Inventories	22	540,507	494,988
Trade receivables	19	10,925,645	10,982,217
Due from related parties		171,373	125,967
Receivables from financial services	20	5,842,112	5,399,259
Contract assets	21	3,191,739	3,112,465
Derivative financial instruments	34	2,044,765	3,348,871
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	8,869,828	6,648,418
Cash and cash equivalents	23	49,978,716	42,776,160
Other current assets	17	3,875,773	3,190,642
Subtotal		85,440,458	77,312,584
Assets held for sale	41	17,105,770	-
Total current assets		102,546,228	77,312,584

Total assets		247,083,325	234,989,180

Equity	25
Share capital		32,334,546	32,334,546
Share premium		7,683	7,683
Treasury shares	25	(741,311)	(710,768)
Reserves		5,574,979	2,403,426
Remeasurements of defined benefit plans		(2,047,211)	(2,049,632)
Retained earnings		87,119,133	77,386,263
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri A.S. (“the Company”)		122,247,819	109,371,518
Non-controlling interests		(12,954)	6,421
Total equity		122,234,865	109,377,939

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Liabilities
Borrowings	28	57,946,648	61,185,299
Trade and other payables		1,110,700	56,550
Due to related parties		38,337	1,546
Employee benefit obligations	29	2,052,325	2,949,486
Provisions	32	1,379,435	1,596,203
Deferred tax liabilities	18	2,286,164	8,991,083
Contract liabilities	31	1,193,665	1,248,479
Other non-current liabilities	27	1,113,468	1,106,591
Total non-current liabilities		67,120,742	77,135,237

Borrowings	28	26,137,561	27,552,086
Current tax liabilities		213,374	401,197
Trade and other payables	33	20,606,223	17,018,439
Due to related parties		552,449	397,612
Deferred revenue	30	248,003	214,040
Provisions	32	1,975,543	1,242,279
Contract liabilities	31	1,312,519	1,401,669
Derivative financial instruments	34	354,370	248,682
Subtotal		51,400,042	48,476,004
Liabilities directly associated with the assets held for sale	41	6,327,676	-
Total current liabilities		57,727,718	48,476,004

Total liabilities		124,848,460	125,611,241

Total equity and liabilities		247,083,325	234,989,180

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

			Represented (*)	Represented (*)
	Notes	31 December 2023	31 December 2022	31 December 2021

Revenue	6	102,962,781	90,206,307	105,251,583
Revenue from financial services	6	4,153,403	3,280,539	3,348,061
Total revenue		107,116,184	93,486,846	108,599,644

Cost of revenue	11	(82,240,256)	(80,360,678)	(85,135,182)
Cost of revenue from financial services	11	(2,177,779)	(1,320,251)	(1,002,885)
Total cost of revenue		(84,418,035)	(81,680,929)	(86,138,067)

Gross profit		20,722,525	9,845,629	20,116,401
Gross profit from financial services		1,975,624	1,960,288	2,345,176
Total gross profit		22,698,149	11,805,917	22,461,577

Other income	7	882,782	348,611	356,404
Selling and marketing expenses	11	(5,682,346)	(4,592,793)	(5,201,034)
Administrative expenses	11	(3,429,518)	(2,579,411)	(2,658,343)
Net impairment losses on financial and contract assets	11	(1,008,164)	(621,978)	(847,035)
Other expenses	7	(5,648,334)	(1,406,976)	(2,010,123)
Operating profit		7,812,569	2,953,370	12,101,446

Finance income	9	12,663,682	3,957,684	11,527,996
Finance costs	9	(19,931,617)	(11,949,156)	(21,308,035)
Monetary gain (loss)	9	3,816,872	7,767,102	4,804,527
Net finance costs / income		(3,451,063)	(224,370)	(4,975,512)

Share of profit of an associate and a joint venture	40	1,525,175	522,221	191,303
Profit before income tax from continuing operations		5,886,681	3,251,221	7,317,237

Income tax income/ (expense)	10	4,675,891	2,785,265	(900,339)
Profit for the year from continuing operations		10,562,572	6,036,486	6,416,898
Profit /(loss) from discontinued operations	41	1,969,674	842,370	718,727
Profit for the year		12,532,246	6,878,856	7,135,625

Profit for the year is attributable to:
Owners of the Company		12,553,996	6,880,436	7,135,436
Non-controlling interests		(21,750)	(1,580)	189
Total		12,532,246	6,878,856	7,135,625

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	5.75	3.15	3.27
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	4.85	2.77	2.94

*Please refer to Note 2 (b) Restatement of financial statements during the hyperinflationary periods and Note 41 Discontinued operations

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2023	2022	2021

Profit for the period		12,532,246	6,878,856	7,135,625
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	29	(149,757)	(1,824,873)	(541,628)
Income tax relating to remeasurements of defined benefit plans		152,178	363,876	108,418
		2,421	(1,460,997)	(433,210)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,860,231	(748,669)	7,164,377
Gain on financial assets measured at fair value through other comprehensive income		149,602	(121,999)	(192,475)
Cash flow hedges - effective portion of changes in fair value		5,256,277	9,415,938	7,243,111
Cash flow hedges - reclassified to profit or loss		(3,683,081)	(7,129,115)	(6,255,142)
Cost of hedging reserve - changes in fair value		(784,883)	(3,046,104)	(4,302,532)
Cost of hedging reserve - reclassified to profit or loss		395,519	875,435	423,428
Loss on hedges of net investments in foreign operations		(2,342,679)	(520,930)	(3,886,535)
Income tax relating to these items	10	984,420	(66,764)	(760,237)
- Income tax relating to exchange differences		(491,059)	(887,185)	(2,330,871)
- Income tax relating to cash flow hedges	34	25,502	(89,836)	(86,967)
- Income tax relating to cost of hedging reserve		274,034	434,134	775,821
- Income tax relating to financial assets measured at fair value		(5,514)	35,988	38,164
- Income tax relating to hedges of net investments		1,181,457	440,135	843,616
		2,835,406	(1,342,208)	(566,005)
Other comprehensive income/(loss) for the year, net of income tax		2,837,827	(2,803,205)	(999,215)
Total comprehensive income for the year		15,370,073	4,075,651	6,136,410

Total comprehensive income for the year is attributable to:
Owners of the Company		15,391,823	4,077,231	6,136,221
Non-controlling interests		(21,750)	(1,580)	189
Total		15,370,073	4,075,651	6,136,410

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

							Hedges of
							net
							investments		Cost of	Foreign	Remeasurement		Reserve of
			Additional		Legal	Fair value	in foreign	Hedging	hedging	currency	of defined		disposal		Non-
	Share	Treasury	paid-in	Share	reserves	reserve	operations	reserve	reserve	translation	benefit	Retained	group held		controlling	Total
	capital	shares	capital	premium	(*)	(*)	(*)	(*)	(*)	reserve (*)	plans	earnings	for sale	Total	interests	equity

Balance at 1 January 2021	32,334,546	(798,490)	129,465	7,683	21,733,847	6,221	(1,250,417)	(471,562)	(2,457,266)	(15,900,121)	(155,425)	77,387,034	-	110,565,515	114	110,565,629
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	7,135,436	-	7,135,436	189	7,135,625
Other comprehensive income, net of income tax	-	-	-	-	-	(154,311)	(3,042,919)	901,002	(3,103,283)	4,833,506	(433,210)	-	-	(999,215)	-	(999,215)
Total comprehensive income	-	-	-	-	-	(154,311)	(3,042,919)	901,002	(3,103,283)	4,833,506	(433,210)	7,135,436	-	6,136,221	189	6,136,410
Transfers to legal reserves	-	-	-	-	1,941,748	-	-	-	-	-	-	(1,941,748)	-	-	-	-
Dividend paid (Note 25)	-	69,360	-	-	-	-	-	-	-	-	-	(9,032,088)	-	(8,962,728)	-	(8,962,728)
Other	-	-	(34,327)	-	-	-	-	-	-	-	-	-	-	(34,327)	(858)	(35,185)
Balance at 31 December 2021	32,334,546	(729,130)	95,138	7,683	23,675,595	(148,090)	(4,293,336)	429,440	(5,560,549)	(11,066,615)	(588,635)	73,548,634	-	107,704,681	(555)	107,704,126

Balance at 1 January 2022	32,334,546	(729,130)	95,138	7,683	23,675,595	(148,090)	(4,293,336)	429,440	(5,560,549)	(11,066,615)	(588,635)	73,548,634	-	107,704,681	(555)	107,704,126
Profit/ (loss) for the year	-	-	-	-	-					-	-	6,880,436	-	6,880,436	(1,580)	6,878,856
Other comprehensive income, net of income tax	-	-	-	-	-	(86,011)	(80,795)	2,196,987	(1,736,535)	(1,635,854)	(1,460,997)	-	-	(2,803,205)	-	(2,803,205)
Total comprehensive income	-	-	-	-	-	(86,011)	(80,795)	2,196,987	(1,736,535)	(1,635,854)	(1,460,997)	6,880,436	-	4,077,231	(1,580)	4,075,651
Transfers to legal reserves	-	-	-	-	709,189	-	-	-	-	-	-	(709,189)	-	-	-	-
Dividend paid (Note 25)	-	18,362	-	-	-	-	-	-	-	-	-	(2,391,534)	-	(2,373,172)	-	(2,373,172)
Other	-	-	(95,138)	-	-	-	-	-	-	-	-	57,916	-	(37,222)	8,556	(28,666)
Balance at 31 December 2022	32,334,546	(710,768)	-	7,683	24,384,784	(234,101)	(4,374,131)	2,626,427	(7,297,084)	(12,702,469)	(2,049,632)	77,386,263	-	109,371,518	6,421	109,377,939

Balance at 1 January 2023	32,334,546	(710,768)	-	7,683	24,384,784	(234,101)	(4,374,131)	2,626,427	(7,297,084)	(12,702,469)	(2,049,632)	77,386,263	-	109,371,518	6,421	109,377,939
Profit/ (loss) for the year	-	-	-	-	-						-	12,553,996	-	12,553,996	(21,750)	12,532,246
Other comprehensive income, net of income tax	-	-	-	-	-	144,088	(1,161,222)	1,598,698	(115,330)	2,369,172	2,421	-	-	2,837,827	-	2,837,827
Total comprehensive income	-	-	-	-	-	144,088	(1,161,222)	1,598,698	(115,330)	2,369,172	2,421	12,553,996	-	15,391,823	(21,750)	15,370,073
Transfers to legal reserves	-	-	-	-	336,147	-	-	-	-	-	-	(336,147)	-	-	-	-
Dividend paid (Note 25)	-	20,212	-	-	-	-	-	-	-	-	-	(2,484,979)	-	(2,464,767)	-	(2,464,767)
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(6,140,191)	-	-	6,140,191	-	-	-
Acquisition of treasury shares	-	(50,755)	-	-	-	-	-	-	-	-	-	-	-	(50,755)	2,375	(48,380)
Balance at 31 December 2023	32,334,546	(741,311)	-	7,683	24,720,931	(90,013)	(5,535,353)	4,225,125	(7,412,414)	(16,473,488)	(2,047,211)	87,119,133	6,140,191	122,247,819	(12,954)	122,234,865

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

		31 December	31 December	31 December
	Note	2023	2022	2021
Cash flows from operating activities:
Profit for the year from continuing operations		10,562,572	6,036,486	6,416,898
Discontinued operations		1,969,674	842,370	718,727
Profit for the year		12,532,246	6,878,856	7,135,625

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	12-15	11,971,461	15,034,317	14,171,912
Amortization of intangible assets and right-of-use assets	13-16	21,495,684	20,160,690	19,698,077
Impairment on property, plant and equipment and intangible asset	12-13	(1,421)	391,616	32,204
Net finance expense		2,705,359	3,424,909	2,698,761
Fair value adjustments to derivatives		(1,313,993)	2,427,062	(7,509,357)
Income tax expense	10	(4,383,918)	(2,661,572)	900,339
Gain on sale of property, plant and equipment		15,979	35,502	(98,440)
Effects of exchange rate changes and inflation adjustments		10,470,553	5,783,400	28,734,911
Provisions		4,699,380	2,757,078	4,088,441
Share of (profit)/loss of associates and joint ventures		(1,525,175)	(522,221)	(191,303)
Fair value adjustments to financial assets through profit or loss		(4,604,960)	(1,738,728)	-
Non-cash other adjustments		3,712	198,772	147,960
		52,064,907	52,169,681	69,809,130
Change in operating assets/liabilities
Change in trade receivables	19	(139,488)	695,393	1,574,713
Change in due from related parties	38	(39,338)	348,368	(410,728)
Change in receivables from financial services	20	(572,122)	(3,562)	1,479,545
Change in inventories	22	(98,561)	260,863	19,578
Change in other current assets	17	(1,243,350)	(144,637)	104,128
Change in other non-current assets	17	785,975	(107,361)	317,001
Change in due to related parties	38	(387,620)	(319,013)	17,709
Change in trade and other payables	33	935,946	(1,758,712)	(1,361,918)
Change in other non-current liabilities	27	42,319	43,561	1,207,414
Change in employee benefit obligations	29	(564,023)	(111,268)	(169,308)
Change in short term contract asset	21	(70,561)	86,892	388,238
Change in long term contract asset	21	9,206	72,230	289,169
Change in deferred revenue	30	129,985	(139,688)	(98,232)
Change in short term contract liability	31	(89,150)	(106,319)	98,261
Change in long term contract liability	31	405,430	44,293	(7,448)
Changes in other working capital		(1,528,600)	(1,470,725)	(3,280,191)
Cash generated from operations		49,640,955	49,559,996	69,977,061

Interest paid		(7,356,137)	(5,943,326)	(6,053,353)
Income tax paid		(563,330)	(1,335,544)	(2,276,959)
Net cash inflow from operating activities		41,721,488	42,281,126	61,646,749

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(14,216,712)	(15,381,134)	(18,058,499)
Acquisition of intangible assets	13	(15,287,059)	(11,152,761)	(13,435,350)
Proceeds from sale of property, plant and equipment		338,387	1,160,686	683,346
Payment for acquisition of subsidiary, net of cash acquired	3	-	-	(234,680)
Payments for advances given for acquisition of property, plant and equipment		-	(1,744,603)	(348,938)
Contribution of increase of share capital in joint ventures/associates		(543,356)	(1,014,279)	(1,614,614)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		15,307,389	2,158,111	2,295,452
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(16,115,347)	(3,560,647)	(3,428,074)
Cash (outflows)/inflows from financial assets at amortized cost		14,043,065	(1,592)	789,278
Cash outflows from financial assets at fair value through profit or loss		(10,257,554)	(6,162,440)	-
Interest received		5,825,402	3,986,591	4,342,451
Net cash outflow from investing activities		(20,905,785)	(31,712,068)	(29,009,628)

Cash flows from financing activities:
Proceeds from derivative instruments	42	7,749,663	5,961,522	5,987,453
Repayments of derivative instruments	42	(4,756,730)	(5,264,741)	(5,715,348)
Proceeds from issues of loans and borrowings	42	62,689,793	53,139,280	43,150,810
Proceeds from issues of bonds	42	7,824,254	4,472,292	636,194
Repayments of borrowings		(54,790,770)	(44,653,449)	(41,372,286)
Repayments of bonds		(5,289,151)	(3,564,408)	(470,654)
Dividends paid to shareholders		(2,484,979)	(2,391,534)	(8,962,728)
Acquisition of treasury shares		(50,755)	-	(858)
Payments of lease liabilities	42	(4,121,990)	(4,310,581)	(3,129,580)
Net cash outflow from financing activities		6,769,335	3,388,381	(9,876,997)

Net increase in cash and cash equivalents		27,585,038	13,957,439	22,760,124

Cash and cash equivalents at 1 January		42,742,204	50,398,771	43,662,519

Effects of exchange rate changes and inflation adjustments on cash and cash equivalents		(16,502,367)	(21,614,006)	15,807,882

Cash and cash equivalents at 31 December	23	53,824,875	42,742,204	50,398,771

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

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

On 7 April 2023, the Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120 million (plus EUR 21.6 million of value-added taxes). The initial payment which includes the down payment for the extension fee and total amount of value-added taxes, amounting to EUR 81.6 million has been paid in Turkish Lira at the amount of TRY 1.7 billion during 2023. The remaining amount will be paid in two equal installments amounting to EUR 31.1 million within two years (on 30 April 2024 and 30 April 2025, respectively).

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

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

1.    Reporting entity (continued)

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), and TVF respectively as of 31 December 2023. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

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
(v)	So long as the above-mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2023.

The consolidated financial statements of the Company as at and for the year ended 31 December 2023 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate and a joint venture.

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

(a)Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2023 were authorized for issue by the Board of Directors on 13 May 2024.

(b)Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2023 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 268.3% as at 31 December 2023, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(b)  Restatement of financial statements during the hyperinflationary periods (continued)

The table below shows the evolution of CPI in the last three years and as of 31 December 2023:

	2023	2022	2021	2020
Annual Index	1,859.38	1,128.45	686.95	504.81
Average Index	1,488.91	967.71	561.61	469.59

Yearly Inflation	64.8%	64.3%	36.1%	14.6%
Cumulative Inflation (last three years)	268.3%	156.2%	74.4%	54.2%

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

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2023. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories, Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2023.

Comparative figures must also be presented in the current currency of 31 December 2023 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. All items in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The initial items of the statement of changes in equity are reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized under retained earnings and other comprehensive results.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(c)Functional and presentation currency

(i)Transactions and balances

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

(ii)Foreign operations

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

On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(d)Use of estimates and judgments

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

Allowance for doubtful receivables

For trade receivables, other receivables, other assets and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of IAS 16 and IAS 38 standards, and accordingly, the related assets are depreciated from the date at which the assets are ready for use.

The useful lives of such assets depend on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(d)Use of estimates and judgments (continued)

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

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, for the device in these transactions by considering the factors below:

-	The Company is not the primary obligor for the sale of handset,
-	The Company does not have control over the sale prices of handsets,
-	The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company recognizes revenue gross.

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that a good or service is distinct if both of the following criteria are met:

●	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
●	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(d)Use of estimates and judgments (continued)

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

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations.

All significant investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets’ end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 11.5% - 29.6% at 31 December 2023 (31 December 2022: 11.2% - 23.9%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(d)  Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate(“EIR”) based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)Changes in accounting estimates

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

(g)Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable monitoring of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Company revised Note 38 to include an additional 2,190,434 TL as “Bank Borrowings” from related parties as of 31 December 2022. This revision has no impact on the consolidated statement of profit or loss, consolidated statement of financial position and consolidated statements of cash flows.

(h)Principles of consolidation and equity accounting

(i)Business combinations

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(h)Principles of consolidation and equity accounting (continued)

(i)Business combinations (continued)

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

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

(ii)Subsidiaries

Subsidiaries comprise all entities over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

(iii)Changes in ownership interests

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(h)Principles of consolidation and equity accounting (continued)

(iv)Business combinations under common control

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

(v)Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture.Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”), and an interest in an associate, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş(“TOGG”). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group. The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group’s share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(i)Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling.

(i)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)
●	Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss

(ii)Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(i)Financial instruments (continued)

(iii)Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group’s debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

(iv)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elect to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi (“Turkcell GSYF”) at fair value through profit or loss. For more information, refer to Note 24.

(v)Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

●	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

All Group companies apply simplified lifetime ECL measurement except Turkcell Finansman which applies the general approach.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(i)Financial instruments (continued)

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

(i)	Sale and Repurchase Agreements

Securities purchased under agreements to resell (“Reverse Repo”) are classified and measured at amortized cost with the objective to collect contractual cash flows that are SPPI. Reverse repo transactions are recognized as cash and cash equivalents because they have short-term maturity and is readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. When the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not adjust the consideration for the effects of a significant financing component. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group’s impairment policies.

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss
●	Financial liabilities at amortized cost (loans and borrowings)

(ii)Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(i)Financial instruments (continued)

(iii)Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(j)Derivative financial instruments and hedging accounting (continued)

(i)Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

(ii)Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within other comprehensive income in the costs of hedging reserve within equity.

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

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as it is prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(j)Derivative financial instruments and hedging accounting (continued)

(ii)Cash flow hedge (continued)

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

-	If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve until the future cash flows occur.
-	When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

(iii)Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)Property, plant and equipment

(i)Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset cannot exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of significant accounting policies (continued)

(k)Property, plant and equipment (continued)

(ii)Subsequent costs

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

(iii)Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20	years
Fixed network infrastructure	3–25	years
Call center equipment	4–8	years
Buildings	21–25	years
Equipment, fixtures and fittings	2–10	years
Motor vehicles	4 – 6	years
Electricity power plant	20	years
Leasehold improvements	3 – 5	years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)Borrowing costs

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(l)Intangible assets

(i)Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998 (The 2G license has been extended until 30 April 2029 on 7 April 2023) 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 31, 20 and 13 years, respectively.

(ii)Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(I)  Intangible assets (continued)

(ii) Computer software (continued)

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)Other intangible assets

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15	years
Transmission line software	5-10	years
Brand name	9-10	years
Customer base	2-15	years
Subscriber acquisition cost	2-6	years
Electricity production license	20	years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period. Useful lives of subscriber acquisition cost are determined based on expected subscriber lifetimes.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. It is carried at cost adjusted for the effects of inflation during the hyperinflationary period (when it is arising from acquisition of a business whose functional currency is hyperinflationary), less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(m)Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

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

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2023 and 2022, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)Impairment of non-financial assets

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As explained at Note 41, the Company classified Ukrainian CGU as held-for-sale as of 31 December 2023. Prior to classification to assets held for sale, the Company performed an assessment and did not identify an indication of impairment for Ukrainian CGU. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed (Note 14).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(p)Employee benefits

(i)Short-term obligations

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

(ii)	Post-employment benefits

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits (“IAS 19”). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days’ pay up to a maximum full TL 23.5 as at 31 December 2023 (31 December 2022: TL 15.4), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.5% (31 December 2022: 0.6%).

(iii)	Share-based payments

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

(iv)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)	Defined contribution plans

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(q)Provisions

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

(r)Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it performs because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. At some of the contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of significant accounting policies (continued)

(r)Revenue (continued)

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

●	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
●	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction. Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered.

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Instalment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes “contracted receivables” (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and recognize revenue for the handset, based on the gross versus net presentation criteria explained at note (d).

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Odeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of significant accounting policies (continued)

(r)Revenue (continued)

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

(s)Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions,where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

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

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(t)Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(u)Non-current assets held for sale and discontinued operations

On 29 December 2023, the Group publicly announced the decision of its Board of Directors to sell Lifecell, UkrTower and Global LLC, which as a whole represent Ukrainian geography operations. The sale of Ukrainian operations is expected to be completed within a year from the reporting date.

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of Ukrainian operations are presented at carrying amounts, as carrying amount is lower than fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Ukrainian operations are presented as a discontinued operation because it is classified as held for sale and it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 41. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(v)Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(w)Dividends

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)Leases

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

-The Group has the right to operate the asset or,

-The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(x)Leases (continued)

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

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,
-	Amounts expected to be payable under a residual value guarantee and
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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(x)Leases (continued)

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

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

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

(y)New standards and interpretations

i)	Standards, amendments and interpretations applicable as at 31 December 2023:

IFRS 17 - The new Standard for insurance contracts

IASB issued IFRS 17, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognized over the period that services are provided. Entities have an option to present the effect of changes in discount rates either in profit and loss or in other comprehensive income. The standard includes specific guidance on measurement and presentation for insurance contracts with participation features.

The standard did not have a significant impact on the financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of significant accounting policies (continued)

(y)New standards and interpretations (continued)

i)Standards, amendments and interpretations applicable as at 31 December 2023: (continued)

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This aspect of the definition was retained by the Board. The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of the effective date.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had some impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized.

The standard did not have any impact on the financial position or performance of the Group because the Group had already adopted a similar policy.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

i)Standards, amendments and interpretations applicable as at 31 December 2023: (continued)

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD).

Local legislations in the countries that the Group operates have not been fully clarified yet, except for the Netherlands. But because other countries legislations are not fully clarified, the Group is unable to make a complete impact assessment for the impacts of the tax reform. However, Certain disclosure requirements are not required to be applied for any period ending on or before 31 December 2023.

Based on management’s preliminary assessments, Group management does not expect significant impact on it’s consolidated financial statements due to Pillar Two amendments. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

ii)Standards, amendments and interpretations that are issued but not effective as at 31 December 2023:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with IAS 8. Early application is permitted. However, an entity that applies the 2020 amendments early is also required to apply the 2022 amendments, and vice versa.

The Group does not expect any impact on its balance sheet as a result of this amendment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

ii)Standards, amendments and interpretations that are issued but not effective as at 31 December 2023: (continued)

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right-of-use retained by the seller-lessee.

The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The Group does not expect significant impact of the amendments on financial position or performance of the Group.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

3.Business combinations

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

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	258,584
- Cash consideration amount	249,719
- Contingent and deferred consideration amount	8,865
Net assets acquired	(230,835)
Goodwill	27,749

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	15,039
Other current assets	15,528
Property, plant and equipment	342,889
Intangible assets	631,093
Other non-current assets	449
Borrowings	(411,129)
Trade and other payables	(21,326)
Due to related parties	(6,794)
Provisions	(100)
Employee benefit obligations	(208)
Deferred tax liabilities	(131,966)
Other liabilities	(202,640)
Fair value of total identifiable net assets (100%)	230,835

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	249,719
Cash and cash equivalents - acquired	(15,039)
Cash outflow due to acquisition (net)	234,680

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4.Financial risk management

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

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties, if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets. The receivables from financial sector activities consist of contractual assignments from subscribers related to consumer financing activities of Turkcell Finansman, receivables related to payment services and electronic money services of Turkcell Ödeme and Paycell LLC, and receivables related to insurance agency services of Turkcell Sigorta. These receivables are accounted for using the effective interest rate method at amortized cost.

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

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2023, guarantees of TL8,836,805 were outstanding (31 December 2022: TL 6,513,114).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,215,677 (31 December 2022: TL 3,598,726) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4.Financial risk management (continued)

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

(i)Foreign exchange risk

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

(ii)Interest rate risk

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

The Group’s transition from USD LIBOR to SOFR was completed as of June 30, 2023.

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

-	Considering the Group’s ‘Possible’ requirements, the USD LIBOR interest rate on which its hedging liabilities are based has not changed as a result of the IBOR reform.
-	As a result of the IBOR reform, the USD LIBOR interest rate, on which the cash flows of the debt for hedging purposes are carried out, and the swap interest rate on which the hedging transactions are based, have not changed as a result of the IBOR reform.
-	The group has not retroactively changed its cash flow hedging reserve for the period expected for the implementation of the reforms.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.Segment information

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

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell LLC, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of call center operations to third party customers of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. (“W3”) and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.Segment information (continued)

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	91,952,843	77,951,747	2,625,686	2,673,057	4,568,674	3,545,379	10,161,753	13,558,486	(2,192,772)	(4,241,823)	107,116,184	93,486,846
Inter-segment revenue	(782,421)	(415,145)	(151,112)	(238,906)	(415,271)	(264,840)	(843,968)	(3,322,932)	2,192,772	4,241,823	-	-
Revenues from external customers	91,170,422	77,536,602	2,474,574	2,434,151	4,153,403	3,280,539	9,317,785	10,235,554	-	-	107,116,184	93,486,846
Adjusted EBITDA	40,663,472	32,770,610	972,856	891,194	1,607,534	1,749,526	887,860	1,298,333	(254,608)	(101,932)	43,877,114	36,607,731
IFRS 9 impairment loss provision	(920,417)	(557,550)	(6,055)	(5,003)	(81,981)	(57,339)	289	(2,086)	-	-	(1,008,164)	(621,978)

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Total segment revenue	77,951,747	90,008,603	2,673,057	2,667,171	3,545,379	3,550,776	13,558,486	15,775,237	(4,241,823)	(3,402,143)	93,486,846	108,599,644
Inter-segment revenue	(415,145)	(580,385)	(238,906)	(278,079)	(264,840)	(202,695)	(3,322,932)	(2,340,984)	4,241,823	3,402,143	-	-
Revenues from external customers	77,536,602	89,428,218	2,434,151	2,389,092	3,280,539	3,348,081	10,235,554	13,434,253	-	-	93,486,846	108,599,644
Adjusted EBITDA	32,770,610	40,815,431	891,194	859,130	1,749,526	2,119,639	1,298,333	1,305,889	(101,932)	(156,908)	36,607,731	44,943,181
IFRS 9 impairment loss provision	(557,550)	(803,560)	(5,003)	(8,632)	(57,339)	(31,771)	(2,086)	(3,072)	-	-	(621,978)	(847,035)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.Segment information (continued)

	31 December	31 December	31 December
	2023	2022	2021
Profit for the period	10,562,572	6,036,486	6,416,898
Add/(Less):
Income tax expense	(4,675,891)	(2,785,265)	900,339
Finance income	(12,663,682)	(3,957,684)	(11,527,996)
Finance costs	19,931,617	11,949,156	21,308,035
Other income	(882,782)	(348,611)	(356,404)
Other expenses	5,648,334	1,406,976	2,010,123
Monetary (gain) loss	(3,816,872)	(7,767,102)	(4,804,527)
Depreciation and amortization	31,298,993	32,595,996	31,188,016
Share of loss/(gain) of equity accounted investees	(1,525,175)	(522,221)	(191,303)
Consolidated adjusted EBITDA	43,877,114	36,607,731	44,943,181

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December	31 December	31 December
	2023	2022	2021
Revenues
Turkiye	104,641,610	91,052,696	106,210,552
Belarus	1,384,585	1,540,091	1,375,795
Turkish Republic of Northern Cyprus	1,058,155	855,064	959,667
Netherlands	31,834	38,995	53,630
	107,116,184	93,486,846	108,599,644

	31 December	31 December
	2023	2022
Non-current assets
Turkiye	140,298,871	141,507,693
Ukraine	-	12,651,476
Belarus	746,265	1,229,643
Turkish Republic of Northern Cyprus	3,047,815	1,626,546
Unallocated non-current assets	444,146	661,238
	144,537,097	157,676,596

Prior to classification to asset held for sale and discontinued operations, Ukrainian entities revenues and non-current assets were presented within above tables. Non-current assets as of 31 December 2022 and 2021 still includes Ukraine, however, revenues of Ukraine are reclassified to discontinued operations in consolidated statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6.Revenue

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	86,033,365	73,395,928	2,285,955	2,276,114	-	-	-	-	(200,732)	(171,130)	88,118,588	75,500,912
Equipment revenues	4,981,916	4,119,171	183,095	177,001	-	-	6,315,781	6,886,804	(86,055)	(38,758)	11,394,737	11,144,218
Revenue from financial services	-	-	-	-	4,568,674	3,545,379	-	-	(415,271)	(264,840)	4,153,403	3,280,539
Other	937,562	436,648	156,636	219,942	-	-	3,845,972	6,671,682	(1,490,714)	(3,767,095)	3,449,456	3,561,177
Total	91,952,843	77,951,747	2,625,686	2,673,057	4,568,674	3,545,379	10,161,753	13,558,486	(2,192,772)	(4,241,823)	107,116,184	93,486,846

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Telecommunication services	73,395,928	85,301,533	2,276,114	2,101,368	-	-	-	-	(171,130)	(210,861)	75,500,912	87,192,040
Equipment revenues	4,119,171	4,111,543	177,001	299,230	-	-	6,886,804	9,496,810	(38,758)	(164,771)	11,144,218	13,742,812
Revenue from financial services	-	-	-	-	3,545,379	3,550,776	-	-	(264,840)	(202,715)	3,280,539	3,348,061
Other	436,648	595,527	219,942	266,573	-	-	6,671,682	6,278,427	(3,767,095)	(2,823,796)	3,561,177	4,316,731
Total	77,951,747	90,008,603	2,673,057	2,667,171	3,545,379	3,550,776	13,558,486	15,775,237	(4,241,823)	(3,402,143)	93,486,846	108,599,644

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 2,023,862, TL 1,546,463 and TL 1,611,840, for the years ended 31 December 2023, 2022 and 2021, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6. Revenue (continued)

	31 December 2023
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	86,033,365	2,285,955	-	-	(200,732)	88,118,588
At a point in time	1,456,376	66,933	-	-	(105)	1,523,204
Over time	84,576,989	2,219,022	-	-	(200,627)	86,595,384
Equipment Related	4,981,916	183,095	-	6,315,781	(86,055)	11,394,737
At a point in time	4,468,575	183,095	-	6,315,781	(86,055)	10,881,396
Over time	513,341	-	-	-	-	513,341
Revenue from financial operations	-	-	4,568,674	-	(415,271)	4,153,403
At a point in time	-	-	2,224,526	-	(376,108)	1,848,418
Over time	-	-	2,344,148	-	(39,163)	2,304,985
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time		-	-	-	-	-
Other	937,562	156,636	-	3,845,972	(1,490,714)	3,449,456
At a point in time	376	31,177	-	116,102	(52)	147,603
Over time	937,186	125,459	-	3,729,870	(1,490,662)	3,301,853
Total	91,952,843	2,625,686	4,568,674	10,161,753	(2,192,772)	107,116,184
At a point in time	5,925,327	281,205	2,224,526	6,431,883	(462,320)	14,400,621
Over time	86,027,516	2,344,481	2,344,148	3,729,870	(1,730,452)	92,715,563

	31 December 2022
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	73,395,928	2,276,114	-	-	(171,130)	75,500,912
At a point in time	631,113	78,495	-	-	(229)	709,379
Over time	72,764,815	2,197,619	-	-	(170,901)	74,791,533
Equipment Related	4,119,171	177,001	-	6,886,804	(38,758)	11,144,218
At a point in time	3,677,042	177,001	-	6,886,804	(38,758)	10,702,089
Over time	442,129	-	-	-	-	442,129
Revenue from financial operations	-	-	3,545,379	-	(264,840)	3,280,539
At a point in time	-	-	1,621,746	-	(264,832)	1,356,914
Over time	-	-	1,923,633	-	(8)	1,923,625
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time			-			-
Other	436,648	219,942	-	6,671,682	(3,767,095)	3,561,177
At a point in time	11,844	6,718	-	66,890	(9,103)	76,349
Over time	424,804	213,224	-	6,604,792	(3,757,992)	3,484,828
Total	77,951,747	2,673,057	3,545,379	13,558,486	(4,241,823)	93,486,846
At a point in time	4,319,999	262,214	1,621,746	6,953,694	(312,922)	12,844,731
Over time	73,631,748	2,410,843	1,923,633	6,604,792	(3,928,901)	80,642,115

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6. Revenue (continued)

	31 December 2021
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	85,301,533	2,101,368	-	-	(210,861)	87,192,040
At a point in time	863,151	70,605	-	-	(3)	933,753
Over time	84,438,382	2,030,763	-	-	(210,858)	86,258,287
Equipment Related	4,111,543	299,230	-	9,496,810	(164,771)	13,742,812
At a point in time	3,332,725	299,230	-	9,496,810	(164,771)	12,963,994
Over time	778,818	-	-	-	-	778,818
Revenue from financial operations	-	-	3,550,776	-	(202,715)	3,348,061
At a point in time	-	-	1,389,624	-	(202,715)	1,186,909
Over time	-	-	2,161,152	-	-	2,161,152
Call Center	-	-	-	-	-	-
At a point in time	-	-	-	-	-	-
Over time	-		-			-
Other	595,527	266,573	-	6,278,427	(2,823,796)	4,316,731
At a point in time	18,547	950	-	151,371	(9,939)	160,929
Over time	576,980	265,623	-	6,127,056	(2,813,857)	4,155,802
Total	90,008,603	2,667,171	3,550,776	15,775,237	(3,402,143)	108,599,644
At a point in time	4,214,423	370,785	1,389,624	9,648,181	(377,428)	15,245,585
Over time	85,794,180	2,296,386	2,161,152	6,127,056	(3,024,715)	93,354,059

7.Other income and expense

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2023	2022	2021
Depositary reimbursement	108,861	104,532	139,732
Insurance compensation	273,843	-	-
Income from equipment donations	205,045	-	-
Rent income	26,507	38,740	37,350
Non-interest income from banks	891	17,194	28,062
Other	267,635	188,145	151,260
Other income	882,782	348,611	356,404

Revaluation tax expense	(1,500)	(415,341)	-
Donation expenses (*)	(3,919,568)	(267,861)	(278,463)
Litigation expenses	(738,268)	(156,018)	(1,124,058)
Loss on modification of lease contract	(146,563)	(172,408)	(147,959)
Loss on sale of fixed assets	(15,981)	(35,502)	98,440
Restructuring cost	(462,741)	(12,116)	-
Other	(363,713)	(347,730)	(558,084)
Other expense	(5,648,334)	(1,406,976)	(2,010,123)
(*)

The donation expenses mainly relate to the donation payment made on February 6, 2023, following the devastating Southeastern Turkiye Earthquakes. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board’s decision dated February 9, 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

8.Employee benefit expenses

	31 December 2023	31 December 2022	31 December 2021
Wages and salaries (*)	13,836,698	9,691,385	10,477,300
Defined benefit plans (**)	306,677	138,841	163,294
Defined contribution plans	75,500	105,964	109,411
	14,218,875	9,936,190	10,750,005
(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of defined benefit plans for the years ended 31 December 2023, 2022 and 2021 amounting to TL 149,757, TL 1,824,873 and TL 541,628 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

9.Finance income and costs

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2023	2022	2021
Interest income	3,118,511	2,126,478	2,211,740
Income from financial assets carried at fair value	4,604,960	1,738,728	-
Cash flow hedges – reclassified to profit or loss	3,287,562	-	5,831,714
Net fair value gains on derivative financial instruments and interest	1,144,406	-	3,361,847
Other	508,243	92,478	122,695
Finance income	12,663,682	3,957,684	11,527,996

Net foreign exchange losses	(14,016,423)	(7,155,055)	(18,399,847)
Net interest expenses for financial assets and liabilities measured at amortized cost	(5,837,283)	(4,269,930)	(2,817,322)
Net fair value losses on derivative financial instruments and interest	-	(6,580,717)	-
Cash flow hedges - reclassified to profit or loss	-	6,253,680	-
Other	(77,911)	(197,134)	(90,866)
Finance costs	(19,931,617)	(11,949,156)	(21,308,035)
Monetary gain (loss)	3,816,872	7,767,102	4,804,527
Net finance costs	(3,451,063)	(224,370)	(4,975,512)

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income and expense on financial assets and financial liabilities measured at amortized cost amounting to TL 773,609, TL (6,610,892), TL 1,224,264, TL (5,494,195), and TL 1,294,283, TL (4,111,605) for the years ended 31 December 2023, 2022 and 2021, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 21,087,243, TL (35,103,667), TL 15,782,024, TL (22,937,079) and TL 28,279,084, TL (46,678,932) for the years ended 31 December 2023, 2022 and 2021, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.Income tax expense

	31 December	31 December	31 December
	2023	2022	2021
Current income tax expense	(683,059)	(864,540)	(1,931,842)
Deferred income tax income	5,358,950	3,649,805	1,031,503
Total income tax income/ (expense)	4,675,891	2,785,265	(900,339)

Income tax relating to each component of other comprehensive income

		Tax (expense) /
31 December 2023	Before tax	benefit	Net of tax
Foreign currency translation differences	2,860,231	(491,059)	2,369,172
Change in cash flow hedge reserve	1,573,196	25,502	1,598,698
Change in cost of hedging reserve	(389,364)	274,034	(115,330)
Fair value reserve	149,602	(5,514)	144,088
Hedges of net investments in foreign operations	(2,342,679)	1,181,457	(1,161,222)
Remeasurements of defined benefit plans	(149,757)	152,178	2,421
	1,701,229	1,136,598	2,837,827

		Tax (expense) /
31 December 2022	Before tax	benefit	Net of tax
Foreign currency translation differences	(748,669)	(887,185)	(1,635,854)
Change in cash flow hedge reserve	2,286,823	(89,836)	2,196,987
Change in cost of hedging reserve	(2,170,669)	434,134	(1,736,535)
Fair value reserve	(121,999)	35,988	(86,011)
Hedges of net investments in foreign operations	(520,930)	440,135	(80,795)
Remeasurements of defined benefit plans	(1,824,873)	363,876	(1,460,997)
	(3,100,317)	297,112	(2,803,205)

		Tax (expense) /
31 December 2021	Before tax	benefit	Net of tax
Foreign currency translation differences	7,164,377	(2,330,871)	4,833,506
Change in cash flow hedge reserve	987,969	(86,967)	901,002
Change in cost of hedging reserve	(3,879,104)	775,821	(3,103,283)
Fair value reserve	(192,475)	38,164	(154,311)
Hedges of net investments in foreign operations	(3,886,535)	843,616	(3,042,919)
Remeasurements of defined benefit plans	(541,628)	108,418	(433,210)
	(347,396)	(651,819)	(999,215)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.Income tax expense (continued)

Reconciliation of income tax expense

	31 December	31 December	31 December
	2023	2022	2021
Profit from continuing operations before income tax expense	5,886,681	3,251,221	7,317,237
Profit before income tax expense	5,886,681	3,251,221	7,317,237

Tax at the Turkiye’s tax rate (2023: 25%, 2022:23%, 2021:25%)	(1,471,670)	(747,781)	(1,829,309)
Difference in overseas tax rates	101,983	146,513	(10,798)
Effect of exemptions (*)	1,973,510	1,242,440	595,597
Effect of permanent differences	(629,884)	(438,771)	(1,327,320)
Change in unrecognized deferred tax assets	308,452	(333,765)	(17,970)
Adjustments for current tax of prior years	83,383	15,957	(13,845)
Effect of increase in corporate tax rate in Turkiye	(1,066,740)	388,104	709,471
Tax effect of investment in associate and joint venture	(410,523)	(78,213)	(28,729)
Tax effect of Law No. 7440 (**)	(282,582)	-	-
Inflation adjustments	6,066,324	2,593,980	1,016,811
Other	3,638	(3,199)	5,753
Total income tax income/ (expense)	4,675,891	2,785,265	(900,339)
(*)	Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.

(**) In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

An amendment to Turkey’s Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that will be submitted as of 1 October 2023 but it is applied for the annual taxable income.

Previously, corporate tax rates in Türkiye were 23% for the year 2022 and 25% for the year 2021. These corporate rates were enacted with a temporary article that was added to the Turkiye’s Corporate Tax Law No. 5220 on 22 April 2021. This Law increased the corporate tax rate under Corporate Tax Law from 20% to 25% for the tax year 2021 and to 23% for the tax year 2022. Based on this Law, corporate tax rate would continue with 20% starting 1 January 2023 so as of 31 December 2021 and 2022, for temporary difference that are expected to be reversed in 2023 onwards 20% tax rate was used to recognised deferred taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.Income tax expense (continued)

In addition, with the publication of the Law No. 7394 in the Official Gazette on 15 April 2022, corporate tax rates of banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies has been permanently increased to 25%, which became effective immediately for 2022 annual taxable income. In accordance with the “General Communiqué on Tax Procedure Law No: 555” published in the Official Gazette on 30 December 2023 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the (tax base) financial statements of the entities operating in Turkiye should be subject to inflation adjustment as of 31 December 2023. The inflation adjusted (tax base) financial statements will constitute an opening balance sheet base for tax returns to be prepared starting from 1 January 2024 and opening balance sheet inflation effects will not be taken into consideration in the calculation of 2023 corporate tax charge.

The tax effects arising from this opening balance sheet inflation adjustment calculated as per Tax Procedural Law has been included in the deferred tax calculation as of 31 December 2023 and a net deferred tax asset at the amount of TL 13,726,600 has been recognized as of 31 December 2023.

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

The deduction of 100% of the research and development expenses is allowed when the taxpayers made these expenditures exclusively for new technology and information researches.

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

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Local legislations in Türkiye and other countries that the Group operates have not been enacted yet.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2023, 2022 and 2021 is as follows:

Cost of revenue:

	31 December	31 December	31 December
	2023	2022	2021
Depreciation and amortization (*)	(31,298,993)	(32,595,996)	(31,188,016)
Cost of goods sold	(10,695,191)	(10,782,150)	(13,866,996)
Share of Turkish Treasury	(9,290,270)	(7,790,546)	(9,322,838)
Employee benefit expenses	(8,447,593)	(6,005,316)	(6,613,847)
Interconnection and termination expenses	(3,955,527)	(5,191,849)	(7,236,584)
Energy expenses	(3,676,829)	(4,654,112)	(2,830,773)
Radio expenses	(1,368,805)	(924,245)	(674,525)
Frequency expenses	(3,424,766)	(2,855,179)	(3,417,467)
Transmission expenses	(1,465,349)	(1,535,063)	(1,659,329)
Roaming expenses	(1,134,820)	(1,097,382)	(1,023,156)
Universal service fund	(1,242,404)	(1,085,290)	(1,283,039)
Cost of revenue from financial services (**)	(1,850,910)	(1,065,549)	(732,206)
Internet expenses	(1,186,248)	(1,252,704)	(1,140,267)
Other	(5,380,330)	(4,845,548)	(5,149,024)
	(84,418,035)	(81,680,929)	(86,138,067)
(*)

As at 31 December 2023, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 326,869 (31 December 2022: TL 254,701 and 31 December 2021: TL 270,680).

(**)

As at 31 December 2023, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 186,363 (31 December 2022: TL 132,286 and 31 December 2021: TL 103,546).

Selling and marketing expenses:

	31 December	31 December	31 December
	2023	2022	2021
Employee benefit expenses	(3,139,523)	(2,109,509)	(2,282,240)
Marketing expenses	(1,969,736)	(1,799,885)	(2,164,820)
Selling expenses	(306,716)	(363,264)	(444,519)
Other	(266,371)	(320,135)	(309,455)
	(5,682,346)	(4,592,793)	(5,201,034)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.Expense by nature (continued)

Administrative expenses:

	31 December	31 December	31 December
	2023	2022	2021
Employee benefit expenses	(2,445,396)	(1,689,078)	(1,750,372)
Consultancy expenses	(206,083)	(227,975)	(286,278)
Service expenses	(157,661)	(137,727)	(127,040)
Maintenance and repair expenses	(71,752)	(87,404)	(88,217)
Collection expenses	(128,861)	(90,042)	(123,873)
Travel and entertainment expenses	(83,402)	(62,856)	(50,361)
Utility expenses	(8,006)	(39,407)	(23,611)
Other	(328,357)	(244,922)	(208,591)
	(3,429,518)	(2,579,411)	(2,658,343)

Net impairment losses on financial and contract assets:

	31 December	31 December	31 December
	2023	2022	2021
Net impairment losses on financial and contract assets	(1,008,164)	(621,978)	(847,035)
	(1,008,164)	(621,978)	(847,035)

12.Property, plant and equipment

						Impairment	Transfer from	Effects of	Balance at
	Balance at				Assets held	expenses/	investment	movements in	31 December
Cost	1 January 2023	Additions	Disposals	Transfers	for sale	(reversals)	property	exchange rates	2023
Network infrastructure (All operational)	188,873,033	5,407,763	(2,745,510)	7,440,574	(14,934,868)	-	-	(2,210,749)	181,830,243
Land and buildings	10,002,000	1,505,727	(22,560)	52,430	(99,423)	-	141,411	(113,337)	11,466,248
Equipment, fixtures and fittings	11,305,347	1,173,745	(178,394)	322,061	(172,585)	-	-	(480,268)	11,969,906
Motor vehicles	173,393	30,696	(8,342)	204	(2,474)	-	-	(5,021)	188,456
Leasehold improvements	3,741,428	70,672	(546)	(3)	(25,188)	-	-	(2,133)	3,784,230
Electricity production power plant	339,138	-	-	-	-	-	-	-	339,138
Construction in progress	3,820,328	7,215,635	(92,076)	(8,338,415)	(366,813)	874	-	198,860	2,438,393
Total	218,254,667	15,404,238	(3,047,428)	(523,149)	(15,601,351)	874	141,411	(2,612,648)	212,016,614

Accumulated depreciation
Network infrastructure (All operational)	130,110,166	9,081,063	(2,719,073)	-	(9,582,040)	(23,686)	-	(87,384)	126,779,046
Land and buildings	1,981,910	678,931	(8,244)	-	(70,158)	(219)	113,520	163,255	2,858,995
Equipment, fixtures and fittings	11,097,747	2,117,619	(127,038)	-	(126,994)	(14)	-	(825,232)	12,136,088
Motor vehicles	161,429	31,412	(7,915)	-	(2,057)	-	-	(4,811)	178,058
Leasehold improvements	3,384,838	36,514	-	-	(22,211)	-	-	(1,471)	3,397,670
Electricity production power plant	24,181	17,093	-	-	-	-	-	(24,763)	16,511
Total	146,760,271	11,962,632	(2,862,270)	-	(9,803,460)	(23,919)	113,520	(780,406)	145,366,368

Net book value	71,494,396	3,441,606	(185,158)	(523,149)	(5,797,891)	24,793	27,891	(1,832,242)	66,650,246

Depreciation expenses for the years ended 31 December 2023 and 2022 amounting to TL 11,937,839 and TL 15,305,789 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Gain from impairment losses reversal on property, plant and equipment for the year ended 31 December 2023 is TL 24,793 and is recognized under depreciation expenses (31 December 2022 impairment loss: TL 305,900)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

12. Property, plant and equipment (continued)

					Impairment	Transfer to	Effects of	Balance at
	Balance at				expenses/	investment	movements in	31 December
Cost	1 January 2022	Additions	Disposals	Transfers	(reversals)	property	exchange rates	2022
Network infrastructure (All operational)	188,204,239	6,055,634	(3,210,322)	7,011,308	-	-	(9,187,826)	188,873,033
Land and buildings	10,729,703	554,894	(3,045)	3,490	-	(849,429)	(433,613)	10,002,000
Equipment, fixtures and fittings	10,962,783	1,178,734	(510,040)	115,030	-	-	(441,160)	11,305,347
Motor vehicles	182,643	-	(2,150)	938	-	-	(8,038)	173,393
Leasehold improvements	3,749,640	48,300	(37,712)	1,064	-	-	(19,864)	3,741,428
Electricity production power plant (Note 3)	342,283	-	-	-	-	-	(3,145)	339,138
Construction in progress	3,421,878	7,775,969	(60,327)	(7,131,830)	11,621	-	(196,983)	3,820,328
Total	217,593,169	15,613,531	(3,823,596)	-	11,621	(849,429)	(10,290,629)	218,254,667

Accumulated depreciation
Network infrastructure (All operational)	124,789,832	12,829,570	(2,317,913)	-	303,986	-	(5,495,309)	130,110,166
Land and buildings	2,543,152	381,603	-	-	348	(731,185)	(212,008)	1,981,910
Equipment, fixtures and fittings	10,429,522	1,729,653	(372,532)	-	13,146	-	(702,042)	11,097,747
Motor vehicles	159,896	11,534	(2,154)	-	-	-	(7,847)	161,429
Leasehold improvements	3,405,584	30,302	(36,420)	-	41	-	(14,669)	3,384,838
Electricity production power plant (Note 3)	6,394	17,227	-	-	-	-	560	24,181
Total	141,334,380	14,999,889	(2,729,019)	-	317,521	(731,185)	(6,431,315)	146,760,271

Net book value	76,258,789	613,642	(1,094,577)	-	(305,900)	(118,244)	(3,859,314)	71,494,396

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.Intangible assets

						Impairment	Effects of	Balance at
	Balance at				Assets held	expenses/	movements in	31 December
Cost	1 January 2023	Additions	Disposals	Transfers	for sale	(reversals)	exchange rates	2023
Telecommunication licenses	70,152,194	3,613,018	(59,797)	181,814	(5,149,479)	-	(430,834)	68,306,916
Computer software	95,767,623	7,908,723	(173,279)	453,280	(1,359,776)	-	1,087,039	103,683,610
Transmission line software	1,030,729	972	(3,688)	-	-	-	25,231	1,053,244
Indefeasible right of usage	1,012,694	2,943	-	-	-	-	-	1,015,637
Brand name	11,292	53	(49)	188	(614)	-	(102)	10,768
Customer base	48,967	-	-	-	-	-	(9,872)	39,095
Goodwill	419,754	-	-	-	-	(7,176)	(4,649)	407,929
Subscriber acquisition cost	34,103,021	5,031,195	(125,098)	-	(575,070)	-	84,049	38,518,097
Electricity production license	709,869	-	-	-	-	-	(41,875)	667,994
Others	1,118,057	164,935	(860)	(23,060)	(161)	-	(11,527)	1,247,384
Construction in progress	75,914	371,418	(132,947)	(89,073)	(869)	-	37,781	262,224
Total	204,450,114	17,093,257	(495,718)	523,149	(7,085,969)	(7,176)	735,241	215,212,898

Accumulated amortization
Telecommunication licenses	47,255,448	4,275,416	(4,766)	-	(3,194,034)	3	(244,068)	48,087,999
Computer software	72,926,450	6,425,747	(135,165)	-	(204,567)	15,716	980,719	80,008,900
Transmission line software	1,015,248	26,303	(3,688)	-	-	-	5,381	1,043,244
Indefeasible right of usage	579,827	63,302	-	-	-	-	(454)	642,675
Brand name	16,512	65	(21)	-	(340)	-	(6,401)	9,815
Customer base	35,051	2,005	-	-	-	-	(8,714)	28,342
Subscriber acquisition cost	20,368,047	6,382,401	(125,098)	-	(387,076)	-	(267,239)	25,971,035
Electricity production license	9,938	30,167	-	-	-	-	12,338	52,443
Others	744,858	130,809	(821)	-	(147)	477	(18,128)	857,048
Total	142,951,379	17,336,215	(269,559)	-	(3,786,164)	16,196	453,434	156,701,501

Net book value	61,498,735	(242,958)	(226,159)	523,149	(3,299,805)	(23,372)	281,807	58,511,397

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.Intangible assets (continued)

					Impairment	Effects of	Balance at
	Balance at				expenses/	movements in	31 December
Cost	1 January 2022	Additions	Disposals	Transfers	(reversals)	exchange rates	2022
Telecommunication licenses	73,385,234	1,664	(57,933)	1,504	-	(3,178,275)	70,152,194
Computer software	89,532,740	5,779,710	(280,355)	340,680	-	394,848	95,767,623
Transmission line software	988,369	1,112	-	-	-	41,248	1,030,729
Indefeasible right of usage	1,012,694	-	-	-	-	-	1,012,694
Brand name	13,996	611	(545)	124	-	(2,894)	11,292
Customer base	65,107	-	-	-	-	(16,140)	48,967
Goodwill	427,353	-	-	-	-	(7,599)	419,754
Subscriber acquisition cost	29,629,666	4,875,036	(111,624)	-	-	(290,057)	34,103,021
Electricity production license (Note 3)	778,332	-	-	-	-	(68,463)	709,869
Others	935,930	200,535	(733)	3	-	(17,678)	1,118,057
Construction in progress	127,424	294,093	(590)	(342,311)	-	(2,702)	75,914
Total	196,896,845	11,152,761	(451,780)	-	-	(3,147,712)	204,450,114

Accumulated amortization
Telecommunication licenses	44,068,178	4,523,381	(3,162)	-	506	(1,333,455)	47,255,448
Computer software	66,868,545	5,737,378	(272,867)	-	101,269	492,125	72,926,450
Transmission line software	1,001,840	31,887	-	-	(16,604)	(1,875)	1,015,248
Indefeasible right of usage	522,256	58,315	-	-	-	(744)	579,827
Brand name	27,544	117	(394)	-	-	(10,755)	16,512
Customer base	49,300	-	-	-	-	(14,249)	35,051
Subscriber acquisition cost	15,840,829	5,010,502	(111,624)	-	-	(371,660)	20,368,047
Electricity production license (Note 3)	9,154	-	-	-	-	784	9,938
Others	591,074	156,050	(733)	-	545	(2,078)	744,858
Total	128,978,720	15,517,630	(388,780)	-	85,716	(1,241,907)	142,951,379

Net book value	67,918,125	(4,364,869)	(63,000)	-	(85,716)	(1,905,805)	61,498,735

Amortization expenses for the years ended 31 December 2023 and 2022 amounting to TL 17,352,411 and TL 15,603,346, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2023 and 2022 are TL 23,372 and TL 85,716, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 1,643,698 for the year ended 31 December 2023 (31 December 2022: TL 900,089). Research and development expenses for the years ended 31 December 2023 and 2022 amounting to TL 132,635 and TL 129,078, respectively are recognized in cost of revenue.

The carrying amounts of Turkcell’s 2G, 3G and 4.5G licenses are TL 3,221,124, TL 2,268,481 and TL 14,195,189, respectively (31 December 2022: TL 174,274, TL 2,722,179 and TL 17,038,518, respectively).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

14.Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset’s recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As explained at Note 41, the Company classified Ukrainian CGU as held-for-sale as of 31 December 2023. Prior to classification to assets held for sale, the Company performed an assessment and did not identify an indication of impairment for Ukrainian CGU. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell’s tangible and intangible assets was performed using the assumption that Lifecell was the CGU. As of 31 December 2022, the recoverable amount of Lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized.

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

15.Investment properties

	31 December	31 December
	2023	2022
Cost
Opening balance	1,329,958	737,031
Disposal	-	(256,502)
Transfer from property, plant and equipment	(141,411)	849,429
Closing balance	1,188,547	1,329,958

Accumulated depreciation
Opening balance	1,150,873	555,938
Transfer from property, plant and equipment	(113,520)	731,185
Depreciation and impairment charges during the year	8,829	34,428
Disposal	-	(170,678)
Closing balance	1,046,182	1,150,873

Net book value	142,365	179,085

Depreciation expenses amounting 8,829 TL for the year ended 31 December 2023 (31 December 2022: 34,428) TL) are recognized under cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

15.Investment properties (continued)

Determination of the fair values of the Group’s investment properties.

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

Rent income from investment properties during the year ended 31 December 2023 is TL 24,066 (31 December 2022: TL 24,205). There are no direct operating expenses for investment properties during the year ended 31 December 2023 (31 December 2022: None).

The Group’s investment properties and their fair values at 31 December 2023 and 2022 are as follows:

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	164,000	Discounted cash flow
Investment properties in Ankara	-	96,700	-	Market approach
Investment properties in Adana	-	24,500	-	Market approach
Investment properties in Aydın	-	16,000	-	Market approach
Total	-	137,200	164,000

31 December 2022	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	162,895	Discounted cash flow
Investment properties in Ankara	-	96,392	-	Market approach
Investment properties in Adana	-	21,420	-	Market approach
Investment properties in Istanbul	-	10,710	-	Market approach
Investment properties in Aydın	-	14,253	-	Market approach
Total	-	142,775	162,895

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

16.Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2023 and 31 December 2022 and depreciation and amortization expenses for the years ended 31 December 2023 and 31 December 2022 are as follows:

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2023	4,642,828	1,141,005	226,757	300,524	336,252	6,647,366	360,474	1,046,465	1,406,939	8,054,305
Depreciation and amortization charge for the year	(2,132,213)	(314,369)	(1,007,606)	(178,464)	(277,450)	(3,910,102)	(79,859)	(169,508)	(249,367)	(4,159,469)
Balance at 31 December 2023	3,865,774	1,273,779	205,097	144,619	224,488	5,713,757	421,586	749	422,335	6,136,092

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2022	5,545,497	1,150,710	907,565	499,852	378,787	8,482,411	167,881	1,709,644	1,877,525	10,359,936
Depreciation and amortization charge for the year	(2,487,303)	(276,268)	(1,081,663)	(187,731)	(327,661)	(4,360,626)	(86,992)	(195,442)	(282,434)	(4,643,060)
Balance at 31 December 2022	4,642,828	1,141,005	226,757	300,524	336,252	6,647,366	360,474	1,046,465	1,406,939	8,054,305

As at 31 December 2023, the Company has additions to right-of-use assets amounting to TL 3,990,614 (31 December 2022: TL 3,814,556) and interest expense on lease liabilities amounting to TL 831,599 (31 December 2022: TL 911,081). Depreciation and amortization expenses amounting to TL 4,159,469 (31 December 2022: TL 4,643,060) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,327,438 TL has been classified as assets held for sale. (Note 41)

17.Other assets

	31 December	31 December
Other non-current assets	2023	2022
Advances given for property, plant and equipment	3,377,893	4,166,670
Deposits and guarantees given	599,170	616,999
Prepaid expenses	373,192	441,306
VAT receivable	80,015	83,484
Others	154	59,711
	4,430,424	5,368,170

	31 December	31 December
Other current assets	2023	2022
VAT receivable	1,230,366	964,020
Prepaid expenses	1,070,710	753,825
Prepaid taxes	393,101	736,357
Blocked deposits	784,789	267,909
Receivables from the Ministry of Transport and Infrastructure of Turkiye	75,895	226,948
Advances given to suppliers	100,233	185,518
Receivables from tax office	116,912	3,137
Others	103,767	52,928
	3,875,773	3,190,642

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

18.Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2023 and 2022 are attributable to the following:

	Assets		Liabilities		Net
	2023	2022	2023	2022	2023	2022
Property, plant and equipment and intangible assets	1,352,654	1,081,120	(7,085,009)	(12,513,875)	(5,732,355)	(11,432,755)
Derivative instruments	38,805	49,808	(617,192)	(902,064)	(578,387)	(852,256)
Reserve for defined benefit plans and provisions	1,413,779	750,939	(29,350)	(12,763)	1,384,429	738,176
Tax losses carried forward	1,638,003	3,812,018	-	-	1,638,003	3,812,018
Tax allowances	577,944	159,793	-	(1,089)	577,944	158,704
Other assets and liabilities (*)	1,718,830	1,713,733	(165,879)	(396,290)	1,552,951	1,317,443
Deferred tax assets/(liabilities)	6,740,015	7,567,411	(7,897,430)	(13,826,081)	(1,157,415)	(6,258,670)
Offsetting	(5,611,266)	(4,834,998)	5,611,266	4,834,998	-	-
Net deferred tax assets/(liabilities)	1,128,749	2,732,413	(2,286,164)	(8,991,083)	(1,157,415)	(6,258,670)
(*)	Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2023 and 2022 were as follows:

	2023	2022
Opening balance, net	(6,258,670)	(9,005,440)
Income tax income	5,358,950	3,649,805
Tax charge relating to components of other comprehensive income	1,136,598	297,112
Transferred to assets held for sale (Note 41)	(1,315,876)	-
Exchange differences	(78,417)	(1,200,147)
Closing balance, net	(1,157,415)	(6,258,670)

The Group did not recognize deferred income tax assets of TL 1,815,562 (31 December 2022: TL2,304,900) in respect of tax losses amounting to TL 8,533,187 (31 December 2022: TL 11,979,388) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2024	1,120,896
2025	3,893,414
2026	153,032
2027	2,181,097
2028	595,424
2030	247,881
2031	308,009
Indefinite	33,434
Total	8,533,187

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

19.Trade receivables

	31 December	31 December
	2023	2022
Receivables from subscribers	6,950,428	6,422,491
Undue assigned contracted receivables	624,799	856,167
Accounts and notes receivable	3,350,418	3,703,559
	10,925,645	10,982,217

Trade receivables are shown net of provision for impairment amounting to TL 557,641 as at 31 December 2023 (31 December 2022: TL 1,021,775). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 1,027,834 and TL 729,153 at 31 December 2023 and 2022, respectively.

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

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 233,429 (31 December 2022: TL 327,285) is presented under non-current trade receivable amounted to TL 325,862 (31 December 2022: TL 492,274).

20.Receivables from financial services

	31 December	31 December
	2023	2022
Non-current receivables from financial services	593,550	469,830
Current receivables from financial services	5,842,112	5,399,259
	6,435,662	5,869,089

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

21.Contract assets

	31 December	31 December
	2023	2022
Non-current contract assets	101,281	110,487
Current contract assets	3,191,739	3,112,465
	3,293,020	3,222,952

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

22.Inventories

As of 31 December 2023, inventories amounting to TL 540,507 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2022: TL 494,988).

23.Cash and cash equivalents

	31 December	31 December
	2023	2022
Cash in hand	335	591
Banks	50,025,071	42,823,111
- Demand deposits	4,215,677	3,598,726
- Time deposits	45,809,394	33,120,932
- Receivables from reverse repo	-	6,103,453
Impairment loss provision	(46,690)	(47,542)
	49,978,716	42,776,160

As of 31 December 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are 42.2%, 4.1%, 3.7% and 0.7% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively.

As of 31 December 2023, average maturity of time deposits is 39 days (31 December 2022: 22 days).

As of 31 December 2023, there is no receivables from reverse repo. As of 31 December 2022, the effective interest rates of USD and EUR receivables from reverse repo are 3.0% and 2.8% respectively and average maturity of receivables from reverse repo is 23 days.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December	31 December
	2023	2022
Cash and cash equivalents	49,978,716	42,776,160
Interest accrual of cash and cash equivalents	(171,284)	(33,956)
Asset held for sale	4,017,443	—
Total	53,824,875	42,742,204

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.Financial assets

The details of financial assets as of 31 December 2023 and 2022 are as follows:

	31 December 2023		31 December 2022
	Non-		Non-
	current	Current	current	Current
Amortized cost	-	-	-	1,233,597
- Time deposits with maturity of more than three months	-	-	-	1,233,597
Fair value through profit or loss	541,490	8,869,828	426,147	6,648,418
- Currency protected time deposits (**)	-	8,869,828	-	6,648,418
- Investment funds (***)	541,490	-	426,147	-
Fair value through other comprehensive income	106,023	-	3,049,667	-
- Listed debt securities (*)	106,023	-	3,049,667	-
	647,513	8,869,828	3,475,814	7,882,015

(*)Listed debt securities are classified as financial assets at fair value through other comprehensive income.

(**)

In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks’ balance sheets, the foreign currency protected deposit and participation account (“CPTD”) scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye (“MoTF”). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 190,356 and EUR 85,000 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

	Fair Values
	31 December	31 December	Fair value
	2023	2022	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	106,023	3,049,667	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	82,311	32,925	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	8,869,828	6,648,418	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	459,179	393,222	Level 3	Pricing models based on discounted cash flow
	9,517,341	10,124,232

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.Financial assets (continued)

As of 31 December 2023, and 2022, the notional and fair value amounts of listed debt securities are as follows:

31 December 2023
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	73,426	106,023	Indefinite
Total listed debt securities		106,023

31 December 2022
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
EUR	24,000	777,764	16 February 2026
EUR	15,000	459,852	8 July 2027
EUR	5,000	164,732	11 April 2023
USD	3,700	120,802	31 March 2025
USD	21,000	644,610	14 July 2023
USD	18,000	508,090	25 March 2027
USD	5,000	161,123	13 November 2025
USD	3,000	92,001	25 January 2023
USD	1,000	30,549	10 August 2024
USD	50,000	90,144	Indefinite
Total listed debt securities		3,049,667

As of 31 December 2023 and 2022, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2023
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	1,191,635	1,732,409	22 February 2024
TL	1,071,635	1,722,282	26 February 2024
TL	955,742	1,155,750	27 February 2024
TL	599,368	715,056	26 April 2024
TL	972,020	499,665	10 May 2024
TL	207,853	418,545	12 February 2024
TL	700,000	778,068	28 February 2024
TL	428,045	474,316	31 July 2024
TL	269,857	325,875	16 August 2024
TL	274,462	323,482	28 August 2024
TL	229,780	253,153	02 October 2024
TL	140,639	170,242	01 April 2024
TL	94,501	150,592	15 April 2024
TL	94,501	150,393	24 October 2024
Total currency protected time deposits		8,869,828

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.Financial assets (continued)

31 December 2022
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	1,564,478	2,037,015	10 May 2023
TL	1,160,181	1,565,557	27 February 2023
TL	1,155,113	1,351,781	15 August 2023
TL	719,717	842,611	16 August 2023
TL	379,577	493,978	11 May 2023
TL	305,578	357,476	02 October 2023
Total currency protected time deposits		6,648,418

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December	31 December
	2023	2022	2021
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	149,602	(121,999)	(192,475)
Related to financial assets, tax effect	(5,514)	35,988	38,164
	144,088	(86,011)	(154,311)

25.Equity

Share capital

As at 31 December 2023, share capital represents 2,200,000,000 (31 December 2022: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2023		31 December 2022
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total	100	2,200,000	100	2,200,000

Inflation adjustment to share capital		30,134,546		30,134,546
Inflation adjusted capital		32,334,546		32,334,546

As at 31 December 2023, total number of shares pledged as security is 995,509 (2022: 995,509).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

25.Equity (continued)

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

Treasury shares

During 2023, the Company purchased 1,000,000 of its shares on-market with prices ranging from full TL 33.46 to full TL 34.00 as part of the share buyback decision taken on July 27, 2016, and January 30, 2017. Treasury shares are recognized by deducting from equity.

Dividends

Turkcell:

At the General Assembly held on 13 September 2023, it was decided to distribute gross TL (2,484,979) part of the distributable profit of the Company for the year ended 31 December 2022 to the shareholders on 20 December 2023 in cash, as 1.0272 gross for each share with a nominal value of 1 TL. The amount was paid to the shareholders on the relevant date (31 December 2022: TL (2,391,534)).

26.Earnings per share

	2023	2022	2021
Numerator:
Profit attributable to owners of the Company	12,553,996	6,880,436	7,135,436
Denominator:
Weighted average number of shares (*)	2,182,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	5.75	3.15	3.27

Numerator:
Profit from continuing operations attributable to owners of the Company	10,584,322	6,038,066	6,416,709
Denominator:
Weighted average number of shares (*)	2,182,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	4.85	2.77	2.94

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

26.Earnings per share (continued)

	2023	2022	2021
Numerator:
Profit from discontinued operations attributable to owners of the Company	1,969,674	842,370	718,727
Denominator:
Weighted average number of shares (*)	2,182,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	0.90	0.39	0.33
(*)	Refer to Note 25 - Treasury shares

27.Other non-current liabilities

	31 December	31 December
	2023	2022
Liabilities to BeST investment agreement (*)	1,027,057	1,093,001
Consideration payable in relation to the acquisition of Boyut Enerji	-	5,396
Deferred revenue	86,411	8,194
	1,113,468	1,106,591
(*)

The transfer of ownership of BeST’s 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 2,943,820 as of 31 December 2023) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027-2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

28.Loans and borrowings

	31 December	31 December
Long-term borrowings	2023	2022
Unsecured bank loans	25,494,990	25,793,259
Secured bank loans	3,950,491	3,775,341
Lease liabilities	1,655,783	3,595,270
Debt securities issued	26,845,384	28,021,429
	57,946,648	61,185,299

Short-term borrowings
Unsecured bank loans	19,569,422	21,207,113
Secured bank loans	773,762	1,393,368
Lease liabilities	771,805	1,438,923
Debt securities issued	5,022,572	3,512,682
	26,137,561	27,552,086

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28.Loans and borrowings (continued)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Export kredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. Under this agreement as of 31 December 2023, the Company has used loans of USD 4,819, USD 25,889 and USD 9,110 on 24 February 2023, 22 May 2023, and 7 September 2023, respectively, at a fixed annual interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on August 7, 2020, and extended on August 7, 2023. As of December 31, 2023, under this agreement, the Company has used EUR 28,900, EUR 36,603, EUR 26,854, and EUR 40,675 loans on February 8, 2023, May 29, 2023, June 21, 2023, October 25, 2023, respectively, with an interest rate of 6M Euribor+2.29%, and CNY 42,073, CNY 47,600, and CNY 36,000 loans on September 6, 2023, November 28, 2023 and December 27, 2023, respectively, with an annual interest rate of 5.15%. As of 31 December 2023, the outstanding credit limit is EUR 102,000.

The Company obtained approval from the Capital Markets Board of Türkiye (the CMB) on 28 April 2023 for issuance of debt securities up to TL 8,000,000. The Company has issued debt securities on 8 May 2023, 1 August 2023, 9 August 2023, and 11 August 2023, respectively, amounting TL 330,000, TL 500,000, TL 530,000 and TL 700,000 with the maturity of 9 August 2023, 31 January 2024, 8 February 2024, and 9 February 2024. As of 31 December 2023, the outstanding credit limit is TL 5,939,680.

The Company has used a loan in accordance with the loan agreement with the Bank of China (“BOC”) on August 11, 2023. As of December 31, 2023, under this agreement, the Company has used EUR 9,838, EUR 7,550, and EUR 6,498 loans on August 25, 2023, October 27, 2023, and December 21, 2023, respectively, with an interest rate of 3M Euribor+2.50%. As of 31 December 2023, the outstanding credit limit is EUR 6,100.

Turkcell Ödeme has issued sukuk, each with a maturity of between 3 and 4 months, for a total amount of TL 1,680,000 on various dates between February 2023 and December 2023. As of 31 December 2023, the outstanding credit limit is TL 500,000.

Turkcell Superonline obtained approval from the CMB on 25 August 2022, for the issuance of sukuk up to TL 1,000,000, in addition to the TL 400,000 issued in 2022, through Halk Varlık Kiralama. On various dates between January 2023 to May 2023, a total of TL 600,000 worth of sukuk were issued, each with a maturity of 3 months. All of these issued sukuk have been repaid as of 30 September 2023.

In addition, Turkcell Superonline obtained approval from the CMB on 21 June 2023, for the issuance of sukuk up to TL 1,000,000. Within the scope of the said approval, a total of TL 1,000,000 worth of sukuk, each with a maturity of 3 to 4 months, were issued through Halk Varlık Kiralama on various dates between July 2023 to December 2023. Finally, on 21 December 2023, Turkcell Superonline obtained approval from the CMB, for the issuance of sukuk up to TL 3,000,000. Sukuk has to be issued within a year, otherwise it will expire. As of 31 December 2023, the outstanding credit limit is for this approved transaction is TL 3,000,000.

Turkcell Finansman A.S issued a total of TL 925,000 corporate bonds, with maturities between 91 and 182 days on various dates between March and December. As of 31 December 2023, TL 825,000 issuance limit remained from the TL 1,000,000 limit in December.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28.Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2023			31 December 2022
		Interest	Payment	Nominal	Carrying	Payment	Nominal	Carrying
	Currency	rate type	period	interest rate	amount	period	interest rate	amount
Unsecured Bank Loans	EUR	Floating	2024-2028	Euribor+2.0%-Euribor+4.0%	25,815,920	2023-2028	Euribor+2.0%-Euribor+2.3%	22,530,691
Unsecured Bank Loans	TL	Fixed	2024-2025	11.5%-58.9%	11,942,103	2023	12.4%-38.0%	12,822,981
Unsecured Bank Loans	USD	Floating	2024-2028	Sofr 2.2%	4,483,145	2023-2026	Libor+1.7%-Libor+2.2%	6,561,767
Unsecured Bank Loans	UAH	Fixed	-	-	-	2023-2024	10.0%-21.0%	2,354,892
Unsecured Bank Loans	CNY	Fixed	2024-2028	5.2%-5.5%	2,261,585	2023-2028	3.7%-5.5%	2,446,988
Unsecured Bank Loans	EUR	Fixed	2024	6.0%	345,431	-	-	-
Unsecured Bank Loans	USD	Fixed	2024-2026	2.6%	200,371	2023-2026	2.6%	283,053
Unsecured Bank Loans	BYR	Fixed	2024	14.0%	15,857	-	-	-
Secured bank loans	USD	Fixed	2024-2033	1.5%-3.8%	3,872,474	2023-2032	1.5%-3.8%	3,491,611
Secured bank loans	USD	Floating	2024-2028	Sofr+0.6% & Libor+1.6%	851,779	2023-2028	Libor+0.6% - Libor+1.6%	1,075,688
Secured bank loans	UAH	Fixed	-	-	-	2023	16.4%-19.5%	601,410
Debt securities issued	USD	Fixed	2024-2028	5.8%	28,430,710	2023-2028	5.8%	29,680,889
Debt securities issued	TL	Fixed	2024	29.5%-45.0%	3,437,246	2023	20.3%-25.5%	1,853,222
Lease liabilities	TL	Fixed	2024-2057	9.8%-45.0%	1,569,795	2023-2048	9.8%-45.0%	1,989,791
Lease liabilities	UAH	Fixed	-	-	-	2023-2071	7.6%-47.7%	1,892,521
Lease liabilities	EUR	Fixed	2024-2034	1.0%-11.0%	407,907	2023-2034	1.0%-10.3%	510,252
Lease liabilities	BYN	Fixed	2024-2037	10.8%-20.0%	415,560	2023-2037	11.5%-20.0%	509,575
Lease liabilities	USD	Fixed	2024-2052	3.9%-11.6%	34,326	2023-2052	3.9%-11.5%	132,054

					84,084,209			88,737,385

29.Employee benefits

	31 December	31 December
	2023	2022
Defined benefit plans provision	1,684,487	2,621,135
Unused vacation provision	367,838	328,351
	2,052,325	2,949,486

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2023	2022
Balance at 1 January	2,621,135	1,391,572
Service cost	352,454	164,086
Past service cost	3,821	3,574
Remeasurements	149,757	1,824,873
Interest expense	162,917	185,615
Benefit payments	(564,023)	(111,268)
Inflation adjustment	(1,041,575)	(837,317)
Balance at 31 December	1,684,487	2,621,135

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

29.Employee benefits (continued)

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2023	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1)%	17.0%	17.2%	(14.4)%
Impact on provision for defined benefit plans	(237,007)	286,194	290,406	(243,240)

31 December 2022	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4)%	16.3%	16.5%	(13.8)%
Impact on provision for defined benefit plans	(403,655)	498,016	495,395	(408,897)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 75,500 and TL 105,964 in relation to the defined contribution retirement plan for the years ended 31 December 2023 and 2022 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. As of 31 December 2023, the Group recognized expenses of TL 201,136 regarding this plan (31 December 2022: None)

30.Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2023 and 2022. The amount of deferred revenue is TL 248,003 and TL 214,040 as at 31 December 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

31.Contract liabilities

	31 December	31 December
	2023	2022
Long-term contract liabilities	1,193,665	1,248,479
Short-term contract liabilities	1,312,519	1,401,669
	2,506,184	2,650,148

Contract liabilities primarily consists of top-up made by prepaid subscribers but not used as of the balance sheet date.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 1,401,669 (2022: TL 1,507,988).

The following table shows unsatisfied performance obligation result as of 31 December 2023;

	31 December	31 December
	2023	2022
Telecommunications service	2,100,700	3,039,176
Equipment revenues	933,916	1,399,868
	3,034,616	4,439,044

Management expects that 52% of the transaction price allocated to the unsatisfied contracts as of 31 December 2023 will be recognized as revenue during 2024. The remaining 48% will be recognized in next years.

32.Provisions

Non-current provisions:

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2023	78,585	1,517,618	1,596,203
Provisions recognized	124,582	72,557	197,139
Payments	-	(22,631)	(22,631)
Unwinding of discount	-	110,868	110,868
Transfers to current provisions	(46,026)	-	(46,026)
Remeasurements	-	272,955	272,955
Effect of changes in exchange rates	-	204,532	204,532
Transfers to asset held for sale	-	(204,056)	(204,056)
Inflation adjustment	(46,544)	(683,005)	(729,549)
Balance at 31 December 2023	110,597	1,268,838	1,379,435

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

32.Provisions (continued)

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2022	53,219	1,613,569	1,666,788
Provisions recognized	88,180	19,735	107,915
Payments	-	(11,732)	(11,732)
Unwinding of discount	-	133,295	133,295
Transfers to current provisions	(34,320)	-	(34,320)
Remeasurements	-	401,443	401,443
Effect of changes in exchange rates	-	42,431	42,431
Inflation adjustment	(28,494)	(681,123)	(709,617)
Balance at 31 December 2022	78,585	1,517,618	1,596,203

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2023	52,515	1,189,764	1,242,279
Provisions recognized	512,039	2,657,049	3,169,088
Payments	(23,591)	(1,482,378)	(1,505,969)
Transfers from non-current provisions	46,026	-	46,026
Transfers to asset held for sale	(10,015)	(175,440)	(185,455)
Effect of changes in exchange rates	91	38,274	38,365
Inflation adjustment	(127,135)	(701,656)	(828,791)
Balance at 31 December 2023	449,930	1,525,613	1,975,543

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2022	181,407	1,371,334	1,552,741
Provisions recognized / reversals	(173)	1,767,229	1,767,056
Payments	(101,687)	(1,357,306)	(1,458,993)
Transfers from non-current provisions	34,320	-	34,320
Remeasurements	-	-	-
Effect of changes in exchange rates	-	3,995	3,995
Inflation adjustment	(61,352)	(595,488)	(656,840)
Balance at 31 December 2022	52,515	1,189,764	1,242,279
(*)	Includes share-based payment (Note 29).
(**)	Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

33.Trade and other payables

	31 December	31 December
Short-term trade and other payables	2023	2022
Payables to suppliers	12,675,253	11,366,718
Taxes payable	2,730,809	2,649,751
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	1,760,603	1,625,498
Accrued selling and marketing expenses	166,799	317,188
Payables related with donation	1,750,000	-
Others	1,522,759	1,059,284
	20,606,223	17,018,439

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34.Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2023 and 2022 are attributable to the following:

	31 December 2023		31 December 2022
	Assets	Liabilities	Assets	Liabilities
Held for trading	607,509	313,805	1,308,954	215,974
Derivatives used for hedge accounting	1,305,395	48,609	1,977,016	35,314
Total	1,912,904	362,414	3,285,970	251,288

At 31 December 2023, short-term derivative assets of TL 2,044,765 also include a net accrued interest income of TL 131,860 and the short-term derivative liabilities of TL 354,370 also includes a net accrued interest expense of TL 8,044.

At 31 December 2022, the short-term derivative assets of TL 3,348,871 also include a net accrued interest expense of TL 62,901 and the short-term derivative liabilities of TL 248,682 also includes a net accrued interest income of TL 2,606.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2023 and 2022 are as follows:

	31 December 2023		31 December 2022
							Change in	Change in
							intrinsic value	intrinsic value
							of outstanding	of outstanding
	Notional		Notional				hedging	hedging
	value		value				instruments	instruments
	in original		in original			Hedge	since 1 January	since 1 January
Currency	currency	Fair value	currency	Fair value	Maturity date	ratio	2023	2022
Participating cross currency swap contracts
EUR Contracts	167,000	259,289	233,600	334,517	October 2025	01:01	(4,216)	(12,009)
EUR Contracts	38,057	24,514	50,711	88,338	April 2026	01:01	(192)	(288)
USD Contracts	124,186	566,902	165,478	924,346	April 2026	01:01	(672)	16,578
Cross currency swap contracts
RMB Contracts	81,162	309,793	108,148	423,372	April 2026	01:01	132,184	121,601

Interest rate swap contracts
USD Contracts	90,135	96,288	120,105	171,129	April 2026	01:01	-	-
Derivatives used for hedge accounting		1,256,786		1,941,702

EUR 191,036 (2022: EUR 269,624) participating cross currency swap contracts includes TL 998,716 (2022: TL 1,967,883) guarantees after the CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2023 and 2022 are as follows:

	31 December 2023			31 December 2022
	Notional			Notional
	value in			value in
	original	Fair		original
Currency	currency	value	Maturity	currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	8,000	185,107	November 2025	18,858	400,871	March 2023 - November 2025
RMB Contracts	19,425	71,036	April 2026	25,883	94,715	April 2026
Currency forward contracts
USD Contracts	334,900	(123,348)	March 2024	377,435	12,643	January 2022 - March 2022
EUR Contracts	10,000	(19,906)	January 2024	26,900	47,288	February 2023 - April 2023
FX swap contracts
USD Contracts	353,972	(148,612)	February 2024	357,451	(6,558)	January 2023
RMB Contracts	-	-	-	148,422	3,071	January 2023
Participating cross currency swap contracts
USD Contracts	18,000	72,504	November 2025	27,000	123,664	November 2025
EUR Contracts	40,060	251,073	April 2026	53,380	418,589	April 2026
Interest rate swap contracts
USD Contracts	64,655	23,711	April 2026	53,380	(1,303)	April 2026
TL Contracts	600,000	(17,861)	October 2026	-	-	-
Derivatives held for trading		293,704			1,092,980

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2023. (31 December 2022: TL 15,892 lower)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2023 and 2022 are stated below, and participating cross currency swap contracts are transferred to level 2 from Level 3 as of 31 December 2023.

	31 December	31 December
	2023	2022
Opening balance	1,889,454	2,839,699
Cash flow effect	(2,206,436)	(2,203,493)
Total gain/loss:
Gains recognized in profit or loss	2,275,339	2,362,553
Inflation adjustments	(784,075)	(1,109,305)
Transferred to Level 2	(1,174,282)	-
Closing balance	-	1,889,454

The Group transferred participating cross currency swap contracts from Level 3 to Level 2 hierarchy because the use of bid prices in the bid-ask price ranges in valuation are not considered significant unobservable input anymore, based on market data. As a policy, the Group makes transfers between fair value hierarchy levels at the end of the reporting period.

As of 31 December 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 167,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 24,036 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 340,544 as collateral (31 December 2022: TL 11,092,846) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 309,884 as collateral to the bank (31 December 2022: TL 10,094,130) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 998,716 (31 December 2022: 1,967,883) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2023, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,870,371 (31 December 2022: TL 5,062,399), TL 181,260 (31 December 2022: TL 5,674) and TL 30,371,295 (31 December 2022: TL 29,519,970) respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

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

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 10,097 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2022.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 9,882 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 320,008 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognized under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2022 in the scope of net investment hedge amounted to TL (1,161,222) (2022: TL (80,795))

Interest rate risk

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

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
31 December 2023	increase	decrease	increase	decrease
Participating cross currency swap contracts	(51,444)	12,874	555,829	572,421
Cross currency swap contracts	138,039	129,023	(7,670)	(8,685)
Cash Flow sensitivity (net)	86,595	141,897	548,159	563,736

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.Derivative financial instruments (continued)

Cash flow sensitivity analysis for variable-rate instruments (continued)

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
31 December 2022	increase	decrease	increase	decrease
Participating cross currency swap contracts	(61,841)	(41,299)	1,245,373	1,297,102
Cross currency swap contracts	106,742	389,418	389,587	339,632
Cash Flow sensitivity (net)	44,701	348,119	1,639,960	1,636,734

35.Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		31 December	31 December
	Notes	2023	2022
Trade receivables	19	11,251,507	11,474,491
Contract assets	21	3,293,020	3,222,952
Receivables from financial services	20	6,435,662	5,869,089
Cash and cash equivalents (*)	23	49,978,381	42,775,569
Derivative financial instruments	34	2,044,765	3,348,871
Other current & non-current assets (**)	17	703,180	694,136
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	9,411,318	7,074,565
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Due from related parties		171,373	125,967
		83,395,229	78,868,904
(*)	Cash in hand is excluded from cash and cash equivalents.
(**)	Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2023 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	71,631,176	834,801	194,114	129,960	94,004	74,345	859,148	293,438	160,786	74,271,772
Loss Allowance	79,942	14,424	8,940	6,611	6,789	7,294	184,182	208,805	88,238	605,225
(*)	Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2023, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 58,761,624. TL and out of this total balance TL 58,617,700 is included within “not due” column with a total loss allowance of TL 34,610. Total overdue balance associated with these assets amounts to TL 143,924.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2023	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	3,296,409	-	-	-	-	-	-	-	-	3,296,409
Loss Allowance	3,389	-	-	-	-	-	-	-	-	3,389

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
services at 31 December 2023 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	5,869,236	451,234	83,488	21,403	26,123	9,133	113,693	2,070	6,234	6,582,614
Loss Allowance	33,483	3,480	1,290	1,491	10,315	4,721	83,877	2,063	6,232	146,952

(**) Other Assets includes receivables from financial services,

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2022 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	67,227,170	620,561	293,019	141,299	119,245	154,017	1,358,963	572,029	381,413	70,867,716
Loss Allowance	217,408	9,277	9,028	7,846	9,679	12,671	320,263	316,400	188,281	1,090,853

(*)  Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality: (continued)

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2022	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	3,235,056	-	-	-	-	-	-	-	-	3,235,056
Loss Allowance	12,104	-	-	-	-	-	-	-	-	12,104

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial services at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2022 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	5,478,565	297,465	52,668	20,849	28,344	11,305	115,498	3,627	8,927	6,017,248
Loss Allowance	33,009	2,969	603	323	11,610	5,938	81,167	3,612	8,928	148,159

(**) Other Assets includes receivables from financial services.

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2023
	Contract Assets	Other Assets
Opening balance	12,104	1,090,853
Provision for impairment recognized during the year	4,942	1,194,467
Amounts collected	-	(291,843)
Receivables written off during the year as uncollectible	-	(952,307)
Assets held for sale		(89,251)
Effect of changes in exchange rates		72,226
Inflation adjustment	(13,657)	(418,920)
Closing balance	3,389	605,225

	31 December 2022
	Contract Assets	Other Assets
Opening balance	16,893	1,725,936
Provision for impairment recognized during the year	2,123	1,006,101
Amounts collected	-	(383,034)
Receivables written off during the year as uncollectible	-	(654,365)
Effect of changes in exchange rates	-	40,674
Inflation adjustment	(6,912)	(644,459)
Closing balance	12,104	1,090,853

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December	31 December
	2023	2022
Opening balance	148,159	249,272
Provision for impairment recognized during the year	161,574	169,873
Amounts collected	(83,591)	(113,112)
Receivables transferred with receivables transfer contract (*)	(6,755)	(60,942)
Inflation adjustment	(72,435)	(96,932)
Closing balance	146,952	148,159
(*)

Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman initiated legal proceedings.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Liquidity risk (continued)

	31 December 2023							31 December 2022
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	4,724,253	(6,237,895)	(1,147,106)	(436,679)	(852,531)	(2,356,083)	(1,445,496)	5,168,709	(5,974,716)	(1,015,215)	(400,352)	(783,620)	(2,171,728)	(1,603,801)
Unsecured bank loans	45,064,412	(49,785,432)	(13,743,381)	(7,383,064)	(11,507,099)	(17,151,888)	-	47,000,370	(51,443,715)	(14,624,311)	(8,071,932)	(7,441,277)	(18,517,855)	(2,788,340)
Debt securities issued	31,867,956	(37,314,608)	(4,408,598)	(818,467)	(15,436,413)	(16,651,130)	-	31,534,111	(38,976,944)	(2,824,636)	(856,600)	(1,713,198)	(17,921,121)	(15,661,389)
Lease liabilities	2,427,588	(4,225,712)	(669,746)	(544,316)	(693,147)	(1,292,253)	(1,026,250)	5,034,195	(8,545,826)	(1,273,149)	(960,925)	(1,513,561)	(2,403,083)	(2,395,108)
Trade and other payables (*)	13,785,953	(13,840,042)	(12,622,496)	-	(990,527)	-	(227,019)	11,423,268	(11,918,822)	(11,681,227)	-	-	-	(237,595)
Due to related parties	590,785	(852,565)	(814,228)	-	(38,337)	-	-	399,156	(551,742)	(551,742)	-	-	-	-
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 27)	1,027,057	(2,958,394)	-	-	-	(302,210)	(2,656,184)	1,098,399	(3,096,343)	-	-	(15,370)	(179,204)	(2,901,769)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	354,370	(180,189)	293,138	(54,216)	(160,366)	(258,745)	-	248,682	575,387	111,291	103,870	157,201	203,595	(570)
Buy	-	(24,379,548)	(22,325,369)	(191,680)	(351,830)	(1,510,669)	-	-	(18,318,639)	(17,168,992)	(1,549,824)	192,527	222,079	(14,429)
Sell	-	24,199,359	22,618,507	137,464	191,464	1,251,924	-	-	18,894,026	17,280,283	1,653,694	(35,326)	(18,484)	13,859
TOTAL	99,842,374	(115,394,837)	(33,112,417)	(9,236,742)	(29,692,994)	(37,997,735)	(5,354,949)	101,906,890	(119,932,721)	(31,858,989)	(10,185,939)	(11,309,825)	(40,989,396)	(25,588,572)
(*)	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2023
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	156,278	75,622	-
Due from related parties - current	1,059	-	-
Trade receivables and contract assets	11,566	15,857	-
Other current assets	2,340	3,184	56
Cash and cash equivalents	534,318	639,362	257,156
	705,630	734,036	257,212
Foreign currency denominated liabilities
Loans and borrowings - non-current	(234,458)	(631,844)	(473,134)
Debt securities issued - non-current	(911,923)	-	-
Lease obligations - non-current	(1,063)	(9,425)	-
Other non-current liabilities	(34,889)	-	-
Loans and borrowings - current	(85,119)	(201,955)	(75,635)
Debt securities issued - current	(53,853)	-	-
Lease obligations - current	(103)	(3,097)	-
Other current liabilities	(848)	(2,160)	-
Trade and other payables - current	(134,540)	(87,414)	(323,677)
Due to related parties	(5,870)	-	-
	(1,462,666)	(935,895)	(872,446)

Financial liabilities defined as hedging instruments	10,097	329,890	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	361,971	(325,000)	100,586
Currency forward contracts	601,360	10,000	-
Net exposure	216,392	(186,969)	(514,648)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2022
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	167,157	115,995	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	25,125	22,977	-
Other current assets	14,580	6,455	9,057
Cash and cash equivalents	393,932	557,380	194,430
	600,934	702,818	203,487
Foreign currency denominated liabilities
Loans and borrowings - non-current	(275,615)	(565,765)	(404,695)
Debt securities issued - non-current	(909,499)	-	-
Lease obligations - non-current	(1,210)	(12,474)	-
Other non-current liabilities	(35,476)	-	-
Loans and borrowings - current	(94,765)	(180,091)	(149,310)
Debt securities issued - current	(53,862)	-	-
Lease obligations - current	(3,076)	(3,060)	-
Other current liabilities	(886)	(5,156)	-
Trade and other payables - current	(109,401)	(17,514)	(369,627)
	(1,483,790)	(784,060)	(923,632)

Financial liabilities defined as hedging instruments	13,763	302,482	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	376,307	(355,000)	282,453
Currency forward contracts	539,263	(150)	-
Net exposure	46,477	(133,910)	(437,692)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2023 and 31 December 2022 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2023
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	632,650	(632,650)	-	-
2- Hedged portion of USD risk (-)	-	-	(29,724)	29,724
3- USD net effect (1+2)	632,650	(632,650)	(29,724)	29,724

4- EUR net asset/liability	(611,666)	611,666	-	-
5- Hedged portion of EUR risk (-)	-	-	(32,190)	32,190
6- EUR net effect (4+5)	(611,666)	611,666	(32,190)	32,190

7- Other foreign currency net asset/liability (RMB)	(212,097)	212,097	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,477	(1,477)
9- Other foreign currency net effect (7+8)	(212,097)	212,097	1,477	(1,477)
Total (3+6+9)	(191,113)	191,113	(60,437)	60,437

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis (continued)

31 December 2022
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	143,194	(143,194)	-	-
2- Hedged portion of USD risk (-)	-	-	(41,745)	41,745
3- USD net effect (1+2)	143,194	(143,194)	(41,745)	41,745

4- EUR net asset/liability	(439,858)	439,858	-	-
5- Hedged portion of EUR risk (-)	-	-	(42,380)	42,380
6- EUR net effect (4+5)	(439,858)	439,858	(42,380)	42,380

7- Other foreign currency net asset/liability (RMB)	(193,324)	193,324	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,636	(2,636)
9- Other foreign currency net effect (7+8)	(193,324)	193,324	2,636	(2,636)
Total (3+6+9)	(489,988)	489,988	(81,488)	81,488

Interest rate risk

As at 31 December 2023 and 2022 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2023		31 December 2022
		Effective		Effective
		Interest	Carrying	interest	Carrying
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	28	3.9%	(5,334,924)	3.2%	(7,637,455)
EUR floating rate loans	28	2.1%	(25,815,920)	2.2%	(22,530,691)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Interest rate risk (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2023 and 2022:

	Profit or (loss)		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2023
Variable rate instruments (financial liability)	(1,884,039)	1,884,039	-	-
Cash flow sensitivity (net)	(1,884,039)	1,884,039	-	-
31 December 2022
Variable rate instruments (financial liability)	(519,385)	519,385	-	-
Cash flow sensitivity (net)	(519,385)	519,385	-	-

Fair value

As of 31 December 2023 and 2022, the Group’s does not have financial assets or financial liabilities that are measured at fair value using unobservable inputs within level 3.

Changes in the consideration payable in relation to acquisition of BeST for the year ended 31 December 2022 stated below:

31 December
2022
Opening balance	2,052,399
Losses recognized in profit or loss	(1,249,409)
Inflation adjustment	(802,990)
Closing balance	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35.Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying	Fair
As at 31 December 2023:	amount	value
Bank loans	6,407,576	6,259,574
Debt securities	28,430,710	27,828,939

	Carrying	Fair
As at 31 December 2022:	amount	value
Bank loans	7,790,192	7,329,462
Debt securities	29,680,889	27,307,857

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

36.Guarantees and purchase obligations

At 31 December 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 5,059,847 (31 December 2022: TL 6,471,418). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 17,891,113 at 31 December 2023 (31 December 2022: TL 16,187,804).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000 equivalent to TL 2,943,820 as of 31 December 2023, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2023, the remaining investment commitment is amounting to USD 93,376 (TL equivalent of 2,748,824).

The Company has no resale commitment regarding to reverse repo receivables as of 31 December 2023 (31 December 2022: 6,103,453).

37.Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of December 31, 2023.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011. The Company filed application for restructuring the tax assessment as per Law no. 6736, but the application was rejected. The Company filed a lawsuit for the cancellation of aforementioned rejection act, and the case was finalized in favor of the Company.

Afterwards, the Company, filed a lawsuit for the collection of TL 47,405 principal and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company violated Article 6 of Law No. 4054, but not violated Article 4, due to its actions in the distribution network. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself and the case which was investigated by the first instance court and the appeal was finalized against it. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned due to application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 and all these payments are charged to expense during prior years.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand, three private companies filed a lawsuit against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the first instance court decided to reject the case in favor of the Company. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. After the annulment decision, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851).

As a result of the appeal, which made by the both parties, examination made by the Regional Court of Appeal, the Company’s appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision. In line with the objections of the parties, the court decided to obtain an additional expert report from the same expert committee in the file. The expert additional report has been submitted to the file. The company objected to the both reports in due time. Case is pending.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the court decided to obtain an expert report from a new expert committee in accordance with both parties objections, The expert review is still ongoing. The other case is also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company did not violated Article 4 of the Law. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. Afterwards, The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine amounting to TL 61,294 was paid (and charged to expense) with a discount, at the amount of TL 45,971. Then, a lawsuit was filed on for cancellation of the aforementioned administrative fine. A decision was made against the Company at the first instance and appeal stages. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman’s agreements for the labour market

On 7 May 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen’s agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn’t predetermine the Competition Board’s final decision. The Company has already submitted its second written pleas addressing the findings noted in the Investigation Report to the Authority. Subsequently, a verbal defense meeting was held on 13 February 2024. The short decision was notified and the Competition Board decided to impose an administrative fine of TL 57,301 The Company’s payment obligation will arise after the reasoned decision of the Competition Board is written and notified to the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of the first investigations on the subject, ICTA decided to impose a total administrative fine of 49,170 TL for the 2013-2016/2016-2017 reporting periods. The aforementioned administrative fines were paid in 2021 with a discount of TL 36,877 (1/4) by taking advantage of the early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

For the following period between 27 October 2017-26 October 2018, the ICTA initiated an investigation to examine whether the obligations regarding R&D, SME and/or domestic goods investments, R&D Center, R&D Projects and SMEs were fulfilled and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 46,317 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 34,738 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision.

In addition, ICTA initiated an investigation on The Company for the periods 27 October 2019-26 October 2020 (5th Period) and 27 October 2020-26 October 2021 (6th Period) in order to examine whether the obligations regarding R&D, SME and/or domestic goods investment obligations and criteria for SMEs in the 3G Concession Agreement and 4.5G Authorisation Certificate have been fulfilled. The ICTA also decided to conduct the said inspection by merging it with the inspection previously initiated for 27 October 2018-26 October 2019 (4th Period). The information and documents requested within the scope of the investigation were submitted to the ICTA. Subsequently, penalty evaluations were made in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 19 January 2023. Within the scope of the investigation, a verbal defense meeting was held on 13 June 2023.

ICTA - Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. The investigation process of a similar issue regarding Turkcell is currently ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. The investigation processes of Turkcell 3N Mobile Service Quality (3rd and 4th Term of 2020) and 3N Mobile Service Quality (1st and 3rd Term of 2021) which are similar to this investigation is currently ongoing.

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.
(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27 April 2017-31 May 2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 1 April 2010-27 April 2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.
(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry’s account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment. The investigation processes of the Turkcell and Superonline Refunds Investigations and Turkcell Refund Investigation Regarding Prepaid Lines which are similar to this investigation is currently ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on the Company.

Additionally, an application (IYUK 11) was made to the ICTA with request for re-evaluation and revocation of the decision and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company will appeal the decision in due time.

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on the Company, (ii) the ICTA has decided to give a warning to the Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) has been made to the ICTA with request for re-evaluation and revocation of the decision. In addition, the amount to be refunded under the aforementioned Board Decision is calculated as TL 3,036 and refund transactions were completed.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA decided to impose an administrative fine of TL 99,132 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 74,349 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. In regard to Turkcell; although the legislative provisions of the same nature regarding subscription agreements are not examined, the examination process of open lines, subscription agreements and number portability investigation, in which the establishment of the subscription agreement is also examined, is currently ongoing. The examination process of a similar investigation about Superonline subscription agreements is also ongoing.

Investigation on Value Added Services

The ICTA initiated an investigation to examine whether the obligations imposed by the Board Decision No. 2016/DK-THD/496 and the “Procedures and Principles Regarding the Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services” have been fulfilled. As a result of this investigation, the Company was imposed an administrative fine amounting to TL 9,476 and it was decided to refund the overcharges collected from the subscribers after 30 June 2017, the effective date of the Procedures and Principles Regarding Value Added Service, to the subscribers within the framework of the relevant legislation and the Procedures and Principles to be Applied in within the framework of the relevant legislation and the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 7,107 (with 1/4 discount) by taking advantage of the early payment discount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Investigation on Value Added Services (continued)

In addition, an application was made to the ICTA for the revocation of the decision and the correction of the mistake in the refund paragraph. As a result of the application, the ICTA has corrected the mistake in the decision and notified that the said refunds must be made to the subscribers within the framework of the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The relevant teams are calculating the amount to be refunded within the scope of the Board Decision.

Investigation on Number Portability

The ICTA initiated an investigation to examine whether the obligations under the Number Portability Regulation were fulfilled after February 2018 and as a result of this audit the ICTA decided to impose an administrative fine of TL 894 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 670 (with 1/4 discount) by taking advantage of the early payment discount.

Inspection on SimCard Change

The ICTA initiated an investigation to examine whether the obligations imposed by the Board Decision No. 445 were fulfilled or not, as it was also the subject of a file of Gaziosmanpaşa Chief Public Prosecutor’s Office, and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 375 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 281 (with 1/4 discount) by taking advantage of the early payment discount.

ICTA – Facility Sharing Investigation

Within the scope of the investigation initiated by the ICTA on Superonline in order to examine the compliance of the works and transactions carried out in the processes from the submission to the finalisation of the facility sharing request starting from the January 2020 period with the relevant legislation, some penalty assessments were included in the Investigation Report prepared by the Supervisory Board. The written defenses regarding the Investigation Report were submitted to the ICTA on 2 June 2023.

ICTA – Investigation of Committed Subscriptions

Within the scope of the investigation initiated by the ICTA on The Company in order to examine whether the obligations stipulated in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, the Investigation Report prepared by the Supervisory Board has been notified. It is assessed that administrative fines may be imposed for 9 different violations and for 6 of these determinations, all amounts unfairly collected from the subscribers should be refunded to the subscribers within the scope of the relevant legislation. The written defenses regarding the Investigation Report were submitted to the ICTA on 22 January 2024.

ICTA – Investigation on Idendity Verification Regulation

Within the scope of the investigations initiated by the ICTA separately for Turkcell and Superonline due to the fact that the subscription process applied by The Companies for the purpose of verifying the identity of the applicant for the types of transactions in the electronic communications sector within the scope of the Identity Verification Regulation (IVR) is not in compliance with the procedures in the IVR

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation (continued)

It was assessed that an administrative fine of 12% could be imposed on Turkcell and Superonline within the scope of four separate violations within the scope of the relevant legislation due to the violation of the face-to-face identification verification provisions and the recording of some biometric data such during the tablet signature process in violation of the Identity Verification Regulation.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision “...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation, when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.”. The Company’s written defenses were submitted to the ICTA on 11 March 2024.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving the right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Ödeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Ödeme in the amount of TL 18,763. Turkcell Ödeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. As a result of the appeal examination made by the Regional Court of Appeal, the defendant’s appeal request was accepted and the decision of the first instance court was revoked. Within the scope of the Law No. 7440 on the Restructuring Some Receivables and Amending Some Laws, a restructuring application has been filed for the administrative fine which is the subject of the lawsuit. The administrative fine restructured by paying TL 1,443 on 31 July 2023. The court decided there is no need to make a decision regarding the essence of the case, due to waiving the case according to the Law No. 7440.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Ödeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The Council of State rejected the appeal request of the Tax Office.

General note for ongoing investigations and lawsuits

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 379,519 of provision is recognized at the consolidated financial statements as of 31 December 2023, and such expenses are recognized within other expense account (31 December 2022: TL 4,629). The actual results of ongoing investigations, inquiries and lawsuits may differ from the Group’s assessments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.Related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2023 and 2022.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December	31 December	31 December
	2023	2022	2021
Short-term benefits	366,645	304,752	297,725
Long-term benefits	2,444	3,044	3,587
Termination benefits	683	1,579	618
Share based payments	29,157	-	1,380
	398,929	309,375	303,310

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

The following transactions occurred with related parties:

	31 December	31 December	31 December
Revenue from related parties	2023	2022	2021
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,080,225	1,110,129	-
Enerji Piyasaları İşletme A.S. (“EPIAS”)(*)	262,000	281,356	671,196
Türk Hava Yolları A.S. (“THY”) (*)	300,165	286,856	241,830
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	739,025	118,586	159,661
“Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)(*)”	353,563	2,012	-
Gunes Express Havacilik A.S. (“Sun Express”) (*)	155,838	107,737	54,698
Turk Telekomunikasyon A.S. (“TT”)(*)	118,851	93,051	-
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”)(*)	78,572	86,912	130,338
TOGG	15,601	95,780	17,744
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	81,712	72,200	4,323
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	73,304	50,489	48,814
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	25,854	27,727	27,164
Turkiye Hayat ve Emeklilik A.S.(*)	30,753	24,749	35,538
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”)(*)	74,207	14,780	10,678
BIST (*)	16,810	8,827	39,120
Sofra	3,686	2,909	3,362
Other	29,646	36,094	54,296
	3,439,842	2,420,194	1,498,762

	31 December	31 December	31 December
Related party expenses	2023	2022	2021
EPIAS (*)	793,195	2,929,475	2,736,860
Turk Telekomunikasyon A.S (*)	1,403,490	1,227,920	-
TT Mobil (*)	1,151,042	1,039,068	-
Istanbul Takas ve Saklama Bankasi A.S. (“Takasbank”) (*)	380,642	145,639	149
Turksat (*)	71,543	140,313	190,541
Sofra	132,510	78,650	96,300
Boru Hatlari ile Petrol Tasima A.S. (“BOTAS”) (*)	58,145	66,671	63,241
PTT (*)	71,978	41,221	46,921
Others	262,140	96,487	60,054
	4,324,685	5,765,444	3,194,066
(*)	Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2023 and 2022 are as follows:

	31 December	31 December
	2023	2022
Banks - Time deposits (*)	31,369,567	23,362,376
Banks - Demand deposits (*)	720,613	385,761
Currency protected time deposit (**)	6,173,875	2,240,337
Receivables from reverse repo (*)	-	6,103,453
Bank borrowings	(7,064,169)	(6,789,667)
Debt securities issued	(956,914)	(589,058)
Lease liabilities	(146,028)	(206,594)
Impairment loss provision	(31,883)	(34,559)
	30,065,061	24,472,049
(*)	Related balances are included in cash and cash equivalents.
(**)	The Group has converted its currency deposit account in Vakifbank amounting to USD 102,941 and EUR 85,000 into currency protected TL time deposit accounts (Note 24).

As of 31 December 2023, the amounts of letters of guarantee given to the related parties is TL 333,604 (31 December 2022:TL 226,195).

Details of the time deposits at related parties as of 31 December 2023 and 2022 are as follows:

	31 December	31 December
	2023	2022
Halkbank	11,341,528	8,470,287
Vakifbank	8,674,948	9,471,793
Ziraat Bankasi	8,080,071	3,301,326
Ziraat Katilim Bankasi A.S.	3,273,020	2,118,970
	31,369,567	23,362,376

Details of the time deposits at related parties

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2023
342,372	USD	4.4%	January - February 2024	10,090,875
455,757	EUR	3.7%	January - February 2024	14,879,110
6,376,563	TL	40.7%	January 2024	6,399,582
				31,369,567

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2022
187,624	USD	3.0%	January 2023	5,783,661
395,430	EUR	2.7%	January 2023	12,997,715
2,774,821	TL	23.9%	January 2023	4,578,950
55	GBP	0.1%	January 2023	2,050
				23,362,376

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

Details of the bank borrowings at related parties

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	4,964,669
1,349,880	TL	41.7% - 42.3%	January 2024	1,356,571
553,450	TL	18.8% - 55.2%	January - September 2024	555,411
104,860	TL	34.8%	February 2024	110,239
72,206	TL	28.8% - 49.8%	August 2024 – April 2025	77,279
				7,064,169

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2022 (*)
1,822,550	TL	13.5% - 19.0%	January - October 2023	3,221,200
971,074	TL	12.4% - 17.2%	February 2023	1,608,999
815,386	TL	13.4% - 24.0%	February - December 2023	1,351,622
241,247	CNY	3.8%	February 2023	397,510
89,900	TL	13.9% - 16.4%	May - June 2023	149,670
35,000	TL	14.8%	August 2023	60,666
				6,789,667
(*)

Bank borrowings from related parties reported in 2022 have been revised to correct undisclosed related party bank balances amounting to TL 2,190,434, which is considered immaterial for the financial statements. The revision had no impact on the consolidated statement of financial position, consolidated statements of profit or loss, consolidated statements of other comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity.

Details of the debt securities issued at related parties

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2023
900,000	TL	39.0% - 44.5%	January – March 2024	956,914
				956,914

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2022
200,000	TL	20.8%	March 2023	332,850
150,000	TL	20.3%	February 2023	256,208
				589,058

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.Related parties (continued)

Details of the lease liabilities at related parties

			31 December
Currency	Effective Interest Rate	Payment Period	2023
EUR	0.3% - 3.7%	2023 - 2025	61,252
TL	12.5% - 55.25%	2023 - 2036	84,776
			146,028

			31 December
Currency	Effective Interest Rate	Payment Period	2022
EUR	0.2% - 5.1%	2022 - 2024	121,952
TL	11.7% - 44.5%	2022 - 2036	84,642
			206,594

Interest income from related parties:

	31 December	31 December	31 December
	2023	2022	2021
Vakifbank	2,133,828	826,154	329,828
Ziraat Bankasi	336,470	350,073	304,760
Halkbank	490,640	310,027	521,864
Ziraat Katilim	141,612	59,725	1,112
Other	290	82	6,909
	3,102,840	1,546,061	1,164,473

Interest expense to related parties:

	31 December	31 December	31 December
	2023	2022	2021
Vakifbank	644,316	513,716	55,342
Ziraat Bankasi	160,954	111,093	16,439
Halk Varlık Kiralama A.S. (“Halk Varlık Kiralama”)	266,383	99,502	12,408
Halkbank	14,390	3,835	-
Ziraat Katilim	5,699	885	102
Other	3,264	959	358
	1,095,006	729,990	84,649

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

39.Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2023 and 31 December 2022 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2023 (%)	2022 (%)
Turktell	Turkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkiye	Digitalization services and products	100	100
Dijital Egitim	Turkiye	Dijital educations	51	51
Turkcell Satis	Turkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkiye	Research and development	100	100
Turkcell Gayrimenkul	Turkiye	Property investments	100	100
Turkcell Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkiye	Consumer financing services	100	100
Turkcell Sigorta	Turkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Turkiye	Dijital agency activities	100	100
Turkcell Odeme	Turkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkiye	Cloud solutions services	100	100
Lifecell TV	Turkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Turkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Turkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkiye	Providing digital services and products	100	100
Beltel	Turkiye	Telecommunications investments	—	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Turkiye	Venture capital investment fund	100	100
W3	Turkiye	Information technology	100	100
Ultia (*)	Turkiye	Information technology	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
(*)

All kinds of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Turkcell Teknoloji Ultia Platform, which is a 100% subsidiary of the Group, has been transferred to Ultia, a technology-oriented company established by Turkcell GSYF.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

39.Subsidiaries (continued)

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2023 (%)	2022 (%)
TOGG	Turkiye	Electric passenger car development, production and trading activities	23	23

			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2023 (%)	2022 (%)
Sofra (*)	Turkiye	Meal coupons and cards	66	33
(*)

As per the decision of The Company’s Board of Directors dated April 13, 2023; it has been decided on the acquisition of the 33.3% share of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”) by The Company’s 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“TÖHAŞ”), which has 33.3% shareholding in it, from Belbim Elektronik Para ve Ödeme Hizmetleri A.Ş., one of the other shareholders of Sofra, for TL 762,690, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

40.Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December	31 December
a) Joint Ventures	2023	2022
Sofra	12,347	30,018

	31 December	31 December
b) Associates	2023	2022
TOGG	5,857,271	3,771,069

The Group have capital commitment to TOGG amounting to EUR 115 million. As of 31 December 2023, the amount of EUR 114.5 million has been paid.

The movement of investments accounted for using the equity method is as follows:

	31 December	31 December
	2023	2022
Opening balance	3,801,087	2,264,587
Shares of profit	1,525,175	522,221
Contribution to capital increase	543,356	1,014,279
Closing balance	5,869,618	3,801,087

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.Discontinued operations

As per the Group’s Board of Directors’ decision dated December 20, 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group’s wholly owned subsidiaries. The sale is expected to be completed within a year from the reporting date. As of 31 December 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. Disposal group was previously included within Turkcell International segment group. The statement of profit or loss of a disposal group for the year are presented below:

	31 December 2023	31 December 2022	31 December 2021

Revenue	7,737,020	7,921,451	7,665,767
Cost of revenue	(4,763,836)	(5,670,807)	(5,436,914)
Gross profit	2,973,184	2,250,644	2,228,853

Selling and marketing expenses	(443,848)	(444,724)	(509,207)
Administrative expenses	(254,215)	(258,865)	(258,037)
Other operating income/(expense), net	192,786	152,396	(4,907)
Operating profit	2,467,907	1,498,620	1,456,702
Net finance costs / income	(206,260)	(733,388)	(695,285)
Profit before income tax	2,261,647	966,063	761,417
Tax benefit /(expense)	(291,973)	(123,693)	(42,690)
Profit/(loss) for the year from discontinued operations	1,969,674	842,370	718,727

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.Discontinued operations (continued)

The major classes of assets and liabilities of the disposal group classified as held for sale as at 31 December are, as follows:

31 December 2023
Assets
Property, plant and equipment (Note 12)	5,797,891
Right-of-use assets (Note 16)	1,327,438
Intangible assets (Note 13)	3,299,805
Trade receivables	269,898
Deferred tax assets (Note 18)	1,315,876
Inventories	53,042
Other non current asset	151,771
Financial assets at amortized cost	736,174
Cash and cash equivalents	4,017,443
Other current asset	136,432
Assets held for sale	17,105,770

Liabilities
Borrowings	4,524,403
Employee benefit obligations	34,730
Current tax liabilities	4,200
Trade and other payables	891,447
Other non current liabilities	5,337
Deferred revenue	17,804
Contract liabilities	460,244
Provisions (Note 32)	389,511
Liabilities directly associated with the assets held for sale	6,327,676

Net assets directly associated with disposal group	10,778,094

Amounts included in accumulated OCI:
Foreign currency translation reserve	6,140,191
Reserve of disposal group classified as held for sale	6,140,191

The net cash flows incurred by the disposal group are, as follows:

	31 December 2023	31 December 2022 (*)	31 December 2021 (*)
Cash flows from operating activities	4,878,305	4,122,088	5,098,656
Cash flows from investing activities	(1,842,419)	(3,163,689)	(3,095,876)
Cash flows from financing activities	(826,913)	(785,688)	(910,800)
Net cash (outflow)/inflow	2,208,973	172,710	1,091,979

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.Discontinued operations (continued)

Deferred tax asset related to discontinued operations

Lifecell, which is included in the disposal group, has recognised a deferred tax asset at the amount of TL 1,177,312 as of 31 December 2023 (31 December 2022: TL 1,047,014), as it is considered probable that future taxable profits will be available to benefit from the deductible tax losses amounting to TL 6,540,624 (31 December 2022: TL 5,816,742). The mentioned tax losses are available indefinitely for offsetting against future taxable profits. As of 31 December 2023, the Group used business plans in determining the amount of deferred tax assets that is recoverable and concluded that tax losses can be utilized within 4 years.

As of 31 December 2023, sensitivity analysis conducted by reducing the key inputs of the business plans, namely subscriber growth rate and the average revenue per subscriber, by 5%, resulted in an extended projected utilization period by one year.

42.Cash flow information

Net financial liabilities reconciliation:

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2023	(31,534,111)	(52,169,081)	(5,034,193)	(88,737,385)	3,100,189	(85,637,196)
Cash inflows	(7,824,254)	(62,689,793)	-	(70,514,047)	7,749,663	(62,764,384)
Cash outflows	7,367,659	59,288,115	4,121,990	70,777,764	(4,756,730)	66,021,034
Other non-cash movements	(15,440,923)	(22,663,080)	(5,561,514)	(43,665,517)	5,293,962	(48,959,479)
Transfer to asset held for sale	-	2,744,051	1,780,352	4,524,403	-	4,524,403
Inflation adjustment	15,563,673	25,701,123	2,265,777	43,530,573	891,235	44,421,808
Balance at 31 December 2023	(31,867,956)	(49,788,665)	(2,427,588)	(84,084,209)	1,690,395	(82,393,814)

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2022	(36,292,848)	(55,389,833)	(7,865,357)	(99,548,038)	5,575,149	(93,972,889)
Cash inflows	(4,472,292)	(53,139,280)	-	(57,611,572)	5,961,522	(51,650,050)
Cash outflows	5,489,265	47,130,897	4,310,581	56,930,743	(5,264,741)	51,666,002
Other non-cash movements	(12,025,739)	(15,506,487)	(4,597,576)	(32,129,802)	(2,536,649)	(34,666,452)
Inflation adjustment	15,767,503	24,735,622	3,118,159	43,621,284	(635,092)	42,986,192
Balance at 31 December 2022	(31,534,111)	(52,169,081)	(5,034,193)	(88,737,385)	3,100,189	(85,637,196)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

43.Subsequent events

On 10 January 2024, Turkcell Superonline, issued sukuk at the amount of TL 300,000 with a maturity of 18 April 2024. Besides, on 14 February 2024, it also issued sukuk at the amount of TL 300,000 with a maturity of 29 May 2024.

During February and March 2024, Turkcell Ödeme, issued sukuk at the amount of TL 200,000 with a maturity of 8 May 2024; at the amount of TL 100,000 with a maturity of 5 June 2024; and at the amount of TL 200,000 with a maturity of 13 June 2024.

On 17 January 2024, Turkcell Finansman, issued a financial bond amounting to TL 143,000 with a maturity of 16 May 2024.

During January and February 2024, Turkcell issued commercial bills at the amount of TL 2,500,000 with a maturity of 12 July 2024; at the amount of TL 250,000 with a maturity of 2 August 2024; and at the amount of TL 800,000 with a maturity of 6 August 2024.

In addition, on 29 January, 2024, Turkcell obtained loan, at the amount of 38,000 CNY with an interest rate of 5.15%, and on 14 March 2024, at the amount of 50,000 EUR with an interest rate of 6M Euribor + 2.29%, in accordance with the loan agreement signed with China Development Bank (“CDB”) on 7 August 2020 (which was extended in 7 August 2023).

On 5 April 2024, the Company’s Board of Directors has taken the decision to submit the distribution of the Company’s dividend in a gross amount of TL 6,277.0 equivalent of a gross dividend of TL 2.8532 (net TL 2.5679) per ordinary share with a nominal value of TL 1 to the shareholders in cash on 5 December 2024. This decision is approved on 2 May 2024in General Assembly.