Form 20-F
period 2024-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2025-04-29
CIK 1071321

As filed with the Securities and Exchange Commission on April 29, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name into English)

Republic of Türkiye (Jurisdiction of Incorporation or Organization)

Ms. Özlem Yardım
Telephone: +90 212 313 18 88
Facsimile: +90 216 504 40 58
Turkcell Küçükyalı Plaza
Aydınevler Mahallesi İnönü Caddesi No:20 Küçükyalı Ofispark Maltepe
İstanbul, Türkiye
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Turkcell Küçükyalı Plaza Aydınevler Mahallesi İnönü Caddesi No:20 Küçükyalı Ofispark Maltepe İstanbul, Türkiye (Address of Principal Executive Offices)

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

This is the 2024 annual report for Turkcell İletişim Hizmetleri A.Ş. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Türkiye. The “Company,” “we,” “us,” “our,” the “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires. When referring to our subsidiaries in this annual report, we generally use the trade names under which our subsidiaries operate. Full legal names can be found in the Exhibit 8.1.

Our audited annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2024 and 2023 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024 (“Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Türkiye has been considered a high-inflation economy for accounting purposes according to IAS 29 “Financial reporting in hyperinflationary economies” since June 30, 2022. Therefore, the financial statement information included in this annual report for all the periods reported is expressed in terms of purchasing power of the Turkish Lira as of December 31, 2024. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2024. Comparative financial information has also been restated using the general price index of the current year. See “Item 3. Key Information—D. Risk Factors—Risks relating to Türkiye—Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29 and we are required to apply inflationary adjustments to our financial statements.” Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries,” “Item 5. Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” and Note 2(b) to the Consolidated Financial Statements for further detail. However, certain historical figures and amounts related to matters such as investigations, lawsuits and dividend distributions are disclosed without inflation restatements and labeled as “not restated for IAS 29” in this annual report on Form 20-F.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL,” “TRY” and “Turkish Lira” are to the Turkish Lira, and references to “$,” “U.S. Dollars,” “USD,” “U.S. $” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Türkiye” or the “Republic” are to the Republic of Türkiye.

Statements regarding total market size in Türkiye are based on the Information and Communication Technologies Authority’s (“ICTA”), Türkiye’s principal telecommunications regulator, or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TurkStat”) announcements pertaining to the Turkish population.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, the following risk factors that we face:

•

competition from our historic competitors and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Türkiye with respect to certain technologies;

•	our growth strategy being partly dependent on new investment opportunities, including those outside our core telecom activities;
•	investments in companies outside of our core market in Türkiye that may not provide the benefits that we expect;
•	instability in the political environment, economy, and financial markets in Türkiye;
•

foreign exchange rate risks and the devaluation of the Turkish Lira which could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms;

•	the level of inflation in Türkiye;
•	disruption of supply chains, international trade restrictions and our dependence on a small number of suppliers and a single distributor;
•	the continuity and security of our information technology and network technology services, on which we are heavily dependent;
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

•

risks related to physical and cybersecurity threats to our network and information technology systems and the products and services we provide, including those developed and/or maintained through third party suppliers;

•

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

•	risks related to any required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone;
•	our ability to adapt to rapid technological changes in communications and information technology;
•	the impact of environmental risks and climate change on our businesses;
•	risks arising from natural disasters and catastrophic accidents, including earthquakes, on our businesses;
•	our two major shareholders whose interest may not be aligned with those of other shareholders;
•	legal actions and claims to which we are a party;
•	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;
•	our ability to retain key personnel, our partners and their employees; and
•	volatility in the market price of our American Depositary Shares, and the risks related to American Depositary Share holders not being entitled to attend shareholders’ meetings.

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

Some of these limitations are:

●	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
●	it does not reflect changes in, or cash requirements for, our working capital needs;
●	it excludes the share of profit or loss of equity accounted investees and discontinued operations;
●	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

●	it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
●	it does not reflect other income and expense items (including donations) which are generally beyond the scope of our ordinary operations;
●	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows;
●	it does not reflect monetary gain/(loss) which is due to indexation of non-monetary items in the scope of IAS 29; and
●	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

Furthermore, our management also reviews Adjusted EBITDA Margin as a key indicator each month in monitoring our financial performance. Adjusted EBITDA Margin is a non-GAAP financial measure that is defined as Adjusted EBITDA divided by total revenues.

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

ARPU is an operational metric which contains a non-GAAP financial measure. Turkcell Türkiye revenue included in the ARPU calculation is defined as subscriber or network driven revenues in Turkcell Türkiye, excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues. We calculate monthly ARPU for mobile and fixed residential services by dividing such revenue for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes that this measure is helpful in assessing the development of our services over time. For a reconciliation of Turkcell Türkiye revenue to the portion of such revenues included in the ARPU calculations, refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB.”

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

Risk Factors Summary

Summary of Risks relating to Türkiye

●	The majority of our business and assets are in Türkiye, and thus deterioration in the economy in Türkiye, any devaluation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.
●	If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.
●	Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements. Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods.

Summary of Risks Relating to the Telecom Industry

●	Spectrum limitations and the costs of obtaining additional capacity, particularly with respect to the 5G tender process, may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.
●	The obligations of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.
●	There are alleged health risks and zoning limitations related to our base transceiver stations which may adversely affect our ability to provide services at certain areas.
●	Our fiber business may be adversely affected by required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone.
●	Adapting to rapid technological changes may pose challenges, which could lead to higher than expected capital expenditures, a greater possibility of commercial failure or unanticipated adverse consequences.

Summary of Risks Relating to Our Business

•

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

•

Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.

•	Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.
•	Our investments in companies outside of our core market in Türkiye may not provide the benefits that we expect and we may be unable to divest such investments successfully.

•

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

•	Our business is subject to risks arising from natural disasters and catastrophic accidents.
•	Environmental risks and climate change could significantly impact our businesses.
•	Information technology and network technology services are key to our business and are susceptible to physical and cybersecurity threat.
•

Disruption of supply chains, international trade restrictions and our dependency on a small number of suppliers and on a single distributor may have an adverse effect on our business and financial condition.

•

We have become active in providing products and services for industries other than telecommunications, and for new telecommunications services and products. Our reliance on contributions from third-party providers for the development and maintenance of these solutions may adversely affect our business.

•

If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.

•	We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.
•

Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls, particularly as our Company grows and enters into new businesses.

•	Our consolidated financial results and/or operational performance could be adversely affected if we are unable to retain our key personnel and employees.

Summary of Risk Relating to our American Depositary Shares

•	We have two major shareholders whose interests may not be aligned with those of other shareholders and may expose us to sanctions risk.
•

The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Risks Relating to Türkiye

The majority of our business and assets are in Türkiye, and thus deterioration in the economy in Türkiye, any depreciation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Türkiye, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had and are likely to continue to have a material adverse effect on our business and financial condition.

Any deterioration in the general economic outlook for Türkiye may negatively affect our businesses. Türkiye has, from time to time, experienced volatile political, economic and social conditions. The COVID-19 pandemic caused a significant downturn in the Turkish economy in 2021 and 2022, which was visible in the precipitous declines in investments, exports, and industrial output, followed by the impact on the Turkish economy of the Southeastern Türkiye earthquakes in 2023. Worsening economic conditions, such as increased inflation, high interest rates, the Turkish Lira’s depreciation, any potential tax increases or other governmental measures affecting consumption levels, have impacted and may continue to cause a considerable decline in the purchasing power of our customers and have a detrimental impact on the affordability of some of our goods and services, affecting our revenues and limiting our growth. Domestic political factors are another source of uncertainty and impose further risks on the country’s economy. While Türkiye’s next presidential elections are scheduled for 2028, increased domestic political uncertainty or the possibility of early elections could lead to sharp fluctuations in exchange rates, interest rates and financing costs. Such volatility may result in elevated hedging expenses and reduced investor confidence, which could adversely affect our financial performance and access to funding.

These various factors have had a negative influence on our share price, and no assurance can be given that they will not continue to do so. The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. The ongoing war between Russia and Ukraine, the war between Israel and Hamas and the geopolitical tensions between Israel, Iran and Hezbollah, continue to create regional instability. In addition, other regional conflicts (such as those in Syria, Armenia/Azerbaijan, Afghanistan, and Yemen) along with global uncertainties related to inflation and fluctuations in commodity, oil, and food prices, pose serious challenges to both the Turkish and global economies in 2025 and beyond.

Additionally, the adoption of new protectionist measures, including the imposition or increase of tariffs and other trade restrictions by major economies, could generate uncertainty in global markets and currency depreciation, result in slowdowns in global, regional or national economic activity and pose risks to inflation dynamics, interest rates and exchange rates. Decreased global liquidity and the persistence of high interest rates may result in increased financial volatility, while premature monetary easing by central banks could result in resurgent inflation, potentially triggering stagflation. Any of these factors could negatively impact emerging markets, such as Türkiye.

There can be no assurance that these and other global economic, political and geopolitical factors, such as any ramifications of any domestic or foreign elections, will not have an impact on Türkiye and will not cause further deterioration of the Turkish economy and, in turn, of our business, financial condition and results of operations. Furthermore, Türkiye is a well-known tourism destination and we observe a correlation between tourist inflow and our net subscriber additions. Any factors that may affect the number of foreign tourists visiting the country may adversely affect the growth of our subscribers, business and our financial condition.

Continuing unfavorable economic conditions, including inflation, currency depreciation (particularly the Turkish Lira), rising wages and energy prices and the other factors cited above, are also expected to continue to increase our costs, reducing our profitability and adversely impacting our margins. In addition, these global and domestic macroeconomic, political and social volatilities may adversely impact execution of our strategies, including our ability to take strategic actions with respect to the composition of our asset portfolio.

If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.

Significant inflation, or the measures used to curb inflation, could have a material adverse effect on Türkiye’s economy and in turn could increase our costs of operation and may negatively affect our business, financial condition and results of operations. Inflation in Türkiye has accelerated since the end of 2021, peaking at 85.51% in October 2022. In response, the Central Bank of the Republic of Türkiye (“CBRT”) implemented a new economic model, aimed at decreasing inflation and maintaining gross domestic product (“GDP”) by strengthening the real value of Turkish Lira, by tightening monetary policy. As part of this strategy, the policy rate was gradually raised from 8.50% to 42.50% throughout 2023, and further increased to 50.00% by March 2024, until December 2024. As a result of higher interest rates, demand for Turkish Lira increased, and CBRT reserves began to rise again, eventually excessive depreciation trend was halted. As a result of all these developments, the upward trend in inflation was broken. Inflation, which had risen to 75% in March 2024, ended 2024 at 44.38%, due to the base effect, currency stabilization, and weakened domestic demand. In December 2024, CBRT implemented its first rate cut, reducing it to 47.50%, followed by a further decrease to 42.50% in March 2025. As of March 2025, the inflation rate has further decreased to 38.10%. According to the CBRT survey, market expectations as of March 2025 indicate a continued decline in inflation to 28.04% by the end of 2025. However, persistent inflationary pressures in service and food prices, along with potential exchange rate fluctuations, may reignite inflation risk.

In addition to these developments, recent events in Türkiye have further increased inflation risks. Following the rise in local political tensions from March 2025, the currency depreciated by around 5% and CBRT raised the policy interest rate by 350 basis points to 46.00% in April 2025. Additionally, the impact of potential protectionist measures together with , increases in inflation or a slowdown in growth in either the EU or the US may also negatively affect Türkiye’s growth outlook.

Inflation may result in a significant deterioration in purchasing power and/or in the spending patterns of our customers (both individual and corporate) and could negatively affect the affordability of some of our products and services, as well as result in an increase in our non-performing loans. In such conditions, customers may reduce purchases of our products and services, downsize their tariffs/plans or choose lower-cost products and services offered by other companies. These conditions may impact our ability to increase the prices of our services and limit our revenue and ARPU growth. Furthermore, our ability to increase prices for postpaid customers, fixed broadband customers and for some of our digital services in response to inflation is limited by the duration of these contracts, since we are unable to increase the price above what was agreed for the length of the contract. We generally have 12-month term contracts with our mobile subscribers and our fixed broadband subscribers. Although we implement price increases several times throughout the year, due to the contract-based nature of our business, price increases are reflected in our growth performance with a time lag (with price increases that occurred over the term of a customer’s contract only being reflected upon contract renewal). If these inflationary pressures persist or worsen, our revenues may decrease in real terms and our revenue growth and margins may contract. Significant inflation or the imposition of measures to curb inflation could have a material adverse effect on Türkiye’s economy and in turn could increase our costs of operation and may negatively affect our business, financial condition and results of operations. At the same time, our costs may be increased by factors such as currency depreciation in the Turkish Lira and inflationary impacts on rising wages and electricity costs, reducing our profitability and adversely impacting our margins.

Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29 and we are required to apply inflationary adjustments to our financial statements. Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries.

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. IAS 29 does not establish an absolute rate when hyperinflation is deemed to arise and the IASB does not identify specific hyperinflationary jurisdictions. However, IAS 29 provides a series of non-exclusive guidelines that assist companies in exercising their judgment as to when restatement of financial statements becomes necessary. These guidelines consist of (i) analyzing the behavior of the population regarding preservation of wealth in non-monetary assets or in relatively stable foreign currency, prices being quoted in terms of a relatively stable currency, interest rates and wages being linked to a price index, and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, verifying if the three-year cumulative inflation rate approaches or exceeds 100%. In March 2022, the International Practices Task Force of the Centre for Audit Quality (“IPTF”), which monitors countries experiencing high inflation, categorized Türkiye as a country with projected 36 months’ cumulative inflation rate greater than 100% as of February 28, 2022. Therefore, Turkish companies reporting under IFRS, including us, have been required to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. Under IAS 29, financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit at the current balance sheet date. Nonmonetary items which are not already expressed in terms of the measuring unit current at the end of the reporting period and components of owners’ equity in the statement of financial position, and all items in the statement of profit or loss and other comprehensive income should be restated by applying a general price index. In addition, gains or losses arising from net monetary position should be included in net income under a separate line item and other comprehensive income.

As a result of our application of IAS 29 to our financial statements for 2024, the majority of our financial metrics have been impacted. We cannot predict the impact that any further application of IAS 29 and related adjustments will have on our financial statements, results of operations and financial condition going forward. Investors should be aware that the financial position and performance of Turkcell reported in and after 2022 may not be directly comparable to the data reported in prior periods.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods.

Depreciation of the Turkish Lira may adversely affect the Turkish economy. The Turkish Lira, which traded at 29.44 to the USD at the end of 2023, depreciated to 35.28 to the USD in December 2024, marking a depreciation of TRY against the USD of 19.7%. In the first quarter of 2025, the USD/TRY exchange rate rose to 37.76. Compared to the end of 2024, the Turkish Lira depreciated to the USD by 7.0%. The CBRT undertook a transition to generally accepted economic policies and tight monetary policy began to be accepted as an important management model for Türkiye. Notable measures include higher returns on Lira-denominated deposits, intended to reduce spot demand for foreign exchange, however the volatility of major currencies may continue to negatively affect the Turkish Lira. On the other hand, it is expected that public debt will continue to increase due to the expenditure related to the Southeastern Türkiye Earthquakes in February 2023, which may continue to have a negative impact on Turkish Lira. Moreover, following the political developments in early 2025, a decline in the CBRT’s reserves and increased volatility in the Turkish Lira against foreign currencies were observed. Deterioration in inflation expectations during this period led to heightened demand for foreign exchange in the spot market. In response, the CBRT adopted a tighter monetary policy by raising the overnight interest rate. These developments have resulted in an increase in loan interest rates and hedging costs. There can be no assurance that further political or macroeconomic developments will not lead to continued volatility in the Turkish Lira, higher inflation expectations, and increased borrowing or hedging costs.

Exchange rate risks are not limited to the USD/TRY pair; risks related to the EUR should also be taken into consideration, as well as any volatility or weakness of the USD. In April 2025, the EUR/TRY exchange rate rose to 43.04 and depreciated by 17%. The high volatility observed in the EUR/USD pair increases uncertainties in the markets going forward. These rising costs also lead to higher expenses for EUR hedging transactions carried out in the market to cover EUR positions.

We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi (“CNY”) and Belarusian Ruble (“BYN”). Fluctuations in the Turkish Lira and BYN versus U.S. Dollars, Euros, and CNY, have had and may continue to have an unfavorable impact on us. In particular, a substantial majority of our capital expenditure and borrowings are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and CNY, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira and the BYN. As of December 31, 2024, our total borrowing was TRY 104,340 million (including TRY 4,823 million of lease obligations). As of 2024 end, 43% of our consolidated debt is in U.S. Dollars, 32% in Euros, 4% in CNY, and 20% in TRY.

Further devaluation of the Turkish Lira could further affect and limit our investment plans in the future. The financing of infrastructure investments, potential license fee payments, data center and renewable energy investments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. See “Item 8. Financial Information” and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. We are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account the context created by the political and geopolitical risks, which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Due to additional regulations imposed by the CBRT and the Banking Regulation and Supervision Agency (“BRSA”), access to viable offshore markets for transactions involving Turkish Lira has become significantly limited. While hedging instruments remain accessible, banks show limited willingness to accept counterparty risk for long-term transactions in both onshore and offshore markets. Consequently, hedge transactions are primarily managed over shorter durations. This may have a negative impact on our financial decisions, or we may face a negative net foreign exchange position and, ultimately, a negative impact on net income and lower dividends in the future. The increase in public debt in Türkiye may also continue to result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see “—Risks Relating to Our Business—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing” below.

In Belarus, there are few or no tools to effectively hedge foreign exchange rate risks due to restricted and undeveloped financial markets. The current war in Ukraine and the ensuing geopolitical repercussions have had and are expected to continue to have a significant adverse effect on BYN, which has been subject to limits on transfer and conversion and is vulnerable to further devaluation. The BYN is also exposed to the effects of international sanctions on Russia and its allies.

We are also exposed to currency exchange rate risk on the prices of the smartphones that we rely on for the promotion of our services, including with respect to our financing activities, such as those engaged in through our Turkcell Finansman A.Ş. (“Financell”) subsidiary. Coupled with the deterioration in customers’ purchasing power, the depreciation of the Turkish Lira has made smartphones that are procured in hard currencies more expensive for our customers, thus reducing new sales of such devices and curbing the market for our services, which has had and may continue to have a negative impact on our revenues and profitability. Moreover, the imposition of tariffs by major economies and potential retaliatory actions may result in higher input costs for smartphone manufacturing, ultimately driving up device prices and adversely affecting consumer demand.

Any significant fluctuations in the value of the TRY relative to the other currencies discussed above and any devaluation of the TRY and BYN could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to the Telecom Industry

Spectrum limitations and the costs of obtaining additional capacity, particularly with respect to the 5G tender process, may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Spectrum is a range of frequencies within which the different radio waves have certain specific characteristics, a portion of which is used for wireless communication. The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated by way of a license to the operator of the network.

In addition to allocated radio spectrum, our spectrum licenses have specific terms and durations. They are subject to renewal upon payment of a fee before their expiry; but renewal is not assured, and the process for renewal can be lengthy. In 2023, we applied to the ICTA for the extension of the term of the 2G License Agreement. The ICTA informed us that the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band were extended until April 30, 2029 in accordance with the “Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement.” Similarly, our 3G license and 4.5G authorization certificate will expire on April 30, 2029, if not extended before that date. Even though the Company has a right to apply to the ICTA between 18 and 12 months before the date for renewal, the ICTA has a right to not renew the authorization. If the license agreement and/or authorization certificate are not renewed or is canceled/terminated for any reason, the Company must transfer to the ICTA, or an institution designated by the ICTA, free of charge and in full working order, free of any liens, mortgages and similar legal encumbrances, all the software and equipment that constitute and affect the operation of the networks as well as the immovable properties on which these systems have been installed. The authorizations of our subsidiaries also will be evaluated by the ICTA and may be revoked if ICTA’s criteria are not met. For more information on regulation and how it may impact our business, see “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.” The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition.

As we experience growth in our subscriber base and demand for mobile services and data, and as we offer a greater number of services, we will require additional capacity, which in turn might result in an increase in capital expenditure requirements and have an adverse impact on our cost of providing competitive service and also on our results of operations. Due to unforeseeable events (such as the COVID-19 pandemic or the Southeastern Türkiye Earthquakes that occurred in 2023) that cause changes in traffic patterns, network topology and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, or to new capital expenditure requirements which, in turn, may negatively impact our operational results.

In particular, although our spectrum can potentially be used for the next generation network technology known as 5G, some services that are specific to 5G and our future capacity needs will eventually require us to obtain new spectrum. If we are unable to maintain or obtain licenses for the provision of 5G-specific telecommunications services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be harmed. In addition, a 5G spectrum tender process by the ICTA is expected to be held later in 2025, with the possibility of high prices and additional costs and investment, including capital expenditures and potential obligations for coverage, service quality and local procurement obligations. If the demand for 5G services fails to materialize at a level in line with industry assumptions, our return on any such investments may not meet our expectations. Any of the foregoing factors could affect our profitability and our competitive position.

The obligations of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.

We rely on our spectrum license agreements in order to carry out our business. The cost of our licenses, in particular the capital expenditures required in connection with our 4.5G build-out, has been significant. Our license agreements contain certain terms that may weigh on the profitability of our investments and may have an adverse effect on our investment plans in the future, in particular with respect to 4.5G. In addition, non-compliance with relevant requirements results in fines, the levels of which may increase in the future. These license requirements include high coverage obligations for residential settlement areas, roads, railroads and tunnels, terms regarding minimum required use of local equipment and procurement from local small and medium sized enterprises engaged in production in Türkiye to meet infrastructure obligations, terms obliging our network equipment suppliers to employ a certain number of engineers and local researchers in their local research and development (“R&D”) centers, an active network sharing obligation for a certain portion of the population, varying service quality requirements, and significant taxes and spectrum usage fees. Furthermore, while we anticipate the occurrence of a 5G tender process later in 2025, we do not know what obligations (whether in terms of coverage obligations, service quality, technology, or otherwise) would be imposed in the event we are awarded a 5G license.

We have not always been, and in the future may not be, in full compliance with the coverage obligations under our licenses, most recently with respect to 3G settlement coverage and coverage of tunnels in 4.5G. Due to past non-compliance, the ICTA imposed administrative fines on our Company in 2022 and required us to establish a total of 400 3G sites. We complied with this requirement by establishing 200 3G sites in 2023 and another 200 3G sites in 2024. We were also required to install a sufficient number of 4.5G sites in tunnels that were not in compliance, which increased our investment costs. Furthermore, prior to 2021, there was insufficient research and development, product development and production capacity in the Turkish market, so the license requirements could not be fully met. As a result, we were subject to administrative fines totaling TRY 95.5 million (not restated for IAS 29) for the period from 2015 to 2018. Although we are challenging the imposition of these fines, we may not be successful. See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. Additionally, further administrative fines may also be imposed for non-compliance during the period 2018-2021, which may have a material adverse effect on our financial results.

As a result of the improvement in local telecommunications equipment production capacity, Turkcell has been able to comply with its license obligations relating to local production investments for the 2021-2022 and 2022-2023 periods. However, any allegations of non-compliance with respect to prior periods, or any regulatory changes, in particular in relation to the definition of critical network elements, or modifications by the ICTA of service quality requirements, may result in fines, affect our investments, indirectly increase our coverage requirements and may also result in additional local and/or national equipment obligations for future authorizations, in particular for the expected 5G tender.

There are alleged health risks and zoning limitations related to our base transceiver stations which may adversely affect our ability to provide services at certain areas.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from base transceiver stations (“BTS”) and from mobile handsets. Based on information from the WHO, we are not aware of any evidence in the latest medical research that conclusively establishes any relationship between radio frequency emissions of base stations and health concerns. Actual or perceived risks may, however, adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for base stations, imposition of regulatory restrictions limiting electromagnetic fields and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms or at all.

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

In 2018, the ICTA issued an updated regulation which further tightened electromagnetic field limits. If the ICTA decides to further reduce such limit values in the future, this may negatively impact network quality and increase our capital expenditures.

In addition, zoning requirements with respect to our base stations have been subject to changing regulatory requirements, resulting in uncertainty. Since November 2020, various amendments to the zoning law came into force that provided for permitting requirements on the basis of the tower height. Following the overruling of these amendments by way of the Constitutional Court’s decision published on October 18, 2023, a new legal provision came into effect on December 12, 2024 that required license applications for base stations built between 2004 and 2009 to be submitted by December 2025, with the aim of resolving the existing gaps and uncertainties in the processes related to rooftop electronic communication systems for the period. Any delay or failure to receive approval for these applications, or any further regulatory changes, could result in additional costs and obligations in connection with our base stations. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.

In addition, a law in force has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may in turn lead to an increase in our coverage obligations and in the number of BTS required to meet such obligations. Any of these factors could increase our costs and adversely affect our ability to carry out our investment plans and our results of operations.

Our fiber business may be adversely affected by required permission procedures and local limitations, as well as by lease arrangements relating to our fiber infrastructure backbone.

Our fiber business must excavate to lay new cables and repair existing ones, and we are required to obtain permission for excavations from relevant municipalities and institutions. As an infrastructure provider, we are subject to the “Communiqué on Procedures and Principles Regarding Joint Location and Facility Sharing” which was published December 2, 2010 and the “Directive on the Deployment of Cable and Similar Equipment Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published December 27, 2012, that require all providers to prioritize facility sharing and co-location in their investments. Operators must therefore check whether any available infrastructure exists for a newly planned route. If it is determined that another operator has infrastructure on the planned route, the use of that infrastructure should be prioritized, if possible.

Like other infrastructure providers, we primarily have to make facility sharing requests to the most prevailing operator on the basis of infrastructure in Türkiye, Türk Telekom, to check whether Türk Telekom’s current infrastructure is available to share on planned route. If Türk Telekom rejects infrastructure sharing or there is no available infrastructure suitable for sharing on a planned route, operators may ask for a right of way confirmation from the Ministry of Transportation and Infrastructure. Operators’ right of way and civil engineering processes are dependent on the Ministry of Transport and Infrastructure, the ICTA, Türk Telekom, and other related public authorities. Once a right of way confirmation is obtained, operators must apply to public authorities to get permission for the required excavation processes. However, public authorities or institutions may hold or refuse to grant excavation permissions. In addition, based on publicly available information, Türk Telekom’s own license is set to expire in 2026. Even if Türk Telekom obtains an extension or renewal, there may be impacts on our ability to share their infrastructure or on the cost of such sharing.

The ICTA initiated an investigation against some operators, including our subsidiary Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”), about previously installed infrastructures and facility sharing applications. Within the scope of the investigation, several violations were identified by the Supervisory Board regarding noncompliance with facility sharing obligations. As a result of these findings, should our defenses not be accepted, significant fines could be imposed and we may be required to change our infrastructure construction procedures. See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. In some areas, excavations may be halted as a result of the high and variable costs of the right of way tariffs requested by municipalities. In addition, our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. The current infrastructure sharing and right of way procedures, operational difficulties, and public authorities’ approach toward mandatory facility sharing obligation might negatively affect our ability to expand our fiber network and slow down our future investments (See “—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition”). More generally, all of these factors may increase our costs and have a material adverse effect on our business and financial condition.

Turkcell Superonline, our fiber infrastructure service company, won the tenders of BOTAŞ (Petroleum Pipeline Cooperation), Türkiye’s state owned pipeline company, and TEİAŞ, Türkiye’s state owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAŞ for 15 years in 2009 and TEİAŞ for 15 years in 2017 and 2019, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. The lease agreement between Turkcell Superonline and BOTAŞ, on which an important portion of our fiber infrastructure backbone routes are established, will have to be renewed with a tender for a new lease agreement in 2025. Our current agreement, which expired on January 7, 2025, has been extended with the same conditions until the completion of a new leasing process. Any failure to renew this agreement with BOTAŞ on the same conditions, may have significant business and financial impacts for our fiber business.

Adapting to rapid technological changes may pose challenges, which could lead to higher than expected capital expenditures, a greater possibility of commercial failure or unanticipated adverse consequences.

New products and technologies are constantly emerging that can render the products and services offered by the Turkcell, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile virtual network operators (“MVNOs”), technology companies or data center operators, could result in a loss of value for certain of the Group’s assets, affect the generation of revenues, or otherwise may require Turkcell to have to update its business model. In this respect, revenues from traditional voice businesses shrunk in recent years, while revenues from connectivity services (e.g., mobile and fixed broadband) and non-telecommunication services (e.g. digital services, techfin services and data center business,) are increasing. To diversify our revenue sources, Turkcell offers digital services such as Internet of Things (IoT), cybersecurity, data center, artificial intelligence (“AI”) and cloud services among others.

Rapid technological changes in communications and IT are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service, prices and channels that customers demand, or to respond effectively to technological changes in the development of new products and services, our business, financial condition and results of operations could be adversely affected. For example, the development of eSIM technology, increase in the eSIM compatible devices, and its steadily increasing awareness have eliminated the need for a physical SIM card. Many companies and alternative data providers around the world have started providing telecommunication services via eSIM over the internet. This development has negatively impacted the number of our new subscriber additions and the related revenues that were previously derived from new tourist line sales or roaming revenues. In addition, while VoLTE technology, which allows voice calls to be made over a 4.5G network instead of traditional 2G or 3G networks, is being used on a widespread basis in Türkiye, its introduction to roaming worldwide has been relatively slow. Turkcell currently does not offer this service to its inbound roamers, and when it becomes available this year, the new service is expected to further erode voice-based revenues from roaming and mobile termination revenues for our voice businesses.

In addition, new technologies, such as the integration of artificial intelligence including generative AI, machine learning and automation that we use in internal operational processes, require significant capital expenditures. It is impossible to predict with any certainty whether the technology that we select will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance.

Turkcell uses AI and machine learning to enhance operational excellence across various functions, including customer service (chatbots, call center management and digital onboarding), AI-powered campaign gamification services, talent acquisition, cybersecurity, energy management and network optimization. AI-driven solutions present significant risks, including potential biases in AI algorithms, data privacy and security concerns, regulatory uncertainties, and the reliance on accurate and high-quality data for optimal performance. Additionally, AI systems may produce unintended or inaccurate outcomes, which could impact service quality and customer satisfaction, result in reputational harm or legal liability, or pose cybersecurity risks, particularly if models are fine-tuned with our internal data. The use of AI systems also requires technical expertise to develop, test and maintain AI-based services. As AI technology evolves, new regulatory and compliance requirements may be implemented or may change, requiring continuous adaptation and/or the implementation of a governance framework. An increasing number of countries are adopting content moderation and AI-specific regulations. In addition, our competitors may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI products or services or introduce new ways of consuming or engaging with products or services that cause our customers, especially the younger demographic, to switch to another service, which would negatively affect our customer retention and impact our potential for growth.

Any of these risks could expose us to liability or adverse legal or regulatory consequences, harm our reputation and the public perception of our business or the effectiveness of our security measures, and our business, operations, and financial results.

Risks Relating to Our Business

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

The majority of our revenue comes from our operations in Türkiye, which is a highly competitive market. Competition in this market and unexpected regulatory actions may adversely affect the growth of our business and our financial condition. Regulatory actions, in large part from the ICTA, have been a significant factor in shaping the development of the Turkish telecommunications market and have adversely affected our ability to price our services and to respond to changes in the market. Such regulatory actions have often favored our competitors. The ICTA may in the future act to regulate other areas of our business, including data center and digital services, and we cannot predict the impact that such regulation would have on our ability to execute our strategy and on our competitive position. To the extent that inflation in the Turkish market requires us to make increasingly frequent price adjustments, any regulatory impediments to such adjustments could have an adverse effect on our profitability and financial condition.

Moreover, in the current highly inflationary environment, irrational or delayed price movements by other operators, including price decreases, could have an adverse effect on our growth. If the competition we face intensifies or the market slows or develops in unexpected ways, this could harm our business and financial condition. The competition that we face includes price-driven competition from other major telecom operators (in particular Vodafone Türkiye and Türk Telekom) and from potential new entrants. We expect to experience continued price-driven competition. If we do not respond effectively to this competition, the growth of our business and our financial condition may be negatively affected.

Our competitors for mobile telecommunication services also include a mobile virtual network operator (“MVNO”) that leases our network. Generally, MVNOs provide offers that are relatively cheaper than similar offerings of the operators from whom they lease their networks, including us. Even though the MVNO that leases our network currently has a very limited number of subscribers, it or other MVNOs may become increasingly competitive in the telecommunications sector in the future, causing a downward pricing pressure on the fees that we charge for our services, which, in turn, may have an adverse effect on our business. Furthermore, we may face the entry of additional MVNOs into the market beyond the existing one, and the ICTA may adopt asymmetric regulations that favor MVNOs to further improve the market.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we provide fixed broadband services - including recently launched fiber broadband services in addition to xDSL - through the incumbent operator Türk Telekom in areas where our own fixed broadband infrastructure is not available. For these services, we rely on the incumbent’s service quality. Therefore, any delay or negligence on the part of Türk Telekom, or inability to renew its own concession on the same terms, could result in customer dissatisfaction and increased fixed broadband subscriber churn. Also, any price increase in Türk Telekom’s wholesale tariffs may not be fully reflected in the consumer prices charged by Türk Telekom’s retail brand TTNET A.Ş., which may lead to margin squeeze for our services, reducing our ability to effectively compete and eventually causing churn of our fixed broadband subscribers. Furthermore, where we rely on networks of other operators, network changes by such operators may make it more difficult for us to offer our products that use such networks.

We also face intense competition (both in the Turkish and international markets) with respect to product and service areas outside of our core telecommunications activities.

•

We offer digital services, where we find ourselves increasingly in competition not only with local digital services developers but also with major international companies (WhatsApp, YouTube, Spotify, Netflix, etc.) that specialize in the development of internet applications and services (namely “over-the-top,” or “OTT” services). Several of these global players’ platforms are offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. They also sometimes enter into partnerships with local operators in Türkiye. In addition, newer applications from both established developers and operators and less well-known ones are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had, and is expected to continue to have, an adverse impact on our revenues.

•

We also face increasing local and global competition in the wholesale market and information technologies sector, which affects our pricing and our collaborations with global and international partners.

•

In the context of inflation and challenging macroeconomic conditions, our mobile payment business, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme” or “Paycell”) continues to face intensifying competition and aggressive pricing from both established competitors and new entrants, including well-established companies from industries other than telecommunications (such as banking and fintech) expanding into payments and e-money services. Sixteen new payment and e-money institution licenses were issued in Türkiye in 2024, and existing companies are obtaining additional licenses to expand their activities. This increase in competition could adversely affect Paycell and its market position in the future.

Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.

In addition to growing our core telecommunications business, our strategy for growth as a technology leader in Türkiye involves seeking out investment opportunities and participating in those meeting our criteria, including for 5G, fiber, data center and renewable energy investments. This can include external growth opportunities principally in, but not limited to, Türkiye. Our investments have included, and are likely to continue to include, investments in new business and services in areas outside of the scope of our core business. These investments may require significant expenditures, including new debt financing, and may not achieve expected returns or returns that are in line with those of our core business, which could result in value erosion for our shareholders. These businesses are subject to risks that are in many respects different from those of our telecom business and may be dependent on additional parent company funding. In order to succeed in these businesses, we will need to obtain the expertise required to compete and operate in these areas, which may be costly, and in certain cases obtain new licensing.

Such businesses include the following:

•

Our finance business, Financell, serves to meet the financial needs of individual and corporate customers in the Turkish market, primarily in our bundled offers featuring both communications services and a smart device, particularly a smartphone or a tablet. Financell carried a total of TRY 6.6 billion in loans outstanding as of December 31, 2024. Our bad debt and cost of risk may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of an economic slowdown in Türkiye, as well as due to catastrophic events like natural disasters or pandemics that affect large portions of the population. Economic volatility could lead to an increase in non-performing loans, as well as to losses and the eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio. While an inflationary environment may ease the burden of Turkish Lira-denominated debt repayments for many customers, Financell remains exposed to volatile financial conditions, including fluctuations in interest rates, CBRT reserve requirement decisions and foreign exchange rates, particularly since the pricing of most devices is closely tied to hard currencies. Moreover, rising interest rates have a negative impact on Financell’s cost base, and the continuation of high interest rates may further pressure net interest margin. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to changing regulatory conditions, such as those that have resulted in invoicing obligations, or market trends, or that new competitors will not emerge. We have been diversifying Financell’s portfolio with new products in the consumer segment, such as shopping loans or vehicle loans, as well as in the corporate segment, for digital infrastructure needs or renewable energy investments. The return on investment for these new products may not meet our expectations, which would prevent us from realizing the synergies that we expect from our finance business. Additionally, see “—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.”

•

Given our focus on providing techfin services as part of our complete portfolio of digital services, we submitted an application for incorporation of a digital banking company to the BRSA in Türkiye in June 2022, and the review process is still continuing. After obtaining the incorporation permit, an operating permit application would need to be submitted to the BRSA again with the completion of required infrastructure and organizational preparations. The review of the BRSA may result in the regulator asking for additional requirements to approve the license application, delays in the license process, ultimate rejection of the whole license application, or partial rejection of the license application, any of which may prevent us from achieving our strategic goals. If and when these processes are approved by the related authority, this business may expose us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and store.

•

Our subsidiary Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”) operates a large portfolio of telecommunication towers in several countries, exposing us to risks associated with the expiry, non-renewal or termination of certain of our concessions and licenses, in which case Turkcell may be forced to transfer to the ICTA the tower assets it owns where ground lease agreements are executed by Global Tower, which would lead to a loss of revenue and have an adverse effect on our business and results of operations. In 2025 and beyond, we expect to see increased competition from the local tower companies, given the expected 5G tender which put pressure on our pricing ability and tenancy ratios. The price increases in our tenant contracts are indexed to inflation. High inflation rates may result in our customers renting less towers, which may impact tenancy ratio. Increasing commodity prices, especially for metals, and high inflation impacting personnel and other main costs may pressure our cost margins while new towers are being built. Our mobile telecom subsidiary in Belarus faces similar risks in its markets.

•

We are a part of a joint venture in electric and connected cars (namely Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş., “Togg”), for which our Company acts as the technology partner. Our participation in this joint venture brings us new risks, namely in relation to development, technology and the manufacturing process, as well as financial risks including the possibility of incurring net losses for an extended period of time, especially given the increasing competition in the electric vehicle market.

•

Our subsidiary Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”) is engaged in electricity trading and wholesale and retail sales, which exposes us to risks related to energy prices that are directly impacted by exchange rates and energy regulation, as well as other regulatory and market risks, including the risk of trading electricity on commercially non-viable terms for short periods. In addition, the owned capacity in renewable energy investments of Turkcell Enerji increased after the acquisition of Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş. (“Boyut Enerji”), which brought additional operational, financial, regulatory and other risks related to the power generation business. The profit margin in the energy business is currently lower than that of our telecommunications businesses and may not rise to the levels that we expect.

•

In order to partially hedge its electricity consumption, Turkcell has undertaken an investment program relating to renewable electricity production sources, mainly from solar power plants, for the 2023-2026 period that are aimed at allowing us to achieve specific renewable energy targets by generating electricity to offset our own consumption. See “Item 4. Information on the Company—B. Business Overview—II. Strategy” for further details. However, there are a number of risks relating to the process, including the potential inability to acquire the land which are intended to be used for solar panel installations, failure to obtain zoning for the land in the future, delay or failure to obtain official approvals for solar power plant installations, failure to complete the energy transmission line project within the planned time frames and delays due to third-party EPC (engineering, procurement and construction) firms. Due to limited available capacity nationwide, additional suitable land for solar power plant projects has yet to be identified. We may not be able achieve our renewable energy targets for 2026 and beyond. We are closely monitoring newly announced capacity allocations. We also may be exposed to liability for injuries and deaths resulting from any non-compliance with the occupational health and safety rules during the installation of solar power plants. Lastly, since the equipment to be used in the solar energy investments is mostly imported, there is a risk of increased costs or supply disruptions in the event of changes to international tariffs imposed by major economies, while our costs in Turkish Lira will be directly affected by changes in the currency exchange rates. Moreover, there is a risk that the current regulation allowing self-consumption offsetting of electricity produced by companies could be suspended, in which case our investments may not achieve their expected returns and fulfill their strategic objectives.

•

We established a venture capital investment fund (the “VCIF” or “Turkcell GSYF”) in March 2022 with a professional fund management company, in order to invest in ventures that we believe are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. As of the year end 2024, our Company has invested around TRY 420 million (not restated for IAS 29) through the VCIF for the current portfolio. Our Board of Directors has authorized us to invest up to TRY 500 million (not restated for IAS 29) in total. In connection with these investments, we may face risks of illiquidity or loss of capital along with other market risks, as well as operational risks relating to the businesses in which the VCIF invests.

Through these and other investments, we are exposed to markets, regulators, suppliers, competitors and consumers that are outside of our core telecommunication businesses, in areas in which we may have less expertise and experience. Such investments require significant management time and financial resources. Any failure of such investments may damage our reputation and hinder us from achieving our strategy.

In a number of these cases, our investments are made through joint ventures and partnerships, as well as through the funds in our VCIF structure, none of which we fully control, and which expose us to risks associated with the other participants in these ventures and partnerships. This includes in particular the risk of strategic disagreement with them and the risk of their financial default. Furthermore, as a minority participant in an investment, we might encounter difficulties in protecting our shareholder rights. We may also face risks in respect of the actions of the other parties in the investment or venture, for example violating anti-corruption laws such as the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and European Union regulations as well as applicable economic sanctions and embargoes and other risks. For further information relating to the corruption and sanctions laws to which we are subject, see “—If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.” below.

We also pursue alliances such as MVNOs, management service agreements, branding and know-how support services, digital services collaborations and marketing partnerships. However, we may choose to terminate these alliances if they fail to achieve anticipated returns or to align with our strategic objectives.

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

We are subject to extensive legislative and regulatory requirements in Türkiye and abroad. Compliance with these rules, both new and existing, has significantly impacted how we operate and will likely continue to do so. This includes areas such as pricing, service offerings, contract terms, customer data processes and the ability to terminate contracts. It also affects how we provide financing solutions, customer communication and contacts, verify subscriber identities, and implement network or infrastructure sharing initiatives, as well as our ability to obtain and maintain licenses. Moreover, the laws, regulations, and licenses governing our operations are subject to interpretation and enforcement by regulators, with which we do not always agree. Compliance with the measures can also be costly, while failure to comply, regardless of whether we agree that any failure has occurred, may result in penalties, criminal actions, reputational harm, or loss of licenses, all of which could adversely affect our business and financial condition.

Pricing is one of the areas in which we are subject to regulation. In the recent past, the ICTA and Ministry of Transport and Infrastructure regulations and actions relating to our voice, SMS, data and value added/digital services have negatively affected our pricing and our ability to design and launch campaigns and offers. For example, the ICTA sets price caps applicable to fees for national/international calls and SMS, activation/deactivation, name/title change, account takeover, mobile station international subscriber directory number (“MSISDN”) change, SIM card change, detailed bill information and directory assistance service. The ICTA updates the price caps twice a year in April and October. In addition, interconnection rates are still set by the ICTA, and further regulatory actions may adversely affect our Company’s wholesale revenues. Namely, the ICTA has determined and may in the future determine that we are an operator with significant market power and, as a result, the ICTA may impose certain constraints on us that may adversely affect our business and financial condition. In addition, the ICTA conducts investigations to examine if the obligations stipulated in Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, which may impact our current tariff and pricing structure. Should these investigations result in unfavorable outcomes, we may be required to implement changes to our tariffs and pricing structure, and may be required to reimburse subscribers, which could have an adverse effect on revenue. For more information, see “Item 4. Information on the Company—B. Business Overview— XIII. Regulation of the Turkish Telecommunications Industry” and Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. While we expect that the ICTA regulations will allow us to adjust our prices and rates for inflation on a timely basis, no assurance can be given that this will always be the case.

Expectations and standards with regard to privacy and data protection have been increasing both globally and in Türkiye. Strict privacy laws and regulations are being adopted and existing legislation is being more strictly interpreted and enforced by authorities, which requires companies to invest more diligence and effort towards ensuring compliance. Ensuring compliance with these various privacy legislations is a long-lasting commitment, which requires substantial costs, and it is possible that, despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. Changes in privacy legislation or in interpretation of the existing legislation could have an adverse effect on our business and data processing operations and/or subject us to significant civil and criminal penalties, business disruption or reputational harm. While we are primarily subject to Turkish Data Protection Legislation, the European General Data Protection Regulation and other foreign privacy legislation also have the potential to affect our business through some of our subsidiaries established in the EU and other countries, as well as some of our products and services provided to persons in the EU. Breach of such EU regulations may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million.

Furthermore, given that we process personal data, namely that of our customers and employees, we are subject to several data protection laws and regulations by the Turkish Personal Data Protection Authority, the ICTA and the Capital Markets Board. These regulations engender significant compliance obligations and consequently our Company must implement and maintain an effective compliance program. Should we fail to properly implement and comply with these data protection laws and regulations, we may face administrative fines and regulatory actions in amounts that can equal to up to 3% of yearly net sales. Changes to such data protection laws may impose more stringent requirements for compliance and may result in significant penalties for non-compliance. Additionally, some of our subsidiaries collect personal data from our digital service products users, such as BiP, fizy, lifebox and TV+, and the scope of this data collection has increased significantly following the implementation of artificial intelligence across our platforms aimed at providing personalized content to our customers. If we or those with whom we share personal data fail to comply with these laws and regulations, our reputation could be damaged, possibly resulting in a loss of future business. In addition, the cost and operational consequences relating to the response to breaches and the implementation of remediation measures could be significant.

We are subject to specific regulations on taxation and charges. Notably, we are liable for the Special Communication Tax (“SCT”), which has been set at 10% since January 2021. Additionally, transceiver and receiver unit surcharge payments have been set at 5% of monthly net sales since January 2018. Ongoing inflation and budget deficits may lead the government to introduce additional taxes. These may include adjustments to existing taxes, such as the SCT and value added tax (“VAT”), and could apply retroactively. For instance, the general VAT rate for telecom services increased from 18% to 20% in July 2023. Such taxes, and any changes to tax legislation, including potential effects from Pillar 2 (Global Minimum Tax), have adversely affected, and may continue to affect, consumer demand for products and services. This, in turn, could negatively impact our financial performance.

Furthermore, new tax measures came into force in 2024, notably Law No. 7524, titled “On Amendments to the Tax Code and Certain Other Laws” (“Law No. 7524”) which was published in the Official Gazette on August 2, 2024.

Law No. 7524 introduced significant amendments to the tax landscape, including the establishment of a domestic minimum corporate tax that imposes a 10% minimum threshold on corporate profits with the addition of non-deductible tax expenses before definite exemptions and deductions. Additionally, Law No. 7524 mandates a 15% global minimum tax for multinational enterprises with worldwide consolidated revenues exceeding €750 million in at least two of the four accounting periods preceding the accounting period in which the income is reported, potentially subjecting our group entities to increased tax burdens through a “top-up tax” if their effective tax rates fall below this threshold. Currently we do not expect a material impact from global minimum corporate tax law, but the Communique on how to implement the law has not yet been published by the Fiscal Authority. Furthermore, the Law No. 7524 amendments include other requirements, such as (i) mandating the transfer of VAT carried forward and refund rights in merger, transfer, and division transactions to the new company via tax inspection without being subject to the statute of limitations and (ii) imposing removal of VAT that cannot be deducted for five years from the deduction account and taking it into a special account, where it will be accepted as an expense. In addition to Law No. 7524, there have also been regulatory changes increasing the withholding rates for foreign exchange protected deposit accounts. However, since no communiqué has yet been published regarding the Law No. 7524, the full impact of its amendments remains uncertain. These changes may result in increased tax liabilities, potential penalties, and administrative costs associated with adapting to these regulations, all of which may impact our financial results.

We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and finance laws and regulations, of which the principal regulators include the BRSA, the CBRT and the Turkish Insurance and Private Pension Regulation and Supervision Authority (IPRSA). The BRSA may enact changes in regulations regarding consumer finance activities that impact our finance business. For example, legislative amendments implemented in 2018 restricting the total number of permitted installments for consumer loans over a certain threshold amount had an impact on consumer demand as well as our working capital requirements. The increase in the threshold for mobile phones from TRY 12,000 in January 2023 to TRY 20,000 in December 2024 has expanded the scope of consumer loans subject to these restrictions. For more information, see “—Risks Relating to Our Business—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.” These limitations have negatively affected the growth of smartphone sales and the frequency of renewals in the Turkish market. Moreover, unless the threshold amount, which determines the number of permitted installments, is updated in line with inflation, sales may further drop, as there would be fewer smartphone models available below the related threshold level due to inflation and rising exchange rates. Additionally, a new regulation was introduced by the CBRT in October 2023 which limits transaction size (per single transaction and monthly top limit) and usage conditions of mobile payments. This regulation has impacted Financell’s collection of loan repayments via customer telecommunication bills through our payment company Paycell, since Financell customers are no longer able to conveniently make loan repayments via their telco bill. The CBRT regulation has also limited transaction size (per single transaction and monthly top limit) and usage conditions of mobile payments for Paycell and transaction volumes and the ability to provide payment solutions to Pay Later (DCB) customers. These regulations have affected and may continue to affect the size of our business and revenues.

Further, since 2019, the Presidency of Türkiye has the authority to increase the Special Consumption Tax rate on mobile phones from 25% to 50%. An increase in this tax may negatively impact mobile phone sales in Türkiye. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on the financing of specific goods or services in the future.

Our ambition to acquire customers through digital platforms is heavily dependent on applicable regulations. As of March 1, 2022, the “Regulation on Verification of the Identity of the Applicant in the Electronic Communication Sector” came into force, requiring operators not to use biometric data when setting up subscription contracts with consumers. In order to avoid reverting to paper-based processes in face-to-face channels, we have continued to use the digital signature on tablets for subscription contracts. However, during our transition to an alternative process, we may face the risk of administrative fines. In our view, implementing a fully compliant customer acquisition process is too complex to be viable and is affecting our digital channel acquisition plans. The ICTA is conducting an investigation of our Company in order to examine our compliance with this regulation. If our defense is not accepted, we may be subject to administrative fines. See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report.

In addition to the risks noted above, differences in the level of regulation on our core telecom businesses and on competitors relying on different technologies may have the effect of distorting competition and placing us at a competitive disadvantage. For example, in the market for internet access services, new generation low earth orbit (LEO) satellite technology is being used to enable internet access globally. Even though these services are not presently authorized and remain subject to legislative approval in Türkiye, any change in the authorization regime that would enable the provision of internet services via LEO satellites may pose a competitive risk in the mid-term, as it could act as a substitute for the existing services we offer.

Our investments in companies outside of our core market in Türkiye may not provide the benefits that we expect and we may be unable to divest such investments successfully.

The Group has investments in emerging or developing markets, including Belarus and the Turkish Republic of Northern Cyprus. Legal systems, institutions, commercial practices and economies in those markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Were we to be affected by fraud or corruption, we could incur significant penalties under applicable anti-corruption legislation, including the FCPA, as well as reputational harm. The Group also retains potential liability with regard to its divested businesses in such countries. There can be no assurance that economic, political, social, regulatory and operational risks will evolve favorably in the future. These risks have affected and could adversely affect our reputation and results of operations.

We carry out business in Belarus through our 100% stake in BeST. See “Item 4. Information on the Company—B. Business Overview—IX. International and Domestic Subsidiaries—BeST.” After the controversial presidential election held in 2020, which caused protests and strikes, the U.S., the UK, Canada and the EU imposed a broad range of sanctions against Belarus and Belarusian entities, persons and certain sectors in Belarus. In 2022, 2023 and 2024, the EU, U.S., UK and certain other countries broadened this scope, imposing significant sanctions on Belarusian persons and entities, visa restrictions, import bans and wide-ranging export controls, stemming from both the presidential election and Belarus’s ongoing involvement in Russia’s invasion of Ukraine and targeting a wide range of industries and goods, with additional sanctions imposed by the EU and the UK in 2025. We may face risks of violations in cases where domestic regulations conflict with these sanctions’ restrictions.

The imposed sanctions and limitations affect the economic climate in Belarus, and also affect our access to, and the cost of, imported equipment and software, notably our base station and office software. These factors may lead to a decline in our operating performance, our ability to make investments and an impairment of the value of our assets there.

In particular, due to these sanctions and the limitations thereof, we face difficulties in making the investments required under the Investment Agreement between Turkcell and Belarus (See “Item 4 Information on the Company—B. Business Overview—IX. International and Domestic Subsidiaries—BeST”) due to both the lack of imported hardware and software (and vendor support) and the challenges with banking operations or international transactions resulting from the sanctions placed by the aforementioned countries on some Belarusian banks. We may also face difficulties in making the required USD 100 million installment payment pursuant to the Investment Agreement. If we fail to implement the investment project within the agreed timeline or do not comply with the required investment amount, we may face penalties or termination of the Investment Agreement. We may also be required to compensate Republic of Belarus for the benefits granted under the agreement, any of which could adversely affect our business and results of operations in the mid-to-long term. See Note 27 to our Consolidated Financial Statements included elsewhere in this annual report.

In Belarus, annual inflation in 2024 was 5.2% compared to 5.8% for 2023. The National Bank of the Republic of Belarus gradually decreased the refinancing rate from 12% to 9.5%, effective from June 2023. As of December 31, 2024, the local currency had devaluated by 9.3%, based on the National Bank of Republic of the Belarus, compared to the closing rate on December 31, 2023. Macroeconomic stability is fragile due to the country’s reliance on the Russian economy.

In the Turkish Republic of Northern Cyprus (the “Turkish Republic of Northern Cyprus” or “TRNC”), our subsidiary Kıbrıs Mobile Telekomünikasyon Limited (“Kıbrıs Telekom”) holds 247 MHz bandwidth on 700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz, 2600 MHz and 3600 MHz frequencies. Any failure by Kıbrıs Telekom to comply with the terms and conditions of its license agreements may result in regulatory penalties, which could adversely affect our business, financial condition, and results of operations. Additionally, the incumbent telecom operator, TRNC Telecommunications Office, may be restructured as a public-private partnership. If the restructuring were to be awarded to one of our main competitors, or if it includes the issuance of a third mobile license, this would adversely affect our growth and competitiveness in the region. Furthermore, due to its designation as an operator having significant market power in the mobile access and call origination markets, Kıbrıs Telekom is obliged to provide access and call origination services to MVNOs. Any of these factors may increase competition in the market and adversely affect our business and financial condition.

In the past, there have been political discussions regarding the reunification of Cyprus, which, if resumed, may bring growth opportunities for our subsidiary, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capital expenditure requirements and loss of revenues.

In addition, our money transfer business in Germany, Paycell Europe GmbH (“Paycell Europe”), operates through licensed partners who are subject to stringent regulatory requirements. Any failure by these partners to comply with applicable regulations may result in financial penalties, license suspension, operational restrictions, or reputational damage.

Our international subsidiaries and operations may not benefit us in the way we expect for the reasons cited above, as well as for other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles, all of which may be further impacted by war or other conflict. For some of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments, as was the case with our former Ukrainian subsidiaries, or we may be required to establish new legal entities or engage in new business lines due to our business needs or recently introduced regulations. In addition, if an asset in which we have invested does not provide the expected returns, we may choose to dispose of it at a price below its carrying or liquidation value. These factors could have an adverse effect on the implementation of our strategy, our financial condition and the demand for and the price of our shares.

In addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. Certain countries in which we engage in business through such roaming agreements are subject to sanctions. See for example “Item 4. Information on the Company B. Business Overview—III. Customer Segmentation and Services—Services—Wholesale International Roaming” for a more detailed description of certain of these roaming agreements. Further, in international markets in which monopoly or duopoly markets exist, such as Monaco, the United Arab Emirates, Lebanon and the Maldives, operators tend to increase their roaming prices despite the overall global trend of declining roaming prices, which could increase our roaming costs. Moreover, the terms on which we enter into roaming agreements may change over time, adversely affecting our ability to sustain or enter into such agreements on commercially viable terms.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which could increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we expect to continue to face increased funding needs, in particular to finance our technological expansion and investments in 5G, fiber, data centers and renewable energy. Increased funding needs and reduced liquidity may lead to an increase in our borrowing requirements and thus our borrowing costs. Our borrowings may expose us to foreign exchange rate risk, interest rate risk and possibly, to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

We expect to continue to experiencing moderate cash outflows related to capital expenditures for mobile and fiber investments, data centers and renewable energy investments, network investments in preparation for possible future earthquakes, and dividend payments. In addition, if we succeed in acquiring a 5G license when the application process takes place, we may need to make significant outflows for any required payments for 5G license authorization and network investments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments higher than the trend of our historic dividend pay-outs.

Our working capital requirements have increased in recent years, in particular after our Financell subsidiary began its operations. The BRSA’s existing regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus has reduced our related working capital requirement accordingly in recent years. However, working capital requirements could once again increase should the BRSA increase the maximum number of installments on mobile phone-related loans, which it has already done for refurbished phones, which could drive the demand up considerably. These cash outflows have in the past reduced, and may continue to reduce, our liquidity. No assurance can be given that other unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements.

Additionally, significant developments in the local borrowing market have restricted access by corporates to Turkish Lira loans. These changes resulted from decisions which were taken by the BRSA and the CBRT between May and November 2022, which raised interest rates and continue to impact our borrowing costs and overall interest expenses. Notwithstanding the repeal of the Turkish Lira loan restrictions in February 6, 2025, Turkish Lira borrowing costs remains significantly high due to the ongoing application of various regulations, including the growth ratio and required reserves to which banks are subject. In addition to local bank borrowings, we are actively utilizing capital market instruments to secure Turkish Lira borrowings from the market. The maturities of our Turkish Lira borrowings fluctuate due to market conditions, predominantly concentrated in maturities of less than one year. As of December 31, 2024, our outstanding debt securities issued in the capital markets totaling TRY 2.7 billion, comprised of TRY 1.9 billion in bonds and TRY 0.9 billion in sukuk. Our ability to issue securities is subject to obtaining the necessary approvals from regulatory authorities such as the Capital Markets Board of Türkiye (“CMB”) and/or the BRSA, and there can be no assurance that any such approvals will be obtained in the future.

As of December 31, 2024, our total borrowing (including lease liabilities,) was TRY 104,340.3 million, of which TRY 65,363.2 million consisted of fixed-rate financing obligations. The remainder of our borrowing portfolio pays interest at floating rates, the proportion of which has been increasing within the last year and exposes us to increased costs. In July 2024, we signed a EUR 93.9 million, 12-year semi-annual amortizing export finance facility in order to finance our procurement from a global vendor over the 2024-2027 period. Additionally, we signed a loan agreement with China Development Bank amounting RMB 123 billion to finance procurement from global vendors in September 2024. To further strengthen our liquidity, we issued a total of USD 1 billion in Eurobonds on January 24, 2025. This issuance comprised USD 500 million in conventional five-year bonds and USD 500 million in sustainable seven-year bonds, aimed at providing funding for the anticipated Eurobond redemption in 2025 as well as funding infrastructure, data center and renewable energy investments and 5G licensing requirements. This issuance has significantly increased our indebtedness. For more information on our debt portfolio, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In recent years, we have also borrowed to finance the business of Financell, our finance company and the working capital requirements of our subsidiaries in Ukraine, which were sold in 2024. We may continue borrowing to finance our infrastructure investments, our finance company (depending on how the market evolves), loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Türkiye as short-term TRY loans on an arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

Some of our borrowing agreements contain cross default clauses, which could trigger an event of default under such agreements if a group company defaults under its own borrowing agreements (if such default meets certain thresholds).

With respect to currency risk, we enter into derivative transactions and endeavor to keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2024, as a result of fair value changes in derivative instruments, net derivative assets of TRY 1,463.0 million are recognized in our Consolidated Financial Statements, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—I. Overview—a. Foreign Exchange Risk Management.” However, derivative transactions have costs which are increasing in the current environment and may not fully mitigate all of the risks faced by the group. Significant judgment is used by our management to determine the fair value of these instruments through the use of an internally-developed model, which includes significant assumptions related to the treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

Our business is subject to risks arising from natural disasters and catastrophic accidents.

Our main geographical focus is in Türkiye. A significant portion of Türkiye’s population and most of its economic resources are located in a first-degree earthquake risk zone. On February 6, 2023, two high-magnitude earthquakes, centered in Kahramanmaras (the “Southeastern Türkiye Earthquakes”), impacted 11 cities across Southeastern Türkiye and affected 14 million people, accounting for 16% of Türkiye’s population at the time. The earthquakes caused widespread devastation to property and infrastructure in the affected regions. At the time of the Southeastern Türkiye Earthquakes, we had around 6.5 million subscribers in the affected regions. During 2023 and 2024, Turkcell incurred restoration costs directly related to the damage caused by the disaster to our sites, as well as investments for recovery.

In addition, an investigation was initiated against our Company in connection with the Southeastern Türkiye Earthquakes concerning our communications infrastructure. Within the scope of the investigation, several violations were identified by the Supervisory Board regarding our alleged failure to take necessary measures to ensure uninterrupted communication during disasters and emergencies. If our defenses are not accepted, there is a risk of administrative fines being imposed on our company.

Any further earthquakes in the future may result in significant damages to our IT and NT systems, as well as our data centers, on which our business depends. In particular, any earthquake affecting Istanbul, where a high number of our sites and key management personnel are located, may result in significant damage to our sites and disruption to our services. The continuity of our network and service ability during catastrophic natural disasters largely depends on external resources such as electricity outages, fuel logistics, and transportation infrastructure that are beyond our control. Long-term power outages pose a risk to the continuity of services. Batteries and generators, which back up electricity outages, can provide network continuity only for a limited time. Additionally, the lack of fuel or fuel logistic problems in affected areas might impact the energy production of generators, which could eventually affect our operations or cause a suspension of services. In the event of a disaster, due to disruptions in transportation infrastructure and traffic congestion, our network teams may arrive late at our sites, which could postpone service recovery. Furthermore, rooftop sites, which are generally built on top of residential buildings, might be impacted due to the heavy damage and destruction caused by natural disasters. These factors also put at risk the inventory that we hold which, if damaged, could adversely affect business continuity and our results of operations. Although we have insurance policies with relevant coverage, such policies may only cover a limited portion of the operational expenses and capital expenditure requirements for recovery, as was evidenced in 2023. Furthermore, in the event of a major earthquake, the potential destruction would cause both a major disturbance to the network topology and a shift of population to new living areas, which in turn could necessitate a reevaluation of network investments, leading to potentially significant increased investment requirements.

Additionally, since telecommunication services are perceived as a critical service during catastrophic events, suspension of services may lead to reputational risk. The 2023 Southeastern Türkiye Earthquakes, or another future earthquake or natural disaster, have had and may in the future have other economic consequences, including a reduction in overall demand by consumers and businesses in Türkiye. This may continue to adversely affect our sales and increase costs, negatively impacting our operating results and financial condition. In particular, an earthquake in the Marmara region, where our headquarters are located, might create a management gap, impact sustainability of services, and restrain the implementation of crisis management plans.

Moreover, a massive natural disaster may also disrupt the fragile economic conditions in Türkiye, further widening budget deficits. We might face state of emergency measures which can directly impact our business. In light of the increased cost of recovery and reconstructions in the affected regions and the impact on the population, the authorities might apply one-time taxes or permanent tax increases or donation programs, or impose required forgiveness measures for consumer debts, that affect our Company, as we experienced in 2023. See “Item 5. Operating and Financial Review and Prospects—II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates” and “Item 5. Operating and Financial Review and Prospects—III. The Southeastern Türkiye Earthquakes.” Overall, we cannot fully assess the potential financial and operational risks of any such events in the future, any of which could materially adversely affect our results of operations and financial condition.

Environmental risks and climate change could significantly impact our businesses.

Risks induced by climate change, including temperature conditions, increases in energy consumption and/or energy prices, can directly affect Turkcell’s business operations. In particular, extreme weather events precipitated by long-term climate change, such as heat waves, floods or forest fires, have the potential to directly damage network facilities, disrupt our ability to build, maintain and repair portions of our network, disrupt suppliers’ ability to provide the products and services we require to provide reliable network coverage or cause us to incur significant expenditures to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to and mitigate the effects of climate change. Any such disruption or preventive or remedial response could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results.

In addition, adapting sustainable solutions and technological changes in the ICT sector requires profound R&D studies and expenditures. Importing these know-hows may be costly, especially due to the increasing demand for R&D studies, may create legal or patent issues, or may present obstacles in terms of accessing the most updated technology. On the other hand, continuous improvement of operational processes (such as monitoring energy consumption) or the development of new products (such as more efficient network and terminal devices) may increase investment costs.

Turkcell has taken, and continues to take, measures against extreme weather events and natural disaster risks caused by climate change. Studies are being made in light of the expected increases in average temperatures in the long term in order to guide our investment strategy aimed at mitigating such risks. For example, rising average temperatures or heat waves could result in energy price increases or energy shortages, which could impact our operations and increase our energy costs, in particular due to the need to maintain temperature stability at our data centers, or to relocate such data centers to colder climates. Turkcell is also making substantial investments in solar energy and solar power plants as part of its greenhouse gas (“GHG”) emission reduction goals, which were validated by the Science-Based Initiative. With 2020 as the base year, Turkcell has committed to reduce its Scope 1 and Scope 2 GHG emissions by 50.47% by 2030 and its Scope 3 GHG emissions by 25% over the same period. In line with its three-year sustainability strategy, Turkcell is targeting the installation of solar power plants with a total capacity of 300 MW by the end of 2026. Failure to achieve these targets by the end of 2026 may damage our reputation. In addition, lower energy costs are expected following the completion of the 300 MW capacity, therefore a delay in realizing these targets could adversely impact our expected cost advantage. In addition, see —Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition. Furthermore, Turkcell invested in mobile base stations and rooftops with solar panels in order to provide service in places where electricity is not available or where there is a need for additional capacity, as well as to serve Turkcell’s proposed energy solution goals. Turkcell plans to continue such investments, though there can be no guarantee such investments will provide sufficient power for Turkcell’s operations at a reasonable cost, or that we will be able to achieve our emissions reductions goals in the timeframe we have announced.

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

In addition, the Company may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. For instance, the Turkish Sustainability Reporting Standards (TSRS) entered into force on January 1, 2024, with the decision of the Public Oversight Authority in Türkiye. These standards are based on IFRS S1 and IFRS S2 developed by the International Financial Reporting Standards Foundation and issued by the International Sustainability Standards Board. In line with this decision, the Company published an integrated annual report on sustainability matters in March 2025. The Company’s disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives. In addition, in response to such new regulatory, or other, initiatives, we may choose, or be required, to modify or adopt additional strategies, policies, or procedures related to ESG matters or prepare more expansive ESG reporting, which could cause us to expend significant capital and human resources and could divert management’s attention. Non-compliance with any applicable ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase. Simultaneously, some stakeholders may pursue actions, such as litigation or policy initiatives, to reduce companies’ efforts on certain ESG-related matters, which may require us to incur additional costs or otherwise adversely impact our business.

Although the Company is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO2 emission reduction targets), its reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected. In particular, the company has recently issued a sustainable bond in January 2025, in accordance with the commitments outlined in the Turkcell’s Sustainable Framework. While the terms of the Sustainable Bond do not impose legally binding obligations regarding the use of proceeds, and a failure to adhere to the framework would not constitute an event of default, such a scenario could still give rise to regulatory and reputational risks. Regulatory actions or investor claims could be pursued under U.S. securities laws, or similar fraud and misrepresentation theories in other jurisdictions, alleging that investors were misled regarding the intended use of proceeds. Furthermore, even in the absence of formal liability, public concerns over non-compliance with sustainability commitments could impact investor confidence, reduce demand for future bond issuances, and lead to reputational harm or may result in administrative fines by the Capital Markets Board of Türkiye.

Information technology and network technology services are key to our business and are susceptible to physical and cybersecurity threats.

Our ability to conduct our business depends on the availability and security of our information technology (“IT”) and network technology (“NT”) systems and services. As part of our ongoing strategic vision to be a technology leader in Türkiye, more equipment and systems have been connected to our IT systems. We also rely on digital technology, including information systems, to process financial and operational information. Maintaining the security of the personal and financial data, intellectual property, and other confidential and sensitive data of our customers, employees and suppliers, including the security of services in the cloud, is essential to our business.

We could experience IT and NT failures and outages due to physical incidents and threats, such as system deficiencies, human error, natural disasters such as earthquakes and floods, energy blackouts, fire, power losses, pandemic measures, facility access issues, unsuccessful migration to alternative or improved IT and NT systems, or other factors, including but not limited to unintentional third-party interruptions or theft and vandalism.

In addition, high-profile businesses and telecommunications companies worldwide face a continued increase in cybersecurity threats. Cyberattacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation-states, nation state-supported actors, and others. Successful cyberattacks could prevent the effective provision, operation and commercialization of our services, in addition to affecting their use by customers. Further, the use of artificial intelligence and machine learning by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our suppliers, vendors and other service providers.

Our networks and systems are constantly exposed to a variety of different cyber threats and we have experienced an increased number of sabotage incidents, as well as attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. Mobile networks that have been migrated to internet protocol technology to transport information, as well as cloud services provided by third parties, may be harmed by potential attacks. Threats to our mobile network can originate from external sources, such as the public internet, or internal sources, such as terminals connected to our mobile network. If successful, an attack on our mobile network, computer systems or other network infrastructure could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

Through our Cyber Defense Center practices, we have observed many privilege theft and escalation attempts. Also, many phishing and malware activities were detected, including those which targeted technology companies and aimed at taking control over our clients and servers. So far, none of these attacks have had material consequences for our Company, however this may change in the future. A successful hack could disrupt our network and our ability to provide services. It could also result in unauthorized access to, misuse, loss, or destruction of our data or systems as well as theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. DDoS mitigation capability is important to maintaining our market reputation, however the development and maintenance of systems to prevent cyberattacks is costly and requires ongoing monitoring and updating. The changing cybersecurity landscape and regulatory framework could require our Company to devote significant resources to prevent, detect and mitigate the impact of cybersecurity breaches. Furthermore, as a result of the introduction of new technologies such as AI, the Company could be subject to threats that are increasingly difficult to detect and prevent. The development of new attack vectors as well as changes in existing ones, could further expose us to cybersecurity vulnerabilities.

A compromise of our security systems or those of our business associates, including joint venture partners or our third party service providers, that results in the information we hold being accessed by unauthorized persons, or abusive schemes or fraud attacks in connection with our digital FinTech services, could adversely affect our reputation with our customers and other stakeholders, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a breach could require that we expend significant additional resources related to the security of information systems and could disrupt our operations. Our data and systems are currently particularly vulnerable to cyber-attacks due to the fact that a significant proportion of our employees work remotely. Remote work without virtual private network (“VPN”) makes it difficult to monitor cyber security threats and take necessary actions. Although we implement and update patches on an ongoing basis, it is difficult to instantly monitor computers of the employees when not connected with VPN. If successful, an attack on our infrastructure could have a material adverse effect on our operations, damage our reputation and affect our relationships with our customers

Disruption of supply chains, international trade restrictions and our dependency on a small number of suppliers and on a single distributor may have an adverse effect on our business and financial condition.

We purchase our telecommunications network equipment from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems, SIM cards, handsets and distribution. Since January 1, 2025 we have begun working with only one exclusive distributor in Türkiye for smartphones and tablets, which creates a concentration risk. Any financial difficulty or failure of any of our suppliers and/or our distributor in terms of timing and quality may adversely affect our business and financial condition.

Such suppliers and distributors may fail to provide equipment or services on a timely basis, as a result of a recurrence of the global chip shortage crisis, which is affecting multiple sectors (including technology) through delivery delays and price increases, or disruptions in the global supply chain. The adoption of new protectionist measures in certain areas of the world, including the imposition of tariffs by major economies, trade restrictions related to international transport, and global crises or other geopolitical events, such as the war between Ukraine and Russia, armed conflict and political instability in the Middle East, among others, may have a negative impact on the supply chain for technological devices and equipment. If such failures occur, we may be unable to provide products and services as and when requested by our customers, be required to increase our prices, or we may be unable to continue to maintain or upgrade our networks. In addition, national security concerns may also limit our ability to utilize certain suppliers, resulting in additional costs. For example, certain EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese suppliers, which is one of the suppliers used by the Company for its existing network infrastructure and equipment. During 2024, the U.S. government also imposed export restrictions against Huawei, supplementing those imposed in 2019, effecting several export license applications that allowed them to sell semiconductors in the United States. We cannot predict whether additional restrictions targeting Huawei or other Chinese technology suppliers, including restrictions that would prevent us from acquiring supplies from Huawei or other Chinese technology suppliers in the future, will be adopted or predict the impact that such restrictions may have on our operations or on our strategy for 5G. In addition, to the extent that changes in the political environment due to the imposition of protectionist or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected.

As a result of the cost and time lag that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business and financial condition.

Our competitive position could also be adversely affected if our suppliers fall behind in technological development compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation, inflation and raw materials shortage crisis—both in Türkiye and internationally— we would need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. Any of these factors could have a material adverse effect on our business and financial condition.

We have become active in providing products and services for industries other than telecommunications, and for new telecommunications services and products. Our reliance on contributions from third-party providers for the development and maintenance of these solutions may adversely affect our business.

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications (such as TV, music, energy, mobile financial and payment services and insurance services), corporate services (such as managed services, data center services and community services), as well as for newly developed telecommunications services and products, such as eSIM subscription services, authentication solutions and connected cars. We rely on third -party providers, by choice or due to regulations, to help us effectively manage and address risks related to security, and regulations for many of our products and services, including, but not limited to, those in industries beyond telecommunications. Changes in industry practice or in technology may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition. Relying on a single provider may pose a risk to our financial position by limiting our pricing flexibility and weakening our negotiating power. Further, failure by our third-party providers to provide their services on the timeframe or according to the quality standards we expect may impact our own reputation and our ability to carry out our strategic objectives.

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

We have strong commercial ties to several Chinese vendors from which we have in the past purchased network equipment, and currently have a significant installed base of equipment from such vendors, including in the context of the development of our 5G network infrastructure and cloud and IT infrastructure. We also have access to financing from the CDB which facilitates the purchase of Chinese equipment. Should any one of these Chinese entities become subject to U.S. sanctions, or should we or any entity in our supply chain be compelled to terminate a relationship with a vendor as a result of the direct or indirect reexport restrictions implications resulting from an entity being added to the Entity List prohibitions of the U.S. Commerce Department’s Bureau of Industry and Security (BIS), which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers. Additionally, if we are compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result of the ongoing tensions between their countries and the U.S., this may lead to an increase in our costs. Such developments could also negatively impact our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position. One Russian vendor for our subsidiary in the Turkish Republic of Northern Cyprus has been included on the U.S. sanctions list, and we continue to take steps to terminate that relationship and otherwise mitigate the risk of secondary sanctions being imposed on our subsidiary or ourselves. At this point, however, no assurance can be given that the Russian vendor will continue to cooperate in replacing its products with a new vendor’s products nor what the U.S. authorities may do in the transition period during which our subsidiary must continue some form of relationship with the Russian vendor. For further details regarding potential sanctions, see “—We hold interests in several companies outside of Türkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks of doing business in such countries. These investments may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks and we may be unable to divest such investments successfully.”

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Türkiye, including the Competition Board, the ICTA, the Ministry of Commerce, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with some of these authorities, as discussed below. We are also from time to time involved in disputes with private parties, including suppliers, distributors and other business partners. We set aside provisions on an as-needed basis with regard to our ongoing disputes in line with applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover any actual losses under these matters, or that new disputes will not arise under which we would face additional liabilities and reputational risk.

We and our subsidiaries face a risk of tax audits and claims in many different areas of our business that are subject to taxation, such as corporate tax, value added taxes, special communication tax and others. Such audits and claims have led to significant tax assessments and penalties in the past and may again do so in the future. On October 1, 2024, limited investigation into Corporate Tax and Value Added Tax for the years 2022 and 2023 was initiated for Turkcell. In addition, changes in tax laws and non-tax regulations, may lead to increases in our tax burden and may, as a result, materially adversely affect our financial condition and results of operations. Disputes related to taxation have been particularly significant and major penalties have resulted.

Under our licenses (2G and 3G) and Authorization Certificate (4.5G) as part of our license, we pay a monthly treasury share equal to 15% of our gross revenue subject to some exemptions. We are currently subject to ongoing audits in relation to the periods through 2024 and the Ministry of Treasury and Finance (the “Turkish Treasury”) may change its views based on its interpretations of treasury share calculations. Therefore, if these interpretations differ from the Company’s calculations, unanticipated treasury share liabilities and fines may be levied. Investigations were conducted in 2022, 2023 and first three quarters of 2024 without assessment, however we cannot rule out the possibility that disputes will arise in respect of subsequent periods.

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

We also face litigation risks with third parties, including our competitors, which may result in regulatory investigations. For example, we are currently in a dispute with NetGSM, the MVNO that uses our network which has resulted in a conciliation process with the ICTA. Turkcell entered into an MVNO agreement with NetGSM on November 5, 2020. On August 2, 2024, Turkcell issued a notice to terminate NetGSM’s MVNO services and ceased providing access services on November 5, 2024, except for the SUIM Cards already active in Turkcell’s network prior to such date. To minimize the disruption and allow a grace period, Turkcell intends to maintain connectivity for active NetGSM SIM Cards for the following months based on fees determined by the ICTA. During the discussions, ICTA issued a decision requiring Turkcell to continue providing services to NetGSM until the resolution of the conciliation process. ICTA subsequently issued another decision setting the mobile data access fees for 2024 and 2025 that would be applicable to payments resulting from the conciliation process, and later required Turkcell to continue providing services to NetGSM for both existing and new subscribers. Turkcell has filed three lawsuits seeking the annulment of these decisions. The legal and investigation process is ongoing and ICTA may impose further regulatory obligations and may impose administrative fines within the scope of the ongoing investigation.

For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—I. Legal Proceedings” and Note 37 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Our latest annual review as of December 31, 2024, similar to the prior annual review, revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness.” Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our consolidated financial results and/or operational performance could be adversely affected if we are unable to retain our key personnel and employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified and highly skilled telecommunications and technology personnel in Türkiye and elsewhere is intense, in particular in the areas of software development, cyber security and techfin. Additionally, the global trend toward remote working practices has increased the flexibility of changing jobs. In particular, the market for qualified technical roles is not only highly competitive, but also suffers from the scarcity of personnel, which impacts our ability to replace our personnel with qualified and capable successors. Moreover, the current macroeconomic conditions in Türkiye, in particular, the depreciation and inflation in the Turkish Lira, have impacted and may continue to impact our ability to retain our employees.

The loss of the service or loyalty of key personnel, due to any of the aforementioned conditions, or any influx of such personnel to our competitors, could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if such persons were to join a competitor.

Risks Relating to Our American Depositary Shares

We have two major shareholders whose interests may not be aligned with those of other shareholders and may expose us to sanctions risk.

In October 2020, Türkiye Varlık Fonu (“TWF”), the wealth fund of the Republic of Türkiye, acquired control of 26.2% of the outstanding shares of our Company. This stake is held through its wholly owned company, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş  (“TVF BTIH”), now our largest shareholder. The current Chairman of TWF is the President of the Republic of Türkiye.

TWF is an important investor in the Turkish economy and holds important stakes in numerous other major Turkish companies, including companies with which we have business relationships. This includes several major banks and financial services companies, including Borsa Istanbul A.Ş. (“Borsa Istanbul” or “BIST”), the operator of the Istanbul Stock Exchange, Turksat, and certain energy and infrastructure operators.

In 2022, TWF acquired an additional 55% stake in our main competitor Türk Telekom, in addition to 6.68% they held in the past, and the Turkish Treasury has a golden share in that company. Türk Telekom is our main competitor in the Turkish fixed line business and is one of our two main competitors in the mobile business. We can give no assurance regarding the positions that TWF will take as a controlling shareholder of Türk Telekom and of our Company, and that it will not in some instances favor Türk Telekom or decisions which are impacted by its positioning across the Turkish economy.

Following the amendment of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares was created with special rights. TVF BTIH is the sole holder of Group A shares, which grant the holder the right to appoint a total of five of the nine members of our Board of Directors, including its Chairman. Under the Board’s current quorum rules, the affirmative vote of at least five members is required for a decision to be taken. In the event that the Group A shares cease to be held by a single shareholder, all privileges in voting and nomination for the election of the Board of Directors members granted under the Articles of Association to the Group A shares shall automatically terminate.

The Turkish law establishing TWF exempts it from a number of laws, notably certain capital markets and competition laws, which may negatively affect minority shareholders’ rights. For example, mandatory takeover rules will not apply to TWF’s group and TWF group companies are not bound by a commercial law, which requires compensation of minority shareholders if the controlling shareholder pursues detrimental policies.

Our other main shareholder is IMTIS Holdings which is part of the LetterOne group, holding a 19.8% share in Turkcell. Two of the indirect beneficiaries of IMTIS Holdings and LetterOne have recently been added to the lists of persons subject to US, EU and UK sanctions on Russia arising from the situation in Ukraine. While IMTIS Holdings has assured us that it believes that it is not controlled by these persons and that it is thus not itself subject to such sanctions, and while the shareholder rights of three persons in IMTIS Holdings have been reported to be suspended, no assurance can be given that US, EU and/or UK authorities will not take a contrary position or that the scope of the US, EU, UK or other sanctions will not evolve in a way that would subject IMTIS Holdings to sanctions. Furthermore, no assurance can be given that the relevant beneficiaries of IMTIS Holdings or IMTIS Holdings itself or other LetterOne group entities directly or indirectly controlling IMTIS Holdings will not be added to the US, EU, UK, or other sanctions lists. If IMTIS Holdings or other LetterOne group entities directly or indirectly controlling IMTIS Holdings were to be subject to sanctions, we could be deemed to be in violation of such sanctions as a result of our interactions with it in its capacity as a shareholder of our Company, including the payment of dividends to IMTIS Holdings and we too could therefore become subject to sanctions. See “—If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.”

In addition, we have been subject to shareholder activism campaigns in the past. We believe that such actions may harm our reputation and that responding to them could be costly. Perceived uncertainties as to our future direction as a result of such shareholder activism may lead to the perception of a change in the direction of the business or other instability. This may make it more difficult to attract and retain qualified personnel and business partners and may adversely affect our relationships with vendors, customers and other third parties. The possibility of our major shareholders changing their position in Turkcell could negatively affect the Company.

The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

The market price of our American Depositary Shares (“ADSs”) may be highly volatile and could be subject to wide fluctuations, in particular due to the fact that trading in the ADSs take place in different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and Turkish Lira on the Borsa Istanbul), and mostly at different times (resulting from different time zones, different trading days and different public holidays in the United States and Türkiye), resulting in different trading prices of these securities differing on the two markets. Securities markets worldwide experience significant price and volume fluctuations. Market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs, regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our stock or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses. In addition, share sales by major shareholders, and the perception that significant sales could occur, may have an adverse impact on the price of our shares and ADRs.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell İletişim Hizmetleri Anonim Şirketi is a joint stock company organized and existing under the laws of the Republic of Türkiye, was formed in 1993 and commenced operations in 1994. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa İstanbul and our ADSs on NYSE. In October 2020, TVF BTIH, a subsidiary of TWF, the wealth fund of the Republic of Türkiye, acquired control of 26.2% of the outstanding shares of our company, making it our largest shareholder. 19.8% of our shares are controlled by our second largest shareholder IMTIS Holdings S.á r.l. (“IMTIS Holdings”), an entity in which Letterone Investment Holdings S.A. has an indirect economic interest.

Turkcell has a total frequency bandwidth of 234.4 MHz, which corresponds to 43% of the total spectrum available to mobile operators in Türkiye. These large spectrum assets, including the wide frequency bands on 1800 MHz and 2600 MHz, along with strong network deployment, have enabled us to provide the fastest 4.5G speeds through carrier aggregation techniques and availability of advanced user devices supporting new features. Turkcell supports up to 1.6 Gbps speeds on its network, allowing customers to get a better network experience and to access mobile services at speeds comparable to fiber broadband.

Our Company is obliged to pay a monthly treasury share to ICTA, amounting to 15% of our gross revenue. Of this amount, 90% is considered as the treasury share, while remaining 10% is allocated to the universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue towards the ICTA’s expenses and 5% of net revenue to the ICTA as a frequency fee (TRx).

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

We have a strong track record of profitable operations with total revenues of TRY 166.7 billion, Adjusted EBITDA of TRY 69.8 billion and net income of TRY 23.5 billion for the year ended 2024 (excluding non-controlling interests). We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 54.8 billion for the year 2024. For a description of our capital expenditures and divestitures, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.” For information on principal projects recently developed, in progress and anticipated, see “—B. Business Overview” and for our methods of financing “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources.”

At year-end 2024 we had 45.2 million subscribers for the Group compared to 44.6 million in 2023 (on a comparable scope basis, excluding the subscribers of the Ukraine subsidiaries sold in 2024 referenced below) . In addition to our operations in Türkiye, we have international operations in Belarus and Turkish Republic of Northern Cyprus. For more information, see “—B. Business Overview—IX. International and Domestic Subsidiaries.” On December 29, 2023, we signed a share transfer agreement with NJJ Capital for the sale of our Ukrainian subsidiaries lifecell LLC (“lifecell”), UkrTower LLC (“UkrTower”) and Global LLC. On September 9, 2024, the Company announced that the transfer of shares, along with all rights and liabilities of lifecell, LLC Global, and UkrTower had been completed.

We are the only company listed on both the NYSE and the Borsa Istanbul, and had a market capitalization of TRY 204.2 billion as of December 31, 2024. Turkcell has also been included on the Borsa Istanbul Sustainability Index since 2014, and is part of Borsa Istanbul Sustainability 25 Index, consisting of companies with high performance on corporate sustainability.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of our principal office is Turkcell İletişim Hizmetleri A.Ş., Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnonu Caddesi No:20 Küçüklyalı Ofispark, Maltepe, İstanbul, Türkiye. Our telephone number is +90 (212) 313 10 00. Our internet address is https://www.turkcell.com.tr. Our authorized agent in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark DE 19711. The contents of our website and other websites referred to herein are not part of this Annual Report.

4.B Business Overview

Since 1993, Turkcell has played a central role in the development of the telecom industry in Türkiye, first as a traditional mobile operator, then as a converged telecom operator and a digital service provider, and most recently as a technology and telecommunications company. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the mobile market leader in Türkiye on the back of our service quality, value proposition and strong distribution network. In line with this strategic vision we provide a wide range of cutting-edge digital services over our leading network, on top of offering high-end mobile and fixed voice and data services. We are a technology company maintaining our strong position in the market due to our customer-oriented approach as well as our ability to quickly provide diverse solutions to meet our customers’ communication and digital needs throughout the day. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of mobile and fixed broadband communications, digital services, digital business services and techfin services.

We operate under a GSM (2G) license granted in April 1998, which was renewed on March 31, 2023 for a further six years until April 30, 2029, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in October 2015. Our 20-year 3G license provides the widest frequency band and has similar provisions to the 2G license agreement. In the 4.5G (IMT) auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Türkiye. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 43% of the total spectrum available to mobile operators in Türkiye, with a wide network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and TV services. We have our own fiber network of 65.0 thousand km that is currently capable of offering up to 10 Gbps.

Through our ongoing investment in LTE Advanced infrastructure, we became the first operator in Türkiye to support NarrowBand-Internet of Things (“NB-IoT”), which is required for new generation innovative applications on LTE Advanced networks. Use of this technology is now available on request across our whole LTE footprint and enables machines to communicate faster and more effectively. Furthermore, through our Cat-M network support which enables fleet management, asset tracking and smart metering, and which is presently supported by few operators in the world, we are able to provide higher data transfer throughput and have more mobility for machine-to-machine communications.

Turkcell’s broad spectrum and robust 4.5G infrastructure are poised to support a smooth transition to 5G, should we be granted a license by the Ministry of Transport and Infrastructure following the tender process expected later this year. The existing spectrum and network equipment will facilitate 5G speeds through a dual approach: initially using 4.5G and 5G frequency bands in NSA mode, followed by the eventual conversion of 4.5G frequencies bands to 5G, utilizing our modern 4.5G infrastructure. With this approach, we aim to boost maximum 5G speeds, creating a competitive edge in the market.

We had 45.2 million subscribers for the Group, including Türkiye, Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2024. In Türkiye, we had 43.1 million total subscribers (38.3 million mobile, 3.2 million fixed and 1.5 million IPTV subscribers) as of the same date.

In accordance with our strategy, we report our telecom and digital services related activities in Türkiye and outside of Türkiye under the Turkcell Türkiye and Turkcell International segments, respectively. We report our financial services businesses under our Techfin segment.

•

Turkcell Türkiye comprises mobile, fixed telecom and digital services related businesses in Türkiye. Our Turkish telecommunications business represents the largest share of our business, accounting for 86.3% of our revenues and 95.2% of our Adjusted EBITDA in the year ended December 31, 2024.

•

Turkcell International comprises our telecom and digital services related businesses outside of Türkiye. Turkcell International accounted for 2.4% of our revenues in the year ended December 31, 2024. We have telecommunications operations in selected international markets that we believe are complementary to our operations in Türkiye. These geographies include Belarus (which accounted for 1.3% of our revenues in the year ended December 31, 2024) and the Turkish Republic of Northern Cyprus (which accounted for 1.0% of our revenues in the year ended December 31, 2024). On December 29, 2023, a share transfer agreement was signed for the transfer to NJJ Capital of all the shares, along with all rights and liabilities, of lifecell, Global Bilgi LLC, and UkrTower. Consequently, since December 31, 2023, our Ukraine operations have been classified as “discontinued operations,” contributing to group financials at the net income level. On September 9, 2024, the share sale of these Ukrainian subsidiaries was completed with DVL Telecom, a company within the NJJ Holding group.

•

Techfin comprises all our financial services businesses inside and outside of Türkiye. Techfin accounted for 5.2% of our revenues in the year ended December 31, 2024, and is mainly derived from Financell (which accounted for 2.7% of our revenues in the year ended December 31, 2024), Paycell (which accounted for 2.4% of our revenues in the year ended December 31, 2024) and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”).

•

Other segment mainly comprises our call center, energy businesses and retail channel operations, smart device management and consumer electronics sales through digital channels of Turkcell Satış, and intersegment eliminations. This segment accounted for 6.2% (excluding intersegment eliminations of 8.1%) of our revenues in the year ended December 31, 2024, of which 1.9% is attributable to intersegment eliminations.

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

Since Turkcell started its operations in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and to 5G, providing new capabilities and extensive improvements in customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more toward data, along with simultaneous voice and data capabilities. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment. Turkcell currently offers services over 2G, 3G and 4.5G technologies. 5G is yet to be commercially available nationwide in Türkiye. Based on certain statements from Türkiye’s Ministry of Transport and Infrastructure, the 5G services launch is expected to take place in 2026, following a license tender anticipated later in 2025. We are preparing to ensure that our network architecture and topology are aligned with the needs of a future 5G network. A localized commercial launch of 5G services took place in Istanbul Airport in July 2022 together with other mobile operators. Currently, we are upgrading our LTE base stations to support 5G service in our existing frequencies. Additionally, as 5G sites require much higher backhaul transport capacities, we aim to bring more fiber connections to our sites, which will be instrumental when 5G base stations are deployed in those site locations in the future.

Türkiye has a wide range of fixed broadband services including fiber, cable, FWA, and xDSL (ADSL or VDSL services). xDSL services are the most commonly used fixed broadband services in Türkiye where Türk Telekomunikasyon A.Ş. (“Türk Telekom” and together with its mobile segment Türk Telekom Mobil (“TT Mobil”) and TTNET, the “Türk Telekom Group”) is the incumbent operator in these services. xDSL services are provided over copper lines with limited data transmission capacity. There are also alternative internet service providers delivering xDSL services (including Turkcell) using Türk Telekom’s infrastructure. The fixed broadband market has been shifting from xDSL services to fiber infrastructure, given the higher speed and capacity demanded by customers. Fiber technology has a higher capacity, providing high speed connections with speeds ranging from 10 Mbps to 10 Gbps. However, compared to other Organization for Economic Cooperation and Development (“OECD”) countries, Türkiye lags in fiber penetration which requires high capital expenditure and construction. Our Company has branched out into the development of fixed line networks, including fiber-optics connections directly to the home, creating a FTTH network. In order to fill the gap in the areas where fiber services cannot be provided, feasibly deployed, or that require higher speed internet services than provided by xDSL service, an alternative FWA solution is also offered by the Company. This solution, branded as Superbox, has become a success for broadband access in areas where fiber penetration is limited or not available at all.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market holds growth potential, supported by favorable demographics – such as a relatively young, tech-savvy population combined with an earlier age of first mobile line ownership and lower penetration levels compared to Western Europe and other developed markets, as well as growth opportunities in IoT business and rising data usage, with an anticipated launch of 5G in 2026.

According to a TurkStat announcement, as of December 31, 2024, the estimated median age of the Turkish population was 34, lower than elsewhere in Western Europe, with the majority of the total population of 85.7 million people living in urban areas.

There are currently two other major operators in the telecommunications sector in Türkiye apart from Turkcell: Türk Telekom and Vodafone Telekomunikasyon A.Ş. (“Vodafone”).

Vodafone Türkiye is a privately held company, through which Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund.

Acquired in March 31, 2022, 60% of the shares of Türk Telekom is held by our largest shareholder, TWF (for which they also hold an additional 1.68% of shares in its free float). The Republic of Türkiye’s Ministry of Treasury and Finance owns a 25% stake and the remaining 15% of Türk Telekom shares are publicly traded.

II. Strategy

Turkcell has played a central role in the development of the telecom industry in Türkiye since 1994, starting its life as a mobile operator. Later on, in line with our convergence strategy, we began to offer fixed telecom services, becoming an integrated operator. As a next step, by developing our digital product and service competencies, Turkcell adopted a digital operator vision. Today, we are positioned as a technology and communications company, concentrating more on newly developing technological areas and increasing our investments, with the aim of being a leader of technology in Türkiye.

In line with this aim of technology leadership, our roadmap for 2025 is centered on robust infrastructure and superior technology for the future. We are prioritizing investments for a future-ready resilient network incorporating advanced technologies for an expected 5G tender with extensive fiber connectivity. In light of the strong growth of data and cloud services, we also continue to develop next generation data centers. In order to produce the resulting growing energy requirements, we remain committed to renewable energy investments. With an increasing focus on 5G, fiber, data center and energy investments, we aim to establish a robust infrastructure that ensures not only the leadership of today but also readiness for the future.

As the second pillar of our strategy, we are dedicated to delivering value through superior technologies to transform the lives of both individuals and corporates. Leveraging our investments in data centers, we aim to drive growth in the cloud business through strategic partnerships. Additionally, our focus remains on achieving a comprehensive digital transformation across all areas to enhance operational efficiency, customer experience and service innovation. We are integrating data analytics and AI into our processes to enhance operational excellence. Furthermore, as a pioneer of value-delivering, sustainable technologies in the industry, we are actively exploring transformative technologies such as 6G, satellite systems and quantum technologies with industry leaders.

At the Group level, telecommunication remains our core business. We aim to maintain our leadership in mobile services and make essential preparations for a 5G tender process, which the Turkish Ministry of Transport and Communications has indicated will occur in 2025. Additionally, we aim to continue the roll-out of our fiber network in order to increase our residential access and support 5G infrastructure.

In addition, we continue to achieve growth beyond telecommunication services in order to transform the lives of our customers. Turkcell began its digital transformation with the vision of becoming a provider of a complete range of digital experiences for its customers through its B2C services. Our unique portfolio of digital services such as TV, music, data storage and digital communication are made available to our customers through our market-leading telecommunication capabilities, which sets us apart from global OTT players. We aim to continue to focus on increasing the active usage of these services, particularly on a stand-alone revenue generation basis. We constantly review and optimize our product portfolio, focusing on and highlighting the leading products.

We also focus on digital B2B services as part of our growth beyond the telecommunication business. Turkcell Digital Business Services, our technology service provider company, continues to provide tailor-made, end-to-end ICT solutions, which include connectivity, data center and cloud solutions, security services, system integration and managed services, new generation technologies and business applications. Turkcell Digital Business Services serve enterprise customers, small and medium-sized enterprises (“SMEs”) and central and local authorities by leveraging our ability to combine telecom and IT services with the aim of adding value in their digital transformation. We particularly target sectors such as health, manufacturing, retail, central and local authorities, logistics, finance and energy. According to International Data Corporation (“IDC”), Turkcell Digital Business Services has been the market leader based on revenues in the IT services market in Türkiye since 2020 and we are dedicated to sustaining our leadership position. Among our B2B services, data center and cloud operations are one of our key focus areas. As Türkiye’s largest data center operator, we aim to position the country as a prominent data center hub while ensuring that data is securely stored within national borders. As of December 31, 2024, Turkcell had seven data centers, four of which were new generation grade. In July 2024 Turkcell announced the establishment of a new company, TDC Veri Hizmetleri A.Ş. (“TDC”) to further enhance its data center business. Furthermore, we plan to focus on “things for people” as a leading technology company, seeking growth opportunities in fields such as digital health, wearables and smart home systems. Additionally, we continue to deliver digital financial services, or “techfin services.” Through digital financial services, we strive to provide our customers with a complete portfolio of digital solutions to meet their financial needs and address the ongoing demand in digitalization of the payments ecosystem.

We aim to improve our competencies for an outstanding technology infrastructure. We were one of the first players in our sector to invest in large-scale R&D, and we are now one of the leading Turkish companies in terms of investment into, and results arising from, R&D. We plan to continue to support innovative projects within the company to maintain our leadership. . In parallel, we aim to leverage our strong capabilities in areas such as cyber security and artificial intelligence to enhance both our product and service offerings for customers, as well as internal operations. Internally, we use artificial intelligence to optimize processes such as customer support and experience, operational planning, predictive analytics, network technical support, robotic process automation (RPA) and intelligent automation. We also focus on upcoming technologies with high transformative potential such as quantum technologies; in order to maintain our leading position in development and adoption of new advancements.

With the aim of maximizing shareholder value, we will continue to pursue our efficiency orientation and enhance capital management.

One of the most important components of our value maximization strategy is energy management, since we anticipate that energy will be one of our leading cost items in the short- to medium term. By further investing in renewable energy, we aim to partially balance our group energy costs and increase energy efficiency. We plan for the installation of solar power plants with a capacity of 300 MW and a self-consumption model until 2026 year end.

For the effective management of our capital, we adopted an approach of portfolio optimization, in which we systematically review our wide range of products and services to keep the product range dynamic and to ensure continuous simplification and focus. We strive to maintain continuous efficiency by strategically allocating our resources to the most effective areas, supported by ongoing evaluation and optimization from both strategic and financial perspectives. We also have a corporate venture capital fund dedicated to investing in start-ups. Finally, we continuously evaluate macroeconomic conditions and explore opportunities within some of our subsidiaries to unlock their value. Identifying and seizing the right opportunities will remain a key focus area for us.

Our core principle across all our business activities and sectors is to maintain a people-centric approach. We are committed to providing a unique experience for both our customers and our employees. To better understand our customers, we leverage our analytical capabilities and embrace digitalization to enhance their overall experience. Our focus is on providing an effortless, personalized, and consistent experience that ensures security, value, and customer satisfaction. When it comes to employee satisfaction, we are committed to supporting their physical, social, financial, and psychological well-being. Additionally, we aim to strengthen our corporate culture, enhance talent management, and implement a strategic workforce management project to drive long-term success.

Finally, sustainability is one of the important components of our strategic plan. Especially following the Southeastern Türkiye Earthquakes, we have placed greater emphasis on business continuity and sustainability, while also working to further enhance our disaster management capabilities..

III. Customer Segmentation and Services

a. Customer Segmentation

In Türkiye, as of December 31, 2024, we had a total of 43.1 million subscribers including 38.3 million mobile subscribers, 3.2 million fixed broadband subscribers and 1.5 million IPTV subscribers.

Turkcell Türkiye divides its customers into three main categories: consumers, corporate and wholesale. Within each category, Turkcell further divides its customers into specific segments and sub-segments.

The aims of the segmentation are to:

•	attract new customers;
•	increase the loyalty of existing Turkcell customers;
•	respond to the changing needs of customers with the support of digital services;
•	ensure brand loyalty;
•	create a seamless series of positive brand experiences across all customer interaction points; and
•	maximize our value proposition by making the right offers to the right customers using analytical competencies.

As part of our focus on customers and our strategic vision to provide digital services, we take actions designed to increase our customer base and customer loyalty, in line with the targeted segments’ lifestyles, needs, priorities, and expectations. Turkcell Türkiye’s three main customer categories are described below.

Consumer Category

Our consumer category includes mobile and fixed broadband customers, including sole proprietorship subscribers. Within the consumer category, we manage our mobile subscribers either under the mass segment or under one of our three large sub-segments, youth, women and premium. In addition, we apply a micro segmented approach, meaning that each customer is matched with offers that best suit their needs and expectations. In line with our goal of being a digital service provider and enlarging our customer base, we provide numerous offers and campaigns, as well as our digital services such as BiP, fizy, TV+ and lifebox in accordance with market dynamics and customer demand.

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

b. Services

We are one of the most valuable brands in Türkiye, which we attribute to our focus on superior technology, a wide subscriber base and being recognized as a leading brand. We provide high-quality mobile and fixed voice, data, TV and digital services to our subscribers throughout Türkiye over our advanced network, and have developed to become what we believe to be the premier mobile service provider in Türkiye by differentiating ourselves from our competitors through our analytical capabilities and strong customer insights. Our mobile subscribers can choose between our postpaid and prepaid services.

As of December 31, 2024, we had 9.2 million prepaid and 29.1 million postpaid subscribers, compared to 10.8 million prepaid and 27.2 million postpaid subscribers as of December 31, 2023. Currently, the majority of postpaid subscribers sign a subscription contract for 12 months and receive monthly bills for services.

We provide a range of fixed services in Türkiye including, broadband, voice and IPTV to consumers and a wider range of services to our corporate customers from cloud services to traffic carrying. We provide these services through a combination of our own fiber infrastructure, sharing agreements and leased copper ADSL lines. As such, we offer fixed broadband services through the cable infrastructure of Turksat, the government-owned provider of cable and wireless broadcasting, high-speed internet and direct-to-home broadcasting services in Türkiye. In addition to offering cable, fiber, and DSL services through the infrastructure of other ISPs, we have recently started offering fiber services through the infrastructure of Türk Telekom. As of 2024, we categorize our fixed broadband subscribers as “Turkcell Fiber” and “Resell Fixed Broadband.”As of December 31, 2024, we had 3.2 million fixed broadband customers, including 2.5 million Turkcell Fiber customers, served through our own infrastructure and 779 thousand Resell Fixed Broadband customers (738 thousand ADSL, 35 thousand cable, and 5.3 thousand fiber). This compares to 3.1 million fixed broadband customers as of December 31, 2023, including 2.3 million Turkcell Fiber customers served through our own infrastructure, 804 thousand Resell Fixed Broadband customers (761 thousand ADSL, 38 thousand cable, and 4.4 thousand fiber customers).

In addition to conventional telecommunication services (mobile and fixed broadband services), we also provide a range of digital services related to communication, music streaming, entertainment to individuals, cybersecurity, data center, cloud to enterprises as well as techfin services.

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

Our capability to offer 4.5G in all of 81 cities in Türkiye has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage. As of December 31, 2024, the number of subscribers who have signed up for 4.5G on our network was 37.1 million. This represents 97% 4.5G subscriber penetration of our mobile subscribers in Türkiye.

Smartphones, which combine the features of a mobile phone with those of other digital mobile devices (e.g., personal digital assistants, media players, GPS navigation, digital cameras, etc.) and have an operating system (e.g., iOS, Android, etc.) that allows access to the internet and runs a variety of third-party and proprietary software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 91% by the end of 2024, slightly up from a 90% penetration during the same period in 2023. With the increasing demand for data, average mobile data usage reached 18.2 GB per month in 2024, as compared to 17.0 GB per month in 2023, while average mobile data usage of 4.5G users reached 19.2 GB per month in 2024, as compared to 18.2 GB per month in 2023. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2024	2023	2022
Number of smartphones on our network (millions)	28.8	28.7	27.9
4.5G compatible smartphone share in total smartphones	95%	94%	93%
Penetration(1)	91%	90%	87%
(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

Distributors, dealers, Financell (our finance company), and Turkcell offer joint campaigns to subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we are selling handsets ourselves as a principal. A variety of devices are offered through these campaigns, such as smartphones, LTE-enabled modems and tablets and some complementary products, including accessories, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand and some local handset manufacturers. We believe this contributes to increased smartphone penetration and data usage, further building customer loyalty by offering a technologically advanced product at a competitive plan.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet tariffs to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber infrastructure. We rely on the incumbent’s network to provide fixed broadband and other services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering through our unique brand and our competitive customer service. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service, however, we have alternative solutions that also work with xDSL services, like TV+ Pro. While Turkcell Superonline has made significant progress in the fixed broadband business, we believe there remains further opportunity for growth in Türkiye’s fixed internet penetration. With the acceleration of digital transformations, the demand for faster connections has become mandatory in fixed broadband services. Recognizing this need, we have been focusing on increasing the penetration of ultra-fast broadband speeds, particularly in offering 1,000 Mbps services. Over the past two years, we have concentrated our efforts in expanding the reach and adoption of 1,000 Mbps services, ensuring that our customers benefit from the latest in fiber connectivity. By providing these speeds, we not only meet the growing needs of our users but also differentiate ourselves from the competition, supporting ARPU levels and further decreasing churn rates. The ratio of new customers subscribing to these packages increased from 3% in 2023 to 10% in 2024.

In addition to the internet, voice and TV bundles, our residential broadband customers are offered fixed broadband and fiber device bundled campaigns, where specific models of new technology devices are offered to customers with 12- or 24-month internet service contracts.

We also serve our customers with our FWA service “Superbox,” which offers wireless high-speed internet access for customers and is primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Türkiye. The required equipment is included in the subscription plan and uses the LTE Advanced network as a backhaul to provide internet connectivity in customers’ premises. Globally, FWA services have an expanded addressable market with the rollout of 5G technology, further enhancing accessibility. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

(iii) Digital Services and Solutions

Over the course of the past years, Turkcell has developed its own digital services and solutions. Turkcell has a large portfolio of mobile applications which can be downloaded from app markets and are available on iOS, Android and HarmonyOS platforms. These applications are available for any user regardless of their choice of mobile operator. All of these apps are created and/or sustained by our in-house mobile application development team.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. Having established stand-alone companies for some of these services, we have taken a step towards their wider competitive positioning, allowing the brands to conduct their activities in a faster manner and with a greater focus with their own organizational structures. These companies include the ones for BiP, lifebox, TV+, fizy services and Lifecell Dijital Servisler ve Çözümler A.Ş. (“Lifecell Dijital Servisler”, including gaming and digital advertising services).

In 2024, we had 4.8 million standalone paid users which mainly included subscriptions for IPTV, OTT TV, fizy, lifebox and Game+. The performance of our digital services portfolio is monitored internally through key performance indicators (“KPIs”) that are relevant to each individual service.

In the year ended December 31, 2024, revenues from digital services increased by 13.4% to TRY 7.992 million, from TRY 7.050 million in the year ended December 31, 2023. This increase was primarily the result of a 22.0% increase in our digital telecommunications services, which increased from TRY 2.334 million in the year ended December 31, 2023 to TRY 2.848 million in the year ended December 31, 2024. The remainder of the increase was the result of a 9.1% increase in digital OTT revenues, which was TRY 5.144 million in the year ended December 31, 2024 from TRY 4.716 million in the year ended December 31, 2023.

- BiP is a free communication and life platform that had more than 120 million downloads in 192 countries worldwide as of December 31, 2024, which is available in app stores for mobile and desktop along with access through web browsers. BiP aims to meet all communication needs of its users with fast and secure instant messaging, HD voice and video calls. Users can enjoy outstanding messaging features such as dissapearing messages, instant automated translation for more than 100 languages and money transfer. Alongside these core communication features, BiP differentiates itself with leading features such as Discover services (Infotainment, brand collaboration and internal communication etc.) which is suitable for daily life and corporate communication, the Channels section where users can either reach out to BiP audience or follow chanells based on their interests, the Status section where users can share daily content for 24 hours and the “Emergency” feature which enables calling an emergency line with a single button, sending notifications to multiple pre-selected contacts with location during an emergency situation. Aiming to provide its users with the best and highest quality experience, BiP made technical improvements in 2024 to enhance its performance and user experience, including revamping its voice infrastructure, simplifying the app and adding many new features to its core communication functions and Discover services.

- TV+ is a multi-screen TV platform launched in 2014, providing over 150 channels for subscribers to enjoy an enhanced television experience. Distinguished by features such as live stream pause and rewind, cloud recording, and the ability to switch between four screens, TV+ supports Ultra HD 4K content and is accessible on various platforms including Apple TV, Android TV, TV+ Pro and Smart TV applications. TV+ Ready is the first to introduce a bundled Android TV offer in the Turkish market, allowing users access to additional apps through the Google Play store. In addition to TV+’s ease of use; the platform strengthens its archive in sports, TV series, movies, children’s content and documentaries to increase the loyalty of its users. According to Information and Communications Technology sector report, TV+ has 18.3% market share in IPTV market, being in the fourth position, based on number of customers.

- fizy is a digital music service offering more than 78 million songs, podcasts, videos, live concerts and radio channels with high quality sound for a monthly subscription fee with “premium,” “student,” “family” and “duo” options that also include data available for this service. Premium users can stream ad-free, have the flexibility to listen to songs offline and experience a higher sound quality. The application uses enhanced-AI technology for increased personalization.

- lifebox, Turkcell’s personal cloud service, provides worldwide users with a secure space for photos, documents, contacts, and videos, along with auto-sync and easy sharing features. Users receive 5GB of free storage upon downloading, and the service includes AI-driven features like PhotoPick for Instagram. Launched in 2020, “lifebox transfer” facilitates fast, free file sharing, and in 2021, “lifebox business” was introduced as a cloud solution for enterprises, ensuring data protection compliance and enhancing remote work efficiency without requiring storage infrastructure investments.

- Iste Suit provides users with a one-stop service with e-mail (SuitMail, formerly known as YaaniMail), file management (Lifebox Business), office applications (Suit Docs, Suit Sheets, Suit Slides) and video conferencing (Suit Conference, formerly known as BiPMeet) solutions for corporate companies developed by Turkcell engineers. Since 2023, we have offered Suit Mail, Suit Drive, Suit Conference and Suit Office services, under the unified product Iste Suit, accessible through a single portal and management panel.

- GAME+ is the cloud gaming platform through which we started to offering a brand-new experience in 2021 over Turkish servers as part of its cooperation with the world’s most popular cloud gaming platform NVIDIA GEFORCE NOW. Cloud gaming technology, which is increasingly popular in the gaming sector, eliminates the need for powerful hardware. Thanks to GAME+, users no longer require expensive hardware or larger disk space.

Digital Identity Management Services

Mobile Signature, introduced in 2007 as the world’s first mobile signature solution, employs public key infrastructure (“PKI”) on SIM cards. This innovative technology enables mobile subscribers to legally sign electronic documents and transactions in a manner equivalent to a wet-ink signature. As of 2024, Mobile Signature has reached 87 thousand subscribers, allowing users to securely verify their identity and conveniently conduct transactions in the digital realm.

One-Time Password (OTP) is used by service providers as a secondary factor for authentication of transactions. The service allows providers to send a single-use password via SMS to their end users to ensure transaction security. It is commonly used for online banking and login transactions.

(iv) Digital Business Services

Turkcell Digital Business Services acts as a driver of digital transformation for thousands of companies in Türkiye. By integrating Turkcell’s telecommunication expertise with its role as a “Digital Transformation Business Partner,” we deliver comprehensive end-to-end solutions that address the evolving needs of both private and public enterprise customers. Furthermore, we implement projects with high value propositions while helping our clients increase their profits by lowering operating costs and/or generating higher revenue.

Our strategy is rooted in leveraging connectivity services, system integration, and managed services, datacenter and cloud solutions, and next-generation technologies such as business applications, IoT, AI, and big data analytics.

This portfolio, combined with our core telecommunication capabilities, allows us to lead in critical dimensions in ICT. According to IDC reports, we are the leading ICT solutions provider in Türkiye in terms of revenues, and our focus remains on reinforcing this leadership by delivering tailored, high-value digital solutions that enable businesses to streamline operations, enhance customer satisfaction, and maintain a competitive edge in a rapidly evolving digital landscape.

In the year ended December 31, 2024, our Digital Business Services revenues were TRY 13,947.1 million, as compared to TRY 14,592.8 million in the year ended December 31, 2023. Due to macroeconomic challenges, our hardware revenues decreased to TRY 3,582 million in the year ended December 31, 2024 from TRY 5,471 million in the year ended December 31, 2023. This decrease was partially offset by an increase in our services revenues, which increased by 14% to TRY 10,365 million in the year ended December 31, 2024 from TRY 9,122 million in the year ended December 31, 2023.

Fixed telco & Cyber Security Services

We serve the Turkish market with our 65 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell’s value proposition of connectivity infrastructure has three main components: fixed data services, fixed voice & unified communications services and cyber-security services.

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

Managed Security Services are provided to corporate customers for their cyber-security needs and includes DDoS protection, managed firewall services, endpoint security (XDR-MDR) services, new generation security services such as penetration and vulnerability services, threat intelligence services, managed security operation center and security orchestration automation response service.

At the beginning of 2021, Turkcell started offering cloud-based security services, which enabling flexible capacity offerings with different security products and vendors. With this initiative Turkcell’s cloud-based security service portfolio gained quick installation capabilities. Turkcell is currently offering several main security vendors’ products on its own cloud infrastructure and plans to add new vendors to its security portfolio.

Turkcell manages a “Security Operation Center” named “Cyber Defense Center – CDC”, which allows enterprise customers to take a holistic security approach by enabling them to collect security logs and correlate items to proactively detect security incidents. Turkcell also manages a Security Orchestration, Automation and Response (SOAR) service. With this service, customers’ security incidents can be immediately notified to customers via e-mail, automatically assigned to analysts and response actions taken in other network tools.

As of December 31, 2024, Turkcell managed over 6,600 cyber security services in total for around 3,400 customers. Furthermore, through its proactive approach, Turkcell has developed its own threat intelligence platform named “Turkcell Bozok.”

Data Center & Cloud Services

Turkcell offers a wide range of data center solutions to its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual servers and virtual data centers), backup, disaster recovery, Kubernetes as a service, finance cloud and security services. As of the end of 2024, Turkcell managed over 24,000 virtual servers and protected more than 35 Petabyte of data for its corporate customers. Given the demand in the market, we aim to make further investments in data centers over the next few years.

All seven of our data centers, four of which are new generation and three are traditional, are certified with International Standard for Organization (“ISO”) 9001, ISO 27001, ISO 27017, ISO 20000, ISO 22301, ISO 10002 and ISO 50001. In addition to these certifications, our new generation data centers hold Tier III certificates (Design, Facility and Operations) from Uptime Institute, LEED Gold and PCI-DSS.

As of December 31, 2024, our four new generation data centers in Türkiye had a total white space area capacity of 31,550 sqm., where IT equipment is placed, and a total IT capacity of 54 MW, of which 41,4 MW is active.

•	Kocaeli Gebze Data Center, opened in 2016, has 10,000 sqm white space area and 17 MW IT energy capacity on an area of 33,000 sqm.
•	İzmir Data Center, opened in 2018, has 2,350 sqm white space area and 3.4 MW IT energy capacity on an area of 14,500 sqm.

•	Ankara Temelli Data Center, opened in 2019, has 12,000 sqm white space area and 20.9 MW IT energy capacity on an area of 46,200 sqm.
•	Tekirdağ Europe Data Center, opened in 2021, has 7,200 sqm white space area, and 12.5 MW IT energy capacity on an area of 37,272 sqm.

As Türkiye’s largest data center operator, we aim to “keep Türkiye’s data in Türkiye” to ensure the security and privacy of personal and sensitive data. In this context, Türkiye’s regulatory framework, which requires the localization of data generated by critical sectors and infrastructures, contributes to the development of our business and revenues by increasing the demand for our data centers. Of the three legacy data centers, one was phased out in December 2024 as we will be offering our customers higher performance and more efficient infrastructure in our new-generation data centers equipped with seismic isolators.

Turkcell offers cloud services from six of its data centers with high availability and reliability standards. Beyond data center hosting, we offer comprehensive cloud solutions through our unified platform, “www.turkcellbulut.com,” enabling users to access the latest technologies for business continuity without incurring significant capital costs. Users can use the latest technologies providing business continuity over Turkcell Cloud without undertaking investment costs. For government institutions, our Government Cloud service provides enhanced security measures to protect sensitive data. Turkcell Cloud is also Türkiye’s first cloud platform to achieve ISO/IEC27017 certification for cloud computing information security. Additionally, Turkcell also offers Multi-Cloud services, providing access to global providers like Microsoft Azure, Amazon Web Services (“AWS”) and Huawei Cloud. As one of the pioneers in Türkiye’s data center market, Turkcell benefits from a competitive edge due to early investment and strategic positioning.

Our Data Center revenues increased by 56% to from TRY 979 million in the year ended December 31, 2023 to TRY 1,528 million in the year ended December 31, 2024. In the year ended December 31, 2024, our cloud services revenues increased to TRY 1,155 million from TRY 857 million in the year ended December 31, 2023.

System Integration and Managed Services—End to End Solutions

We provide end-to-end solutions for customers as part of their digital transformation process by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs. To date, we have implemented around 4,800 projects with a Total Contract Value (TCV) of TRY 15 billion (not restated for IAS 29) as of December 31, 2024. With our project management team, we implement system integration projects, IT outsourcing projects, network, security and system management services, application management, end-user services, data center services, digital transformation, IoT, mobile applications, mobile user support and many other solutions and services in accordance with the business processes of our customers.

New Generation Technologies and Business Applications

a.	Digital Business Applications

Business Applications ensure corporate customers a competitive advantage by providing non-core industrial solutions. The product portfolio is mainly based on cloud-based SaaS productivity and digital transformation products. Through our global productivity and collaboration offerings, we cover the mail, storage and conferencing needs of corporate customers. Additionally, digital invoicing and digital learning solutions, along with next generation products, are available to streamline customer processes and provide operational efficiency through new revenue streams, better customer reach and experience. We focus on process automation, remote order and e-commerce solutions as these have become crucial since the COVID-19 pandemic.

With the rise of the enterprise applications market, as well as improvements in mobile internet, cloud services and mobile devices, corporations have been undergoing a strategically important process of digital and mobile transformation. Turkcell continues to be a strategic business partner to companies in all industries for transformation projects that aim to render all processes manageable via mobile devices anytime and anywhere.

b.	Internet of Things Products & Solution Management

Turkcell has been serving the Machine-to-Machine (“M2M”) and IoT business since 2009. Its principal markets in Türkiye include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. As of December 31, 2024, the number of M2M subscribers increased to 5 million, up from 4.5 million as of December 31, 2023.

Turkcell strives to continue its pioneering M2M business with the release of services on upcoming new technologies such as IoT, NarrowBand-Internet of Things (“NB-IoT”) and Long Term Evolution for Machines (“LTE-M”) which is a type of low-power wide-area network radio communication technology standard developed by 3GPP for M2M and Internet of Things applications. In addition to these technologies, eSIM and its customer-based solutions are available for Turkcell customers.

In 2023, Turkcell launched connected car tariffs, providing solutions to vehicle manufacturers for their data, SMS, voice and e-call needs.

We also design Industry 4.0 and energy solutions that increase the productivity of enterprises in the field of intelligent production and integrated digital energy management. We provide solutions to manage smart factories that are redesigned for operational efficiency and lower energy consumption. These smart services include workforce tracking, social distance management, environmental conditions monitoring, forklift security, machine production management and panic buttons for production facilities to help them to increase occupational safety and efficiency.

c.	Big Data Analytics Services and Solutions

Turkcell provides big data analytics services to companies to help them understand industry dynamics and the intensity of competition. These services also enable companies to obtain information on their customer base by providing demographic, behavioral and competitor analysis to help them support their marketing strategy through data. We create new insights and propositions by leveraging artificial intelligence, machine learning and data analytics capabilities. Our data analytics practices are designed to be carried out strictly with the explicit consent of individuals, in order to ensure compliance with data protection regulations and respect user privacy. We have two main service offerings in the Big Data domain: “Insights as a Service” and “Analytics as a Service.”

Insights as a Service (Business Insights) is designed to create an end to end solution for B2B customer market research needs. Turkcell provides a comprehensive market research or performance report to several sectors on brands’ and competitors’ customer profiles, branch visits, density metrics, and purchasing behavior, always prioritizing customer consent and data protection regulations. This serves as an innovative and data-based alternative to traditional market research. Also, base station signals are used for location analytics and mobility index projects to create data-based decision-making processes for transportation and public sectors, or help companies boost their outdoor marketing activities by enabling them to find the best locations that match their brand.

Analytics as a Service (Business Analytics) offers unique solutions designed to enhance customer offerings by analyzing behavioral data from Turkcell users who have expressly consented to data collection. These services assist customers in refining their analytics models, which include sales forecasting, customer segmentation, credit risk scoring, fraud detection and digital customer scoring.

d.	Industry Specific Solutions

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

In the health industry, as a system integrator who provides and operates all relevant technology services and solutions, we hold a leading position in the public-private partnership (“PPP”) City Hospitals market in terms of both the number of beds and the number of hospitals, based on our estimates using publicly available information from the Ministry of Health. Eight city hospitals (Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir, Tekirdag and Gaziantep) are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, are managed by Turkcell. As of year-end 2024, total bed capacity of the eight Public Private Partnership (“PPP”) hospitals was over 10 thousand, strengthening our position as a market leader.

In addition to PPP City Hospitals projects, we also execute additional system integration projects, such as a vaccine tracking system, an electronic emergency case system for ambulances and a health provision system for the Turkish Parliament.

With our experienced consultants, we follow industry-specific digital transformation trends and provide end-to-end solutions by using new emerging technologies such as IoT, big data, AI and machine learning. In the manufacturing industry, we have implemented Industry 4.0 projects which enable companies to harness the power of data in order to streamline their operations, reduce maintenance costs and ensure quality in the manufacturing process. Several Industry 4.0 projects were implemented in pharmaceutical, heavy industries, oil and gas and automotive supplier industries in 2024. In addition, we offer technological solutions for our customers’ sustainability issues. Finance and retail companies require energy monitoring and management systems that provide sustainable solutions. We applied special IoT solutions for these sectors and enabled at least 20% efficiency improvement in their energy use. We have also recently focused on private LTE/5G networks to enable our customers to communicate within their companies with greater accessibility, reducing non-productive time. For one of our large petrochemical clients, we provided a completely private LTE network communication infrastructure for IoT solutions and communication needs. By analyzing dynamic and real-time data through our big data services, we are able to support our customers’ strategic decision-making processes, thus contributing to their profitability and efficiency. Throughout their digital transformation journeys, we meet the needs of organizations from end-to-end, ranging from team and document management to digitalization of financial processes and staff trainings.

For one of our clients in the finance sector, we are currently developing big data infrastructure for the organization’s mobile and web-based trading application enabling simultaneous real-time and historical data analyses. Another project in the public sector focuses on the creation of an open data platform by the execution of analytical models using sensor, mobility and local governance data in order to provide customized public services. We have completed the first phase of development and the second phase is currently underway.

We also provide various solutions for cities’ fundamental needs, which are mostly positioned on a single Turkcell Smart City Ecosystem including Smart Transportation, Energy, Living and Environment. We support digital transformation of public transport, especially for taxis and buses and develop projects using GSM-based data to contribute to urban mobility plans in cities. We help central authorities to provide technologies for nationwide projects regarding industrywide problems, such as the “Fire Detection Project” designed for the Ministry of Forests in which image processing and AI technologies are used to enable early warning of forest fires.

We also provide various solutions for the retail industry in order to meet customer requirements by adding essential technologies such as machine learning and computer vision technologies. Some use cases are customer segmentation, customer activity at sales point, customer demographic analysis and visitor monitoring.

e.	Partner Ecosystem and Vendors

We work with around 245 partners in our ecosystem. We have consolidated our partners into three different categories:

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

In 2024, we continued the “Partner Program,” which was launched in 2020, where we have created an incremental value of partnership for 32 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services.

We also continued the “Partner 360 Program,” which was launched in 2021, to enhance and further grow our partner ecosystem with new partners to focus on emerging technology opportunities. Our program also aims to provide additional synergies to generate mutual benefits and revenues to our existing ecosystem.

With our global technological partnerships, we are deepening and adding new partners to the IT projects we implement for our customers by combining our ever-increasing competencies and extensive sales force. We aim to provide fast and effective solutions with the hardware and software catalog that we created specifically for the IT needs of our SME customers.

See “Item 3. Key Information—D. Risk Factors” for a discussion of the regulatory changes affecting our digital services for consumers and corporates.

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, our finance company, Financell, our insurance agency, Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), and our insurance company, Turkcell Dijital Sigorta. In 2024, total techfin services revenues increased by 30.9% year-on-year to TRY 8,633.8 million.

The main objective of Paycell is to provide consumers with easy access to financial services by offering fast, convenient and secure payment solutions through the combination of digital technologies and financial services categories to lead the transition into a cashless society. Paycell was established to provide techfin services, including mobile wallet, direct carrier billing (Pay Later), utility payments, POS solutions, prepaid cards (physical and virtual), money transfers, Payment Link and QR code payments. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to consumers while facilitating further revenue generation for merchants through payment and CRM solutions.

Our finance company, Financell, provides digital financing solutions to meet the product and service needs of its individual and corporate customers in various sectors by harnessing the agile power of the mobile industry. Financell also provides shopping loans, automobile loans via merchant partnerships and recently started providing solar panel loans via project firms.

Operating in the insurance sector as part of Turkcell’s digital financial services strategy, Turkcell Dijital Sigorta provides comprehensive device protection insurance products with a high level of customer satisfaction, leveraging Turkcell’s full capital and technology.

Turkcell Sigorta acts as an intermediary for corporate insurance solutions for Turkcell and its group companies and also operates as an intermediary of Turkcell Dijital Sigorta for individual insurance products.

(vi) Wholesale

(i) International Roaming

Our international roaming strategy has always been to achieve vast international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries worldwide through our roaming agreements. As of December 31, 2024, we believe we have further enhanced our position as a leading mobile operator of international roaming services in Türkiye by expanding our partnerships in 210 destinations worldwide, pursuant to commercial roaming agreements with 816 operators.

On January 20, 2015, we launched LTE roaming services for our subscribers in numerous locations around the world. As of December 31, 2024, our subscribers have experienced LTE roaming services with 347 operators in 147 destinations. We have also been providing LTE roaming services for visitors since April 1, 2016. As of December 31, 2024, subscribers of 447 operators from 135 different locations have experienced LTE roaming services on the Turkcell network. We also provide international GPRS, MMS and 3G services. We also provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Türkiye. As of December 31, 2024, our subscribers can send international SMS to various destinations covered by our three SMS hub vendors. On June 29, 2021, we launched Non-Standalone (NSA) 5G roaming services for our subscribers in various locations around the world. As of December 31, 2024, our subscribers experienced NSA 5G roaming services with 143 operators in 68 destinations. On May 5, 2022, we launched the first Voice over LTE (“VoLTE”) outbound service in Türkiye.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totalled less than TRY 43 million (not restated for IAS 29) in 2024 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 14 million (not restated for IAS 29). In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please See “—XII. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”).”

(ii) Wholesale Voice

Turkcell and Turkcell Superonline together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2024, Turkcell Superonline had interconnection agreements with over 90 national and international carriers. Turkcell has interconnection agreements with Türk Telekom, Vodafone, TT Mobil and other fixed telephony service operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2024, Turkcell had interconnection agreements with over 60 fixed line and mobile operators and carriers.

As of December 31, 2024, Turkcell had agreements with six Directory Service Providers.

A full MVNO agreement was signed between Turkcell and NetGSM, a local telecommunications company, on November 5, 2020. On August 2, 2024, Turkcell issued a notice to terminate NetGSM’s MVNO services and ceased providing access services on November 5, 2024, except for the SIM Cards already active in Turkcell’s network prior to that date. To minimize the disruption and allow a grace period, Turkcell intended to maintain connectivity for those existing NetGSM SIM Cards for a transitional period from November 2024 based on fees determined by the ICTA. During the discussions, ICTA issued a decision requiring Turkcell to continue providing services to NetGSM until the resolution of the reconciliation process. ICTA subsequently, issued another decision setting the mobile data access fees for 2024 and 2025 as a result of the reconciliation, and later required Turkcell to continue providing services to NetGSM for both existing and new subscribers. Turkcell has filed three lawsuits seeking the annulment of these decisions while continuing to provide service to the lines active prior to November 5, 2024. The legal and investigation process is ongoing and ICTA may impose further regulatory obligations and may impose administrative fines within the scope of the ongoing investigation.

In Türkiye, current interconnection rates are set by the ICTA’s decision on mobile termination rates (“MTRs”) and fixed termination rates (“FTRs”). For more information, see “—XIII. Regulation of the Turkish Telecommunications Industry.”

(iii) Wholesale Data

Our vision on wholesale data is to become a preferred regional player in a digitally hyper-connected world. To do this, we have developed a robust infrastructure which includes 13 border crossings from Türkiye to other jurisdictions. Five border crossings are towards Europe where we offer various options to connect with important European cities through protected and completely separate routes. Eight of the border crossings are towards the East, where we offer capacity services to the Middle East, CIS and Asia. In accordance with our strategy, Turkcell Superonline is also establishing and executing a domestic wholesale business strategy to provide wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, Ethernet, IP transit capacities, cyber security and virtual private network (“VPN”) services to operators, service providers and data center companies in the domestic market in Türkiye. Turkcell Superonline is leading the localization strategy for Türkiye’s data and internet traffic by developing partnerships with national operators, internet exchange platforms, Tier-1 operators, global/local content and cloud service providers to enable direct access to all networks and also commercializing internet traffic.

Turkcell Superonline has been taking important steps aimed at developing Istanbul as the world’s newest and important internet and content base due to its geostrategic location by successfully handling the transformation of the “Silk Road” into the “Fiber Road.” Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships, the Tier-1 operators and strategic partners between Asia, the Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks (“CDN”) and OTTs. As of December 31, 2024, we had the capacity to carry more than 15 Tbps of international traffic.

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

We offer our customers tailored solutions based on machine learning models, featuring diverse price levels and rich content options. We aim to provide the right offers to the right customers by considering parameters such as risk scores, usage patterns, tenure and other relevant factors. We also ensure that our customers reach the same offers through all channels. We use machine learning models to understand customers’ tendencies to purchase more or less inclusive packages. Additionally, we run a model that measures our customers’ churn tendencies. All these models are integrated to the offer management systems. Turkcell’s mobile offers are based on speed and quota. The tariffs are designed by taking different needs of each customer segment into consideration.

Turkcell’s own fiber infrastructure enables fiber offers with speeds of up to 10 Gbps, which we usually offer as bundled with our TV product. Turkcell’s ADSL service offers speeds up to 16 Mbps which can be offered as bundled with fixed voice service. VDSL service provides higher speeds of up to 100 Mbps. Our cable internet offers are at speeds of up to 35 Mbps. Our FWA service Superbox offers are at speeds of up to 375 Mbps with a minimum speed of 15 Mbps.

Turkcell’s strategy is to provide the best customer experience through enriched value propositions and a well-invested infrastructure. A strong infrastructure, enhanced user experience and differentiated offers provide Turkcell with the flexibility to price its tariffs based on costs and investments, while also enabling the implementation of an inflationary pricing policy to a certain extent. Moreover, as Turkcell, we determine our prices according to macroeconomic and competitive conditions. Accordingly, we aim during these economic conditions to adjust our prices proactively to account for any increases in inflation.

a. Consumer Tariffs and Loyalty Programs

We mainly offer bundled tariffs including voice, data and SMS. We focus on providing a leading mobile experience in Türkiye, and in order to meet customer needs in different segments we offer a large portfolio of tariffs. Data quotas have become the key selling point in our tariffs which are enriched with our digital services.

Our aim is to provide offers that are tailored to the individual needs of our customers, considering their tenure, data usage and risk score, thereby favoring customer retention. Our postpaid mobile tariffs are generally structured on a 12-month commitment basis.

In 2024, as part of our Customer First approach, we made our Smart Control Service, which prevents overages and unexpected charges, available free of charge to all our postpaid customers who wish to use it.With Smart Control Service, we addressed overage complaints, one of the industry’s most common pain points, and offered a customer-focused solution by providing our customers with more control.

Our customers can easily purchase additional packages or change their tariff plans through all communication channels, enjoying a seamless and user-friendly experience. Customers restricted by the Smart Control Service can also connect directly to a customer representative when needed.

In fixed broadband products (fiber, DSL and Cable internet), we have various tariffs for different internet speeds and quota. We offer internet speeds ranging from 25 Mbps to 10 Gbps in fiber internet, which we serve through our own infrastructure. We used to offer tariffs on both a 12 month and a 24 month commitment basis for fixed broadband. To enhance our ability to respond swiftly to inflationary pressures, we have transitioned all our fixed tariffs to a 12-month commitment basis. Currently, 24-month commitments are only offered as part of device campaigns.

We offer IPTV service, namely TV+, bundled only with our fiber internet service on our fiber infrastructure. Our fixed voice service is bundled with our fixed broadband service. Further, we also offer new technology device campaigns with fixed broadband internet packages. In 2020, we launched TV+ Ready, which enables TV+ to be used with any fixed broadband technology.

For households located in areas where our fiber infrastructure is not available, we offer the FWA service, Superbox, served through our 4.5G network. The Superbox device is included in the subscription plan.

Turkcell aims to provide advantageous price schemes to its customers when they are abroad. With a customer-oriented focus, Turkcell offers alternative options depending on their roaming frequency. All Turkcell postpaid customers can enjoy the “Roam Like Home” offer, which allows them to use their domestic tariff while abroad by paying an additional daily fee. Alternatively, they can choose from our new roaming packages, the Global and Traveler packages, which has various durations and content options.

We have three applications called Platinum, GNC, and Turkcell Bizce which serve as platforms for our loyalty programs.

Platinum is Turkcell’s premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through a specially designed application. Platinum tariffs offer richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum customers. Weekly discounts at popular online shopping brands, free monthly subscriptions for digital TV platforms, free GBs, device and accessory gifts, airport transfers and car wash services at numerous locations are amongst the gifts that are offered through this Platinum program.

GNC is a mobile application that offers entertainment and provides access to certain discounts for youth segment users. A number of entertainment platforms have been launched on GNC to increase engagement and provide advantageous offers and gifts. Young users can play GB-earning mobile games, attend game tournaments and win prizes on GNC. GNC also shares surprise data offers twice a week through gamification scenarios such as “Crack the Egg” and provides discounts and gift cards from bands that are popular with youth segment users in a new platform “Galaxy,” where they collect stars to redeem gifts and discounts. In 2023, GNC launched GNC UP, a new video and social media platform to add a social media dimension to the GNC app. In 2024, GNC began the use of GNC Pikso, an artificial intelligence platform for image generation to enhance the technological dimension of the GNC app.

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

Shake & Win, Turkcell’s flagship loyalty campaign, continues to delight our customers with weekly rewards. In 2024 alone, we distributed over 500 million gifts, offering our customers the unique opportunity to select their rewards through the campaign, which grants them a new shake every Wednesday. We further enhanced customer satisfaction by offering tailored gifts during significant occasions such as Ramadan, Eid al-Adha, and Turkcell’s 30th anniversary. Additionally, we celebrated our customers’ birthdays with exclusive Shake & Win gifts. By consistently providing benefits through Shake & Win, we not only deliver exceptional value-for-money services but we also contribute positively to high-quality customer retention efforts.

Turkcell Gaming, the brand offering solutions and benefits for gaming enthusiasts, made significant strides in 2024. We provide additional packages and benefits tailored to the needs of gamers, valid on the most popular games and streaming platforms, ensuring uninterrupted entertainment for our users. Additionally, with our games that reward users with data (GB), customers have the opportunity to earn GB while enjoying our fun games. This not only enhances the gaming experience but also contributes to the download, activity and engagement objectives within the Turkcell app.

Turkcell Biz, first group platform in the industry, has successfully met customer expectations by introducing innovative features such as GB transfer, group creation, and exclusive benefits for group members. This powerful platform has effectively reflected Turkcell’s image of innovation and has reached a wide audience. With its refreshed design and enhanced advantages, Turkcell Biz achieved remarkable success in 2024, attracting over 700 thousand customers who formed more than 260 thousand teams. These customers enjoyed exclusive benefits such as free in-group calls and GB transfers, maximizing the advantages of teamwork.

In line with customer needs, we developed the Turkcell Biz+ platform in 2024. With its flexible, commitment-free, and customizable benefits, Turkcell Biz+ stands out as a next-generation membership model. Featuring unique offerings like 10 GB from Shake & Win, GB transfer, entertainment and partnerships for essential needs, Turkcell Biz+ promises flexibility and freedom for our customers. This innovative product also provides exclusive privileges across the Turkcell Ecosystem brands, aligning with Turkcell’s vision of digital leadership.

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

Interconnection rates in Türkiye are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, TT Mobil, Türk Telekom and fixed telephony service operators.

With respect to data sales, Turkcell intends to provide competitive prices to promote Istanbul as a regional hub for peering and IP transit services and international capacities, as well as to support the domestic wholesale market through its robust network with feasible commercial conditions.

V. Churn

The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers who are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a regulatory rule, the operator can disconnect prepaid subscribers who do not top up above TRY 10 within 270 days. Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY 10 during a twelve-month period. Additionally, to eliminate lines that are unlikely to top up in the new year and to benefit from the tax paid to the regulatory authority for each active line at the beginning of the new year, the lines of subscribers who made their last top-up in the first quarter are closed within 270 days. Therefore, the inactivation process creates a seasonal effect in the last quarter of the year.

We deactivated 297 thousand inactive prepaid customers in 2023 and 326 thousand in 2024 following their failure to make payment for a 270-day period.

In 2022, the prepaid deactivation process was changed for new customers. When new customers are gained, their lifecycle period is set at 155 days. After their first top-up, the lifecycle period is extended by 12 months. Otherwise, if they do not top-up after their activation, new prepaid customers lines are deactivated at the end of the 155 days.

Starting in the third quarter of 2018, we began presenting churn figures to reflect average monthly churn, which we believe is in line with market practice. In 2024, the average monthly mobile subscriber churn rate remained at 2.0%. The churn rate for the fixed broadband products is calculated in the same way as for mobile products, except in fixed broadband, customers who change infrastructure from fiber to DSL/Cable or vice versa are also counted in the churn rate. The average monthly fixed churn rate remained stable at 1.5% in 2024, consistent with 2023.

We believe we have an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 825.6 million as of December 31, 2024 and TRY 1,090.9 million as of December 31, 2023.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage have positively influenced our results in the second and third quarters of the fiscal year. Conversely, these effects have impacted our results in the first and fourth quarters. These seasonality effects have become less significant as we typically launch marketing campaigns to mitigate changes in demand levels. Local and religious holidays in Türkiye generally affect our operational results positively through higher consumption.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to the summer holidays, when both usage and number of subscriber acquisitions decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Turkcell’s mobile network provides extensive coverage across Türkiye, including the Coastlines of the Black Sea, the Sea of Marmara, the Mediterranean Sea and the Aegean Sea. Enhanced coverage extends to sparsely populated areas, exceeding the minimum requirements for 2G licensing. The company aims to fully meet regulatory obligations for its 2G, 3G license agreements, and IMT Authorization.

Operating across the 800, 900, 1800, 2100, and 2600 MHz bands, Turkcell continuously optimizes spectrum allocation and technology deployment in response to evolving customer demands, ensuring both wide coverage and high-capacity performance.

Spectrum refarming is a strategic planning process to efficiently utilize frequency spectrum for newer technologies. Turkcell focuses on refarming the 2100 MHz band from 3G to 4.5G. In 2023, spectrum refarming helped to increase LTE capacity and coverage. At the end of 2024, the 2100 MHz band constitutes 43% of total LTE bandwidth and carried the same proportion of total LTE traffic. In order to allocate 2100 MHz band for 4.5G services, 3G services moved to 900 MHz which increased 3G coverage with the help of lower frequency propagation.

As of December 31, 2024, our proprietary fiber network reached 65.0 thousand kilometers and connected all cities across Türkiye. In 28 cities we have fiber-to-the-home (“FTTH”) network and homepass, with the number of premises connected to our fiber network having reached 6.0 million. Through partnerships with Turksat and Vodafone, we are able to deliver fiber and cable (hybrid-fiber coaxial) internet service to approximately 3.3 million additional households (by our calculation), bringing over total coverage to 36 cities. We also provide enterprise Wi-Fi services.

In the fixed access network, we have two main network structures called fiber-to-the-building network (“FTTB”) and the FTTH network. We have started a transformation project to convert our FTTB network to FTTH network. With this transformation, we aim to provide multi-gigabit services to our customers and to reduce our carbon footprint. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network termination for residential and corporate subscribers. These network structures enable Turkcell to offer high speed internet, TV andVoice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

b. Quality of Service

The ICTA published the “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, which became effective as of December 31, 2011 (See “—XIII. Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell network currently exceeds the standards set by the ICTA. Typically, “dropped calls” are one of the important Quality of Service metrics on which we focus.

The term for calls that terminate involuntarily is “dropped call,” and the dropped call rate is calculated by dividing the number of dropped calls by the total number of calls. Turkcell’s dropped call rate is around 0.30% which indicates that out of 10,.000 only 30 end as dropped call.

The quality of service is continuously being enriched through extensive network optimization and investments in 2G, 3G and VoLTE networks to improve both quality and capacity. According to various benchmarks, we believe that Turkcell has one of the best 3G and VoLTE dropped call rate performance compared to other networks worldwide.

Customer experience is one of the key focuses for Turkcell, and there are several special solutions such as small cells, femtocells (small, low-power cellular base stations), Wi-Fi offload, in-building and high-capacity event solutions to enhance this experience.

On the fixed network side, we continuously monitor traffic utilization in our access network to prevent saturation and upgrade capacity as soon as possible. Turkcell modifies and redesigns its network topology in anticipation of future requirements, which allows us to improve our quality of service performance.

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

c. Network Evolution

(i) Radio Network

In 2015, Turkcell expanded its spectrum holdings to 234.4 MHz. This constitutes 43% of Türkiye’s mobile operator spectrum assets. Benefiting from substantial infrastructure investments, the 4.5G network has achieved peak speeds ranging from 375 Mbps to 1600 Mbps. Currently, Turkcell’s 4.5G network supports LTE Advanced Pro technology, providing advanced features that increase capacity and enhance network performance such as 4x4 MIMO, 256QAM, 3-4-5 carrier aggregation, upload carrier aggregation. It also supports machine type communication technologies like NB-IoT, enhanced Machine Type Communications (“eMTC”). As technology evolves, Turkcell remains focused on sustaining its leadership, enhancing the customer experience, and introducing new services.

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

For voice services, VoLTE has been supported since day one to provide voice calls over our 4.5G network. We have activated Enhanced Voice Services (“EVS”) on our VoLTE service to further improve voice quality, making us one of the first mobile operators in the world to support this high-end feature. Applicable regulations require that our 2G network remain active until April 2029. However, the majority of our voice traffic is already carried over our 3G and 4.5G networks, allowing us to gradually make our 2G network leaner without impacting service experience. As the VoLTE terminal support base grows, voice services will continue to migrate to the 4.5G network from legacy 3G/2G networks.

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

NB-IoT and eMTC (or LTE-M) are terms that typically refer to wireless communication technologies designed for IoT applications. These technologies are characterized by low power consumption, extensive coverage, and a requirement for low data rates. Through our investment in 4.5G infrastructure, we became the first operator in Türkiye to support NB-IoT and eMTC (LTE-M), which are required for a new generation of innovative IoT applications on 4.5G networks. These technologies are available on request across our entire 4.5G footprint and enable machines to communicate more effectively. Furthermore, through our LTE-M network support which enables fleet management, asset tracking and micromobility (such as rental scooters), we are able to provide higher data transfer throughput and have better mobility for IoT communications.

We provide a “Wireless to the Home” or “FWA” service Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The service uses 4.5G network as a backhaul to provide internet connectivity at our customers’ premises.

Offering a unique experience to customers with Turkcell’s strong 4.5G infrastructure, we continue our efforts to prepare our network for 5G. We use the Massive MIMO, which is a wireless communication technology that uses a large number of antennas to improve communication between devices. It allows more devices to connect simultaneously, providing a faster and more reliable wireless experience. These collective activities help us to maximize spectral efficiency, further enhancing network capacity and improving overall user experience. We believe that Turkcell has a significant competitive advantage with its Massive MIMO, in addition to having the widest spectrum in Türkiye.

Furthermore, we have been closely cooperating with our network vendors with a long-term perpective through projects that enable Turkcell to deploy the latest technologies even before they become available on the market. This puts Turkcell at the forefront of the technology race and allows for the evaluation of the benefits of new technologies during the development phase, and then their timely deployment once they become commercially available.

Turkcell continues to provide extensive support to projects involving domestic products, mainly for fulfilling obligations related to the usage of domestically produced network equipment as per the 4.5G license. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (“UDI”), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Türkiye’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The first deployments of ULAK base stations in the network were realized in a city in the north-eastern part of Türkiye in 2018. The 5th Generation Mobile Communication Infrastructure Development Projects were launched by the Transport, Maritime Affairs, Communication Research Center (UDHAM) within the Ministry of Transport and Infrastructure. In this context, we evaluated the project proposals of the companies determined by Turkcell and signed cooperation agreements with 8 companies on 11 projects. We support projects under the main topics of MIMO active antenna, core network, virtualization, 5G/NFV data security and OSS.

The next generation R&D (“NG-R&D”), formerly known as 5G R&D, was formed in 2017. This dedicated R&D unit is engaged in a number of national and international multi-party public-funded projects to attain knowledge, expertise and vision in 5G communications. As part of the 5G-MOBIX consortium,the first 5G-PPP and also EU Horizon project of Turkcell, vehicular communication services tailor-made to assess seamless and efficient crossing of the hard borders between Türkiye and Greece were developed and tested using commercial-grade 5G technology. By the end of 2023, Turkcell had achieved all tasks and completed the project by receiving technical and financial approvals from the EC. In its second 5G PPP project, DRAGON, Turkcell explores the performance limits of the D-band (i.e. 130-174.8 GHz) which is expected to offer high-capacity wireless backhaul links to 5G and beyond systems, in especially dense urban areas. In addition, a project funded under Horizon Europe, COMMECT, aims to improve the welfare state of people living in rural areas by integrating the 5G network with non-terrestrial networks (“NTN”) for agricultural applications with a generation-independent (XG), environmentally friendly and accessible NT. Four ECSEL/KDT projects, jointly funded by the EC and TUBITAK, are carried out by Turkcell to deliver drone services, cellular vehicular communications in smart construction site, artificial intelligence at the edge for autonomous vehicles, and integration of digital twins, cloud, augmented reality and AI technologies for Industry 4.0 applications with the ADACORSA, BEYOND5, STORAIGE, and HiCONNECTS consortia, respectively. The Celtic-Next project portfolio is also diverse: (i) the development of an AI/ML-based quality-of-service (QoE/CEI) is the main target of the IMMINENCE project, (ii) energy saving and green networks are the focus of RAI6GREEN (sequel project of AI4GREEN) (iii) energy-efficient data transfer is the motivation of AI-SMECoT and (iv) designing Open-RAN and Intelligent Controller (RIC) based next generation networks is drawing the technology roadmap of 6G-SMART.

In the scope of 5G and beyond communications, we contribute to the activities of international organizations such as 3GPP, ITU, GSMA, NGMN, 6G-SNS-IA and AI-RAN Alliance. Our involvement goes beyond attending meetings; we actively participate in work groups, projects and programs where we provide input to technical discussions and draft proposals that help us follow the latest developments in next generation technologies and shape our future strategies. One notable example in this regard is the “Focus Group on Artificial Intelligence Native for Telecommunication Networks (FG AINN),” established under the International Telecommunication Union Telecommunication Standardization Sector (ITU-T) in 2024. As a founding member of this group, we played a key role in its formation, and our continued commitment led to our appointment as the group’s Chair. This focus group holds strategic importance as it is the first ITU-T initiative dedicated to exploring AI-native design principles for future telecommunication networks, setting the groundwork for the architectural evolution of 6G.

In order to closely follow the development of the next generation mobile network technologies, to be a part of it and to become one of the leaders of its development, the NG-R&D entitled to receive TUBITAK 1515 Frontier R&D laboratory support program funding for 10 years to set up a research lab on 6G and AI, named as 6GEN.LAB, making Turkcell the first operator to receive this funding. The objectives of 6GEN.LAB are to design the autonomous 6G network and to integrate its capabilities into vertical sectors and Turkcell’s own network infrastructure. In addition to the R&D activities to be conducted in the scope of the 6GEN.LAB, the next generation R&D team also has active roles in the international consortia by European projects. Upon this evolutionary path toward the development of 6G networks, the VERGE consortium as the first SNS-JU project of Turkcell, tackles the evolution of edge computing in Beyond-5G applications from the perspectives of Edge for AI, AI for Edge and the security, privacy and trustworthiness of AI for Edge. Turkcell is also on the advisory board of the STARDUST project, which homes in on the creation of a completely integrated 5G-NTN autonomous system with a cutting-edge, self-adapting and end-to-end connection approach to enable ubiquitous radio access.

Turkcell has signed Memorandum of Understanding (MoU) agreements with its vendors (Ericsson, Huawei, Nokia, Samsung, ZTE, ULAK, Aselsan) to boost collaboration with global and national partners. In one joint effort, Turkcell and ULAK developed a generalized Coordinated Multi Point (CoMP) feature to enhance cell-edge user performance for the ULAK base station, which is now a part of the 4.5G radio network. In addition, some studies are carried out on Ultra-Reliable Low Latency Communications (“URLLC”) and high mobility support in 5G NR networks under the direction of universities with the support of TUBITAK. Turkcell also supports 5G-based research using its own internal resources, working to reveal the usage areas of 5G in the robotics industry, creating a new income potential for Turkcell with the 5G robotic use case, and to prepare it for network slicing and cloud technologies, which are the key enabler features of 5G.

In addition to technology organizations and vendors, Turkcell engages with universities and research centers. Specifically, enhanced mobile broadband and Ultra-Reliable-Low-Latency Communication use cases are thoroughly studied with Istanbul Technical University and Istanbul Medipol University, respectively, through TUBITAK-funded R&D projects. Furthermore, Next Generation R&D has been working on Reconfigurable Intelligent Surfaces (RIS) and Integrated Sensing and Communication (ISAC) in collaboration with TUBITAK-BILGEM and Koç University when focusing on research based EU proposals as well as looking for potential business opportunities for the commercial usage in the future. As part of this effort, Turkcell and ZTE’s joint innovation, a dynamic RIS-based solution, was recognized with the “Innovative Breakthrough in Mobile Technology” at the GTI Awards 2025, emphasizing its potential to transform urban connectivity through innovative 5G-A technologies.

With leading global vendors including Ericsson, Huawei, ZTE, Nokia and Samsung, we have been demonstrating and trialing 5G since 2017. Within the scope of the first 5G use cases, we tested FWA and AR/VR to take additional steps into the 5G era. We continue our trial and demo projects with vendors and reach out to new vertical sectors. The main objective of our 5G trials and demos is to be prepared for the 5G frequency auction and 5G network launch, by assessing all vendors to determine the best network products and solutions. We also aim to create 5G use cases, which will be ready at the outset, when 5G networks are commercially launched in Türkiye.

Furthermore, we led the 5G network deployment at Istanbul Airport, which is an active sharing solution serving three mobile operators. The network is in the 3500 MHz band in which each operator is assigned a 100 MHz channel bandwidth. Although the frequency auction of this band has not yet been launched in Türkiye, the ICTA has given special permission to mobile operators to deploy 5G solutions on this band. The 5G network at the Istanbul Airport became the first commercial 5G network utilizing new 5G frequencies in Türkiye.

Although we do not yet have a nationwide commercial 5G network in Türkiye, we are enabling our customers to experience 5G services abroad, provided they have 5G-enabled devices with 4.5G SIM cards and activate it via an SMS. In this regard, as of December 31, 2024, our outbound roaming customers had the privilege of using 5G services in over 75 countries.

(ii) Transmission Network

We have been enhancing our IP/MPLS backhaul infrastructure to improve service capabilities and availability. Fiber backhaul bandwidth capacities have been upgraded to support speeds of up to 100 Gbps. Connections to mobile sites have been transitioned to fiber optic interfaces, and the Microwave Radio Link network has been modernized to support Native Ethernet and Adaptive Modulation, enhancing availability and minimizing link outages caused by severe weather conditions.

The transmission network, leveraging DWDM technology, delivers service capacities of 100 Gbps, 400 Gbps, 800 Gbps, and 1.2 Tbps, with readiness for capacities exceeding 1.6 Tbps. This optimization maximizes the efficiency of existing wide-area fiber optic deployments. Additionally, time and phase synchronization capabilities are being deployed across all transport network segments to support LTE Advanced features and forthcoming 5G TDD band deployments.

All fixed and mobile IP networks have been converged using high-capacity, state-of-the-art routers designed to support advanced technologies such as IPv6 and SRv6 to meet the capacity demands of 5G and future applications.

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

The existing network of Turkcell is currently 5G NSA ready and Turkcell plans the next steps of the journey to introduce new 5G services by considering the roadmap of network technologies and market demand. With respect to our sustainable network initiatives, we have completed analysis and pilot tests and commercially launched IPv6 service to our customers.

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

(iv) Fixed Network

Turkcell’s own fiber optic network delivers high speed internet services of up to 10 Gbps across 28 cities in Türkiye. We continue to invest in the latest fixed access technologies, including XGS-PON-ready infrastructure. With these capabilities, Turkcell believes that it is well-positioned to provide high customer experience.

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

(v) Services and Platforms

We have an intelligent network and other service platforms enabling our services and we also provide secure and controlled access to the network for content and service providers to provide messaging and data services. This infrastructure is being improved to open up more capabilities on the network for application and content providers. New infrastructure also contains a portal where subscribers can easily buy services, receive promotions and enroll for campaigns.

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

e. Network Maintenance

We have entered into several system service agreements. Under these agreements, our mobile and fixed communications network, including hardware repair and replacement, software and system support services, consultation services and emergency services are supplied by local providers. Our subcontractors perform corrective and preventive maintenance on our mobile and fixed communications network in the field, although providers repair all the network equipment. We have regional operation units with qualified Turkcell staff that operate and maintain our network in Türkiye.

In addition, the Turkcell Service Operation Center, located in both Istanbul and Ankara, aims to ensure business continuity by monitoring our entire network 24 hours a day, 365 days a year, and performs necessary maintenance in response to any problems that may arise.

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building facades and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes are carried out by our in-house team at Turkcell. We lease the land and provide site management services (yearly rental payments, contract renewals, rework permits). If we decide to buy the land, another wholly-owned subsidiary, Turkcell Gayrimenkul Hizmetleri A.Ş. (“Turkcell Gayrimenkul”) handles the necessary procedures. We also manage all these processes for technical demands for Turkcell Superonline and Global Tower.

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

The Continuous Improvement Center designs end-to-end business processes that adhere to key principles such as efficiency, resilience, lean methodology and a human-centered approach. With a vision of driving program execution and ensuring efficiency across all processes, the Center also leads the promotion of lean culture throughout the organization. It establishes mechanisms to sustain transformative efforts and drives all initiatives through advanced process optimization. The Continuous Improvement Center is also responsible for leveraging, scaling and governing next-generation enabling technologies that support continuous improvement. Highlighting its innovative practices, the Continuous Improvement Center leads initiatives such as data-driven process management, process mining and citizen developer-led robotic process automation programs, setting new benchmarks in modern continuous improvement strategies.

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

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits and integrated exercises, the results of which are reviewed in management review meetings. In 2024, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell Service Continuity Management aims to ensure the continuity and recovery activities of the services provided to our customers, by providing the continuity of the service commitment levels, managing the risks that may affect our services, including disasters and emergencies, and supporting the Turkcell Business Continuity Management System. Turkcell has also developed a Crisis Management Plan, which is aimed at effectively managing crises such as fire, terrorism, operational interruption, cyber-attack, food poisoning, epidemics and natural disasters (flood, earthquake, landslide). Turkcell’s Crisis Management Plan exercises, training and awareness activities are carried out periodically with the participation of crisis management teams and related groups.

(ii) Enterprise Risk Management

Turkcell’s Enterprise Risk Management (“ERM”) team is responsible for coordinating the process of identification assessment and oversight of actions by management and the company’s business units to manage the risks that may affect the Company’s business objectives. The ERM team supplies an information platform to management regarding the risks that may impact the decision-making process. The Turkcell ERM team aims to develop an approach of integrating risk management with the core management processes and foster an enterprise risk culture. To achieve this, Turkcell uses an ERM framework compatible with the COSO ERM framework and the ISO 31000 Standard. Based on ERM procedures, risks are identified and evaluated in terms of their impact and likelihood. Risk response controls, issues and actions are developed and the entire process is monitored. The ERM team reports to the Early Detection of Risk Committee, which supports the Board of Directors by detecting early signs of risks that may jeopardize the Company’s existence, development and continuity, taking necessary measures for identified risks, and managing risks within the scope of article 378 of the Turkish Commercial Code and the Communiqué on Corporate Governance of the Capital Markets Board.

The risks we monitor in line with the developments in the world are scripted, defined, leveled and recorded. For instance; the impact of the pandemic period on our company, the expectations for future earthquakes in Türkiye, the effects of climate change and the ongoing Ukraine-Russia War can be cited as examples of scenario-based studies. Cyber incidents occurring worldwide and in Türkiye are also analyzed. The effects that may occur if a similar cyber attack occurs in Turkcell and the preparations taken throughout the company are presented to the Early Detection of Risks Committee.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We sell postpaid and prepaid services, fixed and mobile solutions and digital services to subscribers through our distribution network. We support our sales efforts through one of the largest retail telecommunications dealer networks in Türkiye, with 1,004 branded exclusive stores, many at prime locations, and 3,714 semi-branded dealers (i.e. digital sales points) as of December 31, 2024. As of January 1, 2025, we have consolidated our distribution network to a single exclusive distributor, enhancing operational efficiency, cost-effectiveness, and strategic control. This transition allows us to strengthen our partnership, optimize resources, and drive sustainable growth. Our exclusive distributor provides our products as well as consumer technology goods (such as handsets, tablets, notebooks, IoT devices, accessories, personal care products, small home appliances, TV and household appliances) and aftersales services to this wide dealer network, while eight exclusive Turkcell Distribution Centers focus solely on semi-branded dealers. In addition, we have a door-to-door sales force and home technology management team, which provides us an important channel on which to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of over 500 personnel who can offer tailored solutions in their segment of expertise.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive dealer network consists of our Turkcell Distribution Centers, SME Solution Centers, semi-branded dealers, Residential Solution Center and Turkcell branded stores (Turkcell Plus & Turkcell) as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs and Points of Sale (“POSs”).

Our non-branded dealer network provides us a high penetration across Türkiye. All dealers are compensated based on the number of new subscribers they sign up and the level of those subscribers’ usage, in addition to other performance-based incentives.

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

During 2024, our digital sales channels continued to transform comprehensively. Accordingly, UX and UI components as well as the entire shopping journey are tailored to the needs of our customers. Based on customer insight analysis, payment options have expanded and became more diverse. In our digital channels, we have been providing two main platforms: Turkcell’s official website and Turkcell’s mobile application. Our website has been serving as a sales channel since 2012. With a substantial volume of digital visits, Turkcell’s digital platforms are set to become the primary hub for the Turkcell ecosystem brands, with the Turkcell app continuing to provide value as the digital convergence point for the entire Turkcell ecosystem.

The primary digital channel is our mobile application “Turkcell App” through which we provide our mobile and fixed broadband customers the ability to track their bills and data usage, manage their subscriptions, browse campaigns and offers, buy packages, and reach Pasaj, the electronic marketplace. Turkcell App has reached 102 million downloads to date, with 20 million three-month active users and over 200 million visits per month as of December 31, 2024. Our chatbot Turkcell Celly assists Turkcell customers in a fast and easy manner. We also continued to use the Turkcell App as the platform to offer a marketing campaign called “Shake & Win,” where we provide gifts in the form of data, minutes or trial subscriptions to our digital services. Our fixed broadband subscribers can also manage their accounts within the Turkcell App.

With a view to leveraging our capabilities in digital channels, in December 2020, we launched a technology and electronics marketplace (an e-commerce platform) in Türkiye, called Turkcell Pasaj. At Turkcell Pasaj, a wide range of electronic goods, from smart devices to new generation technologies, are offered from several leading suppliers besides Turkcell. Customers are offered different payment alternatives including shopping credit, mobile payment and Paycell digital money, besides debit/credit card and also financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and courier guarantee in one business day. We have integrated Turkcell Pasaj as a core component of the Turkcell app. Turkcell App users - regardless of being a Turkcell subscriber or not - are able to browse the entire Turkcell Pasaj product catalog, compare prices across sellers, favorite or purchase products within the app easily and securely. In 2024, Pasaj continued to grow with new categories both in online retail and the marketplace. Also, Turkcell Pasaj contributes to sustainability, notably by providing an online platform to revalue second-hand devices and convert the customer’s second-hand devices into cash. Overall, our target is to sustain developing infrastructure that delivers a seamless and straightforward experience on Turkcell’s digital channels. With the enhancement of our digital activation capabilities, we aim to accelerate new customer acquisition through digital channels. Turkcell Pasaj will maintain its commitment to serving all customers—both Turkcell subscribers and non-subscribers—with a customer satisfaction rating of 4.6 out of five based on our internal survey, while also positioning itself as a key sales point for new technologies.

Currently, Turkcell’s digital channel penetration has reached 77%. We prioritize digitalization, ensuring that all users—benefit from services focused on customer experience and trust. Improvements aimed at increasing customer satisfaction have raised the app store rating to 4.3 at the end of 2024, while the share of digital channels has grown rapidly since 2019. Additionally, this digital vision aims to support cost-saving initiatives.

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

b. Advertising

Turkcell has positioned itself as a technology brand. By transforming from a digital operator journey into a technology ecosystem brand, Turkcell has become a leading player in the field of technology, providing a portfolio of both telecom and digital services that add value to its customers’ lives. We base our communication efforts on four pillars that underline our strategy and key strengths. The first pillar is our integrated mobile and fixed infrastructure which we believe to be superior; the second is the superior service quality that we aim to achieve throughout the year; the third is our innovative approach in all fields of operation and the fourth and final consists of our offers, products and services that are tailored to meet the needs of our customers through behavior-analysis.

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide our customers with effortless, personalized and consistent experience across all channels. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction and helping our customers feel safe and valuable.

With respect to the provision of customer services, we mainly work with our subsidiary Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”). In addition to conventional call center services, including telesales and collection, Turkcell Global Bilgi also provides research management, customer experience journey design, social media management and technological support services. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistant.

Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi. We audit their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies.

Our aim is to offer a digital-first strategy with a human touch. We want to provide effortless experience by increasing the share of digital channels and providing a human contact at every channel whenever needed. Turkcell developed chat-based service channels, where customers can access us anytime and anywhere quickly and easily in the Turkcell App without connecting to the call center. Customers can contact Turkcell via chat-based instant messaging to ask a question about their lines, tariffs or our applications and services.

In 2024, a total of 18.2 million customers connected with Turkcell Assistant to receive services. Moreover, in addition to utilizing artificial intelligence technologies, we introduced a hybrid experience, enabling our customers to request live agent support via Turkcell Assistant when needed.

Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. Through renewed proactive IVR scenarios and the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers. With Turkcell’s advanced TTS technology, the Superonline IVR system has achieved a more natural, clear and high-quality structure in terms of voice consistency.

Turkcell connects with social media users 24/7 with a total of 65 accounts on Facebook, X (formerly known as Twitter), Instagram, YouTube, LinkedIn and TikTok.

Turkcell has ISO10002 Quality Management-Customer Satisfaction-Complaints Handling Certificate since 2011 and renews it annually within the scope of design, installation, operation, sales and after-sales services of global mobile communications within Turkcell functions. The ISO 10002:2018 certification was renewed in June 2024 for three years.

With our environmentally friendly invoice project our Digital Invoice usage rate reached 98.9% on mobile and 99.4% on fixed by the end of 2024.

d. Effortless Customer Experience

We are continuously researching and developing easier methods to offer our customers effortless service at every transaction. As part of these efforts, we have started to provide the option to convert existing physical SIM cards into e-SIM cards using secure identity verification methods. This service is particularly beneficial for customers residing abroad, allowing them to seamlessly and instantly switch their SIM cards through the Turkcell application without visiting a Turkcell store. This initiative, which was designed to address customer needs more efficiently and effectively, represents a significant milestone in Turkcell’s commitment to embracing technology and delivering customer-centric solutions.

In 2024, we revolutionized the process of transferring number ownership, making it more flexible, digital, and convenient. The redesigned process eliminates the requirement for both the “current account holder” and the “new account owner” to be physically present in the same location at the same time. The Flexible Line/Number Transfer Process enhances customer satisfaction by simplifying the transaction process and boosts our competitive edge in the market. Furthermore, it improves efficiency and reduces operational costs by streamlining the process. This initiative exemplifies our innovative and customer-focused approach to achieving our strategic business goals.

At Turkcell, we remain dedicated to achieving excellence for our customers by listening to their needs and offering tailored solutions that enhance their experience.

IX. Domestic and International Subsidiaries

A component of our strategy is to grow or improve our business in our home market. Continued strong operations in the international countries in which we are currently present is important for us. We believe these operations offer growth opportunities and we expect them to provide additional value to the Group.

While the continued improvement of our core operations remains a key priority, we also remain open to exploring opportunities both in Türkiye and in international markets.

lifecell

We acquired our interest in our former subsidiary lifecell (operating under the “life:)” brand) on April 2, 2004, by purchasing the entire share capital of lifecell’s parent, CJSC Digital Cellular Communications.

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

On December 29, 2023, Turkcell signed a share transfer agreement for the transfer of all shares, along with all rights and debts, of lifecell and Turkcell’s other Ukrainian businesses (Global Bilgi LLC and UkrTower) to NJJ Capital. Our Ukrainian subsidiary received an official ruling from a Ukrainian court on March 5, 2024, ordering the seizure of 19.8% of the corporate rights of lifecell and 100% of the corporate rights of UkrTower and Paycell LLC, stemming from the criminal proceedings related to suspicions involving Mikhail Fridman. Although the ruling did not have any significant impact on the daily operations of these Ukrainian subsidiaries, the conditions to closing of the sale agreement could not be satisfied while the ruling remained in place. An appeal to the related court was submitted on March 7, 2024 with an aim to cancelling the seizures. On April 24, 2024, the court decided to lift the seizure order.

On September 9, 2024, the transfer of shares, along with all rights and liabilities, of the above-mentioned companies was completed and Turkcell received USD 524.3 million in accordance with the share purchase agreement. Under the agreement, the final sales value is to be determined taking into account closing adjustments to be made based on the level of net cash/debt in the financial statements as of the closing date. As of September 9, 2024, the total sale value amounted to TRY 18,455.5 million, consisting of cash collected (TRY 17,778.0 million) and other receivable (TRY 677.5 million) related to the net cash/debt adjustment. The total gain on the sale was attributable to the net asset value of the companies (TRY 15,194.6 million) and accumulated foreign currency translation differences (TRY 5,560.3 million) related to foreign investments up to the sale date. The resulting total net income on the sale, after accounting for these factors, was TRY 8,821.2 million.

BeST

On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in BeST, which provides services using GSM and UMTS technologies, for a consideration of USD 500 million. On August 26, 2008, control of BeST was acquired from Belarus State Committee on Property and USD 300 million of the total consideration was paid. An additional USD 100 million was paid in December 2009 and a further USD 100 million was paid in December 2010. An additional payment of USD 100 million was required to be made to the seller in installments contingent of the financial performance of BeST. On November 30, 2022, the relevant contract was terminated by mutual agreement. On the same date, a new Investment Agreement was signed between Turkcell, BeST and Belarus to develop the telecommunications infrastructure between 2022 and 2032. Under this agreement, Turkcell is required to invest at least USD 100 million during the investment period and to pay an additional amount of USD 100 million over a period of 10 years, to be funded by the payment of at least 50% of the annual net income of BeST. In case the required amount is not reached at the end of the 10-year period, BeST or Turkcell shall make a lump sum payment to Belarus for the remaining balance. For more information, see Note 27 to our Consolidated Financial Statements elsewhere in this annual report. Simultaneously with the Investment Agreement, Turkcell signed a share purchase agreement to acquire a 20% stake in BeST from the State Committee on Property of the Republic of Belarus. The share transfer was completed on December 9, 2022. Responsible authorities of Belarus have rearranged the mobile communication interconnection fees between the operators in the country, considering the provisions of the Investment Agreement, and determined a mobile call termination fee of BYN 0.001 for BeST for five years. In this regard, the decline in interconnection expenses will positively impact our operational profitability. Beltel, established to directly participate in BeST, merged with Turkcell on August 23, 2023.

As of December 31, 2024, BeST had 1.5 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.2 million. BeST is the leader of the MNP market in Belarus in terms of number of port-in subscribers, according to the Centralized Database of Ported-Numbers. BeST has 9 own stores, 121 exclusive and 493 non-exclusive sales points. Sales from its online channel have been continuously increasing with rising customer demand. In addition, digital subscription packs are sold at around 3 thousand sales points across the country.

As of December 31, 2024, BeST operated 2G and 3G services in all cities with a population of more than 4,000 and provided 2G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.8% of the entire population of Belarus, or 93.1% geographical coverage. In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. BeST offers 4G service since August 2016 on beCloud’s LTE infrastructure, serving in all regions and major cities of Belarus with an 89.2% 4G territory coverage and 98.7% population coverage as of December 31, 2024. The availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2024, the share of 4G subscribers in the three-month active subscribers reached 86%. Rising 4G penetration led to a growth in average monthly data consumption per user to 20.0GB. The 4G network served 85% of total data traffic in 2024.

BeST continues its transformation from a communications service provider to a digital operator, converting its subscribers into 4G users. Accelerating digital subscriptions and increasing its share in subscriber acquisition, enhancing self-service capabilities through mobile applications and web channels, expanding digital service portfolio and penetration are the key initiatives that will continue to drive the digitalization journey in 2024. By bringing together connectivity and content to enrich customers’ digital experience, BeST is driving ARPU growth through data services and a diversified digital services portfolio in line with Turkcell’s strategy. Accordingly, BeST provides music, video, games, security, digital publication and digital education platforms within its digital services portfolio. By the end of 2024, 56% of three-month active subscribers are using at least one digital service and solution.

BeST continues to develop its self-service mobile application with new services and features. The mobile application allows customers to make payments and transfers using their mobile balances, sign up for various insurance policies, collect bonuses through gamification mechanics, purchase equipment within the diverse portfolio and create friends & family groups to benefit from loyalty discounts. These services enhance the seamless digital experience for customers, and increase customer engagement and loyalty.

BeST is the first mobile operator to launch a digital SIM-card activation service in Belarus in 2020 via a mobile application by using face recognition technology based on a machine learning algorithm. The service was successfully implemented by Lifetech LLC (“Lifetech”), a 100% owned subsidiary of BeST.

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

In Belarus, the lack of pricing regulations in the wholesale and retail mobile markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business. As mentioned above, following the conditions of the Investment Agreement signed between Turkcell, BeST and the Republic of Belarus, responsible authorities of Belarus have rearranged the mobile communication interconnection fees between the operators in the country and determined a mobile call termination fee of BYN 0.001 for BeST for five years. In this regard, the decline in interconnection expenses have impacted and will continue to positively impact our operational profitability.

In January 2022, the Republican Unitary Enterprise Beltelecom acquired a license to provide mobile communications services, which will allow the company to compete in the mobile communications market. The company has announced that it plans to begin offering mobile services in 2024. However, by the end of 2024, the service had not yet been launched.

Following the U.S., the UK, Canada, and the EU imposing sanctions in 2022, alongside broader geopolitical developments linked to the conflict in Ukraine, Belarus faced significant economic challenges, resulting in a 4.7% year-on-year GDP decline. The halt in trade with Ukraine, which had been Belarus’s second-largest trading partner representing over 13% of its foreign trade, along with disruptions in EU trade and the closure of transit routes, further strained the economy. In response, Belarus strengthened economic cooperation with Russia, secured preferential trade conditions, and expanded ties with other EAEU member states and China, leveraging alternative markets and transport infrastructure to mitigate the impact. By 2023, GDP growth rebounded to 3.9%, followed by a maintained growth rate of 4.0% in 2024, with Russia’s share in Belarusian exports rising to approximately 70%. Supporting this recovery, the National Bank of the Republic of Belarus central bank, which gradually reduced interest rates to 9.50% during 2023, maintained that rate throughout 2024.

In Belarus, our business has been and may continue to be affected directly or indirectly by sanctions (including export controls that impact our ability to import equipment and software), regulatory and operational difficulties and no assurance can be given that the situation will change favorably in the future. For more information regarding the risks we face with regard to our business in Belarus, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We hold interests in several companies outside of Türkiye that expose us to various local economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.”

Lifetech

Lifetech, which is a subsidiary of Turkcell Group, was established in 2012. It is 100% owned by BeST and has around 160 professionals located in Belarus as of December 31, 2024. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kıbrıs Telekom

Kıbrıs Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2024, Kıbrıs Telekom had 0.6 million registered subscribers.

On April 27, 2007, Kıbrıs Telekom signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Public Works and Transportation of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The license agreement granted GSM 900, GSM 1800 licenses. The license agreement is valid for 18 years from the date of signing. The license fee was USD 30 million including VAT and financed by Kıbrıs Telekom through internal and external funds.

On March 14, 2008, Kıbrıs Telekom was awarded a 3G (IMT 2000/UMTS) infrastructure license at a cost of USD 10 million including VAT, which was paid at the end of March 2008.

On November 7, 2022, Kıbrıs Telekom was awarded a 4G-5G (IMT-Advanced and IMT-2020) license and obtained 247 MHz of new spectrum in 700 MHz, 800MHz, 900MHz, 1800MHz, 2100MHz, 2600MHz, 3600MHz bands at a cost of USD 19.1 million including VAT (not restated for IAS 29). Kıbrıs Telekom has launched 4.5G services on September 7, 2023, in line with the license agreement. It will be possible to offer 5G services using 4G spectrum on September 7, 2026, and 5G services on all awarded spectrums including 700 MHz and 3600 MHz bands on September 7, 2028 (with the option of starting one year early in 2027). The 4G (IMT-Advanced) license is valid for 18 years from September 7, 2023 until September 6, 2041 and the 5G (IMT-2020) license is valid for 20 years after the launch of 5G services on 700 MHz and 3600 MHz. A frequency renewal agreement has been signed for the 900 MHz (2x12,4 MHz), 1800 MHz (2x14,4 MHz) and 2100 MHz (2x10 MHz) bands on April 24, 2025. The total license fee of 5,892 million USD (VAT excluded) will be paid in 6 installments over 5 years. The license period, which has been extended for 16.5 years, will end in 2041.

In 2012, Kıbrıs Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kıbrıs Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol was signed between Kıbrıs Telekom and the Ministry of Transportation for the right of way for highways. Total fiber optic infrastructure implementation was at 69 kilometers by the end of 2024. In 2017, Lifecell Digital Limited (“Lifecell Digital”) was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018. In addition, Lifecell Digital was granted MVNO and call carrier licenses in May 2022.

The new generation payment platform, TRNC Paycell, was launched in 2023 with the vision to become an enabler on financial inclusion with a combination of technology and financial services. Thanks to its mobile application features, TRNC Paycell has enabled its customers to make secure purchases using only phone number information, to transfer money 24/7 to any phone number they wish, and to pay using QR technology.

The National Regulatory Authority determines mobile termination rates. As of October 2022, the rates were at TRY 0.06, which further increased by 14% to TRY 0.06 in October 2023. As of November 2024, termination rates have been reduced by 37% to TRY 0.04. MNP is in effect in the country since 2018.

The National Regulatory Authority designated Kıbrıs Telekom as an operator having significant market power in the mobile access and call origination markets in July 2021. Due to this designation, Kıbrıs Telekom is obliged to provide access and call origination service to MVNOs. As of December 31, 2024, there are three companies that have MVNO licenses.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers customer care services, technological support services and research management to more than 100 companies in particularly banking, retail, e-commerce, insurance and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to more deeply analyze customer experiences, gaining vast experience in the process. On August 4, 2017, Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistant. As of December 31, 2024, Turkcell Global Bilgi had 15.434 employees. 64% of these employees serve Turkcell’s customers, 30% serve customers of third parties, with the remaining working as administrative personnel. Turkcell owns approximately 100% of Turkcell Global Bilgi.

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

As of December 31, 2024, Turkcell Superonline had 65.0 thousand km fiber backbone covering 81 cities in Türkiye and has 15 border crossings. The company offers fiber coverage in 28 cities and increased its homepasses to around 6.0 million as of December 31, 2024, from around 5.8 million in the previous year. Including partnership engagements, we are capable of covering around 9.3 million households in 36 cities. Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. Turkcell Superonline also has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations. As of December 31, 2024, Turkcell Superonline had 2.5 million fiber and 1.5 million IPTV subscribers.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Türkiye. Turkcell Superonline has rendered Türkiye as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline has a capability to offer 10 Gbps connections on a demand basis.

Out of the total of 15 border crossings, we have five border crossings to Europe, offering various diversity options to important European cities throughout the protected and completely diverse routes. With our stable fiber infrastructure and 10 border crossings to the East, we offer capacity services through Middle East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and governmental institutions.

Turkcell Superonline won the tenders of BOTAŞ, Türkiye’s state-owned pipeline company, and TEİAŞ, Türkiye’s state-owned electric power transmission company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAŞ for 15 years in 2009 and TEİAŞ for 15 years in 2017 and 2019, including the right to install additional fiber optic cables and to use the capacity of these fiber optic cables during the same period. These transactions are considered as finance leases, as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAŞ and Turkcell Superonline made a significant investment during the initial period of the lease agreement. Our current agreement with BOTAŞ, which expired on January 7, 2025, has been extended with the same conditions until the completion of the new leasing process, with a new tender expected to take place in 2025. Our two contracts with TEİAŞ will end in 2032 and 2034 and Turkcell Superonline aims to extend these contracts as they are strategically important for our business.

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

Turkcell Superonline is leading the localization strategy for Türkiye’s data and internet traffic by developing partnerships with internet exchange platforms, Tier 1 operators, global/local content and cloud service providers to enable direct access to all networks, and also commercializing internet traffic. Turkcell Superonline is among the businesses within Turkcell Group for which we may consider a strategic action aimed at further value creation.

Global Tower

Global Tower was established in 2006 as a wholly owned subsidiary of Turkcell and commenced its operations in 2007 to provide infrastructure management by leasing places on towers to private and public entities and institutions. It is the first and only tower company in Türkiye. In addition to Türkiye, it has operations in Belarus and the Turkish Republic of Northern Cyprus. Today, it serves not only mobile network operators but also broadcasting, ISPs, energy, public institutions and other related industries. Its 100% owned subsidiary in Belarus, Beltower LLC (“Beltower”), was founded in 2016 and has a right of use agreement signed with BeST.

Global Tower operates a unique portfolio of 10,387 towers, 9,436 of which are located in Türkiye. As of December 31, 2024, Global Tower operated 836 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service to around 240 mobile towers in Türkiye.

Global Tower provides fast and high-quality service to its customers in collaboration with its business partners. In Türkiye, Global Tower manages the processes of renting, maintaining and installing towers in 18 structured regions with its two solution partnerships and two installation subcontractors.

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

On December 23, 2022, our Board of Directors decided to initiate the preparation process for an initial public offering of a certain amount of shares of Global Tower, in Türkiye and international markets when required. However in light of current market conditions, Turkcell is not actively pursuing the preparation process at this stage.

Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)

Turkcell Teknoloji, a wholly owned subsidiary of Turkcell, began its operations in 2007. With its primary hub at the Küçükyalı Technology Plaza in Istanbul, as of December 31, 2024, the R&D center of Turkcell Teknoloji employed over a thousand researchers accredited by the Ministry of Industry and Technology of Türkiye. The R&D center has become a key player in advancing innovation and has fostered the development of a wide range of solutions addressing the evolving needs of the digital landscape Turkcell Teknoloji is at the forefront of numerous research and development initiatives, with a comprehensive portfolio spanning diverse domains such as mobile communication, artificial intelligence, blockchain and big data analytics. Through its extensive R&D efforts, the company not only drives innovation in the local market but also plays a key role in shaping global digital transformation.

Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: mobile communication solutions, smart cloud platforms and platform-based solutions, location-based services and platforms, roaming solutions, geographic information systems, network management solutions, cybersecurity, 5G and beyond infrastructure projects, customer relationship management and solutions, next-generation value-added services, music and entertainment services, IPTV services, mobile marketing solutions, mobile financial systems, campaign management systems, big data processing, business intelligence applications, smart SIM solutions, healthcare services management, digital identity technologies, image and video processing, text analysis, recommendation engines, voice analytics, robotic assistants, robotic process automation, mobile analytical platforms, learning and education applications solutions, email solutions, digital broadcasting solutions, CDN solutions, OTT and blockchain solutions and AIOPS/DEVOPS solutions. As one of the pillars of its strategy, technological development is a priority at Turkcell. While technological trends and developments are closely followed, Turkcell seeks to enhance competencies in order to build an outstanding technology infrastructure. Turkcell was among the first players in its sector to invest in large-scale R&D, and it is now recognized as one of the leading Turkish companies in terms of both investment in and results from R&D. Support for innovative projects within the company will continue in order to maintain leadership and maximize the benefits from these initiatives.

These initiatives aim to provide reliable and innovative solutions to both local and global markets. The company has been focused on developing and enhancing services in areas like smart cloud platforms, mobile marketing solutions, customer relationship management, location-based services, and 5G infrastructure. These solutions have been tailored for both B2B and B2C markets, ensuring high scalability and adaptability to emerging technological trends.

Turkcell Teknoloji’s solutions are being enhanced with cutting-edge artificial intelligence-supported products. These products are being developed in-house according to specific themes and are supported by globally recognized certifications and validations, such as the successful result achieved in the U.S. Department of Commerce National Institute of Standards Technology Face Recognition Visual Test (NIST FRVT) 1:1. We use a secure and robust facial recognition algorithm, developed internally, during the customer digital onboarding processes. To further enhance security and ensure compliance with relevant regulations, we employ liveness detection models, also developed in-house, alongside the facial recognition algorithm. Throughout the subscription processes, we verify customer identities digitally through standard-compliant OCR checks to ensure efficiency and security. We are implementing the digital processing of documents based on OCR technology within the company, contributing to increased employee productivity across various processes while aiming to minimize the risk of errors. Recently, Turkcell Teknoloji launched a generative AI-based chatbot platform , complementing the long-standing traditional AI-based chatbot service provided through the Turkcell app. Turkcell engineers developed the platform entirely in-house using the latest generative AI technologies and open-source software. It was initially designed to meet the chatbot needs of various teams with a focus on employee productivity. In the upcoming period, it will be made available to customer service representatives to further improve call center efficiency and call quality. We actively use generative AI technologies not only in smart assistants but also for customer experience analysis and in various domains such as security and network operations.

With the increasing emphasis on data literacy, we are seeing a rise in analytical studies across Turkcell’s business. To support these efforts, Turkcell Teknoloji developed the Dataocean (AutoML) product internally. Through this product, models can be developed either via coding or a drag-and-drop interface, and the results can be served for further use. Additionally, the product is being positioned as an analytical layer behind operational applications. The first application integration was completed in 2024. This year, the integration of large language models into the product is being targeted to enable end-to-end analytical model development, even for users with no prior expertise.

In the fintech sector, Turkcell Teknoloji remains committed to advancing its innovation efforts by delivering cutting-edge digital products and services to meet the evolving needs of customers. Our recent initiatives have been expanded to incorporate AI and machine learning capabilities, pawing the way for smarter andmore intuitive solutions. We continue to offer a wide range of personalized financial products through these fintech solutions, tailored to the customers of Turkcell and its group companies. These solutions now include machine -learning-driven tools for dynamic risk assessment, fraud detection, and personalized credit scoring and pricing, particularly during the loan disbursement phase. Additionally, during the payment collection process, we have upgraded our advanced payment systems to support seamless multi-currency transactions.

Turkcell Teknoloji is considering the deployment of a hyperscale data center infrastructure, with ongoing feasibility studies being conducted to ensure the effective implementation of cloud-native transformation strategies. The planned modernization of IT architecture involves the adoption of containerization, microservices, and CI/CD automation technologies to support scalability and operational flexibility. The migration of existing applications to a cloud-native environment is being evaluated to optimize resource efficiency and data flow. Artificial intelligence-driven solutions are planned to enhance energy consumption and cooling efficiency. Security protocols, including zero-trust frameworks and advanced encryption standards, are being considered to ensure compliance with international cybersecurity standards.

DevOps practices at Turkcell Teknoloji have played a critical role in streamlining software development and deployment processes. The transformation to a DevOps model has unified teams, resulting in faster development cycles, improved collaboration, and enhanced security protocols. The successful implementation of DevSecOps marked a milestone in integrating security practices into the software development lifecycle (SDLC). With DevSecOps, the quality of code is ensured from the early stages of development, significantly reducing vulnerabilities and risks asso ciated with the deployment of new software features.

Since 2018, Turkcell Teknoloji has conducted research and development activities in blockchain technologies. Extensive studies have been carried out, and new products and services have been developed to create value from the potential of this innovative technology. In line with this vision, Turkcell has sought to implement products such as digital asset management, digital wallets, and digital identities. Through these projects, innovative and secure solutions aimed at meeting the needs of both individual and corporate users have been targeted. In 2024, we achieved significant progress with the Digital Identity Management product, which included the introduction of a new login method for identity verification on the Republic of Türkiye’s e-Government platform, which provides citizens with access to a wide range of public services and government information online. Simultaneously, we focused on the Custody Wallet product, which is designed to facilitate cryptocurrency trading. The key attributes of blockchain technology, including transparency, security, and efficiency, have been carefully evaluated with the objective of converting them into strategic advantages in an increasingly digital world. As a result, we have monitored industry advancements at both national and international levels and actively pursued collaboration and partnership opportunities to drive innovative solutions.

Cybersecurity is another critical domain where Turkcell Teknoloji has invested heavily in R&D. With the increasing complexity of cyber threats, Turkcell Teknoloji has developed AI-supported cybersecurity solutions that integrate automation to proactively address potential vulnerabilities. The company has designed proprietary scanning tools that work in tandem with open-source technologies to form a robust security system for real-time attack surface analysis. Additionally, Turkcell Teknoloji has deployed a centralized platform powered by AI to enhance its cyber threat intelligence capabilities. This proactive approach to cybersecurity has resulted in innovative solutions, such as CAPTCHA generation systems resistant to optical character recognition (OCR), ensuring that digital platforms remain secure against evolving attack vectors. Projects contributing to network security have also been prioritized, with the development of internal projects aimed at detecting unusual traffic patterns within the network and establishing early warning mechanisms against such activities.

AI technologies have also been applied to Turkcell Teknoloji’s network management solutions, which aim to improve customer experience and operational efficiency. A notable example of this is the AI-powered customer complaint prediction assistant, which has been deployed in multiple field projects. This assistant uses predictive analytics to proactively reach out to customers, offering assistance before issues arise. Additionally, Turkcell Teknoloji has introduced a location-based spatial intelligence service, which integrates with interactive voice response (IVR) systems to reduce call durations related to network inquiries. This innovation has led to a substantial reduction in call handling times, resulting in operational cost savings and improved customer satisfaction.

Turkcell Teknoloji collaborates with a wide network of national and international R&D companies, universities, and research centers, playing an active role in both Türkiye’s research and development ecosystem and international collaborative programs. The aim is to expand the entrepreneurial ecosystem, support the vision of technoparks, and lead in R&D by fostering collaborations with all stakeholders committed to progress and innovation. Turkcell Teknoloji engages in collaborations with universities across Türkiye, supporting academic studies focused on artificial intelligence, blockchain, quantum technologies, and 5G and beyond. Through these partnerships, university-industry cooperation is enhanced, contributing to the creation of value-added products in the country.

Turkcell Teknoloji actively participates in European collaborative research programs, including the EUREKA program, which fosters European competitiveness and integration while promoting R&D collaboration across more than 45 countries. Participation in such international collaborations allows Turkcell Teknoloji to access cutting-edge research, leverage diverse expertise, share knowledge, and accelerate technological advancements. Engaging in these projects enhances the company’s capacity for innovation and supports the development of globally competitive products and services. Turkcell Teknoloji is a board member of two EUREKA clusters: ITEA4 and Celtic Next, contributing to the establishment and progress of the European research agenda and participating in pioneering research and innovation projects.

A significant focus for Turkcell Teknoloji in international collaboration is the Horizon Europe program, the European Union’s key funding framework for research and innovation. The program, publicly funded by the European Commission, facilitates large-scale collaborative projects aimed at addressing global challenges and advancing scientific excellence. Turkcell Teknoloji actively engages in Horizon Europe projects to develop innovative solutions that align with European research priorities while contributing to global sustainability and digital transformation goals. Horizon Europe also provides a platform for Turkcell Teknoloji to build long-term collaborations with prominent European R&D institutions, technology providers, and industry leaders, fostering knowledge exchange and technological advancement. To further strengthen its strategic engagement in emerging technologies, Turkcell Teknoloji has initiated membership processes for the ADRA (AI, Data, Robotics) EU partnership, aligning its efforts with Horizon Europe objectives for the advancement of AI-driven technologies.

As of 2024, Turkcell Teknoloji was involved in 13 ongoing R&D funded projects. To date, the company has collaborated with over 300 stakeholders from 25 different countries in publicly funded projects. The company continues to focus on increasing Horizon Europe and EUREKA project applications and funded projects in the coming years.

Intellectual property (IP) is a cornerstone of Turkcell Teknoloji’s innovation strategy. The company’s increasing number of patent applications is a testament to its commitment to technological advancement. By the end of 2024, a total of 582 national and 33 international patent applications were submitted by the Turkcell Teknoloji R&D Center. According to the Turkish Patent and Trademark Office, Turkcell Teknoloji has consistently ranked first among companies in Türkiye for national patent applications filed between 2019 and 2023. A total of 4,696 national and 280 international patent applications, along with 1,104 registered patents, have been recorded by Turkcell Teknoloji.

Turkcell Satış A.Ş. (“Turkcell Satış”)

Turkcell Satış sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website “www.turkcell.com.tr.” In the last quarter of 2020, e-commerce business related to consumer electronics was rebranded under “Pasaj” and also started to serve as a marketplace platform for consumer electronic sales of third-party sellers. In addition, since Turkcell Satış is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory.

Turkcell Dijital İş Servisleri A.Ş. (“Turkcell Dijital” or “Turkcell Digital Business Services”)

In March 2021, Turkcell Dijital İş Servisleri A.Ş. (often referred to as Turkcell Digital Business Services in the report) was incorporated and registered through carve out from Turkcell Satış in order to monitor its performance more coherently. Its area of operations include system integration and managed services, new generation technologies, business applications and supplying required hardware to cover end-to-end IT and technology related solutions and services for enterprises.

Turkcell Digital Business Services aims to be a reliable technology partner that will provide tailor-made end to end IT solutions for enterprise customers. It enables customers to move forward with the most appropriate financial model in their new technology investment plans and focus more on their own business. It particularly targets sectors including health, manufacturing, retail, central and local authorities, logistics, finance, energy and SMEs.

Turkcell Finansman A.Ş. (“Turkcell Finansman” or “Financell”)

Turkcell Finansman (referred to as “Financell”), a wholly-owned subsidiary of Turkcell, was established in October 2015 with the approval of the BRSA and launched nationwide in March 2016. It is the first finance company in Turkish telecommunications sector to be focused primarily on meeting the financial needs of individuals and corporate customers, and began by providing financing solutions to existing or new Turkcell customers for their smart devices, tablet, accessory or other device purchases. Companies that use Financell loans can finance their needs of hardware and devices with customized prices, interest rates and flexible payment plans.

In 2019, Financell added corporate entities to its existing individual customer portfolio in support of Turkcell’s corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers. In 2022, Financell started providing consumer loans via the Paycell platform for online and offline shoppers, auto loans, and more recently solar panel loans via project firms.

As at the end of 2024, as per Association of Financial Institutions data, Financell is the leading finance company in Türkiye in terms of number of customers.

Financell’s main strengths are its ability to reach both telco and financial sector data and its robust risk modelling system. Our fully automated risk model utilizes over 5,000 data points using an advanced machine learning algorithm. Secondly, Financell has had the advantage of collecting the monthly loan payments via the customer’s Turkcell bill, which further reduces the unpaid risk. However, a regulation for payment companies including Paycell became effective in October 2023 that introduced a cap on the payment service amount that may be included in each monthly mobile invoice, which has increased and may continue to increase our unpaid risk and collection costs. See “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.”

Beginning in January 2020, smartphones with a retail price at or above TRY 3,500 could only be offered with a maximum three-month installment plan, while those with a retail price of up to TRY 3,500 with a maximum twelve-month installment plan. These limitations have negatively impacted the number of loans provided by Financell, even though the applicable threshold was raised to TRY 5,000 in December 2021, to TRY 12,000 in January 2023 and then to TRY 20,000 in December 2024. With a prudent risk management approach, Financell serves over Turkcell stores, the Turkcell website, the Turkcell Mobile application, and the call centers of Turkcell and Financell, as well as the Paycell platform and selected merchants.

The digital banking regulation in Türkiye was announced by the BRSA on December 29, 2021. Turkcell made its application to the BRSA for an establishment permit, which is the first step, on June 27, 2022. The application is still pending. If and when the approval is received, the remaining process would involve establishing a fully functioning digital bank, and we would apply once again for an operation permit to the BRSA.

Financell is funded by equity and borrowings from different sources. Even though the major funding source is bilateral loans from domestic and international lenders, Financell has also tapped into the local debt capital markets for bond issues. This year Financell issued commercial paper (not restated for IAS 29):

•	with a nominal value of TRY 143 million in January 2024, which matured on May 2024,
•	with a nominal value of TRY 250 million in May 2024, which matured on August 2024, and
•	with a nominal value of TRY 160.3 million in August 2024, which matured on November 2024.

Financell granted TRY 14.8 billion of loans in 2024 and had TRY 6.6 billion in loans outstanding as at the end of 2024, compared to TRY 6.2 billion in loans outstanding as at the end of 2023. Cost of risk increased to 2.9% in December 2024 from 1.6% in December 2023.

Turkcell Dijital Sigorta

As part of Turkcell’s digital financial services strategy, Turkcell Dijital Sigorta operates in the non-life insurance sector, under the brand Wiyo. In 2024, the company launched its flagship product, Device Protection Insurance (Akıllım Güvende), followed by Türkiye’s first and only Compulsory Earthquake Insurance (DASK) with the option to pay via mobile phone bills. Additionally, it renewed the Cyber Security Insurance covering Turkcell Group companies.

Turkcell Sigorta

Turkcell Sigorta acts as an intermediary for corporate insurance solutions, including the “Directors and Officers Liability Insurance,” which covers the liability of executives within the Turkcell Group with respect to their duties, and “Property and Casualty Group Policies,” which protect the assets of Turkcell and its group companies against risks such as fire, earthquake, flood and storm risks. Additionally, the company acts as an intermediary for Turkcell Dijital Sigorta in offering individual insurance products.

Turkcell Ödeme

Turkcell Ödeme became operational as of March 2012, presenting users with a convenient mobile payment solution and offering a streamlined experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions for both merchants and consumers.

In August 2016, Turkcell Ödeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Türkiye holding this license. With its brand “Paycell,” Turkcell Ödeme has expanded its merchant network by implementing easy and secure payment methods, both online and in stores, across a wide range of everyday services. Paycell offers a comprehensive digital financial ecosystem that simplifies daily life for customers through services such as direct carrier billing (Pay Later), money transfers, payments, wallet, and a prepaid card, while providing merchants with QR-based payment options and mobile/virtual POS solutions. We have further expanded our financial marketplace with investment and consumer finance products. Paycell users are able to buy, keep or sell precious metals directly through the app. We introduced Paycell Shopping Limit, a consumer finance solution that enables purchases in up to 36 monthly installments, developed through the collobration of Paycell and Financell. Additionally, we integrated with the Interbank Card Center’s infrastructure to enable seamsless QR payments nationwide, allowing customers to pay efforlessly via their mobile phones.

Having received an electronic money payment license in July 2017, Paycell launched digital money, prepaid card and utility bill payments through the Paycell application. The business has continued its growth through the addition of new features, including peer to peer money transfer, expanded merchant integrations and the rising penetration of Paycell prepaid cards. Paycell has established partnerships with Visa, Mastercard and recently TROY (by the Interbank Card Center) to issue prepaid cards. These agreements have been extended and revised over time to include additional incentives, with the Visa contract currently running until 2026 and the Mastercard contract until 2031, reflecting the strength and continuity of our collaborations. As of December 2024, Paycell has become the first electronic money institution to offer TROY NFC payments through Android devices. The pilot tests are ongoing internally. Paycell has expanded its presence in the prepaid card industry beyond B2C solutions, by entering the B2B space through its strong corporate stance and proven track record in delivering on agreements with various business partners. Paycell has recently offered a new feature, Credit Card Payments, for Paycell App users that instantly gained traction. With the credit card payment infrastructure, Paycell customers can complete credit card payments for credit cards any participant bank in the Interbank Card Center system.

In November 2023, Paycell became one of the first payment and electronic money institutions to qualify for participation in the CBRT’s Instant and Continuous Transfer of Funds (“FAST”) project. The FAST system enables instant and 24/7 money transfers, independent of EFT (Electronic Fund Transfer) hours. With the implementation of FAST, unique IBANs have been assigned to Paycell users, allowing money transfer processes to be executed quickly and seamlessly. With the integration of the FAST system, Paycell has enhanced the user experience by providing access to other services offered by the Interbank Card Center—delivering not only speed and convenience but also superior security and service continuity.

Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together by offering ease-of-use, new technology and tangible benefits to consumers, while facilitating further revenue generation for merchants through payment and CRM solutions. Paycell POS offers collection, stock tracking and e-invoice processes on a single platform and provides cost efficiency for its merchants. In 2024, Paycell continued to improve its products and services for merchants. In 2024, Paycell launched RestaurantPOS, a solution developed for the food and beverage industry, integrated with meal cards and order tracking applications. Our Virtual POS product, where we provide a smooth end-to-end experience with ongoing developments made with integrators providing services in the e-commerce sector, not only provides cost savings for both our merchants in the market and Turkcell e-commerce channels, but also provides value-added services and additional revenue for Paycell. Link Payment, which is an ideal solution to make the online payment experience fast and secure, can be used in many sectors, from the automotive industry to the service sector.

Paycell’s globalization efforts continue through various activities and initiatives. Following Paycell Northern Cyprus’ digital wallet application launched in July 2023, as of 2024, e-money and bill payment services in Northern Cyprus are now actively used by over 7,000 verified customers. Paycell aims to develop and roll out direct carrier billing services by the end of 2025, emphasizing innovation and seamless digital payment experiences. In 2024, following a strategic shift decision, Paycell LLC ceased its operations in Ukraine, and on January 27, 2025, we decided to liquidate the company. In 2024, Paycell Europe gained traction in international money transfer and payment services in European Union countries, with over 1,700 verified customers using its money transfer application. In addition to enabling transfers to Paycell Wallet in Türkiye, it now offers direct transfers to Turkish bank accounts in partnership with Paytop. Furthermore, Paycell is expanding its corridors to facilitate money transfers to and from other countries. Paycell Europe continues to focus on international money transfer activities, prioritizing growth and service improvements in this area. While the company is researching opportunities to develop financial platform services in the future, its immediate focus remains on enhancing its money transfer services.

As of December 31, 2024, Paycell had 7.4 million three-month active users. The Paycell app has been downloaded 30.0 million times to date. Paycell mobile payments three-month active users reached 6.1 million . The total transaction volume through Paycell reached TRY 102.4 billion in 2024 (not restated for IAS 29).

In 2022, in conjunction with its plans to expand and grow in domestic and foreign market, Paycell started the process of inviting a strategic partner to own a minority stake in the company. Although we received interest from various parties, due to macro-economic and geopolitical developments as well as the pressure on global technological asset valuations, we are not currently actively pursuing this process, although we remain open to opportunistic possibilities, depending on market conditions.

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”)

Sofra was incorporated on July 24, 2018. On October 21, 2024, Turkcell Ödeme acquired a 33.3% stake in Sofra from Posta ve Telgraf Teşkilatı A.Ş., thereby completing the acquisition of all remaining shares and reaching 100% ownership. Sofra offers meal cards issued under the “PAYE Card” brand, enabling personnel of customers to conveniently purchase food at member merchants. At the end of 2024, PAYE Card had 30 thousand active cardholders with services at around 9 thousand merchants. PAYE Card also has a virtual card feature which enables consumers to pay with QR at selected chain stores.

Turkcell Enerji

Turkcell Enerji, a 100%-owned subsidiary of Turkcell, was established on February 20, 2017 with the vision of being a leader in the transformation of energy markets in Türkiye through digitalized, decentralized and decarbonized solutions. Turkcell Enerji owns an electricity supply license, issued by the Energy Market Regulatory Authority (EMRA), on May 11, 2017, for a period of 20 years. This enables the company to trade electricity and/or electrical capacity. Turkcell Enerji is able to supply electricity to eligible residential, commercial and industrial customers in Türkiye.

Turkcell Enerji acquired the entire shares of Boyut Enerji by means of a share transfer completed on August 18, 2021. Boyut Enerji owns Karadag Wind Power Plant located in Izmir, Türkiye, which has an 18MW mechanical installed capacity. The plant commenced operations in 2016 and holds a license that will expire in 2057, and has a state purchase guarantee until the end of 2026.

Turkcell Enerji continued to carry out the project of commissioning solar power plants with a total capacity of 300 MW for self-consumption. As part of this, in 2024, a 54 MW solar power plant has been installed, and a solar power plant with a capacity of 8.2 MW has been commissioned. We intend to continue our focus on renewable energy with large-scale projects and investments.

Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)

Atmosware Teknoloji, which is fully owned by Turkcell, was incorporated with a capital of TRY 5 million on October 8, 2021. Atmosware Teknoloji focuses on developing software products and services, training software developers and aims to serve our Company and its subsidiaries and third parties both in Türkiye and other countries.

In addition to the aforementioned international and domestic subsidiaries, through 2019 and 2020, we established individual companies for our digital services, namely Yaani Digital B.V. (“Yaani”), BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”), BiP B.V., Lifecell Digital, Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”), Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”), Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”) and Lifecell Dijital Servisler to provide management flexibility and allow for potential strategic moves in the medium term.

Artel Bilişim Servisleri A.Ş. (“Artel”)

Artel which is fully owned by Turkcell, was incorporated with an initial capital of TRY 250 thousand on August 16, 2024. Artel carries out development, programming, production, engineering, consultancy, and R&D projects in the fields of computer software, hardware, informatics, communication, telecommunication, internet and system integration within the scope of information technologies and related infrastructure investments.

TDC Veri Hizmetleri A.Ş. (“TDC”)

On July 11, 2024, TDC, in which Turkcell’s subsidiary Turktell Bilisim Hizmetleri A.Ş. (“Turktell”) has a 100% shareholding and whose capital is TRY 250,000, was incorporated.Through a partial demerger transaction executed on February 20, 2025, Turkcell Superonline transferred its data center assets to TDC with the aim of focusing on managing these assets.

Equity Accounted Investments

Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“Togg”)

On November 2, 2017, Turkcell signed the Joint Initiative Group Cooperation protocol, followed by the signing of the Shareholders Agreement on May 31, 2018, indicating Turkcell’s intention to contribute to “Türkiye’s Automobile Project.” The agreement aimed to establish a framework for designing, developing, and manufacturing electric and connected cars, creating a mobility ecosystem, and forming a local company to manage intellectual and industrial property rights.

On June 25, 2018, Togg was incorporated, with Turkcell holding a 19% stake among the six founding partners. On June 1, 2021, founding shareholder Kök Ulaşım Taşımacılık A.Ş. exited, resulting in equal shareholding among AG Anadolu Grubu Holding A.Ş., BMC Otomotiv Sanayi ve Ticaret A.Ş., Vestel Elektronik Sanayi ve Ticaret A.Ş., and Turkcell (through its subsidiary Turkcell Gayrimenkul), each with a 23% stake. Türkiye Odalar ve Borsalar Birliği also holds 8% of Togg.

The unveiling of Togg’s C-SUV model (T10X) and C-Sedan model occurred on December 27, 2019, marking the first models in the product portfolio.

Togg Europe GmbH, a 100% stakeholder of Togg, was established as the Europe User Research Center in Stuttgart within the de:Hub, a German innovation center, on May 19, 2021. On September 27, 2021, Siro Silk Road Temiz Enerji Depolama Teknolojileri Sanayi ve Ticaret A.Ş. (“Siro”) was established by Togg and Farasis Energy to develop energy storage solutions. On December 1, 2021, Trugo Akıllı Şarj Çözümleri Sanayi ve Ticaret A.Ş., a wholly-owned subsidiary of Togg, was established to develop EV charging solutions in Türkiye. On May 9, 2023, Trutek Mühendislik ve Teknolojik Ürünler Sanayi ve Ticaret A.Ş., a wholly-owned subsidiary of Togg, was established in Ankara to develop engineering solutions.

The construction of the production facility in Gemlik, Bursa, commenced in July 2020, and mass production officially started on October 29, 2022.

Togg and Paycell established a strategic partnership for the Togg wallet product and launched it in March 2023, enabling customers to make payments via the Togg wallet to purchase the vehicle.

As of the end of 2024, a total of 49,676 units of Togg’s C-SUV model, the T10X, have been delivered to their owners. Thanks to strong demand and sales performance, Togg has become the leader in the Turkish electric vehicles market in 2024, based on sales, according to the Automotive Distributors’ and Mobility Association.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfı,” “Foundation”) was founded by our Company on October 11, 2018 in Türkiye. The Foundation is a not-for-profit organization that intends to reduce the public burden of the state by contributing to projects and charities that will meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. The board of directors of the Foundation consists of five members, all of which have been appointed from among the high or senior level executives of Turkcell.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue in order to pursue our strategy for growth by participating in those opportunities meeting our criteria. We may pursue inorganic growth opportunities both in Türkiye and internationally in order to leverage our experience and technological base. We may also pursue opportunities which include alliances, such as MVNOs, management service agreements and marketing partnerships, and that may be in the area of mobile or fixed telecommunications and services. We may also evaluate network sharing opportunities and participate in joint infrastructure companies within Türkiye. We will evaluate the opportunities of marketing the portfolio of our digital services in international markets to increase the users and our revenues from these services. We could also be interested in the acquisition of additional renewable energy production assets in accordance with Turkcell Group’s target of becoming a company meeting its electricity needs from eco-friendly resources.

We participated in the establishment of Turkcell New Technologies Venture Capital Investment Fund on March 7, 2022. The fund’s commitment is TRY 500 million. Its aim is to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies to reach their growth targets. Moreover, the goal is to create strategic and financial benefits, and accordingly long-term value for our Company, through the synergies expected to be generated by these ventures. From its establishment to the end of 2024, our Company has invested around TRY 420 million (not restated for IAS 29) through our fund for the current portfolio, for which our company has no binding obligation to contribute further capital.

XI. Sustainability

Sustainability Strategy

Innovation and technology are the core catalysts of sustainable development, a key objective of our current world. In this scope, mobile communication and digital technology applications play a major role in creating the infrastructure of sustainable development. Since we operate on a broad value chain that expands from mobile communication to digital applications, we aim to play a leading role in our operation ecosystem also with our sustainable integrated value model, as we do in every field. Accordingly, we listen to our stakeholders at every opportunity to learn about their expectations, support sustainable development with the solutions we develop by following international trends and good practices, and strengthen our leading position in the sector with our effective and profitable business model that creates long-term value for our stakeholders.

Sustainability Governance and Committees

The Turkcell Board of Directors are the highest-level bodies for steering Turkcell’s overall sustainability strategy. In 2020, Turkcell established the Integrated Value Creation Committee and Sustainability Committee. The main task of the Integrated Value Creation Committee, which operates at the senior management level under the leadership of the Chairman of the Board of Directors, is to ensure the link between the strategic and the operational level of Turkcell’s Integrated Value Creation Model. The Integrated Value Creation Committee reports to the Board of Directors on the activities carried out within the framework of the Environmental, Social and Governance (“ESG”) policy and obtains its approval for disclosure to the public through the Integrated Annual Report. The Turkcell Sustainability Committee, which operates with the participation of the its business unit directors, is responsible for identifying sustainability priorities and the risks and opportunities arising from these issues in line with the ESG policy, determining and implementing short and long-term action plans for these issues, and reporting the results obtained to the Board of Directors through the Integrated Value Creation Committee. Efforts to improve performance in the identified target areas are carried out by project teams, which are formed with the participation of the Company’s senior management and are determined according to their areas of expertise.

Methodology

An important part of the analysis of our sustainability performance with internationally accepted methodologies are the evaluations made within the scope of sustainability indices and evaluation systems. In this scope, we provide information to the MSCI ESG Index, Borsa Istanbul Sustainability Index, and CDP Climate Change Reporting every year. Turkcell’s score in the 2023 CDP Climate Change Program was rated as A, making it a climate leader globally and sector leader in Türkiye. Moreover, Turkcell achieved the highest A rating in the CDP Supplier Engagement Rating, which evaluates primary actions and strategies for reducing greenhouse gas emissions and climate change risk across the supply chain. In 2024, Turkcell raised its rating to A in the MSCI ESG Index. Turkcell continues to be a part of the BIST Sustainability 25 Index which adopts LSEG’s ESG scoring metrics and lists the top 25 companies with the best sustainability performance in Türkiye. We have near term greenhouse gas emission reduction targets validated by the Science-Based Targets Initiative (“SBTi”) in order to bring our commitment to combating climate change to a systematic and rational framework. Our SBTi approved targets are in line with a 1.5C° trajectory. In this context, we aim to reduce our absolute Scope 1 and 2 greenhouse gas emissions by 50.47% by 2030 compared to 2020 base year emissions. We aim to reduce our absolute Scope 3 greenhouse gas emissions by 25% by 2030 compared to the base year of 2020. We continue our emission reduction efforts in line with our SBTi targets. We are in dialogue with SBTi on long-term target setting. Moreover, in 2023, Turkcell became the first telecommunications company in Türkiye to balance Scope 1 and Scope 2 emissions through carbon reduction solutions from projects undertaken and additional carbon offset certificates procured. Turkcell also balanced Scope 1 and Scope 2 emissions for the year 2024.

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

In line with this, Turkcell considers the risks and opportunities arising from climate change in its corporate policies and strategies, as well as its planning processes related to operational and service development. Turkcell closely follows those elements among its operations that may have an effect over climate, including energy consumption and greenhouse gas emissions.

As the telecommunication sector uses electricity intensively, at Turkcell, we take energy consumption seriously and manage it according to international system standards, such as ISO 50001. The energy consumption points are continuously monitored and efforts are made to increase energy efficiency with the measures taken. Beginning in 2021, Turkcell started supplying all its electricity from certified renewable sources (YEK-G), and investing in renewable energy in line with the goal of achieving net zero operations by 2050. Turkcell uses 100% renewable energy with certificate and plans to install a 300 MW solar power capacity by the end of 2026.

The Turkish Sustainability Reporting Standards (TSRS) entered into force on January 1, 2024, with the decision of the Public Oversight Authority in Türkiye. These standards are based on IFRS S1 and IFRS S2 developed by the International Financial Reporting Standards Foundation and issued by the International Sustainability Standards Board. In line with decision, we published an integrated annual report on sustainability matters in March 2025.

Moreover, in December 2024, Turkcell published its sustainable finance framework, (with an independent second-party opinion from DNV) linked to the United Nations Sustainable Development Goals and aligned with the Green Bond Principles 2021 (with June 2022 Appendix 1), the Social Bond Principles 2023 and the Sustainability Bond Guidelines 2021 as published by the International Capital Market Association (ICMA). Turkcell’s Framework is also aligned with the Green Loan Principles 2023 and the Social Loan Principles 2023 as published by the Loan Market Association, the Asia Pacific Loan Market Association and the Loan Syndications and Trading Association.

XII.Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of December 31, 2024, we believe that certain of our business activities in 2024, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA. The data provided in this section have not been restated for IAS 29.

During the year ended December 31, 2024, Turkcell had international roaming relationships with the following companies in Iran: Telecommunication Company of Iran, Irancell Telecommunications Services Company (“MTN Irancell”), Gostaresh Ertebatat Taliya PJS (“Taliya”) and Rightel Communication Services Company PJS (“Rightel”). Turkcell had gross revenues of approximately TRY 40.5 million and net profits of approximately TRY 33.2 million attributable to these agreements during the year ended December 31, 2024.

Turkcell has developed several digital services such as BiP, fizy, lifebox, TV+ etc. which are available for download free of charge and have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2024, gross revenues attributable to these agreements were approximately EUR 450 thousand and net profits were approximately EUR 135 thousand. Turkcell Superonline provided transit IP and leased line services through network interface agreements with Teleka Maedeh Co. (Telecom Idea). During the year ended December 31, 2024, gross revenues attributable to these agreements were approximately EUR 443 thousand, and net profits were approximately EUR 133 thousand.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. One of our major shareholders TWF has indicated that, although they do not have a business relationship or investments in Iran or Syria, as publicly reported, in accordance with the terms of the natural gas sale and purchase agreement from 1996 between the Republic of Türkiye and Iran, Boru Hatlari ile Petrol Tasima AS, a wholly-owned entity of TWF, has been importing natural gas from Iran to the Republic of Türkiye since December 10, 2001 following the completion of the pipeline connection between the two countries. As per TWF’s statement, gas related payments made under existing natural gas sales/purchases contracts and delivered to Turkish market are exempt from sanctions and this information has been also disclosed to the World Bank as part of its financing in 2017 in relation to the Trans Anatolian Natural Gas Pipeline (TANAP), and its financing in 2018 in relation to gas storage expansion project at Salt Lake Natural Gas Storage Facility. In addition, Letterone Investment Holdings S.A. which has an indirect economic interest in our shareholder IMTIS Holdings has indicated that one of its subsidiaries, Remedica Limited, have contracts with non-government organizations in Syria and Iran via well-known, reputable global pharmaceutical companies.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued general licenses authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2025.

XIII.Regulation of the Turkish Telecommunications Industry

The data provided in this section have not been restated for IAS 29.

a.Overview

All telecommunications activity in Türkiye is regulated by the ICTA. The Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008, is the principal law governing telecommunications activity in Türkiye. The Electronic Communications Law was published to respond to the rapidly-evolving Turkish telecommunications industry, and all secondary regulations have been updated to be in accordance with this law. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

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

The Universal Service Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to the fulfillment of universal services in the electronic communications sector. In accordance with Law No. 5369, the scope of universal services is determined and periodically reviewed, with the review period not exceeding every three years, and can be re-determined by the President of Republic of Türkiye.

The legislation designates the following as universal services: fixed-line telephony services, public pay telephones, telephone directory services to be provided in printed or electronic environments, emergency call services, internet services, passenger services to residential areas where access is solely provided by sea and sea communication and sailing safety communication services.

This law mandates that all operators designated to provide universal services, except for those obligated to pay Treasury Share, must pay 1% of their annual net sales revenue towards the universal service fund, while operators that are liable to pay Treasury Share must pay 10% of the Treasury share amount to the ICTA as universal service contribution. The General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Türk Telekom and the GSM operators are currently designated as universal services providers.

The Council of Ministers Decision No. 2011/1880, which was published in the Official Gazette dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or below. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport and Infrastructure. This contract was renewed until December 31, 2018, and the extension contained new requirements to provide mobile broadband services and to operate the new and existing networks together. The Ministry of Transport and Infrastructure has approved the extension of the contract under the same conditions by periods of six months through December 31, 2021. Furthermore, the maintenance, repair and operation services of the sites established within the scope of the Universal Phase-1 project that was carried out by Turkcell were transferred to Turksat as of April 1, 2022.

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

In 2020, as per the amendments to Articles 49 and 50 of the Electronic Communication Law, subscription agreements are allowed to be concluded either in writing or electronically through methods determined by the ICTA which enable the identity verification process of subscribers. Within this scope, the Regulation on the Identity Verification Process of the Applicant in the Electronic Communication Sector was published by the ICTA in the Official Gazette dated June 26, 2021. The Regulation introduced new methods and standards for identity verification in the electronic communications sector. According to the Regulation our Company bears the burden of proof in all transactions, including objections to the administrative or judicial processes.

In 2022, as per the amendments to Article 3, 9 and 60 of the Electronic Communication Law, the activities of OTT service providers offering interpersonal electronic communication services within the scope of voice, text and visual communication in Türkiye have been made subject to authorization by the ICTA. Accordingly, those OTT service providers have to abide by certain rights and obligations in the Law to be determined by ICTA according to the nature of OTT service provision. With the assignment of the BiP application, an OTT service provider, to Turkcell, Turkcell becomes subject to the obligations introduced by this regulation regarding the services it provides through the BiP application.

c.Regulations Related to Market Analyses

According to the Electronic Communications Law it is among the duties and authorities of the ICTA to conduct market analyses in the electronic communication sector, to identify the relevant market and the operator(s) with significant market power (“SMP”) in the relevant market.

In the Mobile Call Termination Market, all three operators are designated as having SMP. Accordingly, the mobile termination rates of all operators are regulated by the ICTA.

In the Mobile Access and Call Origination Market, only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market was deregulated and Turkcell’s SMP designation was removed. For additional details and further steps regarding Turkcell’s SMP designation, see “—u. Access and Interconnection Regulation.”

Regarding the fixed broadband markets, in 2019, the ICTA finalized “The Wholesale Central and Local Market Analysis.” By its Board decision dated December 31, 2019, the ICTA decided to designate Türk Telekom as the sole SMP for both markets. Access to fiber products (Fiber Bitstream, Virtual Unbundling of Local Access (“VULA”) and margin squeeze obligations were also imposed on Türk Telekom, in addition to its existing obligations. As a result of being SMP operator in relevant markets, Türk Telekom was obliged to publish reference offers. Türk Telekom’s Reference IP Bitstream Offer has been published. The updating process is still ongoing for Türk Telekom’s other reference offers (Ethernet Bitstream, VULA, Local Loop Unbundling (“LLU”), Facility Sharing and Dark Fiber, Co-location and Building Access) in which terms and conditions are defined.

Based on the wholesale fixed local and central access market analysis published in 2019, Türk Telekom is obligated to offer copper and fiber access products. ICTA has determined that Türk Telekom may decommission all networks relying on copper infrastructure (copper switch-off) in FTTH deployed locations. After issuing Building and Subscriber Notifications to the Internet Service Providers indicating that Türk Telekom’s fiber access is available on the premises, Türk Telekom will no longer fulfill new copper access or relocation requests. Türk Telekom may terminate copper-based access products 90 days after a Service Termination Notification is issued to internet service providers.

d.Regulation on Quality of Service in the Electronic Communications Sector

The Regulation on Quality of Service in the Electronic Communications Sector, effective since December 31, 2011, is applicable to all operators that provide service to end users and sets out the procedures and principles to control the conformity of the services of operators. Mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. Additional requirements for service quality must be fulfilled. If the operators fail to reach these requirements more than once, this may result in the imposition of penalties. The results of quality measurements can also be made publicly available on the website of the ICTA for a period of one month, stating that the operator has failed to comply with the service quality requirements.

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

f.Regulation on Authorization regarding the Electronic Communications Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector” (“Authorization Regulation”), which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure. In 2016 and 2021, there were major amendments to the aforementioned Regulation. According to the amendments:

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

(10)

Operators were required to apply to the ICTA with the necessary information and documents for authorization by December 31, 2023. Applications were made within the specified time period for the Turkcell Group companies impacted by this regulation: Turkcell Superonline and Global Tower.

g.Regulation on Mobile Number Portability

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational since the fourth quarter of 2008. A lawsuit has been filed requesting termination and cancellation of the execution of the “Regulation on Mobile Number Portability,” which was issued by the ICTA and entered into force through publication in the Official Gazette dated February 1, 2007 and numbered 26421. Upon the rejection of the case and the finalization of this decision, Turkcell made an individual application before the Constitutional Court against the decision. The Constitutional Court held that the claim regarding the violation of the property right was acceptable and that the property right was violated and decided to send a copy of the decision to the 13th Chamber of the Council of State for a retrial in order to eliminate the consequences of the violation of the property right. The Council of State canceled the Mobile Number Portability regulation. The defendant administration and Intervenor TT Mobil appealed the decision. The company responded to the appeal requests in due time. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation and amended certain Articles of this Regulation in November 2015. Mobile subscribers are eligible to make a porting request only after 90 days of the date of activation of their first mobile connection.

Furthermore, the ICTA published the “Regulation Amending the Number Portability Regulation” and “Procedures and Principles Regarding Number Portability Implementation Process” on February 12, 2022, seeking to align the ongoing number portability procedures with the Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector, as well as to increase measures to prevent involuntary port-outs and slamming. Regulations regarding the method to be applied in the control of identity information entered into force on December 31, 2022.

h.Regulation on Security of Network and Information in Electronic Communications Sector

In 2008, the ICTA published the “Regulation on Security of Electronic Communication,” which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threats or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Türkiye to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Türkiye. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, the Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and were deemed to be in compliance with the ISO 27001:2013 version. ISO/IEC 27001:2013 certification is regularly renewed every year. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA repealed the above regulation and published the “Regulation on Security of Network and Information in Electronic Communications Sector” which requires the Company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Computer Emergency Response Center, in addition to the abovementioned obligations.

i.Presidency Circular on Information and Communication Security Measures

The Presidency Circular on Information and Communication Security Measures dated July 6, 2019 (the “Circular”), aims to ensure the security of critical data, which may threaten national security or lead to the deterioration of the public order when the data privacy, integrity and accessibility are impaired. Pursuant to the Circular, the Presidential Office for Digital Transformation published an “Information and Communication Security Guide,” on July 27, 2020, which sets out the information and communication security measures to be followed by public institutions as well as the enterprises providing critical infrastructure services which includes telecommunication operators. The guide covers measures and related activities to be carried out by public institutions and concerned enterprises to ensure the security of their asset groups, applications and technology in accordance with degree of criticality, i.e. basic, medium and advanced. Accordingly, telecommunication companies shall determine the degree of criticality of their assets and draw a roadmap to implement effectively the concerned measures for asset groups with advanced criticality level in two years. The guide is expected to be updated periodically, and to be published on the website of the Presidential Office for Digital Transformation.

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

k.The Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector

One of the principles that the ICTA must follow is the creation and protection of a free and efficient competitive environment. The Electronic Communications Law specifies that the ICTA is authorized to set rules (that do not contradict the Turkish Competition Law) to prevent anticompetitive acts, to investigate the operators ex officio or upon a claim, and to take necessary measures against anticompetitive actions. Considering that applications regarding anticompetitive acts are made by different methods and based upon a variety of documents, the ICTA published the “Principles on Applications Regarding Anticompetitive Acts in Electronic Communications Sector” on December 20, 2017 in order to clarify these points.

l.	Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 27,503.44 plus 20% per station for the year 2025) will apply only to BTS established after December 6, 2012.

m.Zoning Law and Construction Certificate Requirement of Base Stations

On October 1, 2009, the Supreme Court of Appeals rescinded the regulation regarding the exemption for base stations from obtaining construction permits. The existing zoning law in Türkiye now requires mobile operators to obtain construction certificates for all existing and new base stations, resulting in the shutdown of certain stations for which certification cannot be obtained. In Türkiye, nearly half of the premises were built illegally without any permission. As a result, a number of municipalities started taking legal action such as affixing seals to suspend construction, or demolition orders against base stations, negatively affecting our coverage, quality of service and customer experience. We have also taken legal action requesting nullity of those acts.

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

However, these legal provisions were reviewed by the Constitutional Court, which, in its decision dated June 1, 2023, ruled that three specific provisions were unconstitutional and therefore annulled: (i) the use of the term “permit” in the paragraph regulating procedures for stations established before the amendment of the law, (ii) the exemption granted to stations installed between 2004 and 2009, and (iii) the provision preventing demolition decisions for stations built before the amendment. The rest of the provisions from the Zoning Law remain in effect. Following the Constitutional Court’s annulment decision published on October 18, 2023, the gap created in the processes related to rooftop electronic communication systems was addressed with a new legal provision, which was published and came into effect on December 12, 2024. This amendment introduced a regulation requiring license applications for the base stations built between 2004 and 2009 to be submitted within a year, with the aim of resolving existing gaps and uncertainties in the process for these periods. Any delay or failure to receive approval for these applications, or any further regulatory changes, could result in additional costs and obligations in connection with our base stations.

n.Regulation on the Internet

The Law on the Regulation of Broadcasts via the Internet and the Prevention of Crimes Committed Through such Broadcasts has been revised by Law No. 6518, which became effective on February 19, 2014. The new law required that all internet access providers, which include all mobile and fixed network operators, as well as all internet service providers, form a Union of Internet Access Providers (“UAP”) within three months, which was duly established. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined in an amount equal to one percent of the previous year’s revenues.

In addition, the law raised the existing fines for not removing content as requested by the court. The law also introduced URL-based blocking of websites which requires capital as well as operating expenditures for all internet access providers.

o.GSM Licensing in Türkiye

The terms of license agreements are governed by the Authorization Regulation, which provides that the ICTA must approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

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

The licensee is responsible for installing telecommunications equipment in conformity with international signalization systems and abiding by the numbering plans. Furthermore, the licensee is obligated to make the necessary investments to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables, in operating condition, are to be transferred by the licensee in accordance with the license agreement.

p.Our GSM License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of USD 500 million. In 2002, we signed a renewed license agreement for our GSM license. Our Company is obliged to pay a a monthly treasury share to ICTA, amounting to 15% of our gross revenue. Of this amount, 90% is considered as the treasury share, while the remaining 10% is allocated to the universal service fund. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands conducted by the ICTA in June 2008, the license agreement was amended to include the additional frequency band, and was signed in February 2009 by Turkcell and the ICTA, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands, and was signed again in February 2016 with small amendments. The license agreements of Turkcell were last amended in 2019.

Terms and Conditions

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years until 2023, which was renewed on March 31, 2023 for a further six years until April 30, 2029.

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

Coverage

Our GSM (2G) license requires that we meet coverage and technical criteria. We had to attain coverage of 50% of the population of Türkiye (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Türkiye (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most twenty areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. We met and surpassed all coverage obligations before their due dates.

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

The 3G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G. However, with respect to dispute resolution, while our 2G license provides for arbitration for the settlement of disputes, under the 3G License Agreement, disputes arising between the parties shall ultimately be settled by the Council of State of the Republic of Türkiye.

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to obtain at least 40% of its electronic communications investments from suppliers that have a research and development center in Türkiye and the obligation to obtain at least 10% of its electronic communications investments from suppliers that are small and medium sized enterprises established in Türkiye.

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

The statutes, rules and regulations applicable to our activities and our 2G and 3G licenses are generally subject to change, in some cases, incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulations in Türkiye are generally limited. In addition, there have been several changes to the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further, or be interpreted in a manner that could materially and adversely affect our operations.

s.IMT Authorization

In the IMT tender held on August 26, 2015 to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD, TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G spectrum allocation of any operator in Türkiye (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for EUR 1,623.5 million (excluding VAT and interest payable on the installments).

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

(a)	must achieve population coverage of 95% of the population of Türkiye and coverage of 90% of the population within 81 provinces and 973 sub provinces within eight years,
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

We have not always been, and in the future may not be, in full compliance with the coverage obligations under our licenses, most recently with respect to 3G settlement coverage and coverage of tunnels in 4.5G. Due to past non-compliance, the ICTA imposed administrative fines on our Company in 2022 and required us to establish a total of 400 3G sites. We complied with this requirement, establishing 200 3G sites in 2023 and another 200 3G sites in 2024. We were also required to install a sufficient number of 4.5G sites in tunnels that were not in compliance, which increased our investment costs.

In addition, while building its infrastructure for 4.5G networks, Turkcell, as well as its competitors, is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Türkiye. The local network related hardware purchase requirement is defined over three periods: 30% for the first year, 40% for the second year and 45% for the third and subsequent years, in addition 30% for the average of the first four-year period (2015-2019), 40% for the average of the second four-year periods (2019-2023) and 45% for the average of the third (2023-2027) and subsequent four-year periods. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA six months before the due date, and request an easing or removal of the requirement. In accordance with the regulation, operators have requested the removal of this requirement for eight annual reporting periods, between 2015 and 2023, and the average of the first two four-year period containing 2015-2019 and 2020-2023 (the Company has fulfilled 45% of its purchase obligations for the period 2022, 2023 and the average of the second four-year periods between 2019-2023). However, operators’ requests to waive this requirement for the reporting periods between 2015-2021 and the average of the first four-year period have been rejected by the ICTA; in this context, administrative fines, amounting to TRY 95.5 million in total (not restated for IAS 29) were applied to the Company for three periods between 2015 and 2018. Some of the lawsuits relating to the cancellation of these administrative fines are ongoing. Although, we are challenging the imposition of these fines, we may not be successful. Additionally, administrative fines may also be applied for not meeting the requirements of 2018-2021 reporting periods and the average of the first four-year reporting periods. This also may result in material adverse effects on our financial results.

In addition to the above mentioned obligations, in the context of the 4.5G license, the Company assumed the obligation to obtain at least 40% of its electronic communications investments from suppliers with a research and development center in Türkiye, as well as the obligation to obtain at least 10% of its electronic communications investments from small and medium sized enterprises suppliers that are established in Türkiye and manufacture local products.

Furthermore, with the ICTA Board Decision dated November 16, 2021 and published on January 13, 2022, the ICTA has amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks” in a way to expand the local product obligations in the 4.5G authorization agreement. The amended regulation requires the share of equipment purchased from a single supplier within an investment period not to exceed 50% of total investments and the operators must inform the ICTA and comply with the Board decisions before the investments to be made relating to critical network elements.

Breaches of the abovementioned obligations and breaches resulting in the termination of the GSM and IMT-2000/UMTS concession agreements for any reason shall also result in the termination of the Operator’s 4.5G authorization. The Company may apply to the ICTA between 18 and 12 months before the natural end of authorization (April 30, 2029) for renewal. The ICTA may renew the authorization, taking into account the current legislation.

t.Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our subsidiaries BeST and Kıbrıs Telekom hold GSM licenses in Belarus and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. Kıbrıs Telekom has also obtained 4G and 5G licenses and Internet Services Provider and infrastructure establishment and operation licenses. If BeST and Kıbrıs Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Digital, Lifecell Müzik and Lifecell TV have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

i.	Belarus License Agreement

BeST owns a license for mobile services without technological limitations (mobile technology neutral), issued on August 28, 2008, for a period of 10 years. However, in accordance with the Edict of the President of Belarus dated November 26, 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from March 1, 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, BeST has coverage requirements for 2G and 3G networks. BeST had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements. Management of the company keeps working with the regulatory body regarding 2G license requirements and has applied for certain license requirement adjustments. We expect to have some regulatory changes in 2G mobile networks operations and those changes may eliminate coverage requirements in 2G network in the upcoming years. 3G related license requirements have been fulfilled.

Based on local legislation, 4G infrastructure can be built by JLLC beCloud only. BeST uses beCloud’s infrastructure to deliver LTE services for its customers.

ii.Turkcell Superonline Authorizations

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

Turkcell Superonline was authorized as a Platform Operator and Infrastructure Operator in accordance with the Radio and Television Supreme Council’s (“RTUK”) decision numbered 24, dated March 26, 2014. Such authorizations have been provided by the RTUK, according to the rules of the Media Law and also the RTUK By-Law on Broadcasting via Cable Networks. In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually. Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Turkcell Superonline has the right to operate the platform and infrastructure of TV services. Pursuant to the same amendment, it was stipulated that companies that do not provide services related to their authorizations within three years from the date they are granted will have their authorizations revoked. In this regard, there is a risk that Superonline’s authorization for the Mobile Virtual Network Operator Service could be revoked.

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

The Regulation is driven largely by the goal of improving the competitive environment and ensuring that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for access to and use of its network. All telecommunications operators in Türkiye may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by the ICTA.

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

Since January 1, 2024, SMS termination rates are determined commercially between the parties. If an agreement cannot be reached regarding such rates, operators can apply to the ICTA to request a reconciliation procedure. Commercial agreement procedures remain ongoing. As the commercial negotiations conducted by the operators had remained inconclusive, the ICTA has determined SMS termination unit rates for the past three years as a result of reconciliation procedure. However, bilateral commercial negotiations were conducted successfully between operators for 2025, and the SMS interconnection rate for 2025 was set at TRY 2.6 kr/SMS. The additional protocol signing processes are ongoing.

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

The ICTA regulates FTRs as well, and designated Türk Telekom as having significant market power. As a result of the market analysis regarding Fixed Call Termination Market in December 2020, the ICTA decided to switch to IP-based next-generation network structure (from traditional Time-Division Multiplexing network) in interconnection services, thus adopted a single-stage fee structure and temporarily determined Türk Telekom’s IP interconnection rate as 1.71 kr/min until January 1, 2022. Subsequently, the ICTA has published a glide path for call termination rates for all fixed operators for the years 2022-2024. Please refer to the table under Interconnection Rates/Fixed Call Termination Rates section, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the approved termination rates. As of 2025, interconnection fees have been fixed at TRY 1.47 for all fixed operators.

Our Company’s Access and Interconnection Agreements Concluded with Other Operators

Turkcell and Turkcell Superonline have interconnection agreements with various operators including Türk Telekom, Vodafone, TT Mobil and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile/fixed communications systems.

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

iv.MVNO Agreement

A full MVNO agreement was signed between Turkcell and Netgsm, a local telecommunications company, on November 5, 2020. If neither party submits a request for termination at least three months before the expiration date, the agreement is automatically renewed for an additional one-year term under the same terms and conditions. The scope of the agreement is wholesale mobile communication services including data, voice and SMS. Wholesale data rates were determined by the ICTA as a result of the conciliation process carried out between the parties and were added to the contract. Netgsm has been offering consumer and enterprise mobile bundle tariffs in the local market.

On August 2, 2024, Turkcell issued a notice to terminate NetGSM’s MVNO services and ceased providing access services on November 5, 2024, except for the SIM Cards already active in Turkcell’s network prior to such date. To minimize the disruption and allow a grace period, Turkcell intended to maintain connectivity for those existing NetGSM SIM Cards during the following months based on fees determined by the ICTA. During the discussions, ICTA issued a decision requiring Turkcell to continue providing services to NetGSM until the resolution of the reconciliation process. ICTA subsequently issued another decision setting the mobile data access fees for 2024 and 2025, and later required Turkcell to continue providing services to NetGSM for both existing and new subscribers. Turkcell has filed three lawsuits seeking the annulment of these decisions while continuing to provide service to the lines active prior to November 5, 2024. The legal and investigation process is ongoing and ICTA may impose further regulatory obligations or administrative fines within the scope of the ongoing investigation.

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

The ICTA published a Communiqué concerning “Co-Location and Facility Sharing” on December 2, 2010 (which abolished the Regulation published on December 31, 2003). According to the Communiqué, the ICTA should determine operators to be co-location incumbent if operators do not enable co-location, or where is a dispute against competition, or end-users. Similarly, the ICTA may set tariffs if the tariffs for co-layout are not determined on a cost basis.

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

In the 4.5G authorization document, in provinces with a population of less than ten thousand and at sites to cover highways, dual carriageways and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G authorization document does not provide details on compliance with international standards. The ICTA may oblige operators to buy and use locally produced products, independent of quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could adversely affect our customer experience. See “Item 3. Key Information—D. Risk factors—Risks Relating to the Telecom Industry—The obligations of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.”

Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published in the Official Gazette dated December 27, 2012. As per this regulation; all fixed infrastructure providers must prioritize facility sharing and co-location in their investments which mandates operators to check if there is any available infrastructure exists or not for the planned route. If it is determined that there is another operator’s infrastructure on the planned route, the use of this infrastructure should be prioritized, if possible. Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or institutions. Since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Türkiye—Türk Telekom—to seek if Türk Telekom’s infrastructure is available to share for the operator-requested route and to perform the needed excavation work on their behalf (Türk Telekom’s reference offer public consultation process for facility sharing is still ongoing, there is no existing agreed commercial offer for Türk Telekom’s infrastructure excavation work on behalf of operators). After Türk Telekom’s rejection of infrastructure sharing, operators may ask for the right of way confirmation from the Ministry of Transportation and Infrastructure. Having the right of way confirmation, operators shall apply to the public authorities to get permission for the required excavation work.

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

The most recent framework for consumer protection is provided by the “Regulation on Consumer Rights in the Electronic Communications Sector,” which was published on October 28, 2017. This regulation abolishes other predating regulations on consumer protection. The Regulation imposes numerous obligations on operators with respect to transparency and informing consumers, the subscription process and the provision of services, tariffs and campaigns, contracts, charging and billing and the cancellation of subscriptions. An amendment to the Regulation was made on January 18, 2022, seeking to align the regulation with “The Regulation on the Applicant’s Identity Verification Process in the Electronic Communications Sector” and to impose new obligations on operators, including increasing the number of channels through which subscribers can apply to cancel their subscriptions and granting subscribers the right to cancel their subscriptions without paying a cancellation fee if the internet service quality does not meet the “Address-Based Internet Speed Test Criteria” (“Criteria”) – that will be determined by the ICTA when the regulation regarding the standards of Fixed Internet Service Quality is finalized. The effective date of the articles related to applicants’ identity verification processes was March 1, 2022, while the effective date of the other articles was December 31, 2022.

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

Preventing bill shock has been one of the ICTA’s objectives, resulting in several regulations that impose obligations on the operator to offer upper limits to bills and to remind and inform the subscriber on their levels of use. “The Procedures and Principles Regarding the Services with Limited Amount of Use and the Applications of Upper Limits of Bills” was published on August 19, 2016 and has been in force since 2017.

The ICTA has duties to ensure the safe use of Internet as well. The ICTA’s board decision dated August 22, 2011 obliged operators to offer the “Safe Internet Service” to requesting subscribers free of charge. The ICTA Decision dated June 8, 2021 mandated the “Safe Internet Service Family Profile,” which can restrict subscribers from accessing certain internet addresses and content, to be the default profile for new mobile and fixed subscriptions, unless otherwise requested by the subscriber.

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

By means of a Board Decision the ICTA decided that, effective from March 3, 2023, the number of postpaid and prepaid individual lines should be limited to 15 per each Turkish citizen and three per each foreigner, while the number of “Prepaid and Postpaid Individual Lines” that can be provided to each person in the same month in total, by an authorized retailer should be limited to four.

x.Regulation on Data Privacy in the Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the processing of personal data and protection of privacy. Accordingly, the ICTA published “Regulation Concerning the Processing of Personal Data and the Protection of Privacy in the Electronic Communications Sector,” of which a revised version came into force on June 4, 2021.

This regulation aims to determine the procedures and principles of personal data processing and the protection of privacy in the electronic communications sector. The regulation sets out the sector-specific rules such as security measures, notification of data breach and data breach risks, obtaining explicit consent, data transfers, traffic and location data, caller ID blocking.

y.Law on the Protection of Personal Data

Türkiye, as part of its legislative reforms to align with the EU legislation has adopted an extensive data protection regime. The Law on the Protection of Personal Data (the “Law”), which came into force on April 7, 2016, regulates the processing and transfer of personal data of natural persons and the protection of privacy.

The Law establishes several obligations for processing and transferring personal data including but not limited to fair and lawful processing, protection of personal data, obtaining consent, providing notice of processing, registration with the Registry of Data Controllers and notification to the Data Protection Authority (“DPA”) in the event of a data breach. According to the Law, the DPA is authorized to impose sanctions and precautionary measures as well as administrative fines which are specified in the Law.

The Law also determines the rights of the data subjects, such as the right to apply to the data controller to learn whether their personal data has been processed, to learn whether it is being used in accordance with the purpose of the processing, to learn the third parties to whom the personal data is transferred in Türkiye or abroad, to request the rectification, erasure or destruction of personal data, and to request notification of such actions to third parties to whom the data has been disclosed.

As per Article 16 of the Law, the By-Law on the Data Controllers Registry, which specifies the procedures and principles regarding the registration of Data Controllers was published on December 30, 2017 and came into force on January 1, 2018. Pursuant to this regulation, data controllers are obliged to register with the registry prior to processing personal data, and exemptions from the registration requirement are to be determined by the Data Protection Board. Accordingly, the Company registered with the registry within the set deadline by the Data Protection Board. Data controllers that are not established in Türkiye also have the responsibility to register with the Registry via their representative that they will assign and data controllers are obliged to prepare a personal data processing inventory that includes the purposes for processing of personal data, data categories, data subjects, the maximum retention period of the data and technical and organizational measures taken regarding data security.

In addition to the aforementioned by-law, on October 28, 2017, the Regulation Regarding the Deletion, Destruction and the Anonymization of Personal Data was published and came into force on January 1, 2018. The objective of the Regulation is to set forth procedures and principles regarding the deletion, destruction or anonymization of personal data processed wholly or partly by automated means or by non-automated means which form part of a data filing system. Furthermore, the Communiqué on the Principles and Procedures to be Followed in Fulfillment of the Obligation to Inform and the Communiqué on the Principles and Procedures for the Request to the Data Controller was published and came into force on March 10, 2018 regulating principles and procedures in relation to the obligation to provide notice to data subjects and rules and processes for data subjects to exercise their rights regarding personal data. With respect to international data transfers, the DPA has not yet published the list of countries that have an adequate level of protection to date.

Failure to comply with the Law may result in the imposition of administrative sanctions, including fines of up to TRY 9.4 million by DPA as of January 2024. The Company is implementing a compliance program addressing requirements arising from the Law and its secondary legislation, as well as the General Data Protection Regulation (“GDPR”). The GDPR applies to several products and services of our Company provided to data subjects in the European Union.

Additionally, under the GDPR, a Data Protection Officer (“DPO”) must be appointed to represent data controllers who are subject to regulation. Türkiye’s privacy legislation does not require data controllers to appoint a DPO; however Turkcell appointed a DPO in 2022 to continue its effective and focused management of data protection.

The Law No. 7499 on Amendment of the Code of Criminal Procedure and Certain Laws, which includes critical amendments to the Law on the Protection of Personal Data, was published in the Official Gazette on March 12, 2024. Significant changes regarding the processing of sensitive personal data, cross-border transfers of personal data, administrative sanctions, and legal remedies against administrative fines took effect on June 1, 2024.

This amendment introduced new revisions for cross-border transfers of personal data to align with the GDPR (“General Data Protection Regulation”) that became applicable after September 1, 2024, where explicit consent is not mandatory. According to this new system, if there is an adequacy decision taken by the DPA, cross-border transfers of personal data are possible without explicit consent. If there is no adequacy decision, cross-border transfers of personal data without explicit consent are possible if appropriate safeguards are provided. If there is no adequacy decision or appropriate safeguards, cross-border transfer of personal data may still be possible without explicit consent in some special cases. Details on the subject were described in the Guide on Cross-Border Transfer of Personal Data published by the DPA on January 2, 2025. Additionally, the DPA issued standard contract templates to be signed between the parties for cross-border data transfers on July 10, 2024.

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

bb.Regulation on Refurbished Products

The regulation on the refurbishment of used mobile phones and tablets, warranty conditions of refurbished devices, authorization of refurbishment centers, and regulation of the obligations of market actors entered into force on August 22, 2020. The Turkish Standardization Institute determined the standards for refurbishment centers on February 17, 2021, and authorized the refurbishment centers. In this context, consumers may access to second-hand mobile phones with a higher reliability, and so, more second-hand devices are expected to be included in the ecosystem.

cc. Regulations Regarding the Southeastern Türkiye Earthquakes

The ICTA published the Board Decision entitled “Measures to be Taken Due to Earthquake Disaster” on February 14, 2023. According to this Decision, among other obligations, free of charge services and additional benefits were to be provided and bills were to be postponed for at least a month, for subscribers who had received mobile services or subscribers whose registered address or fixed service facility address was located in the provinces where a state of emergency was declared as of February 6, 2023.

In addition, on April 6, 2023, the “Presidential Decree on the Field of Electronic Communication and Water Structures Inspection Services under the State of Emergency” was published in the Official Gazette.

As of today, the above-mentioned articles are no longer in force as the state of emergency has been lifted.

However, an investigation was initiated against our Company in connection with our communications infrastructure during the Southeastern Türkiye Earthquakes. Several alleged violations were identified regarding our alleged failure to take necessary measures to ensure uninterrupted communication during disasters and emergencies. In the event that our defenses are not accepted, there is a risk of administrative fines being imposed on our Company.

dd.Other regulations affecting our Company

i.Amendments to the Turkish Insolvency and Restructuring Regime

The Enforcement and Bankruptcy Law No. 2004 prevents a contractual arrangement by which a contractual event of default clause is stipulated to be triggered in the event that an application is made by a Turkish company for debt restructuring upon settlement within the scope of the Turkish Enforcement and Bankruptcy Law No. 2004. In addition to this, on March 15, 2018, changes were introduced to the Turkish Enforcement and Bankruptcy Law No. 2004, one of which provided that the contractual termination, default and acceleration clauses of an agreement cannot be triggered by the making of a concordat application by the debtor and such application shall not constitute a breach of such agreement.

ii.Communiqués on Management and Audit of Information Systems

The Communiqué on Information Systems Management of the Capital Markets Board of Türkiye (“CMB”) numbered VII-128.9 and Communiqué on Independent Audit of Information Systems numbered III-62.2, which entered into force on January 5, 2018, introduced new obligations with regards to information systems for certain legal persons, including our Company.

The Communiqué on Information Systems Management defines the technical procedures for sustainability and secure operation of information systems in a very detailed way. Notably, with regards to data protection; specific measures are to be taken as precautions to protect the secrecy of the data received, processed and stored with regard to information system operations. This Communiqué sets out various methods to be used for physical and environmental safety, network security, identity verification, limited access through authorized persons, data integrity and preserving the confidentiality of the data stored in information systems. On March 13, 2025, Communiqué on the Procedures and Principles of Information Systems Management numbered VII-128.10 was published in the Official Gazette and replaced the communique numbered VII-128.9. The new communique expanded the scope of compliance obligations and brought new requirements for the covered institutions and companies.

The Communiqué on Independent Audit of Information Systems provides the rules, policies and principles on the independent audit of the information systems. The Communiqué provides that CMB certified independent auditor companies shall audit and report to the entities whether the audited entity is in line with the information system management principles in terms of its operations, equipment and software pursuant to the Communiqué. The frequency of the audits to be conducted by CMB certified independent auditors varies for each entity subject to CMB regulations. On March 13, 2025, CMB amended Communiqué on Independent Audit of Information Systems. Although these amendments required periodic independent information systems audit for certain institutions and companies, public companies were exempted from this obligation.

Although the Communiqués do not include specific penalties in the event of non-compliance, Article 103 (General Principles) of the Capital Markets Law will apply.

In order to strengthen the control environment, the Information Systems Compliance Committee has been established as an oversight body.

iii.Regulations on Crypto Assets

The Law No. 7518 Amending the Capital Markets Law (“Crypto Law“) entered into force upon its publication in the Official Gazette dated July 2, 2024. Crypto Law defined the concepts of crypto asset, crypto asset trading platform, crypto asset custody service and crypto asset service providers (“Crypto Service Providers“). While the Capital Markets Board (“CMB“) will have the authority to regulate crypto assets that provide rights specific to capital market instruments, the duties and authorities of other governmental institutions arising from the legislation regarding crypto assets will be reserved.

On March 13, 2025, the CMB took regulatory steps to implement establishment and operational principles of Crypto Service Providers as well as working procedures, principles, and capital adequacy of Crypto Service Providers.

iv.Cyber Security Law

On March 19, 2025, the Cyber Security Law was published in the Official with Gazette. The Cyber Security Law establishes the Cyber Security Directorate and Cyber Security Board and mandates institutions, corporations (including public companies) and natural and legal persons to comply with its provisions. As per this new law, among others, local and national products are to be prioritized for cybersecurity procurements and all public institutions, organizations, and natural and legal persons are responsible for implementing cybersecurity policies and strategies, as well as for taking the necessary measures to prevent or mitigate the impact of cyberattacks. The new law regulates the imposition of prison sentences and fines on natural and legal persons for non-compliance (up to 5% of the gross sales revenue reported in the independently audited annual financial statements).

v.Turkish Sustainability Reporting Standards (TSRS)

Türkiye has introduced the Turkish Sustainability Reporting Standards (TSRS), which became effective on January 1, 2024, following the decision published in the Official Gazette on December 29, 2023. Developed by the Public Oversight, Accounting and Auditing Standards Authority (POA), the TSRS are based on the International Financial Reporting Standards (IFRS) S1 and S2, established by the International Sustainability Standards Board (ISSB). These standards aim to enhance transparency and accountability by requiring businesses to disclose sustainability-related financial information.

The TSRS framework comprises two primary standards:

TSRS 1 – General Requirements for Disclosure of Sustainability-related Financial Information: This standard requires entities to disclose information about sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance, or cost of capital over the short, medium, or long term.

TSRS 2 – Climate-related Disclosures: This standard focuses on climate-related risks and opportunities, including physical and transition risks, and requires entities to provide relevant disclosures that could impact their financial performance.

Under TSRS, companies are required to report on sustainability and climate-related risks and opportunities that could reasonably be expected to affect their financial performance. The standards apply to banks (excluding those under the Savings Deposit Insurance Fund) and to companies that meet at least two of the following criteria for two consecutive reporting periods: total assets of 500 million Turkish Lira, annual net sales revenue of 1 billion Turkish Lira, or an average of 250 employees. By aligning with international sustainability reporting frameworks, the TSRS aims to enhance transparency and accountability, facilitating Turkish companies’ access to global markets and compliance with regulations such as the EU’s Corporate Sustainability Reporting Directive (CSRD).

ee.Major regulations affecting our Subsidiaries

Financell

Financell is a financing company and is thereby subject to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361. The objective of this law is to regulate the establishment and operating principles of these companies as well as the principles and procedures governing their contracts with clients.

The Regulation on the Financial Leasing, Factoring, Financing and Saving Financing Companies Establishment and Operation Principles also regulates loan durations and other financing principles. Although Financell has to abide by the BRSA’s regulations due to its financing license, it also has to abide by the CBRT’s regulation on loans and borrowings, the Personal Data Protection Law, the Prevention of Laundering Proceeds of Crime Law and secondary regulations issued by the Financial Crimes Investigation Board, as well as the Ministry of Trade’s regulations on the Consumer Credit Contract with its contents and essentials for its contracts with consumers.

Turkcell Dijital Sigorta

Turkcell Dijital Sigorta’s main purpose is to act as an insurance company. The company is mainly subject to the Insurance Law No. 5684. The objective of this law is to regulate the establishment and operation principles of insurance companies as well as the principles and procedures applicable to their relations with their clients. As the main regulatory body, the Insurance and Private Pension Regulation and Supervision Authority (“IPRSA”) supervises the activities of Turkcell Dijital Sigorta. Secondary legislation such as communiqués, sector announcements and general terms issued by the IPRSA, also plays an essential role in the activities of Turkcell Dijital Sigorta. The company was granted its license in 2023. Turkcell Dijital Sigorta must comply with the Ministry of Trade’s regulations within the framework of consumer protection regulations regarding insurance products that are sold to consumers. Under the insurance legislation; within the scope of the “Circular on Minimum Capital Amounts Envisioned for Insurance Branches” by the IPRSA decision, the minimum paid-in capital amounts required for insurance companies applying for a license after the publication date of the circular have been increased.

Turkcell Sigorta

Turkcell Sigorta is, operating in the field of insurance intermediation as a registered insurance agent at the registry held by Turkish Union of Chambers and Commodity Exchanges. Turkcell Sigorta’s activities are subject to the supervision of the IPRSA and Executive Committee of Insurance Agencies (within the Union of Chambers and Commodity Exchanges). The main activity of Turkcell Sigorta is to offer insurance products to customers on behalf of the insurance companies it represents by operation of the agency agreements.

Paycell

Following the enactment of the law on payment and securities settlement systems, payment services and electronic money institutions no.6493, Paycell obtained the Payment Service Provider (PSP) licence in August 2016 from the BRSA, as well as an Electronic Money Issuer Licence in July 2017. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the CBRT. The CBRT has introduced new regulations regarding “open banking” as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). Paycell applied for such licences in order to provide services that allow its customers to access their banking information, monitor their accounts across various financial institutions, and perform payment transactions through a single interface by directly integrating with other financial institutions.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021. With the regulation, open banking services have been defined and an application to open a banking license has been enabled. With the decision of the Central Bank of the Republic of Türkiye (CBRT) dated March 5, 2025 and numbered 11805/21404, Paycell’s application for authorization to operate in the field of open banking and its application for money transfer activities have been approved. Thus, Paycell has become an authorized institution entitled to provide all types of payment services within the scope of Law No. 6493 and to carry out all related transactions, including the issuance of electronic money.

Paycell is also subject to the Law No. 5549 on the Prevention of Laundering Proceeds of Crime, published in the Official Gazette dated October 18, 2006, as well as its secondary regulations, and to the supervision of the Financial Crimes Investigation Board (FCIB) within this scope. With the amendments published in the Official Gazette dated December 25, 2024, changes have been made to the secondary regulations related to the Law affecting payment and electronic money institutions. Paycell has taken all necessary actions in accordance with the relevant dates set out in the legislation.

Turkcell Enerji

The operations of Turkcell Enerji are concentrated in the electricity market, which is heavily regulated in Türkiye. The governing law is the Electricity Market Law, while the Energy Market Regulatory Authority (“EMRA”) is the central regulatory body issuing licenses and setting tariffs and quality standards. Electricity market activities in Türkiye subject to the EMRA licensing regime include power generation, power supply, system operation (at both transmission and distribution level) and market operations for which each activity requires the issuance of a separate license.

Turkcell Enerji holds a power supply license issued by EMRA on May 11, 2017 that is valid for 20 years. Its license allows Turkcell Energy to buy and sell electricity capacity and energy in both wholesale and retail markets at unregulated prices.

Furthermore, Boyut Enerji, the subsidiary of Turkcell Enerji, holds an electricity generation license from EMRA that is valid for 49 years and the license period of its wind power plant will expire in 2057.

In addition to this, Turkcell Enerji completed the installation of a 54 MW solar power plant in 2024 and commissioned a 8.2 MW solar power plant.

Lifecell Müzik & Lifecell TV

The operations of Lifecell Müzik as a music service and Lifecell TV as an OTT TV platform are within the scope of the Regulation on the Provision of Radio, Television and On-demand Broadcasting Services over the Internet (the “Regulation”), which came into force on September 1, 2019. As per the Regulation, media service providers broadcasting and platform operators transmitting broadcasting services on the internet must obtain a broadcasting license and broadcasting transmission authorization, respectively, from the RTUK. RTUK granted an on-demand broadcasting license over the internet to Lifecell Müzik valid for ten years as of August 29, 2019. Also, Lifecell TV has been granted an authorization for broadcasting transmission over the internet that is renewed on a yearly basis.

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of April 11, 2025.

●	On April 2, 2024, the Board of Directors resolved to initiate the liquidation of Rehberlik Hizmetleri Servisi A.Ş. (“Rehberlik”), which was completed on March 11, 2025.
●	On July 11, 2024, TDC was incorporated. Through a partial demerger transaction executed on February 20, 2025, Turkcell Superonline transferred its data center assets to TDC.
●	On September 9, 2024, all of the shares of lifecell, Global Bilgi LLC and UkrTower were transferred to DVL Telecom (one of NJJ Holding group companies). Turkcell is no longer a shareholder of these entities.

●	On October 21, 2024, an additional 33.3% stake in Sofra was acquired by Turkcell Ödeme, which already held a 66.6% shareholding, from Posta ve Telgraf Teşkilatı A. Ş.
●	On January 27, 2025, the Board of Directors resolved to liquidate Paycell LLC.
●	On July 26, 2024, Turkcell Dijital İş Servisleri A.Ş. completed the acquisition of the remaining 49.0% stake in Dijital Eğitim Teknolojileri A.Ş. (“Dijital Eğitim”) from Şahinkaya Özel Eğitim Kurumları A.Ş. for TRY 45.6 million (VAT included, not restated as per IAS 29), reaching full ownership. Subsequently, on January 21, 2025, our subsidiary Turkcell Dijital İş Servisleri A.Ş. merged with its subsidiary, Dijital Eğitim via facilitated procedure.

For information on the countries of incorporation of our key subsidiaries, see “—B. Business Overview.”

4.D Property, Plant and Equipment

As of December 31, 2024, we operated 72 facilities including network data centers, of which 65 were located in Türkiye, with the rest in the Turkish Republic of Northern Cyprus. We own and lease buildings in Istanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Türkiye and outside of Türkiye are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2024, we also had 179 owned and 1,154 leased vehicles, used for operational purposes and provided as benefits to a number of our employees in Türkiye.

For a further discussion of our facilities and equipment in the countries in which we operate and environmental issues relating to the use thereof, see “—B. Business Overview” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Environmental risks and climate change could significantly impact our businesses.”

I.Core Network Infrastructure

Our broadband core infrastructure consists of Evolved Packet Core systems for mobile access and Border Network Gateways for fixed access, which provide broadband mobility and connectivity to our customers. Mobile and fixed broadband infrastructure also consist of broadband network services. We are growing our broadband network in line with increasing customer data demand on our telco cloud infrastructure to enable Turkcell to meet growing customer demands for flexibility.

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

II.Access Network Infrastructure

Access Network infrastructure includes 2G BTSs, 3G NodeBs and 4.5G e-NodeBs which are located on rooftops and towers, Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at network data centers. BTSs, NodeBs and e-NodeBs consist of fixed transmitter/receiver equipment and the antennas to actualize the coverage area for voice and data connections. 2G BTSs and 3G NodeBs are connected to and controlled by BSC or RNC, respectively. 4.5G e-NodeBs have an important difference in that they are directly connected to the 4.5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells, which serve certain specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage, etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality. In addition to these macro site types and the small cells, we also deploy specially designed indoor systems for special areas and buildings such as stadiums, concert venues, shopping malls and airports.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of certain towers to our subsidiary, Global Tower.

III.Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost-effective transmission network. Connectivity between sites is provided using Microwave Radio Links with 10/100 GE over dark fiber and Ethernet over DWDM where appropriate. In cell sites, site connectivity is mostly served by point-to-point microwave radio links owned and managed by Turkcell, making up 59% of our network.

95% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

The rest of the leased lines are provided by Türk Telekom and Vodafone. As a result, the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

Turkcell has fiber backbone covering all 81 cities of Türkiye with full flexible WDM optical ASON domain currently carrying 207 Tbps traffic.

Based on an average 50% capacity increase each year, we have built two overlay high speed (200G-400G) full flexible backbone WDM networks with optical ASON which increases flexibility and reliability. In addition, we are starting to build another WDM backbone domain, optimized to carry 800G, 1.2 Tbps and even 1.6 Tbps per channel in longer distances, to also take advantage of the “L” band in the frequency spectrum, in addition to the conventional “C” band used today.

Turkcell links Europe to Asia by providing international services with more than 33 Tbps of international capacities running on our transport network.

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

I. Overview of the Turkish Economy

After a challenging year for global markets in 2023, the pervasive effects of inflation persisted into 2024, exacerbated by rising interest rates. The year 2024 was characterized by high volatility, influenced by expectations that rising interest rates would start to decline and the impact of the U.S. elections. However, although interest rates are expected to start declining in the U.S. and the Eurozone, the effects of inflation are anticipated to persist. Additionally, increased market volatility has been observed in the global markets in early 2025, in the context of protectionist measures.

In Türkiye, during the period from September 2021 to June 2023, the implementation of the low-interest rate policy resulted in a significant increase in demand both in domestic consumption and for foreign currency. As a result, there was a sharp increase in exchange rates and inflation. After the policy interest rate was reduced from 19% to 8.5% during this period, USD TRY exchange rate rose from around 8.52 to 23.54, while inflation increased from about 19% to 85%, before dropping to around 38% due to the base effect. During this period, the high domestic demand led to a significant surge in imports, causing the 12-month current account deficit to rise from USD 11 billion to USD 51 billion.

After the change in management of the CBRT in June 2023, generally accepted policies were adopted to correct the macroeconomic imbalances. To combat high inflation, prevent further depreciation of the currency, and curb excessively high domestic demand, the policy interest rate was increased, and a tightening monetary policy was implemented. As a result of higher interest rates, demand for the Turkish Lira increased, and CBRT reserves began to rise again. After June 2023, a tight monetary policy was implemented. Although the 12-month current account deficit increased to USD 51 billion, the excessive depreciation trend was halted. With the increased attractiveness of the Turkish Lira after high interest rates were implemented, CBRT’s net reserves rose from USD -46 billion to around USD 36 billion. As a result of all these developments, the upward trend in inflation was broken, and inflation, which had risen to 75% in March 2024, ended the year at 44.38%, due to the base effect, currency stabilization, and weakened domestic demand. This figure reflects a significant decrease from the peak annual inflation rate of 75.45% observed in May 2024. After the noticeable decline in inflation at the end of the year, CBRT also began reducing interest rates, cutting rates by 250 basis points in December. During this period, especially with the slowdown in domestic demand, annual GDP growth slowed to 3.2% in 2024. As of March 2025, Türkiye’s CPI increased by 2.46% month-on-month and 38.10% year-on-year.

In 2024, interest rates were raised to 50% by March. By the end of the year, a 250-basis-point cut brought the rate down to 47.50%. The rate further decreased to 42.50% in March 2025. However, in April 2025, the CBRT raised the policy rate again to 46.00%.

In 2024, while interest rates remained around 50% for most of the year, the USD/TRY exchange rate increased by 19.7%, reaching 35.28 by December 31, 2024. In the final meeting of the year, interest rates were reduced by 250 basis points to 47.50%. Since the increase in the exchange rate remained significantly below Turkish Lira interest rates, attractive carry trade opportunities emerged for the Turkish Lira in 2024. As a result of tight economic policies, the USD/TRY exchange rate followed a more stable trajectory. The CBRT increased its foreign exchange reserves during this period and significant improvements were seen in the current account deficit. According to CBRT data, Türkiye’s current account balance recorded a deficit of USD 4.65 billion in December 2024, an improvement of approximately USD 30 billion compared to 2023. Of this improvement, USD 12.1 billion resulted from a decrease in net gold imports, USD 3.7 billion from a decrease in net energy imports, and USD 14.2 billion from an increase in the core (excluding gold and energy) current account balance. Türkiye’s GDP growth slowed to 3.2% in 2024 due to tight monetary policy.

While the EUR/USD pair recorded a 4% increase in the first quarter alone, U.S. Treasury bonds experienced significant volatility driven by the rapidly evolving policy landscape.

In addition to these developments, recent events in Türkiye further increased inflation risks. Following the rise of political tensions in March 2025, the currency depreciated by around 5%, and significant foreign investment outflows occurred from both the stock market and Turkish bonds. During this period, domestic residents again headed towards foreign currency. To address this volatility in the markets, CBRT first increased market funding by raising the upper band of the interest rate corridor, effectively making an implied interest rate hike, and then, during the April meeting, raised the policy interest rate by 350 basis points to 46%. Therefore, unlike previous years, both external and internal factors are contributing to the continuation of inflationary risks. The EU region is one of Türkiye’s most important export markets. Therefore, while a stronger EUR could be beneficial for Türkiye, due to high defense spending, a strong EUR could negatively affect EU growth in the medium term. Increases in inflation or the slowdown in growth in either the EU or the US may also negatively affect Türkiye’s growth outlook.

The unexpected agricultural frost event that occurred at the beginning of April is putting upward pressure on already high food inflation. Additionally, the surge in exchange rate volatility in March disrupted market pricing perceptions. All these factors are among those negatively affecting this year’s inflation outlook. Although the lower-than-expected energy and oil prices may appear positive for inflation, overall, they contribute to a more negative inflationary process. Due to the decline in inflation, a gradual rate cut by the CBRT could lead to the unwinding of carry trade positions, leading to pressure on the exchange rate and prices.

Turkcell’s operational performance has been and is expected to continue to be affected by demographic and macroeconomic conditions in Türkiye, including population growth, digitalization, GDP, inflation, and unemployment rates. Generally, an increase in GDP positively impacts the disposable income of customers, driving greater demand for premium telecommunications services provided by Turkcell. Additional factors contributing to the growth of Türkiye’s telecommunications sector include population growth, rising demand for data and the rapid digitalization of customers and enterprises as well as growth in M2M connections.

Inflation in Türkiye has also increased to very high levels in recent years, with significant increases occurring after 2021. Turkcell has increased prices in most quarters since 2021 (except in the first quarter of 2023, due to the Southeastern Türkiye Earthquakes). During 2024, we implemented two price adjustments in our mobile tariffs, taking into account market conditions and customer feedback. We have contracts with our mobile subscribers (generally for a term of 12 months) and fixed broadband subscribers (generally for a term of 12 months). Although we implement price increases multiple times throughout the year, due to the contract-based nature of our business, price increases are reflected in our growth performance with a time lag. Inflation is gradually reflected in prices during the re-contracting phase.

Application of IAS 29

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. As of June 30, 2022, Türkiye has been classified as a hyperinflationary economy based on IAS 29 “Financial Reporting in Hyperinflationary Economies” criteria, as cumulative inflation over three years exceeded 100%by April 2022. The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and the Turkish Republic of Northern Cyprus for the year ended December 31, 2024 were restated for the changes in the general purchasing power of the Turkish Lira, which is their functional currency based on IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. The table below shows the evolution of the CPI over the last five years:

	2024	2023	2022	2021	2020
Annual Index	2,684.6	1,859.4	1,128.5	687.0	504.8
Average Index	2,360.0	1,488.9	967.7	561.6	469.6

Yearly Inflation	44.4%	64.8%	64.3%	36.1%	14.6%
Cumulative Inflation (over three-year period)	290.8%	268.3%	156.2%	74.4%	54.2%

The Company has restated all non-monetary items using the measuring unit current at December 31, 2024 in order to reflect the impact of the inflation restatement reporting. Comparative figures must also be presented in the currency unit as of December 31, 2024 and have been restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods, including those of our foreign subsidiaries, have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period. The financial statements of subsidiaries that use functional currencies other than the Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary) do not apply IAS 29 (except for the adjustment of inflation for comparative presentation) See “—VIII. Effects of Inflation” below.

II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates

Under current Turkish tax laws, there are several taxes imposed on telecommunications operators, and on the services provided by such operators in Türkiye, and on the other sectors in which the Company operates. With regard to taxes specific to the telecommunications sector, these taxes are charged to subscribers by mobile operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis based on the service fees charged to subscribers. In addition, there are taxes and levies to which the company is directly subject without being passed on to the subscribers.

Such taxes have affected, and could continue to adversely affect, consumer demand for products and services, and, therefore, our results of operations, as may any changes in tax laws. Moreover, inflationary pressures and the resulting budget deficits may prompt the government to implement additional taxation measures. These measures might include changes in taxes, such as Value Added Tax and Special Communication Tax, and may have retrospective effects. See “Item 3. Key Information—D. Risk Factors.”

The following are the most significant taxes imposed on our telecommunications services, and on us as an operator in the telecommunications sector and in the other sectors where we operate:

a.Treasury Share and Universal Service Fund Contribution

Pursuant to our licenses (2G and 3G) and Authorization Certificate (4.5G), we are required to pay a treasury share equal to 15% of our gross revenue, including some exemptions. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue towards the ICTA’s expenses.

We are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. All of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share revised as of December 31, 2017 by law numbered 7061 which is published at the Official Gazette on December 5, 2017 and accordingly, the following are no longer considered in the calculation of the treasury share: (i) overdue interest amounts which are accrued to the subscribers for any unpaid balance, (ii) accrual amounts for the purpose of reporting, (iii) amounts reflecting the installation and maintenance costs of the mobile radio stations charged to other mobile operators and finally (iv) amounts for the purpose of correcting accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik. These amounts are paid annually within the month of June of each following year. In addition, we must pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for abovementioned companies.

The Share of Turkish Treasury expense amounted to TRY 14,821.0 million, TRY 13,413.2 million, and TRY 11,247.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Universal Service Fund expense amounted to TRY 1,953.1 million, TRY 1,793.8 million, and TRY 1,566.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

b.Special Communications Tax (“SCT”)

The Turkish government imposed the SCT on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Türkiye’s Marmara region in 1999. Starting in August 2004, other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of the SCT.

The SCT tax amounts collected by us from subscribers in each calendar month are remitted to the tax authorities within the first 15 days of the following month.

As of January 1, 2018, the SCT rate for all services within the scope of the tax was set at 7.5%. Since that date, for roaming services, only the mark-up amount on subscribers’ invoices is subject to the SCT. As of January 30, 2021, the SCT rate for all services within the scope of the tax was set at 10%.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (“M2M”) SIM cards are not subject to the SCT levied upon new subscriptions.

The SCT on new mobile subscriptions was TRY 260 and TRY 117 in 2023 and 2022, respectively. As of January 1, 2024, this has been increased to TRY 400.

Since 2018, the SCT is calculated for TRY and bundle package sales and also for calling cards sales by including the margin of the distributor or/and retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the SCT amount on these pre-paid sales.

c.Value Added Tax (“VAT”)

In Türkiye, the services provided by GSM operators, as is the case with all other services, are subject to Value Added Tax (VAT). The standard VAT rate applicable to telecommunications services was historically 18%. Subsequently, the general VAT rate, including that applicable to telecommunications services, was increased from 18% to 20%, effective as of July 10, 2023. Pursuant to applicable legislation, VAT declarations should be made to the Ministry of Treasury and Finance within 28 days following the occurrence of the taxable event. After offsetting the input VAT incurred, the VAT collected from subscribers must be remitted within the first 28 days of the month following that in which the taxable transaction took place.

VAT for roaming services is calculated solely on the mark-up amount on subscribers’ invoices for roaming services.

A VAT exemption for reverse charges is applied on invoices related to roaming services issued by foreign GSM operators.

A non-resident electronic service provider that supplies e-services from abroad to individuals located in Türkiye is required to register for VAT purposes in Türkiye. The provider must submit a VAT return and declare the VAT calculated on the total sales amount of such services and remit the corresponding VAT within the first 26 days of the subsequent month. Moreover, the service provider is entitled to deduct, as input VAT, the VAT amounts incurred in Türkiye in connection with the provision of these services.

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

d.License and Annual Utilization Fees on Subscribers and Operators

According to Article No. 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are responsible for collecting these fees for each subscription. The license fee was TRY 179.28, TRY 113.14 and TRY 50.75 in 2024, 2023 and 2022 respectively. Subscriptions for the FATIH Project of the Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 14.94, TRY 9.43 and TRY 4.23 in 2024, 2023 and 2022, respectively. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the end of the previous year by the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February of the following year.

Operators must also pay license and annual utilization fees for wireless equipment to the ICTA. Prior to January 1, 2018, the fee amount to be paid was calculated based on the number of wireless equipment (TRx); however, following a legislative change, since January 1, 2018, the fee is calculated as 5% of the monthly net sales amount (sales amount related to the FATIH Project is not subject to TRx fees) and is to be paid by the last working day of the following month.

e.Special Consumption Tax on the Sales of Mobile Phones

The Special Consumption Tax is a tax on certain prescribed goods, including mobile phones, which are legally defined as “transmitter/receiver cellular phones.” The Special Consumption Tax is charged either when mobile phones are imported, or when they are sold, by Turkish manufacturers. Since May 1, 2019, the Special Consumption Tax rates have been set as provided in the table below and cannot be less than TRY 253 per cellular phone device.

Special
Consumption
Tax rate
Cellular wireless phone devices with a receiver
—With Special Consumption Tax base up to TRY 1,500	25%
—With Special Consumption Tax base between TRY 1,500 and TRY 3,000	40%
—Others	50%

According to the Communiqué on the Implementation of Supervision of Imports No.2020/6, which was published in the Official Gazette on May 8, 2020, a surveillance certificate must be submitted to the customs administration at the time of importing a mobile phone valued under USD 200. Importers must increase the customs value of the goods to at least USD 200 in order to import mobile phones without a surveillance certificate.

f.Digital Services Tax on Providers

The Digital Services Tax (“DST”) is paid by providers at a rate of 7.5% of monthly revenues generated from the following digital services performed in Türkiye:

•

Digital advertising services (including services such as advertisement control and performance measurement services, services for data transmission and management of users, and technical services related to the presentation of advertisements),

•

Sales of any audio, visual or digital content in a digital environment, and services provided in a digital environment for listening, watching, playing or recording or using such content (including computer programs, applications, music, video, games, in-game applications, etc.; however, cloud service revenues are not subject to DST.),

•	Services relating to the providing and operating of a digital environment in which users may interact with each other (including platforms enabling the sale of goods or services among users), and
•	Intermediary services provided by digital service providers in the digital environment relating to the services listed above.

Taxpayers exceeding a revenue threshold of EUR750 million in global revenues, including local revenues, or TRY 20 million in local revenues, are subject to DST.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues did not exceed the stated thresholds as at December 31, 2024. We will continue to monitor such revenues and any updates in the related legislation.

DST returns must be filed on a monthly basis, and payments must be made by the end of the following month. No deductions are allowed and taxpayers may not separately disclose DST on invoices. The DST amount paid by taxpayers is deductible from the income or corporate tax base.

The President has the authority to reduce the rate to a minimum of 1%, or increase it to a maximum of 7.5%, based on service type, separately or collectively.

Digital service taxpayers are defined as digital service providers under the law. Whether or not they are fully liable under the Income Tax Law No. 193 and the Corporation Tax Law No. 5520 or have limited liability status does not affect their digital service tax liability. Nor does the question of whether they are performing the related activities through a place of business or through permanent representatives in Türkiye affect their digital service tax liability.

In cases where the taxpayer has no residency, legal entity and/or business center in Türkiye and other cases where it is deemed appropriate, the Ministry of Treasury and Finance may determine that the taxpayer is the party to the transaction which is subject to taxation or those who mediate the transaction and payment.

Revenues generated from the provision of the following services are exempt from DST:

•	Services that are subject to the “treasury share” paid in accordance with the Telegraph and Telephone Law,
•	Services that are subject to the SCT,
•	Services performed to carry out banking transactions within the scope of Article 4 of the Banking Law No. 5411,
•	Payment services within the scope of Article 12 of the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions, and
•

Sales of products and services provided exclusively through these products developed as a result of R&D activities in R&D centers that are defined under Article 2 of the Law on Supporting Research, Development and Design Activities dated No. 5746.

g.Turkish Radio and Television (“TRT”) Association Banderol Fee

Pursuant to Article 4 of the Law on TRT Revenues, mobile phones are subject to the TRT banderol fee based on (i) the VAT base amount (excluding SCT) related to the sales price of domestically produced products, and (ii) the VAT base amount (excluding SCT) indicated in the customs declaration for imported products. As of June 2016, the following rates have been applicable: (i) 7% for mobile phones capable of receiving radio or television broadcasts through an integrated tuner and (ii) 6% for mobile phones capable of receiving such broadcasts via an internet connection. Effective from July 2017, all mobile phones classified under a specified customs tariff statistical position have been subject to a uniform TRT banderol fee at a rate of 10%.

h. Tax Law No. 7524, titled “On Amendments to the Tax Code and Certain Other Laws”

Tax Law No. 7524, entitled “Amendments to the Tax Code and Certain Other Laws,” was published in the Official Gazette on August 2, 2024 and has entered into force.

a.	Domestic Minimum Corporate Tax

Law No. 7524 introduces the concept of a Domestic Minimum Corporate Tax. Under this provision, the amount of corporate tax calculated pursuant to Articles 32 and 32/A may not be less than 10% of the corporate profit, determined prior to the application of any discounts or exemptions.

For the purpose of calculating the minimum corporate tax base, certain income items and deductions — including participation income, emission premium income, and R&D and design deductions — shall be excluded from the base. It is important to note that prior year losses may not be deducted when determining the minimum corporate tax base. This regulation will apply to earnings generated in the 2025 fiscal year and in subsequent periods. As the regulation pertains to earnings for the 2025 fiscal year and beyond, it is not possible to measure any financial impact at this stage.

b.	Implementation of Global Minimum Tax

Multinational enterprises with annual consolidated revenues exceeding the Turkish Lira equivalent of 750 million Euros are required to pay a minimum corporate tax at a rate of 15%. Where the effective corporate tax rate applicable to the covered entities falls below 15%, a “top-up tax” will be imposed to bridge the shortfall.

The regulation will apply to the income of entities subject to taxation under the income inclusion rule for the year 2024 and subsequent years, whereas the aforementioned regulation will apply to the income of entities subject to taxation under the under-taxed payments rule for the year 2025 and subsequent years.

Based on our analysis of the financial statements as of 31 December 2024, no additional top-up tax liability has been identified for the 2024 fiscal year. However, since the secondary legislation implementing these provisions has not yet been published, the impact assessment has been carried out based on the existing OECD guidelines. Following the publication of the secondary legislation, amendments introduced by the Fiscal Authority may result in deviations from the current calculations and analysis.

c.	Introduction of withholding tax in e-commerce

Tax Law No. 7524 introduces amendments to the Law on the Regulation of Electronic Commerce (Law No. 6563), imposing an obligation on intermediary service providers and electronic commerce service providers to withhold tax on payments rendered to service providers and electronic commerce providers.

Pursuant to Presidential Decree No. 9284 (“Decree”), published in the Official Gazette on December 22, 2024, the withholding tax rate applicable to e-commerce activities has been set at 1%.

d.	Permission to transfer carried forward VAT and the right to refund to the new company through tax inspection, regardless of the statute of limitations, in merger, acquisition and division transactions

Tax Law No. 7524 provides that the amount of VAT that could not be deducted by taxpayers who have ceased operations, undergone a demerger, or been dissolved may be deducted by the transferee company, subject to the outcome of a tax inspection.

e.	VAT amounts that cannot be deducted within a five-year period shall be removed from the carryforward VAT Account and transferred to a special account, where they will be recognized as an expense

Under the current VAT regulations, if VAT incurred on the purchase of goods and services cannot be deducted in the relevant period, it may be carried forward to subsequent periods without any time limitation.

Pursuant to the new regulation introduced by Tax Law No. 7524, VAT amounts that have been carried forward for five calendar years or more shall be removed from the Discount VAT Accounts and transferred to a special account. These amounts will subsequently be recognized as an expense in the calculation of income or corporate tax, subject to the findings of a tax inspection initiated at the taxpayer’s request.

This regulation will enter into force on January 1, 2030.

f.	Determination of the Main Procedure in VAT Refunds as Tax Inspection

In order to ensure the accuracy of VAT refund claims and to prevent unjustified refunds, it has been established that VAT refund claims shall be processed based on the findings of tax inspections.

g.Other Tax Legislation

Law No. 7256, titled “On the Restructuring of Certain Receivables and Amendments to Certain Laws,” was published in the Official Gazette on November 17, 2020, introducing several significant changes to tax legislation. The key amendments are summarized below:

A withholding tax rate of 15% was introduced to prevent the distribution of untaxed dividends by fully taxpayer capital companies through the acquisition of their own shares. This provision applies to shares listed under Article 94/4 (i), (ii), and (iii) of Income Tax Law No. 193, acquired between November 17, 2020 and February 14, 2023. Pursuant to Presidential Decree No. 6791, the withholding tax rate has been reduced to 0% as of February 14, 2023.

Income derived from leveraged trading transactions (forex transactions) is now subject to withholding within the scope of Temporary Article 67 of the Income Tax Law.

Under Presidential Decree No. 3490, published in the Official Gazette on February 4, 2021, a financing expense limitation was introduced, setting a non-deductible rate of 10% on certain financing expenses incurred from the 2021 fiscal year onwards. Credit institutions, financial institutions, leasing, factoring, and finance companies are excluded from the scope. Additionally, capitalized financial expenses are not subject to this limitation.

The corporate income tax rate was set at 23% for the 2022 fiscal year and at 25% for the 2023 fiscal year, pursuant to Law No. 7316 published in the Official Gazette on April 22, 2021. Further amendments to the Corporate Tax Law No. 5520 were introduced through legislation published on July 15, 2023, whereby:

-The general corporate tax rate was increased from 20% to 25% for companies.
-A corporate tax rate of 30% was established for banks, financial leasing companies, factoring companies, electronic payment and money institutions, authorized exchange offices, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies.
-According to Presidential Decree No. 8484, the monthly late payment interest rate was increased to 4.5% as of May 21, 2024. Prior to this revision, the rate had been 3.5% between November 14, 2023 and May 21, 2024.

As of March 19, 2020, a cultural fund contribution at a rate of 1% is levied on imported or domestically manufactured mobile phones capable of voice recording. This contribution is calculated based on the customs value (for imports) or the production value (for domestically manufactured devices) and is treated as a cost of goods sold item, not directly reflected as a separate tax on customer invoices.

Under the Presidential Decree No. 4517, VAT on the sale of certified refurbished second-hand mobile phones delivered by authorized dealers or refurbishment centers is applied at a reduced rate of 1%, provided that the devices have at least one year of recorded usage in data, voice or messaging services.

Amendments relating to R&D and innovation activities were introduced by the “Law on Making Amendments to the Technology Development Zones Law and Certain Other Laws,” published in the Official Gazette on February 3, 2021. Key changes include:

Extension of incentive periods for Technology Development Zones and R&D/Design Centers until December 31, 2028.

Companies benefiting from annual R&D incentives exceeding TRY 1 million are required to allocate 2% of the incentive amount (capped at TRY 20 million annually) into a special fund. These funds must be invested in venture capital investment funds or venture capital trusts supporting entrepreneurs based in Türkiye or those operating within incubation centers.

Pursuant to Presidential Decree No. 7953, published on December 16, 2023, the threshold for mandatory fund allocation was raised to TRY 2 million, the allocation rate was increased to 3%, and the annual cap was raised to TRY 100 million.

By Presidential Decree No. 7345, published on July 7, 2023, the Bank and Insurance Transactions Tax (“BSMV”) rate applied to consumer loans was increased from 10% to 15%, effective from July 7, 2022.

Article 2 of Law No. 7420 stipulates that receivables with a value not exceeding TRY 2,000 as of August 15, 2022, for which the debtor is an individual, shall be considered “worthless debts” under Article 322 of the Tax Procedure Law as of November 9, 2022. In cases where enforcement proceedings are terminated for such receivables, the treasury share (18%) and universal service contribution (1%) amounts previously paid will be refunded to the company. Furthermore, no enforcement termination fee will be charged for receivables falling under this scope.

Revaluation of Depreciable Assets

The amendments to the tax laws and the latest taxes introduced through Law No. 7338, published in the Official Gazette on October 26, 2021, are summarized as follows:

●	In cases where inflation adjustment conditions are not met, taxpayers are granted the opportunity to revalue the depreciable economic assets listed on their balance sheets, along with the depreciation recorded in the liabilities section of their balance sheets.
●	Except for passenger cars subject to pro-rata depreciation, taxpayers are provided the opportunity to depreciate newly recorded operating assets on a daily basis from the date they are deemed ready for use.

●	Taxpayers are permitted to extend depreciation periods, provided that the useful life period, as determined by the Ministry of Treasury and Finance, does not exceed twice the initially determined period, with a maximum limit of 50 years, and the same depreciation ratio is applied each year.
●	Receivables not exceeding TRY 14,000 (for the year 2024), which remain unpaid by the debtor despite protest or repeated written requests, may be classified as doubtful receivables without resorting to legal action or enforcement procedures.
●	The requirement for submitting an advance tax return for the fourth quarter has been abolished for corporate taxpayers, income taxpayers, and self-employed individuals as of the 2022 fiscal year.
●	In the application of discounts for cash capital increases, the discount rate has been set at 75% instead of 50% for the portion of the capital increase financed by cash brought from abroad.

Restructuring of Certain Receivables and Amendments to Certain Laws (Law No. 7440)

Tax amnesty. The Law, published in the Official Gazette on March 12, 2023, establishes a comprehensive tax amnesty, including a tax base increase for the years 2018, 2019, 2020, 2021, and specifically 2022.

o	Taxpayers are required to apply for the restructuring of receivables.
o	Taxpayers may increase their taxable bases (including VAT, CIT, Withholding Tax, and Income Tax) at the rates stipulated in the Law, and remit the corresponding taxes. Upon payment of these taxes, no tax audits or assessments shall be conducted with respect to the taxation periods for which such taxes have been settled.
●	Certain incentives. In relation to incentives for R&D and design centers, as well as technology development zones concerning remote working time, the authority vested in the President has been expanded to 100%.
●	Additional corporate tax. In 2023, an additional corporate tax of 10% and 5% was levied on certain corporate taxpayers, including Turkcell. The primary aim of this additional tax was to generate resources for the reconstruction of regions affected by the earthquakes in Southeastern Türkiye. These amounts were classified as non-deductible expenses and were remitted in two installments in 2023, as follows:
o	A 10% rate was applied to the exemption and deduction amounts pertaining to corporate income, as well as the tax base subject to the reduced corporate tax rate under Article 32/A of the Corporate Tax Law No. 5520,
o	A 5% rate was applied to amounts subject to the participation exemption under Article 5/1-a of the Corporate Tax Law, as well as to participation income earned abroad that is subject to taxation at a minimum rate of 15%.

See “—III. Southeastern Türkiye Earthquakes” below.

h.Tax disputes

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

III. Southeastern Türkiye Earthquakes

On February 6, 2023, two high-magnitude earthquakes, centered in Kahramanmaras (the “Southeastern Türkiye Earthquakes”), impacted 11 cities across Southeastern Türkiye and affected the lives of 14 million people, which accounted for 16% of Türkiye’s population. The earthquakes caused widespread devastation to property and infrastructure in the affected regions. They also resulted in significant loss of life and property damage.

During the Southeastern Türkiye Earthquakes, we had around 6.5 million subscribers, as well as base stations and exclusive stores, in the affected region.

In connection with the Southeastern Türkiye Earthquakes, several presidential decrees were implemented that included various requirements with respect to the waiver of certain fees and taxes for telecommunications services and subscribers in affected areas. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulations of the Turkish Telecommunications Industry—bb. Regulations Regarding the Southeastern Türkiye Earthquakes” for further details.

In addition, an additional corporate earthquake tax provision was implemented. See “—Operating and Financial Review and Prospects—II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates—i. Other Tax Legislation” for further details.

As of December 31, 2023, in line with our initial assessments, the impact of the Southeastern Türkiye Earthquakes on our 2023 results (without adjustment for inflation) demonstrated a direct and indirect revenue impact of around TRY 1.5 billion mainly stemming from providing one month free communication, providing free emergency packages, loss of additional income streams such as digital channels, handset and equipment sales and upsell package sales, an operating expense impact of around TRY 400 million, and a capital expenditure impact of around TRY 900 million. Our 2024 results did not demonstrate any further significant impacts.

In 2023, we made in-kind and/or cash donations and provide all appropriate benefits and aid up to TRY 3.5 billion (not restated for IAS 29) for the benefit of the victims of the Southeastern Türkiye Earthquakes directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kızılay”) and/or other institutions and organizations announced by mentioned agencies. See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—c. Dividend Distribution and Allocation of Profits” for further details.

IV. Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with IFRS issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates are the basis for determining the carrying values of assets and liabilities, and are not readily apparent from other sources. Actual outcomes may differ materially from these estimates. Our critical accounting policies are disclosed in Note 2 (d) (Basis of preparation and summary of significant accounting policies - Use of estimates and judgments) to our Consolidated Financial Statements included elsewhere in this annual report.

V. Reportable Segments and Reporting Currency

Our operations are aggregated under three main reportable segments, Turkcell Türkiye, Turkcell International and Techfin. All other businesses are reported under the Other segment.

In 2022, we began reporting Paycell Europe (formerly known as Turkcell Europe) and Turkcell Dijital Sigorta under Techfin segment. Dijital Eğitim was incorporated and started to be reported under the Turkcell Türkiye segment. Also in 2022, we began reporting Turkcell GSYF under the Other segment.

In 2023, we began reporting the Turkcell International segment without the operations of lifecell, Global LLC and UkrTower, since they have been classified as discontinued operations since December 31, 2023. These changes have also been reflected in the numbers for previous years for the Turkcell International segment, as disclosed in this report. See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report.

Our financial statements are presented in TRY only, which is the currency in which we recognize the majority of our revenues and expenses.

For further details, see Note 17 to our Consolidated Financial Statements included elsewhere in this annual report.

5.A Operating Results

Our Consolidated Financial Statements as of December 31, 2024 and 2023, and for each year in the three-year period ended December 31, 2024 included in this annual report, have been prepared in accordance with IFRS as issued by the IASB. We have restated all non-monetary items to reflect the impact of hyperinflation adjustments, expressed in the measuring unit current at December 31,2024. Comparative figures for prior years have also been restated using the general price index of the current reporting year.

The following table presents selected consolidated statements of profit or loss, financial position and cash flows data as of and for each year in the three-year period ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB, which have been derived from our Consolidated Financial Statements as of and for the year ended December 31, 2024 and as of the respective years.

Except where otherwise indicated, financial figures in this section include the effects of applying IAS 29. For further information, see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” above.

Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

	Year ended December 31,
	2024	2023	2022

	(TRY millions including application of IAS 29, except share data and certain other data)
Consolidated Statement of Profit or Loss Data
Total revenue(1)	166,671.4	154,653.0	134,975.2
Total cost of revenue(2)	(125,542.6)	(121,881.7)	(117,929.9)
Total gross profit	41,128.8	32,771.3	17,045.2
Other income	251.4	1,274.5	503.3
Administrative expenses	(6,919.9)	(4,951.5)	(3,724.1)
Selling and marketing expenses	(10,948.7)	(8,204.1)	(6,631.0)
Net impairment losses on financial and contract assets	(1,021.2)	(1,455.6)	(898.0)
Other expenses	(2,577.9)	(8,155.0)	(2,031.4)
Operating profit	19,912.5	11,279.7	4,264.0
Finance income	10,378.4	18,283.7	5,714.1
Finance costs	(17,025.9)	(28,777.0)	(17,252.0)
Monetary gain (loss)	5,850.5	5,510.8	11,214.0
Net finance costs(3)	(796.9)	(4,982.6)	(323.9)
Share of profit of equity accounted investees	(3,162.6)	2,202.0	754.0
Profit before income tax	15,952.9	8,499.1	4,694.1
Income tax income / (expense)	(4,866.0)	6,751.0	4,021.3
Profit from continuing operations	11,086.9	15,250.1	8,715.4
Profit/(loss) from discontinued operations(4)	12,428.0	2,843.8	1,216.2
Profit for the year	23,514.9	18,093.9	9,931.6
Attributable to:
Owners of the Company	23,523.4	18,125.3	9,933.9
Non-controlling interests	(8.6)	(31.4)	(2.3)
Profit for the year	23,514.9	18,093.9	9,931.6
Basic and diluted earnings per share from continuing operations(5)	10.8	8.3	4.6
Basic and diluted earnings per share from discontinued operations(5)	5.7	1.3	0.6
Consolidated Cash Flows Data
Net cash inflow from operating activities	63,257.1	60,237.0	61,045.0
Net cash outflow from investing activities	(37,100.1)	(30,183.5)	(45,785.5)
Net cash (outflow)/ inflow from financing activities	(9,784.2)	9,773.5	4,892.1
Other Financial Data
Weighted average number of shares(6)	2,181,023,660.0	2,182,106,193.0	2,183,106,193.0
Dividends declared(7)	8,000	6,277.0	2,260.0
Dividends per share(8)	3.636	2.853	1.027
Gross margin(9)	24.7%	21.2%	12.6%
Adjusted EBITDA(10)	69,802.0	63,349.2	52,853.8
Adjusted EBITDA Margin(10)	41.9%	41.0%	39.2%
Capital expenditures(11)	54,818.5	52,065.8	44,152.3
(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services and other (See Note 6 of our Consolidated Financial Statements included elsewhere in this annual report).
(2)	Total cost of revenue includes depreciation and amortization, cost of goods sold, payments for the Turkish Treasury share, interconnection and termination expenses, energy expenses, employee benefit expenses, radio expenses, frequency expenses, transmission expenses, universal service fund, roaming expenses, cost of revenue from financial services, internet expenses and others (See Note 6 of our Consolidated Financial Statements included elsewhere in this annual report)
(3)	As of December 31, 2024, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss.

(4)	As of December 31, 2023, lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. As of September 9, 2024 disposal group held for sale has been sold. (See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report).
(5)	2024, 2023 and 2022 EPSs are computed over the “Weighted average number of shares” (See Note 26 of our Consolidated Financial Statements included elsewhere in this annual report).
(6)	On August 5, 2024, and August 21, 2024 the Company purchased a total of 3,001,398 of its shares on-market with prices ranging from TRY 98.05 to TRY 100.00. In 2023, the Company purchased 1,000,000 of its shares on-market with prices ranging from TRY 33.46 to TRY 34.00. There were no share buy-backs in 2022. Treasury shares are recognized as a deduction from equity. These amounts are not restated under IAS 29 for the purpose of this disclosure.
(7)	On March 25, 2024, the Board of Directors decided to propose a TRY 8,000.0 million dividend to shareholders, which was approved at the Annual General Meeting held on March 25, 2025, in two equal installements on June 20, 2025 and December 26, 2025. This represents TRY 3.6363 gross cash dividend for each share with a nominal value of TRY 1.
(8)	Dividends per share were computed over 2,200,000,000 shares.
(9)	Gross margin is calculated as total gross profit divided by total revenue.
(10)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other income, other expenses, profit or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below. Adjusted EBITDA Margin is a non-GAAP financial measure that is defined as Adjusted EBITDA divided by total revenues.
(11)	Capital expenditure represents additions to property, plant and equipment, intangible assets and right of use assets. In 2022, 2023 and 2024 total additions arising from subscriber’s acquisition costs and right of use assets amounts to 12,546.0 million, TRY 13,025.6 million and TRY 14,216.8 million, respectively.

The following table provides a reconciliation of Adjusted EBITDA, as calculated by management using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2024	2023	2022

	(in TRY millions, including the application of IAS 29)
Profit for the year	23,514.9	18,093.9	9,931.6
(Profit)/loss from discontinued operations	(12,428.0)	(2,843.8)	(1,216.2)
Income tax (income)/expense	4,866.0	(6,751.0)	(4,021.3)
Consolidated profit before income tax	15,952.9	8,499.1	4,694.1
Share of (profit)/ loss of equity accounted investees	3,162.6	(2,202.0)	(754.0)
Depreciation and amortization	47,563.0	45,189.1	47,061.7
Other operating expense, net*	2,326.5	6,880.4	1,528.1
Net finance costs	6,647.5	10,493.4	11,538.0
Monetary (gain) or loss	(5,850.5)	(5,510.8)	(11,214.0)
Adjusted EBITDA	69,802.0	63,349.2	52,853.8
*	For details of “Other operating expense, net” please see “—VI. Year ended December 31, 2024 compared to the year ended 2023.”

The following table presents selected operational data as of and for the periods indicated:

	As of and for the
	year ended December 31,
	2024	2023	2022
Industry Data
Population of Türkiye (in millions)(1)	85.7	85.4	85.3
Turkcell Data(2)
Mobile postpaid subscribers at end of period (in millions)(3)	29.1	27.2	25.6
Mobile M2M subscribers at end of period (in millions)	5.0	4.5	4.0
Superbox subscribers at end of period (in thousands)(4)	680.3	719.9	670.7
Mobile prepaid subscribers at end of period (in millions)(3)	9.2	10.8	12.0
Turkcell Fiber subscribers at end of period (in thousands)(11)	2,454.5	2,286.7	2,116.9
Resell Fixed Broadband subscribers at end of period (in thousands)(11)	779.0	803.5	800.1
ADSL subscribers at end of period (in thousands)	738.2	760.7	751.4
Cable subscribers at end of period (in thousands)	35.5	38.5	43.9
Fiber subscribers at end of period (in thousands)	5.3	4.4	4.9
IPTV subscribers at end of period (in thousands)	1,462.8	1,409.2	1,281.7
Total Turkcell Türkiye subscribers at end of period (in millions) (5)	43.1	42.5	41.7
Total Turkcell Group subscribers at the end of period (in millions)(6)	45.2	56.3	54.0
Mobile ARPU (in TRY)(7)	244.5	224.7	192.8
Mobile blended ARPU (excluding M2M)	276.8	250.8	212.1
Postpaid ARPU	280.2	262.3	233.3
Postpaid ARPU (excluding M2M)	334.0	309.3	271.0
Prepaid ARPU	147.1	138.6	111.2
Fixed residential ARPU (in TRY)(7)	310.0	274.3	274.3
Residential fiber ARPU	315.0	277.3	275.5
Mobile churn (monthly)(8)	2.0%	2.0%	2.0%
Fixed churn (monthly)(9)	1.5%	1.5%	1.4%
Turkcell employees at end of period	3,298	3,413	3,410
Toal Group Employees at end of period(10)	22,228	24,352	23,795
(1)	The population of Türkiye for 2024, 2023 and 2022 is based on TurkStat’s announcements.
(2)

For a discussion of how these metrics affect our revenues, please see “—VI. Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023—a. Total Revenue” and “—VII. Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022—a. Total Revenue.”

(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.
(4)	Superbox subscribers are included in the number of mobile subscribers.
(5)	Total Turkcell Türkiye subscriber numbers do not include subscribers in include subscribers in Belarus and the Turkish Republic of Northern Cyprus.
(6)	Total Turkcell group subscriber numbers include subscribers in Ukraine (for 2022 and 2023 only) and in Belarus and the Turkish Republic of Northern Cyprus for the periods of 2022, 2023 and 2024.
(7)

We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Türkiye (excluding revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues) for the relevant year by twelve and further dividing by the average number of subscribers during the annual period. Figures are restated in accordance with IAS 29. For a calculation of ARPU, see “—I. Overview of Business —ARPU” below.

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

(9)

Average monthly fixed churn rate represents the rate of fixed subscriber disconnections during a certain period and is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Türkiye that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between fiber, ADSL and cable.

(10)	See “Item 6. Directors, Senior Management and Employees—D. Employees” for information concerning our consolidated subsidiaries.
(11)

As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Türkiye, was incorporated in 1993 and commenced its operations in 1994. We operate under a 31-year 2G License and a 20-year 3G License and 13-year 4.5G License. In the 4.5G auction, which held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Türkiye. Our 2G, 3G and 4.5G licences will be expiring on April 30, 2029.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers’ needs through lifestyle segments and usage habits.

In the mobile segment, we increased our postpaid subscriber base from 71.5% in 2023 to 76.0% in 2024 thanks to our value-focused approach. As of December 31, 2024, we had 9.2 million prepaid subscribers and 29.1 million postpaid subscribers, compared to 10.8 million prepaid subscribers and 27.2 million postpaid subscribers as of December 31, 2023. As of December 31, 2024, we had 45.2 million subscribers including the subscribers of our subsidiaries.

Our monthly average mobile churn rate in 2024 was 2.0%, (the same as in 2023) churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define the “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. For a more detailed discussion, please See “Item 4. Information on the Company—B. Business Overview—V. Churn.”

In the fixed segment, our subscriber base reached 3.2 million for the year ended December 31, 2024. 2.5 million of this base are Turkcell Fiber customers.

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements in the amount of TRY 825.6 million and TRY 1,090.9 million as of December 31, 2024 and 2023 respectively, which we believe to be adequate. The main reasons for the change in impairment provision as of December 31, 2024, includes collections made in 2024 amounting to TRY operations are aggregated under three main reportable segments 645.4 million, a write-off of overdue receivables amounting to TRY 764.8 million and inflation adjustments amounting to TRY 344.9 million, which was netted off with an impairment loss recognized amounting to TRY 1,660,0 million.

ARPU

We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Türkiye (excluding revenue from fixed corporate and wholesale services, digital business sales, tower operations and other non-subscriber-based revenues) for the relevant year by 12 then dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management considers this metric useful for evaluating service performance trends over time. The following table shows the reconciliation of Turkcell Türkiye revenues to the portion of such revenues included in the ARPU calculations for 2024, 2023 and 2022.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	(in TRY thousand)	(in TRY thousand)	(in TRY thousand)
Turkcell Türkiye Revenue(i)	143,771,701	132,760,385	112,545,775
Telecommunication Services Revenue	137,233,847	124,213,915	105,968,139
Equipment Revenue	4,915,963	7,192,829	5,947,208
Other	1,621,891	1,353,641	630,428
Revenues which are not attributed to ARPU Calculation(ii)	(18,611,858)	(20,637,800)	(18,976,108)
Turkcell Türkiye revenues included in ARPU calculation(i)	123,537,952	110,768,944	92,939,239
Mobile Blended ARPU (TRY) (i)	244.5	224.7	192.8
Average Number of Mobile Subscribers during the year (million)	38.4	37.8	36.7
Fixed Residential ARPU (TRY) (i)	310.0	274.3	274.3
Average Number of Fixed Residential Subscribers during the year (million)	2.9	2.7	2.4

i. Includes restatements as of December 31, 2024 in accordance with IAS 29, for further information please see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29” above.

ii. Revenue from fixed corporate and wholesale business, digital business sales, tower business and other non-subscriber-based revenues.

II. International and Other Domestic Operations

In addition to our businesses in Türkiye, we have telecommunications operations in the Turkish Republic of Northern Cyprus and Belarus. On December 29, 2023, a share transfer agreement of our Ukrainian subsidiaries, lifecell, UkrTower and Global LLC, to NJJ Capital, was announced. Therefore, since December 31, 2023, the group has classified the related assets and liabilities as assets held for sale in the consolidated statement of financial position and results of operations as discontinued operations. On September 9, 2024, the Company announced that the transfer of shares, along with all rights and liabilities of the above mentioned companies had been completed.

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

IV. Operating Costs and Other Operating Expense

a.Cost of Revenues

Cost of revenues includes depreciation and amortization charges, cost of goods sold, payments for the treasury share and universal service fund, interconnection and termination costs mainly paid to Türk Telekom and Vodafone, employee benefit expenses for technical personnel, radio expenses, frequency expenses, energy expenses, internet expenses, transmission expenses, roaming expenses paid to international operators for calls by our subscribers outside Türkiye and cost of revenue from financial services.

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

f.Results of Operations

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2024	2023	2022

	(in TRY millions)
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(75.3)	(78.8)	(87.4)
Gross margin	24.7	21.2	12.6
Administrative expenses	(4.2)	(3.2)	(2.8)
Selling and marketing expenses	(6.6)	(5.3)	(4.9)
Net impairment losses on financial and contract assets	(0.6)	(0.9)	(0.7)
Other operating income/(expenses), net	(1.4)	(4.4)	(1.1)
Operating profit	11.9	7.3	3.2

V. Segment Overview

Our operations are aggregated under three main reportable segments, Turkcell Türkiye, Turkcell International and Techfin.

•

The Turkcell Türkiye segment comprises mainly our telecommunication and technology services activities in Türkiye and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital İş Servisleri,Turkcell Global Bilgi, Turktell, Atmosware Teknoloji, Turkcell Teknoloji, Ultia, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik, BiP A.Ş.,TDC and Artel.

•

The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Türkiye and includes the operations of BeST, Kıbrıs Telekom, East Asian, Lifecell Ventures, Lifetech, Beltower, Lifecell Digital, Yaani, Turkcell Dijital Teknolojileri and BiP BV. On December 29, 2023, we signed a share transfer agreement with NJJ Capital for our Ukrainian subsidiaries lifecell, UkrTower and Global LLC.

•

On December 29, 2023, we signed a share transfer agreement with NJJ Capital for the sale of our Ukrainian subsidiaries lifecell, UkrTower and Global Bilgi LLC for USD 524.3 million, subject to closing adjustments to be made based on the level of net cash/debt in the financial statements as of the closing date. The sale was completed on September 9, 2024.

For the year ended December 31, 2023, these Ukrainian entities collectively contributed TRY 11,170.6 million in revenue (6.7% of the Group’s total revenue), TRY 6,417.0 million in EBITDA, and comprised TRY 24.697,1 million in assets.

As of September 9, 2024, the total sale value amounted to TRY 18,455.5 million, consisting of cash collected (TRY 17,778.0 million) and other receivable (TRY 677.5 million) related to the net cash/debt adjustment. The total gain on the sale was attributable to the net asset value of the companies (TRY 15,194.6 million) and accumulated foreign currency translation differences (TRY 5,560.3 million) related to foreign investments up to the sale date. The resulting total net income on the sale, after accounting for these factors, was TRY 8,821.2 million.

The impairment and reversal amounts recognized in the consolidated financial statements were not material relative to the total value of the sale. As of the date of this Offering Circular, we no longer hold any interest in the three divested subsidiaries. The Group has classified the related assets as assets and liabilities held for sale in the consolidated statement of financial position and the related results of operations as “discontinued operations” since December 31, 2023 and 2022. These changes have also been reflected in the previous years’ numbers for the Turkcell International segment, which are also disclosed in this report. See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report.

•

The Techfin segment comprises all our financial services businesses and includes the operations of Financell, Turkcell Ödeme, Paycell LLC, Paycell Europe, Turkcell Sigorta, Sofra and Turkcell Dijital Sigorta.

•The Other reportable segment mainly comprises the call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Dijital Eğitim, W3 Labs Yeni Teknolojiler A.Ş. (“W3”) and other operations of Turkcell Satış.

	Turkcell Türkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(in TRY millions)
Total segment revenue	143,771.7	132,760.4	4,014.9	3,790.9	8,633.8	6,596.2	13,443.4	14,671.4	(3,192.3)	(3,165.9)	166,671.4	154,653.0
Inter-segment revenue	(1,242.1)	(1,129.7)	(138.9)	(218.2)	(816.4)	(599.6)	(994.9)	(1,218.5)	3,192.3	3,165.9	—	—
Revenues from external customers	142,529.6	131,630.7	3,876.0	3,572.8	7,817.4	5,996.6	12,448.4	13,452.9	—	—	166,671.4	154,653.0
Adjusted EBITDA*	66,447.4	58,709.4	1,473.2	1,404.6	2,174.3	2,320.9	152.7	1,281.9	(445.5)	(367.6)	69,802.0	63,349.2
Net impairment losses on financial and contract assets	(816.3)	(1,328.9)	(5.4)	(8.7)	(198.7)	(118.4)	(0.8)	0.4	—	—	(1,021.2)	(1,455.6)

	Turkcell Türkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

	(in TRY millions)
Total segment revenue	132,760.4	112,545.8	3,790.9	3,859.3	6,596.2	5,118.8	14,671.4	19,575.6	(3,165.9)	(6,124.3)	154,653.0	134,975.2
Inter-segment revenue	(1,129.7)	(599.4)	(218.2)	(344.9)	(599.6)	(382.4)	(1,218.5)	(4,797.6)	3,165.9	6,124.3	—	—
Revenues from external customers	131,630.7	111,946.4	3,572.8	3,514.4	5,996.6	4,736.4	13,452.9	14,778.0	—	—	154,653.0	134,975.2
Adjusted EBITDA*	58,709.4	47,313.8	1,404.6	1,286.7	2,320.9	2,525.9	1,281.9	1,874.5	(367.6)	(147.2)	63,349.2	52,853.8
Net impairment (losses)/ gains on financial and contract assets	(1,328.9)	(805.0)	(8.7)	(7.2)	(118.4)	(82.8)	0.4	(3.0)	—	—	(1,455.6)	(898.0)
*	For a definition of adjusted EBITDA please see “Non-IFRS Measures.”

Turkcell Türkiye

a.2024 compared to 2023

Total revenues generated by the Turkcell Türkiye segment increased by 8.3% to TRY143,771.7 million in 2024 from TRY 132,760.4 million in 2023. Turkcell Türkiye’s subscriber base reached 43.1 million in 2024, with a net increase of 578 thousand. We have achieved 3.7 million net subscriber additions over the past three years thanks to our superior infrastructure, a wide range of solutions tailored to customer preferences, and pioneering campaigns designed to simplify our customers’ lives. This success is also attributable to the customer experience we provide and our analytical capabilities.

Mobile postpaid subscriber base experienced substantial growth, reaching 29.1 million with a remarkable 1.9 million net additions—the highest in 15 years. Accordingly, postpaid subscribers account for 76.0% (71.5%) of our mobile segment as of the end of 2024. The growth in postpaid subscribers is one of the key drivers of mobile ARPU growth, as these customers typically generate higher revenue than prepaid subscribers. Concurrently, our prepaid subscriber base decreased to 9.2 million, primarily driven by the widespread usage of alternative data solutions (e-SIM) and the routine disconnection of inactive prepaid subscribers during the quarter, in line with our churn policy. The competitive environment, which intensified in May and peaked in December, drove the MNP market in Türkiye to unprecedented highs. While our mobile churn rate in the fourth quarter of the year exceeded that of the same period last year, the annual churn rate remained stable at 2% throughout the year thanks to our successful subscriber retention strategy.

Turkcell Türkiye’s Adjusted EBITDA increased by 13.2% to TRY 66,447.4 million in 2024 from TRY 58,709.4 million in 2023, mainly due to the increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses. Total operating costs (without depreciation, amortization and impairment of fixed assets) increased to TRY 77,324.0 million in 2024, representing a 4.4% increase as compared to 2023. These higher costs were related to the increases in employee benefit expenses and treasury share. Please see “—VI. Year ended December 31, 2024 compared to the year ended December 31, 2023—b. Cost of Revenue.”

b.2023 compared to 2022

Total revenues generated by Turkcell Türkiye segment increased by 18.0% to TRY 132,760.4 million in 2023 from TRY 112,545.8 million in 2022. Strong subscriber net additions in both mobile and fixed subscribers, especially in mobile postpaid and fiber, price adjustments and upsell efforts, as well as the contribution of digital business services, contributed to the growth in revenues of Turkcell Türkiye, more than offsetting the decrease in mobile prepaid.

Postpaid subscriber ARPU is considerably higher than that of a prepaid subscriber with a comparatively lower churn rate. In Türkiye, during 2023, we maintained our focus on the postpaid segment and launched new campaigns, offers and promotions to motivate customers to switch from the prepaid to the postpaid segment as well as attracting new subscribers. Additionally, the inflationary environment motivated prepaid customers to prefer postpaid tariffs, as they fix their contracts for the next 12 months. Accordingly, our postpaid mobile subscriber base increased by 1.6 million net annual additions, and the postpaid ratio increased from 68.1% in 2022 to 71.5% in 2023. In 2023, postpaid ARPU excluding M2M subscribers was TRY 309.3 whereas prepaid ARPU was TRY 138.6. In addition, average monthly mobile data usage per user rose 15.6% to 17.0 GB in 2023, driven mainly by the increasing number and data consumption of 4.5G users. For additional information on how we calculate ARPU, please see “I. Overview of Business—ARPU.”

Turkcell Türkiye’s Adjusted EBITDA increased by 24.1% to TRY 58,709.4 million in 2023 from TRY 47,313.8 million in 2022, mainly due to the increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses. Total operating costs (without depreciation, amortization and impairment of fixed assets) increased to TRY 74,051.0 million in 2023, representing an 13.5% increase as compared to 2022. These higher costs were related to the increases in employee benefit expenses and treasury share, partially offset by decreases in interconnection expenses and energy expenses. Please see “—VI. Year ended December 31, 2023 compared to the year ended December 31, 2022—b. Cost of Revenue.”

Turkcell International

a.2024 compared to 2023

Total revenues generated by Turkcell International segment increased by 5.9% to TRY 4,014.9 million in 2024 from TRY 3,790,9 million in 2023. The annual revenue growth of BeST and Kuzey Kıbrıs Turkcell in terms of their local currency were 23% and 7.2%, which was due to increased data and outgoing voice revenues from BeST and higher SMS revenues and tariffs price increases from Kuzey Kıbrıs Turkcell.

Turkcell International’s Adjusted EBITDA increased by 4.9% to TRY 1,473.1 million in 2024 from TRY 1,404.6 million in 2023. This was mainly due to increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses.

b.2023 compared to 2022

Total revenues generated by Turkcell International segment decreased by 1.8% to TRY 3,790.9 million in 2023 from TRY 3,859.3 million in 2022. The decrease in total consolidated revenues occurred mainly due to restatement of all comparative figures, including foreign subsidiaries, by applying Turkish general price index. The annual revenue growth of BeST and Kuzey Kıbrıs Turkcell in terms of their local currency were 20.1% and 20.4%, which was due to increased data and outgoing voice revenues from BeST and higher data revenue from Kuzey Kıbrıs Turkcell.

Despite the decrease in revenue, Turkcell International’s Adjusted EBITDA increased by 9.2% to TRY 1,404.6 million in 2023 from TRY 1,286.7 million in 2022. This was mainly due to a decrease in cost of revenue (as a percentage of revenue, 6.6% decrease) which more than offset an increase in general administrative and marketing and selling expenses (as a percentage of revenue, 2.8% increase).

Techfin

a.2024 compared to 2023

Total revenues generated by Techfin segment increased by 30.9% to TRY 8,633.8 million in 2024 from TRY 6,596.2 million in 2023 due to the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2024 compared to 2023. Turkcell Ödeme revenues grew 25% and Turkcell Finansman revenues grew by 33%.

Techfin’s Adjusted EBITDA decreased by 6.3% to TRY 2,174.3 million in 2024 from TRY 2,320.9 million in 2023, mainly due to the increase in cost of revenue and operational expenses being higher than the increase in revenues. As a percentage of revenues, Techfin’s adjusted EBITDA decreased by 10.0 percentage points to 25.2% in 2024 from 35.2% in 2023. This was mainly due to increases in funding expenses (contributing 8.6%).

b.	2023 compared to 2022

Total revenues generated by Techfin segment increased by 28.9% to TRY 6,596.2 million in 2023 from TRY 5,118.8 million in 2022 due to the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2023 compared to 2022. Turkcell Ödeme (Paycell) revenues grew 28.6% and Turkcell Finansman revenues grew by 27.7%.

Techfin’s Adjusted EBITDA decreased by 8.1% to TRY 2,320.9 million in 2023 from TRY 2,525.9 million in 2022, mainly due to the increase in cost of revenue and operational expenses being higher than the increase in revenues. As a percentage of revenues, Techfin’s adjusted EBITDA decreased by 14.2 percentage points to 35.2% in 2023 from 49.3% in 2022. This was mainly due to increases in funding expenses (contributing 10.0%), personnel expenses (contributing 2.6%) and marketing expenses (contributing 0.9%).

Other

a.2024 compared to 2023

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, decreased by 8.4% to TRY 13,443.4 million in 2024 from TRY 14,671.4 million in 2023, mainly due to a decrease consumer electronics.

Other subsidiaries’ Adjusted EBITDA decreased by 88.1% to TRY 152,7 million in 2024 from TRY 1,281.9 million in 2023, mainly due to the decrease in revenue and increase in cost of sales from Turkcell Satış’s other operations.

b.	2023 compared to 2022

Total revenues generated by other subsidiaries’ segment, mainly comprised of consumer electronics sales, call center services and energy business, decreased by 25.1% to TRY 14,671.4 million in 2023 from TRY 19,575.6 million in 2022, mainly due to a decrease in energy business revenue.

Other subsidiaries’ Adjusted EBITDA decreased by 31.6% to TRY 1,281.9 million in 2023 from TRY 1,874.5 million in 2022, mainly due to the decrease in revenue from Turkcell Satış’s other operations.

VI. Year ended December 31, 2024 compared to the year ended December 31, 2023

Subscriber discussion

We had 38.3 million mobile subscribers in Türkiye, including 29.1 million mobile postpaid subscribers, as of December 31, 2024, compared to 38.0 million mobile subscribers in Türkiye, with 27.2 million mobile postpaid subscribers, as of December 31, 2023. During 2024, we recorded a net increase of 303 thousand mobile subscribers. This was mainly driven by 1.9 million net additions to the postpaid subscriber base, which reached 76% of total mobile subscribers. We had 1.6 million net losses in prepaid subscribers as of December 31, 2024, which was due mainly to widespread usage of alternative data solutions (e-SIM) and the disconnection of 326 thousand inactive prepaid subscribers during the last quarter of the year in line with our churn policy.

In the fixed segment, our subscriber base reached 3.2 million for the year ended December 31, 2024, of which 2.5 million were fiber customers, compared to 3.1 fixed broadband subscribers, which 2.3 million were fiber customers, for the year ended December 31, 2023. The net additions in fiber of customers, were supported by our accelerated fiber infrastructure investments and the continued demand for high-speed and high-quality household broadband connections.

In Belarus, we had 1.5 million registered mobile subscribers as of December 31, 2024 inline with December 31, 2023. Three-month active subscribers were at 1.2 million as of December 31, 2024, unchanged from December 31, 2023.

Kıbrıs Telecom mobile subscribers were stable at 0.6 million as of December 31, 2024, as compared to December 31, 2023.

a.Total Revenue

Total consolidated revenues increased 7.8% to TRY 166,671.4 million in 2024 from TRY 154,653.0 million in 2023. This growth was mainly attributable to the expanding customer base of Turkcell Türkiye, driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For discussion of year-on-year comparison for total revenues generated by Turkcell Türkiye, Turkcell International, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 3.0% to TRY 125,542.6 million in 2024 from TRY 121,881.7 million in 2023, mainly due to the increase in treasury share expenses and universal service fund, employee benefit expenses, radio expenses, frequency expenses, depreciation and amortization and cost of revenue from financial services, partially offset by decreases in interconnection expenses, and energy expenses charges. As a percentage of revenues, cost of revenues decreased by 3.5 percentage points to 75.3% in 2024 from 78.8% in 2023. This was mainly due to decreases in depreciation and amortization (contributing 0.7%), cost of goods sold (contributing 2.7%), interconnection and termination expense (contributing 1.0%), and energy expense (contributing 0.8%), despite an increase in employee benefit expense (contributing 1.4%).

Depreciation and amortization charges (including impairment charges) increased by 5.3% to TRY 47,563.0 million in 2024 from TRY 45,189.1 million in 2023. The depreciation expense for our network infrastructure increased to TRY 17,105.3 million in 2024 from TRY 13,111.1 million in 2023. Even though there was an increase in depreciation expense for our network infrastructure due to new network investments, this increase was lower than the yearly inflation. The amortization expense for our computer software and subscriber acquisition costs (SAC) increased to TRY 8,552.5 million and TRY 7,460.5 million in 2024 from TRY 9,277.4 million and TRY 9,214.8 million. The increase is mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15.

Cost of goods sold decreased 21.1% to TRY 12,182.4 million in 2024 from TRY 15,441.6 million in 2023, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA increased by 10.5% to TRY 16,774.1 million in 2024 from TRY 15,207.0 million in 2023, mainly due to an increase in mobile revenues which is the base of treasury share and universal service fund.

Employee benefit expenses increased by 26.4% to TRY 15,414.7 million in 2024 from TRY 12,196.5 million in 2023, mainly due to the biannual salary increases applied in January and July 2024.

Interconnection and termination fees decreased by 21.4% to TRY 4,491.6 million in 2024 from TRY 5,710.9 million in 2023, mainly due to decreasing Mobile Termination Rates (MTR rates) in Türkiye.

Energy cost decreased by 15.9% to TRY 4,464.2 million in 2024 from TRY 5,308.7 million in 2023, mainly due to the inflation effect.

Frequency expenses increased by 10.3% to TRY 5,440.8 million in 2024 from TRY 4,944.7 million in 2023. The frequency fees are paid at 5% of the net revenues of Turkcell İletişim Hizmetleri and the increased frequency expenses were in line with the increase in Turkcell’s revenues.

Cost of revenue from financial services increased by 68.5% to TRY 4,501.5 million 2024 from TRY 2,672.3 million in 2023, mainly due to rise in the loans portfolio of Financell and Paycell’s increased transaction volume across all services along with rising interest rates.

Radio cost increased by 5.8% to TRY 2,090.7 million in 2024 from TRY 1,976.3 million in 2024, primarily due to increased roll out.

Transmission costs decreased by 9.0% to TRY 1,925.5 million in 2024 from TRY 2,115.7 million in 2023. Despite an increase in capacity and exchange rate effects, transmission costs remained below the yearly inflation.

Roaming expenses decreased 7.6% to TRY 1,513.6 million in 2024 from TRY 1,638.4 million in 2023, mainly due to the rise in travel and the increased impact of higher foreign exchange rates.

As a result, total gross profit margin increased 3.5% from 21.2% in 2023 to 24.7% in 2024.

c.Administrative expenses

Administrative expenses increased 39.8% to TRY 6,919.9 million in 2024 from TRY 4,951.5 million in 2023, mainly due to the increase in employee benefit expenses. As a percentage of revenues, administrative expenses increased at 4.2% for the year ended December 31, 2024 compared to 3.2% for the year ended December 31, 2023, with the increase driven mainly by the rise in employee benefits expenses.

Employee benefit expenses increased 41.4% to 4,993.6 million in 2024 from TRY 3,530.6 million in 2023, primarily due to the biannual salary increases applied in January and July 2024.

d.Selling and marketing expenses

Selling and marketing expenses increased by 33.5% to TRY 10,948.7 million in 2024 from TRY 8,204.1 million in 2024, mainly due to the increase in marketing expenses and employee benefit expenses, partially offset by a decrease in selling expenses. As a percentage of revenues, selling and marketing expenses increased to 6.6% for the year ended December 31, 2024 compared to 5.3% for the year ended December 31, 2023. This was driven mainly by the rise in employee benefits expenses (contributing 0.6%). Employee benefit expenses increased 28.8% to TRY 5,837.2 million in 2024 from TRY 4,532.8 million in 2023, due to the biannual salary increases applied in January and July 2024

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased by 29.8% to TRY 1,021 million in 2024 from TRY 1,455.6 million in 2023. Net impairment losses on financial and contract assets as a percentage of revenues were almost stable at 0.6% for the year ended December 31, 2024 as compared to 0.9% for the year ended December 31, 2023.

We booked an impairment provision of TRY 825.6 million and TRY 1,090.9 million for contract assets, other assets and receivables from financial services as at December 31, 2024 and 2023, respectively.

f.Other operating income/(expenses)

Other net operating expenses income decreased to TRY 2,326.5 million in 2024 from TRY 6,880.4 million in 2023, mainly due to the donation for the Southeastern Türkiye Earthquakes and other litigation expenses. However, the decrease in other net operating income was partially offset by the rise in insurance compensation income and income from equipment donations.

g.Operating profit

Operating increased by 76.5% to TRY 19,912.5 million in 2024 from TRY 11,279.7 million in 2023. As a percentage of revenues, operating profit increased from 7.3% in 2023 to 11.9% in 2024, primarily due to an increase in total revenues and a more limited increase in cost of revenues.

h.Net finance income/(costs)

Net finance costs decreased to TRY 6,647.5 million in 2024 from TRY 10,493.4 million in 2023.

Finance income decreased by 43.2% to TRY 10,378.4 million in 2024, as compared to TRY 18,283.7 million in 2023, mainly due to decrease in income from financial assets carried at fair value and decrease in the cash flow hedges- reclassified to profit or loss.

Finance costs decreased by 40.8% to TRY 17,025.9 million in 2024 from TRY 28,777.0 million in 2023, mainly due to the decrease in net foreign exchange losses. Net foreign exchange losses decreased to TRY 3,753.4 million in 2024 from TRY 20,236.7 million in 2023.

Moreover, monetary gain (loss) arising from IAS 29 implementation amounted to TRY 5,850.5 million and TRY 5,510.8 million respectively in 2024 and 2023 years. The decrease in monetary gain was due to the net monetary position change.

i.Income tax income/expense

Income tax income decreased from TRY 6,751.0 million in 2023 to tax expense of TRY 4,866.0 million in 2024, primarily due to an inflation adjustment made in accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, to the statutory financial statements as of December 31, 2023 (which adjusted the tax bases for the effects of inflation). Accordingly, a net deferred tax asset was recognized for the impact of inflation adjustment on the tax bases of non-monetary items as of December 31, 2023. This recognition continued to be applied in 2024.

j.Share of profit / (loss) of equity accounted investees

Share of profit/(loss) of equity accounted investees decreased from TRY 2,202.0 million profit in 2023 to TRY 3,162.6 million loss in 2024, mainly due to an increase in the number of associates loss, primarily driven by the increase in the cost of sales, R&D and marketing expenses of Togg, one of our equity accounted investees.

k.Profit from discontinued operations

Profit from discontinued operations increased from TRY 2,843.8 million in 2023 to TRY 12,428.0 million in 2024. This increase was mainly due to the gain on the sale of Ukrainian assets, which amounted to TRY 8,821.2 million, with the remaining portion corresponding to the profit for the year from discontinued operations, which amounted to TRY 3,606.8. See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report.

l.Profit for the period

Profit for the period attributable to owners of the Company increased to TRY 23,514.9 million in the year ended December 31, 2024 from a gain of TRY 18,093.9 million in the year ended December 31, 2023 in addition to the gain on the sale of Ukrainian assets, higher operating profit and lower net finance costs enabled a higher net income as compared to the same period of last year.

m.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” Loss allocated to non-controlling interests amounted to TRY 8.6 million for the year ended December 31, 2024, compared to a loss allocated non-controlling interests amounted to TRY 31.4 million for 2023.

VII. Year ended December 31, 2023 compared to the year ended December 31, 2022

Subscriber discussion

We had 38.0 million mobile subscribers in Türkiye, including 27.2 million mobile postpaid subscribers, as of December 31, 2023, compared to 37.5 million mobile subscribers in Türkiye, with 25.6 million mobile postpaid subscribers, as of December 31, 2022. During 2023, we recorded a net increase of 498 thousand mobile subscribers. This was mainly driven by 1.6 million net additions to the postpaid subscriber base, which reached 71.5% of total mobile subscribers. We had 1.1 million net losses in prepaid subscribers as of December 31, 2023, which was due mainly to the disconnection of 297 thousand inactive prepaid subscribers during the last quarter of the year in line with our churn policy.

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

Kıbrıs Telecom mobile subscribers were stable at 0.6 million as of December 31, 2023.

a.Total Revenue

Total consolidated revenues increased 14.6% to TRY 154,653.1 million in 2023 from TRY 134,975.2 million in 2022. This growth was mainly attributable to the expanding customer base of Turkcell Türkiye, driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For discussion of year-on-year comparison for total revenues generated by Turkcell Türkiye, Turkcell International, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 3.4% to TRY 121,881.7 million in 2023 from TRY 117,929.9 million in 2022, mainly due to the increase in treasury share expenses and universal service fund, employee benefit expenses, radio expenses frequency expenses, and cost of revenue from financial services, partially offset by decreases in interconnection expenses, energy expenses, and depreciation and amortization charges. As a percentage of revenues, cost of revenues decreased by 8.6 percentage points to 78.8% in 2023 from 87.4% in 2022. This was mainly due to decreases in depreciation and amortization (contributing 5.6%), cost of goods sold (contributing 1.5%), interconnection and termination expense (contributing 1.9%), and energy expense (contributing 1.5%), despite an increase in employee benefit expense (contributing 1.5%).

Depreciation and amortization charges (including impairment charges) decreased by 4.0% to TRY 45,189.1 million in 2023 from TRY 47,061.7 million in 2022. The depreciation expense for our network infrastructure decreased to TRY 13,111.1 million in 2023 from TRY 18,523.2 million in 2022. Even though there was an increase in depreciation expense for our network infrastructure due to new network investments, this increase was lower than the yearly inflation. The amortization expense for our computer software and subscriber acquisition costs (SAC) 9,277.4 million and TRY 9,214.8 million in 2023 both increased from TRY 8,283.6 million and TRY 7,038.5 million in 2022, respectively. The increase is mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15.

Cost of goods sold decreased 0.5% to TRY 15,441.6 million in 2023 from TRY 15,521.6 million in 2022, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA increased by 18.7% to TRY 15,206.9 million in 2023 from TRY 12,814.8million in 2022, mainly due to an increase in mobile revenues which is the base of treasury share and universal service fund.

Employee benefit expenses increased by 40.7% to TRY 12,196.5 million in 2023 from TRY 8,670.4 million in 2022, mainly due to the biannual salary increases applied in January and July 2023.

Interconnection and termination fees decreased by 23.8% to TRY 5,710.9 million in 2023 from TRY 7,495.9 million in 2022, mainly due to decreasing Mobile Termination Rates (MTR rates) in Türkiye.

Energy cost decreased by 19.4% to TRY 5,308.7 million in 2023 from TRY 6,598.2 million in 2022, mainly due to the reduction in energy prices by the related regulatory authority during the second and third quarters of 2023.

Frequency expenses increased by 19.9% to TRY 4,944.6 million in 2023 from TRY 4,122.3 million in 2022. The frequency fees are paid at 5% of the net revenues of Turkcell İletişim Hizmetleri and the increased frequency expenses were in line with the increase in Turkcell’s revenues.

Cost of revenue from financial services increased by 73.7% to TRY 2,672.3 million in 2023 from TRY 1,538.4 million in 2022, mainly due to rise in the loans portfolio of Financell and Paycell’s increased transaction volume across all services along with rising interest rates.

Radio cost increased by 37.6% to TRY 1,976.3 million in 2023 from TRY 1,436.1 million in 2022, primarily due to increased roll out.

Transmission costs decreased by 4.5% to TRY 2,115.7 million in 2023 from TRY 2,216.3 million in 2022. Despite an increase in capacity and exchange rate effects, transmission costs remained below the yearly inflation.

Roaming expenses increased 3.4% to TRY 1,638.4 million in 2023 from TRY 1,584.4 million in 2022, mainly due to the rise in travel after easing of the restrictions of the COVID-19 pandemic and the increased impact of higher foreign exchange rates.

As a result, total gross profit margin increased 8.6% from 12.6% in 2022 to 21.2% in 2023.

c.Administrative expenses

Administrative expenses increased 33.0% to TRY 4,951.5 million in 2023 from TRY 3,724.1 million in 2022, mainly due to the increase in employee benefit expenses. As a percentage of revenues, administrative expenses stayed almost stable at 3.2% for the year ended December 31, 2023 compared to 2.8% for the year ended December 31, 2022, with the increase driven mainly by the rise in employee benefits expenses.

Employee benefit expenses increased 44.8% to 3,530.6 million in 2023 from TRY 2,438.7 million in 2022, primarily due to the biannual salary increases applied in January and July 2023.

d.Selling and marketing expenses

Selling and marketing expenses increased by 23.7% to TRY 8,204.1 million in 2023 from TRY 6,631.0 million in 2022, mainly due to the increase in marketing expenses and employee benefit expenses, partially offset by a decrease in selling expenses. As a percentage of revenues, selling and marketing expenses stayed almost stable at 5.3% for the year ended December 31, 2023 compared to 4.9% for the year ended December 31, 2022. This was driven mainly by the rise in employee benefits expenses (contributing 0.7%). Employee benefit expenses increased 48.8% to TRY 4,532.8 million in 2023 from TRY 3,045.7 million in 2022, due to the biannual salary increases applied in January and July 2023.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets increased 62.1% to TRY 1,455.6 million in 2023 from TRY 898.0million in 2022. Net impairment losses on financial and contract assets as a percentage of revenues were almost stable at 0.9% for the year ended December 31, 2023 as compared to 0.7% for the year ended December 31, 2022.

We booked an impairment provision of TRY 1,090.9 million and TRY 1,806.3 million for contract assets, other assets and receivables from financial services as at December 31, 2023 and 2022, respectively. The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

f.Other operating income/(expenses)

Other net operating income decreased to TRY 6,880.5 million in 2023 from TRY 1,528.1 million in 2022, mainly due to the donation for the Southeastern Türkiye Earthquakes, other litigation expenses and restructuring costs. However, the increase in other net operating income was partially offset by the rise in insurance compensation income, income from equipment donations and the decrease in revaluation tax expenses.

g.Operating profit

Operating profit increased by 164.5% to TRY 11,279.7 million in 2023 from TRY 4,264.0 million in 2022. As a percentage of revenues, operating profit increased from 3.2% in 2022 to 7.3% in 2023, mainly due to an increase in total revenues and a more limited increase in cost of revenues.

h.Net finance income/(costs)

Net finance costs decreased to TRY 10,493.4 million in 2023 from TRY 11,538.0 million in 2022.

Finance income increased by 220.0% to TRY 18,283.7 million in 2023 from TRY 5,714.1 million in 2022, mainly due to an increase in income from financial assets carried at fair value and an increase in the cash flow hedges reclassified to profit or loss.

Finance costs increased by 66.8% to TRY 28,777.0 million in 2023 from TRY 17,252.0 million in 2022, mainly due to the increase in net foreign exchange losses and net interest expenses for financial assets and liabilities measured at amortized cost. Net foreign exchange losses increased to TRY 20,236.7 million in 2023 from TRY 10,330.4 million in 2022.

Moreover, monetary gain arising from IAS 29 implementations amounted to TRY 5,510.8 million and TRY 11,214.0 million respectively in 2023 and 2022. The decrease in monetary gain (loss) was due to the net monetary position change.

i.Income tax income/expense

Income tax income increased from TRY 4,021.3 million in 2022 to tax income of TRY 6,751.0 million in 2023, mainly due to the net positive change in the deferred tax income of TRY 2,467.6 TRY 2,467.6 million in 2023 related to the deferred tax effect of IAS 29 adjustments and to the change in the corporate tax rate from 23% to 25%.

In accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, an inflation adjustment was made to the statutory financial statements as of December 31, 2023 and the tax bases were adjusted for the effects of inflation. Accordingly, a net deferred tax asset was recognized for the impact of inflation adjustment on the tax bases of non-monetary items in the amount of TRY 19,818.3 in 2023. However, as a result of the transition to IAS 29 at the end of 2022 under IFRS, an offsetting effect was observed in our Consolidated Financial Statements in 2023, particularly in fixed assets, due to differences in the CPI (Consumer Price Index) and WPI (Wholesale Price Index) for the 2023 period.

j.Share of profit of equity accounted investees

Share of profit of equity accounted investees increased from TRY 754.0 million in 2022 to TRY 2,202.0 millionin 2023. This increase was mainly related to the increase in Togg’s profit for the year.

k.Profit from discontinued operations

Profit from discontinued operations increased from TRY 1,216.2 million in 2022 to TRY 2,834.8 million in 2023.

l.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” Loss allocated to non-controlling interests amounted to TRY 31.4 million for the year ended December 31, 2023, compared to a loss allocated non-controlling interests amounted to TRY 2.3 million for 2022.

m.Profit for the year

Profit for the year attributable to owners of the Company increased to TRY 18,093.9 million in 2023 from profit for the year TRY 9,931.6 million in 2022. The detailed information is given in the sections above.

VIII. Effects of Inflation

According to TurkStat, despite wage increases, tax hikes, and high commodity prices globally, inflation fluctuated in 2024, decreasing at the end of 2024 compared to the year ended 2023 from 64.77% to 44.38%. Year-end inflation converged with the latest Medium-Term Program and CBRT expectations survey. Despite the decrease in inflation, an increase was recorded in the USD/TRY exchange rate from 29.43 to 35.28 in 2024. The main factor behind the rise was the CBRT engaging in foreign exchange purchases in the markets to accumulate reserves. For a description of the application of IAS 29 to our financial statements, see “—Operating and Financial Review and Prospects—I. Overview of the Turkish and International Economy—Application of IAS 29.” As of March 2025, headline inflation decreased to 38.1% and expectations for a decrease in inflation for 2025 were announced by Turkish government officials. In the latest inflation report by the CBRT, inflation is projected to be 24.0% at the end of 2025. While recent policy decisions by various national governments may amplify global inflation risks, Türkiye’s expansionary fiscal policy and uncertainties related to the presidential elections in Türkiye are heightening the risk of high domestic inflation.

According to the March 2025 CBRT Survey of Market Participants, inflation is expected to be 28.04% at the end of 2025.

In 2024, in order to minimize the negative impact of challenging macroeconomic developments, especially inflation, on our financial results, we remained committed to our rational pricing strategy. We made two price increases during the year. This approach enabled us to maintain our dynamic position in the industry. In addition to rational pricing to maintain ARPU growth, we continued our strategy of increasing the postpaid subscriber base and upselling our customers to higher value packages with a greater value proposition. In addition, since 2022, the company has implemented biannual salary increases for employees in response to rapidly accelerating inflation. For further details on our pricing strategy in the context of inflation and the potential impacts of continued inflation, see “Item 4. Information on the Company—B. Business Overview—IV. Tariffs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, namely BYN given our operations in Belarus. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Türkiye. Additionally, derivative financial instruments such as forward contracts, swap contracts, future contracts and options are used. We are increasing the diversification of financial products to protect our foreign currency assets against currency fluctiations and enhance returns from these foreign assets.

The foreign exchange risks in Türkiye as the result of purchases and borrowings in U.S. Dollars, Euros and CNY have been manageable, as there is a developed market enabling the hedging of such risk. While we are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account which has had, and is likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. The aim is to increase the proportion of on-balance sheet transactions while maintaining the “natural hedge” structure in order to reduce the costs associatedexchange rate and interest rate risks.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

X. Interest Rates Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt and capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments. Policy makers have implemented various new regulations regarding the utilization of loans and the usage of derivatives. As a result, the variety of interest rate hedging tools decreased sharply in the market. We are exposed to interest rate risk, since part of our debt portfolio is dependent on floating rates. We expect a further decline in hedging costs in the upcoming periods. However, the U.S. reciprocal tax levy, set to take effect in April 2025, has impacted global financial markets and triggered an increase in interest rates, including in Türkiye. As a result, we may face elevated hedging costs.

XI.New Accounting Standards Issued

See Note 2 of our Consolidated Financial Statements included elsewhere in this annual report.

5.B Liquidity and Capital Resources

a.Net Cash Flows

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile and fiber communications network, in order to advance the current infrastructure, prepare the network for 5G services and prepare for future possible earthquakes, for working capital, for investments in data centers and renewable energy and for the servicing of our debt obligations. Below is a summary of our consolidated cash flows for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

	(in TRY millions)
Net cash inflow from operating activities	63,257.1	60,237.0	61,045.0
Net cash (outflow) from investing activities	(37,100.1)	(30,183.5)	(45,785.5)
Net cash inflow/(outflow) from financing activities	(9,784.2)	9,773.5	4,892.1
Net increase in cash and cash equivalents	16,372.8	39,826.9	20,151.6
Effects of exchange rate changes and inflation adjustments on cash and cash equivalents	(25,430.4)	(23,825.9)	(31,206.0)

Net cash inflow from operating activities increased to TRY 63,257.1 million in 2024, from TRY 60,237.0 million in 2023. The change in net cash inflow from operating activities between 2023 and 2024 was relatively stable.

Net cash outflow from investing activities increased to TRY 37,100.1 million in 2024, from TRY 30,183.5 million in 2023. This change was mainly due to cash outflows from purchase of shares or borrowing instruments of other enterprises or funds, which increased to TRY 60,178.6 million from TRY 23,267.1 million in 2023, and acquisition of property, plant and equipment and intangible assets, which increased to TRY 50,929.8 million in 2024 from TRY 42,597.2 million in 2023, partially offset by cash inflow from the proceeds of the disposal of the Ukrainian subsidiaries which amounted to TRY 13,719.4 million, cash inflow for interest received which increased to TRY 11,755.2 million in 2024 from cash inflow of TRY 8,410.6 million in 2023 and cash inflows from sale of shares or borrowing instruments of other enterprises or funds which amounted to TRY 38,699.1 million in 2024 compared to a cash inflow of TRY 22,100.6 million in 2023.

Net cash outflow from financing activities decreased to TRY (9,784.2) million in 2024, from TRY 9,773.5 million in 2023. This change was mainly due to net cash outflow from repayment of borrowings and bonds that was more than offset by cash inflow in proceeds from issues of loans and borrowings.

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment mainly comprises of adjustments in order to reflect the impact of the inflation effect and translation differences on cash and cash equivalents, which increased to TRY 25,430.4 in 2024 from TRY 23,825.9 in 2023.

b.Sources of Liquidity

Turkcell relies on its cash from operations to provide funding for its operations, complemented by a diverse range of financial instruments to ensure liquidity. In addition to cash generated internally, the company utilizes bank financing from both local and international institutions, as well as engaging in capital markets issuance. These strategies have enabled Turkcell to maintain a robust financial position while pursuing its growth objectives. As of December 31, 2024, our total debt was TRY 104,340.3 million (including TRY 4,822.5 million of lease obligations).

We believe we have a strong liquidity position with the cash-equivalent of USD 2.7 billion in hard currencies, which approximately equals our debt service (including interest) through the end of 2028 (excluding the consumer finance unit). Beyond that, we currently have debt repayments (including interest) amounting to approximately USD 198 million scheduled until 2036, covering multiple years.

In the year ended December 31, 2024, our net debt position decreased to TRY 10.0 billion from TRY 34.4 billion as of year ended December 31, 2023, primarily due to our increased cash position following the sale of Ukraine assets. Consequently, the net debt to Adjusted EBITDA ratio decreased to 0.1x from 0.5x over the same period. These levels are well below our 1.5x threshold of net debt to EBITDA. We have achieved this position despite continued investments in our network, with our operational capital expenditure (excluding licenses) to sales ratio of 22.8% in the year ended December 31, 2024.

As described in more detail below, our borrowings consist of bilateral loans from local and international financial institutions, 144A/ Regulation S sustainable and conventional Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. Our loans are denominated in several currencies including U.S. Dollar, CNY, EUR, or TRY. The floating interest rates vary from SOFR+0.6% to SOFR+2.2% and from EURIBOR+2.0% to EURIBOR+4.0% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 1.5% to 5.8% for the loans denominated in U.S. Dollars, (ii) 5.0% for the loans denominated in EUR, (iii)24.4% to 67.3 denominated in TRY, and (iv) 4.0% to 5.5% for the loans denominated in CNY. As of December 31, 2024, there are no UAH obligations outstanding due to the sale of Lifecell Ukraine. Our borrowings are payable over the period spanning from 2025 to 2036.

In June 2023, we replaced LIBOR with the Secured Overnight Funding Rate (SOFR).

The ratio of our debt to equity was 55.8% as of December 31, 2024 compared to 68.8% as of December 31, 2023. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, See Note 28 to our Consolidated Financial Statements included elsewhere in this annual report.

Financing agreements of Turkcell

In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of USD 500 million, 10-year maturity, a redemption date of October 15, 2025 and coupon rate of 5.75% (based on a 5.95% reoffer yield to investors)

On April 11, 2018 we issued a Eurobond with an aggregate principal amount of USD 500 million with a fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity with a redemption date of April 11, 2028. The notes have since been listed on the official list of the Irish Stock Exchange Euronext Dublin.

On May 10, 2019, we signed a sustainability linked loan agreement of EUR 50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The loan has a maturity of three years and one week and its total annual cost will be in the EURIBOR+2.00%-2.20% range. The total cost (i.e. margin plus annualized upfront fee) of the loan can potentially decline to EURIBOR+2.00% or increase to EURIBOR+2.20%, subject to meeting sustainability-based environmental objectives set as part of the loan agreement. These objectives include the collection of electronic waste, purchased hourly average certified renewable energy and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format. On December 24, 2021, we extended the maturity and increased the amount of the existing sustainability linked loan agreement. According to the amended facility agreement, the maturity of the sustainability linked loan of EUR 50 million was extended from May 2022 to December 2026, and the amount was increased to EUR 70 million. Repayments have been made in two equal installments per year as of the third year and, since May 2022, the annual total cost of the loan varies between Euribor + 2.125%-2.325% depending on the realization of the targets set again within the scope of the agreement. These targets are the share of renewable energy in our company’s electricity consumption, the share of renewable energy production within the company and the annual amount of e-waste collection.

On March 11, 2020, we signed a EUR 50 million Green Loan agreement with ING European Financial Services Plc in order to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. Fully repaid in March 2025, the loan had a maturity of five years with a total annual cost of Euribor+1.95%.

On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the following five years after the three-year grace period (availability period). The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion. The loan agreement comprises two tranches, each EUR 250 million. The first tranche has been fully utilized in November 2022. In August 2023, the availability period of the Tranche 2 was extended until March 31, 2024. The loans will be repaid until August 2028.

As of December 31, 2024, we had EUR 79.3 million and RMB 838 million in total committed lines as follows:

•

On July 25, 2024, we signed a EUR 93.9 million, 12-year semi-annual amortizing export finance facility funded by HSBC Bank Middle East Limited and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2024-2027. The loan agreement comprises three tranches, each with a tenor of 12 years. The last tranche can be utilized until May 2027 and each tranche is to be repaid in semi-annual installments. The total annual cost of the loan is 2.17% including all other annual and upfront fees. We have utilized EUR 33.1 million facility under this agreement by fully utilizing the first tranche on July 31, 2024, with EUR 60.8 million remaining under this facility agreement as of December 31, 2024.

•

On September 23, 2024, Turkcell signed a EUR 50 million green loan agreement with Development Investment Bank of Türkiye and utilized EUR 31.5 million of the loan on September 24, 2024 with an interest rate of 6M Euribor +2%. The remaining committed line of EUR 18.5 million will remain available until December 31, 2025.

•

We signed a loan agreement for RMB 1,230 million with the China Development Bank on September 30, 2024, under the insurance of China Export & Credit Insurance Corporation. As of December 31, 2024, we have utilized RMB 392 million under this agreement.

Various issuances have been carried out within the current Capital Markets Board (CMB) limit ceiling. As of December 31, 2024, the amount of financing bonds in circulation was TRY 1,870.0 million, while as of April 15, 2025 it stands at TRY 2,230 million.

Financing agreements of Turkcell Superonline

Turkcell Superonline utilizes a range of financing instruments, including local currency (TRY) and foreign exchange (FX) loans, as well as issuances in the local capital markets, to meet its financing needs. In 2024, the company signed a six-year loan agreement with Akbank for EUR 65 million, carrying an annual interest rate of Euribor + 2.80%, with no additional costs or fees.

In addition, on November 7, 2024, Turkcell Superonline decided to issue lease certificates (sukuk) through an asset leasing company in Türkiye, in accordance with capital markets regulations. These certificates, denominated in Turkish Lira, were issued for a nominal value of up to TRY 3.0 billion, with maturities of up to 12 months, and were placed privately without public offering to institutional investors. As of December 31, 2024, TRY 600 million of the lease certificates were outstanding.

As of December 31, 2024, Turkcell Superonline had an outstanding loan of TRY 4.84 billion, which was obtained from multiple local banks.

Financing agreements of Financell

Financell mainly relies on bilateral loans from local and international banks. However, the company has been preferring short-term local currency loans from Turkish banks since its loan book and average maturity of receivables began to shrink. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. The remainder of the borrowings are local currency loans from Turkish banks and local capital markets. As of December 31, 2024, Financell had a loan portfolio of 6 billion TRY, all of which are bank borrowings in Turkish Lira. Additionally, on November 18, 2024, Financell applied for the CMB approval to obtain commodity trading-based lease certificates (sukuk) in accordance with capital markets legislation through an asset leasing company based in Türkiye at an amount of up to TRY 1.5 billion, in Turkish Lira terms, with maturities up to 12 months, in the domestic Turkish market, in one or more tranches, without a public offering, as a private placement and/or to be sold to institutional investors.

Financing agreements of other subsidiaries

Certain of our subsidiaries are engaged in borrowing transactions, including various loan facilities and debt instruments, as listed below.

Turkcell Ödeme received CMB approval for the issuance of lease certificates in the amount of TRY 1.5 billion on November 21, 2024, with maturities up to 12 months, in the domestic Turkish market, in one or more tranches, without a public offering, as a private placement and/or to be sold to institutional investors. As of December 31, 2024, there was an outstanding lease certificate issuance of TRY 300 million.

In September 2021, we re-financed Boyut Enerji’s existing Ziraat Bank loans of which EUR 4.6 million and USD 5.8 million were with new USD 12 million monthly amortizing loan with 2.5% fixed interest and a five-year door-to-door maturity from QNB Finansbank. As of December 31, 2024, existing total loan exposure of Boyut Enerji was USD 6.5 million.

As of December 2024, Turkcell Gayrimenkul has TRY 915 million short term Turkish Lira loans, all of which are loans in Turkish Lira obtained from local banks.

As of December 2024, Turkcell Satış has TRY 422 million short term Turkish Lira loans, all of which are loans in Turkish Lira obtained from local banks.

As of December 2024, Kıbrıs Telekom has TRY 261 million loans borrowings from Northern Cyprus local bank market with a maximum of two years maturity.

As of December 2024, Turkcell Enerji has TRY 150 million short term Turkish Lira loans, all of which are loans in Turkish Lira obtained from local banks.

c.Uses of Liquidity

Our cash outflows through 2024 primarily included dividend payments, quarterly corporate tax payments, capital expenditures, debt service, the second installment of the donation for Southeastern Türkiye Earthquakes victims and our working capital needs.

Our capital expenditure on property, plant, equipment and intangible assets principally relates to network infrastructure investments, equipment, purchasing land and buildings, computer software, subscriber acquisition costs and telecommunication license, as well as renewable energy investments. The majority of our capital expenditures are incurred in Türkiye. In 2024, there was continued investment in new infrastructure roll outs for mobile and fixed broadband services, and data center and renewable energy investments. Such capital expenditures were financed using cash flows generated from operations and external financing. Further information on capital expenditure is included in notes 12, 13 and 16 to the Consolidated Financial Statements included elsewhere in this annual report. We expect that our total operational capital expenditures as a percentage of revenues in 2025 will be approximately 24%.

In our opinion, our sources of liquidity and capital resources, including working capital, are sufficient for our present requirements. Under the current assumptions and circumstances, we expect to continue to generate adequate levels of cash to maintain a positive position in the future and to have positive cash flow related to our communications and technology activities in Türkiye. According to our current business plan for the operations in Türkiye, we believe that we will be able to finance our current operations, capital expenditures, and financing costs as well as maintain and enhance our network through our operating cash flow, existing credit facilities and other available credit lines. If the inflation target is achieved and the exchange rate follows a similar trend as in 2024, the currency risk in 2025 is expected to be lower compared to previous years. We expect to continue to experience moderate cash outflows in relation to capital expenditures for mobile and fiber investments, investments in data centers and renewable energy, investments in the network in preparation for a further possible earthquake and dividend payments. In addition, if we are successfully in acquiring a 5G license whenever the application process occurs, we may need to make significant outflows for any required payment for 5G license authorization and network investments. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

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

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory action) under which a company has (i) provided guarantee contracts; (ii) retained or contingent interests in transferred assets; (iii) any obligation under derivative instruments classified as equity; or (iv) any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2024.

		Amount of contingent liability expiration per period—
		Remaining commitment
	Total	At
	amount	December 31,		Less than	1‑3	3‑5	Over
	committed	2024	Indefinite*	one year	years	years	5 years

	(in TRY millions)
Bank Letters of Guarantee	18,658.8	18,658.8	5,138.2	3,037.0	3,103.5	1,589.4	5,790.7
*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2024, we have contingent liabilities in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies, financial guarantees provided to subsidiaries and other public organizations amounting to TRY 18,658.8 million. We also provided guarantees to distributors amounting to TRY 1,853 million.

Contractual Obligations

For a discussion of our major contractual and commercial obligations and commitments as of December 31, 2024, see Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

	Amount of Commitment
		Less than	1‑3	3‑5	After
Other Commercial Commitments	Total	1 year	years	years	5 years

	(in TRY millions)
Purchase obligations	4,282.3	771.6	1,734.0	719.5	1,057.3
Capital Expenditure	3,296.5	525.6	1,044.4	669.2	1,057.3

On December 31, 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amounted to TRY 4,282.3 million (December 31, 2023: TRY 7,305.4 million). Of this, TRY 3,296.5 million consisted of capital expenditure related to the acquisition of property, plant and equipment.

d.	Capital Transactions

There were no buy-back transactions in 2022. In 2023, we have entered into buy-back transactions on our own shares. In 2024, the Company purchased a total of 1,398 shares at a price level of TRY 98.05 per share on August 5, 2024 and a total of 3,000,000 shares at an average price level of TRY 99.87 per share on August 21, 2024. Please See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure” and “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

e.Dividend Payments

On June 16, 2022, the Company’s General Assembly approved the payment of a dividend amounting to TRY 1,257.8 million (equivalent to USD 72.9 million as of June 16, 2022) from the net distributable profit for the year ended December 31, 2021. This represents a gross cash dividend of full TRY 0.5717157 (equivalent to USD 0.0331299 as of June 16, 2022) per share. The distribution to shareholders was affected in a single payment on July 26, 2022.

On September 13, 2023, the Company’s General Assembly approved the payment of a dividend amounting to TRY 2,260.0 million (equivalent to USD 83.9 million as of September 13, 2023) from a net distributable profit for the year ended December 31, 2022. This represents a gross cash dividend of full TRY 1.0272727 (equivalent to USD 0.0381396 as of September 13, 2023) per share. The distribution to shareholders was effected on December 20, 2023.

On May 2, 2024, the Company’s General Assembly approved the payment of a dividend amounting to TRY 6,277.0 million (equivalent to USD 194.3 million as of May 2, 2024) from a net distributable profit for the year ended December 31, 2023. This represents a gross cash dividend of full TRY 2.853181 (equivalent to USD 0.088309 as of May 2, 2024) per share. The distribution to shareholders was effected on December 5, 2024.

On March 25, 2025, our Board of Directors resolved to propose, for approval at the 2024 General Assembly planned for May 15, 2025, the distribution of a gross dividend of TRY 8,000.0 million, corresponding to TRY 3.6363636 per share. The proposed distribution is planned to be made in two equal installments on June 20, 2025 and December 26, 2025, subject to the General Assembly’s approval.

The data provided in this section are not restated for IAS 29. For additional details regarding our dividend policy, see “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—II. Dividend Policy.”

5.C Research and Development, Patents and Licenses, etc.

Turkcell aims to remain at the forefront of technological advancements with ongoing investments in technologies such as AI, cybersecurity, cloud, network and quantum. By leveraging its extensive R&D capabilities, the Turkcell is committed to developing innovative solutions that will support the digital infrastructure of tomorrow, technological competence and be ready for the quick pace of advancements. Turkcell’s medium-term goals is to drive digital transformation, both within Türkiye and beyond.

Over the past years, Turkcell has developed a wide range of its own digital services and solutions. Turkcell has created a large portfolio of mobile applications, available on iOS, Android, and HarmonyOS platforms, which can be downloaded from app markets and used by any customer, regardless of their mobile operator. All of these applications are developed and maintained by an in-house mobile application development team composed of more than a thousand R&D engineers. Within the scope of 5G and beyond communications, contributions are made to the activities of international organizations such as 3GPP, ITU-T, GSMA, NGMN, ONF, TIP, and 5G IA (now 6G Smart Networks and Services Industry Association, formerly 5G-PPP). Through participation in meetings, work groups, projects, and programs, Turkcell remains at the forefront of the latest developments in next-generation technologies, shaping future strategies. The Next Generation R&D (NG&RD) team, which was formed in 2017 as 5G R&D, is engaged in numerous national and international multi-party public-funded projects aimed at acquiring knowledge, expertise, and vision in 5G and beyond communications.

The established team of experts at Turkcell develops a broad array of convenient and reliable solutions with innovative roadmaps. The activities of technology centers, include the following:

•	Partnership software development, customization, and/or integration of software products;
•	Development of network infrastructure strategies in a rapidly evolving information and communication technologies landscape; and
•	Designing short- and long-term innovative technology roadmaps for operations and technological needs.

Turkcell owns numerous patents, utility models, trademarks and industrial designs. The significance of intellectual property rights, along with the associated culture, has been disseminated throughout the entire group. As a result, all processes and solutions developed within the group are addressed from this perspective. Turkcell Group holds a total of 4,820 national and 294 international patent applications, along with 1,129 registered patents.

5.D Trend Information

a.Changing Subscriber Base and Usage Patterns

The proportion of postpaid subscribers in our subscriber base in Türkiye was 76.0%, 71.5% and 68.1% in 2024, 2023 and 2022 respectively, due to our value focus.

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

Despite rising inflation and challenging macroeconomic conditions in Türkiye, we did not see a major impact in customers spending habits and consumption patterns in 2024. When examining the household consumption statistics from TurkStat for the year 2023, we observe that information and communication services accounted for a mere 3.9% of the household budget. This may indicate that telecommunications services, due to their relatively small share of the household budget, are less affected by inflationary pressures and, consequently, that consumer behavior is less impacted by inflation. In 2025 to date we see a continuation of demand to higher data quotas for mobile services or higher-speed broadband packages in fixed broadband services. In addition, we observed that the aggressive pricing policy and fast/easy activation process of alternative data providers, providing roaming services via eSIM for tourists, have intensified competition, altering the balance of the new acquisition market in Türkiye.

b.Regulations affecting our prices

A significant portion of our revenue is attributable to interconnection fees and retail tariffs. The ICTA has in the past and may in the future introduce regulatory decisions reducing interconnection rates and imposing minimum and maximum prices on retail tariffs. For a more detailed discussion of these factors, please see “Item 4.B Business Overview—XII Regulation of the Turkish Telecommunications Industry” and the discussion below.

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

Mobile Retail Price Caps

Maximum tariffs (including national and international call and SMS fee, name/title change fee, account takeover fee, MSISDN change fee, SIM card change fee, deactivating fee, detailed billing fee, and directory assistance service fee) are regulated by the Retail Price Cap Regulation adopted by the ICTA and updated every six months. The latest ICTA Board Decision dated March 18, 2025 set the rates at TRY 3.65 per minute for national voice and TRY 2.60 for national SMS for Turkcell, Vodafone and TT Mobile as of April 1, 2025.

Interconnection Rates

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulates both fixed and mobile interconnection rates. The mobile interconnection rates have substantially been changed so far with the interventions of the ICTA, where these prices were gradually decreased based on a glide path between 2022-2024. There has been no announced change following 2024 yet Further changes in interconnection rates may lead to us restructuring our tariffs and may impact our operational results.

i.Mobile Termination Rates

Since July 2013, Turkcell has been paid 2.50 kr/min for mobile call termination on its network. Rates for Vodafone and TT Mobil were TRY 2.58 kr/min and TRY 2.96 kr/min respectively. (TRY 1 Kurus (“TRY 1 kr”) = TRY 0.01)

The latest decision concerning Mobile Call Termination published on June 8, 2021 updates and gradually decreases the MTRs as of January 1, 2022 until January 1, 2024 when the asymmetry in MTRs will be removed and the rates will be equalized at the level of 2.1 kr/min for all operators. The announced change in MTR levels positively affected our financials (i.e. EBITDA levels).

The glide path of Mobile Call Termination Rates for voice calls between Turkcell, Vodafone, TT Mobil is summarized in the table below.

	VOICE (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/01/2022	2.39	2.44	2.71
01/01/2023	2.25	2.28	2.41
01/01/2024	2.10	2.10	2.10
01/01/2025	2.10	2.10	2.10

The Mobile Call Termination Rate of 2.10 kurus will remain in effect.

ii.SMS Termination Rates

The latest ICTA decision regarding SMS termination rates (on mobile networks), dated December 14, 2021, updates, equalizes and gradually increases SMS Termination Rates as of April 1, 2022 until January 1, 2024. If an agreement cannot be reached regarding the rates after January 1, 2024, operators can apply to the ICTA with a request for a reconciliation procedure. The announced change in SMSTR had a limited positive effect on our financials (i.e. EBITDA levels).

SMS Termination Rate of Türk Telekom’s (on its fixed network) is TRY 2.60 kr/SMS.

The glide path of SMS Termination Rates on Turkcell, Vodafone, TT Mobil’s networks are summarized in the table below.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/04/2022	0.8	0.8	0.8
01/01/2023	1.0	1.0	1.0
01/01/2024	1.2	1.2	1.2
01/01/2025	2.6	2.6	2.6

iii.Fixed Termination Rates

Since May 2009, Turkcell has been paying Türk Telekom TRY 1.71 kr (single-transit), TRY 2.24 kr (double-transit), TRY 1.39 kr (local) per minute. In 2009, termination rates of other fixed line operators (including Turkcell Superonline) were determined as TRY 3.20 kr per minute.

The latest ICTA decision regarding FTRs, dated December 14, 2021, sets an IP-based, single fee structure and gradually decreases FTRs as of January 1, 2022. As of January 1, 2024, FTR will be equalized for all operators at the level of 1.47 kr/min. The announced change in FTR levels had limited positive effect on our financials (i.e. EBITDA levels).

The glide path of Fixed Termination Rates on Türk Telekom and Other Fixed Operators (including Turkcell Superonline) are summarized in the table below.

	FTR (TRY Kurus)
	TÜRK TELEKOM
	Single-Transit	Double-Transit	Local	OTHER FIXED OPERATORS
2009-2021	1.71	2.24	1.39	3.20
01/01/2022		1.63		2.80
01/01/2023		1.55		2.20
01/01/2024		1.47		1.47

c.Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in Türkiye and in the currencies of certain countries, in particular Belarus, in the last few years. The value of the Turkish Lira against USD continued to decrease in 2024, depreciating by 19.7% in 2024 compared to depreciation of 57.4% in 2023. In Belarus, the USD/BYN depreciated by 9.3% in 2024 in contrast with a depreciation of 16.1% in 2023. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Belarus, as well as the effects of certain sanctions impacting our activities in Belarus and the measures adopted, or that may be adopted, by other countries in response to these events, may lead to further impairments in the values of certain of our assets in the future.

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

At the annual general assembly meeting held on May 2, 2024, Mr. Şenol Kazancı, Ms. Figen Kılıç, Ms. Ayşe Nur Bahçekapılı, Mr. Melikşah Yasin, Mr. Salim Arda Ermut, Mr. Mehmet Naci İnci, Mr. Nail Olpak, Mr. Serdar Çetin and Mr. İdris Sarısoy were elected as members of the Board of Directors. Mr. Serdar Çetin, Mr. Mehmet Naci İnci and Mr. İdris Sarısoy were elected as independent board members. Mr. Şenol Kazancı was elected as chairman on the same date.

As of April 29, 2025, our Board of Directors had the following members:

Name	Appointed to the Board of Directors	Date of Tenure Expiration
Şenol Kazancı (Chairman)	May 2, 2024	May 2, 2027
Figen Kılıç	May 2, 2024	May 2, 2027
Ayşe Nur Bahçekapılı	May 2, 2024	May 2, 2027
Melikşah Yasin	May 2, 2024	May 2, 2027
Salim Arda Ermut	May 2, 2024	May 2, 2027
Mehmet Naci İnci	May 2, 2024	May 2, 2027
Nail Olpak	May 2, 2024	May 2, 2027
Serdar Çetin	May 2, 2024	May 2, 2027
İdris Sarısoy	May 2, 2024	May 2, 2027

Biographies of Current Board Members

Şenol Kazancı was born in 1975. He graduated from the Istanbul University, Faculty of Law. He worked as TVNET General Manager between 2007 and 2011, as the Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of the Anadolu Agency between 2014 and 2021. At the Ordinary General Assembly Meeting held on April 15, 2021, Şenol Kazancı was elected as a Member of the Turkcell Board of Directors and he has been Chairman of the Board of Directors since September 14, 2023.

Figen Kılıç, was born in 1970, graduated from Selçuk University, Electrical Electronics Engineering Department and received her Master’s Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kılıç also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kılıç, started her career as a technical translator in İhlas Group. In 1995, she joined İstanbul Municipality BELBİM A.Ş., where she worked for an extended period on payment projects as an R&D engineer, Project Coordinator, and R&D Manager. In 2010, she transferred to E-Kent Ödeme Sistemleri A.Ş. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Türkiye. In 2014, Figen Kılıç worked in Mobile Payment and M2M & IoT teams at Turkcell İletişim Hizmetleri A.Ş. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Türkiye as its first women board member. Kılıç became the vice president of ICTA in 2018. After her term in office ended in 2019, she served as Service Delivery General Manager of the Republic of Türkiye Ministry of Family and Social Services. As of January 29, 2021, she was appointed to the Turkcell Board of Directors. At the Ordinary General Assembly Meeting held on May 2, 2024 Figen Kılıç was re-elected as the Member of a Turkcell Board of Directors.

Melikşah Yasin, was born in 1975, graduated from Istanbul University Faculty of Law in 1996. In the same year, he began his master’s degree at Istanbul University’s Institute of Social Sciences and completed it in 1998 with his thesis titled “Control of the Administration by the Parliament.” In 1997, he started working as a research assistant in the Department of Administrative Law at the Marmara University Faculty of Law. He initiated his doctoral studies at Marmara University’s Institute of Social Sciences in 1998 and completed them in 2002 with his doctoral thesis titled “The Capital Markets Board and Its Transactions.” Mr. Yasin conducted academic research at King’s College in 2007 and 2008. In 2010, he was appointed as an associate professor at the Istanbul University Faculty of Law. Since 2016, he has served as a professor of Administrative Law at Istanbul University. He has also held various administrative positions at the university. Mr. Yasin, who has authored books and numerous articles in the field of administrative law, is currently a visiting academic at Oxford University Faculty of Law. Mr. Yasin is married and a father of one child. On September 14, 2023, he was elected as a member of the Turkcell Board of Directors.

Ayşe Nur Bahçekapılı was born in 1954. Ms. Bahçekapılı completed high school education in Istanbul Kız Lisesi and later graduated from Istanbul University Faculty of Law. Starting her career as a private attorney, Ms. Bahçekapılı served as a member of the Istanbul Bar Association Board of Directors and General Secretary from 1988 to 1992. She was also a member of the Board of Directors of the Union of Turkish Bar Associations from 1997 to 2005. In 2007, she was elected as a member of parliament from the second district of Istanbul. From 2007 to 2009, Ms. Bahçekapılı served as the Spokesperson of the Constitutional Committee of the Turkish Grand National Assembly, and chaired the Türkiye-Cuba Inter-parliamentary Friendship Group. Ms. Bahçekapılı served as the Deputy Group Chairman of the Justice and Development Party from 2009 to 2013. Between 2013 and 2015, she held the position of Deputy Speaker of the Turkish Grand National Assembly, and resumed the role between 2015 and 2018. From 2020 to 2023, Ms. Bahçekapılı served as the Chief Advisor to the President and continues to hold the position of a member of the Legal Policies Council of the Presidency. On September 14, 2023, she was elected as a member of the Turkcell Board of Directors.

Nail Olpak, was born in 1961. He graduated from Aydın High School. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master’s degree in the field of energy. Mr. Olpak serves as the Chairman of the Board of PAK Yatırım A.Ş. and NORA Elektrik A.Ş. and as the board member of companies in which these companies have shareholdings. As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEİK, Board Member of Export Credit Bank of Türkiye (TURK EXIMBANK), Board Member of Turkcell, Board Member of İstanbul Development Agency (İSTKA), Member of Coordination Council for the Improvement of Investment Environment (YOİKK), Member of High Advisory Board of MÜSİAD, Chairman of the Board of Trustees of OLPAK FOUNDATION, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of İstanbul Chamber of Commerce (TUGEV), Member of Founders Board of İlim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (İGETEV), Member of the Board of Trustees of the Foundation for the Support of İstanbul Medeniyet University. Nail Olpak also served as the 5th Period Chairman of MÜSİAD (Independent Industrialists and Businessmen’s Association) and the Chairman of MÜSİAD High Advisory Board, Council Member of B20 Steering Committee of Türkiye, Council Member of İTO (Istanbul Chamber of Commerce), Board Member of İDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Türkiye Silicon Valley. Mr. Olpak was appointed as a member to the Turkcell Board of Directors, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Nail Olpak was re-elected as a member of the Turkcell Board of Directors. Nail Olpak was granted the title of honorary PhD by Istanbul Technical University, Ahi Evran University and Mehmet Akif Ersoy University. Olpak is married and is the father of two children. He has a strong command of the English language.

Serdar Çetin was born in Ankara in 1977. He graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management in Paris with a major in strategic management. Serdar Çetin has served at the board of Play (P4 Sp.zo.o.) from July 2007 until November 2020. He was a management board member of Play from its inception (July 2005) until October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee, and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Çetin was a board member of Turknet İletişim Hizmetleri A.Ş. and its then parent company NetOne Holdings S.a.r.l., between 2007 - 2013. He served as a board member or board observer in several telco and technology companies including Machinezone, which is acquired by Applovin (USA), Netia (Poland), Forthnet (Greece) and Be* Unlimited (UK). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Çetin was a board member of WOM S.A. Chile from July 2015 until December 2023. Additionally, he was a partner of Novator Partners LLP, a London based investment advisory firm until April 2023 and is currently a Partner of PurpleCrest Investments Llp. Prior to joining Novator, Mr. Çetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Serdar Çetin was elected as an Independent Member of the Turkcell Board of Directors. He is fluent in English and French.

Arda Ermut was born in 1980. He graduated from Boğaziçi University’s Department of Political Science and International Relations in 2004. In 2005, he began working as a Press and Public Relations Advisor to the Prime Minister’s Office. He then took up the position of specialist at the Turkish Investment Support and Promotion Agency, where he held a number of managerial positions. In 2015, Ermut was appointed as the President of the Investment Support and Promotion Agency of Türkiye, a position he held until 2020. Ermut played a pivotal role in attracting numerous international direct investments to Türkiye. He also served as a member of the Board of Directors of the Vienna Economic Forum and SunExpress between 2015 and 2019, as Vice President of the Turkish Basketball Federation between 2019 and 2021, and as Chairman of the Board of Directors of the World Association of Investment Agencies (WAIPA) for a four-year term. Between 2019 and 2021, he served as a member of the Board of Directors of Turkish Airlines and as one of the three members of the Turkish Airlines Executive Board. Arda Ermut, who previously served as a member of the Board of Directors of Türk Telekom between 2022 and 2024 and the Türkiye Wealth Fund between 2018 and 2020, was appointed as the General Manager and Board Member of the Türkiye Wealth Fund as of March 2021. He is also a member of the Board of Directors of Türkiye Participation Insurance, established by the Türkiye Wealth Fund, and Chairman of the Board of Directors of Istanbul Finance Center Management Company. At the Ordinary General Assembly Meeting for the year 2023 held on May 2, 2024, Ermut was elected as a Member of the Turkcell Board of Directors

Professor M. Naci İnci was born in 1965. He received his BSc in physics from Marmara University in 1987. Then, he received his PhD in fiber optic sensors from Heriot-Watt University (Edinburgh, UK) in 1993. Between 1993 and 1994, he pursued postdoctoral studies at Stanford University’s Department of Electrical Engineering (USA), specializing in fiber optic communications. In 1994, he assumed the role of Assistant Professor at Boğaziçi University, Department of Physics. In 1996, he was promoted to the position of Associate Professor at the same institution. In 1998-1999, he was invited to Gunma University (Japan) as a visiting research professor to work on industrial applications of fiber optic sensors. Between 1999 and 2005, he was a faculty member at Sabancı University, Faculty of Engineering and Natural Sciences, where he played a pivotal role in establishing the university’s fundamental and research laboratories, as well as undergraduate and graduate programs. In 2005, he assumed the role of Professor in the Department of Physics at Boğaziçi University. He served as Head of the Department of Physics for five years between 2013 and 2020. Since July 15, 2021, he has been the Rector of Boğaziçi University. Professor İnci has been invited as a guest scientist by a number of universities abroad. These include The University of Stuttgart (Germany), Gunma University (Japan), the Technical University of Norway, and Heriot-Watt University (UK). His research interests include applied optics for industry, quantum optics, nonlinear optics, quantum informatics, optoelectronics, fiber optic sensors, fiber optic telecommunications, solid state physics, optical profilometry, photonic crystals, and the photonics of nanostructures. At the 2023 Ordinary General Assembly Meeting he was elected as an Independent Board Member of Turkcell.

İdris Sarısoy, born in 1974, graduated from Erciyes University, Faculty of Economics and Administrative Sciences, Department of Finance in 1998. In the same year, he commenced his master’s at Istanbul University Institute of Social Sciences, Department of Finance, Department of Fiscal Theory, which he completed in 2000 with his thesis titled ‘Public Sector Deficits and Financing Policies in Türkiye’. In 2001, he began his doctoral studies at Marmara University Institute of Social Sciences, Department of Finance, Department of Finance Theory, completing his doctoral thesis, titled ‘Tax Incentives Provided to Small and Medium Scale Enterprises and Turkish Practice’, in 2006. In 2002, he began his academic career at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance, and in 2003 he assumed the same position at Marmara University, Faculty of Economics and Administrative Sciences, Department of Finance. Between 2007 and 2014, he was a Lecturer at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance. Since 2014, he has been an Associate Professor in the Department of Political Science and Public Administration at Marmara University Faculty of Political Sciences, and in 2020 he became a Professor in the same department. Sarısoy; who is also a Member of the Tax Council of the Ministry of Treasury and Finance, conducts academic research on poverty, foreign capital investments, election declarations and health economics, mainly on tax issues. On May 2, 2024, he was elected as an Independent Member of Turkcell’s Board of Directors at the Ordinary General Assembly Meeting for the year 2023. He is married and has three children.

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers, and do not have fixed terms of office. In 2023, the Company underwent an organizational transformation. Aligned with our value driven organizational strategy, we continue to focus on establishing an efficient and lean organizational structure. The objective was to improve efficiency and establish a leaner and more functional organizational structure. The appointed executive vice presidents possess international expertise, particularly in areas such as research and development and technology.

The following table sets forth the name and office of each member of our Corporate Executive Team as of April 11, 2025.

Name	Office
Ali Taha Koç	Chief Executive Officer
Kamil Kalyon	Executive Vice President— Finance (CFO)
Ali Uysal	Executive Vice President— Legal and Regulation
Kadri Özdal	Executive Vice President—Sales
Murat Akgüç	Executive Vice President—Marketing and Digital Services
Mustafa Demirhan	Executive Vice President—Information and Communication Technologies
Vehbi Çağrı Güngör	Executive Vice President—Network Technologies
Erkan Durdu	Executive Vice President—People and Business Support

Biographies of Executive Officers

Ali Taha Koç, PhD was born in 1980. He graduated from Bilkent University, Faculty of Engineering, Department of Electrical and Electronics Engineering in 2001 with a full scholarship. He completed his master’s and doctoral studies at the Department of Electrical Engineering, University of Texas at Dallas, USA with a full scholarship. Ali Taha Koç, PhD started his career in the USA in 2006 as a research and development (R&D) engineer at Intel, where he developed 61 patents and published 23 articles in scientific journals. He developed and managed many international projects at Intel and was one of the 10 engineers who produced the most patents and received awards in 2013. In 2014, after his return to Türkiye, he started to work as the Chief Counsellor of the Prime Ministry and the same year he was appointed to the Presidency of Information Technologies. Simultaneously, he managed the establishment process of the Presidential State Information Coordination Center (DBKM), which provides information flow from all ministries and security units. On September 12, 2018, he was appointed as the Presidential Digital Transformation Office. In addition to his duties at the Presidency, he served as a Board Member of TÜRKSAT Satellite Communication Cable TV and Operation Inc. Ali Taha Koç, who has served as Turkcell CEO since October 2023, is the Chairman of the Board of Directors of the Mobile Telecommunications Operators Association (m-TOD), as well as a Board Member of the International GSM Association (GSMA), Togg and Silk Road Clean Energy Storage Technologies (Siro). A licensed pilot and fluent in English, Dr Ali Taha Koç is married with one child.

Kamil Kalyon, born in 1974, graduated from Marmara University, Department of Business Administration and started his professional career at Ernst Young Türkiye (EY) Tax Department in 1996. During his twelve-year EY career, he took part in many strategic projects and lastly worked as a Senior Manager. Between 2008 and 2012, he worked as Finance Director at Kont Bilişim Group of Companies operating in the information technologies sector. In 2012, Mr Kalyon joined OMV Petrol Ofisi A.Ş., a subsidiary of Austria-based OMV Group, as Tax Director, a position he held for four years. He joined Turkcell Group in December 2016 as Tax and Group Reporting Director and has served as Financial Planning and Analysis Director since February 2021. In September 2023, he was appointed as Turkcell’s Chief Financial Officer. Mr Kalyon is a Certified Public Accountant and Independent Auditor, and is fluent in English.

Kadri Özdal, born in 1974, graduated from Dokuz Eylül University, Department of Public Administration. Kadri Özdal started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. Afterwards, he worked in Türk Telekom in various roles such as sales development, channel optimisation and management. Kadri Özdal, who served as Sales Development Director and then CSO between 2011 and 2012, worked as CSO between 2012 and 2016, taking part in the establishment and management of n11. com, Türkiye’s largest e-commerce platform. In February 2016, Kadri Özdal joined Turkcell as Alternative Sales Channels Director and managed non-exclusive channels and digital sales channels respectively. Most recently, he served as Retail Channels Sales Director and then Executive Vice President of Retail Sales. Mr Özdal was appointed as Chief Sales Officer in November 2023.

Mustafa Demirhan, born in 1979, received his bachelor’s degree in Electrical and Electronics Engineering from Bilkent University with full scholarship in 2001 and his master’s degree in Electrical and Electronics Engineering from Rutgers University in 2003. Mustafa Demirhan started his professional career as a research and development (R&D) engineer at Intel in 2003 and signed 14 patents until 2007. In 2007, he started working on smartphone software at Microsoft. Later, he worked as a manager in Microsoft 365 and Microsoft Azure projects, Microsoft’s first successful cloud computing product. In 2018, he worked as a manager in open source cloud computing projects at Google, and in 2021, he returned to Microsoft and managed critical projects in the field of cyber security. He returned to Microsoft in 2021 and managed critical projects in the field of cyber security. Mustafa Demirhan, who started his duty as Chief Information and Communication Technologies Officer as of December 2023, is married and has four children.

Murat Akgüç, born in 1976, holds a bachelor’s degree in Industrial Engineering from Boğaziçi University and an Executive MBA from Rotterdam School of Management. He has more than 20 years of experience in business development, technology, telecommunications, strategy, digital innovation and venture capital. Mr Akgüç started his career at the Ottoman Bank and worked in treasury projects in the banking sector. In 2004, he assumed the position of Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. In 2015, Akgüç returned to Türkiye and worked as a senior executive in the fields of technology, digital product development, strategy and marketing in the media and gaming industry on an international scale. In 2021, he joined Türkiye Wealth Fund as Assistant General Manager Responsible for Venture Capital and Technology Investments. In 2022, he led Türkiye’s largest acquisition of Türk Telekom, as well as the establishment of Türkiye Technology Fund - TTF (Fund of Funds), which invests in Turkish Venture Capital funds, and other important projects. In addition to these duties, Mr Akgüç served as a member of the Board of Directors of Türkiye Sigorta and as a member of the Board of Directors of TWF Technologies Investments. Mr Akgüç was appointed as Chief Marketing and Digital Services Officer in November 2023.

Erkan Durdu, born in 1972, received his bachelor’s degree from Istanbul University, Department of Radio and Television and his master’s degree from Marmara University, Department of Communication Sciences. He started his career as a program producer at TRT Istanbul Radio and then worked as a reporter and editor at Kanal 7, Radikal and Akşam newspapers. Between 2003 and 2011, he worked as a Minister Counsellor at the Prime Ministry. He served as Deputy Director General of Press, Publications and Information of the Prime Ministry between 2011-2014, Deputy Chairman of the Board of Directors and Deputy General Manager of TRT between 2014-2021, and Secretary General of TÜBİTAK between the years 2022-2023. In addition to these duties, he served as a member of the Audit Board of the Development Bank, a member of the Board of Directors of Euronews, and a member of the Board of Directors of the Press Advertisement Agency. He has led areas such as Human Resources, Budget and Financial Operations, Publication Strategies, Change Management, Content Management, Digital Business Applications in the organizations where he worked. As of November 2023, Durdu was appointed as Chief People and Business Support Officer.

Prof. Dr. Vehbi Çağrı Güngör was born in 1979. He received his BSc and MSc degrees from Middle East Technical University, Department of Electrical and Electronics Engineering in 2001 and 2003, respectively. He received his PhD degree from the Department of Electrical and Computer Engineering, Georgia Institute of Technology (Atlanta-USA) in 2007. In 2018, Prof. Güngör was promoted to Professor and his research interests are in the fields of next generation communication technologies, 5G and 6G mobile communication, internet of things and artificial intelligence. Prof. Güngör, who has worked as a project manager at Eaton Corporation, researcher at Siemens Corporate Research, Executive Board Member at TÜBİTAK TEYDEB BILTEG, has received many national and international scientific awards. Prof. Güngör’s research projects have been supported by various institutions and organizations such as the European Union, Ministry of Industry and Technology, TÜBİTAK. Prof. Dr. Güngör has published more than 100 research articles in international refereed journals and conferences and has many patents. Prof. Güngör has been appointed as Chief Network Technologies Officer responsible for Network Technologies at Turkcell in November 2023.

Ali Uysal, born in 1980, graduated from Istanbul University Faculty of Law and completed his master’s degree in European Union Law at Stockholm University Faculty of Law. Ali Uysal started his professional career as a lawyer in 2003 and worked as a senior lawyer in the corporate consultancy department of law firms serving national and international clients until 2009. In 2009, he joined SunExpress Airlines, a joint venture between Turkish Airlines and Lufthansa, as Legal Counsel responsible for the establishment of the internal legal department and continued his duty until 2014. Ali Uysal, who served as the Chief Legal Counsel of Turkish Airlines A.O. between 2014-2019, has been working as the Corporate Legal Affairs Director at Turkcell İletişim Hizmetleri A.Ş. under the Assistant General Manager of Legal and Regulatory Affairs since 2020. Ali Uysal, who was appointed as Chief Legal and Regulation Officer as of November 2023, is married and has two children.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. At the Annual General Assembly meeting held on May 2, 2024, the monthly compensation of the Chairman and each member of the Board of Directors was set at a monthly net total of TRY 150 thousand, with such compensation to be increased at the rate of the average wage increases carried out for the company’s employees. In July 2024, it was set at monthly net total of TRY 185 thousand.

For the year ended December 31, 2024, we provided, paid and accrued an aggregate of TRY 705.8 million (as restated in accordance with IAS 29) to our key management personnel including indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors. A cash-settled long-term incentive plan offered to the management of Turkcell and group companies was introduced in January 2016. As of December 31, 2023, since the financial performance conditions were met, the Group recognized TRY 28.3 million (not restated for IAS 29) regarding this plan, corresponding to the first installment over a three-year period. A total of TRY 3.8 million and TRY 6.2 million was paid in 2020 and 2019 (not restated for IAS 29), respectively, as the financial performance conditions were met in 2019. A total of TRY 394.2 million was paid in 2025, as the financial performance conditions were met in 2024 both second installment of 2023 and first installment of 2024 plan.

We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is USD 80 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Türkiye Sigorta A.Ş., an insurance company in Türkiye. The policy expired on October 1, 2024, and we renewed until October 1, 2025, with the limit USD 80 million.

6.C Board Practices

For more information on our directors and the period during which each director has served on the board, see “—A. Directors and Senior Management.”

Committees of the Board of Directors

On August 17, 2023, the Internal Directive On The Operation Of The Board Of Directors and Working Principles of The Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee and Early Detection of Risk committees were revised. On November 7, 2023, the Audit Committee Working Principles were revised again. The Working Principles of The Strategy and Digitalization Committee were revised on December 20, 2023.

a.The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the NYSE to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Serdar Çetin, Mr. Mehmet Naci İnci and Mr. İdris Sarısoy. Mr. İdris Sarısoy is the Chairman of the Audit Committee. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

Board committees under Turkish law merely have a “decision-shaping,” rather than “decision-taking” role. Additionally, as per a decision of the Board of Directors, the responsibility of the Audit Committee members is also considered as a joint responsibility of all Board members.

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

The current members are Mr. Serdar Çetin, Mr. Melikşah Yasin, Ms. Özlem Yardım, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance and Capital Markets Compliance Director. Mr. Serdar Çetin is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Ms. Ozlem Yardim were appointed as the members of the Corporate Governance Committee on September 19, 2023 by a CMB Communiqué requirement.

c.The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. İdris Sarısoy, Mr. Şenol Kazancı and Mr. Melikşah Yasin. Mr. İdris Sarısoy is the Chairman of the Candidate Nomination Committee.

d.The Remuneration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members are Mr. Nail Olpak, Mr. Şenol Kazancı and Mr. İdris Sarısoy. Mr. İdris Sarısoy is the Chairman of the Remuneration Committee. The Board also adopted the Remuneration Committee’s Charter and approved that the Remuneration Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter, and the Remuneration Committee shall be authorized in lieu of the Corporate Governance Committee in the “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board and posted on our website. The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

e.The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks. Current members are Mr. Mehmet Naci İnci, Ms. Figen Kılıç and Ms. Ayşe Nur Bahçekapılı. Mr. Mehmet Naci İnci was elected as the Chairman of the Early Detection of Risk Committee.

f.	The Strategy and Digitalization Committee

As per the Turkish Commercial Code Article 366 (2), the Strategy and Digitalization Committee was established on February 17, 2022. The primary objective of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by providing advice in relation to strategy, digitalization and effectiveness frameworks within Turkcell. The decisions of the Committee, which reports to the Board of Directors, are advisory. Current members are Mr. Mehmet Naci İnci, Mr. Şenol Kazancı, Mr. Serdar Çetin, Mr. Mustafa Demirhan (Executive Vice President—Information and Communication Technologies) and Mr. Tolga Kılıç (Director– Strategy). Mr. Mehmet Naci İnci was elected as Chairman of the Strategy and Digitalization Committee.

6.D Employees

The following table sets forth the number of employees by activity as of December 31, 2024, 2023 and 2022.

Turkcell	2024	2023	2022
Board of Directors & CEO Office	35	34	29
Group Internal Audit	58	47	45
Legal & Regulation	139	125	132
Finance	262	273	276
Strategy	19	18	19
Marketing & Digital Services	274	259	235
Network Technologies	740	910	1,035
Information & Communication Technologies	541	564	423
People & Business Support	494	353	342
Sales	656	730	751
Turkcell Superonline International & Wholesale Management	27	44	41
Corporate Social Responsibility Sustainability	—	8	32
Internal Control and Continuous Management	53	48	50

Subtotal	3,298	3,413	3,410
Subsidiaries
Turkcell Global Bilgi	15,434	15,987	15,837
lifecell	—	1,064	1,026
BeST	443	404	389
Global Bilgi LLC	—	670	632
Turkcell Teknoloji	1,141	1,048	1,054
Kıbrıs Telekom	189	199	197
Others(1)	1,723	1,567	1,250
Subtotal	18,930	20,939	20,385
Total	22,228	24,352	23,795
(1)	Others includes the following subsidiaries: Turkcell Superonline, Global Tower, Turkcell Satış, Paycell, Turkcell Enerji, Lifetech, Sofra, Beltower, Financell, Turkcell Sigorta, BiP A.Ş., Lifecell Dijital Servisler, Lifecell Müzik, Lifecell Bulut, Lifecell TV, Atmosware Teknoloji, Boyut Enerji, Digital Business Services, Turkcell Dijital Sigorta, and Turkcell Gayrimenkul

We remain confident that high levels of subscriber satisfaction will be possible with continued investment in our people. To that end we continue to strive to attract the best talent in the sector

We are able to recruit highly qualified employees due to our position as a leader in the Turkish mobile communication market and our strong corporate identity. Stringent hiring and training standards have resulted in a professional organization with high-caliber employees within a challenging workplace.

We have been conducting our new graduate hiring program ‘Genç Yetenek’ (GNÇYTNK) successfully since 2016. With this program we aim to gain every year teammates who can reach a solution without giving up, chase after their dreams and quickly adapt to new conditions.

We have also innovating career-building programs which aim improvement of technology skills and mobility of skills within company. While enhancing our employees’ skills with these programs, we also strengthen Turkcell’s vision of technology and spread these skills of future throughout our company

Within the scope of the Geographical Redundancy program, a backup strategy is implemented by identifying critical employees working in the Marmara Region to ensure business continuity and sustain long-term performance in the event of a potential crisis. Existing roles are grouped according to criticality definitions and a backup plan is activated for these critical roles.

With regard to employee compensation and benefits, the major principles of our policy are to preserve internal equity and external competitiveness and reflect individual performance in compensation packages.

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure, market movement data and individual performance.

Our employees receive their salaries in gross or net amounts, depending on the principles of the respective subsidiaries. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). Since 2022, the company has implemented biannual salary increases for employees in response to rapidly accelerating inflation.

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

Starting from January 2016, we launched a long-term incentive plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan fulfilled the criteria for 2019, 2023 and 2024. The performance in 2020, 2021 and 2022 did not meet the criteria.

●	For 2019, the cash equivalent of 736,918 shares in total was paid in March 2020 as the first installment. The second installment was paid in the cash equivalent of 640,303 shares in total in February 2021. There was no entitlement to a third installment for 2019 since the performance criteria were not met.
●	For 2023, the cash equivalent of 2,726,780 shares in total was paid in February 2024 as the first installment. The second installment was paid in the cash equivalent of 2,937,761 shares in total in January 2025.
●	For 2024, the cash equivalent of 9,923,123 shares in total was paid in January 2025 as the first installment.

Employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

Based on reporting made to us on April 18, 2025, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 14,076 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

6.F Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth information relating to ownership of our ordinary shares by shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and represents 100% of our Company’s capital. This information is current as of April 11, 2025, based on the information provided by the Central Securities Depository of Türkiye and company share register.

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

			Percent of	Percent of
	Nominal TRY	Percent of	Group A	Group B
	Value of	Shares	Shares	Shares
Name and Address of Owner	Shares Owned	(%)	(%)	(%)
TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A. Ş.(1)	576,400,000.24	26.20%	15.00%	11.20%
Ortakoy Mah. Muallim Naci Cad.
Vakifbank Apt. No: 22
Besiktas/Istanbul
IMTIS Holdings S.à r.l.(1)	435,600,000.00	19.80%	—	19.80%
19 rue de Bitbourg
L‑1273
Luxembourg
Shares Publicly Held(2)	1,187,999,999.76	54.00%	—	54.00%
Total	2,200,000,000.00	100.00%	15.00%	85.00%
(1)	In October 2020, TWF, the wealth fund of the Republic of Türkiye, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. ) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are owned by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which LetterOne Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.
(2)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure —g. Free Float Definition Rules.”
(3)	As of March 31, 2025, Turkcell had 49,595,014 ADRs outstanding held by 50 registered ADR holders. To the best of our knowledge, as of December 31, 2024, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509 have been pledged by our shareholders as security in favor of such banks.

Acquisition by TWF

On June 17, 2020, certain of the Company’s direct and indirect shareholders and Türkiye Varlik Fonu, the wealth fund of the Republic of Türkiye (“TWF”), acting through its management company, Türkiye Varlik Fonu Yonetimi A.Ş. , issued press releases with respect to a series of agreements signed amongst them and certain of their related parties, including TVF BTIH and Ziraat Bankasi.

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

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2024, See Note 38 to our Consolidated Financial Statements included elsewhere in this annual report.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, are included in “Item 18. Financial Statements.”

Our Company’s Board of Directors decided to appoint Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. as the independent audit firm to audit our consolidated financial statements for the year 2024. The decision was approved by our shareholders at the Annual General Assembly Meeting of our Company on April 4, 2024.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. This includes material disputes such as the dispute with the Turkish tax authorities regarding the Special Communication Tax, disputes regarding the Law on the Protection of Competition and a dispute with the ICTA regarding the investigation of R&D Obligations (covering 2013-2018, and 2018-2021), refunds investigations, an investigation on identity verification regulation, an investigation regarding NetGSM for violation of the board decision, as well as various other matters.

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

8.B Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our Consolidated Financial Statements included elsewhere in this annual report.

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

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Türkiye and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting. The CMB further took a decision, published in its weekly bulletin on January 27, 2016, according to which the provision of any guarantees and pledges, including mortgages by non-public affiliates in favor of their public parent company, does not conflict with Article 12.

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

In parallel with the Capital Markets Law, the Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate donations and an annual upper limit should be determined by the general assembly. The upper limit was approved by General Assembly of our Company held on September 13, 2023. Accordingly, for the year 2023, this limit was set up to 1% of the Turkcell Türkiye segment revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations. Following the Southeastern Türkiye Earthquakes, the CMB by its decision numbered 8/174, dated February 9, 2023, allowed public companies to make donations above this upper limit by a board decision on the condition that donations thus made must be approved by the next upcoming general assembly. On February 16, 2023, our Board resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TRY 3.5 billion to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kizilay”) and/or other institutions and organizations announced by mentioned agencies. In line with the above-mentioned CMB decision, money or in nature or any other benefit transfers from the donation fund were on a need basis and were approved by a resolution at the General Assembly of our Company held on September 13, 2023, and the donations were made in two installments in September 2023 and January 2024. The most recent upper limit was approved by General Assembly of our Company held on May 2, 2024. Accordingly, for the year 2024, this limit was set up to 1% of the Turkcell Türkiye segment revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to CMB regulations.

Dividends are payable by transfer to the account of the shareholders with a bank in Türkiye corresponding to the relevant portion of their shares. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

Concerning registration of share transfers, the Company will take into account the Central Securities Depository of Türkiye’s data without requiring any application from the interested parties. Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company’s Articles of Association and such article was approved at the Ordinary General Assembly Meeting on April 29, 2005. The temporary article reads as follows:

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

Decree 32 on the Protection of the Value of the Turkish Currency issued in August 1989, as amended from time to time, provides that persons not resident in Türkiye may purchase and sell our shares, provided that such purchase is affected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Türkiye may transfer such shares only on the BIST. This requirement does not apply to transfers of ADSs.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies is regulated by the CMB Communiqué on Public Disclosure of Material Events (II-15.1). Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. The CMB by its decision dated June 27, 2014 issued new guidelines that is also amended on February 10, 2017 for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54. The Company’s internal public disclosure rules and procedures have also been adopted by the Board in accordance with the Communiqué II-15.1 as amended on February 10, 2017. Shareholders’ disclosure requirement would arise if they fell below or exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Following subsequent changes made to the Communiqué II.15.1 (which was published in the Official Gazette dated November 17, 2018 and No. 30598) in cases where the relevant shareholders’ share ratio reaches, exceeds or falls below the aforementioned thresholds only the Central Securities Depository of Türkiye (“MKK”) will make the relevant disclosure However, this will not be applicable for persons reaching, exceeding or falling below such thresholds (i) by acting in concert, (ii) indirectly, or (iii) with voting rights (through voting agreements etc.). Therefore, in these cases, rather than the MKK, the relevant shareholder or the persons acting in concert with such shareholder will need to disclose the change in their shareholding. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons and partners (whether natural or legal persons) of issuers that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions in a calendar year does not exceed TRY 5,000,000 (TRY 1,000,000 for 2022), such declaration will not be needed. This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company.

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

g. Free Float Definition Rules

54.0% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of April 11, 2025 was 1,186,834,329 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Türkiye in accordance with the CMB’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to obtain further information.

h. Trading Rules

As per the Borsa Istanbul Equity Market Directive, the requirements for companies for their shares to be traded in the category called BIST Stars as of April 16, 2025 are as follows:

●	market cap greater than TRY 6 billion;
●	market cap of shares in actual free float greater than TRY 1 billion;
●	free float ratio greater than 10%;
●	if the company has preferred stocks, free float ratio smaller than 90%;
●	total domestic fund investment greater than TRY 30 million; and
●	liquidity to be smaller than 0.15.

Moreover, companies that have more than TRY 3 billion of market cap of shares in actual free float and liquidity less than 0.1; will be traded in BIST Stars, regardless of the other criteria.

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

Any decrease in our share capital requires an amendment to our Articles of Association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Türkiye.

l. Share Buy Backs

The TCC contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions. Accordingly, shares representing up to 10% of the total share capital of the company may be acquired by the company itself.

In accordance with the Capital Markets Law dated December 30, 2012, the Communiqué on Share Buy-back numbered II-22.1 was published in the Official Gazette on January 3, 2014 (“Share Buyback Communique”). The Share Buyback Communiqué regulates the principles and procedures of share buy-backs or the establishment of pledges over their own shares by public companies.

Following the coup attempt, on July 21, 2016, the CMB under its Share Buyback Communiqué decided to temporarily remove the limits that are applicable to public companies’ acquisition of their own shares (especially the limit restricting buy-backs up to 10% of the share capital) and authorized Turkish public companies to initiate stock repurchases, even in the absence of shareholder approval. On February 14, 2023, after the earthquake in the southeastern region of Türkiye, the CMB consolidated its previous announcements/decisions in its decision numbered 9/177. Within this framework, public companies may again be authorized to conduct share buy-backs (exceeding the limit restricting buy backs up to 10% of the share capital is also allowed) upon the resolution of the board of directors, without need for shareholders approval.

Although CMB issued a decision on August 1, 2024 which mandated a wind-down period of temporary share buy-backs through board resolutions as mentioned above and return to main regime as set-out in Share Buyback Communique, on March 19, 2025, CMB went back to the exceptional emergency regime (until further notice) and announced a decision allowing public companies to initiate stock repurchases even in the absence of shareholder approval and removed the limit restricting buy-backs up to 10% of the share capital. On March 23, 2025 CMB announced a following decision which eased companies share buy-backs even more (e.g. the requirement to limit the repurchase amount to sources subject to profit distribution has been removed), which will be applicable until May 30, 2025 unless otherwise extended more by the CMB. Historically, exceptional situations (social unrest, natural disasters) led the CMB to temporarily move away from the main regime contained in Share Buyback Communique, once such exceptional situations are over, it is expected that CMB would take a decision to return to the main regime.

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. This authorization continues to be in place. In addition, on March 26, 2025 our Company’s Board of Directors resolved to submit for approval to the 2024 Ordinary General Assembly the “Company Share Buyback Program,” prepared in compliance with the Share Buyback Communique, along with relevant regulatory principles, as well as the authorization of our Company’s Board of Directors to execute share buybacks under this program. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for Company’s share buy-backs.

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

n. Inflation Accounting

The Public Oversight Accounting and Auditing Standards Authority of Türkiye announced on November 23, 2023 that, starting from the financial reporting for accounting periods ending as of December 31, 2023, companies applying Turkish Financial Reporting Standards shall adjust their financial tables as per the Turkish Accounting Standard principle 29 (TAS 29) – “Financial Reporting in Hyperinflationary Economies.” Additionally, the principles and procedures of the inflation adjustment application have been determined by the General Communiqué on Tax Procedure Law numbered 555 published in the Official Gazette dated December 30, 2023. The Communiqué entered into force on the date of its publication. In accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, an inflation adjustment was made to the statutory financial statements as of December 31, 2023 and the tax bases were adjusted for the effects of inflation. As a result of the inflation adjustment applied to the financial statements dated December 31, 2023, the adjustment differentials that determined earnings will not be subject to tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

In parallel with this announcement, the CMB adopted two different board decisions, both on December 28, 2023 and March 7, 2024 indicating that:

●	Companies subject to CMB regulations shall apply the inflation accounting as per the TAS 29 for the financial reports of the accounting periods ending as of December 31, 2023 and the CMB further decided that the notification periods for 2023 annual financial reports where TAS 29 will be applied for the first time was extended by 10 weeks and the notification periods for the first two interim financial reports (dated March 31, 2024 and June 30, 2024) under which inflation accounting is applied, were extended by six weeks.
●	A series of items that should be considered while preparing dividend distribution for the pertaining year have been announced for Companies subject to CMB regulations. Those items are not directly impacting our Company’s status on dividend distribution.

On August 8, 2024, CMB announced that the aforementioned inflationary accounting standards shall apply to all interim and year-end financial reports of the year 2024.

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

10.D Exchange Controls

Banks in Türkiye set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree No.32, most recently amended in 2018, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and non-resident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and non-residents to buy foreign exchange without limitation, and to transfer such foreign exchange abroad without ministerial approval.

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

The Capital Movements Circular and the Decree No. 32 were amended with effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Türkiye and outside of Türkiye. While this regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduced a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans and also brought in new restrictions on corporate borrowers to utilize foreign currency loans (F/X Loan Restriction).

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

With regard to the Activity Exemption, a legal entity must qualify as a public institution, banks and factoring, financial leasing and financing companies resident in Türkiye in order to utilize foreign currency loans. In the case of corporate borrowers, the Activity Exemption must relate to an activity in the context of (i) a domestic tender with an international element awarded to such corporate borrower; (ii) defense industry projects approved by the Undersecretariat of Defense Industry; (iii) public private partnership projects; (iv) an export, transit trade, sales and related deliveries subject to the relevant corporate borrower certifying the scope of its relevant activity and its potential sources of foreign currency revenues and (iv) investment incentive certificate. Note that in order for a corporate borrower to benefit from the Activity Exemption summarized in item (iv), it must not have any foreign currency revenue within the last three financial years (which otherwise, would be subject to the F/X Revenue Exemption) and the maximum amount of foreign currency loan such Corporate Borrower can utilize is limited to the amount stated in its certified sources of foreign revenue.

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

As of December 31, 2023, exchange restrictions and state controls exist in certain jurisdictions in which Turkcell operates. The local currency of Turkcell’s subsidiary in Belarus is not convertible outside of its respective country. For the Belarusian Ruble, a floating regime is managed with no access to forward markets or NDFs. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into TRY in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into TRY at the exchange rates shown, or at any other exchange rate.

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

I. Republic of Türkiye Taxation

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Türkiye (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax,” also at 20%, on a quarterly basis. This rate was applied at 22% for the years 2018, 2019 and 2020. The corporate tax rate has been set at 25% for the fiscal year 2021 and 23% for the fiscal year 2022 in accordance with Law No. 7316 published in the Official Gazette dated April 22, 2021. This rate has been set at 30% for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies for the fiscal years starting 2023. The corporate tax rate shall be applied as 25% (except for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) for the fiscal years starting 2023 assuming there will be no additional legislation. With Article 15 of the Law No. 7351 published in the Official Gazette dated January 22, 2022, it was stipulated that the corporate tax rate will be applied with a discount of 1 point for the earnings of the exporting firms exclusively from exports and the income obtained from the production activities of the firms that have industrial registration certificate and are actually engaged in production activities.

b. Taxation of Dividends

In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Türkiye (and are not subject to rate-reducing provisions in applicable bilateral tax treaties), a 15% withholding tax is payable by the Resident Corporation on behalf of its shareholders. In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Türkiye, such distributions are not subject to withholding tax.

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15%. (the rate, which was set at 10% by Presidential Decision No. 4936 dated December 22, 2021, was again raised to 15% by Presidential Decision No. 9286 dated December 22, 2024) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 230,000 in 2024 (TRY 150,000 in 2023, TRY 70,000 in 2022, TRY 53,000 in 2021).

Under the Income Tax Treaty between the United States of America and the Republic of Türkiye, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly-traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for U.S. holders. Cash dividends paid on ordinary shares or ADSs to a U.S. holder that does not have a permanent representative or place of business in Türkiye will not be subject to taxation in Türkiye, except in respect of the 15% income withholding tax discussed in the previous section. The distribution of dividends in kind (i.e., bonus shares) is not subject to a withholding tax, and such dividends in kind are not subject to an income declaration.

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

Gains realized by Resident Corporations on the sale of shares or by residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions (disposal of shares owned for at least two years) in Article 5 of the Corporate Tax Law, 75% of capital gains derived from the sale of the shares will be exempt from corporate income tax. Pursuant to Presidential Decree No. 9160, the 75% exemption rate has been reduced to 50%. The new regulation entered into force as of 27 November 2024.

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax.

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax. Pursuant to Presidential Decree No. 9160, the 75% exemption rate has been reduced to 50%. The new regulation entered into force as of 27 November 2024.

(ii) Gains realized by U.S. holders

U.S. holders that do not have a permanent establishment in Türkiye are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange, such as Turkcell shares, under Article 13 of the Treaty. U.S. resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Türkiye generally are subject to tax in Türkiye on capital gains arising from the sale of such shares and should consult their own Turkish tax advisors as to the rules applicable to them. As of July 7, 2006, the withholding tax rate applicable to non-resident holders of shares has been reduced to 0%.

U.S. holders who invest via ADSs will not have to comply with any procedures to avoid withholding tax, since gains derived from Turkcell ADSs are not generated in Türkiye. However, U.S. holders who hold their shares directly in Türkiye must comply with certain procedures to establish their exemption from Turkish capital gains withholding tax and are urged to consult their own tax advisors in this regard.

In addition, certain rules and procedures may need to be complied with in order to avoid Turkish withholding tax upon the conversion of ADSs to shares and from shares to ADSs in Türkiye. U.S. holders are urged to consult their own tax advisors in this regard.

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body. The President of Republic of Türkiye has the authority to raise the withholding levels to 5%.

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

Gains from stocks purchased after January 1, 2006 and/or bonds and bills issued after January 1, 2006 are subject to withholding of 0%. A non-resident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Türkiye, registers with the Turkish tax office, maintains legal books and meets other tax requirements in Türkiye.

(ii) Taxation at the Investor Level:

The gains realized by investors for participating within a “fund” are subject to taxation depending on the date of purchase of the “fund” by the individual investors.

●	For the “fund” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the PPI determined by the TurkStat to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 200,000 in 2024, (TRY 129,000 in 2023, TRY 58,000 in 2022 and TRY 43,000 in 2021) and are required to be declared in compliance with the Turkish Tax Regime.
●	For “fund” shares purchased after January 1, 2006:
1.	If the “fund” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.
2.	If the “fund” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. Funds acquired on or after February 1, 2025 (inclusive) are subject to a 15% withholding tax. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

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

II. United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

●	you are the beneficial owner of our shares or ADSs;
●	you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;
●	you own our shares or ADSs as capital assets (which generally means for investment purposes);
●	you own directly, indirectly or by attribution less than 10% (by vote or value) of our outstanding share capital or voting stock;
●	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and
●	you are not also a resident of Türkiye for Turkish tax purposes.

The Treaty benefits discussed generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Türkiye.

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

a. Dividends

If we make distributions to you, you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in “—Taxation—Republic of Türkiye Taxation”). Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

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

d. Passive Foreign Investment Company Status

Based on our operations, the composition of our assets and income, and market capitalization, we currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2024 and we do not anticipate being a PFIC for the taxable year ending December 31, 2025. However, this conclusion is a factual determination that must be made annually, after the close of the taxable year, and thus may be subject to change. Therefore, there is no guarantee that the IRS will agree with this conclusion and it is possible that we could be classified as a PFIC in the taxable year ending December 31, 2025 or in future taxable years, including due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ordinary shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

10.I Subsidiary Information

Not Applicable.

10.J Annual Report to Security Holders

To the extent we furnish an annual report to security holders, we will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi, and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, and Belarusian Rubles. Similarly, we are subject to market risk stemming from changes in interest rates that may affect the cost of our financing, as well as, liquidity risk, which is the risk that the Group will not be able to meet its financial obligations as they fall due. We provide a detailed analysis of our foreign exchange interest rate and liquidity risks in Note 35 (Financial Instruments) to our Consolidated Financial Statements in this annual report on Form 20-F.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Türkiye, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In addition at the group level, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and Chinese Renminbi while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. Foreign exchange losses from lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

We actively manage our foreign exchange position in the range of short/long position of USD 200 million, which is manageable given the size of our balance sheet. We hold the majority of our cash as hard currency, as well as we execute proxy hedge for managing our foreign currency loan risks. The foreign exchange cash ratio in our total cash is at approximately 76% as of December 2024. Before hedging transactions, approximately 85% of our debt was foreign currency denominated and approximately 60% of our total financial debt had a fixed interest rate. As of December 2024, we managed our foreign exchange and interest rate risk through cashflow hedge, neutral hedge and proxy hedges. Hedging transactions are put in place for the duration of the relevant debt financing and cover payments of both principal and interest. Our net short foreign exchange position (including advance payments) amounted to USD 124 million as of December 31, 2024.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 82,957.9 million, which represents the majority of total indebtedness as of December 31, 2024. Additionally, we have a total of TRY 68,934.3 million in cash, which is mainly denominated in foreign currencies, predominantly in US Dollars and Euros.

In previous years, to manage and hedge our foreign exchange risk more effectively, we used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. Due to the current regulations of the CBRT and the BRSA, the variety of hedging tools decreased sharply. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

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

b. Interest Rates Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars, Chinese Renminbi and Turkish Lira denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. Turkcell started actively hedging its long-term foreign exchange liabilities in 2016. In previous years, to hedge our interest rate risk, we utilized interest rate derivative structures considering the market levels. Due to the current regulations, the variety of interest rate hedging tools has been reduced.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2024							December 31, 2023
	Effective	Total						Effective	Total
	interest	carrying				2028	Fair	interest	carrying				2028	Fair
	rate	amount	2025	2026	2027	thereafter	Value	rate	amount	2024	2025	2026	thereafter	Value
Variable rate instruments Unsecured & Secured bank loans
USD floating rate loans	5.8%	5,900.1	2,126.0	2,057.4	1,255.0	461.7	5,900.1	3.9%	7,702.5	2,703.9	2,413.8	2,203.3	381.4	7,702.5
EUR floating rate loans	4.5%	33,077.0	11,397.2	7,159.5	6,326.0	8,194.1	33,077.0	2.1%	37,272.7	7,557.2	12,744.1	6,716.2	10,255.2	37,272.7

For contractual cash flows and nominal interest of bank loans, See Note 28 and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2024, with all other variables held constant, our profit before income tax increases by TRY 1,418.3 million.

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

I.  Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain expenses related to our ADR program and other expenses. In 2024, the Depositary, as part of its agreement, reimbursed Turkcell USD 3,208,037 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

	Amount
	reimbursed
Category of Expenses	in 2024
Investor Relations(1)	USD	3,208,037
i.	This type of expenses mainly includes activities tailored to increase the Company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.  Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total USD 122.430. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2024.

	Amount Waived
	or Paid by
	Citibank for
	the period
	January 1, 2024
	through
Category of Expenses	December 31, 2024
Third‑party expenses paid directly	USD	121.935
Fees waived	USD	495

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2024 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.Ş. (Ernst & Young), our independent registered public accounting firm in Türkiye, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)   Attestation Report of the Independent Audit Company. Ernst & Young, the independent public accounting firm that audited the Consolidated Financial Statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2024. Their attestation report on internal control over financial reporting is included at page F-195 herein.

(d)  Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

ITEM 16.

16.A  Audit Committee Financial Expert

Currently one independent Audit Committee member is deemed as “audit committee financial expert,” as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, Mr. Serdar Çetin, who is one of the members of the Audit Committee considered himself as an “audit committee financial expert.” However, all of Audit Committee members and our Board of Directors believe that all of our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

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

16.C  Principal Accountant Fees and Services

PwC Türkiye served as our independent registered public accountant for financial year ended December 31, 2022. Our Company’s Board of Director decided to appoint Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“E&Y Türkiye”) as the Company’s independent auditor for the year 2023 and 2024, which was approved by the General Assembly Meeting of the Company dated September 13, 2023 and April 4, 2024.

The following table presents the aggregate fees (restated for IAS 29) for professional services and other services rendered by our auditors to us in 2024 and 2023.

	2024	2023

	(in TRY Millions )
Audit Fees(1)	95.1	56.9
Audit‑Related Fees	21.6	2.6
Total	116.7	59.5
(1)

Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2024 and it has not adopted blanket pre-approval policies and procedures.

16.D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables presents information about repurchases of the Company’s shares for the year ended December 31, 2024.

TRY value of shares that may
			Total number of shares	be purchased under the plan
	Total number of	Average price	purchased as part of publicly	or program (not restated for
Month	shares purchased	paid per share	announced plans or programs	IAS 29)
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	3,001,398	TRY 99.86	20,895,205	214,418,812
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose was to protect Turkcell investors against potentially negative reflections on Türkiye that may arise due to the instability perception in the short and medium term due to potential local and global macroeconomic volatilities. The Company’s Board of Directors gradually increased the buy-back limit, most recently to TRY 2,250 million on March 25, 2025. This buyback limit includes our shares trading at Borsa Istanbul, our ADR trading on NYSE and bonds of our Company. Our Board of Directors also resolved to submit the ‘Company Share Buyback Program’ for approval at the 2024 Ordinary General Assembly, scheduled for May 15, 2025. The program includes a buyback limit of up to TRY 8,500 million and is subject to shareholder approval.

Between August 24, 2016 to August 21, 2024 our Company bought back 20,895,205 shares in total in a price range of TRY 8.92 and TRY 100.0 and our ratio of shares in the company capital reached 0.95%.

Between March 7, 2022 and June 7, 2022 our Company purchased Eurobonds of our Company with a total nominal value of USD 37.2 million. The TRY value of shares that may be purchased under the plan, disclosed at the above table, includes Eurobond transactions.

16.F  Change in Registrant’s Certifying Accountant

Not applicable.

16.G  Corporate Governance

Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Türkiye are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012, and the new law and regulations and Communiqué of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly-held companies.

In addition, corporate governance practices in Türkiye are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Since 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report,” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr. On January 10, 2019 the CMB introduced a reporting format in compliance with corporate governance principles for publicly listed companies. As of this date, the reporting format previously announced by the CMB by the Communiqué on Corporate Governance Principles II-17.1 was abolished. Accordingly, we have proceeded with the new reporting format and made the respective reporting by means of the Corporate Governance Compliance Report (“CRF”) which is used for the purpose of reporting the status of compliance with voluntary principles and the Corporate Governance Information Form (“CGIF”) which is prepared for the purposes of providing information on existing corporate governance practices. The reports are included in our annual report as well.

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

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of April 11, 2025:

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

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—I. Board Members.”
Mr. Serdar Çetin, Mr. Mehmet Naci İnci and Mr. İdris Sarısoy have been appointed at the Annual General Meeting held on May 2, 2024 as independent board members.
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

Our Audit Committee currently has three members: Mr. Serdar Çetin, Mr. Mehmet Naci İnci and Mr. İdris Sarısoy. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

The Audit Committee members are independent Board members as required by the relevant CMB Communiqué which is binding upon public companies in Türkiye. Effective June 30, 2012, all listed companies in Türkiye must have audit committees composed of independent board members. We are currently in compliance. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

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

16.I  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J  Insider Trading Policies

We have adopted a Disclosure Policy applicable to all Turkcell personnel and a procedures memorandum regarding transactions in Turkcell securities that is distributed to certain Turkcell personnel, which we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to Turkcell. A copy of our Disclosure Policy and procedures memorandum is filed as Exhibit 11.2 to this report.

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

In our risk management tool, we have eight profiles in total, including information security risks, under which cyber risks are documented. If the levels of these risks are evaluated as high or very high, then the Enterprise Risk Management team reports them to the Early Detection of Risk Committee (EDRC). The Early Detection of Risks Committee is a sub-committee of the Board that was established to assist in the oversight of early detection of risks that may jeopardize the Company’s existence, development and continuation, and in taking the necessary measures and remedial actions to manage such risks. Cyber incidents occurring in the world and in Türkiye are also analyzed, as well as the effects that may occur if a similar cyber-attack occurs at Turkcell, and the preparations taken throughout the company are presented to the EDRC upon request of the Cyber Security Directorate.

As part of its Cyber Defense Center, Turkcell has a Security Operations Center (SOC) team that reports to the Cyber Security Directorate. The SOC team is responsible for monitoring, analyzing and responding to cybersecurity threats. This team gathers information about potential threats from various sources, including internal logs, external feeds and industry reports. By maintaining a dedicated SOC team, Turkcell can stay informed about the latest cybersecurity trends and aim to proactively mitigate potential risks. The Cyber Security Directorate at Turkcell consists of over 160 highly skilled and certified professionals. The Cyber Security Directorate is headed by Turkcell’s Cyber Security Director who benefits from numerous years of experience in the cybersecurity domain and who reports directly to the Chief Information and Communication Technology Officer. The team is composed of individuals with diverse backgrounds and expertise, including cybersecurity analysts, incident responders, security architects, and ethical hackers. This diversity allows the team to approach cybersecurity from different perspectives and to develop comprehensive strategies to mitigate risks effectively.

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

In addition to internal audits, Turkcell’s cybersecurity practices are also subject to external audit processes. These external audit processes help validate Turkcell’s cybersecurity practices and demonstrate its commitment to maintaining a high level of security and compliance. These external audits include compliance with various ISO standards, such as ISO 20000 for IT service management, ISO 22301 for business continuity management, ISO 31000 for risk management, ISO 27017 for cloud security, and ISO 27001 for information security management. As of 2024, all of these certificates are valid.

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

In the event of a cyber incident, Turkcell’s -SOC team follows a systematic approach to ensure a swift and effective response. This includes conducting a thorough end-to-end analysis of the incident in accordance with the established action plans and procedures. The goal is to contain the incident, mitigate its impact, and restore normal operations as quickly as possible. Throughout the incident management process, the team maintains a high level of transparency and communication with senior management. All actions taken, as well as the outcomes and lessons learned from each incident, are documented and reported to senior management to ensure continuous improvement in Turkcell’s cybersecurity practices. Any cyber incident which may have a material effect is conveyed to the EDRC. Cybersecurity incidents undergo a comprehensive assessment by relevant stakeholders based on their materiality levels.

During 2024, all identified security incidents were managed pursuant to our existing protocols for responding to such incidents. As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business, strategy, results of operations or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our business is heavily dependent on the continuity and security of our information technology and network technology services, which are subject to physical and cybersecurity threats.”

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

ITEM 18.  FINANCIAL STATEMENTS

Our Consolidated Financial Statements as of December 31, 2023 and 2024 are filed as part of this annual report, on pages F-1 through F-115.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell İletişim Hizmetleri A.Ş.
2.1	Description of Securities (included as Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 13, 2024 and incorporated by reference herein).
8.1	Subsidiaries of Turkcell.
11.2	Insider trader policies and procedures.
12.1	Certification of Ali Taha Koç, Chief Executive Officer of Turkcell İletişim Hizmetleri A.Ş. , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Kamil Kalyon, Chief Financial Officer of Turkcell İletişim Hizmetleri A.Ş. , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (included as Exhibit 97.1 to our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 13, 2024 and incorporated by reference herein).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL İLETIŞIM HIZMETLERI A.Ş.

Date: April 29, 2025	By:	/s/ Ali Taha Koç

Ali Taha Koç

Chief Executive Officer

TURKCELL İLETIŞIM HIZMETLERI A.Ş.

Date: April 29, 2025	By:	/s/ Kamil Kalyon

Kamil Kalyon

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Telecommunications services revenue recognition
Description of the Matter

As described in Note 2, Note 5 and Note 6 to the consolidated financial statements, the Company reported telecommunication services revenue of TL 140.662.877 thousand for the year ended 31 December 2024. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers.

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

We have served as the Company’s auditor since 2023.

Istanbul, Turkiye

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinion on Internal Control Over Financial Reporting

We have audited Turkcell İletişim Hizmetleri A.Ş.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Turkcell İletişim Hizmetleri A.Ş. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and our report dated 29 April 2025 expressed an unqualified opinion thereon.

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

/s/GUNEY BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.Ş.

İstanbul, Turkiye

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turkcell İletisim Hizmetleri A.S.

Opinion on the Financial Statements

We have audited the consolidated statement of profit or loss, of other comprehensive income, of changes in equity and of cash flows of Turkcell İletisim Hizmetleri A.S. and its subsidiaries (the “Company”) as of December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PwC Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

/s/ Orhan Ozturk

Orhan Ozturk

Partner

Istanbul, Turkiye

April 27, 2023, except for the effects of discontinued operations discussed in Note 2 (u) to the consolidated financial statements, as to which the date is May 13, 2024, and except for the effects of restatement of comparative information in accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies” discussed in Note 2 (b) respectively, to the consolidated financial statements, as to which the date is April 29, 2025

We served as the Company’s auditor from 2016 to 2024.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	31 December 2023
Assets
Property, plant and equipment	12	104,625,744	96,228,806
Right-of-use assets	16	10,173,872	8,859,214
Intangible assets	13	81,872,362	84,478,038
Investment properties	15	187,334	205,545
Trade receivables	19	328,034	470,476
Receivables from financial services	20	367,149	856,960
Contract assets	21	165,004	146,228
Financial assets at fair value through other comprehensive income	24	11,852,172	153,075
Financial assets at fair value through profit or loss	24	5,961,731	781,797
Deferred tax assets	18	2,537,878	1,629,674
Investments in equity accounted investees	40	5,294,025	8,474,482
Other non-current assets	17	7,217,678	6,396,589
Total non-current assets		230,582,983	208,680,884

Inventories	22	674,611	780,377
Trade receivables	19	16,463,247	15,774,312
Due from related parties		246,529	247,426
Receivables from financial services	20	7,142,345	8,434,770
Contract assets	21	5,200,448	4,608,194
Derivative financial instruments	34	2,043,112	2,952,207
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through other comprehensive income	24	2,241,429	-
Financial assets at fair value through profit or loss	24	3,573,688	12,806,149
Cash and cash equivalents	23	68,934,333	72,158,656
Other current assets	17	6,106,995	5,595,793
Subtotal		113,692,636	123,357,884
Assets held for sale	3	-	24,697,101
Total current assets		113,692,636	148,054,985

Total assets		344,275,619	356,735,869

Equity
Share capital	25	46,684,221	46,684,221
Share premium		41,937	11,093
Treasury shares	25	(1,328,153)	(1,070,296)
Reserves		2,210,127	8,049,087
Remeasurements of defined benefit plan		(3,088,502)	(2,955,739)
Retained earnings		142,446,900	125,781,534
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		186,966,530	176,499,900
Non-controlling interests		-	(18,703)
Total equity		186,966,530	176,481,197

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	31 December 2023
Liabilities
Borrowings	28	52,435,164	83,662,659
Trade and other payables		168,819	1,603,615
Due to related parties		253	55,350
Employee benefit obligations	29	3,032,078	2,963,122
Provisions	32	1,918,775	1,991,611
Deferred tax liabilities	18	5,249,745	3,300,735
Contract liabilities	31	2,152,853	1,723,399
Other non-current liabilities	27	1,517,404	1,607,611
Total non-current liabilities		66,475,091	96,908,102

Borrowings	28	51,905,095	37,737,089
Current tax liabilities		1,120,707	308,067
Trade and other payables	33	29,672,414	29,751,011
Due to related parties		959,896	797,619
Deferred revenue	30	507,561	358,064
Provisions	32	4,650,358	2,852,265
Contract liabilities	31	1,522,500	1,894,999
Derivative financial instruments	34	495,467	511,635
Subtotal		90,833,998	74,210,749
Liabilities directly associated with the assets held for sale	3	-	9,135,821
Total current liabilities		90,833,998	83,346,570

Total liabilities		157,309,089	180,254,672

Total equity and liabilities		344,275,619	356,735,869

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

			Represented	Represented
		31 December	31 December	31 December
	Notes	2024	2023	2022

Revenue	6	158,854,007	148,656,399	130,238,756
Revenue from financial services	6	7,817,357	5,996,632	4,736,403
Total revenue		166,671,364	154,653,031	134,975,159

Cost of revenue	11	(120,434,191)	(118,737,471)	(116,023,760)
Cost of revenue from financial services	11	(5,108,423)	(3,144,251)	(1,906,161)
Total cost of revenue		(125,542,614)	(121,881,722)	(117,929,921)

Gross profit		38,419,816	29,918,928	14,214,996
Gross profit from financial services		2,708,934	2,852,381	2,830,242
Total gross profit		41,128,750	32,771,309	17,045,238

Other income	7	251,419	1,274,549	503,315
Selling and marketing expenses	11	(10,948,678)	(8,204,102)	(6,631,018)
Administrative expenses	11	(6,919,862)	(4,951,496)	(3,724,122)
Net impairment losses on financial and contract assets	11	(1,021,230)	(1,455,575)	(898,004)
Other expenses	7	(2,577,904)	(8,154,995)	(2,031,367)
Operating profit		19,912,495	11,279,690	4,264,042

Finance income	9	10,378,433	18,283,669	5,714,055
Finance costs	9	(17,025,890)	(28,777,024)	(17,252,049)
Monetary gain (loss)	9	5,850,537	5,510,752	11,214,047
Net finance costs		(796,920)	(4,982,603)	(323,947)

Share of (loss)/ profit of equity accounted investees	40	(3,162,643)	2,202,029	753,977
Profit before income tax		15,952,932	8,499,116	4,694,072

Income tax (expense)/ benefit	10	(4,866,033)	6,750,994	4,021,332
Profit from continuing operations		11,086,899	15,250,110	8,715,404
Profit from discontinued operations	3	12,427,963	2,843,793	1,216,203
Profit for the year		23,514,862	18,093,903	9,931,607

Profit for the year is attributable to:
Owners of the Company		23,523,425	18,125,305	9,933,888
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		23,514,862	18,093,903	9,931,607

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	10.79	8.31	4.55
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	5.09	7.00	3.99
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	5.70	1.30	0.56

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2024	2023	2022

Profit for the period		23,514,862	18,093,903	9,931,607
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit	29	(176,940)	(216,218)	(2,634,730)
Income tax relating to remeasurements of defined termination benefit		44,177	219,713	525,362
		(132,763)	3,495	(2,109,368)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(7,293,767)	4,129,565	(1,080,920)
Fair value reserve		100,930	215,993	(176,141)
Cash flow hedges		(514,553)	2,271,364	3,301,693
Cost of hedging reserve		1,511,265	(562,159)	(3,133,985)
Hedges of net investments in foreign operations		1,632,047	(3,382,331)	(752,112)
Income tax relating to these items	10	(688,664)	1,421,293	(96,396)
-Income tax relating to exchange differences		-	(708,985)	(1,280,907)
- Income tax relating to cash flow hedges	34	122,397	36,819	(129,706)
- Income tax relating to cost of hedging reserve		(377,816)	395,647	626,797
- Income tax relating to fair value reserve		(25,233)	(7,961)	51,959
- Income tax relating to hedges of net investments		(408,012)	1,705,773	635,461
		(5,252,742)	4,093,725	(1,937,861)
Other comprehensive income/(loss) for the year, net of income tax		(5,385,505)	4,097,220	(4,047,229)
Total comprehensive income for the year		18,129,357	22,191,123	5,884,378

Total comprehensive income for the year is attributable to:
Owners of the Company		18,137,920	22,222,525	5,886,659
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		18,129,357	22,191,123	5,884,378

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

							Hedges of
							net
							investments		Cost of	Foreign	Remeasurement		Reserve of
			Additional		Legal	Fair value	in foreign	Hedging	hedging	currency	of defined		disposal		Non-
	Share	Treasury	paid-in	Share	reserves	reserve	operations	reserve	reserve	translation	benefit	Retained	group held		controlling	Total
	capital	shares	capital	premium	(*)	(*)	(*)	(*)	(*)	reserve (*)	plan	earnings	for sale	Total	interests	equity
Balance at 1 January 2022	46,684,221	(1,052,713)	137,360	11,093	34,182,534	(213,810)	(6,198,667)	620,014	(8,028,252)	(15,977,840)	(849,866)	106,188,621	-	155,502,695	(801)	155,501,894
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	9,933,888	-	9,933,888	(2,281)	9,931,607
Other comprehensive income, net of income tax	-	-	-	-	-	(124,182)	(116,651)	3,171,987	(2,507,188)	(2,361,827)	(2,109,368)	-	-	(4,047,229)	-	(4,047,229)
Total comprehensive income	-	-	-	-	-	(124,182)	(116,651)	3,171,987	(2,507,188)	(2,361,827)	(2,109,368)	9,933,888	-	5,886,659	(2,281)	5,884,378
Transfers to legal reserves	-	-	-	-	1,023,919	-	-	-	-	-	-	(1,023,919)	-	-	-	-
Dividend paid (Note 25)	-	26,515	-	-	-	-	-	-	-	-	-	(3,452,867)	-	(3,426,352)	-	(3,426,352)
Other	-	-	(137,360)	-	-	-	-	-	-	-	-	83,618	-	(53,742)	12,353	(41,389)
Balance at 31 December 2022	46,684,221	(1,026,198)	-	11,093	35,206,453	(337,992)	(6,315,318)	3,792,001	(10,535,440)	(18,339,667)	(2,959,234)	111,729,341	-	157,909,260	9,271	157,918,531

Balance at 1 January 2023	46,684,221	(1,026,198)	-	11,093	35,206,453	(337,992)	(6,315,318)	3,792,001	(10,535,440)	(18,339,667)	(2,959,234)	111,729,341	-	157,909,260	9,271	157,918,531
Profit/ (loss) for the year	-	-	-	-	-					-	-	18,125,305	-	18,125,305	(31,402)	18,093,903
Other comprehensive income, net of income tax	-	-	-	-	-	208,032	(1,676,558)	2,308,183	(166,512)	3,420,580	3,495	-	-	4,097,220	-	4,097,220
Total comprehensive income	-	-	-	-	-	208,032	(1,676,558)	2,308,183	(166,512)	3,420,580	3,495	18,125,305	-	22,222,525	(31,402)	22,191,123
Transfers to legal reserves	-	-	-	-	485,325	-	-	-	-	-	-	(485,325)	-	-	-	-
Acquisition of treasury shares (-)	-	(73,279)	-	-	-	-	-	-	-	-	-	-	-	(73,279)	-	(73,279)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,428	3,428
Dividend paid (Note 25)	-	29,181	-	-	-	-	-	-	-	-	-	(3,587,787)	-	(3,558,606)	-	(3,558,606)
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(8,865,132)	-	-	8,865,132	-	-	-
Balance at 31 December 2023	46,684,221	(1,070,296)	-	11,093	35,691,778	(129,960)	(7,991,876)	6,100,184	(10,701,952)	(23,784,219)	(2,955,739)	125,781,534	8,865,132	176,499,900	(18,703)	176,481,197

Balance at 1 January 2024	46,684,221	(1,070,296)	-	11,093	35,691,778	(129,960)	(7,991,876)	6,100,184	(10,701,952)	(23,784,219)	(2,955,739)	125,781,534	8,865,132	176,499,900	(18,703)	176,481,197
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	23,523,425	-	23,523,425	(8,563)	23,514,862
Other comprehensive income, net of income tax	-	-	-	-	-	75,697	1,224,035	(392,156)	1,133,449	1,571,365	(132,763)	-	(8,865,132)	(5,385,505)	-	(5,385,505)
Total comprehensive income	-	-	-	-	-	75,697	1,224,035	(392,156)	1,133,449	1,571,365	(132,763)	23,523,425	(8,865,132)	18,137,920	(8,563)	18,129,357
Transfers to legal reserves	-	-	-	-	844,008	-	-	-	-	-	-	(844,008)	-	-	-	-
Dividend paid (Note 25)	-	70,139	-	-	(1,430,226)	-	-	-	-	-	-	(5,954,534)	-	(7,314,621)	-	(7,314,621)
Acquisition of treasury shares	-	(327,996)	-	-	-	-	-	-	-	-	-	-	-	(327,996)	-	(327,996)
Acquisition of subsidiary	-	-	-	30,844	-	-	-	-	-	-	-	-	-	30,844	-	30,844
Transactions with non controlling interests	-	-	-	-	-	-	-	-	-	-	-	(59,517)	-	(59,517)	21,517	(38,000)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,749	5,749
Balance at 31 December 2024	46,684,221	(1,328,153)	-	41,937	35,105,560	(54,263)	(6,767,841)	5,708,028	(9,568,503)	(22,212,854)	(3,088,502)	142,446,900	-	186,966,530	-	186,966,530

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

		31 December	31 December	31 December
	Note	2024	2023	2022
Cash flows from operating activities:
Profit for the year		11,086,899	15,250,110	8,715,404
Discontinued operations		12,427,963	2,843,793	1,216,203
Profit for the year including discontinued operations		23,514,862	18,093,903	9,931,607

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	12-15	19,176,624	17,284,249	21,706,362
Amortization of intangible assets and right of use assets	13-16	28,249,539	31,035,204	29,107,757
Impairment on property, plant and equipment and intangible asset	12-13	136,867	(2,052)	565,410
Net finance expense		5,213,120	3,905,964	4,944,842
Fair value adjustments to derivatives		3,057,354	(1,897,127)	3,504,162
Income tax expense	10	5,186,490	(6,329,447)	(3,842,745)
Gain on sale of property, plant and equipment		34,857	23,070	51,257
Effects of exchange rate changes and inflation adjustments		(1,958,557)	15,117,256	8,350,002
Provisions		7,377,812	6,784,907	3,980,635
Share of (profit)/loss of equity accounted investees		3,162,643	(2,202,029)	(753,976)
Fair value adjustments to financial assets through profit or loss		(1,706,465)	(6,648,585)	(2,510,354)
Gain on sale of subsidiary	3	(8,821,192)	-	-
Non-cash other adjustments		211,147	5,359	286,985
		82,835,101	75,170,672	75,321,944
Change in operating assets/liabilities
Change in trade receivables		(1,105,560)	(201,391)	1,004,000
Change in due from related parties		1,555	(56,796)	502,969
Change in receivables from financial services		1,647,048	(826,023)	(5,143)
Change in inventories		145,465	(142,301)	376,631
Change in other current assets		(581,400)	(1,795,133)	(208,825)
Change in other non-current assets		(71,662)	1,134,781	(155,006)
Change in due to related parties		103,028	(559,642)	(460,587)
Change in trade and other payables		(231,561)	1,351,307	(2,539,207)
Change in other non-current liabilities		(137,069)	61,101	62,893
Change in employee benefit obligations		(408,583)	(814,329)	(160,647)
Change in contract asset		(618,365)	(88,584)	229,739
Change in deferred revenue		233,352	187,671	(201,680)
Change in contract liability		(73,640)	456,641	(89,552)
Changes in other working capital		(2,578,760)	(2,206,975)	(2,123,416)
Cash generated from operations		79,158,949	71,670,999	71,554,113

Interest paid		(13,750,356)	(10,620,700)	(8,580,901)
Income tax paid		(2,151,453)	(813,328)	(1,928,242)
Net cash inflow from operating activities		63,257,140	60,236,971	61,044,970

Cash flows from investing activities:
Acquisition of property, plant and equipment	12	(30,698,851)	(20,525,914)	(22,207,092)
Acquisition of intangible assets	13	(20,230,939)	(22,071,268)	(16,102,219)
Proceeds from sale of property, plant and equipment		1,908,099	488,559	1,675,784
Payment for acquisition of subsidiary, net of cash acquired		30,844	-	-
Payments for advances given for acquisition of property, plant and equipment		-	-	(2,518,836)
Contribution of increase of share capital in joint ventures/associates		(68)	(784,490)	(1,464,404)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		38,699,081	22,100,620	3,115,854
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(60,178,590)	(23,267,140)	(5,140,818)
Cash inflows from financial assets at fair value through profit or loss		15,311,139	20,275,204	-
Cash outflows from financial assets at fair value through profit or loss		(6,712,350)	(14,809,730)	(8,899,554)
Change in other cash advances given		(703,013)	-	-
Proceeds from disposal of subsidiary, net of cash disposed	3	13,719,342	-	-
Interest received		11,755,169	8,410,644	5,755,791
Net cash outflow from investing activities		(37,100,137)	(30,183,515)	(45,785,494)

Cash flows from financing activities:
Proceeds from derivative instruments	41	5,417,456	11,188,868	8,607,172
Repayments of derivative instruments	41	(5,791,757)	(6,867,708)	(7,601,168)
Proceeds from issues of loans and borrowings		51,431,455	90,510,753	76,721,840
Proceeds from issues of bonds		14,870,998	11,296,562	6,457,040
Repayments of borrowings		(47,027,783)	(79,106,241)	(64,470,101)
Transactions with non controlling interests		(38,000)	-	-
Repayments of bonds		(15,280,501)	(7,636,411)	(5,146,248)
Dividends paid to shareholders	25	(7,314,621)	(3,587,782)	(3,452,867)
Dividends paid to non-controlling interest in subsidiaries		(327,996)	(73,279)	-
Payments of lease liabilities		(5,723,476)	(5,951,279)	(6,223,564)
Net cash (outflow)/inflow from financing activities		(9,784,225)	9,773,483	4,892,104

Net increase in cash and cash equivalents		16,372,778	39,826,939	20,151,580

Cash and cash equivalents at 1 January		77,711,693	61,710,669	72,765,126

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(25,430,408)	(23,825,915)	(31,206,037)

Cash and cash equivalents at 31 December	23	68,654,063	77,711,693	61,710,669

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

On 7 April 2023, the Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120 million (plus EUR 21.6 million of value-added taxes). The initial payment which includes the down payment for the extension fee and total amount of value-added taxes, amounting to EUR 81.6 million has been paid in Turkish Lira at the amount of TRY 1.7 billion during 2023. On April 2024, approximately half of the remaining installments amounting to EUR 31.1 million have been paid in Turkish Lira at the amount of TRY 1.1 billion. The remaining amount will be paid within a year.

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

As of 31 December 2024, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

1.    Reporting entity (continued)

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu (“TVF”), as of 31 December 2024. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

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

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2024.

The consolidated financial statements of the Company as at and for the year ended 31 December 2024 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

The consolidated financial statements as at and for the year ended 31 December 2024 were authorized for issue by the Board of Directors on 27 February 2025 and updated to reflect subsequent events after the original date of authorization through to April 29, 2025, for inclusion in its annual report on Form 20-F.

(b)Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 290.8% as at 31 December 2024, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(b)  Restatement of financial statements during the hyperinflationary periods (continued)

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 31 December 2024:

	2024	2023	2022	2021
Annual Index	2,684.55	1,859.38	1,128.45	686.95
Average Index	2,360.03	1,488.91	967.71	561.61

Yearly Inflation	44.4%	64.8%	64.3%	36.1%
Cumulative Inflation (last three years)	290.8%	268.3%	156.2%	74.4%

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

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2024. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2024.

Comparative figures must also be presented in the current currency of 31 December 2024 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. Impact of inflation accounting on hedging reserve and cost of hedging reserve is transferred to retained earnings when hyperinflation accounting is ceased.

All items except those arising from foreign operations in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(b)  Restatement of financial statements during the hyperinflationary periods (continued)

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The effect arising from the restatement of the beginning of the period net assets of the subsidiaries operating in the related foreign countries to the current period - end purchasing power for presentation purposes due to inflation accounting is reflected in foreign currency translation differences.

(c)Functional and presentation currency

(i)Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Exchange differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign exchange gains and losses are recognized in profit or loss, except:

●	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.
●	Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
●	Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(c)Functional and presentation currency (continued)

(ii)Foreign operations (continued)

●	On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.
●	Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the functional currency of the Group.

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

Allowance for doubtful receivables

For trade receivables and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(d)Use of estimates and judgments (continued)

Capitalization and useful lives of assets (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 32, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(d)  Use of estimates and judgments (continued)

Provisions, contingent liabilities and contingent assets (continued)

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

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets’ end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.5% - 31.2% at 31 December 2024 (31 December 2023: 11.5% - 29.6%)

Floating rate loans and borrowings

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(g)Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

During 2024, the Group has discontinued the application of cash flow hedge accounting for significant counts of instruments (Note 34), where reclassifications from other comprehensive income to profit or loss frequently occur. Following this, the Group has reassessed their presentation of line items in the statement of other comprehensive income and considered that combining line items presenting movements of the same nature would be more relevant. As a result, the Group now present single lines for each of foreign currency translation differences, cash flow hedges, and cost of hedges as net in the consolidated statement of other comprehensive income, which includes the amounts reclassified to profit or loss. This combined presentation is presented for the year ended 31 December 2024, 2023 and 2022. This change has not affected the total amount of other comprehensive income or expenses. Amounts reclassified to profit or loss cand be found in the related footnotes (Note 9 and Note 3).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

There is no significant goodwill included in the carrying value of associate or joint venture.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held to collect contractual cash flows and selling.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

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

All Group companies apply simplified lifetime ECL measurement for trade receivables and contract assets except Turkcell Finansman which applies the general approach for trade receivable and contract assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

Central Bank Accounts

According to the “Regulation on Required Reserves (Issue: 2013/15)” published in the Official Gazette No. 31818 on 23April 2022, the required reserve ratio for assets subject to required reserves has been set at 20% as of 31 December 2024. As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 26%, depending on the maturity structure. (As of 31 December 2023: 5% - 21)%. Required reserves are reported as restricted cash under other current assets (Note 17)

Trade receivables

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

(i)The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(i)Financial instruments (continued)

Related parties (continued)

(ii)One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)Both entities are joint ventures of the same third party.
(iv)One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)The entity is controlled or jointly controlled by a person identified in (a).
(vii)A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

(j)Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which is a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

Fair value hedge accounting has not been applied as of 31 December 2024 and 2023.

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

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as its prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(j)Derivative financial instruments and hedging accounting (continued)

(ii)Cash flow hedge (continued)

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

-	If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur. That amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the expected future cash flows affect profit or loss.
-	If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.
-	If cash flow hedge accounting is discontinued for a time-period related hedge relationship for which change in time value of options is recognized in the costs of hedging, the amount recognized in cost of hedging reserve in equity immediately reclassified to profit or loss as a reclassification adjustment.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

(n)Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2024 and 2023, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits (“IAS 19”). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days’ pay up to a maximum full TL 35.1 as at 31 December 2024 (31 December 2023: TL 23.5), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.2% (31 December 2023: 2.5%).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

The Group generally recognizes telecommunication revenue over time as it transfers services to its customer because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to contract liability, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Ödeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(r)Revenue (continued)

When one of the parties performs the contract, based on the relationship between the Group’s performance and the customer’s payment, the Group recognizes the contract as either a contract asset or a contract liability in the financial position statement. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group’s obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivables). A contract asset represents the Group’s right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(s)Income taxes (continued)

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

Ukrainian operations are presented as a discontinued operation and were classified as held for sale since it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

(y)New standards and interpretations

i)The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of significant accounting policies (continued)

(y)New standards and interpretations (continued)

i)The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows: (continued)

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

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

ii)Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

ii)Standards, amendments and interpretations that are issued but not yet effective: (continued)

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

The Group expects no significant impact on its balance sheet and equity.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognised on the ‘settlement date’. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-

IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.
-

IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to ‘transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a ‘De Facto Agent’: The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

ii)Standards, amendments and interpretations that are issued but not yet effective: (continued)

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of ‘cost method’.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the “own use” requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

iii)The amendments which are effective immediately upon issuance

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management’s assessments, as of 31 December 2024, the amendments due to Pillar Two did not have an impact on its consolidated financial statements. However, the Company will continue to monitor upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.Discontinued operations

As per the Group’s Board of Directors’ decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group’s wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TL 17,777,962, was received by the Group in accordance with the share purchase agreement.

Assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2023:

31 December 2023
Assets
Property, plant and equipment	8,370,924
Right-of-use assets	1,916,539
Intangible assets	4,764,218
Trade receivables	389,675
Deferred tax assets	1,899,846
Other non current asset	219,127
Financial assets at amortized cost	1,062,879
Cash and cash equivalents	5,800,335
Other current asset	273,558
Assets held for sale	24,697,101

Liabilities
Borrowings	6,532,277
Employee benefit obligations	50,143
Current tax liabilities	6,064
Trade and other payables	1,287,061
Other non current liabilities	7,705
Deferred revenue	25,705
Contract liabilities	664,495
Provisions	562,371
Liabilities directly associated with the assets held for sale	9,135,821

Net assets directly associated with disposal group	15,561,280

Amounts included in accumulated OCI:
Foreign currency translation reserve	8,865,132
Reserve of disposal group classified as held for sale	8,865,132

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.Discontinued operations (continued)

The profit or loss and cash flow statements of disposal group are as follows:

	1 January -	1 January -	1 January -
	9 September	31 December	31 December
	2024	2023	2022
Revenue	7,397,469	11,170,614	11,436,893
Cost of revenue	(2,729,496)	(6,877,968)	(8,187,441)
Gross profit	4,667,973	4,292,646	3,249,452
Selling and marketing expenses	(428,437)	(640,822)	(642,087)
Administrative expenses	(272,194)	(367,032)	(373,746)
Other operating income/(expense), net	25,793	278,344	220,028
Operating profit	3,993,135	3,563,136	2,453,647
Net finance costs / income	(65,907)	(297,796)	(1,058,857)
Profit before income tax	3,927,228	3,265,340	1,394,790
Tax benefit /(expense)	(320,457)	(421,547)	(178,587)
Profit for the year from discontinued operations	3,606,771	2,843,793	1,216,203
Gain on sale of disposal of subsidiaries	8,821,192	-	-
Total	12,427,963	2,843,793	1,216,203

The net cash flows incurred by the disposal group are, as follows:

	9 September 2024	31 December 2023	31 December 2022
Cash flows from operating activities	2,896,417	7,043,237	5,951,420
Cash flows from/(used in) investing activities	411,906	(2,660,062)	(4,567,695)
Cash flows (used in)/ from financing activities	(3,537,035)	(1,193,887)	(1,134,367)
Net cash (outflow)/inflow	(228,712)	3,189,288	249,358

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.Discontinued operations (continued)

The carrying amounts of assets and liabilities as of 9 September 2024 as follows:

9 September
Assets	2024
Property, plant and equipment	7,640,376
Right-of-use assets	2,465,789
Intangible assets	3,908,724
Trade receivables	377,483
Deferred tax assets	1,094,417
Cash and cash equivalent	4,058,620
Other assets	444,975
Assets directly associated with the assets held for sale	19,990,384
Liabilities
Borrowings	2,461,113
Trade and other payables	1,141,715
Provisions	370,759
Other liabilities	822,161
Liabilities directly associated with the assets held for sale	4,795,748

Net assets directly associated with disposal group	15,194,636
Details of the sale of the disposal group as follows: Consideration received:
Cash received	17,777,962
Deferred payment	677,553
Total disposal consideration	18,455,515
Carrying amount of net assets sold	(15,194,636)
Reclassification of foreign currency translation reserve	5,560,313
Gain on sale of disposal of subsidiary	8,821,192

The Company’s main discontinued operations are through a subsidiary whose functional currency, is not hyper inflationary. Therefore, the net assets and liabilities related to discontinued operations as of 9 September 2024, as well as the consideration from the sale, reflect amounts converted at the exchange rate of that date and are not expressed in terms of the purchasing power of the Turkish Lira as of 31 December 2024. The profit or loss statement and cash flow information for the current period reflect amounts that are converted at the average exchange rate or the exchange rate at the transaction date, in line with general practice. Comparative amounts for discontinued operations are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2024, which is consistent with the presentation of foreign subsidiaries.

Lifecell has recognized a deferred tax asset amounting to TL 1,699,803 as of 31 December 2023 (31 December 2022: TL 1,511,666). The aforementioned tax losses are unlimited in duration. In determining the amount of the deferred tax asset that can be used, the Group has used the business plans for the following years, and it has been assessed that the accumulated losses will be utilized within 4 years as of 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortized cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

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

The Group’s policy is to provide financial guarantees only to subsidiaries. At 31 December 2024, guarantees of TL11,164,743 were outstanding (31 December 2023: TL 12,758,470).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,602,532 (31 December 2023: TL 6,086,542) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel”)

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknolojileri”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC, Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”) and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. (“W3”) and Turkcell Satış’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.Segment information (continued)

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	143,771,701	132,760,385	4,014,854	3,790,933	8,633,753	6,596,195	13,443,380	14,671,415	(3,192,324)	(3,165,897)	166,671,364	154,653,031
Inter-segment revenue	(1,242,115)	(1,129,650)	(138,877)	(218,173)	(816,397)	(599,563)	(994,935)	(1,218,511)	3,192,324	3,165,897	-	-
Revenues from external customers	142,529,586	131,630,735	3,875,977	3,572,760	7,817,356	5,996,632	12,448,445	13,452,904	-	-	166,671,364	154,653,031
Adjusted EBITDA	66,447,440	58,709,420	1,473,181	1,404,598	2,174,255	2,320,938	152,667	1,281,881	(445,533)	(367,600)	69,802,010	63,349,237
IFRS 9 impairment loss provision	(816,347)	(1,328,887)	(5,361)	(8,742)	(198,699)	(118,363)	(823)	417	-	-	(1,021,230)	(1,455,575)

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	132,760,385	112,545,775	3,790,933	3,859,327	6,596,195	5,118,775	14,671,415	19,575,574	(3,165,897)	(6,124,292)	154,653,031	134,975,159
Inter-segment revenue	(1,129,650)	(599,381)	(218,173)	(344,930)	(599,563)	(382,373)	(1,218,511)	(4,797,608)	3,165,897	6,124,292	-	-
Revenues from external customers	131,630,735	111,946,394	3,572,760	3,514,397	5,996,632	4,736,402	13,452,904	14,777,966	-	-	154,653,031	134,975,159
Adjusted EBITDA	58,709,420	47,313,804	1,404,598	1,286,695	2,320,938	2,525,944	1,281,881	1,874,517	(367,600)	(147,166)	63,349,237	52,853,794
IFRS 9 impairment loss provision	(1,328,887)	(804,984)	(8,742)	(7,223)	(118,363)	(82,785)	417	(3,012)	-	-	(1,455,575)	(898,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.Segment information (continued)

	31 December	31 December	31 December
	2024	2023	2022
Profit for the period	11,086,899	15,250,110	8,715,404
Add/(Less):
Income tax expense	4,866,033	(6,750,994)	(4,021,332)
Finance income	(10,378,433)	(18,283,669)	(5,714,055)
Finance costs	17,025,890	28,777,024	17,252,049
Other income	(251,419)	(1,274,549)	(503,315)
Other expenses	2,577,904	8,154,995	2,031,367
Monetary (gain) loss	(5,850,537)	(5,510,752)	(11,214,047)
Depreciation and amortization	47,563,030	45,189,101	47,061,700
Share of loss/(gain) of equity accounted investees	3,162,643	(2,202,029)	(753,977)
Consolidated adjusted EBITDA	69,802,010	63,349,237	52,853,794

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December	31 December	31 December
	2024	2023	2022
Revenues
Turkiye	162,795,387	151,080,271	131,460,764
Belarus	2,176,452	1,999,047	2,223,565
Turkish Republic of Northern Cyprus	1,663,255	1,527,751	1,234,531
Netherlands	36,270	45,962	56,299
	166,671,364	154,653,031	134,975,159

	31 December	31 December
	2024	2023
Non-current assets
Turkiye	225,084,618	202,561,786
Belarus	1,067,959	1,077,448
Turkish Republic of Northern Cyprus	2,474,577	4,400,398
Unallocated non-current assets	1,955,829	641,252
	230,582,983	208,680,884

Prior to classification to asset held for sale and discontinued operations, Ukrainian entities revenues and non-current assets were presented within above tables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6.Revenue

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	137,233,847	124,213,915	3,644,353	3,300,434	-	-	-	-	(215,323)	(289,815)	140,662,877	127,224,534
Equipment revenues	4,915,963	7,192,829	205,107	264,350	-	-	8,717,473	9,118,647	(110,063)	(124,245)	13,728,480	16,451,581
Revenue from financial services	-	-	-	-	8,633,753	6,596,195	-	-	(816,396)	(599,563)	7,817,357	5,996,632
Other	1,621,891	1,353,641	165,394	226,149	-	-	4,725,907	5,552,768	(2,050,542)	(2,152,274)	4,462,650	4,980,284
Total	143,771,701	132,760,385	4,014,854	3,790,933	8,633,753	6,596,195	13,443,380	14,671,415	(3,192,324)	(3,165,897)	166,671,364	154,653,031

									Intersegment
	Turkcell Turkiye		Turkcell International		Techfin		Other		Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	124,213,915	105,968,139	3,300,434	3,286,225	-	-	-	-	(289,815)	(247,076)	127,224,534	109,007,288
Equipment revenues	7,192,829	5,947,208	264,350	255,552	-	-	9,118,647	9,943,083	(124,245)	(55,958)	16,451,581	16,089,885
Revenue from financial services	-	-	-	-	6,596,195	5,118,775	-	-	(599,563)	(382,372)	5,996,632	4,736,403
Other	1,353,641	630,428	226,149	317,550	-	-	5,552,768	9,632,491	(2,152,274)	(5,438,886)	4,980,284	5,141,583
Total	132,760,385	112,545,775	3,790,933	3,859,327	6,596,195	5,118,775	14,671,415	19,575,574	(3,165,897)	(6,124,292)	154,653,031	134,975,159

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 4,167,844, TL 2,922,027 and TL 2,232,764, for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6. Revenue (continued)

	31 December 2024
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	137,233,847	3,644,353	-	-	(215,323)	140,662,877
At a point in time	887,950	72,178	-	-	-	960,128
Over time	136,345,897	3,572,175	-	-	(215,323)	139,702,749
Equipment Related	4,915,963	205,107	-	8,717,473	(110,063)	13,728,480
At a point in time	4,281,719	205,107	-	8,717,473	(110,063)	13,094,236
Over time	634,244	-	-	-	-	634,244
Revenue from financial operation	-	-	8,633,753	-	(816,396)	7,817,357
At a point in time	-	-	4,347,028	-	(751,860)	3,595,168
Over time	-	-	4,286,725	-	(64,536)	4,222,189
Other	1,621,891	165,394	-	4,725,907	(2,050,542)	4,462,650
At a point in time	4,714	37,084	-	329,063	(3,650)	367,211
Over time	1,617,177	128,310	-	4,396,844	(2,046,892)	4,095,439
Total	143,771,701	4,014,854	8,633,753	13,443,380	(3,192,324)	166,671,364
At a point in time	5,174,383	314,369	4,347,028	9,046,536	(865,573)	18,016,743
Over time	138,597,318	3,700,485	4,286,725	4,396,844	(2,326,751)	148,654,621

	31 December 2023
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	124,213,915	3,300,434	-	-	(289,815)	127,224,534
At a point in time	2,102,697	96,637	-	-	(152)	2,199,182
Over time	122,111,218	3,203,797	-	-	(289,663)	125,025,352
Equipment Related	7,192,829	264,350	-	9,118,647	(124,245)	16,451,581
At a point in time	6,451,674	264,350	-	9,118,647	(124,245)	15,710,426
Over time	741,155	-	-	-	-	741,155
Revenue from financial operation	-	-	6,596,195	-	(599,563)	5,996,632
At a point in time	-	-	3,211,743	-	(543,020)	2,668,723
Over time	-	-	3,384,452	-	(56,543)	3,327,909
Other	1,353,641	226,149	-	5,552,768	(2,152,274)	4,980,284
At a point in time	543	45,013	-	167,627	(75)	213,108
Over time	1,353,098	181,136	-	5,385,141	(2,152,199)	4,767,176
Total	132,760,385	3,790,933	6,596,195	14,671,415	(3,165,897)	154,653,031
At a point in time	8,554,914	406,000	3,211,743	9,286,274	(667,492)	20,791,439
Over time	124,205,471	3,384,933	3,384,452	5,385,141	(2,498,405)	133,861,592

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6. Revenue (continued)

	31 December 2022
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	105,968,139	3,286,225	-	-	(247,076)	109,007,288
At a point in time	911,193	113,330	-	-	(331)	1,024,192
Over time	105,056,946	3,172,895	-	-	(246,745)	107,983,096
Equipment Related	5,947,208	255,552	-	9,943,083	(55,958)	16,089,885
At a point in time	5,308,868	255,552	-	9,943,083	(55,958)	15,451,545
Over time	638,340	-	-	-	-	638,340
Revenue from financial operation	-	-	5,118,775	-	(382,372)	4,736,403
At a point in time	-	-	2,341,457	-	(382,360)	1,959,097
Over time	-	-	2,777,318	-	(12)	2,777,306
Other	630,428	317,550	-	9,632,491	(5,438,886)	5,141,583
At a point in time	17,101	9,700	-	96,573	(13,143)	110,231
Over time	613,327	307,850	-	9,535,918	(5,425,743)	5,031,352
Total	112,545,775	3,859,327	5,118,775	19,575,574	(6,124,292)	134,975,159
At a point in time	6,237,162	378,582	2,341,457	10,039,656	(451,792)	18,545,065
Over time	106,308,613	3,480,745	2,777,318	9,535,918	(5,672,500)	116,430,094

7.Other income and expense

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2024	2023	2022
Depositary reimbursement	88,917	157,173	150,923
Insurance compensation	-	395,371	-
Income from equipment donations	-	296,042	-
Rent income	8,979	38,271	55,932
Non-interest income from banks	-	1,287	24,824
Other	153,523	386,405	271,636
Other income	251,419	1,274,549	503,315

Revaluation tax expense	-	(2,166)	(599,665)
Distributor restructuring cost (**)	(1,207,319)	-	-
Donation expenses (*)	(734,465)	(5,659,025)	(386,734)
Litigation expenses	(155,435)	(1,065,903)	(225,257)
Loss on cancellation of lease contract	(222,958)	(211,606)	(248,920)
Loss on sale of fixed assets	(35,598)	(23,072)	(51,257)
Restructuring cost	(38,248)	(668,099)	(17,494)
Other	(183,881)	(525,124)	(502,040)
Other expense	(2,577,904)	(8,154,995)	(2,031,367)
(*)

The donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board’s decision dated 9 February 2023.

(**)	Expenses resulting from company’s restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

8.Employee benefit expenses

	31 December 2024	31 December 2023	31 December 2022
Wages and salaries (*)	26,106,217	19,977,254	13,992,302
Defined benefit plan (**)	374,072	442,776	200,457
Defined contribution plans	95,366	109,007	152,990
	26,575,655	20,529,037	14,345,749
(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of defined benefit plans for the years ended 31 December 2024, 2023 and 2022 amounting to TL 176,940, TL 216,218 and TL 2,634,730 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

9.Finance income and costs

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2024	2023	2022
Interest income	7,539,961	4,502,121	3,070,183
Income from financial assets carried at fair value	1,706,465	6,648,585	2,510,355
Cash flow hedges – reclassified to profit or loss(*)	-	4,746,542	-
Net fair value gains on derivative financial instruments and interest	-	1,652,279	-
Other	1,132,007	734,142	133,517
Finance income	10,378,433	18,283,669	5,714,055

Net foreign exchange losses	(3,753,432)	(20,236,739)	(10,330,380)
Net interest expenses for financial assets and liabilities measured at amortized cost	(11,456,857)	(8,427,797)	(6,164,873)
Net fair value losses on derivative financial instruments and interest	(1,148,598)	-	(9,501,159)
Cash flow hedges - reclassified to profit or loss(*)	(613,555)	-	9,028,985
Other	(53,448)	(112,488)	(284,622)
Finance costs	(17,025,890)	(28,777,024)	(17,252,049)
Monetary gain (loss)	5,850,537	5,510,752	11,214,047
Net finance costs	(796,920)	(4,982,603)	(323,947)
(*)

Reclassification adjustments relating to cash flow hedge are TL 142,580, TL 5,317,587 and TL 10,292,928 and reclassification adjustments relating to cost of hedging reserve are TL (756,135), TL (571,045) and TL (1,263,943) for the years ended 31 December 2024, 2023, 2022 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and interest expense on financial liabilities measured at amortized cost amounting to TL 1,662,613, TL (13,119,470), TL 1,116,928, TL (9,544,725), and TL 1,767,578, TL (7,932,451) for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

9.Finance income and costs (continued)

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 11,389,863, TL (15,143,295), TL 30,445,505 TL (50,682,245) and TL 22,785,893, TL (33,116,273) for the years ended 31 December 2024, 2023 and 2022, respectively.

10.Income tax expense

	31 December	31 December	31 December
	2024	2023	2022
Current income tax expense	(3,302,541)	(986,192)	(1,248,214)
Deferred income tax expense	(1,563,492)	7,737,186	5,269,546
Total income tax expense	(4,866,033)	6,750,994	4,021,332

Income tax relating to each component of other comprehensive income

		Tax (expense) /
31 December 2024	Before tax	benefit	Net of tax
Foreign currency translation differences	(7,293,767)	-	(7,293,767)
Change in cash flow hedge reserve	(514,553)	122,397	(392,156)
Change in cost of hedging reserve	1,511,265	(377,816)	1,133,449
Fair value reserve	100,930	(25,233)	75,697
Hedges of net investments in foreign operations	1,632,047	(408,012)	1,224,035
Remeasurements of defined benefit plan	(176,940)	44,177	(132,763)
	(4,741,018)	(644,487)	(5,385,505)

		Tax (expense) /
31 December 2023	Before tax	benefit	Net of tax
Foreign currency translation differences	4,129,565	(708,985)	3,420,580
Change in cash flow hedge reserve	2,271,364	36,819	2,308,183
Change in cost of hedging reserve	(562,159)	395,647	(166,512)
Fair value reserve	215,993	(7,961)	208,032
Hedges of net investments in foreign operations	(3,382,331)	1,705,773	(1,676,558)
Remeasurements of defined benefit plan	(216,218)	219,713	3,495
	2,456,214	1,641,006	4,097,220

		Tax (expense) /
31 December 2022	Before tax	benefit	Net of tax
Foreign currency translation differences	(1,080,920)	(1,280,907)	(2,361,827)
Change in cash flow hedge reserve	3,301,693	(129,706)	3,171,987
Change in cost of hedging reserve	(3,133,985)	626,797	(2,507,188)
Fair value reserve	(176,141)	51,959	(124,182)
Hedges of net investments in foreign operations	(752,112)	635,461	(116,651)
Remeasurements of defined benefit plan	(2,634,730)	525,362	(2,109,368)
	(4,476,195)	428,966	(4,047,229)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.Income tax expense (continued)

Reconciliation of income tax expense

	31 December	31 December	31 December
	2024	2023	2022
Profit from continuing operations before income tax expense	15,952,932	8,499,116	4,694,072
Profit before income tax expense	15,952,932	8,499,116	4,694,072

Tax at the Turkiye’s tax rate	(3,988,233)	(2,124,779)	(1,079,637)
Difference in overseas tax rates	110,336	147,241	211,550
Effect of exemptions (*)	3,130,417	2,849,329	1,793,820
Effect of amounts which are not deductible and permanent differences	3,544,601	(909,418)	(633,510)
Change in unrecognized deferred tax assets (**)	(3,242,154)	308,452	(333,765)
Adjustments for current tax of prior years	(50,230)	120,388	23,038
Effect of increase in corporate tax rate in Turkiye	-	(1,540,146)	560,340
Tax effect of investment in associate and joint venture	546,025	(592,708)	(112,923)
Tax effect of Law No 7440 (***)	-	(407,988)	-
Inflation adjustments	(4,847,375)	8,895,367	3,597,035
Other	(69,420)	5,256	(4,616)
Total income tax expense	(4,866,033)	6,750,994	4,021,332
(*)	Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.
(**)	Net deferred tax assets not reflected in the statement of financial position mainly consist of unused current period losses on which no deferred tax asset has been recognized.
(***)

In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

An amendment to Turkey’s Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that was submitted as of 1 October 2023 but it is applied for the annual taxable income.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

75% of the gains from the sale of equity shares held by corporations for at least two years, as well as founder shares, usufructuary rights, and pre-emptive rights held for the same period, are exempt from corporate tax. 50% of the gains from the sale of immovable properties held in the assets of corporations for two years are also exempt from corporate tax. With the publication of Law No. 7456 in the Official Gazette on 15 July 2023, the rate has been reduced to 25% for immovable properties held in the assets before 15 July 2023, and the exemption application has been terminated for real estate acquired after 15 July 2023. To benefit from the exemption, the gain must be kept in a fund account on the liabilities side and not withdrawn from the business for 5 years. The sale price must be collected by the end of the second calendar year following the sale.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2024, 2023 and 2022 is as follows:

Cost of revenue:

	31 December	31 December	31 December
	2024	2023	2022
Depreciation and amortization (*)	(47,563,030)	(45,189,101)	(47,061,700)
Cost of goods sold	(12,182,412)	(15,441,587)	(15,521,569)
Share of Turkish Treasury	(14,821,032)	(13,413,178)	(11,247,895)
Employee benefit expenses	(15,414,658)	(12,196,530)	(8,670,401)
Interconnection and termination expenses	(4,491,621)	(5,710,941)	(7,495,929)
Energy expenses	(4,464,183)	(5,308,700)	(6,598,219)
Radio expenses	(2,090,696)	(1,976,264)	(1,436,111)
Frequency expenses	(5,440,768)	(4,944,635)	(4,122,272)
Transmission expenses	(1,925,475)	(2,115,653)	(2,216,304)
Roaming expenses	(1,513,595)	(1,638,439)	(1,584,388)
Universal service fund	(1,953,063)	(1,793,768)	(1,566,928)
Cost of revenue from financial services (**)	(4,501,493)	(2,672,321)	(1,538,422)
Maintenance and repair expenses	(1,194,426)	(1,063,895)	(1,058,016)
Internet expense	(1,507,043)	(1,712,690)	(1,808,639)
Datacenter expenses	(13,386)	(59,857)	(948,903)
Others	(6,465,733)	(6,644,163)	(5,054,225)
	(125,542,614)	(121,881,722)	(117,929,921)
(*)

As at 31 December 2024, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 606,930 (31 December 2023: TL 471,929 and 31 December 2022: TL 367,739).

(**)

As at 31 December 2024, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 330,210 (31 December 2023: TL 269,069 and 31 December 2022: TL 190,993).

Selling and marketing expenses:

	31 December	31 December	31 December
	2024	2023	2022
Employee benefit expenses	(5,837,216)	(4,532,805)	(3,045,683)
Marketing expenses	(4,133,666)	(2,843,881)	(2,598,652)
Selling expenses	(527,125)	(442,832)	(524,475)
Others	(450,671)	(384,584)	(462,208)
	(10,948,678)	(8,204,102)	(6,631,018)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.Expense by nature (continued)

Administrative expenses:

	31 December	31 December	31 December
	2024	2023	2022
Employee benefit expenses	(4,993,571)	(3,530,633)	(2,438,672)
Consultancy expenses	(327,385)	(297,541)	(329,147)
Service expenses	(266,841)	(227,629)	(198,849)
Maintenance and repair expenses	(105,056)	(103,594)	(126,193)
Collection expenses	(301,800)	(186,048)	(130,001)
Travel and entertainment expenses	(172,857)	(120,415)	(90,750)
Utility expenses	(9,548)	(11,558)	(56,895)
Others	(742,804)	(474,078)	(353,615)
	(6,919,862)	(4,951,496)	(3,724,122)

Net impairment losses on financial and contract assets:

	31 December	31 December	31 December
	2024	2023	2022
Net impairment losses on financial and contract assets	(1,021,230)	(1,455,575)	(898,004)
	(1,021,230)	(1,455,575)	(898,004)

12.Property, plant and equipment

						Impairment	Transfer to	Effects of	Balance at
	Balance at				Asset Held	expenses/	investment	movements in	31 December
Cost	1 January 2024	Additions	Disposals	Transfers	for Sale	(reversals)	property	exchange rates	2024
Network infrastructure (All operational)	262,524,269	6,661,908	(6,928,047)	14,215,645	-	-	-	(1,652,429)	274,821,346
Land and buildings	16,554,828	1,575,790	(32,410)	3,071,341	-	-	-	(230,093)	20,939,456
Equipment, fixtures and fittings	17,282,003	1,741,655	(709,955)	409,490	-	-	-	(654,412)	18,068,781
Motor vehicles	272,091	15,630	(25,244)	-	-	-	-	(7,786)	254,691
Leasehold improvements	5,463,625	74,651	(1,114)	22,109	-	-	-	(195)	5,559,076
Electricity production power plant	489,643	4,546	-	-	-	-	-	19	494,208
Construction in progress	3,520,523	19,287,242	(83,315)	(17,682,695)	-	-	-	(25,189)	5,016,566
Total	306,106,982	29,361,422	(7,780,085)	35,890	-	-	-	(2,570,085)	325,154,124

Accumulated depreciation
Network infrastructure (All operational)	183,042,029	17,105,348	(5,638,083)	-	-	16,611	-	(2,466,196)	192,059,709
Land and buildings	4,127,782	775,368	-	-	-	-	-	(125,484)	4,777,666
Equipment, fixtures and fittings	17,521,935	1,832,636	(153,228)	-	-	2	-	(1,162,731)	18,038,614
Motor vehicles	257,078	26,288	(22,177)	-	-	-	-	(43,147)	218,042
Leasehold improvements	4,905,519	443,277	(21)	-	-	-	-	1,467	5,350,242
Electricity production power plant	23,833	25,321	-	-	-	-	-	34,953	84,107
Total	209,878,176	20,208,238	(5,813,509)	-	-	16,613	-	(3,761,138)	220,528,380

Net book value	96,228,806	9,153,184	(1,966,576)	35,890	-	(16,613)	-	1,191,053	104,625,744

Depreciation expenses for the years ended 31 December 2024 and 2023 amounting to TL 20,224,851 and TL 17,235,704 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Expenses from impairment losses on property, plant and equipment for the year ended 31 December 2024 is TL 16,613 and is recognized under depreciation expenses (31 December 2023 Reversal from impairment losses: TL 35,796).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

12. Property, plant and equipment (continued)

						Impairment	Transfer to	Effects of	Balance at
	Balance at				Asset Held	expenses/	investment	movements in	31 December
Cost	1 January 2023	Additions	Disposals	Transfers	for Sale	(reversals)	property	exchange rates	2023
Network infrastructure (All operational)	272,692,565	7,807,662	(3,963,934)	10,742,609	(21,562,779)	-	-	(3,191,854)	262,524,269
Land and buildings	14,440,765	2,173,950	(32,572)	75,698	(143,545)	-	204,167	(163,635)	16,554,828
Equipment, fixtures and fittings	16,322,521	1,694,639	(257,563)	464,988	(249,176)	-	-	(693,406)	17,282,003
Motor vehicles	250,342	44,319	(12,044)	295	(3,572)	-	-	(7,249)	272,091
Leasehold improvements	5,401,828	102,035	(788)	(3)	(36,366)	-	-	(3,081)	5,463,625
Electricity production power plant (Note 3)	489,643	-	-	-	-	-	-	-	489,643
Construction in progress	5,515,742	10,417,845	(132,938)	(12,038,902)	(529,600)	1,262	-	287,114	3,520,523
Total	315,113,406	22,240,450	(4,399,839)	(755,315)	(22,525,038)	1,262	204,167	(3,772,111)	306,106,982

Accumulated depreciation
Network infrastructure (All operational)	187,851,459	13,111,126	(3,925,764)	-	(13,834,432)	(34,198)	-	(126,162)	183,042,029
Land and buildings	2,861,457	980,232	(11,903)	-	(101,293)	(316)	163,899	235,706	4,127,782
Equipment, fixtures and fittings	16,022,790	3,057,392	(183,416)	-	(183,352)	(20)	-	(1,191,459)	17,521,935
Motor vehicles	233,069	45,352	(11,428)	-	(2,970)	-	-	(6,945)	257,078
Leasehold improvements	4,886,988	52,718	-	-	(32,067)	-	-	(2,120)	4,905,519
Electricity production power plant (Note 3)	34,912	24,680	-	-	-	-	-	(35,759)	23,833
Total	211,890,675	17,271,500	(4,132,511)	-	(14,154,114)	(34,534)	163,899	(1,126,739)	209,878,176

Net book value	103,222,731	4,968,950	(267,328)	(755,315)	(8,370,924)	35,796	40,268	(2,645,372)	96,228,806

13.Intangible assets

						Impairment	Effects of
	Balance at 1				Asset held	expenses/	movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	for sale	(reversals)	exchange rates	December 2024
Telecommunication licenses	98,620,686	1,026	(62,746)	-	-	-	14,376	98,573,342
Computer software	149,697,122	10,551,603	(32,933)	292,253	-	-	888,707	161,396,752
Transmission line software	1,520,659	1,119	(506)	-	-	-	17,288	1,538,560
Indefeasible right of usage	1,466,364	110,686	-	-	-	-	-	1,577,050
Brand name	15,547	-	-	-	-	-	(3,402)	12,145
Customer base	56,445	-	-	-	-	-	(6,764)	49,681
Goodwill	588,963	-	-	-	-	-	-	588,963
Subscriber acquisition cost	55,611,955	7,374,968	-	-	-	-	337,050	63,323,973
Electricity production license	964,442	-	-	-	-	-	(93,340)	871,102
Others	1,800,954	282,042	(1,989)	(35,890)	-	-	68,348	2,113,465
Construction in progress	378,599	293,744	(1,632)	(292,253)	-	-	(14,440)	364,018
Total	310,721,736	18,615,188	(99,806)	(35,890)	-	-	1,207,823	330,409,051

Accumulated amortization
Telecommunication licenses	69,428,856	5,688,680	(14,921)	-	-	-	159,167	75,261,782
Computer software	115,515,868	8,552,534	(10,454)	-	-	118,174	534,620	124,710,742
Transmission line software	1,506,223	32,121	-	-	-	-	13,617	1,551,961
Indefeasible right of usage	927,884	74,573	(1,369)	-	-	-	(810)	1,000,278
Brand name	14,170	-	-	-	-	-	(11,395)	2,775
Customer base	40,920	631	-	-	-	-	(15,568)	25,983
Subscriber acquisition cost	37,496,661	7,460,472	-	-	-	-	(537,653)	44,419,480
Electricity production license	75,717	43,678	-	-	-	-	17,972	137,367
Others	1,237,399	223,594	(1,764)	-	-	773	(33,681)	1,426,321
Total	226,243,698	22,076,283	(28,508)	-	-	118,947	126,269	248,536,689

Net book value	84,478,038	(3,461,095)	(71,298)	(35,890)	-	(118,947)	1,081,554	81,872,362

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13.Intangible assets (continued)

						Impairment	Effects of
	Balance at 1				Asset held	expenses/	movements in	Balance at 31
Cost	January 2023	Additions	Disposals	Transfers	for sale	(reversals)	exchange rates	December 2023
Telecommunication licenses	101,284,877	5,216,431	(86,334)	262,501	(7,434,755)	-	(622,034)	98,620,686
Computer software	138,268,118	11,418,517	(250,178)	654,440	(1,963,228)	-	1,569,453	149,697,122
Transmission line software	1,488,153	1,403	(5,325)	-	-	-	36,428	1,520,659
Indefeasible right of usage	1,462,116	4,249	-	-	-	-	(1)	1,466,364
Brand name	16,303	77	(71)	271	(886)	-	(147)	15,547
Customer base	70,698	-	-	-	-	-	(14,253)	56,445
Goodwill	606,037	-	-	-	-	(10,361)	(6,713)	588,963
Subscriber acquisition cost	49,237,523	7,263,978	(180,615)	-	(830,279)	-	121,348	55,611,955
Electricity production license	1,024,900	-	-	-	-	-	(60,458)	964,442
Others	1,614,237	238,131	(1,242)	(33,294)	(232)	-	(16,646)	1,800,954
Construction in progress	109,604	536,249	(191,947)	(128,603)	(1,255)	-	54,551	378,599
Total	295,182,566	24,679,035	(715,712)	755,315	(10,230,635)	(10,361)	1,061,528	310,721,736

Accumulated amortization
Telecommunication licenses	68,226,836	6,172,793	(6,881)	-	(4,611,507)	-	(352,385)	69,428,856
Computer software	105,290,313	9,277,415	(195,150)	-	(295,352)	22,691	1,415,951	115,515,868
Transmission line software	1,465,803	37,976	(5,325)	-	-	-	7,769	1,506,223
Indefeasible right of usage	837,147	91,395	-	-	-	-	(658)	927,884
Brand name	23,840	94	(30)	-	(491)	-	(9,243)	14,170
Customer base	50,607	2,895	-	-	-	-	(12,582)	40,920
Subscriber acquisition cost	29,407,136	9,214,832	(180,615)	-	(558,856)	-	(385,836)	37,496,661
Electricity production license	14,348	43,555	-	-	-	-	17,814	75,717
Others	1,075,416	188,860	(1,185)	-	(212)	689	(26,169)	1,237,399
Total	206,391,446	25,029,815	(389,186)	-	(5,466,418)	23,380	654,661	226,243,698

Net book value	88,791,120	(350,780)	(326,526)	755,315	(4,764,217)	(33,741)	406,867	84,478,038

Amortization expenses for the years ended 31 December 2024 and 2023 amounting to TL 22,195,230 and TL 25,063,556, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2024 and 2023 are TL 118,947 and TL 33,741, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 3,085,043 for the year ended 31 December 2024 (31 December 2023: TL 2,373,151). Research and development expenses for the years ended 31 December 2024 and 2023 amounting to TL 191,497 and TL 190,994, respectively are recognized in cost of revenue.

The carrying amounts of Turkcell’s 2G, 3G and 4.5G licenses are TL 3,764,773, TL 2,620,164 and TL 16,389,670, respectively (31 December 2023: TL 4,650,619, TL 3,275,205 and TL 20,494,839, respectively).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

14.Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset’s recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2024, and 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As explained at Note 3, the Company classified Ukrainian CGU as held-for-sale as of 31 December 2023. Prior to classification to assets held for sale, the Company performed an assessment and did not identify an indication of impairment for Ukrainian CGU.

15.Investment properties

	31 December	31 December
Cost	2024	2023
Opening balance	1,716,010	1,920,177
Transfer from property, plant and equipment	-	(204,167)
Closing balance	1,716,010	1,716,010

Accumulated depreciation
Opening balance	1,510,465	1,661,616
Transfer from property, plant and equipment	-	(163,899)
Depreciation and impairment charges during the year	18,211	12,748
Closing balance	1,528,676	1,510,465

Net book value	187,334	205,545

Depreciation expenses amounting TL 18,211 for the year ended 31 December 2024 (31 December 2023: TL 12,748) are recognized under cost of revenue.

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

Rent income from investment properties during the year ended 31 December 2024 is TL 6,104 (31 December 2023: TL 34,746). There are no direct operating expenses for investment properties during the year ended 31 December 2024 (31 December 2023: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

15.Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2024 and 2023 are as follows:

31 December 2024	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	195,000	Discounted cash flow
Investment properties in Ankara	-	138,900	-	Market approach
Investment properties in Adana	-	47,000	-	Market approach
Investment properties in Aydın	-	27,000	-	Market approach
Total	-	212,900	195,000

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	236,781	Discounted cash flow
Investment properties in Ankara	-	139,614	-	Market approach
Investment properties in Adana	-	35,373	-	Market approach
Investment properties in Aydın	-	23,101	-	Market approach
Total	-	198,088	236,781

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

16.Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2024 and 31 December 2023 and depreciation and amortization expenses for the years ended 31 December 2024 and 31 December 2023 are as follows:

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2024	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214
Depreciation and amortization charge for the year	(2,370,122)	(586,709)	(1,270,748)	(316,959)	(303,557)	(4,848,095)	(146,913)	(129,730)	(276,643)	(5,124,738)
Balance at 31 December 2024	5,216,199	1,890,705	251,298	1,580,773	488,143	9,427,118	718,028	28,726	746,754	10,173,872

	Tangible						Intangible
			Network			Tangible	Right of		Intangible
	Site Rent	Building	equipment	Vehicles	Other	Total	way	License	Total	Total
Balance at 1 January 2023	6,703,258	1,647,369	327,389	433,893	485,478	9,597,387	520,448	1,510,871	2,031,319	11,628,706
Depreciation and amortization charge for the year	(3,078,463)	(453,882)	(1,454,769)	(257,664)	(400,579)	(5,645,357)	(115,299)	(244,734)	(360,033)	(6,005,390)
Balance at 31 December 2023	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214

As at 31 December 2024, the Company has additions to right-of-use assets amounting to TL 6,841,866 (31 December 2023: TL 5,761,599) and interest expense on lease liabilities amounting to TL 1,146,344 (31 December 2023: TL 1,200,653). Depreciation and amortization expenses amounting to TL 5,124,738 (31 December 2023: TL 6,005,390) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,916,539 TL has been classified as assets held for sale. (Note 3)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

17.Other assets

	31 December	31 December
Other non-current assets	2024	2023
Advances given for property, plant and equipment	5,579,973	4,876,960
Deposits and guarantees given	781,399	865,074
Prepaid expenses	269,916	538,810
VAT receivable	378,752	115,525
Others	207,638	220
	7,217,678	6,396,589

	31 December	31 December
Other current assets	2024	2023
VAT receivable	1,708,430	1,776,387
Prepaid expenses	2,155,974	1,545,878
Prepaid taxes	207,005	567,554
Restricted cash	736,054	1,133,069
Receivables from the Ministry of Transport and Infrastructure of Turkiye	-	109,576
Advances given to suppliers	214,192	144,715
Receivables from tax office	280,645	168,796
Others (*)	804,695	149,818
	6,106,995	5,595,793

(*) The amount of 677,553 TL consists of deferred receivables related to the subsidiaries disposed of, as presented in Note 3

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

18.Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2024 and 2023 are attributable to the following:

	Assets		Liabilities		Net
	2024	2023	2024	2023	2024	2023
Property, plant and equipment and intangible assets	845,181	1,952,945	(10,807,405)	(10,229,249)	(9,962,224)	(8,276,304)
Derivative instruments	38,637	56,026	(448,951)	(891,094)	(410,314)	(835,068)
Reserve for defined benefit plan and provisions	2,194,978	2,041,197	(569)	(42,375)	2,194,409	1,998,822
Tax losses carried forward	1,058,535	2,364,929	-	-	1,058,535	2,364,929
Tax allowances	2,111,083	834,428	-	-	2,111,083	834,428
Other assets and liabilities (*)	3,650,676	2,481,626	(1,354,032)	(239,494)	2,296,644	2,242,132
Deferred tax assets/(liabilities)	9,899,090	9,731,151	(12,610,957)	(11,402,212)	(2,711,867)	(1,671,061)
Offsetting	(7,361,212)	(8,101,477)	7,361,212	8,101,477	-	-
Net deferred tax assets/(liabilities)	2,537,878	1,629,674	(5,249,745)	(3,300,735)	(2,711,867)	(1,671,061)
(*)	Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2024 and 2023 were as follows:

	2024	2023
Opening balance, net	(1,671,061)	(9,036,191)
Income statement charge	(1,563,492)	7,737,186
Tax charge relating to components of other comprehensive income	(644,487)	1,641,006
Transferred to assets held for sale (Note 3)	-	(1,899,846)
Exchange differences	1,167,173	(113,216)
Closing balance, net	(2,711,867)	(1,671,061)

The Group did not recognize deferred income tax assets of TL 2,434,217 (31 December 2023: TL 2,621,286) in respect of tax losses amounting to TL 12,390,777 (31 December 2023: TL 12,320,113) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2025	4,261,550
2026	179,663
2027	2,423,491
2028	633,291
2029	4,237,579
2030	271,319
2031	337,133
Indefinite	46,751
Total	12,390,777

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

19.Trade receivables

	31 December	31 December
	2024	2023
Receivables from subscribers	11,486,814	10,035,178
Undue assigned contracted receivables	1,061,568	902,077
Accounts and notes receivable	3,914,865	4,837,057
	16,463,247	15,774,312

Trade receivables are shown net of provision for impairment amounting to TL 622,519 as at 31 December 2024 (31 December 2023: TL 805,115). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 2,524,051 and TL 1,483,974 at 31 December 2024 and 2023, respectively.

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

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 160,699 (31 December 2023: TL 337,022) is presented under non-current trade receivable amounted to TL 328,034 (31 December 2023: TL 470,476).

20.Receivables from financial services

	31 December	31 December
	2024	2023
Non-current receivables from financial services	367,149	856,960
Current receivables from financial services	7,142,345	8,434,770
	7,509,494	9,291,730

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

21.Contract assets

	31 December	31 December
	2024	2023
Non-current contract assets	165,004	146,228
Current contract assets	5,200,448	4,608,194
	5,365,452	4,754,422

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

22.Inventories

As of 31 December 2024, inventories amounting to TL 674,611 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2023: TL 780,377).

23.Cash and cash equivalents

	31 December	31 December
	2024	2023
Cash in hand	496	483
Banks	63,671,048	72,225,583
- Demand deposits	4,606,177	6,086,541
- Time deposits	46,690,906	66,139,042
- Receivables from reverse repo	12,373,965	-
Impairment loss provision	(9,790)	(67,410)
Other (*)	5,272,579	-
	68,934,333	72,158,656

(*) It consists of US Treasury Bills with a maturity on 16 January 2025 and 23 January 2025.

As of 31 December 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 47.4%, 2.7%, 2.7% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively.

As of 31 December 2024, average maturity of time deposits is 35 days (31 December 2023: 39 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%. As of 31 December 2024, maturity of receivables from reverse repo is 3 January 2025.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December	31 December
	2024	2023
Cash and cash equivalents	68,934,333	72,158,656
Interest accrual of cash and cash equivalents	(280,270)	(247,298)
Asset held for sale (Note 3)	-	5,800,335
Total	68,654,063	77,711,693

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.Financial assets

The details of financial assets as of 31 December 2024 and 2023 are as follows:

	31 December 2024		31 December 2023
	Non-		Non-
	current	Current	current	Current
Amortized cost	-	1,065,899	-	-
- Time deposits with maturity of more than three months	-	1,065,899	-	-
Fair value through profit or loss	5,961,731	3,573,688	781,797	12,806,149
- Currency protected time deposits (*)	-	3,573,688	-	12,806,149
- Investment funds (**)	5,961,731	-	781,797	-
Fair value through other comprehensive income	11,852,172	2,241,429	153,075	-
- Listed debt securities (***)	11,852,172	2,241,429	153,075	-
	17,813,903	6,881,016	934,872	12,806,149
(*)

In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks’ balance sheets, the foreign currency protected deposit and participation account (“CPTD”) scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye (“MoTF”). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 68,474 and EUR 15,000 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(**) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 December	31 December	Fair value
	2024	2023	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	14,093,601	153,075	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	5,427,500	118,840	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	3,573,688	12,806,149	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	534,231	662,957	Level 3	Pricing models based on discounted cash flow
	23,629,020	13,741,021

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.Financial assets (continued)

The movement of the financial assets which is shown in Level 3 are as follows:

	2024	2023
Opening balance	662,957	567,730
Addition	153,467	27,058
Disposal	(137,288)	-
Remeasurement recognised in profit or loss	(144,905)	68,169
Closing balance	534,231	662,957

As of 31 December 2024, and 2023, the notional and fair value amounts of listed debt securities are as follows:

31 December 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	135,000	4,712,855	15 May 2034
USD	54,500	2,109,168	16 October 2028
TRY	988,000	1,108,232	12 August 2026
TRY	1,001,000	1,066,790	12 September 2029
EUR	24,500	985,303	21 May 2030
USD	22,500	852,843	12 November 2026
USD	20,000	723,456	23 January 2025
USD	15,000	565,800	1 October 2025
USD	13,000	468,617	12 December 2025
USD	11,500	426,300	5 October 2034
USD	11,000	416,006	16 January 2029
USD	10,000	354,485	3 December 2025
USD	4,500	174,675	19 October 2028
USD	3,620	129,071	31 March 2025
Total listed debt securities		14,093,601

31 December 2023
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TRY	73,426	153,075	Indefinite
Total listed debt securities		153,075

As of 31 December 2024, and 2023, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TRY	1,644,192	2,204,151	25 April 2025
TRY	505,259	650,212	26 February 2025
TRY	246,418	318,588	21 February 2025
TRY	155,895	200,435	28 February 2025
TRY	155,646	200,302	27 February 2025
Total currency protected time deposits		3,573,688

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.Financial assets (continued)

31 December 2023
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	1,191,635	2,501,231	22 February 2024
TL	1,071,635	2,486,610	26 February 2024
TL	955,742	1,668,658	27 February 2024
TL	599,368	1,032,389	26 April 2024
TL	972,020	721,410	10 May 2024
TL	207,853	604,290	12 February 2024
TL	700,000	1,123,365	28 February 2024
TL	428,045	684,812	31 July 2024
TL	269,857	470,494	16 August 2024
TL	274,462	467,039	28 August 2024
TL	229,780	365,499	2 October 2024
TL	140,639	245,793	1 April 2024
TL	94,501	217,423	15 April 2024
TL	94,501	217,136	24 October 2024
Total currency protected time deposits		12,806,149

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2024	2023
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	100,930	215,993
Related to financial assets, tax effect	(25,233)	(7,961)
	75,697	208,032

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

25.Equity

Share capital

As at 31 December 2024, share capital represents 2,200,000,000 (31 December 2023: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2024		31 December 2023
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		2,200,000		2,200,000

Inflation adjustment to share capital		44,484,221		44,484,221
Inflation adjusted capital		46,684,221		46,684,221

As at 31 December 2024, total number of shares pledged as security is 995,509 (2023: 995,509).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

25.Equity (continued)

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”).

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital. The

Treasury shares

In 2024, in accordance with the Board of Directors’ share buy - back decisions on 27 July 2016 and the following dates, the Company purchased a total of 1,398 shares at a price level of TRY 98.05 per share on 5 August 2024 and a total of 3,000,000 shares at an average price level of TRY 99.87 per share on 21 August 2024 Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends Turkcell:

At the general assembly held on May 2, 2024, it was decided that a portion of the Company’s distributable profit for the period ending 31 December 2024, amounting to a gross nominal 6,276,998 TL, would be distributed to shareholders in cash as a gross 2.8532 TL per share with a nominal value of 1 TL, on 5 December 2024. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2024, is 7,384,360 TL.

26.Earnings per share

	31 December	31 December	31 December
	2024	2023	2022
Numerator:
Profit attributable to owners of the Company	23,523,425	18,125,305	9,933,888
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	10.79	8.31	4.55

Numerator:
Profit from continuing operations attributable to owners of the Company	11,095,462	15,281,512	8,717,685
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	5.09	7.00	3.99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

26.Earnings per share (continued)

	2024	2023	2022
Numerator:
Profit from discontinuing operations attributable to owners of the Company	12,427,963	2,843,793	1,216,203
Denominator:
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	5.70	1.30	0.56
(*)	Refer to Note 25 - Treasury shares

27.Other non-current liabilities

	31 December	31 December
	2024	2023
Liabilities to BeST investment agreement	1,304,706	1,482,852
Deferred revenue	212,698	124,759
	1,517,404	1,607,611
(*)

The transfer of ownership of BeST’s 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 3,522,330 as of 31 December 2024) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027-2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

28.Loans and borrowings

	31 December	31 December
Long-term borrowings	2024	2023
Unsecured bank loans	25,595,454	36,809,354
Secured bank loans	6,600,324	5,703,670
Lease liabilities	3,777,631	2,390,599
Debt securities issued	16,461,755	38,759,036
	52,435,164	83,662,659

	31 December	31 December
Short-term borrowings	2024	2023
Unsecured bank loans	28,982,083	28,254,091
Secured bank loans	1,222,252	1,117,148
Lease liabilities	1,044,893	1,114,322
Debt securities issued	20,655,867	7,251,528
	51,905,095	37,737,089

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

28.Loans and borrowings (continued)

The Company has obtained approval from CMB on 28 June 2024 for issuance of debt securities to 8,000,000 TL, the Company has issued debt securities up on 10 October 2024, amounting 1,870,000 TL with the maturity of 30 January 2025.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of sukuk up to 3,000,000 TL. In the fourth quarter of 2024, two lease certificates, each worth TL 300,000, were issued in November and December 2024, with maturities in April and May 2025, respectively.

Turkcell Finansman A.Ş. has redeemed corporate bonds on 11 November 2024, with a nominal value of TRY 160,300. The Company’s issuance limit amounting to TRY 1,000,000, which was obtained for one year on 1 December 2023, has expired and no new issuance limit application has been made as of 31 December 2024.

Turkcell Ödeme obtained approval from CMB on 21 November 2024 for the issuance of sukuk up to TL 1,500,000. During December 2024, Turkcell Ödeme issued several sukuks, each with in 2025 maturity for a total amount of TL 300,000. As of 31 December 2024, the outstanding issuance limit is TL 300,000.

Terms and conditions of outstanding loans are as follows:

			31 December 2024			31 December 2023
		Interest	Payment	Nominal	Carrying	Payment	Nominal	Carrying
	Currency	rate type	period	interest rate	amount	period	interest rate	amount
Unsecured Bank Loans	EUR	Floating	2025-2030	Euribor+2%-Euribor+4.0%	31,951,968	2024-2028	Euribor+2.0%-Euribor+4.0%	37,272,708
Unsecured Bank Loans	TRY	Fixed	2025-2027	24.4%-67.3%	14,419,059	2024-2025	11.5%-58.9%	17,241,862
Unsecured Bank Loans	USD	Floating	2026-2029	Sofr+ 2.2%	5,111,643	2024-2028	Sofr 2.2%	6,472,710
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.2%-5.5%	2,570,134	2024-2028	5.2%-5.5%	3,265,249
Unsecured Bank Loans	EUR	Fixed	2025	5.0%	370,134	2024	6.0%	498,729
Unsecured Bank Loans	USD	Fixed	2026	2.56%	154,599	2024-2026	2.6%	289,293
Unsecured Bank Loans	BYR	Fixed	-	-	-	2024	14%	22,894
Secured bank loans	USD	Fixed	2029-2033	1.5%-3.8%	4,142,583	2024-2033	1.5%-3.8%	5,591,030
Secured bank loans	USD	Floating	2026-2028	Sofr+0.6% & Sofr+1.6%	788,460	2024-2028	Sofr+0.6% & Libor+1.6%	1,229,788
Secured bank loans	EUR	Floating	2036	Euribor+0.7%	1,125,022	-	-	-
Secured bank loans	CNY	Fixed	2034	4.0%	1,766,511	-	-	-
Debt securities issued	USD	Fixed	2025-2028	5.8%	34,114,065	2024-2028	5.8%	41,047,910
Debt securities issued	TRY	Fixed	2025	42.0%-49.5%	3,003,557	2024	29.5%-45.0%	4,962,654
Lease liabilities	TRY	Fixed	2025-2069	7.5%-62.3%	3,959,814	2024-2057	9.8%-45.0%	2,266,451
Lease liabilities	GBP	Fixed	2025	2.7%-5.9%	61	-	-	-
Lease liabilities	EUR	Fixed	2025-2034	2.9%-10.3%	350,365	2024-2034	1.0%-11.0%	588,931
Lease liabilities	BYN	Fixed	2025-2037	10.8%-20.0%	464,845	2024-2037	10.8%-20.0%	599,980
Lease liabilities	USD	Fixed	2025-2037	4.0%-11.6%	47,439	2024-2052	3.9%-11.6%	49,559
					104,340,259			121,399,748

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

29.Employee benefits

	31 December	31 December
	2024	2023
Retirement pay liability provision	2,402,432	2,432,042
Unused vacation provision	629,646	531,080
	3,032,078	2,963,122

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2024	2023
Balance at 1 January	2,432,042	3,784,363
Service cost	493,885	511,033
Past service cost	-	3,354
Remeasurements	176,940	216,218
Interest expense	532,145	235,215
Benefit payments	(408,583)	(814,327)
Inflation adjustment	(823,997)	(1,503,814)
Balance at 31 December	2,402,432	2,432,042

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2024	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.2)%	17.2%	6.6%	(22.7)%
Impact on provision for defined benefit plans	(341,145)	412,978	158,561	(545,352)

31 December 2023	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1)%	17.0%	17.2%	(14.4)%
Impact on provision for defined benefit plans	(342,918)	413,204	419,284	(350,214)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

29.Employee benefits (continued)

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 95,366 and TL 109,007 in relation to the defined contribution retirement plan for the years ended 31 December 2024 and 2023 respectively.

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

As of 31 December 2024, the Group recognized expenses of TL 1,388,603 regarding this plan (31 December 2023: TL 290,398)

30.Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2024 and 2023. The amount of deferred revenue is TL 507,561 and TL 358,064 as at 31 December 2024 and 2023, respectively.

31.Contract liabilities

	31 December	31 December
	2024	2023
Long-term contract liabilities	2,152,853	1,723,399
Short-term contract liabilities	1,522,500	1,894,999
	3,675,353	3,618,398

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,894,999 (2023: TL 2,023,712).

The following table shows unsatisfied performance obligation result as of 31 December 2024;

	31 December	31 December
	2024	2023
Telecommunications service	2,338,217	3,032,965
Equipment revenues	1,453,999	1,348,376
	3,792,216	4,381,341

Management expects that 49% of the transaction price allocated to the unsatisfied contracts as of 31 December 2024 will be recognized as revenue during 2025. The remaining 51% will be recognized in next years.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

32.Provisions

Non-current provisions:

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2024	159,679	1,831,932	1,991,611
Provisions recognized	223,229	19,131	242,360
Payments	-	(26,535)	(26,535)
Unwinding of discount	-	281,789	281,789
Transfers to current provisions	(83,117)	-	(83,117)
Remeasurements	-	176,581	176,581
Effect of changes in exchange rates	-	19,715	19,715
Inflation adjustment	(66,019)	(617,610)	(683,629)
Balance at 31 December 2024	233,772	1,685,003	1,918,775

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2023	113,460	2,191,118	2,304,578
Provisions recognized	179,870	104,757	284,627
Payments	-	(32,674)	(32,674)
Unwinding of discount	-	160,070	160,070
Transfers to current provisions	(66,452)	-	(66,452)
Remeasurements	-	394,089	394,089
Transfers to asset held for sale		(294,614)	(294,614)
Effect of changes in exchange rates	-	295,301	295,301
Inflation adjustment	(67,199)	(986,115)	(1,053,314)
Balance at 31 December 2023	159,679	1,831,932	1,991,611

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

32.Provisions (continued)

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2024	649,603	2,202,662	2,852,265
Provisions recognized	(29,560)	5,546,720	5,517,160
Payments	(198,164)	(2,364,447)	(2,562,611)
Transfers from non-current provisions	83,117	-	83,117
Effect of changes in exchange rates	-	4,362	4,362
Inflation adjustment	(182,192)	(1,061,743)	(1,243,935)
Balance at 31 December 2024	322,804	4,327,554	4,650,358

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2023	75,821	1,717,983	1,793,804
Provisions recognized	739,276	3,836,212	4,575,488
Payments	(34,060)	(2,140,239)	(2,174,299)
Transfers from non-current provisions	66,452	-	66,452
Transfers to asset held for sale	(14,460)	(253,298)	(267,758)
Effect of changes in exchange rates	131	55,261	55,392
Inflation adjustment	(183,557)	(1,013,257)	(1,196,814)
Balance at 31 December 2023	649,603	2,202,662	2,852,265
(*)	Includes share-based payment (Note 29).
(**)	Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

33.Trade and other payables

	31 December	31 December
Short-term trade and other payables	2024	2023
Payables to suppliers	20,358,995	18,300,375
Taxes payable	4,051,266	3,942,708
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	2,878,900	2,541,937
Accrued selling and marketing expenses	394,087	240,822
Payables related with donation	3,145	2,526,628
Others	1,986,021	2,198,541
	29,672,414	29,751,011

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34.Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2024 and 2023 are attributable to the following:

	31 December 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,964,325	501,322	877,115	453,068
Derivatives used for hedge accounting	-	-	1,884,713	70,181
	1,964,325	501,322	2,761,828	523,249

At 31 December 2024, short-term derivative assets of TL 2,043,112 also include a net accrued interest income of TL 78,787 and the short-term derivative liabilities of TL 495,467 also includes a net accrued interest expense of TL 5,855.

At 31 December 2023, the short-term derivative assets of TL 2,952,207 also include a net accrued interest income of TL 190,379 and the short-term derivative liabilities of TL 511,635 also includes a net accrued interest expense of TL 11,614.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2024 and 2023 are as follows:

	31 December 2024		31 December 2023
							Change in	Change in
							intrinsic value	intrinsic value
							of outstanding	of outstanding
	Notional		Notional				hedging	hedging
	value		value				instruments	instruments
	in original		in original			Hedge	since 1 January	since 1 January
Currency	currency	Fair value	currency	Fair value	Maturity date	ratio	2024	2023
Participating cross currency swap contracts
EUR Contracts	-	-	167,000	374,358	October 2025	01:01	-	(6,087)
EUR Contracts	-	-	38,057	35,393	April 2026	01:01	-	(277)
USD Contracts	-	-	124,186	818,486	April 2026	01:01	-	(970)
Cross currency swap contracts
RMB Contracts	-	-	81,162	447,275	April 2026	01:01	-	190,846
Interest rate swap contracts
USD Contracts	-	-	90,135	139,020	April 2026	01:01	-	-
Derivatives used for hedge accounting		-		1,814,532

EUR 120,440 (2023: EUR 191,036) participating cross currency swap contracts includes TL 415,930 (2023: TL 1,438,151) guarantees after the CSA agreement.

As a result of the recent changes in the market due macroeconomic measures, the hedge accounting designated by the Company within the scope of its risk management has been ceased as of 1 July 2024 because the economic relationship between the hedged item and the hedging instrument no longer exists.

With the discontinuation of cash flow hedge accounting for certain instruments, the nominal amounts related to changes in the time value of options held in the funds immediately transferred to the profit and loss accounts, while the nominal amounts related to cash flow hedge losses or gains held in the fund will be reflected in the profit or loss statement in future periods using the amortization method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2024 and 2023 are as follows:

	31 December 2024			31 December 2023
	Notional			Notional
	value in			value in
	original	Fair		original
Currency	currency	value	Maturity	currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	4,000	113,643	November 2025	8,000	267,255	November 2025
RMB Contracts	67,141	273,946	April 2026	19,425	102,561	April 2026
Currency forward contracts
USD Contracts	405,000	(61,287)	January-December 2025	334,900	(178,088)	March 2024
EUR Contracts	20,000	(796)	November 2025	10,000	(28,740)	January 2024
FX swap contracts
RMB Contracts	290,949	26,277	February 2025	-	-	-
EUR Contracts	10,103	(9,598)	January 2025	-	-	-
USD Contracts	-	-	-	353,972	(214,564)	February 2024
Participating cross currency swap contracts
USD Contracts	91,894	484,368	November 2025 -April 2026	18,000	104,680	November 2025
EUR Contracts	156,539	563,282	October 2025 - April 2026	40,060	362,496	April 2026
Interest rate swap contracts
USD Contracts	108,911	73,168	April 2026- April 2033	64,655	34,234	April 2026
TL Contracts	-	-	-	600,000	(25,787)	Octomber 2026
Derivatives held for trading		1,463,003			424,047

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2024. (31 December 2023: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2024 and 2023 are stated below, and participating cross currency swap contracts are transferred to Level 2 from Level 3 as of 31 December 2023.

	31 December	31 December
	2024	2023
Opening balance	-	2,727,971
Cash flow effect	-	(3,185,616)
Total gain/loss:	-	-
Gains recognized in profit or loss	-	3,285,098
Inflation adjustments	-	(1,132,040)
Transfer to Level 2	-	(1,695,413)
Closing balance	-	-

The Group transferred participating cross currency swap contracts from Level 3 to Level 2 hierarchy because the use of bid prices in the bid-ask price ranges in valuation are not considered significant unobservable input anymore, based on market data. As a policy, the Group makes transfers between fair value hierarchy levels at the end of the reporting period.

As of 31 December 2024, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

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

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 344,829 as collateral (31 December 2024: TL 12,670,017) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 333,509 as collateral to the bank (31 December 2024: TL 12,254,088) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 415,929 (31 December 2023: TL 1,441,934) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2024, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,273,548 (31 December 2023: TL 4,144,206), TL 309,975 (31 December 2023: TL 261,701) and TL 52,321,024 (31 December 2023: TL 43,849,703) respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

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

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 6,582 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2024.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 59,086 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after - tax foreign exchange loss recognized under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2024 in the scope of net investment hedge amounted to TL 1,224,035 (2023: TL (1,676,558))

Interest rate risk

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

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
31 December 2024	increase	decrease	increase	decrease
Participating cross currency swap contracts	-	-	-	-
Cross currency swap contracts	-	-	-	-
Cash Flow sensitivity (net)	-	-	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34.Derivative financial instruments (continued)

Cash flow sensitivity analysis for variable-rate instruments (continued)

	Profit or Loss		Equity, net of tax
	100 bp	100 bp	100 bp	100 bp
31 December 2023	increase	decrease	increase	decrease
Participating cross currency swap contracts	(74,274)	18,587	802,499	826,454
Cross currency swap contracts	199,299	186,282	(11,074)	(12,539)
Cash Flow sensitivity (net)	125,025	204,869	791,425	813,915

35.Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		31 December	31 December
	Notes	2024	2023
Trade receivables	19	16,791,281	16,244,788
Contract assets	21	5,365,452	4,754,422
Receivables from financial services	20	7,509,494	9,291,730
Cash and cash equivalents (*)	23	68,933,837	72,158,173
Derivative financial instruments	34	2,043,112	2,952,207
Other current & non-current assets (**)	17	1,574,144	1,032,929
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through profit or loss	24	9,535,419	13,587,946
Financial assets at fair value through other comprehensive income	24	14,093,601	153,075
Due from related parties		246,529	247,426
		127,158,768	120,422,696
(*)	Cash in hand is excluded from cash and cash equivalents.
(**)	Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2024 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	110,985,804	1,545,456	315,159	200,441	163,139	278,217	1,065,717	265,058	123,443	114,942,434
Loss Allowance	128,504	39,809	12,336	9,641	12,499	11,917	210,105	182,562	51,239	658,612
(*)	Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2024, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 97,242,368. TL and out of this total balance TL 97,084,546 is included within “not due” column with a total loss allowance of TL 9,790. Total overdue balance associated with these assets amounts to TL 157,821. Remaining balances represents trade receivables.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2024	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	5,370,915	-	-	-	-	-	-	-	-	5,370,915
Loss Allowance	5,463	-	-	-	-	-	-	-	-	5,463

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
services at 31 December 2024 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	5,810,498	1,150,837	306,997	150,378	73,566	29,922	140,447	1,542	6,798	7,670,985
Loss Allowance	11,894	3,230	1,016	2,003	30,093	17,036	87,730	1,547	6,942	161,491

(**) Other Assets includes receivables from financial services,

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2023 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	103,420,211	1,205,275	280,259	187,635	135,722	125,027	1,240,427	423,662	232,141	107,250,359
Loss Allowance	115,419	20,825	12,907	9,545	9,802	10,531	265,920	301,470	127,397	873,816

(*)  Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality: (continued)

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2023	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	4,759,315	-	-	-	-	-	-	-	-	4,759,315
Loss Allowance	4,893	-	-	-	-	-	-	-	-	4,893

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial services at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2023 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	8,473,931	651,486	120,539	30,901	37,716	13,186	164,149	2,989	9,000	9,503,897
Loss Allowance	48,342	5,023	1,862	2,153	14,893	6,816	121,101	2,979	8,998	212,167

(**) Other Assets includes receivables from financial services.

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2024
	Contract	Trade Receivable &
	Assets	Other Assets
Opening balance	4,893	873,816
Provision for impairment recognized during the year	2,359	1,244,121
Amounts collected	-	(434,224)
Transfer to asset held for sale	-	-
Receivables written off during the year as uncollectible	-	(764,786)
Effect of changes in exchange rates	-	15,617
Inflation adjustment	(1,789)	(275,932)
Closing balance	5,463	658,612

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Impairment losses (continued)

	31 December 2023
	Contract	Trade Receivable &
	Assets	Other Assets
Opening balance	17,476	1,574,960
Provision for impairment recognized during the year	(7,135)	1,724,550
Amounts collected	-	(421,358)
Receivables written off during the year as uncollectible	-	(1,374,926)
Transfer to asset held for sale	-	(128,858)
Effect of changes in exchange rates	-	130,225
Inflation adjustment	(5,448)	(630,777)
Closing balance	4,893	873,816

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December	31 December
	2024	2023
Opening balance	212,167	213,910
Provision for impairment recognized during the year	413,530	233,277
Amounts collected	(211,129)	(120,687)
Receivables transferred with receivables transfer contract (*)	(185,863)	(9,753)
Inflation adjustment	(67,214)	(104,580)
Closing balance	161,491	212,167
(*)

Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman initiated legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2024							31 December 2023
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	Months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	7,822,576	(9,525,187)	(631,143)	(616,730)	(1,209,845)	(3,293,947)	(3,773,522)	6,820,818	(9,006,197)	(1,656,178)	(630,472)	(1,230,874)	(3,401,684)	(2,086,989)
Unsecured bank loans	54,577,537	(60,072,310)	(21,423,967)	(9,172,079)	(11,050,680)	(17,781,180)	(644,404)	65,063,445	(71,879,595)	(19,842,525)	(10,659,577)	(16,613,808)	(24,763,685)	-
Debt securities issued	37,117,622	(42,058,710)	(4,644,736)	(17,490,618)	(1,009,218)	(18,914,138)	-	46,010,564	(53,874,373)	(6,365,080)	(1,181,693)	(22,286,903)	(24,040,697)	-
Lease liabilities	4,822,524	(8,472,645)	(1,324,092)	(1,103,511)	(2,074,779)	(2,910,862)	(1,059,401)	3,504,921	(6,101,031)	(966,971)	(785,877)	(1,000,757)	(1,865,739)	(1,481,687)
Trade and other payables (*)	20,527,814	(20,527,814)	(20,256,183)	-	-	-	(271,632)	19,903,990	(19,903,990)	(19,695,803)	-	-	-	(208,187)
Due to related parties	960,149	(960,149)	(950,321)	(9,574)	-	(253)	-	852,969	(852,969)	(797,619)	-	(55,350)	-	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,304,706	(3,522,330)	-	-	-	(173,859)	(3,348,471)	1,482,853	(4,271,293)	-	-	(21,042)	(415,285)	(3,834,966)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	495,467	(367,296)	47,738	(74,258)	(96,862)	(243,914)	-	511,635	(260,155)	423,229	(78,276)	(231,535)	(373,573)	-
Buy	-	(4,547,999)	(2,917,288)	(185,693)	(182,674)	(1,262,344)	-	-	(35,198,892)	(32,233,094)	(276,745)	(507,968)	(2,181,085)	-
Sell	-	4,180,703	2,965,026	111,435	85,812	1,018,430	-	-	34,938,737	32,656,323	198,469	276,433	1,807,512	-
TOTAL	127,628,395	(145,506,441)	(49,182,704)	(28,466,770)	(15,441,384)	(43,318,153)	(9,097,430)	144,151,195	(166,149,603)	(48,900,947)	(13,335,895)	(41,440,269)	(54,860,663)	(7,611,829)
(*)	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	499,408	213,954
Foreign currency denominated liabilities
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	(1,012,511)	(1,161,067)

Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	276,585	(409,681)	(589,023)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk (continued)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, UAH, BYN, EUR against the following currencies as at 31 December 2024 and 31 December 2023 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2024
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	974,224	(974,224)	-	-
2- Hedged portion of USD risk (-)	-	-	(23,185)	23,185
3- USD net effect (1+2)	974,224	(974,224)	(23,185)	23,185

4- EUR net asset/liability	(1,505,287)	1,505,287	-	-
5- Hedged portion of EUR risk (-)	-	-	(217,098)	217,098
6- EUR net effect (4+5)	(1,505,287)	1,505,287	(217,098)	217,098

7- Other foreign currency net asset/liability (RMB)	(282,643)	282,643	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(282,643)	282,643	-	-
Total (3+6+9)	(813,706)	813,706	(240,283)	240,283

31 December 2023
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	913,412	(913,412)	-	-
2- Hedged portion of USD risk (-)	-	-	(42,915)	42,915
3- USD net effect (1+2)	913,412	(913,412)	(42,915)	42,915

4- EUR net asset/liability	(883,116)	883,116	-	-
5- Hedged portion of EUR risk (-)	-	-	(46,476)	46,476
6- EUR net effect (4+5)	(883,116)	883,116	(46,476)	46,476

7- Other foreign currency net asset/liability (RMB)	(306,223)	306,223	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,132	(2,132)
9- Other foreign currency net effect (7+8)	(306,223)	306,223	2,132	(2,132)
Total (3+6+9)	(275,927)	275,927	(87,259)	87,259

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Interest rate risk

As at 31 December 2024 and 2023 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2024		31 December 2023
		Effective		Effective
		Interest	Carrying	interest	Carrying
	Note	Rate	Amount	Rate	Amount
Variable rate instruments
USD floating rate loans	28	5.8%	(5,900,103)	3.9%	(7,702,498)
EUR floating rate loans	28	4.5%	(33,076,990)	2.1%	(37,272,708)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2024 and 2023:

	Profit or loss		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2024
Variable rate instruments (financial liability)	1,418,256	(1,418,256)	-	-
Cash flow sensitivity (net)	1,418,256	(1,418,256)	-	-
31 December 2023
Variable rate instruments (financial liability)	(2,720,152)	2,720,152	-	-
Cash flow sensitivity (net)	(2,720,152)	2,720,152	-	-

Fair value

As of 31 December 2024, and 2023, the Group’s does not have financial assets or financial liabilities that are measured at fair value using unobservable inputs within level 3.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying	Fair
	amount	value
As at 31 December 2024:
Bank loans	8,890,170	8,882,444
Debt securities	34,114,065	33,913,271

	Carrying	Fair
	amount	value
As at 31 December 2023:
Bank loans	9,251,180	9,037,496
Debt securities	41,047,910	40,179,080

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

36.Guarantees and purchase obligations

At 31 December 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,282,294 (31 December 2023: TL 7,305,345). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 20,511,888 at 31 December 2024 (31 December 2023: TL 25,830,970).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2024, the remaining investment commitment is amounting to USD 76,997 (TL equivalent of 2,712,095).

37.Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has been rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of TL 91,942 in June 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and TL 130,000 was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The case file is currently undergoing expert examination. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman’s agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman’s agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the consolidated financial statements dated 31 December 2024 and will be remitted subsequent to the notification of the reasoned decision.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on 18 May 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (1March 2019-30 April 2021 Period). The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (1 May 2021-30 September 2022 Period) has been initiated for our Turkcell.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation (continued)

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision “national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.”. The Company’s written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

Investigation of Violation of the Board Decision (412 SKK-Netgsm)

An investigation was initiated against the Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm’s subscribers who want to receive services from the Company’s network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, the Company’s written explanations regarding the violation were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412, and no decision has been made yet.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b)Investigation of compliance with the obligation regarding mobile service quality notifications,

c)Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d)Investigation of compliance with the legislation regarding subscription termination processes,

e)Investigation of compliance with Network and Information Security regulations in the Electronic Communications Sector

f)Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines is TL 30,515.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Other Investigations Conducted by ICTA (continued)

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a)Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b)Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 249,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2024 (31 December 2023: TL 379,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management’s best estimate; however, the results of these proceedings may differ from the Group’s assessments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.Related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2024 and 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December	31 December
	2024	2023
Short-term benefits	338,944	529,358
Long-term benefits	371	3,529
Termination benefits	664	986
Share based payments	365,860	42,097
	705,839	575,970

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

The following transactions occurred with related parties:

	31 December	31 December
Revenue from related parties	2024	2023
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,116,059	1,559,659
Türk Hava Yolları A.S. (“THY”) (*)	429,967	433,375
Enerji Piyasaları İşletme A.S. (“EPIAS”)(*)	371,836	378,272
Gunes Express Havacilik A.S. (“Sun Express”) (*)	251,654	224,997
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	199,168	1,066,995
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”)(*)	169,652	113,441
Turk Telekomunikasyon A.S. (“TT”)(*)	135,516	171,596
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)(*)	81,041	510,470
TOGG	77,976	22,525
Turkiye Hayat ve Emeklilik A.S.(*)	77,122	44,401
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	43,518	37,328
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	39,454	105,835
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	23,509	117,975
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”)(*)	10,996	107,139
BIST (*)	7,277	24,270
Other	76,627	48,124
	3,111,372	4,966,402

	31 December	31 December
Related party expenses	2024	2023
Türk Telekomünikasyon A.S (*)	2,083,003	2,026,342
TT Mobil (*)	1,079,552	1,661,860
EPIAS (*)	756,455	1,145,205
Istanbul Takas ve Saklama Bankasi A.S. (“Takasbank”) (*)	551,925	549,566
PTT (*)	132,375	103,921
Boru Hatları ile Petrol Tasıma A.S. (“BOTAS”) (*)	87,634	83,949
Turksat (*)	66,682	103,293
Others	1,288,981	569,791
	6,046,607	6,243,927
(*)	Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2024 and 2023 are as follows:

	31 December	31 December
	2024	2023
Banks - Time deposits	25,646,258	45,290,997
Banks - Demand deposits	811,532	1,040,412
Currency protected time deposit	3,132,293	8,913,765
Receivables from reverse repo	1,695,149	-
Bank borrowings	(9,652,466)	(10,199,160)
Debt securities issued	(925,603)	(1,381,581)
Lease liabilities	(111,972)	(210,834)
Impairment loss provision	(3,721)	(46,032)
	20,591,470	43,407,567

As of 31 December 2024, the amounts of letters of guarantee given to the related parties is TL 585,510 (31 December 2023:TL 481,654).

Details of the time deposits at related parties as of 31 December 2024 and 2023 are as follows:

	31 December	31 December
	2024	2023
Ziraat Bankasi	6,312,053	11,665,907
Halkbank	6,367,808	16,374,759
Vakifbank	8,757,588	12,524,783
Ziraat Katilim Bankasi A.S.	4,208,809	4,725,548
	25,646,258	45,290,997

Details of the time deposits at related parties

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2024
233,940	USD	2.1%	January 2025	8,241,594
196,070	EUR	2.3%	January 2025	7,210,579
9,828,355	TL	47.4%	January - May 2025	10,194,085
				25,646,258

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2023
342,372	USD	4.4%	January - February 2024	14,569,081
455,757	EUR	3.7%	January - February 2024	21,482,276
6,376,563	TL	40.7%	January 2024	9,239,640
				45,290,997

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

Details of the bank borrowings at related parties

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2024
7,297,000	TL	44.0% - 56.0%	January - June 2025	8,663,215
680,000	TL	47.1% - 47.6%	January 2025	682,648
285,000	TL	53.1% - 58.0%	January 2025 - August 2027	294,044
11,981	TL	28.8% - 29.3%	April 2025	12,559
				9,652,466

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	7,167,928
553,450	TL	19.8% - 55.2%	January - September 2024	801,896
1,349,880	TL	41.7% - 42.3%	January 2024	1,958,601
72,206	TL	28.8% - 49.8%	August 2024 - April 2025	111,574
104,860	TL	34.8%	February 2024	159,161
				10,199,160

Details of the debt securities issued at related parties

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2024
900,000	TL	42.0% - 44.5%	March - May 2025	925,603
				925,603

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2023
900,000	TL	39.0% - 44.5%	January 2024 - March 2024	1,381,581
				1,381,581

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel (continued)

Details of the lease liabilities at related parties

			31 December
Currency	Effective Interest Rate	Payment Period	2024
TL	12.5% - 62.0%	2024 - 2033	111,972
			111,972

			31 December
Currency	Effective Interest Rate	Payment Period	2023
EUR	0.3% -% 3.7%	2023 - 2025	88,435
TL	12.5% - 55.25%	2023 - 2036	122,399
			210,834

Interest income from related parties:

	31 December	31 December	31 December
	2024	2023	2022
Vakifbank	3,703,418	3,080,795	1,192,791
Ziraat Bankasi	1,094,589	485,791	505,431
Halkbank	884,857	708,380	447,613
Ziraat Katilim	135,267	204,458	86,230
Other	32,824	419	118
	5,850,955	4,479,843	2,232,183

Interest expense to related parties:

	31 December	31 December	31 December
	2024	2023	2022
Vakifbank	1,843,714	930,256	741,697
Ziraat Bankasi	92,767	232,383	160,395
Halk Varlık Kiralama A.S. (“Halk Varlık Kiralama”)	327,904	384,601	143,660
Halkbank	17,586	20,776	5,537
Other	4,929	12,941	2,663
	2,286,900	1,580,957	1,053,952

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

39.Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2024 and 31 December 2023 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Dijital Egitim (**)	Türkiye	Dijital educations	100	51
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
UkrTower (*)	Ukraine	Telecommunications infrastructure business	-	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
East Asia	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Global LLC (*)	Ukraine	Customer relations management	-	100
Rehberlik	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Lifecell (*)	Ukraine	Telecommunications	-	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
W3	Türkiye	Information technology	-	100
Sofra (***)	Türkiye	Meal coupons and cards	100	66
Artel (*****)	Türkiye	Data processing	100	-
Ultia	Türkiye	Information technology	100	100
TDC (****)	Türkiye	Data processing	100	-
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

(*) UkrTower, Global LLC and Lifecell have been sold on 9 September 2024.

(**) The registration regarding the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş. (“Dijital Eğitim”) was completed on 2 August 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

39.Subsidiaries (continued)

(***) On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group.

(****) TDC Veri Hizmetleri A.Ş was established on 11 July 2024.

(*****) Artel Bilişim Servisleri A.Ş was established on 16 August 2024.

			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

40.Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December	31 December
a) Joint Ventures	2024	2023
Sofra	-	17,826
b) Associates
TOGG	5,294,025	8,456,656

The movement of investments accounted for using the equity method is as follows:

	31 December	31 December
	2024	2023
Opening balance	8,474,482	5,487,963
Shares of profit / (loss)	(3,162,643)	2,202,029
Transfer from equity pickup to subsidiary	(17,882)	-
Contribution to capital increase	68	784,490
Closing balance	5,294,025	8,474,482

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”), and an interest in an associate, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş(“TOGG”). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group.

On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

41.Cash flow information

Net financial liabilities reconciliation:

	Debt
	securities	Loans and	Lease		Derivative
	issued	Borrowings	liabilities	Total	İnstruments, net	Total
Balance at 1 January 2024	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)
Cash inflows	(14,870,998)	(49,117,214)	-	(63,988,212)	5,417,456	(58,570,756)
Cash outflows	19,756,028	50,156,380	5,024,425	74,936,833	(5,791,757)	69,145,076
Other non-cash movements	(10,856,573)	(15,362,228)	(7,732,764)	(33,951,565)	309,117	(33,642,448)
Inflation adjustment	14,864,485	23,807,212	1,390,736	40,062,433	(827,743)	39,234,690
Balance at 31 December 2024	(37,117,622)	(62,400,113)	(4,822,524)	(104,340,259)	1,547,645	(102,792,614)

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Assets, net	Total
Balance at 1 January 2023	(45,528,562)	(75,321,078)	(7,268,306)	(128,117,946)	4,476,015	(123,641,931)
Cash inflows	(11,296,562)	(90,510,753)	-	(101,807,315)	11,188,868	(90,618,447)
Cash outflows	10,637,336	85,599,452	5,951,279	102,188,067	(6,867,708)	95,320,359
Other non-cash movements	(22,293,415)	(32,720,676)	(8,029,646)	(63,043,737)	(7,643,357)	(70,687,094)
Transfer to asset held for sale	-	3,961,827	2,570,450	6,532,277	-	6,532,277
Inflation adjustment	22,470,639	37,106,965	3,271,302	62,848,906	1,286,754	64,135,660
Balance at 31 December 2023	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

42.Subsequent events

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500 million, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The sustainable bond is listed on the Irish Stock Exchange (Euronext Dublin).

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500 million, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The bond is listed on the Irish Stock Exchange (Euronext Dublin).

Within the scope of the issue limit of TRY 8 billion approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 9 May 2025, an annual simple interest of 43.50% with a nominal amount of TRY 2 billion to qualified investors within Türkiye, without a public placement was completed, and the securities transferred to the investor accounts on 30 January 2025.

The capital of the Company’s subsidiary, CJSC Belarusian Telecommunications Network (“BeST”), has been increased by BYN 40,906 from BYN 1,322,960 to BYN 1,363,866. The Company’s pre-emption rights with respect to the capital increase have been fully paid.

On 25 March 2025, our Board of Directors resolved to propose, for approval at the 2024 General Assembly planned for 15 May 2025, the distribution of a gross dividend of TRY 8,000.0 million, corresponding to TRY 3.6363636 per share. The proposed distribution is planned to be made in two equal installments on 20 June 2025 and 26 December 2025, subject to the General Assembly’s approval.

The ‘Company Share Buyback Program’ for approval at the 2024 Ordinary General Assembly, scheduled for 15 May 2025. The program includes a buyback limit of up to TRY 8,500 million.