Form 20-F
period 2025-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2026-04-17
CIK 1071321

As filed with the Securities and Exchange Commission on April 17, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name into English)

Republic of Türkiye (Jurisdiction of Incorporation or Organization)

Ms. Özlem Yardım
Telephone: +90 212 313 18 88
Facsimile: +90 216 504 40 58
Turkcell Küçükyalı Plaza
Aydınevler Mahallesi İsmet İnönü Caddesi, No:20,
Küçükyalı B Blok Ofispark, 34854 Maltepe/İstanbul, Türkiye
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Turkcell Küçükyalı Plaza Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20, Küçükyalı B Blok Ofispark, 34854, Maltepe/İstanbul, Türkiye (Address of Principal Executive Offices)

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

This is the 2025 annual report for Turkcell İletişim Hizmetleri A.Ş. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Türkiye. The “Company,” “we,” “us,” “our,” the “Group” and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires. When referring to our subsidiaries in this annual report, we generally use the trade names under which our subsidiaries operate. Full legal names can be found in the Exhibit 8.1.

Our audited annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2025 and 2024 and our consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025 (“Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Türkiye has been considered a high-inflation economy for accounting purposes according to IAS 29 “Financial reporting in hyperinflationary economies” since June 30, 2022. Accordingly, financial information included in this annual report for all the periods reported is expressed in the purchasing power of the Turkish Lira as of December 31, 2025. All non-monetary items have been restated to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2025. Comparative financial information has also been restated using the general price index of the current year. See “Item 3. Key Information—D. Risk Factors—Risks relating to Türkiye—Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29 and we are required to apply inflationary adjustments to our financial statements.” Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries,” “Item 5. Operating and Financial Review and Prospects—I. Overview of the Turkish Economy—Application of IAS 29” and Note 2(b) to the Consolidated Financial Statements for further detail. However, certain historical figures and amounts related to matters such as investigations, lawsuits and dividend distributions, are disclosed without inflation restatements and labeled as “not restated for IAS 29” in this annual report on Form 20-F.

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

The methodology for calculating performance measures such as subscriber numbers, average revenue per user (“ARPU”) and churn rates varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that would probably result from the use of a single methodology. In addition, subscriber numbers in the mobile communications sector may be difficult to calculate as a result of individuals having more than one SIM card, or SIM cards being removed due to periods of inactivity. Varying calculation methodologies make it difficult to compare performance indicators and determine the relative market shares of different mobile operators.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, the following risk factors that we face:

●	competition from our competitors and/or the entrance of new direct and indirect competitors in the market due to new products and technologies and regulatory changes in Türkiye with respect to certain technologies;
●	our growth strategy being partly dependent on new investment opportunities, including those outside our core telecom activities;
●	investments in companies outside of our core market in Türkiye that may not provide the benefits that we expect;
●	instability in the political environment, economy, and financial markets in Türkiye;
●	foreign exchange rate risks and the devaluation of the Turkish Lira which could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods if hedging tools are not available at commercially reasonable terms;
●	the level of inflation in Türkiye;
●	disruption of supply chains, international trade restrictions and our dependence on a small number of suppliers and a single distributor;
●	our use of artificial intelligence and automated technologies;
●	our information technology and network technology services, which are key to our business and are susceptible to physical and cybersecurity threats;
●	reduction in cash generated from operations and increased capital needs, which could increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;
●	regulatory decisions and changes in the regulatory environment;
●	failure by us, our local partners or any of our key suppliers, to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or the risk of us or our local partners becoming subject to international sanctions;
●	risks related to physical and cybersecurity threats to our network and information technology systems and the products and services we provide, including those developed and/or maintained through third party suppliers;
●	risks related to our exposure to technological changes in the communications market or to new industries other than telecommunications, or to offering new services or products, for which we may rely on third-party providers;

●	various risks with respect to our base transceiver stations performance, including spectrum limitations and frequency costs, certain coverage and local production obligations relating to the 4.5G and 5G license and alleged health risks and zoning limitations related to our base transceiver stations;
●	risks related to any required permission procedures and facility sharing requirements relating to our fiber infrastructure backbone;
●	our ability to adapt to rapid technological changes in communications and information technology;
●	the impact of environmental risks and climate change on our businesses;
●	risks arising from natural disasters and catastrophic accidents, including earthquakes, on our businesses;
●	our two major shareholders whose interest may not be aligned with those of other shareholders;
●	legal actions and claims to which we are a party;
●	inherent limitations of the effectiveness of our internal control over financial reporting and other controls;
●	our ability to retain key personnel, our partners and their employees; and
●	volatility in the market price of our American Depositary Shares, and the risks related to American Depositary Share holders not being entitled to attend shareholders’ meetings.

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

Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company, subject to differences in the way it is calculated by different companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, the Middle East and Africa (“EMEA”), many of which present Adjusted EBITDA when reporting their results.

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

Risk Factors Summary

Summary of Risks relating to Türkiye

●	The majority of our business and assets are in Türkiye, and thus deterioration in the Turkish economy, any devaluation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.
●	If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.
●	Since March 2022, the Turkish Lira has been qualified as a currency of a hyperinflationary economy under IAS 29, and we are required to apply inflationary adjustments to our financial statements. Any further adjustments could adversely affect our results of operations and financial condition and those of our Turkish subsidiaries.
●	Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods.

Summary of Risks Relating to the Telecom Industry

●	Our mobile business is dependent on the spectrum capacity obtained through our licenses.
●	The obligations and costs of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.
●	Our fixed network fiber business may be adversely affected by required permission procedures and facility sharing requirements relating to our fiber infrastructure backbone.
●	Adapting to rapid technological changes may pose challenges, which could lead to higher than expected capital expenditures, a greater possibility of commercial failure or unanticipated adverse consequences.
●	Our use of artificial intelligence and automated technologies could expose us to additional operational, regulatory, reputational and financial risks.
●	There are alleged health risks and zoning limitations related to our base transceiver stations which may adversely affect our ability to provide services at certain areas.

Summary of Risks Relating to Our Business

●	Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

●	Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.
●	Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.
●	Our investments in companies outside of our core market in Türkiye may not provide the benefits that we expect and we may be unable to divest such investments successfully.
●	Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which could increase our financing costs and our exposure to the risks associated with borrowing.
●	Our business is subject to risks arising from natural disasters and catastrophic accidents.
●	Environmental risks and climate change could significantly impact our businesses.
●	Information technology and network technology services are key to our business and are susceptible to physical and cybersecurity threat.
●	Disruption of supply chains, international trade restrictions and our dependency on a small number of suppliers and on a single distributor may have an adverse effect on our business and financial condition.
●	Our reliance on contributions from third-party providers for the development and maintenance of solutions outside our core telecommunications activities may adversely affect our business.
●	If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.
●	We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.
●	Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls, particularly as our Company grows and enters into new businesses.
●	Our consolidated financial results and/or operational performance could be adversely affected if we are unable to retain our key personnel and skilled employees.

Summary of Risk Relating to our American Depositary Shares

●	We have two major shareholders whose interests may not be aligned with those of other shareholders and may expose us to sanctions risk.
●	The amount and timing of dividends and other profit distributions, including share buybacks, are uncertain.
●	The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Risks Relating to Türkiye

The majority of our business and assets are in Türkiye, and thus deterioration in the Turkish economy, any depreciation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Türkiye, and denominated in Turkish Lira, adverse developments in the Turkish economy and political environment have had, and are likely to continue to have, a material adverse effect on our business and financial condition.

Any deterioration in the general economic outlook for Türkiye may negatively affect our businesses. Türkiye has, from time to time, experienced volatile political, economic and social conditions. The COVID-19 pandemic triggered a global economic downturn that severely impacted the Turkish economy in 2021 and 2022, which was visible in the precipitous declines in investments, exports, and industrial output, followed by the impact on the Turkish economy of the Southeastern Türkiye earthquakes in 2023. Although inflation followed a downward trend during 2025 due to tight monetary policy and relative exchange rate stability, persistently high inflation (notably with respect to services) and interest rates, depreciation of Turkish Lira, and any potential tax increases or other governmental measures affecting consumption levels have had, and may continue to have, a material adverse effect on the purchasing power of our customers. These factors may also negatively affect the affordability of certain goods and services we offer, thereby impacting our revenues and limiting our growth. Domestic political factors, changes in, or lack of coordination of, governmental monetary and fiscal policies, are sources of uncertainty and impose further risks on the country’s economy. While Türkiye’s next presidential elections are scheduled for 2028, any domestic political uncertainty or the possibility of early elections could lead to sharp fluctuations in exchange rates, interest rates and financing costs. Such volatility may result in elevated hedging expenses and reduced investor confidence, which could adversely affect our financial performance and access to funding. These various factors, as well as broader market conditions, have negatively affected our share price, and there can be no assurance that they will not continue to do so.

The performance of the Turkish economy has been and may continue to be affected by global, regional and domestic economic and political developments. Regional military conflicts and geopolitical tensions, notably the ongoing Russia-Ukraine war, military conflicts involving Israel and the surrounding region and the recent military conflict involving Israel, the United States and Iran, have substantially increased global geopolitical risks. In particular, in the event of a prolonged conflict in Iran, Türkiye’s macroeconomic outlook may be impacted. This may manifest as upward pressures on the energy import prices and the inflation basket. Sharp spikes in crude and natural gas prices directly elevate energy costs, thereby jeopardizing the narrowing trajectory of the current account deficit. Concurrently, the lagged pass-through effect of rising fuel prices to core components within the CPI basket, predominantly transportation services, bears the potential to necessitate a substantial revision in the CBRT’s inflation projections. The stickiness in core inflation indicators, coupled with this cost shock, poses a significant risk of derailing the disinflationary process. In the event of a prolonged conflict, potential risks to the Turkish economy could escalate to a much more structural dimension. Persistent disruptions in supply chains, particularly those originating from the Strait of Hormuz, could drive up freight costs and trigger a new wave of supply-side inflation globally. Under such a scenario, the postponement of rate-cut cycles by global central banks (primarily the Fed and the ECB) would lead to a strengthening of the US Dollar Index and exert additional pressure on Turkish Lira. The subsequent depreciation pressure on the Turkish Lira could reignite inflation via the exchange rate pass-through mechanism. Another critical risk is the narrowing of the CBRT’s monetary policy room for maneuver. Faced with rising cost-push inflation and an elevated risk premium, a potential rate-cut cycle anticipated by the market could fall off the agenda entirely, and it may become imperative to maintain current interest rate levels for much longer than expected. This situation would further tighten market liquidity conditions, leading to sharp spikes in hedging costs and a plausible stagflation.

Any such ongoing regional military conflicts and geopolitical tensions, notably those in neighboring or nearby areas, could significantly adversely affect both the Turkish and global economies in 2026 and beyond. Such events could trigger further volatility in commodity, oil and gas prices, as well as exchange rates, and result in disruptions in supply chains and energy markets, which in turn may affect inflation, interest rates, financing costs and global growth and adversely affect our operational environment. In particular, any significant escalation of the US/Israel/Iran war may lead to broader regional instability that could adversely impact our operations in Türkiye and Turkish Republic of Northern Cyprus. Such developments may negatively affect our financial condition and overall results of operations.

Additionally, the adoption of new protectionist measures, including the tightening of global financial policies, the imposition or increase of tariffs and other trade restrictions by major economies, could generate uncertainty in global markets and result in currency depreciation, result in slowdowns in global, regional or national economic activity and pose risks to inflation dynamics, interest rates and exchange rates. Decreased global liquidity and the persistence of high interest rates may result in increased financial volatility and a high cost on foreign currency debt structure, while premature monetary easing by central banks could result in resurgent inflation, potentially triggering stagflation. Any of these factors (notably those impacting Türkiye’s significant export markets, such as the EEA) could negatively impact Türkiye.

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

Continuing unfavorable economic conditions, including inflation, currency depreciation (particularly the Turkish Lira), rising wages and energy prices, the rising cost of capital, hedging mechanisms and the other factors cited above, are also expected to continue to increase our costs, reducing our profitability and adversely impacting our margins. In addition, these global and domestic macroeconomic, political and social volatilities may adversely impact execution of our strategies, including our ability to take strategic actions with respect to the composition of our asset portfolio or to obtain external financing to support our strategy.

If the current levels of inflation continue, the Turkish economy and our financial position and business could be adversely affected.

Significant inflation, and the measures used to curb it, have historically impacted, and may continue to impact, Türkiye’s economic stability. Inflation in Türkiye accelerated sharply from late 2021, peaking at 85.51% in October 2022. In response, the Central Bank of the Republic of Türkiye (the “CBRT”) shifted to a tightening monetary policy, aimed at decreasing inflation and maintaining gross domestic product (“GDP”) by strengthening the real value of Turkish Lira. As part of this strategy, the policy rate was gradually raised from 8.50% in mid-2023 to 42.50% by the end of 2023, and to 50.00% by March 2024, where it remained until December 2024. The sustained tightening of monetary policy supported demand for the Turkish Lira, contributed to the rebuilding of CBRT reserves and helped halt the excessive depreciation trend. As a result, the inflationary uptrend began to reverse with annual inflation declining from 75% in May 2024 to 44.38% by the end of 2024, supported by base effects, relative exchange rate stability, and weakening domestic demand. In December 2024, the CBRT initiated a gradual easing cycle, lowering policy rate to 47.50%, followed by a further reduction to 42.50% in March 2025. However, amid renewed concerns over inflation dynamics and the outcomes of the events in March 2025, the policy rate was increased to 46.00% in April 2025. During the second half of 2025, as the CBRT improved its reserve position, exchange rate stability was restored, and the disinflation continued, therefore the CBRT resumed rate cuts, reducing the policy rate to 40.50% by September 2025 and further to 38.00% by 2025 year-end. Consequently, as of December 2025, annual inflation declined to 30.89%. However, persistent inflationary pressures in service and food prices, along with potential exchange rate fluctuations, may reignite inflationary pressures.

In addition to these developments, geopolitical events may impact inflationary pressures in Türkiye. See “—The majority of our business and assets are in Türkiye, and thus deterioration in the Turkish economy, any depreciation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.” Additionally, the impact of potential protectionist measures together with increases in inflation or a slowdown in growth in either the EU or the US may also negatively affect Türkiye’s growth outlook.

Inflation may significantly deteriorate the purchasing power and spending patterns of both individual and corporate customers, potentially reducing the affordability of our services and increasing our non-performing loans. In response, customers may downsize their tariffs or migrate to lower-cost competitiors, thereby limiting revenue and ARPU growth. Our ability to offset inflation through pricing is further constrained by the fixed-term nature of our contracts - typically 12 months for mobile and fixed broadband subscribers - which prevents prices adjustments until the contract expiration. Consequently, while we implement periodic price increases, the impact on our growth occurs with a significant time lag, as adjustments are only realized upon renewal. Should inflationary pressures persist or intensify, our revenues may decrease in real terms while margins contract. Simultaneously, our profitability remains under pressure from rising operating costs, driven by currency depreciation, wage increases, and elevated electricity prices, all of which adversely affect our financial condition and results of operations.

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

As a result of our application of IAS 29 to our financial statements for 2025, the majority of our financial metrics have been impacted. We cannot predict the impact that any further application of IAS 29 and related adjustments will have on our financial statements, results of operations and financial condition going forward. Investors should be aware that the financial position and performance of Turkcell reported in and after 2022 may not be directly comparable to the data reported in prior periods.

Foreign exchange rate risks could affect the Turkish macroeconomic environment and could significantly affect our results of operations and financial position in future periods.

Depreciation or volatility of the Turkish Lira may adversely affect the Turkish economy. The Turkish Lira traded at approximately 35.22 per USD as of December 31, 2024 and depreciated to approximately 42.86 per USD by December 31, 2025, reperesenting a depreciation of approximately 21.7% against USD. During the first quarter of 2026, the USD/TRY exchange rate increased further to 44.40. Compared to the end of 2025, the Turkish Lira has depreciated to the USD by 3.6%. Exchange rate risks are not limited to the USD/TRY pair; risks related to the EUR may also have an impact, as well as any volatility or weakness of the USD. The high volatility observed in the EUR/USD pair increases uncertainties in the markets going forward. These rising costs also lead to higher expenses for EUR hedging transactions carried out in the market to cover EUR positions.

In recent years, the CBRT has adopted tighter and more conventional monetary policies aimed at supporting price stability and reducing demand for foreign exchange, including increasing returns on Turkish Lira–denominated deposits. While these measures have at times contributed to relative exchange rate stability and reserve accumulation, the Turkish Lira remains vulnerable to domestic and global factors, including inflation dynamics, capital flows, political developments, fiscal pressures and global financial conditions. In particular, increased public expenditures following the Southern Türkiye Earthquakes in February 2023, periods of heightened political (i.e., in early 2025) or macroeconomic uncertainty, and shifts in investor sentiment have, at times, led to increased exchange rate volatility, reserve pressures and higher demand for foreign currency. Such developments have contributed to higher interest rates, increased borrowing costs and elevated hedging expenses. The CBRT’s ongoing efforts to manage the normalization of the FX-protected deposit scheme in 2025 also involved risks. A sudden shift in household or corporate preferences toward foreign currency deposits, particularly in the event of declining confidence or insufficiently attractive Turkish Lira interest rates, could put additional pressure on foreign exchange reserves and the exchange rate. Moreover, adverse global developments, including a prolonged period of U.S. dollar strength, geopolitical risks, the high external debt obligations of the United States in 2026, tighter global financial conditions or reduced risk appetite toward emerging markets, and interest rate hikes in Japan could increase capital outflows, exacerbate exchange rate volatility and raise the cost of external financing for Türkiye and Turkish companies.

We are exposed to foreign exchange rate risks as a result of the fact that our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Chinese Renminbi (“CNY”) and Belarusian Ruble (“BYN”). Fluctuations in the Turkish Lira and BYN versus U.S. Dollars, Euros, and CNY, have had and may continue to have an unfavorable impact on us. In particular, a substantial majority of our capital expenditure and borrowings are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros and CNY, while the revenues generated by our activities are denominated largely in local currencies, in particular the Turkish Lira. As of December 31, 2025, our total borrowing was TRY 158,649 million (including TRY 15,484 million of lease obligations). As of 2025 end, 54% of our consolidated debt was in U.S. Dollars, 29% in Euros, 6% in CNY, and 11% in TRY.

Deterioration in Türkiye’s macroeconomic conditions, exchange rate volatility, higher sovereign risk premiums or heightened volatility, and reduced liquidity in domestic and global financial markets could adversely affect our access to domestic and international debt capital markets and materially increase borrowing costs. Periods of elevated risk aversion toward emerging markets, notably due to conflicts such as the U.S./Israel/Iran war, may lead to sudden disruptions or closures in funding markets, limiting our ability to refinance existing indebtedness or obtain new financing on commercially acceptable terms, or at all. These conditions could increase our refinancing risk, shorten available debt maturities and further elevate our cost of borrowing, notwithstanding our hedging strategies.

Further devaluation of the Turkish Lira could further affect and limit our investment plans in the future. The financing of infrastructure investments, license fee payments, data center and renewable energy investments and any other potential investment opportunities could lead to an increase in our U.S. Dollar and/or Euro debt, further increasing our currency exposure. See “Item 8. Financial Information” and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

Our currency hedging strategy includes derivative transactions and accumulating hard currency by using Turkish Lira cash from our operations. We are currently able to hedge our principal TRY exposure to the U.S. Dollar and the Euro on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances in the future, in particular taking into account political and geopolitical risks, which have had, and are likely to continue to have, a material impact on the volatility of global markets which, in turn, may lead to a material increase in our financing costs. Due to additional regulations imposed by the CBRT and the Banking Regulation and Supervision Agency (“BRSA”), access to viable offshore markets for transactions involving Turkish Lira has become significantly limited. While hedging instruments remain available, hedging activities are predominantly conducted over shorter tenors due to the higher costs associated with long-term hedging transactions. This may have a negative impact on our financial decisions, or we may face a negative net foreign exchange position and, ultimately, a negative impact on net income and lower dividends in the future. The increase in public debt in Türkiye may also continue to result in increased pressure on the value of the TRY. For further information relating to our financing obligations, see “—Risks Relating to Our Business—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which could increase our financing costs and our exposure to the risks associated with borrowing.”

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

We are also exposed to currency exchange rate risk on the prices of the smartphones that we rely on for the promotion of our services, including with respect to our financing activities, such as those engaged in through our Turkcell Finansman A.Ş. (“Financell”) subsidiary. If coupled with at deterioration in customers’ purchasing power, the potential depreciation of the Turkish Lira has in the past, and could in the future, make smartphones that are procured in foreign currencies more expensive for our customers, thus reducing new sales of such devices and curbing the market for our services, which may continue to have a negative impact on our revenues and profitability. Moreover, the imposition of tariffs by major economies and potential retaliatory actions may result in higher input costs for smartphone manufacturing, ultimately driving up device prices and adversely affecting consumer demand.

Any significant fluctuations in the value of the TRY relative to the other currencies discussed above and any devaluation of the TRY and BYN could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to the Telecom Industry

Our mobile business is dependent on the spectrum capacity obtained through our licenses.

Spectrum is a range of frequencies within which the different radio waves have certain specific characteristics, a portion of which is used for wireless communication. The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated by way of a license to the operator of the network.

Our spectrum licenses are granted for specific terms and durations, and are subject to renewal upon payment of applicable fees. However, renewal is not guaranteed and the renewal process may be lengthy. On October 16, 2025, pursuant to 5G spectrum allocation tender conducted by ICTA, we were awarded a total frequency band of 160 MHz, valid until December 31, 2042. Through this tender, Turkcell has obtained renewal rights for its existing authorizations (2G, 3G and 4.5G) from April 1, 2029 to December 31, 2042. Notwithstanding the renewal of the term of our spectrum authorizations, if any license agreement and/or authorization certificate were to be canceled/terminated for any reason, we would be required to transfer, free of charge and in full working order, to the ICTA, or an institution designated by the ICTA, all the software, equipment and related immovable properties used in the operations of our networks, free of any liens or other legal encumbrances. This transfer obligation extends to all network infrastructure, software and assets—including real estate, technical facilities and documentation—sourced from or owned by our subsidiaries that are essential for the operational functionality of the network. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. For more information on regulation and how it may impact our business, see “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.”

The expansion of our subscriber base and the rising demand for mobile services and data, coupled with a broader range of service offerings, will necessitate additional network capacity. This requirement is expected to lead to increased capital expenditure and could adversely impact our cost of service delivery and overall results of operations. Due to unforeseeable events (such as the COVID-19 pandemic or the 2023 Southeastern Türkiye Earthquakes) that cause changes in traffic patterns, network topology and/or service requirements, we may face capacity problems, which may in turn lead to deterioration in our network’s quality, or to new capital expenditure requirements which, in turn, may negatively impact our operational results.

The obligations and costs of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.

We rely on our spectrum license agreements to conduct our business. The cost associated with our licenses, including the capital expenditures required for our 4.5G network rollout, have been substantial. In addition, our new 5G license imposes new requirements for capital expenditures on our part. Certain terms of our license agreements may adversely affect the profitability of our investments and constrain our future investment plans, particularly with respect to 4.5G and 5G technologies. These requirements include extensive coverage obligations across residential settlement areas, transportation infrastructure, industrial zones, cultural sites such as museums and archeological sites, minimum local equipment usage and procurement obligations from local small and medium sized enterprises (“SMEs”) in Türkiye, employment and localization requirements for network equipment suppliers’ research and development (“R&D”) activities, mandatory active network sharing for a certain portion of the population, varying service quality requirements, as well as significant taxes and spectrum usage fees. In addition, the 5G license has introduced even more extensive obligations, including the use of local equipment and, procurement from SMEs, the use of Certified National Telecommunications Products and additional R&D-related employment obligations for qualifying suppliers. Morever, under the 5G tender specifications, ICTA regulated that all mobile network operators are obliged to provide access to MVNOs, which could impact our competitive positioning in the market. Non-compliance with these evolving and extensive requirements could result in significant administrative fines or penalties. If the demand for 5G services fails to materialize at a level in line with industry assumptions, our return on investment may not meet our expectations.

We have not always been, and in the future may not be, in full compliance with the coverage obligations under our licenses, most recently with respect to 3G settlement coverage and 4.5G tunnel coverage. As a result of past non-compliance, the ICTA imposed administrative fines on us in 2022 and required us to establish a total of 400 3G sites, which we completed by deploying 200 sites in 2023 and a further 200 sites in 2024. In addition, we were required to install additional 4.5G sites in tunnels that were not compliant, resulting in increased capital expenditures. Furthermore, due to insufficient research and development, product development and local production capacity in Türkiye prior to 2021, certain local production related license requirements could not be fully met. As a result, administrative fines totaling TRY 95.5 million (not restated for IAS 29) were imposed on us for the period from 2015 to 2018. Although we are challenging these fines, there can be no assurance that we will be successful. See Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. In addition, further administrative fines may be imposed for potential non-compliance during the period 2018-2021, which may have a material adverse effect on our financial results.

As a result of the improvement in local telecommunications equipment production capacity, Turkcell has been able to comply with its license obligations relating to local production investments for the periods between 2022 and 2025. However, potential allegations of non-compliance—whether relating to prior periods or to expanded 5G license requirements—could adversely affect our operations. These expanded obligations include new mandates for Certified National Telecommunications Products and extended regional coverage requirements. See “Item 4. Information on the Company—B. Business Overview—XIII Regulation of the Turkish Telecommunications Industry—l. Regulation on Base Station Implementation in Electronic Communication Sector.” Furthermore, regulatory changes—particularly regarding the definition of ‘critical network elements’ or ICTA modifications to service quality standards and measurement methodologies—may result in fines or impact our investment strategy.

Our fixed network fiber business may be adversely affected by required permission procedures and facility sharing requirements relating to our fiber infrastructure backbone.

Our fixed network business relies on the quality of our fiber-optic network. To achieve our strategy to maintain and expand our fiber network, we must excavate to lay new cables and repair existing ones. We are required to obtain permission for such excavations from relevant municipalities and institutions. As an infrastructure provider, we are subject to the “Communiqué on Procedures and Principles Regarding Joint Location and Facility Sharing” which was published December 2, 2010 and the “Directive on the Deployment of Cable and Similar Equipment Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published December 27, 2012. This legislation requires all providers to prioritize facility sharing and co-location in their investments. Operators must therefore check whether any available infrastructure exists for a newly planned route. If it is determined that another operator has infrastructure on the planned route, the use of that infrastructure should be prioritized, if possible.

As a result, we are required to submit a request for access to the incumbent operator in Türkiye, Türk Telekom, in order to determine whether Türk Telekom’s current infrastructure is available to be shared by us on routes where Türk Telekom already has infrastructure in place. If Türk Telekom rejects requests for infrastructure sharing or there is no available infrastructure suitable for sharing on a planned route, we may ask for a right of way confirmation from the Ministry of Transport and Infrastructure. Operators’ right of way and civil engineering processes are dependent on the Ministry of Transport and Infrastructure, the ICTA, Türk Telekom, and other related public authorities. Once a right of way confirmation is obtained, we must apply to public authorities to get permission for the required excavation processes. However, public authorities or institutions may delay or refuse to grant excavation permissions. In the past, we have been subject to administrative fines for non-compliance with facility sharing obligation procedures. Following recent information requests from the ICTA in relation to certain aspects of our fiber deployment activities, no assurance can be given that there will be no additional regulatory review or administrative actions similar to those taken in prior instances, which could adversely affect our network deployment timelines, costs and operational flexibility.

In some areas, excavations may be halted as a result of the high and variable costs of the right of way tariffs requested by municipalities. In addition, our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. Furthermore, right of way conflicts with major municipalities to establish fiber-optics infrastructure may affect our ability to provide services and to maintain operational excellence. The current infrastructure sharing and right of way procedures, operational difficulties, and public authorities’ approach toward mandatory facility sharing obligation could negatively affect our ability to expand our fiber network and slow down our future investments (See “—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition”). More generally, any of these factors may increase our costs and have a material adverse effect on our business and financial condition.

Turkcell Superonline, our fiber infrastructure service company, has secured the tenders of Boru Hatları ile Petrol Taşıma A.Ş. (“BOTAŞ”), Türkiye’s state-owned pipeline company, and Türkiye Elektrik İletim A.Ş. (“TEİAŞ”), Türkiye’s state-owned electric power transmission company, for the indefeasible right to use their installed fiber optic capacities on a national and regional basis, respectively. On May 7, 2025, we won the BOTAŞ tender for an additional 15-year term, complementing our existing regional TEİAŞ agreements, the earliest of which expires in 2033, which also grant rights to install and operate additional fiber optic cables. As an important portion of our fiber infrastructure backbone routes is established upon these specialized networks, our operations are inherently dependent on the continuity of these arrangements. Any future inability to maintain these state-dependent infrastructure rights on commercially viable terms, or any potential withdrawal by these entities from these agreements, could have material adverse effects on our fiber business and financial performance.

Adapting to rapid technological changes may pose challenges, which could lead to higher than expected capital expenditures, a greater possibility of commercial failure or unanticipated adverse consequences.

New products and technologies are constantly emerging that can render the products and services offered by Turkcell, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MVNOs, technology companies or data center operators, could result in a loss of value for certain of the Group’s assets, affect the generation of revenues, or otherwise may require Turkcell to have to update its business model. In this respect, revenues from traditional voice businesses shrunk in recent years, while revenues from connectivity services (e.g., mobile and fixed broadband) and non-telecommunication services (e.g. digital services, techfin services and data center business) are increasing. To diversify our revenue sources, Turkcell offers digital services such as Internet of Things (IoT), cybersecurity, data center, and cloud services among others.

Rapid technological changes in communications and IT are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service, prices and channels that customers demand, or to respond effectively to technological changes in the development of new products and services, our business, financial condition and results of operations could be adversely affected. For example, the development of eSIM technology, increase in the eSIM compatible devices, and its steadily increasing awareness have eliminated the need for a physical SIM card. Many companies and alternative data providers around the world have started providing telecommunication services via eSIM over the internet. The emerging travel eSIM market has negatively impacted the number of our new subscriber additions and the related revenues that were previously derived from new tourist line sales or roaming revenues. In addition, while VoLTE technology, which allows voice calls to be made over a 4.5G or 5G network instead of traditional 2G or 3G networks, is being used on a widespread basis in Türkiye, its introduction to roaming worldwide has been relatively slow. Turkcell currently does not offer this service to its inbound roamers, and when it becomes available later this year, the new service is expected to further erode voice-based revenues from roaming and mobile termination revenues for our voice businesses.

Our use of artificial intelligence and automated technologies could expose us to additional operational, regulatory, reputational and financial risks.

In particular Turkcell deploys, and in the future may increasingly rely on, AI and machine learning developed internally or provided by third parties to enhance operational performance across various functions, including customer service (chatbots, call center management and digital onboarding), AI-powered campaign gamification services, talent acquisition, cybersecurity, energy management and network optimization. AI-driven solutions present significant risks and challenges, including potential biases in AI algorithms, data privacy and security concerns, ethical challenges and legal and regulatory uncertainties. AI systems also rely on accurate and high-quality data for optimal performance. Additionally, AI systems may produce unintended or inaccurate outcomes, release confidential information, infringe on intellectual property rights or result in failures in automated processes. Such occurances could impact service quality, customer satisfaction, or internal decision-making; lead to reputational harm or legal liability; or pose cybersecurity risks, particularly if models are fine-tuned with our internal data. Misuse or overreliance on AI tools by employees may also lead to unintended operational or compliance issues.

The use of AI systems also requires technical expertise to develop, test and maintain AI-based services. We may face challenges in attracting and retaining qualified personnel, managing third-party AI providers, or achieving an adequate return on investment from AI-related initiatives. As AI technology evolves, new regulatory and compliance requirements may be implemented or may change, requiring continuous adaptation and/or the implementation of a governance framework. An increasing number of countries are adopting content moderation and AI-specific regulations.

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

In addition, new technologies, such as the integration of artificial intelligence including generative AI, machine learning and automation that we use in internal operational processes, require significant capital expenditures. It is impossible to predict with any certainty whether the technology that we select will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will allow us to compete effectively in our markets.

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

In addition, zoning requirements with respect to our base stations have been subject to changing regulatory requirements, resulting in uncertainty. Since November 2020, various amendments to the zoning law came into force that provided for permitting requirements on the basis of tower height. Any delay or failure to receive approval for our permit applications, or any further regulatory changes, could result in additional costs and obligations in connection with our base stations. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulation of the Turkish Telecommunications Industry.”

Following the enactment of Law No. 6360 (Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws) in 2012, which significantly increased the number of metropolitan municipalities and expanded their administrative boundaries to encompass entire provincial borders, we have faced broader coverage obligations. See “Item 4. Information on the Company—B. Business Overview—XIII Regulation of the Turkish Telecommunications Industry—l. Regulation on Base Station Implementation in Electronic Communication Sector.” This expansion necessitates a higher number of Base Transceiver Stations (BTS) to meet license requirements and maintain service quality. Any such increased infrastructure demands could raise our operational costs, potentially impacting our investment plans and overall results of operations.

Risks Relating to Our Business

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition, and the competition that we face may evolve with our business strategy.

A significant portion of our revenue is generated from our operations in Türkiye, which is a highly competitive telecommunications market. Intense competition and unexpected regulatory actions may adversely affect the growth of our business, our pricing flexibility and our financial condition. Regulatory actions, primarily by the ICTA, have played a significant role in shaping the development of the Turkish telecommunications market and have, at times, constrained our ability to price our services and respond effectively to market developments. Certain regulatory actions have often favored our competitors, which may further weaken our competitive position. In addition, the ICTA may extend regulatory oversight to other areas of our business in the future, including data center and digital services. For example, beginning in 2029, data services will be subject to maximum tariffs to be determined by ICTA. We cannot predict whether further regulations will be introduced or the extent to which it may affect our ability to execute our strategy, operate efficiently or maintain our competitive position.

In a high-inflation environment, we may need to implement more frequent price adjustments to preserve margins. Any regulatory impediments to such adjustments could have an adverse effect on our profitability and financial condition. Moreover, irrational or delayed or aggressive price actions by other operators, including price reductions, have adversely affected, and may continue to adversely affect market dynamics, demand growth, and our financial performance. Competition in the Turkish telecommunications market remains intense, which resulted in record Mobile Number Portabilirty (“MNP”) levels in 2025, and includes price-driven competition from other major telecom operators, particularly Türk Telekom and Vodafone Türkiye, and from smaller regional ISPs that have aggressive pricing strategies, as well as from potential new entrants. We expect price-based competition to continue. Aggressive competitive pressures, changes in market conditions or unexpected shifts in demand, may negatively affect our business and our financial condition may be adversely affected.

Our competitors also include an MVNO that leases our network. Generally, MVNOs provide offers that are relatively cheaper than similar offerings of operators from whom they lease their networks, including us. Even though the MVNO that leases our network currently has a very limited number of subscribers, it or other MVNOs may become increasingly competitive in the future, causing downward pricing pressure on the fees that we charge for our services. Furthermore, as we are required to provide network access to MVNOs under the 5G authorization framework, we may face the entry of additional MVNOs, and the ICTA may adopt asymmetric regulations that favor these entities to further stimulate market competition.

In some businesses, we are dependent on our competitors for certain services that we provide. For example, we provide fixed broadband services (fiber broadband and xDSL) through the incumbent operator Türk Telekom in areas where our own fixed broadband infrastructure is not available. For these services, we rely on the incumbent’s service quality. Therefore, any delay or negligence on the part of Türk Telekom could result in customer dissatisfaction and increased fixed broadband subscriber churn. Also, any price increase in Türk Telekom’s wholesale tariffs may not be fully reflected in the consumer prices charged by Türk Telekom’s retail brand TTNET A.Ş., which may lead to margin squeeze for our services, reducing our ability to effectively compete and eventually causing churn of our fixed broadband subscribers. Furthermore, where we rely on networks of other operators, network changes by such operators may make it more difficult for us to offer our products that use such networks.

We also face intense competition (both in the Turkish and international markets) with respect to product and service areas outside of our core telecommunications activities.

●	We offer digital services, where we find ourselves increasingly in competition not only with local digital services developers but also with major international companies (WhatsApp, YouTube, Spotify, Netflix, Dropbox etc.) that specialize in the development of internet applications and services (commonly referred to as “over-the-top,” or “OTT” services). Several of these global players’ platforms are offering local Turkish content in addition to their market-leading international content offerings, thereby improving their competitiveness. They also sometimes enter into partnerships with local operators in Türkiye. In addition, newer applications from both established developers and operators and less well-known ones are constantly being introduced and may disrupt areas of the digital services industry in which we compete or seek to compete. These established and newer applications and services make use of the internet as a substitute for some of our more traditional services, such as messaging and voice. Reduced demand for these telecommunications services has had, and is expected to continue to have, an adverse impact on our revenues.

●	We also face increasing local and global competition in the wholesale market and information technologies sector, which affects our pricing and our collaborations with global and international partners.
●	In the context of inflation and challenging macroeconomic conditions, our mobile payment business, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme” or “Paycell”) continues to face intensifying competition and aggressive pricing from both established competitors and new entrants, including well-established companies from industries other than telecommunications (such as banking and fintech) expanding into payments and e-money services. A significant number of new payment and e-money institution licenses were issued in Türkiye between 2023 and 2025, and existing companies are obtaining additional licenses to expand their activities. This increase in competition could adversely affect Paycell and its market position in the future.

Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.

In addition to growing our core telecommunications business, our strategy for growth as a technology leader in Türkiye involves seeking out investment opportunities and participating in those meeting our criteria. This can include external growth opportunities principally in, but not limited to, Türkiye. Our investments have included, and are likely to continue to include, investments in new business and services in areas outside of the scope of our core business. These investments may require significant expenditures, including new debt financing, and may not achieve expected returns or returns that are in line with those of our core business, which could result in value erosion for our shareholders. These businesses are subject to risks that are in many respects different from those of our telecom business and may be dependent on additional parent company funding. In order to succeed in these businesses, we will need to obtain the expertise required to compete and operate in these areas, which may be costly, and in certain cases obtain new licensing.

Such businesses include the following:

•

Financell: Our finance business, Financell, serves to meet the financial needs of individual and corporate customers in the Turkish market, primarily in our bundled offers featuring both communications services and a smart device, particularly a smartphone or a tablet. Financell carried a total of TRY 7.8 billion in loans outstanding as of December 31, 2025. Our bad debt and cost of risk may increase in the event that our various lending criteria fail to preserve the quality of our assets, and/or in the event of an economic slowdown in Türkiye, as well as due to catastrophic events like natural disasters or pandemics that affect large portions of the population. Economic volatility could lead to an increase in non-performing loans, as well as to losses and the eventual tightening of lending criteria, which in turn may lead to a reduction of our loan portfolio. While an inflationary environment may ease the burden of Turkish Lira-denominated debt repayments for many customers, Financell remains exposed to volatile financial conditions, including fluctuations in interest rates, the CBRT reserve requirement decisions and foreign exchange rates, particularly since the pricing of most devices is closely tied to foreign currencies. Moreover, rising interest rates have a negative impact on Financell’s cost base, and the continuation of high interest rates may further pressure net interest margin. More generally, the financing sector is rapidly evolving and no assurance can be given that we will be able to adapt to changing regulatory conditions, such as those that have resulted in invoicing obligations, or market trends, or that new competitors will not emerge. Additionally, global production and supply of smart devices may be negatively affected due to constraints in memory components, which are in high demand due to exponential growth in AI infrastructure. In such a case, the demand for loans may also be negatively affected. We have been diversifying Financell’s portfolio with new products in the consumer segment, such as shopping loans or vehicle loans, as well as in the corporate segment, for digital infrastructure needs or renewable energy investments. The return on investment for these new products may not meet our expectations, which would prevent us from realizing the synergies that we expect from our finance business. Additionally, see “—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.” Given our focus on providing techfin services as part of our complete portfolio of digital services, we submitted an application for incorporation of a digital banking company to the BRSA in Türkiye in June 2022, and the review process is still continuing. After obtaining the incorporation permit, an operating permit application would need to be submitted to the BRSA again with the completion of required infrastructure and organizational preparations. The review of the BRSA may result in the regulator asking for additional requirements to approve the license application, delays in the license process, ultimate rejection of the whole license application, or partial rejection of the license application, any of which may prevent us from achieving our strategic goals. If and when these processes are approved by the related authority, this business may expose us, notably, to liquidity and market risk, credit risk, fraud risk, regulatory penalty risk and cyber-attack risks, in particular with respect to personal information that we process and store.

•

Global Tower. Our subsidiary Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”) operates a large portfolio of telecommunication towers in multiple countries, which exposes us to risks related to the expiry, non-renewal or termination of certain concessions and licenses. In such cases, Turkcell may be required to transfer to the ICTA tower assets it owns where related ground lease agreements are held by Global Tower, potentially resulting in loss of revenue and adversely effecting our business and results of operations. Beginning in 2026 and thereafter, we expect increased competition from local tower companies, as 5G services are rolled out, which may put pressure on our pricing flexibity and tenancy ratios. While price adjustments in tenant contracts are indexed to inflation, persistently high inflation may lead customers to reduce their tower usage, negatively affecting occupancy levels. In addition, rising commodity prices, particularly for metals, as well as inflation-driven increases in personnel and other operating costs may compress margins, especially during the construction of new sites. Our mobile telecom subsidiaries in Belarus and the Turkish Republic of Northern Cyprus (the “Turkish Republic of Northern Cyprus” or “TRNC”) are exposed to similar risks in their respective markets.

•

TDC: In 2024, the Company incorporated TDC Veri Hizmetleri A.Ş. (“TDC”) to consolidate its data center and cloud operations following a partial demerger from Superonline İletişim Hizmetleri A.Ş (“Turkcell Superonline”). As our customer base and demand for data center services grow, the need for additional capacity will necessitate further capital expenditures, which could impact our liquidity and use of cash. Operational profitability of the data center business is also subject to the risks of rising energy costs and the stability of power supply, which are critical to service continuity. Additionally, rapid technological advancements may require frequent infrastructure upgrades, leading to higher-than-anticipated depreciation and maintenance costs. Furthermore, any oversupply or decline in demand for data center services could lead to downward pricing pressure. Any of these factors could adversely affect our financial condition and results of operations.

We have recently entered into a strategic partnership with Google Cloud, pursuant to which Turkcell will collaborate with Google Cloud to deliver the infrastructure required for a planned new Google Cloud region in Türkiye, which is currently expected to become operational during the 2028-2029 timeframe, and would significantly expand our data center portfolio. Large-scale infrastructure projects are subject to uncertainties, including construction risks, schedule delays, cost overruns, demand realization and partner performance. Our agreements with Google Cloud include service level commitments and certain commercial obligations and shortfall payments if service levels are not met. However, our collaboration with Google Cloud may not be completed as planned, may not become operational within the expected timeframe or at all, or may not deliver the anticipated returns. If this alliance fails to achieve expected commercial benefits or to align with our strategic objectives, or if market conditions evolve differently than anticipated, our investments may not yield the expected level of returns, and we may decide to adjust or terminate such arrangements, which could adversely affect our financial condition and results of operations.

•

Togg Joint Venture. We are party to a joint venture in the electric and connected vehicle sector, Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş., (“Togg”). Our involvement in this joint venture exposes us to additional risks related to product development, technology integration and manufacturing processes, as well as financial risks including capital commitments, uncertain returns, and the possibility of incurring net losses over an extended period. These risks are heightened by intensifying competition in the Turkish electric vehicle market, while high inflation and tightening financial conditions may further reduce consumer demand in the automotive market.

•

Turkcell Enerji. Our subsidiary Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”) is engaged in electricity trading and wholesale and retail sales, which exposes us to risks related to energy prices that are directly impacted by exchange rates and energy regulation, as well as other regulatory and market risks, including the risk of trading electricity on commercially non-viable terms for short periods. In addition, the owned capacity in renewable energy investments of Turkcell Enerji increased after the acquisition of Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş. (“Boyut Enerji”), which brought additional operational, financial, regulatory and other risks related to the power generation business. The profit margin in the energy business is currently lower than that of our telecommunications businesses and may not rise to the levels that we expect.

In order to partially hedge its electricity consumption, Turkcell has undertaken an investment program focusing on renewable electricity generation, primarily through construction of solar power plants, with the objective of generating electricity to offset a portion of its own consumption and achieve renewable energy targets. See “Item 4. Information on the Company—B. Business Overview—II. Strategy” for further details. These investments are subject to a number of risks, potential zoning restrictions, delay or failure to obtain required permits and regulatory approvals, delays in completing energy transmission infrastructure within the planned time frames, and reliance on third-party EPC (engineering, procurement and construction) firms. In addition, due to limited available grid capacity nationwide, additional suitable land for solar power plant projects has yet to be identified. Although we are closely monitoring available capacities and may consider acquiring existing power generation assets, we may not be able to achieve our renewable energy targets in the manner or at the level of investment we expected, or at all, which may adversely impact our strategic goals and reputation in particular, although we remain committed to the achievement of our 300 MW target, the timeframe for installation may extend past 2026 to subsequent years. We also may be exposed to operational and safety-related risks, including potential liabilities arising from occupational health and safety rules during the installation and construction of solar power plants. Furthermore, as a significant portion of the equipment used in our renewable energy projects is imported, our investment costs may be adversely affected by changes in international trade policies, supply chain disruptions or fluctuations in foreign exchange rates. In addition, changes in the regulatory framework governing the self-consumption and offsetting of electricity generated by companies, or disruptions in the implementation of such mechanisms, could adversely affect the economic viability of our renewable energy investments. If such changes occur, our investments may not achieve their expected returns or fulfill their strategic objectives.

•

We established a venture capital investment fund (the “VCIF” or “Turkcell GSYF”) in March 2022 with a professional fund management company, in order to invest in ventures that we believe are in line with our Company’s business model and can create synergies with our Group’s strategic focus areas. As of year end 2025, our Company had invested around TRY 500 million (not restated for IAS 29) through the VCIF for the current portfolio. Our Board of Directors has authorized us to invest up to TRY 750 million (not restated for IAS 29) in total. In connection with these investments, we may face risks of illiquidity or loss of capital along with other market risks, as well as operational risks relating to the businesses in which the VCIF invests.

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

We pursue alliances such as MVNOs, management service agreements, branding and know-how support services, digital services collaborations and marketing partnerships. However, we may choose to terminate these alliances if they fail to achieve anticipated returns or to align with our strategic objectives.

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

We are subject to extensive legislative and regulatory requirements in Türkiye and in other juristictions. Compliance with existing and new rules has significantly affected, and likely is continue to affect how we conduct our business. This includes areas such as pricing, service offerings, conclusion of contracts, contractual terms, customer data processing, contract termination rights and fraud prevention. It also affects how we provide financing solutions, customer communication, subscriber identification procedures, network or infrastructure sharing arrangements, and our ability to obtain, maintain or renew licenses. The laws, regulations, and licenses applicable to our operations are subject to interpretation and enforcement by regulatory authorities, with which we do not always agree. Compliance with regulatory requirements may involve significant costs, while any failure or alleged failure to comply, regardless of intent or disagreement, may result in administrative fines, penalties, criminal actions, reputational harm, or the loss of licenses, any of which could materially and adversely affect our business and financial condition.

●	Pricing:

Regulations and actions by the ICTA and Ministry of Transport and Infrastructure relating to voice, SMS, data and value added/digital services have constrained, and may continue to constrain, our pricing flexibility and our ability to design and launch commercial campaigns and offers. Under the Retail Price Cap Regulation adopted by the ICTA, maximum tariffs for a range of services and fees - including national/international calls and SMS, activation/deactivation, account related services, mobile station international subscriber directory number (“MSISDN”) and SIM card change, detailed billing information and directory assistance service- are updated twice a year, in April and October. In addition, interconnection rates continue to be determined by the ICTA, and further regulatory actions may adversely affect our wholesale revenues. With the introduction of 5G authorizations, the scope of services subject to the maximum tariff regime applicable to mobile operators has been expanded. Effective from April 30, 2029, upon expiry of the current authorisation period, data services will also fall within the scope of the maximum tariff framework. The unit prices for such services to be determined by the ICTA may materially limit our ability to adjust tariffs in response to market conditions, cost increases and competitive pressures.

After conducting investigations to assess compliance with Consumer Rights in the Electronic Communications Sector, the ICTA determined in November 2025 that we must make fundamental changes to our cancellation fee calculation method. Although we challenged this decision in February 2026, if this challenge fails, we may be required to make significant refunds. An ability to adjust our prices and rates for inflation on a timely basis, could adversely affect our profitability. For more information, see “Item 4. Information on the Company—B. Business Overview— XIII. Regulation of the Turkish Telecommunications Industry” and Note 37 to our Consolidated Financial Statements included elsewhere in this annual report.

In addition, in the context of an ongoing investigation into corporate subscriptions to our subsidiary Turkcell Superonline, the ICTA stated that inflation-indexed price increase clauses cannot be added to contracts and commitment relationships longer than 24 months cannot be established. We presented our arguments on the basis that this investigation constitutes an extension of a regulation intended solely for “consumers” to include corporate subscriptions. If our defense is not accepted, we may face administrative fines and refund decisions and may be forced to make significant changes to our corporate subscription processes. Since corporate subscription processes are carried out in a similar way at Turkcell, the same risks may also arise for Turkcell.

The ICTA has determined and may in the future determine that we are an operator with significant market power and, as a result, the ICTA may impose certain constraints on us that may adversely affect our business and financial condition. As such, ICTA published an updated Wholesale and Retail Dedicated Capacity (Leased Lines) Market Analysis on December 4, 2025. Accordingly, Turkcell Superonline and Türk Telekom were designated as having Significant Market Power (“SMP”) in the wholesale dedicated capacity transmission and termination markets, while in the corresponding retail markets, only Türk Telekom was designated as having SMP. As an operator designated as having SMP, Turkcell Superonline is subject to extensive regulatory obligations, including access obligations for products within the relevant markets, non-discrimination, transparency, the preparation and publication of reference access offers, cost-oriented tariff controls, accounting separation and cost accounting, as well as co-location and facility sharing requirements. These obligations may materially constrain our commercial and operational flexibility, including our ability to design products, set prices, negotiate commercial terms and manage network capacity, and may require additional compliance-related investments. In particular, requirements to publish reference access offers and comply with cost-based pricing controls may exert downward pressure on margins, increase the risk of disputes with access seekers, and expose us to allegations of margin squeeze or discriminatory treatment. If the ICTA were to determine that SMP obligations have not been complied with, this could potentially result in the imposition of administrative fines or retrospective remedial measures or the initiation of legal proceedings. These regulatory constraints may adversely affect Turkcell Superonline’s activities in the wholesale leased lines market, including the services it provides to Turkcell. We filed a lawsuit seeking the annulment of the sections of the Wholesale and Retail Dedicated Capacity (Leased Lines) Market Analysis, as well as the related Board decision. These proceedings are currently ongoing.

•	Privacy and data protection:

Expectations and regulatory standards regarding privacy and data protection have continued to increase globally and in Türkiye. New and more stringent privacy laws and regulations are being adopted, and existing legislation is subject to stricter interpretation and enforcement by authorities, requiring companies to devote increased resources to comply. Ensuring ongiong compliance with these evolving privacy and data protection frameworks requires a long-lasting commitment, and substantial costs, and, despite our efforts, governmental authorities or third parties may assert that our business practices fail to comply. Changes in privacy legislation or in the interpretation of the existing legislation could adversely affect our business, and data processing operations, and could expose us to significant civil and criminal penalties, regulatory actions, business disruption or reputational harm. As we process significant volumes of personal data relating to our customers and employees, we are subject to oversight by several data protection laws and regulations by the Turkish Personal Data Protection Authority, the ICTA and the Capital Markets Board. These regulations impose extensive compliance obligations, requiring to implement and continuously maintain robust data protection and compliance programs. Should we fail to properly implement and comply with these data protection laws and regulations, we may face administrative fines and regulatory actions in amounts that can equal to up to 3% of yearly net sales under Turkish law. Changes to such data protection laws may impose more stringent requirements for compliance and may result in significant penalties for non-compliance. Additionally, several of our subsidiaries collect and process personal data from our digital services, such as BiP, fizy, lifebox and TV+. The scope and complexity of this data processing activities have increased, particularly following the integration of artificial intelligence and data-driven personalization across our platforms. Any failure by us or by third parties with whom we share personal data to comply with applicable data protection requirements, could result in reputational damage, loss of customer trust, regulatory investigations, financial penalties and significant costs associated with breach response and remediation measures, any of which could have a material adverse effect on our business, financial condition and results of operations. While our primary data protection obligations arise under Turkish Data Protection Legislation, the European General Data Protection Regulation (“GDPR”) and other foreign privacy regimes may also apply to certain of our subsidiaries established in the European Union and other jurisdictions, as well as to certain products and services offered to individuals located in the EU. Breach of such EU regulations may potentially result in penalties up to a maximum of 4% of global annual turnover or EUR 20 million, whichever is higher.

•	Taxation and charges:

We are subject to specific taxation and surcharge regimes applicable to the telecommunications sector. In particular, we are liable for the Special Communication Tax (“SCT”), which has been set at 10% since January 2021, and for transceiver and receiver unit surcharge payments calculated at 5% of monthly net sales since January 2018. Future inflationary pressures or budget deficits may trigger additional or retroactive tax amendments, including value added tax (“VAT”) increases and Global Minimum Tax (Pillar 2) impacts. For instance, the 2023 VAT increase to 20% demonstrates this trend. Such changes could negatively impact consumer demand and adversely affect our financial performance.

Furthermore, tax measures came into force in 2024, most notably Law No. 7524, which introduced a 10% domestic minimum corporate tax and a 15% global minimum tax (Pillar 2) for large multinationals. While we currently anticipate no material impact from these “top-up” taxes, this could change based on future financial performance or legislative interpretation. Additionally, the law revised VAT treatment in restructurings, mandating a tax inspection for the transfer of VAT credits and limited the deductibility of long-term unused VAT credits. Alongside increased withholding rates on exchange-protected deposits, these evolving regulations could lead to compliance costs and adversely affecting our financial condition.

Moreover, the new Presidential Decree on State Aid for Investments, which entered into force on May 30, 2025, introduced a revised framework governing investment incentives in Türkiye and repealed the previous incentive regime. While investment incentive certificates issued prior to the new framework remain subject to the legislation under which they were granted, the scope, eligibility criteria and conditions of available incentives for future investments may change under the new regime. As a result, certain investments planned by the Company may not qualify for incentives to the same extent as they did under the previous framework. This may increase the financial burden of our investments, including additional value added tax, customs duties, resource utilization support fund charges and similar taxes or levies, which could adversely affect our capital expenditures and investment planning, in particular, in light of the strategic importance of the Company’s anticipated significant capital expenditures to support rollout of 5G, expansion of our fiber network, data center investments and renewable energy.

Furthermore, since 2019, the Presidency of Türkiye has the authority to increase the Special Consumption Tax rate on mobile phones from 25% to 50%. An increase in this tax may negatively impact mobile phone sales in Türkiye. We cannot rule out the possibility of further increases in tax rates or new taxes and charges, including on mobile devices, data, and services. These restrictions may include a prohibition on the financing of specific goods or services in the future.

•	Financial services:

We are increasingly involved in providing financial services to our customers. As a result of our existing operations in finance, payment and e-money services, and insurance, we are subject to a variety of banking and financial laws and regulations, of which the principal regulators include the BRSA, the CBRT and the Turkish Insurance and Private Pension Regulation and Supervision Authority (IPRSA). Changes in laws or regulations, or the interpretation or enforcement thereof, may adversely affect our finance-related businesses. In particular, regulatory limitations on consumer finance activities may negatively impact customer demand and increase our working capital requirements. For example, legislative amendments introduced in 2018 restricting the maximum number of installments for consumer loans above certain thresholds have reduced demand for financed device purchases. As of December 2024, the installment threshold for mobile phones was set at TRY 20,000 and remains unchanged as of the date of this report. For more information, see “—Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which could increase our financing costs and our exposure to the risks associated with borrowing.” Unless this threshold is adjusted in line with inflation and exchange rate developments, the range of eligible smartphone models may continue to narrow, which could further reduce sales volumes, renewal frequency and the penetration of 5G-enabled devices in the Turkish market. In particular our ability to execute our 5G strategy is dependent on Turkish consumers having 5G-enabled devices, which remains relatively limited at this stage. In addition, regulations introduced by the CBRT in October 2023 imposed limits on transaction sizes, monthly transaction caps and usage conditions of mobile payments. These restrictions have adversely affected Financell’s ability to collect loan repayments through customers’ telecommunication bills via our payment company, Paycell. Although the CBRT has recently increased the relevant limits, this regulation has continued to adversely impact Paycell’s transaction volumes and the ability to provide payment solutions to Pay Later (DCB) customers. Such regulatory developments have affected, and may continue to affect, the scale, growth prospects and revenues of our finance and payment businesses.

•	Digital platforms:

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

Recently, regulatory initiatives aimed at protecting children on social media and gaming platforms have increasingly been introduced globally. Similar regulations are currently under consideration in Türkiye, and, if implemented, such measures may lead to a reduction in the time spent by younger users on social media platforms, could have an impact on user behavior, usage patterns, and data revenues.

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

We carry out business in Belarus through our 100% stake in CJSC Belarusian Telecommunications Network (“BeST”). See “Item 4. Information on the Company—B. Business Overview—IX. Domestic Subsidiaries and International—BeST.” After the controversial presidential election held in 2020, which caused protests and strikes, the U.S., the UK, Canada and the EU imposed a broad range of sanctions against Belarus and Belarusian entities, persons and certain sectors in Belarus. Since 2022, the EU, U.S., UK and certain other countries broadened this scope, imposing significant sanctions on Belarusian persons and entities, visa restrictions, import bans and wide-ranging export controls, stemming from both the presidential election and Belarus’s ongoing involvement in Russia’s invasion of Ukraine and targeting a wide range of industries and goods, with additional sanctions imposed by the EU and the UK in 2025. While several countries expanded EU sanctions against Belarus in 2025, the United States partially eased its restrictions, including the removal of sanctions on Belavia in September and select potash companies in December. We may face risks of violations or secondary sanctions in cases where domestic regulations conflict with these sanctions’ restrictions.

The imposed sanctions and limitations affect the economic climate in Belarus, and also affect our access to, and the cost of, imported equipment and software, notably our base station and office software. In Belarus, the annual inflation in 2025 was 6.8% compared to 5.2% for 2024. The National Bank of the Republic of Belarus revised the refinancing rate from 9.5% to 9.75%, effective from June 2025. As of December 31, 2025, the local currency strengthened by 16.4%, based on the National Bank of Republic of the Belarus, compared to the closing rate on December 31, 2024. Macroeconomic stability is fragile due to the country’s reliance on the Russian economy. Moreover, Belarusian Cloud Technologies LLC (“BeCloud”) is currently the sole provider of 4G and 5G infrastructure services in Belarus. As such, BeST relies on BeCloud for access to advanced mobile network services. BeCloud’s market position may limit the BeST’s ability to influence pricing models and commercial terms. These factors may lead to a decline in our operating performance, our ability to make investments and an impairment of the value of our assets there.

In particular, due to these sanctions and the limitations thereof, we face difficulties in making the investments required under the Investment Agreement between Turkcell and Belarus (See “Item 4 Information on the Company—B. Business Overview—IX. Domestic and International Subsidiaries—BeST”) due to both the lack of imported hardware and software (and vendor support) and the challenges with banking operations or international transactions resulting from the sanctions placed by the aforementioned countries on some Belarusian banks. We may also face difficulties in making the required USD 100 million installment payment pursuant to the Investment Agreement. If we fail to implement the investment project within the agreed timeline or do not comply with the required investment amount, we may face penalties or termination of the Investment Agreement. We may also be required to compensate Republic of Belarus for the benefits granted under the agreement, any of which could adversely affect our business and results of operations in the mid-to-long term. See Note 27 to our Consolidated Financial Statements included elsewhere in this annual report.

In the Turkish Republic of Northern Cyprus, our subsidiary Kıbrıs Mobile Telekomünikasyon Limited (“Kıbrıs Telekom”) holds 247 MHz bandwidth on 700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz, 2600 MHz and 3600 MHz frequencies. Any failure by Kıbrıs Telekom to comply with the terms and conditions of its license agreements may result in regulatory penalties, which could adversely affect our business, financial condition, and results of operations. Additionally, there is a long-awaited market expectation that the incumbent telecom operator, TRNC Telecommunications Office, may be restructured as a public-private partnership. If the restructuring were to be awarded to one of our main competitors, or if it includes the issuance of a third mobile license, this would adversely affect our growth and competitiveness in the region. Furthermore, due to its designation as an operator having significant market power in the mobile access and call origination markets, Kıbrıs Telekom is obliged to provide access and call origination services to MVNOs. Any of these factors may increase competition in the market and adversely affect our business and financial condition.

In addition, in July 2025, the TRNC authorities have articulated an objective to develop and modernize the country’s digital infrastructure and, to this end, have entered into a protocol with Türkiye aimed at establishing a nationwide fiber-optic network, including international connectivity through submarine fiber-optic cables. In this context, the Turkish incumbent operator has established a dedicated subsidiary to undertake the deployment and operation of the fiber infrastructure in the TRNC. While this initiative may improve fixed broadband connectivity in the TRNC, it is expected to reshape the fixed internet market in the coming years. The concentration of long-term control over fiber infrastructure in the TRNC may constrain KKTCELL’s commercial and strategic flexibility, intensify competitive pressures and absent fair wholesale access conditions, adversely affect KKTCELL’s financial condition, results of operations and long-term strategic positioning. In addition, such control over critical infrastructure may increase the risk of that operator’s direct or indirect entry into the mobile communications market, which would represent a competitive risk for KKTCELL.

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

In addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. Certain countries in which we engage in business through such roaming agreements are subject to sanctions. See for example “Item 4. Information on the Company—B. Business Overview—III. Customer Segmentation and Services—b. Services—(iv) Wholesale—(i) International Roaming” for a more detailed description of certain of these roaming agreements. Further, in international markets in which monopoly or duopoly markets exist, such as Monaco, the United Arab Emirates, Lebanon and the Maldives, operators tend to increase their roaming prices despite the overall global trend of declining roaming prices, which could increase our roaming costs. Moreover, the terms on which we enter into roaming agreements may change over time, adversely affecting our ability to sustain or enter into such agreements on commercially viable terms.

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

We expect to continue to experience moderate cash outflows related to capital expenditures for mobile and fiber investments, 5G license payments, data centers and renewable energy investments, network investments in preparation for possible future earthquakes, and dividend payments. Our liquidity position may also be negatively impacted if our shareholders request dividend payments higher than the trend of our historic dividend pay-outs.

Our working capital requirements have increased in past years, in particular after our Financell subsidiary began its operations. The BRSA’s existing regulation imposing a cap on the number of installments with regard to consumer loans for mobile phones significantly decreased the demand for new loans and thus reduced our related working capital requirement accordingly in recent years. However, our working capital requirements could increase again if the BRSA were to raise the maximum number of installments on mobile phone-related loans, as it has already done for refurbished devices, which could stimulate demand. These cash outflows have in the past reduced, and may continue to reduce, our liquidity. No assurance can be given that other unexpected cash outflows will not be required, which could further erode liquidity and therefore increase borrowing requirements.

Additionally, significant developments in the local borrowing market restricted access by corporates to Turkish Lira loans. These changes resulted from decisions which were taken by the BRSA and the CBRT between May and November 2022, which raised interest rates and continue to impact our borrowing costs and overall interest expenses. Notwithstanding the repeal of the Turkish Lira loan restrictions in February 6, 2025, Turkish Lira borrowing costs remain significantly high due to the ongoing application of various regulations, including the growth ratio and required reserves to which banks are subject. In addition to local bank borrowings, we are actively utilizing capital market instruments to secure Turkish Lira borrowings from the market. The maturities of our Turkish Lira borrowings fluctuate due to market conditions, predominantly concentrated in maturities of less than one year. As of December 31, 2025, our outstanding debt securities issued in the capital markets totaling TRY 2.3 billion, comprised of TRY 750 million in bonds and TRY 1.6 billion in sukuk. Our ability to issue securities is subject to obtaining the necessary approvals from regulatory authorities such as the Capital Markets Board of Türkiye (“CMB”) and/or the BRSA, and there can be no assurance that any such approvals will be obtained in the future.

As of December 31, 2025, our total borrowing (including lease liabilities) amounted to TRY 158,649 million, of which TRY 104,970 million consisted of fixed-rate financing obligations. The proportion of our borrowings subject to floating interest rates (including the impact of hedging) has increased in recent periods, exposing us to higher financing costs in the event of adverse interest rate movements. Our level of indebtedness increased during 2025, and has continued in 2026, as a result of new financing transactions undertaken to support refinancing needs and fund ongoing investments. In this context, we issued a total of USD 1 billion in Eurobonds on January 24, 2025. In addition, to support our liquidity and investment requirements, we entered into several murabaha financing agreements sourced from Gulf region, amounting in aggregate to approximately 360 million USD and also continued to draw down loans under an existing loan agreement with China Development Bank. An increase in borrowing levels, particularly under conditions of reduced cash generation from operations or elevated capital expenditure requirements, may increase our financing costs, limit our financial flexibility and heighten our exposure to interest rate, currency and refinancing risks. For more information on our debt portfolio, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We may continue borrowing to finance our infrastructure investments, Financell loan repayments and any other potential investment opportunities. Additionally, we have continued to make excess TRY cash of Turkcell available to other group companies located in Türkiye as short-term TRY loans on an arm’s length basis in line with prevailing market conditions under the framework shareholder loan agreement signed with respective group companies in 2018.

Some of our borrowing agreements contain cross default clauses, which could trigger an event of default under such agreements if a group company defaults under its own borrowing agreements (if such default meets certain thresholds).

With respect to currency risk, we enter into derivative transactions and endeavor to keep our cash in hard currencies to manage the risk relating to the Turkish Lira. For the year ended December 31, 2025, as a result of fair value changes in derivative instruments, net derivative assets of TRY 196.2 million are recognized in our Consolidated Financial Statements, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—I. Overview—a. Foreign Exchange Risk Management.” However, derivative transactions have costs which are increasing in the current environment and may not fully mitigate all of the risks faced by the group. Our management excercises significant judgment in determining the fair value of these instruments, utilizing an internally-developed model that incorporates key assumptions regarding treasury curves and credit spreads. For a discussion of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” Furthermore, no assurance can be given that we will continue to have access to financing, or be able to conduct derivative transactions, on terms that are economically viable, or at all.

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

Additionally, since telecommunication services are perceived as a critical service during catastrophic events, suspension of services may lead to reputational risk. The 2023 Southeastern Türkiye Earthquakes, or another future earthquake or natural disaster, have had and may in the future have other economic consequences, including a reduction in overall demand by consumers and businesses in Türkiye. This may continue to adversely affect our sales and increase costs, negatively impacting our operating results and financial condition. In particular, an earthquake in the Marmara region, where our headquarters are located, might create a disruption in management continuity, impact sustainability of services, and restrain the implementation of crisis management plans.

Moreover, a massive natural disaster may also disrupt the fragile economic conditions in Türkiye, further widening budget deficits. We might face state of emergency measures which could directly impact our business. In light of the increased cost of recovery and reconstructions in the affected regions and the impact on the population, the authorities might apply one-time taxes or permanent tax increases or donation programs, or impose required forgiveness measures for consumer debts, that affect our Company, as we experienced in 2023. See “Item 5. Operating and Financial Review and Prospects—II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates” and “Item 5. Operating and Financial Review and Prospects—III. Southeastern Türkiye Earthquakes.” Overall, we cannot fully assess the potential financial and operational risks of any such events in the future, any of which could materially adversely affect our results of operations and financial condition.

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

Turkcell has taken, and continues to take, measures against extreme weather events and natural disaster risks caused by climate change. Studies are conducted in light of the expected increases in average temperatures in the long term in order to guide our investment strategy aimed at mitigating such risks. For example, rising average temperatures or heat waves could result in increases in energy prices and/or energy shortages, which could adversely affect our operations and increase our energy costs, in particular due to energy consumption of our network infrastructure or data centers, notably as our strategy involves significant data center investments over the coming years. Turkcell is also making substantial investments in solar energy and solar power plants as part of its greenhouse gas (“GHG”) emission reduction goals, which were validated by the Science Based Initiative (“SBTi”). In 2023, taking 2020 as the base year, Turkcell committed to reducing its Scope 1 and Scope 2 greenhouse gas emissions by 50.47% by 2030, and its Scope 3 greenhouse gas emissions by 25% over the same period. As of the end of 2025, these targets have been reached with the contribution of renewable energy certificates as in the previous year. Accordingly, Turkcell plans to update its near-term SBTi-validated emission reduction targets to reflect a more ambitious pathway in the coming years. In line with its sustainability strategy, Turkcell remains committed to the achievement of 300 MW target, however, the installation timeframe may extend beyond 2026 into subsequent years. Failure to achieve such targets may damage our reputation, or could adversely impact our expected cost advantage. In addition, see “—Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.” Furthermore, Turkcell invested in mobile base stations and rooftops with solar panels in order to provide service in places where electricity is not available or where there is a need for additional capacity, as well as to serve Turkcell’s proposed energy solution goals. Though there can be no guarantee such investments will provide sufficient power for Turkcell’s operations at a reasonable cost, or that we will be able to achieve our emissions reductions goals in the timeframe we have announced.

The Turkish Sustainability Reporting Standards (“TSRS”) entered into force on January 1, 2024, with the decision of the Public Oversight Authority in Türkiye. These standards are based on IFRS S1 and IFRS S2 developed by the International Financial Reporting Standards Foundation and issued by the International Sustainability Standards Board. In line with this decision, the Company published TSRS-compliant sustainability report for 2025, including detailed disclosures on climate-related risks and opportunities, as part of its integrated annual report in March 2026. The Company’s disclosure of information on its Environmental, Social and Governance (“ESG”) objectives and initiatives in its public reports and other communications (including its GHG emission reduction targets) exposes it to the risk that it will fail to achieve these objectives and initiatives. In addition, in response to such new regulatory, or other initiatives, Turkcell may choose, or be required, to modify or adopt additional strategies, policies, or procedures related to ESG matters or prepare more expansive ESG reporting, which could cause the Company to expend significant capital and human resources and could divert management’s attention. Non-compliance with any applicable ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase. Simultaneously, some stakeholders may pursue actions, such as litigation or policy initiatives, to reduce companies’ efforts on certain ESG-related matters, which may require Turkcell to incur additional costs or otherwise adversely impact its business. In addition, the Company makes its best efforts to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues; however, it may not always be able to fully meet such expectations or requirements in a timely manner.

Although the Company is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its GHG emission reduction targets), its reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected. In particular, the company issued a sustainable bond in January 2025, in accordance with the commitments outlined in Turkcell’s Sustainable Framework. While the terms of the Sustainable Bond do not impose legally binding obligations regarding the use of proceeds, and a failure to adhere to the framework would not constitute an event of default, such a scenario could still give rise to regulatory and reputational risks. Regulatory actions or investor claims could be pursued under U.S. securities laws, or similar fraud and misrepresentation theories in other jurisdictions, alleging that investors were misled regarding the intended use of proceeds. Furthermore, even in the absence of formal liability, public concerns over non-compliance with sustainability commitments could impact investor confidence, reduce demand for future bond issuances, and lead to reputational harm or may result in administrative fines by the Capital Markets Board of Türkiye.

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

Through our Cyber Defense Center practices, we have observed many privilege theft and escalation attempts. Also, many phishing and malware activities were detected, including those which targeted technology companies and aimed at taking control over our clients and servers. While no attacks to date have resulted in material impact, there can be no assurance that future attempts will be unsuccessful. A successful hack could disrupt our network and our ability to provide services. It could also result in unauthorized access to, misuse, loss, or destruction of our data or systems as well as theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. DDoS mitigation capability is important to maintaining our market reputation, however the development and maintenance of systems to prevent cyberattacks is costly and requires ongoing monitoring and updating. The changing cybersecurity landscape and regulatory framework could require our Company to devote significant resources to prevent, detect and mitigate the impact of cybersecurity breaches. Furthermore, as a result of the increasing rise of new technologies, such as AI, the Company could be subject to threats that are increasingly difficult to detect and prevent. The development of new attack vectors as well as changes in existing ones, could further expose us to cybersecurity vulnerabilities.

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

We purchase a significant portion of our telecommunications network equipment and related products from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems, SIM cards, handsets and distribution. In addition, since January 1, 2025, we have been working with a single exclusive distributor in Türkiye for smartphones and tablets, which increases our exposure to supplier and distributor concentration risk. Any financial difficulty, operational failure, or inability of our suppliers or distributor to deliver equipment or services in the required timeframe or quality may adversely affect our business and financial condition.

Our suppliers and distributors may face delays or disruptions due to global supply chain constraints, including shortages of semiconductors, memory and chip components. These constraints have been intensified by the rapid growth of AI-related demand across multiple industries. As flash memory and RAM manufacturers increasingly allocate production capacity to AI-related applications, we have experienced, and may continue to experience, price increases and delivery delays for certain equipment, including consumer devices (such as set-top boxes and modems) as well as data center and techfin products. Geopolitical developments, including the ongoing conflict between Russia and Ukraine and broader regional tensions, have contributed to uncertainty in global supply chains affecting the telecommunications sector. In addition, fiber-optic cables are subject to global supply and demand dynamics that may be influenced by regional production priorities, trade patterns, and transportation constraints. These factors may lead to fluctuations in availability, lead times, and pricing. While we actively manage procurement planning and supplier relationships, sustained market volatility could affect the timing and cost of certain infrastructure investments. Protectionist measures adopted in certain regions, including tariffs imposed by major economies, trade restrictions related to international transport, and other geopolitical events, such as armed conflict and political instability in Iran, the Middle East, Ukraine and Russia, may further disrupt the supply of technological devices and equipment. If such failures occur, we may be unable to provide products and services to our customers on a timely basis, may be required to increase prices, or may face challenges in maintaining, expanding or upgrading our network. In addition, national security considerations may limit our ability to utilize certain suppliers, potentially requiring us to source alternative products at higher cost or with longer lead times. For example, certain EU countries have imposed restrictions on the use of telecom suppliers that are considered high-risk for 5G network infrastructure, such as certain Chinese vendors, which is one of the suppliers used by the Company for its existing network infrastructure and equipment. During 2024, the U.S. government also imposed export restrictions against Huawei, supplementing those imposed in 2019, effecting several export license applications that allowed them to sell semiconductors in the United States. We cannot predict whether additional restrictions targeting Huawei or other Chinese technology suppliers, including restrictions that would prevent us from acquiring supplies from Huawei or other Chinese technology suppliers in the future, will be adopted or predict the impact that such restrictions may have on our operations or on our strategy for 5G. In addition, to the extent that changes in the political environment due to the imposition of protectionist or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected.

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

Our competitive position could also be adversely affected if our suppliers fall behind in technological development compared to the suppliers of our competitors. Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, thereby negatively impacting our business and operations. In particular, if prices at which we purchase products from our domestic and international suppliers increase, namely as a result of currency depreciation, inflation and raw materials shortage crisis—both in Türkiye and internationally— we would need to pass on all or a large portion of these additional costs to our customers to be able to maintain our margins. However, we may be unable to increase the selling price of products or services to fully or partially offset the price increases by our suppliers (some of which have considerable negotiating power), particularly if our main competitors choose not to implement such price increases. In addition, our existing license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Such as, with the 5G authorization, our existing obligations for local product procurement and mandated purchase quotas from SMEs have been increased; furthermore, an additional requirement for the use of national communication equipment has been introduced. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. Any of these factors could have a material adverse effect on our business and financial condition.

Our reliance on contributions from third-party providers for the development and maintenance of solutions outside our core telecommunications activities may adversely affect our business.

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications (such as TV, music, energy, mobile financial and payment services and insurance services), corporate services (such as managed services, data center services and community services), as well as for newly developed telecommunications services and products, such as eSIM subscription services, authentication solutions and connected cars. We rely on third-party providers, by choice or due to regulations, to help us effectively manage and address risks related to security and regulations for many of our products and services, including, but not limited to, those in industries beyond telecommunications. Changes in industry practice or in technology may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition. Relying on a single provider may pose a risk to our financial position by limiting our pricing flexibility and weakening our negotiating power. Further, failure by our third-party providers to provide their services on the timeframe or according to the quality standards we expect may impact our own reputation and our ability to carry out our strategic objectives.

If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.

We are subject to various laws and regulations relating to unethical business practices, including bribery and corruption, and international sanctions. Bribery and anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the FCPA also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since we operate in several countries, and given that some of our clients and local partners (including those with whom we enter into cooperation agreements or similar agreements), are government-owned entities and that our projects and agreements often require approvals from public officials, we face the risk that our employees, local partners, consultants or agents may take actions that are in violation of our policies and of anti-corruption laws. In many parts of the world where we currently operate or seek to expand our business, local practices and customs may be inconsistent with our policies, and could violate anti-corruption laws, including the FCPA and European Union regulations, as well as applicable economic sanctions and embargoes. Our employees, local partners or other parties acting on our behalf or with whom we enter into cooperation agreements or similar agreements, or our suppliers, could violate policies and procedures intended to promote compliance with anti-corruption laws or economic sanctions, regardless of whether we had participated in such acts or had knowledge of such acts at certain levels within our organization. Any of the foregoing could result in criminal prosecution and sanctions, fines, penalties, withdrawal of licenses against us, companies in which we invested, and our and their officers and employees and significant damage to our reputation, and negatively affect our competitive advantage and financial position. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our current or past affiliates.

We have strong commercial ties to several Chinese vendors from which we have in the past purchased network equipment, and currently have a significant installed base of equipment from such vendors, including in the context of the development of our 5G network infrastructure and cloud and IT infrastructure. We also have access to financing from the CDB which facilitates the purchase of Chinese equipment. Should any one of these Chinese entities become subject to U.S. sanctions, or should we or any entity in our supply chain be compelled to terminate a relationship with a vendor as a result of the direct or indirect reexport restrictions implications resulting from an entity being added to the Entity List prohibitions of the U.S. Commerce Department’s Bureau of Industry and Security (BIS), which would affect our ability to purchase their equipment in the future and require us to find alternative suppliers. Additionally, if we are compelled to terminate or suspend our relationships with these vendors for any other reason, namely as a result of the ongoing tensions between their countries and the U.S., this may lead to an increase in our costs. Such developments could also negatively impact our ability to develop and maintain our increasingly advanced network infrastructure and negatively affect our competitive advantage and financial position. One Russian vendor for our subsidiary in the Turkish Republic of Northern Cyprus has been included on the U.S. sanctions list, and we continue to take steps to terminate that relationship and otherwise mitigate the risk of secondary sanctions being imposed on our subsidiary or ourselves. At this point, however, no assurance can be given that the Russian vendor will continue to cooperate in replacing its products with a new vendor’s products nor what the U.S. authorities may do in the transition period during which our subsidiary must continue some form of relationship with the Russian vendor. For further details regarding potential sanctions, see “—Our investments in companies outside of our core market in Türkiye may not provide the benefits that we expect and we may be unable to divest such investments successfully.” These investments may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks and we may be unable to divest such investments successfully.

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

Under our licenses (2G and 3G) and Authorization Certificates (4.5G and 5G) as part of our license, we are required to pay a monthly treasury share equal to 15% of our gross revenue, subject to certain exemptions. Starting April 30, 2029, and continuing until our current ICTA authorizations expire, our allocated frequencies and infrastructure will transition into a new consolidated authorization framework. This transition requires an additional annual payment of 5% of gross sales (excluding VAT), as determined by the ICTA. We are currently subject to ongoing audits in relation to the periods through 2025 and the Ministry of Treasury and Finance (the “Turkish Treasury”) may change its views based on its interpretations of treasury share calculations. Therefore, if these interpretations differ from the Company’s calculations, unanticipated treasury share liabilities and fines may be levied. Investigations were conducted in 2022, 2023 and 2024 without assessment, however we cannot rule out the possibility that disputes will arise in respect of subsequent periods.

Operators must pay license and annual utilization fees for wireless equipment to the ICTA. The wireless equipment fee (TRx) is calculated as 5% of the Company’s monthly net sales. We believe that content services are provided without any infrastructure requirements and, therefore, that content service income should not be considered as mobile electronic communication services. The ICTA does not agree with us and is contesting our request to recover approximately TRY 142 million (not restated for IAS 29) of TRx fee paid. The lawsuits related to this dispute were finalized against the Company, and we made individual applications before the Constitutional Court, where the process is ongoing.

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

We are also exposed to litigation and dispute risks with third parties, including our competitors, which may result in regulatory investigations. For example, we are currently involved in a dispute with NetGSM, the MVNO operating on our network, an relating to an MVNO agreement with NetGSM on November 5, 2020. On August 2, 2024, Turkcell notified NetGSM of the termination of its MVNO services and ceased providing access services as of November 5, 2024, except for SIM cards that were already active on Turkcell’s network prior to that date. During the conciliation process, the ICTA issued decisions the mobile data access fees for 2024 and 2025 that would be applicable to payments resulting from the conciliation process, and later directing Turkcell to continue providing services for both existing and new NetGSM subscribers. As of December 2025, the ICTA imposed an administrative fine on Turkcell for failure to comply with the decision requiring the continuation of services to new subscribers during the conciliation process. Turkcell is challenging this decision. If Turkcell continues to provide connectivity only to existing NetGSM SIM cards that were active prior to November 5, 2024, or does not provide 5G services to such subscribers it may be subject to further regulatory actions, investigations, administrative fines or other measures by the ICTA. There can be no assurance as to the outcome of these proceedings, and any adverse outcome could have a material adverse effect on our business, financial condition and results of operations.

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

Our latest annual review as of December 31, 2025, similar to the prior annual review, revealed certain deficiencies in our controls, although none that we believe constitutes a “material weakness.” Our controls have, in the past, suffered from deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting and on our operations and may also cause financial losses.

Our consolidated financial results and/or operational performance could be adversely affected if we are unable to attract and retain our key personnel and skilled employees.

Our performance and future success depend to a significant extent on the continued service of our key personnel and our ability to hire, develop, and retain highly skilled employees. Competition for qualified telecommunications and technology professionals in Türkiye and globally is intense.

In response to these challenges, we seek to support employee retention, talent development programs, succession planning and flexible working arrangements. However, there can be no assurance that these measures will be sufficient to offset competitive pressures or adverse market conditions. In addition, the global shift toward remote work has expanded the range of employers competing for talent, increasing employee mobility and turnover risk. Macroeconomic conditions in Türkiye, including inflation and depreciation of the Turkish Lira, have also affected and may continue to affect our ability to retain our employees.

The loss of key personnel or increased employee attrition to our competitors could disrupt our operations, adversely affect our business and financial condition, and, in certain cases, lead to increased risk of breaches of confidentiality or loss of know-how.

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

In 2022, TWF acquired an additional 55% stake in our main competitor Türk Telekom, in addition to 6.68% they held in the past, and the Turkish Treasury has a golden share in that company. Türk Telekom remains the incumbent operator in the Turkish fixed line business and our largest competitor in the mobile market. We can give no assurance regarding the positions that TWF will take as a controlling shareholder of Türk Telekom and of our Company, and that it will not in some instances favor Türk Telekom or decisions which are impacted by its positioning across the Turkish economy.

Following the amendment of our Articles of Association at the general assembly on October 21, 2020, a new class of Group A shares with certain privileged rights was created. TVF BTIH is the sole owner of Group A shares, which grant certain governance privileges to their holder. Under the nomination privilege, four members of the Board of Directors, excluding the independent members, are elected by the General Assembly from among the nominees to be nominated by the Group A shareholder. In addition, under the voting privilege, each Group A share carries six votes with respect to the election of Chairman of the General Assembly Meeting and the election of five members of the Board of Directors, four of whom must be nominated under the aforementioned nomination privilege (excluding the independent members). Furthermore, the Chairman of the Board of Directors must be elected from among the members of the Board of Directors elected pursuant to the privileges granted to the Group A shares. Under the current quorum rules of the Board of Directors, at least five members must vote in favor of a resolution to be adopted. If the Group A shares cease to be held by a single shareholder, all privileges granted to Group A shares under the Articles of Association with respect to nomination and election of the members of the Board of Directors shall automatically terminate.

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

Our other main shareholder is IMTIS Holdings which is part of the LetterOne group, holding a 19.8% share in Turkcell. Two of the indirect beneficiaries of IMTIS Holdings and LetterOne have been added to the lists of persons subject to US, EU and UK sanctions on Russia arising from the situation in Ukraine. While IMTIS Holdings has assured us that it believes that it is not controlled by these persons and that it is thus not itself subject to such sanctions, and while the shareholder rights of three persons in IMTIS Holdings have been reported to be suspended, no assurance can be given that US, EU and/or UK authorities will not take a contrary position or that the scope of the US, EU, UK or other sanctions will not evolve in a way that would subject IMTIS Holdings to sanctions. Furthermore, no assurance can be given that the relevant beneficiaries of IMTIS Holdings or IMTIS Holdings itself or other LetterOne group entities directly or indirectly controlling IMTIS Holdings will not be added to the US, EU, UK, or other sanctions lists. If IMTIS Holdings or other LetterOne group entities directly or indirectly controlling IMTIS Holdings were to be subject to sanctions, we could be deemed to be in violation of such sanctions as a result of our interactions with it in its capacity as a shareholder of our Company, including the payment of dividends to IMTIS Holdings and we too could therefore become subject to sanctions. See “—Risks Relating to Our Business—If we, our local partners or any of our key suppliers fail to comply with laws and regulations regarding unethical business practices, including bribery and corruption, or were to be subject to international sanctions, this could adversely affect our business and financial condition.”

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

The amount and timing of dividends and other profit distributions, including share buybacks, are uncertain.

Our Company has adopted a dividend policy in line with the Capital Markets Board’s Communiqué on Dividends, approved by the General Assembly on March 26, 2015, under which we aim to distribute at least 50% of our distributable net income. In addition, at the General Assembly meeting held on May 15, 2025, our shareholders approved the launch of a share buyback program to mitigate the potential impact of domestic or global economic volatility on investors and to support employee share ownership initiatives. The program allows for share buybacks of up to TRY 8.5 billion, or up to 10% of our issued share capital, and was initiated on November 12, 2025, with a planned duration until May 15, 2028.

However, there can be no assurance that dividends will be declared or paid in any given period, nor that the share buyback program will be completed as planned. Decisions regarding dividend distributions and share repurchases are subject to the discretion of our Board of Directors and the General Assembly and depend on a number of factors, including our cash position, expected cash flows, funding and investment requirements, retained earnings, financial performance, financial condition, and restrictions under existing indebtedness, as well as limitations, restrictions or prohibitions that may be imposed under applicable laws and regulations, including those of the CMB. Even if the relevant conditions are met, our Board or shareholders may decide not to declare dividends or to suspend, modify or terminate the share buyback program in the future.

The price of our American Depositary Shares may be volatile, and purchasers of American Depositary Shares could incur substantial losses. Holders of American Depositary Shares are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

The trading of our ordinary shares on Borsa Istanbul and our American Depositary Shares (“ADSs”) on the New York Stock Exchange involves risks related to operating in different time zones and under different exchange regulations. Significant trading or developments in one market may occur while the other is closed, leading to price discrepancies between the two platforms. Furthermore, the varying settlement procedures and currency fluctuations between the Turkish Lira and the U.S. Dollar may further affect the liquidity and market price of our ADSs, potentially resulting in volatility that is beyond our control. Securities markets worldwide experience significant price and volume fluctuations. Market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADSs, regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, failure of securities analysts to cover our stock or changes in financial estimates by analysts, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly, and purchasers of ADSs could incur substantial losses. In addition, share sales by major shareholders, and the perception that significant sales could occur, may have an adverse impact on the price of our shares and ADRs.

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

As Türkiye’s leading premium operator based on ICTA, Turkcell holds the largest mobile spectrum portfolio in the Turkish market. Following the 5G spectrum tender that was held on October 16, 2025, Turkcell has a total spectrum bandwidth of 394.4 MHz, which increased from the 234.4 MHz held prior to the auction. With the introduction of 5G services nationwide, Turkcell’s network supports end user speeds exceeding 2 Gbps, enabling customers to enjoy a better network experience and to access mobile services at speeds comparable to fiber broadband.

In the 5G spectrum tender, Turkcell secured a total of 160 MHz of additional spectrum across the 700 MHz and 3.5 GHz bands. Specifically, the Company was awarded 2x10 MHz FDD bandwidth in the 700 MHz band and 140 MHz of TDD bandwidth based on spectrum capacity in the 3.5 GHz band. These spectrum rights are valid through December 31, 2042. By acquiring the maximum allowable bandwidth under the tender’s spectrum caps, Turkcell reinforced its market leadership with a 41.6% share of the total mobile spectrum allocated to the operators in Türkiye. Commercial utilization of the newly acquired frequencies commenced nationwide on March 31, 2026, successfully preceding the targeted April 1 timeline and marking a significant milestone in our network evolution. Turkcell’s 5G rollout encompasses Non-Standalone (“5G NSA”) and Standalone (“5G SA”) data architectures, complemented by Voice over New Radio (“VoNR”) to provide a complete 5G service portfolio.

Our Company is obliged to pay a monthly treasury share to ICTA, amounting to 15% of our gross revenue. Of this amount, 90% is considered as the treasury share, while remaining 10% is allocated to the universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue towards the ICTA’s expenses and 5% of net revenue to the ICTA as a frequency fee (TRx). Along with the new 5G allocation, Turkcell has obtained renewal rights for its existing authorizations (2G, 3G and 4.5G) from April 1, 2029 to December 31, 2042. Within this scope, during the period between April 30, 2029, and December 31, 2042, each year, 5% of gross sales revenues (excluding VAT) from mobile services will be paid to the ICTA.

Our Company is also developing its fixed line networks, including fiber-optics connecting directly to the home, creating a fiber-to-the-home (“FTTH”) network. In order to fill the gap in the areas where fiber cannot be provided, feasibly deployed, or that are constrained by xDSL service, an alternative fixed wireless access (“FWA”) solution is also offered. Under the Universal Service Laws, we pay the Turkish Treasury a yearly treasury share equal to 1% of annual net revenue from fixed services and pay annual contributions of 0.35% of net revenue to the ICTA’s expenses.

Turkcell through its Turkcell Dijital İş Servisleri A.Ş. (“Turkcell Digital Business Services”) subsidiary, operates in the data center and cloud infrastructure business and continues to seek to expand in this sector through partnerships. Turkcell and its subsidiaries (“Turkcell Group”) entered into a strategic partnership with Google and its subsidiaries (“Google Cloud”) to support the delivery of Google Cloud services across industries in Türkiye and to accelerate the adoption of cloud services by cloud customers. As part of this collaboration, Turkcell will provide the infrastructure for a planned new Google Cloud region in Türkiye, which is expected to become operational in or around the 2028–2029 timeframe. This new Google Cloud region will consist of three or more zones and further expand Turkcell’s data center portfolio. In addition to acting as a trusted Google Cloud partner and reseller in the market, this initiative is expected to strengthen Türkiye’s digital ecosystem by enabling high-performance, low-latency cloud services, supporting local data residency requirements. By responding to growing demand for cloud solutions, this partnership is expected to contribute to Turkcell’s long-term growth in data center capacity and cloud-related revenues.

We have a strong track record of profitable operations with total revenues of TRY 241.5 billion, Adjusted EBITDA of TRY 104.0 billion and net income of TRY 17.6 billion for the year ended 2025 (excluding non-controlling interests). We have achieved these results while continuing to invest in our network to support our strategy of offering quality services and innovative solutions, with capital expenditures totaling TRY 90.0 billion for the year 2025. For a description of our capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” For information on principal projects recently developed, in progress and anticipated, see “—B. Business Overview” and for our methods of financing “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

At year-end 2025 we had 46.2 million subscribers for the Group compared to 45.2 and 44.6 million in 2024 and 2023 (on a comparable scope basis, excluding the subscribers of the Ukraine subsidiaries sold in 2024 referenced below). In addition to our operations in Türkiye, we have international operations in Belarus and Turkish Republic of Northern Cyprus. For more information, see “—B. Business Overview—IX. International and Domestic Subsidiaries.” On December 29, 2023, we signed a share transfer agreement with NJJ Capital for the sale of our Ukrainian subsidiaries lifecell LLC (“lifecell”), UkrTower LLC (“UkrTower”) and Global LLC. On September 9, 2024, the Company announced that the transfer of shares, along with all rights and liabilities of lifecell, LLC Global, and UkrTower had been completed.

We are the only company listed on both the NYSE and the Borsa İstanbul, and had a market capitalization of TRY 4.8 billion as of December 31, 2025. Turkcell has also been included on the Borsa İstanbul Sustainability Index since 2014, and is part of Borsa İstanbul Sustainability 25 Index, consisting of companies with high performance on corporate sustainability.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of our principal office is Turkcell İletişim Hizmetleri A.Ş., Turkcell Küçükyalı Plaza, Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20, Küçükyalı B Blok Ofispark, 34854, Maltepe/İstanbul, Türkiye. Our telephone number is +90 (212) 313 10 00. Our internet address is https://www.turkcell.com.tr. Our authorized agent in the United States is Puglisi & Associates, 850 Library Ave., Suite 204, Newark DE 19711. The contents of our website and other websites referred to herein are not part of this Annual Report.

4.B Business Overview

Since 1993, Turkcell has played a central role in the development of the telecom industry in Türkiye, first as a traditional mobile operator, then as a converged telecom operator and digital service provider, and most recently as a technology and telecommunications company. Over recent years, we have strived to pioneer the provision of digital services in the telecom industry and at the same time, have retained our position as the mobile market leader in Türkiye on the back of our service quality, value proposition and strong distribution network. In line with this strategic vision we provide a wide range of cutting-edge digital services over our leading network, on top of offering high-end mobile and fixed voice and data services. We are a technology company maintaining our strong position in the market due to our customer-oriented approach as well as our ability to quickly provide diverse solutions to meet our customers’ communication and digital needs throughout the day. Our organizational structure reflects our aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of mobile and fixed broadband communications, digital services, digital business services and techfin services.

We operate under a GSM (2G) license granted in April 1998, which was renewed on March 31, 2023 for a further six years until April 30, 2029, a 20-year 3G license granted in April 2009 and a 13-year 4.5G authorization certificate granted in October 2015. In the 4.5G (IMT) auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator in Türkiye. We commenced offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029. Most recently, in the 5G spectrum tender held on October 16, 2025, Turkcell secured an additional 160 MHz of spectrum across the 700 MHz and 3.5 GHz bands. Along with the new 5G allocation, Turkcell has obtained renewal rights for its existing authorizations (2G, 3G and 4.5G) from April 1, 2029 to December 31, 2042.

We have differentiated our network through its quality and speed of service built on extensive spectrum rights covering 41.6% of the total spectrum available to mobile operators in Türkiye, with a wide network coverage. We have also focused on building an advanced fiber network to support our mobile and fixed offerings, including broadband and TV services. We have our own fiber network of 67.1 thousand km that is currently capable of offering up to 10 Gbps.

Through our extensive investments in LTE Advanced infrastructure, we became the first operator in Türkiye to support NarrowBand-Internet of Things (“NB-IoT”), which is required for new generation innovative applications on LTE Advanced networks. Use of this technology is now available on request across our whole LTE footprint and enables machines to communicate faster and more effectively. Furthermore, through our Cat-M network support which enables fleet management, asset tracking and smart metering, and which is presently supported by few operators in the world, we are able to provide higher data transfer throughput and have more mobility for machine-to-machine communications.

Turkcell’s broad spectrum and strong 4.5G infrastructure are poised to support a smooth transition to 5G, which we launched on March 31, 2026. The existing spectrum assets and network equipment facilitate 5G speeds through a dual approach: initially using 4.5G and 5G frequency bands in NSA mode, followed by the eventual conversion of 4.5G frequencies bands to 5G, utilizing our modern 4.5G and 5G infrastructure. With this approach, we aim to boost maximum 5G speeds, creating a competitive edge in the market.

We had 46.2 million subscribers for the Group, including Türkiye, Belarus and the Turkish Republic of Northern Cyprus as of December 31, 2025. In Türkiye, we had 43.9 million total subscribers (39.1 million mobile, 3.3 million fixed and 1.4 million IPTV subscribers) as of the same date.

The Group had previously divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin. As of March 31, 2025, consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group revised its operating segments in accordance with IFRS 8 Operating Segments. The Group’s segments are now “Turkcell Türkiye” and “Techfin” and “Other.” See “Item 5. Operating and Financial Review and Prospects—V. Reportable Segments and Reporting Currency.”

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

Since Turkcell started its operations in 1994, mobile technology has evolved from GSM (2G) to UMTS/HSPA+ (3G) to LTE/LTE-Advanced (4G/4.5G), and to 5G, delivering significant improvements in capability and customer experience. 2G was originally intended to carry voice, with some limited data and messaging capabilities, whereas the focus in 3G shifted more toward data, along with simultaneous voice and data capabilities. 4G has brought fully IP-based architecture where everything is considered data. The advent of 4G/4.5G technologies has enabled the introduction of increasingly sophisticated services featuring lower latency and higher data speeds, and capabilities to provide a variety of enriched services beyond mobile broadband, especially for vertical markets such as health, smart cities, transportation, agriculture, education and entertainment.

Turkcell currently offers services over 2G, 3G, 4.5G and 5G technologies. Traffic on 2G and 3G networks has been steadily declining as customers upgrade their devices, SIM cards and subscriptions and demand higher data speeds. Following the conclusion of the 5G spectrum auction on October 2025, nationwide 5G services were commercially launched in Türkiye on March 31, 2026. In anticipation of this transition, the Company had begun strategically evolving its network architecture to meet next-generation technical requirements and ensure seamless integration. Prior to the full-scale rollout, Turkcell participated in a localized commercial 5G pilot at İstanbul Airport in July 2022 in collaboration with other mobile network operators.

Turkcell has upgraded LTE base stations to support 5G service in existing frequency bands and is rolling out 5G base stations to operate on newly acquired 5G spectrum. In addition, as 5G sites require significantly higher backhaul capacity, Turkcell is upgrading transport infrastructure and expanding fiber connectivity to its sites to support higher bandwidth requirements, which will be critical for large-scale deployment of 5G base stations.

Türkiye has a wide range of fixed broadband services including fiber, cable, FWA, and xDSL (ADSL or VDSL services). xDSL services are the most commonly used fixed broadband services in Türkiye where Türk Telekomunikasyon A.Ş. (“Türk Telekom” and together with its mobile segment Türk Telekom Mobil (“TT Mobil”) and TTNET, the “Türk Telekom Group”) is the incumbent operator in these services. xDSL services are provided over copper lines with limited data transmission capacity. There are also a number of alternative internet service providers delivering xDSL services using Türk Telekom’s infrastructure, primarily on a regional basis. The fixed broadband market has been shifting from xDSL services to fiber infrastructure, given the higher speed and capacity demanded by customers. Fiber technology offers superior capacity, delivering high-speed connections ranging from 10 Mbps to 10 Gbps. While fiber penetration in Türkiye currently presents a significant growth opportunity compared to other Organization for Economic Cooperation and Development (“OECD”) averages, our Company is strategically positioned to bridge this gap. We are committed to expanding our fixed-line infrastructure, with a particular focus on Fiber-to-the-Home (FTTH) solutions. In order to fill the gap in the areas where fiber services cannot be provided, feasibly deployed, or that require higher speed internet services than provided by xDSL service, an alternative FWA solution is also offered by the Company. This solution, branded as Superbox, has become a success for broadband access in areas where fiber penetration is limited or not available at all.

b. The Turkish Telecommunications Market

We believe that the Turkish telecommunications market holds growth potential, supported by favorable demographics – such as a relatively young, tech-savvy population combined with an earlier age of first mobile device ownership and lower penetration levels compared to Western Europe and other developed markets. Additionally, the 2026 5G launch presents opportunities in IoT business and increasing data usage. According to a TurkStat announcement, as of December 31, 2025, the estimated median age of the Turkish population was 35, lower than elsewhere in Western Europe, with the majority of the total population of 86.1 million people living in urban areas.

There are currently two other major operators in the telecommunications sector in Türkiye apart from Turkcell: Türk Telekom and Vodafone Telekomunikasyon A.Ş. (“Vodafone”).

Acquired in March 31, 2022, 60% of the shares of Türk Telekom are held by our largest shareholder, TWF (for which they also hold an additional 1.68% of shares in its free float). The Republic of Türkiye’s Ministry of Treasury and Finance owns a 25% stake and the remaining 15% of Türk Telekom shares are publicly traded.

Vodafone Türkiye is a privately held company, through which Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund.

II. Strategy

Since its establishment in 1994 as Türkiye’s first GSM operator, Turkcell has played a defining role in the development of the telecommunications sector. Over time, in line with our convergence strategy, we expanded beyond mobile services into fixed broadband services and evolved into an integrated operator. As a next step, by developing our digital product and service competencies, Turkcell adopted a digital operator vision. While telecommunications remains our core business, today we are positioned as a technology and communications company, with a strong focus on emerging technologies and increasing investments, aiming to become a technology leader in Türkiye.

In line with this aim, our roadmap for 2026 is centered on strengthening our strong infrastructure of mobile and fiber networks along with developing state-of-the-art data centers.

Turkcell has been the market leader in terms of mobile network coverage in Türkiye with the largest spectrum holdings acquired in each of the 3G, 4G, and 5G tenders, leading mobile network speeds and population coverage exceeding 99.9% (based on Company calculations using industry-standard simulation tools and methodologies in accordance with applicable ICTA guidelines). We further consolidated this leadership position following the 5G spectrum tender held in October 2025. By securing the maximum permitted spectrum under the tender rules, Turkcell has widened the gap with its competitors in terms of spectrum assets. With the launch of 5G services on March 31, 2026, we are determined to utilize our experience and innovative capabilities for new advanced services along with our extensive coverage and fastest network.

In our fiber business, we continue to expand the roll-out of our fiber network in order to increase residential access and support 5G infrastructure. We focus not only on network expansion, but also on delivering the best customer experience with the fastest fiber connectivity in Türkiye.

In light of the strong growth of cloud services and AI, we continue to develop next generation data centers. As Turkcell, we estimate that we are Türkiye’s largest data center operator and market leader based on the IT capacity that we operate. We aim to drive growth in the cloud business through strategic partnerships. In November 2025, we announced a strategic partnership with Google Cloud to establish Türkiye’s first hyperscale regional data centers, a major milestone for the country’s digital infrastructure. Turkcell plans to invest USD 1 billion by the end of 2032. The new Google Cloud region in Türkiye will deliver a broad suite of services, including data storage, cybersecurity and AI, thereby positioning the country as a regional hub for advanced cloud technologies.

Along with a strong focus on data center and cloud business, we also cover a large range of other digital B2B services. Turkcell Digital Business Services, our technology service provider company, continues to provide tailor-made, end-to-end ICT solutions, which include connectivity, security services, system integration and managed services, new generation technologies and business applications. As part of our B2C services, our unique portfolio of digital services, such as TV, music, data storage and digital communication, are made available to our customers through our market-leading telecommunication capabilities. This sets us apart from global OTT players. Additionally, we continue to deliver digital financial services, or “techfin services.” Through digital financial services, we strive to provide our customers with a complete portfolio of digital solutions to meet their financial needs and address the ongoing demand in digitalization of the payments ecosystem.

With the aim of maximizing shareholder value, we continue to pursue our efficiency and optimization orientation. One of the most important components of our optimization strategy is energy management. We anticipate that energy will be one of our leading cost items in the short to medium-term. By further investing in renewable energy, we aim to partially balance our group energy costs and increase energy efficiency.

For the effective management of our capital, we adopted an approach of portfolio optimization, in which we systematically review our wide range of products and services to keep the product range dynamic and to ensure continuous simplification and focus. We strive to maintain continuous efficiency by strategically allocating our resources to the most effective areas, supported by ongoing evaluation and optimization from both strategic and financial perspectives. We also have a corporate venture capital fund dedicated to investing in start-ups. Finally, we continuously assess macroeconomic conditions and explore opportunities within some of our subsidiaries to unlock their value.

We are increasingly integrating data analytics and artificial intelligence into our processes to enhance operational excellence. Internally, we use artificial intelligence to optimize processes such as customer support and experience, operational planning, predictive analytics, network technical support, robotic process automation (RPA) and intelligent automation. As a leading technology company, we are also focused on “things for people,” pursuing growth opportunities in fields such as digital health, wearables and smart home systems. As a pioneer of value-delivering, sustainable technologies in the industry, we are actively exploring transformative technologies such as 6G and satellite systems with industry leaders. We may advance our capabilities in emerging technologies such as AI, IoT and satellite communications through strategic partnerships with leading companies that have deep expertise in their respective fields.

Sustainability is one of the key pillars of our strategic plan. With our net zero target for 2050 as the core objective, we aim to advance our operations in alignment with sustainability principles at global standards.

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

III. Customer Segmentation and Services

a. Customer Segmentation

In Türkiye, as of December 31, 2025, we had a total of 43.9 million subscribers including 39.1 million mobile subscribers, 3.3 million fixed broadband subscribers and 1.4 million IPTV subscribers.

Turkcell Türkiye divides its customers into three main categories: consumers, corporate and wholesale. Within each category, Turkcell further divides its customers into specific segments and sub-segments.

The aims of the segmentation are to:

●	attract new customers;
●	increase the loyalty of existing Turkcell customers;
●	respond to the changing needs of customers with the support of digital services;
●	ensure brand loyalty;
●	create a seamless series of positive brand experiences across all customer interaction points; and
●	maximize our value proposition by making the right offers to the right customers using analytical competencies.

As part of our focus on customers and our strategic vision to provide digital services, we take actions designed to increase our customer base and customer loyalty, in line with the targeted segments’ lifestyles, needs, priorities, and expectations. Turkcell Türkiye’s three main customer categories are described below.

Consumer Category

Our consumer category comprises mobile and fixed broadband customers. Mobile subscribers within this category are managed under the mass segment or within three major sub-segments: youth, women and premium. In addition, we apply a micro-segmentation approach, aligning each customer with tailored offers that best meet individual needs and expectations. In line with our strategy to strengthen our position as a digital service provider and expand our customer base, Turkcell offers a wide range of campaigns and digital services, including BiP, fizy, TV+, and lifebox, in response to market dynamics and customer demand.

Fixed broadband customers are consolidated under a single residential segment and managed within the consumer category alongside mobile consumers. This structure is intended to enhance synergies between mobile and fixed businesses. The residential segment includes fiber internet customers served through Turkcell’s own fiber infrastructure, as well as DSL, fiber and cable customers, served through resale arrangements. Turkcell’s fixed wireless access service, Superbox, is also managed under the residential segment.

Corporate Category

The corporate segment for our mobile and fixed services comprises small and medium businesses as well as enterprise customers. We deliver customized mobile and fixed communication solutions tailored to the specific needs of each segment. In parallel, we facilitate our customers’ digital transformation through an integrated portfolio of digital business solutions aimed at improving operational efficiency, strengthening connectivity and supporting sustainable long-term value creation.

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

Our mobile subscribers can choose between our postpaid and prepaid services. As of December 31, 2025, we had 7.6 million prepaid and 31.5 million postpaid subscribers, compared to 9.2 million prepaid and 29.1 million postpaid subscribers as of end of 2024. Postpaid subscribers increased to 80.7% of our mobile segment at the end of 2025, up from 76.0% at the end of 2024, reflecting our strategic objective to enhance the postpaid composition of our total mobile subscriber base. Currently, the majority of postpaid subscribers sign a subscription contract for 12 months and receive monthly bills for services.

Turkcell provides a range of fixed services in Türkiye including, broadband, voice and IPTV to consumers, as well as a broader portfolio of services to corporate customers, ranging from traffic carriage to cloud-based solutions. These services are delivered through a combination of Turkcell’s own fiber infrastructure, infrastructure-sharing arrangements and leased lines.

Accordingly, Turkcell offers fixed broadband services over the cable infrastructure of Türksat, the government-owned provider of cable and wireless broadcasting, high-speed internet and direct-to-home broadcasting services in Türkiye. In addition to providing cable, fiber, and DSL services through the infrastructure of other internet service providers, Turkcell began offering fiber services over the infrastructure of Türk Telekom, the incumbent, at the beginning of 2025. Fixed broadband subscribers are categorized as “Turkcell Fiber” and “Resell Fixed Broadband.” As of December 31, 2025, we had 3.3 million fixed broadband customers, including 2.6 million Turkcell Fiber customers, served through our own infrastructure and 713 thousand Resell Fixed Broadband customers (611 thousand ADSL, 26 thousand cable, and 76 thousand fiber). This compares to 3.2 million fixed broadband customers as of December 31, 2024, including 2.5 million Turkcell Fiber customers served through our own infrastructure, 779 thousand Resell Fixed Broadband customers (738 thousand ADSL, 35 thousand cable, and 5 thousand fiber customers). In addition to conventional telecommunication services (mobile and fixed broadband services), we also provide a range of digital services related to communication, data center, cloud to enterprises, techfin services as well as music streaming, entertainment to individuals and cybersecurity.

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

Our capability to offer 4.5G in all of 81 cities in Türkiye has resulted in increased network abilities and data speeds. We believe that 4.5G services coupled with the wider availability of technological products has contributed to a more connected life for our customers, resulting in an increase in overall internet usage. As of December 31, 2025, the number of subscribers who have signed up for 4.5G on our network was 36.6 million. This represents 94% 4.5G subscriber penetration of our mobile subscribers in Türkiye.

Smartphones, which combine the features of a mobile phone with those of other digital mobile devices (e.g., personal digital assistants, media players, GPS navigation, digital cameras, etc.) and have an operating system (e.g., iOS, Android, etc.) that allows access to the internet and runs a variety of third-party and proprietary software applications, are an important component of the growth of our mobile broadband and digital services businesses. Smartphone penetration on our network reached 91.1% by the end of 2025, slightly up from a 90.8% penetration during the same period in 2024. With the increasing demand for data, average mobile data usage reached 20.0 GB per month in 2025, as compared to 18.2 GB per month in 2024, while average mobile data usage of 4.5G users reached 20.7 GB per month in 2025, as compared to 19.2 GB per month in 2024. The table below shows the number of smartphones on our network and smartphone penetration for the periods indicated:

	2025	2024	2023
Number of smartphones on our network (millions)	28.8	28.8	28.7
4.5G compatible smartphone share in total smartphones	96%	95%	94%
Penetration(1)	91.1%	90.8%	89.8%
(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

Our distributor, dealers, Financell (our finance company), and Turkcell offer joint campaigns to subscribers, which may include the sale of devices by the dealer and a communication service to be provided by us. In addition, we sell handsets ourselves as a principal bearing inventory risk. A variety of devices are offered through these campaigns, such as smartphones, LTE-enabled modems and tablets and some complementary products, including accessories, game consoles, headsets and virtual reality sets. We deliver attractive joint campaigns with models of brands in high demand and some local handset manufacturers. We believe this contributes to increased smartphone penetration and data usage, further building customer loyalty by offering a technologically advanced product at a competitive plan.

When we sell goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs, respectively. If we sell goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

We offer fixed broadband internet tariffs to our residential customers. We also offer internet and TV bundles, where we benefit from the use of our own fiber infrastructure. We rely on the incumbent’s network to provide fixed broadband and other services outside our own fiber infrastructure, and in these circumstances, we differentiate our offering through our unique brand and our competitive customer service. We do not offer IPTV service on DSL because our TV technology is IP-based and has a multicast structure, and for technical reasons DSL infrastructure cannot support this type of service, however, we have alternative solutions that also work with xDSL services, like TV+ Pro.

While Turkcell Superonline has made significant progress in the fixed broadband business, we believe there remains further opportunity for growth in Türkiye’s fixed internet penetration. With the acceleration of digital transformations, the demand for faster connections has become mandatory in fixed broadband services. Recognizing this need, we have been focusing on increasing the penetration of ultra-fast broadband speeds, particularly in offering 1,000 Mbps services. Over the past three years, we have concentrated our efforts in expanding the reach and adoption of 1,000 Mbps services, ensuring that our customers benefit from the latest in fiber connectivity. By providing these speeds, we not only meet the growing needs of our users but also differentiate ourselves from the competition, supporting ARPU levels and further decreasing churn rates. The ratio of new customers subscribing to these packages increased from 10% in 2024 to 28% in 2025.

In addition to the internet and TV bundles, our residential broadband customers are offered fixed broadband and fiber device bundled campaigns, where specific models of new technology devices are offered to customers with 24-month internet service contracts.

We also serve our customers with our FWA service “Superbox,” which offers wireless high-speed internet access for customers and is primarily preferred by those who are at locations with no fiber infrastructure. Superbox is the first and the widest FWA service in Türkiye. The required equipment is included in the subscription plan and uses the LTE Advanced network as a backhaul to provide internet connectivity in customers’ premises. Globally, FWA services have an expanded addressable market with the rollout of 5G technology, further enhancing accessibility. Following the 5G tender held in October 2025, we introduced our 5G Superbox-ready tariffs. Superbox subscribers are considered as mobile subscribers as the service is provided over our mobile network.

(iii) Digital Services and Solutions

Over recent years, Turkcell has developed its own digital services and solutions. Turkcell offers a broad portfolio of mobile applications which are available for download on application stores by all users regardless of their choice of mobile operator. These applications are developed and maintained by Turkcell’s in-house mobile application development teams. In 2025, we had 4.4 million standalone paid users.

- BiP is a free, reliable, friendly, and solution-oriented platform that connects all of its users in 192 different countries. BiP aims to meet all communication needs of its users with fast and secure instant messaging, HD voice and video calls. Users can enjoy outstanding messaging features such as disappearing messages, instant automated translation for more than 100 languages and money transfer. BiP differentiates itself with advanced features like Discover services for corporate and personal use, and a Channels section for audience engagement. It also includes a Status section for 24-hour content sharing and an ‘Emergency’ button that alerts pre-selected contacts with the user’s location.

- TV+ is a multi-screen TV platform launched in 2014, providing over 150 channels for subscribers to enjoy an enhanced television experience. Distinguished by features such as live stream pause and rewind, cloud recording, and the ability to switch between four screens, TV+ supports Ultra HD 4K content and is accessible on various platforms including Apple TV, Android TV, TV+ Pro and Smart TV applications. TV+ Ready is the first to introduce a bundled Android TV offer in the Turkish market, allowing users access to additional apps through the Google Play store. In addition to TV+’s ease of use; the platform strengthens its archive in sports, TV series, movies, children’s content and documentaries to increase the loyalty of its users. In 2025, we expanded our premium content offering on TV+ through strategic technology integrations and content partnerships with leading global studios, including a deep integration with HBO Max and a curated film catalog agreement with Apple TV. According to Information and Communications Technology sector report for the third quarter 2025, TV+ has 17.3% market share in IPTV market, being in the fourth position, based on number of customers.

- fizy is an audio streaming service offering more than 87 million songs, podcasts, videos, audiobooks and radio channels with high quality sound. The service is available through subscription plans such as premium music, premium audiobook, student, family and duo, which are offered on monthly or yearly terms and include data allowances. Premium users can stream ad-free, listen and enjoy offline access to music and audiobooks, and experience higher sound quality. Premium users can access the service with ad-supported listening, allowing them to stream music while experiencing fizy. The application uses enhanced-AI technology for increased personalization.

- lifebox, Turkcell’s personal cloud service, provides worldwide users with a secure space for photos, documents, contacts, and videos, along with auto-sync and easy sharing features. Users receive 5GB of free storage upon downloading, and the service includes AI-driven features like PhotoPick for Instagram. Launched in 2020, “lifebox transfer” facilitates fast, free file sharing.

- GAME+ is a gaming platform through which we started offering a brand-new experience in 2021, initially over Turkish servers as part of our cooperation with the world’s most popular cloud gaming platform, NVIDIA GeForce NOW. As the platform evolved, GAME+ expanded beyond cloud gaming and now also offers Ubisoft+, making it a comprehensive gaming platform. By combining cloud gaming technology with a game subscription service, GAME+ eliminates the need for powerful hardware, expensive devices, or large disk space. With GAME+, users can easily access high-quality games and premium gaming content without the traditional hardware limitations.

Digital Identity Management Services

Mobile Signature, introduced in 2007 as the world’s first mobile signature solution, employs public key infrastructure (“PKI”) on SIM cards. This innovative technology enables mobile subscribers to legally sign electronic documents and transactions in a manner equivalent to a wet-ink signature. As of 2025, Mobile Signature has reached 96 thousand subscribers, allowing users to securely verify their identity and conveniently conduct transactions in the digital realm.

One-Time Password (OTP) is used by service providers as a secondary factor for authentication of transactions. The service allows providers to send a single-use password via SMS to their end users to ensure transaction security. It is commonly used by banks and other financial institutions for online banking and login transactions.

Turkcell Advertising Solutions provides digital advertising services for SMBs, including targeted SMS and bulk SMS, display and social media advertising, enabling measurable and performance-oriented campaigns. For agencies and large brands, the platform offers media planning and campaign execution across alternative digital channels beyond Turkcell-owned platforms, leveraging data-driven targeting, optimization and reporting capabilities.

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

Our strategy is rooted in leveraging connectivity services, system integration, and managed services, data center and cloud solutions, and next-generation technologies such as business applications, IoT, AI, and big data analytics.

This portfolio, combined with our core telecommunication capabilities, allows us to lead in critical dimensions in ICT. According to IDC reports, we are the leading ICT solutions provider in Türkiye in terms of revenues. We aim to sustain this leadership by providing tailored digital solutions that streamline operations and improve customer satisfaction in a fast-evolving market.

In 2025, Digital Business Services revenues reached TRY 22,759.1 million, up 24.7% from TRY 18,255.7 million in 2024. This growth was driven by growth in recurring services revenues, which increased by 21.5% to TRY 16,477.9 million in 2025 from TRY 13,566.7 million in 2024. On the other hand, hardware revenues increased to TRY 6,281.2 million in 2025 up 34.0%, from TRY 4,689.0 million in 2024.

Fixed telco & Cyber Security Services

We serve the Turkish market with our 68 thousand km end-to-end fiber infrastructure, enabling us to provide superior quality service. Turkcell’s value proposition of connectivity infrastructure has three main components: fixed data services, fixed voice and unified communications services and cyber-security services.

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

At the beginning of 2021, Turkcell started offering cloud-based security services, which enables flexible capacity offerings with different security products and vendors. With this initiative Turkcell’s cloud-based security service portfolio gained quick installation capabilities. Turkcell is currently offering several main security vendors’ products on its own cloud infrastructure and plans to add new vendors to its security portfolio.

Turkcell manages a “Security Operation Center” named “Cyber Defense Center – CDC,” which allows enterprise customers to take a holistic security approach by enabling them to collect security logs and correlate items to proactively detect security incidents. Turkcell also manages a Security Orchestration, Automation and Response (SOAR) service. With this service, customers’ security incidents can be immediately notified to customers via e-mail, automatically assigned to analysts and response actions taken in other network tools.

As of December 31, 2025, Turkcell managed over 7.2 thousand cyber security services in total for around 3.6 thousand customers.

Data Center & Cloud Services

Turkcell offers a wide range of data center solutions to its corporate customers. These services range from co-location solutions to cloud infrastructure (next generation virtual servers and virtual data centers), backup, disaster recovery, kubernetes-as-a-service, finance cloud and security services. As of the end of 2025, Turkcell managed over 26,000 virtual servers and protected more than 35 petabyte of data for its corporate customers. Given the demand in the market and the recent signing of our strategic partnership with Google Cloud as described below, we aim to make further investments in data centers over the next years.

Turkcell currently manages 32 data centers, four of which are classified as new-generation data centers and are also available for third-party sales. These new-generation data centers hold Tier III certifications (Design, Facility and Operations) from Uptime Institute, as well as LEED Gold, PCI-DSS and ISO 9001, ISO 27001, ISO 27017, ISO 20000, ISO 22301, ISO 10002, ISO 50001, ISO 45001, ISO 14001, ISAE 3402 and TSE 50600 certifications.

As of December 31, 2025, our four new-generation data centers in Türkiye had a total design white space capacity of 31,550 sqm and a total potential IT power capacity of 54 MW, of which 50 MW has been commissioned as active capacity.

●	Kocaeli Gebze Data Center, opened in 2016, has 10,000 sqm white space and 17 MW of total IT energy capacity on an area of 33,000 sqm.
●	İzmir Data Center, opened in 2018, has 2,350 sqm white space and 3.4 MW of total IT energy power capacity on an area of 14,500 sqm.

●	Ankara Temelli Data Center, opened in 2019, has 12,000 sqm white space and 20.9 MW IT energy capacity on an area of 46,200 sqm.
●	Tekirdağ European Data Center, opened in 2021, has 7,200 sqm white space, and 12.5 MW of total IT power capacity on an area of 37,272 sqm.

As Türkiye’s largest data center operator, we aim to “keep Türkiye’s data in Türkiye” to ensure the security and privacy of personal and sensitive data. In this context, Türkiye’s regulatory framework, which requires the localization of data generated by critical sectors and infrastructures, contributes to the development of our business and revenues by increasing the demand for our data centers. Among our small data centers, Kartal legacy data center, was phased out in 2025. As part of the planned site closure, the physical relocation of IT infrastructure to the Söğütözü Data Center is currently underway, with completion targeted for 2026.

Turkcell delivers high-availability and reliable cloud services through its four Tier III design-certified data centers. As one of the pioneers in Türkiye’s data center market, the Company maintains a competitive edge through early strategic investments and a robust infrastructure. Beyond traditional hosting, we offer comprehensive cloud solutions via our proprietary platform, Turkcell Cloud (www.turkcellbulut.com). This unified platform enables users to leverage cutting-edge technologies and ensure business continuity while eliminating the need for upfront capital expenditures. To meet the stringent requirements of the public sector, our Government Cloud service provides enhanced security measures to protect sensitive data. Notably, Turkcell Cloud is also Türkiye’s first cloud platform to achieve ISO/IEC27017 certification for cloud computing information security, underscoring our commitment to international standards. Furthermore, Turkcell offers Multi-Cloud services, providing seamless access to global providers such as Google Cloud, thereby offering our clients a versatile and scalable digital ecosystem.

Turkcell Group has entered into a strategic partnership with Google Cloud to accelerate cloud adoption in Türkiye through the local delivery of Google Cloud services. The collaboration includes the establishment of a new Google Cloud region in Türkiye, which is expected to become operational in or around the 2028–2029 timeframe with three or more availability zones, supported by Turkcell’s local infrastructure and expanded data center network.

As Google Cloud’s strategic partner and authorized reseller, Turkcell will enable enterprises across all sectors to access high-performance, low-latency cloud services while meeting strict data residency and regulatory requirements. This partnership supports advanced use cases in AI, data analytics, application modernization and cybersecurity, which we believe strengthens Türkiye’s position as a regional hub for digital innovation.

As part of Turkcell’s strategic growth targets for this business, Turkcell aims to increase its data center capacity by more than double by the end of 2032 and increase by sixfold its data center reach and cloud revenues in USD terms over the same period. Turkcell projects that its investment in connection with this partnership will be USD 1 billion by the end of 2032. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our growth strategy is partly dependent on making investments in new opportunities, in particular outside of our core telecommunications activities, which may not be successful and which could affect our business and financial condition.”

Our Data Center revenues increased by 57% to from TRY 2,000.5 million in the year ended December 31, 2024 to TRY 3,148.5 million in the year ended December 31, 2025. In the year ended December 31, 2025, our cloud services revenues increased to TRY 1,945.8 million from TRY 1,511.9 million in the year ended December 31, 2024.

System Integration and Managed Services—End to End Solutions

We provide end-to-end solutions for customers as part of their digital transformation process by combining our telecom and IT services capabilities. In these projects, we analyze the needs of our customers from a wide range of industries and provide tailor-made solutions to individual needs. To date, we have implemented around 5,800 projects with a Total Contract Value (TCV) of TRY 38 billion (not restated for IAS 29) as of December 31, 2025. Our project management team delivers diverse solutions tailored to client processes, including system integration, IT outsourcing, network security, application management, and IoT services.

New Generation Technologies and Business Applications

a.	Digital Business Applications& Solutions

Business Applications ensure corporate customers a competitive advantage by providing essential business industrial solutions. The product portfolio is mainly based on cloud-based SaaS (Software as a Service) productivity and digital transformation products. Through our global productivity and collaboration offerings, we cover the mail, storage and conferencing needs of corporate customers. Additionally, digital invoicing and digital learning solutions, along with next generation products, are available to streamline customer processes, and provide operational efficiency through new revenue streams, better customer reach and experience. We focus on process automation, remote order and entry-level e-commerce solutions tailored for SMEs as these have become crucial since the COVID-19 pandemic.

With the rise of the enterprise applications market, as well as improvements in mobile internet, cloud services and mobile devices, corporations have been undergoing a strategically important process of digital and mobile transformation. Turkcell aims to be a strategic business partner to companies in all industries for transformation projects designed to render processes manageable via mobile devices anytime and anywhere.

b.	Internet of Things Products & Solution Management

Turkcell has been serving the Machine-to-Machine (“M2M”) and IoT business since 2009. Its principal markets in Türkiye include car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture, smart energy and sales force automation applications. As of December 31, 2025, the number of M2M subscribers increased to 5.9 million, up from 5.0 million as of December 31, 2024.

Turkcell strives to continue its pioneering M2M business by expanding its services with new-generation technologies such as IoT, NarrowBand-Internet of Things (“NB-IoT”) and Long-Term Evolution for Machines (“LTE-M”) which is a type of low-power wide-area network radio communication technology standard developed by 3GPP for M2M and Internet of Things applications. Demand for these technologies, particularly NB-IoT and connected vehicle solutions, has grown in recent years across multiple industries. In addition to these technologies, eSIM-based solutions tailored to customer needs are available for Turkcell customers.

In line with increasing demand in the automotive ecosystem, Turkcell continues to enhance its connected car offerings, providing vehicle manufacturers with end-to-end solutions covering data, SMS, voice and e-call services, while supporting evolving regulatory and safety requirements.

We also design Industry 4.0 and energy solutions that aim to increase the productivity of enterprises in the field of intelligent production and integrated digital energy management. We provide solutions to manage smart factories that are redesigned for operational efficiency and lower energy consumption. These smart services include workforce tracking, social distance management, environmental conditions monitoring, forklift security, machine production management and panic buttons for production facilities to help them to increase occupational safety and efficiency.

In order to respond more effectively to rapidly evolving market dynamics and increasingly diverse customer needs, Turkcell has initiated the development of its own M2M Connectivity Management Platform (CMP). This platform is designed to offer flexible, scalable and end-to-end connectivity management capabilities, enabling customers to manage their IoT and M2M services more efficiently while supporting the introduction of new use cases across different verticals.

c.	Industry Specific Solutions

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

In the health industry, as a system integrator who provides and operates all relevant technology services and solutions, we hold a leading position in the public-private partnership (“PPP”) City Hospitals market in terms of both the number of beds and the number of hospitals, based on our estimates using publicly available information from the Ministry of Health. Eight city hospitals (Yozgat, Adana, Eskisehir, Elazig, Bursa, Basaksehir, Tekirdag and Gaziantep) are in operation and the entire technology infrastructure, from hardware to software and from systems to operations, are managed by Turkcell. As of year-end 2025, total bed capacity of the eight PPP hospitals was over 10 thousand, strengthening our position as a market leader.

In addition to PPP City Hospitals projects, we also execute additional system integration projects awarded through tenders, such as a vaccine tracking system, an electronic emergency case system for ambulances and a health provision system for the Grand National Assembly of Türkiye.

With our experienced consultants, we follow industry-specific digital transformation trends and provide end-to-end solutions by using new emerging technologies such as IoT, big data, AI and machine learning. In the manufacturing industry, we have implemented Industry 4.0 projects which enable companies to harness the power of data in order to streamline their operations, reduce maintenance costs and ensure quality in the manufacturing process. Several Industry 4.0 projects were implemented in pharmaceutical, heavy industries, oil and gas and automotive supplier industries in 2025. For example, in 2025, private network projects were launched especially in the defense industry and the petroleum sector. These projects enabled the implementation of sector-specific use cases focused on efficiency at fuel filling stations. In addition, in the defense industry, we conducted R&D studies. We will continue to focus on this critical industry. In addition, we offer technological solutions for our customers’ sustainability issues. Finance and retail companies require energy monitoring and management systems that provide sustainable solutions. We applied special IoT solutions for these sectors and enabled at least 20% efficiency improvement in their energy use. We have also recently focused on private LTE/5G networks to enable our customers to communicate within their companies with greater accessibility, reducing non-productive time. By analyzing dynamic and real-time data through our big data services, we are able to support our customers’ strategic decision-making processes, thus contributing to their profitability and efficiency. Throughout their digital transformation journeys, we meet the needs of organizations from end-to-end, ranging from team and document management to digitalization of financial processes and staff trainings.

For one of our clients in the finance sector, we are developing big data infrastructure for the organization’s mobile and web-based trading application, enabling simultaneous real-time and historical data analyses. Another project in the public sector focused on the creation of an open data platform by the execution of analytical models using sensor, mobility and local governance data in order to provide customized public services. Upon its completion in 2025, the project transitioned our data infrastructure to a big data architecture to enable scalable analytics, support high concurrent access and optimize resource management.

In addition to the foregoing, comprehensive projects encompassing on-site maintenance, repair, and support services for the IT-based hardware of designated public institutions operating on a nationwide scale are undertaken by Turkcell DBS.

We also provide various solutions for the retail industry in order to meet customer requirements by adding essential technologies such as machine learning and computer vision technologies. Some use cases are customer segmentation, customer activity at sales point, customer demographic analysis and visitor monitoring.

d.	Partner Ecosystem and Vendors

We work with around 240 partners in our ecosystem. We have consolidated our partners into three different categories:

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

In 2025, we continued the “Partner Program,” which was launched in 2020, where we have created an incremental value of partnership for 35 sales business partners of different competencies in our ecosystem. We aim to grow our ecosystem qualitatively with a win-win approach, through which our partners are positioning our product/services together with their own solutions and services.

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

(v) Techfin Services

Turkcell focuses on techfin services through our digital payment services platform, Paycell, our finance company, Financell, our insurance company, Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”) and our insurance agency, Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”). In 2025, total techfin services revenues increased by 21.1% year-on-year to TRY 13,688.8 million.

The main objective of Paycell is to provide consumers with easy access to financial services by offering fast, convenient and secure payment solutions through the combination of digital technologies and financial services categories to lead the transition into a cashless society. Paycell was established to provide techfin services, including mobile wallet, direct carrier billing (Pay Later), utility payments, POS solutions, prepaid cards (physical and virtual), domestic and international money transfers, Pay by Link, QR code payments and open banking services. We are committed to capitalizing on this well-established payment platform by leveraging our technological know-how as well as our advanced infrastructure. Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together, by offering ease-of-use, new technology and tangible benefits to consumers while facilitating further revenue generation for merchants through payment and CRM solutions.

Our finance company, Financell, provides digital financing solutions to meet the product and service needs of Turkcell’s individual and corporate customers in various sectors by harnessing the agility of its infrastructure and the convenience of the mobile industry. Financell also provides shopping loans, automobile loans via merchant partnerships and solar panel loans via project firms.

Operating in the non-life insurance sector, Turkcell Dijital Sigorta mainly provides device protection insurance products via Turkcell stores, Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”) call center and Turkcell digital channels.

Turkcell Sigorta acts as an agent and arranges corporate insurance for Turkcell and its group companies that are based in Türkiye via Turkcell Dijital Sigorta and other insurance companies.

(vi) Wholesale

(i) International Roaming

Our international roaming strategy has always been to achieve vast international coverage for our customers by providing continuous communication wherever they travel and to enable international visitors to enjoy the service quality of Turkcell. Our coverage extends to many countries worldwide through our roaming agreements. By December 31, 2025, Turkcell strengthened its roaming position in Türkiye, expanding to 210 destinations through agreements with 818 operators.

On January 20, 2015, we launched LTE roaming services for our subscribers in numerous locations around the world. As of December 31, 2025, our subscribers have experienced LTE roaming services with 364 operators in 151 destinations. We also provide international GPRS, MMS and 3G services. As of December 31, 2025, subscribers of 486 operators from 141 different locations have experienced LTE roaming services on the Turkcell network. We also provide roaming services for both postpaid and prepaid subscribers of foreign mobile operators visiting Türkiye. As of December 31, 2025, our subscribers can send international SMS to various destinations covered by our three SMS hub vendors. On June 29, 2021, we launched Non-Standalone (NSA) 5G roaming services for our subscribers in various locations around the world. As of December 31, 2025, our subscribers experienced NSA 5G roaming services with 172 operators in 80 destinations. On May 5, 2022, we launched the first Voice over LTE (“VoLTE”) outbound service in Türkiye.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totalled less than TRY 45.1 million (not restated for IAS 29) in 2025 while our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY 12.8 million (not restated for IAS 29). In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material. For additional details regarding our international roaming agreements with Syria, please See “—XII. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”).”

(ii) Wholesale Voice

Turkcell and Turkcell Superonline together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators, MVNOs, international carriers and directory service providers, which provide “118” directory assistance services.

As of December 31, 2025, Turkcell Superonline had interconnection agreements with over 90 national and international carriers. Turkcell has interconnection agreements with Türk Telekom, Vodafone, TT Mobil and other fixed telephony service operators and via these agreements, parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2025, Turkcell had interconnection agreements with over 60 fixed line and mobile operators and carriers. In addition, as of December 31, 2025, Turkcell had agreements with six directory service providers.

A full MVNO agreement was signed between Turkcell and NetGSM, a local telecommunications company, on November 5, 2020. Turkcell notified NetGSM of its MVNO service termination on August 2, 2024. Access services ceased on November 5, 2024, excluding SIM cards active before that date. To minimize the disruption and allow a grace period, Turkcell intended to maintain connectivity for those existing NetGSM SIM Cards for a transitional period from November 2024 based on fees determined by the ICTA. During the discussions, ICTA issued a decision requiring Turkcell to continue providing services to NetGSM until the resolution of the reconciliation process. ICTA subsequently issued another decision setting the mobile data access fees for 2024 and 2025 as a result of the reconciliation, and later required Turkcell to continue providing services to NetGSM for both existing and new subscribers. Turkcell has filed three lawsuits challenging these decisions while continuing to provide service to the lines active prior to November 5, 2024. The legal process is ongoing. As a result of the investigation conducted by the ICTA on this matter, Turkcell was fined TRY 50 million (not restated for IAS 29) for not providing Virtual Mobile Network Services to subscribers who were newly activated by NetGSM or who migrated to NetGSM via number portability. Turkcell filed a lawsuit against this administrative fine decision.

In Türkiye, current interconnection rates are set by the ICTA’s decision on mobile termination rates (“MTRs”) and fixed termination rates (“FTRs”). For more information, see “—XIII. Regulation of the Turkish Telecommunications Industry.”

(iii) Wholesale Data

Our vision on wholesale data is to become a premier regional wholesale provider, strategically bridging Europe, the Middle East and Asia. Leveraging Türkiye’s unique geography, we operate 19 strategic border crossings—including seven (five direct, two indirect) resilient routes to Europe and twelve high-capacity crossings to the East—to provide seamless connectivity. Our ecosystem offers a comprehensive suite of infrastructure and transmission services, from nationwide FTTx and IP Transit to advanced cybersecurity and VPN solutions. By partnering with Tier-1 operators and global content providers, we lead data localization efforts, ensuring direct network access and optimized traffic performance. Turkcell Superonline is the critical digital gateway for operators seeking scalable, secure, and high-performance connectivity across the region.

Turkcell Superonline has been taking important steps aimed at developing İstanbul as the world’s newest and important internet and content base due to its geostrategic location by successfully handling the transformation of the “Silk Road” into the “Fiber Road.” Accordingly, the company provides a bridge between east and west, which supplies a continuous connection with partnerships, the Tier-1 operators and strategic partners between Asia, the Middle East and Europe. Turkcell Superonline provides telecom services to more than 150 international operators including Tier-1 companies, Content Delivery Networks (“CDNs”) and OTTs. As of December 31, 2025, we had the capacity to carry more than 39 Tbps of international traffic.

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

We offer our customers tailored solutions based on machine learning models, featuring diverse price levels and rich content options. We aim to provide the right offers to the right customers by considering parameters such as risk scores, usage patterns, tenure and other relevant factors. We also ensure that our customers reach the same offers through all channels. We use machine learning models to understand customers’ tendencies to purchase more or less inclusive packages. Additionally, we run a model that measures our customers’ churn tendencies. All these models are integrated into the offer management systems. Turkcell’s mobile offers are based on speed and quota. The tariffs are designed by taking different needs of each customer segment into consideration.

Turkcell’s own fiber infrastructure enables fiber offers with speeds of up to 10 Gbps, which we usually offer as bundled with our TV product. Turkcell’s ADSL service offers speeds up to 16 Mbps. VDSL service provides higher speeds of up to 100 Mbps. Our cable internet offers are at speeds of up to 35 Mbps. Our FWA service Superbox offers speeds of up to 375 Mbps on 4.5G and up to 2.8 Gbps on 5G.

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

To enhance customer experience and address common industry challenges, we provide our Smart Control Service to postpaid customers at no additional cost. This initiative enables users to prevent overages by granting them proactive control over their data consumption and expenditures. Our customers can easily purchase additional packages or change their tariff plans through all communication channels, enjoying a seamless and user-friendly experience. Customers restricted by the Smart Control Service can also connect directly to a customer representative when needed.

In 2025, we launched Turkcell Tumbara – a free loyalty service that allows our customers to convert their unused mobile package benefits such as data, minutes and SMS into reward points. These points, as well as other additional points that can be earned through special promotions, are accumulated and can later be redeemed for various gifts. With Tumbara, we aim to strengthen engagement and focus on savings, whilst delivering a customer-centric experience.

Turkcell Ailem (“Turkcell Family”), launched in November 2025 is, we believe, the industry’s first family group platform in Türkiye, offering innovative benefits, such as GB transfer, group creation and exclusive unlimited in-group calling under a single ecosystem. Accessible free of charge via the Turkcell App, the platform enables families to form groups of up to five members and enjoy collective advantages seamlessly. While empowering users with the advantages of teamwork, Turkcell Ailem also seeks to deliver an inclusive experience by offering special benefits to customers aged 65+, appealing to a broad demographic spectrum. Customers can easily create their own Turkcell Ailem groups through the Turkcell App and enjoy all these advantages at no additional cost.

Turkcell aims to provide advantageous price schemes to its customers when they are abroad. With a customer-oriented focus, Turkcell offers alternative options depending on their roaming frequency. All Turkcell postpaid customers can enjoy the “Roam Like Home” offer, which allows them to use their domestic tariff while abroad by paying an additional daily fee. Alternatively, they can choose from our roaming packages, the Global and Traveler packages, which has various durations and content options.

We have three applications called Platinum, GNC, and Turkcell Bizce which serve as platforms for our loyalty programs:

•Platinum is Turkcell’s premium customer program for both consumer and corporate subscribers. Customers who use Platinum and Platinum Black tariffs are eligible to use the privileges Turkcell Platinum offers through a specially designed application. Platinum tariffs offer richer package contents. The Platinum app offers one-on-one 24/7 customer service and gifts that suit the lifestyle of Platinum customers. Weekly discounts at popular online shopping brands, free GBs, device and accessory gifts, airport transfers, discounts on flight tickets and car rentals and fuel benefits are amongst the gifts that are offered through this Platinum program.

•GNC is a mobile application that offers entertainment and provides access to certain discounts for youth segment users. A number of entertainment platforms are available on GNC, which seek to increase engagement and provide advantageous offers and gifts. Young users can play GB-earning mobile games, attend game tournaments and win prizes on GNC. GNC also shares surprise data offers twice a week through gamification scenarios such as “Crack the Egg” and provides discounts and gift cards from bands that are popular with youth segment users in a platform “Galaxy,” where they collect stars to redeem gifts and discounts.

•Turkcell Bizce is a platform aimed at women that supports personal development and economic engagement for women. The platform provides customers free data packages via collecting coupons which also has tutorial videos and inspiring contents as well as games and special brand offers. The usage of Turkcell Bizce is data free.

Shake & Win, Turkcell’s flagship loyalty campaign, continues to drive engagement by distributing over 400 million gifts in 2025. Providing customers the autonomy to select rewards has elevated satisfaction and secured consistent participation. Customer satisfaction was further enhanced through tailored benefits during significant occasions such as Ramadan and Eid al-Adha, alongside exclusive offerings for birthdays. By consistently providing these benefits, Shake &Win not only delivers exceptional value-for-money services but also contributes directly to high-quality customer retention efforts.

Turkcell Gaming made significant strides in 2025 by offering specialized packages and benefits tailored for popular games and streaming platforms, with the goal of ensuring uninterrupted entertainment for our users. Furthermore, our data-rewarding (GB) games not only enriched the customer experience but also significantly contributed to the download, activity, and engagement objectives within the Turkcell app.

Turkcell Biz+ continues to offer a unique digital experience in 2025 with its flexible, commitment-free structure. Reaching over 100,000 users, this next-generation membership model provides privileges like a guaranteed 10 GB from Shake & Win, GB transfer, and exclusive brand partnerships. Turkcell Biz+ remains dedicated to delivering freedom and value without commitment.

In fixed broadband products (fiber, DSL and cable internet), we have various tariffs for different internet speeds. We offer internet speeds ranging from 100 Mbps to 10 Gbps in fiber internet, which we provide through our own infrastructure. For resell products, our speed offerings are up to 1,000 Mbps for fiber, up to 100 Mbps for DSL and cable. To enhance our ability to respond swiftly to inflationary pressures, we have transitioned from offering tariffs on both a 12-month and 24-month commitment basis for fixed broadband to offering all our fixed tariffs on a 12-month commitment basis. Currently, 24-month commitments is only eligible as part of device campaigns. In addition, as of August 2025, we have transitioned our resell product (TTFiber, xDSL and cable) from commitment-based tariffs to non-commitment tariffs.

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

b. Corporate Tariffs and Loyalty Programs

Our strategic focus is on comprehensively addressing the diverse needs of corporate customer segments by integrating connectivity services with digital transformation solutions. Our tailored offerings, built on best-in-class network quality and superior customer experience, are designed to meet the specific requirements of each industry and customer segment. We provide a broad range of bundled packages that include voice minutes, data, SMS, company on-net services, roaming and international minutes, delivering reliable, high-performance communication solutions that emphasize quality, continuity and long-term value.

Through the İşTurkcell Plus Loyalty Program, we provide our corporate customers with non-telecom benefits that support the optimization of business expenditures while enhancing employee satisfaction. By offering a broad range of benefits across categories such as car rental, insurance, healthcare, retail, vehicle maintenance and courier services, we strategically support our customers’ business operations and foster mutual, long-term loyalty.

c. Wholesale Tariffs

Based on Turkcell’s roaming agreements, Turkcell hosts subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff for the specific call type. Inter-operator tariff is a wholesale tariff applied between mobile operators with roaming agreements.

Interconnection rates in Türkiye are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, TT Mobil, Türk Telekom and fixed-line service operators.

With respect to data sales, Turkcell aims to provide competitive prices to promote İstanbul as a regional hub for peering and IP transit services and international capacities, as well as to support the domestic wholesale market through its robust network with feasible commercial conditions.

V. Churn

The mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers who are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a regulatory rule, the operator can disconnect prepaid subscribers who do not top up above TRY 10 within 270 days. Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY 10 during a twelve-month period. Additionally, to eliminate lines that are unlikely to top up in the new year and to benefit from the tax paid to the regulatory authority for each active line at the beginning of the new year, the lines of subscribers who made their last top-up in the first quarter are closed within 270 days. Therefore, the deactivation process creates a seasonal effect in the last quarter of the year.

We deactivated 326 thousand inactive prepaid customers in 2024 and 303 thousand in 2025 following their failure to make payment for a 270-day period.

When new customers are gained, their lifecycle period is set at 155 days. After their first top-up, the lifecycle period is extended by 12 months. Otherwise, if they do not top-up after their activation, new prepaid customers lines are deactivated at the end of the 155 days.

We present churn figures to reflect average monthly churn, which we believe is in line with market practice. In 2025, the average monthly mobile subscriber churn rate increased to 2.3%. The churn rate for the fixed broadband products is calculated in the same way as for mobile products, except in fixed broadband, customers who change infrastructure from fiber to DSL/cable or vice versa are also counted in the churn rate. The average monthly fixed churn rate increased at 1.7% in 2025.

We believe we have an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY 1,174 million as of December 31, 2025 and TRY 1,081 million as of December 31, 2024.

VI. Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage have positively influenced our results in the second and third quarters of the fiscal year. Conversely, these effects have impacted our results in the first and fourth quarters. These seasonality effects have become less significant as we typically launch marketing campaigns to mitigate changes in demand levels. Summer holidays, local and religious holidays in Türkiye generally affect our operational results positively through higher consumption.

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the second and third quarters of the fiscal year. This is mainly due to the summer holidays, when both usage and number of subscriber acquisitions decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Turkcell’s mobile network provides extensive coverage across Türkiye, including the Coastlines of the Black Sea, the Sea of Marmara, the Mediterranean Sea and the Aegean Sea. Enhanced coverage extends to sparsely populated areas, exceeding the minimum requirements for 2G licensing. The company aims to fully meet regulatory obligations for its 2G, 3G license agreements, IMT Authorization and the recent 5G Authorization.

Operating across the 700, 800, 900, 1800, 2100, 2600 and 3500 MHz bands, Turkcell continuously optimizes spectrum allocation and technology deployment in response to evolving customer demands, ensuring both wide coverage and high-capacity performance.

Spectrum refarming is a strategic planning process to efficiently utilize frequency spectrum for newer technologies. With the increase in 4.5G usage, Turkcell focused on refarming the 2100 MHz band from 3G to 4.5G significantly enhancing LTE capacity and coverage. By the end of 2025, the 2100 MHz band accounted for 45% of total LTE bandwidth and carried the same proportion of total LTE traffic. In order to allocate 2100 MHz band for 4.5G services, 3G services moved to 900 MHz which increased 3G coverage with the help of lower frequency propagation. Also with the introduction of 5G, we have started refarming of some of our legacy frequencies such as 1800 MHz for more efficient use in the 5G network.

As of December 31, 2025, our proprietary fiber network reached around 67.1 thousand kilometers and connected all cities across Türkiye. We offer fiber-to-the-home (“FTTH”) network and homepass in 30 cities, with the number of premises connected to our fiber network having reached 6.3 million. Through partnerships with Turk Telekom, Turksat and Vodafone, we are able to deliver fiber and cable (hybrid-fiber coaxial) internet service to more than 5 million additional households (by our calculation), bringing over total coverage to 81 cities. We also provide enterprise Wi-Fi services. In the fixed access network, we have two main network structures called fiber-to-the-building network (“FTTB”) and the FTTH network. We have started a transformation project to convert our FTTB network to FTTH network. With this transformation, we aim to provide multi-gigabit services to our customers and to reduce our carbon footprint. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) and 10-Gigabit-capable symmetric passive optical network (“XGS-PON”) equipment which is the latest access network termination for residential and corporate subscribers. These network structures enable Turkcell to offer high speed internet, TV and Voice over IP. The fixed access network also provides bandwidth requirement for mobile sites with metro ethernet services.

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

The rate of calls that terminate involuntarily, or “dropped calls,” is calculated by dividing the number of dropped calls by the total number of calls. Turkcell’s dropped call rate is around 0.29%, which indicates that out of 10,000 calls only 29 end as dropped calls.

The quality of service is continuously being enriched through extensive network optimization and investments in 2G, 3G, VoLTE and VoNR networks to improve both quality and capacity. According to various benchmarks, we believe that Turkcell has one of the best 3G and VoLTE dropped call rate performance compared to other networks worldwide.

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

c. Network Evolution

(i) Radio Network

Turkcell currently operates 2G, 3G, 4.5G and 5G networks. Nationwide 5G services officially started as of March 31, 2026 utilizing the 700 MHz and 3500 MHz frequencies acquired in the 5G spectrum tender as well as 1800 MHz frequency via partial refarming from the 4.5G network. Our 5G network can support NSA (Non-Standalone) and SA (Standalone) architectures that enable different flavors of 5G technologies to serve our customers with different 5G device capabilities with the outmost performance and capacity that can be made available to them.

In the 5G spectrum tender held on October 16, 2025, Turkcell acquired 160 MHz of new spectrum from 700 MHz and 3.5 GHz bands, increasing its total spectrum assets from 234.4 MHz to 394.4 MHz. Turkcell was awarded 2x10 MHz FDD bandwidth from 700 MHz band and 140 MHz TDD bandwidth from 3.5 GHz band. By securing the maximum bandwidth permitted under spectrum caps, Turkcell maintained its spectrum leadership, currently holding 41.6% of total mobile spectrum allocated to operators in Türkiye. Nationwide commercial use of newly acquired spectrum commenced on March 31, 2026, with the official launch of 5G services in Türkiye.

For voice services, VoLTE has been supported since day one to provide voice calls over our 4.5G network. We have activated Enhanced Voice Services (“EVS”) on our VoLTE service to further improve voice quality, making us one of the first mobile operators in the world to support this high-end feature. Applicable regulations require that our 2G network remain active until April 2029. However, the majority of our voice traffic is already carried over VoLTE. Along with the launch of 5G network, we have started to support VoNR services in addition to already existing 2G, 3G and VoLTE voice services.

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

We provide a “Wireless to the Home” or “FWA” service Superbox, which offers wireless high-speed internet access for customers without fiber connectivity. The service mainly uses 4.5G and 5G networks as a backhaul to provide internet connectivity at our customers’ premises.

We aim to deliver the best possible experience to our customers by building our network infrastructure with the latest technologies available. Just as we deployed our 4.5G network with full 4x4 MIMO (multi-input multi-output) capability, we are now building our 5G network on advanced Massive MIMO infrastructure. Massive MIMO is an advanced wireless technology that leverages a large number of antennas to enhance communication between devices, enabling more users to connect simultaneously while delivering higher speeds and improved reliability. Together, these capabilities maximize spectral efficiency, further enhancing network capacity and overall user experience. Combined with the widest spectrum portfolio in Türkiye, we believe this provides Turkcell with a significant competitive advantage.

Furthermore, we have been closely cooperating with our network vendors with a long-term perspective through projects that enable Turkcell to deploy the latest technologies even before they become available on the market. This puts Turkcell at the forefront of the technology race and allows for the evaluation of the benefits of new technologies during the development phase, and then their timely deployment once they become commercially available.

Turkcell continues to provide extensive support to projects involving domestic products, mainly in order to fulfill obligations related to the usage of domestically produced network equipment for 4.5G and 5G. Support for domestic and national product projects will be maintained following the 5G authorization. We cooperate with domestic companies regarding base stations, antennas, transports and infrastructure solutions. For example, the ULAK Project initially started as an initiative of the Undersecretariat for Defense Industries (“UDI”), aimed at designing and developing national software and hardware components for an LTE-Advanced communication system and enhancing Türkiye’s self-sufficiency in this area. ULAK has become a network vendor, producing 4.5G base stations. The 5th Generation Mobile Communication Infrastructure Development Projects were launched by the Transport, Maritime Affairs, Communication Research Center (UDHAM) within the Ministry of Transport and Infrastructure. In this context, we evaluated the project proposals of the companies determined by Turkcell and signed cooperation agreements with 8 companies on 11 projects. We support projects under the main topics of MIMO active antenna, core network, virtualization, 5G/NFV data security and OSS.

Prior to the nationwide commercial launch of 5G, we have long promoted 5G technology by enabling our customers to experience these services through international roaming. Even before the local network was fully operational, subscribers with 5G-enabled devices and 4.5G SIM cards could access 5G services abroad via SMS activation. As of March 31, 2026, customers from 89 countries have been able to experience Turkcell’s 5G services.

Turkcell’s Next Generation Communication R&D (“NG-R&D”) team was established in 2017 with an initial focus on 5G technologies. Over time, in line with the evolution of communication technologies and research priorities, the team has expanded its scope towards 6G and beyond. This transformation has been further reinforced by the establishment of 6GEN.LAB, a research laboratory supported under TÜBİTAK’s 1515 Frontier R&D Laboratory Program, focusing on 6G and AI-driven network technologies. Through this initiative, Turkcell aims to contribute to the design of autonomous 6G networks and to explore their integration into both vertical sectors and its own network infrastructure. Today, the team’s activities are structured around key focus areas, including intelligent and trustworthy networks, network management and automation, and physical layer and radio technologies. Within this scope, the team actively participates in national and international publicly funded research and innovation programs, including Horizon Europe and SNS (Smart Networks and Services) initiatives in Europe, EUREKA projects, and programs supported by TÜBİTAK, Türkiye’s national funding agency for research and development, contributing to the advancement of next-generation communication technologies.

In the scope of 5G and beyond communications, Turkcell contributes to the activities of leading international industry and standardization organizations, including 3GPP, ITU, GSMA, NGMN, 6G-SNS-IA and the AI-RAN Alliance. These engagements include active participation in working groups, projects and programs, where Turkcell provides technical input, submits contributions and takes part in discussions that support both the tracking of emerging technologies and the alignment of its long-term strategy. In particular, Turkcell contributes to 3GPP standardization activities across Radio Access Network (RAN) and Service and System Aspects (SA) working groups, providing technical inputs to ongoing studies on 5G-Advanced and early 6G-related topics. The increasing focus on 6G standardization in 2025 has further strengthened the strategic importance of these contributions, supporting Turkcell’s positioning in next-generation communication technologies. A notable another example is the “Focus Group on Artificial Intelligence Native for Telecommunication Networks (FG-AINN),” established under the ITU Telecommunication Standardization Sector (ITU-T) in 2024. Turkcell played an active role in the formation of this group and held a leadership position during its initial phase (2024 and 2025). The focus group represents the first ITU-T initiative dedicated to AI-native design principles for future telecommunication networks and is considered an important step toward the architectural evolution of 6G.

Turkcell’s Next Generation Communication R&D activities also generate tangible outputs in the form of intellectual property and scientific contributions, including patent filings and academic publications in collaboration with research partners. These efforts are complemented by a broad innovation ecosystem that brings together global technology vendors, local industry players, small and medium-sized enterprises, and leading universities and research institutions. Through these collaborations, Turkcell supports the development and validation of advanced technologies such as AI-native networks, advanced radio solutions and emerging 6G enablers, while also facilitating their potential transition toward commercial use.

Turkcell continues to strengthen its ecosystem-driven approach through joint development activities and publicly funded projects, as well as through strategic collaborations with academic institutions and research centers. Selected outcomes of these efforts have also been recognized by international industry platforms. For instance, a joint innovation on Reconfigurable Intelligent Surfaces (RIS) was awarded at the GTI Awards in 2025, and Turkcell’s research contributions have also been acknowledged in international initiatives such as the one 6G Summit, reflecting its active role in shaping next-generation communication technologies.

(ii) Transmission Network

We have been enhancing our IP/MPLS backhaul infrastructure to improve service capabilities and availability. Fiber backhaul bandwidth capacities have been upgraded to support speeds of up to 100 Gbps. Connections to mobile sites have been transitioned to fiber-optic interfaces, and the Microwave Radio Link network has been modernized to support Native Ethernet and Adaptive Modulation, enhancing availability and minimizing link outages caused by severe weather conditions.

The transmission network, leveraging DWDM technology, delivers service capacities of 100 Gbps, 400 Gbps, 800 Gbps, and 1.2 Tbps, as well as readiness for capacities exceeding 1.6 Tbps per optical channel. In 2025, Turkcell launched a new nationwide Core WDM backbone, utilizing both Super-C and Super-L bands resulting a 12 THz optical band usage over a single pair of fiber. This optimization maximizes the efficiency of existing wide-area fiber-optic deployments. Additionally, time and phase synchronization capabilities are being deployed across all transport network segments to support LTE Advanced features and forthcoming 5G TDD band deployments.

All fixed and mobile IP networks have been converged using high-capacity, state-of-the-art routers designed to support advanced technologies such as IPv6 and SRv6 to meet the capacity demands of 5G and future applications.

(iii) Core Network

Turkcell provides (i) voice services over 2G and 3G access, (ii) HD voice services over 4.5G and 5G access using VoLTE, VoNR, VoWiFi technologies, and (iii) fixed voice services to consumer and corporate customers. The 2G and 3G voice services are provided by IP based layered Next Generation Network (NGN) infrastructure. The VoLTE, VoNR and VoWifi voice services for 4.5G and 5G subscribers are provided by IMS (IP Multimedia Subsystem) and all subscribers can use seamless HD Voice technology via VoLTE VoNR and VoWiFi infrastructure. Seamless handovers are performed between VoLTE, VoNR and VoWiFi, between VoNR and VoLTE and 2/3G technologies in our core voice network. Fixed voice services are also provided by dedicated IMS infrastructure.

Our entire voice network has all levels of geographic redundancy. The control layer (central resources) provides voice services from four central data centers that fully back up each other. The voice payload layer (local resources) is spread over many locations that are close to the subscribers.

Turkcell provides a wide variety of data services to customers through high-speed and low latency data connectivity. Our access agnostic broadband core network architecture consists of 3GPP compliant network entities supporting mobile 2G, 3G, 4.5G and 5G (both 5G SA and 5G NSA) and fixed access technologies. The 5G SA supports 3GPP compliant 5G Slicing technologies and subscriptions.

With respect to our sustainable network initiatives, we have completed analysis and pilot tests and commercially launched IPv6 service to our customers.

Both IMS voice and broadband network services are deployed on Turkcell telco cloud infrastructure and are increasing due to its low cost and flexibility advantages. In addition to supplying the growing data and service requirements of existing 4.5G traffic, Turkcell has positioned its network to provide 5G services scaling on its own telco cloud. Network functions of 5G SAcore network are all developed on container-based cloud technologies in the industry. Hence, the transition to telco cloud infrastructure has also enabled the network to support 5G SA. Accordingly, we are growing our core network on container platform technology, which provides more flexibility and investment feasibility through deploying cloud-native network functions. This technology has been a critical enabler for the launch and scaling of our 5G core network.

(iv) Fixed Network

Turkcell’s own fiber-optic network delivers high speed internet services of up to 10 Gbps across 30 cities in Türkiye. We continue to invest in the latest fixed access technologies, including XGS-PON-ready infrastructure. With these capabilities, Turkcell believes that it is well-positioned to provide high customer experience.

Driven by our commitment to technology leadership, we were among the first operators to deploy Wi-Fi 6-enabled Home Gateways in response to the surge in in-home connectivity demand during the COVID-19 pandemic, significantly enhancing the residential user experience. Building on this momentum, we launched residential service packages featuring Wi-Fi 7-capable modems, enabling ultra-high-speed wireless connectivity and future-ready home networks. In parallel, we initiated virtualized access network projects and actively contributed to Open Networking Foundation (ONF) initiatives, supporting early-stage development efforts that foster knowledge sharing and accelerate the adoption of next-generation network technologies.

We provide end-to-end Wi-Fi services for our enterprise customers, which enables their guests to access Wi-Fi. The Enterprise Wi-Fi service includes installation with authentication services, and further provides the necessary interface.

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

In addition, the Turkcell Service Operation Center, located in both İstanbul and Ankara, aims to ensure business continuity by monitoring our entire network 24 hours a day, 365 days a year, and performs necessary maintenance in response to any problems that may arise.

f. Site Leasing

If a new coverage area is identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building facades and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site is identified and the exact equipment configuration for that site is determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes are carried out by our in-house team. We lease the land or rooftop sites and provide site management services (yearly rental payments, contract renewals, rework permits). If the decision is made to purchase the land, suitable alternatives are identified by Turkcell, and the acquisition is subsequently completed on behalf of Turkcell Gayrimenkul Hizmetleri A.Ş. (“Turkcell Gayrimenkul”), a wholly owned subsidiary of Turkcell. We also manage all these processes for technical demands for Turkcell Superonline and Global Tower.

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

The Continuous Improvement Center designs end-to-end business processes based on key principles such as efficiency, resilience, lean methodology and a human-centered approach. The Center leads the promotion of a lean culture throughout the organization. Its responsibilities include implementing cross-functional process improvements and monitoring process key performance indicators (“KPIs”) to evaluate the effectiveness and outcomes of these initiatives. In addition, the Continuous Improvement Center is responsible for obtaining and maintaining ISO 9001 Quality Management System certification which is an international standard that supports organizations in enhancing quality and ensuring continuity in service and performance management. Furthermore, the Continuous Improvement Center is responsible for leveraging, scaling and governing next-generation, thereby enabling technologies that support continuous improvement.

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

Turkcell BCMS is assisted by business continuity coordinators at technical and non-technical groups. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits and integrated exercises, the results of which are reviewed in management review meetings. In 2025, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

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

a. Sales Channel

We sell postpaid and prepaid services, fixed and mobile solutions and digital services to subscribers through a nationwide distribution network. Our sales activities are supported by one of the largest retail telecommunications dealer networks in Türkiye, consisting of 877 branded exclusive stores, many of which are located at prime locations, and 3,617 semi-branded dealers (i.e. digital sales points) as of December 31, 2025.

As of January 1, 2025, we consolidated our distribution model under a single exclusive distributor in order to enhance operational efficiency, improve cost effectiveness and strengthen strategic control. This model enables closer collaboration with our distributor and more efficient resource utilization, and supports sustainable growth. Under this model, our exclusive distributor supplies both Turkcell products and a broad range of consumer technology goods, including handsets, tablets, notebooks, IoT devices, accessories, TV and smart home appliances, as well as aftersales services, to the dealer network. In parallel, seven exclusive Turkcell Distribution Centers focus solely on serving semi-branded dealers.

In addition to our retail network, we operate a door-to-door sales force and home technology management team, which represents an important channel for delivering integrated solutions. We also maintain a dedicated corporate direct sales organization of more than 500 personnel, providing tailored solutions to corporate customers within their respective areas of expertise.

Our nationwide distribution channel is a strategic asset that drives market differentiation and underpins the achievement of our sales targets. This comprehensive ecosystem comprises a robust network of Turkcell-branded stores, Turkcell Distribution Centers (managing semi-branded dealers), Corporate Small Business Solution Centers, and Home Internet Solution Centers. To ensure maximum accessibility, our footprint also extends to a wide array of alternative sales points, including digital channels, ATMs, and Point of Sale (“POS”) terminals for prepaid airtime and digital top-ups.

Our non-branded dealer network ensures broad geographic penetration across Türkiye. Dealers are compensated based on the number of new subscribers acquired and the usage levels of those subscribers, complemented by additional performance-based incentive mechanisms.

We categorize alternative sales channels into two main categories: call centers and non-telco sales. Through our call center, our web site (www.turkcell.com.tr) and the Turkcell mobile application, we provide customers with fast and secure access to our products and service portfolio on a 24/7 basis. Our telesales team proactively engage customers across the consumer, corporate, and residential segments, with a focus on both customer acquisition and retention. Non-telco channels include ATMs, online banking platforms, and chain retail stores.

Alternative sales channels play a significant role in the sale of digital services. In addition to prepaid top-up transactions conducted through banking channels, these channels contribute to product sales through various campaigns for services such as fizy, TV+, lifebox, and GAME+. Weekly, monthly and annual service packages are offered through a promocode-based model to both Turkcell and non-Turkcell customers. Furthermore, the sale of digital products through technology stores and hypermarkets supports both revenue generation and brand awareness through collaborations.

During 2025, our digital sales channels continued to undergo comprehensive transformation. Accordingly, user experience and user interface components, as well as the overall shopping journey, were redesigned based on consumer insights. Payment options were expanded and diversified in response to evolving customer preferences. Our digital sales infrastructure is built around two core platforms: Turkcell’s official website, which has served as a sales channel since 2012, and the Turkcell mobile application. With a high volume of digital traffic, these platforms are positioned to serve as the primary hub for the Turkcell ecosystem, with the mobile application acting as the central digital convergence point.

The Turkcell mobile application, Turkcell App, is our primary digital channel, enabling mobile and fixed broadband customers to track bills and usage, manage subscriptions, browse campaigns and offers, purchase packages and access Pasaj, our electronic marketplace. Turkcell App has reached 132 million downloads to date, with 21 million three-month active users and over 200 million visits per month as of December 31, 2025. The application also hosts Turkcell Celly, our chatbot that provides fast and convenient customer support, and serves as the platform for campaigns such as Shake and Win, through which customers receive data, minutes, or trial subscriptions to digital services. Fixed broadband subscribers are also able to manage their accounts through the application.

In December 2020, Turkcell launched Turkcell Pasaj, a technology and electronics marketplace in Türkiye. Turkcell Pasaj offers a wide range of electronic products, from smart devices to new generation technologies, sources from Turkcell and leading third-party suppliers. Customers are offered multiple payment alternatives, including shopping credit, mobile payment and Paycell digital money, debit/credit cards and financing through Financell. Turkcell Pasaj offers same-day delivery in some cities and next-business-day courier delivery. The marketplace is fully integrated into the Turkcell mobile application, allowing both Turkcell subscribers and non-subscribers to browse products, compare prices and complete purchases securely within the app. In 2025, Pasaj continued to expand with new categories both in online retail and the marketplace offerings. Turkcell Pasaj also contributes to sustainability, notably by providing an online platform to revalue second-hand devices and convert the customer’s second-hand devices into cash. Pasaj aims to maintain a seamless customer experience while serving as a key sales channel for new technologies, supported by a customer satisfaction rating of 4.6 out of five based on our internal survey.

By prioritizing digitalization, Turkcell aims to enhance customer experience and trust across all channels. Initiatives focused on customer satisfaction increased the app store rating to 4.5 by the end of 2025, while the share of digital channels in overall sales continued to grow steadily since 2019.

On the corporate side, corporate clients are managed under four segments: public accounts, strategic accounts, major accounts and small business accounts. Turkcell’s account managers serve as the primary point of contact for public, strategic and major accounts, while dealers and telesales teams are responsible for the small business segment.

Corporate customers are supported by pre-sales teams, solution architects, business development and product management teams. In addition, dedicated vertical solution teams develop industry-specific solutions for sectors such as retail, manufacturing, energy, healthcare, finance, transportation and logistics, with the objective of supporting the digital transformation of corporate clients.

Turkcell also provides turn-key mobile and digital transformation and IT outsourcing projects for large corporations with the contribution of solution partners.

b. Advertising

By transforming from a digital operator journey into a technology ecosystem brand, Turkcell has become a leading player in Türkiye in the field of technology, providing a portfolio of both telecom and digital services that add value to its customers’ lives. In 2025, the outcome of the 5G authorization tender once again distinguished Turkcell as a leading operator, based on the attribution of the largest spectrum capacity of operators in Türkiye. We aim to bring the 5G technology to every corner of our country by utilzing the coverage and frequency bands that we obtained in the 5G tender.

Our communication efforts are built on four key pillars that define our strategy and core strengths. The first pillar is our integrated mobile and fixed infrastructure, which we believe provides a clear competitive advantage. The second is our focus on consistently delivering high-quality service throughout the year. The third is our innovative approach across all areas of operation, enabling us to respond effectively to evolving needs. The fourth and final pillar is our portfolio of offers, products and services, tailored to our customers through behavior-based analysis.

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide our customers with effortless, personalized and consistent experience across all channels. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction and helping our customers feel safe and valuable.

With respect to the provision of customer services, we mainly work with our subsidiary Turkcell Global Bilgi. In addition to conventional call center services, including telesales and collection, Turkcell Global Bilgi also provides research management, customer experience journey design, social media management and technological support services. Turkcell Global Bilgi develops its own digital platforms such as robotic process automation, cloud-based call center infrastructure and digital assistance.

We audit Turkcell Global Bilgi’s operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies.

In 2025, we launched a three-year transformation program to redefine the customer experience through technology and to strengthen our competitive position. Centered on the use of artificial intelligence, the program aims to deliver a faster, more personalized and smarter customer experience, while increasing customer satisfaction, improving operational efficiency and reducing resolution times at first contact. We aim to deploy AI-based voice bots and agents for a better customer experience. We have also intiated the upgrade of our chatbot to a next-generation solution with enhanced natural language capabilities and proactive problem-solving features.

In 2025, our AI-powered self-service chatbot, Teknocan, played a central role in enhancing customer experience by providing fast, reliable, and uninterrupted service through customers’ preferred digital channels. During the year, the total number of interactions handled by Teknocan across mobile, fixed and Pasaj channels reached 83 million. Customer satisfaction levels among Teknocan users continued to increase, supported by a strong first-contact resolution performance, with approximately 98% of customers able to obtain the information or service they needed without switching to another channel.

Teknocan delivers an end-to-end integrated experience through our patent-registered chatbot solutions, which differentiates us within the sector. Our ongoing investments in artificial intelligence not only enhance service processes, but also support the evolution of the chatbot ecosystem through innovative solutions and next-generation experience design. At the core of our customer experience strategy is the ability to provide customers with fast and accurate information. In this context, we complement the technological capabilities of our chatbot with human support when required, creating a balanced service model that combines digital efficiency with human interaction.

Further, we continued to conduct numerous projects to improve customer experience over IVR, a digital platform connecting Turkcell to its customers. Through renewed proactive IVR scenarios and the integration of all IVR packages with the CRM infrastructure and offering these via text-to-speech technology, we managed to reduce our costs and started to offer more personalized offers to our customers. With Turkcell’s advanced TTS technology, the Turkcell Superonline IVR system has achieved a more natural, clear and high-quality structure in terms of voice consistency.

Turkcell connects with social media users 24/7 with a total of 65 accounts on Facebook, X, Instagram, YouTube, LinkedIn and TikTok.

Turkcell has ISO10002 Quality Management-Customer Satisfaction-Complaints Handling Certificate since 2011 and renews it annually within the scope of design, installation, operation, sales and after-sales services of global mobile communications within Turkcell functions. The ISO 10002:2018 certification was renewed in June 2024 for three years.

With our environmentally friendly invoice project, our Digital Invoice usage rate reached 99.4% on mobile channels and 99.6% on fixed channels by the end of 2025.

d. Self-Service Customer Experience

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

In 2025, we introduced how-to videos for our individual customers, which show them step by step how to carry out operations they need on their own, quickly and easily. These videos, which can be accessed at any time on YouTube, are shared with our relevant customers after SMS, chatbot and voice calls; ensuring that transactions are completed effortlessly and the experience continues seamlessly.

At Turkcell, we remain dedicated to achieving excellence for our customers by listening to their needs and offering tailored solutions that enhance their experience.

IX. Domestic and International Subsidiaries

A component of our strategy is to grow or improve our business in our domestic market. Continued strong operations in the international countries in which we are currently present is important for us. We believe these operations offer growth opportunities and we expect them to provide additional value to the Group.

While the continued improvement of our core operations remains a key priority, we also remain open to exploring opportunities both in Türkiye and in international markets.

BeST

On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in BeST, which provides services using GSM and UMTS technologies, for a consideration of USD 500 million. On August 26, 2008, control of BeST was acquired from Belarus State Committee on Property and USD 300 million of the total consideration was paid. An additional USD 100 million was paid in December 2009 and a further USD 100 million was paid in December 2010. An additional payment of USD 100 million was required to be made to the seller in installments contingent of the financial performance of BeST. On November 30, 2022, the relevant contract was terminated by mutual agreement. On the same date, a new Investment Agreement was signed between Turkcell, BeST and Belarus to develop the telecommunications infrastructure between 2022 and 2032. Under this agreement, Turkcell is required to invest at least USD 100 million during the investment period and to pay an additional amount of USD 100 million over a period of 10 years. It is intended that this payment will be funded by 50% of BeST’s annual net income. In case the required amount is not reached at the end of the 10-year period, BeST or Turkcell shall make a lump sum payment to Belarus for the remaining balance. For more information, see Note 27 to our Consolidated Financial Statements elsewhere in this annual report. Simultaneously with the Investment Agreement, Turkcell signed a share purchase agreement to acquire a 20% stake in BeST from the State Committee on Property of the Republic of Belarus. The share transfer was completed on December 9, 2022. Responsible authorities of Belarus have rearranged the mobile communication interconnection fees between the operators in the country, considering the provisions of the Investment Agreement, and set a mobile call termination fee of BYN 0.001 for BeST for five years. In this regard, the decline in interconnection expenses will positively impact our operational profitability. Beltel, established to directly participate in BeST, merged with Turkcell on August 23, 2023.

As of December 31, 2025, BeST had 1.6 million registered mobile subscribers, the majority of which were prepaid, and its three-month active subscribers reached 1.3 million. BeST is the leader of the MNP market in Belarus in terms of number of port-in subscribers and net customer gain, according to the Centralized Database of Ported-Numbers. BeST has 9 own stores, 129 exclusive and 391 non-exclusive sales points. Sales from its online channel have been continuously increasing with rising customer demand. In addition, digital subscription packs are sold at around 3,400 sales points across the country.

As of December 31, 2025, BeST operated 2G and 3G services in all cities with a population of more than 1,000 and provided 2G/3G services on all principal intercity highways and roads of the Republic of Belarus, which corresponds to a coverage of approximately 99.8% of the entire population of Belarus, or 93.1% geographical coverage. In Belarus, the LTE and 5G license are owned by LLC Belarusian Cloud Technologies (“beCloud”) and beCloud is the only infrastructure provider for LTE services. BeST offers 4G service since August 2016 on beCloud’s LTE infrastructure, serving in all regions and major cities of Belarus with an 94.0% 4G territory coverage and 98.7% population coverage as of December 31, 2025. The availability of 4G services has improved the quality of data services and customer experience. As of December 31, 2025, the share of 4G subscribers in the three-month active subscribers reached 86%. Rising 4G penetration led to a growth in average monthly data consumption per user to 22.7GB. The 4G network served 86% of total data traffic in 2025. BeST offers 5G service on beCloud’s infrastructure in major cities of Belarus since December 2025.

BeST continues its transformation from a communications service provider to a digital operator, converting its subscribers into 4G users. Accelerating digital subscriptions and increasing its share in subscriber acquisition, enhancing self-service capabilities through mobile applications and web channels, modernization of retail channel to enhance digital customer experience in offline shops expanding digital service portfolio and penetration are the key initiatives that will continue to drive the digitalization journey in 2026. By bringing together connectivity and content to enrich customers’ digital experience, BeST is driving ARPU growth through data services and a diversified digital services portfolio in line with Turkcell’s strategy. Accordingly, BeST provides music, video, games, security, digital publication and digital education platforms within its digital services portfolio. By the end of 2025, 55% of three-month active subscribers are using at least one digital service and solution.

BeST continues to enhance its mobile application with new services and functionalities. Following an extensive update, the platform has evolved from a simple self-service tool into a unified digital ecosystem that seamlessly integrates connectivity, finance, e-commerce and entertainment.

BeST conducted a rebranding process and updated its brand identity in December 2025 to support its evolving service quality, improved customer experience and digital transformation process. The change aims to enhance the company’s brand perception, increase its reputation, reach new target audiences and attract new customer segments.

In January 2022, the Republican Unitary Enterprise Beltelecom acquired a license to provide mobile communications services, which will allow the company to compete in the mobile communications market. The company announced that it plans to begin offering mobile services in 2024. However, as of the end of 2025, the service had not yet been launched.

Following the U.S., the UK, Canada, and the EU imposing sanctions in 2022, alongside broader geopolitical developments linked to the conflict in Ukraine, Belarus faced significant economic challenges, resulting in a 4.7% year-on-year GDP decline. The halt in trade with Ukraine, which had been Belarus’s second-largest trading partner representing over 13% of its foreign trade, along with disruptions in EU trade and the closure of transit routes, further strained the economy. In response, Belarus strengthened economic cooperation with Russia, secured preferential trade conditions, and expanded ties with other Eurasian Economic Union (“EAEU”) member states and China, leveraging alternative markets and transport infrastructure to mitigate the impact. By 2023, GDP growth rebounded to 3.9%, followed by a maintained growth rate of 4.0% in 2024 and 1.3% in 2025 with Russia’s share in Belarusian exports rising to approximately 70%. Supporting this recovery, the National Bank of the Republic of Belarus gradually reduced interest rates to 9.50% during 2023, and maintained that level through 2024. In June 2025 interest rate was revised up to 9.75%.

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

Lifetech LLC (“Lifetech”)

Lifetech, which is a subsidiary of Turkcell Group, was established in 2012. It is 100% owned by BeST and has around 160 professionals located in Belarus as of December 31, 2025. Lifetech provides a full cycle of software development services and develops custom and platform-based solutions to Turkcell Group and other customers and carries out software development projects both in Belarus and other countries. Lifetech is a member of High-Technology Park of Belarus since 2019.

Kıbrıs Telekom

Kıbrıs Telekom, a wholly-owned subsidiary of Turkcell, was established in 1999 in the Turkish Republic of Northern Cyprus. As of December 31, 2025, Kıbrıs Telekom had 0.7 million registered subscribers. Kıbrıs Telekom operates its 2G, 3G, 4G, and 5G services under license agreements that have been progressively expanded and extended, with current terms aligning their expiration to 2041.

The original foundation for these services was established on April 27, 2007, when Kıbrıs Telekom signed an agreement with the Ministry of Public Works and Transportation of the Turkish Republic of Northern Cyprus. Effective August 1, 2007, this 18-year agreement replaced a 1999 revenue-sharing model and granted GSM 900 and GSM 1800 licenses for a fee of USD 30 million including VAT to further enhance its infrastructure, the Company was awarded a 3G (IMT 2000/UMTS) license in 2008 for USD 10 million.

Building on these legacy authorizations, Kıbrıs Telekom was awarded a combined 4G/5G (IMT-Advanced and IMT-2020) license on November 7, 2022, acquiring 247 MHz of new spectrum (in 700 MHz, 800MHz, 900MHz, 1800MHz, 2100MHz, 2600MHz and 3600MHz bands) for USD 19.1 million, including VAT. This enabled the launch of 4.5G services on September 7, 2023. Under this 18-year authorization, Kıbrıs Telekom is permitted to offer 5G services utilizing 4G spectrum starting September 7, 2026, with full 5G deployment across all awarded bands (including 700 MHz and 3600 MHz) scheduled for September 7, 2028. An option exists to accelerate this full deployment to 2027.

Most recently, on April 27, 2025, the existing 2G/3G License Agreement was extended for 16.5 years to September 7, 2041. Concurrently, the Company acquired an additional 73.6 MHz of bandwidth (within the 900 MHz, 1800 MHz, and 2100 MHz bands) for a total fee of USD 5.9 million (excluding VAT). This fee is payable in six installments over a five-year period.

In 2012, Kıbrıs Telekom acquired Internet Service Provider and infrastructure establishment and operation licenses. Kıbrıs Telekom applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber-optic infrastructure. On January 24, 2014, a protocol was signed between Kıbrıs Telekom and the Ministry of Transportation for the right of way for highways. Total fiber-optic infrastructure implementation was at 69 kilometers by the end of 2025. In 2017, Lifecell Digital Limited (“Lifecell Digital”) was incorporated in order to operate as an Internet Service Provider company and offer converged telecom services. Lifecell Digital also acquired an infrastructure license in December 2018. In addition, Lifecell Digital was granted MVNO and call carrier licenses in May 2022.

In July 2025, the TRNC authorities articulated an objective to develop and modernize the country’s digital infrastructure and, to this end, entered into a protocol with Türkiye aimed at establishing a nationwide fiber-optic network, including international connectivity through submarine fiber-optic cables. In this context, the Turkish incumbent, Türk Telekom, has established a dedicated subsidiary to undertake the deployment and operation of the fiber infrastructure in the TRNC. This protocol is expected to reshape the country’s fixed internet market over the next 25-year. Specifically, with its 5G FWA strategy, KKTCELL will become an innovative fixed internet provider and aim to establish a resell strategy for fiber.

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

The National Regulatory Authority determines mobile termination rates. Following an increase to TRY 0.06 in October 2023, the regulatory authority implemented a 37% reduction in November 2024, bringing the rate down to TRY 0.04. Most recently, in November 2025, MTRs were adjusted upward by 13%.

The National Regulatory Authority designated Kıbrıs Telekom as an operator having significant market power in the mobile access and call origination markets in July 2021. Due to this designation, Kıbrıs Telekom is obliged to provide access and call origination service to MVNOs. As of December 31, 2025, there are two companies that have MVNO licenses.

As of January 1, 2025, Kıbrıs Telekom transitioned its home electronics and terminal business to a distributor management model. This transformation aims to centralize inventory management and enhance operational agility across the sales network. By leveraging this model, Kıbrıs Telekom seeks to optimize product availability through streamlined logistics and demand-based inventory planning. Furthermore, the transition facilitates rigorous sales performance, supporting sustainable growth and improved market reach.

Turkcell Global Bilgi

On October 1, 1999, Turkcell Global Bilgi was established to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. Turkcell Global Bilgi manages customer contacts at every channel and offers digital technologies, technological support services and customer care services to more than 100 companies in particularly banking, retail, e-commerce, insurance public and the airline industry. By announcing its presence as a Customer Experience Center in 2016, Turkcell Global Bilgi started to more deeply analyze customer experiences, gaining vast experience in the process. On August 4, 2017, Turkcell Global Bilgi obtained an R&D center certificate from the Ministry of Science, Technology and Industry. Turkcell Global Bilgi offers comprehensive solutions that support digitalization in addition to contact center services. These solutions include robotic process automation (RPA) to automate business processes, cloud-based telephony solutions for managing communication infrastructures in cloud environments, as well as digital customer representatives, chat and chatbot applications, social media platforms and video contact center technologies. These digital technologies are developed and delivered as services to enable more efficient, faster and omnichannel management of customer interaction processes. As of December 31, 2025, Turkcell Global Bilgi had 17,503 employees. 58% of these employees serve Turkcell’s customers, 37% serve customers of third parties, with the remaining working as administrative personnel.

Turkcell Superonline

Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom (founded as Bilisim Telekomunikasyon in 2004 and became Tellcom in 2006) with the Superonline business acquired from the Cukurova Group. We believe that Turkcell Superonline differentiates itself through its superior network quality and leading-edge technology with its own fiber infrastructure along with commitment to after sale services quality. Turkcell Superonline operates across our three main customer categories; consumer, corporate and wholesale. Turkcell Superonline has a wide range of services. Fixed broadband, voice and TV services are provided to consumers. Fixed data, voice, data center & cloud along with cyber security services are among the services provided to corporates. Wholesale services include wholesale international and local data and voice services with over 300 business partners.

As of December 31, 2025, Turkcell Superonline had 67.1 thousand km fiber backbone covering 81 cities in Türkiye and has 19 border crossings. The company offers fiber coverage in 30 cities and increased its homepasses to 6.3 million as of December 31, 2025, from 5.8 million in the previous year. Including partnership engagements, we are capable of covering 11.3 million households in 81 cities.

Turkcell Superonline aims to continue to invest in and expand its own fiber-optic network and further utilize the group synergy created with Turkcell. Turkcell Superonline also has a fixed telephony services authorization, which enables it to provide call origination and termination for consumers and corporations. As of December 31, 2025, Turkcell Superonline had 2.6 million fiber and 1.4 million IPTV subscribers.

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Türkiye. Turkcell Superonline has rendered Türkiye as one of the first countries where a 1000 Mbps connection is provided to homes. Since 2018, Turkcell Superonline has a capability to offer 10 Gbps connections on a demand basis.

Out of the total of 19 border crossings, we have four terrestrial and one third party submarine border crossings to Europe, providing geographically diverse and resilient routes to major European hubs. To the East, our infrastructure comprises 12 border crossings, facilitating high-speed capacity services across the Middle East, CIS and Asia. The next-generation network enables the Company to deliver high quality solutions to telecommunications operators, multinational corporations and governmental institutions. In addition, Turkcell Superonline, TI Sparkle signed an Memorandum of Understading protocol for a new submarine project between İzmir and Hania-Crete allowing for an alternative self-owned submarine border connection to Mediterannian international lines simultaneously connecting to both Europe, the Middle and Far East.

Turkcell Superonline has secured the tenders of BOTAŞ, Türkiye’s state-owned pipeline company, and TEİAŞ, Türkiye’s state-owned electric power transmission company, for the indefeasible right to use their installed fiber optic capacities on a national and regional basis, respectively. On May 7, 2025, we won the BOTAŞ tender for an additional 15-year term, complementing our existing regional TEİAŞ agreements, the earliest of which expires in 2033, which also grant rights to install and operate additional fiber optic cables. As an important portion of our fiber infrastructure backbone routes is established upon these specialized networks, our operations are inherently dependent on the continuity of these arrangements.

Turkcell Superonline offers its local and foreign clients wholesale voice termination, international leased data lines, internet access, data center and infrastructure services. It is also authorized to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, as well as mobile virtual network operating services. The company carries the majority of Turkcell’s traffic.

Turkcell Superonline pursues a domestic wholesale business strategy as well providing wholesale products such as bit stream access via its FTTx fiber coverage, infrastructure services, backbone transmission, ethernet, IP transit capacities, cyber security and VPN services to operators, service providers and data center companies in the Turkish market.

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

Global Tower operates a unique portfolio of 10,646 towers, 9,694 of which are located in Türkiye. As of December 31, 2025, Global Tower operated 837 towers in Belarus, as well as 115 towers in the Turkish Republic of Northern Cyprus with right of use, through agreements with the tower owners to sublease them to third parties through revenue share agreements. Global Tower also provides service to around 427 mobile towers in Türkiye.

Global Tower provides fast and high-quality service to its customers in collaboration with its business partners. In Türkiye, Global Tower manages the processes of renting, maintaining and installing towers in 18 structured regions with its four solution partnerships and two installation subcontractors.

Global Tower helps customers expand their network, enables peer-to-peer telecommunications and provides broadcasting field infrastructure solutions, turn-key setup services and professional operation-maintenance services. With its project management, field rental, construction works, ready-for use field delivery solutions, it helps private and public institutions reach more customers.

Global Tower’s wide service range consists of shared infrastructure services in tower/rooftop/in house fields, TV-radio infrastructure solutions, E2E and wind power infrastructure solutions, M2M/scada/telemetry infrastructure solutions, GSM-R solutions, mobile tower solutions, acclimatized system room solutions, energy infrastructure solutions, hybrid systems solutions (solar/wind), infrastructure maintenance and operation services, field acquisition and contract management services and satellite telecommunication solutions & services.

Global Tower obtained a satellite service license from the ICTA and initiated its satellite services where point-to-point or point to multipoint seamless and telco-grade data communication is needed. We provide closed satellite network solutions to our mobile network infrastructure, corporate customers and public institutions via our VSAT and SCPC satellite products. Our experienced satellite operations center and field operations and maintenance teams provide 24/7 services for over a thousand VSAT terminals.

Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)

Turkcell Teknoloji, a wholly owned subsidiary established in 2007, serves as the Company’s primary research and development hub. As of December 31, 2025, the Turkcell Teknoloji R&D Center employed over 1,000 researchers accredited by the Ministry of Industry and Technology of Türkiye. The subsidiary focuses on developing proprietary solutions across mobile communications, 5G and beyond, artificial intelligence (AI), blockchain, and fintech to drive digital transformation.

Turkcell Teknoloji maintains a diversified R&D portfolio designed to address the evolving demands of the digital economy. The Company’s development efforts are concentrated across high-impact domains, including next-generation mobile communication solutions, 5G infrastructure, cybersecurity, and cloud-native platforms. Furthermore, the Company leverages its expertise in big data analytics, AI-driven automation (AIOps), and blockchain to deliver scalable B2B and B2C solutions, ranging from mobile financial systems and digital identity technologies to advanced media services such as IPTV and OTT platforms.

Technological innovation remains a fundamental pillar of our corporate strategy. By closely monitoring global trends, Turkcell continues to invest in large-scale R&D initiatives to reinforce its infrastructure and maintain its leadership position within the Turkish technology ecosystem. These initiatives are focused on enhancing operational efficiencies and developing high-margin, value-added services tailored for diverse market segments. Our commitment to R&D excellence ensures that our proprietary solutions remain adaptable to emerging technological shifts while providing a competitive advantage.

Turkcell Teknoloji’s solutions are being strengthened with state-of-the-art, AI-powered products under development in-house around strategic themes and supported by globally recognized certifications and validations, including strong performance in the U.S. Department of Commerce’s National Institute of Standards and Technology Face Recognition Vendor Test (NIST FRVT) 1:1. In our customer digital onboarding journeys, we utilize advanced AI-driven identity verification capabilities, complemented by in-house liveness detection models to enhance security and ensure regulatory compliance. Throughout subscription processes, we also verify customer identities digitally through standards-compliant OCR checks, improving both efficiency and security while expanding OCR-based document digitization across the organization to increase employee productivity and minimize operational risks. In parallel, we are strategically expanding the integration of Generative AI (“GenAI”) across both customer-facing and internal platforms. Within our digital channels, we have transitioned our mobile chatbot architecture from traditional AI-based NLU systems to Large Language Model (LLM)-driven intent classification, significantly enhancing contextual understanding and interaction. In the next phase, we plan to deliver hyper-personalized interactions in our chatbot. Internally, we have developed “Teknocan” a RAG-based enterprise platform that enables employees to interact with corporate knowledge bases, create custom AI agents, generate presentations, and retrieve information via MCP server integrations. To further elevate customer experience and operational intelligence, we have introduced our insight product, which consolidates customer interactions from call centers, chatbots, live chat, email, and back-office channels into a unified interface, enabling advanced content, sentiment, topic, and summarization analyses. This solution provides a clear and structured evaluation framework to uncover root causes of customer issues and surface experience gaps, while offering a comprehensive view of customer satisfaction and feedback. Complementing this, our Agent Assist solution being developed to deliver real-time, “next-best-action” recommendations to customer representatives, proactively presenting relevant information, reducing cognitive load during high-stress interactions, and ensuring consistent, high-quality service delivery across all touchpoints. In all the solutions mentioned above, to ensure the highest level of data sovereignty and prevent the leakage of sensitive or personal information, all these GenAI capabilities are powered by on-premise LLMs running exclusively on internal GPU infrastructure, providing a fully secured and isolated environment for corporate data.

In the fintech sector, Turkcell Teknoloji remains committed to advancing its innovation efforts by delivering cutting-edge digital products and services to meet the evolving needs of customers. Our recent initiatives have been expanded to incorporate AI and machine learning capabilities, paving the way for smarter and more intuitive solutions. We continue to offer a wide range of personalized financial products through these fintech solutions, tailored to both Turkcell customers and non-Turkcell customers, as well as the customers of Turkcell group companies. These solutions include machine-learning-driven tools for dynamic risk assessment, fraud detection, and personalized credit scoring and pricing, particularly during the loan disbursement phase. Additionally, during the payment collection process, we have upgraded our advanced payment systems to support seamless multi-currency transactions.

Turkcell Teknoloji’s development and operations (“DevOps”) transformation has unified teams, accelerated delivery and strengthened governance. By embedding security protocols directly into the Software Development Life Cycle (SDLC), an approach known as DevSecOps, the Company has successfully ‘shifted security left.’ This integration automates security audits and quality assurance from the initial stages of development, significantly mitigating vulnerabilities and deployment-related risks. To maximize efficiency across the SDLC, we instrument and measure development, analysis, and testing workflows end to end; we systematically identify and remediate inefficiencies through data driven corrective actions; and we extensively leverage AI capabilities to augment code review, optimize test coverage and execution and accelerate defect detection and root cause analysis.

Since 2018, Turkcell Teknoloji has been actively conducting research and development activities in blockchain technologies. Through extensive studies, the company has developed innovative products and services aimed at unlocking the value potential of this technology. In line with this vision, Turkcell has focused on solutions such as digital asset management, digital wallets, and digital identity systems. In 2025, as another significant milestone, Turkcell launched a new login method for identity verification on the Republic of Türkiye’s e-government platform through its digital identity product. This solution enables citizens to securely access a wide range of public services and government information online. Throughout this journey, Turkcell Teknoloji has closely monitored industry developments at both national and international levels and has actively pursued collaboration and partnership opportunities to drive innovation and deliver cutting edge blockchain based solutions.

Turkcell Teknoloji has expanded its Cyber Security R&D focus this year to address complex challenges in Generative AI and automated testing. To handle the specific structure of the Turkish language, the company developed a unique hybrid architecture for Large Language Models. In application security, a new “Shift-Left” Dynamic Application Security Testing (DAST) solution was introduced, utilizing browser extension technology to manage multiple testing engines efficiently. In parallel, internal code auditing was also strengthened by a patent-pending analysis engine designed to detect sensitive data with high accuracy. Turkcell Teknoloji also redefined access control with a privacy-centric CAPTCHA system that aggregates behavioral analysis and Proof-of-Work into a dynamic risk score without using cookies. For network defense, a recursive discovery architecture was deployed to uncover unknown assets and validate potential vulnerabilities. Strategic management has been transformed by a new platform that allows teams to run instant “what-if” risk simulations. Additionally, Turkcell Teknoloji launched a domestic Cyber Threat Intelligence platform to ensure central tracking and full regulatory compliance. These combined efforts demonstrate a strong commitment to building specialized, reusable, and independent security technologies.

Turkcell Teknoloji collaborates with a wide network of national and international R&D companies, universities, and research centers, playing an active role in both Türkiye’s research and development ecosystem and international collaborative programs. The aim is to expand the entrepreneurial ecosystem, support the vision of technoparks, and lead in R&D by fostering collaborations with all stakeholders committed to progress and innovation. Turkcell Teknoloji engages in collaborations with universities across Türkiye, supporting academic studies focused on software development life cycle artificial intelligence, blockchain, quantum technologies, and 5G and beyond. Through these partnerships, university-industry cooperation is enhanced, contributing to the creation of value-added products in the country.

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

A significant focus for Turkcell Teknoloji in international collaboration is the Horizon Europe program, the European Union’s key funding framework for research and innovation. The program, publicly funded by the European Commission, facilitates large-scale collaborative projects aimed at addressing global challenges and advancing scientific excellence. Turkcell Teknoloji actively engages in Horizon Europe projects to develop innovative solutions that align with European research priorities while contributing to global sustainability and digital transformation goals. Horizon Europe also provides a platform for Turkcell Teknoloji to build long-term collaborations with prominent European R&D institutions, technology providers, and industry leaders, fostering knowledge exchange and technological advancement. To further strengthen its strategic engagement in emerging technologies, Turkcell Teknoloji has initiated membership processes for the 6G-IA (6G Smart Networks and Services Industry Association) and ADRA (AI, Data, Robotics) EU partnership, aligning its efforts with Horizon Europe objectives for the advancement of AI-driven and next generation communication technologies.

As of the date of this report, Turkcell Teknoloji is actively conducting 12 national and EU-funded and innovation projects, spanning a broad spectrum of advanced digital technologies and applied research domains. The Company’s R&D portfolio strategically integrates industrially oriented national projects with large-scale European collaborative initiatives. The projects are primarily focused on next-generation 5G and 6G communication networks, intelligent and energy-efficient network management systems, and cloud-to-edge computing architectures. Furthermore the portfolio leverages AI–driven optimisation and advanced machine learning to enhance operational efficiency, generative AI-supported software development, and logistics management. Key research areas also include post-disaster coordination technologies and the development of sustainable, cost-effective connectivity solutions. To date, the company has collaborated with over 300 stakeholders from 25 different countries in publicly funded projects. The company continues to focus on increasing Horizon Europe and EUREKA project applications and funded projects in the coming years.

Intellectual property (IP) is a cornerstone of Turkcell Teknoloji’s innovation strategy. The company’s increasing number of patent applications is a testament to its commitment to technological advancement. By the end of 2025, a total of 612 national and 33 international patent applications were submitted by the Turkcell Teknoloji R&D Center. A total of 5,308 national and 313 international patent applications, along with 1,215 registered patents, have been recorded by Turkcell Teknoloji.

Turkcell Satış A.Ş. (“Turkcell Satış”)

Turkcell Satış sells telecommunication and IT products through our flagship store and provides a wide variety of products via our website “www.turkcell.com.tr.” In the last quarter of 2020, e-commerce business related to consumer electronics was rebranded under “Pasaj” and also started to serve as a marketplace platform for consumer electronic sales of third-party sellers. In addition, since Turkcell Satış is experienced in the sector, it also acts as an intermediary between producer and distributors to support the determination of products, pricing, amount to be sold, sales support components and management of their inventory. Our system integration projects and technology operations within the healthcare sector, including PPP City Hospitals, are executed through our subsidiary, Turkcell Satış ve Dijital İş Servisleri A.Ş.

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

In 2019, Financell added corporate entities to its existing individual customer portfolio in support of Turkcell’s corporate business. In 2020, Financell started providing financing solutions also to Turkcell Superonline customers. In 2022, Financell started providing consumer loans via the Paycell platform for online and offline shoppers, auto loans, and solar panel loans via project firms.

As at the end of 2025, as per Association of Financial Institutions data, Financell was the leading finance company in Türkiye in terms of number of customers.

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

Since January 2020, installment periods for smartphone purchases in Türkiye have been subject to regulatory limitations based on retail price thresholds. As of December 31, 2025, devices with a retail price exceeding TRY 20,000 are restricted to a maximum three-month installment plan, while those priced below this threshold may be offered with up to a twelve-month plan. Although the regulatory threshold has been progressively adjusted—from TRY 3,500 in 2020 to TRY 5,000 in December 2021, TRY 12,000 in January 2023, and most recently to TRY 20,000 in December 2024—these constraints have exerted downward pressure on the volume of consumer loans disbursed by our finance subsidiary, Financell. To mitigate these impacts, Financell maintains a prudent risk management framework while diversifying its distribution network. Beyond Turkcell’s physical stores, website, and mobile application, Financell’s credit solutions are integrated into the Paycell platform, Turkcell and Financell call centers, and selected third-party merchants.

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

Financell maintains a diversified funding base comprising equity and debt financing. While bilateral loans from local and international banks remain the primary source of funding, the Company also utilizes local debt capital markets to optimize its liquidity position. Throughout 2025, Financell issued a series of short-term commercial papers with an aggregate nominal value of approximately TRY 2.0 billion (not restated for IAS 29), with maturities ranging from three to four months. These issuances demonstrate the Company’s continued access to local capital markets and its ability to manage short-term working capital requirements effectively.

During 2025, Financell granted TRY 19.1 billion of loans. As of December 31, 2025, the total outstanding loan portfolio is at TRY 7.8 billion, compared to TRY 6.6 billion at year-end 2024 (both values are not restated for IAS 29). This contraction in the outstanding balance reflects the Company’s strategic focus on portfolio quality and the impact of prevailing regulatory installment limits.

The Company’s Cost of Risk (CoR) increased to 4.1% as of December 31, 2025, from 2.9% in the prior year. This trend is closely monitored as part of our proactive risk management framework, reflecting broader macroeconomic conditions.

Turkcell Dijital Sigorta

Turkcell Dijital Sigorta operates in the non-life insurance sector, under the brand Wiyo. The product portfolio consists of mobile phone protection, credit protection, accident & health (A&H) and compulsory earthquake insurance. Its flagship product, mobile phone protection insurance (Akıllım Güvende), positions the company as Türkiye’s only insurer specialized in smartphone insurance. The Company also provides Cyber Security Insurance covering Turkcell Group companies.

Turkcell Sigorta

Turkcell Sigorta acts as an agent and arranges corporate insurance for Turkcell and its group companies that are based in Türkiye via Turkcell Dijital Sigorta and other insurance companies, including the “Directors and Officers Liability Insurance,” which covers the liability of executives within the Turkcell Group with respect to their duties, and “Property and Casualty Group Policies,” which protect the assets of Turkcell and its group companies against risks such as fire, earthquake, flood and storm risks.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme” or Paycell”)

Turkcell Ödeme became operational as of March 2012, presenting users with a convenient mobile payment solution and offering a streamlined experience under the “Paycell” brand. Paycell is a payment services platform providing digital payments and core financial solutions for both merchants and consumers.

In August 2016, Turkcell Ödeme acquired a Payment Service Provider License from the BRSA to become the first mobile network operator subsidiary in Türkiye holding this license. With its brand “Paycell,” Turkcell Ödeme has expanded its merchant network by implementing easy and secure payment methods, both online and in stores, across a wide range of everyday services. Paycell offers a comprehensive digital financial ecosystem that simplifies daily life for customers through services such as direct carrier billing (Pay Later), money transfers, payments, wallet, and a prepaid card, while providing merchants with QR-based payment options and Android /virtual POS solutions as well as Pay by Link. We have further expanded our finance products with precious metal and shopping limit (consumer finance product). Paycell users are able to buy, keep or sell precious metals directly through the app. We introduced Paycell Shopping Limit, a consumer finance solution that enables purchases in up to 36 monthly installments, developed through the collobration of Paycell and Financell. Additionally, we integrated with the Interbank Card Center’s infrastructure to enable seamsless QR payments nationwide, allowing customers to pay effortlessly via their mobile phones.

Since receiving its electronic money payment license in July 2017, Paycell has evolved into a comprehensive financial ecosystem. The platform has sustained its growth by integrating peer-to-peer money transfers, expanding merchant partnerships, and increasing the penetration of Paycell prepaid cards. To bolster its card issuance capabilities, Paycell has established long-term strategic partnerships with Visa, Mastercard, and TROY (by the Interbank Card Center). Reflecting our operational continuity, these collaborations involve ongoing incentive-based agreements with Visa and Mastercard. On the technological front, Paycell has significantly enhanced its contactless payment capabilities. Following the initial launch of NFC payments with TROY in December 2024, the service was expanded in 2025 to include all Visa and Mastercard holders on compatible Android devices. Furthermore, the app now enables QR-based payments, allowing users to utilize third-party bank cards stored within their Paycell digital wallets. Beyond its core B2C offerings, Paycell has strategically entered the B2B segment, leveraging its proven track record and corporate infrastructure to provide tailored solutions for business partners.

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

In 2025, Paycell obtained three new CBRT licenses, becoming the first payment and electronic money company to be fully licensed across all service areas subject to CBRT approval under the payment and electronic money regulations. Paycell has also integrated with the Interbank Card Center’s open banking infrastructure, enabling customers to link all their bank accounts in Paycell, view balances and transaction histories across different institutions, and initiate payments from their bank accounts—without switching between applications. Another development is a new collaboration aimed at increasing Paycell App adoption and deepening penetration among parents and students. Paycell and Okulyo, a student tracking solution provider, have joined forces to deliver a payment infrastructure that links the access cards students use at school entrances with the payments they make at schools.

Paycell’s aim with end-to-end payment solutions is to bring the merchants and the consumers together by offering ease-of-use, new technology and financial benefits to consumers, while facilitating further revenue generation for merchants through payment and CRM solutions. Paycell POS offers collection and e-invoice processes in accordance with regulations on a single platform and provides cost efficiency for its merchants. Paycell continues to improve its products and services for merchants. The Android POS product, with its value added services such as RestaurantPOS, TaxiPOS, seeks to provide cost optimization and increase efficiency. Our Virtual POS product, where we provide a smooth end-to-end experience with ongoing developments made with integrators providing services in the e-commerce sector, not only seeks to provide cost savings for both our merchants in the market and Turkcell e-commerce channels, but also to provide value-added services and additional revenue for Paycell. Pay by Link, which is an ideal solution to make the online payment experience fast and secure, and can be used in many sectors, from the automotive industry to the service sector. Merchants can quickly and easily apply for POS products via the IstePaycell platform, via web and mobile application.

Paycell expanded its financial services portfolio with international money transfer solutions, enabling fast, secure, and transparent cross-border transfers for both sending and receiving through partnerships with Mastercard and Remitly. Paycell allows consumers to receive money from 50 countries and send money to Mastercard cards and bank accounts in more than 80 countries via digital channels, enhancing financial accessibility while creating new revenue streams and cross-selling opportunities across its ecosystem.

Paycell’s globalization efforts continue through various activities and initiatives. Following Paycell Northern Cyprus’ digital wallet application launched in July 2023, as of 2025, e-money and bill payment services in Turkish Republic of Northern Cyprus are now actively used by over 9,600 verified customers. In 2026, the Paycell Northern Cyprus application aims to increase usage rates and user activity through customer campaigns and standard promotional activities. In 2024, following a strategic shift decision, Paycell LLC ceased its operations in Ukraine, and on January 27, 2025, we decided to liquidate the company. In 2024, Paycell Europe gained traction in international money transfer and payment services in European Union countries, with over 2,700 verified customers using its money transfer application. In addition to enabling transfers to Paycell Wallet in Türkiye, Paycell Europe now offers direct transfers to Turkish bank accounts in partnership with Paytop. Furthermore, Paycell is expanding its corridors to facilitate money transfers to and from other countries. Paycell Europe continues to focus on international money transfer activities, prioritizing growth and service improvements in this area. While the company is researching opportunities to develop financial platform services in the future, its immediate focus remains on enhancing its money transfer services.

As of December 31, 2025, Paycell had 6.7 million three-month active users. The Paycell app has been downloaded 35.0 million times to date. Paycell mobile payments three-month active users reached 5.5 million. The total transaction volume through Paycell reached TRY 175.1 billion in 2025 (not restated for IAS 29).

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”)

Sofra was incorporated on July 24, 2018. On October 21, 2024, Turkcell Ödeme acquired a 33.3% stake in Sofra from Posta ve Telgraf Teşkilatı A.Ş., thereby completing the acquisition of all remaining shares and reaching 100% ownership. Sofra offers meal cards issued under the “PAYE Card” brand, enabling personnel of customers to conveniently purchase food at member merchants. At the end of 2025, PAYE Card had 30 thousand active cardholders with services at around 8 thousand merchants. PAYE Card also has a virtual card feature which enables consumers to pay with QR at selected chain stores.

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

Turkcell Enerji continued to advance its renewable energy investments to support self-consumption. In 2025, a 163.5 MW solar power plant was installed and a further 62.3 MW solar power plant was commissioned. We aim to further expand our renewable energy capacity in 2026 while maintaining a strong focus on energy efficiency.

TDC Veri Hizmetleri A.Ş. (“TDC”)

We have identified the data center and cloud business as a strategic priority and are consequently allocating significant investments to support its growth. To optimize operational focus and scalability, we undertook a corporate restructuring. On July 11, 2024, TDC was incorporated and, on February 20, 2025, Turkcell Superonline’s data center assets were transferred to this new entity via a partial demerger. This organizational separation is designed to manage our data center and cloud operations more effectively through oversight. To further bolster our market position, we have also established a strategic partnership with Google Cloud. See “—III. Customer Segmentation and Services—b. Services—(iv) Digital Business Services Data Center & Cloud Services.”

Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware”)

Atmosware, a wholly-owned subsidiary of Turkcell, was incorporated on October 8, 2021, to support Turkcell’s software development activities. Since its inception, Atmosware has expanded its scope and currently plays a critical role in executing our Company’s AI-driven digital transformation and software strategies.

Atmosware focuses on providing software development services and technical solutions that enhance the operational agility of the Turkcell Group. By leveraging its deep technical expertise, the company reduces external dependencies and optimizes R&D expenditures. Beyond internal Group projects, Atmosware aims to commercialize its software capabilities by offering turn-key consulting and technology services for the AI-powered digital transformation processes of corporate clients across various sectors in Türkiye.

Viewing technical talent management as a strategic priority, Atmosware operates as a specialized technology training center. The company cultivates a sustainable pipeline of highly skilled software developers to support our Company’s innovation capacity in cloud computing, data analytics, and next-generation communication technologies. This talent-centric service model positions Atmosware as a key enabler of Turkcell’s technological leadership and long-term sustainable growth.

lifecell

We acquired our interest in our former subsidiary lifecell (operating under the “life:)” brand on April 2, 2004, by purchasing the entire share capital of lifecell’s parent, CJSC Digital Cellular Communications.

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

On December 29, 2023, Turkcell signed a share transfer agreement for the transfer of all shares, along with all rights and debts, of lifecell and Turkcell’s other Ukrainian businesses (Global Bilgi LLC and UkrTower) to NJJ Capital. On September 9, 2024, the transfer of shares, along with all rights and liabilities, of the above-mentioned companies was completed and Turkcell received USD 524.3 million in accordance with the share purchase agreement. As of September 9, 2024, the total sale value amounted to TRY 18,455.5 million, consisting of cash collected (TRY 17,778.0 million) and other receivable (TRY 677.5 million) related to the net cash/debt adjustment. The total gain on the sale was attributable to the net asset value of the companies (TRY 15,194.6 million) and accumulated foreign currency translation differences (TRY 5,560.3 million) related to foreign investments up to the sale date. The resulting total net income on the sale, after accounting for these factors, was TRY 8,821.2 million as of December 31, 2024. On August 4, 2025, based on the financial statements prepared as of the closing date, the final sale price was determined to be 538.7 million USD. Other receivables with a nominal value of 677.5 million TL related to the acquisition in 2024 were finalized with a nominal value of 490.1 million TL. The difference in nominal value of 187.4 million TL was reported under discontinued operations in 2025.

Equity Accounted Investments

Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“Togg”)

Following Turkcell’s commitment on November 2, 2017 to “Türkiye’s Automobile Project,” Togg was incorporated on June 25, 2018, with six founding members. The agreement aimed to establish a framework for designing, developing and manufacturing electric and connected cars, creating a mobility ecosystem, and forming a local company to manage intellectual and industrial property rights. Following a shareholder restructuring on June 1, 2021, Turkcell (through its subsidiary Turkcell Gayrimenkul) increased its stake to 23%, joining AG Anadolu Grubu Holding A.Ş., BMC Otomotiv Sanayi ve Ticaret A.Ş., Vestel Elektronik Sanayi ve Ticaret A.Ş.as equal major shareholders, while Türkiye Odalar ve Borsalar Birliği holds the remaining 8%. Mass production at Togg’s Gemlik facility officially commenced on October 29, 2022. Togg operates a vertically integrated mobility ecosystem through its key subsidiaries, including Siro Silk Road Clean Energy Solutions (“Siro”) for battery production and technology, Togg Akıllı Ve Hızlı Şarj Çözümleri A.Ş. (“Trugo”) for charging network infrastructure and Togg Europe GmbH for its Europe activities.

The total number of Togg T10X, the C-SUV model, in Türkiye increased to 88 thousand as of December 31, 2025, compared to 50 thousand units as of December 31, 2024. This performance reflected sustained demand in the domestic electric vehicle market and continued consumer acceptance of the Togg brand. In 2025, Togg expanded its product portfolio with the introduction of its second smart device, the T10F, a sporty fastback model.

2025 marked the beginning of Togg’s commercial export operations to Europe. Pre-order processes for the T10X and T10F commenced in September 2025 in Germany. The company adopted a controlled market entry strategy focused on service readiness, customer experience, and operational quality rather than rapid volume expansion. In Germany, more than 100 vehicles were delivered by year-end. The company continues to evaluate market conditions, customer feedback, and operational capacity as part of its phased expansion approach in Europe.

Non-Consolidated Group Companies

Turkcell Foundation

Turkcell Foundation (“Turkcell Vakfı,” “Foundation”) was founded by our Company in 2018 in Türkiye. The Foundation is a not-for-profit organization aimed at reducing the public burden of the Turkish state by contributing to projects and charities that meet the social, educational, health, technological, environment, cultural, and moral current and future needs of the Turkish society. Following an application submitted by the Board of Trustees for the voluntary dissolution of the Foundation, a court decision was issued which became final on December 10, 2025, upon which the Foundation was formally dissolved.

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

We participated in the establishment of Turkcell New Technologies Venture Capital Investment Fund on March 7, 2022. The fund’s commitment is TRY 750 million. Its aim is to invest in technology-oriented ventures with high growth potential thereby supporting the respective companies to reach their growth targets. Moreover, the goal is to create strategic and financial benefits, and accordingly long-term value for our Company, through the synergies expected to be generated by these ventures. From its establishment to the end of 2025, our Company has invested around TRY 500 million (not restated for IAS 29) through our fund for the current portfolio, for which our company has no binding obligation to contribute further capital.

XI. Sustainability

Sustainability Strategy

Innovation and technology are the core catalysts of sustainable development. In this scope, mobile communication and digital technology applications play a major role in creating the infrastructure of sustainable development. Since we operate on a broad value chain that expands from mobile communication to digital applications, we aim to play a leading role in our operation ecosystem also with our sustainable integrated value model, as we do in every field. Accordingly, we observe to our stakeholders’ expectations, support sustainable development through our solutions shaped by international trends and best practices. By mitigating environmental, social and governance risks, we aim to strengthen our leading position in the sector while supporting long-term value creation for our stakeholders.

Sustainability Governance and Committees

We manage climate and environment related impacts across our value chain within the framework of our “Positive Imprint in Sustainability” strategy. Ultimate responsibility for the management of business processes under this framework rests with the Board of Directors. To ensure effective governance, the Board of Directors delegates certain responsibilities to its committees.

The Corporate Governance Committee oversees the implementation and development of corporate governance principles, monitors investor relations and sustainability activities and submits recommendations to the Board of Directors. As part of the organizational change during 2025, the activities of the Integrated Value Creation Committee were terminated, and the monitoring and evaluation of sustainability related outputs were placed under the supervision of the Corporate Governance Committee. This restructuring aims to address the sustainability, investor relations, and corporate governance functions more effectively, in a coordinated and holistic manner under a single governance structure.

The Sustainability Committee, composed of executives from different functions, determines sustainability priorities and reports on all activities and outcomes carried out under the ESG policies to the Board of Directors through the Corporate Governance Committee.

Risks and opportunities, including those related to sustainability and climate change, are escalated to senior management through the Early Detection of Risks Committee when necessary.

The CEO contributes to the monitoring of progress toward sustainability and climate-related targets and oversees the alignment of the 2050 Net Zero target with the Company’s overall strategy. In addition, resource requirements and investment priorities related to sustainability initiatives are assessed within the relevant governance mechanisms. This governance structure is supported by the Investor Relations and Sustainability Department, operating under the Investor Relations and Corporate Finance Directorate. The Department develops short-, medium-, and long-term action plans, monitors progress against targets, evaluates sustainability performance and ensures coordination in the management of environmental and social impacts, particularly with regard to climate change.

Efforts to manage ESG impacts and to enhance sustainability performance are carried out by the units responsible for the relevant business processes. In this way, ESG considerations are fully integrated into corporate strategic decision-making processes.

Methodology

An important part of the analysis of our sustainability performance with internationally accepted methodologies are the evaluations made within the scope of sustainability indices and evaluation systems. We provide information to the S&P Global ESG Index, MSCI ESG Index, Borsa İstanbul Sustainability Index (adopted London Stock Exchange Group’s (LSEG) ESG scoring metrics) and CDP Climate Change Program every year. As of December 2025, we achieved a significant milestone by rising to second place among 289 telecommunications companies worldwide in the ESG rating published by the London Stock Exchange Group (LSEG). Moreover in 2025, we became an A-list company in CDP Climate Change program. This assessment, in which only 877 companies were able to be included in the A-list among more than 22,000 reporting companies, reflects Turkcell’s strong performance in environmental sustainability. Turkcell also achieved the highest A rating in the CDP Supplier Engagement Rating, which evaluates primary actions and strategies for reducing greenhouse gas emissions and climate change risk across the supply chain. Turkcell continues to be a part of the BIST Sustainability 25 Index and lists the top 25 companies with the best sustainability performance in Türkiye. We have near term greenhouse gas emission reduction targets validated by the Science-Based Targets Initiative (“SBTi”) in order to bring our commitment to combating climate change to a systematic and rational framework. Our SBTi approved targets are in line with a 1.5C° trajectory. In this context, we aimed to reduce our absolute Scope 1 and 2 greenhouse gas emissions by 50.47% and absolute Scope 3 greenhouse gas emissions by 25% by 2030 compared to the 2020 base year. As of the end of 2025, these targets have been successfully achieved, supported by renewable energy certificates. We continue our emission reduction efforts in line with our SBTi targets. In June 2025, we committed to submitting our long-term target to SBTi, and we plan to have SBTi validated target by 2027. Moreover, Turkcell remained the first telecommunications company in Türkiye to balance its Scope 1 and Scope 2 emissions through renewable energy certificates (YEK-G) and carbon offset certificates (Gold Standard) procured in 2025.

Under the responsible management approach, Turkcell manages environmental risks arising from its operations in accordance with international standards. In this context, we aim to improve resource efficiency, environmental protection, and the development of natural resources by taking measures, particularly with regards to mitigating the effects of climate change. Through these implementations, Turkcell reduces its environmental impact while enhancing the business value of the resulting resource efficiency. Efforts are underway in areas such as energy and water resource efficiency, waste management, circular economy practices, and responsible value chain applications.

In line with this, Turkcell considers the risks and opportunities arising from climate change in its corporate policies and strategies, as well as its planning processes related to operational and service development. Turkcell closely follows those elements among its operations that may have an effect over climate, including energy consumption and greenhouse gas emissions.

As the telecommunication sector uses electricity intensively, at Turkcell, we take energy consumption seriously and manage it according to international system standards, such as ISO 50001. The energy consumption points are continuously monitored and efforts are made to increase energy efficiency with the measures taken. Beginning in 2021, Turkcell started supplying all its electricity from certified renewable sources (YEK-G), and investing in renewable energy in line with the goal of achieving net zero operations by 2050. Turkcell meets 100% of its total electricity consumption from renewable energy sources, fully verified by renewable energy certificates. In 2025, a 163.5 MW solar power plant was installed and a further 62.3 MW solar power plant was commissioned. We aim to further expand our renewable energy capacity in 2026 while maintaining a strong focus on energy efficiency.

The Turkish Sustainability Reporting Standards (TSRS) entered into force on January 1, 2024, with the decision of the Public Oversight Authority in Türkiye. Please see “—XIII Regulation of the Turkish Telecommunications Industry—ee. Other regulations affecting our Company—v. Turkish Sustainability Reporting Standards (TSRS).” In line with decision, we published our first TSRS-compliant integrated annual report on sustainability matters in April 2025. For the 2025 reporting period, the TSRS-Compliant Sustainability Report was issued in March 2026 as a standalone document, rather than in an integrated format as in the previous year.

Moreover, in December 2024, Turkcell published its sustainable finance framework, (with an independent second-party opinion from DNV) linked to the United Nations Sustainable Development Goals and aligned with the Green Bond Principles 2021 (with June 2022 Appendix 1), the Social Bond Principles 2023 and the Sustainability Bond Guidelines 2021 as published by the International Capital Market Association (ICMA). Turkcell’s Framework is also aligned with the Green Loan Principles 2023 and the Social Loan Principles 2023 as published by the Loan Market Association, the Asia Pacific Loan Market Association and the Loan Syndications and Trading Association. Building on these efforts, Turkcell issued a USD 500 million sustainable bond with a seven-year maturity at the beginning of 2025.

XII.Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

Based on our information and the information provided to us by our affiliates, as of December 31, 2025, we believe that certain of our business activities in 2025, and the business activities of certain of our affiliates, are subject to disclosure pursuant to Section 219 of ITRA. The data provided in this section have not been restated for IAS 29.

During the year ended December 31, 2025, Turkcell had international roaming relationships with the following companies in Iran: Telecommunication Company of Iran, Irancell Telecommunications Services Company (“MTN Irancell”), and Rightel Communication Services Company PJS (“Rightel”). Turkcell had gross revenues of approximately TRY 43.6 million and gross margin of approximately TRY 35.5 million attributable to these agreements during the year ended December 31, 2025. Despite having an international roaming relationship with Gostaresh Ertebatat Taliya PJS (“Taliya”), there was no revenue or commercial engagement between the parties during the reporting period. Additionally, in Syria, our relationship with Syriatel generated gross revenues of approximately TRY 67.6 thousand and gross margin of approximately TRY 51.2 thousand.

Turkcell has developed several digital services which may be available for download free of charge and may have been downloaded from within Iran. The Company believes that these downloads from within Iran have generated no revenue or profits.

Turkcell Superonline provided transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2025, gross revenues attributable to these agreements were approximately EUR 360 thousand. Turkcell Superonline provided transit IP and leased line services through network interface agreements with Teleka Maedeh Co. (Telecom Idea). During the year ended December 31, 2025, gross revenues attributable to these agreements were approximately EUR 830 thousand. In addition, Turkcell Superonline will provide transit IP and is expected to provide leased line services through network interface agreements with Telecom Syria in 2026.

We have made enquiries of our major shareholders regarding activities in Iran and Syria. One of our major shareholders TWF has indicated that it does not currently have, and has not recently had, any business relationships, operations or investments in Iran or Syria. TWF further stated that, its wholly-owned entity BOTAŞ does not have any ongoing activities, transactions or commercial engagements in Iran or Syria. In addition, Letterone Investment Holdings S.A., which has an indirect economic interest in our shareholder IMTIS Holdings, has indicated that one of its subsidiaries, Remedica Limited, has contracts with non-government organizations in Syria and Iran via well-known, reputable global pharmaceutical companies.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued general licenses authorizing U.S. persons to engage in certain of the activities described in this section. We and our affiliates intend to continue the activities described in this section in 2026.

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

On December 25, 2025, amendments to the Electronic Communications Law were published in the Official Gazette, introducing more stringent subscriber identification and monitoring requirements. Subscription registrations must now be verified via biometric data (facial recognition or fingerprint templates) or specific authentication credentials, namely e-Government passwords or identity card PINs, rendering identification documents without electronic verification capabilities insufficient for subscription purposes. Operators are required to verify the active status of all subscribers through official records on a quarterly basis and must adhere to line ownership limits per individual or legal entity as determined by ICTA. Pursuant to Temporary Article 8, foreign nationals are required to update their subscription records within six months of the provision’s effective date. Furthermore, subscribers exceeding the line limits to be established by the ICTA are granted a six-month period to rectify their status following the ICTA’s determination. The ICTA is expressly authorized to extend both transition periods for an additional six months. Failure to comply within the prescribed or extended timelines will result in the mandatory disconnection of the affected services by the operator. Amendments to the Electronic Communications Law prescribe high-impact sanctions, such as significant administrative fines and the refund of unjustly collected subscriber fees, including accrued interest. The ICTA is expected to issue mandatory amendments to Regulation on Consumer Rights in the Electronic Communications Sector and the Regulation on the Identity Verification Process of the Applicant in the Electronic Communication Sector in accordance with the Electronic Communication Law.

Pursuant to the 2022 amendments to Articles 3, 9, and 60 of the Electronic Communications Law, Over-the-Top (“OTT”) service providers offering interpersonal electronic communications—including voice, text, and visual communication services in Türkiye—are subject to authorization by the Information and Communication Technologies Authority (“ICTA”). Under this regulatory framework, OTT providers are required to comply with specific statutory rights and obligations as determined by the ICTA, tailored to the nature of the services provided.

Pursuant to ICTA Board Decision No. 2025/DK-YED/412, electronic communication service providers and third parties acting on their behalf, such as agents and dealers, are strictly prohibited from initiating voice calls or transmitting SMS/MMS for marketing, promotional or informational purposes to individuals other than their own subscribers. We expect that this regulation will have a material impact on our subscriber acquisition rates.

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

In the Mobile Access and Call Origination Market, only Turkcell was designated as having SMP. As of January 1, 2020, the Mobile Access and Call Origination Market was deregulated and Turkcell’s SMP designation was removed. For additional details and further steps regarding Turkcell’s SMP designation, see “—v. Access and Interconnection Regulation.”

Regarding the fixed broadband markets, in 2019, the ICTA finalized “The Wholesale Central and Local Market Analysis.” By its Board decision dated December 31, 2019, the ICTA decided to designate Türk Telekom as the sole SMP for both markets. Access to fiber products (Fiber Bitstream, Virtual Unbundling of Local Access (“VULA”) and margin squeeze obligations were also imposed on Türk Telekom, in addition to its existing obligations. As a result of being SMP operator in relevant markets, Türk Telekom was obliged to publish reference offers. Türk Telekom’s Reference IP Bitstream Offer has been published and effective. The updating process is still ongoing for Türk Telekom’s other reference offers (Ethernet Bitstream, VULA, Local Loop Unbundling (“LLU”), Facility Sharing and Dark Fiber, Co-location and Building Access) in which terms and conditions are defined.

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

The Wholesale and Retail Dedicated Capacity (Leased Lines) Market Analysis was amended by ICTA and published on December 4, 2025. The previous relevant market analysis was conducted in 2017. Accordingly, in the wholesale dedicated capacity transmission and termination markets, ICTA designated Turkcell Superonline and Türk Telekom as having SMP. In the retail dedicated capacity transmission and termination markets, only Türk Telekom has been designated as having SMP. Operators designated as having SMP are subject to several obligations such as access obligation (covering products deemed to fall within the relevant product/service markets), non-discrimination, transparency, the preparation and publication of reference access offer, cost-oriented pricing, account separation and cost accounting and co-location and facility sharing. In the wholesale and retail dedicated capacity transmission markets, ICTA identified effective competition on the routes between İstanbul–Ankara, İzmir–İstanbul, Kocaeli–Ankara, and Kocaeli–İstanbul. Consequently, at the traffic handover points located in the provinces where these intercity connections are established, ICTA decided that Turkcell Superonline and Türk Telekom shall be subject only to co-location and facility sharing obligations.

d.Regulation on Quality of Service in the Electronic Communications Sector

The Regulation on Quality of Service in the Electronic Communications Sector, effective since December 31, 2011, is applicable to all operators that provide service to end users and sets out the procedures and principles to control the conformity of the services of operators. Mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. Additional requirements for service quality must be fulfilled. If the operators fail to reach these requirements more than once in the same calender year, this may result in the imposition of penalties. The results of quality measurements can also be made publicly available on the website of the ICTA for a period of one month, stating that the operator has failed to comply with the service quality requirements.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations have been operational since the fourth quarter of 2008. A lawsuit has been filed requesting termination and cancellation of the execution of the “Regulation on Mobile Number Portability,” which was issued by the ICTA and entered into force through publication in the Official Gazette dated February 1, 2007 and numbered 26421. Upon the rejection of the case and the finalization of this decision, Turkcell made an individual application before the Constitutional Court against the decision. The Constitutional Court held that the claim regarding the violation of the property right was acceptable and that the property right was violated and decided to send a copy of the decision to the 13th Chamber of the Council of State for a retrial in order to eliminate the consequences of the violation of the property right. The Council of State canceled the Mobile Number Portability regulation. The defendant administration and intervenor TT Mobil appealed the decision. The company responded to the appeal requests in due time. The Council of State, Plenary Session of the Chambers for Administrative Cases decided to accept the defendants appeals and overturn the decision of the 13th Chamber of the Council of State regarding the repeal of the contested Regulation. The Company filed a timely application for correction of the decision. The Council of State, Plenary Session of the Chambers for Administrative Cases accepted Turkcell’s correction of decision request and upheld the decision of the 13th Chamber of the Council of State regarding the cancellation of the contested Regulation. Accordingly, the decision has been finalized in favor of the Company.

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

l.	Regulation on Base Station Implementation in Electronic Communication Sector

In 2012, according to Law No. 6360 and Municipality Law No. 5393, the Metropolitan Municipalities were authorized to give site selection certification to the BTS considering the requirements of city and building aesthetics and electronic communication services. The Site Selection Certificate Regulation was published in the Official Gazette dated January 27, 2018, and entered into force on the date of its publication. According to this regulation, a fee (TRY 34,514 plus 20% VAT per station for the year 2026) will apply only to BTS established after December 6, 2012.

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

p.Our GSM (2G) License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of USD 500 million. In 2002, we signed a renewed license agreement for our GSM license. Our Company is obliged to pay a monthly treasury share to ICTA, amounting to 15% of our gross revenue. Of this amount, 90% is considered as the treasury share, while the remaining 10% is allocated to the universal service fund. This payment obligation is applicable to all of our licensing agreements, including our 3G license, 4.5G (IMT) authorization, and 5G (IMT-2020) authorization. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. However, as a result of the aforementioned amendments made to the Telegraph and Telephone Law, it has been provided that in the event that the treasury share is not paid in full in the given period, the ICTA has the right to impose a penalty in the amount of one full amount of the incomplete or unpaid treasury share. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. After the tender relating to the allocation of additional GSM 900 frequency bands conducted by the ICTA in June 2008, the license agreement was amended to include the additional frequency band, and was signed in February 2009 by Turkcell and the ICTA, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands, and was signed again in February 2016 with small amendments. The license agreements of Turkcell were last amended in 2019.

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

We paid a license fee of USD 500 million to the Turkish Treasury upon the effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as VAT (which was increased from 18% to 20% effective July 2023), as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. Since 2005, we are required to pay 90% of the treasury share to the Turkish Treasury and 10% to the Ministry of Transport and Infrastructure as a universal service fund contribution. Since January 1, 2018, all of our treasury share is paid to the ICTA, which then transfers it to the Turkish Treasury and the Ministry of Transport and Infrastructure as detailed above. The calculation method for the treasury share was later revised as of December 31, 2017 by law numbered 7061 which is published at the Official Gazette on December 5, 2017 and consequently, the following are not be considered in calculation of the treasury share: overdue interests which are accrued to the subscribers for any unpaid balance, accrual amounts for the purpose of reporting, reflecting the installation and maintenance costs of the mobile radio stations to other mobile operators and finally, amounts for the purpose of correction accounting records which occur in the same year due to errors (such as customer information, type of business, amount and price).

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

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. At the end of the initial term in 2023, we applied to the ICTA to extend the GSM license period. Following our application to the ICTA for the extension of our spectrum usage rights in 900 MHz band and our GSM license, ICTA notified Turkcell on March 31, 2023 in writing that it was resolved to extend the term of both within the framework of “Procedures and Principles for Defining the Term Extension Conditions of the GSM Concession Agreements and the GSM 1800 Concession Agreement” until April 30, 2029. Along with the new 5G allocation, Turkcell has obtained renewal rights for its existing authorizations (2G, 3G and 4.5G) from April 1, 2029 to December 31, 2042. Within this scope, during the period between April 30, 2029, and December 31, 2042, each year, 5% of gross sales revenues (excluding VAT) from mobile services will be paid to the ICTA.

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

r.Authorization of 3G License

In 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A-type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009 and then the agreement was renewed and resigned in February 2016 with minor amendments which do not change the core of the service. The license agreement has a term of 20 years, until April 2029.

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

s.IMT (4.5G) Authorization

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

The IMT Authorization License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G and 3G. Accordingly, the Company:

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

In addition, when building its infrastructure for 4.5G networks, Turkcell and its competitors are required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase 10% of the network equipment and software from local SMEs engaged in production in Türkiye. The local network related hardware purchase requirement is defined over three periods: 30% for the first year, 40% for the second year and 45% for the third and subsequent years, as well as 30% for the average of the first four-year period (2015-2019), 40% for the average of the second four-year periods (2019-2023) and 45% for the average of the third (2023-2027) and subsequent four-year periods. Reporting on these requirements must be made to the ICTA on a yearly basis. If the Company expects not to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company must file an application to the ICTA six months before the due date to request an easing or removal of the requirement. In accordance with the regulation, operators have requested the removal of this requirement for eight annual reporting periods, between 2015 and 2023, and the average of the first two four-year period containing 2015-2019 and 2020-2023 (the Company has fulfilled 45% of its purchase obligations for the period 2022, 2023, 2024 and the average of the second four-year periods between 2019-2023). However, operators’ requests to waive this requirement for the reporting periods between 2015-2021 and the average of the first four-year period have been rejected by the ICTA; in this context, administrative fines, amounting to TRY 95.5 million in total (not restated for IAS 29) were applied to the Company for three periods between 2015 and 2018. Some of the lawsuits relating to the cancellation of these administrative fines are ongoing. Although, we are challenging the imposition of these fines, we may not be successful. Additionally, administrative fines may also be applied for not meeting the requirements of 2018-2021 reporting periods and the average of the first four-year reporting periods. This also may result in material adverse effects on our financial results.

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

Furthermore, with the ICTA Board Decision dated November 16, 2021 and published on January 13, 2022, the ICTA amended the Procedures and Principles Regarding the Inspection and Supervision of “Investments Regarding Hardware and Software to be Used in Mobile Operators’ Networks” in a way to expand the local product obligations in the 4.5G authorization agreement. The amended regulation requires the share of equipment purchased from a single supplier within an investment period not to exceed 50% of total investments and the operators must inform the ICTA and comply with the Board decisions before the investments to be made relating to critical network elements.

Breaches of the abovementioned obligations and breaches resulting in the termination of the GSM and IMT-2000/UMTS concession agreements for any reason shall also result in the termination of the operator’s 4.5G authorization.

t.IMT-2020 (5G) Authorization

The tender entitled “Authorization for the Establishment and Operation of Mobile Electronic Communications Infrastructures and the Provision of Services, and the Inclusion under this Authorization of the Infrastructure and Services Covered by the Existing Authorizations Expiring on April 30, 2029” was conducted on October 16, 2025. As part of this tender, a frequency allocation of 2x10 MHz was designated for each operator in the 700 MHz frequency band, and 80 MHz was designated for each operator in the 3.5 GHz frequency band. In the subsequent phase of the tender process, five packages of 20 MHz each in the 3.5 GHz frequency band were offered for auction, and operators were permitted to acquire up to a maximum of three such packages.

As a result of the tender, Turkcell:

●	Was awarded the right to acquire a 2x10 MHz frequency package in the 700 MHz band for a total price of USD 429,000,000 (excluding VAT), and was granted the first “Right of Selection” pursuant to which it selected the end of the relevant frequency band; and
●	Acquired, frequency packages totaling 140 MHz in the 3.5 GHz frequency band for a total price of USD 795,000,000 (excluding VAT), thereby becoming the operator with the highest capacity in this band. In addition, by acquiring the first package in this frequency band, Turkcell was granted the first “Right of Selection” in respect thereof and selected the end of the relevant frequency band.

Furthermore, this tender regulates the inclusion of previous authorizations ending on April 30, 2029 under the new 5G authorization framework.

The total tender price amounted to USD 1,224 million (excluding VAT). Turkcell elected to settle the principle amount in three equal installments of USD 408 million each. The entire VAT amount was paid with the first installment. Accordingly, the first payment of USD 652.8 million (consisting of the first installment plus the total VAT) was made on January 2, 2026. The second and third installments of USD 408 million each will be paid no later than December 25, 2026 and May 2, 2027, respectively.

Under this authorization, the following additional coverage obligations were imposed:

(a)

Upon request by the Authority, Turkcell is required to provide priority coverage to a maximum of 150 settlements or locations per year. Of these locations, no more than 50 may be selected from settlements with a population of fewer than 200.

(b)

By January 1, 2028, excluding the locations covered under the Universal Service legislation, Turkcell is required to provide mobile electronic communications services in such a manner as to ensure coverage for at least 95% of the population in each neighborhood or village with a population of 500 or more, assessed separately for each settlement.

(c)

Without prejudice to maintaining the existing coverage area and service quality in the locations where services are currently provided, and for the period from April 30, 2029 until the expiry date of this authorization, December 31, 2042:

•

Separately for each metropolitan municipality, Turkcell is required to provide coverage to 95% of the population within the boundaries of the metropolitan municipality and all affiliated districts within three years, and, for metropolitan central districts, to ensure a minimum downlink data rate of at least 25 Mbit/s per user with a probability of 95%;

•

Separately for each of all other provinces and districts, Turkcell is required to provide coverage to 95% of the population within the boundaries of the relevant province and district within five years, and, for provinces and districts, to ensure a minimum downlink data rate of at least 15 Mbit/s per user with a probability of 95%; and

•

Excluding the locations covered under the Universal Service legislation, Turkcell is required to provide services in each neighborhood and village with a population exceeding 500, separately for each settlement, in a manner ensuring coverage of at least 95% of the population of the relevant settlement.

While building infrastructure for 5G networks, Turkcell and its competitors are required to procure network related hardware (i.e. base stations, switches, routers and as such) and software as follows:

•	At least 40% must be procured from suppliers having an R&D Center in Türkiye that employs a certain number of researchers.
•

Operators are required to make investments related to 5G services and infrastructure from local manufacturers’ products at a rate of 50% in the first year, 55% in the second year, and 60% in the third year and subsequent years. As of April 30, 2029, which is the expiration date of the existing authorizations, at least 60% of all service and infrastructure procurements within the scope of authorization shall be made from local manufacturers. In addition, operators are required to procure at least 15% of their annual investments from local SMEs engaged in production in Türkiye.

•

Investments must be procured from products that comply with the definition of a National Communication Product at a rate of 5% in the first year, 10% in the second year, and 15% in the third year and subsequent years. Depending on the market availability of products that meet the definition of a National Communication Product, the ICTA may increase the applicable ratios by up to two times. Operators must also take measures to procure the equipment to be used for establishing Mobile Private Networks from National Communications Products.

•

All independent software and hardware units to be used in an operator’s network must be interconnected with one another through open interfaces, in compliance with international standards and, where technically feasible, with standards such as Open Radio Access Network.

Operators that fail to fulfill their obligations regarding the procurement of National Communication Products are required to transfer an amount corresponding to the investment value of the products not procured or not able to be procured under the obligation into an account (fund) to be established within their own organization for the relevant period.

u.Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our subsidiaries BeST and Kıbrıs Telekom hold GSM licenses in Belarus and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. Kıbrıs Telekom has also obtained 4G and 5G licenses and Internet Services Provider and infrastructure establishment and operation licenses. If BeST and Kıbrıs Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Turkcell Enerji, Paycell, Financell, Lifecell Digital, Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”) and Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”) have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

i.Belarus License Agreement

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

Pursuant to applicable legislation of the Republic of Belarus the construction and operation of LTE, LTE-Advanced, and IMT-2020 technology telecommunications infrastructure may be carried out exclusively by LLC “beCloud” in its capacity as the Single Infrastructure Operator. BeST provides 4G and 5G mobile telecommunication services to its subscribers through the use of beCloud’s infrastructure.

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

Turkcell Superonline was authorized as a Platform Operator and Infrastructure Operator in accordance with the Radio and Television Supreme Council’s (“RTUK”) decision numbered 24, dated March 26, 2014. Such authorizations have been provided by the RTUK, according to the rules of the Media Law and also the RTUK By-Law on Broadcasting via Cable Networks. In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually. Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Turkcell Superonline has the right to operate the platform and infrastructure of TV services. Pursuant to the same amendment, it was stipulated that companies that do not provide services related to their authorizations within three years from the date they are granted will have their authorizations revoked. In this regard, there is a risk that Turkcell Superonline’s authorization for the Platform Operator and Infrastructure Operator could be revoked.

v.Access and Interconnection Regulation

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

In January 1, 2020, the “Mobile Access and Call Origination Market” was deregulated and Turkcell’s SMP designation was removed.

Turkcell Superonline was designated by ICTA as having SMP in the nationwide wholesale dedicated capacity transport and termination markets under ICTA’s November 2025 “Wholesale and Retail Dedicated Capacity Markets” market analysis document. Turkcell Superonline is subject to regulatory obligations such as access, non-discrimination, transparency, publication of reference access offers, cost-oriented tariff control, accounting separation and cost accounting and facility sharing. These remedies can materially constrain Turkcell Superonline’s commercial and operational flexibility (including the ability to design products, set prices, negotiate terms and manage capacity), and may require significant compliance investments (e.g., implementing regulated wholesale processes, KPI/SLAs, internal controls, cost accounting models, reporting, auditability and dispute-handling capabilities).

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

Since January 1, 2024, SMS termination rates have been determined commercially between the parties. If an agreement cannot be reached regarding such rates, operators can apply to the ICTA to request a reconciliation procedure. Commercial agreement procedures remain ongoing. As the commercial negotiations conducted by the operators had remained inconclusive, the ICTA has determined SMS termination unit rates for the past three years as a result of reconciliation procedure. However, bilateral commercial negotiations were conducted successfully between operators for 2025 and 2026, and the SMS interconnection rate for 2025 was set at TRY 2.6 kr/SMS and for 2026 was set at 3.2 kr/SMS.

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

The ICTA regulates FTRs as well, and designated Türk Telekom as having significant market power. As a result of the market analysis regarding Fixed Call Termination Market in December 2020, the ICTA decided to switch to IP-based next-generation network structure (from traditional Time-Division Multiplexing network) in interconnection services, thus adopted a single-stage fee structure and temporarily determined Türk Telekom’s IP interconnection rate as 1.71 kr/min until January 1, 2022. Subsequently, the ICTA has published a glide path for call termination rates for all fixed operators for the years 2022-2024, where the interconnetion rate is unchanged. Please refer to the table under Interconnection Rates/Fixed Call Termination Rates section, under “Item 5. Operating and Financial Review and Prospects—D. Trend Information—b. Regulations affecting our prices” for the approved termination rates. As of 2026, interconnection fees have been fixed at TRY 1.47 for all fixed operators.

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

On August 2, 2024, Turkcell issued a notice to terminate NetGSM’s MVNO services and ceased providing access services on November 5, 2024, except for the SIM Cards already active in Turkcell’s network prior to such date. To minimize the disruption and allow a grace period, Turkcell intended to maintain connectivity for those existing NetGSM SIM Cards during the following months based on fees determined by the ICTA. During the discussions, ICTA issued a decision requiring Turkcell to continue providing services to NetGSM until the resolution of the reconciliation process. ICTA subsequently issued another decision setting the mobile data access fees for 2024 and 2025, and later required Turkcell to continue providing services to NetGSM for both existing and new subscribers. Turkcell has filed three lawsuits seeking the annulment of these decisions while continuing to provide service to the lines active prior to November 5, 2024. The legal process is ongoing at the appeal stage. As a result of the ICTA’s investigation into this matter, Turkcell was fined 50 million TL (not restated as IAS 29) for not providing Virtual Mobile Network Services to subscribers who were newly activated by NetGSM or who migrated to NetGSM via number portability. Turkcell filed a lawsuit against this administrative fine decision.

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

w.Regulation on Co-Location and Facility Sharing

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

In the 4.5G authorization document, in provinces with a population of less than ten thousand and at sites to cover highways, dual carriageways and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G authorization document does not provide details on compliance with international standards. The ICTA may oblige operators to buy and use locally produced products, independent of quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could adversely affect our customer experience. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Telecom Industry—The obligations and costs of our license agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure, impact our prices or result in penalties in the event of non-compliance.”

Infrastructure providers are subject to “Directive of Deployment of any Cable and Similars Used in Fixed and Mobile Telecommunication Infrastructures or Networks” which was published in the Official Gazette dated December 27, 2012. As per this regulation; all fixed infrastructure providers must prioritize facility sharing and co-location in their investments which mandates operators to check if there is any available infrastructure exists or not for the planned route. If it is determined that there is another operator’s infrastructure on the planned route, the use of this infrastructure should be prioritized, if possible. Our fiber business must excavate to lay new cables and repair existing cables, and there is an obligation to obtain permission for excavations from authorized municipalities or institutions. Since June 2018 operators primarily have to request from the most prevailing operator in terms of infrastructure in Türkiye—Türk Telekom—to seek if Türk Telekom’s infrastructure is available to share for the operator-requested route and to perform the needed excavation work on their behalf (Türk Telekom’s reference offer public consultation process for facility sharing is still ongoing, there is no existing agreed commercial offer for Türk Telekom’s infrastructure excavation work on behalf of operators). After Türk Telekom’s rejection of infrastructure sharing, operators may ask for the right of way confirmation from the Ministry of Transport and Infrastructure. Having the right of way confirmation, operators shall apply to the public authorities to get permission for the required excavation work.

x.Regulation on Consumer Rights in the Electronic Communications Sector

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

The ICTA is expected to issue mandatory amendments to the Regulation on Consumer Rights in the Electronic Communications Sector and the Regulation on the Identity Verification Process of the Applicant in the Electronic Communication Sector in accordance with the amendments to the Electronic Communications Law published in the Official Gazette dated December 25, 2025.

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

y.Regulation on Data Privacy in the Electronic Communications Sector

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

z.Law on the Protection of Personal Data

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

Failure to comply with the Law may result in the imposition of administrative sanctions, including fines of up to TRY 17.1 million by DPA as of January 2026. The Company is implementing a compliance program addressing requirements arising from the Law and its secondary legislation, as well as the General Data Protection Regulation (“GDPR”). The GDPR applies to several products and services of our Company provided to data subjects in the European Union.

Under the GDPR, certain data controllers are required to appoint a Data Protection Officer (“DPO”). While Turkish data protection legislation does not mandate such an appointment, the Company proactively designated a data protection lead in 2022 to oversee its data privacy framework and ensure the continued efficacy of its data management practices. This designation, maintained on a voluntary basis, reflects the Company’s commitment to aligning its internal governance with international best practices and enhancing its focused approach to global data protection standards.

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

aa.Regulation on Electronic Commerce

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

bb.Registered Email Service Regulation

Registered Electronic Mail Service began in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

cc.Regulation on Refurbished Products

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

dd. Regulations Regarding the Southeastern Türkiye Earthquakes

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

ee.Other regulations affecting our Company

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

iii.Regulations on Crypto Assets

The Law No. 7518 Amending the Capital Markets Law (“Crypto Law”) entered into force upon its publication in the Official Gazette dated July 2, 2024. Crypto Law defined the concepts of crypto asset, crypto asset trading platform, crypto asset custody service and crypto asset service providers (“Crypto Service Providers”). While the Capital Markets Board (“CMB”) will have the authority to regulate crypto assets that provide rights specific to capital market instruments, the duties and authorities of other governmental institutions arising from the legislation regarding crypto assets will be reserved.

On March 13, 2025, the CMB took regulatory steps to implement establishment and operational principles of Crypto Service Providers as well as working procedures, principles, and capital adequacy of Crypto Service Providers.

iv.Cyber Security Law

On March 19, 2025, the Cyber Security Law was published in the Official Gazette. The Cyber Security Law establishes the Cyber Security Directorate and Cyber Security Board and mandates institutions, corporations (including public companies) and natural and legal persons to comply with its provisions. As per this new law, among others, local and national products are to be prioritized for cybersecurity procurement and all public institutions, organizations, and natural and legal persons are responsible for implementing cybersecurity policies and strategies, as well as for taking the necessary measures to prevent or mitigate the impact of cyberattacks. The new law regulates the imposition of prison sentences and fines on natural and legal persons for non-compliance (up to 5% of the gross sales revenue reported in the independently audited annual financial statements).

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

Under TSRS, companies are required to report on sustainability and climate-related risks and opportunities that could reasonably be expected to affect their financial performance. The standards apply to companies that meet at least two of the following criteria for two consecutive reporting periods: total assets of 1 billion Turkish Lira, annual net sales revenue of 2 billion Turkish Lira, or an average of 500 employees. By aligning with international sustainability reporting frameworks, the TSRS aims to enhance transparency and accountability, facilitating Turkish companies’ access to global markets and compliance with regulations.

ff.Major regulations affecting our Subsidiaries

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

Paycell

Following the enactment of the law on payment and securities settlement systems, payment services and electronic money institutions no.6493, Paycell obtained the Payment Service Provider (PSP) license in August 2016 from the BRSA, as well as an Electronic Money Issuer License in July 2017. On November 12, 2019, the BRSA’s regulatory powers in this regard were transferred to the CBRT. The CBRT has introduced new regulations regarding “open banking” as well as new license types, such as Payment Initiation Service (PISP) and Account Information Service (AISP). Paycell applied for such licenses in order to provide services that allow its customers to access their banking information, monitor their accounts across various financial institutions, and perform payment transactions through a single interface by directly integrating with other financial institutions.

The Regulation on Payment Services and Electronic Money Issues and Payment Service Providers and the Communiqué on the Information Systems of Payment and Electronic Money Institutions and Data Sharing Services in the Payment Services of Payment Service Providers have been published in the Official Gazette dated December 1, 2021. With the regulation, open banking services have been defined and an application to open a banking license has been enabled. With the decision of the Central Bank of the Republic of Türkiye (CBRT) dated March 5, 2025, Paycell’s application for authorization to operate in the field of open banking and its application for money transfer activities have been approved. Thus, Paycell has become an authorized institution entitled to provide all types of payment services within the scope of Law No. 6493 and to carry out all related transactions, including the issuance of electronic money.

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

In addition to this, Turkcell Enerji completed the installation of a 163.5 MW solar power plant in 2025 and commissioned a 62.3 MW solar power plant.

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries and our proportionate direct and indirect ownership interest as of April 3, 2026.

●	On January 21, 2025, Dijital Eğitim Teknolojileri A.Ş. merged with Turkcell Dijital İş Servisleri A.Ş. through a simplified merger procedure.
●	On January 27, 2025, the Board of Directors resolved to liquidate Paycell LLC.
●	On February 20, 2025, Turkcell Superonline transferred its data center assets to TDC through a partial demerger transaction.
●	On February 25, 2025, the shares of Turkcell Teknoloji held by Turktell Bilişim Servisleri A.Ş. were transferred to Artel Bilişim Servisleri A.Ş. (“Artel”) through a partial demerger transaction. This transfer solely represents a change in shareholding; Turkcell Teknoloji continued to operate as a separate legal entity following this transaction.
●	On March 10, 2025, Rehberlik Hizmetleri Servisi A.Ş. completed its liquidation process and ceased operations.
●	On May 7, 2025, Lifecell Bulut Çözümleri A.Ş. merged with Lifecell Dijital Servisler ve Çözümler A.Ş. (“Lifecell Dijital Servisler”) through a simplified merger procedure.
●	On December 31, 2025, Artel merged with the Company through a simplified merger procedure, upon which all assets and liabilities of Artel — including the shares of Turkcell Teknoloji— were transferred to the Company. As a result, Turkcell Teknoloji became a direct subsidiary of the Company.
●	On April 1, 2026, the registered company name of BİP İletişim Teknolojileri ve Dijital Servisler A.Ş. was amended to Turkcell Dijital Teknoloji Satış A.Ş.

For information on the countries of incorporation of our key subsidiaries, see “—B. Business Overview.”

4.D Property, Plant and Equipment

As of December 31, 2025, we operated 74 facilities including network data centers, of which 70 were located in Türkiye, with the rest in the Turkish Republic of Northern Cyprus. We own and lease buildings in İstanbul, including our headquarters, mobile switching centers, network data centers, customer service offices and warehouses. Our buildings in Türkiye and outside of Türkiye are used for the purposes of administration, sales and other service centers, as well as marketing and operation of mobile switching centers and network data centers.

As of December 31, 2025, we also had 179 owned and 1,162 leased vehicles used for operational and administrative purposes.

For a further discussion of our facilities and equipment in the countries in which we operate and environmental issues relating to the use thereof, see “—B. Business Overview” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Environmental risks and climate change could significantly impact our businesses.”

I.Core Network Infrastructure

Our broadband core infrastructure consists of Evolved Packet Core and 5G Converged Core systems for mobile access and Border Network Gateways for fixed access, which provide broadband mobility and connectivity to our customers. Mobile and fixed broadband infrastructure also consist of broadband network services. We are growing our broadband network in line with increasing customer data demand on our telco cloud infrastructure to enable Turkcell to meet growing customer demands for flexibility.

We have IP Multimedia Subsystem (“IMS”) network infrastructure located in four major network data centers, working in full redundancy and capable of fulfilling high voice demand in case of emergency conditions such as natural disasters. The IMS network is deployed on telco cloud infrastructure which enables more agile capacity and service capability management.

Our internet communications infrastructure contains multiple (and geographically redundant) transit and peering connections to the foremost global service and OTT providers in addition to CDN infrastructure located in our data centers to deliver a high-quality internet experience for both mobile and fixed customers.

II.Access Network Infrastructure

Access Network infrastructure includes 2G BTSs, 3G NodeBs, 4.5G e-NodeBs and 5G g-NodeBs which are located on rooftops and towers, Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at network data centers. BTSs, NodeBs, e-NodeBs and g-NodeBs consist of fixed transmitter/receiver equipment and the antennas to actualize the coverage area for voice and data connections. 2G BTSs and 3G NodeBs are connected to and controlled by BSC or RNC, respectively. 4.5G e-NodeBs and 5G g-NodeBs have an important difference in that they are directly connected to the 4.5G Core Network and 5G Core Network. In addition to macro sites that serve large areas, there are sites using small base stations called small cells, which serve certain specific and limited areas. We have been adding small cells to densify our network and meet certain performance objectives (enhanced user experience, higher speeds, higher capacity, improved coverage, etc.). Depending on the suitability and cost-effectiveness of the candidate solution, we are using small cell systems, repeaters or relay systems to augment our service quality. In addition to these macro site types and the small cells, we also deploy specially designed indoor systems for special areas and buildings such as stadiums, concert venues, shopping malls and airports.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of certain towers to our subsidiary, Global Tower.

III.Transmission Network Infrastructure

Turkcell’s mobile backhaul infrastructure leverages multiple transport technologies to ensure an efficient, resilient and cost-effective transmission network. Connectivity between sites is provided through 10/100 GE over dark fiber and Ethernet over DWDM, where applicable. At cell sites, the majority of site connectivity is delivered via point-to-point microwave radio links that are owned and operated by Turkcell, accounting for approximately 53% of the overall network.

94% of our fiber connectivity to our cell sites is currently provided by our subsidiary, Turkcell Superonline.

The rest of the leased lines are provided by Türk Telekom and Vodafone. As a result, we believe that the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

Turkcell has fiber backbone covering all 81 cities of Türkiye with full flexible WDM optical ASON domain currently carrying 261 Tbps traffic.

Based on an average more than 40% capacity increase each year, we have built two overlay high speed (200G/400G per channel) full flexible backbone WDM networks utilising optical ASON which increases flexibility and reliability. In addition, we started building another WDM backbone domain, optimized to carry 800G, 1.2 Tbps and even 1.6 Tbps per channel in longer distances with the usage of the “L” band in the frequency spectrum, in addition to the conventional “C” band used today.

Turkcell links Europe to Asia by providing international services with more than 39 Tbps of international capacities running on our transport network.

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

I. Overview of the Turkish Economy

In 2025, the lagged effects of the monetary transmission mechanism were most distinctly felt on macroeconomic indicators in the Turkish economy, and the disinflationary process became the primary trend. The CBRT maintained its tight monetary policy stance uncompromisingly for the majority of the year, in line with its objective of anchoring inflation expectations. The mechanical decline in headline inflation, which began in the first half of the year driven by strong base effects, evolved into a structural disinflation trend in the second half as the cooling in domestic demand became more pronounced. During this period, despite the rapid deceleration observed in goods inflation, the stickiness in services inflation prompted the CBRT to maintain a cautious approach in its communication and liquidity measures.

In terms of external balance and foreign exchange markets, 2025 stands out as a period where macro-financial stability was restored. The suppression of domestic demand through high borrowing costs weakened the import propensity, thereby shifting the growth composition in favor of net exports. This rebalancing facilitated a sustainable improvement in the current account deficit-to-GDP ratio, bringing it below historical averages. In addition to the contraction in the current account deficit, the sharp decline in CDS premiums driven by the implementation of rational policies increased the syndicated loan rollover ratios for Türkiye and supported carry trade inflows. Faced with increased foreign exchange supply, the CBRT’s reserve accumulation strategy enabled a recovery in net international reserves, culminating in the appearance of a managed floating exchange rate regime where the Turkish Lira appreciated in real terms.

However, in March 2026, the Turkish economy faced a severe geopolitical shock due to the escalating U.S.-Iran war. Reciprocal strikes on energy infrastructure and logistics routes have sharply reduced risk appetite for emerging markets. As global capital pursues a flight to safety, this has exerted upward pressure on Türkiye’s credit risk premium, significantly impairing the predictability of portfolio inflows and carry trade dynamics. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Türkiye—The majority of our business and assets are in Türkiye, and thus deterioration in the Turkish economy, any depreciation of the Turkish Lira, or any instability in the political environment, may have an adverse effect on our business and financial condition.”

Turkcell’s operational performance remains closely tied to Türkiye’s macroeconomic conditions,including population growth, digitalization trends, GDP and inflationary pressures. Factors supporting the growth of Türkiye’s telecommunications sector include population growth, increasing demand for data, decreasing age of first mobile phone usage, digitalization of customers and enterprises and the expansion of M2M connections. While rising GDP generally supports disposable income and demand for premium services, persistent inflation presents a challenge due to the contract-based nature of our business. As a significant portion of our mobile and fixed-line customers are on 12-month (and occasionally 24-month) contracts, there is an inherent time lag in reflecting inflationary effects in our pricing. Inflation is gradually reflected in prices during the re-contracting phase. In addition, inflationary pressures may negatively affect customer purchasing behavior.

Following the period of hyperinflation post-2021, a disinflationary trend began to emerge in 2025. Despite this downward trajectory, inflation remained at elevated levels, necessitating continued but more calibrated price adjustments. During 2024 and 2025, we implemented price adjustments in our mobile tariffs in line with the inflationary pressures, while taking into account intensified market competition. Consequently, these adjustments in 2025 were made less frequently or at lower magnitudes compared to prior years, reflecting the cooling inflationary environment. To further enhance our agility in the resell segment and adapt quickly to wholesale cost changes, we revised our tariff structure in August 2025 by introducing non-commitment contracts for xDSL and Türk Telekom Fiber sales.

Application of IAS 29

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. As of June 30, 2022, Türkiye has been classified as a hyperinflationary economy based on IAS 29 “Financial Reporting in Hyperinflationary Economies” criteria, as cumulative inflation over three years exceeded 100% by April 2022. The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and the Turkish Republic of Northern Cyprus for the year ended December 31, 2025 were restated for the changes in the general purchasing power of the Turkish Lira, which is their functional currency based on IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. The table below shows the evolution of the CPI over the last three years:

	2025	2024	2023
Annual Index	3,513.9	2,684.6	1,859.4
Average Index	3,183.2	2,360.0	1,488.9

Yearly Inflation	30.9%	44.4%	64.8%
Cumulative Inflation (over three-year period)	211.4%	290.8%	268.3%

The Company has restated all non-monetary items using the measuring unit current at December 31, 2025 in order to reflect the impact of the inflation restatement reporting. Comparative figures must also be presented in the currency unit as of December 31, 2025 and have been restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods, including those of our foreign subsidiaries, have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period. The financial statements of subsidiaries that use functional currencies other than the Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary) do not apply IAS 29 (except for the adjustment of inflation for comparative presentation) See “—VIII. Effects of Inflation” below.

II. Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates

Under current Turkish tax laws, telecommunications operators and the various sectors in which the Company operates are subject to a complex fiscal regime. Sector-specific taxes are generally charged to subscribers by mobile operators and remitted to the relevant tax authorities. These may be levied upon subscription, on an annual basis, or as ad valorem charges based on service fees. Furthermore, the Company is directly subject to certain taxes, levies, and regulatory charges that are not passed on to subscribers but are accounted for as operational expenses.

These tax obligations have affected, and could continue to adversely affect, our financial performance through two distinct channels: by impacting consumer demand due to increased total cost of ownership and by directly eroding our profitability through non-recoverable tax burdens. Moreover, persistent inflationary pressures and resulting national budget deficits may prompt the government to implement additional taxation measures or adjust existing rates, such as Value Added Tax (VAT) and Special Communication Tax (SCT). Such changes, which may occasionally have retrospective effects, could further impact our results of operations. For a detailed discussion of these risks, see “Item 3. Key Information—D. Risk Factors.”

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

Also, we are required to pay a Universal Service Fund Contribution equal to 1% of net sales revenue for Turkcell Superonline, Global Tower and Rehberlik. These amounts are paid annually within the month of June of each following year. In addition, we pay annual contributions in an amount equal to 0.35% of our net revenue to the ICTA’s expenses for abovementioned companies.

The Share of Turkish Treasury expense amounted to TRY 21,446.5 million, TRY 19,399.6 million, and TRY 17,566.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Universal Service Fund expense amounted to TRY 2,850.2 million, TRY 2,556.4 million, and TRY 2,437.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

b.Special Communications Tax (“SCT”)

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

The SCT on new mobile subscriptions was TRY 570, TRY 400 and TRY 260 in 2025, 2024 and 2023, respectively.

Since 2018, the SCT is calculated for TRY and bundle package sales and also for calling cards sales by including the margin of the distributor or/and retailer and these amounts. Mobile electronic telecommunication operators and authorized fixed telecommunication operators are responsible for the calculation and self-reporting to the tax authorities of the SCT amount on these pre-paid sales.

c.Value Added Tax (“VAT”)

In Türkiye, the services provided by GSM operators, as is the case with all other services, are subject to Value Added Tax (VAT). The VAT rate applicable to telecommunications services was historically 18% which was increased to 20% effective as of July 10, 2023.

VAT for roaming services is calculated solely on the mark-up amount on subscribers’ invoices for roaming services.

A VAT exemption for reverse charges is applied on invoices related to roaming services issued by foreign GSM operators on the basis of reciprocity.

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

d.License and Annual Utilization Fees on Subscribers and Operators

Subscribers are subject to both license and annual utilization fees. GSM operators are responsible for collecting these fees for each subscription. The license fee was TRY 258.04, TRY 179.28, and TRY 113.14 in 2025, 2024 and 2023 respectively. Subscriptions for the FATIH Project of the Ministry of National Education (launched with the purpose of improving the use of technology at schools) and machine to machine (M2M) SIM cards are not subject to license and annual utilization fees.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 21.50, TRY 14.94 and TRY 9.43 in 2025, 2024 and 2023, respectively. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the end of the previous year by the annual utilization fee, and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February of the following year.

Operators must also pay license and annual utilization fees for wireless equipment. As of January 1, 2018, the fee is calculated as 5% of the monthly net sales amount (sales amount related to the FATIH Project is not subject to TRx fees) and is to be paid by the last working day of the following month.

e.Special Consumption Tax on the Sales of Mobile Phones

The Special Consumption Tax is imposed on certain listed goods, including mobile phones, which are legally defined under the relevant legislation as “transmitter/receiver cellular phones.” This tax arises either at the time of importation of such devices into Türkiye or upon their domestic sale by manufacturers.

The tax base thresholds applicable to the Special Consumption Tax on mobile phones were revised by Presidential Decree No. 10521, published in the Official Gazette dated October 24, 2025. With this amendment, the monetary thresholds have been increased, while the statutory tax rates themselves have remained unchanged.

Accordingly, the Special Consumption Tax applicable to mobile phones is calculated based on the revised tax base brackets set out below. In all cases, the Special Consumption Tax amount calculated per device may not be lower than the minimum amount prescribed under the relevant legislation.

Special
Consumption
Tax rate
Cellular wireless phone devices with a receiver
—With Special Consumption Tax base up to TRY 4,500	25%
—With Special Consumption Tax base between TRY 4,500 and TRY 9,000	40%
—Others	50%

The revised thresholds replace the former Special Consumption Tax base limits of TRY 1,500 and TRY 3,500, thereby broadening the scope of the lower and intermediate tax brackets. This adjustment reflects developments in market prices and aims to ensure the continued applicability of the Special Consumption Tax framework to mobile phone transactions under current economic conditions.

In addition, importers are required to submit a surveillance certificate to the customs authorities when importing mobile phones with a declared customs value below USD 200. Where such certificate is not obtained, the customs value of the imported devices must be increased to at least USD 200 in order for the importation to be completed.

f.Digital Services Tax on Providers

The Digital Services Tax (“DST”) is paid by providers at a rate of 5% as of January 1, 2026 and at 2.5% as of January 1, 2027 of monthly revenues generated from the following digital services performed in Türkiye, subject to specified exemptions.

Taxpayers exceeding a revenue threshold of EUR750 million in global revenues, including local revenues, or TRY 20 million in local revenues, are subject to DST. Taxpayers who fall below either of the two thresholds specified herein are exempt from DST.

Revenues generated from some services provided by Turkcell Group are subject to DST; however, the total of those revenues did not exceed the stated thresholds as at December 31, 2025. We will continue to monitor such revenues and any updates in the related legislation.

g.Tax Law No. 7524

Tax Law No. 7524, entitled “Amendments to the Tax Code and Certain Other Laws,” was published in the Official Gazette on August 2, 2024 and has entered into force.

i.	Domestic Minimum Corporate Tax

Under the provision, the amount of corporate tax may not be less than 10% of the corporate profit, determined prior to the application of specific discounts or exemptions.

Law No. 7524 entered into effect for earnings generated in the 2025 fiscal year and in subsequent periods. Although we do not anticipate any significant impact from this regulation for the 2025 fiscal year, we cannot predict any impact for the 2026 period and beyond.

ii.	Introduction of withholding tax in e-commerce

Tax Law No. 7524 imposing an obligation on intermediary service providers and electronic commerce service providers to withhold tax on payments rendered to service providers and electronic commerce providers. The withholding tax rate applicable to e-commerce activities has been set at 1%.

iii.	Permission to transfer carried forward VAT and the right to refund to the new company through tax inspection, regardless of the statute of limitations, in merger, acquisition and division transactions

Tax Law No. 7524 provides that the amount of VAT that could not be deducted by taxpayers who have ceased operations, undergone a demerger, or been dissolved may be deducted by the transferee company, subject to the outcome of a tax inspection.

iv.	VAT amounts that cannot be deducted within a five-year period shall be removed from the carryforward VAT Account and transferred to a special account, where they will be recognized as an expense

Pursuant toTax Law No. 7524, VAT amounts that have been carried forward for five calendar years or more shall be removed from the Discount VAT Accounts and transferred to a special account. These amounts will subsequently be recognized as an expense in the calculation of income or corporate tax, subject to the findings of a tax inspection initiated at the taxpayer’s request.

v.	Determination of the Main Procedure in VAT Refunds as Tax Inspection

In order to ensure the accuracy of VAT refund claims and to prevent unjustified refunds, it has been established that VAT refund claims shall be processed based on the findings of tax inspections.

h.Investment Incentive Regime

Presidential Decree No. 9903, effective May 2025, replaced Türkiye’s previous investment incentive regime, introducing key changes to corporate tax reductions. Under the new framework, investment contribution ratios range from 20% to 50%, with the tax reduction rate set at 60%. Notably, the portion of incentives applicable to profits from other activities during the investment period has been reduced from 80% to 50%.

While existing certificates remain governed by prior legislation, they now face restrictions on capacity increases and equipment transfers if the investment subject is not supported under the new rules.

i.Other Tax Legislation

Significant tax regulations and amendments are summarized below.

i.	R&D and innovation activities

Amendments relating to R&D and innovation activities were introduced on February 3, 2021. Key changes included:

o	Extension of incentive periods for Technology Development Zones and R&D/Design Centers until December 31, 2028.
o	Companies benefiting from annual R&D incentives exceeding TRY 1 million were required to allocate 2% (set as TRY 5 million and %3 as of today), of the incentive amount (capped at TRY 100 million annually) into a special fund. These funds must be invested in venture capital investment funds or venture capital trusts supporting entrepreneurs based in Türkiye or those operating within incubation centers.
ii.	Revaluation of Depreciable Assets

In periods where the conditions requiring the application of inflation adjustment are not met, depreciable assets recorded in the balance sheet together with their accumulated depreciation may be subject to revaluation.

Accordingly, depreciable assets may be revalued pursuant to Provisional Article of the Turkish Tax Procedure Law (VUK) for the 2025 fiscal year, including the related provisional tax periods, as well as for the 2026 and 2027 fiscal years, provided that the conditions for inflation adjustment are not satisfied. The exceptions set forth under Article 298(Ç) remain applicable.

Taxpayers may also apply revaluation to depreciable assets and related accumulated depreciation at the end of provisional tax periods, in accordance with the Tax Procedure Law.

In fiscal periods during which the Company elects to conduct a revaluation of depreciable assets, an increase in depreciation expenses is anticipated within the Company’s statutory records. Concurrently, any revaluation surplus arising from such valuation is recognized under a designated reserve account within equity in the statutory books. Any portion of the revaluation surplus—excluding capital injuction—that is transferred to another account or withdrawn from the entity shall be subject to corporate taxation in the period of such transaction, irrespective of the net taxable income for said period. Upon the disposal of revalued assets through sale, transfer, withdrawal from the business, or liquidation, the revaluation surplus maintained in the designated reserve account shall be treated consistently with accumulated depreciation and shall be included in the determination of the taxable gain on disposal.

iii.	Changes to Withholding Tax Rates under Provisional Article 67 of the Income Tax Law

The withholding tax rates stipulated in Provisional Article 67 of the Income Tax Law are subject to periodic amendments. Consequently, the rates applied to income derived from financial instruments—such as investment funds, bonds, and time deposits—may vary. While these changes generally do not result in additional tax liabilities, they may create a financing cost during the period until the taxes paid via withholding are offset against corporate income tax or other similar taxes.

iv.	Amendments to Research and Development (R&D) Incentives

Law No. 7555, published in the Official Gazette dated July 24, 2025, introduced amendments to the Technology Development Zones Law. Under the amendments, the income tax withholding incentive and stamp tax exemption granted to R&D, design and support personnel have been capped at an amount equal to forty times the gross minimum wage, effective as of August 1, 2025.

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

In connection with the Southeastern Türkiye Earthquakes, several presidential decrees were implemented that included various requirements with respect to the waiver of certain fees and taxes for telecommunications services and subscribers in affected areas. See “Item 4. Information on the Company—B. Business Overview—XIII. Regulations of the Turkish Telecommunications Industry—dd. Regulations Regarding the Southeastern Türkiye Earthquakes” for further details. In addition, an additional corporate earthquake tax provision was implemented.

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

In 2023, the company committed up to TRY 3.5 billion (not restated for IAS 29) in cash and in-kind donations to support relief efforts following the earthquakes in Southeastern Türkiye. These contributions were channeled directly to victims or through authorized organizations, including the Ministry of Interior Disaster and Emergency Management Presidency (AFAD) and the Turkish Red Crescent (Kızılay) and/or other institutions and organizations announced by mentioned agencies. Following approval at the General Assembly on September 13, 2023, the donations were executed in two installments, occurring in September 2023 and January 2024. See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—c. Dividend Distribution and Allocation of Profits” for further details.

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

V. Reportable Segments and Reporting Currency

Our operations are aggregated under two main reportable segments, Turkcell Türkiye and Techfin. All other businesses are reported under the Other segment.

The Group had previously divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin. As of March 31, 2025, consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group revised its operating segments in accordance with IFRS 8 Operating Segments. The principal changes were:

a)	elimination of the Turkcell International segment following the sale of the Ukrainian operations, which constituted that majority of such segment and,
b)	reclassification of certain Turkcell Satış operations from Other segment to the Turkcell Türkiye segment.

As a consequence of these changes, telecom and digital services-related operations of BeST, Kıbrıs Telekom, Eastasian, Lifecell Ventures, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V. were reclassified from the Turkcell International segment to the Other segment. Similarly, Turkcell Satış’s operations - comprising consumer electronics sold through digital channels, smart device management operations previously presented within the Other segment are now reported within the Turkcell Türkiye segment. See Note 5 of our Consolidated Financial Statements included elsewhere in this annual report.

Following these changes, the Group’s three segments now include the following:

●	Turkcell Türkiye comprises mobile, fixed telecom and digital services related businesses (including data center and cloud) in Türkiye. Our Turkish telecommunications business represents the largest share of our business, accounting for 91.2% of our revenues and 94.6% of our Adjusted EBITDA in the year ended December 31, 2025.

●	Techfin comprises all our financial services businesses inside and outside of Türkiye. Techfin accounted for 5.7% of our revenues in the year ended December 31, 2025, and is mainly derived from Turkcell Finansman A.Ş. (“Financell”) (which accounted for 2.5% of our revenues in the year ended December 31, 2025), Paycell (which accounted for 3% of our revenues in the year ended December 31, 2025) and Turkcell Dijital Sigorta.
●	Other segment mainly comprises telecommunications, digital services, and energy-related activities outside Türkiye, and intersegment eliminations. This segment accounted for 5.9% of our revenues in the year ended December 31, 2025, of which 2.8% is attributable to intersegment eliminations, resulting in a net contribution of 3.1%.Our financial statements are presented in TRY only, which is the currency in which we recognize the majority of our revenues and expenses.

5.A Operating Results

Our Consolidated Financial Statements as of December 31, 2025, 2024, and 2023 and for each year in the three-year period ended December 31, 2025 included in this annual report, have been prepared in accordance with IFRS as issued by the IASB. We have restated all non-monetary items to reflect the impact of hyperinflation adjustments, expressed in the measuring unit current at December 31, 2025. Comparative figures for prior years have also been restated using the general price index of the current reporting year.

The following table presents selected consolidated statements of profit or loss, financial position and cash flows data as of and for each year in the three-year period ended December 31, 2025, prepared in accordance with IFRS as issued by the IASB, which have been derived from our Consolidated Financial Statements as of and for the year ended December 31, 2025 and as of the respective years.

Except where otherwise indicated, financial figures in this section include the effects of applying IAS 29. For further information, see “—Operating and Financial Review and Prospects—I. Overview of the Turkish Economy—Application of IAS 29” above.

Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

	2025	2024	2023

	(TRY millions including application of IAS 29, except share data and certain other data)
Consolidated Statement of Profit or Loss Data
Total revenue(1)	241,470.8	218,160.0	202,429.0
Total cost of revenue(2)	(173,124.4)	(164,325.7)	(159,533.8)
Total gross profit	68,346.4	53,834.4	42,895.1
Other income	452.2	329.1	1,668.3
Administrative expenses	(9,948.3)	(9,057.6)	(6,481.1)
Selling and marketing expenses	(16,880.7)	(14,331.0)	(10,738.5)
Net impairment losses on financial and contract assets	(1,428.7)	(1,336.7)	(1,905.2)
Other expenses	(2,227.3)	(3,374.3)	(10,674.3)
Operating profit	38,313.6	26,063.9	14,764.3
Finance income	16,841.5	13,584.6	23,931.9
Finance costs	(22,064.0)	(22,285.6)	(37,666.9)
Monetary gain (loss)	1,598.4	7,657.9	7,213.2
Net finance costs(3)	(3,624.2)	(1,043.1)	(6,521.8)
Share of profit of equity accounted investees	(3,499.1)	(4,139.7)	2,882.3
Profit before income tax	31,190.3	20,881.2	11,124.7
Income tax (expense)/ benefit	(13,398.8)	(6,369.3)	8,836.5
Profit from continuing operations	17,791.4	14,511.9	19,961.2
Profit/(loss) from discontinued operations(4)	(187.4)	16,267.3	3,722.3
Profit for the year	17,604.0	30,779.2	23,683.5
Attributable to:
Owners of the Company	17,604.0	30,790.4	23,724.6
Non-controlling interests	—	(11.2)	(41.1)
Profit for the year	17,604.0	30,779.2	23,683.5
Basic and diluted earnings per share from continuing operations(5)	8.2	6.7	9.2
Basic and diluted earnings per share from discontinued operations(5)	(0.1)	7.5	1.7
Consolidated Cash Flows Data
Net cash inflow from operating activities	96,619.6	82,798.7	78,845.6
Net cash outflow from investing activities	(74,938.6)	(48,561.2)	(39,507.9)
Net cash (outflow)/ inflow from financing activities	(1,531.0)	(12,806.8)	12,792.7
Other Financial Data
Weighted average number of shares(6)	2,178,379,952	2,181,023,660	2,182,106,193
Dividends declared(7)	8,800.0	8,000.0	6,277.0
Dividends per share(8)	4.000	3.636	2.853
Gross margin(9)	28.3%	24.7%	21.2%
Adjusted EBITDA(10)	104,017.0	91,365.5	82,919.3
Adjusted EBITDA Margin(10)	43.1%	41.9%	41.0%
Capital expenditures(11)	89,961.0	71,753.2	68,150.1
(1)	Total revenue includes telecommunication services revenues, equipment revenues, revenue from financial services and other (See Note 6 of our Consolidated Financial Statements included elsewhere in this annual report).
(2)	Total cost of revenue includes depreciation and amortization, cost of goods sold, payments for the Turkish Treasury share, interconnection and termination expenses, energy expenses, employee benefit expenses, radio expenses, frequency expenses, transmission expenses, universal service fund, roaming expenses, cost of revenue from financial services, internet expenses and others (See Note 11 of our Consolidated Financial Statements included elsewhere in this annual report)
(3)	As of December 31, 2025, interest income and expense on financial assets measured at amortized cost are shown netted of on our consolidated statement of profit or loss.
(4)	As of December 31, 2023, lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. As of September 9, 2024 disposal group held for sale has been sold. (See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report).

(5)	2025, 2024 and 2023 EPSs are computed over the “Weighted average number of shares” (See Note 26 of our Consolidated Financial Statements included elsewhere in this annual report).
(6)	On February 17, 2023, the Company purchased a total of 1,000,000 shares at a average price level of TRY 33.88. On August 5, 2024, and August 21, 2024 the Company purchased a total of 3,001,398 shares with average prices ranging from TRY 98.05 to TRY 99.87. On March 21, 2025, and November 12, 2025 the Company purchased a total of 2,662,240 shares with average prices ranging from TRY 87.99 to TRY 95.58. Treasury shares are recognized as a deduction from equity. These amounts are not restated under IAS 29 for the purpose of this disclosure.
(7)	On March 17, 2026, the Board of Directors proposed a TRY 8,800.0 million dividend to shareholders. This proposal is subject to approval at the Annual General Meeting scheduled for May 7, 2026, with the distribution planned for December 9, 2026. This represents a gross cash dividend of TRY 4.00 for each share with a nominal value of TRY 1.
(8)	Dividends per share were computed over 2,200,000,000 shares.
(9)	Gross margin is calculated as total gross profit divided by total revenue.
(10)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, monetary gain and loss, income tax expense, other income, other expenses, profit or loss from discontinued operations, share of profit or loss of equity accounted investees and depreciation and amortization. A reconciliation of Adjusted EBITDA to profit for the year is presented below. Adjusted EBITDA Margin is a non-GAAP financial measure that is defined as Adjusted EBITDA divided by total revenues.
(11)	Capital expenditure represents additions to property, plant and equipment, intangible assets and right of use assets. In 2023, 2024 and 2025 total additions arising from subscriber’s acquisition costs and right of use assets amounts to 16,244.1 million, TRY 18,608.7 million and TRY 28,924.8 million, respectively.

The following table provides a reconciliation of Adjusted EBITDA, as calculated by management using financial data prepared in accordance with IFRS as issued by the IASB, from net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2025	2024	2023

	(in TRY millions, including the application of IAS 29)
Profit for the year	17,604.0	30,779.2	23,683.5
(Profit)/loss from discontinued operations	187.4	(16,267.3)	(3,722.3)
Income tax (income)/expense	13,398.8	6,369.3	(8,836.5)
Consolidated profit before income tax	31,190.3	20,881.2	11,124.7
Share of (profit)/ loss of equity accounted investees	3,499.1	4,139.7	(2,882.3)
Depreciation and amortization	63,928.3	62,256.4	59,149.1
Other operating expense, net*	1,775.0	3,045.2	9,006.0
Net finance costs	5,222.6	8,701.0	13,735.0
Monetary (gain) loss	(1,598.4)	(7,657.9)	(7,213.2)
Adjusted EBITDA	104,017.0	91,365.5	82,919.3
*	For details of “Other operating expense, net” please see “—VI. Year ended December 31, 2025 compared to the year ended December 31, 2024.”

The following table presents selected operational data as of and for the periods indicated:

	As of and for the
	year ended December 31,
	2025	2024	2023
Industry Data
Population of Türkiye (in millions)(1)	86.1	85.7	85.4
Turkcell Data(2)
Mobile postpaid subscribers at end of period (in millions)(3)	31.5	29.1	27.2
Mobile M2M subscribers at end of period (in millions)	5.9	5.0	4.5
Superbox subscribers at end of period (in thousands)(4)	716.1	680.3	719.9
Mobile prepaid subscribers at end of period (in millions)(3)	7.6	9.2	10.8
Turkcell Fiber subscribers at end of period (in thousands)(11)	2,573.6	2,454.5	2,286.7
Resell Fixed Broadband subscribers at end of period (in thousands)(11)	712.9	779.0	803.5
ADSL subscribers at end of period (in thousands)	611.4	738.2	760.7
Cable subscribers at end of period (in thousands)	25.7	35.5	38.5
Fiber subscribers at end of period (in thousands)	75.8	5.3	4.4
IPTV subscribers at end of period (in thousands)	1,430.5	1,462.8	1,409.2
Total Turkcell Türkiye subscribers at end of period (in millions) (5)	43.9	43.1	42.5
Total Turkcell Group subscribers at the end of period (in millions)(6)	46.2	45.2	56.3
Mobile ARPU (in TRY)(7)	348.0	320.0	294.1
Mobile blended ARPU (excluding M2M)	400.8	362.3	328.3
Postpaid ARPU	396.9	366.8	343.4
Postpaid ARPU (excluding M2M)	478.9	437.2	404.8
Prepaid ARPU	178.4	192.6	181.5
Fixed residential ARPU (in TRY)(7)	474.6	405.8	359.0
Residential fiber ARPU	475.9	412.4	362.9
Mobile churn (monthly)(8)	2.3%	2.0%	2.0%
Fixed churn (monthly)(9)	1.7%	1.5%	1.5%
Turkcell employees at end of period	3,381	3,298	3,413
Total Group Employees at end of period(10)	24,290	22,228	24,352
(1)	The population of Türkiye for 2025, 2024 and 2023 is based on TurkStat’s announcements.
(2)

For a discussion of how these metrics affect our revenues, please see “—VI. Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024—a. Total Revenue” and “—VII. Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023—a. Total Revenue.”

(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus and the Turkish Republic of Northern Cyprus.
(4)	Superbox subscribers are included in the number of mobile subscribers.
(5)	Total Turkcell Türkiye subscriber numbers do not include subscribers in Belarus and the Turkish Republic of Northern Cyprus, which are part of the “Other” segment.
(6)	Total Turkcell group subscriber numbers include subscribers in Ukraine (for 2023 only) and in Belarus and the Turkish Republic of Northern Cyprus for the periods of 2023, 2024 and 2025.
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
(11)

As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Türkiye, was incorporated in 1993 and commenced its operations in 1994. Turkcell operates under 2G, 3G, 4.5G, and 5G licenses. In the 5G spectrum tender held on October 16, 2025, Turkcell secured the right to acquire the widest frequency allocation, totaling 160 MHz. Following this acquisition, Turkcell now holds a total spectrum portfolio of 394.4 MHz, representing approximately 41.6% of the total spectrum available to mobile operators in Türkiye. Within the scope of the 5G tender, the acquired spectrum authorizations are valid until December 31, 2042. In addition, Turkcell has obtained renewal rights for its existing authorizations (2G, 3G and 4.5G) from April 1, 2029 to December 31, 2042.

Our services portfolio includes high-quality mobile and fixed voice, data, TV and digital services over our network. We continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet our customers’ needs through lifestyle segments and usage habits.

As of December 31, 2025, we had 7.6 million prepaid subscribers and 31.5 million postpaid subscribers, compared to 9.2 million prepaid subscribers and 29.1 million postpaid subscribers as of December 31, 2024. In the mobile segment, we increased our postpaid subscriber base from 76.0% in 2024 to 80.7% in 2025 thanks to our value-focused approach. In the fixed segment, our subscriber base reached 3.3 million for the year ended December 31, 2025 compared to 3.2 million for 2024. 2.6 million of this base in 2025 are Turkcell Fiber customers. At year-end 2025 we had 46.2 million subscribers for the Group compared to 45.2 million in 2024.

Our monthly average mobile churn rate in 2025 was 2.3%. Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For a more detailed discussion, please See “Item 4. Information on the Company—B. Business Overview—V. Churn.”

We booked an impairment provision for contract assets, other assets and receivables from financial services in our Consolidated Financial Statements in the amount of TRY 1,174.0 and TRY 1,080.6 million as of December 31, 2025 and 2024 respectively, which we believe to be adequate. The movement in the impairment provision as of December 31, 2025 was mainly driven by collections of TRY 977.8 million, write-offs of overdue receivables of TRY 862.2 million and inflation adjustments of TRY 291.2 million, which were partially offset by impairment losses recognized during the year amounting to TRY 2,429.8 million.

ARPU

We calculate monthly ARPU for mobile and fixed residential services by dividing subscriber or network driven revenues in Turkcell Türkiye (excluding revenue from fixed corporate and wholesale services, digital business sales, tower operations and other non-subscriber-based revenues) for the relevant year by 12 then dividing by the average number of subscribers during the annual period. ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators, and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management considers this metric useful for evaluating service performance trends over time. The following table shows the reconciliation of Turkcell Türkiye revenues to the portion of such revenues included in the ARPU calculations for 2025, 2024 and 2023.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	(in TRY thousand)	(in TRY thousand)	(in TRY thousand)
Turkcell Türkiye Revenue(i)	220,319,476	199,742,396	186,257,652
Telecommunication Services Revenue	199,161,698	179,628,578	162,586,486
Equipment Revenue	18,934,975	17,715,566	21,230,404
Other	2,222,803	2,398,252	2,440,762
Revenues which are not attributed to ARPU Calculation(ii)	(39,400,551)	(35,642,443)	(38,828,840)
Turkcell Türkiye revenues included in ARPU calculation(i)	178,696,122	161,701,701	144,988,050
Mobile Blended ARPU (TRY) (i)	348.0	320.0	294.1
Average Number of Mobile Subscribers during the year (million)	38.7	38.4	37.8
Fixed Residential ARPU (TRY) (i)	474.6	405.8	359.0
Average Number of Fixed Residential Subscribers during the year (million)	3.0	2.9	2.7

i. Includes restatements as of December 31, 2025 in accordance with IAS 29, for further information please see “—Operating and Financial Review and Prospects—I. Overview of the Turkish Economy—Application of IAS 29” above.

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

d.Net Impairment Losses on Financial and Contract Assets

Net impairment losses on financial and contract assets consist of expected credit losses recognized mainly for trade receivables, receivables from financial services. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Loss allowances are measured using simplified lifetime expected credit losses (“ECL”) measurement for trade receivables and contract assets and 12 month and lifetime ECL for receivables of Financell.

e.Other Operating Income/Expense, net

Other operating income/(expense), net consists of donation expenses, litigation expenses, restructuring cost, insurance compensation and others.

f.Results of Operations

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	Year ended December 31,
	2025	2024	2023

	(in TRY millions)
Results of Operations (% of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue	(71.7)	(75.3)	(78.8)
Gross margin	28.3	24.7	21.2
Administrative expenses	(4.1)	(4.2)	(3.2)
Selling and marketing expenses	(7.0)	(6.6)	(5.3)
Net impairment losses on financial and contract assets	(0.6)	(0.6)	(0.9)
Other operating income/(expenses), net	(0.7)	(1.4)	(4.4)
Operating profit	15.9	11.9	7.3

V. Segment Overview

Consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group determined its operating segments in accordance with IFRS 8 Operating Segments as “Turkcell Türkiye” and “Techfin.” Although strategic segments provide similar services, they are affected by different economic conditions and geographical locations and they are regularly reviewed by Chief Operating Decision Maker (“CODM”) authority in making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group’s operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives. The Board primarily uses Adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

The Group had previously divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin. As of March 31, 2025, consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group revised its operating segments in accordance with IFRS 8 Operating Segments. The Group’s segments are now “Turkcell Türkiye” and “Techfin” and “Other.” See “—V. Reportable Segments and Reporting Currency.”

							Intersegment
	Turkcell Türkiye		Techfin		Other		Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

	(in TRY millions)
Total segment revenue	220,319.5	199,742.4	13,688.8	11,300.9	14,139.7	10,974.6	(6,677.1)	(3,857.8)	241,470.8	218,160.0
Inter-segment revenue	(1,146.4)	(1,315.2)	(1,233.8)	(1,068.6)	(4,296.9)	(1,474.1)	6,677.1	3,857.8	—	—
Revenues from external customers	219,173.1	198,427.2	12,455.1	10,232.3	9,842.7	9,500.5	—	—	241,470.8	218,160.0
Adjusted EBITDA*	98,416.5	86,852.7	3,383.1	2,845.9	2,695.9	2,111.6	(478.6)	(444.8)	104,017.0	91,365.5
Net impairment losses on financial and contract assets	(991.6)	(1,068.5)	(332.9)	(260.1)	(104.3)	(8.1)	—	—	(1,428.7)	(1,336.7)

							Intersegment
	Turkcell Türkiye		Techfin		Other		Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(in TRY millions)
Total segment revenue	199,742.4	186,257.7	11,300.9	8,633.9	10,974.6	11,404.2	(3,857.8)	(3,866.8)	218,160.0	202,429.0
Inter-segment revenue	(1,315.2)	(1,225.6)	(1,068.6)	(784.8)	(1,474.1)	(1,856.4)	3,857.8	3,866.8	—	—
Revenues from external customers	198,427.2	185,032.1	10,232.3	7,849.1	9,500.5	9,547.8	—	—	218,160.0	202,429.0
Adjusted EBITDA*	86,852.7	78,046.6	2,845.9	3,037.9	2,111.6	2,269.6	(444.8)	(434.9)	91,365.5	82,919.3
Net impairment (losses)/gains on financial and contract assets	(1,068.5)	(1,739.4)	(260.1)	(154.9)	(8.1)	(10.9)	—	—	(1,336.7)	(1,905.2)

*	For a definition of Adjusted EBITDA please see “Non-IFRS Measures.”

Turkcell Türkiye

a.2025 compared to 2024

Total revenues generated by the Turkcell Türkiye segment increased by 10.3% to TRY 220,319.5 million in 2025 from TRY 199,742.4 million in 2024, primarily driven by an increase in the number of subscribers and ARPU growth through price adjustments, upsell efforts, as well as an increase in corporate revenues driven by digital business services performance and data center and cloud revenues. Turkcell Türkiye’s total subscriber base reached 43.9 million in 2025, with a net increase of 788 thousand, representing a 1.9% year-on-year growth. Our mobile subscriber base grew by 809 thousand to 39.1 million. We continued to prioritize profitable growth in a highly competitive environment where Mobile Number Portability (MNP) transaction volumes reached a record high of approximately 18 million in 2025.

The mobile postpaid subscriber base achieved its highest growth in 26 years, with 2.4 million net additions bringing the postpaid base to 31.5 million in 2025 end. Accordingly, postpaid subscribers account for 80.7% of our mobile segment as of the end of 2025 as compared to 76.0% as of the end of 2024. The growth in postpaid subscribers is one of the key drivers of mobile ARPU growth, as these customers typically generate higher revenue than prepaid subscribers. Concurrently, our prepaid subscriber base decreased to 7.6 million in 2025, from 9.2 million in 2024, primarily driven by an ongoing shift toward postpaid plans as customers prefer fixed-price postpaid packages to mitigate inflationary pressures, as well as the widespread adoption of alternative data solutions (e-SIM).

Turkcell Türkiye’s Adjusted EBITDA increased by 13.3% to TRY 98,416.5 million in 2025 from TRY 86,852.7 million in 2024, mainly due to the increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses. Total operating costs (without depreciation, amortization and impairment of fixed assets) increased to TRY 121,903.0 million in 2025, representing an 8.0% increase as compared to 2024. These higher costs were primarily related to increases in selling and marketing expenses driven by 5G-related marketing activities, treasury share payments in line with mobile revenue growth, and radio expenses associated with 5G network preparation, partially offset by the decrease in energy expenses. Please see “—VI. Year ended December 31, 2025 compared to the year ended December 31, 2024—b. Cost of Revenue.”

b.2024 compared to 2023

Total revenues generated by the Turkcell Türkiye segment increased by 7.2% to TRY 199,742.4 million in 2024 from TRY 186,257.7 million in 2023. Turkcell Türkiye’s subscriber base reached 43.1 million in 2024, with a net increase of 578 thousand. We have achieved 3.7 million net subscriber additions over the past three years thanks to our superior infrastructure, a wide range of solutions tailored to customer preferences, and pioneering campaigns designed to simplify our customers’ lives. This success is also attributable to the customer experience we provide and our analytical capabilities.

Mobile postpaid subscriber base experienced substantial growth, reaching 29.1 million with a strong 1.9 million net additions—the highest in 15 years. Accordingly, postpaid subscribers account for 76.0% of our mobile segment as of the end of 2024. The growth in postpaid subscribers is one of the key drivers of mobile ARPU growth, as these customers typically generate higher revenue than prepaid subscribers. Concurrently, our prepaid subscriber base decreased to 9.2 million, primarily driven by the widespread usage of alternative data solutions (e-SIM) and the routine disconnection of inactive prepaid subscribers during the quarter, in line with our churn policy. The competitive environment, which intensified in May and peaked in December, drove the MNP market in Türkiye to unprecedented highs. While our mobile churn rate in the fourth quarter of the year exceeded that of the same period last year, the annual churn rate remained stable at 2% throughout the year thanks to our successful subscriber retention strategy.

Turkcell Türkiye’s Adjusted EBITDA increased by 11.3% to TRY 86,852.7 million in 2024 from TRY 78,046.6 million in 2023, mainly due to the increase in revenues resulting from the reasons mentioned above, despite the increase in cost of revenues and operational expenses. Total operating costs (without depreciation, amortization and impairment of fixed assets) increased to TRY 112,889.7 million in 2024, representing a 4.3% increase as compared to 2023. These higher costs were related to the increases in employee benefit expenses and treasury share. Please see “—VII. Year ended December 31, 2024 compared to the year ended December 31, 2023—b. Cost of Revenue.”

Techfin

a.	2025 compared to 2024

Total revenues generated by the Techfin segment increased by 21.1% to TRY 13,688.8 million in 2025 from TRY 11,300.9 million in 2024, mainly driven by Paycell’s strong increase in revenues, while Financell recorded limited revenue growth due to the prevailing interest rate environment and continuing regulatory limits on loan durations for smartphone installments. Paycell revenues grew 41.0% and Financell revenues grew by 0.5%.

Techfin’s Adjusted EBITDA increased by 18.9% to TRY 3,383.1 million in 2025 from TRY 2,845.9 million in 2024, as the strong revenue growth was partially offset by a proportionally higher increase in costs. As a percentage of revenues, Techfin’s Adjusted EBITDA decreased by 0.5 percentage points to 24.7% in 2025 from 25.2% in 2024. This was mainly due to higher mobile payment expenses driven by the demand for POS solutions, with Paycell’s EBITDA margin declining to 34.3% from 43.0%. This impact was partially offset by the improvement in Financell’s EBITDA margin, which expanded to 16.1% from 14.9%, supported by lower funding costs relative to the prior year.

b.	2024 compared to 2023

Total revenues generated by Techfin segment increased by 30.9% to TRY 11,300.9 million in 2024 from TRY 8,633.9 million in 2023 due to the higher loan portfolio of Financell and the continued demand for diversified portfolio of services (mobile payment (Pay Later), Paycell card and payment facilitation (POS) solutions) in 2024 compared to 2023. Paycell revenues grew 25% and Financell revenues grew by 32.8%

Techfin’s Adjusted EBITDA decreased by 6.3% to TRY 2,845.9 million in 2024 from TRY 3,037.9 million in 2023, mainly due to the increase in cost of revenue and operational expenses being higher than the increase in revenues. As a percentage of revenues, Techfin’s Adjusted EBITDA decreased by 10 percentage points to 25.2% in 2024 from 35.2% in 2023. This was mainly due to increases in funding expenses (contributing 8.6%).

Other

a.	2025 compared to 2024

Total revenues generated by the Other segment (excluding intersegment eliminations) increased by 28.8% to TRY 14,139.7 million in 2025 from TRY 10,974.6 million in 2024, as restated primarily driven by higher energy revenues from Turkcell Enerji’s electricity sales to other Group entities, as well as revenue growth at BeST and Kıbrıs Telekom supported by subscriber base expansion and tariff increases. BeST’s subscriber base grew by 6.7% to 1.6 million in 2025 from 1.5 million in 2024, while Kıbrıs Telekom’s subscriber base grew by 16.7% to 0.7 million in 2025 from 0.6 million in 2024.

The Other segment’s Adjusted EBITDA increased by 27.7% to TRY 2,695.9 million in 2025 from TRY 2,111.6 million in 2024, driven by the strong operational performance of both BeST and Kıbrıs Telekom. EBITDA margin remained broadly stable at 19.1%, compared to 19.2% in 2024.

b.	2024 compared to 2023

Total revenues generated by the Other segment (excluding intersegment eliminations), mainly comprised of international telecommunications operations (BeST in Belarus and Kıbrıs Telekom), energy business, non-group call center revenues, decreased by 3.8% to TRY 10,974.6 million in 2024 from TRY 11,404.2 million in 2023, primarily due to lower energy revenues as a result of a reduction in electricity trading activities.

Other segment’s Adjusted EBITDA decreased by 7.0% to TRY 2,111.6 million in 2024 from TRY 2,269.6 million in 2023.

VI. Year ended December 31, 2025 compared to the year ended December 31, 2024

Subscriber discussion

2025 was marked by aggressive competition in the mobile market, with mobile number portability transactions reaching record levels. Despite this environment, we achieved growth in both subscriber numbers and ARPU by maintaining a disciplined and balanced operational approach. As of December 31, 2025, our mobile subscriber base in Türkiye reached 39.1 million, including 31.5 million postpaid subscribers, compared to 38.3 million total and 29.1 million postpaid subscribers at the end of 2024. This represents a net annual increase of 788 thousand mobile subscribers as compared to 578 thousand for 2024. Growth was primarily driven by 2.4 million net additions to the postpaid segment, which constitutes 80.7% of our total mobile base in 2025-end, up from 76.0% in 2024. Prepaid subscribers decreased to 7.6 million. This shift was consistent with our value-focused strategy and reflects customer preference for fixed-price postpaid packages to mitigate inflationary pressures, alongside the increasing adoption of e-SIM technology.

In the fixed broadband segment, the competitive landscape remained challenging due to delayed pricing adjustments by other internet service providers. Our total fixed subscriber base grew by 53 thousand net additions to reach 3.3 million as of December 31, 2025 as compared to 3.2 million for 2024. This growth was supported by the expansion of our fiber infrastructure and rising demand for high-speed services, with fiber customers increasing to 2.6 million from 2.5 million in 2024.

Internationally, our Belarusian subsidiary, BeST, reported 1.6 million registered mobile subscribers as of December 31, 2025, up from 1.5 million in 2024 rising 6.7% as compared to 2024. In Turkish Republic of Northern Cyprus, Kıbrıs Telekom’s mobile subscriber base reached 0.7 million at the end of 2025, compared to 0.6 million at the close of 2024, rising 16.7% as compared to 2024.

a.Total Revenue

Total consolidated revenues increased 10.7% to TRY 241,470.8 million in 2025 from TRY 218,160.0 million in 2024. This growth was primarily driven by the expanding subscriber base and ARPU growth in Turkcell Türkiye, resulting from postpaid subscriber additions, price adjustments and upsell activities. Additionally, revenue growth was supported by the strong performance of digital business services, specifically the data center and cloud business which grew by 45.0% year-on-year and hardware sales to enterprises, as well as growth in the Techfin business led by Paycell. Paycell delivered 41.0% revenue growth, primarily driven by its POS services, as transaction volumes doubled to reach TRY 88.4 billion.

For discussion of year-on-year comparison for total revenues generated by Turkcell Türkiye, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 5.4% to TRY 173,124.4 million in 2025 from TRY 164,325.7 million in 2024, mainly due to increases in depreciation and amortization, treasury share and universal service fund, employee benefit expenses, cost of goods sold, frequency expenses, cost of revenue from financial services, radio expenses and transmission expenses, partially offset by decreases in energy expenses and interconnection expenses.

Depreciation and amortization charges increased by 2.7% to TRY 63,928.3 million in 2025 from TRY 62,256.4 million in 2024. The amortization expense for computer software and subscriber acquisition costs (SAC) increased to TRY 12,569.0 million and TRY 10,419.9 million in 2025 from TRY 11,194.6 million and TRY 9,765.2 million in 2024. The increase is mainly attributable to new software additions and higher SAC capitalization driven by growth in subscriber base and revenues.

Treasury share and universal service fund paid to the ICTA increased by 10.7% to TRY 24,296.7 million in 2025 from TRY 21,956.0 million in 2024, substantially in line with the growth in mobile revenues which is the base for these payments.

Employee benefit expenses within cost of revenue increased by 2.0% to TRY 20,587.0 million in 2025 from TRY 20,176.6 million in 2024, primarily driven by annual wage adjustments.

Cost of goods sold increased by 7.4% to TRY 17,133.0 million in 2025 from TRY 15,945.8 million in 2024, primarily driven by higher equipment sales volumes, reflecting our focus on enterprise hardware sales.

Frequency expenses increased by 10.3% to TRY 7,854.8 million in 2025 from TRY 7,121.5 million in 2024, in line with the increase in Turkcell’s revenues which constitute the calculation base for frequency fees.

Cost of revenue from financial services increased by 24.8% to TRY 7,350.6 million in 2025 from TRY 5,892.1 million in 2024, mainly due to higher mobile payment expenses reflecting the strong demand for Paycell’s POS solutions, with total POS transaction volume doubling year-on-year to TRY 88.4 billion.

Interconnection and termination fees decreased by 1.9% to TRY 5,766.2 million in 2025 from TRY 5,879.2 million in 2024, primarily driven by limited growth in overall traffic volumes, while the offsetting effect of the increase in national SMS unit prices had a relatively minor impact on total fees.

Energy costs decreased 12.6% to TRY 5,105.3 million in 2025 from TRY 5,843.3 million in 2024, primarily driven by the impact of Turkish Lira depreciation and savings from solar energy initiatives, which more than offset the rise in energy prices.

Radio costs increased by 47.9% to TRY 4,048.0 million in 2025 from TRY 2,736.6 million in 2024, primarily due to higher network field costs.

Transmission costs increased by 12.3% to TRY 2,830.4 million in 2025 from TRY 2,520.3 million in 2024, mainly due to a rise in price, capacity and exchange rate effects.

Roaming expenses decreased by 2.2% to TRY 1,937.0 million in 2025 from TRY 1,981.2 million in 2024, mainly due to the increased impact of higher foreign exchange rates.

As a result of the factors discussed above, total gross profit margin increased by 3.6 percentage points from 24.7% in 2024 to 28.3% in 2025.

c.Administrative expenses

Administrative expenses increased by 9.8% to TRY 9,948.3 million in 2025 from TRY 9,057.6 million in 2024 with the increase driven mainly by the rise in employee benefits expenses, collection expenses and consultancy expenses.

Employee benefit expenses, the largest component of administrative expenses, increased by 3.4% to TRY 6,755.9 million in 2025 from TRY 6,536.2 million in 2024 primarily driven by annual wage adjustments.

d.Selling and marketing expenses

Selling and marketing expenses increased by 17.8% to TRY 16,880.7 million in 2025 from TRY 14,331.0 million in 2024, mainly due to the increase in marketing and selling expenses, as well as a more limited increase in employee benefit expenses.

Marketing expenses increased by 23.2% to TRY 6,668.6 million in 2025 from TRY 5,410.7 million in 2024 driven by advertising and sponsorship activities including 5G-related marketing expenses. Selling expenses increased by 116.8% to TRY 1,495.7 million in 2025 from TRY 690.0 million in 2024. Employee benefit expenses increased by 3.2% to TRY 7,888.2 million in 2025 from TRY 7,640.5 million in 2024, primarily driven by annual wage adjustments.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets increased by 6.9% to TRY 1,428.7 million in 2025 from TRY 1,336.7 million in 2024 in line with the increase in revenue. Net impairment losses on financial and contract assets as a percentage of revenues remained stable at 0.6% for the year ended December 31, 2025 compared to 0.6% for the year ended December 31, 2024.

We booked an impairment provision of TRY 1,174.0 million and TRY 1,080.6 million for trade receivables, contract assets and receivables from financial services as at December 31, 2025 and 2024, respectively.

f.Other operating income/(expenses), net

Other net operating expenses decreased to TRY 1,775.0 million in 2025 from TRY 3,045.2 million in 2024, mainly due to the non-recurrence of the distributor restructuring cost of TRY 1,580.3 million recognized in 2024 in connection with the Group’s reduction of its distributor network from two to one.

g.Operating profit

Operating profit increased by 47.0% to TRY 38,313.6 million in 2025 from TRY 26,063.9 million in 2024. As a percentage of revenues, operating profit increased from 11.9% in 2024 to 15.9% in 2025, primarily due to an increase in total revenues and a more limited increase in cost of revenues.

h.Net finance income/(costs)

Net finance costs increased to TRY 3,624.2 million in 2025 from TRY 1,043.1 million in 2024.

Finance income increased by 24.0% to TRY 16,841.5 million in 2025 from TRY 13,584.6 million in 2024, primarily due to higher interest income from financial assets, which increased to TRY 4,918.5 million from TRY 1,481.7 million, and income from money market funds, which increased to TRY 3,008.8 million in 2025, and decrease in income from foreign exchange protected deposits, which amounted to TRY 2,233.6 million in 2024.

Finance costs decreased slightly by 1.0% to TRY 22,064.0 million in 2025 from TRY 22,285.6 million in 2024.

Moreover, monetary gain arising from IAS 29 implementation amounted to TRY 1,598.4 million and TRY 7,657.9 million respectively in 2025 and 2024, mainly due to the slowing pace of inflation and increased monetary composition of the company which has an adverse impact on monetary gain.

i.Income tax (expense)/benefit

Income tax expense increased to TRY 13,398.8 million in 2025 from TRY 6,369.3 million in 2024. This was primarily driven by the higher deferred tax expense resulting from the removal of inflationary accounting adjustments in the 2025 statutory financials. This negative impact was partially offset by a deferred tax benefit arising from the revaluation of fixed assets in accordance with Article 298(Ç) of the Turkish Tax Procedure Law. For further information, see “Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates - Revaluation of Depreciable Assets”

j.Share of (loss)/profit of equity accounted investees

Share of loss of equity accounted investees narrowed by 15.5% to TRY 3,499.1 million in 2025, compared to TRY 4,139.7 million in 2024. This improvement was primarily driven by the favorable impact of the revision to the Special Consumption Tax base implemented in 2025 and enhanced operational efficiencies, both of which reduced the losses recognized from the Company’s investment in Togg. Despite this positive trend, Togg’s overall financial performance continued to be impacted by significant research and development expenditures and marketing expenditures.

k.Profit/loss from discontinued operations

In 2025, there were no discontinued operations. The loss from discontinued operations of TRY 187.4 million in 2025 represents the final settlement of the receivable arising from the sale of the Ukrainian subsidiaries in 2024. In 2024, profit from discontinued operations was TRY 16,267.3 million. This consisted of the profit for the period from discontinued operations from January 1 to September 9, 2024 (the closing date) of TRY 4,721.0 million and the gain on disposal of the Ukrainian subsidiaries of TRY 11,546.3 million. See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report.

l.Profit for the year

Profit for the period attributable to owners of the Company decreased to TRY 17,604.0 million in the year ended December 31, 2025 from TRY 30,779.2 million in the year ended December 31, 2024. The year-on-year decline mainly reflects a high base in 2024, driven by TRY 16,267.3 million of income from discontinued operations, comprising a one-off gain on the disposal of the Ukrainian subsidiaries and profit generated through the closing date of September 9, 2024. Profit from continuing operations increased by 22.6% to TRY 17,791.4 million in 2025 from TRY 14,511.9 million in 2024, primarily driven by EBITDA growth, a decreased share of loss from equity accounted investees and a decline in net finance costs excluding monetary gain, partially offset by lower monetary gain and higher income tax expense.

m.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” There were no amounts allocated to non-controlling interests for the year ended December 31, 2025, compared to a loss allocated to non-controlling interests of TRY 11.2 million for the year ended December 31, 2024.

VII. Year ended December 31, 2024 compared to the year ended December 31, 2023

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

a.Total Revenue

Total consolidated revenues increased 7.8% to TRY 218,160.0 million in 2024 from TRY 202,429.0 million in 2023. This growth was mainly attributable to the expanding customer base of Turkcell Türkiye, driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For discussion of year-on-year comparison for total revenues generated by Turkcell Türkiye, Turkcell International, Techfin and Other segments, please refer to “—V. Segment Overview.”

b.Cost of revenue

Cost of revenue, including depreciation and amortization, increased by 3.0% to TRY 164,325.6 million in 2024 from TRY 159,533.8 million in 2023, mainly due to the increase in treasury share expenses and universal service fund, employee benefit expenses, radio expenses, frequency expenses, depreciation and amortization and cost of revenue from financial services, partially offset by decreases in interconnection expenses and energy expenses. As a percentage of revenues, cost of revenues decreased by 3.5 percentage points to 75.3% in 2024 from 78.8% in 2023. This was mainly due to decreases in depreciation and amortization (contributing 0.7%), cost of goods sold (contributing 2.7%), interconnection and termination expense (contributing 1.0%), and energy expense (contributing 0.8%), despite an increase in employee benefit expense (contributing 1.4%).

Depreciation and amortization charges (including impairment charges) increased by 5.3% to TRY 62,256.4 million in 2024 from TRY 59,149.1 million in 2023. The depreciation expense for our network infrastructure increased to TRY 22,389.6 million in 2024 from TRY 17,161.5 million in 2023. Even though there was an increase in depreciation expense for our network infrastructure due to new network investments, this increase was lower than the yearly inflation. The amortization expense for our computer software and subscriber acquisition costs (SAC) increased to TRY 11,194.6 million and TRY 9,765.2 million in 2024 from TRY 12,143.4 million and TRY 12,061.5 million in 2023. The increase is mainly attributable to new software additions and higher capitalization of SAC in accordance with IFRS15.

Cost of goods sold decreased 21.1% to TRY 15,945.8 million in 2024 from TRY 20,211.9 million in 2023, mainly due to the decreased volume in equipment sales, partially due to our focus on sales through our digital platforms.

Treasury share and universal service fund over our mobile revenues paid to the ICTA increased by 10.3% to TRY 21,956.0 million in 2024 from TRY 19,904.7 million in 2023, mainly due to an increase in mobile revenues which is the base of treasury share and universal service fund.

Employee benefit expenses increased by 26.4% to TRY 20,176.6 million in 2024 from TRY 15,964.3 million in 2023, mainly due to the biannual salary increases applied in January and July 2024.

Interconnection and termination fees decreased by 21.4% to TRY 5,879.2 million in 2024 from TRY 7,475.2 million in 2023, mainly due to decreasing mobile termination rates in Türkiye.

Energy cost decreased by 15.9% to TRY 5,843.3 million in 2024 from TRY 6,948.7 million in 2023, mainly due to the inflation effect.

Frequency expenses increased by 10.3% to TRY 7,121.5 million in 2024 from TRY 6,472.1 million in 2023. The frequency fees are paid at 5% of the net revenues of Turkcell İletişim Hizmetleri and the increased frequency expenses were in line with the increase in Turkcell’s revenues.

Cost of revenue from financial services increased by 68.5% to TRY 5,892.1 million in 2024 from TRY 3,497.9 million in 2023, mainly due to rise in the loans portfolio of Financell and Paycell’s increased transaction volume across all services along with rising interest rates.

Radio cost increased by 5.8% to TRY 2,736.6 million in 2024 from TRY 2,586.8 million in 2023, primarily due to increased roll out.

Transmission costs decreased by 9.0% to TRY 2,520.3 million in 2024 from TRY 2,769.2 million in 2023 primarily due to price increases remaining below annual inflation, despite increased capacity and adverse exchange rate effects.

Roaming expenses decreased 7.6% to TRY 1,981.2 million in 2024 from TRY 2,144.6 million in 2023, mainly due to the rise in travel and the increased impact of higher foreign exchange rates.

As a result, total gross profit margin increased 3.5% from 21.2% in 2023 to 24.7% in 2024.

c.Administrative expenses

Administrative expenses increased 39.8% to TRY 9,057.6 million in 2024 from TRY 6,481.1 million in 2023, mainly due to higher employee benefit expenses. Employee benefit expenses rose by 41.4% to TRY 6,536.2 million in 2024 from TRY 4,621.3 million in 2023, mainly due to biannual salary increases implemented in January and July 2024. As a percentage of revenues, administrative expenses increased to 4.2% for the year ended December 31, 2024 from 3.2% for the year ended December 31, 2023.

d.Selling and marketing expenses

Selling and marketing expenses increased by 33.5% to TRY 14,331.0 million in 2024 from TRY 10,738.5 million in 2023, mainly due to the increase in marketing expenses and employee benefit expenses, partially offset by a decrease in selling expenses. As a percentage of revenues, selling and marketing expenses increased to 6.6% for the year ended December 31, 2024 compared to 5.3% for the year ended December 31, 2023. This was driven mainly by the rise in employee benefits expenses (contributing 0.6%). Employee benefit expenses increased 28.8% to TRY 7,640.5 million in 2024 from TRY 5,933.1 million in 2023, due to the biannual salary increases applied in January and July 2024.

e.Net impairment losses on financial and contract assets

Net impairment losses on financial and contract assets decreased by 29.8% to TRY 1,336.7 million in 2024 from TRY 1,905.2 million in 2023. Net impairment losses on financial and contract assets as a percentage of revenues were 0.6% for the year ended December 31, 2024 as compared to 0.9% for the year ended December 31, 2023.

We booked an impairment provision of TRY 1,080.6 million and TRY 1,427.9 million for contract assets, other assets and receivables from financial services as at December 31, 2024 and 2023, respectively.

f.Other operating income/(expenses), net

Other net operating expenses income decreased to TRY 3,045.2 million in 2024 from TRY 9,006.0 million in 2023, mainly due to the donation in 2023 for the Southeastern Türkiye Earthquakes and other litigation expenses. However, the decrease in other net operating income was partially offset by a rise in insurance compensation income and income from equipment donations.

g.Operating profit

Operating profit increased by 76.5% to TRY 26,063.9 million in 2024 from TRY 14,764.2 million in 2023. As a percentage of revenues, operating profit increased from 7.3% in 2023 to 11.9% in 2024, primarily due to an increase in total revenues and a more limited increase in cost of revenues.

h.Net finance income/(costs)

Net finance costs decreased to TRY 1,043.1 million in 2024 from TRY 6,521.8 million in 2023.

Finance income decreased by 43.2% to TRY 13,584.6 million in 2024, as compared to TRY 23,931.9 million in 2023, mainly due to decrease in income from financial assets carried at fair value and decrease in the cash flow hedges- reclassified to profit or loss.

Finance costs decreased by 40.8% to TRY 22,285.6 million in 2024 from TRY 37,666.9 million in 2023, mainly due to the decrease in net foreign exchange losses. Net foreign exchange losses decreased to TRY 4,912.9 million in 2024 from TRY 26,488.3 million in 2023.

Moreover, monetary gain (loss) arising from IAS 29 implementation amounted to TRY 7,657.9 million and TRY 7,213.2 million respectively in 2024 and 2023 years. The decrease in monetary gain was due to the net monetary position change.

i.Income tax (expense)/benefit

Income tax shifted from income of TRY 8,836.5 million in 2023 to an expense of TRY 6,369.3 million in 2024, primarily due to the one-off deferred tax income recognized in 2023 following the initial implementation of inflation accounting in accordance with the amendments to the Tax Procedure Law and Corporate Tax Law, to the statutory financial statements as of December 31, 2023 (which adjusted the tax bases for the effects of inflation). Accordingly, a net deferred tax asset was recognized for the impact of inflation adjustment on the tax bases of non-monetary items as of December 31, 2023. This recognition continued to be applied in 2024. Additionally, the increase in corporate tax expense was primarily driven by the Company’s statutory financial statements reflecting a tax-paying position in 2024.

j.Share of (loss)/profit of equity accounted investees

Share of profit/(loss) of equity accounted investees decreased from a profit of from TRY 2,882.3 million in 2023 to a loss of TRY 4,139.7 million in 2024, mainly due to increased losses from TOGG, primarily driven by higher cost of sales, R&D and marketing expenses.

k.Profit from discontinued operations

Profit from discontinued operations increased from TRY 3,722.3 million in 2023 to TRY 16,267.3 million in 2024. This increase was mainly due to the gain on the sale of Ukrainian assets, which amounted to TRY 11,546.3 million, with the remaining portion corresponding to the profit for the year from discontinued operations, which amounted to TRY 4,721.0. See Note 3 of our Consolidated Financial Statements included elsewhere in this annual report.

l.Profit for the period

Profit for the period attributable to owners of the Company increased to TRY 30,779.2 million in the year ended December 31, 2024 from TRY 23,683.5 million in the year ended December 31, 2023 in addition to the gain on the sale of Ukrainian assets, higher operating profit and lower net finance costs enabled a higher net income as compared to the same period of last year.

m.Non-controlling interests

Non-controlling interests in the net loss (profit) of our consolidated subsidiaries is classified separately in the Consolidated Financial Statements of operations under “non-controlling interests.” Loss allocated to non-controlling interests amounted to TRY 11.2 million for the year ended December 31, 2024, compared to a loss allocated non-controlling interests amounted to TRY 41.1 million for 2023.

VIII. Effects of Inflation

According to TurkStat, the annual consumer price inflation in Türkiye exhibited volatility throughout 2025, ultimately decreasing to 30.89% by year-end from 44.38% in 2024. This trend was influenced by various factors, including wage adjustments, fiscal measures, political tensions, and supply-side pressures in the agricultural sector. The year-end inflation converged with the targets outlined in the Government’s latest Medium-Term Program and CBRT expectations survey. Despite the deceleration in inflation, the USD/TRY exchange rate increased from 35.22 at year-end 2024 to 42.86 at year-end 2025.

As of February 2026, headline inflation was at 31.5%. While the CBRT projects a year-end inflation rate of 16.0% for 2026, the March 2026 CBRT Survey of Market Participants indicates a higher market expectation of 25.38%. While recent policy decisions by various national governments and the U.S.-Israel-Iran war may amplify global inflation risks, Türkiye’s expansionary fiscal policy and political uncertainties are heightening the risk of high domestic inflation.

For a comprehensive discussion on the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) to our financial statements, please refer to “—Operating and Financial Review and Prospects—I. Overview of the Turkish Economy—Application of IAS 29.”

In 2025, the Company remained committed to a rational pricing strategy to mitigate the adverse effects of the macroeconomic environment, particularly persistent inflation, on its financial performance. We implemented two strategic price adjustments during the year, which allowed us to maintain a dynamic competitive position and support ARPU growth.

For further details on our pricing strategy in the context of inflation and the potential impacts of continued inflation, see “Item 4. Information on the Company—B. Business Overview—IV. Tariffs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

For further details on impact of deferred tax impact of removal of inflationary accounting on statutory accounts, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—VI. Year ended December 31, 2025 compared to the year ended December 31, 2024 - i.Income tax (expense)/benefit.”

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. Exchange rate fluctuations affect assets and liabilities denominated in foreign currencies, primarily through our exposure related to debt obligations and capital expenditures. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Türkiye. To manage this risk, we utilize natural hedging by maintaining a portion of our cash in foreign currency. Additionally, we manage exchange rate and interest rate risks by executing derivative transactions, such as NDFs, swaps, and IRS, across various maturities. We are increasing the diversification of financial products to protect our foreign currency assets against currency fluctuations and enhance returns from these foreign assets.

Although the variety of available instruments and market liquidity have decreased while costs have risen, the foreign exchange risks resulting from our USD, EUR, and CNY-denominated purchases and borrowings remain at manageable levels, supported by existing market mechanisms that enable effective hedging. While we are currently able to hedge our principal TRY exposure to the USD, EUR and CNY on commercially reasonable terms, no assurance can be given that we will continue to be able to do so under all circumstances. This is particularly true given the ongoing volatility in global markets, which has had, and is likely to continue to have, a material impact on financial stability and may lead to a significant increase in our financing costs. We aim to maintain the proportion of on-balance sheet transactions while maintaining the “natural hedge” structure in order to reduce the costs associated with exchange rate and interest rate risks. In Türkiye, regulatory measures are sometimes introduced to derivative markets in order to control foreign exchange markets. Potential regulations may increase Turkcell’s hedging costs.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

X. Interest Rates Hedging

We continually monitor and examine financing opportunities to improve our financial flexibility and performance. Depending on the availability in both domestic and international debt and capital markets, we monitor new financing alternatives on an ongoing basis for contingency purposes as well as to fund potential new investments. Policy makers have implemented various regulations regarding the utilization of loans and the usage of derivatives. As a result, the variety of interest rate hedging tools decreased sharply in the market. We are exposed to interest rate risk, since part of our debt portfolio is dependent on floating rates. Uncertainty over the economic policy stance of the U.S. Federal Reserve Chair, the U.S.-Israel-Iran war, the high external debt levels of the United States in 2026, potential overvaluation of technology companies, interest rate increases in Japan, volatile movements in U.S. and Japanese bond curves and geopolitical tensions may contribute to volatility in interest rate markets and could increase hedging costs.

XI.New Accounting Standards Issued

See Note 2 of our Consolidated Financial Statements included elsewhere in this annual report.

5.B Liquidity and Capital Resources

a.Net Cash Flows

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile and fiber communications network, including the maintenance of existing infrastructure and investments in 5G infrastructure, for working capital needs, investments in data centers and renewable energy, and the servicing of our debt obligations and 5G license payments. Below is a summary of our consolidated cash flows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023

	(in TRY millions)
Net cash inflow from operating activities	96,619.6	82,798.7	78,845.6
Net cash outflow from investing activities	(74,938.6)	(48,561.2)	(39,507.9)
Net cash inflow/(outflow) from financing activities	(1,531.0)	(12,806.8)	12,792.7
Net increase in cash and cash equivalents	20,150.0	21,430.7	52,130.4
Effects of exchange rate changes and inflation adjustments on cash and cash equivalents	(18,245.1)	(33,286.5)	(31,186.3)

We consider the subtotal comprising profit for the period after non-cash items, as presented in the consolidated statement of cash flows, in order to analyze the increase in cash inflow from operating activities, which increased to TRY 128,097.2 million in 2025, from TRY 108,424.8 million in 2024. Furthermore, the increase in working capital (mainly due to changes in trade receivables, other current assets, trade and other payables, and receivables from financial operations) as well as the increase in income tax paid (to TRY 9,026.0 million in 2025 from TRY 2,816.1 million in 2024) resulted in a 16.7% increase in net cash provided by our operating activities. As a result, net cash provided by our operating activities was TRY 96,619.6 million in 2025 and TRY 82,798.7 million in 2024. For more information, see the Consolidated Statement of Cash Flows to our Consolidated Financial Statements for the year ended December 31, 2025 included elsewhere in this annual report.

Net cash outflow from investing activities increased to TRY 74.938,6 million in 2025, from TRY 48,561.2 million in 2024. This change was mainly due to cash outflows from purchase of shares or borrowing instruments of other enterprises or funds, which increased to TRY 108,053.2 million in 2025 from TRY 78,769.2 million in 2024, and acquisition of property, plant and equipment and intangible assets, which increased to TRY 71,776.3 million in 2025 from TRY 66,663.2 million in 2024, a decrease by cash inflow from the proceeds of the disposal of the Ukrainian subsidiaries which amounted to TRY 17,957.6 million in 2024 to TRY 528.0 million in 2025.

Net cash outflow from financing activities decreased to TRY 1.531,0 million in 2025, from TRY 12,806.8 million in 2024. This change was mainly due to net cash inflow from proceeds of loans, borrowings and bonds that was more than offset by cash outflow in proceeds from issues of loans and borrowings.

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment mainly comprises of adjustments in order to reflect the impact of the inflation effect and translation differences on cash and cash equivalents, which decreased to TRY 18.245,1 in 2025 from TRY 33,286.5 in 2024.

b.Sources of Liquidity

Turkcell relies on its cash from operations to provide funding for its operations, complemented by a diverse range of financial instruments to ensure liquidity. In addition to cash generated internally, the company utilizes bank financing from both local and international institutions, as well as engaging in capital markets issuance. These strategies have enabled Turkcell to maintain a robust financial position while pursuing its growth objectives. As of December 31, 2025, our total debt was TRY 158,649.1 million (including TRY 15,484.3 million of lease obligations). We believe we maintain a strong liquidity position with cash and cash equivalents of TRY 91,828.3 million as of December 31, 2025. This position fully covers our 5G tender payment obligations as well as our debt service (including interest) for the next twelve months, excluding the consumer finance unit. Excluding 5G tender payments, our cash position is sufficient to cover our debt service through approximately year-end 2029. Beyond that, we currently have debt repayments (including interest) amounting to approximately USD 1.8 billion scheduled until 2036, covering multiple years.

In the year ended December 31, 2025, our net debt position slightly increased to TRY 14.9 billion from TRY 14.0 billion as of year ended December 31, 2024. Consequently, the net debt to Adjusted EBITDA ratio decreased to 0.14x from 0.15x over the same period. These levels are well below our 1.0x threshold of net debt to EBITDA. We have achieved this position despite continued investments in our network, with our operational capital expenditure (excluding licenses) to sales ratio of 22.6% in the year ended December 31, 2025.

As described in more detail below, our borrowings consist of bilateral loans from local and international financial institutions, Murabaha facilities, ECA-backed financings,144A/ Regulation S sustainable and conventional Eurobonds sold to qualified investors in the international markets and finance lease obligations with either fixed or floating interest rates. A significant portion of our borrowings is utilized to finance our capital expenditures, acquisition of GSM licenses and consolidated subsidiaries’ financing needs. Our loans are denominated in several currencies including U.S. Dollar, CNY, EUR, or TRY. The floating interest rates vary from SOFR+0.6% to SOFR+2.2% and from EURIBOR+0.7% to EURIBOR+4.0% for the loans denominated in U.S. Dollars and EUR, respectively. The fixed interest rates vary from (i) 1.5% to 7.7% for the loans denominated in U.S. Dollars, (ii) 3.6% to 3.95% for the loans denominated in EUR, (iii) 36.2% to 45.5% denominated in TRY, and (iv) 4.0% to 5.5% for the loans denominated in CNY. Our borrowings are payable over the period spanning from 2026 to 2037.

The ratio of our debt to equity was 61.2% as of December 31, 2025 compared to 55.8% as of December 31, 2024. We have been able to maintain our leverage at a satisfactory level and in line with our targets. For more information, See Note 28 to our Consolidated Financial Statements included elsewhere in this annual report.

Financing agreements of Turkcell

In October 2015, Turkcell issued a Eurobond with an aggregate principal amount of USD 500 million featuring a 10-year maturity and a coupon rate of 5.75% (based on a 5.95% reoffer yield). This Eurobond was fully redeemed at its maturity on October 15, 2025, in accordance with its terms. On April 11, 2018 we issued a Eurobond with an aggregate principal amount of USD 500 million with a fixed coupon rate of 5.80% per annum (based on a 6.10% reoffer yield) and 10 years maturity with a redemption date of April 11, 2028. The notes are listed on the official list of the Irish Stock Exchange Euronext Dublin.

The Company signed a sustainability-linked loan agreement with BNP Paribas Fortis SA/NV, originally entered into on May 10, 2019 and subsequently amended on December 24, 2021. Under the amended terms, the facility amount was increased to EUR 70 million from the original amount of EUR 50 million and the maturity was extended to December 2026. The applicable total cost varies between EURIBOR +2.125% and 2.325%, contingent upon the achievement of specific environmental sustainability targets. These KPIs include the share of renewable energy in total electricity consumption, the volume of internal renewable energy production, and the annual collection of electronic waste.

On August 7, 2020, we signed a loan package of EUR 500 million with CDB which can be utilized in both EUR and RMB terms for financing Turkcell Group’s infrastructure investments in the next three years. The respective loan has a maturity of eight years and a grace period of three years. The loan will be repaid in the following five years after the three-year grace period (availability period). The annual interest rate is EURIBOR+2.29% for the EUR denominated portion and 5.15% fixed for the RMB denominated portion. The loan agreement comprises two tranches, each EUR 250 million. The first tranche has been fully utilized in November 2022. Although the availability period for the second tranche was extended until March 31, 2024, it expired without being utilized. The loans will be repaid until August 2028.

On January 24, 2025, we issued Eurobonds with an aggregate principal amount of USD 1 billion in two tranches, comprising a USD 500 million conventional tranche with a fixed coupon rate of 7.45% per annum and a five-year maturity with a redemption date of January 24, 2030, and a USD 500 million sustainable tranche with a fixed coupon rate of 7.65% per annum and a seven-year maturity with a redemption date of January 24, 2032. The notes have since been listed on the official list of Euronext Dublin.

On September 23, 2024, Turkcell signed a EUR 50 million green loan agreement with Development Investment Bank of Türkiye and utilized EUR 31.5 million of the loan on September 24, 2024 and subsequently utilized the remaining EUR 18.5 million on February 5, 2025 at an interest rate of six-month Euribor +2%.

On May 12, 2025, Turkcell signed a USD 150 million Murabaha financing agreement with Dubai Islamic Bank, which was fully utilized on May 13, 2025.

As of December 31, 2025, we had EUR 27.6 million and RMB 1.3 billion in total committed lines as follows:

●	On July 25, 2024, we signed a EUR 93.9 million, 12-year semi-annual amortizing export finance facility funded by HSBC Bank Middle East Limited and covered by Exportkreditnämnden (EKN) of Sweden in order to finance our procurement from a global vendor between 2024-2027. The loan agreement comprises three tranches, each with a tenor of 12 years. The last tranche can be utilized until May 2027 and each tranche is to be repaid in semi-annual installments. The total annual cost of the loan is 2.17% including all other annual and upfront fees. We have utilized EUR 66.2 million facility under this agreement by fully utilizing the first and second tranche on July 31, 2024 and March 28, 2025, with EUR 27.6 million remaining under this facility agreement as of December 31, 2025.
●	We signed a loan agreement for RMB 1,230 million with the China Development Bank on September 30, 2024, under the insurance of China Export & Credit Insurance Corporation. As of December 31, 2025, we have utilized RMB 1.1 billion under this agreement. We signed a loan agreement for RMB 1,230 million with the China Development Bank on March 27, 2025 at an interest margin of 4.01% under the insurance of China Export & Credit Insurance Corporation. As of December 31, 2025, we have no utilization under this agreement.

Various issuances have been carried out within the current Capital Markets Board (CMB) limit ceiling. As of December 31, 2025, the amount of financing bonds in circulation was TRY 750 million.

On March 23, 2026, we signed a USD 1 billion syndicated Murabaha facility with a consortium of 14 international banks, led by HSBC Bank Middle East Limited. The facility has a seven-year door-to-door maturity with an annual profit rate of three-month SOFR plus 1.95%, representing an all-in cost of three-month SOFR plus 2.14% per annum.

Financing agreements of Turkcell Superonline

On December 15, 2025, Turkcell Superonline signed a USD 100 million Murabaha financing agreement with Dubai Islamic Bank maturing in seven years on a door-to-door basis, which was fully utilized on December 18, 2025.

In addition, Turkcell Superonline received CMB approval for the issuance on August 7, 2025 of lease certificates (sukuk) in the amount of TRY 3 billion, with maturities up to 12 months, to be issued in one or more tranches in the domestic Turkish market, without a public offering, by way of a private placement and/or to institutional investors. As of December 31, 2025, TRY 500 million of the lease certificates were outstanding.

Financing agreements of Financell

Financell mainly relies on bilateral loans from local and international banks. If the bank borrowings are in hard currencies, they are immediately swapped into TRY liabilities in order to avoid FX risk. Whenever Financell borrowed in hard currencies in the past three years, it executed cross currency swap transactions that matched the full cash flow of the relevant loan during its maturity. The remainder of the borrowings are local currency loans from Turkish banks and local capital markets. As of December 31, 2025, Financell had a loan portfolio of TRY 5.4 billion and EUR 39 million. In addition, Financell received the approval of the Capital Markets Board on August 7, 2025, for the issuance of commodity trading-based lease certificates (sukuk) in an aggregate nominal amount of up to TRY 2.5 billion through an asset leasing company established in Türkiye. The lease certificates are denominated in Turkish Lira and may be issued in one or more tranches, with maturities of up to 12 months, in the domestic Turkish market, without a public offering, by way of a private placement and/or to institutional investors. As of December 31, 2025, there was an outstanding lease certificate issuance of TRY 420 million.

Financing agreements of other subsidiaries

Certain of our subsidiaries engage in borrowing transactions to support their operations, including various loan facilities and debt instruments, including the following:

●	Turkcell Ödeme: On July 23, 2025,Turkcell Ödeme received CMB approval for the issuance of lease certificates up to TRY 2 billion. These certificates, with maturities up to 12 months, are issued in the domestic market via private placement or sales to institutional investors. As of December 31, 2025, the outstanding lease certificate issuance amounted to TRY 650 million.
●	TDC: On May 16, 2025, TDC signed a EUR 100 million Murabaha financing agreement with Emirates NBD to fund data center investments. The facility was fully utilized on May 26, 2025.
●	Turkcell Satış: As of December 2025, Turkcell Satış held TRY 435 million short term Turkish Lira loans obtained from local banks.

c.Uses of Liquidity

Our cash outflows through 2025 primarily included dividend payments, quarterly corporate tax payments, capital expenditures, debt service, and our working capital needs.

Our capital expenditure for property, plant, equipment and intangible assets primarily relates to network infrastructure, computer software, telecommunication licenses, subscriber acquisition costs and purchasing land, buildings and equipment. In 2025, capital expenditures were focused on new infrastructure roll out for mobile infrastructure, the expansion of fixed broadband footprint, investments in energy self-sufficiency and data center expansion. These expenditures were funded through a combination of operating cash flows and strategic external financing, maintaining a conservative Net Debt to Adjusted EBITDA ratio of 0.14x as of December 31, 2025. Further information on capital expenditure is included in Notes 12, 13 and 16 to the Consolidated Financial Statements included elsewhere in this annual report. We expect that our total operational capital expenditures, which we define as total capital expenditures excluding license fees, spectrum-related costs, and non-operational items such as those related to IFRS 15 and IFRS 16, as a percentage of revenues in 2026 will be approximately 25%, reflecting continued 5G deployment and investments in strategic areas like data center and renewables.

We believe our existing liquidity, including working capital and available credit facilities, is sufficient to meet our current operational requirements and debt service obligations. While we expect to generate adequate cash flows from our services, significant outflows are anticipated in 2026 for 5G license payment, 5G network rollout, further data center capacity increases, and potential dividend payments. Although macroeconomic volatility in Türkiye persists, we expect currency risk to remain manageable if inflation targets and exchange rate trends align with recent forecasts. However, continued high-scale investments and spectrum-related obligations may lead to increased borrowing needs and impact our net cash used in financing activities. We continue to assess potential financing alternatives for the funding of these payments and closely monitor developments in both the capital markets and the loan markets. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Changes in the regulatory environment in the sectors in which we operate could adversely affect our business and financial condition.”

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic and geopolitical conditions, in particular inflation and foreign currency exchange rates, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. See “Item 3. Key Information—D. Risk Factors” for a discussion of these and other factors that may affect our projections.

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

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2025.

		Amount of contingent liability expiration per period—
		Remaining commitment
	Total	At
	amount	December 31,		Less than	1‑3	3‑5	Over
	committed	2025	Indefinite*	one year	years	years	5 years

	(in TRY millions)
Bank Letters of Guarantee	42,215.1	42,215.1	15,017.8	3,301.6	2,290.8	16,489.0	5,115.9
*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2025, we have contingent liabilities in respect of bank letters of guarantee obtained from banks and given to the ICTA, custom authorities, private companies, financial guarantees provided to subsidiaries and other public organizations amounting to TRY 42,215 million. We also provided guarantees to distributors amounting to TRY 2,541 million.

Contractual Obligations

For a discussion of our major contractual and commercial obligations and commitments as of December 31, 2025, see Note 36 to our Consolidated Financial Statements included elsewhere in this annual report.

	Amount of Commitment
		Less than	1‑3	3‑5	After
Other Commercial Commitments	Total	1 year	years	years	5 years

	(in TRY millions)
Purchase obligations	15,399.3	4,144.9	7,508.3	3,741.1	5.0
Capital Expenditure	10,354.6	1,143.3	5,847.4	3,362.9	—

On December 31, 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amounted to TRY 15,399.3 million (December 31, 2024: TRY 5,602.2 million). Of this, TRY 10,354.6 million consisted of capital expenditure related to the acquisition of property, plant and equipment.

d.	Capital Transactions

In 2025, in accordance with the Board of Directors’ share buyback decisions on 27 July 2016 and 30 January 2017, and later, within the Company’s buyback program, the Company purchased a total of 2,662,240 shares at a average price level of between TRY 87.99 and TRY 95.58. In 2024 the Company purchased a total of 3,001,398 shares at a average price level of between TRY 98.05 and TRY 99.87. Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure. Please See “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure” and “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

e.	Dividend Payments

On May 2, 2024, the Company’s General Assembly approved a dividend of TRY 6,277.0 million from the 2023 net distributable profit. This represented a gross cash dividend of TRY 2.853181 per share, which was paid on December 5, 2024.

On May 15, 2025, the General Assembly approved a gross dividend of TRY 8,000.0 million from the 2024 net distributable profit. This represented a gross cash dividend of TRY 3.6363636 per share, paid in two equal installments on June 20, 2025 and December 26, 2025.

Most recently, on March 17, 2026, the Board of Directors proposed a gross cash dividend of TRY 8,800.0 million from the 2025 net distributable profit. This represents TRY 4.00 per share with a nominal value of TRY 1.00. This proposal is subject to approval at the Annual General Meeting scheduled for May 7, 2026, with the distribution planned for December 9, 2026.

The data provided in this section are not restated for IAS 29. For additional details regarding our dividend policy, see “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—II. Dividend Policy.”

5.C Research and Development, Patents and Licenses, etc.

Turkcell aims to remain at the forefront of technological advancements with ongoing investments in technologies such as AI, cybersecurity, cloud, network technologies. By leveraging its extensive R&D capabilities, Turkcell is committed to developing innovative solutions that will support the digital infrastructure of tomorrow, technological competence and be ready for the quick pace of advancements. Turkcell’s medium-term goal is to drive digital transformation, both within Türkiye and beyond.

Over recent years, Turkcell has developed a broad range of proprietary digital services and solutions, building a diversified portfolio of mobile applications available on iOS, Android and HarmonyOS platforms. These applications can be downloaded from application marketplaces and are accessible to all users, regardless of their mobile operator. All applications are developed and maintained by Turkcell’s in-house mobile application development team.

In parallel, research and development activities focused on 5G and beyond communication technologies are carried out by the Next Generation R&D (NG-R&D) team. This team also hosts 6GEN.LAB, a dedicated research structure established specifically for advanced communication technologies and supported under the TÜBİTAK 1515 – Frontier R&D Laboratory Support Programme. Turkcell actively contributes to international standardization efforts, most notably within 3GPP and the ITU, while maintaining close collaboration with leading global ecosystem stakeholders, including GSMA, NGMN, and 6G-SNS-IA.

In addition to a robust portfolio of ongoing publicly funded R&D projects, Turkcell has submitted numerous national and international R&D project proposals aligned with its strategic focus on 6G technologies, particularly under the Horizon Europe and SNS Joint Undertaking (SNS JU) programs. The knowledge base and intellectual outputs generated through these efforts are protected through patenting activities, while accumulated expertise and know-how are shared with the broader ecosystem through peer-reviewed journal publications and international conference papers.

The established team of experts at Turkcell develops a broad array of convenient and reliable solutions with innovative roadmaps. The activities of technology centers, include the following:

●	Partnership software development, customization, and/or integration of software products;
●	Development of network infrastructure strategies in a rapidly evolving information and communication technologies landscape; and
●	Designing short- and long-term innovative technology roadmaps for operations and technological needs.

Turkcell owns numerous patents, utility models, trademarks and industrial designs. The significance of intellectual property rights, along with the associated culture, has been disseminated throughout the entire group. Accordingly, processes and solutions developed within the group are addressed from this perspective. Turkcell Group holds a total of 5,464 national and 331 international patent applications, along with 1,247 registered patents.

5.D Trend Information

a.Changing Subscriber Base and Usage Patterns

Driven by our value focused strategy, the proportion of postpaid subscribers within our Turkish mobile subscriber base reached 80.7% in 2025, compared to 76.0% in 2024, and 71.5% in 2023.

As our business strategy evolves, we expect the contribution of mobile and fixed data to our total revenues will continue to grow. This growth is expected to be fueled by increasing smartphone penetration, the continued expansion of our postpaid subscriber base, and the rising data consumption following the commercial launch of 5G services. Conversely, voice and SMS revenues are projected to continue their downward trend as a percentage of total revenues, reflecting the ongoing global shift away from conventional telecommunication services.

Despite the high inflation and challenging macroeconomic conditions in Türkiye, consumer spending habits and consumption patterns remained resilient throughout 2025. When examining the household consumption statistics from TurkStat for the year 2025, we observe that information and communication services accounted for a mere 4% of the household budget. This relatively low share of wallet suggests that telecommunication services are less sensitive to inflationary pressures compared to discretionary spending categories. In 2025 and throughout the first quarter of 2026, we have observed sustained demand for higher data quotas in mobile and increased migration to high-speed fiber broadband packages.

However, the Turkish telecommunications market experienced heightened competition in 2025, evidenced by an increase in Mobile Number Portability (MNP) activity. Industry-wide MNP figures reached record levels as operators engaged in aggressive customer acquisition campaigns and tactical pricing to capture value-seeking subscribers. In addition, the proliferation of alternative data providers offering roaming services via eSIM technology has intensified competition, particularly in the tourist and high-end segments. Despite these competitive pressures and the fluidity of the subscriber market, the Company has successfully maintained its market leadership by leveraging its network quality, comprehensive digital ecosystem, and superior customer experience to drive subscriber retention and high-value acquisitions.

b.Regulations affecting our prices

A significant portion of our revenue is attributable to interconnection fees and retail tariffs. The ICTA has in the past and may in the future introduce regulatory decisions reducing interconnection rates and imposing minimum and maximum prices on retail tariffs. For a more detailed discussion of these factors, please see “Item 4. Information on the Company—B. Business Overview—XIII Regulation of the Turkish Telecommunications Industry” and the discussion below.

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

Mobile Retail Price Caps

Maximum tariffs (including national and international call and SMS fee, name/title change fee, account takeover fee, MSISDN change fee, SIM card change fee, deactivating fee, detailed billing fee, and directory assistance service fee) are regulated by the Retail Price Cap Regulation adopted by the ICTA and updated every six months. The latest ICTA Board Decision dated March 17, 2026 set the rates at TRY 4.75 per minute for national voice and TRY 3.39 for national SMS for Turkcell, Vodafone and TT Mobile as of April 1, 2026.

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

i.Mobile Termination Rates (“MTR”)

Since July 2013, Turkcell has been paid 2.50 kr/min for mobile call termination on its network. Rates for Vodafone and TT Mobil were TRY 2.58 kr/min and TRY 2.96 kr/min respectively. (TRY 1 Kurus (“TRY 1 kr”) = TRY 0.01)

The latest decision concerning Mobile Call Termination published on June 8, 2021 updated and gradually decreased the MTRs as of January 1, 2022 until January 1, 2024 when the asymmetry in MTRs were removed and the rates were equalized at the level of 2.1 kr/min for all operators. The change in MTR levels positively affected our financials in 2022 to 2024 (i.e. EBITDA levels).

The glide path of Mobile Call Termination Rates for voice calls between Turkcell, Vodafone, TT Mobil is summarized in the table below.

	VOICE (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/01/2022	2.39	2.44	2.71
01/01/2023	2.25	2.28	2.41
01/01/2024 - onwards	2.10	2.10	2.10

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

SMS Termination Rate of Türk Telekom’s (on its fixed network) is TRY 2.60 kr/SMS.

The glide path of SMS Termination Rates on Turkcell, Vodafone, TT Mobil’s networks are summarized in the table below.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	TT MOBIL
01/04/2022	0.8	0.8	0.8
01/01/2023	1.0	1.0	1.0
01/01/2024	1.2	1.2	1.2
01/01/2025	2.6	2.6	2.6
01/01/2026	3.2	3.2	3.2

iii.Fixed Termination Rates

The latest ICTA decision regarding FTRs, dated December 14, 2021, sets an IP-based, single fee structure and gradually decreases FTRs as of January 1, 2022. As of January 1, 2024, FTR were equalized for all operators at the level of 1.47 kr/min. The announced change in FTR levels had limited positive effect on our financials (i.e. EBITDA levels).

The glide path of Fixed Termination Rates on Türk Telekom and Other Fixed Operators (including Turkcell Superonline) are summarized in the table below.

	FTR (TRY Kurus)
	TÜRK TELEKOM
	Single-Transit	Double-Transit	Local	OTHER FIXED OPERATORS
2009-2021	1.71	2.24	1.39	3.20
01/01/2022		1.63		2.80
01/01/2023		1.55		2.20
01/01/2024 - onwards		1.47		1.47

c.Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in Türkiye and in the currencies of certain countries, in particular Belarus, in the last few years. The value of the Turkish Lira against USD continued to decrease in 2025, depreciating by 21.7% in 2024 compared to depreciation of 19.7% in 2024. In Belarus, the USD/BYN appreciated by 16.4 % in 2025 in contrast with a depreciation of 9.3% in 2024. Any currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Belarus, as well as the effects of certain sanctions impacting our activities in Belarus and the measures adopted, or that may be adopted, by other countries in response to these events, may lead to further impairments in the values of certain of our assets in the future.

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

At the annual general assembly meeting held on October 21, 2020 the Articles of Association of our Company were amended to change the Board of Directors’ structure and functioning. The Board of Directors’ size was increased from seven members to nine members, and an option was introduced for the attendance at Board meetings by electronic means as per Article 1527 of Turkish Commercial Code and the Communiqué on Electronic Meetings Held in Commercial Companies, Other Than General Assembly Meetings of Joint Stock Companies. Furthermore, meeting and decision quorums were amended to allow the Board of Directors to convene with the presence of a minimum of five members and resolve by the affirmative votes of at least five members present at the meeting.

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

As of April 3, 2026, our Board of Directors had the following members:

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

Biographies of Current Board Members

Şenol Kazancı was born in 1975. He graduated from the İstanbul University, Faculty of Law. He worked as TVNET General Manager between 2007 and 2011, as the Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of the Anadolu Agency between 2014 and 2021. At the Ordinary General Assembly Meeting held on April 15, 2021, Şenol Kazancı was elected as a Member of the Turkcell Board of Directors and he has been Chairman of the Board of Directors since September 14, 2023.

Figen Kılıç, born in 1970, graduated from Selçuk University, Electrical Electronics Engineering Department and received her Master’s Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kılıç also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kılıç, started her career as a technical translator in İhlas Group. In 1995, she joined İstanbul Municipality BELBİM A.Ş., where she worked for an extended period on payment projects as an R&D engineer, Project Coordinator, and R&D Manager. In 2010, she transferred to E-Kent Ödeme Sistemleri A.Ş. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Türkiye. In 2014, Figen Kılıç worked in Mobile Payment and M2M & IoT teams at Turkcell İletişim Hizmetleri A.Ş. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Türkiye as its first woman board member. Kılıç became the vice president of ICTA in 2018. After her term in office ended in 2019, she served as Service Delivery General Manager of the Republic of Türkiye Ministry of Family and Social Services. As of January 29, 2021, she was appointed to the Turkcell Board of Directors. At the Ordinary General Assembly Meeting held on May 2, 2024 Figen Kılıç was re-elected as the Member of a Turkcell Board of Directors.

Melikşah Yasin, born in 1975, graduated from İstanbul University Faculty of Law in 1996. In the same year, he began his master’s degree at İstanbul University’s Institute of Social Sciences and completed it in 1998 with his thesis titled “Control of the Administration by the Parliament.” In 1997, he started working as a research assistant in the Department of Administrative Law at the Marmara University Faculty of Law. He initiated his doctoral studies at Marmara University’s Institute of Social Sciences in 1998 and completed them in 2002 with his doctoral thesis titled “The Capital Markets Board and Its Transactions.” Mr. Yasin conducted academic research at King’s College in 2007 and 2008. In 2010, he was appointed as an associate professor at the İstanbul University Faculty of Law. Since 2016, he has served as a professor of Administrative Law at İstanbul University. He has also held various administrative positions at the university. Mr. Yasin, who has authored books and numerous articles in the field of administrative law, is currently a visiting academic at Oxford University Faculty of Law. On September 14, 2023, he was elected as a member of the Turkcell Board of Directors.

Ayşe Nur Bahçekapılı was born in 1954. Ms. Bahçekapılı completed high school education in İstanbul Kız Lisesi and later graduated from İstanbul University Faculty of Law. Starting her career as a private attorney, Ms. Bahçekapılı served as a member of the İstanbul Bar Association Board of Directors and General Secretary from 1988 to 1992. She was also a member of the Board of Directors of the Union of Turkish Bar Associations from 1997 to 2005. In 2007, she was elected as a member of parliament from the second district of İstanbul. From 2007 to 2009, Ms. Bahçekapılı served as the Spokesperson of the Constitutional Committee of the Turkish Grand National Assembly, and chaired the Türkiye-Cuba Inter-parliamentary Friendship Group. Ms. Bahçekapılı served as the Deputy Group Chairman of the Justice and Development Party from 2009 to 2013. Between 2013 and 2015, she held the position of Deputy Speaker of the Turkish Grand National Assembly, and resumed the role between 2015 and 2018. From 2020 to 2023, Ms. Bahçekapılı served as the Chief Advisor to the President and continues to hold the position of a member of the Legal Policies Council of the Presidency. On September 14, 2023, she was elected as a member of the Turkcell Board of Directors.

Nail Olpak, was born in 1961. He graduated from Aydın High School. Having graduated from İstanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master’s degree in the field of energy. Mr. Olpak serves as the Chairman of the Board of PAK Yatırım A.Ş. and NORA Elektrik A.Ş. and as the board member of companies in which these companies have shareholdings. As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEİK, Board Member of Export Credit Bank of Türkiye (TURK EXIMBANK), Board Member of Turkcell, Board Member of İstanbul Development Agency (İSTKA), Member of Coordination Council for the Improvement of Investment Environment (YOİKK), Member of High Advisory Board of MÜSİAD, Chairman of the Board of Trustees of OLPAK FOUNDATION, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of İstanbul Chamber of Commerce (TUGEV), Member of Founders Board of İlim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (İGETEV), Member of the Board of Trustees of the Foundation for the Support of İstanbul Medeniyet University. Nail Olpak also served as the 5th Period Chairman of MÜSİAD (Independent Industrialists and Businessmen’s Association) and the Chairman of MÜSİAD High Advisory Board, Council Member of B20 Steering Committee of Türkiye, Council Member of İTO (İstanbul Chamber of Commerce), Board Member of İDTM (İstanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center İstanbul (CCI), Board Member of Türkiye Silicon Valley. Mr. Olpak was appointed as a member to the Turkcell Board of Directors, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Nail Olpak was re-elected as a member of the Turkcell Board of Directors. Nail Olpak was granted the title of honorary PhD by İstanbul Technical University, Ahi Evran University and Mehmet Akif Ersoy University.

Serdar Çetin, born in 1977, graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management in Paris with a major in strategic management. Serdar Çetin has served at the board of Play (P4 Sp.zo.o.) from July 2007 until November 2020. He was a management board member of Play from its inception (July 2005) until October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee, and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Çetin was a board member of Turknet İletişim Hizmetleri A.Ş. and its then parent company NetOne Holdings S.a.r.l., between 2007 - 2013. He served as a board member or board observer in several telco and technology companies including Machinezone, which was acquired by Applovin (USA), Netia (Poland), Forthnet (Greece) and Be* Unlimited (UK). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Çetin was a board member of WOM S.A. Chile from July 2015 until December 2023. Additionally, he was a partner of Novator Partners LLP, a London based investment advisory firm until April 2023 and is currently a Partner of PurpleCrest Investments Llp. Prior to joining Novator, Mr. Çetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Serdar Çetin was elected as an Independent Member of the Turkcell Board of Directors. Serdar Çetin also serves as a member of Kyivstar Group Ltd.’s Board of Directors, Audit and Risk Committee and Remuneration Committee.

Arda Ermut was born in 1980. He graduated from Boğaziçi University’s Department of Political Science and International Relations in 2004. In 2005, he began working as a Press and Public Relations Advisor to the Prime Minister’s Office. He then took up the position of specialist at the Turkish Investment Support and Promotion Agency, where he held a number of managerial positions. In 2015, Ermut was appointed as the President of the Investment Support and Promotion Agency of Türkiye, a position he held until 2020. Ermut played a pivotal role in attracting numerous international direct investments to Türkiye. He also served as a member of the Board of Directors of the Vienna Economic Forum and SunExpress between 2015 and 2019, as Vice President of the Turkish Basketball Federation between 2019 and 2021, and as Chairman of the Board of Directors of the World Association of Investment Agencies (WAIPA) for a four-year term. Between 2019 and 2021, he served as a member of the Board of Directors of Turkish Airlines and as one of the three members of the Turkish Airlines Executive Board. Arda Ermut, who previously served as a member of the Board of Directors of Türk Telekom between 2022 and 2024 and the Türkiye Wealth Fund between 2018 and 2020, was appointed as the General Manager and Board Member of the Türkiye Wealth Fund as of March 2021. He is also a member of the Board of Directors of Türkiye Participation Insurance, established by the Türkiye Wealth Fund, and Chairman of the Board of Directors of İstanbul Finance Center Management Company. At the Ordinary General Assembly Meeting for the year 2023 held on May 2, 2024, Ermut was elected as a Member of the Turkcell Board of Directors.

Professor M. Naci İnci was born in 1965. He received his BSc in physics from Marmara University in 1987. Then, he received his PhD in fiber-optic sensors from Heriot-Watt University (Edinburgh, UK) in 1993. Between 1993 and 1994, he pursued postdoctoral studies at Stanford University’s Department of Electrical Engineering (USA), specializing in fiber-optic communications. In 1994, he assumed the role of Assistant Professor at Boğaziçi University, Department of Physics. In 1996, he was promoted to the position of Associate Professor at the same institution. In 1998-1999, he was invited to Gunma University (Japan) as a visiting research professor to work on industrial applications of fiber-optic sensors. Between 1999 and 2005, he was a faculty member at Sabancı University, Faculty of Engineering and Natural Sciences, where he played a pivotal role in establishing the university’s fundamental and research laboratories, as well as undergraduate and graduate programs. In 2005, he assumed the role of Professor in the Department of Physics at Boğaziçi University. He served as Head of the Department of Physics for five years between 2013 and 2020. Since July 15, 2021, he has been the Rector of Boğaziçi University. Professor İnci has been invited as a guest scientist by a number of universities abroad. These include The University of Stuttgart (Germany), Gunma University (Japan), the Technical University of Norway, and Heriot-Watt University (UK). His research interests include applied optics for industry, quantum optics, nonlinear optics, quantum informatics, optoelectronics, fiber-optic sensors, fiber-optic telecommunications, solid state physics, optical profilometry, photonic crystals, and the photonics of nanostructures. At the 2023 Ordinary General Assembly Meeting he was elected as an Independent Board Member of Turkcell.

İdris Sarısoy, born in 1974, graduated from Erciyes University, Faculty of Economics and Administrative Sciences, Department of Finance in 1998. In the same year, he commenced his master’s at İstanbul University Institute of Social Sciences, Department of Finance, Department of Fiscal Theory, which he completed in 2000 with his thesis titled ‘Public Sector Deficits and Financing Policies in Türkiye’. In 2001, he began his doctoral studies at Marmara University Institute of Social Sciences, Department of Finance, Department of Finance Theory, completing his doctoral thesis, titled ‘Tax Incentives Provided to Small and Medium Scale Enterprises and Turkish Practice’, in 2006. In 2002, he began his academic career at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance, and in 2003 he assumed the same position at Marmara University, Faculty of Economics and Administrative Sciences, Department of Finance. Between 2007 and 2014, he was a Lecturer at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance. Since 2014, he has been an Associate Professor in the Department of Political Science and Public Administration at Marmara University Faculty of Political Sciences, and in 2020 he became a Professor in the same department. Sarısoy; who is also a Member of the Tax Council of the Ministry of Treasury and Finance, conducts academic research on poverty, foreign capital investments, election declarations and health economics, mainly on tax issues. On May 2, 2024, he was elected as an Independent Member of Turkcell’s Board of Directors at the Ordinary General Assembly Meeting for the year 2023.

II. Executive Officers

Aligned with our value driven organizational strategy, we aim to optimize our organizational framework to enhance efficiency and maintain a lean, functional structure.

The following table sets forth the name and office of each member of our Corporate Executive Team as of April 3, 2026.

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

Biographies of Executive Officers

Dr. Ali Taha Koç was born in 1980. He completed his undergraduate degree in 2001 at Bilkent University, Department of Electrical and Electronics Engineering with full scholarship. Later, he received his master’s and doctorate degrees in the Department of Electrical Engineering at the University of Texas at Dallas, both with full scholarships. Dr. Ali Taha Koç joined Intel in 2006 as a research and development (R&D) engineer in the USA. During his tenure at Intel, he developed 63 patents, published 23 scientific articles, and developed and managed several international projects. In 2013, he became one of the 10 awarded engineers who developed the most patents at Intel. After returning to Türkiye in 2014, he began working as the Chief Counsellor of the Prime Ministry and in the same year was appointed as the Head of Information Technologies of the Presidency. During his tenure at the Presidency, he also managed the formation of the State Information Coordination Center (SICC) in the Presidency Security Policies Department, and initiated the information flow from all ministries and security units to the Presidency. Koç was appointed as the Head of the Digital Transformation Office on 12 September 2018. Besides his duties at the Presidency, he also served as a board member of Türksat Uydu Haberlesme Kablo TV ve Isletme A.S. (Türksat Satellite Communications Cable TV and Business Inc.). As of October 2023, he is the Chief Executive Officer of Turkcell and serves as a board member of the International GSM Association (GSMA), Türkiye’s Automobile Joint Venture Group (TOGG), ULAK Haberlesme A.S., Mobile Telecommunication Operators Association (m-TOD) and Siro.

Kamil Kalyon, born in 1974, graduated from Marmara University, Department of Business Administration and began his professional career at the Ernst & Young Türkiye (EY) Tax department in 1996. During his twelve-year career at EY, he took part in many strategic projects, ultimately holding the position of Senior Manager. Between 2008 and 2012, he worked as the Finance Director in Kont Bilişim Group operating in the information technologies sector. He entered OMV Petrol Ofisi A.S. as Tax Director in 2012 where he remained for four years. Kamil Kalyon joined Turkcell Iletisim Hizmetler A.S. as Tax and Group Reporting Director in December 2016 and worked as the Financial Planning and Analysis Director at our Company between February 2021 and September 2023. As of September 2023, he was appointed Turkcell’s Vice President Responsible for Finance. Kamil Kalyon graduated from the Marmara University Department of Business Administration, and holds the titles of Sworn-in Certified Financial Advisor and Independent Auditor.

Kadri Özdal, born in 1974, graduated from Dokuz Eylül University, Department of Public Administration. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments, and later joined Turk Telekom in sales development, channel optimization and management. He worked as Sales Development Director and then acting as CSO between 2011-2012. Kadri Özdal took part in the foundation and management of n11.com which is one of the largest e-commerce platforms in Türkiye and worked in the CSO role. In February 2016, he started as Turkcell Alternative Sales Channels Director and subsequently served as non-exclusive and digital sales channels. Mr. Özdal was appointed as Chief Sales Officer in November 2023.

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

Murat Akgüç, born in 1976, completed his undergraduate degree at Boğaziçi University, Department of Industrial Engineering, and the Executive MBA program at Rotterdam School of Management. He has over 25 years of experience in business development, technology, telecommunications, strategy, digital innovation and venture capital. Akgüç, who started his career at the Osmanlı Bank, later worked in treasury projects in the banking sector. In 2004, he served as Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. Akgüç, who returned to Türkiye in 2015, held senior management positions in the fields of technology, digital product development, strategy and marketing in the media and gaming industry on an international scale. He started working as Deputy General Manager responsible for Venture Capital and Technology Investments at the Türkiye Wealth Fund, which he joined in 2021. He led the establishment of the Türkiye Technology Fund - TTF, which invests in Türkiye Venture Capital funds, and other important projects, especially the acquisition of Türk Telekom, which is Türkiye’s largest acquisition in 2022. In addition to these duties, he served as a Member of the Board of Directors of Türkiye Sigorta and Member of the Board of Directors of TVF Technologies Investments. Mr. Akgüç was appointed as Chief Marketing and Digital Services Officer in November 2023.

Erkan Durdu, born in 1972, completed his undergraduate studies in the Radio and Television department of İstanbul University and received his master’s degree in the Communication Sciences department at Marmara University. He began his career as a program producer at TRT İstanbul Radio, and worked as a reporter and editor at Kanal 7, Radikal, and Akşam newspapers. From 2003 to 2011, he served as a Minister Advisor at the Prime Ministry. Between 2011 and 2014, he held the position of Deputy Director General of Press, Publishing, and Information at the Prime Ministry. From 2014 to 2021, he served as Vice Chairman of the Board and Deputy General Manager at TRT. Between 2022-2023, he held the position of General Secretary at TÜBİTAK. In addition to these roles, he served in various important positions such as a member of the Audit Committee at the Development Bank, a member of the Board of Directors at Euronews, and a member of the Board of Directors at the Press Advertisement Agency. He provided leadership in areas such as Human Resources, Budget and Financial Operations, Broadcast Strategies, Change Management, Content Management, and Digital Business Services in the institutions where he worked.

Prof. Dr. Vehbi Çağrı Güngör was born in 1979. He received his BSc and MSc degrees from Middle East Technical University, Department of Electrical and Electronics Engineering in 2001 and 2003. He obtained his Ph.D. degree from the Department of Electrical and Computer Engineering at Georgia Institute of Technology (Atlanta, GA, USA) in 2007. Receiving the Full-Professor title in 2018, Prof. Dr. Güngör’s research areas are in the fields of next-generation wireless communications, 5G and 6G mobile networks, Internet of Things and Artificial Intelligence. Prof. Dr. Güngör served as a project manager at Eaton Corporation, a researcher at Siemens Corporate Research, and an Executive Board Member in the TÜBİTAK TEYDEB BILTEG. Prof. Dr. Güngör has received many international and national scientific awards. Prof. Dr. Güngör’s research projects have been funded by several institutions, such as the European Union, the Ministry of Science, Industry and Technology, and TÜBİTAK. Prof. Dr. Güngör has more than 100 research articles published in international peer-reviewed journals and conferences and several patents.

Ali Uysal, born in 1980, graduate of İstanbul University Faculty of Law, completed his master’s degree in European Union Law at Stockholm University Faculty of Law. Ali Uysal started his professional career as a lawyer in 2003 and worked as a senior attorney in the corporate consultancy department of law firms serving national and international clients until 2009. In 2009, he joined SunExpress Airlines, a joint venture between Turkish Airlines and Lufthansa, as a Legal Counsel responsible for establishing the company’s in-house legal department and continued in this role until 2014. Between 2014 and 2019, Ali Uysal served as the Chief Legal Counsel at Turkish Airlines. Since 2020, he has been working at Turkcell İletişim Hizmetler A.Ş. as the Director of Corporate Legal Affairs under the Legal and Regulation Deputy General Manager’s Office. As of November 2023, Ali Uysal has been appointed as the Deputy General Manager responsible for Legal and Regulation at Turkcell.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at the ordinary general assembly. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Remuneration Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to board members. As of January 2025, the monthly compensation of the Chairman and each member of the Board of Directors was set at a monthly net total of TRY 244 thousand.

For the year ended December 31, 2025, the Company provided, paid and accrued an aggregate of TRY 732.4 million to our key management personnel encompassing salaries, bonuses, indemnities, and other benefits. No deferred or contingent compensation was accrued for the year payable to executive officers or members of the Board of Directors.

Since January 2016, a cash-settled long-term incentive (“LTI”) plan has been in place for the management of Turkcell and its subsidiaries. Following the achievement of specified financial performance metrics in 2023 and 2024 periods, the Group recognized expenses of TRY 324.0 million and TRY 478.9 million for the years ended December 31, 2025, and 2024, respectively.

We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is USD 100 million, and there are a number of insurers, each covering a different layer of the policy. Directors and Officers Liability Insurance is provided by Türkiye Sigorta A.Ş., an insurance company in Türkiye. While the previous policy expired on October 1, 2025, this coverage has been renewed under the same limit through October 1, 2026.

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

The current members are Mr. Serdar Çetin, Mr. Melikşah Yasin, Ms. Özlem Yardım, Investor Relations and Corporate Finance Director, and Mr. Emre Alpman, Corporate Governance and Capital Markets Compliance Director. Mr. Serdar Çetin is the Chairman of the Corporate Governance Committee. Mr. Emre Alpman and Ms. Özlem Yardım were appointed as the members of the Corporate Governance Committee on September 19, 2023 by a CMB Communiqué requirement.

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

d.The Remuneration Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established the Remuneration Committee to operate under our Board of Directors. The current members Mr. Nail Olpak, Mr. Şenol Kazancı and Mr. İdris Sarısoy. Mr. İdris Sarısoy is the Chairman of the Remuneration Committee. The Remuneration Committee is responsible for implementation in the “Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board and posted on our website The Committee determines the remuneration principles that apply to Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.

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

6.D Employees

The following table sets forth the number of employees by activity as of December 31, 2025, 2024 and 2023.

Turkcell	2025	2024	2023
Board of Directors & CEO Office	40	35	34
Group Internal Audit	57	58	47
Legal & Regulation	140	139	125
Finance	262	262	273
Strategy	20	19	18
Marketing & Digital Services	298	274	259
Network Technologies	759	740	910
Information & Communication Technologies	548	541	564
People & Business Support	534	494	353
Sales	644	656	730
International & Wholesale Management	26	27	44
Corporate Social Responsibility Sustainability	—	—	8
Internal Control and Continuous Management	53	53	48

Subtotal	3,381	3,298	3,413
Subsidiaries
Turkcell Global Bilgi	17,503	15,434	15,987
Turkcell Teknoloji	1,081	1,141	1,048
Atmosware	480	478	352
BeST	470	443	404
Turkcell Superonline	339	343	16
Paycell	278	282	265
Digital Business Services	212	216	300
Kıbrıs Telekom	163	189	199
Others(1)	383	404	2,368
Subtotal	20,909	18,930	20,939
Total	24,290	22,228	24,352
(1)	The “Others” primarily comprises the following subsidiaries: Global Tower, Turkcell Satış, Turkcell Enerji, Lifetech, Sofra, Beltower, Financell, Turkcell Sigorta, Lifecell Dijital Servisler, Lifecell Müzik, Lifecell TV, Boyut Enerji, Turkcell Dijital Sigorta, and TDC. The 2023 headcount includes employees of lifecell and Global Bilgi LLC; these figures are presented for comparative purposes only. Following their disposal, these entities are not included in the 2024 and 2025 data.

Our market leadership and robust corporate identity position us as a premier employer in the Turkish technology sector. We are committed to maintaining high levels of subscriber satisfaction by investing in our people - the cornerstone of our success. Through stringent recruitment and professional development standards, we have fostered a high-caliber organization capable of navigating an increasingly complex digital landscape.

Our flagship graduate recruitment program, Genç Yetenek (Young Talent), has been a strategic success since its inception in 2016. The program identifies and integrates resilient, innovative, and adaptable professionals who align with our vision of chasing disruptive ideas. Beyond entry-level talent, we leverage innovative career-building initiatives focused on “skill mobility” and the upskilling of our workforce in future-ready technologies, ensuring that Turkcell’s digital DNA is consistently strengthened across all business units.

In line with our commitment to business continuity, the Company has implemented a comprehensive Geographical Redundancy Program. This proactive strategy involves identifying critical personnel within the Marmara region and establishing robust backup protocols. By categorizing roles based on systemic criticality, we ensure that our long-term performance and essential operations remain uninterrupted in the event of a regional crisis.

With regard to employee compensation and benefits, the major principles of our policy are to preserve internal equity and external competitiveness and reflect individual performance in compensation packages.

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure, market movement data and individual performance.

Our employees receive their salaries in gross or net amounts, depending on the principles of the respective subsidiaries. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). During periods of high inflation between 2020 and 2025, multiple salary adjustments were implemented for employees within the same year.

We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives. Beyond base salaries, benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Starting from January 2016, we launched a long-term incentive (“LTI”) plan offered to the management of Turkcell and group companies. This plan aims to build a common interest with shareholders, support sustainable success, and ensure loyalty of key employees. The long-term incentive plan is subject to company performance measures and linked to our share price performance. The key performance indicators of the plan are the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with the BIST 30 and peer group. The bonus amount is determined according to these evaluations within the framework of a holistic performance review, and is distributed over a three-year payment plan. Accordingly, it was calculated that, the senior management and those employees who are covered as part of this plan fulfilled the criteria for 2019, 2023 and 2024. The performance in 2020, 2021, 2022 and 2025 did not meet the criteria.

●	For 2023, the cash equivalent of 2,726,780 shares in total was paid in February 2024 as the first installment. The second installment was paid in the cash equivalent of 2,937,761 shares in total in January 2025. For our employees whose highest vested installment is the third installment of 2023 was paid in the cash equivalent of 644 shares in total in January 2026.
●	For 2024, the cash equivalent of 9,923,123 shares in total was paid in January 2025 as the first installment. For our employees whose highest vested installment is the second installment of 2024 was paid in the cash equivalent of 10,035,383 shares in total in January 2026.
●	For 2025, the specific LTI performance criteria were not met, and as such, no new accruals were recognized for this period.

Following the achievement of specified financial performance metrics in 2023 and 2024 periods, the Group recognized expenses of TRY 1,550.4 million and TRY 2,296.5 million for the years ended December 31, 2025, and 2024, respectively. For further information, please refer to Note 29 and 38 to our Consolidated Financial Statements included elsewhere in this annual report.

Our employees’ rights to ‘Assembly, Freedom of Association, and Unionizing’ as expressed in the Constitution of the Republic of Türkiye are respected. In addition to this, as of 2025, there has been no written application made to Turkcell by any authorized labor union. Employees are not members of any union, and there is no collective bargaining agreement with our employees. Our history is characterized by a stable labor environment, having experienced zero work stoppages to date.

6.E Share Ownership

The following table sets forth the share ownership of our Board members and senior officers. We have no outstanding stock options and none of the persons below currently hold any warrants. Our Board members and senior officers have the same voting rights as our other Group B shareholders.

	Number of		Number of
	Group A	Percentage of	Group B Shares	Percentage of
	Shares	Group A	beneficially	Group B	Percentage of
Name	beneficially owned	Shares	owned	Shares (%)	Shares (%)
Şenol Kazancı	—	—	—	—	—
Figen Kılıç	—	—	—	—	—
Ayşe Nur Bahçekapılı	—	—	—	—	—
Melikşah Yasin	—	—	—	—	—
Salim Arda Ermut	—	—	—	—	—
Mehmet Naci İnci	—	—	—	—	—
Nail Olpak	—	—	—	—	—
Serdar Çetin	—	—	—	—	—
İdris Sarısoy	—	—	—	—	—
Ali Taha Koç	—	—	—	—	—
Kamil Kalyon	—	—	—	—	—
Ali Uysal	—	—	—	—	—
Kadri Özdal	—	—	—	—	—
Murat Akgüç	—	—	—	—	—
Mustafa Demirhan	—	—	—	—	—
Vehbi Çağrı Güngör	—	—	—	—	—
Erkan Durdu	—	—	7,348	*	*
*	Represents less than one percent.

6.F Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth information relating to ownership of our ordinary shares by shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and represents 100% of our Company’s capital. This information is current as of April 6, 2026 and, unless otherwise stated, is based on the information provided by the Central Securities Depository of Türkiye and company share register.

Our Company has two classes of shares. Group A shares, which grant certain nomination and voting privileges to holders thereof, correspond to 15% of the Company’s total issued share capital (“Group A Shares”). Group B shares are the ordinary shares of the Company and correspond to 85% of its total share capital (“Group B Shares”). The nomination privilege of Group A Shares (the “Nomination Privilege”) allows holders thereof to nominate four of the nine candidates for appointment as members of our Board of Directors, excluding independent members. The voting privilege of Group A Shares (the “Voting Privilege”) allows holders thereof to cast six votes for each Group A Share in respect of the appointment of (a) five members of our Board of Directors (four of whom are nominated pursuant to the Nomination Privilege), and (b) the Chairman of the presiding committee of our General Assembly of Shareholders. The Chairman of the Board of Directors is also elected amongst the members appointed through the exercise of the abovementioned privileges. Accordingly, as the sole holder of Group A Shares, TWF effectively has control of our Board of Directors.

For additional details regarding the voting rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—d. Voting Rights.”

			Percent of	Percent of
	Nominal TRY	Percent of	Group A	Group B
	Value of	Shares	Shares	Shares
Name and Address of Owner	Shares Owned	(%)	(%)	(%)
TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A. Ş.(1)	576,400,000.24	26.2%	15.0%	11.2%
Ortaköy Mah. Muallim Naci Cad.
Vakıfbank Apt. No: 22
Beşiktaş/İstanbul
IMTIS Holdings S.à r.l.(1)	435,600,000.00	19.8%	—	19.8%
19 rue de Bitbourg
L‑1273
Luxembourg
Slim Family and entities listed as shareholders in the Schedule 13G dated April 6, 2026(2)	111,225,301.00	5.1%	—	5.1%
Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de Mexico, Mexico
Shares Publicly Held(3) (4)	1,076,774,698.76	48.9%	—	48.9%
Total	2,200,000,000.00	100.0%	15.0%	85.0%
(1)	In October 2020, TWF, the wealth fund of the Republic of Türkiye, acquired control (indirectly through its wholly owned company TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş.) of 26.2% of the outstanding shares of our Company, making it our largest shareholder. 19.8% of our shares are owned by LetterOne (through its wholly owned company IMTIS Holdings S.à r.l.; an entity in which LetterOne Investment Holdings S.A. has an indirect economic interest), our second largest shareholder.
(2)	The information in this table is based on information contained in a Schedule 13G filed jointly on April 6, 2026 by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”), Control Empresarial de Capitales S.A. de C.V. (“Control Empresarial”), Fundacion Telmex, A.C. (“Fundacion Telmex”), Fundacion Carlos Slim, A.C. (“Fundacion Carlos Slim”). As stated in the Schedule 13G, as of April 4, 2026, (i) GFI indirectly owns 10,195,000 shares underlying ADSs of the Company; (ii) Control Empresarial, directly or indirectly, owns 30,433,598 shares underlying ADSs of the Company; (iii) Fundacion Telmex, directly or indirectly, owns 25,131,170 shares underlying ADSs of the Company; and (iv) Fundacion Carlos Slim, directly or indirectly, owns 45,465,533 shares underlying ADSs of the Company (representing collectively, 5.1% of the shares of the Company. As, further stated in the Schedule 13G, the address for each of GFI, Control Empresarial, Fundacion Telmex and Fundacion Carlos Slim is Paseo de las Palmas 781 Piso 3, Lomas de Chapultepec, Seccion III Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.
(3)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure —g. Free Float Definition Rules.”
(4)	As of April 3, 2026, Turkcell had 95,663,120 ADRs outstanding held by 50 registered ADR holders.

Acquisition by TWF

On June 17, 2020, certain of the Company’s direct and indirect shareholders and Türkiye Varlık Fonu, the wealth fund of the Republic of Türkiye (“TWF”), acting through its management company, Türkiye Varlık Fonu Yönetimi A.Ş., issued press releases with respect to a series of agreements signed amongst them and certain of their related parties, including TVF BTIH and Ziraat Bankası.

Following these transactions, TVF BTIH holds a 26.2% direct interest in the shares of the Company, providing it with the Nomination Privilege and Voting Privilege described above.

According to Material Event Disclosure forms published on November 10, 2020 and November 13, 2020 on the Public Disclosure Platform by IMTIS Holdings, an entity in which Letterone Investment Holdings S.A. has an indirect economic interest, 110,000,000 of Turkcell’s shares (corresponding to 5% of the issued share capital of Turkcell) have been sold at Borsa İstanbul. The shares were sold to institutional investors through accelerated bookbuild process at an approximately 7% discount. Following completion of the transactions, IMTIS Holdings holds 19.8% of the shares of the Company.

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

7.B Related Party Transactions

We have entered into various agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 24, 2014. For a discussion of our Related Party Transactions for fiscal year 2025, See Note 38 to our Consolidated Financial Statements included elsewhere in this annual report.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, are included in “Item 18. Financial Statements.”

I. Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. For a comprehensive discussion of these matters, please refer to Note 37 to our Consolidated Financial Statements included elsewhere in this annual report. Our material legal and regulatory disputes include, but are not limited to, tax assessments regarding the Special Communication Tax (SCT) and investigations by the Turkish Competition Authority.

Additionally, the Company is involved in several proceedings initiated by the Information and Communication Technologies Authority (ICTA).

While the Company vigorously defends its position in these matters, the ultimate outcome of such proceedings is subject to uncertainty.

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

For additional information regarding our recent dividend payments, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—e. Dividend Payments.”

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

ITEM 9.  THE OFFER AND LISTING

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a Communiqué issued by the CMB, our shares traded on the Borsa İstanbul were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—III. Capital Structure—e. Transfer of Shares.”

Our ordinary shares are traded on the Borsa İstanbul under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC.” Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts (“ADRs”). On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of ADRs, which transferred our ADR program from JPMorgan Chase Bank to Citibank.

Foreign-based taxpayers, natural persons and corporations are subject to 0% tax from capital gains. See “Item 10. Additional Information—E. Taxation.”

9.B Plan of Distribution

Not applicable.

9.C Markets

Our ADSs are traded on the NYSE under the symbol “TKC” and our ordinary shares are traded on the Borsa İstanbul under the symbol “TCELL.”

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Memorandum and Articles of Association

I. General

We are registered in the İstanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on October 21, 2020, at the Ordinary General Assembly, we are incorporated primarily to provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System,” “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorization Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

Substantial changes to the Company structure were made with the amendments to the Articles of Association, which were approved by the Ordinary General Assembly on October 21, 2020. Within this framework, the major amendments are as follows:

(i)	the number of the board of directors members was increased from seven to a total of nine;
(ii)	15% of the total issued shares of Turkcell, owned by TVF BTIH as the surviving entity from the Turkcell Holding / TVF BTIH merger (See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”), were re-classified as a separate class of Group A Shares;
(iii)	Group A Shares refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell. Group B Shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell. The Nomination Privilege of the Group A shares confers a privilege in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the General Assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to Voting Privilege in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) the appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) the election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell
(iv)	the meeting quorum requirement of the board of directors requires five directors, and the decision quorum requires the affirmative vote of at least five directors; and
(v)	so long as the abovementioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

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

By approval of the Ordinary General Assembly on May 15, 2025, amendments were also made to the Articles of Association that extended the validation period for the ceiling of registered capital granted by the Capital Markets Board and updated the Company’s headquarter’s address.

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

c. Compensation

Any remuneration payable to Board members for their service shall be determined by the General Assembly. The Board of Directors lacks the authority to determine such remuneration. At the General Assembly meeting on September 13, 2023, monthly compensation for each Board member, including the Chairman, was set at a net amount of TRY 100.0 thousand. This was subsequently increased to a net of TRY 150.0 thousand at the General Assembly on May 2, 2024, with a provision for annual adjustments based on the average wage increase rate applied to Company employees. As of January 2025, the monthly compensation of the Chairman and each member of the Board of Directors was set at a monthly net total of TRY 244 thousand.

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

Under Turkish law, representation authority of a joint stock company shall be exercised by its Board of Directors with joint signature, which means any and all borrowing transactions can be carried out with the joint signature of Board Members as a general principle. Having said that, within the scope of article A of the Company’s Internal Directive on Limited Authority (Internal Directive), a resolution must be adopted by the Board of Directors for borrowing transactions exceeding TRY 100,000,000. It is not possible to carry out these transactions without a Board of Directors resolution. However, borrowing transactions less than TRY 100,000,000 can be carried out with the joint signature of a Board Member and/or a signatory of a certain signatory group according to the monetary limits determined in the Internal Directive without the involvement of the Board of Directors.

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

e. CMB Rules Regarding Transactions with Related Parties

The Company’s related party transactions are governed under the mandatory governance provision by the Capital Markets Board (the “CMB”) Corporate Governance Communiqué (II-17.1) article 9, as amended from time to time, which mandates oversight and transparency mechanisms. Under these regulations, the Company is required to obtain an independent valuation report from a CMB-authorized firm for any asset or service transfers with related parties that exceed a 5% threshold relative to the Company’s total assets or annual revenues. This requirement ensures that such transactions are conducted on an arm’s length basis and reflect fair market conditions.

Furthermore, any related party transaction deemed “material”‘—specifically those exceeding a 10% threshold of total assets, annual revenues, or market capitalization—requires the prior approval of a majority of the independent board members. Should a majority of independent members decline to approve a material transaction, the Board must publicly disclose the dissent and submit the transaction to the General Assembly for shareholder approval. During such General Assembly meetings, the transacting parties and their affiliates are strictly prohibited from voting. These resolutions are adopted by a simple majority of the disinterested shareholders present, with no specific meeting quorum required.

Consistent with these regulatory requirements, the Board adopted a comprehensive set of internal rules on November 24, 2014, titled “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities,” which governs the conduct of all relevant employees across the Company and its consolidated subsidiaries. By the operation of law, the Company has incorporated mandatory governance provisions including but not limited to related party transactions into its Articles of Association as well.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish Capital Markets Law and Communiqué on principles regarding the registered capital system, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling, or a new ceiling. The authorization for the ceiling of registered capital granted by the CMB, is valid for the years 2025 through 2029. After the year 2029, it is mandatory for the Board of Directors to be able to resolve on share capital increases, to obtain the authorization of the General Assembly by also obtaining the CMB’s permit for a new ceiling amount to be valid for a term of up to five years. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules. In any event, since the paid in capital of our company has reached the ceiling of the registered capital, Board of Directors shall seek the authorization of General Assembly to resolve on capital increase.

b. Preemption Rights

We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Borsa İstanbul (“BIST”). Any shares not subscribed to by the existing shareholders or purchasers of the rights coupons are sold on the BIST at the current market price. Any differences between the rights issue price and the price realized for the shares on the BIST would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors. CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system. As per the new Communiqué on the Registered Capital System II-18.1, the General Assembly shall approve the amendments to the articles of association with respect to granting authorization to the board of directors to restrict the pre-emptive rights of the shareholders to acquire new shares. Contrary to the former Communiqué, the new Communiqué has not foreseen a meeting quorum. With regard to the decision quorum, the former Communiqué differentiated between companies making an initial public offering and public companies, whereas the new Communiqué has not stipulated any such distinction. Accordingly, the new Communiqué regulates that shareholders holding 2/3 of the shares having voting rights shall provide affirmative votes. In addition, the new Communiqué has prescribed that if shareholders holding at least half of the voting shares are present at the meeting, the decision quorum shall be the majority of the shares participating in the meeting.

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

In alignment with the Capital Markets Law, the Communiqué on Dividends requires ground rules for donations: articles of association of public companies should contemplate donations and an annual upper limit should be determined by the General Assembly. This annual limit was set at 1% of the Turkcell Türkiye segment revenue, based on the previous fiscal year’s annual consolidated financial statements, for the years 2023, 2024, and 2025. Special provisions were enacted following the Southeastern Türkiye Earthquakes. Following the Southeastern Türkiye Earthquakes, the CMB by its decision, dated February 9, 2023, allowed public companies to make donations above this upper limit by a board decision on the condition that donations thus made must be approved by the next upcoming general assembly. On February 16, 2023, our Board resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TRY 3.5 billion to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency (“AFAD”), the Turkish Red Crescent (“Kızılay”) and/or other institutions and organizations announced by mentioned agencies. These transfers were approved at the General Assembly on September 13, 2023, with donations executed in two installments in September 2023 and January 2024. Most recently, on May 15, 2025, shareholders again approved the 1% of the Turkcell Türkiye segment revenue limit for 2025. Additionally, the assembly approved the amended Turkcell Donation Policy, which had been adopted by the Board of Directors on March 25, 2025.

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

Group A Shares of Turkcell refer to the privileged shares of the Company corresponding to 15% of the total issued share capital of Turkcell. Group B Shares refer to the ordinary shares of the Company corresponding to 85% of the total share capital of Turkcell. The Nomination Privilege hereunder means in relation to the appointment of the Board of Directors of Turkcell; (i) four members of the board of directors, excluding independent board members, shall be appointed by the General Assembly among the candidates nominated by the owners of Group A Shares; and (ii) the chairman of the board of directors shall be elected from the members of the board of directors elected through the exercise of the privileges granted to Group A Shares as set out below. In relation to Voting Privilege in the general assembly meetings of the Company, each Group A Share has six voting rights with respect to (i) the appointment of five members of the board of directors including four members of the board of directors appointed in accordance with the foregoing sub-paragraph (i); and (ii) the election of the chairman of the general assembly meetings. For the avoidance of doubt, in case the entire Group A Shares cease to be held by a single shareholder, all privileges granted under articles of association of the Company to the Group A Shares shall automatically terminate and, all Group A Shares shall automatically be converted into the Group B Shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of Turkcell. As disclosed in TWF’s regulatory filings with the SEC, TWF financed this acquisition through an acquisition loan under which payments will start approximately three years after the acquisition, and that the Group A shares owned by TWF Group are subject to a three-year lock-up agreement. However, there are several circumstances under which the lock-up will not apply, among which: (i) if, following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its shares in Turkcell in favor of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the CMB Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

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

On December 24, 2013, the CMB issued the Communiqué No. II-23.1 on Common Principles Regarding Material Transactions and the Right of Separation. The CMB Communiqué No. II-23.1 which has been amended and published in the Official Gazette No.30395 dated April 18, 2018, added another item to the list where no right of separation shall arise: in case any asset transfer is not made to related parties and a minimum of 90% of the funds to be acquired as a result of such transfer is used for the payment of debt of the publicly-held company, arising from cash loans from banks or in connection with any debt instrument issued by such publicly held companies, within one month as of the receipt of the funds, no right of separation shall arise.

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

In practice, shares in registered form traded on the BIST are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the then in force Capital Markets Law and a Communiqué issued by the CMB in this respect, our Company’s shares traded at the Borsa İstanbul were dematerialized as of November 2005.

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

Decree 32 on the Protection of the Value of the Turkish Currency originally issued in August 1989, as amended from time to time, provides that persons not resident in Türkiye may purchase and sell our shares, provided that such purchase is affected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Türkiye may transfer such shares only on the BIST. This requirement does not apply to transfers of ADSs.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish regime on public disclosure for listed companies is primarily governed by the article 15 of the Capital Markets Law No. 6362 and the CMB Communiqué on Public Disclosure of Material Events (II-15.1) (“Communiqué No. II-15.1”), dated January 23, 2014. Under these regulations, “insider information”—defined as any non-public information that may significantly affect the value of capital market instruments or investors’ decisions—must be disclosed to the public immediately. However, listed companies may delay the disclosure of insider information to protect their legitimate interests, provided that such delay does not mislead the public or cause market manipulation. These procedures follow the standards established by the CMB’s guidelines on material event disclosures issued on June 27, 2014, and subsequently amended on February 10, 2017.

Pursuant to Communiqué No. II-15.1 and the Capital Markets Law, persons having administrative responsablity (“PHARs”) and persons closely related to them are required to report their transactions in the issuer’s capital market instruments. PHARs are defined by function of their authority and access to privileged information; they include board members and individuals who have direct or indirect regular access to inside information and the authority to make managerial decisions impacting the issuer’s future development and commercial targets. “Persons closely related” to PHARs include spouses, children, persons sharing the same household with the PHAR at the time of the transaction, as well as legal entities, institutions, or partnerships managed by, controlled by, founded in the interests of, or sharing the same economic interests, as the PHARs.

Reporting obligations are triggered for PHARs (together with their closely related persons) once their annual volume of transactions exceeds a designated threshold. Adjusted annually by the CMB for the year 2026, the threshold has been set at TRY 15 million. Once this threshold is exceeded in respect of the capital markets instruments of a particular issuer, the transaction that resulted in the threshold being exceeded, plus any subsequent transactions for the remainder of the calendar year, must be reported (while for transactions relating to capital market instruments other than publicly offered shares, once the threshold is exceeded, all transactions carried out during the relevant calendar year must be disclosed, including those that preceded the crossing of the threshold). Furthermore, under Article 12 of Communiqué No. II-15.1, threshold-crossing reporting obligations apply to shareholders. Any natural or legal person, or persons “acting together,” must make a disclosure if their direct or indirect shareholding or voting rights in a publicly-traded issuer reach, or fall below, the following specific thresholds: 5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% or 95%. Persons “acting together” are defined as natural and/or legal entities cooperating under an explicit or implicit, verbal or written agreement with the intention of changing the capital structure or management control of an issuer.

Under the Capital Markets Law, failure to comply with these obligations may result in administrative monetary fines imposed by the Capital Markets Board (CMB). The determination of the applicable fine falls strictly within the discretion of the CMB, which takes into account the nature, severity, and consequences of the breach, including whether any benefit was obtained from the non-compliance.

The CMB also enforces a “short-swing-profit rule” under Article 103/4 of the Capital Markets Law and the Communiqué No. VI-103.1 (published December 12, 2013). This rule mandates that board members, committee members and other PHARs must pay to the issuer any net gains obtained from the purchase and sale of the issuer’s capital market instruments within any six-month period.

Pursuant to the Capital Markets Law and the Communiqué on Tender Offer II-26.1 (published January 23, 2014) (“Communiqué No. II-26.1”), any acquisition of management control in a public company triggers a mandatory tender offer (“MTO”). Management control is generally deemed to exist where a shareholder, alone or acting in concert, holds the majority of the voting rights or has the power to appoint or nominate the majority of the board of directors. However, under amendments dated February 27, 2015, January 2, 2019, and October 16, 2021 (Communiqué No. II-26.1.c), certain exceptions apply including (but not limited to) cases where control is shared under a shareholders’ agreement without a change in ultimate control, intragroup transfers, certain capital increases, and other circumstances expressly recognized by the CMB. Furthermore, Law No. 7222 (dated February 25, 2020) introduced certain limitations regarding the scope of shareholders eligible to benefit from the MTO, particularly with respect to the timing of share ownership.

The rights of controlling shareholders to “squeeze-out” minority shareholders and the reciprocal “sell-out” rights of minority shareholders are regulated under Article 27 of the Capital Markets Law No. 6362 and the Communiqué on Squeeze-out and Sell-out Rights (II-27.3), dated November 12, 2014 and as amended from time to time.

Under this current regime, if a shareholder’s total voting rights (including shares held directly and indirectly, as well as those held by persons acting in concert) reach or exceed 98% of the total voting rights of a public company, the controlling shareholder gains the right to squeeze-out all remaining minority shareholders, who in turn gain a sell-out right. However, pursuant to the amendments that came into force in January 2021, the following specific cases do not trigger squeeze-out or sell-out rights even if the 98% threshold is reached: when the controlling shareholder reaches the threshold by exercising pre-emption rights in a capital increase where such rights are not restricted; or when the threshold is reached through the acquisition of new shares issued via the capitalization of internal resources or dividends.

Once the 98% threshold is reached through other means and publicly disclosed, minority shareholders have a statutory period of three months to exercise their sell-out rights. Following the expiration of this period, the controlling shareholder may exercise the squeeze-out right within a subsequent three-month period. The purchase price is determined as the highest of (i) the average weighted daily exchange prices for the 30-day period prior to the public disclosure of reaching the 98% threshold, (ii) the price determined in a mandatory valuation report, and (iii) the highest price paid for the same class of shares in any tender offer or share acquisition by the controlling shareholder within the one-year period prior to the disclosure.

g. Free Float Definition Rules

43.07% of our shares are listed on the stock exchange, and the number of our Company’s free floating shares as of April 3, 2026 was 947,617,172 according to the “Report on Free Float Ratios” released by the Central Securities Depository of Türkiye in accordance with the CMB’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 53.95%. The difference between these rates may result from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital (following the amendment by the CMB’s decision 31/1059 of October 30th, 2014), iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to obtain further information.

h. Trading Rules

As per the Borsa İstanbul Equity Market Directive, the requirements for companies for their shares to be traded in the category called BIST Stars as of April 6, 2026 are as follows:

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

l. Share Buybacks

The TCC and the Share Buyback Communiqué dated January 3, 2014 allow public companies to repurchase up to 10% of their share capital, regulate the principles and procedures of share buybacks or the establishment of pledges over their own shares by public companies and require such transactions to be approved by the shareholders.

Historically, some exceptional situations affecting Turkish capital markets forced the CMB to temporarily adapt these rules. Notably, on July 21, 2016 (following the coup attempt), and subsequently on February 14, 2023 (following the Southeastern Türkiye earthquakes), the CMB introduced an exceptional regime. Under this framework, the CMB temporarily removed the buyback threshold of 10% of the share capital and authorized Turkish public companies to conduct share buybacks based solely on board of directors’ resolutions, without the need for prior shareholder approval.

Although the CMB mandated a wind-down of previous temporary measures on August 1, 2024, it reinstated the exceptional emergency regime on March 19, 2025, once again allowing board-authorized buybacks without prior shareholder approval and removing the 10% limit. On March 23, 2025, the CMB further eased these conditions (e.g., removing the requirement to limit repurchase amounts to sources subject to profit distribution), until August 29, 2025. Following the conclusion of these exceptional situations, the CMB reverted to the main regime on September 1, 2025. The Company has implemented its Company Share Buyback Program. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a description of the Company’s share buybacks.

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

In addition, the Capital Markets Law stipulates that the CMB may require including some topics in the General Assembly agenda to be discussed or to inform the shareholders at the General Assembly.

At the ordinary general assembly meeting held on October 21, 2020, amendments were made to the Articles of Association of our Company. While the meeting quorum requirement at general assemblies remains unchanged as 51% of our share capital, resolutions of our general assemblies must be passed by the shareholders (or their proxies) representing the majority of the votes of the shareholders present at that meeting, by observing the provisions of Article 7 of our Articles of Association where a Voting Privilege is granted to Group A shares of the Company, corresponding to 15% of the Company’s share capital. In line with the Voting Privilege granted, Group A shares are given the privilege of voting as to give six voting rights to each Group A share for the appointment of five members of the Board of Directors, excluding independent members, four of which are nominated in accordance with the Nomination Privilege, as well as the Chairman of the General Assembly.

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

n. Inflation Accounting

On November 23, 2023, the Public Oversight, Accounting, and Auditing Standards Authority of Türkiye (POA) announced that companies applying Turkish Financial Reporting Standards must adjust their financial statements for hyperinflation under TAS 29, effective for periods ending December 31, 2023. Concurrently, the Ministry of Treasury and Finance issued General Communiqué No. 555 on December 30, 2023, outlining the procedures for inflation adjustments in statutory financial statements. Consequently, tax bases were adjusted for the effects of inflation as of year-end 2023; however, the resulting adjustment differentials were not subject to taxation. As a result of the inflation adjustment applied to the financial statements dated December 31, 2023, the adjustment differentials that determined earnings will not be subject to tax.

In line with these requirements, the Capital Markets Board (CMB) issued decisions on December 28, 2023, and March 7, 2024, mandating inflation accounting under TAS 29 for regulated companies providing, specific guidelines for both interim and year-end financial reporting. The CMB also established framework for dividend distributions to ensure alignment with these accounting standards, which did not materially impact the Company’s dividend status. The ongoing application of TAS 29 to our financial statements continues to adjust our key financial metrics, including the reported net income. As net income serves as the statutory basis for profit distribution, our dividend capacity remains subject to these inflationary accounting adjustments throughout the periods in which such standards are applied.

Following the 2024 implementation, subsequent legislative changes altered the framework for future periods. Under General Communiqué No. 582 (February 15, 2025), taxpayers were initially exempted from applying inflation adjustments for the first three provisional tax periods of 2025. This was later formalized by Law No. 7571 (December 25, 2025), which stipulated that inflation adjustments would not be applied for the fiscal years 2025, 2026, and 2027, regardless of whether the statutory conditions for hyperinflation are met.

As a result of these legislative changes, inflation accounting was not applied to our statutory financial statements for 2025. In accordance with Article 298(Ç) of the Tax Procedure Law, as inflation adjustment conditions were deemed not to have materialized for this period, the Company performed a revaluation of its depreciable assets. For further details, see ‘Taxation Issues in the Telecommunications Sector and Other Sectors in which the Company Operates - Revaluation of Depreciable Assets.’

10.C Material Contracts

Other than in the ordinary course of business and those described in “Item 4. Information on the Company” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

10.D Exchange Controls

Banks in Türkiye set their own foreign exchange rates independently of those announced by the CBRT. Pursuant to Decree No.32, most recently amended in March 2025, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and non-resident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and non-residents to buy foreign exchange without limitation, and to transfer such foreign exchange abroad without ministerial approval. The March 2025 amendments to Decree No. 32 introduced further changes, including an increase in the limit for taking Turkish Lira abroad without a cash declaration requirement from TRY 25,000 to TRY 185,000, new rules on derivative and leveraged transactions requiring Turkish residents to use Capital Markets Board-authorized intermediaries and new provisions permitting direct shareholders and group companies of Turkish resident borrowers to provide foreign currency guarantees and sureties for foreign currency loans obtained from Turkish banks and financial institutions. Additionally, effective March 6, 2025, the prohibition on foreign currency payments in contracts for the sale of movable goods between Turkish residents was removed, with the exception of vehicle sales contracts.

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

The Capital Movements Circular and the Decree No. 32 were amended with effect since May 2, 2018, introducing new restrictions on Turkish corporates to utilize foreign currency loans from Türkiye and outside of Türkiye. While this regime continues to maintain the existing prohibition on Turkish individuals utilizing foreign exchange loans and foreign exchange indexed loans, it introduced a strict prohibition on Turkish non-bank corporates (Corporate Borrower) from utilizing foreign currency indexed loans.

Accordingly, a corporate borrower is permitted to utilize foreign currency loans if (i) it generates foreign currency-denominated revenue, which is defined as “the revenue derived from export, transit trade, sales and deliveries considered as export and foreign currency generating activities (F/X Revenue Exemption)” in the legislation; (ii) the purpose of the loan is to finance an activity that is exempt from the F/X Loan Restriction (Activity Exemption); (iii) on the utilisation date, the unpaid outstanding balance of its total foreign currency loans and/or foreign currency indexed loans (Loan Balance) is more than USD 15 million, or (iv) the F/X loan to be utilized by a corporate borrower falls within the scope of the exemptions determined by the Ministry of Treasury and Finance.

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

Communiqué No. 2021/14 on Supporting the Conversion of Turkish Lira Deposit and Participation Accounts was introduced on December 21, 2021, establishing a foreign currency-protected deposit scheme (the “FX-Protected Deposit Scheme”) under which the CBRT would compensate real person account holders for exchange rate losses upon conversion of their USD, EUR or GBP foreign currency deposit accounts into Turkish Lira deposit accounts. On August 23, 2025, the CBRT announced the termination of the FX-Protected Deposit Scheme, with no new accounts permitted to be opened or renewed as of that date. Existing accounts will remain in effect until their respective maturity dates, upon which the relevant communiqués will be repealed.

With the instruction of the CBRT effective from January 3, 2022, the following provision was added to the export circular. As of the effective date of this article, 25% of the export prices tied to Export Value Acceptance Certificate (“IBKB”) or Foreign Exchange Purchase Certificate (“DAB”) shall be sold to the bank issuing IBKB or DAB. These amounts are sold to the CBRT on the same day at the foreign exchange buying rate valid for the transaction day and announced by the CBRT, and transferred to the CBRT’s bank account. The full amount of the said amount is paid by the bank to the exporter in Turkish currency. With the instruction of Ministry of Treasury and Finance to the CBRT, effective from April 18, 2022, the aforementioned provision has been amended to 40% under the export circular. The rate was subsequently reduced to 30% in June 2024 and further to 25% in March 2025. Effective from May 5, 2025, the rate was temporarily increased to 35%, which has been extended and remains in effect through April 30, 2026.

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Türkiye (a “Resident Corporation”) is subject to a corporate tax, which is levied at 25% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax,” also at 25%, on a quarterly basis. This rate has been set at 30% for the banks, companies under the Law numbered 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies for the fiscal years starting 2023.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15%, and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 330,000 in 2025 (TRY 230,000 in 2024, TRY 150,000 in 2023, TRY 70,000 in 2022).

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

c. Taxation of Capital Gains

(i) Gains realized by Residents

For shares acquired on or after January 1, 2006:

Gains realized by resident individuals on the sale of shares traded on the Borsa İstanbul (such as Turkcell shares) or ADSs that represent shares traded on the Borsa İstanbul (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds one year. Where this holding period has not been met, there is a withholding tax from the gains derived from capital. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares traded on the Borsa İstanbul (such as Turkcell shares) or ADSs that represent shares traded on the Borsa İstanbul (such as Turkcell ADSs) to residents or non-residents shall benefit from the withholding exemption, if a one-year holding period is met. However, where this holding period has not been met, there is a withholding tax from the gains derived from capital gains. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares or by residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions (disposal of shares owned for at least two years), 50% of capital gains derived from the sale of the shares will be exempt from corporate income tax.

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax.

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax. Upon fulfillment of the stated conditions, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

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

The law numbered 6009 came into force on August 1, 2010. Accordingly, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body. The President of Republic of Türkiye has the authority to raise the withholding levels to 5%.

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

●	For the “fund” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the PPI determined by the TurkStat to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they TRY 280,000 in 2025, (TRY 200,000 in 2024, TRY 129,000 in 2023 and TRY 58,000 in 2022) and are required to be declared in compliance with the Turkish Tax Regime.
●	For “fund” shares purchased after January 1, 2006:
1.	If the “fund” maintains at least 51% of the portfolio invested in the Borsa İstanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.
2.	If the “fund” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. Funds acquired on or after February 1, 2025 (inclusive) are subject to a 15% withholding tax. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.
3.	The withholding tax rate applicable to gains derived from other investment funds has been increased from 15% to 17.5%. Additionally, a 0% withholding tax rate applies to gains derived from equity-intensive funds, as well as venture capital investment funds and real estate investment funds held for more than two years.

The amendment entered into force on its publication date and applies to gains derived from investment fund participation units acquired on or after July 9, 2025.

4.	Pursuant to the income tax provisions regulating withholding tax on capital gains, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, regardless of their residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law, subject to certain exemptions, with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. In addition to these proportional tax rates, the law also provides for fixed stamp taxes applicable to certain types of documents.

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

c. Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on “net investment income,” including, among other things, dividends on, and gains from the sale or other taxable disposition of, our shares or ADSs, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our shares or ADSs.

d. Passive Foreign Investment Company Status

Based on our operations, the composition of our assets and income, and market capitalization, we currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2025 and we do not anticipate being a PFIC for the taxable year ending December 31, 2026. However, this conclusion is a factual determination that must be made annually, after the close of the taxable year, and thus may be subject to change. Therefore, there is no guarantee that the IRS will agree with this conclusion and it is possible that we could be classified as a PFIC in the taxable year ending December 31, 2026 or in future taxable years, including due to changes in our operations, the composition of our assets or income, as well as changes in market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs, and form filing and reporting requirements. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ordinary shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares or ADSs.

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

Historically, we have managed our foreign exchange position in the range of a neutral short/long position of USD 200 million. However, following the significant foreign currency requirements associated with the 5G spectrum license and BOTAŞ’s auctions payments in late 2025, our net short foreign exchange position increased beyond this position. Consequently, the Company has temporarily suspended its neutral position definition and intends to proactively manage this exposure over the next 18 months, until the 5G license payment schedule is finalized. We will closely monitor market conditions and proactively manage this position over the next one and a half years.

As of December 31, 2025, the Company held approximately 56% of its total cash and cash equivalents in hard currencies (including the impact of FX swaps). The foreign exchange cash ratio in our total cash is at approximately 66%, as of December 2025. Before hedging transactions, approximately 95% of our debt was foreign currency denominated and approximately 62% of our total financial debt had a fixed interest rate. As of December 2025, we managed our foreign exchange and interest rate risk through cash flow hedge, neutral hedge and proxy hedges. Hedging transactions are put in place for the duration of the relevant debt financing and cover payments of both principal and interest. Our net short foreign exchange position (including advance payments) amounted to USD 957 million as of December 31, 2025.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 144,866 million, which represents the majority of total indebtedness as of December 31, 2025. Additionally, we have a total of TRY 91,828 million in cash, which is mainly denominated in foreign currencies, predominantly in U.S. Dollars and Euros.

In previous years, to manage and hedge our foreign exchange risk more effectively, we used cross currency swaps, participating cross currency swaps, future contracts and currency forward contracts, and we may enter into forward transactions and currency swap contracts and participating cross currency swap contracts in the future as well. Due to the current regulations of the CBRT and the BRSA, the variety of hedging tools decreased sharply. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies and gold, allowing us to mitigate our exposure to negative foreign exchange rate swings. See Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2025							December 31, 2024
	Effective	Total						Effective	Total
	interest	carrying				2029	Fair	interest	carrying				2028	Fair
	rate	amount	2026	2027	2028	thereafter	Value	rate	amount	2025	2026	2027	thereafter	Value
Variable rate instruments Unsecured & Secured bank loans
USD floating rate loans	5.9%	15,162.6	3,481.0	1,171.0	1,821.3	8,689.3	15,163	5.8%	7,722.7	2,782.7	2,693.0	1,642.7	604.4	7,722.7
EUR floating rate loans	5.3%	38,273.0	12,370.4	10,744.8	9,420.0	5,737.8	38,273	4.5%	43,295.0	14,918.1	9,371.3	8,280.3	10,725.4	43,295.0

For contractual cash flows and nominal interest of bank loans, See Note 28 and Note 35 to our Consolidated Financial Statements included elsewhere in this annual report.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2025, with all other variables held constant, our profit before income tax decreases or increases by TRY 1,256.7 million.

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

I.  Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain expenses related to our ADR program and other expenses. In 2025, the Depositary, as part of its agreement, reimbursed Turkcell USD $3,188,224.65 directly on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

	Amount
	reimbursed
Category of Expenses	in 2025
Investor Relations(1)	USD	$3,188,224.65
i.	This type of expenses mainly includes activities tailored to increase the Company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II.  Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total USD 91,207.34. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2025.

	Amount Waived
	or Paid by
	Citibank for
	the period
	January 1, 2025
	through
Category of Expenses	December 31, 2025
Third‑party expenses paid directly	USD	$90,656.28
Fees waived	USD	$551.06

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2025 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Guney Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.Ş. (Ernst & Young), our independent registered public accounting firm in Türkiye, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Audit Company.

(c)   Attestation Report of the Independent Audit Company. Ernst & Young, the independent public accounting firm that audited the Consolidated Financial Statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2025. Their attestation report on internal control over financial reporting is included at page F-1 herein.

(d)  Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

ITEM 16.

16.A  Audit Committee Financial Expert

Currently one independent Audit Committee member is deemed as “audit committee financial expert,” as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation,. Serdar Çetin, who is one of the members of the Audit Committee considered himself as an “audit committee financial expert.” However, all of Audit Committee members and our Board of Directors believe that all of our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

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

16.C  Principal Accountant Fees and Services

Our Company’s Board of Director appointed Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“E&Y Türkiye”) as the Company’s independent auditor for the year 2023, 2024, and 2025 which was approved by the General Assembly Meeting of the Company dated September 13, 2023, April 4, 2024, March 25, 2025.

The following table presents the aggregate fees (restated for IAS 29) for professional services and other services rendered by our auditors to us in 2025 and 2024.

	2025	2024

	(in TRY Millions)
Audit Fees(1)	139,928.0	142,736.0
Tax Fees(2)	11,866.0	9,970.0
Total	151,794.0	152,706.0

(1)Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements, statutory audits required or other services provided.

(2)Tax fees include fees for compliance audits and other tax compliance fees.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2025 and it has not adopted blanket pre-approval policies and procedures.

16.D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables presents information about repurchases of the Company’s shares for the year ended December 31, 2025.

TRY value of shares that may
			Total number of shares	be purchased under the plan
	Total number of	Average price	purchased as part of publicly	or program (not restated for
Month	shares purchased	paid per share	announced plans or programs	IAS 29)
January	—	—	—	—
February	—	—	—	—
March	568,296	TRY 87.99	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	2,093,944	TRY 95.58	2,093,944	8,299,858,822
December	—	—	—	—

On July 27, 2016, the Company’s Board of Directors authorized the management to execute share buyback transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the CMB. The purpose was to protect Turkcell investors against potentially negative reflections on Türkiye that may arise due to the instability perception in the short and medium term due to potential local and global macroeconomic volatilities. The Company’s Board of Directors gradually increased the buyback limit, most recently to TRY 2,250 million on March 25, 2025. This buyback limit includes our shares trading at Borsa İstanbul, our ADR trading on NYSE and bonds of our Company.

On May 15, 2025, during the Ordinary General Assembly, the Company’s shareholders formally approved a new share buyback program (the “Company Share Buyback Program”). This current program authorizes the Company to repurchase shares up to a total limit of TRY 8,500 million. The program is designed to support price stability in the Company’s securities and optimize capital structure during periods of macroeconomic volatility.

Under these respective authorizations, between August 24, 2016, and November 12, 2025, the Company repurchased an aggregate of 23,557,445 shares. As of November 12, 2025, the total number of repurchased shares held by the Company represents 1.1% of its total paid-in capital.

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

In October 2020, the CMB amended the Corporate Governance Communiqué to ensure that public companies take concrete steps to ensure sustainability. Although adherence to such sustainability principles is voluntary, listed companies are required to disclose whether they comply with the sustainability principles in their yearly activity reports starting in 2020. If not, a detailed explanation including the effects of such non-compliance on environmental and social risk management is required. Notably, with regard to environmental principles, companies shall, inter alia, disclose their short and long-term goals in order to reduce their environmental impact, and disclose the total number of actions and projects and investments made in order to reduce their environmental impact and the environmental benefits and cost reductions these bring. With regard to social principles, companies will be expected to make a concrete effort to be included in the Borsa İstanbul Sustainability Index and other international sustainability indexes, and take all of the stakeholders’ interests into account while acting for sustainability issues and disclose their social responsibility activities. Finally, the amendment states that companies will take sustainability and the environmental impact of their activities into account while setting their governance strategies, and consider the stakeholders’ opinions when setting their sustainability strategies. In June 2022, the CMB enacted a new decision requiring that the companies trading in the BIST Stars (including Turkcell), BIST Main and BIST Sub-Markets use the Sustainability Report Template (enclosed in the decision), available in the Public Disclosure Platform to make their disclosure regarding compliance with the sustainability principles.

Turkcell has established a Sustainability Committee in 2020. The Sustainability Committee, composed of executives from different functions, determines sustainability priorities and reports on all activities and outcomes carried out under the Environmental, Social, and Governance (ESG) Policies to the Board of Directors through the Corporate Governance Committee. These committees evaluated Turkcell’s ESG policies, and prepared Turkcell Human Rights Policy and Turkcell Environmental Policy, which were approved by Board of Directors on January 29, 2021. While developing globally competitive technologies, Turkcell attaches significant importance to these technologies being people and environment oriented. To create a work environment worthy of human dignity and value, Turkcell implements Human Rights Policy. To maintain long-term environmental sustainability with the awareness of environmental impact across the value chain Turkcell implements Environmental Policy. Conveying its business model to its stakeholders with a sustainability perspective, Turkcell filed an Integrated Annual Report for 2024 and 2025, prepared in accordance with Turkish Commercial Code and CMB’s “Communiqué on Principles Regarding Financial Reporting in the Capital Markets” No. II.14.1 and with the guidance of the International Integrated Reporting (IR) Framework of the International Integrated Reporting Council (IIRC). Going forward, Turkcell aims to present its economic, social, environmental, and corporate governance approach, strategy, business model, value creation process, performance, and sustainable business focus together on an annual basis reflecting the principles of transparency and accuracy.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of April 3, 2026:

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

For a telecommunications company like Turkcell, cybersecurity strategies are crucial and must align with our overall business objectives. These strategies encompass a range of practices and technologies aimed at protecting the company’s networks, systems and data from cyber threats. However, despite all of our efforts, we are unable to fully eliminate all risks from cybersecurity threats, or to state unequivocally that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Information technology and network technology services are key to our business and are susceptible to physical and cybersecurity threats.”

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

In addition to internal audits, Turkcell’s cybersecurity practices are also subject to external audit processes. These external audit processes help validate Turkcell’s cybersecurity practices and demonstrate its commitment to maintaining a high level of security and compliance. These external audits include compliance with various ISO standards, such as ISO 20000 for IT service management, ISO 22301 for business continuity management, ISO 31000 for risk management, ISO 27017 for cloud security, and ISO 27001 for information security management. As of 2025, all of these certificates are valid.

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

During 2025, all identified security incidents were managed pursuant to our existing protocols for responding to such incidents. As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business, strategy, results of operations or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Information technology and network technology services are key to our business and are susceptible to physical and cybersecurity threats.”

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

Moreover, Turkcell organizes cybersecurity activities such as Bugbounty and Capture The Flag (CTF) competitions. These activities not only engage employees and cybersecurity experts but also provide valuable hands-on experience in dealing with cybersecurity threats and vulnerabilities.

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

ITEM 18.  FINANCIAL STATEMENTS

Our Consolidated Financial Statements as of December 31, 2023, 2024 and 2025 are filed as part of this annual report, on pages F-1 through F-111.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell İletişim Hizmetleri A.Ş.
2.1	Description of Securities (included as Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 13, 2024 and incorporated by reference herein).
8.1	Subsidiaries of Turkcell.
11.2	Insider trading policies and procedures.
12.1	Certification of Ali Taha Koç, Chief Executive Officer of Turkcell İletişim Hizmetleri A.Ş., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Kamil Kalyon, Chief Financial Officer of Turkcell İletişim Hizmetleri A.Ş., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (included as Exhibit 97.1 to our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on May 13, 2024 and incorporated by reference herein).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL İLETIŞIM HIZMETLERI A.Ş.

Date: April 17, 2026	By:	/s/ Ali Taha Koç

Ali Taha Koç

Chief Executive Officer

TURKCELL İLETIŞIM HIZMETLERI A.Ş.

Date: April 17, 2026	By:	/s/ Kamil Kalyon

Kamil Kalyon

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 17, 2026 expressed an unqualified opinion thereon.

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

As described in Note 2, Note 5 and Note 6 to the consolidated financial statements, the Company reported telecommunication services revenue of TL 204.447.131 thousand for the year ended 31 December 2025. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers.

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

For significant telecommunication services revenue streams, our audit procedures included, among others, reconciling the billing data from source systems to the general ledger. In addition, on a sample basis, we evaluated management’s assessment of the accounting treatment for compliance with IFRS 15, and tested revenue transactions through agreeing the data inputs to underlying source documentation.

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

April 17, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Turkcell İletişim Hizmetleri A.Ş.

Opinion on Internal Control Over Financial Reporting

We have audited Turkcell İletişim Hizmetleri A.Ş.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Turkcell İletişim Hizmetleri A.Ş. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated 17 April 2026 expressed an unqualified opinion thereon.

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

Istanbul, Turkiye

April 17, 2026

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024
Assets
Property, plant and equipment	12	157,349,726	136,947,073
Right-of-use assets	16	22,960,789	13,316,818
Intangible assets	13	104,979,905	107,164,641
Investment properties	15	222,623	245,206
Trade receivables	19	257,003	429,371
Receivables from financial services	20	283,932	480,570
Contract assets	21	258,174	215,978
Financial assets at fair value through other comprehensive income	24	29,152,733	15,513,584
Financial assets at fair value through profit or loss	24	8,620,841	7,803,449
Deferred tax assets	18	8,080,833	3,321,888
Investments in equity accounted investees	40	3,567,677	6,929,473
Other non-current assets	17	8,209,949	9,447,383
Total non-current assets		343,944,185	301,815,434

Inventories	22	897,953	883,014
Trade receivables	19	23,545,458	21,549,127
Due from related parties	38	367,539	322,688
Receivables from financial services	20	8,814,916	9,348,782
Due from receivables from financial services	38	14,661	-
Contract assets	21	6,321,129	6,806,987
Derivative financial instruments	34	1,779,279	2,674,277
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through other comprehensive income	24	9,524,555	2,933,859
Financial assets at fair value through profit or loss	24	2,485,526	4,677,683
Cash and cash equivalents	23	91,828,282	90,229,753
Other current assets	17	8,900,463	7,993,588
Total current assets		156,628,647	148,814,938
Total assets		500,572,832	450,630,372

Equity
Share capital	25	61,106,064	61,106,064
Share premium		54,892	54,892
Treasury shares		(1,907,263)	(1,738,450)
Reserves		8,515,633	2,892,888
Remeasurements of defined benefit plan		(3,219,875)	(4,042,613)
Retained earnings		194,783,618	186,452,065
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		259,333,069	244,724,846
Total equity		259,333,069	244,724,846

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024
Liabilities
Borrowings	28	122,732,860	68,633,607
Trade and other payables		424,506	220,971
Due to related parties	38	94,405	331
Employee benefit obligations	29	2,890,693	3,968,757
Provisions	32	2,822,076	2,511,529
Deferred tax liabilities	18	15,806,844	6,871,513
Contract liabilities	31	2,524,641	2,817,919
Other non-current liabilities	27	1,953,334	1,986,165
Total non-current liabilities		149,249,359	87,010,792

Borrowings	28	35,916,266	67,939,788
Current tax liabilities		1,108,722	1,466,919
Trade and other payables	33	42,996,243	38,838,913
Due to related parties	38	1,426,111	1,256,430
Deferred revenue	30	1,133,040	664,358
Provisions	32	5,855,440	6,086,962
Contract liabilities	31	2,021,937	1,992,836
Derivative financial instruments	34	1,532,645	648,528
Total current liabilities		91,990,404	118,894,734

Total liabilities		241,239,763	205,905,526

Total equity and liabilities		500,572,832	450,630,372

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2025	2024	2023

Revenue	6	229,014,273	207,927,708	194,579,822
Revenue from financial services	6	12,456,548	10,232,322	7,849,131
Total revenue		241,470,821	218,160,030	202,428,953
Cost of revenue	11	(164,716,655)	(157,639,115)	(155,418,240)
Cost of revenue from financial services	11	(8,407,783)	(6,686,535)	(4,115,583)
Total cost of revenue		(173,124,438)	(164,325,650)	(159,533,823)
Gross profit		64,297,618	50,288,593	39,161,582
Gross profit from financial services		4,048,765	3,545,787	3,733,548
Total gross profit		68,346,383	53,834,380	42,895,130
Other income	7	452,244	329,088	1,668,287
Selling and marketing expenses	11	(16,880,722)	(14,330,980)	(10,738,540)
Administrative expenses	11	(9,948,315)	(9,057,569)	(6,481,128)
Net impairment losses on financial and contract assets	11	(1,428,706)	(1,336,712)	(1,905,236)
Other expenses	7	(2,227,278)	(3,374,279)	(10,674,263)
Operating profit		38,313,606	26,063,928	14,764,250
Finance income	9	16,841,450	13,584,573	23,931,920
Finance costs	9	(22,064,023)	(22,285,584)	(37,666,918)
Monetary gain (loss)	9	1,598,366	7,657,905	7,213,152
Net finance costs		(3,624,207)	(1,043,106)	(6,521,846)
Share of (loss)/ profit of equity accounted investees	40	(3,499,147)	(4,139,657)	2,882,287
Profit before income tax		31,190,252	20,881,165	11,124,691
Income tax (expense)/ benefit	10	(13,398,842)	(6,369,264)	8,836,533
Profit from continuing operations		17,791,410	14,511,901	19,961,224
Profit from discontinued operations	3	(187,403)	16,267,250	3,722,307
Profit for the year		17,604,007	30,779,151	23,683,531
Profit for the year is attributable to:
Owners of the Company		17,604,007	30,790,359	23,724,634
Non-controlling interests		—	(11,208)	(41,103)
Total		17,604,007	30,779,151	23,683,531
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	8.08	14.12	10.87
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	8.17	6.66	9.17
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	(0.09)	7.46	1.71

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2025	2024	2023

Profit for the period		17,604,007	30,779,151	23,683,531
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		1,161,825	(231,601)	(283,013)
Income tax relating to remeasurements of defined termination benefit	10	(291,401)	57,824	287,587
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity method	40	(47,686)	-	-
		822,738	(173,777)	4,574
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		3,840,443	(9,546,981)	5,405,283
Exchange differences on translation of investments accounted for using the equity method	40	185,037	-	-
Fair value reserve		714,892	132,109	282,718
Cash flow hedges		(861,118)	(673,510)	2,973,042
Cost of hedging reserve		-	1,978,130	(735,823)
Hedges of net investments in foreign operations		2,011,985	2,136,224	(4,427,212)
Income tax relating to these items	10	(466,436)	(901,407)	1,860,364
-Income tax relating to exchange differences		-	-	(928,007)
- Income tax relating to cash flow hedges		215,283	160,208	48,193
- Income tax relating to cost of hedging reserve		-	(494,532)	517,872
- Income tax relating to fair value reserve		(178,723)	(33,027)	(10,420)
- Income tax relating to hedges of net investments		(502,996)	(534,056)	2,232,726
		5,424,803	(6,875,435)	5,358,372
Other comprehensive income/(loss) for the year, net of income tax		6,247,541	(7,049,212)	5,362,946
Total comprehensive income for the year		23,851,548	23,729,939	29,046,477

Total comprehensive income for the year is attributable to:
Owners of the Company		23,851,548	23,741,147	29,087,580
Non-controlling interests		-	(11,208)	(41,103)
Total		23,851,548	23,729,939	29,046,477

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

						Hedges of
						net
						investments		Cost of	Foreign	Remeasurement		Reserve of
				Legal	Fair value	in foreign	Hedging	hedging	currency	of defined		disposal		Non-
	Share	Treasury	Share	reserves	reserve	operations	reserve	reserve	translation	benefit	Retained	group held		controlling	Total
	capital	shares	premium	(*)	(*)	(*)	(*)	(*)	reserve (*)	plan	earnings	for sale	Total	interests	equity

Balance at 1 January 2023	61,106,064	(1,343,214)	14,520	46,082,546	(442,406)	(8,266,267)	4,963,438	(13,790,083)	(24,005,216)	(3,873,410)	146,245,136	-	206,691,108	12,135	206,703,243
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	23,724,634	-	23,724,634	(41,103)	23,683,531
Other comprehensive income, net of income tax	-	-	-	-	272,298	(2,194,486)	3,021,235	(217,951)	4,477,276	4,574	-	-	5,362,946	-	5,362,946
Total comprehensive income	-	-	-	-	272,298	(2,194,486)	3,021,235	(217,951)	4,477,276	4,574	23,724,634	-	29,087,580	(41,103)	29,046,477
Transfers to legal reserves	-	-	-	635,253	-	-	-	-	-	-	(635,253)	-	-	-	-
Acquisition of treasury shares (-)	-	(95,917)	-	-	-	-	-	-	-	-	-	-	(95,917)	-	(95,917)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	4,487	4,487
Dividend paid (Note 25)	-	38,196	-	-	-	-	-	-	-	-	(4,696,138)	-	(4,657,942)	-	(4,657,942)
Discontinued operations	-	-	-	-	-	-	-	-	(11,603,778)	-	-	11,603,778	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at 31 December 2023	61,106,064	(1,400,935)	14,520	46,717,799	(170,108)	(10,460,753)	7,984,673	(14,008,034)	(31,131,718)	(3,868,836)	164,638,379	11,603,778	231,024,829	(24,481)	231,000,348

Balance at 1 January 2024	61,106,064	(1,400,935)	14,520	46,717,799	(170,108)	(10,460,753)	7,984,673	(14,008,034)	(31,131,718)	(3,868,836)	164,638,379	11,603,778	231,024,829	(24,481)	231,000,348
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	30,790,359	-	30,790,359	(11,208)	30,779,151
Other comprehensive income, net of income tax	-	-	-	-	99,082	1,602,168	(513,302)	1,483,598	2,056,797	(173,777)	-	(11,603,778)	(7,049,212)	-	(7,049,212)
Total comprehensive income	-	-	-	-	99,082	1,602,168	(513,302)	1,483,598	2,056,797	(173,777)	30,790,359	(11,603,778)	23,741,147	(11,208)	23,729,939
Transfers to legal reserves	-	-	-	1,104,742	-	-	-	-	-	-	(1,104,742)	-	-	-	-
Dividend paid (Note 25)	-	91,807	-	(1,872,056)	-	-	-	-	-	-	(7,794,028)	-	(9,574,277)	-	(9,574,277)
Acquisition of treasury shares (-)	-	(429,322)	-	-	-	-	-	-	-	-	-	-	(429,322)	-	(429,322)
Acquisition of subsidiary	-	-	40,372	-	-	-	-	-	-	-	-	-	40,372	-	40,372
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	(77,903)	-	(77,903)	28,164	(49,739)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	7,525	7,525
Balance at 31 December 2024	61,106,064	(1,738,450)	54,892	45,950,485	(71,026)	(8,858,585)	7,471,371	(12,524,436)	(29,074,921)	(4,042,613)	186,452,065	-	244,724,846	-	244,724,846

Balance at 1 January 2025	61,106,064	(1,738,450)	54,892	45,950,485	(71,026)	(8,858,585)	7,471,371	(12,524,436)	(29,074,921)	(4,042,613)	186,452,065	-	244,724,846	-	244,724,846
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	17,604,007	-	17,604,007	-	17,604,007
Other comprehensive income, net of income tax	-	-	-	-	536,169	1,508,989	(645,835)	-	4,025,480	822,738	-	-	6,247,541	-	6,247,541
Total comprehensive income	-	-	-	-	536,169	1,508,989	(645,835)	-	4,025,480	822,738	17,604,007	-	23,851,548	-	23,851,548
Transfers to legal reserves	-	-	-	875,645	-	-	-	-	-	-	(875,645)	-	-	-	-
Dividend paid (Note 25)	-	88,763	-	(677,703)	-	-	-	-	-	-	(8,396,809)	-	(8,985,749)	-	(8,985,749)
Acquisition of treasury shares	-	(257,576)	-	-	-	-	-	-	-	-	-	-	(257,576)	-	(257,576)
Balance at 31 December 2025	61,106,064	(1,907,263)	54,892	46,148,427	465,143	(7,349,596)	6,825,536	(12,524,436)	(25,049,441)	(3,219,875)	194,783,618	-	259,333,069	-	259,333,069
(*)	Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December	31 December
	Note	2025	2024	2023
Cash flows from operating activities:
Profit for the year		17,791,410	14,511,901	19,961,224
Discontinued operations		(187,403)	16,267,250	3,722,307
Profit for the year including discontinued operations		17,604,007	30,779,151	23,683,531

Adjustments for:
Depreciation of property, plant and equipment and investment properties	12-15	24,472,902	25,100,733	22,623,756
Amortization of intangible assets and right of use assets	9 - 10	38,876,519	36,976,479	40,622,701
Impairment on property, plant and equipment and intangible asset	12-13	578,914	179,148	(2,686)
Net finance expense		3,517,629	6,823,574	5,112,607
Fair value adjustments to derivatives		729,348	4,001,842	(2,483,194)
Income tax expense	10	13,398,842	6,788,718	(8,284,761)
Gain on sale of property, plant and equipment		57,738	45,625	30,197
Effects of exchange rate changes and inflation adjustments		16,026,073	(2,563,603)	19,787,328
Provisions		8,987,221	9,656,990	8,880,923
Share of (profit)/loss of equity accounted investees	40	3,499,147	4,139,657	(2,882,287)
Fair value adjustments to financial assets through profit or loss		(202,147)	(2,233,632)	(8,702,488)
Gain on sale of subsidiary	3	-	(11,546,264)	-
Non-cash other adjustments		551,040	276,375	7,015

Change in operating assets/liabilities		128,097,233	108,424,793	98,392,642
Change in trade receivables		(2,721,046)	(1,447,093)	(263,605)
Change in due from related parties		(44,732)	2,035	(74,342)
Change in receivables from financial services		433,903	2,155,859	(1,081,201)
Change in inventories		(14,939)	190,403	(186,261)
Change in other current assets		(1,325,977)	(761,008)	(2,349,691)
Change in other non-current assets		(685,189)	(93,800)	1,485,341
Change in due to related parties		258,604	134,856	(732,528)
Change in trade and other payables		4,034,712	(303,096)	1,768,757
Change in other non-current liabilities		33,010	(179,413)	79,977
Change in employee benefit obligations		(409,802)	(534,804)	(1,065,894)
Change in contract asset		442,914	(809,392)	(115,950)
Change in deferred revenue		502,783	305,440	245,647
Change in contract liability		(264,177)	(96,389)	597,708
Changes in other working capital		(5,627,690)	(3,375,399)	(2,888,760)
Cash generated from operations		122,709,607	103,612,992	93,811,840
Interest paid		(17,064,006)	(17,998,161)	(13,901,682)
Income tax paid		(9,026,028)	(2,816,087)	(1,064,584)
Net cash inflow from operating activities		96,619,573	82,798,744	78,845,574
Cash flows from investing activities:
Acquisition of property, plant and equipment		(43,967,866)	(40,182,441)	(26,866,847)
Acquisition of intangible assets		(27,808,416)	(26,480,747)	(28,889,597)
Proceeds from sale of property, plant and equipment		815,642	2,497,555	639,486
Payments for advances given for acquisition of property, plant and equipment		(117,743)	40,372	-
Contribution of increase of share capital in joint ventures/associates		-	(89)	(1,026,837)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		81,869,801	50,654,128	28,928,016
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(108,053,208)	(78,769,158)	(30,454,901)
Cash inflows from financial assets at fair value through profit or loss		4,313,672	20,041,106	26,538,687
Cash outflows from financial assets at fair value through profit or loss		-	(8,785,951)	(19,384,800)
Change in other cash advances given		1,955,206	(920,190)	-
Proceeds from disposal of subsidiary, net of cash disposed		528,041	17,957,566	-
Interest received		15,526,268	15,386,614	11,008,888
Net cash outflow from investing activities		(74,938,603)	(48,561,235)	(39,507,905)

Cash flows from financing activities:
Proceeds from derivative instruments	41	9,747,641	7,091,034	14,645,370
Repayments of derivative instruments	41	(9,136,039)	(7,580,966)	(8,989,303)
Proceeds from issues of loans and borrowings		90,940,793	67,319,829	118,471,632
Proceeds from issues of bonds		51,166,565	19,464,996	14,786,333
Repayments of borrowings		(92,008,008)	(61,555,760)	(103,544,001)
Transactions with non controlling interests		-	(49,739)	-
Repayments of bonds		(33,961,746)	(20,001,004)	(9,995,476)
Dividends paid to shareholders	25	(8,985,749)	(9,574,277)	(4,696,131)
Acquisition of treasury shares		(257,576)	(429,322)	(95,917)
Payments of lease liabilities		(9,036,861)	(7,491,591)	(7,789,768)
Net cash (outflow)/inflow from financing activities		(1,530,980)	(12,806,800)	12,792,739

Net increase in cash and cash equivalents		20,149,990	21,430,709	52,130,408

Cash and cash equivalents at 1 January		89,862,901	101,718,644	80,774,531

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(18,245,119)	(33,286,452)	(31,186,295)

Cash and cash equivalents at 31 December	23	91,767,772	89,862,901	101,718,644

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

1.    Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Türkiye and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Türkiye (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

The Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120,000.

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

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled “Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization,” the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042 (Note 42).

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2025, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

1.    Reporting entity (continued)

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Türkiye Varlik Fonu (“TVF”), as of 31 December 2025. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

(i)	With respect to the Group A Shares, each shareholder have been granted six voting right as a privilege for the elections of:
a.	five members of the board of directors of the Company, and
b.	the chairman of the presiding committee of the general assembly of shareholders;

In addition, a nomination privilege has been granted to the holders of the Group A Shares, allowing them to nominate four candidates to be used in the election of the five members of the Company’s Board of Directors, excluding the independent members.

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

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2025.

The consolidated financial statements of the Company as at and for the year ended 31 December 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’, associate’s financial statements are prepared as at and for the year ended 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate.

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

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2025 were authorized for issue by the Board of Directors on 5 March 2026 and updated to reflect subsequent events after the original date of authorization through to 17 April 2026, for inclusion in its annual report on Form 20-F.

(b)Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries and associates located in Türkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Türkiye reached 211.4% as at 31 December 2025, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(b)  Restatement of financial statements during the hyperinflationary periods (continued)

The table below shows the evolution of CPI in the last three years and as of 31 December 2025:

	2025	2024	2023
Annual Index	3513.87	2684.55	1859.38
Average Index	3183.23	2360.03	1488.91

Yearly Inflation	30.9%	44.4%	64.8%
Cumulative Inflation (last three years)	211.4%	290.8%	268.3%

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

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2025. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2025.

Comparative figures must also be presented in the current currency of 31 December 2025 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries’ figures, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.    Basis of preparation and summary of material accounting policies (continued)

(c)Functional and presentation currency (continued)

(ii)Foreign operations (continued)

●	On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.
●	Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the presentation currency of the Group.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Contracted handset sales

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, where all or most of the indicators below exists for the device in these transactions:

-	The Company is not the primary obligor for the sale of handset,
-	The Company does not have control over the sale prices of handsets,
-	The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company tends to make judgement primarily by seeking whether or not the inventory risk exists. Inventory risk may arise from the Group’s exposure to economic loss for inventory held prior to the transfer of control to the customer, and/or from firm minimum‑purchase commitments with suppliers that expose the Group to economic loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets’ end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.8% - 30.5% at 31 December 2025 (31 December 2024: 9.5% - 31.2%)

Floating rate loans and borrowings

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

The Group has re-evaluated the operating segments in 2025 and changed the segments. As such, prior year segment reporting was restated to be in line with current operating segment structure (Note 5)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(iii)Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in retained earnings within equity attributable to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

This category includes investment funds and income from money market fund, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9. Thus, the Group elects to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi (“Turkcell GSYF”) at fair value through profit or loss. For more information, refer to Note 24.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Central Bank Accounts

According to the “Regulation on Required Reserves (Issue: 2013/15)” published in the Official Gazette No. 31818 on 23 April 2022, TL-denominated cash loans determined by the Central Bank and their issued securities—based on the accounting standards and record-keeping principles applicable to financing companies—loans obtained from domestic banks were also made subject to required reserves. With the amendment to the Communiqué published in the Official Gazette dated 2 December 2025 and numbered 33095, it was decided that TL and foreign currency liabilities of financing companies to domestic banks would be excluded from the scope of required reserves.

As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 28%, depending on the maturity structure. (As of 31 December 2024: 5% - 26%). Required reserves are reported as restricted cash under other current assets (Note 17).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Türkiye (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Fair value hedge accounting has not been applied as of 31 December 2025 and 2024.

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

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as it’s prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	6 – 20 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 2023 (renewed) 30 April 2009 and 26 August 2015, respectively. The licenses are effective for 6, 20 and 13 years, respectively.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15	years
Transmission line software	5-10	years
Subscriber acquisition cost	2-7	years
Electricity production license	20	years

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(n)Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2025 and 2024, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

In accordance with the labor law in Türkiye, the Company and its subsidiaries in Türkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits (“IAS 19”). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Türkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days’ pay up to a maximum TL 53.9 as at 31 December 2025 (31 December 2024: TL 41.8), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2025 is 3.85% (31 December 2024: 2.2%).

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(r)Revenue

Revenue principally consists of telecommunication services revenue, equipment revenue, revenue from financial services and other revenues.

General principles of revenue recognition are summarized below.

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

The Group generally recognizes telecommunication revenue over time as it transfers services to its customers because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

As a practical expedient, if at contract inception the Group expects that the period between the transfer of a promised good or service to a customer and the customer’s payment for that good or service will be one year or less, the Group does not adjust the promised consideration for the effects of a significant financing component. This practical expedient is not applicable to financial services revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(r)Revenue (continued)

Bundled services and products and determination of relative standalone price

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

Equipment revenue

Equipment revenue consists of, sales of consumer electronics devices to consumers and distinct hardware and other devices delivered as part of digital business solutions to the corporate consumers. These sales are recognized at the point in time when control is transferred to the customer, typically upon delivery of risks and rewards to the customer.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(r)Revenue (continued)

Revenue from financial services

Revenue from financial services consists of interest income earned from consumer financing activities of Turkcell Finansman which is recognized over time in accordance with effective interest method and mobile payment subscriber revenues, merchant commission, bill payment and prepaid card revenues of Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. Revenue from merchant commission, bill payment, and prepaid card services is recognized when control of the underlying service is transferred to the customer; in other words, at the point in time the service is delivered. Mobile payment subscriber revenues, on the other hand, represent revenue streams that are recognized over time.

Contracted device sales through distributors and dealers

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Installment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes “contracted receivables” (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as “receivables from subscribers”.

In some cases the Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

In all of the above summarized sales, the Group recognizes device revenue in accordance with the results of the principal and agent analysis explained at note (d); when the Group acts as principal revenue is recognized as gross and when the Group acts as agent, revenue is recognized as net.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(r)Revenue (continued)

Contract assets and liabilities

When one of the parties performs the contract, based on the relationship between the Group’s performance and the customer’s payment, the Group recognizes the contract as either a contract asset or a contract liability in the statement of financial position. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group’s obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivable). A contract asset represents the Group’s right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Türkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(y)New standards and interpretations

i)The new standards, amendments and interpretations which are effective as of 1 January 2025 are as follows:

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRSs – Volume 11

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

The standard is not applicable for the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.Basis of preparation and summary of material accounting policies (continued)

(y)New standards and interpretations (continued)

ii)Standards, amendments and interpretations that are issued but not yet effective (continued):

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation

The amendments issued by the Board in November 2025 require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. Accordingly, if an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) and all comparatives at the closing rate at the end of the current reporting period. Furthermore, an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy, restates the comparative amounts of a foreign operation, whose functional currency is that of a non- hyperinflationary economy, by applying the general price index, in accordance with IAS 29, to the foreign operation’s comparative figures. The amendments also introduce certain additional disclosure requirements.

The amendments apply for annual reporting periods beginning on or after 1 January 2027 and earlier application is permitted. If an entity’s functional currency and presentation currency are the currency of a hyperinflationary economy (or are the currencies of different hyperinflationary economies) and it translates the results and financial position of foreign operations whose functional currency is that of a non- hyperinflationary economy, then it is required to apply the amendments from the beginning of the annual reporting period in which it first applies the amendments. In addition, it restates the comparative amounts of its foreign operations included in the entity’s previously issued financial statements by applying the general price index it applies to corresponding figures in accordance with IAS 29. Other entities will apply the amendments retrospectively.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

3.Discontinued operations

As per the Group’s Board of Directors’ decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group’s wholly owned subsidiaries.

As of 9 September 2024, cash amounting to nominal value of TRY 17,777,962 was received by the Group in accordance with the share purchase agreement.

As of 9 September 2024, other receivables related to the purchase amounting to nominal value of TRY 677,553 were accrued. On 4 August 2025, the amount was finalized with the buyer at nominal value of TRY 490,150 and collected within the year. The difference of nominal value of TRY 187,403 has been reported under discontinued operations in the current period.

The statement of profit or loss of a disposal group as of disposal date and comparative years are presented below:

	1 January -	1 January -
	30 September	31 December
	2024	2023
Revenue	9,682,719	14,621,477
Cost of revenue	(3,572,701)	(9,002,732)
Gross profit	6,110,018	5,618,745
Selling and marketing expenses	(560,791)	(838,787)
Administrative expenses	(356,281)	(480,417)
Other operating income/(expense), net	33,761	364,331
Operating profit	5,226,707	4,663,872
Net finance expense / income	(86,267)	(389,792)
Profit before income tax	5,140,440	4,274,080
Tax income /(expense)	(419,454)	(551,773)
Profit/(loss) for the year from discontinued operations	4,720,986	3,722,307
Gain on sale of disposal of subsidiaries	11,546,264	-
Total	16,267,250	3,722,307

The net cash flows incurred by the disposal group are, as follows:

	30 September 2024	31 December 2023
Cash flows from operating activities	3,791,188	9,219,057
Cash flows from investing activities	539,153	(3,481,817)
Cash flows from financing activities	(4,629,707)	(1,562,706)
Net cash (outflow)/inflow	(299,366)	4,174,534

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

4.Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

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

The Group’s policy is to provide financial guarantees only to subsidiaries. At 31 December 2025, guarantees of TL 21,607,347 were outstanding (31 December 2024: TL 14,613,792).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 5,595,255 (31 December 2024: TL 6,029,132) (Note 23) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

(i)Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 35.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.Segment information

Consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group determined its operating segments in accordance with IFRS 8 Operating Segments as “Turkcell Türkiye” and “Techfin”. Although strategic segments provide similar services, they are affected by different economic conditions and geographical locations and they are regularly reviewed by chief operating decision maker (“CODM”) authority in making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group’s operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

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

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity.

Following the sale of Ukrainian entities (Lifecell LLC, Global LLC, and Ukrtower previously reported in International segment) in September 2024 and change in approach for consumer electronics sold through digital channels and smart devices management operations (The other operations of Turkcell Satış, previously reported as Other) towards to align with strategies of integrated channel management within Turkcell Türkiye Segment, the Group reassessed its operating segments and updated the segment structure as of March 31, 2025. Comparative information has been re-presented accordingly. The principal changes are a) elimination of the Turkcell International segment following the sale of the Ukrainian operations, which constituted that majority of related segment and b) reclassification of certain Turkcell Satış operations from Other segment to the Turkcell Türkiye segment.

As a consequence of these changes, telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”) were reclassified from the Turkcell International segment to the Other segment. Similarly, Turkcell Satış’s operations - comprising consumer electronics sold through digital channels, smart device management operations previously presented within the Other segment is now reported within the Turkcell Türkiye segment.

Turkcell Türkiye reportable segment includes the Groups’s mobile, fixed telecommunications, digital services and digital business services operations of Turkcell, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.Segment information (continued)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share smilar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	220,319,476	199,742,397	13,688,815	11,300,922	14,139,663	10,974,558	(6,677,133)	(3,857,847)	241,470,821	218,160,030
Inter-segment revenue	(1,146,421)	(1,315,189)	(1,233,763)	(1,068,601)	(4,296,949)	(1,474,057)	6,677,133	3,857,847	—	—
Revenues from external customers	219,173,055	198,427,208	12,455,052	10,232,321	9,842,714	9,500,501	—	—	241,470,821	218,160,030
Adjusted EBITDA	98,416,482	86,852,705	3,383,133	2,845,933	2,695,945	2,111,613	(478,585)	(444,772)	104,016,975	91,365,479
IFRS 9 impairment loss provision	(991,553)	(1,068,536)	(332,900)	(260,082)	(104,253)	(8,094)	—	—	(1,428,706)	(1,336,712)

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	199,742,397	186,257,652	11,300,922	8,633,914	10,974,558	11,404,209	(3,857,847)	(3,866,822)	218,160,030	202,428,953
Inter-segment revenue	(1,315,189)	(1,225,601)	(1,068,601)	(784,782)	(1,474,057)	(1,856,439)	3,857,847	3,866,822	—	—
Revenues from external customers	198,427,208	185,032,051	10,232,321	7,849,132	9,500,501	9,547,770	—	—	218,160,030	202,428,953
Adjusted EBITDA	86,852,705	78,046,630	2,845,933	3,037,930	2,111,613	2,269,590	(444,772)	(434,858)	91,365,479	82,919,292
IFRS 9 impairment loss provision	(1,068,536)	(1,739,411)	(260,082)	(154,928)	(8,094)	(10,897)	—	—	(1,336,712)	(1,905,236)

The impairment loss expense of the Group related to tangible and intangible fixed assets, amounting to TL 578,914 (31 December 2024 TL 179,148) relates to the Turkcell Türkiye main operating segment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.Segment information (continued)

	31 December	31 December	31 December
	2025	2024	2023
Profit from continuing operations	17,791,410	14,511,901	19,961,224
Add/(Less):
Income tax expense	13,398,842	6,369,264	(8,836,533)
Finance income	(16,841,450)	(13,584,573)	(23,931,920)
Finance costs	22,064,023	22,285,584	37,666,918
Other income	(452,244)	(329,088)	(1,668,287)
Other expenses	2,227,278	3,374,279	10,674,263
Monetary (gain) loss	(1,598,366)	(7,657,905)	(7,213,152)
Depreciation and amortization	63,928,335	62,256,360	59,149,066

Share of loss/(gain) of equity accounted investees	3,499,147	4,139,657	(2,882,287)
Consolidated adjusted EBITDA	104,016,975	91,365,479	82,919,292

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December	31 December	31 December
	2025	2024	2023
Revenues
Türkiye	235,619,865	213,086,672	197,752,484
Belarus	3,410,938	2,848,809	2,616,599
Turkish Republic of Northern Cyprus	2,436,107	2,177,073	1,999,709
Netherlands	2,414	47,476	60,161
Germany	1,497	—	—
	241,470,821	218,160,030	202,428,953

	31 December	31 December	31 December
	2025	2024	2023
Non-current assets
Türkiye	329,950,253	294,618,497	265,137,838
Belarus	3,149,942	1,397,877	1,410,297
Turkish Republic of Northern Cyprus	3,125,530	3,239,031	5,759,783
Unallocated non-current assets	7,718,460	2,560,029	839,349
	343,944,185	301,815,434	273,147,267

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6.Revenue

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	199,161,698	179,628,578	—	—	5,501,850	4,768,363	(216,417)	(280,026)	204,447,131	184,116,915
Equipment revenues	18,934,975	17,715,566	—	—	349,285	268,468	(12,702)	(14,507)	19,271,558	17,969,527
Revenue from financial services	—	—	13,688,815	11,300,922	—	—	(1,232,267)	(1,068,600)	12,456,548	10,232,322
Other	2,222,803	2,398,253	—	—	8,288,528	5,937,727	(5,215,747)	(2,494,714)	5,295,584	5,841,266
Total	220,319,476	199,742,397	13,688,815	11,300,922	14,139,663	10,974,558	(6,677,133)	(3,857,847)	241,470,821	218,160,030

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	179,628,578	162,586,486	—	—	4,768,363	4,320,270	(280,026)	(379,595)	184,116,915	166,527,161
Equipment revenues	17,715,566	21,230,404	—	—	268,468	346,012	(14,507)	(42,561)	17,969,527	21,533,855
Revenue from financial services	—	—	11,300,922	8,633,914	—	—	(1,068,600)	(784,783)	10,232,322	7,849,131
Other	2,398,253	2,440,762	—	—	5,937,727	6,737,927	(2,494,714)	(2,659,883)	5,841,266	6,518,806
Total	199,742,397	186,257,652	11,300,922	8,633,914	10,974,558	11,404,209	(3,857,847)	(3,866,822)	218,160,030	202,428,953

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 5,421,155, TL 5,455,388 and TL 3,824,709, for the years ended 31 December 2025, 2024 and 2023, respectively.

	31 December 2025
	Turkcell			Intersegment
	Turkiye	Techfin	Other	eliminations	Consolidated
Telecommunication Services	199,161,698	—	5,501,850	(216,417)	204,447,131
At a point in time	1,635,865	—	9,037	—	1,644,902
Over time	197,525,833	—	5,492,813	(216,417)	202,802,229
Equipment Related	18,934,975	—	349,285	(12,702)	19,271,558
At a point in time	18,040,795	—	349,285	(12,702)	18,377,378
Over time	894,180	—	—	—	894,180
Revenue from financial operations	—	13,688,815	—	(1,232,267)	12,456,548
At a point in time	—	8,129,149	—	(1,194,728)	6,934,421
Over time	—	5,559,666	—	(37,539)	5,522,127
Other	2,222,803	—	8,288,528	(5,215,747)	5,295,584
At a point in time	370,774	—	5,895	(2,015)	374,654
Over time	1,852,029	—	8,282,633	(5,213,732)	4,920,930
Total	220,319,476	13,688,815	14,139,663	(6,677,133)	241,470,821
At a point in time	20,047,434	8,129,149	364,217	(1,209,445)	27,331,355
Over time	200,272,042	5,559,666	13,775,446	(5,467,688)	214,139,466

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6. Revenue (continued)

	31 December 2024
	Turkcell			Intersegment
	Turkiye	Techfin	Other	eliminations	Consolidated
Telecommunication Services	179,628,578	—	4,768,363	(280,026)	184,116,915
At a point in time	1,162,258	—	7,910	—	1,170,168
Over time	178,466,320	—	4,760,453	(280,026)	182,946,747
Equipment Related	17,715,566	—	268,468	(14,507)	17,969,527
At a point in time	16,885,389	—	268,468	(14,507)	17,139,350
Over time	830,177	—	—	—	830,177
Revenue from financial operations	—	11,300,922	—	(1,068,600)	10,232,322
At a point in time	—	5,689,927	—	(984,127)	4,705,800
Over time	—	5,610,995	—	(84,473)	5,526,522
Other	2,398,253	—	5,937,727	(2,494,714)	5,841,266
At a point in time	436,886	—	48,541	(5,081)	480,346
Over time	1,961,367	—	5,889,186	(2,489,633)	5,360,920
Total	199,742,397	11,300,922	10,974,558	(3,857,847)	218,160,030
At a point in time	18,484,533	5,689,927	324,919	(1,003,715)	23,495,664
Over time	181,257,864	5,610,995	10,649,639	(2,854,132)	194,664,366

	31 December 2023
	Turkcell			Intersegment
	Turkiye	Techfin	Other	eliminations	Consolidated
Telecommunication Services	162,586,486	—	4,320,270	(379,595)	166,527,161
At a point in time	2,752,270	—	5,441	—	2,757,711
Over time	159,834,216	—	4,314,829	(379,595)	163,769,450
Equipment Related	21,230,404	—	346,012	(42,561)	21,533,855
At a point in time	20,260,290	—	346,012	(42,561)	20,563,741
Over time	970,114	—	—	—	970,114
Revenue from financial operations	—	8,633,914	—	(784,783)	7,849,131
At a point in time	—	4,203,924	—	(710,770)	3,493,154
Over time	—	4,429,990	—	(74,013)	4,355,977
Other	2,440,762	—	6,737,927	(2,659,883)	6,518,806
At a point in time	220,110	—	58,716	—	278,826
Over time	2,220,652	—	6,679,211	(2,659,883)	6,239,980
Total	186,257,652	8,633,914	11,404,209	(3,866,822)	202,428,953
At a point in time	23,232,670	4,203,924	410,169	(753,331)	27,093,432
Over time	163,024,982	4,429,990	10,994,040	(3,113,491)	175,335,521

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

7.Other income and expense

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2025	2024	2023
Depositary reimbursement	161,280	116,386	205,727
Insurance compensation	60,107	—	517,510
Income from equipment donations	—	—	387,496
Rent income	14,868	11,753	50,094
Other	215,989	200,949	507,460
Other income	452,244	329,088	1,668,287

Donation expenses (*)	(920,921)	(961,359)	(7,407,230)
Litigation expenses	(501,463)	(203,452)	(1,395,185)
Loss on cancellation of lease contract	(231,238)	(291,835)	(276,976)
Loss on sale of fixed assets	(57,738)	(46,595)	(30,199)
Restructuring cost	(65,917)	(50,064)	(874,490)
Distributor restructuring cost (**)	—	(1,580,288)	—
Other	(450,001)	(240,686)	(690,183)
Other expense	(2,227,278)	(3,374,279)	(10,674,263)
(*)

In 2023, the donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board’s decision dated 9 February 2023. In 2025 and 2024, the donation expenses consist of donations mainly made to educational and sport activities.

(**)	Expenses resulting from company’s restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

8.Employee benefit expenses

	31 December 2025	31 December 2024	31 December 2023
Wages and salaries (*)	35,086,787	34,171,035	26,148,693
Defined benefit plan (**)	420,984	489,632	579,560
Defined contribution plans	220,614	124,826	142,681
	35,728,385	34,785,493	26,870,934
(*)	Wages and salaries include compulsory social security contributions, bonuses and share based payments.
(**)

Remeasurements of defined benefit plans for the years ended 31 December 2025, 2024 and 2023 amounting to TL 1,161,825, TL (231,601) and TL (283,013) respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

9.Finance income and costs

Recognized in the statement of profit or loss:

	31 December	31 December	31 December
	2025	2024	2023
Interest income	8,711,978	9,869,230	5,892,931
Income from money market fund	3,008,831	—	—
Income from financial assets carried at fair value	202,147	2,233,632	8,702,488
Cash flow hedges – reclassified to profit or loss (*)	—	—	6,212,859
Net fair value gains on derivative financial instruments and interest	—	—	2,162,706
Interest income from financial assets	4,918,494	1,481,711	960,936
Finance income	16,841,450	13,584,573	23,931,920

Net foreign exchange losses	(7,366,352)	(4,912,921)	(26,488,339)
Net interest expenses for financial assets and liabilities measured at amortized cost	(14,123,157)	(14,996,147)	(11,031,337)
Net fair value losses on derivative financial instruments and interest	(774,771)	(1,503,427)	—
Cash flow hedges – reclassified to profit or loss (*)	412,285	(803,095)	—
Other	(212,028)	(69,994)	(147,242)
Finance costs	(22,064,023)	(22,285,584)	(37,666,918)

Monetary gain (loss)	1,598,366	7,657,905	7,213,152

Net finance costs	(3,624,207)	(1,043,106)	(6,521,846)
(*)

Reclassification adjustments relating to cash flow hedge are TL 412,285, TL 186,626 and TL 6,960,313 and reclassification adjustments relating to cost of hedging reserve are TL (0), TL (989,721) and TL (747,454) for the years ended 31 December 2025, 2024, 2023 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and interest expense on financial liabilities measured at amortized cost amounting to TL 1,946,505, TL (16,069,661), TL 2,176,235, TL (17,172,380), and TL 1,463,282, TL (12,494,618) for the years ended 31 December 2025, 2024 and 2023, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 28,819,000, TL (36,185,351), TL 14,908,457 TL (19,821,377) and TL 39,850,830, TL (66,339,170) for the years ended 31 December 2025, 2024 and 2023, respectively.

10.Income tax expense

	31 December	31 December	31 December
	2025	2024	2023
Current income tax expense	(8,614,543)	(4,322,773)	(1,290,850)
Deferred income tax expense	(4,784,299)	(2,046,491)	10,127,383
Total income tax expense	(13,398,842)	(6,369,264)	8,836,533

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

10.Income tax expense (continued)

Reconciliation of income tax expense

	31 December	31 December	31 December
	2025	2024	2023
Profit from continuing operations before income tax expense	31,190,252	20,881,165	11,124,691
Profit before income tax expense	31,002,849	37,148,415	14,846,998

Tax at the Turkiye’s tax rate	(7,750,712)	(5,220,291)	(2,781,173)
Difference in overseas tax rates	(139,052)	144,421	192,727
Effect of exemptions (*)	4,559,479	4,097,475	3,729,553
Effect of amounts which are not deductible and permanent differences	(305,532)	887,389	(1,190,358)
Change in unrecognized deferred tax assets (**)	(273,014)	(491,509)	403,740
Adjustments for current tax of prior years	5,771	1,363,663	157,579
Effect of increase in corporate tax rate in Turkiye	—	—	(2,015,933)
Tax effect of investment in associate	(883,281)	(714,705)	(775,809)
Tax effect of Law No 7440	—	—	(534,025)
Current period revaluation effect (***)	7,767,678	—	—
Inflation adjustments	(16,388,192)	(6,344,842)	11,643,353
Other	8,013	(90,865)	6,879
Total income tax expense	(13,398,842)	(6,369,264)	8,836,533
(*)	Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.
(**)	The net deferred tax assets not recognized in the statement of financial position mainly consist of unused current period losses for which no deferred tax asset has been calculated.

(***) As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

The corporate tax rate in Türkiye is 25% for companies (31 December 2024: 25%, 31 December 2023: 25%), 30% for banks ((31 December 2024: 30%, 31 December 2023: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

An amendment to Turkey’s Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that were submitted as of 1 October 2023 but it is applied for the annual taxable income.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11.Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2025, 2024 and 2023 is as follows:

Cost of revenue:

	31 December	31 December	31 December
	2025	2024	2023
Depreciation and amortization (*)	(63,928,335)	(62,256,360)	(59,149,066)
Share of Turkish Treasury	(21,446,492)	(19,399,594)	(17,556,821)
Employee benefit expenses	(20,587,035)	(20,176,605)	(15,964,322)
Cost of goods sold	(17,133,015)	(15,945,843)	(20,211,853)
Frequency expenses	(7,854,795)	(7,121,548)	(6,472,148)
Cost of revenue from financial services (**)	(7,350,595)	(5,892,109)	(3,497,863)
Interconnection and termination expenses	(5,766,236)	(5,879,187)	(7,475,184)
Energy expenses	(5,105,345)	(5,843,273)	(6,948,681)
Radio expenses	(4,048,031)	(2,736,561)	(2,586,778)
Universal service fund	(2,850,247)	(2,556,410)	(2,347,905)
Transmission expenses	(2,830,437)	(2,520,299)	(2,769,227)
Roaming expenses	(1,937,043)	(1,981,180)	(2,144,591)
Internet expense	(1,924,180)	(1,972,603)	(2,241,780)
Others	(10,362,652)	(10,044,078)	(10,167,604)
	(173,124,438)	(164,325,650)	(159,533,823)
(*)

As at 31 December 2025, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 1,057,188 (31 December 2024: TL 794,426 and 31 December 2023: TL 617,720).

(**)

As at 31 December 2025, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 497,205 (31 December 2024: TL 432,219 and 31 December 2023: TL 352,191).

Selling and marketing expenses:

	31 December	31 December	31 December
	2025	2024	2023
Employee benefit expenses	(7,888,200)	(7,640,468)	(5,933,094)
Marketing expenses	(6,668,587)	(5,410,651)	(3,722,422)
Selling expenses	(1,495,726)	(689,966)	(579,633)
Others	(828,209)	(589,895)	(503,391)
	(16,880,722)	(14,330,980)	(10,738,540)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11.Expense by nature (continued)

Administrative expenses:

	31 December	31 December	31 December
	2025	2024	2023
Employee benefit expenses	(6,755,945)	(6,536,201)	(4,621,328)
Collection expenses	(545,781)	(395,033)	(243,523)
Consultancy expenses	(529,156)	(428,522)	(389,458)
Service expenses	(368,415)	(349,275)	(297,949)
Travel and entertainment expenses	(263,576)	(226,257)	(157,614)
Maintenance and repair expenses	(109,593)	(137,510)	(135,597)
Utility expenses	(24,874)	(12,498)	(15,129)
Others	(1,350,975)	(972,273)	(620,530)
	(9,948,315)	(9,057,569)	(6,481,128)

Net impairment losses on financial and contract assets:

	31 December	31 December	31 December
	2025	2024	2023
Net impairment losses on financial and contract assets	(1,428,706)	(1,336,712)	(1,905,236)
	(1,428,706)	(1,336,712)	(1,905,236)

12.Property, plant and equipment

						Impairment	Effects of	Balance at
	Balance at				Acquisition through	expenses/	movements in	31 December
Cost	1 January 2025	Additions	Disposals	Transfers	business combinations	(reversals)	exchange rates	2025
Network infrastructure (All operational)	359,720,059	12,528,460	(6,286,970)	22,761,683	—	—	763,971	389,487,203
Land and buildings	27,408,142	1,497,578	—	2,908,443	117,743	—	(39,158)	31,892,748
Equipment, fixtures and fittings	23,650,648	1,765,385	(352,705)	416,503	—	—	(170,631)	25,309,200
Motor vehicles	333,371	24,710	(45,468)	—	—	—	2,391	315,004
Leasehold improvements	7,276,404	222,030	(399)	—	—	—	(135)	7,497,900
Electricity production power plant	646,880	5	—	—	—	—	(7)	646,878
Construction in progress	6,566,301	27,860,339	(44,393)	(26,096,298)	—	—	111,499	8,397,448
Total	425,601,805	43,898,507	(6,729,935)	(9,669)	117,743	—	667,930	463,546,381

Accumulated depreciation
Network infrastructure (All operational)	251,391,425	22,473,565	(5,708,996)	—	—	19,883	(353,680)	267,822,197
Land and buildings	6,253,598	1,359,307	—	—	—	—	589,033	8,201,938
Equipment, fixtures and fittings	23,611,162	453,527	(228,484)	—	—	—	(1,184,173)	22,652,032
Motor vehicles	285,400	28,449	(43,344)	—	—	—	2,362	272,867
Leasehold improvements	7,003,057	103,004	—	—	—	—	(996)	7,105,065
Electricity production power plant	110,090	32,467	—	—	—	—	(1)	142,556
Total	288,654,732	24,450,319	(5,980,824)	—	—	19,883	(947,455)	306,196,655

Net book value	136,947,073	19,448,188	(749,111)	(9,669)	117,743	(19,883)	1,615,385	157,349,726

Depreciation expenses for the years ended 31 December 2025 and 2024 amounting to TL 24,470,202 and TL 26,472,779 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Expenses from impairment losses on property, plant and equipment for the year ended 31 December 2025 is TL 19,883 and is recognized under depreciation expenses (31 December 2024 TL 21,746).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

12. Property, plant and equipment (continued)

						Impairment	Effects of	Balance at
	Balance at				Acquisition through	expenses/	movements in	31 December
Cost	1 January 2024	Additions	Disposals	Transfers	business combinations	(reversals)	exchange rates	2024
Network infrastructure (All operational)	343,624,131	8,719,926	(9,068,282)	18,607,189	—	—	(2,162,905)	359,720,059
Land and buildings	21,668,997	2,062,588	(42,422)	4,020,150	—	—	(301,171)	27,408,142
Equipment, fixtures and fittings	22,620,816	2,279,693	(929,277)	535,991	—	—	(856,575)	23,650,648
Motor vehicles	356,146	20,458	(33,042)	—	—	—	(10,191)	333,371
Leasehold improvements	7,151,466	97,712	(1,458)	28,939	—	—	(255)	7,276,404
Electricity production power plant	640,905	5,950	—	—	—	—	25	646,880
Construction in progress	4,608,095	25,245,520	(109,053)	(23,145,291)	—	—	(32,970)	6,566,301
Total	400,670,556	38,431,847	(10,183,534)	46,978	—	—	(3,364,042)	425,601,805

Accumulated depreciation
Network infrastructure (All operational)	239,587,974	22,389,588	(7,379,818)	—	—	21,743	(3,228,062)	251,391,425
Land and buildings	5,402,950	1,014,897	—	—	—	—	(164,249)	6,253,598
Equipment, fixtures and fittings	22,934,869	2,398,780	(200,564)	—	—	3	(1,521,926)	23,611,162
Motor vehicles	336,495	34,409	(29,028)	—	—	—	(56,476)	285,400
Leasehold improvements	6,420,948	580,216	(27)	—	—	—	1,920	7,003,057
Electricity production power plant	31,196	33,143	—	—	—	—	45,751	110,090
Total	274,714,432	26,451,033	(7,609,437)	—	—	21,746	(4,923,042)	288,654,732

Net book value	125,956,124	11,980,814	(2,574,097)	46,978	—	(21,746)	1,559,000	136,947,073

13.Intangible assets

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 31
Cost	January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	December 2025
Telecommunication licenses	129,024,942	239,593	(32)	—	—	(43,206)	129,221,297
Computer software	211,255,967	15,961,770	(214,970)	561,008	—	2,051,117	229,614,892
Transmission line software	2,013,857	3,132	—	—	—	12,033	2,029,022
Indefeasible right of usage	2,064,237	10,284	—	—	—	1	2,074,522
Brand name	15,897	—	—	—	—	738	16,635
Customer base	65,029	—	—	—	—	(4,709)	60,320
Goodwill	770,907	—	—	—	—	—	770,907
Subscriber acquisition cost	82,886,223	10,740,077	—	—	—	756,434	94,382,734
Electricity production license	1,140,206	—	—	1,140,203	—	(269,104)	2,011,305
Others	2,766,364	401,502	(10,329)	(1,140,203)	—	251,711	2,269,045
Construction in progress	476,472	452,058	—	(551,339)	—	1,787	378,978
Total	432,480,101	27,808,416	(225,331)	9,669	—	2,756,802	462,829,657

Accumulated amortization
Telecommunication licenses	98,511,899	7,416,434	(31)	—	—	718,278	106,646,580
Computer software	163,236,794	12,568,970	(115,424)	(117,361)	558,903	483,949	176,615,831
Transmission line software	2,031,398	6,400	—	—	—	(10,435)	2,027,363
Indefeasible right of usage	1,309,287	51,396	—	—	—	439	1,361,122
Brand name	3,632	—	—	—	—	6,239	9,871
Customer base	34,010	401	—	—	—	8,403	42,814
Subscriber acquisition cost	58,141,692	10,419,947	—	—	—	(7,533)	68,554,106
Electricity production license	179,803	57,663	—	78,096	—	(6,527)	309,035
Others	1,866,945	369,078	(10,317)	39,265	128	17,931	2,283,030
Total	325,315,460	30,890,289	(125,772)	—	559,031	1,210,744	357,849,752

Net book value	107,164,641	(3,081,873)	(99,559)	9,669	(559,031)	1,546,058	104,979,905

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13.Intangible assets (continued)

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	(reversals)	exchange rates	December 2024
Telecommunication licenses	129,086,912	1,343	(82,130)	—	—	18,817	129,024,942
Computer software	195,942,049	13,811,239	(43,107)	382,537	—	1,163,249	211,255,967
Transmission line software	1,990,425	1,465	(662)	—	—	22,629	2,013,857
Indefeasible right of usage	1,919,358	144,879	—	—	—	—	2,064,237
Brand name	20,350	—	—	—	—	(4,453)	15,897
Customer base	73,883	—	—	—	—	(8,854)	65,029
Goodwill	770,907	—	—	—	—	—	770,907
Subscriber acquisition cost	72,791,783	9,653,267	—	—	—	441,173	82,886,223
Electricity production license	1,262,381	—	—	—	—	(122,175)	1,140,206
Others	2,357,311	369,171	(2,603)	(46,977)	—	89,462	2,766,364
Construction in progress	495,555	384,488	(2,136)	(382,537)	—	(18,898)	476,472
Total	406,710,914	24,365,852	(130,638)	(46,977)	—	1,580,950	432,480,101

Accumulated amortization
Telecommunication licenses	90,877,046	7,446,046	(19,530)	—	—	208,337	98,511,899
Computer software	151,201,408	11,194,611	(13,683)	—	154,681	699,777	163,236,794
Transmission line software	1,971,530	42,044	—	—	—	17,824	2,031,398
Indefeasible right of usage	1,214,529	97,610	(1,792)	—	—	(1,060)	1,309,287
Brand name	18,547	—	—	—	—	(14,915)	3,632
Customer base	53,561	826	—	—	—	(20,377)	34,010
Subscriber acquisition cost	49,080,253	9,765,186	—	—	—	(703,747)	58,141,692
Electricity production license	99,108	57,171	—	—	—	23,524	179,803
Others	1,619,661	292,667	(2,309)	—	1,012	(44,086)	1,866,945
Total	296,135,643	28,896,161	(37,314)	—	155,693	165,277	325,315,460

Net book value	110,575,271	(4,530,309)	(93,324)	(46,977)	(155,693)	1,415,673	107,164,641

Amortization expenses for the years ended 31 December 2025 and 2024 amounting to TL 31,449,320 and TL 29,051,854, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets not in use for the years ended 31 December 2025 and 2024 are TL 559,031 and TL 155,693, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 4,371,052 for the year ended 31 December 2025 (31 December 2024: TL 4,038,085). Research and development expenses for the years ended 31 December 2025 and 2024 amounting to TL 450,871 and TL 410,964, respectively are recognized in cost of revenue.

14.Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset’s recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2025, and 2024, no indication of impairment was found in any CGU of the Group and no impairment test was performed.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

15.Investment properties

	31 December	31 December
Cost	2025	2024
Opening balance	2,246,125	2,246,125
Transfer from property, plant and equipment	—	—
Closing balance	2,246,125	2,246,125

Accumulated depreciation
Opening balance	(2,000,919)	(1,977,083)
Depreciation and impairment charges during the year	(22,583)	(23,836)
Closing balance	(2,023,502)	(2,000,919)

Net book value	222,623	245,206

Depreciation expenses amounting TL 22,583 for the year ended 31 December 2025 (31 December 2024: TL 23,836) are recognized under cost of revenue.

Determination of the fair values of the Group’s investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Türkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and cost approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

The fair value of the Group’s investment properties has been determined by an independent valuation company. As of 31 December 2025, the fair value of the investment properties appraised by the valuation company amounted to TL 535,520 (31 December 2024: TL 533,909).

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

For properties valued using the cost approach, a significant increase (decrease) in construction costs and other related costs of comparable properties in the market would result in a significant increase (decrease) in fair value.

Rent income from investment properties during the year ended 31 December 2025 is TL 12,075 (31 December 2024: TL 7,990). There are no direct operating expenses for investment properties during the year ended 31 December 2025 (31 December 2024: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

16.Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2025 and 31 December 2024 and depreciation and amortization expenses for the years ended 31 December 2025 and 31 December 2024 are as follows:

			Network		Right of
	Site Rent	Building	equipment	Vehicles	way	License	Other	Total
Balance at 1 January 2025	6,827,604	2,474,788	328,930	2,069,111	939,844	37,600	638,941	13,316,818
Depreciation and amortization charge for the year	(3,247,856)	(477,089)	(1,756,025)	(747,788)	(1,041,614)	(180,844)	(535,014)	(7,986,230)
Balance at 31 December 2025	7,512,210	2,775,252	297,443	1,556,327	10,208,972	54,194	556,391	22,960,789

			Network		Right of
	Site Rent	Building	equipment	Vehicles	way	License	Other	Total
Balance at 1 January 2024	7,305,568	2,407,197	387,594	273,302	796,716	1,415	424,240	11,596,032
Depreciation and amortization charge for the year	(3,102,308)	(767,957)	(1,663,312)	(414,875)	(192,298)	(169,807)	(397,333)	(6,707,890)
Balance at 31 December 2024	6,827,604	2,474,788	328,930	2,069,111	939,844	37,600	638,941	13,316,818

As at 31 December 2025, the Company has additions to right-of-use assets amounting to TL 18,184,732 (31 December 2024: TL 8,955,478) and interest expense on lease liabilities amounting to TL 2,987,258 (31 December 2024: TL 1,500,476). Depreciation and amortization expenses amounting to TL 7,986,230 (31 December 2024: TL 6,707,890) are recognized in cost of revenues.

17.Other assets

	31 December	31 December
Other non-current assets	2025	2024
Advances given for property, plant and equipment	5,348,551	7,303,757
Deposits and guarantees given	1,228,760	1,022,791
Prepaid expenses	721,619	353,299
VAT receivable	648,907	495,757
Others	262,112	271,779
	8,209,949	9,447,383

	31 December	31 December
Other current assets	2025	2024
VAT receivable	3,578,544	2,236,204
Prepaid expenses	3,630,099	2,822,005
Prepaid taxes	324,242	270,954
Restricted cash	888,473	963,438
Advances given to suppliers	285,348	280,361
Receivables from tax office	2,571	367,343
Others	191,186	1,053,283
	8,900,463	7,993,588

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

18.Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2025 and 2024 are attributable to the following:

	Assets		Liabilities		Net
	2025	2024	2025	2024	2025	2024
Depreciation & Capitalization and revaluation difference under Property, plant and equipment and intangible assets (*)	7,782,328	1,106,277	(33,367,949)	(14,146,064)	(25,585,621)	(13,039,787)
Derivative instruments	159,887	50,573	(37,234)	(587,642)	122,653	(537,069)
Reserve for defined benefit plan and provisions	2,320,514	2,873,058	(15,641)	(745)	2,304,873	2,872,313
Tax losses carried forward	3,431,552	1,385,541	—	—	3,431,552	1,385,541
Tax allowances (***)	5,195,964	2,763,246	(3,139)	—	5,192,825	2,763,246
Other assets and liabilities (**)	7,208,085	4,778,455	(400,378)	(1,772,324)	6,807,707	3,006,131
Deferred tax assets/(liabilities)	26,098,330	12,957,150	(33,824,341)	(16,506,775)	(7,726,011)	(3,549,625)
Offsetting	(18,017,497)	(9,635,262)	18,017,497	9,635,262	—	—
Net deferred tax assets/(liabilities)	8,080,833	3,321,888	(15,806,844)	(6,871,513)	(7,726,011)	(3,549,625)
(*)

As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

(**)   Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

(***) Tax exemptions consist of deferred taxes arising from investment incentive certificates and R&D exemptions.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2025 and 2024 were as follows:

	2025	2024
Opening balance, net	(3,549,625)	(2,187,291)
Income statement charge	(4,784,299)	(2,046,491)
Tax charge relating to components of other comprehensive income	(757,837)	(843,583)
Tax charge related to equity items	1,365,750	1,527,740
Closing balance, net	(7,726,011)	(3,549,625)

The Group did not recognize deferred income tax assets of TL 1,665,351 (31 December 2024: TL 3,186,203) in respect of tax losses amounting to TL 19,812,716 (31 December 2024: TL 16,218,576) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

18.Deferred tax assets and liabilities (continued)

Recognized deferred tax assets and liabilities (continued)

Unused tax losses will expire at the following dates:

	31 December	31 December
Expiration Date	2025	2024
2025	—	5,578,042
2026	304,911	235,165
2027	3,727,680	3,172,164
2028	2,128,973	828,929
2029	6,649,571	5,546,666
2030	6,463,909	355,136
2031	490,921	441,281
Indefinite	46,751	61,193
Total	19,812,716	16,218,576

Tax Advantages Obtained Within the Scope of the Investment Incentive System

Profits generated from the Group’s investments that are covered by an investment incentive certificate are subject to corporate income tax at reduced rates, starting from the financial year in which the investment is partially or fully put into operation, until the investment contribution amount is utilized in full. As a result of the recognition of such tax benefit as of 31 December 2025, deferred tax income of TRY 2,346,908 has been recognized in the consolidated statement of profit or loss for the period from 1 January to 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

19.Trade receivables

	31 December	31 December
	2025	2024
Receivables from subscribers	16,091,832	15,035,358
Undue assigned contracted receivables	1,116,263	1,389,511
Accounts and notes receivable	6,337,363	5,124,258
	23,545,458	21,549,127

Trade receivables are shown net of provision for impairment amounting to TL 943,781 as at 31 December 2025 (31 December 2024: TL 814,830). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 5,058,910 and TL 3,303,789 at 31 December 2025 and 2024, respectively.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 249,318 (31 December 2024: TL 210,343) is presented under non-current trade receivable amounted to TL 257,003 (31 December 2024: TL 429,371). The allowance for doubtful receivables allocated for long-term trade receivables amounts to TL 341 (31 December 2024: TL 308).

20.Receivables from financial services

	31 December	31 December
	2025	2024
Non-current receivables from financial services	283,932	480,570
Current receivables from financial services	8,814,916	9,348,782
	9,098,848	9,829,352

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

21.Contract assets

	31 December	31 December
	2025	2024
Non-current contract assets	258,174	215,978
Current contract assets	6,321,129	6,806,987
	6,579,303	7,022,965

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

22.Inventories

As of 31 December 2025, inventories amounting to TL 897,953 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2024: TL883,014).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

23.Cash and cash equivalents

	31 December	31 December
	2025	2024
Cash in hand	337	649
Banks	78,398,265	83,340,516
- Demand deposits	5,595,255	6,029,132
- Time deposits	72,803,010	61,114,813
- Receivables from reverse repo	—	16,196,571
Impairment loss provision	(4,857)	(12,813)
Other (*)	13,434,537	6,901,401
	91,828,282	90,229,753

(*) It consists of highly liquid money market funds and government bonds with original maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 31 December 2025, the average effective interest rates of TRY, USD and EUR time deposits are 39.7%, 3.5% and 1.6% (31 December 2024: 47.4%, 2.7% and 2.7%) respectively.

As of 31 December 2025, average maturity of time deposits is 7 days (31 December 2024: 35 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December	31 December
	2025	2024
Cash and cash equivalents	91,828,282	90,229,753
Interest accrual of cash and cash equivalents	(60,510)	(366,852)
Total	91,767,772	89,862,901

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.Financial assets

The details of financial assets as of 31 December 2025 and 2024 are as follows:

	31 December 2025		31 December 2024
	Non-		Non-
	current	Current	current	Current
Fair value through profit or loss	8,620,841	2,485,526	7,803,449	4,677,683
- Investment funds (*)	8,620,841	2,485,526	7,803,449	—
- Currency protected time deposits	—	—	—	4,677,683
Fair value through other comprehensive income	29,152,733	9,524,555	15,513,584	2,933,859
- Listed debt securities (**)	29,152,733	9,524,555	15,513,584	2,933,859
Amortized cost	—	2,148,886	—	1,395,180
- Time deposits with maturity of more than three months	—	2,148,886	—	1,395,180
	37,773,574	14,158,967	23,317,033	9,006,722
(*)

Investment funds mainly consist of money market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**)	Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 December	31 December	Fair value
	2025	2024	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	38,677,288	18,447,443	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	10,602,314	7,104,182	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	—	4,677,683	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	504,053	699,267	Level 3	Pricing models based on discounted cash flow
	49,783,655	30,928,575

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.Financial assets (continued)

The movement of the financial assets which is shown in Level 3 are as follows:

	31 December	31 December
	2025	2024
Opening balance	699,267	867,759
Addition	71,891	190,760
Disposal	—	(124,465)
Remeasurement recognised in profit or loss	(260,217)	(189,231)
Monetary gain/(loss)	(6,888)	(45,556)
Closing balance	504,053	699,267

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows:

31 December 2025
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	100,000	4,404,161	Indefinite
USD	69,135	3,709,651	17 August 2031
TRY	2,914,000	3,227,414	10 February 2027
TRY	2,400,000	2,548,556	12 September 2029
USD	50,000	2,295,357	31 July 2030
USD	46,500	2,225,938	16 October 2028
USD	50,000	2,206,618	13 August 2026
USD	50,000	2,205,265	22 July 2026
USD	50,000	2,174,117	5 April 2026
TRY	1,500,000	1,621,220	27 September 2034
USD	35,000	1,584,491	26 February 2035
EUR	24,500	1,375,937	21 May 2030
USD	30,000	1,374,649	4 February 2030
EUR	23,945	1,244,558	14 September 2026
USD	22,500	1,020,877	12 November 2026
USD	21,000	937,916	Indefinite
USD	20,000	892,514	Indefinite
EUR	15,000	755,646	31 October 2035
USD	11,500	535,734	5 October 2034
USD	11,000	518,575	16 January 2029
USD	10,000	475,348	17 January 2034
USD	7,421	411,330	14 September 2027
TRY	250,000	258,297	8 November 2028
EUR	5,000	251,908	28 January 2026
EUR	3,000	154,286	1 April 2026
EUR	2,500	128,220	8 October 2026
TRY	100,000	92,968	16 March 2026
TRY	50,000	45,737	17 April 2026
Total listed debt securities		38,677,288

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.Financial assets (continued)

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows: (continue)

31 December 2025
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	113,235	4,853,525	Indefinite
EUR	50,000	2,522,660	Indefinite
EUR	50,000	2,268,762	Indefinite
TRY	116,497	255,508	Indefinite
USD	5,000	216,764	15 March 2026
USD	4,992	213,952	19 November 2027
TRY	174,131	174,131	Indefinite
USD	2,006	85,975	24 February 2027
TRY	2,144	8,655	1 January 2090
TRY	769	2,132	Indefinite
TRY	134	134	Indefinite
TRY	117	116	Indefinite
Total investment funds		10,602,314

31 December 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	135,000	6,168,766	15 May 2034
USD	54,500	2,760,739	16 October 2028
TRY	988,000	1,450,591	12 August 2026
TRY	1,001,000	1,396,346	12 September 2029
EUR	24,500	1,289,686	21 May 2030
USD	22,500	1,116,306	12 November 2026
USD	20,000	946,948	23 January 2025
USD	15,000	740,589	1 October 2025
USD	13,000	613,384	12 December 2025
USD	11,500	557,994	5 October 2034
USD	11,000	544,520	16 January 2029
USD	10,000	463,994	3 December 2025
USD	4,500	228,637	19 October 2028
USD	3,620	168,943	31 March 2025
Total listed debt securities		18,447,443

As of 31 December 2024, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TRY	1,644,192	2,885,065	25 April 2025
TRY	505,259	851,078	26 February 2025
TRY	246,418	417,007	21 February 2025
TRY	155,895	262,354	28 February 2025
TRY	155,646	262,179	27 February 2025
Total currency protected time deposits		4,677,683

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.Financial assets (continued)

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2025	2024
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	714,892	132,109
Related to financial assets, tax effect	(178,723)	(33,027)
	536,169	99,082

25.Equity

Share capital

As at 31 December 2025, share capital represents 2,200,000,000 (31 December 2024: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2025		31 December 2024
	(%)	TL	(%)	TL
Public Share (*)	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		2,200,000		2,200,000

Inflation adjustment to share capital		58,906,064		58,906,064
Inflation adjusted capital		61,106,064		61,106,064
(*)	Public shares also include the shares repurchased by the Company. As of 31 December 2025, the total number of treasury shares amounts to 23,557.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Treasury shares

In 2025, in accordance with the Board of Directors’ share buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased a total of 2,662,240 shares at a price level of between TRY 87.99 and TRY 95.58 (In 2024 the Company purchased a total of 3,001,398 shares at a price level of between TRY98.05 and TRY 99.87). Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends

Turkcell:

At the general assembly held on 15 May 2025, it was decided that a portion of the Company’s distributable profit for the period ending 31 December 2025, amounting to a gross nominal 8,000,000 TL, would be distributed to shareholders in cash as a gross 3.6363 TL per share with a nominal value of 1 TL, on 20 June 2025 and 26 December 2025. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2025, is 8,985,749 TL.

26.Earnings per share

	31 December	31 December	31 December
	2025	2024	2023
Numerator:
Profit attributable to owners of the Company	17,604,007	30,790,359	23,724,634
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	8.08	14.12	10.87

	31 December	31 December	31 December
	2025	2024	2023
Numerator:
Profit from continuing operations attributable to owners of the Company	17,791,410	14,523,109	20,002,327
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	8.17	6.66	9.17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

26.Earnings per share (continued)

	2025	2024	2023
Numerator:
Profit from discontinuing operations attributable to owners of the Company	(187,403)	16,267,250	3,722,307
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	(0.09)	7.46	1.71
(*)	Refer to Note 25 - Treasury shares

27.Other non-current liabilities

	31 December	31 December
	2025	2024
Liabilities to BeST investment agreement	1,640,828	1,707,760
Deferred revenue	312,506	278,405
	1,953,334	1,986,165
(*)

The transfer of ownership of BeST’s 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 4,286,230 as of 31 December 2025) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2026-2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

The payment amount of TL 106,864 has been classified under other short-term liabilities.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

28.Loans and borrowings

	31 December	31 December
Long-term borrowings	2025	2024
Unsecured bank loans	36,529,205	33,502,486
Secured bank loans	12,576,314	8,639,318
Lease liabilities	12,520,129	4,944,629
Debt securities issued	61,107,212	21,547,174
	122,732,860	68,633,607

	31 December	31 December
Short-term borrowings	2025	2024
Unsecured bank loans	24,366,285	37,935,323
Secured bank loans	1,826,138	1,599,835
Lease liabilities	2,964,188	1,367,685
Debt securities issued	6,759,655	27,036,945
	35,916,266	67,939,788

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500,000, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500,000, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The bond issued in 2015 with a nominal amount of USD 500,000 and a maturity of 10 years was redeemed in full upon its maturity on 15 October 2025, and the related liability has been fully settled.

The loan obtained on 26 October 2015 from China Development Bank with a principal amount of EUR 500,000 was redeemed in full upon its maturity on 23 October 2025, and the related liability has been fully settled.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

28.Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2025			31 December 2024
		Interest	Payment	Nominal	Carrying	Payment	Nominal	Carrying
	Currency	rate type	period	interest rate	amount	period	interest rate	amount
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+2.0%-Euribor+4.0%	35,323,659	2025-2030	Euribor+2.0%-Euribor+4.0%	41,822,675
Unsecured Bank Loans	EUR	Fixed	2026	3.6%-3.95%	1,973,139	2025	5.0%	484,477
Unsecured Bank Loans	USD	Floating	2026-2032	SOFR + 2.0% -SOFR + 2.2%	14,473,289	2026-2029	Sofr+ 2.2%	6,690,749
Unsecured Bank Loans	USD	Fixed	2026	2.5%	81,699	2026	2.6%	202,358
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2.0%	243,161	-	-	—
Unsecured Bank Loans	TRY	Fixed	2026	36.2% - 45.5%	6,114,448	2025-2027	24.4%-67.3%	18,873,442
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.1% - 5.5%	2,686,095	2026-2028	5.2%-5.5%	3,364,108
Secured bank loans	EUR	Floating	2026-2037	EURIBOR+0.7%	2,949,366	2036	Euribor+0.7%	1,472,567
Secured bank loans	USD	Floating	2026-2028	SOFR + 0.6% -SOFR + 1.6%	689,314	2026-2028	Sofr+0.6% & Sofr+1.6%	1,032,036
Secured bank loans	USD	Fixed	2026-2033	1.5% - 3.8%	4,296,681	2029-2033	1.5%-3.8%	5,422,323
Secured bank loans	CNY	Fixed	2026-2034	4.0%	6,467,091	2034	4.0%	2,312,227
Debt securities issued	TRY	Fixed	2026	37.0%-39.3%	2,408,283	2025	42.0%-49.5%	3,931,425
Debt securities issued	USD	Fixed	2026-2032	5.8% - 7.7%	65,458,584	2025-2028	5.8%	44,652,694
Lease liabilities	EUR	Fixed	2026-2034	2.9%-10.3%	404,831	2025-2034	2.9%-10.3%	458,601
Lease liabilities	TRY	Fixed	2026-2070	7.5%-62.3%	5,016,942	2025-2069	7.5%-62.3%	5,183,093
Lease liabilities	USD	Fixed	2026-2052	4.0%-11.6%	9,221,639	2025-2037	4.0%-11.6%	62,174
Lease liabilities	BYR	Fixed	2026-2028	10.8%-20.0%	840,905	2025-2037	10.8%-20.0%	608,446
					158,649,126			136,573,395

29.Employee benefits

	31 December	31 December
	2025	2024
Retirement pay liability provision	2,074,592	3,144,599
Unused vacation provision	816,101	824,158
	2,890,693	3,968,757

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2025	2024
Balance at 1 January	3,144,599	3,183,356
Service cost	493,572	646,459
Remeasurements	(1,161,825)	231,601
Interest expense	711,056	696,536
Benefit payments	(409,802)	(534,804)
Inflation adjustment	(703,008)	(1,078,549)
Balance at 31 December	2,074,592	3,144,599

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2025	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.1)%	15.6%	16.1%	(13.6)%
Impact on provision for defined benefit plans	(271,772)	323,636	334,009	(282,145)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

29.Employee benefits (continued)

Provision for defined benefit plans (continued)

31 December 2024	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.2)%	17.2%	6.6%	(22.7)%
Impact on provision for defined benefit plans	(446,533)	540,557	207,544	(713,824)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 220,614 and TL 124,826 in relation to the defined contribution retirement plan for the years ended 31 December 2025 and 2024 respectively.

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

As of 31 December 2025, the Group recognized expenses of TL 1,226,363 regarding this plan (31 December 2024: TL 1,817,575). Additionally, expenses regarding to key management personnel explained in Note 39.

30.Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2025 and 2024. The amount of deferred revenue is TL 1,133,040 and TL 664,358 as at 31 December 2025 and 2024, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

31.Contract liabilities

	31 December	31 December
	2025	2024
Long-term contract liabilities	2,524,641	2,817,919
Short-term contract liabilities	2,021,937	1,992,836
	4,546,578	4,810,755

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,992,836 (2024: TL 2,480,408).

The following table shows unsatisfied performance obligation result as of 31 December 2025;

	31 December	31 December
	2025	2024
Telecommunications service	10,768,817	3,060,547
Other	1,007,191	1,903,173
	11,776,008	4,963,720

Management expects that 29% of the transaction price allocated to the unsatisfied contracts as of 31 December 2025 will be recognized as revenue during 2026. The remaining 71% will be recognized in next years.

32.Provisions

Non-current provisions:

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2025	305,990	2,205,539	2,511,529
Provisions recognized	261,593	101,538	363,131
Payments	—	(69,346)	(69,346)
Unwinding of discount	—	289,827	289,827
Transfers to current provisions	(126,218)	—	(126,218)
Remeasurements	—	404,853	404,853
Effect of changes in exchange rates	—	122,187	122,187
Inflation adjustment	(84,957)	(588,930)	(673,887)
Balance at 31 December 2025	356,408	2,465,668	2,822,076

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

32.Provisions (continued)

Non-current provisions: (continued)

		Obligations for
		dismantling,
	Legal	removing and
	claims	site restoration	Total
Balance at 1 January 2024	209,008	2,397,858	2,606,866
Provisions recognized	292,190	25,041	317,231
Payments	—	(34,732)	(34,732)
Unwinding of discount	—	368,840	368,840
Transfers to current provisions	(108,794)	—	(108,794)
Remeasurements	—	231,131	231,131
Effect of changes in exchange rates	—	25,805	25,805
Inflation adjustment	(86,414)	(808,404)	(894,818)
Balance at 31 December 2024	305,990	2,205,539	2,511,529

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

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2025	422,526	5,664,436	6,086,962
Provisions recognized	116,443	6,606,426	6,722,869
Payments	(91,738)	(5,466,606)	(5,558,344)
Transfers from non-current provisions	126,218	—	126,218
Effect of changes in exchange rates	29	38,158	38,187
Inflation adjustment	(113,924)	(1,446,528)	(1,560,452)
Balance at 31 December 2025	459,554	5,395,886	5,855,440

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2024	850,280	2,883,116	3,733,396
Provisions recognized	(38,692)	7,260,231	7,221,539
Payments	(259,381)	(3,094,880)	(3,354,261)
Transfers from non - current provisions	108,794	—	108,794
Effect of changes in exchange rates	—	5,710	5,710
Inflation adjustment	(238,475)	(1,389,741)	(1,628,216)
Balance at 31 December 2024	422,526	5,664,436	6,086,962
(*)	Includes share-based payment (Note 29).
(**)	Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

33.Trade and other payables

	31 December	31 December
Short-term trade and other payables	2025	2024
Payables to suppliers	28,490,319	26,648,363
Taxes payable	5,937,485	5,302,796
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	3,923,077	3,768,259
Accrued selling and marketing expenses	548,504	515,830
Payables related with donation	113	4,117
Others (*)	4,096,745	2,599,548
	42,996,243	38,838,913

(*)A significant portion of the balance consist of expense accruals.

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

34.Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2025 and 2024 are attributable to the following:

	31 December 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,728,869	(1,532,645)	2,571,151	(656,192)
Net interest accrual income/ expense	50,410	-	103,126	7,664
	1,779,279	(1,532,645)	2,674,277	(648,528)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2025 and 2024 are as follows:

31 December 2025
Sell		Buy
	Notional		Notional
Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts
TRY	21,774	RMB	33,696	165,858	April 2026
EUR	84,980	USD	100,000	50,808	January 2032
Currency Forward Contracts
USD	706,000	TRY	31,166,880	585,444	April 2026
Currency Swap
USD	14,110	RMB	100,000	8,458	January 2026
Participating cross currency swap contracts
TRY	155,335	EUR	26,169	178,666	April 2026
TRY	218,682	USD	38,247	267,744	April 2026
Interest swap contracts
USD	563,032	USD	563,032	471,891	April 2026 - April 2033
Total derivative financial assets held for trading				1,728,869

31 December 2024
Sell		Buy
	Notional		Notional
Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts
TRY	30,920	USD	4,000	148,750	November 2025
TRY	43,386	CNY	67,141	358,574	April 2026
Currency Forward Contracts
USD	107,500	TRY	5,101,275	371,558	February 2025 - December 2025
EUR	10,000	TRY	534,373	45,151	November 2025
Currency Swap
EUR	22,343	CNY	170,006	42,143	February 2025
Participating cross currency swap contracts
TRY	756,826	EUR	136,499	874,329	October 2025 - April 2026
TRY	547,821	USD	91,894	634,001	November 2025 - April 2026
Interest swap contracts
USD	82,171	USD	82,171	96,645	April 2026 - April 2033
Total derivative financial assets held for trading				2,571,151

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.Derivative financial instruments (continued)

Held for trading (continued)

31 December 2025
Sell		Buy
	Notional		Notional
Currency	amount	Currency	amount	Fair value	Maturity
Currency Forward Contracts
TRY	29,964,478	USD	681,000	(501,452)	January 2026 - April 2026
TRY	1,955,265	EUR	39,000	(17,949)	March 2026 - November 2026
Currency Swap
TRY	26,137,244	USD	570,000	(917,163)	January 2026 - March 2026
Participating cross currency swap contracts
TRY	21,002	USD	3,355	(31,548)	April 2026
Options contracts
TRY	1,059,000	USD	25,000	(47,271)	February 2026
EUR	15,000	EUR	15,000	(65)	January 2026
Cross currency swap contracts
EUR	86,022	USD	100,000	(17,197)	January 2032
Total derivative financial liabilities held for trading				(1,532,645)

31 December 2024
Sell		Buy
	Notional		Notional
Currency	amount	Currency	amount	Fair value	Maturity
Currency Forward Contracts
TRY	11,900,200	USD	297,500	(451,776)	January 2025 - December 2025
Currency Swap
USD	16,750	CNY	120,943	(7,749)	February 2025
USD	10,822	EUR	10,103	(12,563)	January 2025
Participating cross currency swap contracts
TRY	92,134	EUR	20,040	(137,035)	April 2026
Options contracts
TRY	500,000	EUR	10,000	(46,193)	November 2025
Interest swap contracts
USD	26,740	USD	26,740	(876)	April 2026
Total derivative financial liabilities held for trading				(656,192)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2025. (31 December 2024: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

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

Currency risk

The Company started to apply hedge accounting for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement.

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 3,003 as of 31 December 2025. The after-tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2025.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 6,226 as of 31 December 2025. The after- tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2025.

The Group has designated certain bank loans as hedging instruments against the EUR/TRY spot exchange rate risk to which it is exposed, due to highly probable forecasted Euro telecommunication revenues, and has applied cash flow hedge accounting as of 2024. Within this scope, the outstanding balance of the loans designated under the hedging relationship amounted to EUR 39,721 as of 31 December 2025.

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after-tax foreign exchange loss recognized under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2025 in the scope of net investment hedge amounted to TL 1,508,989 (2024: TL 1,602,168).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps.

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2025
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

35.Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		31 December	31 December
	Notes	2025	2024
Trade receivables	19	23,802,461	21,978,498
Contract assets	21	6,579,303	7,022,965
Receivables from financial services	20	9,113,509	9,829,352
Cash and cash equivalents (*)	23	91,827,945	90,229,104
Derivative financial instruments	34	1,779,279	2,674,277
Other current & non-current assets (**)	17	1,427,859	2,060,434
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through profit or loss	24	11,106,367	12,481,132
Financial assets at fair value through other comprehensive income	24	38,677,288	18,447,443
Due from related parties		367,539	322,688
		186,830,436	166,441,073
(*)	Cash in hand is excluded from cash and cash equivalents.
(**)	Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Türkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent, including those classified as due from related parties at the reporting date by type of customer is:

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2025 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	166,451,570	2,058,238	475,666	281,111	236,567	241,750	1,859,298	362,517	121,345	172,088,062
Loss Allowance	153,674	49,333	16,630	16,022	16,980	32,306	371,952	243,499	50,042	950,438
(*)	Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2025, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 145,896,542. TL and out of this total balance TL 145,858,379 is included within “not due” column with a total loss allowance of TL 5,818. Total overdue balance associated with these assets amounts to TL 38,163. Remaining balances represents trade receivables.

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2025	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	6,587,202	-	-	-	-	-	-	-	-	6,587,202
Loss Allowance	7,899	-	-	-	-	-	-	-	-	7,899

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
services at 31 December 2025 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	6,939,097	1,330,537	479,110	189,207	180,633	52,437	148,719	1,797	7,609	9,329,146
Loss Allowance	15,410	10,189	2,270	7,608	35,856	33,368	101,530	1,797	7,609	215,637

(**) Other Assets includes receivables from financial services,

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2024 (*)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	145,271,903	2,022,883	412,519	262,362	213,536	364,165	1,394,942	346,941	161,577	150,450,828
Loss Allowance	168,202	52,107	16,147	12,619	16,360	15,598	275,011	238,960	67,068	862,072

(*)  Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Credit risk (continued)

Credit quality: (continued)

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Contract assets at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2024	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	7,030,116	-	-	-	-	-	-	-	-	7,030,116
Loss Allowance	7,151	-	-	-	-	-	-	-	-	7,151

			Less	Less
		Less Than	Than 60	Than 90	Less Than	Less Than	Less Than	Less Than	Less Than
Other assets from financial services at		30 Days Past	Days Past	Days Past	120 Days	150 Days	3 years Past	4 years	5 years
31 December 2024 (**)	Not Due	Due	Due	Due	Past Due	Past Due	Due	Past Due	Past Due	Total
Gross Carrying Amount	7,605,496	1,506,357	401,836	196,833	96,292	39,166	183,834	2,018	8,899	10,040,731
Loss Allowance	15,568	4,227	1,330	2,622	39,389	22,299	114,832	2,025	9,087	211,379

(**) Other Assets includes receivables from financial services.

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2025
	Contract	Trade Receivable &
	Assets	Other Assets
Opening balance	7,151	862,072
Provision for impairment recognized during the year	2,688	1,844,413
Amounts collected	-	(732,526)
Receivables written off during the year as uncollectible	-	(862,229)
Receivables transferred with receivables transfer contract	-	(452)
Effect of changes in exchange rates	-	72,951
Inflation adjustment	(1,940)	(233,791)
Closing balance	7,899	950,438

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Impairment losses (continued)

	31 December 2024
	Contract	Trade Receivable &
	Assets	Other Assets
Opening balance	6,405	1,143,758
Provision for impairment recognized during the year	3,088	1,628,459
Amounts collected	-	(568,365)
Receivables written off during the year as uncollectible	-	(1,001,046)
Effect of changes in exchange rates	-	20,440
Inflation adjustment	(2,342)	(361,174)
Closing balance	7,151	862,072

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December	31 December
	2025	2024
Opening balance	211,379	277,710
Provision for impairment recognized during the year	582,672	541,279
Amounts collected	(245,235)	(276,351)
Receivables transferred with receivables transfer contract	(277,682)	(243,281)
Inflation adjustment	(55,497)	(87,978)
Closing balance	215,637	211,379

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2025							31 December 2024
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	years	Amount	cash flows	or less	Months	years	years	years
Non-derivative financial liabilities
Secured bank loans	14,402,452	(18,179,335)	(915,531)	(952,683)	(1,783,315)	(5,664,552)	(8,863,254)	10,239,153	(12,467,739)	(826,118)	(807,252)	(1,583,594)	(4,311,524)	(4,939,251)
Unsecured bank loans	60,895,490	(67,902,804)	(18,071,669)	(6,986,229)	(13,642,418)	(27,358,540)	(1,843,948)	71,437,809	(78,630,045)	(28,042,329)	(12,005,548)	(14,464,492)	(23,274,201)	(843,475)
Debt securities issued	67,866,867	(87,445,715)	(4,729,878)	(2,232,097)	(4,464,194)	(52,129,172)	(23,890,374)	48,584,119	(55,051,625)	(6,079,603)	(22,893,877)	(1,320,989)	(24,757,156)	-
Lease liabilities	15,484,317	(27,331,495)	(3,109,393)	(1,677,762)	(4,057,628)	(6,980,393)	(11,506,319)	6,312,314	(11,090,043)	(1,733,135)	(1,444,411)	(2,715,727)	(3,810,095)	(1,386,675)
Trade and other payables (*)	28,914,825	(29,012,755)	(28,682,215)	-	-	-	(330,540)	26,869,334	(26,869,334)	(26,513,789)	-	-	-	(355,545)
Due to related parties	1,520,516	(1,520,516)	(1,426,111)	-	(94,405)	-	-	1,256,761	(1,256,762)	(1,243,898)	(12,532)	-	(332)	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,640,828	(4,286,231)	(113,175)	-	-	(139,623)	(4,033,433)	1,707,760	(4,610,460)	-	-	-	(227,568)	(4,382,892)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	1,532,645	(4,403,795)	(4,413,037)	9,242	-	-	-	648,528	(480,762)	62,485	(97,198)	(126,785)	(319,264)	-
Buy	-	(118,318,662)	(118,260,010)	(58,652)	-	-	-	-	(5,952,982)	(3,818,507)	(243,058)	(239,106)	(1,652,311)	-
Sell	-	113,914,867	113,846,973	67,894	-	-	-	-	5,472,220	3,880,992	145,860	112,321	1,333,047	-
TOTAL	192,257,940	(240,082,646)	(61,461,009)	(11,839,529)	(24,041,960)	(92,272,280)	(50,467,868)	167,055,778	(190,456,770)	(64,376,387)	(37,260,818)	(20,211,587)	(56,700,140)	(11,907,838)
(*)	Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2025
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	722,376	247,977	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	48,807	14,286	-
Other current assets	12,025	2,067	-
Cash and cash equivalents	235,605	593,443	-
	1,018,953	857,784	-
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,691)	(513,400)	(1,309,560)
Debt securities issued - non-current	(1,425,663)	-	-
Lease obligations - non-current	(189,174)	(6,850)	-
Other non-current liabilities	(38,281)	-	-
Loans and borrowings - current	(104,210)	(284,293)	(191,528)
Debt securities issued - current	(101,520)	-	-
Lease obligations - current	(25,970)	(1,174)	-
Other current liabilities	(4,420)	(4,908)	-
Trade and other payables - current	(245,818)	(44,776)	(644,784)
Due to related parties	(1,301)	-	-
	(2,488,048)	(855,401)	(2,145,872)

Financial liabilities defined as hedging instruments	3,003	102,523	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	787,218	(132,001)	133,696
Currency forward contracts	(39,110)	-	-
Net exposure	(717,984)	(27,095)	(2,012,176)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Financial asset at fair value through profit or loss	-	-	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	499,408	213,954
Foreign currency denominated liabilities
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	(1,012,511)	(1,161,067)

Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	276,585	(409,681)	(589,023)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, BYN, EUR against the following currencies as at 31 December 2025 and 31 December 2024 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2025
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	(3,077,445)	3,077,445	-	-
2- Hedged portion of USD risk (-)	-	-	(12,870)	12,870
3- USD net effect (1+2)	(3,077,445)	3,077,445	(12,870)	12,870

4- EUR net asset/liability	(136,703)	136,703	-	-
5- Hedged portion of EUR risk (-)	-	-	(517,261)	517,261
6- EUR net effect (4+5)	(136,703)	136,703	(517,261)	517,261

7- Other foreign currency net asset/liability (RMB)	(1,226,965)	1,226,965	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(1,226,965)	1,226,965	-	-
Total (3+6+9)	(4,441,113)	4,441,113	(530,131)	530,131

31 December 2024
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency

1- USD net asset/liability	1,275,184	(1,275,184)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,347)	30,347
3- USD net effect (1+2)	1,275,184	(1,275,184)	(30,347)	30,347

4- EUR net asset/liability	(1,970,305)	1,970,305	-	-
5- Hedged portion of EUR risk (-)	-	-	(284,165)	284,165
6- EUR net effect (4+5)	(1,970,305)	1,970,305	(284,165)	284,165

7- Other foreign currency net asset/liability (RMB)	(369,958)	369,958	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(369,958)	369,958	-	-
Total (3+6+9)	(1,065,079)	1,065,079	(314,512)	314,512

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Interest rate risk

As at 31 December 2025 and 2024 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2025		31 December 2024
		Effective		Effective
		Interest	Carrying	Interest	Carrying
	Note	Rate	Amount	Rate	Amount
Variable rate instruments
USD floating rate loans	28	5.9%	15,162,603	5.8%	7,722,781
EUR floating rate loans	28	5.3%	38,273,025	4.5%	43,295,242

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2025 and 2024:

	Profit or loss		Equity
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
31 December 2025
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying	Fair
	amount	value
As at 31 December 2025:
Bank loans	13,531,565	13,687,071
Debt securities	65,458,584	68,565,634

	Carrying	Fair
	amount	value
As at 31 December 2024:
Bank loans	11,636,551	11,626,438
Debt securities	44,652,694	44,389,870

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

36.Guarantees and purchase obligations

At 31 December 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 15,399,311 (31 December 2024: TL 5,605,194).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 44,756,369 at 31 December 2025 (31 December 2024: TL 26,848,488).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2025, the remaining investment commitment is amounting to USD 63,687 (TL equivalent of 2,729,776). (2024: USD 76,997).

37.Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The Council of State rejected the appeal requests and the case was finalized.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time.The Constitutional Court rejected the individual application request.

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

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and 130,000 TL was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final. The corporate tax cost of 32,380 TL arising from this payment was additionally settled by the Company within the scope of the mediation agreement.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the claimant increased the value of the claim to TRY 299,715 during the proceedings. At the hearing on 25 December 2025, the Court partially upheld and partially dismissed the case, ruling that the Company shall pay the plaintiff TL 8,629 along with the advance interest effective from 31 July 2012, and dismissing the claim for the excess amount.A settlement agreement was signed between the parties, and both parties mutually waived their right to appeal, and the case was finalized. Within this scope, 32,342 TL was paid to Mobiltel on 27 February 2026. The other case was finalized in favor of the Company.

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

A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. As a result of the appeal, the Council of State overturned the decision in favor of the Company and the file has been referred to the Regional Administrative Court for re-ruling.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman’s agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman’s agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. The reasoned decision was formally notified to the Company on 5 August 2025. The fine has been settled within one month from the date of notification with a 25% reduction. The Company made an application to the Competition Authority under Article 11 of the Administrative Litigation Procedure Law, requesting the annulment, withdrawal of the decision or adoption of a new administrative act. The Competition Authority rejected the application. The Company filed a lawsuit against the decision in due time. After the lawsuit was filed, the Competition Authority notified its reasoned judgement rejecting the Company’s application. The Company also filed a lawsuit against this reasoned rejection decision. The cases are pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA Investigations Regarding the R&D Obligations

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

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, have been finalized against the Company.

The ICTA imposed a total administrative fine of TL 277 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (March 1, 2019-April 30, 2021 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 207 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Articles 4 and 5 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed for the annulment of Article 4 of the decision.

The ICTA imposed a total administrative fine of TL 1,669 on Turkcell as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 1,251 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 520 on Superonline as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 390 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 1,312 TL Turkcell as a result of the Refund Investigation (Board Decision No. 122/Secretary Service Investigation) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 983 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 939 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (May 1, 2021-September 30, 2022 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 704 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Article 4 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed to revoke the decision.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

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

ICTA – Investigation on Identity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision “national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation, when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.” Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

ICTA – Inspection of Identity Verification Procedures in the Subscription Establishment Process

The ICTA has launched an inspection into Turkcell following the determination that subscription agreements established in written form did not comply with the relevant legislation. Within the scope of the inspection, an administrative fine may be imposed, and the following two details have been requested in our written statements: For the period between 31 December 2022 and 31 December 2025 on a calendar month basis: (i) The number of lines activated without applying the provisions of the fifth and sixth paragraphs of Article 7 of the Identity Verification Regulation in contracts established in writing, except for those using secure electronic signatures. (ii) The number of lines activated by the operator in accordance with the process set out in subparagraphs (b) and (c) of the second paragraph of Article 8 of the Identity Verification Regulation, in cases where the identity certificate is not of the appropriate type. The requested explanation has been submitted to the ICTA on 24 October 2025. In addition, the data requested by the ICTA was submitted to the ICTA on 5 November 2025.

ICTA - Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm’s subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412. The Court rejected the case. The Company appealed the decision before the Regional Administrative Court. As a result of the investigation, an administrative fine totaling 50,073 TL was imposed by the Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, amounting to 37,555 TL with an early payment discount. Additionally, the application for the reconsideration and revocation of the administrative fine decision has been made on 5 February 2026. The ICTA’s response is awaited.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA - Investigation on Limited Usage Services and Invoice Upper Limit

The ICTA imposed an administrative fine totaling 16,546 TL on Turkcell with its Board Decision notified on 10 November 2025, as a result of investigation of whether the obligations introduced by the Procedures and Principles Regarding Limited Usage Services and the Bill Upper Limit Implementation were fulfilled. The administrative fine was paid on 10 December 2025, in the amount of 12,409 TL, including an early payment discount.

ICTA - Investigation of Committed Subscriptions

Following an investigation into whether Turkcell had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 34,326 in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 25,744 TL. An application was made to the ICTA on 15 December 2025, for the reconsideration of Articles 1 and 7 of the decision. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Articles 1 and 7 of the decision.

Following an investigation into whether Superonline had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 8,589 TL in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 6,441 TL. An application was made to the ICTA on 5 December 2025, to grant an extension for refunds currently in process under Article 25 of the decision and to revoke Article 27. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Article 27 of the decision

ICTA - ISP Service Quality Investigation

BTK carried out an investigation into Superonline to examine whether it had fulfilled its obligations under the Electronic Communications Sector Service Quality Regulation and the Service Quality Communiqué for Internet Service Providers. As a result of the investigation, ICTA imposed an administrative fine totaling 3,895 TL with its Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 2,922 TL with an early payment discount.

ICTA – Facility Sharing Investigation

BTK carried out an investigation to examine the compliance of the work and procedures carried out in the processes from the submission of the facility sharing request to its completion with the relevant legislation. As a result of the investigation, ICTA imposed an administrative fine totaling 28,146 TL with its Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 21,110 TL with an early payment discount. Furthermore, the application for the reconsideration and revocation of the Board Decision has been made on 13 February 2026 The ICTA’s response is awaited.

ICTA -Universal Service Obligations Investigation

Following an investigation into whether Turkcell had fulfilled its universal service obligations, the ICTA imposed an administrative fine totaling 3,194 TL with its Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 2,395 TL with an early payment discount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

ICTA – Investigation on Service Interruption

Following an investigation into the service interruption that happened on 9 April 2025, in our Company’s systems, a total administrative fine of 34,975 TL was imposed by the Board Decision notified 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 26,231 TL, with an early payment discount.

ICTA- Proportional Fee Implementation Process

The ICTA initiated an investigation into Turkcell regarding the determination that proportional charges were not applied in tariff changes under the Principles of Application Regarding Proportional Charges in the Electronic Communications Sector. As a result of the investigation, the ICTA imposed an administrative fine totaling 11,127 TL with the Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 8,345 TL, including an early payment discount.

ICTA - Closing-Opening Fee Inspection

The ICTA initiated an investigation into Turkcell after determining that a total service fee of TL 253 excluding device fees and wireless usage/license fees, was charged to the bills of 10,517 subscribers whose service was suspended between May 1, 2018, and May 31, 2023, due to non-payment of debt. As a result of the investigation, the ICTA imposed a total administrative fine of 240 TL with its Board Decision dated 10 November 2025. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 180 TL.

ICTA – Real Estate Transfer Inspection

Board Decisions No. 2007/DK-08/373 and 2008/DK-08/433 state that network operators cannot transfer the real estate on which their facilities and equipment are located to a third party. The ICTA initiated an investigation into our Company due to the transfer of our real estate to Turkcell Gayrimenkul A.Ş. As a result of the investigation, the ICTA imposed an administrative fine totaling TL 21,550 with its Board Decision dated 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 16,162 TL with an early payment discount. In addition, the application for the reconsideration and revocation of the administrative fine decision has been made on 13 February 2026. The ICTA’s response is awaited.

ICTA - Inspection Regarding the Processing of Personal Data and the Protection of Privacy

Due to Superonline’s failure to inform some subscribers of their explicit consent within the third quarter of each year, in violation of Article 13 of the Regulation on the Processing of Personal Data and Protection of Privacy in the Electronic Communications Sector, the ICTA initiated an inspection into Superonline on February 24, 2026. As part of the investigation, it has been evaluated that our Company may be subject to an administrative fine of up to three percent (3%) of its net sales for 2023, and written explanations have been demanded. Our written explanations are being prepared.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.Commitments and Contingencies (continued)

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)Investigation of compliance with the obligation regarding mobile service quality notifications,

b)Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

c)Investigation of compliance with the legislation regarding subscription termination processes,

d)Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TL 29,628.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. Upon the conclusion of three lawsuits against the Company, an individual application was made to the Constitutional Court and the process is ongoing. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, and accordingly a provision amounting to TL 815,962 has been recognized in the consolidated financial statements as at and for the period ended 31 December 2025 (31 December 2024: TL 728,516). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management’s best estimate; however, the results of these proceedings may differ from the Group’s assessments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties

	31 December	31 December
Receivables from related party	2025	2024
Enerji Piyasaları İşletme A.S. (“EPIAS”)	89,078	—
TT Mobil	68,126	81,744
Türk Hava Yolları AŞ (“THY”)	46,425	87,304
Güneş Express Havacılık A.Ş.(“Sun Express”)	41,834	53,014
Türksat Uydu Haberleşme Kablo TV ve İşletme AŞ	34,843	17,396
TVF IFM Gayrimenkul İnşaat Ve Yönetim A.Ş. (“TVF IFM”)	31,637	—
Ziraat Bankası	25,376	24,597
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü (“PTT”)	201	8,111
AJET Hava Taşımacılığı A.Ş.	—	13,941
Others	30,019	36,581
	367,539	322,688

	31 December	31 December
Due from receivables from financial services	2025	2024
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü (“PTT”)	14,472	—
Turkiye Sigorta	189	—
	14,661	—

	31 December	31 December
Payables to related party	2025	2024
TOGG	367,801	2,058
Türkiye Sigorta A.Ş.	337,286	666,072
Türk Telekom	289,054	250,478
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	211,117	82,224
TT Mobil	198,116	175,078
Others	117,142	80,851
	1,520,516	1,256,761

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2025 and 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December	31 December
	2025	2024
Short-term benefits	406,432	443,652
Share based payments	324,039	478,883
Long-term benefits	1,366	486
Termination benefits	535	869
	732,372	923,890

The following transactions occurred with related parties:

	31 December	31 December
Revenue from related parties	2025	2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,486,858	1,460,836
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	1,301,157	260,696
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	818,396	486,705
Türk Hava Yolları A.S. (“THY”) (*)	453,123	562,794
Gunes Express Havacilik A.S. (“Sun Express”) (*)	311,578	329,396
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	221,955	56,962
Turk Telekomunikasyon A.S. (“TT”)(*)	196,232	177,380
TOGG (**)	176,333	102,065
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	171,925	222,061
Turkiye Hayat ve Emeklilik A.S.(*)	84,119	100,947
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)(*)	73,336	106,076
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	68,990	30,771
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	63,766	51,642
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	25,086	14,393
BIST (*)	22,536	9,525
Others	142,193	100,299
	5,617,583	4,072,548
(*)	Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties (continued)

	31 December	31 December
Related party expenses	2025	2024
Türk Telekomünikasyon A.S (*)	3,127,323	2,726,491
EPIAS (*)	3,166,701	990,142
TT Mobil (*)	1,646,773	1,413,051
Vakifbank (*)	1,080,415	724,963
Istanbul Takas ve Saklama Bankasi A.S. (“Takasbank”) (*)	294,219	722,427
PTT (*)	193,356	173,269
T.C. Hazine ve Maliye Bakanlığı	330,249	276,475
Turksat (*)	122,627	87,282
Others	638,657	800,445
	10,600,320	7,914,545
(*)	Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties (continued)

Details of the financial assets and liabilities with related parties as of 31 December 2025 and 2024 are as follows:

	31 December	31 December
	2025	2024
Banks - Time deposits	56,651,371	33,568,984
Banks - Demand deposits	1,190,045	1,062,233
Receivables from reverse repo	-	16,196,571
Financial investment (*)	14,830,012	6,318,753
Bank borrowings	(283,585)	(12,634,338)
Debt securities issued	(1,181,611)	(1,211,543)
Lease liabilities (**)	(9,404,433)	(146,563)
Impairment loss provision associated with bank deposits and other financial assets	(2,336)	(4,871)
	61,799,463	43,149,226
(*)	Financial investments consist of bonds and currency protected time deposit.
(**)

As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ.

As of 31 December 2025, the amounts of letters of guarantee given to the related parties is TL 2,964,625 (31 December 2024:TL 766,388).

Details of the time deposits at related parties as of 31 December 2025 and 2024 are as follows:

	31 December	31 December
	2025	2024
Ziraat Bankasi	50,443,208	8,261,993
Ziraat Katılım	2,764,074	5,509,008
Vakifbank	3,286,482	11,463,011
Halkbank	157,607	8,334,972
	56,651,371	33,568,984

Details of the time deposits at related parties

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2025
43,354	USD	2.9%	February 2026	1,862,358
440,974	EUR	1.1%	January 2026	22,250,871
32,501,410	TL	39.7%	February 2026	32,538,142
				56,651,371

Amount in
Original				31 December
Currency	Currency	Effective Interest Rate	Maturity	2024
233,940	USD	2.1%	January 2025	10,787,614
196,070	EUR	2.3%	January 2025	9,438,095
9,828,355	TL	47.4%	January - May 2025	13,343,275
				33,568,984

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties (continued)

Details of the bank borrowings at related parties

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2025
40,000	TL	38.5%	January 2026	40,425
235,000	TL	TLREF+2%	August 2027	243,160
				283,585

				31 December
Principle Amount	Currency	Effective Interest Rate	Maturity	2024
8,273,981	TL	28.8% - 58.0%	January 2025 - August 2027	12,634,338
				12,634,338

Details of the debt securities issued at related parties

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2025
1,150,000	TL	37.0% - 38.3%	February 2026- March 2026	1,181,611
				1,181,611

Principle				31 December
Amount	Currency	Effective Interest Rate	Maturity	2024
900,000	TL	42.0% - 44.5%	March - May 2025	1,211,543
				1,211,543

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.Related parties (continued)

Details of the lease liabilities at related parties

			31 December
Currency	Effective Interest Rate	Maturity	2025
TL	12.8% - 62.5%	2026 - 2035	231,774
USD	8.9% - 9.7%	2040	9,172,659
			9,404,433

			31 December
Currency	Effective Interest Rate	Maturity	2024
TL	12.5% - 62.0%	2025 - 2033	146,563
			146,563

Interest income from related parties:

	31 December	31 December	31 December
	2025	2024	2023
Vakifbank	1,559,397	4,847,490	4,032,524
Ziraat Bankasi	1,392,048	1,432,733	635,863
Halkbank	488,985	1,158,210	927,215
Ziraat Katilim	100,553	177,054	267,620
Other	143	42,964	548
	3,541,126	7,658,451	5,863,770

Interest expense to related parties:

	31 December	31 December	31 December
	2025	2024	2023
Vakifbank	1,444,657	2,413,280	1,217,634
Halk Varlık Kiralama A.S. (“Halk Varlık Kiralama”)	395,364	429,201	503,413
Ziraat Bankasi	38,382	121,425	304,172
Halkbank	2,621	23,019	27,194
Other	304	6,452	16,939
	1,881,328	2,993,377	2,069,352

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ. In relation to this agreement, an interest expense of TRY 576,026 is included in the consolidated statement of profit or loss for the year ended 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

39.Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries and associates of the Company as at 31 December 2025 and 31 December 2024 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2025 (%)	2024 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut (***)	Türkiye	Cloud solutions services	—	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknolojileri	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	—	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel (****)	Türkiye	Data processing	—	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data center and cloud services	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Turkcell Dijital Eğitim	Türkiye	Digital education	100	100
(*)	The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.
(**)	As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(***)As of 7 May 2025, The Company was merged with Lifecell Dijital Servisler.

(****)As of 16 September 2025, The Company was merged with Turkcell.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

40.Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December	31 December
	2025	2024
Associates
TOGG	3,567,677	6,929,473

The movement of investments accounted for using the equity method is as follows:

	31 December	31 December
	2025	2024
Opening balance	6,929,473	11,092,447
Shares of profit / (loss)	(3,499,147)	(4,139,657)
Remeasurements of defined termination benefit	(47,686)	—
Exchange differences on translation of foreign operations	185,037	—
Transfer from equity pickup to subsidiary	—	(23,406)
Contribution to capital increase	—	89
Closing balance	3,567,677	6,929,473

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

41.Cash flow information

Net financial liabilities reconciliation:

	Debt
	securities	Loans and	Lease		Derivative
	issued	Borrowings	liabilities	Total	Instruments, net	Total
Balance at 1 January 2025	(48,584,119)	(81,676,962)	(6,312,314)	(136,573,395)	2,025,749	(134,547,646)
Cash inflows	(51,166,565)	(90,940,793)	—	(142,107,358)	(9,747,641)	(151,854,999)
Cash outflows	39,644,427	101,680,015	9,036,861	150,361,303	9,136,039	159,497,342
Other non-cash movements	(22,421,049)	(24,976,749)	(20,804,246)	(68,202,044)	(902,500)	(69,104,544)
Inflation adjustment	14,660,439	20,616,547	2,595,382	37,872,368	(265,013)	37,607,355
Balance at 31 December 2025	(67,866,867)	(75,297,942)	(15,484,317)	(158,649,126)	246,634	(158,402,492)

	Debt
	securities		Lease		Derivative
	issued	Loans	liabilities	Total	Instruments, net	Total
Balance at 1 January 2024	(60,224,298)	(94,090,986)	(4,587,673)	(158,902,957)	3,194,522	(155,708,435)
Cash inflows	(19,464,996)	(64,290,665)	—	(83,755,661)	7,091,034	(76,664,627)
Cash outflows	25,859,125	65,650,854	6,576,587	98,086,566	(7,580,966)	90,505,600
Other non-cash movements	(14,210,421)	(20,107,978)	(10,121,595)	(44,439,994)	404,611	(44,035,383)
Inflation adjustment	19,456,471	31,161,813	1,820,367	52,438,651	(1,083,452)	51,355,199
Balance at 31 December 2024	(48,584,119)	(81,676,962)	(6,312,314)	(136,573,395)	2,025,749	(134,547,646)

42.Subsequent events

The Company committed to pay USD 1,224,000 (excluding VAT) for a total of 160 MHz of spectrum as a result of the frequency auction held by the ICTA on 16 October 2025. The auction price (excluding VAT) will be paid in three equal installments on 2 January 2026; 25 December 2026; and 2 May 2027. The first installment of the auction price and the VAT amount were paid on 2 January 2026, in the amount of TRY 28,062,109, corresponding to USD 652,800. On the same date, Authorization Certificate was approved and delivered to the Company. Under this authorization, the Company will commence providing services as of 1 April 2026.

On 17 March 2026, the Board of Directors proposed a gross cash dividend of TRY 8,800,000 from the 2025 net distributable profit. This represents TRY 4.00 per share with a nominal value of TRY 1.00. This proposal is subject to approval at the Annual General Meeting scheduled for 7 May 2026, with the distribution planned for 9 December 2026.

On 23 March 2026, the Company signed a USD 1,000,000 syndicated Murabaha facility with a consortium of 14 international banks, led by HSBC Bank Middle East Limited. The facility has a seven-year door to door maturity with an annual profit rate of 3-month SOFR plus 1.95%, representing an all-in cost of 3-month SOFR plus 2.14% per annum.